Form 20-F
period 1995-12-31
SGS THOMSON MICROELECTRONICS NV
filed 1996-07-05
CIK 932787

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_|            REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
|X|             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 1995
                                       or
|_|           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from to
                        Commission File number: 33-86320

                        SGS-THOMSON Microelectronics N.V.
             (Exact name of Registrant as specified in its charter)
          N/A                                   The Netherlands
(Translation of Registrant's                 (Jurisdiction of incorporation
    name into English)                   or organization)

                      Technoparc du Pays de Gex - B.P. 112
                             165, rue Edouard Branly
                            01630 Saint Genis Pouilly
                                     France
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

          Title of each class:                     Name of each exchange
                                                    on which registered

 Common Shares, nominal value                      New York Stock Exchange
   NLG 13.75 per Common Share


Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         Common Shares, nominal value NLG 13.75
         per Common Share                        138,208,680

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes |X|                   No |_|

         Indicate by check mark which financial statement item the registrant has elected to follow:

                        Item 17 |_|               Item 18 |X|

                                TABLE OF CONTENTS

                                     PART I

                                                                            Page
                                                                            ----

Item 1.     Description of Business........................................   1
Item 2.     Description of Property........................................  35
Item 3.     Legal Proceedings..............................................  38
Item 4.     Control of Registrant..........................................  40
Item 5.     Nature of Trading Market.......................................  47
Item 6.     Exchange Controls and Other Limitations Affecting Security
              Holders*.....................................................  47
Item 7.     Taxation.......................................................  47
Item 8.     Selected Consolidated Financial Data...........................  51
Item 9.     Management's Discussion and Analysis of Financial Condition
              and Results of Operations....................................  52
Item 10.    Directors and Officers of Registrant...........................  52
Item 11.    Compensation of Directors and Officers.........................  61
Item 12.    Options to Purchase Securities from Registrant or Subsidiaries.  61
Item 13.    Interest of Management in Certain Transactions.................  62

                                     PART II

Item 14.    Description of Securities to be Registered*....................  63


                                    PART III

Item 15.    Defaults upon Senior Securities*...............................  63
Item 16.    Changes in Securities and Changes in Security for Registered
              Securities*..................................................  63


                                     PART IV

Item 17.    Financial Statements*..........................................  63
Item 18.    Financial Statements...........................................  63
Item 19.    Financial Statements and Exhibits..............................  64


Signature
- ----------------
*  Omitted because item is not applicable.

                                     PART I


                         Item 1: Description of Business


The Company

                  SGS-THOMSON is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. On the basis of 1995 revenues, SGS-THOMSON was the world's leading supplier of analog ICs, mixed-signal ICs, power ICs and MPEG-2 decoder ICs. The Company currently offers more than 3,000 main types of products to more than 1,500 customers including Alcatel, Bosch, Creative Technology, Ford, Hewlett-Packard, IBM, Motorola, Nokia, Northen Telecom, Philips, Seagate Technology, Siemens, Sony, Thomson Multimedia and Western Digital.

                  The  Company  offers  a  diversified   product  portfolio  and
develops products for a wide range of market applications to reduce its dependence on any single product, industry or application market. The Company has focused on developing products that exploit its technological strengths, including differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers). Differentiated ICs foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. Differentiated ICs accounted for just over 51% of the Company's net revenues in 1995 compared to approximately 48% in 1994. SGS-THOMSON also targets applications that require substantial analog and mixed-signal content and can exploit the Company's system level expertise. In 1995, analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for approximately 46% of the Company's net revenues (compared to approximately 43% in 1994), while discrete devices accounted for approximately 17% of the Company's net revenues (compared to approximately 15% in 1994). In recent years, analog ICs and discrete devices have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

                  In 1995, the Company introduced a number of important new products, such as the STG2000 multimedia accelerator, the single-chip MPEG-2 decoder family, ST20 32-bit micro cores, as well as a digital processor (DSP
950) and 4 Mbit flash memory family. Most of these products address the rapidly growing markets for multimedia personal computers, television set top boxes and digital cellular telephones. The Company has also signed a licensing agreement with Bosch that grants the automotive component manufacturer the right to develop and manufacture smart power ICs using the Company's latest generation bipolar-CMOS-DMOS (1.2 micron, 60 volt) process. The Company entered into a multi-year agreement with Western Digital, pursuant to which the Company is to supply Western Digital with ICs based on CMOS standard cell methodologies (0.7 micron migrating to 0.5 micron by year end 1995). This agreement provides for the Company to supply products for disc controllers as well as new products under development.

                  In July 1995, the Company announced that the research and development center jointly operated by the Company and CNET, the research laboratory of France Telecom, had completed the development of the 0.35 micron CMOS process, only one year after the qualification of the 0.5 micron process. The 0.35 micron process, currently used in the assembly and development of a complex evaluation circuit of several million transistors, consists of five metal layers and involves more than 140 elementary operations. Other complex prototypes are being developed to further validate the process and accelerate the introduction of products based on this process, in particular a systolic processor for the estimation of movement in images, and a programmable video processor for the coding of images in accordance with the MPEG 4 standard (currently undergoing standardization).

                  In 1995, the Company established a design center in India, the Company's largest design center outside of Europe, which will principally cooperate in the design of advanced macrocells and libraries for the Company's analog, digital and mixed signal technologies.

                  In 1995, SGS-THOMSON adopted a plan to increase its manufacturing capacity through the addition of new 8-inch submicron fabrication plants that will be designed to meet the growing demand for VLSI devices. The Company also approved the building and equipping of a new 8-inch 0.5 micron front-end wafer fabrication plant (which will also be capable of 0.35 and 0.25 micron production) in Rousset, France.

                  The Company's business is organized into five principal product groups:

                  The Dedicated Products Group produces application-specific semiconductor products using advanced bipolar, CMOS, BiCMOS, mixed-signal and power technologies. The Group's dedicated products are used in all major end-user applications, including such new applications as mobile communications networks, asynchronous transfer mode communications systems and digital video compression systems. The breadth of the Group's customer and application base provides it with a source of stability in the cyclical semiconductor market, while its position as a strategic supplier of application-specific products provides it with opportunities to supply its customers' requirements for other products, including discrete devices, programmable products and memories.

                  The Discrete and Standard ICs Group produces discrete power devices, power transistors, standard linear and logic ICs and radio frequency ("RF") products. The Group's discrete and standard products are manufactured using mature technological processes that are less capital intensive than the Company's other principal products. The Group has a diverse customer base and broad product portfolio.

                  The Memory Products Group produces a broad range of memory products, including EPROMs, flash memories, EEPROMs, SRAMs, and chips for smartcards. The Company was the leading supplier of EPROMs in 1995, accounting for approximately 21.6% of worldwide EPROM sales. The Company is using its EPROM and EEPROM know-how to develop and produce a broad portfolio of flash memory devices. The Group does not produce DRAMS, a commodity memory product.

                  The Programmable Products Group produces microcomponents (including microcontrollers, microprocessors and digital signal processors), digital semicustom devices and mixed analog/digital semicustom devices.

                  The New Ventures Group identifies and develops new business opportunities to complement the Company's existing businesses and exploit its technological know-how, manufacturing capabilities and global marketing team. The Group was formed in May 1994, and its initial activities have focused on the manufacture and sale by the Company's wholly owned subsidiary in the United States, SGS-THOMSON Microelectronics, Inc. ("SGS-THOMSON U.S."), of x86 microprocessors designed by Cyrix Corporation ("Cyrix").

                  As part of its activities  outside the five principal products
groups,   the  Company  also  produces   subsystems  for  industrial  and  other
applications.

                  SGS-THOMSON's  products are  manufactured and designed using a broad range of manufacturing processes and proprietary design methods. SGS-THOMSON uses all of the prevalent function-oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications and BCD technologies (bipolar, CMOS and DMOS) for intelligent power applications. This broad technology portfolio, a cornerstone of the Company's strategy for many years, enables the Company to meet the increasing demand for "systems-on-a-chip" solutions. To complement this depth and diversity of process and design technology, the Company also possesses a broad intellectual property portfolio that it has used to enter into cross-licensing agreements with many major semiconductor manufacturers.

                  In 1995, SGS-THOMSON has expanded its diversified manufacturing infrastructure while improving the cost, quality and versatility of its operations. SGS-THOMSON has applied 1994 and 1995 investments to build and equip two 8-inch front-end manufacturing facilities in Crolles, France and Phoenix, Arizona currently in operation, is applying 1995 investments to build and equip an additional 8-inch front-end manufacturing facility in Catania, Italy, not yet in operation, and to build a new back-end facility and design center in Shenzhen, China through its joint venture created in 1994 with a subsidiary of the Shenzhen Electronics Group. The Company also converted 4-inch and 5-inch water fabs to 5-inch and 6-inch production and is commencing the conversion and expansion from 6-inch to 8-inch production of a front-end fabrication facility in Agrate, Italy. In addition, the Company has identified two other 8-inch front-end wafer fabrication facilities, one of which will be in Singapore, with the other one in Italy now under consideration. In 1995, the Company approved the building and equipping of a new 8-inch 0.5 micron front-end wafer fabrication plant (which will also be capable of 0.35 and 0.25 micron production) in Rousset, France. The Company has many back-end manufacturing activities in large and modern facilities in lower-cost areas in the Mediterranean and Asia Pacific regions and has focused on continually improving the productivity of all of its manufacturing facilities. SGS-THOMSON has also centralized the management of its manufacturing operations and implemented computer-integrated manufacturing systems and statistical process control techniques. The Company is fostering a corporate-wide Total Quality Management ("TQM") culture that defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development and production for all product lines.

                  SGS-THOMSON is international in scope, operating front-end and/or back-end manufacturing facilities in Europe, the United States, the Mediterranean and Asia Pacific regions, and conducting research and development primarily in France and Italy, and design, marketing and sales activities in each of the electronic industry's major economic regions: Europe, the United States, the Asia Pacific region and Japan. In 1995, approximately 46% of the Company's net revenues originated in Europe (compared to approximately 46% in 1994), approximately 24% in the Americas (compared to approximately 26% in
1994), 26% in the Asia Pacific region (compared to approximately 23% in 1994) and approximately 4% in Japan (compared to approximately 5% in 1994). In 1995, approximately one-third of the 6-inch equivalent wafers manufactured by the Company were manufactured outside of Europe and more than one-half of the Company's employees were located outside of Europe.

                  SGS-THOMSON  believes that strategic alliances are critical to success in the semiconductor industry, and has entered into strategic alliances with customers, other semiconductor manufacturers and a major supplier of design software. The Company has entered into several strategic customer alliances, including alliances with Alcatel, Seagate Technology and Thomson Multimedia. Customer alliances provide the Company with valuable systems and application know-how and access to markets for key products, while allowing the Company's customers to share some of the risks of product development with the Company and gain access to the Company's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. The Company has also entered into technology development alliances with customers and other manufacturers, including Northern Telecom in North America to develop advanced 0.5 micron BiCMOS mixed-signal technologies and Mitsubishi Electric Corporation ("Mitsubishi") in Japan to develop a family of 16 Mbit flash memories for mass storage applications. The Company has also entered into an agreement with Philips Semiconductors to jointly develop sub-micron CMOS logic processes in Crolles, France through 1997.

History

                  The Company was formed in June 1987 as a result of the combination of the non-military business of Thomson Semiconducteurs, the microelectronics business of the French state-controlled defense electronics company Thomson-CSF, and SGS Microelettronica, the microelectronics business owned by STET-Societa Finanziaria Telefonica S.p.A. ("STET"), the Italian state-controlled telephone company. Since its formation, the Company has significantly broadened and upgraded its range of products and technologies and has strengthened its manufacturing and distribution capabilities in Europe, North America, and the Asia Pacific region, while at the same time restructuring its operations to improve efficiency.

                  At the time of the Company's formation, SGS Microelettronica was the 20th largest semiconductor company in the world by revenues and the non-military semiconductor business of Thomson Semiconducteurs was of comparable size. At its inception, the Company was among the world's leading suppliers of intelligent power devices and bipolar power transistors and a leading supplier to the telecommunications industry. SGS Microelettronica's strengths in power products, industrial products and automotive products and its presence in the emerging Asia Pacific market complemented Thomson Semiconducteurs' strengths in mixed-signal processing, telecommunications devices and consumer electronics, its presence in the North American market and its strong intellectual property portfolio, which included patents acquired when Thomson Semiconducteurs purchased substantially all of the assets of Mostek Corporation in 1985. The combination of the two European-based semiconductor businesses provided opportunities to realize operating efficiencies, consolidate global operations and better withstand downturns in the cyclical semiconductor industry, and facilitated the financing of research and development and capital expenditures necessary to compete effectively with the world's leading semiconductor companies.

                  Following the Company's formation, management implemented a comprehensive plan to rationalize the Company's operations, pursuant to which a variety of measures were taken to reduce fixed costs, improve product quality and increase yields. Between 1987 and 1992, the Company closed or sold ten manufacturing plants, and certain back-end and front-end production processes were shifted to lower cost facilities in the Mediterranean and Asia Pacific regions. Although it maintained a broad product line, the Company rationalized its product offerings and process technologies and focused on increasing its production of differentiated products. Management also standardized the Company's management information systems and consolidated management, administrative and sales staffs for the combined group.

                  To increase its presence in the microprocessor market, in April 1989 SGS-THOMSON acquired Inmos Ltd. ("Inmos"), a British semiconductor company that was founded in 1978 and purchased by Thorn EMI plc ("Thorn EMI") in 1984. In connection with its sale of Inmos to the Company, Thorn EMI and an affiliate acquired a 10% interest in SGS-THOMSON which has since been sold. In October 1989, the Company purchased the former microwave semiconductor business of Microwave Semiconductor Corporation, and in March 1993, SGS-THOMSON acquired the low current thyristors and triacs business of Tag Semiconductors Limited, a subsidiary of Raytheon Company.

                  Since its formation in 1987, the Company has maintained its commitment to research and development despite significant cost reductions during the Company's restructuring, particularly in 1990 and 1991 when the Company experienced losses. Management initially combined the research and development staffs of the predecessor companies and focused its expanded research and development resources on strategic products, applications and technologies. Beginning in 1993, the Company significantly increased its capital investments as part of a long-term program to upgrade and increase its manufacturing capabilities at existing plants and to build new facilities.

                  To provide the Company with a stronger capital structure, the Company's shareholders contributed capital totalling $800 million between 1988 and 1993. The Company used these funds in part to finance restructuring costs and to reduce net debt (total debt less cash and cash equivalents and marketable securities) from a high of approximately $905 million at December 31, 1991 to a positive financial position of approximately $65 million at December 31, 1995. In December, 1994, the Company completed a registered public offering of Common Shares (the "Initial Public Offering") with net proceeds to the Company of approximately $198.7 million. In the Initial Public Offering, the Company sold 9,606,240 shares and the selling shareholders sold 11,393,760 shares at the initial price to public of $22.25 a share. In October

1995, the Company completed a secondary public offering of Common Shares in the U.S. and in France (the "Offering") with net proceeds to the Company of approximately $371.6 million. In the Offering, the Company sold 8,960,000 shares and the selling shareholders sold 11,740,000 shares at a price to public of $43.5 a share. See Item 4: "Control of Registrant". In February 1996, the Company also completed an offering of Common Shares to certain of its employees worldwide (the "Employee Offering"). Common Shares offered in the Employee Offering were offered at a 5% discount to the market price as of January 5, 1996. In addition, eligible employees who purchased shares in the Employee Offering ("Participating Employees") and who hold those shares at least until the first anniversary of the day on which such shares were issued to such Participating Employees, will be entitled to purchase, for each lot of ten shares purchased in the Employee Offering, one additional share (a "Bonus Share") at a discounted price. The purchase price of each Bonus Share will be the $ or FF equivalent of NLG 13.75, which is the nominal value per share. Participating Employees purchased an aggregate of 243,710 Common Shares in the Employee Offering, at a price per share of U.S. $33.72 or FF169.10.


Industry Background

                  Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications, computer systems, to applications such as telecommunications systems, automotive products, consumer goods and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of TAM (as defined below) as a percentage of worldwide revenues from production of electronic equipment according to published industry data (which for purposes of this annual report are data published by Dataquest, Inc. ("Dataquest")), semiconductor pervasiveness has increased from 9.0% in 1991 to 19.0% in 1995. The demand for electronic systems has also expanded geographically with the emergence of new markets, particularly in the Asia Pacific region.

                  Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data (which for all purposes of this annual report are World Semiconductor Trade Statistics ("WSTS")), worldwide sales of all semiconductor products (the total available market or "TAM") increased from $17.8 billion in 1983 to an estimate of $144.4 billion in 1995 (growing at a compound annual rate of approximately 19%, according to trade association data), while the market for products produced by the Company (the serviceable available market, or "SAM" which, prior to 1995 consisted of the TAM without DRAMS, microprocessors and opto-electronic products and commencing in 1995 and for all prior periods compared therewith includes microprocessors as a result of the Company's production of x86 products) increased from approximately $15.0 billion in 1983 to an estimate of $97.5 billion in 1995 (growing at a compound annual rate of approximately 17.0%). The TAM increased 42.0% in 1995, with sales in the Asia Pacific region, the Americas, Europe and Japan increasing by 54.0%, 40.0%, 43.0%
and 35.0%, respectively. In 1995, approximately 32.5% of all semiconductors were shipped to the Americas, 27.5% to Japan, 19.5% to Europe, and 20.5% to the Asia Pacific region.

                  Historically, cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time. However, certain significant changes in the industry could contribute to continued growth over the long term notwithstanding cyclical variations from period to period. Such changes include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships, growth in the electronic systems industry in the Asia Pacific region.

Business Outlook

                  Historically, cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time. However, certain significant changes in the industry could contribute to continued growth over the long term notwithstanding cyclical variations from period to period. Such changes include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry in the Asia Pacific region.

                  The Company is entering 1996 in a healthy financial and business condition, with demand exceeding its capacity in the majority of its product portfolio. It is, however, evident that the industry has started a correction from the extraordinary growth of recent years.

                  Certain industry analysts expect a growth rate for 1996 well below that of 1995, with disparities in growth among different product families. Based on information available to date, the Company believes that the market has already experienced a strong correction in the first half of 1996, and the Company expects this correction to continue at least into the second half of the year. The Company cannot anticipate how deep or how long this correction phase will be. The Company is confident, however, that the heavy emphasis on differentiated products in its portfolio, its strong customer base and strategic alliances, together with its well diversified sales base, both in terms of applications and geography, should allow SGS-THOMSON to again outpace the rate of growth in its served market.

                  The above statements contained in this "Business Outlook" are forward looking statements that involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; new product development and technological change; manufacturing risks; order cancellations or reduced bookings by key customers or distributors; intellectual property developments, international events, currency fluctuations; problems in obtaining adequate raw materials on a timely basis; and the loss of key personnel. Unfavorable changes in the above or other factors discussed under "Risk Factors" listed from time to time in the Company's SEC reports, including in the Company's Prospectus dated October 18, 1995 (pages 9 through 16), could materially affect the Company.

                  Semiconductor Classifications

                  The process technologies, levels of integration, design specificity, functional technologies and applications for different semiconductor products vary significantly. As differences in these characteristics have increased, the semiconductor market has become highly diversified as well as subject to constant and rapid change. Semiconductor product markets may be classified according to each of these characteristics.

                  Semiconductors  can be manufactured  using  different  process technologies, each of which is particularly suited to different applications. Since the mid-1970s, the two dominant processes have been bipolar (the original technology used to produce integrated circuits) and CMOS (complementary metal-oxide-silicon). Bipolar devices typically operate at higher speeds than CMOS devices, but CMOS devices consume less power and permit more transistors to be integrated on a single IC. While bipolar semiconductors were once used extensively in large computer systems, CMOS has become the most prevalent technology, particularly for devices used in personal computer systems. In connection with the development of new semiconductor applications and the demands of system designers for more integrated semiconductors, advanced technologies have been developed during the last decade that are particularly suited to more systems-oriented semiconductor applications. For mixed-signal applications, BiCMOS technologies have been developed to combine the high speed and high voltage characteristics of bipolar technologies with the low power consumption and high integration of CMOS technologies. For intelligent power applications, BCD technologies have been developed that combine bipolar, CMOS and DMOS technologies. Such systems-oriented technologies require more process steps and mask levels, and are more complex than the basic function-oriented technologies. The use of systems-oriented technologies requires knowledge of system design and performance characteristics (in particular, analog and mixed-signal systems and power systems) as well as expertise and experience with several semiconductor process technologies.

                  Semiconductors are often classified as either discrete devices (such as individual diodes or transistors) or integrated circuits (in which thousands of functions are combined on a single "chip" of silicon to form a more complex circuit). Compared to the market for ICs, there is typically less differentiation among discrete products supplied by different semiconductor manufacturers. Also, discrete markets have generally grown at slower, but more stable, rates than IC markets.

                  Semiconductors may also be classified as either standard components or application-specific ICs ("ASICs"). Standard components are used by a large group of systems designers for a broad range of applications, while ASICs are designed to perform specific functions in specific applications. Generally, there are three types of ASICs: full-custom devices, semicustom devices and application-specific standard products ("ASSPs"). Full custom devices are typically designed to meet the particular requirements of one specific customer. Semicustom devices are more standardized ICs that can be customized with efficient CAD tools within a short design cycle time to perform specific functions. ASSPs are standardized ASICs that are designed to perform specific functions in a specific application, but are not proprietary to a single customer.

                  The two basic functional technologies for semiconductor products are analog and digital. Analog (or linear) devices monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits are critical as an interface between electronic systems and a variety of real world phenomena such as sound, light, temperature, pressure, weight or speed. Electronics systems continuously translate analog signals into digital data, and vice versa.

                  The analog semiconductor market consists of a large and growing group of specific markets that serve numerous and widely differing applications, including applications for automotive systems, instrumentation, computer peripheral equipment, industrial controls, communications devices, video products and medical systems. Because of the varied applications for analog circuits, manufacturers typically offer a greater variety of devices to a more diverse group of customers. Compared to the market for commodity digital devices such as standard memory and logic devices, the analog market is characterized by longer product life cycles, products that are less vulnerable to technological obsolescence, and lower capital requirements due to the use of mature manufacturing technologies. Such characteristics have resulted in growth rates that have been less volatile than growth rates for the overall semiconductor industry.

                  Digital devices perform binary arithmetic functions on data represented by a series of on/off states. Historically, the digital IC market has been primarily focused on the fast growing markets for computing and information technology systems. Increasing demands for high-throughput computing and networking and the proliferation of more powerful personal computers and workstations in recent years have led to dramatic increases in digital device density and integration. As a result, significant advances in electronic system integration have occurred in the design and manufacture of digital devices.

                  There are two major types of digital ICs: memory products and logic devices. Memory products, which are used in electronic systems to store data and program instructions, are generally classified as either volatile memories (which lose their data content when power supplies are switched off) or nonvolatile memories (which retain their data content without the need for constant power supply). Volatile memories are used to store data in virtually all computer systems, from large and mid-range computers to personal computers and workstations. The primary volatile memory devices are DRAMs, which accounted for more than 76.0% of semiconductor memory sales in 1995. Nonvolatile memories are typically used to store program instructions that control the operation of microprocessors and electronic systems. The primary nonvolatile memory devices are EPROMs, flash memories and EEPROMs. Memory products are typically standard, general purpose ICs that can be manufactured in high volumes using basic CMOS processes, and they are generally differentiated by cost and physical and performance characteristics, including data capacity, die size, power consumption and access speed.

                  Logic devices process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, include microprocessors, microcontrollers and digital signal processors. Microprocessors are the central processing units of computer systems. Microcontrollers are complete computer systems contained on single integrated circuits that are programmed to control the operation of electromechanical systems by processing input data from electronic sensors and generating electronic control signals. Digital signal processors ("DSPs") are parallel processors used for high complexity, high speed real-time computations in a wide variety of applications, including digital cellular telephone systems and data compression systems. Standard devices are intended to be utilized by a large group of systems designers for a broad range of applications. Consequently, standard devices usually contain more functions than are actually required and, therefore, may not be cost-effective for certain specific applications. In addition to standard logic devices, a broad range of full-custom, semicustom and ASSP logic devices has been developed for a wide variety of applications. These devices are typically designed to meet particular customer requirements. Compared to memory markets, logic device markets are much more differentiated and dependent upon intellectual property and advanced product design skills.

                  Analog/digital (or "mixed-signal") ICs combine analog and digital devices on a single chip to process both analog signals and digital data. Historically, analog and digital devices have been developed separately as they are fundamentally different and it has been technically difficult to combine analog and digital devices on a single IC. System manufacturers have generally addressed mixed-signal requirements using printed circuit boards containing many separate analog and digital circuits acquired from multiple suppliers. However, system designers are increasingly demanding system level integration in which complete electronic systems containing both analog and digital functions are integrated on a single IC.

                  Mixed-signal ICs are typically characterized as analog ICs due to their similar market characteristics, including longer product life cycles, diverse applications and customers and more stable growth through economic cycles as compared to digital devices. However, certain parts of the mixed-signal market are becoming higher volume markets as the increasing use of mixed-signal devices has enhanced the options of system designers and contributed to the development of new applications, including multimedia, video conferencing, automotive, mass storage and personal communications.

                  The Semiconductor Market

                  The following tables set forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

                                      Worldwide Semiconductor Sales (1)                      Compound Annual Growth Rates(2)
                                      --------------------------------------------------------------------------------------
                                    1983       1988       1993        1995               83-88       88-93      83-93    93-95
                                    ----       ----       ----        ----               -----       -----      -----    -----



                                           (in millions)
Integrated Circuits........         $13,335    $35,893    $66,018    $126,056            21.9%        13.0%     17.3%    38.2%

   Analog (linear and mixed-
   signal).................           2,875      7,228     10,673      16,646            20.2          8.1      14.0     24.6
   Digital
     Logic.................           6,712     17,750     34,079      55,953            21.5         13.9      17.6     28.2
     Memory
       DRAM................           1,741      6,390     13,140      40,833            29.7         15.5      22.4     76.3
       Others..............           2,007      4,524      8,127      12,624            17.7         12.4      15.0     24.6
                                      -----      -----      -----      ------            ----         ----      ----     ----
           Total Memory....           3,748     10,914     21,267      53,457            23.8         14.3      19.0     58.5
                                      -----     ------     ------      ------            ----         ----      ----     ----
     Total digital.........          10,460     28,664     55,346     109,410            22.3         14.1      18.1     40.6
Discrete...................           3,696      6,999      8,637      14,004            13.6          4.3       8.9     27.3
Opto-electronics...........             736      2,113      2,654       4,344            23.5          4.7      13.7     27.9
                                        ---      -----      -----                        ----          ---      ----     ----
   TAM.....................         $17,767    $45,005    $77,309     144,404            20.4%        11.4%     15.8%    36.7%
                                    =======    =======    =======     =======            ====         ====      ====     ====

Europe.....................          $3,320     $8,104    $14,599     $28,199            19.5%        12.5%     15.9%    39.0%
Americas...................           7,761     13,418     24,744      46,998            11.6         13.1      12.3     37.8
Asia Pacific...............           1,150      5,374     14,168      29,540            36.1         21.4      28.5     44.4
Japan......................           5,536     18,109     23,798      39,667            26.7          5.6      15.7     16.1
                                      -----     ------     ------      ------            ----          ---      ----     ----
     TAM...................         $17,767    $45,005    $77,309    $144,404            20.4%        11.4%     15.8%    36.7%
                                    =======    =======    =======    ========            ====         ====      ====     =====


- ----------
(1)  Source: WSTS.
(2)  Calculated using end points of the periods specified.


                  During the 1960s and 1970s, the development of semiconductor process technologies was critical to the success of participants in the industry. As process technologies matured, manufacturing sciences became important; in the 1980s, the emphasis shifted to increasing production volumes and yields and lowering production costs. The large capital expenditures and other resources required during this period to develop advanced manufacturing capabilities resulted in a stratification of the industry between broad range suppliers operating multiple front-end and back-end manufacturing facilities and specialty niche players operating small wafer fabs or subcontracting wafer production.

                  With the continuing development of new semiconductor applications and increasing demands of system designers for more integrated systems-oriented products, semiconductor manufacturers must continually improve their core technology and manufacturing competencies.

In addition, the increasing diversity and complexity of semiconductor products, the demands of technological change, and the costs associated with keeping pace with industry developments have contributed to the growth of cooperative product design and development and manufacturing alliances with customers as well as among semiconductor suppliers. Alliances with customers provide the manufacturer with valuable systems and application know-how and access to markets for key products, while allowing the manufacturer's customers to share some of the risks and benefits of product development. Customers also gain access to the manufacturer's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development.

                  To compete as a broadline semiconductor manufacturer, management believes that it is important to have: (i) a broad and diverse customer base; (ii) a diversified product portfolio (including analog, digital mixed-signal and power products) and experience in several application markets;
(iii) a broad range of process technologies (including basic function-oriented and advanced systems-oriented technologies); (iv) an efficient, quality, global manufacturing infrastructure; (v) global marketing and technical support; and
(vi) a worldwide network of strategic alliances with customers and other semiconductor manufacturers.

                  Strategy

                  Since the Company's formation in 1987, management's objectives have been to become one of the world's top ten semiconductor suppliers and to achieve operating results better than the average of the top ten semiconductor suppliers. To achieve these objectives, the Company has focused on using its core technology and manufacturing competencies to produce innovative, quality and cost-effective products. The key elements of the Company's strategy are set forth below.

                  Maintain Broad Customer Base and Increase Customer Penetration. The Company works with its key customers to identify evolving needs and new applications and to develop innovative products and product features. The Company also seeks to use its access to key customers as a supplier of application-specific products to establish itself as a supplier across a broad range of products. The Company maintains a geographically diverse customer base across a broad range of market applications. Regional sales and marketing organizations operate in each of Europe, the United States, the Asia Pacific region and Japan. In addition, the Company's central strategic marketing team and key account management teams serve selected multinational customers.

                  Offer Diversified Product Portfolio in Evolving Application Markets. The Company offers a diversified product portfolio and develops products for a wide range of market applications to reduce its dependence on any single product, industry or application market. As a broad range supplier, the Company provides its customers with a single source of supply for multiple product needs. In the telecommunications market, the Company is developing advanced BiCMOS and high frequency bipolar processes and focusing on products for the switching equipment and new, fast-growing telecommunications markets, including the digital cellular telephone market. In the computer market, the Company produces dedicated products, memories, microcontrollers, semicustom devices and microprocessors for use in all types of computer systems. The Company is focusing particularly on the development of a family of flash memory products and dedicated products for computer monitors, disk drives and printers. In addition, the Company has started to manufacture and market x86 microprocessors. In the consumer products market, the Company is developing dedicated products for television and home entertainment systems and devices for new multimedia applications, including digital video decoders. In the automotive market, management is using its BCD processes to develop dedicated products for a wide range of automotive applications, and is currently focusing on developing strategic relationships with U.S. automobile manufacturers. In the industrial market, the Company is developing innovative power products, particularly for use in lighting systems and switch mode power supplies.

                  Emphasize Differentiated and Analog ICs. Within its diversified product portfolio, the Company has focused on developing products that exploit its technological strengths, including differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers). Differentiated ICs foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. Differentiated ICs accounted for just over 51% of the Company's net revenues in 1995 compared to approximately 48% in 1994. The Company also targets applications that require substantial analog and mixed-signal content and can exploit the Company's system level expertise. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for approximately 46% of the Company's 1995 net revenues (compared to approximately 43% in 1994), while discrete devices accounted for approximately 17% of the Company's 1995 net revenues (compared to approximately 15% in 1994). In recent years, analog ICs and discrete devices have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

                  Expand Strategic Alliances. Consistent with its belief that strategic alliances are critical to success in the semiconductor industry, the Company has entered into such alliances with customers, other semiconductor manufacturers and a major supplier of design software. The Company has entered into several customer strategic alliances, including with Alcatel, Seagate Technology and Thomson Multimedia. Alliances with customers provide the Company with valuable systems and application know-how and access to markets for key products, while allowing the Company's customers to share some of the risks of product development with SGS-THOMSON and to gain access to the Company's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers are generally designed to permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. Technology development alliances have been formed with customers and other manufacturers, including Philips Semiconductors in Europe to develop sub-micron CMOS technologies and Northern Telecom in North America to develop advanced 0.5 micron BiCMOS mixed-signal technologies and Mitsubishi in Japan to develop a family of 16 Mbit flash memories for mass storage applications. The Company has also entered into an alliance with Cadence Design Systems Inc. for the development of advanced CAD tools. Such design tools are critical to the timely and cost-effective development of new and advanced products.

                  Expand and Improve Manufacturing Capabilities. One of the Company's principal goals is to expand its diversified manufacturing infrastructure while seeking to achieve further improvements in the cost, quality and versatility of its operations. To expand capacity, SGS-

THOMSON  has  applied  1994 and 1995  investments  to build and equip two 8-inch front-end manufacturing facilities in Crolles, France and Phoenix, Arizona currently in operation, is applying 1995 investments to build and equip an additional 8-inch front-end manufacturing facility in Catania, Italy, not yet in operation, and to build a new back-end facility and design center in Shenzhen, China through its joint venture created in 1994 with a subsidiary of the Shenzhen Electronics Group. The Company also converted 4-inch and 5-inch water fabs to 5-inch and 6-inch production and is starting the conversion and expansion from 6-inch to 8-inch production of a front-end fabrication facility in Agrate, Italy. In addition, the Company has identified two other 8-inch front-end wafer fabrication facilities, one of which will be in Singapore, with the other one in Italy now under consideration. In 1995, the Company approved the building and equipping of a new 8-inch 0.5 micron front-end wafer fabrication plant (which will also be capable of 0.35 and 0.25 micron production) in Rousset, France. In 1995, approximately 76.0% of the wafers manufactured by SGS-THOMSON were manufactured on 5-inch or larger wafers. The Company is fostering a corporate-wide Total Quality Management ("TQM") culture that defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development and production for all product lines. SGS-THOMSON has established front-end and back-end manufacturing facilities in each of Europe, the United States and the Mediterranean and Asia Pacific regions. The Company's geographically diverse facilities allow it to shift production to accommodate variable production requirements.

                  Develop Advanced Process and Design Technologies. The Company intends to continue to exploit its expertise and experience with a wide range of process and design technologies to develop more advanced technologies. The Company is committed to continuing to increase research and development expenditures in the future. Despite significant cost reductions following the Company's formation in 1987 and particularly during 1990 and 1991 when the Company experienced losses, management did not reduce research and development spending. The Company is using its memory products as the focal point of its process development efforts due to their standardized design features, manufacturability and potential high volumes. Technological advances in the areas of transistor performance and interconnection technologies are being developed through the Company's logic products and semicustom devices. The Company is currently producing 0.6 micron 16 Mbit EPROMs and three volt, triple-metal layer semicustom devices with densities of up to one million gates. It is also working closely with many of its key customers on developing easy-to-use design equipment for specific applications. The Company is developing advanced and standardized design tools for its CMOS processes as well as libraries of macrofunctions and megafunctions for many of its products, and is focusing on improving its concurrent engineering practices to better coordinate design activities and reduce overall time-to-market.

Customers and Applications

                  SGS-THOMSON designs, develops, manufactures and markets over 3,000 main types of products that it sells to more than 1,500 customers. To many of its key customers the Company provides a wide range of products, including dedicated products, discrete devices, memory products and programmable products. The Company's position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide it with opportunities to supply such customers' requirements for other products, including discrete devices, programmable products and memory products.

                  The following table sets forth certain of the Company's customers in 1995 and certain applications for its products:

- -------------------------------------------------------------------------------------------------------------------
Telecommunications
     Customers:          Alcatel                          Fujitsu            Italtel                Philips
                         AT&T                             Gemplus            Motorola               Racal-Milgo
                         Daewoo                           Goldstar           Nokia                  Samsung
                         Ericsson                         Hayes              Northern Telecom       Siemens
                         ------------------------------------------------------------------------------------------
     Applications:       Answering machines                                  ISDN controllers
                         Central office switching systems                    Modems
                         Chips for smartcards                                PBX systems
                         Digital cellular telephones                         Telephone sets (corded and cordless)
- -------------------------------------------------------------------------------------------------------------------


Computer Systems
     Customers:          ACER                             Cyrix              Matsushita             Smith-Corona
                         Bull                             DEC                Olivetti               Tatung
                         Canon                            Epsom              Quantum                Western Digital
                         Compaq                           Hewlett-Packard    Seagate Technology     Xerox
                         Conner Peripherals               IBM
                         ------------------------------------------------------------------------------------------
     Applications:       Chips for smartcards                                Optical scanners
                         Disk drives                                         Photocopiers
                         Monitors                                            Printers
                         Network controllers

Automotive
     Customers:          BMW                              Daimler-Benz       Ford                   Marelli
                         Bosch                            Delco              Hyundai                Valeo
                         Chrysler                         Fiat
                         ------------------------------------------------------------------------------------------
     Applications:       Alternator regulators                               Ignition circuits
                         Airbags                                             Injection circuits
                         Antiskid braking systems                            Instrument
                         Automotive entertainment systems                    Electric Motor Controllers
                         Body and chassis electronics                        Multiplex wiring kits
                         Central locking systems                             Transmission control systems
                         Engine management systems
- -------------------------------------------------------------------------------------------------------------------


Consumer Products
     Customers:          Canal Plus                       Goldstar           Philips               Sony
                         Canon                            Grundig            Pioneer               Thomson Multimedia
                         Creative Technology              Kenwood            Samsung               Zenith
                         Daewoo                           Matsushita         Sanyo
                         General Instrument               Nokia              Sharp
                         ------------------------------------------------------------------------------------------
     Applications:       Audio power amplifiers                              Graphic equalizers
                         Audio processors                                    Pay television decoders
                         Cable television systems                            Satellite receiver decoding circuits
                         Compact disc players                                Set up boxes
                         Digital video encoders and decoders                 Televisions and monitors
                                                                             Video cassette recorders

- -------------------------------------------------------------------------------------------------------------------
Industrial and
   Other Applications
     Customers:          Astec                           Emerson             Philips               Siemens
                         Asea Brown Boveri               Mannesman           Schlumberger
                         ------------------------------------------------------------------------------------------
     Applications:       Battery chargers                                    Motor controllers
                         Industrial automation and control systems           Power supplies
                         Intelligent power switches                          Smartcard readers
                         Lighting  systems  (lamp  ballasts)                 Switch mode power supplies
- -------------------------------------------------------------------------------------------------------------------

                  No customer accounted for more than 5% of the Company's net revenues in 1995 and sales to the Company's top ten customers accounted for approximately 34% of the Company's net sales in 1995, the Company has several large customers, certain of whom have entered into strategic alliances with the Company. Many of the Company's key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 22.7% of the Company's net revenues in 1995 were made through distributors. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with the Company in the future at the same levels as in prior periods. The loss of one or more of the Company's customers or distributors, or reduced bookings by its key customers or distributors, could adversely affect the Company's operating results. In addition, in a declining market the Company has in the past and may in the future be requested to reduce prices to limit the level of order cancellations. Despite price reductions, however, in an industry downturn order cancellations may be expected, particularly by distributors and for commodity products.


Products and Technology

                  SGS-THOMSON designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. The Company's products include standard commodity components, full custom devices, semicustom devices and ASSPs for analog, digital and mixed-signal applications. Historically, the Company has not produced DRAMs or, until recently, x86 microprocessors. The SAM represented approximately 67.5% of the TAM in 1995, compared to 84% of the TAM in 1983. While the TAM increased at a compound annual growth rate of approximately 19% from $17.8 billion in 1983 to an estimate of $144.4 billion in 1995, the SAM increased at a compound annual growth rate of approximately 17% from $15.0 billion to an estimate of $97.5 billion during the same period.

                  The Company's products are organized into five principal product groups: Dedicated Products, Discrete and Standard ICs, Memory Products, Programmable Products and the New Ventures Group.

                  Dedicated Products Group

                  The Dedicated Products Group designs, develops and manufactures application-specific products using advanced bipolar, CMOS, mixed-signal and power technologies. The Group offers complete system solutions to customers in several application markets. As the largest of SGS-THOMSON's product groups, the Dedicated Products Group generated revenues of $1,350.5 million in 1995 (an increase of 38.9% over 1994 revenues), representing approximately 38% of SGS-THOMSON's 1995 revenues. Approximately 37.0% of the Group's revenues in 1995 were generated in Europe, while approximately 22.4%, 36.7%, and 3.9% were generated in the Americas, the Asia Pacific region, and Japan, respectively. Many of the dedicated products sold to the Asia Pacific region are sold to U.S.-based original equipment manufacturers located in the region. All of the Group's products are ASSPs or full custom devices.

                  The Dedicated Products Group works closely with customers to develop application-specific products using SGS-THOMSON's technologies and manufacturing capabilities. The breadth of the Group's customer and application base provides it with a source of stability in the cyclical semiconductor market. In addition, the Company's position as a strategic supplier of application-specific products fosters close relationships that provide it with opportunities to supply such customers' requirements for other products, including discrete devices, programmable products and memory products.

                  The   Group   particularly   emphasizes   dedicated   ICs  for
telecommunications, audio, automotive, power and computer applications.

                  The Group is organized into the following four product divisions: (i) telecommunications; (ii) computer and industrial; (iii) audio and automotive; and (iv) video. In addition, the Company created a business unit to design and manufacture products for the emerging digital video processing industry.

                  Telecommunications Products. According to published industry data, in 1995 SGS-THOMSON was the world's second largest supplier of dedicated telecommunications ICs (1995 total market of $2.5 billion). The Company's telecommunications products are used primarily in telephone sets, modems and subscriber line interface cards (SLICs) for digital central office switching equipment. The Group is targeting applications in mobile communications networks and telephone sets and asynchronous transfer mode ("ATM") communication systems.

                  Computer and Industrial Products. SGS-THOMSON's computer and industrial products include components for computer peripheral equipment, facsimile machines, photocopiers, industrial automation systems and lighting applications. Its key products are power ICs for motor controllers and read/write amplifiers, intelligent power ICs for spindle motor control and head positioning in computer disk drives and battery chargers for portable electronic systems, particularly mobile telephone sets.

                  Audio and Automotive Products. SGS-THOMSON's audio products include audio power amplifiers, audio processors and graphic equalizer ICs. The Company has sold more than 1.2 billion audio power amplifier ICs since 1972.

                  The Company's automotive products include alternator regulators, antiskid braking systems, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management and instrumentation systems.

                  Video Products. SGS-THOMSON produces ICs for television sets, videocassette recorders, satellite receivers and pay-tv decoders. The Company is focusing on developing products for applications in the growing U.S. satellite and cable television markets.

                  Image Processing. SGS-THOMSON has recently created a business unit to design and manufacture products for the emerging digital video processing industry. Emerging digital video technologies offer a number of advantages over traditional analog video, including the ability to compress video data for transmission and storage, to transmit and reproduce video data without perceptible image degradation and to randomly access and edit video data.

                  Despite the advantages of digital video, its widespread adoption has been constrained by the lack of high-performance, cost-effective compression devices and by the absence of digital video compression standards. Video compression, which uses complicated mathematical algorithms operating at high speeds to encode the large amounts of data that result from digitizing video signals, is both highly complex and technically challenging. Digital video compression technology is expected to contribute to the development of a number of new or enhanced applications in the consumer electronics, computer and communications markets, including video CD players, interactive game consoles and video conferencing systems.

                  The Company's image processing business unit is delivering large volumes of Motion Picture Experts Group ("MPEG") decoder ICs suitable for video CD products, personal computers, multimedia and digital TV applications. These products implement the MPEG 1 standard for CD ROM, video CD and personal computer applications and the MPEG 2 standard for digital TV applications (both cable and satellite digital TV). This unit is also developing products for emerging video phone applications.

                  Discrete and Standard ICs Group

                  The Discrete and Standard ICs Group designs, develops, and manufactures discrete power devices, power transistors, standard logic and linear ICs, and RF products (which were transferred to the Discrete and Standard ICs Group in May 1994). Including revenues from RF products, the Group generated revenues of $838.0 million in 1995 (an increase of 31.7% over 1994 revenues), representing approximately 24% of SGS-THOMSON's net revenues. Approximately 52.6% of the Group's 1995 revenues were generated in Europe, while approximately 21.1%, 25.2%, and 1.1% were generated in the Americas, the Asia Pacific region, and Japan, respectively. According to published industry data, based on 1995 revenues SGS-THOMSON is among the top three suppliers of power transistors (1995 total market of $5.2 billion) and thyristors (1995 total market of $807 million).

                  The Group's discrete and standard products are manufactured using mature technological processes. Although such products are less capital intensive than the Company's other principal products, the Company is continuously improving product performance and developing new product features. The Group has a diverse customer base, and a large percentage of the Group's products are sold through distributors.

                  Discrete Power Devices. SGS-THOMSON manufactures and sells a variety of discrete power devices, including rectifiers, protection devices and thyristors (SCRs and triacs). The Company's devices are used in various applications, including in particular telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor control and power control devices). More specifically, rectifiers are used in voltage converters and voltage regulators, protection devices are used to protect electronic equipment from power supply spikes or surges, and thyristors are used to vary current flows through a variety of electrical devices, including lamps and household appliances.

                  Power Transistors. SGS-THOMSON designs, manufactures and sells power transistors, which (like the Company's discrete power devices) operate at high current and voltage levels in a variety of switching and pulse mode systems. The Company has three power transistor divisions: bipolar transistors, power MOSFETs (metal-oxide-silicon field effect transistors) and new power transistors such as IGBTs.

                  The Company's bipolar power transistors are used in a variety of high-speed, high-voltage applications, including SMPS (switch mode power supply) system, television/monitor deflection circuits and lighting systems. According to published industry data, on the basis of 1995 revenues, SGS-THOMSON is among the leading suppliers of bipolar transistors, including RF power transistors, (1995 total market of $2.6 billion). The Company introduced power MOSFETs in 1991 to extend the use of power transistors to new high-frequency, high-voltage applications, including automotive components, crowbar protection devices, resonant converters and power factor correction devices. According to industry data, the Company has been ranked number five worldwide in the fast growing segment of the power MOSFETs.

                  The Company also offers a family of VIPower (vertical integration power) products, as well as omnifets and application-specific devices. VIPower products exhibit the operating characteristics of power transistors while incorporating full thermal, short circuit and overcurrent protection and allowing logic level input. VIPower products are used in consumer goods (lamp ballasts) and automotive products (ignition circuits, central locking systems and transmission circuits). Omnifets are power MOSFETs with fully-integrated protection devices that are used in a variety of sophisticated automotive and industrial applications. Application-specific devices are semicustom ICs that integrate diodes, rectifiers and thyristors on the same chip, thereby providing cost-effective and space-saving components with a short design time.

                  Standard Logic and Linear ICs. The Company produces a variety of bipolar and HCMOS logic devices, including clocks, registers, gates and latches. Such devices are used in a wide variety of applications, including increasingly in portable computers, computer networks and telecommunications systems.

                  The Company also offers standard linear ICs covering a variety
of  applications,   including  amplifiers,   comparators,  decoders,  detectors,
filters, modulators, multipliers and voltage regulators.

                  Radio Frequency Products. The Company supplies components for RF transmission systems used in television broadcasting equipment, radar systems, telecommunications systems and avionic equipment. At present, most of the Company's RF products are sold in the United States. The Company is targeting new applications for its RF products, including two-way wireless communications systems (in particular, cellular telephone systems) and commercial radio communication networks for business and government applications.

         Memory Products Group

                  The Memory Products Group designs, develops and manufactures a broad range of semiconductor memory products. The Memory Products Group generated revenues of $662.5 million in 1995 (an increase of 15% over 1994 revenues), representing approximately 19% of SGS-THOMSON's 1995 revenues. Approximately 44.5% of the Group's 1995 revenues were generated in Europe, while approximately 25.4%, 16.6%, and 13.5% were generated in the Americas, the Asia Pacific region, and Japan, respectively. According to published industry data, on the basis of 1995 revenues, SGS-THOMSON was the leading producer of EPROMs (1995 total market of $1.4 billion) and the leading supplier of EEPROMs (1995 total market of $1.3 million).

                  There are two basic types of memory devices, random access memories ("RAMs") and read-only memories ("ROMs"). Data can be both read from and written to RAMs, whereas data can only be read from, but not written to, ROMs. RAMs are typically used in microprocessor systems to store data used in the operation of such systems, whereas ROMs are typically used to store program instructions that control the operation of microprocessors and electronic systems.

                  The most common types of RAMs are DRAMs (dynamic RAMs) and SRAMs (static RAMs). DRAMs are volatile memories that lose their data content when power supplies are switched off, whereas SRAMs are volatile memories that allow the storage of data in the memory array but without the need for clock or refresh logic circuitry. SRAMs are roughly four times as complex as DRAMs (four transistors per bit of memory compared to one transistor) and are significantly more expensive than DRAMs per unit of storage. DRAMs are used in a computer's main memory to temporarily store data retrieved from low cost external mass memory devices such as hard disk drives. SRAMs are principally used as caches and buffers between a computer's microprocessor and its DRAM-based main memory.

                  There are several types of read-only memories that offer varying degrees of functionality at varying costs. ROMs are permanently programmed when they are manufactured while programmable ROMs (PROMs) can be programmed by system designers or end-users after they are manufactured. Erasable PROMs (EPROMs) may be erased and reprogrammed several times, but to do so EPROMs must be physically removed from electronic systems, exposed to ultraviolet light, reprogrammed using an external power supply and then returned to the systems. Electrically erasable PROMs (EEPROMs) can be erased byte by byte and reprogrammed "in-system" without the need for removal. Using EEPROMs, a system designer or user can program or reprogram systems at any time.

                  Programmable erasable ROMs ("flash" memories) are relatively new products that represent an intermediate solution for system designers between EPROMs and EEPROMs based on their cost and functionality. Flash memories are typically less expensive than EEPROMs, but may be erased and rewritten. The entire contents of a flash memory or large blocks of data (not individual bytes) can be erased with a "flash" of current. Because flash memories can be erased and reprogrammed electrically and in-system, they are more flexible than EPROMs and, therefore, may replace EPROMs in many of their current applications. Flash memories may also be used for solid state mass storage of data, a potentially high volume application, and in other applications, including, in particular mobile telephone systems. Flash memories are smaller and use less power than the hard disk drives now commonly used for mass data storage, and, therefore, are considered candidates to replace disk drives, particularly in portable computers.

                  According to published industry data, the TAM for memory devices in 1995 was approximately $53.4 billion, with DRAMs, SRAMs, ROMs, EPROMs, flash and EEPROMs accounting for approximately 76.4%, 11.3%, 3.7%, 2.6%, 3.5% and 2.5% of the total, respectively.

                  The Company's Memory Products Group is organized into the following divisions: (i) EPROMs; (ii) flash memories; (iii) EEPROMs and application-specific memories; (iv) SRAMs; and (v) smartcard products.

                  EPROMs. SGS-THOMSON produces a broad range of EPROMs, from 16 Kbit to 16 Mbit. According to published industry data, SGS-THOMSON was the world's leading supplier of EPROMS in 1995, with revenues of $337.3 million (a decrease of 3% over 1994 revenues) or approximately 21.6% of worldwide EPROM sales. The Company currently produces EPROMs using 0.5 micron CMOS technologies.

                  The EPROM market is a relatively mature, commodity-like market. To compete in such market, the Company has focused on reducing die sizes, improving manufacturing yields and reducing costs. SGS-THOMSON has been successful in the world EPROM market primarily due to its non-volatile CMOS manufacturing technologies, its assembly plants in Singapore and Malaysia, and its large sales and distribution channels around the world.

                  Due to industry capacity limitations in 1993, EPROM prices rose and backlog increased. With additional industry capacity coming on-line in early 1994, EPROM prices and backlogs began declining in the second quarter of 1994 and continued declining during the remainder of the year. Prices remained low in 1995 but improved in the beginning of 1996.

                  Flash Memories. The Company is using its EPROM and EEPROM know-how to develop advanced flash memory products, and currently produces flash memories up to 4 Mbit in size. The Company intends to develop a broad portfolio of flash memory devices to cover all EPROM-like market needs, including 0.5 micron dual voltage and single voltage devices up to 16 Mbit. The Company also intends to develop specific processes based on current technology to produce 64 Mbit 0.35 micron devices for the mass storage market. The Company is using its flash memories and fast SRAMs as the focal point of its process development efforts due to their standardized design features, manufacturability and potential high volumes.

                  In May 1993, the Company entered into a strategic alliance with Mitsubishi to jointly develop a family of compatible 16 Mbit dual voltage flash memories for mass storage applications using 0.5 micron CMOS wafer process technology and to standardize specific manufacturing processes. In addition, in December 1994, SGS-THOMSON signed an agreement with Advanced Micro Devices Inc. ("AMD"), the supplier of approximately 24% of flash memories sold in 1994, to cooperate in the definition of standards for future EPROM-like flash memory products based on AMD's single-voltage architecture. The cooperation is intended to help create an alternative industry standard to Intel's standard for flash memory products and thereby accelerate growth in the worldwide flash memory market. SGS-THOMSON and AMD currently plan to independently develop compatible products around the standard. The Company currently produces the 4 Mbit single voltage flash memory device which is designed to the same specifications as the equivalent device from AMD, with which it is pin-compatible, although built with a proprietary 0.6 um double-metal CMOS technology.

                  EEPROMs and Application-Specific  Memories. The Company offers
1.2 micron serial EEPROMs up to 16 Kbit and parallel EEPROMs up to 64 Kbit. Serial EEPROMs are the most popular type of EEPROMs and are generally used in computer, automotive and consumer applications. Parallel EEPROMs account for a smaller portion of the EEPROM market, being used mainly in telecommunications equipment. SGS-THOMSON entered the parallel EEPROM market in late 1993. The Company intends to work closely with its key customers and strategic allies to identify and develop new application-specific memory devices using mixed technologies.

                  SRAMS. The Company focuses on producing fast SRAMs and specialty low power SRAMs, but not other more standardized types of SRAMs. The Company's fast SRAMS are used as cache memories in computer systems and as main memories in telecommunications systems. The Company produces fast SRAMs up to 1 Mbit with access speeds of 9 to 20 nanoseconds. The Company's low power SRAMs are used as main memories in portable computers and telecommunications equipment. The Company produces low power SRAMs up to 1 Mbit with access speeds of 35 to 70 nanoseconds.

                  Smartcard Products. Smartcards are credit-card like devices containing integrated circuits that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay telephone systems (primarily in France and Germany), cellular telephone systems (primarily in Europe), bank cards (primarily in France) and pay television systems (primarily in the United Kingdom and France). Other potential applications include medical record applications, card-access security systems and toll-access applications. SGS-THOMSON shipped more than 207 million units in 1995.

                  Smartcards incorporate a variety of products manufactured by the Company, including microcontrollers, EPROMs, EEPROMs and flash memory components. A key smartcard customer of the Company is Gemplus, a French company that was formed in 1988 as a spinoff from the Company. The Company retained a 32% interest in Gemplus until 1992.

                  Programmable Products Group

                  The Programmable Products Group designs, develops and manufactures microcomponents (including microcontrollers, microprocessors and digital signal processors), digital semicustom devices, mixed analog and digital semicustom devices. The Group generated revenues of $535.5 million in 1995 (an increase of 40.4% over 1994), representing approximately 15% of SGS-THOMSON's 1995 revenues. Approximately 51.4% of the Group's 1995 revenues were generated in Europe, while approximately 27.0%, 20.0%, and 1.6% were generated in the Americas, the Asia Pacific region and Japan, respectively.

                  Microcomponents.   The  Company's   microcomponents   division
manufactures and sells microcontrollers, microprocessors and digital signal processors.

                  Microcontrollers are complete computer systems contained on single integrated circuits that are programmed to specific customer requirements. They contain microprocessor cores as well as logic circuitry and memory capacity. Microcontrollers control the operation of electronic and electromechanical systems by processing input data from electronic sensors and generating electronic control signals, and are used in a wide variety of consumer products (alarm systems, household appliance controls and video products), automotive systems (engine control and dashboard instrumentation), computer peripheral equipment (disk drives, facsimile machines, printers and optical scanners), industrial applications (motor drives and process controllers), and telecommunications systems (telephones, answering machines and digital cellular phones).

                  Based on its experience with a variety of second-sourced microcontrollers, the Company has developed its complete "ST" family of proprietary microcontroller products, ranging from the 8-bit ST6 microcontrollers to the 32-bit ST20 devices. The ST20 family is designed to address the full spectrum of embedded processor applications, from computer peripherals such as hard disk drives and laser beam printers to high volume consumer appliances such as digital telephone handsets and digital satellite receivers. SGS-THOMSON's microcontrollers draw on the Company's large product and technology portfolios to combine logic devices, EPROMs, EEPROMs, flash memories and various macrofunctions around a range of second-sourced and proprietary cores. The Company has also developed a line of starter kits and code generators and compilers that permit system designers to quickly and easily implement the Company's microcontrollers into their electronic systems. The Company is targeting emerging applications for microcontrollers, including televisions, monitors, cable television and satellite receivers and cellular telephones.

                  Microprocessors are the central processing units of computer systems. The Company second-sources a variety of microprocessors developed by other semiconductor manufacturers. The Company is currently developing a 64-bit RISC microprocessor.

                  Digital signal processors ("DSPs") are parallel processors used for high complexity, high speed real-time computations. DSPs are used in a wide variety of applications, including answering machines, modems, digital cellular telephone systems, audio processors and data compression systems. SGS-THOMSON and its predecessors have been producing DSPs for more than ten years. The Company recently introduced the D950-CORE, a fixed point DSP core based upon the Company's 0.5 micron/3.3V triple-level-metal HCMOS5 technology for a wide range of applications in the computer, telecommunications and consumer markets. Examples of applications include mobile phones, telephone answering machines, fax machines, modems, disk drives, video conferencing systems and speech, sound, music and other multimedia functions.

                  Digital Semicustom Devices. Semicustom devices are ICs containing standardized lines or arrays of transistors that can be configured or interconnected to perform specific functions after a short design cycle time. SGS-THOMSON manufactures a wide range of digital semicustom devices, including high-speed low-voltage 0.5 micron CMOS triple-metal layer gate arrays, standard cells and embedded arrays.

                  SGS-THOMSON's semicustom devices are supported by libraries of cells, macro functions and design tools. SGS-THOMSON supports popular CAD tools and platforms, and has strategic alliances with Cadence Design Systems, Inc. and Synopsys, Inc. to develop semicustom CAD tools. SGS-THOMSON is developing proprietary libraries for semicustom devices for telecommunications, computer and consumer applications.

                  Mixed-Signal Semicustom Devices. SGS-THOMSON and its predecessor companies have also manufactured mixed-signal BiCMOS semicustom gate arrays, standard cells and embedded arrays since 1985. Mixed-signal devices combine standard cells of digital gates and analog devices on the same semicustom IC. Such devices can be used in a wide variety of analog/digital applications, including computer peripherals, telecommunications products and industrial systems.

                  New Ventures Group

                  SGS-THOMSON established the New Ventures Group in May 1994 to bring together various major product initiatives that would otherwise have been coordinated within and across individual product groups. The Group identifies and develops new business opportunities to complement the Company's existing businesses and exploit its technological know-how, manufacturing capabilities and global marketing team. The Group's first activities have been the manufacture and sale of x86 microprocessors designed by Cyrix. The Group is also evaluating other business opportunities.

                  x86 microprocessors are the central processing units of IBM-compatible personal computer systems (which accounted for more than 84% of worldwide personal computer sales in 1995). SGS-THOMSON U.S. has manufactured Cyrix-designed x86 chips since 1992 as a foundry for Cyrix. In 1995, SGS-THOMSON U.S. produced x86 chips for the original equipment manufacturer market. The Company is also focusing on developing improvements to its x86 products, including size reduction and speed improvement, as well as future generations such as the Cyrix 6x86.

                  The Company expects to be able to use microprocessor technology, its broad range of other products and technologies and its strengths in developing and marketing application-specific products to produce powerful x86 core-based embedded applications and derivative products.


Sales, Marketing and Distribution

                  In 1995, the Company derived approximately 77% of its revenues from sales directly to customers through its regional sales organizations (compared to approximately 75% in 1994) and 23% of its revenues from sales through distributors (compared to approximately 25% in 1994). SGS-THOMSON operates regional sales organizations in Europe, North America, the Asia Pacific region and Japan. In 1995, approximately 46% of the Company's revenues originated in Europe (compared to approximately 46% in 1994), while 24%
originated in the United States (compared to approximately 26% in 1994), 26% originated in the Asia Pacific Region (compared to approximately 23% in 1994) and 4% originated in Japan (compared to approximately 5% in 1994). In 1995, no customer accounted for more than 5% of the Company's net revenues.

                  The European region is divided into five main sales and services districts: Central Europe (Germany and Austria), Northern Europe (United Kingdom, Ireland and Scandinavia), Western Europe (France and the Benelux countries), Southern Europe (Italy, Spain, Portugal) and Export Group. The sales organization in each district is segmented by application market (i.e., telecommunications, computer, consumer, automotive and industrial), while marketing is segmented by product groups.

                  In North America, the sales and marketing team is organized into six business units that are located near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial and consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California), communications (Dallas, Texas), distribution (Boston, Massachusetts), and Latin America (Phoenix, Arizona). Each business unit has a sales force that specializes in the relevant business sector. Each business unit also provides product-related marketing and application support. This structure allows SGS-THOMSON to monitor emerging applications, to provide local design support, and to develop new products in conjunction with the various product divisions as well as to develop new markets and applications with its current product portfolio. A central marketing operation in Boston provides market communications, data processing and customer quality services to the whole region, while a logistics center in Phoenix supports the distribution network in North America.

                  In the Asia Pacific region, sales and marketing is organized by country and is managed from the Company regional sales headquarters in Singapore. The Company has sales offices in Taiwan, Korea, China, Hong Kong, India, Malaysia, Thailand and Australia. The Singapore sales organization provides central marketing, customer service, technical support, shipping, laboratory and design services for the entire region. In addition, there are design centers in Taiwan, Korea and Hong Kong. In 1995, the Company established a design center in India, the Company's largest design center outside of Europe, which will principally cooperate in the design of advanced macrocells and libraries for the Company's analog, digital and mixed signal technologies.

                  In Japan, substantially all of the Company's sales are made through distributors, as is typical for foreign suppliers to the Japanese market. Each distributor serves specific territories or customers and is responsible for maintaining the minimum inventories required by Japanese customers. The Company provides marketing and technical support services to distributors through sales offices in Tokyo and Osaka. In addition, the Company has established a design center and application laboratory in Tokyo. The design center designs custom ICs for Japanese clients, while the application laboratory allows Japanese customers to test SGS-THOMSON products in specific applications.

                  The Company's central marketing efforts are organized into a central strategic marketing organization and a key account management organization. The strategic marketing organization is organized by application market. In addition, in July 1992 the Company created a series of initiatives that it refers to as Golden Programs. These programs focus the Company's multi-divisional and multi-area organizations on 13 key application markets worldwide. Each Golden Program includes a team of personnel from corporate strategic marketing, the product groups and divisions and the regional sales offices. The Golden Program teams work closely with the Company's strategic allies in each application market. The current Golden Programs include television/terminals, memory disk drives, digital cellular telephones, color television, power supply, line card, multimedia graphics, automobile radio, monitors, satellite and cable television systems, lighting, engine management and asynchronous transfer mode data communications.

                  In addition to the central strategic marketing team, the Company has established key account management teams to serve key multinational customers. The key account management teams work with the Company's regional and divisional managers to provide a broad range of products to its major accounts and to develop complete systems solutions for customers. The teams build strategic relationships with the Company's major accounts that can lead to the development of new products, increased access to evolving technologies and enhanced knowledge of customer requirements.

                  Each of the four regional sales organizations operate dedicated distribution organizations. To support the distribution network, SGS-THOMSON operates logistic centers in Saint Genis, France, Phoenix, Arizona and Singapore, and has made considerable investments in warehouse computerization and logistics support.

                  The Company also uses distributors and representatives to distribute its products around the world. Typically, distributors handle a wide variety of products, including products that compete with SGS-THOMSON products, and fill orders for many customers. Most of the Company's sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. The Company recognizes revenues when it ships products to distributors. Sales representatives generally do not offer products that compete directly with the Company's products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory; instead their customers place large quantity orders directly with SGS-THOMSON and are referred to distributors for smaller orders.

Research and Development

                  Management believes that research and development is critical to the Company's success and is committed to increasing research and development expenditures in the future. Despite significant cost reductions following the Company's formation in 1987, and particularly in 1990 and 1991 when the Company experienced losses, management did not reduce research and development spending. The table below sets forth information with respect to the Company's research and development spending since 1991 (not including design center, process engineering, pre-production or industrialization costs):


                                                                          Year ended December 31,
                                                                          -----------------------

                                                1991              1992              1993              1994             1995
                                                ----              ----              ----              ----             ----

                                                                     (in millions, except percentages)

Expenditures ...........................       $245.3            $260.9            $270.9            $338.3            440.3

  as a percentage of net revenues.......        17.9%            16.6%             13.3%             12.8%             12.4%



As a result of the history of the Company, approximately 89% of the Company's research and development expenses in 1995 were incurred in Europe, primarily in France and Italy. See

"-- State  Support for the  Semiconductor  Industry".  As of December  31, 1995,
approximately   2,540  employees  were  employed  in  research  and  development activities.

                  Central research and development units conduct research on the basic VLSI technologies, packaging technologies and design tools that are used by all product groups and the front-end manufacturing organization. SGS-THOMSON'S central research and development activities are conducted in Crolles, France, Agrate, Italy, and Carrollton, Texas. The central research and development units participate in several strategic partnerships. The Company's manufacturing facility at Crolles, France houses a research and development center that is operated pursuant to a partnership agreement between the Company and CNET, the research laboratory of France Telecom, an indirect shareholder of the Company in 1993. This center is developing submicron process technologies. The Company has also entered into an agreement with Philips Semiconductors to jointly develop sub-micron CMOS logic processes in Crolles, France through 1997. A technical center in New Delhi, India, develops design software and CAD libraries and tools.

                  The Company has signed an agreement providing for a research and development cooperation with GRESSI, the research and development Groupement d'Interet Economique ("GIE") formed by the Centre National d'Etudes et des
Telecommunications ("CNET"), a research laboratory wholly owned by France Telecom, and the Laboratoire d'Electronique de Technologie d'Instrumentation ("LETI"), a research laboratory of CEA, the parent of one of the indirect shareholders of the Company. The objectives of the cooperation is to develop know-how on innovative aspects of VLSI technology evolution which can be transferred to industrial applications, and to address the development of innovative process steps and process modules to be used in future generations of VLSI products. The cooperation agreement is based upon a pluriannual plan through 1998, and the Company is expected to bear half of the program's total cost. See Item 13: "Management's Interest in Certain Transactions".

                  In  addition  to  central  research  and   development,   each
operating  division  also   independently   conducts  research  and  development
activities on specific processes and products.


State Support for the Semiconductor Industry

                  Due to the importance of the semiconductor industry, various government authorities in the world, including the European Commission and individual countries in Europe, have established programs for the funding of research and development, innovation, industrialization and training in the industry. In addition, many countries grant various forms of tax relief, direct grants and other incentives to semiconductor companies as well as other industries to encourage investment. The Company has structured its operations to benefit from such programs and incentives and expects to continue to do so in the future. Unlike certain of its competitors, however, the Company does not receive significant direct or indirect financing from defense development programs.

                  The main European programs in which the Company is involved include: (i) the joint European research program called JESSI, (ii) European
Union research and development projects such as ESPRIT (European Strategic Programme for Information Technology) and RACE (Research and Development in Advanced Communications Technologies for Europe), (iii) national programs for research and development and industrialization in the electronics industries, and (iv) investment incentive programs for the economic development of certain regions. The pan-European programs are generally open to eligible companies operating and investing in Europe and cover an extended period. In Italy, both electronics and economic development programs are open to eligible companies regardless of their ownership or country of incorporation.

                  JESSI is a European cooperative project in microelectronics among several countries that covers the period 1988 through 1996 and involves more than 80 companies. ESPRIT started in 1983 and is being extended through 1998 within the fourth framework program of the European Commission on Information and Communication Technologies (ICT). In Italy, the "Programma Nazionale per la Microelettronica" has 18 participants, and various programs for intervention in the "Mezzogiorno" (southern Italy) are open to eligible companies, including non-European companies, operating in the region and regulated by specific laws. Italian programs often cover several years, but funding is typically subject to annual budget appropriation. In France, support for microelectronics is provided to over 30 companies manufacturing or using semiconductors. The amount of support under French programs is decided annually and subject to budget appropriation.

                  In addition, management expects to have the opportunity to take part in the future in European "structural funds" that are intended to furnish important support through 1999 to dedicated regions in many European countries, and provide priorities in funding for productive investment, training and job creation. These funds are available to eligible companies, including non-European companies, operating in the dedicated regions.

                  As a result of the history of the Company, its research and development facilities and activities are mainly concentrated in France and Italy, and the substantial majority of the Company's state funding has been derived from programs in such countries. Umbrella agreements with the Republics of France and Italy, which set forth the parameters of state support under the national programs, currently run from 1992 through 1996 and require, among other things, compliance with EC regulations and annual and project-by-project reviews and approvals. The agreements are based on the maintenance of an equilibrium in the levels of research and development and related expenditures between the two countries.

                  Public authority funding for research and development are reported in "Other Income and Expenses" in the Company's consolidated statements of income. See Note 20 to the Consolidated Financial Statements. Such funding has totalled $84.2 million, $80.1 million and $89.6 million in the years 1993, 1994 and 1995, respectively. Public funding for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) is offset against expenses in computing cost of sales, and has the effect of increasing the Company's gross profit. Such funding of industrialization costs has totalled $20.4 million, $19.3 million and $11.8 million in 1993, 1994 and 1995, respectively. See Note 20 to the Consolidated Financial Statements. Government support for capital expenditures funding has totalled $24.5 million, $40.4 million and $64.5 million in the years 1993, 1994 and 1995, respectively. Such funding has been used to support the Company's capital investment; while receipt of these funds is not directly reflected in the Company's results of operations, the resulting lower amounts recorded in property, plant and equipment reduce the level of depreciation recognized by the Company.

                  Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic's Fund for Applied Research, established in 1968 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 1994 and 1995, the Company had $133.2 million and $115.4 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 2.9% and 2.64%, respectively. See Note 15 to the Consolidated Financial Statements.

                   Funding for programs in France and Italy is subject to annual appropriation, and if such governments were unable to provide anticipated funding on a timely basis or if existing government-funded programs were curtailed or discontinued, such an occurrence could have a material adverse effect on the Company's business, operating results and financial condition. From time to time the Company has experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside the Company's control, there can be no assurance that the Company will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to the Company as those previously provided.

                  Various programs that provide different forms of financial support and incentives (such as research and development grants, low interest loans, capital investment support and tax incentives) for companies in the semiconductor industry are offered in a number of countries. In connection with its long term expansion plans, management believes that opportunities for such financial support and incentives may be available to it in countries outside France and Italy.


Intellectual Property

                  Intellectual property rights which apply to various Company products include patents, copyrights, trade secrets, trademarks and maskwork rights. SGS-THOMSON owns more than 1,000 original invention patents or pending patent applications, most of which have been registered in several countries around the world. In 1995, the Company filed 420 original patent applications around the world. Management believes that its intellectual property represents valuable property and intends to protect the Company's investment in technology by enforcing all of its intellectual property rights.

                  The Company has entered into several patent cross-licenses with several major semiconductor companies, consisting primarily of most of the major Japanese semiconductor companies.

                  Pursuant to a 1977 license agreement (the "Intel License Agreement"), SGS-THOMSON U.S. is licensed to make, have made, use and sell (in addition to other rights) products that practice all Intel patents filed prior to 1999 for the life of such patents. The Intel License Agreement was originally entered into by Mostek Corporation ("Mostek") and Intel. Thomson Semiconducteurs, one of the constituent companies of the current Company, acquired Mostek assets in 1985 and SGS-THOMSON U.S. succeeded to the interest of Mostek under the Intel License Agreement upon the Company's formation in 1987. SGS-THOMSON U.S.'s succession rights under the Intel License Agreement were upheld in a court judgment rendered in July 1992 which is now final as well as in a court judgement dated December 30, 1994 which has been confirmed in appeal.

                  In January 1994, SGS-THOMSON U.S. and Cyrix entered into a non-exclusive production and license agreement (the "Cyrix License Agreement") pursuant to which SGS-THOMSON U.S. agreed to produce Cyrix-designed x86 chips to sell to Cyrix for resale as Cyrix-branded products. In addition, Cyrix granted SGS-THOMSON U.S. a licence to sell (as SGS-THOMSON products) a proportion of the chips that it makes available to Cyrix and to use Cyrix architecture to produce application-specific ICs. The Cyrix License Agreement extends to future generations of x86 products. Cyrix and SGS-THOMSON U.S. signed an amendment to the Cyrix License Agreement in July 1995 that allows SGS-THOMSON U.S. to manufacture and sell to third parties additional quantities of Cyrix products at least through 1997. SGS-THOMSON U.S. may continue to manufacture and sell application-specific ICs using Cyrix architecture after termination of the agreement. In April 1994, Cyrix entered into x86 production and license agreements with IBM.

                  The Company's success depends in part on its ability to obtain patents, licenses and other intellectual property rights covering its products and manufacturing processes. To that end, the Company has acquired certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries.
Litigation, which could demand financial and management resources, may be necessary to enforce patents or other intellectual property rights of the Company.

                  Also, there can be no assurance that litigation will not be commenced in the future against the Company regarding patents, mask works, copyrights, trademarks or trade secrets, or that any licenses or other rights to necessary intellectual property could be obtained on acceptable terms. The failure to obtain licenses or other intellectual property rights, as well as the expense or outcome of litigation, could adversely affect the Company's results of operations or financial condition. The Company has from time to time received, and it may in the future receive, communications alleging possible infringement of certain patents and other intellectual property rights of others and it is currently the defendant in a lawsuit charging the Company with patent infringement. Regardless of the validity or the successful assertion of such claims, the Company could incur significant costs with respect to the defense thereof which could have a material adverse effect on the Company's results of operations or financial condition. See Item 3: "Legal Proceedings".


Backlog

                  The Company's sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery to reflect changes in customer needs or industry conditions.

                  Although the Company's backlog has increased significantly in 1995 in an improved semiconductor market, in a declining market the Company has in the past and may in the future be requested to reduce prices to limit the level of order cancellations. Despite price reductions, however, in an industry downturn order cancellations may be expected, particularly by distributors and for commodity products. The Company's level of backlog is therefore not necessarily a reliable indicator of the level of future billings.

                  SGS-THOMSON also sells certain products to key customers pursuant to frame contracts. Frame contracts are annual fixed-price contracts with customers setting forth the terms of purchase and sale of specific products. These contracts allow the Company to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to risks of price reduction and order cancellation.


Competition

                  Markets for the Company's products are highly competitive. While only a few companies compete with SGS-THOMSON in all of the Company's product lines, the Company faces significant competition in each of its product lines. SGS-THOMSON competes with major international semiconductor companies, some of which have substantially greater financial and other resources than the Company with which to pursue engineering, manufacturing, marketing and distribution of their products. Smaller niche semiconductor companies are also increasing their participation in the semiconductor market. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own integrated circuit products.
Some of the Company's competitors are also its customers.

                  The Company's primary competitors include Advanced Micro Devices, Inc., Hitachi, Intel Corporation, Motorola, Inc., National Semiconductor Corporation, Nippon Electric Company, Ltd., Philips Semiconductors, Samsung, Siemens, Texas Instruments Incorporated and Toshiba. The market for the Company's new x86 microprocessors is currently dominated by Intel Corporation.

                  The Company competes in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. The Company's ability to compete successfully depends on elements both within and outside of its control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

                  The market for the Company's products is characterized by rapidly changing technology. Therefore, the Company's success is highly dependent upon its ability to develop complex new products on a cost-effective basis, to introduce them in the marketplace on a timely basis, and to have them selected for design into products of leading systems manufacturers. SGS-THOMSON has committed and intends to continue to commit substantial resources to the development of new products. Because new product development commitments must be made well in advance of sales, however, new product decisions must anticipate both future demand and the technology that will be available to supply such demand. Delays in developing new products with anticipated technological advances or in commencing volume shipments of new products may have an adverse effect on the Company's business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements by others. See "-- Research and Development".

                  In recent years the Company has introduced, among other new products, dedicated products for several applications, including, in particular, telecommunications, computer peripheral, and automotive applications, power MOSFETS for high-frequency and high-voltage applications, Omnifets (power MOSFETS with fully integrated protection devices). In 1995, the Company introduced a multimedia accelerator (co-designed and developped by NVIDIA Corporation) for the high volume multimedia personal computer market, a digital signal processing core for 0.5 micron ASICs (DSP 950) and the ST20 family of compatible 0.5 micron 32-bit microprocessor cores. The Company also continually strives to improve the operating performance and design features of many of its products.

                  According to published industry data, SGS-THOMSON was the world's leading supplier of EPROMs in 1995 with revenues of $337.3 million, a decrease of 3% over 1994 revenues. The EPROM market is a relatively mature commodity market. Flash memory products may replace EPROMs in many applications in the second half of the 1990s. The Company currently supplies flash memory products up to 4 Mbit, and has entered into an agreement with Mitsubishi to jointly develop a family of 16 Mbit flash memories. The Company is also developing a new generation of digital video decompression chips, a 64-bit RISC microprocessor and a 0.7 micron BiCMOS mixed-signal standard cell. There can be no assurance, however, that the Company's flash memories, x86 microprocessors or other new products will be successfully developed or produced or that they will achieve market acceptance or contribute significantly to the Company's revenues. The market for the Company's new x86 microprocessors is dominated by Intel Corporation.

                  The Company's future success is also dependent in part upon its ability to develop and implement new design and process technologies. Semiconductor design and process technologies are subject to rapid technological change, and require large expenditures for capital investment and research and development. The Company is developing advanced and standardized design tools for its CMOS processes as well as libraries of macrofunctions and megafunctions for many of its products, and is focusing on improving its concurrent engineering practices to better coordinate design activities and reduce overall time-to-market. If the Company experiences substantial delays in developing new design or process technologies or inefficiently implements production increases or transitions, the Company's results of operations could be adversely affected.


Employees

                  As of December 31, 1995, the Company employed approximately 25,468 people, of whom approximately 5,035 were employed in France, 5,117 were employed in Italy, 575 were employed in the rest of Europe, 2,439 were employed in the United States, 4,370 were employed in Malta and Morocco and 7,933 were employed in Singapore, Malaysia and Japan. As of December 31, 1995, approximately 2,540 employees were engaged in research and development, 1,300 in marketing and sales, 17,954 in manufacturing, 1,522 in administration and general services and 2,152 in divisional functions.

                  The Company's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are present in France, Italy, Malta, Morocco and Singapore. The Company has not experienced any significant strikes or work stoppages in recent years, other than in connection with national strikes in Italy, and management believes that the Company's employee relations are good.


Environmental Matters

                  The Company's manufacturing operations use many chemicals and gases and the Company is subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Consistent with the Company's TQM principles, the Company has established proactive environmental policies with respect to the handling of such chemicals and gases and emissions and waste disposals from its manufacturing operations. The Company has engaged outside consultants to audit its environmental activities and has created environmental management teams, information systems, education and training programs, and environmental assessment procedures for new processes and suppliers. In 1995, four of the Company's plants, Kirkop, Malta, Toa Payoh, Singapore, Rancho Bernardo, United States and Rennes, France, were certified for the Eco-Management and Audit Source Standard ("EMAS").

                   Although the Company has not suffered material environmental claims in the past and believes that its activities conform to presently applicable environmental regulations, in all material respects, environmental claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against the Company, suspension of production or a cessation of operations.



                         Item 2: Description of Property

                  SGS-THOMSON currently operates 17 manufacturing facilities around the world. The table below sets forth certain information with respect to SGS-THOMSON's current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants and back-end facilities are assembly, packaging and final testing plants.

        Location                                 Products                                  Technologies
        --------                                 --------                                  ------------

Front-end Facilities:

Crolles, France                          Semicustom devices and dedicated                 8-inch 0.7/0.35 micron CMOS and
                                         products                                         1.2/0.35 micron BiCMOS; and R&D
                                                                                          on submicron technologies in
                                                                                          conjunction with CNET and Philips
                                                                                          Semiconductors

Phoenix, Arizona                         x86 microprocessors and other VLSI               8-inch 0.5/0.35 micron CMOS
                                         products

Agrate, Italy                            EPROMSs, EEPROMs, semicustom             Fab 1 - 6-inch 0.8/0.6 micron CMOS
                                         devices, microprocessors and             Fab 2 - 6-inch 2.0/1.2 micron BiCMOS and
                                         dedicated products                               BCD

                                                                                  Fab 3-  6-inch
                                                                                          0.65/0.35 micron CMOS
                                                                                          pilot line being
                                                                                          converted to 8-inch

Rousset, France                          Microcontrollers, EEPROMs and                    6-inch 0.8 micron CMOS
                                         smartcard products

Catania, Italy                           Power transistors, smart devices and     Fab 1 - 5-inch 3 micron bipolar power
                                         audio and automotive dedicated           Fab 2 - 5-inch 3/4 micron power MOS/BCD
                                         products                                         (being converted to 6-inch)
                                                                                  Fab 3 - 6-inch 4/6/1 micron pilot line

Rennes, France                           Dedicated and power products                     5-inch 2.0 micron BiCMOS, BCD
                                                                                          and bipolar

Grenoble, France(1)                      Dedicated products and semicustom                4-inch 2.0/1.2 micron BiCMOS
                                         devices

Castelletto, Italy                       Smart power BCD                                  5-inch 4.0/1.2 micron bipolar and
                                                                                          mixed BCD pilot line (being
                                                                                          converted to 6-inch)

Tours, France                            Thyristors, diodes and application-      Fab 1 - 4-inch discrete
                                         specific discretes                       Fab 2 - 4-inch discrete

Ang Mo Kio, Singapore                    Dedicated products, microcontrollers     Fab 1 - 5-inch 2 micron CMOS
                                         and commodity products                   Fab 2 - 5-inch 6 micron bipolar standard
                                                                                  Fab 3 - 5-inch 3 micron bipolar complex

Carrollton, Texas                        Memories, microprocessors and            Fab 1 - 4-inch 1.2 micron CMOS and
                                         semicustom devices                               BiCMOS (being converted to 6-inch)
                                                                                  Fab 2 - 6-inch 0.6 micron CMOS

Rancho Bernardo, California(2)           CMOS/BiCMOS telecommunications                   4-inch 3 micron CMOS/BiCMOS
                                         ICs

Back-end Facilities:

Muar, Malaysia                           Broad range

Kirkop, Malta                            Broad range

Toa Payoh, Singapore                     Broad range

Ain Sebaa, Morocco                       Discrete semiconductors

Bouskoura, Morocco                       Subsystems


- ----------

(1) The closure of the Grenoble front-end facility (originally scheduled to be closed after the Crolles facility became fully operational) has been postponed due to capacity requirements in light of current market conditions.
(2) This facility was acquired by the Company from Northern Telecom on January 1, 1994 in connection with entering into a strategic alliance with Northern Telecom.

                  In 1995, approximately 63.0% of the 6-inch equivalent wafers manufactured by SGS-THOMSON were manufactured in Europe, 25.0% in the Asia Pacific region, and 12.0% in the United States. The major hubs for European manufacturing and product design and development are located in Agrate, Italy and Crolles, France. In the United States, the Company's main manufacturing facility is located in Carrollton, Texas. In the Asia Pacific region, the Company operates a front-end wafer fab in Singapore and back-end facilities in Singapore and Muar, Malaysia.

                  To expand capacity, SGS-THOMSON has applied 1994 and 1995 investments to build and equip two 8-inch front-end manufacturing facilities in Crolles, France and Phoenix, Arizona currently in operation, is applying 1995 investments to build and equip an additional 8-inch front-end manufacturing facility in Catania, Italy, not yet in operation, and to build a new back-end facility and design center in Shenzhen, China through its joint venture created in 1994 with a subsidiary of the Shenzhen Electronics Group. The Company also converted 4-inch and 5-inch water fabs to 5-inch and 6-inch production and is starting the conversion and expansion from 6-inch to 8-inch production of a front-end fabrication facility in Agrate, Italy. In addition, the Company has identified two other 8-inch front-end wafer fabrication facilities, one of which will be in Singapore, with the other one in Italy now under consideration. In 1995, the Company approved the building and equipping of a new 8-inch 0.5 micron front-end wafer fabrication plant (which will also be capable of 0.35 and 0.25 micron production) in Rousset, France. In 1995, approximately 76.0% of the wafers manufactured by SGS-THOMSON were manufactured on 5-inch or larger wafers.

                  In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG") that is building and will operate a back-end manufacturing facility and design center in the Futian free-trade zone of Shenzhen in southern China. SGS-THOMSON owns a 60% interest in the joint venture, with a subsidiary of SEG owing the remaining 40%. Construction of the plant is being completed and equipment installation is scheduled to begin in 1996. The Company and SEG plan to invest initially approximately $77 million in the joint venture. SEG is a diversified export-oriented electronics company controlled by the Shenzhen Municipal Government that manufactures communications equipment, computers and electronic products and components and engages in import-export trading, financial investment management and real estate.

                  Although each fabrication plant is dedicated to specific processes, the Company's strategy is to have multiple plants for key process
families.   The  Company   subcontracts   some  back-end  assembly  and  testing
operations.

Manufacturing Risks

                  The Company's manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Although the Company's increased manufacturing efficiency has been an important factor in its improved results of operations, as is common in the semiconductor industry, the Company has from time to time experienced production difficulties that have caused delivery delays and quality control problems. No assurance can be given that the Company will be able to increase manufacturing efficiency in the future to the same extent as in the past or that the Company will not experience production difficulties in the future.

                  In addition, during the recent period of high revenue growth for the Company, the Company's manufacturing facilities, particularly back-end assembly, packaging and testing facilities, have been operating at high capacity. SGS-THOMSON has applied 1994 and 1995 investments to build and equip two 8-inch front-end manufacturing facilities in Crolles, France and Phoenix, Arizona currently in operation, is applying 1995 investments to build and equip an additional 8-inch front-end manufacturing facility in Catania, Italy, not yet in operation, and to build a new back-end facility and design center in Shenzhen, China through its joint venture created in 1994 with a subsidiary of the Shenzhen Electronics Group. The Company also converted 4-inch and 5-inch water fabs to 5-inch and 6-inch production and is starting the conversion and expansion from 6-inch to 8-inch production of a front-end fabrication facility in Agrate, Italy. In addition, the Company has identified two other 8-inch front-end wafer fabrication facilities, one of which will be in Singapore, with the other one in Italy now under consideration. In 1995, the Company approved the building and equipping of a new 8-inch 0.5 micron front-end wafer fabrication plant (which will also be capable of 0.35 and 0.25 micron production) in Rousset, France. As is common in the semiconductor industry, the Company has from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, has suffered delays in product deliveries or reduced yields. There can be no assurance that the Company will not experience manufacturing problems in achieving acceptable yields and/or product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, ramping up production at new facilities, upgrading or expanding existing facilities or changing its process technologies, any of which could result in a loss of future revenues. The Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately.

                  SGS-THOMSON's principal executive office is located in Saint Genis, France, near Geneva, Switzerland. The Company also operates nine research and development centers and 26 design centers. The Company maintains regional sales headquarters in Saint Genis, France, Boston, Massachusetts, Singapore and Tokyo, Japan, and has 44 sales offices in 22 countries throughout Europe, North America and the Asia Pacific region. In general, the Company owns its manufacturing facilities and leases most of its sales offices.


                            Item 3: Legal Proceedings

                  As is the case with many companies in the semiconductor industry, the Company has from time to time received communications alleging possible infringement of certain intellectual property rights of others. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs with respect to the defense thereof which could have a material adverse effect on the Company's results of operations or financial condition.

                  The Company is currently involved in certain legal proceedings, including litigation charging the Company with patent infringement. The Company does not believe that the ultimate resolution of pending legal proceedings will have a material adverse effect on its financial condition.

                  In May 1995, an investigation was ordered by the prosecutor of the court of Catania, Italy of the research and development consortium CORIMME. SGS-THOMSON Microelectronics s.r.l. holds a 662/3% voting interest in the consortium with the University of Catania holding the remaining 331/3% voting interest. A notice (Informazione di Garanzia) of the commencement of a criminal investigation was served on the President of CORIMME and to the Board of Directors and Statutory Auditors of CORIMME. Under Italian law, criminal liability cannot be attributed to a company and therefore notices relating to investigation of acts or events generally attributable to a company are sent to the legal representative of such company (i.e. the president or the statutory bodies). Investigations are still on going with regard to the dispute concerning value-added-tax ("VAT") between CORIMME and the Italian tax authority, and with regard to alleged misuse of public funds by SGS-THOMSON Microelectronics s.r.l. In order to become eligible for government research and development funding, the CORIMME consortium was required to submit detailed plans specifying the objectives of a program and the manner in which the funding would be used. The Company's management believes that the inquiry to date has focused on whether part of the funds and other resources designated for research were used for production or otherwise in violation of applicable requirements and on the proper use of, and allocation of expenses (such as rent and utilities) for, resources and the allocation of revenues between CORIMME and the Company. In another matter concerning a dispute on VAT deductions, CORIMME was granted a favorable ruling by the Commissione Tributaria di Primo Grado in Catania which has been confirmed by The Commissione Tributaria di Secunda Grado in Catania. The Company's management believes that CORIMME's contractual and other requirements have been honored in all material respects. The Company's management further believes that the management of CORIMME programs has been in all material respects in accordance with those plans and with applicable financial procedures provided by the Italian government. It is cooperating in full with the authorities in the conduct of the inquiry. Due to the preliminary nature of the inquiry it is impossible to determine the ultimate scope or outcome of the inquiry. Although the investigation is at a preliminary stage, management believes based on information available to the Company to date and based on the advice of legal counsel that the outcome of the investigation will not have a material effect on the financial condition or results of operations of the Company.

                          Item 4: Control of Registrant

Principal Shareholders

         In October, 1995, the Company completed a second public offering of the Common Shares. In the Offering, the Company sold 8,960,000 shares and the selling shareholders sold 11,740,000 shares at a price to public of $43.5 a share. The following table sets forth certain information with respect to the ownership of the Company's Common Shares, as of June 3, 1996.


                                                   Common Shares Owned
                                                   -------------------

                                               Number of
Shareholders                                 Common Shares                %
- ------------                                 -------------                -

SGS-THOMSON Microelectronics
    Holding II B.V..................           95,863,880               69.4

THIS INFORMATION WAS REPRESENTED BY AN ORGANIZATIONAL CHART IN THE ORIGINAL Description of Shareholding Structure:

         SGS-THOMSON   Microelectronics  N.V.  is  owned  69.4%  by  SGS-THOMSON
Microelectronics Holding II B.V. a wholly-owned subsidiary of SGS-THOMSON Microelectonics Holding N.V. SGS-THOMSON Microelectronics Holding N.V. is 50% owned by a consortium of French shareholders and 50% owned by a consortium of Italian shareholders. The French shareholders, FT2CI is owned 49.9% by Thomson-CSF and FT1CI, respectively. Thomson-CSF is owned 58.0% by Thomson S.A. FT1CI is owned 51.0% and 49% by CEA-Industrie and France Telecom, respectively. The Italian shareholders, MEI, is owned 50.1% and 49.9% by I.R.I. and Comitato SIR, respectively.

                  SGS-THOMSON Microelectronics Holding II B.V. ("SGS-THOMSON Holding II") is a wholly owned subsidiary of SGS-THOMSON Microelectronics Holding N.V. ("SGS-THOMSON Holding"). SGS-THOMSON Holding is 50% owned by a consortium of French shareholders that are indirectly controlled by the French government and 50% owned by a consortium of Italian shareholders that are indirectly controlled by the Italian government. The consortium of French shareholders is comprised of Thomson-CSF, a subsidiary of the French state-controlled electronics company Thomson S.A., France Telecom, the French state-controlled telephone company, CEA-Industrie, a corporation controlled by the French atomic energy commission, and FT1CI and FT2CI, two French holding companies. The consortium of Italian shareholders is comprised of Istituto per la Ricostruzione Industriale S.p.A. ("I.R.I."), the holding company for Italian state-owned industrial and commercial interests, Comitato per l'Intervento nella SIR ed in settori ad Alta Technologia ("Comitato SIR") and MEI-Microelettronica Italiana s.r.l. ("MEI"), an Italian holding company. In December 1994, Finmeccanica, a subsidiary of I.R.I., transferred its interest in SGS-THOMSON Holding to MEI. Shares of Thomson-CSF are listed on the Bourse de Paris and Frankfurt Stock Exchange and American Depositary Receipts for its shares are quoted on Nasdaq. Certificats d'investissement of CEA-Industrie are listed on the Bourse de Paris.

                  SGS-THOMSON Holding II is a holding company whose only asset is the common stock of the Company. It has no Supervisory Board, and its Management Board is SGS-THOMSON Holding.

                  Shareholder Agreements

                  In connection with the formation of the Company, Thomson-CSF and STET, as shareholders of the Company, entered into a shareholders agreement on April 30, 1987. In connection with the formation of SGS-THOMSON Holding in 1989, which coincided with the acquisition by Thorn EMI of its interest in the Company, the shareholders agreement (as amended, the "Holding Shareholders Agreement") was amended to apply to the parties' ownership in SGS-THOMSON Holding. The rights and obligations of Thomson-CSF and STET under the Holding Shareholders Agreement were subsequently transferred to or assumed by, as the case may be, FT2CI for Thomson-CSF, and Finmeccanica and MEI for STET. In connection with the transfer by Finmeccanica of its interest in SGS-THOMSON Holding to MEI, the rights and obligations of Finmeccanica under the Holding Shareholders Agreement were subsequently transferred to or assumed by, as the case may be, MEI.

                  Pursuant to the terms of the Holding Shareholders Agreement and for the duration of such agreement, FT2CI (the "French Owner"), on the one hand, and MEI (the "Italian Owner"), on the other hand, have agreed to maintain equal interests in the share capital of SGS-THOMSON Holding and maintain, together, ownership of the majority of SGS-THOMSON Holding's issued voting shares. The admission of a third party to the share capital of SGS-THOMSON Holding, whether through the sale of SGS-THOMSON Holding's outstanding shares or through the issue by SGS-THOMSON Holding of new shares, or by any other means, must be unanimously agreed upon. In the event of a new shareholder, the parties undertake to ensure that the balance between the French and Italian shareholdings shall be maintained.

                  The Holding Shareholders Agreement contemplates that the parties shall agree upon common proposals and jointly exercise their powers of decision and their full control of the strategies and actions of SGS-THOMSON Holding and the Company. Under the Holding Shareholders Agreement, the Supervisory Board of SGS-THOMSON Holding, which is composed of three representatives of the French Owner and three representatives of the Italian Owner, must give its prior approval before SGS-THOMSON Holding, the Company, or any subsidiary of the Company may: (i) modify its articles of incorporation; (ii) change its authorized share capital, issue, acquire or dispose of its own shares, change any shareholder rights or issue any instruments granting an interest in its capital or profits; (iii) be liquidated or dispose of all or a substantial and material part of its assets or any shares it holds in any of its subsidiaries; (iv) enter into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or form a new company; (v) approve such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; or (vi) enter into any agreement with any of the direct or indirect French or Italian Owners outside the normal course of business. The Holding Shareholders Agreement also provides that long-term business plans and annual budgets of the Company and its subsidiaries, as well as any significant modifications thereto, shall be approved in advance by the Supervisory Board of SGS-THOMSON Holding. In addition, the Supervisory Board of SGS-THOMSON Holding shall also decide upon operations of exceptional importance contained in the annual budget even after financing thereof shall have been approved.

                  Such agreement also provides that similar and adequate levels of research, development and technological innovation shall be achieved by the Company and its subsidiaries in France and Italy and that there shall be no substantial discrepancy in the percentage of state financing compared to research, development and technological innovation expenditures by the Company and its subsidiaries in each such country. See "Item 1: Description of Business State Support for the Semiconductor Industry." Pursuant to the terms of the Holding Shareholders Agreement, SGS-THOMSON Holding is not permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the Holding Shareholders Agreement also undertake to refrain directly or indirectly from competing with the Company in the area of semiconductor products, subject to certain exceptions, and to offer the Company opportunities to commercialize or invest in any semiconductor product developments by them. Any financing or capital provided by the parties to SGS-THOMSON Holding or the Company is intended to be provided pro rata based on the parties' respective shareholdings in SGS-THOMSON Holding. In the Holding Shareholders Agreement, the parties state that it is of the utmost importance that the French and Italian governments grant sufficient and continuous financial support for research and development, and undertake to take suitable actions with a view to obtaining such funding.

                  In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the Holding Shareholders Agreement, each party has the right to offer its interest in SGS-THOMSON Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party's interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The Holding Shareholders Agreement otherwise terminates in the event that one of the parties thereto ceases to hold shares in SGS-THOMSON Holding.

                  The Company has been informed that the shareholders of FT2CI as well as the shareholders of FT1CI (the majority shareholder of FT2CI) have also entered into separate shareholder agreements that require the consent of the Board of Directors of each such company to certain actions taken by SGS-THOMSON Holding, the Company and its subsidiaries. These agreements provide for the management of the interests of CEA-Industrie, France Telecom and Thomson-CSF in SGS-THOMSON Holding and the Company, with the object of defining among them the positions, strategies and decisions to be taken by the French Owner in SGS-THOMSON Holding affecting the management of SGS-THOMSON Holding, and the Company and its subsidiaries. The Company is not a party to either of these agreements.

                  In particular, the agreement between the shareholders of FT2CI (FT1CI and Thomson-CSF) provides that, subject to the fulfillment of their duties as Supervisory Board members in accordance with Dutch law, representatives of FT2CI on the Supervisory Board of SGS-THOMSON Holding and the Company can only take positions on specified matters at meetings of such Supervisory Boards if such positions are approved in advance by a majority (or in certain circumstances three-quarters) of the Board of Directors of FT2CI (which consists of nine members, six of whom are chosen by FT1CI and three of whom are chosen by Thomson-CSF). Such matters requiring majority approval include: (i) adoption and changes to long-term business plans of SGS-THOMSON Holding and the Company, (ii) approval of annual budgets prior to their adoption by the Supervisory Board of the Company, (iii) approval of the annual financial statements of SGS-THOMSON Holding and the Company, (iv) modification of the articles of association or capital increases of any of the Company's subsidiaries, (v) dissolution or sale of all or a substantial part of the assets of any of the Company's subsidiaries, (vi) any equity investment by SGS-THOMSON Holding, the Company or any of its subsidiaries in another company or group,
(vii) any agreement between SGS-THOMSON Holding and/or the Company and any shareholder of FT1CI or FT2CI outside the ordinary course of business, (viii) any technology transfer agreement allowing the Company to create new families of technology or allowing competitors access to major technologies of the Company, and (ix) any major modification to the geographic distribution of industrial sites of the Company in Europe or the United States. Such matters requiring three-quarters' approval include: (i) any modification of the amount or breakdown of the capital of SGS-THOMSON Holding or the Company not constituting a strategic alliance or any issuance or repurchase by SGS-THOMSON Holding or the Company of their shares or any modification of the rights attached thereto, (ii) any issue by SGS-THOMSON Holding or the Company of shares giving rights to a minimum number of shares of capital stock, with the effect of or leading to a change in the ownership of share capital of SGS-THOMSON Holding or the Company,
(iii) any  distribution  of profits of  SGS-THOMSON  Holding and/or the Company,
(iv) any liquidation or dissolution of SGS-THOMSON Holding or the Company, or any sale of all or a substantial part of the assets of either company, (v) any modification of the articles of association of SGS-THOMSON Holding or the Company, and (vi) any sale of assets or business likely to have a significant negative impact on the shareholders' equity of the Company. In addition, any modification of the Holding Shareholders Agreement requires the approval of three-quarters of the members of FT2CI's Board of Directors. The FT2CI shareholders agreement provides that the three representatives of the French Owner on the Supervisory Boards of SGS-THOMSON Holding and the Company shall be members of the FT2CI Board of Directors and will consist of two members chosen by FT1CI and one member chosen by Thomson-CSF. The FT2CI shareholders agreement also requires the consent of Thomson-CSF for the transfer of any shares in FT1CI. Under certain circumstances, FT1CI is required to acquire Thomson-CSF's interest in FT2CI, including if (i)

CEA-Industrie  and France Telecom no longer hold a majority of FT1CI's  capital,
(ii) FT1CI no longer holds a majority of FT2CI's capital, (iii) FT2CI and the Italian shareholders together no longer hold a majority of SGS-THOMSON Holding's capital, (iv) SGS-THOMSON Holding no longer holds a majority of the Company's share capital or (v) FT2CI obtains more than a 50% interest in SGS-THOMSON Holding. Under the FT2CI shareholders agreement, Thomson-CSF has agreed not to compete with the Company in the area of non-military semiconductor products until February 15, 1998. The FT2CI shareholders agreement terminates in 30 years or in the event one of the parties ceases to hold shares in FT2CI.

                  The agreement between the shareholders of FT1CI (CEA-Industrie and France Telecom) provides that the following acts of FT2CI with respect to SGS-THOMSON Holding or the Company must be approved by three-quarters of the Board of Directors of FT1CI (which consists of five directors, three of whom are chosen by CEA-Industrie and two of whom are chosen by France Telecom): (i) any modification of the articles of association of SGS-THOMSON Holding or the Company, (ii) any change in the capital of SGS-THOMSON Holding or the Company, or issuance, purchase or sale by SGS-THOMSON Holding or the Company of their shares or rights attached thereto, or the issuance of any securities giving rights to a share in the capital or profits of SGS-THOMSON Holding or the Company, (iii) the liquidation or dissolution of SGS-THOMSON Holding or the Company or the sale of all or an important and material part of the business or assets of SGS-THOMSON Holding or the Company representing at least $10,000,000 of the consolidated shareholders' equity of the Company, (iv) any merger, acquisition, partnership in interest or the execution of any material agreement relating to intellectual property rights, in each case in which SGS-THOMSON
Holding or the Company participates or in which a proposal is made to participate, or the establishment by SGS-THOMSON Holding or the Company of new companies or groups, (v) approval of the balance sheets and consolidated accounts of SGS-THOMSON Holding, the Company and its subsidiaries as well as the policies of distributions of profits among the group, (vi) any agreement between SGS-THOMSON Holding and/or the Company and the shareholders of FT1CI which is out of the ordinary course of business, (vii) the approval of, or material modifications to, shareholders agreements with the Italian Owner with respect to SGS-THOMSON Holding or the Company and (viii) approval of strategic multi-year plans and annual consolidated budgets of SGS-THOMSON Holding and the Company. Transfers of shares in FT1CI to third parties are subject to the approval of at least four members of the Board of Directors, and are subject to a right of first refusal of the other shareholders, as well as other provisions. In the event CEA-Industrie proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquiror to purchase its interest as well. The FT1CI shareholders agreement terminates upon the termination of FT1CI.

                  As is the case with other  companies  controlled by the French
Government, the French Government has appointed for each of FT1CI and FT2CI a Commissaire du Gouvernement and a Controleur d 'Etat. Pursuant to decree No. 94-214, dated March 10, 1994, these Government representatives have the right
(i) to attend any board meeting of FT1CI and FT2CI, and (ii) to veto any board resolution or any decision of the president of FT1CI and FT2CI within 10 days of such board meeting (or, if they have not attended the meeting, within 10 days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of Industry. FT1CI and FT2CI are subject to certain points of the arrete of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI and FT2CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization.

                  In connection with the Initial Public Offering, SGS-THOMSON Holding II and the Company entered into a registration rights agreement pursuant to which the Company agreed that, upon request from SGS-THOMSON Holding II, the Company will file a registration statement under the Securities Act of 1933, as amended, to register Common Shares held by SGS-THOMSON Holding II, subject to a maximum number of five requests in total as well as a maximum of one request in any twelve-month period. Subject to certain conditions, the Company will grant SGS-THOMSON Holding II the right to include its Common Shares in any registration statements covering offerings of Common Shares by the Company. SGS-THOMSON Holding II will pay a portion of the costs of any requested or incidental registered offering based upon its proportion of the total number of Common Shares being registered, except that SGS-THOMSON Holding II will pay any underwriting commissions relating to Common Shares that it sells in such offerings and any fees and expenses of its separate advisors, if any. Such registration rights agreement will terminate upon the earlier of December 15, 2004 and such time as SGS-THOMSON Holding II and its affiliates own less than 10% of the Company's outstanding Common Shares.

                  The Company has been informed by SGS-THOMSON Holding II that, although there may be additional offering by SGS-THOMSON Holding II of its shares in the Company, SGS-THOMSON Holding II does not currently have any plans to reduce its ownership interest to less than a controlling interest in the Company for the foreseeable future. The timing and size of any future primary and secondary offerings will depend upon a variety of factors, including in particular market conditions.

                  The French and Italian shareholders of SGS-THOMSON Holding have agreed that they will continue to manage their interest in the Company through SGS-THOMSON Holding at least until the end of 1996 or early 1997, and accordingly, for so long as they hold their interest in SGS-THOMSON Holding, they have undertaken (i) to jointly hold 100% of SGS-THOMSON Holding's capital and voting rights, (ii) to maintain equality between the interests of the French and Italian shareholders, (iii) to ensure that SGS-THOMSON Holding maintains more than 51% of the Company's share capital and voting rights, and (iv) to jointly exercise their decision-making powers and monitor strategies and actions as part of SGS-THOMSON Holding's management bodies.


                        Item 5: Nature of Trading Market

General

                  The Company's Common Shares are listed on the New York Stock Exchange, which is the principal trading market for the Common Shares, under the symbol "STM" and on the Bourse de Paris. Common Shares are also quoted on SEAQ International.

Trading Markets

                  The table below sets forth, for the period indicated, the reported high and low sales prices in U.S. dollars for the Common Shares on the New York Stock Exchange and the high and low sales prices in French francs for the Common Shares on the Bourse de Paris.


                                                 New York Stock Exchange                       Bourse de Paris
                                                 Price per Common Share                    Price per Common Share
                                                 ----------------------                    ----------------------

Calendar Period                                 High                 Low                  High                 Low
- ---------------                                 ----                 ---                  ----                 ---



1995
   First quarter..................            $32 1/2              $22 3/4              FRF 160              FRF 119
     Second quarter...............            $41 7/8              $29 3/4              FRF 205.5            FRF 142.0
     Third quarter................            $57 1/2              $40 3/8              FRF 288.0            FRF 197.0
     Fourth quarter...............            $48 3/8              $28 3/8              FRF 279.0            FRF 138.0




                  At December 31, 1995, there were 138,208,680 Common Shares issued and outstanding, of which 24,772,537 or 17.9% were registered in the Common Share registry maintained on the Company's behalf in New York.


   Item 6: Exchange Controls and Other Limitations Affecting Security Holders

                  None.


                                Item 7: Taxation

                  The following is a summary of certain tax consequences of the acquisition, ownership and disposition of the Company's Common Shares based on tax laws of The Netherlands and the United States as in effect on the date of this annual report on Form 20-F, and is subject to changes in Netherlands or U.S. law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than The Netherlands or the United States, nor does it take into account the individual circumstances of an investor. Prospective investors in the Company's Common Shares in all jurisdictions are advised to consult their own tax advisers as to Netherlands, U.S. or other tax consequences of the purchase, ownership and disposition of the Company's Common Shares.

Netherlands Taxation

                  The following summary of Netherlands tax considerations is based on present Netherlands tax laws as interpreted under officially published case law. The description is limited to the tax implications for an owner of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder" or "Shareholder") and who owns less than 10% of the Company's Common Shares.

                  Dividend Withholding Tax

                  General. Dividends distributed by the Company are subject to a withholding tax imposed by The Netherlands at a rate of, generally, 25%. Dividends include dividends in cash or in kind, constructive dividends, repayment of paid-in capital not recognized for Netherlands tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax on the nominal value unless sourced out of the Company's paid-in share premium recognized for Netherlands tax purposes.

                  No withholding tax applies on the sale or disposition of Common Shares to persons other than the Company and affiliates of the Company.

                  A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such a convention with, among others, the United States, Canada, Switzerland, Japan and all EC Member States except Portugal. Under all of those conventions, Netherlands dividend withholding tax is reduced to 15% or a lower rate.

                  U.S. Shareholders. Under the Tax Convention of December 18, 1992, concluded between the United States and The Netherlands (the
"Convention"), the withholding tax on dividends paid by the Company to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention under Article 26 may be reduced to 15% pursuant to Article 10 of the Convention. Dividends paid by the Company to U.S. pension funds and U.S. exempt organizations may be eligible for an exemption from dividend withholding tax.

                  Relief/refund Procedure. If the 15% rate, or an exemption in case of a qualifying U.S. pension fund, is applicable pursuant to the Convention, the Company is allowed to pay out a dividend under deduction of 15%, or respectively without any deduction, if, at the payment date, the relevant shareholders have submitted the duly signed form IB 92 USA, which form includes a banker's affidavit. Holders of Shares through DTC will initially receive dividends subject to a withholding rate of 25%. An additional 10% of the dividend will be paid to holders upon receipt by the dividend disbursing agent of notification from the Participants in DTC that such holders are eligible for the reduced rate under the Convention. Only where the applicant has not been able to claim full or partial relief at source, will he be entitled to a refund of the excess tax withheld. In that case he should mention in the Form IB 92 USA the circumstances that prevented him from claiming relief at source.

                  Qualifying U.S. exempt organizations can only ask for a full refund of the tax withheld by using the Form IB 95 USA, which form also includes a banker's affidavit.

                  Income Tax and Corporate Income Tax

                  A non-resident individual or corporate Shareholder will not be subject to Netherlands income tax with respect to dividends distributed by the Company on the Common Shares or with respect to capital gains derived from the sale or disposition of Common Shares in the Company, provided that:

                  (a) the non-resident Shareholder does not own a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Common Shares are attributable;

                  (b) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest in the share capital of the Company as defined in The Netherlands tax code or, in the event the Shareholder does have such a substantial interest, such interest is a business asset; and

                  (c) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in The Netherlands other than by way of securities or through an employment contract, the Common Shares being attributable to that enterprise.

                  In general terms, a substantial interest in the share capital of the Company does not exist if the Shareholder alone or together with certain relatives does not own, and has not owned in the preceding five years, one-third or more of the nominal paid-in capital of any class of shares in the Company.

                  Net Wealth Tax

                  A non-resident individual Shareholder is not subject to Netherlands net wealth tax with respect to the Shares, provided that:

                  (a) the non-resident Shareholder does not own a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Common Shares are attributable; and

                  (b) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in The Netherlands other than by way of securities or through an employment contract, the Common Shares being attributable to that enterprise.

                  Corporations are not subject to Netherlands net wealth tax.

                  Gift and Inheritance Tax

                  A gift or inheritance of Common Shares from a non-resident Shareholder will not be subject to a Netherlands gift and inheritance tax, provided that:

                  (a) the non-resident Shareholder does not own a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Common Shares are attributable; and

                  (b) the non-resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in The Netherlands other than by way of securities or through an employment contract, the Common Shares being attributable to that enterprise.


United States Taxation

                  The following discussion addresses the U.S. federal income taxation of a beneficial owner of the Company's Common Shares that is an individual who is a citizen or resident of the United States, or a corporation, partnership or other entity created or organized under the laws of the United States or any other state or political subdivision thereof, or an estate or trust that is subject to U.S. federal income taxation without regard to the source of its income (a "U.S. Investor"). The following summary does not address the U.S. tax treatment of certain types of U.S. Investors subject to special rules (e.g., dealers in securities, financial institutions, U.S. Investors whose functional currency is not the U.S. dollar, individual retirement and other tax deferred accounts, life insurance companies, tax-exempt organizations and investors owning 10% or more of the Common Shares) or of other U.S. federal taxes, such as U.S. federal estate tax, or of state or local tax laws. Prospective U.S. Investors are advised to consult their own tax advisers to ascertain the tax effect of ownership and disposition of the Common Shares with respect to their particular circumstances.

         Taxation of Dividends

                  To the extent paid out of current or accumulated earnings and profits of the Company, as determined for United States federal income tax purposes, the gross amount of dividends (including the amount of Netherlands taxes withheld therefrom) paid with respect to the Common Shares (other than certain pro rata distributions of capital stock of the Company or rights to subscribe for shares of capital stock of the Company) will be included in the gross income of a U.S. Investor as ordinary foreign source income on the date of receipt. For foreign tax credit purposes, such dividends will generally constitute "passive income", or in the case of certain U.S. Investors,
"financial services income". Such dividends will not be eligible for the dividends received deduction allowed to United States corporations. Any distribution that exceeds the Company's current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Investor's tax basis in the Common Shares and thereafter as a capital gain. The amount of any cash distribution paid in any currency other than U.S. dollars ("foreign currency") will be equal to the U.S. dollar value of such foreign currency distribution on the date of receipt, regardless of whether a U.S.
Investor converts the payment into U.S. dollars. Gain or loss, if any, recognized by a U.S. Investor on the sale or disposition of such foreign currency will be U.S. source ordinary income or loss.

                  Netherlands withholding tax imposed on dividends paid to a U.S. Investor by the Company at the Convention rate of 15% will be treated as a foreign income tax eligible, subject to certain limitations, for credit against such U.S. Investor's U.S. federal tax liability.

                  Taxation on Sale or Exchange

                  A U.S. Investor will generally recognize a gain or a loss for U.S. federal income tax purposes on the sale, exchange or other disposition of Common Shares equal to the difference, if any, between the amount realized on such sale, exchange or other disposition and the U.S. Investor's adjusted tax basis in the Common Shares. In general, a U.S. Investor's adjusted tax basis in Common Shares will be equal to the amount paid by the U.S. Investor for such Common Shares. Such gain or loss will be capital gain or loss if the Common Shares are held as a capital asset and will be long-term capital gain or loss if at the time of sale, exchange or other disposition the Common Shares have been held for more than one year. Gain, if any, will generally be U.S. source income.


Backup Withholding and Information Reporting

                  In general, information reporting will apply to certain dividends paid on the Common Shares and to the proceeds of sale of the Common Shares paid to U.S. Investors other than certain exempt recipients (such as corporations). A 31% backup withholding tax may apply to such payments if the U.S. Investor fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.


                  Item 8: Selected Consolidated Financial Data

                  Reference is made to the information appearing under the caption "Selected Consolidated Financial Data" on page 25 of the Registrant's 1995 Annual Report to Shareholders, which information is hereby incorporated by reference.


       Item 9: Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

                  Reference is made to the information appearing under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 26 through 36 of the Registrant's 1995 Annual Report to Shareholders, which information is hereby incorporated by reference.


                  Item 10: Directors and Officers of Registrant

Supervisory Board

                  The management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. The Supervisory Board advises the Management Board and is responsible for supervising the policies pursued by the Management Board and the general course of affairs of the Company and its business. In fulfilling their duties, the members of the Supervisory Board must serve the interests of the Company and its business.

                  The Supervisory Board shall consist of such number of members as resolved by the general meeting of shareholders upon proposal of the Supervisory Board, with a minimum of six members. The members of the Supervisory Board are appointed upon proposal of the Supervisory Board by the general shareholders' meeting by a majority of the votes cast at a meeting where at least one-half of the outstanding share capital is present or represented. On June 24, 1996 the annual general meeting of shareholders approved a resolution of the Supervisory Board to increase the size of the Supervisory Board from six to seven members and appointed Robert M. White as a new member of the Supervisory Board. The Supervisory Board intends to propose a further increase in the size of the Supervisory Board to up to eight members, two of which would not be affiliated with the Company or its direct or indirect shareholders. SGS-THOMSON Holding II has informed the Company that it intends to concur with this proposal.

                  Pursuant to various shareholders agreements, the members of the Supervisory Board of the Company are required to include three members designated by the French shareholders from the Board of Directors of FT2CI (of whom Thomson-CSF has the right to appoint one member and FTlCI, a corporation owned by CEA-Industrie and France Telecom, has the right to appoint two members), and three members designated by the Italian shareholders (of whom I.R.I. has the right to appoint two members and Comitato SIR has the right to appoint one member). See Item 4: "Control of Registrant -- Shareholder Agreements".

                  The members of the Supervisory Board shall appoint a chairman and vice chairman of the Supervisory Board from among the members of the Supervisory Board (with approval of at least three-quarters of the members of the Supervisory Board) and may appoint one or more members as a delegate supervisory director to communicate on a regular basis with the Management Board. Resolutions of the Supervisory Board require the approval of at least three-quarters of its members. The Supervisory Board must meet upon request by two or more of its members or by the Management Board. The Supervisory Board has adopted internal regulations to clarify the manner by which it carries out the supervisory duties imposed upon it by law, the Company's Articles of Association and resolutions of the shareholders and the Supervisory Board itself. By such resolution the Supervisory Board: (x) authorized (i) the establishment of a secretariat headed by an individual approved by it and appointed for a one-year renewable term (a) to assist the Chairman and Vice Chairman of the Supervisory Board in the operations of the board, (b) to implement and oversee the execution within the Company of decisions adopted by the Supervisory Board and (c) to cooperate in and contribute to the execution of the functions of the designated Secretary and Assistant Secretary of the Supervisory Board, (ii) (a) the possibility of the appointment by each member of the Supervisory Board of an assistant and (b) the appointment by such board of two controllers to exercise operational and financial control over the operations of the Company who, with assistants, will also review operation reports and the implementation of Supervisory Board decisions, and (iii) the establishment by the Supervisory Board of advisory committees; and (y) established the procedure for the preparation of Supervisory Board resolutions and the setting of such board's calendar.

                  Members of the Supervisory Board must retire no later than at the ordinary general meeting of shareholders held after a period of three years following their appointment, but may be reelected. A member of the Supervisory Board shall retire at the ordinary general meeting of shareholders held in the year in which he reaches the age prescribed by law for retirement of a supervisory director. Members of the Supervisory Board may be suspended or dismissed by the general meeting of shareholders. The Supervisory Board may make a proposal to the general meeting of shareholders for the suspension or dismissal of one or more of its members. The members of the Supervisory Board may receive compensation if authorized by the general meeting of shareholders.

                  The shareholders agreement between the consortium of French shareholders and the consortium of Italian shareholders, as shareholders of SGS-THOMSON Holding, also includes certain provisions requiring the approval of the Supervisory Board of SGS-THOMSON Holding for certain actions by SGS-THOMSON Holding, the Company and its subsidiaries. In addition, pursuant to certain other shareholders agreements among the consortium of French shareholders and a decree issued by certain Ministries of The Republic of France, the approval by members of the Supervisory Board appointed by the French shareholders of certain actions to be taken by the Company or its subsidiaries requires the approval of the Board of Directors of certain companies in the consortium of French shareholders and is subject to a veto by certain Ministries of The Republic of France. See Item 1: "Description of Business -- Competition" and Item 4:
"Control of Registrant -- Shareholder Agreements". These requirements for the prior approval of various actions to be taken by the Company and its subsidiaries may give rise to a conflict of interest between the interests of the Company and the individual shareholders approving such actions, and may result in a delay in the ability of the Management Board to respond as quickly as may be necessary in the rapidly changing environment of the semiconductor industry. Such approval process is subject to the provisions of Dutch law requiring members of the Supervisory Board to act independently in the supervision of the management of the Company.

                  As of the date of this report, the members of the Supervisory Board were:

   Name                      Position           Year Appointed              Age
   ----                      --------           --------------              ---

   Bruno Steve                Chairman              1989                     54
   Jean-Pierre Noblanc        Vice Chairman         1994                     57
   Remy Dullieux              Member                1993                     45
   Alessandro Ovi             Member                1994                     52
   Giovanni Ruoppolo          Member                1993                     60
   Henri Starck               Member                1987                     67
   Robert M. White            Member                1996                     58

                  Bruno Steve has been a member of the Company's Supervisory Board since 1989. He served as Vice Chairman of the Supervisory Board from 1989 to July 1990. From July 1990 to March 1993, Mr. Steve served as Chairman of the Supervisory Board. He has been with I.R.I., Finmeccanica's parent company, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 15 years. He has been the Chief Operating Officer of Finmeccanica since 1988 and Chief Executive Officer since May 1995. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at STET, I.R.I.s holding company for the telecommunications sector.

                  Jean-Pierre Noblanc has been a member of the Supervisory Board since 1994 and its Chairman until June 1996. Mr. Noblanc is presently General Manager of the Components Sector of CEA Industrie. Prior to joining CEA Industrie, Mr. Noblanc served at CNET, the Research Center of France Telecom, as Director of the Applied Research Center of Bagneux and of the Microelectronics Center of Grenoble, successively. Mr. Noblanc holds a degree in engineering from the Ecole Superieure d'Electricite and a doctoral degree in the Physical Sciences from the University of Paris. Mr. Noblanc is an Associate Member of the Committee on Applications of the French Academy of Sciences and a director of Thomson S.A. Mr. Noblanc also serves on the board of Pixtech Inc. and Picogiga S.A..

                  Remy Dullieux has been a member of the Supervisory Board since 1993. He is a graduate of the Ecole Polytechnique. Since June 1996, Mr. Dullieux has served as a France Telecom Executive Manager for the Northern and Eastern areas of France. From 1991 to June 1996, Mr. Dullieux served as Group Executive Vice President for Strategic Procurement and Development of France Telecom. From 1985 to 1988, Mr. Dullieux served as Regional Manager of Creteil.

                  Alessandro Ovi has been a member of the Supervisory Board since 1994. He received a doctoral degree in Nuclear Engineering from the Politecnico of Milan and a master degree of science in Operations Research from Massachusetts Institute of Technology. He is currently the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of STET, and President of MEI. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I. He currently serves on the boards of Alitalia, STET, Italtel, a STET and Siemens Company, Sirti, Zambon and Carnegie Mellon University.

                  Giovanni Ruoppolo has served as a member of the Supervisory Board since 1993 and is currently a member of the Central Tax Committee. Mr. Ruoppolo has previously served as President of the Board of Auditors of Ente Nazionale Idrocarburi S.p.A., the Italian national oil and gas company and as Chief of Staff in several Italian ministries. Mr. Ruoppolo, as President of the consortium of banks and as President of Comitato SIR, is overseeing the restructuring and liquidation of the SIR group, a major Italian petrochemical business, and oversaw the restructuring and liquidation of Ente Gestione Aziende Minerarie e Metallurgiche - ("EGAM"). Mr. Ruoppolo has published numerous books and articles in the fields of law and economics.

                  Henri Starck has been a member of the Supervisory Board since 1987. Mr. Starck served as Chairman and Vice Chairman of the Supervisory Board from June 1987 to June 1990 and from June 1990 to January 1993, respectively, during which time he was General Manager of Thomson-CSF. Mr. Starck is currently an adviser to the President of Thomson-CSF and a director of Sextant Avionique. Mr. Starck is a graduate of the Ecole Polytechnique and the Ecole Nationale Superieure du Genie Maritime.

                  Robert M. White was appointed to the Supervisory Board in June 1996. Mr. White is currently a Professor and Department Head at Carnegie Mellon University and serves as a member of several academic and corporate boards, including those of Ontrack Computer Systems, Inc., Zilog, Inc., Foundation for the National Medals of Science and Technology, Industrial Advisory Board, Lawrence Livermore National Laboratory and NEA Academic. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for

Technology in the United States Government. Prior to 1990, Mr. White served in several key executive positions at Xerox Corporation, Control Data Corporation and MCC. He received a doctoral degree in Physics from Stanford University and graduated with a degree in Science from the Massachusetts Institute of Technology. Mr. White has published four books, three of which have been translated into foreign languages, and over a hundred articles in the field of Physics.

Management Board

                  The management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. Under the Articles of Association, the Management Board shall obtain prior approval (x) from the Supervisory Board for (i) all proposals to be submitted to a vote at the general meeting of shareholders, (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement, (iii) all pluriannual plans of the Company and the budget for the first coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel, and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board and (y) from the general meeting of shareholders for decisions relating to (i) the sale of all or of an important part of the Company's assets or concerns, and (ii) all mergers, acquisitions or joint ventures which the Company wishes to enter into. In addition, under the Articles of Association, the Supervisory Board may specify by resolution certain actions by the Management Board that require its prior approval. Following the adoption of such a resolution, the actions by the Management Board with respect to the Company and all direct or indirect subsidiaries of the Company requiring such prior approval include the following:
(i) modification of its Articles of Association; (ii) change in its authorized share capital, issue, acquisition or disposal of its own shares, change in any shareholder rights or issue of any instruments granting an interest in its capital or profits; (iii) liquidation or disposal of all or a substantial and material part of its assets or any shares it holds in any of its subsidiaries;
(iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company; (v) approval of such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; (vi) entering into any agreement with any of the direct or indirect French or Italian Owners outside the normal course of business; (vii) submission of documents reporting on (a) approved policy, expected progress and results and
(b) strategic long-term business plans and consolidated annual budgets or any modifications to such; (viii) preparation of long-term business plans and annual budgets; (ix) adoption and implementation of such long-term business plans and annual budgets; (x) approval of all operations outside the normal course of business, including operations already provided for in the annual budget; and
(xi) approval of the quarterly, semi-annual and annual consolidated financial statements prepared in accordance with internationally accepted accounting principles. Such resolution also requires that the Management Board obtain prior approval from the Supervisory Board for (i) the appointment of the members of the statutory management, administration and control bodies of SGS-THOMSON Microelectronics S.A. and SGS-THOMSON Microelectronics s.r.l.; and (ii) the nomination of the statutory management, administration and control bodies of the Company and each of the Company's other direct and indirect subsidiaries followed by confirmation to the Supervisory Board of such nominees'
appointments. The general meeting of shareholders may also specify certain actions of the

Management Board that require shareholder approval. The shareholders have resolved that the Management Board must obtain shareholder approval prior to:
(i) the sale of all or of an important part of the Company's assets and concerns and (ii) all mergers, acquisitions or joint ventures which the Company wishes to enter into. See "Item 1: Description of Business -Competition" and "Item 13:
Interest of Management in Certain Transactions".

                  The Management Board shall consist of such number of members as resolved by the general meeting of shareholders upon the proposal of the Supervisory Board. The members of the Management Board are appointed for three year terms upon proposal by the Supervisory Board by the general shareholders' meeting by a majority of the votes cast at a meeting where at least one-half of the outstanding share capital is present or represented. The Supervisory Board appoints one of the members of the Management Board to be chairman of the Management Board (upon approval of at least three-quarters of the members of the Supervisory Board). Resolutions of the Management Board require the approval of a majority of its members. Mr. Pasquale Pistorio, the Company's President and Chief Executive Officer, is currently the sole member of the Management Board.

                  The general meeting of shareholders may suspend or dismiss one or more members of the Management Board at a meeting at which at least one-half of the outstanding share capital is present or represented. No quorum is required if a suspension or dismissal is proposed by the Supervisory Board. The Supervisory Board may suspend members of the Management Board, but a general meeting of shareholders must be convened within three months after such suspension to confirm or reject the suspension. The Supervisory Board shall appoint one or more persons who shall at any time in the event of absence or inability to act of all the members of the Management Board be temporarily responsible for the management of the Company. The Supervisory Board determines the compensation and other terms and conditions of employment of the members of the Management Board.


Executive Officers

                  As a legal matter, the executive officers of the Company support the Management Board in its management of the Company. In practice, the executive officers and the Management Board share management responsibilities. The Company is organized in a matrix structure with geographical regions interacting with product divisions, bringing all levels of management closer to the customer and facilitating communication among research and development, production, marketing and sales organizations.

                  The executive officers of the Company are (as of the date of this report):


                                                                                          Years in
                                                                      Years with         Semiconductor
         Name                           Position                    the Company(1)         Industry         Age
         ----                           --------                    --------------         --------         ---

Pasquale Pistorio             President and Chief Executive               16                  32            60
                                Officer
Laurent Bosson                Corporate Vice President,                   13                  13            54
                                Front-end Manufacturing
                                and Americas Region
Carlo Bozotti                 Corporate Vice President,                   19                  19            43
                                European and

                                                                                          Years in
                                                                      Years with         Semiconductor
         Name                           Position                    the Company(1)         Industry         Age
         ----                           --------                    --------------         --------         ---

                                Headquarters Region
Salvatore Castorina           Corporate Vice President,                   14                  30            60
                                Discrete and Standard
                                ICs Group
Murray Duffin                 Corporate Vice President,                    9                  36            62
                                Total Quality Management
Alain Dutheil                 Corporate Vice President,                   13                  26            51
                                Strategic Planning and
                                Human Resources
Ennio Filauro                 Corporate Vice President,                   27                  36            64
                                Memory Products Group
Philippe Geyres               Corporate Vice President,                   12                  20            44
                                Programmable Products Group
Maurizio Ghirga               Corporate Vice President, Chief             13                  13            58
                                Financial Officer
Jean-Claude Marquet           Corporate Vice President                    10                  29            54
                                Asia Pacific Region
Pier Angelo Martinotti        Corporate Vice President, New               15                  28            54
                                Ventures Group
Joel Monnier                  Corporate Vice President, Central           13                  22            51
                                Research and Development
Piero Mosconi                 Corporate Vice President,                   32                  32            56
                                Treasurer
Aldo Romano                   Corporate Vice President,                   30                  30            56
                                Dedicated Products Group
Giordano Seragnoli            Corporate Vice President,                   31                  33            59
                                Back-end Manufacturing
                                and Subsystems
Keizo Shibata                 Corporate Vice President,                    4                  31            59
                                Japan Region

(1) Including years with Thomson Semiconducteurs or SGS Microelettronica.

                  Pasquale Pistorio has more than 30 years of experience in the semiconductor industry. After graduating in Electrical Engineering from the Polytechnical University of Turin in 1963, he started his career selling Motorola products. Mr. Pistorio joined Motorola in 1967, becoming Director of World Marketing in 1977 and General Manager of the International Semiconductor Division in 1978. Mr. Pistorio joined SGS Microelettronica as President and Chief Executive Officer in 1980 and became President and Chief Executive Officer of the Company upon its formation in 1987.

                  Laurent Bosson has served as Corporate Vice President, Central
Manufacturing  and VLSI  Fabs  since  1989 and in 1992 he was  given  additional responsibility as President and Chief Executive Officer of the Company's operations in the Americas. Mr. Bosson received a Masters degree in Chemistry from the University of Dijon in 1969. He joined Thomson-CSF in 1964 and has held several positions in engineering and manufacturing. In 1982, Mr. Bosson was appointed General Manager of the Tours and Alencon facilities of Thomson Semiconducteurs. In 1985, he joined the French subsidiary of SGS Microelettronica as General Manager of the Rennes, France manufacturing facility.

                  Carlo Bozotti has served as Corporate Vice President, Europe and Headquarters Region since 1994. Mr. Bozotti joined SGS Microelettronica in 1977 after graduating in Electronic Engineering from the University of Pavia. Mr. Bozotti served as Product Manager for the Industrial, Computer Peripheral and Telecom divisions and as Product Manager for the Monolithic Microsystems' Telecom business unit from 1986 to 1987. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Division in 1991.

                  Salvatore Castorina has served as Corporate Vice President, Discrete and Standard ICs Group since 1989. Mr. Castorina received his engineering degree in Electronics from the Polytechnical University of Turin and began his career as a teacher of electrical and electronic technologies prior to joining Thomson-CSF in Milan in 1965. In 1967, he joined Motorola Semiconductors and held various positions in sales and marketing. In 1981, Mr. Castorina joined the Company as Transistor General Manager in Catania and became the General Manager of the Company's Discrete Division in 1989.

                  Murray Duffin has served as Corporate Vice President, Total Quality Management since 1992. Mr. Duffin graduated from the University of Manitoba in Electrical Engineering and later studied Semiconductor Physics and Computer Logic at the University of California Los Angeles and received an MBA from Arizona State University. Mr. Duffin started his career in 1959 as an RF Applications Engineer and thereafter held numerous managerial positions within most of the departments at TRW and Motorola Semiconductors prior to joining the Company in 1986. From 1986 to 1992, Mr. Duffin was in charge of the quality and service organization.

                  Alain Dutheil has served as Corporate Vice President, Strategic Planning and Human Resources since 1994 and 1992, respectively. Mr. Dutheil is also President of the Company's French subsidiary, SGS-THOMSON S.A. After graduating in Electrical Engineering from the Ecole Superieure d'Ingenieurs de Marseilles (ESIM), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director for Texas Instruments, France in 1980 and Director of Operations for Texas Instruments, Portugal in 1982. He joined Thomson Semiconducteurs in 1983 as General Manager of a plant in Aix-en-Provence, France and then became General Manager of the Company's Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for Worldwide Back-end Manufacturing in addition to serving as Corporate Vice President for Human Resources from 1992 until the present.

                  Ennio Filauro has served as Corporate Vice President, General Manager Memory Products Group since 1990. After graduating with a degree in Electrical Engineering from the University of Palermo, Mr. Filauro began his career in 1958 as a member of the Engineering and Quality Control Group of Raytheon Italia. In 1968, Mr. Filauro joined SGS Microelettronica as head of Quality Control Services at the research and development center in Castelletto, and was subsequently responsible for the Central Production Direction of the facilities in Rennes, Falkirk and Catania. From 1974 to 1979, Mr. Filauro served as General Manager of the facility in Catania, and thereafter served as Director of the Corporate Engineering Group in Agrate. He became General Manager of the VLSI Division of SGS Microelettronica in 1985.

                  Philippe Geyres has served as Corporate Vice President, General Manager Programmable Products Group since 1990. Mr. Geyres graduated from the Ecole Polytechnique in 1973 and began his career with IBM in France before joining Schlumberger Group in 1980 as Data Processing Director. He was subsequently appointed Deputy Director of the IC Division at Fairchild Semiconductors. Mr. Geyres joined Thomson Semiconducteurs in 1983 as Director of the Bipolar Integrated Circuits Division. He was appointed Strategic Programs Director in 1987, and later the same year, became Corporate Vice President, Strategic Planning of the Company.

                  Maurizio Ghirga became Corporate Vice President, Chief Financial Officer in 1987, after having served as chief financial controller of SGS Microelettronica since 1983. Mr. Ghirga has a degree in Business Administration from the University of Genoa. He spent more than ten years of his career in various financial capacities at ESSO Company (an Exxon subsidiary in Italy) and prior to joining the Company was Financial Controller of one of the largest refinery plants in Italy and of an ESSO chemical subsidiary.

                  Jean-Claude Marquet has served as Corporate Vice President, Asia Pacific Region since July 1995. After graduating in Electrical and Electronics Engineering from the Ecole Breguet Paris, Mr. Marquet began his career in the National French Research Organisation and later joined Alcatel. In 1969, he joined Philips Components. He remained at Philips until 1978, when he joined Ericsson, eventually becoming President of Ericsson's French operations. In 1985, Mr. Marquet joined Thomson Semiconducteurs as Vice President Sales and Marketing, France. Thereafter, Mr. Marquet served as Vice President Sales and Marketing for France and Benelux, and Vice President Asia Pacific and Director of Sales and Marketing for the region.

                  Pier Angelo Martinotti has served as Corporate Vice President, General Manager New Ventures Group since 1994. A graduate in Electronic Engineering from the Polytechnical University of Turin, Mr. Martinotti began his career at the Company in 1965 as an Application and Marketing Engineer. In 1968, he joined Motorola Semiconductors in the area of strategic marketing in Europe, and in 1975 became the Marketing (Sales) Director for Europe. From 1986 to 1990, Mr. Martinotti was Chief Executive Officer of Innovative Silicon Technology, a former subsidiary of the Company. Mr. Martinotti was appointed Director of Corporate Strategic Planning in 1990.

                  Joel Monnier has served as Corporate Vice President, Director of Central Research and Development since 1989. After graduating in Electrical Engineering from the Institut National Polytechnique of Grenoble, Ecole Nationale Superieure de Radio Electricite, Mr. Monnier obtained a doctoral degree in microelectronics at LETI/CENG. He began his career in the semiconductor industry in 1968 as a researcher with CENG, and subsequently joined the research and development laboratories of Texas Instruments in Villeneuve Loubet, France and Houston, Texas, eventually becoming Engineering Manager and Operation Manager at Texas Instruments. Mr. Monnier joined Thomson-CSF in 1983 as head of the research and manufacturing unit of Thomson Semiconducteurs. In 1987, he was appointed Vice President and Corporate Director of Manufacturing.

                  Piero Mosconi has served as Corporate Vice President, Treasurer since 1987. After graduating in accounting from Monza in 1960, Mr. Mosconi joined the faculty at the University of Milan. Mr. Mosconi worked with an Italian bank before joining the Foreign Subsidiaries Department at SGS Microelettronica in 1964 and becoming Corporate Director of Finance in 1980.

                  Aldo Romano has served as Corporate Vice President, General Manager Dedicated Products Group since 1987. Mr. Romano is also Managing Director of the Company's Italian subsidiary, SGS-THOMSON Microelectronics s.r.l. A graduate in Electronic Engineering from the University of Padova in 1963, Mr. Romano joined SGS Microelettronica in 1965 as a designer of linear ICs, becoming head of the linear IC design laboratory in 1968 and head of Marketing and Applications in 1976. Mr. Romano became Director of the Bipolar IC Division (which has evolved into the Dedicated Products Group) in 1980.

                  Giordano Seragnoli has served as Corporate Vice President, General Manager Subsystems since 1987 and since 1994, Director for Worldwide Back-end Manufacturing. After graduating in Electrical Engineering from the University of Bologna, Mr. Seragnoli joined the Thomson Group as RF Application Designer in 1962 and joined SGS Microelettronica in 1965. Thereafter, Mr. Seragnoli served in various capacities within the Company, including Strategic Marketing Manager and Subsystems Division Manager, Subsystems Division Manager (Agrate), Technical Facilities Manager, Subsystems Division Manager and Back-End Manager.

                  Keizo Shibata has served as Corporate Vice President and President of the Company's Japanese subsidiary, SGS-THOMSON Microelectronics K.K., since 1992. Mr. Shibata obtained bachelors and masters degrees in Engineering from Osaka University and has 31 years of experience in the semiconductor industry. Prior to joining SGS-THOMSON, Mr. Shibata was employed with Toshiba Corporation since 1964 in various capacities. From 1987 to 1988, Mr. Shibata served as Chairman of both World Semiconductor Trade Statistics and the Trade Policy Committee of the Electric Industry Association of Japan.

                  As is common in the semiconductor industry, the Company's success depends to a significant extent upon, among other factors, the continued service of its key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel, and on its ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on the Company. The Company does not maintain insurance with respect to the loss of any of its key personnel.


                 Item 11: Compensation of Directors and Officers

                  The aggregate cash compensation offered for 1995 to the members of the Supervisory Board by the Company was approximately $252,000. The amount of cash compensation for 1995 to the executive officers of the Company and members of the Management Board as a group by the Company and its subsidiaries was approximately $6.0 million.

                  In 1989, the Company established a Corporate Executive Incentive Program (the "EIP") that entitles selected executives and members of the Management Board to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive's or member's salary and is adjusted to reflect the overall performance of the Company. The participants in the EIP must satisfy certain personal objectives that are focused on customer service, profit, cash flow and market share.

                  The executive officers and members of the Management Board were also covered in 1995 under certain group life and medical insurance programs provided by the Company. The aggregate additional amount set aside by the Company in 1995 to provide pension, retirement or similar benefits for executive officers and members of the Management Board of the Company as a group was approximately $2.4 million.

     Item 12: Option to Purchase Securities from Registrant or Subsidiaries

                  As of May 22, 1996, options to purchase up to an aggregate of 692,350 Common Shares were outstanding under the Company's first stock option plan (the "1989 Stock Option Plan"). Such options are fully vested and are exercisable at the original issue price, as adjusted to reflect the 40:1 stock split effected in connection with the Initial Public Offering, of NLG 25 per share ($14.51 based on the noon buying rate in New York City for cable transfers in Dutch guilders as certified for customs purposes by the Federal Reserve Bank of New York of US$1=NLG 1.7225 on May 22, 1996 (the "Noon Buying Rate")) or at the price of NLG 17.50 per share ($10.15 based on the Noon Buying Rate). Such options, of which 942,050 have been exercised, are held by executive officers of the Company as a group and expire on December 18, 1999.

                  On October 20, 1995, the Shareholders of the Company approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a new stock option plan which provides for the granting to managers and professionals of the Company of options to purchase up to a maximum of 5.5 million Common Shares (the "1995 Stock Option Plan"). The Company currently intends to grant options pursuant to the 1995 Stock Option Plan to purchase up to 1,200,000 Common Shares at a price per Common Share of $36.25. Such options are exercisable for a period of eight years following the date of grant.

                  On June 24, 1996 the general meeting of shareholders approved the granting of options to purchase up to 72,000 Common Shares to members and professionals of the Supervisory Board over a period of three consecutive years, beginning in 1996. Options granted thereunder will be exercisable until the eighth anniversary date following the date of grant at the closing price of the Common Shares on the New York Stock Exchange on the date such options are exercised.


             Item 13: Interest of Management in Certain Transactions

                  One of the Company's key customers is Thomson Multimedia. Thomson Multimedia and Thomson-CSF, one of the indirect shareholders of the Company (see "Item 4: Control of Registrant"), are both controlled by Thomson S.A. The Company sells a broad range of products to Thomson Multimedia, including dedicated products, microcontrollers and semicustom devices, for use in televisions, video cassette recorders and satellite receiver systems. The Company believes that all of the products that it sells to Thomson Multimedia are sold on commercial terms no less favorable to the Company than could be obtained with non-affiliated parties. The Company has also formed a joint venture with Thomson Multimedia to conduct joint research and development on advanced television products, including digital television products. The Company and Thomson Multimedia share the funding of the joint venture's designers, engineers and managers.

                  The Company has formed a joint venture research and development center with CNET in the form of a Groupement d'Interet Economique ("GIE"). CNET is a research laboratory that is wholly owned by France Telecom, one of the indirect shareholders of the Company. See "Item 4: Control of Registrant". The research center is housed at the Company's Crolles, France manufacturing facility. It is developing submicron process technologies. The joint venture between the Company and CNET was created before France Telecom became an indirect shareholder of the Company.

                  The Company participated in a joint research and development project with LETI with respect to high-density silicium integrated circuits. LETI is a research laboratory that is a department of CEA, the parent of one of the indirect shareholders of the Company. See "Item 4: Control of Registrant". In 1995, the Company has signed an agreement providing for a research and development cooperation with GRESSI, the research and development GIE formed by CNET and LETI. The objectives of the cooperation are to develop know-how on innovative aspects of VLSI technology evolution which can be transferred to industrial applications, and to address the development of innovative process steps and process modules to be used in future generations of VLSI products. The cooperation agreement is based upon a pluriannual plan through 1998, of which the Company is expected to bear half of the program's total cost.

                  The Company participates in certain programs sponsored by the French and Italian governments for the funding of research and development and industrialization through direct grants as well as low interest financing. See "Item 1: Description of Business -- State Support for the Semiconductor Industry". The shareholders of SGS-THOMSON Holding, the corporate parent of the Company's majority shareholder, are controlled, directly or indirectly, by the governments of the Republics of France and Italy. See "Item 4: Control of Registrant".

                  Sales to shareholders of the Company and their affiliates totalled $195.4 million in 1995. At December 31, 1995 there was no outstanding indebtedness guaranteed by indirect shareholders.

                  From time to time, the Company may deposit with its direct or indirect shareholders, or their affiliates, available funds for investment on a short-term basis at market interest rates.


                                     PART II


               Item 14: Description of Securities to be Registered

Not applicable.


                                    PART III


                    Item 15: Defaults upon Senior Securities

None.


Item 16: Changes in Securities and Changes in Security for Registered Securities

None.


                                     PART IV


                          Item 17: Financial Statements

Not applicable.


                          Item 18: Financial Statements

                  Consolidated financial statements of SGS-THOMSON Microelectronics N.V. for each of the three years in the period ended December 31, 1995 are incorporated by reference from the Registrant's 1995 Annual Report to Shareholders, on pages 37 through 55.

                  On January 26, 1996, the Supervisory Board determined that, after nine consecutive years of service from a single auditor, a change of auditors would be in the best interest of the Company and, consequently, decided not to renew Arthur Andersen & Co. The appointment of Price Waterhouse as the Company's new auditors was approved by the annual general meeting held on June 24, 1996. The letter from Arthur Andersen & Co. indicating that there has been no cause for disagreement between the parties during the course of their relationship is filed as Exhibit 1 hereto.


                   Item 19: Financial Statements and Exhibits

(a)      1.    Financial Statements

               The financial statements listed in the accompanying Index to Financial Statements and Financial Statement Schedule are filed or incorporated by reference as part of this annual report.

         2.    Financial Statement Schedule

               The financial statement schedule listed in the accompanying index is filed as part of this annual report.

(b)      Exhibits

         The exhibits listed in the accompanying index are filed or incorporated by reference as part of this annual report.

                          INDEX TO FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE
                                  (Item 19(a))




                                                                                     Reference Page
                                                                                     --------------

                                                                                                     1995 Annual
                                                                                                      Report to
                                                                            Form 20-F               Shareholders
                                                                            ---------               ------------

SGS-THOMSON Microelectronics N.V. and Subsidiaries

   Independent Public Accountant's Report.....................                                           55

   Consolidated Statements of Income for the Years Ended
     December 31, 1995, 1994 and 1993.........................                                           37

   Consolidated Balance Sheets as of December 31, 1995,
     1994 and 1993............................................                                           38

   Consolidated Statements of Cash Flows for the Years
     Ended December 31, 1995, 1994 and 1993...................                                           39

   Consolidated Statements of Shareholders' Equity for the
     Years Ended December 31, 1995, 1994 and 1993.............                                           40

   Notes to Consolidated Financial Statements as of
     December 31, 1995, 1994 and 1993.........................                                           41




Schedule -Valuation and Qualifying Accounts for
   the Years Ended December 31, 1995, 1994 and 1993...........                  66

Independent Public Accountant's Report on Schedule............                  67


                                                                       Schedule



                        SGS-THOMSON MICROELECTRONICS N.V.
                        VALUATION AND QUALIFYING ACCOUNTS
                     (Currency - Thousands of U.S. dollars)



                                                                                          Charged
                                                    Balance at                           to costs                     Balance at
                                                    beginning         Translation          and                          end of
                                                    of period         adjustment         expenses       Deductions      period
                                                    ---------         ----------         --------       ----------      ------


Valuation and qualifying accounts
deducted from the related asset
accounts

1995
    Inventories............................             29,982                ----         36,500           29,982         36,500
    Accounts Receivable....................             14,018                 691          3,467              295         17,881

1994
    Inventories............................             28,121                ----         29,982           28,121         29,982
    Accounts receivable....................             12,181                 893          3,198            2,254         14,018

1993
    Inventories............................              6,748                ----         28,121            6,748         28,121
    Accounts receivable....................             10,835               (815)          2,835              674         12,181


Long-term liabilities

1995
    Claims and litigation..................               ----                ----         16,000             ----         16,000

1994
    Loss on operating lease................             13,949                ----           ----           13,949              0

1993
    Restructuring..........................               ----                ----         19,500             ----         19,500
    Loss on operating lease................             10,949                ----          3,000                          13,949
    Patents litigation.....................               ----                ----          5,000             ----          5,000


                            INSERT REPORT ON SCHEDULE

                                    SIGNATURE



    Pursuant to the Requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          SGS-THOMSON Microelectronics N.V.



Date:  June 27, 1996           By:  /s/ Pasquale Pistorio
                                    ---------------------
                               Name:     Pasquale Pistorio
                               Title:    President and Chief Executive Officer

                                INDEX TO EXHIBITS
                                  (Item 19(b))


Exhibit
Number            Description
- ------            -----------

1.       Letter of Arthur Andersen & Co.

2.       SGS-THOMSON Microelectronics N.V. 1995 Annual Report to Shareholders

3.       Amended and Restated Articles of Association of the Company