Form 20-F
period 1996-12-31
SGS THOMSON MICROELECTRONICS NV
filed 1997-06-27
CIK 932787

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

       |_|     REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
       |X|      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 1996
                                       or
       |_|    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from to
                        Commission File number: 1-13546

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

         Title of each class:                  Name of each exchange
         --------------------                   on which registered
                                               ---------------------

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

         Common Shares, nominal value NLG 13.75
         per Common Share                            138,985,580

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

                             Yes |X|                   No |_|

         Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 |_|               Item 18 |X|

                                TABLE OF CONTENTS

                                     PART I

                                                                            Page
                                                                            ----

Item 1.    Description of Business..........................................  1
Item 2.    Description of Property.......................................... 39
Item 3.    Legal Proceedings................................................ 43
Item 4.    Control of Registrant............................................ 44
Item 5.    Nature of Trading Market......................................... 51
Item 6.    Exchange Controls and Other Limitations Affecting Security
             Holders*....................................................... 52
Item 7.    Taxation......................................................... 52
Item 8.    Selected Consolidated Financial Data............................. 56
Item 9.    Management's Discussion and Analysis of Financial Condition
             and Results of Operations...................................... 56
Item 10.   Directors and Officers of Registrant............................. 56
Item 11.   Compensation of Directors and Officers........................... 66
Item 12.   Options to Purchase Securities from Registrant or Subsidiaries... 66
Item 13.   Interest of Management in Certain Transactions................... 67


                                     PART II

Item 14.   Description of Securities to be Registered*...................... 68


                                    PART III

Item 15.   Defaults upon Senior Securities*................................. 68
Item 16.   Changes in Securities and Changes in Security for Registered
             Securities*.................................................... 68


                                     PART IV

Item 17.   Financial Statements*............................................ 68
Item 18.   Financial Statements............................................. 68
Item 19.   Financial Statements and Exhibits................................ 69

Signature
----------------
*  Omitted because item is not applicable.

                                     PART I


                     Item 1: Description of Business In 1996


The Company

                  SGS-THOMSON is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. According to preliminary industry data, SGS-THOMSON entered in 1996 the group of the top 10 worldwide suppliers of semiconductor devices. On the basis of preliminary 1996 industry rankings, SGS-THOMSON was the world's leading supplier of analog monolithic ICs, mixed signal ASICs ICs, smartcard ICs, special automotive ICs, EPROM and EEPROM memories and the world's second leading supplier of telecom ICs. According to industry data for 1995, SGS-THOMSON was the leading supplier of MPEG decoders ICs with approximately 44.3% share of the MPEG decoders market. The Company currently offers more than 3,000 main types of products to more than 1,500 customers including Alcatel, Bosch, Creative Technology, Ford, Hewlett-Packard, IBM, Motorola, Nokia, Nortel, Philips, Seagate Technology, Siemens, Sony, Thomson Multimedia and Western Digital.

                  The  Company  offers  a  diversified   product  portfolio  and
develops products for a wide range of market applications to reduce its dependence on any single product, industry or application market. The Company has focused on developing products that exploit its technological strengths, including differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers). Differentiated ICs foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. Differentiated ICs accounted for approximately 59% of the Company's net revenues in 1996 compared to approximately 51% in 1995. SGS-THOMSON also targets applications that require substantial analog and mixed-signal content and can exploit the Company's system level expertise. In 1996, analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for approximately 46% of the Company's net revenues (unchanged from 1995), while discrete devices accounted for approximately 14% of the Company's net revenues (compared to approximately 17% in 1995). In recent years, analog ICs have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

                  In 1996, the Company developed a number of important new products such as the first superintegrated chips for hard disk drives and set-top-boxes (OMEGA chip announced in 1997), new 8, 16 and 32 bits application-specific cores of its microcontrollers families, a new family of mixed-signal semicustom chips, new integrated Audio/Video chips for MPEG-2 decompression functionality in multimedia and consumer applications, an antitaping chip that can be integrated in the Company video encoding devices, a new multimedia analog front-end for computer and a radiofrequency single chip for digital cellular phones.

                  In 1996, SGS-THOMSON reached an agreement with Samsung Electronics Co. Ltd. to cooperate in the development and sourcing of microcontrollers and digital signal processors designed specifically for high volume markets, such as set-top-boxes, multimedia PCs and mobile communication. The Company also signed an agreement with World Space for developing and producing chip sets for new generation personal satellite radios and an agreement with Chromatic Research Inc. to co-design, manufacture and market single-chip multimedia processors of the MPACT series (capable of 2D and 3D graphics, audio, video, fax/modem, telephony and videophone functionalities) for multimedia PC applications and entered into a strategic partnership with Microsoft to add hardware Digital Video Disk support to the Microsoft Active Movie platform.

                  In 1996, SGS-THOMSON's cumulative shipments of integrated circuits for smartcards surpassed the one billion mark. The Company's smartcard chip portfolio spans the full range of commercial applications, including GSM mobile phones, pay-TV, ID cards, banking, electronic purses, health cards, access control, toll payment and mass transport, and includes standard memory chips as well as the most advanced 8 bit cryptocontrollers. The Company is currently developing 32 bit cryptocontrollers as well as solutions for contactless applications. In 1996, SGS-THOMSON was the first company to obtain security certifications for banking and Pay-TV devices according to the ITSEC European Norms.

                  In November 1996, the Company announced that the research and development center jointly operated by the Company and the Centre National d'Etudes et des Telecommunications ("CNET"), the research laboratory of France Telecom, had completed the development of the 0.25 micron CMOS process, only one year after the qualification of the 0.35 micron process. The 0.25 micron process, currently used in the prototyping of a complex evaluation circuit of several million transistors, consists of six metal layers and involves more than 22 levels of masking. Other complex prototypes are being developed to further validate the process and accelerate the introduction of products based on this process, in particular a systolic processor for the estimation of movement in images.

                  In 1996, the Company established a small research laboratory in Berkeley, California, which will principally cooperate in the design of advanced macrocells and libraries for the Company's analog, digital and mixed signal technologies.

                  Since 1995, SGS-THOMSON adopted a plan to increase its manufacturing capacity through the addition of new 8-inch submicron fabrication plants that will be designed to meet the growing demand for VLSI devices. The Company also approved the building and equipping of a new 8-inch 0.5 micron front-end wafer fabrication plant (which will also be capable of 0.35 production) in Singapore, which was announced in 1996.

                  The Company's business is organized into five principal product groups:

                  The Dedicated Products Group produces application-specific semiconductor products using advanced bipolar, CMOS, BiCMOS, mixed-signal and power technologies. The Group's dedicated products are used in all major end-user applications, including such new applications as mobile communications networks, asynchronous transfer mode communications systems, global positioning systems, flat panel displays, hard disk drives and digital video systems. The breadth of the Group's customer and application base provides it with a source of stability in the cyclical semiconductor market, while its position as a strategic supplier of application-specific products provides it with opportunities to supply its customers' requirements for other products, including discrete devices, programmable products and memories.

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

                  The Memory Products Group produces a broad range of memory products, including EPROMs, flash memories, EEPROMs, SRAMs, and chips for smartcards. According to preliminary industry data, the Company was the leading supplier of EPROMs in 1996, accounting for approximately 30% of worldwide EPROM sales, as well as the leading supplier of EEPROMs. The Company has developed a proprietary know-how for flash memory devices and has started mass production for this market. The Group does not produce DRAMs, a commodity memory product.

                  The Programmable Products Group produces microcomponents (including microcontrollers, microprocessors and digital signal processors), digital semicustom devices and mixed analog/digital semicustom devices.

                  The New Ventures Group identifies and develops new business opportunities to complement the Company's existing businesses and exploit its technological know-how, manufacturing capabilities and global marketing team. Initial activities have focused on manufacturing and marketing x86 microprocessors. New activities include design and manufacturing of "system on silicon" solutions based on the 486 CPU core and more recently media processors based on Very Long Instruction Word ("VLIW") processes.

                  As part of its activities  outside the five principal products
groups,   the  Company  also  produces   subsystems  for  industrial  and  other
applications.

                  SGS-THOMSON's  products are  manufactured and designed using a broad range of manufacturing processes and proprietary design methods. SGS-THOMSON uses all of the prevalent function-oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and DMOS) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of the Company's strategy for many years, enables the Company to meet the increasing demand for "systems-on-a-chip" solutions. To complement this depth and diversity of process and design technology, the Company also possesses a broad intellectual property portfolio that it has used to enter into cross-licensing agreements with many major semiconductor manufacturers.

                  In   1996,    SGS-THOMSON   has   expanded   its   diversified
manufacturing infrastructure while improving the cost, quality and flexibility of its operations. SGS-THOMSON has applied 1996 investments in its manufacturing facilities to bring to full capacity the 8-inch front-end manufacturing facility in Crolles, France, to continue the ramp up of the new 8-inch front-end manufacturing facility in Phoenix, Arizona, to complete the building of and to begin equipping the third 8-inch front-end manufacturing facility in Catania, Italy, and to complete a new back-end facility and design center in Shenzhen, China, through its joint venture created in 1994 with a subsidiary of the Shenzhen Electronics Group. During 1996, the Company has also completed conversion from 4-inch to 5-inch of the two front-end wafer fabrication plants in Tours, France, from 5-inch to 6-inch of the front-end wafer fabrication facility in Rousset, France, and has installed a new 6-inch module in the Rancho Bernardo, California front-end wafer fabrication facility. In addition, the Company has started construction of a new 8-inch front-end wafer fabrication facility in Rousset, France, has initiated the 6-inch to 8-inch conversion of one of its Agrate, Italy front-end wafer fabrication plants, and has started planning the construction of a new 8-inch front-end wafer fabrication facility in Singapore, announced during 1996. Finally, the Company has also identified one more 8-inch front-end wafer fabrication plant to be built in Italy. The Company has many back-end manufacturing activities in large and modern facilities in lower-cost areas in the Mediterranean and Asia Pacific regions and has focused on continually improving the productivity of all of its manufacturing facilities. SGS-THOMSON has also centralized the management of its manufacturing operations and implemented computer-integrated manufacturing systems and statistical process control techniques. The Company fosters a corporate-wide Total Quality Management ("TQM") culture that defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development and production for all product lines.

                  SGS-THOMSON is international in scope, operating front-end and/or back-end manufacturing facilities in Europe, the United States, the Mediterranean and Asia Pacific regions, and conducting research and development primarily in France and Italy, and design, marketing and sales activities in each of the electronic industry's major economic regions: Europe, the United States, the Asia Pacific region and Japan. In 1996, approximately 44% of the Company's net revenues originated in Europe (compared to 46% in 1995), approximately 23% in the Americas (compared to 24% in 1995), approximately 27% in the Asia Pacific region

(compared to 26% in 1995) and approximately 6% in Japan (compared to 4% in 1995). In 1996 the Company's sales in the Asia Pacific region surpassed the $1 billion level for the first time. In 1996, approximately one-third of the 6-inch equivalent wafers manufactured by the Company were manufactured outside of Europe and more than one-half of the Company's employees were located outside of Europe.

                  SGS-THOMSON  believes that strategic alliances are critical to success in the semiconductor industry, and has entered into strategic alliances with customers, other semiconductor manufacturers and major suppliers of design software. The Company has entered into several strategic customer alliances, including alliances with Alcatel, Seagate Technology, Thomson Multimedia and Western Digital, among others. Customer alliances provide the Company with valuable systems and application know-how and access to markets for key products, while allowing the Company's customers to share some of the risks of product development with the Company and gain access to the Company's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. The Company has also entered into technology development alliances with customers and other manufacturers, including Nortel in North America to develop advanced 0.5 micron BiCMOS mixed-signal technologies and Mitsubishi Electric Corporation ("Mitsubishi") in Japan to develop a family of 16 Mbit flash memories for mass storage applications. The Company has also entered into an agreement with Philips Semiconductors to jointly develop sub-micron CMOS logic processes in Crolles, France through 1997. The Company has also established joint development programs with leading suppliers such as Applied Materials, ASM Lithography, LAM and Air Liquide, and with CAD Tools producers including Cadence, Synopsis and Mentor. It is a participant in Sematech I 300I for the development of 300 millimeter wafer manufacturing processes. SGS-THOMSON is active in joint European research efforts such as the new MEDEA program (which succeeded to JESSI as of 1997), and also cooperates with major research institutions and universities.

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

                  To provide the Company with a stronger capital structure, the Company's shareholders contributed capital totalling $800 million between 1988 and 1993. The Company used these funds in part to finance restructuring costs and to reduce net debt (total debt, including bank overdrafts, less cash and cash equivalents and marketable securities) from a high of approximately $905 million at December 31, 1991 to 66.7 million at December 31, 1996. In December, 1994, the Company completed a registered public offering of Common Shares (the "Initial Public Offering") with net proceeds to the Company of approximately $198.7 million. In the Initial Public Offering, the Company sold 9,606,240 shares and the selling shareholders sold 11,393,760 shares at the initial price to public of $22.25 a share. In October 1995, the Company completed a secondary public offering of Common Shares in the U.S. and in France (the "Offering") with net proceeds to the Company of approximately $371.6 million. In the Offering, the Company sold 8,960,000 shares and the selling shareholders sold 11,740,000 shares at a price to public of $43.5 a share. See Item 4: "Control of Registrant". In February 1996, the Company also completed an offering of Common Shares to certain of its employees worldwide (the "1996 Employee Offering"). Common Shares offered in the 1996 Employee Offering were offered at a 5% discount to the market price as of January 5, 1996. In addition, eligible employees who purchased shares in the 1996 Employee Offering ("Participating Employees") and who held those shares at least until the first anniversary of the day on which such shares were issued to such Participating Employees, were entitled to purchase, for each lot of ten shares purchased in the 1996 Employee Offering, one additional share (a "Bonus Share") at a discounted price. The purchase price of each Bonus Share was the $ or FF equivalent of NLG 13.75, which is the nominal value per share. An aggregate of 253,397 new Common Shares were issued pursuant to the 1996 Employee Offering. In 1997, the Company intends to implement a share purchase plan which is intended to enable employees in most SGS-THOMSON locations worldwide to purchase, subject to various conditions, up to one million Common Shares to be newly issued.

Industry Background

                  Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications, computer systems, to applications such as telecommunications systems, automotive products, consumer goods and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of TAM (as defined below) as a percentage of worldwide revenues from production of electronic equipment according to published industry data (which for purposes of this annual report are data published by Dataquest, Inc. ("Dataquest")), semiconductor pervasiveness has increased from 9.0% in 1991 to 19.0% in 1995 and decreased to an estimated 15% in 1996. The demand for electronic systems has also expanded geographically with the emergence of new markets, particularly in the Asia Pacific region.

                  Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data

(which for all purposes of this annual report are World Semiconductor Trade Statistics ("WSTS")), worldwide sales of all semiconductor products (the total available market or "TAM") increased from $17.8 billion in 1983 to an estimate of $132 billion in 1996 (growing at a compound annual rate of approximately 17%, according to trade association data), while the market for products produced by the Company (the serviceable available market, or "SAM" -- which, prior to 1995 consisted of the TAM without DRAMs, microprocessors and opto-electronic products and commencing in 1995 and for all prior periods compared therewith includes microprocessors as a result of the Company's production of x86 products)
increased from approximately $15.0 billion in 1983 to an estimate of $102.7 billion in 1996 (growing at a compound annual rate of approximately 16%). In 1996, the TAM decreased by 8.6% with sales in the Asia Pacific Region, the Americas, Europe and Japan decreasing by 6.7%, 9.2%, 2%, and 13.8%, respectively. In 1996, approximately 32.3% of all semiconductors were shipped to the Americas, 25.9% to Japan, 20.9% to Europe, and 20.9% to the Asia Pacific region.

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

Business Outlook

                  From market data related to 1996, it is evident that the industry has started a correction from the extraordinary growth of recent years. The Company, however, entered 1997 in a healthy financial condition, and with a strong market position despite the strong corrections experienced by the industry in 1996. Market conditions remained difficult in the first quarter of 1997, with continuing overall price pressures that negatively impacted the Company's sales. As the quarter came to a close, however, the Company saw signs that the market was improving as prices of several standard products began to stabilize, and in some cases recover from recent low levels. In addition, the Company's order rates accelerated in March. Although overall order visibility remained modest, it improved over the fourth quarter of 1996. Certain industry analysts expect a growth rate for 1997 compared to a market decline in 1996. It is evident, however, that decreased visibility on customer demand has made it somewhat more difficult to predict market conditions.

                  On June 5, 1997, the Company announced that, based on available information for the first two months of its second quarter, it expects its net revenue for the second quarter ending June 28, 1997 to be above the first quarter level, but below analysts' expectations, and its gross margin to be similar to that of the first quarter due to a short-term shift in product mix.

The Company also stated that its net earnings for the second quarter are likely to be within a range approximating first quarter 1997 levels.

                  In the first two months of the quarter, a larger than anticipated percentage of net sales was derived from commodity products such as Standard ICs and Memories. Worldwide demand for these products has strengthened in the last several months, but pricing remains low and the gross margin associated with them is significantly below that of SGS-THOMSON's differentiated products.

                  Looking ahead, the Company reaffirmed that it expects 1997 to be a year of progressive improvement for the Company and that second half results should benefit from better overall market conditions and a greater contribution from sales of differentiated products.

                  In 1997, the Company intends to continue to emphasize its expertise in differentiated products while continuing to offer commodity products that contribute volume, profit and cash flow. The Company is confident, however, that the heavy emphasis on differentiated products in its portfolio, its strong customer base and strategic alliances, together with its well diversified sales base, both in terms of applications and geography, should allow SGS-THOMSON to again outpace the rate of growth in its served market. The Company also remains confident about its long-term growth prospects as well as those of the market it serves and consequently intends to move ahead with capital expenditure and research and development plans, committing a percentage of revenue on the same order of magnitude as during 1996.

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

                  There are two major types of digital ICs: memory products and logic devices. Memory products, which are used in electronic systems to store data and program instructions, are generally classified as either volatile memories (which lose their data content when power supplies are switched off) or nonvolatile memories (which retain their data content without the need for constant power supply). Volatile memories are used to store data in virtually all computer systems, from large and mid-range computers to personal computers and workstations. The primary volatile memory devices are DRAMs, which accounted for 69.8% of semiconductor memory sales in 1996. Nonvolatile memories are typically used to store program instructions that control the operation of microprocessors and electronic systems. The primary nonvolatile memory devices are EPROMs, flash memories and EEPROMs. Memory products are typically standard, general purpose ICs that can be manufactured in high volumes using basic CMOS processes, and they are generally differentiated by cost and physical and performance characteristics, including data capacity, die size, power consumption and access speed.

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

                  The Semiconductor Market

                  The following tables set forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

                                  Worldwide Semiconductor Sales(1)                  Compound Annual Growth Rates(2)
                       -------------------------------------------------------------------------------------------------
                          1983       1988       1993       1995       1996       83-88   88-93   83-93   93-95   93-96
                          ----       ----       ----       ----       ----       -----   -----   -----   -----   -----

                                     (in millions)

Integrated Circuits .   $ 13,335   $ 35,893   $ 66,018   $126,056   $114,941     21.9%   13.0%   17.3%   38.2%   20.3%

   Analog (linear and
mixed-signal) .......      2,875      7,228     10,673     16,646     17,044     20.2     8.1    14.0    24.6    16.9
   Digital
      Logic .........      6,712     17,750     34,079     55,953     61,879     21.5    13.9    17.6    28.2    22.0
         Memory
         DRAM .......      1,741      6,390     13,140     40,833     25,132     29.7    15.5    22.4    76.3    24.0
         Others .....      2,007      4,524      8,127     12,624     10,886     17.7    12.4    15.0    24.6    10.2
                        --------   --------   --------   --------     ------     ----    ----    ----    ----    ----
     Total Memory ...      3,748     10,914     21,267     53,457     36,018     23.8    14.3    19.0    58.5    19.2
                        --------   --------   --------   --------     ------     ----    ----    ----    ----    ----
Total digital .......     10,460     28,664     55,346    109,410     97,897     22.3    14.1    18.1    40.6    20.9
Discrete ............      3,696      6,999      8,637     14,004     12,878     13.6     4.3     8.9    27.3    14.2
Opto-electronics ....        736      2,113      2,654      4,344      4,147     23.5     4.7    13.7    27.9    16.0
                        --------   --------   --------   --------     ------     ----    ----    ----    ----    ----
     TAM ............   $ 17,767   $ 45,005   $ 77,309   $144,404   $131,966     20.4%   11.4%   15.8%   36.7%   19.5
                        ========   ========   ========   ========   ========     ====    ====    ====    ====    ====

Europe ..............   $  3,320   $  8,104   $ 14,599   $ 28,199     27,562     19.5%   12.5%   15.9%   39.0%   23.6%
Americas ............      7,761     13,418     24,744     46,998     46,679     11.6    13.1    12.3    37.8    19.9
Asia Pacific ........      1,150      5,374     14,168     29,540     27,550     36.1    21.4    28.5    44.4    24.8
Japan ...............      5,536     18,109     23,798     39,667     34,175     26.7     5.6    15.7    16.1    12.8
                        --------   --------   --------   --------     ------     ----    ----    ----    ----    ----
      TAM ...........   $ 17,767   $ 45,005   $ 77,309   $144,404   $131,966     20.4%   11.4%   15.8%   36.7%   19.5
                        ========   ========   ========   ========   ========     ====    ====    ====    ====    ====

(1)  Source: WSTS.
(2)  Calculated using end points of the periods specified.


                  During the 1960s and 1970s, the development of semiconductor process technologies was critical to the success of participants in the industry. As process technologies matured, manufacturing sciences became important; in the 1980s, the emphasis shifted to increasing production volumes and yields and lowering production costs. The large capital expenditures and other resources required during this period to develop advanced manufacturing capabilities resulted in a stratification of the industry between broad range suppliers operating multiple front-end and back-end manufacturing facilities and specialty niche players operating small wafer fads or subcontracting wafer production.

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

                  To  compete  as  a  broad  line  semiconductor   manufacturer,
management believes that it is important to have: (i) a broad and diverse customer base; (ii) a diversified product portfolio (including analog, digital mixed-signal and power products) and experience in several application markets;
(iii) a broad range of process technologies (including basic function-oriented and advanced systems-oriented technologies); (iv) an efficient, quality, global manufacturing infrastructure; (v) global marketing and technical support; and
(vi) a worldwide network of strategic alliances with customers and other semiconductor manufacturers.

                  Strategy

                  Since the Company's formation in 1987, management's objectives have been to become one of the world's top ten semiconductor suppliers and to achieve operating results better than the average of the top ten semiconductor suppliers. According to preliminary industry data, in 1996 SGS-THOMSON became one of the top 10 worldwide suppliers of semiconductor devices. To achieve these objectives, the Company has focused on using its core technology and manufacturing competencies to produce innovative, quality and cost-effective products. The key elements of the Company's strategy are set forth below.

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

                  Offer Diversified Product Portfolio in Evolving Application Markets. The Company offers a diversified product portfolio and develops products for a wide range of market applications  to reduce  its  dependence  on any  single  product,  industry  or application market. As a broad range supplier, the Company provides its customers with a single source of supply for multiple product needs. In the telecommunications market, the Company is developing advanced BiCMOS and high frequency bipolar processes and focusing on products for the switching equipment and new, fast-growing telecommunications markets, including the digital cellular telephone and the asynchronous transfer mode communication systems market. In the computer market, the Company produces dedicated products, memories, microcontrollers, semicustom devices and microprocessors for use in all types of computer systems. The Company is focusing particularly on the development of a family of flash memory products and dedicated products for computer monitors, disk drives and printers. In addition, the Company has started to manufacture and market x86 microprocessors. In the consumer products market, the Company is developing dedicated products for television and home entertainment systems and devices for new multimedia applications, including digital video decoders. In the automotive market, management is using its BCD processes to develop dedicated products for a wide range of automotive applications, including engine management and safety, and is developing devices for new applications such as global positioning systems. In the industrial market, the Company is developing innovative power products, particularly for use in lighting systems and switch mode power supplies.

                  Develop Advanced Process and Design Technologies. The Company intends to continue to exploit its expertise and experience with a wide range of process and design technologies to develop more advanced technologies. The Company is committed to continuing to increase research and development expenditures in the future. Despite significant cost reductions following the Company's formation in 1987 and particularly during 1990 and 1991 when the Company experienced losses, management did not reduce research and development spending. The Company is using its memory products as the focal point of its process development efforts due to their standardized design features, manufacturability and potential high volumes. Technological advances in the areas of transistor performance and interconnection technologies are being developed through the Company's logic products and semicustom devices. In 1996, the Company developed a 0.25 micron, six-metal layers process that can be used to create either circuits which operate at high speed (clock frequency of 400 MHZ at 2.5V) or circuits with low power consumption (1.0V) and capable of densities of up to 30,000 gates per square millimeter. It is also working closely with many of its key customers on developing easy-to-use design equipment for specific applications. The Company is developing advanced and standardized design tools for its CMOS processes as well as libraries of macrofunctions and megafunctions for many of its products, and is focusing on improving its concurrent engineering practices to better coordinate design activities and reduce overall time-to-market.

                  Expand and Improve Manufacturing Capabilities. In 1996, SGS-THOMSON expanded its diversified manufacturing infrastructures while improving the cost, quality and flexibility of its operations. SGS-THOMSON has applied 1996 investments in its manufacturing facilities to bring to full capacity the 8-inch front-end manufacturing facility in Crolles, France, to continue the ramp-up of the new 8-inch front-end manufacturing facility in Phoenix, Arizona, to complete the building of and to begin equipping the third 8-inch front-end manufacturing facility in Catania, Italy, and to continue to build and equip a new back-end facility and design center in Shenzhen, China, through its joint venture created in 1994 with a subsidiary of the Shenzhen Electronics group. During 1996, the Company has also completed conversion from 4-inch to 5-inch of the two front-end wafer fabrication modules in Tours, France, from 5-inch to 6-inch of the front-end wafer fabrication facility in Rousset, France, and has installed a new 6-inch module in the Rancho Bernardo, California front-end wafer fabrication facility. In addition, the Company has started construction of a new 8-inch front-end wafer fabrication facility in Rousset, France, has initiated the 6-inch to 8-inch conversion of one of its Agrate, Italy front-end wafer fabrication plants, and has started planning the construction of a new 8-inch front-end wafer fabrication facility in Singapore, announced during 1996. Finally, the Company plans one more 8-inch front-end wafer fabrication plant to be built in Italy. In 1996, approximately 93% of the ICs wafers manufactured by SGS-THOMSON were manufactured on 5-, 6- and 8-inch wafers. The Company fosters a corporate-wide Total Quality Management ("TQM") culture that defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development and production for all product lines. SGS-THOMSON has established front-end and back-end manufacturing facilities in each of Europe, the United States and the Mediterranean and Asia Pacific regions. The Company's geographically diverse facilities allow it to shift production to accommodate variable production requirements.

                  Emphasize Differentiated ICs. Within its diversified product portfolio, the Company has focused on developing products that exploit its technological strengths, including differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers). Differentiated ICs foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. Differentiated ICs accounted for approximately 59% of the Company's net revenues in 1996 compared to approximately 51% in 1995. The Company also targets applications that require substantial analog and mixed-signal content and can exploit the Company's system level expertise. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for approximately 46% of the Company's 1996 net revenues (unchanged from 1995), while discrete devices accounted for approximately 14% of the Company's 1996 net revenues (compared to 17% in 1995). In recent years, analog ICs and discrete devices have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

                  Expand Strategic Alliances. Consistent with its belief that strategic alliances are critical to success in the semiconductor industry, the Company has entered into such alliances with customers, other semiconductor manufacturers and a major supplier of design software. The Company has entered into several customer strategic alliances, including with Alcatel, Bosch, Seagate Technology, Thomson Multimedia, and Western Digital, among others. Alliances with customers provide the Company with valuable systems and application know-how and access to markets for key products, while allowing the Company's customers to share some of the risks of product development with SGS-THOMSON and to gain access to the Company's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers are generally designed to permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. Technology development alliances have been formed with customers and other manufacturers, including Philips Semiconductors in Europe to develop sub-micron CMOS technologies and Northern Telecom in North America to develop advanced 0.5 micron BiCMOS mixed-signal technologies and Mitsubishi in Japan to develop a family of 16 Mbit flash memories for mass storage applications. The Company has also established joint development programs with leading suppliers such as Applied Materials, ASM
Lithography, LAM and Air Liquide, and with CAD Tools producers including Cadence, Synopsis and Mentor. It is a participant in Sematech I 300I for the development of 300 millimeter wafer manufacturing processes. SGS-THOMSON is active in joint European research efforts such as the new MEDEA program (which succeeded to JESSI as of 1997), and also cooperates with major research institutions and universities.

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

                  The following table sets forth certain of the Company's significant customers in 1996 and certain applications for its products:

-------------------------------------------------------------------------------------------------------------------
Telecommunications
     Customers:          Alcatel                   Gemplus                   Nortel                 Schlumberger
                         AT&T                      Goldstar                  Orga                   Siemens
                         Daewoo                    Italtel                   Philips
                         Ericsson                  Motorola                  Sagem
                         Fujitsu                   Nokia                     Samsung
                         ------------------------------------------------------------------------------------------
     Applications:       Answering machines                                  ISDN controllers
                         Central office switching systems                    Modems
                         Chips for smartcards                                PBX systems
                         Digital cellular telephones                         Telephone sets (corded and cordless)
-------------------------------------------------------------------------------------------------------------------

Computer Systems
     Customers:          ACER                      Creative Technologies     IBM                    Tatung
                         ATI Technologies          Cyrix                     Matsushita             Western Digital
                         Bull                      DEC                       Olivetti               Xerox
                         Canon                     Epson                     Quantumi
                         Compaq                    Hewlett-Packard           Seagate Technology
                         ------------------------------------------------------------------------------------------
     Applications:       Chips for smartcards                                Optical scanners
                         Disk drives                                         Photocopiers
                         Monitors                                            Printers
                         Network controllers
-------------------------------------------------------------------------------------------------------------------
Automotive
     Customers:          BMW                       Daimler-Benz              Ford                   Marelli
                         Bosch                     Delco                     Hyundai                Valeo
                         Chrysler                  Fiat                      Peugeot S.A.           Renault
                         ------------------------------------------------------------------------------------------
     Applications:       Alternator regulators                               Ignition circuits
                         Airbags                                             Injection circuits
                         Antiskid braking systems                            Instrument
                         Automotive entertainment systems                    Electric Motor Controllers
                         Body and chassis electronics                        Multiplex wiring kits
                         Central locking systems                             Transmission control systems
                         Engine management systems
-------------------------------------------------------------------------------------------------------------------

Consumer Products
     Customers:          Canal Plus                Goldstar            Nokia                 Sharp
                         Canon                     Grundig             Pace                  Sony
                         Creative Technology       Kenwood             Philips               Thomson Multimedia
                         Daewoo                    Matsushita          Pioneer
                         General Instrument        NEC                 Samsung
                         ------------------------------------------------------------------------------------------
     Applications:       Audio power amplifiers                        Graphic equalizers
                         Audio processors                              Pay television decoders
                         Cable television systems                      Satellite receiver decoding circuits
                         Compact disc players                          Set up boxes
                         Digital video encoders and decoders           TV sets and monitors
                                                                       Video cassette recorders
-------------------------------------------------------------------------------------------------------------------
Industrial and
   Other Applications
     Customers:          Astec                     Emerson             Philips               Siemens
                         Asea Brown Boveri         Mannesman           Schlumberger          Schneider
                         ------------------------------------------------------------------------------------------
     Applications:       Battery chargers                              Motor controllers
                         Industrial automation and control systems     Power supplies
                         Intelligent power switches                    Smartcard readers
                         Lighting  systems  (lamp  ballasts)           Switch  mode power supplies
-------------------------------------------------------------------------------------------------------------------

                  Two customers each accounted for slightly above 5% of the Company's net revenues in 1996 and sales to the Company's top ten customers accounted for approximately 38% of the Company's net sales in 1996. The Company has several large customers, certain of whom have entered into strategic alliances with the Company. Many of the Company's key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 21% of the Company's net revenues in 1996 were made through distributors. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with the Company in the future at the same levels as in prior periods. The loss of one or more of the Company's customers or distributors, or reduced bookings by its key customers or distributors, could adversely affect the Company's operating results. In addition, in a declining market the Company has in the past and may in the future be requested to reduce prices to limit the level of order cancellations. Despite price reductions, however, in an industry downturn order cancellations may be expected, particularly by distributors and for commodity products.

Products and Technology

                  SGS-THOMSON designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. The Company's products include standard commodity components, full custom devices, semicustom devices and ASSPs for analog, digital and mixed-signal applications. Historically, the Company has not produced DRAMs or, until recently, x86 microprocessors. The SAM represented approximately 77.8% of the TAM in 1996, compared to 84% of the TAM in 1983. While the TAM increased at a compound annual growth rate of approximately 17% from $17.8 billion in 1983 to an estimate of $132 billion in 1996, the SAM increased at a compound annual growth rate of approximately 16% from $15.0 billion to an estimate of $102.7 billion during the same period.

                  The Company's products are organized into five principal product groups: Dedicated Products, Discrete and Standard ICs, Memory Products, Programmable Products and the New Ventures Group.

                  Dedicated Products Group

                  The Dedicated Products Group designs, develops and manufactures application-specific products using advanced bipolar, CMOS, mixed-signal and power technologies. The Group offers complete system solutions to customers in several application markets. As the largest of SGS-THOMSON's product groups, the Dedicated Products Group generated revenues of $1,757.7 million in 1996 (an increase of 29.3% over 1995 revenues), representing approximately 43% of SGS-THOMSON's 1996 revenues. Approximately 33.2% of the Group's revenues in 1996 were generated in Europe, while approximately 23.3%, 37.8%, and 5.7% were generated in the Americas, the Asia Pacific region, and Japan, respectively. Many of the dedicated products sold to the Asia Pacific region are sold to U.S.-based original equipment manufacturers located in the region. All of the Group's products are ASSPs or full custom devices.

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

                  Telecommunications Products. According to preliminary published industry data, in 1996, SGS-THOMSON was the world's second largest supplier of dedicated telecommunications ICs. The Company's telecommunications products are used primarily in telephone sets, modems and subscriber line interface cards (SLICs) for digital central office switching equipment. The Group is targeting applications in mobile communications networks and telephone sets and asynchronous transfer mode ("ATM") communication systems.

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

                  The Company's automotive products include alternator regulators, airbag controls, antiskid braking systems, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management and instrumentation systems. The Company is currently targeting the emerging application of global positioning systems.

                  Video  Products.   SGS-THOMSON   produces  ICs  for  TV  sets,
monitors, videocassette recorders, satellite receivers, pay-tv decoders and digital video disks. The

Company is focusing on developing products for applications in the growing U.S. satellite and cable television markets. Leveraging its BCD Technology know how, the Group is now targeting the emerging market of flat panel displays.

                  Image Processing. SGS-THOMSON has created a business unit to design and manufacture products for the emerging digital video processing industry. Emerging digital video technologies offer a number of advantages over traditional analog video, including the ability to compress video data for transmission and storage, to transmit and reproduce video data without perceptible image degradation and to randomly access and edit video data.

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

                  The Company's image processing business unit delivers large volumes of Motion Picture Experts Group ("MPEG") decoder ICs suitable for video CD products, personal computers, multimedia and digital TV applications. These products implement the MPEG 1 standard for CD ROM, video CD and personal computer applications and the MPEG 2 standard for digital TV applications (both cable and satellite digital TV). This unit is also developing products for emerging video phone applications. According to the latest published industry data, in 1995 SGS-THOMSON was the leading supplier of MPEG decoder ICs with an approximately 44.3% share of the MPEG decoders market.

                  Discrete and Standard ICs Group

                  The Discrete and Standard ICs Group designs, develops, and manufactures discrete power devices, power transistors, standard logic and linear ICs, and RF products (which were transferred to the Discrete and Standard ICs Group in May 1994). Including revenues from RF products, the Group generated revenues of $784.1 million in 1996 (a decrease of 6.4% over 1995 revenues), representing approximately 19% of SGS-THOMSON's net revenues. Approximately 53% of the Group's 1996 revenues were generated in Europe, while approximately 21.5%, 23.9%, and 1.6% were generated in the Americas, the Asia Pacific region, and Japan, respectively. According to preliminary published industry data, based on 1996 revenues, SGS-THOMSON is among the top four suppliers of power transistors (1996 total market of $4.9 billion) and thyristors (1996 total market of $738 million).

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

                  The Company's bipolar power transistors are used in a variety of high-speed, high-voltage applications, including SMPS (switch mode power supply) systems, television/monitor deflection circuits and lighting systems. According to preliminary published industry data, on the basis of 1996 revenues, SGS-THOMSON is among the leading suppliers of bipolar transistors, including RF power transistors (1996 total market of $2.2 billion). The Company introduced power MOSFETs in 1991 to extend the use of power transistors to new high-frequency, high-voltage applications, including automotive components, crowbar protection devices, resonant converters and power factor correction devices. According to industry data, the Company has been ranked number five worldwide in the fast growing segment of the power MOSFETs.

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

                  Memory Products Group

                  The Memory Products Group designs, develops and manufactures a broad range of semiconductor memory products. The Memory Products Group generated revenues of $736.8 million in 1996 (an increase of 12.8% over 1995 revenues), representing approximately 18% of SGS-THOMSON's 1996 revenues. Approximately 53.1% of the Group's 1996 revenues were generated in Europe, while approximately 19.5%, 14.4%, and 13.0% were generated in the Americas, the Asia Pacific region, and Japan, respectively. According to preliminary published industry data, on the basis of 1996 revenues, SGS-THOMSON was the leading producer of EPROMs (1996 total market of $1.1 billion) and the leading supplier of EEPROMs (1996 total market of $1.1 million).

                  There are two basic types of memory devices, random access memories ("RAMs") and non-volatile. RAMs are typically used in microprocessor systems to store data used in the operation of such systems, whereas Non-Volatile Memory is typically used to store program instructions that control the operation of microprocessors and electronic systems.

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

                  There are several types of non-volatile memories that offer varying degrees of functionality at varying costs. Among such non-volatile memories, read-only memories ("ROMs") are permanently programmed when they are manufactured while programmable ROMs (PROMs) can be programmed by system designers or end-users after they are manufactured. Erasable PROMs (EPROMs) may be erased and reprogrammed several times, but to do so EPROMs must be physically removed from electronic systems, exposed to ultraviolet light, reprogrammed using an external power supply and then returned to the systems. Electrically erasable PROMs (EEPROMs) can be erased byte by byte and reprogrammed "in-system" without the need for removal. Using EEPROMs, a system designer or user can program or reprogram systems at any time.

                  "Flash" memories are relatively new products that represent an intermediate solution for system designers between EPROMs and EEPROMs based on their cost and functionality. Flash memories are typically less expensive than EEPROMs, but can also be erased and rewritten. The entire contents of a flash memory or large blocks of data (not individual bytes) can be erased with a "flash" of current. Because flash memories can be erased and reprogrammed electrically and in-system, they are more flexible than EPROMs and, therefore, may replace EPROMs in many of their current applications. Flash memories may also be used for solid state mass storage of data, a potentially high volume application, and in other applications, including, in particular mobile telephone systems. Flash memories are smaller and use less power than the hard disk drives now commonly used for mass data storage, and, therefore, are considered candidates to replace disk drives, particularly in portable computers.

                  According to preliminary published industry data, the TAM for memory devices in 1996 was approximately $36.0 billion, with DRAMs, SRAMs, ROMs, EPROMs, flash and EEPROMs accounting for approximately 69.8%, 13.2%, 3.7%, 3.1%, 7.2% and 3.0% of the total, respectively.

                  The Company's Memory Products Group is organized into the following divisions: (i) EPROMs; (ii) flash memories; (iii) EEPROMs and application-specific memories; (iv) SRAMs; and (v) smartcard products.

                  EPROMs. SGS-THOMSON produces a broad range of EPROMs, from 16 Kbit to 16 Mbit. According to preliminary industry data, SGS-THOMSON consolidated its world's leading market position for EPROMS in 1996, with revenues of $335.5 million (basically unchanged over 1995 despite a sharp market decline) or approximately 30.4% of worldwide EPROM sales. The Company currently produces EPROMs using 0.5 micron CMOS technologies.

                  The EPROM market is relatively mature and it has been declining in 1996 according to preliminary industry data. Nevertheless, in 1996, the Company succeeded in maintaining its sales level and in further consolidating its market leadership because of its best in class EPROM technology. This technology has, in fact, allowed the Group to build one of the broadest product portfolios currently offered in the market, and at the same time it has enabled continuous improvement of manufacturing yields and reduction of die size, thus leading the Company to an extremely advantageous cost position. Efficient manufacturing in the Singapore and Malaysia assembly plants together with SGS-THOMSON's large sales and distribution channels around the world have allowed the full exploitation of the technological advantage.

                  Due to the volatility of EPROM supply, prices reached a top high at the beginning of 1996, and then progressively declined, because of industry oversupply, to an end of year low basically in line with the price at the beginning of 1995.

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

                  Smartcard Products. Smartcards are credit-card like devices containing integrated circuits that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay telephone systems (primarily in France and Germany), cellular telephone systems (primarily in Europe), bank cards (primarily in France) and pay television systems (primarily in the United Kingdom and France). Other potential applications include medical record applications, card-access security systems and toll-access applications. In 1996, SGS-THOMSON's cumulative shipments of integrated circuits for smartcards surpassed the one billion mark.

                  Smartcards incorporate a variety of products manufactured by the Company, including microcontrollers, EPROMs, EEPROMs and flash memory components. A key smartcard customer of the Company is Gemplus, a French company that was formed in 1988 as a spinoff from the Company. The Company retained a 32% interest in Gemplus until 1992. The Company is now developing 32 bits cryptocontrollers as well as solutions for contactless applications. In 1996, SGS-THOMSON was the first company to obtain security certification for banking and Pay-TV applications according to the ITSEC European Norms.

                  Programmable Products Group

                  The Programmable Products Group designs, develops and manufactures microcomponents (including microcontrollers, microprocessors and digital signal processors), digital semicustom devices, mixed analog and digital semicustom devices. The Group generated revenues of $720.5 million in 1996 (an increase of 34.6% over 1995), representing approximately 17% of SGS-THOMSON's 1996 revenues. Approximately 45.2% of the Group's 1996 revenues were generated in Europe, while approximately 27.7%, 24.5% and 2.6% were generated in the Americas, the Asia Pacific region and Japan, respectively.

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

                  Based on its experience with a variety of second-sourced microcontrollers, the Company has developed its complete "ST" family of proprietary microcontroller products, ranging from the 8-bit ST6, ST7, ST9 microcontrollers to the 16-bit ST10 and 32-bit ST20 devices. The ST10 and ST20 families are designed to address the full spectrum of embedded processor applications, from computer peripherals such as hard disk drives and printers to high volume consumer appliances such as digital telephone handsets and digital satellite receivers. SGS-THOMSON's microcontrollers draw on the Company's large product and technology portfolios to combine logic devices, EPROMs, EEPROMs, flash memories and various macrofunctions around a range of second-sourced and proprietary cores. The Company has also developed a line of starter kits and code generators and compilers that permit system designers to quickly and easily implement the Company's microcontrollers into their electronic systems. The Company is targeting emerging applications for microcontrollers, including televisions, monitors, cable television, satellite receivers, cellular telephones and global positioning systems.

                  Microprocessors are the central processing units of computer systems. The Company second-sources a variety of microprocessors developed by other semiconductor manufacturers. The Company is currently developing a 64-bit RISC microprocessor.

                  Digital  signal  processors  ("DSPs") are parallel  processors used for high complexity, high speed real-time computations. DSPs are used in a wide variety of applications, including answering machines, modems, digital cellular telephone systems, audio processors and data compression systems. SGS-THOMSON and its predecessors have been producing DSPs for more than ten years. The Company is producing the D950-CORE, a fixed point DSP core based upon the Company's 0.5 micron/3.3V triple-level-metal HCMOS5 technology for a wide range of applications in the computer, telecommunications and consumer markets. The Company is prototyping a 0.35 micron/2.7V five-metal layers HCMOS6 technology version of the D950-CORE. Examples of applications include mobile phones, telephone answering machines, fax machines, modems, disk drives, video conferencing systems and speech, sound, music and other multimedia functions.

                  Digital Semicustom Devices. Semicustom devices are ICs containing standardized lines or arrays of transistors that can be configured or interconnected to perform specific functions after a short design cycle time. SGS-THOMSON manufactures a wide range of digital semicustom devices, including high-speed low-voltage 0.35 micron CMOS five-metal layer standard cells.

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

                  Mixed-Signal Semicustom Devices. SGS-THOMSON and its predecessor companies have also manufactured mixed-signal BiCMOS semicustom gate arrays, standard cells and embedded arrays since 1985. Mixed-signal devices combine standard cells of digital gates and analog devices on the same semicustom IC. Such devices can be used in a wide variety of analog/digital applications, including computer peripherals, telecommunications products and industrial systems. SGS-THOMSON manufactures a wide range of mixed-signal semicustom devices, including a 0.5 micron BiCMOS library of cells.

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

                  x86 microprocessors are the central processing units of IBM-compatible personal computer systems (which accounted for more than 84% of worldwide personal computer sales in 1995). SGS-THOMSON U.S. has manufactured Cyrix-designed x86 chips since 1992 as a foundry for Cyrix. In 1996, SGS-THOMSON U.S. produced x86 chips for the original equipment manufacturer market. The Company is also focusing on designing and manufacturing "system on silicon" solutions based on the 486 CPU core, and more recently media processors based on Very Long Instruction Word ("VLIW") processors.

                  In 1996, the Company enhanced its position in the emerging market for new consumer electronics products by forming a joint development arrangement with Microsoft for DVD products, and by licensing the MPACT media processor from Chromatic Research. The Company also announced the first product on the market to employ the Macrovision 7.0 Anti-Copy System for DVD and set-top box applications. Another important product introduction for DVD applications was the Dolby AC-3 decoder. In addition, the Company helped define industry standards with the development of the Video Interface Port, which was initiated together with several competitors and will create an architecture for using video in PCs.

                  The Company expects to be able to use microprocessor technology, its broad range of other products and technologies and its strengths in developing and marketing application-specific products to produce powerful x86 core-based embedded applications and derivative products.

Sales, Marketing and Distribution

                  In 1996, the Company derived approximately 79% of its revenues from sales directly to customers through its regional sales organizations (compared to approximately 77% in 1995) and 21% of its net revenues from sales through distributors (compared to approximately 23% in 1995). SGS-THOMSON operates regional sales organizations in Europe, North

America, the Asia Pacific region and Japan. In 1996, approximately 44% of the Company's revenues originated in Europe (compared to approximately 46% in 1995), while 23% originated in the Americas (compared to approximately 24% in 1995), 27% originated in the Asia Pacific region (compared to approximately 26% in 1995) and 6% originated in Japan (compared to approximately 4% in 1995). In 1996 the Company's sales in the Asia Pacific region surpassed for the first time the $1 billion level. In 1996, two customers each accounted for slightly more than 5% of the Company's net revenues.

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

                  In the Asia Pacific region, sales and marketing is organized by country and is managed from the Company regional sales headquarters in Singapore. The Company has sales offices in Taiwan, Korea, China, Hong Kong, India, Malaysia, Thailand and Australia. The Singapore sales organization provides central marketing, customer service, technical support, shipping, laboratory and design services for the entire region. In addition, there are design centers in Taiwan, Korea, Hong Kong and India.

                  In Japan, the large majority of the Company's sales are made through distributors, as is typical for foreign suppliers to the Japanese market. Each distributor serves specific territories or customers and is responsible for maintaining the minimum inventories required by Japanese customers. The Company provides marketing and technical support services to distributors through sales offices in Tokyo and Osaka. In addition, the Company has established a design center and application laboratory in Tokyo. The design center designs custom ICs for Japanese clients, while the application laboratory allows Japanese customers to test SGS-THOMSON products in specific applications.

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

                  In 1996, the Company undertook the Gold Standard program, a long-term commitment to excellence in standard products. The program consists in manufacturing and offering standard products at the same price level as the market but with a superior level of quality, service and lead time. The related initiatives included worldwide advertising, promotional task forces in all regions, special distribution initiatives, worldwide training of salespeople and marketing personnel.

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

Research and Development

                  Management believes that research and development is critical to the Company's success and is committed to increasing research and development expenditures in the future. Despite significant cost reductions following the Company's formation in 1987, and particularly in 1990 and 1991 when the Company experienced losses, management did not reduce research and development spending. The table below sets forth information with respect to the Company's research and development spending since 1992 (not including design center, process engineering, pre-production or industrialization costs):


                                                 Year ended December 31,

                                       1992     1993     1994     1995    1996
                                       ----     ----     ----     ----    ----
                                            (in millions, except percentages)

Expenditures ....................     $260.9   $270.9   $338.3    440.3   532.3

  as a percentage of net revenues       16.6%    13.3%    12.8%    12.4%   12.9%



As a result of the history of the Company, approximately 89% of the Company's research and development expenses in 1996 were incurred in Europe, primarily in France and Italy. See "-- State Support for the Semiconductor Industry". As of December 31, 1996, approximately 2,980 employees were employed in research and development activities.

                  Central research and development units conduct research on the basic VLSI technologies, packaging technologies and design tools that are used by all product groups and the front-end manufacturing organization. SGS-THOMSON'S central research and development activities are conducted in Crolles, France; Agrate, Italy; Carrollton, Texas; Phoenix, Arizona; Berkeley, California; and Noida, India. The central research and development units participate in several strategic partnerships. The Company's manufacturing facility at Crolles, France houses a research and development center that is operated pursuant to a partnership agreement between the Company and CNET, the research laboratory of France Telecom, an indirect shareholder of the Company in 1993. This center is developing submicron process technologies. The Company has also entered into an agreement with Philips Semiconductors to jointly develop sub-micron CMOS logic processes in Crolles, France through 1997. A technical center in Noida, India, develops design software and CAD libraries and tools.

                  The Company has signed an agreement providing for a research and development cooperation with GRESSI, the research and development Groupement d'Interet Economique ("GIE") formed by the CNET, a research laboratory wholly owned by France Telecom, and the Laboratoire d'Electronique de Technologie d'Instrumentation ("LETI"), a research laboratory of CEA, the parent company of one of the indirect shareholders of the Company. The objectives of the cooperation is to develop know-how on innovative aspects of VLSI technology evolution which can be transferred to industrial applications, and to address the development of innovative process steps and process modules to be used in future generations of VLSI products. The cooperation agreement is based upon a pluriannual plan through 1998, and the Company is expected to bear half of the program's total cost. See
Item 13: "Management's Interest in Certain Transactions". The Company has developed a wide network of cooperation with several universities in the United Kingdom (Bristol and Newcastle), Italy (Bologna, Catania, Milan, Pavia and Turin), France (Grenoble, Marseille, Toulouse and Tours), in the United States (Carnegie Mellon, Stanford, Berkeley and UCLA) and Singapore for basic research projects on design and process development.

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

                  JESSI is a European cooperative project in microelectronics among several countries that covered the period 1988 through 1996 and involved more than 80 companies. ESPRIT started in 1983 and is being extended through 1998 within the fourth framework program of the European Commission on Information and Communication Technologies (ICT). In Italy, the "Programma Nazionale per la Microelettronica" has 18 participants, and various programs for intervention in the "Mezzogiorno" (southern Italy) are open to eligible companies, including non-European companies, operating in the region and regulated by specific laws. Italian programs often cover several years, but funding is typically subject to annual budget appropriation. In France, support for microelectronics is provided to over 30 companies manufacturing or using semiconductors. The amount of support under French programs is decided annually and subject to budget appropriation.

                  The Company  will also  participate  in the  Micro-Electronics
Development for European Application "MEDEA" cooperative research and development program which was launched in June 1996 by the Eureka Conference and is designed to bring together many of Europe's top researchers in a 12,000 man-year program that will cover the period 1997-2000.

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

                  As a result of the history of the Company, its research and development facilities and activities are mainly concentrated in France and Italy, and the substantial majority of the Company's state funding has been derived from programs in such countries. Umbrella agreements with the Republics of France and Italy, which set forth the parameters of state support under the national programs, ran from 1992 through 1996 and required, among other things, compliance with EC regulations and annual and project-by-project reviews and approvals. The agreements were based on the maintenance of an equilibrium in the levels of research and development and related expenditures between the two countries.

                  Public authority funding for research and development are reported in "Other Income and Expenses" in the Company's consolidated statements of income. See Note 19 to the Consolidated Financial Statements. Such funding has totalled $80.1 million, $89.6 million and $63.8 million in the years 1994, 1995 and 1996, respectively. Public funding for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) is offset against expenses in computing cost of sales, and has the effect of increasing the Company's gross profit. Such funding of industrialization costs has totalled $19.3 million, $11.8 million and $4.6 million in 1994, 1995 and 1996, respectively. See Note 19 to the Consolidated Financial Statements. Government support for capital expenditures funding has totalled $40.4 million, $64.5 million and $93.3 million in the years 1994, 1995 and 1996, respectively. Such funding has been used to support the Company's capital investment; while receipt of these funds is not directly reflected in the Company's results of operations, the resulting lower amounts recorded in property, plant and equipment reduce the level of depreciation recognized by the Company.

                  Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic's Fund for Applied Research, established in 1968 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 1994, 1995 and 1996, the Company had $133.2 million, $115.4 million and $176.3 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 2.9%, 2.64% and 4.0%, respectively.

                   Funding for programs in France and Italy is subject to compliance with EU and national regulations as well as to annual appropriation; if such governments were unable to provide anticipated funding on a timely basis or if existing government-funded programs were curtailed or discontinued or if the programs were deemed not to comply with applicable regulations, such an occurrence could have a material adverse effect on the Company's business, operating results and financial condition. From time to time the Company has experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside the Company's control, there can be no assurance that the Company will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to the Company as those previously provided.

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

Intellectual Property

                  Intellectual property rights which apply to various Company products include patents, copyrights, trade secrets, trademarks and maskwork rights. SGS-THOMSON owns more than 1,600 original invention patents or pending patent applications, most of which have been registered in several countries around the world. In 1996, the Company filed 493 original patent applications around the world. Management believes that its intellectual property represents valuable property and intends to protect the Company's investment in technology by enforcing all of its intellectual property rights.

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

                  In January 1994, SGS-THOMSON U.S. and Cyrix entered into a non-exclusive production and license agreement (the "Cyrix License Agreement") pursuant to which SGS-THOMSON U.S. agreed to produce Cyrix-designed x86 chips to sell to Cyrix for resale as Cyrix-branded products. In addition, Cyrix granted SGS-THOMSON U.S. a license to sell (as SGS-THOMSON products) a proportion of the chips that it makes available to Cyrix and to use Cyrix architecture to produce application-specific ICs. The Cyrix License Agreement extends to future generations of x86 products. Cyrix and SGS-THOMSON U.S. signed an amendment to the Cyrix License Agreement in July 1995 that allows SGS-THOMSON U.S. to manufacture and sell to third parties additional quantities of Cyrix products at least through 1997. SGS-THOMSON U.S. may continue to manufacture and sell application-specific ICs using Cyrix architecture after termination of the agreement. In April 1994, Cyrix entered into x86 production and license agreements with IBM.

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

                  The Company's backlog has decreased during 1996 following the tough semiconductor market conditions. On January 22, 1997, the Company announced that with lead times shrinking throughout the industry during 1996, the Company entered 1997 with less order visibility than it has historically enjoyed and on June 6, 1997, the Company announced that the third quarter order backlog as of May 31, 1997 was substantially above second quarter levels and reflected a significant increase in order visibility over the first and second quarters of 1997.

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

                  In recent years the Company has introduced, among other new products, dedicated products for several applications, including, in particular, telecommunications, computer peripheral, and automotive applications, power MOSFETS for high-frequency and high-voltage applications, Omnifets (power MOSFETS with fully integrated protection devices). The Company has also introduced a digital signal processing core for 0.5 micron ASICs (DSP 950), the ST20 family of compatible 0.5 micron 32-bit microprocessor cores and a multimedia accelerator (Riva 128) as well as the STi 3540 DVD MPEG2 decoder. The Company also continually strives to improve the operating performance and design features of many of its products.

                  According to preliminary industry data, SGS-THOMSON consolidated its leading world market position for EPROMs in 1996 with revenues of $335.5 million, basically unchanged over 1995 despite a sharp market decline. According to preliminary industry data, the Company was the world's leading supplier of EEPROMs in 1996. Flash memory products may replace EPROMs in many applications in the second half of the 1990s. The Company currently supplies flash memory products up to 4 Mbit, and is currently developing families of 8 and 16 Mbit flash memories. The Company is also developing a new generation of digital video decompression chips, a 64-bit RISC microprocessor and 0.35 micron BiCMOS mixed-signal standard cells. There can be no assurance, however, that the Company's flash memories or other new products, including its x86 microprocessors, will be successfully developed or produced or that they will achieve market acceptance or contribute significantly to the Company's revenues. The market for the Company's new x86 microprocessors is dominated by Intel Corporation.

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

Employees

                  As of December 31, 1996, the Company employed approximately 25,893 people, of whom approximately 5,358 were employed in France, 5,514 were employed in Italy, 588 were employed in the rest of Europe, 2,555 were employed in the United States, 4,308 were employed in Malta and Morocco and 7,570 were employed in Singapore, Malaysia and Japan. As of December 31, 1996, approximately 2,980 employees were engaged in research and development, 1,296 in marketing and sales, 17,672 in manufacturing, 1,629 in administration and general services and 2,343 in divisional functions.

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

Environmental Matters

                  The Company's manufacturing operations use many chemicals and gases and the Company is subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Consistent with the Company's TQM principles, the Company has established proactive environmental policies with respect to the handling of such chemicals and gases and emissions and waste disposals from its manufacturing operations. The Company has engaged outside consultants to audit its environmental activities and has created environmental management teams, information systems, education and training programs, and environmental assessment procedures for new processes and suppliers. By the end of 1996, ten of the Company's plants were certified for the Eco-Management and Audit Scheme ("EMAS") and five sites have also obtained ISO 14001 certification.

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

                         Item 2: Description of Property


                  SGS-THOMSON currently operates 17 main manufacturing facilities around the world. The table below sets forth certain information with respect to SGS-THOMSON's current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants and back-end facilities are assembly, packaging and final testing plants.

          Location                            Products                                  Technologies
          --------                            --------                                  ------------
Front-end Facilities:
Crolles, France                   Semicustom devices and dedicated                 8-inch 0.7/0.35 micron CMOS and
                                  products                                         1.0/0.35 micron BiCMOS; R&D on
                                                                                   submicron technologies in
                                                                                   conjunction with CNET and Philips
                                                                                   Semiconductors
Phoenix, Arizona                  x86 microprocessors, EPROMs and                  8-inch 0.5/0.35 micron CMOS
                                  other VLSI products

Agrate, Italy                     EPROMSs, EEPROMs, semicustom             Fab 1 - 6-inch 0.8/0.6 micron CMOS
                                  devices, microcontrollers, flash         Fab 2 - 6-inch 2.0/1.2 micron BiCMOS and
                                  memories and dedicated products                  BCD
                                                                           Fab 3 - 6-inch 0.65/0.35 micron CMOS pilot
                                                                                   line being converted to 8-inch

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

Rennes, France                    Dedicated and power products                     5-inch 2 micron BiCMOS, BCD and
                                                                                   bipolar
Grenoble, France(1)               Dedicated products, semicustom                   4-inch 2.0/1.2 micron BiCMOS
                                  devices, smartcard products

Castelletto, Italy                Smart power BCD                                  6-inch 4.0/1.2 micron bipolar and
                                                                                   mixed BCD pilot line (converted
                                                                                   from 5-inch in 1996)

Tours, France                     Thyristors, diodes and application-      Fab 1 - 5-inch discrete (converted from 4-
                                  specific discretes                               inch in 1996)
                                                                           Fab 2 - 5-inch discrete (converted from 4-
                                                                                   inch in 1996)

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

Rancho Bernardo, California(2)    CMOS/BiCMOS telecommunications                   4-inch 3 micron CMOS/BiCMOS
                                  ICs                                              (new 6-inch module in progress)
Back-end Facilities:
Muar, Malaysia                    Broad range
Kirkop, Malta                     Broad range
Toa Payoh, Singapore              Broad range
Ain Sebaa, Morocco                Discrete semiconductors
Bouskoura, Morocco                Subsystems
Shenzen, China                    Discrete semiconductors


(1) The closure of the  Grenoble  front-end  facility is now  scheduled  to take place during 1997.
(2) This facility was acquired by the Company from Northern Telecom on January 1, 1994 in connection with entering into a strategic alliance with Northern Telecom.

                  In 1996, approximately 61% of the value of SGS-THOMSON manufactured devices were produced in Europe, 21% in the Asia Pacific region, and 18% in the United States. The major hubs for European manufacturing and product design and development are located in Agrate, Italy and Crolles, France. In the United States, the Company's main manufacturing facility are located in Carrollton, Texas and Phoenix, Arizona. In the Asia Pacific region, the Company operates a front-end wafer fab in Singapore and back-end facilities in Singapore and Muar, Malaysia.

                  In 1996, SGS-THOMSON has expanded its diversified manufacturing infrastructure while improving the cost, quality and flexibility of its operations. SGS-THOMSON has applied 1996 investments in its manufacturing facilities to bring to full capacity the 8-inch front-end manufacturing facility in Crolles, France, to continue the ramp up of the new 8-inch front-end manufacturing facility in Phoenix, Arizona, to complete the building of and to begin equipping the third 8-inch front-end manufacturing facility in Catania, Italy, and to complete a new back-end facility and design center in Shenzhen, China, through its joint venture created in 1996 with a subsidiary of the Shenzhen Electronics Group. During 1996, the Company has also completed conversion from 4-inch to 5-inch of the two front-end wafer fabrication plants in Tours, France, from 5-inch to 6-inch of the front-end wafer fabrication facility in Rousset, France, and has installed a new 6-inch module in the Rancho Bernardo, California front-end wafer fabrication facility. In addition, the Company has started construction of a new 8-inch front-end wafer fabrication facility in Rousset, France, has initiated the 6-inch to 8-inch conversion of one of its Agrate, Italy front-end wafer fabrication plants, and has started planning the construction of a new 8-inch front-end wafer fabrication facility in Singapore, announced during 1996. Finally, the Company has also identified one more 8-inch front-end wafer fabrication plant to be built in Italy. In 1996, approximately 93% of the ICs wafers manufactured by SGS-THOMSON were manufactured on 5-inch or larger wafers.

                  In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG") that built and equipped a back-end manufacturing facility and design center in the Futian free-trade zone of Shenzhen in southern China. SGS-THOMSON owns a 60% interest in the joint venture, with a subsidiary of SEG owing the remaining 40%. Construction of the plant and equipment installation has been completed in 1996 as scheduled and production started at the end of 1996. The Company and SEG plan to invest initially approximately $77 million in the joint venture. SEG is a diversified export-oriented electronics company controlled by the Shenzhen Municipal Government that manufactures communications equipment, computers and electronic products and components and engages in import-export trading, financial investment management and real estate.

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

                  The Company undertook in 1996 certain initiatives to expand its manufacturing resources in order to help relieve capacity constraints with regard to certain advanced products. In particular the manufacturing plan in Phoenix, Arizona, was qualified to produce a broader and more flexible range of products. SGS-THOMSON has applied 1994, 1995 and 1996 investments to build and equip two 8-inch front-end manufacturing facilities in Crolles, France and Phoenix, Arizona currently in operation, and has applied 1995 and 1996 investments to build and equip an additional 8-inch front-end manufacturing facility in Catania, Italy, now qualified, and to build a new back-end facility and design center in Shenzhen, China through its joint venture created in 1994 with a subsidiary of the Shenzhen Electronics Group. The Company also converted 4-inch and 5-inch wafer fabs to 5-inch and 6-inch production and is starting the conversion and expansion from 6-inch to 8-inch production of a front-end fabrication facility in Agrate, Italy. In addition, the Company has identified two other 8-inch front-end wafer fabrication facilities, one of which will be in Singapore, with the other one in Italy now under consideration. In 1995, the Company approved the building and equipping of a new 8-inch 0.5 micron front-end wafer fabrication plant (which will also be capable of 0.35 and 0.25 micron production) in Rousset, France which is now under construction. As is common in the semiconductor industry, the Company has from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, has suffered delays in product deliveries or reduced yields. There can be no assurance that the Company will not experience manufacturing problems in achieving acceptable yields and/or product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, ramping up production at new facilities, upgrading or expanding existing facilities or changing its process technologies, any of which could result in a loss of future revenues. The Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately.

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

                  The Company is currently involved in certain legal proceedings; however, the Company does not believe that the ultimate resolution of pending legal proceedings will have a material adverse effect on its financial condition.

                  In May 1995, an investigation was ordered by the prosecutor of the court of Catania, Italy of the research and development consortium CORIMME. SGS-THOMSON Microelectronics s.r.l. holds a 662/3% voting interest in the consortium with the University of Catania holding the remaining 331/3% voting interest. A notice (Informazione di Garanzia) of the commencement of a criminal investigation was served on the President of CORIMME and to the Board of Directors and Statutory Auditors of CORIMME. Under Italian law, criminal liability cannot be attributed to a company and therefore notices relating to investigation of acts or events generally attributable to a company are sent to the legal representative of such company (i.e. the president or the statutory bodies). Investigations are still on going with regard to the dispute concerning value-added-tax ("VAT") between CORIMME and the Italian tax authority, and with regard to alleged misuse of public funds by SGS-THOMSON Microelectronics s.r.l. In order to become eligible for government research and development funding, the CORIMME consortium was required to submit detailed plans specifying the objectives of a program and the manner in which the funding would be used. The Company's management believes that the inquiry to date has focused on whether part of the funds and other resources designated for research were used for production or otherwise in violation of applicable requirements and on the proper use of, and allocation of expenses (such as rent and utilities) for, resources and the allocation of revenues between CORIMME and the Company. In another matter concerning a dispute on VAT deductions, CORIMME was granted a favorable ruling by the Commissione Tributaria di Primo Grado in Catania which has been confirmed by The Commissione Tributaria di Secundo Grado in Catania. The Company's management believes that CORIMME's contractual and other requirements have been honored in all material respects. The Company's management further believes that the management of CORIMME programs has been in all material respects in accordance with those plans and with applicable financial procedures provided by the Italian government. It is cooperating in full with the authorities in the conduct of the inquiry. Due to the preliminary nature of the inquiry it is impossible to determine the ultimate scope or outcome of the inquiry. Although the investigation is at a preliminary stage, management believes based on information available to the Company to date and based on the advice of legal counsel that the outcome of the investigation will not have a material effect on the financial condition or results of operations of the Company.


                          Item 4: Control of Registrant

Principal Shareholders

         In October, 1995, the Company completed a second public offering of the Common Shares. In the Offering, the Company sold 8,960,000 shares and the selling shareholders sold 11,740,000 shares at a price to public of $43.5 a share. The following table sets forth certain information with respect to the ownership of the Company's Common Shares, as of May 30, 1997.


                                                 Common Shares Owned
                                                 -------------------

                                             Number of
Shareholders                               Common Shares                %
------------                               -------------                -

SGS-THOMSON Microelectronics
    Holding II B.V..................         95,863,880               68.9



         The  officers  and   directors  of  the  Company  as  a  group  own  an
insignificant number of Common Shares.

                  The  chart  below   illustrates   the   current   shareholding
structure:



THIS INFORMATION WAS REPRESENTED BY AN ORGANIZATIONAL CHART
IN THE ORIGINAL DOCUMENT.
Description of Shareholding Structure:

         SGS-THOMSON   Microelectronics  N.V.  is  owned  68.9%  by  SGS-THOMSON
Microelectronics Holding II B.V. a wholly-owned subsidiary of SGS-THOMSON Microelectronics Holding N.V. SGS-THOMSON Microelectronics Holding N.V. is 50% owned by a consortium of French shareholders and 50% owned by a consortium of Italian shareholders. The French shareholder, FT2CI, is owned 49.9% and 50.1% by Thomson-CSF and FT1CI, respectively. Thomson-CSF is owned 58.0% by Thomson S.A. FT1CI is owned 51.0% and 49.0% by CEA-Industrie and France Telecom, respectively. The Italian shareholder, MEI, is owned 50.1% and 49.9% by I.R.I. and Comitato SIR, respectively.

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

                  In particular, the agreement between the shareholders of FT2CI (FT1CI and Thomson-CSF) provides that, subject to the fulfillment of their duties as Supervisory Board members in accordance with Dutch law, representatives of FT2CI on the Supervisory Board of SGS-THOMSON Holding and the Company can only take positions on specified matters at meetings of such Supervisory Boards if such positions are approved in advance by a majority (or in certain circumstances three-quarters) of the Board of Directors of FT2CI (which consists of nine members, six of whom are chosen by FT1CI and three of whom are chosen by Thomson-CSF). Such matters requiring majority approval include: (i) adoption and changes to long-term business plans of SGS-THOMSON Holding and the Company, (ii) approval of annual budgets prior to their adoption by the Supervisory Board of the Company, (iii) approval of the annual financial statements of SGS-THOMSON Holding and the Company, (iv) modification of the articles of association or capital increases of any of the Company's subsidiaries, (v) dissolution or sale of all or a substantial part of the assets of any of the Company's subsidiaries, (vi) any equity investment by SGS-THOMSON Holding, the Company or any of its subsidiaries in another company or group,
(vii) any agreement between SGS-THOMSON Holding and/or the Company and any shareholder of FT1CI or FT2CI outside the ordinary course of business, (viii) any technology transfer agreement allowing the Company to create new families of technology or allowing competitors access to major technologies of the Company, and (ix) any major modification to the geographic distribution of industrial sites of the Company in Europe or the United States. Such matters requiring three-quarters' approval include: (i) any modification of the amount or breakdown of the capital of SGS-THOMSON Holding or the Company not constituting a strategic alliance or any issuance or repurchase by SGS-THOMSON Holding or the Company of their shares or any modification of the rights attached thereto, (ii) any issue by SGS-THOMSON Holding or the Company of shares giving rights to a minimum number of shares of capital stock, with the effect of or leading to a change in the ownership of share capital of SGS-THOMSON Holding or the Company,
(iii) any distribution of profits of SGS-

THOMSON Holding and/or the Company, (iv) any liquidation or dissolution of SGS-THOMSON Holding or the Company, or any sale of all or a substantial part of the assets of either company, (v) any modification of the articles of association of SGS-THOMSON Holding or the Company, and (vi) any sale of assets or business likely to have a significant negative impact on the shareholders' equity of the Company. In addition, any modification of the Holding Shareholders Agreement requires the approval of three-quarters of the members of FT2CI's Board of Directors. The FT2CI shareholders agreement provides that the three representatives of the French Owner on the Supervisory Boards of SGS-THOMSON Holding and the Company shall be members of the FT2CI Board of Directors and will consist of two members chosen by FT1CI and one member chosen by Thomson-CSF. The FT2CI shareholders agreement also requires the consent of
Thomson-CSF for the transfer of any shares in FT1CI. Under certain circumstances, FT1CI is required to acquire Thomson-CSF's interest in FT2CI, including if (i) CEA-Industrie and France Telecom no longer hold a majority of FT1CI's capital, (ii) FT1CI no longer holds a majority of FT2CI's capital, (iii) FT2CI and the Italian shareholders together no longer hold a majority of SGS-THOMSON Holding's capital, (iv) SGS-THOMSON Holding no longer holds a majority of the Company's share capital or (v) FT2CI obtains more than a 50% interest in SGS-THOMSON Holding. Under the FT2CI shareholders agreement, Thomson-CSF has agreed not to compete with the Company in the area of non-military semiconductor products until February 15, 1998. The FT2CI shareholders agreement terminates in 30 years or in the event one of the parties ceases to hold shares in FT2CI.

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

                  As is the case with other companies controlled by the French Government, the French Government has appointed for each of FT1CI and FT2CI a Commissaire du Gouvernement and a Controleur d'Etat. Pursuant to decree No. 94-214, dated March 10, 1994, these Government representatives have the right
(i) to attend any board meeting of FT1CI and FT2CI, and (ii) to veto any board resolution or any decision of the president of FT1CI and FT2CI within 10 days of such board meeting (or, if they have not attended the meeting, within 10 days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of Industry. FT1CI and FT2CI are subject to certain points of the arrete of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI and FT2CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization.

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


                              New York Stock Exchange         Bourse de Paris
                              Price per Common Share      Price per Common Share
                              ----------------------      ----------------------

Calendar Period                  High         Low           High          Low
---------------                  ----         ---           ----          ---

1995
   First quarter...........    $32 1/2      $22 1/2       FRF160.0      FRF119.0
   Second quarter..........    $41 7/8      $29 3/4       FRF205.5      FRF142.0
   Third quarter...........    $57 1/2      $40 3/8       FRF288.0      FRF197.0
   Fourth quarter..........      $49        $40 3/8       FRF244.0      FRF201.0

1996
   First quarter...........    $41 1/3      $29 1/2       FRF211.9      FRF141.0
   Second quarter..........    $47 1/2      $34 2/3       FRF246.5      FRF175.5
   Third quarter...........    $49 4/5      $29 3/4       FRF258.0      FRF150.0
   Fourth quarter..........    $70 5/8      $44 1/3       FRF397.0      FRF228.0



                  At December 31, 1996, there were 138,985,580 Common Shares issued and outstanding, of which 23,608,380 or 16.99% were registered in the Common Share registry maintained on the Company's behalf in New York.

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


                  Item 8: Selected Consolidated Financial Data

                  Reference is made to the information appearing under the caption "Selected Consolidated Financial Data" on page 29 of the Registrant's 1996 Annual Report to Shareholders, which information is hereby incorporated by reference.


       Item 9: Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

                  Reference is made to the information appearing under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 30 through 40 of the Registrant's 1996 Annual Report to Shareholders, which information is hereby incorporated by reference.


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

                  The shareholders agreement between the consortium of French shareholders and the consortium of Italian shareholders, as shareholders of SGS-THOMSON Holding, also includes certain provisions requiring the approval of the Supervisory Board of SGS-THOMSON Holding for certain actions by SGS-THOMSON Holding, the Company and its subsidiaries. In addition, pursuant to certain other shareholders agreements among the consortium of French shareholders and a decree issued by certain Ministries of The Republic of France, the approval by members of the Supervisory Board appointed by the French shareholders of certain actions to be taken by the Company or its subsidiaries requires the approval of the Board of Directors of certain companies in the consortium of French shareholders and is subject to a veto by certain Ministries of The Republic of France. See Item 1: "Description of Business -- Competition" and Item 4: "Control of Registrant --Shareholder Agreements". These requirements for the prior approval of various actions to be taken by the Company and its subsidiaries may give rise to a conflict of interest between the interests of the Company and the individual shareholders approving such actions, and may result in a delay in the ability of the Management Board to respond as quickly as may be necessary in the rapidly changing environment of the semiconductor industry. Such approval process is subject to the provisions of Dutch law requiring members of the Supervisory Board to act independently in the supervision of the management of the Company.

                  As of the date of this report, the members of the Supervisory Board were:

      Name                     Position            Year Appointed       Age
      ----                     --------            --------------       ---

     Bruno Steve               Chairman                 1989            55
     Jean-Pierre Noblanc       Vice Chairman            1994            58
     Remy Dullieux             Member                   1993            46
     Riccardo Gallo            Member                   1997            53
     Alessandro Ovi            Member                   1994            53
     Henri Starck              Member                   1987            68
     Robert M. White           Member                   1996            58

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

                  Jean-Pierre Noblanc has been a member of the Supervisory Board since 1994 and its Chairman until June 1996. Mr. Noblanc is presently General Manager of the Components Sector of CEA Industrie. Prior to joining CEA Industrie, Mr. Noblanc served at CNET, the Research Center of France Telecom, as Director of the Applied Research Center of Bagneux and of the Microelectronics Center of Grenoble, successively. Mr. Noblanc holds a degree in engineering from the Ecole Superieure d'Electricite and a doctoral degree in the Physical Sciences from the University of Paris. Mr. Noblanc is an Associate Member of the Committee on Applications of the French Academy of Sciences and a director of Thomson S.A. Mr. Noblanc also serves on the board of Pixtech Inc. and Picogiga S.A.

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

                  Riccardo Gallo was appointed to the Supervisory Board in 1997. He is Associate Professor of Industrial Economics at the Engineering Faculty of "La Sapienza" University in Rome. He is also a member of Comitato Sir. From 1982 to 1991 he served as General Director at the Italian Ministry of National Budget. At the beginning of the 1990s he served as Vice Chairman of I.R.I. In 1994, he was appointed by the Italian Minister of Industry as Extraordinary Commissioner of Fidia, a research-oriented pharmaceutical company.

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

                  Robert M. White was appointed to the Supervisory Board in June 1996. Mr. White is currently a Professor and Department Head at Carnegie Mellon University and serves as a member of several academic and corporate boards, including those of Ontrack Computer Systems, Inc., Zilog, Inc., Foundation for the National Medals of Science and Technology, Industrial Advisory Board, Lawrence Livermore National Laboratory and NEA Academic. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States Government. Prior to 1990, Mr. White served in several key executive positions at Xerox Corporation, Control Data Corporation and MCC. He received a doctoral degree in Physics from Stanford University and graduated with a degree in Science from the Massachusetts Institute of Technology. Mr. White has published four books, three of which have been translated into foreign languages, and over one hundred articles in the field of Physics.

Management Board

                  The  management of the Company is entrusted to the  Management
Board under the supervision of the Supervisory Board. Under the Articles of Association, the Management Board shall obtain prior approval (x) from the Supervisory Board for (i) all proposals to be submitted to a vote at the general meeting of shareholders, (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement, (iii) all pluriannual plans of the Company and the budget for the first coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel, and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board and (y) from the general meeting of shareholders for decisions relating to (i) the sale of all or of an important part of the Company's assets or concerns, and (ii) all mergers, acquisitions or joint ventures which the Company wishes to enter into. In addition, under the Articles of Association, the Supervisory Board may specify by resolution certain actions by the Management Board that require its prior approval. Following the adoption of such a resolution, the actions by the Management Board with respect to the Company and all direct or indirect subsidiaries of the Company requiring such prior approval include the following:
(i) modification of its Articles of Association; (ii) change in its authorized share capital, issue, acquisition or disposal of its own shares, change in any shareholder rights or issue of any instruments granting an interest in its capital or profits; (iii) liquidation or disposal of all or a substantial and material part of its assets or any shares it holds in any of its subsidiaries;
(iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company; (v) approval of such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; (vi) entering into any agreement with any of the direct or indirect French or Italian Owners outside the normal course of business; (vii) submission of documents reporting on (a) approved policy, expected progress and results and
(b) strategic long-term business plans and consolidated annual budgets or any modifications to such; (viii) preparation of long-term business plans and annual budgets; (ix) adoption and implementation of such long-term business plans and annual budgets; (x) approval of all operations outside the normal course of business, including operations already provided for in the annual budget; and
(xi) approval of the quarterly, semi-annual and annual consolidated financial statements prepared in accordance with internationally accepted accounting principles. Such resolution also requires that the Management Board obtain prior approval from the Supervisory Board for (i) the appointment of the members of the statutory management, administration and control bodies of SGS-THOMSON Microelectronics S.A. and SGS-THOMSON Microelectronics s.r.l.; and (ii) the nomination of the statutory management, administration and control bodies of the Company and each of the Company's other direct and indirect subsidiaries followed by confirmation to the Supervisory Board of such nominees'
appointments. The general meeting of shareholders may also specify certain actions of the Management Board that require shareholder approval. The shareholders have resolved that the Management Board must obtain shareholder approval prior to: (i) the sale of all or of an important part of the Company's assets and concerns and (ii) all mergers, acquisitions or joint ventures which the Company wishes to enter into. See "Item 1: Description of Business -- Competition" and "Item 13: Interest of Management in Certain Transactions".

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

   The executive officers of the Company are (as of the date of this report):

                                                                           Years in
                                                           Years with    Semiconductor
         Name                      Position              the Company(1)    Industry      Age
         ----                      --------              --------------    --------      ---

Pasquale Pistorio        President and Chief Executive         17             33         61
                           Officer
Laurent Bosson           Corporate Vice President,             14             14         54
                           Front-end Manufacturing
                           and Americas Region
Carlo Bozotti            Corporate Vice President,             20             20         44
                           European and
                           Headquarters Region
Salvatore Castorina      Corporate Vice President,             15             31         61
                           Discrete and Standard
                           ICs Group
Murray Duffin            Corporate Vice President,             10             37         63
                           Total Quality Management
Alain Dutheil            Corporate Vice President,             14             27         52
                           Strategic Planning and
                           Human Resources
Ennio Filauro            Corporate Vice President,             28             37         64
                           Memory Products Group
Philippe Geyres          Corporate Vice President,             13             21         44
                           Programmable Products Group
Maurizio Ghirga          Corporate Vice President, Chief       14             14         59
                           Financial Officer
Jean-Claude Marquet      Corporate Vice President              11             30         55
                           Asia Pacific Region
Pier Angelo Martinotti   Corporate Vice President, New         16             29         56
                           Ventures Group
Joel Monnier             Corporate Vice President, Central     14             23         52
                           Research and Development
Piero Mosconi            Corporate Vice President,             33             33         57
                           Treasurer
Aldo Romano              Corporate Vice President,             31             31         56
                           Dedicated Products Group
Giordano Seragnoli       Corporate Vice President,             32             34         60
                           Back-end Manufacturing
                           and Subsystems
Keizo Shibata            Corporate Vice President,              5             32         60
                           Japan Region

------------------
(1)     Including years with Thomson Semiconducteurs or SGS Microelettronica.

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

                  Laurent Bosson has served as Corporate Vice President, Central Manufacturing and VLSI Fads since 1989 and in 1992 he was given additional responsibility as President and Chief Executive Officer of the Company's operations in the Americas. Mr. Bosson received a Masters degree in Chemistry from the University of Dijon in 1969. He joined Thomson-

CSF in 1964 and has held several positions in engineering and manufacturing. In 1982, Mr. Bosson was appointed General Manager of the Tours and Alencon facilities of Thomson Semiconducteurs. In 1985, he joined the French subsidiary of SGS Microelettronica as General Manager of the Rennes, France manufacturing facility.

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

                 Item 11: Compensation of Directors and Officers

                  The aggregate cash compensation offered for 1996 to the members of the Supervisory Board by the Company was approximately $462,000. The amount of cash compensation for 1996 to the executive officers of the Company and members of the Management Board as a group by the Company and its subsidiaries was approximately $7 million.

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

                  The executive officers and members of the Management Board were also covered in 1996 under certain group life and medical insurance programs provided by the Company. The aggregate additional amount set aside by the Company in 1996 to provide pension, retirement or similar benefits for executive officers and members of the Management Board of the Company as a group was approximately $2.8 million.


     Item 12: Option to Purchase Securities from Registrant or Subsidiaries

                  As of June 24, 1997, options to purchase up to an aggregate of 171,790 Common Shares were outstanding under the Company's first stock option plan (the "1989 Stock Option Plan"). Such options are fully vested and are exercisable at the original issue price, as adjusted to reflect the 40:1 stock split effected in connection with the Initial Public Offering, of NLG 25 per share ($14.51 based on the noon buying rate in New York City for cable transfers in Dutch guilders as certified for customs purposes by the Federal Reserve Bank of New York of US$1=NLG 1.7225 on May 22, 1996 (the "Noon Buying Rate")) or at the price of NLG 17.50 per share ($10.15 based on the Noon Buying Rate). Of such outstanding options, 49,000 are held by executive officers of the Company as a group and all outstanding options expire on December 18, 1999.

                  On October 20, 1995, the Shareholders of the Company approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a new stock option plan which provides for the granting to managers and professionals of the Company of options to purchase up to a maximum of 5.5 million Common Shares (the "1995 Stock Option Plan"). The Company has granted 1,200,000 options pursuant to the 1995 Stock Option Plan to purchase up to 1,200,000 Common Shares at a price per Common Share of $36.25 and of which, as of May 1, 1997, 1,174,200 options were still exercisable. Such options are exercisable for a period of eight years following the date of grant.

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

                  Sales to shareholders of the Company and their affiliates totalled $232.1 million in 1996. At December 31, 1996 there was no outstanding indebtedness guaranteed by indirect shareholders, other than debt guaranteed by SGS-THOMSON Microelectronics Holding N.V. See Note 26 to the Consolidated Financial Statements.

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

                                    PART III


                    Item 15: Defaults upon Senior Securities

None.


             Item 16: Changes in Securities and Changes in Security
                           for Registered Securities

None.


                                     PART IV


                          Item 17: Financial Statements

Not applicable.


                          Item 18: Financial Statements

                  Consolidated financial statements of SGS-THOMSON Microelectronics N.V. for each of the three years in the period ended December 31, 1996 are incorporated by reference from the Registrant's 1996 Annual Report to Shareholders, on pages 41 through 58.

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

                          INDEX TO FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE
                                  (Item 19(a))




                                                             Reference Page
                                                             --------------

                                                                    1996 Annual
                                                                     Report to
                                                         Form 20-F  Shareholders
                                                         ---------  ------------

SGS-THOMSON Microelectronics N.V. and Subsidiaries

   Report of Independent Accountants for the Year ended
     December 31, 1996...................................                59

   Consolidated Statements of Income for the Years Ended
     December 31, 1996, 1995 and 1994....................                41

   Consolidated Balance Sheet as of December 31, 1996 and
     1995................................................                42

   Consolidated Statements of Cash Flows for the Years
     Ended December 31, 1996, 1995 and 1994..............                43

   Consolidated Statement of Shareholders' Equity for the
     Years Ended December 31, 1996, 1995 and 1994........                44

   Notes to Consolidated Financial Statements............                45

   Independent Public Accountant's Report for the Years
     ended December 31, 1995 and 1994....................   71

   Schedule - Valuation and Qualifying Accounts for
     the Years Ended December 31, 1996, 1995 and 1994....   72

   Independent Public Accountant's Report on Schedule....   73

                                AUDITOR'S REPORT

To the Supervisory  Board and the  Shareholders of SGS-THOMSON  Microelectronics
N.V.:

We have audited the accompanying consolidated balance sheets of SGS-THOMSON Microelectronics N.V. (a Dutch corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SGS-THOMSON Microelectronics N.V. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles, as applied in the United States of America.



Arthur Andersen & Co.
Amsterdam, The Netherlands
January 26th, 1996

                                                                        Schedule



                        SGS-THOMSON MICROELECTRONICS N.V.
                        VALUATION AND QUALIFYING ACCOUNTS
                     (Currency - Thousands of U.S. dollars)


                                                                Charged
                                   Balance at                   to costs                  Balance at
                                   beginning     Translation      and                       end of
                                   of period     adjustment     expenses    Deductions      period
                                   ---------     ----------     --------    ----------      ------

Valuation and qualifying accounts
deducted from the related asset
accounts


1996
    Inventories...................    36,500         ----       45,176      (36,500)        45,176
    Accounts Receivable...........    17,881        (514)        1,114         (329)        18,152


1995
    Inventories...................    29,982         ----       36,500      (29,982)        36,500
    Accounts receivable...........    14,018          691        3,467         (295)        17,881


1994
    Inventories...................    28,121         ----       29,982      (28,121)        29,982
    Accounts receivable...........    12,181          893        3,198       (2,254)        14,018

To the Supervisory  Board and the  Shareholders of SGS-THOMSON  Microelectronics
N.V.:


We have audited the financial statements of SGS-THOMSON Microelectronics N.V. and subsidiaries as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 and have issued our report thereon dated January 26, 1996. We have also audited the schedule included in this Annual Report on Form 20-F as listed in item 19.

This schedule is the responsibility of the Company's management and is presented for purpose of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic financial statements.

In our opinion, the schedule referred to above fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.




Arthur Andersen & Co
Amsterdam, the Netherlands
June 26, 1996

                                    Glossary



ASIC..............     application-specific integrated circuit

ASSP..............     application-specific standard product

BCD...............     bipolar, CMOS and DMOS process technology

BiCMOS............     bipolar and CMOS process technology

CAD...............     computer aided design

CIM...............     computer integrated manufacturing

CMOS..............     complementary metal oxide silicon

DMOS..............     diffused metal oxide silicon

DRAMS.............     dynamic random access memory

DSP...............     digital signal processor

DVD...............     digital video disk

EEPROM............     electrically erasable programmable read-only memory

EPROM.............     erasable programmable read-only memory

HCMOS.............     high-speed complementary metal-oxide-silicon

IC................     integrated circuit

IGBT..............     insulated gate bipolar transistors

ISDN..............     integrated services digital network

Kbit..............     kilobit

Mbit..............     megabit

MOS...............     metal oxide silicon process technology

MOSFET............     metal oxide silicon field effect transistor

MPEG..............     motion picture experts group

PROM..............     programmable read-only memory

RAM...............     random access memory

RF................     radio frequency

RISC..............     reduced instruction set computing

ROM...............     read-only memory

SAM...............     serviceable available market

SLIC..............     subscriber line interface card

SMPS..............     switch mode power supply

SPC...............     statistical process control

SRAM..............     static random access memory

TAM...............     total available market

VLSI..............     very large scale integration

                                    SIGNATURE



Pursuant to the Requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      SGS-THOMSON Microelectronics N.V.



Date:  June 27, 1997                By:  /s/ Pasquale Pistorio
                                         ---------------------------------------
                                    Name:  Pasquale Pistorio
                                    Title: President and Chief Executive Officer

                                INDEX TO EXHIBITS
                                  (Item 19(b))




      Exhibit
      Number           Description
      ------           -----------

        13             SGS-THOMSON Microelectronics N.V. 1996 Annual Report to
                       Shareholders

        23             Consents of Independent Accountants