Form 20-F
period 1997-12-31
STMICROELECTRONICS NV
filed 1998-06-29
CIK 932787

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                               ----------------

                                   FORM 20-F

  [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
      SECURITIES EXCHANGE ACT OF 1934

                                      OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES ACT OF
      1934

                 FOR THE FISCAL YEAR ENDED: DECEMBER 31, 1997

                                      OR

  [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
      ACT OF 1934

                  FOR THE TRANSITION PERIOD FROM      TO

                        COMMISSION FILE NUMBER: 1-13546

                               ----------------

                            STMICROELECTRONICS N.V.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            NOT APPLICABLE                         THE NETHERLANDS
     (TRANSLATION OF REGISTRANT'S          (JURISDICTION OF INCORPORATION
          NAME INTO ENGLISH)                      OR ORGANIZATION)

                     TECHNOPARC DU PAYS DE GEX - B.P. 112
                            165, RUE EDOUARD BRANLY
                           01637 SAINT GENIS POUILLY
                                    FRANCE
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

  Securities registered or to be registered pursuant to Section 12(b) of the
Act:

                                                    NAME OF EACH EXCHANGE
               TITLE OF EACH CLASS:                 ON WHICH REGISTERED:
               --------------------                -----------------------
 COMMON SHARES, NOMINAL VALUE NLG 13.75 PER SHARE  NEW YORK STOCK EXCHANGE
 LIQUID YIELD OPTION(TM) NOTES DUE JUNE 10, 2008   NEW YORK STOCK EXCHANGE

                               ----------------

  Securities registered or to be registered pursuant to Section 12(g) of the
Act: NONE

                               ----------------

  Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

                               ----------------

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     COMMON SHARES, NOMINAL VALUE NLG 13.75 PER COMMON SHARE: 139,132,397

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes [X]   No [_]

  Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]   Item 18 [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                     PART I

 Cautionary Statement Regarding Forward-Looking Statements...........     2
 Item 1.  Description of Business...................................      3
 Item 2.  Description of Property...................................     31
 Item 3.  Legal Proceedings.........................................     35
 Item 4.  Control of Registrant.....................................     35
 Item 5.  Nature of Trading Market..................................     39
          Exchange Controls and Other Limitations Affecting Security
 Item 6.  Holders...................................................     41
 Item 7.  Taxation..................................................     41
 Item 8.  Selected Consolidated Financial Data......................     45
                   Management's Discussion and Analysis of Financial
 Item 9.  Condition and Results of Operations.......................     47
               Quantitative and Qualitative Disclosures About Market
 Item 9A. Risk......................................................     58
 Item 10. Directors and Officers of Registrant......................     61
 Item 11. Compensation of Directors and Officers....................     68
                   Options to Purchase Securities from Registrant or
 Item 12. Subsidiaries..............................................     68
 Item 13. Interest of Management in Certain Transactions............     69

                                    PART II

 Item 14. Description of Securities to be Registered *..............     71

                                    PART III

 Item 15. Defaults Upon Senior Securities *.........................     71
                   Changes in Securities and Changes in Security for
 Item 16. Registered Securities *...................................     71

                                    PART IV

 Item 17. Financial Statements*.....................................     71
 Item 18. Financial Statements......................................     71
 Item 19. Financial Statements and Exhibits.........................     71
 Certain Terms.......................................................  II-2

--------
*  Omitted because item is not applicable.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Certain of the statements contained in this annual report that are not historical facts, including without limitation, certain statements made in the sections hereof entitled "Item 1: Description of Business" and "Item 9:
Management's Discussion and Analysis of Financial Condition and Results of Operations," are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors, (i) the semiconductor industry downturn, (ii) competition, (iii) increased industry capacity, (iv) variability of operating results, (v) capital requirements, (vi) new product developments and technological change, (vii) manufacturing risks, (viii) the loss of key personnel, (ix) economic downturn in Asia, (x) possible acquisitions, (xi) control of the Company and potential conflicts of interest,
(xii) key customers and strategic relationships, (xiii) intellectual property issues, (xiv) certain legal proceedings, (xv) the uncertainties of state support for research and development and other funding, (xvi) international operations, (xvii) currency fluctuations, (xviii) dependence on certain sources of supply, (xix) environmental regulation and (xx) year 2000 compliance. See "Risk Factors" included in the Company's Prospectuses dated June 5, 1998.

                                    PART I

                        ITEM 1: DESCRIPTION OF BUSINESS

THE COMPANY

   STMicroelectronics N.V. (the "Company") is a global independent limited liability semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer products, industrial automation and control systems and automotive products. According to published industry data, in 1997 STMicroelectronics maintained its position as one of the top 10 worldwide suppliers of semiconductor devices. On the basis of 1997 revenues, STMicroelectronics was the world's leading supplier of MPEG 2 decoder ICs, smartcard ICs, special automotive ICs and EPROM memories and the second leading supplier of analog monolithic and mixed-signal ICs, disk drive ICs and EEPROM memories. The Company currently offers more than 3,000 main types of products to approximately 700 direct customers. Major customers include Alcatel, Bosch, Bull, Chrysler, Ericsson, Ford, Gemplus, Hewlett-Packard, IBM, Matsushita, Motorola, Nokia, Nortel, Philips, Samsung, Schlumberger, Seagate Technology, Siemens, Sony, Thomson Multimedia and Western Digital. The Company also sells its products through distributors.

   The Company offers a diversified product portfolio and develops products for a wide range of market applications to reduce its dependence on any single product, industry or application market. The Company has focused on developing products that exploit its technological strengths in creating customized, system-level solutions with substantial analog and mixed signal content. Products include differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers) and analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs. As a leading provider of differentiated ICs, the Company has developed close relationships with customers, resulting in early knowledge of customers' evolving requirements. These relationships have enabled the Company to identify opportunities to increase the functionality of products and to create solutions that meet customers' needs. The customized nature of differentiated ICs makes them less vulnerable to competitive pressures than standard commodity products. Differentiated ICs accounted for approximately 57% of the Company's net revenues in 1997, compared to approximately 59% in 1996. Analog ICs accounted for approximately 49% of net revenues in 1997, compared to approximately 46% in 1996, while discrete devices accounted for approximately 14% of the Company's net revenues in both 1997 and 1996. In recent years, these families of products, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

   STMicroelectronics' products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. STMicroelectronics uses all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and DMOS) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of the Company's strategy for many years, enables the Company to meet the increasing demand for "system-on-a-chip" solutions. To complement this depth and diversity of process and design technology, the Company also possesses a broad intellectual property portfolio that it has used to enter into cross-licensing agreements with many major semiconductor manufacturers.

   In September 1997, STMicroelectronics was awarded the 1997 European Quality Award for Business Excellence in the category of large businesses by the European Foundation for Quality Management (the "EFQM"). In presenting STMicroelectronics with the award, the EFQM committee cited the Company's commitment to the principles of Total Quality Management ("TQM") in its business practices. TQM defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design development and production for all product lines. See "Item 2: Description of Property-- Manufacturing."

   In 1997, the Company introduced several new products and plans to further develop and produce superintegrated, system-level silicon solutions for a set of targeted applications such as computer peripherals (including hard disk drives, inkjet printers and monitors), digital consumer devices (including set-top boxes, DVDs and digital television), wireless telecommunications products (digital cellular handsets, digital cordless and pagers), digital networks (ADSL, with xDSL and ATM currently under development) and automotive electronics (including injection control, safety, and car multimedia navigation).

   In November 1997, the Company and Daewoo Electronics announced an agreement to establish a joint design center company in Seoul, Korea. The center will be used to develop ICs for existing consumer electronics applications and future products for digital and high definition television, digital VCR and DVD, telecommunications, computing and other products jointly selected by the two companies. The Company also confirmed that it entered into a partnership with British Sky Broadcasting ("B Sky B") to develop a complete hardware and software reference platform for digital set-top boxes to support B Sky B's launch of digital satellite television service in the spring of 1998. As a result of this agreement, STMicroelectronics will be supplying the set-top box manufacturers selected by B Sky B with chips for all the major functions of the box as well as memory components.

   In addition to the many dedicated and semicustom ICs developed using power analog, digital and mixed signal technologies, the Company has focused its research and manufacturing efforts on developing an advanced range of the key technological building blocks required by the targeted applications. These building blocks include (i) MPEG 2 ICs, (ii) a family of 16 bit (ST10) and 32 bit (ST20) microcontrollers, (iii) a family of DSP cores for embedded applications based on the current D950 solution and the D960 (currently under development), (iv) microprocessor architecture (x86 equivalent) aimed at integrated applications and (v) the ability to integrate nonvolatile memory (particularly EEPROM and flash) functionality.

   Applying its broad range of technologies and its expertise in diverse application domains, the Company is currently embedding dedicated and semicustom circuits and applying these advanced building blocks on the same chip. Superintegrated products developed to date include the STi5500 Omega chip (a platform for digital consumer applications such as set-top boxes and DVDs), the ST PC Consumer (a one-chip computer for motherboards of low-end personal computers and network computers), the V187 (a superintegrated chip-set for hard disk drives) and the M39432 (a one-chip nonvolatile memory integrating both an EEPROM and a flash memory). The Company is also developing superintegrated chips for wireless telecommunications and automotive applications.

   The Company's products are organized into four principal product groups:
Dedicated Products, Discrete and Standard ICs, Memory Products and Programmable Products. As part of its activities outside the four principal product groups, the Company also has a New Ventures Group and produces subsystems for industrial and other applications.

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

      The MEMORY PRODUCTS GROUP produces a broad range of memory products, including EPROMs, chips for smartcards, EEPROMs, flash memories and specialty nonvolatile SRAMs. According to published industry data, the Company was the leading supplier of EPROMs in 1997, accounting for approximately 32% of worldwide EPROM sales, as well as the leading supplier of smartcard chips and the second leading supplier of EEPROMs. The Company has developed proprietary know-how for flash memory devices and has started mass production for this market. The Group does not produce DRAMs, a commodity memory product.

     The Company's sales of smartcard chips in 1997 totaled approximately $222 million (approximately a 30% increase on 1996 smartcard sales) of the approximately $515 million worldwide market (according to Company estimates), reinforcing the Company's leading market position with approximately a 43% market share.

      In February 1998, the Company and Mitsubishi announced that they will jointly develop a new generation of flash memory products, starting with multi-level 64Mbit, which will provide the advantages of both DINOR and NOR architectures as well as associated processes from 0.20 through 0.18 micron.

      The PROGRAMMABLE PRODUCTS GROUP produces microcomponents (including microcontrollers and digital signal processors), digital semicustom devices, graphic controllers and MPEG decoder ICs and image processing semicustom devices for many diverse products targeted at high growth digital applications, including information technology, automotive and multimedia.

      In December 1997, STMicroelectronics and Hitachi, Ltd ("Hitachi") announced an agreement to collaborate on the development of next-generation SuperH microprocessors for consumer electronics and multimedia applications. Under the agreement, the two companies will develop the new 64-bit SH-5/ST50 series based on Hitachi's original SuperH architecture and STMicroelectronics' know-how in 64-bit microprocessors, for interactive set-top boxes, digital video products, car multimedia systems and other consumer-orientated products.

      The NEW VENTURES GROUP identifies and develops new business opportunities to complement the Company's existing businesses and exploit its technological know-how, manufacturing capabilities and global marketing team. Initial activities have focused on manufacturing and marketing x86 microprocessors and products based on x86 embedded cores. New activities include design and manufacturing of "system on silicon" solutions based on the 486 CPU core.

      In 1997, STMicroelectronics introduced the ST PC Consumer chip, a low cost, high performance multimedia PC on a single chip with a view to developing new generations of ST PC products. The new device integrates a high performance processor that is fully compatible with standard fifth generation x86 devices, comprehensive support logic, a graphics subsystem and a video pipeline. In 1997, STMicroelectronics also acquired a majority interest in Metaflow Technologies Incorporated ("Metaflow"), a specialist developer of microprocessor architecture, which is working with the Company in the development of x86 products and cores. The Company also has licensed the high speed Rambus interface for its Multimedia IC product family.

   STMicroelectronics has substantially increased its front-end manufacturing capacity in recent years through the addition of new 8-inch submicron fabrication plants designed to meet the growing demand for its products. The Company has added an 8-inch, 0.5/0.25 micron facility in Crolles, France that is already operating at close to full capacity, and is ramping up production at new 8-inch, 0.5/0.35 micron facilities in Phoenix, Arizona and Catania, Italy. New 8-inch submicron fabrication plants are currently under construction at existing plant sites in Rousset (France), Agrate (Italy) and Singapore. An additional 8-inch submicron fabrication plant in Italy is planned to become operational by the year 2001. The Company has decided to build a new 300 millimeter, 12-inch wafer research fabrication and pilot line at Crolles (France) using 0.18 micron and below process technology. The pilot line will be operated in partnership with Leti and CNET, which are already working with the Company in Crolles. The Company has also announced plans for a new center for advanced research and development and industrialization in the field of nonvolatile memories in Agrate (Italy) to target 0.13 micron CMOS technology generation by 2003.

   STMicroelectronics is international in scope. The Company operates front-end and/or back-end manufacturing facilities in Europe, the United States, the Mediterranean and Asia Pacific regions, and conducts research and development primarily in France and Italy and design, marketing and sales activities in each of the electronics industry's major economic regions: Europe, the United States, the Asia Pacific region and Japan. In 1997, approximately 43.6% of the Company's net revenues originated in Europe (compared to 43.4% in 1996), approximately 22.4% in the Americas (compared to 21.9% in 1996), approximately 26.5% in the Asia Pacific region (compared to 27.3% in 1996), approximately 5.3% in Japan (compared to 5.5% in 1996) and approximately 2.2% in Region Five (compared to 1.9% in 1996). See "--Sales, Marketing and Distribution." In 1997, more than one-third of the 6-inch equivalent wafers manufactured by the Company were manufactured outside Europe and approximately 57% of the Company's employees were located outside Europe.

   STMicroelectronics believes that strategic alliances are critical to success in the semiconductor industry, and has entered into strategic alliances with customers, other semiconductor manufacturers and major suppliers of design software. The Company has entered into several strategic customer alliances, including alliances with Alcatel, Seagate Technology, Thomson Multimedia and Western Digital, among others. Customer alliances provide the Company with valuable systems and application know-how and access to markets for key products, while allowing the Company's customers to share some of the risks of product development with the Company and gain access to the Company's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers, such as the recently announced agreement with Hitachi on SuperH microprocessors, permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. The Company has also entered into technology development alliances with customers and other manufacturers. In 1997, the Company extended the technology cooperation agreements with CNET (the research laboratory of France Telecom), and with Philips Semiconductors aimed at the joint development in Crolles, France of advanced submicron CMOS logic manufacturing processes. Other agreements include the ongoing cooperation with also for the development of CMOS logic, the cooperation with Nortel for the development of 0.5/0.35 micron BiCMOS technology, and the new agreement with Mitsubishi for CMOS flash memory processes using 0.20 through 0.18 micron. The Company has established joint development programs with leading suppliers such as Air Liquide, Applied Materials, ASM Lithography, Canon, Hewlett-Packard, KLA-Tencor, LAM, MEMC, Schlumberger, Teradyne and Wacker and with CAD tool producers including Cadence and Synopsys. It is a participant in Sematech I 300I for the development of 300 millimeter wafer manufacturing processes. STMicroelectronics is active in joint European research efforts such as the new MEDEA program (which succeeded JESSI in 1997), and also cooperates with major research institutions and universities.

   In March 1998, STMicroelectronics with its partners Philips Semiconductors and CNET completed the first phase of the development of HCMOS-8, the next generation CMOS process, at Crolles, France. This process is targeted at high-performance and low-power applications and will have a 0.15 micron effective gate length (equivalent to 0.18 micron drawn). Prototyping in this process will begin in the second half of 1998. At the same time, STMicroelectronics has started production of its 0.20 micron effective gate length (0.25 micron drawn) CMOS technology, known as HCMOS-7. This process will be used to produce "system-on-chip" products incorporating tens of millions of transistors combined with embedded memory for telecom, digital consumer and PC applications.

RECENT DEVELOPMENTS

   More specific recent developments include the following:

      Within the DEDICATED PRODUCTS GROUP, in 1997 STMicroelectronics signed an agreement with Alcatel to access the technology for implementing ATM over Asymmetrical Digital Subscriber Line

   (ADSL) with rate adaptive capability, which increases data transmission over existing telephone subscriber loop networks. The Company intends to develop a family of highly integrated xDSL ICs as a result of this partnership. STMicroelectronics also has entered into a product development agreement with Philips Semiconductors to develop jointly and promote a front-end chip-set for Digital Video Broadcast-Terrestrial (DVB-T*), the European standard for terrestrial broadcasting of digital television signals. Applying third-generation bipolar-CMOS-DMOS (BCD3) technology, STMicroelectronics also introduced a super smart power doorlock (L9942) IC that combines on one chip all of the functions needed to control and drive a doorlock actuator motor. In the computer peripherals area, the Company is currently developing superintegrated solutions using its broad range of technologies (CMOS, BiCMOS, BCD) and its distinctive know-how in microcontrollers/DSP cores, dedicated IC megacells and embedded memory capability for hard disk drive application. The same methodology is applied to other computer peripherals such as monitors and inkjet printers.

      In October 1997, ST Microelectronics introduced the first of its Starman chip-set to equip the receivers for the first direct-to-listener satellite systems now being developed by WorldSpace to be launched in 1998. WorldSpace will operate three geostationary satellites in Asia, Africa and Latin America. The Company will supply the Starman chip-set to consumer electronics equipment manufacturers selected by WorldSpace.

      The Company has joined forces with Logitech to market a kit for implementing video camera functions in desktop computer monitors. The kit comprises a chip-set manufactured by the Company and software driver designed by Logitech and will be marketed to manufacturers of computer monitors.

      Within the DISCRETE AND STANDARD ICS GROUP, in 1997 STMicroelectronics announced that it will support the VCX standard for logic devices with a new family of products, designed for high-end applications, that combine high speed and low power dissipation in applications operating in the 1.8 to 3.6V range. The Company also introduced monolithic TRANSIL diode arrays designed to provide low cost, reliable protection against electrostatic overloads for computer I/O parts, modems and similar systems employing data outputs. Another new family of products, low voltage power MOSFETs known as the NE series, are being produced with a new technology that provides substantial advantages over conventional cellular power MOSFET processes. In 1997, the Company also introduced the VIPer 100, STMicroelectronics' new device in a family of intelligent power ICs for switch mode power supply applications.

      In the first quarter of 1998, the Company extended its offering of VIPower technology by introducing a Smart H Bridge Driver that can sustain high peak current streams for short time periods. The Company also introduced innovative front-end and packaging technologies that significantly increase MOSFET power density and a new range of products based on its Application Specific Discrete (ASD) technology that integrate two key telephone set functions into a single surface mounting package.

      Within the MEMORY PRODUCTS GROUP, in 1997 the Company acquired a minority interest in WaferScale Integration, a specialist in nonvolatile memory architectures. The Company also introduced an 8 Mbit single voltage flash memory that can operate down to 1.8 volts, offering significant advantages in portable applications. In 1997, the Company introduced a series of flash memory ICs combining 4 Mbit flash memory and a 256 Kbit parallel EEPROM memory for use in cellular phones and other portable equipment. In the smartcard area, STMicroelectronics introduced a new device (ST1GRF42) for use in high volume contactless and contact-based applications, and also licensed the Java Card implementation (called Solo(TM)) from Schlumberger for advanced security MCU smartcard chips.

      In February 1998, the Company and Mitsubishi announced that they will join their efforts and resources to develop a new generation of flash memory products, starting with multi-level 64Mbit, which will provide the advantages of both DINOR and NOR architectures as well as associated processes from 0.20 through 0.18 micron.

      Within the PROGRAMMABLE PRODUCTS GROUP, in 1997 STMicroelectronics introduced the STi5500 Omega chip, the first in a family of highly integrated devices that combine an MPEG 2 audio/video decoder with a 32-bit microprocessor and other functions to create a complete DVD or set-top box back-end on a single chip. The STi5500, designed to replace three existing ICs, will enter volume production in 1998.

      In December 1997, STMicroelectronics and Hitachi announced an agreement to collaborate on the development of next-generation SuperH microprocessors for consumer electronics and multimedia applications. Under the agreement, the two companies will develop the new 64-bit SH-5/ST50 series based on Hitachi's original SuperH architecture and STMicroelectronics' know-how in 64-bit microprocessors, for interactive set-top boxes, digital video products, car multimedia systems and other consumer-orientated products.

      In March 1998, STMicroelectronics introduced a chip-set that enables customers, for the first time, to make a complete Global Positioning by Satellite ("GPS") navigation system with only two ICs, for use in automotive applications.

      In April 1998, STMicroelectronics introduced the STi7000 chip, the first integrated solution for High-Definition Television (HDTV) combining an MPEG-2 decoder with an advanced display and format converter into one single chip.

      Certain major international PC OEMs and add-in card manufacturers have selected the Company's RIVA 128(TM) 3D, PCI/AGP multimedia accelerator to deliver visual computing on PC platforms. The RIVA 128, which was developed in conjunction with nVidia, combines advanced interactive 3D graphics acceleration and industry-leading 2D graphics acceleration with superior video and imaging capabilities into a single-chip mainstream multimedia accelerator.

      Within the NEW VENTURES GROUP, in 1997 STMicroelectronics introduced the ST PC Consumer chip, a low cost, high performance multimedia PC on a single chip with a view to developing new generations of ST PC products. The new device integrates a high performance processor that is fully compatible with standard fifth generation x86 devices, comprehensive support logic, a graphics subsystem and a video pipeline. In 1997, STMicroelectronics also acquired a majority interest in Metaflow, a specialist developer of microprocessor architecture, that is working with the Company in the development of x86 products and cores. The Company also has licensed the high speed Rambus interface for its Multimedia IC product family.

   In order to remain competitive in emerging technologies, STMicroelectronics has entered into several strategic agreements. The Company has also entered into technology development alliances with customers and other manufacturers. The Company has recently extended the technology cooperation agreement with Philips Semiconductors aimed at the joint development in Crolles, France of advanced submicron CMOS logic manufacturing processes. Other agreements include the ongoing cooperation with CNET (the research laboratory of France Telecom), also for the development of CMOS logic, and the cooperation with Nortel for the development of 0.5/0.35 micron BiCMOS technology, and the new agreement with Mitsubishi for CMOS flash memory processes using 0.20 through
0.18 micron.

   In March 1998, STMicroelectronics and its partners completed the first phase of the development of HCMOS-8, the next generation CMOS process, at Crolles, France. This process is targeted at high-performance and low-power applications and will have a 0.15 micron effective gate length (equivalent to 0.18 micron drawn). Prototyping in this process is scheduled to begin in the second half of 1998. At the same time, STMicroelectronics has started production of its 0.20 micron effective gate length (0.25 micron drawn) CMOS technology, known as HCMOS-7. This process will be used to produce "system-on-chip" products incorporating tens of millions of transistors combined with embedded memory for telecom, digital consumer and PC applications.

INDUSTRY BACKGROUND

   Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems), to applications such as telecommunications systems, automotive products, consumer goods and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of TAM as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor pervasiveness has increased from approximately 9% in 1991 to approximately 15% in 1997. The demand for electronic systems has also expanded geographically with the emergence of new markets, particularly in the Asia Pacific region.

   Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data the TAM increased from $17.8 billion in 1983 to $132 billion in 1996 (growing at a compound annual rate of approximately 17%, according to trade association data), while the SAM increased from approximately $15.0 billion in 1983 to $103 billion in 1996 (growing at a compound annual rate of approximately 16%). In 1996, the TAM decreased by 8.6%, while in 1997 the TAM increased by 4.0%. Based on preliminary trade association data for the first quarter of 1998, the TAM decreased in the first quarter of 1998 by approximately 4.9% compared to the first quarter of 1997. The SAM increased 3.5% in 1996 compared to 1995 and 9.9% in 1997 compared to 1996; however, based on preliminary trade association data for the first quarter of 1998, the SAM decreased by approximately 2.5% in the first quarter of 1998 compared to the first quarter of 1997. In 1997, approximately 33.4% of all semiconductors were shipped to the Americas, 23.4% to Japan, 21.2% to Europe, and 22% to the Asia Pacific region.

   Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long term. Factors that are contributing to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry in the Asia Pacific region.

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

   Semiconductors can be manufactured using different process technologies, each of which is particularly suited to different applications. Since the mid-1970s, the two dominant processes have been bipolar (the original technology used to produce integrated circuits) and CMOS (complementary metal-oxide-silicon). Bipolar devices typically operate at higher speeds than CMOS devices, but CMOS devices consume less power and permit more transistors to be integrated on a single IC. While bipolar semiconductors were once used extensively in large computer systems, CMOS has become the prevalent technology, particularly for devices used in personal computer systems. In connection with the development of new semiconductor applications and the demands of system designers for more integrated semiconductors, advanced technologies have been developed during the last decade that are particularly suited to more systems-oriented semiconductor applications. For mixed-signal applications, BiCMOS technologies have been developed to combine the high speed and high voltage characteristics of bipolar technologies with the low power consumption and high integration of CMOS technologies. For intelligent power applications, BCD technologies have been developed that combine bipolar, CMOS and DMOS technologies. Such systems-oriented technologies require more process steps and mask levels, and are more complex than the basic function-oriented technologies. The use of systems-oriented technologies requires knowledge of system design and performance characteristics (in particular, analog and mixed-signal systems and power systems) as well as expertise and experience with several semiconductor process technologies.

   Semiconductors are often classified as either discrete devices (such as individual diodes, thyristors, transistors as well as opto-electronic products) or integrated circuits (in which thousands of functions are combined on a single "chip" of silicon to form a more complex circuit). Compared to the market for ICs, there is typically less differentiation among discrete products supplied by different semiconductor manufacturers. Also, discrete markets have generally grown at slower, but more stable, rates than IC markets.

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

   The primary volatile memory devices are DRAMs, which accounted for 67.5% of semiconductor memory sales in 1997, and SRAMs (static RAMs). DRAMs are volatile memories that lose their data content when power supplies are switched off, whereas SRAMs are volatile memories that allow the storage of data in the memory array but without the need for clock or refresh logic circuitry. SRAMs are roughly four times as complex as DRAMs (four transistors per bit of memory compared to one transistor) and are significantly more expensive than DRAMs per unit of storage. DRAMs are used in a computer's main memory to temporarily store data retrieved from low cost external mass memory devices such as hard disk drives. SRAMs are principally used as caches and buffers between a computer's microprocessor and its DRAM-based main memory.

   Nonvolatile memories are typically used to store program instructions that control the operation of microprocessors and electronic systems. Among such nonvolatile memories, read-only memories ("ROMs") are permanently programmed when they are manufactured while programmable ROMs (PROMs) can be programmed by system designers or end-users after they are manufactured. Erasable PROMs (EPROMs) may be erased and reprogrammed several times, but to do so EPROMs must be physically removed from electronic systems, exposed to ultraviolet light, reprogrammed using an external power supply and then returned to the systems. Electrically erasable PROMs (EEPROMs) can be erased byte by byte and reprogrammed "in-system" without the need for removal. Using EEPROMs, a system designer or user can program or reprogram systems at any time. "Flash" memories are products that represent an intermediate solution for system designers between EPROMs and EEPROMs based on their cost and functionality.

   Flash memories are typically less expensive than EEPROMs, but can also be erased and rewritten. The entire contents of a flash memory or large blocks of data (not individual bytes) can be erased with a "flash" of current. Because flash memories can be erased and reprogrammed electrically and in-system, they are more flexible than EPROMs and, therefore, may replace EPROMs in many of their current applications. Flash memories may also be used for solid state mass storage of data, a potentially high volume application, and in other applications including, in particular, mobile telephone systems. Flash memories are smaller and use less power than the hard disk drives now commonly used for mass data storage, and, therefore, are considered candidates to replace disk drives, particularly in portable computers.

   Logic devices process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes microprocessors, microcontrollers and digital signal processors. Microprocessors are the central processing units of computer systems. Microcontrollers are complete computer systems contained on single integrated circuits that are programmed to specific customer requirements. They contain microprocessor cores as well as logic circuitry and memory capacity. Microcontrollers control the operation of electronic and electromechanical systems by processing input data from electronic sensors and generating electronic control signals, and are used in a wide variety of consumer products (alarm systems, household appliance controls and video products), automotive systems (engine control and dashboard instrumentation), computer peripheral equipment (disk drives, facsimile machines, printers and optical scanners), industrial applications (motor drives and process controllers), and telecommunications systems (telephones, answering machines and digital cellular phones). Digital signal processors ("DSPs") are parallel processors used for high complexity, high speed real-time computations in a wide variety of applications, including answering machines, modems, digital cellular telephone systems, audio processors and data compression systems. Standard devices are intended to be utilized by a large group of systems designers for a broad range of applications. Consequently, standard devices usually contain more functions than are actually required and, therefore, may not be cost-effective for certain specific applications. In addition to standard logic devices, a broad range of full-custom, semicustom and ASSP logic devices has been developed for a wide variety of applications. These devices are typically designed to meet particular customer requirements. Compared to memory markets, logic device markets are much more differentiated and dependent upon intellectual property and advanced product design skills.

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

THE SEMICONDUCTOR MARKET

   The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

                         WORLDWIDE SEMICONDUCTOR SALES(1)    COMPOUND ANNUAL GROWTH RATES(2)
                         -------------------------------- ---------------------------------------
                         1983 1988 1993 1995  1996  1997  83-88 88-93 93-95  95-96   96-97  93-97
                         ---- ---- ---- ----- ----- ----- ----- ----- ------ ------  -----  -----
                                 (IN BILLIONS $)               (EXPRESSED AS PERCENTAGES)
Integrated Circuits..... 13.3 35.9 66.0 126.1 114.9 119.5 22.0  13.0   38.2    (8.9)   4.0  16.0
 Analog (linear and
  mixed-signal).........  2.8  7.2 10.7  16.6  17.0  19.7 20.8   8.2   24.6     2.4   15.9  16.5
 Digital Logic..........  6.7 17.8 34.1  56.0  61.9  70.4 21.6  13.9   28.1    10.5   13.6  19.8
  Memory:
   DRAM.................  1.7  6.3 13.1  40.8  25.1  19.7 30.0  15.8   76.5   (38.5) (21.5) 10.7
   Others...............  2.0  4.6  8.1  12.6  10.9   9.6 18.1  12.0   24.7   (13.5) (11.9)  4.3
                         ---- ---- ---- ----- ----- ----- ----  ----   ----  ------  -----  ----
  Total Memory..........  3.7 10.9 21.2  53.4  36.0  29.3 24.1  14.2   58.7   (32.6) (18.6)  8.4
                         ---- ---- ---- ----- ----- ----- ----  ----   ----  ------  -----  ----
Total digital........... 10.4 28.7 55.3 109.4  97.9  99.6 22.5  14.0   40.7   (10.5)   1.7  15.8
Discrete................  3.7  7.0  8.6  14.0  12.9  13.1 13.6   4.2   27.6    (7.9)   1.6  11.1
Opto-electronics........  0.7  2.1  2.6   4.3   4.1   4.5 24.6   4.4   28.6    (4.7)   9.8  14.7
                         ---- ---- ---- ----- ----- ----- ----  ----   ----  ------  -----  ----
  TAM................... 17.8 45.0 77.3 144.4 132.0 137.2 20.4  11.4   36.7    (8.6)   4.0  15.4
                         ==== ==== ==== ===== ===== ===== ====  ====   ====  ======  =====  ====
Europe..................  3.3  8.1 14.6  28.2  27.6  29.1 19.7  12.5   39.0    (2.1)   5.4  18.8
Americas................  7.8 13.4 24.7  47.0  42.7  45.9 11.4  13.0   37.9   (9.1)    7.5  16.8
Asia Pacific............  1.2  5.4 14.2  29.5  27.5  30.1 35.1  21.3   44.1   (6.8)    9.5  20.7
Japan...................  5.5 18.1 23.8  39.7  34.2  32.1 26.9   5.6   29.2  (13.9)   (6.1)  7.8
                         ---- ---- ---- ----- ----- ----- ----  ----   ----  ------  -----  ----
  TAM................... 17.8 45.0 77.3 144.4 132.0 137.2 20.4  11.4   36.7   (8.6)    4.0  15.4
                         ==== ==== ==== ===== ===== ===== ====  ====   ====  ======  =====  ====

--------
(1) Source: WSTS.
(2) Calculated using end points of the periods specified.

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

   The Company believes that major new growth segments in the semiconductor market are developing, in particular for digital multimedia, networking and wireless communications applications. New applications have emerged, such as set-top boxes, digital television, digital video discs, digital mobile computing and communication smartcards, automotive multimedia, digital still imaging and mass storage, that are requiring new and rapidly evolving semiconductor technologies. The Company believes many of these new products will require a high level of semiconductor integration, combining various technologies such as bipolar, analog, CMOS, power and nonvolatile memory, on a single chip.

   To compete as a broad line semiconductor manufacturer, management believes that it is important to have: (i) a broad and diverse customer base; (ii) a diversified product portfolio (including analog, digital mixed-signal and power products) and experience in several application markets; (iii) a broad range of process technologies (including basic function-oriented and advanced systems-oriented technologies); (iv) design extension and CAD tools in both analog and digital technologies; (v) an efficient, quality, global manufacturing infrastructure; (vi) global marketing and technical support; and
(vii) a worldwide network of strategic alliances with customers and other semiconductor manufacturers. The Company also believes that its independence from any single system group manufacturer is an advantage for STMicroelectronics in working closely with customers in different market segments.

STRATEGY

   In 1996 the Company achieved its Vision 2000 objective, originally adopted in 1993, to become one of the world's top ten semiconductor suppliers and to achieve operating results better than the average of the top ten semiconductor suppliers. The Company maintained its position as one of the world's top ten semiconductor suppliers in 1997. Management's objective is to consolidate and improve its ranking within the top ten semiconductor suppliers while sustaining or improving its operating results relative to its peer group. The key elements of the Company's strategy are set forth below.

   Broad Range Supplier. The Company offers a diversified product portfolio and develops products for a wide range of market applications to reduce its dependence on any single product, industry or application market. As a broad range supplier, the Company provides its customers with a single source of supply for multiple product needs. Within its diversified product portfolio, the Company has focused on developing products that exploit its technological strengths, including differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers). Differentiated ICs foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. Differentiated ICs accounted for approximately 57% of the Company's net revenues in 1997 compared to approximately 59% in 1996. The Company also targets applications that require substantial analog and mixed-signal content and can exploit the Company's system level expertise. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for approximately 49% of the Company's 1997 net revenues compared to approximately 46% in 1996, while discrete devices accounted for approximately 14% of the Company's 1997 and 1996 net revenues. In recent years, analog ICs and discrete devices have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

   However, as a broad range supplier, the Company can also benefit from selling standard products. Consistent with this view, the Company has established the Gold Standard program to promote the sale of certain standard products meeting specified quality, cost and lead-time criteria. The related initiatives include worldwide advertising, promotional task forces in all regions, special distribution initiatives and worldwide training of sales and marketing personnel.

   Total standard products (including all nonvolatile memories, discrete devices, and all standard logical and linear ICs) represented over 40% of the Company's sales in 1997, and in management's view increased sales of these products represent an opportunity to improve cash flow because they require little capital investment.

   Leader in a Broad Range of Process and Design Technologies. The Company intends to continue to exploit its expertise and experience with a wide range of process and design technologies to develop its capabilities. The Company is committed to continuing to increase research and development expenditures in the future as well as continuing to develop alliances with other semiconductor manufacturers and suppliers and suppliers of software development tools. Technological advances in the areas of transistor performance and interconnection technologies are being developed through the Company's logic products and semicustom devices. In 1996, the Company developed a 0.25 micron, six-metal layers process that can be used to create either circuits which operate at high speed (clock frequency of 400 MHZ at 2.5V) or circuits with low power consumption (1.0V supply) and capable of densities of up to 30,000 gates per millimeter square. In 1997 the Company started to develop the advanced process steps necessary for its 0.18 micron seven metal layer process that can operate at high clock speeds (frequency of 500 MHZ at 1.8V) and capable of densities of up to 50,000 gates per square millimeter. The first phase of development of this process was completed at the beginning of 1998. The Company continually works with key suppliers to develop advanced and standardized design methodologies for its CMOS processes as well as libraries of macrofunctions and megafunctions for many of its products, and is focusing on improving its concurrent engineering practices to better coordinate design activities and reduce overall time-to-market. It is also working closely with many of its key suppliers to develop easy-to-use design tools for specific applications. Alliances with other semiconductor manufacturers are generally designed both to permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development and to reduce time to market. Technology development alliances have been formed with customers and other manufacturers, including Philips Semiconductors, aimed at the joint development of advanced CMOS 0.25/0.18 micron semiconductor manufacturing processes, and the new agreement with Mitsubishi for CMOS flash memory processes using 0.20 through 0.18 micron. The Company has also established joint development programs with leading suppliers such as Applied Materials, ASM Lithography, LAM Research and Air Liquide, and with CAD Tools producers including Cadence and Synopsys. It is a participant in Sematech I 300I for the development of 300 millimeter (12-inch) wafer manufacturing processes. STMicroelectronics is active in joint European research efforts such as the new MEDEA program (which succeeded JESSI as of 1997), and also cooperates with major research institutions and universities.

   Diversified Customer Base with Focus on Strategic Alliances. The Company works with its key customers to identify evolving needs and new applications and to develop innovative products and product features. The Company also seeks to use its access to key customers as a supplier of application-specific products to establish itself as a supplier across a broad range of products. Alliances with customers allow the Company and its customers to share some of the risks of product development and the customers to gain access to the Company's process technologies and manufacturing infrastructure. The Company has targeted alliances with customers in each of its key application markets of telecommunications, automotive, consumer and computer. It has established alliances with, among others, Alcatel, Bosch, Daewoo Electronics, Hewlett-Packard, Marelli, Nokia, Nortel, Seagate, Thomson Multimedia and Western Digital. In establishing these alliances, the Company has also aimed to cover its key geographical markets.

   Integrated Presence in Key Regional Markets. The Company has consistently sought to develop a competitive advantage by building an integrated presence in each of the world's three major economic zones: Europe, Asia and North America. An integrated presence means having manufacturing, design, sales and marketing capabilities in each region, in order to ensure that the Company is well positioned to anticipate and meet its customers' business requirements in local markets. Therefore, the Company has established front-end manufacturing facilities in the United States (in Phoenix, Carrolton and Rancho Bernardo), in Europe (Agrate, Casteletto, Catania, Crolles, Rennes, Rousset and Tours) and in Asia (Singapore); the more labor-intensive back-end facilities have been located in Malaysia, Malta, Morocco, Singapore and China, enabling the Company to take advantage of favorable production costs (particularly labor costs). With major design centers and local sales and marketing groups within close proximity of key customers in each region, the Company believes it can maintain strong relationships with its customers. STMicroelectronics intends to continue to build its integrated local presence in each region where it competes in its efforts to better serve its customers and to develop an early presence in potential high growth markets such as China, where the Company has both a back-end facility and a design center, and India, where the Company has a design center.

   Balanced Sales by Application and Region in High Growth Market Segments. The Company has developed a strong product portfolio across major application markets including computer peripherals, wireless communications, digital consumer electronics, smartcards, automotive and power management. While the Company is consolidating its position in its established high volume businesses, including switching, engine management, car safety, TV, VCR, computer peripherals, power and industrial and consumer appliances, it has also been investing research and development and design resources to develop the next generation of high growth applications, such as smartcards, portable computing, digital consumer (DVD, new generations of set-top boxes, digital
TV), wireless communications (digital cellular phones), high speed modems
(xDSL), new automotive products (car multimedia) and new generations of hard disk drive. The Company also maintains a geographically diverse customer base across a broad range of market applications.

   To date, the Company's growth has been attributable primarily to internal growth. However, the Company may, from time to time, consider making selected acquisitions that the Company believes would complement or expand its existing business. Announcements concerning potential acquisitions could be made at any time. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including: (i) the diversion of management's attention; (ii) the assimilation of the operations and personnel of the acquired companies; (iii) the assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller; (iv) the risk that the financial and accounting systems utilized by the business acquired will not meet the Company's standards; (v) the risk that the businesses acquired will not maintain the quality of products and services that the Company has historically provided; (vi) the inability to attract and retain qualified management for the acquired business; and (vii) the inability of the Company to retain customers of the acquired entity. There can be no assurance that (a) the Company will be able to consummate future acquisitions on satisfactory terms, if at all, (b) adequate financing will be available for future acquisitions on terms acceptable to the Company, if at all, or (c) any operations acquired will be successfully integrated or that such operations will ultimately have a positive impact on the Company. See "Item 9:
Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Announcements concerning potential acquisitions could be made at any time.

CUSTOMERS AND APPLICATIONS

   STMicroelectronics designs, develops, manufactures and markets over 3,000 main types of products that it sells to more than approximately 700 direct customers. The Company also sells its products through distributors. To many of its key customers the Company provides a wide range of products, including dedicated products, discrete devices, memory products and programmable products. The Company's position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide it with opportunities to supply such customers' requirements for other products, including discrete devices, programmable products and memory products.

   The following table sets forth certain of the Company's significant customers and certain applications for its products:

---------------------------------------------------------------------------------------------
TELECOMMUNICATIONS
 Customers:    Alcatel           Fujitsu           Nokia              Samsung
               AT&T              Goldstar          Nortel             Siemens
               Daewoo            Italtel           Philips
               Ericsson          Motorola          Sagem
            ---------------------------------------------------------------------------------
 Applications: Answering machines                  Modems
               Central office switching systems    PBX systems
               Digital cellular telephones         Telephone sets (corded and cordless)
               ISDN controllers
---------------------------------------------------------------------------------------------
COMPUTER SYSTEMS
 Customers:    ACER              Compaq            Hewlett-Packard    Seagate Technology
               Adaptec           Creative          IBM                Tatung
                                 Technology
               ATI Technologies  Cyrix             Matsushita         Western Digital
               Bull              DEC               Olivetti           Xerox
               Canon             Epson             Quantum
            ---------------------------------------------------------------------------------
 Applications: Disk drives                         Optical scanners
               Monitors                            Photocopiers
               Network controllers                 Printers
---------------------------------------------------------------------------------------------
AUTOMOTIVE
 Customers:    BMW               Daimler-Benz      Ford               Marelli
               Bosch             Delco             Hyundai            Valeo
               Chrysler          Fiat              Peugeot S.A.       Renault
            ---------------------------------------------------------------------------------
 Applications: Alternator regulators               Ignition circuits
               Airbags                             Injection circuits
               Antiskid braking systems            Instrument
               Automotive entertainment systems    Electric motor controllers
               Body and chassis electronics        Multiplex wiring kits
               Central locking systems             Transmission control systems
               Engine management systems           Global positioning systems
---------------------------------------------------------------------------------------------
CONSUMER PRODUCTS
 Customers:    Canal Plus        Goldstar          Nokia              Sharp
               Canon             Grundig           Pace               Sony
               Creative          Kenwood           Philips            Thomson Multimedia
               Technology
               Daewoo            Matsushita        Pioneer
               General           NEC               Samsung
               Instrument
            ---------------------------------------------------------------------------------
 Applications: Audio power amplifiers              Pay television decoders
               Audio processors                    Satellite receiver decoding circuits
               Cable television systems            Set up boxes
               Compact disk players                TV sets and monitors
               Digital video encoders and decoders Video cassette recorders
               Graphic equalizers
---------------------------------------------------------------------------------------------
INDUSTRIAL AND OTHER
 APPLICATIONS
 Customers:    Astec                 Emerson       Mannesman          Schlumberger
               Asea Brown Boveri     Gemplus       Orga               Siemens
               Bull                  IBM           Philips            Schneider
            ---------------------------------------------------------------------------------
 Applications: Battery chargers                    Motor controllers
               Chips for smartcards                Power supplies
               Industrial automation and control   Smartcard readers
               systems
               Intelligent power switches          Switch mode power supplies
               Lighting systems (lamp ballasts)
---------------------------------------------------------------------------------------------

   In 1997, one customer accounted for more than 5% of the Company's net revenues (two customers accounted for more than 5% of net revenues in 1996), and sales to the Company's top ten customers accounted for approximately 39% of the Company's net sales in 1997 (38% in 1996). The Company has several large customers, certain of whom have entered into strategic alliances with the Company. Many of the Company's key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 22% of the Company's net revenues in 1997 were made through distributors, compared to approximately 21% in 1996. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with the Company in the future at the same levels as in prior periods. The loss of one or more of the Company's customers or distributors, reduced bookings or product returns by its key customers or distributors, could adversely affect the Company's operating results. In addition, in a declining market the Company has been in the past and may in the future be driven to lower prices in response to competitive pressures. Despite price reductions, however, in an industry downturn order cancellations may be expected, particularly by distributors and for commodity products.

PRODUCTS AND TECHNOLOGY

   STMicroelectronics designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. The Company's products include standard commodity components, full custom devices, semicustom devices and ASSPs for analog, digital and mixed-signal applications. Historically, the Company has not produced DRAMs or, until recently, x86 microprocessors.

   The Company's products are organized into four principal product groups:
Dedicated Products, Discrete and Standard ICs, Memory Products and Programmable Products. As part of its activities outside the four principal product groups, the Company also has a New Ventures Group and produces subsystems for industrial and other applications.

   DEDICATED PRODUCTS GROUP

   The Dedicated Products Group designs, develops and manufactures application-specific products using advanced bipolar, CMOS, BiCMOS mixed-signal and power technologies as well as mixed analog/digital semicustom devices. The Group offers complete system solutions to customers in several application markets. As the largest of STMicroelectronics' product groups, the Dedicated Products Group generated revenues of $1,696.3 million in 1997 (a decrease of 5% over 1996 revenues), representing approximately 42.2% of STMicroelectronics' 1997 revenues. Approximately 36% of the Group's net revenues in 1997 were generated in Europe, while approximately 22%, 36%, and 6% were generated in the Americas, the Asia Pacific region, and Japan, respectively. Many of the dedicated products sold to the Asia Pacific region are sold to U.S.-based original equipment manufacturers located in the region. All of the Group's products are ASSPs or full custom devices.

   The Dedicated Products Group works closely with customers to develop application-specific products using STMicroelectronics' technologies and manufacturing capabilities. The breadth of the Group's customer and application base provides it with a source of stability in the cyclical semiconductor market. In addition, the Company's position as a strategic supplier of application-specific products fosters close relationships that provide it with opportunities to supply such customers' requirements for other products, including discrete devices, programmable products and memory products.

   The Group particularly emphasizes dedicated ICs for telecommunications, audio, automotive, power and computer applications.

   The Group is organized into the following six product divisions: (i) wireline telecommunications; (ii) wireless telecommunications; (iii) computer and industrial; (iv) audio and automotive; (v) video; and (vi) mixed analog and digital semicustom devices.

   Wireline Telecommunications Products. The Company's telecommunications products are used primarily in telephone sets, modems and subscriber line interface cards (SLICs) for digital central office switching equipment. The Group is targeting applications in high speed communications networks and telephone sets and asynchronous transfer mode ("ATM") communication systems. In 1997, STMicroelectronics signed an agreement with Alcatel to obtain the technology for implementing ATM over Asymetrical Digital Subscriber Line
(ADSL) with rate adaptive capability, which increases data transmission over existing telephone subscriber loop networks. The Company intends to develop a family of highly integrated, xDSL ICs as a result of this partnership and its own development efforts.

   Wireless Telecommunications Products. In wireless telecommunications, the Company focuses its product offerings on cellular phones, pagers and wireless local loop applications, serving the major OEMs in each of these areas with customer-specific ICs. In cellular phones, the Company is supplying products for both the analog and digital market segments (including GSM and CDMA). The Company has gained experience and know-how with the major silicon components of cellular phone applications, and is developing system and software capabilities to provide full solutions for specifically targeted applications.

   Computer and Industrial Products. STMicroelectronics' computer and industrial products include components for computer peripheral equipment, facsimile machines, photocopiers, industrial automation systems and lighting applications. Its key products are power ICs for motor controllers and read/write amplifiers, intelligent power ICs for spindle motor control and head positioning in computer disk drives and battery chargers for portable electronic systems, particularly mobile telephone sets. The Company is currently developing superintegrated solutions using its broad range of technologies (CMOS, BiCMOS, BCD) and its expertise in microcontrollers/DSP cores, dedicated IC megacells and embedded memory capability for hard disk drive applications. The same methodology is being applied to develop ICs for other computer peripherals such as monitors and inkjet printers.

   Audio and Automotive Products. STMicroelectronics' audio products include audio power amplifiers, audio processors and graphic equalizer ICs. The Company has sold more than 1.2 billion audio power amplifier ICs since 1972. The Company's automotive products include alternator regulators, airbag controls, antiskid braking systems, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management and instrumentation systems. The Company is currently targeting the emerging application of global positioning systems. Applying third-generation bipolar-CMOS-DMOS (BCD3) technology, in 1997 STMicroelectronics introduced a super smart power doorlock (L9942) IC that combines on one chip all of the functions needed to control and drive a doorlock actuator motor. In October 1997, ST Microelectronics introduced the first of its Starman chip-set to equip the receivers for the first direct-to-listener satellite systems now being developed by WorldSpace to be launched in 1998. WorldSpace will operate three geostationary satellites in Asia, Africa and Latin America. The Company will supply the Starman chip-set to consumer electronic equipment manufacturers selected by WorldSpace.

   Video Products. STMicroelectronics produces ICs for TV sets, monitors, videocassette recorders, satellite receivers, pay-tv decoders and digital video disks. The Company is focusing on developing products for applications in the growing satellite and digital cable television markets. Leveraging its BCD Technology know-how, the Group is now targeting the emerging market of flat panel displays. In 1997, the Company entered into a product development agreement with Philips Semiconductors to develop jointly and promote a front-end chip-set for Digital Video Broadcast-Terrestrial (DVB-T*), the European standard for terrestrial broadcasting of digital television signals. The Company also joined forces with Logitech to market a kit for implementing video camera functions in desktop computer monitors. The kit comprises a chip-set manufactured by the Company and software driver designed by Logitech and will be marketed to manufacturers of computer monitors.

   Mixed-Signal Semicustom Devices. STMicroelectronics and its predecessor companies have also manufactured mixed-signal BiCMOS semicustom gate arrays, standard cells and embedded arrays since 1985. Mixed-signal devices combine standard cells of digital gates and analog devices on the same semicustom IC.

Such devices can be used in a wide variety of analog/digital applications, including computer peripherals, telecommunications products and industrial systems. STMicroelectronics manufactures a wide range of mixed-signal semicustom devices, including a 0.5 micron BiCMOS library of cells.

   DISCRETE AND STANDARD ICS GROUP

   The Discrete and Standard ICs Group designs, develops and manufactures discrete power devices, power transistors, standard linear and logic ICs, and RF products. Including revenues from RF products, the Group generated revenues of $846.8 million in 1997 (an increase of 8.0% over 1996 revenues), representing approximately 21.1% of STMicroelectronics' net revenues. Approximately 46% of the Group's 1997 revenues were generated in Europe, while approximately 23%, 30%, and 1% were generated in the Americas, the Asia Pacific region, and Japan, respectively. According to preliminary published industry data, based on 1997 revenues, STMicroelectronics is among the leading suppliers of power transistors (1997 total market of $5 billion) and among the top two suppliers of thyristors (1997 total market of $906 million).

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

   Discrete Power Devices. STMicroelectronics manufactures and sells a variety of discrete power devices, including rectifiers, protection devices and thyristors (SCRs and triacs). The Company's devices are used in various applications, including in particular telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor control and power control devices). More specifically, rectifiers are used in voltage converters and voltage regulators, protection devices are used to protect electronic equipment from power supply spikes or surges, and thyristors are used to vary current flows through a variety of electrical devices, including lamps and household appliances. In 1997, the Company introduced monolithic TRANSIL diode arrays designed to provide low cost, reliable protection against electrostatic overloads for computer I/O parts, modems and similar systems employing data outputs.

   Power Transistors. STMicroelectronics designs, manufactures and sells power transistors, which (like the Company's discrete power devices) operate at high current and voltage levels in a variety of switching and pulse mode systems. The Company has three power transistor divisions: bipolar transistors, power MOSFETs (metal-oxide-silicon field effect transistors) and new power transistors such as IGBTs.

   The Company's bipolar power transistors are used in a variety of high-speed, high-voltage applications, including SMPS (switch mode power supply) systems, television/monitor deflection circuits and lighting systems. According to published industry data, on the basis of 1997 revenues, STMicroelectronics is among the leading suppliers of bipolar transistors, including RF power transistors (1997 total market of $2.2 billion). The Company introduced power MOSFETs in 1991 to extend the use of power transistors to new high-frequency, high-voltage applications, including automotive components, crowbar protection devices, resonant converters and power factor correction devices. According to industry data, the Company has been ranked number five worldwide in the fast growing segment of the power MOSFETs. A new family of products, low voltage power MOSFETs known as the NE series, are being produced with a new technology that provides substantial advantages over conventional cellular power MOSFET processes.

   The Company also offers a family of VIPower (vertical integration power) products, as well as omnifets and application-specific devices. VIPower products exhibit the operating characteristics of power transistors while incorporating full thermal, short circuit and overcurrent protection and allowing logic level input. VIPower products are used in consumer goods (lamp ballasts) and automotive products (ignition circuits, central locking systems and transmission circuits). In 1997, the Company introduced the VIPer 100, STMicroelectronics' new device in a family of intelligent power ICs for switch mode power supply applications. Omnifets are power MOSFETs with fully-integrated protection devices that are used in a variety of sophisticated automotive and industrial applications. Application-specific devices are semicustom ICs that integrate diodes, rectifiers and thyristors on the same chip, thereby providing cost-effective and space-saving components with a short design time.

   In the first quarter of 1998, the Company extended its offer of VIPower technology by introducing a Smart H Bridge Driver that can sustain high peak current streams for short time periods. The Company also introduced innovative front-end and packaging technologies that significantly increase MOSFET power density and a new range of products based on its Application Specific Discrete
(ASD) technology that integrate two key telephone set functions into a single surface mounting package.

   Standard Logic and Linear ICs. The Company produces a variety of bipolar and HCMOS logic devices, including clocks, registers, gates and latches. Such devices are used in a wide variety of applications, including increasingly in portable computers, computer networks and telecommunications systems. The Company also offers standard linear ICs covering a variety of applications, including amplifiers, comparators, decoders, detectors, filters, modulators, multipliers and voltage regulators. In 1997, STMicroelectronics announced that it will support the VCX standard for logic devices with a new family of products, designed for high-end applications, that combine high speed and low power dissipation in applications operating in the 1.8 to 3.6V range.

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

   MEMORY PRODUCTS GROUP

   The Memory Products Group designs, develops and manufactures a broad range of semiconductor memory products. The Memory Products Group generated revenues of $708.6 million in 1997 (a decrease of 3.8% over 1996 revenues), representing approximately 17.6% of STMicroelectronics' 1997 revenues. Approximately 57% of the Group's 1997 revenues were generated in Europe, while approximately 17%, 15% and 11% were generated in the Americas, the Asia Pacific region, and Japan, respectively. According to published industry data, on the basis of 1997 revenues, STMicroelectronics was the leading producer of EPROMs (1997 total market of $740 million, declining in 1998) and the second leading supplier of EEPROMs (1997 total market of $1.2 billion, increasing in 1998).

   According to published industry data, the total market for memory devices in 1997 was approximately $29.3 billion, with DRAMs, SRAMs, ROMs, EPROMs, flash and EEPROMs accounting for approximately 67.5%, 13.1%, 3.5%, 2.5%, 9.2% and 4.2% of the total, respectively.

   The Company's Memory Products Group is organized into the following divisions: (i) EPROMs; (ii) smartcard products; (iii) flash memories; (iv) EEPROMs and application-specific memories; and (v) SRAMs.

   EPROMs. STMicroelectronics produces a broad range of EPROMs, from 16 Kbit to 16 Mbit. According to published industry data, STMicroelectronics consolidated its world's leading market position for EPROMS in 1997, with revenues of $251 million (compared to $337 million in 1996) or approximately 32% of worldwide EPROM sales. The Company currently produces EPROMs using 0.5 micron CMOS technologies. The Company has entered into an agreement with WaferScale Integrated, a specialist in nonvolatile memory architecture in which the Company acquired a minority interest in 1997, for the development of advanced architecture designed to reduce die size by over 20% in high level memory products.

   The EPROM market is relatively mature, and worldwide sales declined in 1996 and 1997 according to published industry data due to declining prices. The Company has succeeded in maintaining its market leadership because of its EPROM technology, which has allowed the Company to build one of the broadest product portfolios currently offered in the market. At the same time, this technology has permitted continuous improvement of manufacturing yields and reduction of die size, giving the Company an advantageous cost position. Efficient manufacturing in the Singapore and Malaysia assembly plants together with STMicroelectronics' sales and distribution channels have contributed to the exploitation of the Company's technological advantage.

   Smartcard Products. Smartcards are credit card-like devices containing integrated circuits that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay telephone systems (primarily in France and Germany), cellular telephone systems (primarily in Europe), bank cards (primarily in France) and pay television systems (primarily in the United Kingdom and France). Other potential applications include medical record applications, card-access security systems and toll-access applications. The Company's sales of smartcard chips in 1997 totaled approximately $222 million (approximately a 30% increase on 1996 smartcard sales) of the approximately $515 million worldwide market (according to Company estimates), reinforcing the Company's leading market position with approximately a 43% market share. STMicroelectronics' cumulative shipments of integrated circuits for smartcards passed the one billion mark in 1996.

   Smartcards incorporate a variety of products manufactured by the Company, including microcontrollers, EPROMs, EEPROMs and flash memory components. In 1997, STMicroelectronics introduced a new device (ST1GRF42) for use in high volume contactless and contact-based applications, and also licensed the Java Card implementation (called Solo) from Schlumberger for advanced security MCU smartcard chips. In 1996, SGS-THOMSON was the first company to obtain security certification for banking and Pay-TV applications according to the ITSEC European norms.

   Flash Memories. The Company is using its EPROM and EEPROM know-how to develop advanced flash memory products. The Company currently supplies single voltage (1.8 volt) NOR cell structure flash memory products up to 8 Mbit, and is developing a family of 16 Mbit and 64 Mbit flash memories. In 1997, the Company also introduced a series of flash memory ICs combining 4 Mbit flash memory and a 256 Kbit parallel EEPROM memory for use in cellular phones and other portable equipment. The Company intends to develop a broad portfolio of flash memory devices to cover all EPROM-like market needs, including dual voltage and single voltage devices up to 16 Mbit. The Company also intends to develop specific processes based on current technology to produce 64 Mbit 0.35 micron devices for the mass storage market. The Company is using its flash memories and fast SRAMs as the focal point of its process development efforts due to their standardized design features, manufacturability and potential high volumes.

   In February 1998, the Company and Mitsubishi announced that they will jointly develop a new generation of flash memory products, starting with multi-level 64 Mbit, which will provide the advantages of both DINOR and NOR architecture, as well as associated processes from 0.20 through 0.18 micron.

   EEPROMs and Application-Specific Memories. The Company offers 1.2 micron serial EEPROMs up to 16 Kbit and parallel EEPROMs up to 64 Kbit. Serial EEPROMs are the most popular type of EEPROMs and are generally used in computer, automotive and consumer applications. Parallel EEPROMs account for a smaller portion of the EEPROM market, being used mainly in telecommunications equipment. STMicroelectronics entered the parallel EEPROM market in late 1993. The Company intends to work closely with its key customers and strategic allies to identify and develop new application-specific memory devices using mixed technologies.

   SRAMS. The Company focuses on producing nonvolatile SRAMs (battery back-up) used in computers and telecommunications equipment.

   PROGRAMMABLE PRODUCTS GROUP

   The Programmable Products Group designs, develops and manufactures microcomponents (including microcontrollers and digital signal processors), digital semicustom devices, graphic controllers and MPEG decoder ICs and image processing semicustom devices for many diverse products targeted at high growth digital applications, including information technology, automotive and multimedia. The Group generated revenues of $642.1 million in 1997 (a decrease of 6.9% over 1996), representing approximately 16.0% of STMicroelectronics' 1997 revenues. Approximately 44% of the Group's 1997 revenues were generated in Europe, while approximately 35%, 16% and 5% were generated in the Americas, the Asia Pacific region and Japan, respectively.

   Microcomponents. The Company's microcomponents division manufactures and sells microcontrollers, microprocessors and digital signal processors.

   Based on its experience with a variety of second-sourced microcontrollers, the Company has developed its complete "ST" family of proprietary microcontroller products, ranging from the 8-bit ST6, ST7 and ST9 microcontrollers to the 16-bit ST10 and 32-bit ST20 devices. The ST10 and ST20 families are designed to address the full spectrum of embedded processor applications, from computer peripherals such as hard disk drives and printers to high volume consumer appliances such as digital telephone handsets and digital satellite receivers. STMicroelectronics' microcontrollers draw on the Company's large product and technology portfolios to combine logic devices, EPROMs, EEPROMs, flash memories and various macrofunctions around a range of second-sourced and proprietary cores. The Company has also developed a line of starter kits and code generators and compilers that permit system designers to quickly and easily implement the Company's microcontrollers into their electronic systems. The Company is targeting emerging applications for microcontrollers, including televisions, monitors, set-top boxes for cable and satellite receivers, cellular telephones, global positioning systems and automobile navigation systems.

   Digital signal processors ("DSPs") are processors used for high complexity, high speed real-time computations. DSPs are used in a wide variety of multi-media applications. While STMicroelectronics does not sell DSPs as stand-alone products, the Company and its predecessors have been producing embedded DSPs for more than ten years. The Company is producing the D950 core, a fixed point DSP core based upon the Company's 0.5 micron/3.3V triple-level-metal HCMOS5 technology for a wide range of applications in the computer, telecommunications and consumer markets. The Company is prototyping a 0.35 micron/2.7V five-metal layer HCMOS6 technology version of the D950 core and is developing a new DSP core (D960) with high performance at very low power dissipation. Examples of applications include mobile phones, telephone answering machines, fax machines, modems, disk drives, video conferencing systems and speech, sound, music and other multimedia functions.

   In December 1997, STMicroelectronics and Hitachi announced an agreement to collaborate on the development of next-generation SuperH microprocessors for consumer electronics and multimedia applications. Under the agreement, the two companies will develop the new 64-bit SH-5/ST50 series based on Hitachi's original SuperH architecture and STMicroelectronics' know-how in 64-bit microprocessors, for interactive set-top boxes, digital video products, car multimedia systems and other consumer-orientated products.

   In March 1998, STMicroelectronics introduced a chip-set that enables customers, for the first time, to make a complete Global Positioning by Satellite ("GPS") navigation system with only two ICs, for use in automotive applications.

   Digital Semicustom Devices. Semicustom devices are ICs containing standardized lines or arrays of transistors that can be configured or interconnected to perform specific functions after a short design cycle time. STMicroelectronics manufactures a wide range of digital semicustom devices, including high-speed low-voltage 0.35 micron CMOS five-metal layer standard cells. A 0.25 micron CMOS process is available for designs in a semicustom environment.

   STMicroelectronics' semicustom devices are supported by libraries of cells, macro functions and design tools. STMicroelectronics supports popular CAD tools and platforms, and has strategic alliances with Cadence Design Systems, Inc., Mentor, Inc. and Synopsys, Inc. to develop semicustom CAD tools. STMicroelectronics is developing proprietary libraries for semicustom devices for telecommunications, computer and consumer applications.

   Image Processing. STMicroelectronics has created a business unit to design and manufacture products for the emerging digital video processing industry. Emerging digital video technologies offer a number of advantages over traditional analog video, including the ability to compress video data for transmission and storage, to transmit and reproduce video data without perceptible image degradation and to randomly access and edit video data.

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

   The Company's image processing business unit delivers large volumes of Motion Picture Experts Group ("MPEG") decoder ICs suitable for video CD products, personal computers, set-top boxes (including both cable and satellite) and digital TV applications. These products implement the MPEG 2 standard. According to industry data and the Company's estimation, in 1997 STMicroelectronics was the leading supplier of MPEG 2 decoder ICs with an approximately 50% share of the MPEG 2 decoders market. In 1997, STMicroelectronics introduced the STi5500 Omega chip, the first in a family of highly integrated devices that combine an MPEG 2 audio/video decoder with a 32-bit microprocessor and other functions to create a complete DVD or set-top box back-end on a single chip. The STi5500, designed to replace three existing ICs, is scheduled to enter volume production in 1998. In April 1998, STMicroelectronics introduced the STi7000 chip, the first integrated solution for High-Definition Television (HDTV) combining an MPEG-2 decoder with an advanced display and format converter into one single chip. The Company expects production of the STi7000 to start in the fourth quarter of 1998.

   The Company has developed and is currently supplying a single chip solution (called Omega) integrating a 32-bit microcontroller core, an MPEG 2 decoder IC and a transport function IC, as well as an MPEG 2 HDTV full decoder for implementation of ATV in the United States. Certain major international PC OEMs and add-in card manufacturers have selected the Company's RIVA 128(TM) 3D, PCI/AGP multimedia accelerator to deliver visual computing on PC platforms. The RIVA 128, which was developed in conjunction with nVidia, combines advanced 3D graphics acceleration, industry leading 2D graphics acceleration with superior video and imaging capabilities into a single-chip mainstream multimedia accelerator. The Company has licensed the high speed Rambus interface for its Mulitmedia IC product family.

   NEW VENTURES GROUP

   STMicroelectronics established the New Ventures Group in May 1994 to bring together various major product initiatives that would otherwise have been coordinated within and across individual product groups. The Group identifies and develops new business opportunities to complement the Company's existing businesses and exploit its technological know-how, manufacturing capabilities and global marketing team. Initial activities have focused on manufacturing and marketing x86 and products based on x86 embedded cores. New activities include design and manufacturing of "system on silicon" solutions based on the 486 CPU core.

   The Company expects to be able to use microprocessor technology, its broad range of other products and technologies and its strengths in developing and marketing application-specific products to produce powerful x86 core-based embedded applications and derivative products.

   In 1997, STMicroelectronics introduced the ST PC Consumer chip, a low cost, high performance multimedia PC on a single chip with a view to developing new generations of ST PC products. The new device integrates a high performance processor that is fully compatible with standard fifth generation x86 devices, comprehensive support logic, a graphics subsystem and a video pipeline. In 1997, STMicroelectronics also acquired a majority interest in Metaflow, a specialist developer of microprocessor architecture, that is working with the Company in the development of x86 products and cores. The Company also has licensed the high speed Rambus interface for its Multimedia IC product family.

SALES, MARKETING AND DISTRIBUTION

   In 1997, the Company derived approximately 78% of its revenues from sales directly to customers through its regional sales organizations (compared to approximately 79% in 1996) and 22% of its net revenues from sales through distributors (compared to approximately 21% in 1996). The Company operates regional sales organizations in Europe, North America, the Asia Pacific region, Japan and, since January 1, 1998, in "Region Five" which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. In 1997, approximately 43.6% of the Company's revenues originated in Europe (compared to approximately 43.4% in 1996), while 22.4% originated in the Americas (compared to approximately 21.9% in 1996), 26.5% originated in the Asia Pacific region (compared to approximately 27.3% in 1996), 5.3% originated in Japan (compared to approximately 5.5% in 1996) and 2.2% originated in Region Five (compared to approximately 1.9% in 1996). In 1996 the Company's sales in the Asia Pacific region passed the $1 billion level. One customer accounted for more than 5% of the Company's net revenues in 1997.

   The European region is divided into ten sales and marketing units: five major accounts groups organized by market segments (telecom, industrial and smartcards, consumer, automotive and computer), four geographically-configured units to cover mid-sized OEM customers (France and the Benelux, Central Europe, Northern Europe and Southern Europe) and a distribution unit.

   In North America, the sales and marketing team is organized into five business units that are located near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial and consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California), communications (Dallas, Texas) and distribution (Boston, Massachusetts). Each business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system oriented products. This structure allows STMicroelectronics to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with its current product portfolio. A central product marketing operation in Boston provides product support and training for standard products for the North America region, while a logistics center in Phoenix supports just-in-time delivery throughout North America. In addition, a comprehensive distribution business unit provides product and sales support for the nationwide distribution network.

   In the Asia Pacific region, sales and marketing is organized by country and is managed from the Company's regional sales headquarters in Singapore. The Company has sales offices in Taiwan, Korea, China, Hong Kong, Malaysia, Thailand and Australia. The Singapore sales organization provides central marketing, customer service, technical support, shipping, laboratory and design services for the entire region. In addition, there are design centers in Taiwan, Korea and Hong Kong.

   In Japan, the large majority of the Company's sales are made through distributors, as is typical for foreign suppliers to the Japanese market. However, the Company's sales and marketing engineers in Japan work directly with the customers as well as with the distributors to meet customers' needs. The Company provides marketing and technical support services to customers through sales offices in Tokyo and Osaka. In addition, the Company has established a design center and application laboratory in Tokyo. The design center designs custom ICs for Japanese clients, while the application laboratory allows Japanese customers to test STMicroelectronics' products in specific applications.

   Region Five was created as of January 1, 1998 and includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. Prior to that time, these markets had been covered, where appropriate, by the other existing sales and marketing organizations. Region Five also includes the design center in India, which employs 300 people in a wide range of activities. The Company intends to increase its focus on the new sales and marketing region to enhance its presence in these new markets.

   The Company's central marketing efforts are organized into a central strategic marketing organization and a key account management organization. The strategic marketing organization is organized by application market. The focus is on system research and development and the timely generation of the advanced system know-how and intellectual property that is critical to the successful introduction of future generations of differentiated products.

   In 1996, the Company undertook the Gold Standard program, a long-term commitment to excellence in standard products. The program consists of manufacturing and offering standard products at the same price level as the market but with a superior level of quality, service and lead time. The related initiatives included worldwide advertising, promotional task forces in all regions, special distribution initiatives and worldwide training of salespeople and marketing personnel.

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

   Each of the five regional sales organizations operate dedicated distribution organizations. To support the distribution network, STMicroelectronics operates logistic centers in Saint Genis, France, Phoenix, Arizona and Singapore, and has made considerable investments in warehouse computerization and logistics support.

   The Company also uses distributors and representatives to distribute its products around the world. Typically, distributors handle a wide variety of products, including products that compete with STMicroelectronics' products, and fill orders for many customers. Most of the Company's sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. The Company recognizes revenues when it ships products to distributors. Sales representatives generally do not offer products that compete directly with the Company's products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory; instead, their customers place large quantity orders directly with STMicroelectronics and are referred to distributors for smaller orders.

RESEARCH AND DEVELOPMENT

   Management believes that research and development is critical to the Company's success and is committed to increasing research and development expenditures in the future. Despite significant cost reductions following the Company's formation in 1987, and particularly in 1990 and 1991 when the Company experienced losses, management did not reduce research and development spending. The table below sets forth information with respect to the Company's research and development spending since 1993 (not including design center, process engineering, pre-production or industrialization costs):

                                    YEAR ENDED DECEMBER 31,
                               --------------------------------------
                                1993    1994    1995    1996    1997
                               ------  ------  ------  ------  ------
                                   (IN MILLIONS, EXCEPT PERCENTAGES)
Expenditures.................. $270.9  $338.3  $440.3  $532.3  $610.9
as a percentage of net
 revenues.....................   13.3%   12.8%   12.4%   12.9%   15.2%

   As a result of the history of the Company, approximately 83% of the Company's research and development expenses in 1997 were incurred in Europe, primarily in France and Italy. See "--State Support for the Semiconductor Industry." As of December 31, 1997, approximately 4,100 employees were employed in research and development activities.

   Central research and development units conduct research on the basic VLSI technologies, packaging technologies and design tools that are used by all product groups and the front-end manufacturing organization. STMicroelectronics' central research and development activities are conducted in Crolles, France; Agrate, Italy; Carrollton, Texas; Phoenix, Arizona; Berkeley, California; and Noida, India. The central research and development units participate in several strategic partnerships. The Company's manufacturing facility at Crolles, France houses a research and development center that is operated pursuant to a partnership agreement between the Company and CNET, the research laboratory of France Telecom, an indirect shareholder of the Company. This center has developed submicron process technologies and is currently working on the development of 0.18 micron and future generation technologies. The Company has also entered into an agreement with Philips Semiconductors to jointly develop such sub-micron CMOS logic processes in Crolles, France which has recently been extended through the year 2000. A technical center in Noida, India, develops design software and CAD libraries and tools.

   The Company has signed an agreement providing for a research and development cooperation with GRESSI, the research and development Groupement d'Interet Economique ("GIE") formed by the CNET, a research laboratory wholly owned by France Telecom, and the Laboratoire d'Electronique de Technologie d'Instrumentation ("LETI"), a research laboratory of CEA, the parent company of one of the indirect shareholders of the Company. The objectives of the cooperation are to develop know-how on innovative aspects of VLSI technology evolution which can be transferred to industrial applications, and to address the development of innovative process steps and process modules to be used in future generations of VLSI products. The cooperation agreement is based upon a pluriannual plan through 1998, and the Company is expected to bear half of the program's total cost. See "Item 13: Interest of Management in Certain Transactions." The Company has developed a wide network of cooperation with several universities in the United Kingdom (Bristol and Newcastle), Italy (Bologna, Catania, Milan, Pavia and Turin), France (Grenoble, Marseille, Toulouse and Tours), in the United States (Carnegie Mellon, Stanford, Berkeley and UCLA) and Singapore for basic research projects on design and process development.

   In addition to central research and development, each operating division also conducts independent research and development activities on specific processes and products.

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

   The main European programs in which the Company is involved include: (i) the Micro-Electronics Development for European Application ("MEDEA") cooperative research and development program, (ii) European Union research and development projects such as ESPRIT (European Strategic Programme for Information Technology) and RACE (Research and Development in Advanced Communications Technologies for Europe), (iii) national programs for research and development and industrialization in the electronics industries, and (iv) investment incentive programs for the economic development of certain regions. The pan-European programs are generally open to eligible companies operating and investing in Europe and cover a period of several years. In Italy, both electronics and economic development programs are open to eligible companies regardless of their ownership or country of incorporation.

   The MEDEA cooperative research and development program was launched in June 1996 by the Eureka Conference and is designed to bring together many of Europe's top researchers in a 12,000 man-year program that will cover the period 1997-2000. The MEDEA program replaced the joint European research program called JESSI, which was a European cooperative project in microelectronics among several countries that covered the period 1988 through 1996 and involved more than 80 companies. ESPRIT started in 1983 and is being extended through 1998 within the fourth framework program of the European Commission on Information and Communication Technologies ("ICT"). In Italy, the Programma Nazionale per la Microelettronica has 18 participants, and various programs for intervention in the Mezzogiorno (southern Italy) are open to eligible companies, including non-European companies, operating in the region and regulated by specific laws. Italian programs often cover several years, but funding is typically subject to annual budget appropriation. In France, support for microelectronics is provided to over 30 companies manufacturing or using semiconductors. The amount of support under French programs is decided annually and subject to budget appropriation.

   As a result of the history of the Company, its research and development facilities and activities are mainly concentrated in France and Italy, and the substantial majority of the Company's state funding has been derived from programs in such countries. The Company has entered into funding agreements with France and Italy which set forth the parameters of state support under certain national programs and require, among other things, compliance with European Commission ("EC") regulations and approval by EC authorities and annual and project-by-project reviews and approvals.

   The EC adopted guidelines in 1995 seeking to limit state aid for research and development activities routinely performed in the normal course of the business. There can be no assurance that the Company will be able to continue to benefit from state aid previously committed, that such aid will not be revoked or discontinued at any time or that aid granted by a material government for research and development will not be reviewed or challenged by the EC.

   Funding of programs in France and Italy is subject to annual appropriation, and if such governments were unable to provide anticipated funding on a timely basis or if existing government-funded programs were curtailed or discontinued, such an occurrence could have a material adverse effect on the Company's business, operating results and financial condition. From time to time the Company has experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside the Company's control, there can be no assurance that the Company will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms favorable to the Company as those previously provided.

   Public authority funding for research and development is reported in "Other Income and Expenses" in the Company's consolidated statements of income. See
Note 19 to the consolidated audited financial statements for each of the years in the three-year period ended December 31, 1997, including the Notes thereto (collectively, the "Consolidated Financial Statements") included elsewhere in this annual report on Form 20-F. Such funding has totalled $89.6 million, $63.8 million and $55.3 million in the years 1995, 1996 and 1997, respectively. Public funding for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) is offset against expenses in computing cost of sales, and has the effect of increasing the Company's gross profit. Such funding of industrialization costs has totalled $11.8 million, $4.6 million and $6.2 million in 1995, 1996 and 1997, respectively. See Note 19 to the Consolidated Financial Statements. Government support for capital expenditures funding has totalled
$64.5 million, $93.3 million, and $30.2 million in the years 1995, 1996 and 1997, respectively. Such funding has been used to support the Company's capital investment; while receipt of these funds is not directly reflected in the Company's results of operations, the resulting lower amounts recorded in property, plant and equipment reduce the level of depreciation recognized by the Company.

   Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic's Fund for Applied Research, established in 1968 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 1995, 1996 and 1997, the Company had $115.4 million, $95.2 million and $63.7 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 2.6%, 2.3% and 2.1%, respectively.

INTELLECTUAL PROPERTY

   Intellectual property rights which apply to various Company products include patents, copyrights, trade secrets, trademarks and maskwork rights. STMicroelectronics owns more than 15,000 original invention patents or pending patent applications, most of which have been registered in several countries around the world. In 1997, the Company filed 561 original patent applications around the world. Management believes that its intellectual property represents valuable property and intends to protect the Company's investment in technology by enforcing all of its intellectual property rights.

   The Company has entered into several patent cross-licenses with several major semiconductor companies, consisting primarily of most of the major Japanese and Korean semiconductor companies.

   Pursuant to a 1977 license agreement (the "Intel License Agreement"), STMicroelectronics' U.S. subsidiary ("ST Microelectronics U.S.") is licensed to make, have made, use and sell (in addition to other rights) products that practice all Intel patents filed prior to March 1999 for the life of such patents. The Intel License Agreement was originally entered into by Mostek Corporation ("Mostek") and Intel. ST Microelectronics U.S. succeeded to the interest of Mostek under the Intel License Agreement upon the Company's formation in 1987. ST Microelectronics U.S.'s succession rights under the Intel License Agreement were upheld in a court judgment rendered in July 1992 which is now final as well as in a court judgment dated December 30, 1994 which has been confirmed on appeal.

   The Company has also acquired a majority ownership interest in Metaflow and is working with Metaflow and others to develop and manufacture x86 microprocessors and related products.

   The Company's success depends in part on its ability to obtain patents, licenses and other intellectual property rights covering its products and their design and manufacturing processes. To that end, the Company has acquired certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to the Company or available to the Company subject to adverse terms and conditions. Litigation, which could demand financial and management resources, may be necessary to enforce patents or other intellectual property rights of the Company.

   Also, there can be no assurance that litigation will not be commenced in the future against the Company regarding patents, maskworks, copyrights, trademarks or trade secrets, or that any licenses or other rights to necessary intellectual property could be obtained on acceptable terms. The failure to obtain licenses or other intellectual property rights, as well as the expense or outcome of litigation, could adversely affect the Company's results of operations or financial condition. The Company has from time to time received, and it may in the future receive, communications alleging possible infringement of certain patents and other intellectual property rights of others. Regardless of the validity or the successful assertion of such claims, the Company could incur significant costs with respect to the defense thereof which could have a material adverse effect on the Company's results of operations or financial condition. See "Item 3: Legal Proceedings."

BACKLOG

   The Company's sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery to reflect changes in customer needs or industry conditions.

   The Company's backlog decreased during 1997 in difficult semiconductor market conditions. In the first quarter of 1998, backlog increased marginally compared to year-end 1997. During periods of industry overcapacity and declining selling prices customer orders are not generally made as far in advance of the scheduled shipment date as during periods of capacity constraint. The resulting lower levels of backlog have reduced management's ability to forecast production levels and revenues.

   STMicroelectronics also sells certain products to key customers pursuant to frame contracts. Frame contracts are annual fixed-price contracts with customers setting forth the terms of purchase and sale of specific products that may be ordered in the future. These contracts allow the Company to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to risks of price reduction and order cancellation.

COMPETITION

   Markets for the Company's products are intensely competitive. While only a few companies compete with STMicroelectronics in all of the Company's product lines, the Company faces significant competition in each of its product lines. STMicroelectronics competes with major international semiconductor companies, some of which have substantially greater financial and other resources than the Company with which to pursue engineering, manufacturing, marketing and distribution of their products. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own integrated circuit products and foundry operations. Some of the Company's competitors are also its customers.

   The Company does not manufacture DRAMs, which are commodity memory products sold in high volumes that have experienced severe price cutting in 1996, 1997 and to date in 1998. The Company's absence from the DRAM market contributed to the Company's outperformance of the semiconductor industry in 1996, when the Company's net revenues increased by approximately 15.8%. According to trade association data, the TAM increased by 4% in 1997 compared to 1996, while the SAM increased 10%. The Company gained market share in 1995 and 1996 against both the TAM and the SAM, lost market share against both the TAM and the SAM in 1997 and, based on preliminary data for the first quarter of 1998, gained market share against both the TAM and the SAM in the first quarter of 1998 compared to the first quarter of 1997. The Company attributes its lower market share in 1997 in part to its marginal presence in the x86 microprocessor market and the market for datacom products, two market segments that experienced sustained growth in 1997, and in part to fierce competition for hard disk drives and a market slowdown in sales of set-top boxes, two market segments in which the Company has strong market positions. The Company believes that recent difficult market conditions have led certain of its competitors to redirect their marketing focus and manufacturing capacity toward products that compete with the Company's products. The Company believes increased competition in its core product markets is generating greater pricing pressure, increased competition for market share in the SAM, and a generally more challenging market environment for the Company.

   According to trade association data, the SAM increased approximately 9.9% in 1997 over 1996. The Company's net revenues for 1997 decreased 2.5% compared to net revenues for 1996, due in part to declining prices resulting from production overcapacity in the industry and strong competition from foundry and other manufacturers in certain product families, as well as the impact of the appreciation of the U.S. dollar on net revenue registered in European and Japanese currencies and a less favorable product mix. The Company's gross profit margin declined from 41.4% in 1996 to 38.9% in 1997. There can be no assurance that the Company will experience revenue growth at or above the growth rate for the TAM or the SAM, or that increased competition in the Company's core product markets will not lead to further price erosion, lower revenue growth rates and lower margins for the Company.

   According to published industry data and other industry sources, investment in worldwide semiconductor fabrication capacity totalled approximately $39 billion in 1995, $44 billion in 1996 and $40 billion in 1997, or approximately 27%, 33% and 29.2%, respectively, of the TAM for such years. In addition to international semiconductor companies, companies specializing in operating semiconductor foundries such as UMC, TSMC and Charter Semiconductors, have added significant capacity, particularly in Asia. These additions to capacity have contributed to an increase of supply over demand and to declines in average selling prices and the downturn in the industry. These has also been a shift in existing industry capacity to production of products that compete with the Company's products. The Company believes that fluctuations in the rate of industry capacity additions relative to the growth rate in demand for semiconductor products could continue to contribute to fluctuations in average selling prices and affect the Company's results of operations.

   The Company's primary competitors include Advanced Micro Devices, Inc., Hitachi, Intel Corporation, Lucent Technologies, Inc., Mitsubishi Electric Corporation, Motorola, Inc., National Semiconductor Corporation, Nippon Electric Company, Ltd., Philips Semiconductors, Samsung, Siemens, Texas Instruments Incorporated and Toshiba. The market for the Company's new x86 microprocessors is currently dominated by Intel Corporation. Companies primarily operating foundries include UMC, TSMC and Charter Semiconductors.

   The Company competes in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. The Company's ability to compete successfully depends on elements both within and outside of its control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

EMPLOYEES

   At December 31, 1997, the Company employed approximately 28,728 people, of whom approximately 5,650 were employed in France, 5,979 were employed in Italy, 610 were employed in the rest of Europe, 2,741 were employed in the United States, 5,297 were employed in Malta and Morocco and 8,451 were employed in Singapore, Malaysia and Japan. As of December 31, 1997 approximately 4,100 employees were engaged in research and development, 1,700 in marketing and sales, 20,200 in manufacturing, 1,400 in administration and general services and 1,300 in divisional functions.

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

   As part of its commitment to the principles of TQM, the Company decided in July 1994 to develop an internal education organization called "ST University", responsible for organizing training courses to executives, engineers, technicians and sales personnel within the Company and coordinating all training for STMicroelectronics' employees. In 1997, ST University organized over 64,000 hours of training for 2,200 employees.

   In order to optimize the training given by ST University and the requirements of the Company's personnel, as well as to optimize costs, ST University has endeavored to qualify internal trainers chosen from among the Company's personnel, and 85 such trainers have been qualified to date.

ENVIRONMENTAL MATTERS

   The Company's manufacturing operations use many chemicals and gases and the Company is subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Consistent with the Company's TQM principles, the Company has established proactive environmental policies with respect to the handling of such chemicals and gases and emissions and waste disposals from its manufacturing operations. The Company has engaged outside consultants to audit its environmental activities and has created environmental management teams, information systems, education and training programs, and environmental assessment procedures for new processes and suppliers. All of the Company's plants are certified for the Eco-Management and Audit Scheme ("EMAS") and seven sites have also obtained ISO 14001 certification. The Company expects that all of its sites will obtain ISO 14001 certification during 1998.

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

                        ITEM 2: DESCRIPTION OF PROPERTY

MANUFACTURING

   STMicroelectronics currently operates 17 main manufacturing facilities around the world. The table below sets forth certain information with respect to STMicroelectronics' current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants and back-end facilities are assembly, packaging and final testing plants.

      LOCATION                      PRODUCTS                         TECHNOLOGIES
      --------                      --------                         ------------
FRONT-END FACILITIES:
Crolles, France        Semicustom devices, x86,           Fab -  8-inch 0.5/0.25 micron CMOS
                       microcontrollers and dedicated            and 0.7/0.5 micron BiCMOS;
                       products                                  R&D on VLSi submicron
                                                                 technologies in conjunction
                                                                 with CNET and Philips
                                                                 Semiconductors
Phoenix, Arizona       Dedicated products                 Fab -  8-inch 0.7/0.35 micron CMOS
Agrate, Italy          Nonvolatile memories,              Fab 1- 6-inch 0.8/0.5 micron CMOS
                       microcontrollers and
                       dedicated products                 Fab 2- 6-inch 2.0/1.0 micron
                                                                 BiCMOS and BCD
                                                          Fab 3- 6-inch 0.5/0.25 micron
                                                                 CMOS pilot line being
                                                                 converted to 8-inch
Rousset, France        Microcontrollers, nonvolatile      Fab - 6-inch 0.6 micron CMOS
                       memories and smartcard ICs
Catania, Italy         Power transistors, smart power     Fab 1-5-inch 3 micron bipolar
                       ICs and flash memories                    power
                                                          Fab 2-6-inch 4/1 micron MOS power
                                                          Fab 3-6-inch 4/1 micron pilot
                                                                 line
                                                          Fab 4-8-inch 0.7/0.35 CMOS
Rennes, France         Dedicated and power products       Fab -  5-inch 2 micron BiCMOS,
                                                                 BCD and bipolar
Castelletto, Italy     Smart power BCD                    Fab - 6-inch 4.0/1.0 micron
                                                                 bipolar and mixed BCD pilot
                                                                 line
Tours, France          Protection thyristors, diodes and  Fab 1-4/5-inch discrete
                       application-specific discretes     Fab 2-4/5-inch discrete
Ang Mo Kio, Singapore  Dedicated products,                Fab 1- 5-inch 1.5 micron CMOS and
                       microcontrollers, power                   power MOS
                       transistors and commodity
                       products
                                                          Fab 2- 5-inch 6/3 micron bipolar
                                                                 transistor
                                                          Fab 3-5-inch 2 micron bipolar ICs
                                                          Fab 4-5-inch 5 micron standard
                                                          linear
Carrollton, Texas      Memories, microcontrollers,        Fab 1- 6-inch 1.2 micron CMOS and
                       dedicated products and semicustom         BiCMOS
                       devices
                                                          Fab 2- 6-inch 0.8/0.6 micron CMOS
Rancho Bernardo,       Dedicated products                 Fab -6-inch 1 micron BCD
 California
BACK-END FACILITIES:
Muar, Malaysia         Standard products
Kirkop, Malta          Dedicated, microcontrollers,
                       semicustom devices
Toa Payoh, Singapore   Nonvolatile memories and power
                       ICs
Ain Sebaa, Morocco     Discrete products
Shenzhen, China        Discrete and Standard products
Bouskoura, Morocco     Subsystems, RF

   STMicroelectronics has expanded its diversified manufacturing infrastructure while improving the cost, quality and flexibility of its operations. STMicroelectronics has applied recent investments in its manufacturing facilities to bring to close to full capacity the 8-inch front-end manufacturing facility in Crolles, France, to continue the ramp up of the new 8-inch front-end manufacturing facility in Phoenix, Arizona, to complete the building of and to begin equipping the third 8-inch front-end manufacturing facility in Catania, Italy, and to continue to build and equip a new back-end facility in Shenzhen, China. During 1997, the Company completed conversion from 4-inch to 5-inch of the two front-end wafer fabrication plants in Tours, France, from 5-inch to 6-inch of the front-end wafer fabrication facility in Rousset, France, and has installed a new 6-inch module in the Rancho Bernardo, California front-end wafer fabrication facility. In addition, the Company has continued the construction of a new 8-inch front-end wafer fabrication facility in Rousset, France, and the 6-inch to 8-inch conversion and expansion of one of its front-end wafer fabrication plants in Agrate, Italy, and has started the construction of a new 8-inch front-end wafer fabrication facility in Singapore. The Company has also identified one more 8-inch front-end wafer fabrication plant to be built in Italy that is planned to be operational by the year 2001. The Company has decided to build a new 300 millimeter, 12-inch wafer research fabrication and pilot line at Crolles (France) using 0.18 micron and below process technology. The pilot line will be operated in partnership with Leti and CNET, which are already working with the Company in Crolles. The Company has also announced plans for a new center for advanced research and development and industrialization in the field of nonvolatile memories in Agrate (Italy) to target 0.13 micron CMOS technology generation by 2003. In 1997 the Company closed its last major 4-inch fabrication plant, and almost all of the Company's production is now manufactured on 5-, 6- and 8-inch wafers.

   In April 1998, STMicroelectronics signed an agreement with Burr-Brown Corporation bringing together Burr-Brown's circuit design expertise in high performance analog and mixed signal circuits and the Company's advanced mixed signal process technology and know-how. Under the agreement, Burr-Brown will design integrated circuits using the Company's bipolar-CMOS-DMOS (BCD) mixed signal process technology. The Company will also provide Burr-Brown with front-end manufacturing and packaging services.

   In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG") that built and equipped a back-end manufacturing facility mentioned above in the Futian free-trade zone of Shenzhen in southern China. STMicroelectronics owns a 60% interest in the joint venture, with a subsidiary of SEG owning the remaining 40%. Construction of the plant and equipment installation was completed in 1996 as scheduled and production started at the end of 1996. The joint venture will have invested approximately $120 million in the project by the end of 1998. SEG is a diversified export-oriented electronics company controlled by the Shenzhen Municipal Government that manufactures communications equipment, computers and electronic products and components and engages in import-export trading, financial investment management and real estate.

   Although each fabrication plant is dedicated to specific processes, the Company's strategy is to develop local presences, better serve customers and mitigate manufacturing risks by having key processes operated in different manufacturing plants. The Company is also seeking to take advantage of current industry overcapacity by qualifying subcontractors on a limited basis both for wafer foundry and back-end services and thereby minimizing its capital expenditure needs.

   The Company's manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although the Company's increased manufacturing efficiency has been an important factor in its improved results of operations, the Company has from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. No assurance can be given that the Company will be able to increase manufacturing efficiency in the future to the same extent as in the past or that the Company will not experience production difficulties in the future. In addition, during past periods of high revenue growth for the Company, the Company's manufacturing facilities, particularly back-end assembly, packaging and testing facilities, have operated at high capacity.

   STMicroelectronics is fostering a corporate-wide TQM culture that defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development, production and consignment for all product lines. TQM in STMicroelectronics is based on five key principles: management commitment, employee empowerment, continuous improvement, management by fact and customer focus. TQM has become an integral part of the STMicroelectronics' culture and it is designed to develop a self-directed work force with a common set of values, objectives and problem-solving processes. Since 1987, the Company has improved average AIQ (electrical) status levels from 5,000 ppm to 14 ppm in the third quarter of 1997. The Company uses through-the-wall mounted equipment for clean rooms to reduce the risk of wafer contamination from equipment. The Company also uses robot confinement systems to reduce the risk of wafer contamination. The Company's CIM systems provide management with real time data on all aspects of the performance of its manufacturing systems. Most of the Company's manufacturing facilities have been certified to conform to ISO international quality standards. Several major customers, including in 1997, Hewlett-Packard, Nokia, Sharp, Chrysler and Sanyo, have recognized STMicroelectronics' commitment to quality and have honored the Company with quality awards. In September 1997, the Company was awarded the 1997 European Quality Award For Business Excellence in the category of large business by the EFQM.

   STMicroelectronics' manufacturing processes use many raw materials, including silicon wafers, lead frame, mold compound, ceramic packages and chemicals and gases. The Company obtains its raw materials and supplies from diverse sources on a just-in-time basis. Although supplies for the raw materials used by the Company are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

   The Company has principal executive offices located in the vicinity of Geneva Airport at Route de Pre-Bois 20, ICC Bloc A, 1215 Geneva 15, Switzerland and at Technoparc du Pays de Gex- BP112, 165 rue Edouard Branly, 01637 St. Genis Pouilly, France. The latter office is maintained by the Company's French subsidiary. The Company also maintains executive offices in Agrate Brianza, Italy, and Paris, France. The Company's corporate seat is in Amsterdam, The Netherlands. The Company also operates nine research and development centers and 31 design centers. The Company maintains regional sales headquarters in Geneva, Switzerland, Boston, Massachusetts, Singapore and Tokyo, Japan, and has 57 sales offices in 23 countries throughout Europe, North America and the Asia Pacific region. In general, the Company owns its manufacturing facilities and leases most of its sales offices.

   As is common in the semiconductor industry, the Company has from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, has suffered delays in product deliveries or reduced yields. There can be no assurance that the Company will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, construction delays, ramping up production at new facilities, upgrading or expanding existing facilities, changing its process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that include 8-inch or larger capabilities and require 0.5 micron or smaller technology has increased the potential for losses associated with production difficulties, imperfections, or other causes of defects. In the event of an incident leading to an interruption of production at a fab, the Company may not be able to shift production to other facilities on a timely basis or the customer may decide to purchase products from other suppliers, and in either case the loss of revenues and impact on the Company's relationship with its customers could be significant. The Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately.

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

   Criminal proceedings are currently ongoing against certain current and former Company employees in connection with alleged unauthorized use of public funds for research and development in the management of the research and development consortium Corimme, in which the Company's Italian subsidiary ("STMicroelectronics Italy") has a two-thirds voting interest (the remaining one-third interest is held by the University of Catania). The proceedings started in 1994 when, following some fiscal audits made by the tax authorities of Catania at the premises of Corimme, the tax authorities in Catania informed the public prosecutor of alleged criminal violations relating to taxes (unauthorized VAT deductions and irregular invoicing for services between Corimme and STMicroelectronics Italy) and the use of public financing (unauthorized use of public funds intended solely for research and development activities) from 1988 to 1994. As part of the tax proceedings, the VAT office of Catania issued verification notices against Corimme alleging unauthorized VAT deductions and irregular invoicing and against STMicroelectronics Italy alleging improper invoicing for alleged production services performed by Corimme for the account of STMicroelectronics Italy. To date, several tax commissions and courts of competent jurisdiction have upheld the positions of STMicroelectronics Italy and Corimme. However, appeals are still pending and no final decision has been reached yet.

   The public prosecutor in Catania also commenced a criminal investigation into alleged unauthorized use of public funds for research and development. Based on a report from a panel of experts appointed by the public prosecutor, the prosecutor issued a request for indictment in June 1997 against the 11 members of the Board of Directors of Corimme, comprising eight employees or ex-employees of STMicroelectronics Italy and three professors of the University of Catania.

   Following such request for indictment, the 11 members of Corimme's Board of Directors filed an incidente probatorio in December 1997, requesting the appointment of a panel of independent experts to verify the assertions made by the public prosecutor's experts. During a hearing on March 25, 1998, the judge for the preliminary hearing accepted the incidente probatorio and named a panel of independent experts, who will make a report to her to decide on the request for indictment. The panel of independent experts commenced its review on May 7, 1998 and has 120 days to complete its review, subject to extensions permitted by law.

   The Company's management believes that Corimme's contractual and other requirements have been honored in all material respects in accordance with the requirements and with applicable financial procedures provided by the Italian government and has no grounds to suspect malfeasance. The Company has offered to cooperate in full with the authorities in the conduct of the inquiry. Although it is impossible to determine the ultimate scope or outcome of the investigation, management believes the investigation will not have a material effect on the financial condition or results of operations of the Company.

                         ITEM 4: CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information with respect to the ownership of the Company's Common Shares as of June 10, 1998.

                                                                 COMMON SHARES
SHAREHOLDERS                                                        OWNED (1)
------------                                                     ---------------
                                                                   NUMBER    %
                                                                 ---------- ----
STMicroelectronics Holding II B.V. ("ST Holding II")............ 79,863,880 56.2

--------
(1) Prior to the offer and sale of Common Shares by the Company and ST Holding II, completed on June 10, 1998 (the "Share Offering"), ST Holding II held 68.9% of the outstanding Common Shares of the Company. In connection with the Share Offering, the Company and ST Holding II granted the underwriters of such offering an overallotment option exercisable within thirty days of June 5, 1998 for 450,000 and 2,400,000 Common Shares, respectively. Assuming such over-allotment option is exercised in full, ST Holding II will own 77,463,880 Common Shares, or 54.3% of the outstanding Common Shares. Simultaneously with the Share Offering, the Company offered and sold $513,852,000 principal amount at maturity Liquid Yield Option(TM) Notes (the "Notes") convertible, subject to certain conditions, into Common Shares at a conversion rate of 8.952 Common Shares per $1,000 principal amount at maturity. Assuming all Notes are converted, ST Holding II will own 54.4% of the outstanding Common Shares (52.6% if the Share over-allotment option is also exercised in full). These calculations do not give effect to Common Shares that may be issued under the Employee Stock Plan or pursuant to options granted to members and professionals of the Supervisory Board.

   The officers and directors of the Company as a group do not own a material number of Common Shares.

   On September 26, 1997, the Board of Directors of Thomson-CSF approved the sale of its entire minority interest in FT2CI, the French holding company that owned a 50% indirect interest in the Company through ST Holding and ST Holding II to FT1CI, a holding company whose shareholders are CEA-Industrie and France Telecom. The purchase price for such transaction was $1,226,500,000, and the transfer of shares was completed on October 6, 1997. As a result of the transaction, CEA-Industrie and France Telecom have doubled their joint indirect interest in the Company. The Company has been informed by CEA-Industrie and France Telecom that FT1CI and FT2CI were merged at the end of 1997, with FT1CI as the surviving company in the merger. These transactions do not modify the equality in ownership interests between the French shareholders and the Italian shareholders.

   The chart below illustrates the current shareholding structure:

   This information was represented by an organizational chart in the original document.

   Description of Shareholding Structure: STMicroelectronics N.V. is owned 56.2% by STMicroelectronics Holding II B.V. and 43.8% by the public. STMicroelectronics Holding II B.V. is a wholly-owned subsidiary of STMicroelectronics Holding N.V. which is 50% owned by a group of French shareholders and 50% owned by a group of Italian shareholders. The French shareholder, FT1CI, is owned 51% by CEA-Industrie and 49% by France Telecom, respectively. The Italian shareholder, MEI, is owned 50.1% and 49.9% by I.R.I. and Comitato SIR, respectively.

SHAREHOLDER AGREEMENTS

   In connection with the formation of the Company, Thomson-CSF and STET, as shareholders of the Company, entered into a shareholders agreement on April 30, 1987. In connection with the formation of ST Holding in 1989, which coincided with the acquisition by Thorn EMI of its interest in the Company, the shareholders agreement (as amended, the "Holding Shareholders Agreement") was amended to apply to the parties' ownership in ST Holding. The rights and obligations of Thomson-CSF and STET under the Holding Shareholders Agreement were subsequently transferred to or assumed by, as the case may be, FT2CI for Thomson-CSF, and Finmeccanica and MEI for STET. In connection with the transfer by Finmeccanica of its interest in ST Holding to MEI, the rights and obligations of Finmeccanica under the Holding Shareholders Agreement were subsequently transferred to or assumed by, as the case may be, MEI.

   The Holding Shareholders Agreement contemplates that the parties shall agree upon common proposals and jointly exercise their powers of decision and their full control of the strategies and actions of ST Holding and the Company. Under the Holding Shareholders Agreement, the Supervisory Board of ST Holding, which is composed of three representatives of the French Owner and three representatives of the Italian Owner, must give its prior approval before ST Holding, the Company, or any subsidiary of the Company may: (i) modify its articles of incorporation; (ii) change its authorized share capital, issue, acquire or dispose of its own shares, change any shareholder rights or issue any instruments granting an interest in its capital or profits; (iii) be liquidated or dispose of all or a substantial and material part of its assets or any shares it holds in any of its subsidiaries; (iv) enter into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or form a new company; (v) approve such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; or
(vi) enter into any agreement with any of the direct or indirect French or Italian Owners outside the normal course of business. The Holding Shareholders Agreement also provides that long-term business plans and annual budgets of the Company and its subsidiaries, as well as any significant modifications thereto, shall be approved in advance by the Supervisory Board of ST Holding. In addition, the Supervisory Board of ST Holding shall also decide upon operations of exceptional importance contained in the annual budget even after financing thereof shall have been approved.

   Such agreement also provides that similar and adequate levels of research, development and technological innovation shall be achieved by the Company and its subsidiaries in France and Italy and that there shall be no substantial discrepancy in the percentage of state financing compared to research, development and technological innovation expenditures by the Company and its subsidiaries in each such country. See "Item 1: Description of Business--State Support for the Semiconductor Industry." Pursuant to the terms of the Holding Shareholders Agreement, ST Holding is not permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the Holding Shareholders Agreement also undertake to refrain directly or indirectly from competing with the Company in the area of semiconductor products, subject to certain exceptions, and to offer the Company opportunities to commercialize or invest in any semiconductor product developments by them. Any financing or capital provided by the parties to ST Holding or the Company is intended to be provided pro rata based on the parties' respective shareholdings in ST Holding. In the Holding Shareholders Agreement, the parties state that it is of the utmost importance that the French and Italian governments grant sufficient and continuous financial support for research and development, and undertake to take suitable actions with a view to obtaining such funding. See "Item 1: Description of Business-- State Support for the Semiconductor Industry."

   In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the Holding Shareholders Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party's interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The Holding Shareholders Agreement otherwise terminates in the event that one of the parties thereto ceases to hold shares in ST Holding.

   Pursuant to the terms of the Holding Shareholders Agreement and for the duration of such agreement, FT2CI (the "French Owner"), on the one hand, and MEI (the "Italian Owner"), on the other hand, have agreed to maintain equal interests in the share capital of ST Holding and maintain, together, ownership of the majority of ST Holding's issued voting shares. As a result of the merger of FT1CI and FT2CI, the rights and obligations of FT2CI under the Holdings Shareholders Agreement have been transferred to FT1CI. The admission of a third party to the share capital of ST Holding, whether through the sale of ST Holding's outstanding shares or through the issue by ST Holding of new shares, or by any other means, must be unanimously agreed upon. In the event of a new shareholder, the parties undertake to ensure that the balance between the French and Italian shareholdings is maintained until at least December 31, 1998. The Company has been informed that, pursuant to a Memorandum of Understanding, the arrangements set forth in the Holding Shareholders Agreement are being extended until at least December 31, 1998. The Company has also been informed that the Shareholders Agreement between FT1CI and Thomson-CSF relating to the management of their respective holdings in ST Holding and the Company has terminated due to the sale of Thomson-CSF's holdings in FT2CI.

   The Company has been informed that the shareholders of FT1CI have also entered into a separate shareholder agreement that requires the consent of the Board of Directors of each such company to certain actions taken by ST Holding, the Company and its subsidiaries. These agreements provide for the management of the interests of CEA-Industrie and France Telecom in ST Holding and the Company, with the object of defining between them the positions, strategies and decisions to be taken by the French Owner in ST Holding affecting the management of ST Holding, and the Company and its subsidiaries. The Company is not a party to such agreement.

   The agreement between the shareholders of FT1CI (CEA-Industrie and France Telecom) provides that the following acts with respect to ST Holding or the Company must be approved by three-quarters of the Board of Directors of FT1CI (which consists of five directors, three of whom are chosen by CEA-Industrie and two of whom are chosen by France Telecom): (i) any modification of the articles of association of ST Holding or the Company, (ii) any change in the capital of ST Holding or the Company, or issuance, purchase or sale by ST Holding or the Company of their shares or rights attached thereto, or the issuance of any securities giving rights to a share in the capital or profits of ST Holding or the Company, (iii) the liquidation or dissolution of ST Holding or the Company or the sale of all or an important and material part of the business or assets of ST

Holding or the Company representing at least $10,000,000 of the consolidated shareholders' equity of the Company, (iv) any merger, acquisition, partnership in interest or the execution of any material agreement relating to intellectual property rights, in each case in which ST Holding or the Company participates or in which a proposal is made to participate, or the establishment by ST Holding or the Company of new companies or groups, (v) approval of the balance sheets and consolidated accounts of ST Holding, the Company and its subsidiaries as well as the policies of distributions of profits among the group, (vi) any agreement between ST Holding and/or the Company and the shareholders of FT1CI which is out of the ordinary course of business, (vii) the approval of, or material modifications to, shareholders agreements with the Italian Owner with respect to ST Holding or the Company and (viii) approval of strategic multi-year plans and annual consolidated budgets of ST Holding and the Company. Transfers of shares in FT1CI to third parties are subject to the approval of at least four members of the Board of Directors, and are subject to a right of first refusal of the other shareholders, as well as other provisions. In the event CEA-Industrie proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquiror to purchase its interest as well. The FT1CI shareholders agreement terminates upon the termination of FT1CI.

   As is the case with other companies controlled by the French Government, the French Government has appointed a Commissaire du Gouvernement and a Controleur d'Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these Government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within 10 days of such board meeting (or, if they have not attended the meeting, within 10 days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of Industry. FT1CI is subject to certain points of the arrete of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization.

   In connection with the Initial Public Offering, ST Holding II and the Company entered into a registration rights agreement pursuant to which the Company agreed that, upon request from ST Holding II, the Company will file a registration statement under the Securities Act of 1933, as amended, to register Common Shares held by ST Holding II, subject to a maximum number of five requests in total as well as a maximum of one request in any twelve-month period. Subject to certain conditions, the Company will grant ST Holding II the right to include its Common Shares in any registration statements covering offerings of Common Shares by the Company. ST Holding II will pay a portion of the costs of any requested or incidental registered offering based upon its proportion of the total number of Common Shares being registered, except that ST Holding II will pay any underwriting commissions relating to Common Shares that it sells in such offerings and any fees and expenses of its separate advisors, if any. Such registration rights agreement will terminate upon the earlier of December 15, 2004 and such time as ST Holding II and its affiliates own less than 10% of the Company's outstanding Common Shares.

   The Company has been informed by ST Holding II that it does not currently have any plans to reduce its ownership interest to less than a controlling interest in the Company for the foreseeable future. The timing and size of any future primary or secondary offerings will depend upon a variety of factors, including in particular market conditions.

   The French and Italian shareholders of ST Holding have agreed that they will continue to manage their interest in the Company through ST Holding until at least December 31, 1998, and accordingly, for so long as they hold their interests in ST Holding, they have undertaken (i) to jointly hold 100% of ST Holding's capital and voting rights, (ii) to maintain equality between the shareholdings of the French and Italian shareholders, (iii) to ensure that ST Holding maintains more than 50% of the Company's share capital and voting rights, and (iv) to jointly exercise their decision-making powers and monitor strategies and actions as part of ST Holding's management bodies.

                       ITEM 5: NATURE OF TRADING MARKET

COMMON SHARES

   Since 1994, the Common Shares have been traded on the New York Stock Exchange under the symbol "STM" and on the Bourse de Paris and were quoted on SEAQ International. On June 5, 1998, the Common Shares were also listed for the first time on the Italian Stock Exchange, where they have been traded since that date.

   The Common Shares have been included in the CAC 40, the principal index published by the SBF-Bourse de Paris, since November 12, 1997. The CAC 40 is derived daily by comparing the total market capitalization of 40 stocks included in the monthly settlement market of the Bourse de Paris to a baseline established on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 indicates the trends in the French stock market as a whole and is one of the most widely followed stock price indices in France.

   The table below indicates the range of the high and low prices in U.S. dollars for the Common Shares on the New York Stock Exchange and the high and low prices in French francs for the Common Shares on the Bourse de Paris during each quarter since the Company's Initial Public Offering. In December 1994, the Company completed the Initial Public Offering of 21,000,000 Common Shares at an initial price to the public of $22.25 per share.

                         NEW YORK STOCK EXCHANGE               BOURSE DE PARIS
                          PRICE PER COMMON SHARE           PRICE PER COMMON SHARE
                         ----------------------------      -----------------------
CALENDAR PERIOD              HIGH             LOW             HIGH         LOW
---------------          ------------     -----------      ----------- -----------
1994
  Fourth quarter
   (beginning December
   8, 1994).............   $       22 3/4  $       21 5/8    FRF 126.0   FRF 116.1
1995
  First quarter.........   $       32 1/2  $       22 1/2    FRF 160.0   FRF 119.0
  Second quarter........   $       41 7/8  $       29 1/4    FRF 205.5   FRF 142.0
  Third quarter.........   $       57 1/2  $       40 3/8    FRF 288.0   FRF 197.0
  Fourth quarter........   $       49      $       40 3/8    FRF 244.0   FRF 201.0
1996
  First quarter.........   $       41 3/8  $       29 1/2    FRF 211.9   FRF 141.0
  Second quarter........   $       47 1/2  $       34 5/8    FRF 246.5   FRF 175.5
  Third quarter.........   $       49 7/8  $       29 3/4    FRF 258.0   FRF 150.0
  Fourth quarter........   $       70 5/8  $       44 3/8    FRF 397.0   FRF 228.0
1997
  First quarter.........   $       80 5/8  $       64 5/8    FRF 438.0   FRF 353.0
  Second quarter........   $       86      $       65 1/8    FRF 494.0   FRF 431.2
  Third quarter.........   $       98 1/2  $       81 1/4    FRF 605.0   FRF 481.5
  Fourth quarter........   $       94      $       51 1/2    FRF 565.0   FRF 313.1
1998
  First quarter.........   $       78 3/4  $       51 1/4    FRF 488.5   FRF 310.0
  Second quarter
   (through June 25)....   $       90      $       66        FRF 553.0   FRF 401.0

   At December 31, 1997, there were 139,132,397 Common Shares issued and outstanding, of which 11,437,482 or 8.22% were registered in the Common Share registry maintained on the Company's behalf in New York.

LIQUID YIELD OPTION(TM) NOTES

   The Liquid Yield Option(TM) Notes ("LYONs") of the Company are traded on the New York Stock Exchange and the Bourse de Paris. Since the date of initial listing (June 5, 1998) through June 25, 1998, the high and low price per LYON on the New York Stock Exchange was 86.88% and 83.38% of principal amount at maturity, respectively, and the high and low price per LYON on the Bourse de Paris was 99.00% and 84.00% of principal amount at maturity, respectively.

BOURSE DE PARIS

   The securities of most large public companies are listed on the Premier Marche with the Second Marche available for small and medium-sized companies. Both the Premier Marche and the Second Marche are operated by the SBF-Bourse de Paris (the "SBF"). Securities are also traded on the Hors-Cote, or over-the-counter market also operated by the SBF, however, since this market will be phased out in July 1998, no new admission can be granted for listing on this market. A new over-the-counter market, organized by the SBF, the Marche Libre-OTC was created in September, 1996.

   The Common Shares are listed on the Premier Marche. Shares listed on the Bourse de Paris are placed in one of four categories depending on the volume of transactions. The Common Shares are listed in the category known as Continu A, which includes the most actively traded shares (with a minimum daily trading volume of FF250,000 or twenty trades).

   Official trading of listed securities on the Bourse de Paris is transacted through providers of investment services (investment companies and other financial institutions) and takes place continuously on each business day from 10:00 a.m. to 5:00 p.m., with a pre-opening session from 8:30 a.m. to 10:00 a.m. Any trade effected after the close of a stock exchange session will be recorded, on the next Bourse de Paris trading day, at the closing price for the relevant security at the end of the previous day's session. The SBF publishes a daily Official Price List that includes price information on each listed security. The Bourse de Paris has introduced continuous trading by computer for most listed securities.

   Trading in the listed securities of an issuer may be suspended by the SBF if quoted prices exceed certain price limits defined by the regulations of the SBF. In particular, if the quoted price of a Continu A security varies by more than 10 percent from the previous day's closing price, trading may be suspended for up to 15 minutes. Further suspensions for up to 15 minutes are also possible if the price again varies by more than five percent. The SBF may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security.

   Trades of securities listed on the Premier Marche of the Bourse de Paris are settled in either of two ways: in the cash settlement market or the monthly settlement market. The Common Shares are settled in the marche a reglement mensuel (monthly settlement market). In the monthly settlement market, the purchaser may elect to settle on the third trading day following the trade (reglement immediat or immediate settlement) or decide on the determination date (date de liquidation, which is the fifth trading day prior to the end of the month) either (i) to settle the trade no later than on the last trading day of such month or (ii) upon payment of an additional fee, to extend to the determination date of the following month the option either to settle no later than the last trading day of such month or to postpone further the selection of a settlement date until the next determination date (a procedure known as report). Such purchaser may decide to renew its option on each subsequent determination date upon payment of an additional fee. The majority of transactions in equity securities on the Bourse de Paris are settled on the monthly settlement market. In accordance with French securities regulation, any sale of shares executed on the monthly settlement market during the month of a dividend payment date is deemed to occur after payment of the dividend, and the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited in the same amount.

  ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

   None.

                               ITEM 7: TAXATION

   The following is a summary of certain tax consequences of the acquisition, ownership and disposition of the Common Shares based on tax laws of The Netherlands and the United States as in effect on the date of this annual report on Form 20-F, and is subject to changes in Netherlands or U.S. law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than The Netherlands or the United States, nor does it take into account the individual circumstances of an investor. Prospective investors in the Common Shares in all jurisdictions are advised to consult their own tax advisers as to Netherlands, U.S. or other tax consequences of the purchase, ownership and disposition of the Common Shares.

NETHERLANDS TAXATION

   The following summary of Netherlands tax considerations is based on present Netherlands tax laws as interpreted under officially published case law. The description is limited to the tax implications for an owner of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder" or "Shareholder").

   Withholding Tax

   Dividends distributed by the Company are subject to a withholding tax imposed by The Netherlands at a rate of, generally, 25%. The expression "dividends distributed by the Company" as used herein includes, but is not limited to:

   (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

   (ii) liquidation proceeds, proceeds of redemption of Common Shares or, as a rule, consideration for the repurchase of Common Shares by the Company in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

   (iii) the par value of Common Shares issued to a Holder of Common Shares or an increase of the par value of Common Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

   (iv) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits ("zuivere winst"), unless the general meeting of shareholders of the Company has resolved in advance to make such repayment and provided that the par value of the Common Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

   If a Holder of Common Shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such country, such Holder may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

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

   Income Tax and Corporate Income Tax

   A non-resident individual or corporate Shareholder will not be subject to Netherlands income tax (as opposed to the dividends withholding tax discussed above) with respect to dividends distributed by the Company on the Common Shares or with respect to capital gains derived from the sale or disposition of Common Shares in the Company, provided that:

     (a) the non-resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable; and

     (b) the non-resident Shareholder does not have a substantial interest or a deemed substantial interest in the Company or, in the event the Shareholder does have such an interest, it forms part of the assets of an enterprise.

   Generally, a Shareholder will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company or rights to acquire shares, whether or not currently issued, that represent at any time (and from time to time) five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company or the ownership of certain profit participating certificates that relate to five percent or more of the annual profit of the Company and/or to five percent or more of the liquidation proceeds of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

   Net Wealth Tax

   A non-resident individual Shareholder is not subject to Netherlands net wealth tax with respect to the Shares, provided that the non-resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable.

   Corporations are not subject to Netherlands net wealth tax.

   Gift and Inheritance Tax

   A gift or inheritance of Common Shares from a non-resident Shareholder will not be subject to a Netherlands gift and inheritance tax, unless:

     (a) the non-resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable; or

     (b) in the case of a gift of Common Shares by an individual Shareholder who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, the death of such individual occurs within 180 days after the date of the gift, while such individual is resident or deemed to be resident in The Netherlands.

UNITED STATES TAXATION

   The following discussion is a summary of certain U.S. federal income tax consequences of the ownership of Common Shares by U.S. Holders, as defined below. This summary applies only to a beneficial owner of Common Shares (a) who owns, directly or indirectly, less than 10% of the voting stock of the Company, (b) who is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a U.S. domestic corporation or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Common Shares, (c) who holds the Shares as capital assets, (d) whose functional currency is the U.S. dollar, (e) who is a resident of the United States and not also a resident of The Netherlands for purposes of the Convention, (f) who is entitled under the "limitation on benefits" provisions contained in the Convention to the benefits of the Convention and (g) who does not have a permanent establishment or fixed base in The Netherlands (a "U.S. Holder"). Certain holders (including, but not limited to, United States expatriates, tax-exempt organizations, persons subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, persons holding the Shares in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar) may be subject to special rules not discussed below. Because this is a general summary, prospective purchasers are advised to consult their own tax advisors with respect to the U.S. federal, state, local and applicable foreign tax consequences of the purchase, ownership and disposition of Common Shares.

   This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Convention, judicial decisions, administrative pronouncements and existing and proposed Treasury regulations as of the date hereof, all of which are subject to change, possibly with retroactive effect.

   DIVIDENDS

   For U.S. federal income tax purposes, the gross amount of distributions made by the Company with respect to the Common Shares (including the amount of any Netherlands taxes withheld therefrom) will generally be includable in the gross income of a U.S. Holder in the year received as foreign source dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds the Company's current or accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the Common Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such Common Shares) and thereafter as capital gain. No dividends received deduction will be allowed with respect to dividends paid by the Company. The amount of any distribution paid in Dutch guilders will be equal to the U.S. dollar value of such Dutch guilders on the date of distribution, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Dutch guilders will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

   Subject to certain limitations, Netherlands taxes withheld from a distribution at the rate provided in the Convention will be eligible for credit against a U.S. Holder's U.S. federal income tax liability. Under current Dutch law, the Company under certain circumstances may be permitted to deduct and retain from such withholding a portion of the amount that would otherwise be required to be remitted to the taxing authorities in The Netherlands. This amount generally may not exceed 3% of the total dividend distributed by the Company. To the extent that the Company has withheld an amount from dividends paid to shareholders which it then is not required to remit to any taxing authority in The Netherlands, such amount in all likelihood would not qualify as a creditable tax for U.S. tax purposes. The Company will endeavor to provide to U.S. Holders information concerning the extent to which it has applied the reduction described above to dividends paid to U.S. Holders. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to the Common Shares will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." The rules relating to the determination of the U.S. foreign tax credit are complex and holders should consult their tax advisors to determine whether and to what extent a credit would be available. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for all foreign taxes paid in the taxable year.

   SALE OR OTHER DISPOSITION OF COMMON SHARES

   Upon a sale or other disposition of Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in such Common Shares. Such gain or loss will be capital gain or loss. Any such gain, if any, will generally be U.S. source gain. U.S. Holders should consult their tax advisors regarding the source of loss recognized on the sale or other disposition of Shares. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

   U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

   Dividend payments with respect to Common Shares and proceeds from the sale, exchange or redemption of Common Shares may be subject to information reporting to the Internal Revenue Service ("IRS") and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-U.S. persons. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 1999. Holders of Shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules, including the finalized Treasury regulations.

   Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

                 ITEM 8: SELECTED CONSOLIDATED FINANCIAL DATA

   The table below sets forth selected consolidated financial data for the Company for each of the years in the five-year period ended December 31, 1997. Such data have been derived from the consolidated financial statements of the Company. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 1997, including the Notes thereto (collectively, the "Consolidated Financial Statements"), are included elsewhere in this annual report on Form 20-F.

   The following information should be read in conjunction with "Item 9:
Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related notes thereto included elsewhere in this annual report on Form 20-F.

                                       YEAR ENDED DECEMBER 31,
                            -------------------------------------------------
                            1993(1)   1994(1)   1995(1)     1996      1997
                            --------  --------  --------  --------  ---------
                            (IN MILLIONS EXCEPT PER SHARE AND RATIO DATA)
CONSOLIDATED STATEMENT OF
 INCOME DATA:
Net sales.................. $2,007.7  $2,602.2  $3,520.7  $4,078.3  $ 3,969.8
Other revenues.............     29.8      42.7      33.7      44.1       49.4
                            --------  --------  --------  --------  ---------
Net revenues...............  2,037.5   2,644.9   3,554.4   4,122.4    4,019.2
Cost of sales(2)........... (1,248.4) (1,528.7) (2,096.0) (2,414.7)  (2,457.4)
                            --------  --------  --------  --------  ---------
  Gross profit(2)..........    789.1   1,116.2   1,458.4   1,707.7    1,561.8
Operating expenses:
  Selling, general &
   administrative..........   (302.5)   (339.9)   (413.2)   (421.1)    (454.3)
  Research and
   development(3)..........   (270.9)   (338.3)   (440.3)   (532.3)    (610.9)
  Restructuring costs......    (49.9)    (37.0)    (13.0)      --         --
  Other income and
   expenses(3).............     49.7      32.0      59.1      45.1       23.2
                            --------  --------  --------  --------  ---------
    Total operating
     expenses..............   (573.6)   (683.2)   (807.4)   (908.3)  (1,042.0)
                            --------  --------  --------  --------  ---------
Operating income...........    215.5     433.0     651.0     799.4      519.8
Net interest expenses......    (37.8)    (21.0)    (16.8)    (11.2)      (2.6)
Gain on disposal of
 investment................      --        --        --        7.3        --
                            --------  --------  --------  --------  ---------
Income before income taxes
 and minority interests....    177.7     412.0     634.2     795.5      517.2
Income tax expense.........    (17.6)    (49.5)   (108.3)   (171.6)    (113.0)
                            --------  --------  --------  --------  ---------
Income before minority
 interests.................    160.1     362.5     525.9     623.9      404.2
Minority interests(4)......      --        --        0.6       1.6        2.4
                            --------  --------  --------  --------  ---------
Net income................. $  160.1  $  362.5  $  526.5  $  625.5  $   406.6
                            ========  ========  ========  ========  =========
Earnings per share
 (basic)(5)................ $   1.92  $   3.04  $   4.03  $   4.50  $    2.92
                            ========  ========  ========  ========  =========
Earnings per share
 (diluted)(5).............. $   1.92  $   3.03  $   4.01  $   4.49  $    2.91
                            ========  ========  ========  ========  =========
Number of shares used in
 calculating earnings per
 share (basic).............     83.5     119.4     130.6     138.7      139.1
                            --------  --------  --------  --------  ---------
Number of shares used in
 calculating earnings per
 share (diluted)...........     83.5     119.7     131.3     139.2      139.9
                            --------  --------  --------  --------  ---------
Ratio of earnings to fixed
 charges(6)................      4.6      10.9      13.2      18.6       13.4

                                             YEAR ENDED DECEMBER 31,
                                    ------------------------------------------
                                    1993(1) 1994(1) 1995(1)    1996     1997
                                    ------- ------- -------- -------- --------
                                       (IN MILLIONS EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA
 (END OF PERIOD):
Cash, cash equivalents and
 marketable securities............. $ 327.4 $ 461.5 $  758.4 $  556.4 $  702.2
Working capital(7).................   390.0   291.1    417.4    611.8    443.5
Total assets....................... 2,240.9 3,224.7  4,486.0  5,005.5  5,445.7
Short-term debt (including current
 portion of long-term debt)........   231.1   322.5    492.8    428.2    424.6
Long-term debt (excluding current
 portion)(1).......................   374.8   277.2    200.7    194.9    356.4
Shareholders' equity(1)............ 1,004.0 1,680.0  2,661.7  3,260.0  3,307.4
CONSOLIDATED OPERATING DATA:
Capital expenditures(8)............ $ 445.9 $ 779.7 $1,001.9 $1,125.2 $1,035.4
Net cash provided by operating
 activities........................   460.9   728.1    825.1    980.7    983.8
Depreciation and amortization(8)...   229.4   288.0    392.4    535.9    608.1

--------
(1) In October 1995, the Company completed a second public offering, with net proceeds to the Company of approximately $371.6 million. In December 1994, the Company completed the Initial Public Offering, with net proceeds to the Company of approximately $198.7 million. In 1993, the Company received a $500 million capital contribution that was effected in two steps, $250 million in May and $250 million in September. The Company also received a $100 million capital contribution in each of 1988, 1989 and 1991.
(2) Cost of sales is net of certain funds received through government subsidies for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included therein. See Note 19 to the Consolidated Financial Statements. For a discussion of certain significant charges reflected in cost of sales in 1995, 1996 and 1997, see "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."
(3) Other income and expenses include, among other things, funds received through government subsidies for research and development expenses, and the cost of new plant start-ups, as well as foreign currency gains and losses, and the costs of certain activities relating to intellectual property. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.
(4) In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG"). The Company owns a 60% interest in the joint venture, with a subsidiary of SEG owning the remaining 40%. Minority interests also include other minor investments made by the Company.
(5) Earnings per share amounts have been restated for 1993 to reflect a 40:1 stock split effected in connection with the Initial Public Offering. Earnings per share have been restated to reflect the adoption in 1997 of Statement of Financial Accounting Standards No. 128 "Earnings Per Share." See Note 2.15 and Note 12 to the Consolidated Financial Statements.
(6) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests, plus fixed charges. Fixed charges consist of interest expenses.
(7) Working capital is calculated as current assets (excluding cash, cash equivalents and marketable securities) less current liabilities (excluding bank overdrafts, short-term debt and current portion of long-term debt).
(8) Capital expenditures are net of certain funds received through government subsidies, the effect of which is to decrease depreciation.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIALCONDITION AND RESULTS
                                 OF OPERATIONS

   The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this annual report on Form 20-F. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. The Company's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future actual results to differ materially from the Company's recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in "Cautionary Statement Regarding Forward-Looking Statements", under the caption "Risk Factors" in the Company's Prospectuses dated June 5, 1998 and below. The Company assumes no obligation to update the forward-looking statements or such factors.

OVERVIEW

   The semiconductor industry slowdown experienced in 1996, as compared to previous years, continued in 1997 and the Company experienced increased competition and pricing pressure in its core product markets. According to trade association data, worldwide sales of semiconductor products (the total available market or "TAM") increased 4.0% in 1997 over 1996, only a modest improvement over 1996 when the TAM decreased 8.6% compared to 1995. According to trade association data, the estimated market for products produced by the Company (the serviceable available market or "SAM") (which prior to 1995 consisted of the TAM without DRAMs, microprocessors and opto-electronic products and commencing in 1995 and for all subsequent periods presented includes microprocessors as a result of the Company's production of x86 products) increased approximately 9.9% in 1997 over 1996, compared to an increase of 3.5% in 1996 over 1995.

   The Company's net revenues for 1997 decreased 2.5% compared to net revenues for 1996, due in part to declining prices resulting from production overcapacity in the industry and strong competition in certain product families, as well as to the impact of the appreciation of the U.S. dollar on net revenues registered in European and Japanese currencies and a less favorable product mix.

   Despite difficult market conditions and a 2.5% net revenue decline in 1997, from 1993 to 1997 the Company's net revenues increased from $2,037.5 million to $4,019.2 million. Such revenue gains were achieved despite the Company's absence during that period from the market for DRAMs (a commodity memory product) and, until the second half of 1994, from the market for personal computer microprocessors (such as the x86 family of products). According to trade association data, the TAM increased from $77.3 billion in 1993 to $137.2 billion in 1997, while the SAM increased from $61.5 billion in 1993 to $112.9 billion in 1997. The Company's share of the TAM increased from 2.6% to 2.9% during this period, while the Company's share of the SAM increased from 3.3% to 3.6%. Revenue growth within the Company from 1993 through 1997 was particularly significant for dedicated products, EPROMs and semicustom devices.

   The Company's absence from the DRAM market contributed to the Company's outperformance of the semiconductor industry in 1996, when the Company's net revenues increased by approximately 16%. The Company gained market share in 1995 and 1996 against both the TAM and the SAM, lost market share against both the TAM and the SAM in 1997 and, based on preliminary trade association data for the first quarter of 1998, gained market share against both the TAM and the SAM in the first quarter of 1998 compared with the first quarter of 1997. The Company attributes its lower market share in part to its marginal presence in the x86 microprocessor market and in the market for datacom products, two market segments that experienced sustained growth in 1997, and in part to fierce competition and a market slowdown in sales of hard disk drives and set-top boxes, two market segments in which the Company has strong market positions. The Company believes that recent difficult market conditions have led certain of its competitors to redirect their marketing focus and manufacturing capacity toward products that compete with the Company's products. The Company believes increased competition in its core product markets is generating greater pricing pressure, increased competition for market share in the SAM, and a generally more challenging market environment for the Company.

   The Company continues to focus on differentiated ICs and analog ICs. Differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers) accounted for approximately 57% of the Company's net revenues in 1997, compared to approximately 59% in 1996. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. Analog ICs (including mixed signal ICs), the majority of which are also differentiated ICs, accounted for approximately 49% of the Company's net revenues in 1997, compared to approximately 46% in 1996 while discrete devices accounted for approximately 14% of the Company's net revenues in both 1997 and 1996. In recent years, these families of products, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. However, the difficult competitive situation in the semiconductor market in 1997 has led to price pressures also in these families.

   The Company's gross profit margin increased from 38.7% in 1993 to 41.0% in 1995. Benefiting from a favorable industry environment in 1993, 1994 and 1995, such increases in gross profit margins combined with significant reductions in selling, general and administrative expenses as a percentage of net revenues and lower interest expenses led to significantly increased profitability. In 1996, the gross profit margin improved to 41.4%, due primarily to a more favorable product mix and improved manufacturing productivity despite an unfavorable industry environment which increased pricing pressures. However, the Company's gross profit margin declined to 38.9% in 1997 primarily as a result of declining prices, strong competition and other factors previously discussed.

   There can be no assurance that the Company will experience revenue growth at or above the growth rate for the TAM or the SAM, or that increased competition in the Company's core product markets will not lead to further price erosion, lower revenue growth rates and lower margins for the Company.

RECENT OFFERINGS

   On June 10, 1998, the Company completed a global offering of 3,000,000 shares of capital stock and concurrently therewith ST Holding II completed a global offering of 16,000,000 shares, both at $72.1875 per share (the "Share Offering"). The net proceeds to the Company in connection with the Share Offering were approximately $208 million. On June 10, 1998, the Company also completed a public offering of $432 million aggregate initial principal amount of zero-coupon convertible Liquid Yield Option(TM) Notes due 2008 (the "LYONs") with yield to maturity of 1.75%. The net proceeds to the Company in connection with the LYONs offering was approximately $423 million.

RESULTS OF OPERATIONS

   The tables below set forth information on the Company's net revenues by product group and by geographic region:

                               TWELVE MONTHS ENDED DECEMBER 31,
                         ------------------------------------------------
                           1993      1994      1995      1996      1997
                         --------  --------  --------  --------  --------
                                  (IN MILLIONS, EXCEPT PERCENTAGES)
NET REVENUES BY PRODUCT
 GROUP:
  Dedicated
   Products(1)(2)....... $  755.6  $  997.1  $1,344.4  $1,788.7  $1,696.3
  Discrete and Standard
   ICs(3)...............    514.6     636.3     838.0     784.1     846.8
  Memory Products(2)....    440.0     560.7     653.3     736.8     708.6
  Programmable
   Products(1)..........    288.9     372.0     550.6     689.5     642.1
  New Ventures Group and
   Others(4)............     38.4      78.8     168.1     123.3     125.4
                         --------  --------  --------  --------  --------
    Total............... $2,037.5  $2,644.9  $3,554.4  $4,122.4  $4,019.2
                         ========  ========  ========  ========  ========
NET REVENUES BY
 GEOGRAPHIC REGION:(5)
  Europe................ $  949.7  $1,187.5  $1,593.8  $1,788.5  $1,753.3
  Americas(6)...........    463.4     643.9     812.5     903.0     899.1
  Asia Pacific..........    463.2     617.6     916.7   1,125.7   1,065.8
  Japan.................    102.8     134.7     155.4     228.2     214.5
  Region Five(5)........     58.4      61.2      76.0      77.0      86.5
                         --------  --------  --------  --------  --------
    Total............... $2,037.5  $2,644.9  $3,554.4  $4,122.4  $4,019.2
                         ========  ========  ========  ========  ========
NET REVENUES BY PRODUCT
 GROUP:                            AS A PERCENTAGE OF NET REVENUES
  Dedicated
   Products(1)(2).......     37.0%     37.7%     37.8%     43.4%     42.2%
  Discrete and Standard
   ICs(3)...............     25.3      24.1      23.6      19.0      21.1
  Memory Products(2)....     21.6      21.2      18.4      17.9      17.6
  Programmable
   Products(1)..........     14.2      14.0      15.5      16.7      16.0
  New Ventures Group and
   Others(4)............      1.9       3.0       4.7       3.0       3.1
                         --------  --------  --------  --------  --------
    Total...............    100.0%    100.0%    100.0%    100.0%    100.0%
                         ========  ========  ========  ========  ========
NET REVENUES BY
 GEOGRAPHIC REGION:(5)
  Europe................     46.6%     44.9%     44.8%     43.4%     43.6%
  Americas(6)...........     22.8      24.3      22.9      21.9      22.4
  Asia Pacific..........     22.7      23.4      25.8      27.3      26.5
  Japan.................      5.0       5.1       4.4       5.5       5.3
  Region Five(5)........      2.9       2.3       2.1       1.9       2.2
                         --------  --------  --------  --------  --------
    Total...............    100.0%    100.0%    100.0%    100.0%    100.0%
                         ========  ========  ========  ========  ========

--------
(1) In January 1997, analog array products were moved from the Programmable Products Group to the Dedicated Products Group and image processing products from the Dedicated Products Group to the Programmable Products Group. Revenues for the Dedicated Products Group and the Programmable Products Group have been restated in this "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations" for prior periods to reflect this change.
(2) 1996 revenues for the Dedicated Products Group include $5.6 million of revenues from certain foundry activities which were moved from the Memory Products Group in January 1996. Revenues for the Dedicated Products Group and the Memory Products Group have been restated for prior periods to reflect this change.
(3) Includes revenues from sales of RF products, which were moved to the Discrete and Standard ICs product group in May 1994. Revenues for the Discrete and Standard ICs group have been restated for prior years to include RF product revenues.

(4) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a focal point for the Company's new business opportunities.
(5) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Net revenues by geographic region have been reclassified to reflect the creation of Region Five in January 1998 which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. Prior years have been restated to reflect this reclassification.
(6) Substantially all of the revenues derived from the Americas are derived from the United States.

   The following table sets forth certain financial data from the Company's consolidated statements of income since 1993, expressed in each case as a percentage of net revenues:

                                        TWELVE MONTHS ENDED DECEMBER 31,
                                       --------------------------------------
                                        1993    1994    1995    1996    1997
                                       ------  ------  ------  ------  ------
Net sales.............................   98.5%   98.4%   99.1%   98.9%   98.8%
Other revenues........................    1.5     1.6     0.9     1.1     1.2
                                       ------  ------  ------  ------  ------
Net revenues..........................  100.0   100.0   100.0   100.0   100.0
Cost of sales.........................  (61.3)  (57.8)  (59.0)  (58.6)  (61.1)
                                       ------  ------  ------  ------  ------
  Gross profit........................   38.7    42.2    41.0    41.4    38.9
Operating expenses:
  Selling, general and
   administrative.....................  (14.8)  (12.9)  (11.6)  (10.2)  (11.3)
  Research and development............  (13.3)  (12.8)  (12.4)  (12.9)  (15.2)
  Restructuring costs.................   (2.4)   (1.4)   (0.4)    --      --
  Other income and expenses...........    2.4     1.3     1.7     1.1     0.5
                                       ------  ------  ------  ------  ------
    Total operating expenses..........  (28.1)  (25.8)  (22.7)  (22.0)  (26.0)
                                       ------  ------  ------  ------  ------
Operating income......................   10.6    16.4    18.3    19.4    12.9
Net interest expenses.................   (1.9)   (0.8)   (0.5)   (0.3)    --
Gain on disposal of investment........    --      --      --      0.2     --
                                       ------  ------  ------  ------  ------
Income before income taxes & minority
 interests............................    8.7    15.6    17.8    19.3    12.9
Income tax expense....................   (0.8)   (1.9)   (3.0)   (4.2)   (2.9)
                                       ------  ------  ------  ------  ------
Income before minority interests......    7.9    13.7    14.8    15.1    10.0
Minority interests....................    --      --      --      0.1     0.1
                                       ------  ------  ------  ------  ------
Net income............................    7.9%   13.7%   14.8%   15.2%   10.1%
                                       ======  ======  ======  ======  ======

1997 VS. 1996

   The difficult market environment during 1997 resulted in a decrease in the Company's net revenues, gross profit, operating income and net income in 1997 compared to 1996. While unit volumes increased substantially in the 1997 period, average selling prices in 1997 declined compared to 1996.

   Net revenues. Net sales decreased 2.7%, from $4,078.3 million in 1996 to $3,969.8 million in 1997. This decrease originated from difficult market conditions for certain product families for which supply exceeded demand and produced strong negative pressures on the Company's selling prices, while in other product families demand itself declined because of high inventories accumulated by the Company's customers in previous periods. In general, as is normal in a situation of excess capacity, memory and commodity products experienced price declines. In particular, hard disk drives were affected by decreasing prices due to increased competition both at the system and semiconductor levels and set-top boxes experienced a slowdown in sales due to inventory corrections and lower demand. The Company's unit volumes increased substantially in 1997 compared to 1996, with commodity products (which are typically more price sensitive than other products in the Company's product portfolio) constituting a higher proportion of the overall product mix. The impact of these market conditions was particularly apparent in the Asia Pacific region and Japan. In addition, since a significant part of the Company's net revenues was billed in European and Japanese currencies, the strong appreciation of the U.S. dollar during 1997 resulted in a negative impact on total net revenues when translated from local currencies into U.S. dollars. Other revenues increased from $44.1 million in 1996 to $49.4 million in 1997 due primarily to an increase in licensing revenues. Net revenues decreased 2.5%, from $4,122.4 million in 1996 to $4,019.2 million in 1997.

   The Dedicated Products Group's net revenues fell 5.2% primarily as a result of price pressure and a less favorable product mix in certain major products including telecommunication, video and automotive products. Price and volume declines in computer (hard disk drives) products also contributed to the revenues decline. In January 1997, analog array products were moved from the Programmable Products Group to the Dedicated Products Group and image processing products from the Dedicated Products Group to the Programmable Products Group. Revenues for the Dedicated Products Group and the Programmable Products Group have been restated in this "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations" for prior periods to reflect this change. The Discrete and Standard ICs Group's net revenues increased by 8.0%, as significant volume increases were partly offset by price declines in substantially all major products including standard commodities and discrete and power devices. Net revenues of the Memory Products Group declined by 3.8%, as the sales increases in smartcard ICs (used primarily in European telephone and bank cards) were more than offset by price declines in the major memory product families (such as EPROMs, flash memories and EEPROMs) and volume declines in EPROMs. The Programmable Products Group's net revenues decreased 6.9% as an improved product mix in digital semicustom devices and higher volumes in microcontroller products were more than offset by declines in sales of image processing products and price declines in certain major products.

   Gross profit. The Company's gross profit decreased 8.5%, from $1,707.7 million in 1996 to $1,561.8 million in 1997. As a percentage of net revenues, gross profit decreased from 41.4% in 1996 to 38.9% in 1997, primarily as a result of the reduction in average selling prices and a less favorable product mix.

   Cost of sales increased slightly from $2,414.7 million in 1996 to $2,457.4 million in 1997, primarily due to an increase in production volume related to higher sales volume and higher depreciation charges linked to the higher level of capital investment.

   The exchange rate impact on gross profit in 1997 compared to 1996 was marginal, as the negative impact of the appreciation of the U.S. dollar on net revenues was only slightly higher than the positive impact on cost of sales. See "--Impact of Changes in Exchange Rates." Cost of sales in 1997 and 1996 was net of $6.2 million and $4.6 million, respectively, of funds received through government subsidies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased 7.9%, from $421.1 million in 1996 to $454.3 million in 1997, reflecting higher expenditure in the marketing organization and for information technology. As a percentage of net revenues, selling, general and administrative expenses increased from 10.2% in 1996 to 11.3% in 1997, due primarily to the increase in selling, general and administrative expenses and the decrease in net revenues.

   Research and development expenses. Research and development expenses increased 14.8%, from $532.3 million in 1996 to $610.9 million in 1997. The Company continued to invest heavily in research and development and plans to continue increasing its research and development staff. The Company is allocating significant financial resources to expand its market leadership in key applications, reflecting the commitment to service and continuous innovation. As a percentage of net revenues, research and development expenses increased from 12.9% in 1996 to 15.2% in 1997. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

   Other income and expenses. Other income and expenses decreased from income of $45.1 million in 1996 to income of $23.2 million in 1997. Other income and expenses include primarily funds received from government agencies in connection with the Company's research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and miscellaneous revenues and expenses. The decrease in other income and expenses resulted primarily from higher start-up costs of new production facilities and from a decrease in funds received from government agencies in connection with the Company's research and development programs.

   Operating income. The Company's operating income decreased 35.0%, from $799.4 million in 1996 to $519.8 million in 1997, primarily as a result of the decrease in net revenues and the increase in research and development expenses, which more than offset the favorable exchange rate impact.

   Net interest expenses. Net interest expenses decreased from $11.2 million in 1996 to $2.6 million in 1997 reflecting primarily improved cash flow during 1997 and a slight reduction in interest rates.

   Income tax expense. Provision for income tax was $113.0 million in 1997 compared to $171.6 million in 1996, primarily as a result of the substantial decrease in income before income taxes and minority interests. The accrued effective tax rate increased slightly from 21.6% in 1996 to 21.8% in 1997. The still favorable 1997 rate was mainly due to the application of favorable tax regimes in certain countries. As certain of these benefits may not be available after 1997, the Company could experience an increase in the effective tax rate in the coming years.

1996 VS. 1995

   Following the growth that the worldwide semiconductor market experienced in 1994 and 1995, total industry sales declined in 1996 compared to 1995. See "-- Overview." However, the Company enjoyed significant growth in net revenues in 1996 despite lower average selling prices compared to 1995. Coupled with improvements in manufacturing productivity, this revenue growth led to strong increases in operating income and net income in 1996.

   Net revenues. Net sales increased 15.8%, from $3,520.7 million in 1995 to $4,078.3 million in 1996. The increase in net sales of $557.6 million was primarily a result of an improved product mix, including sales of new products, in each of the Company's principal product groups. The exchange rate impact on net sales in 1996 was not significant. See "--Impact of Changes in Exchange Rates." Other revenues (consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income) increased from $33.7 million in 1995 to $44.1 million in 1996, primarily due to an increase in licensing fees and co-development fees, partly offset by a decrease in patent and royalty income. As a result, net revenues increased 16.0%, from $3,554.4 million in 1995 to $4,122.4 million in 1996.

   The Dedicated Products Group's net revenues increased 33.0% primarily as a result of an improved mix in computer, video/image processing and telecommunications products. In 1996, revenues for the Dedicated Products Group included $5.6 million of revenues from certain foundry activities which were moved from the Memory Products Group in January 1996 and in January 1997, analog array products were moved from the Programmable Products Group to the Dedicated Products Group and image processing products from the Dedicated Products Group to the Programmable Products Group. Revenues for the Dedicated Products Group, Memory Products Group and the Programable Products Group have been restated for prior periods in this "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations" to reflect this change. Higher volumes in computer, audio, automotive and telecommunications products also contributed to the increase in net revenues. The Discrete and Standard ICs Group's net revenues declined 6.4% as volume increases in transistors and an improved mix in discrete devices were not sufficient to offset declining volumes in discrete devices, standard commodities and standard logic devices. Net revenues of the Memory Products Group increased 12.8% due to higher volumes in smartcard ICs (primarily used in European telephone and bank cards) and an improved mix in EPROMs. Increased volume and an improved product mix in flash memories and EEPROMs also contributed to the increase in net revenues. The Programmable Products Group's net revenues increased 25.2% principally due to higher volumes and an improved product mix in analog arrays and microcontroller products.

   Gross Profit. The Company's gross profit increased 17.1%, from $1,458.4 million in 1995 to $1,707.7 million in 1996, primarily as a result of an improved product mix, higher other revenues and improvements in manufacturing performances. As a percentage of net revenues gross profit was 41.0% in 1995 and 41.4% in 1996.

   Cost of sales increased from $2,096.0 million in 1995 to $2,414.7 million in 1996, due primarily to higher depreciation resulting from increased capital spending in recent periods and to higher variable costs associated with increased volume. Increased cost of sales was also attributable to the new plant in Phoenix, Arizona whose costs were not included in cost of sales until the third quarter of 1995, and to upgrades of manufacturing facilities in 1996.

   The exchange rate impact on gross profit in 1996 was not significant. See "--Impact of Changes in Exchange Rates." Cost of sales in 1996 and 1995 was net of $4.6 million and $11.8 million, respectively, of funds received to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased 1.9%, from $413.2 million in 1995 to $421.1 million in 1996. This increase was due primarily to increases in general and administrative activities and to a strengthening in the Company's marketing efforts. The 1995 period included a $10 million provision related to specific charges to cover the estimated financial impact related to legal proceedings in one of the Company's subsidiaries. As a percentage of net revenues, selling, general and administrative expenses decreased from 11.6% in 1995 to 10.2% in 1996, due primarily to higher net revenues.

   Research and development expenses. Research and development expenses continued to represent a substantial amount of the Company's net revenues, increasing 20.9%, from $440.3 million in 1995 to $532.3 million in 1996. Despite the growth in net revenues in 1996, research and development expenses as a percentage of net revenues increased from 12.4% in 1995 to 12.9% in 1996. The Company continued to invest heavily in both its research and development staff and research and development activities. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

   Restructuring costs. There were no restructuring costs in 1996. The $13.0 million in restructuring costs in 1995 included costs associated with certain personnel lay-offs.

   Other income and expenses. Other income and expenses decreased from income of $59.1 million in 1995 to income of $45.1 million in 1996. The decrease in other income and expenses resulted primarily from a decrease in funds received from government agencies in connection with the Company's research and development programs and higher start-up costs, partly offset by foreign currency gains.

   Operating income. The Company's operating income increased 22.8%, from $651.0 million in 1995 to $799.4 million in 1996, primarily as a result of increased net revenues and improved efficiency in manufacturing. The exchange rate impact on operating income was marginal.

   Net interest expenses. Net interest expenses decreased from $16.8 million in 1995 to $11.2 million in 1996, primarily as a result of a capital increase undertaken by the Company in October 1995, which allowed the Company to repay a substantial majority of its outstanding debt.

   Income tax expense. Provision for income tax was $171.6 million in 1996 compared to $108.3 million in 1995, primarily as a result of the substantial increase in income before income taxes and minority interests. The accrued effective tax rate increased from approximately 17% in 1995 to approximately 22% in 1996, since certain favorable tax benefits on capital investments were no longer available in certain countries in 1996 compared to 1995. As such benefits may not be available in future periods, the Company could experience an increase in the effective tax rate in the coming years.

QUARTERLY RESULTS OF OPERATIONS

   The following table sets forth certain financial information for the years 1996 and 1997. Such information is derived from unaudited consolidated financial statements, prepared on a basis consistent with the audited consolidated financial statements, that include, in the opinion of management, only normal recurring adjustments necessary for a fair presentation of the information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth experienced by the Company in recent years, the increasingly competitive nature of the markets in which the Company operates, the changes in product mix and the currency effects of changes in the composition of sales and production among different geographic regions, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance.

                                                 QUARTER ENDED (UNAUDITED)
                         --------------------------------------------------------------------------------
                         MAR. 30,  JUN. 29,   SEP. 28,  DEC. 31,   MAR. 29,  JUN. 28,  SEP. 27,  DEC. 31,
                           1996      1996       1996      1996       1997      1997      1997      1997
                         --------  ---------  --------  ---------  --------  --------  --------  --------
                                             (IN MILLIONS, EXCEPT PERCENTAGES AND PER SHARE DATA)
 CONSOLIDATED
  STATEMENT OF INCOME
  DATA
 Net revenues.........   $1,027.7  $ 1,047.4  $ 988.4   $ 1,058.9  $ 944.9   $ 969.7   $1,000.1  $1,104.4
 Cost of sales........     (586.4)    (582.1)  (589.2)     (657.0)  (583.8)   (595.9)    (608.2)   (669.5)
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Gross profit.........      441.3      465.3    399.2       401.9    361.1     373.8      391.9     434.9
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Operating expenses:
 Selling, general &
  administrative......     (107.9)    (102.8)  (103.7)     (106.7)  (103.0)   (113.3)    (111.2)   (126.7)
 Research and
  development.........     (121.4)    (136.0)  (134.5)     (140.4)  (142.2)   (151.5)    (151.5)   (165.7)
 Other income and
  expenses............        8.7       (2.2)     6.4        32.1     (2.4)      6.9       (5.5)     24.3
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Total operating
  expenses............     (220.6)    (241.0)  (231.8)     (215.0)  (247.6)   (257.9)    (268.2)   (268.1)
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Operating income.....      220.7      224.3    167.4       186.9    113.5     115.9      123.7     166.8
 Net interest
  expenses............       (0.5)      (1.6)    (3.2)       (5.9)    (0.7)     (0.7)      (0.5)     (0.8)
 Gain on disposal of
  investment..........        7.3        --       --          --       --        --         --        --
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Income before income
  taxes & minority
  interests...........      227.5      222.7    164.2       181.0    112.8     115.2      123.2     166.0
 Income tax expense...      (52.7)     (46.9)   (32.1)      (39.8)   (23.5)    (23.4)     (26.5)    (39.7)
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Income before
  minority interests..      174.8      175.8    132.1       141.2     89.3      91.8       96.7     126.3
 Minority interests...        0.2        0.3      0.3         0.8      1.2       0.3        0.9       --
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Net income...........   $  175.0  $   176.1  $ 132.4   $   142.0  $  90.5   $  92.1   $   97.6  $  126.3
                         ========  =========  =======   =========  =======   =======   ========  ========
 Earnings per share
  (basic).............   $   1.26  $    1.27  $  0.95   $    1.02  $  0.65   $  0.66   $   0.70  $   0.91
                         ========  =========  =======   =========  =======   =======   ========  ========
 Earnings per share
  (diluted)...........   $   1.26  $    1.27  $  0.95   $    1.02  $  0.65   $  0.66   $   0.70  $   0.90
                         ========  =========  =======   =========  =======   =======   ========  ========
 Number of shares used
  in calculating
  earnings per share
  (basic).............      138.4      138.7    138.8       138.9    139.0     139.1      139.1     139.1
 Number of shares used
  in calculating
  earnings per share
  (diluted)...........      138.8      139.2    139.2       139.6    139.8     139.8      140.0     139.8
                                                    AS A PERCENTAGE OF NET REVENUES
                         ----------------------------------------------------------------------------------
 Net revenues.........      100.0%     100.0%   100.0%      100.0%   100.0%    100.0%     100.0%    100.0%
 Cost of sales........      (57.1)     (55.6)   (59.6)      (62.0)   (61.8)    (61.5)     (60.8)    (60.6)
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Gross profit.........       42.9       44.4     40.4        38.0     38.2      38.5       39.2      39.4
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Operating expenses:
 Selling, general &
  administrative......      (10.5)      (9.8)   (10.5)      (10.1)   (10.9)    (11.7)     (11.1)    (11.5)
 Research and
  development.........      (11.8)     (13.0)   (13.6)      (13.3)   (15.0)    (15.6)     (15.1)    (15.0)
 Other income and
  expenses............        0.9       (0.2)     0.6         3.1     (0.3)      0.8       (0.6)      2.2
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Total operating
  expenses............      (21.4)     (23.0)   (23.5)      (20.3)   (26.2)    (26.5)     (26.8)    (24.3)
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Operating income.....       21.5       21.4     16.9        17.7     12.0      12.0       12.4      15.1
 Net interest
  expenses............        --        (0.1)    (0.3)       (0.6)    (0.1)     (0.1)      (0.1)     (0.1)
 Gain on disposal of
  investment..........        0.6        --       --          --       --        --         --        --
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Income before income
  taxes & minority
  interests...........       22.1       21.3     16.6        17.1     11.9      11.9       12.3      15.0
 Income tax expense...       (5.1)      (4.5)    (3.2)       (3.8)    (2.4)     (2.4)      (2.6)     (3.6)
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Income before
  minority interests..       17.0       16.8     13.4        13.3      9.5       9.5        9.7      11.4
 Minority interests...        --         --       --          0.1      0.1       --         0.1       --
                         --------  ---------  -------   ---------  -------   -------   --------  --------
 Net income...........       17.0%      16.8%    13.4%       13.4%     9.6%      9.5%       9.8%     11.4%
                         ========  =========  =======   =========  =======   =======   ========  ========

   In 1997, approximately 44% of the Company's net revenues originated in Europe, compared to approximately 43% in 1996. The Company's third quarter revenues in Europe have averaged slightly less than average revenues during other quarters due to production slowdowns by its European customers in July and August. During the third quarter of 1997, the negative impact of third quarter seasonality in Europe was offset by increased sales in other regions. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred.

   The Company's quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, and the loss of key personnel. As only a portion of the Company's expenses varies with its revenues, there can be no assurance that the Company will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect the Company's operating results.

   First quarter 1997 net revenues declined 10.8% compared to the fourth quarter of 1996, and were 8.1% below first quarter 1996 net revenues, due to difficult market conditions, lower demand for certain product families and an adverse currency effect. Second quarter 1997 net revenues increased 2.6% compared to the first quarter, but remained 7.4% below second quarter 1996 net revenues. Third quarter 1997 revenues showed a 3.1% sequential improvement over the second quarter of 1997 despite seasonal factors that generally reduce sales during the summer months and were 1.2% above 1996 third quarter net revenues. Fourth quarter 1997 net revenues registered a 10.4% sequential improvement over the third quarter of 1997 and a 4.3% increase over the fourth quarter of 1996. Fourth quarter 1997 performance was characterized by gains in substantially all major product families. Sales of differentiated products were up significantly in the fourth quarter of 1997 over the third quarter of 1997 as the weakness in the market for hard disk drives and set top boxes was more than offset by increased sales of products such as graphics destined for the PC market and specialized devices for automotive and telecom applications.

   Gross profit as a percentage of net revenues in the fourth quarter of 1997 increased to 39.4% from 39.2% in the third quarter, 38.5% in the second quarter and 38.2% in the first quarter of 1997. Excluding other revenues, gross profit as a percentage of net revenues for the fourth quarter of 1997 and third quarter of 1997 would have been 38.3% and 38.0%, respectively, comparable to the second quarter and reflecting a continued difficult pricing environment. Fourth quarter 1997 gross profit included costs associated with the ramping up of the 8-inch fab in Catania, Italy, whose costs were previously considered as start-up costs and therefore included in other income and expenses.

   The Company anticipates that industry-wide excess capacity will extend through the remainder of 1998. The economic situation in Asia has made visibility on market requirements more difficult, and its full impact on the semiconductor industry is not yet clear. However, the Company believes that Asian market developments are creating additional pressures on semiconductor prices in general and, to a lesser extent, on unit demand. In addition, to the extent the Company's customers experience reduced demand for their products that incorporate the Company's products due to the economic difficulties in Asia, the Company's results of operations could be adversely affected. Towards the end of 1998, the Company should begin to benefit from improved manufacturing efficiency and new product sales.

IMPACT OF INFLATION

   The Company believes that inflation has not had a material effect on the results of its operations during the periods presented.

IMPACT OF CHANGES IN EXCHANGE RATES

   The Company's results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the Italian lira, the French franc, the German mark, the Japanese yen and other Asian currencies.

   Revenues for certain products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are quoted in U.S. dollars and translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products.

   Certain significant costs incurred by the Company, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where the Company's operations are located. Fluctuations in the value of these currencies, particularly the Italian lira and the French franc, compared to the U.S. dollar can affect the Company's costs and therefore its profitability.

   The appreciation in the U.S. dollar in 1997 compared to 1996 against the principal European and Asian currencies that have a material impact on the Company resulted in a favorable impact on results of operations for the period because the negative impact on net revenues was more than offset by the positive impact on cost of sales and operating expenses resulting in a net favorable impact on operating income. Net revenues in 1997 were materially adversely affected by the depreciation of European currencies and the Japanese yen against the U.S. dollar due to the significance of the Company's sales in these currencies and the impact of translating such local currency revenues into U.S. dollars. In 1996, the U.S. dollar on average appreciated slightly against the principal European (except Italian) and Asian currencies which have a material impact on the Company. The exchange rate impact on results of operations in 1996 was not significant. The strong depreciation of the U.S. dollar against such currencies in the first six months of 1995 resulted in a negative impact on results of operations in 1995.

   The Company's principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to increase the proportion of sales to customers denominated in U.S. dollars, (ii) to purchase raw materials and services in transactions denominated in U.S. dollars (thereby reducing the exchange rate risk for costs relative to revenues, which are principally denominated or determined by reference to the U.S. dollar), and (iii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. From time to time, the Company purchases or sells currencies forward to cover currency risk in obligations or receivables. The Company has not experienced significant gains or losses as a result of exchange coverage activities. Its management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. See "Item 9A: Quantitative and Qualitative Disclosures About Market Risk."

   Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. See Note 2.4 to the Consolidated Financial Statements. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "translation adjustment" in the consolidated statements of changes in shareholders' equity. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period.

   The Company's outstanding indebtedness is denominated principally in Italian lire, U.S. dollars, French francs, Maltese lire and Singapore dollars. See Note 15 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's net cash generated from operations totaled $983.8 million in 1997 compared to $980.7 million in 1996 and $825.1 million in 1995. Significant amounts of net cash generated from operations in 1995, 1996 and 1997 coupled with capital increases undertaken by the Company in October 1995, which resulted in net proceeds to the Company of $371.6 million, enabled the Company to substantially reduce its indebtedness, finance capital expenditures and improve its balance sheet over the last five years. The Company had a negative net financial position (cash, cash equivalents and marketable securities net of total debt) of $78.8 million at

December 31, 1997 compared to a negative net financial position of $66.7 million at December 31, 1996. At December 31, 1997, cash and cash equivalents was $702.2 million, compared to $551.9 million at December 31, 1996 and $754.0 million at December 31, 1995. At December 31, 1997, the aggregate amount of the Company's long-term credit facilities was approximately $415 million, all of which was outstanding, and the aggregate amount of the Company's short-term facilities was approximately $873 million, under which approximately $366 million of indebtedness was outstanding. At December 31, 1997, the Company had approximately $58.6 million of long-term indebtedness that will become due within one year and expects to fund such debt repayments from available cash. See also "--Recent Events."

   In 1997, the Company's capital expenditure payments totaled $1,035.4 million, compared to $1,125.2 million in 1996 and $1,001.9 million in 1995. Capital expenditures for 1997 were devoted principally (i) to equip and upgrade both the new 8-inch and existing 6-inch front-end facilities at the Catania, Italy plant, (ii) to the expansion of the 8-inch front-end wafer fabrication plant in Crolles, France, (iii) to the extension and conversion of an existing facility in Agrate, Italy, (iv) to the upgrading of the front-end facility and the construction of a new 8-inch wafer fabrication plant in Rousset, France, (v) to the ramp-up of production at the Phoenix, Arizona 8-inch front-end manufacturing facility, (vi) to the expansion of the back-end facility in Muar, Malaysia, (vii) to the expansion of the 6-inch facility in Carrollton, Texas, (viii) to the expansion of the back-end facilities in Singapore, Shenzhen (China), Malta and Morocco and (ix) to the upgrade of the wafer fabrication facility in Rancho Bernardo. Capital expenditures for 1996 were devoted principally (i) to equip and upgrade both the new 8-inch and existing 6-inch front-end facilities at the Catania, Italy plant, (ii) to the expansion of the 8-inch front-end wafer fabrication plant in Crolles, France,
(iii) to the extension and conversion of an existing facility in Agrate, Italy, (iv) to the upgrading of the front-end facility and the construction of a new 8-inch wafer fabrication plant in Rousset, France, (v) to the ramp-up of production at the Phoenix, Arizona 8-inch front-end manufacturing facility,
(vi) to the upgrade of the wafer fabrication facility in Rancho Bernardo,
(vii) to the completion of the first phase of the back-end facility of Shenzhen, China and (viii) to expand the back-end facilities in Malaysia, Malta and Morocco.

   The Company currently expects that capital spending for 1998 will continue to be at levels at least as high as in 1996 and 1997, and possibly higher. Although the Company has not yet finalized its budget planning for 1999, which is subject to market conditions and approval by the Supervisory Board, capital expenditures for 1999 could be significantly higher. The most significant of the Company's 1998 capital expenditure projects are expected to be the conversion of its facilities in Crolles, France to 0.25 micron and 0.18 micron processes, the increase of capacity of the 8-inch facilities in Catania, Italy, and Phoenix, Arizona, the completion of construction of its new 8-inch front-end wafer fabrication facility in Rousset, France, the conversion from 6-inch to 8-inch and expansion at one of its front-end wafer fabrication plants in Agrate, Italy, and the construction of a new 8-inch facility in Singapore. The Company has also identified an additional 8-inch wafer fabrication facility to be built in Italy that is planned to be operational by the year 2001. The Company has decided to build a new 300 millimeter, 12-inch wafer research fabrication and pilot line at Crolles (France) using 0.18 micron and below process technology. The pilot line will be operated in partnership with Leti and CNET, which are already working with the Company in Crolles. The Company has also announced plans for a new center for advanced research and development and industrialization in the field of nonvolatile memories in Agrate (Italy) to target 0.13 micron CMOS technology generation by 2003. The Company will continue to monitor its level of capital spending, however, taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additions.

   In 1997, the Company's receivables from government agencies totaled $154.9 million compared to $217.3 million in 1996 and $184.7 million in 1995. The decrease in 1997 was due primarily to cash received from certain government contracts that was recognized in previous periods. See Note 7 to the Consolidated Financial Statements. In 1997, the Company's advances from government agencies totaled $10.1 million compared to $10.7 million in 1996 and $11.2 million in 1995. See Note 16 to the Consolidated Financial Statements. The timing of receipt of funds under government contracts has been delayed from time to time in the past, and while generally the Company has received the amounts recorded in such receivables, there have been instances in which such funds ultimately have not been paid.

   The Company expects to have significant capital requirements in the coming years and intends to continue to devote a substantial portion of its net revenues to research and development. The Company plans to fund its capital requirements from cash from operations, available funds, available support from third parties (including state support, principally from the French and Italian governments) and may make recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund the Company's working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to the Company.

   The Company believes that its available funds, available support from third parties, and additional borrowings will be sufficient to meet its anticipated needs for liquidity through at least 1998.

YEAR 2000 COMPLIANCE

   The Company is aware of the issues associated with the limitations of the programming code in many existing computer systems, whereby the computer systems may not properly recognize date sensitive information as the millennium (year 2000) approaches. Computer systems include, but are not limited to, computer systems embedded in production equipment, products containing computer systems, business data processing systems, production management and planning systems and personal computers. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is currently engaged in the ongoing process of evaluating its information technology infrastructure for year 2000 compliance and is working with suppliers and key customers to ensure that their systems are year 2000 compliant. A Company-wide taskforce has been assembled to identify, correct or replace, and test the Company's systems to ensure that they do not malfunction as a result of the year 2000. While the total estimated cost of these efforts is difficult to predict with accuracy, based on a preliminary evaluation, the Company believes that there should not be a material adverse impact on its operating results or financial condition. However, year 2000 issues could have a significant impact on the Company's operations and its financial results if modifications cannot be completed on a timely basis, unforeseen needs or problems arise, or if there are unforeseen compliance problems with the systems operated by its customers, suppliers, vendors or subcontractors. In addition, while the Company has initiated programs to determine whether its current products are year 2000 compliant, the Company cannot be certain that all its products are year 2000 compliant. Moreover, the change to the year 2000 may negatively impact the Company's customers or the semiconductor industry as a whole, causing reduced demand and market disruption in anticipation of, or following, the year 2000.

      ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The Company is subject in its operations to interest rate risk and foreign exchange risk. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio and long-term debt obligations. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. The Company primarily enters into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs.

   The Company enters into forward contracts and foreign currency options to protect against potentially adverse changes in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is made until the time it is settled.

   Forward contracts outstanding as of December 31, 1997 mature mainly during first quarter 1998, and amount to $149.5 million forward sale of U.S. dollars, $17.3 million forward purchase of U.S. dollars, $64.0 million forward sale of other foreign currencies, and $74.4 million forward purchase of other foreign currencies. There were no foreign currency options outstanding as of December 31, 1997. All forward contracts outstanding as of December 31, 1997 mature during 1998. The principal currencies covered are the German mark, the British pound, the Japanese yen, the French franc, the Swiss franc and the Italian lira.

   The Company does not anticipate any material adverse effect on its financial position, result of operations or cash flow resulting from the use of these instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. The Company does not use financial instruments for speculative or trading purposes.


   The table below presents principal amounts and related weighted-average interest rates by year of maturity for the Company's investment portfolio and debt obligations:

                                                                                         FAIR VALUE AT
                                                                                         DECEMBER 31,
                           1998     1999     2000    2001    2002   THEREAFTER  TOTAL        1997
                         --------  ------- -------- ------- ------- ---------- --------  -------------
                                     (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PERCENTAGES)
ASSETS:
Cash equivalents:
 Fixed rate............. $702,157       --       --      --      --       --   $702,157    $702,157
 Average interest rate..     5.64%      --       --      --      --       --       5.64%
LONG-TERM DEBT:
 Fixed rate.............  $58,614  $50,430 $107,553 $98,093 $72,609  $27,722   $415,021    $405,445
 Average interest rate..    5.36%    4.77%    4.90%   5.43%   5.43%    5.30%      5.19%

   Long-term debt by currency:

                                                        AMOUNT IN
                                                        THOUSANDS
                                                           OF      AMOUNT IN
                                                        ORIGINAL  THOUSANDS OF
                                                        CURRENCY  U.S. DOLLARS
                                                        --------- ------------
      Italian lira (in million lire)...................  427,050    $242,754
      French franc.....................................  565,952      94,403
      Maltese pound....................................   17,680      45,105
      U.S. dollar......................................   20,000      20,000
      Other currencies.................................      --       12,759
                                                                    --------
      Total in U.S. dollars............................             $415,021
                                                                    ========


   The following table provides information about the Company's foreign exchange forward contracts at December 31, 1997 (in thousands of U.S. dollars):

                                                                  ESTIMATED
                                   NOTIONAL   AVERAGE CONTRACT   FAIR VALUE
                                   AMOUNT(1)   EXCHANGE RATE   IN U.S. DOLLARS
                                   ---------  ---------------- ---------------
FOREIGN CURRENCY FORWARD EXCHANGE
 CONTRACTS TO BUY (SELL)
 U.S. DOLLARS FOR FOREIGN
 CURRENCIES:
Deutsche mark.....................  (20,000)        1.753         $   (431)
Spanish peseta....................   (1,000)      148.850              (19)
Malaysian ringgit.................    2,302         3.861               19
Franch franc......................  (25,000)        5.811             (767)
Chinese yuan......................   15,000         8.323              (39)
Korean wong.......................  (10,000)        1.352           (1,898)
Singapore dollar..................  (93,500)        1.485          (10,705)
                                   --------                       --------
Total net in U.S. dollars......... (132,198)                      $(13,840)
                                   ========                       ========

                                                                   ESTIMATED
                                    NOTIONAL   AVERAGE CONTRACT   FAIR VALUE
                                   AMOUNT(1)    EXCHANGE RATE   IN U.S. DOLLARS
                                   ----------  ---------------- ---------------
FOREIGN CURRENCY FORWARD EXCHANGE
 CONTRACTS TO BUY (SELL)
 GERMAN MARKS FOR FOREIGN
 CURRENCIES:
U.S. dollar......................     (50,000)       1.781           $ 184
Malaysian ringgit................         173        1.910              12
Franch franc.....................       5,000        3.347              (2)
Singapore dollar.................        (840)       0.910             (13)
                                   ----------                        -----
Total net in German marks........     (45,667)
Total net in U.S. dollars........     (25,484)                       $ 181
                                                                     =====
FOREIGN CURRENCY FORWARD EXCHANGE
 CONTRACTS TO BUY (SELL)
 JAPANESE YEN FOR FOREIGN
 CURRENCIES:
U.S. dollar......................    (450,000)     125.590           $ 110
Italian lira.....................     400,000       13.216              (9)
French franc.....................     400,000        0.048            (144)
Singapore dollar.................  (2,100,000)       0.013            (199)
                                   ----------                        -----
Total net in Japanese yen........  (1,750,000)
Total net in U.S. dollars........     (13,505)                       $(242)
                                                                     =====
FOREIGN CURRENCY FORWARD EXCHANGE
 CONTRACTS TO BUY (SELL)
 SWISS FRANCS FOR FOREIGN
 CURRENCIES:
U.S. dollar......................      49,000        1.417           $(917)
Malaysian ringgit................       2,435        2.590              55
French franc.....................         500        4.145              (2)
Singapore dollar.................       1,322        1.132              16
                                   ----------                        -----
Total Swiss francs...............      53,257
Total net in U.S. dollars........      36,628                        $(848)
                                                                     =====

--------
(1) Amounts in thousands of original currency (Italian lira expressed in millions).

   The Company also entered into additional forward sale contracts, for a countervalue of $15.9 million, and forward purchase contracts, for a countervalue of $28.8 million, denominated in various currencies including pounds sterling, French francs, Italian lire, Singapore dollars, Spanish pesetas and Dutch guilders, which approximated the fair value of such contracts.

                 ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANT

SUPERVISORY BOARD

   The management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. The Supervisory Board advises the Management Board and is responsible for supervising the policies pursued by the Management Board and the general course of affairs of the Company and its business. In fulfilling their duties under Dutch law, the members of the Supervisory Board must serve the interests of the Company and its business.

   The Supervisory Board consists of such number of members as is resolved by the general meeting of shareholders upon proposal of the Supervisory Board, with a minimum of six members. The members of the Supervisory Board are appointed upon proposal of the Supervisory Board by the general shareholders' meeting by a majority of the votes cast at a meeting where at least one-half of the outstanding share capital is present or represented.

   Pursuant to various shareholders agreements, the membership of the Supervisory Board of the Company must include three members designated by the French shareholders from the Board of Directors of FT1CI (following the merger of FT2CI and FT1CI, a corporation owned by CEA-Industrie and France Telecom), and three members designated by the Italian shareholders (of whom I.R.I. has the right to appoint two members and Comitato SIR has the right to appoint one member). See "Item 4: Control of Registrant--Shareholder Agreements." The Supervisory Board of the Company currently includes two members who are not affiliated with ST Holding and its direct and indirect shareholders.

   The members of the Supervisory Board appoint a chairman and vice chairman of the Supervisory Board from among the members of the Supervisory Board (with approval of at least three-quarters of the members of the Supervisory Board) and may appoint one or more members as a delegate supervisory director to communicate on a regular basis with the Management Board. Resolutions of the Supervisory Board require the approval of at least three-quarters of its members. The Supervisory Board must meet upon request by two or more of its members or by the Management Board. The Supervisory Board has adopted internal regulations to clarify the manner by which it carries out the supervisory duties imposed upon it by law, the Company's Articles of Association and resolutions of the shareholders and the Supervisory Board itself. By such resolution the Supervisory Board has authorized (i) the establishment of a secretariat (headed by an individual approved by it and appointed for a one-year renewable term) whose functions are to: (a) assist the Chairman and Vice Chairman of the Supervisory Board in the operations of the Board, (b) implement and oversee the execution within the Company of decisions adopted by the Supervisory Board, and (c) cooperate in and contribute to the execution of the functions of the designated Secretary and Assistant Secretary of the Supervisory Board; (ii) (a) the possibility of the appointment by the members of the Supervisory Board of assistants and (b) the appointment by such board of two controllers to exercise operational and financial control over the operations of the Company who, with assistants, will also review operation reports and the implementation of Supervisory Board decisions; and (iii) the establishment by the Supervisory Board of advisory committees. In addition, the Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the setting of the Board's calendar.

   Members of the Supervisory Board must retire no later than at the ordinary general meeting of shareholders held after a period of three years following their appointment, but may be re-elected. A member of the Supervisory Board must retire at the ordinary general meeting of shareholders held in the year in which he reaches the age prescribed by Dutch law for retirement of a supervisory director (currently at age 72). Members of the Supervisory Board may be suspended or dismissed by the general meeting of shareholders. The Supervisory Board may make a proposal to the general meeting of shareholders for the suspension or dismissal of one or more of its members. The members of the Supervisory Board may receive compensation if authorized by the general meeting of shareholders.

   The shareholders agreement between the group of French shareholders and the group of Italian shareholders, as shareholders of ST Holding, also includes certain provisions requiring the approval of the Supervisory Board of ST Holding for certain actions by ST Holding, the Company and its subsidiaries. In addition, pursuant to the shareholders agreement among the group of French shareholders and a decree issued by certain Ministries of The Republic of France, the approval by members of the Supervisory Board appointed by the French shareholders of certain actions to be taken by the Company or its subsidiaries requires the approval of the Board of Directors of FT1CI and is subject to a veto by certain Ministries of The Republic of France. These requirements for the prior approval of various actions to be taken by the Company and its subsidiaries may give rise to a conflict of interest between the interests of the Company and the individual shareholders approving such actions, and may result in a delay in the ability of the Management Board to respond as quickly as may be necessary in the rapidly changing environment of the semiconductor industry. Such approval process is subject to the provisions of Dutch law requiring members of the Supervisory Board to act independently in the supervision of the management of the Company.

   The members of the Supervisory Board are:

   NAME                          POSITION                  YEAR APPOINTED               AGE
   ----                          --------                  --------------               ---
   Bruno Steve                 Chairman                         1989                     56
   Jean-Pierre Noblanc         Vice Chairman                    1994                     59
   Tom de Waard                Member                           1998                     51
   Remy Dullieux               Member                           1993                     47
   Riccardo Gallo              Member                           1997                     54
   Francis Gavois              Member                           1998                     62
   Alessandro Ovi              Member                           1994                     54
   Robert M. White             Member                           1996                     59

   Bruno Steve has been Chairman of the Supervisory Board since June 1996, and has been a member of the Company's Supervisory Board since 1989. He served as Vice Chairman of the Supervisory Board from 1989 to July 1990. From July 1990 to March 1993, Mr. Steve served as Chairman of the Supervisory Board. He has been with I.R.I., Finmeccanica's parent company, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of MEI and a member of the board of statutory auditors of Alitalia S.p.a. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia, I.R.I.'s holding company for the telecommunications sector.

   Jean-Pierre Noblanc has been a member of the Supervisory Board since 1994 and its Chairman until June 1996. Mr. Noblanc is presently General Manager of the Components Sector of CEA Industrie. Prior to joining CEA Industrie, Mr. Noblanc served at CNET, the Research Center of France Telecom, as Director of the Applied Research Center of Bagneux and of the Microelectronics Center of Grenoble. Mr. Noblanc holds a degree in engineering from the Ecole Superieure d'Electricite and a doctoral degree in physical sciences from the University of Paris. Mr. Noblanc is an Associate Member of the Committee on Applications of the French Academy of Sciences and a director of Thomson S.A. Mr. Noblanc also serves on the board of Pixtech Inc. and Picogiga S.A.

   Tom de Waard was appointed to the Supervisory Board in 1998. Mr. de Waard is a partner of Stibbe Simont Monahan Duhot, a leading Dutch law firm, where he has held several positions since 1979 and has gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and received his law degree from Leiden University in 1979.

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

   Riccardo Gallo was appointed to the Supervisory Board in 1997. He is Associate Professor of Industrial Economics at the Engineering Faculty of "La Sapienza" University in Rome. He is also a member of the board of directors of Comitato Sir. From 1982 to 1991, he served as Director General at the Italian Ministry of the National Budget. In the early 1990s, he served as Vice Chairman of I.R.I. In 1994, he was appointed by the Italian Minister of Industry as Extraordinary Commissioner of Fidia, a research-oriented pharmaceutical company.

   Francis Gavois was appointed to the Supervisory Board in 1998. Mr. Gavois is the Chairman of the Supervisory Board of ODDO et Cie. He is also a member of the Board of Directors of Plastic Omnium and the Supervisory Board of the Consortium de Realisation (CDR). From 1984 to 1997, Mr. Gavois held several positions, including Chairman of the Board of Directors and President of Banque Francaise du Commerce Exterieur (BFCE). Prior to that time Mr. Gavois held positions in the French government. He is a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration.

   Alessandro Ovi has been a member of the Supervisory Board since 1994. He received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a masters degree in operations research from Massachusetts Institute of Technology. He is currently the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I. He currently serves on the boards of Alitalia, Telecom Italia, Italtel (a Telecom Italia and Siemens Company), MEI, Sirti, Zambon, Carnegie Mellon University and Corporation Development Committee of the Massachusetts Institute of Technology.

   Robert M. White was appointed to the Supervisory Board in June 1996. Mr. White is a University Professor and Department Head at Carnegie Mellon University and serves as a member of several corporate boards, including those of Ontrack Data Systems, Inc., and Zilog, Inc. He is a member of the U.S. National Academy of Engineering. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States Government. Prior to 1990, Mr. White served in several key executive positions at Xerox Corporation, Control Data Corporation and MCC. He received a doctoral degree in physics from Stanford University and graduated with a degree in science from Massachusetts Institute of Technology.

   The Supervisory Board has established an Audit Committee comprised of Messrs. Dullieux, Ovi and an independent director, Mr. White, and a Compensation Committee comprised of the Chairman (Mr. Steve), the Vice Chairman (Mr. Noblanc) and an independent director (Mr. White).

MANAGEMENT BOARD

   The management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. Under the Articles of Association, the Management Board must obtain prior approval from the Supervisory Board for
(i) all proposals to be submitted to a vote at the general meeting of shareholders; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement;
(iii) all multi-year plans of the Company and the budget for the coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board. The Management Board must seek approval from the general meeting of shareholders for decisions relating to
(i) the sale of all or of an important part of the Company's assets or concerns; and (ii) all mergers, acquisitions or joint ventures which the Company wishes to enter into and which the Supervisory Board considers to be of material significance. In addition, under the Articles of Association, the Supervisory Board may specify by resolution certain actions by the Management Board that require its prior approval. Following the adoption of such a resolution, the actions by the Management Board requiring such prior approval include the following:

(i) modification of its Articles of Association; (ii) change in its authorized share capital, issue, acquisition or disposal of its own shares, change in any shareholder rights or issue of any instruments granting an interest in its capital or profits; (iii) liquidation or disposal of all or a substantial and material part of its assets or any shares it holds in any of its subsidiaries;
(iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company; (v) approval of such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; (vi) entering into any agreement with any of the direct or indirect French or Italian shareholders outside the normal course of business; (vii) submission of documents reporting on (a) approved policy, expected progress and results and (b) strategic long-term business plans and consolidated annual budgets or any modifications to such; (viii) preparation of long-term business plans and annual budgets; (ix) adoption and implementation of such long-term business plans and annual budgets; (x) approval of all operations outside the normal course of business, including operations already provided for in the annual budget; and (xi) approval of the quarterly, semi-annual and annual consolidated financial statements prepared in accordance with internationally accepted accounting principles. Such resolution also requires that the Management Board obtain prior approval from the Supervisory Board for (i) the appointment of the members of the statutory management, administration and control bodies of the Company's French and Italian subsidiaries; and (ii) the nomination of the statutory management, administration and control bodies of the Company and each of the Company's other direct and indirect subsidiaries followed by confirmation to the Supervisory Board of such nominees' appointments. The general meeting of shareholders may also specify certain actions of the Management Board that require shareholder approval. The Company's Articles of Association provide that the Management Board must obtain shareholder approval prior to (i) the sale of all or an important part of the Company's assets and concerns; and (ii) all mergers, acquisitions or joint ventures which the Company wishes to enter into and which the Supervisory Board considers to be of material significance. See "Item 1:
Description of Business" and "Item 13: Interest of Management in Certain Transactions."

   The Management Board shall consist of such number of members as resolved by the general meeting of shareholders upon the proposal of the Supervisory Board. The members of the Management Board are appointed for three year terms upon proposal by the Supervisory Board at the general shareholders' meeting by a majority of the votes cast at a meeting where at least one-half of the outstanding share capital is present or represented. The Supervisory Board appoints one of the members of the Management Board to be chairman of the Management Board (upon approval of at least three-quarters of the members of the Supervisory Board). Resolutions of the Management Board require the approval of a majority of its members. Mr. Pasquale Pistorio, the Company's President and Chief Executive Officer, is currently the sole member of the Management Board.

   The general meeting of shareholders may suspend or dismiss one or more members of the Management Board at a meeting at which at least one-half of the outstanding share capital is present or represented. No quorum is required if a suspension or dismissal is proposed by the Supervisory Board. The Supervisory Board may suspend members of the Management Board, but a general meeting of shareholders must be convened within three months after such suspension to confirm or reject the suspension. The Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of the Management Board, be temporarily responsible for the management of the Company. The Supervisory Board determines the compensation and other terms and conditions of employment of the members of the Management Board.

EXECUTIVE OFFICERS

   The executive officers of the Company support the Management Board in its management of the Company, without prejudice to the Management Board's ultimate responsibility.The Company is organized in a matrix structure with geographical regions interacting with product divisions, bringing all levels of management closer to the customer and facilitating communication among research and development, production, marketing and sales organizations.

   The executive officers of the Company are:

                                                                    YEARS IN
                                                     YEARS WITH   SEMICONDUCTOR
          NAME                  POSITION           THE COMPANY(1)   INDUSTRY    AGE
          ----                  --------           -------------- ------------- ---
 Pasquale Pistorio      President and Chief              18             34       62
                         Executive Officer
 Laurent Bosson         Corporate Vice                   15             15       55
                         President, Central
                         Front-end Manufacturing
 Carlo Bozotti          Corporate Vice                   21             21       45
                         President, European and
                         Headquarters Region
 Salvatore Castorina    Corporate Vice                   16             32       61
                         President, Discrete and
                         Standard ICs Group
 Murray Duffin          Corporate Vice                   11             38       61
                         President, Total
                         Quality and
                         Environmental
                         Management
 Alain Dutheil          Corporate Vice                   15             28       53
                         President, Strategic
                         Planning and Human
                         Resources
 Ennio Filauro          Corporate Vice                   29             38       65
                         President, Memory
                         Products Group
 Philippe Geyres        Corporate Vice                   14             22       46
                         President, Programmable
                         Products Group
 Maurizio Ghirga        Corporate Vice                   15             15       60
                         President, Chief
                         Financial Officer
 Jean-Claude Marquet    Corporate Vice                   12             31       56
                         President, Asia Pacific
                         Region
 Pier Angelo Martinotti Corporate Vice                   17             30       57
                         President, New Ventures
                         Group
 Joel Monnier           Corporate Vice                   15             24       52
                         President, Central
                         Research and
                         Development
 Piero Mosconi          Corporate Vice                   34             34       58
                         President, Treasurer
 Richard Pieranunzi     Corporate Vice                   17             32       59
                         President, Americas
                         Region
 Aldo Romano            Corporate Vice                   32             32       57
                         President, Dedicated
                         Products Group
 Giordano Seragnoli     Corporate Vice                   33             35       61
                         President, Back-end
                         Manufacturing and
                         Subsystems
 Keizo Shibata          Corporate Vice                    6             33       61
                         President, Japan Region
 Enrico Villa           Corporate Vice                   30             30       57
                         President, Region Five

--------
(1) Including years with Thomson Semiconducteurs or SGS Microelettronica.

   Pasquale Pistorio has more than 34 years of experience in the semiconductor industry. After graduating in Electrical Engineering from the Polytechnical University of Turin in 1963, he started his career selling Motorola products. Mr. Pistorio joined Motorola in 1967, becoming Director of World Marketing in 1977 and General Manager of the International Semiconductor Division in 1978. Mr. Pistorio joined SGS Microelettronica as President and Chief Executive Officer in 1980 and became President and Chief Executive Officer of the Company upon its formation in 1987.

   Laurent Bosson has served as Corporate Vice President, Central Front-end Manufacturing and VLSI Fabs since 1989 and from 1992 to 1996 he was given additional responsibility as President and Chief Executive Officer of the Company's operations in the Americas. Mr. Bosson received a Masters degree in Chemistry from the University of Dijon in 1969. He joined Thomson-CSF in 1964 and has held several positions in engineering and manufacturing. In 1982, Mr. Bosson was appointed General Manager of the Tours and Alencon facilities of Thomson Semiconducteurs. In 1985, he joined the French subsidiary of SGS Microelettronica as General Manager of the Rennes, France manufacturing facility.

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

   Salvatore Castorina has served as Corporate Vice President, Discrete and Standard ICs Group since 1989. Mr. Castorina received his engineering degree in Electronics from the Polytechnical University of Turin and began his career as a teacher of electrical and electronic technologies prior to joining Thomson-CSF in Milan in 1965. In 1967, he joined Motorola Semiconductors and held various positions in sales and marketing. In 1981, Mr. Castorina joined the Company as General Manager of Transistors in Catania and became the General Manager of the Company's Discrete Division in 1989.

   Murray Duffin has served as Corporate Vice President, Total Quality and Environmental Management since 1992. Mr. Duffin graduated from the University of Manitoba in Electrical Engineering and later studied Semiconductor Physics and Computer Logic at the University of California Los Angeles and received an MBA from Arizona State University. Mr. Duffin started his career in 1959 as an RF Applications Engineer and thereafter held numerous managerial positions within most of the departments at TRW and Motorola Semiconductors prior to joining the Company in 1986. From 1986 to 1992, Mr. Duffin was in charge of the quality and service organization.

   Alain Dutheil has served as Corporate Vice President, Strategic Planning and Human Resources since 1994 and 1992, respectively. Mr. Dutheil is also President of the Company's French subsidiary. After graduating in Electrical Engineering from the Ecole Superieure d'Ingenieurs de Marseilles (ESIM), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director for Texas Instruments, France in 1980 and Director of Operations for Texas Instruments, Portugal in 1982. He joined Thomson Semiconducteurs in 1983 as General Manager of a plant in Aix-en-Provence, France and then became General Manager of the Company's Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for Worldwide Back-end Manufacturing, in addition to serving as Corporate Vice President for Human Resources from 1992 until the present.

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

   Philippe Geyres has served as Corporate Vice President, General Manager Programmable Products Group since 1990. Mr. Geyres graduated from the Ecole Polytechnique in 1973 and began his career with IBM in France before joining Schlumberger Group in 1980 as Data Processing Director. He was subsequently appointed Deputy Director of the IC Division at Fairchild Semiconductors. Mr. Geyres joined Thomson Semiconducteurs in 1983 as Director of the Bipolar Integrated Circuits Division. He was appointed Strategic Programs Director in 1987 and, later the same year, became Corporate Vice President, Strategic Planning of the Company.

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

   Jean-Claude Marquet has served as Corporate Vice President, Asia Pacific Region since July 1995. After graduating in Electrical and Electronics Engineering from the Ecole Breguet Paris, Mr. Marquet began his career in the French National Research Organisation and later joined Alcatel. In 1969, he joined Philips Components. He remained at Philips until 1978, when he joined Ericsson, eventually becoming President of Ericsson's French operations. In 1985, Mr. Marquet joined Thomson Semiconducteurs as Vice President Sales and Marketing, France. Thereafter, Mr. Marquet served as Vice President Sales and Marketing for France and Benelux, and Vice President Asia Pacific and Director of Sales and Marketing for the region.

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

   Richard Pieranunzi has served as Corporate Vice President, Americas Region since August 1996. Mr. Pieranunzi received his BSEE from the University of Rhode Island, and started his career in process engineering. Later, he joined Motorola's international marketing organization, including in Europe where he held management positions in sales and strategic marketing and applications. Mr. Pieranunzi joined SGS Semiconducteurs in 1981 as Marketing and Sales Manager and, upon the formation of the Company in 1987, he became Vice President Marketing and Sales for the U.S. organization. For three years, Mr. Pieranunzi headed the Company's Corporate Strategic Marketing and Corporate Key Account programs.

   Aldo Romano has served as Corporate Vice President, General Manager Dedicated Products Group since 1987. Mr. Romano is also Managing Director of the Company's Italian subsidiary. A graduate in Electronic Engineering from the University of Padua in 1963, Mr. Romano joined SGS Microelettronica in 1965 as a designer of linear ICs, becoming head of the linear IC design laboratory in 1968 and head of Marketing and Applications in 1976. Mr. Romano became Director of the Bipolar IC Division (which has evolved into the Dedicated Products Group) in 1980.

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

   Keizo Shibata has served as Corporate Vice President and President of the Company's Japanese subsidiary since 1992. Mr. Shibata obtained bachelors and masters degrees in Engineering from Osaka University and has 31 years of experience in the semiconductor industry. Prior to joining the Company, Mr. Shibata was employed with Toshiba Corporation since 1964 in various capacities. From 1987 to 1988, Mr. Shibata served as Chairman of both World Semiconductor Trade Statistics and the Trade Policy Committee of the Electric Industry Association of Japan.

   Enrico Villa has served as Corporate Vice President, Region Five since January 1, 1998. Mr. Villa has served in various capacities within the Company since 1968 after obtaining a degree in Business Administration from the University of Genoa and has 30 years of experience in the semiconductor industry. He is currently a member of the European Electronics Component Association ("EECA") for which he is now Chairman of the European Semiconductor Council as well as Chairman for Europe at the Joint Steering Committee of the World Semiconductor Council.

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

                ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS


   The aggregate cash compensation payable for 1997 to the members of the Supervisory Board by the Company was approximately $307,000. The amount of cash compensation for 1997 paid to the executive officers of the Company and members of the Management Board as a group by the Company and its subsidiaries was approximately $7 million.

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

   The executive officers and the Management Board were also covered in 1997 under certain group life and medical insurance programs provided by the Company. The aggregate additional amount set aside by the Company in 1997 to provide pension, retirement or similar benefits for executive officers and the Management Board of the Company as a group is estimated to have been approximately $3.1 million.

    ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION PLANS

   As of June 24, 1998, options to purchase up to an aggregate of 109,570 Common Shares were outstanding under the Company's first stock option plan (the "1989 Stock Option Plan"). Such options are fully vested and are exercisable at the original issue price, as adjusted to reflect the 40:1 stock split effected in connection with the Initial Public Offering, of NLG 25 per share or at the price of NLG 17.50 per share. Of such outstanding options, 31,000 are held by executive officers of the Company as a group. All options outstanding under the 1989 Stock Option Plan expire December 18, 1999.

   On October 20, 1995, the Shareholders of the Company approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a new stock option plan which provides for the granting to managers and professionals of the Company of options to purchase up to a maximum of 5.5 million Common Shares (the "1995 Stock Option Plan"). The Company has granted 1,845,500 options pursuant to the 1995 Stock Option Plan, of which Options to purchase 1,200,000 Common Shares have an exercise price per Common Share of $36.25. As of June 24, 1998, 1,167,700 of these options were outstanding; 583,850 of such options will vest and become exercisable on March 1, 1999, and 583,850 of such options will vest and become exercisable on March 1, 2000. All such options will expire on March 1, 2004. The remaining options to purchase 645,500 Common Shares have an exercise price per Common Share of $85.375 out of which, as of June 24, 1998, 642,300 were outstanding. These options will vest and become exercisable on September 12, 2001 and will expire on September 12, 2005.

   In June 1996, the general meeting of shareholders approved the granting of options to members and professionals of the Supervisory Board to purchase approximately 72,000 Common Shares of the Company over a period of three years, beginning in 1996. On October 22, 1996, options to purchase an aggregate of 33,000 Common Shares at an exercise price of $54.00 per Common Share were granted by the Company to members and professionals of the Supervisory Board. As of June 24, 1998, 1,500 options granted to members and professionals of the Supervisory Board had been exercised. Such options are exercisable until October 22, 2004.

   On September 12, 1997, additional options to purchase an aggregate of 15,000 Common Shares at an exercise price of $85.375 per Common Share were granted by the Company to members and professionals of the Supervisory Board. None of these options had been exercised as of June 24, 1998. Such options are exercisable until September 12, 2005.

EMPLOYEE STOCK PLAN

   The Company has implemented an Employee Stock Plan under which employees have subscribed for a total of 302,338 Common Shares at a 12% discount from the public offering price used in the Share Offering ($72.1875 per Common Share). These Shares are subject to a six-month holding period expiring on December 10, 1998. The subscription period ended on June 10, 1998 and payment for the Shares is expected to occur prior to the expiry of the holding period.

            ITEM 13: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

   One of the Company's key customers is Thomson Multimedia. Thomson Multimedia and Thomson-CSF, one of the indirect shareholders of the Company until October 1997 (see "Item 4: Control of Registrant"), are both controlled by Thomson S.A. The Company sells a broad range of products to Thomson Multimedia, including dedicated products, microcontrollers and semicustom devices, for use in televisions, video cassette recorders and satellite receiver systems. The Company believes that all of the products that it sells to Thomson Multimedia are sold on commercial terms no less favorable to the Company than could be obtained with non-affiliated parties. The Company has also formed a Groupement d'Interet Economique ("GIE") with Thomson Multimedia to conduct joint research and development on advanced television products, including digital television products. The Company and Thomson Multimedia share equally the funding of the joint venture's designers, engineers and managers.

   The Company has formed a joint venture research and development center with CNET in the form of a GIE. CNET is a research laboratory that is wholly owned by France Telecom, one of the indirect shareholders of the Company. See "Item 1: Description of Business--Research and Development" and "Item 4: Control of Registrant." The research center is housed at the Company's Crolles, France manufacturing facility, and is developing submicron process technologies. The joint venture between the Company and CNET was created before France Telecom became an indirect shareholder of the Company.

   The Company has signed an agreement providing for a research and development cooperation with GRESSI, the research and development GIE formed by CNET and LETI, a research laboratory that is a department of CEA-Industrie, the parent of one of the indirect shareholders of the Company. See "Item 4:
Control of Registrant." The objectives of the cooperation is to develop know-how on innovative aspects of VLSI technology evolution which can be transferred to industrial applications, and to address the development of innovative process steps and process modules to be used in future generations of VLSI products. The cooperation agreement is based upon a multi-year plan through 1998, of which the Company bears half of the total cost.

   The Company participates in certain programs sponsored by the French and Italian governments for the funding of research and development and industrialization through direct grants as well as low interest financing. See "Item 1: Description of Business--State Support for the Semiconductor Industry." The shareholders of ST Holding, the corporate parent of the Company's majority shareholder, are controlled, directly or indirectly, by the governments of the Republics of France and Italy. See "Item 4: Control of Registrant."

   Sales to shareholders of the Company and their affiliates totalled $148.2 million in 1997.

  From time to time, the Company may hold with its direct or indirect shareholders, or their affiliates, certain available funds on a short-term basis at market interest rates.

                                    PART II

              ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED

  Not applicable.

                                   PART III

                    ITEM 15: DEFAULT UPON SENIOR SECURITIES

  Not applicable.

          ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

  Not applicable.

                                    PART IV

                         ITEM 17: FINANCIAL STATEMENTS

  Not applicable.

                         ITEM 18: FINANCIAL STATEMENTS

  See "Item 19: Financial Statements and Exhibits" for a list of financial statements filed pursuant to this Item 18.

                  ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

  (a) Financial Statements

                                                                          PAGE
                                                                          ----
Report of Independent Accountants for the Years Ended December 31, 1997
 and 1996................................................................ F-1
Auditor's Report on the Year Ended December 31, 1995 .................... F-2
Consolidated Statements of Income........................................ F-3
Consolidated Balance Sheet............................................... F-4
Consolidated Statements of Cash Flows.................................... F-5
Consolidated Statement of Changes in Shareholders' Equity................ F-6
Notes to Consolidated Financial Statements............................... F-7

  (b) Exhibits

  The exhibits listed in the accompanying index are filed or incorporated by reference as part of this annual report.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Supervisory Board and Shareholders of SGS-THOMSON Microelectronics N.V.

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of SGS-THOMSON Microelectronics N.V. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of SGS-THOMSON Microelectronics N.V. for the year ended December 31, 1995 were audited by other independent accountants whose report dated January 26, 1996 expressed an unqualified opinion on those statements.

PRICE WATERHOUSE NEDERLAND BV
Amsterdam, The Netherlands
January 23, 1998

                               AUDITOR'S REPORT

To the Supervisory Board and the Shareholders of SGS-THOMSON Microelectronics
N.V.:

   We have audited the accompanying consolidated balance sheets of SGS-THOMSON Microelectronics N.V. (a Dutch corporation) and subsidiaries as of December 31, 1995 and 1994, and the related statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SGS-THOMSON Microelectronics N.V. and subsidiaries as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles, as applied in the United States.

Arthur Andersen & Co.
Amsterdam, The Netherlands
January 26, 1996

                       SGS-THOMSON MICROELECTRONICS N.V.

                       CONSOLIDATED STATEMENTS OF INCOME
            In thousands of U.S. dollars (except per share amounts)

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1995         1996         1997
                                         -----------  -----------  -----------
Net sales..............................  $ 3,520,670  $ 4,078,246  $ 3,969,773
Other revenues.........................       33,749       44,114       49,372
                                         -----------  -----------  -----------
 NET REVENUES..........................    3,554,419    4,122,360    4,019,145
Cost of sales..........................   (2,096,039)  (2,414,706)  (2,457,386)
                                         -----------  -----------  -----------
 GROSS PROFIT..........................    1,458,380    1,707,654    1,561,759
Selling, general and administrative....     (413,148)    (421,012)    (454,311)
Research and development...............     (440,334)    (532,294)    (610,847)
Restructuring costs....................      (12,975)          --           --
Other income and expenses..............       59,107       45,074       23,218
                                         -----------  -----------  -----------
 OPERATING INCOME......................      651,030      799,422      519,819
Net interest expenses..................      (16,854)     (11,169)      (2,646)
Gain on disposal of investment.........           --        7,263           --
                                         -----------  -----------  -----------
INCOME BEFORE INCOME TAXES AND MINORITY
 INTERESTS.............................      634,176      795,516      517,173
Income tax expense.....................     (108,282)    (171,638)    (113,017)
                                         -----------  -----------  -----------
INCOME BEFORE MINORITY INTERESTS.......      525,894      623,878      404,156
Minority interests.....................          584        1,666        2,398
                                         -----------  -----------  -----------
NET INCOME.............................  $   526,478  $   625,544  $   406,554
                                         ===========  ===========  ===========
EARNINGS PER SHARE (BASIC).............  $      4.03  $      4.50  $      2.92
                                         ===========  ===========  ===========
EARNINGS PER SHARE (DILUTED)...........  $      4.01  $      4.49  $      2.91
                                         ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                       SGS-THOMSON MICROELECTRONICS N.V.

                           CONSOLIDATED BALANCE SHEET
                          In thousands of U.S. dollars

                                                      AS AT DECEMBER 31,
                                                     ---------------------
                                                        1996       1997
                                                     ---------- ----------
                                    ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.......................... $  551,896 $  702,157
 Marketable securities..............................      4,508         --
 Trade accounts and notes receivable................    645,923    644,017
 Inventories........................................    521,402    593,520
 Other receivables and assets.......................    418,051    413,914
                                                     ---------- ----------
  TOTAL CURRENT ASSETS..............................  2,141,780  2,353,608
Intangible assets, net..............................     17,350     26,423
Property, plant and equipment, net..................  2,839,932  3,046,813
Investments and other non-current assets............      6,450     18,895
                                                     ---------- ----------
  TOTAL ASSETS...................................... $5,005,512 $5,445,739
                                                     ========== ==========
                     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Bank overdrafts.................................... $  315,873 $  365,944
 Short-term debt and current portion of long-term
  debt..............................................    112,372     58,614
 Trade accounts and notes payable...................    444,166    592,315
 Other payables and accrued liabilities.............    318,556    320,427
 Accrued and deferred income tax....................    210,805    295,207
                                                     ---------- ----------
  TOTAL CURRENT LIABILITIES.........................  1,401,772  1,632,507
Long-term debt......................................    194,910    356,407
Reserves for pension and termination indemnities....    100,685     94,938
Other non-current liabilities.......................     38,224     38,636
                                                     ---------- ----------
                                                        333,819    489,981
                                                     ---------- ----------
  TOTAL LIABILITIES.................................  1,735,591  2,122,488
  MINORITY INTERESTS................................      9,901     15,805
Capital stock.......................................  1,072,933  1,073,990
Capital surplus.....................................    930,330    930,945
Accumulated result..................................  1,209,738  1,616,292
Translation adjustment..............................     47,019   (313,781)
                                                     ---------- ----------
  SHAREHOLDERS' EQUITY..............................  3,260,020  3,307,446
                                                     ---------- ----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........ $5,005,512 $5,445,739
                                                     ========== ==========
  Other commitments and contingencies: Note 25

   The accompanying notes are an integral part of these financial statements.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          In thousands of U.S. dollars

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1995        1996        1997
                                            ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income...............................  $  526,478  $  625,544  $  406,554
 Add (deduct) non-cash items:
  Depreciation and amortization...........     392,390     535,908     608,123
  Gain on disposal of investment..........          --      (7,263)         --
  Other non-cash items....................      (8,707)      7,298      19,015
  Minority interest in net income of
   subsidiaries...........................        (584)     (1,666)     (2,398)
  Deferred income tax.....................      (6,365)     58,515      (3,157)
  Changes in assets and liabilities:
   Trade receivables......................    (126,603)    (71,774)    (74,721)
   Inventories............................     (91,412)    (80,517)   (149,642)
   Trade payables.........................      17,005     (38,019)     73,790
   Other assets and liabilities, net......     122,927     (47,359)    106,227
                                            ----------  ----------  ----------
NET CASH FROM OPERATING ACTIVITIES........     825,129     980,667     983,791
                                            ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Payment for purchases of tangible
  assets..................................  (1,001,936) (1,125,205) (1,035,434)
 Proceeds from sales investment...........          --       8,420          --
 Other investing activities...............       2,868      (5,297)    (16,059)
 Investment in marketable securities
  (net)...................................           5        (196)      4,483
                                            ----------  ----------  ----------
NET CASH USED IN INVESTING ACTIVITIES.....    (999,063) (1,122,278) (1,047,010)
                                            ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term
  debt....................................      11,741      84,623     250,759
 Repayment of long-term debt..............     (96,202)   (54,085)     (80,238)
 Increase (decrease) in short-term
  facilities..............................     165,298    (106,239)     68,869
 Capital increase.........................     391,321      16,671       9,669
                                            ----------  ----------  ----------
NET CASH PROVIDED FROM (USED IN) FINANCING
 ACTIVITIES...............................     472,158     (59,030)    249,059
                                            ----------  ----------  ----------
Effect of changes in exchange rates.......      (1,412)     (1,509)    (35,579)
                                            ----------  ----------  ----------
NET CASH INCREASE (DECREASE)..............     296,812    (202,150)    150,261
Cash and cash equivalents at beginning of
 the year.................................     457,234     754,046     551,896
                                            ----------  ----------  ----------
Cash and cash equivalents at end of the
 year.....................................   $ 754,046   $ 551,896   $ 702,157
                                            ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                       SGS-THOMSON MICROELECTRONICS N.V.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                          In thousands of U.S. dollars

                           CAPITAL   CAPITAL   ACCUMULATED TRANSLATION SHAREHOLDERS'
                            STOCK    SURPLUS     RESULT    ADJUSTMENT     EQUITY
                          ---------- --------  ----------- ----------- -------------
Balance as of January 1,
 1995...................  $  981,500 $625,906  $   57,716   $  14,917   $1,680,039
 Capital increase.......      85,028  294,455          --          --      379,483
 Deferred compensation..          --    1,704       (155)          --        1,549
 Net income.............          --       --     526,478          --      526,478
 Translation
  adjustment............          --       --          --      74,166       74,166
                          ---------- --------  ----------   ---------   ----------
Balance as of December
 31, 1995...............   1,066,528  922,065     584,039      89,083    2,661,715
 Capital increase.......       6,405    8,847          --          --       15,252
 Deferred compensation..          --     (582)        155          --         (427)
 Net income.............          --       --     625,544          --      625,544
 Translation
  adjustment............          --       --          --     (42,064)     (42,064)
                          ---------- --------  ----------   ---------   ----------
Balance as of December
 31, 1996...............   1,072,933  930,330   1,209,738      47,019    3,260,020
 Capital increase.......       1,057      615          --          --        1,672
 Net income.............          --       --     406,554          --      406,554
 Translation
  adjustment............          --       --          --    (360,800)    (360,800)
                          ---------- --------  ----------   ---------   ----------
Balance as of December
 31, 1997...............  $1,073,990 $930,945  $1,616,292   $(313,781)  $3,307,446
                          ========== ========  ==========   =========   ==========

   The accompanying notes are an integral part of these financial statements.

                       SGS-THOMSON MICROELECTRONICS N.V.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Currency--Thousands of U.S. dollars)

1.THE COMPANY

   SGS-THOMSON Microelectronics N.V. (the "Company") was formed in 1987 by the combination of the semiconductor business of SGS Microelettronica (then owned by Societa Finanziara Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

   The Company is registered in The Netherlands with its statutory domicile in Amsterdam.

   As of December 31, 1997, the Company was 68.90% (December 31, 1996: 68.97%) owned by SGS-THOMSON Microelectronics II B.V., and 31.10% by the public (December 31, 1996: 31.03%).

   At December 31, 1997, SGS-THOMSON Microelectronics II B.V. was 100% owned by SGS-THOMSON Microelectronics Holding N.V. At December 31, 1997, SGS-THOMSON Microelectronics Holding N.V. was owned as follows:

   --   50% by FT1CI, a French holding company, whose shareholders are CEA-
Industrie (51%) and France Telecom (49%)

   --   50% by M.E.I. - Microelettronica Italiana s.r.l. ("M.E.I."), an
Italian holding company, whose Shareholders are Comitato per l'intervento nella SIR ed in settori ad alta tecnologia ("Comitato SIR") (49.9%) and Istituto per la Ricostruzione Industriale S.p.a. (I.R.I.) (50.1%)

   At December 31, 1996, SGS-THOMSON Microelectronics Holding N.V. was owned as follows:

   --   50% by FT2CI, a French holding company, whose shareholders in turn were FT1CI (50.1%) and Thomson-CSF (49.9%).

   --   50%, (48.14% in 1995) by M.E.I.

   During 1997, Thomson CSF sold its entire minority interest in FT2CI (49.9%) to FT1CI.

   The Company has been informed by CEA Industrie and France Telecom that FT1CI and FT2CI have been merged at the end of 1997, with FT1CI the surviving company in the merger. This transaction does not modify the equality in ownership interest between the French Shareholders and the Italian Shareholders.

2.SUMMARY OF ACCOUNTING POLICIES

2.1)PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The Company's consolidated financial statements include the assets, liabilities and results of operations of its majority-owned subsidiaries. The ownership of the other interest holders is reflected as minority interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

   The initial combination of the SGS Microelettronica and Thomson Semiconducteurs civilian semiconductor businesses was accounted for as the creation of a joint venture. Accordingly, the assets and liabilities of the combined entities were recorded in the books of the joint venture at their carrying amounts at the date of combination.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


2.2)USE OF ESTIMATES

   The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

2.3)INCOME RECOGNITION

   SALES: Revenues on sales of semiconductor products are recognized upon shipment of the products. A portion of the Company's sales are made to distributors who participate in certain programs common to the semiconductor industry whereby the distributors are allowed to return merchandise under certain circumstances and may receive future price reductions. Provision is made at the time of sale for estimated product returns and price protection which may occur under programs the Company has with these customers.

   SUBSIDIES: Government subsidies are recognized as the related costs are incurred, commencing when the subsidies' contract is signed with the relevant government department or agency. Government subsidies for research and development are included in "other income and expenses". Government subsidies for industrialization costs (certain costs incurred to bring protoype products to the production stage) are offset against related expenses in "cost of sales". Government subsidies for capital expenditures are deducted from the cost of the related fixed assets.

2.4)FOREIGN CURRENCY

   The United States dollar is the reporting currency for the Company because the dollar is the currency of reference in terms of market pricing in the worldwide semiconductor industry. Furthermore, there is no currency in which the majority of transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency.

   The functional currency used by each significant subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate for the period. The effects of translating the financial position and results of operations of local functional currency are included in shareholders' equity.

   Assets, liabilities, revenue, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity's functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the income statement.

   The Company covers certain portions of its foreign currency exposure primarily through the use of forward contracts and option contracts. Generally, gains and losses associated with currency rate changes on forward contracts are recorded currently in "other income and expenses", while the interest element is recognized over the life of each contract and is included in operations. The Company utilizes foreign exchange forward contracts and foreign currency options to protect the Company from the effect of currency fluctuations on its probable anticipated transactions.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


2.5)INTANGIBLE ASSETS

   Intangible assets include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from five to 18 years, and goodwill acquired in business combinations amortized over its estimated useful life, generally five to 15 years.

   The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("FAS 121") effective January 1, 1995. The carrying value of long-lived assets, including intangibles, is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such review for recoverability, the Company compares the expected future cash flows to the carrying value of long-lived assets and identifiable intangibles. If the anticipated undiscounted future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value. The fair value of an intangible asset is determined through the use of a discounted cash flow analysis.

2.6)PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment are stated at cost, net of government subsidies. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

    Buildings......................................................... 33 years
    Leasehold improvements............................................ 10 years
    Machinery and equipment........................................... 6 years
    Computer and R&D equipment........................................ 3-6 years
    Other............................................................. 2-5 years

   Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

2.7)INVESTMENTS

   The equity accounting method is used when the Company has both a 20% to 50% equity interest and the ability to exercise significant influence over the investee. Marketable debt and equity securities and other equity investments are classified as "available for sale" securities and stated at fair value.

2.8)INVENTORIES

   Inventories are stated at the lower of cost or market (net realizable value). Cost is computed on a currently adjusted standard basis which approximates actual cost on a current average basis.

2.9)RESEARCH AND DEVELOPMENT

   Research and development costs are charged to expense as incurred. Research and development costs include costs incurred by the Company as well as the Company's share of costs incurred by two French research and development interest groups. For some of its research and development programs, the Company receives grants from Governmental agencies; these grants are recognized in the income statement in "other income and expenses".

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)

2.10)START-UP COSTS

   Start-up costs incurred to expand the Company's manufacturing facilities are included in "other income and expenses" in the accompanying consolidated statement of income.

2.11)PENSION AND TERMINATION INDEMNITIES

   PENSION: Upon retirement, the Company's employees receive such benefits as are provided by pension plan arrangements; these plans conform with local regulations and practices of the countries in which the Company operates.

   TERMINATION INDEMNITIES:

   ITALY Italian law provides for an indemnity to be paid to personnel upon termination of employment. The amount of indemnity is based upon the number of years of service. The undiscounted value of the vested obligation at the balance sheet date is recorded as a liability.

   FRANCE In France, an indemnity is paid to personnel only upon retirement from the Company. The French entity recognizes the related cost and liability with the prior years' liability being amortized over the average remaining service period until retirement age.

2.12)INCOME TAXES

   The provision for current taxes represents the income taxes expected to be payable for the current year. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book basis of assets and liabilities and for the benefits of tax credits and loss carryforwards. Those deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or paid. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in the future. Tax rate changes are reflected in income in the period such changes are enacted.

2.13)STOCK OPTIONS

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation", which established a fair value-based method of accounting for compensation costs related to stock option plans and other forms of stock based compensation plans as an alternative to the intrinsic value-based method of accounting as defined under Accounting Principles Board Opinion no. 25 (APB
25). As permitted by FAS 123, the Company decided not to elect the new method of accounting, prescribed by FAS 123, and has provided pro forma disclosure as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense (note 11).

2.14)ADVERTISING COSTS

   Advertising costs are charged to operations when incurred. Advertising expenses for 1995, 1996 and 1997 were $10,133, $12,686 and $14,523, respectively.

2.15)EARNINGS PER SHARE

   In February 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards (FAS No. 128), "Earnings Per Share". This statement specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. The Company has

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)

adopted the new method of calculating earnings per share which is based upon the basic and diluted per share calculation (note 12).

2.16)RECLASSIFICATIONS

   Certain prior year amounts have been reclassified to conform with the current year presentation.

2.17)RECENTLY ISSUED ACCOUNTING STANDARDS

   In June 1997, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS No. 130). FAS No. 130 establishes standards for reporting comprehensive income and its components and accumulated balances. Comprehensive income is defined as the change in equity of a business during a period from transactions and circumstances related to non-owner sources, and includes all changes in equity except those resulting from investment by owners and distributions to owners. Among other disclosures, FAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS No. 130 is effective for financial statements for fiscal years beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management has determined that in the Company's case, comprehensive income consists of foreign currency translation adjustments.

   In June 1997, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" (FAS No. 131). FAS No. 131 establishes standards for the way that public enterprises report information about operating segments in financial statements. It also establishes standards for disclosures regarding the products and services, geographic areas and major customers. FAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. FAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management has not fully evaluated the impact, if any, that this standard may have on future financial statement disclosures.

   In February 1998, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pension and Other Postretirement Benefits" (FAS 132). FAS 132 revises disclosure requirements for employers' pension and other retiree benefits. The Company will adopt the provisions of SFAS No. 132 effective December 31, 1998. FAS 132 will not affect the Company's financial position or results of operations. The Company is currently evaluating the effect of FAS 132 on the Company's pension disclosures.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


3.CONSOLIDATED ENTITIES

   The consolidated financial statements include the accounts of SGS-THOMSON Microelectronics N.V. and the following entities as of December 31, 1997:

                                                                              PERCENTAGE
                                                                              OWNERSHIP
                                                               COMMON STOCK   (DIRECT OR
      LEGAL SEAT                             NAME               (THOUSANDS)   INDIRECT)
      ----------                             ----             --------------- ----------
    United Kingdom London          SGS-THOMSON
                                   Microelectronics LTD....   9,900 GBP          100
                   London          Thomson Components LTD..   1,150 GBP          100
                   Bristol         SGS-THOMSON E.E.I.G.....   0 GBP              100
    Sweden         Stockholm       SGS-THOMSON
                                   Microelectronics A.B....   16,000 SEK         100
    Germany        Munich          SGS-THOMSON
                                   Microelectronics GmbH...   12,901 DEM         100
    Switzerland    Geneva          SGS-THOMSON
                                   Microelectronics S.A....   500 CHF            100
    Malta          Malta           SGS-THOMSON
                                   Microelectronics LTD....   21,590 MTP         100
    Spain          Madrid          SGS-THOMSON
                                   Microelectronics S.A....   55,000 ESP         100
    France         Paris           SGS-THOMSON
                                   Microelectronics S.A....   2,289,764 FRF      100
                   Paris           SGS-THOMSON
                                   Microelectronics
                                   S.A.S...................   250 FRF            100
    Italy                          SGS-THOMSON
                                   Microelectronics
                   Milano          S.r.l. .................   502,000,000 ITL    100
                   Catania         CORIMME.................   3,000,000 ITL      100
    Singapore                      SGS-THOMSON
                                   Microelectronics PTE
                   Singapore       LTD.....................   179,997 SGD        100
                   Singapore       SGS-THOMSON
                                   Microelectronics ASIA
                                   PACIFIC
                                   PTE LTD.................   13,982 SGD         100
    Malaysia                       SGS-THOMSON
                                   Microelectronics SDN
                   Muar            BHD.....................   196,805 MYR        100
                                   SGS-THOMSON(Malaysia)
                   Muar            SDN BHD.................   0.002 MYR          100
    Japan                          SGS-THOMSON
                   Tokyo           Microelectronics KK.....   68,000 JPY         100
    Hong Kong                      SGS-THOMSON
                   Hong Kong       Microelectronics LTD....   780 HKD            100
    Australia                      SGS-THOMSON
                                   Microelectronics PTY
                   Sydney          LTD.....................   185 AUD            100
    United States                  SGS-THOMSON
                   Dallas          Microelectronics Inc. ..   22,000 USD         100
                                   SGS-THOMSON
                                   Microelectronics (RB),
                   Rancho Bernardo Inc. ...................   1 USD              100
                                   SGS-THOMSON
                                   Microelectronics Leasing
                   Dallas          Co. Inc. ...............   1 USD              100
                                   Metaflow Technologies
                   La Jolla        Inc.....................   56 USD              68
    Brazil                         SGS-THOMSON
                   Sao Paulo       Microelectronics Ltda...   15 BRL             100
    Morocco                        SGS-THOMSON
                   Casablanca      Microelectronics S.A. ..   66,000 MAD         100
                                   Electronic Holding
                   Casablanca      S.A. ...................   3,110 MAD          100
    China                          Shenzhen STS
                                   Microelectronics Co
                   Shenzhen        LTD.....................   418,527 CNY         60
    India                          SGS-THOMSON
                                   Microelectronics PTE
                   New Delhi       LTD.....................   62,000 INR         100
    Finland                        SGS-THOMSON
                   Helsinki        Microelectronics OY.....   2,000 FIM          100

4.CASH AND CASH EQUIVALENTS

   Cash and cash equivalents consists of the following:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996    1997
                                                                 ------- -------
    Cash........................................................   1,579     462
    Bank accounts............................................... 548,777 653,436
    Marketable securities (with maturity under 3 months)........   1,540  48,259
                                                                 ------- -------
      TOTAL..................................................... 551,896 702,157
                                                                 ======= =======
    MARKETABLE SECURITIES (WITH MATURITY OVER 3 MONTHS).........   4,508      --
                                                                 ======= =======

   Marketable securities consist mainly of short term cash investments. There was no significant difference between the book value of traded marketable securities and their fair market value as of December 31, 1996 and 1997.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


5.TRADE ACCOUNTS AND NOTES RECEIVABLE

   Trade accounts and notes receivable consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
    Trade accounts and notes receivable....................... 664,075  659,245
    Less valuation allowance.................................. (18,152) (15,228)
                                                               -------  -------
      TOTAL................................................... 645,923  644,017
                                                               =======  =======

   During 1995, 1996 and 1997 no customer represented individually over ten percent of consolidated net revenues.

6.INVENTORIES

   Inventories consist of the following:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996    1997
                                                                 ------- -------
     Raw materials.............................................. 121,485 114,712
     Work-in-process............................................ 278,289 341,537
     Finished products.......................................... 121,628 137,271
                                                                 ------- -------
      TOTAL..................................................... 521,402 593,520
                                                                 ======= =======

7.OTHER RECEIVABLES AND ASSETS

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996    1997
                                                                 ------- -------
    Receivables from government agencies*....................... 217,334 154,916
    Taxes and other government receivables......................  48,148  60,474
    Down payment to suppliers...................................   1,617     814
    Loans to employees..........................................   3,821   3,197
    Prepaid expenses............................................  14,700  14,062
    Sundry debtors..............................................  23,342  55,475
    Deferred tax................................................  65,291  96,139
    Other.......................................................  43,798  28,837
                                                                 ------- -------
     TOTAL...................................................... 418,051 413,914
                                                                 ======= =======

* Related to research and development contracts, industrialization contracts and capital expenditures.

8.INTANGIBLE ASSETS

   Intangible assets consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
    Technologies and licenses, gross..........................  56,648   72,189
    Pension transition obligation.............................   2,423       --
    Less accumulated amortization............................. (41,721) (45,766)
                                                               -------  -------
     TOTAL....................................................  17,350   26,423
                                                               =======  =======

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


9.PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consist of the following:

    DECEMBER 31, 1996                             GROSS   DEPRECIATION    NET
    -----------------                           --------- ------------ ---------
    Land and buildings.........................   456,973     (88,926)   368,047
    Machinery and equipment.................... 4,147,941  (2,057,281) 2,090,660
    Other tangible fixed assets................   221,555    (144,943)    76,612
    Construction in progress...................   304,613          --    304,613
                                                ---------  ----------  ---------
     TOTAL..................................... 5,131,082  (2,291,150) 2,839,932

    DECEMBER 31, 1997                             GROSS   DEPRECIATION    NET
    -----------------                           --------- ------------ ---------
    Land and buildings.........................   490,707    (102,409)   388,298
    Machinery and equipment.................... 4,391,066  (2,138,115) 2,252,951
    Other tangible fixed assets................   307,844    (209,088)    98,756
    Construction in progress...................   306,808          --    306,808
                                                ---------  ----------  ---------
     TOTAL..................................... 5,496,425  (2,449,612) 3,046,813
                                                =========  ==========  =========

   Included in the above categories are assets recorded under capitalized leases with original costs totalling $8,906 in 1996 and $7,805 in 1997.

10.INVESTMENTS AND OTHER NON-CURRENT ASSETS

   Investments and other non-current assets consist of the following:

                                                                    DECEMBER 31,
                                                                    ------------
                                                                    1996   1997
                                                                    ----- ------
    Investments carried at fair value.............................. 1,176 10,334
    Long-term deposits and receivables............................. 5,274  8,561
                                                                    ----- ------
     TOTAL......................................................... 6,450 18,895
                                                                    ===== ======

   Long-term deposits and receivables consist primarily of indemnities receivable from third parties on the sale of businesses, which bear interest or are discounted to reflect their present value.

11.SHAREHOLDERS' EQUITY

   PUBLIC OFFERINGS OF SHARES

   In December 1994, the Company increased its capital stock, with an initial public offering, through the issuance of 9,606,240 new shares of capital stock, which resulted in an increase in capital stock and capital surplus of $75,049 and $123,772, respectively. In connection with a secondary offering of capital stock in October 1995, the Company issued 8,960,000 new shares of capital stock, which resulted in an increase in capital stock and capital surplus of $79,356 and $292,075, respectively.

   OUTSTANDING SHARES

   The authorized share capital of the Company is NLG 2,750,000,000, consisting of 200,000,000 shares, each with a nominal value of NLG 13.75. As of December 31, 1995, 1996 and 1997, the number of shares of

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)

capital stock outstanding at a par value of NLG 13.75 were 138,208,680 shares, 138,985,580 shares and 139,132,397 shares, respectively.

   STOCK OPTION PLANS

   In 1989, the Shareholders voted to adopt the 1989 Stock Option Plan (the "1989 Plan") and approved the issuance of 1,634,400 options to 136 employees to purchase capital stock at a price of NLG 25 per share. Under the 1989 Plan, the options vest over four years and are exercisable for ten years. In 1994, the minimum exercise price of the options was reduced to NLG 17.50. As a result, the Company recorded a compensation charge of $18,125 in the fourth quarter of 1994.

   In 1995, the Shareholders voted to adopt the 1995 Stock Option Plan (the "1995 Plan") whereby options for up to 5,500,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of capital stock at a price not lower than the market price of the shares on the date of grant, and generally vest over four years and are exercisable over a period of eight years. In March 1996, the Company granted 1,200,000 options to its employees at an exercise price of $36.25 per share. In September 1997, the Company granted 645,500 options to its employees at an exercise price of $85.375 per share.

   In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby members of the Supervisory Board may receive, during the three-year period 1996-1998, 3,000 options for 1996 and 1,500 options for 1997 and 1998, to purchase shares of capital stock at the closing market price of the shares on the date of grant. In the same three-year period, professionals of the Supervisory Board may receive 1,500 options for 1996 and 750 options for 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant. In October 1996, options to purchase 33,000 shares were granted at an exercise price of $54.00 per share. In September 1997, options to purchase 15,000 shares were granted at an exercise price of $85.375 per share.

   A summary of stock option transactions for the plans follows:

                                                            PRICE PER SHARE
                                                        -----------------------
    OPTIONS OUTSTANDING                NUMBER OF SHARES     RANGE      AVERAGE
    -------------------                ---------------- -------------- --------
    December 31, 1994.................    1,456,400     17.5-25    NLG 20.0 NLG
    Options exercised.................     (646,200)    17.5-25    NLG 19.6 NLG
                                          ---------
    December 31, 1995.................      810,200     17.5-25    NLG 20   NLG
    Options granted 1995 Plan.........    1,200,000             $36.25   $36.25
    Supervisory Board Plan............       33,000             $54.00   $54.00
    Options cancelled.................      (16,500)            $36.25   $36.25
    Options exercised.................     (531,790)    17.5-25    NLG 20.1 NLG
                                          ---------
    December 31, 1996.................    1,494,910     17.5-25    NLG 20.1 NLG
                                                        $ 36.25-$54.00   $36.73
    Options granted 1995 Plan.........      645,500            $85.375  $85.375
    Supervisory Board Plan............       15,000            $85.375  $85.375
    Options cancelled.................      (18,000)    $36.25-$85.375   $44.98
    Options exercised.................     (137,380)    $ 8.67-$36.25    $10.36
                                          ---------
    December 31, 1997.................    2,000,030     17.5-25    NLG 20.8 NLG
                                          =========
                                                        $36.25-$85.375   $53.19

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


   EMPLOYEE OFFERING PLAN

   Pursuant to a resolution of the Supervisory Board of the Company in November 1995, the Company offered to certain of its employees worldwide the right to acquire up to 1,000 shares of capital stock per employee, at a price of $33.725 per share, representing a discount of five percent from the market price. A total of 243,710 shares were sold to participating employees worldwide as a result of the offering. Participating employees who purchased shares in the offering and who held such shares for at least one year were entitled to purchase, for a price of 13.75 NLG, one share for each ten shares purchased in the offering.

   FAIR VALUE OF STOCK-BASED COMPENSATION

   As permitted under FAS No. 123, the Company has elected to continue to follow APB 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognized no compensation expense with respect to such awards.

   Pro forma information regarding net income and earnings per share is required by FAS 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123. The fair value of the Company's stock based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. The Company's stock-based awards to employees have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                                  1995  1996  1997
                                                                  ----  ----  ----
    Expected life (years)........................................   5     5     5
    Expected stock price volatility..............................  55%   55%   40%
    Risk-free interest rate......................................   5%    5%    6%

   For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
    Net Income
     As reported........................................ 526,478 625,544 406,554
     Pro forma.......................................... 526,478 621,449 399,509
    Earnings per share
     As reported........................................    4.03    4.50    2.92
     Pro forma..........................................    4.03    4.48    2.87

   The weighted average fair value at grant date of options granted during 1996 and 1997 was $19.50 and $38.50, respectively.

   RETAINED EARNINGS

   At December 31, 1997, the amount of retained earnings available to pay dividends under Dutch law was approximately $2,233,000 (1996: $2,187,000). Retained earnings for purposes of this calculation are based upon generally accepted accounting principles in The Netherlands. The Company's subsidiaries are subject to the laws of the countries in which they are domiciled. These laws may restrict the ability of the subsidiaries to transfer funds to the Company. Such restrictions are not considered to be significant as of December 31, 1997.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


12.EARNINGS PER SHARE

   The Company has adopted a new method of calculating earnings per share as required by Financial Accounting Standards (FAS) No. 128, "Earnings Per Share".

   For the years ended December 31, 1995, 1996, 1997 earning per share (EPS) was calculated as follows:

                                                 YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                              1995        1996        1997
    Basic EPS:                             ----------- ----------- -----------
    Net income............................     526,478     625,544     406,554
    Weighted average shares outstanding... 130,647,079 138,695,540 139,092,900
    EPS (basic)...........................        4.03        4.50        2.92
    Diluted EPS:
    Net income............................     526,478     625,544     406,554
    Weighted average shares outstanding... 130,647,079 138,695,540 139,092,900
    Dilutive effect of stock options......     668,567     505,586     757,696
    Number of shares used in calculating
     EPS.................................. 131,315,646 139,201,126 139,850,596
    EPS (diluted).........................        4.01        4.49        2.91

13.RESERVES FOR PENSION AND TERMINATION INDEMNITIES

   Reserves for pension and termination indemnities consist of the following:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1996    1997
                                                                  ------- ------
    Italy(a).....................................................  98,028 92,280
    Other countries(b)...........................................   2,657  2,658
                                                                  ------- ------
     TOTAL....................................................... 100,685 94,938
                                                                  ======= ======

   (A)ITALY

   The Italian plan is a defined benefit plan whereby an indemnity is paid to personnel upon termination of employment. Each year, the liability is adjusted to reflect current year compensation as well as a revaluation of prior years' accruals based on an index. The plan is unfunded and all participants are fully vested.

   Changes in the undiscounted benefit consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
    Accrual at the beginning of the year......................  86,733   98,028
    Accrued benefits..........................................  18,469   14,736
    Payments.................................................. (10,213)  (7,460)
    Translation adjustment....................................   3,039  (13,024)
                                                               -------  -------
    ACCRUAL AT THE END OF THE YEAR............................  98,028   92,280
                                                               =======  =======

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


   (B)OTHER COUNTRIES (FRANCE, UNITED STATES, JAPAN, UNITED KINGDOM AND
GERMANY)

   The Company has defined benefit pension plans in various countries.

   The funded status of pension plans and termination indemnities is as follows:

                                                              DECEMBER 31,
                                                             ----------------
                                                              1996     1997
                                                             -------  -------
    Vested benefits......................................... (47,816) (62,687)
    Non-vested benefits..................................... (10,480) (14,488)
                                                             -------  -------
    Projected benefit obligation............................ (58,296) (77,175)
    Plan assets at fair value...............................  54,562   77,455
                                                             -------  -------
    Projected benefit obligation in excess of (less than)
     plan assets............................................  (3,734)     280
    Unrecognized transition obligation......................  (4,404)  (3,649)
    Unrecognized prior service cost.........................   6,869    7,381
    Unrecognized net (gains) and losses.....................     514   (2,517)
                                                             -------  -------
    Net pension asset.......................................    (755)   1,495
                                                             =======  =======

   The accumulated benefit obligation amounted to $76,237 as of December 31, 1997 ($57,205 as of December 31, 1996).

   The periodic net pension and termination indemnities cost includes the following:

                                   DECEMBER 31,
                               -----------------------
                                1995    1996     1997
                               ------  -------  ------
    Service cost of benefits
     earned during the year..   3,613    4,764   5,804
    Interest cost on
     projected benefit
     obligation..............   3,016    3,960   5,076
    Actual return on plan
     assets..................  (3,716)  (4,267) (5,114)
    Net amortization and
     deferral................     418   (1,467)  1,003
                               ------  -------  ------
     TOTAL...................   3,331    2,990   6,769
                               ======  =======  ======

   The assumptions used in the determination of the net pension cost for the pension plans were as follows:

    ASSUMPTIONS                 1995    1996     1997
    -----------                ------  -------  ------
    Discount rate............   7-8.5% 6.5-8.5%  3-7.5%
    Salary increase rate.....   4-6.5%   4-6.5%  4-5.5%
    Expected rate of return
     of funds................    8-10%  6.5-10%    6-9%

14.OTHER NON-CURRENT LIABILITIES

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1996   1997
                                                                   ------ ------
    Provision for claims and litigation and other risks........... 31,550 33,062
    Other long-term payables......................................  6,674  5,574
                                                                   ------ ------
     TOTAL........................................................ 38,224 38,636
                                                                   ====== ======

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


15.LONG-TERM DEBT

   Long-term debt consists of the following:

                                                                DECEMBER 31,
                                                               ---------------
                                                                1996    1997
                                                               ------- -------
    Secured (mainly mortgages on land, buildings and liens on
     equipment)..............................................   54,937  45,106
    Unsecured................................................  252,345 369,915
                                                               ------- -------
     TOTAL...................................................  307,282 415,021
                                                               ======= =======

                                                                    DECEMBER 31,
    REPAYMENT SCHEDULE                                                  1997
    ------------------                                              ------------
    1998...........................................................    58,614
    1999...........................................................    50,430
    2000...........................................................   107,553
    2001...........................................................    98,093
    2002...........................................................    72,609
    Thereafter.....................................................    27,722
                                                                      -------
     TOTAL.........................................................   415,021
                                                                      =======

                                                                  DECEMBER 31,
                                                                 ---------------
    INTEREST RATES                                                1996    1997
    --------------                                               ------- -------
    Non-interest bearing*.......................................   5,871   4,092
    From 1 to 3%................................................  90,084  63,719
    From 3 to 6%................................................  83,402 275,163
    From 6 to 10%............................................... 120,870  68,721
    From 10 to 15%..............................................   7,055   3,326
                                                                 ------- -------
     TOTAL...................................................... 307,282 415,021
                                                                 ======= =======

* Non-interest bearing and certain low interest bearing borrowings relate to borrowings under Italian and French governmental programs.

                                                                  DECEMBER 31,
                                                                 ---------------
    CURRENCIES                                                    1996    1997
    ----------                                                   ------- -------
    U.S. dollar.................................................   6,950  20,000
    Italian lira................................................ 170,590 242,754
    French franc................................................  15,767  94,403
    Other....................................................... 113,975  57,864
                                                                 ------- -------
     TOTAL...................................................... 307,282 415,021
                                                                 ======= =======

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


   Long-term debt includes:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996    1997
                                                                 ------- -------
    SGS-THOMSON Microelectronics S.A. (France)
    --4.9%Bank Loan due 2002....................................      --  33,361
    --4.884%Bank Loan due 2002..................................      --  33,361
    --4.18%Other Bank Loans.....................................  15,767  27,681
    SGS-THOMSON Microelectronics LTD (Malta)
    --6.185%Bank Loan due 1998..................................      --  20,033
    --7.05%Other Bank Loans.....................................  55,019  25,075
    SGS-THOMSON Microelectronics s.r.l. (Italy)
    --5.68%Bank Loan due 2002...................................      --  56,844
    --2.15%Government Loan due 2000.............................  76,575  53,219
    --6.13%Other Bank Loans.....................................  94,015 132,691
    SGS-THOMSON Microelectronics (other countries)
    --6.97%Other Bank Loans.....................................  65,906  32,756
                                                                 ------- -------
    Total long-term debt........................................ 307,282 415,021
    Total long-term debt, current portion....................... 112,372  58,614
                                                                 ------- -------
    Total long-term debt, less current portion.................. 194,910 356,407
                                                                 ------- -------

16.OTHER PAYABLES AND ACCRUED LIABILITIES

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996    1997
                                                                 ------- -------
    Taxes other than income taxes...............................  24,754  38,910
    Salaries and wages..........................................  95,553  85,809
    Social charges..............................................  49,882  52,893
    Advances received on fundings...............................  10,724  10,124
    Provision for asset writedowns..............................   5,981   4,646
    Litigation and other risks..................................   5,000  18,000
    Commercial rebates..........................................  53,214  31,585
    Royalties payable...........................................  19,612  20,769
    Other.......................................................  53,836  57,691
                                                                 ------- -------
     TOTAL...................................................... 318,556 320,427
                                                                 ======= =======

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


17.OTHER REVENUES

   Other revenues consist of the following:

                                                                DECEMBER 31,
                                                            --------------------
                                                             1995   1996   1997
                                                            ------ ------ ------
    Royalties and indemnities received..................... 16,549    582    956
    Licensing revenues.....................................     -- 16,693 27,598
    Miscellaneous sales....................................  7,346 18,675 17,250
    Other..................................................  9,854  8,164  3,568
                                                            ------ ------ ------
     TOTAL................................................. 33,749 44,114 49,372
                                                            ====== ====== ======

18.PERSONNEL

   Labor costs consist of the following:

                                                            DECEMBER 31,
                                                     ---------------------------
                                                      1995     1996      1997
                                                     ------- --------- ---------
    Salaries and wages.............................. 643,559   745,329   730,689
    Social security contribution.................... 194,650   210,611   236,609
    Other...........................................  48,251    53,838    57,929
                                                     ------- --------- ---------
    TOTAL........................................... 886,460 1,009,778 1,025,227
                                                     ======= ========= =========

   Labor costs are allocated to cost of sales, selling, general and administrative expenses and research and development costs. At December 31, 1997 the Company employed 28,728 persons (1996: 25,893).

19.OTHER INCOME AND EXPENSES

   Other income and expenses consist of the following:

                                                           DECEMBER 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
    Research and development funding*................  89,643   63,792   55,269
    Patents income (expense), net....................  (8,055)  (2,639)    (660)
    Exchange gain (loss), net........................   5,082   11,822   15,158
    Start-up costs................................... (26,489) (38,987) (47,867)
    Other............................................  (1,074)  11,086    1,318
                                                      -------  -------  -------
     TOTAL...........................................  59,107   45,074   23,218
                                                      =======  =======  =======

* Does not include certain other funding received for industrialization costs (which include certain costs incurred to bring prototype products to the production stage). Such funding and costs are netted in cost of sales in the income statement ($11,825 for 1995, $4,613 for 1996 and $6,192 for 1997).

20.NET INTEREST EXPENSES

   Net interest expenses consist of the following:

                                                           DECEMBER 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
    Income...........................................  35,206   34,139   39,009
    Expenses......................................... (52,060) (45,308) (41,655)
                                                      -------  -------  -------
     TOTAL........................................... (16,854) (11,169)  (2,646)
                                                      =======  =======  =======

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)

   Cash paid for interest was $51,156 for 1995, $40,064 for 1996 and $43,305 for 1997.

21.INCOME TAX

   Income before income tax expense is comprised of the following components:

                                                             DECEMBER 31,
                                                        -----------------------
                                                         1995    1996    1997
                                                        ------- ------- -------
    Income from domestic operations....................   4,662  31,284  (8,437)
    Income from foreign operations..................... 630,098 765,898 528,008
                                                        ------- ------- -------
    TOTAL INCOME BEFORE INCOME TAX EXPENSE............. 634,760 797,182 519,571
                                                        ======= ======= =======

   SGS-THOMSON Microelectronics N.V. and its subsidiaries are individually liable for income tax. Tax losses can only offset profits generated by the taxable entity incurring such loss.

                                                          DECEMBER 31,
                                                   ----------------------------
                                                     1995      1996      1997
                                                   --------  --------  --------
    Domestic......................................      --     (4,857)   (8,377)
    Foreign....................................... (114,647) (108,266) (107,797)
                                                   --------  --------  --------
    Current....................................... (114,647) (113,123) (116,174)
    Deferred......................................    6,365   (58,515)    3,157
                                                   --------  --------  --------
    INCOME TAX EXPENSE............................ (108,282) (171,638) (113,017)
                                                   ========  ========  ========

   The principal items accounting for the differences in income taxes computed at The Netherlands statutory rate (35%) and the effective income tax rate comprise the following:

                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
    Income tax expense computed at statutory
     rate........................................ (221,962) (279,013) (181,850)
    Benefit (deductions) for financial reporting
     for which no current tax benefit is
     available...................................   50,601    14,894    (1,217)
    Variation in valuation allowance.............   25,528    23,935      (294)
    Other tax and credits........................   32,252     7,855      (627)
    Effect of tax rate differences...............    5,299    60,691    70,971
                                                  --------  --------  --------
    INCOME TAX EXPENSE........................... (108,282) (171,638) (113,017)
                                                  ========  ========  ========

   Permanent differences reflect mainly the effects of the capital allowances programs existing in certain Southeast Asian and Mediterranean countries, of the special pioneer regimes existing in Asia Pacific regions and of the non-deductible items.

   Pioneer status currently applies to one of the Company's two Singapore factories. Under this regime all the profits of the operation under pioneer status--calculated in accordance with applicable taxation rules and after deduction of capital allowances--are benefiting from certain tax privileges since a half rate taxation basis is applied when compared to the second non-pioneer factory. In calculating deferred taxes, the Company records a liability or asset for a temporary difference that reverses after the tax holiday period ends, using the applicable taxation rate.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)

   Deferred tax assets and liabilities consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
    Tax loss carryforwards and capital allowances.............  14,976   71,967
    Other assets.............................................. 122,942  142,362
                                                               -------  -------
    Total assets, gross....................................... 137,918  214,329
    Valuation allowance.......................................  (4,156)  (4,450)
                                                               -------  -------
    DEFERRED TAX ASSETS, NET.................................. 133,762  209,879
                                                               =======  =======
    Fixed assets depreciation................................. 148,562  213,399
    Other liabilities.........................................  59,220   50,857
                                                               -------  -------
    DEFERRED TAX LIABILITIES.................................. 207,782  264,256
                                                               =======  =======

   As a result of offsetting deferred tax assets against deferred tax liabilities in each tax jurisdiction, the Company recorded a net deferred tax asset of $65,291 in 1996 and $96,139 in 1997, and a net deferred tax liability of $139,311 in 1996 and $150,516 in 1997. In 1996, the Company reduced its valuation allowance by $23,935 and in 1997 increased it by $294.

   As of December 31, 1997 the Company and its subsidiaries had net operating loss carryforwards and capital allowance expiring in the following years:

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
    1998...........................................................    18,649
    1999...........................................................     7,006
    2000...........................................................     5,912
    2001...........................................................     6,705
    2002 and thereafter............................................   232,630
                                                                      -------
     TOTAL.........................................................   270,902
                                                                      =======

   The Company paid $52,545 cash for income taxes in 1995, $109,277 cash for income taxes in 1996 and $37,207 cash for income taxes in 1997.

22.CREDIT FACILITIES

   As of December 31, 1997, the aggregate amount of the Company's long-term credit facilities was $415,021 (note 15) under which $415,021 of indebtedness was outstanding, and additionally the aggregate amount of the Company's short-term facilities was approximately $872,500 under which $365,944 of indebtedness was outstanding.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


23.LEASE COMMITMENTS

   The Company leases land, building, plant and equipment under non-cancellable lease agreements. As of December 31, 1997 the future minimum lease payments to which the Company was committed under operating leases were as follows:

    YEAR
    ----
    1998................................................................. 14,348
    1999.................................................................  7,287
    2000.................................................................  5,143
    2001.................................................................  3,551
    2002.................................................................  3,065
    Thereafter........................................................... 17,342
                                                                          ------
     TOTAL............................................................... 50,736
                                                                          ======

24.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

   Financial instruments and derivatives are used exclusively for purposes other than trading.

   FORWARD EXCHANGE CONTRACTS AND CURRENCY OPTIONS

   The Company enters into forward contracts and foreign currency options to protect against potentially adverse changes in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments.

   These transactions include international sales by various subsidiaries in foreign currencies, foreign currency denominated purchases, intercompany shipments to subsidiaries and other intercompany transactions.

   Such contracts outstanding as of December 31, 1997 mature mainly during first quarter 1998, and amount to $149,500 forward sale of US$, $17,302 forward purchase of US$, $63,968 forward sale of other foreign currencies, and $74,449 forward purchases of other foreign currencies. There were no foreign currency options outstanding as of December 31, 1996 or 1997. Forward contracts generally mature in 10 months or less.

   The principal currencies covered are the German mark, the British pound, the Japanese yen, the French franc and the Italian lira.

   The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is made until the time it is settled.

   Realized and unrealized gains and losses on forward contracts are included in "other income and expenses".

   The discount or premium on forward contracts have been amortized over the life of the forward contract and included in "net interest expenses".

   CONCENTRATION OF CREDIT RISK

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, financial instruments with off-balance sheet risks (primarily forward contracts) and trade receivables.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


   The Company places its cash and cash equivalents with high credit quality financial institutions.

   The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. In the event of a failure to honor one of the forward contracts by one of the banks with which the Company has contracted, management believes any loss would be limited to the exchange rate differential from the time the contract was made.

   Concentrations of credit risk with respect to trade receivables are limited because the Company conducts its operations with customers located throughout the world. Management believes that receivables are well diversified, thereby reducing potential credit risk to the Company.

   The Company does not anticipate non-performance by counterparties which could have a significant impact on its financial position or results of operations.

   Foreign currency agreements:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
      Forward exchange contracts:
       sales.................................................. 236,860  213,468
       purchases.............................................. (70,939) (91,751)

      Forward exchange contracts.................................. REMAINING
                                                                     TERM
                                                                   ---------
                                                                    1 to 10
                                                                    months

   FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimates of fair value were obtained using prevailing financial market information from various valuation techniques as of December 31, 1997. The methodologies used to estimate fair values are as follows:

   CASH AND CASH EQUIVALENTS, ACCOUNTS AND NOTES RECEIVABLE, BANK OVERDRAFTS, SHORT-TERM BORROWINGS, ACCOUNTS AND NOTES PAYABLES

   The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

   LONG-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

   The fair values of these financial instruments were determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


   FORWARD EXCHANGE CONTRACTS AND CURRENCY OPTIONS

   The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31, 1996 and 1997 based upon quoted market rates and the creditworthiness of the counterparties.

                                                    DECEMBER 31,
                                       ---------------------------------------
                                              1996                1997
                                       ------------------- -------------------
                                       CARRYING ESTIMATED  CARRYING ESTIMATED
                                        AMOUNT  FAIR VALUE  AMOUNT  FAIR VALUE
                                       -------- ---------- -------- ----------
    BALANCE SHEET
    Marketable securities.............   6,048     6,048    48,259    48,259
    Bank loans (including current
     portion)......................... 286,860   270,218   415,021   405,445
    OFF-BALANCE SHEET
    Forward exchange contracts........             2,900             (13,833)

25.OTHER COMMITMENTS AND CONTINGENCIES

   LITIGATION

   The Company is involved in various litigations incidental to the normal conduct of its operations. These litigations mainly include the risks associated with external patents utilization, investigations, claims from customers and tax disputes. Management estimates that these contingencies will not have a material effect on the financial condition or results of operations of the Company.

   OTHER CONTINGENT LIABILITIES

   The Company's position on certain tax regulations may differ from the tax authorities' interpretation, which could result in a tax liability. However, the Company believes that provisions carried as at December 31, 1997 are adequate.

26.RELATED PARTY TRANSACTIONS

   The main transactions with the shareholders, including THOMSON SA and THOMSON CSF, and their affiliates were as follows:

                                                           DECEMBER 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
    Sales............................................ 195,352  232,057  148,172
    Research and development expenses................ (17,815) (13,262) (12,794)
    Other purchases and expenses..................... (42,237) (48,155) (29,757)
    Accounts receivable..............................  47,154   31,580   17,244
    Accounts payable.................................  11,393   10,519    9,745

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


27.SEGMENT INFORMATION

   The Company, operating in a single industry segment, designs, develops, manufactures and markets a wide variety of semiconductors. Net revenues, earnings from operations, capital expenditures and identifiable assets classified by the major geographic areas in which the Company operates are:

                                                                    OTHER
                                                                  CORPORATE
                                                                     AND
                              AMERICAS   ASIA PACIFIC  EUROPE    ELIMINATION    TOTAL
                              ---------  ------------ ---------  -----------  ----------
    1995
    INCOME STATEMENT
     Net revenues...........    846,406   1,080,428   1,627,585          --    3,554,419
     Intersegment sales.....    179,767   3,411,776   3,372,542  (6,964,085)          --
                              ---------   ---------   ---------  ----------   ----------
     Total..................  1,026,173   4,492,204   5,000,127  (6,964,085)   3,554,419
     Operating profit.......     63,348     242,113     355,208      (9,639)     651,030
     Depreciation...........    (51,263)    (90,450)   (250,677)         --     (392,390)
     Research and
      development expenses..    (48,607)     (4,875)   (386,852)         --     (440,334)
    CASH FLOW STATEMENT
     Capital expenditures...    187,517     204,694     609,725          --    1,001,936
    BALANCE SHEET
     Identifiable assets....    574,730     845,536   2,336,956     728,784    4,486,006
    OTHER INFORMATION
     Number of employees....      2,439       7,934      15,150          --       25,523
     Wages and salaries.....   (139,640)   (120,832)   (625,988)         --     (886,460)
    1996
    INCOME STATEMENT
     Net revenues...........    934,224   1,363,771   1,824,365          --    4,122,360
     Intersegment sales.....    268,688   3,764,473   5,068,912  (9,102,073)          --
                              ---------   ---------   ---------  ----------   ----------
     Total..................  1,202,912   5,128,244   6,893,277  (9,102,073)   4,122,360
     Operating profit.......      3,038     211,998     596,685     (12,299)     799,422
     Depreciation...........    (77,967)   (105,363)   (352,211)       (367)    (535,908)
     Research and
      development expenses..    (73,710)     (7,816)   (450,465)       (303)    (532,294)
    CASH FLOW STATEMENT
     Capital expenditures...    179,326     165,404     780,305         170    1,125,205
    BALANCE SHEET
     Identifiable assets....    686,455     933,115   2,848,124     537,818    5,005,512
    OTHER INFORMATION
     Number of employees....      2,555       7,570      15,768          --       25,893
     Wages and salaries.....   (166,486)   (133,471)   (709,821)         --   (1,009,778)

                       SGS-THOMSON MICROELECTRONICS N.V.

                     (Currency--Thousands of U.S. dollars)


                                                                    OTHER
                                                                  CORPORATE
                                                                     AND
                              AMERICAS   ASIA PACIFIC  EUROPE    ELIMINATION    TOTAL
                              ---------  ------------ ---------  -----------  ----------
    1997
    INCOME STATEMENT
     Net revenues...........    935,010   1,283,869   1,800,266          --    4,019,145
     Intersegment sales.....    341,578   3,436,876   4,538,097  (8,316,551)          --
                              ---------   ---------   ---------  ----------   ----------
     Total..................  1,276,588   4,720,745   6,338,363  (8,316,551)   4,019,145
     Operating profit.......         70     155,238     387,226     (22,715)     519,819
     Depreciation...........   (109,473)   (111,446)   (387,139)        (65)    (608,123)
     Research and
      development expenses..    (97,484)     (8,329)   (504,419)       (615)    (610,847)
    CASH FLOW STATEMENT
     Capital expenditures...    184,025     158,781     692,600          28    1,035,434
    BALANCE SHEET
     Identifiable assets....    789,525     973,212   2,997,917     685,085    5,445,739
    OTHER INFORMATION
     Number of employees....      2,741       8,451      17,536          --       28,728
     Wages and salaries.....   (167,495)   (141,310)   (716,422)         --   (1,025,227)

   In the above information, sales include local sales and exports made by operations within each area. Total sales by geographic area include sales to unaffiliated customers and international transfers. To control costs, a substantial portion of the Company's products are transported among the U.S., Asia and Europe while in the process of being manufactured and sold. Sales to customers have little correlation with the location of manufacture. As a global participant in the semiconductor industry, the Company's business is subject to risks beyond its control, such as instability of foreign economies and governments and changes in law and politics affecting trade and investments.

28.SUBSEQUENT EVENTS (UNAUDITED)

   On May 18, 1998, the Annual General Meeting of the Company voted to change the name of the Company to STMicroelectronics NV.

   On June 10, 1998, the Company completed a global offering of 3,000,000 shares of capital stock at $72.1875 per share. The net proceeds to the Company in connection with the offering of capital stock were approximately $208 million. On June 10, 1998, the Company also completed a public offering of $432 million aggregate initial principal amount of zero-coupon convertible Liquid Yield Option (TM) Notes due 2008 (the "LYONs") with yield to maturity of 1.75%. The net proceeds to the Company in connection with the LYONs offering was approximately $423 million.

   In addition, in connection with the offering of shares, the shares of the Company were approved for quotation on the Italian Stock Exchange.

   The Company has implemented an Employee Stock Plan whereby employees have been given the opportunity to purchase shares of the Company's capital stock at a 12% discount from the public offering price used in the Offering completed June 10, 1998, subject to a six-month holding period expiring on December 10, 1998. The subscription period ended on June 10, 1998 and payment for the shares is expected to occur prior to the expiry of the holding period.

                            STMICROELECTRONICS N.V.
                       VALUATION AND QUALIFYING ACCOUNTS
                    (CURRENCY -- THOUSANDS OF U.S. DOLLARS)

                                                 CHARGED
                          BALANCE AT             TO COSTS            BALANCE AT
                          BEGINNING  TRANSLATION   AND                 END OF
                          OF PERIOD  ADJUSTMENT  EXPENSES DEDUCTIONS   PERIOD
                          ---------- ----------- -------- ---------- ----------
VALUATION AND QUALIFYING
ACCOUNTS
DEDUCTED FROM THE
RELATED ASSET ACCOUNTS
1997
  Inventories...........    45,176        --      68,182   (45,176)    68,182
  Accounts Receivable...    18,152     (1,902)         7    (1,029)    15,228
1996
  Inventories...........    36,500        --      45,176   (36,500)    45,176
  Accounts Receivable...    17,881       (514)     1,114      (329)    18,152
1995
  Inventories...........    29,982        --      36,500   (29,982)    36,500
  Accounts Receivable...    14,018        691      3,467      (295)    17,881

                                 CERTAIN TERMS

ASD......................... application-specific discrete technology
ASIC........................ application-specific IC
ASSP........................ application-specific standard product
ATM......................... asynchronous transfer mode
BCD......................... bipolar, CMOS and DMOS process technology
BiCMOS...................... bipolar and CMOS process technology
CAD......................... computer aided design
CIM......................... computer integrated manufacturing
CMOS........................ complementary metal oxide silicon
DMOS........................ diffused metal oxide silicon
DRAMS....................... dynamic random access memory
DSP......................... digital signal processor
EEPROM...................... electrically erasable programmable read-only memory
EPROM....................... erasable programmable read-only memory
HCMOS....................... high-speed complementary metal-oxide-silicon
IC.......................... integrated circuit
IGBT........................ insulated gate bipolar transistors
ISDN........................ integrated services digital network
Kbit........................ kilobit
Mbit........................ megabit
MIPS........................ million instructions per second
MOS......................... metal oxide silicon process technology
MOSFET...................... metal oxide silicon field effect transistor
MPEG........................ motion picture experts group
NVRAM....................... nonvolatile SRAM
OEM......................... original equipment manufacturer
OTP......................... one-time programmable
PROM........................ programmable read-only memory
RAM......................... random access memory
RF.......................... radio frequency
RISC........................ reduced instruction set computing
ROM......................... read-only memory
SAM......................... serviceable available market
SLIC........................ subscriber line interface card
SPC......................... statistical process control
SRAM........................ static random access memory
STB......................... set top box
TAM......................... total available market
VLSI........................ very large scale integration

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          STMICROELECTRONICS N.V.

                                                   /s/ Pasquale Pistorio
Date: June 29, 1998                       By: _________________________________
                                            Name: Pasquale Pistorio
                                            Title: President and Chief
                                            Executive Officer

                               INDEX TO EXHIBITS

 NAME                                              PAGE
 ----                                              ----
 23(a) Consent of Arthur Andersen & Co.
 23(b) Consent of Price Waterhouse Nederland BV.