Form 20-F
period 1998-12-31
STMICROELECTRONICS NV
filed 1999-06-30
CIK 932787

As filed with the Securities and Exchange Commission on June 30, 1999

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
    |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
        SECURITIES EXCHANGE ACT OF 1934
                                     OR
    |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
                For the fiscal year ended: December 31, 1998
                                     OR
    |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES ACT OF 1934
                      For the transition period from          to

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

   Technoparc du Pays de Gex -- B.P. 112               Route de Pre-Bois
         165, rue Edouard Branly                           ICC Bloc A
        01637 Saint Genis Pouilly                        1215 Geneva 15
                  France                                   Switzerland
                   (Addresses of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                        Name of each exchange on
             Title of each class:                           which registered:
  Common Shares, nominal value Euro 3.12 per share       New York Stock Exchange
  Liquid Yield OptionTM Notes due June 10, 2008          New York Stock Exchange

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

                            142,478,106 Common Shares

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes |X| No __

    Indicate by check mark which financial statement item the registrant has elected to follow:

                              Item 17 __ Item 18 |X|


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                     PART I


Cautionary Statement Regarding Forward-Looking Statements..................... 3

Presentation of Financial Information......................................... 3
Item 1.   Description of Business............................................. 4
Item 2.   Description of Property.............................................31
Item 3.   Legal Proceedings...................................................34
Item 4.   Control of Registrant...............................................36
Item 5.   Nature of Trading Market............................................40
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders..44
Item 7.   Taxation............................................................44
Item 8.   Selected Consolidated Financial Data................................48
Item 9.   Management's Discussion and Analysis of Financial Condition and
            Results of Operations.............................................48
Item 9A.  Quantitative and Qualitative Disclosures About Market Risk..........48
Item 10.  Directors and Officers of Registrant................................51
Item 11.  Compensation of Directors and Officers..............................59
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries......60
Item 13.  Interest of Management in Certain Transactions......................61

                                     PART II


Item 14.  Description of Securities to be Registered *........................62

                                    PART III


Item 15.  Defaults Upon Senior Securities *...................................62
Item 16.  Changes in Securities and Changes in Security for
            Registered Securities *

                                     PART IV


Item 17.  Financial Statements *..............................................62
Item 18.  Financial Statements................................................62
Item 19.  Financial Statements and Exhibits...................................62

Certain Terms ................................................................64


*   Omitted because item is not applicable.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

       Certain of the statements contained in this annual report that are not historical facts, including without limitation, certain statements made in the sections hereof entitled "Item 1: Description of Business" and "Item 9:
Management's Discussion and Analysis of Financial Condition and Results of Operations," are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors, (i) the highly cyclical nature of the semiconductor industry, (ii) competition, (iii) increased industry capacity,
(iv) variability of operating results, (v) capital requirements, (vi) new product developments and technological change, (vii) manufacturing risks, (viii) the loss of key personnel, (ix) economic downturn in any of our major markets,
(x) possible acquisitions, (xi) control of the Company and potential conflicts of interest, (xii) key customers and strategic relationships, (xiii) intellectual property issues, (xiv) certain legal proceedings, (xv) the uncertainties of state support for research and development and other funding,
(xvi) international operations, (xvii) currency fluctuations, (xviii) dependence on certain sources of supply, (xix) environmental regulations and (xx) year 2000 compliance. See "Risk Factors" included in the Company's Prospectuses dated June 5, 1998.


                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

       References in this annual report to published industry data are references to data published by Dataquest, Inc. ("Dataquest") and references to trade association data are references to World Semiconductor Trade Statistics ("WSTS"). Except as otherwise disclosed herein, all references to the Company's market positions in this annual report are based on 1998 revenues according to published industry data. Certain terms used in this annual report are defined in "Certain Terms."

       In this annual report, references to the "EU" are to the European Union, references to the "Euro" and the "euro" are to the euro currency of the EU, references to the "United States" are to the United States of America and references to "$" or to "U.S. dollars" are to United States dollars.

                                     PART I

                         Item 1: Description of Business

The Company

       STMicroelectronics N.V. (the "Company") is a global independent limited liability semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to published industry data, in 1998 STMicroelectronics ranked ninth among worldwide suppliers of semiconductor devices. On the basis of 1998 revenues, STMicroelectronics was the world's leading supplier of MPEG 2 decoder ICs, smartcard MCUs, special automotive ICs and EPROM memories, the second leading supplier of EEPROM memories and the third leading supplier of analog monolithic and mixed-signal ICs and EEPROM memories. The Company currently offers more than 3,000 main types of products to approximately 800 direct customers. Major customers include Alcatel, Bosch, Chrysler, Ericsson, Ford, Gemplus, Hewlett-Packard, IBM, Matsushita, Motorola, Nokia, Nortel Networks, Philips, Pioneer, Samsung, Schlumberger, Seagate Technology, Siemens, Sony, Thomson Multimedia and Western Digital. The Company also sells its products through distributors.

       The Company offers a diversified product portfolio and develops products for a wide range of market applications to reduce its dependence on any single product, industry or application market. Within its diversified portfolio, the Company has focused on developing products that exploit its technological strengths in creating customized, system-level solutions with substantial analog and mixed-signal content. Products include differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers) and analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs. As a leading provider of differentiated ICs, the Company has developed close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Differentiated ICs, which are less vulnerable to competitive pressures than standard commodity products, accounted for approximately 62% of the Company's net revenues in 1998 compared to approximately 57% in 1997. The Company also targets applications that require substantial analog and mixed-signal content and can exploit the Company's system level expertise. Analog ICs accounted for approximately 51% of the Company's 1998 net revenues compared to approximately 49% in 1997, while discrete devices accounted for approximately 13% of the Company's net revenues in 1998 compared to approximately 14% in 1997. In recent years differentiated ICs, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

       STMicroelectronics' products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. STMicroelectronics uses all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application- specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and DMOS) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of the Company's strategy for many years, enables the Company to meet the increasing demand for "system-on-a-chip" solutions. To complement this depth and diversity of process and design technology, the Company also possesses a broad intellectual property portfolio that it has used to enter into cross-licensing agreements with many major semiconductor manufacturers.

       In September 1997, STMicroelectronics was awarded the 1997 European Quality Award for Business Excellence in the category of large businesses by the European Foundation for Quality Management (the "EFQM"). In presenting STMicroelectronics with the award, the EFQM committee cited the Company's commitment to the principles of Total Quality Management ("TQM") in its business practices. TQM defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design development and production for all product lines. See "Item 2: Description of Property--Manufacturing."

       The Company introduced in 1998 several new products and plans to further develop and produce superintegrated, system-level silicon solutions for a set of targeted applications such as computer peripherals (including hard disk drives, inkjet printers and monitors), digital consumer devices (including set-top boxes, DVDs and digital television), wireless telecommunications products (digital cellular handsets, digital cordless and pagers), digital networks (ADSL, already in high volume production, and ATM, currently under development) as well as automotive electronics (including injection control, safety, and car multimedia navigation).

       In addition to the many dedicated and semicustom ICs developed using power analog, digital and mixed signal technologies, the Company has focused its research and manufacturing efforts on developing an advanced range of the key technological building blocks required by the targeted applications. These building blocks include (i) MPEG 2 ICs, (ii) a family of 16 bit (ST10) and 32 bit (ST20) microcontrollers, (iii) a family of DSP cores for embedded applications based on the current D950 solution and the ST100 (currently under development), (iv) microprocessor architecture (x86 equivalent) aimed at integrated applications and (v) the ability to integrate nonvolatile memory (particularly EEPROM and flash) functionality.

       Applying its broad range of technologies and its expertise in diverse application domains, the Company is currently embedding dedicated, semicustom circuits and these advanced building blocks on the same chip. Superintegrated products developed to date include the STi5500 Omega chip (a platform for digital consumer applications such as set-top boxes), which has achieved significant design wins.

       At the beginning of 1999, the Company implemented organizational changes to better orient its product groups to end use applications. As a result, the former Dedicated Products Group ("DPG") has become the Telecommunications, Peripherals and Automotive Groups ("TPA"), while the former Programmable Products Group has become the Consumer and Microcontroller Groups ("CMG"). Consequently, the Company's products are now organized into the following principal groups:

       o      Telecommunications, Peripherals and Automotive,
       o      Consumer and Microcontroller,
       o      Memory Products,
       o      Discrete and Standard ICs.

       As part of its activities outside the above principal product groups, the Company also has a New Ventures Group, which identifies and develops new business opportunities to complement the Company's existing businesses, and a Subsystems Product Group, which produces subsystems for industrial and other applications.

      The Telecommunications, Peripherals and Automotive Groups (formerly the Dedicated Products Group) produce application-specific semiconductor products using advanced bipolar, CMOS, BiCMOS, mixed-signal and power technologies. The Groups' products are used in all major end-user applications, including emerging applications such as mobile communications networks, asynchronous transfer mode communications systems, global positioning systems, flat panel displays, hard disk drives and printers. The breadth of the Groups' customer and application base provides it with a source of stability in the cyclical semiconductor market, while their position as a strategic supplier of application-specific products provides it with opportunities to supply customers' requirements for other products, including discrete devices, microcontrollers and memories.

      The Consumer and Microcontroller Groups (formerly the Programmable Products Group) produce microcontrollers, graphic controllers and MPEG decoder ICs and image processing semicustom devices for digital set-top boxes, DVDs, digital cameras, TVs, monitors and other products particularly targeted at high growth digital applications.

      The Memory Products Group produces a broad range of memory products, including EPROMs, chips for smartcards, EEPROMs, flash memories and specialty nonvolatile SRAMs. According to published industry data, the Company was the leading supplier of EPROMs in 1998, accounting for approximately 38% of worldwide EPROM sales, as well as the leading supplier of microcontroller-based smartcard ICs and the second leading supplier of EEPROMs. The Company has developed proprietary know-how for flash memory devices and has started mass production for this market. The Group does not produce DRAMs, a commodity memory product.

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

      One of the significant new product introductions of 1998 by the New Ventures Group was the STPC Industrial, a superintegrated PC-on-a-chip that offers full PC functionality for applications such as information kiosks, point-of-sale terminals, Internet-surfing boxes, security access systems and industrial PCs.

      The Company has substantially increased its front-end manufacturing capacity in recent years through the addition of new 8-inch submicron fabrication plants designed to meet the growing demand for its products. Volume production of 8-inch wafers is now underway in Crolles, France which is already operating at close to full capacity, and production is ramping up in Phoenix, Arizona and Catania, Italy. The buildings for new 8-inch submicron fabrication plants have been completed at existing sites in Rousset (France) and Agrate (Italy) and construction of a new submicron facility is underway in Singapore. An additional 8-inch submicron fabrication plant in Italy is planned to become operational by the year 2001. The Company has decided to build a new 300 millimeter, 12-inch wafer research fabrication and pilot line at Crolles (France) using 0.18 micron and below process technology. The pilot line will be operated in partnership with LETI and CNET, which are already working with the Company in Crolles. The Company has also announced plans for a new center for advanced research and development and industrialization in the field of nonvolatile memories in Agrate (Italy) to target 0.13 micron CMOS technology generation by 2003.

      STMicroelectronics is international in scope. The Company operates front-end and/or back-end manufacturing facilities in Europe, the United States, the Mediterranean and Asia Pacific regions, and conducts research and development primarily in France and Italy and design, marketing and sales activities in each of the electronics industry's major economic regions: Europe, the United States, the Asia Pacific region and Japan. In 1998, approximately 41.6% of the Company's net revenues originated in Europe (compared to 43.6% in 1997), approximately 22.1% in the Americas (compared to 22.4% in 1997), approximately 29.4% in the Asia Pacific region (compared to 26.5% in 1997), approximately 4.3% in Japan (compared to 5.3% in 1997) and approximately 2.6% in Region Five (including emerging markets such as South America, Africa, Eastern Europe and the Middle East) (compared to 2.2% in 1997). See "--Sales,
Marketing and Distribution." In 1998, more than 30% of the 6-inch equivalent wafers manufactured by the Company were manufactured outside Europe and approximately 56% of the Company's employees were located outside Europe.

      STMicroelectronics believes that strategic alliances are critical to success in the semiconductor industry, and has entered into strategic alliances with customers, other semiconductor manufacturers and major suppliers of design software. The Company has entered into several strategic customer alliances, including alliances with Alcatel, Bosch, Daewoo Electronics, Hewlett-Packard, Marelli, Nokia, Nortel Networks, Pioneer, Seagate Technology, Thomson Multimedia and Western Digital, among others. Customer alliances provide the Company with valuable systems and application know-how and access to markets for key products, while allowing the Company's customers to share some of the risks of product development with the Company and gain access to the Company's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers, such as the cooperation with Philips Semiconductors in Crolles, France, for the development of advanced CMOS logic manufacturing processes, the agreement with Mitsubishi for CMOS flash memory processes using 0.20 through 0.18 micron and the agreement with Hitachi on SuperH microprocessors, permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. Other agreements include the cooperation with Nortel Networks for the development of 0.5/0.35 micron BiCMOS technology. The Company has established joint development programs with leading suppliers such as Air Liquide, Applied Materials, ASM Lithography, Canon, Hewlett-Packard, KLA-Tencor, LAM, MEMC, Schlumberger, Teradyne and Wacker and with CAD tool producers including Cadence and Synopsys. It is a participant in Sematech I 300I for the development of 300 millimeter wafer manufacturing processes. STMicroelectronics is active in joint European research efforts such as the new MEDEA program (which succeeded JESSI in 1997), and also cooperates with major research institutions and universities.

      In March 1998, STMicroelectronics with its partners Philips Semiconductors and CNET completed the first phase of the development of HCMOS-8, the next generation CMOS process, at Crolles, France. This process is targeted at high-performance and low-power applications and will have a 0.15 micron effective gate length (equivalent to 0.18 micron drawn). Prototyping in this process began in the second half of 1998. At the same time, STMicroelectronics has started production of its 0.20 micron effective gate length (0.25 micron drawn) CMOS technology, known as HCMOS- 7. This process is used to produce "system-on-chip" products incorporating tens of millions of transistors combined with embedded memory for telecom, digital consumer and PC applications.

Industry Background

      Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems), to applications such as telecommunications systems, automotive products, consumer goods and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of the total available market (the "TAM"), which includes all semiconductor products, as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor pervasiveness has increased from approximately 9% in 1991 to approximately 13% in 1998. The demand for electronic systems has also expanded geographically with the emergence of new markets, particularly in the Asia Pacific region.

      Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data the TAM increased from $17.8 billion in 1983 to $125.6 billion in 1998 (growing at a compound annual rate of approximately 14%). At the same time the serviceable available market (the "SAM"), which prior to 1995 consisted of the TAM without DRAMS, microprocessors and opto-electronic products and commencing in 1995 and for all subsequent periods presented, includes microprocessors as a result of the Company's production of x86 products, increased from approximately $15.0 billion in 1983 to $107.0 billion in 1998 (growing at a compound annual rate of approximately 14%). In 1998, the TAM decreased by 8.4 %. Based on trade association data for the first quarter of 1999, the TAM increased in the first quarter of 1999 by 6.8% compared to the first quarter of 1998. The SAM decreased 5.2% in 1998 compared to 1997; however, based on trade association data for the first quarter of 1999, the SAM increased by 3.5% compared to the first quarter of 1998. In 1998, approximately

33% of all semiconductors were shipped to the Americas, 21% to Japan, 23% to Europe, and 23% to the Asia Pacific region.

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

      Semiconductors can be manufactured using different process technologies, each of which is particularly suited to different applications. Since the mid-1970s, the two dominant processes have been bipolar (the original technology used to produce integrated circuits) and CMOS (complementary metal-oxide-silicon). Bipolar devices typically operate at higher speeds than CMOS devices, but CMOS devices consume less power and permit more transistors to be integrated on a single IC. While bipolar semiconductors were once used extensively in large computer systems, CMOS has become the prevalent technology, particularly for devices used in personal computer systems. In connection with the development of new semiconductor applications and the demands of system designers for more integrated semiconductors, advanced technologies have been developed during the last decade that are particularly suited to more systems-oriented semiconductor applications. For mixed-signal applications, BiCMOS technologies have been developed to combine the high speed and high voltage characteristics of bipolar technologies with the low power consumption and high integration of CMOS technologies. For intelligent power applications, BCD technologies have been developed that combine bipolar, CMOS and DMOS technologies. Such systems-oriented technologies require more process steps and mask levels, and are more complex than the basic function-oriented technologies. The use of systems- oriented technologies requires knowledge of system design and performance characteristics (in particular, analog and mixed-signal systems and power systems) as well as expertise and experience with several semiconductor process technologies.

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

      The primary volatile memory devices are DRAMs, which accounted for 60.9% of semiconductor memory sales in 1998, and SRAMs (static RAMs). DRAMs are volatile memories that lose their data content when power supplies are switched off, whereas SRAMs are volatile memories that allow the storage of data in the memory array but without the need for clock or refresh logic circuitry. SRAMs are roughly four times as complex as DRAMs (four transistors per bit of memory compared to one transistor) and are significantly more expensive than DRAMs per unit of storage. DRAMs are used in a computer's main memory to temporarily store data retrieved from low cost external mass memory devices such as hard disk drives. SRAMs are principally used as caches and buffers between a computer's microprocessor and its DRAM-based main memory.

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

The Semiconductor Market

      The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:


                              Worldwide Semiconductor Sales(1)           Compound Annual Growth Rates(2)
                       ------------------------------------------     --------------------------------------
                       1983   1988   1993   1996    1997     1998     83-88   88-93    93-95   97-98   93-98
                       ----   ----   ----   ----    ----     ----     -----   -----    -----   -----   -----
                                        (in billions $)                      (expressed as percentages)
                                        ---------------                      --------------------------
Integrated Circuits.  $13.3  $35.9  $66.0  $114.9  $119.5   $109.1    22.0%   13.0%    38.2%   (8.8)%  10.6%

 Analog (linear and
    mixed-signal)...    2.8    7.2   10.7    17.0    19.7     19.1    20.8     8.2     24.6    (3.4)   12.3
 Digital Logic......    6.7   17.8   34.1    61.9    70.4     67.0    21.6    13.9     28.1    (4.9)   14.5
    Memory:
      DRAM..........    1.7    6.3   13.1    25.1    19.7     14.0    30.0    15.8     76.5   (29.2)    1.3
      Others........    2.0    4.6    8.1    10.9     9.6      9.0    18.1    12.0     24.7    (5.8)    2.0
                      -----  -----  -----  ------  ------      ---   -----   -----   ------   ------  -----
    Total Memory....    3.7   10.9   21.2    36.0    29.3     23.0    24.1    14.2     58.7   (21.6)    1.6
Total digital.......   10.4   28.7   55.3    97.9    99.6     90.0    22.5    14.0     40.7    (9.8)   10.2
Discrete.............   3.7    7.0    8.6    12.9    13.1     11.9    13.6     4.2     27.6    (9.4)    6.7
Opto-electronics....    0.7    2.1    2.6     4.1     4.5      4.6    24.6     4.4     28.6     2.5    11.7
                      -----  -----  -----  ------  ------   ------   -----   -----   ------   ------  -----
    TAM.............   17.8   45.0   77.3   132.0   137.2    125.6    20.4    11.4     36.7    (8.4)   10.2
                      =====  =====  =====  ======  ======   ======   =====   =====   ======   ======  =====
Europe...............   3.3    8.1   14.6    27.6    29.1     29.4    19.7    12.5     39.0     1.1    15.0
Americas............    7.8   13.4   24.7    42.7    45.9     41.4    11.4    13.0     37.9    (9.6)   10.9
Asia Pacific........    1.2    5.4   14.2    27.5    30.1     28.9    35.1    21.3     44.1    (4.4)   15.3
Japan................   5.5   18.1   23.8    34.2    32.1     25.9    26.9     5.6     29.2   (19.2)    1.7
                      ------ -----  -----  ------  ------     ----   -----   -----   ------   ------  -----
    TAM............. $ 17.8  $45.0  $77.3  $132.0  $137.2   $125.6    20.4%   11.4%    36.7%   (8.4)%  10.2%
                      =====  =====  =====  ======  ======   ======   =====   =====   ======   ======  =====
--------------

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

       The Company believes that major new growth segments in the semiconductor market are developing, in particular for digital multimedia, networking and wireless communications applications. New applications have emerged, such as set-top boxes, digital television, digital video discs, digital mobile computing and communications, smartcards, automotive multimedia, digital still imaging and mass storage, that are requiring new and rapidly evolving semiconductor technologies. The Company believes many of these new products will require a high level of semiconductor integration, combining various technologies such as bipolar, analog, CMOS, power and nonvolatile memory, on a single chip.

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

Strategy

       In 1996 the Company achieved its Vision 2000 objective, originally adopted in 1993, to become one of the world's top ten semiconductor suppliers and to achieve operating results better than the average of the top ten semiconductor suppliers. In 1998, according to published industry data, STMicroelectronics ranked ninth among worldwide suppliers of semiconductor devices. Management's objective is to consolidate and improve its ranking within the top ten semiconductor suppliers while sustaining or improving its operating results relative to its peer group. The key elements of the Company's strategy are set forth below.

       Broad Range Supplier. The Company offers a diversified product portfolio and develops products for a wide range of market applications to reduce its dependence on any single product, industry or application market. Within its diversified portfolio, the Company has focused on developing products that exploit its technological strengths in creating customized, system-level solutions with substantial analog and mixed-signal content. Products include differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers) and analog ICs (including mixed-signal
ICs), the majority of which are also differentiated ICs. As a leading provider of differentiated ICs, the Company has developed close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Differentiated ICs, which are less vulnerable to competitive pressures than standard commodity products, accounted for approximately 62% of the Company's net revenues in 1998 compared to approximately 57% in 1997. The Company also targets applications that require substantial analog and mixed-signal content and can exploit the Company's system level expertise. Analog ICs accounted for approximately 51% of the Company's 1998 net revenues compared to approximately 49% in 1997, while discrete devices accounted for approximately 13% of the Company's net revenues in 1998 compared to approximately 14% in 1997. In recent years differentiated ICs, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

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

       Total standard products (including all nonvolatile memories, discrete devices, and all standard logical and linear ICs) represented approximately 38% of the Company's sales in 1998 and, in management's view, increased sales of these products represent an opportunity to improve cash flow because the manufacture of standard products requires little capital investment.

       Leader in a Broad Range of Process and Design Technologies. The Company intends to continue to exploit its expertise and experience with a wide range of process and design technologies to develop its capabilities. The Company is committed to continuing to increase research and development expenditures in the future as well as continuing to develop alliances with other semiconductor companies and suppliers of software development tools. Technological advances in the areas of transistor performance and interconnection technologies are being developed through the Company's logic products and semicustom devices. In 1998 the Company pursued the development of the advanced process steps necessary for its 0.18 micron seven metal layer process that can operate at high clock speeds (frequency of 500 MHZ at 1.8V) and capable of densities of up to 50,000 gates per square millimeter. The Company continually works with key suppliers to develop advanced and standardized design methodologies for its CMOS processes as well as libraries of macrofunctions and megafunctions for many of its products, and is focusing on improving its concurrent engineering practices to better coordinate design activities and reduce overall time-to-market. It is also working closely with many of its key suppliers to develop easy-to-use design tools for specific applications. Alliances with other semiconductor manufacturers are generally designed both to permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development and to reduce time to market.

       Diversified Customer Base with Focus on Strategic Alliances. The Company works with its key customers to identify evolving needs and new applications and to develop innovative products and product features. The Company also seeks to use its access to key customers as a supplier of application-specific products to establish itself as a supplier across a broad range of products. Alliances with customers allow the Company and its customers to share some of the risks of product development and the customers to gain access to the Company's process technologies and manufacturing infrastructure. The Company has targeted alliances with customers in each of its key application markets of telecommunications, automotive, consumer and computer. It has established alliances with, among others, Alcatel, Bosch, Daewoo Electronics, Hewlett-Packard, Marelli, Nokia, Nortel Networks, Pioneer, Seagate Technology, Thomson Multimedia and Western Digital. In establishing these alliances, the Company has also aimed to cover its key geographical markets.

       Integrated Presence in Key Regional Markets. The Company has consistently sought to develop a competitive advantage by building an integrated presence in each of the world's three major economic zones: Europe, Asia and North America. An integrated presence means having manufacturing, design, sales and marketing capabilities in each region, in order to ensure that the Company is well positioned to anticipate and meet its customers' business requirements in local markets. Therefore, the Company has established front-end manufacturing facilities in the United States (in Phoenix, Carrollton and Rancho Bernardo), in Europe (Agrate, Casteletto, Catania, Crolles, Rennes, Rousset and Tours) and in Asia (Singapore); the more labor-intensive back-end facilities have been located in Malaysia, Malta, Morocco, Singapore and China, enabling the Company to take advantage of favorable production costs (particularly labor costs). With major design centers and local sales and marketing groups within close proximity of key customers in each region, the Company believes it can maintain strong relationships with its customers. STMicroelectronics intends to continue to build its integrated local presence in each region where it competes in its efforts to better serve its customers and to develop an early presence in potential high growth markets such as China, where the Company has both a back-end facility and a design center, and India, where the Company has a design center.

       Balanced Sales by Application and Region in High Growth Market Segments. The Company has developed a strong product portfolio across major application markets including computer peripherals, wireless communications, digital consumer electronics, smartcards, automotive and power management. While the Company is consolidating its position in its established high volume businesses, including switching, engine management, car safety, traditional analog TV, VCR, computer peripherals, power and industrial and consumer appliances, it has also been investing research and development and design resources to develop the next generation of high growth applications, such as smartcards, portable computing, digital consumer (DVD, new generations of set-top boxes, digital TV), wireless communications (digital cellular phones), high speed modems (xDSL), new automotive products (car multimedia) and new generations of mass storage devices. The Company also maintains a geographically diverse customer base across a broad range of market applications.

       To date, the Company's growth has been attributable primarily to internal growth. However, in 1998, the Company announced the acquisition from Adaptec of Peripheral Technology Solutions Group which is specialized in the design of products for the hard disk drive market, as well as the purchase of Vision Group, a leading designer and supplier of CMOS sensors. These purchases and acquisitions were completed in 1999. Furthermore, the Company may, from time to time, consider making selected acquisitions that the Company believes would complement or expand its existing business. Announcements concerning potential acquisitions could be made at any time. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including: (i) the diversion of management's attention; (ii) the assimilation of the operations and personnel of the acquired companies; (iii) the assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller; (iv) the risk that the financial and accounting systems utilized by the business acquired will not meet the Company's standards; (v) the risk that the businesses acquired will not maintain the quality of products and services that the Company has historically provided; (vi) the inability to attract and retain qualified management for the acquired business; and (vii) the inability of the Company to retain customers of the acquired entity. There can be no assurance that (a) the Company will be able to consummate future acquisitions on satisfactory terms, if at all, (b) adequate financing will be available for future acquisitions on terms acceptable to the Company, if at all, or (c) any operations acquired will be successfully integrated or that such operations will ultimately have a positive impact on the Company. See "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Customers and Applications

      STMicroelectronics designs, develops, manufactures and markets over 3,000 main types of products that it sells to approximately 800 direct customers. The Company also sells its products through distributors. To many of its key customers the Company provides a wide range of products, including dedicated products, discrete devices, memory products and programmable products. The Company's position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide it with opportunities to supply such customers' requirements for other products, including discrete devices, programmable products and memory products.

      The following table sets forth certain of the Company's significant customers and certain applications for its products:

Telecommunications
--------------------------------------------------------------------------------
   Customers:    Alcatel      Lucent Technologies   Nortel Network   Samsung
                 Bosch        Motorola              Philips          Siemens
                 Ericsson     Nokia                 Sagem            Telital

   Applications: Answering machines                   Modems
                 Central office switching systems     PBX systems
                 Digital cellular telephones          Telephone sets
                                                      (corded and cordless)
                 xDSL chip set
--------------------------------------------------------------------------------
Computer Systems

   Customers:    ACER              Creative Technology NEC       3D Labs
                 Adaptec           Epson               Olivetti  Western Digital
                 ATI Technologies  Hewlett-Packard     Quantum   Xerox
                 Bull              IBM                 Samsung
                 Compaq            Maxtor              Seagate Technology

   Applications: Data storage                         Photocopiers
                 Monitors and displays                Printers
                 Graphics chip sets
--------------------------------------------------------------------------------
Automotive

   Customers:    Bosch              Delphi            Marelli       Siemens
                 Chrysler           Ford              Motorola      Valeo
                 Daimler-Benz       Kenwood           Pioneer

   Applications: Alternator regulators              Ignition circuits
                 Airbags                            Injection circuits
                 Antiskid braking systems           Multiplex wiring kits
                 Automotive entertainment systems   Transmission control systems
                 Body and chassis electronics       Global positioning systems
                 Engine management systems
--------------------------------------------------------------------------------
Consumer Products

   Customers:    Bose Corporation   Kenwood          Philips  Sony
                 Daewoo             Matsushita       Pioneer  Thomson Multimedia
                 General Instrument NEC              Samsung
                 Lucky Goldstar     Nokia Networks   Scientific Atlanta
                 Grundig            Pace             Sharp

   Applications: Audio power amplifiers             Digitial TVs
                 Audio processors                   Digital video disks
                 Cable television systems           Set-top boxes
                 Compact disk players               TV sets and monitors
                 Digital cameras                    Video cassette recorders
--------------------------------------------------------------------------------
                                                                     (continued)

--------------------------------------------------------------------------------
Industrial and Other Applications

  Customers:     Astec           Giescke & Devrient   Philips          Siemens
                 Delta           Liton                Schlumberger
                 De La Rue       Mannesman            Schneider
                 Emerson         Orga
                 Gemplus

  Applications:  Battery chargers                     Motor controllers
                 Smartcards ICs                       Power supplies
                 Industrial automation and control    Switch mode power supplies
                   systems
                 Intelligent power switches
                 Lighting systems (lamp ballasts)
--------------------------------------------------------------------------------

       In 1998, no single customer accounted for more than 10% of the Company's net revenues, and sales to the Company's top ten customers accounted for approximately 43% of the Company's net sales in 1998 (39% in 1997). The Company has several large customers, certain of whom have entered into strategic alliances with the Company. Many of the Company's key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 18% of the Company's net revenues in 1998 were made through distributors, compared to approximately 22% in 1997. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with the Company in the future at the same levels as in prior periods. The loss of one or more of the Company's customers or distributors, reduced bookings or product returns by its key customers or distributors, could adversely affect the Company's operating results. In addition, in a declining market the Company has been in the past and may in the future be driven to lower prices in response to competitive pressures. Despite price reductions, however, in an industry downturn order cancellations may be expected, particularly by distributors and for commodity products.

Products and Technology

      STMicroelectronics designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. The Company's products include standard commodity components, full custom devices, semicustom devices and ASSPs for analog, digital and mixed-signal applications. Historically, the Company has not produced DRAMs or x86 microprocessors.

        In 1998, the Company had four principal products groups: Dedicated Products, Programmable Products, Memory Products and Discrete and Standard ICs. Certain information with respect to revenues for these product groups for 1998 is shown in the table below. For a breakdown of the Company's net revenues by Group and geography for the last three years, see "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations." Revenues for future periods will be calculated according to the new groups described below.



                                                               1998 Group Revenues by Region
                                             ------------------------------------------------------------------
                                                             (percentage of Group net revenues)
                                                   Total
                                Total           (% of total                 North
                            (in millions)      net revenues)    Europe     America     Asia Pacific (1)     Region Five     Japan
                           ---------------     -------------   --------   ---------    ----------------    -------------   ------
Dedicated Products
Group...................... $ 1,865.6             43.9%          36%          21%            37%                 2%           4%
Programmable
Products...................     783.4             18.4%          37%          33%            24%                 3%           3%
Memory Products............     659.6             15.5%          54%          16%            18%                 2%          10%
Discrete and Standard
ICs........................     828.7             19.5%          44%          21%            30%                 4%           1%

---------------
(1) Many of the products sold in the Asia Pacific region are sold to U.S.-based original equipment manufacturers located in the region.

      At the beginning of 1999, the Company implemented organizational changes to better orient its products groups to end use applications. Its products are now organized into the following principal product groups: Telecommunications, Peripherals and Automotive (formerly Dedicated Products), Consumer and Microcontroller (formerly Programmable Products), Memory Products and Discrete and Standard ICs. As part of its activities outside the principal product groups, the Company also has a New Ventures Group, which identifies and develops new business opportunities to complement the Company's existing businesses, and a Subsystem Product Group, which produces subsystems for industrial and other applications.

       Telecommunications, Peripherals and Automotive Groups

       The Dedicated Products Groups was reorganized into the Telecommunications Group, which has two applications divisions, and the Automotive and Peripherals Group, which has four divisions. The video products which formed part of the former Dedicated Products Group are today encompassed within the Consumer and Microcontroller Groups. The Groups also have two support divisions (i) digital signal processing and microcontrollers cores and (ii) digital and mixed analog/digital semi-custom. The Telecommunications, Peripherals and Automative Groups are responsible for the design, development and manufacture of application-specific products using advanced bipolar, CMOS, BiCMOS mixed-signal and power technologies as well as mixed analog/digital semicustom devices. The Groups offer complete system solutions to customers in several application markets. All of the Groups' products are ASSPs, full-custom or semicustom devices that may also include DSP and micro-controllers cores.

       The Telecommunications, Peripherals and Automotive Groups work closely with customers to develop application-specific products using STMicroelectronics' technologies and manufacturing capabilities. The breadth of the Groups' customer and application base provides it with a source of stability in the cyclical semiconductor market. In addition, the Company's position as a strategic supplier of application-specific products fosters close relationships that provides them with opportunities to supply such customers' requirements for other products, including discrete devices, microcontrollers and memory products.

          The Telecommunications, Peripherals and Automotive Groups particularly emphasize dedicated ICs for automotive, computer peripherals and industrial application segments, as well as for communication, computing and networking application segments.

       The Telecommunications Group has two divisions:

       (i) Wireline Telecommunications Products. The Company's telecommunications products are used primarily in telephone sets, modems and subscriber line interface cards (SLICs) for digital central office switching equipment. The Company is targeting applications in high speed communications networks and telephone sets and asynchronous transfer mode ("ATM") communication systems. During 1998, significant developments in the Company's telecommunications product area included the introduction of the ToscaTM two-chip set for Asymmetric Digital Subscriber Loop (ADSL) and the delivery of more than 300,000 full-rate ADSL chip sets to the leading equipment manufacturer. The Company also formed a partnership with Telia Research AB to develop a Very high bit-rate Digital Subscriber Loop (VDSL) system to support broadband communications facilities for interactive multimedia Internet access, video-on-demand, and other advanced services. The Company furthermore announced the Pegas.usBTM chip set, the first host signal processing modem to take advantage of the Universal Serial Bus for connection to personal computers, as well as a super-integrated IC that includes a digital signal processor (DSP) plus all of the analog functions needed for phone, fax, modem and answering machine functions.

       (ii) Wirelesss Telecommunications Products. In wireless telecommunications, the Company focuses its product offerings on cellular phones, pagers and wireless local loop applications, serving the major OEMs in each of these areas with differentiated ICs. In cellular phones, the Company is supplying products for both the analog and digital market segments (including GSM and CDMA) and reinforcing its leading position in energy management (50 million units shipped in 1998), audio CODEC (30 million units shipped in 1998), and RF/IF ICs (30 million units shipped in
              1998). The Company has gained experience and know-how with the major silicon components of cellular phone applications, and is developing system and software capabilities to provide full solutions for specifically targeted applications, particularly in the baseband processor, where in 1998 the Company shipped approximately 7 million D950 and pursued the development of its new ST100 DSP cross core currently under development.

       The Peripherals and Automotive Group has four divisions:

       (i) Data Storage. STMicroelectronics produces ICs for several data storage applications, in particular disk drives with advanced solutions for read and write digital channels, controllers, host interfaces, digital power processing and micromachinery. The group is working actively on super-integrating these macro-functions. In 1998, the Company announced the acquisition from Adaptec of Peripheral Technology Solutions Group which is specialized in the design of products for the hard disk drive market. The acquisition was completed in 1999. The acquisition complements the Company's activities with respect to (i) product line, giving the Company access to leading disk controller products and know-how, (ii) design teams, contributing Adaptec's designers with CMOS read channel product design expertise, (iii) geography, providing the Company a base in Silicon Valley, and (iv) customer base, adding customers in Asia Pacific and Japan. In 1998, the Company also signed a cooperation agreement with IBM to accelerate the development of advanced system-on-a-chip products, particularly ICs for data storage applications and PC-compatible information appliances.

        (ii) Printers. STMicroelectronics is focusing on inkjet printer components and is an important supplier of pen chips, motor drivers, head drivers and image processors. The Company is an important partner of Hewlett-Packard for technology development and manufacturing. Since the beginning of the cooperation with Hewlett-Packard, the Company has supplied more than 400,000 wafers for pen chip applications.

       (iii) Audio and Automotive Products. STMicroelectronics' audio products include audio power amplifiers, audio processors and graphic equalizer ICs. The Company has sold more than 1.2 billion audio power amplifier ICs since 1972. The Company's automotive products include alternator regulators, airbag controls, antiskid braking systems, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management and instrumentation systems. The Company is currently developing solutions for global positioning systems (GPS) and multi-media in the car. In 1998, the Company signed a strategic alliance for car entertainment systems with Pioneer Electronics of Japan. Due to its super-integration know-how, the Company has successfully expanded its presence beyond Europe to the United States and Japan, further accessing key customers such as Mitsubishi and Denso.

              In 1998, the Company announced the launch of two devices (ST20 GPG and STB 5600) that for the first time allow a complete GPS system to be implemented by using just two chips. In the fourth quarter of 1998, the Company also delivered the first working prototypes of a single chip system called Euterpe, that combines voice recognition, voice synthesis and text to speech technologies.

       (iv) Industrial and Power Supplies. STMicroelectronics designs and manufactures products for industrial automation systems, lighting applications (lamp ballast), battery chargers and switch mode power supplies (SMPS). Its key products are power ICs for motor controllers and read/write amplifiers, intelligent power ICs for spindle motor control and head positioning in computer disk drives and battery chargers for portable electronic systems, particularly mobile telephone sets.

          The Groups also have two support divisions (i) digital signal processing and microcontroller cores and (ii) digital and mixed analog/digital semicustom. These two divisions are centers of excellence to develop key competences in the field of semicustom (digital and analog) as well as in DSP and microcontrollers cores. The Company is currently developing superintegrated solutions using its broad range of technologies (CMOS, BiCMOS, BCD) and its expertise in microcontrollers/DSP cores, dedicated IC megacells and embedded memory capability for hard disk drive applications. The same methodology is being applied to develop ICs for other computer peripherals such as monitors and inkjet printers.

          Consumer and Microcontroller Groups

          The Consumer and Microcontroller Groups are the successors to the Programmable Products Group and is responsible for the design, development and manufacture of designs, develops and manufactures microcomponents (including microcontrollers and digital signal processors), digital semicustom devices, graphic controllers and MPEG decoder ICs and image processing semicustom devices for many diverse products targeted at high growth digital applications, including information technology, automotive and multimedia.

          The Consumer and Microcontroller Groups are divided into the Consumer Group and the Microcontrollers Group, each further divided into several divisions.

          The Consumer Group has four divisions:

      (i) Digital Video. Emerging digital video technologies offer a number of advantages over traditional analog video, including the ability to compress video data for transmission and storage, to transmit and reproduce video data without perceptible image degradation and to randomly access and edit video data. In 1998, the digital consumer market grew due to the strong growth of digital TV satellite broadcasting in the United States and digital TV in the United Kingdom.

              This division delivers large volumes of MPEG decoder ICs suitable for video CD products, personal computers, set-top boxes (including cable, satellite and terrestrial DVD) and digital TV applications. The majority of these products implement the MPEG 2 standard. In 1998, STMicroelectronics started volume production of the STi5500 Omega chip, the first in a family of highly integrated devices that combine an MPEG 2 audio/video decoder with a 32-bit microprocessor and other functions to create a complete set-top box back-end section on a single chip. Among recent important developments for digital TV, the Company introduced the STi5505, the world's first device to integrate a complete DVD back-end decoder and a 32-bit host processor on a single. In April 1998, STMicroelectronics introduced the STi7000 chip, the first integrated solution for High-Definition Television (HDTV) combining an MPEG 2 decoder with an advanced display and format converter into one single chip. Production of the STi7000 started in the fourth quarter of 1998. The Company has also been selected to provide the conditional access module to Canal+ for digital TV.

      (ii) Consumer Broad Band Division. This division develops chip sets for the front-end section of all major digital video applications. For example, this division designs and manufactures semi-custom products for data input from compact disc-audio and digital video players, digital broadcast and data exchange on cable as well as for the IEEE 1394 serial digital interface.

     (iii) TV, Monitor and Camera Division. This division targets analog television and video camera recorders, monitors and flat panel displays and image capturing and transmission. In addition to the traditional analog TV and monitor businesses, in 1998, the division started to address the market for digital cameras. In order to achieve its goals with respect to this market, the Company made in late 1998 an offer to acquire Vision Group plc, a U.K. company based in Edinburgh, Scotland, which has developed a technology for the production of CMOS sensors, and completed the acquisition in 1999. The Company also signed a partnership agreement with Live Picture to design a new microchip that will enable digital camera users to create instantly 360-degree panoramic photos and to introduce other virtual reality features. With CMOS imaging technology it is thus possible to produce the principal features of a camera on a single IC, which is significantly cheaper than using a multi-component chip set based on traditional Charge Coupled Devices (CCD) technology. Potential applications of the technology include PC cameras for transmitting images across the Internet, digital still cameras, camcorders, security cameras, videophones, automotive applications, biometrics and toys.

        (iv) Graphics Products. In 1998, the Company produced over 5 million Riva 128 and 128ZY graphic accelerators to deliver visual computing on PC platforms. The RIVA 128 was developed in conjunction with nVidia. In early 1999, the Company entered into a partnership agreement with Videologic of the United Kingdom for developing the next generation 3D accelerator aimed at the PC and digital consumer market.

        The Microcontroller Group has one division and two support groups:

        (i) Microcontroller Division. This division provides competitive, high-volume 8-bit microcontrollers for all major application segments and 16-bit DSP for the mass market. This family of products has been developed with a wide portfolio of processes capable of embedding nonvolatile memories such as EPROM, EEPROM and flash memories.

      Within the support groups, the Microcontroller Core Development group develops 32- and 64-bit microcontroller cores. Current products include the successful ST20 and ST40 products. The Company has entered an agreement with Hitachi to co-develop a 64-bit microcontroller core (ST50) based on Hitachi original Super H architecture and STMicroelectronics know-how in 64-bit microprocessors for interactive set-top boxes, digital video products, car multimedia systems and other consumer oriented products.

      The Microcontroller Development Tools Group is concerned with software and hardware development tools for microcontroller cores and with software methodology for the microcontrollers and application divisions.

      Memory Products Group

      The Memory Products Group designs, develops and manufactures a broad range of semiconductor memory products but does not produce DRAMs. According to published industry data, on the basis of 1998 revenues, STMicroelectronics was the leading producer of EPROMs, with a 38% market share, and the second leading supplier of EEPROMs.

      According to published industry data, the total market for memory devices in 1998 was approximately $23.0 billion including DRAMs (61%), SRAMs (17%) and nonvolatile memories (22%).

      The Company's Memory Products Group is organized into the following divisions: (i) EPROMs; (ii) flash memories; (iii) smartcard products; (iv) EEPROMs and application-specific memories; and (v) SRAMs.

      EPROMs. STMicroelectronics produces a broad range of EPROMs, from 16 Kbit to 32 Mbit. According to published industry data, STMicroelectronics consolidated its world's leading market position for EPROMS in 1998, with revenues of $188 million or approximately 38% of worldwide EPROM sales. The Company currently produces EPROMs using 0.40 micron CMOS technologies.

      The EPROM market is relatively mature, and worldwide sales declined in 1998 according to published industry data. The Company has succeeded in maintaining its market leadership because of its EPROM technology, which has allowed the Company to build one of the broadest product portfolios currently offered in the market. At the same time, this technology has permitted continuous improvement of manufacturing yields and reduction of die size, giving the Company an advantageous cost position. Efficient manufacturing in its Singapore assembly plant together with STMicroelectronics' sales and distribution channels have contributed to the exploitation of the Company's technological advantage.

      Flash Memories. The Company currently supplies single voltage (down to 3.0 volt) NOR cell structure flash memory products up to 16 Mbit, and is introducing into production a family of 32 Mbit flash memories operating at 1.8 volt and manufactured using 0.25 micron technology. The Company is jointly developing with Mitsubishi a new generation of flash memory products, starting with multi-level 64 Mbit, as well as associated processes from 0.20 through 0.18 micron. The market for flash memories is growing fast, according to published industry data, driven by cellular phones and digital consumer applications growth.

      Smartcard Products. Smartcards are credit card-like devices containing integrated circuits that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay telephone systems (primarily in France and Germany), cellular telephone systems (primarily in Europe), bank cards (primarily in France) and pay television systems (primarily in the United States, United Kingdom and France). Other applications include medical record applications, card-access security systems and toll-payment applications. In 1998, the Company's total number of smartcard chips sold since 1983 exceeded one billion, with more than 100 million microcontroller-based smartcard ICs shipped per year since 1997. According to independent market analysts, the 1998 volume confirmed the Company's leading market position with approximately a 43% share in microcontroller-based smartcard ICs that form the basis for such advanced applications as electronic purses, bankcards, pay TV and GSM systems.

      In 1998, the Company was awarded certifications to ITSEC level E3 High, the most stringent level normally required in commercial applications, for two products that will be used in the French health card project, indicating the

Company's leadership position in terms of independent security certifications. The Company also introduced the ST16RF product range, the world's first dual mode (contact/contactless) smartcard microcontrollers. Originally developed for the French public transport system in Paris (RATP) and rail operator (SNCF), these devices have potential uses in public transport ticketing, with trial now underway in Nice, France. In November 1998, the Company also announced the world's first ISO 1443 type B contactless memory designed for use in electronic tags, RF/ID and similar applications where the memory is powered by the received carrier electromagnetic wave as well as a new addition to the ST19 family of smartcard chips, the ST19 SF64, which is a device particularly suited to high end telecoms, Java Cards and similar multiapplication cards.

      EEPROMs and Application-Specific Memories. The Company offers serial EEPROMs up to 256 Kbit and parallel EEPROMs up to 1 Mbit. Serial EEPROMs are the most popular type of EEPROMs and are generally used in computer, automotive and consumer applications. Parallel EEPROMs account for a smaller portion of the EEPROM market, being used mainly in telecommunications equipment. STMicroelectronics entered the parallel EEPROM market in late 1993. The Company intends to work closely with its key customers and strategic allies to identify and develop new application-specific memory devices using mixed technologies. In 1998, the sales of this division represented, according to industry data, approximately 17% of the world market for EEPROM and other nonvolatile memory compared to approximately 14% in 1997.

      SRAMS. The Company focuses on producing nonvolatile SRAMs (battery back-up) used in computers and telecommunications equipment.

      Discrete and Standard ICs Group

      The Discrete and Standard ICs Group designs, develops and manufactures discrete power devices, power transistors, standard linear and logic ICs, and RF products. According to published industry data, based on 1998 revenues, STMicroelectronics is among the leading suppliers of power transistors and among the top two suppliers of thyristors, worldwide.

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

      Discrete Power Devices. STMicroelectronics manufactures and sells a variety of discrete power devices, including rectifiers, protection devices and thyristors (SCRs and triacs). The Company's devices are used in various applications, including in particular telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor control and power control devices). More specifically, rectifiers are used in voltage converters and voltage regulators, protection devices are used to protect electronic equipment from power supply spikes or surges, and thyristors are used to vary current flows through a variety of electrical devices, including lamps and household appliances. The Company offers a highly successful range of standard products built with its proprietary Application Specific Discretes (ASDTM) technology, which allows a variety of discrete structures to be merged into a single device optimized for specific applications such as EMI filtering for cellular phones.

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

      The Company's bipolar power transistors are used in a variety of high-speed, high-voltage applications, including SMPS (switch mode power supply) systems, television/monitor deflection circuits and lighting systems. According to published industry data, on the basis of 1998 revenues, STMicroelectronics is among the leading suppliers of bipolar transistors, including RF power transistors. The Company introduced power MOSFETs in 1991 to extend the use of power transistors to new high-frequency, high-voltage applications, including automotive components, crowbar protection devices, resonant converters and power factor correction devices. A new family of products, low voltage power MOSFETs known as the NE series, is being produced with a new technology that provides substantial advantages over conventional cellular power MOSFET processes.

      The Company also offers a family of VIPower (vertical integration power) products, as well as omnifets and application-specific devices. VIPower products exhibit the operating characteristics of power transistors while incorporating full thermal, short circuit and overcurrent protection and allowing logic level input. VIPower products are used in consumer goods (lamp ballasts) and automotive products (ignition circuits, central locking systems and transmission circuits). Omnifets are power MOSFETs with fully integrated protection devices that are used in a variety of sophisticated automotive and industrial applications. Application-specific devices are semicustom ICs that integrate diodes, rectifiers and thyristors on the same chip, thereby providing cost-effective and space-saving components with a short design time.

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

Sales, Marketing and Distribution

      In 1998, the Company derived approximately 82% of its revenues from sales directly to customers through its regional sales organizations (compared to approximately 78% in 1997) and 18% of its net revenues from sales through distributors (compared to approximately 22% in 1997). The Company operates regional sales organizations in Europe, North America, the Asia Pacific region, Japan and, since January 1, 1998, in "Region Five" which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. In 1998, approximately 41.6% of the Company's revenues originated in Europe (compared to approximately 43.6% in 1997), while 22.1% originated in the Americas (compared to approximately 22.4% in 1997), 29.4% originated in the Asia Pacific region (compared to approximately 26.5% in 1997), 4.3% originated in Japan (compared to approximately 5.3% in 1997) and 2.6% originated in Region Five (compared to approximately 2.2% in 1997). In 1998, no single customer accounted for more than 10% of the Company's net revenues, and sales to the Company's top ten customers accounted for approximately 43% of the Company's net sales in 1998 (39% in 1997).

      The European region is divided into ten sales and marketing units: five major accounts groups organized by market segments (telecom, industrial and smartcards, consumer, automotive and computer), four geographically configured units to cover mid-sized OEM customers (France and the Benelux, Central Europe, Northern Europe and Southern Europe) and a distribution unit.

      In North America, the sales and marketing team is organized into five business units that are located near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial and consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California and Longmont, Colorado following the acquisition of Adaptec), communications (Dallas, Texas) and distribution (Boston, Massachusetts). Each business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system oriented products. This structure allows STMicroelectronics to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with its current product portfolio. A central product marketing operation in Boston provides product support and training for standard products for the North America region, while a logistics center in Phoenix supports just-in-time delivery throughout North America. In addition, a comprehensive distribution business unit provides product and sales support for the nationwide distribution network.

      In the Asia Pacific region, sales and marketing is organized by country and is managed from the Company's regional sales headquarters in Singapore. The Company has sales offices in Taiwan, Korea, China, Hong Kong, Malaysia, Thailand and Australia. The Singapore sales organization provides central marketing, customer service, technical support, shipping, laboratory and design services for the entire region. In addition, there are design centers in Taiwan, Korea, Hong Kong and Shenzhen.

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

      Region Five was created as of January 1, 1998 and includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. Prior to that time, these markets had been covered, where appropriate, by the other existing sales and marketing organizations. Region Five also includes the design center in India, which employs 428 people in a wide range of activities. The Company intends to increase its focus on the new sales and marketing region to enhance its presence in these new markets.

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

      In addition to the central strategic marketing team, the Company has established key account management teams to serve key multinational customers. The key account management teams work with the Company's regional and divisional managers to provide a broad range of products to its major accounts and to develop complete systems solutions. The teams build strategic relationships with the Company's major accounts that can lead to the development of new products, increased access to evolving technologies and enhanced knowledge of customer requirements.

      Each of the five regional sales organizations operate dedicated distribution organizations. To support the distribution network, STMicroelectronics operates logistic centers in Saint Genis, France;Phoenix, Arizona; and Singapore, and has made considerable investments in warehouse computerization and logistics support.

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

Research and Development

      Management believes that research and development is critical to the Company's success and is committed to increasing research and development expenditures in the future. Despite significant cost reductions following the Company's formation in 1987, and particularly in 1990 and 1991 when the Company experienced losses, management did not reduce research and development spending. This commitment to research and development continues unabated, with the Company spending $690 million or 16.2% of revenue on research and development in 1998. The table below sets forth information with respect to the Company's research and development spending since 1994 (not including design center, process engineering, pre-production or industrialization costs):


                                                 Year ended December 31,
                                      ----------------------------------------------------
                                        1994       1995      1996       1997        1998
                                      --------   --------   -------   --------     -------
                                                 (in millions, except percentages)

Expenditures..........................  $338.3    $440.3     $532.3     $610.9      $689.8
as a percentage of net revenues.......   12.8%     12.4%      12.9%      15.2%       16.2%

      As a result of the history of the Company, approximately 81% of the Company's research and development expenses in 1998 were incurred in Europe, primarily in France and Italy. See "--State Support for the Semiconductor Industry." As of December 31, 1998, approximately 4,400 employees were employed in research and development activities.

      Central research and development units conduct research on the basic VLSI technologies, packaging technologies and design tools that are used by all product groups and the front-end manufacturing organization. STMicroelectronics' central research and development activities are conducted in Crolles, France; Agrate, Italy; Carrollton, Texas; Phoenix, Arizona; Berkeley, California; and Noida, India. The central research and development units participate in several strategic partnerships. The Company's manufacturing facility at Crolles, France houses a research and development center that is operated in the legal form of a French Groupement d'interet economique ("GIE") pursuant to a partnership agreement in effect until the end of 1998 between the Company and CNET, the research laboratory of France Telecom, an indirect shareholder of the Company. This center has developed submicron process technologies and is currently working on the development of 0.18 micron and future generation technologies, including copper interconnect, low k dielectric, silicon germanium, embedded RAMs and RF options. The Company and CNET have decided to extend the GIE to include as a member the Laboratoire d'Electronique de Technologie d'Instrumentation ("LETI"), a research laboratory of CEA-Industrie, one of the indirect shareholders of the Company. The Company is also cooperating with Philips Semiconductors to jointly develop sub-micron CMOS logic processes in Crolles, France under an agreement which has been extended through the year 2000.

      In 1998, the Company also cooperated with GRESSI, the research and development GIE formed by the CNET and LETI. The objectives of the cooperation were to develop know-how on innovative aspects of VLSI technology evolution which can be transferred to industrial applications, and to address the development of innovative process steps and process modules to be used in future generations of VLSI products. The cooperation agreement provided for a pluriannual plan through 1998, and the Company bore half of the program's total cost. The cooperation with GRESSI was superseded, as of January 1, 1999, by a tripartite cooperation arrangement between the Company, CNET and LETI, within the framework of an extended GIE named Centre Commun de Microelectronique de Crolles. This cooperation is directed towards sub 0.18 micron technologies with a view to preparing the technology to begin production of 12-inch wafers and associated wafer fabrication processes. The tripartite cooperation is intended to last until the end of 2002 and the related contractual arrangements are in the process of being finalized.

      A technical center in Noida, India, develops design software and CAD libraries and tools. At the Agrate, Italy site, the Company is developing nonvolatile memory technologies and programmable logic processes using a pilot line which is being upgraded to 8-inch with a capability of 0.25 micron and below. See "Item 13: Interest of Management in Certain Transactions." The Company has developed a wide network of cooperation with several universities in the United Kingdom (Bristol and Newcastle), Italy (Bologna, Catania, Milan, Pavia and Turin), France (Grenoble, Marseille, Toulouse and Tours), in the United States (Carnegie Mellon, Stanford, Berkeley and UCLA) and Singapore for basic research projects on design and process development.

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

      The EC adopted guidelines in 1995 seeking to limit state aid for research and development activities routinely performed in the normal course of the business. There can be no assurance that the Company will be able to continue to benefit from state aid previously committed, that such aid will not be revoked or discontinued at any time or that aid granted by a national government for research and development will not be reviewed or challenged by the EC.

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

      Public authority funding for research and development is reported in "Other Income and Expenses" in the Company's consolidated statements of income. See Note 18 to the consolidated audited financial statements for each of the years in the three-year period ended December 31, 1998, including the Notes thereto (collectively, the "Consolidated Financial Statements") included elsewhere in this annual report on Form 20-F. Such funding has totalled $63.8 million, 55.3 million and $63.5 million in the years 1996, 1997 and 1998, respectively. Public funding for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) is offset against expenses in computing cost of sales, and has the effect of increasing the Company's gross profit. Such funding of industrialization costs has totalled $4.6 million, $6.2 million and $3.1 million in 1996, 1997 and 1998, respectively. See Note 18 to the Consolidated Financial Statements. Government support for capital expenditures funding has totalled $93.3 million, $30.2 million, and $182.4 million in the years 1996, 1997 and 1998, respectively. Such funding has been used to support the Company's capital investment; while receipt of these funds is not directly reflected in the Company's results of operations, the resulting lower amounts recorded in property, plant and equipment reduce the level of depreciation recognized by the Company.

      Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic's Fund for Applied Research, established in 1968 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 1996, 1997 and 1998, the Company had $95.2 million, $63.7 million and $49.4 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 2.3%, 2.1% and 2.1%, respectively.

Intellectual Property

      Intellectual property rights which apply to various Company products include patents, copyrights, trade secrets, trademarks and maskwork rights. STMicroelectronics owns more than 17,000 original invention patents or pending patent applications, most of which have been registered in several countries around the world. In 1998, the Company filed 671 original patent applications around the world. Management believes that its intellectual property represents valuable property and intends to protect the Company's investment in technology by enforcing all of its intellectual property rights.

      The Company has entered into several patent cross-licenses with several major semiconductor companies, consisting primarily of most of the major Japanese and Korean semiconductor companies. The Company has announced that it has signed a broad patent cross-license agreement with IBM in June 1998 and with Intel in January 1999.

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

Backlog

      The Company's sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery to reflect changes in customer needs or industry conditions. During periods of industry overcapacity and declining selling prices, customer orders are not generally made as far in advance of the scheduled shipment date as during periods of capacity constraint. Such reduced lead time can reduce management's ability to forecast production levels and revenues.

      The Company's backlog decreased during 1998 in difficult semiconductor market conditions. In the first quarter of 1999, backlog increased compared to year-end 1998.

      STMicroelectronics also sells certain products to key customers pursuant to frame contracts. Frame contracts are annual fixed-price contracts with customers setting forth the terms of purchase and sale of specific products that may be ordered in the future. These contracts allow the Company to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered.

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

      The Company gained market share in 1998, when the Company's net sales grew 5.7% while the TAM decreased 8.4% and the SAM decreased 5.2%, according to trade association data. The Company gained market share in 1995 and 1996 against both the TAM and the SAM although it lost market share against both the TAM and the SAM in 1997. The Company does not manufacture DRAMs, which are commodity memory products sold in high volumes that have experienced severe price cutting in 1996, 1997 and in 1998. The Company gained market share against both the TAM and the SAM in the first quarter of 1999, when the Company's revenues grew 10.7% compared to first quarter 1998 while the TAM grew 6.8% and the SAM grew 3.5%.

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

      According to published industry data and other industry sources, investment in worldwide semiconductor fabrication capacity totalled approximately $44 billion in 1996, $40 billion in 1997 and $28 billion in 1998, or approximately 33%, 29% and 22 %, respectively, of the TAM for such years. In addition to international semiconductor companies, companies specializing in operating semiconductor foundries such as UMC, TSMC and Chartered Semiconductors, have added significant capacity, particularly in Asia. These additions to capacity have contributed to an increase of supply over demand and to declines in average selling prices and the downturn in the industry. These has also been a shift in existing industry capacity to production of products that compete with the Company's products. The Company believes that fluctuations in the rate of industry capacity additions relative to the growth rate in demand for semiconductor products could continue to contribute to fluctuations in average selling prices and affect the Company's results of operations.

      The Company's primary competitors include Advanced Micro Devices, Hitachi, Intel Corporation, Lucent Technologies, Mitsubishi Electric Corporation, Motorola, National Semiconductor Corporation, Nippon Electric Company, Philips Semiconductors, Samsung, Siemens, Texas Instruments and Toshiba. Companies primarily operating foundries include UMC, TSMC and Charter Semiconductors.

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

Employees

        At December 31, 1998, the Company employed approximately 29,182 people, of whom approximately 5,938 were employed in France, 6,357 were employed in Italy, 637 were employed in the rest of Europe, 2,655 were employed in the United States, 5,449 were employed in Malta and Morocco and 4,686 were employed in Singapore, Malaysia and Japan. As of December 31, 1998 approximately 4,400 employees were engaged in research and development, 1,700 in marketing and sales, 20,200 in manufacturing, 1,600 in administration and general services and 1,300 in divisional functions.

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

        As part of its commitment to the principles of TQM, the Company decided in July 1994 to develop an internal education organization called "ST University", responsible for organizing training courses to executives, engineers, technicians and sales personnel within the Company and coordinating all training for STMicroelectronics' employees. In 1998, ST University organized over 100,000 hours of training for 3,500 employees.

Environmental Matters

        The Company's manufacturing operations use many chemicals and gases and the Company is subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Consistent with the Company's TQM principles, the Company has established proactive environmental policies with respect to the handling of such chemicals and gases and emissions and waste disposals from its manufacturing operations. The Company has engaged outside consultants to audit its environmental activities and has created environmental management teams, information systems, education and training programs, and environmental assessment procedures for new processes and suppliers. All of the Company's plants are certified for the Eco- Management and Audit Scheme ("EMAS") and have also obtained ISO 14001 certification.

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

Year 2000

        Reference is made to the information appearing under the caption "Year 2000" on pages 36 through 39 of the Registrant's 1998 Annual Report, which information is incorporated herein by reference.

        As of May 29, 1999, the Company's groups have fully completed Phases 1 to 3 and substantially completed Phases 4 and 5. Approximately 83% of items involved have a status of tested and certified compliant. For the 17% not yet tested and certified compliant, approximately 85% of the preparatory work has been completed. Globally, the Company is near 95% completion relative to the total work load, and is on schedule relative to the Year 2000 Project plan. At May 29, 1999, 94% of front-end equipment and 96% of back-end equipment had been tested or certified compliant. The Company's target is to have 100% tested compliance by mid 1999, but there remains the possibility of some delays due to the late delivery of solutions by certain suppliers. At May 29, 1999, 95% of facilities equipment was tested or certified compliant. For business software systems including financial accounting, sales order management and human resources systems applications which are not otherwise being upgraded, specific year 2000 compliance is being worked on internally. The Company expects to complete most such upgrades by the end of June 1999. At May 29, 1999, 64% of corporate materials suppliers and virtually all corporate equipment suppliers have indicated that they are currently Year 2000 Compliant. Substantially all other significant suppliers are on schedule to achieve Year 2000 Compliance in due time before January 1, 2000. The Company has determined the magnitude of the remaining tasks (completion of Phases 4 and 5) and has fixed schedules and assigned resources accordingly. The Company has estimated the total capital costs related to its Year 2000 activities to be in the range of approximately $40 million.

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



      Location                               Products                                            Technologies
---------------------        -------------------------------------------     --------------------------------------------------
Front-end Facilities:
Crolles, France              Semicustom devices, microcontrollers            Fab-     8-inch 0.5/0.18 micron CMOS and
                             and dedicated products                                   0.7/0.25 micron BiCMOS; R&D on
                                                                                      VLSI submicron technologies in
                                                                                      conjunction with CNET and Philips
                                                                                      Semiconductors
Phoenix, Arizona             Dedicated products                              Fab -    8-inch 0.7/0.35 micron CMOS,
                                                                                      0.5/0.35 micron BiCMOS
Agrate, Italy                Nonvolatile memories, microcontrollers and      Fab 1-   6-inch 0.8/0.5 micron CMOS
                             dedicated products                              Fab 2-   6-inch 2.0/0.8 micron BiCMOS and
                                                                                      BCD
                                                                             Fab 3-   6-inch 0.35/0.18 micron CMOS pilot
                                                                                      line being converted to 8-inch
Rousset, France              Microcontrollers, nonvolatile memories and      Fab -    6-inch 0.8/0.5 micron CMOS
                             smartcard ICs
Catania, Italy               Power transistors, smart power ICs              Fab 1-   5-inch 3 micron bipolar power
                             and nonvolatile memories                        Fab 2-   6-inch 4/1 micron MOS power
                                                                             Fab 3-   6-inch 4/1 micron pilot line
                                                                             Fab 4-   8-inch 0.5/0.25 CMOS
Rennes, France               Dedicated and power products                    Fab -    5-inch 2 micron BiCMOS, BCD and
                                                                                      bipolar
Castelletto, Italy           Smart power BCD                                 Fab -    6-inch 4.0/0.8 micron BCD pilot line
Tours, France                Protection thyristors, diodes and application-  Fab 1-   4/5-inch discrete
                             specific discretes                              Fab 2-   4/5-inch discrete
Ang Mo Kio, Singapore        Dedicated products, microcontrollers, power     Fab 1-   5-inch 1.5 micron CMOS and power
                             transistors and commodity products                       MOS
                                                                             Fab 2-   5-inch 6/3 micron bipolar transistor
                                                                             Fab 3-   5-inch 2.0/1.2 micron bipolar ICs
                                                                             Fab 4-   5-inch 5 micron standard linear
Carrollton, Texas            Memories, microcontrollers, dedicated           Fab -    6-inch 0.7 micron BiCMOS, 1.0
                             products and semicustom devices                          micron BCD and 0.8/0.6 micron
                                                                                      CMOS
Rancho Bernardo,             Dedicated products                              Fab -    6-inch 1.0 micron BCD
   California

Back-end Facilities:
Muar, Malaysia               Dedicated and standard products,
                             microcontrollers
Kirkop, Malta                Dedicated products, microcontrollers,
                             semicustom devices
Toa Payoh, Singapore         Nonvolatile memories and power ICs
Ain Sebaa, Morocco           Discrete and standard products
Shenzhen, China              Nonvolatile memories, discrete and standard
                             products
Bouskoura, Morocco           Subsystems, RF


        STMicroelectronics has expanded its diversified manufacturing infrastructure while improving the cost, quality and flexibility of its operations. STMicroelectronics has applied recent investments in its manufacturing facilities to bring to full capacity the 8-inch front-end manufacturing facility in Crolles, France, to continue the ramp up of the new

8-inch front-end manufacturing facilities in Phoenix, Arizona and Catania, Italy, and to continue to build and equip a new back-end facility in Shenzhen, China. Capital expenditures for 1998 were devoted principally (i) to the expansion of the 8-inch front-end wafer fabrication plant in Crolles, France,
(ii) to equip and upgrade both the new 8-inch and existing 6-inch front-end facilities at the Catania, Italy plant, (iii) to the extension and conversion of an existing facility in Agrate, Italy, (iv) to the expansion of the 6-inch facility in Carrollton, Texas, (v) to the ramp-up of production at the Phoenix, Arizona 8-inch front-end facility, (vi) to the expansion of the back-end facilities in Muar, Malaysia, and (vii) to the expansion of the back-end facilities in Morocco, Malta and Shenzhen, China.

        The Company currently expects that capital spending for 1999 will continue to be at levels at least as high as in each of the last three years, and possibly higher. The most significant of the Company's 1999 capital expenditure projects are expected to be the conversion from 6-inch to 8-inch and expansion at one of its front-end wafer fabrications plants in Agrate, Italy, the increase of capacity of the 8-inch facilities in Catania, Italy, the completion of construction of its new 8-inch front-end wafer fabrications facility in Rousset, France, the conversion of its facilities in Crolles, France to 0.25 micron and 0.18 micron processes, the increase of capacity of the 8-inch facilities in Phoenix, Arizona and the expansion of the back-end facilities in Muar and Morocco. The Company has also identified an additional 8- inch wafer fabrication facility to be built in Italy that is planned to be operational by the year 2001. The Company has decided to build a new 300 millimeter, 12-inch wafer research fabrication and pilot line at Crolles (France) using 0.18 micron and below process technology. The Company will continue to monitor its level of capital spending, however, taking into consideration factors such as trends in the semiconductor market, capacity utilization and announcements by competitors.

        In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG") that built and equipped a back-end manufacturing facility mentioned above in the Futian free-trade zone of Shenzhen in southern China. STMicroelectronics owns a 60% interest in the joint venture, with a subsidiary of SEG owning the remaining 40%. Construction of the plant and equipment installation was completed in 1996 as scheduled and production started at the end of 1996. The joint venture will have invested approximately $150 million in the project by the end of 1999. SEG is a diversified export-oriented electronics company controlled by the Shenzhen Municipal Government that manufactures communications equipment, computers and electronic products and components and engages in import-export trading, financial investment management and real estate.

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

management commitment, employee empowerment, continuous improvement, management by fact and customer focus. TQM has become an integral part of the STMicroelectronics' culture and it is designed to develop a self-directed work force with a common set of values, objectives and problem-solving processes. Since 1987, the Company has improved average AIQ (electrical) status levels from 5,000 ppm to 14 ppm at the end of 1998. The Company uses through-the-wall mounted equipment for clean rooms to reduce the risk of wafer contamination from equipment. The Company also uses robot confinement systems to reduce the risk of wafer contamination. The Company's CIM systems provide management with real time data on all aspects of the performance of its manufacturing systems. Most of the Company's manufacturing facilities have been certified to conform to ISO international quality standards. Several major customers, including Hewlett-Packard, Nokia, Sharp, Chrysler and Sanyo, have recognized STMicroelectronics' commitment to quality and have honored the Company with quality awards in the recent past. In September 1997, the Company was awarded the 1997 European Quality Award For Business Excellence in the category of large business by the EFQM.

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

        The Company has principal executive offices located in the vicinity of Geneva Airport at Route de Pre-Bois 20, ICC Bloc A, 1215 Geneva 15, Switzerland and at Technoparc du Pays de Gex-BP112, 165 rue Edouard Branly, 01637 St. Genis Pouilly, France. The latter office is maintained by the Company's French subsidiary. The Company's corporate seat is in Amsterdam, The Netherlands. The Company also operates nine research and development centers and 31 design centers. The Company maintains regional sales headquarters in Geneva, Switzerland, Boston, Massachusetts, Singapore and Tokyo, Japan, and has 62 sales offices in 24 countries throughout Europe, North America, Japan, the Asia Pacific region and Region Five. In general, the Company owns its manufacturing facilities and leases most of its sales offices.

        As is common in the semiconductor industry, the Company has from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, has suffered delays in product deliveries or reduced yields. There can be no assurance that the Company will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, construction delays, ramping up production at new facilities, upgrading or expanding existing facilities, changing its process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that include 8-inch or larger capabilities and require 0.25 micron or smaller technology has increased the potential for losses associated with production difficulties, imperfections, or other causes of defects. In the event of an incident leading to an interruption of production at a fab, the Company may not be able to shift production to other facilities on a timely basis or the customer may decide to purchase products from other suppliers, and in either case the loss of revenues and impact on the Company's relationship with its customers could be significant. The Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately.


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

        The public prosecutor in Catania, Italy commenced a criminal investigation into alleged unauthorized use of public funds for research and development. Based on a report from a panel of experts appointed by the public prosecutor, the prosecutor issued a request for indictment in June 1997 against the 11 members of the Board of Directors of the research and development consortium Corimme, in which the Company's Italian subsidiary ("STMicroelectronics Italy") has a two-thirds voting interest (the remaining one-third interest is held by the University of Catania). The people indicted included eight employees or ex-employees of STMicroelectronics Italy and three professors of the University of Catania.

        Following the request for indictment, the 11 members of Corimme's Board of Directors filed an incidente probatorio in December 1997, requesting the appointment of a panel of independent experts to verify the assertions made by the public prosecutor's experts. During a hearing on March 25, 1998, the judge for the preliminary hearing accepted the incidente probatorio and named a panel of independent experts. The college of independent experts, in their public report filed with the court in February 1999, concluded that not only were the accusations formulated by the public prosecutor concerning the use of public funds for research and development unfounded, but also that the research and development performed by Corimme had been very wide ranging, complex, as well as fully in line with requirements for the public funding received. The court will now hold hearings to make a decision on the pursuit of charges against the 11 indicted persons in light of the report from the independent college of experts.

        In parallel, the tax authorities in Catania had issued proceedings against Corimme for alleged unauthorized VAT deductions and irregular invoicing for the years 1988 to 1993, and the tax authorities in Milan had issued proceedings against STMicroelectronics Italy for alleged VAT infringements during the years 1990 to 1994 and income tax infringements during the years 1990 to 1992 for invoicing for allegedly noneligible production services performed by Corimme for the account of STMicroelectronics Italy.

        In a final ruling in March 1999, the Commissione Tributaria Centrale confirmed the previous decisions favorable to Corimme entered by the Commissione Tributaria Provinciale and the Commissione Tributaria Regionale, with respect to the years 1988 and 1989.

        The Commissione Tributaria Provinciale of Catania has ruled in favor of Corimme with respect to the years 1990 to 1993, in first instance, and the Commissione Tributaria Provinciale of Milan has ruled in favor of STMicroelectronics Italy with respect to VAT claims for the years 1990 to 1994. Presently, appeals are pending before the Commissione Tributaria Regionale.

        The Commissione Tributaria Provinciale of Milan has also ruled in favor of STMicroelectronics Italy on the various income tax proceedings for the period 1990-1992. The tax authorities have accepted these rulings by waiving their right of appeal.

        The Company's management believes that Corimme's contractual and other requirements have been honored in all material respects in accordance with the requirements and with applicable financial procedures provided by the Italian government and has no grounds to suspect malfeasance. The Company has cooperated fully with the authorities in the conduct of the inquiry. Although it remains impossible to determine with certainty the ultimate outcome of the remaining ongoing investigations, management believes the investigations will not have a material effect on the financial condition or results of operations of the Company.

                          Item 4: Control of Registrant

Principal Shareholders

        The following table sets forth certain information with respect to the ownership of the Company's Common Shares as of June 10, 1999.


Shareholders                                             Common Shares Owned (1)
------------                                             -----------------------
                                                         Number(2)           %
                                                         ----------         ----
STMicroelectronics Holding II B.V. ("ST Holding II").....79,863,880         55.9
--------------
(1) Prior to the offer and sale of Common Shares by the Company and ST Holding II, completed on June 10, 1998 (the "Share Offering"), ST Holding II held 68.9% of the outstanding Common Shares of the Company. Simultaneously with the Share Offering, the Company offered and sold $513,852,000 principal amount at maturity Liquid Yield OptionTM Notes (the "Notes") convertible, subject to certain conditions, into Common Shares at a conversion rate of 8.952 Common Shares per $1,000 principal amount at maturity. Assuming all Notes are converted, ST Holding II will own 54.2% of the outstanding Common Shares. These calculations do not give effect to Common Shares that may be issued under the Employee Stock Plan or pursuant to options granted to members and professionals of the Supervisory Board.
(2)         On June 16, 1999, the Company effected a 2:1 stock split.


          ST Holding is 50% owned by a group of French shareholders that are indirectly controlled by the French government and 50% owned by a group of Italian shareholders that are indirectly controlled by the Italian government. The group of French shareholders is comprised of France Telecom, the French state-controlled telephone company, and CEA-Industrie, a corporation controlled by the French atomic energy commission, who hold through FT1CI. The group of Italian shareholders is represented by MEI-Microelettronica Italiana s.r.l. ("MEI"), an Italian holding company owned by Istituto per la Ricostruzione Industriale-IRI S.p.A. ("I.R.I."), the holding company for Italian state-owned industrial and commercial interests, and Comitato per l'intervento nella SIR ed in settori ad alta tecnologia ("Comitato SIR"). As of June 18, 1999, the interest previously held by Comitato SIR was transferred to Ministero del Tesoro del Bilancio e della Programmazione Economica-Dipartimento del Tesoro, the Italian Ministry of Treasury. The shares of France Telecom are listed on the ParisBourse and the New York Stock Exchange. Certificats d'investissement of CEA-Industrie are listed on the ParisBourse.

          The officers and directors of the Company as a group do not own a material number of Common Shares.

          The chart below illustrates the current shareholding structure as of June 10, 1999:

         This information was represented by an organizational chart in the original document.

         Description of Shareholding Structure: STMicroelectronics N.V. is owned 55.9% by STMicroelectronics Holding II B.V. and 44.1% by the public. STMicroelectronics Holding II B.V. is a wholly-owned subsidiary of STMicroelectronics Holding N.V. which is 50% owned by a group of French shareholders and 50% owned by a group of Italian shareholders. The French shareholder, FT1CI, is owned 51% by CEA-Industrie and 49% by France Telecom, respectively. The Italian shareholder, MEI, is owned 50.1% and 49.9% by I.R.I. and Comitato SIR(1), respectively.

--------------
(1) As of June 18, 1999, the interest previously held by Comitato SIR was transferred to Ministero del Tesoro del Bilancio e della Programmazione Economica-Dipartimento del Tesoro, the Italian Ministry of the Treasury.


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

        Such agreement also provides that similar and adequate levels of research, development and technological innovation shall be achieved by the Company and its subsidiaries in France and Italy and that there shall be no substantial discrepancy in the percentage of state financing compared to research, development and technological innovation expenditures by the Company and its subsidiaries in each such country. See "Item 1: Description of Business--State Support for the Semiconductor Industry." Pursuant to the terms of the Holding Shareholders Agreement, ST Holding is not permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the Holding Shareholders Agreement also undertake to refrain directly or indirectly from competing with the Company in the area of semiconductor products, subject to certain exceptions, and to offer the Company opportunities to commercialize or invest in any semiconductor product developments by them. Any financing or capital provided by the parties to ST Holding or the Company is intended to be provided pro rata based on the parties' respective shareholdings in ST Holding. In the Holding Shareholders Agreement, the parties state that it is of the utmost importance that the French and Italian governments grant sufficient and continuous financial support for research and development, and undertake to take suitable actions with a view to obtaining such funding. See "Item 1: Description of Business--State Support for the Semiconductor Industry."

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

        Pursuant to the terms of the Holding Shareholders Agreement and for the duration of such agreement, FT2CI (the "French Owner"), on the one hand, and MEI (the "Italian Owner"), on the other hand, have agreed to maintain equal interests in the share capital of ST Holding and maintain, together, ownership of the majority of ST Holding's issued voting shares. As a result of the merger of FT1CI and FT2CI, the rights and obligations of FT2CI under the Holdings Shareholders Agreement have been transferred to FT1CI. The admission of a third party to the share capital of ST Holding, whether through the sale of ST Holding's outstanding shares or through the issue by ST Holding of new shares, or by any other means, must be unanimously agreed upon. In the event of a new shareholder, the parties undertake to ensure that the balance between the French and Italian shareholdings is maintained until at least December 31, 1998. Pursuant to a Memorandum of Understanding dated February 24, 1998, the arrangements set forth in the Holding Shareholders Agreement were extended until at least December 31, 1998. The Company has also been informed that the Shareholders Agreement between FT1CI and Thomson-CSF relating to the management of their respective holdings in ST Holding and the Company terminated on October 6, 1997.

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

        The agreement between the shareholders of FT1CI (CEA-Industrie and France Telecom) provides that the following acts with respect to ST Holding or the Company must be approved by three-quarters of the Board of Directors of FT1CI (which consists of five directors, three of whom are chosen by CEA-Industrie and two of whom are chosen by France Telecom): (i) any modification of the articles of association of ST Holding or the Company, (ii) any change in the capital of ST Holding or the Company, or issuance, purchase or sale by ST Holding or the Company of their shares or rights attached thereto, or the issuance of any securities giving rights to a share in the capital or profits of ST Holding or the Company, (iii) the liquidation or dissolution of ST Holding or the Company or the sale of all or an important and material part of the business or assets of ST Holding or the Company representing at least $10,000,000 of the consolidated shareholders' equity of the Company, (iv) any merger, acquisition, partnership in interest or the execution of any material agreement relating to intellectual property rights, in each case in which ST Holding or the Company participates or in which a proposal is made to participate, or the establishment by ST Holding or the Company of new companies or groups, (v) approval of the balance sheets and consolidated accounts of ST Holding, the Company and its subsidiaries as well as the policies of distributions of profits among the group, (vi) any agreement between ST Holding and/or the Company and the shareholders of FT1CI which is out of the ordinary course of business, (vii) the approval of, or material modifications to, shareholders agreements with the Italian Owner with respect to ST Holding or the Company and (viii) approval of strategic multi-year plans and annual consolidated budgets of ST Holding and the Company. Transfers of shares in FT1CI to third parties are subject to the approval of at least four members of the Board of Directors, and are subject to a right of first refusal of the other shareholders, as well as other provisions. In the event CEA-Industrie proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquirer to purchase its interest as well. The FT1CI shareholders agreement terminates upon the termination of FT1CI.

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

        The French and Italian shareholders of ST Holding have agreed in the Memorandum of Understanding dated February 24, 1998, which has not been modified, to continue to manage their interest in the Company through ST Holding until at least December 31, 1998, and accordingly, for so long as they hold their interests in ST Holding, they have undertaken (i) to jointly hold 100% of ST Holding's capital and voting rights, (ii) to maintain equality between the shareholdings of the French and Italian shareholders, (iii) to ensure that ST Holding maintains more than 50% of the Company's share capital and voting rights, and (iv) to jointly exercise their decision-making powers and monitor strategies and actions as part of ST Holding's management bodies.

        On May 31, 1999, the Company's shareholders at the annual general meeting approved the creation of 180,000,000 Preference Shares. These Preference Shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends. On May 31, 1998, the Company entered into an option agreement with ST Holding II, which provides that Preference Shares shall be issued to ST Holding II upon request subject to the adoption of a resolution of the Supervisory Board of the Company recognizing that a hostile takeover or similar action exists and giving its consent to the exercise of the option and upon payment of at least 25% of the par value of the Preference Shares to be issued. The option is contingent upon ST Holding II retaining at least 33% of the issued share capital of the Company.


                        Item 5: Nature of Trading Market

Common Shares

        Since 1994, the Common Shares have been traded on the New York Stock Exchange under the symbol "STM" and on the ParisBourse and were quoted on SEAQ International. On June 5, 1998, the Common Shares were also listed for the first time on the Italian Stock Exchange, where they have been traded since that date.

        The Common Shares have been included in the CAC 40, the principal index published by the SBF-ParisBourse, since November 12, 1997. The CAC 40 is derived daily by comparing the total market capitalization of 40 stocks included in the monthly settlement market of the ParisBourse to a baseline established on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 indicates the trends in the French stock market as a whole and is one of the most widely followed stock price indices in France.

        The table below indicates the range of the high and low prices in U.S. dollars for the Common Shares on the New York Stock Exchange and the high and low prices in euros for the Common Shares on the ParisBourse during each quarter in 1997, 1998 and to date 1999. In December 1994, the Company completed the Initial Public Offering of 21,000,000 Common Shares at an initial price to the public of $22.25 per share. On June 16, 1999, the Company effected a 2:1 stock split. The table below has been adjusted to reflect the split.



                                            New York Stock Exchange                      ParisBourse
                                            Price per Common Share                Price per Common Share(1)
                                            -------------------------       ---------------------------------

Calendar Period                               High           Low              High                Low
---------------                               ----           ---              ----                ---
1997
      First quarter.....................    $ 40-7/16      $ 31-7/8         Euro 33.39       Euro 26.91
      Second quarter....................    $ 44           $ 31-1/4         Euro 37.66       Euro 28.06
      Third quarter.....................    $ 49-17/32     $ 40-9/32        Euro 47.79       Euro 35.83
      Fourth quarter....................    $ 47           $ 25-3/4         Euro 43.07       Euro 23.87
1998
      First quarter.....................    $ 39-3/8       $ 25-5/8         Euro 37.24       Euro 23.63
      Second quarter....................    $ 45-7/8       $ 32-1/4         Euro 42.46       Euro 29.42
      Third quarter.....................    $ 36-1/4       $ 22             Euro 33.26       Euro 18.37
      Fourth quarter....................    $ 41-7/16      $ 17-15/16       Euro 34.99       Euro 15.02
1999
      First quarter.....................    $ 53-13/16     $ 40-1/4         Euro 48.50       Euro 34.40
      Second quarter (through June 23)..    $ 72-1/2       $ 49             Euro 67.95       Euro 44.50

--------------
(1) For periods prior to January 1, 1999, the share prices on the ParisBourse have been converted into euros at the official exchange rate of Euro
      1.00 = FRF 6.55957.

        At December 31, 1998, there were 142,478,106 Common Shares issued and outstanding, of which 14,331,742 or 10.05% were registered in the Common Share registry maintained on the Company's behalf in New York.

        Since June 5, 1998, the Common Shares have also been listed on the Italian Stock Exchange. The table below indicates the range of high and low prices in euros for the Common Shares on the Italian Stock Exchange, as adjusted for the 2:1 stock split.


Calendar Period                                       Italian Stock Exchange
                                                    Price per Common Share(1)
                                               ---------------------------------
                                                   High               Low
                                               ------------       --------------
1998
    Second quarter (since June 5, 1998).....   Euro 32.79        Euro 30.38
    Third quarter...........................   Euro 32.53        Euro 19.92
    Fourth quarter..........................   Euro 34.77        Euro 15.73
1999
    First quarter...........................   Euro 46.53        Euro 34.96
    Second quarter (through June 23)........   Euro 67.23        Euro 45.94

--------------
(1) For periods to January 1, 1999, the share prices on the Italian Stock Exchange have been converted into euros at the official exchange rate of Euro 1.00 = Lit. 1,936.27.

Dividends

        On May 31, 1999, the Company's shareholders approved the payment of a cash dividend with respect to the year ended December 31, 1998 of $0.16 per Common Share payable as of June 15, 1999 to shareholders of record on June 1, 1999.

Liquid Yield OptionTM Notes

        The Liquid Yield OptionTM Notes ("LYONs") of the Company are traded on the New York Stock Exchange and the ParisBourse. The table below indicates the range of the high and low prices on the New York Stock Exchange and the high and low prices for the LYONs on the ParisBourse, in both cases as a percentage of principal amount at maturity, during each quarter in 1998 and to date in 1999.


                                                 New York Stock Exchange                  ParisBourse
                                                     Price per LYON                      Price per LYON
                                                 ------------------------           ------------------------
Calendar Period                                  High              Low                High             Low
---------------                                  ----              ---                ----             ---
1998
       Second quarter (since June 5, 1998)...     85-1/8%          83-1/2%           99%              85.5%
       Third quarter.........................     85-1/8%          80%               88.5%            72.1%
       Fourth quarter........................     83%              80%               89%              75%
1999
      First quarter..........................     94%              84%               97.5%            90%
      Second quarter (through June 23).......    130%              94%              122.1%           101.3%


ParisBourse

          The securities of most large public companies are listed on the Premier Marche with the Second Marche available for small and medium-sized companies. Both the Premier Marche and the Second Marche are operated by the SBF-ParisBourse (the "SBF"). Securities are also traded on the Marche Libre-OTC which is also operated by the SBF.

          The Common Shares are listed on the Premier Marche. Shares listed on the ParisBourse are placed in one of four categories depending on the volume of transactions. The Common Shares are listed in the category known as Continu A, which includes the most actively traded shares (with a minimum daily trading volume of FF250,000 or twenty trades).

          Official trading of listed securities on the ParisBourse is transacted through providers of investment services (investment companies and other financial institutions) and takes place continuously on each business day from 10:00 a.m. to 5:00 p.m., with a pre-opening session from 8:30 a.m. to 10:00 a.m. Any trade effected after the close of a stock exchange session will be recorded, on the next ParisBourse trading day, at the closing price for the relevant security at the end of the previous day's session. The SBF publishes a daily Official Price List that includes price information on each listed security. The ParisBourse has introduced continuous trading by computer for most listed securities.

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

          Trades of securities listed on the Premier Marche of the ParisBourse are settled in either of two ways: in the cash settlement market or the monthly settlement market. The Common Shares are settled in the marche a reglement mensuel (monthly settlement market). In the monthly settlement market, the purchaser may elect to settle on the third trading day following the trade (reglement immediat or immediate settlement) or decide on the determination date (date de liquidation), which is the fifth trading day prior to the end of the month) either (i) to settle the trade no later than on the last trading day of such month or (ii) upon payment of an additional fee, to extend to the determination date of the following month the option either to settle no later than the last trading day of such month or to postpone further the selection of a settlement date until the next determination date (a procedure known as report). Such purchaser may decide to renew its option on each subsequent determination date upon payment of an additional fee. The majority of transactions in equity securities on the ParisBourse are settled on the monthly settlement market. In accordance with French securities regulation, any sale of shares executed on the monthly settlement market during the month of a dividend payment date is deemed to occur after payment of the dividend, and the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited in the same amount.

Securities Trading in Italy

          The Mercato Telematico Azionario (the "MTA"), the Italian automated screen-based quotation system on which the Company's Common Shares are listed, is organized and administered by Borsa Italiana S.p.A. ("Borsa Italiana") subject to the supervision and control of CONSOB, the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of dealings and protect investors. Borsa Italiana was established to manage the Italian regulated financial markets (including the MTA) as part of the implementation in Italy of the EU Investment Services Directive pursuant to Legislative Decree No. 415 of July 23, 1996 (the "Eurosim Decree"). Borsa Italiana became operative in January 1998, replacing the administrative body Consiglio di Borsa, and has issued rules governing the organization and the administration of the Italian stock exchange, futures and options markets as well as the admission to listing on and trading in these markets. The shareholders of Borsa Italiana are primarily financial intermediaries.

          A five-day rolling cash settlement period applies to all trades of equity securities in Italy effected on a regulated market. Any person, through an authorized intermediary, may purchase or sell listed securities following (i) in the case of sales, deposit of the securities; and (ii) in the case of purchases, deposit of 100% of such securities' value in cash, or deposit of listed securities or government bonds of an equivalent amount. No "closing price" is reported for the electronic trading system, but an "official price", calculated for each security as a weighted average of all trades effected during the trading day net of trades executed on a "cross-order" basis, and a "reference price", calculated for each security as a weighted average of the last 10% of the trades effected during such day, are reported daily.

          If the opening price of a security (established each trading day prior to the commencement of trading based on bids received) differs by more than 10% (or such other amount established by Borsa Italiana) from the previous day's reference price, trading in that security will not be permitted until Borsa Italiana authorizes it. If in the course of a trading day the price of a security fluctuates by more than 5% from the last reported sale price (or 10% from the previous day's reference price), an automatic five minute suspension in the trading of that security will be declared. In the event of such a suspension, orders already placed may not be modified or canceled and new orders may not be processed. Borsa Italiana has the authority to suspend trading in any security, among other things, in response to extreme price fluctuations. In urgent circumstances, CONSOB may, where necessary, adopt measures required to ensure the transparency of the market, orderly trading and protection of investors.

          Italian law requires that trading of equity securities, as well as any other investment services, may be carried out on behalf of the public only by registered securities dealing firms and banks (with minor exceptions). Banks and investment services firms organized in a member nation of the EU are permitted to operate in Italy provided that the intent of the bank or investment services firm to operate in Italy is communicated to (i) Bank of Italy and to (ii) Bank of Italy and CONSOB, respectively, by the competent authority of the member state. Non-EU banks and non-EU investment services firms may operate in Italy subject to a specific authorization granted by decree of the Italian Ministry of Treasury and CONSOB, respectively. The settlement of stock exchange transactions is facilitated by Monte Titoli.

          The settlement of stock exchange transactions is facilitated by Monte Titoli, a centralized securities clearing system owned by the Banca d'Italia and certain major Italian banks and financial institutions. Almost all Italian banks and some registered securities dealing firms have securities accounts with Monte Titoli. Beneficial owners of shares may hold their interests through specific deposit accounts with any depositary having an account with Monte Titoli. Beneficial owners of shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those shares through such accounts.

          Participants in Euroclear and Cedelbank may hold their interests in shares and transfer the shares, collect dividends and exercise their shareholders' rights through Euroclear and Cedelbank. A holder may require Euroclear and Cedelbank to transfer its shares to an account of such holder with an Italian bank or any authorized broker having an account with Monte Titoli.

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

          Relief/refund Procedure. If the 15% rate, or an exemption in case of a qualifying U.S. pension fund, is applicable pursuant to the Convention, the Company is allowed to pay out a dividend under deduction of 15%, or respectively without any deduction, if, at the payment date, the relevant shareholders have submitted the duly signed form IB 92 USA, which form includes a banker's affidavit. Holders of Common Shares through DTC will initially receive dividends subject to a withholding rate of 25%. An additional 10% of the dividend will be paid to holders upon receipt by the dividend disbursing agent of notification from the Participants in DTC that such holders are eligible for the reduced rate under the Convention. Only where the applicant has not been able to claim full or partial relief at source, will he be entitled to a refund of the excess tax withheld. In that case he should mention in the Form IB 92 USA the circumstances that prevented him from claiming relief at source.

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

United States Taxation

          The following discussion is a summary of certain U.S. federal income tax consequences of the ownership of Common Shares by U.S. Holders, as defined below. This summary applies only to a beneficial owner of Common Shares (a) who owns, directly or indirectly, less than 10% of the voting stock of the Company,
(b) who is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a U.S. domestic corporation or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Common Shares, (c) who holds the Common Shares as capital assets, (d) whose functional currency is the U.S. dollar, (e) who is a resident of the United

States and not also a resident of The Netherlands for purposes of the Convention, (f) who is entitled under the "limitation on benefits" provisions contained in the Convention to the benefits of the Convention and (g) who does not have a permanent establishment or fixed base in The Netherlands (a "U.S. Holder"). Certain holders (including, but not limited to, United States expatriates, tax-exempt organizations, persons subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, persons holding the Common Shares in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar) may be subject to special rules not discussed below. Because this is a general summary, prospective purchasers are advised to consult their own tax advisors with respect to the U.S. federal, state, local and applicable foreign tax consequences of the purchase, ownership and disposition of Common Shares.

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

          Sale or Other Disposition of Common Shares

          Upon a sale or other disposition of Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in such Common Shares. Such gain or loss will be capital gain or loss. Any such gain or loss, if any, will generally be U.S. source gain or loss. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

          U.S. Information Reporting and Backup Withholding

          Dividend payments with respect to Common Shares and proceeds from the sale, exchange or redemption of Common Shares may be subject to information reporting to the Internal Revenue Service ("IRS") and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-U.S. persons. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000. Holders of Common Shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules, including the finalized Treasury regulations.

          Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.


                  Item 8: Selected Consolidated Financial Data

          Reference is made to the information appearing under the caption "Selected Consolidated Financial Data" on page 27 of the Registrant's 1998 Annual Report, which information is hereby incorporated by reference.


            Item 9: Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

          Reference is made to the information appearing under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 28 through 40 of the Registrant's 1998 Annual Report, which information is hereby incorporated by reference.


       Item 9A: Quantitative and Qualitative Disclosures About Market Risk

          The principal market risks to which the Company is exposed are changes in interest rates and foreign currency exchange rates. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio and long-term debt obligations.

          The Company places its cash and cash equivalents with high credit quality financial institutions. The Company manages the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. The Company primarily enters into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs.

          The Company enters into forward contracts and foreign currency options to protect against the volatility of foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is made until the time it is settled.

          Forward contracts outstanding as of December 31, 1998 have remaining terms of one to 25 months, maturing mainly during first quarter 1999, and amount to $342.5 million forward sale of U.S. dollars, $20.1 million forward purchase of U.S. dollars, $200.4 million forward sale of other foreign currencies, and $71.8 million forward purchase of other foreign currencies. There were no foreign currency options outstanding as of December 31, 1998. The principal currencies covered are the German mark, the Singapore dollar, the Japanese yen, the French franc, the Swiss franc and the Italian lira.

          The Company does not anticipate any material adverse effect on its financial position, results of operations or cash flow resulting from the use of these instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. The Company does not use financial instruments for speculative or trading purposes.

          The information below summarizes the Company's market risks associated with cash equivalents, debt obligations, and other significant financial instruments as of December 31, 1998. The information below should be read in conjunction with Notes 14 and 23 to the Consolidated Financial Statements.

          The table below presents principal amounts and related weighted-average interest rates by year of maturity for the Company's investment portfolio and debt obligations:


                                                                                                               Fair value at
                                                                                                                December 31,
                                     1999        2000      2001      2002     2003      Thereafter    Total        1998
                                     ----        ----      ----      ----     ----      ----------    ----     -------------
                                                        (in thousands of U.S. dollars, except percentages)

Assets:
    Cash equivalents............  $1,100,752        --        --       --       --         --    $1,100,752      $1,100,752
    Average interest rate.......       6.63%        --        --       --       --         --          6.63%

Long-term debt:
    Fixed rate..................     $45,245  $109,936  $102,460  $77,741   $9,200   $456,527      $801,109        $802,565
    Average interest rate.......       4.12%      4.84%    5.29%    5.45%    5.00%      1.91%          3.28%

    Long-term debt by currency:

                                                 Amount in          Amount in
                                               thousands of       thousands of
                                             original currency    U.S. dollars
                                             -----------------    ------------
    U.S. dollar.............................          455,885        $ 455,885
    Italian lira (in million lira)..........          383,109          231,752
    French franc............................          552,347           98,628
    Other currencies........................               --           14,844
                                                                   -----------
    Total in U.S. dollars...................                         $ 801,109
                                                                   ===========

          As of December 31, 1997, fixed-rate debt of $415.0 million was outstanding, with a fair value of $405.4 million, at an average interest rate of 5.19%. Additionally, cash equivalents of $702.2 million were outstanding, at an average interest rate of 5.64%.

          The following table provides information about the Company's foreign exchange forward contracts at December 31, 1998:

                                                                                                                 Fair Value
                                                                                Notional          Average     in thousands of
                                                                               Amount(1)       Contract Rate    U.S. dollars
                                                                             ------------      -------------  ---------------
Foreign Currency Forward Exchange Contracts to buy (sell)
   U.S. dollars for foreign currencies:
Deutsche mark...........................................................        (14,000)           1.692      $  (14,050)
Malaysian ringgit.......................................................          4,672            3.796           4,667
French franc............................................................       (120,000)           5.610        (120,504)
Italian lira..............................................................     (115,000)       1,662.102        (115,440)
Singapore dollar........................................................        (78,000)           1.641         (77,391)
                                                                             ----------                         ---------
Total net in U.S. dollars...............................................       (322,328)                      $ (322,718)
                                                                              =========                         =========


Foreign Currency Forward Exchange Contracts to buy (sell) German marks for foreign currencies:
U.S. dollar..............................................................       (80,000)           1.702      $  (47,826)
Malaysian ringgit........................................................           661            2.278             396
French franc.............................................................         6,910            1.016           4,213
                                                                                  ------                      ----------
Total net in German marks................................................       (72,429)
Total net in U.S. dollars................................................       (43,376)                      $  (43,217)
                                                                                                              ==========

Foreign Currency Forward Exchange Contracts to buy (sell) Japanese yen for foreign currencies:
U.S. dollar.............................................................       (150,000)         121.550      $   (1,313)
Italian lira............................................................        200,000           14.407           1,775
Malaysian ringgit........................................................        12,000           31.250             101
French franc............................................................        650,000           21.693           5,736
Singapore dollar........................................................     (2,950,000)          71.686         (25,628)
                                                                             -----------                        --------
Total net in Japanese yen...............................................     (2,238,000)
Total net in US dollars.................................................        (19,461)                      $  (19,329)
                                                                                                              ==========

Foreign Currency Forward Exchange Contracts to buy (sell) Swiss francs for foreign currencies:
U.S. dollar.............................................................         55,001            1.356      $   40,265
Italian lira............................................................          1,500        1,218.500           1,107
French franc............................................................          3,900            4.113           2,856
Singapore dollar........................................................            277            1.227             199
                                                                               ---------                       ---------
Total net in Swiss francs...............................................         60,678
Total net in U.S. dollars...............................................         44,355                       $   44,427
                                                                                                               =========

Foreign Currency Forward Exchange Contracts to buy (sell) Italian lira for foreign currencies (in million lira):
U.S. dollar..............................................................      (200,000)       1,738.979      $ (125,137)
Malaysian ringgit........................................................           103          425.710             63
Singapore dollar.........................................................           934        1,002.000            559
                                                                               ---------                     -----------
Total net in Italian lira................................................      (198,963)
Total net in U.S. dollars...............................................       (120,358)                      $ (124,515)
                                                                                                             ===========

(1) Amounts in thousands of original currency (Italian lira expressed in millions).

          The Company also entered into additional forward contracts as of December 31, 1998, for a countervalue of $19.4 million denominated in various currencies including pounds sterling, French francs, Spanish pesetas and European Currency Units, which approximated the fair value of such contracts.

          The notional amount of cross-currency contracts outstanding at December 31, 1997 was $305.2 million, which approximated the fair value of such contracts. These contracts expired in 1998.


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

          The Supervisory Board consists of such number of members as is resolved by the general meeting of shareholders upon proposal of the Supervisory Board, with a minimum of six members. The members of the Supervisory Board are appointed upon proposal of the Supervisory Board by the general shareholders' meeting by a majority of the votes cast at a meeting where at least one-third of the outstanding share capital is present or represented.

          Pursuant to various shareholders agreements, the membership of the Supervisory Board of the Company must include three members designated by the French shareholders from the Board of Directors of FT1CI (following the merger of FT2CI and FT1CI, a corporation owned by CEA-Industrie and France Telecom), and three members designated by the Italian shareholders (of whom I.R.I. has the right to appoint two members and Ministero del Tesoro (following transfer of the interest previously held by Comitato SIR on June 18, 1999) has the right to appoint one member). See "Item 4: Control of Registrant--Shareholder Agreements." The Supervisory Board of the Company currently includes two members who are not affiliated with ST Holding and its direct and indirect shareholders.

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

          The members of the Supervisory Board are:


            Name                  Position           Year Appointed      Age
            ----                  --------           --------------      ---
      Jean-Pierre Noblanc         Chairman              1994             60
      Bruno Steve                 Vice Chairman         1989             57
      Tom de Waard                Member                1998             52
      Remy Dullieux               Member                1993             48
      Riccardo Gallo              Member                1997             55
      Francis Gavois              Member                1998             63
      Alessandro Ovi              Member                1994             55
      Robert M. White             Member                1996             60

          Jean-Pierre Noblanc has been the Chairman of the Supervisory Board since May 31, 1999, and has been a member of the Supervisory Board since 1994. He served as Vice Chairman of the Supervisory Board from June 1996 to May 31, 1999. Mr. Noblanc is presently General Manager of the Components Sector of CEA Industrie. Prior to joining CEA Industrie, Mr. Noblanc served at CNET, the Research Center of France Telecom, as Director of the Applied Research Center of Bagneux and of the Microelectronics Center of Grenoble. Mr. Noblanc holds a degree in engineering from the Ecole Superieure d'Electricite and a doctoral degree in physical sciences from the University of Paris. Mr. Noblanc is an Associate Member of the Committee on Applications of the French Academy of Sciences and a director of Thomson S.A. Mr. Noblanc also serves on the board of Pixtech Inc. and Picogiga S.A.

          Bruno Steve has been a member of the Company's Supervisory Board since 1989 and its Chairman until May 31, 1999. He served as Vice Chairman of the Supervisory Board from 1989 to July 1990. From July 1990 to March 1993, Mr. Steve served as Chairman of the Supervisory Board. He has been with I.R.I., Finmeccanica's parent company, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of MEI, President of the board of statutory auditors of Alitalia S.p.a. and Iritecna S.p.a. in liquidazione and member of statutory auditors of Alitalia Express S.p.A., Stretto di Messina S.p.A. and Sigma S.p.A. He served as the Chief

Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia, I.R.I.'s holding company for the telecommunications sector.

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

          Alessandro Ovi has been a member of the Supervisory Board since 1994. He received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a masters degree in operations research from Massachusetts Institute of Technology. He is currently the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I. He currently serves on the boards of Italtel (a Telecom Italia and Siemens Company), MEI, Sirti, Carnegie Mellon University and Corporation Development Committee of the Massachusetts Institute of Technology.

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

          The Supervisory Board has established an Audit Committee comprised of Messrs. Dullieux, Ovi and an independent director, Mr. White, and a Compensation Committee comprised of the Chairman (Mr. Noblanc), the Vice Chairman (Mr. Steve) and an independent director (Mr. White).

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

          The Management Board shall consist of such number of members as resolved by the general meeting of shareholders upon the proposal of the Supervisory Board. The members of the Management Board are appointed for three year terms upon proposal by the Supervisory Board at the general shareholders' meeting by a majority of the votes cast at a meeting where at least one-third of the outstanding share capital is present or represented. The Supervisory Board appoints one of the members of the Management Board to be chairman of the Management Board (upon approval of at least three-quarters of the members of the Supervisory Board). Resolutions of the Management Board require the approval of a majority of its members. Mr. Pasquale Pistorio, the Company's President and Chief Executive Officer, is currently the sole member of the Management Board. His term expires in 2002.

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

Executive Officers

          The executive officers of the Company support the Management Board in its management of the Company, without prejudice to the Management Board's ultimate responsibility. The Company is organized in a matrix structure with geographical regions interacting with product divisions, bringing all levels of management closer to the customer and facilitating communication among research and development, production, marketing and sales organizations.

          The executive officers of the Company are:

                                                                                                 Years in
                                                                             Years with        Semiconductor
    Name                               Position                             the Company(1)        Industry           Age
    ----                               --------                             --------------        --------           ---
Pasquale Pistorio            President and Chief Executive Officer                19                35                63
Georges Auguste              Corporate Vice President, Total Quality and          12                25                50
                             Environmental Management
Laurent Bosson               Corporate Vice President, Front-end                  16                16                56
                             Manufacturing
Carlo Bozotti                Corporate Vice President, Memory Products            22                22                46
                             Group
Salvatore Castorina          Corporate Vice President, Discrete and               17                33                62
                             Standard ICs Group
Alain Dutheil                Corporate Vice President, Strategic Planning         16                29                54
                             and Human Resources
Pietro Fox                   Corporate Vice President, European Region            35                41                61
Philippe Geyres              Corporate Vice President, Consumer and               15                23                47
                             Microcontroller Group
Maurizio Ghirga              Corporate Vice President, Chief Financial            16                16                61
                             Officer
Jean-Claude Marquet          Corporate Vice President, Asia/Pacific               13                32                57
                             Region
Pier Angelo Martinotti       Corporate Vice President, New Ventures               18                31                58
                             Group
Joel Monnier                 Corporate Vice President, Central Research           16                25                53
                             and Development
Piero Mosconi                Corporate Vice President, Treasurer                  35                35                59
Richard Pieranunzi           Corporate Vice President, Americas Region            18                33                60
Aldo Romano                  Corporate Vice President, Telecommunications,        33                33                58
                             Peripherals and Automotive Group
Giordano Seragnoli           Corporate Vice President, Back-end                   34                36                62
                             Manufacturing and Subsystems Products Group
Keizo Shibata                Corporate Vice President, Japan Region                7                34                62
Enrico Villa                 Corporate Vice President, Region Five                31                31                58

--------------
(1) Including years with Thomson Semiconducteurs or SGS Microelettronica.

          Pasquale Pistorio has more than 35 years of experience in the semiconductor industry. After graduating in Electrical Engineering from the Polytechnical University of Turin in 1963, he started his career selling Motorola products. Mr. Pistorio joined Motorola in 1967, becoming Director of World Marketing in 1977 and General Manager of the International Semiconductor Division in 1978. Mr. Pistorio joined SGS Microelettronica as President and Chief Executive Officer in 1980 and became President and Chief Executive Officer of the Company upon its formation in 1987.

          Georges Auguste has served as Corporate Vice President, Total Quality and Environmental Management since 1999. Mr Auguste received a degree in engineering from the Ecole Superieure d'Electricite (SUPELEC ) in 1974 and a diploma in business administration from the Caen University in 1976. Prior to joining the Company, Mr. Auguste worked with Philips Components from 1974 to 1986, in various positions in the field of manufacturing. From 1990 to 1997 he headed the Company's operations in Morocco and from 1997 to 1999 Mr. Auguste served as director of Total Quality and Environmental Management.

          Laurent Bosson has served as Corporate Vice President, Front-end Manufacturing and VLSI Fabs since 1989 and from 1992 to 1996 he was given additional responsibility as President and Chief Executive Officer of the Company's operations in the Americas. Mr. Bosson received a Masters degree in Chemistry from the University of Dijon in 1969. He joined Thomson-CSF in 1964 and has held several positions in engineering and manufacturing. In 1982, Mr. Bosson was appointed General Manager of the Tours and Alencon facilities of Thomson Semiconducteurs. In 1985, he joined the French subsidiary of SGS Microelettronica as General Manager of the Rennes, France manufacturing facility.

          Carlo Bozotti has served as Corporate Vice President, Memory Products since August 1998. Mr. Bozotti joined SGS Microelettronica in 1977 after graduating in Electronic Engineering from the University of Pavia. Mr. Bozotti served as Product Manager for the Industrial, Computer Peripheral and Telecom divisions and as Product Manager for the Monolithic Microsystems' Telecom business unit from 1986 to 1987. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Division in 1991. Mr. Bozotti has served as Corporate Vice President, Memory Products since August 1998, after having served as Corporate Vice President, Europe and Headquarters Region from 1994 to 1998.

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

          Pietro Fox has served as Corporate Vice President, Europe Region since October 1998. He graduated from the Istituto Industriale A. Rosse in Vicenza in 1957 and studied Electrical Engineering at the Burrough Polytechnic in London. His professional career started in 1958 at Standard Telephones & Cables (the English ITT affiliate) where he worked as an Applications Engineer in the semiconductor field. In 1962, he returned to Italy to work as Product Marketing Engineer for semiconductors at Raytheon-Elsi SpA. His career in the Product Marketing sector of SGS Fairchild SpA, the company that subsequently became STMicroelectronics, began in 1964. In September 1971, he then became Marketing Manager for North America and was appointed President of the newly created SGS-Ates Semiconductor Corp. In March 1976, Mr. Fox moved to Germany and became General Manager of SGS-Thomson Microelectronics GmbH in Munich. In 1997, Mr. Fox gained increased responsibility in the European Telecom field when he became Vice President of the Telecom Business Unit for Europe.

          Philippe Geyres has served as Corporate Vice President, General Manager Consumer and Microcontroller Group (formerly Programmable Products Group) since 1990. Mr. Geyres graduated from the Ecole Polytechnique in 1973 and began his career with IBM in France before joining Schlumberger Group in 1980 as Data Processing Director. He was subsequently appointed Deputy Director of the IC Division at Fairchild Semiconductors. Mr. Geyres joined Thomson Semiconducteurs in 1983 as Director of the Bipolar Integrated Circuits Division. He was appointed Strategic Programs Director in 1987 and, later the same year, became Corporate Vice President, Strategic Planning of the Company.

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

          Jean-Claude Marquet has served as Corporate Vice President, Asia/Pacific Region since July 1995. After graduating in Electrical and Electronics Engineering from the Ecole Breguet Paris, Mr. Marquet began his career in the French National Research Organisation and later joined Alcatel. In 1969, he joined Philips Components. He remained at Philips until 1978, when he joined Ericsson, eventually becoming President of Ericsson's French operations. In 1985, Mr. Marquet joined Thomson Semiconducteurs as Vice President Sales and Marketing, France. Thereafter, Mr. Marquet served as Vice President Sales and Marketing for France and Benelux, and Vice President Asia Pacific and Director of Sales and Marketing for the region.

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

          Aldo Romano has served as Corporate Vice President, General Manager Telecommunications, Peripherals and Automotive Group (formerly Dedicated Products Group) since 1987. Mr. Romano is also Managing Director of the Company's Italian subsidiary. A graduate in Electronic Engineering from the University of Padua in 1963, Mr. Romano joined SGS Microelettronica in 1965 as a designer of linear ICs, becoming head of the linear IC design laboratory in 1968 and head of Marketing and Applications in 1976. Mr. Romano became Director of the Bipolar IC Division (which has evolved into the Dedicated Products Group) in 1980.

          Giordano Seragnoli has served as Corporate Vice President, General Manager Subsystems Products Group since 1987 and since 1994, Director for Worldwide Back-end Manufacturing. After graduating in Electrical Engineering from the University of Bologna, Mr. Seragnoli joined the Thomson Group as RF Application Designer in 1962 and joined SGS Microelettronica in 1965. Thereafter, Mr. Seragnoli served in various capacities within the Company, including Strategic Marketing Manager and Subsystems Division Manager, Subsystems Division Manager (Agrate), Technical Facilities Manager, Subsystems Division Manager and Back-End Manager.

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


                 Item 11: Compensation of Directors and Officers

          The aggregate cash compensation payable for 1998 to the members of the Supervisory Board by the Company was approximately $240,000. The amount of cash compensation for 1998 paid to the executive officers of the Company and members of the Management Board as a group by the Company and its subsidiaries was approximately $7.5 million.

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

          The executive officers and the Management Board were also covered in 1998 under certain group life and medical insurance programs provided by the Company. The aggregate additional amount set aside by the Company in 1998 to provide pension, retirement or similar benefits for executive officers and the Management Board of the Company as a group is estimated to have been approximately $3.3 million.

     Item 12: Options to Purchase Securities from Registrant or Subsidiaries

Stock Option Plans

          The following description of the Company's stock options plans does not include adjustments for the 2:1 stock split effected on June 16, 1999.

          As of June 10, 1999, options to purchase up to an aggregate of 18,000 Common Shares were outstanding under the Company's first stock option plan (the "1989 Stock Option Plan"). Such options are fully vested and are exercisable at the original issue price, as adjusted to reflect the 40:1 stock split effected in connection with the Initial Public Offering, of NLG 25 per share. Of such outstanding options, 8,000 are held by executive officers of the Company as a group. All options outstanding under the 1989 Stock Option Plan expire December 18, 1999.

          On October 20, 1995, the shareholders of the Company approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a new stock option plan which provides for the granting to managers and professionals of the Company of options to purchase up to a maximum of 5.5 million Common Shares (the "1995 Stock Option Plan"). The Company has granted a total of 2,495,500 options pursuant to the 1995 Stock Option Plan as follows:

          o The Company granted options to purchase 1,200,000 Common Shares with an exercise price per Common Share of $36.25, half of which vested and became exercisable on March 1, 1999 and half of which will vest and become exercisable on March 1, 2000. All such options will expire on March 1, 2004. As of June 10, 1999, 893,215 options were outstanding.

          o The Company granted options to purchase 645,500 Common Shares with an exercise price per Common Share of $85.375, which will vest and become exercisable on September 12, 2001 and will expire on September 12, 2005. As of June 10, 1999, 638,575 options were outstanding.

          o The Company granted options to purchase 650,000 Common Shares with an exercise price per Common Share of $72.1875, which will vest and become exercisable on July 28, 2002 and will expire on July 28, 2006. As of June 10, 1999, 648,265 options were outstanding.

As of June 10, 1999, of the total options outstanding under the 1995 Stock Option Plan, 626,050 options were held by executive officers as a group.

          In June 1996, the general meeting of shareholders approved the granting of options to members and professionals of the Supervisory Board to purchase approximately 72,000 Common Shares of the Company over a period of three years, beginning in 1996. The following options have been granted:

          o The Company granted to members and professionals of the Supervisory Board options to purchase 33,000 Common Shares with an exercise price per Common Share of $54.00, which expire on October 22, 2004. As of June 10, 1999, 23,000 options were outstanding.

          o The Company granted to members and professionals of the Supervisory Board options to purchase 15,000 Common Shares with an exercise price per Common Share of $85.375, which expire on September 12, 2005. As of June 10, 1999, 13,500 options were outstanding.

          o The Company granted to members and professionals of the Supervisory Board options to purchase 15,000 Common Shares with an exercise price per Common Share of $72.1875, which expire on July 28, 2006. As of June 10, 1999, 15,000 options were outstanding.

Employee Stock Plan

          In 1998, the Company implemented an Employee Stock Plan under which employees have subscribed for a total of 288,299 Common Shares at a 12% discount from the public offering price used in the Share Offering ($72.1875 per Common Share). These Shares were subject to a six-month holding period which expired on December 10, 1998.


             Item 13: Interest of Management in Certain Transactions

          One of the Company's key customers is Thomson Multimedia. Thomson Multimedia and Thomson-CSF were indirect shareholders of the Company until October 1997 and are both controlled by Thomson S.A. The Company sells a broad range of products to Thomson Multimedia, including dedicated products, microcontrollers and semicustom devices, for use in televisions, videocassette recorders and satellite receiver systems. The Company believes that all of the products that it sells to Thomson Multimedia are sold on commercial terms no less favorable to the Company than could be obtained with non-affiliated parties. The Company has also formed a Groupement d'Interet Economique ("GIE") with Thomson Multimedia to conduct joint research and development on advanced television products, including digital television products. The Company and Thomson Multimedia share equally the funding of the joint venture's designers, engineers and managers.

          The Company has formed a joint venture research and development center with CNET in the form of a GIE. CNET is a research laboratory that is wholly owned by France Telecom, one of the indirect shareholders of the Company. See "Item 1: Description of Business--Research and Development" and "Item 4: Control of Registrant." The research center is housed at the Company's Crolles, France manufacturing facility, and is developing submicron process technologies. The joint venture between the Company and CNET was created in 1990 before France Telecom became an indirect shareholder of the Company.

          The Company has signed an agreement providing for a research and development cooperation with GRESSI, the research and development GIE formed by CNET and LETI, a research laboratory that is a department of CEA- Industrie, the parent of one of the indirect shareholders of the Company. See "Item 4: Control of Registrant." The objectives of the cooperation is to develop basic know-how on innovative aspects of VLSI technology evolution which can be transferred to industrial applications, and to address the development of innovative process steps and process modules to be used in future generations of VLSI products. The cooperation agreement was based upon a multi-year plan through 1998, of which the Company bore half of the total cost. The cooperation with GRESSI was superseded, as of January 1, 1999, by a tripartite cooperation arrangement between the Company, CNET and LETI, within the framework of an extended GIE named Centre Commun de Microelectronique de Crolles. This cooperation is directed towards sub 0.18 micron technologies with a view to preparing the technology to begin production of 12-inch wafers and associated wafer fabrication processes. The tripartite cooperation is intended to last until the end of 2002 and the related contractual arrangements are in the process of being finalized.

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

       Sales to shareholders of the Company and their affiliates totalled $5.6 million in 1998.

                                     PART II

               Item 14: Description of Securities to be Registered

       Not applicable.


                                    PART III

                     Item 15: Default Upon Senior Securities

       None.


           Item 16: Changes in Securities and Changes in Security for Registered Securities and Use of Proceeds

       On May 31, 1999, the Company's shareholders approved a 2:1 stock split and simultaneous redenomination of the par value of each Common Share to Euro 3.12. The changes became effective June 16, 1999. Shareholders authorized the creation of 180,000,000 Preference Shares which would entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and designated the Supervisory Board as the corporate body authorized to issue the Preference Shares. See "Item 4: Control of Registrant -- Shareholder Agreements." After these changes in the Company's authorized share capital, its share capital was Euro 1,809,600,000, consisting of 400,000,000 Common Shares and 180,000,000 Preference Shares of Euro 3.12 nominal value each.

                                     PART IV

                          Item 17: Financial Statements

       Not applicable.

                          Item 18: Financial Statements

       See "Item 19: Financial Statements and Exhibits" for a list of financial statements filed pursuant to this Item 18.


                   Item 19: Financial Statements and Exhibits

       With the exception of the items incorporated by reference elsewhere in this annual report, the 1998 Annual Report is not deemed to be filed as part of this annual report.


(a)    Financial Statements

       The financial statements, together with the report thereon of PricewaterhouseCoopers NV dated January 25, 1999, appearing on pages 41-56 and 58 of the 1998 Annual Report are incorporated herein by reference.


                                                                               Reference Page
                                                                          ------------------------
                                                                                       1998 Annual
                                                                                        Report to
                                                                          Form 20-F    Shareholders
                                                                          ---------    ------------
    Financial Statements:
    Report of Independent Accountants for Years Ended
      December 31, 1998, 1997 and 1996.............................                         58
    Consolidated Statement of Income for the Years Ended
      December 31, 1998, 1997 and 1996.............................           --            41
    Consolidated Balance Sheet as of December 31, 1998 and 1997..             --            42
    Consolidated Statement of Cash Flows for the Years Ended
      December 31, 1998, 1997 and 1996.............................           --            43
    Consolidated Statement of Shareholders' Equity for the Years
      Ended December 31, 1998, 1997 and 1996.......................           --            44
    Notes to Consolidated Financial Statements...................                           45
    Financial Statement Schedules:
    For each of the three years in the period ended December 31, 1998
      Schedule II  Valuation and Qualifying Accounts...............           S-1           --
    All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.
    Report of Independent Accountants on Financial Statement Schedule         S-2           --


(b) Exhibits


    3.(i) Articles of Association, as amended as of June 16, 1999, of the Company

    10 Option Agreement, signed May 31, 1999 between the Company and STMicroelectronics Holding II B.V.

    21 Subsidiaries of the Company (see Note 3 to the Consolidated Financial Statements)

    23    Consent of PricewaterhouseCoopers NV

          Pages 27 to 56 and 58 of the 1998 Annual Report, submitted as a Report on Form 6-K by STMicroelectronics N.V. on June 30, 1999.

                                  CERTAIN TERMS


ASD.......................application-specific discrete technology
ASIC......................application-specific IC
ASSP......................application-specific standard product
ATM.......................asynchronous transfer mode
BCD.......................bipolar, CMOS and DMOS process technology
BiCMOS....................bipolar and CMOS process technology
CAD.......................computer aided design
CIM.......................computer integrated manufacturing
CMOS......................complementary metal oxide silicon
DMOS......................diffused metal oxide silicon
DRAMS.....................dynamic random access memory
DSP.......................digital signal processor
EEPROM....................electrically erasable programmable read-only memory
EPROM.....................erasable programmable read-only memory
GPS.......................global positioning system
HCMOS.....................high-speed complementary metal-oxide-silicon
IC........................integrated circuit
IGBT......................insulated gate bipolar transistors
ISDN......................integrated services digital network
Kbit......................kilobit
Mbit......................megabit
MCUs......................microcontrollers units
MIPS......................million instructions per second
MOS.......................metal oxide silicon process technology
MOSFET....................metal oxide silicon field effect transistor
MPEG......................motion picture experts group
NVRAM.....................nonvolatile SRAM
OEM.......................original equipment manufacturer
OTP.......................one-time programmable
PROM......................programmable read-only memory
RAM.......................random access memory
RF........................radio frequency
RISC......................reduced instruction set computing
ROM.......................read-only memory
SAM.......................serviceable available market
SLIC......................subscriber line interface card
SPC.......................statistical process control
SRAM......................static random access memory
STB.......................set-top box
TAM.......................total available market
VLSI......................very large scale integration

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               STMICROELECTRONICS N.V.

Date: June 30, 1999


                               By:  /S/   PASQUALE PISTORIO
                                    ---------------------------------
                                    Name: Pasquale Pistorio
                                    Title: President and Chief Executive Officer

                                                STMICROELECTRONICS N.V.
                                           VALUATION AND QUALIFYING ACCOUNTS
                                        (Currency - Thousands of U.S. dollars)


Valuation and qualifying accounts deducted      Balance as                      Charged to                       Balance at
from the related asset accounts                 beginning     Translation        costs and                         end of
                                                of period      adjustment        expenses        Deductions        period
                                                ----------    -----------       ----------      ------------     ----------
1998
Inventories..................................   68,182              -             53,955         (68,182)         53,955
Accounts Receivable .........................   15,228              89            (3,741)         (1,082)         10,494
1997
Inventories..................................   45,176              -             68,182         (45,176)         68,182
Accounts Receivable..........................   18,152          (1,902)                7          (1,029)         15,228
1996
Inventories..................................   36,500              -             45,176         (36,500)         45,176
Accounts Receivable..........................   17,881            (514)            1,114            (329)         18,152


                      Report of Independent Accountants on
                          Financial Statement Schedule


          To the Supervisory Board of STMicroelectronics NV

          Our audits of the consolidated financial statements referred to in our report dated January 25, 1999 appearing on page 58 of the 1998 Annual Report to Shareholders of STMicroelectronics NV (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 20-F) also included an audit of the financial statement schedule listed in Item 19 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

          PricewaterhouseCoopers NV


          Amsterdam, The Netherlands
          January 25, 1999

                                INDEX TO EXHIBITS


          Name                                                          Page
       ----------                                                      ------
3.(i) Articles of Association, as amended as of June 16, 1999, of the Company

10     Option Agreement, signed May 31, 1999 between the Company and
       STMicroelectronics Holding II B.V............................

23     Consent of PricewaterhouseCoopers NV.........................