Form 20-F
period 1999-12-31
STMICROELECTRONICS NV
filed 2000-06-27
CIK 932787

As filed with the Securities and Exchange Commission on June 27, 2000

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

                  For the fiscal year ended: December 31, 1999
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
                        For the transition period from      to

                         Commission file number: 1-13546

                                 ---------------
                             STMicroelectronics N.V.
             (Exact name of Registrant as specified in its charter)

         Not Applicable                                The Netherlands
  (Translation of Registrant's                 (Jurisdiction of incorporation
       name into English)                             or organization)

                                Route de Pre-Bois
                                 ICC Bloc A1215
                                    Geneva 15
                                   Switzerland

                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                                           Name of each exchange on
       Title of each class:                                                    which registered:
---------------------------------------------------------                  ------------------------
Common Shares, nominal value EUR 3.12 per share*                           New York Stock Exchange
Liquid Yield OptionTM Notes due June 10, 2008                              New York Stock Exchange
Liquid Yield OptionTM Notes due September 22, 2009                         New York Stock Exchange

     * (not adjusted to reflect the 3:1 split effected on May 5, 2000)

     Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

                                 ---------------

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

                                 ---------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                           289,808,140 Common Shares*

     * (not adjusted to reflect the 3:1 split effected on May 5, 2000)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]   No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17 [ ]   Item 18 [X]

================================================================================

                                TABLE OF CONTENTS


                                     PART I

                                                                       Page No.
Cautionary Statement Regarding Forward-Looking Statements..............    3
Presentation of Financial Information..................................    3
Item 1.  Description of Business.......................................    4
Item 2.  Description of Property.......................................    26
Item 3.  Legal Proceedings.............................................    29
Item 4.  Control of Registrant.........................................    29
Item 5.  Nature of Trading Market......................................    33
Item 6.  Exchange Controls and Other Limitations Affecting
          Security Holders.............................................    37
Item 7.  Taxation......................................................    37
Item 8.  Selected Consolidated Financial Data..........................    41
Item 9.  Management's Discussion and Analysis of Financial
          Condition and Results of Operations..........................    41
Item 9A. Quantitative and Qualitative Disclosures About
          Market Risk..................................................    41
Item 10. Directors and Officers of Registrant..........................    45
Item 11. Compensation of Directors and Officers........................    52
Item 12. Options to Purchase Securities from Registrant or
          Subsidiaries.................................................    52
Item 13. Interest of Management in Certain Transactions................    53

                             PART II

Item 14. Description of Securities to be Registered *..................    54

                            PART III

Item 15. Defaults Upon Senior Securities *.............................    54
Item 16. Changes in Securities and Changes in Security for
          Registered Securities *......................................    54

                             PART IV

Item 17. Financial Statements *........................................    54
Item 18. Financial Statements..........................................    54
Item 19. Financial Statements and Exhibits.............................    55

Certain Terms .........................................................    56


*Omitted because item is not applicable.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this annual report that are not historical facts, including without limitation, certain statements made in the sections hereof entitled "Item 1: Description of Business" and "Item 9:
Management's Discussion and Analysis of Financial Condition and Results of Operations," are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors, (i) inability to meet customer demand,
(ii) capital requirements, (iii) new product developments and technological change, (iv) manufacturing risks, (v) inability to achieve timely ramp-up of production, (vi) the loss of key personnel and the inability to recruit additional personnel, (vii) the highly cyclical nature of the semiconductor industry, (viii) competition, (ix) inability of the foundry suppliers to meet order requirements, (x) variations in industry capacity, (xi) variability of operating results, (xii) economic downturn in any of our major markets, (xiii) possible acquisitions, (xiv) control of the Company and potential conflicts of interest, (xv) loss of key customers and strategic relationships, (xvi) intellectual property issues, (xvii) international operations and the related regulatory environment, including changes in laws related to investment and taxation, (xviii) currency fluctuations, (xix) dependence on certain sources of supply and (xx) environmental regulations. See also "Risk Factors" included in the Company's Prospectuses dated September 16, 1999.


                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     References in this annual report to published industry data are references to data published by Dataquest, Inc. ("Dataquest") and references to trade association data are references to World Semiconductor Trade Statistics ("WSTS"). Except as otherwise disclosed herein, all references to the Company's market positions in this annual report are based on 1999 revenues according to published industry data. Certain terms used in this annual report are defined in "Certain Terms."

     In this annual report, references to the "EU" are to the European Union, references to the "EUR" and the "euro" are to the euro currency of the EU, references to the "United States" are to the United States of America and references to "$" or to "U.S. dollars" are to United States dollars.

                                     PART I

                         Item 1: Description of Business

The Company

         STMicroelectronics N.V. (the "Company") is a global independent limited liability semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. The Company believes it was eighth among worldwide suppliers of semiconductor devices in 1999, based on various independent market research institutes and published company reports. On this basis, STMicroelectronics was the world's leading supplier of differentiated analog and mixed-signal ICs (ASICs and ASSPs), digital decoder ICs (MPEG), disk drive ICs, special automotive ICs, EPROM memories and protection devices, and the second leading supplier of total analog and mixed-signal ICs, ADSL Kits, EEPROM memories, thyristors and triacs, and smartcard MCUs. The Company currently offers more than 3,000 main types of products to approximately 800 direct customers. Major customers include Alcatel, Bosch, DaimlerChrysler, Ericsson, Gemplus, Hewlett-Packard, IBM, Marelli, Matsushita, Maxtor, Motorola, Nokia, Nortel Networks, Philips, Pioneer, Samsung, Schlumberger, Scientific Atlanta, Seagate, Siemens, Sony, Thomson Multimedia and Western Digital. The Company also sells its products through distributors.

         The Company offers a diversified product portfolio and develops products for a wide range of market applications to reduce its dependence on any single product, industry or application market. Within its diversified portfolio, the Company has focused on developing products that exploit its technological strengths in creating customized, system-level solutions with substantial analog and mixed-signal content. Products include differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers) and analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs. As a leading provider of differentiated ICs, the Company has developed close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Differentiated ICs, which are less vulnerable to competitive pressures than standard commodity products, accounted for approximately 63% of the Company's net revenues in 1999 compared to approximately 62% in 1998. The Company also targets applications that require substantial analog and mixed-signal content and can exploit the Company's system level expertise. Analog ICs accounted for approximately 51% of the Company's 1999 net revenues compared to approximately 50% in 1998, while discrete devices accounted for approximately 12% of the Company's net revenues in 1999 compared to approximately 13% in 1998. In general, differentiated ICs, in particular analog ICs, experience less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

         STMicroelectronics' products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. STMicroelectronics uses all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and DMOS) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of the Company's strategy for many years, enables the Company to meet the increasing demand for "system-on-a-chip" solutions. To complement this depth and diversity of process and design technology, the Company also possesses a broad intellectual property portfolio that it uses to enter into cross-licensing agreements with many major semiconductor manufacturers.

         In 1999, several prestigious awards were accorded to the Company's regional subsidiaries, underscoring its long-standing commitment to business excellence: the prestigious Malcolm Baldrige National Quality Award in the U.S., the Singapore Quality Award, the Moroccan National Quality Award, and the EPA Climate Protection Award (US). These, together with the Company's previous honors - the Malaysian Prime Minister Quality Award, the Malta Quality Award and the European Quality Award for Business Excellence in the category of large businesses awarded in 1997 by the European Foundation for Quality Management - illustrate the success of the Company's unified Total Quality and Environmental Management philosophy on four continents. Total Quality and Environmental Management or "TQEM" defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development and production for all product lines. See "Strategy" below and "Item 2: Description of Property--Manufacturing."

         The Company introduced in 1999 several new products and plans to further develop and produce superintegrated, system-level silicon solutions for a set of targeted applications such as computer peripherals (including hard disk drives, optical storage devices, inkjet printers, monitors, LCD displays and webcams), digital consumer devices (including set-top boxes, DVDs, digital television, digital cameras and MP3 digital music players), wireless telecommunications products (including digital cellular handsets), digital networks (including xDSL, ATM, voice over Internet protocol ("VoIP") and optical network ICs) as well as automotive electronics (including injection control, safety, car radio and car multimedia) and smartcards (including telecommunications, banking, pay TV and personal identification).

         In addition to the many dedicated and semicustom ICs developed using power analog, digital and mixed-signal technologies, the Company has focused its research and manufacturing efforts on developing an advanced range of the key technological building blocks required by targeted applications. These building blocks include (i) MPEG2 decoder ICs, (ii) a family of 16 bit (ST10, super 10), 32 bit (ST20) and 64 bit (ST50) microcontrollers, (iii) a family of general purpose DSP cores for embedded applications based on the current D950 solution and the ST100 (currently being sampled to customers) as well as several dedicated DSP cores (MMDSP, SAFIRE, EMIRALDA) for specific applications, and
(iv) embedded volatile (DRAM and SRAM) and nonvolatile (EPROM, EEPROM and Flash) memories.

         Applying its broad range of technologies and its expertise in diverse application domains, the Company is currently embedding dedicated, semicustom circuits and these advanced building blocks on the same chip. Superintegrated products developed to date include the STi55XX Omega platform (a platform for digital consumer applications such as set-top boxes and DVDs), which has achieved significant design wins and production volumes in 1999.

         At the beginning of 1999, the Company implemented organizational changes to better orient its product groups to end use applications. As a result, the former Dedicated Products Group ("DPG") has become the Telecommunications, Peripherals and Automotive Groups ("TPA"), while the former Programmable Products Group has become the Consumer and Microcontroller Groups ("CMG"). Consequently, the Company's products are now organized into the following principal groups:

         o        Telecommunications, Peripherals and Automotive

         o        Consumer and Microcontroller

         o        Memory Products

         o        Discrete and Standard ICs

         As part of its activities outside the above principal product groups, the Company also has a New Ventures Group, which identifies and develops new business opportunities to complement the Company's existing businesses, and a Subsystems Product Group, which produces subsystems for industrial and other applications.

         The Company has five 8-inch wafer production facilities of which two at Crolles, France and Catania, Italy are operating at full capacity and currently being expanded, one in Phoenix, Arizona, is almost saturated, and two in Rousset, France and Agrate, Italy, are currently in start up mode with volume production expected at the end of the second quarter of 2000. Construction of a new 8-inch submicron facility is underway in Singapore. An additional 8-inch submicron fabrication plant in Catania, Italy is planned to become operational by the year 2002.

         In 1999, to face the sudden increase in demand, the Company bought a new facility in Singapore preparing for production of 6-inch wafer by the end of 2000, performed expansion of its production of 6-inch wafers in Carrollton, Texas and Rancho Bernardo, California, and completed three conversions from 5 to 6-inch in Rennes and Tours, France, and Catania, Italy.

         In line with its expansion of front-end facilities, the Company is also expanding all its back-end plants at its existing facilities in Morocco, Malta, Malaysia, Singapore, and China and started in early 2000 to equip a newly acquired back-end plant in Tuas, Singapore.

         The Company has historically subcontracted part of its back-end operations (in the range of 15% of total volumes) to external suppliers. In 1999, to cope with a sudden surge in demand, the Company has decided to significantly increase the qualification of external foundries for front-end manufacturing, with the aim of having the possibility to satisfy in the range of 15% of its total wafer demand through sub-contracts.

         The Company has also announced its decision to build an advanced 12-inch wafer pilot-line fab in Crolles, France which will be funded and operated jointly with Philips Semiconductors. This new agreement expands the existing technological cooperation agreement that has been in place with Philips Semiconductors since 1992. The pilot line will initially be designed to produce up to 1000 wafer per week, with potential to ramp up to 2000 wafers per week as needed. Site preparation has commenced, with the first 12-inch wafers expected to be processed around two years time. Furthermore, the Company will continue its very productive cooperation program with France Telecom R&D (formerly CNET) and with Leti (research lab of the French Commissariat a l'Energie Atomique -
CEA) as part of its contribution to the new joint pilot line in Crolles.

         STMicroelectronics is international in scope. The Company operates front-end and/or back-end manufacturing facilities in Europe, the United States, the Mediterranean and Asia Pacific regions, and conducts research and development primarily in France and Italy and design, marketing and sales activities in each of the electronics industry's major economic regions: Europe, the United States, the Asia Pacific region and Japan. In 1999, approximately 36.3% of the Company's net revenues originated in Europe (compared to 41.6% in 1998), approximately 22.9% in North America (compared to 22.1% in 1998), approximately 32.8% in the Asia Pacific region (compared to 29.4% in 1998), approximately 4.7% in Japan (compared to 4.3% in 1998) and approximately 3.3% in Region Five (including emerging markets such as South America, Africa, Eastern Europe, India and the Middle East) (compared to 2.6% in 1998). See "--Sales, Marketing and Distribution". In 1999, approximately 38% of the 6-inch equivalent wafers manufactured by the Company were manufactured outside Europe and approximately 45% of the Company's employees were located outside Europe.

         STMicroelectronics believes that strategic alliances are critical to success in the semiconductor industry, and has entered into strategic alliances with customers, other semiconductor manufacturers and major suppliers of design software. The Company has entered into several strategic customer alliances, including alliances with Alcatel, Bosch, Hewlett-Packard, Marelli, Nortel Networks, Pioneer, Seagate, Thomson Multimedia and Western Digital, among others. Customer alliances provide the Company with valuable systems and application know-how and access to markets for key products, while allowing the Company's customers to share some of the risks of product development with the Company and gain access to the Company's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers, such as the cooperation with Philips Semiconductors in Crolles, France, for the development of advanced CMOS logic manufacturing processes, as well as the building and operations of a 12-inch wafer pilot line fab in Crolles, France, the agreement with Mitsubishi for CMOS flash memory processes using 0.20 through 0.18 micron lithography and the agreement with Hitachi on SuperH microprocessors, permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. The Company has established joint development programs with leading suppliers such as Air Liquide, Applied Materials, ASM Lithography, Canon, Hewlett-Packard, KLA-Tencor, LAM Research, MEMC, Schlumberger, Teradyne and Wacker and with CAD tool producers including Cadence and Synopsys. It is a participant in Sematech I 300I for the development of 300 millimeter wafer manufacturing processes. STMicroelectronics is active in joint European research efforts such as the MEDEA program, and also cooperates with major research institutions and universities.

         In 1999, STMicroelectronics started development of 0.15 micron drawn (0.13 micron effective gate length) CMOS process technology, at Crolles, France. At the same time, STMicroelectronics has recently started production of its 0.15 micron effective gate length (0.18 micron drawn) CMOS technology, known as HCMOS-8. This process is aimed at producing "system-on-chip" products incorporating up to tens of millions of transistors combined with embedded memory for telecom, digital consumer and computer applications.

Industry Background

         Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems), to applications such as telecommunications systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of the total available market (the "TAM"), which includes all semiconductor products, as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor pervasiveness has increased from approximately 9% in 1991 to approximately 18% in 1999. The demand for electronic systems has also expanded geographically with the emergence of new markets, particularly in the Asia Pacific region.

         Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data the TAM increased from $17.8 billion in 1983 to $149.4 billion in 1999 (growing at a compound annual rate of approximately 14%). At the same time the serviceable available market (the "SAM"), which prior to 1995 consisted of the TAM without DRAMS, microprocessors and opto-electronic products and commencing in 1995 and for all subsequent periods presented, includes microprocessors, increased from approximately $15.0 billion in 1983 to $122.9 billion in 1999 (growing at a compound annual rate of approximately 14%). In 1999, the TAM increased by 18.9%. Based on preliminary trade association data for the first quarter of 2000, the TAM increased in the first quarter of 2000 by 33.8% compared to the first quarter of 1999. The SAM increased 14.9% in 1999 compared to 1998; however, based on preliminary trade association data for the first quarter of 2000, the SAM increased by 33.2% compared to the first quarter of 1999. In 1999, approximately 31.8% of all semiconductors were shipped to the Americas, 21.9% to Japan, 21.3% to Europe, and 25% to the Asia Pacific region.

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

         The primary volatile memory devices are DRAMs, which accounted for 13.8% of semiconductor memory sales in 1999, and SRAMs (static RAMs). DRAMs are volatile memories that lose their data content when power supplies are switched off, whereas SRAMs are volatile memories that allow the storage of data in the memory array but without the need for clock or refresh logic circuitry. SRAMs are roughly four times as complex as DRAMs (four transistors per bit of memory compared to one transistor) and are significantly more expensive than DRAMs per unit of storage. DRAMs are used in a computer's main memory to temporarily store data retrieved from low cost external mass memory devices such as hard disk drives. SRAMs are principally used as caches and buffers between a computer's microprocessor and its DRAM-based main memory.

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

         Flash memories are typically less expensive per bit of stored information than EEPROMs, and can also be erased and rewritten. The entire content of a flash memory or large blocks of data (not individual bytes) can be erased with a "flash" of current. Because flash memories can be erased and reprogrammed electrically and in-system, they are more flexible than EPROMs and, therefore, progressively replace EPROMs in many of their current applications. Flash memories are typically used in high volume in digital mobile phones and digital consumer applications (set-top boxes, DVDs, digital cameras, MP3 digital music players) and are also suitable for solid state mass storage of data and emerging high volume application.

         Logic devices process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes microprocessors, microcontrollers and digital signal processors. Microprocessors are the central processing units of computer systems. Microcontrollers are complete computer systems contained on single integrated circuits that are programmed to specific customer requirements. They contain microprocessor cores as well as logic circuitry and memory capacity. Microcontrollers control the operation of electronic and electromechanical systems by processing input data from electronic sensors and generating electronic control signals, and are used in a wide variety of consumer products (including alarm systems, household appliance controls and video products), automotive systems (including engine control and dashboard instrumentation), computer peripheral equipment (including disk drives, facsimile machines, printers and optical scanners), industrial applications (including motor drives and process controllers), and telecommunications systems (including telephones, answering machines and digital cellular phones). Digital signal processors ("DSPs") are parallel processors used for high complexity, high speed real-time computations in a wide variety of applications, including answering machines, modems, digital cellular telephone systems, audio processors and data compression systems. Standard devices are intended to be utilized by a large group of systems designers for a broad range of applications. Consequently, standard devices usually contain more functions than are actually required and, therefore, may not be cost-effective for certain specific applications. In addition to standard logic devices, a broad range of full-custom, semicustom and ASSP logic devices is developed for a wide variety of applications. These devices are typically designed to meet particular customer requirements. Compared to memory markets, logic device markets are much more differentiated and dependent upon intellectual property and advanced product design skills.

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

The Semiconductor Market

         The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

                              Worldwide Semiconductor Sales(1)                  Compound Annual Growth Rates(2)
                             1983      1993       1997       1998      1999       83-93      93-97     97-98   98-99
                             ----      ----       ----       ----      ----       -----      -----     -----   -----
                                           (in billions of $)                        (expressed as percentages)
                                           ------------------                        --------------------------
Integrated Circuits..         $13.3     $66.0      $119.5    $109.1     $130.3        17.4%     16.0%   (8.8)%   19.3%
Analog (linear and
   Mixed-signal).....           2.8      10.7        19.7      19.1       22.1        14.3      16.5    (3.4)    15.7
Digital Logic........           6.7      34.1        70.4      67.0       75.9        17.7      19.9    (4.9)    13.3
   Memory:
     DRAM............           1.7      13.1        19.7      14.0       20.7        22.7      10.7   (29.2)    47.8
     Others..........           2.0       8.1         9.6       9.0       11.6        15.0       4.4    (5.8)    28.9
                              -----     -----      ------    ------     ------       -----     -----   ------   ------
   Total Memory......           3.7      21.2        29.3      23.0       32.3        19.1       8.4   (21.6)    40.3
Total digital........          10.4      55.3        99.6      90.0      108.2        18.2      15.8    (9.8)    20.0
Discrete.............           3.7       8.6        13.1      11.9       13.4         8.8      11.1      2.5    12.6
Opto-electronics.....           0.7       2.6         4.5       4.6        5.7        14.0      14.7      2.5    23.9
                              -----     -----      ------    ------     ------       -----     -----   ------    -----
     TAM.............         $17.8     $77.3      $137.2    $125.6     $149.4        15.8%     15.4%   (8.4)%   18.9%
                              =====     =====      ======    ======     ======       =====     ======  ======    =====

Europe...............           3.3      14.6        29.1      29.4       31.9        16.0      18.8      1.1     8.5
Americas.............           7.8      24.7        45.9      41.4       47.5        12.2      16.8    (9.6)    14.7
Asia Pacific.........           1.2      14.2        30.1      28.9       37.2        28.0      20.7    (4.4)    28.7
Japan................           5.5      23.8        32.1      25.9       32.8        15.8       7.8   (19.2)    26.6
                              -----     -----      ------    ------     ------       -----     -----   ------    -----
     TAM.............         $17.8     $77.3      $137.2    $125.6     $149.4        15.8%     15.4%   (8.4)%   18.9%
                              =====     =====      ======    ======     ======       =====     ======  ======    =====

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

         With the continuing development of new semiconductor applications and increasing demands of system designers for more integrated systems-oriented products, semiconductor manufacturers must continually improve their core technology and manufacturing competencies. In addition, the increasing diversity and complexity of semiconductor products, the demands of technological change, and the costs associated with keeping pace with industry developments have contributed to the growth of cooperation in product design and development and manufacturing alliances with customers as well as among semiconductor suppliers. Alliances with customers provide the manufacturer with valuable system and application know-how and access to markets for key products, while allowing the manufacturer's customers to share some of the risks and benefits of product development. Customers also gain access to the manufacturer's process technologies and manufacturing infrastructure. Alliances with other semiconductor manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development.

         The Company believes that as part of the new "e-society", major new growth segments in the semiconductor market are developing, in particular for digital multimedia, networking and wireless communications applications. New applications have emerged, such as set-top boxes, digital television, digital video discs, digital mobile computing and communications, smartcards, automotive multimedia, digital still imaging and mass storage, that are requiring new and rapidly evolving semiconductor technologies. The Company believes many of these new products will require a high level of semiconductor integration, combining various technologies such as bipolar, CMOS, DMOS and memory, on a single chip.

         To compete as a leading player for system-on-chip applications, management believes that it is necessary to combine (i) a broad and diverse customer base; (ii) system knowhow; (iii) strategic alliances; (iv) broad range of product technologies; (v) world-class volume manufacturing; (vi) software expertise; (vii) design methodology; (viii) broad IP portfolio; and (ix) powerful engines DSP and microcontroller cores and that the Company possesses all the aforementioned ingredients. The Company also believes that its independence from any single system group manufacturer is an advantage for STMicroelectronics in working closely with customers in different market segments.

Strategy

         The key elements of the Company's strategy are set forth below.

         Broad Product Portfolio. The Company offers a diversified product portfolio and develops products for a wide range of market applications to reduce its dependence on any single product, industry or application market. Within its diversified portfolio, the Company has focused on developing products that exploit its technological strengths in creating customized, system-level solutions with substantial analog and mixed-signal content. Products include differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers) and analog ICs (including mixed-signal
ICs), the majority of which are also differentiated ICs. As a leading provider of differentiated ICs, the Company has developed close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Differentiated ICs, which are less vulnerable to competitive pressures than standard commodity products, accounted for approximately 63% of the Company's net revenues in 1999 compared to approximately 62% in 1998. The Company also targets applications that require substantial analog and mixed-signal content and can exploit the Company's system level expertise. Analog ICs accounted for approximately 51% of the Company's 1999 net revenues compared to approximately 50% in 1998, while discrete devices accounted for approximately 12% of the Company's net revenues in 1999 compared to approximately 13% in 1998. In general, differentiated ICs, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

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

         Total standard products (including all nonvolatile memories, discrete devices, and all standard logical and linear ICs) represented approximately 37% of the Company's sales in 1999 and, in management's view, increased sales of these products represent an opportunity to improve cash flow because the manufacture of standard products requires moderate capital investment.

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

         Leading Global Customer Base with Focus on Strategic Alliances. The Company works with its key customers to identify evolving needs and new applications and to develop innovative products and product features. The Company also seeks to use its access to key customers as a supplier of application-specific products to establish itself as a supplier across a broad range of products. Alliances with customers allow the Company and its customers to share some of the risks of product development and the customers to gain access to the Company's process technologies and manufacturing infrastructure. The Company has targeted alliances with customers in each of its key application markets of telecommunications, automotive, consumer and computer. It has established alliances with, among others, Alcatel, Bosch, Hewlett-Packard, Marelli, Nortel Networks, Pioneer, Seagate, Thomson Multimedia and Western Digital. In establishing these alliances, the Company has also aimed to cover its key geographical markets.

         Integrated Presence in Key Regional Markets. The Company has consistently sought to develop a competitive advantage by building an integrated presence in each of the world's three major economic zones: Europe, Asia and North America. An integrated presence means having manufacturing, design, sales and marketing capabilities in each region, in order to ensure that the Company is well positioned to anticipate and meet its customers' business requirements in local markets. Therefore, the Company has established front-end manufacturing facilities in the United States (in Phoenix, Carrollton and Rancho Bernardo), in Europe (Agrate, Castelletto, Catania, Crolles, Rennes, Rousset and Tours) and in Asia (Singapore); the more labor-intensive back-end facilities have been located in Malaysia, Malta, Morocco, Singapore and China, enabling the Company to take advantage of favorable production costs (particularly labor costs). With major design centers and local sales and marketing groups within close proximity of key customers in each region, the Company believes it can maintain strong relationships with its customers. STMicroelectronics intends to continue to build its integrated local presence in each region where it competes in its efforts to better serve its customers and to develop an early presence in potential high growth markets such as China, where the Company has both a back-end facility and a design center, and India, where the Company has a design center.

         Balanced Sales by Application and Region in High Growth Market Segments. The Company has developed a strong product portfolio across major application markets including computer peripherals, wireless communications, digital consumer electronics, smartcards, automotive and power management. While the Company is consolidating its position in its established high volume businesses, including switching, engine management, car safety, traditional analog TV, VCR, computer peripherals, power and industrial and consumer appliances, it has also been investing research and development and design resources to develop the next generation of high growth applications, such as smartcards, portable computing, digital consumer (DVD, new generations of set-top boxes, digital TV, digital cameras and MP3 digital music players), wireless communications (digital cellular phones), data transport (fiber optic ICs and voice over IP), Internet (xDSL), new automotive products (car multimedia) and new generations of mass storage devices. The Company also maintains a geographically diverse customer base across a broad range of market applications.

         Pervasive TQEM Culture. STMicroelectronics is fostering a corporate-wide TQEM culture that defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development, production and consignment for all product lines. TQEM in STMicroelectronics is based on five key principles: management commitment, employee empowerment, continuous improvement, management by fact and customer focus. TQM has become an integral part of the STMicroelectronics' culture and it is designed to develop a self-directed work force with a common set of values, objectives and problem-solving processes. Since 1987, the Company has continually improved average AIQ (electrical) status levels. Most of the Company's manufacturing facilities have been certified to conform to ISO international quality standards and Eco Management and Audit Scheme ("EAMS"). Several major customers, including Hewlett-Packard, Nokia, Sharp, DaimlerChrysler and Sanyo have recognized STMicroelectronics' commitment to quality and have honored the Company with quality awards in the recent past. In 1999, several prestigious awards were accorded to the Company's regional subsidiaries, underscoring its long-standing commitment to business excellence: the prestigious Malcolm Baldrige National Quality Award in the U.S., the Singapore Quality Award, the Moroccan National Quality Award, and the EPA Climate Protection Award (US). These, together with the Company's previous honors

- the Malaysian Prime Minister Quality Award, the Malta Quality Award and the European Quality Award for Business Excellence in the category of large businesses awarded in 1997 by the European Foundation for Quality Management - illustrate the success of the Company's unified Total Quality and Environmental Management philosophy on four continents.

         Pioneer in System-on-chip. Since its inception, the Company has leveraged its know-how of a broad range of industries to integrate different system functions on a single chip, pionneering the trend towards system evolutions on silicon and superintegration. A modular approach is being utilized to develop options to the main manufacturing processes and blocks of intellectual property; strategic partnerships are the main lever for acquisitions of the system know-how to be embedded on the chip. The Company currently supplies highly integrated products in all its main applications, and particularly in high volume domains such as hard disk drives (disk controllers), set-top boxes and Digital video drives.

         To date, the Company's growth has been attributable primarily to internal growth. However, in 1999, the Company completed the acquisition from Adaptec of Peripheral Technology Solutions Group which is specialized in the design of products for the hard disk drive market, as well as the purchase of Vision Group, a leading designer and supplier of CMOS sensors. In 1999, the Company also acquired Arithmos, a company which designs controller ICs for flat panel displays and LCD monitors. In June 2000, the Company also acquired from Nortel Networks its semiconductor business and in particular its manufacturing activity in Ottawa. Furthermore, the Company may, from time to time, consider making selected acquisitions that the Company believes would complement or expand its existing business. Announcements concerning potential acquisitions could be made at any time. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including: (i) the diversion of management's attention; (ii) the assimilation of the operations and personnel of the acquired companies; (iii) the assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;
(iv) the risk that the financial and accounting systems utilized by the business acquired will not meet the Company's standards; (v) the risk that the businesses acquired will not maintain the quality of products and services that the Company has historically provided; (vi) the inability to attract and retain qualified management for the acquired business; and (vii) the inability of the Company to retain customers of the acquired entity. There can be no assurance that (a) the Company will be able to consummate future acquisitions on satisfactory terms, if at all, (b) adequate financing will be available for future acquisitions on terms acceptable to the Company, if at all, or (c) any operations acquired will be successfully integrated or that such operations will ultimately have a positive impact on the Company. See "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

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

         The following table sets forth certain of the Company's significant customers and certain applications for its products:


------------------------------------------------------------------------------------------------------
Telecommunications
Customers:         Alcatel              Italtel              Nokia            Sagem
                   Bosch                Lucent Technologies  Nortel Networks  Samsung
                   Ericsson             Motorola             Philips          Siemens
Applications:      Central office switching systems          Telephone terminals (corded and cordless)
                   Digital cellular telephones               Internet access (xDSL)
                   Wireless networking (Bluetooth)           Data transport (routing, switching
                                                             for electronic and optical networks)
------------------------------------------------------------------------------------------------------
Computer Systems
Customers:         ACER                 Creative Technology  Maxtor             Seagate
                   Bull                 Hewlett-Packard      Olivetti           3D Labs
                   Compaq               IBM                  Quantum            Western Digital
                                        Logitech             Samsung
Applications:      Data storage                              Webcams
                   Monitors and displays                     Printers
                   Graphics                                  Imaging
                                                             Power management
------------------------------------------------------------------------------------------------------
Automotive
Customers:         Bosch                 Denso               Motorola         Valeo
                   DaimlerChrysler       Kenwood             Pioneer          VDO
                   Delphi                Marelli             Siemens          Visteon

Applications:      Airbags                                   Engine management systems (ignition and
                                                             injection)
                   Antiskid braking systems                  Multiplex wiring kits
                   Car radio                                 Global positioning systems
                   Body and chassis electronics              Car multimedia
------------------------------------------------------------------------------------------------------
Consumer Products
Customers:         Bose Corporation     Lucky Goldstar       Pace             Scientific Atlanta
                   Grundig              Matsushita           Philips          Sony
                   Huges                Nokia                Pioneer          Thomson Multimedia
                   Kenwood                                   Samsung
Applications:      Audio processing (CD, DVD, Hi-Fi)         DVDs
                   Digital cameras                           Set-top boxes
                   Digital music players                     Analog TVs
                   Digitial TVs                              VCRs
------------------------------------------------------------------------------------------------------
Industrial and Other Applications
Customers:         Astec                Gemplus              Oberthur         Schneider
                   Autostrade           Giescke & Devrient   Orga             SCI
                   Bull                 Liton                Philips          Siemens
                   Delta                Nagra                Schlumberger     Toshiba
Applications:      Battery chargers                          Motor controllers
                   Smartcards ICs                            Power supplies
                   Industrial automation and control systems Switch mode power supplies
                   Intelligent power
                   switches
                   Lighting systems (lamp ballasts)
------------------------------------------------------------------------------------------------------

         In 1999, the Company's largest customer, Nokia, represented approximately 11% of the Company's net revenues. No other single customer accounted for more than 10% of the Company's net revenues. Sales to the Company's top ten customers accounted for approximately 45% of the Company's net sales in 1999 (43% in 1998). The Company has several large customers, certain of whom have entered into strategic alliances with the Company. Many of the Company's key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, as in 1998, approximately 18% of the Company's net revenues in 1999 were made through distributors. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with the Company in the future at the same levels as in prior periods. The loss of one or more of the Company's customers or distributors, reduced bookings or product returns by its key customers or distributors, could adversely affect the Company's operating results. In addition, in a declining market the Company has been in the past and may in the future be driven to lower prices in response to competitive pressures and may expect a higher number of order cancellations, particularly by distributors and for commodity products.

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

         In 1999, the Company had four principal products groups, Telecommunications Peripherals and Automative, Consumer and Microcontroller, Memory Products and Discrete and Standard ICs. Certain information with respect to revenues for these product groups for 1999 is shown in the table below. For a breakdown of the Company's net revenues by Group and geography for the last three years, see "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations." Revenues for future periods will be calculated according to the new groups described below.

                                                                           1999 Group Revenues by Region
                                                             -----------------------------------------------------------
                                                                         (percentage of Group net revenues)
                                                   Total
                                                (% of total
                                     Total          net                   North      Asia          Region
                                 (in millions)   revenues)      Europe    America  Pacific(1)       Five       Japan
                                 -------------  ----------      ------    -------  -----------     ------      -----

Telecommunications, Peripherals
    and Automotive...............  $ 2,305.5       45.6%        31.0%      23.3%      38.7%         2.6%        4.4%
Consumer and Microcontroller
Products.........................      881.7       17.4         32.4       29.6       29.7          5.0         3.3
Memory Products..................      835.9       16.5         46.6       18.8       20.9          2.5        11.2
Discrete and Standard ICs........      927.9       18.4         38.5       20.7       34.6          4.6         1.6


-------------------
(1) Many of the products sold in the Asia Pacific region are sold to U.S.-based original equipment manufacturers located in the region.


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

         The Telecommunications Group has two divisions:

         (i) Wireline Telecommunications Products. The Company's telecommunications products are used in telephone sets, modems, subscriber line interface cards (SLICs) for digital central office switching equipment and high speed electronic and optical communications networks. During 1999, significant developments included the introduction of a modem chip set for Asymmetric Digital Subscriber Loop (ADSL) and the delivery of approximately 1,000,000 full-rate ADSL chip sets to leading equipment manufacturers. The Company also announced a joint development program with Virata for a complete ethernet/USB reference design for ADSL. The Company also demonstrated a chip set jointly developed with Telia Research AB for a Very high bit-rate Digital Subscriber Loop (VDSL), a system supporting broadband communications facilities for interactive multimedia Internet access, video-on-demand, and other advanced services, and which will be compatible with DMT-ADSL currently on the market. In early 2000, the Company acquired an equity interest of approximately 16% in Netergy Networks, (formerly 8x8) to reinforce its position in VoIP.

         (ii) Wireless Telecommunications Products. In wireless telecommunications, the Company focuses its product offerings on cellular phones, pagers and wireless local loop applications, serving the major OEMs in each of these areas with differentiated ICs. In cellular phones, the Company is supplying products for both the analog and digital market segments (including GSM and CDMA) and reinforcing its leading position in energy management (91 million phones equipped in 1999), audio CODEC (44 million phones equipped in 1999), and RF/IF ICs (83 million phones equipped in 1999). The Company has gained experience and know-how with the major silicon components of cellular phone applications, and is developing system and software capabilities to provide full solutions for specifically targeted applications, particularly in the baseband processor, where in 1999 the Company shipped approximately 7 million units and pursued the development of its new ST100 DSP core which it has licensed to Alcatel Microelectronics for various applications including VoIP.

         The Peripherals and Automotive Group has four divisions:

         (i) Data Storage. STMicroelectronics produces ICs for several data storage applications, in particular disk drives with advanced solutions for read and write digital channels, controllers, host interfaces, digital power processing and micromachinery. The group is working actively on super-integrating these macro-functions into system chip solutions. In 1999, the Company completed its acquisition from Adaptec of Peripheral Technology Solutions Group which is specialized in the design of products for the hard disk drive market. The acquisition complements the Company's activities with respect to (i) product line, giving the Company access to leading disk controller products and know-how, (ii) design teams, contributing Adaptec's designers with CMOS read channel product design expertise, (iii) geography, providing the Company a base in Silicon Valley, and (iv) customer base, adding customers in Asia Pacific and Japan. The Company has developed a one-chip solution for the optical storage market (DVD ROM) that will be launched in 2000.

         (ii) Printers. STMicroelectronics is focusing on inkjet printer components and is an important supplier of pen chips, motor drivers, head drivers, high performance photo quality applications and digital color copiers. The Company is an important partner of Hewlett-Packard for technology development and manufacturing and is currently developing printer system on chip platforms.

         (iii) Audio and Automotive Products. STMicroelectronics' audio products include audio power amplifiers, audio processors and graphic equalizer ICs. In the second half of 1999, the Company launched a digital music player platform for MP3, with more than one million units shipped in the first three months of 2000. The Company's automotive products include alternator regulators, airbag controls, antiskid braking systems, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management, instrumentation systems and car multimedia. The Company believes it is the leader in the manufacturing of car radio components. The Company is currently developing solutions for global positioning systems (GPS) and multi-media in the car. In 1999, the Company signed a strategic alliance for car entertainment systems with Pioneer Electronics of Japan. Due to its super-integration know-how, the Company has successfully expanded its presence beyond Europe to the United States and Japan, further accessing key customers such as Mitsubishi and Denso.

                  In 1999, the Company achieved volume production and gained design wins for 8.16 and 32 bit automotive graded embedded Flash microcontrollers in 0.5, 0.35 and 0.18 micron technologies.

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

         Consumer and Microcontroller Groups

         The Consumer and Microcontroller Groups are the successors to the Programmable Products Group and are responsible for the design, development and manufacture of microcomponents (including microcontrollers and digital signal processors), digital semicustom devices, graphic controllers and MPEG decoder ICs and image processing semicustom devices for many diverse products targeted at high growth digital applications, including information technology, automotive and multimedia.

         The Consumer and Microcontroller Groups are divided into the Consumer Group and the Microcontrollers Group, each further divided into several divisions.

         The Consumer Group has four divisions:

         (i) Digital Video. Emerging digital video technologies offer a number of advantages over traditional analog video, including the ability to compress video data for transmission and storage, to transmit and reproduce video data without perceptible image degradation and to randomly access and edit video data. In 1999, the digital consumer market grew mainly due to the strong growth of digital TV satellite broadcasting in the United States and Western Europe. This division delivers large volumes of MPEG decoder ICs suitable for several applications, including set-top boxes (cable, satellite and terrestrial), DVDs and digital TVs. The majority of these products implement the MPEG2 standard. In 1999, STMicroelectronics reached volume production of the STi55 Omega chip, a family of highly integrated devices that combine an MPEG2 audio/video decoder with a 32-bit microprocessor and other functions to create a complete set-top box or DVD back-end section on a single chip. In the set-top box business, the Company is preparing solutions for interactive and high-end boxes based on the ST40 advanced microcontroller and the STG4003 3D graphic ships, a product being co-developed with Imagination Technologies, a U.K. company. In the DVD business, the Company has started developing a one chip dip DVD and an MPEG2 encoder that will provide recording capability.

         (ii) Consumer Broad Band Division. This division develops chip sets for the front-end section of all major digital video applications. For example, this division designs and manufactures semi-custom products for data input from compact disc-audio and digital video players, digital broadcast and data exchange on cable as well as for the IEEE 1394 serial digital interface. The division provides Front-end solutions for satellite and cable set-top boxes in relation to which it has entered into partnership agreements with Netergy Networks of the U.S. in the field of VoIP and Scientific Atlanta of the U.S. in the field of digital cable modem.

         (iii) TV, Monitor and Camera Division. This division targets analog and digital television, video camera recorders, monitors and flat panel displays and image capturing and transmission. In 1999, the Company finalized the acquisition of Vision Group plc, a U.K. company based in Edinburgh, Scotland, which has developed a technology for production of CMOS sensors. CMOS sensors significantly reduce the cost of digital cameras; it is thus possible to produce the principal features of a camera on a single IC, which is significantly cheaper than using a multi-component chip set based on traditional Charge Coupled Devices (CCD) technology. The company is actively pursuing applications in webcam and digital still camera business and has started a research and development program for mobile phone cameras. The Company is today supplying manufacturers of High Definition Television (HDTV) and plans to pursue other business opportunities for the next generation of products.

         (iv) Graphics Products. In early 1999, the Company entered into a partnership agreement with Imagination Technologies, (formerly Videologic) of the United Kingdom for developing the next generation 3D accelerator aimed at the PC and digital consumer market. The first prototypes are expected in the middle of 2000.

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

         Memory Products Group

         The Memory Products Group designs, develops and manufactures a broad range of semiconductor memory products but does not produce DRAMs. According to published industry data, on the basis of 1999 revenues, STMicroelectronics was the leading producer of EPROMs, with a 48.0% market share, and the second leading supplier of EEPROMs.

         According to published industry data, the total market for memory devices in 1999 was approximately $32.3 billion including DRAMs (64.1%), SRAMs (14.9%) and nonvolatile memories (21%).

         The Company's Memory Products Group is organized into the following divisions: (i) EPROMs; (ii) flash memories; (iii) smartcard products; (iv) EEPROMs and application-specific memories; and (v) NVRAMs.

         EPROMs. STMicroelectronics produces a broad range of EPROMs, from 16 Kbit to 32 Mbit. According to published industry data, STMicroelectronics consolidated its world's leading market position for EPROMS in 1999, with revenues of $206 million or approximately 48% of worldwide EPROM sales. The Company currently produces EPROMs using 0.40 micron CMOS technologies.

         The EPROM market is relatively mature, and worldwide sales declined in 1999 according to published industry data. The Company has succeeded in maintaining its market leadership because of its EPROM technology, which has allowed the Company to build one of the broadest product portfolios currently offered in the market. At the same time, this technology has permitted continuous improvement of manufacturing yields and reduction of die size, giving the Company an advantageous cost position. Efficient manufacturing in its Singapore assembly plant together with STMicroelectronics' sales and distribution channels have contributed to the exploitation of the Company's technological advantage.

         Flash Memories. The Company currently supplies single voltage (down to 1.8 volt) NOR cell structure flash memory products up to 32 Mbit, and is introducing into production a family of multi-level flash memories operating at
3.0 volt and manufactured using 0.18 micron technology. The market for flash memories is growing fast, according to published industry data, driven by cellular phones and digital consumer applications growth. The Company aims to increase market share in flash memories by continuing investments in advanced process technologies, new products development and state-of-the-art manufacturing facilities in order to address a market which, according to published industry data, is growing fast, driven by a broad range of high volume applications such as cellular phones, networking and set top boxes. The Company is also leveraging its strong network of customer alliances to enter several long-term agreements to supply flash memories.

         Smartcard Products. Smartcards are credit card-like devices containing integrated circuits that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay telephone systems (primarily in France and Germany), cellular telephone systems and bank cards (primarily in Europe), as well as pay television systems (primarily in the United States, United Kingdom and France). Other applications include medical record applications, card-access security systems, toll-payment secure transactions over the Internet and ID cards applications. According to market estimates from independent analysts, the Company's market share for microcontroller-based smartcard ICs in units was 46% in 1999. On this basis, the Company believes to have maintained its leading position in this market segment. In 1999, the Company achieved ISO 15408 certification for its ST 19 platform of microcontroller-based smartcard, continuing its leadership in terms of independent security certification. The Company also recently announced a 32 bit RISC microcontroller for multi-application cards optimized for fast and secure execution of JavaCard(TM) applets. The Company is currently developing biometric solutions based on fingerprint recognition.

         EEPROMs and Application-Specific Memories. The Company offers serial EEPROMs up to 512 Kbit and parallel EEPROMs up to 1 Mbit. Serial EEPROMs are the most popular type of EEPROMs and are generally used in computer, automotive and consumer applications. Parallel EEPROMs account for a smaller portion of the EEPROM market, being used mainly in telecommunications equipment. The Company intends to work closely with its key customers and strategic allies to identify and develop added-value application-specific memories. In 1999, the sales of this division represented, according to trade association data, approximately 23.2% of the world market for EEPROM and other nonvolatile memory compared to approximately 16.9% in 1998.

         NVRAMS. The Company focuses on producing nonvolatile SRAMs (battery back-up) used in computers and telecommunications equipment. According to independent market analysts, the Company was the world's second largest supplier of NVRAMs in 1999, with an estimated market share of 26.0%.

         Discrete and Standard ICs Group

         The Discrete and Standard ICs Group designs, develops and manufactures discrete power devices, power transistors, standard linear and logic ICs, and RF products. According to published industry data, based on 1999 revenues, STMicroelectronics is the second supplier of thyristors and triacs and among the leading suppliers of power transistors, rectifiers, voltage regulators and amplifiers. Based on trade association data, the Company believes it is the leader in protection diodes.

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

         Discrete Power Devices. STMicroelectronics manufactures and sells a variety of discrete power devices, including rectifiers, protection devices and thyristors (SCRs and triacs). The Company's devices are used in various applications, including in particular telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor control and power control devices). More specifically, rectifiers are used in voltage converters and voltage regulators, protection devices are used to protect electronic equipment from power supply spikes or surges, and thyristors are used to vary current flows through a variety of electrical devices, including lamps and household appliances. The Company offers a highly successful range of standard products built with its proprietary Application Specific Discretes (ASDTM) technology, which allows a variety of discrete structures to be merged into a single device optimized for specific applications such as EMI filtering for cellular phones. The Company has recently started development of electronic devices integrating both passive and active components on the same chip (IPAD: Integrated Passive and Active Devices).

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

         The Company's bipolar power transistors are used in a variety of high-speed, high-voltage applications, including SMPS (switch mode power supply) systems, television/monitor deflection circuits and lighting systems. According to published industry data, on the basis of 1999 revenues, STMicroelectronics is among the leading suppliers of bipolar transistors, including RF power transistors.

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

Sales, Marketing and Distribution

         In 1999, the Company derived approximately 82% of its revenues from sales directly to customers through its regional sales organizations (compared to approximately 82% in 1998) and 18% of its net revenues from sales through distributors (compared to approximately 18% in 1998). The Company operates regional sales organizations in Europe, North America, the Asia Pacific region, Japan and, since January 1, 1998, in "Region Five" which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. In 1999, approximately 36.3% of the Company's revenues originated in Europe (compared to approximately 41.6% in 1998), while 22.9% originated in the Americas (compared to approximately 22.1% in 1998), 32.8% originated in the Asia Pacific region (compared to approximately 29.4% in 1998), 4.7% originated in Japan (compared to approximately 4.3% in 1998) and 3.3% originated in Region Five (compared to approximately 2.6% in 1998). In 1999, the Company's largest customer, Nokia, represented approximately 11% of the Company's net revenues. No other single customer accounted for more than 10% of the Company's net revenues. Sales to the Company's top ten customers accounted for approximately 45% of the Company's net sales in 1999 (43% in 1998).

         The European region is divided into five businesses units: automotive, communities, consumer and computers, industrial and smartcards, six geographically configured units to cover mid-sized OEM customers (France and the Benelux, Central Europe, Northern Europe, Southern Europe, Scandinavia and Finland), and six regions (United Kingdom, France, Central Europe, Southern Europe, Scandinavia and Finland) addressed through distributors.

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

         The Company is pursuing the Gold Standard program, a long-term commitment to excellence in standard products. The program consists of manufacturing and offering standard products at the same price level as the market but with a superior level of quality, service and lead time. The related initiatives included worldwide advertising, promotional task forces in all regions, special distribution initiatives and worldwide training of salespeople and marketing personnel. In 1999, the Company launched the "Mare Nostrum" program for Europe which involves (i) focusing on customers and applications,
(ii) using the Company's standard product portfolio through technical support, (iii) product marketing and sales to develop an application kit approach, (iv) encouraging a one stop shopping approach, as well as (v) improving market coverage through a customer interface team.

         Each of the five regional sales organizations operate dedicated distribution organizations. To support the distribution network, STMicroelectronics operates logistic centers in Saint Genis, France; Phoenix, Arizona; and Singapore, and has made considerable investments in warehouse computerization and logistics support.

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

Research and Development

         Management believes that research and development is critical to the Company's success and is committed to increasing research and development expenditures in the future. Despite significant cost reductions following the Company's formation in 1987, 1990 and 1991 when the Company experienced losses, and during the recent industry downturn in 1997 and 1998, management did not reduce research and development spending. This commitment to research and development continues unabated, with the Company spending $836 million or 16.5% of net revenues on research and development in 1999. The table below sets forth information with respect to the Company's research and development spending since 1994 (not including design center, process engineering, pre-production or industrialization costs):

                                                                       Year ended December 31,
                                                 -------------------------------------------------------------------
                                                   1995          1996           1997           1998           1999
                                                 --------      -------        -------         ------         -------
                                                                        (in millions, except percentages)

Expenditures................................     $440.3        $532.3         $610.9          $689.8        $836.0
as a percentage of net revenues.............       12.4%         12.9%          15.2%           16.2%         16.5%


         As a result of the history of the Company, approximately 81% of the Company's research and development expenses in 1999 were incurred in Europe, primarily in France and Italy. See "--Public Funding." As of December 31, 1999, approximately 5,350 employees were employed in research and development activities.

         Central research and development units conduct research on the basic VLSI technologies, packaging technologies and design tools that are used by all product groups and the front-end manufacturing organization. STMicroelectronics' central research and development activities are conducted in Crolles, France; Agrate, Italy; Carrollton, Texas; Phoenix, Arizona; Berkeley, California; and Noida, India. The central research and development units participate in several strategic partnerships. The Company's manufacturing facility at Crolles, France houses a research and development center that is operated in the legal form of a French Groupement d'interet economique ("GIE") pursuant to a partnership agreement in effect until the end of 1998 between the Company and France Telecom R&D, the research laboratory of France Telecom, an indirect shareholder of the Company. This center has developed submicron process technologies and is currently working on the development of 0.18 micron and future generation technologies, including copper interconnect, low k dielectric, silicon germanium, embedded RAMs and RF options. The Company and France Telecom R&D have decided to extend the GIE named Centre Commun de Microelectronique de Crolles to include as a member the Laboratoire d'Electronique de Technologie d'Instrumentation ("LETI"), a research laboratory of CEA-Industrie, one of the indirect shareholders of the Company. The objectives of the cooperation are to develop know-how on innovative aspects of VLSI technology evolution which can be transferred to industrial applications, and to address the development of innovative process steps and process modules to be used in sub 0.18 micron technologies with a view to preparing the technology to begin production of 12-inch wafers and associated wafer fabrication processes. The tripartite cooperation is intended to last until the end of 2002 The Company is also cooperating with Philips Semiconductors to jointly develop sub-micron CMOS logic processes in Crolles, France under an agreement which has been extended through the year 2000. In April 2000, the Company announced its decision to build an advanced 12 inch wafer pilot line in Crolles, France, which will be funded and operated jointly with Philips Semiconductors.

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

Public Funding

         The Company participates in certain programs established by the European Commission and individual countries in Europe (France and Italy).

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

         The Company has also entered into funding agreements with France and Italy which set forth the parameters of state support under certain national programs and require, among other things, compliance with European Commission ("EC") regulations and approval by EU authorities and annual and project-by-project reviews and approvals.

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

         Public authority funding for research and development is reported in "Other Income and Expenses" in the Company's consolidated statements of income. See Note 17 to the consolidated audited financial statements for each of the years in the three-year period ended December 31, 1999, including the Notes thereto (collectively, the "Consolidated Financial Statements") included elsewhere in this annual report on Form 20-F. Such funding has totaled $55.3 million, $63.5 million and $60.4 million in the years 1997, 1998 and 1999, respectively. Public funding for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) is offset against expenses in computing cost of sales, and has the effect of increasing the Company's gross profit. Such funding of industrialization costs has totaled $6.2 million, $3.1 million and $2.4 million in 1997, 1998 and 1999, respectively. See Note 17 to the Consolidated Financial Statements. Government support for capital expenditures funding has totaled $30.2 million, $182.4 million and $53.4 million in the years 1997, 1998 and 1999, respectively. Such funding has been used to support the Company's capital investment; while receipt of these funds is not directly reflected in the Company's results of operations, the resulting lower amounts recorded in property, plant and equipment reduce the level of depreciation recognized by the Company.

         Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic's Fund for Applied Research, established in 1968 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 1997, 1998 and 1999, the Company had $63.7 million, $49.4 million and $48.8 million respectively of indebtedness outstanding under state-assisted financing programs at an average interest cost of 2.1%, 2.1% and 1.6%, respectively.

         Due to change in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to the Company may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed.

Intellectual Property

         Intellectual property rights which apply to various Company products include patents, copyrights, trade secrets, trademarks and maskwork rights. STMicroelectronics owns more than 19,000 patents or pending patent applications corresponding to more than 11,000 original inventions, most of which have been registered in several countries around the world. In 1999, the Company filed 751 patent applications around the world. Management believes that its intellectual property represents valuable property and intends to protect the Company's investment in technology by enforcing all of its intellectual property rights. The Company has entered into several patent cross-licenses with several major semiconductor companies.

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

Backlog

         The Company's sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery to reflect changes in customer needs or industry conditions. During periods of industry overcapacity and declining selling prices, customer orders are not generally made as far in advance of the scheduled shipment date as during periods of capacity constraint. Such reduced lead time can reduce management's ability to forecast production levels and revenues. During periods of industry undercapacity, which is the case today, the backlog can exceed the Company's manufacturing capacity.

         Our backlog has increased steadily in 1999 to a record backlog for the first quarter of 2000, with the highest level of incoming order rates in the Company's history. In order to meet this backlog, the Company is aggressively ramping up production at the new 8-inch facility at Rousset and Agrate facilities and is increasing its use of front-end external foundry services.

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

         In 1999, the Company gained market share in 1999 versus the SAM, while its market position remained unchanged versus the TAM. The Company's net sales grew 19.0% while the TAM increased 18.9% and the SAM increased 14.9%, according to trade association data. The Company gained market share in 1995 and 1996 against both the TAM and the SAM although it lost market share against both the TAM and the SAM in 1997. The Company does not manufacture DRAMs, which are commodity memory products sold in high volumes that have experienced severe price cutting in 1996, 1997 and in 1998. The Company gained market share against both the TAM and the SAM in the first quarter of 2000, when the Company's revenues grew 52.9% compared to first quarter 1999 while the TAM grew 33.8% and the SAM grew 33.2%.

         According to published industry data and other industry sources, investment in worldwide semiconductor fabrication capacity totaled approximately $40 billion in 1997, $28 billion in 1998 and $32 billion in 1999, or approximately 29%, 22 % and 21.5%, respectively, of the TAM for such years. Such capacity investment is made not only by international semiconductor companies, but also companies specializing in operating semiconductor foundries, particularly in Asia such as UMC, TSMC and Chartered Semiconductors.

         The primary international semiconductor companies which compete with the Company include Advanced Micro Devices, Hitachi, Intel Corporation, Lucent Technologies, Mitsubishi Electric Corporation, Motorola, National Semiconductor Corporation, Nippon Electric Company, Philips Semiconductors, Samsung, Infineon Technology, Texas Instruments and Toshiba.

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

Employees

         At December 31, 1999, the Company employed approximately 34,500 people, of whom approximately 7,200 were employed in France, 7,650 were employed in Italy, 850 were employed in the rest of Europe, 3,250 were employed in the United States, 6,000 were employed in Malta and Morocco and 9,550 were employed in Singapore, Malaysia, Japan and the rest of Asia. As of December 31, 1999 approximately 5,350 employees were engaged in research and development, 1,900 in marketing and sales, 23,800 in manufacturing, 1,800 in administration and general services and 1,650 in divisional functions.

         The Company's future success, in particular in a period of strong increased demand, like the current one, will also depend on its ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are present in France, Italy, Malta, Morocco and Singapore. The Company has not experienced any significant strikes or work stoppages in recent years, other than in connection with national strikes in Italy, and management believes that the Company's employee relations are good.

         As part of its commitment to the principles of TQEM, the Company decided in July 1994 to develop an internal education organization called "ST University", responsible for organizing training courses to executives, engineers, technicians and sales personnel within the Company and coordinating all training for STMicroelectronics' employees. In 1999, ST University organized over 96,006 hours of training for 3,600 employees and 10,000 hours for training for external individuals.

Environmental Matters

         The Company's manufacturing operations use many chemicals and gases and the Company is subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Consistent with the Company's TQEM principles, the Company has established proactive environmental policies with respect to the handling of such chemicals and gases and emissions and waste disposals from its manufacturing operations. The Company has engaged outside consultants to audit its environmental activities and has created environmental management teams, information systems, education and training programs, and environmental assessment procedures for new processes and suppliers. All of the Company's plants are validated for the Eco-Management and Audit Scheme ("EMAS") and have also obtained ISO 14001 certification.

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

                         Item 2: Description of Property

Manufacturing

         STMicroelectronics currently operates 17 main manufacturing facilities around the world. In June 2000, the Company acquired a 6-inch microconductor manufacturing facility owned by Nortel Networks in Ottawa, Canada. The table below sets forth certain information with respect to STMicroelectronics' current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants and back-end facilities are assembly, packaging and final testing plants.


        Location                          Products                                  Technologies
        --------                          --------                                  ------------
Front-end Facilities:

Crolles, France          Semicustom devices, microcontrollers and   Fab: 8-inch 0.35/0.18 micron CMOS and
                         dedicated products                                 0.7/0.25 micron BiCMOS; R&D on VLSI
                                                                            submicron technologies in
                                                                            conjunction with France Telecom R&D
                                                                            and Philips Semiconductors
Phoenix, Arizona         Dedicated products                         Fab: 8-inch 0.5/0.35 micron CMOS,
                                                                            0.5/0.35 micron BiCMOS
Agrate, Italy            Nonvolatile memories, microcontrollers     Fab 1: 6-inch 2.0/0.5 micron CMOS, BiCMOS
                         and dedicated products                             and BCD
                                                                    Fab 2: 8-inch 0.35/0.18 micron CMOS, R&D on
                                                                            nonvolatile memories

Rousset, France          Microcontrollers, nonvolatile memories     Fab: 6-inch 0.8/0.5 micron CMOS
                         and
                         smartcard ICs
Catania, Italy           Power transistors, smart power ICs         Fab 1: 5-inch 3 micron bipolar power - RF
                         and nonvolatile memories                   Fab 2: 6-inch 4/1 micron MOS power
                                                                    Fab 3: 6-inch 4/1 micron pilot line
                                                                    Fab 4: 8-inch 0.35/0.25 CMOS
Rennes, France           Dedicated and power products               Fab: 6-inch 2 micron BiCMOS, BCD and bipolar
Castelletto, Italy       Smart power BCD                            Fab: 6-inch 4.0/0.8 micron BCD pilot line
Tours, France            Protection thyristors, diodes and          Fab 1: 5-6-inch discrete
                         application - specific discretes-power     Fab 2: 6-inch discrete
                         transitors
Ang Mo Kio, Singapore    Dedicated products, microcontrollers,      Fab 1: 5-inch power MOS, bipolar transitor, bipolar
                         power transistors and commodity products           bipolar ICs, standard linear 1.5 micron CMOS
Carrollton, Texas        Memories, microcontrollers, dedicated      Fab: 6-inch 1.2/0.6  micron BiCMOS, BCD and
                         products and semicustom devices                    CMOS
                         products and semicustom devices
Rancho Bernardo,         Dedicated products                         Fab: 6-inch 1.0 micron BCD
California
Back-end Facilities:
Muar, Malaysia           Dedicated and standard products,
                         microcontrollers
Kirkop, Malta            Dedicated products, microcontrollers,
                         semicustom devices
Toa Payoh, Singapore     Nonvolatile memories and power ICs
Ain Sebaa, Morocco       Discrete and standard products
Shenzhen, China (jointly Nonvolatile memories, discrete and
   operated with         standard products
   Shenzhen
   Electronics Group)
Bouskoura, Morocco       Subsystems, RF

         STMicroelectronics has expanded its diversified manufacturing infrastructure while improving the cost, quality and flexibility of its operations. In 1999, STMicroelectronics has applied recent investments in its manufacturing facilities to bring to full capacity and expand the 8-inch front-end manufacturing facility in Crolles, France and Catania, Italy, to continue the ramp up of an 8-inch front-end manufacturing facilities in Phoenix, Arizona and Catania, Italy, and to build an equip the new 8-inch front-end facilities in Rousset, France and Agrate, Italy, which are today starting production, to expand 6-inch front-end facilities in Carrollton, Texas and Rancho Bernardo, California, to purchase a 6-inch facility in Singapore, to convert from 5 to 6-inch the front-end facilities in Tours and Rennes, France and Catania, Italy and to expand its back-end facilities in Morocco, Malta, Malaysia, Singapore and China.

         The Company currently expects capital spending for 2000 to exceed $2.5 billion, significantly higher than in 1998 and 1999 to pursue and, in some cases, complete those projects mentioned above, as well as to start construction of a new 8-inch wafer fabrication facility in Catania, Italy that is planned to be operational by the year 2002 and a new 300 millimeter, 12-inch wafer research fabrication and pilot line at Crolles, France. As of December 31, 1999, the Company had commitments of approximately $1.2 billion for equipment purchases. The

Company will continue to monitor its level of capital spending, however taking into consideration factors such as trends in the semiconductors market, capacity utilization and announced additions.

         Although each fabrication plant is dedicated to specific processes, the Company's strategy is to develop local presences, better serve customers and mitigate manufacturing risks by having key processes operated in different manufacturing plants. The Company is also seeking to take advantage of current industry capacity limitations by purchasing from subcontractors both wafer foundry and back-end services and thereby minimizing its capital expenditure needs.

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

         STMicroelectronics is fostering a corporate-wide TQEM culture that defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development, production and consignment for all product lines. TQEM in STMicroelectronics is based on five key principles: management commitment, employee empowerment, continuous improvement, management by fact and customer focus. TQM has become an integral part of the STMicroelectronics' culture and it is designed to develop a self-directed work force with a common set of values, objectives and problem-solving processes. Since 1987, the Company has improved average AIQ (electrical) status levels. Most of the Company's manufacturing facilities have been certified to conform to ISO international quality standards and EMAS. Several major customers, including Hewlett-Packard, Nokia, Sharp, DaimlerChrysler and Sanyo, have recognized STMicroelectronics' commitment to quality and have honored the Company with quality awards in the recent past.

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

         As is common in the semiconductor industry, the Company has from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, has suffered delays in product deliveries or reduced yields. There can be no assurance that the Company will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, construction delays, ramping up production at new facilities, upgrading or expanding existing facilities, changing its process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities such as 8-inch or larger capabilities and require state-of-the-art submicron technology has increased the potential for losses associated with production difficulties, imperfections, or other causes of defects. In the event of an incident leading to an interruption of production at a fab, the Company may not be able to shift production to other facilities on a timely basis or the customer may decide to purchase products from other suppliers, and in either case the loss of revenues and impact on the Company's relationship with its customers could be significant. The Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately. Finally, in periods of high demand, the Company is increasing its reliance on external contractors for foundry and back-end service. Any failure to perform by such subcontractors could impact the relationship of the Company with its customers and could materially affect its results of operations.

Headquarters

         The Company has its headquarters and executive office located in the vicinity of Geneva Airport at Route de Pre-Bois 20, ICC Bloc A, 1215 Geneva 15, Switzerland. The Company has its corporate legal seat and is domiciled in Amsterdam, The Netherlands. The Company also operates nine research and development centers and 31 design centers. The Company maintains regional sales headquarters in Geneva, Switzerland, Boston, Massachusetts, Singapore and Tokyo, Japan, and has 71 sales offices in 26 countries throughout Europe, North America, Japan, the Asia Pacific region and Region Five. In general, the Company owns its manufacturing facilities and leases most of its sales offices.

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

         On July 7, 1999 a judge for preliminary hearing in Catania, Sicily, dismissed all charges against the members of the Board of Directors of Corimme brought by the Public Prosecutor in Catania. This decision finally concluded the criminal prosecution started in 1995 by the public prosecutor against certain persons relating to alleged unauthorized use of public funds for research and development. The judge stated that the charges against such persons for alleged unauthorized use of public funds, had no legal basis and ordered that the files relating to this matter be archived on the grounds that no factual basis existed for any investigation. The Public Prosecutor did not file an appeal.

         Furthermore, in relation to the various tax proceedings started in parallel by the tax authorities in Catania against Corimme for alleged unauthorized VAT deductions and irregular invoicing, in a ruling dated March 2000, the Commissione Tributaria Centrale confirmed the previous decisions favorable to Corimme entered by the Commissione Tributaria Provinciale and the Commissione Tributaria Regionale, with respect to the years 1988 and 1989. This decision is also final.

         The Commissione Tributaria Provinciale of Milan has also ruled in favor of STMicroelectronics Italy on the various income tax proceedings for the period 1990-1992. The tax authorities have accepted these rulings by waiving their right of appeal.

         The Company believes that the various criminal and judicial proceedings previously disclosed regarding Corimme have now been finally concluded.

                          Item 4: Control of Registrant

Principal Shareholders

         The following table sets forth certain information with respect to the ownership of the Company's Common Shares as of May 5, 2000.

Shareholders                                                                               Common Shares Owned (1)
-------------------------------------------------------------------------       ---------------------------------------
                                                                                   Number                      %
                                                                                --------------           --------------

 STMicroelectronics
   Holding II B.V. ("ST Holding II").....................................         389,483,280               43.91

--------------
(1) Following the 2:1 stock split and 3:1 stock split effected by the Company on June 16, 1999, and May 5, 2000, respectively.

         ST Holding is 50% owned by a group of French shareholders that are indirectly controlled by the French government and 50% owned by a group of Italian shareholders that are indirectly controlled by the Italian government. The group of French shareholders is comprised of France Telecom, the French state-controlled telephone company, and CEA-Industrie, a corporation controlled by the French atomic energy commission, who hold through FT1CI. The group of Italian shareholders is represented by Finmeccanica (following the merger with MEI-Microelettronica Italiana s.r.l. ("MEI") which became effective on December 31, 1999), an Italian holding company owned by Istituto per la Ricostruzione Industriale-IRI S.p.A. ("I.R.I.", the holding company for Italian state-owned industrial and commercial interests), by the Italian Ministry of Treasury (following the transfer, as of June 18, 1999, of the interest previously held by Comitato per l'intervento nella SIR ed in settori ad alta tecnologia) and the public. Following the sale of a substantial portion of the shareholding interest of I.R.I. in Finmeccanica as part of a public offering of shares of Finmeccanica, I.R.I. will transfer a sufficient number of shares to the Italian Ministry of Treasury to ensure that the Italian Ministry of Treasury maintains a minimum equity participation of 30% in Finmeccanica. The shares of France Telecom are listed on the ParisBourse and the New York Stock Exchange. Certificats d'investissement of CEA-Industrie are listed on the ParisBourse. The shares of Finmeccanica are listed on the Milan Stock Exchange.

         The officers and directors of the Company as a group do not own a material number of Common Shares.

         The chart below illustrates the current shareholding structure as of May 5, 2000, prior to the previously mentioned sale of shares of Finmeccanica by I.R.I. to the public:

         This information was represented by an organizational chart in the original document.

         Description of Shareholding Structure: STMicroelectronics N.V. is owned 43.91% by STMicroelectronics Holding II B.V. and 56.09% by the public. STMicroelectronics Holding II B.V. is a wholly-owned subsidiary of STMicroelectronics Holding N.V. which is 50% owned by a group of French shareholders and 50% owned by a group of Italian shareholders. The French shareholder, FT1CI, is owned 51% by CEA-Industrie and 49% by France Telecom, respectively. The Italian shareholder, Finmeccanica, is owned 54.2% by I.R.I., 28.9% by the Italian Ministry of Treasury and 16.9% by the public.


--------------

(1)      Ministero del Tesoro del Bilancio e della Programmazione
         Economica-Dipartimento del Tesoro.

Shareholder Agreements

         In connection with the formation of the Company, Thomson-CSF and STET, as shareholders of the Company, entered into a shareholders agreement on April 30, 1987. In connection with the formation of ST Holding in 1989, which coincided with the acquisition by Thorn EMI of its interest in the Company, the shareholders agreement (as amended, the "Holding Shareholders Agreement") was amended to apply to the parties' ownership in ST Holding. The rights and obligations of Thomson-CSF and STET under the Holding Shareholders Agreement were subsequently transferred to or assumed by, as the case may be, FT2CI for Thomson-CSF, and Finmeccanica and MEI for STET. As a result of the merger of FT1CI and FT2CI, the rights and obligations of FT2CI under the Holdings Shareholders Agreement have been transferred to FT1CI. In connection with the transfer by Finmeccanica of its interest in ST Holding to MEI, the rights and obligations of Finmeccanica under the Holding Shareholders Agreement were transferred to or assumed by, as the case may be, MEI. Finally, following the merger of MEI into Finmeccanica (effective on December 31, 1999), Finmeccanica acquired all of the obligations and rights of MEI under the Holding Shareholders Agreement.

         The Holding Shareholders Agreement contemplates that the parties shall agree upon common proposals and jointly exercise their powers of decision and their full control of the strategies and actions of ST Holding and the Company. Under the Holding Shareholders Agreement, the Supervisory Board of ST Holding, which is composed of three representatives of the French Owner and three representatives of the Italian Owner, and the Supervisory Board of the Company, each one within its respective sphere of competence, must give their respective prior approval before ST Holding, the Company, or any subsidiary of the Company may: (i) modify its articles of incorporation; (ii) change its authorized share capital, issue, acquire or dispose of its own shares, change any shareholder rights or issue any instruments granting an interest in its capital or profits;
(iii) be liquidated or dispose of all or a substantial and material part of its assets or any shares it holds in any of its subsidiaries; (iv) enter into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or form a new company; (v) approve such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; or (vi) enter into any agreement with any of the direct or indirect French or Italian Owners outside the normal course of business. The Holding Shareholders Agreement also provides that long-term business plans and annual budgets of the Company and its subsidiaries, as well as any significant modifications thereto, shall be approved in advance by the Supervisory Board of ST Holding and of the Company, each one within its respective sphere of competence. In addition, the Supervisory Board of ST Holding shall also decide upon operations of exceptional importance contained in the annual budget even after financing thereof shall have been approved.

         Such agreement also provides that similar and adequate levels of research, development and technological innovation shall be achieved by the Company and its subsidiaries in France and Italy and that there shall be no substantial discrepancy in the percentage of state financing compared to research, development and technological innovation expenditures by the Company and its subsidiaries in each such country. See "Item 1: Description of Business--Public Funding." Pursuant to the terms of the Holding Shareholders Agreement, ST Holding and the Company are not permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the Holding Shareholders Agreement also undertake to refrain directly or indirectly from competing with the Company in the area of semiconductor products, subject to certain exceptions, and to offer the Company opportunities to commercialize or invest in any semiconductor product developments by them. Any financing or capital provided by the parties to ST Holding or the Company is intended to be provided pro rata based on the parties' respective shareholdings in ST Holding. In the Holding Shareholders Agreement, the parties state that it is of the utmost importance that the French and Italian governments grant sufficient and continuous financial support for research and development, and undertake to take suitable actions with a view to obtaining such funding. See "Item 1: Description of Business--Public Funding."

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

         Pursuant to the terms of the Holding Shareholders Agreement and for the duration of such agreement, FT1CI (the "French Owner"), on the one hand, and Finmeccanica (the "Italian Owner") on the other hand, have agreed to maintain equal interests in the Share capital of the Company.

         The Company has been informed that the shareholders of FT1CI have also entered into a separate shareholder agreement that requires the consent of the Board of Directors, with a two-thirds majority, for certain actions taken by ST Holding, the Company and its subsidiaries. These agreements provide for the management of the interests of CEA-Industrie and France Telecom in ST Holding and the Company, with the object of defining between them the positions, strategies and decisions to be taken by the French Owner in ST Holding affecting the management of ST Holding, and the Company and its subsidiaries. The Company is not a party to such agreement.

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

         As is the case with other companies controlled by the French Government, the French Government has appointed a Commissaire du Gouvernement and a Controleur d'Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these Government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within 10 days of such board meeting (or, if they have not attended the meeting, within 10 days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Secretariat d'Etat a l'Industrie (Secretary of Industry). FT1CI is subject to certain points of the arrete of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization.

         Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the by-laws of firms considered strategic by the Italian government. In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999 and Finmeccanica's by-laws were subsequently amended on November 23, 1999. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include (i) the approval or disapproval of the acquisition of material interests in Finmeccanica's share capital, (ii) approval of material shareholders' agreements relating to Finmeccanica's share capital, (iii) appointment of members of Finmeccanica's board of directors and board of statutory auditors, and (iv) veto powers to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, sell businesses or lines of business, including the transfer of equity participations in subsidiaries or affiliates, transfer its registered office outside of Italy, change Finmeccanica's corporate purposes or amend or modify any of the Minister of the Treasury's special powers.

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

         The French and Italian shareholders of ST Holding have agreed in a document dated August 31, 1999, to continue to manage their interest in the Company through ST Holding until at least December 31, 2000, and accordingly they have undertaken (i) to jointly hold 100% of ST Holding's capital and voting rights, (ii) to maintain equality between the shareholdings of the French and Italian shareholders, (iii) to ensure that ST Holding maintains more than 40% of the Company's share capital and voting rights on a fully diluted basis after exercise or conversion of all stock options and convertible securities, and (iv) to jointly exercise their decision-making powers and monitor strategies and actions as part of ST Holding's management bodies. Both the French and Italian governments have the authority to veto certain decisions of the French and Italian shareholders, respectively, as explained above.

         The Company has been informed that Finmeccanica has agreed not to sell its indirect shareholding in the Company for a period of 90 days from the closing of the public offering of Finmeccanica's shares by I.R.I. or to issue any securities convertible into or exchangeable for shares of the Company, without the prior consent of the joint global coordinators of the Finmeccanica offering.

         On May 31, 1999, the Company's shareholders at the annual general meeting approved the creation of 180,000,000 Preference Shares (540,000,000 Preference Shares, as adjusted for the 3:1 stock split implemented in May 2000). These Preference Shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends. On May 31, 1999, the Company entered into an option agreement with ST Holding II, which provides that Preference Shares shall be issued to ST Holding II upon request subject to the adoption of a resolution of the Supervisory Board of the Company recognizing that a hostile takeover or similar action exists and giving its consent to the exercise of the option and upon payment of at least 25% of the par value of the Preference Shares to be issued. The option is contingent upon ST Holding II retaining at least 33% of the issued share capital of the Company.

                        Item 5: Nature of Trading Market

Common Shares

         Since 1994, the Common Shares have been traded on the New York Stock Exchange under the symbol "STM" and on the ParisBourse and were quoted on SEAQ International. On June 5, 1998, the Common Shares were also listed for the first time on the Italian Stock Exchange, where they have been traded since that date.

         The Common Shares have been included in the CAC 40, the principal index published by ParisBourseSBF SA (the "SBF"), since November 12, 1997. The CAC 40 is derived daily by comparing the total market capitalization of 40 stocks included in the monthly settlement market of the ParisBourse to a baseline established on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 indicates the trends in the French stock market as a whole and is one of the most widely followed stock price indices in France.

         Since June 5, 1998, the Common Shares have also been listed on the Italian Stock Exchange.

         The table below indicates the range of the high and low prices in U.S. dollars for the Common Shares on the New York Stock Exchange and the high and low prices in euros for the Common Shares on the ParisBourse and the Italian Stock Exchange during each quarter in 1998, 1999 and, to date in 2000. In December 1994, the Company completed the Initial Public Offering of 21,000,000 Common Shares at an initial price to the public of $22.25 per share. On June 16, 1999, the Company effected a 2:1 stock split and on May 5, 2000, the Company effected a 3:1 stock split. The table below has been adjusted to reflect the split.

                                           New York Stock         ParisBourse          Italian Stock
                                           Exchange Price          Price per           Exchange Price
                                          per Common Share       Common Share(1)     per Common Share(2)
                                       -------------------------------------------------------------------------
Calendar Period                           High       Low        High        Low          High              Low
---------------                        ---------  --------    --------    --------     --------        ---------

1998
   First quarter.....................  $39 3/8    $ 25 5/8    EUR 37.24   EUR 23.63       -             -
   Second quarter(3).................  $45 7/8    $ 32 1/4    EUR 42.46   EUR 29.42    EUR 32.79       EUR 30.38
   Third quarter.....................  $36 1/4    $ 22        EUR 33.26   EUR 18.37    EUR 32.53       EUR 19.92
   Fourth quarter....................  $41 7/16   $ 17 15/16  EUR 34.99   EUR 15.02    EUR 34.77       EUR 15.73

1999
   First quarter.....................  $53 13/16  $ 40 1/4    EUR 48.50   EUR 34.40    EUR 46.53       EUR 34.96
   Second quarter....................  $24 13/16  $ 16 5/16   EUR 23.00   EUR 14.83    EUR 23.33       EUR 14.83
   Third quarter.....................  $27 1/8    $ 21 1/4    EUR 26.07   EUR 20.03    EUR 26.15       EUR 20.27
   Fourth quarter....................  $51 5/16   $ 25        EUR 51.67   EUR 23.05    EUR 51.67       EUR 23.17

2000
   First quarter.....................  $73 7/8    $ 40 11/16  EUR 76.93   EUR 39.53    EUR 76.67       EUR 40.35
   Second quarter (through June 21)..  $69 1/4    $ 51 9/16   EUR 74.33   EUR 56.00    EUR 74.10       EUR 56.98


--------------
(1) For periods prior to January 1, 1999, the share prices on the ParisBourse have been converted into euro at the official exchange rate of EUR 1.00 = FF 6.55957.
(2) For periods to January 1, 1999, the share prices on the Italian Stock Exchange have been converted into euro at the official exchange rate of EUR 1.00 = Lit. 1,936.27.
(3) The shares have been listed on the Italian Stock Exchange since June 5, 1998.

         At December 31, 1999, there were 289,808,140 Common Shares issued and outstanding, of which 31,042,387 or 10.7% were registered in the Common Share registry maintained on the Company's behalf in New York.

Dividends

         On April 26, 2000, the Company's shareholders approved the payment of a cash dividend with respect to the year ended December 31, 1999 of $0.09 per Common Share payable as of May 4, 2000 to shareholders of record on April 28, 2000.

         1998 Liquid Yield OptionTM Notes

         The 1998 Liquid Yield OptionTM Notes ("LYONs") of the Company are traded on the New York Stock Exchange and the ParisBourse. The table below indicates the range of the high and low prices on the New York Stock Exchange and the high and low prices for the LYONs on the ParisBourse, in both cases as a percentage of principal amount at maturity, during each quarter in 1999 and to date in 2000.

                                                New York Stock Exchange               ParisBourse
                                                    Price per LYON                    Price per LYON
                                                -----------------------           ---------------------
Calendar Period                                   High             Low              High            Low
---------------                                 --------         ------           -------         ------
1998
    Second quarter (since June 5).........       85.13%          83.50%            99%            85.50%
    Third quarter.........................       85.13%           80%             88.50%          72.10%
    Fourth quarter........................        83%             80%              89%             75%

1999
   First quarter..........................        94%             84%             97.50%           90%
   Second quarter.........................        130%            94%            122.10%          101.30%
   Third quarter..........................        154%            122%            157%            124%
   Fourth quarter.........................        277%            145%            278%            146%

2000
   First quarter..........................        390%            225%            445%            210%
   Second quarter (through June 21).......        367%            282%            443%            332%


1999 Liquid Yield OptionTM Notes

         The 1999 Liquid Yield OptionTM Notes ("LYONs") of the Company are traded on the New York Stock Exchange and the ParisBourse. The table below indicates the range of the high and low prices on the New York Stock Exchange and the high and low prices for the LYONs on the ParisBourse, in both cases as a percentage of principal amount at maturity, during each quarter in 1999 and to date in 2000.

                                                    New York Stock                     ParisBourse
                                                Exchange Price per LYON              Price per LYON
                                            ------------------------------- -------------------------------
Calendar Period                                  High               Low         High                Low
---------------                             -------------      ------------ -------------      ------------
1999
     Third quarter (since September 16)....      84.06%            81.56%      80.83%             76.46%
     Fourth quarter........................       139%             78.48%        129%             78.48%

2000
     First quarter.........................       191%            119%           206%              126%
     Second quarter (through June 21)......       176%            138%           198%              156%


ParisBourse

         The securities of most large public companies are listed on the Premier Marche with the Second Marche available for small and medium-sized companies. Both the Premier Marche and the Second Marche are operated by the SBF. Securities are also traded on the Marche Libre-OTC which is also operated by the SBF.

         The Common Shares are listed on the Premier Marche. Shares listed on the ParisBourse are placed in one of four categories depending on the volume of transactions. The Common Shares are listed in the category known as Continu A, which includes the most actively traded shares (with a minimum daily trading volume of FF 250,000 or twenty trades).

         Official trading of listed securities on the ParisBourse is transacted through providers of investment services (investment companies and other financial institutions) and takes place continuously on each business day from 9:00 a.m. to 5:00 p.m., with a pre-opening session from 7:30 a.m. to 9:00 a.m. and a closing auction at 5:35 p.m. Any trade effected after the close of a stock exchange session will be recorded, on the next ParisBourse trading day, at the closing price for the relevant security at the end of the previous day's session. The SBF publishes a daily Official Price List that includes price information on each listed security. The ParisBourse has introduced continuous trading by computer for most listed securities.

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

Securities Trading in Italy

         The Mercato Telematico Azionario (the "MTA"), the Italian automated screen-based quotation system on which the Company's Common Shares are listed, is organized and administered by Borsa Italiana S.p.A. ("Borsa Italiana") subject to the supervision and control of CONSOB, the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of dealings and protect investors. Borsa Italiana was established to manage the Italian regulated financial markets (including the MTA) as part of the implementation in Italy of the EU Investment Services Directive pursuant to Legislative Decree No. 415 of July 23, 1996 (the "Eurosim Decree") as modified by Legislative Decree 58 of February 24, 1998 (the "Financial Act"). Borsa Italiana became operative in January 1998, replacing the administrative body Consiglio di Borsa, and has issued rules governing the organization and the administration of the Italian stock exchange, futures and options markets as well as the admission to listing on and trading in these markets. The shareholders of Borsa Italiana are primarily financial intermediaries.

         A three-day rolling cash settlement period applies to all trades of equity securities in Italy effected on a regulated market. Any person, through an authorized intermediary, may purchase or sell listed securities following (i) in the case of sales, deposit of the securities; and (ii) in the case of purchases, deposit of 100% of such securities' value in cash, or deposit of listed securities or government bonds of an equivalent amount. No "closing price" is reported for the electronic trading system, but an "official price", calculated for each security as a weighted average of all trades effected during the trading day net of trades executed on a "cross-order" basis, and a "reference price", calculated for each security as a weighted average of the last 10% of the trades effected during such day, are reported daily.

         If the opening price of a security (established each trading day prior to the commencement of trading based on bids received) differs by more than 10% (or such other amount established by Borsa Italiana) from the previous day's reference price, trading in that security will not be permitted until Borsa Italiana authorizes it. If in the course of a trading day the price of a security fluctuates by more than 5% from the last reported sale price (or 10% from the previous day's reference price), an automatic five minute suspension in the trading of that security will be declared. In the event of such a suspension, orders already placed may not be modified or cancelled and new orders may not be processed. Borsa Italiana has the authority to suspend trading in any security, among other things, in response to extreme price fluctuations. In urgent circumstances, CONSOB may, where necessary, adopt measures required to ensure the transparency of the market, orderly trading and protection of investors.

         Italian law requires that trading of equity securities, as well as any other investment services, may be carried out on behalf of the public only by registered securities dealing firms and banks (with minor exceptions). Banks and investment services firms organized in a member nation of the EU are permitted to operate in Italy provided that the intent of the bank or investment services firm to operate in Italy is communicated to (i) Bank of Italy and to (ii) Bank of Italy and CONSOB, respectively, by the competent authority of the member state. Non-EU banks and non-EU investment services firms may operate in Italy subject to a specific authorization granted by a decree of the Italian Ministry of Treasury and a resolution of the CONSOB, respectively.

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

                 Item 6: Exchange Controls and Other Limitations
                           Affecting Security Holders

         None.

                                Item 7: Taxation

Certain Dutch tax consequences for holders of Common Shares

         This summary describes the tax consequences that will generally apply in case of an investment in Common Shares under Dutch and United States tax laws in force and in effect as of the date of this annual report on Form 20-F, and is subject to changes in Dutch or U.S. law, including changes that could have retroactive effect. Not every potential tax consequence of such investment under the laws of The Netherlands or the United States will be addressed. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THEIR PARTICULAR PERSONAL TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF COMMON SHARES.

         Dutch taxation of non-resident shareholders

         This section "Dutch taxation of non-resident shareholders" describes certain Dutch tax consequences for a holder of Common Shares who is neither resident, nor deemed to be resident in The Netherlands for purposes of Dutch taxation (a "Non-Resident Shareholder").

         Withholding tax

         Dividends distributed by the Company generally are subject to a withholding tax imposed by The Netherlands at a rate of twenty five per cent. The expression "dividends distributed by the Company" used in this section includes, but is not limited to:

         i. distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

         ii. liquidation proceeds, proceeds of redemption of Common Shares or, as a rule, consideration for the repurchase of Common Shares by the Company in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

         iii. the par value of Common Shares issued to a holder of Common Shares or an increase of the par value of Common Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

         iv. partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of the Company has resolved in advance to make such repayment; and (b) the par value of the Common Shares concerned has been reduced by an equal amount by way of an amendment of the articles of association.

         If a double taxation convention is in effect between The Netherlands and the country of residence of a Non-Resident Shareholder, such Non-Resident Shareholder may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

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

         Taxes on income and capital gains

         A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by the Company (other than the withholding tax described above) or in respect of any gain realized on the disposal of Common Shares, provided that:

         (i) such Non-Resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable; and

         (ii) such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in the Company or, if such holder does have such an interest, it forms part of the assets of an enterprise.

         Generally, a holder of Common Shares will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of the Company and/or to five per cent or more of the liquidation proceeds of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

         Net wealth tax

         A Non-Resident Shareholder will not be subject to Dutch net wealth tax in respect of the Shares, provided that such Non-Resident Shareholder is not an individual or, if he is an individual, provided that such Non-Resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable.

         Gift and inheritance taxes

         No gift or inheritance taxes will arise in The Netherlands with respect to an acquisition of Common Shares by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

         (i) such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are or were attributable; or

         (ii) in the case of a gift of Common Shares by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

         For purposes of Dutch gift and inheritance tax, an individual who holds the Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

         Capital tax

         Dutch capital tax will be payable by the Company at a rate of 0.9 per cent of any contribution made in respect of the Common Shares.

         Other taxes and duties

         No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Common Shares.

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

                  Item 8: Selected Consolidated Financial Data

         Reference is made to the information appearing under the caption "Selected Consolidated Financial Data" on page 34 of the Company's 1999 Annual Report submitted as a Report on Form 6-K to the Securities and Exchange Commission on June 19, 2000 (the "1999 Annual Report"), which information is hereby incorporated by reference.

            Item 9: Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

         Reference is made to the information appearing under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 35 through 43 of the 1999 Annual Report, which information is hereby incorporated by reference.

       Item 9A: Quantitative and Qualitative Disclosures About Market Risk

         The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The Company has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks.

         The Company is exposed to changes in interest rates primarily as a result of its borrowing activities which include long-term debt used to fund business operations. The Company borrows in U.S. dollars as well as in other currencies from banks and other sources. The Company primarily enters into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs. The nature and amount of the Company's long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. The principal interest rate risks to which the Company is exposed relate to the Company's investment portfolio and long-term debt obligations. The Company primarily utilizes fixed-rate debt and does not expect changes in interest rates to have a material effect on income or cash flows in 2000.

         The functional currency of the Company's subsidiaries is generally the local currency. The Company's operating cash flows are denominated in various foreign currencies as a result of its international business activities and certain of its borrowings are exposed to changes in foreign exchange rates. The Company continually evaluates its foreign currency exposure based on current market conditions and the business environment. In order to mitigate the impact of changes in foreign currency exchange rates, the Company enters into forward exchange contracts. The magnitude and nature of such activities are explained further in Note 22 to the Consolidated Financial Statements.

         The Company places its cash and cash equivalents with high credit quality financial institutions. The Company manages the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. The Company is averse to principal loss and manages the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk.

         The Company enters into forward contracts and foreign currency options to protect against the volatility of foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the date the contract is made until the time it is settled.

         Forward contracts outstanding as of December 31, 1999 have remaining terms of one to 13 months, maturing mainly during first quarter 2000. The notional amounts of foreign exchange forward contracts totaled $611,567 at December 31, 1999, and $634,870 at December 31, 1998. The principal currencies covered are the Italian lira, the Japanese yen, the Euro, the British pound and the Swiss franc.

         The Company does not anticipate any material adverse effect on its financial position, result of operations or cash flows resulting from the use of the Company's instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. The Company does not use financial instruments for speculative or trading purposes.

         The information below summarizes the Company's market risks associated with cash equivalents, debt obligations, and other significant financial instruments as of December 31, 1999. The information below should be read in conjunction with Notes 13 and 22 to the Consolidated Financial Statements.

         The table below presents principal amounts and related weighted-average interest rates by year of maturity for the Company's investment portfolio and debt obligations (in thousands of U.S. dollars, except percentages):


                                                                                                     Fair value at
                           2000      2001      2002      2003     2004    Thereafter   TOTAL       December 31, 1999
                         ------------------------------------------------ ----------   -----       -----------------
Assets:
   Cash equivalents      1,823,086                                                   1,823,086             1,823,086
   Average interest         6.18%                                                        6.18%
   rate
Long-term debt:

   Fixed rate              96,669    86,976    87,168     9,688   10,795  1,153,850  1,445,146             2,845,234
   Average interest         4.97%     5.54%     5.68%     4.25%    3.97%      2.20%      2.82%
   rate

                                                         Amounts in thousands
                                                            of U.S. dollars
                                                        ------------------------

Long-term debt by currency as of December 31, 1999:
   U.S. dollar                                                    1,157,366
   Italian lira                                                     192,432
   French franc                                                      82,993
   Other currencies                                                  12,355
                                                                     ------
TOTAL in U.S. dollars                                             1,445,146
                                                                  =========

                                                         Amounts in thousands
                                                            of U.S. dollars
                                                        ------------------------
Long-term debt by currency as of December 31, 1998:
   U.S. dollar                                                      455,885
   Italian lira                                                     231,752
   French franc                                                      98,628
   Other currencies                                                  14,844
                                                                     ------
TOTAL in U.S. dollars                                               801,109
                                                                    =======

         The following table provides information about the Company's foreign exchange forward contracts at December 31, 1999 (in thousands of U.S. dollars):

                                                                                         Average Contractual
            Buy                     Sell                   Notional Amount              Forward Exchange Rate Fair Value
      -----------------     ---------------------    -----------------------------      --------------------  ----------
Foreign currency forward exchange contracts to buy U.S. dollars for foreign currencies:
      U.S. dollar           Euro                                           50,373                  1.02            (943)
      U.S. dollar           British pound                                  34,790                  1.62               61
      U.S. dollar           Italian lira                                  144,066              1,785.35            8,062
      U.S. dollar           Malaysian ringgit                             131,760                  3.79              185
                                                                          -------                                  -----
      Total                                                               360,989                                  7,365
                                                                          -------                                  -----

Foreign currency forward exchange contracts to buy Singapore dollars for foreign currencies:
      Singapore dollar      Euro                                            4,968                  1.68               31
      Singapore dollar      Japanese yen (1)                               36,186                  1.61            (410)
      Singapore dollar      U.S. dollar                                    77,600                  1.66              180
                                                                          -------                                  -----
      Total                                                               118,754                                  (199)
                                                                          -------                                  -----

Foreign currency forward exchange contracts to buy French francs for foreign currencies:
      French franc          U.S. dollar                                    43,000                  6.43            (547)
                                                                           ------                                  -----
      Total                                                                43,000                                  (547)
                                                                           ------                                  -----

Foreign currency forward exchange contracts to buy Japanese yen for foreign currencies:
      Japanese yen          Euro                                           19,558                104.92              460
      Japanese yen(1)       French franc                                   17,015                  6.16              696
                                                                           ------                                  -----
      Total                                                                36,573                                  1,156
                                                                           ------                                  -----

Foreign currency forward exchange contracts to buy Euro for foreign currencies:
      Euro                  Malaysian ringgit                                 781                  3.85              (2)
      Euro                  U.S. dollar                                    23,000                  1.02              379
                                                                           ------                                    ---
      Total                                                                23,781                                    377
                                                                           ------                                    ---

Foreign currency forward exchange contracts to buy Swiss francs for foreign currencies:
      Swiss franc             French franc                                  2,706                  4.09              (2)
      Swiss franc             U.S. dollar                                  16,345                  1.58            (236)
                                                                           ------                                  -----
      Total                                                                19,051                                  (238)
                                                                           ------                                  -----

Foreign currency forward exchange contracts to buy Swedish kroners for foreign currencies:
      Swedish kroner          U.S. dollar                                   7,000                  8.43             (56)
                                                                            -----                                   ----
      Total                                                                 7,000                                   (56)
                                                                            -----                                   ----

Foreign currency forward exchange contracts to buy British pounds for foreign currencies:
      British pound           French franc                                  2,419                 10.19               81
                                                                            -----                                     --
      Total                                                                 2,419                                     81
                                                                            -----                                  -  --

      TOTAL                                                               611,567                                  7,939
                                                                          =======                                  =====

(1)      Forward exchange rate for 100 Japanese yen.


         The following table provides information about the Company's foreign exchange forward contracts at December 31, 1998 (in thousands of U.S. dollars):


                                                                                              Average
                                                                                            Contractual
                                                                                         Forward Exchange
            Buy                      Sell                  Notional Amount                     Rate           Fair Value
     ------------------       -------------------    -----------------------------      --------------------  ----------

Foreign currency forward exchange contracts to buy U.S. dollars for foreign currencies:
     U.S. dollar              German mark                                  47,910                      1.70        (827)
     U.S. dollar              Euro                                          1,757                      1.19           26
     U.S. dollar              French franc                                 10,000                      5.53          118
     U.S. dollar              Italian lira                                121,832                  1,738.98     (10,124)
     U.S. dollar              Japanese yen                                  1,304                    121.55         (79)
     U.S. dollar              Malaysian ringgit                            10,142                      3.80            0
     U.S. dollar              Spanish peseta                                2,337                    144.50         (41)
                                                                            -----                               --------
     Total                                                                195,282                               (10,927)
                                                                          -------                               --------

Foreign currency forward exchange contracts to buy French francs for foreign currencies:
     French franc             Singapore dollar                              1,136                      0.30          (4)
     French franc             U.S. dollar                                 130,000                      5.60        (418)
                                                                          -------                                  -----
     Total                                                                131,136                                  (422)
                                                                          -------                                  -----

Foreign currency forward exchange contracts to buy Italian lira for foreign currencies:
     Italian lira(1)          Singapore dollar                                565                      1.00          (5)
     Italian lira             U.S. dollar                                 115,000                  1,662.10          187
     Italian lira(1)          Malaysian ringgit                                62                      2.35            0
                                                                               --                                    ---
     Total                                                                115,627                                    182
                                                                          -------                                    ---

Foreign currency forward exchange contracts to buy Singapore dollars for foreign currencies:
     Singapore dollar         Japanese yen(2)                              25,653                      1.39        (839)
     Singapore dollar         U.S. dollar                                  78,000                      1.64        (274)
                                                                           ------                                  -----
     Total                                                                103,653                                (1,113)
                                                                          -------                                -------

Foreign currency forward exchange contracts to buy Swiss francs for foreign currencies:
     Swiss franc              French franc                                  2,851                      4.11          (8)
     Swiss franc              Italian lira                                    731                  1,218.50            2
     Swiss franc              Singapore dollar                                202                      1.23          (5)
     Swiss franc              U.S. dollar                                  40,205                      1.36        (404)
                                                                           ------                                  -----
     Total                                                                 43,989                                  (415)
                                                                           ------                                  -----

Foreign currency forward exchange contracts to buy German marks for foreign currencies:
     German marks             Malaysian ringgit                               396                      2.28            0
     German marks             Singapore dollar                              4,138                      1.02          114
     German marks             U.S. dollar                                  14,000                      1.69          132
                                                                           ------                                    ---
     Total                                                                 18,534                                    246
                                                                           ------                                    ---

Foreign currency forward exchange contracts to buy Euro for foreign currencies:
     Euro                     French franc                                  8,503                      6.58         (30)
                                                                            -----                                   ----
     Total                                                                  8,503                                   (30)
                                                                            -----                                   ----

Foreign currency forward exchange contracts to buy Japanese yen for foreign currencies:
     Japanese yen             French franc                                  5,652                     21.69          380
     Japanese yen             Italian lira                                  1,739                     14.41           32
     Japanese yen(2)          Malaysian ringgit                               104                      3.20            0
                                                                              ---                                    ---
     Total                                                                  7,495                                    412
                                                                            -----                                    ---

Foreign currency forward exchange contracts to buy Malaysian ringgit for foreign currencies:
     Malaysian ringgit        U.S. dollar                                   5,470                      3.80            0
                                                                            -----                                    ---
     Total                                                                  5,470                                      0
                                                                            -----                                    ---

Foreign currency forward exchange contracts to buy British pounds for foreign currencies:
     British pound            French franc                                  3,510                      9.44         (32)
     British pound            Italian lira                                  1,671                  2,730.00           19
                                                                            -----                                    ---
     Total                                                                  5,181                                   (13)
                                                                            -----                                   ----

     TOTAL                                                                634,870                               (12,080)
                                                                          =======                               ========
-----------------
(1)      Forward exchange rate for 1000 Italian lira.
(2)      Forward exchange rate for 100 Japanese yen.



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

         Pursuant to various shareholders agreements, the membership of the Supervisory Board of the Company must include three members designated by the French shareholders from the Board of Directors of FT1CI (following the merger of FT2CI and FT1CI, a corporation owned by CEA-Industrie and France Telecom), and three members designated by the Italian shareholder. See "Item 4: Control of Registrant--Shareholder Agreements." The Supervisory Board of the Company currently includes two members who are not affiliated with ST Holding and its direct and indirect shareholders.

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

         The members of the Supervisory Board are:

Name                          Position          Year Appointed               Age
----                          --------          --------------               ---
Jean-Pierre Noblanc           Chairman                1994                    61
Bruno Steve                   Vice Chairman           1989                    58
Tom de Waard                  Member                  1998                    53
Remy Dullieux                 Member                  1993                    49
Riccardo Gallo                Member                  1997                    56
Francis Gavois                Member                  1998                    64
Alessandro Ovi                Member                  1994                    56
Robert M. White               Member                  1996                    61


         Jean-Pierre Noblanc has been the Chairman of the Supervisory Board since May 31, 1999, and has been a member of the Supervisory Board since 1994. He served as Vice Chairman of the Supervisory Board from June 1996 to May 31, 1999. Mr. Noblanc is presently General Manager of the Components Sector of CEA Industrie. Prior to joining CEA Industrie, Mr. Noblanc served at CNET, the Research Center of France Telecom, as Director of the Applied Research Center of Bagneux and of the Microelectronics Center of Grenoble. Mr. Noblanc holds a degree in engineering from the Ecole Superieure d'Electricite and a doctoral degree in physical sciences from the University of Paris. Mr. Noblanc is an Associate Member of the Committee on Applications of the French Academy of Sciences and a director of Thomson S.A. Mr. Noblanc also serves on the Board of Directors of CEA Industrie, FT1CI and Picogiga S.A.

         Bruno Steve has been a member of the Company's Supervisory Board since 1989 and its Chairman until May 31, 1999. He served as Vice Chairman of the Supervisory Board from 1989 to July 1990. From July 1990 to March 1993, Mr. Steve served as Chairman of the Supervisory Board. He has been with I.R.I., Finmeccanica's parent company, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently President of the board of statutory auditors of Alitalia S.p.a., Italia Express S.p.a. and Iritecna S.p.a. in liquidazione and member of statutory auditors of Stretto di Messina S.p.A. and Sigma S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia, I.R.I.'s holding company for the telecommunications sector.

         Tom de Waard was appointed to the Supervisory Board in 1998. Mr. de Waard is a partner of Clifford Chance, a leading English law firm, since March 2000. Prior to that, he was a partner at Stibbe, Simont, Monahan, & Duhot, where he has held several positions since 1979 and has gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and received his law degree from Leiden University in 1979.

         Remy Dullieux has been a member of the Supervisory Board since 1993. He is a graduate of the Ecole Polytechnique. Since June 1996, Mr. Dullieux has served as a France Telecom Executive Manager for the Northern and Eastern areas of France. From 1991 to June 1996, Mr. Dullieux served as Group Executive Vice President for Strategic Procurement and Development of France Telecom. From 1985 to 1988, Mr. Dullieux served as Regional Manager of Creteil. Mr Dullieux also serves on the Board of Directors of FT1CI.

         Riccardo Gallo was appointed to the Supervisory Board in 1997. He is Associate Professor of Industrial Economics at the Engineering Faculty of "La Sapienza" University in Rome. He has also been a member of the board of directors of Comitato Sir from 1981 until the present. From 1982 to 1991, he served as Director General at the Italian Ministry of the National Budget. In the early 1990s, he served as Vice Chairman of I.R.I. In 1994, he was appointed by the Italian Minister of Industry as Extraordinary Commissioner of Fidia, a research-oriented pharmaceutical company.

         Francis Gavois was appointed to the Supervisory Board in 1998. Mr. Gavois is the Chairman of the Supervisory Board of ODDO et Cie. He is also a member of the Board of Directors of Plastic Omnium, FT1CI and the Supervisory Board of the Consortium de Realisation (CDR). From 1984 to 1997, Mr. Gavois held several positions, including Chairman of the Board of Directors and President of Banque Francaise du Commerce Exterieur (BFCE). Prior to that time Mr. Gavois held positions in the French government. He is Inspecteur des Finances and a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration.

         Alessandro Ovi has been a member of the Supervisory Board since 1994. He received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a masters degree in operations research from Massachusetts Institute of Technology. He currently serves on the boards Italtel, Carnegie Mellon University and Corporation Development Committee of the Massachusetts Institute of Technology. Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.a., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

         Robert M. White was appointed to the Supervisory Board in June 1996. Mr. White is a University Professor and Director of the Data Storage Systems Center at Carnegie Mellon University and serves as a member of several corporate boards, including those of Ontrack Data Systems, Inc., and Read-Rite, Inc. He is a member of the U.S. National Academy of Engineering. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States Government. Prior to 1990, Mr. White served in several key executive positions at Xerox Corporation, Control Data Corporation and MCC. He received a doctoral degree in physics from Stanford University and graduated with a degree in physics from Massachusetts Institute of Technology.

The Supervisory Board has established an Audit Committee currently chaired by Mr. de Waard and also comprised of Messrs. Gavois, Ovi and White, a Compensation Committee comprised of the Chairman (Mr. Noblanc), the Vice Chairman (Mr. Steve) and an independent director (Mr. White) and a Strategic Committee comprised of Messrs. Noblanc and Steve.

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

         The general meeting of shareholders may suspend or dismiss one or more members of the Management Board at a meeting at which at least one-half of the outstanding share capital is present or represented. No quorum is required if a suspension or dismissal is proposed by the Supervisory Board. The Supervisory Board may suspend members of the Management Board, but a general meeting of shareholders must be convened within three months after such suspension to confirm or reject the suspension. The Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of the Management Board, be temporarily responsible for the management of the Company. Upon delegation from the Supervisory Board, the Compensation Committee determines the compensation and other terms and conditions of employment of the members of the Management Board.

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


                                                                                            Years in
                                                                            Years with     Semiconductor
                Name                          Position                      Company(1)      Industry        Age
                ----                          --------                      ----------     -------------    ---
Pasquale Pistorio          President and Chief Executive Officer                20             36           64
Georges Auguste            Corporate Vice President, Total Quality and          13             26           51
                           Environmental Management
Laurent Bosson             Corporate Vice President, Front-end                  17             17           57
                           Manufacturing
Carlo Bozotti              Corporate Vice President, Memory Products Group      23             23           47
Salvatore Castorina        Corporate Vice President, Discrete and               18             34           63
                           Standard ICs Group


                                                                                            Years in
                                                                            Years with     Semiconductor
                Name                          Position                      Company(1)      Industry     Age
                ----                          --------                      ----------      --------     ---

Alain Dutheil              Corporate Vice President, Strategic Planning         17             30         55
                           and Human Resources
Philippe Geyres            Corporate Vice President, Consumer and               16             24         48
                           Microcontroller Group
Maurizio Ghirga            Corporate Vice President, Chief Financial            17             17         62
                           Officer
Jean-Claude Marquet        Corporate Vice President, Asia/Pacific               14             33         58
                           Region
Pier Angelo Martinotti     Corporate Vice President, New Ventures               19             32         59
                           Group
Joel Monnier               Corporate Vice President, Central Research           17             26         54
                           and Development
Piero Mosconi              Corporate Vice President, Treasurer                  36             36         60
Carmelo Papa               Corporate Vice President, Region Five                16             16         51
Richard Pieranunzi         Corporate Vice President, Americas Region            19             34         61
Aldo Romano                Corporate Vice President, Telecommunications,        35             35         59
                           Peripherals and Automotive Group
Giordano Seragnoli         Corporate Vice President, Back-end                   35             37         63
                           Manufacturing and Subsystems Products Group
Keizo Shibata              Corporate Vice President, Japan Region                8             35         63
Enrico Villa               Corporate Vice President, European Region            32             32         59

--------------
(1)  Including years with Thomson Semiconducteurs or SGS Microelettronica.


         Pasquale Pistorio has more than 36 years of experience in the semiconductor industry. After graduating in Electrical Engineering from the Polytechnical University of Turin in 1963, he started his career selling Motorola products. Mr. Pistorio joined Motorola in 1967, becoming Director of World Marketing in 1977 and General Manager of the International Semiconductor Division in 1978. Mr. Pistorio joined SGS Microelettronica as President and Chief Executive Officer in 1980 and became President and Chief Executive Officer of the Company upon its formation in 1987.

         Georges Auguste has served as Corporate Vice President, Total Quality and Environmental Management since 1999. Mr. Auguste received a degree in engineering from the Ecole Superieure d'Electricite (SUPELEC) in 1974 and a diploma in business administration from the Caen University in 1976. Prior to joining the Company, Mr. Auguste worked with Philips Components from 1974 to 1986, in various positions in the field of manufacturing. From 1990 to 1997 he headed the Company's operations in Morocco and from 1997 to 1999 Mr. Auguste served as director of Total Quality and Environmental Management.

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

         Carmelo Papa has served as Corporate Vice President, Region Five since January 2000. Mr . Papa received his degree in nuclear physics at Catania University. Mr. Papa joined the Company in 1983 and since 1986 has been Director of Product Marketing and Customer Service for Transistors and Standard ICs. During this time, he has overseen a substantial growth both in the product portfolio and the sales volume. He has also played a key role both in the expansion of the Company's facility in Catania, Italy, from its origin as a low-cost assembly plant to its present position as one of the Company's most important and dynamic centres, hosting advanced R&D in areas ranging from process technology to fuzzy logic and other "soft computing" disciplines, leading-edge wafer manufacturing and Sales and Marketing HQ for the Company's Discrete and Standard Circuits division.

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

                 Item 11: Compensation of Directors and Officers

         The aggregate cash compensation payable for 1999 to the members of the Supervisory Board by the Company was approximately $460,000. The amount of cash compensation for 1999 paid to the executive officers of the Company and members of the Management Board as a group by the Company and its subsidiaries was approximately $8.5 million.

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

         The executive officers and the Management Board were also covered in 1999 under certain group life and medical insurance programs provided by the Company. The aggregate additional amount set aside by the Company in 1999 to provide pension, retirement or similar benefits for executive officers and the Management Board of the Company as a group is estimated to have been approximately $3.3 million.

     Item 12: Options to Purchase Securities from Registrant or Subsidiaries

Stock Option Plans

         The following description of the Company's stock options plans has been adjusted for the 2:1 stock split effected on June 16, 1999 and the 3:1 stock split effected on May 5, 2000. Taking into account these stock splits, the total options outstanding as of May 27, 2000 give the right to acquire 19,945,300 Common Shares by its employees and 319,500 Common Shares by members and professionals of the Supervisory Board.

         All options to purchase Common Shares under the Company's first stock option plan (the "1989 Stock Option Plan") expired on December 18, 1999.

         On October 20, 1995, the shareholders of the Company approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a new stock option plan which provides for the granting to managers and professionals of the Company of options to purchase up to a maximum of 33.0 million Common Shares (the "1995 Stock Option Plan"). The Company has granted options to acquire a total of 23,851,200 shares pursuant to the 1995 Stock Option Plan as follows:

         o The Company granted options to purchase 7,200,000 Common Shares with an exercise price per Common Share of $6.04. All such options will expire on March 1, 2004. As of May 27, 2000, options to purchase 3,352,910 shares were outstanding.

         o The Company granted options to purchase 3,873,000 Common Shares with an exercise price per Common Share of $14.23, which will expire on September 12, 2005. As of May 27, 2000, options to purchase 3,805,050 shares were outstanding.

         o The Company granted options to purchase 3,900,000 Common Shares with an exercise price per Common Share of $12.03, which will expire on July 28, 2006. As of May 27, 2000, options to purchase 3,861,300 shares were outstanding.

         o The Company granted options to purchase 8,878,200 Common Shares with an exercise price per Common Shares of $24.88, which will expire on September 16, 2007. As of May 27, 2000, options to purchase 8,779,200 shares were outstanding.

         The Company also made a special grant of options under the 1995 Stock Option Plan to former employees of Arithmos, a company which designs controller ICs for flat panel displays and LCD monitors with an exercise price of $55.25 and which will expire on January 24, 2008. As of May 27, 2000, options to purchase 126,840 shares were outstanding pursuant to this grant.

         As of May 27, 2000, of the total options outstanding under the 1995 Stock Option Plan, options to purchase 4,868,280 shares were held by executive officers as a group.

         In June 1996, the general meeting of shareholders approved the granting of options to members and professionals of the Supervisory Board which correspond to the right to purchase approximately 432,000 Common Shares of the Company over a period of three years, beginning in 1996. The following options have been granted:

         o In 1996, the Company granted to members and professionals of the Supervisory Board options to purchase 198,000 Common Shares with an exercise price per Common Share of $9.00, which will expire on October 22, 2004. As of May 27, 2000, options to purchase 63,000 shares were outstanding.

         o In 1997, the Company granted to members and professionals of the Supervisory Board options to purchase 90,000 Common Shares with an exercise price per Common Share of $14.23, which will expire on September 12, 2005. As of May 27, 2000, options to purchase 31,500 shares were outstanding.

         o In 1998, the Company granted to members and professionals of the Supervisory Board options to purchase 90,000 Common Shares with an exercise price per Common Share of $12.03, which will expire on July 28, 2006. As of May 27, 2000, options to purchase 45,000 shares were outstanding.

         In 1999, the general meeting of the shareholders voted to renew the Supervisory Board Option Plan whereby members of the Supervisory Board may receive, during the three-year period 1999-2001, at least the same number of options as were granted during the first three-year period. The following options have been granted:

         o The Company granted options to members and professionals of the Supervisory Board to purchase 180,000 Common Shares with an exercise price per Common Share of $24.88 which will expire on September 16, 2007. As of May 27, 2000, options to purchase 180,000 shares were outstanding.

             Item 13: Interest of Management in Certain Transactions

         The Company has formed a joint venture research and development center with France Telecom R&D in the form of a GIE. France Telecom R&D is a research laboratory that is wholly owned by France Telecom, one of the indirect shareholders of the Company. See "Item 1: Description of Business--Research and Development" and "Item 4: Control of Registrant." The research center is housed at the Company's Crolles, France manufacturing facility, and is developing submicron process technologies. The joint venture between the Company and France Telecom R&D was created in 1990 before France Telecom became an indirect shareholder of the Company.

         The Company has signed an agreement providing for a research and development cooperation with GRESSI, the research and development GIE formed by France Telecom R&D and LETI, a research laboratory that is a department of CEA-Industrie, the parent of one of the indirect shareholders of the Company. See "Item 4: Control of Registrant." The objectives of the cooperation is to develop basic know-how on innovative aspects of VLSI technology evolution which can be transferred to industrial applications, and to address the development of innovative process steps and process modules to be used in future generations of VLSI products. The cooperation agreement was based upon a multi-year plan through 1998, of which the Company bore half of the total cost. The cooperation with GRESSI was superseded, as of January 1, 1999, by a tripartite cooperation arrangement between the Company, France Telecom R&D and LETI, within the framework of an extended GIE named Centre Commun de Microelectronique de Crolles. This cooperation is directed towards sub 0.18 micron technologies with a view to preparing the technology to begin production of 12-inch wafers and associated wafer fabrication processes. The tripartite cooperation is intended to last until the end of 2002.

         The Company participates in certain programs sponsored by the French and Italian governments for the funding of research and development and industrialization through direct grants as well as low interest financing. See "Item 1: Description of Business--Public Funding." The shareholders of ST Holding, the corporate parent of the Company's principle shareholder, are controlled, directly or indirectly, by the governments of the Republics of France and Italy. See "Item 4: Control of Registrant."

         Sales to shareholders of the Company and their affiliates totaled $19.0 million in 1999.

                                     PART II

               Item 14: Description of Securities to be Registered

         Not applicable.

                                    PART III

                     Item 15: Default Upon Senior Securities

         None.

           Item 16: Changes in Securities and Changes in Security for Registered Securities and Use of Proceeds

         On April 26, 2000, the Company's shareholders approved a 3:1 stock split, changing the par value of each Common Share to EUR 1.04. The changes became effective May 5, 2000. After these changes and as of May 27, 2000 the Company's authorized share capital was EUR 1,809,600,000 consisting of 1,200,000,000 Common Shares and 540,000,000 Preference Shares of EUR 1.04 nominal value each.

                                     PART IV

                          Item 17: Financial Statements

         Not applicable.

                          Item 18: Financial Statements

         See "Item 19: Financial Statements and Exhibits" for a list of financial statements filed pursuant to this Item 18.

                   Item 19: Financial Statements and Exhibits

         With the exception of the items incorporated by reference elsewhere in this annual report, the 1999 Annual Report is not deemed to be filed as part of this annual report.

(a)      Financial Statements

         The financial statements, together with the report thereon of PricewaterhouseCoopers N.V. dated January 25, 2000, appearing on pages 44-59 of the 1999 Annual Report, are incorporated herein by reference.


                                                                                             Reference Page
                                                                                    --------------------------------
                                                                                                     1999 Annual
                                                                                      Form 20-F         Report

                                                                                    -------------- -----------------
Financial Statements:

Report of Independent Accountants for Years Ended
     December 31, 1999, 1998 and 1997..................................                  --               59
Consolidated Statement of Income for the Years Ended
     December 31, 1999, 1998 and 1997..................................                  --               44
Consolidated Balance Sheet as of December 31, 1999 and 1998............                  --               45
Consolidated Statement of Cash Flows for the Years Ended
December 31, 1999, 1998 and 1997.......................................                  --               46
Consolidated Statement of Changes in Shareholders' Equity for the Years Ended
December 31, 1999, 1998 and 1997.......................................                  --               47
Notes to Consolidated Financial Statements.............................                  --             48-58

         Financial Statement Schedules:

For each of the three years in the period ended December 31, 1999
     Schedule II Valuation and Qualifying Accounts.....................                  S-1             --
All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto..................................................
Report of Independent Accountants on Financial Statement Schedule......                  S-2             --

(b)      Exhibits

         1.1 Articles of Association, as amended as of May 5, 2000, of the Company

         2.1 Subsidiaries of the Company (see Note 3 to the Consolidated Financial Statements)

         2.2      Consent of PricewaterhouseCoopers N.V.

         99.1 Pages 34 to 59 of the 1999 Annual Report, submitted to the Securities and Exchange Commission as a Report on Form 6-K by STMicroelectronics N.V. on June 19, 2000. With the exception of the information on these pages, the 1999 Annual Report is not deemed filed as part of this annual report on Form 20-F.

                                  CERTAIN TERMS


ASD........................     application-specific discrete technology
ASIC.......................     application-specific IC
ASSP.......................     application-specific standard product
ATM........................     asynchronous transfer mode
BCD........................     bipolar, CMOS and DMOS process technology
BiCMOS.....................     bipolar and CMOS process technology
CAD........................     computer aided design
CIM........................     computer integrated manufacturing
CMOS.......................     complementary metal oxide silicon
DMOS.......................     diffused metal oxide silicon
DRAMS......................     dynamic random access memory
DSP........................     digital signal processor
EMAS.......................     The Eco-Management and Audit Scheme (EAMS) is the voluntary European
                                Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EEPROM.....................     electrically erasable programmable read-only memory
EPROM......................     erasable programmable read-only memory
GPS........................     global positioning system
HCMOS......................     high-speed complementary metal-oxide-silicon
IC.........................     integrated circuit
IGBT.......................     insulated gate bipolar transistors
ISDN.......................     integrated services digital network
JavaCard(TM)applets........     application software for smartcard developed on Java platform
Java.......................     operating system developed by Sun Microsystems
Kbit.......................     Kilobit
Mbit.......................     Megabit
MCUs.......................     microcontroller units
MIPS.......................     million instructions per second
MOS........................     metal oxide silicon process technology
MOSFET.....................     metal oxide silicon field effect transistor
MPEG.......................     motion picture experts group
NVRAM......................     nonvolatile SRAM
OEM........................     original equipment manufacturer
OTP........................     one-time programmable
PROM.......................     programmable read-only memory
RAM........................     random access memory
RF.........................     radio frequency
RISC.......................     reduced instruction set computing
ROM........................     read-only memory
SAM........................     serviceable available market
SLIC.......................     subscriber line interface card
SPC........................     statistical process control
SRAM.......................     static random access memory
STB........................     set-top box
TAM........................     total available market
VLSI.......................     very large scale integration
VoIP.......................     Voice over Internet protocol

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               STMICROELECTRONICS N.V.

Date:  June 27, 2000


                               By: /S/   PASQUALE PISTORIO
                                   -----------------------
                                   Name: Pasquale Pistorio
                                   Title: President and Chief Executive Officer

                             STMICROELECTRONICS N.V.
                        VALUATION AND QUALIFYING ACCOUNTS
                     (Currency - Thousands of U.S. dollars)


                                               Balance
                                                  as                    Charged to                 Balance at
Valuation and qualifying accounts             beginning   Translation   costs and                   end of
deducted from the related asset accounts      of period    adjustment    expenses     Deductions     period
                                              ---------   -----------   ----------    ----------   ----------

1999

Inventories.........................            53,955          --         42,137    (53,955)        42,137
Accounts Receivable ................            10,494        (452)         1,662       (114)        11,590

1998
Inventories.........................            68,182         --          53,955    (68,182)        53,955
Accounts Receivable ................            15,228         89          (3,741)    (1,082)        10,494

1997
Inventories.........................            45,176         --          68,182    (45,176)        68,182
Accounts Receivable.................            18,152      (1,902)             7     (1,029)        15,228

                      Report of Independent Accountants on
                          Financial Statement Schedule


To the Supervisory Board and Shareholders of STMicroelectronics N.V.

Our audits of the consolidated financial statements referred to in our report dated January 25, 2000 appearing on page 59 of the 1999 Annual Report to Shareholders of STMicroelectronics N.V. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 20-F) also included an audit of the financial statement schedule listed in Item 19 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers N.V.


Amsterdam, The Netherlands
January 25, 2000

                                INDEX TO EXHIBITS

            Name                                                                                         Page
            ----                                                                                         ----
1.1        Articles of Association, as amended as of May 5, 2000,
           of the Company..................................................................

2.2        Consent of PricewaterhouseCoopers N.V...........................................

99.1       Pages 34 to 59 of the 1999 Annual Report, submitted to the Securities and
           Exchange Commission as a Report on Form 6-K by STMicroelectronics N.V. on June
           19, 2000........................................................................