Form 20-F
period 2000-12-31
STMICROELECTRONICS NV
filed 2001-05-15
CIK 932787

As filed with the Securities and Exchange Commission on May 15, 2001

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                    FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended: December 31, 2000
                                   OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from           to

                         Commission file number: 1-13546

                             ----------------------

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

 Securities registered or to be registered pursuant to Section 12(b) of the Act:


                                                                          Name of each exchange on
              Title of each class:                                            which registered:
------------------------------------------------                    -----------------------------------
Common Shares, nominal value Euro 1.04 per share                            New York Stock Exchange
Liquid Yield OptionTM Notes due June 10, 2008                               New York Stock Exchange
Liquid Yield OptionTM Notes due September 22, 2009                          New York Stock Exchange


        Securities registered or to be registered pursuant to Section 12(g) of the Act: None

                              -------------------

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

                              -------------------


        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                            889,881,287 Common Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes   |X|             No   [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                         Item 17   [ ]        Item 18   |X|


================================================================================

                                TABLE OF CONTENTS


PART I............................................................................................................4
         ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........................................4
         ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE........................................................4
         ITEM 3:   KEY INFORMATION................................................................................4
         ITEM 4.   INFORMATION ON THE COMPANY....................................................................15
         ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................42
         ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................54
         ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................65
         ITEM 8.   FINANCIAL INFORMATION.........................................................................68
         ITEM 9.   THE OFFER AND LISTING.........................................................................69
         ITEM 10.  ADDITIONAL INFORMATION........................................................................74
         ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................................84
         ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................87


PART II..........................................................................................................88
         ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................88
         ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                    AND USE OF PROCEEDS..........................................................................88
         ITEM 15.  [RESERVED]....................................................................................88
         ITEM 16.  [RESERVED]....................................................................................88


PART III.........................................................................................................89
         ITEM 17.  FINANCIAL STATEMENTS..........................................................................89
         ITEM 18.  FINANCIAL STATEMENTS..........................................................................89
         ITEM 19.  EXHIBITS......................................................................................89

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

         In this annual report, references to "we" and "us" are to STMicroelectronics NV together with its consolidated subsidiaries, references to "EU" are to the European Union, references to the "Euro" and the "euro" are to the euro currency of the EU, references to the "United States" and "U.S." are to the United States of America and references to "$" or to "U.S. dollars" are to United States dollars.

         References in this annual report to published industry data are references to data published by Pathfinder Research, Inc. ("Pathfinder ") or Dataquest-Gartner Group and references to trade association data are references to World Semiconductor Trade Statistics ("WSTS"). Except as otherwise disclosed herein, all references to our market positions in this annual report are based on 2000 revenues according to published industry data. Certain terms used in this annual report are defined in "Certain Terms."

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this annual report that are not historical facts, including without limitation, certain statements made in the sections hereof entitled "Item 4: Information on the Company" and "Item 5:
Operating and Financial Review and Prospects," are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors,

o General business and economic conditions in the countries, the markets and the business segments in which we and our customers operate;

o Market demand for our products and changes in customer order patterns and requirements including, but not limited to, order cancellation or rescheduling;

o Competitive factors including the pricing of products in an increasingly competitive environment;

o The development, qualification and availability of innovative products in a rapidly changing technological environment;

o Our ability to implement cost reductions in a timely manner and the success of those actions;

o        Manufacturing risks;

o        Insufficient, excess or obsolete inventory;

o        Our ability to recruit and retain skilled personnel; and

o        Currency fluctuations and other risks.

         Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth are discussed in more detail, including under "Item 3: Key Information - Risk Factors," "Item 4: Information on the Company" and "Item 5: Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.

                                     PART I

Item 1:  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2:  Offer Statistics and Expected Timetable

         Not applicable.

Item 3:  Key Information

Selected Financial Data

         The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2000. Such data have been derived from our consolidated financial statements. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 2000, including the Notes thereto (collectively, the "Consolidated Financial Statements"), are included elsewhere in this annual report.

         The following information should be read in conjunction with "Item 5:
Operating and Financial Review and Prospects" and the Consolidated Financial Statements and the related notes thereto included elsewhere in this annual report.


                                                                            Year ended December 31,
                                                            1996         1997        1998(1)      1999(1)      2000(1)
                                                         ----------   ----------  ------------  -----------  ----------
                                                                 (in millions except per share and ratio data)
Consolidated Statement of Income Data:
   Net sales .......................................     $ 4,078.3    $3,969.8     $4,210.6     $5,023.1     $ 7,764.4
   Other revenues...................................          44.1        49.4         37.2         33.2          48.8
                                                              ----        ----         ----         ----          ----
   Net revenues.....................................       4,122.4     4,019.2      4,247.8      5,056.3       7,813.2
   Cost of sales....................................      (2,414.7)   (2,457.4)    (2,623.0)    (3,054.5)     (4,216.9)
                                                          ---------   ---------    ---------    ---------     ---------
   Gross profit.....................................       1,707.7     1,561.8      1,624.8      2,001.8       3,596.3
   Operating expenses:
     Selling, general and administrative............        (421.1)     (454.3)      (488.1)      (534.2)       (703.7)
     Research and development(2) ...................        (532.3)     (610.9)      (689.8)      (836.0)     (1,026.3)
     Other income and expenses(2) ..................          45.1        23.2         76.5         39.9         (83.6)
                                                              ----        ----         ----         ----         ------
       Total operating expenses.....................        (908.3)   (1,042.0)    (1,101.4)    (1,330.3)     (1,813.6)
                                                            ------    --------     --------     --------      --------
   Operating income.................................         799.4       519.8        523.4        671.5       1,782.7
   Net interest income (expense)....................         (11.2)       (2.6)         8.7         35.6          46.7
   Gain on disposal of investments..................           7.3           -            -            -             -
                                                               ---         ---          ---          ---           ---
   Income before income taxes and minority interests         795.5       517.2        532.1        707.1       1,829.4
   Income tax expense...............................        (171.6)     (113.0)      (120.4)      (157.2)       (375.1)
                                                            ------      ------       ------       ------        ------
   Income before minority interests.................         623.9       404.2        411.7        549.9       1,454.3
   Minority interests...............................           1.6         2.4         (0.6)        (2.6)         (2.2)
                                                               ---         ---         ----         ----          ----
   Net income.......................................     $   625.5    $  406.6     $  411.1     $  547.3       1,452.1
                                                         =========    ========     ========     ========       =======
   Earnings per share (basic)(3) ...................     $    0.75    $   0.49     $   0.49     $   0.64     $    1.64
   Earnings per share (diluted)(3) .................     $    0.75    $   0.48     $   0.48     $   0.62     $    1.58
   Number of shares used in calculating
     earnings per share (basic).....................         832.2       834.6        845.1        859.1         885.7
   Number of shares used in calculating
     earnings per share (diluted)...................         835.2       839.1        864.3        901.2         936.1
   Ratio of earnings to fixed charges(4)                      18.6        13.4         12.7         16.3          29.3
   Dividends per share(3) ..........................     $       -    $      -     $      -     $  0.027     $    0.03


Consolidated Balance Sheet Data (end of period):
   Cash, cash equivalents and marketable
     securities(1)                                       $   556.4    $  702.2     $1,100.7     $1,823.1     $ 2,330.9
   Working capital(5)...............................         611.8       443.5        855.1        398.5         372.5
   Total assets.....................................       5,005.5     5,445.7      6,434.0      7,930.3      11,880.5
   Short-term debt (including current portion)......         428.2       424.6        191.2        123.2         141.6
   Long-term debt (excluding current portion)(1) ...         194.9       356.4        755.8      1,348.5       2,700.5
   Shareholders' equity(1) .........................       3,260.0     3,307.4      4,083.3      4,563.9       6,124.6
   Capital stock(6) ................................       2,003.3     2,004.9      2,232.3      2,508.0       2,823.6

Consolidated Operating Data:
   Capital expenditures(7) ........................      $ 1,125.2    $1,035.4     $  947.3     $1,347.5     $ 3,317.6
   Net cash provided by operating activities........         980.7       983.8      1,012.5      1,469.3       2,431.8
   Depreciation and amortization(7) ................        535.9        608.1        704.0        806.8       1,108.2


---------
(1) On November 16, 2000, we issued $1,480.0 million initial aggregate principal amount of zero-coupon unsubordinated convertible notes, due 2010, for net proceeds of $1,457.8 million. On September 22, 1999, we completed an equity offering of 8,970,000 shares of capital stock at $24.88 (adjusted for the 3-for-1 stock split) for net proceeds of $216.8 million. On September 22, 1999, we also completed a debt offering of $720.9 million initial aggregate principal amount of zero-coupon convertible Liquid Yield Option(TM) Notes, due 2009, for net proceeds of $708.3 million. On June 10, 1998, we completed an equity offering of 18,000,000 shares of capital stock at $12.03 (adjusted for the 2-for-1 and 3-for-1 stock splits) for net proceeds of $208.8 million. On June 10, 1998, we also completed a debt offering of $431.7 million initial aggregate principal amount of zero-coupon convertible Liquid Yield Option(TM) Notes, due 2008, for net proceeds of $421.8 million. We have issued a redemption notice for these LYONs and intend to redeem them at a redemption price of $885.22 per $1,000 principal amount on June 11, 2001. According to the information available to us, on May 11, 2001, approximately $45.6 million in total indebtedness was outstanding under the 1998 LYONs. Based on the amount outstanding on May 11, 2001, if all remaining holders of the 1998 LYONs chose to convert them into Common Shares before the redemption date, 2,772,291 Common Shares would be issued.

(2) Other income and expenses include, among other things, funds received through government agencies for research and development expenses, and the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and goodwill amortization. Our reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

(3) All share information has been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000. See Note 2.19 to the Consolidated Financial Statements. Earnings per share have been restated to reflect the adoption in 1997 of Statement of Financial Accounting Standard No. 128 "Earnings per Share." See Note
       2.10 and Note 12 to the Consolidated Financial Statements.

(4) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests, plus fixed charges. Fixed charges consist of interest expenses.

(5) Working capital is calculated as current assets (excluding cash, cash equivalents and marketable securities) less current liabilities (excluding bank overdrafts, short-term debt and current portion of long-term debt.)

(6)    Capital stock consists of common stock and capital surplus.

(7) Capital expenditures are net of certain funds received through government agencies, the effect of which is to decrease depreciation.

Risk Factors

         Risks related to the semiconductor industry

         The semiconductor industry is highly cyclical, which causes our results to vary significantly

         The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. These downturns are typically characterized by production overcapacity, accelerated erosion of average selling prices and reduced revenues. When these downturns have occurred, such as in 1991 and 1996 through 1998, our results of operations have been adversely affected. In addition, the markets for semiconductors and electronic systems that use semiconductor products are characterized by rapid technological change, leading to more complex and powerful products, evolving industry standards, intense competition, and fluctuations in end-user demand. According to published industry data, since the fourth quarter 2000, the market has been experiencing a downturn which has led to a reduction in the production volume of semiconductor products being shipped since the third quarter of 2000, primarily due to excess inventory held by end-customers, particularly computer, telecom and other manufacturers.

         Overall, the semiconductor market expanded significantly from 1983 through 2000. According to trade association data, annual worldwide sales of all semiconductor products, referred to as the total available market or TAM, has grown from 1983 through 2000 at an average compound annual growth rate of approximately 15.4%. During the upward industry cycle in the first half of the 1990s, the semiconductor industry experienced significantly increased demand and production capacity constraints, with the total available market growth rate reaching over 40% in 1995. During this period, semiconductor manufacturers increased capacity significantly. However, in 1996 the market experienced a significant downturn characterized by production overcapacity and severe reductions in average selling prices that resulted in an 8.6% decrease in the total available market compared to 1995.

         According to trade association data, the total available market decreased by 8.4% in 1998 compared to 1997. However, the total available market for worldwide sales of semiconductor products increased by approximately 36.8% in 2000 compared to 1999. In addition, the serviceable available market, or SAM, (which consists of the TAM but excluding the market for DRAM and opto-electronic products), increased by approximately 34.8% in 2000 compared to 1999. Capital expenditures of many semiconductor manufacturers increased in 2000 and have remained at high levels in 2001. In the event of weakening demand, the addition of new capacity may give rise to over capacity and competitive pricing which will affect margins. Since the third quarter 2000, the industry has experienced a downturn. We cannot guarantee that the current downturn or any future downturn will not be severe or that it would not have a material adverse effect on our results of operations.

         Changes in industry capacity could lead to overcapacity and exacerbate future industry downturns

         In the 1990s, many companies invested in building or improving semiconductor-manufacturing capacity. According to published industry data and other industry sources, investment in worldwide semiconductor fabrication capacity totaled approximately $43 billion in 1996, $38 billion in 1997, $28 billion in 1998, $33 billion in 1999 and $59 billion in 2000 or approximately 32%, 28%, 22%, 22% and 29%, respectively, of the total available market for such years. In addition to international semiconductor companies, companies specializing in operating semiconductor foundries (companies providing outsourcing capacity on a third party basis) such as UMC, TSMC and Chartered, have added significant capacity, particularly in Asia. These capacity additions contributed to an increase of supply over demand during 1997 and 1998 and to declines in average selling prices and the downturn in the industry during this period. Recent investments in 2000 could further increase overcapacity in 2001. There has also been a shift in existing industry capacity to production of products that compete with our products. We believe that future fluctuations in the rate of industry capacity additions relative to the growth rate in demand for semiconductor products or the transformation of manufacturing facilities to produce products that compete with our products could contribute to fluctuations in average selling prices and affect our results of operations.

         During industry downturns, our high fixed costs may adversely impact our results

         In less favorable industry environments, we are driven to reduce prices in response to competitive pressures. Since the semiconductor industry is characterized by high fixed costs, we cannot guarantee our ability to reduce our total costs in line with revenue declines during industry downturns. Reduced average selling prices for our products therefore adversely affect our results of operations. Our gross profit margin declined from 41.4% in 1996 to 38.9% in 1997 and 38.3% in 1998 during difficult market conditions. Our gross profit margin was 39.6% in 1999 and 46.0% in 2000. In the difficult market conditions encountered during the first quarter of 2001, our gross margin decreased by 2.9 percentage points compared to the fourth quarter 2000 and we expect that it will further decrease by between 2.5 percentage points and 4.5 percentage points in the second quarter of 2001 compared to the first quarter 2001. We cannot guarantee that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins for us in the future.

         Competitive factors in our industry make our competitive environment intense

         We compete on the basis of a variety of factors, and our success depends on our ability to compete successfully in all of the relevant areas. We compete in different product lines to various degrees on the following bases:

         o      price

         o      technical performance

         o      product features

         o      product system compatibility

         o      product design

         o      availability

         o      quality

         o      sales and technical support

         Our ability to compete successfully also depends on factors partially outside of our control, including:

         o successful and timely development of new products and manufacturing processes

         o      manufacturing yields

         o      product availability

         o      industry and general economic trends

         Our results may be adversely impacted by worldwide economic downturns

         Our results are increasingly linked to worldwide economic trends, especially in the United States, the European Union and Japan. The economic situation in Asia in 1998 had a negative effect on the worldwide semiconductor market and made semiconductor and end-use market requirements more difficult to predict. The current economic slow-down in the United States, linked to a declining GDP growth rate and to inventory build-ups by certain customers for semiconductor products, is also negatively impacting the semiconductor market which, following a growth of 36.8% in 2000, has declined by over 4% in the first quarter of 2001, compared to the first quarter of 2000, and by over 19% over the fourth quarter of 2000, according to industry sources. We believe that these market developments are creating additional pressures on unit demand and on semiconductor prices in general. To the extent economic uncertainties cause our customers to experience reduced demand for their products that include our products, our results of operations could be adversely affected.

         Because we operate in an industry where technology changes rapidly, our products may become obsolete and we may not be able to develop new ones in a timely manner

         The market for our products is characterized by rapidly changing technology. Therefore, our success is highly dependent upon our ability to develop and manufacture increasingly complex new products on a cost-effective basis, to introduce them in the marketplace on a timely basis, and to have them selected for design into future products of leading systems manufacturers. We have committed and intend to continue to commit substantial resources to the development of new products. Because new product development commitments must be made well in advance of sales, however, our new product decisions must anticipate both future demand and the technology that will be available to supply such demand. Delays in developing new products with anticipated technological advances, failure to win new design projects for customers or in commencing volume shipments of new products, may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements by others.

         Our future success depends in part upon our ability to develop and implement new design and process technologies

         Semiconductor design and process technologies are subject to rapid technological change and require large expenditures for capital investment and research and development. We are developing advanced and standardized design tools for our processes as well as libraries of macrofunctions and megafunctions for many of our products. We are also focusing on improving our concurrent engineering practices to better coordinate design activities and reduce overall time-to-market. If we experience substantial delays in developing new design or process technologies or inefficiently implement production increases or transitions, our results of operations could be adversely affected.

         Loss of our key employees could hurt our competitive position

         As is common in the semiconductor industry, our success depends to a significant extent upon the continued service of our key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. Mr. Pasquale Pistorio, age 65, has been our president and chief executive officer since our formation in 1987 and he was reappointed at our 1999 annual shareholders' meeting for a three-year term expiring at our annual general meeting to be held in 2002. We do not maintain insurance with respect to the loss of any of our key personnel.

         Some of our production processes and materials are environmentally sensitive, which could lead to increased costs due to environmental regulations or to damage to the environment

         We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes. We have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. All of our facilities have been approved as being in compliance with the EU Eco-Management and Audit Scheme regulations, and have also obtained ISO 14001 certification. We are participating in various working groups set up by the European Commission to propose new legislation regarding the collection, recovery and disposal of electronic equipment, as well as banning the use of lead and some flame retardants in manufacturing electronic components. We intend to proactively implement such new legislation, when enacted, in line with our commitment towards environmental protection.

         We cannot assure you, however, that the implementation of any such legislation could not adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

         Because we depend on a limited number of suppliers for raw materials, we may experience supply disruptions or pricing pressure

         Our manufacturing operations depend upon obtaining adequate supplies of quality raw materials on a timely basis. Thus, our results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials. A number of materials are available from a limited number of suppliers, or from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Any such supply limitations or price increases could adversely affect our quarterly or annual results of operations.

         Risk factors related to our operations

         Our operating results may vary significantly from quarter to quarter and annually

         Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include, among others, the cyclicality of the semiconductor and electronic systems industries, capital requirements and the availability of funding, competition, new product development and technological change, and manufacturing problems. In addition, a number of other factors could lead to fluctuations in quarterly and annual operating results, including:

         o      order cancellations or reschedulings by customers

         o      reduced bookings or product returns by key customers

         o      changes in distribution arrangements

         o      intellectual property developments

         o      failure to win new design projects

         o      problems with product quality

         o      litigation

         o      possible acquisitions

         o      problems in obtaining adequate raw materials on a timely basis

         o      the loss of key personnel

         Unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. In addition, during periods of industry overcapacity and declining selling prices, customer orders are not generally made as far in advance of the scheduled shipment date as during periods of capacity constraints and we have experienced an increasing reliance on orders placed and shipped within the same month. During, industry downturns, we experience lower levels of backlog, which in turn reduces our management's ability to forecast production levels, revenues and margins.

         We face intense competition in our core product lines as well as in emerging applications from both large integrated manufacturers and smaller niche companies

         The semiconductor industry is intensely competitive and we face significant competition in each of our product lines. Some of our competitors are large integrated manufacturing groups that compete with us in most of our product lines. A few of these large companies have substantially greater financial and other resources than we do. As a result, these companies may be able to invest more than we can afford in research and development, in the construction of large-scale, advanced, cost effective manufacturing plants and in the marketing of products, and this may adversely affect our ability to take advantage of potentially profitable business opportunities. Such large competitors include:

         o      Advanced Micro Devices

         o      Agere Systems

         o      Analog Devices

         o      Atmel

         o      Broadcom

         o      Fujitsu

         o      Hitachi

         o      Infineon Technologies

         o      Intel

         o      LSI Logic

         o      Matsushita

         o      Mitsubishi Electric Corporation

         o      Motorola

         o      National Semiconductor

         o      Nippon Electric Company

         o      ON Semiconductor

         o      Philips Semiconductors

         o      Samsung

         o      Texas Instruments

         o      Toshiba

         In addition, we are facing increased competition from smaller niche companies that specialize in certain product lines and who may decide to invest more than we do in research and development, manufacturing and marketing of such selected products. These competitors include design houses, many of which use semiconductor foundry companies that produce high volume products and may offer competitive pricing. These foundry companies have expanded significantly in recent years, particularly in Asia. Other smaller niche competitors include manufacturers of standard semiconductors, integrated circuits for specific applications and fully customized integrated circuits, including both chip and board-level products. In addition, some of our customers have developed their own integrated circuit products and foundry operations.

         Certain of our competitors have increased their focus on products that compete with our products

         In recent years, some of our competitors have redirected their marketing focus and manufacturing capacity toward products that compete with our products. We believe increased focus by our competitors in our core product markets is generating greater pricing pressure, increased competition for market share in the serviceable available market, and a generally more challenging market environment for us. In addition, as new products are developed we will face significant competition in each of these markets. We cannot guarantee that we will be able to maintain or establish a strong market position in all of our product markets.

         Because we have our own manufacturing facilities, our capital needs are high compared to competitors who do not produce their own products, and they remain high during industry downturns

         As a result of our strategic choice to maintain control of our advanced proprietary manufacturing technologies to serve our customer base and develop our strategic alliances, we require significant amounts of capital to build, expand, modernize and maintain our facilities. Some of our competitors, however, do not manufacture their own products, and therefore do not require significant capital expenditures for their facilities. Our capital expenditures totaled $0.9 billion in 1998, $1.3 billion in 1999 and $3.3 billion in 2000. Due to the current market situation, we have reduced our capital expenditure forecast for 2001 from approximately $2.5 billion to approximately $1.9 billion. However, we expect to continue to invest significantly in the coming years as the requirements of new technologies increase the cost of production equipment, although we intend to modulate such investments in line with market requirements. We will continue to monitor our level of capital spending, taking into consideration factors such as trends in the semiconductor market and capacity utilization.

         The semiconductor industry also requires heavy commitments of funds for research and development necessary to keep up with the rapid pace of technological change and to consistently develop innovative, performing and cost-effective products. We intend to continue to increase research and development expenditures in the future, although not necessarily as a percentage of net revenues.

         We could need additional funding in the coming years

         At December 31, 2000, we had a negative net financial position (total debt, net of cash, cash equivalents and marketable securities) of $511.2 million. As the cost of new manufacturing facilities is increasing, due to the complexity of advanced sub-micron technology and required manufacturing equipment, we may expand or upgrade capacity based on market conditions. In that event, or if we proceed with acquisitions, we may incur additional indebtedness, which could increase our interest costs and adversely affect our results. In such circumstances, we may need to issue additional debt or equity, or both.

         Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and disruptions that can significantly increase our costs and delay product shipments to our customers

         Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although in the past few years we have significantly enhanced our manufacturing capability in terms of efficiency, precision and capacity, we have from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. We cannot guarantee that we will be able to increase the capacity, efficiency or precision of our manufacturing capabilities in the future to the same extent as in the past. We might also experience production difficulties in the future. In addition, during past periods of high revenue growth for us, our manufacturing facilities have operated at high capacity, which has led to production constraints.

         As is common in the semiconductor industry, we have from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes. As a result, we have suffered delays in product deliveries or reduced yields. In the future, we might face:

         o      construction delays

         o delays in ramping up production at new facilities or on new lines, in upgrading or expanding existing facilities, or in changing our process technologies

         o      interruptions in production

         o      delivery delays

         o      manufacturing problems in achieving acceptable yields

         o      capacity constraints

         o contamination or fires, storms, earthquakes or other acts of nature the impact of which is exacerbated during a period of industry constraint.

         In addition, our development of fabrication facilities that include 200mm or 300mm capabilities, or which require advanced technologies has increased the potential for losses associated with production difficulties, imperfections, or other causes of defects. If production is interrupted at a manufacturing facility, we may not be able to shift production to other facilities on a timely basis or customers may decide to purchase products from another supplier. In either case the loss of revenues and impact on our relationships with our customers could be significant. Our operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately.

         We may not be able to increase capacity to meet additional demand, which could adversely affect our ability to take advantage of profitable business opportunities

         Our ability to increase capacity in response to increasing customer demand will be an important factor in our future profitability. To increase capacity, we may need to expand or modernize our manufacturing facilities, which may require significant amounts of capital and time to accomplish. In addition, we are dependent upon suppliers of semiconductor manufacturing equipment to provide us with the necessary equipment. During periods of increased demand, these suppliers may not be able to provide such equipment on a timely basis. As a result, we may lose opportunities to provide new products or greater volumes of products to customers and the associated revenues.

         In a period of market downturn, we may face overcapacity in some of our older fabrication facilities

         In a period of market downturn, we may have overcapacity, particularly in our older fabrication facilities that use mature process technology. We, like other semiconductor manufacturers, could have mature fabrication facility capacity being only partially used. This may affect our cost of operations if we are unable to simultaneously and proportionately cut our manufacturing costs or make other necessary savings in due time.

         If our outside wafer suppliers fail to perform, this could adversely affect our ability to exploit growth opportunities

         In 2000, to meet anticipated requirements for HCMOS wafers, we used outside suppliers, or foundries, for the supply of up to 15% of our requirements for these wafers. We do not intend to increase our reliance on front-end manufacturing through external foundries beyond this level. In fact, in a period of market downturn, our reliance on such suppliers may decrease. For example, in the first quarter 2001, they represented only 9% of our wafer requirements, compared to an average of 11% in the year 2000. However, when our markets grow, we may face capacity constraints and we expect to continue to rely on third-party wafer suppliers without having the same degree of management control and supervision over their operations as we do over our own. If these suppliers experience manufacturing difficulties, delays, or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs.

         Our common share price and operating results may be negatively affected by potential acquisitions

         Our growth to date had primarily been organic. In 1999, however, we made three acquisitions: the Peripheral Technology Solutions group from Adaptec for a purchase price of approximately $72 million, Vision Group plc for a purchase price of approximately $41 million and Arithmos for a purchase price of approximately $42 million. In 2000 we acquired from Nortel Networks its semiconductor business including a 150mm manufacturing facility located in Ottawa, Canada, under the terms of a transaction which could involve a payment of up to $100 million. In September 2000, we acquired the assets and business of Waferscale Integration, Inc. for approximately $78 million. In December 2000, we announced the acquisition of Portland Group Inc. (PGI), a vendor of compilers and software developments tools to the high-performance parallel computing market, for approximately $18 million. In January 2001, we announced the acquisition of Ravisent's consumer electronics business for approximately $56 million, which transaction closed in March 2001. We may, from time to time, consider making selected additional acquisitions that we believe would complement or expand our existing business. We may pay for these acquisitions with cash, our common shares or both. These acquisitions, if they occur, may have a dilutive effect for existing shareholders and, whether they are paid for in cash or common shares, may negatively affect our common share price. In addition, acquisitions involve a number of risks and if not successful they could adversely affect our operating results. Announcements concerning potential acquisitions could be made at any time.

         Our business can be adversely affected by changes in the value of the U.S. dollar

         A material variation in the value of the U.S. dollar against the principal European and Asian currencies which have a material impact on us could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. For example, the appreciation registered by the U.S. dollar in 2000 against the principal European and Asian currencies (excluding the Japanese yen, which appreciated compared to the U.S. dollar) resulted in a favorable impact on results of operations for 2000, because of the favorable impact on cost of sales and operating expenses. In addition, the balance sheet impact of translation adjustments has been, and may be expected to continue to be, material from period to period. Our policy is to monitor and cover a portion of our exchange rate exposure, and we manage our operations to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations.

         Our controlling shareholders' interests may conflict with your interests

         STMicroelectronics Holding II B.V. ("ST Holding II"), a wholly owned subsidiary of ST Holding N.V. ("ST Holding"), owns in excess of 40% of our outstanding common shares and is effectively in a position to control actions that require shareholder approval, including corporate actions and the election of the Supervisory Board and the Managing Board. As permitted by our articles of association, the Supervisory Board has specified further selected actions by our Managing Board that require the approval of the Supervisory Board.

         ST Holding is 50% owned by a French shareholder that is indirectly controlled by the French government and 50% owned by an Italian shareholder in whom the Italian government holds approximately 37% of the share capital and retains special powers to approve or determine certain corporate actions. These French and Italian shareholder groups of ST Holding have entered into a shareholders agreement which enables each of them to designate three members of our Supervisory Board and includes provisions requiring the approval of the supervisory board of ST Holding for actions by ST Holding, us and our subsidiaries. Such shareholders agreement also contemplates that equilibrium will be maintained in the levels of research and development and related expenditures between France and Italy.

         The shareholders of FT1CI (the holding company for the two indirect French shareholders of ST Holding) also have entered into a separate shareholders agreement that in effect requires the approval of the board of directors of each such company before members of our Supervisory Board appointed by the group of French shareholders may approve specified actions to be taken by ST Holding, ST Holding II, us or our subsidiaries. In addition, as is the case with other companies controlled by the French government, certain Ministries of The Republic of France may veto any decision taken by the board of directors of FT1CI. These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and your interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may result in a delay in the ability of our Managing Board to respond as quickly as may be necessary in the rapidly changing environment of the semiconductor industry. Such approval process is subject to the provisions of Dutch law requiring members of the Supervisory Board to act independently in supervising our management.

         In addition, our indirect shareholders, their affiliates and we may have contractual and other business relationships and may engage in significant transactions from time to time. Although it is anticipated that any such transactions and agreements will be on terms no less favorable to us than we could obtain in comparable contracts with unaffiliated third parties, conflicts of interest may arise between us and our indirect shareholders and their affiliates in a number of circumstances.

         Our shareholder structure and our preference shares may deter a change of control

         On May 31, 1999, our shareholders at the annual general meeting approved the creation of up to 180,000,000 preference shares. Pursuant to the 3-for-1 stock split effected in May 2000, the number of such preference shares has increased to 540,000,000. These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends. On May 31, 1999, we agreed, in order to protect ourselves from a hostile takeover or other similar action, to enter into an option agreement with ST Holding II, which provides that up to 540,000,000 preference shares shall be issued to ST Holding II upon its request and subject to the adoption of a resolution of our Supervisory Board giving its consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. The option is contingent upon ST Holding II retaining at least 33% of our issued share capital. The preference shares, if issued, would have priority with respect to dividends and distributions upon liquidation over the common shares. The effect of the preference shares may be to deter potential acquirors from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the approval of our Supervisory Board and of the Supervisory Board of ST Holding (the entity which controls the entire share capital of ST Holding II).

         Substantial sales of our common shares into the market could cause the market price of our common shares to drop significantly

         As of December 31, 2000, 889,881,287 of our common shares were outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, or (ii) common shares issuable upon conversion of our outstanding convertible debt securities. Substantial sales of existing shares of our common shares by existing shareholders, or newly issued shares or convertible debt securities by us, could cause the market price of our common shares to drop significantly. The timing and size of any future primary or secondary offerings will depend upon a variety of factors, including, in particular, market conditions.

         The shareholders of ST Holding entered into an agreement on August 31, 1999 pursuant to which they agreed to maintain their interest at least 40% of our share capital and voting rights until at least December 31, 2000. ST Holding has informed us that its shareholders have not extended such agreement. Therefore, we cannot exclude the possibility that the percentage of our common stock and of our voting rights held by ST Holding may change at any time. Any such transaction, or publicity concerning such a potential transaction, could affect the market price of our common shares and cause the market price of our common shares to drop significantly. See "Item 7: Major Shareholders and Related Party Transactions - Major Shareholders."

         Disruptions in our relationships with any one of our key customers could adversely affect our results of operations

         We have several large customers, some of whom have entered into strategic alliances with us. In 2000, our largest customer was Nokia and it accounted for approximately 13% of net revenues, and our top ten customers accounted for approximately 47% of net revenues. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. Our customers have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 18% of our net revenues were made through distributors in each of 1998, 1999 and 2000. We cannot guarantee that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. If we were to lose one or more of our customers or distributors, or if any key customer or distributor were to reduce its bookings, increase its product returns or fail to meet its payment obligations, our operating results could be adversely affected. If orders are canceled, we may not be able to resell products previously made or require the customers who have ordered these products to pay for them.

         We depend on patents to protect our rights to our technology

         We depend in part on patents and other intellectual property rights covering our products and their design and manufacturing processes. We intend to continue to seek patents on our inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, however, and we cannot guarantee that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in some countries. Competitors may also develop technologies that are protected by patents and other intellectual property and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We may not be able to obtain licenses or other rights to necessary intellectual property on acceptable terms.

         Because patent and other intellectual property litigation is costly and unpredictable, our attempts to protect our rights or to defend ourselves against claims made by others could impose high costs and risks on our business

         Litigation that could demand financial and management resources may be necessary to enforce our patents or other intellectual property rights. Also, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. If we cannot obtain licenses or other intellectual property rights, or if we have litigation expenses or judgments that are contrary to us, our results of operations or financial condition could be hurt. We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Regardless of the validity or the successful assertion of such claims, we could incur significant costs with respect to the defense thereof which could have a material adverse effect on our results of operations or financial condition.

         We have benefitted from state funding in France and Italy which might become unavailable, and as a result our costs could increase

         Like many other semiconductor manufacturers operating in Europe, we have had the benefit of governmental funding for research and development expenses, industrialization costs (which include some of the costs incurred to bring prototype products to the production stage) and capital investment as well as low-interest financing. As a result of our history, our research and development facilities and manufacturing activities are concentrated mainly in France and Italy, and the substantial majority of our state funding has been derived from national and European Union programs in these countries. We have entered into funding agreements with France and Italy, which set forth the parameters for state support to us under selected national programs. These funding agreements require compliance with European Union ("EU") regulations and approval by EU authorities and annual and project-by-project reviews and approvals. Recently, the EU confirmed our right to receive Euro143 million under programs funded by the Italian government in accordance with the Italian law for the development of the south of Italy.

         The EU adopted guidelines in 1995 seeking to limit state aid for research and development activities routinely performed in the normal course of business. We cannot guarantee that we will continue to benefit from state aid for research and development, that such aid will not be revoked or discontinued, or that material aid granted by a government for research and development will not be reviewed or challenged by the EU.

         We rely on receiving funds allocated by state governments on a timely basis. However, funding of programs in France and Italy is subject to annual appropriation. If these governments were unable to provide anticipated funding on a timely basis or if existing government-funded programs were curtailed or discontinued, this could have a material adverse effect on our business, operating results and financial condition. From time to time we have experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside our control, we cannot guarantee that we will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those previously provided. In addition, there can be no assurance that the funding granted to us may not be revoked or challenged or discontinued in whole or in part by any competent state or European authority, or competent administrative or judicial body, until the legal time period for challenging or revoking such funding has elapsed.

         Because we are a Dutch company subject to the corporate law of The Netherlands, you might have difficulty protecting your interests in a court of law or otherwise

         The corporate affairs of STMicrolectronics NV are governed by our articles of association and by the laws governing corporations incorporated in The Netherlands. The corporate affairs of each of the consolidated subsidiaries of STMicroelectronics NV are governed by the articles of association and by the laws governing corporations incorporated in the jurisdiction in which such consolidated subsidiary is incorporated. Your rights and the responsibilities of members of our Supervisory Board under Dutch law are not as clearly established as under the rules of some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, members of our Supervisory Board or our controlling shareholders than you would have if we were incorporated in the United States. Under our articles of association, when our annual accounts are adopted by the general meeting of shareholders, the members of our Managing Board and Supervisory Board are discharged from liability for their actions during the financial year concerned, unless a reservation is made by the general meeting of shareholders. This is without prejudice to the provisions of Dutch law, including provisions relating to liability of members of supervisory boards and managing boards upon bankruptcy of a company pursuant to articles 2:138 and 2:149 of the Dutch Civil Code.

         Our executive offices and a substantial portion of our assets are located outside the United States. In addition, ST Holding II and most members of our Managaging and Supervisory Boards are residents of France, Italy, Switzerland and jurisdictions other than the United States and Canada. As a result, it may be difficult for you to effect service within the United States or Canada upon us, ST Holding II, members of our Managing or our Supervisory Boards. It may also be difficult for you to enforce outside the United States or Canada judgments obtained against such persons in U.S. or Canadian courts, or to enforce in U.S. or Canadian courts judgments obtained against such persons in courts in jurisdictions outside the United States or Canada. This could be true in any legal action, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the U.S. securities laws.

         Removal of our common shares from the CAC 40 could adversely affect the price of our common shares

         Our common shares have been included in the CAC 40 index on Euronext Paris since November 12, 1997. However, our common shares could be removed from the CAC 40, which could adversely affect the market price of our common shares.

Item 4.  Information on the Company

History and Development of the Company

         STMicroelectronics N.V (formerly known as SGS-Thomson Microelectronics N.V.). was formed in 1987 by the combination of the semiconductor business of SGS Microelettronica (then owned by Societa Finanziaria Telefonica (S.T.E.T.) an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in STMicroelectronics. We were incorporated in 1987, and our length of life is indefinite. We have our corporate legal seat and are domiciled in Amsterdam, and are organized under the laws of The Netherlands. We have our headquarters and executive offices located in the vicinity of Geneva Airport at Route de Pre-Bois 20, ICC Bloc A, 1215 Geneva 15, Switzerland. Our main telephone number is (41-22) 929-2929. We also maintain an administrative center at Technoparc du Pays de Gex - B.P. 112, 165, rue Edouard Branly, 01637 Saint-Genis Pouilly, France; telephone number (33-4) 5040-2640. STMicroelectronics N.V. is our parent company and we also conduct our operations through our consolidated subsidiaries.

         For information on our principal capital expenditures and divestitures, see "Item 5: Operating and Financial Review and Prospects."

Business Overview

         We are a global independent limited liability semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to Dataquest-Gartner Group, we were the sixth largest semiconductor company worldwide in 2000 based on sales. According to the latest industry sources released in 2001, STMicroelectronics in 2000 was the world's leading supplier of telecom ICs and EPROM memories, and the second leading supplier of total analog and mixed signal ICs, EEPROM memories, NVRAM memories, power diodes and thyristors. According to published industry data, we are the leader for differentiated and mixed signal ASSP ICs, digital decoder ICs, disk drive ICs, special automotive ICs and the second leading producer for ADSL kits. We currently offer more than 3,000 main types of products to approximately 800 direct customers. Major customers include Alcatel, Bosch, DaimlerChrysler, Delco, Echostar, Ericsson, Gemplus, Hewlett-Packard, Marelli, Matsushita, Nokia, Nortel Networks, Pace, Philips, Pioneer, Samsung, Schlumberger, Scientific Atlanta, Seagate Technology, Siemens, Sony, Thomson Multimedia and Western Digital. We also sell our products through distributors.

         We offer a diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, industry or application market. Within our diversified portfolio, we have focused on developing products that exploit our technological strengths in creating customized, system-level solutions with substantial analog and mixed-signal content. Products include differentiated ICs (which we define as being our dedicated products, semicustom devices and microcontrollers) and analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs. As a leading provider of differentiated ICs, we have developed close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Differentiated ICs, which are less vulnerable to competitive pressures than standard commodity products, accounted for approximately 63% of our net revenues in each of 2000 and 1999. We also target applications that require substantial analog and mixed-signal content and can exploit our system level expertise. All analog ICs accounted for approximately 49% of our 2000 net revenues compared to approximately 51% in 1999, while discrete devices accounted for approximately 10% of our net revenues in 2000 compared to approximately 12% in 1999.

         Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and DMOS) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for "system-on-a-chip" solutions. To complement this depth and diversity of process and design technology, we also possess a broad intellectual property portfolio that we use to enter into cross-licensing agreements with many major semiconductor manufacturers.

         Our products are organized into the following principal groups:

         o      Telecommunications, Peripherals and Automotive

         o      Consumer and Microcontroller

         o      Memory Products

         o      Discrete and Standard ICs

         As part of our activities outside the above principal product groups, we also have a New Ventures Group, which identifies and develops new business opportunities to complement our existing businesses, and a Subsystems Product Group, which produces subsystems for industrial and other applications.

         The tables below set forth information on our net revenues by product group and by geographic region:


                                                                          Year ended December 31,
                                                            --------------------------------------------------------
                                                              1996         1997         1998       1999       2000
                                                            --------     --------     --------   --------   --------
                                                                      (in millions except percentages)
Net Revenues by Product Group:(1)
   Telecommunications, Peripherals and Automotive(1)        $1,614.0     $1,606.9     $1,855.2   $2,305.5   $3,481.7
   Discrete and Standard ICs(1).....................           778.1        839.5        816.7      927.9    1,213.1
   Memory Products..................................           736.8        708.6        659.6      835.9    1,552.9
   Consumer and Microcontrollers(1).................           870.2        738.8        805.8      881.7    1,438.9
   New Ventures Group and Others(2).................           123.3        125.4        110.5      105.3      126.6
                                                            --------     --------     --------   --------   --------
       Total........................................        $4,122.4     $4,019.2     $4,247.8   $5,056.3   $7,813.2
                                                            ========     ========     ========   ========   ========

Net Revenues by Geographic Region: (3)
   Europe...........................................        $1,788.5     $1,753.3     $1,768.9   $1,833.6   $2,629.2
   North America....................................           903.0        899.1        937.3    1,156.1    1,843.0
   Asia Pacific.....................................         1,125.7      1,065.8      1,247.9    1,658.2    2,614.7
   Japan............................................           228.2        214.5        180.7      239.7      402.4
   Emerging Markets(3)..............................            77.0         86.5        113.0      168.7      323.9
                                                            --------     --------     --------   --------   --------
       Total........................................        $4,122.4     $4,019.2     $4,247.8   $5,056.3   $7,813.2
                                                            ========     ========     ========   ========   ========

                                                                     (as a percentage of net revenues)
Net Revenues by Product Group:(1)
   Telecommunications, Peripherals and Automotive(1)          39.1%         40.0%        43.6%      45.6%      44.6%
   Discrete and Standard ICs(1).....................          18.9          20.9         19.2       18.4       15.5
   Memory Products..................................          17.9          17.6         15.5       16.5       19.9
   Consumer and Microcontrollers(1).................          21.1          18.4         19.0       17.4       18.4
   New Ventures Group and Others(2).................           3.0           3.1          2.7        2.1        1.6
                                                               ---           ---          ---        ---        ---
       Total........................................         100.0%        100.0%       100.0%     100.0%     100.0%
                                                             ======        ======       ======     ======     ======

Net Revenues by Geographic Region: (3)
   Europe...........................................          43.4%         43.6%        41.6%      36.3%      33.6%
   North America....................................          21.9          22.4         22.1       22.9       23.6
   Asia Pacific.....................................          27.3          26.5         29.4       32.8       33.5
   Japan............................................           5.5           5.3          4.3        4.7        5.2
   Emerging Markets(3)..............................           1.9           2.2          2.6        3.3        4.1
                                                               ---           ---          ---        ---        ---
       Total........................................         100.0%        100.0%       100.0%     100.0%     100.0%
                                                             ======        ======       ======     ======     ======

----------
(1) In January 1999, we implemented organizational changes to better orient our product groups to end-use applications. As a result, net revenues have been restated for prior periods to reflect these changes. In addition, the former Dedicated Products Group has become the Telecommunications, Peripherals and Automotive Groups, while the former Programmable Products Group has become the Consumer and Microcontrollers Groups.
(2) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for our new business opportunities.
(3) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Net revenues by geographic region have been reclassified to reflect the creation of Region Five in January 1998 which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. Prior years have been restated to reflect this reclassification. In the fourth quarter of 2000, Region Five changed its name to become the Emerging Markets region.

         We have received many awards. We were the only semiconductor company to receive a AAA rating in eco-efficiency from Innovest Strategic Value Advisors and were recipients of both the EPA Climate Protection Award in 1999 and the Akira Inoue Award for Outstanding Achievement in Environmental, Health and Safety in the Semiconductor Industry in December 2000. In recent years, our regional subsidiaries have also received several prestigious awards: the prestigious Malcolm Baldrige National Quality Award in the U.S., the Singapore Quality Award, the Moroccan National Quality Award, the EPA Climate Protection Award (U.S.), the Malaysian Prime Minister Quality Award and the Malta Quality Award. In 1997, we received the European Quality Award for Business Excellence in the category of large businesses awarded by the European Foundation for Quality Management. These awards illustrate the success of our unified Total Quality and Environmental Management philosophy on four continents. Total Quality and Environmental Management or "TQEM" defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development and production for all product lines. See "--Strategy" and "--Description of Property--Manufacturing."

Strategy

         The key elements of our strategy are set forth below.

         Broad Product Portfolio. We offer a diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, industry or application market. Within our diversified portfolio, we have focused on developing products that exploit our technological strengths in creating customized, system-level solutions with substantial analog and mixed-signal content. Products include differentiated ICs (which we define as being our dedicated products, semicustom devices and microcontrollers) and analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs. As a leading provider of differentiated ICs, we have developed close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Differentiated ICs, which are less vulnerable to competitive pressures than standard commodity products, accounted for approximately 63% of our net revenues in each of 2000 and 1999 and 62% in 1998. We also target applications that require substantial analog and mixed-signal content and can exploit our system level expertise. Analog ICs accounted for approximately 49% of our 2000 net revenues compared to approximately 51% in 1999 and 50% in 1998, while discrete devices accounted for approximately 10% of our net revenues in 2000 compared to approximately 12% in 1999 and 13% in 1998. In general, differentiated ICs, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry.

         However, as a broad range supplier, we can also benefit from selling standard products. Consistent with this view, we have established the Gold Standard program to promote the sale of certain standard products meeting specified quality, cost and lead-time criteria. The related initiatives include worldwide advertising, promotional task forces in all regions, special distribution initiatives and worldwide training of sales and marketing personnel.

         Total standard products (including all nonvolatile memories, discrete devices, Smartcard ICs and all standard logical and linear ICs) represented approximately 37% of our sales in 2000 and, in management's view, increased sales of these products represent an opportunity to improve cash flow because the manufacture of standard products requires moderate capital investment and to saturate existing mature fabrication facilities.

         Broad Range of Process and Design Technologies. We intend to continue to exploit our expertise and experience with a wide range of process and design technologies to develop our capabilities. We are committed to continuing to increase research and development expenditures in the future as well as continuing to develop alliances with other semiconductor companies and suppliers of software development tools. Technological advances in the areas of transistor performance and interconnection technologies are being developed through our logic products and semicustom devices. We continually work with key suppliers to develop advanced and standardized design methodologies for our CMOS, mixed signals and nonvolatile memories processes as well as libraries of macrofunctions and megafunctions for many of our products, and are focusing on improving our concurrent engineering practices to better coordinate design activities and reduce overall time-to-market. We are also working closely with many of our key suppliers to develop easy-to-use design tools for specific applications. Alliances with other semiconductor manufacturers are generally designed both to permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development and to reduce time to market.

         Leading Global Customer Base with Focus on Strategic Alliances. We work with our key customers to identify evolving needs and new applications and to develop innovative products and product features. We also seek to use our access to key customers as a supplier of application-specific products to establish ourselves as a supplier across a broad range of products. Alliances with customers allow us and our customers to share some of the risks of product development and the customers to gain access to our process technologies and manufacturing infrastructure. We have targeted alliances with customers in each of our key application markets of telecommunications, automotive, consumer and computer. We have established alliances with Alcatel, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel Networks, Pioneer, Seagate Technology, Thomson Multimedia and Western Digital, among others. In establishing these alliances, we have also aimed to cover our key geographical markets.

         Integrated Presence in Key Regional Markets. We have consistently sought to develop a competitive advantage by building an integrated presence in each of the world's three major economic zones: Europe, Asia and North America. An integrated presence means having manufacturing, design, sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and meet our customers' business requirements in local markets. Therefore, we have established front-end manufacturing facilities in the United States (in Phoenix, Arizona; Carrollton, Texas; and Rancho Bernardo, California), in Europe (Agrate, Castelletto and Catania, Italy; and Crolles, Rennes, Rousset and Tours, France) and in Asia (Singapore); the more labor-intensive back-end facilities have been located in Malaysia, Malta, Morocco, Singapore and China, enabling us to take advantage of favorable production costs (particularly labor costs). With major design centers and local sales and marketing groups within close proximity of key customers in each region, we believe we can maintain strong relationships with our customers. We intend to continue to build our integrated local presence in each region where we compete in our efforts to better serve our customers and to develop an early presence in potential high growth markets such as China, where we have both a back-end facility and a design center, and India, where we have a design center.

         Balanced Sales by Application and Region in High Growth Market Segments. We have developed a strong product portfolio across major application markets including computer peripherals, wireless communications, digital consumer electronics, Smartcards, automotive and power management. While we are consolidating our position in our established high volume businesses, including switching, engine management, car safety, traditional analog TV, VCR, computer peripherals, power and industrial and consumer appliances, we have also been investing research and development and design resources to develop the next generation of high growth applications, such as smartcards, portable computing, digital consumer (DVD, new generations of set-top boxes, digital TV, digital cameras and MP3 digital music players), wireless communications (digital cellular phones), data transport (fiber optic ICs and voice over IP, known as
VoIP), Internet (xDSL), new automotive products (car multimedia) and new generations of mass storage devices. We also maintain a geographically diverse customer base across a broad range of market applications.

         Pervasive TQEM Culture. We are fostering a corporate-wide TQEM culture that defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development, production and consignment for all product lines. TQEM in our company is based on five key principles: management commitment, employee empowerment, continuous improvement, management by fact and customer focus. TQEM has become an integral part of our culture and it is designed to develop a self-directed work force with a common set of values, objectives and problem-solving processes. Since 1987, we have continually improved average AIQ (electrical) status levels. Most of our manufacturing facilities have been certified to conform to ISO international quality standards and Eco Management and Audit Scheme ("EAMS"). Several major customers, including Hewlett-Packard, Nokia, Sharp, DaimlerChrysler and Sanyo have recognized our commitment to quality and have honored us with quality awards in the recent past. Also in recent years, several prestigious awards have been accorded to our regional subsidiaries, underscoring our long-standing commitment to business excellence: the prestigious Malcolm Baldrige National Quality Award in the U.S., the Singapore Quality Award, the Moroccan National Quality Award, the EPA Climate Protection Award (U.S.), the Malaysian Prime Minister Quality Award, and the Malta Quality Award. In 1997 the European Quality Award for Business Excellence in the category of large businesses was awarded to us by the European Foundation for Quality Management. These awards illustrate the success of our unified Total Quality and Environmental Management philosophy on four continents.

         Pioneer in System-on-chip. Since our inception, we have leveraged our know-how of a broad range of industries to integrate different system functions on a single chip, pioneering the trend towards system evolutions on silicon and superintegration. A modular approach is being utilized to develop options to the main manufacturing processes and blocks of intellectual property; strategic partnerships are the main lever for acquisitions of the system know-how to be embedded on the chip. We currently supply highly integrated products in all our main applications, and particularly in high volume domains such as hard disk drives (disk controllers), set-top boxes and Digital video drives.

         To date, our growth has been attributable primarily to internal growth. However, we have recently proceeded with the acquisition of specific assets and intellectual property, enhancing our expertise in specific business or markets. In 1999, we acquired Peripheral Technology Solutions Group, a company specialized in the design of products for the hard disk drive market, of Vision Group, a leading designer and supplier of CMOS sensors and Arithmos, a company which designs controller ICs for flat panel displays and LCD monitors. In 2000, we acquired WSI, a manufacturer of programmable system memory devices, (in September) and PGI, a vendor of computers and software development tools to the high performance parallel computer market (in December). In June 2000, we also acquired from Nortel Networks its semiconductor business, including its design and manufacturing activity in Ottawa. Furthermore, in March 2001, we completed the acquisition of Ravisent's consumer electronics business. We may, from time to time, consider making selected acquisitions of or targeted equity investments in companies that we believe would complement or expand our existing business. Announcements concerning potential acquisitions could be made at any time.

         Acquisitions involve a number of risks that could adversely affect our operating results, including: (i) the diversion of management's attention; (ii) the assimilation of the operations and personnel of the acquired companies;
(iii) the assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller; (iv) the risk that the financial and accounting systems utilized by the business acquired will not meet our standards; (v) the risk that the businesses acquired will not maintain the quality of products and services that we have historically provided; (vi) the inability to attract and retain qualified management for the acquired business; and (vii) our inability to retain customers of the acquired entity. There can be no assurance that (a) we will be able to consummate future acquisitions on satisfactory terms, if at all, (b) adequate financing will be available for future acquisitions on terms acceptable to us, if at all, or (c) any operations acquired will be successfully integrated or that such operations will ultimately have a positive impact on our business. See "Item 5: Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

Products and Technology

         We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include standard commodity components, full custom devices, semicustom devices and ASSPs for analog, digital and mixed-signal applications. Historically, we have not produced DRAMs or x86 microprocessors.

         In 2000, we had four principal products groups, Telecommunications Peripherals and Automative, Consumer and Microcontroller, Memory Products and Discrete and Standard ICs. As part of our activities outside the principal product groups, we also have a New Ventures Group, which identifies and develops new business opportunities to complement our existing businesses, and a Subsystem Product Group, which produces subsystems for industrial and other applications. For a breakdown of net revenues by product group and geographic region each of the five years ended December 31, 2000, see " - Business Overview."

         Telecommunications, Peripherals and Automotive Groups

         The Telecommunications Group has two application divisions, and the Automotive and Peripherals Group has four divisions. The Groups also have two support divisions (i) digital signal processing and microcontrollers cores and
(ii) digital and mixed analog/digital semi-custom. The Telecommunications, Peripherals and Automotive Groups are responsible for the design, development and manufacture of application-specific products using advanced bipolar, CMOS, BiCMOS mixed-signal and power technologies as well as mixed analog/digital semicustom devices. The Groups offer complete system solutions to customers in several application markets. All of the Groups' products are ASSPs, full-custom or semicustom devices that may also include DSP and micro-controller cores.

         The Telecommunications, Peripherals and Automotive Groups work closely with customers to develop application-specific products using our technologies and manufacturing capabilities. The breadth of our customer and application base provides us with a source of stability in the cyclical semiconductor market. The Telecommunications, Peripherals and Automotive Groups particularly emphasize dedicated ICs for automotive, computer peripherals and industrial application segments, as well as for communication, computing and networking application segments.

         The Telecommunications Group has two divisions:

         (i) Wireline Telecommunications Products. Our wireline telecommunications products are used in telephone sets, modems, subscriber line interface cards (SLICs) for digital central office switching equipment and high-speed electronic and optical communications networks. In the field of broadband networking, the success of our established strategic partnership with Nortel Networks was reinforced by the new agreements that included a commitment for $2 billion in sales to Nortel over three years, and a development agreement covering processes, packages and fundamental IP for high speed optical interfaces, essential components for high-speed optical-fiber network equipment. We also announced our entry into the emerging market for optical switches, by signing a letter of intent with Agilent Technologies for the development and manufacture of innovative optical switch chips.

                  In the area of broadband access, we shipped more than four million ADSL chipsets in 2000. Along with our strategic partner Alcatel, we announced the joint development and promotion of the DMT (Discrete Multi-Tone) modulation technique as a worldwide standard for VDSL at the international regulatory level. We also signed an agreement with Telia AB for the transfer to us of all patent rights in the Zipper-DMT VDSL technology jointly developed by us with Telia.

                  In addition, we announced plans to develop an Enhanced G.Lite ADSL (Asymmetrical Digital Subscriber Line) chipset for the mass market through a joint project with Nortel Networks.

         (ii) Wireless Telecommunications Products. In wireless telecommunications, we focus our product offerings on cellular phones, pagers and wireless local loop applications, serving the major OEMs in each of these areas with differentiated ICs. Regarding the cellular phone segment, new design wins for radio frequency were achieved in Silicon-Germanium (SiGe) technologies for next generation cellular phones (2.5G and 3G). Two leading manufacturers of mobile phones awarded us with development contracts. One was for a multimedia processor chip for next-generation mobile phones, while another leading cellphone maker chose us to supply a radio frequency solution for dual-mode terminals, using 0.35-micron SiGe technology. In addition, we announced an agreement with TTPCom for the development of GSM and GPRS (2.5G) baseband platform chips for the next generation of mobile handsets and mobile Internet devices based on our ST100 DSP core.

                  In addition, in the telecommunications area, Alcatel Microelectronics has agreed to use our innovative ST100 as the preferred DSP core for a variety of system-on-chip solutions for GSM, xDSL, Voice-over-Internet Protocol (VoIP) and other leading-edge technologies.

         The Peripherals and Automotive Group has four divisions:

         (i) Data Storage. We produce ICs for several data storage applications, specializing in disk drives with advanced solutions for read and write digital channels, controllers, host interfaces, digital power processing and micromachinery. We are working actively on super-integrating these macro-functions into system-on-chip solutions. In September 2000, we announced two important additions to our Hard Disk Drive IC portfolio. Aimed at 'dual servo' disk drives where micropositioning will be used to increase drive density, the L6670 Rotational Accelerometer System is a device containing both a micromachined Micro-Electro-Mechanical System (MEMS) sensor plus an interface chip, while the L6660 is a Piezoelectric actuator driver built in 90V BCD technology. We have also been awarded a design win from Seagate for the most advanced system-on-chip solution for high-volume, low-cost hard disk drives. The chip will be the first to integrate the hard disk controller, the new Super10 micro/DSP core and the read/write channel. In addition to delivering first samples of a hard disk controller with embedded DRAM built in 0.18-micron technology and gaining important new design wins for hard disk drive preamplifiers and dedicated power devices for high-end and mobile disk drives, we were chosen by Quantum Technologies to supply a SoC solution for a new hard disk drive. Based on our new Super10 DSP enhanced microcontroller core, the new device will also incorporate a hard disk controller, 4Mbit of embedded dynamic RAM memory and interface functions. We will supply the complete system solution, including firmware. In February 2001, we introduced the world's first single-chip solution for 16x DVD- and 48x CD- ROM drives. Called "Verdi" (STA1000), the new solution integrates an ST10 16-bit microprocessor core, a proprietary digital signal processor core, memories, interfaces and application-specific digital and mixed analog/digital functions.

         (ii) Printers. We are focusing on inkjet printer components and are an important supplier of pen chips, motor drivers, head drivers, high performance photo quality applications and digital color copiers. We are an important partner of Hewlett-Packard for technology development and manufacturing and are currently developing printer system on chip platforms. Other notable successes in the printer field included contracts with two other leading printer manufacturers to develop system-on-chip solutions with embedded DRAM memory for the 'digital printer engines' used in inkjet printers. With these new contracts, we are now the chosen supplier at three out of the four leading manufacturers. In the first quarter of 2001, we won further design wins for both inkjet and laser printer engines and also ramped up production of 0.18-micron printer engines for a very high volume order.

         (iii) Audio and Automotive Products. Our audio products include audio power amplifiers, audio processors and graphic equalizer ICs. Our automotive products include alternator regulators, airbag controls, antiskid braking systems, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management, instrumentation systems and car multimedia. We believe we are the leader in the manufacturing of car radio components, on the basis of sales. We are currently developing solutions for global positioning systems (GPS) and multimedia in the car. In 1999, we signed a strategic alliance for car entertainment systems with Pioneer Electronics of Japan. Due to our super-integration know-how, we have successfully expanded our presence beyond Europe to the United States and Japan, further accessing key customers such as Mitsubishi and Denso.

                  In 2000, we announced the world's first automotive grade microcontroller with embedded Flash memory. Optimized for automotive applications, the ST10F168 integrates the ST10 16-bit MCU core, 256kbytes of internal Flash memory plus peripherals and RAM. We were awarded a contract to develop a complex system-on-chip with both a powerful DSP - the ST120, based on the ST100 core - and a 32-bit micro core for a new traffic information system being developed by Cue Corporation in the United States. In addition, we began a joint development program with Marelli and Cadence for smart valves for motor control in model year 2005. This program is based on the ST120 DSP/MCU core. We signed an important agreement with Italy's Autostrade for the development of a chipset that will support the European standard for new generation tolling.

                  In 2001, our leading position in the automotive arena was reinforced by the introduction of a new 16-bit automotive-grade microcontroller chip with embedded Flash memory whose performance is guaranteed over the entire automotive temperature range, making it ideal for fast-growing applications such as engine control. In addition, our microcontroller built using 0.18 -micron embedded Flash technology was selected by Siemens for a next generation airbag system.

                  In the audio field, we achieved a major technical milestone with XM Satellite Radio, the satellite radio broadcaster. Following the successful fabrication and testing of XM's custom chips, the devices are now being delivered to XM radio partners for integration into XM satellite-capable radios. In the first quarter 2001, we received an order for one million kits for the WorldSpace satellite radio receivers, following the successful launch of the second satellite.

         (iv) Industrial and Power Supplies. We design and manufacture products for industrial automation systems, lighting applications (lamp ballast), battery chargers and switch mode power supplies (SMPS). Our key products are power ICs for motor controllers and read/write amplifiers, intelligent power ICs for spindle motor control and head positioning in computer disk drives and battery chargers for portable electronic systems, particularly mobile telephone sets.

         The Groups also have two support divisions (i) digital signal processing and microcontroller cores and (ii) digital and mixed analog/digital semicustom. These two divisions are centers of excellence to develop key competences in the field of semicustom (digital and analog) as well as in DSP and microcontrollers cores. We are currently developing superintegrated solutions using our broad range of technologies (CMOS, BiCMOS, BCD) and our expertise in microcontrollers/DSP cores, dedicated IC megacells and embedded memory capability.

         Other important technology deals concluded during the year included the acquisition of Portland Group Inc. (PGI). PGI is a developer of compilers and software development tools for the high-performance parallel computing market and the acquisition of full ownership of PGI's operations substantially reinforces our strength in embedded DSP system-on-chip solutions for applications including wireless, wireline, data storage, multimedia and automotive.

         Consumer and Microcontroller Groups

         The Consumer and Microcontroller Groups (CMG) are responsible for the design, development and manufacture of microcontrollers, graphic accelerators and Application Specific Standard Products (ASSP) targeted at high growth digital consumer applications, including digital set-top boxes, Digital Versatile Disk (DVD) players, digital cameras and digital TV.

         Through year-end 2000, CMG was organized by system partitionings, with front-end ICs (reception and demodulation of the video signal), back-end ICs (decompression and control of the video signal) and micro cores. In the first quarter 2001, CMG was reorganized by application and regrouped the front-end, the back-end and the micro cores activities of each application. Two new divisions have been created: the set-top-box division and the DVD division. The TV, the Imaging and Display, the Graphics Products and the Microcontroller divisions are unchanged.

         The Consumer and Microcontroller Groups are divided into the Consumer Group and the Microcontrollers Group. The Consumer Group is further divided into five divisions: set-top boxes, DVD, TV, Imaging and Display division and the Graphics Products division.

         Consumer Group. We consolidated our leadership in digital consumer applications on the basis of shipments in 2000, particularly for set-top boxes, DVDs and digital TV, and we shipped more than 30 million MPEG2 decoder ICs embedding our ST20 32-bit RISC core in 2000.

         (i) Set-top box. We have expanded our product and customer base introducing solutions for set-top boxes with web-browsing and video recording and time-shifting functionality. We were the only semiconductor company at the USA National Association of Broadcasters show (NAB2000) in Las Vegas to demonstrate advanced Personal Video Recording (PVR) and Hard Disk Drive capability, on our STi5512 product family, in conjunction with NDS Group. We reinforced the market leadership of our STi5500 (OMEGA) family of set-top box back-end decoders with the introduction of the STi5518, which retains all of the features of the STi5500 but adds support for Dolby Digital and MP3 audio decoding as well as additional logic to ease the connection of hard disk drives, making the device ideal for emerging 'convergence' products that offer features such as pausing and time-shifting of live TV. In addition, we shipped production quantities of our STi5508 OMEGA set-top box chip to customers such as Echostar and major design wins were achieved in the U.S. and Europe for the STV0399, the world's first device to integrate a Zero IF tuner, a multi-standard demodulator (QPSK and 8-PSK) and a Forward Error Correction
                  (FEC) block in a single CMOS chip.

                  We entered into new agreements for expanding our leadership position in digital consumer applications on the basis of sales. Following the 1999 agreement with Scientific Atlanta
                  (SA) on DOCSIS (Data Over Cable System Interface Specification), we strengthened our cooperation with SA to supply key components for the Explorer 2000 and 6000 digital cable set-top boxes. In May

                  2000, we announced a license agreement with France Telecom that gives us worldwide rights to exploit France Telecom's patented Turbo Code Forward Error Correction technology. This allows the information carrying capacity of a communications system to be substantially increased and could dramatically affect the Digital Satellite TV market by significantly increasing the number of TV channels broadcast by existing satellites. In September 2000, we disclosed details of plans with Norwegian company Nera to develop chipsets and related software for providing turnkey interactive broadband solutions for set-top boxes.

         (ii) DVD. In the field of DVD players, after RCA and Philips, we won designs for DVD and Combo boxes (set-top box plus DVD) in the U.S. and China. Further strengthening our positioning, we introduced in the second quarter 2000 a new DVD decoder/host processor chip, the STi5508, that offers all the functions of the popular STi5505 along with enhanced audio and video features, including a powerful Karaoke processor and MP3 decoder. The STi5508 has been designed into DVD drives of major Asian manufacturers. In 2001, following several years of successful cooperation combining Ravisent's DVD software and ST's OMEGA family of DVD decoder processors, we expanded our ability to provide complete DVD system solutions by acquiring the Consumer Electronics business of Ravisent Technologies.

         (iii) TV. This division addresses both the analog and digital television markets with a wide range of highly integrated ASSPs and application-specific microcontrollers.

         (iv) Imaging and Display Division. Our Imaging and Display Division focuses on video camera recorders, monitors and flat panel displays and image capturing and transmission. In 1999, we finalized the acquisition of Vision Group plc, a U.K. company based in Edinburgh, Scotland, which developed a technology for production of CMOS sensors. CMOS sensors significantly reduce the cost of digital cameras; it is thus possible to produce the principal features of a camera on a single IC, which is significantly cheaper than using a multi-component chip set based on traditional Charge Coupled Devices (CCD) technology. We are actively pursuing opportunities in webcam, digital still camera and cellular phone applications. In 2000, we unveiled a highly integrated digital color camera module optimized for use in the next generation of cellular phones, personal digital assistants and other portable communications devices. The Digital Camera Module meets two key requirements for portable applications - small size and low power consumption.

         (v) Graphics Products. In early 1999, we entered into a partnership agreement with Imagination Technologies, (formerly Videologic) of the United Kingdom for developing the next generation 3D accelerator aimed at the PC and digital consumer market. In June 2000, we introduced our KYRO 3D graphics and video accelerator, which was the first full-featured PC graphics and video accelerator based on Imagination Technologies' PowerVR Series 3 technology. We gained several design wins from PC-based graphics card manufacturers in Taiwan and China. In March 2001, we announced our second-generation 3D Graphics and Video Accelerator derived from our partnership with Imagination Technologies. At the same time, we announced a commercial partnership and technical cooperation with Hercules to develop further leading-edge PC Graphics add-in card solutions exploiting KYRO II's clear performance leadership for PC games and similar applications requiring high performance, cost-effective graphics.

         Microcontroller Division. This division provides competitive, high-volume 8- and 16- bit microcontrollers for all major application segments. This family of products has been developed with a wide portfolio of processes capable of embedding nonvolatile memories such as EPROM, EEPROM and Flash memories.

         Expanding on our cooperation with Hitachi on advanced SuperH RISC cores, we have announced the formation of a jointly controlled independent company, SuperH, Inc. In addition to licensing SuperH cores on the open market, SuperH will complete the final development of the 64-bit SH-5 core and take over development of the SH-6 and SH-7 cores. SuperH is expected to commence operations in the third quarter of 2001 subject to receipt of all required regulatory clearances.

         Memory Products Group

         The Memory Products Group designs, develops and manufactures a broad range of semiconductor memory products but does not produce DRAMs.

         Our Memory Products Group is organized into the following divisions:
(i) Flash memories; (ii) smartcard products; (iii) EPROMs; (iv) EEPROMs; and (v) other memories and application-specific memories. This last division was set up following the acquisition of WSI.

         (i) Flash Memories. In 2000, the market for Flash memories more than doubled, according to published industry data, driven by cellular phones and digital consumer applications growth. Our Flash sales have more than tripled in the same period due to advanced process technologies, new products development and state-of-the-art manufacturing facilities. Flash memories must have many capabilities because they are used in a wide variety of applications, and thus are more comparable to dedicated products than pure standard products. We offer a broad variety of Flash memories, which we sell to customers in different fields, such as wireless telephony, digital consumer, automotive and computer products. For example, we currently supply single voltage (down to 1.8 volt) NOR cell structure Flash memory products up to 32 Mbit to the mobile phone market, and we are now successfully processing wafers for the first 64Mbit Flash memories using multi-bit/cell technology. In addition, in the 2001 first quarter, we began ramping up production of our dedicated Flash memories for Firmware Hub BIOS applications, which are now qualified at most PC desktop and notebook manufacturers. Targeted at high-performance PCs employing Intel's Accelerated Hub Architecture, the device is a 4Mbit Flash memory that performs the Firmware Hub function and is built using our advanced 0.18-micron Flash technology.

         (ii) Smartcard Products. Smartcards are credit card-like devices containing integrated circuits that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay telephone systems (primarily in France and Germany), cellular telephone systems and bank cards (primarily in Europe), as well as pay television systems (primarily in the United States, United Kingdom and France). Other applications include medical record applications, card-access security systems, toll-payment secure transactions over the Internet and ID cards applications. In 2000, our innovative SmartJ 32-bit RISC and Java processing platform was awarded the prestigious 'Best New Chip' award at the Smartcard 2000 show held in London. At the same event, we demonstrated the world's fastest RF-powered contactless microcontroller-based smartcard chip. Our achievement in obtaining the world's first security certification to the new international ISO 15408 standard for our ST19 platform was followed by a similar certification jointly achieved with Gemplus for a Smartcard solution that combines Gemplus' embedded software and our ST19 hardware platform. The ST19 platform and embedded Gemplus secure software will be used in Smartcards for telecommunications and banking applications. In 2001, we introduced a chipset that simplifies the design of contactless Smartcard readers, stimulating growth of new contactless Smartcard applications such as access control, ticketing systems, E-purse and ID cards. Finally, we are currently developing biometric solutions based on fingerprint recognition.

         (iii) EPROMs. We produce a broad range of EPROMs, from 16 Kbit to 32 Mbit. The EPROM market is relatively mature. We have succeeded in maintaining our market leadership because of our EPROM technology, which has allowed us to build one of the broadest product portfolios currently offered in the market. At the same time, this technology has permitted continuous improvement of manufacturing yields and reduction of die size, giving us an advantageous cost position. Efficient manufacturing in our Singapore assembly plant, together with our sales and distribution channels, has contributed to the exploitation of our technological advantage.

         (iv) EEPROMs. We offer serial EEPROMs up to 512 Kbit and parallel EEPROMs up to 1 Mbit. Serial EEPROMs are the most popular type of EEPROMs and are generally used in computer, automotive and consumer applications. Parallel EEPROMs account for a smaller portion of the EEPROM market, being used mainly in telecommunications equipment. We intend to work closely with our key customers and strategic allies to identify and develop added-value application-specific memories.

         (v) Other memories and application-specific memories. We focus on producing nonvolatile RAMs (battery back-up) used in computers and telecommunications equipment. Our strategy of developing innovative differentiated and value-added products was reflected by the acquisition of Waferscale Integration (WSI). The acquisition of WSI allows us to offer configurable memory systems, integrating multiple memory types and control logic, which represent the ultimate step in term of value-added memories.

         Discrete and Standard ICs Group

         The Discrete and Standard ICs Group designs, develops and manufactures discrete power devices, power transistors, standard linear and logic ICs, and radio frequency products.

         This Group's discrete and standard products are manufactured using mature technological processes. Although such products are less capital intensive than our other principal products, we are continuously improving product performance and developing new product features. The Group has a diverse customer base, and a large percentage of the Group's products are sold through distributors.

         (i) Discrete Power Devices. We manufacture and sell a variety of discrete power devices, including rectifiers, protection devices and thyristors (SCRs and triacs). Our devices are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor control and power control devices). More specifically, rectifiers are used in voltage converters and voltage regulators, protection devices are used to protect electronic equipment from power supply spikes or surges, and thyristors are used to vary current flows through a variety of electrical devices, including lamps and household appliances. We offer a highly successful range of standard products built with our proprietary Application Specific Discretes (ASDTM) technology, which allows a variety of discrete structures to be merged into a single device optimized for specific applications such as EMI filtering for cellular phones. We have recently started development of electronic devices integrating both passive and active components on the same chip (IPAD: Integrated Passive and Active Devices).

         (ii) Power Transistors. We design, manufacture and sell power transistors, which (like our discrete power devices) operate at high current and voltage levels in a variety of switching and pulse mode systems. We have three power transistor divisions: bipolar transistors, power MOSFETs (metal-oxide-silicon field effect transistors) and new power transistors such as IGBTs.

                  Our bipolar power transistors are used in a variety of high-speed, high-voltage applications, including SMPS (switch mode power supply) systems, television/monitor deflection circuits and lighting systems.

                  We also offer a family of VIPower (vertical integration power) products, as well as omnifets and application-specific devices. VIPower products exhibit the operating characteristics of power transistors while incorporating full thermal, short circuit and overcurrent protection and allowing logic level input. VIPower products are used in consumer goods (lamp ballasts) and automotive products (ignition circuits, central locking systems and transmission circuits). Omnifets are power MOSFETs with fully integrated protection devices that are used in a variety of sophisticated automotive and industrial applications. Application-specific devices are semicustom ICs that integrate diodes, rectifiers and thyristors on the same chip, thereby providing cost-effective and space-saving components with a short design time.

         (iii) Standard Logic and Linear ICs. We produce a variety of bipolar and HCMOS logic devices, including clocks, registers, gates and latches. Such devices are used in a wide variety of applications, including increasingly in portable computers, computer networks and telecommunications systems. We also offer standard linear ICs covering a variety of applications, including amplifiers, comparators, decoders, detectors, filters, modulators, multipliers and voltage regulators.

         (iv) Radio Frequency Products. We supply components for RF transmission systems used in television broadcasting equipment, radar systems, telecommunications systems and avionic equipment. We are targeting new applications for our RF products, including two-way wireless communications systems (in particular, cellular telephone systems) and commercial radio communication networks for business and government applications.

Strategic Alliances

         We believe that strategic alliances are critical to success in the semiconductor industry, and we have entered into strategic alliances with customers, other semiconductor manufacturers and major suppliers of design software. We have entered into several strategic customer alliances, including alliances with Alcatel, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel Networks, Pioneer, Seagate Technology, Thomson Multimedia and Western Digital, among others. In June 2000, in conjunction with our acquisition of the 150mm facility in Ottawa, Canada, we entered into an agreement with Nortel Networks for the development of processes, packages and fundamental IP for high-speed optical interfaces. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and gain access to our process technologies and manufacturing infrastructure.

         Alliances with other semiconductor manufacturers, such as the cooperation with Philips Semiconductors in Crolles, France, for the development of advanced CMOS logic manufacturing processes, as well as the building and operations of a 300mm wafer pilot line fab in Crolles, France, the agreement with Mitsubishi for CMOS Flash memory processes using 0.20 through 0.18-micron lithography and the agreement with Hitachi on SuperH microprocessors, permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development.

         We have established joint development programs with leading suppliers such as Air Liquide, Applied Materials, ASM Lithography, Canon, Hewlett-Packard, KLA-Tencor, LAM Research, MEMC, Schlumberger, Teradyne and Wacker and with CAD tool producers including Cadence, Co Ware and Synopsys. We are a participant in Sematech I 300I for the development of 300 millimeter wafer manufacturing processes. We are active in joint European research efforts such as the MEDEA program, and also cooperate with major research institutions and universities.

         In 2000, we pursued development of 0.15-micron drawn (0.13-micron effective gate length) CMOS process technology, at Crolles, France. At the same time we started production of our 0.15-micron effective gate length (0.18-micron drawn) CMOS technology, known as HCMOS-8. This process is aimed at producing "system-on-chip" products incorporating up to tens of millions of transistors combined with embedded memory for telecom, digital consumer and computer applications. In 2000, we started work on new generation 0.13 microFlash technology in our R2 technology center in Agrate, Italy.

Customers and Applications

         We design, develop, manufacture and market over 3,000 main types of products that we sell to approximately 800 direct customers. We also sell our products through distributors. Major customers include Alcatel, Bosch, DaimlerChrysler, Ericsson, Gemplus, Hewlett-Packard, Marelli, IBM, Matsushita, Maxtor, Motorola, Nokia, Nortel Networks, Philips, Pioneer, Samsung, Schlumberger, Scientific Atlanta, Seagate Technology, Siemens, Sony, Thomson Multimedia and Western Digital. To many of our key customers we provide a wide range of products, including dedicated products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers' requirements for other products, including discrete devices, programmable products and memory products.

         The following table sets forth certain of our significant customers and certain applications for our products:


--------------------------------------------------------------------------------------------------------------------
Telecommunications
Customers:        Alcatel                 Lucent Technologies     Motorola                Philips
                  Ericsson                Marconi                 Nokia                   Sagem
                  Italtel                 Matsushita              Nortel Networks         Siemens

Applications:     Central office switching systems                Telephone terminals (wireline and wireless)
                  Digital cellular telephones                     Internet access (xDSL)
                  Wireless networking (Bluetooth)                 Data transport (routing, switching for electronic
                                                                  and optical networks)
--------------------------------------------------------------------------------------------------------------------
Computer Systems
Customers:        ACER                    Delta                   Logitech                Seagate
                  Agilent                 Hewlett-Packard         Maxtor                  Sun Microsystems
                  Creative Technology     IBM                     Samsung                 Western Digital

Applications:     Data storage                                    Webcams
                  Monitors and displays                           Printers
                  Graphics                                        Imaging
                                                                  Power management

--------------------------------------------------------------------------------------------------------------------
Automotive
Customers:        Bosch                   Denso                   Motorola                Valeo
                  DaimlerChrysler         Lear                    Pioneer                 VDO
                  Delphi                  Marelli                 Siemens                 Visteon

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

--------------------------------------------------------------------------------------------------------------------
Consumer Products
Customers:        Agilent Technologies    Hughes                  Philips                 Scientific Atlanta
                  Bose Corporation        Kenwood                 Pioneer                 Sony
                  Echostar                Matsushita              Samsung                 Thomson Multimedia
                  Grundig                 Pace

Applications:     Audio processing (CD, DVD, Hi-Fi)               DVDs
                  Digital cameras                                 Set-top boxes
                  Digital music players                           Analog TVs
                  Digitial TVs                                    VCRs

--------------------------------------------------------------------------------------------------------------------
Industrial and Other Applications
Customers:        Astec                   Gemplus                 Nagra                   Schlumberger
                  Autostrade              Giesecke & Devrient     Oberthur                Siemens
                  Bull                    IPM                     Orga
                  Delta                   Litton                  Philips

Applications:     Battery chargers                                Lighting systems (lamp ballasts)
                  Smartcards ICs                                  Motor controllers
                  Industrial automation and control systems       Power supplies
                  Intelligent power switches                      Switch mode power supplies
--------------------------------------------------------------------------------------------------------------------


         In 2000, our largest customer, Nokia, represented approximately 13% of our net revenues. No other single customer accounted for more than 10% of our net revenues. Sales to our top ten customers accounted for approximately 47% of our net revenues in 2000 (45% in 1999). We have several large customers, certain of whom have entered into strategic alliances with us. Many of our key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 18% of our net revenues in 2000 were made through distributors. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our customers or distributors, reduced bookings or product returns by our key customers or distributors, could adversely affect our operating results. In addition, in a declining market like the present, we have been in the past and may in the future be driven to lower prices in response to competitive pressures and may expect a higher number of order cancellations, particularly by distributors and for commodity products.

Sales, Marketing and Distribution

         We operate regional sales organizations in Europe, North America, the Asia Pacific region, Japan and, since January 1, 1998, in Emerging Markets which includes South America, Africa, Eastern Europe, the Middle East and India. For a breakdown of net revenues by product group and geographic region for each of the five years ended December 31, 2000, for " - Business Overview." In 2000, our largest customer, Nokia, represented approximately 13% of our net revenues. No other single customer accounted for more than 10% of our net revenues. Sales to our top ten customers were approximately 47% and 45% of our net revenues in 2000 and 1999, respectively, which was an increase from 43% in 1998.

         The European region is divided into five businesses units: automotive, commodities, consumer and computers, industrial and smartcards, six geographically configured units to cover mid-sized OEM customers (France and the Benelux, Central Europe, Northern Europe, Southern Europe, Scandinavia and Finland), and six regions (United Kingdom, France, Central Europe, Southern Europe, Scandinavia and Finland) addressed through distributors.

         In North America, the sales and marketing team is organized into five business units that are located near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial and consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California and Longmont, Colorado following the acquisition of Adaptec), communications (Dallas, Texas) and distribution (Boston, Massachusetts). Each business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system oriented products. This structure allows us to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with our current product portfolio. A central product marketing operation in Boston provides product support and training for standard products for the North America region, while a logistics center in Phoenix supports just-in-time delivery throughout North America. In addition, a comprehensive distribution business unit provides product and sales support for the nationwide distribution network.

         In the Asia Pacific region, sales and marketing is organized by country and is managed from our regional sales headquarters in Singapore. We have sales offices in Taiwan, Korea, China, Hong Kong, Malaysia, Thailand and Australia. The Singapore sales organization provides central marketing, customer service, technical support, shipping, laboratory and design services for the entire region. In addition, there are design centers in Taiwan, Korea, Hong Kong and Shenzhen.

         In Japan, the large majority of our sales are made through distributors, as is typical for foreign suppliers to the Japanese market. However, our sales and marketing engineers in Japan work directly with customers as well as with the distributors to meet customers' needs. We provide marketing and technical support services to customers through sales offices in Tokyo and Osaka. In addition, we have established a design center and application laboratory in Tokyo. The design center designs custom ICs for Japanese clients, while the application laboratory allows Japanese customers to test our products in specific applications.

         The Emerging Markets region (designated as "Region Five" until January 1, 2001) was created as of January 1, 1998 and includes South America, Africa, Eastern Europe, the Middle East and India. Prior to that time, these markets had been covered, where appropriate, by the other existing sales and marketing organizations. Emerging Markets also includes the design and software development center in India, which employs approximately 700 people in a wide range of activities. We intend to increase our focus on this region to enhance our presence in these new markets.

         The sales and marketing activities carried out by our regional sales organizations are supported by the product marketing that is carried out by each product division, which also include product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives.

         We are pursuing the Gold Standard program, a long-term commitment to excellence in standard products. The program consists of manufacturing and offering standard products at the same price level as the market but with a superior level of quality, service and lead time. The related initiatives included worldwide advertising, promotional task forces in all regions, special distribution initiatives and worldwide training of salespeople and marketing personnel.

         Each of the five regional sales organizations operates dedicated distribution organizations. To support the distribution network, we operate logistic centers in Saint Genis, France; Phoenix, Arizona; and Singapore, and have made considerable investments in warehouse computerization and logistics support.

         We also use distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We recognize revenues upon transfer of ownership of the goods at shipment. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory; instead, their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

Research and Development

         We believe that research and development is critical to our success and we are committed to increasing research and development expenditures in the future. In periods of industry downturn, such as in 1997 and 1998, simultaneously as we made significant cost reductions in our overall expenses, we continued increasing our research and development expenses, year-over-year. In 2000, we spent $1,026 million on research and development, increased from $836 million in 1999. The table below sets forth information with respect to our research and development spending since 1996 (not including design center, process engineering, pre-production or industrialization costs):


                                                                Year ended December 31,
                                       ----------------------------------------------------------------------------
                                          1996            1997            1998             1999            2000
                                       -----------    -----------      -----------      -----------      ----------
                                                           (in millions, except percentages)
Expenditures.......................      $532.3          $610.9          $689.8           $836.0         $1,026.3
As a percentage of net revenues....       12.9%           15.2%           16.2%            16.5%            13.1%

-------------------------------------------------------------------------------------------------------------------

         As a result of our history, approximately 81% of our research and development expenses in 2000 were incurred in Europe, primarily in France and Italy. See "--Public Funding." As of December 31, 2000, approximately 6,800 employees were employed in research and development activities.

         Our policy in the field of research and development is market driven, focused on leading edge products and technologies and carried out by over 6,800 employees worldwide in close collaboration with strategic alliance partners, leading universities and research institutes, key customers and blue chip equipment manufacturers working at the cutting edge of their own markets. We invest in a variety of research and development projects ranging from long term advanced research for the acceleration, in line with industry requirements and roadmaps, of our broad range of process technologies including BICMOS, BCD, High Performance Logic, stand alone and embedded Flash and other nonvolatile memories, to the continued expansion of our system level design expertise and IP creation for advanced architecture for system-on-chip integration, as well as new products for many key applications in the field of digital consumer wireless communications and networking, computer peripherals, Smartcards and car multimedia amongst others.

         Our research and development activities focus on the VLSI technology platform, new system architectures, new product developments and emerging technologies in microsystems and photonics. The development of the technology platform (VLSI technologies and design tools) is conducted by Central Research and Development (CRD) while new systems architectures are studied in the Advanced System Technology (AST) units. New product research and development is conducted within each product group in conjunction with customers. The highest concentration of our CRD activities is located in the two main VLSI facilities of Crolles, France and Agrate, Italy. Other CRD activities are located in Catania, Italy, Rousset, France, Carrollton, Texas, Berkeley, California, Ottawa, Canada and Noida, India.

         The central research and development units participate in several strategic partnerships. Our manufacturing facility at Crolles, France houses a research and development center that is operated in the legal form of a French Groupement d'interet economique ("GIE") named "Centre Commun de Microelectronique de Crolles", whose members are us, France Telecom R&D and Laboratoire d'Electronique de Technologie d'Instrumentation ("LETI"), a research laboratory of CEA-Industrie. The tripartite cooperation is intended to last until the end of 2002. We also cooperate with Philips Semiconductors to jointly develop sub-micron CMOS logic processes in Crolles, France and have extended this cooperation to cover the building of an advanced 300mm wafer pilot line in Crolles, France, which will be funded and operated jointly with Philips Semiconductors. Since April 2001, the piles have been completed and the shell building has commenced.

         The CRD activities performed in the new 200mm facility of Agrate, Italy, are focused on the development of new generation sub 0.18 micron Flash memories from which other nonvolatile memory products are derived, such as embedded memories, EEPROM and OTP. Current Flash developments, which are one of our technology drivers, are targeting 0.13 micron very high density multilevel memories and the introduction of innovative materials for nonvolatile applications.

         A technical center in Noida, India, develops design software and CAD libraries and tools. At the Agrate, Italy site, we are developing nonvolatile memory technologies and programmable logic processes using a pilot line, which is being upgraded to 200mm with a capability of 0.25 -micron and below. See "--Property, Plants and Equipment." We have developed a wide network of cooperation with several universities in the United Kingdom (Bristol and Newcastle), Italy (Bologna, Catania, Milan, Pavia and Turin), France (Grenoble, Marseille, Toulouse and Tours), in the United States (Carnegie Mellon, Stanford, Berkeley and UCLA) and Singapore for basic research projects on design and process development.

         We are a member of International Sematech, a non profit technology development consortium of 13 semiconductor manufacturers, funded by dues from the member companies. International Sematech works with members, equipment and materials suppliers, international labs and institutes, academia, and other consortia to accelerate the development of advanced precompetitive semiconductor manufacturing processes, materials and equipment for their member companies.

         In addition to central research and development, each operating division also conducts independent research and development activities on specific processes and products focusing on developing an advanced range of the key technological building blocks required by targeted applications. These building blocks include (i) MPEG2 decoder ICs, (ii) a family of 16 bit (ST10, super 10), 32 bit (ST20) and 64 bit (ST50) microcontrollers, (iii) a family of general purpose DSP cores for embedded applications based on the current D950 solution and the ST100 (currently being sampled to customers) as well as several dedicated DSP cores (MMDSP, SAFIRE, EMIRALDA) for specific applications, and
(iv) embedded volatile (DRAM and SRAM) and nonvolatile (EPROM, EEPROM and Flash) memories. Applying our broad range of technologies and our expertise in diverse application domains, we are currently embedding dedicated, semicustom circuits and these advanced building blocks on the same chip, in addition to the many dedicated and semicustom ICs developed using power analog, digital and mixed signal technologies.

Intellectual Property

         Intellectual property rights that apply to our various products include patents, copyrights, trade secrets, trademarks and maskwork rights. We own more than 19,000 patents or pending patent applications corresponding to more than 11,000 original inventions, most of which have been registered in several countries around the world. In 2000, we filed 685 new patent applications around the world. Management believes that our intellectual property represents valuable property and intends to protect our investment in technology by enforcing all of our intellectual property rights. We have entered into several patent cross-licenses with several major semiconductor companies.

         Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Litigation, which could demand financial and management resources, may be necessary to enforce our patents or other intellectual property rights.

         Also, there can be no assurance that litigation will not be commenced in the future against us regarding patents, maskworks, copyrights, trademarks or trade secrets, or that any licenses or other rights to necessary intellectual property could be obtained on acceptable terms. The failure to obtain licenses or other intellectual property rights, as well as the expense or outcome of litigation, could adversely affect our results of operations or financial condition. We have from time to time received, and we may in the future receive, communications alleging possible infringement of certain patents and other intellectual property rights of others. Regardless of the validity or the successful assertion of such claims, we could incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations or financial condition.

Backlog

         Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery to reflect changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can reduce management's ability to forecast production levels and revenues. During periods of industry undercapacity, the backlog can exceed our manufacturing capacity.

         Our backlog increased steadily in the first half of 2000 while registering a decline in the latter part of the year reflecting the industry downturn. Backlog decline increased during the first quarter of 2001. In industry downturns, customers tend to order products for immediate delivery, which leads us to build up inventory of key products and lowers our backlog.

         We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered.

Competition

         Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of our product lines. We compete with major international semiconductor companies, some of which have substantially greater financial and other resources than us with which to pursue engineering, manufacturing, marketing and distribution of their products. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own integrated circuit products and foundry operations. Some of our competitors are also our customers.

         According to published industry data in March 2001, we grew 55.4% annually making us the sixth leading semiconductor manufacturer worldwide. The primary international semiconductor companies, which compete with us include Advanced Micro Devices, Agere Systems, Broadcom, Hitachi, Intel Corporation, Mitsubishi Electric Corporation, Motorola, National Semiconductor Corporation, Nippon Electric Company, Philips Semiconductors, Samsung, Infineon Technology, Texas Instruments and Toshiba.

         According to published industry data and other industry sources, investment in worldwide semiconductor fabrication capacity totaled approximately $28 billion in 1998, $33 billion in 1999 and $59 billion in 2000, or approximately 22 %, 22% and 29%, respectively, of the TAM for such years. Such capacity investment is made not only by international semiconductor companies, but also companies specializing in operating semiconductor foundries, particularly in Asia such as UMC, TSMC and Chartered Semiconductors.

         We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on elements both within and outside of our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

Organizational Structure

         We are a multinational group of companies that designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. We are organized in a matrix structure with geographical regions interacting with product divisions, bringing all levels of management closer to the customer and facilitating communication among research and development, production, marketing and sales organizations. STMicrolectronics N.V., owns directly or indirectly, 100% of all of our significant operating subsidiaries which have their own corporate organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation. For a list of our subsidiaries, see note 3 to our consolidated financial statements.

Property, Plants and Equipment

         We currently operate 19 main manufacturing sites around the world. In June 2000, we acquired a 150mm microconductor manufacturing facility owned by Nortel Networks in Ottawa, Canada. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants (known as "fabs") and back-end facilities are assembly, packaging and final testing plants.

                                                                                                    Gross floor area
                                                                                                     size (including
                                                                                                       clean room,
                                                                                                     facilities and
   Location              Products                                Technologies                      production offices)
   ---------             --------                                ------------                      -------------------
                                                                                                   (in square meters)
Front-end facilities
Crolles,        Semicustom devices,            Fab: 200mm 0.35/0.18 -micron CMOS and 0.7/0.25                 51,600
   France         microcontrollers and           -micron BiCMOS; R&D on VLSI sub-micron
                  dedicated products             technologies in conjunction with France Telecom
                                                 R&D and Philips Semiconductors

Phoenix,        Dedicated products             Fab: 200mm 0.5/0.35 -micron CMOS, 0.5/0.35 -micron             46,400
   Arizona                                       BiCMOS

Agrate, Italy   Nonvolatile memories,          Fab 1: 150mm 2.0/0.5 -micron BCD, nonvolatile                  47,500
                  microcontrollers and           memories
                  dedicated products
                                               Fab 2: 200mm 0.35/0.18 -micron Flash, embedded                 32,800
                                                 Flash, R&D on nonvolatile memories

Rousset,        Microcontrollers,              Fab 1: 150mm 0.8/0.5 -micron CMOS, Smartcard                   32,000
   France         nonvolatile memories and
                  smartcard ICs and            Fab 2: 200mm 0.35/0.18 -micron CMOS, Flash,                    66,500
                  dedicated products             Smartcard



                                                                                                    Gross floor area
                                                                                                     size (including
                                                                                                       clean room,
                                                                                                     facilities and
   Location              Products                                Technologies                      production offices)
   ---------             --------                                ------------                      -------------------
                                                                                                   (in square meters)
Catania, Italy  Power transistors, smart       Fab 1: 150mm 4/1 -micron MOS power, BCD                        22,500
                  power ICs and nonvolatile
                  memories                     Fab 2: 150mm 4/1 -micron pilot line RF                         10,000

                                               Fab 3: 200mm 0.35/0.18-micron, Flash, Smartcard                43,000

Rennes, France  Dedicated and power products   Fab: 150mm 2 -micron BiCMOS, BCD and bipolar                   17,500

Castelletto,    Smart power BCD                Fab: 150mm 4.0/0.8 -micron BCD pilot line                      12,500
   Italy
Tours, France   Protection thyristors,         Fab: 100mm and 150mm discrete                                  36,500
                  diodes and
                  application-specific
                  discretes-power
                  transistors

Ang Mo Kio,     Dedicated products,            Fab 1: 100mm 1.5-micron, power MOS, bipolar                    75,000
   Singapore      microcontrollers, power        transistor, bipolar ICs, standard linear
                  transistors, commodity         CMOS
                  products; nonvolatile
                  memories and dedicated       Fab 2: 150mm 1-2-micron bipolar, power MOS and BCD             15,000
                  products
                                               Fab 3: 200mm 0.50/0.18-micron BICMOS, Flash (should            58,500
                                                 enter volume production in 2001)

Carrollton,     Memories, microcontrollers,    Fab: 150mm 1.5/0.7-micron BiCMOS, BCD and CMOS                 47,000
   Texas         dedicated products; and
                 semicustom devices

Rancho          Dedicated products             Fab: 150mm 2.0-micron BCD                                      18,500
   Bernardo,
   California
Ottawa,         Dedicated products             Fab:  150mm, 0.8-micron bipolar                                11,000
   Canada

Back-end
   Facilities:
Muar, Malaysia  Dedicated and standard                                                                        63,050
                 products, microcontrollers

Kirkop, Malta   Dedicated products,                                                                           27,200
                 microcontrollers,
                 semicustom devices

Tuas,           Dedicated products and                                                                        12,400
   Singapore     nonvolatile memories

Toa Payoh,      Nonvolatile memories and                                                                      17,150
   Singapore     power ICs



                                                                                                    Gross floor area
                                                                                                     size (including
                                                                                                       clean room,
                                                                                                     facilities and
   Location              Products                                Technologies                      production offices)
   ---------             --------                                ------------                      -------------------
                                                                                                   (in square meters)

Ain Sebaa,      Discrete and standard                                                                         30,000
   Morocco       products

Bouskoura,      Nonvolatile memories,                                                                         60,000
   Morocco       discrete and standard
                 products, micromodules,
                 RF and subsystems

Shenzhen,       Nonvolatile memories,                                                                         40,000
   China(1)       discrete and standard
                  products


-------------
(1)      Jointly operated with Shenzhen Electronics Group.

         In the last quarter of 2000, our front-end facilities had total capacity of approximately 140,000 150mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. We have five 200mm wafer production facilities currently in operation. Of these, three (at Crolles, France, Catania, Italy and Phoenix, Arizona) were operating at full capacity at December 31, 2000 and the other two (in Rousset, France and Agrate, Italy) are now in volume production and continue to be expanded. Construction of a new 200mm sub-micron facility is underway in Singapore. We have started construction our 200mm sub-micron fabrication plant in Catania, Italy which will be upgradeable to 300mm capacity and is planned to be operational by the year 2002.

         We acquired a new facility in Singapore that entered volume production of 150mm wafers in 2000, and we expanded our production of 150mm wafers in Carrollton, Texas and Rancho Bernardo, California. In June 2000, we acquired from Nortel Networks a 150mm manufacturing facility in Ottawa, Canada. In line with our expansion of front-end facilities in 2000, we expanded all our back-end plants at our existing facilities in Morocco, Malta, Malaysia, Singapore, and China. We also equipped a newly acquired back-end plant in Tuas (Singapore) and built a new back-end plant in Bouskoura (Morocco) in which the first assembly lines were operational by the end of 2000.

         We have also started the construction of a shell building for an advanced 300mm wafer pilot-line fabrication facility in Crolles (France) that will be operated jointly with Philips Semiconductors. The pilot line will initially be designed to produce up to 1,000 wafers per week, with potential to ramp up to 2,000 wafers per week as needed. The first 300mm wafers are expected to be processed in 2002.

         We have historically subcontracted approximately 15% of total volumes for back-end operations to external suppliers. Since 1999, to cope with a sudden surge in demand, and in particular, to meet anticipated requirements for HCMOS wafers, we decided to significantly increase our use of external foundries for front-end manufacturing as well, and they supplied up to approximately 15% of our total wafers. We intend to maintain the percentage of front-end manufacturing through external foundries at approximately this level in a period of high demand, reducing it as required to meet market conditions. In the first quarter 2001, the total wafer demand supplied by foundries represented approximately 9%, compared to an average of 11% in year 2000.

         We have expanded our diversified manufacturing infrastructure while improving the cost, quality and flexibility of our operations. In 2000, we invested in our manufacturing facilities to bring to full capacity and expand the 200mm front-end manufacturing facility in Crolles, France and Catania, Italy, to continue the ramp up of an 200mm front-end manufacturing facilities in Phoenix, Arizona and Catania, Italy, and to build and equip the new 200mm front-end facilities in Rousset, France and Agrate, Italy, which are today in production, to expand 150mm front-end facilities in Carrollton, Texas and Rancho Bernardo, California, to purchase and equip a new 150mm facility in Singapore, to convert from 5-to 150mm the front-end facilities in Tours and Rennes, France and Catania, Italy and to expand our back-end facilities in Morocco, Malta, Malaysia, Singapore and China.

         According to present visibility, as of the end of March 2001, we currently expect that capital spending for 2001 will be in the range of $1.9 billion, significantly below the 2000 level and the initially announced $2.5 billion. This investment will primarily be used for the expansion of the 200mm front-end facilities in France and Italy, the start-up of the 200mm facility in Singapore, the expansion of the new back-end facilities in Morocco and the conversion of the facilities in Crolles (France) from 0.18 micron to 0.15 micron processes. As of December 31, 2000, we had commitments of approximately $1.7 billion for equipment purchases. We will continue to monitor our level of capital spending, taking into consideration factors such as trends in the semiconductors market, capacity utilization and announced additions.

         Although each fabrication plant is dedicated to specific processes, our strategy is to develop local presences, better serve customers and mitigate manufacturing risks by having key processes operated in different manufacturing plants. In certain countries, we have been granted tax incentives by local authorities in line with local regulations, being recognized as an important contributor to the economies where our plants are located. In 2000 we sought to take advantage of industry capacity limitations by purchasing from subcontractors both wafer foundry and back-end services and thereby minimizing our capital expenditure needs.

         Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although our increased manufacturing efficiency has been an important factor in our improved results of operations, we have from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. No assurance can be given that we will be able to increase manufacturing efficiency in the future to the same extent as in the past or that we will not experience production difficulties in the future.

         We are fostering a corporate-wide TQEM culture that defines a common set of objectives and performance measurements for employees in all geographic regions, at every stage of product design, development, production and consignment for all product lines. TQEM in our company is based on five key principles: management commitment, employee empowerment, continuous improvement, management by fact and customer focus. TQEM has become an integral part of our culture and it is designed to develop a self-directed work force with a common set of values, objectives and problem-solving processes. Since 1987, we have improved average AIQ (electrical) status levels. Most of our manufacturing facilities have been certified to conform to ISO international quality standards and EMAS. Several major customers, including Hewlett-Packard, Nokia, Sharp, DaimlerChrysler and Sanyo, have recognized our commitment to quality and have honored us with quality awards in the recent past. We have also adopted an environmental charter in order to reinforce our commitment to environmental protections.

         As is common in the semiconductor industry, we have from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, have suffered delays in product deliveries or reduced yields. There can be no assurance that we will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, construction delays, ramping up production at new facilities, upgrading or expanding existing facilities, changing our process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that require state-of-the-art sub-micron technology has increased the potential for losses associated with production difficulties, imperfections, or other causes of defects. In the event of an incident leading to an interruption of production at a fab, we may not be able to shift production to other facilities on a timely basis or the customer may decide to purchase products from other suppliers, and in either case the loss of revenues and impact on our relationship with our customers could be significant. Our operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately. Finally, in periods of high demand, we increase our reliance on external contractors for foundry and back-end service. Any failure to perform by such subcontractors could impact our relationship with our customers and could materially affect our results of operations.

Public Funding

         We participate in certain programs established by the European Commission and individual countries in Europe (France and Italy), which provide public funding for research and development and capital investment in compliance with local laws. The pan-European programs are generally open to eligible companies operating and investing in Europe and cover a period of several years.
In Italy, both electronics and economic development programs are open to eligible companies regardless of their ownership or country of incorporation.

         The main European programs for research and development in which we are involved include: (i) the Micro-Electronics Development for European Application ("MEDEA+") cooperative research and development program, (ii) European Union research and development projects with FWP5 for Information Technology; and
(iii) national programs for research and development and industrialization in the electronics industries. We also participate in investment incentive programs for the economic development of certain regions.

         The MEDEA+ cooperative research and development program was launched in June 2000 by the Eureka Conference and is designed to bring together many of Europe's top researchers in a 12,000 man-year program that will cover the period 2000-2008. The MEDEA+ program replaced the joint European research program called MEDEA, which was a European cooperative project in microelectronics among several countries that covered the period 1996 through 2000 and involved more than 80 companies. In Italy, the Programma Nazionale per la Bioelettronica has more than 10 participants, and various programs for intervention in the Mezzogiorno (southern Italy) are open to eligible companies, including non-European companies, operating in the region and regulated by specific laws. Italian programs often cover several years, but funding is typically subject to annual budget appropriation. In France, support for microelectronics is provided to over 30 companies manufacturing or using semiconductors. The amount of support under French programs is decided annually and subject to budget appropriation.

         We have also entered into funding agreements with France and Italy which set forth the parameters of state support under certain national programs and require, among other things, compliance with European Commission ("EC") regulations and approval by EU authorities and annual and project-by-project reviews and approvals.

         Funding of programs in France and Italy is subject to annual appropriation, and if such governments were unable to provide anticipated funding on a timely basis or if existing government-funded programs were curtailed or discontinued, such an occurrence could have a material adverse effect on our business, operating results and financial condition. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms favorable to us as those previously provided.

         Public authority funding for research and development is reported in "Other Income and Expenses" in our consolidated statements of income. See Note 17 to the Consolidated Financial Statements. Such funding has totaled $63.5 million, $60.4 million and $42.1 million in the years 1998, 1999 and 2000, respectively. Government support for capital expenditures funding has totaled $182.4 million, $53.4 million and $95.2 million in the years 1998, 1999 and 2000, respectively. Such funding has been used to support our capital investment; while receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment reduce the level of depreciation recognized by us.

         Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic's Fund for Applied Research, established in 1968 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 1998, 1999 and 2000, we had $49.4 million, $48.8 million and $31.3 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 2.1%, 1.6% and 1.4%, respectively.

         Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed.

Suppliers

         The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot be brought about without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

         In the front-end process we use steppers, scanners, track equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment.

         Our manufacturing processes use many raw materials, including silicon wafers, lead frame, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile. We obtain our raw materials and supplies from diverse sources on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

Environmental Matters

         Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes. Consistent with our TQEM principles, we have established proactive environmental policies with respect to the handling of such chemicals and gases and emissions and waste disposals from our manufacturing operations. We have engaged outside consultants to audit our environmental activities and have created environmental management teams, information systems, education and training programs, and environmental assessment procedures for new processes and suppliers. All of our plants are validated for the Eco-Management and Audit Scheme ("EMAS") and have also obtained ISO 14001 certification. We are also participating in various working groups set up by the European Commission to propose new legislation regarding the collection, recovery and disposal of electronic equipment, as well as banning the use of lead and some flame retardants in manufacturing electronic components. We intend to proactively implement such new legislation when enacted in line with our commitment towards environmental protection.

         Although we have not suffered material environmental claims in the past and believe that our activities conform to presently applicable environmental regulations in all material respects, environmental claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations, and as with other companies engaged in similar activities, any failure by us to control the use of or adequately restrict the discharge of hazardous substances, emissions or wastes could subject us to future liabilities.

         Because we have manufacturing facilities located in California and southern Italy (Sicily), we face the risk that an earthquake could damage these facilities, which would cause a reduction in our revenue and profitability. Any disruption in our product development capability or our manufacturing capability arising from earthquakes could cause significant delays in the production or shipment of our products until we are able to shift development or production to different facilities or arrange for third parties to manufacture our products. We may not be able to obtain alternate capacity on favorable terms or at all. The risk of earthquakes to our manufacturing facilities in Catania (Italy) and in California is significant due to the proximity of major earthquake fault lines to these manufacturing facilities. In addition, some of our suppliers are located in regions where there is a risk of earthquake.

Industry Background

         The Semiconductor Market

         Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems), to applications such as telecommunications systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of the total available market (the "TAM"), which includes all semiconductor products, as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor pervasiveness has increased from approximately 9% in 1991 to approximately 21% in 2000. The demand for electronic systems has also expanded geographically with the emergence of new markets, particularly in the Asia Pacific region.

         Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data, the TAM increased from $17.8 billion in 1983 to $204.4 billion in 2000 (growing at a compound annual rate of approximately 15.4%). At the same time the serviceable available market (the "SAM"), which prior to 1995 consisted of the TAM without DRAMS, microprocessors and opto-electronic products and commencing in 1995 and for all subsequent periods presented, includes microprocessors, increased from approximately $15.0 billion in 1983 to $165.7 billion in 2000 (growing at a compound annual rate of approximately15.2%). In 2000, the TAM increased by 36.8%. Based on trade association data for the first quarter of 2001, the TAM decreased in the first quarter of 2001 by 4.5% compared to the first quarter of 2000. In addition, in the first quarter of 2001, the TAM decreased by 19.6% compared to the fourth quarter of 2000. The SAM increased 34.8% in 2000 compared to 1999; however, based on preliminary trade association data for the first quarter of 2001, the SAM decreased by 1.6% compared to the first quarter of 2000. In 2000, approximately 31.3% of all semiconductors were shipped to the Americas, 22.9% to Japan, 20.7% to Europe, and 25.1% to the Asia Pacific region.

         The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:



                                   Worldwide Semiconductor Sales (1)             Compound Annual Growth Rates (2)
                               ------------------------------------------------------------------------------------
                                1983      1993      1998      1999      2000    83-93     93-97     98-99     99-00
                               -----     -----    ------    ------    ------    -----     -----     -----     -----
                                          (in billions of $)                        (expressed as percentages)

Integrated Circuits....        $13.3     $66.0    $109.1    $130.3    $176.9    17.4%     16.0%     19.3%     35.8%
Analog (linear and
   Mixed-signal).......          2.8      10.7      19.1      22.1      30.5    14.3      16.5      15.7      38.0
Digital Logic..........          6.7      34.1      67.0      75.9      97.2    17.7      19.9      13.3      28.1
   Memory:
     DRAM..............          1.7      13.1      14.0      20.7      28.9    22.7      10.7      47.8      39.6
     Others............          2.0       8.1       9.0      11.6      20.3    15.0       4.4      28.9      75.0
                               -----     -----    ------    ------    ------    -----     ----      ----      ----
   Total Memory........          3.7      21.2      23.0      32.3      49.2    19.1       8.4      40.3      52.3
Total digital..........         10.4      55.3      90.0     108.2     146.4    18.2      15.8      20.0      35.3
Discrete...............          3.7       8.6      11.9      13.4      17.7     8.8      11.1      12.6      32.0
Opto-electronics.......          0.7       2.6       4.6       5.7       9.8    14.0      14.7      23.9      71.9
                               -----     -----    ------    ------    ------    -----     ----      ----      ----
   TAM.................        $17.8     $77.3    $125.6    $149.4    $204.4    15.8%     15.4%     18.9%     36.8%
                               =====     =====    ======    ======    ======    =====     ====      ====      ====

Europe.................          3.3      14.6      29.4      31.9      42.3    16.0      18.8       8.5      32.6
Americas...............          7.8      24.7      41.4      47.5      64.1    12.2      16.8      14.7      34.9
Asia Pacific...........          1.2      14.2      28.9      37.2      51.3    28.0      20.7      28.7      37.9
Japan..................          5.5      23.8      25.9      32.8      46.7    15.8       7.8      26.6      42.4
                               -----     -----    ------    ------    ------    -----     ----      ----      ----
   TAM.................        $17.8     $77.3    $125.6    $149.4    $204.4    15.8%     15.4%     18.9%     36.8%
                               =====     =====    ======    ======    ======    =====     ====      ====      ====

----------------------
(1)    Source: WSTS
(2)    Calculated using end points of the periods specified.

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

         The primary volatile memory devices are DRAMs, which accounted for 58.7% of semiconductor memory sales in 2000, and SRAMs (static RAMs). DRAMs are volatile memories that lose their data content when power supplies are switched off, whereas SRAMs are volatile memories that allow the storage of data in the memory array but without the need for clock or refresh logic circuitry. SRAMs are roughly four times as complex as DRAMs (four transistors per bit of memory compared to one transistor) and are significantly more expensive than DRAMs per unit of storage. DRAMs are used in a computer's main memory to temporarily store data retrieved from low cost external mass memory devices such as hard disk drives. SRAMs are principally used as caches and buffers between a computer's microprocessor and its DRAM-based main memory.

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

         Flash memories are typically less expensive per bit of stored information than EEPROMs, and can also be erased and rewritten. The entire content of a Flash memory or large blocks of data (not individual bytes) can be erased with a "Flash" of current. Because Flash memories can be erased and reprogrammed electrically and in-system, they are more flexible than EPROMs and, therefore, are progressively replacing EPROMs in many of their current applications. Flash memories are typically used in high volume in digital mobile phones and digital consumer applications (set-top boxes, DVDs, digital cameras, MP3 digital music players) and are also suitable for solid state mass storage of data and emerging high volume application.

         Logic devices process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes microprocessors, microcontrollers and digital signal processors. Microprocessors are the central processing units of computer systems. Microcontrollers are complete computer systems contained on single integrated circuits that are programmed to specific customer requirements. They contain microprocessor cores as well as logic circuitry and memory capacity. Microcontrollers control the operation of electronic and electromechanical systems by processing input data from electronic sensors and generating electronic control signals, and are used in a wide variety of consumer products (including alarm systems, household appliance controls and video products), automotive systems (including engine control and dashboard instrumentation), computer peripheral equipment (including disk drives, facsimile machines, printers and optical scanners), industrial applications (including motor drives and process controllers), and telecommunications systems (including telephones, answering machines and digital cellular phones). Digital signal processors ("DSPs") are parallel processors used for high complexity, high speed real-time computations in a wide variety of applications, including answering machines, modems, digital cellular telephone systems, audio processors and data compression systems. Standard devices are intended for utilization by a large group of systems designers for a broad range of applications. Consequently, standard devices usually contain more functions than are actually required and, therefore, may not be cost-effective for certain specific applications. In addition to standard logic devices, a broad range of full-custom, semicustom and ASSP logic devices is developed for a wide variety of applications. These devices are typically designed to meet particular customer requirements. Compared to memory markets, logic device markets are much more differentiated and dependent upon intellectual property and advanced product design skills.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in "Cautionary Statement Regarding Forward-Looking Statements" and under the caption "Item 3: Key Information - Risk Factors". We assume no obligation to update the forward-looking statements or such factors.

Overview

         Business conditions in 1999 and 2000 improved from the difficult conditions experienced in the semiconductor industry in 1997 and 1998. According to trade association data, worldwide sales of semiconductor products (the total available market or "TAM") increased 36.8% in 2000 over 1999. Based on trade association data, the estimated market for products produced by us (the serviceable available market or "SAM") (which consists of the TAM without DRAMs, and opto-electronic products) increased approximately 34.8% in 2000 over 1999. However, the higher rates of increase were recorded in the first three quarters of 2000, while during the fourth quarter 2000 the semiconductor industry showed some signs of decreased growth rates with the total market declining approximately 3% in that quarter compared to the third quarter 2000. The reverse in the trend in the semiconductor industry which began in the fourth quarter of 2000 led to negative growth expectations for 2001. Industry analysts at the end of 2000 were forecasting a downturn in the 2001 semiconductor market.

         Our net revenues for 2000 increased 54.5% compared to 1999, a stronger increase than both the TAM and the SAM. We benefited from increased volumes in virtually all product families and an improved product mix, including sales of new products.

         In the last five years, despite the difficult market conditions in 1997 and 1998, our net revenues increased from $4,122.4 million in 1996 to $7,813.2 million in 2000, representing a compound annual growth rate of 17.3%. According to trade association data, the TAM increased from $132.0 billion in 1996 to $204.4 billion in 2000, representing a compound annual growth rate of 11.6%, while the SAM increased from $102.7 billion in 1996 to $165.7 billion in 2000, representing a compound annual growth rate of 12.7%. During the same period, our share of the TAM increased from 3.1% to 3.8%, while our share of the SAM increased from 4.0% to 4.7%. Our revenue growth from 1996 through 2000 was particularly significant for differentiated ICs (which we define as being our dedicated products, semicustom devices and microcontrollers).

         As a result of our performance during the period 1996 to 2000, we not only gained market share against both the TAM and SAM, but, according to ranking by leading market analysts, became the sixth largest semiconductor company in the world during 2000, up from ninth in 1999. However, we believe that the general market conditions have led certain of our competitors to redirect their marketing focus and manufacturing capacity toward products that compete with our products. We believe increased competition in our core product markets is generating greater pricing pressure, increased competition for market share in the SAM and a generally more challenging market environment for us.

         There can be no assurance that we will experience revenue growth at or above the growth rate for the TAM or the SAM, or that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins for us.

         In 2000, we continued to focus on differentiated ICs and analog ICs. Differentiated ICs accounted for approximately 63% of our net revenues in both 2000 and 1999. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. Analog ICs (including mixed signal
ICs), the majority of which are also differentiated ICs, accounted for approximately 49% of our net revenues in 2000 compared to 51% in 1999, while discrete devices accounted for approximately 10% of our net revenues in 2000 compared to approximately 12% in 1999. In recent years, these families of products, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. However, the difficult competitive environment in the semiconductor market in more recent years has led to price pressures in these product families as well.

         In order to reinforce our presence in certain strategic business segments, we completed the acquisition from Nortel Networks of a 150mm facility in Ottawa, Canada, in June 2000 with a commitment for $2 billion in sales to Nortel Networks over the following three years (in conjunction with the acquisition, we entered into an agreement with Nortel Networks for the development of processes, packages and fundamental IP for high-speed optical interfaces). We also acquired Waferscale Integration (a leading manufacturer of programmable system memory devices) and Portland Group (a vendor of compilers and software development tools for the high-performance parallel computing market).

         Our gross profit margin increased from 41.4% in 1996 to 46.0% in 2000. Benefiting from a favorable industry environment in 1996, we had a gross profit margin of approximately 41% and an operating income margin of approximately 19%. In 1997 and 1998, in an unfavorable industry environment, which generated lower margins due to the negative impact of pricing pressures, gross profit margin declined to slightly above 38%. This decline in gross profit margin coupled with a higher level of research and development expenditure, resulted in a lower operating income as a percentage of net revenues which, however, remained above 12%. Benefiting from the market recovery in 1999 and 2000, gross profit margin increased in 2000 to 46.0% while operating income as a percentage of net revenues rose significantly to 22.8%.

         Preliminary projections for 2001 assumed a worsening of the market correction. According to industry data, the market for the first quarter of 2001 declined 19.6% compared to the fourth quarter of 2000 and 4.5% compared to the first quarter of 2000. The latest forecasts by industry analysts at the end of March 2001 estimate a 12% decline in the TAM and a 10% decline in the SAM in 2001 compared to 2000. We estimate that the market correction which began abruptly with a sharp inventory adjustment in the fourth quarter of 2000 is likely to continue through much of 2001. Its duration is closely tied to macroeconomic conditions, particularly in the United States and Japan, as well as to industry-specific issues such as overcapacity and excess inventory levels.

         While we are expecting a difficult business environment, we are confident in our ability to continue to outperform the industry by a meaningful margin. Within this challenging near term environment, our strategy continues to be based upon profitable market share gains through the development of world-leading products, strong customer alliances, efficient global manufacturing and a modular approach to capital expenditure.

         Results of Operations

         The tables below set forth information on our net revenues by product group and by geographic region:


                                                                     Year ended December 31,
                                                    -----------------------------------------------------------
                                                      1996         1997        1998         1999         2000
                                                    -----------------------------------------------------------
                                                                          (in millions)
Net Revenues by Product Group: (1)
  Telecommunications, Peripherals and
  Automotive(1).............................         $1,614.0   $1,606.9    $1,855.2     $2,305.5     $3,481.7
  Discrete and Standard ICs(1) .............            778.1      839.5       816.7        927.9      1,213.1
  Memory Products...........................            736.8      708.6       659.6        835.9      1,552.9
  Consumer and Microcontrollers(1) .........            870.2      738.8       805.8        881.7      1,438.9
  New Ventures Group and Others(2) .........            123.3      125.4       110.5        105.3        126.6
                                                        -----      -----       -----        -----        -----
        Total...............................         $4,122.4   $4,019.2    $4,247.8     $5,056.3     $7,813.2
                                                     ========   ========    ========     ========     ========

Net Revenues by Geographic Region:(3)
  Europe....................................         $1,788.5   $1,753.3    $1,768.9     $1,833.6     $2,629.2
  North America.............................            903.0      899.1       937.3      1,156.1      1,843.0
  Asia Pacific..............................          1,125.7    1,065.8     1,247.9      1,658.2      2,614.7
  Japan.....................................            228.2      214.5       180.7        239.7        402.4
  Emerging Markets(3) ......................             77.0       86.5       113.0        168.7        323.9
                                                         ----       ----       -----        -----        -----
        Total...............................         $4,122.4    $4019.2    $4,247.8     $5,056.3     $7,813.2
                                                     ========   ========    ========     ========     ========

                                                                     (As a percentage of net revenues)
Net Revenues by Product Group:(1)
  Telecommunications, Peripherals and
  Automotive(1).............................             39.1%      40.0%       43.6%        45.6%        44.6%
  Discrete and Standard ICs(1) .............             18.9       20.9        19.2         18.4         15.5
  Memory Products...........................             17.9       17.6        15.5         16.5         19.9
  Consumer and Microcontrollers(1) .........             21.1       18.4        19.0         17.4         18.4
  New Ventures Group and Others(2) .........              3.0        3.1         2.7          2.1          1.6
                                                          ---        ---         ---          ---          ---
        Total...............................            100.0%     100.0%      100.0%       100.0%       100.0%
                                                     ========   ========    ========     ========     ========

Net Revenues by Geographic Region:(3)
  Europe....................................             43.4%      43.6%       41.6%        36.3%        33.6%
  North America.............................             21.9       22.4        22.1         22.9         23.6
  Asia Pacific..............................             27.3       26.5        29.4         32.8         33.5
  Japan.....................................              5.5        5.3         4.3          4.7          5.2
  Emerging Markets(3).......................              1.9        2.2         2.6          3.3          4.1
                                                          ---        ---         ---          ---          ---
        Total...............................            100.0%     100.0%      100.0%       100.0%       100.0%
                                                     ========   ========    ========     ========     ========


----------
(1) In January 1999, we implemented organizational changes to better orient our product groups to end-use applications. As a result, net revenues have been restated for prior periods to reflect these changes. In addition, the former Dedicated Products Group has become the Telecommunications, Peripherals and Automotive Groups, while the former Programmable Products Group has become the Consumer and Microcontrollers Groups.

(2) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for our new business opportunities.

(3) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Net revenues by geographic region have been reclassified to reflect the creation of Region Five in January 1998 which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. Prior years have been restated to reflect this reclassification. In the fourth quarter of 2000, Region Five changed its name to become the Emerging Markets region.

         The following table sets forth certain financial data from our consolidated statements of income since 1996, expressed in each case as a percentage of net revenues:


                                                                         Year ended December 31,
                                                         ------------------------------------------------------------
                                                           1996         1997          1998         1999        2000
                                                         ----------  ----------    ----------   ---------- ----------
Net sales.........................................         98.9%        98.8%         99.1%        99.3%       99.4%
Other revenues....................................          1.1          1.2           0.9          0.7         0.6
                                                            ---          ---           ---          ---         ---

Net revenues......................................        100.0        100.0         100.0        100.0       100.0
Cost of sales.....................................        (58.6)       (61.1)        (61.7)       (60.4)      (54.0)
                                                          -----        -----         -----        -----       -----

Gross profit......................................         41.4         38.9          38.3         39.6        46.0

Operating Expenses:
Selling, general and administrative...............        (10.2)       (11.3)        (11.5)       (10.6)       (9.0)
Research and development..........................        (12.9)       (15.2)        (16.2)       (16.5)      (13.1)
Other income and expenses.........................          1.1          0.5           1.7          0.8        (1.1)
                                                            ---          ---           ---          ---        ----

Total operating expenses..........................        (22.0)       (26.0)        (26.0)       (26.3)      (23.2)
                                                          -----        -----         -----        -----       -----

Operating income..................................         19.4         12.9          12.3         13.3        22.8
Net interest income (expense).....................         (0.3)          --           0.2          0.7         0.6
Gain on disposal of investment....................          0.2           --            --           --          --
                                                            ---          ---           ---          ---         ---

Income before income taxes and minority interests.         19.3         12.9          12.5         14.0        23.4
Income tax expense................................         (4.2)        (2.9)         (2.8)        (3.1)       (4.8)
                                                           ----         ----          ----         ----        ----

Income before minority interests .................         15.1         10.0           9.7         10.9        18.6
Minority interests................................          0.1          0.1            --         (0.1)         --
                                                            ---          ---           ---         ----         ---

Net income........................................         15.2%        10.1%          9.7%       10.8%        18.6%
                                                           ====         ====           ===        ====         ====


2000 vs. 1999

         In 2000, we benefited from the industry recovery and our strong market position, and increased significantly our net revenues, operating income, net income and diluted earnings per share in each successive quarter. We continued to invest significant amounts in research and development and completed several strategic acquisitions which enhanced our intellectual property portfolio. We accelerated our capital spending during the year in order to build up capacity to meet demand.

         Net revenues. Net sales increased 54.6%, from $5,023.1 million in 1999 to $7,764.4 million in 2000. The increase in net sales was primarily the result of higher volume and an improved product mix, including sales of new products. The exchange rate impact on net sales in 2000 was estimated to be negative. Other revenues increased from $33.2 million in 1999 to $48.8 million in 2000 due primarily to an increase in licensing revenues. Net revenues increased 54.5%, from $5,056.3 million in 1999 to $7,813.2 million in 2000.

         The Telecommunications, Peripherals and Automotive Groups' net revenues increased 51.0% primarily as a result of volume increases in wireless and wireline telecommunications, data storage devices and automotive products and a more favorable product mix in wireline products. The Discrete and Standard ICs Group's net revenues increased 30.7%, as the volume increases in basically all major product families and the more favorable product mix in standard commodities and discrete devices more than offset the price declines in basically all major product families. Net revenues of the Memory Products Group increased by 85.8% as a result of volume increases in basically all product families (such as Flash memories, smartcard ICs and EEPROMs) and improved mix in Flash memories and EPROMs. The Consumer and Microcontrollers Groups' net revenues increased 63.2% as a result of significantly higher volumes in digital video, digital consumer applications and imaging products, partially offset by a general decrease in prices in most major product families.

         Gross profit. Our gross profit increased 79.7%, from $2,001.8 million in 1999 to $3,596.3 million in 2000 primarily as a result of higher net revenues. As a percentage of net revenues, gross profit increased from 39.6% in

1999 to 46.0% in 2000, benefiting from higher production volumes, improved product mix and a more cost-effective utilization of manufacturing facilities.

         Cost of sales increased from $3,054.5 million in 1999 to $4,216.9 million in 2000, primarily due to a significant increase in production volume, the increase in purchases of wafers from external foundries and the increased depreciation associated with new capital investments.

         The exchange rate impact on gross profit in 2000 compared to 1999 was estimated to be favorable. The appreciation of the U.S. dollar versus the euro had a favorable impact on cost of sales that was higher than the unfavorable impact on net revenues. See "--Impact of Changes in Exchange Rates."

         Selling, general and administrative expenses. Selling, general and administrative expenses increased 31.7%, from $534.2 million in 1999 to $703.7 million in 2000, reflecting increased efforts in the marketing and administrative functions and the information technology area. As a percentage of net revenues, selling, general and administrative expenses decreased from 10.6% in 1999 to 9.0% in 2000.

         Research and development expenses. Research and development expenses increased 22.8%, from $836.0 million in 1999 to $1,026.3 million in 2000. We continued to invest heavily in research and development and plan to continue increasing our research and development staff. We continue to allocate significant financial resources to expand our market leadership in key applications, reflecting our commitment to service and continuous innovation. Our reported research and development expenses do not include marketing design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses decreased from 16.5% in 1999 to 13.1% in 2000.

         Other income and expenses. Other income and expenses decreased from income of $39.9 million in 1999 to expenses of $83.6 million in 2000. Other income and expenses include primarily funds received from government agencies in connection with our research and development programs, the cost of new plant start-ups, the amortization of goodwill and related acquisition costs, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and miscellaneous revenues and expenses. The decrease in other income and expenses resulted primarily from higher start-up costs of new production facilities. In addition, lower funds received from government agencies in connection with our research and development programs, higher patent expenses and higher goodwill amortization contributed to the increase in expenses.

         Operating income. Our operating income increased by 165.5%, from $671.5 million in 1999 to $1,782.7 million in 2000. The exchange rate impact on operating income in 2000 was estimated to be favorable since the appreciation of the U.S. dollar against the euro had a favorable impact on gross profit and operating expenses.

         Net interest income (expense). Net interest income increased from income of $35.6 million in 1999 to income of $46.7 million in 2000 primarily as a result of the increase in cash and cash equivalents following the share offering and the Liquid Yield Option (TM) Notes ("LYONs") offering completed on September 22, 1999 and to the convertible debt offering completed on November 16, 2000.

         Income tax expense. Provision for income tax was $375.1 million in 2000 compared to $157.2 million in 1999, primarily as a result of the increase in income before income taxes and minority interests. The accrued effective tax rate decreased from 22.2% in 1999 to 20.5% in 2000 mainly due to the application of new benefits in certain countries. As such benefits may not be available after 2000, an increase in the effective tax rate could result in the coming years.

         Net income. Our net income increased 165.3%, from $547.3 million to $1,452.1 million. As a percentage of net revenues, 2000 net income was 18.6%, up from 10.8% of 1999 net income. Diluted earnings per share reached $1.58, an increase of 154.8% compared to diluted earnings per share of $0.62 in 1999. All per share numbers have been adjusted to reflect the 2-for-1 stock split effected in June 1999 and for the 3-for-1 stock split effected in May 2000.

1999 vs. 1998

         In 1999, we benefited from the industry recovery and our strong market position, and increased our net revenues, operating income, net income and diluted earnings per share in each successive quarter. We continued to invest significant amounts in research and development and completed several strategic acquisitions which enhanced our intellectual property portfolio. We accelerated our capital spending in the second half of the year.

         Net revenues. Net sales increased 19.3%, from $4,210.6 million in 1998 to $5,023.1 million in 1999. The increase in net sales was primarily the result of higher volume and an improved product mix, including sales of new products, partly offset by declining average selling prices. The exchange rate impact on net sales in 1999 was estimated to be negligible. Other revenues decreased from $37.2 million in 1998 to $33.2 million in 1999 due primarily to a reduction in licensing revenues. Net revenues increased 19.0%, from $4,247.8 million in 1998 to $5,056.3 million in 1999.

         The Telecommunications, Peripherals and Automotive Groups' net revenues increased 24.3% primarily as a result of volume increases in wireless telecommunications, data storage and automotive products and a more favorable product mix. The Discrete and Standard ICs Group's net revenues increased 13.6%, as the volume increases in basically all major product families and the more favorable product mix in standard commodities more than offset the price declines in all product families. Net revenues to the Memory Products Group increased by 26.7% as the volume increases in all product families more than offset the price declines in nearly all product families (such as EPROMs, EEPROMs, smartcard ICs and flash memories). The Consumer and Microcontrollers Groups' net revenues increased 9.4% as a result of significantly higher volumes in digital video and microcontrollers products, partially offset by decreased volumes in graphics products and lower prices in all product families.

         Gross profit. Our gross profit increased 23.2%, from $1,624.8 million in 1998 to $2,001.8 million in 1999 primarily as a result of higher net revenues. As a percentage of net revenues, gross profit increased from 38.3% in 1998 to 39.6% in 1999, due to higher sales volumes and improved manufacturing efficiency.

         Costs of sales increased from $2,623.0 million in 1998 to $3,054.5 million in 1999, primarily due to a significant increase in production volume and the increased depreciation associated with new capital investments.

         The exchange rate impact on gross profit in 1999 compared to 1998 was estimated to be favorable, as the negligible impact of the variation of the U.S. dollar on net revenues was more than offset by the positive impact on cost of sales of the appreciation of the U.S. dollar versus the euro. See "--Impact of Changes in Exchange Rates".

         Selling, general and administrative expenses. Selling, general and administrative expenses increased 9.4%, from $488.1 million in 1998 to $534.2 million in 1999, reflecting higher expenditure for information technology, marketing and administrative functions, including the expenses for year 2000 compliance. As a percentage of net revenues, selling, general and administrative expenses decreased slightly from 11.5% in 1998 to 10.6% in 1999.

         Research and development expenses. Research and development expenses increased 21.2%, from $689.8 million in 1998 to $836.0 million in 1999. We continued to invest heavily in research and development and plan to continue increasing our research and development staff. We continue to allocate significant financial resources to expand our market leadership in key applications, reflecting our commitment to service and continuous innovation. Our reported research and development expenses do not include marketing design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 16.2% in 1998 to 16.5% in 1999.

         Other income and expenses. Other income and expenses decreased from income of $76.5 million in 1998 to income of $39.9 million in 1999. Other income and expenses include primarily funds received from government agencies in connection with our research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and miscellaneous revenues and expenses. The decrease in other income and expenses resulted primarily from higher start-up costs of new production facilities, from the inclusion of the goodwill amortization of Vision Group, of Peripherals Technology Solutions and, to a lesser extent, of Arithmos, and from a slight decrease in funds received from government agencies in connection with our research and development programs.

         Operating income. Our operating income increased by 28.3%, from $523.4 million in 1998 to $671.5 million in 1999. The exchange rate impact on operating income in 1999 was favorable since the appreciation of the U.S. dollar against the euro had a favorable impact on gross profit and operating expenses.

         Net interest income (expense). Net interest income increased from income of $8.7 million in 1998 to income of $35.6 million in 1999 primarily as a result of the increase in cash and cash equivalents following the 1999 Share Offering and the 1999 LYONs Offering completed on September 22, 1999.

         Income tax expense. Provision for income tax was $157.2 million in 1999 compared to $120.4 million in 1998, primarily as a result of the increase in income before income taxes and minority interests. The accrued effective tax rate decreased from 22.6% in 1998 to 22.2% in 1999 mainly due to the application of benefits in certain countries. As such benefits may not be available after 1999, an increase in the effective tax rate could result in the coming years.

         Net income. Our net income increased 33.1%, from $411.1 million to $547.3 million. As a percentage of sales, 1999 net income was 10.8%, up from 9.7% of 1998 net income. The increase was mainly due to higher net sales. Diluted earnings per share reached $0.62 compared to diluted earnings per share of $0.48 in 1998. All per share numbers have been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000.

Quarterly Results of Operations

         The following table sets forth certain financial information for the years 1999 and 2000. Such information is derived from unaudited consolidated financial statements, prepared on a basis consistent with the audited consolidated financial statements, that include, in the opinion of management, only normal recurring adjustments necessary for a fair presentation of the information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth experienced by us in recent years, the increasingly competitive nature of the markets in which we operate, the changes in product mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

         Our quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, and the loss of key personnel. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results.


                                                            Quarter ended (Unaudited)
                                 ----------------------------------------------------------------------------------------
                                  April 3,   July 3,   Oct. 2,   Dec. 31,   April 1,    July 1,    Sept. 30,   Dec. 31,
                                   1999       1999       1999      1999       2000       2000        2000        2000
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
                                              (in millions, except percentages and per share data)(1)
  Consolidated Statement of
  Income Data
  Net revenues..............      $1,113.3  $1,190.6   $1,274.2  $1,478.2   $1,702.2    $ 1,877.3  $ 2,042.0  $ 2,191.7
  Cost of sales.............        (685.4)   (719.9)    (766.8)   (882.4)    (985.1)    (1,001.6)  (1,077.1)  (1,153.1)
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
  Gross profit..............         427.9     470.7      507.4     595.8      717.1        875.7      964.9    1,038.6

  Operating expenses:
  Selling, general and
    administrative..........       (119.1)    (130.3)    (136.8)   (148.0)    (159.5)      (177.1)    (174.0)    (193.1)

  Research and development..        (193.5)   (202.8)    (205.5)   (234.1)    (235.1)      (245.1)    (259.8)    (286.4)
  Other income and expenses.          16.1      14.9        5.0       3.8      (30.5)       (37.7)     (19.3)       4.1
  Total operating expenses..        (296.5)   (318.2)    (337.3)   (378.3)    (425.1)      (459.9)    (453.1)    (475.4)
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
Operating income..........           131.4     152.5      170.1     217.5      292.0        415.8      511.8      563.2
  Net interest income.......           3.7       6.0        8.2      17.7       16.4         14.0        7.3        9.0
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
  Income before income taxes
    and minority interests..         135.1     158.5      178.3     235.2      308.4        429.8      519.1      572.2
  Income tax expense.......          (29.9)   (35.4)     (41.6)    (50.3)     (69.4)       (92.7)    (103.6)    (109.5)
                                  ---------- --------- --------- ---------- ----------- --------- ----------- ------------
  Income before minority
    interests...............         105.2     123.1      136.7     184.9      239.0        337.1      415.5      462.7
  Minority interests........          (0.1)     (0.6)      (1.4)     (0.6)      (0.6)        (0.6)      (0.2)      (0.8)
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
  Net income................      $  105.1  $  122.5   $  135.3  $  184.3   $  238.4  $     336.5  $   415.3  $   461.9
                                 ========== ========= ========= ========== =========== ========= =========== ============
  Earnings per share (basic)          $0.12 $    0.14  $    0.16 $    0.21  $    0.27 $       0.38 $     0.47 $     0.52
  Earnings per share (diluted)        $0.12 $    0.14  $    0.15 $    0.21  $    0.26 $       0.37 $     0.45 $     0.50
  Number of shares used in
    calculating earnings per
    share (basic)...........         855.1     856.5      858.2     866.8      878.2        887.0      888.5      889.3
  Number of shares used in
    calculating earnings per
    share (diluted).........         888.3     890.6      896.2     930.6      933.5        934.5      934.0      942.4

                                                             As a percentage of net revenues

  Net revenues..............         100.0%    100.0%     100.0%    100.0%     100.0%       100.0%     100.0%     100.0%
  Cost of sales.............         (61.6)    (60.5)     (60.2)    (59.7)     (57.9)       (53.4)     (52.7)     (52.6)
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
  Gross profit..............          38.4      39.5       39.8      40.3       42.1         46.6       47.3       47.4

  Operating expenses:
  Selling, general and
    administrative..........         (10.7)    (10.9)     (10.7)    (10.0)      (9.4)        (9.4)      (8.5)      (8.8)
  Research and development..         (17.4)    (17.0)     (16.1)    (15.8)     (13.8)       (13.1)     (12.7)     (13.1)
  Other income and expenses.           1.5       1.2        0.3       0.2       (1.8)        (2.0)      (0.9)       0.2
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
  Total operating expenses..         (26.6)    (26.7)     (26.5)    (25.6)     (25.0)       (24.5)     (22.2)     (21.7)
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
  Operating income..........          11.8      12.8       13.3      14.7       17.2         22.1       25.1       25.7
  Net interest income.......           0.3       0.5        0.7       1.2        1.0          0.8        0.3        0.4
  Income before income taxes
    and minority interests..          12.1      13.3       14.0      15.9       18.1         22.9       25.4       26.1
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
  Income tax expense........          (2.7)     (3.0)      (3.3)     (3.4)      (4.1)        (4.9)      (5.1)      (5.0)
  Income before minority
    interests...............           9.4      10.3       10.7      12.5       14.0         18.0       20.3       21.1
                                 ---------- --------- --------- ---------- ----------- --------- ----------- ------------
  Minority interests........           -         -         (0.1)       -         -           (0.1)       -          -
  Net income................           9.4%     10.3%      10.6%     12.5%      14.0%        17.9%      20.3%      21.1%
                                 ========== ========= ========= ========== =========== ========= =========== ============


-------------
(1) All share information has been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000.

         Net revenues. Fourth quarter 2000 net revenues recorded a 7.3% sequential improvement over the third quarter of 2000, with gains mainly from the Memory Products Group and the Telecommunications, Peripherals and Automotive Groups. We recorded an increase in net revenues of 48.3% versus the fourth quarter of 1999, experiencing strong sales gains across all product groups. Third quarter 2000 net revenues showed an 8.8% sequential increase over the second quarter of 2000 in spite of seasonal factors that generally reduce sales during the summer months and were 60.3% above 1999 third quarter net revenues. Second quarter 2000 net revenues increased 10.3% compared to the first quarter of 2000, and were 57.7% above second quarter 1999 net revenues. First quarter 2000 net revenues increased 15.2% compared to the fourth quarter of 1999, and were 52.9% above first quarter 1999 net revenues.

         With respect to the product groups, the Memory Products Group had the highest year-over-year and quarter-over-quarter results; its revenues in the 2000 fourth quarter rose 84.1% in comparison to the 1999 fourth quarter and increased 13.7% in comparison to the 2000 third quarter, reflecting our significant progress in penetrating the market with new generation flash products. In the 2000 fourth quarter, net revenues from the Telecommunications, Peripherals and Automotive Groups increased 49.2% over the year ago quarter and 12.0% sequentially, reflecting the strength in sales of ICs for telecommunications, mainly wireless, hard disk drives, digital cellular phones and automotive applications. Net revenues for the Consumer and Microcontrollers Groups increased 39.4% compared to the 1999 fourth quarter and net revenues for the Discrete and Standards ICs Products Group increased 15.5%. Overall, our 48.3% revenue growth of the 2000 fourth quarter over the 1999 fourth quarter resulted from the rapidly increasing demand for our products as well as our ability to effectively deploy our resources.

         In 2000, approximately 34% of our net revenues originated in Europe, compared to approximately 36% in 1999. Our third quarter revenues in Europe have generally been slightly less than average revenues during other quarters due to production slowdowns by our European customers in July and August. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred.

         Gross profit. In the fourth quarter of 2000, gross profit was $1,038.6 million, 74.3% above the year-ago period. Gross profit margin in the 2000 fourth quarter was 47.4%, representing a significant improvement compared to 40.3 % in the fourth quarter of 1999, as a result of higher production volumes, improved product mix, and more cost-effective utilization of manufacturing facilities.

         Selling, general and administrative expenses. Selling, general and administrative expenses were $193.1 million in the fourth quarter of 2000, or 8.8% of net revenues, compared to $148.0 million, or 10.0% of net revenues in the fourth quarter of 1999. The percentage decrease results principally from the increase in net revenues.

         Research and development expenses. In the fourth quarter of 2000, research and development costs of $286.4 million increased 22.3% compared to the fourth quarter of 1999. Research and development represented 13.1% of net revenues in the fourth quarter of 2000 compared to 15.8% of net revenues in the fourth quarter of 1999, as a result of the increase in net revenues.

         Other income and expenses. Other income and expenses remained basically unchanged from income of $3.8 million in the 1999 fourth quarter to income of $4.1 million in 2000 fourth quarter as the gain from the sale of certain marketable securities was offset by lower research and development funding received from government agencies in connection with our research and development programs and slightly higher start-up costs of new production facilities.

         Operating income. Operating income reached $563.2 million in the fourth quarter of 2000 which represented an increase of 158.9% compared to the level of the fourth quarter of 1999. Operating income margin for the 2000 fourth quarter was 25.7% compared to 14.7% in the 1999 fourth quarter.

         Net income. Net income for the 2000 fourth quarter rose sharply, increasing 150.6% to $461.9 million compared to $184.3 million in the 1999 fourth quarter and 11.2% compared to $415.3 million in the third quarter 2000. Diluted earnings per share increased 138.1% to $0.50 from $0.21 in the fourth quarter 1999 and 11.1% from $0.45 in the third quarter 2000. All per share figures have been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effect May 2000.

         During the first quarter of 2001, the semiconductor industry experienced a decline in revenues in excess of earlier forecasts, estimated at a 4% decrease versus the first quarter of 2000 and 19% sequentially. Based on this, the latest forecasts by industry analysts estimate a 12% decline in the TAM and a 10% decline in the SAM in 2001 compared to 2000. Our revenues have been affected by the strong negative market correction that is currently taking place. On a comparative basis with the first quarter of 2000, our first quarter 2001 revenues recorded a 12.9% increase, in excess of the industry average, but 12.3% below the revenue level reached in the fourth quarter of 2000.

We have taken steps to significantly reduce costs during this period of uncertain market conditions. Specifically, capital expenditure plans for 2001 have been reduced from $2.5 billion to $1.9 billion and stringent cost control programs have taken effect throughout our company, including a hiring freeze.

         These forward-looking statements are subject to certain risks and uncertainties, in particular the rapid pace of change in the semiconductor industry, and may differ materially from actual events.

Impact of Changes in Exchange Rate

         Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro (with respect to prior periods, the Italian lira, the French franc, the German mark), the Japanese yen and other Asian currencies.

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

         Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where our operations are located. Fluctuations in the value of these currencies, particularly the euro, compared to the U.S. dollar can affect our costs and therefore our profitability.

         The appreciation in the U.S. dollar in 2000 compared to 1999 against the principal European and Asian currencies (excluding the Japanese yen, which appreciated compared to the U.S. dollar) that have a material impact on us resulted in a favorable impact on results of operations because of the favorable impact on cost of sales and operating expenses.

         Our principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to increase the proportion of sales to customers denominated in U.S. dollars, (ii) to purchase raw materials and services in transactions denominated in U.S. dollars (thereby reducing the exchange rate risk for costs relative to revenues, which are principally denominated or determined by reference to the U.S. dollar), and (iii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. From time to time, we purchase or sell currencies forward to cover currency risk in obligations or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. Furthermore, the introduction of the euro as of January 1, 1999, has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

         Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. See Note 2.3 to the Consolidated Financial Statements. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "accumulated other comprehensive income (loss)" in the consolidated statements of changes in shareholders' equity. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period.

         At December 31, 2000, our outstanding indebtedness was denominated principally in U.S. dollars, French francs and Italian lire. See Note 14 to the Consolidated Financial Statements.

Liquidity and Capital Resources

         Treasury activities are regulated by our procedures which define policies, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to exchange rates and interest rates. Our objectives are to neutralize our exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations. Our treasury controls include systematic reporting to senior management and are subject to internal and external audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. Basically all of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated "A+" or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions. For further information on our funding and treasury policies, see "Item 11:
Quantitative and Qualitative Disclosures About Market Risk."

         On November 16, 2000, we issued $1,480.0 million initial aggregate principal amount of zero-coupon unsubordinated convertible notes, due 2010, with yield to maturity of 3.75% per annum. Our net proceeds in connection with the 2000 notes offering were $1,457.8 million. On September 22, 1999, we completed an equity offering of 8,970,000 shares of capital stock at $24.88 per share (adjusted for the three-for-one stock split). Our net proceeds in connection with the 1999 equity offering were $216.8 million. On September 22, 1999, we also issued $720.9 million initial aggregate principal amount of zero-coupon convertible Liquid Yield Option(TM) Notes, due 2009, with yield to maturity of 2.4375% per annum. Our net proceeds in connection with the 1999 LYONs offering was $708.3 million. Our net cash generated from operations totaled $2.4 billion in 2000 compared to $1.5 billion in 1999 and $1.0 billion in 1998. Significant amounts of net cash generated from operations in 1998, 1999 and 2000 coupled with the debt offering undertaken by us in November 2000, and the equity and debt offerings in September 1999, enabled us to finance capital expenditures and strengthen our balance sheet over the last five years.

         We had a negative net financial position (cash, cash equivalents and marketable securities net of total debt) of $511.2 million at December 31, 2000 compared to a positive net financial position of $351.4 million at December 31, 1999. At December 31, 2000, cash and cash equivalents totaled $2,295.7 million, compared to $1,823.1 million at December 31, 1999. At December 31, 2000, the aggregate amount of our long-term debt was approximately $2,806 million, all of which was outstanding, and additionally the aggregate amount of our short-term credit facilities was approximately $884 million, under which approximately $36 million of indebtedness was outstanding. At December 31, 2000, we had approximately $106 million of long-term indebtedness that will become due within one year and expect to fund such debt repayments from available cash. During 2000, certain holders of our 1998 and 1999 LYONs requested conversion of the LYONs into our shares for approximately $334 million principal amount at maturity. We have issued a redemption notice for these LYONs and intend to redeem them at a redemption price of $885.22 per $1,000 principal amount on June 11, 2001. According to the information available to us, on May 11, 2001, approximately $45.6 million in total indebtedness was outstanding under the 1998 LYONs. Based on the amount outstanding on May 11, 2001, if all remaining holders of the 1998 LYONs chose to convert them into Common Shares before the redemption date, 2,772,291 Common Shares would be issued.

         In 2000, our capital expenditure payments totaled $3.3 billion, compared to $1.3 billion in 1999. Capital expenditures for 2000 were devoted principally to (i) the conversion from 150mm to 200mm and expansion at one of our front-end wafer fabrication plants in Agrate (Italy), (ii) the increase of capacity of the 200mm facilities and upgrading of the 150mm fabrication plant in Catania (Italy), (iii) the completion of construction of our new 200mm front-end wafer fabrication facility in Rousset (France), (iv) the conversion of our facilities in Crolles (France), to 0.25 micron and 0.18 micron processes, (v) the construction of a new 200mm facility and the equipment of a new 150mm facility in Singapore, (vi) the increase of capacity of our 200mm facilities in Phoenix (Arizona), and of the 150mm facility in Carrollton (Texas), and (vii) the expansion of the back-end facilities in Muar (Malaysia), Morocco and Singapore. Capital expenditures for 1999 were used principally to (i) expand a 150mm facility and the construction of a new 200mm front-end facility in Agrate (Italy), (ii) equip and upgrade both the new 200mm and existing 150mm front-end facilities at the Catania (Italy) plant, (iii) expand the 200mm front-end wafer fabrication plant in Crolles (France), (iv) expand the 150mm facility in Carrollton (Texas), (v) upgrade the 150mm facility in Rousset (France), (vi) ramp-up of production at the Phoenix (Arizona) 200mm front-end facility, (vii) construct the new 200mm front-end plant in Rousset (France) and (viii) expand the back-end facilities in Muar (Malaysia), Morocco, Malta and Shenzhen (China).

         According to present visibility, as of the end of March 2001, we currently expect that capital spending for 2001 will be in the range of $1.9 billion, with the ability to adjust that amount up or down in response to the changes in market conditions. The most significant of our 2001 capital expenditure projects are expected to be (i) the expansion of the 200mm front-end facilities in France and Italy, (ii) the start-up of the 200mm facility in Singapore, (iii) the expansion of the new back-end facilities in Morocco and
(iv) the conversion of the facilities in Crolles (France), from 0.18 micron to
0.15 micron processes. We have also decided to build a new 300mm wafer research fabrication and pilot line at Crolles (France) using 0.18 micron and below process technology. The pilot line will be operated in partnership with LETI and CNET, which are already working with us in Crolles. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additions.

         At December 31, 2000, our receivables from government agencies totaled $139.4 million compared to $152.2 million in 1999. See Note 7 to the Consolidated Financial Statements. In 2000, our advances from government agencies totaled $10.6 million compared to $38.7 million in 1999. See Note 15 to the Consolidated Financial Statements. The timing of receipt of funds under government contracts has been delayed from time to time in the past, and while generally we have received the amounts recorded in such receivables, there have been instances in which such funds ultimately have not been paid.

         We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash from operations, available funds, available support from third parties (including state support) and may make recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund our working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to us.

         We believe that our available funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2001. For further information on our research and development, including amounts spent, see "Item 4: Information on the Company -- Research and Development."

Impact of Recently Issued U.S. Accounting Standards

         In June 1998, the U.S. Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement No. 133"), which is required to be adopted in fiscal years beginning after June 15, 2000. Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not used for hedging must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. We have adopted the standards required by this statement in the first quarter of 2001. We believe that adoption of Statement No. 133 has not had a material effect on our financial position or results of operations.

         In December 1999, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), providing the staff's views on applying generally accepted accounting principles to selected revenue recognition issues. For companies with fiscal years that begin between December 16, 1999 and March 15, 2000, portions of SAB 101 became effective in the fourth quarter of 2000. We believe that adoption of these portions of SAB 101 has not had a material effect on our financial position or overall trends in results of operations.

Euro Conversion

         On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country's present currency (a "national currency") will be accepted as legal currency. On January 1, 2002, euro-denominated bills and coins will be issued and national currencies will be withdrawn from circulation during the subsequent six months. We do not expect that the introduction and use of the euro will materially affect our foreign exchange activities, or our use of derivatives and other financial instruments, or will result in any material increase in costs to us. We will continue to assess the impact of the introduction of the euro currency over the transition period as well as the period subsequent to the transition, as applicable.

Backlog

         Our backlog has increased steadily since the end of 1998 and we continued to experience record incoming order rates and backlog levels during 2000. In order to meet this backlog, we are ramping up production at the new 200mm facility at Rousset, France, and Agrate, Italy, facilities and we are also increasing our use of front-end external foundry services. Orders under frame contracts also increased during 2000. Frame contracts are annual fixed-price contracts with customers setting forth the forecasted quantities and schedule for purchase and sale of specific products that may be ordered in the future. Frame contracts are intended to secure capacity availability for the customer and improved visibility with respect to customer requirements. Due to the deterioration of the semiconductor industry recorded during the first quarter of 2001, our backlog at the end of March 2001 declined in comparison to the end of December 2000.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Supervisory Board

         Our management is entrusted to the Managing Board under the supervision of the Supervisory Board. The Supervisory Board advises the Managing Board and is responsible for supervising the policies pursued by the Managing Board and the general course of our affairs and business. In fulfilling their duties under Dutch law, the members of the Supervisory Board must serve our interests and business.

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

         Pursuant to various shareholders agreements, the membership of our Supervisory Board must include three members designated by the French shareholders from the Board of Directors of FT1CI (following the merger of FT2CI and FT1CI, a corporation owned by CEA-Industrie and France Telecom), and three members designated by the Italian shareholder. See "Item 7: Major Shareholders and Related Party Transactions - Major Shareholders - Shareholder Agreements." Our Supervisory Board currently includes three members who are not affiliated with ST Holding and its direct and indirect shareholders.

         The members of the Supervisory Board appoint a chairman and vice chairman of the Supervisory Board from among the members of the Supervisory Board (with approval of at least three-quarters of the members of the Supervisory Board) and may appoint one or more members as a delegate supervisory director to communicate on a regular basis with the Managing Board. Resolutions of the Supervisory Board require the approval of at least three-quarters of its members. The Supervisory Board must meet upon request by two or more of its members or by the Managing Board. The Supervisory Board has adopted internal regulations to clarify the manner by which it carries out the supervisory duties imposed upon it by law, our Articles of Association and resolutions of the shareholders and the Supervisory Board itself. By such resolution the Supervisory Board has authorized (i) the establishment of a secretariat (headed by an individual approved by it and appointed for a one-year renewable term) whose functions are to: (a) assist the Chairman and Vice Chairman of the Supervisory Board in the operations of the Board, (b) implement and oversee the execution within our company of decisions adopted by the Supervisory Board, and
(c) cooperate in and contribute to the execution of the functions of the designated Secretary and Assistant Secretary of the Supervisory Board; (ii) (a) the possibility of the appointment by the members of the Supervisory Board of assistants and (b) the appointment by such board of two controllers to exercise operational and financial control over our operations who, with assistants, will also review operation reports and the implementation of Supervisory Board decisions; and (iii) the establishment by the Supervisory Board of advisory committees. In addition, the Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the setting of the Board's calendar.

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

         The shareholders agreement between the group of French shareholders and the Italian shareholder, as shareholders of ST Holding, also includes certain provisions requiring the approval of the Supervisory Board of ST

Holding for certain actions by ST Holding, STMicroelectronics and our subsidiaries. In addition, pursuant to the shareholders agreement among the group of French shareholders and a decree issued by certain Ministries of The Republic of France, the approval by members of the Supervisory Board appointed by the French shareholders of certain actions to be taken by STMicroelectronics N.V. or our subsidiaries requires the approval of the Board of Directors of FT1CI and is subject to a veto by certain Ministries of The Republic of France. These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and the individual shareholders approving such actions, and may result in a delay in the ability of the Managing Board to respond as quickly as may be necessary in the rapidly changing environment of the semiconductor industry. Such approval process is subject to the provisions of Dutch law requiring members of the Supervisory Board to act independently in the supervision of our management.

         The members of the Supervisory Board are:

   Name                                      Position           Year Appointed    Term Expires      Age
----------                                --------------     -------------------- ------------   ------
Jean-Pierre Noblanc...................     Chairman                  1994             2002          62
Bruno Steve...........................     Vice Chairman             1989             2002          59
Tom de Waard..........................     Member                    1998             2002          54
Remy Dullieux.........................     Member                    1993             2002          50
Douglas Dunn..........................     Member                    2001             2002          57
Riccardo Gallo........................     Member                    1997             2002          57
Francis Gavois........................     Member                    1998             2002          65
Alessandro Ovi........................     Member                    1994             2002          57
Robert M. White.......................     Member                    1996             2002          62

         Jean-Pierre Noblanc has been the Chairman of the Supervisory Board since May 31, 1999, and has been a member of the Supervisory Board since 1994. He served as Vice Chairman of the Supervisory Board from June 1996 to May 31, 1999. Mr. Noblanc is presently General Manager of the Components Sector of CEA Industrie. Prior to joining CEA Industrie, Mr. Noblanc served at CNET, the Research Center of France Telecom, as Director of the Applied Research Center of Bagneux and of the Microelectronics Center of Grenoble. Mr. Noblanc holds a degree in engineering from the Ecole Superieure d'Electricite and a doctoral degree in physical sciences from the University of Paris. Mr. Noblanc is a Member of the French Academy of Technology and serves on the Board of Directors of CEA Industrie, FT1CI and Picogiga S.A. He is also the Chairman of the Board of MEDEA+, an industry research and development program on microelectronics belonging to the EUREKA organization.

         Bruno Steve has been a member of our Supervisory Board since 1989 and its Chairman until May 31, 1999. He served as Vice Chairman of the Supervisory Board from 1989 to July 1990. From July 1990 to March 1993, Mr. Steve served as Chairman of the Supervisory Board. He has been with I.R.I., Finmeccanica's parent company, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently President of the board of statutory auditors of Alitalia S.p.a., Italia Express S.p.a. and Sigma S.p.A., Chairman of the Board of EEMS S.p.A., and member of statutory auditors of Stretto di Messina S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia, I.R.I.'s holding company for the telecommunications sector.

         Tom de Waard was appointed to the Supervisory Board in 1998. Mr. de Waard has been a partner of Clifford Chance, a leading English law firm, since March 2000. Prior to that, he was a partner at Stibbe, Simont, Monahan, & Duhot, where he held several positions since 1979 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and received his law degree from Leiden University in 1979.

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

         Douglas Dunn was appointed to the Supervisory Board in 2001. He is President and Chief Executive Officer of ASM Lithography Holding N.V. He was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics. From 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors. From 1980 to 1993 he held various positions at Plessey Semiconductors. Prior to 1980, Mr. Dunn served in executive positions at Motorola Semiconductors.

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

         Francis Gavois was appointed to the Supervisory Board in 1998. Mr. Gavois is the Chairman of the Supervisory Board of ODDO et Cie. He is also a member of the Board of Directors of Plastic Omnium, FT1CI and the Supervisory Board of the Consortium de Realisation (CDR). From 1984 to 1997, Mr. Gavois held several positions, including Chairman of the Board of Directors and Chief Executive Officer of Banque Francaise du Commerce Exterieur (BFCE). Prior to that time Mr. Gavois held positions in the French government. He is Inspecteur des Finances and a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration.

         Alessandro Ovi has been a member of the Supervisory Board since 1994. He received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a masters degree in operations research from Massachusetts Institute of Technology. He currently is a Special Advisor to the President of the European Community and also serves on the boards of Carnegie Mellon University and Corporation Development Committee of the Massachusetts Institute of Technology. Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.a., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

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

Supervisory Board Committees

         Audit Committee. The Audit Committee was established in 1996 to assist the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports. Its primary duties and responsibilities according to its charter are to oversee that:

         o Our management has maintained the reliability and integrity of the accounting policies and financial reporting and disclosure practices;

         o Our management has established and maintained processes to assure compliance with all applicable laws, regulations and corporate policy concerning financial accounting; and

         o        The independence and performance of our external auditors.

         Our Audit Committee is composed of four directors, and meets at least five times annually, and more frequently as circumstances dictate. It is currently chaired by Mr. de Waard and also comprised of Messrs. Gavois, Ovi and White.

         Compensation Committee. Our Compensation Committee approves the compensation for the sole member of our Managing Board. It also approves any increase in the incentive compensation component of our executive officers. Finally, the Compensation Committee is informed of the compensation plans for our executive officers. It is currently comprised of the Chairman (Mr. Noblanc), the Vice-Chairman (Mr. Steve) and Mr. White.

         Strategic Committee. Our Strategic Committee was instituted to monitor key developments within the semiconductor industry and our overall strategy, and is particularly involved in supervising the execution of significant transactions. Our Strategic Committee does not have a charter or regular meetings, but meets as often as is required by our ongoing business or any new significant opportunities. It is currently comprised of Messrs. Noblanc and Steve.

Managing Board

         Our management is entrusted to the Managing Board under the supervision of the Supervisory Board. Mr. Pasquale Pistorio, our President and Chief Executive Officer, is currently the sole member of the Managing Board. His term expires in 2002. There is no mandatory retirement age for members of our Managing Board.

         Under the Articles of Association, the Managing Board must obtain prior approval from the Supervisory Board for (i) all proposals to be submitted to a vote at the general meeting of shareholders; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board. The Managing Board must seek approval from the general meeting of shareholders for decisions relating to (i) the sale of all or of an important part of our assets or concerns; and (ii) all mergers, acquisitions or joint ventures which we wish to enter into and which the Supervisory Board considers to be of material significance. In addition, under the Articles of Association, the Supervisory Board may specify by resolution certain actions by the Managing Board that require its prior approval. Following the adoption of such a resolution, the actions by the Managing Board requiring such prior approval include the following: (i) modification of our Articles of Association; (ii) change in our authorized share capital, issue, acquisition or disposal of our own shares, change in any shareholder rights or issue of any instruments granting an interest in our capital or profits; (iii) liquidation or disposal of all or a substantial and material part of our assets or any shares we hold in any of our subsidiaries; (iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company; (v) approval of such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; (vi) entering into any agreement with any of the direct or indirect French or Italian shareholders outside the normal course of business; (vii) submission of documents reporting on (a) approved policy, expected progress and results and (b) strategic long-term business plans and consolidated annual budgets or any modifications to such; (viii) preparation of long-term business plans and annual budgets; (ix) adoption and implementation of such long-term business plans and annual budgets; (x) approval of all operations outside the normal course of business, including operations already provided for in the annual budget; and (xi) approval of the quarterly, semi-annual and annual consolidated financial statements prepared in accordance with internationally accepted accounting principles. Such resolution also requires that the Managing Board obtain prior approval from the Supervisory Board for (i) the appointment of the members of the statutory management, administration and control bodies of our French and Italian subsidiaries; and
(ii) the nomination of our statutory management, administration and control bodies and each of our other direct and indirect subsidiaries followed by confirmation to the Supervisory Board of such nominees' appointments. The general meeting of shareholders may also specify certain actions of the Managing Board that require shareholder approval. Our Articles of Association provide that the Managing Board must obtain shareholder approval prior to (i) the sale of all or an important part of our assets and concerns; and (ii) all mergers, acquisitions or joint ventures which we wish to enter into and which the Supervisory Board considers to be of material significance. However, during a meeting held on September 23, 2000, the Supervisory Board authorized the Managing Board to proceed with acquisitions without prior consent of the Supervisory Board subject to a maximum amount of $25 million per transaction, provided the Managing Board keeps the Supervisory Board informed of progress regarding transactions and gives a full report once the transaction is completed. See "Item 4: Information on the Company" and "Item 7: Major Shareholders and Related Party Transactions - Related Party Transactions."

         The Managing Board shall consist of such number of members as resolved by the general meeting of shareholders upon the proposal of the Supervisory Board. The members of the Managing Board are appointed for three year terms upon proposal by the Supervisory Board at the general shareholders' meeting by a majority of the votes cast at a meeting where at least one-third of the outstanding share capital is present or represented. The Supervisory Board appoints one of the members of the Managing Board to be chairman of the Managing Board require the approval of a majority of its members.

Board for a three year term (upon approval of at least three-quarters of the members of the Supervisory Board). Resolution

         The general meeting of shareholders may suspend or dismiss one or more members of the Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. No quorum is required if a suspension or dismissal is proposed by the Supervisory Board. The Supervisory Board may suspend members of the Managing Board, but a general meeting of shareholders must be convened within three months after such suspension to confirm or reject the suspension. The Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of the Managing Board, be temporarily responsible for our management. Upon delegation from the Supervisory Board, the Compensation Committee determines the compensation and other terms and conditions of employment of the members of the Managing Board.

Executive Officers

         Our executive officers support the Managing Board in its management of us, without prejudice to the Managing Board's ultimate responsibility. We are organized in a matrix structure with geographical regions interacting with product divisions, bringing all levels of management closer to the customer and facilitating communication among research and development, production, marketing and sales organizations. Our executive officers are:



                                                                                  Years in
                                                                  Years with    Semiconduct
   Name                                 Position                  Company(1)    or Industry     Age
----------                            -------------             --------------  ------------    ---
Pasquale Pistorio        President and Chief Executive
                            Officer                                   21             37         65
Georges Auguste          Corporate Vice President, Total
                            Quality and Environmental
                            Management                                14             27         52
Laurent Bosson           Corporate Vice President, Front-end
                             Manufacturing                            18             18         58
Carlo Bozotti            Corporate Vice President, Memory
                            Products Group                            24             24         48
Salvatore Castorina      Corporate Vice President, Discrete
                            and Standard ICs Group                    19             35         64
Alain Dutheil            Corporate Vice President, Strategic
                            Planning and Human Resources              18             31         56
Philippe Geyres          Corporate Vice President, Consumer
                            and Microcontroller Group                 17             25         49
Maurizio Ghirga          Corporate Vice President, Chief
                            Financial Officer                         18             18         63
Jean-Claude Marquet      Corporate Vice President,
                            Asia/Pacific Region                       15             34         59
Pier Angelo Martinotti   Corporate Vice President, New
                            Ventures Group                            20             33         60
Joel Monnier             Corporate Vice President, Central
                            Research and Development                  18             27         55
Piero Mosconi            Corporate Vice President, Treasurer          37             37         61
Carmelo Papa             Corporate Vice President, Emerging
                            Markets                                   17             17         52
Richard Pieranunzi       Corporate Vice President, Americas
                            Region                                    20             35         62
Aldo Romano              Corporate Vice President,
                            Telecommunications, Peripherals
                            and Automotive Group                      36             36         60
Giordano Seragnoli       Corporate Vice President, Back-end
                            Manufacturing and Subsystems
                            Products Group                            36             38         64
Keizo Shibata            Corporate Vice President, Japan
                            Region                                    9              36         64
Enrico Villa             Corporate Vice President, European
                            Region                                    33             33         60

----------------------
(1)      Including years with Thomson Semiconducteurs or SGS Microelettronica.

         Pasquale Pistorio has more than 37 years of experience in the semiconductor industry. After graduating in Electrical Engineering from the Polytechnical University of Turin in 1963, he started his career selling Motorola products. Mr. Pistorio joined Motorola in 1967, becoming Director of World Marketing in 1977 and General Manager of the International Semiconductor Division in 1978. Mr. Pistorio joined SGS Microelettronica as President and Chief Executive Officer in 1980 and became our President and Chief Executive Officer upon our formation in 1987.

         Georges Auguste has served as Corporate Vice President, Total Quality and Environmental Management since 1999. Mr. Auguste received a degree in engineering from the Ecole Superieure d'Electricite (SUPELEC) in 1974 and a diploma in business administration from the Caen University in 1976. Prior to joining us, Mr. Auguste worked with Philips Components from 1974 to 1986, in various positions in the field of manufacturing. From 1990 to 1997 he headed our operations in Morocco and from 1997 to 1999 Mr. Auguste served as director of Total Quality and Environmental Management.

         Laurent Bosson has served as Corporate Vice President, Front-end Manufacturing and VLSI Fabs since 1989 and from 1992 to 1996 he was given additional responsibility as President and Chief Executive Officer of our operations in the Americas. Mr. Bosson received a Masters degree in Chemistry from the University of Dijon in 1969. He joined Thomson-CSF in 1964 and has held several positions in engineering and manufacturing. In 1982, Mr. Bosson was appointed General Manager of the Tours and Alencon facilities of Thomson Semiconducteurs. In 1985, he joined the French subsidiary of SGS
Microelettronica as General Manager of the Rennes, France manufacturing facility.

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

         Salvatore Castorina has served as Corporate Vice President, Discrete and Standard ICs Group since 1989. Mr. Castorina received his engineering degree in Electronics from the Polytechnical University of Turin and began his career as a teacher of electrical and electronic technologies prior to joining Thomson-CSF in Milan in 1965. In 1967, he joined Motorola Semiconductors and held various positions in sales and marketing. In 1981, Mr. Castorina joined us as General Manager of Transistors in Catania and became the General Manager of our Discrete Division in 1989.

         Alain Dutheil has served as Corporate Vice President, Strategic Planning and Human Resources since 1994 and 1992, respectively. Mr. Dutheil is also President of our French subsidiary. After graduating in Electrical Engineering from the Ecole Superieure d'Ingenieurs de Marseilles (ESIM), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director for Texas Instruments, France in 1980 and Director of Operations for Texas Instruments, Portugal in 1982. He joined Thomson Semiconducteurs in 1983 as General Manager of a plant in Aix-en-Provence, France and then became General Manager of our Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for Worldwide Back-end Manufacturing, in addition to serving as Corporate Vice President for Human Resources from 1992 until the present.

         Philippe Geyres has served as Corporate Vice President, General Manager Consumer and Microcontroller Group (formerly Programmable Products Group) since 1990. Mr. Geyres graduated from the Ecole Polytechnique in 1973 and began his career with IBM in France before joining Schlumberger Group in 1980 as Data Processing Director. He was subsequently appointed Deputy Director of the IC Division at Fairchild Semiconductors. Mr. Geyres joined Thomson Semiconducteurs in 1983 as Director of the Bipolar Integrated Circuits Division. He was appointed Strategic Programs Director in 1987 and, later the same year, became our Corporate Vice President, Strategic Planning.

         Maurizio Ghirga became Corporate Vice President, Chief Financial Officer in 1987, after having served as chief financial controller of SGS Microelettronica since 1983. Mr. Ghirga has a degree in Business Administration from the University of Genoa. He spent more than ten years of his career in various financial capacities at ESSO Company (an Exxon subsidiary in Italy) and prior to joining us was Financial Controller of one of the largest refinery plants in Italy and of an ESSO chemical subsidiary.

         Jean-Claude Marquet has served as Corporate Vice President, Asia/Pacific Region since July 1995. After graduating in Electrical and Electronics Engineering from the Ecole Breguet Paris, Mr. Marquet began his career in the French National Research Organization and later joined Alcatel. In 1969, he joined Philips Components. He remained at Philips until 1978, when he joined Ericsson, eventually becoming President of Ericsson's French operations. In 1985, Mr. Marquet joined Thomson Semiconducteurs as Vice President Sales and Marketing, France. Thereafter, Mr. Marquet served as Vice President Sales and Marketing for France and Benelux, and Vice President Asia Pacific and Director of Sales and Marketing for the region.

         Pier Angelo Martinotti has served as Corporate Vice President, General Manager New Ventures Group since 1994. A graduate in Electronic Engineering from the Polytechnical University of Turin, Mr. Martinotti began his career with us in 1965 as an Application and Marketing Engineer. In 1968, he joined Motorola Semiconductors in the area of strategic marketing in Europe, and in 1975 became the Marketing (Sales) Director for Europe. From 1986 to 1990, Mr. Martinotti was Chief Executive Officer of Innovative Silicon Technology, our former subsidiary. Mr. Martinotti was appointed Director of Corporate Strategic Planning in 1990.

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

         Carmelo Papa has served as Corporate Vice President, Emerging Markets since January 2000. Mr. Papa received his degree in nuclear physics at Catania University. Mr. Papa joined us in 1983 and since 1986 has been Director of Product Marketing and Customer Service for Transistors and Standard ICs. During this time, he has overseen a substantial growth both in the product portfolio and the sales volume. He has also played a key role both in the expansion of our facility in Catania, Italy, from its origin as a low-cost assembly plant to its present position as one of our most important and dynamic centres, hosting advanced R&D in areas ranging from process technology to fuzzy logic and other "soft computing" disciplines, leading-edge wafer manufacturing and Sales and Marketing HQ for our Discrete and Standard Circuits division.

         Richard Pieranunzi has served as Corporate Vice President, Americas Region since August 1996. Mr. Pieranunzi received his BSEE from the University of Rhode Island, and started his career in process engineering. Later, he joined Motorola's international marketing organization, including in Europe where he held management positions in sales and strategic marketing and applications. Mr. Pieranunzi joined SGS Semiconducteurs in 1981 as Marketing and Sales Manager and, upon our formation in 1987, he became Vice President Marketing and Sales for the U.S. organization. For three years, Mr. Pieranunzi headed our Corporate Strategic Marketing and Corporate Key Account programs.

         Aldo Romano has served as Corporate Vice President, General Manager Telecommunications, Peripherals and Automotive Group (formerly Dedicated Products Group) since 1987. Mr. Romano is also Managing Director of our Italian subsidiary. A graduate in Electronic Engineering from the University of Padua in 1963, Mr. Romano joined SGS Microelettronica in 1965 as a designer of linear ICs, becoming head of the linear IC design laboratory in 1968 and head of Marketing and Applications in 1976. Mr. Romano became Director of the Bipolar IC Division (which has evolved into the Dedicated Products Group) in 1980.

         Giordano Seragnoli has served as Corporate Vice President, General Manager Subsystems Products Group since 1987 and since 1994, Director for Worldwide Back-end Manufacturing. After graduating in Electrical Engineering from the University of Bologna, Mr. Seragnoli joined the Thomson Group as RF Application Designer in 1962 and joined SGS Microelettronica in 1965. Thereafter, Mr. Seragnoli served in various capacities within our management, including Strategic Marketing Manager and Subsystems Division Manager, Subsystems Division Manager (Agrate), Technical Facilities Manager, Subsystems Division Manager and Back-End Manager.

         Keizo Shibata has served as Corporate Vice President and President of our Japanese subsidiary since 1992. Mr. Shibata obtained bachelors and masters degrees in Engineering from Osaka University and has 32 years of experience in the semiconductor industry. Prior to joining us, Mr. Shibata was employed with Toshiba Corporation since 1964 in various capacities. From 1987 to 1988, Mr. Shibata served as Chairman of both World Semiconductor Trade Statistics and the Trade Policy Committee of the Electric Industry Association of Japan.

         Enrico Villa has served as Corporate Vice President, Europe since January 1, 2000. Mr. Villa has served in various capacities within our management since 1968 after obtaining a degree in Business Administration from the University of Genoa and has 30 years of experience in the semiconductor industry. He is currently a member of the European Electronics Component Association ("EECA") for which he is now Chairman of the European Semiconductor Council as well as Chairman for Europe at the Joint Steering Committee of the World Semiconductor Council.

         As is common in the semiconductor industry, our success depends to a significant extent upon, among other factors, the continued service of its key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel, and on our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. We do not maintain insurance with respect to the loss of any of our key personnel.

Compensation

         The aggregate compensation paid in 2000 to the members of our Supervisory Board by us was approximately $500,000. The amount of compensation paid in 2000 to our executive officers and members of our Managing Board as a group by us was approximately $8.7 million.

         In 1989, we established a Corporate Executive Incentive Program (the "EIP") that entitles selected executives and members of the Managing Board to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive or member's salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on customer service, profit, cash flow and market share.

         For information regarding stock options granted to members of our Supervisory Board, the Managing Board and our executive officers please refer to "--Stock Option Plans" below.

         The executive officers and the Managing Board were also covered in 2000 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2000 to provide pension, retirement or similar benefits for executive officers and our Managing Board as a group is estimated to have been approximately $3.5 million, which includes statutory employer contributions for state-run retirement and similar benefit programs. We do not have any service agreements with members of our Supervisory Board, the Managing Board or our executive officers that provide for benefits upon termination of employment, beyond their legal entitlement in accordance with applicable employment laws.

Share Ownership

         None of the members of our Supervisory and Managing Boards, or our executive officers hold more than 1% of our shares.

Stock Option Plans

         The following description of our stock options plans has been adjusted for the 2:1 stock split effected on June 16, 1999 and the 3:1 stock split effected on May 5, 2000. Taking into account these stock splits, the total options outstanding as of March 31, 2000 give the right to acquire 26,441,561 Common Shares by our employees and 402,500 Common Shares by members and professionals of our Supervisory Board, or a total of 26,844,061 shares.

         On October 20, 1995, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a stock option plan that provides for the granting to our managers and professionals of options to purchase up to a maximum of 33.0 million Common Shares (the "1995 Stock Option Plan"). We granted options to acquire a total of 31,561,441 shares pursuant to the 1995 Stock Option Plan as follows:

         o On March 1, 1996, we granted options to purchase 7,200,000 Common Shares with an exercise price per Common Share of $6.04. All such options will expire on March 1, 2004. As of March 31, 2001, options to purchase 2,840,600 shares were outstanding, of which 681,200 were held by the members of the Managing Board and our executive officers, as a group.

         o On September 12, 1997, we granted options to purchase 3,873,000 Common Shares with an exercise price per Common Share of $14.23, which will expire on September 12, 2005. As of March 31, 2001, options to purchase 3,515,820 shares were outstanding, of which 1,034,100 were held by the members of the Managing Board and our executive officers, as a group.

         o On July 28, 1998, we granted options to purchase 3,900,000 Common Shares with an exercise price per Common Share of $12.03, which will expire on July 28, 2006. As of March 31, 2001, options to purchase 3,820,140 shares were outstanding, of which 1,069,140 were held by the members of the Managing Board and our executive officers, as a group.

         o On September 16, 1999, we granted options to purchase 8,878,200 Common Shares with an exercise price per Common Shares of $24.88, which will expire on September 16, 2007. As of March 31, 2001, options to purchase 8,680,200 shares were outstanding, of which 1,772,400 were held by the members of the Managing Board and our executive officers, as a group.

         o On January 24, 2000, we made a special grant of options to purchase 150,000 Common Shares to former employees of Arithmos with an exercise price of $55.25 and which expire on January 24, 2008. As of March 31, 2001, options to purchase 113,730 shares were outstanding pursuant to this grant.

         o On June 16, 2000, we granted options to purchase 5,331,250 Common Shares with an exercise price per Common Shares of $62.01, which will expire on June 16, 2008. As of March 31, 2001, options to purchase 5,269,150 shares were outstanding, of which 712,000 were held by the members of the Managing Board and our executive officers, as a group.

         o On September 18, 2000, we made a special grant of options to purchase 70,000 Common Shares to former employees of Waferscale Integration Inc. with an exercise price per Common Shares of $52.88, which will expire on September 18, 2008. As of March 31, 2001, options to purchase 69,370 shares were outstanding.

         o On December 11, 2000, we granted options to purchase 2,019,640 Common Shares with an exercise price per Common Shares of $50.69, which will expire on December 11, 2008. As of March 31, 2001, options to purchase 1,993,200 shares were outstanding.

         o On December 18, 2000, we made a special grant of options to purchase 26,501 Common Shares to former employees of PGI with an exercise price per Common Shares of $44.00, which will expire on December 18, 2008. As of March 31, 2001, options to purchase 26,501 shares were outstanding.

         o On March 1, 2001, we made a special grant of options to purchase 112,850 Common Shares with an exercise price per Common Shares of $31.65, which will expire on March 1, 2008. As of March 31, 2001, options to purchase 112,850 shares were outstanding.

         As of March 31, 2001, of the total options outstanding under the 1995 Stock Option Plan, options to purchase 5,268,840 shares were held by the member of the Managing Board and executive officers as a group.

         On April 25, 2001, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a new stock option plan that provides for the granting to our managers and professionals of options to purchase up to a maximum of 60.0 million Common Shares (the "2001 Stock Option Plan"). On April 27, 2001, our Supervisory Board authorized the granting of options to purchase 9,462,800 options with an exercise price per Common Share of $39.00, which will expire on April 27, 2011. Of this amount, options to purchase 981,000 Common Shares were granted to the member of the Managing Board and our executive officers, as a group.

         In June 1996, the general meeting of shareholders approved the granting of options to members and professionals of the Supervisory Board which correspond to the right to purchase approximately 378,000 of our Common Shares over a period of three years, beginning in 1996. Following this grant, certain persons have renounced the right to retain the stock options granted to them. The following options have been granted to members and professionals of our Supervisory Board:

         o On October 24, 1996, we granted to members and professionals of the Supervisory Board options to purchase 198,000 Common Shares with an exercise price per Common Share of $9.00, which will expire on October 22, 2004. As of March 31, 2001, options to purchase 57,000 shares were outstanding.

         o On September 12, 1997, we granted to members and professionals of the Supervisory Board options to purchase 90,000 Common Shares with an exercise price per Common Share of $14.23, which will expire on September 12, 2005. As of March 31, 2001, options to purchase 30,500 shares were outstanding.

         o On July 28, 1998, we granted to members and professionals of the Supervisory Board options to purchase 103,500 Common Shares with an exercise price per Common Share of $12.03, which will expire on July 28, 2006. As of March 31, 2001, options to purchase 45,000 shares were outstanding.

         In 1999, the general meeting of the shareholders voted to renew the Supervisory Board Option Plan whereby members of the Supervisory Board may receive, during the three-year period 1999-2001, at least the same number of options as were granted during the first three-year period. The following options have been granted:

         o On September 16, 1999, we granted options to members and professionals of the Supervisory Board to purchase 180,000 Common Shares with an exercise price per Common Share of $24.88, which will expire on September 16, 2007. As of March 31, 2001, options to purchase 180,000 shares were outstanding.

         o On June 16, 2000, we granted options to members and professionals of the Supervisory Board to purchase 103,500 Common Shares with an exercise price per Common Share of $62.01, which will expire on June 16, 2008. As of March 31, 2001, options to purchase 90,000 shares were outstanding.

         o On April 27, 2001, we granted options to members and professionals of the Supervisory Board to purchase 112,500 Common Shares with an exercise price per Common Share of $39.00, which will expire on April 27, 2009.

Employees

         The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.


                                                                                       At December 31,
                                                                                ----------------------------------
                                                                                   1998         1999         2000
                                                                                ----------    --------    --------
France........................................................                     5,950        7,200       9,600
Italy.........................................................                     6,350        7,650       9,200
Rest of Europe................................................                       650          850       1,050
United States.................................................                     2,650        3,250       4,350
Malta and Morocco.............................................                     5,450        6,000       7,450
Asia   .......................................................                     8,150        9,550      12,000
                                                                                   -----        -----      ------

Total  .......................................................                    29,200       34,500      43,650
                                                                                  ======       ======      ======


                                                                                       At December 31,
                                                                                ----------------------------------
                                                                                   1998         1999         2000
                                                                                ----------    --------    --------

Research and Development......................................                    4,400         5,350       6,800
Marketing and Sales...........................................                    1,700         1,900       2,250
Manufacturing.................................................                   20,200        23,800      30,450
Administration and General Services...........................                    1,600         1,800       2,200
Divisional Functions..........................................                    1,300         1,650       1,950
                                                                                  -----         -----       -----

Total  .......................................................                   29,200        34,500      43,650
                                                                                 ======        ======      ======


         Our future success, in particular in a period of strong increased demand will also depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are present in France, Italy, Malta, Morocco and Singapore. We have not experienced any significant strikes or work stoppages in recent years, other than in connection with national strikes in Italy, and management believes that our relations with employees are good.

         As part of our commitment to the principles of TQEM, we decided in July 1994 to develop an internal education organization called "ST University", responsible for organizing training courses to executives, engineers, technicians and sales personnel within STMicroelectronics and coordinating all training for our employees. In 2000, ST University organized over 130,000 hours of training for 5,000 employees.

         We have also established an Employee Stock Purchase Plan that includes the following provisions:

         o A total of 4.5 million shares are to be offered to employees of STMicroelectronics N.V. and its majority owned subsidiaries in 20 specified countries and such other countries to which the Supervisory Board may extend the Plan, on the recommendation of our Managing Board.

         o The first 1.5 million shares offered will be new shares. The source of the remaining 3.0 million shares is to be decided by the Supervisory Board in due course.

         o The Plan has a three year term, from 2000 to 2003 and features semi-annual offering periods.

         o For each offering period, the subscription price will be equal to 85% of the lesser of the NYSE closing price for shares on the first day of the offering period and the last day of the offering period.

         o The maximum fair value of the shares that may be subscribed per employee per offering period is $12,500.

         The first tranche of the Employee Stock Purchase Plan was offered in November 2000 and the second tranche has now been launched, with the subscription period ending May 21, 2001.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

         The following table sets forth certain information with respect to the ownership of our Common Shares as of April 28, 2001.

   Shareholders                                    Common Shares Owned (1)
------------------                              --------------------------------
                                                 Number                     %
                                                --------                  ------
STMicroelectronics Holding II B.V.
 ("ST Holding II")........................      389,483,280                43.55


----------------------

(1) Following the 2:1 stock split and 3:1 stock split effected by us on June 16, 1999, and May 5, 2000, respectively.

         ST Holding is 50% owned by FT1CI, a group of French shareholders that are indirectly controlled by the French government, and 50% owned by Finmeccanica S.p.A., also directly and indirectly controlled by the Italian government. FT1CI, the group of French shareholders, is comprised of France Telecom, the French state-controlled telephone company, and CEA-Industrie, a corporation controlled by the French atomic energy commission, who hold through FT1CI. Finmeccanica is an Italian holding company owned by both the Italian Ministry of Treasury, which controls important actions of Finmeccanica due to its significant holding in it, Istituto per la Ricostruzione Industriale-IRI S.p.A. in liquidazione ("I.R.I.", the holding company for Italian state-owned industrial and commercial interests) and the public. The Italian Ministry of Treasury has appointed a majority of the members of Finmeccanica's Board of Directors and pursuant to the provisions of its articles of association and Italian law, retains veto rights over certain major transactions involving Finmeccanica. The shares of France Telecom are listed on Euronext Paris and the New York Stock Exchange. Certificats d'investissement of CEA-Industrie are listed on Euronext Paris. The shares of Finmeccanica are listed on the Milan Stock Exchange.

         The chart below illustrates the current shareholding structure as of April 28, 2001:

         This information was represented by an organizational chart in the original document.

         Description of Shareholding Structure: STMicroelectronics N.V. is owned 43.55% by STMicroelectronics Holding II B.V. and 56.45% by the public. STMicroelectronics II B.V. is a wholly owned subsidiary of STMicroelectronics Holding N.V., which is 50% owned by a group of French shareholders and 50% owned by a group of Italian shareholders. The French shareholder, FT1CI, is owned 51% by CEA-Industrie and 49% by France Telecom. The Italian shareholder, Finmeccanica, is owned 5% by I.R.I., 32.4% by the Italian Ministry of Treasury, and 62.6% by the public.

Shareholder Agreements

         In connection with our formation, Thomson-CSF and STET, as our shareholders, entered into a shareholders agreement on April 30, 1987. In connection with the formation of ST Holding in 1989, which coincided with the acquisition by Thorn EMI of its interest in STMicroelectronics N.V., the shareholders agreement (as amended, the "Holding Shareholders Agreement") was amended to apply to the parties' ownership in ST Holding. The rights and obligations of Thomson-CSF and STET under the Holding Shareholders Agreement were subsequently transferred to or assumed by, as the case may be, FT2CI for Thomson-CSF, and Finmeccanica and MEI for STET. As a result of the merger of FT1CI and FT2CI, the rights and obligations of FT2CI under the Holdings Shareholders Agreement have been transferred to FT1CI. In connection with the transfer by Finmeccanica of its interest in ST Holding to MEI, the rights and obligations of Finmeccanica under the Holding Shareholders Agreement were transferred to or assumed by, as the case may be, MEI. Finally, following the merger of MEI into Finmeccanica (effective on December 31, 1999), Finmeccanica acquired all of the obligations and rights of MEI under the Holding Shareholders Agreement.

         The Holding Shareholders Agreement contemplates that the parties shall agree upon common proposals and jointly exercise their powers of decision and their full control of the strategies and actions of ST Holding and us. Under the Holding Shareholders Agreement, the Supervisory Board of ST Holding, which is composed of three representatives of the French Owner and three representatives of the Italian Owner, and our Supervisory Board, each one within its respective sphere of competence, must give their respective prior approval before ST Holding, STMicroelectronics N.V., or any of our subsidiaries may: (i) modify our articles of incorporation; (ii) change our authorized share capital, issue, acquire or dispose of our shares, change any shareholder rights or issue any instruments granting an interest in our capital or profits; (iii) be liquidated or dispose of all or a substantial and material part of our assets or any shares we hold in any of our subsidiaries; (iv) enter into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or form a new company; (v) approve such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; or (vi) enter into any agreement with any of the direct or indirect French or Italian Owners outside the normal course of business. The Holding Shareholders Agreement also provides that our long-term business plans and annual budgets and for our subsidiaries, as well as any significant modifications thereto, shall be approved in advance by the Supervisory Board of each of ST Holding and STMicroelectronics, each one within its respective sphere of competence. In addition, the Supervisory Board of ST Holding shall also decide upon operations of exceptional importance contained in the annual budget even after financing thereof shall have been approved.

         Pursuant to the terms of the Holding Shareholders Agreement, ST Holding and STMicroelectronics are not permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the Holding Shareholders Agreement also undertake to refrain directly or indirectly from competing with us in the area of semiconductor products, subject to certain exceptions, and to offer us opportunities to commercialize or invest in any semiconductor product developments by them. Any financing or capital provided by the parties to ST Holding or us is intended to be provided pro rata based on the parties' respective shareholdings in ST Holding. See further details below.

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

         Pursuant to the terms of the Holding Shareholders Agreement and for the duration of such agreement, FT1CI (the "French Owner"), on the one hand, and Finmeccanica (the "Italian Owner"), on the other hand, have agreed to maintain equal interests in our share capital. See further details below.

         We have been informed that the shareholders of FT1CI have also entered into a separate shareholder agreement that requires the consent of the Board of Directors, with a two-thirds majority, for certain actions taken by ST Holding, STMicroelectronics and our subsidiaries. These agreements provide for the management of the interests of CEA-Industrie and France Telecom in ST Holding and us, with the object of defining between them the positions, strategies and decisions to be taken by the French Owner in ST Holding affecting the management of ST Holding, and STMicroelectronics and our subsidiaries. We are not a party to such agreement.

         The agreement between the shareholders of FT1CI (CEA-Industrie and France Telecom) provides that the following acts with respect to ST Holding or us must be approved by three-quarters of the Board of Directors of

FT1CI (which consists of five directors, three of whom are chosen by CEA-Industrie and two of whom are chosen by France Telecom): (i) any modification of the articles of association of ST Holding or us, (ii) any change in the capital of ST Holding or us, or issuance, purchase or sale by ST Holding or us of our shares or rights attached thereto, or the issuance of any securities giving rights to a share in the capital or profits of ST Holding or us, (iii) the liquidation or dissolution of ST Holding or us or the sale of all or an important and material part of the business or assets of ST Holding or us representing at least $10,000,000 of our consolidated shareholders' equity, (iv) any merger, acquisition, partnership in interest or the execution of any material agreement relating to intellectual property rights, in each case in which ST Holding or we participate or in which a proposal is made to participate, or the establishment by ST Holding or us of new companies or groups, (v) approval of the balance sheets and consolidated accounts of ST Holding, us and our subsidiaries as well as the policies of distributions of profits among the group, (vi) any agreement between ST Holding and/or us and the shareholders of FT1CI which is out of the ordinary course of business, (vii) the approval of, or material modifications to, shareholders agreements with the Italian Owner with respect to ST Holding or us and (viii) approval of strategic multi-year plans and annual consolidated budgets of ST Holding and us. Transfers of shares in FT1CI to third parties are subject to the approval of at least four members of the Board of Directors, and are subject to a right of first refusal of the other shareholders, as well as other provisions. In the event CEA-Industrie proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquirer to purchase its interest as well. The FT1CI shareholders agreement terminates upon the termination of FT1CI.

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

         Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the by-laws of firms considered strategic by the Italian government. In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999 and Finmeccanica's by-laws were subsequently amended on November 23, 1999. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include (i) the approval or disapproval of the acquisition of material interests in Finmeccanica's share capital, (ii) approval of material shareholders' agreements relating to Finmeccanica's share capital, (iii) appointment of members of Finmeccanica's board of directors and board of statutory auditors, and (iv) powers to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, sell businesses or lines of business, including the transfer of equity participations in subsidiaries or affiliates, transfer its registered office outside of Italy, change Finmeccanica's corporate purposes or amend or modify any of the Minister of the Treasury's special powers.

         In connection with the Initial Public Offering, we entered into a registration rights agreement with ST Holding II pursuant to which we agreed that, upon request from ST Holding II, we will file a registration statement under the Securities Act of 1933, as amended, to register Common Shares held by ST Holding II, subject to a maximum number of five requests in total as well as a maximum of one request in any twelve-month period. Subject to certain conditions, we will grant ST Holding II the right to include our Common Shares in any registration statements covering offerings of Common Shares by us. ST Holding II will pay a portion of the costs of any requested or incidental registered offering based upon its proportion of the total number of Common Shares being registered, except that ST Holding II will pay any underwriting commissions relating to Common Shares that it sells in such offerings and any fees and expenses of its separate advisors, if any. Such registration rights agreement will terminate upon the earlier of December 15, 2004 and such time as ST Holding II and its affiliates own less than 10% of our outstanding Common Shares.

         The French and Italian shareholders of ST Holding agreed in a document dated August 31, 1999, to continue to manage their interest in us through ST Holding until at least December 31, 2000, and they agreed (i) to jointly hold 100% of ST Holding's capital and voting rights, (ii) to maintain equality between the shareholdings of the French and Italian shareholders, (iii) to ensure that ST Holding maintains more than 40% of our share capital and voting rights on a fully diluted basis after exercise or conversion of all stock options and convertible securities, and (iv) to jointly exercise their decision-making powers and monitor strategies and actions as part of ST Holding's management bodies. Both the French and Italian governments have the authority to veto certain decisions of the French and Italian shareholders, respectively, as explained above. ST Holding has informed us that its shareholders have not extended this agreement. Therefore, we cannot exclude the possibility that the percentage of our common stock and of our voting rights held by ST Holding may change at any time. Any such transaction, or publicity concerning such a potential transaction, could affect the market price of our common shares and cause the market price of our common shares to drop significantly.

         On May 31, 1999, our shareholders at the annual general meeting approved the creation of 180,000,000 Preference Shares (540,000,000 Preference Shares, as adjusted for the 3:1 stock split implemented in May 2000). These Preference Shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends. On May 31, 1999, we entered into an option agreement with ST Holding II, which provides that Preference Shares shall be issued to ST Holding II upon request subject to the adoption of a resolution of our Supervisory Board recognizing that a hostile takeover or similar action exists and giving our consent to the exercise of the option and upon payment of at least 25% of the par value of the Preference Shares to be issued. The option is contingent upon ST Holding II retaining at least 33% of our issued share capital.

Related Party Transactions

         We have in the normal course of our business taken certain equity positions, in each case less than 20% of the share capital of the companies in question. In this context, we have entered into development contracts where certain of these companies provide us services on arms' length terms. These contracts are not material to our business.

         We have formed a joint venture research and development center with France Telecom R&D and LETI in the form of a GIE named "Centre Commun de Microelectronique de Crolles". France Telecom R&D is a research laboratory that is wholly owned by France Telecom, one of our indirect shareholders. The Laboratoire d'Electronique et de Technologie d'Instrumentation is a wholly owned research laboratory of CEA, one of our indirect shareholders. See "Item 4:
Information on the Company--Research and Development" and "--Major Shareholders." The research center is housed at our Crolles, France manufacturing facility, and is developing sub-micron process technologies. The joint venture with France Telecom R&D was created in 1990 before France Telecom became our indirect shareholder. The activity of the Centre Commun de Microelectronique de Crolles is directed towards sub 0.13-micron technologies with a view to preparing the technology to begin production of 300mm wafers and associated wafer fabrication processes. The tripartite cooperation is intended to last until the end of 2002.

         We participate in certain programs sponsored by the French and Italian governments for the funding of research and development and industrialization through direct grants as well as low interest financing. See "Item 4:
Information on the Company -- Public Funding." The shareholders of ST Holding, the corporate parent of our principal shareholder, are controlled, directly or indirectly, by the governments of the Republics of France and Italy. See "--Principal Shareholders."

         Sales to our shareholders and our affiliates totaled $0.2 million in 2000.

ITEM 8.  FINANCIAL INFORMATION

Legal Proceedings

         As is the case with many companies in the semiconductor industry, we have from time to time received communications alleging possible infringement of certain intellectual property rights of others. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs with respect to the defense thereof which could have a material adverse effect on our results of operations or financial condition.

         We are currently involved in certain legal proceedings; however, we do not believe that the ultimate resolution of pending legal proceedings will have a material adverse effect on our financial condition.

Dividend policy

         On April 25, 2001, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2000 of $0.04 per share payable to shareholders of record as of April 27, 2001. This dividend was approximately 2.5% of our earnings for 2000. In 2000, we paid a dividend of $0.03 per share, which represented 4.9% of our earnings for 1999. In 1999, we paid a dividend of $0.027 per share, which represented approximately 5.5% of our earnings for 1998. In the future, we may consider proposing dividends representing a similar proportion of our earnings for a particular year.

ITEM 9.  THE OFFER AND LISTING.

Trading History of the Company's Shares

         Since 1994, the Common Shares have been traded on the New York Stock Exchange under the symbol "STM" and on Euronext Paris (formerly known as ParisBourse) and were quoted on SEAQ International. On June 5, 1998, the Common Shares were also listed for the first time on the Italian Stock Exchange, where they have been traded since that date.

         The Common Shares have been included in the CAC 40, the principal index published by Euronext Paris, since November 12, 1997. The CAC 40 is derived daily by comparing the total market capitalization of 40 stocks included in the monthly settlement market of Euronext Paris to a baseline established on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 indicates the trends in the French stock market as a whole and is one of the most widely followed stock price indices in France.

         The table below indicates the range of the high and low prices in U.S. dollars for the ADSs on the New York Stock Exchange and the high and low prices in euros for the Common Shares on Euronext Paris and the Italian Stock Exchange during each quarter in 1998, 1999 and, to date in 2000. In December 1994, we completed the Initial Public Offering of 21,000,000 Common Shares at an initial price to the public of $22.25 per share. On June 16, 1999, we effected a 2:1 stock split and on May 5, 2000, we effected a 3:1 stock split. The table below has been adjusted to reflect the split. Each range is based on the highest or lowest rate within each day for Common Share price ranges for the relevant exchange.


                                 New York Stock Exchange     Euronext Paris Price per     Italian Stock Exchange
                                  Price per Common Share         Common Share (1)       Price per Common Share (2)
                                --------------------------- --------------------------- ----------------------------
        Calendar Period             High          Low           High          Low           High          Low
        ---------------             ----          ---           ----          ---           ----          ---
Annual information for the past five years
1996.........................       $12.02        $4.75     Euro10.09    Euro3.58           --             --
1997.........................       $16.51        $8.58     Euro15.83    Euro7.96           --             --
1998.........................       $15.29        $5.98     Euro14.16    Euro5.01       Lira 23,166.64  Lira 9,833.32
1999.........................       $51.33       $13.42     Euro51.67   Euro11.47       Euro51.67       Euro10.68
2000.........................       $73.88       $39.06     Euro76.93   Euro39.53       Euro76.67       Euro40.35

    Quarterly  information  for the  past two
    years
1999
   First quarter...............     $17.94       $13.44     Euro16.17   Euro11.47       Euro 16.00      Euro10.68
   Second quarter..............     $24.17       $16.33     Euro23.00   Euro14.83       Euro 23.33      Euro14.83
   Third quarter...............     $27.13       $21.27     Euro26.07   Euro20.03       Euro 26.15      Euro20.27
   Fourth quarter..............     $51.33       $25.00     Euro51.67   Euro23.05       Euro 51.67      Euro23.17
2000
   First quarter...............     $73.88       $40.67     Euro76.93   Euro39.53       Euro76.67       Euro40.35
   Second quarter..............     $69.94       $46.88     Euro75.90   Euro50.50       Euro74.33       Euro51.30
   Third quarter...............     $68.13       $46.94     Euro74.50   Euro53.50       Euro72.90       Euro56.05
   Fourth quarter..............     $52.38       $39.06     Euro60.90   Euro44.20       Euro60.80       Euro44.45
2001
   First quarter...............     $48.70       $29.35     Euro52.45   Euro31.55       Euro52.35       Euro31.60
   Second quarter
       (through April 23, 2001)     $41.13       $31.05     Euro44.85   Euro35.00       Euro44.30       Euro35.20


   Monthly information for most recent six months
   October 2000................    $52.38       $40.06     Euro59.65    Euro46.15       Euro59.60       Euro46.60
   November 2000...............    $52.25       $39.06     Euro60.90    Euro47.12       Euro60.80       Euro47.20
   December 2000...............    $51.44       $40.69     Euro58.55    Euro44.20       Euro56.70       Euro44.45
   January 2001................    $48.70       $37.00     Euro52.45    Euro37.65       Euro52.35       Euro38.15
   February 2001...............    $47.60       $31.20     Euro50.85    Euro34.00       Euro50.85       Euro34.05
   March 2001..................    $38.40       $29.35     Euro42.48    Euro31.55       Euro42.30       Euro31.60


----------------------
Source: Reuters

(1) For periods prior to January 1, 1999, the share prices on Euronext Paris have been converted into euro at the official exchange rate of Euro 1.00 = FF 6.55957.

(2) For periods prior to January 1, 1999, the share prices on the Italian Stock Exchange have been converted into euro at the official exchange rate of Euro 1.00 = Lit. 1,936.27. The shares have been listed on the Italian Stock Exchange since June 5, 1998.

         At December 31, 2000, there were 889,881,287 Common Shares issued and outstanding, of which 45,234,378 or 5% were registered in the Common Share registry maintained on our behalf in New York.

1998 Liquid Yield OptionTM Notes

         Our 1998 Liquid Yield OptionTM Notes ("LYONs") are traded on the New York Stock Exchange and Euronext Paris. The table below indicates the range of the high and low prices on the New York Stock Exchange and the high and low prices for the LYONs on Euronext Paris, in both cases as a percentage of principal amount at maturity, during each quarter in 1999 and to date in 2000. Each range is based on the highest or lowest rate at the end of each closing day on the relevant exchange. We have issued a redemption notice for these LYONs and intend to redeem them at a redemption price of $885.22 per $1,000 principal amount on June 11, 2001. According to the information available to us, on May 11, 2001, approximately $45.6 million in total indebtedness was outstanding under the 1998 LYONs. Based on the amount outstanding on May 11, 2001, if all remaining holders of the 1998 LYONs chose to convert them into Common Shares before the redemption date, 2,772,291 Common Shares would be issued.


                                                  New York Stock Exchange                   Euronext Paris
                                                       Price per LYON                       Price per LYON
                                               -------------------------------    ------------------------------------
Calendar Period                                     High            Low                 High              Low
---------------                                     ----            ---                 ----              ---
Annual information for the past five years
1998........................................          89%            69.87%              88.88%           69.25%
1999........................................         277.75%         88.88%             277.25%           87.63%
2000........................................         389.25%        221.47%             379.20%          222.70%

Quarterly information for the past two years
1999
   First quarter...............................      105.04%         88.88%             104.00%           87.63%
   Second quarter..............................      129.66%         98.92%             132.75%          100.19%
   Third quarter...............................      147.03%        119.98%             146.25%          119.94%
   Fourth quarter..............................      277.75%        141.64%             277.25%          143.51%
2000
   First quarter...............................      389.25%        227.94%             379.20%          319.80%
   Second quarter..............................      368.59%        283.47%             368.05%          301.35%
   Third quarter...............................      360.71%        263.38%             361.18%          263.75%
   Fourth quarter..............................      276.67%        221.47%             276.65%          222.70%
2001
   First quarter...............................      256.96%        159.90%             254.13%          169.15%
   Second quarter
       (through April 23, 2001)................      209.06%        172.48%             208.50%          171.62%


Monthly information for most recent six months
   October 2000................................      270.45%        221.47%             268.38%          222.70%
   November 2000...............................      276.67%        222.10%             276.65%          226.13%
   December 2000...............................      265.09%        230.70%             255.88%          229.78%
   January 2001................................      256.96%        199.79%             254.13%          203.98%
   February 2001...............................      251.91%        169.17%             221.53%          208.10%
   March 2001 .................................      202.83%        159.50%             203.90%          169.15%


----------------------
Source: Bloomberg

1999 Liquid Yield OptionTM Notes

         Our 1999 Liquid Yield OptionTM Notes ("LYONs") are traded on the New York Stock Exchange and Euronext Paris. The table below indicates the range of the high and low prices on the New York Stock Exchange and the high and low prices for the LYONs on Euronext Paris, in both cases as a percentage of principal amount at maturity, during each quarter in 1999 and to date in 2000. Each range is based on the highest or lowest rate at the end of each closing day on the relevant exchange.


                                                       New York Stock                       Euronext Paris
                                                  Exchange Price per LYON                   Price per LYON
                                               -------------------------------    ------------------------------------
Calendar Period                                     High            Low                 High              Low
---------------                                     ----            ---                 ----              ---
Annual information for the past five years
1999........................................         138.09%         81.56%             140.25%           81.94%
2000........................................         192.10%        118.27%             192.10%          118.44%

Quarterly information for the past two years
1999
   Third quarter (since September 16).......          84.06%         81.56%              84.5%            82%
   Fourth quarter...........................         138.09%         81.88%             140.25%           81.94%
2000
   First quarter............................         192.10%        119.13%             192.10%          118.48%
   Second quarter...........................         182.66%        143.30%             183.25%          142.95%
   Third quarter............................         179.23%        135.65%             195%             134.75%
   Fourth quarter...........................         142.06%        118.27%             201.75%          160%
2001
   First quarter............................         132.62%         94.54%             146.50%          102.50%
   Second quarter
       (through April 23, 2001).............         114.79%        100.20%             114.41%          100.65%

Monthly information for most recent six months
   October 2000................................      138.63%        119.03%             139.20%          118.64%
   November 2000...............................      142.06%        118.27%             141.72%          118.44%
   December 2000...............................      136.06%        121.23%             136.25%          121.77%
   January 2001................................      132.62%        110.13%             132.83%          109.56%
   February 2001...............................      130.50%         97.68%             130.82%           98.26%
   March 2001 .................................      116.66%         94.54%             112.23%           94.61%


----------------------
Source: Bloomberg


Market Information

Euronext Paris

         On September 22, 2000, upon successful completion of an exchange offer, the ParisBourse SBF SA, or the "SBF", the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Paris Bourse's trading markets as well as the regulation of those markets.

         Securities approved for listing by Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marche with the Second Marche available for small and medium-sized companies. Trading on the Nouveau Marche was introduced in March 1996 to allow companies seeking development capital to access the stock market. Securities of certain other companies are traded on a non-regulated over-the-counter market, the Marche Libre-OTC, which is also operated by Euronext Paris.

         The Common Shares are listed on the Premier Marche. Shares listed on Euronext Paris are placed in one of four categories depending on the volume of transactions. The Common Shares are listed in the category known as Continu A, which includes the most actively traded shares (with a minimum daily trading volume of FF 250,000 or twenty trades).

         Official trading of listed securities on Euronext Paris is transacted through providers of investment services (investment companies and other financial institutions) and takes place continuously on each business day from 9:00 a.m. to 5:30 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:30 p.m. to 5:35 p.m. during which transactions are recorded but not executed and a closing auction at 5:35 p.m. Any trade effected after the close of a stock exchange session will be recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day's session.

         Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most listed securities.

         Trading in the listed securities of an issuer may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu A security varies by more than 10 percent from the previous day's closing price, trading may be suspended for up to 15 minutes. Further suspensions for up to 15 minutes are also possible if the price again varies by more than five percent. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security.

         Trades of securities listed on the Premier Marche are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de reglement differe) for a fee. The deferred settlement service is only available for trades in securities which either (i) are a component of the Index SBF 120 or (ii) have both a total market capitalization of at least Euro 1 billion and a daily average volume of trades of at least Euro 1 million. The Common Shares are eligible to the deferred settlement service. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

         Ownership of equity securities traded on a deferred settlement basis passes at the time of registration of the securities in the shareholders' account. In accordance with French securities regulations, any sale of shares executed on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the payment of the dividend. In such cases, the purchaser' account is credited with an amount equal to the dividend paid and the seller's account is debited by the same amount.

Securities Trading in Italy

         The Mercato Telematico Azionario (the "MTA"), the Italian automated screen-based quotation system on which our Common Shares are listed, is organized and administered by Borsa Italiana S.p.A. ("Borsa Italiana") subject to the supervision of the CONSOB, the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of dealings and protect investors. Borsa Italiana was established to manage the Italian regulated financial markets (including the MTA) as part of the implementation in Italy of the EU Investment Services Directive pursuant to Legislative Decree No. 415 of July 23, 1996 (the "Eurosim Decree") and as modified by Legislative Decree 58 of February 24, 1998 (the "Financial Act"). Borsa Italiana became operative in January 1998, replacing the administrative body Consiglio di Borsa, and has issued rules governing the organization and the administration of the Italian stock exchange, futures and options markets as well as the admission to listing on and trading in these markets. The shareholders of Borsa Italiana are primarily financial intermediaries.

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

         Participants in Euroclear and Cedelbank may hold their interests in shares and transfer the shares, collect dividends and exercise their shareholders' rights through Euroclear and Cedelbank. A holder may require Euroclear and Cedelbank to transfer its shares to an account of such holder with an Italian bank or any authorized broker

ITEM 10.  ADDITIONAL INFORMATION

Memorandum and articles of association

         We were incorporated under the law of The Netherlands by deed of May 21, 1987. Set forth below is a summary of certain provisions of our articles of association and relevant Dutch corporate law. The summary below does not purport to be complete and is qualified in its entirety by reference to the articles of association and relevant Dutch corporate law.

         References herein to shares include common and preference shares and references herein to shareholders include common and preference shareholders, unless otherwise provided.

         Share Capital

         Our authorized share capital is Euro 1,809,600,000, consisting of 1,200,000,000 common shares and 540,000,000 preference shares, nominal value of Euro1.04 per share. As of March 31, 2001, 890,310,233 common shares were outstanding, as well as options to acquire 26,844,061 common shares. No preference shares are currently outstanding. Pursuant to a shareholders' resolution adopted at the annual general meeting on April 25, 2001, our Supervisory Board has been authorized for a period of five years to resolve upon
(i) the issuance of any number of new ordinary or preference shares, (ii) the terms and conditions of an issuance of shares; (iii) waiver of existing shareholders' pro rata preemptive rights; and (iv) granting of rights to subscribe for ordinary shares and or preference shares.

         Shares are issued in registered form only. The preference shares are intended to protect us from a hostile take-over or similar action. Share registers are maintained in New York by The Bank of New York, the New York Transfer Agent and Registrar (the "New York Registry"), and in Amsterdam, The Netherlands, by Netherlands

Management Company B.V., the Dutch Transfer Agent and Registrar (the "Dutch Registry"). Shares of New York Registry held through The Depository Trust Company ("DTC") are registered in the name of Cede & Co., the nominee of DTC, and shares of Dutch Registry held through the French clearance and settlement system, Euroclear France, are registered in the name of Euroclear France or its nominee.

         Dividends

         Our Supervisory Board may establish reserves out of our annual profits, upon proposal of our Managing Board. The portion of our annual profits that remains after the establishment of reserves is at the disposal of the general meeting of shareholders. If the general meeting of shareholders resolves to distribute profits, preference shareholders shall first be paid a percentage equal to the Euribor interest for one-year cash loans computed over the paid up capital on the preference shares, provided that the amount paid to preference shareholders may not exceed the total amount resolved to be distributed to shareholders. If the paid up capital of the preference shares is increased or decreased in the financial year in respect of which the dividend is paid, the payment thereon will be adjusted accordingly. The profits remaining after payment has been made to preference shareholders may be distributed to the common shareholders.

         Our general meeting of shareholders may declare distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law, upon the proposal of our Supervisory Board. Pursuant to a resolution of our Supervisory Board, distributions approved by the general meeting of shareholders may be fully or partially made in the form of our new shares to be issued. We may not pay dividends if the payment would reduce shareholders' equity below the paid-up and called portion of the share capital, plus the reserves which are required by statute. Our Supervisory Board may, subject to certain statutory provisions, distribute one or more interim dividends in respect of any year before the accounts for such year have been approved and adopted at a general meeting of shareholders. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to us.

         At December 31, 2000, the amount of retained earnings available to pay dividends under Dutch law was approximately $5,263 million. Retained earnings for purposes of this calculation are based on our unconsolidated accounts using generally accepted accounting principles in The Netherlands ("Dutch GAAP"). The only material difference between our Dutch GAAP and U.S. GAAP accounts resulted because we canceled our accumulated deficit through a share capital reduction in 1993. Under U.S. GAAP, as this operation was not a quasi-reorganization, the net effect of the par value reduction was applied against capital surplus. At December 31, 2000, under U.S. GAAP, we had accumulated earnings of approximately $3,977 million.

         As approved by the annual general meeting of shareholders on May 31, 1999, we paid a cash dividend in respect of the year ended December 31, 1998 of $0.027 per common share on June 15, 1999 to shareholders of record as of June 1, 1999. As approved by the annual general meeting on April 26, 2000, we paid on May 4, 2000 a cash dividend in respect of the year ended December 31, 1999 of $0.03 per share issued and outstanding as per April 28, 2000. As approved by the annual general meeting on April 25, 2001, we paid on May 11, 2001 a cash dividend in respect of the year ended December 31, 2000 of $0.04 per share issued and outstanding at April 27, 2001. In the event that dividends are declared in the future, we expect that we would pay such dividends in U.S. dollars, although dividends may be declared in other currencies. Cash dividends to holders of shares of Dutch Registry will be paid to the Dutch Transfer Agent and Registrar who will, if necessary, convert such dividends into French francs or Italian lira at the rate of exchange on the date such dividends are paid, for disbursement to such holders. Cash dividends to holders of shares of New York Registry will be paid to the New York Transfer Agent and Registrar, who will, if necessary, convert such dividends into U.S. dollars at the rate of exchange on the date such dividends are paid, for disbursement to such holders.

         Shareholder Meetings and Voting Rights

         Each registered shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, to address shareholder meetings and to exercise voting rights, subject to the provisions of the articles of association. Our ordinary general meetings of shareholders are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, The Netherlands. Extraordinary general meetings of shareholders may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered holders of at least 10% of the total outstanding share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with.

         We will give notice by mail to registered holders of shares of each shareholders' meeting, and will publish notice thereof in a national daily newspaper distributed throughout The Netherlands and in at least one daily newspaper in each country other than the United States in which the shares are admitted for official quotation. Such notice shall be given no later than the twenty-first day prior to the day of the meeting and shall either state the business to be considered or state that the agenda is open to inspection by the shareholders at our offices. We are exempt from the proxy rules under the United States Securities Exchange Act of 1934. Euroclear France will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of shares held directly or indirectly through Euroclear France. DTC will provide notice of general meetings of shareholders to holders of shares held directly or indirectly through DTC and the New York Transfer Agent and Registrar will compile voting instructions. In order for holders of shares held directly or indirectly through Euroclear France to attend general meetings of shareholders in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of shares held directly or indirectly through DTC to attend general meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Transfer Agent and Registrar.

         Each share is entitled to one vote. Unless otherwise required by the articles of association or Dutch law, resolutions of general meetings of shareholders require the approval of a majority of the votes cast at a meeting at which at least one-third of the outstanding share capital is present or represented.

         The articles of association allow for separate meetings for holders of common shares and for holders of preference shares. At a meeting of holders of preference shares at which the entire issued capital of shares of such class is represented, valid resolutions may be adopted even if the requirements in respect of the place of the meeting and the giving of notice have not been observed, provided that such resolutions are adopted by unanimous vote. Also, valid resolutions of preference shareholder meetings may be adopted outside a meeting if all holders of preference shares and holders of a right of usufruct on preference shares indicate by letter, telegram, telex communication or facsimile that they vote in favor of the proposed resolution, provided that no depositary receipts for preference shares have been issued with our cooperation.

         Approval of Annual Accounts and Discharge of Management Liability

         Each year, our Managing Board must prepare annual accounts and submit them to the general meeting of shareholders for approval within five months after the end of our financial year, unless the general meeting of shareholders has extended this period by a maximum of six months on account of special circumstances.

         Adoption of our annual accounts by the general meeting of shareholders discharges the members of our Managing Board and our Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned, unless an explicit reservation is made by the general meeting of shareholders and without prejudice to the provisions of Dutch law relating to liability of members of supervisory boards and managing boards upon bankruptcy of a company pursuant to articles 138 and 149 of Book 2 of the Dutch Civil Code. Under Dutch law, this discharge does not extend to matters not disclosed to shareholders.

         Liquidation Rights

         In the event of our dissolution and liquidation, after payment of all debts and liquidation expenses, the holders of preference shares shall, if possible, receive the paid up portion of the nominal amount of their preference shares. Any assets then remaining shall be distributed among the registered holders of common shares in proportion to the nominal value of their shareholdings.

         Issue of Shares; Preemptive Rights

         Unless limited or eliminated by the general meeting of shareholders or our Supervisory Board as described below, registered holders of common shares have a pro rata preemptive right to subscribe for any newly issued common shares, except for common shares issued for consideration other than cash and common shares issued to our employees or of one of our group companies. Shareholders do not have a preemptive right to subscribe for any newly issued preference shares. Holders of preference shares have no preemptive rights.

         The general meeting of shareholders, upon proposal and on the terms and conditions set by our Supervisory Board, has the power to issue shares. The general meeting of shareholders may also authorize our Supervisory Board, for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances. At the general meeting of shareholders held on April 25, 2001, our Supervisory Board was delegated this authority for a period of five years.

         The general meeting of shareholders, upon proposal by the Supervisory Board, also has the power to limit or exclude preemptive rights in connection with new issuances of shares. Such a resolution of the general meeting of shareholders requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders at which at least 50% of the outstanding share capital is present or represented. The general meeting of shareholders may authorize our Supervisory Board, for a period of no more than five years, to limit or exclude preemptive rights. At the general meeting of shareholders held on April 25, 2001, our Supervisory Board was delegated this authority for a period of five years.

         Acquisition of Shares

         We may acquire shares, subject to certain provisions of Dutch law and of our articles of association, if and to the extent that (i) the shareholders' equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the general meeting of shareholders has authorized the Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold. Our articles of association have been amended effective as of May 5, 2000 by the general annual meeting on April 26, 2000 to provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of the general meeting of shareholders being required.

         Capital Reduction

         Upon proposal by our Supervisory Board, the general meeting of shareholders may resolve to reduce our issued share capital by canceling shares held by us or by reducing the nominal value of shares, subject to certain statutory provisions. Upon proposal by our Supervisory Board, the general meeting of shareholders also may cancel all preference shares against payment of the amount paid up on those shares, subject to certain statutory provisions.

         Amendment of the Articles of Association

         The articles of association may be amended if amendments are proposed by our Supervisory Board and approved by a simple majority of the votes cast at a general meeting of shareholders at which at least one-third of the outstanding share capital is present or represented. The complete proposal for the amendment must be made available for inspection by the shareholders and the other persons entitled to attend general meetings of shareholders at our offices as from the day of the notice convening such meeting until the end of the meeting. Any amendment of the articles of association that negatively affects the rights of the holders of a certain class of shares, requires the prior approval of the meeting of holders of such class of shares.

         Managing Board

         Responsibility for our management lies with our Managing Board. Our Managing Board consists of such number of members as resolved by the general meeting of shareholders upon the proposal of the Supervisory Board.

         The members of the Managing Board are appointed for three-year terms by the general shareholders' meeting. Our Supervisory Board appoints one of the members of the Managing Board to be chairman of the Managing Board. The remuneration and other conditions of employment of the members of the Managing Board are determined by the Supervisory Board.

         The Managing Board and each member of the Managing Board is authorized to represent us. Resolutions of our Managing Board require the approval of a majority of its members. Under the articles of association, the Managing Board is required to obtain prior approval from the Supervisory Board for:

         o all proposals to be submitted to a vote at the general meeting of the shareholders,

         o the formation of all companies, acquisition or sale of any participation and the entering into of any joint venture or participation agreement,

         o all of our multi-annual plans and the budget for the upcoming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy and policy regarding personnel, and

         o all acts, decisions or operations covered by the above list and constituting a significant change with respect to decisions already adopted by the Supervisory Board or not provided for in the above list and as specifically laid down by the Supervisory Board in a resolution adopted by it to that effect. The Supervisory Board has, by resolution, specified additional resolutions of the Managing Board that require its approval.

         In addition, under the articles of association, our Managing Board must obtain prior approval from the general meeting of shareholders for decisions relating to:

         o the sale of all or of an important part of our assets or business enterprise(s), and

         o the entering into of mergers, acquisitions or joint ventures that the Supervisory Board considers of material significance.

         The general meeting of shareholders may by resolution specify additional resolutions that require its approval.

         The general meeting of shareholders may suspend or dismiss one or more members of the Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. A quorum of one-third is required if a suspension or dismissal is proposed by the Supervisory Board. The Supervisory Board may suspend members of the Managing Board, but a general meeting of shareholders must be convened within three months after such suspension to confirm or reject the suspension.

         Supervisory Board

         Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by the Managing Board and the general course of our affairs. In addition, certain resolutions by the Managing Board require the prior approval of the Supervisory Board, and the Supervisory Board may by resolution specify additional resolutions that require such approval. Resolutions of the Supervisory Board require the approval of three-quarters of its members, In fulfilling their duties, members of the Supervisory Board must serve our interests.

         The members of the Supervisory Board are appointed by the general meeting of shareholders. The general meeting of shareholders, upon proposal of the Supervisory Board, determines the number of the members of the Supervisory Board, provided that there shall always be at least six supervisory directors. The remuneration of the members of the Supervisory Board is determined by the general meeting of shareholders. The general meeting of shareholders may dismiss or suspend the members of the Supervisory Board with a simple majority vote.

         Each member of the Supervisory Board must resign no later than three years after he has been appointed, but may offer himself for re-election following the expiry of his term of office. Each member of the Supervisory Board must retire at the annual general meeting of shareholders held in the financial year in which he reaches the statutory maximum age of members of the Supervisory Board (currently 72 years).

         Disclosure of Holdings

         Under the Dutch Act on Disclosure of Holdings in listed companies ("Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996"), registered shareholders and beneficial owners must promptly notify us and the Securities Board of The Netherlands established in Amsterdam if their holding in us reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66% of the capital interest and/or voting rights, including rights to acquire capital interest and/or voting rights, of us. Failure to comply constitutes a criminal offense and could result in criminal as well as civil sanctions, including suspension of voting rights and the right to acquire the same. We must in turn inform the Conseil des Marches Financiers of all such notifications provided by registered shareholders and beneficial owners to us.

         Limitations on Right to Hold or Vote Shares

         There are currently no limitations imposed by Dutch law or by the articles of association on the right of non-resident holders to hold or vote the shares.

Exchange controls

         None.

Taxation

         Certain Dutch tax consequences for holders of Common Shares

         Following is a summary of the principal Dutch tax consequences of the ownership and disposition of Common Shares.

         It applies only to a holder of Common Shares who is neither resident nor deemed to be resident in The Netherlands for Dutch tax purposes and, in the case of an individual, has not elected to be treated as a resident of The Netherlands for Dutch income tax purposes (a "Non-Resident Shareholder"). The summary does not apply to any Non-Resident Shareholder who is or has been or is deemed to be or has been deemed to be an employee of us or of any entity related to us.

         It is a general summary that does not discuss every aspect of Dutch taxation that may be relevant to a Non-Resident Shareholder, for instance if such holder is subject to special circumstances or if such holder is subject to special treatment under applicable law. This summary assumes that we are organized and that our business will be conducted in the manner outlined in this annual report on Form 20-F. Changes in our organizational structure or the manner in which we conduct our business may invalidate the contents of this summary. Furthermore, this summary assumes that each transaction with respect to Common Shares is at arm's length.

         Unless stated otherwise, this summary is based on Dutch tax laws in effect as of the date of this annual report on Form 20-F. These laws are subject to change, which changes may have retroactive effect. A change to such laws may invalidate the contents of this summary. This summary will not be updated to reflect changes in laws.

         EACH INVESTOR SHOULD CONSULT HIS PROFESSIONAL TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES OF HIS OWNING AND DISPOSING OF COMMON SHARES.

         Withholding tax

         Dividends we distribute to Non-Resident Shareholders are generally subject to a withholding tax imposed by The Netherlands at a rate of 25%. The concept "dividends we distribute," as used in this summary, includes (but is not limited to) the following:

         (i) distributions in cash or in kind, deemed and constructive distributions, and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

         (ii) liquidation proceeds, proceeds of redemption of Common Shares or, as a rule, consideration for the repurchase of Common Shares by us in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

         (iii) the par value of shares issued to a holder of Common Shares or an increase of the par value of Common Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

         (iv) partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the

                  Common Shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

         If a Non-Resident Shareholder is resident in a country with which The Netherlands has concluded a double taxation treaty that is in effect, such Non-Resident Shareholder may be eligible for a full or partial relief from the Dutch dividend withholding tax provided that such relief is duly claimed. Legislation is in force, but not effective, pursuant to which withholding tax will only be creditable or refundable to the beneficial owner of dividends we distribute. The Dutch tax authorities have taken the position that the beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double taxation treaties. Following consultations with the Dutch financial sector, the Dutch government has announced its intention to submit a new legislative proposal on the subject of beneficial ownership of dividends. The intention is that this new legislation will take effect retroactively to April 27, 2001.

         We are not required to withhold dividend tax from a dividend we distribute to a Non-Resident Shareholder, who is resident in the Netherlands Antilles or Aruba or in a member state of the European Union or in a country that has concluded a double taxation treaty with The Netherlands, to the extent that the temporary special distribution tax, discussed below in the section "Distribution tax," applies to the distribution.

         Dutch -- U.S. double taxation treaty

         Under the Dutch -- United States double taxation treaty of December 18, 1992 (the "Dutch -- U.S. Treaty"), the dividend withholding tax rate on dividends we distribute in respect of Common Shares held by a resident of the United States who is entitled to the benefits of the Dutch -- U.S. Treaty will generally be reduced to 15%. As a rule, if the 15% rate is applicable under the Dutch -- US Treaty, we may apply this rate at source if, at the payment date, the relevant shareholders have submitted a duly signed form IB 92 USA. Only where the person entitled to relief has not been able to claim the relief at source, will he be entitled to a refund of the excess tax withheld. In that case he should as yet file a form IB 92 USA and state the circumstances that prevented him from claiming relief at source.

         Dividends paid by us to qualifying U.S. pension funds and qualifying U.S. exempt organizations may be eligible for full relief of the Dutch dividend withholding tax.

         Distribution tax

         We are subject to a temporary special distribution tax at a rate of 20% to the extent that dividends we distribute during the period from January 1, 2001 up to and including December 31, 2005 are classified as "excessive." For purposes of this distribution tax, dividends we distribute are considered to be "excessive" to the extent that during a particular calendar year the total thereof exceeds the highest of the following three amounts:

         (i) 4% of our market capitalization at the beginning of the relevant calendar year;

         (ii) twice the amount of the average annual dividends (exclusive of extraordinary distributions) that we distributed in the three calendar years immediately preceding January 1, 2001; and

         (iii) our consolidated commercial result for the preceding book year, subject to certain adjustments.

         See the section "Withholding tax" for a discussion of the concept "dividends we distribute."

         The special distribution tax will not be levied if and to the extent the aggregate amount of dividends we distribute during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of our assets ending on December 31, 2000, net of liabilities and provisions and reduced by our paid-in capital.

           The special distribution tax will be reduced in proportion to the percentage of our shares that were held, at the time of the "excessive" distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of our nominal paid-in capital, provided such shareholders are resident in The Netherlands, the Netherlands Antilles or Aruba, or in a member state of the European Union, or in a country that has concluded a double taxation treaty with The Netherlands. In that connection, shares that have been held since September 14, 1999 are deemed to have been held during an uninterrupted periodof three years. The special distribution tax is not a withholding tax; it is imposed directly on us. Therefore, if it is reduced because there are shareholders who own at least 5% of our paid-in capital, we will receive the benefit of the reduction and it will inure indirectly to all of our shareholders, not only to the shareholders whose shareholdings caused the reduction to apply.

Taxes on income and capital gains

         Individuals

         A Non-Resident Shareholder who is an individual will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than the withholding tax described above) or in respect of any gain realized on the disposal of Common Shares, unless:

         (i) such holder derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and such holder's Common Shares are attributable to that enterprise, or

         (ii) such holder derives benefits from Common Shares that are taxable as benefits from miscellaneous activities in The Netherlands (resultaat uit overige werkzaamheden in Nederland), or

         (iii) such holder's Common Shares form part or are deemed to form part of a substantial interest (aanmerkelijk belang) in us that does not form part of the assets of an enterprise.

         See the section "Withholding tax" for a discussion of the concept "dividends we distribute."

         A Non-Resident Shareholder who is an individual may, inter alia, derive benefits from Common Shares that are taxable as benefits from miscellaneous activities in The Netherlands:

         (i) if the investment activities of such individual go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

         (ii) if such individual makes Common Shares available or is deemed to make Common Shares available, legally or in fact, directly or indirectly, to certain connected individuals, associations or entities.

         The holder of Common Shares has a substantial interest in us if such holder - alone or together with his partner (partner) - has, directly or indirectly, the ownership of, or certain rights, for instance a right of usufruct, over shares of us representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of, or certain rights, for instance a right of usufruct, over profit participating certificates (winstbewijzen) that relate to 5% or more of our annual profit or to 5% or more of our liquidation proceeds. If a holder of Common Shares has a substantial interest pursuant to the previous sentence, his Common Shares form part of a substantial interest. Furthermore, the holder's Common Shares form part of a substantial interest in us if such holder's partner or any of the relatives by blood or by marriage in the direct line (including foster-children) of the holder or of his partner holds shares that form part of, or are deemed to form part of, a substantial interest in us. Finally, if a holder's Common Shares do not form part of a substantial interest pursuant to the two previous sentences, they may be deemed to form part of a substantial interest in us if they have been acquired or are deemed to have been acquired by such holder under a non-recognition provision.

         Entities

         A Non-Resident Shareholder who is (a) a legal person, or (b) a partnership or other form of association without legal personality that has a capital that is wholly or partly divided into shares, or (c) a trust or a form of co-investment (doelvermogen) or a similar legal form that is for Dutch purposes taxable as a corporation, will not be subject to any Dutch taxes on income or capital gains in respect of any payment under the Common Shares or in respect of any gain realized on the disposal of Common Shares, provided that the following two conditions are satisfied.

         (i)      All of the following are true:

                  - such holder derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands;

                  - such holder's Common Shares are attributable to that enterprise; and

                  - the benefits derived from such holder's Common Shares are not exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act
                           1969).

         (ii) If such holder's Common Shares form part or are deemed to form part of a substantial interest (aanmerkelijk belang) in us, these Common Shares form part of the assets of an enterprise.

         See the section "Taxes on income and capital gains - Individuals" for a discussion of the concept "substantial interest in us."

         Gift and inheritance taxes

         No gift tax or inheritance taxes will arise in The Netherlands with respect to an acquisition of Common Shares by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

         (i) such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are or were attributable; or

         (ii) in the case of a gift of Common Shares by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift, while (at the time of his death) being resident or deemed to be resident in The Netherlands.

         For purposes of Dutch gift and inheritance tax, an individual who holds Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

         Other taxes and duties

         No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the delivery of the Common Shares.

         United States Taxation

         The following discussion is a summary of certain U.S. federal income tax consequences of the ownership and disposition of Common Shares by you if you are a U.S. Holder, as defined below. This summary applies to you only if you are a beneficial owner of Common Shares (a) who owns, directly or indirectly, less than 10% of our voting stock, (b) who is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a U.S. domestic corporation, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, (c) who holds the Common Shares as capital assets, (d) whose functional currency is the U.S. dollar, (e) who is a resident of the United States and not also a resident of The Netherlands for purposes of the Convention, (f) who is entitled under the "limitation on benefits" provisions contained in the Convention to the benefits of the Convention and (g) who does not have a permanent establishment or fixed base in The Netherlands (a "U.S. Holder"). Certain holders (including, but not limited to, United States expatriates, tax-exempt organizations, persons subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, persons holding the Common Shares in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar) may be subject to special rules not discussed below. Because this is a general summary, investors are advised to consult their own tax advisors with respect to the U.S. federal, state, local and applicable foreign tax consequences of the ownership and disposition of Common Shares.

         This summary is based on the Internal Revenue Code of 1986, as amended the Convention, judicial decisions, administrative pronouncements and existing and proposed Treasury regulations as of the date hereof, all of which are subject to change, possibly with retroactive effect.

         Dividends

         For U.S. federal income tax purposes, the gross amount of distributions made by us with respect to the Common Shares (including the amount of any Netherlands taxes withheld therefrom) will generally be includable in your gross income in the year received as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the Common Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such Common Shares) and thereafter as capital gain. No dividends received deduction will be allowed with respect to dividends paid by us. The amount of any distribution paid in Dutch guilders will be equal to the U.S. dollar value of such Dutch guilders on the date of distribution, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Dutch guilders will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

         Subject to certain limitations, Netherlands taxes withheld from a distribution at the rate provided in the Convention will be eligible for credit against your U.S. federal income tax liability. Under current Dutch law, we, under certain circumstances, may be permitted to deduct and retain from such withholding a portion of the amount that would otherwise be required to be remitted to the taxing authorities in The Netherlands. This amount generally may not exceed 3% of the total dividend distributed by us. To the extent that we have withheld an amount from dividends paid to shareholders which we then are not required to remit to any taxing authority in The Netherlands, such amount in all likelihood would not qualify as a creditable tax for U.S. tax purposes. We will endeavor to provide to you information concerning the extent to which we have applied the reduction described above to dividends paid to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the Common Shares will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." The rules relating to the determination of the U.S. foreign tax credit are complex and holders should consult their tax advisors to determine whether and to what extent a credit would be available. If you do not elect to claim a foreign tax credit you may instead claim an itemized deduction for all foreign taxes paid in the taxable year.

         Sale or other disposition of Common Shares

         Upon a sale or other disposition of Common Shares, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your tax basis in such Common Shares. Any such gain or loss, if any, will generally be U.S. source gain or loss and will be treated as long-term gain or loss if your holding period in the Common Shares exceeds one year. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

         U.S. information reporting and backup withholding

         Dividend payments with respect to Common Shares and proceeds from the sale, exchange or redemption of Common Shares may be subject to information reporting to the Internal Revenue Service ("IRS") and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 ("Request for Taxpayer Identification Number and Certification"). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries. Finalized Treasury regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply. Holders of Common Shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules, including the finalized Treasury regulations.

         Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Documents on display

         The documents filed by us with the U.S. Securities and Exchange Commission can be read at its public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

         We are exposed to changes in interest rates primarily as a result of our borrowing activities which include long-term debt used to fund business operations. We borrow in U.S. dollars as well as in other currencies from banks and other sources. We primarily enter into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. The principal interest rate risks to which we are exposed relate to our investment portfolio and long-term debt obligations. We primarily utilize fixed-rate debt and do not expect changes in interest rates to have a material effect on income or cash flows in 2001.

         The functional currency of our subsidiaries is generally the local currency. Our operating cash flows are denominated in various foreign currencies as a result of our international business activities and certain of our borrowings are exposed to changes in foreign exchange rates. We continually evaluate our foreign currency exposure based on current market conditions and the business environment. In order to mitigate the impact of changes in foreign currency exchange rates, we enter into forward exchange contracts. The magnitude and nature of such activities are explained further in Note 22 to the Consolidated Financial Statements.

         We place our cash and cash equivalents with high credit quality financial institutions. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. We are averse to principal loss and manage the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk.

         We enter into forward contracts and foreign currency options to protect against the volatility of foreign currency exchange rates and to cover a portion of both our probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the date the contract is made until the time it is settled.

         Forward contracts outstanding as of December 31, 2000 have remaining terms of one to 3 months, which matured mainly during the first quarter of 2001. The notional amounts of foreign exchange forward contracts totaled $780.4 million at December 31, 2000, and $611.6 million at December 31, 1999. The principal currencies covered are the U.S. dollar, the euro, the Italian lira, the Japanese yen and the Swiss franc.

         We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. We do not use financial instruments for speculative or trading purposes.

         The information below summarizes our market risks associated with cash equivalents, debt obligations, and other significant financial instruments as of December 31, 2000. The information below should be read in conjunction with Notes 4, 14 and 22 to the Consolidated Financial Statements.

         The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in thousands of U.S. dollars, except percentages):

                                                                                                     Fair value at
                                                                                                     December 31,
                             2001       2002     2003    2004     2005    Thereafter      TOTAL          2000
                            ------     ------   ------  ------   ------   ----------     -------        -----
Assets:
Cash equivalents.....      2,295,703                                                    2,295,703      2,295,703
Average interest rate          6.57%                                                        6.57%
Long-term debt:
Fixed rate...........        105,972   111,572  84,457   57,555   47,492    2,339,406    2,806,454     3,325,678
Average interest rate          5.72%     6.01%   5.91%    5.45%    5.01%        3.26%       3.62%

                                                            Amounts in thousands
                                                              of U.S. dollars
                                                           ---------------------
Long-term debt by currency as of December 31, 2000:
   U.S. dollar.........................................          2,445,569
   Italian lira........................................            128,398
   French franc........................................            199,593
   Other currencies....................................             32,894
                                                                    ------
TOTAL in U.S. dollars..................................          2,806,454
                                                                 =========


                                                            Amounts in thousands
                                                              of U.S. dollars
                                                           ---------------------
Long-term debt by currency as of December 31, 1999:
   U.S. dollar........................................           1,157,366
   Italian lira.......................................             192,432
   French franc.......................................              82,993
   Other currencies...................................              12,355
                                                                    ------
TOTAL in U.S. dollars.................................           1,445,146
                                                                 =========

         The following table provides information about our foreign exchange forward contracts at December 31, 2000 (in thousands of U.S. dollars):

                                                                               Average Contractual
                                                                                 Forward Exchange
           Buy                        Sell               Notional Amount               Rate          Fair Value
         -------                    --------           -------------------           --------        ----------
Foreign currency forward exchange contracts to buy U.S. dollars for foreign currencies:
   U.S. dollar........           Euro                        273,082                     0.89        (12,772)
   U.S. dollar........           French franc                 25,000                     7.30           (845)
   U.S. dollar........           Italian lira                 96,112                 1,738.98          18,779
   U.S. dollar........           Malaysian ringgit           106,063                     3.79             206
   U.S. dollar........           Singapore dollar             94,360                     1.73             (11)
                                                              ------

    Total.............                                       594,617                                    5,357
                                                             =======                                    =====

Foreign currency forward exchange contracts to buy euro for foreign currencies:
   Euro...............           Malaysian ringgit             5,155                     3.25             415
   Euro...............           U.S. dollar                  60,000                     0.85           6,121
                                                              ------                                    -----
   Total..............                                        65,155                                    6,536
                                                              ======                                    =====

Foreign currency forward exchange contracts to buy Japanese yen for foreign currencies:
   Japanese yen.......           Euro                         26,108                   101.51         (1,465)
   Japanese yen(1)....           French franc                 12,619                     7.08         (1,959)
   Japanese yen.......           Malaysian ringgit             3,684                     0.03            (71)
                                                               -----                                     ----
   Total..............                                        42,411                                  (3,495)
                                                              ======                                  =======

Foreign currency forward exchange contracts to buy Swiss francs for foreign currencies
   Swiss franc........           Euro                          1,833                     1.52             (6)
   Swiss franc........           French franc                  2,138                     4.36            (26)
   Swiss franc........           U.S. dollar                  31,765                     1.67             771
                                                              ------                                      ---
   Total..............                                        35,736                                      739
                                                              ======                                      ===

Foreign currency forward exchange contracts to buy Singapore dollars for foreign currencies:
   Singapore dollar...           Euro                            418                    1.61              (2)
   Singapore dollar...           Japanese yen                 21,035                    0.02              323
                                                              ------                                      ---
   Total..............                                        21,453                                      321
                                                              ======                                      ===

Foreign currency forward exchange contracts to buy French francs for foreign currencies:
   French franc.......           U.S. dollar                  15,000                     7.79           1,551
                                                              ------                                    -----
   Total..............                                        15,000                                    1,551
                                                              ======                                    =====

Foreign currency forward exchange contracts to buy Swedish kroners for foreign currencies
   Swedish kroner.....           U.S. dollar                   4,560                     9.49               7
                                                               -----                                        -
   Total..............                                         4,560                                        7
                                                               =====                                        =

Foreign currency forward exchange contracts to buy British pounds for foreign currencies:
   British pound......           French franc                  1,491                   11.06             (73)
                                                               -----                                     ----
   Total..............                                         1,491                                     (73)
                                                               =====                                     ====

   TOTAL..............                                       780,423                                   10,943
                                                             =======                                   ======

----------------------
(1)  Forward exchange rate for 100 Japanese yen.

         The following table provides information about our foreign exchange forward contracts at December 31, 1999 (in thousands of U.S. dollars):

                                                                               Average Contractual
                                                                                 Forward Exchange
           Buy                        Sell               Notional Amount               Rate          Fair Value
---------------------------    --------------------    --------------------    --------------------- ------------
Foreign currency forward exchange contracts to buy U.S. dollars for foreign currencies:
   U.S. dollar........           Euro                         50,373                     1.02           (943)
   U.S. dollar........           British pound                34,790                     1.62              61
   U.S. dollar........           Italian lira                144,066                 1,785.35           8,062
   U.S. dollar........           Malaysian ringgit           131,760                     3.79             185
                                                             -------                                    -----
   Total..............                                       360,989                                    7,365
                                                             =======                                    =====

Foreign currency forward exchange contracts to buy Singapore dollars for foreign currencies:
   Singapore dollar...           Euro                          4,968                    1.68               31
   Singapore dollar...           Japanese yen (1)             36,186                    1.61            (410)
   Singapore dollar...           U.S. dollar                  77,600                    1.66              180
                                                              ------                                    -----
   Total..............                                       118,754                                    (199)
                                                             =======                                    =====

Foreign currency forward exchange contracts to buy French francs for foreign currencies:
   French franc.......           U.S. dollar                  43,000                     6.43           (547)
                                                              ------                                    -----
   Total..............                                        43,000                                    (547)
                                                              ======                                    =====

Foreign currency forward exchange contracts to buy Japanese yen for foreign currencies:
   Japanese yen.......           Euro                         19,558                  104.92              460
   Japanese yen(1)....           French franc                 17,015                    6.16              696
                                                              ------                                    -----
   Total..............                                        36,573                                    1,156
                                                              ======                                    =====

Foreign currency forward exchange contracts to buy euro for foreign currencies:
   Euro...............           Malaysian ringgit               781                    3.85              (2)
   Euro...............           U.S. dollar                  23,000                    1.02              379
                                                              ------                                    -----
   Total..............                                        23,781                                      377
                                                              ======                                    =====

Foreign currency forward exchange contracts to buy Swiss francs for foreign currencies
   Swiss franc........           French franc                  2,706                    4.09              (2)
   Swiss franc........           U.S. dollar                  16,345                    1.58            (236)
                                                              ------                                    -----
   Total..............                                        19,051                                    (238)
                                                              ======                                    =====

Foreign currency forward exchange contracts to buy Swedish kroners for foreign currencies:
   Swedish kroner.....           U.S. dollar                   7,000                    8.43             (56)
                                                               -----                                    -----
   Total..............                                         7,000                                     (56)
                                                               =====                                    =====

Foreign currency forward exchange contracts to buy British pounds for foreign currencies:
   British pound......           French franc                  2,419                   10.19               81
                                                               -----                                    -----
   Total..............                                         2,419                                       81
                                                               =====                                    =====

   TOTAL..............                                       611,567                                    7,939
                                                             =======                                    =====

----------------------
(1)      Forward exchange rate for 100 Japanese yen.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

                                                                                                             Page
Financial Statements:
Report of Independent Accountants for Years Ended December 31, 2000, 1999 and 1998................            F-2
Consolidated Statement of Income for the Years Ended December 31, 2000, 1999 and 1998.............            F-3
Consolidated Balance Sheet as at December 31, 2000 and 1999.......................................            F-4
Consolidated Statement of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998.........            F-5
Consolidated Statement of Changes in Shareholders' Equity for the Years Ended December 31, 2000,
   1999 and 1998..................................................................................            F-6
Notes to Consolidated Financial Statements........................................................            F-7

Financial Statement Schedules:
For each of the three years in the period ended December 31, 2000 Schedule II
Valuation and
   Qualifying Accounts............................................................................            S-1
Report of Independent Accountants on Financial Statement Schedule.................................            S-2


ITEM 19.  EXHIBITS

         1.1 Articles of Association, as amended as of May 5, 2000, of STMicroelectronics N.V. (incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 1999, as filed with the Commission on June 27, 2000)

         4.1 Indenture, dated as of November 16, 2000, among STMicroelectronics N.V. as issuer and The Bank of New York, as Trustee, of our Zero Coupon Senior Convertible Bonds due 2010

         8.1 Subsidiaries of the Company (see Note 3 to the Consolidated Financial Statements)

         10.1 Consent of PricewaterhouseCoopers N.V.

                                  CERTAIN TERMS

ADSL............................asymetrical digital subscriber line
ASD.............................application-specific discrete technology
ASIC............................application-specific IC
ASSP............................application-specific standard product
ATM.............................asynchronous transfer mode
BCD.............................bipolar, CMOS and DMOS process technology
BiCMOS..........................bipolar and CMOS process technology
CAD.............................computer aided design
CDMA............................code division multiple access
CIM.............................computer integrated manufacturing
CMOS............................complementary metal oxide silicon
DMOS............................diffused metal oxide silicon
DRAMS...........................dynamic random access memory
DSP.............................digital signal processor
EMAS............................the Eco-Management and Audit Scheme (EAMS)
                                is the voluntary European Community scheme
                                for companies performing industrial
                                activities for the evaluation and
                                improvement of environmental performance
EEPROM..........................electrically erasable programmable read-only memory
EPROM...........................erasable programmable read-only memory
GPS.............................global positioning system
HCMOS...........................high-speed complementary metal-oxide-silicon
IC..............................integrated circuit
IGBT............................insulated gate bipolar transistors
ISDN............................integrated services digital network
JavaCard(TM)applets.............application software for smartcard developed on Java platform
Java............................operating system developed by Sun Microsystems.
Kbit............................Kilobit
Mbit............................Megabit
MCUs............................microcontrollers units
MIPS............................million instructions per second
MOS.............................metal oxide silicon process technology
MOSFET..........................metal oxide silicon field effect transistor
MPEG............................motion picture experts group
NVRAM...........................nonvolatile SRAM
OEM.............................original equipment manufacturer
OTP.............................one-time programmable
PROM............................programmable read-only memory
RAM.............................random access memory
RF..............................radio frequency
RISC............................reduced instruction set computing
ROM.............................read-only memory
SAM.............................serviceable available market
SLIC............................subscriber line interface card
SPC.............................statistical process control
SRAM............................static random access memory
TAM.............................total available market
VLSI............................very large scale integration
VDSL............................very high-bit rate digital subscriber line
VoIP............................voice over Internet protocol
WCDMA...........................wide-band CDMA

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                      STMICROELECTRONICS N.V.

Date:    May 15, 2001

                                      By:  /s/     Pasquale Pistorio
                                         ---------------------------------------
                                          Name:    Pasquale Pistorio
                                          Title:   President and
                                                   Chief Executive Officer

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                             Page
Financial Statements:
Report of Independent Accountants for Years Ended December 31, 2000, 1999 and 1998................            F-2
Consolidated Statement of Income for the Years Ended December 31, 2000, 1999 and 1998.............            F-3
Consolidated Balance Sheet as at December 31, 2000 and 1999.......................................            F-4
Consolidated Statement of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998.........            F-5
Consolidated Statement of Changes in Shareholders' Equity for the Years Ended December 31, 2000,
   1999 and 1998..................................................................................            F-6
Notes to Consolidated Financial Statements........................................................            F-7

Financial Statement Schedules:
For each of the three years in the period ended December 31, 2000 Schedule II
Valuation and
   Qualifying Accounts............................................................................            S-1
Report of Independent Accountants on Financial Statement Schedule.................................            S-2


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Supervisory Board and Shareholders of
STMicroelectronics N.V:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholder's equity present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2000 and December 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers N.V.

PricewaterhouseCoopers N.V.
Amsterdam, The Netherlands
February 1, 2001

                            STMicroelectronics N.V.
                        CONSOLIDATED STATEMENT OF INCOME

                                                                                      Year ended
                                                               -----------------------------------------------------
                                                               December 31,           December 31,      December 31,
In thousands of U.S. dollars except per share amounts             1998                   1999               2000
--------------------------------------------------------------------------------------------------------------------
Net sales                                                       4,210,618              5,023,109         7,764,404

Other revenues                                                     37,134                 33,167            48,799
                                                               -----------------------------------------------------
Net revenues                                                    4,247,752              5,056,276         7,813,203

Cost of sales                                                  (2,622,943)            (3,054,476)       (4,216,921)
                                                               -----------------------------------------------------
Gross profit                                                    1,624,809              2,001,800         3,596,282

Selling, general and administrative                              (488,072)              (534,178)         (703,675)

Research and development                                         (689,785)              (835,964)       (1,026,348)

Other income and expenses                                          76,458                 39,840           (83,533)
                                                               -----------------------------------------------------
Operating income                                                  523,410                671,498         1,782,726

Net interest income                                                 8,691                 35,624            46,703
                                                               -----------------------------------------------------
Income before income taxes and minority interests                 532,101                707,122         1,829,429

Income tax expense                                               (120,351)              (157,214)         (375,119)
                                                               -----------------------------------------------------
Income before minority interests                                  411,750                549,908         1,454,310
                                                               -----------------------------------------------------
Minority interests                                                   (629)                (2,656)           (2,207)
                                                               -----------------------------------------------------
Net income                                                        411,121                547,252         1,452,103
                                                               -----------------------------------------------------

Earnings per share (Basic)                                           0.49                   0.64              1.64
                                                               -----------------------------------------------------
Earnings per share (Diluted)                                         0.48                   0.62              1.58

The accompanying notes are an integral part of these consolidated financial statements

                            STMicroelectronics N.V.
                           CONSOLIDATED BALANCE SHEET

                                                                                As at
                                                             ------------------------------------
                                                             December 31,            December 31,
In thousands of U.S. dollars                                    1999                    2000
-------------------------------------------------------------------------------------------------
Assets

Current assets

Cash and cash equivalents                                     1,823,086               2,295,703
Marketable securities                                              --                    35,155
Trade accounts and notes receivable                             913,282               1,496,446
Inventories                                                     619,402                 876,476
Other receivables and assets                                    435,784                 554,035
                                                              ---------------------------------
Total current assets                                          3,791,554               5,257,815
                                                              ---------------------------------
Intangible assets, net                                          179,947                 286,121
Property, plant and equipment, net                            3,873,019               6,201,071
Investments and other non-current assets                         85,783                 135,488
                                                              ---------------------------------
                                                              4,138,749               6,622,680
                                                              ---------------------------------
Total assets                                                  7,930,303              11,880,495
                                                              ---------------------------------

Liabilities and shareholders' equity
Current liabilities

Bank overdrafts                                                  26,471                  35,599
Current portion of long-term debt                                96,669                 105,972
Trade accounts and notes payable                                998,881              1,745, 553
Other payables and accrued liabilities                          381,845                 509,165
Accrued and deterred income tax                                 189,308                 299,638
                                                              ---------------------------------
Total current liabilities                                     1,693,174               2,695,927
                                                              ---------------------------------

Long-term debt                                                1,348,477               2,700,482
Reserves for pension and termination indemnities                108,294                 110,244
Other non-current liabilities                                   191,660                 216,235
                                                              ---------------------------------
                                                              1,648,431               3,026,961
                                                              ---------------------------------
Total liabilities                                             3,341,605               5,722,888
                                                              ---------------------------------
Commitments and contingencies
                                                              ---------------------------------
Minority interests                                               24,757                  32,958
                                                              ---------------------------------

Common stock                                                  1,112,680               1,133,739
Capital surplus                                               1,395,307               1,689,824
Accumulated result                                            2,551,817               3,977,316
Accumulated other comprehensive income                         (495,863)               (676,230)
                                                              ---------------------------------
Shareholders' equity                                          4,563,941               6,124,649
                                                              ---------------------------------
Total liabilities and shareholders' equity                    7,930,303              11,880,495
                                                              ---------------------------------

The accompanying notes are an integral part of these consolidated financial statements

                            STMicroelectronics N.V.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                       Year ended
                                                           ------------------------------------------------------------
                                                           December 31,            December 31,            December 31,
In thousands of U.S. dollars                                  1998                    1999                     2000
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:

  Net income                                                 411,121                 547,252               1,452,102

  Add (deduct) non-cash items:

      Depreciation and amortization                          704,004                 806,789               1,108,180
      Amortization of discount on convertible debt             4,657                  12,576                  29,077
      Other non-cash items                                     5,240                   4,285                  10,133
      Minority interest in net income of subsidiaries            629                   2,656                   2,207
      Deferred taxes                                          34,333                  28,711                  (4,535)

   Changes in assets and liabilities:

      Trade accounts and notes receivable                   (115,879)               (164,564)               (631,049)
      Inventories                                            (18,807)                (38,340)               (299,993)
      Trade accounts and notes payable                        45,982                 208,899                 579,436
      Other assets and liabilities, net                      (58,733)                 61,018                 186,214
                                                           ----------------------------------------------------------
Net cash provided by operating activities                  1,012,547               1,469,282               2,431,772
                                                           ----------------------------------------------------------
Cash flows from investing activities:

   Payment for purchases of tangible assets                 (947,253)             (1,347,537)             (3,317,600)
   Other investing activities                                (18,997)               (190,290)               (249,543)
                                                           ----------------------------------------------------------
Net cash used in investing activities                       (966,250)             (1,537,827)             (3,567,143)
                                                           ----------------------------------------------------------
Cash flows from financing activities:

   Proceeds from issuance of long-term debt                  424,955                 756,836               1,661,202
   Repayment of long-term debt                               (72,396)                (48,080)                (87,223)
   Increase (decrease) in short-term facilities             (233,261)               (110,308)                 30,665
   Capital increase                                          233,334                 230,437                  38,175
   Dividends paid                                                 --                 (22,848)                (26,603)
                                                           ----------------------------------------------------------
Net cash provided by financing activities                    352,632                 806,037               1,616,216
                                                           ----------------------------------------------------------
   Effect of changes in exchange rates                          (334)                (15,158)                 (8,228)
                                                           ----------------------------------------------------------
Net cash increase                                            398,595                 722,334                 472,617
                                                           ----------------------------------------------------------
Cash and cash equivalents at beginning of the period         702,157               1,100,752               1,823,086
                                                           ----------------------------------------------------------
Cash and cash equivalents at end of the period             1,100,752               1,823,086               2,295,703
                                                           ----------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

                            STMicroelectronics N.V.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands of U.S. dollars, except per share amounts                                              Accumulated
                                                                                                       Other
                                                  Common           Capital         Accumulated     Comprehensive     Shareholders'
                                                   Stock           Surplus            Result       Income (Loss)         Equity
                                                ------------------------------------------------------------------------------------

                                                ------------------------------------------------------------------------------------
Balance as of December 31, 1997                 1,073,990           930,945         1,616,292         (313,781)        3,307,446

Capital increase                                   22,753           204,581                                              227,334

Comprehensive income:

  Net Income                                                                          411,121                            411,121

  Other comprehensive income, net of tax                                                               137,409           137,409
                                                                                                                       -------------
Comprehensive income                                                                                                     548,530
                                                ------------------------------------------------------------------------------------
Balance as of December 31, 1998                 1,096,743         1,135,526         2,027,413         (176,372)        4,083,310
                                                ------------------------------------------------------------------------------------
Capital increase                                   15,937           259,781                                              275,718

Comprehensive income:

  Net Income                                                                          547,252                            547,252

  Other comprehensive loss, net of tax                                                                (319,491)         (319,491)
                                                                                                                       -------------
Comprehensive income                                                                                                     227,761

Dividends, $0.027 per share                                                           (22,848)                           (22,848)
                                                ------------------------------------------------------------------------------------
Balance as of December 31, 1999                 1,112,680         1,395,307         2,551,817         (495,863)        4,563,941
                                                ------------------------------------------------------------------------------------
Capital increase                                   21,059           294,517                                              315,576

Comprehensive income:

  Net Income                                                                        1,452,103                          1,452,103

  Other comprehensive loss, net of tax                                                                (180,367)         (180,367)
                                                                                                                       -------------
Comprehensive income                                                                                                   1,271,736

Dividends, $0.03 per share                                                            (26,604)                           (26,604)
                                                ------------------------------------------------------------------------------------
Balance as of December 31, 2000                 1,133,739         1,689,824         3,977,316         (676,230)        6,124,649
                                                ------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)

1.   The Company

     STMicroelectronics N.V. (formerly known as SGS-THOMSON Microelectronics N.V.) (the "Company") was formed in 1987 by the combination of the semiconductor business of SGS Microelettronica (then owned by Societa Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices that are used in a wide variety of microelectronic applications.

     The Company is registered in The Netherlands with its statutory domicile in Amsterdam.

     At December 31, 2000, the Company was 43.77% (December 31, 1999: 44.80%) owned by STMicroelectronics Holding II B.V., and 56.23% by the public (December 3l, 1999: 55.20%).

     At December 31, 1999, and at December 31, 2000, STMicroelectronics Holding II B.V. was 100% owned by STMicroelectronics Holding N.V.

     At December 31, 1999, STMicroelectronics Holding N.V. was owned as follows:

     - 50% by FT1CI, a French holding company, whose shareholders are CEA-Industrie (51%) and France Telecom (49%).

     - 50% by Finmeccanica, an Italian holding company, whose shareholders are Istituto per la Ricostruzione Industriale S.p.a. (I.R.I.) (54.2%), the Italian Ministry of Treasury (28.9%) and the public (16.9%).

     At December 31, 2000, STMicroelectronics Holding N.V. was owned as follows:

     - 50% by FT1CI, a French holding company, whose shareholders are CEA-Industrie (51%) and France Telecom (49%).

     - 50% by Finmeccanica, an Italian holding company, whose shareholders are Istituto per la Ricostruzione Industriale S.p.a. (I.R.I.) (5.0%), the Italian Ministry of Treasury (32.4%) and the public (62.6%).

2.   Summary of accounting policies

     2.1) Principles of consolidation

          The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

          The Company's consolidated financial statements include the assets, liabilities and results of operations of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation.

     2.2) Use of estimates

          The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements.
          Actual results could differ from those estimates and may affect amounts reported in future periods.

     2.3) Foreign currency

          The U.S. dollar is the reporting currency for the Company because the dollar is the currency of reference in terms of market pricing in the world-wide semiconductor industry. Furthermore, there is no currency in which the majority of transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency.

                             STMICROELECTRONICS 1.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)


          The functional currency of each subsidiary throughout the group is generally the local currency.
          For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate for the period. The effects of translating the financial position and results of operations from local functional currencies are included in "other comprehensive income".

          Assets, liabilities, revenue, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance street date, recorded balances denominated in a currency other than the recording entity's functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the income statement.

          The Company conducts its business on a global basis in various major international currencies. As a result, it is exposed to adverse movements in foreign currency exchange rates.
          The Company utilizes foreign exchange forward contracts and currency options to cover foreign currency exposure. For the forward contracts and currency options that are considered identifiable hedges, recognition of gains and losses is deferred until settlement of the underlying commitments. Realized gains and losses are recorded as other income or expense when the underlying exposure materializes or the hedged transaction is no longer expected to occur. The discount or premium on these forward contracts designated as a hedge, are recorded as an asset or liability and amortized to interest expense over the terms of the contract. For the forward contracts and currency options that are not considered identifiable hedges, recognition of gains and losses is recognized at each reporting period, based on the fair market value of the forward contract. Realized gains or losses are recorded as other income and expense.

     2.4) Reclassifications

          Certain prior year amounts have been reclassified to conform with the current year presentation.

     2.5) Income recognition

          * Sales

          Revenue on sales of semiconductor products is recognized upon transfer of the ownership of the goods at shipment. A portion of the Company's sales are made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise under certain circumstances and may receive future price reductions. Provision is made at the time of sale for estimated product returns and price protection which may occur under programs the Company has with these customers.

           * Fundings

          Government fundings are recognized as the related costs are incurred, commencing when the fundings' contract is signed with the relevant government department or agency. Government fundings for research and development are included in "other income and expenses". Government fundings for capital expenditures are deducted from the cost of the related fixed assets and reduce depreciation over the assets' remaining estimated useful lives.

          * Other revenue

          Other revenue consists of co-development contract fees, certain contract indemnity payments and patent royalty income. Other revenue is recognized rateably over the term of the agreement.

          In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), providing the staff's view on applying generally accepted accounting principles to selected revenue recognition issues. The Company adopted SAB 101 in the fourth quarter of 2000, as required. The adoption of SAB 101 did not have a material effect on the Company's financial position or overall trends in results of operations.

     2.6) Advertising costs

          Advertising costs are expensed as incurred. Advertising expenses for 1998, 1999 and 2000 were $16,012. $21,102 and $30,421, respectively.

                            STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)


     2.7) Research and development

          Research and development costs are charged to expense as incurred. Research and development costs include costs incurred by the Company as well as the Company's share of costs incurred by other research and development interest groups.

     2.8) Start-up costs

          Start-up costs incurred in the Company's new manufacturing facilities, before reaching a minimum level of production, are included in "other income and expenses" in the accompanying consolidated statement of income.

     2.9) Income taxes

          The provision for current taxes represents the income taxes expected to be payable for the current year. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and loss carryforwards. Those deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or paid. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in the future.

    2.10) Earnings per share

          Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.
          Diluted earnings per share are computed by dividing net income (less interest expense, net of tax effects, related to convertible debt) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to outstanding options and convertible debt to the extent such incremental shares are dilutive.

    2.11) Cash equivalents

          All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

    2.12) Marketable securities

          Management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. All marketable securities are classified as available-for-sale and are reported at fair value with net unrealized gains or losses reported as a separate component of comprehensive income in the statement of shareholders' equity. Unrealized losses that are other than temporary are recognized in net income. Gains and losses on securities sold are determined based on the specific identification method and are included in other income and expense.

    2.13) Inventories

          Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis which approximates actual cost on a current average basis.

    2.14) Intangible assets

          Intangible assets include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from three to seven years, and goodwill acquired in business combinations amortized over its estimated useful life, generally three to five years.

          The carrying value of long-lived assets, including intangibles, is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable.
          In performing such review for recoverability, the Company compares the expected future cash flow to the carrying value of long-lived assets and identifiable intangibles. If the anticipated undiscounted future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value.

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)

    2.15) Property, plant and equipment

          Property, plant and equipment are stated at cost, net of government fundings. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

                -----------------------------------------------------
                Buildings                                    33 years
                Leasehold improvements                       10 years
                Machinery and equipment                       6 years
                Computer and R&D equipment                  3-6 years
                Other                                       2-5 years
                -----------------------------------------------------

          Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

          When property, plant or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company's books and the net gain or loss is included in the determination of income.

    2.16) Investments

          The equity accounting method is used when the Company has both a 20% to 50% equity interest and the ability to exercise significant influence over the investee. The Company also holds certain equity investments constituting less than 20% ownership of the investee. These investments are carried at historical cost. Although the market value of the investments is not readily determinable, management believes the fair value of these investments exceeds their carrying amounts.

          For those investments with readily determinable market values, the Company has accounted for those investments as available-for-sale. These investments are reported at fair value with the net unrealized gains or losses reported as a separate component of comprehensive income in the statement of shareholders' equity. Unrealized losses that are other than temporary are recognized in net income.

    2.17) Pension and termination indemnities

          The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans. Upon retirement, the Company's employees receive benefits provided by the pension plan arrangements. These plans conform with local regulations and practices of the countries in which the Company operates.

    2.18) Comprehensive income

          Comprehensive income is defined as the change in equity of a business during a period from transactions and circumstances related to non-owner sources, and includes all changes in equity except those resulting from investment by owners and distributions to owners.
          In the Company's case, "other comprehensive income" consists of foreign currency translation adjustments and the unrealized gain or loss on marketable securities.

    2.19) Stock splits

          In May 1999, the Company's shareholders approved a two-for-one stock split of the Company's common stock.
          The record date for the stock split was June 16, 1999, and the distribution date was June 17, 1999.
          In April 2000, the Company's shareholders approved a three-for-one stock split of the Company's common stock.
          The record date for the stock split was May 5, 2000, and the distribution date was May 6, 2000.
          All earnings per share amounts, references to common stock, shareholders' equity amounts and stock option plan data have been restated as if the stock splits had occurred as of the earliest period presented.

    2.20) New accounting pronouncements

          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities". FAS 133 is required to be adopted for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet, and the measurement of those instruments at fair value. The Company has adopted the standards required by this statement in the first quarter of 2001. Management believes that adoption of FAS 133 has not had a material effect on the Company's financial position or results of operations.

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)


3.  Consolidated entities

    The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 2000:

                                                                                             Percentage
                                                                                             Ownership
                                                                                             (Direct or
Legal Seat                                   Name                                             Indirect)
-------------------------------------------------------------------------------------------------------
United Kingdom      London                   STMicroelectronics LTD                              100
                    London                   Thomson Components LTD                              100
                    Bristol                  STMicroelectronics E.E.I.G.                         100
Canada              Nepean                   STMicroelectronics (Canada), Inc.                   100
Israel              Netania                  W.S.I. Ltd.                                         100
Sweden              Stockholm                STMicroelectronics A.B.                             100
Germany             Munich                   STMicroelectronics GmbH                             100
Switzerland         Geneva                   STMicroelectronics S.A.                             100
Malta               Malta                    STMicroelectronics LTD                              100
Spain               Madrid                   STMicroelectronics S.A.                             100
France              Paris                    STMicroelectronics S.A.                             100
                    Paris                    STMicroelectronics S.A.S.                           100
Italy               Milano                   STMicroelectronics S.R.L.                           100
                    Catania                  CO.RI.M.ME.                                         100
                    Milano                   Accent S.R.L.                                        51
Singapore           Singapore                STMicroelectronics PTE LTD                          100
                    Singapore                STMicroelectronics ASIA PACIFIC PTE LTD             100
Malaysia            Muar                     STMicroelectronics SDN BHD                          100
                    Muar                     STMicroelectronics (Malaysia) SDN BHD               100
Japan               Tokyo                    STMicroelectronics KK                               100
Hong Kong           Hong Kong                STMicroelectronics LTD                              100
Australia           Sydney                   STMicroelectronics PTY LTD                          100
United States       Dallas                   STMieroelectronics Inc.                             100
                    Rancho Bernardo          STMicroelectronics (RB), Inc.                       100
                    Dallas                   STMicroelectronics Leasing Co. Inc.                 100
                    La Jolla                 Metaflow Technologies Inc.                          100
                    Wilsonville              The Portland Group, Incorporated                    100
Brazil              Sao Paulo                STMicroelectronics Ltda                             100
Morocco             Casablanca               STMicroelectronics S.A.                             100
                    Casablanca               Electronic Holding S.A.                             100
China               Shenzhen                 Shenzhen STS Microelectronics Co. LTD                60
                    Shenzhen                 STMicroelectronics (Shenzen) Co. LTD.               100
India               New Delhi                STMicroelectronics PTE LTD                          100
Finland             Helsinki                 STMicroelectronics OY                               100
-------------------------------------------------------------------------------------------------------



4.  Marketable securities and certain investments

    The marketable securities and certain investments had a cost basis of $31,831 and a fair value of $42,093 at December 31, 2000. The unrealized gain at December 31, 2000 related to these investments was $10,262. The Company did not own any marketable securities or investments accounted for at fair value at December 31, 1999. For fiscal years 1998, 1999 and 2000, gross realized gains and losses were $0, $0 and $8,952, respectively.

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)


5.  Trade accounts and notes receivable

    Trade accounts and notes receivable consist of the following:

--------------------------------------------------------------------------------
                                                December 31,    December 31,
                                                --------------------------------
                                                   1999            2000
--------------------------------------------------------------------------------

    Trade accounts and notes receivable           924,872        1,512,270
    Less valuation allowance                      (11,590)         (15,824)
                                                --------------------------------

    Total                                         913,282        1,496,446
--------------------------------------------------------------------------------

    During 1998 no customer individually represented over ten percent of consolidated net revenues. In 1999, one customer represented 11.4% of consolidated net revenues and in 2000 one customer represented 13.4% of consolidated net revenues.

6.  Inventories

    Inventories consist of the following:
--------------------------------------------------------------------------------
                                                December 3l,    December 31,
                                                --------------------------------
                                                    1999            2000
--------------------------------------------------------------------------------

    Raw materials                                 101,590          88,501
    Work-in-process                               395,320         588,263
    Finished products                             122,492         199,712
                                                --------------------------------

    Total                                         619,402         876,476
--------------------------------------------------------------------------------

7.  Other receivables and assets

    Other receivables and assets consist of the following:

--------------------------------------------------------------------------------
                                                       December 31, December 31,
                                                       -------------------------
                                                           1999        2000
--------------------------------------------------------------------------------

Receivables from government agencies                     152,237     139,418
Taxes and other government receivables                    61,523      99,499
Down payment to suppliers                                 11,394      20,283
Loans to employees                                         3,557       3,914
Prepaid expenses                                          17,648      71,800
Sundry debtors                                            35,053      97,708
Deferred tax assets                                       73,079      71,651
Other                                                     81,293      49,762
                                                       -------------------------

Total                                                    435,784     554,035
--------------------------------------------------------------------------------

Receivables from government agencies relate to research and development contracts, industrialization contracts and capital expenditures.

8.  Intangible assets

    Intangible assets consist of the following:

--------------------------------------------------------------------------------
                                                       December 31, December 31,
                                                       -------------------------
                                                           1999        2000
--------------------------------------------------------------------------------

Goodwill                                                  67,417      116,898
Technologies and licenses                                202,560      315,532
Less accumulated amortization                            (90,030)    (146,309)
                                                       -------------------------

Total                                                    179,947      286,121
--------------------------------------------------------------------------------

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)

9.  Property, plant and equipment

      Property, plant and equipment consist of the following:

      --------------------------------------------------------------------------
      December 31, 1999                      Gross    Depreciation       Net
      --------------------------------------------------------------------------

      Land and buildings                     616,035     (132,973)     483,062
      Machinery and equipment              6,216,830   (3,266,819)   2,950,011
      Other tangible fixed assets            321,494     (235,968)      85,526
      Construction in progress               354,420           --      354,420
                                          --------------------------------------
      Total                                7,508,779   (3,635,760)   3,873,019
      --------------------------------------------------------------------------

      --------------------------------------------------------------------------
      December 31, 2000                      Gross    Depreciation       Net
      --------------------------------------------------------------------------

      Land and buildings                     710,456     (144,422)     566,034
      Machinery and equipment              8,698,233   (3,689,854)   5,008,379
      Other tangible fixed assets            385,581     (254,406)     131,175
      Construction in progress               495,483           --      495,483
                                          --------------------------------------
      Total                               10,289,753   (4,088,682)   6,201,071
      --------------------------------------------------------------------------

10. Investments and other non-current assets

      Investments and other non-current assets consist of the following:

      --------------------------------------------------------------------------
                                                      December 31,  December 31,
                                                      --------------------------
                                                         1999          2000
      --------------------------------------------------------------------------

      Investments                                        20,056       18,132
      Long-term deposits and receivables                 12,435       66,426
      Deferred tax assets                                33,373       15,916
      Debt issuance costs, net                           19,919       35,014
                                                     ---------------------------
      Total                                              85,783      135,488
      --------------------------------------------------------------------------

11. Shareholders' equity

    Public offerings of shares

      In connection with a secondary offering of common stock in June 1998, the Company issued 18,000,000 new shares of common stock, which resulted in an increase in common stock and capital surplus of $20,378 and $188,320, respectively. In connection with a secondary offering of common stock in September 1999, the Company issued 8,970,000 new shares of common stock, which resulted in an increase in common stock and capital surplus of $9,740 and $207,027, respectively.

    Outstanding shares

      The authorized share capital of the Company is EUR 1,809,600,000, consisting of 1,200,000,000 common shares and 540,000,000 preference shares each with a nominal value of EUR 1.04. As of December 31, 1998, 1999 and 2000, the number of shares of common stock outstanding at a par value of EUR 1.04 was 854,868,636 shares, 869,424,420 shares and 889,881,287 shares, respectively. There were no preference shares outstanding as of December 31, 1998, 1999 and 2000.

Preference shares

      In May 1999, the Company's shareholders approved the creation of 540,000,000 preference shares. The preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. In May 1999, the Company entered into an option agreement with ST Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to ST Holding II B.V. upon their request based on approval by the Company's Supervisory Board. ST Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 33% of the Company's issued share capital.

Stock option plans

      In 1995, the Shareholders voted to adopt the 1995 Stock Option Plan (the "1995 Plan") whereby options for up to 33,000,000 shares may be granted in installments over a five year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant, and generally vest over four years and are exercisable over a period of eight years.

      In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three year period 1996-1998, 18,000 options for 1996 and

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)



      9,000 options for both 1997 and 1998, to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, each professional of the Supervisory Board was eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

      In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, each professional of the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001.
      Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.


A summary of stock option activity for the plans for the three years ended December 31, 2000, follows:

                                                        Price Per Share
                                                        ---------------
                                           Number of                    Weighted
                                             Shares        Range        Average
                                         ---------------------------------------
Outstanding at December 31, 1997          12,000,180    $1.50-$14.23     $ 8.48

Options granted:
   1995 Plan                               3,900,000          $12.03     $12.03
   Supervisory Board Plan                     90,000          $12.03     $12.03
Options cancelled                            (57,390)   $6.04-$14.23     $ 8.00
Options exercised                           (344,460)   $1.54- $9.00     $ 2.14
                                         ---------------------------------------
Outstanding at December 31, 1998          15,588,330    $1.54-$14.23     $ 9.53

Options granted:
   1995 Plan                               8,878,200          $24.88     $24.88
   Supervisory Board Plan                    180,000          $24.88     $24.88
Options cancelled                           (161,640)   $6.04-$24.88     $14.30
Options exercised                         (2,767,200)   $1.33-$14.23     $ 5.47
                                         ---------------------------------------
Outstanding at December 31, 1999          21,717,690    $6.04-$24.88     $16.41

Options granted:
   1995 Plan                               7,570,890    $50.69-$62.01    $58.77
   Supervisory Board Plan                    103,500           $62.01    $62.01
Options cancelled                           (253,950)   $ 6.04-$62.01    $27.57
Options exercised                         (1,988,195)   $ 6.04-$24.88    $ 6.94
                                         ---------------------------------------
Outstanding at December 31, 2000          27,149,935    $6.04-$62.01     $28.98
--------------------------------------------------------------------------------

Stock options exercisable were as follows:

--------------------------------------------------------------------------------
                                       December 31,   December 31,  December 31,
                                       -----------------------------------------
                                          1998           1999          2000
--------------------------------------------------------------------------------
Options exercisable                      820,920       2,631,330     5,149,338
Weighted average exercise price            $4.92           $6.46         $9.72
--------------------------------------------------------------------------------

The weighted average remaining contractual life of options outstanding as of December 3l, 1999 and December 31, 2000 was 6.4 and 6.1 years respectively.

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)

      The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options outstanding as of December 31, 2000 was as follows:

          ----------------------------------------------------------------------
                                                                   Weighted
                                               Weighted            average
                              Option price      average            renaming
          Number of shares       range       exercise price    contractual life
          ----------------------------------------------------------------------
             3,017,360           $6.04           $6.04             3.2 years
             3,657,455          $14.23          $14.23             4.7 years
             3,885,840          $12.03          $12.03             5.6 years
             8,918,100          $24.88          $24.88             6.7 years
               126,840          $55.25          $55.25             7.1 years
             5,391,700          $62.01          $62.01             7.5 years
                70,000          $52.88          $52.88             7.7 years
             2,019,640          $50.69          $50.69             7.9 years
                63,000           $9.00           $9.00             3.8 years
          ----------------------------------------------------------------------

      The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2000 was as follows:

          ----------------------------------------------------------------------
                                                                   Weighted
                                               Weighted            average
                              Option price      average            renaming
          Number of shares       range       exercise price    contractual life
          ----------------------------------------------------------------------
             3,017,360           $6.04           $6.04             3.2 years
             1,843,978          $14.23          $14.23             4.7 years
                63,000           $9.00           $9.00             3.8 years
                45,000          $12.03          $12.03             5.6 years
               180,000          $24.88          $24.88             6.7 years
          ----------------------------------------------------------------------

Employee stock purchase plans

      In June 1998, the Company offered to certain of its employees worldwide the right to acquire up to 2,400 shares of capital stock per employee, at a price of $10.59 (63 French francs, 18,467 Italian lira) per share, representing a discount of twelve percent from the market price. A total of 1,729,794 shares were issued to participating employees worldwide as a result of the offering.

      In November 2000, the Company offered to certain of its employees world-wide the right to acquire up to 275 shares of capital stock per employee, at a price of $38.675 (45 Euro) per share, representing a discount of fifteen percent from the market price. A total of 559,929 shares were issued to participating employees worldwide as a result of the offering.

Fair value of stock-based compensation

    The Company has various stock option plans and employee stock purchase plans, as described above. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

    Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123.

    The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model.
    The fair value was estimated using the following weighted-average assumptions:

                                                    1998       1999       2000
                                                    ----       ----       ----

             Expected life (years)                     5          5           5
             Volatility                            38.2%      41.0%       42.2%
             Risk-free interest rate                5.4%       5.8%        6.0%
             Dividend yield                          ---       0.1%       0.05%

    The weighted average fair value of options granted during 1998, 1999 and 2000 was $5.65, $11.08 and $27.12 per option, respectively.

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)

    If compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates consistent with FAS 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                         Year ended                   Year ended                Year ended
                                         Dec 31, 1998                 Dec 31, 1999              Dec 31, 2000
                                         ------------                 ------------              ------------
    Net income
      Pro forma                               393,398                      522,593                1,387,278
    Pro forma earnings per share
      Basic                                      0.47                         0.61                     1.57
      Diluted                                    0.46                         0.59                     1.51

    These pro forma amounts include amortized fair values attributable to stock-based awards granted after December 31, 1995 only, and are therefore not representative of future pro forma amounts.

Retained earnings

    At December 31, 2000, the amount of retained earnings available to pay dividends under Dutch law was approximately $5,263,500 (1999: $3,653,000). Retained earnings for purposes of this calculation are based upon generally accepted accounting principles in The Netherlands. The Company's subsidiaries are subject to the laws of the countries in which they are domiciled. These laws may restrict the ability of the subsidiaries to transfer funds to the Company. Such restrictions are not considered to be significant as of December 31, 2000.

Other comprehensive income

    The accumulated balances related to each component of other comprehensive income were as follows:

------------------------------------------------------------------------------------------------------------
                                                                   Foreign                      Accumulated
                                                                   currency      Unrealized       other
                                                                  translation   gains (losses)  comprehensive
                                                                 gains (losses) on securities  income (loss)
------------------------------------------------------------------------------------------------------------
    Balance as of December 31, 1997                                 (313,781)        ---         (313,781)
    Other comprehensive income, net of tax                           137,409         ---          137,409
------------------------------------------------------------------------------------------------------------
    Balance as of December 31, 1998                                 (176,372)        ---         (176,372)
    Other comprehensive income, net of tax                          (319,49l)        ---         (319,491)
------------------------------------------------------------------------------------------------------------
    Balance as of December 31, 1999                                 (495,863)        ---         (495,863)
    Other comprehensive income, net of tax                          (190,629)      10,262        (180,367)
------------------------------------------------------------------------------------------------------------
    Balance as of December 31, 2000                                 (686,492)      10,262        (676,230)
------------------------------------------------------------------------------------------------------------

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)


12. Earnings per share

    For the years ended December 31, 1998, 1999 and 2000 earnings per share
    (EPS) was calculated as follows:

                                                  Year ended              Year ended             Year ended
                                                  Dec 31, 1998            Dec 31, 1999           Dec 31, 2000
                                                  ------------            ------------           ------------

    Basic EPS
    ---------
    Net income                                          411,121                 547,252               1,452,103
    Weighted average shares outstanding             845,112,048             859,111,668             885,728,493
    Basic EPS                                                 0.49                    0.64                    1.64

    Diluted EPS
    -----------

    Net income                                          411,121                 547,252               1,452,103
    Convertible debt interest, net of tax                 4,566                  13,387                  28,204
                                                    -----------             -----------             -----------
    Net income adjusted                                 415,687                 560,639               1,480,307

    Weighted average shares outstanding             845,112,048             859,111,668             885,728,493
    Dilutive effect of stock options                  3,795,378               7,995,558              13,831,539
    Dilutive effect of convertible debt              15,425,754              34,116,684              36,499,180
                                                    -----------             -----------             -----------
    Number of shares used in calculating EPS        864,333,180             901,223,910             936,059,212

    Diluted EPS                                               0.48                    0.62                    1.58


13. Retirement plans

       The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                December 31,    December 31,
                                                                                                ----------------------------
                                                                                                      1999            2000
----------------------------------------------------------------------------------------------------------------------------
       Change in benefit obligation:
       Benefit obligation at beginning of year                                                        87,949        102,363
       Service cost                                                                                    8,087          7,762
       Interest cost                                                                                   5,693          6,189
       Benefits paid                                                                                  (3,110)        (2,532)
       Actuarial losses                                                                                9,137         14,053
       Foreign currency translation adjustments                                                       (3,656)        (5,964)
       Other                                                                                          (1,737)           634
                                                                                                ----------------------------
       Benefit obligation at end of year                                                             102,363        122,505
                                                                                                ----------------------------

       Change in plan assets:

       Plan assets at fair value at beginning of year                                                 83,287         99,448
       Actual return on plan assets                                                                   13,424          1,266
       Employer contributions                                                                          8,080          2,777
       Benefits paid                                                                                  (3,110)        (2,532)
       Foreign currency translation adjustments                                                       (2,286)        (6,076)
       Other                                                                                              53            405
                                                                                                ----------------------------
       Plan assets at fair value at end of year                                                       99,448         95,288
                                                                                                ----------------------------
       Funded status                                                                                  (2,915)       (27,217)
       Unrecognized prior service cost                                                                 7,853          6,967
       Unrecognized transition obligation                                                             (3,022)        (2,310)
       Unrecognized net actuarial gain (loss)                                                         (2,034)        16,957
                                                                                                ----------------------------
       Accrued benefit cost                                                                             (118)        (5,603)
                                                                                                ----------------------------

       Net amount recognized in the balance sheet consists of the following:

       Prepaid benefit cost                                                                            5,663          7,423
       Accrued benefit liability                                                                      (8,005)       (15,174)
       Intangible asset                                                                                2,224          2,148
                                                                                                ----------------------------
       Net amount recognized                                                                            (118)        (5,603)
                                                                                                ----------------------------
----------------------------------------------------------------------------------------------------------------------------

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)

The components of the net periodic benefit cost includes the following:

---------------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,   December 31,   December 31,
                                                                                -------------------------------------------
                                                                                     1998           1999           2000
---------------------------------------------------------------------------------------------------------------------------
Service cost                                                                        5,618          8,087          7,762
Interest cost                                                                       5,202          5,693          6,189
Expected return on plan assets                                                     (6,147)        (5,956)        (7,020)
Amortization of unrecognized transition obligation                                   (366)          (324)          (303)
Recognized gains and losses                                                            56            503             70
Recognition of prior service cost                                                     762            850            847
                                                                                -------------------------------------------
Net periodic benefit cost                                                           5,125          8,853          7,545
---------------------------------------------------------------------------------------------------------------------------


The weighted average assumptions used in the determination of the net pension cost for the pension plans were as follows:

Assumptions                                                                          1998           1999          2000
                                                                                -------------------------------------------
Discount rate                                                                        7.16%          6.30%          6.22%
Salary increase rate                                                                 4.49%          3.81%          4.15%
Expected rate of return on funds                                                     8.42%          7.04%          6.20%
---------------------------------------------------------------------------------------------------------------------------

The Company also has defined contribution pension plans which provide retirement benefits to certain of its employees.
The benefit accrues to the employees on a pro-rata basis, adjusted for inflation, during their employment period and is based on the individuals' salary. As of December 31, 1999 and 2000, the Company accrued $100,290 and $99,961 respectively, for these defined contribution pension plans. The annual cost of these plans amounted to approximately $13,800, $15,200 and $18,000 in 1998, 1999 and 2000 respectively.

14. Long-term debt

       Long-term debt, all of which is unsecured, includes debt held by the following subsidiaries:
       -----------------------------------------------------------------------------------------------------------------
                                                                                               December 3l, December 3l,
                                                                                               -------------------------
                                                                                                    1999          2000
       -----------------------------------------------------------------------------------------------------------------
       STMicroelectronics S.A. (France)
       - 4.90%              Bank loan due 2002                                                    30,718         21,278
       - 4.88%              Bank loan due 2002                                                    30,718         21,278
       - 5.21%              Other bank loans                                                      21,557        157,037

       STMicroelectronics s.r.l. (Italy)
       - 5.68%              Bank loan due 2002                                                    52,033         32,928
       - 5.35%              Bank loan due 2006                                                    34,322         27,501
       - 4.22%              Other bank loans                                                      95,234         57,955

       STMicroelectronics N.V. (Netherlands)
       - 1.75%              Liquid Yield Option Notes (LYONs due 2008)                           398,251        112,520
       - 2.44%              Liquid Yield Option Notes (LYONs due 2009)                           725,813        743,371
       - 3.75%              Convertible Bonds (due 2010)                                              --      1,486,738

       STMicroelectronics (other countries)
       - 6.53%              Other bank loans                                                      56,500        145,848
                                                                                               -------------------------

       Total long-term debt                                                                    1,445,146      2,806,454

       Less current portion                                                                       96,669        105,972
                                                                                               -------------------------
       Long-term debt, less current portion                                                    1,348,477      2,700,482
       -----------------------------------------------------------------------------------------------------------------



                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)



       Long-term debt is denominated in the following currencies:
       -----------------------------------------------------------------------------------------------------------------

                                                                                               December 3l, December 31,
                                                                                               -------------------------
                                                                                                    1999           2000

       U.S. dollar                                                                             1,157,366      2,445,569
       Italian lira                                                                              192,432        128,398
       French franc                                                                               82,993        199,593
       Other                                                                                      12,355         32,894
                                                                                               -------------------------
       Total                                                                                   1,445,146      2,806,454
       -----------------------------------------------------------------------------------------------------------------


    Aggregate future maturities of long-term debt outstanding are as follows:
    ----------------------------------------------------------------------------
                                                                    December 31,
                                                                    ------------
                                                                          2000
    ----------------------------------------------------------------------------
    2001                                                                 105,972
    2002                                                                 111,572
    2003                                                                  84,457
    2004                                                                  57,555
    2005                                                                  47,492
    Thereafter                                                         2,399,406
                                                                    ------------
    Total                                                              2,806,454
    ----------------------------------------------------------------------------

    In June 1998, the Company issued $513,852 face value of zero-coupon subordinated convertible notes (LYONs), due 2008, for net proceeds of $421,837. The notes are convertible at any time by the holders at the rate of 53.712 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on June 10, 2003 or by the Company on or after that date at the book value, payable in cash. The notes are subordinated to all the other existing and future indebtedness of the Company.

    In September 1999, the Company issued $918,530 face value of zero-coupon subordinated convertible notes (LYONs), due 2009, for net proceeds of $708,288. The notes are convertible at any time by the holders at the rate of 26.292 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on September 22, 2004 or by the Company on or after that date at the book value, payable in cash. The notes are subordinated to all the other existing and future indebtedness of the Company.

    In November 2000, the Company issued $2,145,923 face value of zero-coupon unsubordinated convertible bonds, due 2010, for net proceeds of $1,457,828. The debt discount of $665,923 is amortized straight-line over the term of the debt and recorded as interest expense. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on November 16, 2005 or by the Company on or after that date at the book value, payable in cash. The notes are unsubordinated to all the other existing and future indebtedness of the Company.

    During 1999, $52,476 face amount of convertible bonds were converted into 939,528 shares of common stock. During 2000, $333,580 face amount of convertible bonds were converted into 17,908,743 shares of common Stock.

Credit facilities

    The Company has revolving line of credit agreements with several financial institutions totaling $884,000. At December 31, 2000, amounts available under the lines of credit are reduced by borrowings of $35,599 at an average interest rate of 6.47%.

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)

15. Other payables and accrued liabilities

       Other payables and accrued liabilities consist of the following:

       --------------------------------------------------------------------------------------------------------------------
                                                                                                December 31,   December 31,
                                                                                                ---------------------------
                                                                                                   1999           2000
       --------------------------------------------------------------------------------------------------------------------
       Taxes other than income taxes                                                              64,950         50,228
       Salaries and wages                                                                        111,125        181,516
       Social charges                                                                             53,781         70,957
       Advances received on fundings                                                              38,686         10,562
       Commercial rebates                                                                         23,775         32,755
       Royalties payable                                                                          13,195         42,313
       Other                                                                                      76,333        120,834
                                                                                                ---------------------------
       Total                                                                                     381,845        509,165
       --------------------------------------------------------------------------------------------------------------------

16. Other revenues

       Other revenues consist of the following:

       --------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,   December 31,   December 31,
                                                                                -------------------------------------------
                                                                                     1998           1999           2000
       --------------------------------------------------------------------------------------------------------------------
       Licensing revenues                                                           1,765             --             --
       Miscellaneous sales                                                         27,833         30,205         41,229
       Other                                                                        7,536          2,962          7,570
                                                                                -------------------------------------------
       Total                                                                       37,134         33,167         48,799
       --------------------------------------------------------------------------------------------------------------------

17. Other income and expenses

       Other income and expenses consist of the following:

       --------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,   December 31,   December 31,
                                                                                -------------------------------------------
                                                                                     1998          1999            2000
       --------------------------------------------------------------------------------------------------------------------
       Research and development funding                                            63,531         60,352         42,065
       Start-up costs                                                             (12,609)       (24,736)      (115,137)
       Exchange gain, net                                                          19,019         14,653         15,767
       Other                                                                        6,517        (10,429)       (26,228)
                                                                                -------------------------------------------
       Total                                                                       76,458         39,840        (83,533)
       --------------------------------------------------------------------------------------------------------------------


18. Net interest income

       Net interest income consists of the following:

       --------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,   December 31,   December 31,
                                                                                -------------------------------------------
                                                                                  1998              1999           2000
       --------------------------------------------------------------------------------------------------------------------
       Income                                                                      54,294         81,888        111,403
       Expense                                                                    (45,603)       (46,264)       (64,700)
                                                                                -------------------------------------------
       Total                                                                        8,691         35,624         46,703

       Cash paid for interest was $48,569 in 1998, $48,086 in 1999 and $64,681 in 2000. Capitalized interest was $5,487 in 1998, $8,317 in 1999 and $1,846 in 2000.

19. Income tax

       Income before income tax expense is comprised of the following:



                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)


       --------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,   December 3l,   December 31,
                                                                                -------------------------------------------
                                                                                     1998           1999           2000
       --------------------------------------------------------------------------------------------------------------------
       Loss recorded in The Netherlands                                           (18,730)       (17,494)        (6,393)
       Income from foreign operations                                             550,831        724,616      1,835,822
                                                                                -------------------------------------------

       Income before income tax expense                                           532,101        707,122      1,829,429
       --------------------------------------------------------------------------------------------------------------------

       STMicroelectronics N.V. and its subsidiaries are individually liable for income tax. Tax losses can only offset profits generated by the taxable entity incurring such loss.

       Income tax expense is comprised of the following:
       --------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,   December 31,   December 31,
                                                                                -------------------------------------------
                                                                                     1998           1999           2000
       --------------------------------------------------------------------------------------------------------------------
       Domestic taxes - current                                                    (3,886)        (4,353)        (7,585)
       Foreign taxes - current                                                    (82,132)      (130,904)      (342,837)
                                                                                -------------------------------------------
       Current taxes                                                              (86,018)      (135,257)      (350,422)
       Deferred taxes                                                             (34,333)       (21,957)       (24,697)
                                                                                -------------------------------------------

       Income tax expense                                                        (120,351)      (157,214)      (375,119)
       --------------------------------------------------------------------------------------------------------------------

       The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (35%) and the effective income tax rate are the following:


       --------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,   December 31, December 31,
                                                                                -------------------------------------------
                                                                                     1998           1999           2000
       --------------------------------------------------------------------------------------------------------------------
       Income tax expense computed at statutory rate                             (186,235)      (247,493)      (640,300)
       Benefit (deductions) for financial reporting with no tax effect              7,864           (699)       (13,349)
       Variation in valuation allowance                                               397          3,107         (7,185)
       Other tax and credits                                                        2,995          8,549         (4,770)
       Earnings of subsidiaries taxed at different rates                           54,628         79,322        290,485
                                                                                -------------------------------------------
       Income tax expense                                                        (120,351)      (157,214)      (375,119)
       --------------------------------------------------------------------------------------------------------------------

       Permanent differences reflect mainly the effects of capital allowance programs and special tax incentive programs existing in some Asia Pacific and Mediterranean countries, and of various non-deductible items.
       Included in the line "Earnings of subsidiaries taxed at different rates" are benefits related to certain tax holidays totaling $41,758 in 1998, $49,911 in 1999, $225,193 in 2000.

       Deferred tax assets and liabilities consist of the following:
       --------------------------------------------------------------------------------------------------------------------
                                                                                                December 31,   December 31,
                                                                                                ---------------------------
                                                                                                    1999          2000
       --------------------------------------------------------------------------------------------------------------------

       Tax loss carryforwards and capital allowances                                              74,321         22,672
       Inventory                                                                                  41,256         32,702
       Other assets                                                                              111,447         67,375
                                                                                                ---------------------------

       Total deferred tax assets                                                                 227,024        122,749
       Valuation allowance                                                                       (12,251)         (5,066)
                                                                                                ---------------------------

       Deferred tax assets, net                                                                  214,773        117,683

       Fixed assets depreciation                                                                (272,184)      (191,632)
       Other liabilities                                                                         (52,979)       (25,086)
                                                                                                ---------------------------

       Deferred tax liabilities                                                                 (325,163)      (216,718)
                                                                                                ---------------------------

       Net deferred income tax liability                                                        (110,390)       (99,035)
       --------------------------------------------------------------------------------------------------------------------

       Deferred income taxes were classified in the consolidated balance as follows:



                             STMICROELECTRONICS N.V.

                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)


       --------------------------------------------------------------------------------------------------------------------
                                                                                                December 31,   December 31,
                                                                                                ---------------------------
                                                                                                    1999           2000
       --------------------------------------------------------------------------------------------------------------------
       Other receivables and assets                                                               73,079         71,651
       Investments and other non-current assets                                                   33,373         15,916

       Accrued and deferred income tax                                                           (31,072)        (8,041)
       Other non-current liabilities                                                            (185,770)      (178,561)

       Net deferred income tax liability                                                        (110,390)       (99,035)
       --------------------------------------------------------------------------------------------------------------------

       As of December 31, 2000, the Company and its subsidiaries have net operating loss carryforwards of $66,323 which expire between 2001 and 2006.

       The Company paid $75,886 cash for income taxes in 1998, $99,930 cash for income taxes in 1999 and $242,929 cash for income taxes in 2000.


20. Commitments

    Lease commitments

       The Company leases land. building, plant and equipment under non-cancellable lease agreements. As of December 31, 2000 the future minimum lease payments to which the Company was committed under operating leases were as follows:

       -------------------------------------------------------------------------
       Year
       -------------------------------------------------------------------------
       2001                                                               16,231
       2002                                                               12,524
       2003                                                               11,331
       2004                                                                9,681
       2005                                                                7,629
       Thereafter                                                         19,124
                                                                        --------
       Total                                                              76,520
       -------------------------------------------------------------------------

    Other commitments

       As of December 31, 2000, the Company had commitments of $1,670,263 for equipment purchases.

21. Contingencies

       The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations. These matters mainly include the risks associated with external patents utilization, various investigations, claims from customers and tax disputes. Management has accrued for these loss contingencies when the loss is probable and can be estimated. Management believes that these contingencies will not have a material adverse effect on the business, financial condition or results of operations of the Company.

       During 2000, the Company acquired a manufacturing facility. The terms of the agreement require the Company to pay additional amounts up to $40,000 if certain conditions are met during the next three years. The contingent payments have not been recorded as of December 31, 2000, as it is not beyond a reasonable doubt that the amounts will be paid.


22. Financial Instruments and Risk Management

       Financial instruments and derivatives are used exclusively for purposes other than trading.

    Foreign exchange forward contracts and currency options

       The Company enters into foreign exchange forward contracts and currency options to manage exposure to fluctuations in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed. transactions and transactions with firm foreign currency commitments. These transactions include international sales by various subsidiaries in foreign currencies, foreign currency denominated purchases, intercompany sales and other intercompany transactions. Such contracts outstanding as of December 31, 2000 have remaining terms of one to three months, maturing mainly during the first quarter of 2001.

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)


       The notional amounts of foreign exchange forward contracts totaled $611,567 and $780,423 at December 31, 1999 and 2000, respectively. The principal currencies covered are the US dollar, the euro, the Italian lira, the Japanese yen, and the Swiss franc.

       The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.

    Concentration of credit risk

       Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments, financial instruments with off-balance sheet risks (primarily forward contracts), and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy which aims to minimize credit risk.

       The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties which could have a significant impact on its financial position or results of operations.

    Fair value or financial instruments

       The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques. The methodologies used to estimate fair value are as follows:

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

       Long-term debt and current portion of long-term debt

       The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

       Foreign exchange forward contracts

       The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

    ------------------------------------------------------------------------------------------------------------------------
                                                                           1999                            2000
                                                               -------------------------------------------------------------
                                                                   Carrying    Estimated        Carrying         Estimated
                                                                   Amount      Fair Value        Amount         Fair Value
    ------------------------------------------------------------------------------------------------------------------------
    Balance sheet
    - Bank loans (including current portion)                     321,082          323,482       463,825          465,922
    - Convertible debt                                         1,124,064        2,521,752     2,342,629        2,859,756

    Off-balance sheet
     -Forward exchange contracts                                  10,412            7,939         8,886           10,943
    ------------------------------------------------------------------------------------------------------------------------

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)

23. Related party transactions

       Transactions with significant shareholders and their affiliates were as follows:

       --------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,   December 31,   December 31,
                                                                                -------------------------------------------
                                                                                       1998         1999          2000
       --------------------------------------------------------------------------------------------------------------------
       Sales                                                                        5,608         19,033            196
       Research and development expenses                                          (16,215)       (16,958)       (13,663)
       Other purchases and expenses                                               (12,406)        (2,772)       (17,991)
       Accounts receivable                                                          1,872          6,222            774
       Accounts payable                                                            10,509          1,876          1,346
       --------------------------------------------------------------------------------------------------------------------

24. Segment information

       In June 1997, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (FAS 131), which the Company adopted effective December 31, 1998. FAS 131 requires that enterprises report certain information about operating segments. It also requires that enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers.

       The Company concluded that it has two principal businesses and operates in two segments: the Semiconductor segment and the Subsystems segment.

       In the Semiconductor segment, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications.
       In the Subsystems segment, the Company designs, develops, manufactures and markets subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. The Subsystems segment does not meet the requirements for a reportable segment as defined in FAS 131. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

       The following is a summary of operations by entities located within the indicated geographic areas for 1998, 1999 and 2000. Long-lived assets consist of net property and equipment and other intangible assets.

       Net revenues
       ---------------------------------------------------------------------------------
                                              December 31,   December 31,   December 31,
                                             -------------------------------------------
                                                  1998           1999           2000
       ---------------------------------------------------------------------------------
       France                                  474,580        451,243        651,116
       Italy                                   171,143        174,087        249,588
       Germany                                 444,362        470,554        611,115
       Other European countries                737,112        828,879      1,484,654
       USA                                     978,662      1,222,743      1,761,783
       Singapore                             1,261,165      1,669,129      2,277,772
       Other countries                         180,728        239,641        777,175
                                             -------------------------------------------
       Total                                 4,247,752      5,056,276      7,813,203
       ---------------------------------------------------------------------------------


       Long-lived assets
       ---------------------------------------------------------------------------------
                                              December 31,   December 31,   December 31,
                                             -------------------------------------------
                                                  1998           1999           2000
       ---------------------------------------------------------------------------------
       France                                1,169,273      1,239,540      1,889,729
       Italy                                   899,689      1,117,241      1,650,506
       Germany                                   1,134          1,094          1,620
       Other European countries                 19,922        236,202        345,359
       USA                                     587,734        736,187      1,081,327
       Singapore                               216,817        245,386        649,116
       Other countries                         472,007        477,316        869,530
                                             -------------------------------------------
       Total                                 3,366,576      4,052,966      6,487,187

                             STMICROELECTRONICS N.V.
                   Notes to consolidated financial statements

            (In thousands of U.S. dollars, except per share amounts)

25. Subsequent Events (Unaudited)

At the annual shareholders' meeting held on April 25, 2001, the shareholders approved the payment of a cash dividend of $0.04 per share and the creation of a new five-year stock option plan that provides for the granting to management and selected employees of options to purchase up to a maximum of 60 million Common Shares. On April 27, 2001, the Supervisory Board authorized the granting of options to purchase 9,462,800 Common Shares under the new plan.

The Company issued a redemption notice for the LYONs due 2008 for a redemption price of $885.22 per $1,000 principal amount on June 11, 2001. On May 11, 2001, approximately $45,600 in total indebtedness was outstanding under the LYONs due 2008; based on this amount outstanding, if all remaining holders chose to convert the instruments into Common Shares before the redemption date, 2,772,291 Common Shares would be issued.

                             STMICROELECTRONICS N.V.
                        VALUATION AND QUALIFYING ACCOUNTS
                     (Currency - Thousands of U.S. dollars)


                                             Balance at                    Charged to                     Balance at
Valuation and qualifying accounts            beginning     Translation     costs and                        end of
deducted from the related asset accounts     of period     adjustment      expenses       Deductions        period
                                             ----------    ----------      ---------     ------------     ----------
2000

Inventories..............................     42,137              --         73,835         (42,137)       73,835
Accounts Receivable .....................     11,590            (621)         4,869             (14)       15,824

1999

Inventories..............................     53,955              --         42,137         (53,955)       42,137
Accounts Receivable .....................     10,494            (452)         1,662            (114)       11,590

1998

Inventories..............................     68,182              --         53,955         (68,182)       53,955
Accounts Receivable......................     15,228              89         (3,741)         (1,082)       10,494


                      Report of Independent Accountants on
                          Financial Statement Schedule

To the Supervisory Board of STMicroelectronics N.V.:

Our audits of the consolidated financial statements referred to in our report dated February 1, 2001 appearing in this Annual Report on Form 20-F also included an audit of the financial statement schedule listed in Item 18 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.



PricewaterhouseCoopers N.V.
Amsterdam, The Netherlands
February 1, 2001

                                INDEX TO EXHIBITS

         1.1 Articles of Association, as amended as of May 5, 2000, of STMicroelectronics N.V. (incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 1999, as filed with the Commission on June 27, 2000)

         4.1 Indenture, dated as of November 16, 2000, among STMicroelectronics N.V. as issuer and The Bank of New York, as Trustee, of our Zero Coupon Senior Convertible Bonds due 2010

         8.1 Subsidiaries of the Company (see Note 3 to the Consolidated Financial Statements)

         10.1 Consent of PricewaterhouseCoopers N.V.