Form 20-F
period 2003-12-31
STMICROELECTRONICS NV
filed 2004-05-04
CIK 932787

As filed with the Securities and Exchange Commission on May 4, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to

Commission file number: 1-13546

STMicroelectronics N.V.

(Exact name of registrant as specified in its charter)

Not Applicable (Translation of registrant’s name into English)	The Netherlands (Jurisdiction of incorporation or organization)

39, Chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: Common shares, nominal value €1.04 per share Liquid Yield OptionTM Notes due September 22, 2009	Name of each exchange on which registered: New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

889,369,734 common shares at December 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes      No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17      Item 18

Back to Contents

Back to Contents

[This page has been intentionally left blank]

Back to Contents

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

We have compiled the market share, market size and competitive ranking data in this annual report using statistics and other information obtained from several third-party sources. References in this annual report to published industry data are references to data published by Gartner, Inc., IC Insights Inc., iSuppli and Databeans Incorporated, and references to trade association data are references to World Semiconductor Trade Statistics (“WSTS”). Except as otherwise disclosed herein, all references to our market positions in this Form 20-F are based on 2003 revenues according to published industry data. Certain terms used in this Form 20-F are defined in “Certain Terms”.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “—Business Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	the demand and pricing trends for semiconductor products in the key application markets served by our products;

•
a strong weakening of the U.S. dollar compared to the euro exchange rate, from the current rate of approximately $1.20 per €1.00, as well as between the U.S. dollar and the currencies of the other major countries in which we currently have our operating infrastructure;

•	the timely migration of 150mm production from high-cost areas and, more generally, the successful implementation of our restructuring plan of our manufacturing activities;

•	the timely development and volume production of new manufacturing technologies in leading-edge fabs in time to meet the demand of our customers;

•	the intensively competitive and cyclical nature of the semiconductor industry, and our ability to compete in products and prices in such an environment;

•	our ability to develop, manufacture and market innovative products in a rapidly changing technological environment;

•	changes in the economic, social, political and health conditions in the countries in which we and our key customers operate; and

•	the anticipated benefits of research and development alliances and cooperative activities.

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

Back to Contents

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2003. Data for each of the last five years have been derived from our consolidated financial statements. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 2003, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included in Item 18 of this Form 20-F. Data for the three year period ended December 31, 2003 is derived from the Consolided Financial Statements included in Item 18 of this Form 20-F, while data for prior periods have been derived from our consolidated financial statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Form 20-F.

	Year ended December 31,

	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)

	(in millions except shares, per share and ratio data)
Consolidated Statement of Income Data:
Net sales	$7,234	$6,270	$6,304	$7,764	$5,023
Other revenues	4	48	53	49	33

Net revenues	7,238	6,318	6,357	7,813	5,056
Cost of sales	(4,672)	(4,020)	(4,047)	(4,217)	(3,054)

Gross profit	2,566	2,298	2,310	3,596	2,002
Operating expenses:
Selling, general and administrative	(785)	(648)	(641)	(704)	(534)
Research and development(2)	(1,238)	(1,022)	(978)	(1,026)	(836)
Other income and expenses, net(2)	(4)	7	(6)	(83)	40
Impairment, restructuring charges and other related closure costs	(205)	(34)	(346)	—	—

Total operating expenses	(2,232)	(1,697)	(1,971)	(1,813)	(1,330)
Operating income	334	601	339	1,783	672
Interest income (expense), net	(52)	(68)	(13)	46	5
Equity in loss of joint venture	(1)	(11)	(5)	—	—
Loss on extinguishment of convertible debt	(39)	—	—	—	—
Income before income taxes and minority interests	242	522	321	1,829	707
Income tax benefit (expense)	14	(89)	(61)	(375)	(157)

Income before minority interests	256	433	260	1,454	550
Minority interests	(3)	(4)	(3)	(2)	(3)

Net income	$253	$429	$257	$1,452	$547

Earnings per share (basic)(3)	$0.29	$0.48	$0.29	$1.64	0.64
Earnings per share (diluted)(3)	$0.27	$0.48	$0.29	$1.58	0.62
Number of shares used in calculating earnings per share (basic)(3)	888,152,244	887,577,627	893,267,868	885,728,493	859,111,668
Number of shares used in calculating earnings per share (diluted)(3)	937,091,531	893,036,782	901,982,965	936,059,212	901,223,911
Ratio of earnings to fixed charges(4)	3.7	5.5	3.8	29.3	16.3
Dividends per share(3)	$0.08	$0.04	$0.04	$0.03	$0.03

Back to Contents

	Year ended December 31,

	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)

	(in millions except shares, per share and ratio data)
Consolidated Balance Sheet Data (end of period):
Cash, cash equivalents and marketable securities(1)	$2,998	$2,564	$2,444	$2,331	$1,823
Total assets	13,477	12,004	10,798	11,880	7,930
Short-term debt (including current portion of long-term debt)	151	165	130	142	123
Long-term debt (excluding current portion)(1)	2,944	2,797	2,772	2,700	1,348
Shareholders’ equity(1)	8,100	6,994	6,075	6,125	4,564
Capital stock(5)	3,051	3,008	2,978	2,824	2,508

Other Data:
Capital expenditures(6)	$1,221	$995	$1,700	$3,328	$1,347
Net cash provided by operating activities	1,920	1,713	2,057	2,423	1,469
Depreciation and amortization(6)	1,608	1,382	1,320	1,108	807

(1)
On September 22, 1999, we completed an equity offering of 8,970,000 shares of capital stock at $24.88 per share (adjusted for the 3-for-1 stock split) for net proceeds of $217 million. On September 22, 1999, we also completed a debt offering of $721 million initial aggregate principal amount of zero-coupon convertible Liquid Yield Option™ Notes, due 2009, for net proceeds of $708 million. On November 16, 2000, we issued $2,146 million initial aggregate principal amount of zero-coupon unsubordinated convertible notes, due 2010, for net proceeds of $1,458 million; in 2003 we repurchased on the market approximately $1,674 million aggregate principal amount at maturity of 2010 notes. At December 31, 2003, $366 million of our 2010 notes remain outstanding. In 2001, we redeemed the remaining $52 million of outstanding LYONs due 2008 and converted them into common shares in May and June 2001. In 2001, we repurchased 9,400,000 common shares for $233 million and in 2002 additionally 4,000,000 shares for $115 million. We reflected these purchases at cost as a reduction of shareholders’ equity. The repurchased shares were designated to fund employee stock option plans. On August 5 and August 26, 2003, we issued $1,332 million principal amount at maturity of zero-coupon senior convertible bonds, due 2013 with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million.

(2)
“Other income and expenses, net” includes, among other things, funds received through government agencies for research and development expenses, the cost of new start-ups, foreign currency gains and losses, gains on sales of marketable securities, the costs of certain activities relating to intellectual property and, for the periods prior to 2002, goodwill amortization. Our reported research and development expenses are mainly in the areas of product design, technology and development, and do not include marketing design center costs which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales.

(3)
All share information has been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000. See Notes 2.10, 14 and 15 to the Consolidated Financial Statements.

(4)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests, plus fixed charges. Fixed charges consist of interest expenses.

(5)	Capital stock consists of common stock and capital surplus.
(6)	Capital expenditures are net of certain funds received through government agencies, the effect of which is to decrease depreciation.

Back to Contents

Risk Factors

The semiconductor industry is highly cyclical, and periodic downturns in the semiconductor industry affect our business and results of operations.

The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. Downturns are typically characterized by production overcapacity, accelerated erosion of average selling prices and reduced revenues. Downturns may be the result of industry-specific factors such as excess capacity, product obsolescence, price erosion, evolving standards, changes in end-customer demand, and/or macroeconomic trends impacting the economies of one or more of the world’s major regions: Asia, United States, European Union and Japan.

According to published industry data, worldwide sales of semiconductor products, while generally increasing over the long term, have fluctuated significantly on a yearly basis over the past several years. According to trade association data, sales increased in 1995, 1997, 1999, 2000, 2002 and 2003, but decreased in 1996, 1998 and 2001. For 2000, 2002 and 2003, the increase was approximately 37%, 1% and 18%, respectively, while in 2001 the decrease was approximately 32%.

In certain years, as was the case in 2002 and 2003, the increase in the sale of semiconductor products is driven primarily by an increase in the number of units sold, while industry overcapacity and excess supply over demand worldwide have continued to exercise a downward pressure on prices.

Downturns in the semiconductor industry, reduction in demand for end products which incorporate the semiconductor products we supply, or increased competition driven by overcapacity exercising a downward pressure on prices, have in the past, and could in the future, have a significant adverse impact on our results of operations.

Increases in production capacity for semiconductor products may lead to overcapacity, which in turn may lead to plant closures, asset impairments, restructuring charges and inventory write-offs.

Capital investments for semiconductor manufacturing equipment, are made both by integrated semiconductor companies like us and by specialist semiconductor foundry companies, which are subcontractors that manufacture semiconductors designed by others.

According to data published by IC Insights Inc. and other industry sources, investments in worldwide semiconductor fabrication capacity totaled approximately $33 billion in 1999, $61 billion in 2000, $38 billion in 2001, $27 billion in 2002 and an estimated $30 billion in 2003, or approximately 22%, 30%, 27%, 19% and an estimated 18%, respectively, of the total available market for such years. The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions pursuant to closures, may exceed demand requirements, leading to oversupply situations, price erosion, and industry downturns. Overcapacity has led us, in recent years, to close manufacturing facilities that used more mature process technologies. In 2001, we announced and closed our 150mm wafer manufacturing facility in Ottawa, and in 2002, we completed the closure of our 150mm wafer manufacturing facility in Rancho Bernardo, California. Pursuant to these closures and as a result of some of our more mature fabrication facility capacity being only partially used, we recorded in 2001 a total tangible asset impairment of $200 million, additional charges of approximately $97 million relating to the impairment of purchased technologies, $22 million related to certain investments and approximately $27 million related to restructuring charges. In 2002, we recorded impairment, restructuring charges and related closure costs of $34 million. In 2003, we recorded impairment restructuring charges and other related closure costs of $205 million, in connection with the plan announced in October 2003 to increase our cost competitiveness by restructuring our 150mm fab operations and part of our back- end operations. See “Item 5. Operating and Financial Review and Prospects—2003 Highlights”.

We anticipate that the restructuring plan and related manufacturing initiatives announced in October 2003 will result in a further pre-tax charge of approximately $150 million over the coming years. There may be no assurances, however, that future overcapacity, obsolescence in our manufacturing facilities, and market downturns may not have a material adverse effect on our business, financial condition and results of operations or require us to take further restructuring charges.

Back to Contents

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our design technologies, process technologies and products do not meet market requirements.

We compete on the basis of a variety of factors, and our success depends on our ability to compete successfully in all of the relevant areas. We compete in different product lines to various degrees on the following basis:

•	price

•	technical performance

•	product features

•	product system compatibility

•	product design

•	product availability

•	manufacturing yields

•	sales and technical support

In particular, the market for our products is characterized by rapidly changing technology. Some of our products have average life cycles of less than one year. Therefore, our success is highly dependent upon our ability to develop and manufacture increasingly complex new products on a cost-effective basis, to introduce new products in the marketplace on a timely basis, and to have them selected for design into future products of leading systems manufacturers. Because new product development commitments must be made well in advance of sales, however, our new product decisions must anticipate both future demand and the technology that will be available to supply such demand. Semiconductor design and process technologies are also subject to constant technological improvements and require large expenditures for capital investment, advanced research and technology development. If we experience substantial delays in developing new design or process technologies, our results of operations could be adversely affected. In certain cases, it may be necessary to incur costs to acquire technology from third parties, which may affect our results of operations and margins without any guarantee of success. Delays in developing new products with anticipated technological advances and failure to win new design projects for customers or in commencing volume shipments of new products may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements by other competitors that may have greater resources or are more focused than we are. We charged $68 million as annual amortization expense on our statement of income in 2003, related to technologies and licenses acquired from third parties through the end of 2003; as of December 31, 2003, the residual value, net of amortization, registered in our balance sheets for these technologies and licenses was $222 million.

We also face significant competition in each of our product lines. Like us, many of our competitors offer a large variety of products. Some of our competitors may have greater financial and/or more focused research and development resources than we do. If these competitors substantially increase the resources they devote to developing and marketing products which compete with ours, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings, manufacturing efficiency and financial resources, further strengthening their competitive position.

In difficult market conditions, our high fixed costs adversely impact our results.

In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Since the semiconductor industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Reduced average selling prices for our products therefore adversely affect our results of operations. Furthermore, in periods of reduced customer demand for our products, such as in 2001 and 2002, our fabrication facilities, or fabs, do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales. Our gross profit margin declined from 38.9% in 1997 to 38.3% in 1998 during difficult market conditions. Our gross profit margin declined from 46.0% in 2000 to 36.3% in 2001, 36.4% in 2002 and 35.5% in 2003. In the difficult market conditions encountered since 2001, our gross profit margin has varied significantly from quarter to quarter and was, in 2002, 33.4% for the first quarter, 37.6% for the second quarter and 37.0% for each of the third and fourth

Back to Contents

quarters. In 2003, our gross profit margin was 35.0% in the first quarter, 35.7% in the second quarter, 35.1% in the third quarter and 36.0% in the fourth quarter. In the first quarter of 2004, our gross profit margin was 35.4%. We cannot guarantee that difficult market conditions will not continue to affect the capacity utilization of our fabs and consequently our future gross margins. We cannot guarantee that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins in the future.

Furthermore a significant portion of our fixed costs, such as manufacturing labor costs and depreciation charges, selling general and administrative expenses, and research and development expenses, are currently incurred in euro and currencies other than the U.S. dollar, and have in 2003 been severely impacted by the decline of the U.S. dollar, which is our reporting currency. See “—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” and “Item 5. Operating and Financial Review and Prospects—Impact of Changes in Exchange Rates”.

Because we have our own manufacturing facilities, our capital needs are high compared to competitors who do not produce their own products.

As a result of our strategic choice to maintain control of our advanced proprietary manufacturing technologies to serve our customer base and develop our strategic alliances, we require significant amounts of capital to build, expand, modernize and maintain our facilities. Some of our competitors, however, do not manufacture their own products and therefore do not require significant capital expenditures for their facilities. Our capital expenditures totaled $0.9 billion in 1998, $1.3 billion in 1999 and $3.3 billion in 2000. Due to market conditions, we reduced our capital expenditures for 2001 to $1.7 billion. For 2002, we further reduced capital expenditures to total approximately $1.0 billion. In 2003, our capital expenditures were approximately $1.2 billion. We currently intend to increase our capital investment to approximately $2.2 billion in 2004 from the $1.6 billion previously budgeted. We have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are prepared to accelerate investments in leading-edge technologies if market conditions require. Our costs are increasing as the complexity of the individual manufacturing equipment increases. We will continue to monitor our level of capital spending taking into consideration factors such as trends in the semiconductor market and capacity utilization.

We may be required to redeem our convertible debt securities in cash and in advance of their maturity dates.

On September 22, 1999, we issued Zero Coupon Subordinated Convertible Liquid Yield Option Notes due 2009 (the “2009 bonds”) for net proceeds of $708 million, and on November 3, 2000, we issued Zero Coupon Senior Convertible Bonds due 2010 (the “2010 bonds”) for net proceeds of $1,458 million. Pursuant to the terms of the 2009 and 2010 bonds, holders have the right, subject to certain conditions, to put such convertible bonds back to us on September 22, 2004 and January 17, 2005, respectively. Because the market price of our commons shares is currently significantly below the respective conversion prices of the 2009 and 2010 bonds, and if our share price does not sufficiently increase by the respective put-option dates, holders may require us to make early redemption on the respective put-option dates.

In the event the 2009 and 2010 bonds were put back to us by all of the holders, the amounts payable would be $813 million on September 22, 2004 (payable at our option in cash or shares, the number of shares being computed based on market prices at the time) and $380 million on January 17, 2005 (payable in cash), respectively, causing our cash resources to be significantly reduced. In 2003, we repurchased approximately $1,674 million of the aggregate principal amount at maturity of our 2010 bonds, representing nearly 78% of the total amount originally issued, for which we paid approximately $1,304 million. The repurchased 2010 convertible bonds have been cancelled. We may proceed with future repurchases of our 2010 bonds in accordance with applicable laws, regulations and stock exchange requirements.

We may also need additional funding in the coming years to finance our investments.

The cost of new manufacturing facilities is increasing due to the requirements of advanced sub-micron facilities and technologies as well as the migration from 200mm wafer to the new, more complex and more expensive 300mm wafer manufacturing equipment. Furthermore, our 300mm research and development pilot line in Crolles, France, which has been built and is operated pursuant to a joint investment agreement with Philips Semiconductors International B.V. and Motorola Inc. as well as with the participation of TSMC, may require $1.5 billion in capital expenditures. We have constructed a building in Catania, which we have not yet started to equip, for the volume production of 300mm wafers. In addition, in an increasingly complex and competitive environment, we may need to invest in the acquisition of technology developed by third parties to maintain our competitive position in the market. Furthermore, we may consider acquisitions to complement or expand our existing business; in each of such circumstances, we may need to issue additional debt or equity, or both, and if

Back to Contents

we are unable to access such capital on acceptable terms, this may adversely affect our business and results of operations.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

A significant variation in the value of the U.S. dollar against the principal currencies which have a material impact on us (primarily the euro, but also certain Asian and other currencies of countries where we have operations) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. Certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of the jurisdictions in which our operations are located. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major part of our revenues, while, more importantly, we incur the majority of our costs in currencies other than the U.S. dollar. In 2003, the U.S. dollar depreciated in value significantly, in particular against the euro, causing us to report higher expenses, and negatively impacting both our gross margin and operating income. Our Consolidated Financial Statements for 2003 include income and expense items translated at the average rate for the period. The average rate of the euro to the U.S. dollar was €1 for $1.125 in 2003; See “Item 5. Operating and Financial Review and Prospects—Impact of Changes in Exchange Rates”. In the first quarter of 2004, the average rate of the euro to the U.S. dollar was €1 for $1.260. The decline of the U.S. dollar compared to the other major currencies that affect our operations would negatively impact our expenses, margins and profitability, especially if we are unable to balance or shift our euro-denominated costs to other currency areas or to U.S. dollars. Any such actions may not be immediately effective, could prove costly and their implementation could prove demanding on our management resources.

Our financial results can be adversely affected by changes in interest rates.

In the course of our business, we are exposed to changes in interest rates, linked primarily to how we invest cash on hand, which is typically at variable market rates, and the interest rate of our long-term indebtedness used to finance our operations, which is typically subject to fixed rates. The nature and amount of our long-term indebtedness can vary significantly due to our future financing needs, market conditions and other factors. If interest rates decline, we receive less interest on our cash investments, while we continue to pay higher interest on our fixed rate indebtedness, which has a negative effect on our financial condition and results of operations. In 2003, when short-term interest rates on our U.S. dollar-denominated funds were lower than in 2002, we repurchased a portion of our outstanding fixed rate indebtedness (approximately $1,674 million aggregate principal amount at maturity of our 3.75% Zero Coupon Senior Convertible Bonds due 2010) which reduced our exposure to the difference in interest rates on our long-term debt and the interest rates on our short term deposits. Our net interest expense (net of interest income of approximately $37 million) was $52 million in 2003, decreasing from a net interest expense of $68 million in 2002 (net of $49 million in interest income), and a net interest expense of $13 million in 2001 (net of interest income of $100 million). See Note 22 to the Consolidated Financial Statements and, for a detailed breakdown of our average interest rate received on cash equivalents and average interest paid on long-term debt, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. For a discussion of related risks, see also “—We may invest our cash in short-term financial instruments as part of our treasury management strategy, which has certain inherent risks”.

Our research and development efforts in the field of CMOS process development are dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure of such alliances in developing new process technologies in line with market requirements.

We are cooperating with Motorola Inc. and Philips Semiconductors International B.V. for the joint research and development of complementary metal-on silicon oxide semiconductor (“CMOS”) process technology to provide 90 nanometer to 32 nanometer chip technologies on 300mm wafers, as well as the operation of a 300mm wafer pilot line fabrication facility (or “fab”) in Crolles, France. TSMC is also involved in specific aspects of the cooperation agreement. There can be no assurance that our alliances with Philips Semiconductors International B.V., Motorola Inc. and/or TSMC will be successful or will enable us to develop new technologies in due time, in a cost-effective manner and/or to meet customer demands, or that our business, results of operations and prospects will not be materially adversely affected by unforeseen events and/or the sizeable risks related to the development of new technologies, including unforeseen extra costs.

Back to Contents

Our operating results may vary significantly from quarter to quarter and annually and may differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include, among others, the cyclicality of the semiconductor and electronic systems industries, capital requirements, inventory management, availability of funding, competition, new product developments, technological changes, and manufacturing problems. Furthermore, our effective tax rate takes into consideration certain tax benefits which, in the future, may not be available to us. See Note 24 to the Consolidated Financial Statements. In addition, a number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	performance of our key customers in the market they serve;

•	order cancellations or reschedulings by customers;

•	excess inventory held by customers leading to reduced bookings or product returns by key customers;

•	manufacturing capacity and utilization rates;

•	restructuring and impairment charges;

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

•	intellectual property developments;

•	changes in distribution and sales arrangements;

•	failure to win new design projects;

•	problems with manufacturing yields;

•	product liability or warranty claims;

•	litigation;

•	possible acquisitions;

•	problems in obtaining adequate raw materials or production equipment on a timely basis; and

•	property damage or business interruption losses resulting from a catastrophic event not covered by insurance.

Unfavorable changes in the above factors, some of which are further described in this section, have in the past and may in the future adversely affect our operating results. Furthermore, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our management’s ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company—Backlog”.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could cause a material adverse effect on our results.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could have a material adverse effect on our results in any particular quarter. For example, in 2003, we had an income tax benefit of $14 million due to the impact of impairment, restructuring charges and other related closure costs that we incurred in jurisdictions with tax rates higher than our average tax rate, as well as reassessments of our deferred tax assets and liabilities due to changes in tax rates, as well as favorable settlements of certain minor items relating to prior years’ tax audits. In 2002, we had income tax expense of $89 million. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such

Back to Contents

benefits may not be available in the future due to changes within the local jurisdictions, our effective tax rate could increase in the coming years.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions.

Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties. As of December 31, 2003, the value registered on our audited consolidated balance sheet for goodwill was $267 million and the value for technologies and licenses acquired from third parties was $222 million, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, the future cash flows may not support the value of goodwill and other intangibles registered in our balance sheet. We are required to test periodically to assess the fair value of such valuations. As a result of such tests, we could be required to book an impairment in our statement of income if the carrying value in our balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse impact on our results of operations.

Disruptions in our relationships with any one of our key customers could adversely affect our results of operations.

We have several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2003, our largest customer was Nokia, which accounted for 17.9% of our 2003 net revenues, compared to 17.6% in 2002 and 19.3% in 2001. In 2003, our top 10 original equipment manufacturer customers accounted for approximately 46% of our net revenues, compared to approximately 49% of our 2002 and 2001 net revenues. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. Approximately 16% of our net revenues were made through distributors in 2001 and 2002, increasing in 2003 to approximately 18%. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose one or more design wins for our products with our key customers or distributors, or if any key customer were to reduce or change its bookings, increase its product returns or fail to meet its payment obligations, our operating results could be adversely affected. If orders are cancelled, we may not be able to resell products previously made or require the customers who have ordered these products to pay for them. Furthermore, developing industry trends, including customers' use of outsourcing and their deployment of new and revised supply chain models, requiring notably product delivery on consignment to our customers' sites with sales recognized when the customer, within a specified time period, picks-up the goods from our stock, may reduce our ability to forecast the purchase date for our products and evolving customer demand, thereby affecting our revenues and working capital requirements.

Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply or increase prices.

Our manufacturing operations depend upon obtaining adequate supplies of quality raw materials on a timely basis. A number of materials are available only from a limited number of suppliers, or only from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis. Although supplies for the raw materials we use are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. We also purchase semiconductor manufacturing equipment from a limited number of suppliers and because such equipment is complex it is difficult to replace one supplier by another or to substitute one piece of equipment for another. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Our quarterly or annual results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

Back to Contents

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously being modified or maintained in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although in the past few years we have significantly enhanced our manufacturing capability in terms of efficiency, precision and capacity, we have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. We cannot guarantee that we will not experience bottlenecks, production or transition difficulties in the future. In addition, during past periods of high demand for our products, our manufacturing facilities have operated at high capacity, which has led to production constraints. Furthermore, if production at a manufacturing facility is interrupted, we may not be able to shift production to other facilities on a timely basis, or customers may purchase products from other suppliers. In either case, the loss of revenue and damage to the relationship with our customer could be significant. Furthermore, we periodically transfer production equipment between production facilities and must ramp up and test such equipment once installed in the new facility before it can reach its optimal production level.

As is common in the semiconductor industry, we have, from time to time, experienced and may in the future experience difficulties in transferring equipment between our sites, ramping up production at new facilities or effecting transitions to new manufacturing processes. The development of fabrication facilities that include 200mm or 300mm capabilities, or which require advanced technologies, has increased the potential for losses associated with production difficulties, imperfections or other causes of defects. Our operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity or manufacturing difficulties if revenues do not increase commensurately with such fixed costs and operating expenses.

If our outside foundry suppliers fail to perform, this could adversely affect our ability to exploit growth opportunities.

In order to meet anticipated requirements for high-speed complementary metal-on silicon oxide semiconductor (“HCMOS”) wafers and nonvolatile memory technology, in the past, we have used outside suppliers, or “foundries”, for the supply of up to a maximum of 20% of our requirements for these wafers. We do not intend to increase our reliance on front-end manufacturing through external foundries substantially beyond this level. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced is based on market forces. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry, making it difficult to generally compare overall costs of manufacturing products ourselves with costs of outsourcing our production. Furthermore, these outsourcing costs can vary materially from quarter-to-quarter and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin.

We depend on patents to protect our rights to our technology.

We depend on our ability to obtain patents and other intellectual property rights covering our products and their design and manufacturing processes. We intend to continue to seek patents on our inventions relating to product designs and manufacturing processes. However, the process of seeking patent protection can be long and expensive, and we cannot guarantee that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in some countries. Competitors may also develop technologies that are protected by patents and other intellectual property and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We have negotiated in the past broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without fear of infringing patents held by such competitors. We may not, however, in the future be able to obtain licenses or other rights to protect necessary

Back to Contents

intellectual property on acceptable terms for the conduct of our business, and such failure may adversely impact our results of operations.

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. For a description of current claims and litigation, see “Item 4. Information on the Company—Intellectual Property—Intellectual Property Litigation” and “Item 8. Financial Information—Legal Proceedings”. In the event that the outcome of any litigation would be unfavorable to us, we may be required to obtain a license to the underlying intellectual property right upon economically unfavorable terms and conditions, possibly pay damages for prior use and/or face an injunction, all of which, singly or in the aggregate, could have a material adverse effect on our results of operations and ability to compete.

Finally, litigation could cost us financial and management resources necessary to enforce our patents and other intellectual property rights or to defend against third party intellectual property claims, when we believe that the amounts requested for a license are unreasonable.

We may be required to prepare consolidated financial statements using both International Financial Reporting Standards (“IFRS”) and Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) as from 2005.

We are incorporated in the Netherlands and our shares are listed on Euronext France and Borsa di Milano, and, consequently, we are subject to an EU regulation issued on September 29, 2003 requiring us to report our results of operations and consolidated financial statements using IFRS (previously known as International Accounting Standards or “IAS”). We currently prepare our Consolidated Financial Statements under U.S. GAAP pursuant to our listing on the NYSE. Since our creation in 1987, we have always prepared our Consolidated Financial Statements under U.S. GAAP and intend to continue to do so. The obligation to prepare our Consolidated Financial Statements under IFRS, if implemented in 2005 by the Dutch Parliament, would consequently oblige us to report our results of operations using two different sets of reporting standards. Such reporting could materially impair the clarity of our investor communications. Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our common shares.

Certain accounting principles of U.S. GAAP are in flux and may lead to significant changes in the way we account for our convertible debt instruments and stock options. These changes may lead to significant changes in our financial statements.

Proposals to amend accounting rules under U.S. GAAP have been published for public comment, and additional proposed amendments are likely to be made. Certain of these proposed changes may bring U.S. GAAP more closely into line with IFRS, while others are independent of the move to converge generally accepted accounting principles. This state of flux makes it difficult for us to predict how accounting rules may evolve over the near- and medium-term.

In particular, the Financial Accounting Standards Board (“FASB”) has identified accounting for zero coupon convertible debt instruments as an emerging accounting issue. FASB’s current proposal would involve uncoupling the debt and equity components of convertible debt instruments, in line with market interest. Recognition of interest expense under the FASB proposal may be considerably higher than the interest currently being charged in respect of our zero coupon convertible debt instruments due 2009, 2010 and 2013, which are included in “interest expense (net)” on our income statement. Balance sheets of companies with outstanding convertible debt instruments would also be impacted because shareholders’ equity would be adjusted to show increased additional paid-in capital for the value of the embedded conversion option less the debt portion of the instrument. The current proposal could apply both to our existing convertible debt instruments and any such instruments issued in the future. FASB’s proposal would potentially take effect as of January 1, 2005. If a new rule is adopted in line with the current proposals, and if there is no provision that limits its applicability to only those instruments issued in the future, we may be required to change the accounting of the convertible debt instruments on our statement of income and on our balance sheet. There can be no assurance that these proposed rules and regulations or any other laws, rules or regulations, will not be adopted in the future, any of which could adversely affect our financial statements, make compliance more difficult or expensive, or otherwise adversely affect our business, financial condition or prospects.

On March 31, 2004 FASB published an exposure document “Share-Based Payment—an Amendment of Statements No. 123 and 95”, which would require that share-based compensation to employees in the form of

Back to Contents

stock options or similar instruments be considered as a compensation expense and therefore require recognition of a charge to the income statement, measured on the basis of the fair value of the option at the grant date. If adopted, it could have a material adverse impact on our net income. The potential impact of such a change is described in Note 2.22 to the Consolidated Financial Statements, currently computed on the basis of FAS 148.

Some of our production processes and materials are environmentally sensitive, which could lead to increased costs due to environmental regulations or to damage to the environment.

We are subject to a variety of laws and regulations relating, among other things, to the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes, air emissions, waste water discharges, waste disposal, as well as the investigation and remediation of soil and ground water contamination. A recent directive in the European Union imposes a “take back” obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. Additional European legislation will ban the use of lead and some flame retardants in electronic components beginning in 2006. In addition, a new legislative proposal by the European Commission may require the registration, evaluation and authorizations of chemicals (“REACH”). The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our balance sheet. To date, we have not identified any such specific liabilities. We therefore have not booked specific reserves for any specific environmental risks. See “Item 4. Information on the Company—Environmental Matters”.

Loss of key employees could hurt our competitive position.

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

Mr. Pasquale Pistorio, age 68, has been the sole member of our Managing Board and our President and Chief Executive Officer since our formation in 1987. Mr. Pistorio was reappointed at our 2002 annual shareholders’ meeting for a three-year term expiring at our annual general meeting to be held in 2005. Mr. Pistorio has announced that he will step down as sole member of our Managing Board and President and Chief Executive Officer after the 2005 annual shareholders’ meeting. In March 2004, our Supervisory Board approved Mr. Pistorio’s recommendation to propose to our shareholders at our 2005 annual general meeting the appointment of Mr. Carlo Bozotti as sole member of our Managing Board and President and Chief Executive Officer. Furthermore, as part of our management succession plan, the Supervisory Board has announced its intention to endorse, upon the proposal of Mr. Bozotti, the appointment of Mr. Alain Dutheil as Chief Operating Officer reporting to the President and CEO.

Several of our executive officers who have worked with us since our creation in 1987 and are over 60, may retire in the near- to medium-term.

Changes to our senior management organization could adversely affect our operations, if continuity of our relationships with our key customers, partners and suppliers is impaired.

Our common share price, operating results, net income, net income per share and net financial position may be negatively affected by potential acquisitions.

While our growth to date has primarily been organic, we have in the past and may in the future make selected acquisitions that we believe would complement or expand our existing business. In 2003, we made acquisitions of assets and businesses for aggregate cash consideration of approximately $188 million. See “Item 5. Operating and Financial Review and Prospects—2003 Highlights—Other Developments in 2003”. We may pay for future acquisitions with cash, our common shares or some combination of both. Acquisitions, if they occur, may have a dilutive effect for existing shareholders and, whether they are paid for in cash or common

Back to Contents

shares, may negatively affect our common share price. Announcements concerning potential acquisitions could be made at any time.

Acquisitions involve a number of risks that could adversely affect our operating results, including:

•	the diversion of management’s attention;

•	the integration of acquired company operations and personnel;

•	the assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;

•	the risk that the financial and accounting systems utilized by the business acquired will not meet our standards;

•	the risk that the businesses acquired will not maintain the quality of products and services that we have historically provided;

•	whether we are able to attract and retain qualified management for the acquired business;

•	whether we are able to retain customers of the acquired entity; and

•	the risk of goodwill and other intangible asset impairment.

There can be no assurance that (a) we will be able to consummate future acquisitions on satisfactory terms, if at all, (b) adequate financing will be available for future acquisitions on terms acceptable to us, if at all, or (c) any operations acquired will be successfully integrated or that such operations will ultimately have a positive impact on our business.

We may be faced with product liability or warranty claims.

Despite our corporate quality programs and commitment, our products may not in each case comply with specifications or customer requirements. Warranty or product liability claims could result in significant expenses relating to costs of defending against such claims, damages awarded or related compensation payments in line with industry or business practices or to maintain good customer relationships. When faced in the past with potential warranty claims in respect of products supplied by us, we have in certain instances paid compensation to customers and may do so again in the future.

We may invest our cash in short-term financial instruments as part of our treasury management strategy, which has certain inherent risks.

From time to time, we may use cash on hand to purchase short-term financial instruments as part of our treasury management strategy. These instruments may have returns that depend on certain credit events of reference debt obligations issued by reference issuers consisting of different banks with a minimum credit rating. Interest is payable to us on such instruments through the final maturity, typically before the end of the financial year, unless suspended upon an earlier credit event under the relevant reference debt or of the relevant reference issuer. For certain short-term financial instruments, principal would be repaid to us at final maturity, unless such a credit event occurs, in which event early repayment of principal would be reduced based on the decline in value of the relevant reference debt. While we place our cash and cash equivalents with high credit quality financial institutions and manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures, we do not normally require collateral or other security from the parties to the financial instruments. Thus, no assurance can be given that a rapid, unanticipated crisis in the global financial system would not have an adverse impact on our results of operations and cash flow. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Reduction in the amount of state funding available to us, or demands for repayment may increase our costs and impact our results of operations.

Like many other manufacturers operating in Europe, we benefit from governmental funding for research and development expenses and industrialization costs (which include some of the costs incurred to bring prototype products to the production stage), as well as from incentive programs for the economic development of underdeveloped regions. Public funding may also be characterized by grants and/or low-interest financing for capital investment. See “Item 4. Information on the Company—Public Funding”. We have entered into funding agreements with France and Italy, which set forth the parameters for state support to us under selected programs.

Back to Contents

These funding agreements require compliance with EU regulations and approval by EU authorities and annual and project-by-project reviews and approvals.

We rely on receiving funds on a timely basis pursuant to the terms of the funding agreements. However, funding of programs in France and Italy is subject to annual appropriation of available government resources, which is outside our control, as well as to our continuing compliance with all eligibility requirements. If these governments were unable to provide anticipated funding on a timely basis, or if existing government-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, this could have a material adverse effect on our business, operating results and financial condition. There is no assurance that any alternative funding would be available, or that, if available, it could be provided in sufficient amounts or on similar terms.

The application for and implementation of such grants often involves compliance with extensive regulatory requirements including, in the case of subsidies to be granted within the European Union, notification to the European Commission by the member state making the contemplated grant prior to disbursement. In particular, compliance with project-related ceilings on aggregate subsidies defined under EU law often involves highly complex economic evaluations. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies or may be obliged to repay them which could have a material adverse effect on our results of operations.

Our controlling shareholders’ interests may conflict with investors’ interests.

At December 31, 2003, STMicroelectronics Holding II B.V. (“ST Holding II”), a wholly owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”), owned 311,483,280 shares, or approximately 34.5%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities.

The recently announced 2004 Shareholders Agreement permits our respective French and Italian indirect shareholders to reduce their respective indirect interests in our common shares to 9.5% each without losing their rights to exercise certain control rights provided for in the agreement. For a description of the 2004 Shareholders Agreement and our indirect shareholders Areva Group, Finmeccanica S.p.A. and France Telecom, each of which is ultimately controlled by the French or Italian government, see “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders”. The shareholders agreement includes provisions requiring the unanimous approval by shareholders of ST Holding before ST Holding can make any decision with respect to certain actions to be taken by us. Furthermore, as permitted by our articles of association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Managing Board”. These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may result in a delay in the ability of our Managing Board to respond as quickly as may be necessary in the rapidly changing environment of the semiconductor industry. In particular, our ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level. Such approval process is, however, subject to the provisions of Dutch law requiring members of our Supervisory Board to act independently in supervising our management.

Our shareholder structure and our preference shares may deter a change of control.

On May 31, 1999, our shareholders at the annual general meeting approved the creation of up to 180,000,000 preference shares. Pursuant to the 3-for-1 stock split effected in May 2000, the number of such preference shares has increased to 540,000,000. These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions upon liquidation. On the same day, in order to protect ourselves from a hostile takeover or other similar action, we entered into an option agreement with ST Holding II, which provides that up to 540,000,000 preference shares shall be issued to ST Holding II upon its request and subject to the adoption of a resolution of our Supervisory Board giving our consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. The option as amended is contingent upon ST Holding II retaining at least 30% of our issued share capital at the time of exercise. The 2004 Shareholders Agreement provides that ST Holding II and its indirect shareholders will seek to reduce the percentage to 19%. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the approval of our Supervisory Board.

Back to Contents

Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preferences shares.

The recently announced 2004 Shareholders Agreement permits our respective French and Italian indirect shareholders to reduce from their current level their respective indirect interests in our common shares to 9.5% each and states that the intention of such shareholders is to seek to enter into an amended option agreement with respect to the preference shares lowering the required percentage from 30% to 19%. The details of the 2004 Shareholders Agreement are further explained in “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders”. Disposals of our shares by the parties to the 2004 Shareholders Agreement can be made by way of the issuance of financial instruments exchangeable for our shares, equity swaps, structured finance transactions or sales of our shares. An announcement with respect to one or more of such dispositions could be made at any time.

Substantial sales of our common shares into the market could cause the market price of our common shares to drop significantly.

At December 31, 2003, 889,369,734 of our common shares were outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities, and (iii) 13,400,000 common shares repurchased in 2001 and 2002. As of December 31, 2003, our total issued common shares, including shares held in treasury from repurchases by us in 2001 and 2002, was 902,769,734. Substantial sales of our common shares or additional securities exchangeable into our existing shares, or newly issued shares or convertible bonds by us or our shareholders, as well as any announcement containing a potential sale, could cause the market price of our common shares to drop significantly. The timing and size of any future primary or secondary equity or convertible or exchangeable bond offerings will depend upon market conditions as well as a variety of factors.

Because we are a Dutch company subject to the corporate law of the Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company.

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

Our executive offices and a substantial portion of our assets are located outside the United States. In addition, ST Holding II and most members of our Managing and Supervisory Boards are residents of jurisdictions other than the United States and Canada. As a result, it may be difficult or impossible for shareholders to effect service within the United States or Canada upon us, ST Holding II, or members of our Managing or Supervisory Boards. It may also be difficult or impossible for shareholders to enforce outside the United States or Canada judgments obtained against such persons in U.S. or Canadian courts, or to enforce in U.S. or Canadian courts judgments obtained against such persons in courts in jurisdictions outside the United States or Canada. This could be true in any legal action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult or impossible for shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon U.S. securities laws.

We have been advised by our Dutch counsel, De Brauw Blackstone Westbroek N.V., that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a consequence, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, will not be enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Netherlands court the final judgment that has been rendered in the United States. If the Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in the Netherlands would, under current practice, give binding effect to

Back to Contents

the final judgment that has been rendered in the United States unless such judgment contravenes the Netherlands’ public policy.

Removal of our common shares from the CAC 40 on Euronext Paris, the MIB 30 on the Borsa Italiana or the Philadelphia Stock Exchange Semiconductor Sector Index could cause the market price of our common shares to drop significantly.

Our common shares have been included in the CAC 40 index on Euronext Paris since November 12, 1997; the MIB 30 on the Borsa Italiana, or Italian Stock Exchange since March 18, 2002; and the Philadelphia Stock Exchange Semiconductor Index (or “SOX”) since June 23, 2003. However, our common shares could be removed from the CAC 40, the MIB 30 or the SOX at any time, and any such removal or announcement thereof could cause the market price of our common shares to drop significantly.

Back to Contents

Item 4. Information on the Company

History and Development of the Company

STMicroelectronics N.V. was formed in 1987 under the name of SGS-Thomson Microelectronics N.V. and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We were incorporated in 1987, and our length of life is indefinite. We are organized under the laws of the Netherlands, we have our corporate legal seat in Amsterdam and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, Amsterdam, the Netherlands. Our telephone number there is +31-20-406-9604. Our headquarters and operational offices are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is (+41-22) 929-2929. Our agent for service of process in the United States is STMicroelectronics, Inc., 1310 Electronics Drive, Carrollton, Texas, 75006-5039 and the main telephone number there is (+1-972) 466-6000. Our operations are also conducted through our various subsidiaries, which are organized according to the laws of their country of incorporation, and consolidated by STMicroelectronics NV. See Note 3 to the Consolidated Financial Statements.

We completed our Initial Public Offering (IPO) in December, 1994 with simultaneous listings on Euronext Paris and the New York Stock Exchange. In 1998, we listed our shares on the Borsa Italiana (Milan).

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to industry analysts Dataquest, iSuppli and IC Insights, we were ranked the world’s sixth largest semiconductor company based on 2003 sales. Additionally, in 2003, we held leading positions in sales of Analog Products, Application Specific Integrated Circuits (or “ASICs”) and Application Specific Standard Products (or “ASSPs”). Based upon 2003 revenues, we were also among the top three semiconductor suppliers for key applications such as mobile phones and automotive products. Based on 2003 results, we also believe we are a leading supplier of semiconductors for hard disk drives, printers, set-top boxes, Smart cards and power management. We currently offer thousands of products to approximately 1,200 direct customers. Major customers include Alcatel, Bosch, DaimlerChrysler, Delphi, Delta, Echostar, Ericsson, Hewlett-Packard/Compaq, Marelli, Matsushita, Maxtor, Nokia, Nortel Networks, Philips, Pioneer, Samsung, Schlumberger, Scientific Atlanta, Seagate Technology, Siemens, Sony, Thomson and Western Digital. We also sell our products through global distributors and retailers, including Arrow Electronics, Avnet Inc., Eurodis, Funai and Yosun.

The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address. Consequently, over the last 10 years, from 1993 through 2003, our revenues grew at a compounded annual growth rate of 14%, compared to 11% for the industry as a whole.

We offer a diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Products include differentiated ICs (which we define as being our dedicated products, semicustom devices and microcontrollers) and analog ICs (including mixed- signal ICs), the majority of which are also differentiated ICs, as well as certain Flash products which are sold for specific applications and to particular customers. As a leading provider of differentiated ICs, we have developed close relationships with customers, resulting in early knowledge of their evolving requirements and enabling us to increase the penetration of our standard products. Differentiated ICs, which are generally less vulnerable to market cycles than standard commodity products, accounted for approximately 69% of our net revenues in 2003, compared to approximately 69% in 2002 and 66% in 2001. We also target applications that require substantial analog and mixed-signal content and can exploit our system-level expertise. Analog ICs accounted for approximately 49% of our net revenues in 2003, compared to approximately 53% in 2002 and 51% in 2001, while discrete devices accounted for approximately 13% of our net revenues in 2003, compared to approximately 12% in 2002 and 10% in 2001.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including

Back to Contents

complementary metal-on silicon oxide semiconductor (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, BCD technologies (BiCMOS and diffused metal-on silicon oxide semiconductor or “DMOS”) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-a-Chip (“SoC”) solutions. Complementing this depth and diversity of process and design technology is our broad intellectual property portfolio that we also use to enter into important patent cross-licensing agreements with other major semiconductor companies.

Our products are organized into the following principal groups:

•	Telecommunications, Peripherals and Automotive (“TPA”);

•	Consumer and Microcontroller (“CMG”);

•	Memory Products (“MPG”); and

•	Discrete and Standard ICs (“DSG”).

Back to Contents

Results of Operations

The tables below set forth information on our net revenues by product group and by geographic region:

	Year ended December 31,
	2003	2002	2001	2000	1999

	(in millions)
Net Revenues by Product Group:(1)
Telecommunications, Peripherals and Automotive(1)	$3,268	$3,074	$3,031	$3,482	$2,305
Discrete and Standard ICs	1,224	1,055	942	1,213	928
Memory Products	1,358	1,055	1,382	1,553	836
Consumer and Microcontroller(1)	1,321	1,026	896	1,466	886
Others(2)	67	108	106	99	101

Total	$7,238	$6,318	$6,357	$7,813	$5,056

Net Revenues by Location of Order Shipment:(3)
Europe	$2,012	$1,832	$2,169	$2,629	$1,834
North America	985	919	1,161	1,843	1,156
Asia/Pacific	3,190	2,748	2,302	2,615	1,658
Japan	337	275	331	402	240
Emerging Markets(4)	714	544	394	324	168

Total	$7,238	$6,318	$6,357	$7,813	$5,056

	(as a percentage of net revenues)
Net Revenues by Product Group:(1)
Telecommunications, Peripherals and Automotive(1)	45.2%	48.7%	47.7%	44.6%	45.6%
Discrete and Standard ICs	16.9	16.7	14.8	15.5	18.4
Memory Products	18.8	16.7	21.7	19.9	16.5
Consumer and Microcontroller(1)	18.2	16.2	14.1	18.8	17.5
Others(2)	0.9	1.7	1.7	1.2	2.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Location of Order Shipment:(3)
Europe	27.8%	29.0%	34.1%	33.6%	36.3%
North America	13.6	14.5	18.3	23.6	22.9
Asia/Pacific	44.1	43.5	36.2	33.5	32.8
Japan	4.6	4.4	5.2	5.2	4.7
Emerging Markets(4)	9.9	8.6	6.2	4.1	3.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
In January 1999, we implemented organizational changes to better orient our product groups to end-use applications: the former Dedicated Products Group became the Telecommunications, Peripherals and Automotive Groups, while the former Programmable Products Group became the Consumer and Microcontrollers Groups.

(2)	Includes revenues from sales of subsystems and other revenues not allocated to product groups.
(3)	Revenues are classified by location of order shipment. For example, products ordered by U.S.-based companies to be invoiced to Asia-Pacific affiliates are classified as Asia/Pacific revenues.
(4)	Emerging Markets, formerly known as Region 5, includes markets such as Latin America, Africa, Eastern Europe, the Middle East and India.

Back to Contents

Strategy

Our strategy incorporates the following complementary elements:

Market share gains. Building market share in our targeted market segments, telecommunications, digital consumer, automotive, Smart cards, industrial and computer peripherals, is an ongoing priority for us. To date, our success has been largely a function of organic growth achieved by deepening our partnerships with our existing strategic customers, and expanding our customer base. However, we are careful to strike a balance between growth and profitability. We intend to continue to align our product group resources and global sales and marketing activities in order to progressively and profitably grow our market share.

Broad product portfolio. We offer a diversified product portfolio and develop products for a wide range of market applications, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital and mixed-signal applications. Such products include ASICs, ASSPs, microcontrollers, non-standard Flash memories and microcontrollers and analog ICs (including mixed-signal ICs). These differentiated ICs help drive our strategic alliances with customers and, as a result of their application-specific features, generally command higher prices and provide lower gross margin volatility across the semiconductor cycles than standard products. Differentiated ICs accounted for approximately 69% of our net revenues in 2003, compared to approximately 69% in 2002 and approximately 66% in 2001.

Standard products, which include nonvolatile memories, standard Flash memories, discrete devices, and all standard logic and linear ICs, represented approximately 31% of our net revenues in 2003, compared to approximately 31% in 2002 and approximately 34% in 2001. Our standard product families (with the exception of Flash memories) require less capital investment, thereby offering an opportunity to improve our cash flow. They also generally extend the life cycle of our equipment and facilities, bring volume production to our manufacturing infrastructure, thereby helping to reduce the overall cost of production for our differentiated products, and give us the opportunity to benefit from any short-term increases in certain standard product pricing. We believe that the balance between differentiated and standard products contributes to cost-effective manufacturing and represents a strategic advantage for us.

Broad range of design and process technologies. We continue to utilize our expertise and experience with a wide range of process and design technologies to further develop our capabilities. We are committed to maintaining and, in certain areas, to increasing expenditures on core research and development projects as well as to developing alliances with other semiconductor companies and suppliers of software development tools, as appropriate. Technological advances in the areas of transistor performance and interconnection technologies are being developed through our CMOS logic products and semicustom devices. We work on an ongoing basis with key suppliers to develop advanced and standardized design methodologies for our CMOS, mixed signals and nonvolatile memory processes, as well as libraries of macrofunctions and megafunctions for many of our products, and are focusing on improving our concurrent engineering practices to better coordinate design activities and reduce overall product development time.

Leading global customer base with focus on strategic alliances. We work with our key customers to identify evolving needs and new applications and to develop innovative products and product features. We also leverage our position as a supplier of application-specific products in seeking to sell a broad range of products, and emphasize strategic customer alliances to expand our customer base. We have formal alliances with certain strategic customers that allow us and our customers (with whom we jointly share certain product development risks) to exchange information and give our customers access to our process technologies and manufacturing infrastructure. We have formed alliances in our key targeted application market segments—telecommunications, automotive, consumer and computer peripherals—with customers such as Alcatel, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel Networks, Pioneer, Seagate Technology, Siemens VDO, Thomson and Western Digital, among others. Our 12 strategic alliances with key customers have been a major growth driver for us. In 2001, 2002 and 2003, revenues from strategic customer alliances accounted for approximately 47%, 47% and 43% respectively of our net revenues. Our company-wide initiative to offer our products to an expanded customer base fueled incremental, progressive revenue growth throughout 2003. We invested to ensure the long-term success of the accelerated marketing program we began in the second half of 2002, by creating new regional competence centers that focus on specific applications, increasing design activities in advanced products with multiple applications, and launching a new generation of e-tools for customer support.

Industry partnerships. Partnerships with other semiconductor companies and suppliers enable us to share the increasing costs and technological risks involved in the research and development of state-of-the-art

Back to Contents

processes, product architectures and digital cores and to shorten the product development time of certain products. For example, we are currently working under a joint research and development cooperation programs in Crolles2 with Motorola Inc. and Philips Semiconductors International B.V., as well as TSMC.

We are jointly developing with Texas Instruments an open standard for wireless application interface. We work closely with our software and equipment key suppliers on joint development programs to develop easy-to-use design tools for specific applications. We are also co- developing NAND flash products with Hynix.

Global integrated manufacturing infrastructure. We have a diversified, leading-edge manufacturing infrastructure capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS and BCD technologies. Assembling, testing and packaging of our semiconductor products takes place in our large and modern back-end facilities which are located in low-cost areas. We have also developed relationships with outside contractors for foundry and back-end services. We view these relationships as giving us the flexibility when required by market demand to outsource up to a maximum of 20% of each of our front-end and back-end production requirements, enabling us to manage the supply chain to our customers without a commensurate increase in capital spending.

Integrated presence in key regional markets. We have sought to develop a competitive advantage by building an integrated presence in each of the world’s major economic zones: Europe, Asia, North America and Emerging Markets. An integrated presence means having manufacturing and design, as well as sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We have leading-edge, front-end manufacturing facilities in Europe, in the United States and in Asia; our more labor-intensive back-end facilities have been located in Malaysia, Malta, Morocco, Singapore and China, enabling us to take advantage of more favorable production cost structures (particularly lower labor costs). Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers. As appropriate, we intend to continue to build our integrated local presence in those regions where we compete, and to expand in high-growth potential markets, such as China, where we have both a back-end facility and a design center, and India, where we have been expanding our design and software development centers. We have also continued to develop our sales and support organization for emerging markets in Central and Eastern Europe, North Africa, and Latin America.

Balanced sales by application in high-growth market segments. We have a diverse customer base across a broad range of market applications. We have developed a strong product portfolio serving major growth applications with our target market segments, including: automotive, computer peripherals, wireless communications, Internet access, networking, digital consumer appliances and power management. Ongoing investments in research and development and design resources are underway to bring to market the next generation of high-growth applications.

Leadership in System-on-Chip and Application Convergence. Since our inception, we have combined our silicon know-how with the system know-how of a broad range of industries and markets to integrate different system functions on a single chip, pioneering the trend towards system evolution on silicon and super-integration. We currently supply highly integrated products in all our main applications, and particularly in high volume domains, such as wireless communications, hard-disk drives (disk controllers), set-top boxes and digital car radios.

We believe that application convergence built around mobility, connectivity, multimedia, storage and security will be a further significant growth driver for new System-on-Chip products that address different applications on a single chip. We plan to use our broad range of capabilities, including technology, system know-how, strategic and industry alliances and our intellectual property portfolio to continue to anticipate and respond to new end market demand and to move in line with customer demand from a provider of components and Systems-on-Chip to a provider of platform solutions.

Pervasive TQEM Culture and Social Responsibility. We are fostering a corporate-wide Total Quality and Environmental Management (“TQEM”) program, which has received several prestigious global awards. TQEM has become an integral part of our culture and is designed to develop a self-directed workforce with a common set of values, objectives and problem-solving processes.

Our TQEM program and culture support our belief that there is no contradiction between building shareholders’ and stakeholders’ value and that those corporations, such as us, which recognize the importance of their social role and their behavior as good citizens in the communities in which they operate, are not merely

Back to Contents

fulfilling their ethical obligations, but are also building the basis for improving returns to shareholders. We were one of the first signatories of the Global Compact, the United Nations’ initiative to promote responsible corporate citizenship and we continually work to strengthen our efforts in the area of Corporate Social Responsibility. In the field of environmental protection, we are actively involved in reducing landfilled waste, lowering total energy consumption per unit of production and developing renewable energy sources. With respect to occupational health and safety, we have received the OHSAS (Occupational Health and Safety Assessment Series) 18001 qualification for all of our plants. Additionally, in the field of corporate social responsibility, we accelerated our program to help bridge the digital divide by offering computer literacy courses in communities in which we operate through our STMicroelectronics Foundation. This program aims to reach at least one million people within a decade. Also, we have maintained our commitment to internal training efforts through our STU organization. For example, in 2003, our e.learning program, which optimizes our reach, enabled us to increase internal training hours to approximately 10 hours per e-learner.

Products and Technology

We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, we started the manufacturing of Smart cards, which includes both the production of chips, as in the past, and of cards. We manage our semiconductor products in four segments, comprising the following four main product groups: Telecommunications, Peripherals and Automotive; Consumer and Microcontroller; Memory Products; and Discrete and Standard ICs (collectively referred to as the “Groups”). Historically, we have not produced dynamic random access memory (“DRAMs”) or x86 microprocessors, despite seeking to develop or acquire the necessary intellectual property (“IP”) to use them as components in System-on-Chip (“SoC”). We manage our revenues and internal operating income performance based on these segments.

In the Subsystems segment, we design, develop, manufacture and market subsystems and modules for the telecom, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality, we do not report information separately for the Subsystems segment.

Telecommunications, Peripherals and Automotive Groups

The Telecommunications, Peripherals and Automotive Groups (“TPA”) are responsible for the design, development and manufacture of application-specific products using advanced bipolar, CMOS, BiCMOS mixed-signal and power technologies, as well as mixed analog/ digital semicustom-devices and Micro-Electro-Mechanical System (“MEMS”) products. The TPA Groups offer complete system solutions to customers in several application markets. All products are ASSPs, full-custom or semicustom devices that may also include digital signal processor (“DSP”) and microcontroller cores. The TPA Groups particularly emphasize dedicated integrated circuits (“ICs”) for automotive, computer peripherals and industrial application segments, as well as for mobile and fixed communication, computing and networking application segments.

The TPA Groups work closely with customers to develop application-specific products using our technologies, intellectual property, and manufacturing capabilities. The breadth of our customer and application base provides us with a better source of stability in the cyclical semiconductor market.

In 2002, we changed the internal organization of the TPA Groups. The Telecommunications Group has four divisions: cellular terminal, cellular infrastructure, network and access. The Peripherals Group expanded into four divisions in 2003: data storage, printer, power conversion and industrial, and the new microfluidics division. The Audio and Automotive Group also modified its organization in 2003 into four business divisions: car communication, automotive, audio, and the recently created car multimedia division. The three groups are supported by three technical centers: digital signal processing and microcontroller cores, digital and mixed analog semicustom and the multimedia platform unit, which is a new support division.

Telecommunications Group

(i) Cellular Terminal Division. We focus our product offerings on cellular phones serving the major original equipment manufacturers, or “OEMs”, with differentiated ICs. In this market, we have key positioning in energy management, audio coding and decoding function (“CODEC”) and radio frequency ICs. We are shipping mobile phone energy-management devices in volume to four of the world’s top five original equipment

Back to Contents

manufacturers. We began volume deliveries of liquid crystal display (or “LCD”) driver chips for mobile phones and were also selected by a leading mobile phone manufacturer to provide a wireless LAN chipset, and in February 2004 we opened a joint design center with Nokia targeting radio frequency IC development for CDMA based mobile phones.

Our cooperation agreement with Alcatel, begun in 2002 for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications, was complemented in early 2003 by the integration of approximately 51 engineers from the Alcatel software development team for mobile phones. The chipsets developed by this effort are being sampled in the open market. This cooperation also includes a multi-year supply agreement associated with new chipsets for Alcatel’s own cellular products. In the field of CDMA chipsets, we announced that in conjunction with Texas Instruments we would offer ICs based on technology developed jointly with Nokia. This open solution for the CDMA 200 1X standard was successfully demonstrated, and design enhancements are currently proceeding. A second offering, for the CDMA 200 1XEV-DV, is under development.

We unveiled details of our multimedia application processor chips, known as the “Nomadik” family of products, for 2.5/3G mobile phones and portable wireless products, and the chips are being sampled by potential customers. The Nomadik was recognized as the “Best Application Processor” by Microprocessor Reports in February 2004. In December 2002 we founded OMAPI, a joint initiative with Texas Instruments, to define and promote an open standard for wireless application interfaces, which should promote faster and broader deployment of multimedia-enhanced mobile devices and applications. This initiative was significantly expanded in 2003 when we co-founded the Mobile Industry Interface Alliance (“MIPI”). Emphasizing our role in the mobile market and reinforcing our commitment to the Open Mobile Alliance (“OMA”), we are sponsor members of and on the board of directors of OMA.

(ii) Cellular Infrastructure Division. We formed the Wireless Communications Infrastructure Products business unit to develop dedicated infrastructure chip solutions that will be focused on primarily the new third-generation telecom standards, but supporting existing standards as well. We have already developed all of the technologies required for the wireless infrastructure application specific IC (“ASIC”) market due to our many years of experience in this field. For the digital baseband chips that handle complex digital processing tasks, we have developed a family of digital signal processor cores. We have already developed other key radio frequency and mixed signal technologies for the demanding wireless terminal market.

(iii) Network Division. Our wireline telecommunications products are used in telephone sets, modems, subscriber line interface cards (“SLICs”) for digital central office switching equipment and high-speed electronic and optical communications networks. In the networking market, we had several important design wins for our two chip DSL customer premises equipment (“CPE”) platform that combines DSL and networking functions. We also introduced the industry’s highest performing symmetrical high bit rate (“SHDSL”) and a new DSL gateway processor and reference design that combines bridge and LAN router functionality in a single chip.

(iv) Access Division. In 2002, as part of our agreement to acquire Alcatel Microelectronics, important know-how and experienced engineers were added to our resources, significantly enhancing our overall capabilities to compete in the arena for Bluetooth ICs and Digital Subscriber Line (“DSL”) chipsets. This expertise expanded our market offerings in central office and broad market DSL modem chipsets, positioning us as one of the world’s leading suppliers of DSL semiconductor products. Finally, this agreement calls for us to become a preferred supplier of Alcatel, expanding our long-standing strategic alliance. We also entered into a cooperation agreement with Alcatel for the joint development of DSL chipsets that will also be made available to the open market.

In response to our efforts, along with several industry players, to ensure interoperability in the discrete multi-tone-very-high-rate digital subscriber line (“DMT-VDSL”) market, the Alliance for Telecommunications Solutions (“ATIS”) selected DMT modulation technique as the American National Standard for VDSL. This trial also showed that our solution was superior to that of our rivals in most performance indicators. Production of these chips began in the fourth quarter of 2003. In 2003, we finalized the acquisition of certain assets of Tioga Technologies including the acquisition of the rights to its intellectual property for Digital Subscriber Line (“xDSL”) chipsets. These xDSL products include an integrated Asymmetric DSL (“ADSL”) multi-channel processor for central office applications. When used together with our existing line of advanced analog front-end and power-efficient line drivers, this chipset provides a competitive, compact and power-efficient solution. In December 2003 we also acquired Synad Technologies for $55 million to expand our wireless LAN offerings.

Back to Contents

Regarding recent design wins, we announced that our latest chipset technology was selected by several manufacturers in the Chinese telecom market for both ASDL and Synchronous Digital Hierarchy (“SDH”) data transmission products. Our Stradivarius Voice over Internet Protocol platform gained several design wins in 2003, and when combined with our DSL gateway products, allows for voice enabled home gateways.

Peripherals Group

(i) Data Storage. We produce ICs for several data storage applications, specializing in disk drives with advanced solutions for read and write digital channels, controllers, host interfaces, digital power processing and micromachinery. We are actively working on super- integrating these macro-functions into SoC solutions. We believe that we are one of the largest semiconductor companies supplying the hard-disk-drive market based on sales.

A market leader in the data storage market selected our SoC for its next generation desktop drives. This SoC includes a rich variety of our own IP including our read/write channel, Serial ATA controller and microcomputer core. Complementing our leading position in components for desktop and server applications, we began supplying a kit including a SoC disk controller and a motion control power combo to a leading maker of drives for mobile applications.

(ii) Printers. We are focusing on inkjet and multifunction printer components and are an important supplier of pen chips, motor drivers, head drivers, digital engines, high-performance photo-quality applications and digital color copiers. We are also expanding our offerings to the laser printer market. We are an important partner of Hewlett-Packard for technology development and manufacturing and are currently developing printer SoC platforms. Other notable successes in the printer field included multiple design wins for stand alone, photo and multifunction printers as well as becoming the reference SoC vendor for an important printer supplier from 2005 onward.

(iii) Microfluidics. This new created division builds on the years of our success in the field of microfluidic product design, developed primarily for the inkjet print head product line and expands our offering into related fields, such as medicine and health diagnostics. As a result we announced an agreement with MobiDiag to create a complete system for genomic-based detection of infectious diseases based on our silicon MEMS Lab-on-Chip technology.

(iv) Power conversion and industrial. We design and manufacture products for industrial automation systems, lighting applications (lamp ballast), battery chargers and switch mode power supplies (“SMPS”). Our key products are power ICs for motor controllers and read/ write amplifiers, intelligent power ICs for spindle motor control and head positioning in computer disk drives and battery chargers for portable electronic systems, including mobile telephone sets. We had multiple design wins for power management chipsets with PC motherboard manufacturers based in the Asia/Pacific region.

Audio and Automotive Groups

Our audio products include audio power amplifiers, audio processors and graphic-equalizer ICs. Our automotive products include alternator regulators, airbag controls, anti-skid braking systems, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management, instrumentation systems and car multimedia.

(i) Automotive Division. Our leading position in the automotive arena was reinforced by the introduction of a new 16-bit automotive-grade microcontroller chip with embedded Flash memory based on the industry standard ST10 core. The chip is designed for single-chip engine control units and I/O intensive automotive applications. In addition, we gained numerous design wins including chips based on our BCD technology for gearbox and airbag applications in Japan and car body and gearbox applications at several major European manufacturers.

(ii) Audio Division. We design and manufacture a wide variety of components for use in audio applications. In the car radio field, we shipped approximately two million XM Satellite Radio chipsets in 2003. We received multiple design wins for digital car radio receiver chips with European, U.S. and Japanese car radio makers. We also introduced a family of direct digital amplifications (“DDX”) digital audio amplifier chips that improve sound quality while reducing power consumption, size and cost. Aimed primarily at applications in DVD home theater systems and mini component stereos, these chips allow powerful surround sound systems to be housed in a compact enclosure. DDX was developed by Apogee Technology Inc. and licensed exclusively to us.

Back to Contents

(iii) Car Communication. In 2003 we separated the multimedia portion of this division into its own organization and focused the efforts of this division on the car communications area. We provide auto manufacturers with solutions for wireless communication, tolling, navigation and other telematic functionalities. Our solutions are found in many current global car models.

(iv) Car Multimedia. The increasingly complex requirements of the car/driver interface have opened a new market for us in the area of car multimedia. In 2003, we started the deliveries of a single chip navigator to a major automotive OEM in Europe and also delivered a new global positioning by satellite (“GPS”) processor. We also have the first prototype of a real single chip GPS embedding radio (RF) and base-band function (DSP) on the same silicon with volume production scheduled in 2005.

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

The Consumer and Microcontroller Groups are divided into the Consumer Group and the Microcontroller Group.

Consumer Group

The Consumer Group is divided into four divisions: Set-Top Box, DVD, Digital TV and Display and Imaging.

(i) Set-Top Box Division. We continued to expand our product and customer bases introducing solutions for set-top boxes with web-browsing, digital video recording and time-shifting capabilities. We reinforced the market leadership of our STi5500 (“OMEGA”) family of set-top box back-end decoders in March 2003 with the introduction of the STi5517, the latest member of our OMEGA family of STB decoder solutions. The new SoC device performs at an advanced speed (CPU core speed of 180MHz), and has enhanced graphics and security features, while retaining compatibility with our earlier products.

(ii) DVD Division. Our product strategy currently focuses on the DVD Player with significant development targeted at the recorder market in 2004 and going forward. In January 2003, we announced the industry’s most advanced silicon solution for DVD playback. We began implementing all of the analog and digital electronic circuitry required for all DVD playback in just two chips: the STm5589 and the STm6316.

(iii) Digital TV and Display Division. We address both the analog and digital television markets with a wide range of highly integrated ASSPs and application-specific microcontrollers. Additionally, we develop and deliver display solutions for Liquid Crystal Displays (“LCD”), Plasma Displays (“PDP”), and conventional Cathode Ray Tube (“CRT”) displays and monitors. In 2003, we introduced the AD3700 family of chips, the industry’s first fully integrated analog LCD display engines for XGA (1024 x768 pixels) and SXGA (1280 x 1024 pixels).

(iv) Imaging Division. Our Imaging Division focuses on digital still cameras, video cameras and imaging for a wide variety of industrial, consumer, computer and telecommunications markets. In November 2003, we introduced the latest CMOS imaging solution for mobile phone cameras: a chipset combining the VS6552 CMOS image sensor module and the mobile imaging digital signal processor (DSP). This solution can provide motion JPEG at up to 30 frames/second in VGA resolutions even in very low light conditions, all in a camera module only 6mm high. We have shipped millions of CMOS camera phone solutions since the end of 2002 from our Singapore plant to the leading European cell phone manufacturers.

Microcontroller Group

Our Microcontroller Group provides competitive, high-volume 8-, 16- and 32- bit microcontrollers for all major application segments. This family of products has been developed with a wide portfolio of processes capable of embedding nonvolatile memories such as erasable programmable read-only memory, (“EPROM”) electrically erasable programmable read-only memory (“EEPROM”) and Flash memories. In 2003 we introduced new products for the ST7Lite series of integrated 8-bit Flash microcontrollers. The ST7FLite1 and ST7Flite2 are suited for a wide range of high volume applications including appliances, alarms, sensors, battery-powered products, industrial controls and many other portable and low cost systems.

Back to Contents

Memory Products Group

The Memory Products Group (“MPG”) designs, develops and manufactures a broad range of semiconductor memory and Smart card products.

Our MPG is organized into nonvolatile memory and Smart card divisions: (i) wireless Flash memories; (ii) high density & consumer NOR Flash memories; (iii) standard nonvolatile memories; (iv) serial nonvolatile memories; (v) RAM & automotive NOR Flash; (vi) nonvolatile RAM (“NVRAM”) & programmable systems memories (“PSM”); (vii) NAND Flash & storage media; (viii) Smart card ICs; and (ix) Incard.

Flash memory technology, which is one of the enablers of digital convergence, is the core of our nonvolatile memory activity. The products developed by the various nonvolatile memory divisions are complementary and are addressing different functions and/or market segments.

In 2003, we made two acquisitions which complemented our product portfolio in the Smart card field: Proton Technologies (a company with expertise in the field of operating software (“OS”) and applications development) and Incard (a company with expertise in card manufacturing and electrical and graphical personalization and global delivery and support for the Smart card market, particularly in the high end mobile phone market).

(i) Wireless Flash memories. Wireless applications have very specific requirements in terms of power consumption, packaging and memory addressing. As a result, wireless Flash memories are more comparable to dedicated products than pure standard products. We offer a very wide portfolio of wireless Flash memories. The latest 256 M-bit, 2 bit/cell, 1,8V serves the needs of the next generation of multimedia phones. The production of wireless Flash is being converted to 130nm, while 90nm will be introduced at the end of 2004.

(ii) High Density & Consumer NOR Flash. We support the consumer market with 64 and 128 M-bit, 3V Flash memories which contains specific security features for applications such as set-top boxes. Our product development of 3V technology will follow the same roadmap as wireless Flash and extend to 256 M-bit and above.

(iii) Standard Nonvolatile memories. We produce a broad range of industry standard, general purpose Flash memories from 1 to 32 M-bit as well as the more mature EPROM, from 16 K-bit to 32 M-bit. Efficient manufacturing together with our sales and distribution channels have contributed to the exploitation of our technological advantage in EPROM. The same approach is being applied to industry standard Flash.

(iv) Serial Nonvolatile memories. We offer serial Electronically Erasable Programmable Read-Only Memory up to 512 K-bit, and serial Flash memories (“SNVM”). Serial EEPROMs are the most popular type of EEPROMs and are used in computer, automotive and consumer applications. Combining the typical interface of serial EEPROM and Flash technology, we pioneered the concept of serial Flash. Serial Flash allows integration of up to 32 M-bit in an 8-pin package for a large variety of applications.

(v) RAM & Automotive NOR Flash. We have introduced a range of low power SRAM-products from 256 K-bit to 16 M-bit in various voltages. These are aimed primarily at satisfying the memory requirements of wireless applications, as a complement of our Flash offerings, specifically to stack them together with Flash in the same multi-chip package.

We are offering a range of automotive Flash from 4 to 32 M-bit with automotive specific features. We have elaborated a specific manufacturing flow designed to meet the highest automotive reliability requirements.

(vi) Nonvolatile Random Access Memory (“NVRAM”) & Programmable Systems Memories (“PSM”). We are producing a wide range of nonvolatile RAMs (battery backed-up SRAM) used in computers, industrial and telecommunications equipment. Building on the specific IP developed for the NVRAMs; we are also extending our range with new real-time clock (“RTC”), reset and microprocessor supervisor families.

Our strategy of developing innovative, differentiated and value-added products allows us to offer configurable memory systems, integrating multiple memory types and control logic. These products serve a variety of applications such as point of sales terminals, power meters; white goods.

(vii) NAND Flash and Storage Media. In 2004 we are beginning to offer NAND Flash products pursuant to a co-development and manufacturing agreement with Hynix. The first product (512 M-bit, in 0.115mm) is now available in production, while at the end of this year, the 1 G-bit at 90nm will also be introduced. NAND Flash

Back to Contents

are primarily used to store information such as music, still pictures, video, data files in a variety of consumer applications, including mobile phones, MP3 readers, USB keys and digital still cameras.

(viii) Smart card IC. Smart cards are card devices containing integrated circuits that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay telephone systems, cellular telephone systems and banks, as well as pay television systems and ID/passport cards. Other applications include medical record applications, card-access security systems, toll-payment and secure transactions over the Internet applications. We have a long track record of leadership in Smart card ICs. Our expertise in security is a key in leading the finance and pay-TV segments and developing the IT applications. Our mastering of the nonvolatile memory technologies is instrumental to offer the highest memory sizes (up to 128 KBytes and even 1 MByte), particularly important to address the emerging high end mobile phone market. Our offer in embedded software provides added value to our silicon and contributes to facilitate the Smart card market development. Proton Technologies is now part of the Smart card IC division.

(ix) Incard. The division develops, manufactures and sells plastic cards (both memory- and microprocessors- based) for banking, identification and telecom applications. Incard operates as a stand alone organization and also directly controls the sales force for this kind of product.

Discrete and Standard ICs Group

The Discrete and Standard ICs Group (“DSG”) designs, develops and manufactures discrete power devices, (power transistors and other discrete power devices), standard linear and logic ICs, and radio frequency products.

Our discrete and standard products are manufactured using mature and state-of-the-art technology processes. Although such products are less capital-intensive than other ST products, we are continuously improving product performance and developing new product features. We have a wide customer base, and a large percentage of our discrete and standard products are sold through distributors.

(i) Power Transistors. We design, manufacture and sell power transistors, which operate at high current and high voltage levels in a variety of switching and pulse-mode applications. We have three power transistor divisions: Bipolar Transistors, Power MOSFETs (Metal- Oxide-Silicon Field Effect Transistors) plus IGBT’s (Insulated Gate Bipolar Transistors) and VIPpower (Vertical Intelligent Power) devices.

Our bipolar power transistors are used in a variety of high-speed, high-voltage applications, including SMPS (Switch Mode Power Supply) applications, television/monitor deflection circuits and lighting systems. Particularly, our new family of ESBT (Emitter Switch Bipolar Transistor) is suitable for high current – high voltage applications, including auxiliary power suppliers, welding machines and PFC (Power Factor Corrector).

Our family of “VIPpower”™ (Vertical Intelligent Power) products, as well as Omnifets exhibit the operating characteristics of power transistors while incorporating full thermal, short-circuit and over-current protection and allowing logic-level input. VIPower products are used in consumer goods (lamp ballasts, battery chargers etc.) and automotive products (ignition circuits, central locking systems, transmission circuits, etc. ). Omnifets are power MOSFETs with fully integrated protection devices for a variety of sophisticated automotive and industrial applications.

(ii) Others Discrete Power Devices. We manufacture and sell a variety of discrete power devices, including rectifiers, protection devices and thyristors (silicon controlled rectifiers or “SCRs” and Triacs). Our devices are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor control and power control devices). More specifically, rectifiers are used in voltage converters and voltage regulators, protection devices to protect electronic equipment from power supply spikes or surges, and thyristors vary current flows through a variety of electrical devices, including lamps and household appliances.

We offer a highly successful range of standard products built with our proprietary Application Specific Discrete (“ASD”™) technology, which allows a variety of discrete structures (diodes, rectifiers, thyristors) to be merged into a single device optimized for specific applications such as interference filtering (“EMI”) for cellular phones. We have recently developed some electronic devices integrating both passive and active components on the same chip, “IPAD” or Integrated Passive and Active Devices, which are widely used in the wireless handset market.

Back to Contents

(iii) Standard Logic and Linear ICs. We produce a variety of high-speed complimentary metal-oxide on-silicon (“HCMOS”) logic device families, which include clocks, registers, gates and latches. Such devices are used in a wide variety of applications, including portable computers, computer networks and telecommunications systems. We also offer standard linear ICs covering a variety of applications, including amplifiers, comparators, decoders, detectors, filters, modulators, multipliers and voltage regulators.

(iv) Radio Frequency Products. We supply components for radio frequency (“RF”) transmission systems used in television broadcasting equipment, radar systems, telecommunications systems and avionic equipment. We are targeting new applications for our RF power products, including two-way wireless communications systems (in particular, cellular telephone systems) and commercial radio communication networks for business and government applications.

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

Partnerships with other semiconductor industry manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. We have been collaborating with Philips Semiconductors International B.V. for the joint development of CMOS process technologies in Crolles, France, since 1992. We are cooperating with Motorola Inc. and Philips Semiconductors International B.V. for the joint research and development of CMOS process technology to provide 90 nanometer to 32 nanometer chip technologies on 300mm wafers, as well as the operations of a 300mm wafer pilot line fabrication facility (or “fab”) which has been built in Crolles, France. Joint investment may reach $1.5 billion in capital expenditures in the coming years with the stated goal of accelerating the development of future technologies and their proliferation throughout the semiconductor industry. TSMC is also involved in such cooperation for specific programs.

We began working with Texas Instruments in 2002 to jointly define and promote an open standard for wireless application processor interfaces. This initiative has now broadened and is known as the Mobile Industry Processor Interface (“MIPI”) Alliance. It now includes 34 members that collaborate as mobile industry leaders with the objective of defining and promoting open standards for interfaces to mobile application processors. Through these open standards, the MIPI Alliance intends to speed deployment of new services to mobile users by establishing specifications for standard hardware and software interfaces to mobile application processors and encouraging the adoption of those standards throughout the industry. We are board members of MIPI.

We have also established joint development programs with leading suppliers such as Air Liquide, Applied Materials, ASM Lithography, Canon, Hewlett-Packard, KLA-Tencor, LAM Research, MEMC, Schlumberger, Teradyne and Wacker and with computer-aided design (“CAD”) tool producers, including Cadence, Co Ware and Synopsys. We also participate in joint European research programs, such as the MEDEA+ and ITEA programs, and cooperate with major research institutions and universities.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to approximately 1,200 direct customers. We also sell our products through distributors. Major customers include Alcatel, Bosch, DaimlerChrysler, Delphi, Delta, Echostar, Ericsson, Hewlett- Packard, Marelli, Matsushita, Maxtor, Nokia, Nortel Networks, Philips, Pioneer, Samsung, Schlumberger, Scientific Atlanta, Seagate Technology, Siemens, Sony, Thomson and Western Digital. To many of our key customers we provide a wide range of products, including dedicated products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers’ requirements for other products, including discrete devices, programmable products and memory products.

Back to Contents

The following table sets forth certain of our significant customers and certain applications for our products:

Telecommunications
Customers:	Alcatel	Kyocera	Nortel Networks	Siemens
	Humax	Motorola	Philips	Sony Ericsson
	Huawei	Nokia	Sagem	Thomson

Applications:	Central office switching systems Digital cellular telephones Wireless networking (Bluetooth)		Telephone terminals (wireline and wireless) Internet access (xDSL) Data transport (routing, switching for electronic and optical networks)

Computer Systems
Customers:	Acer	Creative Technology	Lexmark	Samsung
	Agilent Technologies	Hewlett-Packard/Compaq	Logitech	Seagate
	Alpine	IBM	Maxtor	Western Digital
Delta

Applications:	Data storage		Printerst
	Monitors and displays		Imaging
	Webcams		Power management

Automotive
Customers:	Bosch	Delphi	Lear	Pioneer
	Conti	Denso	Marelli	Siemens
	DaimlerChrysler	Hella	Motorola	Valeo
Visteon

Applications:	Airbags Antiskid braking systems Car radio Body and chassis electronics		Engine management systems (ignition and injection) Multiplex wiring kits Global positioning systems Car multimedia

Consumer Products
Customers:	Agilent Technologies	Kenwood	Philips	Sony
	Bose Corporation	Matsushita	Pioneer	Thomson
	Echostar	Microsoft	Samsung	Vestel
	Hughes	Olympus	Scientific Atlanta

Applications:	Audio processing (CD, DVD, Hi-Fi)		DVDs
	Digital cameras		Set-top boxes
	Digital music players		Analog TVs
	Digital TVs		VCRs

Industrial and Other Applications
Customers:	American Power	Delta	Nagra	Schlumberger
	Conversion	Gemplus	Oberthur	Siemens
	Astec	HP/Compaq	Orange	Toppan
	Autostrade	Liton	Philips

Applications:	Battery chargers		Lighting systems (lamp ballasts)
	Smart card ICs		Motor controllers
	Industrial automation and control systems		Power supplies
	Intelligent power switches		Switch mode power supplies

In 2003, our largest customer, Nokia, represented 17.9% of our net revenues, compared to 17.6% in 2002 and 19.3% in 2001. No other single customer accounted for more than 10% of our net revenues. Sales to our OEM customers accounted for approximately 82% of our net revenues in 2003, from approximately 84% of our net revenues in 2002 and 83% in 2001. Sales to our top ten OEM were approximately 46% of total revenues in 2003 and 49% both in 2002 and 2001. We have several large customers, certain of whom have entered into strategic alliances with us. Many of our key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 18% of our net revenues in 2003 were made through distributors, compared to 16% in both 2002 and 2001. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our customers or distributors, changes or reductions in bookings, or product returns by our key customers or distributors could adversely affect our operating results. In addition, when there is overcapacity, we have been in the past and may in the future be

Back to Contents

driven to lower prices in response to competitive pressures and may expect a higher number of order cancellations, particularly by distributors for commodity products.

Sales, Marketing and Distribution

We operate regional sales organizations in Europe, North America, Asia/Pacific, Japan and Emerging Markets which include Latin America, Africa, Eastern Europe, the Middle East and India. For a breakdown of net revenues by product group and geographic region for each of the five years ended December 31, 2003, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Segment Information”.

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

In the North America region, the sales and marketing team is organized into eight business units. They are located near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial (Boston, Massachusetts), consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California and Longmont, Colorado), data storage (San Jose, California and Longmont, Colorado), communications (Dallas, Texas) and distribution (Boston, Massachusetts). Each regional business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system-oriented products. This structure allows us to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with our current product portfolio. A central product marketing operation in Boston provides product support and training for standard products for the North American region, while a logistics center in Phoenix supports just-in-time delivery throughout North America. In addition, a comprehensive distribution business unit provides product and sales support for the nationwide distribution network.

In the Asia/Pacific region, sales and marketing is organized by country and is managed from our regional sales headquarters in Singapore. We have sales offices in Taiwan, Korea, China, Hong Kong, Malaysia, Thailand and Australia. The Singapore sales organization provides central marketing, customer service, technical support, logistics, application laboratory and design services for the entire region. In addition, there are design centers in Taiwan, Korea, Hong Kong and Shenzhen.

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

The Emerging Markets region includes Latin America, Africa, Eastern Europe, the Middle East and India, as well as our design and software development centers in both India, which employs approximately 1,500 people, and Prague, which employs approximately 200 people, in a wide range of activities. We intend to increase our focus on this region to enhance our presence in these new markets.

The sales and marketing activities carried out by our regional sales organizations are supported by the product marketing that is carried out by each product division, which also include product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. We have recently initiated a program to expand our customer base. This program’s key elements include adding sales representatives, adding regional competence centers and new generations of electronic tools for customer support.

Each of the five regional sales organizations operates dedicated distribution organizations. To support the distribution network, we operate logistic centers in Saint Genis, France; Phoenix, Arizona and Singapore, and have made considerable investments in warehouse computerization and logistics support with the focus on demand generation for new and existing applications and to promote complete systems solutions.

We also use distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders

Back to Contents

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

At the request of certain of our customers, we are also selling and delivering our products to Electronic Manufacturing Suppliers (“EMS”), which, on a contractual basis with our customers, incorporate our products into the dedicated products which they manufacture for our customers.

Research and Development

We believe that research and development is critical to our success, and we are committed to increasing research and development expenditures in the future. In periods of industry downturn, such as in 2001, 1998 and 1997, we continue to invest strongly in research and development, while reducing our other general expenses. In 2003, we spent $1,238 million on research and development, which represented a 21.1% increase from $1,022 million in 2002, while 2002 spending represented a 4.5% increase from $978 million in 2001. The table below sets forth information with respect to our research and development spending since 1999. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales:

	Year ended December 31,
	2003	2002	2001	2000	1999

	(in millions, except percentages)
Expenditures	$1,238.0	$1,022.3	$977.9	$1,026.3	$836.0
As a percentage of net revenues	17.1%	16.2%	15.4%	13.1%	16.5%

Approximately 86% of our research and development expenses in 2003 were incurred in Europe, primarily in France and Italy. See “—Public Funding”. As of December 31, 2003, approximately 8,800 employees were employed in research and development activities worldwide.

Our policy in the field of research and development is market driven, focused on leading-edge products and technologies, in close collaboration with strategic alliance partners, leading universities and research institutes, key customers and blue chip equipment manufacturers working at the cutting edge of their own markets. We invest in a variety of research and development projects ranging from long-term advanced research for the acceleration, in line with industry requirements and roadmaps, of our broad range of process technologies including BICMOS, bipolar, CMOS, and DMOS (“BCD”), High Performance Logic, stand-alone and embedded Flash and other nonvolatile memories, to the continued expansion of our system level design expertise and IP creation for advanced architecture for System-on-Chip integration, as well as new products for many key applications in the field of digital consumer wireless communications and networking, computer peripherals, Smart cards and car multimedia among others.

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

The central research and development units participate in several strategic partnerships. Our manufacturing facility at Crolles, France houses a research and development center that is operated in the legal form of a French Groupement d’intérêt économique (“GIE”) named “Centre Commun de Microelectronique de Crolles”. Laboratoire d’Electronique de Technologie d’Instrumentation (“LETI”), a research laboratory of Commissariat de l’Energie Atomique (“CEA”) an affiliate of Areva Group (one of our indirect shareholders), is our partner. Until December 31, 2002, France Telecom R&D (France Telecom is also one of our indirect shareholders) was a member of this GIE.

Back to Contents

We also cooperate with Philips Semiconductors International B.V., Motorola Inc. as part of the “Crolles2 Alliance” to jointly develop sub-micron CMOS logic processes to provide 90-nanometer to 32-nanometer chip technologies on 300mm wafers and to build and operate an advanced 300mm wafer pilot line in Crolles, France. The three partners of the Crolles2 Alliance have an agreement to develop and align their core CMOS process with TSMC for second-sourcing and standardization. The pilot line was officially inaugurated on February 27, 2003, and the first silicon rolled off the line during the first quarter of 2003. Joint investment is intended to reach $1.5 billion in the coming years, with the stated goal of accelerating the development of future technologies and their proliferation throughout the semiconductor industry.

However, there can be no assurance that we will be able to achieve this objective on satisfactory terms, that the alliance will be successful or will enable us to effectively partner to meet customer demands or that its operations will not be adversely affected by unforeseen events and the sizeable risks related to the development of new technologies, which could materially adversely affect our business, results of operations and prospects. See “Item 3. Key Information—Risk Factors—Our research and development efforts in the field of CMOS process development are dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure of such alliances in developing new process technologies in line with market requirements”.

On April 22, 2004, we announced an agreement with CEA for a four-year research and development project called Nanotec 300 with the three partners of the Crolles2 Alliance, to expire in 2007. The agreement foresees the joint development of nanoelectronic technologies for 45-, 32-nanometer-and-below CMOS nodes on 300mm wafers. The research will be conducted by LETI in Grenoble, covering four areas: advanced patterning; front-end materials and process steps; advanced devices; and back-end materials and process steps. The project Nanotec 300 is supported by a total investment of 300 million euros funded by the members of the Crolles2 Alliance and various French government authorities.

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

A technical center in Noida, India, develops design software and computer-aided design (“CAD”) libraries and tools. In 2004, we announced plans to open another technical center housing 100 engineers in Bangalore, India. We have developed a wide network of cooperation with several universities worldwide, including in the United Kingdom (Bristol), Italy (Bologna, Catania, Genoa, Lecce, Milan, Naples, Palermo, Pavia, Pisa, Rome and Turin), France (Grenoble, Marseille, Montpellier, Toulouse and Tours), the United States (Carnegie Mellon, Stanford, Princeton, Berkeley, UCSD and UCLA) and Singapore for basic research projects on design and process development.

In addition to central research and development, each operating division conducts independent research and development activities on specific processes and products focusing on developing an advanced range of the key technological building blocks required by targeted applications. These building blocks include (i) motion picture experts group (“MPEG2”) decoder ICs; (ii) a family of 16-bit (ST10, super 10), 32-bit (ST20) and 64-bit microcontrollers; (iii) a family of general purpose DSP cores for embedded applications as well as several dedicated DSP cores for specific applications; (iv) embedded volatile (DRAM and SRAM) and nonvolatile (EPROM, EEPROM and Flash) memories; (v) the Nomadik family of microprocessors; (vi) ADSL platforms; and (vii) CMOS imaging systems. Applying our broad range of technologies and our expertise in diverse application domains, we are currently embedding dedicated, semicustom circuits and these advanced building blocks on the same chip, in addition to the many dedicated and semicustom ICs developed using power analog, digital and mixed signal technologies.

Intellectual Property

Intellectual property rights that apply to our various products include patents, copyrights, trade secrets, trademarks and maskwork rights. We own more than 19,000 patents or pending patent applications which have been registered in several countries around the world and correspond to more than 8,600 patent families (each patent family containing all patents originating from the same invention). We owned 680 new patent applications filed around the world in 2003.

Back to Contents

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our circuit designs, manufacturing processes, packaging technology and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our intellectual property represents valuable property and intends to protect our investment in technology by enforcing all of our intellectual property rights. We have entered into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party intellectual property rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which could have a material adverse effect on our results of operations and ability to compete.

Intellectual Property Litigation

From time to time we are involved in intellectual property litigation and infringement claims. In particular, we are currently involved in litigation over patents with Motorola.

On July 1, 2003, Motorola filed a complaint asserting infringement of three patents against us in the United States District Court for the Eastern District of Texas, Beaumont Division, seeking, among other remedies, unspecified monetary damages and injunctive relief. We answered and counterclaimed by asserting infringement of three patents against Motorola, and seeking, among other remedies, unspecified monetary damages and injunctive relief. On July 18, 2003 we filed a separate patent infringement suit asserting infringement of three other patents against Motorola in a different Texas federal court, the Sherman Division of the Eastern District of Texas, again seeking, among other remedies, unspecified monetary damages and injunctive relief. Motorola answered the complaint and counterclaimed by accusing us of infringing four additional Motorola patents, seeking, among other remedies, unspecified monetary damages and injunctive relief. The litigation involves both circuit and process semiconductor technology. Discovery is proceeding in both cases, and the Beaumont and Sherman cases have tentative trial dates in February 2005 and November 2004, respectively.

In the event Motorola’s or other third-party intellectual property claims were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

Furthermore, we have received from time to time and may in the future receive communications alleging infringement of certain patents and other intellectual property right of others, which has been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims we would incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition. For information on other litigation, see “Item 8. Financial Information—Legal Proceedings” and “Item 3. Key Information—Risk Factors—We depend on patents to protect our rights to our technology”.

Back to Contents

Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation to reflect changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can reduce management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to our inability to match manufacturing capacity with such demand.

We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered.

Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

Our backlog (including frame orders) decreased significantly in 2001 from the levels of 2000, reflecting the most severe downturn in the semiconductor industry. Starting in 2002 we steadily registered an increase in the backlog (including frame orders) compared to 2001, which continued in 2003 compared to 2002. We entered 2004 with a backlog (including frame orders) approximately 30% higher than we had entering 2003.

Competition

Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of our product lines. We compete with major international semiconductor companies, some of which may have substantially greater financial and other more focused resources than we do with which to pursue engineering, manufacturing, marketing and distribution of their products. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own integrated circuit products and foundry operations. Some of our competitors are also our customers.

The primary international semiconductor companies that compete with us include Advanced Micro Devices, Agere Systems, Analog Devices, Broadcom, Elpida, IBM, Infineon Technologies, Intel, International Rectifier, Motorola, National Semiconductor, Nippon Electric Company, On Semiconductor, Philips Semiconductors, Renesas, Samsung, Texas Instruments and Toshiba.

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

Back to Contents

Except for our subsidiaries in Shenzen, China, in which we own indirectly 60% of the shares and voting rights, and Accent S.r.L. (Italy), in which we own 51% of the shares and voting rights, STMicroelectronics N.V. owns directly or indirectly 100% of all of our significant operating subsidiaries’ shares and voting rights, which have their own organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our subsidiaries pursuant to service agreements for which we receive compensation. For a list of our consolidated subsidiaries, see Note 3 to our Consolidated Financial Statements (the economic and voting stakes listed in Note 3 are identical).

Back to Contents

Property, Plants and Equipment

We currently operate 18 (as per table below) main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants (known as “fabs”) and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies

Front-end facilities
Crolles, France	Semicustom devices, microcontrollers and dedicated products	Fab: 200mm CMOS and BiCMOS; Research and Development on VLSI sub-micron technologies
Crolles2, France	Dedicated products	Fab: 300mm Research and Development sub-micron (0.09- micron and below) CMOS technology development
Phoenix, Arizona	Dedicated products	Fab: 200mm CMOS, BiCMOS, BCD
Agrate, Italy	Nonvolatile memories, microcontrollers and dedicated products	Fab 1: 150mm BCD, nonvolatile memories (will be converted to 200mm) Fab 2: 200mm Flash, embedded Flash, Research and Development on nonvolatile memories and BCD technologies
Rousset, France	Microcontrollers, nonvolatile memories and Smart card ICs and dedicated products	Fab 1: 150mm CMOS, Smart card (phase-out announced) Fab 2: 200mm 0.35/0.15-micron CMOS, Flash, Smart card, Embedded Flash (ramp up announced)
Catania, Italy	Power transistors, Smart Power ICs and nonvolatile Memories	Fabs 1/2: 150mm Power MOS, VIP (Vertical Intelligent Power) MO-3 and Pilot Line RF Fab 3: 200mm Flash, Smart card, EEPROM

Back to Contents

Location	Products	Technologies

Rennes, France	Dedicated and power products	Fab: 150mm 3/2-micron BiCMOS, BCD and bipolar (closure announced)
Castelletto, Italy	Smart power BCD	Fab: 150mm BCD and MEMS pilot line (closure announced)
Tours, France	Protection thyristors, diodes and application-specific discrete-power transistors	Fab: 125mm and 150mm discrete
Ang Mo Kio, Singapore	Dedicated products, microcontrollers, power transistors, commodity products; nonvolatile memories and dedicated products	Fab 1: 125mm, power MOS, bipolar transistor, bipolar ICs, standard linear Fab 2: 150mm bipolar, power MOS and BCD, EEPROM, Smart card, Micros Fab 3: 200mm BiCMOS, Flash (ramp-up announced)

Carrollton, Texas	Memories, microcontrollers, dedicated products; and semicustom devices	Fab: 150mm BiCMOS, BCD and CMOS (downsizing announced)

Back-end facilities
Muar, Malaysia	Dedicated and standard products, microcontrollers
Kirkop, Malta	Dedicated products, microcontrollers, semicustom devices
Tuas, Singapore	Dedicated products and nonvolatile memories
Toa Payoh, Singapore	Nonvolatile memories and power ICs
Ain Sebaa, Morocco	Discrete and standard products
Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems
Shenzhen, China(1)	Nonvolatile memories, discrete and standard products

(1)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.

As of December 31, 2003, we had a total of approximately 640,000 square meters of front-end facilities, comprised of approximately 410,000 square meters in Europe, approximately 90,000 square meters in the United States and approximately 140,000 square meters in Asia. We also had a total of approximately 250,000 square meters of back-end facilities.

At the end of 2003, our front-end facilities had total capacity of approximately 200,000, 150mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. We have six 200mm wafer production facilities currently in operation. Of these, four (at Crolles, France; Agrate, Italy; Catania, Italy and Phoenix, Arizona) have full capacity installed as of December 31, 2003; as of the same date, one (in Rousset, France ) has roughly half of the ultimate capacity installed and one (in Singapore) has less than 30% of installed capacity.

The first wafers were processed during the early portion of 2003 in our advanced 300mm wafer pilot-line fabrication facility in Crolles, France. We are proceeding along with our partners Philips Semiconductors International B.V. and Motorola Inc. with volume production here in the first half of 2004. The pilot line, initially designed to produce up to 1,000 wafers per week, should ramp up to 2,000 wafers per week by the end of 2004.

Back to Contents

The building shell for our future 300mm wafer volume manufacturing fabrication facility at Catania, Italy is completed and the facilitization phase, linked to the construction of a cogeneration plant, will conclude in the first half of 2005 with wafer production forecast shortly thereafter.

We have historically subcontracted approximately up to 15% of total volumes for back-end operations to external suppliers. In periods of high demand, we intend to outsource up to 20% of our front-end production requirements to external foundries, reducing outsourcing as needed to meet market conditions, when, due to reduced customer demand, the average level of front-end subcontracting was significantly lower.

We own all of our manufacturing facilities, except Crolles2, France, which is the subject of a capital lease.

During the most recent downturn in the industry, we limited our capital investment, allocating it to strategic projects such as the evolution of the production capability to lower geometries in the 200mm facilities; the development of advanced manufacturing processes (0.13 micron); the relentless improvement in the quality of our operations; the start-up of the new 200mm production facility in Singapore; the continuation of the two 300mm projects (Crolles, France, for pilot-line, Catania, Italy, for volume manufacturing); the ramp up to volume manufacturing of the new Bouskoura, Morocco back-end facility; and the completion of the extension of the back-end Shenzhen, China facility. We have also increased overall installed front-end capacity.

As of December 31, 2003, we had $888 million in outstanding commitments for purchases of equipment for delivery in 2004. The most significant of our 2004 capital expenditure projects are expected to be (i) the expansion of our 200mm and 150mm front-end facilities in Singapore; (ii) the expansion of the 200mm front-end plant in Rousset, France; (iii) the construction of the building for our 300mm wafer volume manufacturing fabrication facility in Catania, Italy; (iv) the upgrading of the 200mm front-end facility in Agrate, Italy; (v) the completion of the first phase of the joint project with Philips Semiconductors International B.V. and Motorola towards the start-up of the 300mm pilot line in Crolles, France; and (vi) increases in back-end capacity in Malaysia, Singapore, Morocco, Malta and Shenzhen, China. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We have decided to increase 2004 capital expenditures to approximately $2.2 billion in 2004 from the $1.6 billion initially budgeted although we have the flexibility to modulate our investments to changes in market conditions. Approximately two thirds of this amount will be allocated to leading-edge technologies and research and development programs.

Although each fabrication plant is dedicated to specific processes, our strategy is to develop local presences, better serve customers and mitigate manufacturing risks by having key processes operated in different manufacturing plants. In certain countries, we have been granted tax incentives by local authorities in line with local regulations, being recognized as an important contributor to the economies where our plants are located. In periods of industry capacity limitations, such as in 2000, we have sought, by purchasing from subcontractors both wafer foundry and back-end services, to minimize our capital expenditure needs. In difficult market conditions, we may face overcapacity issues, particularly in our older fabrication facilities that use mature process technologies. Like other semiconductor manufacturers, we could have mature fabrication facility capacity being only partially used, which may affect our cost of operations. Such overcapacity has led us, in recent years, to close manufacturing facilities using more mature process technologies. In 2001, we announced and closed our 150mm wafer manufacturing facility in Ottawa, and in 2002 we completed the closure of our 150mm wafer manufacturing facility in Rancho Bernardo, California. Pursuant to such closures and as a result of some of our more mature fabrication facility capacity being only partially used, we recorded in 2001 a total asset impairment and restructuring charge of $319 million, and additional charges of $27 million relating to the impairment of purchased technologies, goodwill on previous acquisitions and on certain investments. In 2002, we recorded impairment, restructuring charges and related closure costs of $34 million. In 2003, we recorded impairment, restructuring charges and other related closure costs of $205 million pursuant to a plan announced in October 2003 to increase our cost competitiveness by restructuring our 150mm fab operations and part of our back-end operations. The total cost of this restructuring plan is expected to be approximately $350 million. See “Item 5. Operating and Financial Review and Prospects”.

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

Back to Contents

results of operations, we have from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry.

No assurance can be given that we will be able to increase manufacturing efficiency in the future to the same extent as in the past or that we will not experience production difficulties in the future.

As is common in the semiconductor industry, we have from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, have suffered delays in product deliveries or reduced yields. There can be no assurance that we will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, production bottlenecks, construction delays, equipment failure or maintenance, ramping up production at new facilities, upgrading or expanding existing facilities, changing our process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that require state-of-the-art sub-micron technology and larger-sized wafers has increased the potential for losses associated with production difficulties, imperfections or other causes of defects. In the event of an incident leading to an interruption of production at a fab, we may not be able to shift production to other facilities on a timely basis, or the customer may decide to purchase products from other suppliers, and, in either case, the loss of revenues and the impact on our relationship with our customers could be significant. Our operating results could also be adversely affected by the increase in our fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately. Finally, in periods of high demand, we increase our reliance on external contractors for foundry and back-end service. Any failure to perform by such subcontractors could impact our relationship with our customers and could materially affect our results of operations.

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

Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation, for research and development and for capital investment and low-interest-financing related to incentive programs for the economic development of under-developed regions. Eligibility for public funding projects may require, among other things, compliance with European Commission (“EC”) regulations and approval by EU authorities as well as annual and project-by-project reviews and approvals.

The main programs for research and development in which we are involved include: (i) the Micro-Electronics Development for European Application (“MEDEA+”) cooperative research and development program; (ii) European Union research and development projects with FWP5 and FMWP6 (Fifth and Sixth Frame Program) for Information Technology; and (iii) national or regional programs for research and development and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national programs in France and Italy are subject to annual budget appropriation.

The MEDEA+ cooperative research and development program was launched in June 2000 by the Eureka Conference and is designed to bring together many of Europe’s top researchers in a 12,000 man-year program that covers the period 2000-2008. The MEDEA+ program replaced the joint European research program called MEDEA, which was a European cooperative project in microelectronics among several countries that covered the period 1996 through 2000 and involved more than 80 companies. In Italy, the Programma Nazionale per la Bioelettronica has more than 10 participants, and various programs for intervention in the Mezzogiorno (southern Italy) are open to eligible companies, including non-European companies, operating in the region and regulated by specific laws. In Italy, there are some national funding programs established to support innovation: FIRB (Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research), FAR (Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and FIT (Fondo per l’Innovazione Tecnologica, to fund precompetitive development). These programs are not limited to microelectronics. Italian programs often cover several years, but financial supply of each fund (FIRB, FAR or FIT) is typically subject to annual budget appropriation. In 2003 the accession to the FIT has been suspended, while the availability of the FAR resources has been limited to the programs mainly carried out in southern Italy. This is also true for the MEDEA+ projects, whose Italian activities are subject to the FAR rules and availability.

Back to Contents

In France, support for microelectronics is provided to over 30 companies manufacturing or using semiconductors. The amount of support under French programs is decided annually and subject to budget appropriation.

Public authority funding for research and development is reported in “Other Income and Expenses, net” in our consolidated statements of income. See Note 20 to the Consolidated Financial Statements. Such funding has totaled $58 million, $76 million and $76 million in the years 2001, 2002 and 2003 respectively. Government support for capital expenditures funding has totaled $77 million, $55 million and $62 million in the years 2001, 2002 and 2003 respectively. Such funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. Public funding reduced depreciation charges by $87 million, $74 million and $80 million in 2001, 2002 and 2003 respectively.

Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic’s Fund for Applied Research, established in 1988 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 2001, 2002 and 2003, we had $58 million, $62 million and $84 million respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 1.2%, 1.2% and 1.1% respectively.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those previously committed.

Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed.

Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, raw material suppliers and external subcontractors.

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

Our manufacturing processes use many raw materials, including silicon wafers, lead frame, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile. We obtain our raw materials and supplies from diverse sources on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. See “Item 3. Key Information—Risk Factors—Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply or increase prices”.

Finally, we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products. See “—Property, Plants and Equipment”. We also have an agreement with Hynix for the co-development and manufacturing of NAND products pursuant to which Hynix is supplying the co-developed NAND products to us, in part using equipment that we have provided on consignment for capacity dedicated to us.

Back to Contents

Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes. Consistent with our TQEM principles, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for new processes used by us as well as our suppliers. All of our manufacturing facilities have been certified to conform to ISO international quality standards and Eco Management and Audit Scheme (“EMAS”). We have participated in various working groups set up by the European Commission for the adoption of two directives on January 27, 2003: Directive 2002/95/CE on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive) and Directive 2002/96/CE on waste electrical and electronic equipment (“WEEE” Directive). Directive 2002/95 aims at banning the use of lead and other flame-retardant substances in manufacturing electronic components by July 1, 2006 at the latest. Directive 2002/96 promotes the recovery and recycling of electrical and electronic waste. Both directives must be transposed by the EU Member States into national legislation by July 1, 2004 at the latest. Furthermore a new legislative proposal by the European Commission deals with the registration, evaluation and authorization of Chemicals (“REACH”). We intend to proactively implement such new legislation when enacted, in line with our commitment toward environmental protection.

The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities. Any specific liabilities that we identify will be reflected on our balance sheet. To date we have not identified any such specific liabilities.

Because we have manufacturing facilities located in southern Italy (Catania, Sicily), we face the risk that an earthquake could damage these facilities, which would cause a reduction in our revenue and profitability. Any disruption in our product development capability or our manufacturing capability arising from earthquakes could cause significant delays in the production or shipment of our products until we are able to shift development or production to different facilities or arrange for third parties to manufacture our products. We may not be able to obtain alternate capacity on favorable terms or at all. The risk of earthquakes to our manufacturing facilities in southern Italy (Catania, Sicily) is significant due to the proximity of major earthquake fault lines to these manufacturing facilities. In addition, some of our suppliers are located in regions where there is a risk of earthquakes.

Industry Background

The Semiconductor Market

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems) to applications such as telecommunications systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of the total available market (the “TAM”), which includes all semiconductor products, as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor content has increased from approximately 12% in 1992 to approximately 18.3% in 2003. Calculated on a comparable basis, that is, without information with respect to actuators, which was not included in the indicator before 2003, the TAM increased 16.8%.

Back to Contents

Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data, the TAM increased from $32.5 billion in 1987 to $166.4 billion in 2003 (growing at a compound annual growth rate of approximately 10.7%). In 2002, the TAM increased by 1.3% and in 2003 by approximately 18.3%. On a sequential, quarter-by-quarter basis in 2003 (again, including actuators), the TAM decreased 2% in the first quarter over the fourth quarter 2002, while in the second quarter it increased by 3% over the first quarter, 14% in the third quarter over the second quarter, and 11% in the fourth quarter over the third quarter. To better reflect our corporate strategy and our current product offering, we measure our performance against our serviceable available market (“SAM”), redefined as the TAM without DRAMs, microprocessors and optoelectronic products. The SAM increased from approximately $27.8 billion in 1987 to $112.8 billion in 2003, growing at a compound annual rate of approximately 9.2%. The SAM increased by approximately 19.0% in 2003 compared to 2002. Calculated on a comparable basis, that is, without information with respect to actuators, which was not included in the indicator before 2003, the SAM increased 16.8%. In 2003, approximately 19.4% of all semiconductors were shipped to the Americas, 19.4% to Europe, 23.4% to Japan, and 37.8% to the Asia/Pacific region.

The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

	Worldwide Semiconductor Sales(1)						Compound Annual Growth Rates(2)
	2003	2002	2001	2000	1997	1987	02-03		01-02	00-01	87-03	87-97	97-02

	(in billions)						(expressed as percentages)
Integrated Circuits	$140.0	$120.5	$118.5	$176.9	$119.5	$25.4	16.2%		1.7%	(33.0)%	11.3%	16.7%	0.17%
Analog (linear and mixed-signal)	28.8	23.9	23.2	30.5	19.8	6.0	20.5		3.0	(24.0)	10.3	12.7	3.8
Digital Logic	78.7	69.6	70.4	97.2	70.4	14.0	13.0		(1.1)	(27.6)	11.4	17.5	0.2
Memory:
DRAM	16.7	15.2	11.2	28.9	19.8	2.4	9.8		35.7	(61.3)	12.9	23.5	(5.1)
Others	15.8	11.8	13.7	20.3	9.5	3.0	33.9		(13.9)	(32.7)	10.6	12.2	4.4

Total Memory	32.5	27.0	24.9	49.2	29.3	5.4	20.4		8.4	(49.5)	11.9	18.4	(1.6)
Total digital	111.2	96.6	95.3	146.4	99.7	19.4	15.1		1.4	(34.9)	11.5	17.8	(0.6)
Discrete	14.4	13.4	13.1	17.7	13.2	5.8	7.5		2.3	(25.8)	5.8	8.6	0.3
Optoelectronics	9.5	6.8	7.4	9.8	4.5	1.3	39.7		(8.1)	(24.8)	13.2	13.2	8.6

TAM	$166.4	$140.7	$139.0	$204.4	$137.2	$32.5	18.3	%(3)	1.2%	(32.0)%	10.7%	15.5%	0.5%

Europe	32.3	27.8	30.2	42.3	29.1	6.2	16.3		(7.9)	(28.6)	10.9	16.7	(0.9)
Americas	32.4	31.2	35.8	64.1	45.8	10.3	3.4		(12.8)	(44.2)	7.4	16.1	(7.4)
Asia/Pacific	62.8	51.2	39.8	51.3	30.2	3.3	22.8		28.6	(22.3)	20.2	24.8	11.1
Japan	38.9	30.5	33.2	46.7	32.1	12.7	27.7		(8.1)	(29.1)	7.2	9.7	(1.0)

TAM	$166.4	$140.7	$139.0	$204.4	$137.2	$32.5	18.3	%(3)	1.2%	(32.0)%	10.7%	15.5%	0.5%

(1)	Source: WSTS.
(2)	Calculated using end points of the periods specified.
(3)	Calculated on a comparable basis, that is, without information with respect to actuators, which was not included in the indicator before 2003, the TAM increased 16.8%.

Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long term. Factors that are contributing to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry in the Asia/Pacific region.

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

Semiconductors can be manufactured using different process technologies, each of which is particularly suited to different applications. Since the mid-1970s, the two dominant processes have been bipolar (the original technology used to produce integrated circuits) and complementary metal-on silicon oxide semiconductor (“CMOS”). Bipolar devices typically operate at higher speeds than CMOS devices, but CMOS devices consume less power and permit more transistors to be integrated on a single IC. CMOS has become the prevalent technology, particularly for devices used in personal computers and consumer applications. Advanced technologies have been developed during the last decade that are particularly suited to more systems-oriented

Back to Contents

semiconductor applications. BiCMOS technologies have been developed to combine the high-speed and high-voltage characteristics of bipolar technologies with the low power consumption and high integration of CMOS technologies. BCD technologies have been developed that combine bipolar, CMOS and diffused metal-on silicon oxide semiconductor (“DMOS”) technologies. Such systems- oriented technologies require more process steps and mask levels, and are more complex than the basic function-oriented technologies.

Semiconductors are often classified as either discrete devices (such as individual diodes, thyristors and transistors, as well as optoelectronic products) or integrated circuits (in which thousands of functions are combined on a single “chip” of silicon to form a more complex circuit). Compared to the market for ICs, there is typically less differentiation among discrete products supplied by different semiconductor manufacturers. Also, discrete markets have generally grown at slower, but more stable, rates than IC markets.

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

Analog/digital (or “mixed-signal”) ICs combine analog and digital devices on a single chip to process both analog signals and digital data. System designers are increasingly demanding system-level integration in which complete electronic systems containing both analog and digital functions are integrated on a single IC.

Digital devices are divided into two major types: memory products and logic devices. Memory products, which are used in electronic systems to store data and program instructions, are classified as either volatile memories (which lose their data content when power supplies are switched off) or nonvolatile memories (which retain their data content without the need for constant power supply).

The primary volatile memory devices are dynamic random access memory (“DRAMs”), which accounted for approximately 10% of semiconductor memory sales in 2003, and static RAMs (“SRAMs”). SRAMs are roughly four times as complex as DRAMs. DRAMs are used in a computer’s main memory. SRAMs are principally used as caches and buffers between a computer’s microprocessor and its DRAM-based main memory and in other applications such as mobile handsets.

Nonvolatile memories are used to store program instructions. Among such nonvolatile memories, read-only memories (“ROMs”) are permanently programmed when they are manufactured while programmable ROMs (“PROMs”) can be programmed by system designers or end-users after they are manufactured. Erasable PROMs (“EPROMs”) may be erased after exposure to ultraviolet light and reprogrammed several times using an external power supply. Electrically erasable PROMs (“EEPROMs”) can be erased byte by byte and reprogrammed “in- system” without the need for removal.

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

Back to Contents

Insurance

We have corporate insurance policies with primary international insurance carriers to cover the following business risks worldwide:

•	property damage;

•	business interruption;

•	general liability risks;

•	directors and officers liability; and

•	transportation.

Our typical insurance policies are for a twelve-month period and will expire on December 31, 2004, except for our directors and officers policy, which covers a 15 month-period and which will expire on March 31, 2005. Under each such policy, insurers may pay up to a maximum of $500 million and our deductible may be up to $15 million per event.

Our coverage is subject to certain terms, conditions, limits and exclusions. If an event in one of our plants, for example an earthquake, were to impact our results of operations by amounts exceeding our level of insurance coverage and any other compensation available to us, it would have a material adverse effect on our operations. We do not own or participate in any captive insurance company.

Back to Contents

Item 5. Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included in this Form 20-F. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to those set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors”. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the following section “Results of Operations”. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves, warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other special charges, and assumptions used in calculating pension obligations, deferred income tax assets and liabilities and valuation allowances and provisions for specifically identified income tax exposures. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements.

•
Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when the rights and risks of ownership of the goods are passed to our customers, which usually occurs at the time of shipment. We determine the amount of reported revenues based on certain judgments or estimates and this amount of reported revenue may vary if we elect to make different judgments or estimates. A portion of our sales is made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on hand under certain circumstances. Provisions are made at the time of sale for estimated product returns and price protection, which may occur under the contractual terms agreed with these customers. These provisions are based on the latest historical data and expected evolution of market prices. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to worsen, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers return our products from time to time for technical reasons. In some cases, these returned products are reworked and shipped back to customers. We analyze the status of product returns and record provisions accordingly.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends. In 2003, we recorded a provision of 1.0% of total receivables, compared to a provision of 1.5% in 2002. In addition, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Back to Contents

•
Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 2003, the value of goodwill amounted to $267 million.

•
Impairment of goodwill. Since January 1, 2002, goodwill acquired in business combinations has no longer been amortized and is subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a level of reporting referred to as a reporting unit. We define our reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 29 of the Consolidated Financial Statements. Potential impairment exists when the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit and allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including goodwill. If the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill.

•
Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In assessing recoverability, we estimate the expected discounted future cash flows associated with the intangible assets and compare this to their carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution, our market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired not in line with our estimates may therefore require impairment of certain intangible assets. At December 31, 2003, the value of intangible assets amounted to $325 million.

•
Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which can quickly become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.

We estimate the useful life of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

Back to Contents

We assess the carrying value of our property, plant and equipment whenever changes in circumstances indicate their carrying amount may not be recoverable. In assessing recoverability, we estimate the expected future cash flows associated with the tangible asset or group of assets and compare this to their carrying value. Significant estimates used in determining the undiscounted future cash flows include the industry evolution, the utilization of our fabrication facilities and the ability to upgrade such facilities, changes in selling price and the adoption of new technologies. Potential impairment exists when the carrying value of a tangible asset exceeds the future cash flows expected to be generated by the use of the asset and its eventual disposition. In such case, an impairment charge is recognized for the excess of the carrying value over the fair value. We mainly use the discounted expected cash flow technique to estimate fair value. Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets, and significant changes in how we use the assets in our plants. During 2003, impairment charges were recorded to reduce the carrying value of property plant and equipment by $149 million.

•
Inventory. The inventory is stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity which are not included in the valuation of inventories but charged directly to cost of sales.

The valuation of inventory also requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence and excess inventory are estimated based on order backlog and the previous quarter’s sales and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, and if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory write-down charges, which would have a negative impact on our gross margin.

•
Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us to develop formalized plans for the exiting or disposing of certain activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for on-going benefit arrangements such as severance and outplacement costs, and other restructuring costs meeting the criteria for a liability as described above. Given the significance of, and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we are operating in a highly cyclical industry, we continue to evaluate the business evolution and in case of stronger or new initiatives which may include production curtailment or closure of other manufacturing facilities, we may be required to take additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and have a material adverse effect on our results of operations or financial condition. In 2003, the amount of restructuring charges and other related closure costs was $44 million pre-tax.

•
Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statements purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood to recover our deferred tax assets. If recovery is not likely, we are required to increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As of December 31, 2003, we believed that all of the deferred tax assets, net of evaluation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to

Back to Contents

recover our deferred tax assets or in our estimates of the valuation allowance, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether and to the extent that additional taxes will be due. If we ultimately determine that payment of the amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

•
Patent and other intellectual property litigation or claims. We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We record a provision when we estimate that the claim could successfully be asserted in a court of law, when the loss is considered probable and in the absence of a valid offset or counterclaim. In the event of litigation which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party intellectual property claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

•
Other claims. We are subject to the possibility of various loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and claims for environmental damages. When determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. We will record a provision when we estimate that the claim could successfully be asserted. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

2003 Highlights

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).

Year-over-year semiconductor industry data for 2003 indicate that revenues have improved from levels recorded for 2002, driven by a more favorable economic environment and, in the most recent quarters, by better pricing trends in certain product families.

Based upon recently published industry data, semiconductor industry revenue increased year-over-year by approximately 18.3% for the TAM in 2003, to reach an estimated $166.4 billion, and by approximately 19.0% for the SAM, to reach an estimated $112.8 billion. Calculated on a comparable basis, that is, without information with respect to actuators, which was not included in the indicators before 2003, the TAM and the SAM both increased 16.8%. In the fourth quarter of 2003, the TAM increased approximately 28% year-over-year and approximately 11% sequentially. The industry data for the SAM indicate an increase of approximately 27% in the fourth quarter of 2003 compared to the fourth quarter of 2002 and an increase of approximately 12% sequentially.

Based upon this published industry data, our year-over-year net revenue performance was lower than the SAM, as our net revenues in 2003 increased 14.6% compared to 2002. In 2003, we recorded net revenues of $7,238 million, compared to $6,318 million in 2002, with the increase driven primarily by unit demand on the part of our strategic customer alliances, as well as increased demand from key customers. Our 2003 fourth quarter revenues of $2,113 billion increased 18.3% versus fourth quarter 2002 and 17.1% sequentially. Our fourth quarter 2003 revenue performance was stronger than the SAM on a sequential basis, fueled by a combination of both

Back to Contents

seasonal and fundamental end market demand. During the fourth quarter of 2003, we experienced solid order flows from key applications within our targeted market segments, and at the same time, we posted a 45% sequential increase in Flash memory product sales.

We maintained our leadership positions in key targeted markets and applications and successfully completed the first phase of our marketing program to accelerate revenue increase throughout our broad range of products to an expanded customer base. Gross profit and operating income did not keep pace with revenue increase during 2003, although we remained solidly profitable for the year, as we did during the severe industry downturns of 2001 and 2002. However, our profitability levels were significantly limited due to a number of factors which mainly include: (i) the continuing decline of the U.S. dollar that negatively affected our reported cost of sales and operating expenses more than the favorable impact on revenues; (ii) the industry-wide overcapacity and the resulting competitive pricing pressures that persisted throughout most of 2003; and (iii) the charges associated with the restructuring plan launched in the second half of 2003, which was initiated to increase the competitiveness of our 150mm wafer fab manufacturing by migrating the largest part of our European and U.S. 150mm fabs either to finer geometry 200mm wafer fabs or to our 150mm wafer fab in Singapore, while enhancing our overall manufacturing capacity. We continued to invest significant resources in research and development and in marketing activities. In 2003, we also reduced our interest expense and extended the maturity of certain long-term debt through the restructuring of our financial debt; we raised net proceeds of $1,386 million by issuing Zero Coupon Senior Convertible Bonds due 2013, with a negative interest rate of 0.5%, and a large portion of the proceeds was used to repurchase the existing Zero Coupon Senior Convertible Bonds due 2010 with an interest rate of 3.75%. As a result of the repurchases, we expect to benefit from interest expense savings of approximately $30 million in 2004.

In summary, our profitability in 2003 was negatively affected mainly by the following factors:

•	Negative pricing trends due to the industry’s manufacturing overcapacity: Our average selling prices declined by approximately 6%, as pure pricing effect, in 2003 compared to 2002.

•
The impact of the U.S. dollar exchange rate against the euro and other currencies: Our profitability is impacted by exchange rate variations since our cost of sales and our operating expenses are mainly denominated in euro and other currencies, while our revenues are mainly denominated in U.S. dollars. This translated into an increase in our cost of sales and our operating expenses, which was significantly higher than the favorable impact on our revenues.

•
Our determination to continue to invest in research and development and other strategic programs: Our research and development expenses increased 21% in 2003, as we added approximately 1,100 more people compared to 2002.

•
The impairment, restructuring charges and other related closure costs related to our announced restructuring plan: These costs, for an amount of $205 million before taxes in 2003, are related to the plan that we finalized in the third quarter 2003 to restructure our 150mm fab operations and part of our back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to a finer geometry 200mm wafer fab. The plan includes the discontinuation of the production of Rennes, France, the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto, Italy, the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate, Italy and Rousset, France will be gradually phased out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity.

•
The loss on extinguishing convertible debt: In order to restructure our debt at substantially lower average cost, in 2003, we repurchased on the market approximately $1,674 million aggregate principal amount at maturity of its 3.75% Zero Coupon Senior Convertible Bonds due 2010. In relation to these repurchases, we registered in our 2003 statements of income a non-operating pre-tax charge of $39 million.

The higher volume of sales, the more favorable product mix in our revenues and the continuous improvements of our manufacturing performances were the operating factors which contributed to partially compensate the negative factors: operating income in 2003 was $334 million compared to $601 million in 2002 and 2003 net income was $253 million compared to $429 million in 2002.

Back to Contents

In 2003 we also continued to invest for upgrading and expanding our manufacturing capacity. Total capital expenditures 2003 were approximately $1.2 billion, which have been totally financed by net cash generated from operating activities. Maintaining liquidity remains a priority and we believe our strong cash position and low debt-to-equity ratio provide us with important financial flexibility. We registered at December 2003 a net financial position which significantly improved during the year. Our net cash increase was $436 million in 2003 as a result of our net cash from operating activities significantly exceeding the net cash used in investing activities. At December 31, 2003 we had cash and cash equivalents of $2,998 million. Total debt and bank overdrafts were $3,095 million, of which $2,944 million were long-term.

Other Developments in 2003

On March 25, 2003, we announced the acquisition of Proton World International (“PWI”), a leading Smart card software company that specializes in high-security, payment and identification Smart card systems and has developed an extensive network throughout the financial services and banking sectors. The acquisition is intended to significantly increase our Smart card system know-how, particularly in the key banking and financial fields. The addition of this software expertise is also intended to complement our leading-edge Smart card chip technology and is in line with our long-standing System-on-Chip approach. The transaction included cash consideration of €37 million (approximately $41 million) for the purchase of Proton, plus a business-related royalty of up to $25 million over the next 10 years. The transaction closed on April 24, 2003.

On May 22, 2003, we announced the purchase from the IPM Group S.p.A. of the business of Incard S.p.A., and associated assets and liabilities, a transaction intended to strengthen our position in the Smart card business, for a total cash consideration of €75 million (approximately $89 million plus approximately $2 million in acquisition-related taxes and fees). Incard, which is based in Italy, has a manufacturing facility located in Marcianise, close to Naples, Italy. Incard had approximately 290 employees, a significant number of whom are technical experts working in research and development, product development and application support. The transaction closed on June 2, 2003.

On July 29, 2003, we announced the sale of up to $1.4 billion aggregate principal amount at issuance of negative-yield Zero Coupon Senior Convertible Bonds due 2013 (our “2013 bonds”) in the international capital markets. On August 5, 2003, we issued $1,217 million aggregate principal amount at issuance of 2013 bonds, which constitute our direct, unsubordinated and unsecured obligations, carry a zero coupon and are subject to decretion in the amount due upon redemption or at maturity to produce a negative yield of 0.5% on a semi-annual bond equivalent basis. On August 26, 2003, we issued an additional $183 million aggregate principal amount at issuance of 2013 bonds, pursuant to the exercise in full of the increase option granted to the managers of the 2013 bond offering, raising total gross proceeds to $1.4 billion. The holder of each 2013 bond will be entitled to convert each 2013 bond into our common shares until maturity on July 5, 2013. We may redeem the 2013 bonds at their decreted value, in whole or in part, at any time from August 20, 2006 subject to our share price exceeding 130% of the then-applicable conversion price (i.e., $1,000 divided by the then- applicable conversion rate). Investors may require us to redeem the 2013 bonds on August 5, 2006 at 98.509%, on August 5, 2008 at 97.528% and on August 5, 2010 at 96.556%. The total amount of shares corresponds to a maximum of 41.9 million common shares, subject to adjustments. The conversion price is $33.43, equating to approximately a 55% premium above the average closing price of our shares on Euronext Paris and the Italian Stock Exchange on July 29, 2003. A large portion of the proceeds was used to repurchase additional existing outstanding 3.75% Zero Coupon Senior Convertible Bonds due 2010 (our “2010 bonds”).

In 2003, we repurchased approximately $1,674 million of our 2010 bonds, representing approximately 78% of the total amount originally issued, for a total amount paid of approximately $1,304 million. As a result of these transactions, we incurred a non-operating pre-tax charge of $39 million in 2003, and we expect to benefit from interest expense savings of approximately $30 million in 2004. We may proceed with additional future repurchases of our 2010 bonds in accordance with applicable laws, regulations and stock exchange requirements.

On December 18, 2003, we acquired the wireless-LAN company Synad Technologies Ltd, a fast-growing UK startup that is one of the few able to deliver a full dual-band multistandard solution for $55 million. Further strengthening our broadband-access portfolio, we plan to offer Synad’s advanced solutions for network-card and access-point applications, in addition to bundling these chips with our existing broadband-access solutions.

Back to Contents

Recent Developments

First Quarter 2004 Results

In the first quarter of 2004, net revenues increased to $2,029 million, an increase of 25.4% compared to the first quarter of 2003 and a decrease of 4.0% compared to the fourth quarter of 2003. Gross profit was $718 million for the first quarter of 2004, an increase of 26.9% compared to $566 million in the first quarter of 2003 and a decrease of 5.5% compared to $760 million in the fourth quarter of 2003. Gross margin was 35.4% in the first quarter of 2004 compared to 35.0% in the first quarter of 2003 and 36.0% for the fourth quarter of 2003.

Operating income was $80 million in the first quarter of 2004, including $33 million of impairment, restructuring charges and other related closure costs, compared to $124 million in the first quarter of 2003 and $153 million in the fourth which included $12 million in impairment, restructuring charges and other related closure costs.

In the first quarter of 2004, net income was $77 million compared to $79 million the first quarter of 2003 and $144 million in the fourth quarter of 2003. Earnings per diluted share were $0.08 in the first quarter of 2004, including impairment, restructuring charges and other related closure costs, compared to $0.09 in the first quarter of 2003 and $0.16 in the fourth quarter of 2003.

At March 27, 2004, we had cash, cash equivalents and marketable securities of $3.13 billion. Total debt was $3.0 billion of which $2.92 billion was long-term debt. Shareholders’ equity was $8.04 billion. Net cash from operating activities in the first quarter of 2004 was $552 million. Capital expenditures were $321 million in the first quarter of 2004 compared to $256 million in the first quarter 2003.

Annual General Meeting of Shareholders

At our annual general meeting of shareholders held on April 23, 2004, our shareholders approved the distribution of a cash dividend of $0.12 per common share in respect of the 2003 financial year, increasing by 50% the level of the prior year’s cash dividend payment.

Business Outlook

We entered 2004 with a solid order backlog and strong fundamental demand for products serving key high-growth applications. A solid backlog puts us in an excellent position upon which to build momentum as the industry recovery continues. We believe we are very well positioned from the industry’s projected growth rate for 2004, which is expected to exceed 20%, and to be driven by further increases in silicon pervasion, higher levels of corporate spending worldwide and an improved balance in the industry between capacity and demand.

Based on our current assumptions of market conditions described above and assuming no further deterioration of the U.S. dollar versus euro exchange rate from the current rate of $1.20 per euro, we expect that our gross margin will progressively improve throughout 2004, accelerating in the second half of the year as it reflects the benefits of our recently launched restructuring program and other initiatives we have taken. The drivers will be several factors, including ramp-up of 150 mm production in Singapore; the ramp up of our leading-edge fabs in Rousset, France and Singapore; and volume production in 130 nanometers and below for several products, including Flash memories. We also expect our gross margin in 2004 to benefit from improved overall performance, new product introductions and a more stable pricing environment that is forecasted to characterize the industry in 2004.

We continue to make investments to reinforce our position as the market recovery evolves. This involves acceleration of our investments in research and development, including increased product design and development activities and new patent filings, and spending on marketing and customer service and support programs, to address a broader group of key customers as well as the integration of recent acquisitions.

In response to current strong industry dynamics, we have decided to increase 2004 capital expenditures to approximately $2.2 billion from the $1.6 billion that was initially budgeted. Approximately two-thirds of this amount will be allocated to leading-edge technologies and research and development programs.

If the above-mentioned conditions materialize, we expect 2004 to be a year of progressive increase in revenues and profitability for us. Therefore, we are allocating our resources in order to maximize our competitive position while making investments in technology, product development and customer service and support to ensure our continued leadership in our targeted segments.

Back to Contents

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note on Forward-Looking Statements”.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICSs”), full custom devices and semicustom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, we started the full chain manufacturing of Smart cards products, which include the production and sale of both silicon chips, as in the past, and of cards. Our principal resource allocation decisions based on the Semiconductors business area are for ongoing expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. We manage our semiconductor products in four segments, following our four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the “Groups”). Revenues and operating results of the Smart cards products are included in Memory Products Group. We manage our revenues and internal operating income performance based on these segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecom, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131).

Back to Contents

The following tables present our net revenues and operating income (loss) by semiconductor product segment. For the computation of the Groups’ internal financial measurements, we are using certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain items of costs are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate sponsored initiatives, certain corporate level operating expenses, as well as certain other miscellaneous charges.

	Year Ended December 31,
	2003	2002	2001	2000	1999

	(in millions)
Net revenues by product group:
Telecommunications, Peripherals and Automotive	$3,268	$3,074	$3,031	$3,482	$2,305
Discrete and Standard ICs	1,224	1,055	942	1,213	928
Memory Products	1,358	1,055	1,382	1,553	836
Consumer and Microcontroller	1,321	1,026	896	1,466	886
Others(1)	67	108	106	99	101

Total	$7,238	$6,318	$6,357	$7,813	$5,056

(1)	Includes revenues from sales of subsystems and other revenues not allocated to product groups.

	Year Ended December 31,
	2003	2002	2001	2000	1999

	(in millions)
Operating income (loss) by product group:
Telecommunications, Peripherals and Automotive	$550	$613	$589	$896	$436
Discrete and Standard ICs	142	135	75	275	113
Memory Products	(45)	7	340	611	132
Consumer and Microcontroller	78	57	(78)	215	72

Total operating income of product groups	725	812	926	1,997	753
Others(1)	(391)	(211)	(587)	(214)	(82)

Total operating income	$334	$601	$339	$1,783	$671

(1)
Operating income of “Other” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group.

	Year Ended December 31,
	2003	2002	2001	2000	1999

	(as a percentage of net revenues)
Operating income (loss) by product group:
Telecommunications, Peripherals and Automotive(1)	16.8%	19.9%	19.4%	25.7%	18.9%
Discrete and Standard ICs(1)	11.6	12.8	8.0	22.7	12.2
Memory Products(1)	(3.3)	0.7	24.6	39.3	15.8
Consumer and Microcontroller(1)	5.9	5.6	(8.7)	14.7	8.1
Others(2)	(5.4)	(3.3)	(9.2)	(2.7)	(1.6)
Total operating income(3)	4.6%	9.5%	5.3%	22.8%	13.3%

(1)	As a percentage of net revenues per product group.
(2)	As a percentage of total net revenues. Includes operating income from sales of subsystems and other income (costs) not allocated to product groups.
(3)	As a percentage of total net revenues.

Back to Contents

	Year Ended December 31,
	2003	2002	2001	2000	1999

	(in millions)
Reconciliation to consolidated operating income:
Total operating income of product groups	$725	$812	$926	$1,997	$753
Strategic and other research and development programs	(61)	(83)	(48)	(64)	(34)
Start-up costs	(54)	(57)	(82)	(116)	(24)
Impairment, restructuring charges and other related closure costs	(205)	(34)	(416)	—	—
Subsystems	2	6	10	8	10
Patent claim costs	(10)	—	—	—	—
Other non-allocated provisions	(63)	(43)	(51)	(42)	(34)
Others(1)	(391)	(211)	(587)	(214)	(82)

Total consolidated operating income	$334	$601	$339	$1,783	$671

Net Revenues by Location of Order Shipment and by Customers’ Region of Origin

The table below sets forth information on our net revenues by location of order shipment and by customers’ region of origin:

	Year Ended December 31,
	2003	2002	2001	2000	1999

	(in millions)
Net revenues by location of order shipment:(1)
Europe	$2,012	$1,832	$2,169	$2,629	$1,834
North America	985	919	1,161	1,843	1,156
Asia/Pacific	3,190	2,748	2,302	2,615	1,658
Japan	337	275	331	402	240
Emerging Markets	714	544	394	324	168

Total	$7,238	$6,318	$6,357	$7,813	$5,056

(1)
Net revenues by location of order shipment region are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

	Year Ended December 31,
	2003	2002

	(in millions)
Net revenues by customers’ region of origin:(1)
Europe	$3,266	$2,769
North America	2,081	2,058
Asia/Pacific	1,141	830
Japan	490	487
Emerging Markets	260	174

Total	$7,238	$6,318

(1)
In 2002, we started to classify the sales by customers’ region of origin, and there are no data available for previous years. As an example of revenues classified by customers’ region of origin, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as North America revenues.

Back to Contents

The following table sets forth certain financial data from our consolidated statements of income since 1999, expressed in each case as a percentage of net revenues:

	Year Ended December 31,
	2003	2002	2001	2000	1999

Net sales	99.9%	99.2%	99.2%	99.4%	99.3%
Other revenues	0.1	0.8	0.8	0.6	0.7

Net revenues	100.0	100.0	100.0	100.0	100.0
Cost of sales	(64.5)	(63.6)	(63.7)	(54.0)	(60.4)

Gross profit	35.5	36.4	36.3	46.0	39.6
Selling, general and administrative	(10.9)	(10.3)	(10.1)	(9.0)	(10.6)
Research and development	(17.1)	(16.2)	(15.4)	(13.1)	(16.5)
Other income and expenses, net	(0.1)	0.1	(0.1)	(1.1)	0.8
Impairment, restructuring charges and other related closure costs	(2.8)	(0.5)	(5.4)	—	—
Total operating expenses	(30.9)	(26.9)	(31.0)	(23.2)	(26.3)

Operating income	4.6	9.5	5.3	22.8	13.3
Interest expense net	(0.7)	(1.0)	(0.2)	0.6	0.7
Equity in loss of joint venture	—	(0.2)	(0.1)	—	—
Loss on extinguishment of convertible debt	(0.6)	—	—	—	—

Income before income taxes and minority interests	3.3	8.3	5.0	23.4	14.0
Income tax expense	0.2	(1.4)	(1.0)	(4.8)	(3.1)

Income before minority interests	3.5	6.9	4.0	18.6	10.9
Minority interests	—	(0.1)	—	—	(0.1)

Net income	3.5%	6.8%	4.0%	18.6%	10.8%

2003 vs. 2002

In 2003, according to most recently published estimates of industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 18.3% for the total available market (“TAM”) and of approximately 19.0% for our serviceable available market (“SAM”). Calculated on a comparable basis, that is without information with respect to actuators, which was not included in the indicators before 2003, the TAM and the SAM both increased 16.8%.

Net revenues. Net sales increased by 15.4% to $7,234 million in 2003 from $6,270 million in 2002. On a year-over-year basis, the increase in our net sales in 2003 was primarily due to our higher sales volumes and improved product mix, as our average selling prices declined by approximately 6% due to the continuing wide pricing pressure in the markets we serve. Other revenues in 2003 decreased to $4 million from $48 million in 2002. Other revenues in 2002 were mainly related to a contract for co-development fees which expired in 2002. Net revenues increased 14.6%, from $6,318 million in the 2002 to $7,238 million 2003.

The Telecommunications, Peripherals and Automotive Groups’ (“TPA”) net revenues increased by 6.3% compared to 2002, primarily as a result of improved product mix and higher volume of sales, while average selling prices declined. Revenues increased in Automotive and in Telecom while sales in computer Peripherals were down. The Discrete and Standard ICs Group’s (“DSG”) net revenues increased by 16.0% on a year-over-year basis due mainly to an increase in volumes and improved product mix of Discrete and in volume of Transistors. The Memory Products Group’s (“MPG”) net revenues increased by 28.7% compared to 2002 as a result of an increase in volume and a more favorable product mix, particularly in Flash and Smart cards, while prices substantially declined. MPG’s 2003 second half revenues benefited from the acquisitions of Incard and Proton, which contributed $58 million in sales. The Consumer and Microcontroller Groups’ (“CMG”) net revenues increased 28.8% compared to 2002, mainly due to a strong increase in sales volumes in digital consumer products in our Set-Top Box Division and in cameras for cellular phones in our Imaging division. All product groups experienced declines in selling prices.

During 2003, we maintained our focus on differentiated ICs, which account for revenues of $5,013 million, or approximately 69% of our net revenues, compared to 69% in 2002. Such products foster close relationships with customers, resulting in knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed-signal ICs), the majority of which are also

Back to Contents

differentiated ICs, represented approximately 49% of our net revenues in 2003 compared to 53% of net revenues in 2002, while discrete devices accounted for 13% of our net revenues in 2003, compared to 12% of net revenues in 2002.

Historically, these families of products, particularly analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. The difficult competitive environment in the semiconductor market in more recent years, however, has led to price pressures in these product families as well. With the exception of Standard and Commodities, which accounted for only 5% of revenues, all product families had solid revenue increases over 2002. Micro and Memories were up 14.5%, Differentiated were up 14.6% and Discretes were up 21.4%.

In 2003, approximately 45% of our revenues came from customers whose region of origin was Europe; approximately 29% North America; approximately 16% Asia/Pacific; 7% Japan; and approximately 3% Emerging Markets. In terms of customers’ region of origin, Emerging Markets, Asia/Pacific, and Europe posted solid year-over-year revenue gains, increasing approximately 50%, 37% and 18%, respectively, while North America and Japan increased approximately 1%. By location of order shipment, approximately 44% of our 2003 revenues came from orders shipped to Asia/Pacific; 28% to Europe; 14% to North America; 10% to Emerging Markets; and 4% to Japan.

During 2003, we had several large customers, with the largest one, the Nokia Group of companies, accounting for 17.9% of our revenues. Our top ten OEM customers accounted for approximately 46% of our net revenues for the period.

Gross profit. Our gross profit increased by 11.7%, from $2,298 million in 2002 to $2,566 million in 2003. As a percentage of net revenues, gross profit decreased from 36.4% in 2002 to 35.5% in 2003. This decrease was mainly due to strong pricing pressure on our net sales and to the sharp year-over-year decline of the value of the U.S. dollar versus the major currencies in which we have our manufacturing operations. These factors were partially compensated by volume increases, overall improved manufacturing performances and product mix. The impact of changes in foreign exchange rates on gross profit in 2003 compared to 2002 was estimated to be negative since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “—Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 21.2% from $648 million in 2002 to $785 million in 2003. This increase was largely due to the depreciation of the U.S. dollar and to the enhanced spending in marketing activities as we completed the first phase of our marketing program to accelerate revenue increases. As a percentage of net revenues, selling, general and administrative expenses, in 2003, were 10.9% slightly increasing from the 10.3% of 2002.

Research and development expenses. Research and development expenses increased 21.1%, from $1,022 million in 2002 to $1,238 million in 2003. This increase resulted primarily from the impact of the U.S. dollar decline and to greater spending in product design and technology for our core activities, including new projects such as the expansion of our activities in new emerging markets and as a result of acquisitions. We continued to invest heavily in research and development during 2003, and we increased our research and development staff by approximately 1,100 people during the last twelve months. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses, in 2002 and 2003, were 16.2% and 17.1%, respectively.

Other income and expenses, net. Other income and expenses, net include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property. In 2003, the net effect of these items resulted in expense of $4 million compared to income of $7 million in 2002. This increase in expense was primarily due to higher patent claim costs associated with certain claims and legal proceedings, partially compensated by extraordinary gains on the sale of non-current assets. The main items recorded in 2003 as income were $76 million for research and development funding and $17 million as gain on sales of non-current assets. Major expenses in 2003 were $55 million for start-up costs, mainly for our new 300mm fabs in Crolles2 and Catania M6, $29 million for patent claim costs and $18 million for other

Back to Contents

miscellaneous expenses. In 2002, fundings for research and development were $76 million; start-up costs were $57 million and were mainly related to the manufacturing activities in our new 200mm fabs in Italy and in France.

Impairment, restructuring charges and other related closure costs. In 2003, we recorded a $205 million charge for impairment, restructuring charges and other related closure costs, out of which $155 million related to impairment of tangible assets, mainly associated with our 150mm restructuring plan (see “—2003 Highlights—Business Outlook”), $6 million for impairment of intangible assets and investments, $43 million of restructuring charges related to workforce termination benefits and $1 million for other restructuring charges. In 2002, we recorded a charge of $34 million, mainly related to costs incurred as a consequence of the closure of our fabs in Ottawa, Canada and Rancho Bernardo, California.

Operating income. Operating income decreased from income of $601 million in 2002 to operating income of $334 million in 2003. The decrease in operating income was mainly caused by the $205 million of impairment, restructuring charges and other related closure costs incurred in 2003, the impact of declining selling prices and the significant decline of the U.S. dollar exchange rate against the euro and other currencies. In 2003, the impact on operating income from impairment, restructuring charges and other related closure costs was $205 million, compared to $34 million in 2002; while the impact from in-process research and development expense was $5 million in 2003, compared to $8 million in 2002. The impact of changes in foreign exchange rates on operating income in 2003 compared to 2002 was estimated to be substantially unfavorable because the decline of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and these currency impacts on costs were significantly higher than the favorable impact on net sales. See “—Impact of Changes in Exchange Rates”.

In 2003, operating income for our Telecommunications, Peripherals and Automotive Groups decreased to $550 million from $613 million in 2002. Operating income for our Discrete and Standard ICs increased to $142 million in 2003 from $135 million in 2002, and operating income for our Consumer and Microcontroller Groups increased to $78 million in 2003 from $57 million in 2002, while the Memory Products Group registered an operating loss of $45 million in 2003 from a $7 million income in 2002. The improvements in the operating results of CMG and DSG were mainly driven by higher volume and improved mix of sales. Deterioration of operating results in TPA and MPG was mainly due to the decline in selling prices caused by difficult market conditions, particularly for memory products, and to higher cost of sales and operating expenses due to the declining value of the U.S. dollar and acceleration of expenses mainly for product development and acquisitions. Impairment and restructuring charges were not allocated to the Product Groups.

Interest expense, net. Interest expense, net decreased to $52 million in 2003 compared to $68 million in 2002 as a result of the transactions related to the offering of the new negative-yield Zero Coupon Senior Convertible Bonds due 2013 and to the repurchase of a large portion of our existing 3.75% Zero Coupon Senior Convertible Bonds due 2010, which significantly reduced our interest expense in the second-half of the year. In addition the favorable cash flow we generated in 2003 resulted in some additional savings in interest charges. Our interest income on our available cash decreased from $49 million in 2002 to $37 million in 2003 as a result of the sharp decline in U.S. dollar-denominated interest rates. Interest expense, which is mainly related to our long-term debt comprised primarily of outstanding convertible bonds issued at fixed rates, decreased to $89 million in 2003 from $117 million in 2002 due to the repurchase of approximately 78% of the total amount originally issued of our 2010 bonds, which took place during 2003.

Equity in loss of joint venture. During 2003, we registered a loss of $1 million with respect to SuperH, Inc., the joint venture we formed with Hitachi, Ltd., because the cumulated losses exceeded our total investment, while in 2002 we incurred a net loss of $11 million on that investment.

Loss on extinguishment of convertible debt. In 2003, we recorded a non-operating pre-tax charge of $39 million related to the repurchase of approximately $1,674 million of the aggregate principal amount at maturity of our 2010 Zero coupon Senior Convertible Bonds. This charge included the price paid in excess of the bonds’ accreted value for an amount of approximately $30 million and the non-cash write-off of approximately $9 million for the related capitalized offering expenses.

Income tax benefit (expense). In 2003, we had an income tax benefit of $14 million due to the impact of impairment, restructuring charges and other related closure costs that we incurred in higher tax rate jurisdictions. In 2003, our effective tax rate benefited from settlement of open audits from prior years. In 2002, we had income tax expense of $89 million. Excluding impairment, restructuring charges and other related closure costs, the effective tax rate was 11.5% in 2003 compared to 16.8% in 2002. Our tax rate is variable and depends on changes

Back to Contents

in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes within the local jurisdictions, our effective tax rate could increase in the coming years.

Net income. For 2003, we reported a profit of $253 million compared to a profit of $429 million for 2002. Basic and diluted earnings per share for 2003 were $0.29 and $0.27, respectively, compared to basic and diluted earnings of $0.48 per share for 2002. Net income in 2003 included $182 million in charges net of income taxes, or $0.19 per diluted share, related to impairment, restructuring charges and other related closure costs, and research and development in process and the loss on extinguishment of convertible debt.

2002 vs. 2001

In 2002, our results were negatively impacted by the continuing difficulties in the business cycle of the semiconductor industry. Our operating income, net income and diluted earnings per share improved in 2002 on an as-reported basis; however, they decreased compared to 2001 when excluding the impairment and restructuring charges and other related closure costs registered in 2001. Our research and development expenses increased in 2002, reflecting our continued commitment to invest in our strategic and core programs. No significant impairment and restructuring charges and other related closure costs were incurred in 2002. We significantly reduced our capital spending during 2002 in order to maintain a solid financial position.

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

With respect to our segments, the Telecommunications, Peripherals and Automotive Groups’ net revenues increased 1.4%, primarily as a result of increased sales volumes in Automotive, Data Storage, Audio and Cellular Terminals, which offset a significant decline in sales volumes in Network and falling prices in almost all product families. The Discrete and Standard ICs Group’s net revenues increased 12.0%, due to strong increases in sales volumes, which offset the price declines registered by virtually all of our major product families.

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

In 2002, approximately 29.0% of our net revenues were realized in Europe, 14.5% in North America, 43.5% in Asia/Pacific, 4.4% in Japan and 8.6% in Emerging Markets. All the major regions registered significant declines in revenues in 2002 versus 2001, with North America particularly impacted and declining 20.8%, due to the local unfavorable economic environment, while Emerging Markets revenues increased 38.1% in 2002 versus 2001, due in part to the move of some customers’ production facilities to lower labor cost areas.

Back to Contents

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

Our gross profit decreased 0.5%, from $2,310 million in 2001 to $2,298 million in 2002, primarily as a result of lower net revenues. As a percentage of net revenues, gross margin remained flat from 36.3% in 2001 to 36.4% in 2002, since the impact of declining sales prices was generally offset by increases in sales volumes and improved manufacturing efficiency resulting from lower levels of capacity under-utilization and the closures of our Ottawa, Canada and Rancho Bernardo, USA fabs. The exchange rate impact on gross profit in 2002 compared to 2001 was estimated to be negligible, since the depreciation of the U.S. dollar versus the euro and the Japanese yen had a favorable impact on net revenues, which was offset by an equivalent unfavorable impact on cost of sales.

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

Research and development expenses. Research and development expenses increased 4.5%, from $978 million in 2001 to $1,022 million in 2002. This increase in research and development expenses was due primarily to greater spending in product design and technology for our core activities. We continued in 2002 to invest heavily in research and development and to increase our research and development staff. We continue to allocate significant financial resources to strengthen our market leadership in key applications, reflecting our commitment to service and continuous innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development, and do not include marketing design center costs which are accounted for as selling expenses, or process engineering, pre- production and process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues and due to declining revenues, research and development expenses increased from 15.4% in 2001 to 16.2% in 2002.

Impairment, restructuring charges and other related closure costs. Total impairment, restructuring charges and other related closure costs in 2002 was $34 million compared to $346 million in 2001.

In 2002, these costs and charges related almost completely to costs associated with the closure of the Rancho Bernardo, USA, and Ottawa, Canada fabrication facilities, including decommissioning costs, and costs for retention bonuses and contracts obligations. In 2002, there was a significant reduction in impairment, restructuring charges and other related closure costs compared to 2001. In 2001, due to a significant and rapid deterioration in the business climate of the semiconductor industry, we registered a total charge of $346 million related to impairment of some of our most mature fabrication sites, of purchased technologies, goodwill on previous acquisitions and on certain investments; in addition, we recorded restructuring charges for the closure of our facilities in Ottawa, Canada and Rancho Bernardo, California. The production of these two wafer fabrication facilities has been moved to other plants inside our group.

Other income and expenses, net. Other income and expenses, net for 2002 totaled $7 million in income, compared to expenses of $6 million in 2001. Other income and expenses include primarily funds received from government agencies in connection with our research and development programs, the cost of new plant start-ups, the amortization of goodwill and related acquisition costs for the periods prior to 2002, as well as foreign currency gains and losses, the gains realized on certain sales of marketable securities, the costs of certain activities relating to intellectual property and miscellaneous revenues and expenses of nonrecurring nature. The improved balance in other income and expenses in 2002 resulted primarily from increased research and development fundings and significantly lower start-up costs, partially offset by gains on sales of certain marketable securities realized in 2001. In addition, in 2001 we charged $28 million to goodwill amortization,

Back to Contents

which under FAS 142 is not required to be recorded beginning in 2002. See Note 20 to our Consolidated Financial Statements.

Operating income. Our operating income increased from $339 million in 2001 to $601 million in 2002. The increase was mainly due to the negative impact in 2001 of impairment and restructuring charges. The exchange rate impact on operating income in 2002 was estimated to be unfavorable since the depreciation of the U.S. dollar against the euro had an unfavorable impact on cost of sales and operating expenses, which exceeded the positive impact on revenues.

In 2002, our Telecom, Peripherals and Automotive Groups’ operating income increased to $613 million, improving from $589 million in 2001. Our Discrete and Standard ICs Group’s operating income also made significant improvements in 2002, rising $75 million in 2001 to $135 in 2002. Our Consumer and Microcontroller Groups’ operating income improved from a loss of $78 million in 2001 to an income of $57 million in 2002. Due to the negative market conditions and strong price decline, our Memory Products Group’s operating income dropped sharply from $340 million in 2001 to $7 million in 2002. As per our internal procedures, we do not charge restructuring and impairment charges to the operating income of our business segments.

Interest expense, net. Net interest expense increased from expense of $13 million in 2001 to expense of $68 million in 2002 primarily as a result of the decrease in interest income from our available cash due to the significant decline in interest rates for U.S. dollar-denominated funds, while our interest expenses are mainly related to our convertible bonds, which are at fixed rates. Interest income in 2002 was $49 million, significantly decreasing from $100 million in 2001, while interest expense remained basically unchanged. See Note 22 to the Consolidated Financial Statements.

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

Related-Party Transactions

There have been no material transactions during the last three fiscal years between us and any director, executive officer or 5% shareholder, or any relative or spouse of which any of them was party. There is no significant outstanding indebtedness owed to us by any director, executive officer or 5% shareholder. There have been no material transactions with enterprises controlled by us or under common control with us or any of our associates. In 2003, we purchased some lithography equipment for our fabs from ASML, a company where one of our Supervisory Board members serves as the outgoing-CEO. See Note 28 to our Consolidated Financial Statements.

Quarterly Results of Operations

The following table sets forth certain financial information for the years 2002 and 2003. Such information is derived from unaudited consolidated financial statements, prepared on a basis consistent with the audited consolidated financial statements, that include, in the opinion of management, only normal recurring adjustments necessary for a fair presentation of the information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth experienced by us in recent years, the increasingly competitive nature of the markets in which we operate, the changes in product mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

Our quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product

Back to Contents

development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, and the loss of key personnel. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the speed of some process and manufacturing technology developments, market demand for existing products, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred. Certain additions of quarterly results will not total to annual results due to rounding.

	Quarter ended (unaudited)
	Dec. 31, 2003	Sept. 27, 2003	June 28, 2003	March 29, 2003	Dec. 31, 2002	Sept. 28, 2002	June 29, 2002	March 30, 2002

Consolidated Statement of Income Data
Net revenues	$2,113	$1,803	$1,702	$1,619	$1,786	$1,645	$1,531	$1,355
Cost of sales	(1,353)	(1,171)	(1,095)	(1,052)	(1,125)	(1,036)	(955)	(903)
Gross profit	760	632	607	566	661	609	576	452
Operating expenses:
Selling, general and administrative	(228)	(191)	(191)	(174)	(184)	(163)	(160)	(141)
Research and development	(354)	(302)	(298)	(283)	(282)	(258)	(258)	(224)
Other income and expenses, net	(13)	(10)	3	15	19	7	(3)	(17)
Impairment, restructuring charges and other related closure costs	(12)	(193)	—	—	(4)	(12)	(8)	(10)
Total operating expenses	(607)	(696)	(486)	(442)	(451)	(424)	(429)	(392)
Operating income (loss)	153	(64)	121	124	210	185	147	60
Interest expense, net	(7)	(12)	(16)	(18)	(17)	(20)	(16)	(15)
Equity in loss of joint ventures	0	—	(1)	—	0	(4)	(3)	(4)
Loss on extinguishment of convertible debt	(2)	(22)	(6)	(8)	—	—	—	—
Income (loss) before income taxes and minority interests	144	(98)	98	98	193	161	128	41
Income tax benefit (expense)	0	49	(18)	(18)	(31)	(29)	(22)	(8)

Income (loss) before minority interests	144	(49)	80	80	162	132	107	33
Minority interests		(1)	—	(1)	(1)	(1)	(2)	—
Net income (loss)	$144	$(50)	$80	$79	$161	$131	$105	$33

Diluted earnings (loss) per share	$0.16	$(0.06)	$0.09	$0.09	$0.18	$0.15	$0.12	$0.04

Number of shares used in calculating earnings per share (basic)	888.9	888.3	887.7	887.6	886.8	886.4	887.5	889.8
Number of shares used in calculating earnings per share (diluted)	939.1	888.3	892.6	891.1	890.4	890.3	894.0	897.5

	Quarter ended (unaudited)
	Dec. 31, 2003	Sept. 27, 2003	June 28, 2003	March 29, 2003	Dec. 31, 2002	Sept. 28, 2002	June 29, 2002	March 30, 2002

	(as a percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(64.0)	(64.9)	(64.3)	(65.0)	(63.0)	(63.0)	(62.4)	(66.6)
Gross profit	36.0	35.1	35.7	35.0	37.0	37.0	37.6	33.4
Operating expenses:
Selling, general and administrative	(10.8)	(10.6)	(11.2)	(10.8)	(10.3)	(9.9)	(10.4)	(10.4)
Research and development	(16.8)	(16.7)	(17.5)	(17.5)	(15.8)	(15.7)	(16.9)	(16.5)
Other income and expenses, net	(0.6)	(0.6)	0.1	1.0	1.1	0.5	(0.2)	(1.3)
Impairment, restructuring charges and other related closure costs	(0.6)	(10.7)	—	—	(0.2)	(0.7)	(0.5)	(0.8)
Total operating expenses	(28.8)	(38.6)	(28.6)	(27.3)	(25.3)	(25.8)	(28.0)	(29.0)
Operating income (loss)	7.2	(3.5)	7.1	7.7	11.8	11.2	9.6	4.4
Interest expense, net	(0.3)	(0.7)	(0.9)	(1.2)	(1.0)	(1.2)	(1.0)	(1.1)
Equity in loss of joint venture	—	—	(0.1)	—	—	(0.2)	(0.3)	(0.3)
Loss on extinguishment of convertible debt	(0.1)	(1.2)	(0.4)	(0.5)	—	—	—	—
Income (loss) before income taxes and minority interests	6.8	(5.4)	5.7	6.0	10.8	9.8	8.3	3.0
Income tax benefit (expense)	—	2.7	(1.0)	(1.0)	(1.7)	(1.8)	(1.4)	(0.6)

Income (loss) before minority interests	6.8	(2.7)	4.7	5.0	9.1	8.0	6.9	2.4
Minority interests	—	(0.1)	—	(0.1)	(0.1)	0	(0.1)	—

Net income (loss)	6.8%	(2.8)%	4.7%	4.9%	9.0%	8.0%	6.8%	2.4%

(1)	All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.

Back to Contents

On a sequential basis compared to the third quarter of 2003, revenues in the fourth quarter of 2003 increased approximately 11% for the TAM and approximately 12% for the SAM. During the fourth quarter of 2003, we reported a sequential increase of 17.1% compared to the third quarter of 2003 and a 18.3% revenue increase compared to the fourth quarter of 2002.

Net revenues. We recorded net revenues for the fourth quarter of 2003 of $2,113 million with an increase of 18.3% compared to $1,786 million for the fourth quarter of 2002, experiencing significant revenues increases across all our product groups and our main geographic regions. We recorded a 17.1% sequential improvement over the $1,803 million reported in the third quarter of 2003, reflecting a strong sequential revenues increase from all the product groups and in particular from the Memory Products Group. During the fourth quarter of 2003, due to ongoing price pressure in the semiconductor market, our net revenues and margins were still negatively impacted by declining selling prices even if less than in the previous quarters. Other revenues in fourth quarter 2003 decreased to $1 million from $15 million in fourth quarter 2002. Other revenues in 2002 were mainly related to a contract for co-development fees which expired in 2002.

With respect to our product segments, in the fourth quarter of 2003, net revenues from the Telecommunications, Peripherals and Automotive Groups were $901 million, increasing 3.5% over the corresponding quarter in 2002 and 13.0% sequentially over the third quarter of 2003, reflecting stronger sales of Telecom products, computer Peripherals and Automotive-audio products. The Memory Products Group net revenues in the fourth quarter of 2003 were $458 million, increasing 42.6% in comparison to the fourth quarter of 2002, and increasing 30.4% in comparison to the third quarter of 2003, reflecting significant progress in sales of Flash products and also in EEPROM. Net revenues for the Consumer and Microcontrollers Groups were $388 million, increasing 43.1% compared to the fourth quarter of 2002 and sequentially 14.9% versus the third quarter of 2003, due to a strong increase in sales of our Set-top boxes, Imaging and Display and TV divisions, while sales of digital versatile disk or DVD products were declining. Net revenues for the Discrete and Standard ICs Products Group were $350 million, increasing 21.9% in the fourth quarter of 2003 over the fourth quarter of 2002 and 15.9% sequentially over the third quarter of 2003.

During the fourth quarter of 2003, net revenues from differentiated products totaled $1,464 million, a 18.3% increase over the previous quarter, and accounted for 69.3% of fourth quarter 2003 revenues. In the fourth quarter 2002, differentiated products net revenues equaled $1,218 million and accounted for 68.2% of our total fourth quarter 2002 net revenues.

In the fourth quarter 2003, approximately 45% of our revenues came from customers whose region of origin was Europe; approximately 29% from North America; approximately 16% from Asia/Pacific; approximately 6% from Japan; and approximately 4% from Emerging Markets. In terms of customers’ region of origin, all regions posted solid year-over-year revenue gains, in particular Emerging Markets and Asia/Pacific which respectively increased approximately 92% and 53 % year over year, while Europe increased approximately 13%, North America approximately 10% and Japan approximately 3%. By location of shipment, in the fourth quarter of 2003, we realized approximately 26% of our net revenues in Europe, 14% in North America, 44% in Asia/Pacific, 5% in Japan and 11% in Emerging Markets. All the regions registered increases in revenues in the fourth quarter of 2003 versus the fourth quarter of 2002, Emerging Markets revenues increased approximately 48% in the fourth quarter of 2003 versus the fourth quarter of 2002, also due to the move of some customers’ production facilities to low labor cost areas.

Gross profit.     In the fourth quarter of 2003, gross profit was $760 million, 15.0% above the corresponding period in the preceding year. Gross profit margin in the fourth quarter of 2003 was 36.0% down from 37.0% in the fourth quarter of 2002. Our fourth quarter gross margin increased sequentially from 35.1% in the prior quarter. The 90 basis point sequential gross margin improvement was disappointing in light of our strong revenue gains in the period. Several factors contributed to this, the most important of these being the ongoing pricing pressure, the continuing decline of the U.S. dollar, the Product Group mix, which shifted towards lower margin devices in the period, the effect of the power black-out in one of our major wafer fabs in late September and costs associated with our previously announced restructuring program. In addition we made greater use of outsourcing to accommodate a late quarter spurt in orders. In the fourth quarter of 2003, our gross margin remained at the bottom of our expected 36-37% range.

Selling, general and administrative expenses.     Selling, general and administrative expenses were $228 million for the fourth quarter of 2003, 18.8% above the prior quarter’s $191 million, and 24% above the $184 million incurred in the corresponding period in 2002. This increase in selling, general and administrative expenses was mainly associated with the accelerated marketing programs as well as certain quarter-specific costs and to the negative impact of the U.S. dollar decline. As a percentage of net revenues, selling general and

Back to Contents

administrative expenses increased only modestly, to 10.8% from 10.6% in the third quarter of 2003, and from 10.3% in the fourth quarter of 2002.

Research and development expenses.     In the fourth quarter of 2003, research and development expenses were $354 million, a 16.9% increase compared to the $302 million costs incurred in the third quarter of 2003, and a 25.3% increase compared to the $282 million costs incurred in the corresponding period in 2002. The primary drivers of the sequential increase was the acceleration of the strategic programs and the negative impact of the declining U.S. dollar; in addition it includes $5 million of in-process research and development from the recent acquisition of Synad. This level of spendings is the result of our continued commitment to reinforce our investment in our strategic and core programs. Research and development expenses represented 16.7% of net revenues in the fourth quarter of 2003 compared to 16.8% of net revenues in the third quarter of 2003 and 15.8% of net revenues in the fourth quarter of 2002.

Other income and expenses, net.     Other income and expenses, net were $13 million in expenses in the fourth quarter of 2003 compared to income of $19 million in the fourth quarter of 2002. The negative balance was due to higher startup costs and higher charges related to patents claim costs in the fourth quarter of 2003 and a decrease in public funding received in connection with our research and development programs; the fourth quarter was as well benefiting of a gain originated form sales of investments. Other income and expenses in the fourth quarter of 2003 were also slightly deteriorated compared to the $10 million expenses in the third quarter of 2003. In the fourth quarter of 2003, the major income items were $26 million in public funding and a $16 million gain on investment sales; major expenses in the fourth quarter of 2003 were $20 million in patent-related costs, $18 million in start up costs and $13 million in miscellaneous non operating expenses.

Impairment, restructuring charges and other related closure costs.     In the fourth quarter of 2003, we recorded expenses of $12 million as continuation of the major plans started in third quarter 2003. The main items are $7 million related to the impairment of a Singapore back-end facility as part of the back-end restructuring plan, $4 million charges related to workforce reduction mainly in France and $1 million for closure costs mainly in Carrollton, USA wafer fab. In the corresponding period of the preceding year, we recorded expenses of $4 million related to the severance costs and retention bonuses for plant employees during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, USA.

Operating income.     Operating income was $153 million in the fourth quarter of 2003, compared to $210 million in the fourth quarter of 2002, which represented approximately a decrease of 26.7%, in spite of a 18.3% increase in revenues. This increase in our net revenues during the fourth quarter of 2003 did not fully offset the negative items impacting our gross profit caused by ongoing pricing pressure, the continuing decline of the U.S. dollar, the Product Group mix, which shifted towards lower margin devices in the period, the effect of the power black-out in one of our major wafer fabs in late September and costs associated with our previously-announced restructuring program and the increase in the operating expenses originated by the acceleration of our strategic programs in research and development and marketing and by the negative impact of the U.S. dollar. Our operating income margin for the fourth quarter of 2003 was 7.2% compared to 11.8% for the fourth quarter of 2002. Operating income within our Telecommunications, Peripherals and Automotive Groups was $155 million in the fourth quarter of 2003, approximately 27% sequential increase over the third quarter of 2003 and approximately 13% decrease compared to the fourth quarter of 2002. Operating income within our Discrete and Standard Product Groups was $52 million in the fourth quarter of 2003, a sequential increase of approximately 21% compared to the third quarter of 2003, but with significant improvement compared to the $36 million in operating income recorded in the fourth quarter of 2002. Operating income within our Consumer and Microcontrollers Groups was $29 million, equivalent to the third quarter of 2003 and increasing 38% compared to a year ago quarter. Operating income within our Memory Products Groups was $1 million in the fourth quarter of 2003, recovering from the $8 million loss in third quarter 2003, but below the $11 million profit of the fourth quarter of 2002.

Income tax benefit (expense).     During the fourth quarter of 2003, we did not incur an income tax expense, as we finalized our yearly effective tax rate. It was 16.1% in the fourth quarter of 2002. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could increase in the coming years.

Net income.     Net income for the fourth quarter of 2003 was $144 million, a decrease compared to $161 million in the fourth quarter of 2002, and an increase compared to a net loss of $50 million in the third quarter of 2003.

Back to Contents

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Japanese yen and other Asian currencies.

Historically, the reference currency for the semiconductor industry is the U.S. dollar, and product prices are mainly denominated in U.S. dollars. Revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar, however, are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar increases our level of revenues when reported in U.S. dollars.

Certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currency of the jurisdictions in which our operations are located, and most of our operations are located in the euro zone or other currency areas. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In 2003, the U.S. dollar declined significantly in value, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Statement of Income for 2003 include income and expense items translated at the average exchange rate for the period. The average rate of the euro to the U.S. dollar was €1 for $1.125 in 2003 and it was €1 for $0.950 in 2002. A continuation in the decline of the U.S. dollar compared to the other major currencies, which affect our operations, would negatively impact our expenses, margins and profitability.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. However, there is no guarantee that we will be capable of reaching a complete balance, and, consequently, our result of operations could be impacted by significant fluctuations in exchange rates. In addition, in order to avoid potential exchange rate risks on our commercial transactions, from time to time we may purchase or sell forward foreign currency exchange contracts and currency options to cover currency risk in payables or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. The introduction of the euro effective January 1, 1999 has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At December 31, 2003, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euro and in Singapore dollars.

For a more detailed discussion, see “Item 3. Key Information—Risk Factors—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar”.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Our objectives are to neutralize our exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations. Our treasury controls include systematic reporting to senior management and are subject to internal audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head

Back to Contents

treasury office. All of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A-” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

At December 31, 2003, cash and cash equivalents totaled $2,998 million, compared to $2,562 million at December 31, 2002, and marketable securities totaled $0 million at December 31, 2003, compared to $2 million at December 31, 2002. From time to time, we invest cash in credit-linked deposits or similar instruments issued by several primary banks to maximize the return on available cash. These credit-linked instruments have returns that depend on credit events of certain underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “BBB+” and, in prior years, have included our convertible bonds.

Liquidity

Maintaining liquidity remains a priority in difficult market condition and we believe our strong cash position and low debt-to-equity ratio provide us with important financial flexibility. Our investments need has been financed in 2003, as in the past years, by net cash generated from operating activities. Net cash from operating activities was $1,920 million while net cash used in investing activities was $1,439 million.

During 2003, we restructured our long-term financial debt with the issuance of long-term convertible debt due 2013 at 0.5% negative yield and with the buy back of approximately 78% of our 2010 convertible debt bearing 3.75% interest.

Net cash from operating activities.     The major source of cash during 2003 and in prior periods was cash provided by operating activities. Our net cash from operating activities totaled $1,920 million in 2003, compared to $1,713 million in 2002.

Changes in our operating assets and liabilities resulted in net cash used of $61 million in 2003, compared to net cash used of $251 million in 2002. In 2003, the increase in our trade accounts receivable used net cash of $109 million, while it used net cash of $129 million in 2002. As of December 31, 2003, no trade receivables had been sold to financial institutions. Our higher levels of inventory used net cash of $75 million in 2003, while in 2002 inventory used net cash of $71 million. The inventory increase in 2003 was higher than the increase in 2002 since our manufacturing plants, mainly front-end, were operating almost at full capacity during 2003. Finally, our trade payables and other assets and liabilities generated $123 million in cash in 2003, compared to $51 million used in 2002.

Net cash used in investing activities.     Net cash used in investing activities was $1,439 million in 2003, compared to $1,370 million in 2002. Payments for purchases of tangible assets were the main utilization of cash. Payment for the purchase of tangible assets was $1,221 million for 2003, an increase over the $995 million in 2002. In 2003, cash used for investments in intangible and financial assets was $34 million, while it was $69 million in 2002. Payments for acquisitions were $188 million, related to the acquisitions of Proton World International for $39 million, of Tioga Technologies for $12 million, of Incard for $84 million and of Synad for $53 million; in 2002, payments for acquisitions were $307 million, net of cash received, representing the acquisition of Alcatel Microelectronics.

Capital expenditures for 2003 were principally allocated to:

•	the expansion of our 200mm and 150mm front-end facilities in Singapore

•	the upgrading of our 200mm front-end plant in Agrate, Italy

•	the expansion of our 200mm front-end facility in Rousset, France

•	the expansion of our 300mm facility in Crolles2, France

•	the facilitization of our 300mm facility in Catania, Italy

•	the expansion of our back-end facilities in Muar, Malaysia

Capital expenditures for 2002 were principally allocated to:

Back to Contents

•
the upgrading of our 200mm wafer fabrication facility and the completion of the shell building and facilities for our advanced 300mm front-end plant which we will operate in partnership with Philips Semiconductors International B.V. and Motorola Inc. in Crolles, France

•	the upgrading of our 200mm front-end plant in Agrate, Italy

•	the capacity expansion of our 200mm front-end facility in Catania, Italy

•	the construction of the building for our 300mm front-end facility in Catania, Italy

•	the expansion of our 200mm and 150mm front-end facilities in Singapore

•	the expansion of our 200mm front-end facility in Rousset, France and

•	some limited expansions of our back-end facilities in Muar, Malaysia and Malta.

Capital expenditures for 2001 were devoted principally to:

•	the expansion of our 200mm facility in Catania, Italy

•	the completion of construction of our new 200mm front-end wafer fabrication facility in Singapore

•	the upgrading of our 200mm front-end plant in Agrate, Italy

•	the upgrading of our 200mm front-end plants in Crolles and in Rousset, France and

•	some limited expansion of the back-end facilities in Muar, Malaysia and Bouskoura, Morocco.

Net operating cash flow.     We define net operating cash flow as net cash from operating activities minus net cash used in investing activities excluding payments for purchases of and proceeds from the sale of marketable securities. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Audited Consolidated Statements of Cash Flows:

	Year ended December 31,
	2003	2002

	(in millions)
Net cash from operating activities	1,920	1,713
Net cash used in investing activities	(1,439)	(1,370)
Payment for purchase and proceeds from sale of marketable securities	(4)	(1)

Net operating cash flow	$477	$342

We generated net operating cash flow of $477 million in 2003, compared to net operating cash flow of $342 million in 2002. This improvement resulted mainly from the increase in net cash from operating activities.

Net cash used in financing activities.     Net cash used in financing activities was $59 million in 2003 down from $232 million in 2002. During 2003, the cash used for the repayment of long-term debt was $1,432 million compared to just $158 million in 2002. In 2003, we repurchased $1,674 million aggregate principal amount at maturity of our 2010 bonds, for a total cash amount of $1,304 million, representing approximately 78% of the total amount initially issued. These bonds have been cancelled. During 2003, we received proceeds from issuance of long-term debt of $1,398 million, mainly related to the offering of our 2013 convertible bonds.

During 2002, long-term debt repayment, net of proceeds from issuance, was $93 million. In 2002, we repurchased 4,000,000 shares of our common stock totaling $115 million to fund the latest stock option plan and paid cash dividends of $36 million. Capital increases relating to the employee stock purchase plan and options exercised provided cash of $29 million.

During 2001, the proceeds from issuance of long-term debt, net of repayment, were $124 million. During 2001, we paid cash dividends of $36 million and repurchased 9,400,000 shares of our common stock totaling

Back to Contents

$233 million to fund the latest stock option plan. We also received cash of $43 million relating to the employee stock purchase plan and options exercised.

Capital Resources

Net financial position

We define our net financial position as the difference between our total cash position (cash, cash equivalents and marketable securities) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). We believe our net financial position provides useful information for investors because it measures our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Audited Consolidated Balance Sheets as at December 31, 2003 and December 31, 2002:

	Year ended December 31,
	2003	2002

	(in millions)
Cash and cash equivalents	$2,998	$2,562
Marketable securities	0	2

Total cash position	2,998	2,564
Bank overdrafts	(45)	(19)
Current portion of long-term debt	(106)	(146)
Long-term debt	(2,944)	(2,797)
Total financial debt	(3,095)	(2,962)

Net financial position	$(97)	$(398)

The net financial position (cash, cash equivalents and marketable securities net of total financial debt) as of December 31, 2003 was negative in the amount of $97 million, a decrease from the net negative financial position of $398 million as of December 31, 2002. This net financial position improvement is mainly reflecting the result of the favorable net operating cash flow generated during 2003.

At December 31, 2003, the aggregate amount of our long-term debt was approximately $2,944 million, of which $799 million consisted of Zero Coupon Subordinated Convertible Liquid Yield Option™ Notes due 2009 (our “2009 bonds”), $366 million of Zero Coupon Senior Convertible Bonds due 2010 (our “2010 bonds”) and $1,379 million of Zero Coupon Senior Convertible Bonds due 2013 (our “2013 bonds”). Additionally, the aggregate amount of our short-term credit facilities was approximately $1,163 million, under which approximately $1,118 million of indebtedness was outstanding. Our long-term financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.

As of December 31, 2003, debt payments due by period and based on the assumption that convertible debt redemptions are at maturity, are as follows:

	Payments due by period
	Total	2004	2005	2006	2007	2008	Thereafter

	(in millions)
Long-term debt	$3,050	$106	$114	$140	$87	$25	$2,578

During 2002, certain holders of our 1999 convertible bonds requested conversion of the LYONs into our common shares. The converted amount was negligible. During the second quarter of 2001, we issued a redemption notice for the 1998 LYONs for a conversion into common shares, and all of the remaining 1998 LYONs were converted.

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

Back to Contents

written purchase notice may be delivered by the holder, subject to certain additional conditions. The purchase price for a convertible bond will be $805.15 per $1,000 principal amount at maturity in cash.

In 2003, we repurchased approximately $1,673,479,000 aggregate principal amount at maturity of our 2010 bonds, for a total cash amount of approximately $1,303,900,000, representing approximately 78% of the total amount initially issued. The repurchased 2010 convertible bonds were cancelled. From time to time, we may proceed with future repurchases of our 2010 convertible bonds in accordance with applicable laws, regulations and stock exchange requirements. In the event the 2009 and 2010 convertible bonds were put back to us by all of the holders, the amounts payable would be $813 million on September 22, 2004 (in cash or shares at our option, the number of shares being computed based on market prices at the time) and $380 million on January 17, 2005 (in cash) respectively.

As of the end of 2003, we have the following credit ratings on our remaining convertible debt:

	Moody’s Investors Service	Standard & Poor’s

LYONs due 2009	Baa1	BBB+
Zero Coupon Senior Convertible Bonds due 2010	A3	A–
Zero Coupon Senior Coupon Convertible Bonds due 2013	A3	A–

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual Obligations, Commitments and Contingencies

Our contractual obligations, and commitments, contingencies as of December 31, 2003 were as follows:

	Payments due by period
	Total	2004	2005	2006	2007	2008	Thereafter

	(in millions)
Capital leases	$37	$5	$5	$5	$5	$6	$11
Operating leases(1)	246	58	43	38	15	13	79
Purchase commitments(2)	1,261	1,173	71	17	—	—	—
Contingent obligations(3)	1	1	—	—	—	—	—

Total	$1,545	$1,237	$119	$60	$20	$19	$90

(1)	Operating leases are mainly related to building leases.
(2)	Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.
(3)	Contingent obligations related to additional contractual amounts which could be paid for a future capital increase in the joint venture with Hitachi, Ltd.

Our contractual obligations, commitments and contingencies, including other obligations, as of December 31, 2003 can be further broken down as follows:

Year ended December 31,

2003

(in millions)
Capital leases	$37
Minimum payments for future leases (from 2004 to 2008 and thereafter)	246
Equipment purchase	888
Foundry purchase	194
Software, technology licenses and design	179
Other obligations	57

Total	$1,601

Other than those described above, there are no other material off-balance sheet obligations, contractual obligations or other commitments.

Back to Contents

Financial Outlook

We currently expect that capital spending for 2004 will be approximately $2.2 billion, an increase of approximately $1 billion compared to the 2003 level. Over two-thirds of the planned 2004 capital expenditures will be allocated to strategic research and development programs and leading-edge technologies. As of December 31, 2003, we had $888 million in outstanding commitments for purchases of equipment for delivery in 2004. The most significant of our 2004 capital expenditure projects are expected to be (i) the expansion of our 200mm and 150mm front-end facilities in Singapore; (ii) the expansion of our 200mm front-end plant in Rousset, France; (iii) the construction of the building for our 300mm wafer volume manufacturing fabrication facility in Catania, Italy; (iv) the upgrading of our 200mm front-end facility in Agrate, Italy; (v) the completion of the first phase of the joint project with Philips Semiconductors International B.V. and Motorola towards the start-up of the 300mm pilot line in Crolles, France; (vi) the expansion of our 200mm wafer fabrication facility in Phoenix, Arizona and consignment of equipment for capacity dedicated to us at a third-party wafer supplier; and (vii) increases in back-end capacity in Malaysia, Singapore, Morocco, Malta and Shenzhen. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. Our 2004 capital expenditures will increase to an estimated $2.2 billion although we have the flexibility to modulate our investments to changes in market conditions. We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operations, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

In addition, pursuant to the terms of the 2009 and 2010 bonds, we shall purchase, at the option of the holder, any outstanding 2009 bond for cash or shares on September 22, 2004 and any outstanding 2010 bond for cash on January 17, 2005. In the event the 2009 and 2010 convertible bonds were put back to us by all of the holders, the amounts payable would be $813 million on September 22, 2004 (in cash or shares at our option, the number of shares being computed based on market prices at the time) and $380 million on January 17, 2005 (in cash), respectively. During 2003, we did not repurchase any of our common shares. There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that our cash generated from operations, existing funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2004.

Impact of Recently Issued U.S. Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”), which is applicable to all business combinations initiated after June 30, 2001. This Statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. Also in July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”), which is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to initial recognition. In particular, the statement requires that goodwill and indefinite lived intangible assets no longer be amortized but be subject to annual impairment tests to determine the appropriate carrying value. Had FAS 142 not been adopted, we would have recorded an additional amortization expense of $48 million in 2003 and $28 million in 2002. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 definition of an identifiable intangible asset. The statement requires all unidentifiable intangible assets to be reclassified to goodwill. We adopted the standards required by this Statement in the first quarter of 2002. In connection with the adoption of FAS 142, we reclassified $3 million of our intangible assets for acquired workforce to goodwill. In the first quarter of 2002, we performed the transitional impairment review required by FAS 142 and determined that no adjustment for impairment loss was required as a result of adopting the standard.

Back to Contents

The following table presents the impact of FAS 142 on our net income and EPS had the standard been in effect for the year ended December 31:

	Year ended December 31,
	2003	2002	2001

	(in millions, except per share data)
Net income as reported	$253	$429	$257
Adjustments:
Amortization of goodwill	—	—	26
Amortization of acquired workforce previously classified as intangible assets	—	—	2
Income tax effects	—	—	(1)

Net income as adjusted	$253	$429	$284

Basic EPS as reported	$0.29	$0.48	$0.29
Basic EPS as adjusted	$0.29	$0.48	$0.32
Diluted EPS as reported	$0.27	$0.48	$0.29
Diluted EPS as adjusted	$0.27	$0.48	$0.32

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statement No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (“FIN 45”). FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 clarifies that a guarantor is required to recognize a liability for the fair value of the obligation under taken at the inception of the guarantee. The disclosure requirements of this interpretation are effective for interim or annual financial statement periods ending after December 15, 2002. The initial measurement provisions are effective prospectively for all guarantees subject to this interpretation that are issued or modified after December 31, 2002. We adopted FIN 45 in the first quarter of 2003, and management determined that FIN 45 has had no material effect on our financial position or results of operations at December 31, 2003.

In 2003, we adopted Financial Accounting Standards Board Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively “FIN 46”) and consolidated any Variable Interest Entities (“VIEs”) for which the company is considered to be the primary beneficiary. We identify VIEs as entities where our financial risk or reward is not consistent with the equity ownership. An entity is considered a VIE if any of the following factors are present:

•	the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties;

•	the equity investors of the entity lack decision-making rights;

•
an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor;

•	other parties protect the equity investors from expected losses; or

•	parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped.

The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

We have identified the following VIEs under the existing contracts and disclosed the arrangements in our financial statements for the year ended December 31, 2003:

•	a joint venture established with Dai Nippon for the development and production of photomask in which we have a 19% stake, and

•	the joint venture in SuperH, Inc. with Hitachi, Ltd., where we own 44% and have commitments for future capital increases.

Back to Contents

We have determined that we are not the primary beneficiary of the VIEs and continue to account for the investments under the cost and equity method, respectively.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 specifies that “freestanding” financial instruments within its scope embody obligations of the issuer and therefore, the issuer must classify such instruments as liabilities. FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. We adopted FAS 150 in the second quarter of 2003 and determined that it has no material effect on our financial position or results of operations.

In 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), to address certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue- generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. EITF 00-21 applies to all contractual arrangements (whether written, oral, or implied) entered into after June 15, 2003 under which a vendor will perform multiple revenue-generating activities. In addition, EITF 00-21 should only be applied in those situations where higher-level generally accepted accounting principles do not exist that specify the appropriate accounting. We adopted EITF 00-21 in the third quarter of 2003, and our management determined that EITF 00-21 has had no material effect on our financial position or results of operations at December 31, 2003.

In December, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132 (FAS 132 revised). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions; No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits; and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. FAS 132 revised requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. We adopted FAS 132 revised in the fourth quarter of 2003 and included all immediately required disclosures at December 31, 2003. We are currently evaluating the required disclosures for our foreign plans and will include the additional information in our interim and annual financial statements in 2004.

Business Combinations

On June 26, 2002 we acquired Alcatel Microelectronics, part of the Alcatel Group, which was manufacturing and marketing semiconductor integrated circuits. Concurrently, we sold the acquired mixed-signal business activities of Alcatel Microelectronics and also its fabrication facility to AMI Semiconductors, Inc. The consideration for the purchase of Alcatel Microelectronics net of proceeds totaling $61 million from the resale to AMI and purchase price adjustments recorded in the following quarters was $306 million, which was fully paid as of December 31, 2002. The acquisition was conducted to further develop the our strategic relationships with the Alcatel Group. Purchase price allocations resulted in the recording of intangible assets of $111 million for core technologies, $58 million for a supply contract signed with the Alcatel Group and $92 million as goodwill. The core technologies and supply contract have average useful lives of four years. We also recorded an expense of $8 million in the second quarter of 2002 for in-process research and development as certain of the acquired technologies had not reached technological feasibility. The purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by us, based on management’s best knowledge of the acquired company and the industry.

On April 24, 2003 we completed the acquisition of Proton World International N.V. (“PWI”), a leading Smart card software company established in Belgium, which specializes in high-security, payment and identification Smart card systems. The original cash consideration for the purchase of Proton was Ç37 million (approximately $41 million). The terms of the agreement require us to pay additional royalty payments of up to $25 million, based on achieving future sales targets over the next ten years. The obligation to pay these contingent amounts is not beyond a reasonable doubt, and therefore no amount has been recorded as of December 31, 2003. The acquisition was conducted to significantly extend our know-how and participation in the

Back to Contents

Smart card value chain. In July 2003, the computation of purchase price contractual adjustments was finalized resulting in a reduction of the provisional price of approximately $3 million. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $5 million, and intangible assets including $8 million for core technologies, $1 million for customers’ relationships, $1 million for trademarks and $33 million in goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationship of four years and the trademarks of one year.

On April 28, 2003, we finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel. The cash consideration for this acquisition was $12 million. The acquisition was made to further strengthen our strategic positioning in the areas of Digital Subscriber Line technology. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets by $2 million and intangible assets including $8 million for core technologies and $6 million in goodwill. The core technologies have an estimated useful life of five years.

On June 2, 2003, we completed the acquisition of the business of Incard S.p.A, a company based in Italy, for an original cash consideration of approximately $89 million plus approximately $2 million in acquisition-related taxes and fees. The acquisition of Incard was performed to complement the purchase of Proton by extending our know-how and customer basis in the Smart card value chain. The acquisition will also allow us to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. On September 26, 2003, the computation of purchase price contractual adjustments resulted in a price reduction of approximately $7 million. The purchase agreement also provides certain future price adjustments contingent on future events that have not yet materialized. Purchase price allocation resulted in the booking of $32 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies, $4 million for customers’ relationships, $3 million for trademarks and $30 million in goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationships of four years and the trademarks of three years.

On December 18, 2003, we completed the acquisition of Synad Technologies Ltd., a wireless-LAN chip developer based in the United Kingdom. The cash consideration for this acquisition was $55 million, plus approximately $1 million in acquisition-related taxes and fees, of which $53 million was paid as of December 31, 2003. The acquisition was conducted to strengthen our broadband access portfolio and add wireless networking capabilities to our wide range of highly integrated cost-effective application platforms. Purchase price allocation resulted in recording $2 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies and $34 million in goodwill. We also recorded an expense of approximately $5 million in the fourth quarter of 2003 for in-process research and development as certain of the acquired technologies cannot be capitalized since they did not reach technological feasibility. The core technologies have an estimated useful life of five years.

For Proton, Incard and Synad, the purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by us. For Tioga, the allocation is based on the contractual values, which we believe to reflect the fair market value. Such assumptions may be revised, as we obtain further knowledge of the acquired companies, which could result in revisions to the purchase price allocation within one year of the acquisitions.

The pro forma information below assumes that Alcatel Microelectronics acquired in June 2002 had been acquired at the beginning of 2002 and incorporates the results of Alcatel Microelectronics beginning on January 1, 2002. Additionally, the pro forma information assumes that Proton and Tioga, both acquired in April 2003, Incard, acquired in June 2003, and Synad, acquired in December 2003, had been purchased at the beginning of 2003. The years 2003 and 2002 have been adjusted to incorporate the results of Proton, Tioga, Incard and Synad beginning on January 1, 2003 and 2002. Such information is presented by us based on our best knowledge of the acquired companies. This is shown for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2003 or 2002, as the case may be.

Back to Contents

Pro forma Statements of Income

	Year ended December 31,
	2003	2002

	(in millions, except per share amounts)
Net revenues	$7,276	$6,416
Gross profit	2,582	2,327
Operating expenses	(2,256)	(1,761)
Operating income	326	566
Net income	250	403
Earnings per share (basic)	0.28	0.45
Earnings per share (diluted)	0.27	0.45

As reported Statements of Income

	Year ended December 31,
	2003	2003

	(in millions, except per share amounts)
Net revenues	$7,238	$6,318
Gross profit	2,566	2,298
Operating expenses	(2,232)	(1,697)
Operating income	334	601
Net income	253	429
Earnings per share (basic)	0.29	0.48
Earnings per share (diluted)	0.27	0.48

Impairment, Restructuring Charges and Other Related Closure Costs

During the third quarter of 2003, we finalized a plan to restructure our 150mm fab operations and part of our back-end operations in order to improve cost competitiveness.

The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to a finer geometry 200mm wafer fab. The plan includes the discontinuation of the production of Rennes, France, the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto, Italy, the downsize by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate, Italy and Rousset, France will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The fair values used in calculating the impairment charges were based on the discounted expected future cash flows on the assets. Impairment charges also include a reduction in the fair market value of the facilities in Rancho Bernardo, California and Castelletto, Italy, which were determined by independent real estate appraisals.

During the third and fourth quarter of 2003, certain involuntary termination payments were made for the partial restructuring of the back-end sites in Morocco and impairment charges were incurred for the planned closure of the back-end facilities in Tuas, Singapore. An independent real estate appraisal was used in determining the fair value of the back-end facility.

In the third quarter of 2003, we also incurred an impairment charge of $3 million relating to certain intangible assets subject to amortization and a restructuring cost of $3 million for contractually committed future capital contributions to SuperH Inc, the joint venture formed with Renesas Technology Corp. The fair value used in determining the impairments was based on discounted expected future cash flows.

Certain payments have been made for voluntary termination benefits in France totalling $6 million and for lease contract terminations in the United States amounting to $3 million.

Back to Contents

Impairment, restructuring charges and other related closure costs incurred in 2003 are summarized as follows:

Year ended December 31, 2003 (in millions of U.S.$)	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

150mm fab operations	(140)	(32)	(1)	(173)
Back-end operations	(15)	(2)	—	(17)
Intangible assets and investments	(6)	—	—	(6)
Other	—	(9)	—	(9)

Total	(161)	(43)	(1)	(205)

The total impairment and restructuring costs for the entire reorganization plan as announced is estimated to be approximately $350 million pre-tax (or $240 million after-tax). The restructuring plan and related manufacturing initiatives are expected to be substantially completed over the next eighteen months. The total actual costs that we will incur may differ from these estimates based on the timing required to complete all these actions, the number of people involved, the agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

In 2003, total cash outlays for the restructuring plan amounted to $8 million corresponding mainly to the payment of voluntary termination benefits for $6 million, and to reduction of workforce for $2 million on back-end operations.

Equity in Loss of Joint Venture

During the third quarter of 2001, we formed a joint venture with Renesas Technology Corp. (previously known as Hitachi Ltd.) to develop and license RISC microprocessors. The joint venture, SuperH, Inc., was initially capitalized with our contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Hitachi, Ltd contributed $37 million of cash partially used to purchase internally developed technologies from Hitachi, for a 56% interest.

During 2002, we contributed $5 million in cash to the SuperH joint venture. As a result of deteriorating market conditions and the inability of SuperH to meet its projected business plan objectives, at December 31, 2002, we wrote off the $4 million remaining book value of our investment in SuperH, Inc. and provisioned an additional $3 million for a capital contribution that the Company was committed to and did make in the first quarter of 2003. During the second and fourth quarters of 2003, we made an additional capital contribution of $2 million. As of December 31, 2003, the Company continues to maintain its 44% ownership of the joint venture.

We account for our share in SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. At December 31, 2003, the accumulated losses of the joint venture exceeded our total investment, and the investment was shown at a zero carrying value.

During the third quarter of 2003, the shareholders’ agreement was amended to require us to additionally contribute up to $3 million. The revised SuperH shareholders’ agreement also stipulated that a review of any additional cash requirements would be undertaken in the second half of 2004, which could result in us being required to make a final capital investment of up to $1 million. Based on the continued inability of the joint venture to meet its projected business plan objectives, we recorded an impairment charge of $3 million in the third quarter of 2003 for these required future capital contributions of which $1 million remains to be paid. This impairment charge is reflected in the consolidated statements of income as “Impairment, restructuring charges and other related closure costs”.

We have identified the joint venture relationship as a Variable Interest Entity (“VIE”), but have determined that we are not the primary beneficiary of the VIE. We estimate that no future loss exposure will result from the joint venture in addition to the provisions recorded.

Backlog and Customers

Our backlog (including frame orders) decreased significantly in 2001 from the levels of 2000 reflecting the most severe downturn in the semiconductor industry. Starting in 2002 we steadily registered an increase in the backlog (including frame orders) compared to 2001 in line with the progressive recovery of the semiconductor industry. The backlog continued to increase in 2003 compared to 2002, driven mainly by a strong increase in volumes while selling prices were decreasing. Our new order booking rate (including new frames orders) was

Back to Contents

particularly strong in the last quarter of 2003; total 2003 bookings were approximately 16% higher than the 2002 value. We entered 2004 with a backlog (including frame orders) approximately 30% higher than we had entering 2003.

During 2003, we had several large customers, with the Nokia group of companies being the largest and accounting for 17.9% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 82% of our net revenues, of which the top-ten OEM customers accounted for 46%. Distributors accounted for 18% of our net revenues. We have no assurance that the Nokia group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Item 6. Directors, Senior Management and Employees

Our current Corporate Governance Charter, following its adoption by our annual general meeting of shareholders on April 23, 2004, our Supervisory Board Charter and our Code of Business Conduct and Ethics are posted on our website, at http://www.st.com/stonline/company/index.htm, and are available in print to any shareholder who may request it.

Directors and Senior Management

The management of our company is entrusted to the Managing Board under the supervision of the Supervisory Board.

Supervisory Board

The Supervisory Board advises the Managing Board and is responsible for supervising the policies pursued by the Managing Board and the general course of our affairs and business. In fulfilling their duties under Dutch law, the members of the Supervisory Board must serve our interests and business and the interests of all of our stakeholders.

The Supervisory Board consists of such number of members as is resolved by the general meeting of shareholders upon a non-binding proposal of the Supervisory Board, with a minimum of six members. Decisions by the general meeting of shareholders concerning the number and the identity of our Supervisory Board members are made by a majority of the votes cast at a meeting, provided quorum conditions are met. On April 23, 2004, our annual meeting of shareholders voted to reduce our quorum from one-third to 15% of our outstanding share capital present or represented.

Following the appointment of two new members of our Supervisory Board at our annual shareholders meeting held in Amsterdam on April 23, 2004, and a Supervisory Board meeting held after the shareholders meeting, our Supervisory Board currently has the following nine members:

Name	Position	Year Appointed(1)	Term Expires	Age

Bruno Steve	Chairman	1989	2005	62
Gérald Arbola	Vice-Chairman	2004	2005	55
Tom de Waard	Member	1998	2005	57
Douglas Dunn	Member	2001	2005	59
Riccardo Gallo	Member	1997	2005	60
Francis Gavois	Member	1998	2005	68
Didier Lombard	Member	2004	2005	62
Alessandro Ovi	Member	1994	2005	60
Robert M. White	Member	1996	2005	65

(1)	As a member of the Supervisory Board.

Resolutions of the Supervisory Board require the approval of at least three-quarters of its members. The Supervisory Board must meet upon request by two or more of its members or by the Managing Board. The Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. The Supervisory Board meets at least five times a year, including once a quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a charter setting forth its duties, responsibilities and operations.

Back to Contents

There is no mandatory retirement age for members of our Supervisory Board pursuant to Dutch law. Members of the Supervisory Board may be suspended or dismissed by the general meeting of shareholders. The Supervisory Board may make a proposal to the general meeting of shareholders for the suspension or dismissal of one or more of its members. The members of the Supervisory Board may receive compensation if authorized by the general meeting of shareholders. The current mandates of all of our Supervisory Board members will expire at our annual meeting of shareholders in 2005. Each member of the Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiry of such member's term of office. The Supervisory Board may propose a rotation scheme for its members, but the Board is not currently staggered.

Our Supervisory Board has held several meetings in 2003 and 2004 to discuss the new Dutch corporate governance code, the implementing rules and corporate governance standards of the U.S. Securities and Exchange Commission and of the New York Stock Exchange. It created an Ad Hoc Committee composed of Messrs. de Waard (Chairman), Steve and Gavois which held several meetings in the presence of our Dutch and U.S. counsel. Such committee considered our independence criteria, Corporate Governance Charter and Supervisory Board Charter. Based on the work of the Ad Hoc Committee, our Supervisory Board also considered, with respect to such matters, our unique history as a European company incorporated in the Netherlands following the combination of the Italian and French semiconductor businesses and our current shareholding structure, with approximately 65% of our shares held by the public and approximately 35% indirectly held by French and Italian state-controlled companies.

Based on all these factors, the Supervisory Board established the following independence criteria for its members: Supervisory Board members must have no material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

The Supervisory Board also adopted the specific bars to independence established by the New York Stock Exchange. On that basis, the Supervisory Board concluded, in its business judgment, that all members qualify as independent based on the criteria set forth above, with the exception of Mr. Dunn. With respect to Mr. Dunn, the Supervisory Board noted that in 2003 we purchased semiconductor equipment from ASML, where Mr. Dunn is the outgoing CEO, for approximately $65 million. The sum of $65 million represents approximately 3.7% of ASML’s 2003 net revenues. Our Supervisory Board nevertheless considered in its business judgment that this relationship is not material to Mr. Dunn and does not compromise his independent judgment. The Supervisory Board has made this determination in light of Dutch law, which provides that the mission and role of the Supervisory Board is not to choose individual suppliers or determine technical, financial or business relationships, but rather to approve the overall capital expenditure budget of the company. The Supervisory Board also evaluated the relationship between ASML and ourselves upon Mr. Dunn’s initial appointment in 2000 and concluded then that it was not material. In addition, our Supervisory Board noted Mr. Dunn’s January 4, 2004 announcement that he will step down from his position as CEO of ASML in 2004.

We have been informed that our principal direct and indirect shareholders, Finmeccanica, FT1CI, Areva and France Telecom, and ST Holding and ST Holding II, signed a new shareholders agreement in March 2004, to which we are not a party. Under the agreement, Finmeccanica and FT1CI have provided for their right, subject to certain conditions, to insert on a list prepared for proposal by ST Holding II to our general meeting of shareholders certain members for appointment to our Supervisory Board. According to Dutch law, all members of our Supervisory Board, however originally selected, are required to act independently in the supervision of our management. This agreement also contains other corporate governance provisions, including decisions to be taken by our Supervisory Board which are subject to certain prior approvals, which are described in “Item 7. Major Shareholders and Related-Party Transactions”. See also “Item 3. Key Information—Risk Factors—Our controlling shareholders’ interests may conflict with investors’ interests”.

Biographies

Bruno Steve has been a member of our Supervisory Board since 1989 and Chairman since March 27, 2002. He served as Vice-Chairman of the Supervisory Board from 1989 to July 1990 and from May 1999 through March 2002. From July 1990 to March 1993 and from June 1996 until May 1999, Mr. Steve also served as Chairman of our Supervisory Board. He has been with Istituto per la Ricostruzione Industriale—IRI S.p.A. (“I.R.I”.), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently President of the board of statutory auditors of Alitalia S.p.a.. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica

Back to Contents

from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002 and Chairman from March 2002 to May 2003 of the Supervisory Board of ST Holding until his resignation effective April 21, 2004.

Gérald Arbola was appointed to the Supervisory Board at the 2004 annual shareholders’ meeting to fulfill the remaining term of Jean-Pierre Noblanc, Vice-Chairman of our Supervisory Board, who passed away in 2003. Mr. Arbola was appointed Vice-Chairman of our Supervisory Board on April 23, 2004. Mr. Arbola has served as chief financial officer and member of the Executive Board of Areva since July 3, 2001. Mr. Arbola joined the Cogema group in 1982 as director of planning and strategy for SGN, then served as chief financial officer at SGN from 1985 to 1989, becoming executive vice president of SGN in 1988 and Chief Financial Officer of Cogema in 1992. He was appointed as a member of the executive committee in 1999, and also served as chairman of the board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the boards of directors of Cogema, Framatome ANP. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola is the Vice-Chairman of the board of directors of ST Holding and a chairman of the board of directors of FT1CI.

Tom de Waard has been a member of the Supervisory Board since 1998. Mr. de Waard was appointed Chairman of the Audit Committee by the Supervisory Board in 1999. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm since March 2000 and has been the Managing Partner of Clifford Chance Amsterdam office since May 1, 2002. Prior to that, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is a member of the Supervisory Board of BESI N.V. and of its Audit Committee.

Douglas Dunn has been a member of the Supervisory Board since 2001. He is President and Chief Executive Officer of ASM Lithography Holding N.V., an original equipment manufacturer in the semiconductor industry. He has announced his intention to retire from this position during the course of 2004. Mr. Dunn currently serves as a non-executive director on the Board of Directors of ARM plc and Sendo plc, both UK companies. Mr. Dunn also serves on the Board of MEDEA+. He was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors. From 1980 to 1993 he held various positions at Plessey Semiconductors. Prior to 1980, Mr. Dunn served in executive positions at Motorola Semiconductors.

Riccardo Gallo has been a member of the Supervisory Board since 1997. He is Associate Professor of Industrial Economics at the Engineering Faculty of “La Sapienza” University in Rome. He is also a member of the Board of Directors of Comitato Sir (since 1981). From 1982 to 1991, he served as Director General at the Italian Ministry of the National Budget. In the early 1990s, he served as Vice-Chairman of I.R.I, which was at the time the largest state-owned industrial holding. He currently serves as Chairman of IPI, the Italian Institute for Industrial Promotion. Mr. Gallo was previously a member of the Supervisory Board of ST Holding, a position he resigned in 2003.

Francis Gavois has been a member of the Supervisory Board since 1998. Mr. Gavois is a member of the Boards of Directors and of the Audit Committee of Plastic Omnium and the Consortium de Réalisation (CDR). He also served as the Chairman of the Supervisory Board of ODDO et Cie until May 2003. From 1984 to 1997, Mr. Gavois held several positions, including Chairman of the Board of Directors and Chief Executive Officer of Banque Française du Commerce Extérieur (BFCE). Prior to that time Mr. Gavois held positions in the French government. He is Inspecteur des Finances and a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration. Mr. Gavois is also a member of the Supervisory Board of ST Holding and FT1CI.

Didier Lombard was appointed to the Supervisory Board at the 2004 annual shareholders’ meeting to fulfill the remaining term of Rémy Dullieux, who resigned. Mr. Lombard currently serves as Senior Executive Vice President and member of the Executive Committee of France Telecom, in charge of technologies, strategic partnerships and new usages. Mr. Lombard has also accepted the appointment, subject to shareholder approval and France Telecom’s board of directors. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology, from 1991 to 1998, he served as General Director for industrial strategies

Back to Contents

at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also a member of the Board of Directors of Thomson, Orange and Wanadoo and is a member of the Supervisory Board of Radiall. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Alessandro Ovi has been a member of the Supervisory Board since 1994. He received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a masters degree in operations research from Massachusetts Institute of Technology. He currently is Special Advisor to the President of the European Community and serves on the boards of Telecom Italia S.p.A., Assicurazioni Generali S.p.A., N.W. Fund, E.U.P.A.C. (Capital Group) and he is a life trustee of Carnegie Mellon University and a member of the Corporation Development Committee of the Massachusetts Institute of Technology. Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Robert M. White has been a member of the Supervisory Board since 1996. Mr. White is a University Professor and Director of the Data Storage Systems Center at Carnegie Mellon University and serves as a member of several corporate boards. Mr. White serves on the board of directors of Silicon Graphics, Inc., as well as on its Corporate Governance and Nominating Committee. He is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society’s Pake Prize. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States government. Prior to 1990, Mr. White served in several key executive positions at Xerox Corporation, Control Data Corporation and MCC. He received a doctoral degree in physics from Stanford University and graduated with a degree in physics from Massachusetts Institute of Technology.

Supervisory Board Committees

Membership and Attendance.     Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2003 was as follows:

Number of meetings attended in 2003(1)	Full Board	Audit Committee	Compensation Committee	Strategic Committee

Bruno Steve	8	—	3	6
Jean-Pierre Noblanc(2)	6	—	3	4
Tom de Waard	8	11	3	—
Rémy Dullieux(3)	5	—	—	—
Douglas Dunn	7	9	—	—
Riccardo Gallo	8	11	—	—
Francis Gavois	8	11	—	—
Alessandro Ovi	8	—	—	6
Robert M. White	8	11	—	6

(1)	Includes meetings attended by way of conference call.
(2)	Former member, who passed away in September 2003.
(3)	Resigned as of April 23, 2004.

Audit Committee.     The Audit Committee was established in 1996 to assist the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors. The Audit Committee met eleven times during 2003. At many of these meetings, the Audit Committee received presentations on current financial and accounting matters and had the opportunity to interview our CEO, CFO, General Counsel, external and internal auditors. On several occasions, the Audit Committee met with outside U.S. legal counsel, who explained and analyzed final implementing rules promulgated by the U.S. Securities and Exchange Commission and the New York Stock Exchange.

At the end of each quarter, prior to each Supervisory Board meeting to approve our results and quarterly earnings press release, the Audit Committee reviewed our interim financial information and the proposed press release and discussed with the independent accountants those matters required to be discussed under SAS 61. In addition, the Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and full

Back to Contents

interim financial statements (including notes) before they are filed with the SEC and duly certified (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act).

The Audit Committee also proceeded with its annual review of the Internal Audit, as well as the scope, planning and fees of our external audit activities. The Audit Committee reviewed and approved management’s proposal for a new internal operating procedure regarding engagements with external auditors.

The Audit Committee reviewed its Charter with the assistance of outside U.S. counsel, with a view to compliance with final Sarbanes-Oxley implementing rules and final NYSE listing standards, to the extent permitted by Dutch law. The Audit Committee completed a self- evaluation and reported regularly to the Supervisory Board.

In advance of its review of our draft annual Financial Statements, the Audit Committee reviewed our external auditors’ statement of independence with them. The Audit Committee approved the compensation of our external auditors and also approved the scope of their audit, audit-related and non-audit-related services, held separate meetings with the external auditors and discussed our critical accounting policies with our external auditors.

The Audit Committee reviewed our conclusions as to effectiveness of Internal Controls in 2003, had various meetings with management, external auditors and approved our internal audit plan for 2004. The Audit Committee also determined that three members of the Audit Committee qualified as “audit committee financial experts” and that all of its members are financially literate. The Audit Committee’s conclusions on such matters were reported to the Supervisory Board, which adopted them.

Our Audit Committee is composed of five Supervisory Board members, and meets at least five times annually, or more frequently as circumstances dictate. It is currently chaired by Mr. de Waard and is also comprised of Messrs. Dunn, Gallo, Gavois and White.

Compensation Committee.     Our Compensation Committee proposes to the Supervisory Board the compensation for our President and Chief Executive Officer, the sole member of our Managing Board. It also approves any increase in the incentive component of compensation for our executive officers. Finally, the Compensation Committee is informed of the compensation plans for our executive officers. The Compensation Committee met three times in 2003, including one meeting outside the presence of management or the CEO. Among its main activities, the Compensation Committee defined the remuneration package of the CEO for the year 2003, determined CEO objectives and eligibility criteria to receive a bonus in 2004 (with reference to the market conditions in the semiconductor industry) and proposed to the Supervisory Board the CEO’s remuneration policy and total remuneration package, which approved it. Eligibility criteria for the CEO to receive a bonus relate to our revenue growth compared to that of our main competitors, our profitability, return on net assets, net cash flow, and market performance over the course of a fiscal year. In 2003, the Compensation Committee also reviewed the CEO’s 2002 performance in light of objectives and bonus eligibility criteria and proposed adoption of the CEO’s bonus to the Supervisory Board. Finally, the Compensation Committee made a recommendation regarding the number of stock options to be granted to the CEO and reviewed the remuneration policy for our senior executive officers as well as the Executive Incentive Program for all ST executives.

The Compensation Committee approved the 2003 proposed annual allocation of stock options to our executive officers and key employees pursuant to our 2001 Stock Option Plan, based on the NYSE closing price of ST shares two days after the AGM date. The Compensation Committee also extended the allocation to eligible employees of acquired businesses.

In 2003, the Compensation Committee confirmed the grant of stock options approved by our shareholders to members and professionals of the Supervisory Board pursuant to our 2002 Stock Option Plan, based on the NYSE closing price of ST shares two days after the AGM date.

The Compensation Committee also monitored the results of the last two tranches of our Employees Stock Purchase Plan, which were implemented in 2003. The Compensation Committee reviewed and proposed to the

Back to Contents

Supervisory Board a new Employee Stock Purchase Plan for the years 2004-2007, the principal terms and conditions of which were submitted to and approved by our April 23, 2004 annual shareholders’ meeting.

Our Compensation Committee is currently comprised of Messrs Steve, Arbola and de Waard.

Strategic Committee.     Our Strategic Committee was instituted to monitor key developments within the semiconductor industry and our overall strategy, and is particularly involved in supervising the execution of significant transactions. The Strategic Committee met six times in 2003, in the presence of the CEO, the Director of Strategic Planning and the CFO. Among its main activities, the Strategic Committee reviewed the Company’s long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, which included the increasing costs of research and development and of capital investments in advanced production technologies.

The Strategic Committee was fully briefed prior to and during the negotiation processes concerning the acquisition of Incard, a manufacturer of various Smart card products, Proton World International (“PWI”), a leading Smart card software company specializing in high- security payment and identification Smart card systems, and Synad Ltd., the wireless-LAN chip developer.

The Strategic Committee is currently comprised of Messrs. Steve, Arbola, Lombard, Ovi and White.

Nominating and Corporate Governance Committee.     As part of the Supervisory Board’s corporate governance review, the Supervisory Board resolved in April 2004 to establish a Nominating and Corporate Governance Committee. The Supervisory Board will resolve upon the composition of the Committee in the near future.

Secretariat and Controllers.     Our Supervisory Board appoints and dismisses a Secretary and Assistant Secretary as proposed by the Supervisory Board. Furthermore, the Managing Board makes and Executive Secretary available to the Supervisory Board, who is appointed and dismissed by the Supervisory Board. The Secretary, Assistant Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is to organize meetings, censure continuing education and training of the Supervisory Board members, record- keeping, and similar functions. Currently, the Secretary is Mr. Bertrand Loubert, the Assistant Secretary is Mr. Luciano Acciari, and the Executive Secretary is Mr. Pierre Ollivier, who is also our General Counsel.

Our Supervisory Board appoints and dismisses two financial experts (“Controllers”). The mission of the Controllers is primarily to assist the Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers are currently Messrs. Christophe Duval and Bruno Piano.

The shareholders agreement among our principal direct and indirect shareholders contains provisions with respect to the appointment of the Secretary, Assistant Secretary and Controllers, which are described in “Item 7. Major Shareholders and Related-Party Transactions”.

Managing Board

Our management is entrusted to the Managing Board under the supervision of the Supervisory Board.

The Managing Board shall consist of such number of members as resolved by the general meeting of shareholders upon the proposal of the Supervisory Board. The members of the Managing Board are appointed for three-year terms as defined in our Articles of Association upon a non-binding proposal by the Supervisory Board at the general meeting of shareholders by a simple majority of the votes cast at a meeting where at least 15% of the outstanding share capital is present or represented. If the Managing Board consists of more than one member, our Supervisory Board appoints one of the members of the Managing Board to be chairman of the Managing Board for a three-year term, as defined in our Articles of Association, (upon approval of at least three-quarters of the members of the Supervisory Board). Resolutions of the Managing Board require the approval of a majority of its members. Since its creation, the Managing Board has always been comprised of a sole member.

The general meeting of shareholders may suspend or dismiss one or more members of the Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. If the quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal. Such a quorum is not required if a suspension or dismissal is proposed by the

Back to Contents

Supervisory Board. In that case a resolution to dismiss or to suspend a member of the Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our outstanding share capital is present or represented. The Supervisory Board may suspend members of the Managing Board, but a general meeting of shareholders must be convened within three months after such suspension to confirm or reject the suspension. The Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of the Managing Board, be temporarily responsible for our management.

Mr. Pasquale Pistorio, our President and Chief Executive Officer, is the sole member of the Managing Board. At the annual general meeting of shareholders of 2005, his mandate will expire. As previously reported, Mr. Pistorio, who will be 69 years old at that time, will formally retire from the positions that he has held since our formation in 1987. In March 2004, we announced that our Supervisory Board has approved Mr. Pistorio’s recommendation for his succession as the sole member of the Managing Board and it will propose that Mr. Carlo Bozotti be appointed as the sole member of the Managing Board and President and Chief Executive Officer, subject to the approval by our shareholders at their 2005 annual general meeting of shareholders. For further changes and announcements in respect of Mr. Pistorio’s retirement as sole Managing Director, refer to “— Executive Officers”.

Under Dutch law, our Managing Board is entrusted with our general management and the representation of the company. The Managing Board must seek prior approval from the general meeting of shareholders for decisions relating to (i) the sale of all or of an important part of our assets or concerns; and (ii) all mergers, acquisitions or joint ventures which we wish to enter into and which the Supervisory Board considers to be of material significance. Under the Articles of Association, the Managing Board must obtain prior approval from the Supervisory Board for (i) all proposals to be submitted to a vote at the general meeting of shareholders; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board. In addition, under the Articles of Association, the Supervisory Board and our general meeting of shareholders may specify by resolution certain additional actions by the Managing Board that require its prior approval.

Following the adoption of such a resolution by our Supervisory Board in 1995, the following actions by our Managing Board require prior approval from our Supervisory Board: (i) modification of our Articles of Association; (ii) change in our authorized share capital, issue, acquisition or disposal of our own shares, change in any shareholder rights or issue of any instruments granting an interest in our capital or profits; (iii) liquidation or disposal of all or a substantial and material part of our assets or any shares we hold in any of our subsidiaries; (iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company; (v) approval of such company’s draft consolidated balance sheets and financial statements or any profit distribution by such company; (vi) entering into any agreement with any of the direct or indirect French or Italian shareholders outside the normal course of business; (vii) submission of documents reporting on (a) approved policy, expected progress and results and (b) strategic long- term business plans and consolidated annual budgets or any modifications to such; (viii) preparation of long-term business plans and annual budgets; (ix) adoption and implementation of such long-term business plans and annual budgets; (x) approval of all operations outside the normal course of business, including operations already provided for in the annual budget; and (xi) approval of the quarterly, semiannual and annual Consolidated Financial Statements prepared in accordance with internationally accepted accounting principles. Such resolution also requires that the Managing Board obtain prior approval from the Supervisory Board for (i) the appointment of the members of the statutory management, administration and control bodies of our French and Italian subsidiaries; and (ii) the nomination of our statutory management, administration and control bodies and each of our other direct and indirect subsidiaries followed by confirmation to the Supervisory Board of such nominees’ appointments.

During a meeting held on September 23, 2000, the Supervisory Board authorized the Managing Board to proceed with acquisitions without prior consent of the Supervisory Board subject to a maximum amount of $25 million per transaction, provided the Managing Board keeps the Supervisory Board informed of progress regarding such transactions and gives a full report once the transaction is completed. See “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related-Party Transactions—Related-Party Transactions”.

Back to Contents

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

Name	Position	Years with Company(1)	Years in Semi- conductor Industry	Age

Pasquale Pistorio	President and Chief Executive Officer	24	41	68
Georges Auguste	Corporate Vice President, Total Quality and Environmental Management	17	30	55
Laurent Bosson	Corporate Vice President, Front-end Manufacturing	21	21	61
Carlo Bozotti	Corporate Vice President, Memory Products Group	27	27	51
Salvatore Castorina	Corporate Vice President, Discrete and Standard ICs Group	22	38	67
Andrea Cuomo	Corporate Vice President, Application Systems and Technology Group	21	21	50
Alain Dutheil	Corporate Vice President, Strategic Planning and Human Resources	21	34	59
Carlo Ferro	Corporate Vice President, Chief Financial Officer (appointment effective May 1, 2003)	4	4	43
Philippe Geyres	Corporate Vice President, Consumer and Microcontroller Group	20	27	51
Jean-Claude Marquet	Corporate Vice President, Asia/Pacific Region	18	37	62
Joël Monnier	Corporate Vice President, Central Research and Development	21	30	58
Piero Mosconi	Corporate Vice President, Treasurer	40	40	64
Tetsuo Onikura	Corporate Vice President, Japan Region	1	33	56
Carlo Ottaviani	Corporate Vice-President, Communications	39	39	60
Carmelo Papa	Corporate Vice President, Emerging Markets	21	21	55
Richard Pieranunzi	Corporate Vice President, Americas Region	23	38	65
Aldo Romano	Corporate Vice President, Telecommunications, Peripherals and Automotive Group	39	39	63
Giordano Seragnoli	Corporate Vice President, Back-end Manufacturing and Subsystems Products Group	39	41	67
Enrico Villa	Corporate Vice President, European Region	37	37	62

(1)	Including years with Thomson Semiconducteurs or SGS Microelettronica.

In March 2004, we announced that the Supervisory Board has approved Mr. Pistorio’s recommendation for his succession and it will propose that Mr. Bozotti be appointed as sole member of the Managing Board, President and Chief Executive Officer, subject to approval by our shareholders at their annual general meeting of shareholders in 2005. As part of the succession plan, the Supervisory Board, upon proposal of Mr. Bozotti, will endorse the appointment of Mr. Dutheil as Chief Operating Officer reporting to the President and Chief Executive Officer.

Biographies

Pasquale Pistorio has more than 41 years of experience in the semiconductor industry. After graduating in Electrical Engineering from the Polytechnical University of Turin in 1963, he started his career selling Motorola Inc. products. Mr. Pistorio joined Motorola Inc. in 1967, becoming Director of World Marketing in 1977 and General Manager of the International Semiconductor Division in 1978. Mr. Pistorio joined SGS Microelettronica as President and Chief Executive Officer in 1980 and became our President and Chief Executive Officer upon our formation in 1987. Mr. Pistorio also serves on the board of directors of MEDEA+. Mr. Pistorio has recently accepted to serve as an independent director of Telecom Italia S.p.A.

Georges Auguste has served as Corporate Vice President, Total Quality and Environmental Management since 1999. Mr. Auguste received a degree in engineering from the Ecole Supérieure d’Electricité (“SUPELEC”) in 1974 and a diploma in business administration from Caen University in 1976. Prior to joining us, Mr. Auguste worked with Philips Components from 1974 to 1986, in various positions in the field of manufacturing. From 1990 to 1997 he headed our operations in Morocco, and from 1997 to 1999, Mr. Auguste served as director of Total Quality and Environmental Management.

Back to Contents

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

Carlo Bozotti has served as Corporate Vice President, Memory Products since August 1998. On March 10, 2004, our Supervisory Board, upon the proposal of Mr. Pistorio, resolved to propose to our 2005 annual shareholders meeting that Mr. Bozotti succeeded Mr. Pistorio as sole member of our Managing Board, President and CEO. Mr. Bozotti joined SGS Microelettronica in 1977 after graduating in Electronic Engineering from the University of Pavia. Mr. Bozotti served as Product Manager for the Industrial, Automotive and Telecom products in the Linear Division and as Business Unit Manager for the Monolithic Microsystems Division from 1987 to 1988. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Division in 1991. Mr. Bozotti has served as Corporate Vice President, Memory Products since August 1998, after having served as Corporate Vice President, Europe and Headquarters Region from 1994 to 1998.

Salvatore Castorina has served as Corporate Vice President, Discrete and Standard ICs Group since 1989. Mr. Castorina received his engineering degree in Electronics from the Polytechnical University of Turin and began his career as a teacher of electrical and electronic technologies prior to joining Thomson-CSF in Milan in 1965. In 1967, he joined Motorola Semiconductors and held various positions in sales and marketing. In 1981, Mr. Castorina joined us as General Manager of Discrete and Standard Logic in Catania and became the General Manager of our Discrete and Standard ICs Group in 1989.

Andrea Cuomo has served as Corporate Vice President Advanced System Technology Group since 2002. After studying at Milano Politecnico in Nuclear Sciences, with a special focus on analog electronics, Mr. Cuomo joined us in 1983 as a System Testing engineer, and from 1985 to 1989 held various positions to become Marketing Manager in the automotive, computer and industrial product segment. In 1989, Andrea Cuomo was appointed Director of Strategy and Market Development for the Dedicated Products Group, and in 1994 became Vice President responsible for Marketing and Strategic Accounts within the Headquarters Region. In 1998, Mr. Cuomo was appointed as Vice President responsible for Advanced System Technology.

Alain Dutheil has served as Corporate Vice President, Strategic Planning and Human Resources since 1994 and 1992, respectively. After graduating in Electrical Engineering from the Ecole Supérieure d’Ingénieurs de Marseille (“ESIM”), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director in France in 1980 and Director of Operations for Portugal in 1982. He joined Thomson Semiconducteurs in 1983 as General Manager of a plant in Aix-en- Provence, France and then became General Manager of SGS-Thomson Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for Worldwide Back-end Manufacturing, in addition to serving as Corporate Vice President for Human Resources from 1992 until the present.

Carlo Ferro has served as Corporate Vice President and Chief Financial Officer since May 2003. Mr. Ferro, 43, graduated with a degree in Business and Economics from the LUISS Guido Carli University in Rome, Italy in 1984, and has a professional qualification as a Certified Public Accountant. From 1984 through 1992, Mr. Ferro held a series of positions in finance and control at Istituto per la Ricostruzione Industriale—IRI S.p.A. (“IRI”), and Finmeccanica S.p.A. Mr. Ferro served as one of our Supervisory Board controllers from 1992 to 1997. Mr. Ferro was also a part-time university professor of Planning and Control until 1996. From 1996 to 1999, Mr. Ferro held positions at EBPA NV, a process control company listed on the NYSE, rising to Vice President Planning and Control and principal financial officer. Mr. Ferro joined us in June 1999 as Group Vice President Corporate Finance, overseeing finance and accounting for all affiliates worldwide, and served as Deputy CFO from April 2002 through April 2003.

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

Back to Contents

was appointed Strategic Programs Director in 1987 and, later the same year, became our Corporate Vice President, Strategic Planning until 1990.

Jean-Claude Marquet has served as Corporate Vice President, Asia/Pacific Region since July 1995. After graduating in Electrical and Electronics Engineering from the Ecole Breguet Paris, Mr. Marquet began his career in the French National Research Organization and later joined Alcatel. In 1969, he joined Philips Components. He remained at Philips until 1978, when he joined Ericsson, eventually becoming President of Ericsson Components’ French operations. In 1985, Mr. Marquet joined Thomson Semiconducteurs as Vice President Sales and Marketing, France. Thereafter, Mr. Marquet served as Vice President Sales and Marketing for France and Benelux, and Vice President Asia/Pacific and Director of Sales and Marketing for the region.

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

Piero Mosconi has served as Corporate Vice President, Treasurer since 1987. After graduating in accounting from Monza in 1960, Mr. Mosconi joined the faculty of Economy at the University of Milan. Mr. Mosconi worked in different departments (foreign trade—stock market) with one of the major Italian banks before joining the Foreign Subsidiaries Department at SGS Microelettronica in 1964 and becoming Corporate Director of Finance in 1980.

Tetsuo Onikura joined STMicroelectronics in November 2002 as Vice President of Sales for the Japan region and was promoted to Corporate Vice President, Japan Region in April 2004. After graduating as an electronics engineer specialized in semiconductor physics from the Yokohama National University in 1970, he joined NEC Corporation and worked first as a design engineer. He then held various management positions in sales and marketing and was appointed General Manager of the Marketing Division within NEC’s Semiconductor Group in 2001. With 33 years experience in the semiconductor industry, Mr. Onikura also served as Chairman of World Semiconductor Trade Statistics-Japan (“WSTS-Japan”) from 1986 to 1988, and as Vice Chairman of WSTS worldwide from 1988 to 1989.

Carlo Emanuele Ottaviani was named Corporate Vice President, Communication in March 2003. He began his career in 1965 in the Advertisement and Public Relations Office of SIT-SIEMENS, today known as ITALTEL. He later had responsibility for the activities of the associated semiconductor company ATES Electronic Components. ATES merged with the Milan-based SGS in 1971, and Mr. Ottaviani was in charge of the advertisement and marketing services of the newly formed SGS-ATES. In 1975, he was appointed Head of Corporate Communication worldwide, and has held this position since that time. In 2001, Mr. Ottaviani was also appointed President of STMicroelectronics Foundation.

Carmelo Papa has served as Corporate Vice President, Emerging Markets since January 2000. He received his degree in nuclear physics at Catania University. Mr. Papa joined us in 1983 and in 1986 was appointed Director of Product Marketing and Customer Service for Transistors and Standard ICs. In July 2001, Mr. Papa took on additional worldwide responsibility for ST’s Electronic Manufacturing Service to drive forward this new important channel of business. Since 2003, he has also been in charge of formulating and leading our strategy to expand our customer base by providing dedicated solutions to a broader selection of customers, one of our key growth areas.

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

Back to Contents

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

Compensation

The aggregate compensation paid by us in 2004 for the members of our Supervisory Board in respect of service in 2003 was approximately $667,500, before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors’ Fees

Bruno Steve	$86,000
Jean-Pierre Noblanc(1)	$78,000
Tom de Waard(2)	$90,000
Rémy Dullieux(3)	$38,500
Douglas Dunn	$67,000
Riccardo Gallo	$67,000
Francis Gavois	$69,000
Alessandro Ovi	$86,000
Robert M. White	$86,000

Total	$667,500

(1)	Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, were paid to Areva. Mr. Noblanc passed away in 2003.
(2)	Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, were paid to Clifford Chance LLP.
(3)
Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, were paid to France Telecom. Mr. Dullieux resigned with effect from our April 23, 2004 shareholders meeting.

Back to Contents

The amount of compensation paid in 2003 to our executive officers and the sole member of our Managing Board as a group by us was approximately $10 million, before any withholding taxes and applicable mandatory social contributions. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) established in 1989 that entitles selected executives and members of the Managing Board to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive or member’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on return or net assets, customer service, profit, cash flow and market share. Within such amount, the remuneration of the sole member of our Managing Board in 2003 was:

Sole member of the Managing Board	Salary	Bonus(1)	Non-cash benefits	Total

Pasquale Pistorio	$770,000	$539,000	$120,000	$1,429,000

(1)
The bonus paid to the sole member of our Managing Board during the 2003 financial year was approved by the Compensation Committee and approved by the Supervisory Board in respect of the 2002 financial year, based on fulfillment of a number of pre-defined objectives for 2002.

A bonus of $423,500 to be paid in 2004 in respect of the 2003 financial year was proposed by the Compensation Committee and approved by the Supervisory Board on April 23, 2004 based on fulfillment of a number of pre-defined objectives for 2003 (our revenue growth compared to that of our main competitors, our profitability, return on net assets, net cash flow and market performance).

We did not extend any loans, overdrafts or warranties to our Supervisory Board members or to the sole member of our Managing Board. Furthermore, we have not guaranteed any debts or concluded any leases with our Supervisory Board members or their families.

For information regarding stock options granted to members of our Supervisory Board, the Managing Board and our executive officers, please refer to “—Stock Option Plans” below.

The executive officers and the Managing Board were covered in 2003 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2003 to provide pension, retirement or similar benefits for executive officers and our Managing Board as a group is estimated to have been approximately $3.6 million (of which $0.1 million was for the sole member of our Managing Board), which includes statutory employer contributions for state-run retirement and similar benefit programs.

We do not have any service agreements with members of our Supervisory Board. The service agreement with the sole member of our Managing Board provides for an indemnity of one year’s compensation in the event of termination of his employment by us.

Share Ownership

None of the members of our Supervisory and Managing Boards or our executive officers holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Option Plans

The following description of our stock options plans has been adjusted for the 2:1 stock split effected on June 16, 1999 and the 3:1 stock split effected on May 5, 2000. Taking into account these stock splits, the total options outstanding as of March 27, 2004 give the right to acquire 53,990,479 common shares by our employees and 657,500 common shares by members and professionals of our Supervisory Board, or a total of 54,647,979 shares.

The term “options outstanding” means options existing as of March 27, 2004 not cancelled or exercised by their respective beneficiaries (employees and members or professionals of our Supervisory Board). Options are cancelled either because the beneficiary waives them or because the beneficiary loses the right to exercise them when leaving the company (with the exception of retirement).

Back to Contents

Supervisory Board Stock Options

The following table sets forth the number of stock options granted to Supervisory Board members in each of 2003 and 2002:

	2003		2002
	Number of options granted	Grant price U.S.$	Number of options granted	Grant price U.S.$

Bruno Steve	12,000	19.18	12,000	31.11
Jean-Pierre Noblanc	12,000	19.18	12,000	31.11
Tom de Waard	12,000	19.18	12,000	31.11
Rémy Dullieux(1)	12,000	19.18	12,000	31.11
Douglas Dunn	12,000	19.18	12,000	31.11
Riccardo Gallo	12,000	19.18	12,000	31.11
Francis Gavois	12,000	19.18	12,000	31.11
Alessandro Ovi	12,000	19.18	12,000	31.11
Robert M. White	12,000	19.18	12,000	31.11

(1)	Options waived.

An aggregate amount of 72,000 stock options were exercised by the Supervisory Board members during 2003 and the first quarter of 2004.

1996 Supervisory Board Stock Option Plan. In June 1996, the general meeting of shareholders approved the granting to members and professionals of the Supervisory Board of options to purchase approximately 378,000 of our common shares over a period of three years, beginning in 1996. Following this grant, certain persons have renounced the right to retain the stock options granted to them. The following options were granted to members and professionals of our Supervisory Board:

•
On October 22, 1996, we granted options to purchase 198,000 common shares with an exercise price per common share of $9.00, which will expire on October 22, 2004. As of March 27, 2004, options to purchase 27,000 common shares were outstanding.

•
On September 12, 1997, we granted options to purchase 99,000 common shares with an exercise price per common share of $14.23, which will expire on September 12, 2005. As of March 27, 2004, options to purchase 12,500 common shares were outstanding.

•
On July 28, 1998, we granted options to purchase 103,500 common shares with an exercise price per common share of $12.03, which will expire on July 28, 2006. As of March 27, 2004, options to purchase 36,000 common shares were outstanding.

1999 Supervisory Board Stock Option Plan. In 1999, the general meeting of the shareholders voted to renew the Supervisory Board Option Plan for members of the Supervisory Board and professionals, during the three-year period 1999-2001, providing for the grant of at least the same number of options as were granted during the 1996-1999 period. The following options were granted:

•
On September 16, 1999, we granted options to purchase 207,000 common shares with an exercise price per common share of $24.88, which will expire on September 16, 2007. As of March 27, 2004, options to purchase 153,000 common shares were outstanding.

•
On June 16, 2000, we granted options to purchase 103,500 common shares with an exercise price per common share of $62.01, which will expire on June 16, 2008. As of March 27, 2004, options to purchase 90,000 common shares were outstanding.

•
On April 27, 2001, we granted options to purchase 112,500 common shares with an exercise price per common share of $39.00, which will expire on April 27, 2011. As of March 27, 2004, options to purchase 99,000 common shares were outstanding.

2002 Supervisory Board Stock Option Plan. On March 27, 2002, the annual general meeting of shareholders voted to renew the Supervisory Board Option Plan for members of the Supervisory Board and professionals, during the three-year period 2002-2005, providing for the grant of at least the same number of options as were granted during the first three-year period. The following options were granted:

Back to Contents

•
On April 25, 2002, we granted options to purchase 132,000 common shares with an exercise price per common share of $31.11, which will expire on April 25, 2012. As of March 27, 2004, options to purchase 120,000 common shares were outstanding.

•
On March 14, 2003, we granted options to members and professionals of our Supervisory Board to purchase 132,000 common shares with an exercise price per common share of $19.18, which will expire on March 14, 2013. Each Supervisory Board member was granted 12,000 options. As of March 27, 2004, options to purchase 120,000 common shares were outstanding. As of March 27, 2004, of the total options outstanding under the 1996 and 1999 Supervisory Board Option Plans, options to purchase 417,500 common shares were outstanding. At the same date, options to purchase 240,000 common shares were outstanding under the 2002 Supervisory Board Option Plan.

On April 26, 2004, we granted options to members and professionals of our Supervisory Board to purchase 132,000 common shares with an exercise price per common share of $22.71, which will expire on April 26, 2014. Each Supervisory Board member was granted 12,000 options.

Managing Board, Executive Officers and Managers Stock Options

In 2003, the sole member of our Managing Board, President and Chief Executive Officer was granted 400,000 options at a grant price of $19.18, pursuant to the 2001 Stock Option Plan. In addition, in respect of grants prior to 2003, the sole member of our Managing Board holds options to acquire 1,160,000 common shares with exercise prices varying from $24.88 per share to $62.01 per share. In 2003, the sole member of our Managing Board, President and Chief Executive Officer did not exercise any options.

Excluding the sole member of our Managing Board, in 2003, we granted options to acquire 585,000 of our shares with an exercise price of $19.18 to our top ten executive officers (in terms of stock option grants). None of these options have been exercised to date. In 2002, pursuant to the 2001 Stock Option Plan, we granted options to acquire 683,500 common shares with exercise prices varying from $31.09 and $31.11 to our top ten executive officers. As of March 27, 2004, the total amount of options held by these ten executive officers was 4,023,528.

1995 Stock Option Plan. On October 20, 1995, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a stock option plan that provides for the granting to our managers and professionals of options to purchase up to a maximum of 33.0 million common shares (the “1995 Stock Option Plan”). We granted options to acquire a total of 31,561,941 shares pursuant to the 1995 Stock Option Plan as follows:

•	On March 1, 1996, we granted options to purchase 7,200,000 common shares with an exercise price per common share of $6.04, which expired on March 1, 2004.

•
On September 12, 1997, we granted options to purchase 3,873,000 common shares with an exercise price per common share of $14.23, which will expire on September 12, 2005. As of March 27, 2004, options to purchase 2,504,901 common shares were outstanding, of which 450,000 were held by the sole member of the Managing Board and our executive officers, as a group.

•
On July 28, 1998, we granted options to purchase 3,900,000 common shares with an exercise price per common share of $12.03, which will expire on July 28, 2006. As of March 27, 2004, options to purchase 2,864,746 common shares were outstanding, of which 501,120 were held by the sole member of the Managing Board and our executive officers, as a group.

•
On September 16, 1999, we granted options to purchase 8,878,200 common shares with an exercise price per common share of $24.88, which will expire on September 16, 2007. As of March 27, 2004, options to purchase 8,142,860 common shares were outstanding, of which 1,628,400 were held by the sole member of the Managing Board and our executive officers, as a group.

•
On January 24, 2000, we made a special grant of options to purchase 150,000 common shares with an exercise price per common share of $55.25, which expire on January 24, 2008. As of March 27, 2004, options to purchase 5,910 common shares were outstanding pursuant to this grant.

Back to Contents

•
On June 16, 2000, we granted options to purchase 5,331,250 common shares with an exercise price per common share of $62.01, which will expire on June 16, 2008. As of March 27, 2004, options to purchase 4,880,060 common shares were outstanding, of which 650,000 were held by the sole member of the Managing Board and our executive officers, as a group.

•
On September 18, 2000, we made a special grant of options to purchase 70,000 common shares with an exercise price per common share of $52.88, which will expire on September 18, 2008. As of March 27, 2004, options to purchase 44,475 common shares were outstanding.

•
On December 11, 2000, we granted options to purchase 2,019,640 common shares with an exercise price per common share of $50.69, which will expire on December 11, 2008. As of March 27, 2004, options to purchase 1,728,110 common shares were outstanding, none of which were held by the sole member of the Managing Board and our executive officers, as a group.

•
On December 18, 2000, we made a special grant of options to purchase 26,501 common shares with an exercise price per common share of $44.00, which will expire on December 18, 2008. As of March 27, 2004, options to purchase 22,120 common shares were outstanding.

•
On March 1, 2001, we made a special grant of options to purchase 113,350 common shares with an exercise price per common share of $31.65, which will expire on March 1, 2009. As of March 27, 2004, options to purchase 89,080 common shares were outstanding, none of which were held by the sole member of the Managing Board and our executive officers, as a group.

As of March 27, 2004, the total amount of options exercised pursuant to the 1995 Stock Option Plan was 9,196,514, the amount cancelled was 2,083,165 and the amount outstanding was 20,282,262.

2001 Stock Option Plan. On April 25, 2001, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a new stock option plan that provides for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and other employees is determined by our Compensation Committee, upon delegation from our Supervisory Board, for other employees based on the recommendation of the sole member of our Managing Board. In addition, the Supervisory Board delegated to the sole member of our Managing Board the flexibility to grant up to 500,000 options to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

As of March 27, 2004, we have granted options to acquire a total of 35,413,103 common shares pursuant to the 2001 Stock Option Plan as follows:

•
On April 27, 2001, we granted options to purchase 9,521,100 common shares with an exercise price per common share of $39.00, which will expire on April 27, 2011. As of March 27, 2004, options to purchase 8,856,112 common shares were outstanding, of which 901,000 were held by the sole member of the Managing Board and our executive officers, as a group.

•
On September 4, 2001, we made a special grant of options to purchase 16,000 common shares with an exercise price per common share of $29.70, which will expire on September 4, 2011. As of March 27, 2004, options to purchase 16,000 common shares were outstanding, none of which were held by the sole member of the Managing Board and our executive officers, as a group.

•
On November 1, 2001, we made a special grant of options to purchase 61,900 common shares with an exercise price per common share of $29.61, which will expire on November 1, 2011. As of March 27, 2004, options to purchase 56,406 common shares were outstanding, none of which were held by the sole member of the Managing Board and our executive officers, as a group.

•
On January 2, 2002, we made a special grant of options to purchase 29,400 common shares with an exercise price per common share of $33.70, which will expire on January 2, 2012. At March 27, 2004, options to purchase 28,100 common shares were outstanding, none of which were held by the sole member of the Managing Board and our executive officers, as a group.

•	On January 25, 2002, we made a special grant of options to purchase 3,656,103 options with an exercise price per common share of $31.09, which will expire on January 25, 2012. At March 27,

Back to Contents

2004, options to purchase 3,286,052 common shares were outstanding, of which 325,000 were held by the sole member of the Managing Board and our executive officers, as a group.

•
On April 25, 2002, we granted options to purchase 9,708,390 common shares with an exercise price per common share of $31.11, which will expire on April 25, 2012. At March 27, 2004, options to purchase 9,313,156 common shares were outstanding, of which 931,100 were held by the sole member of the Managing Board and our executive officers, as a group.

•
On June 26, 2002, we granted option to purchase 318,600 common shares with an exercise price per common share of $22.30, which will expire on June 26, 2012. At March 27, 2004, options to purchase 265,400 common shares were outstanding, none of which were held by the Sole Member of the Managing Board and our executive officers, as a group.

•
On August 1, 2002, we granted options to purchase 24,500 common shares with an exercise price per common share of $20.02, which will expire on August 1, 2012. At March 27, 2004, options to purchase 22,100 common shares were outstanding, none of which were held by the sole member of the Managing Board and our executive officers, as a group.

•
On December 17, 2002, we granted options to purchase 14,400 common shares with an exercise price per common share of $21.59, which will expire on December 17, 2012. At March 27, 2004, options to purchase 14,400 common shares were outstanding, none of which were held by the sole member of the Managing Board and our executive officers, as a group.

•
On March 14, 2003, we granted options to our managers and professionals to purchase 11,533,960 common shares with an exercise price per common share of $19.18, which will expire on March 14, 2013. At March 27, 2004, options to purchase 11,336,941 common shares were outstanding, of which 1,230,000 were held by the sole member of the Managing Board and our executive officers as a group.

•
On June 3, 2003, we granted options to purchase 306,850 common shares, with an exercise price per common share of $22.83, which will expire on June 3, 2013. As of March 27, 2004, options to purchase 291,650 common shares were outstanding, none of which were held by the sole member of the Managing Board and our executive officers, as a group.

•
On October 24, 2003, we granted options to purchase 135,500 common shares with an exercise price per common share of $25.90, which will expire on October 24, 2013. As of March 27, 2004, options to purchase 135,500 common shares were outstanding, of which 31,000 were held by our executive officers, as a group.

•
On January 2, 2004, we granted options to purchase 86,400 common shares, with an exercise price per common share of $27.21, which will expire on January 2, 2014. As of March 27, 2004, options to purchase 86,400 common shares were outstanding, none of which were held by the sole member of the Managing Board and our executive officers, as a group.

As of March 27, 2004, 3,950 options granted pursuant to the 2001 Stock Option Plan had been exercised, the amount cancelled was 1,700,936 and the amount outstanding was 33,708,217, of which 3,418,100 were held by the sole member of our Managing Board and our executive officers, as a group. The common shares distributed pursuant to the exercise of these options could be transferred from the 13,400,000 common shares held by us in treasury. We may also repurchase additional common shares without additional shareholder approval for distribution to our employees pursuant to incentive plans such as the 2001 Stock Option Plan.

On April 26, 2004, pursuant to the 2001 Stock Option Plan we granted additional options to purchase 12,103,490 common shares to 11,381 employees (including the sole member of the Managing Board) with an exercise price per common share of $22.71, which will expire on April 26, 2014, of which 400,000 were attributed to the sole member of the Managing Board and 590,000 to our other top ten executive officers, as a group.

Back to Contents

Summary of Stock Options

The following table summarizes the remaining amounts authorized to be granted, exercised, cancelled and outstanding as of March 27, 2004.

	Employees		Supervisory Board

	1995 Plan	2001 Plan	1996	1999	2002	Total

Amount exercised	9,196,514	3,950	253,000	18,000	0	9,471,464
Amount cancelled	2,083,165	1,700,936	72,000	63,000	24,000	3,943,101
Amount outstanding	20,282,262	33,708,217	75,500	342,000	240,000	54,647,979

The following table summarizes the remaining amounts authorized to be granted as of April 27, 2004.

	Employees		Supervisory Board

	1995 Plan	2001 Plan	1996	1999	2002	Total

Remaining amount authorized	0	14,188,293	0	0	0	14,188,293

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

	At December 31,
	2003	2002	2001

France	9,900	9,670	8,950
Italy	10,400	10,000	9,300
Rest of Europe	1,600	1,290	1,050
United States	3,000	3,170	3,500
Malta and Morocco	7,000	7,150	6,700
Asia	13,800	11,890	10,800

Total	45,700	43,170	40,300

	At December 31,
	2003	2002	2001

Research and Development	8,800	7,700	6,850
Marketing and Sales	2,700	2,350	2,200
Manufacturing	29,800	29,050	27,250
Administration and General Services	2,250	2,100	2,100
Divisional Functions	2,150	1,970	1,900

Total	45,700	43,170	40,300

Our future success, in particular in a period of strong increased demand will also depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are represented at several of our manufacturing facilities. We use temporary employees if required during production spikes and in Europe during the summer vacations. We have not experienced any significant strikes or work stoppages in recent years, other than in Rennes, France in connection with the announced closure of this plant and management believes that our relations with employees are good.

As part of our commitment to the principles of TQEM, we decided in July 1994 to develop an internal education organization called “ST University”, responsible for organizing training courses to executives, engineers, technicians and sales personnel within STMicroelectronics and coordinating all training for our employees.

Back to Contents

We have also established an Employee Stock Purchase Plan that includes the following provisions:

•
A total of 4.8 million common shares are to be offered to employees of STMicroelectronics N.V. and its majority-owned subsidiaries in 24 specified countries and such other countries to which the Supervisory Board may extend the Plan, on the recommendation of our Managing Board.

•	The Plan has a three-year term, from 2004 to 2007, and features semiannual offering periods.

•
For each offering period, the subscription price will be discounted up to a maximum of 15% of the lesser of the NYSE closing price for shares on the first day of the offering period and the last day of the offering period.

•	The maximum fair value of the common shares that may be subscribed to per employee per offering period is $12,500.

The implementation of the Plan is subject to periodic proposals from our Managing Board to our Supervisory Board.

Item 7. Major Shareholders and Related-Party Transactions

Major Shareholders

Principal Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of December 31, 2003:

	Common Shares Owned
Shareholders(1)	Number	%

STMicroelectronics Holding II B.V. (“ST Holding II”)(2)	311,483,280	34.5

(1)	At December 31, 2002, Capital Research International owned 5.8% of our issued common shares, but, at December 31, 2003, it owned less than 5%.
(2)
Including (i) 56,423,404 of our common shares held in escrow accounts underlying the France Telecom 1.0% and 6 3/4% exchangeable notes and the Finmeccanica 0.375% exchangeable notes; and (ii) up to 20,000,000 of our common shares held in escrow accounts underlying the Finmeccanica Exchangeable Notes offered in the concurrent Finmeccanica Exchangeable Notes offering, which in each case are exchangeable for our common shares since January 2, 2004. On March 9, 2004, France Telecom redeemed in full the 1.0% exchangeable notes. France Telecom’s 6 3/4% notes became exchangeable at the option of the holder for our common shares beginning on January 2, 2004 and, if not already exchanged, will be mandatorily exchangeable at maturity in August 2005.

Most of our beneficiaries hold through either Euroclear or the Depository Trust Company of New York. The only significant registered shareholder is described below.

STMicroelectronics Holding II B.V. (“ST Holding II”) is a wholly owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”). ST Holding is jointly held by FT1CI and Finmeccanica based on voting rights. As of December 31, 2003, based on voting and economic interests, FT1CI and Finmeccanica held 50% each of ST Holding. FT1CI (the “French Shareholder”) is a corporation jointly owned by France Telecom, the French state-controlled telecommunications company, and Société des Participations CEA (commercially known as “Areva”, formerly known as CEA-Industrie), a corporation controlled by the French atomic energy commission. Finmeccanica (the “Italian Shareholder”) is an Italian holding company owned by both the Italian Ministero dell’Economia e delle Finanze (“the Italian Ministry of Economics and Finance”), which controls important actions of Finmeccanica due to its significant holding in it, and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario (“Telematico”) and is included in the MIB 30 stock index. The Italian Ministry of Economics and Finance, as majority shareholder, has nominated a majority of the members of Finmeccanica’s board of directors and pursuant to the provisions of its articles of association and Italian law, retains veto rights over certain major transactions involving Finmeccanica. The shares of France Telecom are listed on Euronext Paris and its American Depositary Receipts on the New York Stock Exchange. Certificats d’investissement of Areva are listed on Euronext Paris.

Back to Contents

ST Holding owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below 66% in 1997, below 50% in 1999 and below 35% in 2003. ST Holding II and its indirect shareholders can dispose of their shares at any time, subject to certain conditions, as more fully explained below. In addition, the percentage of our shares held by ST Holding II, as is the case for any of our shareholders, could be diluted if we issue new shares. ST Holding II may also be further diluted pursuant to any conversion of our outstanding convertible instruments. Set forth below is a table of ST Holding II’s holdings in us as of the end of each of the past three financial years:

	Common Shares Owned
	Number	%

December 31, 2003	311,483,280	34.5
December 31, 2002	320,483,280	35.6
December 31, 2001	389,483,280	36.2

Announcements about additional disposals by ST Holding II or our indirect shareholders may come at any time. See “Item 3. Key Information—Risk Factors—Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares”.

The chart below illustrates the shareholding structure as of December 31, 2003, without giving effect to potential exchanges of shareholder exchangeable bonds for our shares, which have been possible since January 2, 2004.

(1)
Based on voting rights, which will be shared equally until at least 2008 provided that each ST Holding shareholder owns at all times an indirect voting interest equal to 9.5% of our issued and outstanding share capital.

Back to Contents

On December 17, 2001, France Telecom issued €1,522,950,000 aggregate principal amount of 1.0% notes due December 17, 2004, redeemable by way of exchange for up to 30 million of our existing common shares on or from January 2, 2004. On March 9, 2004, France Telecom redeemed in full the 1.0% exchangeable notes. On July 30, 2002, France Telecom issued €442.2 million aggregate principal amount of 6 3/4% notes due August 2005, mandatorily exchangeable at maturity into our existing common shares held by France Telecom. The France Telecom notes had a maximum exchange ratio of 1.25 shares per note. France Telecom’s 6 3/4% notes became exchangeable at the option of the holder for our common shares beginning on January 2, 2004 and, if not already exchanged, will be mandatorily exchangeable at maturity in August 2005. The number of shares that France Telecom will deliver to the holders of the notes at exchange or maturity is a maximum of 26.42 million shares and a minimum of 20.13 million shares, depending on the price of our shares at exchange or maturity.

On August 8, 2003, Finmeccanica Finance S.A. issued €438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the “Finmeccanica notes”). On September 2, 2003, Finmeccanica Finance S.A. issued an additional €62,675,000 of Finmeccanica notes, raising the issue size to €501,400,000. The Finmeccanica notes had an initial exchange ratio of 39.8883 shares per note. The Finmeccanica notes became exchangeable at the option of the holder beginning on January 2, 2004 into up to 20 million of our existing common shares held by ST Holding II, or 2.3% of our then-outstanding share capital. The Finmeccanica notes will be redeemed at maturity, if not already exchanged for our existing common shares, in cash or in shares at the option of Finmeccanica. During the second half of 2003, ST Holding II sold on the market a total of nine million shares, or approximately 0.99% of our issued and outstanding common shares on behalf of Finmeccanica. The sales were made as permitted by the shareholders’ agreement dated December 10, 2001 then in effect, in compliance with current stock exchange regulations, and corresponded to indirect shareholdings held by Finmeccanica.

Assuming the France Telecom 6 3/4% notes are exchanged for our common shares at the maximum exchange ratio, and the Finmeccanica notes are exchanged for our common shares at the initial exchange ratio, ST Holding II would own approximately 29.4% of our current issued common shares based on the number of shares outstanding at December 31, 2003. Making the same assumptions, the indirect economic interests of FT1CI, Areva, France Telecom and Finmeccanica in us would be approximately 14.3%, 11.0%, 3.3% and 15.0%, respectively.

Shareholders Agreements

We were formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987. As a result of various transfers and a share capital increase, our principal shareholder is now ST Holding II, and our principal indirect shareholders are ST Holding, FT1CI, Finmeccanica, France Telecom and Areva. These entities signed a shareholders agreement on December 10, 2001, which amended prior shareholders agreements and restructured their holdings in ST Holding. This shareholders agreement and all previous shareholders agreements were replaced and superceded by a new shareholders agreement signed by Finmeccanica (the “Italian Shareholder”), FT1CI, France Telecom and Areva, (each a “French Shareholder”) and acknowledged and agreed to by ST Holding and ST Holding II, on March 17, 2004 (the “2004 Shareholders Agreement”). For purposes of the agreement, each of FT1CI and Finmeccanica are defined as the “STH Shareholders”. The STH Shareholders have notified us of these agreements; the contents of the 2004 Shareholders Agreement are described below. However, we are not a party to or bound by this or any other shareholder agreement.

The 2004 Shareholders Agreement contemplates that the STH Shareholders shall agree upon common proposals and jointly exercise their powers of decision and their control of the strategies and actions of ST Holding and STMicroelectronics N.V. (“ST N.V.”) and shall maintain a balanced corporate governance of their interests, as described below in “—Corporate Governance During the Balance Period” as long as each of the parties to the agreement maintains a minimum voting stake of 9.5% of our shares. The 2004 Shareholders Agreement also includes provisions, replacing those in the previous shareholders agreements between the parties to the 2004 Shareholders Agreement, which permit the shareholders to (i) restructure the holding companies as desirable, (ii) provide for new corporate governance principles, (iii) provide for the terms and conditions of disposals of our shares by the shareholders and (iv) ensure stability and future flexibility in the shareholding structure.

Back to Contents

Restructuring of the Holding Companies

If necessary, the 2004 Shareholders Agreement provides that the two holding companies (ST Holding and ST Holding II) may be restructured to simplify their structure to the extent necessary or desirable. In any case, at least one holding company will continue to exist to hold the common shares of ST N.V. In the 2004 Shareholders Agreement, the company that now holds or may hold such shares in the future is referred to below as the “holding company”. The 2004 Shareholders Agreement provides that FT1CI may be replaced as a shareholder in the holding company by France Telecom and/or Areva, at their request.

The 2004 Shareholders Agreement contains a standstill provision that precludes either of the STH Shareholders or their affiliates (as defined therein), for as long as that party holds shares in ST N.V. through the holding company, from acquiring, directly or indirectly, any additional common shares or any financial instrument providing for the right to acquire any such common shares other than through the holding company. However, each of the STH Shareholders has the right to purchase or subscribe for ST N.V. shares other than through the holding company in certain change of control situations or in the context of a structured finance transaction, as described below.

Except in the case of a hostile take-over bid for ST N.V. or when a third party holds more than 33% of ST N.V.’s issued and outstanding share capital, the number of shares acquired by the holding company or by the STH Shareholders, their affiliates, or any third party acting in concert with them, shall be limited so that as a result of the acquisition the total number of ST N.V.’s shares held by the holding company does not exceed 33% of ST N.V.’s issued and outstanding share capital or voting rights.

Corporate Governance During the Balance Period

Under the 2004 Shareholders Agreement, the corporate governance rights within the holding company will be shared equally by FT1CI and Finmeccanica for a period (the “Balance Period”) of four years after the date of the 2004 Shareholders Agreement, provided that each STH Shareholder owns at all times, subject to the “Readjusting Option”, an indirect voting stake of at least 9.5% of ST N.V.’s issued and outstanding share capital. The agreement provides that the Balance Period is to continue as long as each STH Shareholder owns an indirect voting interest equal to at least 47.5% of the total indirect voting interests (the “Range Threshold”) in ST Holding.

If at any time prior to the fourth anniversary of the execution of the 2004 Shareholders Agreement, the indirect voting stake of one of the STH Shareholders falls below the 9.5% threshold (due to (a) exchange by a third party of exchangeable bonds issued by any STH Shareholder, or (b) the issuance by ST N.V. of new shares subscribed by a third party), such shareholder will have the right to notify the other STH Shareholder of its intention to exercise a “Re-adjusting Option.” In such case, the STH Shareholders will cause the holding company to purchase the number of ST N.V. shares necessary to increase the indirect voting stake of such STH Shareholder to 9.5% of ST N.V.’s issued and outstanding share capital.

If three months prior to the fourth anniversary of the 2004 Shareholders Agreement, the Balance Period has not already expired and the indirect voting stake of one of the STH Shareholders has fallen below the Range Threshold, such STH Shareholder will have the right to exercise a “Re-balance Option.” In such case, the STH Shareholders will cause the holding company to purchase (before the fourth anniversary of the execution of the 2004 Shareholders Agreement) the number of ST N.V. shares necessary to re-balance at 50%/50% the respective indirect voting interests of the STH Shareholders.

The 2004 Shareholders Agreement provides that, during the Balance Period, any decision of the holding company must be pursuant to the unanimous approval of the STH Shareholders, including but not limited to the following: (i) the definition of the role and structure of the Managing Board and the Supervisory Board of ST N.V.; (ii) the definition of the powers of the Chairman and the Vice-Chairman of the Supervisory Board of ST N.V.; (iii) information by the Managing Board and Supervisory Board of the holding company and ST N.V.; (iv) treatment of confidential information; (v) appointment of any additional members of the Managing Board of the holding company and ST N.V.; (vi) remuneration of the members of the Managing Board of the holding company and ST N.V.; (vii) internal audit of the holding company and ST N.V.; (viii) industrial and commercial relationships between ST N.V. and Finmeccanica or between ST N.V. and either or both FT1CI shareholders, or any of their affiliates (except for industrial and commercial relationships on arms’-length conditions); and (ix) any of the decisions listed in article 16.1 of the Articles of Association of ST N.V., including budget and pluri-annual plans.

Back to Contents

However, in the case of a hostile take-over bid for ST N.V., the 2004 Shareholders Agreement provides that any STH Shareholder may, upon its sole request, obtain the activation by the holding company of the option agreement relating to the preference shares described below (provided that such activation is triggered by ST N.V.’s Supervisory Board), in which case both STH Shareholders shall be required to finance the subscription by the holding company of the preference shares, and such subscription and payment shall be completed only to the extent required to implement the option agreement so as to consolidate 50% plus one share of the voting rights in ST N.V. (and to the exclusion of any further acquisitions of ST N.V.’s common shares, which require the unanimous approval of the STH Shareholders).

The 2004 Shareholders Agreement provides that, during the Balance Period: (i) each STH Shareholder shall have the right to insert in a list to be proposed to the general meeting of shareholders of ST N.V. the same number of members to be elected to the Supervisory Board of ST N.V., and the holding company shall vote in favor of such members; (ii) the STH Shareholders shall procure that the Chairman of the Supervisory Board of ST N.V. will be designated upon proposal of an STH Shareholder for a three-year term and the Vice-Chairman of the Supervisory Board of ST N.V. will be designated upon proposal of the other STH Shareholder for the same period and vice-versa for the following three-year term; in addition, the STH Shareholder proposing the appointment of the Chairman will be entitled to propose the appointment of the vice-secretary, while the STH Shareholder proposing the appointment of the Vice-Chairman will be entitled to propose the appointment of the secretary; (iii) the STH Shareholders shall procure that each of the STH Shareholders will be entitled to propose the appointment of one of the financial controllers of the Supervisory Board of ST N.V.; (iv) the STH Shareholders will cause the holding company to submit to the ST N.V. general meeting of shareholders and to vote in favor of a common proposal for the appointment of the Managing Board of ST N.V.; and (v) any decision relating to the voting rights of the holding company in ST N.V. shall require the unanimous approval of the STH Shareholders and shall be submitted by the Supervisory Board of the holding company to its general meeting of shareholders.

Under the 2004 Shareholders Agreement, the STH Shareholders must give unanimous approval by shareholders’ resolution, with respect to any: (i) alteration in authorized share capital of ST N.V., or any issue by ST N.V. of new shares or of financial instruments giving the right to subscribe for new shares; (ii) acquisition or disposal by the holding company of ST N.V. shares or any right to subscribe for such shares; (iii) modification to the rights attached to ST N.V. shares; (iv) merger, acquisition or joint venture agreement to which ST N.V. is, or is proposed to be, a party; (v) other items on the agenda of a general meeting of shareholders of ST N.V.; (vi) the adoption or approval of the annual accounts of ST N.V.; and (vii) a resolution concerning a dividend distribution of ST N.V.

The 2004 Shareholders Agreement provides that after the end of the Balance Period, unanimous approval by the STH Shareholders of the holding company remains required (to the extent possible, taking into account the actual power attached to the direct and indirect shareholding held by the STH Shareholders in ST N.V.) to approve:

(i)
As long as any of the STH Shareholders indirectly owns at least equal to the lesser of (a) 3% of the issued and outstanding share capital ST N.V. at that time; and (b) 10% of the total voting stakes of the STH Shareholders in ST N.V. at that time: any changes to the articles of association of the holding company, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution of the holding company and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party.

(ii)
As long as any of the STH Shareholders indirectly owns at least 33% of the holding company’s total voting stake in ST N.V., certain changes to the articles of association of ST N.V., including: any alteration in the authorized share capital of ST N.V. or any issue of share capital and/or financial instruments giving the right to subscribe for the common shares of ST N.V.; changes to the rights attached to the shares of ST N.V.; changes to the preemptive rights; issues relating to the form, rights and transfer mechanics of the shares; the composition and operation of the Managing and Supervisory Boards; matters subject to the Supervisory Board’s approval; the Supervisory Board’s voting procedures; extraordinary meetings of shareholders and quorums for voting at shareholders’ meetings.

(iii)
Any decision to vote ST N.V. shares held by the holding company at any general meeting of the shareholders of ST N.V. with respect to any substantial and material merger decision. In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, ST N.V. shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders’ meetings, but will not be voted (i.e.,

Back to Contents

will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

After the end of the Balance Period, the minority STH Shareholder will have the right to (a) designate at least one member of the list of candidates for the Supervisory Board of ST N.V. to be proposed by the holding company provided that (1) that shareholder owns at least 3% of the total issued and outstanding share capital of ST N.V. at that time; (2) the STH Shareholder with the majority interest in our shares held by ST Holding will be allowed to designate that number of members to the Supervisory Board of ST N.V. representing ST Holding that is at least proportional to the voting stake of such majority STH Shareholder; and (b) at least one member of the Supervisory Board of ST Holding as designated will be appointed by the minority STH Shareholder.

The disposal by the holding company of ST N.V. shares corresponding to the stake of either STH Shareholder, even if such STH Shareholder holds a minority interest in the holding company, will always be made upon the sole decision of the latter taken in accordance with the provisions of the 2004 Shareholders Agreement.

At the end of the Balance Period, the members of the Supervisory Board of ST N.V. and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described above.

Disposals of Our Common Shares

Pursuant to the 2001 shareholders’ agreement, ST Holding, France Telecom and Finmeccanica have sold our shares or issued instruments exchangeable for our shares. In particular, we have been informed that:

•
On July 30, 2002, we were informed that France Telecom sold €442.2 million aggregate principal amount of 6 3/4% notes due August 6, 2005, mandatorily exchangeable into a maximum of 26.42 million of our existing common shares (depending on our share price at the maturity date or redemption), which became exchangeable at the option of the holder beginning on January 2, 2004;

•
On August 8, 2003 and September 3, 2003, Finmeccanica, through its subsidiary Finmeccanica Finance, issued €501,400,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes which became exchangeable beginning January 2, 2004 for approximately 20 million of our existing common shares held by Finmeccanica at their initial exchange ratio of 39.8883 shares per note, or approximately 2.3% of our issued and outstanding common shares;

•	During the second half of 2003, Finmeccanica sold an aggregate of 9,000,000 of our existing common shares; and

•	On March 9, 2004, France Telecom redeemed in full the 1.0% exchangeable notes it issued on December 17, 2001.

Pursuant to the 2001 shareholders agreement, ST Holding II has entered into escrow arrangements with France Telecom and Finmeccanica with respect to our common shares underlying the above-mentioned exchangeable notes. France Telecom and Finmeccanica have a call option over those shares upon exchange of the exchangeable notes for common shares. The voting rights with respect to the shares are exercisable by ST Holding II while they are in escrow.

Pursuant to the 2004 Shareholders Agreement, each of the STH Shareholders is free at any time to make (and the other STH Shareholder has no power to oppose) any disposal of its stake in its sole discretion subject to compliance with the provisions of the agreement and subject to tag-along rights and rights of first refusal described below.

No sales by a party to the 2004 Shareholders Agreement may be made with respect to any of our shares or shares of FT1CI, ST Holding or ST Holding II to any of our top ten competitors, or to any company that controls such competitor, subject to certain exceptions.

Change of Control Provisions

Either Finmeccanica or FT1CI will have the right to propose that ST Holding acquire common shares of ST N.V. in the event that a third party holds, acting alone or in concert with any other person, more than 2% of the issued and outstanding share capital of ST N.V. or a third party announces its intention to take control of ST

Back to Contents

N.V. Such acquisition shall require the approval of the relevant corporate bodies of ST Holding. The other STH Shareholder will have the right, but not the obligation to participate in such acquisition in proportion to its stake.

Should one STH Shareholder veto such a proposed acquisition, the STH Shareholder proposing the acquisition will have the right, acting through itself or any of its affiliates, to purchase a corresponding number of ST N.V. shares under the same terms and conditions, and the other STH Shareholder will have the right, acting through itself or any of its affiliates, to directly purchase the same number of ST N.V. shares under conditions decided by it in its sole discretion. This provision will remain in force after the end of the Balance Period, except that the minority STH Shareholder will no longer benefit from the right to veto the acquisition of our shares by the acquiring STH Shareholder if its shareholding in us falls below the Range Threshold. In addition, in the case of a hostile take-over bid for ST N.V., should the activation of the option agreement require a prior increase of the ST Holding II shareholding in ST N.V., the other STH Shareholder will have no right to veto the acquisition by ST Holding II of ST N.V. shares, if the acquiring STH Shareholder owns an indirect voting stake of at least 9.5% of ST N.V.’s issued and outstanding share capital and 33% of the total voting stakes of ST Holding in ST N.V.

The 2004 Shareholders Agreement provides for tag-along rights, rights of first refusal, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and Finmeccanica, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of such shareholder’s affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. All of the parties to the 2004 Shareholders’ Agreement and their ultimate shareholders will be prohibited from launching any takeover process on any of the other parties to such agreement.

Preference Shares

On May 31, 1999, our shareholders at the annual general meeting of shareholders approved the creation of up to 180,000,000 preference shares. Pursuant to the 3-for-1 stock split effected in May 2000, the number of such preference shares has increased to 540,000,000. These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions upon liquidation. On the same day, in order to protect ourselves from a hostile takeover or other similar action, we entered into an option agreement with ST Holding II, which provides that up to 540,000,000 preference shares shall be issued to ST Holding II upon its request and subject to the adoption of a resolution by our Supervisory Board giving our consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. The option as amended is contingent upon ST Holding II retaining at least 30% of our issued share capital at the time of exercise. The 2004 Shareholders Agreement provides that ST Holding II and its indirect shareholders will seek to reduce the percentage to 19%. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the approval of our Supervisory Board.

Other Shareholders Agreements

The shareholders of FT1CI entered into a separate shareholders agreement in January 1993 (the “FT1CI shareholders agreement”). On December 28, 2001, France Telecom and Areva entered into an agreement to reflect the 2001 shareholders agreement between the shareholders of ST Holding. The parties further amended the FT1CI shareholders agreement on March 17, 2004 to reflect the 2004 Shareholders Agreement. We are not a party to these agreements.

The FT1CI shareholders agreement provides for corporate governance arrangements based on France Telecom’s level of ownership of ST N.V. It provides that FT1CI shall continue to have five directors, three of whom shall be chosen by Areva and two of whom shall be chosen by France Telecom, provided that France Telecom shall only choose one director once its interest in FT1CI falls below 30%. Also, France Telecom has the right to nominate a number of FT1CI representatives to the Supervisory Board of ST Holding, ST Holding II and us in proportion to its holdings, with at least one member to the extent that FT1CI has at least two on those Supervisory Boards and as long as France Telecom owns at least 20% of the capital of FT1CI. France Telecom will cause its appointed directors to these entities to resign as necessary if and when its interest in FT1CI is reduced. Except as set forth below, decisions with respect to ST Holding, ST N.V. and subsidiaries of ST N.V may be taken by simple majority. Certain actions by FT1CI continue to require the approval of the France Telecom director or directors. These include (i) all borrowings above €2 million, (ii) certain loans and advances, (iii) issuance of guarantees, (iv) changes to any shareholder agreements entered into by FT1CI, (v) distribution of any dividends and (vi) introduction of any new shareholder.

Back to Contents

In case ST Holding II requests the issuance of preference shares pursuant to the option agreement with ST N.V., the FT1CI shareholders’ agreement provides that, after December 2004, the payment by FT1CI for the subscription price will be shared on a pro rata basis between Areva and France Telecom according to the numberof ST N.V. common shares attributed to each on the date of exercise. Each has undertaken to pay such subscription amounts according to their respective pro rata stakes, except that France Telecom is not required to subscribe in 2004.

The FT1CI shareholders agreement also contains provisions with respect to the exercise of FT1CI’s rights of first refusal and tag-along rights in the event that Finmeccanica disposes of its holdings. Transfers of shares in FT1CI to third parties are subject to a right of preemption and a right of first refusal of the other shareholders, as well as other provisions. In the event Areva proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquirer to purchase its interest as well. The FT1CI shareholders agreement terminates upon the termination of FT1CI or when either party ceases to be a shareholder of FT1CI. The parties have agreed to amend this provision to the effect that France Telecom will not have any right of preemption if the acquirer assumes Areva’s obligations with respect to FT1CI.

As is the case with other companies controlled by the French government, the French government has appointed a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Secrétariat d’Etat à l’Industrie (Secretary of Industry). FT1CI is subject to certain points of the décret of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures and (b) may set accounting principles and rules of evaluation of fixed assets and amortization. The effect of these provisions may be that the decisions taken by us or our subsidiaries that, by the terms of the 2004 Shareholders Agreement, require prior approval by FT1CI may be adversely affected by these veto rights under French law.

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

In connection with the initial public offering of ST N.V., we entered into a registration rights agreement with ST Holding II pursuant to which we agreed that, upon request from ST Holding II, we will file a registration statement under the Securities Act to register common shares held by ST Holding II, subject to a maximum number of five requests in total as well as a maximum of one request in any twelve-month period. Subject to certain conditions, we will grant ST Holding II the right to include our common shares in any registration statements covering offerings of common shares by us. ST Holding II will pay a portion of the costs of any requested or incidental registered offering based upon its proportion of the total number of common shares being registered, except that ST Holding II will pay any underwriting commissions relating to common shares that it sells in such offerings and any fees and expenses of its separate advisors, if any. Our registration rights agreement with ST Holding II will terminate upon the earlier of December 15, 2004 and such time as ST Holding II and its affiliates own less than 10% of our outstanding common shares.

Back to Contents

Related-Party Transactions

We have in the normal course of our business taken certain equity positions in companies with which we have simultaneously entered into development contracts where certain of these companies provide us services on arm’s-length terms. These contracts are not material to our business.

Our manufacturing facility at Crolles, France houses a research and development center that is operated in the legal form of a French Groupement d’intérêt économique (“Economic Interest Group” or “E.I.G.”) named “Centre Commun de Microelectronique de Crolles”. Laboratoire d’Electronique de Technologie d’Instrumentation (“LETI”), a research laboratory of Commissariat de l’Energie Atomique (“CEA”), an affiliate of Areva Group (one of our indirect controlling shareholders), is our partner. Until December 31, 2002, France Telecom R&D (France Telecom is also one of our indirect controlling shareholders) was a member of the E.I.G. See “Item 4. Information on the Company—Research and Development” and “—Major Shareholders”. The activity of the Centre Commun de Microélectronique de Crolles is directed towards sub 0.13-micron technologies with a view to preparing the technology to begin production of 300mm wafers and associated wafer-fabrication processes. The costs recorded as research and development expenses for the GIE in 2003 were not significant. Research and development expenses were $3 million in both 2002 and 2001. At December 31, 2003, we had a net receivable amount of $1 million, while at December 31, 2002 we had net receivable amount of $7 million. On April 22, 2004, the Crolles2 Alliance (of which we are a member) announced an agreement with CEA-LETI to extent the research and development project for the joint development of nanoelectronic technologies for 45-, 32-nanometer-and-below CMOS nodes on 300mm wafers.

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

Sales to our shareholders and our affiliates totaled approximately $10 million in 2003. For the years ended December 31, 2001, 2002 and 2003, the related party transactions were primarily with Areva, France Telecom, Finmeccanica, Equant and Orange. For further information, see Note 28 to our Consolidated Financial Statements.

Item 8. Financial Information

Financial Statements

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. For a description of current material intellectual property claims and litigation see “Item 4. Information on the Company—Intellectual Property—Intellectual Property Litigation.” In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete.

We record a provision when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims and litigations against the Company relating to possible infringements of patents and similar intellectual property rights of others. For the sum of such claims, the Company has recorded an accrual of $10 million, which represents its best estimate of probable losses based on the information currently available to the Company.

We successfully prevailed in an arbitration against a former supplier, European Semiconductor Manufacturing Ltd. (“ESM”), which is in administrative receivership. ESM had alleged that we breached the terms of an agreement relating to the licensing of our HCMOS 5 and HCMOS 6 technologies.

Back to Contents

Dividend Policy

In the past five years, we have paid the following dividends:

•
On April 23, 2004, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2003 of $0.12 per share payable to Dutch Registry shareholders of record on May 21, 2004 and New York registry shareholders as of May 26, 2004. This dividend was approximately 42% of our earnings for 2003.

•	In 2003, we paid a cash dividend with respect to the year ended December 31, 2002 of $0.08 per share. This dividend was approximately 17% of our earnings for 2002.
•	In 2002, we paid a cash dividend with respect to the year ended December 31, 2001 of $0.04 per share. This dividend was approximately 14% of our earnings for 2001.

•	In 2001, we paid a cash dividend with respect to the year ended December 31, 2000 of $0.04 per share. This dividend was approximately 2% of our earnings for 2000.

•	In 2000, we paid a dividend of $0.03 per share, which represented 5% of our earnings for 1999.

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

Our common shares have been included in the CAC 40, the principal index published by Euronext Paris, since November 12, 1997, tracking a sample of 40 stocks selected among the top 100 market capitalization and the most active stocks listed on Euronext Paris, and is the underlying asset for options and futures contracts. The base value is 1,000 at December 31, 1987.

On December 1, 2003, the CAC 40 index has shifted to free-float weightings. As of this date, the CAC 40 weightings are based on free float capitalization instead of total market capitalization.

On March 18, 2002, we were admitted into the MIB 30 Index, which is comprised of the 30 leading stocks, based upon market capitalization and liquidity, listed on the Milan Stock Exchange. The MIB 30 Index is sponsored by the Italian Stock Exchange Council, is calculated every minute, and accounts for over 70% of the total market capitalization and about 75% of the total trading volume.

Back to Contents

The table below indicates the range of the high and low prices in U.S. dollars for the common shares on the New York Stock Exchange and the high and low prices in euro for the common shares on Euronext Paris and the Italian Stock Exchange during each quarter in 2001, 2002 and in 2003. In December 1994, we completed the Initial Public Offering of 21,000,000 common shares at an initial price to the public of $22.25 per share. On June 16, 1999, we effected a 2-to-1 stock split and on May 5, 2000, we effected a 3-to-1 stock split. The table below has been adjusted to reflect the split. Each range is based on the highest or lowest rate within each day for common share price ranges for the relevant exchange.

	Italian Stock Exchange price per common share(2)		Euronext Paris price per common share(1)		New York Stock Exchange price per common share
Calendar Period	High	Low	High	Low	High	Low

	(€)		(€)		($)
Annual information for the past five years
1998	11.96	5.08	14.15	5.01	15.29	5.98
1999	51.67	10.68	51.67	11.47	51.33	13.42
2000	76.67	40.35	76.93	39.53	73.88	39.06
2001	52.35	18.89	52.45	18.88	48.70	17.88
2002	39.65	11.09	39.70	11.10	35.81	11.00
2003	24.75	15.21	24.74	15.20	28.67	16.67
Quarterly information for the past two years
2002
First quarter	39.65	31.50	39.70	31.50	35.81	27.62
Second quarter	38.70	21.85	38.72	21.50	34.44	21.38
Third quarter	26.40	12.98	26.53	12.99	26.29	13.02
Fourth quarter	26.95	11.09	26.95	11.10	26.59	11.00
2003
First quarter	21.44	15.21	21.66	15.20	22.65	16.67
Second quarter	20.67	16.86	20.67	16.86	24.15	18.00
Third quarter	24.75	17.71	24.74	17.72	27.35	20.17
Fourth quarter	24.12	20.52	24.11	20.52	28.67	24.13
Monthly information for most recent six months
October 2003	23.85	20.52	23.87	20.52	28.16	24.13
November 2003	24.12	22.26	24.11	22.26	28.41	26.35
December 2003	23.91	20.85	23.91	20.85	28.67	25.84
January 2004	23.81	21.46	23.81	21.43	29.90	26.65
February 2004	21.88	20.36	21.88	20.36	27.67	25.64
March 2004	21.57	18.11	21.65	18.12	26.50	22.27
April 2004 (through April 28, 2004)	20.49	18.50	20.50	18.50	24.82	22.04

Source: Reuters
(1)	For periods prior to January 1, 1999, the share prices on Euronext Paris have been converted into euro at the official exchange rate of €1.00 = FF 6.55957.
(2)
For periods prior to January 1, 1999, the share prices on the Italian Stock Exchange have been converted into euro at the official exchange rate of €1.00 = Lit. 1,936.27. The shares have been listed on the Italian Stock Exchange since June 5, 1998.

At December 31, 2003, there were 889,369,734 common shares outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities and (iii) 13.4 million common shares repurchased in 2001 and 2002. Of the 889,369,734 common shares outstanding, 74,984,591 or 8.4% were registered in the common share registry maintained on our behalf in New York.

Back to Contents

1999 Liquid Yield OptionTM Notes

Our 1999 Liquid Yield Option™ Notes (“LYONs”) are traded on the New York Stock Exchange and Euronext Paris. The table below indicates the range of the high and low prices on the New York Stock Exchange and the high and low prices for the LYONs on Euronext Paris, in both cases as a percentage of principal amount at maturity, during each quarter in 2001, 2002 and 2003. Each range is based on the highest or lowest rate at the end of each closing day on the relevant exchange.

	New York Stock Exchange price per LYON		Euronext Paris price per LYON
Calendar Period	High	Low	High	Low

	(%)		(%)
Annual information for the past five years
1999	138.09	81.56	140.25	81.94
2000	192.10	118.27	192.10	118.44
2001	132.62	79.23	146.50	88.00
2002	105.64	79.22	105.05	79.70
2003	92.52	86.14	92.21	86.14
Quarterly information for the past two years
2002
First quarter	105.64	93.70	105.05	93.16
Second quarter	101.93	85.24	99.87	83.00
Third quarter	89.98	80.00	89.50	79.70
Fourth quarter	92.05	79.22	91.75	86.55
2003
First quarter	89.91	86.14	89.63	86.14
Second quarter	91.58	87.82	91.26	87.50
Third quarter	91.44	87.61	91.19	86.89
Fourth quarter	92.52	90.19	92.21	89.61
Monthly information for most recent six months
October 2003	92.51	90.23	92.21	89.61
November 2003	91.94	91.11	91.52	90.59
December 2003	92.52	90.19	92.11	89.78
January 2004	92.82	89.97	92.36	89.75
February 2004	90.67	89.41	90.48	89.22
March 2004	89.59	88.47	89.30	88.18
April 2004 (through April 28, 2004)	88.94	88.35	88.84	88.19

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

Euronext has been listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext acquired the London International Financial Futures and Options Exchange (“LIFFE”), London’s derivatives market. The combination of LIFFE and Euronext N.V. will triple the volume of derivatives business conducted through LIFFE CONNECT™ trading platform.

Back to Contents

Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (“BVLP”) has become a wholly owned subsidiary of Euronext and has been renamed Euronext Lisbon.

Euronext Paris

Securities approved for listing by Euronext Paris are traded in one of three regulated markets: the Premier Marché, Second Marché and Nouveau Marché. The securities of most large public companies are listed on the Premier Marché with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre-OTC, which is also managed and operated by Euronext Paris.

The common shares are listed on the Premier Marché under the ISIN Code NL0000226223 (formerly the Sicovam Code). Shares listed on Euronext Paris are placed in one of two categories depending on the volume of transactions. The common shares are listed in the category known as Continu, which includes the most actively traded shares. The minimum yearly trading volume required for a security of a listed company on a regulated market of Euronext Paris in the Continu category is 2,500 trades. Securities listed on Euronext Paris are traded through providers of investment services (investment companies and other financial institutions). Trades take place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:25 p.m. to 5:30 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:30 p.m. (Paris time). Any trade effected after the close of a stock exchange session will be recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most listed securities.

Trading in the listed securities of an issuer may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the relevant regulations. In particular, if the quoted price of a Continu security varies by more than ten percent from the previous day’s closing price (reference price), trading may be suspended for up to 4 minutes. Further suspensions for up to 4 minutes are also possible if the price again varies by more than ten percent from a new reference price equal to the price which caused the first trading suspension. If the quoted price of a Continu security varies by more than two percent from the last quoted price, trading may be suspended for up to 4 minutes. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Autorité des marchés financiers (the regulatory authority over French stock exchanges) may also suspend trading.

Trades of securities listed on the Premier Marché are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (which we refer to as ordre stipulé à réglement différé or “OSRD”) for a fee. The OSRD is only available for trades in securities which either (i) are a component of the SBF 120 Index or (ii) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million and which are cited on a list published by Euronext Paris. The OSRD allows shareholders to benefit from certain leverages and other special features of the previous monthly settlement market (formerly Marché à Règlement Mensuel). Investors in securities eligible for the OSRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our common shares are eligible for the OSRD.

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

Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A. (“Euroclear”), a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier Marché are cleared through clearing 21 and settled through Euroclear using a

Back to Contents

continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

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

Back to Contents

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

Share Capital

Our authorized share capital amounts to €1,809,600,000, consisting of 1,200,000,000 common shares and 540,000,000 preference shares, with a nominal value of €1.04 per share. As of December 31, 2003, 889,369,734 common shares were outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities and (iii) 13.4 million shares repurchased in 2001 and 2002, as compared to 887,523,554 common shares outstanding as of December 31, 2002. As of December 31, 2003, the book value of our common shares held by us or our subsidiaries was $348 million and the face value was €13.9 million. As of March, 27, 2004, options to acquire 54,647,979 common shares were outstanding. No preference shares are currently outstanding. Shares can be issued in registered form only. Pursuant to a shareholders’ resolution adopted at the annual general meeting of shareholders on April 23, 2004, our Supervisory Board has been authorized for a period of five years to resolve to (i) issue any number of common shares and/or preference shares as comprised in ST’s authorized share capital from time to time, (ii) to fix the terms and conditions of share issuance, (iii) to limit or to exclude pre-emptive rights of existing shareholders and (iv) to grant rights to subscribe for common shares and/or preference shares, all for a period of five years from the date of such annual general meeting of shareholders. All of our issued shares are fully paid up. Our authorized share capital is not restricted by redemption provisions, sinking fund provisions or liability to further capital calls by the company. There are no conditions imposed by the memorandum and articles of association governing changes in capital which are more stringent than is required by law.

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

Back to Contents

The preference shares are intended to protect us from a hostile take-over or similar action. The preference shares entitle a holder to full voting rights at any meeting of shareholders. On May 31, 1999, we entered into an option agreement with ST Holding II in order to protect ourselves from a hostile take-over or other similar action. The option agreement provides that (giving effect to the 3-for-1 stock split of May 2000) up to 540,000,000 preference shares shall be issued to ST Holding II (i) upon its request and subject to the adoption of a resolution of the Supervisory Board giving its consent to the exercise of the option and (ii) upon payment of at least 25% of the par value of the preference shares to be issued. The option as amended is contingent upon ST Holding II retaining at least 30% of our issued share capital at the time of exercise. The 2004 Shareholders Agreement provides that ST Holding II and its indirect shareholders will seek to reduce the percentage to 19%. No preference shares have been issued to date. The preference shares, if issued, would have priority over the common shares with respect to dividends and distributions upon liquidation. See “Item 3. Key Information – Risk Factors – Our shareholder structure and our preference shares may deter a change of control”.

Changes to Our Share Capital and Stock Option Grants

Year	Transaction	Number of Shares	Nominal Value (euro)	Cumulative amount of capital (euro)	Cumulative number of shares	Nominal value of increase / reduction in capital	Amount of issue premium (euro)	Cumulative -issue premium (euro)

March 31, 2001	Exercise of options	277,695	1.04	925,765,341	890,158,982	288,803	2,319,055	1,486,731,074
March 31, 2001	LYONs conversion	151,251	1.04	925,922,642	890,310,233	157,301	2,453,756	1,489,184,830
December 31, 2001	Exercise of options	2,062,234	1.04	928,067,365	892,372,467	2,144,723	44,383,800	1,533,568,630
December 31, 2001	LYONs conversion	6,726,714	1.04	935,063,148	899,099,181	6,995,782	114,600,190	1,648,168,820
March 31, 2002	Exercise of options	140,455	1.04	935,209,221	899,239,636	146,073	1,081,691	1,649,250,511
September 28, 2002	LYONs conversion	945	1.04	935,210,204	899,240,581	983	30,482	1,649,280,993
September 28, 2002	Exercise of options	601,284	1.04	935,835,540	899,841,865	625,335	10,830,842	1,660,111,835
December 31, 2002	Exercise of options and employee stock purchases	1,081,689	1.04	936,960,496	900,923,554	1,124,957	15,671,916	1,675,783,751
March 29, 2003	Exercise of options	91,146	1.04	937,055,288	901,014,700	94,792	404,011	1,676,187,762
June 28, 2003	Exercise of options and employee stock purchases	217,490	1.04	937,281,478	901,232,190	226,190	2,075,922	1,678,263,684
September 29, 2003	Exercise of options	903,283	1.04	938,220,892	902,135,473	939,414	10,857,587	1,689,121,271
December 31, 2003	Exercise of options	634,261	1.04	938,880,523	902,769,734	659,631	4,458,391	1,693,579,662
March 27, 2004	Exercise of options	1,964,551	1.04	940,923,656	904,734,285	2,043,133	9,048,811	1,702,628,473

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

At December 31, 2003, the amount of retained earnings available to pay dividends under Dutch law was approximately $6,838 million. Retained earnings for purposes of this calculation are based on our unconsolidated accounts using generally accepted accounting principles in the Netherlands (“Dutch GAAP”). The only material difference between our Dutch GAAP and U.S. GAAP accounts resulted because we canceled our accumulated deficit through a share capital reduction in 1993. Under U.S. GAAP, as this operation was not a quasi-reorganization, the net effect of the par value reduction was applied against capital surplus. At December 31, 2003, under U.S. GAAP, we had accumulated earnings of approximately $4,774 million.

Back to Contents

Goodwill Accounting

Under Dutch GAAP, we are required to amortize each year the goodwill and as such the relevant charge has been included in our statement of income as per Dutch Rules. Since 2002, with the introduction of FAS 142, U.S. GAAP does not require anymore the amortization of goodwill which is subject to yearly tests for potential impairment.

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

We will give notice by mail to registered holders of shares of each shareholders’ meeting, and will publish notice thereof in a national daily newspaper distributed throughout the Netherlands and in at least one daily newspaper in France and Italy country’s in which our shares are also admitted for official quotation. Such notice shall be given no later than the twenty-first day prior to the day of the meeting and shall either state the business to be considered or state that the agenda is open to inspection by the shareholders and other persons entitled to attend general meetings of shareholders at our offices. We are exempt from the proxy rules under the United States Securities Exchange Act of 1934. Euroclear France will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of shares held directly or indirectly through Euroclear France at the request of the Company, the Registrar or the voting Collection Agent. A voting collection agent must be appointed; Netherlands Management Company B.V. acts as our voting collection agent. DTC will provide notice of general meetings of shareholders to holders of shares held directly or indirectly through DTC and the New York Transfer Agent and Registrar will compile voting instructions. In order for holders of shares held directly or indirectly through Euroclear France to attend general meetings of shareholders in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of shares held directly or indirectly through DTC to attend general meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Transfer Agent and Registrar.

Each share is entitled to one vote. Unless otherwise required by the articles of association or Dutch law, resolutions of general meetings of shareholders require the approval of a majority of the votes cast at a meeting at which at least 15% of the outstanding share capital is present or represented. We may not vote our common shares held in treasury.

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

Back to Contents

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

Issue of Shares; Preemptive Rights

Unless limited or excluded by the general meeting of shareholders or our Supervisory Board as described below, registered holders of common shares have a pro rata preemptive right to subscribe for any newly issued common shares, except for common shares issued for consideration other than cash and common shares issued to our employees or of one of our group companies. Shareholders do not have a preemptive right to subscribe for any newly issued preference shares. Holders of preference shares have no preemptive rights.

The general meeting of shareholders, upon proposal and on the terms and conditions set by our Supervisory Board, has the power to issue shares. The general meeting of shareholders may also authorize our Supervisory Board, for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances. At the general meeting of shareholders held on April 23, 2004, the Supervisory Board was delegated this authority for a period of five years.

The general meeting of shareholders, upon proposal by the Supervisory Board, also has the power to limit or exclude preemptive rights in connection with new issuances of shares. Such a resolution of the general meeting of shareholders must be taken with a majority of at least two-thirds of the votes cast if at such general meeting of shareholders less than 50% of the outstanding share capital is present or represented. Otherwise such a resolution can be taken by a simple majority of the votes cast at a general meeting of shareholders at which at least 15% of our outstanding share capital is present or represented. The general meeting of shareholders may authorize our Supervisory Board, for a period of no more than five years, to limit or exclude preemptive rights. At the general meeting of shareholders held on April 23, 2004, our Supervisory Board was delegated this authority for a period of five years.

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

In 2001, we acquired 9.4 million of our common shares, and in May 2002, we acquired an additional 4.0 million of our common shares to fund attributions of stock options to managers and employees pursuant to our 2001 Stock Option Plan, which was adopted by our shareholders on April 25, 2001. We may in the future proceed with additional repurchases of our common shares to fund further attributions of stock options pursuant to the 2001 plan.

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

Amendment of the Articles of Association

The articles of association may be amended if amendments are proposed by our Supervisory Board and approved by a simple majority of the votes cast at a general meeting of shareholders at which at least 15% of the

Back to Contents

outstanding share capital is present or represented. The complete proposal for the amendment must be made available for inspection by the shareholders and the other persons entitled to attend general meetings of shareholders at our offices as from the day of the notice convening such meeting until the end of the meeting. Any amendment of the articles of association that negatively affects the rights of the holders of a certain class of shares requires the prior approval of the meeting of holders of such class of shares.

Supervisory Board and Managing Board

Our Articles of Association do not include any provisions related to a Supervisory Board member’s:

•	Power to vote on proposals, arrangements or contracts in which such member is directly interested.

•	Power, in the absence of an independent quorum, to vote on compensation to themselves or any members of the Supervisory Board.

•	Borrowing powers exercisable by the directors and how such borrowing powers can be varied.

Our Supervisory Board Charter, however, explicitly prohibits members of our Supervisory Board from participating in voting on matters where any such member has a conflict of interest. Our Articles of Association provide that our general meeting of shareholders must approve compensation of our Supervisory Board.

Neither our Articles of Association nor our Supervisory Board Charter have a requirement or policy that Supervisory Board members hold a minimum number of our common shares.

For more information on our Supervisory Board and our Managing Board, see “Item 6. Directors, senior Management and Employees.”

Disclosure of Holdings

Holders of our shares may be subject to reporting obligations under the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) (the “Disclosure Act”) and the Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) (the “Securities Trade Act”).

Pursuant to the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in our capital or voting rights must immediately give written notice to us and, by means of a standard form, the Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”) if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person falls within a different percentage range as compared with the percentage range applicable to the capital interest or voting rights held by such person prior to the acquisition or disposal. The percentage ranges referred to in the Disclosure Act are 0% to less than 5%, 5% to less than 10%, 10% to less than 25%, 25% to less than 50%, 50% to less than 66 2/3%, and 66 2/3% or more.

On July 3, 2003, a draft bill to amend the Disclosure Act was submitted to the Second Chamber of the Dutch Parliament. According to the Explanatory Notes to the proposed bill, it is anticipated that the following percentage ranges will be introduced: 0% to less than 5%, 5% to less than 10%, 10% to less than 15%, 15% to less than 20%, 20% to less than 25%, and 25% or more. Under the proposed bill, above 25%, all direct or indirect transactions in our share capital or voting rights must be reported.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (i) shares (or depositary receipts for shares) directly held (or acquired or disposed of) by any person, (ii) shares (or depositary receipts for shares) held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement, and (iii) shares (or depositary receipts for shares) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply to the attribution of shares (or depositary receipts for shares) which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares (or depositary receipts for shares) can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. If a pledgee or usufructarian acquires such (conditional) voting rights, this may trigger the reporting obligations for the holder of the shares (or depositary receipts for the shares).

Back to Contents

In addition, pursuant to the Securities Trade Act and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25% in our capital must, by means of a standard form, within ten days after the month in which the transaction occurs, notify the AFM of such transaction in our common shares or securities the value of which is co-dependent on the value of our common shares (including, without limitation, an acquisition or disposal of our shares or depositary receipts issued for our shares or convertible bonds issued by us). If that shareholder is a legal entity and not an individual, the obligations under the Securities Trade Act also apply to members of its management and supervisory boards. In addition, these obligations apply to the following persons related to such 25% shareholder (if the 25% shareholder is not a legal entity): (i) spouses, (ii) relations by blood or affinity to the first degree and other persons who share a household with these persons, and (iii) relations by blood or affinity to the first degree who do not share a household with these persons but hold at least 5% of our shares (or depositary receipts for our shares) in our capital or will obtain this percentage through the transaction.

The AFM keeps a public registry of and publishes all notifications made pursuant to the Disclosure Act and the Securities Trade Act.

Non-compliance with the reporting obligations under the Disclosure Act or the Securities Trade Act could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the Disclosure Act may lead to civil sanctions, including suspension of the voting rights relating to the shares held by the offender, or the shares underlying any depositary receipts held by the offender, for a period of not more than three years and a prohibition on the acquisition by the offender of our shares (or depositary receipts for shares) or the voting on our shares for a period of not more than five years.

Limitations on Right to Hold or Vote Shares

There are currently no limitations imposed by Dutch law or by the articles of association on the right of non-resident holders to hold or vote the shares.

Material Contracts

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, during the past two years.

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

Back to Contents

For purposes of this section, you will be considered a “non-resident holder of securities” if:

(i)      You are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch taxation and, in the case of an individual, have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes; and

(ii)      In the case of an individual, you neither are nor have been, nor are deemed to be nor have been deemed to be our employee nor that of any entity related to us; and

(iii)      Your Securities do not form part and are not deemed to form part, of a substantial interest (aanmerkelgh belang) in our Company.

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

Back to Contents

resolved, in advance, to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

If a double-taxation treaty is in effect between the Netherlands and the country of residence of a non-resident holder of securities, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax, provided that such relief is duly claimed. Pursuant to Dutch rules, to avoid dividend stripping, dividend withholding tax relief will not be available to a person who is not the beneficial owner (iteindelyk gerechtigde) of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties and the tax arrangement for the Kingdom of the Netherlands.

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

(i)      If you derive profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in the Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, as the case may be, your securities are not attributable to such enterprise.

(ii)      You do not derive benefits from securities that are taxable as benefits from miscellaneous activities in the Netherlands (resultaat uit overige werkzaamheden in Nederland).

Back to Contents

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

Gift and Inheritance Taxes

If you acquire securities as a gift, in form or in substance, or acquire or are deemed to acquire securities on the death of an individual, you will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

(i)      The donor is, or the deceased was resident or deemed to be resident in the Netherlands for purposes of gift or inheritance tax, as the case may be; or

(ii)      The securities are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

(iii)      the donor made a gift of securities, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

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

Back to Contents

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

United States Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of LYONs or common shares by a U.S. Holder, as defined below. You will be a U.S. Holder if you are a beneficial owner of LYONs or common shares (a) who owns (directly, indirectly or by attribution) less than 10% of our outstanding share capital or voting stock, (b) who is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a U.S. domestic corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created in or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, (c) who holds the LYONs or common shares as capital assets, (d) whose functional currency is the U.S. dollar, (e) who is a resident of the United States and not also a resident of the Netherlands for purposes of the Dutch-U.S. Treaty, (f) who is entitled under the “limitation on benefits” provisions contained in the Dutch-U.S. Treaty to the benefits of the Dutch-U.S. Treaty and (g) who does not have a permanent establishment or fixed base in the Netherlands. Certain holders (including, but not limited to, U.S. expatriates, tax-exempt entities, persons subject to the alternative minimum tax, securities broker-dealers, banks, regulated investment companies and other financial institutions, traders in securities who elect to apply a mark-to-market method of accounting, persons holding the LYONs or common shares in a hedging transaction or as part of a straddle or conversion transaction, persons who acquired common shares pursuant to the exercise of employee stock options or otherwise as compensation, and holders whose functional currency is not the U.S. dollar) may be subject to special rules not discussed below. Because this is a general summary, Holders are advised to consult their own tax advisors with respect to the U.S. federal, state, local and applicable foreign tax consequences of the ownership and disposition of LYONs or common shares.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) holds LYONs or common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds LYONS or common shares, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of such LYONS or common shares.

This summary is based on the Internal Revenue Code of 1986, as amended, existing, proposed and temporary Treasury regulations promulgated thereunder, the Dutch-U.S. Treaty, judicial decisions, rulings and administrative pronouncements as of the date hereof, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

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

Back to Contents

Sale or Other Disposition of LYONs

Upon the sale, exchange or retirement of a LYON (other than a conversion of a LYON into common shares, the tax consequences of which are described below), you will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your adjusted tax basis in the LYON. Your adjusted tax basis in a LYON generally will be equal to the cost of the LYON, increased by the amount of OID you previously included in income with respect to the LYON. Gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if the holding period exceeds one year. If you are an individual, capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Conversion of LYONs

In general, you will not recognize gain or loss on the conversion of LYONs into commons shares, except with respect to cash received in lieu of a fractional share upon conversion (as described below). Your tax basis in a common share received in such an exchange will be equal to your adjusted tax basis in the LYONs so converted, less any portion thereof allocable to cash received in lieu of a fractional share. You will recognize gain or loss upon the receipt of cash paid in lieu of fractional common shares to the extent of the difference between the amount of cash received for the fractional share interest and your tax basis in such fractional share interest. The holding period for common shares received in exchange will include the holding period for the LYONs tendered to STMicroelectronics in exchange therefor, except that the holding period for the common shares allocable to accrued OID would commence on the day following the date of conversion.

Constructive Dividend

Adjustments to the conversion rate of the LYONs, or the failure to make adjustments to the conversion rate upon the occurrence of certain events, may result in the receipt of constructive dividends by you. You should consult your own tax advisors with respect to the tax consequences of any conversion adjustment.

Common Shares

Dividends

For U.S. federal income tax purposes, the gross amount of distributions made by us with respect to the common shares (including the amount of any Netherlands taxes withheld therefrom, generally will be includable in your gross income as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return to the extent of your adjusted tax basis in the common shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such common shares) and thereafter, the balance of the distribution in excess of adjusted tax basis will be treated as capital gain. Corporate U.S. Holders will not be eligible for the dividends-received deduction in respect of dividends paid by us. The amount of any distribution paid in euros (including the amount of any Netherlands withholding tax therefrom) will be equal to the U.S. dollar value of such euros on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If you convert the euros into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If you do not convert the euros, you generally will have a basis in euros equal to their U.S. dollar value on the date of the receipt. Gain or loss, if any, recognized on a subsequent conversion or other disposition of such euro generally will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property determined on the date of distribution.

Subject to certain limitations, Netherlands taxes withheld from a distribution paid to you at the rate provided in the Dutch-U.S. Treaty will be eligible for credit against your U.S. federal income tax liability. Under current Dutch law, we may be permitted, under certain circumstances, to deduct and retain from such withholding a portion of the amount that would otherwise be required to be remitted to the taxing authorities in the Netherlands. This amount generally may not exceed 3% of the total dividend distributed by us. To the extent that we have withheld an amount from dividends paid to shareholders which we then are not required to remit to any taxing authority in the Netherlands, such amount in all likelihood would not qualify as a creditable tax for U.S. tax purposes. We will endeavor to provide to you information concerning the extent to which we have applied the reduction described above to dividends paid to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares generally will constitute “passive income” or, in the case of certain U.S. Holders,

Back to Contents

“financial services income”. The rules relating to the determination of the U.S. foreign tax credit are complex and you should consult your own tax advisor to determine whether and to what extent a credit would be available. If you do not elect to claim a foreign tax credit you instead may claim an itemized deduction for all foreign taxes paid in the taxable year.

Recent U.S. Tax Law Changes Applicable to Individuals

Under 2003 U.S. tax legislation, individual U.S. Holders (and some trusts and estates) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, provided that the Holders meet certain holding period and other requirements. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Dutch-U.S. Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our common shares will constitute qualified dividend income for U.S. federal income tax purposes. Some of the eligibility requirements for non-U.S. corporations are not entirely clear, however, and further guidance from the IRS is anticipated. In addition, the IRS is expected to issue certification procedures for 2004 whereby a non-U.S. corporation will have to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

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

Passive Foreign Investment Company Status

A non-U.S. corporation, such as STMicroelectronics, will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we did not classify as a PFIC for the taxable year ending December 31, 2003. If we were characterized as a PFIC for any taxable year, U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of common shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the common shares. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of our common shares.

U.S. Information Reporting and Backup Withholding

Payments of interest, if any (including the accrual of OID), dividend payments with respect to common shares and proceeds from the sale, exchange, retirement or other disposition of LYONs or common shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries. Holders of LYONs or common shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Back to Contents

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

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

We are exposed to changes in interest rates primarily as a result of our borrowing activities which include long-term debt used to fund business operations. We borrow in U.S. dollars as well as in other currencies from banks and other sources. We primarily enter into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. The principal interest rate risks to which we are exposed relate to our investment portfolio and long-term debt obligations. We primarily utilize fixed-rate debt and do not expect changes in interest rates to have a material effect on income or cash flows in 2004.

The functional currency of our subsidiaries is generally the local currency. Our operating cash flows are denominated in various foreign currencies as a result of our international business activities and certain of our borrowings are exposed to changes in foreign exchange rates. We continually evaluate our foreign currency exposure based on current market conditions and the business environment. In order to mitigate the impact of changes in foreign currency exchange rates, we enter into forward exchange contracts. The magnitude and nature of such activities are explained further in Note 27.1 to the Consolidated Financial Statements.

We place our cash and cash equivalents with high credit quality financial institutions. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized

Back to Contents

monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. We are averse to principal loss and manage the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk.

From time to time, we may use cash on hand to purchase short-term financial instruments as part of our treasury management strategy. These instruments may have returns that depend on certain credit events of reference debt obligations issued by reference issuers consisting of different banks with a minimum credit rating. Interest is payable to us on such instruments through the final maturity, typically before the end of the financial year, unless suspended upon an earlier credit event under the relevant reference debt or of the relevant reference issuer. For certain short-term financial instruments, principal would be repaid to us at final maturity, unless such a credit event occurs, in which event early repayment of principal would be reduced based on the decline in value of the relevant reference debt. While we place our cash and cash equivalents with high credit quality financial institutions and manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures, we do not normally require collateral or other security from the parties to the financial instruments. Thus, no assurance can be given that a rapid, unanticipated crisis in the global financial system would not have an adverse impact on our results of operations and cash flow.

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

Forward contracts outstanding as of December 31, 2003 have remaining terms of five days to four months, which mature on average after 31 days. The notional amounts of foreign exchange forward contracts totaled $1,567,664,818 and $648,574,366 at December 31, 2003 and 2002, respectively. The principal currencies covered are the U.S. dollar, the euro, the Japanese yen and the Swiss franc.

We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. We do not use financial instruments for speculative or trading purposes.

The information below summarizes our market risks associated with cash equivalents, debt obligations, and other significant financial instruments as of December 31, 2003. The information below should be read in conjunction with Notes 27.1 and 27.3 to the Consolidated Financial Statements.

Back to Contents

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2004	2005	2006	2007	2008	Thereafter	Fair value at December 31, 2003

Assets:
Cash equivalents	2,998							2,998
Average interest rate	1.18%
Long-term debt:
Fixed rate	3,050	106	114	140	87	25	2,578	3,204
Average interest rate	1.29%	2.26%	2.80%	2.65%	2.58%	2.05%	1.06%

Amounts in millions of U.S. dollars

Long-term debt by currency as of December 31, 2003:
U.S. dollar	2,574
Euro	304
Singapore dollar	148
Other currencies	24

Total in U.S. dollars	3,050

Amounts in millions of U.S. dollars

Long-term debt by currency as of December 31, 2002
U.S. dollar	2,449
Euro	294
Singapore dollar	173
Other currencies	27

Total in U.S. dollars	2,943

The following table provides information about our foreign exchange forward contracts at December 31, 2003 (in millions of U.S. dollars):

Buy	Sell	Notional Amount	Average Contractual Forward Exchange Rate	Fair Value

Foreign currency forward exchange contracts to buy U.S. dollars for foreign currencies:
U.S. dollar	Singapore dollar	380	0.59	(4)
U.S. dollar	Japanese yen	103	0.01	(2)
U.S. dollar	Canadian dollar	66	0.78	(2)

Total		549		(8)

Back to Contents

Foreign currency forward exchange contracts to buy euros for foreign currencies:

Buy	Sell	Notional Amount	Average Contractual Forward Exchange Rate	Fair Value

Euro	U.S. dollar	396	0.79	20
Euro	Japanese yen	7	0.01	0
Euro	Swiss francs	1	0.64	0

Total		404		20

Foreign currency forward exchange contracts to buy Japanese yen for foreign currencies:
Japanese yen	Singapore dollar	32	62.91	0
Japanese yen	U.S. dollar	21	106.75	0
Japanese yen	Euro	9	135.00	0

Total		62		0

Foreign currency forward exchange contracts to buy Swiss francs for foreign currencies:
Swiss francs	Euro	1	1.56	0
Swiss francs	Singapore dollar	0	1.38	0

Total		1		0

Foreign currency forward exchange contracts to buy Indian rupees for foreign currencies:
Indian rupees	U.S. dollar	8	45.53	0
Foreign currency forward exchange contracts to buy Maltese lira for foreign currencies:
Maltese lira	U.S. dollar	205	2.90	17
Foreign currency forward exchange contracts to buy Swedish krone for foreign currencies:
Swedish krone	U.S. dollar	339	7.18	1

Total		1,568		30

(1)	Forward exchange rate for 100 Japanese yen.

Back to Contents

The following table provides information about our foreign exchange forward contracts at December 31, 2002 (in millions of U.S. dollars):

Buy	Sell	Notional Amount	Average Contractual Forward Exchange Rate	Fair Value

Foreign currency forward exchange contracts to buy U.S. dollars for foreign currencies:
U.S. dollar	Euro	130	1.05	(2)
U.S. dollar	Singapore dollar	36	0.58	0
U.S. dollar	Canadian dollar	52	0.63	0

Total		218		(2)

Foreign currency forward exchange contracts to buy euros for foreign currencies:
Euro	Malaysian ringgit	0	0.25	0
Euro	U.S. dollar	40	0.95	2
Euro	Japanese yen	80	0.01	(3)

Total		120		(1)

Foreign currency forward exchange contracts to buy Japanese yen for foreign currencies:
Japanese yen	Euro	27	123.08	0
Japanese yen	Singapore dollar	3	68.28	0
Japanese yen	Malaysian ringgit	5	31.09	0
Japanese yen	U.S. dollar	17	118.45	1

Total		52		1

Foreign currency forward exchange contracts to buy Swiss francs for foreign currencies:
Swiss francs	Euro	43	1.38	2
Foreign currency forward exchange contracts to buy Malaysian ringgits for foreign currencies:
Malaysian ringgit	U.S. dollar	27	0.26	0
Foreign currency forward exchange contracts to buy Maltese lira for foreign currencies:
Maltese lira	U.S. dollar	140	2.49	5
Foreign currency forward exchange contracts to buy Singapore dollar for foreign currencies:
Singapore dollar	Euro	12	1.82	0
Foreign currency forward exchange contracts to buy Swedish krone for foreign currencies:
Swedish krone	Euro	37	8.73	0

Total		649		6

(1)	Forward exchange rate for 100 Japanese yen.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Back to Contents

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(f)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company, particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by the annual report, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Other Reviews

We have sent this Annual Report on Form 20-F to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we filed it with the Securities and Exchange Commission.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Supervisory Board has concluded that three of our audit committee members, Messrs. Dunn, Gallo and Gavois, qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

Item 16B. Code of Business Conduct and Ethics and Corporate Governance

Code of Business Conduct and Ethics

Since 1987, we have had a Code of Business Conduct and Ethics for all of our employees, including our chief executive officer and chief financial officers. We have adapted this Code to reflect recent regulatory changes. The Code is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and which they are expected to advocate.

The Code provides that if any officer to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal.

Corporate Governance

Since our formation in 1987, we have demonstrated a consistent commitment to the principles of good corporate governance, evidenced by:

•
Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of the Managing Board and Supervisory Board are appointed and dismissed by our shareholders.

•
Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and our strict policies, implemented since our 1994 initial public offering to comply with our regulatory requirements concerning financial reporting, insider trading and public disclosures.

•
Our compliance with United States, French and Italian securities laws, because our shares are listed in these jurisdictions, and with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business.

Back to Contents

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.

On December 9, 2003 the Dutch Corporate Governance Committee issued a Corporate Governance Code (the “Code”) effective January 1, 2004 for all publicly listed companies incorporated in the Netherlands, including us. The Code recommends that companies communicate to shareholders in 2004 how they intend to comply. Our policies on corporate governance have been approved by our shareholders at our 2004 annual general meeting of shareholders held in Amsterdam on April 23, 2004. As we are listed on the New York Stock Exchange, Euronext Paris and Milano Borsa and not in the Netherlands, our policies and practices are not consistent with all Dutch “Best Practice” recommendations contained in the Code. We benchmark our corporate governance against the New York Stock Exchange policies for U.S. listed companies. Our current corporate governance policies, as enumerated in our Charter on Corporate Governance, will be updated and expanded whenever necessary or advisable. As recommended by the Code, we will inform our shareholders of any significant changes in our corporate governance policies and practices at our annual general meeting.

The current version of our Corporate Governance Charter, the Supervisory Board Charter and the Code of Business Conduct and Ethics will be posted on our website at http://www.st.com/stonline/company/index.htm, and will be available in print to any shareholder who may request it.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers N.V. has served as our independent public accountants for each of the fiscal years since 1996. The auditors are elected by the general meeting of shareholders once every three years. PricewaterhouseCoopers N.V. was reelected for a three-year term by our March 2002 shareholders meeting to expire at our shareholders meeting in 2005.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to us in 2002 and 2003.

	2003	Percentage of Total Fees	2002	Percentage of Total Fees

Audit Fees
Statutory audit, certification, audit of individual and consolidated financial statements	$1,466,200	60%	$1,123,360	50%
Audit-related fees	690,299	28%	593,721	26%
Non-audit Fees
Tax compliance fees	292,760	12%	495,422	22%
Other fees	—	—	50,000	2%

Total	$2,449,259	100%	$2,262,503	100%

Audit Fees consist of fees billed for the annual audit of our company’s consolidated financial statements and the financial statements of the Company’s subsidiaries.

Audit related services consist of audit of pension or benefit plans, audit related services to review reconciliation under different GAAPs for purpose of filing, certification to third party when required to be issued by the Company Auditor and audit related services for issuance of consents for SEC filings.

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and expatriate tax compliance.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for selecting the independent auditors to be employed by us to audit our financial statements, subject to ratification by the Supervisory Board and approval by our shareholders for appointment. Our Audit Committee also assumes responsibility (in accordance with Dutch law) for the retention, compensation, oversight and termination of any independent auditor employed by us. The Company has adopted a policy (the “Policy”), which was approved in advance by our Audit Committee, for the pre-approval of audit and permissible non-audit services provided by our independent auditors (PricewaterhouseCoopers). The Policy defines those audit-related services eligible to be approved by the Audit Committee.

Back to Contents

All engagements with the external auditors, regardless of amount, must be authorized in advance by our Audit Committee, pursuant to the Policy and its pre-approval authorization or otherwise.

The independent auditors submit a proposal for audit-related services to our Audit Committee on a quarterly basis in order to obtain prior authorization for the amount and scope of the services. The independent auditors must state in the proposal that none of the proposed services affect their independence. The proposal must be endorsed by the office of our CFO with an explanation of why the service is needed and the reason for sourcing it to the audit firm and validation of the amount of fees requested.

We do not intend to retain our independent auditors for permissible non-audit services other than by exception and within a limited amount of fees, and the Policy provides that such services must be explicitly authorized by the Audit Committee.

The Corporate Audit Vice-President is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by the Audit Committee. During 2003, all services provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Back to Contents

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

1.1	Articles of Association, as amended and approved by the annual general meeting of shareholders on April 23, 2004, of STMicroelectronics N.V.

8.1	Subsidiaries of the Company (see Note 3 to the Consolidated Financial Statements)

12.1	Certification of Pasquale Pistorio, President and Chief Executive Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Carlo Ferro, Corporate Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1
Certification of Pasquale Pistorio, President and Chief Executive Officer of STMicroelectronics N.V. and Carlo Ferro, Corporate Vice-President and Chief Financial Officer pursuant to Section 18 U.S.C. section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14(a)	Consent of PricewaterhouseCoopers N.V.

Back to Contents

CERTAIN TERMS

ADSL	Assymetrical digital subscriber line
ASD	Application-specific discrete technology
ASIC	Application-specific IC
ASSP	Application-specific standard product
BCD	Bipolar, CMOS and DMOS process technology
BiCMOS	Bipolar and CMOS process technology
CAD	Computer aided design
CIM	Computer integrated manufacturing
CMOS	Complementary metal-on silicon oxide semiconductor
CODEC	Audio coding and decoding functions
DDX	Direct digital amplifications
DMOS	Diffused metal-on silicon oxide semiconductor
DMT	Discrete Multi Tone
DMT-VDSL	Discrete multi-tone-very-high-rate digital subscriber line
DRAMs	Dynamic random access memory
DSL	Digital subscriber line
DSLAM	Digital subscriber line access multiplexer
DSP	Digital signal processor
EMAS	The Eco-Management and Audit Scheme (EAMS), the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EEPROM	Electrically erasable programmable read-only memory
EPROM	Erasable programmable read-only memory
FRAM	Ferroelectric RAMtron memories
GPRS	Global Packet Radio Service
GPS	Global positioning system
GSM	Global System for Mobile communications
GSM/GPRS	The European standard for mobile phones
HCMOS	High-speed complementary metal-on silicon oxide semiconductor
HDD	Hard-disk drive
IC	Integrated circuit
ICU	Intelligent Controller Units
IGBT	Insulated gate bipolar transistors
IPAD	Integrated Passive and Active Devices
ISO	International Organization for Standardization
K-bit	Kilobit
LAN	Local area network
LCD	Liquid crystal display
M-bit	Megabit
MEMS	Micro-Electro-Mechanical System
MOS	Metal-on silicon oxide semiconductor process technology
MOSFET	Metal-on silicon oxide semiconductor field effect transistor
MPEG	Motion picture experts group
NVRAM	Nonvolatile RAM
OEM	Original equipment manufacturer
OMAPI	Open mobile application processor interfaces, the name of the joint open standard for wireless application processor interfaces being developed with Texas Instruments to promote faster and broader deployment of multimedia-enhanced mobile devices and applications
OTP	One-time programmable
PDA	Personal digital assistant
PROM	Programmable read-only memory
PSM	Programmable System Memories
RAM	Random access memory
RF	Radio frequency
RISC	Reduced instruction set computing
ROM	Read-only memory

Back to Contents

RTC	Real-time clock or RTC families within NVRAM and Dedicated Memories division of our Memory Products Group
SAM	Serviceable available market
SCR	Silicon controlled rectifier
SiGe	Silicon-germanium
SLIC	Subscriber line interface card
SMPS	Switch-mode power supply
SOC	System-on-Chip
SRAM	Static random access memory
SVM	Serial nonvolatile memories
TAM	Total available market
TDD	Time Division Duplex, wireless communication spectrum
TD-SCDMA	Time Division Synchronous Code Division Multiple Access, one of the 3G wireless interface specifications that has been adopted by the International Telecommunications Union
Thrysitor	Switching device that does not require any control current once it is turned on (once the pulse is removed, the Thrysitor continues to conduct)
Triacs	Three-terminal semiconductor for controlling current in either direction
USB	Universal serial bus
VIPOWER	Vertical intelligent power
VLSI	Very large scale integration
VDSL	Very-high-bit rate digital subscriber line
VoIP	Voice over Internet protocol
XDSL	Digital Subscriber Line

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: May 4, 2004	By: /s/ PASQUALE PISTORIO
Pasquale Pistorio President and Chief Executive Officer

Back to Contents

[This page has been intentionally left blank]

Back to Contents

CONSOLIDATED FINANCIAL STATEMENTS

Back to Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Supervisory Board and Shareholders of
STMicroelectronics N.V.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Unites States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Accountants N.V.
Amsterdam, March 10, 2004

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

Back to Contents

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended

	December 31,	December 31,	December 31,
	2003	2002	2001

	(in millions of U.S. dollars, except per share data)

Net sales	7,234	6,270	6,304
Other revenues	4	48	53

Net revenues	7,238	6,318	6,357
Cost of sales	(4,672)	(4,020)	(4,047)

Gross profit	2,566	2,298	2,310
Selling, general and administrative	(785)	(648)	(641)
Research and development	(1,238)	(1,022)	(978)
Other income and expenses, net	(4)	7	(6)
Impairment, restructuring charges and other related closure costs	(205)	(34)	(346)

Operating income	334	601	339
Interest expense, net	(52)	(68)	(13)
Equity in loss of joint venture	(1)	(11)	(5)
Loss on extinguishment of convertible debt	(39)	0	0

Income before income taxes and minority interests	242	522	321
Income tax (expense) benefit	14	(89)	(61)

Income before minority interests	256	433	260
Minority interests	(3)	(4)	(3)

Net income	253	429	257

Earnings per share (Basic)	0.29	0.48	0.29
Earnings per share (Diluted)	0.27	0.48	0.29

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEETS

	As at
	December 31,	December 31,
	2003	2002

	(in millions of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	2,998	2,562
Marketable securities	0	2
Trade accounts receivable	1,272	1,095
Inventories	1,129	930
Deferred tax assets	106	35
Other receivables and assets	616	567

Total current assets	6,121	5,191

Goodwill	267	159
Other intangible assets, net	325	311
Property, plant and equipment, net	6,620	6,220
Long-term deferred tax assets	45	28
Investments and other non-current assets	99	95

	7,356	6,813

Total assets	13,477	12,004

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	45	19
Current portion of long-term debt	106	146
Trade accounts payable	1,044	912
Other payables and accrued liabilities	693	606
Deferred tax liabilities	10	6
Accrued income tax	179	184

Total current liabilities	2,077	1,873

Long-term debt	2,944	2,797
Reserves for pension and termination indemnities	236	173
Long-term deferred tax liabilities	37	86
Other non-current liabilities	38	39

	3,255	3,095

Total liabilities	5,332	4,968

Commitment and contingencies
Minority interests	45	42
Common Stock:	1,146	1,144
• preferred stock: 540,000,000 shares authorized, not issued
• common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 902,769,734 shares issued, 889,369,734 shares outstanding
Capital surplus	1,905	1,864
Accumulated result	4,774	4,592
Accumulated other comprehensive income (loss)	623	(258)
Treasury stock	(348)	(348)

Shareholders’ equity	8,100	6,994

Total liabilities and shareholders’ equity	13,477	12,004

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended

	December 31,	December 31,	December 31,
	2003	2002	2001

	(in millions of U.S. dollars)
Cash flows from operating activities:
Net income	253	429	257
Items to reconcile net income and cash flow from operating activities:
Depreciation and amortization	1,608	1,382	1,320
Amortization of discount on convertible debt	68	87	79
Loss on extinguishment of convertible debt	39	0	0
Gain on the sale of marketable securities	(4)	(1)	(27)
Other non-cash items	(53)	27	13
Minority interest in net income of subsidiaries	3	4	3
Deferred income tax	(131)	14	(83)
Equity in loss of joint venture	1	11	5
Impairment, restructuring charges and other related closure costs, net of cash payments	197	11	345
Changes in assets and liabilities:
Trade receivables	(109)	(129)	545
Inventories	(75)	(71)	94
Trade payables	(8)	(21)	(445)
Other assets and liabilities, net	131	(30)	(49)

Net cash from operating activities	1,920	1,713	2,057

Cash flows from investing activities:
Payment for purchases of tangible assets	(1,221)	(995)	(1,700)
Proceeds from the sale of marketable securities	4	1	31
Investment in intangible and financial assets	(34)	(69)	(132)
Payment for acquisitions, net of cash received	(188)	(307)	0

Net cash used in investing activities	(1,439)	(1,370)	(1,801)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,398	65	557
Repayment of long-term debt	(1,432)	(158)	(433)
Increase (decrease) in short-term facilities	25	(16)	4
Capital increase	22	29	43
Payments to acquire treasury stock	0	(115)	(233)
Dividends paid	(71)	(36)	(36)
Other financing activities	(1)	(1)	0

Net cash used in financing activities	(59)	(232)	(98)
Effect of changes in exchange rates	14	12	(15)

Net cash increase	436	123	143

Cash and cash equivalents at beginning of the period	2,562	2,439	2,296
Cash and cash equivalents at end of the period	2,998	2,562	2,439

Supplemental cash information:
Interest paid	19	22	32
Income tax paid	102	95	264

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
	Stock	Surplus	Stock	Result	(Loss) Income	Equity

	(in millions of U.S. dollars, except per share amounts)
Balance as of December 31, 2000	1,134	1,690		3,977	(676)	6,125

Capital increase	8	146				154
Repurchase of common stock			(233)			(233)
Comprehensive income:
Net Income				257		257
Other comprehensive loss, net of tax					(193)	(193)

Comprehensive income						64
Dividends, $0.04 per share				(35)		(35)

Balance as of December 31, 2001	1,142	1,836	(233)	4,199	(869)	6,075

Capital increase	2	28				30
Repurchase of common stock			(115)			(115)
Comprehensive income:
Net Income				429		429
Other comprehensive income, net of tax					611	611

Comprehensive income						1,040
Dividends, $0.04 per share				(36)		(36)

Balance as of December 31, 2002	1,144	1,864	(348)	4,592	(258)	6,994

Capital increase	2	41				43
Comprehensive income:
Net Income				253		253
Other comprehensive income, net of tax					881	881

Comprehensive income						1,134
Dividends, $0.08 per share				(71)		(71)

Balance as of December 31, 2003	1,146	1,905	(348)	4,774	623	8,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

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

The Company’s products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal oxide silicon (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal oxide silicon (DMOS)) for intelligent power applications and embedded memory technologies. This broad technologies portfolio, a cornerstone of its strategy for many years, enables the Company to meet the increasing demand for “system-on-a-chip” solutions. Complementing this depth and diversity of process and design technology is its broad intellectual property portfolio that the Company uses to enter into important patent cross licensing agreements with other major semiconductor manufacturing companies.

The Company’s major shareholders have established holding companies and a shareholder agreement to enable them to manage their interests in STMicroelectronics N.V.

At December 31, 2003, 34.5% of issued shares of the Company (December 31, 2002: 35.6%) were owned by STMicroelectronics Holding II B.V., 64.0% were owned by the public (December 31, 2002: 62.9%), and 1.5% constituted treasury shares (December 31, 2002: 1.5%).

At December 31, 2003 and 2002, STMicroelectronics Holding II B.V. was 100% owned by STMicroelectronics Holding N.V.

At December 31, 2003, STMicroelectronics Holding N.V. was owned as follows:

•	50% by FT1CI, a French holding company, whose shareholders were Areva (63.8%) and France Telecom (36.2%)

•	50% by Finmeccanica, an Italian holding company, whose shareholders were the Italian Ministry of Economics (32.3%) and the public (67.7%).

At December 31, 2002, STMicroelectronics Holding N.V. was owned as follows:

•	49% by FT1CI, a French holding company, whose shareholders were Areva (63.8%) and France Telecom (36.2%)

•	51% by Finmeccanica, an Italian holding company, whose shareholders were the Italian Ministry of Economics (32.3%) and the public (67.7%).

Back to Contents

2.	Accounting policies

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

2.2 Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves, warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other non-recurring special charges, and assumptions used in calculating pension obligations, deferred income tax assets and liabilities and valuation allowances and provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be significantly affected.

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

The functional currency of each subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the monthly average exchange rate for the period. The effects of translating the financial position and results of operations from local functional currencies are included in “other comprehensive income (loss)”.

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

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency exchange forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. The Company’s only derivative instruments include foreign currency exchange forward contracts and currency options that do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. These instruments are marked-to-market at each period-end with the associated changes in fair value recognized in “other income and expenses, net” in the consolidated statements of income.

2.4 Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Back to Contents

2.5 Revenue Recognition

Net sales

The policy of the Company is to recognize revenue from sales of products to its customers when the rights and risks of ownership of the goods was passed to customers, which usually occurs at the time of shipment. A portion of the Company’s sales is made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on-hand under certain circumstances. Provisions are made at the time of sale for estimated product returns and price protection, which may occur under the contractual terms agreed with the distributors. These provisions are based on the latest historical data and expected evolution of market prices.

The Company’s customers return products from time to time for technical reasons. In some cases, these returned products are reworked and shipped back to customers. The Company analyzes the status of product returns and accrues for the historical trends of returns.

Other revenue

Other revenue primarily consists of fees invoiced to partners under a co-development contract and is recognized as the related costs are incurred. The related costs under such contracts are recorded in “cost of sales”. Other revenue also includes certain contract indemnity payments and patent royalty income, which are recognized ratably over the term of the agreements.

Fundings

Fundings received by the Company are mainly from governmental agencies. Fundings for research and development costs are recognized as the related costs are incurred, after the finalization and signing of the fundings’ contract with the relevant government department or agency and are included in “other income and expenses, net”. Fundings for capital expenditures are deducted from the cost of the related fixed assets and reduce depreciation over the assets’ remaining estimated useful lives.

2.6 Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses.

Advertising expenses for 2003, 2002 and 2001 were $9 million, $11 million and $21 million, respectively.

2.7 Research and development

Research and development costs are charged to expense as incurred. Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co- development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales.

2.8 Start-up costs

Start-up costs are manufacturing costs incurred in the Company’s new manufacturing facilities, before reaching a minimum level of production and are included in “other income and expenses, net” in the consolidated statements of income.

2.9 Income taxes

The provision for current taxes represents the income taxes expected to be payable related to the current year income or to benefit in the case of a current-year loss in each individual tax jurisdiction. Provisions for specific tax exposures are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. Deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or settled. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not.

Back to Contents

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

2.12 Marketable securities

Management determines the appropriate classification of investments in debt and equity securities at the time of purchase and reassesses the classification at each reporting date. For those marketable securities with a readily determinable fair value and that are classified as available-for-sale, the securities are reported at fair value with changes in fair value recognized as a separate component of “other comprehensive income (loss)” in the statements of shareholders’ equity. Other than temporary losses are recorded in net income based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as “other income and expenses, net”.

2.13 Trade accounts receivable

Trade accounts receivable are stated net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. In addition, the Company is required to evaluate its customers’ credit ratings from time to time and record an additional provision for any specific account the Company estimates as doubtful.

2.14 Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans.

2.15 Intangible assets subject to amortization

Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, the Company estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Amortization is computed using the straight-line method over the following estimated useful lives:

Technologies & licenses	3-7 years
Internally developed software	3-5 years
Software	3 years

The Company evaluates the remaining useful life of an intangible asset each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

The capitalization of costs for internally developed software begins when preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer

Back to Contents

software project. It must be probable that the project will be completed and will be used to perform the function intended.

2.16 Goodwill

Since January 1, 2002, goodwill acquired in business combinations is no longer amortized and is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested in each reporting unit. The Company defines its reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 29. An impairment charge is recognized when the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of the reporting unit including its allocated goodwill. The fair value is based on the Company’s estimate of the reporting unit’s expected discounted future cash flows. Significant estimates used in determining future cash flows include the applicable reporting unit’s volume forecasts, average selling price evolution and the market acceptance of certain new technologies.

2.17 Property, plant and equipment

Property, plant and equipment are stated at cost, net of government fundings and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities & leasehold improvements	10 years
Machinery and equipment	6 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company evaluates the carrying value of its property, plant and equipment whenever changes in circumstances indicate their carrying amount may not be recoverable. In determining recoverability, the Company estimates the expected undiscounted future cash flows associated with the tangible asset or group of assets and compares this to their carrying value. An impairment charge is recognized when the carrying value of the tangible asset or group of tangible assets exceeds the fair value, which is normally estimated by the Company based on the expected discounted cash flows or independent market appraisals. Significant estimates used in determining the expected future cash flows include the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.

Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books and the net gain or loss is included in “other income and expenses, net” in the consolidated statements of income.

2.18 Investments

Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over an investee. Significant influence is generally deemed to exist if the Company has a 20% to 50% ownership interest in the voting stock of the investee and representation in the Board of Directors.

Investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as available-for-sale and, accordingly, recognizes changes in their fair values as a separate component of “other comprehensive income (loss)” in the consolidated statements of shareholders’ equity. Other-than-temporary losses are recorded in net income and are based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on investments sold are determined on the specific identification method and are recorded as “other income or expenses, net” in the consolidated statements of income.

Back to Contents

2.19 Pension and termination indemnities

The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans. These plans conform to local regulations and practices of the countries in which the Company operates. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries.

2.20 Convertible debt

Zero-coupon convertible bonds are recorded at the principal amount on maturity in long-term debt and are presented net of the debt discount on issuance. This discount is amortized over the term of the debt as interest expense using the interest rate method.

Zero-coupon convertible bonds issued with a negative yield are initially recorded at their accreted value as of the first redemption right of the holder. The negative yield is recorded as capital surplus and represents the difference between the principal amount at issuance and the lower accreted value at the first redemption right of the holder.

Debt issuance costs are capitalized as long-term investments and are amortized in “interest expense, net” until the first redemption right of the holder.

2.21 Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying financial statements, “other comprehensive income (loss)” consists of foreign currency translation adjustments, the unrealized gain or loss on marketable securities classified as available-for-sale and the change in the excess of the minimum pension liability over the unrecognized prior service cost of certain pension plans.

2.22 Fair value of stock-based compensation

At December 31, 2003, the Company has six stock-based employee and Supervisory Board compensation plans which are described in detail in Note 14. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share (“EPS”) is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123), as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123. The fair value of the Company’s stock-based awards to employees was estimated using a Black-Scholes option-pricing model.

The fair value was estimated using the following weighted-average assumptions:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Expected life (years)	6	5	5
Volatility	59.6%	60.1%	57.4%
Risk-free interest rate	2.7%	4.1%	4.5%
Dividend yield	0.35%	0.20%	0.10%

The weighted average fair value of options granted during 2003 was $10.66 ($16.80 in 2002 and $20.48 in 2001). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation. Pro forma net income and EPS for 2002 and 2001 has been revised to correct for the reversal of compensation expense associated with forfeited stock option grants. As a result, pro forma net income has increased by $37 million and $16 million for 2002 and 2001, respectively.

Back to Contents

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Net income, as reported	253	429	257
Deduct : Total stock-based employee compensation expense determined under FAS 123, net of related tax effects	(186)	(163)	(119)
Net income, pro forma	67	266	138
Earnings per share:
Basic, as reported	0.29	0.48	0.29
Basic, pro forma	0.08	0.30	0.15
Diluted, as reported	0.27	0.48	0.29
Diluted, pro forma	0.07	0.30	0.15

2.23 New accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), which is applicable for all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. Also in July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), which is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to initial recognition. In particular, the statement requires that goodwill and indefinite lived intangible assets no longer be amortized but be subject to annual impairment tests to determine the appropriate carrying value. Had FAS 142 not been adopted, the Company would have recorded an additional amortization expense of $48 million in 2003 and $28 million in 2002. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 definition of an identifiable intangible asset. The statement requires all unidentifiable intangible assets to be reclassified to goodwill. The Company adopted the standards required by this statement in the first quarter of 2002. In connection with the adoption of FAS 142, the Company reclassified $3 million of its intangible assets for acquired workforce to goodwill.

In the first quarter of 2002, the Company performed the transitional impairment review required by FAS 142 and determined that no adjustment for impairment loss was required as a result of adopting the standard. The following table presents the impact of FAS 142 on net income and EPS had the standard been in effect for the year ended December 31:

	December 31,	December 31,	December 31,
	2003	2002	2001

Net income as reported	253	429	257
Adjustments:
Amortization of goodwill	—	—	26
Amortization of acquired workforce previously classified as intangible assets	—	—	2
Income tax effects	—	—	(1)

Net income as adjusted	253	429	284

Basic EPS as reported	0.29	0.48	0.29
Basic EPS as adjusted	0.29	0.48	0.32

Diluted EPS as reported	0.27	0.48	0.29
Diluted EPS as adjusted	0.27	0.48	0.32

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statement No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 clarifies that a guarantor is required to recognize a liability for the fair value of the obligation undertaken at the inception of the guarantee. The disclosure requirements of this interpretation are effective for

Back to Contents

interim or annual financial statement periods ending after December 15, 2002. The initial measurement provisions are effective prospectively for all guarantees subject to this interpretation that are issued or modified after December 31, 2002. The Company adopted FIN 45 in the first quarter of 2003, and management determined that FIN 45 has had no material effect on the Company’s financial position, or results of operations at December 31, 2003.

In 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively “FIN 46”) and consolidates any Variable Interest Entities (VIEs) for which the company is considered to be the primary beneficiary. The Company identifies VIEs as entities where the Company’s financial risk or reward is not consistent with the equity ownership. An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

The Company has identified the following VIEs under the existing contracts and disclosed the arrangements in the financial statements at December 31, 2003:

•	a joint venture established with Dai Nippon for the development and production of photomask in which the Company has a 19% stake, and

•	the joint venture in SuperH, Inc. with Hitachi, Ltd., where the Company owns 44% and has commitments for future capital increases.

The Company has determined that it is not the primary beneficiary of the VIEs and continues to account for the investments under the cost and equity method, respectively.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 specifies that “freestanding” financial instruments within its scope embody obligations of the issuer and therefore, the issuer must classify such instruments as liabilities. FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. The Company adopted FAS 150 in the second quarter of 2003 and determined that it has no material effect on its financial position or results of operations.

In 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21), to address certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue- generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. EITF 00-21 applies to all contractual arrangements (whether written, oral, or implied) entered into after June 15, 2003 under which a vendor will perform multiple revenue-generating activities. In addition, EITF 00-21 should only be applied in those situations where higher-level generally accepted accounting principles do not exist that specify the appropriate accounting. The Company adopted EITF 00-21 in the third quarter of 2003, and management determined that EITF 00-21 has had no material effect on the Company’s financial position or results of operations at December 31, 2003.

In December, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132 (FAS 132 revised). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87,

Back to Contents

Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. FAS 132 revised requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. The Company adopted FAS 132 revised in the fourth quarter of 2003 and included all immediately required disclosures at December 31, 2003. The Company is currently evaluating the required disclosures for its foreign plans and will include the additional information in its interim and annual financial statements in 2004.

Back to Contents

3.	Consolidated entities

The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 2003:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)

Australia – Sydney	STMicroelectronics PTY Ltd	100
Belgium – Zaventem	STMicroelectronics Belgium N.V.	100
Belgium – Zaventem	Proton World International N.V.	100
Brazil – Sao Paolo	STMicroelectronics Ltda	100
Canada – Ottawa	STMicroelectronics (Canada), Inc.	100
China – Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China – Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China – Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
Czech Republic – Prague	STMicroelectronics Design and Application s.r.o.	100
Finland – Lohja	STMicroelectronics OY	100
France – Meudon la Foret	STMicroelectronics (Crolles 2) S.A.S.	100
France – Saint Genis Pouilly	STMicroelectronics S.A.	100
France – Rousset	STMicroelectronics (Rousset) S.A.S.	100
France – Palaiseau	Waferscale Integration Sarl	100
Germany – Grasbrunn	STMicroelectronics GmbH	100
Germany – Grasbrunn	STMicroelectronics Design and Application GmbH	100
Hong Kong – Hong Kong	STMicroelectronics LTD	100
India – Noida	STMicroelectronics Pvt Ltd	100
Israel – Netanya	STMicroelectronics Ltd	100
Italy – Vimercate	Accent S.r.l.	51
Italy – Catania	CO.RI.M.ME.	100
Italy – Aosta	DORA S.p.a.	100
Italy – Agrate Brianza	ST Incard S.r.l.	100
Italy – Naples	STMicroelectronics Services S.r.l.	100
Italy – Agrate Brianza	STMicroelectronics S.r.l.	100
Japan – Tokyo	STMicroelectronics KK	100
Malaysia – Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia – Muar	STMicroelectronics SDN BHD	100
Malta – Kirkop	STMicroelectronics Ltd	100
Morocco – Rabat	Electronic Holding S.A.	100
Morocco – Casablanca	STMicroelectronics S.A.	100
Singapore – Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore – Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain – Madrid	STMicroelectronics S.A.	100
Sweden – Kista	STMicroelectronics A.B.	100
Switzerland – Geneva	STMicroelectronics S.A.	100
United Kingdom – Marlow	STMicroelectronics Limited	100
United Kingdom – Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom – Bristol	Inmos Limited	100
United Kingdom – Reading	Synad Technologies Limited	100
United States – Carrollton	STMicroelectronics Inc.	100
United States – Carrollton	STMicroelectronics Leasing Co. Inc.	100
United States – Dover	Proton World Americas Inc	100
United States – Irvine	Synad Technologies Inc.	100
United States – Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States – Wilsonville	The Portland Group, Incorporated	100

Back to Contents

4.	Business combinations

Alcatel Microelectronics

On June 26, 2002 the Company acquired Alcatel Microelectronics, part of the Alcatel Group, which was manufacturing and marketing semiconductor integrated circuits. Concurrently, the Company sold the acquired mixed-signal business activities of Alcatel Microelectronics and also its fabrication facility to AMI Semiconductors, Inc. The consideration for the purchase of Alcatel Microelectronics net of proceeds totaling $61 million from the resale to AMI and purchase price adjustments recorded in the following quarters was $306 million, which was fully paid as of December 31, 2002. The acquisition was conducted to further develop the Company’s strategic relationships with the Alcatel Group. Purchase price allocations resulted in the recording of intangible assets of $111 million for core technologies, $58 million for a supply contract signed with the Alcatel Group and $92 million as goodwill. The core technologies and supply contract have average useful lives of four years. The Company also recorded an expense of $8 million in the second quarter of 2002 for in-process research and development as certain of the acquired technologies had not reached technological feasibility. The purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company, based on management’s best knowledge of the acquired company and the industry.

Proton World International

On April 24, 2003 the Company completed the acquisition of Proton World International N.V. (PWI), a leading Smart card software company established in Belgium, which specializes in high-security, payment and identification Smart card systems. The original cash consideration for the purchase of PWI was €37 million (approximately $41 million). The terms of the agreement require the Company to pay additional royalty payments of up to $25 million, based on achieving future sales targets over the next ten years. The obligation to pay these contingent amounts is not beyond a reasonable doubt, and therefore no amount has been recorded as of December 31, 2003. The acquisition was conducted to significantly extend the Company’s know-how and participation in the Smart card value chain. In July 2003, the computation of purchase price contractual adjustments was finalized resulting in a reduction of the provisional price of approximately $3 million. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $5 million, and intangible assets including $8 million for core technologies, $1 million for customers’ relationships, $1 million for trademarks and $33 million in goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationship of four years and the trademarks of one year.

Tioga Technologies

On April 28, 2003 the Company finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel. The cash consideration for this acquisition was $12 million. The acquisition was made to further strengthen the strategic positioning of the Company in the areas of its Digital Subscriber Line technology. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets by $2 million and intangible assets including $8 million for core technologies and $6 million in goodwill. The core technologies have an estimated useful life of five years.

Incard

On June 2, 2003 the Company completed the acquisition of the business of Incard S.p.A, a company based in Italy, for an original cash consideration of approximately $89 million plus approximately $2 million in acquisition-related taxes and fees. The acquisition of Incard was performed to complement the purchase of PWI by extending the Company’s know-how and customer basis in the Smart card value chain. The acquisition will also allow the Company to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. On September 26, 2003 the computation of purchase price contractual adjustments was finalized resulting in a price reduction of approximately $7 million. Purchase price allocation resulted in the booking of $32 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies, $4 million for customers’ relationships, $3 million for trademarks and $30 million in goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationships of four years and the trademarks of three years.

Synad Technologies

On December 18, 2003, the Company completed the acquisition of Synad Technologies Ltd., a wireless-LAN chip developer based in the United Kingdom. The cash consideration for this acquisition was $55 million, plus approximately $1 million in acquisition-related taxes and fees, of which $53 million was paid as of December 31, 2003. The acquisition was conducted to strengthen the Company’s broadband access portfolio and

Back to Contents

add wireless networking capabilities to its wide range of highly integrated cost-effective application platforms. Purchase price allocation resulted in recording $2 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies and $34 million in goodwill. The Company also recorded an expense of approximately $5 million in the fourth quarter of 2003 for in-process research and development as certain of the acquired technologies cannot be capitalized since they did not reach technological feasibility. The core technologies have an estimated useful life of 5 years.

For PWI, Incard and Synad, the purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company. For Tioga, the allocation is based on the contractual values, which the Company believes to reflect the fair market value. Such assumptions may be revised, as the Company obtains further knowledge of the acquired companies, which could result in revisions to the purchase price allocation within one year of the acquisitions.

The pro forma information below assumes that Alcatel Microelectronics acquired in June 2002 had been acquired at the beginning of 2002 and incorporates the results of Alcatel Microelectronics beginning on January 1, 2002. Additionally, the pro forma information assumes that PWI and Tioga, both acquired in April 2003, Incard, acquired in June 2003, and Synad, acquired in December 2003, had been purchased at the beginning of 2003. The years 2003 and 2002 have been adjusted to incorporate the results of PWI, Tioga, Incard and Synad beginning on January 1, 2003 and 2002. Such information is presented by the Company based on its best knowledge of the acquired companies. This is shown for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2003.

Pro forma Statements of Income

	Twelve Months ended
	December 31, 2003	December 31, 2002

Net revenues	7,276	6,416
Gross profit	2,582	2,327
Operating expenses	(2,256)	(1,761)
Operating income	326	566
Net income	250	403
Earnings per share (basic)	0.28	0.45
Earnings per share (diluted)	0.27	0.45

As reported Statements of Income

	Twelve Months ended
	December 31, 2003	December 31, 2002

Net revenues	7,238	6,318
Gross profit	2,566	2,298
Operating expenses	(2,232)	(1,697)
Operating income	334	601
Net income	253	429
Earnings per share (basic)	0.29	0.48
Earnings per share (diluted)	0.27	0.48

5.	Joint Venture

During the third quarter of 2001, the Company and Renesas Technology Corp. (previously known as Hitachi Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH, Inc., was initially capitalized with the Company’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Hitachi, Ltd contributed $37 million of cash partially used to purchase internally developed technologies from Hitachi, for a 56% interest.

During 2002, the Company contributed $5 million in cash to the SuperH joint venture. As a result of deteriorating market conditions and the inability of SuperH to meet its projected business plan objectives, at December 31, 2002, the Company wrote off the $4 million remaining book value of its investment in SuperH, Inc. and provisioned an additional $3 million for a capital contribution that the Company was committed to and

Back to Contents

did make in the first quarter of 2003. During the second and fourth quarters of 2003, the Company made an additional capital contribution of $2 million. As of December 31, 2003, the Company continues to maintain its 44% ownership of the joint venture.

The Company is accounting for its share in SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. At December 31, 2003, the accumulated losses of the joint venture exceeded the Company’s total investment, and the investment was shown at a zero carrying value.

During the third quarter of 2003, the shareholders’ agreement was amended to require the Company to additionally contribute up to $3 million. The revised Shareholder agreement also stipulated to review any additional cash requirements in the second half of 2004, which could result in the Company being required to make a final capital investment of up to $1 million. Based on the continued inability of the joint venture to meet its projected business plan objectives, the Company has recorded an impairment charge of $3 million in the third quarter of 2003 for these required future capital contributions of which $1 million remains to be paid. This impairment charge is reflected in the consolidated statements of income as “Impairment, restructuring charges and other related closure costs”.

The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company estimates that no future loss exposure will result from the joint venture in addition to the provisions recorded.

6.	Available-for-sale marketable securities

The Company has classified certain marketable securities as available-for-sale, which relate to equity securities held as strategic investments in various companies. These marketable securities are classified as current and non-current assets and consist of the following:

	December 31, 2002

	Cost	Unrealized gain	Unrealized loss	Fair value

Equity securities classified as current assets	1	1	—	2
Equity securities classified as non-current assets	1	—	—	1

Total	2	1	—	3

	December 31, 2003

	Cost	Unrealized gain	Unrealized loss	Fair value

Equity securities classified as non-current assets	1	3	—	4

Total	1	3	—	4

For fiscal years 2003, 2002 and 2001, gross realized gains associated with the sale of the marketable securities were $16 million, $1 million and $25 million, respectively.

7.	Trade accounts receivable

Trade accounts receivable consist of the following:

	December 31, 2003	December 31, 2002

Trade accounts receivable	1,288	1,118
Less valuation allowance	(16)	(23)

Total	1,272	1,095

In December 2003 the Company did not sell any receivables amount. In December 2002, $50 million of receivables due in 2003 were sold without recourse.

In 2003, 2002 and 2001, one customer, the Nokia group of companies, represented 17.9%, 17.6% and 19.3% of consolidated net revenues, respectively.

Back to Contents

8.	Inventories

Inventories, net of reserve consist of the following:

	December 31, 2003	December 31, 2002

Raw materials	50	53
Work-in-process	768	656
Finished products	311	221

Total	1,129	930

9.	Other receivables and assets

Other receivables and assets consist of the following:

	December 31, 2003	December 31, 2002

Receivables from government agencies	194	125
Taxes and other government receivables	72	65
Advances to suppliers	4	11
Loans to employees	11	7
Prepaid expenses	162	145
Sundry debtors	83	142
Other	90	72

Total	616	567

Receivables from government agencies relate to research and development contracts, industrialization contracts and capital investment projects.

10.	Goodwill

Changes in the carrying amount of goodwill are as follows:

	Telecommunications, Peripherals and Automotive	Memory Products	Consumer and Microcontroller	Other	Closing net value

December 31, 2001	8	18	31	6	63

Acquisitions:
Alcatel Microelectronics	92				92
Alcatel Mobile Phone	1				1
Transitional reclassification of acquired workforce previously classified as intangible assets		2	1		3

December 31, 2002	101	20	32	6	159

Acquisitions:
PWI		33			33
Tioga	6				6
Incard		30			30
Synad	34				34
Alcatel Microelectronics purchase price adjustment	2				2
Currency translation		2	1		3

December 31, 2003	143	85	33	6	267

With the Company’s adoption of FAS 142 in the first quarter of 2002, goodwill is no longer amortized.

Back to Contents

11.	Intangible assets

Intangible assets consist of the following:

	December 31, 2003
	Gross	Accumulated Amortization	Net

Technologies & licenses	378	(156)	222
Internally developed software	78	(22)	56
Software	120	(73)	47

Total	576	(251)	325

	December 31, 2002
	Gross	Accumulated Amortization	Net

Technologies & licenses	334	(106)	228
Internally developed software	98	(44)	54
Software	85	(56)	29

Total	517	(206)	311

The aggregate amortization expense in 2003, 2002 and 2001 was $103 million, $67 million and $45 million respectively.

The estimated amortization expense for the following years is:

Year

2004	107
2005	92
2006	72
2007	37
2008	13
Thereafter	4

Total	325

12.	Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31, 2003

	Gross Cost	Accumulated Depreciation	Net Cost

Land	84	—	84
Buildings	993	(215)	778
Facilities & leasehold improvements	2,373	(893)	1,480
Machinery and equipment	10,706	(6,847)	3,859
Computer and R&D equipment	449	(330)	119
Other tangible fixed assets	121	(92)	29
Construction in progress	271	—	271

Total	14,997	(8,377)	6,620

Back to Contents

	December 31, 2002

	Gross Cost	Accumulated Depreciation	Net Cost

Land	70	—	70
Buildings	846	(176)	670
Facilities & leasehold improvements	1,789	(659)	1,130
Machinery and equipment	8,917	(5,196)	3,721
Computer and R&D equipment	354	(246)	108
Other tangible fixed assets	137	(71)	66
Construction in progress	455	—	455

Total	12,568	(6,348)	6,220

The depreciation charge in 2003, 2002 and 2001 was $1,505 million, $1,315 million and $1,248 million respectively.

During 2003, impairment charges were recorded to reduce the carrying value of property, plant and equipment by $149 million. See Note 21.

13.	Investments and other non-current assets

Investments and other non-current assets consist of the following:

	December 31,	December 31,
	2003	2002

Investments	38	24
Long-term deposits	44	50
Debt issuance costs, net	17	21

Total	99	95

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds 19% interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% interest. In the event of the liquidation of the joint venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. At December 31, 2003, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture.

The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company estimates that no future loss exposure will result from the joint venture.

14.	Shareholders’ equity

14.1 Outstanding shares

The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares each with a nominal value of EUR 1.04. As of December 31, 2003 the number of shares of common stock issued was 902,769,734 shares and 900,923,554 at December 31, 2002.

As of December 31, 2003 the number of shares of common stock outstanding was 889,369,734 (887,523,554 at December 31, 2002). Increases in common stock outstanding related to stock option exercises totaling 1,846,180 common shares in 2003 and 1,823,428 common shares in 2002 as well as conversions of convertible debt of 945 common shares in 2002.

14.2 Preference shares

The 540,000,000 preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The Company entered into an option agreement with STMicroelectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by the Company’s Supervisory Board. STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and

Back to Contents

to retain ownership of at least 30% of the Company’s issued share capital. There were no preference shares issued as of December 31, 2003.

14.3 Treasury shares

As of December 31, 2003 13,400,000 shares of common stock totaling $348 million have been repurchased and reflected at cost as a reduction of shareholders’ equity. In 2002, 4,000,000 shares were repurchased for a cost of $115 million, and 9,400,000 shares were repurchased in 2001 for a cost of $233 million. No treasury shares were acquired in 2003. The repurchased shares have been designated to be used for the Company’s most recent employee stock option plan.

14.4 Stock option plans

In 1995, the Shareholders voted to adopt the 1995 Stock Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 1995 Plan, at December 31, 2003, 15,431,957 of the granted options outstanding vest 50% after three years and 50% after four years following the date of the grant; 6,800,825 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant.

In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three-year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998, to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board were eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

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

In 2001, the Shareholders voted to adopt the 2001 Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 2001 Plan at December 31, 2003, 3,296,721 of the granted options outstanding vest 50% after one year and 50% after two years following the date of the grant; 30,528,294 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options will vest 30 days after the date of grant. The options expire ten years after the date of grant.

Back to Contents

A summary of stock option activity for the plans for the three years ended December 31, 2003, follows:

	Price Per Share

	Number of Shares	Range	Weighted Average

Outstanding at December 31, 2000	27,149,935	$6.04-$62.01	$28.98
Options granted:
1995 Plan	139,851	$31.65-$44.00	$33.99
2001 Plan	9,599,000	$29.61-$39.00	$38.92
Supervisory Board Plan	112,500	$39.00	$39.00
Options cancelled	(956,750)	$6.04-$62.01	$39.90
Options exercised	(1,372,935)	$6.04-$24.88	$10.36

Outstanding at December 31, 2001	34,671,601	$6.04-$62.01	$32.22
Options granted:
2001 Plan	13,751,393	$20.02-$33.70	$30.88
Supervisory Board Plan	132,000	$31.11	$31.11
Options cancelled	(1,124,788)	$6.04-$62.01	$36.21
Options exercised	(612,445)	$6.04-$24.88	$10.88

Outstanding at December 31, 2002	46,817,761	$6.04-$62.01	$32.01
Options granted:
2001 Plan	11,976,310	$19.18-$25.90	$19.35
Supervisory Board Plan	132,000	$19.18	$19.18
Options cancelled	(898,456)	$6.04-$62.01	$37.09
Options exercised	(1,258,318)	$6.04-$24.88	$10.04

Outstanding at December 31, 2003	56,769,297	$6.04-$62.01	$29.71

Stock options exercisable were as follows:

	December 31,	December 31,	December 31,
	2003	2002	2001

Options exercisable	23,338,811	15,277,776	7,640,893
Weighted average exercise price	$28.87	$22.49	$11.91

The weighted average remaining contractual life of options outstanding as of December 31, 2003, 2002 and 2001 was 6.4, 6.5 and 6.3 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options outstanding as of December 31, 2003 was as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life

1,642,665	$6.04-$9.00	$6.12	0.2 years
5,727,432	$12.03-$14.23	$13.06	2.2 years
20,478,073	$19.18-$24.88	$21.60	7.0 years
209,160	$25.90-$29.70	$27.21	9.1 years
21,932,342	$31.09-$44.00	$34.36	7.8 years
6,779,625	$50.69-$62.01	$59.04	4.6 years

Back to Contents

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2003 was as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life

1,642,665	6.04-$9.00	$6.12	0.2 years
5,727,432	$12.03-$14.23	$13.06	2.2 years
8,464,360	$19.18-$24.88	$24.80	3.8 years
23,571	$29.61-$29.70	$29.63	7.8 years
3,109,424	$31.11-$44.00	$38.65	7.3 years
4,371,359	$50.69-$62.01	$59.07	4.6 years

14.5 Employee stock purchase plans

In 2001, 2002 and 2003 the Company offered to certain of its employees worldwide the right to acquire shares of capital stock:

		Price per share

	Number of shares offered per employee	In U.S. Dollars	In Euro	Discount from the market price	Number of shares issued

May 2001	328	32.32	36.81	15%	580,817
December 2001	371	28.60	32.14	15%	384,566
July 2002	529	23.59	24.94	15%	461,164
December 2002	402	20.58	20.78	15%	749,819
June 2003	309	17.91	15.51	15%	587,862

14.6 Other comprehensive income (loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign currency translation income (loss)	Unrealized gain (loss) on available-for- sale securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)

Balance as of December 31, 2000	(686)	10	—	(676)
Other comprehensive loss, net of tax	(171)	(10)	(12)	(193)

Balance as of December 31, 2001	(857)	—	(12)	(869)
Other comprehensive income (loss), net of tax	631	1	(21)	611

Balance as of December 31, 2002	(226)	1	(33)	(258)
Other comprehensive income (loss), net of tax	880	2	(1)	881

Balance as of December 31, 2003	654	3	(34)	623

14.7 Dividends

In 2003, the Company paid a cash dividend of $0.08 per share for a total amount of $71 million. In 2002 and 2001, the Company paid cash dividends of $0.04 and $0.04 per share, totalling $36 million and $35 million, respectively.

Back to Contents

15.	Earnings per share

For the years ended December 31, 2003, 2002 and 2001, earnings per share (EPS) was calculated as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Basic EPS
Net income	253	429	257
Weighted average shares outstanding	888,152,244	887,577,627	893,267,868
Basic EPS	0.29	0.48	0.29
Diluted EPS
Net income	253	429	257
Convertible debt interest, net of tax	2	—	—

Net income adjusted	255	429	257
Weighted average shares outstanding	888,152,244	887,577,627	893,267,868
Dilutive effect of stock options	7,059,127	5,459,155	8,715,097
Dilutive effect of convertible debt	41,880,160	—	—

Number of shares used in calculating diluted EPS	937,091,531	893,036,782	901,982,965
Diluted EPS	0.27	0.48	0.29

Outstanding convertible debt at December 31, 2003 was convertible into 70,418,060 shares, of which 28,537,900 were anti-dilutive and 41,880,160 were dilutive. At December 31, 2003, outstanding stock options were equivalent to 56,769,297 common shares, of which 7,059,127 were dilutive and 49,710,170 were anti-dilutive.

Back to Contents

16.	Retirement plans

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

The changes in benefit obligation and plan assets were as follows:

	December 31,	December 31,
	2003	2002

Change in benefit obligation:
Benefit obligation at beginning of year	171	139
Service cost	11	10
Interest cost	10	9
Benefits paid	(2)	(1)
Actuarial losses	10	7
Foreign currency translation adjustments	17	12
Other	1	(5)

Benefit obligation at end of year	218	171

Change in plan assets:
Plan assets at fair value at beginning of year	92	91
Actual return on plan assets	16	(10)
Employer contributions	7	10
Benefits paid	(2)	(1)
Foreign currency translation adjustments	9	7
Other	0	(5)

Plan assets at fair value at end of year	122	92

Funded status	(96)	(79)
Unrecognized prior service cost	5	5
Unrecognized transition obligation	(2)	(2)
Unrecognized actuarial loss	62	59

Net amount recognized	(31)	(17)

Net amount recognized in the balance sheet consists of the following:
Prepaid benefit cost	2	2
Accrued benefit liability	(72)	(54)
Intangible asset	2	2
Accumulated other comprehensive income	37	33

Net amount recognized	(31)	(17)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $216 million, $180 million and $172 million, respectively, as of December 31, 2003 and $167 million, $135 million and $95 million, respectively, as of December 31, 2002.

Back to Contents

The weighted average assumptions used in the determination of the benefit obligations were as follows:

Assumptions	Year ended December 31, 2003	Year ended December 31, 2002

Discount rate	5.54%	5.80%
Salary increase rate	3.97%	4.02%

The components of the net periodic benefit cost include the following:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Service cost	11	10	9
Interest cost	10	9	8
Expected return on plan assets	(7)	(8)	(7)
Amortization of unrecognized transition obligation	—	—	—
Amortization of net (gain) and loss	2	1	—
Amortization of prior service cost	1	1	1

Net periodic benefit cost	17	13	11

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans were as follows:

Assumptions	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Discount rate	5.80%	5.95%	6.09%
Salary increase rate	4.02%	3.97%	4.03%
Expected rate of return on funds	7.18%	7.28%	6.65%

The Company also has defined contribution pension plans, which provide retirement and other service benefits to certain of its employees. The benefit accrues to the employees on a pro rata basis, adjusted for inflation, during their employment period and is based on the individuals’ salary. As of December 31, 2003 and 2002, the Company accrued $175 million and $134 million, respectively, for these defined contribution pension plans. The annual cost of these plans amounted to approximately $42 million, $44 million and $43 million in 2003, 2002 and 2001, respectively.

Back to Contents

17.	Long-term debt

Long-term debt consists of the following:

	December 31,	December 31,
	2003	2002

STMicroelectronics SA (France)
— 2.47% (weighted average) bank loans due 2006	146	160
— 0.00% (weighted average) other bank loans	1	3
— 4.80% (weighted average) capital leases	37	32
STMicroelectronics S.r.l. (Italy)
— 7.35% bank loan due 2005	2	3
— 5.35% bank loan due 2006	18	21
— 1.07% (weighted average) bank loans due 2009	72	51
— 3.43% (weighted average) other bank loans	14	13
STMicroelectronics N.V. (Netherlands)
— 2.44% Liquid Yield Option Notes (LYONs) due 2009	799	780
— 3.75% convertible bonds due 2010	366	1,601
— -0.50% convertible bonds due 2013	1,379	—
STMicroelectronics PTE (Singapore)
— 2.52% bank loan due 2007	147	144
— 3.50% other bank loan	1	29
STMicroelectronics (others)
— 2.76% (weighted average) other bank loans	68	106

Total long-term debt	3,050	2,943
Less current portion	106	146

Total long-term debt, less current portion	2,944	2,797

Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2003	2002

U.S. dollar	2,574	2,449
Euro	304	294
Singapore dollar	148	173
Other	24	27

Total	3,050	2,943

Aggregate future maturities of long-term debt outstanding are as follows:

December 31,
2003

2004	106
2005	114
2006	140
2007	87
2008	25
Thereafter	2,578

Total	3,050

In September 1999, the Company issued $919 million principal amount at maturity of zero-coupon subordinated convertible notes (LYONs), due 2009, for net proceeds of $708 million. The notes are convertible at any time by the holders at the rate of 26.292 shares of the Company’s common stock for each one thousand dollar face value of the notes. The holders may redeem their LYONs on September 22, 2004 at a price of $885.91 per one thousand dollar face value of the LYONs. The Company may choose to pay the redemption price in cash or in common shares or a combination of both. On or after September 22, 2002 and prior to September 22, 2004, the Company may redeem for cash all, but not a portion, of the LYONs. On or after September 22, 2004, the Company may redeem all or a portion of the LYONs for cash. The notes are subordinated to all existing and future indebtedness of the Company.

Back to Contents

In November 2000, the Company issued $2,146 million principal amount at maturity of zero-coupon unsubordinated convertible bonds, due 2010, for net proceeds of $1,458 million. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company’s common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds for cash on January 17, 2005, at a price of $805.15 per one thousand dollar face value of the convertible notes. On or after November 16, 2003 and prior to November 16, 2005, the Company may redeem for cash all, but not a portion of, the convertible bonds. On or after November 16, 2005, the Company may redeem for cash all or a portion of, the convertible bonds. The notes are unsubordinated to all existing and future indebtedness of the Company. In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity. See Note 23.

In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon senior convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The notes are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the notes. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. At any time from August 20, 2006 the Company may redeem for cash at their decreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.

Credit facilities

The Company has revolving line of credit agreements with several financial institutions totalling $1,163 million. At December 31, 2003, amounts available under the lines of credit were reduced by borrowings of $45 million at an average interest rate of 2.41%.

18.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,
	2003	2002

Taxes other than income taxes	55	57
Salaries and wages	235	199
Social charges	105	88
Advances received on fundings	32	13
Commercial rebates	21	15
Royalties payable	32	41
Other	213	193

Total	693	606

19.	Other Revenues

Other revenues consist of the following:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Co-development contract fees	—	47	49
Indemnity payments and patent royalty income	4	1	4

Total	4	48	53

Back to Contents

20.	Other income and expenses, net

Other income and expenses, net consist of the following:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Research and development funding	76	76	58
Start-up costs	(55)	(57)	(89)
Exchange gain, net	5	17	11
Patent claim costs	(29)	(8)	(8)
Gain on sale of non-current assets	17	3	27
Other non-recurring, net	(18)	(24)	(5)

Total	(4)	7	(6)

21.	Impairment, restructuring charges and other related closure costs

During the third quarter of 2003, the Company finalized a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness.

150mm fab operations

The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to a finer geometry 200mm wafer fab. The plan includes the discontinuation of the production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy), the downsize by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The fair values used in calculating the impairment charges were based on the discounted expected future cash flows on the assets. Impairment charges also include a reduction in the fair market value of the facilities in Rancho Bernardo, California and Castelletto, Italy, which were determined by independent real estate appraisals.

Back-end operations

During the third and fourth quarter of 2003, certain involuntary termination payments were made for the partial restructuring of the back-end sites in Morocco and impairment charges were incurred for the planned closure of the back-end facilities in Tuas, Singapore. An independent real estate appraisal was used in determining the fair value of the back-end facility.

Intangible assets and investments

In the third quarter of 2003, the Company also incurred an impairment charge of $3 million relating to certain intangible assets subject to amortization and a restructuring cost of $3 million for contractually committed future capital contributions to Super H Inc, the joint venture formed with Renesas Technology Corp. The fair value used in determining the impairments was based on discounted expected future cash flows.

Other restructuring charges

Certain payments have been made for voluntary termination benefits in France totalling $6 million and for lease contract terminations in the United States amounting to $3 million.

Back to Contents

Impairment, restructuring charges and other related closure costs incurred in 2003 are summarized as follows:

Year ended December 31, 2003	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

150mm fab operations	(140)	(32)	(1)	(173)
Back-end operations	(15)	(2)	—	(17)
Intangible assets and investments	(6)	—	—	(6)
Other	—	(9)	—	(9)

Total	(161)	(43)	(1)	(205)

The total impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax (or $240 million after-tax). The restructuring plan and related manufacturing initiatives are expected to be substantially completed over the next eighteen months. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete all these actions, the number of people involved, the agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

In 2003, total cash outlays for the restructuring plan amounted to $8 million, corresponding mainly to the payment of voluntary termination benefits for $6 million and to the reduction of workforce for $2 million on back-end operations.

22.	Interest expense, net

Interest expense, net consists of the following:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Income	37	49	100
Expense	(89)	(117)	(113)

Total	(52)	(68)	(13)

Capitalized interest was $2 million, $3 million, and $9 million in 2003, 2002 and 2001, respectively.

23.	Loss on extinguishment of convertible debt

In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity of its 3.75% Zero Coupon Senior Convertible Bonds due 2010. The total cash amount paid was $1,304 million. The repurchased convertible debt was equivalent to 15,596,824 shares and has been cancelled.

In relation to these repurchases, the Company registered in the 2003 statements of income a one-time non-operating pre-tax charge of $39 million, which included $30 million related to the price paid in excess of the repurchased convertible debt’s accreted value and $9 million related to the write-off of bond issuance costs. No repurchases of convertible debt were made in 2002.

24.	Income tax

Income before income tax expense is comprised of the following:

	Year ended	Year ended	Year ended
	December 31, 2003	December 31, 2002	December 31, 2001

Income (loss) recorded in The Netherlands	15	(1)	(32)
Income from foreign operations	227	523	353

Income before income tax expense	242	522	321

Back to Contents

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended	Year ended	Year ended
	December 31, 2003	December 31, 2002	December 31, 2001

The Netherlands taxes – current	(4)	25	(5)
Foreign taxes – current	(81)	(100)	(139)

Current taxes	(85)	(75)	(144)
Foreign deferred taxes	99	(14)	83

Income tax benefit (expense)	14	(89)	(61)

The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (34.5%) and the effective income tax rate are the following:

	Year ended	Year ended	Year ended
	December 31, 2003	December 31, 2002	December 31, 2001

Income tax expense computed at statutory rate	(83)	(183)	(112)
Permanent and other differences	(3)	(32)	(39)
Change in valuation allowances	(1)	(1)	(2)
Impact of final tax assessments relating to prior years	6	27	—
Other tax and credits	7	6	(8)
Benefits from tax holidays	67	62	81
Earnings of subsidiaries taxed at different rates	21	32	19

Income tax benefit (expense)	14	(89)	(61)

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.07, $0.06 and $0.09 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company will continue to benefit from these tax holidays for at least the next several years.

Deferred tax assets and liabilities consist of the following:

	December 31,	December 31,
	2003	2002

Tax loss carryforwards and investment credits	141	74
Inventory valuation	27	19
Impairment charges and restructuring	79	20
Fixed asset depreciation in arrears	52	27
Receivables for government funding	40	9
Tax allowance granted on past capital investment	550	—
Pension service costs	11	7
Commercial accruals	11	13
Other temporary differences	40	35

Total deferred tax assets	951	204
Valuation allowances	(632)	(26)

Deferred tax assets, net	319	178

Accelerated fixed assets depreciation	(172)	(156)
Acquired intangible assets	(3)	(8)
Advances of government funding	(23)	(17)
Other temporary differences	(17)	(26)

Deferred tax liabilities	(215)	(207)

Net deferred income tax asset (liability)	104	(29)

Back to Contents

As of December 31, 2003, the Company and its subsidiaries have net operating loss carryforwards that expire starting 2004, as follows:

Year

2004	6
2005	2
2006	2
2007	2
Thereafter	129

Total	141

25.	Commitments

Lease commitments

The Company leases land, buildings, plants, and equipment under operating leases that expire at various dates under noncancelable lease agreements. Operating lease expense was $54 million, $37 million, and $42 million in 2003, 2002 and 2001, respectively.

At December 31, 2003, the Company had a noncancelable capital lease of $37 million for a building.

The Company’s commitments as of December 31, 2003 were as follows:

	Payments due by period
	Total	2004	2005	2006	2007	2008	Thereafter

	(millions of U.S.$)
Operating leases(1)	246	58	43	38	15	13	79
Purchase commitments(2)	1,261	1,173	71	17	—	—	—
Contingent obligations(3)	1	1	—	—	—	—	—

Total	1,508	1,232	114	55	15	13	79

(1)	Operating leases are mainly related to building leases.
(2)	Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.
(3)	Contingent obligations related to additional contractual amounts which could be paid for a future capital increase in the joint venture with Hitachi, Ltd.

Other commitments

The Company has issued guarantees totalling $292 million related to its subsidiaries’ debt.

26.	Contingencies

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. The Company has also received and may in future receive communications alleging possible infringements of patents and similar intellectual property rights of others. A provision is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly evaluates losses and claims to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. The Company is in discussion with several parties with respect to claims and litigations against the Company relating to possible infringements of patents and similar intellectual property rights of others. For the sum of such claims, the Company has recorded an accrual of $10 million, which represents its best estimate of probable losses based on the information currently available to the Company.

27.	Financial instruments and risk management

Treasury activities are regulated by the Company’s procedures, which define policies, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. The Company’s objectives are to reduce exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for financial and treasury operations. Treasury controls include systematic reporting to senior management and are subject to internal

Back to Contents

audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. The majority of cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A-” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions.

27.1 Foreign exchange forward contracts and currency options

The Company enters into foreign exchange forward currency contracts and currency options to manage exposure to fluctuations in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. These transactions include international sales by various subsidiaries in foreign currencies, foreign currency denominated purchases, intercompany sales and other intercompany transactions. Such contracts outstanding as of December 31, 2003 have remaining terms of 5 days to four months, maturing on average after 31 days.

The notional amounts of foreign exchange forward contracts totalled $1,568 million and $649 million at December 31, 2003 and 2002, respectively. The principal currencies covered are the US dollar, the Euro, the Japanese yen and the Swiss franc.

The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. At December 31, 2003 and 2002, no currency options were outstanding.

27.2 Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high- credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy that aims to minimize credit risk.

The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to financial instruments. At December 31, 2003 and 2002, one customer, the Nokia Group of companies, represented 11.7% and 19.3% of trade accounts receivable, respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.

Back to Contents

27.3 Fair value of financial instruments

The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques.

	2003		2002

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Balance sheet
— Bank loans (including current portion)	506	498	561	568
— Convertible debt	2,544	2,706	2,381	2,403

Off-balance sheet
— Forward exchange contracts	30	30	6	6

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

Foreign exchange forward contracts

The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

28.	Related party transactions

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2003	2002	2001

Sales & other services	10	1	1
Research and development expenses	(34)	(29)	(26)
Other purchases and expenses	(17)	(23)	(31)
Accounts receivable	2	—	—
Accounts payable	22	11	5

For the years ended December 31, 2001, 2002 and 2003, the related party transactions were primarily with Areva, France Telecom, Finmeccanica, Equant and Orange, which represent significant shareholders of the Company or their subsidiaries. See Note 1.

In addition, the Company participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which were not included in the previous table. The share of costs recorded by the Company as research and development expenses incurred by E.I.G during 2003 were not significant in 2003, $3 million in 2002 and $3 million in 2001. At December 31, 2003 the Company had a net receivable amount of $1 million and at December 31, 2002 the Company had net receivable amount of $7 million.

29.	Segment information

The Company operates in two business areas: Semiconductor and Subsystems.

In the Semiconductor business area, the Company designs, develops, manufactures and markets a broad range of products including discrete, memories and standard commodity components, ASICSs (full custom

Back to Contents

devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, the Company started the full-chain manufacturing of Smart card products, which includes the production and sale of chips, as in the past, and of cards. The Company’s principal investment and resource allocation decisions are in the Semiconductor business area for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. The Company manages its semiconductor products in four segments, following the Company’s four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the “Groups”). Revenues and operating results of the manufacturing of the Smart card products are included in Memory Products group. The Company manages its revenues and internal operating income performance based on these segments.

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

The following tables present the Company’s internal net revenues and operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general & administrative expenses and a significant part of R&D expenses. Additionally as per the Company’s rules, certain items of costs are not charged to the Groups, including start-up costs of the new manufacturing facilities, some strategic and special R&D programs, certain corporate level operating expenses, impairment and restructuring charges and other related closure costs as well as certain other miscellaneous charges.

Net revenues by product group

	December 31,	December 31,	December 31,
	2003	2002	2001

Telecommunications, Peripherals and Automotive	3,268	3,074	3,031
Discrete and Standard ICs	1,224	1,055	942
Memory Products	1,358	1,055	1,382
Consumer and Microcontroller	1,321	1,026	896
Others(1)	67	108	106

Total revenues	7,238	6,318	6,357

(1)	Includes revenues from sales of subsystems mainly and other products not allocated to product groups.

Operating Income by product group

	December 31,	December 31,	December 31,
	2003	2002	2001

Telecommunications, Peripherals and Automotive	550	613	589
Discrete and Standard ICs	142	135	75
Memory Products	(45)	7	340
Consumer and Microcontroller	78	57	(78)

Total operating income of product groups	725	812	926
Others	(391)	(211)	(587)

Total consolidated operating income	334	601	339

Back to Contents

Reconciliation to consolidated operating income:

	December 31,	December 31,	December 31,
	2003	2002	2001

Total operating income of product groups	725	812	926
Strategic R&D and other R&D programs	(61)	(83)	(48)
Start-up costs	(54)	(57)	(82)
Impairment & restructuring charges	(205)	(34)	(416)
Subsystems	2	6	10
Patents claim costs	(10)	—	—
Other non-allocated provisions	(63)	(43)	(51)

Total operating income (loss) Others	(391)	(211)	(587)

Total consolidated operating income	334	601	339

The following is a summary of operations by entities located within the indicated geographic areas for 2003, 2002 and 2001. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of net property and equipment and other intangible assets.

Net revenues

	December 31,	December 31,	December 31,
	2003	2002	2001

The Netherlands	2,084	1,768	2,016
France	364	443	484
Italy	219	174	229
USA	992	876	958
Singapore	3,192	2,358	1,989
Japan	337	275	331
Other countries	50	424	350

Total	7,238	6,318	6,357

Long-lived assets

	December 31,	December 31,	December 31,
	2003	2002	2001

The Netherlands	478	404	123
France	2,205	2,033	1,732
Italy	2,102	1,872	1,687
Other European countries	219	204	210
USA	413	610	797
Singapore	1,149	863	749
Malaysia	389	449	548
Other countries	257	255	255

Total	7,212	6,690	6,101

Back to Contents

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Deductions	Balance at end of period

	(Currency—millions of U.S. dollars)
2003
Inventories	42	—	32	(44)	30
Accounts Receivable	23	(1)	(9)	3	16

2002
Inventories	78	—	15	(51)	42
Accounts Receivable	19	(1)	6	(1)	23

2001
Inventories	74		85	(81)	78
Accounts Receivable	16	(1)	5	(1)	19

S-1

Back to Contents

REPORT OF THE INDEPENDENT ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To the Supervisory Board of STMicroelectronics N.V.:

Our audits of the consolidated financial statements referred to in our report dated March 10, 2004 appearing in this Annual Report on Form 20-F also included an audit of the financial statement schedule listed in Item 18 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Accountants N.V
Amsterdam, March 10, 2004

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