Form 20-F
period 2005-12-31
STMICROELECTRONICS NV
filed 2006-03-03
CIK 932787

As filed with the Securities and Exchange Commission on March 3, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
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
      894,424,279 common shares at December 31, 2005
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑          No ☐
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐          No ☑
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑          No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑
      Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
      In this annual report or Form 20-F (the “Form 20-F”), references to “we” and “us” are to STMicroelectronics N.V. together with its consolidated subsidiaries, references to “EU” are to the European Union, references to “€” and the “euro” are to the euro currency of the EU, references to the “United States” and “U.S.” are to the United States of America and references to “$” or to “U.S. dollars” are to United States dollars. References to “mm” are to millimeters and references to “nm” are to nanometers.
      We have compiled the market share, market size and competitive ranking data in this annual report using statistics and other information obtained from several third-party sources. Except as otherwise disclosed herein, all references to our competitive positions in this annual report are based on 2005 revenues according to provisional industry data published by iSuppli and 2004 revenues according to industry data published by iSuppli and Gartner, Inc., and references to trade association data are references to World Semiconductor Trade Statistics (“WSTS”). Certain terms used in this annual report are defined in “Certain Terms”.
      We report our financial statements in U.S. dollars and prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Furthermore, starting in 2005, we are required by Dutch law to report our statutory and consolidated financial statements, previously reported using generally accepted accounting principles in the Netherlands, in International Financial Reporting Standards (“IFRS”). The financial statements reported in IFRS can differ materially from the statements reported in U.S. GAAP.
      Various amounts and percentages used in this Form 20-F have been rounded and, accordingly, they may not total 100%.
      We and our affiliates own or otherwise have rights to the trademarks and trade names, including those mentioned in this annual report, used in conjunction with the marketing and sale of our products.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and are conditioned upon, and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers;

•	the financial impact of inadequate or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. dollar and the euro and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to be successful in our strategic research and development initiatives to develop new products to meet anticipated market demand, as well as our ability to achieve our corporate performance roadmap by completing successfully and in a timely manner our other various announced initiatives to improve our overall efficiency and our financial performance;

•	the anticipated benefits of research and development alliances and cooperative activities and the continued pursuit of our various alliances, in the field of development of new advanced technologies or products;

•	the ability of our suppliers to meet our demands for products and to offer competitive pricing;

•	changes in the economic, social or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits;

•	product liability or warranty claims for a product containing one of our parts; and

•	our ability to obtain required licenses on third-party intellectual property, the outcome of litigation and the results of actions by our competitors.
      Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 20-F to reflect subsequent events or circumstances.
      Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
      Not applicable.

Item 2.	Offer Statistics and Expected Timetable
      Not applicable.

Item 3.	Key Information
Selected Financial Data
      The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2005. Such data have been derived from our consolidated financial statements. Consolidated audited financial statements for each of the years in the three-year periods ended December 31, 2005, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our consolidated financial statements used in such periods.
      The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements and the related Notes thereto included in “Item 8. Financial Statements” in this Form 20-F.

	Year Ended December 31,

	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)

	(In millions except per share and ratio data)
Consolidated Statement of Income Data:
Net sales	$8,876	$8,756	$7,234	$6,270	$6,304
Other revenues	6	4	4	48	53

Net revenues	8,882	8,760	7,238	6,318	6,357
Cost of sales	(5,845)	(5,532)	(4,672)	(4,020)	(4,047)

Gross profit	3,037	3,228	2,566	2,298	2,310
Operating expenses:
Selling, general and administrative	(1,026)	(947)	(785)	(648)	(641)
Research and development(2)	(1,630)	(1,532)	(1,238)	(1,022)	(978)
Other income and expenses, net(2)	(9)	10	(4)	7	(6)
Impairment, restructuring charges and other related closure costs	(128)	(76)	(205)	(34)	(346)

Total operating expenses	(2,793)	(2,545)	(2,232)	(1,697)	(1,971)
Operating income	244	683	334	601	339
Interest income (expense), net	34	(3)	(52)	(68)	(13)
Loss on equity investments	(3)	(4)	(1)	(11)	(5)
Loss on extinguishment of convertible debt	—	(4)	(39)	—	—
Income before income taxes and minority interests	275	672	242	522	321
Income tax benefit (expense)	(8)	(68)	14	(89)	(61)

Income before minority interests	267	604	256	433	260
Minority interests	(1)	(3)	(3)	(4)	(3)

Net income	$266	$601	$253	$429	$257

Earnings per share (basic)	$0.30	$0.67	$0.29	$0.48	$0.29
Earnings per share (diluted)	$0.29	$0.65	$0.27	$0.48	$0.29
Number of shares used in calculating earnings per share (basic)	892.8	891.2	888.2	887.6	893.3
Number of shares used in calculating earnings per share (diluted)	935.6	935.1	937.1	893.0	902.0

	Year Ended December 31,

	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)

	(In millions except per share and ratio data)
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents(1)	$2,027	$1,950	$2,998	$2,564	$2,444
Total assets	12,439	13,800	13,477	12,004	10,798
Short-term debt (including current portion of long-term debt)	1,533	191	151	165	130
Long-term debt (excluding current portion)(1)	269	1,767	2,944	2,797	2,772
Shareholders’ equity(1)	8,480	9,110	8,100	6,994	6,075
Capital stock(3)	3,120	3,074	3,051	3,008	2,978
Other Data:
Dividends per share	$0.12	$0.12	$0.08	$0.04	$0.04
Capital expenditures(4)	1,441	2,050	1,221	995	1,700
Net cash provided by operating activities	1,798	2,342	1,920	1,713	2,057
Depreciation and amortization(4)	1,944	1,837	1,608	1,382	1,320
Net debt (cash) to total shareholders’ equity ratio(5)	(0.026)	0.001	0.012	0.057	0.075

(1)	On November 16, 2000, we issued $2,146 million initial aggregate principal amount of zero-coupon senior convertible bonds due 2010 (the “2010 Bonds”), for net proceeds of $1,458 million; in 2003, we repurchased on the market approximately $1,674 million aggregate principal amount at maturity of 2010 Bonds. During 2004, we completed the repurchase of our 2010 Bonds and repurchased on the market approximately $472 million aggregate principal amount at maturity for a total amount paid of $375 million. In 2001, we redeemed the remaining $52 million of our outstanding Liquid Yield Option Notes due 2008 (our “2008 LYONs”) and converted them into common shares in May and June 2001. In 2001, we repurchased 9,400,000 common shares for $233 million, and in 2002, we repurchased an additional 4,000,000 shares for $115 million. We reflected these purchases at cost as a reduction of shareholders’ equity. The repurchased shares have been designated to fund share compensation granted to employees under our 2001 employee stock plan and may be used for subsequent grants. In August 2003, we issued $1,332 million principal amount at maturity of our 2013 Bonds with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. During 2004, we repurchased all of our outstanding Liquid Yield Option Notes due 2009 (our “2009 LYONs”) for a total amount of cash paid of $813 million.

(2)	“Other income and expenses, net” includes, among other things, funds received through government agencies for research and development expenses, the cost of new production facilities start-ups, foreign currency gains and losses, gains on sales of marketable securities, the costs of certain activities relating to intellectual property and, for periods prior to 2002, goodwill amortization. Our reported research and development expenses are mainly in the areas of product design, technology and development, and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales.

(3)	Capital stock consists of common stock and capital surplus.

(4)	Capital expenditures are net of certain funds received through government agencies, the effect of which is to decrease depreciation.

(5)	Net debt (cash) to total shareholders’ equity ratio is a non-U.S. GAAP financial measure. The most directly comparable U.S. GAAP financial measure is considered to be “Debt-to-Equity Ratio”. However, this ratio measures gross debt relative to equity, and does not reflect the current cash position of the Company. We believe that our net debt (cash) to total shareholders’ equity ratio is useful to investors as a measure of our financial position and leverage. The ratio is computed on the basis of our net financial position divided by total shareholders’ equity. Our net financial position is the difference between our total cash position (cash and cash equivalents) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). For more information on our net financial position, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources — Net financial position”. Our computation of net debt (cash) to total shareholders’ equity ratio may not be consistent with that of other companies, which could make comparability difficult.

Risk Factors
Risks Related to the Semiconductor Industry

The semiconductor industry is highly cyclical and periodic downturns in the semiconductor industry affect our business and results of operations.
      The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. Downturns are typically characterized by production overcapacity, accelerated erosion of average selling prices, high inventory levels, diminished demand and reduced revenues. Downturns may be the result of industry-specific factors, such as excess capacity, product obsolescence, price erosion, evolving standards, changes in end-customer demand, and/or macroeconomic trends impacting the economies of one or more of the world’s major regions: Asia, the United States, Europe and Japan.
      According to published industry data, worldwide sales of semiconductor products, while generally increasing over the long term, have fluctuated significantly on a yearly basis over the past several years. According to the World Semiconductor Trade Statistics (“WSTS”), sales increased in 1995, 1997, 1999, 2000, 2002, 2003, 2004 and 2005 but decreased in 1996 and 1998. For 2001, the market also decreased by approximately 32%. For 2002, 2003, 2004 and 2005, the increase was approximately 1%, 18%, 28% and 7%, respectively.
      In certain years, the increase in the sales of semiconductor products is driven primarily by an increase in the number of units sold, while industry overcapacity and excess supply over demand worldwide have continued to exercise a downward pressure on average selling prices. In 2005, the market increase was driven both by improved demand and by an average selling price increase, although in each case the improvement was less than in 2004.
      Such macroeconomic trends relate to the semiconductor industry as a whole and not necessarily to the individual semiconductor markets to which we sell our products.
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
      According to data published by industry sources, investments in worldwide semiconductor fabrication capacity totaled approximately $37.7 billion in 2001, $26.1 billion in 2002, $29.5 billion in 2003, $45.7 billion in 2004 and an estimated $46.1 billion in 2005, or approximately 27%, 19%, 18%, 22% and 20%, respectively, of the total available market for these years. The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions pursuant to closures, may exceed demand requirements, leading to over-supply situations, price erosion, and industry downturns. Overcapacity and cost optimization have led us, in recent years, to close manufacturing facilities that used more mature process technologies. In 2001, we closed our 150-mm wafer manufacturing facility in Ottawa, Canada. In 2002, we closed our 150-mm wafer manufacturing facility in Rancho Bernardo, California, and in 2004, we closed our 150-mm wafer manufacturing facility in Rennes, France and our back-end facility in Tuas, Singapore. Pursuant to these closures and as a result of some of our more mature fabrication facility capacity being only partially used, in 2001 we recorded impairment, restructuring charges and related closure costs totaling $346 million. In 2002, we recorded impairment, restructuring charges and related closure costs of $34 million. In 2003, we recorded impairment, restructuring charges and other related closure costs of $205 million in connection with the plan announced in October 2003 to increase our cost competitiveness by restructuring our 150-mm fab operations and part of our back-end operations. In 2004, we recorded impairment, restructuring charges and related closure costs of $76 million. In 2005, the amount of impairment, restructuring charges and other related closure pre-tax costs amounted to $128 million. See “Item 5. Operating and Financial Review and Prospects — Impairment, Restructuring Charges and Other Related Closure Costs”.
      Through the period ended December 31, 2005, we have incurred $294 million of the announced approximate $350 million in pre-tax charges associated with the restructuring plan that was defined on October 22, 2003, and which is now expected to be substantially completed in the second half of 2006.
      In January 2005, we announced plans to reduce our Access technology programs for customer premises equipment (“CPE”) modem products. On May 16, 2005, we announced a head count restructuring plan that, combined with other already announced initiatives, will aim to reduce our workforce by 3,000 outside Asia by the second half of 2006. From these new measures estimated to cost between $100 to $130 million, we anticipate additional savings of $90 million per year, at completion of the plan. On June 8, 2005, we specified our restructuring efforts by announcing the following: our workforce gross reduction in Europe will represent about 2,300 jobs of the 3,000 already announced; we will pursue the conversion of 150-mm and 200-mm production tools; we will optimize on a global scale our Electrical Wafer Sorting (EWS) activities; we will harmonize and rationalize our support functions and we will disengage from certain activities.
      As of December 31, 2005, these decisions had resulted in total charges of approximately $114 million for intangible assets and goodwill related to the CPE product lines and the other restructuring charges, out of an estimated range of $175 to $205 million.
      No assurances can be given that future changes in the market demand for our products, overcapacity, obsolescence in our manufacturing facilities and market downturns may not require us to test for and record additional impairment and restructuring charges, which may have a material adverse effect on our business, financial condition and results of operations.

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements.
      We compete in different product lines to various degrees on the following characteristics:

•	price;

•	technical performance;

•	product features;

•	product system compatibility;

•	product design and technology;

•	timely introduction of new products;

•	product availability;

•	manufacturing yields; and

•	sales and technical support.
      Competition in the semiconductor industry as a whole is intense, and if our products are not selected based on any of these factors, our business, financial condition and results of operations could be materially adversely affected.
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
                  In many of the market segments in which we compete for business, we depend on winning highly competitive selection processes to design products and technologies for use in our customers’ equipment and products, and failure to be selected or to execute could materially adversely affect our business in that market segment. Even after we win and begin a product design, a customer may cancel or change its product plans, which could cause us to generate no sales from a product and materially adversely affect our results of operations.
      One of our focuses is on winning competitive bid selection processes, known as “product design wins”, to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning or generating revenue. Delays in developing new products with anticipated technological advances and failure to win new design projects for customers or in commencing volume shipments of new products may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements by other competitors that may have greater resources or are more focused than we are. Because we typically focus on only a few customers in a product area, the loss of a design win can sometimes result in our failure to offer a generation of a product. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology or industry leader.
      After winning a product design from one of our customers, we may still experience delays in generating revenue from our products as a result of the lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, if our customers fail to successfully market and sell their own products, it could materially adversely affect our business, financial condition and results of operations as the demand for our products falls.

Semiconductor and other products we design and manufacture are characterized by rapidly changing technology, and our success depends on our ability to develop and manufacture complex products cost- effectively and to scale.
      The market for our products is characterized by rapidly changing technology. Some of our products have average life cycles of less than one year. Therefore, our success is highly dependent upon our ability to develop and manufacture increasingly complex new products quickly on a cost-effective basis and to scale. Semiconductor design and process technologies are also subject to constant technological improvements and require large expenditures for capital investment, advanced research and technology development. If we experience substantial delays or are unable to develop new design or process technologies, our results of operations could be adversely affected. In certain cases, it may be necessary to incur costs to acquire technology from third parties, which may affect our results of operations and margins without any guarantee of success. We charged $58 million as annual amortization expense on our consolidated statement of income in 2005, related to technologies and licenses acquired from third parties through the end of 2005. As of December 31, 2005, the residual value, net of amortization, registered in our consolidated balance sheet for these technologies and licenses was $110 million.

The competitive environment of the semiconductor industry may lead to further measures to improve our competitive position and cost structure, which in turn may result in loss of revenues, asset impairments and/or capital losses.
      We are continuously considering various measures to improve our competitive position and cost structure in the semiconductor industry. In February 2005, we decided to stop work on a reference design chipset for the GSM/ GPRS market and announced plans to reduce our Access technology programs for CPE products. In May 2005, we announced additional restructuring efforts to improve profitability. See “— Increases in production capacity for semiconductor products may lead to overcapacity, which in turn may lead to plant closures, asset impairments, restructuring charges and inventory write-offs”. In recent years our sales have increased at a slower pace than the semiconductor industry as a whole and our market share has declined. There is no assurance that such decline will not continue or accelerate, if we are not able to accelerate product innovation, extend our customer base, realize manufacturing improvements and/or otherwise control our costs. We may also in the future, if we consider that market conditions so require, consider additional measures to improve our cost structure and competitiveness in the semiconductor market, which may lead to discontinuation of certain product families or additional restructurings, which in turn may result in loss of revenues, asset impairments and/or capital losses.

The competitive environment of the semiconductor industry may lead to conditions in which we may seek to acquire a competitor or become an acquisition target.
      The competitive environment of the semiconductor industry and the high costs associated with developing our products and manufacturing technologies may lead to further consolidation in the industry in order to improve economies of scale or improve the focus of our product portfolio and/or market applications. In this environment, we may seek to acquire a competitor to improve our market position and related applications and products. We also may become a target for a company looking to improve its competitive position. Such an occurrence may take place at any time with consequences that we are not in a position to predict.
Risks Related to Our Operations

Our research and development efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances in developing new process technologies in line with market requirements.
      We are increasingly dependent on alliances to develop or access new technologies. For example, we are cooperating with Freescale (formerly a division of Motorola Inc.) and Philips for the joint research and development of CMOS process technology to provide 90-nm to 32-nm chip technologies on 300-mm wafers, as well as the operation of a 300-mm wafer pilot line fab in Crolles2 under a long-term agreement whose initial term has been set through December 31, 2007 and which will be automatically extended until December 3, 2010, unless either Freescale, Philips or we serve a written notice of termination prior to December 31, 2006. In 2005, we extended this agreement to cover 300-mm wafer testing and packaging, as well as the development and licensing of core libraries and IP. There can be no assurance that we will be able to renew this agreement upon expiration of its final term. Additionally, the agreement allows for termination of the agreement if a change of control occurs in one of the parties. The non-renewal or termination of our Crolles2 alliance could have a material adverse effect on our ability to continue the development of advanced CMOS process technologies as currently proposed because it could require us to significantly increase our expenses and/or require us to find additional parties with no guarantee of success. Furthermore, we have a joint development agreement with Hynix for the development of NAND Flash memories and to build and operate a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The development is dependent on financing from Hynix and from local government authorities, which we cannot assure will occur.
      There can be no assurance that our alliances will be successful or will enable us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. Furthermore, if these alliances fail to accomplish their intended goals or terminate before our intended goals are accomplished we may lose our investment, or incur additional unforeseen costs, and our business, results of operations and prospects could be materially adversely affected. In addition, if the Crolles2 or Hynix alliances or other alliances we enter into do not succeed in developing or accessing technologies that are commercially accepted, or if we are unable to develop or otherwise access such new technologies independently, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share in the market addressed by our products.

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
      In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Since the semiconductor industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Reduced average selling prices for our products, therefore adversely affect our results of operations. Furthermore, in periods of reduced customer demand for our products, our wafer fabrication plants (“fabs”) do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales. Over the last five years, our gross profit margin has varied from a high of 44.5% in the first quarter of 2001 to a low of 31.7% in the fourth quarter of 2001. We cannot guarantee that difficult market conditions will not adversely affect the capacity utilization of our fabs and, consequently our future gross margins. We cannot guarantee that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins in the future.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.
      A significant variation of the value of the U.S. dollar against the principal currencies which have a material impact on us (primarily the euro, but also certain other currencies of countries where we have operations) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major part of our revenues, while, more importantly, we incur the majority of our costs in currencies other than the U.S. dollar. Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of the jurisdictions in which our operations are located.
      In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including labor costs and depreciation, denominated in euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of the cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses located in the euro zone. No assurance can be given that the value of the U.S. dollar will not actually appreciate with the hedging transaction potentially preventing us from benefiting from lower euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
      Our Consolidated Financial Statements for 2005 include income and expense items translated at the average rate for the period. In 2005, the effective average U.S. dollar exchange rate, which reflects the current exchange rate levels and the impact of certain hedging contracts was €1.00 for $1.28 compared to an actual exchange rate of €1.00 for $1.23 in 2004.
      A decline of the U.S. dollar compared to the other major currencies that affect our operations negatively impacts our expenses, margins and profitability, especially if we are unable to balance or shift our euro-denominated costs to other currency areas or to U.S. dollars. Any such actions may not be immediately effective, could prove costly and their implementation could prove demanding on our management resources.

Because we have our own manufacturing facilities, our capital needs are high compared to competitors who do not produce their own products.
      As a result of our strategic choice to maintain control of our advanced proprietary manufacturing technologies to serve our customer base and develop our strategic alliances, we require significant amounts of capital to build, expand, modernize and maintain our facilities. Some of our competitors, however, do not manufacture their own products and therefore do not require significant capital expenditures for their facilities. Our capital expenditures have been significant in recent years. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. Our capital expenditures were $1.4 billion in 2005 and we currently expect our 2006 capital expenditures to be approximately $1.8 billion. Our costs are also increasing as the complexity of the individual manufacturing equipment increases. We have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are prepared to accelerate investments in leading-edge technologies if market conditions require. We will continue to monitor our level of capital spending taking into consideration factors such as trends in the semiconductor market and capacity utilization.
      To stay competitive in the semiconductor industry, we must transition certain products to 300-mm manufacturing technology, which is much more expensive than 150-mm or 200-mm technologies. Currently, all of our fabs process wafers with diameters of 150-mm or 200-mm. We are developing 300-mm process technology on a pilot line at Crolles2, with our partners Philips and Freescale. We have also constructed a building in Catania (Italy), which is not yet equipped, for the volume production of 300-mm wafers. In addition, we are developing 300-mm technology for the production of memory products with our joint venture partner Hynix.
      There can be no assurance that we will be successful in transitioning certain products to 300-mm technology or that we will be able to make further investments in developing 300-mm technology. If we are unable to make further investments in or access 300-mm technology or build 300-mm manufacturing facilities for volume production, our ability to develop and market new products could suffer, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.
      Any of the foregoing may require us to issue additional debt or equity, or both, and if we are unable to access such capital on acceptable terms, this may adversely affect our business and results of operations. The timing and size of any new share, convertible bond or straight bond offering would depend upon market conditions as well as a variety of factors, and any such transaction or any announcement concerning such a transaction could materially impact market price of our common shares.

We may also need additional funding in the coming years to finance our investments, or purchase other companies or technologies developed by third parties.
      In an increasingly complex and competitive environment, we may need to invest in other companies, and/or in technology developed by third parties to improve our position on the market. We may also consider acquisitions to complement or expand our existing business. Furthermore, we may need to rely on public funding as we transition to 300-mm manufacturing technology. We are dependent on public funding for equipping the 300-mm wafers production facility in Catania (Italy) and there can be no assurance that we will obtain this public funding, as planned. If such planned funding does not materialize, we may lack financial resources to continue with our investment plan for this facility, which in turn could lead us to discontinue our investment in such facility and consequentially incur significant impairments. Any of the foregoing may also require us to issue additional debt, equity, or both. If we are unable to access such capital on acceptable terms this may adversely affect our business and results of operations. Existing loan agreements for local funding of our Singapore and China legal entities contain financial covenants.

Our operating results may vary significantly from quarter to quarter and annually and may differ significantly from our expectations or guidance.
      Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include, among others, the cyclicality of the semiconductor and electronic systems industries, capital requirements, inventory management, availability of funding, competition, new product developments, technological changes and manufacturing problems. Furthermore, our effective tax rate currently takes into consideration certain favorable tax rates and incentives, which, in the future, may not be available to us. See Note 21 to our Consolidated Financial Statements. In addition, a number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	performance of our key customers in the markets they serve;

•	order cancellations or reschedulings by customers;

•	excess inventory held by customers leading to reduced bookings or product returns by key customers;

•	manufacturing capacity and utilization rates;

•	restructuring and impairment charges;

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

•	intellectual property developments;

•	changes in distribution and sales arrangements;

•	failure to win new design projects;

•	manufacturing performance and yields;

•	product liability or warranty claims;

•	litigation;

•	acquisitions or divestitures;

•	problems in obtaining adequate raw materials or production equipment on a timely basis; and

•	property damage or business interruption losses resulting from a catastrophic event not covered by insurance.

      Unfavorable changes in any of the above factors have in the past and may in the future adversely affect our operating results. Furthermore, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our management’s ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company — Backlog”.

Our business is dependent in large part on continued growth in the industries and segments into which our products are sold and in our ability to attract and retain new customers. A market decline in any of these industries or our inability to attract new customers could have a material adverse effect on our results of operations.
      We derive and expect to continue to derive significant sales from the telecommunications equipment and automotive industries, as well as the home, personal and consumer segments generally. Growth of demand in the telecommunications equipment and automotive industries as well as the home, personal and consumer segments, has in the past and may in the future, fluctuate significantly based on numerous factors, including:

•	spending levels of telecommunications equipment and/or automotive providers;

•	development of new consumer products or applications requiring high semiconductor content;

•	evolving industry standards;

•	the rate of adoption of new or alternative technologies; and

•	demand for automobiles, consumer confidence and general economic conditions.
      We cannot assure you of the rate, or the extent to which, the telecommunications equipment or automotive industries or the home, personal or consumer segments will grow, if at all. Any decline in these industries or segments could result in slower growth or a decline in demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. In recent years, our sales have increased at a slower pace than the semiconductor industry as a whole and our market share has declined.
      In addition, projected industry growth rates may not materialize as forecasted, resulting in spending on process and product development well ahead of market requirements, which could have a material adverse effect on our business, financial condition and results of operations.
      Our business is dependent upon our ability to attract and retain new customers. The competition for such new customers is intense. There can be no assurance that we will be successful in attracting and retaining new customers. Our failure to do so could materially adversely affect our business, financial position and results of operations.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.
      Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties. As of December 31, 2005, the value registered on our audited consolidated balance sheet for goodwill was $221 million and the value for technologies and licenses acquired from third parties was $110 million, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, our future cash flows may not support the value of goodwill and other intangibles registered in our balance sheet. Furthermore, the ability to generate revenues for our fixed assets located in Europe may be impaired by an increase in the value of the euro with respect to the U.S. dollar, as the revenues from the use of such assets are generated in U.S. dollars. We are required to annually test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment in our statement of income if the carrying value in our balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse impact on our results of operations.

Disruptions in our relationships with any one of our key customers could adversely affect our results of operations.
      A substantial portion of our sales is derived from several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2005, our largest customer was Nokia, which accounted for 22.4% of our 2005 net revenues, compared to 17.1% in 2004 and 17.9% in 2003. In 2005, our top ten OEM customers accounted for approximately 50% of our net revenues, compared to approximately 44% of our 2004 net revenues and 46% of our 2003 net revenues. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past and will not solicit alternative suppliers. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. Approximately 18% of our net revenues were made through distributors in 2003, increasing in 2004 to approximately 21% and decreasing back to approximately 18% in 2005. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose one or more design wins for our products with our key customers or distributors, or if any key customer were to reduce or change its bookings, seek alternate suppliers, increase its product returns or fail to meet its payment obligations, our business financial condition and results of operation could be materially adversely affected. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may reduce our ability to forecast the purchase date for our products and evolving customer demand, thereby affecting our revenues and working capital requirements. For example, pursuant to industry developments, some of our products are required to be delivered on consignment to customer sites with recognition of revenue delayed until such time, which must occur within a defined period of time, when the customer chooses to take delivery of our products from our consignment stock.

Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply or increase prices.
      Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality raw materials on a timely basis. A number of materials are available only from a limited number of suppliers, or only from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis. Although supplies for the raw materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. We also purchase semiconductor manufacturing equipment from a limited number of suppliers and because such equipment is complex it is difficult to replace one supplier with another or to substitute one piece of equipment for another. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Furthermore, suppliers tend to focus their investments on providing the most technologically advanced equipment and materials and may not be in a position to address our requirements for equipment or materials of older generations. Shortages of supplies have in the past impacted and may in the future impact the semiconductor industry, in particular with respect to silicon wafers due to increased demand and decreased production. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurances that we will not encounter these problems in the future. Our quarterly or annual results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers.
      Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously being modified or maintained in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity and production changes have increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although in the past few years we have significantly enhanced our manufacturing capability in terms of efficiency, precision and capacity, we have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. We cannot guarantee that we will not experience bottlenecks, production or transition difficulties in the future. In addition, during past periods of high demand for our products, our manufacturing facilities have operated at high capacity, which has led to production constraints. Furthermore, if production at a manufacturing facility is interrupted, we may not be able to shift production to other facilities on a timely basis, or customers may purchase products from other suppliers. In either case, the loss of revenue and damage to the relationship with our customer could be significant. Furthermore, we periodically transfer production equipment between production facilities and must ramp up and test such equipment once installed in the new facility before it can reach its optimal production level.
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
      Despite our corporate quality programs and commitment, our products may not in each case comply with specifications or customer requirements. Although our practice, in line with industry standards, is to contractually limit our liability to the repair, replacement or refund of defective products, warranty or product liability claims could result in significant expenses relating to compensation payments to maintain good customer relationships or related to the costs of defending against such claims and damages awarded if litigation occurs. In the event of a warranty claim, we may also incur costs if we decide to compensate the affected customer. There is no guarantee that our insurance policies will be available or adequate to protect against all such claims. In addition, it is possible for one of our customers to recall a product containing one of our parts. Costs or payments we may make in connection with warranty claims or product recalls may adversely affect our results of operation.

If our outside foundry suppliers fail to perform, this could adversely affect our ability to exploit growth opportunities.
      We currently use outside suppliers or foundries primarily for high-speed complementary metal-on silicon oxide semiconductor (“HCMOS”) wafers and nonvolatile memory technology. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter-to-quarter and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin.

We depend on patents to protect our rights to our technology.
      We depend on our ability to obtain patents and other intellectual property rights covering our products and their design and manufacturing processes. We intend to continue to seek patents on our inventions relating to product designs and manufacturing processes. However, the process of seeking patent protection can be long and expensive, and we cannot guarantee that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in some countries. Competitors may also develop technologies that are protected by patents and other intellectual property and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We have in the past used our patent portfolio to negotiate broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without fear of infringing patents held by such competitors. We may not, however, in the future be able to obtain licenses or other rights to protect necessary intellectual property on acceptable terms for the conduct of our business, and such failure may adversely impact our results of operations.
      We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. We are currently involved in patent litigation with SanDisk Corporation with respect to our flash memory products and in litigation with Tessera, Inc. See “Item 8. Financial Information — Legal Proceedings”. In the event that the outcome of any litigation would be unfavorable to us, we may be required to obtain a license to the underlying intellectual property right upon economically unfavorable terms and conditions, possibly pay damages for prior use and/or face an injunction, all of which, singly or in the aggregate, could have a material adverse effect on our results of operations and ability to compete.
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
      We are subject to a variety of laws and regulations relating, among other things, to the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes, air emissions, waste water discharges, waste disposal, as well as the investigation and remediation of soil and ground water contamination. European Directive 2002/96/ EC (“WEEE” Directive) imposes a “take back” obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. Additionally, European Directive 2002/95/ EC (“ROHS” Directive) will ban the use of lead and some flame retardants in electronic components beginning in July 2006. Our activities in the EU are also subject to the European Directive 2003/87/ EC establishing a scheme for greenhouse gas allowance trading, and to the applicable national implementing legislation. In addition, legislative proposals by the European Commission will require the registration, evaluation and authorizations of a large number of chemicals (“REACH”). The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or green-house gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of chemicals or hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our balance sheet. To date, we have not identified any such specific liabilities. We therefore have not booked specific reserves for any specific environmental risks. See “Item 4. Information on the Company — Environmental Matters”.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could cause a material adverse effect on our results.
      We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could have a material adverse effect on our results in any particular quarter. For example, in 2005, we had an income tax expense of $8 million, as compared to an income tax expense of $68 million in 2004. In 2005, we benefitted from a favorable reassessment of our deferred tax assets and liabilities due to changes in enacted tax rates, and a favorable settlement of certain minor items relating to prior years’ tax audits. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries, and these benefits may not be available in the future due to changes within the local jurisdictions. As a result, our effective tax rate could increase in the coming years.
      We are subject to the possibility of loss contingencies arising out of tax claims and provisions for specifically identified income tax exposures. There can be no assurance that we will be successful in resolving such tax claims. Our failure to do so and/or the need to increase our provisions for such claims could materially adversely affect our financial position.

We are required to prepare consolidated financial statements using both International Financial Reporting Standards (“IFRS”) beginning with our 2005 results in addition to our consolidated financial statements prepared pursuant to Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and dual reporting may impair the clarity of our financial reporting.
      We are incorporated in the Netherlands and our shares are listed on Euronext Paris and on the Borsa Italiana, and, consequently, we are subject to an EU regulation issued on September 29, 2003 requiring us to report our results of operations and consolidated financial statements using IFRS (previously known as International Accounting Standards or “IAS”). Since our creation in 1987, we have always prepared our Consolidated Financial Statements under U.S. GAAP and intend to continue to do so, while at the same time complying with our reporting obligations under IFRS by preparing a complementary set of our 2005 accounts or as may be otherwise requested by local stock exchange authorities. Our decision to continue to apply U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors and the continuity of our reporting, thereby providing our investors a clear understanding of our financial performance.
      The obligation to report our Consolidated Financial Statements under IFRS will require us to prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting could materially impair the clarity of our investor communications. The main potential areas of discrepancy concern capitalization and amortization of development expenses required under IFRS and the accounting for compound financial instruments. Furthermore, while we believe that all of our accounting systems were in place in order to prepare a separate set of accounts pursuant to IFRS in January 2005, we may not be able to account for capitalization of development expenses pursuant to IFRS in previous periods for comparative purposes. Our financial condition and results of operations reported in accordance with IFRS will differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our common shares.

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
      In particular, the Financial Accounting Standards Board (“FASB”) has identified accounting for convertible debt instruments as an emerging accounting issue. FASB has announced a proposal that would involve uncoupling the debt and equity components of convertible debt instruments, in line with the fair market value of the debt. Recognition of interest expense in line with market rates under the FASB proposal may be considerably higher than the interest currently being charged. In particular, we may be required to show a high interest charge with respect to our 2013 Bonds, if not redeemed in August 2006, and to our zero-coupon senior convertible bonds due 2016 (“2016 Bonds”), which we issued on February 23, 2006. See “Item 5 Operating and Financial Review and Prospects — Capital Resources”. Balance sheets would also be impacted because shareholders’ equity would be adjusted to show increased additional paid-in capital for the value of the embedded conversion option. The current proposal could apply both to our existing convertible debt instruments and any such instruments issued in the future. FASB’s proposal draft and date of effect is not yet defined. If a new rule is adopted in line with the above proposals, and if there is no provision that limits its applicability to only those instruments issued in the future, we may be required to change the accounting for our convertible bonds on our statement of income and on our balance sheet. There can be no assurance that these proposed rules and regulations or any other laws, rules or regulations, will not be adopted in the future, any of which could adversely affect our financial statements, make compliance more difficult or expensive, or otherwise adversely affect our financial condition.

Changes in the accounting treatment of stock options and other share-based compensation could adversely affect our results of operations.
      We have in the past accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and as such generally recognize no compensation cost for employee stock options. In December 2004, the FASB issued revised FAS No. 123, Share-Based Payment, or FAS 123R, which requires companies to expense employee share-based compensation for financial reporting purposes. We adopted FAS 123R in the fourth quarter of 2005. See “Item 5. Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements. As a result, in the case of a distribution of new stock-based compensation, we are now required to value our employee stock-based compensation pursuant to a financial valuation model, and then amortize that value against our reported earnings over the vesting period in effect for those share-based compensation awards. This change in accounting treatment of employee stock and other forms of stock-based compensation could materially and adversely affect our results of operations, as the share-based compensation expense would be charged directly against our earnings. This change resulted in a charge in the fourth quarter of 2005 and could have, in the future, an effect on our earnings per share, which could negatively impact our future stock price.
      In addition, we have, through the first part of 2005, used stock options as a key component of employee compensation in order to align employees’ interests with the interests of our shareholders, encourage employee retention, and provide competitive compensation packages. To the extent that FAS No. 123R or other new regulations make it more difficult or expensive to grant options or other forms of stock-based compensation to employees, we may incur increased compensation costs, change our equity compensation strategy, or find it difficult to attract, retain, and motivate employees. Any of these results could materially and adversely affect our business and operating results.

Our common share price, operating results, net income, net income per share and net financial position may be negatively affected by potential acquisitions.
      While our growth to date has primarily been organic, we have in the past and may in the future make selected acquisitions that we believe would complement or expand our existing business. We may pay for future acquisitions with cash, our common shares or a combination of both. Acquisitions, if they occur, may have a dilutive effect for existing shareholders and, whether they are paid for in cash or common shares, may negatively affect our common share price. Announcements concerning potential acquisitions could be made at any time.
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
      Like many other manufacturers operating in Europe, we benefit from governmental funding for research and development expenses and industrialization costs (which include some of the costs incurred to bring prototype products to the production stage), as well as from incentive programs for the economic development of underdeveloped regions. Public funding may also be characterized by grants and/or low-interest financing for capital investment and/or tax credit investments. See “Item 4. Information on the Company — Public Funding”. We have entered into public funding agreements in France and Italy, which set forth the parameters for state support to us under selected programs. These funding agreements may require compliance with EU regulations and approval by EU authorities.
      We rely on receiving funds on a timely basis pursuant to the terms of the funding agreements. However, funding of programs in France and Italy is subject to annual appropriation of available resources and compatibility with the fiscal provisions of their annual budgets, which we do not control, as well as to our continuing compliance with all eligibility requirements. If we are unable to receive anticipated funding on a timely basis, or if existing government-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, this could have a material adverse effect on our business, operating results and financial condition. There is no assurance that any alternative funding would be available, or that, if available, it could be provided in sufficient amounts or on similar terms.
      The application for and implementation of such grants often involves compliance with extensive regulatory requirements including, in the case of subsidies to be granted within the EU, notification to the European Commission by the member state making the contemplated grant prior to disbursement. In particular, compliance with project-related ceilings on aggregate subsidies defined under EU law often involves highly complex economic evaluations. Furthermore, public funding arrangements are generally subject to annual and project-by-project reviews and approvals. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies or may be obliged to repay them which could have a material adverse effect on our results of operations.

The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.
      We have been informed that as of December 31, 2005, STMicroelectronics Holding II B.V. (“ST Holding II”), a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.6%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities.
      We have also been informed that the shareholders’ agreement among ST Holding’s shareholders (the “STH Shareholders’ Agreement”), to which we are not a party, governs relations between our current indirect shareholders Areva Group, Cassa Depositi e Prestiti S.p.A. (“CDP”) and Finmeccanica S.p.A. (“Finmeccanica”), each of which is ultimately controlled by the French or Italian government, see “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders”. The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by shareholders of ST Holding before ST Holding can make any decision with respect to certain actions to be taken by us. Furthermore, as permitted by our articles of association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. See “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders”. These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may affect the ability of our Managing Board to respond as may be necessary in the rapidly changing environment of the semiconductor industry. Furthermore, our ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level. Such approval process is, however, subject to the provisions of Dutch law requiring members of our Supervisory Board to act independently in supervising our management and applicable Dutch and non-Dutch corporate governance standards.

Our shareholder structure and our preference shares may deter a change of control.
      On May 31, 1999, our shareholders approved the creation of preference shares that entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions upon liquidation. Pursuant to approval from our shareholders, and in order to protect ourselves from a hostile takeover or other similar action, we entered into an option agreement with ST Holding II, which provides that up to 540,000,000 preference shares shall be issued to ST Holding II upon its request and subject to the adoption of a resolution of our Supervisory Board giving our consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. The option may only be exercised if ST Holding II owns at least 19% of our issued share capital at the time of exercise. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the approval of our Supervisory Board.

Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.
      The STH Shareholders’ Agreement, to which we are not a party, permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at its sole discretion at any time from their current level, and to reduce the current level of their respective indirect interests in our common shares to 9.5%. The details of the STH Shareholders’ Agreement as declared by ST Holding II in its Schedule 13G/ A filing dated February 14, 2006, are further explained in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders”. Disposals of our shares by the parties to the STH Shareholders’ Agreement can be made by way of the issuance of financial instruments exchangeable for our shares, equity swaps, structured finance transactions or sales of our shares. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.
      In addition, Finmeccanica Finance S.A. (“Finmeccanica Finance”), a subsidiary of Finmeccanica, has issued €501 million aggregate principal amount of exchangeable notes, exchangeable into up to 20 million of our existing common shares due 2010 (the “Finmeccanica Notes”). The Finmeccanica Notes have been exchangeable at the option of the holder into our existing common shares since January 2, 2004. In September 2005, France Telecom caused the sale of approximately 26 million of our common shares pursuant to the terms of a convertible bond issued by France Telecom. In December 2005, Finmeccanica caused the sale of approximately 1.5 million of our common shares.
      Further sales of our common shares or issue of bonds exchangeable into our common shares or any announcements concerning a potential sale by ST Holding, Areva, CDP or Finmeccanica, could materially impact the market price of our common shares. The timing and size of any future share or exchangeable bond offering by ST Holding, Areva, CDP or Finmeccanica would depend upon market conditions as well as a variety of factors.

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

Removal of our common shares from the CAC 40 on Euronext Paris, the S&P/ MIB on the Borsa Italiana or the Philadelphia Stock Exchange Semiconductor Sector Index could cause the market price of our common shares to drop significantly.
      Our common shares have been included in the CAC 40 index on Euronext Paris since November 12, 1997; the S&P/ MIB on the Borsa Italiana, or Italian Stock Exchange since March 18, 2002; and the Philadelphia Stock Exchange Semiconductor Index (or the “SOX”) since June 23, 2003. However, our common shares could be removed from the CAC 40, the S&P/ MIB or the SOX at any time, and any such removal or announcement thereof could cause the market price of our common shares to drop significantly.

Item 4.	Information on the Company
History and Development of the Company
      STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). Until 1998, we operated as SGS-Thomson Microelectronics N.V. Our length of life is indefinite. We are organized under the laws of the Netherlands, we have our corporate legal seat in Amsterdam and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, Amsterdam, the Netherlands. Our telephone number there is (+31-20) 406-9604. Our headquarters and operational offices are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is (+41-22) 929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is STMicroelectronics, Inc., 1310 Electronics Drive, Carrollton, Texas, 75006-5039 and the main telephone number there is (+1-972) 466-6000. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics NV.
      We completed our initial public offering in December 1994 with simultaneous listings on Euronext Paris and the New York Stock Exchange. In 1998, we listed our shares on the Borsa Italiana.
Business Overview
      We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to provisional industry data published by iSuppli, we have been ranked the world’s fifth largest semiconductor company based on forecasted 2005 total market sales and we held leading positions in sales of Analog Products, Application Specific Integrated Circuits (or “ASICs”) and Application Specific Standard Products (or “ASSPs”). Based on provisional 2005 results published by iSuppli, we believe we were also number one in discretes and number two in automotive electronics, industrial products and analog products and number three in NOR Flash. Based on 2004 industry results, we also believe we ranked as a leading supplier of semiconductors in 2005 for set-top boxes, Smart cards and power management devices. Furthermore, based on our relationship with Hewlett-Packard, which has a leading position in the printhead market, we believe that we are a leading supplier of integrated circuits for printheads. Major customers include Axalto, Alcatel, Bosch, Delphi, Delta, Ericsson, Hewlett-Packard, LG Electronics, Marelli, Maxtor, Motorola, Nokia, Philips, Pioneer, Samsung, Scientific Atlanta, Seagate, Siemens, Thomson, Vestel, Visteon and Western Digital. We also sell our products through global distributors and retailers, including Arrow Electronics, Avnet, BSI Group, Wintech and Yosun.
      The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address. Consequently, from 1994 through 2005, our revenues grew at a compounded annual growth rate of 11.6% compared to 7.6% for the industry as a whole.
      We offer a diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families include differentiated application specific products (which we define as being our dedicated analog, mixed signal and digital ASIC and ASSP offerings and semicustom devices), power microcontrollers and discrete products and non-volatile memory and Smart cards. Application specific products, which are generally less vulnerable to market cycles than standard commodity products, accounted for approximately 56% of our net revenues in 2005. Memory product sales accounted for approximately 22% of our net revenues in 2005, while sales of Micro linear and discrete products accounted for approximately 21% of our net revenues in 2005.
      Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductor (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies

(“BiCMOS”) for mixed-signal applications and diffused metal-on silicon oxide semiconductor (“DMOS”) technology (“BCD technologies”) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-Chip (“SoC”) solutions. Complementing this depth and diversity of process and design technology is our broad intellectual property portfolio that we also use to enter into important patent cross-licensing agreements with other major semiconductor companies.
      Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies and sales and marketing channels. Since such date we report our sales and operating income in three product segments:

•	the Application Specific Product Group (“ASG”) segment, comprised of three product lines — our Home, Personal and Communication Products (“HPC”), our Computer Peripherals Products (“CPG”) and our Automotive Products (“APG”). Our HPC products are comprised of the telecommunications and the audio divisions from the former Telecommunications, Peripherals and Automotive Groups combined with the consumer group from the former Consumer Microcontroller Groups. Our CPG products cover computer peripherals products, specifically disk drives and printers, and our APG products now comprise all of our major complex products related to automotive applications formerly within the automotive group of Telecommunications, Peripherals and Automotive Groups and in other product groups (notably from the former Discrete and Standard ICs Group and the Microcontroller Group);

•	the Memory Products Group (“MPG”) segment, comprised of our memories and Smart card businesses; and

•	the Micro, Linear and Discrete Product Group (“MLD”) segment, comprised of the greater part of our former Discrete and Standard ICs Group and our standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division previously forming part of MPG).
      Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.
      We have in 2005 pursued various initiatives to reshape our company by (i) reorganizing our management team and setting up an executive committee, (ii) increasing our research and development effectiveness through a program focus on 20 key initiatives, improved project control and redeployment of certain resources with the aim to improve time to market for both technologies and products, (iii) promoting sales expansion for mass market application and new major key accounts with a special focus on the Chinese and Japanese markets with a view to increased overall efficiencies, (iv) executing a plan to improve our manufacturing competitiveness through the restructuring of our 150-mm wafer production capacity and (v) launching and implementing various further cost reduction initiatives through procurement savings, improved asset management, general and administration centralization and head count restructuring.

Results of Operations
      The tables below set forth information on our net revenues by product segment and by geographic region:

	Year Ended December 31,

	2005	2004	2003

	(In millions, except percentages)
Net Revenues by Product Segment
Application Specific Product Group Segment (ASG)	$4,991	$4,902	$4,405
Memory Products Group Segment (MPG)	1,948	1,887	1,294
Micro, Linear and Discrete Product Group Segment (MLD)	1,882	1,902	1,469
Others(1)	61	69	70

Total	$8,882	$8,760	$7,238

Net Revenues by Location of Order Shipment(2)
Europe(3)	$2,789	$2,827	$2,306
North America	1,141	1,211	985
Asia Pacific	4,063	3,711	3,190
Japan	307	403	337
Emerging Markets(3)(4)	582	608	420

Total	$8,882	$8,760	$7,238

Net Revenues by Product Segment
Application Specific Product Group Segment (ASG)	56.2%	56.0%	60.9%
Memory Products Group Segment (MPG)	21.9	21.5	17.9
Micro, Linear and Discrete Product Group Segment (MLD)	21.2	21.7	20.3
Others(1)	0.7	0.8	0.9

Total	100.0%	100.0%	100.0%

Net Revenues by Location of Order Shipment(2)
Europe(3)	31.4%	32.3%	31.9%
North America	12.8	13.8	13.6
Asia Pacific	45.7	42.4	44.1
Japan	3.5	4.6	4.6
Emerging Markets(3)(4)	6.6	6.9	5.8

Total	100.0%	100.0%	100.0%

(1)	Includes revenues from sales of subsystems and other revenues not allocated to product segments.

(2)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(3)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the EU in 2004. These countries were part of the Emerging Markets region in the previous periods. Net revenues for Europe and Emerging Markets for prior periods were restated to include such countries in the Europe region for such periods.

(4)	Emerging Markets in 2005 included markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.
Strategy
      The semiconductor industry is undergoing several significant structural changes characterized by:

•	the changing long-term structural growth of the overall market for semiconductor products;

•	the strong development of new emerging applications in areas such as wireless communications, solid state storage, digital TV and video products and games;

•	the increasing importance of the Asia Pacific region and emerging countries, particularly China, which represents the fastest growing regional market;

•	the importance of convergence between wireless consumer and computer applications, which drives customer demand for new system-level, turnkey solutions; and

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”).
      Our strategy within this challenging environment is designed to focus on the following complementary key elements:
      Broad, balanced market exposure. We offer a diversified product portfolio and develop products for a wide range of market applications, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital and mixed-signal applications. We target five key markets comprised of: (i) communications, including wireless connectivity, mobile phone imaging, portable multimedia and infrastructure; (ii) computer peripherals, including data storage, printers, monitors, displays and optical mouse; (iii) digital consumer, including set-top boxes, DVD, digital TVs, digital cameras and digital audio; (iv) automotive, including engine, body and safety, car radio, car multimedia and telematics; and (v) industrial products, including banking, user ID/security, telephone Smart card, power management and industrial control.
      Product strategy. We aim to: (i) maintain and further establish existing leadership positions for platforms and chipset solutions for digital consumer, wireless and multimedia digital cores offerings; (ii) maintain a leadership position in conventional semiconductor products such as discretes for power management, automotive and analog and mixed signal applications, which require less research and development effort and manufacturing capital intensity than more advanced and complex application specific devices; and (iii) participate, as appropriate, in the non-volatile memory market for selected key applications.
      Alliances and customer base expansion. We work with our key customers to identify evolving needs and new applications and to develop innovative products and product features. We also leverage our position as a supplier of application-specific products in seeking to sell a broad range of products and emphasize strategic customer alliances to expand our customer base. We have formal alliances with certain strategic customers that allow us and our customers (with whom we jointly share certain product developments) to exchange information and give our customers access to our process technologies and manufacturing infrastructure. We have formed alliances with customers such as Alcatel, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel, Pioneer, Seagate, Siemens VDO, Thomson and Western Digital, among others. Our twelve strategic alliances with key customers have been a major growth driver for us. In 2003, 2004 and 2005, revenues from strategic customer alliances accounted for approximately 43%, 39% and 44% respectively of our net revenues. We are targeting new major key accounts, particularly in the United States and in the Asia Pacific region, with a focus on China and Japan where we are also developing specific marketing efforts to increase our market penetration. Furthermore, we have set up a new organization with specific e-tools, design and support resources to address broader market applications.
      Global integrated manufacturing infrastructure. We have a diversified, leading-edge manufacturing infrastructure capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS, BCD technologies and memories. Assembling, testing and packaging of our semiconductor products take place in our large and modern back-end facilities, which generally are located in low-cost areas. We have also developed relationships with outside contractors for foundry and back-end services. We view these relationships as giving us the flexibility when required by market demand to outsource up to a maximum of 20% of each of our front-end and back-end production requirements, enabling us to manage the supply chain to our customers without a commensurate increase in capital spending. In 2005, we decided to combine our front-end manufacturing and our technology research and development into one organization in order to improve our manufacturing competitiveness and efficiency and our technology research and development effectiveness. In the current competitive environment, we have launched various cost reduction initiatives in the area of manufacturing and our strategy consists of: (i) establishing in the Asia Pacific region the major portion of our 150-mm manufacturing activity; (ii) organizing our 200-mm manufacturing to increase operational efficiency through yield improvements, improved leverage due to reduced depreciation from mature assets and full saturation of all clean room areas; (iii) addressing projected increase in demand for 300-mm manufacturing through an appropriate ramp-up of internal capacity; and (iv) gaining flexibility in terms of capacity needs and employed capital through selected sourcing from foundry manufacturers.

      Industry partnerships. Partnerships with other semiconductor companies and suppliers enable us to share the increasing costs and technological risks involved in the research and development of state-of-the-art processes, product architectures and digital cores and to shorten the product development time of certain products. For example, we are currently working under a joint research and development technology cooperation program with Freescale Semiconductor, Inc. (“Freescale”) and Philips Semiconductors International B.V. (“Philips”) for the joint research and development of CMOS process technology in Crolles, France (“Crolles2”). In 2005, we extended this agreement to cover 300-mm wafer testing and packaging, as well as the development and licensing of core libraries and IP. Additionally, we are co-developing NAND Flash memory products with Hynix Semiconductor Inc. (“Hynix”) and have started to build a jointly owned dedicated memory manufacturing facility in China. Furthermore, we recently announced an agreement with Intel Corporation (“Intel”) to standardize hardware and software interfaces used in leading edge NOR Flash products in the wireless market and are working on various further initiatives.
      Broad range of design and process technologies. We continue to utilize our expertise and experience with a wide range of process and design technologies to further develop our capabilities. We are committed to maintaining and, in certain areas, to increasing expenditures on core research and development projects as well as to developing alliances with other semiconductor companies and suppliers of software development tools, as appropriate. In 2005, we redeployed approximately 1,000 employees or 10% of our research and development work force to emphasize our focus and commitment to higher priority projects. Technological advances in the areas of transistor performance and interconnection technologies are being developed for our CMOS logic products and semicustom devices. We work on an ongoing basis with key suppliers to develop advanced and standardized design methodologies for our CMOS, mixed signal and non-volatile memory processes, as well as libraries of macrofunctions and megafunctions for many of our products, and are focusing on improving our concurrent engineering practices to better coordinate design activities and reduce overall product development time.
      Integrated presence in key regional markets. We have sought to develop a competitive advantage by building an integrated presence in each of the world’s major economic zones: Europe, Asia (including China), North America and Emerging Markets. An integrated presence means having manufacturing and design, as well as sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We have leading-edge, front-end manufacturing facilities in Europe, in the United States and increasingly in Asia where we sourced from internal and external manufacturers approximately 44% of our wafers at the end of 2005. Our more labor-intensive back-end facilities are located in Malaysia, Malta, Morocco, Singapore and China, enabling us to take advantage of more favorable production cost structures, particularly lower labor costs. Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers. As appropriate, we intend to continue to build our integrated local presence in those regions where we compete, such as China, which has recently been set up as a separate marketing region and where we have both a back-end facility and a design center and have started to build with Hynix a jointly owned front-end memory manufacturing plant in Wuxi City, as well as India, where we have been expanding our design and software development centers. We have also continued to develop our sales and support organization for Emerging Markets.
      Product Quality Excellence. We aim to develop a product of quality excellence in the various applications we serve and are planning the launch of a company-wide Product Quality Awareness program built around a three-pronged approach: (i) the improvement of our full product cycle involving robust design and manufacturing, improved detection of potential defects, and better anticipation of failures through improved risk assessment, particularly in the areas of product and process changes, (ii) improved responsiveness to customer demands and (iii) ever increasing focus on quality and discipline in execution.
Products and Technology
      We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discrete, memories and standard commodity components, ASICs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, we manufacture Smart cards. Historically, we have not produced dynamic random access memory (“DRAMs”) or x86 microprocessors, despite seeking to develop or acquire the necessary intellectual property (“IP”) to use them as components in SoC.

      We run our business along product lines and manage our revenues and internal operating income performance based on the following product segments:

•	Application Specific Product Group segment;

•	Memory Products Group segment; and

•	Micro, Linear and Discrete Product Group segment.
      We also design, develop, manufacture and market subsystems and modules for the telecom, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment in our Subsystems division. Based on its immateriality, we do not report information separately for Subsystems.
     Application Specific Product Group Segment
      The Application Specific Product Group (“ASG”) segment is responsible for the design, development and manufacture of application-specific products using advanced bipolar, CMOS, BiCMOS mixed-signal and power technologies, as well as mixed analog/digital semicustom-devices and Micro-Electro-Mechanical System (“MEMS”) products. The businesses in the ASG offer complete system solutions to customers in several application markets. All products are ASSPs, full-custom or semicustom devices that may also include digital signal processor (“DSP”) and microcontroller cores. The businesses in the ASG particularly emphasize dedicated ICs for automotive, computer peripherals, consumer and industrial application segments, as well as for mobile and fixed communication, computing and networking application segments.
      Our businesses in the ASG work closely with customers to develop application-specific products using our technologies, intellectual property, and manufacturing capabilities. The breadth of our customer and application base provides us with a better source of stability in the cyclical semiconductor market.
      The ASG is comprised of three product lines — our Home, Personal and Communication Products (“HPC”), our Computer Peripherals Products (“CPG”) and our Automotive Products (“APG”).

Home, Personal and Communication Products
      This product line encompasses two of our largest application segments: wireless and consumer.
      (i) Personal and Multimedia Group. Our Personal and Multimedia Group (“PMG”) is focused on products serving wireless and mobile product application space and is organized into four divisions.

(a) Cellular Communications Division. We focus our product offerings on cellular phones serving several major OEMs, with differentiated ICs. In this market, we are strategically positioned in energy management, audio coding and decoding function (“CODEC”) and radio frequency ICs. In February 2005, we decided to stop work on a reference design chipset for the GSM/ GPRS market. Research and development engineers dedicated to this program were redeployed to other wireless projects. We ship mobile phone energy-management devices in volume to two of the world’s top five OEMs. We are transitioning from ICs to modules in the field of radio frequency and energy management for 3G telephones, which results in a higher content of semiconductors expressed in U.S. dollars. In addition, we are currently developing ASIC solutions for use in 3G basebands for the OEM marketplace.

(b) Application Processor Division. We offer a family of products addressing the market for multimedia application processor chips, known as the “Nomadik” family of products. These products are designed for 2.5/3G mobile phones, portable wireless products and other applications, and the chips are being sampled by a wide range of potential customers. We have several design wins in 2.5/3G mobile phones for tier-one European and Asian customers for smart phones and feature phones.

(c) Imaging Division. Our Imaging Division focuses on the wireless handset image sensor market. We are in production of CMOS, camera modules and processors for video graphic arrays (“VGA”), 1 and 2 mega pixels. We have cumulatively shipped over 100 million CMOS camera phone solutions since entering this market in 2003. According to Prismark, we were the number one camera module manufacturer for 2005.

(d) Connectivity Division. To respond to the market need for increased functionality of handsets, we created the Connectivity Division to address wireless LAN, Bluetooth and connectivity requirements. Our product offerings include Wireless LAN and Bluetooth chips designed for low power consumption and a small form factor. We have multiple design wins and volume production for several customers in Asia and Europe for our bluetooth and wireless products. In particular, we have started to manufacture in volume our single-chip STLC2500A Bluetooth IC for multiple cellular phones and our single-chip Enhanced-Data-Rate STLC2500C with V2.0 capability has been adopted in more than 15 mobile-phone designs by several customers, including a tier-one cellphone manufacturer. Additionally, volume production has started on our compact STLC4370 IEEE802.11g wireless local area network (“WLAN”) module IC, which is being used in a new cellular phone from a tier-one manufacturer.

      (ii) Home Entertainment Group. Our Home Entertainment Group (“HEG”) addresses product requirements for the digital consumer application market and has four divisions.

(a) Home Video Division. This division aims at retail and satellite set-top box products and digital television offerings. We continued to expand our product offerings and customer base by introducing solutions for the set-top box market with features such as web-browsing, digital video recording and time-shifting capabilities. We reinforced the market leadership of our OMEGA family of set-top box back-end decoders with the introduction of the STi710x series of products, the latest member of our OMEGA family of set-top box decoder solutions. This family of single chip SoC device addresses the high definition market, performs at an advanced speed and has enhanced graphics and security features as well as integrated DVR capability, while retaining compatibility with our earlier products. We continue to strengthen our product offerings by addressing software solutions supporting multiple codes, including DVB-MHP (Java) and Microsoft Windows Media based systems.
      In 2005, we launched the STB7109, our second-generation H.264 high-definition TV (“HDTV”) AVC and VC-1 decoder. Building on the success of the STB7100, the world’s first single-chip AVC and MPEG-2 decoder, the STB7109 adds VC-1 decoding, improved security, connectivity features, and support for emerging DVD formats and security standards.
      Furthermore, adding to the multiple design wins already achieved by both our STB7100 and STB7109, in 2005 Loewe GmbH adopted our STB7100 for use across its high-end integrated DTV product range and we announced with Sagem the availability of the world’s first MPEG-4 set-top boxes based on a single-chip decoder, enabling broadcasters and service operators worldwide to offer end users HDTV and/or many more TV channels, by using their existing broadcast network. The new STB7100-based boxes are being rolled out for satellite, IPTV, and terrestrial broadcast by several operators, including Canal+, France-Telecom and Telecom Italia. Additionally, the STB7100, together with our STB0899 front-end satellite demodulator, is being used in a Philips STB for Premiere.
      We address the analog and digital television markets with a wide range of highly integrated ASSPs and application-specific microcontrollers. We have several design wins in Asia (China, Korea and Japan) for the STD2000, our single chip solution in 90-nm for integrated Digital TV, which supports all display types and both standard and high definition formats and are planning to sample our STD1000 in the second quarter of 2006.
      Finally, we have announced the development of an affordable, ready-to-implement HDTV platform for the Japanese market with BHA Corporation, designed to catalyze the adoption of digital TV in Japan. In China, our affiliate company Shanghai-BMC released a complete middleware solution for STBs intended for the Chinese market, as well as for international operators. And for the first time in Brazil, by working in conjunction with the leading Brazilian laboratories and universities, in 2005 we publicly demonstrated the transmission of digital terrestrial TV (DTT) signal in HDTV format from a transmitter to an end-user terminal.

(b) Cable and IP Division. We offer products designed specifically for the cable and IP set-top box markets that take advantage of our significant expertise, product know-how and years of experience in supplying operator supported video markets. Our latest products in standard definition and high definition are designed to serve the evolving requirements in the growing global cable segment and the emerging IP set-top box market and we have multiple design wins in these areas.

(c) Home Display Peripherals Division. This division offers products aimed at the analog TV market, switches and sound processors as well as CRT monitors.

(d) Audio Division. We design and manufacture a wide variety of components for use in audio applications. Our audio products include audio power amplifiers, audio processors and graphic-equalizer ICs. We recently introduced a family of class ‘D’ audio amplifier offerings that improve sound quality while reducing power consumption, size and cost aimed primarily at home, desktop and mobile applications.

      (iii) Communications Infrastructure and Displays Group. Our Communications Infrastructure and Displays Group (“CID”) provides solutions for the wireless and wireless infrastructure segments as well as displays and is organized into three divisions.

(a) Wireless Infrastructure Division. We formed the Wireless Communications Infrastructure division to develop dedicated infrastructure chip solutions that will be focused on primarily the new third-generation telecom standards, but supporting existing standards as well. We have already developed all of the technologies required for the wireless infrastructure ASIC market due to our many years of experience in the fields of digital baseband chip, radio frequency and mixed signal products.
      During 2005, we unveiled a chipset for pico-cell base-station modems, combining the market’s first SoC baseband processor for wireless infrastructure applications, the STW51000, with multi-standard software libraries, optimized for GSM, EDGE, W CDMA, and WiMAX networks.

(b) Wireline Infrastructure Division. Our wireline telecommunications products, both ASIC and ASSP, are used in telephone sets, modems, subscriber line interface cards (“SLICs”) for digital central office switching equipment and the high-speed electronic and optical communications networks. In January 2005, we announced that we would scale back our presence in the CPE ADSL modem market. This initiative resulted in an impairment charge of $61 million and was recorded in the first quarter of 2005.

(c) Display Division. We offer products for the monitor and television peripheral market, as well as plasma display drivers and small-scale displays. Our display drivers address a number of display solutions, including thin film transistors, liquid crystal displays and organic light emitting diodes.

Computer Peripherals Products
      (i) Data Storage Division. We produce ICs for several data storage applications, specializing in disk drives with advanced solutions for read and write digital channels, disk controllers, host interfaces, digital power processing, preamplifiers and micromachinery. We are actively working on super-integrating these macro-functions into SoC solutions. We believe that we are one of the largest semiconductor companies supplying the hard-disk-drive market based on sales.
      A market leader in the data storage market selected our SoC for its next generation desktop drives. This SoC includes a rich variety of our own IP including our read/write channel, Serial ATA controller and microcomputer core. Complementing our leading position in components for desktop and server applications, we supply a kit including a SoC disk controller and a motion control power combo to a leading maker of drives for mobile applications. We have SoC solutions based on proprietary IP in production at 130-nm. In 2005, we also shipped 177 million units of our motor controller product. We are also expanding our presence in preamplifiers with new design wins for desktop and laptops at major hard disk drive manufacturers.
      (ii) Printer Division. We are focusing on inkjet and multifunction printer components and are an important supplier of pen chips, motor drivers, head drivers, digital engines, including those in high-performance photo-quality applications and digital color copiers. We are also expanding our offerings to include a reconfigurable ASSP product family, known as SPEAr, designed for flexibility and ease of use by printer manufacturers. We have successfully validated and released our SPEAr Head, a new member of our SPEAr (Structured Processor Enhanced Architecture) family of configurable SoCs that address various applications, including digital engines for printers, scanners, and other embedded-control applications. Additionally in this area, our partnership with one of our major customers expanded with two new digital engine designs wins in next-generation printer and MultiFunction platforms.
      (iii) Microfluidics Division. This division builds on the years of our success in the field of microfluidic product design, developed primarily for the inkjet print head product line, and expands our offering into related fields, such as molecular and health diagnostics. As a result, we announced an agreement with MobiDiag to create a complete system for genomic-based detection of infectious diseases based on our silicon MEMS Lab-on-Chip technology and with Veredus for the detection of the Avian Flu.

Automotive Products
      Our automotive products include alternator regulators, airbag controls, anti-skid braking systems, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management, instrumentation systems and car multimedia. We hold a leading position in the IC market for automotive products.

      (i) Powertrain and Safety Division. From engine and transmission control to mechanical-electronic solutions, microelectronics are steadily pervading all sectors of the automotive industry. Our robust family of automotive products, including MEMS accelerometers, complete standard solutions for DC-motor control and automotive grade 16-bit microcontrollers with embedded Flash memory, provide a broad range of features that enhance performance, safety and comfort while reducing the environmental impact of the automobile. We have in particular obtained design wins for (i) new generation braking systems (ABS vehicle control and traction control) from Bosch for 2009 models; (ii) power steering applications, with production in 2008 from a major Japanese tier-one customer; (iii) engine control from a major European system maker to be used in 2008 models having as final customers GM, Ford, and Chrysler; and (iv) a new car networking kit for a major European manufacturer for the U.S. market. We are working with Mobileye to develop, produce and commercialize chips for the visual-aid driving-assistance segment of the automotive market.
      (ii) Car Body Division. We manufacture products for the body and chassis electronics requirements of the car. These products range from microcontrollers used in lighting, door and window/wiper applications to junction boxes, power solutions, dashboards and climate control needs.
      (iii) Car, Radio and Multimedia Division. We provide auto manufacturers with full solutions for analog and digital car radio solutions for wireless communication, tolling, navigation and other telematic functionalities. The increasingly complex requirements of the car/driver interface have opened a market for us in the area of car multimedia. We have the know-how and experience to offer to the market complete telematics solutions, which include circuits for GPS navigation, voice recognition, audio amplification and audio signal processing. In 2005, we also made available new software libraries for our STA2051 32-bit GPS baseband controller, which enables the delivery of both higher performance and additional functionality for GPS and telematics applications.
      (iv) Digital Broadcast Radio Division. Our products are used by the fast growing satellite radio segment. We provide a number of components to this application, including base band products for the reception of signals by the market leaders. Our penetration in the digital satellite broadcast market is growing with the success of the two American providers who reached more than 9 million subscribers in the fourth quarter of 2005.

Memory Products Group Segment
      The Memory Products Group segment designs, develops and manufactures a broad range of semiconductor memory and Smart card products.
      Flash memory technology, which is one of the enablers of digital convergence, is the core of our nonvolatile memory activity. The products developed by the various nonvolatile memory divisions are complementary and are addressing different functions and/or market segments.
      In 2003, we made two acquisitions which complemented our product portfolio in the Smart card field: Proton World International (a company with expertise in the field of operating software and applications development) and Incard (a company with expertise in card manufacturing and electrical and graphical personalization and global delivery and support for the Smart card market, particularly in the high-end mobile phone market).
      (i) Wireless Flash Memories Division. Wireless applications have very specific requirements in terms of power consumption, packaging and memory addressing. We offer a very wide portfolio of wireless Flash memories. The latest 512 Megabit (“M-bit”), 2 bit/cell, 1.8V serves the needs of the next generation of multimedia phones. The production of 2 bit per cell wireless Flash was approximately 80% of our wireless NOR Flash in the fourth quarter of 2005 helping us enrich the mix of our product offerings. We also offer multi-memory subsystems, which combine LP-SDRAM and NAND memory.
      We recently announced an agreement with Intel to standardize hardware and software interfaces used in leading edge NOR Flash products in the wireless market. The goal of this initiative is to allow handset OEMs to lower their development costs and improve their time to market by ensuring through similar ST and Intel technical roadmaps and common specifications, availability of hardware and software compatible NOR Flash products for feature rich phones. Accordingly, we introduced our first 90-nm NOR Flash-based multi-chip memory subsystems, which combine our 512-and 256M-bit NOR devices with PSRAM and LP-SDRAM memory.
      (ii) Standard Nonvolatile Memories Division. We produce a broad range of industry standard, general purpose Flash memories from 1 to 64 M-bit and we are in the process of producing Flash memories that will go up to 128 M-bit. We also produce the more mature erasable programmable read-only memory (“EPROM”), from 16 Kilobit (“K-bit”) to 32 M-bit. Efficient manufacturing, together with our sales and distribution channels, has contributed to the exploitation of our technological advantage in EPROM. The same approach is being applied to industry standard Flash.
      (iii) Serial Nonvolatile Memories Division. We offer serial Electronically Erasable Programmable Read-Only Memory (“EEPROM”) up to 512 K-bit, and serial Flash memories (“SNVM”). Serial EEPROMs are the most popular type of EEPROMs and are used in computer, automotive and consumer applications. Combining the typical interface of serial EEPROM and Flash technology, we pioneered the concept of serial Flash. Serial Flash allows integration of up to 64 M-bit and 128 M-bit in an 8-pin package for a large variety of applications.
      (iv) NAND Flash and Storage Media Division. In 2004, we began offering NAND Flash memory products pursuant to a co-development and manufacturing agreement with Hynix. Our efforts are targeted at the lower density memory requirements evolving for embedded wireless applications. Our most advanced offering, a single die 4 Gigabit (“G-bit”) at 70-nm chip, is now available in production. NAND Flash is primarily used to store information such as music, still pictures, video, data files in a variety of consumer applications, including mobile phones, MP3 readers, universal serial bust (“USB”) keys and digital still cameras.
      (v) Smart card IC Division. Smart cards are card devices containing ICs that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay telephone systems, cellular telephone systems and banks, as well as pay television systems and ID/passport cards. Other applications include medical record applications, card-access security systems, toll-payment and secure transactions over the Internet applications. We have a long track record of leadership in Smart card ICs. Our expertise in security is a key in leading the finance and pay-TV segments and developing the IT applications. Our mastering of the nonvolatile memory technologies is instrumental to offer the highest memory sizes (up to 128 KBytes and even 1 MByte), particularly important to address the emerging high end mobile phone market. Our offer in embedded software provides added value to our silicon and contributes to facilitate the Smart card market development. Proton World International is now part of the Smart card IC division.
      In 2005, On Track Innovation (“OTI”) announced that OTI’s contactless Smart card, based on the ST19WR02 contactless, secure microcontroller, was the first to be approved by Visa International for use in its contactless program in the United States. We are also working with SmardTech to develop a Smart card solution, based on our ST19W contactless secure microcontrollers, as part of an electronic ticketing system for a German transport application.
      (vi) Incard Division. The division develops, manufactures and sells plastic cards (both memory- and microprocessors-based) for banking, identification and telecom applications. Incard operates as a stand alone organization and also directly controls the sales force for this product offering.
      We have done important work on our cost position of our Memory Product Group Segment, in particular widely developing the two bit per cell architecture, which has generated an operating profit for the Memory Product Group in the fourth quarter of 2005. We will continue to seek to enhance our competitive position on all fronts of the memory market we serve both by adding new products and improving manufacturing costs. However, in the memory business the dimension of scale remains a critical element and therefore we continue to be active in strategic discussions with the aim of addressing that issue and generating more value for our shareholders.

Micro, Linear and Discrete Product Group Segment
      The Micro, Linear and Discrete Product Group segment is responsible for the design, development and manufacture of discrete power devices, (power transistors and other discrete power devices), standard linear and logic ICs, and radio frequency products. As of January 1, 2006, we renamed this segment the Micro, Power and Analog Group to better reflect our efforts of developing high-end analog products and of consolidating our world leadership position in power applications, with full solutions centered around micro applications.
      (i) Power MOSFET Division. We design, manufacture and sell Power Mosfet (Metal-Oxide-Silicon Field Effect) transistors ranging from 20 to 1000 volts for most of the “switching” applications on the market today. Our products are particularly well suited for high voltage switch mode power supplies and in lighting applications, where we hold a leadership position in high current and high voltage devices for a variety of switching and pulse-mode applications.
      (ii) Power Bipolar, IGBT and RF Division. Our bipolar power transistors are used in a variety of voltage applications, including television/monitor horizontal deflection circuits, lighting systems and high power supplies. Our family of ESBT (Emitter Switch Bipolar Transistor) is suitable for very high current — very high voltage applications, such as welding machines and PFC (Power Factor Corrector) devices. The IGBT transistors are well suited for Automotive applications, such as motor control and high voltage electronic ignition actuators. Within this Division we also supply RF transistors used in television broadcasting transmission systems, radars, telecommunications systems and avionic equipment.
      (iii) ASD and IPAD Division. This division offers a full range of rectifiers, protection thyristors (silicon controlled rectifiers or “SCRs” and three-terminal semiconductors for controlling current in either direction or “Triacs”) and protection devices. These components are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor control and power control devices). More specifically, rectifiers are used in voltage converters and regulators, protection devices, while thyristors vary current flows through a variety of electrical devices, including lamps and household appliances. We are leaders in a highly successful range of new products built with our proprietary Application Specific Discrete (“ASD”tm) technology, which allows a variety of discrete components (diodes, rectifiers, thyristors) to be merged into a single device optimized for specific applications such as electromagnetic interference filtering for cellular phones. Additionally, we are leaders in electronic devices integrating both passive and active components on the same chip, also known as Integrated Passive and Active Devices (“IPAD”), which are widely used in the wireless handset market.
      (iv) Linear and Interface Division. We offer a broad product portfolio of linear and switching regulators along with operational amplifiers, comparators, serial and parallel interfaces covering a variety of applications like decoders, DC-DC converters and mobile phones.
      (v) Microcontroller Division. We focus on high-volume 8, 16 and 32 bit microcontrollers in this division. These products have been developed with a wide technology portfolio and processes capable of embedding EPROM, EEPROM and Flash non volatile memories as appropriate. In 2003, we introduced new products for the ST7Lite series of integrated 8-bit Flash microcontrollers. The ST7FLite1 and ST7Flite2 are suited for a wide range of high volume applications including appliances, alarms, sensors, battery-powered products, industrial controls and many other portable and low cost systems. In 2005, we introduced a line of 32-bit ARM7-based microcontrollers optimized for multiple industrial applications, including factory automation, appliances and security systems. We also updated our STR7 Software Library supporting our 32-bit ARM7-based microcontrollers. Additionally, we gained design wins for our ST7MC microcontroller in a new generation of brushless electric motors for refrigerators with China’s leading home-appliance maker and with one of the world’s top five refrigeration compressor manufacturers.
      (vi) Industrial and Power Conversion Division. We design and manufacture products for industrial automation systems, lighting applications (lamp ballast), battery chargers and SMPS. Our key products are power ICs for motor controllers and read/write amplifiers, intelligent power ICs for spindle motor control and head positioning in computer disk drives and battery chargers for portable electronic systems, including mobile telephone sets. In 2005, we introduced an innovative and patented DC/ DC converter chip that for the first time, allows two different output voltages to be generated using a single external coil. The STw4141 is specifically designed to efficiently supply power to digital baseband and multimedia processors in portable applications. We also introduced the PM6685 mobile PC power management IC, a dual step-down controller that provides the four output voltages necessary for notebook system power. Also in this area, we introduced our L6668 current-mode primary-controller IC for single-ended switching power converters to be used in high-end AC/ DC adapters and chargers for notebook or laptop PCs. Our family of Viper products and Omnifets exhibit the operating characteristics of power transistors while incorporating full thermal, short-circuit and over-current protection and allowing logic-level input typical of ICs. They are primarily used in low power switch mode power supplies where protection against overvoltage and or overtemperature is needed.
      (vii) Advanced Analog and Logic Division. We develop innovative, differentiated and value-added analog products for a number of markets and applications such as point of sales terminals, power meters and white goods. In 2005, we introduced our NEATSwitchtm portfolio of application-specific analog, digital, and power switches and extended our supervisor and reset IC family with the STM1061 low-power precision voltage detectors for applications in systems where signal levels need to be monitored. Also in this area, we gained a design win for a multiple-voltage microprocessor reset IC with a major Set Top Box manufacturer. In addition, we introduced the STM1404, the world’s first FIPS (Federal Information Processing Standard) level 4 security supervisor for point-of-sale equipment. We also produce a variety of HCMOS logic device families, which include clocks, registers, gates, latches and buffers. Such devices are used in a variety of applications, including portable computers, computer networks and telecommunications systems.

Strategic Alliances with Customers and Industry Partnerships
      We believe that strategic alliances with customers and industry partnerships are critical to success in the semiconductor industry. We have entered into several strategic customer alliances, including alliances with Alcatel, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel, Pioneer, Seagate, Siemens VDO, Thomson and Western Digital, among others. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, Europe and in Asia.
      Partnerships with other semiconductor industry manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. We have been collaborating with Philips for the joint development of CMOS process technologies in Crolles, France, since 1992. In 2003, we began cooperating with Freescale and Philips for the joint research and development of CMOS process technology to provide 90-nm to 32-nm chip technologies on 300-mm wafers, as well as for the operations of a 300-mm wafer pilot line fab which has been built in Crolles2 with the stated goal of accelerating the development of future technologies and their proliferation throughout the semiconductor industry. We have extended this agreement to cover the development and licensing of core libraries.
      We began working with Texas Instruments in 2002 to jointly define and promote an open standard for wireless application processor interfaces. This initiative has now broadened and is known as the MIPI Alliance. It now includes over 92 members that collaborate as mobile industry leaders with the objective of defining and promoting open standards for interfaces to mobile application processors. Through these open standards, the MIPI Alliance intends to speed deployment of new services to mobile users by establishing specifications for standard hardware and software interfaces to mobile application processors and encouraging the adoption of those standards throughout the industry. We are members of the MIPI alliance.
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
      In 2004, we signed and announced a joint venture agreement with Hynix to build a front-end memory-manufacturing facility in Wuxi City, China. The joint venture is an extension of the NAND Flash Process/product joint development relationship. Construction of the facility began in 2005. When complete, the fab will employ approximately 1,500 people and will feature a 200-mm wafer production line planned to begin production at the end of 2006 and a 300-mm wafer production line planned to begin production in 2007. The total investment planned for the project is $2 billion. We will be contributing 33% of the equity financing, equivalent to $250 million, while Hynix will contribute 67%. We will also contribute $250 million as long-term debt to the joint venture, guaranteed by subordinated collateral on the joint venture’s assets. The financing will also include funding from local Chinese institutions including long-term leasehold and local debt financing which remains to be implemented. In 2005, our contributions to the equity investment reached approximately $38 million. We plan to subscribe the additional capital of $212 million in 2006 concurrently with Hynix and once the financing from local financing institutions is in place.
Customers and Applications
      We design, develop, manufacture and market thousands of products that we sell to approximately 1,300 direct customers. Major customers include Axalto, Alcatel, Bosch, Delphi, Delta, Ericsson, Hewlett-Packard, LG Electronics, Marelli, Maxtor, Motorola, Nokia, Philips, Pioneer, Samsung, Scientific Atlanta, Seagate, Siemens, Thomson, Vestel, Visteon and Western Digital. To many of our key customers we provide a wide range of products, including dedicated products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers’ requirements for other products, including discrete devices, programmable products and memory products. We also sell our products through distributors, including Arrow Electronics, Avnet Inc., BSI Group, Wintech and Yosun.

      The following table sets forth certain of our significant customers and certain applications for our products:

Telecommunications
Customers:	2Wire	Finisar	Nokia	Sagem
	Alcatel	Huawei	Nortel Networks	Siemens
	Cellon	LG Electronics	Philips	Sony Ericsson
	Cisco	Motorola	Sanyo	TCL Corporation
Portable multimedia Telephone terminals (wireline and
Applications:	Camera modules/ mobile imaging Central office switching systems Data transport (routing, switching for electronic and optical networks) Digital cellular telephones Internet access (XDSL)		wireless) Wireless connectivit WLAN, FM radio) Wireless infrastruct	y (Bluetooth, ure
Computer Peripherals
Customers:	Agilent	Delta	Lexmark	Samsung
	BenQ	Hewlett-Packard	Logitech	Seagate
	Creative Technology	Intel	Maxtor	Western Digital
	Dell	Lenovo-IBM	Microsoft	Xerox
Applications:	Data storage Monitors and displays		Power management Printers Webcams
Automotive
Customers:	Alpine	Denso	Marelli	Sirius
	Bosch	Harman	Motorola	Valeo
	Conti	Hella	Pioneer	Visteon
	Delphi	Lear	Siemens	XM Satellite
Applications:	Airbags Anti-lock braking systems Body and chassis electronics Engine management systems (ignition and injection)		Global positioning systems Multimedia Radio/ satellite radio Telematics Vehicle stability control
Consumer
Customers:	Bose Corporation	LG Electronics	Pace	Skardin
	Echostar	Matsushita	Philips	Sony
	Humax	Microsoft	Samsung	Thomson
	Kenwood	Motorola	Scientific Atlanta	Tomen Vestel
Applications:	Audio processing (CD, DVD, Hi-Fi)		DVDs Imaging
	Analog/ digital TVs		Set-top boxes
	Digital cameras		VCRs
Digital music players
Industrial/ Other Applications
Customers:	American Power Conversion	Delta	Gillette	Philips
	Astec	Echelon	Hewlett-Packard	Siemens
	Autostrade	Enel	Nagra	Toppan
	Axalto	Gemplus	Oberthur	Taiwan Liton
Applications:	Battery chargers Smart card ICs Industrial automation/ control systems Intelligent power switches		Lighting systems (lamp ballasts) Motor controllers Power supplies Switch mode power supplies
      In 2005, our largest customer, Nokia, represented 22.4% of our net revenues, compared to 17.1% in 2004 and 17.9% in 2003. No other single customer accounted for more than 10% of our net revenues. Sales to our OEM customers accounted for approximately 82% of our net revenues in 2005, from approximately 79% of our net revenues in 2004 and 82% in 2003. Sales to our top ten OEM customers were approximately 50% of total revenues in 2005, 44% in 2004 and 46% in 2003. We have several large customers, certain of whom have entered into strategic alliances with us. Many of our key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 18% of our net revenues in 2005 were sold through distributors, compared to 21% in 2004 and 18% in 2003. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Disruptions in our relationships with any one of our key customers could adversely affect our results of operations”.
Sales, Marketing and Distribution
      We operate regional sales organizations in Europe, North America, Asia Pacific, Japan and Emerging Markets, which include Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA), Russia and India. For a breakdown of net revenues by product segment and geographic region for each of the three years ended December 31, 2005, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.
      The European region is divided into five business units: automotive, consumer and computers, Smart card, telecom, EMS and distribution. Additionally, for all products, including commodities and Dedicated ICs, we actively promote and support the sales of these products through sales force, field application engineers, supply-chain management and customer-service, and a technical competence center for system-solutions, with support functions provided locally.
      In the North America region, the sales and marketing team is organized into seven business units. They are located near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial (Boston, Massachusetts), consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California and Longmont, Colorado), RFID and Smart card (Longmont, Colorado), communications (Dallas, Texas) and distribution (Boston, Massachusetts). Each regional business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system-oriented products. This structure allows us to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with our current product portfolio. A central product marketing operation in Boston provides product support and training for standard products for the North American region, while a logistics center in Phoenix, Arizona supports just-in-time delivery throughout North America. In addition, a comprehensive distribution business unit provides product and sales support for the regional distribution network.
      In the Asia Pacific region during 2005, sales and marketing segments was managed from our regional sales headquarters in Singapore and organized into nine segments (computer and peripheral, automotive, industrial/computer/ MLD, home entertainment, communications and mobile multimedia, display, Smart card and security, distribution and EMS) with three transversal support organizations (business management, field quality and communications). We have sales offices in Taiwan, Korea, China, Hong Kong, Malaysia, Thailand and Australia. The Singapore sales organization provides central marketing, customer service, technical support, logistics, application laboratory and design services for the entire region. In addition, there are design centers in Korea and China.
      On January 1, 2006, we created a new sales region, “Greater China”, which encompasses China, Taiwan and Hong Kong. This new sales region will be dedicated to sales, design and support resources and is aimed at expanding on our many years of successful participation in this quickly growing market. This market is also expected to grow significantly in the next few years according to industry analysts. In 2004, industry analysts estimated that we were one of the top five semiconductor suppliers in China. Our intent is to meet the needs of our transnational customers there, as well as to build new relationship with the evolving local market.
      In Japan, the large majority of our sales are made through distributors, as is typical for foreign suppliers to the Japanese market. However, our sales and marketing engineers in Japan work directly with customers as well as with the distributors to meet customers’ needs. We provide marketing and technical support services to customers through sales offices in Tokyo and Osaka. In addition, we have established a design center and application laboratory in Tokyo. The design center designs custom ICs for Japanese clients, while the application laboratory allows Japanese customers to test our products in specific applications. We have recently announced changes in our organization for Japan and have targeted to increase our presence in this significant market, by expanding our sales design and support resources.
      Our Emerging Markets organization includes Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia as well as our design and software development centers in India, which employed approximately 1,500 people.

      The sales and marketing activities carried out by our regional sales organizations are supported by the product marketing that is carried out by each product division, which also include product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. We have initiated a program to expand our customer base. This program’s key elements include adding sales representatives, adding regional competence centers and new generations of electronic tools for customer support.
      Except for Emerging Markets, each of our regional sales organizations operates dedicated distribution organizations. To support the distribution network, we operate logistic centers in Saint Genis, France, Phoenix, Arizona and Singapore.
      We also use distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We generally recognize revenues upon transfer of ownership of the goods at shipment. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory; instead, their customers place large quantity orders directly with us and are referred to distributors for smaller orders.
      At the request of certain of our customers, we are also selling and delivering our products to EMS, which, on a contractual basis with our customers, incorporates our products into the dedicated products which they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues as such customers may choose within a specific period of time the moment when they accept delivery of our products.
Research and Development
      We believe that research and development is critical to our success, and we are committed to increasing research and development expenditures in the future. The main research and development (“R&D”) challenge we face is to continually increase the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.
      Our policy in the field of research and development is market driven and is focused on leading-edge products and technologies in close collaboration with strategic alliance partners, leading universities and research institutes, key customers and global equipment manufacturers working at the cutting edge of their own markets. On January 1, 2005, we created a new Front-End Technology and Manufacturing organization (“FTM”) encompassing the present front-end manufacturing and central research and development functions in order to improve our technology research and development effectiveness and our manufacturing competitiveness and efficiency. The research and development activities relating to new products are managed by the Product Segments and consist mainly of design activities while the technologies research and development activities are managed by our new FTM organization.
      In 2005, we reallocated 10% of our research and development resources in favor of higher priority projects for both process technology development and product design with the aim to increase the efficiency of our research and development activity and accelerate product innovation. We selected 20 key technology and product programs that set a clear roadmap with defined milestones and that are reviewed on a monthly basis by our Executive Committee.
      We invest in a variety of research and development projects ranging from long-term advanced research for the acceleration, in line with industry requirements and roadmaps such as the International Technology Roadmap for Semiconductors (“ITRS”), of our broad range of process technologies including BiCMOS; bipolar, CMOS and DMOS (“BCD”); High Performance Logic; and stand-alone and embedded Flash and other nonvolatile memories; to the continued expansion of our system level design expertise and IP creation for advanced architecture for SoC integration, as well as new products for many key applications in the field of digital consumer wireless communications and networking, computer peripherals, Smart cards and car multimedia among others.
      We continue to make significant investments in research and development, while reducing our other general expenses. In 2005, we spent $1,630 million on research and development, which represented approximately a 6% increase from $1,532 million in 2004, while 2004 spending represented a 24% increase from $1,238 million in 2003. The table below sets forth information with respect to our research and development spending since 2003. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales:

	Year Ended December 31,

	2005	2004	2003

	(In millions, except percentages)
Expenditures	$1,630	$1,532	$1,238
As a percentage of net revenues	18.3%	17.5%	17.1%
      Approximately 88% of our research and development expenses in 2005 were incurred in Europe, primarily in France and Italy. See “— Public Funding” below. As of December 31, 2005, approximately 9,700 employees were employed in research and development activities worldwide.
      We devote significant effort to R&D because semiconductor manufacturers face immense pressure to be the first to make breakthroughs that can be leveraged into competitive advantages; new developments in semiconductor technology can make end products significantly cheaper, faster or more reliable than their predecessors and enable, through their timely appearance on the market, significant value creation opportunities.
      To ensure that new technologies can be exploited in commercial products as quickly as possible an integral part of our R&D philosophy is concurrent engineering, meaning that new fabrication processes and the tools needed to exploit them are developed simultaneously. Typically, these include not only CAD software, but also cell libraries that allow access to our rich IP portfolio and a demonstrator product suitable for subsequent commercialization. In this way, when a new process is delivered to our product segments or made available to external customers, they are more able develop commercial products immediately.
      Our R&D activities are conducted on a worldwide scale and focus on the very large scale integration (“VLSI”) technology. Our major centers for VLSI technology development are located in Crolles (France) and Agrate Brianza (Italy). Other advanced R&D centers are strategically located around the world: in Italy (Castelletto and Catania), France (Grenoble, Tours and Rousset), USA (Phoenix, Carrollton, and San Diego), Canada (Ottawa), UK (Bristol and Edinburgh), Switzerland (Geneva and Lugano), India (Noida and Bangalore), China (Beijing, Shenzhen and Shanghai) and Singapore.
      In Crolles we cooperate with Philips and Freescale as part of the Crolles2 alliance to jointly develop sub-micron CMOS logic processes to provide 90-nm to 32-nm chip technologies on 300-mm wafers and to build and operate an advanced 300-mm wafer pilot line in Crolles, France. The pilot line was officially inaugurated on February 27, 2003, and the first silicon rolled off the line during the first quarter of 2003 with the stated goal of accelerating the development of future technologies and their proliferation throughout the semiconductor industry. On January 31, 2005, the Crolles2 alliance extended the scope of the joint semiconductor research and development activities to include research and development related to wafer testing and packaging. The agreement reflects the special needs of wafer testing and packaging for devices produced on 300-mm wafers in 90-nm and beyond. In September 2005, we extended this agreement to cover the development and licensing of core libraries. The initial five-year term of our Crolles2 agreement has been set through December 31, 2007 and will be automatically extended until December 31, 2010, unless either Freescale, Philips or we serve a written notice of termination prior to December 31, 2006. There is no assurance, however, that we will be able to extend this agreement beyond its initial five year term or that it will not terminate in the event a change of control occurs in one of the parties. The non-renewal or termination of our Crolles2 alliance could have a material adverse effect on our business. In such an event, we may incur additional unforeseen costs, and our business, results of operation and prospects may be substantially affected.
      In addition, our manufacturing facility in Crolles, France houses a research and development center that is operated in the legal form of a French Groupement d’intérêt économique (“GIE”) named “Centre Commun de Microelectronique de Crolles”. Laboratoire d’Electronique de Technologie d’Instrumentation (“LETI”), a research laboratory of Commissariat de l’Energie Atomique (“CEA”), an affiliate of Areva Group (one of our indirect shareholders), is our partner.
      There can be no assurance that we will be able to develop future technologies and proliferate them on satisfactory terms, that the alliance will be successful or will enable us to effectively meet customer demands or that its operations will not be adversely affected by unforeseen events and the sizeable risks related to such development of new technologies, which could materially adversely affect our business, results of operations and prospects. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our research and development efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances in developing new process technologies in line with market requirements”.

      Our 200-mm central R&D facility in Agrate (Italy) (“R2”) is focused on the development of new generation Flash memories from which other non-volatile memory products are derived: EEPROM, EPROM/ OTP, Smart Cards and memory embedded ASIC. We are currently developing new products for both NOR and NAND in advanced technologies, with a strong focus on 2bit per cell.
      The Agrate R2 activity encompasses prototyping, pilot and volume production of the newly developed technologies with the objective to accelerate process industrialization and time to market.
      Our center in Phoenix works on technologies for digital integrated circuits. These are also areas of great strategic importance and the advances made in recent years have placed us among the world leaders in logic technology. In addition, our contacts with universities, such as the University of California at Berkeley and Carnegie Mellon in the United States, have made innovative product development possible.
      Our intellectual property design center in Noida, India supports all of our major design activities worldwide and hosts a major central R&D activity focused on software and core libraries development, with a strong emphasis on system solutions. Our corporate technology R&D teams work in a wide variety of areas that offer opportunities to harness our deep understanding of microelectronics and our ability to synthesize knowledge from around the world. These include:

•	Soft Computing, in which a variety of problem-solving techniques such as fuzzy logic, neural networks and genetic algorithms are applied to situations where the knowledge is inexact or the computational resources required to obtain a complete solution would be excessive using traditional computing architectures. Potential applications include more effective automotive engine control, emerging fuel cell technology and future quantum computing techniques that will offer much greater computational speeds than are currently achievable;

•	Nano-Organics, which encompasses a variety of emerging technologies that deal with structures smaller than the deep sub-micron scale containing as little as a few hundred or thousand atoms. Examples include carbon nanotubes, which have potential applications in displays and memories, and all applications that involve electronic properties of large molecules such as proteins; and

•	Micro-Machining, in which the ability to precisely control the mechanical attributes of silicon structures is exploited. There are many potential applications, including highly sensitive pressure and acceleration sensors, miniature microphones, microfluidic devices and optical devices. In addition, along with its optical properties, the mechanical properties of silicon represent one of the most important links between conventional SoC technology and all the emerging technologies such as bioelectronics that can benefit our semiconductor expertise.
      The fundamental mission of our Advanced System Technology (AST) organization is to create system knowledge that supports our system-on-chip (SoC) development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including digital consumer, wireless communications, computer peripherals and smart cards, as well as the broad range of emerging automotive applications such as car multimedia. The group has played a key role in establishing our pre-eminence in mobility, connectivity, multimedia, storage and security, the core competences required to drive today’s convergence markets.
      AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.
      In addition, AST includes a team dedicated to longer term system research, which works in synergy with university research teams, allowing a continuous flow of ideas from top class research centers. AST has eight large laboratories around the world, plus a number of smaller locations located near universities and research partners. Its major laboratories are located in: Agrate Brianza; Catania; Castelletto; Geneva; Grenoble; Lecce; Noida; Portland, Oregon; Rousset; and San Diego, California.
      We also have divisional R&D centers such as those in Castelletto, Catania and Tours that carry out more specialized work that benefits from their close relationship to their markets. For example, Castelletto pioneered the BCD process that created the world smart-power market and has developed advanced MEMS (Micro-Electronic-Mechanical Systems) technologies used to build products such as inkjet printheads, accelerometers and the world’s first single chip for DNA amplification and detection.
      The Application Specific Discretes (ASD™) technology developed at Tours has allowed ST to bring to the market numerous products that can handle high bi-directional currents, sustain high voltages or integrate various discrete elements in a single chip, like the Integrated Passive and Active Devices (IPADs). ASD technology has proved increasingly successful in a variety of telecom, computer and industrial applications: ESD protection and AC switching are key areas together with RF filter devices.
      The Catania facility hosts a wide range of R&D activities and its major divisional R&D achievements in recent years include the development of our revolutionary PowerMESHTM and STripFET TM MOSFET families.
      Our other specialized divisional R&D centers are located in Grenoble (packaging R&D, IP center), and Rousset (smart card and microcontroller development), in addition to a host of centers focusing on providing a complete system approach in digital consumer applications, such as TVs, DVD players, set-top boxes and cameras. These centers are located in various locations including: Beijing; Bristol; Carrollton, Texas; Edinburgh; Grenoble; Noida; Rousset; and Singapore. For Smart card SoC, we have centers in Prague and Shanghai.
      All of these worldwide activities create new ideas and innovations that enrich our portfolio of intellectual property and enhance our ability to provide our customers with winning solutions.
      Furthermore, an array of important strategic customer alliances ensures that our R&D activities closely track the changing needs of the industry, while a network of partnerships with universities and research institutes around the world ensures that we have access to leading-edge knowledge from all corners of the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We actively participate in these programs and continue collaborative R&D efforts within the MEDEA+ research program.
      Finally, we believe that platforms are the answer to the growing need for full system integration, as customers require from their silicon suppliers not just chips, but an optimized combination of hardware and software. More than 1,500 engineers and designers are currently developing the five platforms we selected to spearhead our future growth in some of the fastest developing markets of the microelectronics industry. The five platforms include:

•	Two in the area of consumer: set-top boxes, ranging from digital terrestrial, to cable, and satellite to Internet Protocol based devices, and Integrated Digital TV, which will include the expected promising new wave of High-Definition sets;

•	One in the area of computer peripherals: the SPEAr family of re-configurable SoC ICs for printers and related applications; and

•	Two in the area of wireless: Application Processors, namely our Nomadik platform that is bringing multimedia to the next-generation mobile devices and Wireless Infrastructure for 3-G base-stations.
Property, Plants and Equipment
      We currently operate 16 (as per table below) main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants, known as fabs, and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies

Front-end facilities
Crolles1, France	Application specific products	Fab: 200-mm CMOS and BiCMOS, research and development on VLSI sub-micron technologies
Crolles2, France(1)	Dedicated products and leading edge logic products	Fab: 300-mm research and development on deep sub-micron (90-nm and below) CMOS and system-on-chip (“SoC”) technology development
Phoenix, Arizona	Dedicated products and microcontrollers	Fab: 200-mm CMOS, BiCMOS, BCD

Location	Products	Technologies

Agrate, Italy	Nonvolatile memories, microcontrollers and dedicated products	Fab 1: 150-mm BCD, nonvolatile memories, MEMS. (converting to 200-mm) Fab 2: 200-mm Flash, embedded Flash, research and development on nonvolatile memories and BCD technologies
Rousset, France	Microcontrollers, nonvolatile memories and Smart card ICs and dedicated products	Fab 1: 150-mm CMOS, Smart card (phase-out planned in 2006) Fab 2: 200-mm CMOS, Smart card, embedded Flash
Catania, Italy	Power transistors, Smart Power ICs and nonvolatile memories	Fabs 1/2: 150-mm Power metal-on silicon oxide semiconductor process technology (“MOS”), VIPpowertm, MO-3 and Pilot Line RF
Fab 3: 200-mm Flash, Smart card, EEPROM
300-mm building constructed but not fully facilitized and equipped.
Castelletto, Italy	Smart power BCD	Fab: 150-mm BCD and MEMS pilot line (closure planned for the end of Q2 2006)
Tours, France	Protection thyristors, diodes and application-specific discrete-power transistors	Fab: 125-mm,150-mm and 200-mm pilot line discrete
Ang Mo Kio, Singapore	Dedicated products, microcontrollers, power transistors, commodity products, nonvolatile memories, and dedicated products	Fab 1: 125-mm, power MOS, bipolar transistor, bipolar ICs, standard linear Fab 2: 150-mm bipolar, power MOS and BCD, EEPROM, Smart card, Micros Fab 3: 200-mm BiCMOS, Flash Memories
Carrollton, Texas	Memories and Application specific products	Fab: 150-mm BiCMOS, BCD and CMOS
Back-end facilities
Muar, Malaysia	Dedicated and standard products, microcontrollers
Kirkop, Malta	Application specific products
Toa Payoh, Singapore	Nonvolatile memories and power ICs
Ain Sebaa, Morocco	Discrete and standard products
Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems
Shenzhen, China(2)	Nonvolatile memories, discrete and standard products

(1)	Operated jointly with Philips and Freescale.

(2)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.
      As of December 31, 2005, we had a total of approximately 610,000 square meters of front-end facilities, comprised of approximately 370,000 square meters in Europe, approximately 90,000 square meters in the United States and approximately 150,000 square meters in Asia (these numbers exclude Crolles2 and M6). We also had a total of approximately 240,000 square meters of back-end facilities.
      At the end of 2005, our front-end facilities had total capacity of approximately 230,000 150-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. We have six 200-mm wafer production facilities currently in operation. Of these, four (at Crolles, France; Agrate, Italy; Catania, Italy; and Phoenix, Arizona) have full design capacity installed as of December 31, 2005; as of the same date, fabs (in Rousset, France and in Singapore) have approximately two-thirds of the ultimate capacity installed.

      We, along with our partners Philips and Freescale, began volume production in our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France in the first half of 2004. By the end of 2005, the pilot line, initially designed to produce up to 1,000 wafers per week, produced approximately 1,500 wafers per week.
      The building shell for our future 300-mm wafer volume manufacturing fabrication facility in Catania, Italy is completed and in 2005 the first phase of facilitization was also completed. Because of the location of this facility in southern Italy (Catania, Sicily), we face the risk that an earthquake could damage this facility. Any disruption in our product development capability or our manufacturing capability arising from earthquakes could cause significant delays in the production or shipment of our products until we are able to shift development or production to different facilities or arrange for third parties to manufacture our products. Such risks, like other risks, may not be fully or adequately covered under our corporate insurance policies. See “Item 8. Financial Information — Risk Management and Insurance”.
      We own all of our manufacturing facilities, except Crolles2, France, which is the subject of a capital lease.
      We have historically subcontracted approximately up to 20% of total volumes for back-end operations to external suppliers. In periods of high demand, we intend to outsource up to 20% of our front-end production requirements to external foundries, reducing outsourcing as needed to meet market conditions, when, due to reduced customer demand, the average level of front-end subcontracting was significantly lower.
      During the most recent downturns in the industry, we limited our capital investment, allocating it to strategic projects such as the evolution of the production capability to lower geometries in the 200-mm facilities; the development of advanced manufacturing processes (90-nm and 65-nm); the improvement in the quality of our operations; the ramp-up of the new 200-mm production facility in Singapore; the continuation of the two 300-mm projects (Crolles, France, for pilot-line; Catania, Italy, for volume manufacturing); the ramp-up to volume manufacturing of the new Bouskoura, Morocco back-end facility; and the completion of the extension of the back-end Shenzhen, China facility. We have also increased overall installed front-end capacity.
      As of December 31, 2005, we had $576 million in outstanding commitments for purchases of equipment for delivery in 2006. The most significant of our 2006 capital expenditure projects are expected to be (i) the expansion of the 300-mm front-end joint project with Philips and Freescale in Crolles2, France, (ii) the preliminary equipment installation in our 300-mm front-end plant in Catania (Italy), (iii) the upgrading to finer geometries of our 200-mm fab in Rousset (France), (iv) the upgrading of our 200-mm facility in Ang Mo Kio (Singapore), (v) the upgrading of our 200-mm front-end facility and pilot line in Agrate (Italy) and (vi) the capacity expansion of our back-end plants in Shenzhen (China), Muar (Malaysia), and Bouskoura (Morocco). We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We plan 2006 capital expenditures to be approximately $1.8 billion, although we have the flexibility to modulate our investments to changes in market conditions. The major part of this amount will be allocated to leading-edge technologies and research and development programs.
      Although each fabrication plant is dedicated to specific processes, our strategy is to develop local presence to better serve customers and mitigate manufacturing risks by having key processes operated in different manufacturing plants. In certain countries, we have been granted tax incentives by local authorities in line with local regulations, being recognized as an important contributor to the economies where our plants are located. In periods of industry capacity limitations we have sought to minimize our capital expenditure needs, by purchasing from subcontractors both wafer foundry and back-end services. In difficult market conditions, we may face overcapacity issues, particularly in our older fabrication facilities that use mature process technologies. Like other semiconductor manufacturers, we could have mature fabrication facility capacity being only partially used, which may affect our cost of operations. Such overcapacity has led us, in recent years, to close manufacturing facilities using more mature process technologies and restructure our 150-mm manufacturing. In 2002, we completed the closure of our 150-mm wafer manufacturing facility in Rancho Bernardo, California. Pursuant to such closure in 2002, we recorded impairment, restructuring charges and related closure costs of $34 million. In 2003, we recorded impairment, restructuring charges and other related closure costs of $205 million pursuant to a plan announced in October 2003 to increase our cost competitiveness by restructuring our 150-mm fab operations and part of our back-end operations. In 2004, our 150-mm wafer manufacturing facility in Rennes, France and our back-end facility in Tuas, Singapore were closed pursuant to this restructuring initiative and the total amount of impairment, restructuring charges and other related closure pre-tax costs amounted to $76 million. In 2005, the amount of impairment, restructuring charges and other related closure pre-tax costs amounted to $128 million. See “Item 5. Operating and Financial Review and Prospects” and Note 18 to the Consolidated Financial Statements.

      Through the period ended December 31, 2005, we have incurred $294 million of the announced approximate $350 million in pre-tax charges associated with the restructuring plan that was defined on October 22, 2003, and which is now expected to be substantially completed in the second half of 2006.
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
      As is common in the semiconductor industry, we have from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, have suffered delays in product deliveries or reduced yields. There can be no assurance that we will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, production bottlenecks, construction delays, equipment failure or maintenance, ramping up production at new facilities, upgrading or expanding existing facilities, changing our process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that require state-of-the-art sub-micron technology and larger-sized wafers has increased the potential for losses associated with production difficulties, imperfections or other causes of defects. In the event of an incident leading to an interruption of production at a fab, we may not be able to shift production to other facilities on a timely basis, or our customers may decide to purchase products from other suppliers, and, in either case, the loss of revenues and the impact on our relationship with our customers could be significant. Our operating results could also be adversely affected by the increase in our fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately. Finally, in periods of high demand, we increase our reliance on external contractors for foundry and back-end service. Any failure to perform by such subcontractors could impact our relationship with our customers and could materially affect our results of operations.
Intellectual Property
      Intellectual property rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two or three-dimensional layout of an integrated circuit. We own more than 19,000 patents or pending patent applications which have been registered in several countries around the world and correspond to more than 8,000 patent families (each patent family containing all patents originating from the same invention). We filed 720 new patent applications around the world in 2005.
      Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our circuit designs, manufacturing processes, packaging technology and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our intellectual property represents valuable property and intends to protect our investment in technology by enforcing all of our intellectual property rights. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party intellectual property rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which could have a material adverse effect on our results of operations and ability to compete.
      From time to time, we are involved in intellectual property litigation and infringement claims. See “Item 8. Financial Information — Legal Proceedings”. In the event a third-party intellectual property claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.
      Finally, we have received from time to time, and may in the future receive communications alleging infringement of certain patents and other intellectual property rights of others, which has been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology”.
Backlog
      Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can reduce management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to our inability to match manufacturing capacity with such demand.
      In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the fourth quarter generating the highest amount of revenues due to electronic products purchased from many of our targeted market segments during the holiday period.
      We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered resulting in inventory build-ups.
      Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.
      Our backlog (defined here to include frame orders) decreased significantly in 2001 from the levels of 2000, reflecting the most severe downturn in the semiconductor industry. Starting in 2002 we steadily registered an increase in the backlog compared to 2001, which continued in 2003 compared to 2002. We entered 2004 with a backlog approximately 30% higher than we had entering 2003. Following the industry-wide over-inventory situation and the declining level of order booking in the second half of 2004, we entered 2005 with an order backlog that was approximately 9% lower than we had entering 2004. During 2005, our backlog registered a solid increase and we are entering 2006 with an order backlog that is significantly higher than what we had entering 2005.
Competition
      Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of our product lines. We compete with major international semiconductor companies, some of which may have substantially greater financial and other more focused resources than we do with which to pursue engineering, manufacturing, marketing and distribution of their products. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers.

      The primary international semiconductor companies that compete with us include Advanced Micro Devices, Agere Systems, Analog Devices, Broadcom, IBM, Infineon Technologies, Intel, International Rectifier, Freescale Semiconductor, Marvell Technology Group, National Semiconductor, Nippon Electric Company, ON Semiconductor, Philips Semiconductors, Qualcomm, Renesas, Samsung, Spansion, Texas Instruments and Toshiba.
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
Organizational Structure and History
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
      While STMicroelectronics N.V. is the parent company, we also conduct our operations through our consolidated subsidiaries. Except for our subsidiaries in Shenzhen, China, in which we own 60% of the shares and voting rights, Accent S.r.L. (Italy), in which we own 51% of the shares and voting rights, Hynix, ST (China) joint venture company, in which we own a 33% equity participation, Shanghai Blue Media Co. Ltd (China), in which we own 65%, and Incard do Brazil, in which we own 50% of the shares and voting rights, STMicroelectronics N.V. owns directly or indirectly 100% of all of our significant operating subsidiaries’ shares and voting rights, which have their own organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we receive compensation.
      The simplified organigram below shows the principal industrial subsidiaries of ST:
Public Funding
      We participate in certain programs established by the EU, individual countries and local authorities in Europe (principally France and Italy). Such funding is generally provided to encourage research and development activities, industrialization and the economic development of underdeveloped regions. These programs are characterized by direct partial support to research and development expenses or capital investment or by low-interest financing.

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
      In the research and development context, some of our government funding contracts involving advance payments requires us to justify our expenses after receipt of funds. Certain specific contracts (Crolles2, Rousset, France and Catania, Italy) contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties (partial refund) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. However, the obligation to repay such funding is never automatic.
      The main programs for research and development in which we are involved include: (i) the Micro-Electronics Development for European Application (“MEDEA+”) cooperative research and development program; (ii) EU research and development projects with FP6 (Sixth Frame Program) for Information Technology; and (iii) national or regional programs for research and development and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national programs in France and Italy are subject mostly to annual budget appropriation.
      The MEDEA+ cooperative research and development program was launched in June 2000 by the Eureka Conference and is designed to bring together many of Europe’s top researchers in a 12,000 man-year program that covers the period 2000-2008. The MEDEA+ program replaced the joint European research program called MEDEA, which was a European cooperative project in microelectronics among several countries that covered the period 1996 through 2000 and involved more than 80 companies. In Italy, there are some national funding programs established to support the FIRB (Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research), the FAR (Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and the FIT (Fondo per l’Innovazione Tecnologica, to fund precompetitive development). These programs are not limited to microelectronics. Italian programs often cover several years, but funding from each of FIRB, FAR and FIT is subject to annual budget appropriations. During 2004, the FAR and FIT suspended funding of new projects, including the MEDEA+ projects whose Italian activities are subject to FAR rules and availability. In September 2005, however, the Italian Government began considering funding new projects, and in doing so called for limited “Strategic programmes” on areas selected by the Government. One of these areas was semiconductors where we have submitted several proposals, which are presently under review. Furthermore, there are some regional funding tools that can be addressed by local initiatives, primarily the regions Puglia and Val D’Aosta, provided that a reasonable regional socio-economic impact could be recognized in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories.
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
      Funding for research and development activities is the most common form of funding that we receive. Public funding for research and development is recorded as “Other Income and Expenses, net” in our consolidated statements of income. Public funding for research and development is booked pro rata in relation to the relevant cost once the agreement with the applicable government agency has been signed and as any applicable conditions are met. See Note 17 to our Consolidated Financial Statements. Such funding has totaled $76 million, $84 million and $76 million in the years 2005, 2004 and 2003, respectively.
      Government support for capital expenditures funding has totaled $38 million, $46 million and $62 million in the years 2005, 2004 and 2003, respectively. Such funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. Public funding reduced depreciation charges by $66 million, $74 million and $80 million in 2005, 2004 and 2003, respectively.

      As a third category of government funding, the Company receives some loans, mainly related to large capital investment projects, at preferential interest rates. The Company recognizes these loans as debt on its balance sheet in accordance with paragraph 35 of Statements of Financial Accounting Concepts No. 6, Elements of Financial Statements (CON 6). Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic’s Fund for Applied Research, established in 1988 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 2005, 2004 and 2003, we had $120 million, $156 million and $84 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 1.0%, 1.0% and 1.1%, respectively.
      Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government- or local authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. Furthermore, we may need to rely on public funding as we transition to 300-mm manufacturing technology. We are dependent on public funding for equipping the 300-mm wafers production facility in Catania (Italy). If such planned funding does not materialize, we may lack financial resources to continue with our investment plan for this facility, which in turn could lead us to discontinue our investment in such facility and consequentially incur significant impairments. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those previously committed.
      Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Reduction in the amount of state funding available to us or demands for repayment may increase our costs and impact our results of operations”.
Suppliers
      We use three main critical types of suppliers in our business: equipment suppliers, raw material suppliers and external subcontractors.
      In the front-end process, we use steppers, scanners, track equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot be brought about without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.
      Our manufacturing processes use many raw materials, including silicon wafers, lead frame, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile. We obtain our raw materials and supplies from diverse sources on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply or increase prices”.
      Finally, we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products. See “— Property, Plants and Equipment” above. We also have an agreement with Hynix for the co-development and manufacturing of NAND products pursuant to which Hynix from Korea is supplying the co-developed NAND products to us, in part using equipment that we have provided on consignment for capacity dedicated to us. We have also set up a joint venture in China to build a memory manufacturing facility in Wuxi City, China.

Environmental Matters
      Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental and health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most jurisdictions in which we operate, our manufacturing activities are subject to obtaining permits, licences or other authorizations, or to prior notification. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.
      Consistent with our Total Quality Environmental Management (“TQEM”) principles, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for new processes used by us as well as our suppliers. All of our 16 manufacturing facilities have been certified to conform to International Organization for Standardization (“ISO”) international quality standards and Eco Management and Audit Scheme (“EMAS”).
      We have participated in various working groups set up by the European Commission for the adoption of two directives on January 27, 2003: Directive 2002/95/ EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended by Commission Decision 2005/618/ EC of August 18, 2005) and Directive 2002/96/ EC on waste electrical and electronic equipment (“WEEE” Directive, as modified by Directive 2003/108/ EC of December 8, 2003). Directive 2002/95/ EC aims at banning the use of lead and other flame-retardant substances in manufacturing electronic components by July 1, 2006. Directive 2002/96/ EC promotes the recovery and recycling of electrical and electronic waste. Both directives had to be transposed by the EU Member States into national legislation by August 13, 2004. In France, a decree partially implementing the Directives 2002/95/ EC and 2002/96/ EC was adopted on July 27, 2005.
      Our activities in the EU are also subject to the European Directive 2003/87/ EC establishing a scheme for greenhouse gas allowance trading (as modified by Directive 2004/101/ EC), and the applicable national legislation. In particular, in France, one of our manufacturing sites has been allocated a quota of greenhouse gas for the period 2005-2007. Failure to comply with this quota would force us to acquire potentially expensive additional emission allowance from third parties and to pay a fee for each extra ton of gas emitted. We do not know what our obligations with regard to greenhouse gas reductions will be in the future, in particular for the period 2008-2012 for which the regulations should be adopted before December 31, 2006, but we intend to proactively comply with these regulations. In the United States, we are part of the Chicago Climate Exchange program, a voluntary greenhouse gas trading program whose members commit to reduce emissions for the period 2003-2006. We have also implemented voluntary reforestation projects in several countries in order to sequester additional carbon dioxide (CO2) emissions.
      Furthermore, new legislative proposals by the European Commission deal with the registration, evaluation and authorization of chemicals (“REACH”), a draft of which has been adopted on first reading by the European Parliament on November 17, 2005. We intend to proactively implement such new legislation when enacted, in line with our commitment toward environmental protection.
      The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Some of our production processes and materials are environmentally sensitive, which could lead to increased costs due to environmental regulations or to damage to the environment”. Any specific liabilities that we identify will be reflected on our balance sheet. To date we have not identified any such specific liabilities.

Industry Background

The Semiconductor Market
      Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems) to applications such as telecommunications systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of the total available market (the “TAM”), which includes all semiconductor products, as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor content has increased from approximately 12% in 1992 to approximately 21% in 2005.
      Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data, the TAM increased from $32.5 billion in 1987 to $227.5 billion in 2005 (growing at a compound annual growth rate of approximately 11%). In 2004, the TAM increased by approximately 28% and in 2005 by approximately 7%. On a sequential, quarter-by-quarter basis in 2005 (including actuators), the TAM was virtually flat in the first quarter over the fourth quarter 2004, while in the second quarter it decreased by 2.2% over the first quarter, it increased 8.9% in the third quarter over the second quarter, and increased by 2.0% in the fourth quarter over the third quarter. To better reflect our corporate strategy and our current product offering, we measure our performance against our serviceable available market (“SAM”), redefined as the TAM without DRAMs, microprocessors and optoelectronic products. The SAM increased from approximately $27.8 billion in 1987 to $152 billion in 2005, growing at a compound annual rate of approximately 10%. The SAM increased by approximately 7% in 2005 compared to 2004. In 2005, approximately 18% of all semiconductors were shipped to the Americas, 17% to Europe, 19% to Japan, and 46% to the Asia Pacific region.
      The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

	Worldwide Semiconductor Sales(1)						Compound Annual Growth Rates(2)

	2005	2004	2003	2002	1997	1987	04-05	03-04	02-03		87-05	87-97	97-02

	(In billions)						(Expressed as percentages)
Integrated Circuits and Sensors	$197.3	$183.5	$143.5	$121.6	$119.5	$25.4	7.5%	27.9%	18.1%		12.1%	16.8%	0.3%
Analog, Sensors and Actuators	36.5	36.1	30.4	25.0	20.0	6.0	0.9	19.0	21.6		10.5	12.8	4.6
Digital Logic	112.4	100.3	80.7	69.6	70.2	14.0	12.1	24.3	15.9		12.3	17.5	0.2
Memory:
DRAM	25.6	26.8	16.7	15.3	19.8	2.4	(4.7)	60.9	9.4		14.1	23.5	(5.1)
Others	22.9	20.3	15.8	11.8	9.5	3.0	13.0	28.3	34.2		12.0	12.2	4.4

Total Memory	48.5	47.1	32.5	27.0	29.3	5.4	2.9	45.0	20.2		13.0	18.4	(1.6)
Total Digital	160.9	147.4	113.2	96.6	99.6	19.4	9.1	30.3	17.1		12.5	17.8	(0.6)
Discrete	15.2	15.8	13.3	12.3	13.2	5.8	(3.3)	18.1	8.1		5.5	8.5	0.3
Optoelectronics	14.9	13.7	9.5	6.8	4.5	1.3	8.6	43.8	40.6		14.5	13.2	8.5

TAM	$227.5	$213.0	$166.4	$140.7	$137.2	$32.5	6.8%	28.0%	18.3	%(3)	11.4%	15.5%	0.5%

Europe	39.3	39.4	32.3	27.8	29.1	6.2	(0.4)	22.0	16.3		10.8	16.7	(0.9)
Americas	40.7	39.1	32.3	31.3	45.8	10.3	4.3	20.8	3.4		7.9	16.1	(7.4)
Asia Pacific	103.4	88.8	62.8	51.2	30.2	3.3	16.5	41.3	22.8		21.1	24.8	11.1
Japan	44.1	45.8	38.9	30.5	32.1	12.7	(3.7)	17.5	27.7		7.2	9.7	(1.0)

TAM	$227.5	$213.0	$166.4	$140.7	$137.2	$32.5	6.8%	28.0%	18.3	%(3)	11.4%	15.5%	0.5%

(1)	Source: WSTS.

(2)	Calculated using end points of the periods specified.

(3)	Calculated on a comparable basis, that is, without information with respect to actuators, which was not included in the indicator before 2003, the TAM increased 16.8%.

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
      Semiconductors can be manufactured using different process technologies, each of which is particularly suited to different applications. Since the mid-1970s, the two dominant processes have been bipolar (the original technology used to produce ICs) and CMOS. Bipolar devices typically operate at higher speeds than CMOS devices, but CMOS devices consume less power and permit more transistors to be integrated on a single IC. CMOS has become the prevalent technology, particularly for devices used in personal computers and consumer applications. Advanced technologies have been developed during the last decade that are particularly suited to more systems-oriented semiconductor applications. BiCMOS technologies have been developed to combine the high-speed and high-voltage characteristics of bipolar technologies with the low power consumption and high integration of CMOS technologies. BCD technologies have been developed that combine bipolar, CMOS and DMOS technologies. Such systems-oriented technologies require more process steps and mask levels, and are more complex than the basic function-oriented technologies.
      Semiconductors are often classified as either discrete devices (such as individual diodes, thyristors and transistors, as well as optoelectronic products) or ICs (in which thousands of functions are combined on a single “chip” of silicon to form a more complex circuit). Compared to the market for ICs, there is typically less differentiation among discrete products supplied by different semiconductor manufacturers. Also, discrete markets have generally grown at slower, but more stable, rates than IC markets.
      Semiconductors may also be classified as either standard components, ASSPs or ASICs. Standard components are used for a broad range of applications, while ASSPs and ASICs are designed to perform specific functions in specific applications.
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
      The primary volatile memory devices are DRAMs, which accounted for approximately 53% of semiconductor memory sales in 2005, and static RAMs (“SRAMs”), which accounted for approximately 11% of semiconductor memory sales in 2005. SRAMs are roughly four times as complex as DRAMs. DRAMs are used in a computer’s main memory. SRAMs are principally used as caches and buffers between a computer’s microprocessor and its DRAM-based main memory and in other applications such as mobile handsets.
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
      Logic devices process digital data to control the operation of electronic systems. The largest segment of the logic market includes microprocessors, microcontrollers and DSPs. Microprocessors are the central processing units of computer systems. Microcontrollers are complete computer systems contained on single ICs that are programmed to specific customer requirements. Microcontrollers control the operation of electronic and electromechanical systems by processing input data from electronic sensors and generating electronic control signals and are used in a wide variety of consumer, communications, automotive, industrial and computer products. DSPs are parallel processors used for high complexity, high-speed real-time computations in a wide variety of applications.

Item 5.	Operating and Financial Review and Prospects
Overview
      The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “— Critical Accounting Policies Using Significant Estimates”, “— Business Outlook” and “— Liquidity and Capital Resources — Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors”. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates
      The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “— Results of Operations” below. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to; sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing capacity thresholds to determine costs to be capitalized in inventory; accruals for warranty costs; litigation and claims; valuation of acquired intangibles; goodwill; investments and tangible assets as well as the impairment of their related carrying values; restructuring charges; assumptions used in calculating pension obligations and share-based compensation; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; and provisions for specifically identified income tax exposures. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.
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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

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

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions limit our liability to the sales value of the products, which gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In 2005, we recorded specific provisions of $7 million related to bankrupt customers, in addition to our standard provision of 1% of total receivables based on the estimated historical collection trends. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

•	Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2005, the value of goodwill amounted to $221 million.

•	Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies; and relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. In 2005, we had an impairment of goodwill of $39 million related to the elimination of the Customer Premises Equipment (“CPE”) product lines.

•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. In 2005, we registered an impairment charge of $25 million. At December 31, 2005, the value of intangible assets subject to amortization amounted to $224 million.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We evaluate each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset and strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected. Since a significant portion of our tangible assets are carried by our European affiliates and their cost of operations are mainly denominated in euros, while revenues primarily are denominated in U.S. dollars, the exchange rate dynamic may trigger impairment charges. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. In 2005, we registered an impairment charge of $3 million related to the optimization of our Electrical Wafer Sorting (EWS) activities (wafer test).

•	Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

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

•	Share-based compensation. We have in the past accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and as such generally recognized no compensation cost for employee stock options. In December 2004, the FASB issued revised FAS No. 123, Share-Based Payment, or FAS 123R, which requires companies to expense employee share- based compensation for financial reporting purposes. Pro forma disclosure of the income statement effects of share-based compensation is no longer an alternative. We adopted FAS 123R early in the fourth quarter of 2005 to account for charges related to non-vested stock awards distributed to our employees. As a result, we are now required to value the current and any future employee share-based compensation pursuant to an option pricing model, and then amortize that value against our reported earnings over the vesting period in effect for those awards. Due to this change in accounting treatment of employee stock and other forms of share-based compensation, the share-based compensation expense is charged directly against our earnings. In order to assess the fair value of this share-based compensation through a financial evaluation model, we are required to make significant estimates since, pursuant to our plan, awarding shares is contingent on the achievement of certain financial objectives, including market performance and financial results. We are required to estimate certain items, including the probability of meeting the market performance, the forfeitures and the service period of our employees. As a result, we recorded in the fourth quarter of 2005 a total charge of $9 million and we are expecting to incur additional charges related to this plan during 2006. The impact is further detailed in Note 15.6 to our Consolidated Financial Statements “Non-vested share awards”.

•	Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for our existing activities or to dispose of our activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we continue to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and have a material adverse effect on our results of operations or financial condition. In 2005, the amount of restructuring charges and other related closure costs amounted to $61 million before taxes. See Note 18 to our Consolidated Financial Statements.

•	Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of December 31, 2005, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets or in our estimates of the valuation allowance, or in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We record provisions for anticipated tax audit issues based on our estimate that probable additional taxes will be due. We reverse provisions and recognize a tax benefit during the period if we ultimately determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded provision is less than we expect the ultimate assessment to be.

•	Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology”.

We record a provision when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside attorneys to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

We are currently a party to several legal proceedings including legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Inc. See “Item 8. Financial Information — Legal Proceedings”. As of the end of 2005, based on our assessment there was no impact on our financial statements relating to the SanDisk litigation. However, if we are unsuccessful in resolving these proceedings, or if the outcome of any other litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction or exclusion order.

•	Pension and Post Retirement Benefits. Our results of operations and our balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the above assumptions can have an impact on our valuations. As of December 31, 2005, we have a total benefit obligation estimated at $323 million, and total plan assets estimated at $194 million resulting in an unfunded status of $129 million, of which $56 million was registered in our balance sheet at December 31, 2005.

•	Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Fiscal Year 2005
      Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. Our fiscal year starts at January 1 and the first quarter of 2005 ended on April 2, 2005. The second quarter of 2005 ended on July 2, 2005, and the third quarter of 2005 ended on October 1, 2005. The fourth quarter ended on December 31, 2005. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

2005 Business Overview
      In 2005, the semiconductor market experienced a moderate increase in total sales after the strong growth recorded in 2004. Semiconductor industry data for 2005 indicates that revenues improved supported by a solid economic environment in the major world economies.
      The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).
      Based upon recently published data, semiconductor industry revenues increased year-over-year by approximately 7% both for the TAM and the SAM in 2005, to reach $227.5 billion and approximately $152 billion, respectively. This increase was driven by unit demand while average selling prices remained basically flat. In the fourth quarter of 2005, the TAM and the SAM increased approximately 9% and 13% year-over-year, respectively, and increased by approximately 2% and 3% sequentially, respectively.
      Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies and sales and marketing channels. Since such date we report our sales and operating income in three product segments:

•	the Application Specific Product Groups (“ASG”) segment, comprised of three product lines — our Home, Personal and Communication Products (“HPC”), our Computer Peripherals Products (“CPG”) and our Automotive Products (“APG”). Our new HPC Sector is comprised of the telecommunications, audio and digital consumer groups. Our CPG products cover computer peripherals products, specifically disk drives and printers, and our APG products now comprise all of our major complex products related to automotive applications.

•	the Memory Product Group (“MPG”) segment, comprised of our memories and Smart card businesses; and

•	the Micro, Linear and Discrete Product Group (“MLD”) segment, comprised of discrete and standard products plus standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division).
      Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.
      Our 2005 revenues were characterized by significant high volume demand and improved product mix, which did not translate into an equivalent revenue performance due to persisting negative impact of price pressure in the market we serve. As a result, our revenues increased by approximately 1% to $8,882 million compared to $8,760 million in 2004. Our sales growth was driven primarily by Computer Peripherals, Telecom and Automotive market segments while both Consumer and Industrial and Other declined. Our sales trend, however, was below the TAM and the SAM growth rates.
      With reference to the quarterly results, our fourth quarter 2005 revenues performance was below the TAM and the SAM on a year-over-year basis but stronger on a sequential basis.
      On a year-over-year basis, our fourth quarter 2005 revenues increased by approximately 3% to $2,389 million compared to $2,328 million in the fourth quarter of 2004. Our sales growth was driven primarily by Telecom and Computer Peripherals while we registered declines in Consumer applications and Industrial and Other. On a year-over-year basis, the TAM and the SAM registered increases of approximately 9% and 13% respectively.
      On a sequential basis, in the fourth quarter 2005, revenues increased approximately 6% driven by stronger demand in Telecom, Consumer and Industrial and Other and Automotive. In particular, sequential revenues were driven by the strong growth in wireless. Our net revenues performance was firmly within our guidance, which indicated a sequential growth of between 3% and 9%. Finally, our sales trend was above both the TAM and the SAM, which registered an increase of approximately 2% and 3%, respectively.
      In 2005, the effective average U.S. dollar exchange rate was $1.28 for €1.00, which reflects current exchange rate levels and the impact of certain hedging contracts, compared to a 2004 effective exchange rate of $1.23 for

€1.00. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “— Impact of Changes in Exchange Rates” below.
      Our gross margin dropped from 36.8% in 2004 to 34.2% in 2005 due to the negative impact of the declining sales price and of the effective U.S. dollar exchange rate, which was partially balanced by manufacturing and product mix improvements as well as by the increased sales volume. Our fourth quarter gross margin was well within our guidance that indicated a gross margin of approximately 36% plus or minus one percentage point.
      On a sequential basis, our gross margin increased from 34.1% to 36.5% in the fourth quarter 2005. Volume, enhanced product mix, manufacturing performance and currency drove the improvements in gross profit and gross margin.
      Our operating expenses including selling, general and administrative expenses and research and development were higher in 2005 compared to 2004 due to higher spending in research and development, the negative impact of the effective U.S. dollar exchange rate, the one-time compensation charges related to our former CEO and other retired senior executives, the new pension scheme for executive management and the 2005 share-based compensation for our employees and members and professionals of the Supervisory Board.
      Our total impairment and restructuring charges for 2005 were significantly higher compared to 2004, given that in addition to the ongoing 150-mm restructuring plan launched in 2003, we have incurred charges related to the new 2005 restructuring and reorganization plans. Our manufacturing initiatives are moving forward and are becoming drivers of margin improvements as we complete these programs and realize the associated benefits during the fourth quarter of 2005 and through 2006.
      The combined effect of the above mentioned factors and the other operating items resulted in a net negative impact on our operating income for 2005 compared to 2004; our operating income decreased significantly from $683 million in 2004 to $244 million in 2005. In the fourth quarter of 2005, however, our operating income significantly improved compared to the third quarter of 2005. This improvement was driven by higher sales volume, an improved gross margin and lower expenses to sales ratio due to a combination of higher sales and expense control, combined with a more favorable effective average U.S. dollar exchange rate.
      Our interest income significantly improved in 2005 mainly as the result of rising interest rates on our available cash. In 2005, our income tax resulted in an expense of $8 million, also positively affected by restructuring charges occurring under higher tax rate jurisdictions and the reversal of some tax provisions.
      In summary, our financial results for 2005 compared to the results of 2004 were favorably impacted by the following factors:

•	higher sales volume and a more favorable product mix in our revenues, which contributed to an increase in our net revenues over 2004;

•	continuous improvement of our manufacturing performances;

•	net interest income; and

•	lower income tax expense.
      Our financial results in 2005 were negatively affected by the following factors:

•	negative pricing trends due to a persisting overcapacity in the industry, which translated into our average selling prices declining by approximately 8%, as a pure pricing effect;

•	the impact of the effective U.S. dollar exchange rate against the euro and other currencies, which translated into an increase of our cost of sales and in our operating expenses being significantly higher than the favorable impact on our revenues;

•	higher impairment, restructuring charges and other related closure costs due to the new restructuring and reorganization activities initiated in 2005; and

•	the one-time compensation packages and special bonuses to our former CEO and to a limited number of retired senior executives, the new pension scheme charges for executive management and the share-based compensation charges for non-vested shares granted to employees and members and professionals of our Supervisory Board for a total of $37 million.
      In 2005, we continued to invest in upgrading and expanding our manufacturing capacity. Total capital expenditures in 2005 were $1,441 million, which were financed entirely by net cash generated from operating activities. At December 31, 2005, we had cash and cash equivalents of $2,027 million. Total debt and bank overdrafts were $1,802 million, of which $269 million were long-term debt.
      In the fourth quarter of 2005, we continued to make steady progress in improving our financial performance, with both revenue and gross margin results in line with our objectives. Sequential revenue growth was driven by strong performance in wireless, where our product offerings provide important functionality to a wide range of handset requirements. Sequential improvement in our gross margin reflected, in addition to currency, the impact of previously announced actions and programs. Through a sharper focus in both research and development and marketing and sales, operating expenses met our targeted objectives. Additionally, cash generation in the quarter was strong and at the year end our financial position improved to a net cash balance of over $200 million. In summary, in the fourth quarter of 2005, we saw progress across our most important financial metrics.
      The year 2005 has been devoted to strengthening and reshaping our company into a stronger and more competitive leader. Key competitive changes have been implemented. The cost savings actions we announced at the beginning of the year delivered the expected benefits of 2005, and we are on track to deliver additional results in the coming year. New product designs have accelerated. Customer base expansion efforts have been developed and are being carried out. Therefore, as we move into 2006, we are confident that we will continue to strengthen our financial performance and product leadership based upon the execution of our corporate performance roadmap.

Business Outlook
      We believe that moderate industry growth will continue into 2006. Within these dynamics, we expect to continue to make solid progress in improving our performance thanks to our ongoing plans and initiatives. As it is typical for the first quarter seasonality, we expect our revenues for the first quarter of 2006 to decline from 2005 fourth quarter levels, but to be significantly higher than our first quarter 2005 results. Specifically, we expect sales to decrease between 1% and 7% sequentially. Given the seasonal mix and volume impacts we expect the gross margin to be about 35%, plus or minus 1 percentage point.
      Our capital expenditures are targeted to be $1.8 billion for 2006, with flexibility to modulate to market conditions.
      This guidance is based on an effective currency exchange rate of approximately $1.205 for €1.00, which reflects current exchange rate levels combined with the impact of existing hedging contracts.
      These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” in this Form 20-F.

Other Developments in 2005
      In January 2005, we decided to reduce our Access technology products for CPE modem products. This decision was intended to eliminate certain low-volume, non-strategic product families whose return in the current environment did not meet internal targets. This decision resulted in a total impairment charge of approximately $67 million in 2005, out of which $61 million related to impairment of intangible assets and goodwill related to the CPE product lines.
      On February 28, 2005, we signed an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service resulting in a net one-time tax benefit of approximately $10 million in 2005. In the second quarter of 2005, we benefited from a tax credit of $18 million in relation to the application of the ETI (Extraterritorial Income Exclusion) rules in the United States after notification in writing by the local authorities.
      At our annual general meeting of shareholders held on March 18, 2005, our shareholders approved the appointment of Mr. Carlo Bozotti as our President and Chief Executive Officer replacing Mr. Pasquale Pistorio who retired. Our shareholders also approved the distribution of a cash dividend of $0.12 per common share in respect to the 2004 financial year, equivalent to the prior year’s cash dividend payment, for a total of approximately $107 million that was paid in the second quarter of 2005. In addition, the shareholders appointed our Supervisory Board and Managing Board members, approved amendments to our Articles of Association and to our 2001 Employee Stock Option Plan, as well as approving a new 2005 share-based compensation for Supervisory Board members and professionals, among other resolutions. Our Supervisory Board is composed of Messrs. Gérald Arbola, Matteo del Fante, Tom de Waard, Didier Lombard, Bruno Steve and Antonino Turicchi,

who were each appointed for a three-year term (to expire at our 2008 AGM), as well as Messrs. Doug Dunn, Francis Gavois and Robert White, who were each appointed for a one-year term (to expire at our 2006 AGM). Our Managing Board is composed of Mr. Carlo Bozotti, our President and Chief Executive Officer, who was appointed for a three-year term (to expire at our 2008 AGM).
      On May 16, 2005, we announced a head count restructuring plan that, combined with other already announced initiatives, will aim to reduce our workforce by 3,000 outside Asia by the second half of 2006. From these new measures estimated to cost between $100 to $130 million, we anticipate additional savings of $90 million per year, at completion of the plan. On June 8, 2005, we specified our restructuring efforts by announcing the following: our workforce gross reduction in Europe will represent about 2,300 jobs of the 3,000 already announced; we will pursue the conversion of 150-mm and 200-mm production tools; we will optimize on a global scale our Electrical Wafer Sorting (EWS) activities; we will harmonize and rationalize our support functions and we will disengage from certain activities.
      Pursuant to the joint venture agreement that we signed in 2004 with Hynix Semiconductor Inc., to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China, we made during 2005 capital contributions to the joint venture totaling $38 million, of which $13 million were paid in the fourth quarter of 2005. Under the agreement, Hynix Semiconductor Inc., will contribute $500 million for a 67% equity interest and we will contribute $250 million for a 33% equity interest. In addition, we have committed to grant $250 million in long-term financing for the joint venture guaranteed by the subordinated collateral of the joint venture’s assets.
      On June 30, 2005, we sold our interest in UPEK Inc. (a spin-off of our former TouchChip business) for $13 million and recorded in the second quarter of 2005 a gain amounting to $6 million. Additionally, on June 30, 2005, we were granted warrants for 2 million shares of UPEK Inc., at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an initial public offering of UPEK Inc., above a predetermined value.
      On August 6, 2005, the €442 million aggregate principal amount of 6 3/4% mandatory exchangeable notes, initially issued by France Telecom in 2002 and exchangeable into our common shares, reached maturity. We were informed that the exchange ratio was 1.25 of our common shares per each €20.92 principal amount of notes, which resulted in the disposal by France Telecom of approximately 26.4 million of our currently existing common shares, representing the totality of the shares entirely held by France Telecom in our company.
      On September 6, 2005, we announced the appointment of two new Corporate Vice Presidents: Mr. Reza Kazerounian was promoted to the position of Corporate Vice President for the North America region and Mr. Marco Luciano Cassis was appointed to the position of Corporate Vice President of STMicroelectronics Japan.
      On October 17, 2005, we announced the creation of our new “Greater China” region to focus exclusively on our operations in China, Hong Kong and Taiwan and appointed Mr. Robert Krysiak as Corporate Vice President and General Manager of Greater China.
      On October 25, 2005, upon the recommendation of its Compensation Committee, our Supervisory Board approved the conditions for the Executive-Vice Presidents and Corporate Vice Presidents to become eligible for the Company’s Executive Pension Plan Scheme, as follows: eight years of seniority as Executive Vice President or Corporate Vice President, the Managing Board’s decision to be elected into the plan and variable pension amount according to the years of services with the maximum pension after 13 years of service in these positions. In 2005, a provision has been recorded totaling $11 million.
      In December 2005, Mr. Piero Mosconi retired, leaving his role of Corporate Vice President and Treasurer, a position he occupied since 1987. Treasury moved under the responsibility of our Chief Financial Officer, Mr. Carlo Ferro. Mr. Giuseppe Notarnicola joined our Company and was appointed Group Vice President, Corporate Treasurer.
      Mr. Giordano Seragnoli, Corporate Vice President and General Manager of our worldwide back-end manufacturing operations, is also retiring at the end of the second quarter of 2006. Effective April 3, 2006, Jeffrey See, who is currently General Manager of our manufacturing complex in Ang Mo Kio (Singapore) will take over his responsibilities. Mr. See will continue to be based in Singapore, close to where the largest part of our assembly and test production is located.

Recent Developments
      Upon the proposal of our Managing Board, our Supervisory Board decided in January 2006 to recommend for the 2006 AGM, scheduled in Amsterdam on April 27, 2006, the distribution of a cash dividend of $0.12 per share, maintaining the same cash dividend level as in the prior year.
Results of Operations

Segment Information
      We operate in two business areas: Semiconductors and Subsystems.
      In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart card products through our Incard division, which includes the production and sale of both silicon chips and Smart cards.
      In the Semiconductors business area, effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies and sales and marketing channels. Since such date we report our semiconductor sales and operating income in three product segments:

•	Application Specific Product Groups (“ASG”) segment, comprised of three product lines — Home, Personal and Communication Products (“HPC”), Computer Peripherals Products (“CPG”) and new Automotive Products (“APG”);

•	Memory Product Group (“MPG”) segment; and

•	Micro, Linear and Discrete Product Group (“MLD”) segment.
      Our principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products. Please see “Item 4. Information on the Company — Business Overview”.
      We have restated our results in prior periods for illustrative comparisons of our performance by product segment and by period. The segment information of 2003 and 2004 has been restated using the same principles applied to the current 2005 year. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the new segments for the prior years. However, we believe that the prior years’ presentation is representative of 2005 and we are using these comparatives when managing our business.
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
      The following tables present our consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, we allocated the start-up costs to expand our marketing and design presence in new developing areas to each segment, and we restated prior year’s results accordingly.

	Year Ended December 31,

	2005	2004	2003

	(In millions)
Net revenues by product segment:
Application Specific Product Group Segment (ASG)	$4,991	$4,902	$4,405
Memory Product Group Segment (MPG)	1,948	1,887	1,294
Micro, Linear and Discrete Product Group Segment (MLD)	1,882	1,902	1,469
Others(1)	61	69	70

Total consolidated net revenues	$8,882	$8,760	$7,238

(1)	Includes revenues from sales of subsystems mainly and other products not allocated to product segments.

	Year Ended December 31,

	2005	2004	2003

	(In millions)
Operating income (loss) by product segment:
Application Specific Product Group Segment (ASG)	$355	$530	$582
Memory Product Group Segment (MPG)	(118)	42	(65)
Micro, Linear and Discrete Product Group Segment (MLD)	271	413	192

Total operating income of product segments	508	985	709
Others(1)	(264)	(302)	(375)

Total consolidated operating income	$244	$683	$334

(1)	Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product segments such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the segments; comparable amounts reported in this category have been reclassified accordingly in the above table.

	Year Ended
	December 31,

	2005	2004	2003

	(As a percentage of
	total net revenues)
Operating income (loss) by product segment:
Application Specific Product Group Segment (ASG)(1)	7.1%	10.8%	13.2%
Memory Product Group Segment (MPG)(1)	(6.1)	2.2	(5.0)
Micro, Linear and Discrete Product Group Segment (MLD)(1)	14.4	21.7	13.1
Others(2)	(3.0)	(3.5)	(5.2)
Total consolidated operating income(3)	2.7%	7.8%	4.6%

(1)	As a percentage of net revenues per product segment.

(2)	As a percentage of total net revenues. Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product segments such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the product segments; comparable amounts reported in this category have been reclassified accordingly in the above table.

(3)	As a percentage of total net revenues.

	Year Ended December 31,

	2005	2004	2003

	(In millions)
Reconciliation to consolidated operating income:
Total operating income of product segments	$508	$985	$709
Operating Income of others(1)
Strategic and other research and development programs	(49)	(91)	(52)
Start-up costs	(56)	(63)	(54)
Impairment, restructuring charges and other related closure costs	(128)	(76)	(205)
Subsystems	1	(1)	2
One-time compensation and special contributions(2)	(22)	—	—
Patent claim costs	—	(4)	(10)
Other non-allocated provisions(3)	(10)	(67)	(56)
Total operating income (loss) of others	(264)	(302)	(375)

Total consolidated operating income	$244	$683	$334

(1)	Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product segments such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the segments; comparable amounts reported in this category have been reclassified accordingly in the above table.

(2)	One-time compensation and special contributions to our former CEO and other executives not allocated to product segments.

(3)	Includes unallocated expenses such as certain corporate level operating expenses and other costs.

Net Revenues by Location of Order Shipment and by Market Segment
      The table below sets forth information on our consolidated net revenues by location of order shipment and as a percentage of net revenues:

	Year Ended December 31,

	2005	2004	2003

	(In millions)
Net Revenues by Location of Order Shipment:(1)
Europe(2)	$2,789	$2,827	$2,306
North America	1,141	1,211	985
Asia/ Pacific	4,063	3,711	3,190
Japan	307	403	337
Emerging Markets(2)(3)	582	608	420

Total	$8,882	$8,760	$7,238

Net Revenues by Location of Order Shipment:(1)
Europe(2)	31.4%	32.3%	31.9%
North America	12.8	13.8	13.6
Asia/Pacific	45.7	42.4	44.1
Japan	3.5	4.6	4.6
Emerging Markets(2)(3)	6.6	6.9	5.8

Total	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment region are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/ Pacific affiliates are classified as Asia/ Pacific revenues.

(2)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the EU in 2004. These countries were part of the Emerging Markets region in the previous periods. Net revenues for Europe and Emerging Markets for prior periods were restated to include such countries in the Europe region for such periods.

(3)	Emerging Markets in 2005 included markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.
      The table below estimates, within a variance of 5% to 10% in absolute dollar amounts, the relative weighting of each of the target market segments in percentages of net revenues:

	Year Ended
	December 31,

	2005	2004	2003

	(As a percentage of
	net revenues)
Net Revenues by Market Segment:
Automotive	16%	15%	14%
Consumer	18	21	20
Computer	17	16	18
Telecom	35	32	33
Industrial and Other	14	16	15

Total	100%	100%	100%

      The following table sets forth certain financial data from our consolidated statements of income since 2003, expressed in each case as a percentage of net revenues:

	Year Ended December 31,

	2005	2004	2003

	(As a percentage of
	net revenues)
Net sales	99.9%	100.0%	99.9%
Other revenues	0.1	—	0.1

Net revenues	100.0	100.0	100.0
Cost of sales	(65.8)	(63.2)	(64.5)

Gross profit	34.2	36.8	35.5
Selling, general and administrative	(11.6)	(10.8)	(10.9)
Research and development	(18.3)	(17.5)	(17.1)
Other income and expenses, net	(0.1)	0.2	(0.1)
Impairment, restructuring charges and other related closure costs	(1.5)	(0.9)	(2.8)
Total operating expenses	(31.5)	(29.0)	(30.9)

Operating income	2.7	7.8	4.6
Interest income (expense), net	0.4	—	(0.7)
Loss on equity investment	—	—	—
Loss on extinguishment of convertible debt	—	(0.1)	(0.6)

Income before income taxes and minority interests	3.1	7.7	3.3
Income tax benefit (expense)	(0.1)	(0.8)	0.2

Income before minority interests	3.0	6.9	3.5
Minority interests	—	—	—

Net income	3.0%	6.9%	3.5%

2005 vs. 2004
      In 2005, based upon recently published industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 7% both for the total available market (“TAM”) and the serviceable available market (“SAM”).

Net revenues

	2005	2004	% Variation

	(In millions)
Net sales	$8,876	$8,756	1.4%
Other revenues	$6	$4	—

Net revenues	$8,882	$8,760	1.4%

      The increase in our net revenues in 2005 was primarily due to our higher sales volumes and improved product mix, as our average selling prices declined by approximately 8% due to the continuing broad-based pressure in the markets we serve.
      With respect to our product segments, ASG net revenues increased 2% over 2004, mainly due to a more favorable product mix, which was, however, largely offset by continuous pricing pressure. This revenue increase was generated by higher sales in Imaging, Cellular Communication, Automotive and Data Storage products, while Consumer registered a decline. MLD net revenues slightly decreased 1% compared to 2004, mainly due to the negative price impact that more than offset the sales volume increase registered by all product segments. In 2005, MPG net revenues increased by 3% compared to 2004; this increase was driven by a large volume demand, particularly in Flash products and mainly within NAND, despite a decline in our average selling prices.
      Net revenues by market segment increased in Computer by approximately 11%, Telecom by approximately 10% and Automotive by approximately 7%, while Consumer and Industrial and Other decreased by approximately 15% and 9%, respectively. As a significant portion of our sales are made through distributors, the foregoing are necessarily estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.
      By location of order shipment, net revenues increased in the Asia/ Pacific region by approximately 10%, while Japan, North America, Emerging Markets and Europe net revenues decreased by approximately 24%, 6%, 4% and 1%, respectively.
      In 2005, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 22% of our net revenues, increasing from the 17% it accounted for in 2004. Our top ten OEM customers accounted for approximately 50% of our net revenues in 2005, compared to approximately 44% of our net revenues in 2004.

Gross profit

	2005	2004	% Variation

	(In millions)
Cost of sales	$(5,845)	$(5,532)	(5.7)%
Gross profit	$3,037	$3,228	(5.9)%
Gross margin (as a percentage of net revenues)	34.2%	36.8%	—
      The increase in our cost of sales is due to the strong sales volume increase and the negative impact of the effective U.S. dollar exchange rate because a large part of our manufacturing activities is located in the euro zone. The combined effect of price impact on our revenues and of the increase in cost of sales generated a decrease in our gross profit; as a result, our gross margin decreased 2.6 percentage points to 34.2% because the profitable contribution of higher sales volume, improved product mix and manufacturing efficiencies was offset by the negative impacts of the decline in selling prices and of the effective U.S. dollar exchange rate.

Selling, general and administrative expenses

	2005	2004	% Variation

	(In millions)
Selling, general and administrative expenses	$(1,026)	$(947)	(8.4)%
As a percentage of net revenues	(11.6)%	(10.8)%	—
      The increase in selling, general and administrative expenses was largely due to the negative impact of the effective U.S. dollar exchange rate, the one-time compensation charges related to our former CEO and other retired senior executives for $7 million, the new pension scheme for executive management for $11 million, the share-based compensation amounting to $5 million and the overall increase in our expenditures.

Research and development expenses

	2005	2004	% Variation

	(In millions)
Research and development expenses	$(1,630)	$(1,532)	(6.3)%
As a percentage of net revenues	(18.3)%	(17.5)%	—
      The combined result of the negative impact of the effective U.S. dollar exchange rate, higher spending in our research and development activities, a $6 million one-time termination charge for two former executives and a $3 million share-based compensation charge resulted in an increase of our research and development expenses in 2005. As a percentage of net revenues, research and development expenses grew at a higher rate than our net revenues, thus increasing from 17.5% in 2004 up to 18.3% in 2005. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales.

Other income and expenses, net

	2005	2004

	in millions)
Research and development funding	$76	$84
Start-up costs	(56)	(63)
Exchange gain (loss), net	(16)	33
Patent claim costs	(22)	(37)
Gain on sale of non-current assets, net	12	6
Other, net	(3)	(13)
Other income and expenses, net	$(9)	$10
As a percentage of net revenues	(0.1)%	0.2%
      “Other income and expenses, net” results include miscellaneous items, such as research and development funding, gains on sale of non-current assets, start-up costs, net exchange gain or loss and patent claim costs. In 2005, research and development funding included income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The major amounts of research and development funding were received in Italy and France. In 2005, research and development funding slightly decreased, compared to 2004. The net gain on sale of non-current assets of $12 million is the result of the gain of $6 million on the sale of our share in UPEK Inc., the gains on sales of buildings and lands for a total of $8 million and losses of $2 million on the sale of equipment. Start-up costs in 2005 were related to our 150-mm fab expansion in Singapore and the conversion to 200-mm fab in Agrate (Italy) and the build-up of the 300-mm fab in Catania (Italy). The net exchange loss related to transactions not designated as a cash flow hedge denominated in foreign currencies. Patent claim costs included costs associated with several ongoing litigations and claims. These costs are categorized either as patent litigation costs or pre-litigation costs, amounting to $14 million and $8 million, respectively.

Impairment, restructuring charges and other related closure costs

	2005	2004

	(In millions)
Impairment, restructuring charges and other related closure costs	$(128)	$(76)
As a percentage of net revenues	(1.5)%	(0.9)%
      In 2005, we recorded impairment, restructuring charges and other related closure costs of $128 million. This expense was mainly composed of:

•	Our new head count restructuring plan announced in May 2005, which resulted in total charges of $41 million mainly for employee termination benefits; the total cost of this restructuring plan is estimated to be in a range of between $100 and $130 million and its completion is expected by the second half of 2006;

•	Our restructuring and reorganization activities initiated in the first quarter of 2005, which generated a total charge of impairment on goodwill and other intangible assets of $63 million and $10 million for restructuring and other related closure costs; this restructuring plan was fully completed in 2005;

•	Our ongoing 2003 restructuring plan and related manufacturing initiatives generated restructuring charges of approximately $13 million. As of December 31, 2005, we have incurred $294 million of the total expected approximate $350 million in pre-tax charges in connection with this restructuring plan, which was announced in October 2003. We expect to incur the balance in the coming quarters, which is later than anticipated to accommodate unforeseen qualification requirements of our customers, and to complete the plan in the second half of 2006; and

•	Our impairment review of goodwill and intangible assets that resulted in a charge of $1 million.
      In 2004, we incurred $76 million of impairment, restructuring charges and other related closure costs mainly related to our 2003 restructuring plan. See Note 18 to our Consolidated Financial Statements.

Operating income

	2005	2004	% Variation

	(In millions)
Operating income	$244	$683	(64.3%)
As a percentage of net revenues	2.7%	7.8%
      The decrease in operating income was mainly caused by the negative impact of the ongoing pricing pressure on our net revenues, the negative impact of the effective U.S. dollar exchange rate, an increase in our total operating expenses as well as an increase of our impairment, restructuring charges and other related closure costs. These negative factors were partially compensated by overall improved efficiencies in our manufacturing activities and higher volume of sales.
      In 2005, our product segments were profitable with the exception of MPG. ASG registered a decrease of its operating income from $530 million in 2004 to $355 million in 2005, as improved product mix was insufficient to compensate for strong declines in selling prices and a decrease in consumer segment sales. MLD operating income decreased from $413 million in 2004 to $271 million in 2005 mainly due to continuing price pressure. In 2005, MPG registered an operating loss of $118 million, compared to an operating income of $42 million in 2004, mainly due to the significant negative price impact on sales. All the product segments were negatively impacted by the effective U.S. dollar exchange rate and increased operating expenses.

Interest income (expense), net

	2005	2004

	(In millions)
Interest income (expense), net	$34	$(3)
      The interest expense, net of $3 million for 2004, compared to interest income, net of $34 million in 2005, reflects a decrease in interest expense due to the repurchases of our 2010 Bonds and an increase in interest receivable on our available cash due to rising interest rates on our cash positions mainly denominated in U.S. dollars.

Loss on equity investments

	2005	2004

	(In millions)
Loss on equity investments	$(3)	$(4)
      During 2005, we registered a loss, related to start-up costs, of $3 million mainly due to our investment as a minority shareholder in our joint venture in China with Hynix Semiconductor Inc. In 2004, we registered a loss of $4 million with respect to SuperH, Inc., the joint venture we formed with Renesas Ltd., which has subsequently been terminated, and a $2 million loss with respect to UPEK Inc., created with Sofinnova Capital IV FCRP as a venture capital-funded purchase of our TouchChip business.

Loss on extinguishment of convertible debt

	2005	2004

	(In millions)
Loss on extinguishment of convertible debt	—	$(4)
      We did not incur any loss on extinguishment of convertible debt in 2005. In 2004, a loss of $4 million was recorded in relation to the repurchase of our 2010 Bonds.

Income tax benefit (expense)

	2005	2004

	(In millions)
Income tax expense	$(8)	$(68)
      In 2005, we had an income tax expense of $8 million, which included, in addition to the current tax provision, the reversal of certain tax provisions in the first and second quarters of 2005 for about $10 million following the conclusion of an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service and an income tax benefit of $18 million in the United States pursuant to the application of the ETI rules. Excluding these items, our effective tax rate for the full year 2005 was approximately 13%, which is the result of actual tax charges in each jurisdiction for the total year, including tax benefit from restructuring charges that occurred under jurisdictions whose tax rate is higher than our average tax rate and that overall resulted in reducing our effective tax rate in 2005. In 2004, we had an income tax charge of $68 million. Excluding extraordinary items, the effective tax rate in 2004 was approximately 15%. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes within the local jurisdictions, our effective tax rate could increase in the coming years.

Net income

	2005	2004	% Variation

	(In millions)
Net income	$266	$601	(55.7%)
As a percentage of net revenues	3.0%	6.9%
      For 2005, we reported a net income of $266 million compared to a net income of $601 million for 2004. Basic and diluted earnings per share for 2005 were $0.30 and $0.29, respectively, compared to basic and diluted earnings of $0.67 and $0.65 per share for 2004. Net income in 2005 included $101 million in charges net of income taxes, or $0.11 per diluted share, related to impairment, restructuring charges and other related closure costs, while net income in 2004 included $51 million in charges net of income taxes related to impairment restructuring charges and other related closure costs, or $0.05 per diluted share.
2004 vs. 2003
      In 2004, according to the most recently published industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 28% for the TAM and of approximately 26% for our SAM.

Net revenues

	2004	2003	% Variation

	(In millions)
Net sales	$8,756	$7,234	21.0%
Other revenues	$4	$4	—
Net revenues	$8,760	$7,238	21.0%
      On a year-over-year basis, the increase in our 2004 net sales was primarily due to our higher sales volumes and improved product mix, as our average selling prices declined by approximately 5% due to the continuing broad-based pricing pressure in the markets we serve. The increase in our 2004 net revenues was mainly driven by higher demand registered in all product segments and in particular in MPG and MLD.
      ASG net revenues increased by approximately 11%, compared to 2003, primarily as a result of improved product mix and higher volume of sales, while average selling prices declined. Revenues increased mainly in Digital Consumer, Automotive and Computer Peripherals, while Telecom sales were flat, compared to 2003. MLD net revenues increased by approximately 29% on a year-over-year basis due mainly to an increase in volumes and an improved product mix in almost all the product families. MPG net revenues increased by approximately 46% compared to 2003 as a result of an increase in volume and a more favorable product mix in all memory products, particularly in Flash. All product segments experienced declining average sale prices during 2004. See “— Results of Operations” above.

      In 2004, by location of order shipment, approximately 42% of our revenues came from orders shipped to Asia/ Pacific; 32% to Europe; 14% to North America; 7% to Emerging Markets; and 5% to Japan. The major increase was registered in the Emerging Markets driven by the strong economic development in this area.
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
      Our gross margin increased from 35.5% in 2003 to 36.8% in 2004, lower than our initial expectation on the year-end gross margin. This gross margin improvement is attributable to a variety of factors, including higher sales volume and higher capacity utilization in most of our factories, an overall improvement in our manufacturing efficiency, and a more favorable product mix. These improving factors were partially offset by the negative impact of price decline and the sharp year-over-year decline in the value of the U.S. dollar versus the major currencies in which our manufacturing operations are located. The impact of changes in foreign exchange rates on gross profit in 2004, compared to 2003, was estimated to be negative since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “— Impact of Changes in Exchange Rates” below.

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
      Total “Other income and expenses, net” resulted in income of $10 million in 2004, compared to an expense of $4 million in 2003. The details of the various items is set forth above. Research and development funding included income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The major amounts of funding were received in Italy and France. In 2004, these fundings increased, compared to 2003, in line with the increased number of funded projects and expenditures. Start-up costs represent costs incurred in the start-up and testing of our new manufacturing facilities. In 2004, start-up costs included the upgrading of our 200-mm fab in Agrate (Italy), the start of our 300-mm pilot line in Crolles (France), the launch of our 150-mm fab in Singapore and the build-up of our 300-mm fab in Catania (Italy). Exchange gain, net, included the gain on foreign exchange transactions. Patent claim costs are composed of patent pre-litigation costs and patent litigation costs. Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement. Patent claim costs increased in 2004 in relation to the costs associated with increased activity in connection with patent litigation. In 2004, we settled our outstanding patent litigation with both Motorola, Inc. and Freescale Semiconductor, Inc. See “Item 8. Financial Information — Legal Proceedings” and Note 24 to our Consolidated Financial Statements.

Impairment, restructuring charges and other related closure costs

	2004	2003

	(In millions)
Impairment, restructuring charges and other related closure costs	$(76)	$(205)
As a percentage of net revenues	(0.9)%	(2.8)%
      In 2004, we recorded a $76 million charge for impairment, restructuring charges and other related closure costs, of which $8 million related to impairment of intangible assets and investments, $33 million of restructuring charges related mainly to workforce termination benefits and $35 million related to other closure costs. In 2004, the $76 million charge for impairment, restructuring charges and other related closure costs included $60 million related to our 150-mm restructuring plan, $4 million for our back-end restructuring, $8 million of impairment of intangible assets and investments and $4 million for other miscellaneous costs. In 2003, we recorded a charge of $205 million, mainly associated with the initial impairment charges recorded for our 150-mm restructuring plan. Through the period ended December 31, 2004, we incurred $281 million of the expected $350 million in pre-tax charges associated with the restructuring plan that was defined on October 22, 2003, and we expect to incur the remaining $69 million in the coming quarters. We expect our manufacturing restructuring plan to be completed by the second half of 2006, later than previously anticipated. See “— Impairment, Restructuring Charges and Other Related Closure Costs” below.

Operating income

	2004	2003	% Variation

	(In millions)
Operating income	$683	$334	104.3%
As a percentage of net revenues	7.8%	4.6%	—
      The increase in operating income was mainly driven by the higher level of sales, improved manufacturing performances and the decrease in impairment, restructuring charges and other related closure costs incurred in 2004. The impact of changes in foreign exchange rates on operating income in 2004 compared to 2003 was estimated to be substantially unfavorable because the decline of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and these currency impacts on costs were significantly higher than the favorable impact on net sales. See “— Impact of Changes in Exchange Rates” below.
      All product segments were profitable in 2004 despite the negative effect of the effective U.S. dollar exchange rate, which impacted the profitability of all segments. The increase in operating income was particularly significant in MLD and MPG, which in addition to the strong increase in volume benefited from a more favorable pricing environment, while operating income decreased in ASG mainly due to price pressure. The operating income for our ASG segment decreased to $530 million from $582 million in 2003. This deterioration of operating income was due to a variety of factors, including a significant price decline due to the effect of strong competition in the markets we serve, the negative impact of the effective U.S. dollar exchange rate and a significant increase in research and development expenditures. Operating income for MLD increased to $413 million in 2004 from $192 million in 2003. As a result of a revenue increase generated by a higher volume of sales and a more favorable product mix, as well as improved productivity in manufacturing, MPG registered an operating income of $42 million compared to an operating loss of $65 million in 2003. See “— Results of Operations” above.

Interest expense, net

	2004	2003

	(In millions)
Interest expense, net	$(3)	$(52)
      The decrease in interest expense in 2004 was mainly due to the repurchases of our 2010 Bonds and the early redemption of the 2009 LYONs that occurred in 2004, which allowed us to save approximately $50 million in interest charges. See Note 20 to our Consolidated Financial Statements.

Loss on equity investments

	2004	2003

	(In millions)
Loss on equity investments	$(4)	$(1)
      In 2004, the shareholders agreed to restructure SuperH, Inc., the joint venture we formed with Hitachi, Ltd. (now Renesas), by transferring SuperH’s intellectual property to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, we paid and expensed an additional $2 million in 2004. The increase in losses in 2004 also relates to a new company, UPEK Inc., created with Sofinnova Capital IV FCPR as a venture capital-funded purchase of our TouchChip business for which we recorded losses of approximately $2 million.

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
      In 2004, we had an income tax charge of $68 million, compared to an income tax benefit of $14 million in 2003 which benefited from the favorable impact of significant impairment, restructuring charges and other related closure costs incurred during 2003 in higher tax rate jurisdictions. Excluding impairment, restructuring charges and other related closure costs, our effective tax rate in 2004 was 12.4%, compared to 11.5% in 2003. Both 2004 and 2003 registered an income tax benefit related to effects of change in enacted tax rate on deferred taxes and impact of final tax assessments relating to prior years. Excluding impairment, restructuring charges and other related closure costs and the one-time benefits of 2004, our effective tax rate would have been approximately 15%. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries. These benefits may not be available in the future due to changes within the local jurisdictions, and our effective tax rate could increase in the coming years.

Net income

	2004	2003	% Variation

	(In millions)
Net income	$601	$253	137.3%
As a percentage of net revenues	6.9%	3.5%	—
      For 2004, we reported net income of $601 million, compared to net income of $253 million for 2003. Basic and diluted earnings per share for 2004 were $0.67 and $0.65, respectively, compared to basic and diluted earnings per share of $0.29 and $0.27, respectively, for 2003. Net income in 2004 included $51 million in charges net of income taxes, or $0.05 per diluted share, related to impairment, restructuring charges and other related closure costs, while net income in 2003 included $140 million in charges net of income taxes related to impairment, restructuring charges and other related closure costs, or $0.15 per diluted share.
Quarterly Results of Operations
      Certain quarterly financial information for the years 2005 and 2004 are set forth below. Such information is derived from unaudited interim consolidated financial statements, prepared on a basis consistent with the Consolidated Financial Statements, that include, in the opinion of management, all normal adjustments necessary for a fair presentation of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in product mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.
      Our quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, impairment, restructuring charges and other related closure costs, as well as the loss of key personnel. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the speed of some process and manufacturing technology developments, market demand for existing products, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred. Certain additions of quarterly results will not total to annual results due to rounding.
      In the fourth quarter of 2005, based upon recently published data, the TAM and the SAM increased approximately 9% and 13% year-over-year, respectively, and by approximately 2% and 3% sequentially.

Net revenues

	Quarter ended			% Variation

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004	Sequential	Year-over-year

	(In millions)
Net sales	$2,388	$2,246	$2,326	6.3%	2.6%
Other revenues	1	1	2	—	—

Net revenues	$2,389	$2,247	$2,328	6.3%	2.6%

Year-over-year comparison
      The increase of our fourth quarter 2005 net revenues was mainly driven by significantly higher sales volume that was largely offset by the negative impact of the decline in our average selling prices. Due to ongoing pricing pressure in the semiconductor market, our average selling prices decreased by approximately 8% during the fourth quarter of 2005, compared to the fourth quarter of 2004.
      The trend in net revenues was different for each of our main product segments, since MPG revenues increased, ASG net revenues decreased and MLD net revenues remained flat. MPG net revenues increased by approximately 18% as a result of a significant increase in sales volume that more than compensated for the average selling price decline; this increase is mainly due to Flash products revenues that increased by 39%, and, in particular NAND products. ASG net revenues decreased by approximately 2% due to a significant price decline and to a lower sales volume that more than offset the improved product mix. Net revenues for MLD remained flat mainly due to the continuous pressure on prices that exceeded the benefits of higher sales volumes.
      Net revenues by market segment increased in Telecom and Computer by approximately 14% and 7%, respectively, and decreased in Consumer, Industrial and Other and Automotive by approximately 14%, 5% and 1%, respectively. The foregoing are estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.
      By location of order shipment, net revenues in Asia/ Pacific and North America increased by approximately 15% and 2% respectively while Emerging Markets net revenues remained basically flat. In Japan as well as in Europe, net revenues decreased by approximately 27% and 8%, respectively.

Sequential comparison
      The combined effect of the significant increase in sales volume and a more favorable product mix resulted in an increase in our net revenues over third quarter 2005 despite the continuous pricing pressure in the semiconductor market. During the fourth quarter of 2005, we registered a further decline in our selling prices of approximately 3%.
      All product segments registered an increase in their net revenues. Net revenues for ASG increased by approximately 3% as a result of higher sales volumes partially offset by the average selling price decline; the principal increases in net revenue were registered in Imaging and Cellular Communication while Data Storage revenues slightly decreased. MLD net revenues increased 5% due to higher sales volumes in all of its product groups. MPG registered the most significant increase in net revenues with 14% growth due to improved product mix and higher volumes; total sales of Flash products increased by approximately 23% out of which sales of NAND products registered the most significant increase.
      Net revenues by segment market application increased by approximately 14% in Telecom, 4% both in Consumer and Industrial and Other, and 2% in Automotive, while Computer remained approximately flat. As a significant portion of our sales are made through distributors, the foregoing are necessarily estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.
      By location of order shipment, net revenues increased in all regions; Asia/ Pacific and Europe each registered approximately 7% in revenue growth, America registered net revenues growth of 6%, Emerging Markets registered net revenue growth of 3% and Japan registered net revenue growth of 1% due to seasonal factors.

Gross profit

	Quarter Ended			% Variation

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004	Sequential	Year-over-year

	(In millions)
Cost of sales	$(1,517)	$(1,481)	$(1,476)	(2.4)%	(2.8)%
Gross profit	$872	$766	$852	13.8%	2.3%
Gross margin	36.5%	34.1%	36.6%
      On a year-over-year basis, our cost of sales increased due the combined effect of the increase in sales volume, which was partially balanced by improved manufacturing efficiencies and the positive impact of the effective U.S. dollar exchange rate, which was equivalent to €1.00 for $1.230 in the fourth quarter of 2004 and $1.203 in the fourth quarter of 2005. Additionally, our gross profit increased due to the combined effect of the increase in sales volume, improved efficiencies and the positive impact of the effective U.S. dollar exchange rate which was partially balanced by the decline in average selling prices. Our gross margin slightly decreased from 36.6% to 36.5% due to the strong decline in our average selling prices, which was almost offset by the improved manufacturing efficiencies and the positive impact of the effective U.S. dollar exchange rate.
      On a sequential basis, our gross profit increase was driven by higher sales volumes, improved product mix and manufacturing performance as well as the positive impact of our U.S. dollar effective exchange rate that were partially offset by the continuing downward pressure on our selling prices. Due to these factors, our gross margin improved to 36.5%.

Selling, general and administrative expenses

	Quarter Ended			% Variation

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004	Sequential	Year-over-year

	(In millions)
Selling, general and administrative expenses	$(259)	$(248)	$(245)	(4.6)%	(6.0)%
As percentage of net revenues	(10.9)%	(11.0)%	(10.5)%
      On a year-over-year basis, our selling, general and administrative expenses increased mainly due a one time charge of $4 million related to our new pension scheme for executives and to the share-based compensation expense of $5 million as well as higher expenditures in our infrastructures. This resulted in an increase of the ratio of 10.9% as percentage of net revenues compared to 10.5% in the fourth quarter of 2004.
      Our selling, general and administrative expenses increased sequentially mainly due to a one-time charge of $4 million related to our new pension scheme for executives and to the share-based compensation expense of $5 million. However, a faster growth of our net revenues compared to our expenses and a more favorable effective U.S. dollar exchange rate led to an improvement of the fourth quarter 2005 ratio of 10.9% as a percentage of net revenues compared to 11.0% for the third quarter of 2005.

Research and development expenses

	Quarter Ended			% Variation

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004	Sequential	Year-over-year

	(In millions)
Research and development expenses	$(402)	$(401)	$(402)	(0.1)%	0.1%
As percentage of net revenues	(16.8)%	(17.9)%	(17.3)%
      On a year-over-year basis, as well as on a sequential basis, our research and development expenses remained flat. Our research and development expenses of the fourth quarter 2005 included $3 million in share-based compensation costs for our employees. Excluding these items, our research and development expenses decreased sequentially mainly due to the seasonal effect and the positive impact of the U.S. dollar exchange rate. The foregoing impacts translated into a sequential decrease in research and development expenses as a percentage of net revenues.

Other income and expenses, net

	Quarter Ended

	Dec 31, 2005	Oct. 1, 2005	Dec 31, 2004

	(In millions)
Research and development funding	$29	$20	$47
Start-up costs	(10)	(12)	(18)
Exchange gain (loss) net	(20)	(5)	14
Patent claim costs	(6)	(6)	(16)
Gain on sale of non-current assets	8	(2)	—
Other, net	1	2	(4)
Other income and expenses, net	2	(3)	23
As a percentage of net revenues	0.1%	(0.1)%	1.0%
      “Other income and expenses, net” results include miscellaneous items such as research and development funding, gains on sale of non-current assets and as expenses it mainly includes start-up costs, net exchange losses and patent claim costs. In the fourth quarter 2005, research and development funding income was associated with our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The net gain on sale of non-current assets of $8 million is the result of the gains on sales of real estate properties in India and of certain equipment in other countries. Start-up costs were related to our conversion to 200-mm fab in Agrate (Italy), to the build-up of the 300-mm fab in Catania (Italy) and to the 150-mm fab expansion in Singapore. The net exchange loss related to transactions not designated as a cash flow hedge denominated in foreign currencies. Patent claim costs included costs associated with several ongoing litigations and claims; these costs are categorized either as patent litigation costs or pre-litigation costs, amounting to $3 million and $3 million, respectively.

Impairment, restructuring charges and other related closure costs

	Quarter Ended

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004

	(In millions)
Impairment, restructuring charges and other related closure costs	$(16)	$(12)	$(18)
As a percentage of net revenues	(0.7)%	(0.5)%	(0.8)%
      Our impairment, restructuring charges and other related closure costs of $16 million for the fourth quarter of 2005 were composed of:

•	Our new headcount restructuring plan announced in May 2005, which resulted in charges of $17 million mainly for employee termination benefits;

•	Our restructuring and reorganization activities initiated in the first quarter of 2005, which generated an additional charge of $1 million; and

•	Our ongoing 2003 restructuring plan and related manufacturing initiatives, which generated a positive impact of approximately $2 million as a result of a reversal of a provision pursuant to our decision made in the fourth quarter 2005 to keep a back-end production line in France.
      See Note 18 to our Consolidated Financial Statements.

Operating income

	Quarter Ended

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004

	(In millions)
Operating income	$197	$102	$210
In percentage of net revenues	8.2%	4.5%	9.0%
      Our operating income decreased on a year-over-year basis mainly due the negative impact of the ongoing pricing pressure on our net revenues and the increase in our total operating expenses mainly related to higher selling, general and administrative expenses and lower other incomes. These negative factors were partially compensated by overall improved efficiencies in our manufacturing activities and higher volume of sales.

      With respect to our product segments, on a year-over-year basis, only MPG registered an improvement in its operating income. ASG registered a decrease from $157 million compared to its operating income of $137 million in the fourth quarter of 2004, due to the negative impact of ongoing pricing pressure, lower sales and the negative impact of the effective U.S. dollar exchange rate. MLD operating income decreased from $105 million in the fourth quarter of 2004 to $67 million in the fourth quarter of 2005 due to continuing price pressure and increased operating expenses, while sales remained flat. In the fourth quarter of 2005, MPG registered an operating income of $27 million, compared to an operating income of $4 million in the fourth quarter of 2004, mainly due to significant increases in revenues and improved product mix.
      On a sequential basis, the main contributors to the increase of our operating income, in addition to currency benefits, were higher sales volumes, improved product mix and manufacturing efficiencies that more than compensated for the further decline in our selling prices.
      On a sequential basis, with respect to our three product segments, ASG reached a double-digit operating margin, MLD maintained a nearly 14% margin level sequentially notwithstanding tougher market conditions and as expected MPG generated an operating profit. ASG improved its operating income in the fourth quarter of 2005 to $137 million compared to $81 million in the third quarter 2005; ASG profitability benefited from higher sales and better product mix. MPG was able to move from its operating loss of $17 million in the third quarter of 2005 to an operating income of $27 million mainly due to higher sales, better product mix and improved manufacturing performances. MLD operating income in the fourth quarter 2005 was $67 million compared to $68 million in the third quarter of 2005; despite tougher pricing conditions, MLD maintained its profitability by achieving higher sales.

Interest income, net

	Quarter Ended

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004

	(In millions)
Interest income, net	$11	$8	$5
      Our interest income increased both year-over-year and sequentially. The year-over-year improvement reflects the decrease in interest expense due to our repurchases of our 2010 Bonds. In addition, the interest rate on our cash and cash equivalents has improved from approximately 2.3% at the end of the fourth quarter of 2004 to 4.1% at the end of the fourth quarter 2005.

Loss on equity investments

	Quarter Ended

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004

	(In millions)
Loss on equity investments	—	$(2)	$(2)
      We did not record any major variation in the fourth quarter of 2005 in relation to our investments. Our current major investment is as a minority shareholder in our joint venture in China with Hynix Semiconductor Inc., which is in a start-up phase. In the fourth quarter of 2004, we recorded a $2 million charge corresponding to the loss in the equity value of our shareholding in UPEK Inc.

Income tax benefit (expense)

	Quarter Ended

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004

	(In millions)
Income tax expense	$(25)	$(18)	$(26)
      During the fourth quarter of 2005, we incurred an income tax expense of $25 million as the result of actual tax charges in each jurisdiction for the total year.
      Our effective tax rate was 12.1% in the fourth quarter of 2005, compared to 17.0% in the third quarter of 2005 and compared to 12.3% in the fourth quarter of 2004. The effective tax rate for the fourth quarter of 2005 was prorated on the basis of actual tax charges in each jurisdiction. Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net income

	Quarter Ended

	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004

	(In millions)
Net income	$183	$89	$187
As percentage of net revenues	7.7%	3.9%	8.0%
      For the fourth quarter of 2005, we reported net income of $183 million, a significant improvement compared to $89 million in the third quarter of 2005. On a year-over-year basis, our net income was basically flat compared to net income of $187 million in the fourth quarter of 2004, and declined to 7.7% as a percentage of net revenues. Basic and diluted earnings per share for the fourth quarter of 2005 were both $0.20, comparable to the fourth quarter of 2004 with $0.21 and $0.20 respectively, and improved compared to the basic and diluted earnings of $0.10 per share for the third quarter of 2005.
Impact of Changes in Exchange Rates
      Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Japanese yen and other Asian currencies.
      As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar could increase in the short term our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located, given that most of our operations are located in the euro zone or other currency areas: as such they tend to increase when translated in U.S. dollars in case of dollar rate weakening or to reduce when the dollar rate is strengthening.
      Because our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations because we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate declined in value in 2005, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Consolidated Statement of Income for the year ended December 31, 2005 includes income and expense items translated at the average exchange rate for the period.
      Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the euro zone. Our effective average rate of the euro to the U.S. dollar was $1.28 for €1.00 in 2005 and it was $1.23 for €1.00 in 2004. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.
      As of December 31, 2005, the outstanding hedged amounts to cover manufacturing costs were €380 million and to cover operating expenses were €310 million, at an average rate of about $1.205 and $1.20 per euro respectively, maturing over the period from January 2006 to June 2006. As of December 31, 2005, these hedging contracts represented a deferred loss of $13 million after tax, registered in other comprehensive income in shareholders’ equity, compared to a deferred gain of $59 million as of December 31, 2004. Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and sold forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.
      Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar, therefore if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. As a result of losses incurred in respect of hedging contracts in 2005, we recorded total charges of $81 million, consisting of charges of $51 million to cost of sales, $23 million to research and development expenses, and $7 million to selling, general and administrative expenses, while in 2004, we registered a total income of $16 million. As the result of the gains or losses on exchange on all the other transactions, in 2005, we registered a net loss of $16 million compared to a net gain of $33 million in 2004.
      Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in euro as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At December 31, 2005, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euros and in Singapore dollars.
      Effective January 1, 2006, we have changed the organization of our Corporate Treasury and, simultaneously, we have created a Treasury Committee to oversee our investment and foreign exchange operations.
      For a more detailed discussion, see “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar”.
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
      At December 31, 2005, cash and cash equivalents totaled $2,027 million, compared to $1,950 million as of December 31, 2004 and $2,998 million as of December 31, 2003. During 2005, we invested in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. The principal was fully repaid to us in December 2005. We did not have marketable securities at December 31, 2005 as well as at December 31, 2004. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income/(expense), net.

Liquidity
      We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
      Net cash from operating activities. As in prior periods, the major source of cash during 2005 was cash provided by operating activities. Our net cash from operating activities totaled $1,798 million in 2005, decreasing compared to $2,342 million in 2004 and $1,920 million in 2003.
      Changes in our operating assets and liabilities resulted in net cash used of $472 million in 2005, compared to net cash used of $142 million in 2004. The main variations were due to the net cash used for inventory, and more cash was used for trade payables and for other assets and liabilities.

      Net cash used in investing activities. Net cash used in investing activities was $1,528 million in 2005, compared to $2,134 million in 2004 and $1,439 million in 2003. Payments for purchases of tangible assets were the main utilization of cash, amounting to $1,441 million for 2005, a significant decrease over the $2,050 million in 2004. The 2005 payments are net of $82 million proceeds from equipment resale. In 2005, cash used for investments in intangible assets and financial assets was $49 million and capital contributions to equity investments was $38 million. There were no payments for acquisitions in 2005 compared to $3 million paid in 2004 relating to the portion of Synad Ltd. cash consideration.
      Capital expenditures for 2005 were principally allocated to:

•	the capacity expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the conversion to 200-mm of our front-end facility in Agrate (Italy);

•	the capacity expansion of our back-end plants in Muar (Malaysia), Shenzhen (China), Toa Payoh (Singapore) and Malta;

•	the expansion of our 200-mm front-end facility in Phoenix (Arizona);

•	the capacity expansion of our 200-mm front-end facility in Rousset (France);

•	the completion of building and continuation of facilities for our 300-mm front-end plant in Catania (Italy);

•	the expansion of an 150-mm front-end and a 200-mm pilot line in Tours (France); and

•	the expansion of the 300-mm front-end joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc., in Crolles2 (France).
      Capital expenditures for 2004 were principally allocated to:

•	the expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the expansion of our 200-mm front-end facility in Rousset (France);

•	the facilitization of our 300-mm facility in Catania (Italy);

•	the upgrading of our front-end and research and development pilot line in Agrate (Italy);

•	the upgrading of our 200-mm front-end facility in Catania (Italy);

•	the expansion and upgrading of our front-end facilities 200-mm in Phoenix and 150-mm in Carrollton (United States); and

•	the capacity expansion in our back-end plants of Muar (Malaysia), Toa Payoh (Singapore), Shenzhen (China) and Malta.
      Capital expenditures for 2003 were principally allocated to:

•	the expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the upgrading of our 200-mm front-end plant in Agrate (Italy);

•	the expansion of our 200-mm front-end facility in Rousset (France);

•	the expansion of our 300-mm facility in Crolles2 (France);

•	the facilitization of our 300-mm facility in Catania (Italy); and

•	the expansion of our back-end facilities in Muar (Malaysia).
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

	Year Ended December 31,

	2005	2004	2003

	(In millions)
Net cash from operating activities	1,798	$2,342	$1,920
Net cash used in investing activities	(1,528)	(2,134)	(1,439)
Payment for purchase and proceeds from sale of marketable securities, net	—	—	(4)

Net operating cash flow	$270	$208	$477

      Due to the capacity of our operating activities to generate cash in excess of our investing activities, we generated net operating cash flow of $270 million in 2005, compared to net operating cash flow of $208 million in 2004. This resulted mainly from the decrease in net cash used in investing activities. In 2003, we generated a net operating cash flow of $477 million.
      Net cash used in financing activities. Net cash used in financing activities was $178 million in 2005 compared to $1,271 million in 2004. The major item of the cash used in 2005 was the payment of the dividends amounting to $107 million, equivalent to the amount paid in 2004 while the amount paid in 2003 was $71 million. The major item of the cash used for financing activities in 2004 was the repayment of long-term debt for a total amount of $1,288 million, mainly consisting of the redemption of all outstanding 2009 LYONs for an amount paid of $813 million and of the repurchase of all outstanding 2010 Bonds for an amount paid of $375 million. These bonds were cancelled. During 2003, we received proceeds from issuance of long-term debt of $1,398 million, mainly related to the offering of our 2013 Bonds, and we repaid $1,432 million mainly related to repurchases of our 2010 Bonds.

Capital Resources

Net financial position
      We define our net financial position as the difference between our total cash position (cash and cash equivalents) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness. The net financial position is determined as follows from our Consolidated Balance Sheets as at December 31, 2005, December 31, 2004 and December 31, 2003:

	Year Ended December 31,

	2005	2004	2003

	(In millions)
Cash and cash equivalents	$2,027	$1,950	$2,998
Marketable securities	—	—	—
Total cash position	2,027	1,950	2,998

Bank overdrafts	(11)	(58)	(45)
Current portion of long-term debt	(1,522)	(133)	(106)
Long-term debt	(269)	(1,767)	(2,944)

Total financial debt	(1,802)	(1,958)	(3,095)

Net financial position	$225	$(8)	$(97)

      The net financial position (cash and cash equivalents net of total financial debt) as of December 31, 2005 moved to a positive net financial cash position of $225 million, representing an improvement from the net financial debt position of $8 million as of December 31, 2004. The improvement of the net financial position mainly results from favorable net operating cash flow generated during 2005.
      At December 31, 2005, the aggregate amount of our long-term debt was approximately $1,791 million, including $1,379 million of 2013 Bonds. At the holder’s option, any outstanding 2013 Bond may be redeemed for cash on August 5, 2006, 2008 or 2010 for a total aggregate amount payable by us of $1,379 million on August 5, 2006 or $1,365 million on August 5, 2008 or $1,352 million on August 5, 2010. As a result of this holder’s redemption option on August 5, 2006, the outstanding amount of 2013 Bonds was classified in the consolidated balance sheet as “current portion of long-term debt”. Additionally, the aggregate amount of our short-term credit facilities was approximately $1,957 million, under which approximately $11 million of indebtedness was outstanding. Our long-term financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. See Note 14 to our Consolidated Financial Statements.
      As of December 31, 2005, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period

	Total	2006	2007	2008	2009	2010	Thereafter

	(In millions)
Long-term debt (including current portion)	1,791	1,522	119	58	30	22	40
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
      As of the end of 2005, we have the following credit ratings on our remaining convertible debt:

	Moody’s	Standard &
	Investors Service	Poor’s

Zero Coupon Senior Convertible Bonds due 2013	A3	A-
      On October 11, 2005, Moody’s issued a credit report confirming the above rating and updating the outlook from “stable” to “negative”.
      In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.
      On February 23, 2006, we issued zero-coupon senior convertible bonds due 2016 totaling gross proceeds of $928 million. The amount due to bondholders upon redemption or at maturity based on the accreted value of the bonds will produce a yield equivalent to 1.5% per annum on a semi-annual bond equivalent basis. We have granted an option to increase the issue size by up to 5% for a period of 30 days from settlement. Assuming full exercise of this option, gross proceeds from the offering will be up to $974 million. The bonds are convertible into a maximum of 42 million of our underlying common shares, including the increase option. The conversion price is $23.19, based on the closing price of common shares on the New York Stock Exchange on February 14, 2006, plus a 30% premium.
      On February 28, 2006, we announced plans for an inaugural senior unsecured bonds offering in the range of €500 million, which we anticipate will be launched in the near future, subject to market conditions.

Contractual Obligations, Commercial Commitments and Contingencies
      Our contractual obligations, commercial commitments and contingencies as of December 31, 2005, and for each of the five years to come and thereafter, were as follows(1):

	Total	2006	2007	2008	2009	2010	Thereafter

	(In millions)
Capital leases(3)	$26	$5	$5	$5	$5	$5	$1
Operating leases(2)	271	50	37	32	28	22	102
Purchase obligations(2)	1,053	940	79	34	—	—	—
of which:
Equipment purchase	576	576	—	—	—	—	—
Foundry purchase	260	260	—	—	—	—	—
Software, technology licenses and design	217	104	79	34	—	—	—
Joint Venture Agreement with Hynix Semiconductor Inc.(2)(5)	212	212	—	—	—	—	—
Other Obligations(2)	112	59	44	3	2	1	3
Long-term debt obligations (including
current portion)(3)(4)	1,791	1,522	119	58	30	22	40
Pension obligations(3)	270	29	20	22	26	28	145
Other non-current liabilities(3)	16	3	2	3	2	3	3
Total	$3,751	$2,820	$306	$157	$93	$81	$294

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.

(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2005.

(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2005.

(4)	See Note 14 to our Consolidated Financial Statements at December 31, 2005 for additional information related to long-term debt and redeemable convertible securities, in particular, in respect to the noteholders’ option to put our convertible bonds for earlier redemption in August 2006.

(5)	These amounts correspond to our capital commitments to the joint venture, but not the additional $250 million in loans that we have committed to provide.
      Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2006 to 2010 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.
      Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.
      We signed a joint venture agreement with Hynix Semiconductor Inc. (“Hynix”), on November 16, 2004 to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. As the business license for the joint venture was obtained in April 2005, we paid $38 million of capital contributions up to December 31, 2005. We expect to fulfill our remaining financial obligations up to our total contribution of $250 million in 2006. In addition, we are committed to grant long-term financing for $250 million to the new joint venture guaranteed by subordinated collateral on the joint venture’s assets. Furthermore, we have contingent future loading obligations to purchase products from the joint venture, which have not been included in the table above because, at this stage, the amounts remain contingent and non-quantifiable.
      Long-term debt obligations mainly consist of bank loans and convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. At the holder’s option, any outstanding 2013 Bond may be redeemed for cash on August 5, 2006, 2008 or 2010 for a total aggregate amount payable by us of $1,379 million on August 5, 2006 or $1,365 million on August 5, 2008 or $1,352 million on August 5, 2010. The conversion ratio is $985.09 per $1,000 principal amount of 2013 Bonds at August 5, 2006, $975.28 at August 5, 2008 and $965.56 at August 5, 2010, subject to adjustments in certain circumstances. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 Bonds was classified in the consolidated balance sheet as “current portion of long-term debt” at December 31, 2005.

      Pension obligations amounting to $270 million consist of our best estimates of the amounts that will be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements or terminations. This amount does not include the additional pension plan for a total of $11 million granted by our Supervisory Board to our former CEO, to a limited number of retired senior executives in the first quarter of 2005 and to our executive management in the fourth quarter of 2005, which was recorded as current liabilities as we are intending to transfer this obligation to an insurance company. We accrued the estimated premiums to expenses during 2005.
      Other non-current liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations.
      Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
     Off-Balance Sheet Arrangements
      As described above, we signed a joint-venture agreement in 2004 with Hynix to build a $2 billion front-end memory-manufacturing facility in China. At December 31, 2005, we had identified the joint venture as a Variable Interest Entity (VIE), but had determined that we are not the primary beneficiary of the VIE. We account for our share in the Hynix ST joint venture under the equity method. As of December 31, 2005, we had not provided any debt financing to the joint venture under our commitments described above. Our current maximum exposure to loss, as a result of our involvement with the joint venture, is limited to our equity and debt investment commitments.
      At December 31, 2005, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See the discussion below for more information about our convertible debt instruments and related conversion and redemption options.
      We have no other material off-balance sheet arrangements at December 31, 2005.

Financial Outlook
      We currently expect that capital spending for 2006 will be approximately $1.8 billion, an increase compared to the $1.4 billion spent in 2005. The major part of our capital spending will be dedicated to the leading edge technology fabs by increasing capacity in the 300-mm and for saturation of the existing 200-mm. We have the flexibility to modulate our investments up or down in response to changes in market conditions. At December 31, 2005, we had $576 million in outstanding commitments for equipment purchases for 2006.
      The most significant of our 2006 capital expenditure projects are expected to be: for the front-end facilities, (i) the expansion of the 300-mm front-end joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc., in Crolles 2 (France); (ii) the facilitization of a portion of our 300-mm plant in Catania (Italy); (iii) the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France); (iv) the capacity expansion and the upgrading of our 200-mm plant in Singapore; (v) the upgrading of our 200-mm fab and pilot line in Agrate (Italy); and (vi) for the back-end facilities, the capital expenditures will be mainly dedicated to the capacity expansion in our plants in Shenzhen (China), Bouskoura (Morocco) and Muar (Malaysia). We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.
      The holders of our 2013 Bonds may require us to redeem them on August 5, 2006 at a price of $985.09 per one thousand dollar face value. The conversion ratio is $985.09 per $1,000 principal amount of 2013 Bonds at August 5, 2006, $975.28 at August 5, 2008 and $965.56 at August 5, 2010, subject to adjustments in certain circumstances. The total redeemable amount will be equivalent to $1,379 million on August 5, 2006. There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that our ability to meet debt obligations is fully backed by our existing liquidity and may be complemented by our cash flow plan and/or by accessing equity and/or debt capital markets.
Impact of Recently Issued U.S. Accounting Standards
      In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“FAS 151”). The Statement requires abnormal amounts of idle capacity and spoilage costs to be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. We early adopted FAS 151 in 2005. As costs associated with underutilization of manufacturing facilities have historically been charged directly to cost of sales, FAS 151 has not had a material effect on our financial position or results of operations.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“FAS 153”). This Statement amends Opinion No. 29 to eliminate the exception to the basic fair value measurement principle for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Statement is effective prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with early application permitted. We adopted FAS 153 early in 2005 but have not had any material nonmonetary exchanges of assets since FAS 153 was published. Therefore, FAS 153 has not had a material effect on our financial position or results of operations.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment and the related FASB Staff Positions (collectively “FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005. We are required to adopt FAS 123R in the first quarter of 2006 or earlier, and we elected an early adoption in the fourth quarter of 2005 using the modified prospective application method. In 2005, we redefined our equity-based compensation strategy in order to maintain a more effective policy in motivating and retaining key employees, by no longer granting options but rather issuing non-vested stock. As part of this revised stock compensation policy, we decided in July 2005 to accelerate the vesting period of outstanding unvested stock options, following authorization from our shareholders at the annual general meeting held on March 18, 2005. As a result, options equivalent to approximately 32 million shares became exercisable immediately. Based on the market value of our shares, all these options had no intrinsic economic value at the date of acceleration. Furthermore, following the authorization of our Shareholders meetings of March 2005, we have decided a new plan in the fourth quarter 2005 by granting non-vested stock awards to senior executives, selected employees and members of the Supervisory Board equivalent to approximately 4.1 million of shares. Part of our treasury shares was designated to be used for these new share-based remuneration programs. According to FAS 123R, we registered a total charge of $9 million in our income statement. The full impact on our financial position and results of operations is illustrated in the information presented in Note 15.6 to our Consolidated Financial Statements — “Non-vested share awards”.
      In 2005, we adopted Financial Accounting Standards Board Interpretation No. 47 Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies certain terms of Financial Accounting Standards Board No. 143 Accounting for Asset Retirement Obligations (FAS 143) and related FASB Staff Positions, and deals with obligations to perform asset retirement activities in which the timing and (or) method of settlement are conditional on a future event, such as legal requirements surrounding asbestos handling and disposal that are triggered by demolishing or renovating a facility. The new guidance requires entities to recognize liabilities for these obligations if the fair value of a conditional asset retirement obligation can be reasonably estimated. Upon adoption of FIN 47, we identified our conditional asset retirement obligations and determined that none had a material effect on our financial position or results of operations for the year ended December 31, 2005.
Impairment, Restructuring Charges and Other Related Closure Costs
      In 2005, we have incurred charges related to the main following items: (i) the 150-mm restructuring plan started in 2003; (ii) the streamlining of certain activities decided in the first quarter 2005; (iii) the headcount reduction plan announced in second quarter of 2005; and (iv) the yearly impairment review.
      During the third quarter of 2003, we commenced a plan to restructure our 150-mm fab operations and part of our back-end operations in order to improve cost competitiveness. The 150-mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150-mm production to Singapore and by upgrading production to a finer geometry 200-mm wafer fab. The plan includes the discontinuation of production of Rennes, France; the closure as soon as operationally feasible of the 150-mm wafer pilot line in Castelletto, Italy; and the downsizing by approximately one-half of the 150-mm wafer fab in Carrollton, Texas. Furthermore, the 150-mm wafer fab productions in Agrate, Italy and Rousset, France will be gradually phased-out in favor of 200-mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. This manufacturing restructuring plan designed to enhance our cost structure and competitiveness is moving ahead and we expect it to be completed in the second half of 2006 later than previously anticipated to accommodate unforeseen qualification requirements of our customers. The total plan of impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax of which $294 million has been incurred as of December 31, 2005 ($13 million in 2005, $76 million in 2004 and $205 million in 2003). The total actual costs that we will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.
      In the first quarter of 2005, we announced our decision to reduce Access technology products for CPE modem products in order to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. This decision resulted in a total charge of $73 million for impairment of intangible assets and goodwill related to the CPE product lines and certain additional restructuring charges. This plan was completed in 2005.
      In the second quarter of 2005, we announced a restructuring plan that, combined with other initiatives, aims to reduce our workforce by 3,000 outside Asia by the second half of 2006, of which 2,300 are planned for Europe. We will also pursue the upgrading of the 150-mm production fabs to 200-mm, we will optimize on a global scale our Electrical Wafer Sorting (EWS) activities and we will harmonize and streamline our support functions and disengage from certain activities. The total cost of these new measures has been estimated in the range of $100 to $130 million pre-tax at the completion of the plan, of which $41 million has been incurred as of December 31, 2005. The total actual costs that we will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes. This plan is expected to be completed in the second half of 2006.
      In the third quarter of 2005, we performed the impairment test on an annual basis in order to assess the recoverability of the goodwill carrying value. As a result of this review, we have registered a $1 million charge in our 2005 accounts.

      Impairment, restructuring charges and other related closure costs incurred in 2005 are summarized as follows:

	Year Ended December 31, 2005

				Total Impairment,
				Restructuring
				Charges and
		Restructuring	Other Related	Other Related
	Impairment	Charges	Closure Costs	Closure Costs

	(In millions of U.S. dollars)
150-mm fab plan	—	(4)	(9)	(13)
Restructuring initiatives decided in the first quarter 2005	(63)	(9)	(1)	(73)
Restructuring plan decided in the second quarter 2005	(3)	(37)	(1)	(41)
Other	(1)	—	—	(1)

Total	(67)	(50)	(11)	(128)

      In 2005, total cash outlays for the restructuring plan amounted to $56 million, corresponding mainly to the payment of expenses consisting of $33 million related to our 150-mm restructuring plan, $8 million related to our first quarter restructuring initiatives, $13 million related to our second quarter 2005 restructuring plan and $2 million related to other obligations accrued in 2004.
      See Note 18 to our Consolidated Financial Statements.
Equity Method Investments

SuperH, Inc.
      In 2001, we formed with Renesas Technology Corp. (previously known as Hitachi, Ltd.) a joint venture to develop and license reduced instruction set computing (“RISC”) microprocessors. The joint venture, SuperH Inc., was initially capitalized with our contribution of $15 million in cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million in cash for a 56% interest. We accounted for our share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, we made additional capital contributions on which accumulated losses exceeded our total investment, which was shown at zero carrying value in the consolidated balance sheet.
      In 2003, the shareholders’ agreement was amended to require from us an additional $3 million cash contribution. This amount was fully accrued, based on the inability of the joint venture to meet its projected business plan objectives, and the charge was reflected in the 2003 consolidated statement of income line “Impairment, restructuring charges and other related closure costs”. In 2004, the shareholders agreed to restructure the joint venture by transferring the intellectual properties to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, we paid an additional $2 million, which was reflected in the 2004 consolidated statement of income as “Loss on equity investments”. In 2005, the joint venture was liquidated with no further losses incurred.

UPEK Inc.
      In 2004, we formed with Sofinnova Capital IV FCPR a new company, UPEK Inc., as a venture capital-funded purchase of our TouchChip business. UPEK Inc. was initially capitalized with our transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million in cash for a 52% interest. During the first quarter of 2005, an additional $9 million was contributed by Sofinnova Capital IV FCPR, reducing our ownership to 33%. We accounted for our share in UPEK Inc. under the equity method and recorded in 2004 losses of approximately $2 million, which were reflected in the 2004 consolidated statement of income as “Loss on equity investments”.
      On June 30, 2005, we sold our interest in UPEK Inc, for $13 million and recorded in the second quarter of 2005 a gain amounting to $6 million in “Other Income and Expenses, net” of our consolidated statement of income. Additionally, on June 30, 2005, we were granted warrants for 2,000,000 shares of UPEK Inc. at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an Initial Public Offering of UPEK Inc. above a predetermined value.

Hynix ST Joint Venture
      In 2004, we signed and announced the joint venture agreement with Hynix Semiconductor to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The joint venture is an extension of the NAND Flash Process/product joint development relationship. Construction of the facility began in 2005. When complete, the fab will employ approximately 1,500 people and will feature a 200-mm wafer production line planned to begin production at the end of 2006 and a 300-mm wafer production line planned to begin production in 2007. The total investment planned for the project is $2 billion. We will be contributing 33% of the equity financing, equivalent to $250 million, while Hynix will contribute 67%. We will also contribute $250 million as long-term debt to the new joint venture, guaranteed by subordinated collateral on the joint venture’s assets. As of December 31, 2005, we have not provided any debt financing to the joint venture under this commitment. Our current maximum exposure to loss as a result of our involvement with the joint venture is limited to our equity and debt investment commitments. The financing will also include credit from local Chinese institutions, involving debt and a long leasehold. In 2005, our contributions to the equity investment reached approximately $38 million. We plan to subscribe the additional capital of $212 million in 2006 concurrently with Hynix and once the financing from local financing institutions is in place.
      We have identified the joint venture as a Variable Interest Entity (VIE) at December 31, 2005, but have determined that we are not the primary beneficiary of the VIE. We are accounting for our share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture and recorded losses of approximately $4 million as “Loss on equity investments” in our 2005 Consolidated Statement of Income.
Backlog and Customers
      We entered 2006 with a backlog (including frame orders) that was significantly higher than we had entering 2005. This increase is due to high level of bookings and frames registered in the fourth quarter of 2005. However, the level of frame orders included in our backlog is high and is subject to significant adjustments on the basis of future customer demand. In 2005, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 22% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 82% of our net revenues, of which the top ten OEM customers accounted for approximately 50%. Distributors accounted for approximately 18% of our net revenues. We have no assurance that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Item 6.	Directors, Senior Management and Employees
Directors and Senior Management
      The management of our company is entrusted to the Managing Board under the supervision of the Supervisory Board.

Supervisory Board
      The Supervisory Board advises the Managing Board and is responsible for supervising the policies pursued by the Managing Board and the general course of our affairs and business. The Supervisory Board consists of such number of members as is resolved by the annual shareholders meeting upon a non-binding proposal of the Supervisory Board, with a minimum of six members. Decisions by the annual shareholders meeting concerning the number and the identity of our Supervisory Board members are made by a simple majority of the votes cast at a meeting, provided quorum conditions are met (15% of our outstanding share capital present or represented).
      Our Supervisory Board had the following nine members since our annual shareholders meeting on March 18, 2005:

Name(1)	Position	Year Appointed(2)	Term Expires	Age

Gérald Arbola	Chairman	2004	2008	57
Bruno Steve	Vice Chairman	1989	2008	64
Matteo del Fante	Member	2005	2008	39
Tom de Waard	Member	1998	2008	59
Douglas Dunn	Member	2001	2006	61
Francis Gavois	Member	1998	2006	70
Didier Lombard	Member	2004	2008	64
Antonino Turicchi	Member	2005	2008	40
Robert M. White	Member	1996	2006	67

(1)	Messrs. Riccardo Gallo and Alessandro Ovi, who were Supervisory Board Members throughout fiscal year 2004, were replaced by Messrs. Antonino Turicchi and Matteo del Fante at the annual general meeting on March 18, 2005.

(2)	As a member of the Supervisory Board.
      After our annual general meeting of shareholders, the Supervisory Board appointed Mr. Gérald Arbola as Chairman of the Supervisory Board and Mr. Bruno Steve as Vice Chairman, each for a three-year term. In addition, the Supervisory Board appointed Presidents and members to the Strategic Committee, the Audit Committee and the Compensation Committee. Mr. Gérald Arbola was appointed President of the Strategic Committee, and Messrs. Bruno Steve, Antonino Turicchi, Didier Lombard and Robert White were appointed as members. Mr. Tom de Waard was appointed President of the Audit Committee, Messrs. Robert White and Doug Dunn were appointed members and Messrs. Matteo del Fante and Francis Gavois were appointed as observers. Mr. Gérald Arbola was appointed President of the Compensation Committee, and Messrs. Bruno Steve, Antonino Turicchi, Didier Lombard and Tom de Waard were appointed as members.
      During our annual shareholders meeting in 2006, the mandates of three of our Supervisory Board members, Messrs. Dunn, Gavois and White, will expire. Messrs. Steve, Arbola, del Fante, de Waard, Lombard and Turicchi all have mandates which will expire at our annual shareholders meeting in 2008.
      Resolutions of the Supervisory Board require the approval of at least three-quarters of its members. The Supervisory Board must meet upon request by two or more of its members or by the Managing Board. The Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. The Supervisory Board meets at least five times a year, including once a quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website at http://www.st.com/stonline/company/governance/index.htm. As part of those duties, Supervisory Board members in 2004 performed a self-evaluation, and evaluated the Managing Board. In 2005, the Supervisory Board approved an updated version of its charter.
      There is no mandatory retirement age for members of our Supervisory Board pursuant to Dutch law. Members of the Supervisory Board may be suspended or dismissed by the annual shareholders meeting. The

Supervisory Board may make a proposal to the annual shareholders meeting for the suspension or dismissal of one or more of its members. The members of the Supervisory Board receive compensation as authorized by the annual shareholders meeting. Each member of the Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiry of such member’s term of office.

Biographies
      Gérald Arbola was appointed to our Supervisory Board at the 2004 annual shareholders meeting and was reelected at the 2005 annual shareholders meeting. Mr. Arbola was appointed the Chairman of our Supervisory Board on March 18, 2005. Mr. Arbola previously served as Vice Chairman of our Supervisory Board from April 23, 2004 until March 18, 2005. Mr. Arbola is also Chairman of our Supervisory Board’s Compensation Committee and Strategic Committee, and serves on its Nominating and Corporate Governance Committee. Mr. Arbola has served as Chief Financial Officer and member of the Executive Board of Areva since July 3, 2001. Mr. Arbola joined the Cogema group in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of Cogema in 1992. He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the boards of directors of Cogema, Framatome ANP, Areva T&D Holdings and Chairman of Areva Finance Gestion S.A. and Cogerap. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola is the Chairman of the Supervisory Board of ST Holding and a Chairman of the Board of Directors of FT1CI.
      Bruno Steve has been a member of our Supervisory Board since 1989 and was appointed Vice Chairman of our Supervisory Board on March 18, 2005, and previously served as Chairman of our Supervisory Board from March 27, 2002 through March 18, 2005, from July 1990 through March 1993, and from June 1996 until May 1999. He also served as Vice Chairman of the Supervisory Board from 1989 to July 1990 and from May 1999 through March 2002. Mr. Steve serves on our Supervisory Board’s Compensation Committee as well as on its Nominating and Corporate Governance and Strategic Committees. He was with Istituto per la Ricostruzione Industriale-IRI S.p.A. (“IRI”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently President of the board of statutory auditors of Alitalia S.p.a. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.
      Matteo del Fante was appointed to our Supervisory Board at our 2005 annual shareholders meeting. Mr. del Fante is also a non-voting observer on its Audit Committee. Mr. del Fante has served as the Chief Financial Officer of CDP in Rome since the end of 2003. Prior to joining CDP, Mr. del Fante held several positions at JPMorgan Chase in London, England, where he became Managing Director in 1999. During his 13 years with JPMorgan Chase, Mr. del Fante worked with large European clients on strategic and financial operations. Mr. del Fante obtained his degree in Economics and Finance from Università Bocconi in Milan in 1992, and followed graduate specialization courses at New York University’s Stern Business School. Mr. del Fante is the Vice Chairman of the Supervisory Board of ST Holding, our largest shareholder.
      Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard was appointed Chairman of the Audit Committee by the Supervisory Board in 1999 and Chairman of the Nominating and Corporate Governance Committee in 2004 and 2005, respectively. He also serves on our Supervisory Board’s Compensation Committee. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and was the Managing Partner of Clifford Chance Amsterdam office from May 1, 2002 until May 1, 2005. As of January 1, 2005, he was elected to the Management Committee of Clifford Chance, where he represents Continental Europe. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is a member of the Supervisory Board of BESI N.V. and of its audit and nominating committees. He is also chairman of BESI’s compensation committee. Mr. de Waard is a member of the board of the foundation “Stichting Sport en Zaken”.

      Douglas Dunn has been a member of our Supervisory Board since 2001. He is a member of its Audit Committee since such date. He was formerly President and Chief Executive Officer of ASM Lithography Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired effective October 1, 2004. Mr. Dunn currently serves as a non-executive director on the Board of Directors of ARM Holdings plc, a UK company, LG.Philips LCD, a Korean company, OMI, an Irish company, SOITEC, a French company, and on the board of TomTom NV, a Dutch company. He is also a member of the audit committees of ARM Holdings plc, SOITEC and TomTom NV, a Dutch company. He is also a member of the audit committees of ARM Holdings plc, SOITEC and TomTom N.V. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors. From 1980 to 1993 he held various positions at Plessey Semiconductors.
      Francis Gavois has been a member of our Supervisory Board since 1998. Mr. Gavois is currently a non-voting observer on the Audit Committee of our Supervisory Board after previously having served as a voting member through March 18, 2005. Mr. Gavois is a member of the Boards of Directors and of the audit committee of Plastic Omnium and the Consortium de Réalisation (CDR). He also served as the Chairman of the Supervisory Board of ODDO et Cie until May 2003. From 1984 to 1997, Mr. Gavois held several positions, including Chairman of the Board of Directors and Chief Executive Officer of Banque Française du Commerce Extérieur (BFCE). Prior to that time Mr. Gavois held positions in the French government. He is Inspecteur des Finances and a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration. Mr. Gavois is also a member of the Supervisory Boards of ST Holding and FT1CI.
      Didier Lombard was first appointed to the Supervisory Board at the 2004 annual shareholders meeting and was reelected at the 2005 Annual Shareholders Meeting. He serves on the Compensation and Strategic Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also Chairman of the Board of Directors of Orange and a member of the Board of Directors of Thomson, one of our important customers, and Wanadoo, as well as a member of the Supervisory Board of ST Holding (our largest shareholder) and Radiall. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.
      Antonino Turicchi was appointed as a member of our Supervisory Board at our 2005 annual shareholders meeting. He serves on its Compensation and Strategic Committees. Mr. Turicchi earned a degree cum laude in Economics and Business from the University of Rome and, after receiving a scholarship from Istituto San Paolo di Torino, he attended the masters’ program in Economics at the University of Turin in 1991 and 1992. In 1993, he was awarded a grant from the European Social Fund to attend the masters’ program in International Finance and Foreign Trade. Mr. Turicchi has been Managing Director of CDP in Rome since June 2002. From 1994, Mr. Turicchi held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted to director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma, and from 2000 until 2003, he served on the board of EUR S.p.A.
      Robert M. White has been a member of our Supervisory Board since 1996. He serves on its Strategic and Audit Committees. Mr. White is a University Professor Emeritus at Carnegie Mellon University and serves as a member of several corporate boards, including that of Silicon Graphics, Inc., as well as on its audit committee and nominating and corporate governance committee. He is a former director of Read-Rite Corporation, which filed for bankruptcy in July 2003. Mr. White is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society’s Pake Prize for research and technology management in 2004. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States government. Prior to 1990, Mr. White served in several key executive positions, including Principal Scientist for Xerox Corporation and Vice President and Chief Technology Officer for Control Data Corporation. He received a doctoral degree in Physics from Stanford University and graduated with a degree in physics from Massachusetts Institute of Technology.

Corporate Governance at ST
      Since our formation in 1987, we have demonstrated a consistent commitment to the principles of good corporate governance, evidenced by:

•	Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders.

•	Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and our strict policies, implemented since our 1994 initial public offering, to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures.

•	Our compliance with United States, French and Italian securities laws, because our shares are listed in these jurisdictions, and with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business.

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.
      As a Dutch company, we became subject to the Dutch Corporate Governance Code (the “Code”) effective January 1, 2004. As we are listed on the NYSE, Euronext Paris and the Borsa Italiana in Milan, but not in the Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations contained in the Code. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. Our Charter was discussed with and approved by our shareholders at our 2004 annual shareholders meeting. The ST Corporate Governance Charter was updated in 2005 and will be further updated and expanded whenever necessary or advisable. We are committed to inform our shareholders of any significant changes in our corporate governance policies and practices at our annual general meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them.
      The Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with Areva, CDP, and/or Finmeccanicca, who are currently parties to the STH Shareholders’ Agreement. See “Item 7. Major Shareholders and Related-Party Transactions — Shareholders’ Agreements — STH Shareholders’ Agreement”. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of ST’s stakeholders and of ST’s business and must act independently in their supervision of ST’s management. The Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.
      We have been informed in 2004 that our then principal direct and indirect shareholders, Areva, Finmeccanica, and France Telecom, FT1CI S.A. (“FT1CI”), and ST Holding and ST Holding II, signed a new shareholders’ agreement in March 2004, to which we are not a party (the “STH Shareholders’ Agreement”). We have been informed that CDP joined this agreement at the end of 2004 and that since September 2005 France Telecom is no longer a shareholder of FT1CI or an indirect shareholder (through ST Holding and ST Holding II) of our company, pursuant to the disposition by France Telecom of approximately 26.4 million of our currently existing common shares, representing the totality of the shares held by France Telecom in our company. Under the STH Shareholders’ Agreement, Finmeccanica, CDP and FT1CI have provided for their right, subject to certain conditions, to insert on a list, prepared for proposal by ST Holding II to our annual shareholders meeting, certain members for appointment to our Supervisory Board. This agreement also contains other corporate governance provisions, including decisions to be taken by our Supervisory Board which are subject to certain prior approvals, which are described in “Item 7. Major Shareholders and Related-Party Transactions”. See also “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests”.

      Our Supervisory Board held several meetings in 2003, 2004 and 2005 to discuss the new Dutch corporate governance code, the implementing rules and corporate governance standards of the SEC and of the NYSE. It created an Ad Hoc Committee composed of Messrs. de Waard (Chairman), Steve and Gavois. The committee considered our independence criteria, Corporate Governance Charter and Supervisory Board Charter. Based on the work of the Ad Hoc Committee, our Supervisory Board also considered, with respect to such matters, our unique history as a European company incorporated in the Netherlands following the combination of the Italian and French semiconductor businesses and our shareholding structure, with approximately 70% of our shares held by the public and approximately 30% indirectly held by French and Italian state-controlled companies.
      Based on all these factors, in 2005, the Supervisory Board established the following independence criteria for its members: Supervisory Board members must have no material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.
      The Supervisory Board also adopted the specific bars to independence established by the NYSE. On that basis, the Supervisory Board in March 2005 concluded, in its business judgment, that all members qualified as independent based on the criteria set forth above.
      We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Two of our Supervisory Board members with affiliations to our largest shareholder, ST Holding, and its French and Italian state-controlled shareholders, are non-voting observers on our Audit Committee. Because we are a Dutch company, the Audit Committee is an advisory committee, which reports to the Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In 2005, in compliance with NYSE requirements, our Audit Committee established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by employees of the Company regarding questionable accounting or auditing matters. These procedures were approved by our Supervisory Board and implemented under the responsibility of our Managing Board. Thereupon, our chief executive officer provided a written affirmation of our compliance with NYSE standards as applicable to non-U.S. companies like ST.
      No member of the Supervisory Board or Managing Board has been (i) subject to any convictions in relation to fraudulent offenses during the five years preceding the date of this Form 20-F, (ii) other than Mr. White who is a former director of Read-Rite Corporation, which filed for bankruptcy in July 2003, no member has been associated with any company in bankruptcy, receivership or liquidation in the capacity of member of the administrative, management or supervisory body, partner with unlimited liability, founder or senior manager in the five years preceding the date of this Form 20-F or (iii) subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including professional bodies) or disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any issuer during the five years preceding the date of this Form 20-F.
      We have demonstrated a consistent commitment to the principles of good corporate governance evidenced by our early adoption of policies on important issues such as “conflicts of interest”. Pursuant to our Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the company on the one hand and members of the Supervisory Board and Managing Board on the other hand.
      For example in 2005, our Managing Board requested that our Supervisory Board decide upon the renewal of a contract for the provision of various telecom-related services with EQUANT, a subsidiary of France Telecom. One of our Supervisory Board members is Chairman and CEO of France Telecom. The Supervisory Board noted the Managing Board’s assessment of the positive commercial benefits of such contract and noted that the contract was concluded at normal and competitive conditions and was based on a long-standing proven business relationship between EQUANT and us. Additionally in 2005, our Managing Board requested that our Supervisory Board decide upon a development and license agreement to be concluded with Quadrics Limited, a company owned by Alenia Aeronautica that is in turn owned by Finmeccanica, one of our principal shareholders. The Supervisory Board noted that the contract was concluded in the ordinary course of business at normal conditions and that it was considered mutually beneficial for Quadrics Limited and us. Additionally, one of our Supervisory Board members is a member of the Board of Directors of Thomson, which is one of our strategic customers. We believe that the transactions with Thomson are made on an arms length basis in line with market practices and conditions with neither Thomson nor us benefiting from terms any more favorable than those which could be obtained in a bona fide transaction with a third party. Please see “Item 7. Major Shareholders and Related-Party Transactions”.

Supervisory Board Committees
      Membership and Attendance. Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2005 was as follows:

		Audit	Compensation	Strategic
Number of Meetings Attended in 2005(1)	Full Board	Committee	Committee	Committee

Bruno Steve	7	—	5	4
Gérald Arbola	7	—	5	4
Tom de Waard	7	11	5	—
Douglas Dunn	7	9	—	—
Francis Gavois(2)(3)	7	11	—	—
Antonino Turicchi	5	—	3	3
Didier Lombard	7	—	3	4
Matteo del Fante(2)(3)	5	7	—	—
Robert M. White	7	11	—	4
Riccardo Gallo(2)	2	4	—	—
Alessandro Ovi(2)	2	—	—	1

(1)	Includes meetings attended by way of conference call.

(2)	Messrs. Riccardo Gallo and Alessandro Ovi, who were Supervisory Board Members throughout fiscal year 2004, were replaced by Messrs. Antonino Turicchi and Matteo del Fante at the annual general meeting on March 18, 2005.

(3)	Appointed as non-voting observer to Audit Committee.
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
      The Audit Committee met 11 times during 2005. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, external and internal auditors. On several occasions, the Audit Committee met with outside U.S. legal counsel, who explained and analyzed actions required by the new NYSE’s final and amended corporate governance rules and the Sarbanes-Oxley Act. In compliance with NYSE requirements, the Audit Committee established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by employees of the Company regarding questionable accounting and auditing matters. In addition, the Audit Committee regularly discussed the progress of implementation of internal controls over financial reporting and reviewed management’s conclusions as to the effectiveness of internal controls. The Audit Committee in early 2005 made a proposal to reappoint our external auditors, which was submitted and adopted at our 2005 shareholders meeting. The Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2005, and the associated press release published on January 24, 2006. Additionally, the Audit Committee reviewed our external auditors’ statement of independence with them. The Audit Committee also approved the compensation of our external auditors and approved the scope of their audit, audit-related and non-audit-related services. Furthermore, the Audit Committee held separate meetings with the external auditors and discussed with them ST’s critical accounting policies with our external auditors, outside the presence of our management. The Audit Committee also reviewed and approved our internal audit plan for 2006.
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

The Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F.
      Furthermore, the Audit Committee monitors our compliance with the European Directive that requires us to prepare a set of accounts pursuant to IFRS in advance of our 2006 annual shareholders meeting. In this respect, the Audit Committee has approved our decision to continue to report our Consolidated Financial Statements under U.S. GAAP, while complying with our reporting obligations under IFRS by preparing a complementary set of our 2005 accounts. Furthermore, our Audit Committee has noted that while our accounting systems are in place to prepare a separate set of accounts pursuant to IFRS for financial year 2005, we will not be able to provide reconciliations pursuant to IFRS for previous periods, in particular critical items such as capitalization of our development expenses. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.
      The Audit Committee also proceeded with its annual review of our internal audit, as well as the scope, planning and costs of our external audit activities.
      The Audit Committee reviewed its charter with the assistance of our outside U.S. counsel, completed a self-evaluation and reported regularly to the Supervisory Board. The Audit Committee Charter is posted on our website.
      On March 18, 2005, our Supervisory Board re-appointed Mr. de Waard as Chairman, and appointed Messrs. Dunn and White as members. Messrs. del Fante and Gavois were appointed non-voting observers to the Audit Committee. The Audit Committee also determined that three members of the Audit Committee qualified as “audit committee financial experts” and that all of its members are financially literate.
      Compensation Committee. Our Compensation Committee proposes to our Supervisory Board the compensation for our President and Chief Executive Officer, the sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock-based compensation plans for all employees. The Compensation Committee met five times in 2005, including one meeting outside the presence of management, the CEO and the COO.
      Among its main activities, the Compensation Committee reviewed and approved the Managing Board compensation for 2004 and reviewed and approved the Managing Board’s Compensation policy for the year 2005 which was subsequently adopted by our shareholders at our 2005 annual shareholders meeting. The Compensation Committee also proposed to the Supervisory Board, which approved it, the CEO’s total compensation package, including the part of stock-based compensation granted to our CEO for services to be rendered in 2005, tied to our performance in 2005 according to quantifiable criteria fixed by our Supervisory Board upon the proposal from its Compensation Committee.
      The Compensation Committee also reviewed and approved a proposal by the Managing Board to amend the existing 2001 Stock Option Plan for senior executives and key employees of the Company to provide for the grant of stock-based compensation instead of stock options. The Compensation Committee reviewed the status of past grants, which were no longer functioning as a retention tool, and approved amendments with the objective of better incentivizing our senior executives and key employees through the grant of stock awards as approved by our 2005 annual shareholders meeting. Furthermore, the Compensation Committee reviewed and recommended the criteria relating to our sales and financial performance as well as the continued service requirements to be met for the granted shares to vest in favor of their designated beneficiaries. The Compensation Committee also approved the list of proposed beneficiaries and the amount of granted shares in 2005 pursuant to the proposal of our management and upon the delegation from our Supervisory Board. Furthermore, the Compensation Committee with the approval of the Supervisory Board authorized the sole member of the Managing Board to grant up to 159,935 restricted share awards plus the shares related to employees who left the Company, so that the total number of shares granted to executives and key employees under the plan in addition to the 100,000 shares which may be received by our President and CEO for 2005 may reach 4.1 million shares in accordance with the authorizations granted by our 2005 annual shareholders meeting. See “— Stock Awards and Options — Employee and Managing Board Stock Option Plans — 2001 Stock Option Plan” below.
      On March 18, 2005, our Supervisory Board appointed Mr. Gérald Arbola as President of the Compensation Committee, and Messrs. Bruno Steve, Antonino Turicchi, Didier Lombard and Tom de Waard were appointed as members.

      Strategic Committee. Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is particularly involved in supervising the execution of strategic transactions.
      The Strategic Committee met four times in 2005, in the presence of the CEO, the COO, the Director of Strategic Planning and the CFO. Among its main activities, the Strategic Committee reviews our long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market.
      On March 18, 2005, our Supervisory Board appointed Mr. Gérald Arbola as President of the Strategic Committee, and Messrs. Bruno Steve, Antonino Turicchi, Didier Lombard and Robert White were appointed as members.
      Nominating and Corporate Governance Committee. The Supervisory Board met after the April 23, 2004 annual shareholders meeting to resolve upon the Charter and composition of the new Nominating and Corporate Governance Committee. The Charter of the Committee was posted on our website thereafter. At the time of its creation in 2004, our Nominating and Corporate Governance Committee devoted its efforts to evaluating the structure and composition of our Supervisory Board in view of the expiration of the terms of all prior members at the 2005 annual shareholders meeting. On October 25, 2005, our Supervisory Board appointed Mr. Tom de Waard as President of the Nominating and Corporate Governance Committee and Messrs. Gérald Arbola, Bruno Steve, Antonino Turicchi and Didier Lombard were appointed as members. Our Nominating and Corporate Governance Committee began in the fall of 2005 to evaluate the profiles of candidates to fill the three positions up for renewal at our 2006 annual shareholders meeting.
      Secretariat and Controllers. Our Supervisory Board appoints and dismisses a Secretary and Assistant Secretary as proposed by the Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to the Supervisory Board, who is appointed and dismissed by the Supervisory Board. The Secretary, Assistant Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is to organize meetings, ensure continuing education and training of the Supervisory Board members, record-keeping, and similar functions. Through March 18, 2005, the Secretary was Mr. Bertrand Loubert, the Assistant Secretary was Mr. Luciano Acciari, and the Executive Secretary was Mr. Pierre Ollivier, who is also our General Counsel. Mr. Willem Steenstra Toussaint also supports the activities of the Secretariat. Mr. Acciari and Mr. Loubert currently serve as Secretary and Vice Secretary for the Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board, respectively, while Mr. Steenstra Toussaint serves as Secretary of the Audit Committee. Mr. Ollivier continues to serve as Executive Secretary of our Supervisory Board.
      Our Supervisory Board appoints and dismisses two financial experts (“Controllers”). The mission of the Controllers is primarily to assist the Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. Following our 2005 annual shareholders meeting, the current Controllers are Messrs. Christophe Duval and Andrea Novelli.
      The STH Shareholders’ Agreement among our principal direct and indirect shareholders contains provisions with respect to the appointment of the Secretary, Assistant Secretary and Controllers, which are described in “Item 7. Major Shareholders and Related-Party Transactions”.

Managing Board
      In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of the Supervisory Board. From our creation in 1987 through our 2005 annual shareholders meeting, Mr. Pasquale Pistorio was our President and Chief Executive Officer and served as the sole member of the Managing Board. Upon Mr. Pistorio’s recommendation, our Supervisory Board proposed, and our 2005 annual shareholders meeting approved, the appointment of Mr. Carlo Bozotti as sole member of the Managing Board with the function of President and Chief Executive Officer for a three-year term to expire at our 2008 annual shareholders meeting. The 2005 annual shareholders meeting was also informed of the appointment, upon the proposal of Mr. Carlo Bozotti, and with the endorsement of the Supervisory Board, of Mr. Alain Dutheil as Chief Operating Officer, reporting to Mr. Bozotti. In recognition of Mr. Pistorio’s role in steering the Company since its creation in 1987 to become one of the leaders in the semiconductor industry, our Supervisory Board approved the decision taken by the new sole member of our Managing Board and President and CEO to appoint Mr. Pistorio as non-executive Honorary Chairman of the Company. In that position, Mr. Pistorio acts as “Ambassador” of the

Company while continuing to make available to us, as appropriate, his experience and insight into the semiconductor, electronics and industrial worlds.
      The Managing Board consists of such number of members as resolved by the annual shareholders meeting upon the proposal of the Supervisory Board. The members of the Managing Board are appointed for three-year terms as defined in our Articles of Association upon a non-binding proposal by the Supervisory Board at the annual shareholders meeting adopted by a simple majority of the votes cast at a meeting where at least 15% of the outstanding share capital is present or represented. If the Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of the Managing Board to be chairman of the Managing Board for a three-year term, as defined in our Articles of Association (upon approval of at least three-quarters of the members of the Supervisory Board). Resolutions of the Managing Board require the approval of a majority of its members. Since its creation, our Managing Board has always been comprised of a sole member.
      The annual shareholders meeting may suspend or dismiss one or more members of the Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. If the quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal. Such a quorum is not required if a suspension or dismissal is proposed by the Supervisory Board. In that case, a resolution to dismiss or to suspend a member of the Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our outstanding share capital is present or represented. The Supervisory Board may suspend members of the Managing Board, but a shareholders meeting must be convened within three months after such suspension to confirm or reject the suspension. The Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of the Managing Board, be temporarily responsible for our management.
      Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. The Managing Board must seek prior approval from the annual shareholders meeting for decisions regarding a significant change in the identity or nature of the Company. Under the Articles of Association, the Managing Board must obtain prior approval from the Supervisory Board for (i) all proposals to be submitted to a vote at a shareholders meeting; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board. In addition, under the Articles of Association, the Supervisory Board and our shareholders meeting may specify by resolution certain additional actions by the Managing Board that require its prior approval.
      In accordance with our Corporate Governance Charter, the sole member of our Management Board and our Executive Officer may not serve on the board of a public company without the prior approval of our Supervisory Board. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Management Board member and our Executive Officers and their duties to our Company.
      Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regards to ST and any of our direct or indirect subsidiaries require prior approval from our Supervisory Board: (i) any modification of our Articles of Association other than those of our wholly-owned subsidiaries; (ii) any change in our authorized share capital, issue, acquisition or disposal of our own shares, change in any shareholder rights or issue of any instruments granting an interest in our capital or profits other than those of our wholly-owned subsidiaries; (iii) any liquidation or disposal of all or a substantial and material part of our assets or any shares we hold in any of our subsidiaries; (iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company; (v) approval of such company’s draft consolidated balance sheets and financial statements or any profit distribution by such company; (vi) entering into any agreement that may qualify as a related-party transaction, including any agreement with ST Holding, ST Holding II, FT1CI, Areva, CDP or Finmeccanica; (vii) the key challenges of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in Article 16.1 of the Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval although their financing was provided for in the approved annual budget; and (ix) approval of the quarterly, semiannual and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and beginning with the 2005 annual accounts IFRS, prior to submission for shareholder adoption.

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

Executive Officers
      Our executive officers support the Managing Board in its management of us, without prejudice to the Managing Board’s ultimate responsibility. Our executive officers at the end of fiscal year 2005 were:

			Years in
		Years with	Semi-conductor
Name	Position	Company	Industry	Age

Executive Committee
Carlo Bozotti	President and Chief Executive Officer	29	29	53
Alain Dutheil	Chief Operating Officer	23	36	60
Laurent Bosson	Executive Vice President, Front-end Technology and Manufacturing	23	23	63
Andrea Cuomo	Executive Vice President, Advanced System Technology and Chief Strategic Officer (and for other staff functions)	23	23	51
Carlo Ferro	Executive Vice President, Chief Financial Officer (and for Infrastructure and Services organization)	6	6	45
Philippe Geyres	Executive Vice President, HPC (and for the other product segments)	22	29	53
Enrico Villa	Executive Vice President, Europe Region (and for Sales and Marketing organizations)	39	39	64
Executive Staff
Georges Auguste	Corporate Vice President, Total Quality and Environmental Management	19	32	56
Gian Luca Bertino	Corporate Vice President, CPG	9	20	46
Patrice Chastagner	Corporate Vice President, Human Resources	20	20	58
Ugo Carena	Corporate Vice President, APG	9	28	62
Marco Luciano Cassis	Corporate Vice President, STMicroelectronics Japan	18	18	42
François Guibert	Corporate Vice President, Emerging Markets Region	25	28	52
Reza Kazerounian	Corporate Vice President, North America Region	6	21	48
Otto Kosgalwies	Corporate Vice President, Infrastructure and Services	22	22	50
Robert Krysiak	Corporate Vice President and General Manager of our new “Greater China” sales region	17	23	51
Mario Licciardello	Corporate Vice President, MPG	41	41	64
Jean-Claude Marquet	Corporate Vice President, Asia Pacific Region	20	39	63
Piero Mosconi(1)	Corporate Vice President, Treasurer	42	42	66
Carlo Ottaviani	Corporate Vice President, Communications	41	41	62

			Years in
		Years with	Semi-conductor
Name	Position	Company	Industry	Age

Carmelo Papa	Corporate Vice President, MLD (since January 2006 Micro, Power, Analog)	23	23	56
Giordano Seragnoli	Corporate Vice President, Back-end Manufacturing and Subsystems Products Group	41	43	69

(1)	Mr. Piero Mosconi retired in December 2005.
      Our President and Chief Executive Officer and sole member of our Managing Board, Mr. Carlo Bozotti, has appointed a Corporate Executive Committee, comprised of five Executive Vice Presidents, the CEO and the COO. The Executive Vice Presidents represent all the functions of the organization: the product segments, sales and marketing (including regions), the manufacturing and technology research and development activities and the central functions. The role of the Executive Committee is to set corporate policy, coordinate strategies of ST’s various functions representing its constituents, and drive major cross functional programs. The Executive Committee, chaired by Mr. Bozotti, or by Mr. Dutheil in Mr. Bozotti’s absence, meets frequently (generally every two weeks), while executive staff meetings are held on a quarterly basis with the attendance of all corporate vice presidents. Under our organizational structure, product segments and staff functions report directly to Mr. Bozotti, while our sales, marketing, manufacturing and technology research and development functions report to our COO.

Biographies
      Carlo Bozotti is our President, Chief Executive Officer and the sole member of our Managing Board. As CEO, Mr. Bozotti chairs our Executive Committee. Prior to taking on this new role at the 2005 annual shareholders meeting, Mr. Bozotti served as Corporate Vice President, MPG since August 1998. Mr. Bozotti joined SGS Microelettronica in 1977 after graduating in Electronic Engineering from the University of Pavia. Mr. Bozotti served as Product Manager for the Industrial, Automotive and Telecom products in the Linear Division and as Business Unit Manager for the Monolithic Microsystems Division from 1987 to 1988. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Region in 1991. Mr. Bozotti served as Corporate Vice President, MPG from August 1998 through March 2005, after having served as Corporate Vice President, Europe and Headquarters Region from 1994 to 1998.
      Alain Dutheil was appointed Chief Operating Officer in 2005, with the endorsement of the Supervisory Board. He is also the Vice Chairman of our Corporate Executive Committee. Prior to his appointment as COO, he served as Corporate Vice President, Strategic Planning and Human Resources from 1994 and 1992, respectively. After graduating in Electrical Engineering from the Ecole Supérieure d’Ingénieurs de Marseille (“ESIM”), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director in France in 1980 and Director of Operations for Portugal in 1982. He joined Thomson Semiconductors in 1983 as General Manager of a plant in Aix-en-Provence, France and then became General Manager of SGS-Thomson Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for Worldwide Back-end Manufacturing, in addition to serving as Corporate Vice President for Human Resources from 1992 until 2005.
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
      Andrea Cuomo is currently Executive Vice President for the Advanced System Technology Group and Chief Strategy Officer. Mr. Cuomo is also a member of our Corporate Executive Committee. After studying at Milano Politecnico in Nuclear Sciences, with a special focus on analog electronics, Mr. Cuomo joined us in 1983 as a System Testing Engineer, and from 1985 to 1989 held various positions to become Marketing Manager in the automotive, computer and industrial product segment. In 1989, Mr. Cuomo was appointed Director of Strategy and Market Development for the Dedicated Products Group, and in 1994 became Vice President responsible for Marketing and Strategic Accounts within the Headquarters Region. In 1998, Mr. Cuomo was appointed as Vice President responsible for Advanced System Technology and in 2002, Mr. Cuomo was appointed as Corporate Vice President and Advanced System Technology General Manager. In 2004, he was given the additional responsibility of serving as our Director of Strategic Planning and was promoted to Executive Vice President.
      Carlo Ferro is Executive Vice President and Chief Financial Officer. He is also a member of our Executive Committee. Mr. Ferro has served as our CFO since May 2003. Mr. Ferro graduated with a degree in Business and Economics from the LUISS Guido Carli University in Rome, Italy in 1984, and has a professional qualification as a Certified Public Accountant. From 1984 through 1996, Mr. Ferro held a series of positions in finance and control at Istituto per la Ricostruzione Industriale-IRI S.p.A. (“IRI”), and Finmeccanica. Mr. Ferro served as one of our Supervisory Board Controllers from 1992 to 1996. Mr. Ferro was also a part-time university professor of Planning and Control until 1996. From 1996 to 1999, Mr. Ferro held positions at EBPA NV, a process control company listed on the NYSE, rising to Vice President Planning and Control and principal financial officer. Mr. Ferro joined us in June 1999 as Group Vice President Corporate Finance, overseeing finance and accounting for all affiliates worldwide, and served as Deputy CFO from April 2002 through April 2003. Mr. Ferro has been designated by us to serve as the statutory auditor for DNP Europe Srl, one of our joint venture partners.
      Philippe Geyres is currently Executive Vice President for HPC. He also serves on our Executive Committee. He served as Corporate Vice President and General Manager of our former Consumer and Microcontroller Group (formerly Programmable Products Group) from 1990 until 2004. Mr. Geyres graduated from the École Polytechnique in 1973 and began his career with IBM in France before joining Schlumberger Group in 1980 as Data Processing Director. He was subsequently appointed Deputy Director of the IC Division at Fairchild Semiconductors. Mr. Geyres joined Thomson Semiconducteurs in 1983 as Director of the Bipolar Integrated Circuits Division. He was appointed Strategic Programs Director in 1987 and, later the same year, became our Corporate Vice President, Strategic Planning until 1990.
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
      Gian Luca Bertino graduated in 1985 in Electronic Engineering from the Polytechnic of Turin. From 1986 to 1997 he held several positions within the Research and Development organization of Olivetti’s semiconductor group before joining ST in 1997. He was Group Vice President, Peripherals, General Manager of our Data Storage Division within the Telecommunications, Peripherals and Automotive (TPA) Groups, until he was appointed Corporate Vice President, CPG.
      Ugo Carena graduated in Mechanical Engineering from the Polytechnic of Turin in 1970. His semiconductor career began in 1977 within Olivetti’s semiconductor group. He joined ST in 1997 and he held the position of Telecommunications, Peripherals and Automotive (TPA) Groups Vice President, General Manager Computer Peripherals and Industrial Group, until he was named Corporate Vice President, APG in 2005.
      Marco Luciano Cassis graduated from the Polytechnic of Milan with a degree in Electronic Engineering. Cassis joined us in 1988 as a mixed signal analog designer for car radio applications. In 1993, Cassis moved to Japan to support our newly created design center with his expertise in audio products. Then in 2000, Cassis took charge of the Audio Business Unit and a year later he was promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support, and customer services. In 2004, Cassis was named Vice President of Marketing for the automotive, computer peripheral, and telecom products. In 2005, he advanced to Vice President APG and joined the Board of the Japanese subsidiary, STMicroelectronics K.K. Mr. Cassis was appointed Corporate Vice President of STMicroelectronics Japan on September 6, 2005.

      Patrice Chastagner is a graduate of the HEC business school in France and in 1988 became the Grenoble Site Director, guiding the emergence of this facility to become one of the most important hubs in Europe for advanced, complex silicon chip development and solutions. As Human Resources Manager for the Telecommunications, Peripherals and Automotive (TPA) Groups, which was our largest product group at the time, he was also TQM Champion and applied the principle of continuous improvement to human resources as well as to manufacturing processes. Since March 2003, he has also been serving as Chairman of STMicroelectronics S.A. in France. Upon his promotion to Corporate Vice President, Human Resources this year, he took the leadership of a group with about 50,000 people.
      François Guibert was born in Beziers, France in 1953 and graduated from the Ecole Superieure d’Ingénieurs de Marseilles in 1978. After three years at Texas Instruments, he joined Thomson Semiconducteurs in 1981 as Sales Manager Telecom. From 1983 to 1986, he was responsible for ICs and strategic marketing of telecom products in North America. In 1988 he was appointed Director of our Semicustom Business for Asia Pacific and in 1989 he became President of ST-Taiwan. Since 1992 he has occupied senior positions in Business Development and Investor Relations and was Group Vice President, Corporate Business Development which includes M&A activities from 1995 to the end of 2004. In 2005, Mr. Guibert was promoted to the position of Corporate Vice President, Emerging Markets Region.
      Reza Kazerounian is a graduate of the University of Illinois and received his PhD from the University of California, Berkeley in electrical engineering and computer sciences. In 1985, Mr. Kazerounian started his professional carrier as a research and development engineer at WaferScale Integration (WSI), specializing in Programmable System Devices. At WSI, he became Vice President of Technology and Product Development (1995) and later Chief Operating Officer in 1997. When we acquired WSI in 2000, Mr. Kazerounian became the general manager of the newly formed Programmable Systems Division, charged with the development of 8- and 32-bit embedded systems. In 2003, he was appointed Group General Vice President and General Manager of the Smart Card IC Division. Reza Kazerounian was appointed Corporate Vice President for the North America Region on September 6, 2005.
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
      Mario Licciardello was born in Catania, Italy, on January 28, 1942. He graduated in Physics from the University of Catania in 1964. Mr. Licciardello has spent his entire career within companies that have evolved into the current STMicroelectronics. In 1965 he joined ATES, a predecessor of ST, initially in process development, then in strategic planning, after one year spent at the Catania University engaged in various research programs. In 1970, he joined the MOS field where he spent a large part of his professional career in various positions ranging from Operations Manager to Business Unit Manager contributing to the success in the market of several product lines. From 1986 to 1990 he covered the role of Director of Marketing and Business Management for the Semicustom Product Division (named IST). The position included the worldwide responsibility for the external design centers network. From 1990 to 1993, as Director of Corporate Strategic Planning with the relevant Corporate Central Organization, his responsibility ranged from Capital Investment Control to shareholder relations. He moved to MPG in 1993 and in 2003 was promoted from General Manager of our Flash Memories Division to Deputy General Manager of MPG. In 2005, he was named Corporate Vice President.
      Robert Krysiak graduated from Cardiff University with a degree in Electronics and holds an MBA from the University of Bath. In 1983, Mr. Krysiak joined INMOS, as a VLSI Design Engineer. Then in 1992, Mr. Krysiak formed a group dedicated to the development of CPU products based on the Reusable-Micro-Core architecture. Mr. Krysiak was appointed Group Vice President and General Manager of ST’s 16/32/64 and DSP division in 1997. In 1999, Mr. Krysiak became Group Vice President of the Micro Cores Development, and in 2001, he took charge of our DVD division. Mr. Krysiak was appointed on October 17, 2005 as Vice President and General Manager of our newly created “Greater China” region, which focuses exclusively on our operations in China, Hong Kong and Taiwan. Before that, Mr. Krysiak was Marketing Director for HPC.

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
      Carmelo Papa served as Corporate Vice President, Emerging Markets since January 2000, and was named Corporate Vice President, MLD (now Micro, Power, Analog) in 2005. He received his degree in Nuclear Physics at Catania University. Mr. Papa joined us in 1983 and in 1986 was appointed Director of Product Marketing and Customer Service for Transistors and Standard ICs. In July 2001, Mr. Papa took on additional worldwide responsibility for ST’s Electronic Manufacturing Service to drive forward this new important channel of business. From January 2003 through December 2004, he was in charge of formulating and leading our strategy to expand our customer base by providing dedicated solutions to a broader selection of customers, one of our key growth areas.
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
      As is common in the semiconductor industry, our success depends to a significant extent upon, among other factors, the continued service of our key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel, and on our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. We do not maintain insurance with respect to the loss of any of our key personnel. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Loss of key employees could hurt our competitive position”.
      In December 2005, Mr. Piero Mosconi retired, leaving his role of Corporate Vice President and Treasurer, a position he had occupied since 1987. Accordingly, Treasury moved under the responsibility of our CFO, Carlo Ferro. Mr. Giuseppe Notarnicola joined us and has been appointed Group Vice President, Corporate Treasurer.
      Mr. Giordano Seragnoli, Corporate Vice President and General Manager of our worldwide back-end manufacturing operations, is retiring at the end of the second quarter of 2006. Effective April 3, 2006, Jeffrey See, who is currently General Manager of our manufacturing complex in Singapore, will take over worldwide back-end manufacturing responsibilities. Jeffrey See will continue to be based in Singapore, close to where the largest part of our assembly and test production is located.
Compensation
      Pursuant to the decisions adopted by our shareholders at the annual general meeting held on March 18, 2005, the aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2005 was approximately $1,336,500, before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors’ Fees

Bruno Steve	$205,000
Gérald Arbola	205,000
Tom de Waard(1)	213,500
Douglas Dunn	111,000
Antonino Turicchi(2)	110,000
Francis Gavois	120,500
Didier Lombard	120,000
Matteo del Fante(2)	111,500
Robert M. White	125,500
Riccardo Gallo(2)	9,000
Alessandro Ovi(2)	6,000

Total	$1,336,500

(1)	Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, was paid to Clifford Chance LLP.

(2)	Messrs. Riccardo Gallo and Alessandro Ovi, who were Supervisory Board Members throughout fiscal year 2004, were replaced by Messrs. Antonino Turicchi and Matteo del Fante at the annual general meeting on March 18, 2005.
      Prior to the appointment of Mr. Carlo Bozotti as the sole member of our Managing Board and President and Chief Executive Officer at our annual shareholders meeting on March 18, 2005, Mr. Pasquale Pistorio was the sole member of our Managing Board and President and Chief Executive Officer.
      The total amount paid as compensation in 2005 to our 22 executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, was approximately $11 million before any withholding taxes. The relative charges and non-cash benefits were approximately $4 million. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) established in 1989 that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on return or net assets, customer service, profit, cash flow and market share. Within such amount, the remuneration of our current sole member of our Managing Board and President and CEO in 2005 was:

Sole Member of Our Managing Board and President
and CEO	Salary	Bonus(1)	Non-cash Benefits	Total

Carlo Bozotti	$695,585	$73,758	$64,855(2)	$834,198

(1)	The bonus paid to the sole member of our Managing Board and President and CEO during the 2005 financial year was approved by the Compensation Committee and approved by the Supervisory Board in respect of the 2004 financial year, based on fulfillment of a number of pre-defined objectives for 2004.

(2)	Including employer social contributions, company car allowance and miscellaneous allowances.

      The remuneration of our former sole member of our Managing Board and President and CEO in 2005 was:

Former Sole Member of Our Managing Board and
President and CEO	Salary	Bonus(1)	Non-cash Benefits	Total

Pasquale Pistorio	$372,501	$6,000,000	$2,836(2)	$6,375,337

(1)	The bonus paid to the former sole member of our Managing Board and President and CEO during the 2005 financial year was approved by the Compensation Committee and approved by the Supervisory Board in respect of the 2004 financial year and in recognition of Mr. Pistorio’s career with the Company, based on fulfillment of a number of pre-defined objectives for 2004.

(2)	Including employer social contributions and miscellaneous allowances.
      Our Supervisory Board, upon the recommendation of our Compensation Committee, approved certain basic terms of the compensation for Mr. Carlo Bozotti, the sole member of our Managing Board and President and Chief Executive Officer, starting March 18, 2005 including an aggregate annual salary of $700,000, a maximum potential bonus subject to the achievement of performance objectives, and the grant of up to 100,000 restricted shares subject to the achievement of performance objectives. Our annual shareholders meeting held on March 18, 2005 approved the compensation policy of our Managing Board which includes the above mentioned terms. The terms of Mr. Bozotti’s employment contract as subsequently approved by our Supervisory Board are consistent with this approved compensation policy. We do not have any service agreements with members of our Supervisory Board.
      Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. Pursuant to such decision, the Compensation Committee examined in October 2005 the proposal for eligibility made by the Company’s management and fixed the list of beneficiaries. For such a complimentary pension scheme, we have booked a provision of $11 million in 2005; additional premiums will have to be paid in the future on the basis of the evolution of the pension scheme.
      We did not extend any loans, overdrafts or warranties to our Supervisory Board members or to the sole member of our Managing Board and President and CEO. Furthermore, we have not guaranteed any debts or concluded any leases with our Supervisory Board members or their families.
      For information regarding stock options and other stock-based compensation granted to members of our Supervisory Board, the Managing Board and our executive officers, please refer to “— Stock Awards and Options” below.
      The executive officers and the Managing Board were covered in 2005 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2005 to provide pension, retirement or similar benefits for executive officers and our Managing Board as a group is estimated to have been approximately $11 million (of which $2.5 million was for the former sole member of our Managing Board and President and CEO), which includes statutory employer contributions for state-run retirement, similar benefit programs and other miscellaneous allowances. In 2005, our Compensation Committee recommended and our Supervisory Board decided to grant an additional pension benefit plan to our former President and Chief Executive Officer and sole member of our Managing Board and a limited number of senior executives that have made key contributions to our success. Pursuant to this plan, we will make annual contributions of $200,000 to both our former and current President and Chief Executive Officers, $150,000 to our Chief Operating Officer and $80,000 to each other beneficiary per year. In order to meet our future payment obligations under this plan or to insure for them, we accrued a charge of $7 million in the first quarter of 2005, of which $2.9 million will fund payments for our former President and Chief Executive Officer and the balance for the other senior executives designated as beneficiaries and an additional charge of $4 million for the fourth quarter of 2005.
Former sole member of our Managing Board and President and CEO
      In 2005, our Supervisory Board decided to grant to our former President and Chief Executive Officer, Pasquale Pistorio, whose mandate ended at our 2005 annual shareholders meeting, a special bonus of $6 million including a bonus of $308,000, equivalent to 40% of his annual base salary, in respect of the 2004 financial year and in recognition of Mr. Pistorio’s career with the Company pursuant to the proposal by the Compensation Committee and the approval of our Supervisory Board’s on February 11, 2005. In addition, our Supervisory Board agreed to make a special contribution of $4 million to a non-profit charitable institution in the field of sustainable development or social responsibility that was presented to us by our former President and Chief Executive Officer.
Share Ownership
      None of the members of our Supervisory and Managing Boards or our executive officers holds shares or options to acquire shares representing more than 1% of our issued share capital.
Stock Awards and Options
      Our Stock Options Plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our success and the evolution of our share price.
      In line with our 2005 annual shareholders meeting resolutions, we have transitioned our stock-based compensation plans from stock-option grants to non-vested stock awards. Pursuant to the shareholders’ resolutions adopted by the 2005 annual shareholders meeting, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	approved the terms and conditions of the 2005 Supervisory Board Stock-Based Compensation Plan for members and professionals;

•	amended our 2001 Employee Stock Option Plan with the aim of enhancing our ability to retain key employees and motivate them to shareholder value creation;

•	approved the vesting conditions, linked to our future performance and their continued service with us, to apply to non-vested stock awards granted to employees in 2005, the maximum number of which is four million, in addition to the up to 100,000 stock awards granted to our President and CEO, which were approved by separate resolution; and

•	accelerated the vesting of all of our outstanding stock options in July 2005 aimed at facilitating the transition to a new stock compensation policy with no charge to our interim consolidated statements of income.
      We intend to use 4.1 million of our shares held by us in treasury (out of the 13.4 million currently available) to cover the four million non-vested stock award grants pursuant to the 2001 Employee Stock Option Plan as well as the granting of up to 100,000 non-vested shares to the sole member of our Managing Board and President and CEO that was also approved by shareholders at the 2005 annual shareholders meeting. The new plans have generated an additional charge in the income statements of the fourth quarter of 2005 of $9 million, which corresponds to the compensation expense recognized for the non-vested stock awards from the grant date over the vesting period. Additional charges will be booked in the first quarter of 2006 and in following quarters as the conditions relating to vesting of the share awards are met.
      The following table sets forth the number of restricted shares granted to Supervisory Board members in 2005 and the number of stock options granted in 2004. Messrs. Turicchi and Del Fante declined their stock awards.

	2005		2004

	Number of
	Non-vested Shares	Acquisition	Number of
	Granted(1)	Price	Stock Options	Grant Price
		€	Granted(2)	U.S.$

Gérald Arbola	6,000	1.04	12,000	22.71
Bruno Steve	6,000	1.04	12,000	22.71
Tom de Waard	6,000	1.04	12,000	22.71
Matteo Del Fante(3)(4)	6,000	1.04	—	—
Douglas Dunn	6,000	1.04	12,000	22.71
Francis Gavois	6,000	1.04	12,000	22.71
Didier Lombard	6,000	1.04	12,000	22.71
Antonino Turicchi(3)(4)	6,000	1.04	—	—
Robert M. White	6,000	1.04	12,000	22.71
Riccardo Gallo(3)	—	—	12,000	22.71
Alessandro Ovi(3)	—	—	12,000	22.71

(1)	Pursuant to the 2005 Stock-Based Compensation Plan for Supervisory Board Members and Professionals of the Supervisory Board.

(2)	Pursuant to the 2002 Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board.

(3)	Messrs. Riccardo Gallo and Alessandro Ovi, who were Supervisory Board Members throughout fiscal year 2004, were replaced by Messrs. Antonino Turicchi and Matteo del Fante at the annual general meeting on March 18, 2005.

(4)	Messrs. Antonino Turicchi and Matteo del Fante declined their grants of restricted shares.
      Between January 1, 2005 and January 1, 2006, an aggregate amount of 13,500 stock options were exercised by the Supervisory Board members.
      Mr. Bozotti was appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders meeting on March 18, 2005. Since then he has received pursuant to the compensation policy adopted by said shareholders meeting 100,000 share awards the vesting of which is conditional upon our performance meeting certain objectives which have been fixed by our Supervisory Board. We will only know at the end of the first quarter of 2006 if all the conditions linked to our financial performance will be met. During 2005, and particularly since March 18, 2005, the date of his appointment as our President and CEO, Mr. Bozotti has not exercised any stock options granted to him nor has purchased or sold any of our shares.
      The exercise of stock options and the sale or purchase of shares of our stock by the members of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Stock Option Plans
      The following description of our stock option plans has been adjusted for the 2:1 stock split effected on June 16, 1999 and the 3:1 stock split effected on May 5, 2000. Taking into account these stock splits, the total options outstanding as of December 31, 2005 give the right to acquire 59,809,567 common shares by our employees (including executive officers) and 749,000 common shares by members and professionals (including Supervisory Board experts and controllers) of our Supervisory Board, or a total of 60,558,567 shares.
      The term “options outstanding” means options existing as of December 31, 2005 not cancelled or exercised by their respective beneficiaries (employees and members or professionals of our Supervisory Board). Options are cancelled either because the beneficiary waives them or because the beneficiary loses the right to exercise them when leaving the company (with the exception of retirement).

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
1995 Plan (Employees)
October 20, 1995
Annual General Meeting of Shareholders

	Tranche 2	Tranche 3	Tranche 4	Special grant	Tranche 5	Special grant	Tranche 6	Special grant	Tranche 7

Date of Supervisory Board Meeting	Sept 12, 1997	July 28, 1998	Sept 16, 1999	Jan 24, 2000	June 16, 2000	Sept 18, 2000	Dec 11, 2000	Dec 18, 2000	March 1, 2001
Total Number of Shares which may be purchased	3,873,000	3,900,000	8,878,200	150,000	5,331,250	70,000	2,019,640	26,501	113,350
Vesting Date	Sept 12, 2000	July 28, 2001	Sept 16, 2002	Jan 24, 2003	June 16, 2002	Sept 18, 2002	Dec 11, 2002	Dec 18, 2002	March 1, 2003
Expiration Date	Sept 12, 2005	July 28, 2006	Sept 16, 2007	Jan 24, 2008	June 16, 2008	Sept 18, 2008	Dec 11, 2008	Dec 18, 2008	March 1, 2009
Exercise Price	$14.23	$12.03	$24.88	$55.25	$62.01	$52.88	$50.69	$44.00	$31.65
Terms of Exercise	50% on Sept 12, 2000	50% on July 28, 2001	50% on Sept 16, 2002	50% on Jan 24, 2003	32% on June 16, 2002	32% on Sept 18, 2002	32% on Dec 11, 2002	32% on Dec 18, 2002	32% on March 1, 2003
	50% on Sept 12, 2001	50% on July 28, 2002	50% on Sept 16, 2003	50% on Jan 24, 2004	32% on June 16, 2003	32% on Sept 18, 2003	32% on Dec 11, 2003	32% on Dec 18, 2003	32% on March 1, 2004
					36% on June 16, 2004	36% on Sept 18, 2004	36% on Dec 11, 2004	36% on Dec 18, 2004	36% on March 1, 2005
Number of Shares to be acquired with Outstanding Options as of Dec 31, 2005	—	2,287,131	7,819,020	—	4,672,795	40,435	1,632,060	22,120	50,470
Held by Managing Board/ Executive Officers	—	420,840	1,352,400	—	549,000	—	—	—	—
      As of December 31, 2005 the total number of options exercised pursuant to the 1995 Stock Option Plan was 12,255,102; the number of options, which can no longer be exercised, because they have been cancelled, was 2,782,808; and the number of options outstanding, which can still be exercised, was 16,524,031. These outstanding options correspond to 16,524,031 common shares, which could be issued. No stock options have been granted pursuant to our general meeting in 2005.
      2001 Stock Option Plan. At the annual shareholders meeting on April 25, 2001, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a new stock option plan (in the form of five annual tranches) that provides for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and President and CEO is determined by our Compensation Committee, upon delegation from our Supervisory Board. The amount of stock options granted to other employees and for other employees is made by our Compensation Committee on delegation by our Supervisory Board and following recommendation of the sole member of our Managing Board and President and CEO. In addition, the Supervisory Board delegates each year to the sole member of our Managing Board and President and CEO the flexibility to grant up to a determined number of share awards to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

2001 Plan (Employees)
April 25, 2001
Annual General Meeting of Shareholders

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7

Date of the grant	April 27, 2001	Sept 4, 2001	Nov 1, 2001	Jan 2, 2002	Jan 25, 2002	April 25, 2002	June 26, 2002
Total Number of Shares which may be purchased	9,521,100	16,000	61,900	29,400	3,656,103	9,708,390	318,600
Vesting Date	April 27, 2003	Sept 4, 2003	Nov 1, 2003	Jan 2, 2004	Jan 25, 2003	April 25, 2004	June 26, 2004
Expiration Date	April 27, 2011	Sept 4, 2011	Nov 1, 2011	Jan 2, 2012	Jan 25, 2012	April 25, 2012	June 26, 2012
Exercise Price	$39.00	$29.70	$29.61	$33.70	$31.09	$31.11	$22.30
	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	April 27, 2003	Sept 4, 2003	Nov 1, 2003	Jan 2, 2004	Jan 25, 2003	April 25, 2004	June 26, 2004
Terms of Exercise	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	April 27, 2004	Sept 4, 2004	Nov 1, 2004	Jan 2, 2005	Jan 25, 2004	April 25, 2005	June 26, 2005
	36% on	36% on	36% on	36% on		36% on	36% on
	April 27, 2005	Sept 4, 2005	Nov 1, 2005	Jan 2, 2006		April 25, 2006	June 26, 2006
Number of Shares to be acquired with Outstanding Options as of December 31, 2005	8,397,130	16,000	51,040	24,800	3,125,799	8,840,539	148,806
Held by Managing Board/ Executive Officers	771,000	—	—	—	274,500	801,000	—
2001 Plan (Employees) (continued)
April 25, 2001
Annual General Meeting of Shareholders

	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17

Date of the grant	Aug 1, 2002	Dec 17, 2002	March 14, 2003	June 3, 2003	Oct 24, 2003	Jan 2, 2004	April 26, 2004	Sept 1, 2004	Jan 31, 2005	March 17, 2005
Total Number of Shares which may be purchased	24,500	14,400	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	Aug 1, 2004	Dec 17, 2004	March 14, 2005	June 3, 2005	Oct 24, 2005	Jan 2, 2006	April 26, 2006	Sept 1, 2006	Jan 31, 2007	March 17, 2007
Expiration Date	Aug 1, 2012	Dec 17, 2012	March 14, 2013	June 3, 2013	Oct 24, 2013	Jan 2, 2014	April 26, 2014	Sept 1, 2014	Jan 31, 2015	March 17, 2015
Exercise Price	$20.02	$21.59	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
	32% on Aug 1, 2004	32% on Dec 17, 2004	32% on March 14, 2005	32% on June 3, 2005	32% on Oct 24, 2005	32% on Jan 2, 2006	32% on April 26, 2006	32% on Sept 1, 2006	32% on Jan 31, 2007	32% on March 17, 2007
Terms of Exercise	32% on Aug 1, 2005	32% on Dec 17, 2005	32% on March 14, 2006	32% on June 3, 2006	32% on Oct 24, 2006	32% on Jan 2, 2007	32% on April 26, 2007	32% on Sept 1, 2007	32% on Jan 31, 2008	32% on March 17, 2008
	36% on Aug 1, 2006	36% on Dec 17, 2006	36% on March 14, 2007	36% on June 3, 2007	36% on Oct 24, 2007	36% on Jan 2, 2008	36% on March 14, 2008	36% on Sept 1, 2008	36% on Jan 31, 2009	36% on March 17, 2009
Number of Shares to be acquired with Outstanding Options as of Dec 31, 2005	18,900	14,400	10,673,083	219,954	128,950	41,000	11,383,755	159,180	29,200	13,000
Held by Managing Board/ Executive Officers	—	—	1,077,00	—	31,000	—	1,190,000	—	—	—
      In 2005, our shareholders, at our annual general meeting adopted the modification of our 2001 Stock Option Plan, so as to provide for the grant of up to four million unvested stock awards, instead of stock options, to our senior executives and certain of our key employees, as well as for the grant of up to 100,000 unvested stock awards to the sole member of our Managing Board and President and CEO.
      Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board has approved the conditions, which shall apply to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2005 and during the first quarter of 2006, and to the continued presence at the defined vesting dates in April 2006, April 2007 and April 2008, of the beneficiaries of the unvested stock awards.
      Furthermore, the Compensation Committee approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed for 2005 four million shares not including the grant of up to 100,000 shares awards to which our sole member of our Managing Board and President and CEO may be entitled.

Supervisory Board Stock Option Plans
      1996 Stock Option Plan for members and professionals of the Supervisory Board. In June 1996, the annual shareholders meeting approved the granting to members and professionals of the Supervisory Board of options to purchase approximately 400,500 of our common shares over a period of three years, beginning in 1996 (the “1996 Stock Option Plan”).
      Under this plan, 35,000 options are still outstanding as of December 31, 2005.
      1999 Stock Option Plan for members and professionals of the Supervisory Board. The 1996 Plan was renewed for the first time in 1999 for a three-year period expiring on December 31, 2001 (the “1999 Stock Option Plan”), providing for the grant of at least the same number of options as were granted during the 1996-1999 period.
      2002 Stock Option Plan for members and professionals of the Supervisory Board. A 2002 Plan was adopted on March 27, 2002 (the “2002 Stock Option Plan”). Pursuant to this 2002 Plan, the annual shareholders meeting authorized the grant of 12,000 options per year to each of the members of our Supervisory Board during the course of his three-year tenure (during the three-year period from 2002-2005), and of 6,000 options per year to all of the professionals. Pursuant to the 1996, 1999, and 2002 Plans, stock options for the subscription of 1,219,500 shares were already granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of our Supervisory Board and experts and controllers under the 1996, 1999, and 2002 Stock Option Plans as shown in the table below:
1996, 1999, and 2002 Plans
(for Supervisory Board Members and Professionals)

Date of Annual	June 24, 1996	May 31, 1999			March 27, 2002
General Meeting of
Shareholders	Tranche 3	Tranche 1	Tranche 2	Tranche 3	Tranche 1	Tranche 2	Tranche 3

Date of the grant	July 28, 1998	September 16, 1999	June 16, 2000	April 27, 2001	April 25, 2002	March 14, 2003	April 26, 2004
Total Number of Shares which may be purchased	103,500	207,000	103,500	112,500	132,000	132,000	132,000
Vesting Date	July 28, 1999	September 16, 2000	June 16, 2001	April 27, 2002	May 25, 2002	April 14, 2003	April 26, 2004
Expiration Date	July 28, 2006	September 16, 2007	June 16, 2008	April 27, 2011	April 25, 2012	March 14, 2013	April 26, 2014
Exercise Price	$12.03	$24.88	$62.01	$39.00	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2005	36,000	153,000	90,000	99,000	120,000	120,000	132,000
      As of December 31, 2005 options to purchase a total of 377,000 common shares were outstanding under the 1996 and 1999 Stock Option Plans. At the same date, options to purchase 372,000 common shares were outstanding under the 2002 Supervisory Board Stock Option Plan.
      2005 Stock-based Compensation Plan for members and professionals of the Supervisory Board. The 2002 Stock Option Plan for Supervisory Board members and professionals expired at the 2005 annual shareholders meeting. Our 2005 annual shareholders meeting approved the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals instead of a stock option plan. The 2005 Plan has the following terms and conditions:

•	a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares per year for each professional of the Supervisory Board; and

•	at a price per share of €1.04 per share, the nominal value of ST shares.

      In 2005, 66,000 shares have been granted to the beneficiaries under such plan out of which 51,000 are outstanding as of December 31, 2005.
      Summary of Stock Options and Share Awards. The following table summarizes the number of options authorized but remaining to be granted, the number of options exercised, the number of options cancelled and the number of options outstanding as of December 31, 2005.

	Employees		Supervisory Board

	1995 Plan	2001 Plan	1996	1999	2002	Total

Remaining amount authorized to be granted	0	12,265,817	0	0	0	12,265,817
Amount exercised	12,255,102	9,650	293,500	18,000	0	12,576,252
Amount cancelled	2,782,808	4,438,997	72,000	63,000	24,000	7,380,805
Amount outstanding	16,524,031	43,285,536	35,000	342,000	372,000	60,558,567
      Furthermore, in 2005, 66,000 shares have been awarded pursuant to the Supervisory Board Stock-Based Compensation Plan to Supervisory Board members and professionals out of which 51,000 were outstanding as of December 31, 2005, and 3,940,065 non-vested shares have been awarded pursuant to the 2001 Employee Stock-Based Compensation Plan to the CEO and other key employees, out of which 3,914,220 are outstanding at December 31, 2005.
      We currently hold 13,400,000 treasury shares that we may grant to those employees who exercise stock options or that will become eligible to the vested stock attributed to them under the 2001 plan. We also may repurchase additional common shares without additional shareholder approval for distribution to our employees pursuant to incentive plans such as the 2001 Stock Option Plan.
      The implementation of the Plan is subject to periodic proposals from our Managing Board to our Supervisory Board.

Employees
      The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

	At December 31,

	2005	2004	2003

France	10,330	9,990	9,900
Italy	10,500	10,940	10,400
Rest of Europe	1,550	1,660	1,600
United States	3,120	3,180	3,000
Malta and Morocco	6,900	7,200	7,000
Asia	17,600	16,530	13,800

Total	50,000	49,500	45,700

	At December 31,

	2005	2004	2003

Research and Development	9,700	9,800	8,800
Marketing and Sales	2,880	2,850	2,700
Manufacturing	32,400	32,150	29,800
Administration and General Services	2,550	2,400	2,250
Divisional Functions	2,470	2,300	2,150

Total	50,000	49,500	45,700

      As of December 31, 2005, the average age of our 50,000 employees was 33.9 years and the voluntary turn-over rate was 7.8%, compared to an average age of 33.7 years and a voluntary turn-over rate of 6.6% as of December 31, 2004.
      On May 16, 2005, we announced a head count restructuring plan that, cumulated with other already announced initiatives, will aim to reduce our workforce by 3,000 people outside Asia by the second half of 2006.

From these new measures estimated to cost between $100 to $130 million, we anticipate additional savings of $90 million per year, at completion of the plan. On June 8, 2005, we specified our restructuring efforts by announcing the following: our workforce gross reduction in Europe will represent about 2,300 jobs of the 3,000 already announced; we will pursue the conversion of 150-mm and 200-mm production tools; we will optimize on a global scale our Electrical Wafer Sorting (EWS) activities; we will harmonize and rationalize our support functions and disengage from certain activities.
      Our future success, in particular in a period of strong increased demand will also depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are represented at several of our manufacturing facilities. We use temporary employees if required during production spikes and in Europe during the summer vacations. We have not experienced any significant strikes or work stoppages in recent years, other than in Rennes, France in connection with the closure of this plant and management believes that our relations with employees are good.
      As part of our commitment to the principles of TQEM, we founded ST University in 1994 to develop an internal education organization, responsible for organizing training courses to executives, engineers, technicians and sales personnel within STMicroelectronics and coordinating all training for our employees.

Item 7.	Major Shareholders and Related-Party Transactions
Major Shareholders
      The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of December 31, 2005:

	Common Shares Owned

Shareholders(1)	Number	%

STMicroelectronics Holding II B.V. (“ST Holding II”)	250,704,754	27.6%
Public	580,787,153	63.9%
Brandes Investment Partners	62,932,372	7%
Treasury shares	13,400,000	1.5%

(1)	At the end of 2004, Capital Group International, Inc. owned more than 5% of our share capital. As of December 31, 2005, Capital Group International, Inc. had reduced its participation in our share capital below the 5% threshold and is, consequently, no longer one of our major shareholders.
      Our principal shareholders do not have different voting rights from those of our other shareholders.
      ST Holding II is a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”). As of December 31, 2005, FT1CI (the “French Shareholder”) and a consortium of Italian shareholders (the “Italian Shareholders”) made up of CDP and Finmeccanica directly held 50% each in ST Holding based on voting rights. CDP held 30% in ST Holding and Finmeccanica held 20% in ST Holding based on voting rights. The indirect interest of FT1CI and the Italian Shareholders is split on a 50%-50% basis. Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI indirectly held 99,318,236 of our common shares, representing 10.9% of our issued share capital as of December 31, 2005, CDP indirectly held 91,644,941 of our common shares, representing 10.1% of our issued share capital as of December 31, 2005 and Finmeccanica indirectly held 59,741,577 of our common shares, representing 6.6% of our issued share capital as of December 31, 2005. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of respectively FT1CI, CDP and Finmeccanica, will decrease or, as the case may be, increase the indirect interest of respectively FT1CI, CDP and Finmeccanica in our issued share capital. FT1CI was formerly a jointly held company set up by Areva and France Telecom to control the interest of the French shareholders in ST Holding. Following the transactions described below, Areva is currently the sole shareholder of FT1CI. Areva (formerly known as CEA-Industrie) is a corporation controlled by the French atomic energy commission. Areva is listed on Euronext Paris in the form of Investment Certificates. CDP is an Italian corporation 70% owned by the Italian Ministero dell’Economia e delle Finanze (the “Ministry of Economy and Finance”) and 30% owned by a consortium of 66 Italian banking foundations. Finmeccanica is a listed Italian holding company majority owned by the Italian Ministry of Economy and Finance and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario (“MTA”) and is included in the S&P/ MIB 30 stock index.
      ST Holding II owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding may further dispose its shares as provided below in “— Shareholders’ Agreements — STH

Shareholders’ Agreement” and “— Disposals of our Common Shares” and pursuant to the eventual conversion of our outstanding convertible instruments. Set forth below is a table of ST Holding II’s holdings in us as of the end of each of the past three financial years:

	Common Shares Owned

	Number	%

December 31, 2005	250,704,754	27.6
December 31, 2004	278,483,280	30.8
December 31, 2003	311,483,280	34.5
      Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CDP, FT1CI or Finmeccanica may come at any time.
      The chart below illustrates the shareholding structure as of December 31, 2005:

(1)	CDP owns 30% of ST Holding, while Finmeccanica owns 20% of ST Holding.

(2)	Not a legal entity, purely for illustrative purposes.

(3)	FT1CI owns 50% of ST Holding and indirectly holds 99,318,236 of our common shares.

(4)	CDP and Finmeccanica own 50% of ST Holding and indirectly hold 91,644,941 and 59,741,577 of our common shares, respectively.

(5)	The 70.9% includes the 7% shareholding of Brandes Investment Partners.

(6)	ST Holding II owns 27.6% of our shares, the Public owns 70.9% of our shares and we hold the remaining 1.5% as Treasury Shares.
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
      On July 30, 2002, France Telecom issued €442.2 million aggregate principal amount of 6.75% notes due August 6, 2005, mandatorily exchangeable into our existing common shares held by France Telecom (the “2002 Notes”). On August 6, 2005, the mandatory exchangeable notes reached maturity. We were informed that the exchange ratio was 1.25 of our common shares per each €20.92 principal amount of notes, which resulted in the disposal by France Telecom of approximately 26.4 million of our currently existing common shares, representing the totality of the shares held by France Telecom in our company. Following this disposition, France Telecom is no longer a shareholder of FT1CI or an indirect shareholder (through ST Holding and ST Holding II) of our company.

      On August 12, 2003, Finmeccanica Finance, a subsidiary of Finmeccanica, issued €438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the “Finmeccanica Notes”). On September 1, 2003, Finmeccanica Finance issued an additional €62,675,000 aggregate principal amount of Finmeccanica Notes, raising the issue size to €501,400,000. The Finmeccanica Notes have been exchangeable at the option of the holder since January 2, 2004 into up to 20 million of our existing common shares held by ST Holding II, or 2.3% of our then-outstanding share capital. The Finmeccanica Notes have an initial exchange ratio of 39.8883 shares per note. As of December 31, 2005, none of the Finmeccanica Notes had been exchanged for our common shares.
      During the second half of 2003, ST Holding II sold on the market a total of nine million shares, or approximately 1.0% of our issued and outstanding common shares corresponding to indirect shareholdings held by Finmeccanica. During 2004, Finmeccanica sold three million shares to institutional investors in block trades. During 2004, Finmeccanica lent 23 million of company shares it holds indirectly through ST Holding. Finally, on December 23, 2004, Finmeccanica transferred 93 million of its indirect holding of our existing common shares to CDP, and CDP signed a deed of adherence to the STH Shareholders’ Agreement (as defined below).
      Finmeccanica also caused ST Holding II to transfer seven million shares corresponding to its indirect stake in us to an account at BNP Paribas Securities Services, Luxembourg. We have been informed that on December 20, 2005, ST Holding II sold on behalf of Finmeccanica 1,355,122 of these seven million shares at a net price of €15.34 per share. We were also informed that in December 2005, CDP sold 1,355,123 of our common shares to Finmeccanica.
      Announcements about additional disposals by ST Holding II or our indirect shareholders may come at any time. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly”.

Shareholders’ Agreements

STH Shareholders’ Agreement
      We were formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001 and restated on March 17, 2004, as amended, the STH Shareholders’ Agreement. The current parties to the STH Shareholders’ Agreement are Areva, CDP, Finmeccanica and FT1CI (CDP became bound by the STH Shareholders’ Agreement pursuant to a deed of adherence dated December 23, 2004 following its purchase from Finmeccanica of a majority of Finmeccanica’s indirect interest in us through ST Holding). The March 17, 2004 amended and restated agreement supercedes and replaces all previous agreements. CDP and Finmeccanica entered into an agreement that provides for the transfer of certain of the rights of Finmeccanica under the STH Shareholders’ Agreement to CDP. See “— Other Shareholders’ Agreements — Italian Shareholders’ Pact” below. Therefore, references to the rights and obligations of Finmeccanica under the STH Shareholders’ Agreement described below also refer to CDP.
      Pursuant to the terms of the STH Shareholders’ Agreement and for the duration of such agreement, FT1CI, on the one hand, and Finmeccanica/CDP, on the other hand, have agreed to maintain equal interests in our share capital. See further details below.

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

Corporate Governance
      The STH Shareholders’ Agreement provides for a balanced corporate governance of the indirect interests in us between FT1CI and Finmeccanica (references to Finmeccanica now include the stake transferred to CDP, as well as CDP, and together with FT1CI, the “STH shareholders”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” is defined as (i) a period through March 17, 2008, provided that each of France Telecom or Areva (or their assignees) on the one hand and Finmeccanica or CDP on the other hand own at all times a voting stake at least equal to 9.5% of our issued and outstanding shares, and (ii) subject to the aforementioned condition, thereafter as long as each STH shareholder at any time, including as a result of the exercise of the “Rebalancing Option” (as defined below), owns a voting stake equal to at least 47.5% of the total voting stakes. During the Balance Period, each of FT1CI and Finmeccanica (together with CDP) has an option to rebalance their shareholdings, referred to as the “Rebalancing Option”, as further described below.
      During the Balance Period, the STH shareholders agree that the holding company will have a managing board comprised of two members (one member designated by FT1CI, and one designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders’ Pact as described below) and a supervisory board comprised of eight members (four designated by FT1CI and four designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders’ Pact as described below). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between Finmeccanica and CDP on the one hand and FT1CI on the other hand. The current Chairman is Mr. Gérald Arbola. The parties agreed that the next chairman of the supervisory board of the holding company will be appointed by the Italian Shareholders.
      During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of our Supervisory Board, and that of the holding company; (iii) information by our Managing Board and by our Supervisory Board, and those of the holding company; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and those of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and Finmeccanica or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.
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
      As regards STMicroelectronics N.V. during the Balance Period: (i) each of the STH shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH shareholders will cause the holding company to submit to our annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our annual shareholders meeting. The STH shareholders also agreed that the Chairman of our Supervisory Board will be designated upon proposal of an STH shareholder for a three-year term, and the Vice Chairman of our Supervisory Board will be designated upon proposal of the other STH shareholder for the same period, and vice-versa for the following three-year term. The STH shareholders further agreed that the STH shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH shareholder proposing the appointment of the Vice Chairman be entitled to propose the appointment of the Secretary of our Supervisory Board. Finally, each STH shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of our Supervisory Board.
      In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders’ resolution of the holding company, which shall require the unanimous approval of the STH shareholders: (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in our authorized share capital or issue by us of new shares and/or of any financial instrument giving rights to subscribe for our common shares; any acquisition or disposal by the holding company of our shares and/or any right to subscribe for our common shares; any modification to the rights attached to our common shares; any merger, acquisition or joint venture agreement to which we are or are proposed to be a party; and any other items on the agenda of our general shareholders meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of our annual accounts or those of the holding company or a resolution concerning a dividend distribution by us.
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
      After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

(i) As long as any of the shareholders indirectly owns at least equal to the lesser of 3% of our issued and outstanding share capital or 10% of the remaining STH shareholders’ stake in us at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party. However, the minority shareholder may not prevent the other shareholder from increasing the capital of the holding company in order to finance the acquisition of additional shares in our company as a defense against a hostile takeover bid for STMicroelectronics N.V.

(ii) As long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings).

(iii) Any decision to vote our shares held by the holding company at any general meeting of our shareholders with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

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
      Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding jointly held by the STH shareholders in our company.

Disposals of our Common Shares
      The STH Shareholders’ Agreement provides that each STH shareholder retains the right to cause the holding company to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. ST Holding II may enter into escrow arrangements with STH shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH shareholders that issue exchangeable instruments may include in their voting stake the voting rights of the underlying shares provided they remain freely and continuously held by the holding company as if the holding company were still holding the full ownership of the shares. STH shareholders that issue financial instruments with respect to our underlying shares may have a call option over those shares upon exchange of exchangeable notes for common shares.
      As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI, ST Holding or ST Holding II to any of our top ten competitors, or any company that controls such competitor.

Re-adjusting and Re-balancing options
      The STH Shareholders’ Agreement provides that the parties have the right, subject to certain conditions, to re-balance their indirect holdings in our shares to achieve parity between FT1CI on the one hand and Finmeccanica and CDP on the other hand. If at any time prior to March 17, 2008, the voting stake in us of one of the STH shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) falls below 9.5% due either to (a) the exchange by a third party of any exchangeable instruments issued by an STH shareholder or (b) to an issuance by us of new shares subscribed to by a third party, such STH shareholder will have the right to notify the other STH shareholder of its intention to exercise a “Re-adjusting Option”. In such case, the STH shareholders will cause the holding company to purchase the number of our common shares necessary to increase the voting stake of such STH shareholder to 9.5% of our issued and outstanding share capital.
      If by December 17, 2007, the Balance Period has not already expired and if on such date the voting stake of one of the STH shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) has fallen below 47.5% of our issued and outstanding share capital, such STH shareholder will have the right to notify the other STH shareholder of its intention to exercise a “Re-balance Option” no later than 30 Business Days prior to March 17, 2008. In such case, the STH shareholders will cause the holding company to purchase before March 17, 2008 the number of our common shares necessary to re-balance at 50/50% the respective voting stakes of the STH shareholders.

Change of Control Provision
      The STH Shareholders’ Agreement provides for certain dispositions in respect of exercise by ST Holding II B.V. of its rights pursuant to the option agreement in case we become the subject of a hostile takeover. See “— Preference Shares” below.
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

Preference Shares
      On May 31, 1999, our shareholders approved the creation of preference shares that entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions upon liquidation. On the same day, in order to protect ourselves from a hostile takeover or other similar action, we entered into an option agreement with ST Holding II, most recently amended in September 15, 2004, which provides that up to 540,000,000 preference shares shall be issued to ST Holding II upon its request and subject to the adoption of a resolution of our Supervisory Board giving our consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. Following the 2004 amendment to the ST Holding II option agreement, the option is contingent upon ST Holding II retaining at least 19% of our issued share capital at the time of exercise of the option. The option shall terminate if ST Holding II no longer owns at least 19% of our issued and outstanding share capital for a period of twelve consecutive months.
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
      Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the bylaws of firms considered strategic by the Italian government. In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999, and Finmeccanica’s bylaws were subsequently amended on November 23, 1999. The aforementioned decrees were amended by the Law Decree 350 enacted on December 24, 2003, and Finmeccanica has modified its bylaws accordingly. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include: (i) the power to object to the acquisition of material interests in Finmeccanica’s share capital; (ii) the power to object to material shareholders’ agreements relating to Finmeccanica’s share capital; (iii) the power to appoint one member of Finmeccanica’s board of directors without voting rights; and (iv) the power to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, transfer its registered office outside of Italy, change its corporate purposes, or amend or modify any of the Minister of the Treasury’s special powers.
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
Related-Party Transactions
      On February 27, 2005, the board of directors of France Telecom appointed Didier Lombard, member of our Supervisory Board, as its Chairman and CEO. France Telecom and its subsidiaries supply certain services to our company.
      At a meeting on April 26, 2005, the Managing Board informed the Supervisory Board about the renewal of a contract for the provision of various telecom-related services with EQUANT, a subsidiary of France Telecom. The Supervisory Board noted the Managing Board’s assessment of the positive commercial benefits of such contract. Additionally, the Supervisory Board noted that the contract was concluded at normal and competitive conditions and was based on a long-standing proven business relationship between EQUANT and us, which was established before EQUANT became a controlled subsidiary of France Telecom.
      At a meeting on July 26, 2005, the Managing Board informed the Supervisory Board about a development and license agreement to be concluded with Quadrics Limited, a company owned by Alenia Aeronautica that is in turn owned by Finmeccanica. The Supervisory Board noted that the contract was concluded in the ordinary course of business at normal conditions and that it was considered mutually beneficial for Quadrics Limited and us.
      In 2005, we sold products to Advanced Digital Broadcast Holdings SA (Switzerland) (“ADB”), a company that focuses on the development and marketing of software for advanced digital television processors as well as the design and manufacture of digital television equipment. One of our executive officers was a former member of ADB.
      One of our Supervisory Board members is a member of the Board of Directors of Thomson, which is one of our strategic customers. In 2005, 1.3% of our net sales resulted from our sales to Thomson. We believe that these transactions are made on an arms-length basis in line with market practices and conditions.
      We entered into a joint research and development partnership agreement with France Telecom on February 2, 2006, which addresses the analysis of end-to-end advanced security for mobile devices and services. As is the case with Thomson, this agreement was made on an arms length basis in line with market practices and conditions.

Item 8.	Financial Information
Financial Statements
      Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.
Legal Proceedings
      As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology”.

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
      We are currently a party to legal proceedings with SanDisk.
      On October 15, 2004, SanDisk filed a complaint against us with the United States International Trade Commission (the “ITC”) with respect to certain NAND memory products, alleging patent infringement and seeking an order excluding our NAND products from importation into the United States. On November 15, 2004, the ITC instituted an investigation against us in response to the complaint. On October 19, 2005, Administrative Law Judge Paul J. Luckern, in his Initial Determination, ruled that our NAND products do not infringe on the asserted SanDisk patent, and that there was no violation of Section 337 of the U.S. Tariff Act of 1930. On December 5, 2005, the ITC confirmed its initial decision. No impact on our financial statements resulted from this recent decision.
      On October 15, 2004, SanDisk also filed a complaint for patent infringement, and declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleges that our products infringe a SanDisk U.S. patent and seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. By order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim pending a final determination in the ITC action discussed above. On January 20, 2005, the court issued an order granting our motion to dismiss the declaratory judgment causes of action. SanDisk has appealed the order to the United States Court of Appeals for the Federal Circuit.
      On February 4, 2005, we filed two complaints for patent infringement against SanDisk with the United States District Court for the Eastern District of Texas. The complaints allege that SanDisk products infringe seven of our U.S. patents. On April 22, 2005, SanDisk filed a counterclaim against us alleging that our products infringed two SanDisk patents. We anticipate that the first trial will be held during the second quarter of 2006 and that the second trial will be held during the third quarter of 2006.
      On March 28, 2005, SanDisk filed a complaint for declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. On April 11, 2005, SanDisk voluntarily dismissed the case.
      On October 14, 2005, we filed a complaint against SanDisk and its current CEO Dr. Eli Harari before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, assignment of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. We are the successor to Waferscale Integration, Inc. by merger.
      On December 6, 2005, SanDisk filed a complaint against us in the California (San Jose) Federal Court. The complaint alleges that our NAND and NOR flash products infringe a SanDisk patent. We are investigating the allegation and have not filed any papers with the California court.
      On January 10, 2006, SanDisk filed a complaint against us with the ITC with respect to certain NAND and NOR memory products, alleging patent infringement and seeking an order excluding our NAND and NOR products from importation into the United States. On February 10, 2006, the ITC announced that it has instituted an investigation against us in response to the complaint.
      In addition, on January 31, 2006, we were informed that Tessera, Inc. (“Tessera”) has decided to add us, along with several other semiconductor companies, as a co-defendant to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices, Inc. and Spansion LLC in the United States District Court for the Northern District of California. Tessera is claiming that our ball grid array format semiconductor and multi-chip semiconductor packages infringe several patents owned by Tessera. We intend to defend the lawsuit vigorously; however, it is difficult to predict the outcome of such litigation, and an adverse outcome could result in significant financial costs that may materially affect our results of operations.
Risk Management and Insurance
      We cover our industrial and business risks through insurance contracts with top ranking insurance carriers, to the extent reasonably permissible by the insurance market which does not provide insurance coverage for certain risks and imposes certain limits, terms and conditions on coverage that it does provide.

      Risks may be covered either through local policies or through corporate policies negotiated on a worldwide level for the ST Group of Companies. Corporate policies are negotiated when the risks are recurrent in various STMicroelectronics affiliated companies.
      Currently we have four corporate policies covering the following risks:

•	Property damage and business interruption;

•	General liability and product liability;

•	Directors and officers liability; and

•	Transportation risks.
      Our policies cover a twelve-month period. They are subject to certain terms and conditions, exclusions and limitations, generally in line with prevailing conditions, exclusions and limitations, in the insurance market. Pursuant to such conditions, risks such as terrorism, earthquake, fire, floods and loss of production, may not be fully insured and we may not, in the event of a claim under a policy, receive an indemnification from our insurers commensurate with the full amount of the damage we have incurred. Furthermore, our product liability insurance covers physical and direct damages, which may be caused by our products, however, certain immaterial, non-consequential damages resulting from failure to deliver or delivery of defective products are not covered because such risks are considered to occur in the ordinary course of business and cannot be insured. Our policies also include deductibles, the maximum of which is fixed at $15 million under our current property damage business interruption policy and limits, the maximum of which is set at $500 million under the same policy. We may decide to subscribe for excess coverage in addition to the coverage provided by our standard policies. If we suffer damage or incur a claim, which is not covered by one of our corporate insurance policies, this may have a material adverse effect on our results of operations.
      We also perform annual assessments through an external consultant of our risk exposure in the field of property damage/business interruption in our production sites, to assess potential losses, and actual risk exposure. Such assessments are provided to our underwriters. We do not own or operate any insurance captive, or act as an insurer for any of our risks. The cost for the above corporate policies represented in 2005 less than 0.25% of our turnover in 2005.
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
      In 2005, we devoted significant resources and attention to evaluating the effectiveness of all our internal controls and procedures over our financial reporting, and in December 2005, we reported on the progress of such evaluation to our Audit Committee. This ongoing evaluation is directed at our ability to design and operate our internal control, to detect all significant deficiencies and material weaknesses preventing the prompt disclosure of all material information, as well as to detect and report on any fraud, whether or not material, that involves management or other employees that have a significant role in our internal control over financial reporting.
      To date, in our ongoing evaluation, we have not detected any material weaknesses regarding our system of internal controls.
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
      The obligation to report our Consolidated Financial Statements under IFRS will require us to prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting could materially impair the clarity of our investor communications. The main potential areas of discrepancy concern capitalization and later amortization of development expenses required under IFRS and the accounting for compound financial instruments.
      We will comply with our reporting obligations under IFRS by presenting a complementary set of accounts or as may be otherwise requested by local stock exchange authorities.
Dividend Policy
      We seek to use our available cash in order to develop and enhance our position in the very capital-intensive semiconductor market while at the same time managing our cash resources to reward our shareholders for their investment and trust in us.
      Based on our annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of our earnings involving, whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a cash dividend.
      The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend. This policy was discussed at our 2005 annual shareholders meeting. See “Item 10. Additional Information — Memorandum and Articles of Association — Distribution of Profits”.
      On January 24, 2006, our Supervisory Board decided upon the proposal of our Managing Board to propose at our next annual shareholders’ meeting set for April 27, 2006, the payment of a cash dividend with respect to the year ended December 31, 2005, of $0.12 a share.
      In the past five years, we have paid the following dividends:

•	On March 18, 2005, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2004 of $0.12 per share payable to Dutch Registry Shareholders of record on May 23, 2005 and New York registry shareholders as of May 25, 2005. This dividend was approximately 18% of our earnings in 2004.

•	On April 23, 2004, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2003 of $0.12 per share payable to Dutch Registry shareholders of record on May 21, 2004 and New York registry shareholders as of May 26, 2004. This dividend was approximately 42% of our earnings for 2003.

•	In 2003, we paid a cash dividend with respect to the year ended December 31, 2002 of $0.08 per share. This dividend was approximately 17% of our earnings for 2002.

•	In 2002, we paid a cash dividend with respect to the year ended December 31, 2001 of $0.04 per share. This dividend was approximately 14% of our earnings for 2001.

•	In 2001, we paid a cash dividend with respect to the year ended December 31, 2000 of $0.04 per share. This dividend was approximately 2% of our earnings for 2000.
      In the future, we may consider proposing dividends representing a proportion of our earnings for a particular year. Future dividends will depend on our capacity to generate profitable results, our profit situation, our financial situation and any other factor that the Supervisory Board deems important.

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
      On March 18, 2002, we were admitted into the S&P/ MIB (formerly the MIB 30 Index), which is comprised of the 40 leading stocks, based upon market capitalization and liquidity, listed on the Borsa Italiana. It features free-float adjustment, high liquidity and broad, accurate representation of market performance based on the leading companies in leading industries. The index aims to cover 80% of the Italian equity universe.

Our Common Shares
      Since 1994, our common shares have been traded on the NYSE under the symbol “STM” and on Euronext Paris (formerly known as ParisBourse) and were quoted on SEAQ International. On June 5, 1998, our common shares were also listed for the first time on the Borsa Italiana (Italian Stock Exchange), where they have been traded since that date.
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
      On March 18, 2002, we were admitted into the S&P/ MIB (formerly the MIB 30 Index), which is comprised of the 40 leading stocks, based upon market capitalization and liquidity, listed on the Borsa Italiana. It features free-float adjustment, high liquidity and broad, accurate representation of market performance based on the leading companies in leading industries. The index aims to cover 80% of the Italian equity universe.
      On June 23, 2003, we were admitted into the Semiconductor Sector Index (or “SOX”) of the Philadelphia Stock Exchange. The SOX is a widely followed, price-weighted index composed of 18 companies that are primarily involved in the design, distribution, manufacturing and sale of semiconductors.
      The tables below indicate the range of the high and low prices in U.S. dollars for the common shares on the New York Stock Exchange, and the high and low prices in euros for the common shares on Euronext Paris, and the Borsa Italiana annually for the past five years, during each quarter in 2004 and 2005, and monthly for the past 18 months. In December 1994, we completed our Initial Public Offering of 21,000,000 common shares at an initial price to the public of $22.25 per share. On June 16, 1999, we effected a 2-to-1 stock split and on May 5,

2000, we effected a 3-to-1 stock split. The tables below have been adjusted to reflect the split. Each range is based on the highest or lowest rate within each day for common share price ranges for the relevant exchange.
Euronext Paris S.A.(1)

	Average Daily Trading
	Volumes
			Price Ranges
	Number of
Calendar Period	Shares	Capital	High	Low

		(€)	(€)	(€)
Annual Information for the Past Five Years
2001			52.45	18.88
2002			39.70	11.10
2003			24.74	15.20
2004			23.81	13.25
2005			15.81	10.83
Quarterly Information for the Past Two Years
2004
First quarter			23.81	18.12
Second quarter			20.50	16.92
Third quarter			18.32	13.25
Fourth quarter			16.36	13.76
2005
First quarter			14.47	12.38
Second quarter			13.71	10.83
Third quarter			15.17	12.58
Fourth quarter			15.81	13.21
Monthly Information for the Past 18 Months
2004
September	6,269,593	89,874,616	15.26	13.25
October	5,754,106	81,909,699	14.82	13.76
November	5,761,598	88,377,152	16.36	14.35
December	4,558,003	66,824,882	15.63	14.09
2005
January	6,129,044	81,632,737	14.47	12.38
February	6,725,241	88,867,335	13.67	12.57
March	4,696,705	62,203,161	13.94	12.77
April	6,533,316	79,177,257	13.01	10.83
May	6,231,000	72,049,053	12.75	10.87
June	6,216,894	81,634,035	13.71	12.47
July	6,528,148	92,771,511	15.17	12.58
August	3,780,604	51,998,427	14.51	13.17
September	4,864,941	67,454,878	14.52	13.01
October	5,057,766	70,267,543	14.82	13.21
November	4,984,709	72,487,638	15.19	13.40
December	3,947,090	61,022,011	15.81	15.02
2006
January	6,316,739	99,311,771	16.56	15.03
February (through February 24, 2006)	5,354,222	79,445,946	15.43	14.22

Sources: Reuters (for high and low prices) and Bloomberg (for average daily trading volumes).

Borsa Italiana (Milan)(1)

	Average Daily Trading
	Volumes
			Price Ranges
	Number of
Calendar Period	Shares	Capital	High	Low

		(€)	(€)	(€)
Annual Information for the past five years
2001			52.35	18.89
2002			39.65	11.09
2003			24.75	15.21
2004			23.81	13.25
2005			15.82	10.82
Quarterly Information for the past two years
2004
First quarter			23.81	18.11
Second quarter			20.49	16.92
Third quarter			18.32	13.25
Fourth quarter			16.36	13.76
2005
First quarter			14.48	12.37
Second quarter			13.71	10.82
Third quarter			15.18	12.59
Fourth quarter			15.82	13.21
Monthly Information for the past 18 months
2004
September	21,017,508	301,222,925	15.24	13.25
October	17,188,824	244,665,721	14.82	13.76
November	20,580,173	315,679,274	16.36	14.35
December	13,637,919	200,313,754	15.59	14.09
2005
January	18,697,793	248,979,812	14.48	12.37
February	24,831,743	327,903,166	13.66	12.56
March	16,635,361	220,368,627	13.95	12.78
April	16,799,805	203,613,637	13.02	10.82
May	17,032,815	196,848,243	12.74	10.87
June	15,437,703	202,774,229	13.71	12.46
July	20,733,076	294,782,875	15.18	12.59
August	10,019,202	138,044,565	14.52	13.17
September	13,187,754	183,520,785	14.52	13.00
October	13,057,791	181,424,948	14.79	13.21
November	11,546,608	167,933,867	15.20	13.42
December	9,162,791	141,711,726	15.82	15.00
2006
January	13,055,279	205,085,378	16.55	15.05
February (through February 24, 2006)	10,273,881	152,423,299	15.43	14.21

Sources: Reuters (for high and low prices) and Bloomberg (for average daily trading volumes).

New York Stock Exchange

	Average Daily Trading
	Volumes
			Price Ranges
	Number of
Calendar Period	Shares	Capital	High	Low

		(U.S.$)	(U.S.$)	(U.S.$)
Annual Information for the past five years
2001			48.70	17.89
2002			35.81	11.00
2003			28.67	16.67
2004			29.90	16.36
2005			19.47	13.96
Quarterly Information for the past two years
2004
First quarter			29.90	22.27
Second quarter			24.82	20.32
Third quarter			22.14	16.36
Fourth quarter			21.16	17.01
2005
First quarter			19.47	16.13
Second quarter			16.85	13.96
Third quarter			18.34	15.58
Fourth quarter			18.86	15.98
Monthly Information for the past 18 months
2004
September	1,829,333	32,106,623	18.79	16.36
October	1,924,786	34,330,483	18.58	17.01
November	1,803,624	35,926,386	21.16	18.37
December	1,189,882	23,369,282	20.68	18.78
2005
January	1,662,825	29,019,622	19.63	16.13
February	1,278,100	22,037,000	18.25	16.26
March	1,123,545	19,554,177	18.38	16.49
April	1,410,381	22,106,312	16.65	14.00
May	1,086,629	15,950,627	15.74	13.96
June	905,845	14,456,380	16.50	15.33
July	1,379,140	23,816,369	18.34	15.58
August	693,352	11,726,662	17.76	16.21
September	914,219	15,613,946	17.77	16.27
October	1,100,181	18,353,219	17.63	15.98
November	909,276	15,600,448	17.75	16.15
December	715,167	13,095,423	18.86	17.86
2006
January 2006	1,121,390	21,417,428	19.90	18.23
February (through February 24, 2006)	739,224	13,122,704	18.58	16.91

Sources: Reuters (for high and low prices) and Bloomberg (for average daily trading volumes).
      At December 31, 2005, there were 894,424,279 common shares outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities and (iii) 13,400,000 common shares repurchased in 2001 and 2002. Of the 894,424,279 common shares outstanding as of December 31, 2005, 47,420,628 or 5.3% were registered in the common share registry maintained on our behalf in New York;

410,647,267 or 45.9% of our common shares outstanding were listed on Eurolist by Euronext Paris S.A.; and 234,296,508 or 26.2% were listed on the Borsa Italiana in Milan.
Market Information

Euronext

General
      On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF SA, or the “SBF”, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European stock exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V. (“Euronext”), a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. (“Euronext Paris”). Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms but remain listed on their local exchanges. “NSC” is the common Euronext platform for trading and “Clearing 21” for clearing. In addition, Euronext, through Euroclear, anticipates, but not before 2008, implementation of central settlement and custody structure over a common system. On February 21, 2005, Euronext Paris created a single regulated market, Eurolist by Euronext™ (“Eurolist”), to replace the three former regulated markets operated by Euronext Paris: the Premier Marché, Second Marché and Nouveau Marché. The revised listing format was inaugurated in Paris before being rolled out in all Euronext markets. As part of Euronext, Euronext Paris retains responsibility for the admission of shares on Eurolist as well as the regulation of this market.
      ST’s shares have been listed on the Premier Marché of Euronext Paris since July 2001 and are now listed on the foreign compartment of Eurolist. In January 2002, Euronext acquired the London International Financial Futures and Options Exchange (“LIFFE”), London’s derivatives market and created Euronext.liffe. Euronext.liffe is the international derivatives business of Euronext, comprising the Amsterdam, Brussels, Lisbon, London and Paris derivatives markets. Euronext.liffe creates a single market for derivatives, by bringing all its derivatives products together on the one electronic trading platform, LIFFE CONNECT.
      Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (“BVLP”) has become a wholly-owned subsidiary of Euronext and has been renamed Euronext Lisbon.

Euronext Paris
      Securities approved for listing by Euronext Paris are traded in one regulated market: Eurolist by Euronext™. In accordance with Euronext Paris rules, the shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed between three capitalization compartments, according to the criteria set by Euronext Paris:

•	Compartment A comprises the companies with market capitalizations above €1 billion;

•	Compartment B comprises the companies with market capitalizations from €150 million and up to and including €1 billion; and

•	Compartment C comprises the companies with capitalizations below €150 million.
      Our common shares are listed on the compartment A under the ISIN Code NL0000226223.
      Securities listed on Euronext Paris are placed in one of two categories (Continu or Fixing) depending on the volume of transactions. Our common shares are listed in the category known as Continu, which includes the most actively traded shares. The minimum yearly trading volume required for a security of a listed company on a regulated market of Euronext Paris in the Continu category is 2,500 trades.
      Securities listed on Eurolist are traded through providers of investment services (investment companies and other financial institutions). Trades take place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:25 p.m. to 5:30 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:30 p.m. (Paris time). Any trade effected after the close of a stock exchange session will be recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily official price list that includes price information on each listed security. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities. Any trade of a security that occurs outside trading hours is effected at a price within a range of 1% of the closing price for that security.

      Trading in the listed securities of an issuer may be suspended by Euronext Paris if a quoted price exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price (reference price), Euronext may suspend trading for up to four minutes. Further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. If the quoted price of a Continu security varies by more than 2% from the last quoted price, trading may be suspended for up to four minutes. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Autorité des marchés financiers (the “AMF”) (the regulatory authority over French stock exchanges) may also suspend trading.
      All trades of securities listed on Eurolist are performed on a cash-settlement basis on the third trading day after the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (Service à Réglement Différé or “SRD”) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is reserved for securities which either (i) are a component of the SBF 120 Index or (ii) have both a total market capitalization of at least €1 billion and represent a minimum daily trading volume of €1 million and which are normally cited on a list published by Euronext Paris. Investors in securities eligible for the SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our common shares are eligible for the SRD.
      Ownership of securities traded on a deferred settlement basis is considered to have been transferred only after the securities have been registered in the purchaser’s account. In accordance with French securities regulations, any sale of securities traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the payment of the dividend. In such cases, the purchaser’s account is credited with an amount equal to the dividend paid and the seller’s account is debited by the same amount.
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

Securities Trading in Italy
      The Mercato Telematico Azionario (the “MTA”), the Italian automated screen-based quotation system on which our common shares are listed, is organized and administered by Borsa Italiana S.p.A. (“Borsa Italiana”) subject to the supervision of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of dealings and protect investors. Borsa Italiana was established to manage the Italian regulated financial markets (including the MTA) as part of the implementation in Italy of the EU Investment Services Directive pursuant to Legislative Decree No. 415 of July 23, 1996 (the “Eurosim Decree”) and as modified by Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Act”). Borsa Italiana became operative in January 1998, replacing the administrative body Consiglio di Borsa, and has issued rules governing the organization and the administration of the Italian stock exchange, futures and options markets as well as the admission to listing on and trading in these markets. The shareholders of Borsa Italiana are primarily financial institutions.
      A three-day rolling cash settlement period applies to all trades of equity securities in Italy effected on a regulated market. Any person, through an authorized intermediary, may purchase or sell listed securities following (i) in the case of sales, deposit of the securities; and (ii) in the case of purchases, deposit of 100% of such securities’ value in cash, or deposit of listed securities or government bonds of an equivalent amount. Borsa Italiana publishes three different prices at the end of each trading day: (i) the “closing price”, calculated for each security as the price recorded for the auction in the last 10 minutes of the trades effected during such day, (ii) the “official price”, calculated for each security as a weighted average of all trades effected during the trading day (net of trades executed on a “cross-order” basis), and (iii) the “reference price”, calculated for each security as a weighted average of the last 10% of the trades effected during such day (net of trades executed on a “cross-order” basis).
      If the opening price of a security (established each trading day prior to the commencement of trading based on bids received) differs by more than 10% (or such other amount established by Borsa Italiana) from the previous day’s reference price, trading in that security will not be permitted until Borsa Italiana authorizes it. If in the course of a trading day the price of our securities fluctuates by more than 5% from the last reported sale price (or 10% from the previous day’s reference price), an automatic five minute suspension in the trading of that security will be declared by the Borsa Italiana. In the event of such a suspension, orders already placed may not be modified or cancelled and new orders may not be processed. Borsa Italiana has the authority to suspend trading in any security, among other things, in response to extreme price fluctuations. In urgent circumstances, CONSOB may, where necessary, adopt measures required to ensure the transparency of the market, orderly trading and protection of investors.
      Italian law requires that trading of equity securities, as well as any other investment services, may be carried out on a professional basis vis-à-vis the public only by registered securities dealing firms and banks. Banks and investment services firms organized in a member nation of the EU are permitted to operate in Italy provided that the intent of the bank or investment services firm to operate in Italy is communicated to (i) the Bank of Italy and to (ii) the Bank of Italy and CONSOB, respectively, by the competent authority of the member state. Non-EU banks and non-EU investment services firms may operate in Italy subject to a specific authorization granted by the Bank of Italy and CONSOB upon consultation with the Bank of Italy, respectively.
      The settlement of stock exchange transactions is carried out through Monte Titoli, a centralized securities clearing system owned by the Banca d’Italia and certain major Italian banks and financial institutions. Almost all Italian banks and some registered securities dealing firms have securities accounts with Monte Titoli. Beneficial owners of shares may hold their interests through specific deposit accounts with any depositary having an account with Monte Titoli. Beneficial owners of shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those shares through such accounts.
      Participants in Euroclear and Clearstream may hold their interests in shares and transfer the shares, collect dividends and exercise their shareholders’ rights through Euroclear and Clearstream. A holder may require Euroclear and Clearstream to transfer its shares to an account of such holder with an Italian bank or any authorized broker.
      Our common shares are included in the S&P/ MIB Index. Our common shares could be removed from the S&P/ MIB Index at any time, and the exclusion or announcement thereof could cause the market price of our common shares to drop significantly.

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
      The summary below sets forth our Articles of Association after the amendment of our Articles of Association, which was executed on April 4, 2005.
      We are subject to various provisions of the Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) (the “WTE”) and, in particular, to the provisions summarized below.
      Unless an exemption applies, we are subject to (i) the prohibition from offering or proceeding with an issuance of securities without having prepared a prospectus in compliance with Dutch law (unless granted an exemption), (ii) a prohibition of proceeding with any transaction in our securities listed on a regulated market (or any other financial instrument or security whose value depends on these instruments) in the event where we would possess privileged information; and (iii) certain restrictions (related to market manipulation) in repurchasing our shares.
      We are also subject to various disclosure requirements in the Netherlands in accordance with section 5 of the WTE. These provisions provide that, unless there is an exemption, we must:

•	file our annual accounts and the auditors’ report with the Registry of the Chamber of Commerce of Amsterdam with a copy to the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten or the “AFM”);

•	file our half-yearly accounts; and

•	publish any new information concerning our business that was not published in the Netherlands and could have a significant impact on our share price if it becomes public. The information is published as a press release with a copy to the AFM.
      There is currently no obligation under Dutch law for a shareholder whose interest in a company’s share capital or voting rights exceeds a certain threshold to launch a public offer for all or part of the outstanding shares in the share capital of the company. However, when the EU Takeover Directive is implemented in the Netherlands, a shareholder who has acquired an interest in our share capital or voting rights that exceeds a certain threshold will be obliged to launch a public offer for all outstanding shares in our share capital unless an exception applies. The legislative proposal that was submitted on December 23, 2005 for the implementation of the EU Takeover Directive in the Netherlands proposes to set such threshold at 30%.
      The provisions of the Dutch legislation regarding statements of ownership in our share capital are described below in “— Disclosure of Holdings”.

Applicable French Legislation
      As a result of our listing on Eurolist, certain provisions of French securities law and regulations are applicable to us. The AMF General Regulations provided resolutions applicable to foreign issuers: article 212-37 of the AMF General Regulation on specific disclosure obligations applicable to foreign issuers, articles 221-1 and 221-1-2 of the AMF General Regulations on periodical disclosure obligations, articles 222-1 to 222-11, articles 222-14 to 222-20 of the AMF General Regulation on ongoing disclosure obligations; articles 241-1 to 241-6 of the AMF General Regulation on buyback programs for equity securities admitted to trading on a regulated market and transaction reporting requirements; articles 611-1 to 632-1 of the AMF General Regulations on market abuse (insider dealing and market manipulation).
      Following the opening of Eurolist by Euronext™, all financial instruments formerly traded on the Premier, the Second and the Nouveau Marché are now distributed between three capitalization compartments, A, B, and C, whose regulations are generally applicable to us. See “Item 9. Listing”.
      Other provisions of French securities regulations are not applicable to us.
      Regarding the regulation of public tender offers, articles 231-1 to 237-13 of the AMF General Regulations shall apply to our shares, except for the provisions concerning the standing offer, the mandatory filing of a tender offer and the squeeze out.
      In relation to French regulations, a foreign issuer is required to take the necessary provisions to allow shareholders to manage their investments and exercise their rights. In application of provisions of the AMF General Regulations, as described below:

•	we are required to inform our shareholders of (a) the convening of general meetings of shareholders as well as the means provided to them to exercise their vote; (b) the payment of dividends; and (c) offering of new shares, subscription offerings, allocation of shares, waivers, and offerings to convert shares;

•	we are also required to: (a) inform the public of any modification of the distribution of share capital in relation to information published earlier; (b) distribute through the intermediary of the French press any information related to our activity and the results for the first six months of each financial year within a four-month period as from the close of such financial year; (c) publish annual consolidated accounts and our management report within a six-month period as from the close of the financial year; and (d) inform the public of any changes to the rights attached to the different classes of shares;

•	we are required to inform the AMF of any plans to modify our articles of association (statuts); and

•	furthermore, we must ensure that information diffused in France is identical and simultaneously communicated to that which is communicated abroad.

Applicable Italian Legislation
      Because our common shares are listed on the MTA, as described in “Item 9. Listing” above, we are required to publish certain information in order to comply with (i) the Financial Act and related regulations promulgated by the CONSOB and (ii) certain rules of the Borsa Italiana. These requirements are related to: (i) disclosure of price-sensitive information (such as capital increases, mergers, creation of joint subsidiaries, major acquisitions); (ii) periodic information (such as financial statements to be provided in compliance with the jurisdiction of the country of incorporation) or information on the exercise of shareholders’ rights (such as the calling of the general meeting of shareholders or the exercise of pre-emptive rights); and (iii) the publication of research, budgets and projections.
      As a result of our admission to the S&P/ MIB Index, we now must comply with certain additional stock market rules. These additional provisions require that we announce through a press release, within one month from our year-end closing (i) the month in which the payment of the dividend for the year ended, where applicable, is planned to take place (if different from the month when the previous dividend was distributed), and (ii) our intent, if any, of adopting a policy of distributing interim dividends for the current year, mentioning the months when the distribution of dividends and interim dividends will take place. In the event of a modification of the policy of distributing dividends, we shall be required to promptly update such information in another press release. In addition, stock splits and certain other transactions must be carried out in accordance with the Borsa Italiana’s calendar. We must notify the Italian stock market of any modification to the amount and distribution of our share capital. The notification must be made no later than one day after the modification has become effective under the rules to which we are subject.
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
      Our Supervisory Board Charter, however, explicitly prohibits members of our Supervisory Board from participating in voting on matters where any such member has a conflict of interest. Our Articles of Association provide that our annual shareholders meeting must adopt the compensation of our Supervisory Board members.

      Neither our Articles of Association nor our Supervisory Board Charter have a requirement or policy that Supervisory Board members hold a minimum number of our common shares.

Compensation of our Managing Board (Article 12)
      Our Supervisory Board determines the compensation of the sole member of our Managing Board, within the scope of the compensation policy adopted by our annual shareholders meeting upon the proposal of our Supervisory Board. Our Supervisory Board will submit for approval by the annual shareholders meeting a proposal regarding the compensation in the form of shares or rights to acquire shares. This proposal sets forth at least how many shares or rights to acquire shares may be awarded to our Managing Board and which criteria apply to an award or a modification.

Compensation of our Supervisory Board (Article 23)
      Our annual shareholders meeting determines the compensation of our Supervisory Board members. Our meeting shall have the authority to decide whether such compensation will consist of a fixed amount and/or an amount that is variable in proportion to profits or any other factor.

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
      For more information on our Supervisory Board and our Managing Board, see “Item 6. Directors, Senior Management and Employees.”

Adoption of Annual Accounts and Discharge of Management Liability (Article 25)
      Each year, our Managing Board must prepare annual accounts, certified by one or several auditors appointed by the annual shareholders meeting, and submit them to the annual shareholders meeting for adoption within five months after the end of our financial year, unless the annual shareholders meeting has extended this period by a maximum of six months on account of special circumstances.
      Each year, our annual shareholders meeting votes whether or not to discharge the members of our Supervisory Board and of our Managing Board for their supervision and management, respectively, during the previous financial year. In accordance with the applicable Dutch legislation, the discharge of the members of the Managing Board and the Supervisory Board must, in order to be effective, be the subject of a specific resolution on the agenda of our annual shareholders meeting. Under Dutch law, this discharge does not extend to matters not disclosed to shareholders.

Distribution of Profits (Articles 25, 35, 36, 37, 38, 39, and 40)
      Subject to certain exceptions, dividends may only be paid out of the profits as shown in the adopted annual accounts. The profits must first be used to set up and maintain reserves required by Dutch law and our articles of association. The Supervisory Board may, upon proposal of the Managing Board, also establish reserves out of our annual profits. The portion of our annual profits that remains after the establishment or maintaining of reserves is at the disposal of the annual shareholders meeting. If the annual shareholders meeting resolves to distribute profits, preference shareholders shall first be paid a dividend if any preference shares are outstanding, which will be a percentage of the paid up part of the nominal value of their preference shares. No distribution may be made to the shareholders when the equity after such distribution is or becomes inferior to the fully-paid share capital, increased by the legal reserves. The profits remaining after payment has been made to preference shareholders may be distributed to the common shareholders.
      Our annual shareholders meeting may, upon the proposal of the Supervisory Board, declare distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law. Pursuant to a resolution of our Supervisory Board, distributions adopted by the annual shareholders meeting may be fully or partially made in the form of our new shares to be issued. Our Supervisory Board may, subject to certain statutory provisions, distribute one or more interim dividends in respect of any year before the accounts for such year have been adopted at a annual shareholders meeting. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to us.
      At December 31, 2004, the amount of retained earnings available to pay dividends under Dutch law was approximately $7,699 million. Retained earnings for purposes of this calculation are based on our unconsolidated accounts using generally accepted accounting principles in the Netherlands (“Dutch GAAP”). The only material difference between our Dutch GAAP and U.S. GAAP accounts resulted because we canceled our accumulated deficit through a share capital reduction in 1993. Under U.S. GAAP, as this operation was not a quasi-reorganization, the net effect of the par value reduction was applied against capital surplus. At December 31, 2004, under U.S. GAAP, we had accumulated earnings of approximately $5,268 million. We are required to prepare our 2005 consolidated financial statements pursuant to IFRS, therefore, the amount of retained earnings available to pay dividends at December 31, 2005 reported in accordance with IFRS may differ from that reported under Dutch GAAP.
      For the history of dividends paid by us to our shareholders in the past five years, see “Item 8. Financial Information — Dividend Policy”.

Shareholders Meetings and Voting Rights
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
      We will give notice by mail to registered holders of shares of each shareholders meeting, and will publish notice thereof in a national daily newspaper distributed throughout the Netherlands and in at least one daily newspaper in France and Italy, where our shares are also admitted for official quotation. Such notice shall be given no later than the twenty-first day prior to the day of the meeting and shall either state the business to be considered or state that the agenda is open to inspection by the shareholders and other persons entitled to attend general meetings of shareholders at our offices.
      The notice of the annual shareholders meeting must include details on the agenda of the meeting and must indicate that the agenda may be consulted at our registered office, notwithstanding the provisions of Dutch law. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders representing at least one-tenth of the share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposed resolutions be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend general meetings of shareholders will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our general meetings of shareholders who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50,000,000 unless we determine that such proposal would conflict with our substantial interests.
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

Voting Rights (Articles 30, 31 and 33)
      Each share is entitled to one vote.
      All shareholders and other persons entitled to attend and to vote at general meetings of shareholders are entitled to attend the annual shareholders meeting, to address the annual shareholders meeting and, as for shareholders and other persons entitled to vote, to vote. The annual shareholders meeting may set forth rules regulating, inter alia, the length of time during which shareholders may speak in the general meeting. If there are no such applicable rules, the chairman of the meeting may regulate the time during which shareholders are entitled to speak if desirable for the orderly conduct of the meeting.
      In order to exercise the aforementioned voting rights, holders of registered shares must notify us in writing of their intention to do so by the date mentioned on the notice of the annual shareholders meeting and at the place mentioned on the notice of the annual shareholders meeting. In addition, holders of type II shares must notify us of the number of shares they hold. Type II shares are common shares in the form of an entry in our shareholders register with issue of a share certificate consisting of a main part without dividend coupon. In addition to type II shares, type I shares are available. Type I shares are common shares in the form of an entry in our shareholders register without issue of a share certificate. Type II shares are only available should our Supervisory Board decide. Our preferred shares are in the form of an entry in our shareholders register without issue of a share certificate.
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

Authority of the General Meeting of Shareholders (Articles 12, 16, 19, 25, 28 and 41)
      Our annual shareholders meeting decide upon (i) the approval of the written report of the Managing Board on the course of our business and the conduct of our affairs during the past financial year and the report of the Supervisory Board on the annual accounts; (ii) the adoption of the annual accounts and the distribution of dividends; (iii) the appointment of the members of the Supervisory Board and the Managing Board; and (iv) any other resolutions listed on the agenda by the Supervisory Board, the Managing Board or the shareholders and other persons entitled to attend general meetings of shareholders.
      Furthermore, our annual shareholders meeting has to approve resolutions of our Managing Board regarding a significant change in the identity or nature of us or our enterprise, including in any event (i) transferring our enterprise or practically our entire enterprise to a third party, (ii) entering into or canceling any long-term cooperation between us or a subsidiary (“dochtermaatschappij”) of us and any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to us, and (iii) us or a subsidiary (“dochtermaatschappij”) of us acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of our total assets according to our consolidated balance sheet and notes thereto in our most recently adopted annual accounts.

      The articles of association may only be amended (and our liquidation can only be decided on) if amendments are proposed by our Supervisory Board and approved by a simple majority of the votes cast at a annual shareholders meeting at which at least 15% of the outstanding share capital is present or represented. The complete proposal for the amendment (or liquidation) must be made available for inspection by the shareholders and the other persons entitled to attend general meetings of shareholders at our offices as from the day of the notice convening such meeting until the end of the meeting. Any amendment of the articles of association that negatively affects the rights of the holders of a certain class of shares requires the prior approval of the meeting of holders of such class of shares.

Quorum and Majority (Articles 4, 13 and 32)
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
      A quorum of shareholders, present or represented, holding at least half of our issued share capital, is required to dismiss a member of the Managing Board, unless the dismissal is proposed by the Supervisory Board. In the event of the lack of a quorum, a second general meeting must be held within four weeks, with no applicable quorum requirement. Any decision or authorization by the annual shareholders meeting which has or could have the effect of excluding or limiting preferential subscription rights must be taken by a majority of at least two-thirds of the votes cast, if at the annual shareholders meeting less than 50% of the outstanding share capital is present or represented. Otherwise such a resolution can be taken by a simple majority.

Disclosure of Holdings
      Holders of our shares may be subject to reporting obligations under the Netherlands 1996 Act on Disclosure of Holdings in Listed Companies (the “Major Holdings Act”).
      The Major Holdings Act applies to any person or entity that acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands that is officially listed on a stock exchange within the EU. Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 25, 50 or 66 2/3 percent. With respect to the Company, the Major Holdings Act would require any person or entity whose interest in the voting rights and/or capital of the Company reached, exceeded or fell below those percentage interests to notify in writing both the Company and the AFM immediately after the acquisition or disposal of the triggering interest in the Company’s share capital.
      For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: shares and votes (i) directly held by any person, (ii) held by such person’s subsidiaries, (iii) held by a third party for such person’s account, (iv) held by a third party with whom such person has concluded an oral or written voting agreement. Interests held jointly by more persons are attributed to those persons in accordance with their entitlement. A holder of a pledge or right of usufruct in respect of shares can also be subject to these reporting obligations if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares.
      For the same purpose the following instruments qualify as “shares” and “votes” respectively: (i) shares, depositary receipts for shares, contractual rights to acquire shares or depositary receipts for shares (such as the rights under convertible bonds) and (ii) votes and contractual rights to acquire votes.

      The AFM keeps a public registry of and publishes all notifications made pursuant to the Major Holdings Act.
      Non-compliance with the reporting obligations under the Major Holdings Act could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the Major Holdings Act may lead to civil sanctions, including (i) suspension of the voting rights relating to the shares held by the offender, for a period of not more than three years, (ii) nullification of any resolution of the General Meeting of Shareholders of the Company to the extent that such resolution would not have been approved if the votes at the disposal of the person or entity in violation of a duty under the Major Holdings Act had not been exercised and (iii) a prohibition on the acquisition by the offender of our shares or the voting on our ordinary shares for a period of not more than five years.
      As a result of the Dutch Disclosure Act, the sole member of our Managing Board, and the members of our Supervisory Board are required to notify the AFM of all of their holdings in our share capital, including stock options, shares and voting rights, and to notify the AFM immediately of any change in the amount of their holdings and voting rights. We may make this notice on behalf of the Company and of the directors.
      We are required to in turn inform the AMF of all such notifications provided by registered shareholders and beneficial owners to us.

Share Capital as of December 31, 2005
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
      As of December 31, 2005, we had issued 907,824,279 of our common shares, representing issued share capital of €944,137,250.
      As of December 31, 2005, 894,424,279 common shares were outstanding, not including (i) common shares issuable under our various employee stock option plans or employee unvested share plans; (ii) common shares issuable upon conversion of our outstanding convertible debt securities; and (iii) 13.4 million shares repurchased in 2001 and 2002, as compared to 891,908,997 common shares outstanding as of December 31, 2004. As of December 31, 2005, the book value of our common shares held by us or our subsidiaries was $348 million and the face value was €13,936,000. As of December 31, 2005, options to acquire 60,558,567 common shares were outstanding. No preference shares are currently outstanding.
      All of our issued common shares are fully paid up. Our authorized share capital is not restricted by redemption provisions, sinking fund provisions or liability to further capital calls by the company. There are no conditions imposed by the memorandum and articles of association governing changes in capital which are more stringent than is required by law.
      Shares can be issued in registered form only. Share registers are maintained in New York by The Bank of New York, the New York Transfer Agent and Registrar (the “New York Registry”), and in Amsterdam, the Netherlands, by Netherlands Management Company B.V., the Dutch Transfer Agent and Registrar (the “Dutch Registry”). Shares of New York Registry held through DTC are registered in the name of Cede & Co., the nominee of DTC, and shares of Dutch Registry held through the French clearance and settlement system, Euroclear France, are registered in the name of Euroclear France or its nominee.

Non-issued Authorized Share Capital as of December 31, 2005
      Non-issued authorized share capital, which is different from issued capital, allows us to proceed with capital increases excluding the preemptive rights, upon the Supervisory Board’s decision, within the limits of the authorization granted by the general meeting of April 23, 2004. Such a decision can be taken to allow us to benefit from the best conditions offered by the international capital markets in our interest and that of all of our shareholders. In the past, particularly in 1994, 1995, and 1998, we proceeded with capital increases, upon the single decision of the Supervisory Board, to accompany sales of our shares made by our shareholders. However, it is not possible to predict if we will request such an authorization again and at what time and under what conditions. The impact of any future capital increases within the limit of our authorized share capital, upon the decision of the Supervisory Board acting on the delegation granted to it by the annual shareholders meeting, cannot therefore be evaluated.

Other Securities Giving Access to Our Share Capital as of December 31, 2005
      Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the sole member of our Managing Board and our executive officers; (ii) the options giving the right to subscribe to our shares granted to the members of our Supervisory Board, its secretaries and controllers, as described in “Item 6. Directors, Senior Management and Employees”; (iii) the exchangeable bonds convertible into our shares issued by Finmeccanica Finance in September 2003, which are described above in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders”; and (iv) our 2013 Bonds as described above.

Securities Not Representing Our Share Capital
      None.

Preemptive Rights and Preference Shares (Article 4)
      Unless excluded or limited by the annual shareholders meeting or the Supervisory Board according to the conditions described below, each holder of ordinary shares has a pro rata preemptive right to subscribe to an offering of ordinary shares issued for cash in proportion to the number of ordinary shares which he owns. There is no preemptive right with respect to an offering of shares for non-cash consideration, with respect to an offering of shares to our employees or to the employees of one of our subsidiaries, or with respect to preference shares.
      The annual shareholders meeting, upon proposal and on the terms and conditions set by our Supervisory Board, has the power to issue shares. The annual shareholders meeting may also authorize our Supervisory Board, for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances. The shares cannot be issued at below par and as for our common shares must be fully paid up at the time of their issuance. Preference shares must be paid up for at least 25% of their par value.
      The annual shareholders meeting, upon proposal by the Supervisory Board, also has the power to limit or exclude preemptive rights in connection with new issuances of shares. Such a resolution of the annual shareholders meeting must be taken with a majority of at least two-thirds of the votes cast if at such annual shareholders meeting less than 50% of the outstanding share capital is present or represented. Otherwise such a resolution can be taken by a simple majority of the votes cast at a annual shareholders meeting at which at least 15% of our outstanding share capital is present or represented. The annual shareholders meeting may authorize our Supervisory Board, for a period of no more than five years, to limit or exclude preemptive rights.
      Pursuant to a shareholders’ resolution adopted at the annual shareholders meeting on April 23, 2004, our Supervisory Board has been authorized for a period of five years to resolve to (i) issue any number of common shares and/or preference shares as comprised in our authorized share capital from time to time; (ii) to fix the terms and conditions of share issuance; (iii) to exclude or to limit preemptive rights of existing shareholders; and (iv) to grant rights to subscribe for common shares and/or preference shares, all for a period of five years from the date of such annual shareholders meeting.
      Except as stated below, the Supervisory Board has not yet acted on its authorization to increase the registered capital to the limits of the authorized registered capital.
      Upon the proposal of the Supervisory Board, the annual shareholders meeting may, in accordance with the legal provisions, reduce our issued capital by canceling the shares that we hold in treasury, by reducing the par value of the shares or by canceling the preference shares.

      See “Item 7. Major Shareholders and Related-Party Transactions” for details on changes in the distribution of our share capital over the past three years.
      We may issue preference shares in certain circumstances. On May 31, 1999, our annual shareholders meeting approved the creation of up to 180,000,000 preference shares. Pursuant to the 3-for-1 stock split effected in May 2000, the number of such preference shares has increased to 540,000,000.
      The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our shareholder structure and our preference shares may deter a change of control”.
      On May 31, 1999, we entered into an option agreement involving preference shares with ST Holding II in order to protect ourselves from a hostile take-over or other similar action. See “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders — Shareholders’ Agreements — Preference Shares”.
      No preference shares have been issued to date and therefore none are currently outstanding.

Changes to Our Share Capital and Stock Option Grants

				Cumulative		Nominal Value	Amount of
			Nominal	Amount of	Cumulative	of Increase/	Issue	Cumulative —
		Number of	Value	Capital	Number of	Reduction in	Premium	Issue Premium
Year	Transaction	Shares	(Euro)	(Euro)	Shares	Capital	(Euro)	(Euro)

May 5, 2000	Exercise of options	467,725	3.12	905,660,699	290,275,865	1,459,302	7,164,432	1,191,934,282
May 5, 2000	LYONs conversion	5,365,888	3.12	922,402,269	295,641,753	16,741,571	234,054,348	1,425,988,630
May 5, 2000	3:1 Stock Split	591,283,506	1.04	922,402,269	886,925,259	1,425,988,630
July 1, 2000	Exercise of options	248,275	1.04	922,660,475	887,173,534	258,206	2,018,275	1,428,006,905
July 1, 2000	LYONs conversion	346,518	1.04	923,020,854	887,520,052	360,379	5,653,989	1,433,660,894
December 31, 2000	Exercise of options	896,674	1.04	923,953,395	888,416,726	932,541	27,418,268	1,461,079,162
December 31, 2000	LYONs conversion	1,464,561	1.04	925,476,538	889,881,287	1,523,143	23,332,858	1,484,412,020
March 31, 2001	Exercise of options	277,695	1.04	925,765,341	890,158,982	288,803	2,319,055	1,486,731,074
March 31, 2001	LYONs conversion	151,251	1.04	925,922,642	890,310,233	157,301	2,453,756	1,489,184,830
December 31, 2001	Exercise of options	2,062,234	1.04	928,067,365	892,372,467	2,144,723	44,383,800	1,533,568,630
December 31, 2001	LYONs conversion	6,726,714	1.04	935,063,148	899,099,181	6,995,782	114,600,190	1,648,168,820
March 30, 2002	Exercise of options	140,455	1.04	935,209,221	899,239,636	146,073	1,081,691	1,649,250,511
September 28, 2002	LYONs conversion	945	1.04	935,210,204	899,240,581	983	30,482	1,649,280,993
September 28, 2002	Exercise of options and employee stock purchases	601,284	1.04	935,835,540	899,841,865	625,335	10,830,842	1,660,111,835
December 31, 2002	Exercise of options and employee stock purchases	1,081,689	1.04	936,960,496	900,923,554	1,124,957	15,671,916	1,675,783,751
March 29, 2003	Exercise of options	91,146	1.04	937,055,288	901,014,700	94,792	404,011	1,676,187,762
June 28, 2003	Exercise of options and employee stock purchases	217,490	1.04	937,281,478	901,232,190	226,190	2,075,922	1,678,263,684
September 27, 2003	Exercise of options	903,283	1.04	938,220,892	902,135,473	939,414	10,857,587	1,689,121,271
December 31, 2003	Exercise of options	634,261	1.04	938,880,523	902,769,734	659,631	4,458,391	1,693,579,662
March 27, 2004	Exercise of options	1,964,551	1.04	940,923,656	904,734,285	2,043,133	9,048,811	1,702,628,473
June 26, 2004	Exercise of options	84,740	1.04	941,011,786	904,819,025	88,130	1,640,712	1,704,269,185
September 25, 2004	Exercise of options	65,990	1.04	941,080,416	904,885,015	68,630	605,542	1,704,874,727
September 25, 2004	Bonds conversion	101	1.04	941,080,521	904,885,116	105	7,006	1,704,881,733
December 31, 2004	Exercise of options	422,120	1.04	941,519,525	905,307,236	439,005	4,021,536	1,708,903,269
December 31, 2004	LYONs conversion	1,761	1.04	941,521,357	905,308,997	1,831	46,225	1,708,949,494
April 2, 2005	Exercise of options	63,270	1.04	941,587,158	905,372,267	65,801	571,525	1,709,521,019
April 2, 2005	LYONs conversion	59	1.04	941,587,219	905,372,326	61	1,448	1,709,522,467
June 2, 2005	Exercise of options	145,454	1.04	941,738,491	905,517,780	151,272	1,436,236	1,710,958,703
October 1, 2005	Exercise of options	2,079,369	1.04	943,901,035	907,597,149	2,162,544	21,629,617	1,732,651,320
December 31, 2005	Exercise of options	227,130	1.04	944,137,250	907,824,279	236,215	2,062,234	1,734,713,554

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

Acquisition of Shares in Our Own Share Capital (Article 5)
      We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders’ equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the annual shareholders meeting has authorized the Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are not subject to any acquisition price conditions.
      Our articles of association have been amended effective as of May 5, 2000, implementing a resolution of the annual shareholders meeting held on April 26, 2000, to provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of the annual shareholders meeting.
      In 2001, we acquired 9.4 million of our common shares, and in May 2002, we acquired an additional 4.0 million of our common shares to fund attributions of stock options to managers and employees pursuant to our 2001 Stock Option Plan, which was adopted by our shareholders on April 25, 2001. As a result of these two repurchases, as at December 31, 2005, we held 13.4 million of our common shares in treasury. We may in the future proceed with additional repurchases of our common shares to fund further attributions of stock-based compensation pursuant to the 2001 plan.

Changes to Our Share Capital, Stock Option Grants and Other Matters
      The following table sets forth changes to our share capital as of December 31, 2005:

						Nominal
				Cumulative		Value of	Amount of
			Nominal	Amount of	Cumulative	Increase/	Issue	Cumulative
		Number of	Value	Capital	Number of	Reduction	Premium	Issue Premium
Year	Transaction	Shares	(Euro)	(Euro)	Shares	in Capital	(Euro)	(Euro)

December 31, 2004	LYONs conversion	1,761	1.04	941,521,357	905,308,997	1,831	46,225	1,708,949,494
December 31, 2005	Conversion of bonds	59	1.04	941,521,418	905,309,056	61	1,448	1,708,950,942
December 31, 2005	Exercise of options	2,515,223	1.04	944,137,250	907,824,279	2,615,832	25,762,612	1,734,713,554
      The following table summarizes the amount of stock options authorized to be granted, exercised, cancelled and outstanding as of December 31, 2005:

	Employees		Supervisory Board

	1995 Plan	2001 Plan	1996	1999	2002	Total

Remaining amount authorized to be granted	—	12,265,817	—	—	—	12,265,817
Amount exercised	12,255,102	9,650	293,500	18,000	—	12,576,252
Amount cancelled	2,782,808	4,438,997	72,000	63,000	24,000	7,380,805
Amount outstanding	16,524,031	43,285,536	35,000	342,000	372,000	60,558,567
      We granted 29,200 options at an exercise price of $16.73 on January 31, 2005 and 13,000 options at an exercise price of $17.31 on March 17, 2005.
      In line with our 2005 AGM shareholders’ resolutions, we are transitioning our stock-based compensation plans from stock-option grants to non-vested stock awards. Pursuant to shareholders’ resolutions adopted by the 2005 AGM, our Supervisory Board, upon the recommendation of the Compensation Committee, approved the terms and conditions of the 2005 Supervisory Board Stock-Based Compensation Plan for members and professionals, which resulted in a $1 million charge in 2005.
      Pursuant to shareholders’ resolutions adopted by the 2005 AGM, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	amended our 2001 Employee Stock Option Plan with the aim of enhancing our ability to retain key employees and motivate them to shareholder value creation;

•	approved the vesting conditions, linked to our future performance and their continued service with us, to apply to non-vested stock awards granted to employees in 2005, the maximum number of which will be 4.1 million; and

•	accelerated the vesting of all of our outstanding stock options in July 2005 with no charge to our interim consolidated statements of income.
      We intend to use 4.1 million of our shares held by us in treasury (out of the 13.4 million currently available) to cover the four million non-vested stock award granted to our employees in the fourth quarter of 2005 as well as the granting of up to 100,000 non-vested shares to the sole member of our Managing Board that was also approved by shareholders at the 2005 AGM.
      Following these decisions, the share-based compensation plans generated a total additional charge in our income statement of the fourth quarter of 2005 of $9 million pre-tax. This charge corresponded to the compensation expense to be recognized for the non-vested stock awards from the grant date over the vesting period, by adopting FAS 123R and took into consideration the probability of the performance achievement by early adoption FAS123R. The vesting of the awards depends on the following performance achievement: (i) the total amount of shares will vest if the evolution of our stock price is equal or better to the evolution of the Philadelphia SOX Index over the period from May 2, 2005 to April 1, 2006. If the awards do not vest pursuant to the market performance, the employees can still receive a maximum of 66% of the awards: (a) 33% if the evolution of our sales between May 2, 2005 and April 1, 2006 is equal to or greater than the evolution of the sales of top ten semiconductor companies publishing quarterly results for the quarter ending on or before April 1st, 2006 over the same corresponding quarter in 2005 and (b) 33% if our actual return on net assets achieved in 2005 is equal to or higher than our target as per 2005 budget. We will register a total charge of $31 million to which social charges should be added for a total cost of approximately $40 million (before tax) to be accounted for over the vesting period in the years 2006, 2007 and 2008.
Limitations on Right to Hold or Vote Shares
      There are currently no limitations imposed by Dutch law or by the articles of association on the right of non-resident holders to hold or vote the shares.
Material Contracts
      We have not entered into any material contracts, other than those entered into in the ordinary course of business, during the past two years.
Exchange Controls
      None.
Taxation

Dutch Taxation
      This is a general summary and the tax consequences as described here may not apply to a holder of common shares. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of common shares in his particular circumstances.
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

Taxes on income and capital gains
      The summary set out in this section “Dutch taxation” only applies to a holder of common shares who is a Non-Resident holder of common shares.
      You are a Non-Resident holder of common shares if you satisfy the following tests:

a. you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, you have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

b. your common shares and income or capital gains derived therefrom have no connection with your past, present or future employment, if any; and

c. your common shares do not form part of a substantial interest or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise.
      Generally, if a person holds an interest in us, such interest forms part of a substantial interest or a deemed substantial interest in us if any one or more of the following circumstances is present.

1. Such person alone or, if he is an individual, together with his partner (partner), if any, has, directly or indirectly, the ownership of shares in us representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of our annual profit or to 5% or more of our liquidation proceeds.

2. Such person’s shares, profit participating certificates or rights to acquire shares or profit participating certificates in us have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

3. Such person’s partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner has a substantial interest (as described under 1. and 2. above) in us.
      A person who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.
      If you are a holder of common shares and you satisfy test 1., but do not satisfy test 2., and/or test 3., your Dutch income tax position or corporation tax position, as the case may be, is not discussed in this Form 20-F.
      If you are a Non-Resident holder of common shares you will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us (other than the dividend withholding tax described below) or in respect of any gains realized on the disposal of common shares, provided that both of the following conditions are satisfied.

1. If you derive profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as an entrepreneur or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, as the case may be, your common shares are not attributable to such enterprise or, in case the common shares are attributable to such enterprise, the benefits therefrom are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

2. You do not derive benefits from common shares that are taxable as benefits from miscellaneous activities (resultaat uit overage werkzaamheden) in the Netherlands.
      The concept “dividends distributed by us” as used in this taxation summary includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•	the par value of shares issued by us to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) our general shareholders meeting has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.
      If you are a Dutch Individual you may, inter alia, derive benefits from common shares that are taxable as benefits from miscellaneous activities in the following circumstances, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

•	Your investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

•	you make or are deemed to make common shares available, legally or in fact, directly or indirectly, to a related party as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described there.

Dividend withholding tax
      Dividends distributed by us are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%.
      If a Non-Resident holder of common shares is resident in the Netherlands Antilles or Aruba or in a country that has concluded a double tax treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. In addition, a qualifying parent company within the meaning of the EU Parent Subsidiary Directive (Directive 90/435/ EEC, as amended) is, subject to certain conditions, entitled to an exemption from dividend withholding tax. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. A holder of common shares who receives dividends distributed by us shall not be recognized as the beneficial owner of such proceeds if in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction, where it may be presumed (i) that such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, or who would have been entitled to a smaller reduction of, or credit for, dividend withholding tax than the actual recipient of the proceeds; (ii) and such person acquires or retains, directly or indirectly, an interest in common shares or similar instruments, comparable to its interest in common shares prior to the time the composite transaction was first initiated.
      The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties, the tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk) and the EU Parent Subsidiary Directive.
      Under the convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “U.S./ NL Income Tax Treaty”), the Dutch dividend withholding tax rate on dividends distributed by us to a Non Resident holder of securities who is resident in the United States and who is entitled to the benefits of the U.S./ NL Income Tax Treaty will generally be reduced to 15%. The U.S./ NL Income Tax Treaty provides for an exemption from withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./ NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such securities, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./ NL Income Tax Treaty. If such forms are not duly and timely supplied, we generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non Resident holder of securities who is resident in the United States and who is entitled to the benefits of the U.S./ NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./ NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefor.

      Reduction. If we receive a profit distribution from a qualifying foreign entity, or a repatriation of qualifying foreign branch profit, that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, we may be entitled to a reduction of the amount of Dutch dividend withholding tax withheld that must be paid over to the Dutch tax authorities in respect of dividends distributed by us. Such reduction is the lesser of:

•	3% of the dividends paid by us in respect of which Dutch dividend withholding tax is withheld, and

•	3% of the qualifying profit distributions grossed up by the foreign tax withheld on such distributions received from foreign subsidiaries and branches prior to the distribution of the dividend by us during the current calendar and the two preceding calendar years (to the extent such distributions have not been taken into account previously when applying this test).
      Non-Resident holders of securities are urged to consult their tax advisers regarding the general creditability or deductibility of Netherlands dividend withholding tax and, in particular, the impact on such investors of our potential ability to receive a reduction as described in the previous paragraph.
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
United States Federal Income Taxation
      The following discussion is a general summary of the material U.S. federal income tax consequences to a U.S. holder (as defined below) of the ownership and disposition of our common shares. You are a U.S. holder only if you are a beneficial owner of common shares:

•	that is, for U.S. federal income tax purposes, (a) a citizen or individual resident of the United States (b) a U.S. domestic corporation or a domestic entity taxable as a corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

•	that owns, directly, indirectly or by attribution, less than 10% of our voting power or outstanding share capital;

•	that holds the common shares as capital assets;

•	whose functional currency for U.S. federal income tax purposes is the U.S. dollar;

•	that is a resident of the United States and not also a resident of the Netherlands for purposes of the U.S./ NL Income Tax Treaty;

•	that is entitled, under the “limitation on benefits” provisions contained in the U.S./ NL Income Tax Treaty, to the benefits of the U.S./ NL Income Tax Treaty; and

•	that does not have a permanent establishment or fixed base in the Netherlands.
      This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances. Also, it does not address holders that may be subject to special rules including, but not limited to, U.S. expatriates, tax-exempt organizations, persons subject to the alternative minimum tax, banks, securities broker-dealers, financial institutions, regulated investment companies, insurance companies, traders in securities who elect to apply a mark-to-market method of accounting, persons holding our common shares as part of a straddle, hedging or conversion transaction, or persons who acquired common shares pursuant to the exercise of employee stock options or otherwise as compensation. Because this is a general summary, you are advised to consult your own tax advisor with respect to the U.S. federal, state, local and applicable foreign tax consequences of the ownership and disposition of our common shares. In addition, you are advised to consult your own tax advisor concerning whether you are entitled to benefits under the U.S./ NL Income Tax Treaty.
      If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds common shares, you are urged to consult your own tax advisor regarding the specific tax consequences of the ownership and the disposition of common shares.
      This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S./ NL Income Tax Treaty, judicial decisions, administrative pronouncements and existing, temporary and proposed Treasury regulations as of the date of this Form 20-F, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

Dividends
      In general, you must include the gross amount of distributions paid (including the amount of any Dutch taxes withheld from those distributions) to you by us with respect to the common shares in your gross income as foreign-source taxable dividend income. A dividends-received deduction will not be allowed with respect to dividends paid by us. The amount of any distribution paid in foreign currency (including the amount of any Dutch withholding tax thereon) will be equal to the U.S. dollar value of the foreign currency on the date of actual or constructive receipt by you regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on a subsequent sale or other disposition of such foreign currency will be U.S.-source ordinary income or loss. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.
      Subject to applicable limitations, Dutch taxes withheld from a distribution paid to you at a rate not exceeding the rate provided in the U.S./ NL Income Tax Treaty will be eligible for credit against your U.S. federal income tax liability. As described in “— Taxation — Dutch Taxation” above, under current Dutch law, under limited circumstances we may be permitted to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands. This amount generally may not exceed 3% of the total dividend distributed by us. If we withhold an amount from dividends paid to you that we then are not required to remit to any taxing authority in the Netherlands, the amount in all likelihood would not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares generally will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” For taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category income” or in the case of certain U.S. holders, “general category income.” The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a U.S. holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. You should consult your own tax advisor to determine whether and to what extent a credit would be available to you.

      Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently at a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, “qualified dividend income” generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including either that (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States (such as the U.S./ NL Income Tax Treaty) which provides for the exchange of information. We currently believe that dividends paid by us with respect to our common shares should constitute “qualified dividend income” for U.S. federal income tax purposes; however, this is a factual matter and subject to change. You are urged to consult your own tax advisor regarding the availability to you of a reduced dividend tax rate in light of your own particular situation.

Sale, Exchange or Other Disposition of Common Shares
      Upon a sale, exchange or other disposition of common shares, you generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and your tax basis in the common shares, as determined in U.S. dollars. This gain or loss generally will be U.S.-source gain or loss, and will be treated as long-term capital gain or loss if you have held the common shares for more than one year. If you are an individual, capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company Status
      We believe that we will not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2005 and do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares, may be materially less favorable than as described herein. In addition, if we were a PFIC in the taxable year we pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

U.S. Information Reporting and Backup Withholding
      Dividend payments with respect to common shares and proceeds from the sale, exchange, retirement or other disposition of our common shares may be subject to information reporting to the U.S. Internal Revenue Service (the “IRS”) and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. U.S. persons required to establish their exempt status generally must provide certification on IRS Form W-9. Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status (generally on Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
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
      WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY U.S. WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC’S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE OR THROUGH THE INTERNET AT HTTP:// WWW.SEC.GOV. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.
      In addition, material filed by us with the SEC can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of The Bank of New York, as New York Share Registrar, at One Wall Street, New York, NY 10286 (telephone: 1-888-269-2377).

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
      We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The major risks to which we are exposed are related to the fluctuations of the U.S. dollar exchange rate compared to the euro and the other major currencies, the coverage of our foreign currency exposures, the variation of the interest rates and the risks associated to the investments of our available cash. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.
      Our Income Statement is exposed to the fluctuations of the exchange rates such as the U.S. dollar, the euro and the other major currencies since our revenues are mainly denominated in U.S. dollars while a large part of our costs is denominated in euros or other major currencies. We enter into cash flow hedges to cover a portion of our costs denominated in euro. Our balance sheet is also exposed to these exchange rates fluctuations since the functional currency of our subsidiaries is generally the local currency and as such, foreign exchange fluctuations are generating adjustments for the translation into U.S. dollar consolidated reporting of their assets and liabilities. For further details, see “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates”.
      We have exposures in foreign currencies since our operating cash flows are denominated in various foreign currencies as a result of our international business activities and certain of our borrowings are exposed to changes in foreign exchange rates. The functional currency of our subsidiaries is either the local currency or the U.S. dollar. We continuously evaluate our foreign currency exposures based on current market conditions and the business environment. In order to mitigate the impact of changes in foreign currency exchange rates, we enter into forward exchange and currency options contracts. The magnitude and nature of such outstanding instruments are detailed in Note 25 to our Consolidated Financial Statements. Forward contracts outstanding as of December 31, 2005 have remaining terms of four days to five months, which mature on average after less than 2 months. The notional amounts of foreign exchange forward contracts totaled $2,206 million and $8,852 million at December 31, 2005 and 2004, respectively. The principal currencies covered are the U.S. dollar, the euro, the Japanese yen and the Singapore Dollar. The risk of loss associated with these forward contracts is equal to the exchange rate differential from the date the contract is made until the time it is settled.
      We are exposed to changes in interest rates primarily as a result of our borrowing activities which include long-term debt used to fund business operations. We borrow in U.S. dollars as well as in other currencies from banks and other sources. We primarily enter into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. The principal risks are related to interest rates variations to which we are exposed in regard to our long-term obligations. We primarily utilize fixed-rate debt and do not expect changes in interest rates to have a material effect on income or cash flows in 2006.
      We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least single “A” rating, mainly on a short-term basis; as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments.
      We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.
      The information below summarizes our market risks associated with cash equivalents, debt obligations, and other significant financial instruments as of December 31, 2005. The information below should be read in conjunction with Note 25 to the Consolidated Financial Statements.
      The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

								Fair Value at
	Total	2006	2007	2008	2009	2010	Thereafter	December 31, 2005

Assets:
Cash equivalents	2,027							2,027
Average interest rate	4.1%
Long-term debt:
Fixed rate	1,791	1,522	119	58	30	22	40	1,742
Average interest rate	0.25%	(0.19)%	3.14%	3.58%	2.49%	2.09%	1.16%

Amounts in Millions
of U.S. Dollars

Long-term debt by currency as of December 31, 2005:
U.S. dollar	1,454
Euro	206
Singapore dollar	120
Other currencies	11

Total in U.S. dollars	1,791

Amounts in Millions
of U.S. Dollars

Long-term debt by currency as of December 31, 2004:
U.S. dollar	1,404
Euro	324
Singapore dollar	153
Other currencies	19

Total in U.S. dollars	1,900

      The following table provides information about our foreign exchange forward contracts at December 31, 2005 (in millions of U.S. dollars):
FORWARD CONTRACTS AS AT DECEMBER 31, 2005

				Notional Amount	Average Rate	Fair Value

Buy	USD	Sell	JPY	71	116.6	0
Sell	USD	Buy	JPY	48	116.3	0
Buy	USD	Sell	CAD	72	1.17	0
Sell	USD	Buy	SGD	37	1.66	0
Sell	USD	Buy	INR	3	45.9	0
Sell	USD	Buy	SEK	12	8.0	0
Buy	GBP	Sell	USD	33	1.73	0
Buy	EUR	Sell	USD	1,771	1.20	(27)
Sell	EUR	Buy	USD	130	1.18	0
Sell	EUR	Buy	CHF	4	1.55	0
Sell	EUR	Buy	JPY	25	139.8	0

				2,206		(27)

      The following table provides information about our foreign exchange forward contracts at December 31, 2004 (in millions of U.S. dollars):
FORWARD CONTRACTS AS AT DECEMBER 31, 2004

				Notional Amount	Average Rate	Fair Value

Buy	USD	Sell	JPY	76	104.9	(2)
Sell	USD	Buy	JPY	30	102.4	0
Buy	EUR	Sell	USD	4,803	1.37	187
Sell	EUR	Buy	USD	2,388	1.37	(91)
Buy	USD	Sell	SGD	1,120	1.64	(14)
Buy	USD	Sell	CAD	70	1.20	(1)
Sell	USD	Buy	INR	9	43.5	0
Sell	USD	Buy	SEK	27	6.6	0
Buy	MTL	Sell	USD	197	3.14	11
Buy	GBP	Sell	USD	42	1.93	1
Sell	EUR	Buy	JPY	37	140.9	0
Buy	EUR	Sell	MYR	7	5.26	0
Buy	EUR	Sell	SGD	6	2.22	0
Buy	JPY	Sell	SGD	39	0.02	0
Buy	JPY	Sell	MYR	1	0.04	0

				8,852		(91)

Item 12.	Description of Securities Other Than Equity Securities
      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
      Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company, particularly during the period in which this Form 20-F was being prepared.
      There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by the annual report, nor were there any material weaknesses in our internal controls requiring corrective actions.
Other Reviews
      We have sent this Annual Report on Form 20-F to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we filed it with the Securities and Exchange Commission.

Item 16A.	Audit Committee Financial Expert
      On March 18, 2005, our Supervisory Board concluded that Tom de Waard, a member of our Audit Committee and an independent member of our Supervisory Board qualified as an “audit committee financial expert” as defined in Item 16A of Form 20-F during fiscal year 2005.

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
      Our Code of Business Conduct and Ethics is posted our internet website at http://www.st.com. There have been no amendments or waivers, express or implicit, to our Code of Business Conduct and Ethics since its inception.

Item 16C.	Principal Accountant Fees and Services
      PricewaterhouseCoopers has served as our independent registered public accounting firm for each of the fiscal years since 1996. The auditors are elected by the general meeting of shareholders once every three years. PricewaterhouseCoopers was reelected for a three-year term by our March 2005 shareholders meeting to expire at our shareholders meeting in 2008.

      The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to us in 2004 and 2005.

		Percentage of		Percentage of
	2005	Total Fees	2004	Total Fees

Audit Fees
Statutory audit, certification, audit of individual and consolidated financial statements	$2,494,626	94%	$2,079,857	93%
Audit-related fees	138,312	5%	125,282	6%
Non-audit Fees
Tax compliance fees	24,028	1%	25,668	1%
Other fees	—		—	—

Total	$2,656,966	100%	$2,230,807	100%

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
      The Corporate Audit Vice-President is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by the Audit Committee. During 2005, all services provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Maximum Number
			Total Number of	of Securities that
	Total Number of		Securities Purchased	May yet be
	Securities	Average Price Paid	as Part of Publicly	Purchased Under
Period	Purchased	Per Security	Announced Programs	the Programs

2005-01-01 to 2005-01-31	—	—	—	—
2005-02-01 to 2005-02-28	—	—	—	—
2005-03-01 to 2005-03-31	—	—	—	—
2005-04-01 to 2005-04-30	—	—	—	—
2005-05-01 to 2005-05-31	—	—	—	—
2005-06-01 to 2005-06-30	—	—	—	—
2005-07-01 to 2005-07-31	—	—	—	—
2005-08-01 to 2005-08-31	—	—	—	—
2005-09-01 to 2005-09-30	—	—	—	—
2005-10-01 to 2005-10-31	—	—	—	—
2005-11-01 to 2005-11-30	—	—	—	—
2005-12-01 to 2005-12-31	—	—	—	—
      We currently hold 13,400,000 of our common shares in treasury pursuant to repurchases made in prior years. We did not purchase any common shares in 2005. We have not announced any additional repurchase programs.
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

PART III

Item 17.	Financial Statements
      Not applicable.

Item 18.	Financial Statements
Item 19. Exhibits

1.1	Amended and Restated Articles of Association of STMicroelectronics N.V., dated April 4, 2005, as approved by the annual general meeting of shareholders on March 18, 2005.
8.1	Subsidiaries of the Company.
12.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., and Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
14(a)	Consent of Independent Registered Public Accounting Firm.

CERTAIN TERMS

ADSL	assymetrical digital subscriber line

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CAD	computer aided design

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

CPE	customer premises equipment

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

DSL	digital subscriber line

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

G-bit	gigabit

GPRS	global packet radio service

GPS	global positioning system

GSM	global system for mobile communications

GSM/ GPRS	European standard for mobile phones

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

K-bit	kilobit

LAN	local area network

M-bit	megabit

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

MPEG	motion picture experts group

ODM	original design manufacturer

OEM	original equipment manufacturer

OMAPI	open mobile application processor interfaces, the name of the joint open standard for wireless application processor interfaces being developed with Texas Instruments to promote faster and broader deployment of multimedia-enhanced mobile devices and applications

OTP	one-time programmable

PDA	personal digital assistant

PFC	power factor corrector

PROM	programmable read-only memory

PSM	programmable system memories

RAM	random access memory

RF	radio frequency

RISC	reduced instruction set computing

ROM	read-only memory

SAM	serviceable available market

SCR	silicon controlled rectifier

SLIC	subscriber line interface card

SMPS	switch-mode power supply

SoC	system-on-chip

SRAM	static random access memory

SNVM	serial nonvolatile memories

TAM	total available market

USB	universal serial bus

VIPpowertm	vertical integration power

VLSI	very large scale integration

XDSL	digital subscriber line

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.
Date: March 3, 2006

By:	/s/ Carlo Bozotti

Carlo Bozotti
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Shareholders of STMicroelectronics N.V.:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers SA

M Foley                               H-J Hofer
Geneva, February 15, 2006
PricewaterhouseCoopers is represented in about 140 countries worldwide and in Switzerland in Aarau, Basle, Berne, Chur, Geneva, Lausanne, Lucerne, Lugano, Neuchâtel, Sion, St. Gall, Thun, Winterthur, Zug and Zurich and offers Assurance, Tax & Legal and Advisory services.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
In millions of U.S. dollars except per share amounts

	Twelve months ended

	December 31,	December 31,	December 31,
	2005	2004	2003

	(audited)	(audited)	(audited)
Net sales	8,876	8,756	7,234
Other revenues	6	4	4

Net revenues	8,882	8,760	7,238
Cost of sales	(5,845)	(5,532)	(4,672)

Gross profit	3,037	3,228	2,566
Selling, general and administrative	(1,026)	(947)	(785)
Research and development	(1,630)	(1,532)	(1,238)
Other income and expenses, net	(9)	10	(4)
Impairment, restructuring charges and other related closure costs	(128)	(76)	(205)

Operating income	244	683	334
Interest income (expense), net	34	(3)	(52)
Loss on equity investments	(3)	(4)	(1)
Loss on extinguishment of convertible debt	0	(4)	(39)

Income before income taxes and minority interests	275	672	242
Income tax benefit (expense)	(8)	(68)	14

Income before minority interests	267	604	256
Minority interests	(1)	(3)	(3)

Net income	266	601	253

Earnings per share (Basic)	0.30	0.67	0.29

Earnings per share (Diluted)	0.29	0.65	0.27

The accompanying notes are an integral part of these consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
In millions of U.S. dollars

	As at

	December 31,	December 31,
	2005	2004

	(audited)	(audited)
Assets
Current assets:
Cash and cash equivalents	2,027	1,950
Marketable securities	0	0
Trade accounts receivable, net	1,490	1,408
Inventories, net	1,411	1,344
Deferred tax assets	152	140
Other receivables and assets	531	785

Total current assets	5,611	5,627

Goodwill	221	264
Other intangible assets, net	224	291
Property, plant and equipment, net	6,175	7,442
Long-term deferred tax assets	55	59
Investments and other non-current assets	153	117

	6,828	8,173

Total assets	12,439	13,800

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts	11	58
Current portion of long-term debt	1,522	133
Trade accounts payable	965	1,352
Other payables and accrued liabilities	642	776
Deferred tax liabilities	7	17
Accrued income tax	152	176

Total current liabilities	3,299	2,512

Long-term debt	269	1,767
Reserve for pension and termination indemnities	270	285
Long-term deferred tax liabilities	55	63
Other non-current liabilities	16	15

	610	2,130

Total liabilities	3,909	4,642

Commitment and contingencies

Minority interests	50	48

Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 907,824,279 shares issued, 894,424,279 shares outstanding)	1,153	1,150
Capital surplus	1,967	1,924
Accumulated result	5,427	5,268
Accumulated other comprehensive income	281	1,116
Treasury stock	(348)	(348)

Shareholders’ equity	8,480	9,110

Total liabilities and shareholders’ equity	12,439	13,800

The accompanying notes are an integral part of these consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of U.S. dollars

	Twelve Months Ended

	December 31,	December 31,	December 31,
	2005	2004	2003

	(audited)	(audited)	(audited)
Cash flows from operating activities:
Net income	266	601	253
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,944	1,837	1,608
Amortization of discount on convertible debt	5	28	68
Loss on extinguishment of convertible debt	—	4	39
Gain on the sale of marketable securities	—	—	(4)
Other non-cash items	10	5	(53)
Minority interest in net income of subsidiaries	1	3	3
Deferred income tax	(31)	(6)	(131)
Loss on equity investments	3	4	1
Impairment, restructuring charges and other related closure costs, net of cash payments	72	8	197
Changes in assets and liabilities:
Trade receivables, net	(117)	(119)	(109)
Inventories, net	(174)	(144)	(75)
Trade payables	(71)	128	(8)
Other assets and liabilities, net	(110)	(7)	131

Net cash from operating activities	1,798	2,342	1,920

Cash flows from investing activities:
Payment for purchases of tangible assets	(1,441)	(2,050)	(1,221)
Proceeds from sale of marketable securities	—	—	4
Investment in intangible and financial assets	(49)	(79)	(31)
Capital contributions to equity investments	(38)	(2)	(3)
Payment for acquisitions, net of cash received	—	(3)	(188)

Net cash used in investing activities	(1,528)	(2,134)	(1,439)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	50	91	1,398
Repayment of long-term debt	(110)	(1,288)	(1,432)
Increase (decrease) in short-term facilities	(47)	10	25
Capital increase	35	23	22
Dividends paid	(107)	(107)	(71)
Other financing activities	1	—	(1)

Net cash used in financing activities	(178)	(1,271)	(59)

Effect of changes in exchange rates	(15)	15	14

Net cash increase (decrease)	77	(1,048)	436

Cash and cash equivalents at beginning of the period	1,950	2,998	2,562

Cash and cash equivalents at end of the period	2,027	1,950	2,998

Supplemental cash information:
Interest paid	17	16	19
Income tax paid	90	84	102
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
In millions of U.S. dollars, except per share amounts

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
	Stock	Surplus	Stock	Result	income (loss)	Equity

Balance as of December 31, 2002 (audited)	1,144	1,864	(348)	4,592	(258)	6,994

Capital increase	2	41				43
Comprehensive income:
Net Income				253		253
Other comprehensive income, net of tax					881	881

Comprehensive income						1,134
Dividends, $0.08 per share				(71)		(71)

Balance as of December 31, 2003 (audited)	1,146	1,905	(348)	4,774	623	8,100

Capital increase	4	19				23
Comprehensive income:
Net Income				601		601
Other comprehensive income, net of tax					493	493

Comprehensive income						1,094
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2004 (audited)	1,150	1,924	(348)	5,268	1,116	9,110

Capital increase	3	32				35
Stock-based compensation expense		11				11
Comprehensive income (loss):
Net income				266		266
Other comprehensive loss, net of tax					(835)	(835)

Comprehensive income (loss)						(569)
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2005 (audited)	1,153	1,967	(348)	5,427	281	8,480

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
1 — THE COMPANY
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
2 — ACCOUNTING POLICIES
      The accounting policies of the Company conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.
2.1 — Principles of consolidation
      The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation. Since the adoption in 2003 of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003), and the related FASB Staff Positions (collectively “FIN 46R”), the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates VIEs, if any, for which the Company is determined to be the primary beneficiary, as described in note 2.19.
2.2 — Use of estimates
      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, assumptions used in calculating pension obligations and share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.
2.3 — Foreign currency
      The U.S. dollar is the reporting currency for the Company, which is the currency of the primary economic environment in which the Company operates. The worldwide semiconductor industry uses the U.S. dollar as a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the Euro currency.
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
      Assets, liabilities, revenues, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect during the month of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity’s functional currency are remeasured into the functional currency at the exchange rate prevailing at the balance sheet date. The related exchange gains and losses are recorded in the consolidated statements of income.
2.4 — Derivative instruments
               Foreign Currency Forward Contracts Not Designated as a Hedge
      The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), and are marked-to-market at each period-end with the associated changes in fair value recognized in “other income and expenses, net” in the consolidated statements of income.
               Cash Flow Hedges
      To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedged in 2005 and 2004 certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The foreign currency forward contracts used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts used as hedges are effective at reducing the euro/ U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract. For these derivatives, the gain or loss from the effective portion of the hedge is reported as a component of “accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
2.5 — Reclassifications
      Certain prior year amounts have been reclassified to conform to the current year presentation.
2.6 — Revenue Recognition
      Revenue is recognized as follows:
               Net sales
      Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.
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
      The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products are non-conforming, the Company will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. The Company provides for such returns when they are considered as probable and can be reasonably estimated. The Company records the accrued amounts as a reduction of revenue.
      The Company’s insurance policy relating to product liability only covers physical damage and other direct damages caused by defective products. The Company does not carry insurance against immaterial non consequential damages. The Company records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms express or implied by statute or common law. The Company’s contractual terms and conditions limit its liability to the sales value of the products which gave rise to the claims.
               Other revenues
      Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements.
               Fundings
      Fundings received by the Company are mainly from governmental agencies and income is recorded as recognized when all contractually required conditions are fulfilled. The Company’s primary sources for government funding are French, Italian, other European Union (“EU”) governmental entities and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development funding that require beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. In accordance with SAB 104 and the Company’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.
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
      Capital investment funding is recorded as a reduction of “property, plant and equipment, net” and is recognized in the Company’s consolidated statements of income according to the depreciation charges of the funded assets during their useful lives. The Company also receives capital funding in Italy, which is recovered through the reduction of various governmental liabilities, including income taxes, value-added tax and employee-related social charges. The funding has been classified as long-term receivable and is reflected in the balance sheet at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating income in “interest income (expense), net”.
      The Company receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Company records these loans as debt in its consolidated balance sheet.
2.7 — Advertising costs
      Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2005, 2004 and 2003 were $14 million, $17 million and $9 million, respectively.
2.8 — Research and development
      Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research and development costs are charged to expense as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is recorded as research and development expenses.
2.9 — Start-up costs
      Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification. Start-up costs are included in “other income and expenses, net” in the consolidated statements of income.
2.10 — Income taxes
      The provision for current taxes represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Provisions for specific tax exposures are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. Deferred income tax is determined using tax rates and laws that are enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax law is recognized in the period of enactment. Deferred income tax assets are recognized in full but the Company assesses whether it is probable that future taxable profit will be available against which the temporary differences can be utilized. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not. The Company utilizes the flow-through method to account for its investment credits,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
reflecting the credits as a reduction of tax expense in the year they are recognized. Similarly, research and development tax credits are classified as a reduction of tax expense in the year they are recognized.
2.11 — Earnings per share
      Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net income (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to stock-options granted, nonvested shares and convertible debt to the extent such incremental shares are dilutive. Nonvested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the balance sheet date and if the awards are dilutive.
2.12 — Cash and cash equivalents
      Cash and cash equivalents represents cash, deposits and highly liquid investments with insignificant interest rate risk purchased with an original maturity of ninety days or less.
2.13 — Marketable securities
      Management determines the appropriate classification of investments in debt and equity securities at the time of purchase and reassesses the classification at each reporting date. For those marketable securities with a readily determinable fair value and that are classified as available-for-sale, the securities are reported at fair value with changes in fair value recognized as a separate component of “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. Other-than-temporary losses are recorded in net income based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as “other income and expenses, net”.
2.14 — Trade accounts receivable
      Trade accounts receivable are recognized at their sales value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. In addition, the Company is required to evaluate its customers’ financial condition periodically and records an additional provision for any specific account the Company estimates as doubtful.
2.15 — Inventories
      Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
      Additionally, the Company evaluates its product inventory to identify obsolete or slow-selling stock and records a specific provision if the Company estimates the inventory will eventually become obsolete. Provisions for obsolescence are estimated for excess uncommitted inventory based on the previous quarter sales, orders’ backlog and production plans.
2.16 — Intangible assets subject to amortization
      Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, purchased software and internally developed software which is capitalized. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, the Company usually estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its fair value. Amortization is computed using the straight-line method over the following estimated useful lives:

Technologies & licenses	3-7 years
Purchased software	3-4 years
Internally developed software	4 years
      The Company evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.
      The capitalization of costs for internally generated software developed by the Company for its internal use begins when preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended.
2.17 — Goodwill
      Goodwill recognized in business combinations is not amortized but rather is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company usually estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.
2.18 — Property, plant and equipment
      Property, plant and equipment are stated at historical cost, net of government fundings and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.
      Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-6 years
Computer and R&D equipment	3-6 years
Other	2-5 years
      The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technological, market, economic or legal environment in which the Company operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Company also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.
      When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books and the net gain or loss is included in “other income and expenses, net” in the consolidated statements of income.
      Capital leases are included in “property, plant and equipment, net” and depreciated over the shorter of the estimated useful life or the lease term. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
      Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.
2.19 — Investments
      Equity investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s share in its equity investments’ results is recognized in the consolidated income statement as “Income (loss) on equity investments” and in the consolidated balance sheet as an adjustment against the carrying amount of the investments. When the Company’s share of losses in an equity investment equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee.
      Investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as available-for-sale and, accordingly, recognizes changes in their fair values as a separate component of “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. Other-than-temporary losses are recorded in net income and are based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on investments sold are determined on the specific identification method and are recorded as “other income or expenses, net” in the consolidated statements of income.
      Since the adoption in 2003 of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003), and the related FASB Staff Positions (collectively “FIN 46R”), the Company assesses for consolidation entities identified as a Variable Interest Entity (“VIE”) and consolidates the VIEs, if any, for which the Company is determined to be the primary beneficiary. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs are initially measured at fair value in the same manner as if the consolidation resulted from a business combination.
2.20 — Employee benefits
               (a) Pension obligations
      The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. They are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.
      The liability recognized in the consolidated balance sheets in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in income, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Additional minimum liability is required when the accumulated benefit obligation exceeds the fair value of the plan assets and the amount of the accrued liability. Such minimum liability is recognized as a component of “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.
      For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
               (b) Other post-employment obligations
      The Company provides post-retirement benefits to some of its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.
               (c) Termination benefits
      Termination benefits are payable when employment is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for these benefits. For the accounting treatment and timing recognition of the involuntarily termination benefits, the Company distinguishes between one-time benefit arrangements and ongoing termination arrangements. A one-time benefit arrangement is one that is established by a termination plan that applies to a specified termination event or for a specified future period. These one-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which criteria for communication are not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for at commitment date when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.
      In the case of special termination benefits proposed to encourage voluntary termination, the Company recognizes a provision for voluntary termination benefits at the date on which the employee irrevocably accepts the offer and the amount can be reasonably estimated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
               (d) Profit-sharing and bonus plans
      The Company recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.
               (e) Share-based compensation
               Stock options
      At December 31, 2005, the Company had five employee and Supervisory Board stock-option plans, which are described in detail in Note 15. Until the fourth quarter of 2005, the Company applied the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related implementation guidance, in accounting for stock-based awards to employees. For all option grants prior to the fourth quarter of 2005, no stock-based employee compensation cost was reflected in net income as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant.
      The following tabular presentation provides pro forma information on net income and earnings per share required to be disclosed as if the Company had applied the fair value recognition provisions prescribed by Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”), for the years ended December 31, 2005, 2004 and 2003:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Net income, as reported	266	601	253
of which compensation expense on nonvested shares, net of tax effect	(7)	—	—
Deduct: Total stock-option employee compensation expense determined under FAS 123, net of related tax effects	(244)	(166)	(186)
Net income, pro forma	22	435	67
Earnings per share:
Basic, as reported	0.30	0.67	0.29
Basic, pro forma	0.02	0.49	0.08
Diluted, as reported	0.29	0.65	0.27
Diluted, pro forma	0.02	0.47	0.07
      The Company has amortized the pro forma compensation expense over the nominal vesting period for employees. The pro forma information presented above for the year ended December 31, 2005 includes an approximate $182 million charge relating to the effect of accelerating the vesting period of all outstanding unvested stock options during the third quarter of 2005, which has been recognized immediately in the pro forma result for the amount that otherwise would have been recognized ratably over the remaining vesting period.
      The fair value of the Company’s stock options was estimated under FAS 123 using a Black-Scholes option pricing model since the simple characteristics of the stock options did not require complex pricing assumptions. Forfeitures of options are reflected in the pro forma charge as they occur. For those stock option plans with graded vesting periods, the Company has determined that the historical exercise activity actually reflects that employees exercise the option after the close of the graded vesting period. Therefore, the Company recognizes the estimated pro forma charge for stock option plans with graded vesting period on a straight-line basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      The fair value of stock options under FAS 123 provisions was estimated using the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Expected life (years)	6.1	6.1	5.9
Historical Company share price volatility	52.9%	56.4%	59.6%
Risk-free interest rate	3.84%	3.6%	2.7%
Dividend yield	0.69%	0.56%	0.35%
      The Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The weighted average fair value of stock options granted during 2005 was $8.60 ($12.14 in 2004 and $10.66 in 2003).
               Nonvested shares
      In 2005, the Company redefined its equity-based compensation strategy by no longer granting options but rather issuing nonvested shares. In July 2005, the Company amended its latest Stock Option Plans for employees, Supervisory Board and Professionals of the Supervisory Board accordingly. As part of this revised stock-based compensation policy, the Company decided in July 2005 to accelerate the vesting period of all outstanding unvested stock options, following authorization from the Company’s shareholders at the annual general meeting held on March 18, 2005. As a result, underwater options equivalent to approximately 32 million shares became exercisable immediately in July 2005 with no earnings impact. In addition, on October 25, 2005, the Company granted nonvested shares to senior executives, selected employees and members of the Supervisory Board to be issued upon vesting from treasury stock. The shares were granted for free to employees and at their nominal value for the members of the Supervisory Board. The awards granted to employees will contingently vest upon achieving certain market or performance conditions and upon completion of a three-year service period.
      Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees. Since nonvested shares granted to Supervisory Board members are not forfeited, even if the service period is not completed, their associated compensation cost has been recorded immediately at grant. Nonvested share grants are further explained in Note 15.
      In the fourth quarter of 2005 the Company decided to early adopt Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and the related FASB Staff Positions (collectively “FAS 123R”), which requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The early adoption of FAS 123R is described in Note 2.24.
2.21 — Convertible debt
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
      Debt issuance costs are included in long-term investments and are amortized in “interest income (expense), net” until the first redemption right of the holder. Outstanding bonds amounts are classified in the consolidated balance sheet as “current portion of long term debt” in the year of the redemption right of the holder.
2.22 — Share capital
      Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      Where any subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received net of directly attributable incremental transaction costs and the related income tax effect is included in equity.
2.23 — Comprehensive income (loss)
      Comprehensive income (loss) is defined as the change in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “accumulated other comprehensive income (loss)” consists of, unrealized gains or losses on marketable securities classified as available-for-sale, the change in the excess of the minimum pension liability over the unrecognized prior service cost of certain pension plans and the unrealized gain (loss) on derivatives, all net of tax as well as foreign currency translation adjustments.
2.24 — Recent accounting pronouncements
      In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“FAS 151”). The Standard requires abnormal amounts of idle capacity and spoilage costs to be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company early adopted FAS 151 in 2005. As costs associated with underutilization of manufacturing facilities have historically been charged directly to cost of sales, FAS 151 has not had a material effect on the Company’s financial position or results of operations.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“FAS 153”). This Statement amends Opinion 29 to eliminate the exception to the basic fair value measurement principle for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Statement is effective prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with early application permitted. The Company early adopted FAS 153 in 2005 but has not had any material nonmonetary exchanges of assets since FAS 153 was published. Therefore, FAS 153 has not had a material effect on the Company’s financial position or results of operations.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and the related FASB Staff Positions (collectively “FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the U.S. Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition methods including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. The Company early adopted FAS 123R in the fourth quarter of 2005 using the modified prospective application method. As such, the Company has not restated prior periods to reflect the recognition of stock-based compensation cost. The Company redefined in the second quarter of 2005 its equity-based compensation strategy, since it had become minimally effective in motivating and retaining key-employees. The Company will no longer grant options but rather issue nonvested shares. As part of this revised equity-based compensation policy, the Company decided in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
July 2005 to accelerate the vesting period of all outstanding unvested stock options. These options totaling approximately 32 million had no intrinsic economic value based on the market price of the shares at the date of acceleration. The acceleration of the vesting period will avoid any future compensation expense associated with FAS 123R; accordingly, the Company did not recognize any cumulative effect of initially adopting FAS 123R since no outstanding unvested stock awards existed as of the adoption date of FAS 123R. The impact of FAS 123R on the Company’s grant of nonvested shares in the fourth quarter of 2005 is further illustrated in Note 15.
      In 2005, the Company adopted Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies certain terms of Financial Accounting Standards Board No. 143, Accounting for Asset Retirement Obligations (FAS 143), and related FASB Staff Positions, and deals with obligations to perform asset retirement activities in which the timing and (or) method of settlement are conditional on a future event, such as legal requirements surrounding asbestos handling and disposal that are triggered by demolishing or renovating a facility. The new guidance requires entities to recognize liabilities for these obligations if the fair value of a conditional asset retirement obligation can be reasonably estimated. Upon adoption of FIN 47, the Company identified its conditional asset retirement obligations and determined that none had a material effect on its financial position or results of operations for the year ended December 31, 2005.
3 — EQUITY-METHOD INVESTMENTS
               SuperH Joint Venture
      In 2001, the Company and Renesas Technology Corp. (previously known as Hitachi, Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH Inc., was initially capitalized with the Company’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million of cash for a 56% interest. The Company accounted for its share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, the Company made additional capital contributions on which accumulated losses exceeded the Company’s total investment, which was shown at a zero carrying value in the consolidated balance sheet.
      In 2003, the shareholders’ agreement was amended to require an additional $3 million cash contribution from the Company. This amount was fully accrued, based on the inability of the joint venture to meet its projected business plan objectives, and the charge was reflected in the 2003 consolidated statement of income line “Impairment, restructuring charges and other related closure costs”. In 2004, the shareholders agreed to restructure the joint venture by transferring the intellectual properties to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, the Company paid an additional $2 million, which was reflected in the 2004 consolidated statement of income as “loss on equity investments”. In 2005, the joint venture was liquidated with no further losses incurred by the Company.
               UPEK Inc.
      In 2004, the Company and Sofinnova Capital IV FCPR formed a new company, UPEK Inc., as a venture capitalist-funded purchase of the Company’s TouchChip business. UPEK, Inc. was initially capitalized with the Company’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. During the first quarter of 2005, an additional $9 million was contributed by Sofinnova Capital IV FCPR, reducing the Company’s ownership to 33%. The Company accounted for its share in UPEK, Inc. under the equity method and in 2004 recorded losses of approximately $2 million, which were reflected in the 2004 consolidated statement of income as “Loss on equity investments”.
      On June 30, 2005, the Company sold its interest in UPEK Inc. for $13 million and recorded a gain amounting to $6 million in “Other income and expenses, net” on its consolidated statement of income. Additionally, on June 30, 2005, the Company was granted warrants for 2,000,000 shares of UPEK, Inc. at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an Initial Public Offering of UPEK Inc. above a predetermined value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
               Hynix ST Joint Venture
      Pursuant to the joint-venture agreement signed in 2004 by the Company with Hynix Semiconductor Inc. to build a $2 billion front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China, the Company made capital contributions to the joint venture totaling $38 million in 2005. Under the agreement, Hynix Semiconductor Inc. will contribute $500 million for a 67% equity interest and the Company will contribute $250 million for a 33% equity interest. In addition, the Company committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets. As of December 31, 2005 the Company has not provided any debt financing to the joint venture under this commitment. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity and debt investment commitments.
      The Company has identified the joint venture as a Variable Interest Entity (VIE) at December 31, 2005, but has determined that it is not the primary beneficiary of the VIE. The Company accounts for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture and recorded losses totaling $4 million in 2005 as “loss on equity investments”.
4 — TRADE ACCOUNTS RECEIVABLE, NET
      Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2005	2004

Trade accounts receivable	1,517	1,429
Less valuation allowance	(27)	(21)

Total	1,490	1,408

      Bad debt expense in 2005 and 2004 was $7 and $5 million, respectively. In 2003, the Company decreased its valuation allowance and recorded income of $10 million. In 2005, 2004 and 2003, one customer, the Nokia group of companies, represented 22.4%, 17.1% and 17.9% of consolidated net revenues, respectively.
5 — INVENTORIES, NET
      Inventories, net of reserve consisted of the following:

	December 31,	December 31,
	2005	2004

Raw materials	60	70
Work-in-process	880	874
Finished products	471	400

Total	1,411	1,344

6 — OTHER RECEIVABLES AND ASSETS
      Other receivables and assets consisted of the following:

	December 31,	December 31,
	2005	2004

Receivables from government agencies	168	212
Taxes and other government receivables	189	143
Advances to suppliers	2	3
Advances to employees	10	16
Prepaid expenses	48	88
Sundry debtors within cooperation agreements	67	85
Foreign exchange forward contracts	3	200
Other	44	38

Total	531	785

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      Receivables from government agencies relate to research and development contracts, industrialization contracts and capital investment projects.
7 — GOODWILL
      Changes in the carrying amount of goodwill were as follows:

	Application
	Specific	Memory
	Products	Products	Other	Total

December 31, 2003	176	85	6	267
TouchChip sale			(3)	(3)
Foreign currency translation	(3)	3		—

December 31, 2004	173	88	3	264

“CPE” goodwill impairment	(39)			(39)
Foreign currency translation	—	(3)	(1)	(4)

December 31, 2005	134	85	2	221

      In 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Company reports CPE business as part of the Access reporting unit, included in the Application Specific Product Groups (“ASG”). Following the decision to discontinue a portion of this reporting unit, the Company, in compliance with FAS 142, Goodwill and Other Intangible Assets, reassessed the allocation of goodwill between the continuing Access reporting unit and the business to be disposed of according to their relative fair values using market comparables. The reassessment resulted in a $39 million goodwill impairment in 2005.
8 — INTANGIBLE ASSETS
      Intangible assets consisted of the following:

		Accumulated
December 31, 2005	Gross Cost	Amortization	Net Cost

Technologies & licenses	309	(199)	110
Purchased software	162	(114)	48
Internally developed software	114	(48)	66

Total	585	(361)	224

	Gross	Accumulated	Net
December 31, 2004	Cost	Amortization	Cost

Technologies & licenses	409	(233)	176
Purchased software	148	(100)	48
Internally developed software	104	(37)	67

Total	661	(370)	291

      The aggregate amortization expense in 2005, 2004 and 2003 was $98 million, $112 million and $103 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      The estimated amortization expense of the existing intangible assets for the following years is:

Year

2006	107
2007	68
2008	33
2009	11
2010	4
Thereafter	1

Total	224

9 — PROPERTY, PLANT AND EQUIPMENT
      Property, plant and equipment consisted of the following:

	Gross	Accumulated	Net
December 31, 2005	Cost	Depreciation	Cost

Land	84	—	84
Buildings	1,071	(267)	804
Capital leases	55	(29)	26
Facilities & leasehold improvements	2,715	(1,294)	1,421
Machinery and equipment	12,473	(9,063)	3,410
Computer and R&D equipment	492	(381)	111
Other tangible assets	131	(103)	28
Construction in progress	291	—	291

Total	17,312	(11,137)	6,175

	Gross	Accumulated	Net
December 31, 2004	Cost	Depreciation	Cost

Land	93	—	93
Buildings	1,021	(250)	771
Capital leases	66	(31)	35
Facilities & leasehold improvements	2,763	(1,187)	1,576
Machinery and equipment	12,898	(8,581)	4,317
Computer and R&D equipment	516	(382)	134
Other tangible assets	125	(108)	17
Construction in progress	499	—	499

Total	17,981	(10,539)	7,442

      The depreciation charge in 2005, 2004 and 2003 was $1,846 million, $1,725 million and $1,505 million, respectively.
      Capital investment funding has totaled $38 million, $46 million and $62 million in the years ended December 31, 2005, 2004 and 2003, respectively. Public funding reduced the depreciation charge by $66 million, $74 million and $80 million in 2005, 2004 and 2003, respectively.
      For the years ended December 31, 2005, 2004 and 2003 the Company made equipment sales for cash proceeds of $82 million, $10 million and $8 million, respectively.
10 — AVAILABLE-FOR-SALE MARKETABLE SECURITIES
      In 2003 the Company has classified certain marketable securities as available-for-sale, which related to equity securities held as strategic investments in various companies. During 2004, all available-for-sale securities were sold. For fiscal years 2005, 2004 and 2003, gross realized gains associated with the sale of the marketable securities were $0 million, $5 million and $16 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
11 — INVESTMENTS AND OTHER NON-CURRENT ASSETS
      Investments and other non-current assets consisted of the following:

	December 31,	December 31,
	2005	2004

Equity-method investments (see note 3)	35	6
Cost investments	36	34
Long-term receivables related to funding	33	33
Debt issuance costs, net	3	8
Deposits and other long-term receivables	46	36

Total	153	117

      The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been registered to date. At December 31, 2005, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method.
      The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE.
12 — OTHER PAYABLES AND ACCRUED LIABILITIES
      Other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2005	2004

Taxes other than income taxes	77	68
Salaries and wages	248	261
Social charges	110	120
Advances received on government fundings	24	25
Foreign exchange forward contracts	31	109
Current portion of provision for restructuring	40	39
Pension and termination benefits	21	11
Other	91	143

Total	642	776

      Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2005 and December 31, 2004.
13 — RETIREMENT PLANS
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      The changes in benefit obligation and plan assets were as follows:

	December 31,	December 31,
	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	286	249
Service cost	18	18
Interest cost	14	13
Benefits paid	(10)	(6)
Actuarial losses	34	—
Foreign currency translation adjustments	(24)	15
Other	5	(3)

Benefit obligation at end of year	323	286

Change in plan assets:
Plan assets at fair value at beginning of year	181	150
Actual return on plan assets	11	11
Employer and participant contributions	16	19
Benefits paid	(10)	(6)
Actuarial gain (losses)	10	(2)
Foreign currency translation adjustments	(14)	9

Plan assets at fair value at end of year	194	181

Funded status	(129)	(105)
Unrecognized prior service cost	(3)	(3)
Unrecognized transition obligation	(1)	(1)
Unrecognized actuarial loss	77	60

Net amount recognized	(56)	(49)

Net amount recognized in the balance sheet consisted of the following:
Prepaid benefit cost	2	2
Accrued benefit liability	(93)	(93)
Intangible asset	1	1
Accumulated other comprehensive income	34	41

Net amount recognized	(56)	(49)

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $313 million, $270 million and $184 million, respectively, as of December 31, 2005 and $251 million, $216 million and $147 million, respectively, as of December 31, 2004.
      The components of the net periodic benefit cost included the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Service cost	18	18	14
Interest cost	14	13	10
Expected return on plan assets	(11)	(11)	(7)
Amortization of unrecognized transition obligation	—	—	—
Amortization of net loss	3	8	2
Amortization of prior service cost	—	1	1

Net periodic benefit cost	24	29	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      The weighted average assumptions used in the determination of the benefit obligation for the pension plans were as follows:

	December 31,	December 31,	December 31,
Assumptions	2005	2004	2003

Discount rate	4.54%	5.02%	5.25%
Salary increase rate	3.75%	3.34%	3.34%
Expected long-term rate of return on funds for the pension expense of the year	6.34%	6.44%	6.75%
      The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Company modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.
      The Company pension plan asset allocation at December 31, 2005 and 2004 and target allocation for 2005 are as follows:

		Percentage of
		Plan Assets at
		December
	Target allocation
Asset Category	2005	2005	2004

Equity securities	57%	61%	57%
Fixed income securities	39%	37%	39%
Real estate	2%	2%	2%
Other	2%	—	2%

Total	100%	100%	100%

      The Company’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to periodically conduct a strategic review of its asset allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company’s equity portfolios are managed in such a way as to achieve optimal diversity. The Company does not manage any assets internally and does not utilize hedging, future or derivative instruments.
      After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $12 million and $17 million in 2005 and 2004, respectively. The Company expects to contribute cash of $8 million in 2006.
      The Company’s estimated future benefit payments as of December 2005 are as follows:

Estimated future
Years	benefit payments

2006	9
2007	8
2008	10
2009	10
2010	7
From 2011 to 2015	66
      The Company also has other plans not calculated based on the employees expected date of separation or retirement:

—	For Italian termination indemnity plan (“TFR”), the Company calculates the vested benefits to which Italian employees are entitled if they separate immediately as of December 2005, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Benefit Pension Plan (“EITF 88-1”). The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. Movements in the reserve were as follows:

Balance as of December 31, 2002	129
Provision for the year	29
Indemnities paid during the year	(19)
Foreign currency translation adjustments	31
Balance as of December 31, 2003	170
Provision for the year	33
Indemnities paid during the year	(25)
Foreign currency translation adjustments	14
Balance as of December 31, 2004	192
Provision for the year	34
Indemnities paid during the year	(18)
Foreign currency translation adjustments	(26)
Balance as of December 31, 2005	182

—	The Company has certain defined contribution plans, which accrued benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $21 million and $11 million, as of December 31, 2005 and 2004, respectively. The annual cost of these plans amounted to approximately $42 million, $29 million and $25 million in 2005, 2004 and 2003, respectively. The benefits accrued to the employees on a pro-rata basis, during their employment period are based on the individuals’ salaries.
14 — LONG-TERM DEBT
      Long-term debt consisted of the following:

	December 31,	December 31,
	2005	2004

Bank loans:
2.62% (weighted average), due 2006, floating interest rate at Libor + 0.30	45	105
2.53% (weighted average), due 2007, fixed interest rate	120	153
4.77% (weighted average rate), due 2007, variable interest rate	36	44
5.08% due 2008, floating interest rate at Libor + 0.40	25	—
5.11% due 2010, floating interest rate at Libor + 0.40	25	—
Funding program loans:
5.35% (weighted average), due 2006, fixed interest rate	4	13
1.07% (weighted average), due 2009, fixed interest rate	72	102
3.10% (weighted average), due 2012, fixed interest rate	12	14
0.83% (weighted average), due 2017, fixed interest rate	47	55
Capital leases:
4.78%, due 2011, fixed interest rate	26	35
Convertible debt:
-0.50% convertible bonds due 2013	1,379	1,379

Total long-term debt	1,791	1,900
Less current portion	(1,522)	(133)

Total long-term debt, less current portion	269	1,767

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2005	2004

U.S. dollar	1,454	1,404
Euro	206	324
Singapore dollar	120	153
Other	11	19

Total	1,791	1,900

      Aggregate future maturities of total long-term debt outstanding are as follows:

December 31,
2005

2006	1,522
2007	119
2008	58
2009	30
2010	22
Thereafter	40

Total	1,791

      In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and has been recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 Bonds was classified in the consolidated balance sheet as “current portion of long-term debt” as of December 31, 2005. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.
Credit facilities
      The Company has revolving line of credit agreements with several financial institutions totalling $1,957 million at December 31, 2005. At December 31, 2005, amounts available under the lines of credit were reduced by borrowings of $11 million at a weighted average interest rate of 4.40%.
15 — SHAREHOLDERS’ EQUITY
15.1 — Outstanding shares
      The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As of December 31, 2005 the number of shares of common stock issued was 907,824,279 shares (905,308,997 at December 31, 2004).
      As of December 31, 2005 the number of shares of common stock outstanding was 894,424,279 (891,908,997 at December 31, 2004).
15.2 — Preference shares
      The 540,000,000 preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The Company holds an option agreement with STMicroelectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by the Company’s Supervisory Board. STMicroelectronics Holding II B.V. would

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company’s issued share capital. An amendment was signed in November 2004 which reduced the threshold required for STMicroelectronics Holding II B.V. to exercise its preference shares of the Company down to 19% issued share capital from the previous requirement of at least 30%. There were no preference shares issued as of December 31, 2005.
15.3 — Treasury shares
      In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2003, 2004 and 2005.
      Treasury shares of 4,100,000 have been designated to be used for the Company’s share-based remuneration programs on nonvested shares as decided in 2005. As of December 31, 2005, none of the common shares repurchased had been transferred to employees under the Company’s share-based remuneration programs.
15.4 — Stock option plans
      In 1995, the Shareholders voted to adopt the 1995 Employee Stock Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. At December 31, 2005, under the 1995 plan, 10,106,151 of the granted options outstanding originally vest 50% after three years and 50% after four years following the date of the grant; 6,417,880 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant. During 2005, the vesting periods for all options under the plan were accelerated with no impact on the income statement.
      In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three-year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998 to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board were eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.
      In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001 to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.
      In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Company decided in 2005 to accelerate the vesting period of all outstanding unvested stock options. The options expire ten years after the date of grant.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      A summary of stock option activity for the plans for the three years ended December 31, 2005, 2004 and 2003 follows:

		Price Per Share

			Weighted
	Number of Shares	Range	Average

Outstanding at December 31, 2002	46,817,761	$6.04-$62.01	$32.01
Options granted:
2001 Plan	11,976,310	$19.18-$25.90	$19.35
Supervisory Board Plan	132,000	$19.18	$19.18
Options forfeited	(898,456)	$6.04-$62.01	$37.09
Options exercised	(1,258,318)	$6.04-$24.88	$10.04
Outstanding at December 31, 2003	56,769,297	$6.04-$62.01	$29.71

Options granted:
2001 Plan	12,365,280	$17.08-$27.21	$22.66
Supervisory Board Plan	132,000	$22.71	$22.71
Options forfeited	(1,304,969)	$6.04-$62.01	$29.20
Options exercised	(2,537,401)	$6.04-$24.88	$8.93
Outstanding at December 31, 2004	65,424,207	$12.03-$62.01	$29.18

Options granted:
2001 Plan	42,200	$16.73-$17.31	$16.91
Supervisory Board Plan	—	—	—
Options forfeited	(2,364,862)	$12.03-$62.01	$29.65
Options exercised	(2,542,978)	$12.03-$14.23	$13.88
Outstanding at December 31, 2005	60,558,567	$12.03-$62.01	$29.80

      Stock options exercisable following acceleration of vesting for all outstanding unvested stock options were as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003

Options exercisable	60,558,567	32,212,680	23,338,811
Weighted average exercise price	$29.80	$33.84	$28.87

      The weighted average remaining contractual life of options outstanding as of December 31, 2005, 2004 and 2003 was 5.5, 6.3 and 6.4 years, respectively.
      The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2005 were as follows:

			Weighted
		Weighted	average
	Option price	average	remaining
Number of shares	range	exercise price	contractual life

2,523,511	$12.03-$17.31	$12.43	1.2
30,682,918	$19.18-$24.88	$22.03	6.2
236,990	$25.90-$29.70	$27.18	7.3
20,679,858	$31.09-$44.00	$34.37	5.9
6,435,290	$50.69-$62.01	$59.08	2.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
15.5 — Employee share purchase plans
      In 2003, the Company offered to certain of its employees worldwide the right to acquire shares of capital stock:

	Number of shares	Price per share		Discount from
	offered per			the market	Number of
	employee	In U.S. Dollars	In Euro	price	shares issued

June 2003	309	17.91	15.51	15%	587,862
      No employee share purchase plan was offered in 2005 and 2004.
15.6 — Nonvested share awards
      Additionally, on October 25, 2005 the Company granted 3,940,065 nonvested shares to senior executives, selected employees and members of the Supervisory Board, to be issued upon vesting from treasury stock. The shares were granted for free to employees. The shares granted to the employees will vest upon completion of market or internal performance conditions. Under the program, if the defined market condition is met in the first quarter of 2006, each employee will receive 100% of the nonvested shares granted. If the market condition is not achieved, the employee can earn one-third of the grant for each of the two performance conditions. If neither the market or performance conditions are met, the employee will receive none of the grant. In addition to the market and performance conditions, the nonvested shares will vest over a requisite service period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant. At December 31, 2005, 3,914,220 nonvested shares were outstanding.
      On October 25, 2005, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board. These awards are granted at the nominal value of the share of €1.04 and are not subject to any vesting conditions. Their associated compensation cost was recorded immediately at grant. As of December 31, 2005, 51,000 awards were outstanding.
      A summary of the nonvested share activity for the year ended December 31, 2005 is presented below:

Nonvested Shares	Number of Shares	Price

Outstanding at December 31, 2004	—	—

Awards granted:
Amended 2001 Plan	3,940,065	$0
Supervisory Board Plan	66,000	€1.04
Awards cancelled:
Amended 2001 Plan	(25,845)	$0
Supervisory Board Plan	(15,000)	€1.04
Awards exercised	—	—
Outstanding at December 31, 2005	3,965,220	$0-€1.04

      The Company recorded compensation expense for the nonvested share awards based on the fair value of the awards at the grant date, which represents the $16.61 share price at the date of the grant. The fair value of the nonvested shares affected by a market condition, reflects a discount of 49.50%, using a Monte Carlo path-dependent pricing model to measure the probability of achieving the market condition.
      The following assumptions were incorporated into the Monte Carlo pricing model to estimate the 49.50% discount:

2005 grant

Historical share price volatility	27.74%
Historical volatility of reference index	25.5%
Three-year average dividend yield	0.55%
Risk-free interest rates used	4.21%-4.33%
      Consistent with fair value calculations of stock option grants in prior years, the Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The weighted average grant-date fair value of nonvested shares granted in 2005 was $8.50.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      The following table illustrates the classification of stock-based compensation included in the statement of income for the year ended at December 31, 2005:

Selling, general and administrative	$6 million
Research and development	$3 million

Total stock-based compensation expense	$9 million

      The compensation expense recorded for nonvested shares in 2005 included a reduction for estimated forfeitures of 6%, reflecting the historical trend of forfeitures on past stock award plans. This estimate will be adjusted for actual forfeitures. For employees eligible for retirement during the three-year requisite service period, the Company records compensation expense over the applicable shortened period.
      The total deferred income tax benefit recognized in the income statement related to share-based compensation expense amounted to $2 million for the year ended December 31, 2005. Compensation cost capitalized as part of inventory was $2 million at December 31, 2005. As of December 31, 2005 there was $23 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of ten months.
      If the Company had continued to apply the intrinsic-value based method as prescribed by APB 25 instead of adopting FAS 123R, compensation expense would have been recognized on all granted nonvested shares for the intrinsic value, difference between the exercise price and the market price at the date of grant.
      The following table illustrates for the year ended December 31, 2005 the differences between granting nonvested shares under the intrinsic-value based method as prescribed by APB 25 and the fair-value method after adoption of FAS 123R:

	Twelve months ended
	December 31, 2005

		Pro forma
	As reported	(applying APB 25)

Operating income	244	242
of which compensation expense before tax effect	(9)	(11)
Income before income taxes and minority interests	275	273
Net income	266	265
of which tax benefit related to compensation expense	2	3
Earnings per share (Basic)	0.30	0.30
Earnings per share (Diluted)	0.29	0.29
Net cash from operating activities	1,798	1,798
Net cash used in financing activities	(178)	(178)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
15.7 — Accumulated other comprehensive income (loss)
      The accumulated balances related to each component of other comprehensive income (loss) were as follows:

		Unrealized
	Foreign	gain (loss) on	Unrealized	Minimum	Accumulated other
	currency	available-for-sale	gain (loss) on	pension liability	comprehensive
	translation	securities,	derivatives,	adjustment,	income (loss),
	income (loss)	net of tax	net of tax	net of tax	net of tax

Balance as of December 31, 2002	(226)	1	—	(33)	(258)
Other comprehensive income (loss)	883	2	—	(4)	881

Balance as of December 31, 2003	657	3	—	(37)	623
Other comprehensive income (loss)	441	(3)	59	(4)	493

Balance as of December 31, 2004	1,098	0	59	(41)	1,116
Other comprehensive income (loss)	(770)	—	(72)	7	(835)

Balance as of December 31, 2005	328	0	(13)	(34)	281

15.8 — Dividends
      In 2005 and 2004, the Company paid a cash dividend of $0.12 per share for a total amount of $107 million each year. In 2003, the Company paid cash dividends of $0.08 per share, totalling $71 million. Upon the proposal of the Company’s Management Board, the Supervisory Board decided in January 2006 to recommend for the 2006 Annual General Meeting of shareholders (“AGM”) the distribution of a cash dividend of $0.12 per share.
16 — EARNINGS PER SHARE
      For the years ended December 31, 2005, 2004 and 2003, earnings per share (“EPS”) was calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Basic EPS
Net income	266	601	253
Weighted average shares outstanding	892,760,520	891,192,542	888,152,244
Basic EPS	0.30	0.67	0.29
Diluted EPS
Net income	266	601	253
Convertible debt interest, net of tax	5	4	2

Net income adjusted	271	605	255
Weighted average shares outstanding	892,760,520	891,192,542	888,152,244
Dilutive effect of stock options	854,523	2,038,369	7,059,127
Dilutive effect of nonvested shares	116,233	—	—
Dilutive effect of convertible debt	41,880,104	41,880,160	41,880,160

Number of shares used in calculating diluted EPS	935,611,380	935,111,071	937,091,531
Diluted EPS	0.29	0.65	0.27
      At December 31, 2005, 2004 and 2003, outstanding stock options included anti-dilutive shares totalling approximately 59,704,044 shares, 63,385,838 shares and 49,710,170 shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
17 — OTHER INCOME AND EXPENSES, NET
      Other income and expenses, net consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Research and development funding	76	84	76
Start-up costs	(56)	(63)	(55)
Exchange gain (loss), net	(16)	33	5
Patent litigation costs	(14)	(31)	(24)
Patent pre-litigation costs	(8)	(6)	(5)
Gain on sale of non-current assets	12	6	17
Other, net	(3)	(13)	(18)

Total other income and expenses, net	(9)	10	(4)

      Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement. In 2003, patent litigation costs included a $10 million provision for probable losses in connection with a dispute with a competitor, which was settled in 2004.
18 — IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS
      In 2005, the Company has incurred charges related to the main following items: (i) the 150mm restructuring plan started in 2003; (ii) the streamlining of certain activities decided in the first quarter of 2005; (iii) the headcount reduction plan announced in the second quarter of 2005; and (iv) the yearly impairment review.
      During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the 150mm production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The Company is expecting to incur the balance of the restructuring charges related to this manufacturing restructuring plan in the second half of 2006, later than previously anticipated to accommodate unforeseen qualification requirements of the Company’s customers.
      In the first quarter of 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. This decision was intended to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. Additional restructuring initiatives were also implemented in the first quarter of 2005 such as the closure of a research and development design center in Karlsruhe (Germany) and in Malvern (USA), and the discontinuation of a development project in Singapore.
      In May 2005, the Company announced additional restructuring efforts to improve profitability. These initiatives will aim to reduce the Company’s workforce by 3,000 outside Asia by the second half of 2006, of which 2,300 are planned for Europe. The Company plans to reorganize its European activities by optimizing on a global scale its EWS activities (wafer testing); harmonizing its support functions; streamlining its activities outside its manufacturing areas; and by disengaging from certain activities.
      In the third quarter of 2005, the Company performed the impairment test on an annual basis in order to assess the recoverability of the goodwill carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      Impairment, restructuring charges and other related closure costs incurred in 2005, 2004 and 2003 are summarized as follows:

				Total impairment,
				restructuring charges
		Restructuring	Other related	and other related
Year ended December 31, 2005	Impairment	charges	closure costs	closure costs

150mm fab plan	—	(4)	(9)	(13)
2005 restructuring initiatives	(66)	(46)	(2)	(114)
Other	(1)	—	—	(1)

Total	(67)	(50)	(11)	(128)

				Total impairment,
				restructuring charges
		Restructuring	Other related	and other related
Year ended December 31, 2004	Impairment	charges	closure costs	closure costs

150mm fab plan	—	(29)	(35)	(64)
Intangible assets and investments	(8)	—	—	(8)
Other	—	(4)	—	(4)

Total	(8)	(33)	(35)	(76)

				Total impairment,
				restructuring charges
		Restructuring	Other related	and other related
Year ended December 31, 2003	Impairment	charges	closure costs	closure costs

150mm fab plan	(155)	(34)	(1)	(190)
Intangible assets and investments	(6)	—	—	(6)
Other	—	(9)	—	(9)

Total	(161)	(43)	(1)	(205)

               Impairment charges
      In 2005, the Company recorded impairment charges as follows:

•	$39 million impairment of goodwill pursuant to the decision of the Company to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Company reports CPE business as part of the Access reporting unit, included in the Application Specific Products Group (“ASG”). Following the decision to discontinue a portion of this reporting unit, the Company, in compliance with FAS 142, Goodwill and Other Intangible Assets, reassessed the allocation of goodwill between the Access reporting unit and the business to be disposed of according to their relative fair values using market comparables;

•	$22 million of purchased technologies were identified without an alternative use following the discontinuation of CPE product lines;

•	$6 million for technologies and other intangible assets pursuant to the decision of the Company to close its research and development design center in Karlsruhe (Germany), the discontinuation of a development project in Singapore, the optimization of its EWS (wafer testing) in the United States and other intangibles determined to be obsolete.
      During the year 2004, impairment charges were incurred relating to $5 million for purchased technologies primarily associated with ASG product group that were determined to be obsolete and $3 million for financial assets with other-than-temporary losses based on a valuation used for additional third party financing in the underlying investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      In 2003, the Company incurred impairment charges as follows:

—	$133 million on certain property and equipment used in its 150mm fab operations, based on the discounted expected future cash flows of the assets and market quotations for the facilities in Castelletto (Italy);

—	$7 million fair market adjustment on the Rancho Bernardo, California facility, based on market quotations under the held-for-sale model. This impairment charge was unrelated to the Company’s plan to restructure its 150mm fab facilities, but was the consequence of a deterioration in real estate market conditions for this type of facility. The facility was sold in 2004 for approximately its carrying value;

—	$15 million on the planned closure of a back-end building facility based on a market quotation;

—	$3 million related to certain purchased technologies identified to be obsolete; and

—	$3 million for contractually committed future capital contributions to SuperH Inc., the joint venture formed with Renesas Technology Corp.
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
               Restructuring charges and other related closure costs
               Restructuring charges and other related closure costs in 2005 are summarized as follows:

	150mm fab plan					Total
				2005		restructuring &
		Other related		restructuring		other related
	Restructuring	closure costs	Total	initiatives	Other	closure costs

Provision as at December 31, 2002	—	—	—	—	—	—
Charges incurred in 2003	34	1	35		9	44
Amounts paid	(2)	—	(2)		(6)	(8)
Currency translation effect	2	—	2		—	2

Provision as at December 31, 2003	34	1	35	—	3	38

Charges incurred in 2004	32	32	64		4	68
Amounts paid	(32)	(32)	(64)		(4)	(68)
Currency translation effect	2	—	2		—	2

Provision as at December 31, 2004	36	1	37	—	3	40

Charges incurred in 2005	10	9	19	48	—	67
Reversal of provision	(6)		(6)			(6)
Amounts paid	(23)	(10)	(33)	(21)	(2)	(56)
Currency translation effect	(4)	—	(4)	—	—	(4)

Provision as at December 31, 2005	13	—	13	27	1	41

               150mm fab plan:
      Restructuring charges incurred in 2005 amounted to $10 million, mainly related to termination benefits, and $9 million of other closure costs for transfers of production. In 2005, management decided to continue a specific back-end fabrication line in Rennes (France), which had originally been designated for full closure. This decision resulted in a $6 million reversal of the provision relating to the 2003 restructuring plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      Restructuring charges in 2004 primarily related to $32 million in estimated one-time involuntary termination benefits and $32 million of other charges associated with the closure and transfers of production.
      In 2003, the Company accrued for restructuring charges and other related costs of $35 million, mainly related to termination benefits for the fab plant in Rennes (France).
               2005 restructuring initiatives:
      The Company commenced several restructuring initiatives during 2005, including:

•	Pursuant to the decision of reducing its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Company committed to an exit plan in Zaventem (Belgium) and recorded $4 million of workforce termination benefits.

•	In order to streamline its research and development sites, the Company decided to cease its activities in two locations, Karlsruhe (Germany) and Malvern (USA). The Company incurred, in 2005, $1 million restructuring charges corresponding to employee termination costs and $1 million of unused lease charges relating to the closure of these two sites.

•	In addition, charges totaling $2 million were paid in 2005 by the Company for voluntary termination benefits for certain employees. The Company also incurred a $2 million charge in 2005 related to additional restructuring initiatives, mainly in the United States and Mexico.

•	The Company defined a plan of reorganization and optimization of its activities. This plan focuses on workforce reduction, mainly in Europe, but will, whenever possible, encourage voluntary redundancy such as early retirement measures and other special termination arrangements with the employees. The plan also includes the non-renewal of some temporary positions. For the year ended December 31, 2005, the Company recorded a total restructuring charge for its new restructuring plan amounting to $38 million, mainly related to termination incentives for two of the Company’s subsidiaries in Europe, who accepted special termination arrangements.
               Other:
      During the year 2004, charges totalling $4 million were paid by the Company, mainly for a voluntary termination benefit program. In 2003, certain payments were made for voluntary termination benefits in France totalling $6 million and amounts accrued for lease contract terminations in the United States totalling $3 million.
      Total impairment, restructuring charges and other related closure costs:
      The 2003 restructuring plan and related manufacturing initiatives are expected to be largely completed by the second half of 2006. Of the total $350 million expected pre-tax charges to be incurred under the plan, $294 million have been incurred as of December 31, 2005 ($13 million in 2005, $76 million in 2004 and $205 million in 2003).
      The 2005 restructuring plan is expected to result in pre-tax charges between $175 million and $205 million, out of which $114 million have been already incurred as of December 31, 2005. The 2005 restructuring plan is expected to be completed during 2006.
      In 2005, total amounts paid for restructuring and related closure costs amounted to $56 million.
      The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
19 — INTEREST INCOME (EXPENSE), NET
      Interest income (expense), net consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Income	53	41	37
Expense	(19)	(44)	(89)

Total	34	(3)	(52)

      Capitalized interest was $2 million, $3 million and $2 million, in 2005, 2004 and 2003, respectively.
20 — LOSS ON EXTINGUISHMENT OF CONVERTIBLE DEBT
      In 2004, the Company repurchased on the market all of the remaining 3.75% zero coupon convertible bonds due in 2010 for a cash amount totalling $375 million. The repurchased convertible bonds were equivalent to 4,403,075 shares and were cancelled. In relation to this repurchase, the Company recorded a non-operating pre-tax charge in 2004 of $4 million, of which $3 million related to the price paid in excess of the repurchased convertible bonds accreted value and $1 million related to the write-off of the related bond issuance costs.
      In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity of the 3.75% zero coupon convertible bonds due in 2010. The total cash paid was approximately $1,304 million. The repurchased convertible bonds were equivalent to 15,596,824 shares and were cancelled. In relation to these repurchases, the Company recorded a one-time non-operating pre-tax charge in 2003 of $39 million, of which $30 million related to the price paid in excess of the repurchased convertible bond’s accreted value and $9 million related to the write-off of bond issuance costs.
21 — INCOME TAX
      Income before income tax expense is comprised of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Income (loss) recorded in The Netherlands	(60)	12	15
Income from foreign operations	335	660	227

Income before income tax expense	275	672	242

      STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.
      Income tax benefit (expense) is comprised of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

The Netherlands taxes — current	(6)	(6)	(4)
Foreign taxes — current	(33)	(52)	(81)

Current taxes	(39)	(58)	(85)
Foreign deferred taxes	31	(10)	99

Income tax benefit (expense)	(8)	(68)	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (34.5%) and the effective income tax rate are the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Income tax expense computed at statutory rate	(95)	(232)	(83)
Permanent and other differences	(26)	(11)	(3)
Change in valuation allowances	—	—	(1)
Impact of final tax assessments relating to prior years	28	3	6
Effects of change in enacted tax on deferred taxes	—	18	—
Current year credits	20	28	12
Other tax and credits	(2)	(3)	(5)
Benefits from tax holidays	48	77	67
Earnings of subsidiaries taxed at different rates	19	52	21

Income tax benefit (expense)	(8)	(68)	14

      The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.05, $0.09 and $0.07 for the years ended December 31, 2005, 2004 and 2003, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2013.
      Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2005	2004

Tax loss carryforwards and investment credits	150	162
Inventory valuation	28	16
Impairment and restructuring charges	24	35
Fixed asset depreciation in arrears	73	72
Receivables for government funding	66	69
Tax allowances granted on past capital investments	761	765
Pension service costs	13	13
Commercial accruals	11	15
Other temporary differences	45	45

Total deferred tax assets	1,171	1,192
Valuation allowances	(854)	(855)

Deferred tax assets, net	317	337

Accelerated fixed asset depreciation	(116)	(147)
Acquired intangible assets	(7)	(6)
Advances of government funding	(31)	(37)
Other temporary differences	(18)	(28)

Deferred tax liabilities	(172)	(218)
Net deferred income tax asset	145	119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      As of December 31, 2005, the Company and its subsidiaries have tax loss carryforwards and investment credits that expire starting 2006, as follows:

Year

2006	21
2007	1
2008	1
2009	1
Thereafter	126

Total	150

      The “Tax allowances granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 7% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, the Company will continue to receive tax credits on future years’ capital investments, which may be used to offset that year’s tax liabilities. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.
      Tax loss carryforwards include $35 million in net operating losses acquired in business combinations, which continue to be fully provided for at December 31, 2005. Any eventual use of these tax loss carryforwards would result in a reduction of the goodwill recorded in the original business combination.
      The amount of deferred tax expense (benefit) recorded as a component of other comprehensive income (loss) was $6 million benefit, $5 million expense, and $0 million in 2005, 2004, and 2003, respectively. This related primarily to the tax effects of unrealized gains (losses) on derivatives as well as minimum pension liability adjustments.
22 — COMMITMENTS
      The Company’s commitments as of December 31, 2005 were as follows:

	Total	2006	2007	2008	2009	2010	Thereafter

	(in millions)
Operating leases	$271	$50	$37	$32	$28	$22	$102
Purchase obligations	1,053	940	79	34	—	—	—
Of which:
Equipment purchase	576	576	—	—	—	—	—
Foundry purchase	260	260	—	—	—	—	—
Software, technology licenses and design	217	104	79	34	—	—	—
Hynix ST Joint Venture	212	212	—	—	—	—	—
Other obligations	$112	$59	$44	$3	$2	$1	$3

Total	1,648	1,261	160	69	30	23	105

      The Company leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $61 million, $45 million and $54 million in 2005, 2004 and 2003, respectively.
      As described in Note 3, the Company and Hynix Semiconductor signed on November 16, 2004 a joint-venture agreement to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The business license was obtained in April 2005 and the Company paid $38 million of capital contributions through December 31, 2005. The Company expects to fulfill its remaining financial obligations up to the total agreed contribution of $250 million in 2006. In addition, the Company is committed to grant long-term financing of $250 million to the new joint venture guaranteed by subordinated collateral of the joint venture’s assets. Furthermore, the Company has contingent future loading obligations to purchase products from the joint venture,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
which have not been included in the table above because at this stage the amounts remain contingent and non-quantifiable.
      Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
Other commitments
      The Company has issued guarantees totalling $204 million related to its subsidiaries’ debt.
23 — CONTINGENCIES
      The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company not covered by insurance, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse, material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
      The Company received a tax assessment from the United States tax authorities, which is currently under an appeals process. The Company is confident that it can favourably respond to the claim and intends to vigorously defend its position. The Company believes that adequate provisions exist to cover any potential losses associated with the claim.
24 — CLAIMS AND LEGAL PROCEEDINGS
      The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.
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
      During 2004, the Company has settled certain disputes with respect to claims and litigation relating to possible infringements of patents and similar intellectual property rights of others. An accrual of $10 million was recorded as at December 31, 2004 for such claims, which was paid in 2005 in accordance with the final settlements. No additional accrual has been recorded in 2005 since no other risks were estimated to result in a probable loss.
      The Company is currently a party to legal proceedings including legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Inc. Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company does not believe that the SanDisk litigation will result in a probable loss. Concerning Tessera litigation, it is difficult, if not impossible, to predict the outcome of the litigation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
25 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
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
      Treasury activities are regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. Treasury controls include systematic reporting to the Chief Executive Officer and are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. The majority of cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed to cover commercial positions.
25.1 — Foreign Currency Risk
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
      At December 31, 2005, only foreign currency forward contracts were outstanding. The notional amount of these foreign currency forward contracts totalled $1,461 million and $7,013 million at December 31, 2005 and 2004, respectively. The principal currencies covered are the Euro, the U.S. dollar, the Japanese yen and the Canadian dollar.
      The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.
      Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2005 have remaining terms of 5 days to fourth months, maturing on average after 46 days.
               Cash Flow Hedges
      To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedged in 2005 and 2004 certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods.
      For the year ended December 31, 2005, the Company recorded as cost of sales and operating expenses $51 million and $30 million, respectively, related to the realized loss incurred on such hedged transactions. In addition, after determining that it was not probable that certain forecasted transactions would occur by the end of the originally specified time period, the Company discontinued in the first quarter of 2005 certain of its cash flow hedges and reclassified a net loss of $37 million as “other income and expenses, net” into the statement of income from accumulated other comprehensive income.
      The notional amount of foreign currency forward contracts designated as cash flow hedges totalled $745 million and $1,839 million at December 31, 2005 and 2004, respectively. The forecasted transactions hedged at December 31, 2005 were determined to be probable of occurrence.
      As of December 31, 2005, $13 million of deferred losses on derivative instruments, net of tax of $1 million, included in accumulated other comprehensive income are expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. As of December 31, 2004, $59 million of deferred gains on derivative instruments,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
net of tax of $5 million, included in accumulated other comprehensive income were expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.
      Foreign currency forward contracts designated as cash flow hedges outstanding as of December 31, 2005 have remaining terms of 5 days to four months, maturing on average after 59 days.
25.2 — Concentration of credit risk
      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments, foreign currency contracts and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy that aims at minimizing credit risk.
      The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to financial instruments. At December 31, 2005 and 2004, one customer, the Nokia Group of companies, represented 15.7% and 15.2% of trade accounts receivable, net, respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.
25.3 — Fair value of financial instruments
      The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques.

	2005		2004

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Long-term debt
— Bank loans (including current portion)	412	400	521	505
— Convertible debt	1,379	1,342	1,379	1,326
Other receivables and assets
— Foreign exchange forward contracts	3	3	200	200
Other payables and accrued liabilities
— Foreign exchange forward contracts	31	31	109	109
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
26 — RELATED PARTY TRANSACTIONS
      Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003

Sales & other services	158	9	10
Research and development expenses	(48)	(46)	(34)
Other purchases	(16)	(23)	(9)
Other income and expenses	(12)	(25)	(8)
Accounts receivable	29	6	2
Accounts payable	12	18	22
Other assets	11	2	—
      For the years ended December 31, 2004 and 2003, the related party transactions were primarily with Areva, France Telecom, Finmeccanica, Equant and Orange, which represent significant shareholders of the Company, or their subsidiaries. Moreover, the related parties’ information presented above also includes for the year ended December 31, 2005 transactions with Thomson. See Note 1.
      In addition the Company participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which were not included in the previous table. The share of income (expense) recorded by the Company as research and development expenses incurred by E.I.G during 2005 amounted to $5 million expense, to $3 million income in 2004 and to $0 million in 2003. At December 31, 2005 and 2004, the Company had a net receivable amount of $1 million.
      The Company contributed cash amounts totalling $1 million, $3 million and $4 million for the years ended December 31, 2005, 2004 and 2003, respectively, to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.
      In addition, pursuant to the Supervisory Board’s approval, the Company paid in 2005 a special contribution amounting to $4 million to a non-profit charitable institution in the field of sustainable development and social responsibility on behalf of its former President and Chief Executive Officer.
27 — SEGMENT INFORMATION
      The Company operates in two business areas: Semiconductors and Subsystems.
      In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smart card products through its Incard division, which includes the production and sale of both silicon chips and Smart cards.
      In the Semiconductors business area, effective January 1, 2005, the Company realigned its product groups to increase market focus and realize the full potential of its products, technologies, and sales and marketing channels. Beginning with the first quarter of 2005, the Company now reports its semiconductor sales and operating income in three segments:

•	Application Specific Product Groups (“ASG”) segment, comprised of three product lines — Home, Personal and Communication (“HPC”), Computer Peripherals (“CPG”) and new Automotive Product (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Linear and Discrete Group (“MLD”) segment.
      The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product groups, but on the basis of the Semiconductor Business

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
area. All these product groups share common research and development for process technology and manufacturing capacity for most of their products.
      The Company has restated its results in prior periods for illustrative comparisons of its performance by product group and by period. The segment information of 2004 and 2003 has been restated using the same principles applied to the current 2005 year. The preparation of segment information according to the new group structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the new groups for the prior years. However, management believes that the prior years’ presentation is representative of 2005 and is using these comparatives when managing the Company.
      In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).
      The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with its internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, the Company allocated the start-up costs to expand its marketing and design presence in new developing areas to each Group, and the Company restated prior years’ results accordingly.
Net revenues by product group

	December 31,	December 31,	December 31,
	2005	2004	2003

Application Specific Product Groups	4,991	4,902	4,405
Memory Products Group	1,948	1,887	1,294
Micro, Linear and Discrete Group	1,882	1,902	1,469
Others(1)	61	69	70

Total consolidated net revenues	8,882	8,760	7,238

(1)	Includes revenues from sales of subsystems mainly and other products not allocated to product groups.
Operating Income by product group

	December 31,	December 31,	December 31,
	2005	2004	2003

Application Specific Product Groups	355	530	582
Memory Product Group	(118)	42	(65)
Micro, Linear and Discrete Group	271	413	192

Total operating income of product groups	508	985	709
Others(1)	(264)	(302)	(375)

Total consolidated operating income	244	683	334

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
     Reconciliation to consolidated operating income:

	December 31,	December 31,	December 31,
	2005	2004	2003

Total operating income of product groups	508	985	709

Strategic R&D and other R&D programs	(49)	(91)	(52)
Start-up costs	(56)	(63)	(54)
Impairment & restructuring charges	(128)	(76)	(205)
Subsystems	1	(1)	2
One-time compensation and special contributions(1)	(22)	—	—
Patents claim costs	—	(4)	(10)
Other non-allocated provisions(2)	(10)	(67)	(56)

Total operating loss Others(3)	(264)	(302)	(375)
Total consolidated operating income	244	683	334

(1)	One-time compensation and special contributions to the Company’s former CEO and other executives not allocated to product groups.

(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs. .

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups in 2005; comparable amounts reported in this category have been reclassified accordingly in the above table.
     The following is a summary of operations by entities located within the indicated geographic areas for 2005, 2004 and 2003. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (P,P&E, net) and intangible assets, net including goodwill. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.
Net revenues

	December 31,	December 31,	December 31,
	2005	2004	2003

The Netherlands	2,864	2,702	2,084
France	268	359	364
Italy	203	254	219
USA	1,066	1,262	992
Singapore	4,041	3,671	3,192
Japan	306	403	337
Other countries	134	109	50

Total	8,882	8,760	7,238

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Long-lived assets

	December 31,	December 31,	December 31,
	2005	2004	2003

The Netherlands	333	438	478
France	1,618	2,206	2,205
Italy	1,698	2,216	2,102
Other European countries	176	209	219
USA	458	414	413
Singapore	1,684	1,828	1,149
Malaysia	321	367	389
Other countries	332	319	257

Total	6,620	7,997	7,212

27 — SUBSEQUENT EVENTS
      On February 23, 2006, the Company launched an offering of senior zero-coupon convertible bonds due 2016 totalling a gross proceeds of $928 million. The amount due to bondholders upon redemption or at maturity based on the accreted value of the bonds will produce a yield equivalent to 1.5% per annum on a semi-annual bond equivalent basis. The Company has granted an option to increase the issue size by up to 5% for a period of 30 days from settlement. Assuming full exercise of this option, gross proceeds from the offering will be up to $974 million. The notes are convertible into a maximum of 42 million underlying common shares of the Company, including the increase option. The conversion price at issuance was $23.19, based on the closing price of common shares on New York Stock Exchange on February 14, 2006 plus a 30% premium.

Report of Independent Registered Public Accounting Firm
on
Financial Statement Schedule
To the Supervisory Board and Shareholders of STMicroelectronics N.V.:
      Our audits of the consolidated financial statements referred to in our report dated February 15, 2006 appearing in this 2005 Annual Report to Shareholders on Form 20-F of STMicroelectronics N.V. also included an audit of the financial statement schedule listed in Item 18 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
PricewaterhouseCoopers S.A.

M Foley                               H-J Hofer
Geneva, February 15, 2006
PricewaterhouseCoopers is represented in about 140 countries worldwide and in Switzerland in Aarau, Basle, Berne, Chur, Geneva, Lausanne, Lucerne, Lugano, Neuchâtel, Sion, St. Gall, Thun, Winterthur, Zug and Zurich and offers Assurance, Tax & Legal and Advisory services.

S-1

STMICROELECTRONICS N.V.
VALUATION AND QUALIFYING ACCOUNTS

	Balance at		Charged to
Valuation and qualifying accounts	beginning	Translation	costs and		Balance at
deducted from the related asset accounts	of period	adjustment	expenses	Deductions	end of period

	(Currency — millions of U.S. dollars)
2005
Inventories	47		73	(69)	51
Accounts Receivable	21	(1)	10	(3)	27
Deferred Tax Assets	855	(110)	109		854
2004
Inventories	30		85	(68)	47
Accounts Receivable	16	1	6	(2)	21
Deferred Tax Assets	709	62	84		855
2003
Inventories	42	—	32	(44)	30
Accounts Receivable	23	(1)	(9)	3	16
Deferred Tax Assets	26	4	679		709

S-2