Form 20-F
period 2006-12-31
STMICROELECTRONICS NV
filed 2007-03-14
CIK 932787

As filed with the Securities and Exchange Commission on March 14, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
897,395,042 common shares at December 31, 2006
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
      Large accelerated filer ☑          Accelerated filer ☐          Non-accelerated filer ☐
      Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
      In this annual report or Form 20-F (the “Form 20-F”), references to “we”, “us” and “Company” are to STMicroelectronics N.V. together with its consolidated subsidiaries, references to “EU” are to the European Union, references to “€” and the “euro” are to the euro currency of the EU, references to the “United States” and “U.S.” are to the United States of America and references to “$” or to “U.S. dollars” are to United States dollars. References to “mm” are to millimeters and references to “nm” are to nanometers.
      We have compiled the market share, market size and competitive ranking data in this annual report using statistics and other information obtained from several third-party sources. Except as otherwise disclosed herein, all references to our competitive positions in this annual report are based on 2006 revenues according to provisional industry data published by iSuppli and 2005 revenues according to industry data published by iSuppli and Gartner, Inc., and references to trade association data are references to World Semiconductor Trade Statistics (“WSTS”). Certain terms used in this annual report are defined in “Certain Terms”.
      We report our financial statements in U.S. dollars and prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (net operating cash flow and net financial position), which are derived from amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, since 2005, we have been required by Dutch law to report our statutory and consolidated financial statements, previously reported using generally accepted accounting principles in the Netherlands, in accordance with International Financial Reporting Standards (“IFRS”). The financial statements reported in IFRS can differ materially from the statements reported in U.S. GAAP.
      Various amounts and percentages used in this Form 20-F have been rounded and, accordingly, they may not total 100%.
      We and our affiliates own or otherwise have rights to the trademarks and trade names, including those mentioned in this annual report, used in conjunction with the marketing and sale of our products.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. dollar and the euro, and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to manage in an intensely competitive and cyclical industry where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•	our ability to perform the announced strategic repositioning of our Flash memories business in line with the requirements of our customers and without adverse effect on existing alliances or other agreements relating to this business;

•	our ability in an intensely competitive environment to secure customer acceptance and to achieve our pricing expectations for high volume supplies of new products in whose development we have or are currently investing;

•	the anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of the R&D and manufacturing activities in Crolles, following the termination of our current agreement with NXP Semiconductors and Freescale Semiconductor;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•	significant variations in our gross margin compared to expectations could be the result of changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets, including manufacturing, assembly/test and intangible assets, and the timing and execution of the manufacturing ramp and associated costs, including start-up costs;

•	changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	our ability to obtain required licenses on third-party intellectual property on reasonable terms and conditions, the impact of potential claims by third parties involving intellectual property rights relating to our business, and the outcome of litigation; and

•	the results of actions by our competitors, including new product offerings and our ability to react thereto.
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
Item 2.  Offer Statistics and Expected Timetable
      Not applicable.
Item 3.  Key Information
Selected Financial Data
      The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2006. Such data have been derived from our consolidated financial statements. Consolidated audited financial statements for each of the years in the three-year periods ended December 31, 2006, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our consolidated financial statements used in such periods.
      The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements and the related Notes thereto included in “Item 8. Financial Information — Financial Statements” in this Form 20-F.

	Year Ended December 31,

	2006	2005	2004	2003	2002

	(In millions except per share and ratio data)
Consolidated Statement of Income Data:
Net sales	$9,838	$8,876	$8,756	$7,234	$6,270
Other revenues	16	6	4	4	48

Net revenues	9,854	8,882	8,760	7,238	6,318
Cost of sales	(6,331)	(5,845)	(5,532)	(4,672)	(4,020)

Gross profit	3,523	3,037	3,228	2,566	2,298
Operating expenses:
Selling, general and administrative	(1,067)	(1,026)	(947)	(785)	(648)
Research and development(1)	(1,667)	(1,630)	(1,532)	(1,238)	(1,022)
Other income and expenses, net(1)	(35)	(9)	10	(4)	7
Impairment, restructuring charges and other related closure costs	(77)	(128)	(76)	(205)	(34)

Total operating expenses	(2,846)	(2,793)	(2,545)	(2,232)	(1,697)
Operating income	677	244	683	334	601
Interest income (expense), net	93	34	(3)	(52)	(68)
Loss on equity investments	(6)	(3)	(4)	(1)	(11)
Loss on extinguishment of convertible debt	—	—	(4)	(39)	—
Income before income taxes and minority interests	764	275	672	242	522
Income tax benefit (expense)	20	(8)	(68)	14	(89)

Income before minority interests	784	267	604	256	433
Minority interests	(2)	(1)	(3)	(3)	(4)

Net income	$782	$266	$601	$253	$429

Earnings per share (basic)	$0.87	$0.30	$0.67	$0.29	$0.48
Earnings per share (diluted)	$0.83	$0.29	$0.65	$0.27	$0.48
Number of shares used in calculating earnings per share (basic)	896.1	892.8	891.2	888.2	887.6
Number of shares used in calculating earnings per share (diluted)	958.5	935.6	935.1	937.1	893.0

	Year Ended December 31,

	2006	2005	2004	2003	2002

	(In millions except per share and ratio data)
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents(2)	$1,963	$2,027	$1,950	$2,998	$2,564
Marketable securities	460	—	—	—	—
Short-term deposits	250	—	—	—	—
Restricted cash for equity investments	218	—	—	—	—
Total assets	14,198	12,439	13,800	13,477	12,004
Short-term debt (including current portion of long-term debt)	136	1,533	191	151	165
Long-term debt (excluding current portion)(2)	1,994	269	1,767	2,944	2,797
Shareholders’ equity(2)	9,747	8,480	9,110	8,100	6,994
Capital stock(3)	3,177	3,120	3,074	3,051	3,008
Other Data:
Dividends per share	$0.12	$0.12	$0.12	$0.08	$0.04
Capital expenditures(4)	1,533	1,441	2,050	1,221	995
Net cash provided by operating activities	2,491	1,798	2,342	1,920	1,713
Depreciation and amortization(4)	1,766	1,944	1,837	1,608	1,382
Net debt (cash) to total shareholders’ equity ratio(5)	(0.078)	(0.026)	0.001	0.012	0.057

(1)	“Other income and expenses, net” includes, among other things, funds received through government agencies for research and development expenses, the cost of new production facilities start-ups, foreign currency gains and losses, gains on sales of marketable securities and non-current assets and the costs of certain activities relating to intellectual property. Our reported research and development expenses are mainly in the areas of product design, technology and development, and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales.

(2)	On November 16, 2000, we issued $2,146 million initial aggregate principal amount of zero-coupon senior convertible bonds due 2010 (the “2010 Bonds”), for net proceeds of $1,458 million; in 2003, we repurchased on the market approximately $1,674 million aggregate principal amount at maturity of 2010 Bonds. During 2004, we completed the repurchase of our 2010 Bonds and repurchased on the market approximately $472 million aggregate principal amount at maturity for a total amount paid of $375 million. In 2001, we redeemed the remaining $52 million of our outstanding Liquid Yield Option Notes due 2008 (our “2008 LYONs”) and converted them into common shares in May and June 2001. In 2001, we repurchased 9,400,000 common shares for $233 million, and in 2002, we repurchased an additional 4,000,000 shares for $115 million. We reflected these purchases at cost as a reduction of shareholders’ equity. The repurchased shares have been designated to fund share compensation granted to employees under our 2001 employee stock plan and may be used for subsequent grants. In 2006, 637,109 shares were transferred to employees upon vesting of stock awards. In August 2003, we issued $1,332 million principal amount at maturity of our convertible bonds due 2013 (our “2013 Convertible Bonds”) with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. During 2004, we repurchased all of our outstanding Liquid Yield Option Notes due 2009 (our “2009 LYONs”) for a total amount of cash paid of $813 million. In February 2006, we issued Zero Coupon Senior Convertible Bonds due 2016 (our “2016 Convertible Bonds”) representing total gross proceeds of $974 million. In March 2006, we issued €500 million Floating Rate Senior Bonds due 2013 (our “2013 Senior Bonds”). In August 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising their August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds at a conversion ratio of $985.09 per $1,000 aggregate principal amount at issuance resulting in a cash disbursement of $1,377 million.

(3)	Capital stock consists of common stock and capital surplus.

(4)	Capital expenditures are net of certain funds received through government agencies, the effect of which is to decrease depreciation.

(5)	Net debt (cash) to total shareholders’ equity ratio is a non-U.S. GAAP financial measure. The most directly comparable U.S. GAAP financial measure is considered to be “Debt-to-Equity Ratio”. However, the Debt-to-Equity Ratio measures gross debt relative to equity, and does not reflect the current cash position of the Company. We believe that our net debt (cash) to total shareholders’ equity ratio is useful to investors as a measure of our financial position and leverage. The ratio is computed on the basis of our net financial position divided by total shareholders’ equity. Our net financial position is the difference between our total cash position (cash and cash equivalents, marketable securities, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). For more information on our net financial position, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources — Net financial position”. Our computation of net debt (cash) to total shareholders’ equity ratio may not be consistent with that of other companies, which could make comparability difficult.

Risk Factors
Risks Related to the Semiconductor Industry

The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition.
      The semiconductor industry is cyclical and has been subject to significant economic downturns at various times. Downturns are typically characterized by diminished demand giving rise to production overcapacity, accelerated erosion of average selling prices, high inventory levels and reduced revenues. Downturns may be the result of industry-specific factors, such as excess capacity, product obsolescence, price erosion, evolving standards, changes in end-customer demand, and/or macroeconomic trends impacting the economies of one or more of the world’s major regions: Asia, the United States, Europe and Japan. Such macroeconomic trends relate to the semiconductor industry as a whole and not necessarily to the individual semiconductor markets to which we sell our products. The negative effects on our business from industry downturns may also be increased to the extent that such downturns are concurrent with the timing of new increases in production capacity in our industry.
      We have experienced revenue volatility and market downturns in the past and expect to experience downturns them in the future, which could have a material adverse impact on our results of operations and financial condition.

Increases in production capacity for semiconductor products may lead to overcapacity, which in turn may lead to plant closures, asset impairments, restructuring charges and inventory write-offs.
      Capital investments for semiconductor manufacturing equipment are made both by integrated semiconductor companies like us and by specialist semiconductor foundry companies, which are subcontractors that manufacture semiconductor products designed by others.
      According to data published by industry sources, investments in worldwide semiconductor fabrication capacity totaled approximately $37.7 billion in 2001, $26.1 billion in 2002, $29.5 billion in 2003, $45.7 billion in 2004, $46.1 billion in 2005 and an estimated $55 billion in 2006, or approximately 27%, 19%, 18%, 22%, 20% and 23%, respectively, of the total available market for these years. The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions, may exceed demand requirements, leading to overcapacity and price erosion.
      Overcapacity and cost optimization have led us, in recent years, to close manufacturing facilities that used more mature process technologies and, as a result, to incur significant impairment, restructuring charges and related closure costs. In 2006, we recorded impairment, restructuring charges and related closure costs of $77 million. See “Item 5. Operating and Financial Review and Prospects — Impairment, Restructuring Charges and Other Related Closure Costs”.
      As of December 31, 2006, the 2005 restructuring plan was substantially completed and had resulted in total charges of approximately $73 million for intangible assets and goodwill mainly related to the CPE product lines and $86 million for headcount restructuring charges, out of an estimated $175 million. Through the period ended December 31, 2006, we have incurred $316 million of the total expected of approximately $330 million in pre-tax charges associated with the 150-mm restructuring plan, slightly down from the original estimate of $350 million that was defined on October 22, 2003, and which was substantially completed by the end of 2006.
      There can be no assurance that future changes in the market demand for our products, overcapacity, obsolescence in our manufacturing facilities and market downturns may not require us to lower the prices we charge for our products as well as incur additional impairment and restructuring charges, which may have a material adverse effect on our business, financial condition and results of operations.

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
      We face significant competition in each of our product lines. Like us, many of our competitors also offer a large variety of products. Some of our competitors may have greater financial and/or more focused research and development resources than we do. If these competitors substantially increase the resources they devote to developing and marketing products that compete with ours, we may not be able to compete successfully. Any consolidation among our competitors could also enhance their product offerings, manufacturing efficiency and financial resources, further strengthening their competitive position.
      Given the intense competition in the semiconductor industry, if our products are not selected based on any of the above factors, our business, financial condition and results of operations could be materially adversely affected.

In many of the market segments in which we compete for business, competition for the selection of suppliers to design products for use in our customers’ equipment and products is very intense, and failure to be selected or to execute could materially adversely affect our business in that market segment. Even after we win and begin a product design, a customer may cancel or change its product plans, which could cause us to generate no sales from a product, resulting in a materially adverse affect on our results of operations and financial condition.
      We regularly devote substantial resources to winning competitive bid selection processes, known as “product design wins”, to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and can require us to incur significant design and development expenditures, with no guarantee of winning or generating revenue. Delays in developing new products with anticipated technological advances and failure to win new design projects for customers or in commencing volume shipments of new products may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements by other competitors that may have greater resources or are more focused than we are. Because we typically focus on only a few customers in a product area, the loss of a design win can sometimes result in our failure to offer a generation of a product. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology or industry leader.
      Even after obtaining a product design win from one of our customers, we may still experience delays in generating revenue from our products as a result of the customer’s or our lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue at the time of such delay or cancellation. Finally, if our customers fail to successfully market and sell their own products, it could materially adversely affect our business, financial condition and results of operations as the demand for our products falls.

Semiconductor and other products that we design and manufacture are characterized by rapidly changing technology and new product introductions, and our success depends on our ability to develop and manufacture complex products cost- effectively and to scale.
      Semiconductor design and process technologies are subject to constant technological improvements and require large expenditures for capital investments, advanced research and technology development. Many of the resulting products that we market, in turn, have short life cycles, with some being less than one year.
      If we experience substantial delays or are unable to develop new design or process technologies, our results of operations or financial condition could be adversely affected.
      We also regularly incur costs to acquire technology from third parties without any guarantee of realizing the anticipated value of such expenditures due to changes in other available technologies or market demand. For example, we charged $52 million as annual amortization expense on our consolidated statement of income in 2006 related to technologies and licenses acquired from third parties through the end of 2006. As of December 31, 2006, the residual value, net of amortization, registered in our consolidated balance sheet for these technologies and licenses was $95 million. In addition to amortization expenses, the value of these assets may be subject to impairment with associated charges being made to our consolidated financial statements.

The competitive environment of the semiconductor industry may lead to further measures to improve our competitive position and cost structure, which in turn may result in loss of revenues, asset impairments and/or capital losses.
      We are continuously considering various measures to improve our competitive position and cost structure in the semiconductor industry. In February 2005, we decided to stop work on a reference design chipset for the

GSM/ GPRS market and announced plans to reduce our Access technology programs for CPE products. In May 2005, we announced additional restructuring efforts to improve profitability. For the years 2003 through 2005, our sales increased at a slower pace than the semiconductor industry as a whole and our market share declined, although we recovered in 2006 with an increase in our sales of 11% compared to an increase of 9% for the industry overall. There is no assurance that we will continue to grow our market share, if we are not able to accelerate product innovation, extend our customer base, realize manufacturing improvements and/or otherwise control our costs. In addition, in recent years the semiconductor industry has continued to increase manufacturing capacity in Asia in order to access lower-cost production and to benefit from higher overall efficiency, which has led to a stronger competitive environment. We may also in the future, if we consider that market conditions so require, consider additional measures to improve our cost structure and competitiveness in the semiconductor market, such as increasing our production capacity in Asia or a discontinuation of certain product families or additional restructurings, which in turn may result in loss of revenues, asset impairments and/or capital losses.
Risks Related to Our Operations

Our research and development efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances, or failure to find new partners in such alliances, in developing new process technologies in line with market requirements.
      We are dependent on alliances to develop or access new technologies and there can be no assurance that these alliances will be successful or that our partners will continue to participate in the alliances. For example, we are currently cooperating with Freescale Semiconductor, Inc. (formerly a division of Motorola Inc.) (“Freescale Semiconductor”) and NXP Semiconductors B.V. (formerly Philips Semiconductor International B.V.) (“NXP Semiconductors”) for the joint research and development of CMOS process technology to provide 90-nm to 32-nm chip technologies on 300-mm wafers, as well as the operation of a 300-mm wafer pilot line fab in Crolles, France (“Crolles2”). We initially formed the Crolles2 alliance with NXP Semiconductors in 2000 and renewed the partnership in 2002 when Freescale Semiconductor joined the alliance. The Crolles2 alliance was also extended in 2002 through a joint development program with TSMC for process technology alignment, in 2004 by the Nanotec-300 research program with CEA-LETI for the development of the 45-nm and 32-nm process technology nodes, and again in 2005 by including 300-mm wafer testing and packaging, as well as the development and licensing of core libraries and IP.
      In January 2007, NXP Semiconductors announced that it will withdraw from the alliance at the end of 2007 and therefore our Crolles2 alliance will expire on December 31, 2007. Freescale Semiconductor has also notified us that the Crolles2 alliance will terminate as of such date. There can be no assurance that we will be successful in finding new partners to pursue joint R&D work and/or joint manufacturing production at Crolles2 beyond 2007. In addition, the termination of our R&D alliance in Crolles2 with Freescale Semiconductor and NXP Semiconductors may significantly increase our future cost and capital requirements to access advanced CMOS process technologies and proprietary state-of-the-art derivative CMOS technologies, and the operation of our Crolles2 manufacturing facility.
      We continue to believe that the shared R&D business model contributes to the fast acceleration of semiconductor process technology development while allowing us to lower our development and manufacturing costs. However, there can be no assurance that alliances will be successful or that new alliances will be concluded to allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. Furthermore, if these alliances terminate before our intended goals are accomplished we may lose our investment, or incur additional unforeseen costs, and our business, results of operations and prospects could be materially adversely affected. In addition, if we are unable to develop or otherwise access new technologies independently, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share in the market addressed by our products.

In difficult market conditions, our high fixed costs adversely impact our results.
      In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Since the semiconductor industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Reduced average selling prices for our products, therefore adversely affect our results of operations. Furthermore, in periods of reduced customer demand for our products, our wafer fabrication plants (“fabs”) do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales. Over the last five years, our gross profit margin has varied from a high of 37.9% in the third quarter of 2004 to a low of 32.9% in the first quarter of 2005. We cannot guarantee that difficult market conditions will not adversely affect the capacity utilization of our fabs and, consequently our future gross margins. We cannot guarantee that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins in the future.

The competitive environment of the semiconductor industry has led to industry consolidation and we may face even more intense competition from newly merged competitors or we may seek to acquire a competitor or become an acquisition target.
      The intensely competitive environment of the semiconductor industry and the high costs associated with developing marketable products and manufacturing technologies may lead to further consolidation in the industry. Such consolidation can allow a company to further benefit from economies of scale, provide improved or more diverse product portfolios and increase the size of its serviceable market. Consequently, we may seek to acquire a competitor to improve our market position and the applications and products we can market. We also may become a target for a company looking to improve its competitive position. Such an occurrence may take place at any time with consequences that may not be predictable and which can have a materially adverse effect on our results of operations and financial condition.

Future acquisitions or divestitures may adversely affect our business.
      Our strategies to improve our results of operations and financial condition may lead us to make significant acquisitions of businesses that we believe to be complementary to our own, or to divest ourselves of activities that we believe do not serve our longer term business plans. In addition, certain regulatory approvals for potential acquisitions may require the divestiture of business activities.
      Our potential acquisition strategies depend in part on our ability to identify suitable acquisition targets, finance their acquisition and obtain required regulatory and other approvals. Our potential divestiture strategies depend in part on our ability to define the activities in which we should no longer engage, and then determine and execute appropriate methods to divest of them.
      Acquisitions and divestitures involve a number of risks that could adversely affect our operating results, including:

•	diversion of management’s attention;

•	difficult integration of acquired company operations and personnel;

•	loss of activities and technologies that may have complemented our remaining businesses;

•	assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;

•	potential inaccuracies in the financial and accounting systems utilized by the business acquired;

•	that the businesses acquired will not maintain the quality of products and services that we have historically provided;

•	whether we are able to attract and retain qualified management for the acquired business;

•	loss of important services provided by key employees that are assigned to divested activities;

•	whether we are able to retain customers of the acquired entity; and

•	goodwill and other intangible asset impairment, due to the inability of the business to meet management’s expectations at the time of the acquisition.
      These and other factors may cause a materially adverse effect on our results of operations and financial condition.

The strategic repositioning of our memory business may fail to produce the operational and strategic benefits which we envisioned.
      As a result of a strategic review of our product portfolio, we decided to actively pursue solutions aimed at strengthening the competitive position of our memory business by deconsolidating that segment from our financial results, and, if possible, participate in industry consolidation. Consequently, on December 13, 2006, we announced plans to create a stand-alone Flash Memories Group. The Flash Memories Group incorporates all Flash memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales. Our initiative is intended to result in a number of strategic benefits, including the ability to benefit from increased scale and employee incentives more directly tied to our financial performance. This initiative may not produce the anticipated benefits, which could adversely affect the results of our operations and future capital requirements. It may also lead to disadvantages, including but not limited to a loss of synergies, economies of scale and one-time or ongoing losses that are not fully offset by any expected benefits.
      Furthermore, we have a joint development agreement with Hynix Semiconductor Inc. (“Hynix Semiconductor”) for the development of NAND Flash memories and a joint venture agreement with Hynix Semiconductor for the building and operation of a front-end memory manufacturing facility in Wuxi City, China.
      In addition, we are building a new facility in Catania M6, where facilitization is nearly completed and where we carry approximately $400 million in assets, but which remains to be equipped. Realization of the anticipated benefits depend on the development of future partnerships in the Flash memories business. Future capital investments for this facility should benefit from certain public funding, which has been recently approved by the requisite European Union and Italian authorities. In case the repositioning of our memory business results in a change of control, such business would cease to benefit from those of our agreements which apply only to the subsidiaries in which we have a minimum 50% controlling interest, and our assets value and results of operations may suffer a material adverse effect pursuant to such change of control.

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
      Our Consolidated Financial Statements for 2006 include income and expense items translated at the average rate for the period. In 2006, our effective average U.S. dollar exchange rate, which reflects the current exchange rate levels and the impact of our hedging contracts, was €1.00 for $1.24, compared to our effective average exchange rate of €1.00 for $1.28 in 2005.
      A decline of the U.S. dollar compared to the other major currencies that affect our operations negatively impacts our expenses, margins and profitability, especially if we are unable to balance or shift our euro-denominated costs to other currency areas or to U.S. dollars. Any such actions may not be immediately effective, could prove costly, and their implementation could prove demanding on our management resources.

Because we have our own manufacturing facilities, our capital needs are high compared to competitors who do not produce their own products.
      As a result of our strategic choice to maintain control of our advanced proprietary manufacturing technologies to serve our customer base and develop our strategic alliances, we require significant amounts of capital to build, expand, modernize and maintain our facilities. Some of our competitors, however, do not manufacture their own products and therefore do not require significant capital expenditures for their facilities. Our capital expenditures have been significant in recent years and we spent $1.5 billion in 2006. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. We have evolved our strategy towards a less capital intensive structure and as such we expect our capital expenditures to be $1.2 billion in 2007. Our costs may also increase as the complexity of the individual manufacturing equipment increases. We have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are prepared to accelerate investments in leading-edge technologies if market conditions require.

      To stay competitive in the semiconductor industry, we must transition certain products to 300-mm manufacturing technology, which is much more expensive than 150-mm or 200-mm technologies. Currently, all of our fabs process wafers with diameters of 150-mm or 200-mm and we are running a 300-mm pilot line at Crolles2, with our partners NXP Semiconductors and Freescale Semiconductor. This relationship will expire at December 31, 2007. There is no assurance that we will be successful in finding alternative partnership opportunities to replace the loading currently supported by NXP Semiconductors and Freescale Semiconductor in Crolles2, which in turn may lead to increased capital commitments and manufacturing costs. We have also constructed a building in Catania (Italy), which is not yet equipped, for the volume production of 300-mm wafers, which has been allocated to our new Flash Memories Group. In addition, we have a 33% equity interest in a joint venture company with Hynix Semiconductor, which has built a new 300-mm fab for the production of NAND memory products in Wuxi, China. Since the joint venture is planning to expand its activity, we may be required to make an additional capital investment to keep this level of equity interest in the joint venture.
      The construction, facilitization or equipment of state-of-the-art manufacturing facilities may require us to issue additional debt or equity, or both, and if we are unable to access such capital on acceptable terms, this may adversely affect our business and results of operations. The timing and size of any new share, convertible bond or straight bond offering would depend upon market conditions as well as a variety of factors, and any such transaction or any announcement concerning such a transaction could materially impact the market price of our common shares.

We may also need additional funding in the coming years to finance our investments or to purchase other companies or technologies developed by third parties.
      In an increasingly complex and competitive environment, we may need to invest in other companies and/or in technology developed by third parties to improve our position in the market. We may also consider acquisitions to complement or expand our existing business. Furthermore, we may need to rely on public funding as we transition to 300-mm manufacturing technology. We are dependent on public funding for equipping the 300-mm wafer production facility in Catania (Italy) and there can be no assurance that we will obtain this public funding, as planned, or that we will be in a position to utilize the funding within the planned time frame. If such planned funding does not materialize, we may lack financial resources to continue with our investment plan for this facility, which in turn could lead us to discontinue our investment in such facility and consequently incur significant impairments. Any of the foregoing may also require us to issue additional debt, equity, or both. If we are unable to access such capital on acceptable terms, this may adversely affect our business and results of operations. Existing loan agreements for local funding of our Singapore and China legal entities contain financial covenants.

Our operating results may vary significantly from quarter to quarter and annually and may differ significantly from our expectations or guidance.
      Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include, among others, the cyclicality of the semiconductor and electronic systems industries, capital requirements, inventory management, availability of funding, competition, new product developments, technological changes and manufacturing problems. Furthermore, our effective tax rate currently takes into consideration certain favorable tax rates and incentives, which, in the future, may not be available to us. See Note 22 to our Consolidated Financial Statements. In addition, a number of other factors could lead to fluctuations in quarterly and annual operating results, including:

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
      We derive and expect to continue to derive significant sales from the telecommunications equipment and automotive industries, as well as the home, personal and consumer segments generally. Growth of demand in the telecommunications equipment and automotive industries as well as the home, personal and consumer segments, has in the past fluctuated, and may in the future fluctuate, significantly based on numerous factors, including:

•	spending levels of telecommunications equipment and/or automotive providers;

•	development of new consumer products or applications requiring high semiconductor content;

•	evolving industry standards;

•	the rate of adoption of new or alternative technologies; and

•	demand for automobiles, consumer confidence and general economic conditions.
      We cannot guarantee the rate, or the extent to which, the telecommunications equipment or automotive industries or the home, personal or consumer segments will grow, if at all. Any decline in these industries or segments could result in slower growth or a decline in demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.
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
      A substantial portion of our sales is derived from several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2006, our largest customer was Nokia, which accounted for 21.8% of our 2006 net revenues, compared to 22.4% in 2005 and 17.1% in 2004. In 2006, our top ten OEM customers accounted for approximately 51% of our net revenues, compared to approximately 50% of our 2005 net revenues and 44% of our 2004 net revenues. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past and will not solicit alternative suppliers. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. Approximately 19% of our net revenues were made through distributors in 2006, compared to approximately 18% in 2005 and approximately 21% in 2004. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose one or more design wins for our products with our key customers or distributors, or if any key customer were to reduce or change its bookings, seek alternate suppliers, increase its product returns or fail to meet its payment obligations, our business financial condition and results of operations could be materially adversely affected. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may reduce our ability to forecast the purchase date for our products and evolving customer demand, thereby affecting our revenues and working capital requirements. For example, pursuant to industry developments, some of our products are required to be delivered on consignment to customer sites with recognition of revenue delayed until such time, which must occur within a defined period of time, when the customer chooses to take delivery of our products from our consignment stock.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.
      Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties. As of December 31, 2006, the value registered on our audited consolidated balance sheet for goodwill was $223 million and the value for technologies and licenses acquired from third parties was $95 million, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, our future cash flows may not support the value of goodwill and other intangibles registered in our balance sheet. Furthermore, the ability to generate revenues for our fixed assets located in Europe may be impaired by an increase in the value of the euro with respect to the U.S. dollar, as the revenues from the use of such assets are generated in U.S. dollars. We are required to annually test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment in our statement of income if the carrying value in our balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse impact on our results of operations.

Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply or increase prices.
      Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality raw materials on a timely basis. A number of materials are available only from a limited number of suppliers, or only from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis, as well as other materials such as copper and gold whose prices on the world markets have fluctuated significantly during recent periods. Although supplies for the raw materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials, such as copper and gold, may increase due to market pressures and we may not be able to pass on such cost increases to the prices we charge to our customers. We also purchase semiconductor manufacturing equipment from a limited number of suppliers and because such equipment is complex it is difficult to replace one supplier with another or to substitute one piece of equipment for another. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Furthermore, suppliers tend to focus their investments on providing the most technologically advanced equipment and materials and may not be in a position to address our requirements for equipment or materials of older generations. Shortages of supplies have in the past impacted and may in the future impact the semiconductor industry, in particular with respect to silicon wafers due to increased demand and decreased production. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurances that we will not encounter these problems in the future. Our quarterly or annual results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

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
      Despite our corporate quality programs and commitment, our products may not in each case comply with specifications or customer requirements. Although our practice, in line with industry standards, is to contractually limit our liability to the repair, replacement or refund of defective products, warranty or product liability claims could result in significant expenses relating to compensation payments or other indemnification to maintain good customer relationships. Furthermore, we could incur significant costs and liabilities if litigation occurs to defend against such claims and if damages are awarded against us. In addition, it is possible for one of our customers to recall a product containing one of our parts. Costs or payments we may make in connection with warranty claims or product recalls may adversely affect our results of operations. There is no guarantee that our insurance policies will be available or adequate to protect against all such claims.

If our outside foundry suppliers fail to perform, this could adversely affect our ability to exploit growth opportunities.
      We currently use outside suppliers or foundries primarily for high-speed complementary metal-on silicon oxide semiconductor (“HCMOS”) wafers and nonvolatile memory technology. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin.

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

      We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. We are currently involved in patent litigation with SanDisk Corporation with respect to our Flash memory products and in litigation with Tessera, Inc. regarding packaging technologies. See “Item 8. Financial Information — Legal Proceedings”. In the event that the outcome of any litigation would be unfavorable to us, we may be required to obtain a license to the underlying intellectual property rights upon economically unfavorable terms and conditions, possibly pay damages for prior use and/or face an injunction, all of which, singly or in the aggregate, could have a material adverse effect on our results of operations and ability to compete.
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
      We are subject to a variety of laws and regulations relating, among other things, to the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes, air emissions, waste water discharges, waste disposal, as well as the investigation and remediation of soil and ground water contamination. European Directive 2002/96/ EC (“WEEE” Directive) imposes a “take back” obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. Additionally, European Directive 2002/95/ EC (“ROHS” Directive) banned the use of lead and some flame retardants in electronic components as of July 2006. Our activities in the EU are also subject to the European Directive 2003/87/ EC establishing a scheme for greenhouse gas allowance trading, and to the applicable national implementing legislation. In addition, Regulation 1907/2006 of December 18, 2006 will require registration, evaluation, authorization and restriction of a large number of chemicals (“REACH”) starting June 1, 2007. The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. As with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our balance sheet. To date, we have not identified any such specific liabilities. We therefore have not booked specific reserves for any specific environmental risks. See “Item 4. Information on the Company — Environmental Matters”.

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
      We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could have a material adverse effect on our results in any particular quarter. For example, in 2006, we had an income tax benefit of $20 million, as compared to an income tax expense of $8 million in 2005. In 2006, we benefited from a favorable assessment of our tax assets and liabilities mainly due to a favorable outcome of a tax litigation in one of our jurisdictions. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries, and these benefits may not be available in the future due to changes within the local jurisdictions. As a result, our effective tax rate could increase in the coming years.
      We are subject to the possibility of loss contingencies arising out of tax claims and provisions for specifically identified income tax exposures. There can be no assurance that we will be successful in resolving such tax claims. Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our financial position.

We have been required to prepare consolidated financial statements using both International Financial Reporting Standards (“IFRS”) beginning with our 2005 results in addition to our consolidated financial statements prepared pursuant to Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and dual reporting may impair the clarity of our financial reporting.
      We are incorporated in the Netherlands and our shares are listed on Euronext Paris and on the Borsa Italiana, and, consequently, we are subject to an EU regulation issued on September 29, 2003 requiring us to report our results of operations and consolidated financial statements using IFRS (previously known as International Accounting Standards or “IAS”). Since our creation in 1987, we have always prepared our Consolidated Financial Statements under U.S. GAAP and intend to continue to do so, while at the same time complying with our reporting obligations under IFRS by preparing a complementary set of our 2006 accounts or as requested by local stock exchange authorities. Our decision to continue to apply U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors and the continuity of our reporting, thereby providing our investors a clear understanding of our financial performance.
      The obligation to report our Consolidated Financial Statements under IFRS requires us to prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting could materially increase the complexity of our investor communications. The main potential areas of discrepancy concern capitalization and amortization of development expenses required under IFRS and the accounting for compound financial instruments. Our financial condition and results of operations reported in accordance with IFRS will differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our common shares.

Changes in the accounting treatment of stock options and other share-based compensation could adversely affect our results of operations.
      We have in the past accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and as such generally recognize no compensation cost for employee stock options. In December 2004, the FASB issued revised FAS 123, Share-Based Payment, or FAS 123R, which requires companies to expense employee share-based compensation for financial reporting purposes. We adopted FAS 123R in the fourth quarter of 2005. See “Item 5. Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements. As a result, in the case of a distribution of new stock-based compensation, we are now required to value our employee stock-based compensation pursuant to a financial valuation model, and then amortize that value against our reported earnings over the vesting period in effect for those share-based compensation awards. This change in accounting treatment of employee stock and other forms of stock-based compensation could materially and adversely affect our results of operations, as the share-based compensation expense, beginning in the fourth quarter of 2005, is now charged directly against our earnings. This change could have an effect on our earnings per share, which could negatively impact our future stock price.
      In addition, through the first half of 2005, we used stock options as a key component of employee compensation in order to align employees’ interests with the interests of our shareholders, encourage employee retention, and provide competitive compensation packages. To the extent that FAS 123R or other new regulations make it more difficult or expensive to grant options or other forms of stock-based compensation to employees, we may incur increased compensation costs, change our equity compensation strategy, or find it difficult to attract, retain, and motivate employees. Any of these results could materially and adversely affect our business and operating results.

If our internal control over financial reporting fail to meet the requirements of Section 404 of the Sarbanes-Oxley Act, it may have a materially adverse effect on our stock price.
      The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, we must also include an attestation by our independent registered public accounting firm regarding the adequacy of management’s assessment and the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment and received the auditors’ attestation as of December 31, 2006. However, in the future, if we fail to complete a favorable assessment from our management or to obtain our auditors’ attestation, we may be subject to regulatory sanctions or may suffer a loss of investor confidence in the reliability of our financial statements, which could lead to an adverse effect on our stock price.

Reduction in the amount of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations.
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
      On April 9, 2002, the EU approved a grant to us by the Italian Government of €542.3 million (Decision N844/2001), representing approximately 26.25% of the total cost (estimated at €2,066 million) (the “M6 Grant”) for the building, facilitization and equipment of a new 300-mm manufacturing facility in Catania M6 capable of producing approximately 5,000 wafers per week in 2006 for NOR and other nonvolatile memory products (the “M6 Plant”). The construction of the M6 Plant has not proceeded as planned. In 2006, the Italian Government informed the EU Commission about a proposed modification to the conditions for the M6 Grant, as authorized on April 9, 2002. In a decision on December 6, 2006 sent to the Italian Foreign Minister, the EU Commission, according to the proposal made by the Italian government, accepted to modify the conditions for the M6 Grant.
      In particular, the EU Commission accepted the proposal of the Italian government to provide for an extension of the authorized time period for the completion of the planned investment and to allocate, out of the €542.3 million grants originally authorized, €446 million for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. The €446 million M6 Grant is conditional upon the conclusion of a Contratto di Programma providing, inter alia, for (i) the creation of a minimum number of new jobs, (ii) the fixed assets remaining at least five years after the completion of the M6 Plant, (iii) at least 31.25% of the total of €1,700 million investment for the M6 Plant being either in the form of equity or loan, (iv) an annual report on work progress being submitted to the Italian authorities and the EU Commission, and (v) a general verification of the consistency of the project. For the period prior to December 31, 2006, the Commission, upon the proposal of the Italian government, considered that we would have been entitled to the remaining €96 million grant (out of the total €542.3 million originally granted) in the form of a tax credit if we had made a total cumulated investment of €366 million as of such date. As of December 31, 2006, we have invested a cumulative amount of €298 million instead of €366 million and recorded a cumulative amount of tax credit of €78 million out of the €96 million to which we could have been entitled.
      There is no assurance that the Contratto di Programma will be concluded at acceptable conditions to both the Italian authorities and us, and that, if concluded, such contract will be approved by the EU Commission if the stated conditions are not consistent with prior decisions by the EU Commission concerning such grants. Failure to receive the grants as anticipated may adversely impair our expected results of operations linked to the equipment and operation of the M6 Plant.

The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.
      We have been informed that as of December 31, 2006, STMicroelectronics Holding II B.V. (“ST Holding II”), a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities.
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
      On November 27, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”), and to terminate a substantially similar option agreement dated May 31, 1999, as amended, between us and ST Holding II. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of our Company and our major shareholders. Our Supervisory Board approved the new option agreement to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. On February 7, 2007, the May 31, 1999 option agreement, as amended, was terminated by mutual consent by ST Holding II and us and the new option agreement we concluded with the Stichting became effective on the same date. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares, the same number as the May 31, 1999 option agreement, as amended. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer then two years.
      No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the requirements of our Articles of Association, see “Item 10. Additional Information — Memorandum and Articles of Association — Share Capital as of December 31, 2006 — Issuance of Shares, Preemption Rights and Preference Shares (Article 4)”.

Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.
      The STH Shareholders’ Agreement, to which we are not a party, permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at its sole discretion at any time from their current level, and to reduce the current level of their respective indirect interests in our common shares to 9.5%. The details of the STH Shareholders’ Agreement as declared by ST Holding II in its Schedule 13G/ A filing dated February 13, 2007, are further explained in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders”. Disposals of our shares by the parties to the STH Shareholders’ Agreement can be made by way of the issuance of financial instruments exchangeable for our shares, equity swaps, structured finance transactions or sales of our shares. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.
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
      Our common shares have been included in the CAC 40 index on Euronext Paris since November 12, 1997; the S&P/ MIB on the Borsa Italiana, or Italian Stock Exchange since March 18, 2002; and the Philadelphia Stock Exchange Semiconductor Index (“SOX”) since June 23, 2003. However, our common shares could be removed from the CAC 40, the S&P/ MIB or the SOX at any time, and any such removal or announcement thereof could cause the market price of our common shares to drop significantly.

Item 4. Information on the Company
History and Development of the Company
      STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). Until 1998, we operated as SGS-Thomson Microelectronics N.V. Our length of life is indefinite. We are organized under the laws of the Netherlands. We have our corporate legal seat in Amsterdam and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, Amsterdam, the Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is STMicroelectronics, Inc., 1310 Electronics Drive, Carrollton, Texas, 75006-5039 and the main telephone number there is +1-972-466-6000. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.
      We completed our initial public offering in December 1994 with simultaneous listings on Euronext Paris and the New York Stock Exchange. In 1998, we listed our shares on the Borsa Italiana.
Business Overview
      We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to provisional industry data published by iSuppli, we have been ranked the world’s fifth largest semiconductor company based on forecasted 2006 total market sales and we held leading positions in sales of Analog Products, Application Specific Integrated Circuits (or “ASICs”) and Application Specific Standard Products (or “ASSPs”). Based on provisional 2006 results published by iSuppli, we believe we were number one in industrial products, number two in analog products and number three in wireless, automotive electronics and NOR Flash. Based on industry results, we also believe we ranked as a leading supplier of semiconductors in 2006 for set-top boxes, Smartcards and power management devices. Furthermore, based on our relationship with Hewlett-Packard, which has a leading position in the printhead market, we believe that we are a leading supplier of integrated circuits for printheads. Our major customers include Alcatel-Lucent, Bosch, Cisco, Conti, Delphi, Delta, Denso, Ericsson, Hewlett-Packard, LG Electronics, Marelli, Maxtor, Motorola, Nokia, Philips, Pioneer, Samsung, Seagate, Siemens, Thomson, Vestel, Visteon and Western Digital. We also sell our products through global distributors and retailers, including Arrow Electronics, Avnet, BSI Group, Wintech and Yosun.
      The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address. Consequently, from 1994 through 2006, our revenues grew at a compounded annual growth rate of 11.6% compared to 7.7% for the industry as a whole.
      We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families include differentiated application-specific products (which we define as being our dedicated analog, mixed-signal and digital ASIC and ASSP offerings and semicustom devices), power microcontrollers and discrete products and nonvolatile memory and Smartcards. Application Specific Products, which are generally less vulnerable to market cycles than standard commodity products, accounted for approximately 55% of our net revenues in 2006. Memory Product sales accounted for approximately 22% of our net revenues in 2006, while sales of Micro, Power and Analog products accounted for approximately 23% of our net revenues in 2006.
      Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including complementary metal oxide semiconductor (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal oxide semiconductor (“DMOS”) technology and Bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-Chip (“SoC”) solutions. Complementing this depth and diversity of process and design technology is our broad intellectual property portfolio that we also use to enter into important patent cross-licensing agreements with other major semiconductor companies.
      Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies and sales and marketing channels. Since this date and until the end of 2006, we report our sales and operating income in three product group segments:

•	the Application Specific Product Group (“ASG”) segment, comprised of three product lines – our Home, Personal and Communication Products (“HPC”), our Computer Peripherals Products (“CPG”) and our Automotive Products (“APG”). Our HPC Sector is comprised of the telecommunications, audio and digital consumer groups. Our CPG products cover computer peripherals products, specifically disk drives and printers, and our APG products comprised of all of our major complex products related to automotive applications;

•	the Memory Products Group (“MPG”) segment, comprised of our memories and Smartcard businesses; and

•	the Micro, Power, Analog Product Group (“MPA”) segment, comprised of discrete and standard products plus standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division); this segment was previously known as Micro, Linear and Discrete Product Group, but no change has occurred in the segment’s perimeter or organization.
      Effective January 1, 2007, to meet the evolving requirements of the market together with the pursuit of a strategic repositioning in Flash memory, we have reorganized our product segment groups into the Application Specific Product Groups, the Industrial and Multisegment Sector and the Flash Memories Group. We will begin reporting sales and segment financial information using this alignment beginning in the first quarter of 2007.
      Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. All our product segments share common research and development for process technology and manufacturing capacity for most of their products. However, beginning January 1, 2007, the stand-alone Flash Memories Group (FMG), incorporates all the Flash memory operations (both NOR and NAND), including Technology R&D, all product related activities, front-end and back-end manufacturing, marketing and sales worldwide. Keeping the same overall perimeter, our Application Specific Groups (ASG) will now be comprised of the newly created Mobile, Multimedia & Communications Group (MMC) and the Home Entertainment & Displays Group (HED) as well as the existing Automotive Product Group (APG) and Computer Peripherals Group (CPG). The former MPA segment plus non-Flash memory products (formerly under MPG) and Micro-Electro-Mechanical Systems (MEMS) activity have been combined to form a new sector, Industrial and Multisegment Sector (IMS).
      In the past two years, we have pursued various initiatives to reshape our company by (i) reorganizing our management team and setting up an executive committee, (ii) increasing our research and development effectiveness through a program focusing on our key initiatives, improved project control and redeployment of certain resources with the aim to improve time-to-market for both technologies and products, (iii) promoting sales expansion for mass market applications and new major key accounts with a special focus on the Chinese and Japanese markets with a view to increased overall efficiencies, (iv) improving our manufacturing competitiveness through the restructuring of our 150-mm wafer production capacity, (v) launching and implementing various cost-reduction initiatives through procurement savings, improved asset management, general and administration centralization and headcount restructuring, and (vi) establishing a less capital-intensive business model.

Results of Operations
      The tables below set forth information on our net revenues by product group segment and by geographic region:

	Year Ended December 31,

	2006	2005	2004

	(In millions, except percentages)
Net Revenues by Product Segment
Application Specific Product Group Segment (ASG)	$5,396	$4,991	$4,902
Memory Products Group Segment (MPG)	2,137	1,948	1,887
Micro, Power, Analog Product Group Segment (MPA)	2,243	1,882	1,902
Others(1)	78	61	69

Total	$9,854	$8,882	$8,760

Net Revenues by Location of Order Shipment(2)
Europe(3)	$3,073	$2,789	$2,827
North America(6)	1,232	1,281	1,360
Asia Pacific(4)	2,084	1,860	1,852
Greater China(4)	2,552	2,203	1,859
Japan	400	307	403
Emerging Markets(3)(5)(6)	513	442	459

Total	$9,854	$8,882	$8,760

Net Revenues by Product Segment
Application Specific Product Group Segment (ASG)	54.7%	56.2%	56.0%
Memory Products Group Segment (MPG)	21.7	21.9	21.5
Micro, Power, Analog Product Group Segment (MPA)	22.8	21.2	21.7
Others(1)	0.8	0.7	0.8

Total	100.0%	100.0%	100.0%

Net Revenues by Location of Order Shipment(2)
Europe(3)	31.2%	31.4%	32.3%
North America(6)	12.5	14.4	15.5
Asia Pacific(4)	21.1	20.9	21.2
Greater China(4)	25.9	24.8	21.2
Japan	4.1	3.5	4.6
Emerging Markets(3)(5)(6)	5.2	5.0	5.2

Total	100.0%	100.0%	100.0%

(1)	Includes revenues from sales of subsystems and other revenues not allocated to product segments.

(2)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(3)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the EU in 2004. These countries were part of the Emerging Markets region in the previous periods. Net revenues for Europe and Emerging Markets for prior periods were restated to include such countries in the Europe region for such periods.

(4)	As of January 1, 2006, we created a new region, “Greater China” to focus exclusively on our operations in China, Hong Kong and Taiwan. Net revenues for Asia Pacific for prior periods were restated according to the new perimeter.

(5)	Emerging Markets in 2005 and 2006 included markets such as India, Latin America (excluding Mexico), the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

(6)	As of July 2, 2006, the region “North America” includes Mexico which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.

Strategy
      The semiconductor industry is undergoing several significant structural changes characterized by:

•	the changing long-term structural growth of the overall market for semiconductor products, which has moved from double-digit growth to single-digit average growth over the last several years;

•	the strong development of new emerging applications in areas such as wireless communications, solid-state storage, digital TV and video products and games;

•	the increasing importance of the Asia Pacific region and emerging countries, particularly China, which represents the fastest growing regional market;

•	the importance of convergence between wireless, consumer and computer applications, which drives customer demand to seek new system-level, turnkey solutions from semiconductor suppliers;

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”);

•	the expansion of available manufacturing capacity through third-party providers; and

•	the increased participation in the semiconductor industry of private equity firms, exemplified by the takeovers in 2006 of two of the top ten semiconductor companies, which may lead to strategic repositionings of those companies and reorganization amongst industry players.
      Our strategy within this challenging environment is designed to focus on the following complementary key elements:
      Broad, balanced market exposure. We offer a diversified product portfolio and develop products for a wide range of market applications using a variety of technologies, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital and mixed-signal applications. We target five key markets comprised of: (i) communications, including wireless connectivity, mobile phone imaging, portable multimedia and infrastructure; (ii) computer peripherals, including data storage, printers, monitors, displays and optical mice; (iii) digital consumer, including set-top boxes, DVDs, digital TVs, digital cameras and digital audio; (iv) automotive, including engine, body and safety, car radio, car multimedia and telematics; and (v) industrial and multisegment products, including power supplies, and motor-control, lighting, metering, banking and Smartcard.
      Product strategy and innovation. We aim to be leaders in multimedia convergence and power applications. In order to serve these segments, our plan is to maintain and further establish existing leadership positions for (i) platforms and chipset solutions for digital consumer, cellular phone and car navigation; and (ii) power applications, which are driving system solutions for a wide consumer base in the field of industrial applications, motor control, factory automation, lighting, power supply and automotive, in particular, and which require less research and development effort and manufacturing capital intensity than more advanced and complex application-specific devices.
      We also dedicate significant resources to product innovation. We have identified our key product offerings in each of the targeted market segments and have concentrated our R&D resources to develop leading-edge products for each. Examples include: digital-base band and multi-media solutions for wireless, digital consumer products focused on set-top boxes, SoC offerings in data storage and system-oriented products for the multisegment sector. We are also targeting new end markets, such as medical applications.
      Finally, we have decided to strategically reposition our participation in the Flash memory business in order to limit our exposure to the capital intensity of the industry as well as to achieve the appropriate economies of scale which are demanded in this competitive segment.
      Customer-based initiatives. There are three tenets to our sales strategy. First, we work with our key customers to identify evolving needs and new applications and to develop innovative products and product features. We have formal alliances with certain strategic customers that allow us and our customers (with whom we jointly share certain product developments) to exchange information and which give our customers access to our process technologies and manufacturing infrastructure. We have formed alliances with customers including Alcatel-Lucent, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel, Pioneer, Seagate, Siemens VDO, Thomson and Western Digital. Our strategic alliances have been historically a major growth driver for us. In 2004, 2005 and 2006, revenues from strategic customer alliances accounted for approximately 39%, 44% and 41% respectively of our net revenues. Secondly, we are targeting new major key accounts, where we can leverage our position as a supplier of application-specific products with a broad range product portfolio to better address the requirements of large users of semiconductor products with whom our penetration has historically been quite low. Finally, we have targeted the mass market, or those customers outside of our traditional top 50 customers, who require system-level solutions for multiple market segments. In addition, we have focused on two regions as key ingredients in future sales growth, Greater China and Japan, where we have reorganized regional management.
      Global integrated manufacturing infrastructure. We have a diversified, leading-edge manufacturing infrastructure, comprising front-end and back-end facilities, capable of producing silicon wafers using our broad process technology portfolio, including our CMOS and BiCMOS technologies as well as our memories and discretes technologies. Assembling, testing and packaging of our semiconductor products take place in our large and modern back-end facilities, which generally are located in low-cost areas. We have also developed relationships with outside contractors for foundry and back-end services. In 2006, while confirming our mission to remain an integrated device manufacturing company, we decided to reduce our capital intensity in order to optimize opportunities between internal and external front-end production, reduce our dependence on market cycles that impact the loading of our fabs, and decrease the burden of depreciation on our financial performance.
      Research and development partnerships. The semiconductor industry is increasingly characterized by higher costs and technological risks involved in the research and development of state-of-the-art processes. These higher costs and technological risks have driven us to enter into cooperative partnerships. From 2000 until now, we have been jointly developing advanced CMOS technologies in Crolles (France) with Freescale Semiconductor and NXP Semiconductors. At the end of 2006, one of our partners notified us of their intention to continue their participation in the Crolles2 alliance only through the end of 2007. We remain convinced that the shared R&D business model contributes to the fast acceleration of semiconductor process technology development, and we therefore remain committed to our strategy of alliances to reinforce cooperation in the area of technology development.
      Integrated presence in key regional markets. We have sought to develop a competitive advantage by building an integrated presence in each of the world’s economic zones that we target: Europe, Asia, China and America. An integrated presence means having manufacturing and design, as well as sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We also have design and marketing capabilities in our Japan and Emerging Markets regions. We have front-end manufacturing facilities in Europe, in the United States and in Asia. Our more labor-intensive back-end facilities are located in Malaysia, Malta, Morocco, Singapore and China, enabling us to take advantage of more favorable production cost structures, particularly lower labor costs. Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers.
      Product quality excellence. We aim to develop the quality excellence of our products and in the various applications we serve and we have launched a company-wide Product Quality Awareness program built around a three-pronged approach: (i) the improvement of our full product cycle involving robust design and manufacturing, improved detection of potential defects, and better anticipation of failures through improved risk assessment, particularly in the areas of product and process changes; (ii) improved responsiveness to customer demands; and (iii) ever increasing focus on quality and discipline in execution.
      Return on capital employed. We remain focused on providing our shareholders with value creation, measured in particular in terms of return on net assets compared to the weighted average cost of capital.
Products and Technology
      We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discretes, memories and standard commodity components, ASICs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, we manufacture Smartcards. Historically, we have not produced dynamic random access memory (“DRAMs”) or x86 microprocessors, despite seeking to develop or acquire the necessary intellectual property (“IP”) to use them as components in SoC.
      In 2006, we ran our business along product lines and managed our revenues and internal operating income performance based on the following product segments:

•	Application Specific Product Group segment;

•	Memory Products Group segment; and

•	Micro, Power and Analog Product Group segment.

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

Application Specific Product Group Segment
      The Application Specific Product Group (“ASG”) segment is responsible for the design, development and manufacture of application-specific products, as well as mixed analog/digital semicustom-devices, using advanced bipolar, CMOS, BiCMOS mixed-signal and power technologies. The businesses in the ASG offer complete system solutions to customers in several application markets. All products are ASSPs, full-custom or semicustom devices that may also include digital signal processor (“DSP”) and microcontroller cores. The businesses in the ASG particularly emphasize dedicated ICs for automotive, computer peripherals, consumer and certain industrial application segments, as well as for mobile and fixed communication, computing and networking application segments.
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
      (i) Personal and Multimedia Group. Our Personal and Multimedia Group (“PMG”) is focused on products serving the wireless and mobile product application space and is organized into four divisions.

(a) Cellular Communications Division. We focus our product offerings on cellular phones serving several major OEMs, with differentiated ICs. In this market, we are strategically positioned in energy management, audio coding and decoding functions (“CODEC”) and radio frequency ICs. We estimate that we ship over 30%, by volume, of the mobile-phone industry’s primary energy-management devices and audio ICs. We are transitioning from ICs to modular solutions in the field of radio frequency and energy management for 3G handsets. In December 2006, we announced a major design win for an ASIC solution for use in 3G/3.5G digital basebands at Ericsson Mobile Platforms. This award represents a significant new product category for us.

(b) Application Processor Division. We offer a family of products, known as the “Nomadik” family, addressing the market for multimedia application processor chips. These products are designed for 2.5/3G mobile phones, portable wireless products and other applications, and the chips are being sampled by a wide range of potential customers. We have several design wins in 2.5/3G mobile smart and feature phones for three tier-one customers, Nokia, Samsung and LG.

(c) Imaging Division. We focus on the wireless handset image-sensor market. We are in production of CMOS-based camera modules and processors for low-and-high density pixel resolutions, which also meet the auto focus, advanced fixed focus and miniaturization requirements of this market. We have cumulatively shipped approximately 200 million CMOS camera-phone solutions since entering this market in 2003. According to Prismark, we were tied for the number one position in camera module manufacturing in 2006.

(d) Connectivity Division. To respond to the market need for increased functionality of handsets, we created the Connectivity Division to address wireless LAN (“WLAN”), Bluetooth and connectivity requirements. Our product offerings include WLAN and Bluetooth and Bluetooth FM radio combination chips designed for low power consumption and a small form factor. We have multiple design wins and are in volume production for several customers in Asia and Europe for our products. In particular, we are manufacturing in volume our single-chip WLAN, Bluetooth and combination ICs for several customers, including a tier-one cellphone manufacturer. Our next generation of ICs increase combination options, with our third-generation chips offering single-die multi-function capability in 65-nm.
      (ii) Home Entertainment Group. Our Home Entertainment Group (“HEG”) addresses product requirements for the digital consumer application market and has four divisions.

(a) Home Video Division. This division focuses on products for digital retail, satellite, cable and IPTV set-top box products and digital television offerings. We continue to expand our product offerings and customer base by introducing solutions for the set-top box market with features such as web-browsing, digital video recording and time-shifting capabilities. In 2006, we reinforced the market leadership of our

OMEGA family of set-top box back-end decoders with the introduction of the STi710x series of products, the latest member of our OMEGA family of set-top box decoder solutions. This 90-nm family of single-chip SoC device addresses the high-definition market, performs at an advanced speed and has enhanced graphics and security features as well as integrated DVR capability, while retaining compatibility with our earlier products. We continue to strengthen our product offerings by addressing software solutions supporting multiple codes, including DVB-MHP (Java) and Microsoft Windows Media based systems.

      Our latest product, the STi7109, is our second-generation H.264 high-definition TV (“HDTV”) AVC and VC-1 decoder. Building on the success of the STi710x, the world’s first single-chip AVC and MPEG-2 decoder, the STi7109 adds VC-1 decoding, improved security, connectivity features, and support for emerging DVD formats and security standards.
      The STi7100-based set-top boxes are being rolled out for satellite, IPTV, and terrestrial broadcast by several operators, including Canal+, France Telecom and Telecom Italia. The successor product, the STi7200, a single-chip dual-decode device in 65-nm technology, is now being sampled by customers.
      We address the digital television markets with a wide range of highly integrated ASSPs and application-specific microcontrollers. Significant numbers of televisions integrating digital terrestrial capability using the STi55xx family as digital plug-in solutions have been sold, primarily in Europe. We have several design wins in Asia (China, Korea and Japan) for the STD2000, our single-chip solution in 90-nm for integrated Digital TV, which supports all display types and both standard-and high-definition formats and we have also introduced our STD1000 device which offers both an improved feature set and competitiveness for this growing market.

(b) Interactive System Solutions Division. We offer customers and partners the capability to jointly develop highly integrated solutions for their consumer products. We utilize a broad and proven base of expertise, advanced technologies and hardware/software intellectual property to provide best-in-class differentiated products for a select base of customers and markets.

(c) Home Display Peripherals Division. This division offers products aimed at the analog TV market, switches and sound processors as well as CRT monitors.

(d) Audio Division. We design and manufacture a wide variety of components for use in audio applications. Our audio products include audio power amplifiers, audio processors and graphic-equalizer ICs. We recently introduced a family of class ‘D’ audio amplifier offerings aimed primarily at home, desktop and mobile applications with digital-to-digital complete system solution capability that improve sound quality while reducing power consumption, size and cost.
      (iii) Communications Infrastructure and Displays Group. Our Communications Infrastructure and Displays Group (“CID”) provides solutions for the wireless and wireline infrastructure segments as well as displays and is organized into three divisions.

(a) Wireless Infrastructure Division. We formed the Wireless Infrastructure division to develop dedicated infrastructure chip solutions that will be focused on third-generation telecom standards, while supporting existing standards as well. We have already developed all of the technologies required for the wireless infrastructure ASIC market due to our many years of experience in the fields of digital baseband chip, radio frequency and mixed-signal products.

Our Greenside family of products combine the market’s first SoC baseband processor for wireless infrastructure applications with multi-standard software libraries, optimized for GSM, EDGE, W-CDMA, and WiMAX networks. This family of products is geared toward addressing the needs of both Macro and Femto basestation markets.

(b) Wireline Infrastructure Division. Our wireline telecommunications products, both ASIC and ASSP, are used in telephone sets, modems, subscriber line interface cards (“SLICs”) for digital central office switching equipment and the high-speed electronic and optical communications networks.

(c) Display Division. Our products cover driver chips for the flat-panel industry and CRT applications. Our product development is focused mainly on driver chips for various kinds of flat-panel display technologies such as small and large LCDs, Plasma, OLED (Organic Light Emitting Diode) and E-Paper. These products use proprietary technologies fitting the various electrical parameters required by those market segments, ranging from low to very high voltages and currents and from junction to oxide isolation (SOI).

Computer Peripherals Products
      (i) Data Storage Division. We produce SoCs and analog ASICs for several data storage applications, specializing in disk drives with advanced solutions for read-and write-channels, disk controllers, host interfaces, digital power processing, motor controllers and micromachinery. We believe that based on sales, we are, and have been for many years, one of the largest semiconductor companies supplying the hard disk drive market.
      Complementing our strong position in SoCs, we believe we are the market leader in motor controllers and we are providing solutions for all market segments, including enterprise, desktop and mobile applications. We are currently providing SoC solutions based on proprietary IP in production at 130-nm for desktop and server applications, we supply a kit including a SoC disk controller and a motion-control power combo to a leading maker of drives for mobile applications. A market leader in the data storage market selected our latest 90-nm SoC for its next generation of desktop and mobile drives, which we expect to begin shipping in volume in the second half of 2007. This SoC includes a rich variety of our own IP including our proprietary read/write channel, Serial ATA controller and microcomputer core.
      (ii) Printer Division. We are focusing on inkjet and multifunction printer components and are an important supplier of pen chips, motor drivers, and head drivers, digital engines, including those in high-performance photo-quality applications and digital color copiers. We are also expanding our offerings to include a reconfigurable ASSP product family, known as SPEAr, designed for flexibility and ease-of-use by printer manufacturers. We have successfully validated and released our SPEAr Head, a new member of our SPEAr (Structured Processor Enhanced Architecture) family of configurable SoCs that address various applications, including digital engines for printers, scanners, and other embedded-control applications. Additionally in this area, our partnership with one of our major customers expanded with two new digital engine designs wins in next-generation printer and MultiFunction platforms.
      (iii) Microfluidics Division. This division builds on the years of our success in microfluidic product design, developed primarily for the inkjet print-head product line, and expands our offering into related fields, such as molecular and health diagnostics. As a result, we announced an agreement with MobiDiag to create a complete system for genomic-based detection of infectious diseases based on our silicon MEMS Lab-on-Chip technology and with Veredus for the detection of Avian Flu.

Automotive Products
      Our automotive products include alternator regulators, airbag controls, anti-skid braking systems, vehicle stability control, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management, instrumentation systems, car radio and multimedia, as well as car satellite and navigation systems. We hold a leading position in the IC market for automotive products. We have developed a joint initiative with Freescale Semiconductor for the development of 90-nm embedded Flash technology and common products based on cost-effective 32-bit microcontrollers for use in all automotive applications.
      (i) Powertrain and Safety Division. From engine and transmission control to mechanical-electronic solutions, microelectronics are steadily pervading all sectors of the automotive industry. Our robust family of automotive products, including MEMS accelerometers, complete standard solutions for DC-motor control and automotive grade 16-bit microcontrollers with embedded Flash memory provide a broad range of features that enhance performance, safety and comfort while reducing the environmental impact of the automobile.
      (ii) Car Body Division. We manufacture products for the body and chassis electronics requirements of the car. These products range from microcontrollers used in lighting, door and window/wiper applications to junction boxes, power solutions, dashboards and climate-control needs.
      (iii) Car, Radio and Multimedia Division. We provide auto manufacturers with full solutions for analog and digital car radio solutions for tolling, navigation and other telematic applications. The increasingly complex requirements of the car/driver interface have opened a market for us in the area of car multimedia. We have the know-how and experience to offer to the market complete telematics solutions, which include circuits for GPS navigation, voice recognition, audio amplification and audio signal processing.
      (iv) Digital Broadcast Radio Division. Our products are used by the fast-growing satellite radio segment. We provide a number of components to this application, including base-band products for the reception of signals by the market leaders. Our penetration in the digital satellite broadcast market is growing with the success of the two American providers.

Memory Products Group Segment
      The Memory Products Group segment designs, develops and manufactures a broad range of semiconductor memory and Smartcard products.
      Flash memory technology, which is one of the enablers of digital convergence, is the core of our nonvolatile memory activity. The products developed by the various nonvolatile memory divisions are complementary and are addressing different functions and/or market segments.

      In December 2006, we announced our decision to establish a stand-alone Flash Memories Group in 2007. This group will consolidate all the Flash memory operations including NAND and NOR Flash memories technology R&D, all product related activities, front-end manufacturing, marketing and sales worldwide. This strategic repositioning of Flash memories is designed to facilitate the acquisition of dimension of scale which we view as a necessity to compete successfully in this business.
      Prior to our December 2006 announcement, our memory business was comprised as follows:

(i) Wireless Flash Memories Division. Wireless applications have very specific requirements in power consumption, packaging and memory addressing. We offer a very wide portfolio of wireless NOR Flash memories from single-die low-density products through high-density 1-Gbit solutions, as well as multiple chip packages containing several memory technology components.

(ii) Standard Nonvolatile Memories Division. We produce a broad range of industry-standard, general-purpose Flash memories from 1 to 64 Mbit and we are in the process of producing Flash memories that will go up to 128 Mbit. We also produce the more mature erasable programmable read-only memory (“EPROM”), from 64 Kilobit (“Kbit”) to 32 Mbit. Efficient manufacturing, together with our sales and distribution channels, has contributed to the exploitation of our technological advantage in Flash and EPROM. The same approach is being applied to industry-standard Flash.

(iii) Serial Nonvolatile Memories Division. We offer serial electronically erasable programmable read-only memory (“EEPROM”) up to 512 Kbit, and serial Flash memories (“SNVM”). Serial EEPROMs are the most popular type of EEPROMs and are used in computer, automotive and consumer applications. Combining the typical interface of serial EEPROM and Flash technology, we pioneered the concept of serial Flash. Serial Flash allows integration of up to 64 Mbit and 128 Mbit in an 8-pin package for a large variety of applications.

(iv) NAND Flash and Storage Media Division. In 2004, we began offering NAND Flash memory products pursuant to a co-development and manufacturing agreement with Hynix Semiconductor. Our efforts are targeted at the lower density memory requirements evolving for embedded wireless applications. Our most advanced offering, a single die 8 Gigabit (“Gbit”) NAND Flash manufactured in 60-nm technology, is now available in production. NAND Flash is primarily used to store information such as music, still pictures, video and data files in a variety of consumer applications, including mobile phones, MP3 readers, universal serial bus (“USB”) keys and digital still cameras.

(v) Smartcard IC Division. Smartcards are card devices containing ICs that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay-telephone systems, cellular telephone systems and banks, as well as pay television systems and ID/passport cards. Other applications include medical record applications, card-access security systems, toll-payment and secure transactions over the Internet applications. We have a long track record of leadership in Smartcard ICs. Our expertise in security is a key to our leadership in the finance and pay-TV segments and development of IT applications. If addition, our mastering of the nonvolatile memory technologies is instrumental to offering the highest memory sizes (up to 128 KBytes and even 1 MByte), particularly important to address the emerging high-end mobile phone market.

(vi) Incard Division. The division develops, manufactures and sells plastic cards (both memory- and microprocessors-based) for banking, identification and telecom applications. Incard operates as a standalone organization and also directly controls the sales force for this product offering.
      We have made significant progress on improving the cost position of our Memory Product Group Segment, in particular widely developing the two-bit-per-cell architecture and transitioning to more advanced technologies, and will continue to seek to enhance our competitive position on all fronts of the memory market we serve both by adding new products and improving manufacturing costs. The announced creation of our new Flash Memories Group is designed to facilitate the acquisition of the dimension of scale, which remains a critical element for future success and therefore we plan to strategically reposition our presence in this market.

Micro, Power and Analog Product Group Segment
      The Micro, Power and Analog Product Group segment (formerly known as the Micro, Linear and Discrete Product Group Segment) is responsible for the design, development and manufacture of discrete power devices, (power transistors and other discrete power devices), standard linear and logic ICs, and radio frequency products. In addition, this segment spearheads our ongoing efforts to maintain and develop high-end analog products and of consolidating our world leadership position in power applications, with full solutions centered around microcontroller applications. Due to the high degree of customer fragmentation and the need for product diversity to meet these numerous requirements, MPA designs and releases approximately four new products each business day.

      (i) Power MOSFET Division. We design, manufacture and sell Power MOSFETs (Metal-Oxide-Silicon Field Effect Transistors) ranging from 20 to 1000 volts for most of the “switching” applications on the market today. Our products are particularly well suited for high voltage switch-mode power supplies and lighting applications, where we hold a leadership position from low-power, high-volume consumer to high-power industrial applications.
      (ii) Power Bipolar, IGBT and RF Division. Our bipolar power transistors are used in a variety of voltage applications, including television/monitor horizontal deflection circuits, lighting systems and high power supplies. Our family of ESBT (Emitter Switch Bipolar Transistor) is suitable for very high current — very high voltage applications, such as welding machines and PFC (Power Factor Corrector) devices. The IGBT transistors are well suited for automotive applications, such as motor control and high-voltage electronic-ignition actuators. Within this Division we also supply RF transistors used in television broadcasting transmission systems, radars, telecommunications systems and avionic equipment.
      (iii) ASD and IPAD Division. This division offers a full range of rectifiers, protection thyristors (silicon controlled rectifiers or “SCRs” and three-terminal semiconductors or “Triacs” for controlling current in either direction) and other protection devices. These components are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor-control and power-control devices). More specifically, rectifiers are used in voltage converters and regulators and protection devices, while thyristors vary current flows through a variety of electrical devices, including lamps and household appliances. We are leaders in a highly successful range of new products built with our proprietary Application Specific Discrete (“ASD”tm) technology, which allows a variety of discrete components (diodes, rectifiers, thyristors) to be merged into a single device optimized for specific applications such as electromagnetic interference filtering for cellular phones. Additionally, we are leaders in electronic devices integrating both passive and active components on the same chip, also known as Integrated Passive and Active Devices (“IPAD”), which are widely used in the wireless handset market.
      (iv) Linear and Interface Division. We offer a broad product portfolio of linear and switching regulators along with operational amplifiers, comparators, and serial and parallel interfaces covering a variety of applications like decoders, DC-DC converters and mobile phones.
      (v) Microcontroller Division. We focus on high-volume 8-, 16- and 32-bit microcontrollers in this division. These products have been developed using a wide technology portfolio and are manufactured in processes capable of embedding EPROM, EEPROM and Flash non volatile memories as appropriate. We have improved our product offering in this division, and now offer a new family of 8-bit microcontrollers in addition to our line of 32-bit ARM7-based microcontrollers optimized for multiple industrial applications, including factory automation, appliances and security systems. We have also updated our STR7 Software Library supporting our 32-bit ARM7-based microcontrollers.
      (vi) Industrial and Power Conversion Division. We design and manufacture products for industrial automation systems, lighting applications (lamp ballast), battery chargers and Switched Mode Power Supplies (“SMPS”). Our key products are power ICs for motor controllers and read/write amplifiers, intelligent power ICs for spindle motor control and head positioning in computer disk drives and battery chargers for portable electronic systems, including mobile telephone sets.
      (vii) Advanced Analog and Logic Division. We develop innovative, differentiated and value-added analog products for a number of markets and applications including point-of-sales terminals, power meters and white goods. We recently introduced our NEATSwitch portfolio of application-specific analog, digital, and power switches and extended our supervisor and reset-IC family. We also produce a variety of HCMOS logic device families, which include clocks, registers, gates, latches and buffers. Such devices are used in a variety of applications, including portable computers, computer networks and telecommunications systems.
Strategic Alliances with Customers and Industry Partnerships
      We believe that strategic alliances with customers and industry partnerships are critical to success in the semiconductor industry. We have entered into several strategic customer alliances, including alliances with Alcatel-Lucent, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel, Pioneer, Seagate, Siemens VDO, Thomson and Western Digital, among others. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, Europe and in Asia.

      Partnerships with other semiconductor industry manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. We have been collaborating with NXP Semiconductors (formerly known as Philips Semiconductors) for the joint development of advanced CMOS process technologies in Crolles, France, since 1992. In 2003, we signed a new joint technology cooperation agreement with Freescale Semiconductor and NXP Semiconductors for the joint research and development of advanced CMOS process technology on 300-mm wafers, as well as for the operations of a 300-mm wafer pilot line fab which has been built in Crolles2 with the stated goal of accelerating the development of future technologies and their proliferation throughout the semiconductor industry. This agreement had also been extended to include research and development related to wafer testing and packaging and to cover the development and licensing of core libraries. In January 2007, NXP Semiconductors announced that it will withdraw from the alliance at the end of 2007. Freescale Semiconductor has also notified us that the Crolles2 alliance will terminate as of such date. We remain convinced that the shared R&D business model contributes to the fast acceleration of semiconductor process technology development and we will continue to actively pursue an expansion of our portfolio of alliances to reinforce cooperation in the area of technology development in Crolles2.
      We have also established joint development programs with leading suppliers such as Air Liquide, Applied Materials, ASM Lithography, Canon, Gemalto, Hewlett-Packard, KLA-Tencor, LAM Research, MEMC, Teradyne and Wacker and with electronic design automation (“EDA”) tool producers, including Cadence, Co-Ware and Synopsys. We also participate in joint European research programs, such as the MEDEA+ and ITEA programs, and cooperate on a global basis with major research institutions and universities.
      In 2004, we signed and announced a joint venture agreement with Hynix Semiconductor to build a front-end memory-manufacturing facility in Wuxi City, China. The joint venture is an extension of a NAND Flash Process/product joint development relationship. The facility was inaugurated in October 2006. The fab employs approximately 2,700 people and features a 200-mm wafer production line that began production of DRAM in June 2006 and a 300-mm wafer production line, which began NAND production in October 2006. The total investment in the project is approximately $2 billion. We contributed 33% of the equity financing, equivalent to $250 million, while Hynix Semiconductor contributed 67%. In addition, we have provided $218 million out of our total $250 million commitment as debt financing to the joint venture by way of a guarantee. The financing of the joint venture also includes funding from local Chinese institutions, including long-term leasehold and local debt financing.
Customers and Applications
      We design, develop, manufacture and market thousands of products that we sell to approximately 1,300 direct customers. Our major customers include Alcatel-Lucent, Bosch, Cisco, Conti, Delphi, Delta, Denso, Ericsson, Hewlett-Packard, LG Electronics, Marelli, Maxtor, Motorola, Nokia, Philips, Pioneer, Samsung, Seagate, Siemens, Thomson, Vestel, Visteon and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers’ requirements for other products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, BSI Group, Wintech and Yosun.
      The following table sets forth certain of our significant customers and certain applications for our products:

Telecommunications
Customers:	2Wire	Finisar	Nokia	BG/Tech
	Alcatel-Lucent	Huawei	Nortel Networks	Siemens
	BenQ	LG Electronics	Philips	Sony Ericsson
	Cisco	Motorola	Samsung	TCL Corporation
Applications:	Camera modules/ mobile imaging Central office switching systems Data transport (routing, switching for electronic and optical networks) Digital cellular telephones Internet access (XDSL)		Portable multimedia Telephone terminals (wireline and wireless) Wireless connectivity (Bluetooth, WLAN, FM radio) Wireless infrastructure

Computer Peripherals
Customers:	Agilent	Delta	Lexmark	Samsung
	Apple	Hewlett-Packard	Taiwan-Liton	Seagate
	Xilinx	Intel	Maxtor	Western Digital
	Dell	Lenovo-IBM	Microsoft	Wintech
Applications:	Data storage Monitors and displays		Power management Printers Webcams
Automotive
Customers:	Bosch	Harman	Hitachi	TRW
	Conti	Hella	Marelli	Valeo
	Delphi	Kostal	Pioneer	Visteon
	Denso	Lear	Siemens VDO	Oasis
			Sirius	XM Satellite
Applications:	Airbags Anti-lock braking systems Body and chassis electronics Engine management systems (ignition and injection)		Global positioning systems Multimedia Radio/ satellite radio Telematics Vehicle stability control
Consumer
Customers:	ADB	LG Electronics	Pace	AOC
	Bose Corporation	Nintendo	Philips	Sony
	Echostar	Skyworth	Samsung	Thomson
	Humax	Safran	Scientific Atlanta	TTE WW
			Matsushita	Vestel
Applications:	Audio processing (CD, DVD, Hi-Fi)		DVDs Imaging
	Analog/ digital TVs		Set-top boxes
	Digital cameras		VCRs
	Digital music players		Displays
Industrial/ Other Applications
Customers:	American Power Conversion	Delta	General Electric	Philips
	Artesyn	Gemalto	Vodafone	Siemens
	Astec	Universal Lighting	Nagra	TIM
	Autostrade		Giesecke & Devrient	Mikron JSC
Applications:	Battery chargers Smartcard ICs Intelligent power switches Industrial automation/ control systems Lighting systems (lamp ballasts)		MEMS Motor controllers Power supplies Switch mode power supplies
      In 2006, our largest customer, Nokia, represented 21.8% of our net revenues, compared to 22.4% in 2005 and 17.1% in 2004. No other single customer accounted for more than 10% of our net revenues. Sales to our OEM customers accounted for approximately 81% of our net revenues in 2006, from approximately 82% of our net revenues in 2005 and 79% in 2004. Sales to our top ten OEM customers were approximately 51% of total revenues in 2006, 50% in 2005 and 44% in 2004. We have several large customers, certain of whom have entered into strategic alliances with us. Many of our key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 19% of our net revenues in 2006 were sold through distributors, compared to 18% in 2005 and 21% in 2004. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. See “Item 3. Key Information — Risk Factors  — Risks Related to Our Operations — Disruptions in our relationships with any one of our key customers could adversely affect our results of operations”.
Sales, Marketing and Distribution
      We operate regional sales organizations in Europe, North America, Asia Pacific, Greater China, Japan, and Emerging Markets, which include Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA),

Russia and India. For a breakdown of net revenues by product segment and geographic region for each of the three years ended December 31, 2006, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.
      The European region is divided into seven business units: automotive, consumer and computers, Smartcard, telecom, EMS, industrial, and distribution. Additionally, for all products, including commodities and dedicated ICs, we actively promote and support the sales of these products through sales force, field application engineers, supply-chain management and customer-service, and a technical competence center for system-solutions, with support functions provided locally.
      In the North America region, the sales and marketing team is organized into seven business units. They are located near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial (Boston, Massachusetts), consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California and Longmont, Colorado), RFID and Smartcard (Longmont, Colorado), communications (Dallas, Texas) and distribution (Boston, Massachusetts). Each regional business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system-oriented products. This structure allows us to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with our current product portfolio. A central product-marketing operation in Boston provides product support and training for standard products for the North American region, while a logistics center in Phoenix, Arizona supports just-in-time delivery throughout North America. In addition, a comprehensive distribution business unit provides product and sales support for the regional distribution network.
      In the Asia Pacific region during 2006, sales and marketing segments were managed from our regional sales headquarters in Singapore and organized into nine segments (computer and peripheral, automotive, industrial/computer/ MPA, home entertainment, communications and mobile multimedia, display, Smartcard and security, distribution and EMS) with three transversal support organizations (business management, field quality and communications). We have sales offices in Korea, Malaysia, Thailand and Australia. The Singapore sales organization provides central marketing, customer service, technical support, logistics, an application laboratory and design services for the entire region. In addition, there is a design center in Korea.
      On January 1, 2006, we created a new sales region, “Greater China”, which encompasses China, Taiwan and Hong Kong. This new sales region is dedicated to sales, design and support resources and is aimed at expanding on our many years of successful participation in this quickly growing market, not only with transnational customers that have transferred their manufacturing to China, but also with domestic customers. This market is expected to grow significantly in the next few years according to industry analysts. In 2006, we grew our sales in Greater China by 16% and industry analysts estimated that we were one of the top five semiconductor suppliers in China.
      In Japan, the large majority of our sales have historically been made through distributors, as is typical for foreign suppliers to the Japanese market. However, we are now seeking to work more directly with our major customers to address their requirements. We provide marketing and technical support services to customers through sales offices in Tokyo and Osaka. In addition, we have established a design center and application laboratory in Tokyo. The design center designs custom ICs for Japanese clients, while the application laboratory allows Japanese customers to test our products in specific applications. In 2006, we implemented changes in our organization for Japan and are targeting, by expanding our sales design and support resources, to improve our coverage of this significant market for the products we serve. In 2006, our sales grew by more than 30% in Japan, while the Japanese market grew only 5%.
      Our Emerging Markets organization includes Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia as well as our design and software development centers in India.
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
      We also use distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right-of-return on unsold merchandise. We generally recognize revenues upon transfer of ownership of the goods at shipment. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory; instead, their customers place large quantity orders directly with us and are referred to distributors for smaller orders.
      At the request of certain of our customers, we are also selling and delivering our products to EMS, which, on a contractual basis with our customers, incorporate our products into the application-specific products which they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues as such customers may choose within a specific period of time the moment when they accept delivery of our products.
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
      We are market driven in our research and development and focused on leading-edge products and technologies developed in close collaboration with strategic alliance partners, leading universities and research institutes, key customers and global equipment manufacturers working at the cutting edge of their own markets. On January 1, 2005, we created a new Front-End Technology and Manufacturing organization (“FTM”) encompassing the present front-end manufacturing and central research and development functions in order to improve our technology research and development effectiveness and our manufacturing competitiveness and efficiency. The research and development activities relating to new products are managed by the Product Segments and consist mainly of design activities while the process technologies research and development activities are managed by our new FTM organization.
      In 2005, we reallocated approximately 10% of our research and development resources in favor of higher priority projects for both process technology development and product design with the aim to increase the efficiency of our research and development activity and accelerate product innovation. In addition, we focus on our key technology and product programs that set a clear roadmap with defined milestones and that are reviewed at least once every quarter by our Executive Committee.
      We invest in a variety of research and development projects ranging from long-term advanced research in line with industry requirements and roadmaps such as the International Technology Roadmap for Semiconductors (“ITRS”), of our broad range of process technologies including BiCMOS; Bipolar, CMOS and DMOS (“BCD”); High Performance Logic; and stand-alone and embedded Flash and other nonvolatile memories; to the continued expansion of our system-level design expertise and IP creation for advanced architecture for SoC integration, as well as new products for many key applications in digital consumer, wireless communications and networking, computer peripherals, Smartcards and car multimedia, among others.
      We continue to make significant investments in research and development, while reducing these investments as a percentage of revenues. In 2006, we spent $1,667 million on research and development, which represented approximately a 2% increase from $1,630 million in 2005, while 2005 spending represented a 6% increase from $1,532 million in 2004. The table below sets forth information with respect to our research and development spending since 2004. Our reported research and development expenses are mainly in product design, technology and development and do not include marketing and design-center costs which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales:

	Year Ended December 31,

	2006	2005	2004

	(In millions, except percentages)
Expenditures	$1,667	$1,630	$1,532
As a percentage of net revenues	16.9%	18.3%	17.5%
      Approximately 86% of our research and development expenses in 2006 were incurred in Europe, primarily in France and Italy. See “— Public Funding” below. As of December 31, 2006, we employed approximately 10,300 employees in research and development activities worldwide.

      We devote significant effort to R&D because semiconductor manufacturers face immense pressure to be the first to make breakthroughs that can be leveraged into competitive advantages; new developments in semiconductor technology can make end products significantly cheaper, smaller, faster or more reliable than their predecessors and enable, through their timely appearance on the market, significant value creation opportunities.
      To ensure that new technologies can be exploited in commercial products as quickly as possible an integral part of our R&D philosophy is concurrent engineering, meaning that new fabrication processes and the tools needed to exploit them are developed simultaneously. Typically, these include not only EAD software, but also cell libraries that allow access to our rich IP portfolio and a demonstrator product suitable for subsequent commercialization. In this way, when a new process is delivered to our product segments or made available to external customers, they are more able to develop commercial products immediately.
      Our R&D activities are conducted on a worldwide scale and focus on very large scale integration (“VLSI”) technology. Our major centers for VLSI technology development are located in Crolles (France) and Agrate Brianza (Italy). Other advanced R&D centers are strategically located around the world: in Italy (Catania), France (Grenoble, Tours and Rousset), the United States (Phoenix, Carrollton, and San Diego), Canada (Ottawa), the United Kingdom (Bristol and Edinburgh), Switzerland (Geneva), India (Noida and Bangalore), China (Beijing, Shenzhen and Shanghai) and Singapore.
      In Crolles we are cooperating through 2007 with NXP Semiconductors and Freescale Semiconductor as part of the Crolles2 alliance to jointly develop sub-micron CMOS logic processes on 300-mm wafers and to build and operate an advanced 300-mm wafer pilot line in Crolles, France. The pilot line was officially inaugurated on February 27, 2003, and the first silicon rolled off the line during the first quarter of 2003 with the stated goal of accelerating the development of future technologies and their proliferation throughout the semiconductor industry. On January 31, 2005, the Crolles2 alliance extended the scope of the joint semiconductor research and development activities to include research and development related to wafer testing and packaging. The agreement reflects the special needs of wafer testing and packaging for devices produced on 300-mm wafers in 90-nm and smaller technologies. In September 2005, we extended this agreement to cover the development and licensing of core libraries. The initial five-year term of our Crolles2 agreement had been set through December 31, 2007 and on January 12, 2007 NXP Semiconductors informed us that they would cease participation in the alliance at year end. Freescale Semiconductor has also notified us that the Crolles2 alliance will terminate as of such date. For our own core process technology development below 45-nm, we intend to work with an industry leader, and are currently in negotiations with potential partners. We intend, however, to continue to develop state-of-the-art derivative technologies (defined as RF CMOS, Power CMOS and CMOS Imaging) at Crolles2.
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
      There can be no assurance that we will be able to develop future technologies and commercially implement them on satisfactory terms, or that we will be able to successfully enter into new alliances for the development of core CMOS technologies on satisfactory terms beyond 2007, or that we will be able to find new partners to pursue advanced technology developments in Crolles2, upon the termination of our Crolles2 Agreement. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our research and development efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances, or failure to find new partners in such alliances, in developing new process technologies in line with market requirements”.
      Our 200-mm central R&D facility in Agrate (Italy) (“R2”) is focused on the development of new generation Flash memories from which other nonvolatile memory products are derived: EEPROM, EPROM/ OTP, Smartcards and memory embedded ASIC. We are currently developing new products for both NOR and NAND in advanced technologies, with a strong focus on 2-bit per cell technologies.
      The Agrate R2 activity encompasses prototyping, pilot and volume production of the newly developed technologies with the objective to accelerate process industrialization and time-to-market. As part of the recently announced plans to separate the activities of our Flash Memories Group, the activities in Agrate will be split between those which will remain with us and those attributed to the Flash Memories Group. There is no assurance that we will be successful in implementing such reorganization or enjoy the expected benefits.
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
      Our intellectual property design center in Noida, India supports all of our major design activities worldwide and hosts a major central R&D activity focused on software and core libraries development, with a strong emphasis on system solutions. Our corporate technology R&D teams work in a wide variety of areas that offer opportunities to harness our deep understanding of microelectronics and our ability to synthesize knowledge from around the world. These include:

•	Soft Computing, in which a variety of problem-solving techniques such as fuzzy logic, neural networks and genetic algorithms are applied to situations where the knowledge is inexact or the computational resources required to obtain a complete solution would be excessive using traditional computing architectures. Potential applications include more effective automotive engine control, emerging fuel-cell technology and future quantum-computing techniques that will offer much greater computational speeds than are currently achievable;

•	Nano-Organics, which encompasses a variety of emerging technologies that deal with structures smaller than the deep sub-micron scale containing as little as a few hundred or thousand atoms. Examples include carbon nanotubes, which have potential applications in displays and memories, and all applications that involve electronic properties of large molecules such as proteins; and

•	Micro-Machining, in which the ability to precisely control the mechanical attributes of silicon structures is exploited. There are many potential applications, including highly sensitive pressure and acceleration sensors, miniature microphones, microfluidic devices and optical devices. In addition, along with its optical properties, the mechanical properties of silicon represent one of the most important links between conventional SoC technology and all the emerging technologies such as bioelectronics that can benefit from our semiconductor expertise.
      The fundamental mission of our Advanced System Technology (AST) organization is to create system knowledge that supports our system-on-chip (SoC) development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including digital consumer, wireless communications, computer peripherals and Smartcards, as well as the broad range of emerging automotive applications such as car multimedia. The group has played a key role in establishing our pre-eminence in mobility, connectivity, multimedia, storage and security, the core competences required to drive today’s convergence markets.
      AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.
      In addition, AST includes a team dedicated to longer-term system research, which works in synergy with university research teams, allowing a continuous flow of ideas from world-class research centers. AST has eight large laboratories around the world, plus a number of smaller locations located near universities and research partners. Its major laboratories are located in: Agrate Brianza; Catania; Castelletto; Geneva; Grenoble; Lecce; Noida; Portland, Oregon; Rousset; and San Diego, California.
      We also have divisional R&D centers such as those in Castelletto, Catania and Tours that carry out more specialized work that benefits from their close relationship to their markets. For example, Castelletto pioneered the BCD process that created the world smart-power market and has developed advanced MEMS (Micro-Electronic-Mechanical Systems) technologies used to build products such as inkjet printheads, accelerometers and the world’s first single chip microarray for DNA amplification and detection.
      The Application Specific Discretes (ASDtm) technology developed at Tours has allowed ST to bring to the market numerous products that can handle high bi-directional currents, sustain high voltages or integrate various discrete elements in a single chip, like the Integrated Passive and Active Devices (IPADs). ASD technology has proved increasingly successful in a variety of telecom, computer and industrial applications: ESD protection and AC switching are key areas together with RF filter devices.
      The Catania facility hosts a wide range of R&D activities and its major divisional R&D achievements in recent years include the development of our revolutionary PowerMESHTM and STripFETTM MOSFET families.
      Our other specialized divisional R&D centers are located in Grenoble (packaging R&D, IP center), and Rousset (Smartcard and microcontroller development), in addition to a host of centers focusing on providing a complete system approach in digital consumer applications, such as TVs, DVD players, set-top boxes and cameras. These centers are located in various locations including: Beijing; Bristol; Carrollton, Texas; Edinburgh; Grenoble; Noida; Rousset; and Singapore. For Smartcard SoC, we have centers in Prague and Shanghai.

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
      Finally, we believe that platforms are the answer to the growing need for full system integration, as customers require from their silicon suppliers not just chips, but an optimized combination of hardware and software. More than 1,500 engineers and designers are currently developing the five platforms we selected to spearhead our future growth in some of the fastest developing markets of the microelectronics industry. The five platforms include:

•	Two in the area of consumer: set-top boxes, ranging from digital terrestrial, to cable, and satellite to Internet Protocol based devices, and Integrated Digital TV, which will include the expected promising new wave of High-Definition sets;

•	One in the area of computer peripherals: the SPEAr family of reconfigurable SoC ICs for printers and related applications; and

•	Two in the area of wireless: Application Processors, namely our Nomadik platform that is bringing multimedia to the next-generation mobile devices and Wireless Infrastructure for 3G base-stations.

Property, Plants and Equipment
      We currently operate 15 (as per table below) main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants, known as fabs, and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies

Front-end facilities
Crolles1, France	Application-specific products	Fab: 200-mm CMOS and BiCMOS, research and development on VLSI sub-micron technologies
Crolles2, France(1)	Application-specific products and leading edge logic products	Fab: 300-mm research and development on deep sub-micron (90-nm and below) CMOS and system-on-chip (“SoC”) technology development
Phoenix, Arizona	Application-specific products and microcontrollers	Fab: 200-mm CMOS, BiCMOS, BCD
Agrate, Italy	Nonvolatile memories,	Fab 1: 200-mm BCD, nonvolatile
	microcontrollers and application-	memories, MEMS
	specific products	Fab 2: 200-mm Flash, embedded Flash, research and development on nonvolatile memories and BCD technologies
Rousset, France	Microcontrollers, nonvolatile	Fab 1: 150-mm CMOS, Smartcard
	memories and Smartcard ICs and	(phase-out to be completed in early
	application-specific products	2007)
Fab 2: 200-mm CMOS, Smartcard, embedded Flash
Catania, Italy	Power transistors, Smart Power	Fabs 1/2: 150-mm Power metal-on
	ICs and nonvolatile memories	silicon oxide semiconductor process technology (“MOS”),VIPpowertm, MO-3 and Pilot Line RF
Fab 3: 200-mm Flash, Smartcard, EEPROM 300-mm building constructed but not fully facilitized and equipped
Tours, France	Protection thyristors, diodes and application specific discrete-power transistors	Fab: 125-mm, 150-mm and 200-mm pilot line discrete
Ang Mo Kio, Singapore	Microcontrollers, power transistors, commodity products, nonvolatile memories, and application-specific products	Fab 1: 125-mm, power MOS, bipolar transistor, bipolar ICs, standard linear Fab 2: 150-mm bipolar, power MOS and BCD, EEPROM, Smartcard, Micros Fab 3: 200-mm BiCMOS, Flash Memories
Carrollton, Texas	Memories and application-specific products	Fab: 150-mm BiCMOS, BCD and CMOS
Back-end facilities
Muar, Malaysia	Application-specific and standard products, microcontrollers
Kirkop, Malta	Application-specific products
Toa Payoh, Singapore	Nonvolatile memories and power ICs
Ain Sebaa, Morocco	Discrete and standard products
Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems
Shenzhen, China(2)	Nonvolatile memories, discrete and standard products

(1)	Operated jointly with NXP Semiconductors and Freescale Semiconductor. The agreement will terminate at the end of 2007.

(2)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.
      As of December 31, 2006, we had a total of approximately 610,000 square meters of front-end facilities, comprised of approximately 370,000 square meters in Europe, approximately 90,000 square meters in the United States and approximately 150,000 square meters in Asia (these numbers exclude Crolles2 and M6). We also had a total of approximately 280,000 square meters of back-end facilities.
      At the end of 2006, our front-end facilities had total capacity of approximately 125,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. We have seven 200-mm wafer production facilities currently in operation. Of these, four (at Crolles, France; Agrate, Italy; Catania, Italy; and Phoenix, Arizona) have full design capacity installed as of December 31, 2006; as of the same date, fabs (in Rousset, France and in Singapore) have approximately two-thirds of the ultimate capacity installed. Our latest 200-mm line in Agrate, Italy primarily planned for MEMS products was still in the start-up phase on December 31, 2006.
      We, along with our partners NXP Semiconductors and Freescale Semiconductor, began volume production in our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France in the first half of 2004. By the end of 2006, the pilot line produced approximately 2,500 wafers per week.
      At the end of 2006, the building shell for our future 300-mm wafer volume manufacturing fabrication facility in Catania, Italy and the first phase of facilitization were completed. In December 2006, we received confirmation from the Italian Government that the conditions concerning investment and employment linked to the grant of subsidies for the construction, facilitization and equipment of our new M6 facility could be met during the period 2006 to 2009, instead of the original period expiring in 2006. Because of the location of this new 300-mm facility as well as other 200-mm and 150-mm facilities in southern Italy (Catania, Sicily), we face the risk that an earthquake could damage such facilities. Any disruption in our product development capability or our manufacturing capability arising from earthquakes could cause significant delays in the production or shipment of our products until we are able to shift development or production to different facilities or arrange for third parties to manufacture our products. Such risks, like other risks, may not be fully or adequately covered under our corporate insurance policies. See “Item 8. Financial Information — Risk Management and Insurance”.
      We own all of our manufacturing facilities, except Crolles2, France, which is the subject of a capital lease.
      We have historically subcontracted a portion of total manufacturing volumes to external suppliers. We have recently announced that our goal is to reduce our capital investment spending to sales ratio from above 20% in the past several years to a target of 12%, due to the change in the structural growth of the semiconductor market which has moved from double to single digit over the last ten years. The reduction in our capital investments is also designed to reduce our dependence on economic cycles which affects the loading of our fabs and to decrease the burden of depreciation on our financial performance while optimizing opportunities between internal and external front-end production.
      During the most recent downturns in the industry, we limited our capital investment, allocating it to strategic projects such as the evolution of the production capability to finer geometries in the 200-mm facilities; the development of advanced manufacturing processes (90-nm and 65-nm); the improvement in the quality of our operations; the ramp-up of the new 200-mm production facility in Singapore; the continuation of the two 300-mm projects (Crolles, France, for pilot-line; Catania, Italy, for volume manufacturing); the ramp-up to volume manufacturing of the new Bouskoura, Morocco back-end facility; and the completion of the extension of the back-end Shenzhen, China facility. We have also increased overall installed front-end capacity.
      As of December 31, 2006, we had $467 million in outstanding commitments for purchases of equipment for delivery in 2007. The most significant of our 2007 capital expenditure projects are expected to be: for the front-end facilities, (i) in Agrate (Italy), related to the upgrading of our 200-mm pilot line, the ramp-up of the 200-mm line for MEMS and the expansion of capacity to our 200-mm fab; (ii) the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France); (iii) the upgrading of our 200-mm plant in Singapore; and (iv) for the back-end facilities, the capital expenditures will be mainly dedicated to the capacity expansion in our plants in Shenzhen (China) and Muar (Malaysia) and capacity upgrade in Malta and Toa Payoh (Singapore). We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We plan 2007 capital expenditures to be approximately $1.2 billion, although we have the flexibility to modulate our investments to changes in market conditions. The major part of this amount will be allocated to leading-edge technologies and research and development programs.

      Although each fabrication plant is dedicated to specific processes, our strategy is to develop local presence to better serve customers and mitigate manufacturing risks by having key processes operated in different manufacturing plants. In certain countries, we have been granted tax incentives by local authorities in line with local regulations, being recognized as an important contributor to the economies where our plants are located. In periods of industry capacity limitations we have sought to minimize our capital expenditure needs by purchasing from subcontractors both wafer foundry and back-end services. In difficult market conditions, we may face overcapacity issues, particularly in our older fabrication facilities that use mature process technologies. Like other semiconductor manufacturers, we could have mature fabrication facility capacity being only partially used, which may affect our cost of operations. Such overcapacity has led us, in recent years, to close manufacturing facilities using more mature process technologies and restructure our 150-mm manufacturing. In 2002, we completed the closure of our 150-mm wafer manufacturing facility in Rancho Bernardo, California. Pursuant to such closure in 2002, we recorded impairment, restructuring charges and related closure costs of $34 million. In 2003, we recorded impairment, restructuring charges and other related closure costs of $205 million pursuant to a plan announced in October 2003 to increase our cost competitiveness by restructuring our 150-mm fab operations and part of our back-end operations. In 2004, our 150-mm wafer manufacturing facility in Rennes, France and our back-end facility in Tuas, Singapore were closed pursuant to this restructuring initiative and the total amount of impairment, restructuring charges and other related closure pre-tax costs amounted to $76 million. In 2005, the amount of impairment, restructuring charges and other related closure pre-tax costs amounted to $128 million. See “Item 5. Operating and Financial Review and Prospects” and Note 19 to the Consolidated Financial Statements. In 2006, we were still incurring charges for impairment, restructuring and other closure costs related to the ongoing plans, which included the closing of the Casteletto, Italy production facility and concentrating EWS activities in Singapore. These actions were largely completed at December 31, 2006; the total amount of these charges in 2006 was $77 million.
      Through the period ended December 31, 2006, we have incurred $316 million of the total expected of approximately $330 million in pre-tax charges associated with the 150-mm restructuring plan, slightly down from the original estimate of $350 million that was defined on October 22, 2003, and which was substantially completed in the second half of 2006.
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

Intellectual Property
      Intellectual property rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two or three-dimensional layout of an integrated circuit. We own more than 19,000 patents or pending patent applications which have been registered in several countries around the world and correspond to close to 9,000 patent families (each patent family containing all patents originating from the same invention). We filed 609 new patent applications around the world in 2006.
      Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our circuit designs, manufacturing processes, packaging technology and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade-secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our intellectual property represents valuable assets and intends to protect our investment in technology by enforcing all of our intellectual property rights. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party intellectual property rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which could have a material adverse effect on our results of operations and ability to compete.
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
      Finally, we have received from time to time, and may in the future receive communications from competitors or other parties alleging infringement of certain patents and other intellectual property rights of others, which has been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology”.
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
      In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter generating the highest amount of revenues due to electronic products purchased from many of our targeted market segments for the holiday period.
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
      Our backlog (defined here to include frame orders) decreased significantly in 2001 from the levels of 2000, reflecting the most severe downturn in the semiconductor industry. Starting in 2002 we steadily registered an increase in the backlog compared to 2001, which continued in 2003 compared to 2002. We entered 2004 with a backlog approximately 30% higher than we had entering 2003. Following the industry-wide over-inventory situation and the declining level of order booking in the second half of 2004, we entered 2005 with an order backlog that was lower than we had entering 2004. During 2005, our backlog registered a solid increase. We entered 2006, with a backlog higher than we had entering 2005, while, due to a more difficult industry environment, we are entering 2007 with an order backlog that is lower than what we had entering 2006.
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
      The primary international semiconductor companies that compete with us include Analog Devices, Broadcom, IBM, Infineon Technologies, Intel, International Rectifier, Fairchild Semiconductor, Freescale Semiconductor, Linear Technology, LSI Logic, Marvell Technology Group, Maxim Integrated Products, Microchip Technology, National Semiconductor, Nippon Electric Company, ON Semiconductor, NXP Semiconductors, Qualcomm, Renesas, Samsung, Spansion, Texas Instruments and Toshiba.
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
      While STMicroelectronics N.V. is the parent company, we also conduct our operations through our subsidiaries. With the exception of our subsidiaries in Shenzhen, China, in which we own 60% of the shares and voting rights; Hynix, ST (China), a joint venture company, in which we own a 33% equity participation; Shanghai Blue Media Co. Ltd (China), in which we own 65%; and Incard do Brazil, in which we own 50% of the shares and voting rights, STMicroelectronics N.V. owns directly or indirectly 100% of all of our significant operating subsidiaries’ shares and voting rights, which have their own organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we receive compensation.

      The following list includes our principal subsidiaries and equity investments and the percentage of ownership we held as of December 31, 2006:

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Australia — Sydney	STMicroelectronics PTY Ltd	100
Belgium — Zaventem	STMicroelectronics Belgium N.V.	100
Belgium — Zaventem	Proton World International N.V.	100
Brazil — Sao Paolo	STMicroelectronics Ltda	100
Brazil — Sao Paulo	Incard do Brazil Ltda	50
Canada — Ottawa	STMicroelectronics (Canada), Inc.	100
China — Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China — Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China — Shanghai	Shanghai Blue Media Co. Ltd	65
China — Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China — Jiangsu(1)	Hynix-ST Semiconductor Ltd	33
China — Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
Czech Republic — Prague	STMicroelectronics Design and Application s.r.o.	100
Finland — Lohja	STMicroelectronics OY	100
France — Crolles	STMicroelectronics (Crolles 2) SAS	100
France — Montrouge	STMicroelectronics S.A.	100
France — Rousset	STMicroelectronics (Rousset) SAS	100
France — Tours	STMicroelectronics (Tours) SAS	100
France — Grenoble	STMicroelectronics (Grenoble) SAS	100
Germany — Grasbrunn	STMicroelectronics GmbH	100
Germany — Grasbrunn	STMicroelectronics Design and Application GmbH	100
Holland — Amsterdam	STMicroelectronics Finance B.V.	100
Hong Kong — Hong Kong	STMicroelectronics LTD	100
India — Noida	STMicroelectronics Pvt Ltd	100
Israel — Netanya	STMicroelectronics Ltd	100
Italy — Catania	CO.RI.M.ME.	100
Italy — Aosta	DORA S.p.a.	100
Italy — Agrate Brianza	ST Incard S.r.l.	100
Italy — Naples	STMicroelectronics Services S.r.l.	100
Italy — Agrate Brianza	STMicroelectronics S.r.l.	100
Italy — Caivano(1)	INGAM Srl	20
Japan — Tokyo	STMicroelectronics KK	100
Malaysia — Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia — Muar	STMicroelectronics SDN BHD	100
Malta — Kirkop	STMicroelectronics Ltd	100
Mexico — Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Mexico — Guadalajara	STMicroelectronics Design and Applications, S. de R.L. de C.V.	100
Morocco — Rabat	Electronic Holding S.A.	100
Morocco — Casablanca	STMicroelectronics S.A.	100
Singapore — Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain — Madrid	STMicroelectronics S.A.	100
Sweden — Kista	STMicroelectronics A.B.	100
Switzerland — Geneva	STMicroelectronics S.A.	100
Switzerland — Geneva	INCARD SA	100
Switzerland — Geneva	INCARD Sales and Marketing SA	100
Turkey — Istanbul	STMicroelectronics Elektronik Arastirma ve Gelistirme Anonim Sirketi	100
United Kingdom — Marlow	STMicroelecrtonics Limited	100
United Kingdom — Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom — Bristol	Inmos Limited	100
United Kingdom — Reading	Synad Technologies Limited	100
United States — Carrollton	STMicroelectronics Inc.	100
United States — Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States — Wilsonville	The Portland Group, Inc.	100

(1)	Equity Investments

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
      Some of our government funding contracts for research and development involve advance payments that requires us to justify our expenses after receipt of funds. Certain specific contracts (Crolles2, Rousset, France and Catania, Italy) contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties (partial refund) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. However, the obligation to repay such funding is never automatic.
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
      On April 9, 2002, the EU approved a grant to us by the Italian Government of €542.3 million (Decision N844/2001), representing approximately 26.25% of the total cost (estimated at €2,066 million) (the “M6 Grant”) for the building, facilitization and equipment of a new 300-mm manufacturing facility in Catania M6 capable of producing approximately 5,000 wafers per week in 2006 for NOR and other nonvolatile memory products (the “M6 Plant”). The construction of the M6 Plant has not proceeded as planned. In 2006, the Italian Government informed the EU Commission about a proposed modification to the conditions for the M6 Grant, as authorized on April 9, 2002. In a decision on December 6, 2006 sent to the Italian Foreign Minister, the EU Commission, according to the proposal made by the Italian government, accepted to modify the conditions for the M6 Grant.
      In particular, the EU Commission accepted the proposal of the Italian government to provide for an extension of the authorized time period for the completion of the planned investment and to allocate, out of the €542.3 million grants originally authorized, €446 million for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. The €446 million M6 Grant is conditional upon the conclusion of a Contratto di Programma providing, inter alia, for (i) the creation of a minimum number of new jobs, (ii) the fixed assets remaining at least five years after the completion of the

M6 Plant, (iii) at least 31.25% of the total of €1,700 million investment for the M6 Plant being either in the form of equity or loan, (iv) an annual report on work progress being submitted to the Italian authorities and the EU Commission, and (v) a general verification of the consistency of the project. For the period prior to December 31, 2006, the Commission, upon the proposal of the Italian government, considered that we would have been entitled to the remaining €96 million grant (out of the total €542.3 million originally granted) in the form of a tax credit if we had made a total cumulated investment of €366 million as of such date. As of December 31, 2006, we have invested a cumulative amount of €298 million instead of €366 million and recorded a cumulative amount of tax credit of €78 million out of the €96 million to which we could have been entitled.
      There is no assurance that the Contratto di Programma will be concluded at acceptable conditions to both the Italian authorities and us, and that, if concluded, such contract will be approved by the EU Commission if the stated conditions are not consistent with prior decisions by the EU Commission concerning such grants. Failure to receive the grants as anticipated may adversely impair our expected results of operations linked to the equipment and operation of the M6 Plant.
      In France, support for microelectronics is provided to over 30 companies with activities in the semiconductor industry. The amount of support under French programs is decided annually and subject to budget appropriation.
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
      Funding for research and development activities is the most common form of funding that we receive. Public funding for research and development is recorded as “Other Income and Expenses, net” in our consolidated statements of income. Public funding for research and development is booked pro rata in relation to the relevant cost once the agreement with the applicable government agency has been signed and as any applicable conditions are met. See Note 18 to our Consolidated Financial Statements. Such funding has totaled $54 million, $76 million and $84 million in the years 2006, 2005 and 2004, respectively.
      Government support for capital expenditures funding has totaled $15 million, $38 million and $46 million in the years 2006, 2005 and 2004, respectively. Such funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. Public funding reduced depreciation charges by $54 million, $66 million and $74 million in 2006, 2005 and 2004, respectively.
      As a third category of government funding, the Company receives some loans, mainly related to large capital investment projects, at preferential interest rates. The Company recognizes these loans as debt on its balance sheet in accordance with paragraph 35 of Statements of Financial Accounting Concepts No. 6, Elements of Financial Statements (CON 6). Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic’s Fund for Applied Research, established in 1988 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 2006, 2005 and 2004, we had approximately $125 million, $120 million and $156 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 0.9%, 1.0% and 1.0%, respectively.
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
      In the front-end process, we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot be brought about without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.
      Our manufacturing processes use many raw materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile. We obtain our raw materials and supplies from diverse sources on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. See “Item 3. Key Information — Risk Factors  — Risks Related to Our Operations — Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply or increase prices”.
      Finally, we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products. See “— Property, Plants and Equipment” above. We also have an agreement with Hynix Semiconductor for the co-development and manufacturing of NAND products pursuant to which Hynix Semiconductor from Korea is supplying the co-developed NAND products to us. We have also set up a joint venture in China which has built and operates a memory manufacturing facility in Wuxi City, China and expect to receive an amount of wafers produced at this facility at competitive conditions and commensurate with our 33% equity interest in the joint venture.
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
      Consistent with our Total Quality Environmental Management (“TQEM”) principles, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for new processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2000 and with the technical specification ISO/TS16949:2002. In addition, all 15 of our manufacturing facilities have been certified to conform to the environmental standard ISO14001, to the Eco Management and Audit Scheme (EMAS) and to the Health and Safety standard OHSAS18001.
      We have participated in various working groups set up by the European Commission for the adoption of two directives on January 27, 2003: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended by Commission Decision 2005/618/EC of August 18, 2005) and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as modified by Directive 2003/108/EC of December 8, 2003). Directive 2002/95/EC aims at banning the use of lead and other flame-retardant substances in manufacturing electronic components by July 1, 2006. Directive 2002/96/EC promotes the recovery and recycling of electrical and electronic waste. Both directives had to be transposed by the EU Member States into national legislation by August 13, 2004. In France, Directives 2002/95/EC and 2002/96/ EC have been implemented by a decree dated July 20, 2005 and five ministerial orders published in November 2005, December 2005 and March 2006. The French scheme for the recovery and recycling of WEEE was officially launched on November 15, 2006.
      Our activities in the EU are also subject to the European Directive 2003/87/ EC establishing a scheme for greenhouse gas allowance trading (as modified by Directive 2004/101/ EC), and the applicable national legislation. In particular, in France, one of our manufacturing sites has been allocated a quota of greenhouse gas for the period 2005-2007. Failure to comply with this quota would force us to acquire potentially expensive additional emission allowance from third parties and to pay a fee for each extra ton of gas emitted. We do not know what our obligations with regard to greenhouse gas reductions will be in the future, in particular for the period 2008-2012 for which the quotes are still being discussed between the French government and the European Commission, but we intend to proactively comply with these regulations. In the United States, we participated in the first phase of the Chicago Climate Exchange program, a voluntary greenhouse gas trading program whose members commit to reduce emissions, for the period 2003-2006 and we intend to continue our participation in the second phase for the period 2007-2010. We have also implemented voluntary reforestation projects in several countries in order to sequester additional carbon dioxide (CO(2)) emissions.
      Furthermore, Regulation 1907/2006 of December 18, 2006 concerning the registration, evaluation, authorization and restriction of chemicals (“REACH”) has been adopted and will enter into force on June 1, 2007. We intend to proactively implement such new legislation, in line with our commitment toward environmental protection.
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
Industry Background

The Semiconductor Market
      Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems) to applications such as telecommunications systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of the total available market (the “TAM”), which includes all semiconductor products, as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor content has increased from approximately 12% in 1992 to approximately 22% in 2006.
      Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data, the TAM increased from $45 billion in 1988 to $247.7 billion in 2006 (growing at a compound annual growth rate of approximately 9.9%). In 2005, the TAM increased by approximately 7% and in 2006 by approximately 9%. On a sequential, quarter-by-quarter basis in 2006 (including actuators), the TAM decreased by 1.3% in the first quarter over the fourth quarter 2005, while in the second quarter it increased by 0.4% over the first quarter, it increased by 7.9% in the third quarter over the second quarter, and increased by 1.9% in the fourth quarter over the third quarter. To better reflect our corporate strategy and our current product offering, we measure our performance against our serviceable available market (“SAM”), redefined as the TAM without DRAMs, microprocessors and optoelectronic products. The SAM increased from approximately $35 billion in 1988 to $164.5 billion in 2006, growing at a compound annual rate of approximately 9%. The SAM increased by approximately 8% in 2006 compared to 2005. In 2006, approximately 18% of all semiconductors were shipped to the Americas, 16% to Europe, 19% to Japan, and 47% to the Asia Pacific region.
      The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

	Worldwide Semiconductor Sales(1)						Compound Annual Growth Rates(2)

	2006	2005	2004	2003	1998	1988	05-06	04-05	03-04	88-06		88-98	98-03

	(In billions)						(Expressed as percentages)
Integrated Circuits and Sensors	$214.8	$197.3	$183.5	$143.5	$109.1	$35.9	8.9%	7.5%	27.9%	10.5%		11.8%	5.6%
Analog, Sensors and Actuators	42.3	36.5	36.1	30.4	19.1	7.2	16.0	0.9	19.0	10.3		10.2	9.7
Digital Logic	114.1	112.4	100.3	80.7	67.0	17.8	1.5	12.1	24.3	10.9		14.2	3.8
Memory:
DRAM	33.8	25.6	26.8	16.7	14.0	6.3	32.0	(4.7)	60.9	9.8		8.3	3.6
Others	24.7	22.9	20.3	15.8	9.0	4.6	7.7	13.0	28.3	9.8		6.9	12.0

Total Memory	58.5	48.5	47.1	32.5	23.0	10.9	20.5	2.9	45.0	9.8		7.7	7.2
Total Digital	172.6	160.9	147.4	113.2	90.0	28.7	7.3	9.1	30.3	10.5		12.1	4.7
Discrete	16.6	15.2	15.8	13.3	11.9	7.0	8.8	(3.3)	18.1	4.9		5.5	2.3
Optoelectronics	16.3	14.9	13.7	9.5	4.6	2.1	9.3	8.6	43.8	12.0		8.1	15.6

TAM	$247.7	$227.5	$213.0	$166.4	$125.6	$45.0	8.9%	6.8%	28.0%	9.9	%(3)	10.8%	5.8	%(3)

Europe	39.9	39.3	39.4	32.3	29.4	8.1	1.6	(0.4)	22.0	9.3		13.8	1.9
Americas	44.9	40.7	39.1	32.3	41.4	13.4	10.3	4.3	20.8	6.9		11.9	(4.8)
Asia Pacific	116.5	103.4	88.8	62.8	28.9	5.4	12.7	16.5	41.3	18.6		18.3	16.8
Japan	46.4	44.1	45.8	38.9	25.9	18.1	5.3	(3.7)	17.5	5.4		3.7	8.5

TAM	$247.7	$227.5	$213.0	$166.4	$125.6	$45.0	8.9%	6.8%	28.0%	9.9	%(3)	10.8%	5.8	%(3)

(1)	Source: WSTS.

(2)	Calculated using end points of the periods specified.

(3)	Calculated on a comparable basis, without information with respect to actuators as they were not included in the indicator before 2003.
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
      Digital devices are divided into two major types: memory products and logic devices. Memory products, which are used in electronic systems to store data and program instructions, are classified as either volatile memories (which lose their data content when power to the device is switched off) or nonvolatile memories (which retain their data content without the need for continuous power).
      The primary volatile memory devices are DRAMs, which accounted for approximately 58% of semiconductor memory sales in 2006, and static RAMs (“SRAMs”), which accounted for approximately 5% of semiconductor memory sales in 2006. SRAMs are roughly four times as complex as DRAMs. DRAMs are used in a computer’s main memory. SRAMs are principally used as caches and buffers between a computer’s microprocessor and its DRAM-based main memory and in other applications such as mobile handsets.
      Nonvolatile memories are used to store program instructions. Among such nonvolatile memories, read-only memories (“ROMs”) are permanently programmed when they are manufactured while programmable ROMs (“PROMs”) can be programmed by system designers or end-users after they are manufactured. Erasable PROMs (“EPROMs”) may be erased after programming by exposure to ultraviolet light and can be reprogrammed several times using an external power supply. Electrically erasable PROMs (“EEPROMs”) can be erased byte by byte and reprogrammed “in-system” without the need for removal.
      “Flash” memories are products that represent an intermediate solution between EPROMs and EEPROMs based on their cost and functionality. Because Flash memories can be erased and reprogrammed electrically and in-system, they are more flexible than EPROMs and are therefore progressively replacing EPROMs in many current applications. Flash memories are typically used in high volume in digital mobile phones and digital consumer applications (set-top boxes, DVDs, digital cameras, MP3 digital music players) and, because of their ability to store large amounts of information, are also suitable for solid-state mass storage of data and emerging high-volume applications.
      Logic devices process digital data to control the operation of electronic systems. The largest segment of the logic market includes microprocessors, microcontrollers and DSPs. Microprocessors are the central processing units of computer systems. Microcontrollers are complete computer systems contained on single ICs that are programmed to specific customer requirements. Microcontrollers control the operation of electronic and electromechanical systems by processing input data from electronic sensors and generating electronic control signals. They are used in a wide variety of consumer, communications, automotive, industrial and computer products. DSPs are parallel processors used for high complexity, high-speed real-time computations in a wide variety of applications.

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

Critical Accounting Policies Using Significant Estimates
      The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “— Results of Operations” below. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing loading thresholds to determine costs to be capitalized in inventory; accruals for warranty costs, litigation and claims; valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values; restructuring charges; other non-recurring special charges and stock-based compensation charges; assumptions used in calculating pension obligations and share-based compensation; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; provisions for specifically identified income tax exposures; and evaluation of tax provisions. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.
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

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products which gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In 2006, we recorded specific provisions amounting to $4 million related to the expected inability to fully collect a certain customer’s receivables, in addition to our standard provision of 1% of total receivables based on the estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). In 2006, we signed a $17 million licensing agreement which included $10 million of upfront revenue recognition related to the perpetual license granted and separate training and consulting units that will be recognized as revenue as services are provided.

•	Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2006, the value of goodwill in our Consolidated Financial Statements amounted to $223 million.

•	Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. In 2006, we recorded a goodwill impairment charge of $6 million due to our decision to discontinue developing products from our Tioga Technologies Ltd. (“Tioga”) business acquisition. See Note 7 to our Consolidated Financial Statements.

•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. In 2006, we recorded an impairment charge of $4 million due to the discontinuance of product development related to our Tioga business acquisition, which was determined to be without any alternative use. See Note 8 to our Consolidated Financial Statements. At December 31, 2006, the value of intangible assets in our Consolidated Financial Statements subject to amortization amounted to $211 million.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We evaluate each period whether there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset and strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. In 2006, we recorded an impairment charge of $7 million related to optimizing our Electrical Wafer Sorting (EWS) activities (wafer test).

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

•	Asset disposal. At December 31, 2006, we were required to evaluate the likelihood of the announced deconsolidation of our Flash memory business under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). Given the status of the project at the closure date, we determined that the deconsolidation was more likely than not to occur for accounting purposes, thus triggering an impairment review for Flash memory activity. The outcome of this test determined that no impairment was required at December 31, 2006.

•	Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and have a material adverse effect on our results of operations or financial condition. In 2006, the amount of restructuring charges and other related closure costs amounted to $65 million before taxes. See Note 19 to our Consolidated Financial Statements.

•	Share-based compensation. In December 2004, the FASB issued revised Statement of Financial Accounting Standards No. 123, Share-Based Payment (“FAS 123R”), which requires companies to expense employee share-based compensation for financial reporting purposes. We adopted FAS 123R early, in the fourth quarter of 2005, to account for charges related to non-vested stock awards distributed to our employees. As a result, we were required to value our current and anticipated future employee share-based compensation pursuant to a pricing model, and then amortize that value against our reported earnings over the vesting period in effect for those awards. Due to this accounting treatment, the share-based compensation expense is charged directly against our earnings. In order to assess the fair value of this share-based compensation through a financial evaluation model, we were required to make significant estimates since, pursuant to our plan, awarding shares is contingent on the achievement of certain financial objectives, including market performance and financial results. We are required to estimate certain items, including the probability of meeting the market performance objective, the forfeitures and the service period of our employees. As a result, we recorded in 2006 a total pre-tax charge of $13 million related to the 2005 stock-based compensation plan and are expecting a pre-tax charge of approximately $2 million in each of the first two quarters of 2007 and $1 million in each of the last two quarters of 2007. The impact is further detailed in Note 16.6 to our Consolidated Financial Statements. Furthermore, on September 29, 2006 our Compensation Committee gave its final approval of the 2006 stock-based compensation plan which is contingent on Company performance criteria. All performance criteria have been met; therefore, we recorded for the 2006 stock-based compensation plan a pre-tax charge of $15 million in 2006, of which $3 million was capitalized in inventory, and are expecting a pre-tax charge of approximately $15 million in the first quarter of 2007, $9 million in the second quarter of 2007 and $6 million in each of the last two quarters of 2007.

•	Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. On the basis of this assessment, at the end of 2006 we recorded a provision of approximately $15 million in one of our tax jurisdictions. As of December 31, 2006, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, in our estimates of the valuation allowance, or a change in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We record provisions for anticipated tax audit issues based on our estimate that probable additional taxes will be due. We reverse provisions and recognize a tax benefit during the period if we ultimately determine that the liability is no longer necessary. We received in the past a tax assessment from the United States tax authorities, and accordingly we took a provision at the moment the assessment was received. In the second quarter of 2006, we received a favorable recommendation from the United States tax authorities’ Appeals Team Case Leader in relation to this tax assessment. This recommendation was sent to the Joint Committee for Taxation for final ruling. In December 2006, the Joint Committee for Taxation decided that there was no tax liability for us and as a result we reversed the entire $90 million provision we established to cover these claims. See Note 24 to our Consolidated Financial Statements.

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

We record a provision when we believe that it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside attorneys to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

We are currently a party to several legal proceedings, including legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Inc. See “Item 8. Financial Information — Legal Proceedings”. As of December 31, 2006, based on our assessment, we did not record any provisions in our Consolidated Financial Statements relating to those legal proceedings, because we had not identified any risk of probable loss that is likely to arise out of the proceedings. There can be no assurance, however, that we will be successful in resolving these proceedings. If we are unsuccessful, or if the outcome of any other litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction or exclusion order.

•	Pension and Post Retirement Benefits. Our results of operations and our balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. As of December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”), which requires the Company to account for the overfunded and underfunded status of defined benefit and other post retirement plans in its consolidated financial statements. As of

December 31, 2006, we had a total benefit obligation estimated at $575 million, and total plan assets estimated at $241 million resulting in an underfunded status of $334 million, recorded in our balance sheet at December 31, 2006.

•	Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Fiscal Year 2006
      Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. Our fiscal year starts at January 1 and the first quarter of 2006 ended on April 1, 2006. The second quarter of 2006 ended on July 1, 2006, and the third quarter of 2006 ended on September 30, 2006. The fourth quarter ended on December 31, 2006. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

2006 Business Overview
      In 2006, the semiconductor market experienced a higher increase in total sales compared to 2005, supported by a solid economic environment in the major world economies.
      The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).
      Based upon recently published data by the World Semiconductor Trade Statistics (“WSTS”), semiconductor industry revenues increased year-over-year by approximately 9% for the TAM and 8% for the SAM in 2006 to reach approximately $248 billion and approximately $165 billion, respectively. This increase was driven by unit demand while average selling prices declined compared to 2005. In the fourth quarter of 2006, the TAM and the SAM increased approximately 9% and 4% year-over-year, respectively, while the TAM increased by approximately 2% and the SAM decreased 1% sequentially.
      Our 2006 revenues were characterized by significant high volume demand and improved product mix, which did not translate into an equivalent revenue performance due to persisting negative impact of price pressure in the market we serve. As a result, our revenues increased by approximately 11% to $9,854 million compared to $8,882 million in 2005. Strong growth in revenues was driven by double-digit increases in Wireless and Industrial applications with mid-single digit contributions from the Automotive, Consumer and Computer segments. Our 2006 sales performance was above the TAM and the SAM growth rates.
      With reference to the quarterly results, our fourth quarter 2006 revenues performance was below the TAM and flat with the SAM, both on a year-over-year basis and on a sequential basis.
      On a year-over-year basis, our fourth quarter 2006 revenues increased by approximately 4% to $2,483 million compared to $2,389 million in the fourth quarter of 2005, driven primarily by Digital Consumer and Automotive segment applications while we registered declines in Telecom and Memories. On a year-over-year basis, the TAM and the SAM registered increases of approximately 9% and 4%, respectively.
      On a sequential basis, in the fourth quarter 2006, revenues decreased approximately 1% mainly due to the overall weakness in the Telecom sector. Our net revenues performance was at the low end of our guidance, which indicated a sequential growth of between -1% and +5%. Sequentially, the TAM registered an increase of approximately 2% while the SAM registered a decrease of 1%.
      In 2006, our effective average U.S. dollar exchange rate was €1.00 for $1.24, which reflects the actual exchange rate levels and the impact of certain hedging contracts, compared to our 2005 effective average exchange rate of €1.00 for $1.28. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “— Impact of Changes in Exchange Rates” below.
      On a total year basis, our gross margin increased from 34.2% in 2005 to 35.8% in 2006 due to overall improvements in volume, manufacturing performances and product mix, which were partially offset by the declining selling prices.
      On a sequential basis, our gross margin increased from 36.0% to 36.3% in the fourth quarter 2006, due to improved manufacturing efficiency and product mix, partially offset by the pricing pressures and the unfavorable U.S. dollar exchange rate impact. Our fourth quarter gross margin was within our guidance that indicated a gross margin of approximately 37% plus or minus one percentage point.
      Our operating expenses combining selling, general and administrative expenses and research and development were higher in 2006 compared to 2005 due to higher spending in research and development and the 2006 share-based compensation for our employees and members and professionals of the Supervisory Board.
      Our total impairment and restructuring charges for 2006 were significantly lower compared to 2005 as our previously announced restructuring plan costs were largely recognized in prior time periods. Our manufacturing initiatives are now substantially completed and were drivers of margin improvements in 2006.
      The combined effect of the above mentioned factors and the other operating items resulted in a quite favorable impact on our operating income, that increased significantly from $244 million in 2005 to $677 million in 2006. The operating margin for 2006 improved over 400 basis points to 6.9%. This improvement was driven by higher sales volume, an improved gross margin and a more favorable effective U.S. dollar exchange rate. In the fourth quarter of 2006, however, our operating income decreased both sequentially and on a year-over-year basis as the result of an unfavorable industry environment.
      Our interest income significantly improved in 2006 mainly as the result of rising interest rates on our available cash, which significantly increased after the refinancing transactions in the first quarter of 2006 and due to the continued generation of positive net operating cash flow. Due to some favorable adjustments in our tax position, our income tax for 2006 resulted in a benefit of $20 million.
      In summary, our financial results for 2006 compared to the results of 2005 were favorably impacted by the following factors:

•	higher sales volume and a more favorable product mix in our revenues, which contributed to a solid increase in our net revenues over 2005;

•	continuous strong improvement of our manufacturing performance;

•	a more favorable effective exchange rate for the U.S. dollar;

•	net interest income;

•	lower impairment, restructuring charges and other related closure costs; and

•	income tax benefit.
      Our financial results in 2006 were negatively affected by the following factors:

•	negative pricing trends due to a persisting overcapacity in the industry, which translated into our average selling prices declining by approximately 8%, as a pure pricing effect;

•	stock-based compensation charges related to 2005 and 2006 grants; and

•	higher amount of other expenses.
      In 2006, we continued to invest in upgrading and expanding our manufacturing capacity. Total capital expenditures in 2006 were $1,533 million, which were financed entirely by net cash generated from operating activities. In fact, we generated $666 million of net operating cash flow during the year. Net operating cash flow is not a U.S. GAAP measure, as further discussed in section “— Liquidity and Capital Resources — Liquidity — Net operating cash flow.” At December 31, 2006, we had cash, cash equivalents, marketable securities and short-term deposits of $2,673 million. Total debt and bank overdrafts were $2,130 million, of which $1,994 million were long-term debt.
      Looking at the fourth quarter and the near term environment, the current market correction underway in some of the key applications that we serve is more pronounced than forecasted. Our wireless results, in particular, came in well below historical seasonal patterns and were also negatively impacted by product mix shift towards the low end, which put additional pressure on our margins and operating performance in the quarter. However, for the full year, we achieved double digit year-over-year sales growth in a market that appears to be growing in the high single digits. This is a clear signal that the evolution of our product portfolio is delivering results with higher revenues, improved profitability, better leverage of our research and development and capital investments, and expansion of our market share.
      During 2006, we made significant headway in delivering on our most important business and strategic imperatives. Our product portfolio continues to strengthen. We are driving a significant reduction in our capital intensity. This is visible in our 2006 results, with our capital investments to sales ratio down to 15.6% from over 20% on average for 2004 and 2005. Further, we have initiated a new mid-term target of 12% through a combination of a less capital-intensive product portfolio, increased usage of foundries for non-proprietary technologies and optimization of our manufacturing facilities. As of January 1, 2007, we have organized our NOR and NAND Flash business into a stand-alone segment and are moving ahead on creating a separate legal entity in connection with our strategic repositioning of this business. In summary, we achieved our primary objectives for 2006: gaining market share while simultaneously improving financial performance in terms of return on assets and cash flow.

Business Outlook
      Notwithstanding the current tougher environment as the market works through inventory in selected applications in the first half of 2007, we believe we are poised to make further important progress on our ongoing key initiatives for sales expansion, new product introduction and asset leverage, which will strengthen our market opportunities and financial position.
      As it is typical for the first quarter seasonality, we expect our revenues for the first quarter of 2007 to decline from 2006 fourth quarter levels. Specifically, we expect sales to decrease between 3% and 11% sequentially. This sales range, coupled with our intention to control the absolute level of inventory, will result in adverse fab loading conditions in the quarter, leading to a gross margin of about 35%, plus or minus 1 percentage point.
      Our capital expenditures are currently budgeted to be $1.2 billion for 2007, which is expected to further reduce our capital expenditure to sales ratio from the previous year’s level.
      This guidance is based on an effective average U.S. dollar exchange rate of approximately €1.00 for $1.29, which reflects current exchange rate levels combined with the impact of existing hedging contracts.
      These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” in this Form 20-F.

Other Developments
      As of January 1, 2006, we created our new “Greater China” region to focus exclusively on our operations in China, Hong Kong and Taiwan and appointed Mr. Robert Krysiak as Corporate Vice-President and General Manager of Greater China.
      As of January 1, 2006, we renamed the Micro, Linear and Discrete Product Group (“MLD”) segment Micro, Power, Analog Product Group (“MPA”) segment to better reflect our efforts of developing high-end analog products and of consolidating our world leadership position in power applications, with full solutions centered around micro applications.
      On January 26, 2006, we announced the appointment of Mr. Jeffrey See as Corporate Vice President and General Manager of our worldwide back-end operations. Effective April 3, 2006, Mr. See took over his responsibilities. Mr. See will continue to be based in Singapore, close to where the largest part of our assembly and test production is located.
      On February 20, 2006, we inaugurated our new design and development facility in Greater Noida (India) and we announced our plans to invest $30 million in local operations over the next two years and to recruit 300 new engineers by the end of 2006.
      On February 23, 2006, we issued Zero Coupon Senior Convertible Bonds due 2016 (“2016 Convertible Bonds”) representing total gross proceeds of $974 million. The amount due to bondholders upon redemption or at maturity based on the accreted value of the bonds will produce a yield equivalent to 1.5% per annum on a semi-annual bond equivalent basis. The bonds are convertible into a maximum of approximately 42 million of our underlying ordinary shares. The conversion price at issuing date is $23.19, based on the closing price of ordinary shares on the NYSE on February 14, 2006, plus a 30% premium.
      On March 13, 2006, we issued €500 million Floating Rate Senior Bonds due 2013 in the Euro Debt Capital Market (“2013 Senior Bonds”). These bonds will pay interest quarterly at a rate equal to three-month Euribor plus 40 basis points.

      On March 29, 2006, we announced our intention to further expand our presence and support for the China market. In addition to our joint venture with Hynix Semiconductor in Wuxi and to supplement our existing plant in Shenzhen, we plan to invest approximately $500 million to build our second back-end plant in China, which is expected to start production in the third quarter of 2008.
      Following the decision by the Compensation Committee of our Supervisory Board in April 2006, the number of shares granted under our 2005 stock-based compensation plan will be a maximum of approximately 2.7 million shares out of the maximum of 4.1 million non-vested shares granted to our employees and CEO in 2005. In April 2006, the Compensation Committee of our Supervisory Board determined that two out of the three predetermined criteria linked to company performance had been met.
      At our annual general meeting of shareholders held in Amsterdam on April  27, 2006, our shareholders approved the following proposals of our Managing Board upon the recommendation of our Supervisory Board:

•	the Company’s accounts, which were for the first time reported in accordance with International Financial Reporting Standards (IFRS);

•	a cash dividend of $0.12 per share, equal to last year’s cash dividend distribution. The cash dividend was distributed in May 2006. On May 22, 2006, our common shares traded ex-dividend on the three stock exchanges on which they are listed;

•	the reappointment of Mr. Doug Dunn for a new three-year term until the 2009 annual general meeting of shareholders and of Mr. Robert White for an additional one-year-term until the 2007 annual general meeting of shareholders, as well as the three-year term appointment of Mr. Didier Lamouche as a new Supervisory Board member in replacement of Mr. Francis Gavois whose mandate was up at this year’s annual shareholders’ meeting;

•	the approval of the main principles of the 2006 stock-based compensation plan for our employees and CEO. As part of such plan and specifically as approved by the general meeting of shareholders, our President and CEO will be entitled to receive a maximum of 100,000 common shares;

•	the adoption of the compensation, including stock-based compensation, for members of our Supervisory Board; and

•	the delegation of authority to our Supervisory Board for five years to issue new shares, to grant rights, to subscribe for new shares and to limit and/or exclude existing shareholders’ pre-emptive rights.
      On June 20, 2006, we announced the appointment of two new Corporate Vice Presidents. Mr. François Guibert, Corporate Vice President, and formerly General Manager of our Emerging Markets Region, was appointed to the position of General Manager of our Asia Pacific region, effective October 1, 2006. Mr. Guibert replaces Mr. Jean-Claude Marquet, who retired in October. Succeeding Mr. Guibert’s position, Mr. Thierry Tingaud, formerly Vice President Sales and Marketing Europe for Telecommunications, was promoted to the position of Corporate Vice President and General Manager of our Emerging Markets Region, effective July 1, 2006.
      On June 29, 2006, we sold to Sofinnova Capital V our 51% interest in Accent, one of our subsidiaries based in Italy specialized in hardware and software design and consulting services for integrated circuit design and fabrication. We recorded a net pre tax gain of $6 million relating to this sale. We simultaneously entered into a license agreement with Accent in which we granted them, for a total agreed lump sum amount of $3 million, the right to use certain of our specifically identified intellectual property currently used in its business activities. In connection with this agreement, we were granted warrants for 6,675 new shares of Accent. Such warrants expire after 15 years and can only be exercised in the event of a change of control or an initial public offering of Accent above a predetermined value.
      On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising their August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds at a conversion ratio of $985.09 per $1,000 aggregate principal amount at issuance resulting in a cash disbursement of $1,377 million.
      On October 10, 2006, we, along with Hynix Semiconductor officially inaugurated the new joint front-end memory-manufacturing facility in Wuxi City, China. The facility is currently producing DRAM memories and will begin production of NAND Flash by the middle of 2007.
      On November 27, 2006, our Supervisory Board approved entering into an option agreement with an independent foundation, Stichting Continuïteit ST, to replace a substantially similar option agreement dated May 31, 1999, as amended, between us and one of our shareholders, STH II B.V. The new option agreement has been entered into to reflect changes in Netherlands’ legal requirements. It was not adopted in response to any hostile takeover attempt.
      Following the discovery in 2006 by our internal audit of a fraud perpetrated by our former head of treasury operations, who retired at the end of 2005, we filed a criminal complaint in September 2006 with the prosecutor in Lugano, Switzerland, that led to the arrest of our former treasurer. The criminal proceeding is ongoing. Our Audit Committee appointed a U.S. law firm last fall to conduct an independent investigation to determine the nature of the fraud and whether the wrongdoing was limited to our former treasurer. To date, based on this investigation, which is substantially complete, and based on our understanding of the available evidence from the criminal proceeding, nothing has been brought to the attention of the Audit Committee or the Company indicating that the fraud was committed with the knowledge or involvement of any of our current or former senior management team, or that such transactions materially affected our financial statements for the current or prior periods.
      In an effort to better align our Company to meet the requirements of the market, together with the pursuit of strategic repositioning in Flash Memory, on December 13, 2006, we announced a reorganization of our product segment groups effective as of January 1, 2007: the Application Specific Groups, the Industrial and Multisegment Sector and the Flash Memories Group. The Application Specific Groups include the existing Automotive Products Group and Computer Peripherals Group and the newly created Mobile, Multimedia & Communications Group and Home Entertainment & Displays Group. The Industrial and Multisegment Sector contain the Microcontrollers, Memories & Smartcards Group and the Analog, Power & MEMS Group. The Flash Memories Group incorporates all Flash memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales. In conjunction with this realignment, we announced a number of new executive and corporate vice presidents. These include Mr. Mario Licciardello as the Corporate Vice President and General Manager of the stand-alone Flash Memories Group; Mr. Carmelo Papa was promoted to Executive Vice President leading the Industrial and Multisegment Sector; Mr. Claude Dardanne as the new Corporate Vice President leading the Microcontrollers, Memories & Smartcards Group; Mr. Tommi Uhari was promoted to Executive Vice President over Mobile, Multimedia & Communications Group; and Mr. Christos Lagomichos promoted to Corporate Vice President for the Home Entertainment & Displays Group.
      On January 16, 2007, we confirmed that the technology development at Crolles will continue beyond 2007 despite the announcement that NXP Semiconductors will withdraw from the Crolles2 alliance at the end of 2007 and the joint technology cooperation agreements with NXP Semiconductors and Freescale Semiconductor will expire on December 31, 2007. The Crolles2 alliance, in which we have partnered with NXP Semiconductors and Freescale Semiconductor, will work together to complete the program on 45-nm CMOS and manage the transition throughout 2007.
Results of Operations

Segment Information
      We operate in two business areas: Semiconductors and Subsystems.
      In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart Card products through our divisions, which include the production and sale of both silicon chips and Smart Cards.
      In the Semiconductors business area, effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies and sales and marketing channels. Since such date we report our semiconductor sales and operating income in three product group segments:

•	the Application Specific Product Group (“ASG”) segment, comprised of three product lines — our Home, Personal and Communication Products (“HPC”), our Computer Peripherals Products (“CPG”) and our Automotive Products (“APG”). Our HPC Sector is comprised of the telecommunications, audio and digital consumer groups. Our CPG products cover computer peripherals products, specifically disk drives and printers, and our APG products are comprised of all of our major complex products related to automotive applications;

•	the Memory Products Group (“MPG”) segment, comprised of our memories and Smart Card businesses; and

•	the Micro, Power, Analog Product Group (“MPA”) segment, comprised of discrete and standard products plus standard microcontroller and industrial devices (including the programmable systems memories

(“PSM”) division); this segment was previously known as Micro, Linear and Discrete Product Group (“MLD”), but no change has occurred in the segment’s perimeter or organization.

      Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product group segments, but on the basis of the semiconductor business area. All these product group segments share common research and development for process technology and manufacturing capacity for most of their products.
      We have restated our results in prior periods for illustrative comparisons of our performance by product segment and by period. The segment information of 2004 has been restated using the same principles applied to the 2005 and 2006 years. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the new segments for the prior years. However, we believe that the presentation for the 2004 year is representative of 2005 and 2006 years and we are using these comparatives when managing our business.
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
      The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, we allocated the start-up costs to expand our marketing and design presence in new developing areas to each segment, and we restated prior year’s results accordingly.

	Year Ended December 31,

	2006	2005	2004

	(In millions)
Net revenues by product group segment:
Application Specific Product Group Segment (ASG)	$5,396	$4,991	$4,902
Memory Products Group Segment (MPG)	2,137	1,948	1,887
Micro, Power, Analog Product Group Segment (MPA)	2,243	1,882	1,902
Others(1)	78	61	69

Total consolidated net revenues	$9,854	$8,882	$8,760

(1)	Net revenues of “Others” include revenues from sales of subsystems mainly and other products not allocated to product group segments.

	Year Ended December 31,

	2006	2005	2004

	(In millions)
Operating income (loss) by product group segment:
Application Specific Product Group Segment (ASG)	$439	$355	$530
Memory Products Group Segment (MPG)	34	(118)	42
Micro, Power, Analog Product Group Segment (MPA)	362	271	413

Total operating income of product group segments	835	508	985
Others(1)	(158)	(264)	(302)

Total consolidated operating income	$677	$244	$683

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product group segments, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the product group segments; comparable amounts reported in this category have been reclassified accordingly in the above table.

	Year Ended
	December 31,

	2006	2005	2004

	(As a percentage of
	total net revenues)
Operating income (loss) by product group segment:
Application Specific Product Group Segment (ASG)(1)	8.1%	7.1%	10.8%
Memory Products Group Segment (MPG)(1)	1.6	(6.1)	2.2
Micro, Power, Analog Product Group Segment (MPA)(1)	16.1	14.4	21.7
Others(2)	(1.6)	(3.0)	(3.5)
Total consolidated operating income(3)	6.9%	2.7%	7.8%

(1)	As a percentage of net revenues per product segment.

(2)	As a percentage of total net revenues. Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product group segments such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product group segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the product group segments; comparable amounts reported in this category have been reclassified accordingly in the above table.

(3)	As a percentage of total net revenues.

	Year Ended December 31,

	2006	2005	2004

	(In millions)
Reconciliation to consolidated operating income:
Total operating income of product group segments	$835	$508	$985
Operating Income of others(1)
Strategic and other research and development programs	(17)	(49)	(91)
Start-up costs	(57)	(56)	(63)
Impairment, restructuring charges and other related closure costs	(77)	(128)	(76)
Subsystems	(1)	1	(1)
One-time compensation and special contributions(2)	—	(22)	—
Patent claim costs	—	—	(4)
Other non-allocated provisions(3)	(6)	(10)	(67)
Total operating income (loss) of others	(158)	(264)	(302)

Total consolidated operating income	$677	$244	$683

(1)	Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product group segments such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product group segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the product group segments; comparable amounts reported in this category have been reclassified accordingly in the above table.

(2)	One-time compensation and special contributions to our former CEO and other executives not allocated to product group segments.

(3)	Includes unallocated expenses such as certain corporate level operating expenses and other costs.

Net Revenues by Location of Order Shipment
      The table below sets forth information on our net revenues by location of order shipment and as a percentage of net revenues:

	Year Ended December 31,

	2006	2005	2004

	(In millions)
Net Revenues by Location of Order Shipment:(1)
Europe(2)	$3,073	$2,789	$2,827
North America(5)	1,232	1,281	1,360
Asia Pacific(3)	2,084	1,860	1,852
Greater China(3)	2,552	2,203	1,859
Japan	400	307	403
Emerging Markets(2)(4)(5)	513	442	459

Total	$9,854	$8,882	$8,760

Net Revenues by Location of Order Shipment:(1)
Europe(2)	31.2%	31.4%	32.3%
North America(5)	12.5	14.4	15.5
Asia Pacific(3)	21.1	20.9	21.2
Greater China(3)	25.9	24.8	21.2
Japan	4.1	3.5	4.6
Emerging Markets(2)(4)(5)	5.2	5.0	5.2

Total	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment region are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the European Union in 2004. These countries were part of the Emerging Markets region in the previous periods. Net revenues for Europe and Emerging Markets for prior periods were restated to include such countries in the Europe region for such periods.

(3)	As of January 1, 2006, we created a new region “Greater China” to focus exclusively on our operations in China, Hong Kong and Taiwan. Net revenues for Asia Pacific for prior periods were restated according to the new perimeter.

(4)	Emerging Markets in 2005 and 2006 included markets such as India, Latin America (excluding Mexico), the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

(5)	As of July 2, 2006, the region “North America” includes Mexico which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.

Net Revenues by Market Segment
      The table below estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weight of each of our target segments in percentages of net revenues:

	Year Ended
	December 31,

	2006	2005	2004

	(As a percentage of
	net revenues)
Net Revenues by Market Segment:
Automotive	15%	16%	15%
Consumer	16	18	21
Computer	17	17	16
Telecom	38	35	32
Industrial and Other	14	14	16

Total	100%	100%	100%

      The following table sets forth certain financial data from our consolidated statements of income since 2004, expressed in each case as a percentage of net revenues:

	Year Ended December 31,

	2006	2005	2004

	(As a percentage of
	net revenues)
Net sales	99.8%	99.9%	100.0%
Other revenues	0.2	0.1	—

Net revenues	100.0	100.0	100.0
Cost of sales	(64.2)	(65.8)	(63.2)

Gross profit	35.8	34.2	36.8
Selling, general and administrative	(10.8)	(11.6)	(10.8)
Research and development	(16.9)	(18.3)	(17.5)
Other income and expenses, net	(0.4)	(0.1)	0.2
Impairment, restructuring charges and other related closure costs	(0.8)	(1.5)	(0.9)
Total operating expenses	(28.9)	(31.5)	(29.0)

Operating income	6.9	2.7	7.8
Interest income (expense), net	0.9	0.4	—
Loss on equity investment	(0.1)	—	—
Loss on extinguishment of convertible debt	—	—	(0.1)

Income before income taxes and minority interests	7.7	3.1	7.7
Income tax benefit (expense)	0.2	(0.1)	(0.8)

Income before minority interests	7.9	3.0	6.9
Minority interests	—	—	—

Net income	7.9%	3.0%	6.9%

2006 vs. 2005
      In 2006, based upon recent industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 9% for the total available market (“TAM”) and an increase of approximately 8% for the serviceable available market (“SAM”), respectively.

Net revenues

	2006	2005	% Variation

	(In millions)
Net sales	$9,838	$8,876	10.8%
Other revenues	16	6	192.9%

Net revenues	$9,854	$8,882	11.0%

      The increase in our net revenues in 2006 was primarily due to our higher sales volumes and improved product mix, which exceeded the negative impact of the declining selling prices due to the continuing pricing pressure in the markets we serve. Our average selling prices decreased overall by approximately 8%, which is the result of a tougher pure pricing effect mitigated by a higher selling price from improved product mix.
      All product group segments registered a positive revenue performance with a particularly strong result by MPA. ASG net revenues increased 8.1% over 2005, mainly driven by Imaging, Computer Peripherals, Connectivity, Digital Consumer and Automotive products. Cellular Communication slightly increased, while Data Storage product registered a decline. Net revenues for MPA significantly increased by 19.2% compared to 2005, with all of the products lines generating strong revenue growth. MPG net revenues increased 9.7% compared to 2005, supported by NOR Flash for wireless applications and other memory products, while Smartcard sales decreased.
      By market segment application, the most important contribution to net revenue growth came from Telecom and Industrial, while Automotive, Consumer and Computer registered approximately mid-single digit growth. Net revenues by market segment increased in Telecom by approximately 19% and Industrial by approximately 10%, while Automotive, Consumer and Computer each increased by approximately 6%. As a significant portion of our sales are made through distributors, the foregoing are necessarily estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.

      By location of order shipment, Japan revenues strongly increased by approximately 31%, all of the other regions registered a solid double-digit growth, with the exception of North America which slightly declined compared to last year.
      In 2006, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 22% of our net revenues, which remained flat compared to 2005. Our top ten OEM customers accounted for approximately 51% of our net revenues in 2006, compared to approximately 50% of our net revenues in 2005.

Gross profit

	2006	2005	% Variation

	(In millions)
Cost of sales	$(6,331)	$(5,845)	(8.3)%
Gross profit	$3,523	$3,037	16.0
Gross margin (as a percentage of net revenues)	35.8%	34.2%	—
      The cost of sales increased at a lower pace than the net revenues, therefore leveraging a 16% improvement of our gross profit. The increase in gross profit was driven by sales volume, more favorable product mix and improved manufacturing efficiencies, which are the result of lower depreciation charges, the cost savings realized from the 150-mm restructuring plan that has been almost totally completed, and the benefit of solid level of loading in our facilities over the first three quarters of 2006. As a result of these improvements, which were partially offset by the negative impact of severe price pressures, our gross margin increased 160 basis points to 35.8%.

Selling, general and administrative expenses

	2006	2005	% Variation

	(In millions)
Selling, general and administrative expenses	$(1,067)	$(1,026)	(4.0)%
As a percentage of net revenues	(10.8)%	(11.6)%	—
      The increase in selling, general and administrative expenses was largely due to the higher expenses associated with increased activities and to the charges related to the share-based compensation which amounted to $14 million. However, as a percentage to sales ratio, the selling, general and administrative expenses decreased to 10.8%.

Research and development expenses

	2006	2005	% Variation

	(In millions)
Research and development expenses	$(1,667)	$(1,630)	(2.3)%
As a percentage of net revenues	(16.9)%	(18.3)%	—
      Research and development expenses increased 2.3% in 2006 resulting from a combination of higher spending in relation to our activities and $8 million in share-based compensation charges. As a percentage of net revenues, research and development expenses decreased significantly by 140 basis points to 16.9%. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales.

Other income and expenses, net

	2006	2005

	(In millions)
Research and development funding	$54	$76
Start-up costs	(57)	(56)
Exchange gain (loss), net	(9)	(16)
Patent litigation costs	(22)	(14)
Patent pre-litigation costs	(7)	(8)
Gain on sale of Accent subsidiary	6	—
Gain on sale of non-current assets, net	2	12
Other, net	(2)	(3)
Other income and expenses, net	$(35)	$(9)
As a percentage of net revenues	(0.4)%	(0.1)%

      “Other income and expenses, net” results include miscellaneous items, such as research and development funding, gains on sale of non-current assets, start-up and phase-out costs, net exchange gain or loss and patent claim costs. Research and development funding includes income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The major amounts of research and development funding were received in Italy and France; however, the funding significantly decreased in 2006 due to restricted support in certain jurisdictions. The net gain on sale of non-current assets is mainly related to the sale of a minor investment. Start-up and phase-out costs in 2006 were related to our 150-mm fab expansion in Singapore, the conversion to 200-mm fab in Agrate (Italy) and the build-up of the 300-mm fab in Catania (Italy). The net exchange loss related to transactions not designated as a cash flow hedge denominated in foreign currencies.

Impairment, restructuring charges and other related closure costs

	2006	2005

	(In millions)
Impairment, restructuring charges and other related closure costs	$(77)	$(128)
As a percentage of net revenues	(0.8)%	(1.5)%
      In 2006, we recorded impairment, restructuring charges and other related closure costs of $77 million. This expense was mainly composed of:

•	Our headcount restructuring plan announced in May 2005, which resulted in total charges of $45 million mainly for employee termination benefits; the total cost of this restructuring plan was estimated to be approximately $100 million and was substantially complete at the end of 2006, with total charges of $86 million incurred through December 31, 2006;

•	An impairment charge of approximately $10 million was recorded pursuant to subsequent decisions to discontinue adoption of Tioga related technologies in certain products, of which $6 million corresponded to the write-off of Tioga goodwill and $4 million to impairment charges on technologies purchased as part of the Tioga business acquisition which were determined to be without any alternative use;

•	Our ongoing 150-mm restructuring plan and related manufacturing initiatives generated restructuring charges of approximately $22 million. As of December 31, 2006, we have incurred $316 million of the total expected of approximately $330 million in pre-tax charges in connection with this restructuring plan, slightly down from the original estimate of $350 million, which was announced in October 2003.
      In 2005, we incurred $128 million of impairment, restructuring charges and other related closure costs mainly related to our 2005 headcount restructuring plan and our 150-mm restructuring plan. See Note 19 to our Consolidated Financial Statements.

Operating income

	2006	2005	% Variation

	(In millions)
Operating income	$677	$244	178.0%
As a percentage of net revenues	6.9%	2.7%	—
      Operating income increased significantly in 2006 as the combined effect of all of the factors presented above.
      In 2006, all of our product group segments were profitable. ASG registered an increase in its operating income from $355 million in 2005 to $439 million in 2006, mainly resulting from the contribution of an increase in sales volume. MPA operating income increased significantly from $271 million in 2005 to $362 million in 2006 driven by the strong revenue leverage. MPG moved from an operating loss of $118 million in 2005 to an operating income of $34 million in 2006, in spite of significant negative price impact on sales. All the product group segments were negatively impacted by declines in pricing.

Interest income (expense), net

	2006	2005

	(In millions)
Interest income (expense), net	$93	$34
      The interest income, net significantly increased to $93 million in 2006 from $34 million in 2005, reflecting more effective placement of liquidity investments and rising interest rates in the U.S. dollar and the euro on our available cash, and the strong net operating cash flow which further contributed additional cash during the year.

Loss on equity investments

	2006	2005

	(In millions)
Loss on equity investments	$(6)	$(3)
      During 2006, we recorded a loss of $6 million and in 2005 we recorded a loss of $3 million, mainly related to start-up costs due to our investment as a minority shareholder in our joint venture in China with Hynix Semiconductor.

Income tax benefit (expense)

	2006	2005

	(In millions)
Income tax benefit (expense)	$20	$(8)
      In 2006, we had an income tax benefit of $20 million. This is the result of our effective tax rate for the full year 2006 which was approximately 8% and the benefit of certain favorable adjustments in our tax position that occurred during the year. In particular, in 2006, we recorded a reversal of a $90 million provision due to a favorable outcome of a tax litigation in one of our jurisdictions and approximately a $23 million benefit pursuant to the application of certain favorable tax regimes. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes within the local jurisdictions, our effective tax rate could increase in the coming years.

Net income

	2006	2005	% Variation

	(In millions)
Net income	$782	$266	193.9%
As a percentage of net revenues	7.9%	3.0%	—
      For 2006, we reported a net income of $782 million, a strong increase compared to 2005. Basic and diluted earnings per share for 2006 were $0.87 and $0.83, respectively, compared to basic and diluted earnings of $0.30 and $0.29 per share for 2005.
2005 vs. 2004
      In 2005, based upon published industry data by WSTS, the semiconductor industry experienced a year-over-year revenue increase of approximately 7% both for the total available market (“TAM”) and the serviceable available market (“SAM”).

Net revenues

	2005	2004	% Variation

	(In millions)
Net sales	$8,876	$8,756	1.4%
Other revenues	6	4	—

Net revenues	$8,882	$8,760	1.4%

      The increase in our net revenues in 2005 was primarily due to our higher sales volumes and improved product mix, as our average selling prices declined by approximately 8% due to the continuing broad-based pressure in the markets we serve.
      With respect to our product group segments, ASG net revenues increased 2% over 2004, mainly due to a more favorable product mix, which was, however, largely offset by continuous pricing pressure. This revenue increase was generated by higher sales in Imaging, Cellular Communication, Automotive and Data Storage products, while Consumer registered a decline. MPA net revenues slightly decreased 1% compared to 2004, mainly due to the negative price impact that more than offset the sales volume increase registered by all product group segments. In 2005, MPG net revenues increased by 3% compared to 2004; this increase was driven by a large volume demand, particularly in Flash products and mainly within NAND, despite a decline in our average selling prices.
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
      By location of order shipment, net revenues increased strongly in Greater China by approximately 18%, while net revenues were flat in the Asia Pacific and declining in Japan, North America, Emerging Markets and Europe by approximately 24%, 6%, 4% and 1%, respectively.
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
      The increase in our cost of sales is due to the strong sales volume increase and the negative impact of the effective U.S. dollar exchange rate because a large part of our manufacturing activities is located in the euro zone. The combined effect of price impact on our revenues and of the increase in cost of sales generated a decrease in our gross profit; as a result, our gross margin decreased 260 basis points to 34.2% because the profitable contribution of higher sales volume, improved product mix and manufacturing efficiencies was offset by the negative impacts of the decline in selling prices and of the effective U.S. dollar exchange rate.

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

	(In millions)
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

Impairment, restructuring charges and other related closure costs

	2005	2004

	(In millions)
Impairment, restructuring charges and other related closure costs	$(128)	$(76)
As a percentage of net revenues	(1.5)%	(0.9)%
      In 2005, we recorded impairment, restructuring charges and other related closure costs of $128 million. This expense was mainly composed of:

•	Our new headcount restructuring plan announced in May 2005, which resulted in total charges of $41 million mainly for employee termination benefits; the total cost of this restructuring plan is estimated to be in a range of between $100 and $130 million and its completion is expected by the second half of 2006;

•	Our restructuring and reorganization activities initiated in the first quarter of 2005, which generated a total charge of impairment on goodwill and other intangible assets of $63 million and $10 million for restructuring and other related closure costs; this restructuring plan was fully completed in 2005;

•	Our ongoing 150-mm restructuring plan and related manufacturing initiatives generated restructuring charges of approximately $13 million. As of December 31, 2005, we have incurred $294 million of the total expected of approximately $330 million in pre-tax charges in connection with this restructuring plan, slightly down from the original estimate of $350 million, which was announced in October 2003. We expect to incur the balance in the coming quarters, which is later than anticipated to accommodate unforeseen qualification requirements of our customers, and to complete the plan in the second half of 2006; and

•	Our impairment review of goodwill and intangible assets that resulted in a charge of $1 million.
      In 2004, we incurred $76 million of impairment, restructuring charges and other related closure costs mainly related to our 150-mm restructuring plan. See Note 18 to our 2005 Consolidated Financial Statements.

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
      In 2005, our product group segments were profitable with the exception of MPG. ASG registered a decrease of its operating income from $530 million in 2004 to $355 million in 2005, as improved product mix was insufficient to compensate for strong declines in selling prices and a decrease in consumer segment sales. MPA operating income decreased from $413 million in 2004 to $271 million in 2005 mainly due to continuing price pressure. In 2005, MPG registered an operating loss of $118 million, compared to an operating income of $42 million in 2004, mainly due to the significant negative price impact on sales. All the product group segments were negatively impacted by the effective U.S. dollar exchange rate and increased operating expenses.

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
      During 2005, we registered a loss, related to start-up costs, of $3 million mainly due to our investment as a minority shareholder in our joint venture in China with Hynix Semiconductor. In 2004, we registered a loss of $4 million with respect to SuperH, Inc., the joint venture we formed with Renesas Ltd., which has subsequently been terminated, and a $2 million loss with respect to UPEK Inc., created with Sofinnova Capital IV FCRP as a venture capital-funded purchase of our TouchChip business.

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
Quarterly Results of Operations
      Certain quarterly financial information for the years 2006 and 2005 are set forth below. Such information is derived from unaudited interim consolidated financial statements, prepared on a basis consistent with the Consolidated Financial Statements, that include, in the opinion of management, all normal adjustments necessary for a fair presentation of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in product mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.
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
      In the fourth quarter of 2006, based upon recently published data by WSTS, the TAM and the SAM increased approximately 9% and 4% year-over-year, respectively, while the TAM increased approximately 2% and the SAM decreased approximately 1% sequentially.

Net revenues

	Quarter Ended			% Variation

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Sequential	Year-Over-Year

	(In millions)
Net sales	$2,482	$2,502	$2,388	(0.8)%	3.9%
Other revenues	1	11	1	(89.0)	(7.7)

Net revenues	$2,483	$2,513	$2,389	(1.2)%	3.9%

Year-over-year comparison
      The increase of our fourth quarter 2006 net revenues was mainly driven by significantly higher volume that was largely offset by the decline of our average selling prices. As a result of ongoing pricing pressure in the semiconductor market, our average selling prices decreased by approximately 6% during the fourth quarter of 2006, compared to the fourth quarter of 2005 due totally to pure pricing effect.
      The trend in net revenues was different for each of our main product group segments, with a strong increase in MPA revenues, a moderate increase in ASG revenues and a decline in MPG revenues. ASG net revenues increased by approximately 3% due to volume and improved product mix, while prices declined; the revenue increase was mainly driven by Digital Consumer which registered double-digit growth, with Automotive products registering single-digit growth, while revenues declined in Telecom. MPA net revenues strongly increased by 21% driven by higher volumes and improved product mix, while selling prices marginally decreased; the revenue increase was generated by all the product families. MPG net revenues decreased approximately 8% as the impact of the price decline exceeded the higher volume; by product family, the decrease was most significant in Flash.
      Net revenues by market segment application increased in Industrial and Consumer by approximately 14% and 10%, respectively, in Automotive and Computer by approximately 4% and 3%, respectively, while Telecom registered a 2% decline. The foregoing are estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.
      By location of order shipment, our sales performance was particularly strong in Japan registering a 40% increase, Emerging Markets, Europe and Greater China registered an increase of 17%, 7% and 3%, respectively, while there was a decrease in North America by 6% and Asia Pacific by 2%.

Sequential comparison
      The sequential variation of our revenues was the result of the combined effect of a favorable improvement in product mix and of a solid volume increase, partially negatively balanced by a decrease of our selling prices, which registered a further decline of approximately 3%.
      While MPA revenues were flat, both ASG and MPG revenues slightly declined on a sequential basis. Net revenues for ASG decreased 2% mainly due to continuously strong price pressure; by product families, revenues increased in Digital Consumer, while decreasing in the other families, particularly in Telecom products, while Automotive products remained basically flat. MPA revenues were basically flat, with improvements in product mix offset by a decline in volume; by product families, Microcontrollers and Power increased while Advanced Analog decreased. MPG revenues decreased approximately 1% due to the impact of a tougher pricing environment while the number of units shipped was higher; Flash memory decreased by 2% and Smartcard by 7%, while Other Memories increased.
      Net revenues by segment market application increased in Consumer by approximately 5%, in Industrial and Computer by 2%, while they strongly decreased in Telecom by 6%. As a significant portion of our sales are made through distributors, the foregoing are necessarily estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.
      By location of order shipment, our net revenues registered an increase in North America, Japan and Greater China by approximately 4%, 1%, and 1%, respectively, while they declined in Asia Pacific by 6%, in Europe by 2% and Emerging Markets by 1%.

Gross profit

	Quarter Ended			% Variation

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Sequential	Year-Over-Year

	(In millions)
Cost of sales	$(1,582)	$(1,609)	$(1,517)	1.7%	(4.3)%
Gross profit	$901	$904	$872	(0.3)%	3.3%
Gross margin	36.3%	36.0%	36.5%
      On a year-over-year basis, our gross profit increased due to the combined effect of factors having a favorable impact including manufacturing efficiencies, sales volume and improved product mix and other factors having a negative impact including price decline, underloading charges for some of our fabs and our effective average U.S. dollar exchange rate, which was equivalent to €1.00 for $1.28 for the fourth quarter 2006 and to €1.00 for $1.20 for the fourth quarter of 2005. As a result, our gross margin slightly decreased 20 basis points to 36.3%.
      On a sequential basis, our gross profit was basically unchanged in absolute value in spite of declining revenues, since the favorable contributions by manufacturing performances and improved product mix exceeded the negative impact of price decline and the effective U.S. dollar exchange rate. In addition, in the fourth quarter of 2006, our gross profit was also negatively impacted by charges associated with unused capacity in some of our fabs. As a result of these factors, our gross margin slightly improved 30 basis points to 36.3%.

Selling, general and administrative expenses

	Quarter Ended			% Variation

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Sequential	Year-Over-Year

	(In millions)
Selling, general and administrative expenses	$(281)	$(264)	$(259)	(6.5)%	(8.2)%
As percentage of net revenues	(11.3)%	(10.5)%	(10.9)%
      On a year-over-year basis, our selling, general and administrative expenses increased mainly in relation to the expansion of our activities, the negative impact of the effective U.S. dollar exchange rate and the charges related to the share-based compensation plan which amounted to $9 million in the fourth quarter of 2006. This resulted in an increase in the percentage of net revenues ratio from 10.9% in the fourth quarter of 2005 to 11.3% in the fourth quarter of 2006.
      On a sequential basis, the increase in our selling, general and administrative expenses was also mainly due to the negative impact of the effective U.S. dollar exchange rate and the charges related to the share-based compensation plan. The expenses to sales ratio for the fourth quarter 2006 increased 80 basis points to 11.3%, compared to the third quarter of 2006 due to the above factors and the decrease in our net revenues.

Research and development expenses

	Quarter Ended			% Variation

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Sequential	Year-Over-Year

	(In millions)
Research and development expenses	$(430)	$(421)	$(402)	(2.1)%	(7.0)%
As percentage of net revenues	(17.3)%	(16.8)%	(16.8)%
      Our research and development expenses increased both on a year-over-year basis, as well as on a sequential basis mainly due to the negative impact of the effective U.S. dollar exchange rate and the share-based compensation plan which amounted to $5 million in the fourth quarter of 2006. As a percentage of net revenues, the fourth quarter ratio was 17.3%, due to the decline in revenues.

Other income and expenses, net

	Quarter Ended

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005

	(In millions)
Research and development funding	$21	$19	$29
Start-up costs	(16)	(15)	(10)
Exchange gain (loss) net	1	(1)	(20)
Patent litigation costs	(8)	(5)	(6)
Patent pre-litigation costs	(3)	(2)	—
Gain on sale of other non-current assets	—	—	8
Other, net	(2)	(1)	1
Other income and expenses, net	(7)	(5)	2
As a percentage of net revenues	(0.3)%	(0.2)%	0.1%
      Other income and expenses, net results include miscellaneous items such as research and development funding, gains on sale of non-current assets and net exchange rate results, and as expenses it mainly includes start-up costs and patent claim costs. In the fourth quarter 2006, research and development funding income was associated with our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the fourth quarter of 2006, these factors resulted in a net expense of $7 million, which was mainly the result of expenses associated with patent litigation and with the start-up/phase-out costs related to our conversion to 200-mm fab in Agrate (Italy), to the build-up of the 300-mm fab in Catania (Italy) and to the 150-mm fab expansion in Singapore and of other income related to research and development funding.

Impairment, restructuring charges and other related closure costs

	Quarter Ended

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005

	(In millions)
Impairment, restructuring charges and other related closure costs	$(10)	$(20)	$(16)
As a percentage of net revenues	(0.4)%	(0.8)%	(0.7)%
      Our impairment, restructuring charges and other related closure costs of $10 million for the fourth quarter of 2006 were composed of:

•	Our headcount restructuring plan announced in May 2005, which resulted in charges of $4 million mainly for employee termination benefits;

•	Our ongoing 150-mm restructuring plan and related manufacturing initiatives, which resulted in a charge of $6 million.
      See Note 19 to our Consolidated Financial Statements.

Operating income

	Quarter Ended

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005

	(In millions)
Operating income	$173	$195	$197
In percentage of net revenues	7.0%	7.7%	8.2%
      On a year-over-year basis, our operating income slightly decreased due the negative impact of selling prices and the effective exchange rate of the U.S. dollar which were partially compensated by overall improved efficiencies in our manufacturing activities, higher volume of sales and an improved product mix.
      With respect to our product group segments, on a year-over-year basis, MPA improved its operating income while the profitability of both ASG and MPG declined. ASG registered a decrease in its operating income from $137 million in the fourth quarter of 2005 to $111 million in the fourth quarter of 2006, due to the negative impact of ongoing pricing pressure, increased operating expenses and the negative impact of the effective U.S. dollar exchange rate. MPA operating income increased from $67 million in the fourth quarter of 2005 to $103 million in the fourth quarter of 2006 mainly driven by the strong volume increase. MPG profitability decreased from $27 million in the fourth quarter of 2005 to break-even in the fourth quarter of 2006 as a result of declining revenues and the tough pricing environment.
      On a sequential basis, our operating income also slightly decreased, due again to the negative impact of the declining selling prices and the effective U.S. dollar exchange rate.
      On a sequential basis, the operating income of all of our product group segments decreased. ASG’s operating income decreased in the fourth quarter to $111 million compared to $125 million in the third quarter 2006 due to declining revenues, product mix and difficult selling price environment. MPA’s operating income decreased slightly on flat revenues; however, its profitability remained at a high ratio corresponding to 17.3% of sales. MPG registered a break-even after an operating income of $10 million in the third quarter of 2006, which benefited from a one-time income associated with a licensing deal.

Interest income, net

	Quarter Ended

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005

	(In millions)
Interest income, net	$25	$17	$11
      On a year-over-year basis, our interest income increased significantly, due to the favorable impact of rising interest rates on our available cash and cash equivalents, more effective placement of liquidity investments and the additional favorable operating cash flow generated during 2006. Furthermore, the fourth quarter of 2006 benefited from a one-time interest payment received by us in connection with the favorable outcome of a tax litigation.

Loss on equity investments

	Quarter Ended

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005

	(In millions)
Loss on equity investments	$(1)	$(1)	—
      We did not record any major variation in the fourth quarter of 2006 in relation to our investments. Our current major investment is as a minority shareholder in our joint venture in China with Hynix Semiconductor, which is in a start-up phase.

Income tax benefit (expense)

	Quarter Ended

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005

	(In millions)
Income tax benefit (expense)	$80	$(2)	$(25)
      During the fourth quarter of 2006, we recorded an income tax benefit of $80 million, which is the result of certain provision reversals and certain benefits, net of the actual tax charges accrued in each jurisdiction for the total year. The fourth quarter benefited from a provision reversal of approximately $90 million due to the favorable outcome of a tax litigation; these benefits were partially offset by some new provisions of approximately $33 million related to certain tax assessments.
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

Net income

	Quarter Ended

	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005

	(In millions)
Net income	$276	$207	$183
As percentage of net revenues	11.1%	8.2%	7.7%
      For the fourth quarter of 2006, we reported net income of $276 million, a significant improvement compared to both the fourth quarter of 2005 and the third quarter of 2006, which is largely due to one-time income tax benefits. Basic and diluted earnings per share for the fourth quarter of 2006 were $0.31 and $0.30, respectively, improved compared to the basic and diluted earnings of $0.20 per share for the fourth quarter of 2005, and $0.23 and $0.22, respectively, per share for the third quarter of 2006. The favorable impact of the one-time income tax benefit on both our basic and diluted earnings for the fourth quarter of 2006 has been estimated to be approximately $0.10.
Impact of Changes in Exchange Rates
      Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Singapore dollar and the Japanese yen.
      As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.

      In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we increase a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate strengthened during 2006, particularly against the euro, causing us to report lower expenses and positively impacting both our gross margin and operating income. Our Consolidated Statement of Income for the year ended December 31, 2006 includes income and expense items translated at the average exchange rate for the period.
      Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the euro zone. Our effective average rate of the euro to the U.S. dollar was $1.24 for €1.00 in 2006 and it was $1.28 for €1.00 in 2005. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.
      As of December 31, 2006, the outstanding hedged amounts to cover manufacturing costs were €190 million and to cover operating expenses were €260 million, at an average rate of about $1.30 and $1.29 per euro respectively, maturing over the period from January 2007 to June 2007. As of December 31, 2006, these hedging contracts represented a deferred gain of $13 million after tax, recorded in other comprehensive income in shareholders’ equity, compared to a deferred loss of $13 million as of December 31, 2005. Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and entered into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.
      Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar, therefore if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In 2006, as the result of cash flow hedging, we recorded a net profit of $19 million, consisting of a profit of $5 million to cost of sales, a profit of $11 million to research and development expenses, and a profit of $3 million to selling, general and administrative expenses, while in 2005, we recorded total charges of $81 million. We recorded a net loss of $9 million in “Other income and expenses, net” due to the utilization in 2006 of foreign exchange forward contracts on a rolling basis to hedge intercompany payables and receivables in euros, the negative interest differential between euro and dollars has been entirely reflected in the $9 million loss. In the second half of 2006, the impact of the negative interest differential was drastically reduced, and starting from the fourth quarter of 2006 no forward contracts are reported to hedge intercompany payables and receivables; as such, no exchange losses have been recorded for this hedging activity in the fourth quarter of 2006. In addition, no foreign exchange trading activities have been conducted.
      Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in euro as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At December 31, 2006, our outstanding indebtedness was denominated mainly in U.S. dollars and, to a limited extent, in euros and in Singapore dollars.
      Effective January 2006, our Corporate Treasury was reorganized under the lead of a newly appointed Corporate Treasurer and now reports to our Chief Financial Officer. Simultaneously, we created a Treasury Committee to steer treasury activities and to ensure compliance with corporate policies.
      For a more detailed discussion, see “Item 3. Key Information  — Risk Factors  — Risks Related to Our Operations  — Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar”.

Impact of Changes in Interest Rates
      Our results of operations and financial condition can be affected by material changes in interest rates, which can impact the total interest income received on our cash and cash equivalents and on our interest expense on our financial debt.
      Our interest income, net is the balance between interest income received mainly from our cash and interest expense paid on our long-term debt. Our interest income is almost entirely dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the euro. Any increase or decrease in the short-term market interest rates would mean an increase or decrease in our interest income. Since we benefited from the increases in the U.S. dollar-and euro-denominated interest rates, our interest income (expense), net increased from $(3) million in 2004, to $34 million in 2005 and to $93 million in 2006. The interest expenses are mainly related to long-term convertible debt, which are mainly issued at fixed rates in U.S. dollars and to a euro-denominated FRN issued at a floating rate in euros.
      In response to the possible risk of interest rate mismatch, in the second quarter of 2006, we entered into cancellable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments.
      Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancellable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.
      As of December 31, 2006, the 10-year U.S. swap interest rate was 5.12% as compared to 5.64% at the inception of the transaction, on June 14, 2006. The fair value of the swaps as of December 31, 2006 was $4 million since they were executed at higher market rates. In compliance with FAS 133 provisions on fair value hedges, the net impact of the hedging transaction on our income statement was the ineffective part of the hedge, which resulted in a net loss of less than $1 million for 2006 and was recorded in “Other income and expenses, net”. These cancellable swaps were designed and are expected to effectively replicate the bond’s behavior through a wide range of changes in financial market conditions and decisions made by both the holders of the bonds and us, thus being classified as highly effective hedges; however no assurance can be given that our hedging activities will sufficiently protect us against future significant movements in interest rates.
      We may in the future enter into further cancellable swap transactions related to the 2016 Convertible Bonds or other fixed rate instruments. For full details of quantitative and qualitative information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
Liquidity and Capital Resources
      Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in euros to naturally hedge intercompany payables in the same currency and is placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
      At December 31, 2006, cash and cash equivalents totaled $1,963 million, compared to $2,027 million as of December 31, 2005 and $1,950 million as of December 31, 2004. Overall, our available cash decreased in 2006 as a result of the early redemption of substantially all of our 2013 Convertible Bonds in the third quarter of 2006. At December 31, 2006, we also had investments of $250 million in short-term deposits with a maturity between three months and one year. These deposits are almost exclusively held at various banks with a single A minimum rating in order to diversify our credit concentration. Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity. As of December 31, 2006 we had $460 million in marketable securities, with primary financial institutions with minimum rating of A1/ A+ (with approximately 80% of the portfolio rated Aa3/ Aa- and approximately 20% rated A1/ A+). As of December 31, 2005, we did not have marketable securities or short-term deposits. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income/(expense), net.

Liquidity
      We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
      Net cash from operating activities. As in prior periods, the major source of cash during 2006 was cash provided by operating activities. Our net cash from operating activities totaled $2,491 million in 2006, increasing significantly compared to $1,798 million in 2005 and $2,342 million in 2004.
      Changes in our operating assets and liabilities resulted in net cash used of $60 million in 2006, compared to net cash used of $472 million in 2005. The main variations were due to the net cash used for inventory, balanced by trade payables and by other assets and liabilities.
      Net cash used in investing activities. Net cash used in investing activities was $2,753 million in 2006, compared to $1,528 million in 2005 and $2,134 million in 2004. Payments for purchases of tangible assets were the main utilization of cash, amounting to $1,533 million for 2006, an increase over the $1,441 million in 2005. The 2006 payments are net of $660 million proceeds from matured short-term deposits and from the sale of our Accent subsidiary. In 2006, cash used for investments in intangible assets and financial assets was $86 million and capital contributions to equity investments was $213 million.
      Capital expenditures for 2006 were principally allocated to:

•	the expansion of the 300-mm front-end joint project with NXP Semiconductors and Freescale Semiconductor in Crolles2 (France);

•	the capacity expansion and the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France);

•	the capacity expansion and the upgrading of our 150-mm and 200-mm plant in Singapore;

•	the upgrading of our 200-mm fab and pilot line in Agrate (Italy); and

•	the capacity expansion for our back-end facilities in Malta, Shenzhen (China), Bouskoura (Morocco) and Muar (Malaysia).
      Capital expenditures for 2005 were principally allocated to:

•	the capacity expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the conversion to 200-mm of our front-end facility in Agrate (Italy);

•	the capacity expansion of our back-end plants in Muar (Malaysia), Shenzhen (China), Toa Payoh (Singapore) and Malta;

•	the expansion of our 200-mm front-end facility in Phoenix (Arizona);

•	the capacity expansion of our 200-mm front-end facility in Rousset (France);

•	the completion of building and continuation of facilities for our 300-mm front-end plant in Catania (Italy);

•	the expansion of a 150-mm front-end and a 200-mm pilot line in Tours (France); and

•	the expansion of the 300-mm front-end joint project with NXP Semiconductors and Freescale Semiconductor in Crolles2 (France).
      Capital expenditures for 2004 were principally allocated to:

•	the expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the expansion of our 200-mm front-end facility in Rousset (France);

•	the facilitization of our 300-mm facility in Catania (Italy);

•	the upgrading of our front-end and research and development pilot line in Agrate (Italy);

•	the upgrading of our 200-mm front-end facility in Catania (Italy);

•	the expansion and upgrading of our front-end facilities 200-mm in Phoenix and 150-mm in Carrollton (United States); and

•	the capacity expansion in our back-end plants of Muar (Malaysia), Toa Payoh (Singapore), Shenzhen (China) and Malta.
      Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities, short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Consolidated Statements of Cash Flow:

	Year Ended December 31,

	2006	2005	2004

	(In millions)
Net cash from operating activities	$2,491	$1,798	$2,342
Net cash used in investing activities	(2,753)	(1,528)	(2,134)
Payment for purchase and proceeds from sale of marketable securities, short-term deposits and restricted cash, net	928	—	—
Net operating cash flow	$666	$270	$208

      In the last three years, our operating activities were capable of generating cash in excess of our investing activities. As a result, net operating cash flow consistently increased to reach $666 million in 2006, compared to net operating cash flow of $270 million in 2005 and of $208 million in 2004. This cash flow was mainly generated by the strong increase in cash from operating activities, while at the same time we were able to reduce the level of our capital investments as a percentage of sales.
      Net cash used in financing activities. Net cash from financing activities was $132 million in 2006 compared to $178 million in 2005. The net cash used in financing activities in 2006 is mainly due to the balance of the proceeds from the issuance of our 2013 Senior Bonds and 2016 Convertible Bonds, which amounted to $1,554 million net of issuance costs, and the repayment of long-term debts, primarily the redemption of the 2013 Convertible Bonds, of $1,377 million. In 2004, 2005 and 2006, we paid dividends in the amount of $107 million in each year. The major item of the cash used for financing activities in 2004 was the repayment of long-term debt for a total amount of $1,288 million, mainly consisting of the redemption of all outstanding 2009 LYONs for an amount paid of $813 million and of the repurchase of all outstanding 2010 Bonds for an amount paid of $375 million. These bonds were cancelled.

Capital Resources

Net financial position
      We define our net financial position as the difference between our total cash position (cash, cash equivalents, marketable securities, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Consolidated Balance Sheets as at December 31, 2006, December 31, 2005 and December 31, 2004:

	Year Ended December 31,

	2006	2005	2004

	(In millions)
Cash and cash equivalents	$1,963	$2,027	$1,950
Marketable securities	460	—	—
Short-term deposits	250	—	—
Restricted cash	218	—	—

Total cash position	2,891	2,027	1,950

Bank overdrafts	—	(11)	(58)
Current portion of long-term debt	(136)	(1,522)	(133)
Long-term debt	(1,994)	(269)	(1,767)

Total financial debt	(2,130)	(1,802)	(1,958)

Net financial position	$761	$225	$(8)

      The net financial position (cash, cash equivalents, marketable securities, short-term deposits and restricted cash net of total financial debt) as of December 31, 2006 moved to a positive net financial cash position of $761 million, representing an improvement from the net financial position of $225 million as of December 31, 2005. The improvement of the net financial position mainly results from favorable net operating cash flow generated during 2006. The restricted cash for 2006 is a long-term deposit with a bank to guarantee a loan from the bank to our joint venture in China with Hynix Semiconductor. In 2006, the restricted cash amounted to $218 million.
      At December 31, 2006, the aggregate amount of our long-term debt was approximately $2,130 million, including $2 million of our 2013 Convertible Bonds, $991 million of our 2016 Convertible Bonds and $659 million of our 2013 Senior Bonds (corresponding to the €500 million issuance). Additionally, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $1,107 million, which were not used at December 31, 2006. Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 15 to our Consolidated Financial Statements.
      As of December 31, 2006, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period

	Total	2007	2008	2009	2010	2011	Thereafter

	(In millions)
Long-term debt (including current portion)	$2,130	$136	$89	$83	$45	$1,020	$757
      On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding 2013 Convertible Bonds, corresponding to approximately $2 million and approximately 2,505 bonds, may be redeemed, at the holder’s option, for cash on August 5, 2008 at a conversion ratio of $975.28, or on August 5, 2010 at a conversion ratio of $965.56, subject to adjustments in certain circumstances.
      During 2004, we redeemed all the outstanding 2009 LYONs for a total amount of $813 million in cash.
      As of the end of 2006, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors	Standard &
	Service	Poor’s

Zero Coupon Senior Convertible Bonds due 2013	A3	A-
Zero Coupon Senior Convertible Bonds due 2016	A3	A-
Floating Rate Senior Bonds due 2013	A3	A-
      On September 30, 2006, Moody’s issued a credit report confirming the above ratings and a previously issued “negative” outlook. On January 25, 2007, Moody’s issued a credit report with the outlook changed from “negative” to “under review for possible downgrade”. On January 9, 2007, Standard & Poor’s confirmed the A- ratings and issued a “stable” outlook.
      In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual Obligations, Commercial Commitments and Contingencies
      Our contractual obligations, commercial commitments and contingencies as of December 31, 2006, and for each of the five years to come and thereafter, were as follows(1):

	Total	2007	2008	2009	2010	2011	Thereafter

	(In millions)
Capital leases(3)	$29	$6	$6	$5	$6	$2	$4
Operating leases(2)	304	54	44	40	31	28	107
Purchase obligations(2)	1,052	959	68	25	—	—	—
of which:
Equipment purchase	467	467	—	—	—	—	—
Foundry purchase	373	373	—	—	—	—	—
Software, technology licenses and design	212	119	68	25	—	—	—
Hynix ST Joint Venture Debt Financing	32	32	—	—	—	—	—
Other Obligations(2)	110	67	23	11	5	1	3
Long-term debt obligations (including current portion)(3)(4)(5)	2,130	136	89	83	45	1,020	757
Pension obligations(3)	342	16	22	27	23	22	232
Other non-current liabilities(3)	43	8	9	3	2	1	20
Total	$4,042	$1,278	$261	$194	$112	$1,074	$1,123

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.

(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2006.

(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2006.

(4)	See Note 15 to our Consolidated Financial Statements at December 31, 2006 for additional information related to long-term debt and redeemable convertible securities.

(5)	Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.
      Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2007 to 2011 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.
      Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.
      We signed a joint venture agreement with Hynix Semiconductor on November  16, 2004 to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. We paid $250 million of capital contributions up to December 31, 2006, of which $212 million was paid in 2006; we have completed our capital contribution in the joint venture. We have also entered into a debt guarantee agreement with a third party financial institution which is loaning up to $250 million to the joint venture. Furthermore, we have contingent future loading obligations to purchase products from the joint venture, which have not been included in the table above because, at this stage, the amounts remain contingent and non-quantifiable.
      Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. At the holder’s option, any outstanding 2013 Convertible Bonds were redeemable on August 4, 2006 at a conversion ratio of $985.09.
      On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding 2013 Convertible Bonds, corresponding to approximately $2 million and approximately 2,505 bonds, may be redeemed, at the holder’s option, for cash on August 5, 2008 at a conversion ratio of $975.28, or on August 5, 2010 at a conversion ratio of $965.56, subject to adjustments in certain circumstances.
      In February 2006, we issued $974 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.
      Subsequently, in March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control.
      Pension obligations and termination indemnities amounting to $342 million consist of our best estimates of the amounts that will be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements or terminations. Upon adoption of a new accounting pronouncement regarding defined benefit pension plans, we recorded an additional $72 million to our pension obligations. See Notes 2.25 and 14 to our Consolidated Financial Statements. This amount does not include the additional pension plan granted in the first quarter of 2005 by our Supervisory Board to our former CEO and to a limited number of retired senior executives and to our executive management in the fourth quarter of 2005. This plan resulted in a liability of $9 million and a payment of $10 million, which offset the full liability.
      Other non-current liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations.
      Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.

Off-Balance Sheet Arrangements
      As described above, we signed a joint venture agreement in 2004 with Hynix Semiconductor to build a $2 billion front-end memory-manufacturing facility in China. In the fourth quarter of 2006, we provided $218 million out of our total $250 million commitment as debt financing to the joint venture by way of a guarantee by depositing such amount with a bank, which then loaned an equivalent amount to the joint venture.
      At December 31, 2006, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See Note 15 to our Consolidated Financial Statements for more information about our convertible debt instruments and related conversion and redemption options.
      We have no other material off-balance sheet arrangements at December 31, 2006.

Financial Outlook
      We currently expect that capital spending for 2007 will be approximately $1.2 billion, a decrease compared to the $1.5 billion spent in 2006. The major part of our capital spending will be dedicated to the leading edge technology fabs by aligning the capacity with the expected demand mix both in the 300-mm and 200-mm fabs. We have the flexibility to modulate our investments up or down in response to changes in market conditions. At December 31, 2006, we had $467 million in outstanding commitments for equipment purchases for 2007.
      The most significant of our 2007 capital expenditure projects are expected to be: for the front-end facilities, (i) in Agrate (Italy), related to the upgrading of our 200-mm pilot line, the ramp-up of the 200-mm line for MEMS and the expansion of capacity to our 200-mm fab; (ii) the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France); (iii) the upgrading of our 200-mm plant in Singapore; (iv) for the back-end facilities, the capital expenditures will be mainly dedicated to the capacity expansion in our plants in Shenzhen (China) and Muar (Malaysia) and capacity upgrade in Malta and Toa Payoh (Singapore). We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.
      As part of our refinancing strategy, we issued Zero Coupon Senior Convertible Bonds due 2016 representing total proceeds of $974 million in the first quarter of 2006. Furthermore, in the first quarter of 2006, we issued

€500 million Floating Rate Senior Bonds due 2013. We used the proceeds of these offerings primarily for the repurchase of our 2013 Convertible Bonds on August 7, 2006 and for general corporate purposes.
Impact of Recently Issued U.S. Accounting Standards
      In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. We chose not to early adopt FAS 155 during our first quarter 2006. However, we do not expect FAS 155 to have a material effect on our financial position and results of operations upon final adoption.
      In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal year beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. We do not expect FAS 156 will have a material effect on our financial position and results of operations upon final adoption.
      In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). The interpretation sets a two step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The interpretation also addresses derecognizing previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. We continue to evaluate the potential impact of adopting FIN 48, but we have currently estimated an incremental FIN 48 liability in the range of approximately $15 to $40 million, primarily related to uncertain tax positions that are under audit in one tax jurisdiction. This range is the result of analysis done based on current assumptions that are true today, but upon certain changes in events or circumstances may no longer be consistent with the assumptions upon the date of adoption. As a result, the amount to be recorded upon adoption is subject to revision as the evaluations are concluded.
      In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, and include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We will adopt FAS 157 when effective and do not expect FAS 157 will have a material effect on our financial position and results of operations.

      In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). This statement requires companies to account for the overfunded and underfunded status of defined benefit and other post retirement plans in their financial statements, with offsetting entries made to accumulated other comprehensive income. The statement will also require additional disclosures for such plans. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Overfunded plans may not be netted against underfunded plans and must be shown separately in the financial statements. The recording of the funded status removes the prior requirements for recording additional minimum liabilities and intangible assets on unfunded plans due to the requirement to record the full unfunded amount as a liability. In addition to the funding requirements, FAS 158 requires companies to obtain actuarial valuations for the plans as of the year end, and does not allow estimates based on dates up to three months prior to year end as previously allowed under FAS 132(R). The requirements to record the overfunded and underfunded positions are effective for years ending after December 15, 2006. The requirements for performance of valuations at the end of the year are effective for years ending after December 15, 2007, with early adoption encouraged. We have adopted both the funding requirements and the valuation date requirements on a prospective basis for the year ended December 31, 2006. The impact of such adoption is further described in Note 16 of our Consolidated Financial Statements.
      In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). This statement addresses the diversity in practice of quantifying financial statement misstatements that result in the potential build up of improper amounts on the balance sheet. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a misstatement that is material either quantitatively or qualitatively. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. We adopted SAB 108 in 2006 and it did not have any material effect on our financial position and results of operations.
      In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We are currently evaluating the effect that adoption of this statement will have on our financial position and results of operations.
Impairment, Restructuring Charges and Other Related Closure Costs
      In 2006, we have incurred charges related to the main following items: (i) the 150-mm restructuring plan started in 2003; (ii) the headcount reduction plan announced in second quarter of 2005; and (iii) the yearly impairment review.
      During the third quarter of 2003, we commenced a plan to restructure our 150-mm fab operations and part of our back-end operations in order to improve cost competitiveness. The 150-mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150-mm production to Singapore and by upgrading production to a finer geometry 200-mm wafer fab. The plan includes the discontinuation of production of Rennes, France; the closure as soon as operationally feasible of the 150-mm wafer pilot line in Castelletto, Italy; and the downsizing by approximately one-half of the 150-mm wafer fab in Carrollton, Texas. Furthermore, the 150-mm wafer fab productions in Agrate, Italy and Rousset, France will be gradually phased-out in favor of 200-mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. This manufacturing restructuring plan designed to enhance our cost structure and competitiveness is moving ahead and was substantially completed by the end of 2006. The total plan of impairment and restructuring costs for the front-end and back-end reorganization is estimated to be

$330 million in pre-tax charges, slightly down from the original estimate of $350 million, of which $316 million has been incurred as of December 31, 2006 ($22 million in 2006, $13 million in 2005, $76 million in 2004 and $205 million in 2003).
      In the second quarter of 2005, we announced a restructuring plan that, combined with other initiatives, aimed at exiting 3,000 members of our workforce outside Asia by the second half of 2006, of which 2,300 are planned for Europe. The total cost of these measures was estimated to be approximately $100 million pre-tax at the completion of the plan, of which $86 million has been incurred as of December 31, 2006. We also upgraded the 150-mm production fabs to 200-mm, optimized on a global scale our Electrical Wafer Sorting (EWS) activities, and harmonized and streamlined our support functions and disengaged from certain activities. This plan was substantially completed by the end of 2006.
      In the third quarter of 2006, we performed our annual impairment tests in order to assess the recoverability of goodwill carrying value. In addition, we decided to cease product development from technologies inherited from Tioga business acquisitions, which resulted in a $10 million charge in our 2006 accounts.
      Impairment, restructuring charges and other related closure costs incurred in 2006 are summarized as follows:

	Year Ended December 31, 2006

				Total Impairment,
				Restructuring
				Charges and
		Restructuring	Other Related	Other Related
	Impairment	Charges	Closure Costs	Closure Costs

	(In millions)
150-mm fab plan	$(1)	$(7)	$(14)	$(22)
Restructuring plan decided in the second quarter 2005	(1)	(36)	(8)	(45)
Other	(10)	—	—	(10)

Total	$(12)	$(43)	$(22)	$(77)

      In 2006, total cash outlays for the restructuring plan amounted to $76 million, corresponding mainly to the payment of expenses consisting of $21 million related to our 150-mm restructuring plan, $54 million related to our second quarter 2005 restructuring plan and $1 million related to other obligations accrued in 2005.
      See Note 19 to our Consolidated Financial Statements.
Equity Method Investments

SuperH, Inc.
      In 2001, we formed with Renesas Technology Corp. (previously known as Hitachi, Ltd.) a joint venture to develop and license reduced instruction set computing (“RISC”) microprocessors. The joint venture, SuperH, Inc., was initially capitalized with our contribution of $15 million in cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million in cash for a 56% interest. We accounted for our share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, we made additional capital contributions on which accumulated losses exceeded our total investment, which was shown at zero carrying value in the consolidated balance sheet.
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

Hynix ST Joint Venture
      In 2004, we signed and announced the joint venture agreement with Hynix Semiconductor to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The joint venture is an extension of the NAND Flash Process/product joint development relationship. Construction of the facility began in 2005. The fab employs approximately 2,700 people and features a 200-mm wafer production line that began production in June 2006 and a 300-mm wafer production line, which began production in October 2006. The total investment in the project is $2 billion. We contributed 33% of the equity financing, equivalent to $250 million, of which $38 million was contributed in 2005 and $212 million in 2006, while Hynix Semiconductor contributed 67%. We also contributed $218 million out of $250 million as long-term debt to the new joint venture, guaranteed by subordinated collateral on the joint venture’s assets. Our current maximum exposure to loss as a result of our involvement with the joint venture is limited to our equity and debt investment commitments. The financing will also include credit from local Chinese institutions, involving debt and a long leasehold.
      We have identified the joint venture as a Variable Interest Entity (VIE) at December 31, 2006, and have determined that we are not the primary beneficiary of the VIE. We are accounting for our share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture and recorded losses of approximately $6 million as “Loss on equity investments” in our 2006 Consolidated Statement of Income compared to $4 million in 2005.
Backlog and Customers
      We entered 2007 with a backlog (including frame orders) that was lower than we had entering 2006. This decrease is due to the correction in the semiconductor market that we registered in the fourth quarter of 2006 that resulted in a reduced level of bookings. In 2006, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 22% of our revenues, flat compared to 2005. Total original equipment manufacturers (“OEMs”) accounted for approximately 81% of our net revenues, declining slightly from approximately 82% in 2005. In 2006, our top ten OEM customers accounted for approximately 51%, increasing slightly from approximately 50% in 2005. Distributors accounted for approximately 19% of our net revenues compared to approximately 18% in 2005. We have no assurance that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Item 6.	Directors, Senior Management and Employees
Directors and Senior Management
      The management of our company is entrusted to the Managing Board under the supervision of the Supervisory Board.

Supervisory Board
      Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our annual shareholders’ meeting upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our annual shareholders’ meeting concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met (15% of our issued and outstanding share capital present or represented).
      Our Supervisory Board had the following nine members since our annual shareholders’ meeting on April 27, 2006:

Name(1)	Position	Year Appointed(2)	Term Expires	Age

Gérald Arbola	Chairman	2004	2008	58
Bruno Steve	Vice Chairman	1989	2008	65
Matteo del Fante	Member	2005	2008	40
Tom de Waard	Member	1998	2008	60
Douglas Dunn	Member	2001	2009	62
Didier Lamouche	Member	2006	2009	47
Didier Lombard	Member	2004	2008	65
Antonino Turicchi	Member	2005	2008	41
Robert M. White	Member	1996	2007	68

(1)	Mr. Francis Gavois was a Supervisory Board member until our 2006 annual shareholders’ meeting, at which time he was succeeded by Mr. Didier Lamouche.

(2)	As a member of the Supervisory Board.
      After our 2005 annual shareholders’ meeting, our Supervisory Board appointed Mr. Gérald Arbola as Chairman of our Supervisory Board and Mr. Bruno Steve as Vice Chairman, each for a three-year term. On April 27, 2006, our Supervisory Board appointed Chairmen and members to the Strategic Committee, the Audit Committee and the Compensation Committee. Mr. Gérald Arbola was appointed President of the Strategic Committee, and Messrs. Bruno Steve, Antonino Turicchi, Didier Lombard and Robert White were appointed as members. Mr. Tom de Waard was appointed President of the Audit Committee, Messrs. Robert White and Doug Dunn were appointed members and Messrs. Matteo del Fante and Didier Lamouche were appointed as observers. Mr. Gérald Arbola was appointed President of the Compensation Committee, and Messrs. Bruno Steve, Antonino Turicchi, Didier Lombard and Tom de Waard were appointed as members. Mr. Tom de Waard was appointed President of the Nomination and Corporate Governance Committee and Messrs. Gérald Arbola, Bruno Steve and Robert White were appointed as members.
      During our annual shareholders’ meeting in 2007, the mandate of Mr. White will expire. The mandates of Messrs. Steve, Arbola, del Fante, de Waard, Lombard and Turicchi will expire during our annual shareholders’ meeting in 2008 and the mandates of Messrs. Dunn and Lamouche will expire at our annual shareholders’ meeting in 2009.
      Resolutions of the Supervisory Board require the approval of at least three-quarters of its members in office. The Supervisory Board must meet upon request by two or more of its members or by the Managing Board. The Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. The Supervisory Board meets at least five times a year, including once a quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website at http://www.st.com/stonline/company/governance/index.htm. In 2006, the Supervisory Board approved an updated version of its charter.
      There is no mandatory retirement age for members of our Supervisory Board pursuant to Dutch law. Members of the Supervisory Board may be suspended or dismissed by the shareholders’ meeting. The Supervisory Board may make a proposal to the shareholders’ meeting for the suspension or dismissal of one or more of its members. The members of the Supervisory Board receive compensation as authorized by the shareholders’ meeting. Each member of the Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiry of such member’s term of office.

Biographies
      Gérald Arbola was appointed to our Supervisory Board at the 2004 annual shareholders’ meeting and was reelected at the 2005 annual shareholders’ meeting. Mr. Arbola was appointed the Chairman of our Supervisory Board on March 18, 2005. Mr. Arbola previously served as Vice Chairman of our Supervisory Board from April 23, 2004 until March 18, 2005. Mr. Arbola is also Chairman of our Supervisory Board’s Compensation Committee and Strategic Committee, and serves on its Nominating and Corporate Governance Committee. Mr. Arbola is now Managing Director of Areva S.A., where he had also served as Chief Financial Officer, and is a member of the Executive Board of Areva since his appointment on July 3, 2001. Mr. Arbola joined the Cogema group in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of Cogema in 1992. He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the boards of directors of Cogema, Framatome ANP, Areva T&D Holdings and Chairman of Areva Finance Gestion S.A. and Cogerap. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola is the Chairman of the Board of Directors of FT1CI and was the Chairman until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder.
      Bruno Steve has been a member of our Supervisory Board since 1989 and was appointed Vice Chairman of our Supervisory Board on March 18, 2005, and previously served as Chairman of our Supervisory Board from March 27, 2002 through March 18, 2005, from July 1990 through March 1993, and from June 1996 until May 1999. He also served as Vice Chairman of the Supervisory Board from 1989 to July 1990 and from May 1999 through March 2002. Mr. Steve serves on our Supervisory Board’s Compensation Committee as well as on its Nominating and Corporate Governance and Strategic Committees. He was with Istituto per la Ricostruzione Industriale-IRI S.p.A. (“IRI”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of Statutory Auditors of Selex S. & A. S. S.p.A., Chairman of Surveillance Body of Selex S. & A. S. S.p.A and member of Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.
      Matteo del Fante was appointed to our Supervisory Board at our 2005 annual shareholders’ meeting. Mr. del Fante is also a non-voting observer on its Audit Committee. Mr. del Fante has served as the Chief Financial Officer of CDP in Rome since the end of 2003. Prior to joining CDP, Mr. del Fante held several positions at JPMorgan Chase in London, England, where he became Managing Director in 1999. During his 13 years with JPMorgan Chase, Mr. del Fante worked with large European clients on strategic and financial operations. Mr. del Fante obtained his degree in Economics and Finance from Università Bocconi in Milan in 1992, and followed graduate specialization courses at New York University’s Stern Business School. Mr. del Fante was the Vice Chairman until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder.
      Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard was appointed Chairman of the Audit Committee by the Supervisory Board in 1999 and Chairman of the Nominating and Corporate Governance Committee in 2004 and 2005, respectively. He also serves on our Supervisory Board’s Compensation Committee. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and was the Managing Partner of Clifford Chance Amsterdam office from May 1, 2002 until May 1, 2005. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is a member of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and of its audit and nominating committees. He is also chairman of BESI’s compensation committee. Mr. de Waard is a member of the board of the foundation “Stichting Sport en Zaken”.
      Douglas Dunn has been a member of our Supervisory Board since 2001. He is a member of its Audit Committee since such date. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired effective October 1, 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips-LG LCD (Korea), TomTom N.V. (Netherlands) and OMI, a privately-held company (Ireland), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the audit committees of ARM Holdings plc, SOITEC and TomTom N.V. In 2005, Mr. Dunn resigned from his position as a non-executive director on the board of Sendo plc (United Kingdom). Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he held various positions at Plessey Semiconductors.
      Didier Lamouche has been a member of our Supervisory Board since 2006. Mr. Lamouche is currently a non-voting observer on the Audit Committee of our Supervisory Board. Dr. Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semiconductor technology. He has 25 years experience in the semiconductor industry. Dr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, in 1998, he joined IBM as General Manager of the largest European semiconductor site in Corbeil (France) to lead its turnaround and transformation into a joint venture between IBM and Infineon: Altis Semiconductor. He managed Altis Semiconductor as CEO for four years. In 2003, Dr. Lamouche rejoined IBM and was the Vice President for Worldwide Semiconductor Operations based in New York (United States) until the end of 2004. Since December 2004, Dr. Lamouche has been the Chairman and CEO of Groupe Bull, a France-based global company operating in the IT sector. He is also a member of the Board of Directors of CAMECA and SOITEC.
      Didier Lombard was first appointed to our Supervisory Board at the 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. He serves on the Compensation and Strategic Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also Chairman of the Board of Directors of Orange and a member of the Board of Directors of Thales and Thomson, one of our important customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.
      Antonino Turicchi was appointed as a member of our Supervisory Board at our 2005 annual shareholders’ meeting. He serves on its Compensation and Strategic Committees. Mr. Turicchi earned a degree cum laude in Economics and Business from the University of Rome and, after receiving a scholarship from Istituto San Paolo di Torino, he attended the masters’ program in Economics at the University of Turin in 1991 and 1992. In 1993, he was awarded a grant from the European Social Fund to attend the masters’ program in International Finance and Foreign Trade. Mr. Turicchi has been Managing Director of CDP in Rome since June 2002. From 1994, Mr. Turicchi held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted to director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma, and from 2000 until 2003, he served on the board of EUR S.p.A.
      Robert M. White has been a member of our Supervisory Board since 1996. He serves on its Strategic and Audit Committees. Mr. White is a University Professor Emeritus at Carnegie Mellon University and serves as a member of several corporate boards, including SGI Federal. He is a former director of Read-Rite Corporation, which filed for bankruptcy in July 2003. Mr. White is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society’s Pake Prize for research and technology management in 2004. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States government. Prior to 1990, Mr. White served in several key executive positions, including Principal Scientist for Xerox Corporation and Vice President and Chief Technology Officer for Control Data Corporation. He received a doctoral degree in Physics from Stanford University and graduated with a degree in physics from Massachusetts Institute of Technology.

Corporate Governance at ST
      Our consistent commitment to the principles of good corporate governance is evidenced by:

•	Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders.

•	Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures.

•	Our compliance with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with United States, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business.

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.
      As a Dutch company, we became subject to the Dutch Corporate Governance Code (the “Code”) effective January 1, 2004. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in the Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations contained in the Code. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. Our Charter was discussed with and approved by our shareholders at our 2004 annual shareholders’ meeting. The ST Corporate Governance Charter was updated in 2005 and will be further updated and expanded whenever necessary or advisable. We are committed to inform our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them.
      Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with Areva, CDP, and/or Finmeccanicca, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding or ST Holding II, our major shareholder. See “Item 7. Major Shareholders and Related-Party Transactions — Shareholders’ Agreements — STH Shareholders’ Agreement”. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.
      We have been informed in 2004 that our then principal direct and indirect shareholders, Areva, Finmeccanica, and France Telecom, FT1CI S.A. (“FT1CI”), and ST Holding and ST Holding II, signed a new shareholders’ agreement in March 2004, to which we are not a party (the “STH Shareholders’ Agreement”). We have been informed that CDP joined this agreement at the end of 2004 and that since September 2005 France Telecom is no longer a shareholder of FT1CI or an indirect shareholder (through ST Holding and ST Holding II) of our company, pursuant to the disposition by France Telecom of approximately 26.4 million of our common shares, representing the totality of the shares held by France Telecom in our company. Under the STH Shareholders’ Agreement, Finmeccanica, CDP and FT1CI have provided for their right, subject to certain conditions, to insert on a list, prepared for proposal by ST Holding II to our shareholders’ meeting, certain members for appointment to our Supervisory Board. This agreement also contains other corporate governance provisions, including decisions to be taken by our Supervisory Board which are subject to certain prior approvals, and which are described in “Item 7. Major Shareholders and Related-Party Transactions”. See also “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests”.
      Our Supervisory Board has on various occasions discussed the Dutch corporate governance code, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards.
      In 2005, the Supervisory Board, based on the evaluations by an ad hoc committee, established the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.
      We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Two of our Supervisory Board members with affiliations to our largest shareholder, ST Holding, and its French and Italian state-controlled shareholders, are non-voting observers on our Audit Committee. Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In 2005, in compliance with NYSE requirements, our Audit Committee established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by employees of the Company regarding questionable accounting or auditing matters. These procedures were approved by our Supervisory Board and implemented under the responsibility of our Managing Board. Thereupon, our chief executive officer provided a written affirmation of our compliance with NYSE standards as applicable to non-U.S. companies like ST.
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
      For example, one of the members of our Supervisory Board is the Chairman and CEO of France Telecom, one is a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC and a non-executive director of Soitec, and one is member of the Supervisory Board of BESI. France Telecom and its subsidiaries supply certain services to our Company and we entered into a joint research and development partnership agreement with France Telecom in February 2006. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as Thomson. We believe that each of these transactions is made on an arms-length basis in line with market practices and conditions. Please see “Item 7. Major Shareholders and Related-Party Transactions”.

Supervisory Board Committees
      Membership and Attendance. Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2006 was as follows:

					Nomination
					and
					Corporate
		Audit	Compensation	Strategic	Governance	Ad hoc
Number of Meetings Attended in 2006(1)	Full Board	Committee	Committee	Committee	Committee	Committees

Gérald Arbola	11	—	5	4	8	1
Matteo del Fante(3)	11	13	—	—	—	3
Tom de Waard	11	14	5	—	8	3
Douglas Dunn	7	5	—	—	—	—
Francis Gavois(2)(3)	4	6	—	—	—	3
Didier Lamouche(2)(3)(4)	7	4	—	—	—	—
Didier Lombard	8	—	5	4	—	—
Bruno Steve	11	—	6	4	7	—
Antonino Turicchi	11	—	6	4	7	—
Robert M. White	10	13	—	4	—	—

(1)	Includes meetings attended by way of conference call.

(2)	Mr. Francis Gavois was a Supervisory Board member until our 2006 annual shareholders’ meeting, at which time he was succeeded by Mr. Didier Lamouche.

(3)	Appointed as non-voting observer to Audit Committee.

(4)	Mr. Lamouche’s total attendance of seven Supervisory Board meetings includes two meetings in which he was represented by Mr. Arbola.
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
      The Audit Committee met 14 times during 2006. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, external and internal auditors. On several occasions, the Audit Committee met with outside U.S. legal counsel, who explained and analyzed actions required by the new NYSE’s final and amended corporate governance rules and the Sarbanes-Oxley Act. In compliance with NYSE requirements, the Audit Committee established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by employees of the Company regarding questionable accounting and auditing matters. In addition, the Audit Committee regularly discussed the progress of implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control. The Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2006, and the associated press release published on January 23, 2007. Additionally, the Audit Committee reviewed our external auditors’ statement of independence with them. The Audit Committee also approved the compensation of our external auditors and approved the scope of their audit, audit-related and non-audit-related services. Furthermore, the Audit Committee held separate meetings with the external auditors and discussed with them our critical accounting policies with our external auditors, outside the presence of our management. The Audit Committee also reviewed and approved our internal audit plan for 2007.
      Following the discovery in 2006 by our internal audit of a fraud perpetrated by our former head of treasury operations, who retired at the end of 2005, we filed a criminal complaint in September 2006 with the prosecutor in Lugano, Switzerland, that led to the arrest of our former treasurer. The criminal proceeding is ongoing. Our Audit Committee appointed a U.S. law firm last fall to conduct an independent investigation to determine the nature of the fraud and whether the wrongdoing was limited to our former treasurer. To date, based on this investigation, which is substantially complete, and based on our understanding of the available evidence from the criminal proceeding, nothing has been brought to the attention of the Audit Committee or the Company indicating that the fraud was committed with the knowledge or involvement of any of our current or former senior management team, or that such transactions materially affected our financial statements for the current or prior periods.

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
      Furthermore, the Audit Committee monitors our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our 2006 and 2007 annual shareholders’ meetings. In this respect, the Audit Committee has approved our decision to continue to report our Consolidated Financial Statements under U.S. GAAP, while complying with our reporting obligations under IFRS by preparing a complementary set of our 2005 and 2006 accounts. Furthermore, our Audit Committee has noted that while our accounting systems are in place to prepare a separate set of accounts pursuant to IFRS for financial year 2006, we will not be able to provide reconciliations pursuant to IFRS for periods prior to 2005, in particular critical items such as capitalization of our development expenses. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.
      The Audit Committee also proceeded with its annual review of our internal audit, as well as the scope, planning and costs of our external audit activities.
      The Audit Committee reviewed its charter with the assistance of our outside U.S. counsel, completed a self-evaluation and reported regularly to the Supervisory Board. The Audit Committee Charter is posted on our website.
      On April 27, 2006, our Supervisory Board re-appointed Mr. de Waard as Chairman, and appointed Messrs. Dunn and White as members. Messrs. del Fante and Lamouche were appointed non-voting observers to the Audit Committee. The Audit Committee also determined that three members of the Audit Committee qualified as “audit committee financial experts” and that all of its members are financially literate.
      Compensation Committee. Our Compensation Committee proposes to our Supervisory Board the compensation for our President and Chief Executive Officer, the sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock-based compensation plans for our executive officers and key employees. The Compensation Committee met six times in 2006.
      Among its main activities, the Compensation Committee reviewed and approved the Managing Board bonus for 2005 and reviewed and approved the Managing Board’s Compensation policy for the year 2006, which was subsequently adopted by our shareholders at our 2006 annual shareholders’ meeting. The Compensation Committee also proposed to the Supervisory Board, which approved it, the CEO’s total compensation package, including the part of stock-based compensation granted to our CEO for services to be rendered in 2006, tied to our performance in 2006 according to quantifiable criteria fixed by our Supervisory Board upon the proposal from its Compensation Committee. The Compensation Committee also approved and monitored the criteria relating to our performance in terms of sales, profits and return on net assets which condition the vesting of stock awards granted to our President and CEO, COO, Executive Officers and other key persons pursuant to our Unvested Stock Award Plans.
      The Compensation Committee also proposed to the Supervisory Board an amendment to the Stock Based Compensation Plan for the members of the Supervisory Board to clarify that if a beneficiary ceases to be a member or professional of the Supervisory Board, other than in case of voluntary resignation or dismissal for cause, the beneficiary is entitled to exercise the option rights within the duration of the plan. Furthermore, in 2006, the Compensation Committee proposed to the Supervisory Board to maintain the same compensation for Supervisory Board members as was fixed at the 2005 annual shareholders’ meeting. The Compensation Committee also reviewed the terms of our Unvested Stock Award Plan for 2006, the principles of which were approved by our 2006 annual shareholders’ meeting, and recommended the approval of such terms by our Supervisory Board. In particular, the Compensation Committee and the Supervisory Board approved the provisions of our Unvested Stock Award Plan, which provides for the accelerated vesting of stock awards in the event of a change in control.
      In 2007, and subject to the approval of our annual shareholders’ meeting, the Compensation Committee proposed to our Supervisory Board to maintain the compensation of Supervisory Board members and professionals as in 2006, but to increase the number of shares awarded as stock-based compensation from 6,000 to 15,000 for Supervisory Board members and from 3,000 to 7,500 for professionals.
      On April 27, 2006, our Supervisory Board appointed Mr. Gérald Arbola as President of the Compensation Committee, and Messrs. Bruno Steve, Antonino Turicchi, Didier Lombard and Tom de Waard were appointed as members.
      Strategic Committee. Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is particularly involved in supervising the execution of strategic transactions.
      The Strategic Committee met four times in 2006, in the presence of the CEO, the COO, the Director of Strategic Planning and the CFO. Among its main activities, the Strategic Committee reviews our long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible acquisitions.
      In 2006, the Strategic Committee monitored our plans for our Flash Memory Business which led to the announcement in December 2006 of the strategic repositioning of such activities and the creation of a new Flash Memory Group.
      On April 27, 2006, our Supervisory Board appointed Mr. Gérald Arbola as President of the Strategic Committee, and Messrs. Bruno Steve, Antonino Turicchi, Didier Lombard and Robert White were appointed as members.
      Nominating and Corporate Governance Committee. Our Nominating and Corporate Committee was created to establish the selection criteria and appointment procedures for the appointment of members to our Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. Prior to 2006, our Nominating and Corporate Governance Committee met with specialized consultants to evaluate candidates for filling the vacancies on our Supervisory Board and make a proposal to our Supervisory Board for the appointment of the three Supervisory Board members to be elected by our 2006 annual shareholders’ meeting.
      Following the announced changes in Dutch legislation due to the implementation of the EU Directive on capital markets, the Nominating and Corporate Governance Committee also evaluated the validity and enforceability of the Option Agreement relating to our Preference Shares, and met with Dutch lawyers and designated individuals to discuss the organization and set-up of an independent Dutch foundation, or Stichting, to take over the rights and obligations of ST Holding pursuant to the Option Agreement between the Company and STH relating to Preference Shares. Finally, the Nominating and Corporate Governance Committee met to evaluate candidates for the Supervisory Board member position up for renewal at the 2007 annual shareholders’ meeting. On April 27, 2006, our Supervisory Board appointed Mr. Tom de Waard as President of the Nominating and Corporate Governance Committee and Messrs. Gérald Arbola, Bruno Steve, Antonino Turicchi and Didier Lombard were appointed as members. The Nominating and Corporate Governance Committee met eight times in 2006.
      Ad hoc Committees. During 2006, our Supervisory Board set up two ad hoc committees. The first comprised of Mr. del Fante, Mr. Gavois and Mr. de Waard and met three times to review and approve the conditions of the 2016 Convertible Bonds and the 2013 Senior Bonds issued in the first quarter of 2006.
      The second comprised of Mr. Arbola and Mr. Steve, Chairman and Vice-Chairman of the Supervisory Board, respectively. The committee met with the directors of the Stichting, the independent foundation with which we entered into a new option agreement, before their appointment.
      Secretariat and Controllers. Our Supervisory Board appoints and dismisses a Secretary and Assistant Secretary as proposed by the Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to the Supervisory Board, who is appointed and dismissed by the Supervisory Board. The Secretary, Assistant Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is primarily to organize meetings, ensure continuing education and training of the Supervisory Board members, as well as record-keeping. Through March 18, 2005, the Secretary was Mr. Bertrand Loubert, the Assistant Secretary was Mr. Luciano Acciari, and the Executive Secretary was Mr. Pierre Ollivier, who is also our General Counsel. Mr. Willem Steenstra Toussaint also supports the activities of the Secretariat. Since March 18, 2005, Mr. Acciari and Mr. Loubert serve as Secretary and Vice Secretary, respectively, for the Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board, while Mr. Steenstra Toussaint serves as Secretary of the Audit Committee. Mr. Ollivier continues to serve as Executive Secretary of our Supervisory Board.
      Our Supervisory Board appoints and dismisses two financial experts (“Controllers”). The mission of the Controllers is primarily to assist the Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to the Supervisory Board. Following our 2005 annual shareholders’ meeting, the current Controllers are Messrs. Christophe Duval and Andrea Novelli.
      The STH Shareholders’ Agreement among our principal direct and indirect shareholders contains provisions with respect to the appointment of the Secretary, Assistant Secretary and Controllers, which are described in “Item 7. Major Shareholders and Related-Party Transactions”.

Managing Board
      In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of the Supervisory Board. From our creation in 1987 through our 2005 annual shareholders’ meeting, Mr. Pasquale Pistorio was our President and Chief Executive Officer and served as the sole member of the Managing Board. Upon Mr. Pistorio’s recommendation, our Supervisory Board proposed, and our 2005 annual shareholders’ meeting approved, the appointment of Mr. Carlo Bozotti as sole member of our Managing Board with the function of President and Chief Executive Officer for a three-year term to expire at our 2008 annual shareholders’ meeting. The 2005 annual shareholders’ meeting was also informed of the appointment, upon the proposal of Mr. Carlo Bozotti, and with the endorsement of the Supervisory Board, of Mr. Alain Dutheil as Chief Operating Officer, reporting to Mr. Bozotti. In recognition of Mr. Pistorio’s role in steering the Company since its creation in 1987 to become one of the leaders in the semiconductor industry, our Supervisory Board approved the decision taken by the new sole member of our Managing Board and President and CEO to appoint Mr. Pistorio as non-executive Honorary Chairman of the Company. In that position, Mr. Pistorio acts as “Ambassador” of the Company while continuing to make available to us, as appropriate, his experience and insight into the semiconductor, electronics and industrial worlds.
      Our Managing Board consists of such number of members as resolved by the shareholders’ meeting upon the proposal of our Supervisory Board and currently comprises a sole member. The members of the Managing Board are appointed for three-year terms, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at the shareholders’ meeting adopted by a simple majority of the votes cast at a shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three-year term, as defined in our Articles of Association (upon approval of at least three-quarters of the members of the Supervisory Board in office). Resolutions of our Managing Board require the approval of a majority of its members. Since its creation, our Managing Board has always been comprised of a sole member.
      The shareholders’ meeting may suspend or dismiss one or more members of our Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. If the quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal. Such a quorum is not required if a suspension or dismissal is proposed by our Supervisory Board. In that case, a resolution to dismiss or to suspend a member of our Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our issued and outstanding share capital is present or represented. Our Supervisory Board may suspend members of our Managing Board, but a shareholders’ meeting must be convened within three months after such suspension to confirm or reject the suspension. Our Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of our Managing Board, be temporarily responsible for our management.
      Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. Our Managing Board must seek prior approval from the shareholders’ meeting for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association, our Managing Board must obtain prior approval from our Supervisory Board for (i) all proposals to be submitted to a vote at a shareholders’ meeting; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by our Supervisory Board. In addition, under our Articles of Association, our Supervisory Board and our shareholders’ meeting may specify by resolution certain additional actions by our Managing Board that require its prior approval.

      In accordance with our Corporate Governance Charter, the sole member of our Managing Board and our Executive Officers may not serve on the board of a public company without the prior approval of our Supervisory Board. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Management Board member and our Executive Officers and their duties to our Company.
      Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regards to ST and any of our direct or indirect subsidiaries require prior approval from our Supervisory Board: (i) any modification of our Articles of Association other than those of our wholly-owned subsidiaries; (ii) any change in our authorized share capital, issue, acquisition or disposal of our own shares, change in any shareholder rights or issue of any instruments granting an interest in our capital or profits other than those of our wholly-owned subsidiaries; (iii) any liquidation or disposal of all or a substantial and material part of our assets or any shares we hold in any of our subsidiaries; (iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company; (v) approval of such company’s draft consolidated balance sheets and financial statements or any profit distribution by such company; (vi) entering into any agreement that may qualify as a related-party transaction, including any agreement with ST Holding, ST Holding II, FT1CI, Areva, CDP or Finmeccanica; (vii) the key challenges of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in Article 16.1 of our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval although their financing was provided for in the approved annual budget; and (ix) approval of the quarterly, semiannual and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and, since 2005, annual accounts using IFRS, prior to submission for shareholder adoption.
      During a meeting held on September 23, 2000, our Supervisory Board authorized our Managing Board to proceed with acquisitions without prior consent of our Supervisory Board subject to a maximum amount of $25 million per transaction, provided our Managing Board keeps our Supervisory Board informed of progress regarding such transactions and gives a full report once the transaction is completed.

Executive Officers
      Our executive officers support our Managing Board in its management of us, without prejudice to our Managing Board’s ultimate responsibility. Our executive officers at the end of fiscal year 2006 were:

			Years in
			Semi-
		Years with	Conductor
Name	Position	Company	Industry	Age

Executive Committee
Carlo Bozotti	President and Chief Executive Officer	30	30	54
Alain Dutheil	Chief Operating Officer	24	37	61
Laurent Bosson	Executive Vice President, Front-end Technology and Manufacturing	24	24	64
Andrea Cuomo	Executive Vice President, Advanced System Technology and Chief Strategic Officer (and for other staff functions)	24	24	52
Carlo Ferro	Executive Vice President, Chief Financial Officer (and for Infrastructure and Services organization)	7	7	46
Philippe Geyres(1)	Executive Vice President, HPC (and for the other product segments)	23	30	54
Carmelo Papa(2)	Executive Vice President, MPA	24	24	57
Tommi Uhari(2)(3)	Executive Vice President, ASPG	1	13	35
Enrico Villa	Executive Vice President, Europe Region (and for Sales and Marketing organizations)	40	40	65
Executive Staff
Georges Auguste	Corporate Vice President, Total Quality and Environmental Management	20	33	57
Gian Luca Bertino	Corporate Vice President, CPG	10	21	47
Ugo Carena	Corporate Vice President, APG	10	29	63
Marco Luciano Cassis	Corporate Vice President, Japan Region	19	19	43

			Years in
			Semi-
		Years with	Conductor
Name	Position	Company	Industry	Age

Patrice Chastagner	Corporate Vice President, Human Resources	21	21	59
Claude Dardanne(4)	Corporate Vice President, General Manager, Microcontrollers, Memories & Smartcards	25	28	54
François Guibert	Corporate Vice President, Asia Pacific Region	26	29	53
Reza Kazerounian	Corporate Vice President, North America Region	7	22	49
Otto Kosgalwies	Corporate Vice President, Infrastructure and Services	23	23	51
Robert Krysiak	Corporate Vice President and General Manager, Greater China Region	18	24	52
Christos Lagomichos(4)	Corporate Vice President, General Manager, Home Entertainment & Displays Group	22	25	51
Mario Licciardello	Corporate Vice President, MPG	42	42	65
Jean-Claude Marquet(5)	Corporate Vice President, Asia Pacific Region	21	40	64
Carlo Ottaviani	Corporate Vice President, Communications	42	42	63
Jeffrey See	Corporate Vice President, Central Back-End General Manager	37	37	61
Giordano Seragnoli(6)	Corporate Vice President, Back-end Manufacturing and Subsystems Products Group	42	44	70
Thierry Tingaud	Corporate Vice President, Emerging Markets Region	22	22	47

(1)	Philippe Geyres announced his resignation in December 2006.

(2)	In January 2007, Carmelo Papa and Tommi Uhari were appointed to our Executive Committee.

(3)	Tommi Uhari joined us from Nokia in December 2006 as Manager of the Personal Multimedia Group.

(4)	Claude Dardanne and Christos Lagomichos were promoted to corporate vice presidents in January 2007.

(5)	Mr. Jean-Claude Marquet retired in October 2006.

(6)	Mr. Giordano Seragnoli retired in June 2006.
      Our President and Chief Executive Officer and sole member of our Managing Board, Mr. Carlo Bozotti, has appointed a Corporate Executive Committee, which is currently comprised of six Executive Vice Presidents, the CEO and the COO. The Executive Vice Presidents represent all the functions of the organization: the product segments, sales and marketing (including regions), the manufacturing and technology research and development activities and the central functions. The role of the Executive Committee is to set corporate policy, coordinate strategies of the Company’s various functions representing its constituents, and drive major cross functional programs. The Executive Committee, chaired by Mr. Bozotti, or by Mr. Dutheil in Mr. Bozotti’s absence, meets frequently (generally every two weeks), while executive staff meetings are held on a quarterly basis with the attendance of all corporate vice presidents. Under our organizational structure, product segments and staff functions report directly to Mr. Bozotti, while our sales, marketing, manufacturing and technology research and development functions report to our COO.

Biographies
      Carlo Bozotti is our President, Chief Executive Officer and the sole member of our Managing Board. As CEO, Mr. Bozotti chairs our Executive Committee. Prior to taking on this new role at the 2005 annual shareholders’ meeting, Mr. Bozotti served as Corporate Vice President, MPG since August 1998. Mr. Bozotti joined SGS Microelettronica in 1977 after graduating in Electronic Engineering from the University of Pavia. Mr. Bozotti served as Product Manager for the Industrial, Automotive and Telecom products in the Linear Division and as Business Unit Manager for the Monolithic Microsystems Division from 1987 to 1988. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Region in 1991. Mr. Bozotti served as Corporate Vice

President, MPG from August 1998 through March 2005, after having served as Corporate Vice President, Europe and Headquarters Region from 1994 to 1998.
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
      Philippe Geyres served as our Executive Vice President for HPC until the end of 2006. He also served on our Executive Committee. He served as Corporate Vice President and General Manager of our former Consumer and Microcontroller Group (formerly Programmable Products Group) from 1990 until 2004. Mr. Geyres graduated from the École Polytechnique in 1973 and began his career with IBM in France before joining Schlumberger Group in 1980 as Data Processing Director. He was subsequently appointed Deputy Director of the IC Division at Fairchild Semiconductors. Mr. Geyres joined Thomson Semiconducteurs in 1983 as Director of the Bipolar Integrated Circuits Division. He was appointed Strategic Programs Director in 1987 and, later the same year, became our Corporate Vice President, Strategic Planning until 1990.
      Carmelo Papa is our Executive Vice President and General Manager of our Industrial & Multisegment Sector. He is also a member of our Corporate Executive Committee. He received his degree in Nuclear Physics at Catania University. Mr. Papa joined us in 1983 and in 1986 was appointed Director of Product Marketing and Customer Service for Transistors and Standard ICs. In 2000, Mr. Papa was appointed Corporate Vice President, Emerging Markets and in 2001, he took on additional worldwide responsibility for our Electronic Manufacturing Service to drive forward this new important channel of business. From January 2003 through December 2004, he was in charge of formulating and leading our strategy to expand our customer base by providing dedicated solutions to a broader selection of customers, one of our key growth areas. In 2005, he was named Corporate Vice President, MPA.
      Tommi Uhari was promoted to Executive Vice President and General Manager of the Mobile, Multimedia & Communications Group in January 2007. Mr. Uhari is also a member of our Executive Committee. After graduating from the University of Oulu with a Master’s degree in Industrial Engineering and Management, Mr. Uhari worked at Nokia in various R&D and management positions. He started as a design engineer, working on digital ASICs for mobile phones. In 2004, he was promoted Vice President, Head of Wireless platforms. Mr. Uhari joined our Company in 2006 as the Manager of the Personal Multimedia Group.
      Enrico Villa is currently Executive Vice President, Europe Region. He also serves on our Executive Committee, representing the sales and marketing functions. He was appointed Corporate Vice President, Europe Region on January 1, 2000, after having served as Corporate Vice President, Region 5 (now Emerging Markets) from January 1998 through 2000. Mr. Villa has served in various capacities within our management since 1967 after obtaining a degree in Business Administration from the University of Milan and has 40 years of experience in the semiconductor industry. He is currently President of the European Electronics Components Association (“EECA”) as well as Chairman for Europe at the Joint Steering Committee of the World Semiconductor Council.
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
      Marco Luciano Cassis graduated from the Polytechnic of Milan with a degree in Electronic Engineering. Cassis joined us in 1988 as a mixed-signal analog designer for car radio applications. In 1993, Cassis moved to Japan to support our newly created design center with his expertise in audio products. Then in 2000, Cassis took charge of the Audio Business Unit and a year later he was promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support, and customer services. In 2004, Cassis was named Vice President of Marketing for the automotive, computer peripheral, and telecom products. In 2005, he advanced to Vice President APG and joined the Board of the Japanese subsidiary, STMicroelectronics K.K. Mr. Cassis was appointed Corporate Vice President, Japan region on September 6, 2005.
      Patrice Chastagner is a graduate of the HEC business school in France and in 1988 became the Grenoble Site Director, guiding the emergence of this facility to become one of the most important hubs in Europe for advanced, complex silicon chip development and solutions. As Human Resources Manager for the Telecommunications, Peripherals and Automotive (TPA) Groups, which was our largest product group at the time, he was also TQM Champion and applied the principle of continuous improvement to human resources as well as to manufacturing processes. Since March 2003, he has also been serving as Chairman of STMicroelectronics S.A. in France. Upon his promotion to Corporate Vice President, Human Resources in January 2005, he took the leadership of a group with about 50,000 people.
      Claude Dardanne was promoted to Corporate Vice President and General Manager of our newly created Microcontrollers, Memories & Smartcards (MMS) Group, part of our Industrial & Multisegment Sector, in January 2007. Mr. Dardanne graduated from the Ecole Supérieure d’Ingénieurs en Génie Electrique de Rouen in France with a Master’s degree in Electronic Engineering. After graduation, Mr. Dardanne spent five years at Thomson Semiconducteurs in France before moving to North America as a Field Application Engineer. From 1982, Mr. Dardanne was responsible for marketing of Microcontrollers & Microprocessor products in North America and, in 1987, Mr. Dardanne was appointed Thomson’s Worldwide Marketing Manager for Microcontrollers & Microprocessors in France. In 1989, Mr. Dardanne joined Apple Computer, France, as Marketing Director, responsible for business development in segments including Industrial, Education, Banking and Communications. From 1991 to 1994, Mr. Dardanne served as Marketing Director at Alcatel-Mietec in Belgium and in 1994, Mr. Dardanne rejoined Thomson (which by then had merged with SGS Microelettronica) as Director of Central Marketing for the Memory Products Group (MPG). In 1998, Mr. Dardanne became the head of the EEPROM division. In 2002, Mr. Dardanne was promoted to Vice President of the Memory Products Group and General Manager of the Serial Non-Volatile Memories division and in 2004, he was promoted to Deputy General Manager, Memory Products Group, where his responsibilities included the management of our Smart Card Division.
      François Guibert was born in Beziers, France in 1953 and graduated from the Ecole Supérieure d’Ingénieurs de Marseilles in 1978. After three years at Texas Instruments, he joined Thomson Semiconducteurs in 1981 as Sales Manager Telecom. From 1983 to 1986, he was responsible for ICs and strategic marketing of telecom products in North America. In 1988 he was appointed Director of our Semicustom Business for Asia Pacific and in 1989 he became President of ST-Taiwan. Since 1992 he has occupied senior positions in Business Development and Investor Relations and was Group Vice President, Corporate Business Development which includes M&A activities from 1995 to the end of 2004. In January 2005, Mr. Guibert was promoted to the position of Corporate Vice President, Emerging Markets Region and in October 2006, he was appointed Corporate Vice President, Asia Pacific Region.
      Reza Kazerounian is a graduate of the University of Illinois and received his PhD from the University of California, Berkeley in electrical engineering and computer sciences. In 1985, Mr. Kazerounian started his professional career as a research and development engineer at WaferScale Integration (WSI), specializing in Programmable System Devices. At WSI, he became Vice President of Technology and Product Development (1995) and later Chief Operating Officer in 1997. When we acquired WSI in 2000, Mr. Kazerounian became the general manager of the newly formed Programmable Systems Division, charged with the development of 8- and 32-bit embedded systems. In 2003, he was appointed Group Vice President and General Manager of the Smart Card IC Division. Reza Kazerounian was appointed Corporate Vice President for the North America Region on September 6, 2005.
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
      Robert Krysiak graduated from Cardiff University with a degree in Electronics and holds an MBA from the University of Bath. In 1983, Mr. Krysiak joined INMOS, as a VLSI Design Engineer. Then in 1992, Mr. Krysiak formed a group dedicated to the development of CPU products based on the Reusable-Micro-Core architecture. Mr. Krysiak was appointed Group Vice President and General Manager of our 16/32/64 and DSP division in 1997. In 1999, Mr. Krysiak became Group Vice President of the Micro Cores Development, and in 2001, he took charge of our DVD division. Mr. Krysiak was appointed on October 17, 2005 as Corporate Vice President and General Manager of our Greater China region, which focuses exclusively on our operations in China, Hong Kong and Taiwan. Before that, Mr. Krysiak was Marketing Director for HPC.
      Christos Lagomichos was promoted to Corporate Vice President and General Manager of our newly created Home Entertainment & Displays Group within the Company’s Application Specific Groups in January 2007. Mr. Lagomichos graduated from the Technical University of Munich in 1981 with a degree in electronic engineering. He began his professional career in design engineering with Siemens Neuperlach, Munich in 1983. Mr. Lagomichos joined our Company in the Munich office in 1985 as a design engineer and became head of the Munich Design Center for digital applications in 1988. The following year, he accepted a position as Product Marketing Manager of our Semicustom Business Unit in Agrate, Italy. In 1993, Mr. Lagomichos moved to Carrollton, Texas to become Director of our Semicustom Products Division for the Americas and was subsequently appointed General Manager of the Semicustom Products Division Worldwide. In 1997, Mr. Lagomichos was appointed Group Vice President of the Semicustom Products Division, which was later renamed to the Consumer Broad Band Division. In 2004, Mr. Lagomichos was promoted to Group Vice President, General Manager of our Home Entertainment Group.
      Mario Licciardello was born in Catania, Italy, on January 28, 1942. He graduated in Physics from the University of Catania in 1964. Mr. Licciardello has spent his entire career within companies that have evolved into the current STMicroelectronics. In 1965 he joined ATES, a predecessor of ST, initially in process development, then in strategic planning, after one year spent at the Catania University engaged in various research programs. In 1970, he joined the MOS field where he spent a large part of his professional career in various positions ranging from Operations Manager to Business Unit Manager contributing to the success in the market of several product lines. From 1986 to 1990 he covered the role of Director of Marketing and Business Management for the Semicustom Product Division (named IST). The position included the worldwide responsibility for the external design centers network. From 1990 to 1993, as Director of Corporate Strategic Planning with the relevant Corporate Central Organization, his responsibility ranged from Capital Investment Control to shareholder relations. He moved to MPG in 1993 and in 2003 was promoted from General Manager of our Flash Memories Division to Deputy General Manager of MPG. In 2005, he was named Corporate Vice President and General Manager of MPG.
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
      Jeffrey See was appointed Corporate Vice President, Central Back-end General Manager in April 2006. After Mr. See graduated from the Singapore Polytechnic in 1965, he became a Chartered Electronic Engineer at the Institution of Electrical Engineers (IEE) in the UK. In 1969, Mr. See joined SGS Microelettronica, a forerunner company of ST, as a Quality Supervisor at its first Assembly and Test facility in Toa Payoh, Singapore and was promoted to Deputy Back-End Plant Manager in 1980. In 1983, Mr. See was appointed to manage the start-up of the region’s first wafer fabrication plant (125-mm) in Ang Mo Kio, Singapore and became General Manager of the front-end operations in 1992. In 2001, Mr. See was appointed Vice President and Assistant General Manager of Central Front-End Manufacturing and General Manager of the Asia Pacific Manufacturing Operations, responsible for wafer fabrication and electrical wafer sort in the region.
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
      Thierry Tingaud was promoted to Corporate Vice President, Emerging Markets Region General Manager, responsible for our sales and marketing operations in Africa and the Middle East, India, Latin America, Russia and the Eastern European countries in July 2006. Mr. Tingaud graduated from INSA Lyon in 1982 with a Master’s degree in Electronic Engineering and he also holds an MBA from Ecole Supérieure des Sciences Economiques et Commerciales (ESSEC). Mr. Tingaud joined the sales and marketing organization of Thomson Semiconducteurs, a forerunner company of ST, in 1985. Three years later, he took responsibility for the Company’s telecommunications business in France. In 1996, Mr. Tingaud moved to North America as Corporate Strategic Key Account Director for our Headquarters Region. In this role, he strengthened the strategic alliance with a major key account, responsible for its operations in Europe, North America, Mexico, and Malaysia. In 1999, Mr. Tingaud was appointed Vice President for Sales and Marketing of Telecommunications in Europe.
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

Compensation
      Pursuant to the decisions adopted by our shareholders at the annual shareholders’ meeting held on April 27, 2006, the aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2006 was $1,429,500 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors’ Fees

Gérald Arbola	$215,500
Matteo del Fante	129,000
Tom de Waard(2)	246,500
Douglas Dunn	105,000
Francis Gavois(1)	17,000
Didier Lamouche(1)	98,500
Didier Lombard	132,000
Bruno Steve	213,500
Antonino Turicchi	138,500
Robert M. White	134,000

Total	$1,429,500

(1)	Mr. Francis Gavois was a Supervisory Board Member until the 2006 annual shareholders’ meeting, at which time he was succeeded by Mr. Didier Lamouche.

(2)	Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, was paid to Clifford Chance LLP.
      The total amount paid as compensation in 2006 to our 23 executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, was approximately $13.5 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused inter alia on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $5.1 million. Within such amount, the remuneration of our current sole member of our Managing Board and President and CEO in 2006 was:

Sole Member of Our Managing Board and			Non-cash
President and CEO	Salary	Bonus(1)	Benefits		Total

Carlo Bozotti	$720,000(2)	$680,000	$70,000	(3)	$1,470,000

(1)	The bonus paid to the sole member of our Managing Board and President and CEO during the 2006 financial year was approved by the Compensation Committee and approved by the Supervisory Board in respect of the 2005 financial year, based on fulfillment of a number of pre-defined objectives for 2005.

(2)	Our Supervisory Board, upon the recommendation of our Compensation Committee, approved an annual salary for 2006 for our Managing Board and President and CEO of $700,000. The difference between the amount approved and the amount actually received by Mr. Bozotti resulted because the salary was paid partially in euros using an exchange rate of approximately €1.00 to $1.25 and partially in Swiss francs using an exchange rate of approximately CHF 1.00 to $0.80.

(3)	Including employer social contributions, company car allowance and miscellaneous allowances.
      Our Supervisory Board, upon the recommendation of our Compensation Committee, approved certain basic terms of the compensation for Mr. Carlo Bozotti, the sole member of our Managing Board and President and Chief Executive Officer, including an aggregate annual salary of approximately $700,000, a maximum potential bonus subject to the achievement of performance objectives of 150%, and the grant of up to 100,000 restricted shares subject to the achievement of performance objectives. Our annual shareholders’ meeting held on April 27, 2006 approved the compensation policy of our Managing Board which includes the above mentioned terms. Our Supervisory Board subsequently approved the terms of Mr. Bozotti’s employment by us upon terms which are consistent with this approved compensation policy. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, and contain all benefits including Unvested Share Awards, EIP, Pension and other items covered by the compensation policy approved by our shareholders. We do not have any service agreements with members of our Supervisory Board.
      Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. In respect to such plan, we have set up an independent foundation under Swiss law which manages the Plan and to which we make contributions. Pursuant to this plan, we have made a contribution of $3.5 million to the plan of our current and former President and Chief Executive Officers, $0.6 million to the plan of our Chief Operating Officer, and $6.2 million to the plan for all other beneficiaries.
      We did not extend any loans, overdrafts or warranties to our Supervisory Board members or to the sole member of our Managing Board and President and CEO. Furthermore, we have not guaranteed any debts or concluded any leases with our Supervisory Board members or their families, or the sole member of the Managing Board.
      For information regarding stock options and other stock-based compensation granted to members of our Supervisory Board, the Managing Board and our executive officers, please refer to “— Stock Awards and Options” below.
      The executive officers and the Managing Board were covered in 2006 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2006 to provide pension, retirement or similar benefits for executive officers and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and estimated to have been approximately $8.9 million, which includes statutory employer contributions for state-run retirement, similar benefit programs and other miscellaneous allowances.
Share Ownership
      None of the members of our Supervisory Board and Managing Board or our executive officers holds shares or options to acquire shares representing more than 1% of our issued share capital.
Stock Awards and Options
      Our Stock Options and Stock Award Plans are designed to incentivize, attract and retain our Supervisory Board members, executives and key employees by aligning compensation with our success and the evolution of our share price.
      In line with our 2005 and 2006 annual shareholders’ meeting resolutions, we have transitioned our stock-based compensation plans from stock-option grants to non-vested stock awards. Pursuant to the shareholders’ resolutions adopted by our 2005 and 2006 annual shareholders’ meeting, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	approved the terms and conditions of the 2005 Supervisory Board Stock-Based Compensation Plan for members and professionals valid for a three year period;

•	amended our 2001 Employee Stock Option Plan which expired at the end of 2005 with the aim of enhancing our ability to retain key employees and motivate them to shareholder value creation;

•	approved the vesting conditions, linked to our future performance and their continued service with us, to apply to non-vested stock awards granted to employees in 2005;

•	adopted our new 2006 Unvested Stock Award Plan for Executives and Key Employees (the “Employee USA Plan”) with the aim of enhancing our ability to retain key employees and motivate them to shareholder value creation and approved vesting conditions linked to our future performance and continued service with us; and

•	reviewed the terms of the 2007 Unvested Stock Award Plan for Executives and Key Employees to be presented to our 2007 annual shareholders meeting.
      We will use our treasury shares to cover the stock awards granted in 2005, 2006 and 2007 under the Employee USA Plans. As of December 31, 2006, 637,109 stock awards granted in relation to the 2005 plan had vested, leaving an amount of 12,762,891 million treasury shares outstanding as of December 31, 2006. The new unvested stock award plan have generated an additional charge in the income statements of the fourth quarter of 2006 of $12 million, which corresponds to the compensation expense recognized for the non-vested stock awards from the grant date over the vesting period. Additional charges will be booked in the first quarter of 2007 and in following quarters as the conditions relating to vesting of the share awards granted in 2005 and 2006 are met.

      The following table sets forth the number of restricted shares granted to Supervisory Board members in 2005 and 2006 and the number of stock options granted in 2004. Messrs. Turicchi and del Fante declined their stock awards.

	2006		2005		2004

	Number of
	Non-vested	Acquisition	Number of	Acquisition	Number of
	Shares Granted	Price	Non-vested	Price	Stock Options	Grant Price
		€	Shares Granted(1)	€	Granted(2)	U.S.$

Gérald Arbola	6,000	1.04	6,000	1.04	12,000	22.71
Bruno Steve	6,000	1.04	6,000	1.04	12,000	22.71
Tom de Waard	6,000	1.04	6,000	1.04	12,000	22.71
Matteo del Fante(3)(4)	6,000	1.04	6,000	1.04	—	—
Douglas Dunn	6,000	1.04	6,000	1.04	12,000	22.71
Francis Gavois(5)	—	—	6,000	1.04	12,000	22.71
Didier Lamouche(5)	6,000	1.04	—	—	—	—
Didier Lombard	6,000	1.04	6,000	1.04	12,000	22.71
Antonino Turicchi(3)(4)	6,000	1.04	6,000	1.04	—	—
Robert M. White	6,000	1.04	6,000	1.04	12,000	22.71
Riccardo Gallo(3)	—	—	—	—	12,000	22.71
Alessandro Ovi(3)	—	—	—	—	12,000	22.71

(1)	Pursuant to the 2005 Stock-Based Compensation Plan for Supervisory Board Members and Professionals of the Supervisory Board.

(2)	Pursuant to the 2002 Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board.

(3)	Messrs. Riccardo Gallo and Alessandro Ovi were Supervisory Board Members until our 2005 annual shareholders’ meeting, at which time they were succeeded by Messrs. Antonino Turicchi and Matteo del Fante.

(4)	Messrs. Antonino Turicchi and Matteo del Fante declined their grants of restricted shares.

(5)	Mr. Francis Gavois was a Supervisory Board Member until our 2006 annual shareholders’ meeting, at which time he was succeeded by Mr. Didier Lamouche.
      Between January 1, 2006 and January 1, 2007, an aggregate amount of 27,000 stock options and 2,000 stock awards were exercised by the Supervisory Board members.
      Mr. Bozotti was appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders’ meeting on March 18, 2005 for a three-year period. In each of 2005 and 2006, Mr. Bozotti was granted pursuant to the compensation policy appointed by the shareholders meeting up to 100,000 Unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria fixed by our Supervisory Board being achieved and Mr. Bozotti’s continued service with us.
      With regard to Mr. Bozotti’s 2005 stock awards, only two out of the three criteria fixed by the Supervisory Board have been achieved, so Mr. Bozotti is entitled to receive 66,667 stock awards out of the 100,000 originally granted, which shall vest as defined by the Plan one year, two years and three years, respectively, after the date of grant, provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control — see below).
      With respect to Mr. Bozotti’s 2006 stock awards, the Supervisory Board has not yet determined whether the performance criteria which condition the vesting have been met. During 2006, Mr. Bozotti exercised 62,580 stock options granted to him, but did not take up any vested stock awards or purchase or sell any of our shares.
      The exercise of stock options and the sale or purchase of shares of our stock by the members of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employee and Managing Board Stock Option Plans
      1995 Stock Option Plan. On October 20, 1995, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a stock option plan that provides for the granting to our managers and professionals of options to purchase up to a maximum of 33 million common shares (the “1995 Stock Option Plan”). We granted options to acquire a total of 31,561,941 shares pursuant to the 1995 Stock Option Plan as indicated.

      The description of our 1995 stock option plans as indicated in the following table, takes into consideration the 2:1 stock split effected on June 16, 1999 and the 3:1 stock split effected on May 5, 2000. Taking into account these stock splits, the total options outstanding as of December 31, 2006 give the right to acquire 55,611,252 common shares by our employees (including executive officers) and 714,000 common shares by members and professionals (including Supervisory Board experts and controllers) of our Supervisory Board, or a total of 56,325,252 shares.
      The term “options outstanding” means options existing as of December 31, 2006 not cancelled or exercised by their respective beneficiaries (employees and members or professionals of our Supervisory Board). Options are cancelled either because the beneficiary waives them or because the beneficiary loses the right to exercise them when leaving the company (with the exception of retirement or termination of employment pursuant to collective plans or restructurings):
1995 Plan (Employees)
October 20, 1995
Annual Shareholders’ Meeting

	Tranche 3	Tranche 4	Special Grant	Tranche 5	Special Grant	Tranche 6	Special Grant	Tranche 7

Date of Supervisory Board Meeting	July 28, 1998	Sept 16, 1999	Jan 24, 2000	June 16, 2000	Sept 18, 2000	Dec 11, 2000	Dec 18, 2000	March 1, 2001
Total Number of Shares which may be purchased	3,900,000	8,878,200	150,000	5,331,250	70,000	2,019,640	26,501	113,350
Vesting Date	July 28, 2001	Sept 16, 2002	Jan 24, 2003	June 16, 2002	Sept 18, 2002	Dec 11, 2002	Dec 18, 2002	March 1, 2003
Expiration Date	July 28, 2006	Sept 16, 2007	Jan 24, 2008	June 16, 2008	Sept 18, 2008	Dec 11, 2008	Dec 18, 2008	March 1, 2009
Exercise Price	$12.03	$24.88	$55.25	$62.01	$52.88	$50.69	$44.00	$31.65
Terms of Exercise	50% on	50% on	50% on	32% on	32% on	32% on	32% on	32% on
	July 28, 2001	Sept 16, 2002	Jan 24, 2003	June 16, 2002	Sept 18, 2002	Dec 11, 2002	Dec 18, 2002	March 1, 2003
	50% on	50% on	50% on	32% on	32% on	32% on	32% on	32% on
	July 28, 2002	Sept 16, 2003	Jan 24, 2004	June 16, 2003	Sept 18, 2003	Dec 11, 2003	Dec 18, 2003	March 1, 2004
				36% on	36% on	36% on	36% on	36% on
				June 16, 2004	Sept 18, 2004	Dec 11, 2004	Dec 18, 2004	March 1, 2005
Number of Shares to be acquired with Outstanding Options as of Dec 31, 2006	0	7,661,670	1,980	4,507,280	39,745	1,572,610	20,527	49,690
Held by Managing Board/ Executive Officers	0	398,400	0	187,000	0	0	0	0
      As of December 31, 2006 the total number of options exercised pursuant to the 1995 Stock Option Plan was 14,523,601; the number of options, which can no longer be exercised, because they have been cancelled, was 3,184,838; and the number of options outstanding, which can still be exercised, was 13,853,502. These outstanding options correspond to 13,853,502 common shares, which could be issued. No stock options have been granted pursuant to our annual shareholders’ meeting in 2005.
      2001 Stock Option Plan. At the annual shareholders’ meeting on April 25, 2001, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a stock option plan (in the form of five annual tranches) that provides for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and President and CEO is determined by our Compensation Committee, upon delegation from our Supervisory Board and since 2005 is submitted for approval by our annual shareholders’ meeting. The amount of stock options granted to other employees and for other employees is made by our Compensation Committee on delegation by our Supervisory Board and following recommendation of the sole member of our Managing Board and President and CEO. In addition, the Supervisory Board delegates each year to the sole member of our Managing Board and President and CEO the flexibility to grant up to a determined number of share awards to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

2001 Plan (Employees)
April 25, 2001
Annual Shareholders’ Meeting

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7

Date of the grant	April 27, 2001	Sept 4, 2001	Nov 1, 2001	Jan 2, 2002	Jan 25, 2002	April 25, 2002	June 26, 2002
Total Number of Shares which may be purchased	9,521,100	16,000	61,900	29,400	3,656,103	9,708,390	318,600
Vesting Date	April 27, 2003	Sept 4, 2003	Nov 1, 2003	Jan 2, 2004	Jan 25, 2003	April 25, 2004	June 26, 2004
Expiration Date	April 27, 2011	Sept 4, 2011	Nov 1, 2011	Jan 2, 2012	Jan 25, 2012	April 25, 2012	June 26, 2012
Exercise Price	$39.00	$29.70	$29.61	$33.70	$31.09	$31.11	$22.30
	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	April 27, 2003	Sept 4, 2003	Nov 1, 2003	Jan 2, 2004	Jan 25, 2003	April 25, 2004	June 26, 2004
Terms of Exercise	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	April 27, 2004	Sept 4, 2004	Nov 1, 2004	Jan 2, 2005	Jan 25, 2004	April 25, 2005	June 26, 2005
	36% on	36% on	36% on	36% on		36% on	36% on
	April 27, 2005	Sept 4, 2005	Nov 1, 2005	Jan 2, 2006		April 25, 2006	June 26, 2006
Number of Shares to be acquired with Outstanding Options as of December 31, 2006	8,112,170	16,000	50,460	25,100	3,014,612	8,549,588	142,306
Held by Managing Board/ Executive Officers	247,000	0	0	0	93,500	280,000	0
2001 Plan (Employees) (continued)
April 25, 2001
Annual Shareholders’ Meeting

	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17

Date of the grant	Aug 1, 2002	Dec 17, 2002	March 14, 2003	June 3, 2003	Oct 24, 2003	Jan 2, 2004	April 26, 2004	Sept 1, 2004	Jan 31, 2005	March 17, 2005
Total Number of Shares which may be purchased	24,500	14,400	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	Aug 1, 2004	Dec 17, 2004	March 14, 2005	June 3, 2005	Oct 24, 2005	Jan 2, 2006	April 26, 2006	Sept 1, 2006	Jan 31, 2007	March 17, 2007
Expiration Date	Aug 1, 2012	Dec 17, 2012	March 14, 2013	June 3, 2013	Oct 24, 2013	Jan 2, 2014	April 26, 2014	Sept 1, 2014	Jan 31, 2015	March 17, 2015
Exercise Price	$20.02	$21.59	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	Aug 1, 2004	Dec 17, 2004	March 14, 2005	June 3, 2005	Oct 24, 2005	Jan 2, 2006	April 26, 2006	Sept 1, 2006	Jan 31, 2007	March 17, 2007
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
Terms of Exercise	Aug 1, 2005	Dec 17, 2005	March 14, 2006	June 3, 2006	Oct 24, 2006	Jan 2, 2007	April 26, 2007	Sept 1, 2007	Jan 31, 2008	March 17, 2008
	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on
	Aug 1, 2006	Dec 17, 2006	March 14, 2007	June 3, 2007	Oct 24, 2007	Jan 2, 2008	March 14, 2008	Sept 1, 2008	Jan 31, 2009	March 17, 2009
Number of Shares to be acquired with Outstanding Options as of Dec 31, 2006	18,100	14,400	10,302,239	201,550	124,200	26,700	10,970,870	147,255	29,200	13,000
Held by Managing Board/ Executive Officers	0	0	352,000	0	31,000	0	465,000	0	0	0
      In 2005, our shareholders, at our annual shareholders’ meeting adopted the modification of our 2001 Stock Option Plan, so as to provide for the grant of up to four million unvested stock awards, instead of stock options, to our senior executives and certain of our key employees, as well as for the grant of up to 100,000 unvested stock awards to our President and CEO.
      Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board has approved the conditions, which shall apply to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2005 and during the first quarter of 2006, and to the continued presence at the defined vesting dates in 2006, 2007 and 2008, of the beneficiaries of the unvested stock awards.
      Furthermore, the Compensation Committee approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed for 2005 four million shares not including the grant of up to 100,000 shares awards to which our President and CEO may be entitled.

2006 Unvested Stock Award Plan
      In 2006, our shareholders at our annual shareholders’ meeting approved the grant of up to five million unvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 Unvested Stock Awards to our President and CEO. Up to 4,916,640 shares have been awarded under such Plan as of December 31, 2006, out of which up to 4,798,210 remain outstanding but unvested as of December 31, 2006.
      Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board has approved the conditions which shall apply to the vesting of such awards. These conditions relate both to our financial performance, meeting certain defined criteria in 2006, and to the continued presence at the defined vesting dates in 2007, 2008 and 2009 of the beneficiaries of the unvested stock awards.
      Furthermore, the Compensation Committee approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed for 2006 five million shares, not including the grant of up to 100,000 share awards to which our President and CEO may be entitled.

2005 Unvested Stock Award Plan
      In 2005, our shareholders at our annual shareholders’ meeting approved the grant of up to four million unvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 Unvested Stock Awards to our President and CEO. Up to 4,159,915 shares have been awarded under such Plan as of December 31, 2006, out of which up to 1,993,444 remain outstanding but unvested as of December 31, 2006.

Supervisory Board Stock Option Plans
      1996 Stock Option Plan for members and professionals of the Supervisory Board. In June 1996, the annual shareholders’ meeting approved the granting to members and professionals of the Supervisory Board of options to purchase approximately 400,500 of our common shares over a period of three years, beginning in 1996 (the “1996 Stock Option Plan”).
      Under this plan, no options were outstanding as of December 31, 2006.
      1999 Stock Option Plan for members and professionals of the Supervisory Board. The 1996 Plan was renewed in 1999 for a three-year period expiring on December 31, 2001 (the “1999 Stock Option Plan”), providing for the grant of at least the same number of options as were granted during the 1996-1999 period.
      2002 Stock Option Plan for members and professionals of the Supervisory Board. A 2002 Plan was adopted on March 27, 2002 (the “2002 Stock Option Plan”). Pursuant to this 2002 Plan, the annual shareholders’ meeting authorized the grant of 12,000 options per year to each of the members of our Supervisory Board during the course of his three-year tenure (during the three-year period from 2002-2005), and of 6,000 options per year to all of the professionals. Pursuant to the 1996, 1999, and 2002 Plans, stock options for the subscription of 1,219,500 shares were already granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of our Supervisory Board under the 1996, 1999, and 2002 Stock Option Plans as shown in the table below:
1996, 1999, and 2002 Plans
(for Supervisory Board Members and Professionals)

	June 24, 1996	May 31, 1999			March 27, 2002
Date of Annual
Shareholders’ Meeting	Tranche 3	Tranche 1	Tranche 2	Tranche 3	Tranche 1	Tranche 2	Tranche 3

Date of the grant	July 28, 1998	Sept 16, 1999	June 16, 2000	April 27, 2001	April 25, 2002	March 14, 2003	April 26, 2004
Total Number of Shares which may be purchased	103,500	207,000	103,500	112,500	132,000	132,000	132,000
Vesting Date	July 28, 1999	Sept 16, 2000	June 16, 2001	April 27, 2002	May 25, 2002	April 14, 2003	April 26, 2004
Expiration Date	July 28, 2006	Sept 16, 2007	June 16, 2008	April 27, 2011	April 25, 2012	March 14, 2013	April 26, 2014
Exercise Price	$12.03	$24.88	$62.01	$39.00	$31.11	$19.18	$22.71
	All exercisable	All exercisable	All exercisable	All exercisable	All exercisable	All exercisable	All exercisable
Terms of Exercise	after 1 year	after 1 year	after 1 year	after 1 year	after 1 year	after 1 year	after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2006	0	153,000	90,000	99,000	120,000	120,000	132,000

      As of December 31, 2006 options to purchase a total of 342,000 common shares were outstanding under the 1996 and 1999 Stock Option Plans. At the same date, options to purchase 372,000 common shares were outstanding under the 2002 Supervisory Board Stock Option Plan.
      2005 Stock-based Compensation Plan for members and professionals of the Supervisory Board. Our 2005 annual shareholders’ meeting approved the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals instead of a stock option plan. The 2005 Plan has the following terms and conditions:

•	a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares per year for each professional of the Supervisory Board; and

•	at a price per share of €1.04 per share, the nominal value of ST shares.
      In 2005, 66,000 shares have been granted to the beneficiaries under such plan, out of which 34,000 were outstanding as of December 31, 2006.
      In 2006, 66,000 shares have been granted to the beneficiaries under such plan, out of which 51,000 were outstanding as of December 31, 2006.
      The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock Based Compensation Plan. See Note 16.6 to our Consolidated Financial Statements.

	2005	2006

Total number of Shares which may be purchased	34,000	51,000
Expiration date	October 25, 2015	April 29, 2016

Terms of Exercise
      Summary of Stock Options and Share Awards. The following tables summarize the number of options and awards authorized but remaining to be granted, the number of options and awards exercised, the number of options and awards cancelled and the number of options and awards outstanding as of December 31, 2006 for employees and Supervisory Board members.

	Employees

					Total
			2001		(stock options
			Amended		and stock
	1995 Plan	2001 Plan	Plan	2006 Plan	awards)

Remaining amount authorized to be granted	0	0	0	301,790	301,790
Amount exercised (stock options) or vested (stock awads)	14,523,601	10,050	637,109	0	15,170,760
Amount cancelled	3,184,838	5,966,383	1,529,362	118,430	10,799,013
Amount outstanding	13,853,502	41,757,750	1,993,444	4,798,210	62,402,906

	Supervisory Board

	1996	1999	2002	2005	Total

Remaining amount authorized to be granted	0	0	0	0	0
Amount exercised or vested for 2005 plan	328,500	18,000	0	17,000	363,500
Amount cancelled	72,000	63,000	24,000	30,000	189,000
Amount outstanding	0	342,000	372,000	85,000	799,000
      We currently hold 12,762,891 treasury shares that we may grant to those employees who become eligible to the vested stock attributed to them in 2005 or 2006, or which may be attributed in the future. We also may repurchase additional common shares without additional shareholder approval for distribution to our employees pursuant to employee stock award compensation plans.
      The implementation of our Stock Based Compensation Plan for Employees are subject to periodic proposals from our Managing Board to our Supervisory Board, and recommendations by the Compensation Committee of our Supervisory Board.

Employees
      The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

	At December 31,

	2006	2005	2004

France	10,660	10,330	9,990
Italy	10,320	10,500	10,940
Rest of Europe	1,580	1,550	1,660
United States	3,280	3,120	3,180
Malta and Morocco	7,330	6,900	7,200
Asia	18,600	17,600	16,530

Total	51,770	50,000	49,500

	At December 31,

	2006	2005	2004

Research and Development	10,300	9,700	9,800
Marketing and Sales	2,850	2,880	2,850
Manufacturing	33,420	32,400	32,150
Administration and General Services	2,600	2,550	2,400
Divisional Functions	2,600	2,470	2,300

Total	51,770	50,000	49,500

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
Major Shareholders
      The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of December 31, 2006:

	Common Shares Owned

Shareholders(1)	Number	%

STMicroelectronics Holding II B.V. (“ST Holding II”)	250,704,754	27.5
Public	553,818,764	60.8
Brandes Investment Partners	92,871,524	10.2
Treasury shares	12,762,891	1.4

(1)	At the end of 2004, Capital Group International, Inc. owned more than 5% of our share capital. As of December 31, 2006, Capital Group International, Inc. no longer held more than 5% of our share capital and is, consequently, no longer one of our major shareholders.
      Our principal shareholders do not have different voting rights from those of our other shareholders.
      ST Holding II is a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”). As of December 31, 2006, FT1CI (the “French Shareholder”) and a consortium of Italian shareholders (the “Italian Shareholders”) made up of CDP and Finmeccanica directly held 50% each in ST Holding based on voting rights. CDP held 30% in ST Holding and Finmeccanica held 20% in ST Holding based on voting rights. The indirect interest of FT1CI and the Italian Shareholders is split on a 50%-50% basis. Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI indirectly held 99,318,236 of our common shares, representing 10.9% of our issued share capital as of December 31, 2006, CDP indirectly held 91,644,941 of our common shares, representing 10.1% of our issued share capital as of

December 31, 2006 and Finmeccanica indirectly held 59,741,577 of our common shares, representing 6.6% of our issued share capital as of December 31, 2006. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of respectively FT1CI, CDP and Finmeccanica, will decrease or, as the case may be, increase the indirect interest of respectively FT1CI, CDP and Finmeccanica in our issued share capital. FT1CI was formerly a jointly held company set up by Areva and France Telecom to control the interest of the French shareholders in ST Holding. Following the transactions described below, Areva is currently the sole shareholder of FT1CI. Areva (formerly known as CEA-Industrie) is a corporation controlled by the French atomic energy commission. Areva is listed on Euronext Paris in the form of Investment Certificates. CDP is an Italian corporation 70% owned by the Italian Ministero dell’Economia e delle Finanze (the “Ministry of Economy and Finance”) and 30% owned by a consortium of 66 Italian banking foundations. Finmeccanica is a listed Italian holding company majority owned by the Italian Ministry of Economy and Finance and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario (“MTA”) and is included in the S&P/ MIB 30 stock index.
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

	Common Shares Owned

	Number	%

December 31, 2006	250,704,754	27.5
December 31, 2005	250,704,754	27.6
December 31, 2004	278,483,280	30.8
      Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CDP, FT1CI or Finmeccanica may come at any time.
      The chart below illustrates the shareholding structure as of December 31, 2006:

(1)	FT1CI owns 50% of ST Holding and indirectly holds 99,318,236 of our common shares.

(2)	Not a legal entity, purely for illustrative purposes.

(3)	CDP and Finmeccanica own 50% of ST Holding and indirectly hold 91,644,941 and 59,741,577 of our common shares, respectively.

(4)	CDP owns 30% of ST Holding, while Finmeccanica owns 20% of ST Holding.

(5)	The 71.1% owned by the public includes the 10.2% shareholding of Brandes Investment Partners.

(6)	ST Holding II owns 27.5% of our shares, the Public owns 71.1% of our shares and we hold the remaining 1.4% as Treasury Shares.
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
      On July 30, 2002, France Telecom issued €442.2 million aggregate principal amount of 6.75% notes due August 6, 2005, mandatorily exchangeable into our existing common shares held by France Telecom (the “2002 Notes”). On August 6, 2005, the mandatory exchangeable notes reached maturity. We were informed that the exchange ratio was 1.25 of our common shares per each €20.92 principal amount of notes, which resulted in the disposal by France Telecom of approximately 26.4 million of our currently existing common shares, representing the totality of the shares held by France Telecom in our company. Following this disposition, France Telecom is no longer a shareholder of FT1CI or an indirect shareholder (through ST Holding and ST Holding II) of our company. Since August 5, 2005, France Telecom is no longer one of our indirect shareholders, following the conversion of convertible notes issued in 2001 and 2002 into approximately 56.4 million of our common shares to institutional investors.
      On August 12, 2003, Finmeccanica Finance, a subsidiary of Finmeccanica, issued €438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the “Finmeccanica Notes”). On September 1, 2003, Finmeccanica Finance issued an additional €62,675,000 aggregate principal amount of Finmeccanica Notes, raising the issue size to €501,400,000. The Finmeccanica Notes have been exchangeable at the option of the holder since January 2, 2004 into up to 20 million of our existing common shares held by ST Holding II, or 2.3% of our then-outstanding share capital. The Finmeccanica Notes have an initial exchange ratio of 39.8883 shares per note. As of December 31, 2006, none of the Finmeccanica Notes had been exchanged for our common shares.
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
      Pursuant to the terms of the STH Shareholders’ Agreement and for the duration of such agreement, FT1CI, on the one hand, and Finmeccanica/ CDP, on the other hand, have agreed to maintain equal interests in our share capital. See further details below.

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

Standstill
      The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding and ST Holding II.

Corporate Governance
      The STH Shareholders’ Agreement provides for a balanced corporate governance of the indirect interests in us between FT1CI and Finmeccanica (references to Finmeccanica now include the stake transferred to CDP, as well as CDP, and together with FT1CI, the “STH shareholders”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” is defined as (i) a period through March 17, 2008, provided that each of Areva (or its assignees) on the one hand and Finmeccanica or CDP on the other hand own at all times a voting stake at least equal to 9.5% of our issued and outstanding shares, and (ii) subject to the aforementioned condition, thereafter as long as each STH shareholder at any time, including as a result of the exercise of the “Rebalancing Option” (as defined below), owns a voting stake equal to at least 47.5% of the total voting stakes. During the Balance Period, each of FT1CI and Finmeccanica (together with CDP) has an option to rebalance their shareholdings, referred to as the “Rebalancing Option”, as further described below.
      During the Balance Period, the STH shareholders agree that the holding company will have a managing board comprised of two members (one member designated by FT1CI, and one designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders’ Pact as described below) and a supervisory board comprised of eight members (four designated by FT1CI and four designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders’ Pact as described below). In November 2006, FT1CI, CDP and Finmeccanica decided to reduce the number of members of the supervisory board from eight to six (three designated by FT1CI and three designated by common agreement of Finmeccanica and CDP). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between Finmeccanica and CDP on the one hand and FT1CI on the other hand. The current Chairman is Mr. Gilbert Lehmann (following the resignation of Mr. Gérald Arbola in November 2006). The parties agreed that the next chairman of the supervisory board of the holding company will be appointed by the Italian Shareholders.
      During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of our Supervisory Board, and that of the holding company; (iii) information by our Managing Board and by our Supervisory Board, and those of the holding company; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and those of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and Finmeccanica or STMicroelectronics N.V. and FT1CI, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.
      As regards STMicroelectronics N.V. during the Balance Period: (i) each of the STH shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our annual shareholders’ meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH shareholders will cause the holding company to submit to our annual shareholders’ meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our annual shareholders’ meeting. The STH shareholders also agreed that the Chairman of our Supervisory Board will be designated upon proposal of an STH shareholder for a three-year term, and the Vice Chairman of our Supervisory Board will be designated upon proposal of the other STH shareholder for the same period, and vice-versa for the following three-year term. The STH shareholders further agreed that the STH shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH shareholder proposing the appointment of the Vice Chairman be entitled to propose the appointment of the Secretary of our Supervisory Board. Finally, each STH shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of our Supervisory Board.
      In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders’ resolution of the holding company, which shall require the unanimous approval of the STH shareholders: (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in our authorized share capital or issue by us of new shares and/or of any financial instrument giving rights to subscribe for our common shares; any acquisition or disposal by the holding company of our shares and/or any right to subscribe for our common shares; any modification to the rights attached to our common shares; any merger, acquisition or joint venture agreement to which we are or are proposed to be a party; and any other items on the agenda of our general shareholders’ meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of our annual accounts or those of the holding company or a resolution concerning a dividend distribution by us.
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

(iii) Any decision to vote our shares held by the holding company at any shareholders’ meeting of our shareholders with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders’ meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

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

Change of Control Provision
      The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and Finmeccanica, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

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

Preference Shares
      On May 31, 1999, our shareholders approved the creation of preference shares that entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions. On the same day, in order to protect ourselves from a hostile takeover or similar action, we entered into an option agreement with ST Holding II, as amended, which provided that up to a maximum of 540,000,000 preference shares would be issued to ST Holding II upon its request and subject to the adoption of a resolution by our Supervisory Board giving its consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. On November 27, 2006, our Supervisory Board decided to authorize us to terminate the May 31, 1999 option agreement, as amended, and to enter into a new option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”). Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of our Company and our major shareholders. Our Supervisory Board approved the new option agreement to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. The May 31, 1999 option agreement, as amended, was terminated by mutual consent by ST Holding II and us on February 7, 2007 and the new option agreement we concluded with the Stichting became effective on that date.
      The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares, the same number as the May 31, 1999 option agreement, as amended. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.
      No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the requirements of our Articles of Association, see “Item 10. Additional Information — Memorandum and Articles of Association — Share Capital as of December 31, 2006 — Issuance of Shares, Preemptive Rights and Preference Shares (Article 4)”.

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

Statutory Considerations
      As is the case with other companies controlled by the French government, the French government has appointed a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of the Industry. FT1CI is subject to certain points of the Decree of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures. The effect of these provisions may be that the decisions taken by us and our subsidiaries that, by the terms of the STH Shareholders’ Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.
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
      One of the members of our Supervisory Board is the Chairman and CEO of France Telecom, one is a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings plc and a non-executive director of Soitec, and one is member of the Supervisory Board of BESI. France Telecom and its subsidiaries supply certain services to our Company and Thomson is one of our strategic customers. We believe that these transactions are made on an arms-length basis in line with market practices and conditions.
      We have certain licensing agreements with ARM, which we believe are made on an arms-length basis in line with market practices and conditions. Our transactions with Soitec and BESI are also conducted on an arms length basis.

Item 8.	Financial Information
Financial Statements
      Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.
Legal Proceedings
      As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology”.
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
      On October 15, 2004, SanDisk filed a complaint against us with the United States International Trade Commission (the “ITC”) with respect to certain NAND memory products, alleging patent infringement and seeking an order excluding our NAND products from importation into the United States. On November 15, 2004, the ITC instituted an investigation against us in response to the complaint. On October 19, 2005, Administrative Law Judge Paul J. Luckern, in his Initial Determination, ruled that our NAND products do not infringe on the asserted SanDisk patent, and that there was no violation of Section 337 of the U.S. Tariff Act of 1930 (“Section 337”). On December 5, 2005, the ITC confirmed the Initial Determination. SanDisk appealed the ITC decision to the United States Court of Appeals for the Federal Circuit which affirmed the ITC decision without opinion on March 6, 2007.
      On October 15, 2004, SanDisk also filed a complaint for patent infringement, and declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. On January 20, 2005, the court issued an order granting our motion to dismiss the declaratory judgment causes of action. SanDisk has appealed the order of dismissal to the United States Court of Appeals for the Federal Circuit.
      On February 4, 2005, we filed two complaints for patent infringement against SanDisk with the United States District Court for the Eastern District of Texas. The complaints allege that SanDisk products infringe seven of our U.S. patents. On April 22, 2005, SanDisk filed a counterclaim against us alleging that our products infringe two SanDisk patents. On January 12, 2007, the District Court Judge ruled in favor of SanDisk in the first case, finding non-infringement of our asserted patent. We are considering whether to appeal this decision. In the second case, the District Court Judge has ordered mediation between SanDisk and us to take place prior to the trial which is currently scheduled for the second quarter of 2007.
      On October 14, 2005, we filed a complaint against SanDisk and its current CEO Dr. Eli Harari before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, assignment of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. We are the successor to Waferscale Integration, Inc. by merger. On January 17, 2007, the State of California Court of Appeals ordered that the case be transferred to the Superior Court of California, County of Santa Clara where it is currently pending.
      On January 10, 2006, SanDisk filed a complaint against us with the ITC with respect to certain NAND and NOR memory products, alleging patent infringement of three SanDisk patents and seeking an order excluding our NAND and NOR products from importation into the United States. In May 2006, SanDisk voluntarily dismissed one of the three patents asserted in the ITC action. The trial was held in Washington D.C. from December 4 to December 14, 2006. All post trial briefs have been filed. The ITC, along with us, is advocating no violation of Section 337. The administrative law judge’s Initial Determination will be issued by June 1, 2007 and the ITC’s review of the Initial Determination will be completed by October 1, 2007.
      SanDisk filed corresponding federal court actions to the two ITC complaints in the United States District Court for the Northern District of California. Those actions have been consolidated and stayed pending the final determination of the ITC investigations.
      We are also a party to legal proceedings with Tessera.
      On January 31, 2006, Tessera filed suit and added us as a co-defendant, along with several other semiconductor companies, to a lawsuit previously filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion Inc. in the United States District Court for the Northern District of California. Tessera is claiming that our BGA packages practice certain technology and patents owned by Tessera, and that we are liable for royalties. Trial is currently scheduled for the first quarter of 2008. We recently filed, together with our co-defendants, a request for reexamination by the United States Patent and Trademark Office of all patents being asserted by Tessera in the lawsuit.
      On September 15, 2006, we filed a criminal complaint with the Public Prosecutor in Lugano, Switzerland following the discovery by our management in 2006 of a fraud perpetrated by our former treasurer, who retired at the end of 2005, relating to certain foreign exchange transactions that took place from 1998 until the end of 2005. Following such complaint, our former treasurer was arrested and charged in November 2006, along with three individuals not employed by us. We are currently actively pursuing the recovery of the amounts that had been illegally misappropriated.

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
      Our policies generally cover a twelve-month period. They are subject to certain terms and conditions, exclusions and limitations, generally in line with prevailing conditions, exclusions and limitations, in the insurance market. Pursuant to such conditions, risks such as terrorism, earthquake, fire, floods and loss of production, may not be fully insured and we may not, in the event of a claim under a policy, receive an indemnification from our insurers commensurate with the full amount of the damage we have incurred. Furthermore, our product liability insurance covers physical and direct damages, which may be caused by our products, however, immaterial, non-consequential damages resulting from failure to deliver or delivery of defective products are not covered because such risks are considered to occur in the ordinary course of business and cannot be insured. We may decide to subscribe for excess coverage in addition to the coverage provided by our standard policies. If we suffer damage or incur a claim, which is not covered by one of our corporate insurance policies, this may have a material adverse effect on our results of operations.
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
      The obligation to report our Consolidated Financial Statements under IFRS will require us to prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting could materially increase the complexity of our investor communications. The main potential areas of discrepancy concern capitalization and later amortization of development expenses required under IFRS and the accounting for compound financial instruments.
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

      The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend. This policy was discussed at our 2005 annual shareholders’ meeting. See “Item 10. Additional Information — Memorandum and Articles of Association — Articles of Association — Distribution of Profits (Articles 37, 38, 39 and 40)”.
      Upon the approval of our Supervisory Board, we plan to announce the proposed agenda for our upcoming annual shareholders’ meeting and the amount of the cash dividend with respect to the year ended December 31, 2006.
      In the past five years, we have paid the following dividends:

•	On April 27, 2006, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2005 of $0.12 per share payable to Dutch Registry Shareholders of record on May 22, 2006 and New York Registry Shareholders as of May 24, 2006. This dividend was approximately 40% of our earnings in 2005.

•	On March 18, 2005, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2004 of $0.12 per share payable to Dutch Registry Shareholders of record on May 23, 2005 and New York registry shareholders as of May 25, 2005. This dividend was approximately 18% of our earnings in 2004.

•	On April 23, 2004, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2003 of $0.12 per share payable to Dutch Registry shareholders of record on May 21, 2004 and New York registry shareholders as of May 26, 2004. This dividend was approximately 42% of our earnings for 2003.

•	In 2003, we paid a cash dividend with respect to the year ended December 31, 2002 of $0.08 per share. This dividend was approximately 17% of our earnings for 2002.

•	In 2002, we paid a cash dividend with respect to the year ended December 31, 2001 of $0.04 per share. This dividend was approximately 14% of our earnings for 2001.
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

Euronext Paris(1)

	Average Daily Trading
	Volumes
			Price Ranges
	Number of
Calendar Period	Shares	Capital	High	Low

		(€)	(€)	(€)
Annual Information for the Past Five Years
2002			39.70	11.10
2003			24.74	15.20
2004			23.81	13.25
2005			15.81	10.83
2006			16.56	11.34
Quarterly Information for the Past Two Years
2005
First quarter			14.47	12.38
Second quarter			13.71	10.83
Third quarter			15.17	12.58
Fourth quarter			15.81	13.21
2006
First quarter			16.56	13.98
Second quarter			15.97	11.82
Third quarter			13.91	11.34
Fourth quarter			14.45	13.03
Monthly Information for the Past 18 Months
2005
September	4,864,941	67,454,878	14.52	13.01
October	5,057,766	70,267,543	14.82	13.21
November	4,984,709	72,487,638	15.19	13.40
December	3,947,090	61,022,011	15.81	15.02
2006
January	6,316,739	99,311,771	16.56	15.03
February	5,298,108	78,369,620	15.43	14.22
March	6,951,076	101,914,860	15.49	13.98
April	6,521,910	99,578,697	15.97	14.51
May	6,408,609	86,134,611	14.92	12.36
June	5,591,297	69,327,001	13.11	11.82
July	5,547,263	66,749,417	12.82	11.34
August	4,328,541	52,985,109	13.20	11.38
September	6,107,356	79,814,418	13.91	12.35
October	5,944,635	80,676,802	14.24	13.03
November	5,187,519	71,998,052	14.45	13.20
December	4,750,629	66,096,256	14.36	13.38
2007
January	6,022,753	86,746,809	15.00	13.57
February	5,135,836	74,885,620	15.31	14.13
March (through March 9, 2007)	6,577,348	94,366,147	14.75	14.02

Sources: Reuters (for monthly high and low prices) and Bloomberg (for average daily trading volumes at average closing prices).

Borsa Italiana (Milan)(1)

	Average Daily Trading
	Volumes
			Price Ranges
	Number of
Calendar Period	Shares	Capital	High	Low

		(€)	(€)	(€)
Annual Information for the Past Five Years
2002			39.65	11.09
2003			24.75	15.21
2004			23.81	13.25
2005			15.82	10.82
2006			16.55	11.33
Quarterly Information for the Past Two Years
2005
First quarter			14.48	12.37
Second quarter			13.71	10.82
Third quarter			15.18	12.59
Fourth quarter			15.82	13.21
2006
First quarter			16.55	13.99
Second quarter			15.94	11.81
Third quarter			13.92	11.33
Fourth quarter			14.46	13.07
Monthly Information for the Past 18 Months
2005
September	13,187,754	183,520,785	14.52	13.00
October	13,057,791	181,424,948	14.79	13.21
November	11,546,608	167,933,867	15.20	13.42
December	9,162,791	141,711,726	15.82	15.00
2006
January	13,055,279	205,085,378	16.55	15.05
February	9,938,177	146,977,188	15.43	14.21
March	11,358,887	166,535,110	15.49	13.99
April	11,466,922	175,035,563	15.94	14.52
May	10,073,843	135,548,140	14.92	12.40
June	8,157,664	101,218,438	13.11	11.81
July	8,726,601	105,018,826	12.82	11.33
August	8,251,367	100,977,598	13.20	11.38
September	11,221,327	146,557,480	13.92	12.35
October	12,183,594	165,369,033	14.25	13.07
November	11,129,232	154,443,388	14.46	13.19
December	8,004,114	111,322,904	14.36	13.37
2007
January	10,773,375	155,258,040	15.00	13.63
February	9,588,295	140,184,233	15.32	14.13
March (through March 9, 2007)	10,410,714	149,396,724	14.76	14.02

Sources: Reuters (for monthly high and low prices) and Bloomberg (for average daily trading volumes at average closing prices).

New York Stock Exchange

	Average Daily Trading
	Volumes
			Price Ranges
	Number of
Calendar Period	Shares	Capital	High	Low

		(U.S.$)	(U.S.$)	(U.S.$)
Annual Information for the Past Five Years
2002			35.81	11.00
2003			28.67	16.67
2004			29.90	16.36
2005			19.47	13.96
2006			19.90	14.55
Quarterly Information for the Past Two Years
2005
First quarter			19.47	16.13
Second quarter			16.85	13.96
Third quarter			18.34	15.58
Fourth quarter			18.86	15.98
2006
First quarter			19.90	16.67
Second quarter			19.60	14.83
Third quarter			17.79	14.55
Fourth quarter			18.82	16.50
Monthly Information for the Past 18 Months
2005
September	914,219	15,613,946	17.77	16.27
October	1,100,181	18,353,219	17.63	15.98
November	909,276	15,600,448	17.75	16.15
December	715,167	13,095,423	18.86	17.86
2006
January	1,121,390	21,417,428	19.90	18.23
February	720,832	12,742,785	18.58	16.90
March	805,387	14,168,858	18.58	16.67
April	967,905	18,144,658	19.60	18.11
May	939,291	16,209,172	18.76	16.00
June	854,141	13,431,366	16.76	14.83
July	885,240	13,474,681	16.28	14.55
August	786,000	12,346,351	16.97	14.59
September	1,215,410	20,286,408	17.79	15.75
October	1,363,027	23,423,624	17.82	16.50
November	1,753,133	31,380,252	18.66	16.91
December	1,453,165	26,690,282	18.82	17.85
2007
January 2007	1,611,140	30,090,456	19.40	17.97
February	1,901,586	36,437,396	20.18	18.40
March (through March 9, 2007)	1,903,501	35,818,453	19.25	18.41

Sources: Reuters (for monthly high and low prices) and Bloomberg (for monthly average daily trading volumes at average closing prices).
      At December 31, 2006, there were 897,395,042 common shares outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities and (iii) 12,762,891 common shares repurchased in 2001 and 2002. Of the 897,395,042 common shares outstanding as of December 31, 2006, 76,669,364 or 9% were registered in the common share registry maintained on our behalf in New York and

593,019,157 or 66% of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.
Market Information

Euronext

General
      On September 22, 2000, upon successful completion of an exchange offer, the Paris-BourseSBF SA, or the “SBF”, the Amsterdam Stock Exchange and the Brussels Stock Exchange merged to create Euronext, the first pan-European stock exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V. (“Euronext”), a Dutch holding company, and the Portugal Exchange was included in Euronext in January 2002. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA (“Euronext Paris”). Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms but remain listed on their local exchanges. “NSC” is the common Euronext platform for trading and “Clearing 21” for clearing. In addition, Euronext, through Euroclear, anticipates, but not before 2008, implementation of central settlement and custody structure over a common system. In January 2002, Euronext acquired the London International Financial Futures and Options Exchange (“LIFFE”), London’s derivatives market and created Euronext.liffe. Euronext.liffe is the international derivatives business of Euronext, comprising the Amsterdam, Brussels, Lisbon, London and Paris derivatives markets. Euronext.liffe creates a single market for derivatives, by bringing all its derivatives products together on the one electronic trading platform, LIFFE CONNECTR.

Euronext Paris
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
      Our shares have been listed on the Premier Marché of Euronext Paris since July 2001 and are now listed on compartment A of Eurolist. In accordance with Euronext Paris rules, the shares issued by domestic and other companies listed on Euronext are classified in capitalization compartments. The shares of listed companies are distributed between three capitalization compartments, according to the criteria set by Euronext Paris:

•	Compartment A comprises the companies with market capitalizations above €1 billion;

•	Compartment B comprises the companies with market capitalizations from €150 million and up to and including €1 billion; and

•	Compartment C comprises the companies with capitalizations below €150 million.
      Our common shares are listed on the compartment A under the ISIN Code NL0000226223.
      Securities listed on Euronext Paris are placed in one of two categories (Continu or Fixing) depending on the volume of transactions. Our common shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security of a listed company on a regulated market of Euronext Paris in the Continu category is 2,500 trades.
      Securities listed on Eurolist are traded through providers of investment services (investment companies and other financial institutions). The trading of our common shares takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:25 p.m. to 5:30 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:30 p.m. (Paris time). From 5:30 p.m. to 5:40 p.m. (Paris time) (“trading at last phase”), transactions are executed at the closing price. Any trade effected after the close of a stock exchange session will be recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily official price list that includes price information on each listed security. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities. Any trade of a security that occurs outside trading hours is effected at a price within a range of 1% of the closing price for that security.
      Trading in the listed securities of an issuer may be suspended by Euronext Paris if a quoted price exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from a reference price, Euronext may suspend trading (for the portion of the orders which would be traded outside of the 10% threshold) for up to four minutes. The reference price is usually the opening price, or, with respect to the first quoted price of the given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris to take into account available information. Further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first trading suspension. If the quoted price of a Continu security varies by more than 2% from the last quoted price, trading may be suspended for up to four minutes. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Autorité des marchés financiers (the “AMF”) (the regulatory authority over French stock exchanges) may also suspend trading.
      All trades of securities listed on Eurolist are performed on a cash-settlement basis on the third trading day after the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (Service à Réglement Différé or “SRD”) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is reserved for securities which have both a total market capitalization of at least €1 billion and represent a minimum daily trading volume of €1 million and which are normally cited on a list published by Euronext Paris. Investors in securities eligible for the SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our common shares are eligible for the SRD.
      Ownership of securities traded on a deferred settlement basis belongs to the market intermediary (in whose account they are registered at the date set by market rules) pending registration in the buyer’s account. According to the rules of Euronext Paris, the market intermediary is entitled to the dividends and coupons pertaining to the securities he has full title, provided he is responsible for paying the buyer, when the settlement matured, the exact cash equivalent of the rights received.
      Prior to any transfer of securities held in registered form on Eurolist, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France SA (“Euroclear”), a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist are cleared through Clearing 21, a common Euronext platform, and settled through Euroclear using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.
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
      A three-day rolling cash settlement period applies to all trades of equity securities in Italy effected on a regulated market. Any person, through an authorized intermediary, may purchase or sell listed securities following (i) in the case of sales, deposit of the securities; and (ii) in the case of purchases, deposit of 100% of such securities’ value in cash, or deposit of listed securities or government bonds of an equivalent amount. No “closing price” is reported for the electronic trading system, but an “official price” for each security calculated as a weighted average of all trades effected during the trading day net of trades executed on a “cross order” basis, and a “reference price” for each security calculated as a weighted average of the last 10% of the trades effected during such day net of trades executed on a “cross order” basis are published daily.
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
      Italian law requires that trading of equity securities, as well as any other investment services, may be carried out vis-à-vis the public on a professional basis by SIMS, banks and certain types of finance companies. In addition, banks and investment firms organized in any member state of the EU are permitted to operate in Italy either on a branch or on a cross-border basis provided that the intent of such bank or investment firm is communicated to CONSOB and the Bank of Italy by the competent authorities of the member state according to specific procedures. Non-EU banks and non-EU investment firms may operate in Italy subject to the specific authorization of CONSOB and the Bank of Italy.
      The settlement of Italian stock exchange transactions is facilitated by Monte Titoli, a centralized securities clearing system owned by the Italian stock exchange. Most Italian banks and certain Italian securities dealers have securities accounts with Monte Titoli and act as depositories for investors. Beneficial owners of shares may hold their interests through custody accounts with any such institution. Beneficial owners of shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those shares through such accounts.
      Participants in Euroclear and Clearstream may hold their interests in shares and transfer the shares, collect dividends, create liens and exercise their shareholders’ rights through Euroclear and Clearstream. A holder may require Euroclear and Clearstream to transfer its shares to an account of such holder with an Italian bank or any authorized broker.
      Our common shares are included in the S&P/ MIB Index. Our common shares could be removed from the S&P/ MIB Index at any time, and the exclusion or announcement thereof could cause the market price of our common shares to drop significantly.

Item 10.	Additional Information
Memorandum and Articles of Association

Applicable non-U.S. Regulations

Applicable Dutch Legislation
      We were incorporated under the law of the Netherlands by deed of May 21, 1987, and we are governed by Book 2 of the Dutch Civil Code. Set forth below is a summary of certain provisions of our Articles of Association and relevant Dutch corporate law. The summary below does not purport to be complete and is qualified in its entirety by reference to our Articles of Association and relevant Dutch corporate law.
      The summary below sets forth our current Articles of Association as most recently amended.
      We are subject to various provisions of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) (the “FMSA”) and, in particular, to the provisions summarized below.
      Unless an exemption applies, we are subject to (i) a prohibition from offering securities in the Netherlands without the publication of an approved prospectus (and the same prohibition applies for such offers in other jurisdictions of the European Economic Area (the “EEA”)); (ii) a prohibition of proceeding with any transaction in our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments, in the event where we would possess inside information; and (iii) certain restrictions (related to market manipulation) in repurchasing our shares. Furthermore we are required to inform the Dutch Authority for the Financial Markets (“Autoriteit Financiële Martken”) (the “AFM”) immediately if our issued and outstanding share capital or voting rights change by 1 percent or more since our previous notification. Other changes in our share capital or voting rights need to be notified periodically. Also, the sole member of our Managing Board and the members of our Supervisory Board (unless they have already notified pursuant to the requirements described below in “— Disclosure of Holdings”), certain of their relatives, entities closely related with them and (under certain circumstances) members of senior management must notify the AFM of all transactions conducted on their own account relating to our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments. The AFM keeps a public register of all notifications made pursuant to the FMSA. We must once a year file with the AFM a document containing or referencing all information we were required to make public over the twelve months preceding the publication of our annual accounts under securities rules (Dutch and other) to which we are subject. The provisions of the FMSA regarding statements of holdings in our share capital and voting rights are described below in “— Disclosure of Holdings”.
      Currently, there is no obligation under Dutch law for a shareholder whose interest in a company’s share capital or voting rights passes certain thresholds to launch a public offer for all or part of the outstanding shares in the share capital of the company. However, when Directive 2004/25/ EC on takeover bids (the “Takeover Directive”) will be fully implemented in the Netherlands, a shareholder who has acquired 30% of the voting rights in our shareholders’ meeting will be obliged to make a public offer for all our issued and outstanding shares. Several exemptions to the mandatory offer rule will apply.
      Full implementation of the Takeover Directive is likely to place in the first half of 2007. On May 20, 2006, the Dutch Ministry of Finance issued a temporary exemption regulation for public offers (“Tijdelijke vrijstellingsregeling overnamebiedingen”), as amended on January 1, 2007 (the “Exemption Regulation”), implementing several provisions of the Takeover Directive (but not the mandatory offer rule). The Exemption Regulation will be withdrawn once the draft legislation enters into effect.

Applicable French Legislation
      As our registered offices are based in the Netherlands, the AMF is not the competent market authority to control our disclosure obligations. The AMF General Regulation only requires that the periodic and ongoing information to be disclosed pursuant to the EU Transparency Directive and which content is controlled by the Netherlands Authority (for instance the annual, half-yearly and quarterly financial reports or any inside information) be also disclosed at the same time in France and made available on our Internet website.
      In addition, as our shares are listed on Eurolist, in France, we must (i) disclose the amount of the fees paid to its statutory auditors (pursuant to Article 222-8 of the AMF General Regulation), (ii) disclose a report on internal control procedures (pursuant to Article 222-9 of the AMF General Regulation and (iii) inform the AMF of any modification of its bylaws and articles of incorporation (pursuant to Article 223-20 of the AMF General Regulation).
      The AMF can also ask our company to disclose information relating to threshold crossings as well as information on the total number of shares and voting rights composing our capital (pursuant to Article 223-14 seq. of the AMF General Regulation). This information is then disclosed to the public by the AMF.
      Articles 241-1 to 241-6 of the AMF General Regulation on buyback programs for equity securities admitted to trading on a regulated market and transaction reporting requirements are also applicable to our company as well as Articles 611-1 to 632-1 of the AMF General Regulation on market abuse (insider dealing and market manipulation).
      As a general rule, the information disclosed to the public must be accurate, precise and fairly presented.
      Following the opening of Eurolist by Euronexttm, all financial instruments formerly traded on the Premier, the Second and the Nouveau Marché are now distributed between three capitalization compartments, A, B, and C, whose regulations are generally applicable to us. See “Item 9. Listing”.
      Other provisions of French securities regulations are not applicable to us.
      Regarding the regulation of public tender offers, articles 231-1 to 237-13 of the AMF General Regulations shall apply to our shares, except for the provisions concerning the standing offer, the mandatory filing of a tender offer and the squeeze out.

Applicable Italian Legislation
      Because our common shares are listed on the MTA, as described in “Item 9. Listing” above, we are required to publish certain information in order to comply with (i) the Financial Act and related regulations promulgated by the CONSOB and (ii) certain rules of the Borsa Italiana. These requirements are related to: (i) disclosure of price-sensitive information (such as capital increases, mergers, creation of joint subsidiaries, major acquisitions); (ii) periodic information (such as financial statements to be provided in compliance with the jurisdiction of the country of incorporation) or information on the exercise of shareholders’ rights (such as the calling of the shareholders’ meeting or the exercise of pre-emptive rights); and (iii) the publication of research, budgets and projections.
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
      Our Supervisory Board Charter, however, explicitly prohibits members of our Supervisory Board from participating in voting on matters where any such member has a conflict of interest. Our Articles of Association provide that our shareholders’ meeting must adopt the compensation of our Supervisory Board members.
      Neither our Articles of Association nor our Supervisory Board Charter have a requirement or policy that Supervisory Board members hold a minimum number of our common shares.

Compensation of our Managing Board (Article 12)
      Our Supervisory Board determines the compensation of the sole member of our Managing Board, within the scope of the compensation policy adopted by our shareholders’ meeting upon the proposal of our Supervisory Board. Our Supervisory Board will submit for approval by the shareholders’ meeting a proposal regarding the compensation in the form of shares or rights to acquire shares. This proposal sets forth at least how many shares or rights to acquire shares may be awarded to our Managing Board and which criteria apply to an award or a modification.

Compensation of our Supervisory Board (Article 23)
      Our shareholders’ meeting determines the compensation of our Supervisory Board members. Our shareholders’ meeting shall have the authority to decide whether such compensation will consist of a fixed amount and/or an amount that is variable in proportion to profits or any other factor.

Information from our Managing Board to our Supervisory Board (Article 18)
      At least once per year our Managing Board shall inform our Supervisory Board in writing of the main features of our strategic policy, our general and financial risks and our management and control systems.
      Our Managing Board shall then submit to our Supervisory Board for approval:

•	our operational and financial objectives;

•	our strategy designed to achieve the objectives; and

•	the parameters to be applied in relation to our strategy, inter alia, regarding financial ratios.
      For more information on our Supervisory Board and our Managing Board, see “Item 6. Directors, Senior Management and Employees.”

Adoption of Annual Accounts and Discharge of Management and Supervision Liability (Article 25)
      Each year, our Managing Board must prepare our annual accounts, certified by one or several auditors appointed by our shareholders’ meeting, and submit them to our shareholders’ meeting for adoption within five months after the end of our financial year, unless our shareholders’ meeting has extended this period by a maximum of six months on account of special circumstances.
      Each year, our shareholders’ meeting votes whether or not to discharge the members of our Supervisory Board and of our Managing Board for their supervision and management, respectively, during the previous financial year. In accordance with the applicable Dutch legislation, the discharge of the members of our Managing Board and the Supervisory Board must, in order to be effective, be the subject of a specific resolution on the agenda of our shareholders’ meeting. Under Dutch law, this discharge does not extend to matters not disclosed to our shareholders’ meeting.

Distribution of Profits (Articles 37, 38, 39 and 40)
      Subject to certain exceptions, dividends may only be paid out of the profits as shown in our adopted annual accounts. Our profits must first be used to set up and maintain reserves required by Dutch law and our Articles of Association. Our Supervisory Board may, upon proposal of our Managing Board, also establish reserves out of our annual profits. The portion of our annual profits that remains after the establishment or maintaining of reserves is at the disposal of our shareholders’ meeting. If our shareholders’ meeting resolves to distribute profits, preference shareholders shall first be paid a dividend if any preference shares are outstanding, which will be a percentage of the paid up part of the nominal value of their preference shares. No distribution may be made to our shareholders when the equity after such distribution is or becomes inferior to the fully-paid share capital, increased by the legal reserves. The profits remaining after payment has been made to preference shareholders may be distributed to our common shareholders.
      Our shareholders’ meeting may, upon the proposal of our Supervisory Board, declare distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law. Pursuant to a resolution of our Supervisory Board, distributions adopted by the shareholders’ meeting may be fully or partially made in the form of our new shares to be issued. Our Supervisory Board may, subject to certain statutory provisions, make one or more interim distributions in respect of any year before the accounts for such year have been adopted at a shareholders’ meeting. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to us.
      For the history of dividends paid by us to our shareholders in the past five years, see “Item 8. Financial Information — Dividend Policy”.

Shareholders’ Meetings, Attendance at Shareholders’ Meetings and Voting Rights

Notice Convening the Shareholders’ Meeting (Articles 25, 26, 27, 28 and 29)
      Our ordinary shareholders’ meetings are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, the Netherlands. Extraordinary shareholders’ meetings may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend shareholders’ meetings of at least 10% of the total outstanding share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. In the event that the Managing Board or the Supervisory Board does not convene the shareholders’ meeting within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.
      We will give notice by mail to registered holders of shares of each shareholders’ meeting, and will publish notice thereof in a national daily newspaper distributed throughout the Netherlands and in at least one daily newspaper in France and Italy, where our shares are also admitted for official quotation. Such notice shall be given no later than the twenty-first day prior to the day of the meeting and shall either state the business to be considered or state that the agenda is open to inspection by our shareholders and other persons entitled to attend shareholders’ meetings at our offices.
      The notice of the shareholders’ meeting must include details on the agenda of the meeting and must indicate that the agenda may be consulted at our registered office, notwithstanding the provisions of Dutch law. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend shareholders’ meetings will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50,000,000 unless we determine that such proposal would conflict with our substantial interests.
      We are exempt from the proxy rules under the United States Securities Exchange Act of 1934. Euroclear France will provide notice of shareholders’ meetings to, and compile voting instructions from, holders of shares held directly or indirectly through Euroclear France at the request of the Company, the Registrar or the voting Collection Agent. A voting collection agent must be appointed; Netherlands Management Company B.V. acts as our voting collection agent. DTC will provide notice of shareholders’ meetings to holders of shares held directly or indirectly through DTC and the New York Transfer Agent and Registrar will compile voting instructions. In order for holders of shares held directly or indirectly through Euroclear France to attend shareholders’ meetings in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of shares held directly or indirectly through DTC to attend shareholders’ meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Transfer Agent and Registrar.

Attendance at Shareholders’ Meetings and Voting Rights (Articles 30, 31 and 33)
      Each share is entitled to one vote.
      All shareholders and other persons entitled to attend and to vote at shareholders’ meetings are entitled to attend the shareholders’ meeting either in person or represented by a person holding a written proxy, to address the shareholders’ meeting and, as for shareholders and other persons entitled to vote, to vote, subject to our Articles of Association. Our shareholders’ meeting may set forth rules regulating, inter alia, the length of time during which shareholders may speak in the shareholders’ meeting. If there are no such applicable rules, the chairman of the meeting may regulate the time during which shareholders are entitled to speak if desirable for the orderly conduct of the meeting.
      In order to exercise the aforementioned voting rights, shareholders and other persons entitled to attend shareholders’ meetings must notify us in writing of their intention to do so by the date mentioned on the notice of the annual shareholders’ meeting and at the place mentioned on the notice of the shareholders’ meeting. In addition, holders of type II shares must notify us of the number of shares they hold. Type II shares are common shares in the form of an entry in our shareholders register with issue of a share certificate consisting of a main part without dividend coupon. In addition to type II shares, type I shares are available. Type I shares are common shares in the form of an entry in our shareholders register without issue of a share certificate. Type II shares are only available should our Supervisory Board decide. Our preference shares are in the form of an entry in our shareholders register without issue of a share certificate.
      Shareholders and other persons entitled to attend shareholders’ meetings may only exercise their rights at the shareholders’ meeting for shares from which they can derive said rights both on the day referred to above and on the day of the meeting. We shall send a card of admission to the meeting to shareholders and other persons entitled to attend shareholders’ meetings who have notified us of their intention to attend. Shareholders and other persons entitled to attend meetings of shareholders may be represented by proxies with written authorization, which must be shown for admittance to the meeting. All matters regarding admittance to the shareholders’ meeting, the exercise of voting rights and the result of voting, as well as any other matters regarding the business of the shareholders’ meeting, shall be decided upon by the chairman of that meeting, in accordance with the requirements of Section 13 of the Dutch Civil Code.
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

Authority of the Shareholders’ Meeting (Articles 12, 16, 19, 25, 28 and 41)
      Our shareholders’ meeting decide upon (i) the approval of the written report of our Managing Board on the course of our business and the conduct of our affairs during the past financial year and the report of our Supervisory Board on the annual accounts; (ii) the adoption of our annual accounts and the distribution of dividends; (iii) the appointment of the members of our Supervisory Board and our Managing Board; and (iv) any other resolutions listed on the agenda by our Supervisory Board, our Managing Board or our shareholders and other persons entitled to attend shareholders’ meetings.
      Furthermore, our shareholders’ meeting has to approve resolutions of our Managing Board regarding a significant change in the identity or nature of us or our enterprise, including in any event (i) transferring our enterprise or practically our entire enterprise to a third party, (ii) entering into or canceling any long-term cooperation between us or a subsidiary (“dochtermaatschappij”) of us and any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to us, and (iii) us or a subsidiary (“dochtermaatschappij”) of us acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of our total assets according to our consolidated balance sheet and notes thereto in our most recently adopted annual accounts.
      Our Articles of Association may only be amended (and our liquidation can only be decided on) if amendments are proposed by our Supervisory Board and approved by a simple majority of the votes cast at a shareholders’ meeting at which at least 15% of the issued and outstanding share capital is present or represented. The complete proposal for the amendment (or liquidation) must be made available for inspection by the shareholders and the other persons entitled to attend shareholders’ meetings at our offices as from the day of the notice convening such meeting until the end of the meeting. Any amendment of our Articles of Association that negatively affects the rights of the holders of a certain class of shares requires the prior approval of the meeting of holders of such class of shares.

Quorum and Majority (Articles 4, 13 and 32)
      Unless otherwise required by our Articles of Association or Dutch law, resolutions of shareholders’ meetings of shareholders require the approval of a majority of the votes cast at a meeting at which at least 15% of the issued and outstanding share capital is present or represented, subject to the provisions explained below. We may not vote our common shares held in treasury. Blank and invalid votes shall not be counted.
      A quorum of shareholders, present or represented, holding at least half of our issued share capital, is required to dismiss a member of our Managing Board, unless the dismissal is proposed by our Supervisory Board. In the event of the lack of a quorum, a second shareholders’ meeting must be held within four weeks, with no applicable quorum requirement. Any decision or authorization by the shareholders’ meeting which has or could have the effect of excluding or limiting preferential subscription rights must be taken by a majority of at least two-thirds of the votes cast, if at the shareholders’ meeting less than 50% of the issued and outstanding share capital is present or represented. Otherwise such a resolution can be taken by a simple majority at a meeting or which at least 15% of the issued and outstanding share capital is represented.

Disclosure of Holdings
      Holders of our shares or rights to acquire shares (which includes options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the Dutch Financial Markets Supervision Act (the “FMSA”).
      Under Chapter 5.3 of the FMSA any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our share capital or voting rights reaches or crosses a threshold percentage must notify the AFM either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) within 4 trading days after such reporting, if this is the result of a change in our share capital or votes reported in the AFM’s public register. The threshold percentages are 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent.
      Furthermore, persons holding 5 percent or more in our voting rights or capital interest must within four weeks after December 31 notify the AFM of any changes in the composition of their interest since their last notification.

      The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii). Among others the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the shares; and (vi) the votes which a person may exercise as a proxy but in his own discretion. Special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of our shares.
      Under Section 5.48 of the FMSA, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights.
      The AFM will publish all notifications on its public website (www.afm.nl).
      Non-compliance with the notification obligations of Chapter 5.3 of the FMSA can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our shareholders’ meeting (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of not more than five years.

Share Capital as of December 31, 2006
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
      As of December 31, 2006, we had issued 910,157,933 of our common shares, representing issued share capital of approximately €947 million.
      As of December 31, 2006, 897,395,042 common shares were outstanding, not including (i) common shares issuable under our various employee stock option plans or employee unvested share plans; (ii) common shares issuable upon conversion of our outstanding convertible debt securities; and (iii) 12,762,891 million shares repurchased in 2001 and 2002, as compared to 894,424,279 common shares outstanding as of December 31, 2005. As of December 31, 2006, the book value of our common shares held by us or our subsidiaries was approximately $332 million and the face value was approximately €13 million. As of December 31, 2006 options to acquire approximately 56 million common shares were outstanding. In addition, there were approximately 7 million of non-vested shares. No preference shares are currently outstanding.
      All of our issued common shares are fully paid up. Our authorized share capital is not restricted by redemption provisions, sinking fund provisions or liability to further capital calls by the company. There are no conditions imposed by our Memorandum and Articles of Association governing changes in capital which are more stringent than is required by law.
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

Non-issued Authorized Share Capital as of December 31, 2006
      Non-issued authorized share capital, which is different from issued share capital, allows us to proceed with capital increases excluding the preemptive rights, upon our Supervisory Board’s decision, within the limits of the authorization granted by our shareholders’ meeting of April 27, 2006. Such a decision can be taken to allow us to benefit from the best conditions offered by the international capital markets in our interest and that of all of our shareholders. In the past, particularly in 1994, 1995, and 1998, we proceeded with capital increases, upon the single decision of our Supervisory Board, to accompany sales of our shares made by our shareholders. However, it is not possible to predict if we will request such an authorization again and at what time and under what conditions. The impact of any future capital increases within the limit of our authorized share capital, upon the decision of our Supervisory Board acting on the delegation granted to it by our shareholders’ meeting, cannot therefore be evaluated.

Other Securities Giving Access to Our Share Capital as of December 31, 2006
      Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the sole member of our Managing Board and our executive officers; (ii) the options giving the right to subscribe to our shares granted to the members of our Supervisory Board, its secretaries and controllers, as described in “Item 6. Directors, Senior Management and Employees”; (iii) the exchangeable bonds convertible into our shares issued by Finmeccanica Finance in August and September 2003, which are described above in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders”; (iv) our 2013 Convertible Bonds as described above; and (v) our 2016 Convertible Bonds.

Securities Not Representing Our Share Capital
      None.

Issuance of Shares, Preemptive Rights and Preference Shares (Article 4)
      Unless excluded or limited by the shareholders’ meeting or our Supervisory Board according to the conditions described below, each holder of common shares has a pro rata preemptive right to subscribe to an offering of common shares issued for cash in proportion to the number of common shares which he owns. There is no preemptive right with respect to an offering of shares for non-cash consideration, with respect to an offering of shares to our employees or to the employees of one of our subsidiaries, or with respect to preference shares.
      The shareholders’ meeting, upon proposal and on the terms and conditions set by our Supervisory Board, has the power to issue shares. The shareholders’ meeting may also authorize our Supervisory Board, for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances. Our shares cannot be issued at below par and as for our common shares must be fully paid up at the time of their issuance. Our preference shares must be paid up for at least 25% of their par value.
      The shareholders’ meeting, upon proposal by the Supervisory Board, also has the power to limit or exclude preemptive rights in connection with new issuances of shares. Such a resolution of the shareholders’ meeting must be taken with a majority of at least two-thirds of the votes cast if at such shareholders’ meeting less than 50% of the issued and outstanding share capital is present or represented. Otherwise such a resolution can be taken by a simple majority of the votes cast at a shareholders’ meeting at which at least 15% of our issued and outstanding share capital is present or represented. The shareholders’ meeting may authorize our Supervisory Board, for a period of no more than five years, to limit or exclude preemptive rights.
      Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting on April 27, 2006, our Supervisory Board has been authorized for a period of five years to resolve to (i) issue any number of common shares and/or preference shares as comprised in our authorized share capital from time to time; (ii) to fix the terms and conditions of share issuance; (iii) to exclude or to limit preemptive rights of existing shareholders; and (iv) to grant rights to subscribe for common shares and/or preference shares, all for a period of five years from the date of such annual shareholders’ meeting.
      Except as stated below, our Supervisory Board has not yet acted on its authorization to increase the registered capital to the limits of the authorized registered capital.
      Upon the proposal of our Supervisory Board, our shareholders’ meeting may, in accordance with the legal provisions, reduce our issued capital by canceling the shares that we hold in treasury, by reducing the par value of the shares or by canceling our preference shares.
      See “Item 7. Major Shareholders and Related-Party Transactions” for details on changes in the distribution of our share capital over the past three years.
      We may issue preference shares in certain circumstances. On November 27, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”), and to terminate a substantially similar option agreement dated May 31, 1999, as amended, between us and ST Holding II. On February 7, 2007, the May 31, 1999 option agreement, as amended, was terminated by mutual consent by ST Holding II and us and the new option agreement with the Stichting became effective on the same date. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares, the same number as the May 31, 1999 option agreement, as amended. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. See “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders — Shareholders’ Agreements — Preference Shares”.
      The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking action as considered hostile by our Managing Board and Supervisory Board. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our shareholder structure and our preference shares may deter a change of control”.
      No preference shares have been issued to date and therefore none are currently outstanding.

Changes to Our Share Capital and Stock Option Grants

				Cumulative		Nominal Value	Amount of
			Nominal	Amount of	Cumulative	of Increase/	Issue	Cumulative —
		Number of	Value	Capital	Number of	Reduction in	Premium	Issue Premium
Year	Transaction	Shares	(Euro)	(Euro)	Shares	Capital	(Euro)	(Euro)

March 31, 2001	Exercise of options	277,695	1.04	925,765,341	890,158,982	288,803	2,319,055	1,486,731,074
March 31, 2001	LYONs conversion	151,251	1.04	925,922,642	890,310,233	157,301	2,453,756	1,489,184,830
December 31, 2001	Exercise of options	2,062,234	1.04	928,067,365	892,372,467	2,144,723	44,383,800	1,533,568,630
December 31, 2001	LYONs conversion	6,726,714	1.04	935,063,148	899,099,181	6,995,782	114,600,190	1,648,168,820
March 30, 2002	Exercise of options	140,455	1.04	935,209,221	899,239,636	146,073	1,081,691	1,649,250,511
September 28, 2002	LYONs conversion	945	1.04	935,210,204	899,240,581	983	30,482	1,649,280,993
	Exercise of options and employee stock
September 28, 2002	purchases	601,284	1.04	935,835,540	899,841,865	625,335	10,830,842	1,660,111,835
	Exercise of options and employee stock
December 31, 2002	purchases	1,081,689	1.04	936,960,496	900,923,554	1,124,957	15,671,916	1,675,783,751
March 29, 2003	Exercise of options	91,146	1.04	937,055,288	901,014,700	94,792	404,011	1,676,187,762
	Exercise of options and employee stock
June 28, 2003	purchases	217,490	1.04	937,281,478	901,232,190	226,190	2,075,922	1,678,263,684
September 27, 2003	Exercise of options	903,283	1.04	938,220,892	902,135,473	939,414	10,857,587	1,689,121,271
December 31, 2003	Exercise of options	634,261	1.04	938,880,523	902,769,734	659,631	4,458,391	1,693,579,662
March 27, 2004	Exercise of options	1,964,551	1.04	940,923,656	904,734,285	2,043,133	9,048,811	1,702,628,473
June 26, 2004	Exercise of options	84,740	1.04	941,011,786	904,819,025	88,130	1,640,712	1,704,269,185
September 25, 2004	Exercise of options	65,990	1.04	941,080,416	904,885,015	68,630	605,542	1,704,874,727
September 25, 2004	Bonds conversion	101	1.04	941,080,521	904,885,116	105	7,006	1,704,881,733
December 31, 2004	Exercise of options	422,120	1.04	941,519,525	905,307,236	439,005	4,021,536	1,708,903,269
December 31, 2004	LYONs conversion	1,761	1.04	941,521,357	905,308,997	1,831	46,225	1,708,949,494
April 2, 2005	Exercise of options	63,270	1.04	941,587,158	905,372,267	65,801	571,525	1,709,521,019
April 2, 2005	LYONs conversion	59	1.04	941,587,219	905,372,326	61	1,448	1,709,522,467
June 2, 2005	Exercise of options	145,454	1.04	941,738,491	905,517,780	151,272	1,436,236	1,710,958,703
October 1, 2005	Exercise of options	2,079,369	1.04	943,901,035	907,597,149	2,162,544	21,629,617	1,732,651,320
December 31, 2005	Exercise of options	227,130	1.04	944,137,250	907,824,279	236,215	2,062,234	1,734,713,554
April 1, 2006	Exercise of options	201,340	1.04	944,346,644	908,025,619	209,394	2,360,525	1,737,074,079
July 1, 2006	Exercise of options	1,398,210	1.04	945,800,782	909,423,829	1,454,138	9,009,053	1,746,083,132
September 30, 2006	Exercise of options	731,904	1.04	946,561,962	910,155,733	761,180	8,447,102	1,754,530,234
December 31, 2006	Exercise of options	2,200	1.04	946,564,250	910,157,933	2,288	2,420	1,754,532,654

Liquidation Rights (Articles 42 and 43)
      In the event of our dissolution and liquidation, after payment of all debts and liquidation expenses, the holders of preference shares if issued, would receive the paid up portion of the par value of their preference shares. Any assets then remaining shall be distributed among the registered holders of common shares in proportion to the par value of their shareholdings.

Acquisition of Shares in Our Own Share Capital (Article 5)
      We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders’ equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our

Managing Board, subject to the approval of our Supervisory Board, only if the shareholders’ meeting has authorized our Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are not subject to any acquisition price conditions.
      Our Articles of Association have been amended effective as of May 5, 2000, implementing a resolution of our shareholders’ meeting held on April 26, 2000, to provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of the annual shareholders’ meeting.
      In 2001, we acquired 9.4 million of our common shares, and in May 2002, we acquired an additional 4.0 million of our common shares to fund attributions of stock options to managers and employees pursuant to our 2001 Stock Option Plan, which was adopted by our shareholders’ meeting on April 25, 2001. As a result of these two repurchases and disposals after these repurchases, as of December 31, 2006, we held 12,762,891 million of our common shares in treasury. We may in the future proceed with additional repurchases of our common shares to fund further attributions of stock-based compensation pursuant to the 2001 plan.

Changes to Our Share Capital, Stock Option Grants and Other Matters
      The following table sets forth changes to our share capital as of December 31, 2006:

						Nominal
				Cumulative		Value of	Amount of
			Nominal	Amount of	Cumulative	Increase/	Issue	Cumulative
		Number of	Value	Capital	Number of	Reduction	Premium	Issue Premium
Year	Transaction	Shares	(Euro)	(Euro)	Shares	in Capital	(Euro)	(Euro)

December 31, 2004	LYONs conversion	1,761	1.04	941,521,357	905,308,997	1,831	46,225	1,708,949,494
December 31, 2005	Conversion of bonds	59	1.04	941,521,418	905,309,056	61	1,448	1,708,950,942
December 31, 2005	Exercise of options	2,515,223	1.04	944,137,250	907,824,279	2,615,832	25,762,612	1,734,713,554
December 31, 2006	Exercise of options	2,333,654	1.04	946,564,250	910,157,933	2,427,000	19,819,100	1,754,532,654
      The following table summarizes the amount of stock options and awards authorized to be granted, exercised, cancelled and outstanding as of December 31, 2006:

	Employees

					Total
			2001		(stock options
			Amended		and stock
	1995 Plan	2001 Plan	Plan	2006 Plan	awards)

Remaining amount authorized to be granted	0	0	0	301,790	301,790
Amount exercised (stock options) or vested (stock awads)	14,523,601	10,050	637,109	0	15,170,760
Amount cancelled	3,184,838	5,966,383	1,530,112	118,430	10,799,763
Amount outstanding	13,853,502	41,757,750	1,993,444	4,798,210	62,402,906

	Supervisory Board

	1996	1999	2002	2005	Total

Remaining amount authorized to be granted	0	0	0	0	0
Amount exercised or vested for 2005 plan	328,500	18,000	0	17,000	363,500
Amount cancelled	72,000	63,000	24,000	30,000	189,000
Amount outstanding	0	342,000	372,000	85,000	799,000
      No options were granted in 2006.
      In line with the resolutions of our 2005 annual shareholders’ meeting, we have transitioned our stock-based compensation plans from stock-option grants to non-vested stock awards. Pursuant to the shareholders’ resolutions adopted by our 2006 annual shareholders’ meeting, our Supervisory Board, upon the recommendation of the Compensation Committee, approved the terms and conditions of the 2006 Supervisory Board Stock-Based Compensation Plan for members and professionals, which resulted in a $12 million charge in 2006.

      Pursuant to shareholders’ resolutions adopted by our 2006 annual shareholders’ meeting, our Supervisory Board, upon the proposal of our Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	determined that for the 2005 stock-based compensation plan, two out of the three criteria linked to the performance of our Company had been met; consequently, a maximum of approximately 2.7 million shares of the total 4.1 million shares granted are expected to vest; and

•	approved the vesting conditions, linked to our future performance and their continued service with us, to apply to non-vested stock awards granted to employees in 2006, the maximum number of which will be 5.1 million.
      We intend to use 5.1 million of our shares held by us in treasury (out of the approximately 12.8 million currently available) to cover the five million non-vested stock awards granted to our employees in 2006 as well as the granting of up to 100,000 non-vested shares to the sole member of our Managing Board that was also approved by shareholders at the 2006 annual shareholders’ meeting.
      Following these decisions, the share-based compensation plans generated a total additional charge in our income statement of 2006 of $12 million pre-tax. This charge corresponded to the compensation expense to be recognized for the non-vested stock awards from the grant date over the vesting period. The vesting of the awards depends on the following performance achievement: (i) one-third if the evolution of our sales for 2006 compared to 2005 is equal to or greater than the evolution of the sales of top ten semiconductor companies; (ii) one-third if our actual return on net assets achieved in 2006 is equal to or higher than our target as per 2006 budget and (iii) one-third if the evolution of our operating profit excluding restructuring charges as expressed as a percentage of sales for 2006 compared to 2005 is equal to or greater than the evolution of operating income excluding restructuring charges as expressed as a percentage of sales of the top ten semiconductor companies.
Limitations on Right to Hold or Vote Shares
      There are currently no limitations imposed by Dutch law or by our Articles of Association on the right of non-resident holders to hold or vote the shares.
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

      You are a “Non-resident holder of common shares” if you satisfy the following tests:

(a) you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, you have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

(b) your common shares and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment or membership of a management board (“bestuurder”) or a supervisory board (“commissaris”);

(c) your common shares do not form part of a substantial interest or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001, unless such interest forms part of the assets of an enterprise;

(d) if you are not an individual, no part of the benefits derived from your common shares is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969; and

(e) you are not an entity that is a resident in a Member State of the European Union and that is not subject to a tax on profits levied there.
      Generally, if a person holds an interest in us, such interest forms part of a substantial interest or a deemed substantial interest in us if any one or more of the following circumstances is present.

1. Such person alone or, if he is an individual, together with his partner (partner, as defined in Article 1.2 of the Dutch Income Tax Act 2001), if any, owns, directly or indirectly, a number of shares in us representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or the ownership of profit participating certificates (winstbewijzen) relating to 5% or more of our annual profit or to 5% or more of our liquidation proceeds.

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
      If you are a holder of common shares and you satisfy test a., but do not satisfy any one or more of tests b., c., d. and e., your Dutch income tax position or corporation tax position, as the case may be, is not discussed in this Form 20-F.
      If you are a Non-resident holder of common shares you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from common shares, including any capital gains realized on the disposal thereof, except if:

1. (i) you derive profits from an enterprise as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities if you are not an individual; (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands; and (iii) your common shares are attributable to such enterprise; or

2. you are an individual and you derive benefits from common shares that are taxable as benefits from miscellaneous activities in the Netherlands. You may, inter alia, derive benefits from common shares that are taxable as benefits from miscellaneous activities if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax
      Dividends distributed by us are generally subject to a withholding tax imposed by the Netherlands at a rate of 15%.

      The concept “dividends distributed by us” as used in this section “Dutch Taxation” includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•	the par value of shares issued by us to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) our general shareholders’ meeting has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our Articles of Association.
      If a Non-resident holder of common shares is resident in the Netherlands Antilles or Aruba or in a country that has concluded a double taxation treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk). A holder of common shares who receives proceeds therefrom shall not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in common shares or similar instruments, comparable to its interest in common shares prior to the time the composite transaction was first initiated.
      In addition, a Non-resident holder of common shares that is not an individual and that is resident in a Member State of the European Union is entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

1. it takes one of the legal forms listed in the Annex to the EU Parent Subsidiary Directive (Directive 90/435/ EEC, as amended) or a legal form designated by ministerial decree;

2. any one or more of the following threshold conditions are satisfied:

a. at the time the dividend is distributed by us, it holds common shares representing at least 5% of our nominal paid up capital; or

b. it has held common shares representing at least 5% of our nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by us, provided that such period ended after December 31, 2006; or

c. it is connected with us within the meaning of article 10a, paragraph 4 of the Dutch Corporation Tax Act; or

d. an entity connected with it within the meaning of article 10a, paragraph 4 of the Dutch Corporation Tax Act holds at the time the dividend is made available by us, common shares representing at least 5% of our nominal paid up capital;

3. it is subject to the tax levied in its country of residence as meant in article 2, paragraph 1, letter c of the EU Parent Subsidiary Directive (Directive 90/435/ EEC, as amended) without the possibility of an option or of being exempt; and

4. it is not considered to be resident outside the Member States of the European Union under the terms of a double taxation treaty concluded with a third State.
      The exemption from dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the Non-resident holder of common shares, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from dividend withholding tax will only be available to the beneficial owner of dividends distributed by us. If a Non-resident holder of common shares is resident in a Member State of the European Union with which the Netherlands has concluded a double taxation treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the tests under 2.a. and 2.b. above are also satisfied if such holder owns, or has owned, as the case may be, 5% of the voting rights in us.
      The convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “U.S./ NL Income Tax Treaty”) provides for an exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. In such case, a refund may be obtained of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./ NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefor.
      Reduction. If we receive a profit distribution from a qualifying foreign entity, or a repatriation of qualifying foreign branch profit, that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, we may be entitled to a reduction of the amount of Dutch dividend withholding tax that must be paid over to the Dutch tax authorities in respect of dividends distributed by us. Such reduction is the lesser of:

•	3% of the dividends paid by us in respect of which Dutch dividend withholding tax is withheld; and

•	3% of the qualifying profit distributions grossed up by the foreign tax withheld on such distributions received from foreign subsidiaries and branches prior to the distribution of the dividend by us during the current calendar year and the two preceding calendar years (to the extent such distributions have not been taken into account previously when applying this test).
      Non-resident holders of common shares are urged to consult their tax advisers regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact on such investors of our potential ability to receive a reduction as described in the previous paragraph.
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

Gift and inheritance taxes
      If you acquire common shares as a gift (in form or in substance) or if you acquire or are deemed to acquire common shares on the death of an individual, you will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

•	the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of gift or inheritance tax (as the case may be); or

•	the common shares are or were attributable to an enterprise or part of an enterprise that the donor or deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

•	the donor made a gift of common shares, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.

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
United States Federal Income Taxation
      The following discussion is a general summary of the material U.S. federal income tax consequences to a U.S. holder (as defined below) of the ownership and disposition of our common shares. You are a U.S. holder only if you are a beneficial owner of common shares:

•	that is, for U.S. federal income tax purposes, (a) a citizen or individual resident of the United States, (b) a U.S. domestic corporation or a domestic entity taxable as a corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

•	that owns, directly, indirectly or by attribution, less than 10% of our voting power or outstanding share capital;

•	that holds the common shares as capital assets;

•	whose functional currency for U.S. federal income tax purposes is the U.S. dollar;

•	that is a resident of the United States and not also a resident of the Netherlands for purposes of the U.S./NL Income Tax Treaty;

•	that is entitled, under the “limitation on benefits” provisions contained in the U.S./ NL Income Tax Treaty, to the benefits of the U.S./ NL Income Tax Treaty; and

•	that does not have a permanent establishment or fixed base in the Netherlands.
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

Dividends
      In general, you must include the gross amount of distributions paid (including the amount of any Dutch taxes withheld from those distributions) to you by us with respect to the common shares in your gross income as foreign-source taxable dividend income. A dividends-received deduction will not be allowed with respect to dividends paid by us. The amount of any distribution paid in foreign currency (including the amount of any Dutch withholding tax thereon) will be equal to the U.S. dollar value of the foreign currency on the date of actual or constructive receipt by you regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on a subsequent sale or other disposition of such foreign currency will be U.S.-source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.
      Subject to applicable limitations, Dutch taxes withheld from a distribution paid to you at a rate not exceeding the rate provided in the U.S./ NL Income Tax Treaty will be eligible for credit against your U.S. federal income tax liability. As described in “— Taxation — Dutch Taxation” above, under limited circumstances we may be permitted to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands. If we withhold an amount from dividends paid to you that we then are not required to remit to any taxing authority in the Netherlands, the amount in all likelihood would not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares generally will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” For taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category income” or in the case of certain U.S. holders, “general category income.” The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a U.S. holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. You should consult your own tax advisor to determine whether and to what extent a credit would be available to you.
      Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently at a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, “qualified dividend income” generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including either that (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States (such as the U.S./ NL Income Tax Treaty) which provides for the exchange of information. We currently believe that dividends paid by us with respect to our common shares should constitute “qualified dividend income” for U.S. federal income tax purposes; however, this is a factual matter and subject to change. You are urged to consult your own tax advisor regarding the availability to you of a reduced dividend tax rate in light of your own particular situation.

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

Passive Foreign Investment Company Status
      We believe that we will not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2006 and do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in the taxable year we pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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
      Our Articles of Association, the minutes of our annual shareholders’ meetings, reports of the auditors and other corporate documentation may be consulted by the shareholders and any other individual authorized to attend the meetings at our registered office at Schiphol Airport Amsterdam, the Netherlands, at the registered offices of the Supervisory Board in Geneva, Switzerland and at Crédit Agricole-Indosuez, 9, Quai du Président Paul-Doumer, 92400 Courbevoie, France.
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
      WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY US WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC’S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE OR THROUGH THE INTERNET AT HTTP:// WWW.SEC.GOV. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.
      In addition, material filed by us with the SEC can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005 and at the offices of The Bank of New York, as New York Share Registrar, at One Wall Street, New York, NY 10286 (telephone: 1-888-269-2377).

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
      We have exposures in foreign currencies since our operating cash flows are denominated in various foreign currencies as a result of our international business activities and certain of our borrowings are exposed to changes in foreign exchange rates. The functional currency of our subsidiaries is either the local currency or the U.S. dollar. We continuously evaluate our foreign currency exposures based on current market conditions and the business environment. In order to mitigate the impact of changes in foreign currency exchange rates, we enter into forward exchange and currency options contracts. The magnitude and nature of such outstanding instruments are detailed in Note 26 to our Consolidated Financial Statements. Forward and currency option contracts outstanding as of December 31, 2006 have remaining terms of three days to five months, which mature on average after 38 days. The notional amounts of foreign exchange forward contracts totaled $825 million and $2,206 million at December 31, 2006 and 2005, respectively. The principal currencies hedged are the U.S. dollar, the euro, the Japanese yen and the Singapore dollar. The risk of loss associated with these forward contracts is equal to the exchange rate differential from the date the contract is made until the time it is settled.
      We are exposed to changes in interest rates primarily as a result of our borrowing activities which include long-term debt used to fund business operations. We borrow in U.S. dollars as well as in other currencies from banks and other sources. We primarily enter into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. The principal risks are related to interest rates variations to which we are exposed in regard to our long-term obligations. Our long-term obligations have been partially hedged, thus we do not expect changes in interest rates to have a material effect on income or cash flows related to financial assets and liabilities apart from the cash balance in 2007.
      We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, placed as term deposits and FRN marketable securities and, as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments.
      We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.
      The information below summarizes our market risks associated with cash equivalents, marketable securities, debt obligations, and other significant financial instruments as of December 31, 2006. The information below should be read in conjunction with Note 26 to the Consolidated Financial Statements.
      The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

								Fair Value at
	Total	2007	2008	2009	2010	2011	Thereafter	December 31, 2006

Assets:
Cash equivalents	1,963							1,963
Average interest rate	4.28%
Marketable securities	460							460
Average interest rate	4.45%
Short-term deposits	250							250
Average interest rate	5.14%
Restricted Cash	218							218
Average interest rate	6.06%
Long-term debt:
Fixed rate	2,130	136	89	83	45	30	1,747	2,131
Average interest rate	2.82%	3.35%	4.26%	4.34%	3.46%	4.22%	2.59%

Amounts in Millions
of U.S. Dollars

Long-term debt by currency as of December 31, 2006:
U.S. dollar	1,242
Euro	818
Singapore dollar	65
Other currencies	5

Total in U.S. dollars	2,130

Amounts in Millions
of U.S. Dollars

Long-term debt by currency as of December 31, 2005:
U.S. dollar	1,454
Euro	206
Singapore dollar	120
Other currencies	11

Total in U.S. dollars	1,791

      The following table provides information about our foreign exchange forward contracts at December 31, 2006 (in millions of U.S. dollars):
FORWARD CONTRACTS AS AT DECEMBER 31, 2006

				Notional Amount	Average Rate	Fair Value

Buy	EUR	Sell	USD	594	1.3	12
Buy	USD	Sell	CAD	8	1.2	0
Buy	JPY	Sell	EUR	11	153.1	0
Buy	INR	Sell	USD	27	45.2	0
Buy	USD	Sell	JPY	20	117.5	0
Buy	JPY	Sell	USD	1	117.4	0
Buy	SGD	Sell	USD	74	1.5	1
Buy	MYR	Sell	USD	27	3.5	0
Buy	GBP	Sell	USD	43	2.0	0
Buy	CHF	Sell	USD	9	1.2	0
Buy	SEK	Sell	USD	11	6.7	0

				825		13

      The following table provides information about our foreign exchange forward contracts at December 31, 2005 (in millions of U.S. dollars):
FORWARD CONTRACTS AS AT DECEMBER 31, 2005

				Notional Amount	Average Rate	Fair Value

Buy	USD	Sell	JPY	71	116.6	0
Sell	USD	Buy	JPY	48	116.3	0
Buy	USD	Sell	CAD	72	1.17	0
Sell	USD	Buy	SGD	37	1.66	0
Sell	USD	Buy	INR	3	45.9	0
Sell	USD	Buy	SEK	12	8.0	0
Buy	GBP	Sell	USD	33	1.73	0
Buy	EUR	Sell	USD	1,771	1.20	(27)
Sell	EUR	Buy	USD	130	1.18	0
Sell	EUR	Buy	CHF	4	1.55	0
Sell	EUR	Buy	JPY	25	139.8	0

				2,206		(27)

Item 12.	Description of Securities Other Than Equity Securities
      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
      Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by the Form 20-F. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
      Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. GAAP.
      Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management under the control of our Supervisory Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
      Our management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2006 based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2006.
      Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in this Form 20-F.
Attestation Report of the Registered Public Accounting Firm
      Please see the “Report of Independent Registered Accounting Firm” included in our Consolidated Financial Statements.
Changes in Internal Control over Financial Reporting
      There were no changes in our internal control over financial reporting that occurred during the period covered by the Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than enhancements made to our internal control systems in our treasury department following organizational changes within that department in early 2006.

Item 16A.	Audit Committee Financial Expert
      On April 27, 2006, our Supervisory Board concluded that Tom de Waard, a member of our Audit Committee and an independent member of our Supervisory Board qualified as an “audit committee financial expert” as defined in Item 16A of Form 20-F during fiscal year 2006.

Item 16B.	Code of Ethics
Policy on Business Conduct and Ethics
      Since 1987, we have had a corporate policy on Business Conduct and Ethics (the “Policy”) for all of our employees, including our chief executive officer and chief financial officer. We have adapted this Policy to reflect recent regulatory changes. The Policy is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and which they are expected to advocate.
      The Policy provides that if any officer to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal.
      Our Policy on Business Conduct and Ethics is posted on our internet website at http://www.st.com. There have been no amendments or waivers, express or implicit, to our Policy since its inception.

Item 16C.	Principal Accountant Fees and Services
      PricewaterhouseCoopers has served as our independent registered public accounting firm for each of the fiscal years since 1996. The auditors are elected by the shareholders’ meeting once every three years. PricewaterhouseCoopers was reelected for a three-year term by our March 2005 shareholders’ meeting to expire at our shareholders’ meeting in 2008.
      The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to us in 2005 and 2006.

		Percentage of		Percentage of
	2006	Total Fees	2005	Total Fees

Audit Fees
Statutory audit, certification, audit of individual and consolidated financial statements	$4,866,174	92%	$2,494,626	94%
Audit-related fees	404,639	8%	138,312	5%
Non-audit Fees
Tax compliance fees	—		24,028	1%
Other fees	—		—

Total	$5,270,813	100%	$2,656,966	100%

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
      The Corporate Audit Vice-President is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by the Audit Committee. During 2006, all services provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Maximum Number
			Total Number of	of Securities that
	Total Number of		Securities Purchased	May yet be
	Securities	Average Price Paid	as Part of Publicly	Purchased Under
Period	Purchased	per Security	Announced Programs	the Programs

2006-01-01 to 2006-01-31	—	—	—	—
2006-02-01 to 2006-02-28	—	—	—	—
2006-03-01 to 2006-03-31	—	—	—	—
2006-04-01 to 2006-04-30	—	—	—	—
2006-05-01 to 2006-05-31	—	—	—	—
2006-06-01 to 2006-06-30	—	—	—	—
2006-07-01 to 2006-07-31	—	—	—	—
2006-08-01 to 2006-08-31	—	—	—	—
2006-09-01 to 2006-09-30	—	—	—	—
2006-10-01 to 2006-10-31	—	—	—	—
2006-11-01 to 2006-11-30	—	—	—	—
2006-12-01 to 2006-12-31	—	—	—	—
      We currently hold 12,762,891 of our common shares in treasury pursuant to repurchases made in prior years. We did not purchase any common shares in 2006. We have not announced any additional repurchase programs.
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

PART III

Item 17.	Financial Statements
      Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

8.1	Subsidiaries and Equity Investments of the Company.
12.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., and Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
14(a)	Consent of Independent Registered Public Accounting Firm.

CERTAIN TERMS

ADSL	assymetrical digital subscriber line

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CAD	computer aided design

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

CPE	customer premises equipment

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

DSL	digital subscriber line

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

G-bit	gigabit

GPRS	global packet radio service

GPS	global positioning system

GSM	global system for mobile communications

GSM/ GPRS	European standard for mobile phones

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

K-bit	kilobit

LAN	local area network

M-bit	megabit

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

MPEG	motion picture experts group

ODM	original design manufacturer

OEM	original equipment manufacturer

OTP	one-time programmable

PDA	personal digital assistant

PFC	power factor corrector

PROM	programmable read-only memory

PSM	programmable system memories

RAM	random access memory

RF	radio frequency

RISC	reduced instruction set computing

ROM	read-only memory

SAM	serviceable available market

SCR	silicon controlled rectifier

SLIC	subscriber line interface card

SMPS	switch-mode power supply

SoC	system-on-chip

SRAM	static random access memory

SNVM	serial nonvolatile memories

TAM	total available market

USB	universal serial bus

VIPpowerTM	vertical integration power

VLSI	very large scale integration

XDSL	digital subscriber line

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.
Date: March 14, 2007

By:	/s/ Carlo Bozotti

Carlo Bozotti
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
      To the Supervisory Board and Shareholders of STMicroelectronics N.V.:
      We have completed an integrated audit of STMicroelectronics N.V.’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
      In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 18 on page 147 of this 2006 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 18 on page 147 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements and financial statement schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial statement schedule, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment as of January 1, 2005 and Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans as of December 31, 2006.
With offices in Aarau, Basei, Berne, Chur, Geneva, Lausanne, Lugano, Lucerne, Neuchatel, Sitten, St. Gallen, Thun, Winterthur, Zug and Zurich, PricewaterhouseCoopers AG is a provider of auditing services and tax, legal and business consultancy services. PricewaterhouseCoopers AG is a partner in a global network of companies that are legally independent of one another and is located in some 140 countries throughout the world.

Internal control over financial reporting
      Also, in our opinion management’s assessment, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this 2006 Annual Report to Shareholders on Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers SA

M Foley                              H-J Hofer
Geneva, March 12, 2007

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
In million of U.S. dollars except per share amounts

	Twelve months ended

	December 31,	December 31,	December 31,
	2006	2005	2004

Net sales	9,838	8,876	8,756
Other revenues	16	6	4

Net revenues	9,854	8,882	8,760
Cost of sales	(6,331)	(5,845)	(5,532)

Gross profit	3,523	3,037	3,228
Selling, general and administrative	(1,067)	(1,026)	(947)
Research and development	(1,667)	(1,630)	(1,532)
Other income and expenses, net	(35)	(9)	10
Impairment, restructuring charges and other related closure costs	(77)	(128)	(76)

Operating income	677	244	683
Interest income (expense), net	93	34	(3)
Loss on equity investments	(6)	(3)	(4)
Loss on extinguishment of convertible debt	0	0	(4)

Income before income taxes and minority interests	764	275	672
Income tax benefit (expense)	20	(8)	(68)

Income before minority interests	784	267	604
Minority interests	(2)	(1)	(3)

Net income	782	266	601

Earnings per share (Basic)	0.87	0.30	0.67

Earnings per share (Diluted)	0.83	0.29	0.65

The accompanying notes are an integral part of these audited consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
In million of U.S. dollars

	As at

	December 31,	December 31,
	2006	2005

Assets
Current assets:
Cash and cash equivalents	1,963	2,027
Marketable securities	460	0
Short-term deposits	250	0
Trade accounts receivable, net	1,589	1,490
Inventories, net	1,639	1,411
Deferred tax assets	187	152
Other receivables and assets	498	531

Total current assets	6,586	5,611

Goodwill	223	221
Other intangible assets, net	211	224
Property, plant and equipment, net	6,426	6,175
Long-term deferred tax assets	124	55
Equity investments	261	34
Restricted cash for equity investments	218	0
Other investments and other non-current assets	149	119

	7,612	6,828

Total assets	14,198	12,439

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts	0	11
Current portion of long-term debt	136	1,522
Trade accounts payable	1,044	965
Other payables and accrued liabilities	664	642
Deferred tax liabilities	7	7
Accrued income tax	112	152

Total current liabilities	1,963	3,299

Long-term debt	1,994	269
Reserve for pension and termination indemnities	342	270
Long-term deferred tax liabilities	57	55
Other non-current liabilities	43	16

	2,436	610

Total liabilities	4,399	3,909

Commitment and contingencies

Minority interests	52	50

Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,157,933 shares issued, 897,395,042 shares outstanding)	1,156	1,153
Capital surplus	2,021	1,967
Accumulated result	6,086	5,427
Accumulated other comprehensive income	816	281
Treasury stock	(332)	(348)

Shareholders’ equity	9,747	8,480

Total liabilities and shareholders’ equity	14,198	12,439

The accompanying notes are an integral part of these audited consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In million of U.S. dollars

	Twelve Months Ended

	December 31,	December 31,	December 31,
	2006	2005	2004

Cash flows from operating activities:
Net income	782	266	601
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,766	1,944	1,837
Amortization of discount on convertible debt	18	5	28
Loss on extinguishment of convertible debt	—	—	4
Other non-cash items	50	10	5
Minority interest in net income of subsidiaries	2	1	3
Deferred income tax	(74)	(31)	(6)
Loss on equity investments	6	3	4
Impairment, restructuring charges and other related closure costs, net of cash payments	1	72	8
Changes in assets and liabilities:
Trade receivables, net	(104)	(117)	(119)
Inventories, net	(161)	(174)	(144)
Trade payables	36	(71)	128
Other assets and liabilities, net	169	(110)	(7)

Net cash from operating activities	2,491	1,798	2,342

Cash flows from investing activities:
Payment for purchase of tangible assets	(1,533)	(1,441)	(2,050)
Payment for purchase of marketable securities	(460)	—	—
Investment in short-term deposits	(903)	—	—
Proceeds from matured short-term deposits	653	—	—
Restricted cash for equity investments	(218)	—	—
Investment in intangible and financial assets	(86)	(49)	(79)
Proceeds from the sale of Accent subsidiary	7	—	—
Capital contributions to equity investments	(213)	(38)	(2)
Payment of acquisitions, net of cash received	—	—	(3)

Net cash used in investing activities	(2,753)	(1,528)	(2,134)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,744	50	91
Repayment of long-term debt	(1,522)	(110)	(1,288)
Increase (decrease) in short-term facilities	(12)	(47)	10
Capital increase	28	35	23
Dividends paid	(107)	(107)	(107)
Other financing activities	1	1	—

Net cash from (used in) financing activities	132	(178)	(1,271)

Effect of changes in exchange rates	66	(15)	15

Net cash increase (decrease)	(64)	77	(1,048)

Cash and cash equivalents at beginning of the period	2,027	1,950	2,998

Cash and cash equivalents at end of the period	1,963	2,027	1,950

Supplemental cash information:
Interest paid	29	17	16
Income tax paid	117	90	84
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
In million of U.S. dollars, except per share amounts

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
	Stock	Surplus	Stock	Result	income (loss)	Equity

Balance as of December 31, 2003	1,146	1,905	(348)	4,774	623	8,100

Capital increase	4	19				23
Comprehensive income (loss):
Net Income				601		601
Other comprehensive income, net of tax					493	493

Comprehensive income						1,094
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2004	1,150	1,924	(348)	5,268	1,116	9,110

Capital increase	3	32				35
Stock-based compensation expense		11				11
Comprehensive income (loss):
Net Income				266		266
Other comprehensive loss, net of tax					(835)	(835)

Comprehensive loss						(569)
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2005	1,153	1,967	(348)	5,427	281	8,480

Capital increase	3	25				28
Stock-based compensation expense		29	16	(16)		29
Comprehensive income (loss):
Net Income				782		782
Other comprehensive income, net of tax					535	535

Comprehensive income						1,317
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2006	1,156	2,021	(332)	6,086	816	9,747

The accompanying notes are an integral part of these audited consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
1 — THE COMPANY
      STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam, and its corporate headquarters located in Geneva, Switzerland.
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
2.2 — Use of estimates
      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, assumptions used in calculating pension obligations and share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and tax uncertainties. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.
2.3 — Foreign currency
      The U.S. dollar is the reporting currency for the Company. The US dollar is the currency of the primary economic environment in which the Company operates since the worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the Euro currency.
      The functional currency of each subsidiary throughout the group is either the local currency or the US dollar, determined on the basis of the economical environment in which each subsidiary operates. For consolidation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
purposes, assets and liabilities of these subsidiaries having the local currency as functional currency are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the monthly average exchange rate of the period. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of “accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.
      Assets, liabilities, revenues, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect during the month of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity’s functional currency are measured into the functional currency at the exchange rate prevailing at the balance sheet date. The related exchange gains and losses are recorded in the consolidated statements of income as “Other income and expenses, net”.
2.4 — Derivative instruments
               Derivative instruments Not Designated as a Hedge
      The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and are marked-to-market at each period-end with the associated changes in fair value recognized in “other income and expenses, net” in the consolidated statements of income.
               Derivative instruments Designated as Cash Flow Hedge
      To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedged in 2006, 2005 and 2004 certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The foreign currency forward contracts and currency options used to hedge foreign currency exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the Euro/ U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transactions. The ineffective portion of the hedge is immediately reported in “other income and expenses, net” in the consolidated statements of income.
      For derivative instruments designated as cash flow hedge, the gain or loss from the effective portion of the hedge is reported as a component of “accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.
               Derivative instruments Designated as Fair Value Hedge
      In 2006, the Company entered into cancellable swaps to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. These financial instruments correspond to interest rate swaps with a cancellation feature depending on the Company’s convertible bonds convertibility. They convert the fixed rate interest expense recorded on the convertible bond due to 2016 to a variable interest rate based upon adjusted LIBOR. The interest rate swaps meet the criteria for designation as a fair value hedge and, as such, both the interest rate swaps and the hedged portion of the bonds are reflected at their fair values in the consolidated balance sheet. The criteria for designating a derivative as a hedge include evaluating whether the instrument is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. The interest rate swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates and were designated as a fair value hedge at their inception. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “other income and expenses, net”. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the interest rate swaps will continue to be recorded in the consolidated statements of income.
2.5 — Revenue Recognition
      Revenue is recognized as follows:
               Net sales
      Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collection is reasonably assured. This usually occurs at the time of shipment.
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
      The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products are non-conforming, the Company will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Company provides for such returns when they are considered as probable and can be reasonably estimated. The Company records the accrued amounts as a reduction of revenue.
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
      While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). These arrangements generally do not include performance-, cancellation-, termination-or refund-type provisions.
               Other revenues
      Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
               Funding
      Funding received by the Company is mainly from governmental agencies and income is recorded as recognized when all contractually required conditions are fulfilled. The Company’s primary sources for government funding are French, Italian, other European Union (“EU”) governmental entities and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development funding that require beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. In accordance with SAB 104 and the Company’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.
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
2.6 — Advertising costs
      Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2006, 2005 and 2004 were $14 million, $14 million and $17 million respectively.
2.7 — Research and development
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
2.8 — Start-up costs
      Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification. Start-up costs are included in “other income and expenses, net” in the consolidated statements of income.
2.9 — Income taxes
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
      Deferred taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for unless the Company intends to indefinitely reinvest the earnings in the subsidiaries. In case the Company does not have this intention, a distribution of the related earnings would not have any material tax impact. Thus, the Company did not provide for deferred taxes on the earnings of those subsidiaries.
2.10 — Earnings per share
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
2.11 — Cash and cash equivalents
      Cash and cash equivalents represents cash on hand, deposits at call with banks, highly liquid investments with insignificant interest rate risk purchased with an original maturity of ninety days or less.
2.12 — Restricted cash
      Restricted cash include collateral deposits used as security under arrangements for financing of certain entities.
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
      The Company performs on a continuous basis inventory write-off of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Company evaluates its product inventory to identify obsolete or slow-selling stock and records a specific provision if the Company estimates the inventory will eventually become obsolete. Provisions for obsolescence are estimated for excess uncommitted inventory based on the previous quarter sales, orders’ backlog and production plans.
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
      Investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. The fair value of a cost method investment is estimated when there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as available-for-sale and, accordingly, recognizes changes in their fair values as a separate component of “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. Other-than-temporary losses are recorded in net income and are based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on investments sold are determined on the specific

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
identification method and are recorded as “other income or expenses, net” in the consolidated statements of income.
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
2.20 — Employee benefits
               (a) Pension obligations
      The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. They are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.
      With the adoption in 2006 of Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”), the liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The Company accounts thus for the overfunded and underfunded status of defined benefit plans and other post retirement plans in its financial statements as at December 31, 2006, with offsetting entries made at adoption to “accumulated other comprehensive income (loss)” in the consolidated statement of changes in shareholders’ equity. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Overfunded plans are not netted against underfunded plans and are shown separately in the financial statements. Prior to FAS 158 adoption in 2006, the liability recognized in the consolidated balance sheet in respect of defined benefit pension plans was the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. Additional minimum liability was required when the accumulated benefit obligation exceeded the fair value of the plan assets and the amount of the accrued liability. Such minimum liability was recognized as a component of “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in income, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.
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
               (c) Termination benefits
      Termination benefits are payable when employment is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for these benefits. For the accounting treatment and timing recognition of the involuntarily termination benefits, the Company distinguishes between one-time benefit arrangements and on-going termination arrangements. A one-time benefit arrangement is one that is established by a termination plan that applies to a specified termination event or for a specified future period. These one-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which criteria for communication are not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for at commitment date when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.
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
               (e) Share-based compensation
               Stock options
      At December 31, 2006, the Company had five employee and Supervisory Board stock-option plans, which are described in detail in Note 16. Until the fourth quarter of 2005, the Company applied the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”), and its related implementation guidance, in accounting for stock-based awards to employees. For all option grants prior to the fourth quarter of 2005, no stock-based employee compensation cost was reflected in net income as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant.
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
      The following tabular presentation provides pro forma information on net income and earnings per share required to be disclosed as if the Company had applied the fair value recognition provisions prescribed by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”) for the years ended December 31, 2006, 2005 and 2004:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Net income, as reported	782	266	601
of which compensation expense on nonvested shares, net of tax effect	(20)	(7)	—
Deduct: Total stock-option employee compensation expense determined under FAS 123, net of related tax effects	—	(244)	(166)
Net income, pro forma	782	22	435
Earnings per share:
Basic, as reported	0.87	0.30	0.67
Basic, pro forma	0.87	0.02	0.49
Diluted, as reported	0.83	0.29	0.65
Diluted, pro forma	0.83	0.02	0.47
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
      The fair value of the Company’s stock-options was estimated under FAS 123 using a Black-Scholes option pricing model since the simple characteristics of the stock-options did not require complex pricing assumptions. Forfeitures of options are reflected in the pro forma charge as they occur. For those stock option plans with graded vesting periods, the Company has determined that the historical exercise activity actually reflects that employees exercise the option after the close of the graded vesting period. Therefore the Company recognizes the estimated pro forma charge for stock option plans with graded vesting period on a straight-line basis.
      The fair value of stock-options under FAS 123 provisions was estimated using the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Expected life (years)	—	6.1	6.1
Historical Company share price volatility	—	52.9%	56.4%
Risk-free interest rate	—	3.84%	3.6%
Dividend yield	—	0.69%	0.56%
      The Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The weighted average fair value of stock options granted during 2005 was $8.60 ($12.14 in 2004). Following the change in the Company’s compensation policy that occurred in 2005, no stock option was granted in 2006.
               Nonvested shares
      In 2005, the Company began to grant nonvested shares to senior executives, selected employees and members of the Supervisory Board. The shares are granted for free to employees and at their nominal value for the members of the Supervisory Board. The awards granted to employees will contingently vest upon achieving certain market or performance conditions and upon completion of an average three-year service period. Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees and are not forfeited even if the service period is not completed.
      In the fourth quarter of 2005 the Company decided to early adopt Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment and the related FASB Staff Positions (collectively “FAS 123R”), which requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Company early adopted FAS 123R using the modified prospective application method. As such, the Company has not restated periods prior to adoption to reflect the recognition of stock-based compensation cost. Nonvested share grants and the related compensation cost are further explained in details in Note 16.
      Furthermore, the Company created in 2006 a local subplan for the 2005 stock awards. The Company elected to apply the pool approach, as set forth in FAS 123R to account for the modification of the original plan. Under the pool approach, the Company determined as at the modification date the unrecognized compensation expense related to the number of nonvested shares subject to the vesting modifications and incremental cost, if any, to be recognized ratably over the modified vesting period.
2.21 — Long-term debt
               (a) Convertible debt
      Zero-coupon convertible bonds are recorded at the principal amount on maturity in long -term debt and are presented net of the debt discount on issuance. This discount is amortized over the term of the debt as interest expense using the interest rate method.
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
               (b) Bank loans and Senior bonds
      Bank loans, including non-convertible senior bonds, are recognized at historical cost, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of income over the period of the borrowings using the effective interest method.
      Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.
2.22 — Share capital
      Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
      Where any subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s shareholders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received net of directly attributable incremental transaction costs and the related income tax effect is included in equity.
2.23 — Comprehensive income (loss)
      Comprehensive income (loss) is defined as the change in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “accumulated other comprehensive income (loss)” consists of, unrealized gains or losses on marketable securities classified as available-for-sale, the unrealized gain (loss) on derivatives, the change in the excess of the minimum pension liability over the unrecognized prior service cost of certain pension plans prior to FAS 158 adoption and the impact of recognizing the overfunded and underfunded status of defined benefit plans upon FAS 158 adoption as at December 31, 2006, all net of tax as well as foreign currency translation adjustments.
2.24 — Provisions
      Provisions are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.
      The Company, when acting as a guarantor, recognizes, at the inception of a guarantee, a liability for the fair value of the obligation the Company assumes under the guarantee, in compliance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 (“FIN 45”). When the guarantee is issued in conjunction with the formation of a partially owned business or a venture accounted for under the equity method, the recognition of the liability for the guarantee results in an increase to the carrying amount of the investment. The liabilities recognized for the obligations of the guarantees undertaken by the Company are measured subsequently on each reporting date, the initial liability being reduced as the Company, as guarantor, is released from the risk underlying the guarantee.
2.25 — Recent accounting pronouncements
      In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. The Company chose not to early adopt FAS 155 during its first quarter 2006. However, management does not expect FAS 155 will have a material effect on its financial position and results of operations upon final adoption.
      In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal year beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. Management does not expect FAS 156 will have a material effect on its financial position and results of operations upon final adoption.
      In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). The interpretation sets a two step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The interpretation also addresses derecognising previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company continues to evaluate the potential impact of adopting FIN 48, but has currently estimated a FIN 48 incremental liability in the range of approximately $15 to $40 million, primarily related to uncertain tax positions that are under audit in one tax jurisdiction. This range is the result of analysis done based on current assumptions that are true today, but upon certain changes in events or circumstances may no longer be consistent with the assumptions upon the date of adoption. As a result, the amount to be recorded upon adoption is subject to revision as the evaluations are concluded.
      In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, and include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company will adopt FAS 157 when effective and management does not expect FAS 157 will have a material effect on its financial position and results of operations.
      In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). This statement requires companies to account for the overfunded and underfunded status of defined benefit and other post retirement plans in their financial statements, with offsetting entries made to accumulated other comprehensive income. The statement will also require additional disclosures for such plans. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Overfunded plans may not be netted against underfunded plans and must be shown separately in the financial statements. The recording of the funded status removes the prior requirements for recording additional minimum liabilities and intangible assets on unfunded plans due to the requirement to record the full unfunded amount as a liability. In addition to the funding requirements, FAS 158 requires companies to obtain actuarial valuations for the plans as of the year end, and does not allow estimates based on dates up to three months prior to year end as previously allowed under FAS 132(R). The requirements to record the overfunded and underfunded positions are effective for years ending after December 15, 2006. The requirements for performance of valuations at the end of the year are effective for years ending after December 15, 2007, with early adoption encouraged. The Company has adopted both the funding requirements and the valuation date requirements on a prospective basis for the year ended December 31, 2006. The impact of such adoption is further described in Note 16.
      In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). This statement addresses the diversity in practice of quantifying financial statement misstatements that result in the potential build up of improper amounts on the balance sheet. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a misstatement that is material either quantitatively or qualitatively. SAB 108 is effective for companies with fiscal years ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The Company adopted SAB 108 in 2006 and SAB 108 did not have any material effect on the Company’s financial position and results of operations.
      In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company is currently evaluating the effect that adoption of this statement will have on its financial position and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
3 — EQUITY INVESTMENTS
SuperH Joint Venture
      In 2001, the Company and Renesas Technology Corp. (previously known as Hitachi, Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH Inc., was initially capitalized with the Company’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million of cash for a 56% interest. The Company accounted for its share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, the Company made additional capital contributions on which accumulated losses exceeded the Company’s total investment, which was shown at a zero carrying value.
      In 2003, the shareholders’ agreement was amended to require an additional $3 million cash contribution from the Company. This amount was fully accrued, based on the inability of the joint venture to meet its projected business plan objectives. In 2004, the shareholders agreed to restructure the joint venture by transferring the intellectual properties to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, the Company paid an additional $2 million, which was reflected in the 2004 consolidated statement of income as “loss on equity investments”. In 2005, the joint venture was liquidated with no further losses incurred by the Company.
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
               Hynix ST Joint Venture
      The Company signed in 2004 a joint-venture agreement with Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. In addition, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets. The Company made the total $250 million capital contributions as previously planned in the joint venture agreement by December 31, 2006, of which $38 million and $213 million, including $1 million deal-related costs, were paid in 2005 and 2006, respectively. The Company accounts for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture. As such, the Company recorded losses totalling $6 million and $4 million in 2006 and 2005, respectively, reported as “loss on equity investments” in the consolidated statements of income.
      Due to regulatory and withholding issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a consequence, in the fourth quarter of 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
of the joint-venture’s assets. In 2006 the Company placed $218 million of cash on the guarantee deposit account, which was reported as “restricted cash for equity investments” on the consolidated balance sheet as at December 31, 2006.
      The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $15 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2006 and was recorded against the value of the equity investment, which amounted to $261 million as at December 31, 2006.
      The Company has identified the joint venture as a Variable Interest Entity (VIE) at December 31, 2006, but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investments and debt guarantee commitments.
4 — TRADE ACCOUNTS RECEIVABLE, NET
      Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2006	2005

Trade accounts receivable	1,620	1,517
Less valuation allowance	(31)	(27)

Total	1,589	1,490

      Bad debt expense in 2006, 2005 and 2004 was $7 million, $7 million and $5 million respectively. In 2006, 2005 and 2004, one customer, the Nokia group of companies, represented 21.8%, 22.4% and 17.1% of consolidated net revenues, respectively.
5 — INVENTORIES, NET
      Inventories, net of reserve consisted of the following:

	December 31,	December 31,
	2006	2005

Raw materials	80	60
Work-in-process	1,032	880
Finished products	527	471

Total	1,639	1,411

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
6 — OTHER RECEIVABLES AND ASSETS
      Other receivables and assets consisted of the following:

	December 31,	December 31,
	2006	2005

Receivables from government agencies	122	168
Taxes and other government receivables	194	200
Advances to suppliers	5	2
Advances to employees	13	10
Advances to State and government agencies	12	11
Insurance prepayments	4	6
Rental prepayments	3	2
License and technology agreement prepayments	7	-
Other prepaid expenses	23	29
Loans and deposits	15	12
Accrued income	9	15
Interest receivable	27	5
Long-lived assets held for sale	4	4
Foreign exchange forward contracts	14	3
Sundry debtors within cooperation agreements	31	32
Other current assets	15	32

Total	498	531

      Long-lived assets held for sale are property, machinery and equipment that satisfied as at December 31, 2006 and 2005 all of the criteria required for held-for-sale status, as set forth in Statement of Financial Accounting Standards No. 144, Accounting for the impairment or disposal of long-term assets (“FAS 144”). As at December 31, 2006, the Company identified certain machinery and equipment to be disposed of by sale, amounted to $4 million, located in its back-end sites in Morocco and Malaysia, following the decision of the Company to get disengaged from certain activities as part of its latest restructuring initiatives. These assets are reflected at their carrying value, which did not exceed their selling price less selling costs. These long-lived assets are not depreciated until disposal by sale which is expected to occur within one year. As at December 31, 2005, assets held for sale amounted to $4 million and primarily consisted of land to be disposed of by sale located in France. The property was sold as originally planned in 2006 and generated a gain on sale of non-current assets amounting to $3 million.
7 — GOODWILL
      Changes in the carrying amount of goodwill were as follows:

	Application
	Specific	Memory
	Products	Products	Other	Total

December 31, 2004	173	88	3	264
“CPE” goodwill impairment	(39)			(39)
Foreign currency translation	—	(3)	(1)	(4)

December 31, 2005	134	85	2	221

Tioga goodwill impairment	(6)	—	—	(6)
Foreign currency translation	—	8	—	8

December 31, 2006	128	93	2	223

      In 2006, the Company decided to cease product development from technologies inherited from Tioga business acquisition. The Company reports Tioga business as part of the Application Specific Product Groups (“ASG”) product segment. Following this decision, the Company incurred in 2006 a $6 million impairment charge corresponding to the write-off of Tioga goodwill. This impairment charge was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      In 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Company reports CPE business as part of the Access reporting unit, included in the Application Specific Product Groups (“ASG”). Following the decision to discontinue a portion of this reporting unit, the Company, as set forth in Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”), reassessed the allocation of goodwill between the continuing Access reporting unit and the business to be disposed of according to their relative fair values using market comparables. The reassessment resulted in $39 million of goodwill impairment in 2005. This impairment charge was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2005.
8 — INTANGIBLE ASSETS
      Intangible assets consisted of the following:

		Accumulated
December 31, 2006	Gross Cost	Amortization	Net Cost

Technologies & licenses	353	(258)	95
Purchased software	193	(149)	44
Internally developed software	134	(62)	72

Total	680	(469)	211

		Accumulated
December 31, 2005	Gross Cost	Amortization	Net Cost

Technologies & licenses	309	(199)	110
Purchased software	162	(114)	48
Internally developed software	114	(48)	66

Total	585	(361)	224

      Pursuant to its decision to cease product development from technologies inherited from Tioga business acquisition, the Company recorded in 2006 a $4 million impairment charge on technologies purchased as part of Tioga business acquisition, which were determined to be without any alternative use and for which fair value was determined by estimating the discounted expected cash flows associated with their future use. This impairment charge was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2006.
      Following its decision to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Company recorded a $22 million impairment charges on purchased technologies that were identified without an alternative use following the discontinuation of CPE product lines. This impairment charge was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2005.
      The aggregate amortization expense in 2006, 2005 and 2004 was $93 million, $98 million and $112 million, respectively.
      The estimated amortization expense of the existing intangible assets for the following years is:

Year

2007	100
2008	61
2009	31
2010	12
2011	4
Thereafter	3

Total	211

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
9 — PROPERTY, PLANT AND EQUIPMENT
      Property, plant and equipment consisted of the following:

	Gross	Accumulated	Net
December 31, 2006	Cost	Depreciation	Cost

Land	91	—	91
Buildings	1,208	(319)	889
Capital leases	61	(39)	22
Facilities & leasehold improvements	3,135	(1,668)	1,467
Machinery and equipment	14,463	(10,940)	3,523
Computer and R&D equipment	551	(441)	110
Other tangible assets	156	(118)	38
Construction in progress	286	—	286

Total	19,951	(13,525)	6,426

	Gross	Accumulated	Net
December 31, 2005	Cost	Depreciation	Cost

Land	84	—	84
Buildings	1,071	(267)	804
Capital leases	55	(29)	26
Facilities & leasehold improvements	2,715	(1,294)	1,421
Machinery and equipment	12,473	(9,063)	3,410
Computer and R&D equipment	492	(381)	111
Other tangible assets	131	(103)	28
Construction in progress	291	—	291

Total	17,312	(11,137)	6,175

      The depreciation charge in 2006, 2005 and 2004 was $1,673 million, $1,846 million and $1,725 million, respectively.
      Capital investment funding has totaled $15 million, $38 million and $46 million in the years ended December 31 2006, 2005 and 2004, respectively. Public funding reduced the depreciation charge by $54 million, $66 million and $74 million in 2006, 2005 and 2004 respectively.
      For the years ended December 31, 2006, 2005 and 2004 the Company made equipment sales for cash proceeds of $22 million, $82 million and $10 million respectively.
10 — AVAILABLE-FOR-SALE FINANCIAL ASSETS
      In 2006, the Company invested $460 million of existing cash in eleven floating rate notes with primary financial institutions with minimum Moody’s rating “A1” with a maturity between twenty one months and six years. These marketable securities were reported as current assets as at December 31, 2006 since they represent investments of funds available for current operations. These financial assets are classified as available-for-sale and are recorded at fair value as at December 31, 2006, with changes in fair value recognized as a separate component of “accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. Subsequently, the Company entered into a basis asset swap for one floating rate note for a notional amount of $50 million in order to purchase it at par. Even if strictly related to the underlying note, the swap is contractually transferable independently from the marketable security to which it is attached. As such, the asset swap was recorded separately from the underlying financial asset and was reflected at its fair value in the consolidated balance sheet on the line “Other receivables and assets” as at December 31, 2006. The changes in the fair value of this derivative instrument were recorded in the consolidated statement of income as part of “Other income and expenses, net” and did not exceed $1 million for the year ended December 31, 2006.
      In 2006 and 2005, no financial asset classified as available-for-sale was sold. As at December 31, 2005, the Company did not report any financial assets classified as available-for-sale. In 2004, the Company sold certain equity securities held as strategic investments in various companies that were all classified as available-for-sale. The gross gains associated with the sale of these marketable securities realized in 2004 amounted to $5 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
11 — SHORT-TERM DEPOSITS
      In 2006, the Company invested $903 million of existing cash in short-term deposits with a maturity between three months and one year. These deposits are held at various banks with “A3/ A-” minimum long-term rating from at least two major rating agencies. Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity. In 2006, the Company did not roll over $653 million of these short-term deposits, primarily pursuant to the early redemption in cash of 2013 convertible bonds at the option of the holders which occurred on August 7, 2006.
12 — OTHER INVESTMENTS AND OTHER NON-CURRENT ASSETS
      Investments and other non-current assets consisted of the following:

	December 31,	December 31,
	2006	2005

Cost investments	39	36
Long-term receivables related to funding	36	33
Long-term receivables related to tax refund	33	27
Debt issuance costs, net	12	3
Cancellable swaps designated as fair value hedge	4	—
Deposits and other long-term receivables	25	20

Total	149	119

      The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At December 31, 2006, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment.
      Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy as part of long-term research and development, industrialization and capital investment projects.
      Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.
      In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. The cancellable swaps meet the criteria for designation as a fair value hedge, as further detailed in Note 26 and are reflected at their fair value in the consolidated balance sheet as at December 31, 2006.
      Deposits and other long-term receivables include individually insignificant amounts as of December 31, 2006 and December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
13 — OTHER PAYABLES AND ACCRUED LIABILITIES
      Other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2006	2005

Taxes other than income taxes	78	77
Salaries and wages	308	248
Social charges	124	110
Advances received on government funding	28	24
Advances from customers	10	3
Foreign exchange forward contracts	1	31
Current portion of provision for restructuring	28	40
Pension and termination benefits	10	21
Warranty and product guarantee provisions	6	7
Accrued interest	4	3
Other	67	78

Total	664	642

      Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2006 and December 31, 2005.
14 — RETIREMENT PLANS
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
      For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of December 2006, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”). Nevertheless, since December 31, 2006, the TFR has been reported according to FAS 132(R), as any other defined benefit plan.
      As at December 31, 2006 the Company reports all defined benefit pension plan information according to FAS 132(R), and reports all plans under a global tabular presentation. Presentation of previous years has been modified accordingly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
The changes in benefit obligation and plan assets were as follows:

	December 31,	December 31,
	2006	2005

Change in benefit obligation:
Benefit obligation at beginning of year	505	478
Service cost (net of employee contributions)	39	42
Interest cost	25	24
Employee contributions	3	1
Benefits paid	(41)	(28)
Settlement	(6)	—
Actuarial losses (gain)	(14)	34
Foreign currency translation adjustments	48	(50)
Plan amendments	16	3
Other	—	1

Benefit obligation at end of year	575	505

Change in plan assets:
Plan assets at fair value at beginning of year	194	181
Expected return on plan assets	13	11
Employer contributions	28	12
Employee contributions	3	4
Benefits paid	(11)	(10)
Settlement	(6)	—
Actuarial gain	2	10
Foreign currency translation adjustments	16	(14)
Other	2	—

Plan assets at fair value at end of year	241	194

Funded status	(334)	(311)
Unrecognized prior service cost	11	(3)
Unrecognized transition obligation	(1)	(1)
Unrecognized actuarial loss	62	77
Recognized unfunded status as at FAS 158 adoption	(72)	—

Net amount recognized	(334)	(238)

Net amount recognized in the balance sheet consisted of the following:
Non-current assets	3
Current liabilities	(3)
Non-current liabilities	(334)
Prepaid benefit cost		2
Accrued benefit liability		(275)
Intangible asset		1
Accumulated other comprehensive income		34

Net amount recognized	(334)	(238)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      The components of the net periodic benefit cost included the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Service cost	39	42	42
Interest cost	25	24	22
Expected return on plan assets	(13)	(11)	(11)
Amortization of unrecognized transition obligation	—	—	—
Amortization of net loss	4	3	8
Settlement	6	—	—
Amortization of prior service cost	(4)	—	1

Net periodic benefit cost	57	58	62

      The weighted average assumptions used in the determination of the benefit obligation for the pension plans were as follows:

	December 31,	December 31,	December 31,
Assumptions	2006	2005	2004

Discount rate	4.86%	4.54%	5.02%
Salary increase rate	2.95%	3.75%	3.34%
Expected long-term rate of return on funds for the pension expense of the year	6.05%	6.34%	6.44%
      The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Company modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.
      The Company pension plan asset allocation at December 31, 2006 and 2005 and target allocation for 2006 are as follows:

		Percentage of
		Plan Assets at
		December
	Target allocation
Asset Category	2006	2006	2005

Equity securities	53%	55%	61%
Fixed income securities	33%	33%	37%
Real estate	5%	4%	2%
Other	9%	8%	—

Total	100%	100%	100%

      The Company’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company’s equity portfolios are managed in such a way as to achieve optimal diversity. The Company does not manage any assets internally. After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $28 million and $12 million in 2006 and 2005 respectively and the Company expects to contribute cash of $32 million in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      The Company’s estimated future benefit payments as of December 2006 are as follows:

Estimated future
Years	benefit payments

2007	16
2008	25
2009	27
2010	27
2011	22
From 2012 to 2016	142
      The Company has certain defined contribution plans, which accrued benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $16 million and $21 million, as of December 31, 2006 and 2005 respectively. The annual cost of these plans amounted to approximately $28 million, $42 million and $29 million in 2006, 2005 and 2004, respectively. The benefits accrued to the employees on a pro-rata basis, during their employment period are based on the individuals’ salaries.
15 — LONG-TERM DEBT
      Long-term debt consisted of the following:

	December 31,	December 31,
	2006	2005

Bank loans:
3.42% (weighted average), due 2006, floating interest rate at Libor + 0.30%	—	45
2.54% (weighted average), due 2007, fixed interest rate	65	120
5.68% (weighted average rate), due 2007, variable interest rate	30	36
5.72% due 2008, floating interest rate at Libor + 0.40%	49	25
5.81% due 2009, floating interest rate at Libor + 0.40%	35	—
5.81% due 2010, floating interest rate at Libor + 0.40%	—	25
Funding program loans:
5.35% (weighted average), due 2006, fixed interest rate	—	4
1.43% (weighted average), due 2009, fixed interest rate	18	22
0.90% (weighted average), due 2010, fixed interest rate	45	50
2.87% (weighted average), due 2012, fixed interest rate	12	12
0.50% (weighted average), due 2014, fixed interest rate	8	—
0.83% (weighted average), due 2017, fixed interest rate	53	47
5.38% due 2014, floating interest rate at Libor + 0.017%	140	—
Capital leases:
4.89% (weighted average), due 2011, fixed interest rate	23	26
Senior Bonds:
4.08%, due 2013, floating interest rate at Euribor + 0.40%	659	—
Convertible debt:
-0.50% convertible bonds due 2013	2	1,379
1.5% convertible bonds due 2016	991	—

Total long-term debt	2,130	1,791
Less current portion	(136)	(1,522)

Total long-term debt, less current portion	1,994	269

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2006	2005

U.S. dollar	1,242	1,454
Euro	818	206
Singapore dollar	65	120
Other	5	11

Total	2,130	1,791

      Aggregate future maturities of total long-term debt outstanding are as follows:

December 31,
2006

2007	136
2008	89
2009	83
2010	45
2011	30
Thereafter	1,747

Total	2,130

      In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and was recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the bonds. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 bonds was classified as “current portion of long-term debt” in the consolidated balance sheet as at December 31, 2005. Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The outstanding long-term debt corresponding to the 2013 convertible debt amounted to approximately $2 million as at December 31, 2006, corresponding to the remaining 2,505 bonds valued at August 5, 2008 redemption price. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.
      In February 2006, the Company issued $974 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollar face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In the second quarter 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds. As a result of the cancellable swap hedging transactions, as described in further detail in Note 26, the effective yield on the $200 million principal amount of the hedged convertible bonds has increased from 1.5% to 2.08% as of December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company, may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.
Credit facilities
      The Company and its subsidiaries has uncommitted short-term credit facilities with several financial institutions totalling $1,107 million at December 31, 2006. The Company has also a $323 million long-term credit facility with the European Investment Bank as part of a funding program loan, of which $140 million were used as at December 31, 2006. The Company maintains also uncommitted foreign exchange facilities totalling $846 million at December 31, 2006. At December 31, 2006, amounts available under the short-term lines of credit were not reduced by any borrowing. As at December 31, 2005, amounts available under the lines of credit were reduced by borrowings of $11 million at a weighted average interest rate of 4.40%.
16 — SHAREHOLDERS’ EQUITY
16.1 — Outstanding shares
      The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2006 the number of shares of common stock issued was 910,157,933 shares (907,824,279 at December 31, 2005).
      As of December 31, 2006 the number of shares of common stock outstanding was 897,395,042 (894,424,279 at December 31, 2005).
16.2 — Preference shares
      The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. On May 31, 1999, the Company entered into an option agreement with STMicroelectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provided for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by the Company’s Supervisory Board. STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company’s issued share capital. An amendment was signed in November 2004 which reduced the threshold required for STMicroelectronics Holding II B.V. to exercise its right to subscribe preference shares of the Company, down to 19% issued share capital compared to the previous requirement of at least 30%.
      On November 27, 2006 the Supervisory Board of the Company approved the termination of the existing option agreement between the Company and STMicroelectronics Holding II B.V. and the substitution of such agreement by a new agreement of substantially similar terms between the Company and a Dutch independent Foundation, Stichting Continuïteit ST. The new option agreement provides for the issuance of 540,000,000 preference shares. Any such shares would be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There was no preference shares issued as of December 31, 2006.
16.3 — Treasury stock
      In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2006, 2005 and 2004.
      The treasury shares have been designated for allocation under the Company’s share based remuneration programs on non-vested shares including such plans as approved by the 2005 and 2006 Annual General Meeting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
of Shareholders. As of December 31, 2006, 637,109 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, following the vesting as of April 27, 2006 of the first tranche of the stock award plan granted in 2005 and the acceleration of the vesting of a limited number of stock awards.
16.4 — Stock option plans
      In 1995, the Shareholders voted to adopt the 1995 Employee Stock Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. At December 31 2006, under the 1995 plan, 7,663,650 of the granted options outstanding originally vest 50% after three years and 50% after four years following the date of the grant; 6,189,852 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant. During 2005, the vesting periods for all options under the plan were accelerated with no impact on the income statement.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      A summary of stock option activity for the plans for the three years ended December 31, 2006, 2005 and 2004 follows:

		Price Per Share

			Weighted
	Number of Shares	Range	Average

Outstanding at December 31, 2003	56,769,297	$6.04-$62.01	$29.71
Options granted:
2001 Plan	12,365,280	$17.08-$27.21	$22.66
Supervisory Board Plan	132,000	$22.71	$22.71
Options forfeited	(1,304,969)	$6.04-$62.01	$29.20
Options exercised	(2,537,401)	$6.04-$24.88	$8.93
Outstanding at December 31, 2004	65,424,207	$12.03-$62.01	$29.18

Options granted:
2001 Plan	42,200	$16.73-$17.31	$16.91
Supervisory Board Plan	—	—	—
Options forfeited	(2,364,862)	$12.03-$62.01	$29.65
Options exercised	(2,542,978)	$12.03-$14.23	$13.88
Outstanding at December 31, 2005	60,558,567	$12.03-$62.01	$29.80

Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	(16,832)	$12.03	$12.03
Options forfeited	(1,912,584)	$12.03-$62.01	$30.66
Options exercised	(2,303,899)	$12.03-$17.08	$12.03
Outstanding at December 31, 2006	56,325,252	$12.03-$62.01	$30.50

      Stock options exercisable following acceleration in 2005 of vesting for all outstanding unvested stock options were as follows:

	December 31,	December 31,	December 31,
	2006	2005	2004

Options exercisable	56,325,252	60,558,567	32,212,680
Weighted average exercise price	$30.50	$29.80	$33.84

      The weighted average remaining contractual life of options outstanding as of December 31, 2006, 2005 and 2004 was 4.7, 5.5 and 6.3 years, respectively.
      The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2006 were as follows:

			Weighted
		Weighted	average
	Option price	average	remaining
Number of shares	range	exercise price	contractual life

189,455	$12.03 – $17.31	$17.04	7.8
29,716,135	$19.18 – $24.88	$22.04	5.2
217,360	$25.90 – $29.70	$27.20	6.2
19,990,687	$31.09 – $44.00	$34.37	4.9
6,211,615	$50.69 – $62.01	$59.08	1.6
16.5 — Employee share purchase plans
      No employee share purchase plan was offered in 2006, 2005 and 2004.
16.6 — Nonvested share awards
      In 2005, the Company redefined its equity-based compensation strategy by no longer granting options but rather issuing nonvested shares. In July 2005, the Company amended its latest Stock Option Plans for employees, Supervisory Board and Professionals of the Supervisory Board accordingly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      As part of this revised stock-based compensation policy, the Company granted on October 25, 2005 3,940,065 nonvested shares to senior executives and selected employees, to be issued upon vesting from treasury stock (“The 2005 Employee Plan”). The Compensation Committee also authorized the future grant of 219,850 additional shares to selected employees upon nomination by the Managing Board of the Company. These additional shares were granted in 2006. The shares were granted for free to employees and would vest upon completion of market and internal performance conditions. Under the program, if the defined market condition was met in the first quarter of 2006, each employee would receive 100% of the nonvested shares granted. If the market condition was not achieved, the employee could earn one third of the grant for each of the two performance conditions. If neither the market or performance conditions were met, the employee would receive none of the grant. In addition to the market and performance conditions, the nonvested shares vest over the following requisite service period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant. In 2006, the Company failed to meet the market condition while the performance conditions were reached. Consequently, one third of the shares granted, amounting to 1,364,902 shares, was lost for vesting. In addition, in compliance with the graded vesting of the grant and pursuant to the acceleration of a limited number of stock awards, the first tranche of the plan, representing 637,109 shares, vested as at April 27, 2006 and were transferred to employees from the 13,400,000 treasury shares owned by the Company. At December 31, 2006 1,993,444 nonvested shares were outstanding. In March 2006 the Company decided to modify the original plan to create a subplan for the employees in one of its European subsidiaries for statutory payroll tax purposes. The original plan terms and conditions were modified to extend for these employees the requisite service period as follows: 64% of the granted stock awards vest as at April 27, 2007 and 36% as at April 27, 2008 following the date of the grant. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, during which the employees must still be rendering service to the Company in order to be entitled to the full rights of the shares. At December 31, 2006, out of the total 1,993,444 outstanding nonvested shares of the granted plan, 694,257 were outstanding as part of the newly created subplan.
      On October 25 2005, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2005 Supervisory Board Plan”). These awards are granted at the nominal value of the share of €1.04 and vest over the following period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In 2006, in compliance with the graded vesting of the grant, the first tranche of the plan, representing 17,000 shares, vested as at April 27, 2006. As of December 31 2006, 34,000 awards were outstanding.
      On April 29, 2006, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2006 Supervisory Board Plan”). These awards are granted at the nominal value of the share of €1.04 and vest over the following period: 32% after 12 months, 32% after 24 months and 36% after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. As of December 31, 2006, 51,000 awards were outstanding.
      On September 29, 2006 the Company granted 4,854,280 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2006 Employee Plan”). The Compensation Committee also authorized on September 29, 2006 the future grant of 245,720 shares to selected employees upon nomination by the Managing Board of the Company. The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in one of the Company’s European subsidiaries for whom a subplan was simultaneously created on September 29, 2006, the nonvested shares vest over the following requisite service period: 32% as at April 27, 2007, 32% as at April 27, 2008 and 36% as at April 27, 2009. The following requisite service period is required for the nonvested shares granted under the local subplan: 64% of the granted stock awards vest as at April 27, 2008 and 36% as at April 27, 2009. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, during which the employees must still be rendering service to the Company in order to be entitled to the full rights of the shares. At December 31, 2006 4,735,850 nonvested shares were outstanding, of which 1,224,440 under the local subplan.
      On December 19, 2006, the Compensation Committee granted additional 62,360 shares to selected employees designated by the Managing Board of the Company as part of the 2006 Employee Plan. This

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
additional grant has the same terms and conditions as the original plan. At December 31, 2006 62,360 nonvested shares were outstanding as part of this additional grant, of which 34,600 under the local subplan.
      A summary of the nonvested share activity for the years ended December 31, 2006 and December 31, 2005 is presented below:

Nonvested Shares	Number of Shares	Exercise price

Outstanding at December 31, 2004	—	—

Awards granted:
2005 Employee Plan	3,940,065	$0
2005 Supervisory Board Plan	66,000	€1.04
Awards forfeited:
2005 Employee Plan	(25,845)	$0
2005 Supervisory Board Plan	(15,000)	€1.04
Awards vested	—	—
Outstanding as at December 31, 2005	3,965,220	$0-€1.04

Awards granted:
2005 Employee Plan	219,850	$0
2006 Employee Plan	4,916,640	$0
2006 Supervisory Board Plan	66,000	€1.04
Awards forfeited:
2005 Employee Plan	(138,615)	$0
2006 Employee Plan	(118,430)	$0
2006 Supervisory Board Plan	(15,000)	€1.04
Awards cancelled on failed vesting
conditions:
2005 Employee Plan	(1,364,902)	$0
Awards vested:
2005 Employee Plan	(637,109)	$0
2005 Supervisory Board Plan	(17,000)	€1.04
Outstanding as at December 31, 2006	6,876,654	$0-€1.04

      The Company recorded compensation expense for the nonvested share awards based on the fair value of the awards at the grant date. The fair value of the awards granted in 2005 represents the $16.61 share price at the date of the grant. On the 2005 Employee Plan, the fair value of the nonvested shares granted, since they are affected by a market condition, reflects a discount of 49.50%, using a Monte Carlo path-dependent pricing model to measure the probability of achieving the market condition.
      The following assumptions were incorporated into the Monte Carlo pricing model to estimate the 49.50% discount:

2005
Employee Plan

Historical share price volatility	27.74%
Historical volatility of reference index	25.5%
Three-year average dividend yield	0.55%
Risk-free interest rates used	4.21%-4.33%

      Consistent with fair value calculations of stock option grants in prior years, the Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The weighted average grant-date fair value of nonvested shares granted to employees under the 2005 Employee Plan was $8.50.
      In 2006, the Company accounted for the impact of the modification of the 2005 Employee Plan with the creation of a local subplan in compliance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”) provisions related to stock awards subject to a market condition and for which the original vesting period is extended. Such modification did not generate any incremental cost since, when measured as at the modification date, the fair value was discounted at 100% due to the nil probability as at March 2006 to achieve the market condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      The weighted average grant date fair value of nonvested shares granted to employees under the 2006 Employee Plan was $17.28. On the 2006 Employee Plan, the fair value of the nonvested shares granted, did not reflect any discount since they are not affected by a market condition. On the contrary, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. As at December 31, 2006, the Company determined that one of the three performance conditions was met and estimated that it was probable that the other two performance conditions would be achieved. Consequently, the compensation expense recorded on the 2006 Employee Plan reflects the assumption that all of the awards granted will vest, as far as the service condition is met.
      The compensation expense recorded for nonvested shares in 2006 and 2005 included a reduction for estimated forfeitures, reflecting the historical trend of forfeitures on past stock award plans. This estimate will be adjusted for actual forfeitures. For employees eligible for retirement during the requisite service period, the Company records compensation expense over the applicable shortened period. For awards for which vesting was accelerated in 2006, the Company recorded immediately the unrecognized compensation expense as at the acceleration date.
      The following table illustrates the classification of stock-based compensation expense included in the consolidated statements of income for the year ended December 31, 2006, December 31, 2005 and December 31, 2004, respectively:

	December 31,	December 31,	December 31,
	2006	2005	2004

Cost of sales	6	2	—
Selling, general and administrative	14	6	—
Research and development	8	3	—

Total compensation	28	11	—

      Compensation cost capitalized as part of inventory was $3 million at December 31, 2006 and amounted to $2 million at December 31, 2005. As of December 31, 2006 there was $73 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of 14 months.
      The total deferred income tax benefit recognized in the income statement related to share-based compensation expense amounted to $7 million for the year ended December 31, 2006 and $2 million for the year ended December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
16.7 — Accumulated other comprehensive income (loss)
      The accumulated balances related to each component of other comprehensive income (loss) were as follows:

		Unrealized		Minimum
	Foreign	gain (loss) on	Unrealized	pension	FAS 158	Accumulated
	currency	available-for-sale	gain (loss) on	liability	adoption	other
	translation	financial assets,	derivatives,	adjustment,	adjustment,	comprehensive
	income (loss)	net of tax	net of tax	net of tax	net of tax	income (loss)

Balance as of December 31, 2003	657	3	—	(37)	—	623
Other comprehensive income (loss)	441	(3)	59	(4)	—	493

Balance as of December 31, 2004	1,098	—	59	(41)	—	1,116
Other comprehensive income (loss)	(770)	—	(72)	7	—	(835)

Balance as of December 31, 2005	328	—	(13)	(34)	—	281
Other comprehensive income (loss)	532	—	26	34	(57)	535

Balance as of December 31, 2006	860	—	13	—	(57)	816

      As at December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). The impact upon adoption of the recognition in the consolidated financial statements of the overfunded and underfunded status of defined benefit and other post retirement plans as measured at December 31, 2006, amounted to $67 million before income tax effect and was recorded, as set forth in FAS 158, net of tax as a component of accumulated other comprehensive income.
16.8 — Dividends
      In 2006, 2005 and 2004, the Company paid a cash dividend of $0.12 per share for a total amount of $107 million each year.
17 — EARNINGS PER SHARE
      For the years ended December 31, 2006, 2005 and 2004, earnings per share (“EPS”) was calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Basic EPS
Net income	782	266	601
Weighted average shares outstanding	896,136,969	892,760,520	891,192,542
Basic EPS	0.87	0.30	0.67
Diluted EPS
Net income	782	266	601
Convertible debt interest, net of tax	17	5	4

Net income adjusted	799	271	605
Weighted average shares outstanding	896,136,969	892,760,520	891,192,542
Dilutive effect of stock options	211,770	854,523	2,038,369
Dilutive effect of nonvested shares	1,252,996	116,233	—
Dilutive effect of convertible debt	60,941,995	41,880,104	41,880,160

Number of shares used in calculating diluted EPS	958,543,730	935,611,380	935,111,071
Diluted EPS	0.83	0.29	0.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      At December 31, 2006, 2005 and 2004, outstanding stock options included anti-dilutive shares totalling approximately 56,113,482 shares, 59,704,044 shares and 63,385,838 shares, respectively.
18 — OTHER INCOME AND EXPENSES, NET
      Other income and expenses, net consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Research and development funding	54	76	84
Start-up costs	(57)	(56)	(63)
Exchange gain (loss), net	(9)	(16)	33
Patent litigation costs	(22)	(14)	(31)
Patent pre-litigation costs	(7)	(8)	(6)
Gain on sale of non-current assets, net	8	12	6
Other, net	(2)	(3)	(13)

Total other income and expenses, net	(35)	(9)	10

      Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.
      On June 29, 2006, the Company sold to Sofinnova Capital V its participation in Accent Srl, a subsidiary based in Italy. Accent Srl, in which the Company held a 51% interest, was jointly formed with Cadence Design Systems Inc. and is specialized in hardware and software design and consulting services for integrated circuit design and fabrication. The total consideration amounting to $7 million was received in cash on June 29, 2006. Net of consolidated carrying amount and transactions related expenses, the divestiture resulted in a net pre-tax gain of $6 million which was recorded in “Other income and expenses, net” in the 2006 consolidated statement of income. In addition the Company simultaneously entered into a license agreement with Accent by which the Company granted to Accent, for a total agreed lump sum amount of $3 million, the right to use “as is” and with no right to future development certain specific intellectual property of the Company that are currently used in Accent’s business activities. The total consideration was recognized immediately in 2006 and recorded as “Other revenues” in the consolidated statement of income. The Company was also granted warrants for 6,675 new shares of Accent. Such warrants expire after 15 years and can only be exercised in the event of a change of control or an Initial Public Offering of Accent above a predetermined value.
19 — IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS
      In 2006, the Company has incurred charges related to the main following items: (i) the 150mm restructuring plan started in 2003; (ii) the headcount reduction plan announced in the second quarter of 2005 and (iii) the yearly impairment review.
      During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the 150mm production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The Company is expecting to incur the balance of the restructuring charges related to this manufacturing restructuring plan in early 2007, later than previously anticipated to accommodate unforeseen qualification requirements of the Company’s customers.
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
      In May 2005, the Company announced additional restructuring efforts to improve profitability. These initiatives will aim to reduce the Company’s workforce by 3,000 outside Asia by the second half of 2006, of which 2,300 are planned for Europe. The Company plans to reorganize its European activities by optimizing on a global scale its EWS activities (wafer testing); harmonizing its support functions; streamlining its activities outside its manufacturing areas and by disengaging from certain activities.
      In the third quarter of 2006, the Company performed the impairment test on an annual basis in order to assess the recoverability of the goodwill carrying value. In addition, the Company decided to cease product development from technologies inherited from Tioga business acquisition.
      Impairment, restructuring charges and other related closure costs incurred in 2006, 2005, and 2004 are summarized as follows:

				Total impairment,
				restructuring charges
		Restructuring	Other related	and other related
Year ended December 31, 2006	Impairment	charges	closure costs	closure costs

150mm fab plan	(1)	(7)	(14)	(22)
2005 restructuring initiatives	(1)	(36)	(8)	(45)
Other	(10)	—	—	(10)

Total	(12)	(43)	(22)	(77)

				Total impairment,
				restructuring charges
		Restructuring	Other related	and other related
Year ended December 31, 2005	Impairment	charges	closure costs	closure costs

150mm fab plan	—	(4)	(9)	(13)
2005 restructuring initiatives	(66)	(46)	(2)	(114)
Other	(1)	—	—	(1)

Total	(67)	(50)	(11)	(128)

				Total impairment,
				restructuring charges
		Restructuring	Other related	and other related
Year ended December 31, 2004	Impairment	charges	closure costs	closure costs

150mm fab plan	—	(29)	(35)	(64)
Intangible assets and investments	(8)	—	—	(8)
Other	—	(4)	—	(4)

Total	(8)	(33)	(35)	(76)

               Impairment charges
      In 2006, the Company recorded impairment charges as follows:

•	$6 million impairment of goodwill pursuant to the decision of the Company to cease product development from technologies inherited from Tioga business acquisition. The Company reports Tioga business as part of the Application Specific Product Groups (“ASG”) product segment. Following this decision, the Company recorded the full write-off of Tioga goodwill carrying amount.

•	$4 million impairment on technologies purchased as part of Tioga business acquisition, which were determined to be without any alternative use;

•	$1 million impairment on equipment and machinery pursuant to the decision of the Company to discontinue a production line in one of its back-end sites;

•	$1 million impairment on equipment and machinery identified without any alternative use in one of the Company’s European 150 mm sites.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      In 2005, the Company recorded impairment charges as follows:

•	$39 million impairment of goodwill pursuant to the decision of the Company to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Company reports CPE business as part of the Access reporting unit, included in the Application Specific Products Group (“ASG”). Following the decision to discontinue a portion of this reporting unit, the Company, in compliance with FAS 142 reassessed the allocation of goodwill between the Access reporting unit and the business to be disposed of according to their relative fair values using market comparables;

•	$22 million of purchased technologies were identified without an alternative use following the discontinuation of CPE product lines;

•	$6 million for technologies and other intangible assets pursuant to the decision of the Company to close its research and development design centre in Karlsruhe (Germany), the discontinuation of a development project in Singapore, the optimization of its EWS (wafer testing) in the United States and other intangibles determined to be obsolete.
      During the year 2004, impairment charges were incurred relating to $5 million for purchased technologies primarily associated with ASG product group that were determined to be obsolete and $3 million for financial assets with other-than-temporary losses based on a valuation used for additional third party financing in the underlying investment.
      The long-lived assets affected by the restructuring plans are owned by the Company and were assessed for impairment using the held-for-use model defined in Statement of Financial Accounting Standards No. 144, Accounting for the impairment or disposal of long-term assets (“FAS 144”) when they did not satisfy all of the criteria required for held-for-sale status, as set forth in FAS 144. In 2006, the Company identified certain machinery and equipment to be disposed of by sale in one of its back-end sites in Morocco, following the decision of the Company to get disengaged from SPG activities as part of its latest restructuring initiatives. These assets did not generate any impairment charge and were reflected at their carrying value on the line “Other receivables and assets” of the consolidated balance sheet as at December 31, 2006.
      At December 31, 2006, the Company was required to evaluate the likelihood of the announced expected deconsolidation of its Flash memory business under FAS 144. Given the status of the project at year-end, the Company determined that the deconsolidation was more likely than not to occur for accounting purposes, thus triggering an impairment review for Flash memory activity. The outcome of this test determined that no impairment was required at December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      Restructuring charges and other related closure costs in 2006 are summarized as follows:

	150mm fab plan					Total
				2005		restructuring &
		Other related		restructuring		other related
	Restructuring	closure costs	Total	initiatives	Other	closure costs

Provision as at December 31, 2003	34	1	35	—	3	38
Charges incurred in 2004	32	32	64	—	4	68
Amounts paid	(32)	(32)	(64)	—	(4)	(68)
Currency translation effect	2	—	2	—	—	2

Provision as at December 31, 2004	36	1	37	—	3	40

Charges incurred in 2005	10	9	19	48	—	67
Reversal of provision	(6)	—	(6)	—	—	(6)
Amounts paid	(23)	(10)	(33)	(21)	(2)	(56)
Currency translation effect	(4)	—	(4)	—	—	(4)

Provision as at December 31, 2005	13	—	13	27	1	41

Charges incurred in 2006	7	14	21	44	—	65
Amounts paid	(7)	(14)	(21)	(54)	(1)	(76)
Currency translation effect	1	—	1	1	—	2

Provision as at December 31, 2006	14	—	14	18	—	32

               150mm fab plan:
      Restructuring charges incurred in 2006 amounted to $7 million termination benefits, and $14 million of other closure costs mainly related to maintenance and decontamination incurred in Agrate (Italy) and Rousset (France) sites. Restructuring charges incurred in 2005 amounted to $10 million, mainly related to termination benefits, and $9 million of other related closure costs for transfers of production.
      In 2005 management decided to continue a specific back-end fabrication line in Rennes (France), which had originally been designated for full closure. This decision resulted in a $6 million reversal of the restructuring provision.
      Restructuring charges in 2004 primarily related to $32 million in estimated one-time involuntary termination benefits and $32 million of other charges associated with the closure and transfers of production.
               2005 restructuring initiatives:
      The Company commenced several restructuring initiatives during 2005, including:

•	Pursuant to the decision of reducing its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Company committed to an exit plan in Zaventem (Belgium) and recorded in 2005 $4 million of workforce termination benefits. No additional cost was incurred for these restructuring initiatives in 2006.

•	In order to streamline its research and development sites, the Company decided to cease its activities in two locations, Karlsruhe (Germany) and Malvern (USA). The Company incurred in 2005 $1 million restructuring charges corresponding to employee termination costs and of $1 million of unused lease charges related to the closure of these two sites. These restructuring initiatives were completed in 2005.

•	In addition, charges totaling $2 million were paid in 2005 by the Company for voluntary termination benefits for certain employees. The Company also incurred a $2 million charge in 2005 related to additional restructuring initiatives, mainly in the United States and Mexico. No additional cost was incurred in 2006.

•	The Company defined in 2005 a plan of reorganization and optimization of its activities. This plan focuses on workforce reduction, mainly in Europe, but will, whenever possible, encourage voluntary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

redundancy such as early retirement measures and other special termination arrangements with the employees. The plan also includes the non-renewal of some temporary positions. For the year ended December 31, 2006 the Company recorded a total restructuring charge for its latest restructuring plan amounting to $44 million, of which $37 million corresponded to workforce reduction initiatives in Europe and $7 million were related to reorganization actions aiming at optimizing the Company’s EWS activities. In 2005, the Company recorded a total restructuring charge amounting to $38 million related to termination incentives for two of the Company’s subsidiaries in Europe, who accepted special termination arrangements.
               Other:
      During the year 2004, charges totaling $4 million were paid by the Company, mainly for a voluntary termination benefit program.
      Total impairment, restructuring charges and other related closure costs:
      The 2003 restructuring plan and related manufacturing initiatives are expected to be largely completed early 2007. Of the total $330 million expected pre-tax charges to be incurred under the plan, $316 million have been incurred as of December 31, 2006 ($22 in 2006, $13 million in 2005, $76 million in 2004 and $205 million in 2003).
      The 2005 headcount reduction plan, which was nearly fully completed as at December 31, 2006, was originally expected to result in pre-tax charges of $100 million, out of which $86 million have been incurred as at December 31, 2006 ($45 in 2006 and $41 million in 2005).
      In 2006, total amounts paid for restructuring and related closure costs amounted to $76 million.
      The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.
20 — INTEREST INCOME (EXPENSE), NET
      Interest income (expense), net consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Income	143	53	41
Expense	(50)	(19)	(44)

Total	93	34	(3)

      No borrowing cost was capitalized in 2006, while capitalized interest was $2 million and $3 million in 2005 and 2004, respectively. Interest income on floating rate notes classified as available-for-sale marketable securities amounted to $5 million for the year ended December 31, 2006. In 2005 and 2004, the Company invested available cash in credit-linked deposits issued by several primary banks, which maturity was scheduled before year-end. Interest income on these marketable securities for the years ended December 31, 2005 and December 31, 2004 amounted to $18 million and $16 million, respectively.
21 — LOSS ON EXTINGUISHMENT OF CONVERTIBLE DEBT
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
22 — INCOME TAX
      Income before income tax expense is comprised of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Income (loss) recorded in The Netherlands	(12)	(60)	12
Income from foreign operations	776	335	660

Income before income tax expense	764	275	672

      STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.
      Income tax benefit (expense) is comprised of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

The Netherlands taxes — current	(7)	(6)	(6)
Foreign taxes — current	(47)	(33)	(52)

Current taxes	(54)	(39)	(58)
Foreign deferred taxes	74	31	(10)

Income tax benefit (expense)	20	(8)	(68)

      The principal items comprising the differences in income taxes computed at The Netherlands statutory rate, of 29.6% in 2006, 34.5% in 2005 and 35% in 2004, and the effective income tax rate are the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Income tax expense computed at statutory rate	(226)	(95)	(232)
Permanent and other differences	(27)	(26)	(11)
Valuation allowance adjustments	(8)	—	—
Impact of prior years adjustments	63	28	3
Effects of change in enacted tax on deferred taxes	—	—	18
Current year credits	49	20	28
Other tax and credits	(1)	(2)	(3)
Benefits from tax holidays	134	48	77
Earnings of subsidiaries taxed at different rates	36	19	52

Income tax benefit (expense)	20	(8)	(68)

      As the result of favourable events that occurred in 2006, the Company recognized approximately $23 million in tax benefits related to Research and Development Credits and Extraterritorial Income Exclusions in the United States for prior periods. In addition the Company reversed $90 million in income tax provisions related to a previously received tax assessment in the United States based on a final settlement upon appeals. See Note 24 for further information. These amounts were partially offset by tax assessments or probable tax assessments in various tax jurisdictions.
      The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax holiday benefits on basic earnings per share was $0.15, $0.05, and $0.09 for the years ended December 31, 2006, 2005, and 2004, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
      Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2006	2005

Tax loss carryforwards and investment credits	159	150
Inventory valuation	25	28
Impairment and restructuring charges	18	24
Fixed asset depreciation in arrears	81	73
Receivables for government funding	116	66
Tax allowances granted on past capital investments	975	761
Pension service costs	29	13
Commercial accruals	11	11
Other temporary differences	52	45

Total deferred tax assets	1,466	1,171
Valuation allowances	(1,039)	(854)

Deferred tax assets, net	427	317

Accelerated fixed asset depreciation	(118)	(116)
Acquired intangible assets	(8)	(7)
Advances of government funding	(25)	(31)
Other temporary differences	(30)	(18)

Deferred tax liabilities	(181)	(172)

Net deferred income tax asset	246	145

      As of December 31, 2006, the Company and its subsidiaries have tax loss carryforwards and investment credits that expire starting 2007, as follows:

Year

2007	50
2008	3
2009	—
2010	—
Thereafter	106

Total	159

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
      Tax loss carryforwards include $54 million in net operating losses acquired in business combinations, which continue to be fully provided for at December 31, 2006. Any eventual use of these tax loss carryforwards would result in a reduction of the goodwill recorded in the original business combination.
      The amount of deferred tax benefit recorded as a component of other comprehensive income (loss) was $7 million in 2006. This related primarily to the tax effects of the recognized unfunded status on defined benefits plans pursuant to FAS 158 adoption and unrealized gains on derivatives. The amount of deferred tax expense recorded as a component of other comprehensive income (loss) was $6 million and $5 million in 2005 and 2004, respectively. This related primarily to the tax effects of unrealized gains (losses) on derivatives as well as minimum pension liability adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
23 — COMMITMENTS
      The Company’s commitments as of December 31, 2006 were as follows:

	Total	2007	2008	2009	2010	2011	Thereafter

Operating leases	$304	$54	$44	$40	$31	$28	$107
Purchase obligations	1,052	959	68	25
Of which:
Equipment purchase	467	467
Foundry purchase	373	373
Software, technology licenses and design	212	119	68	25
Hynix ST Joint Venture	32	32
Other obligations	110	67	23	11	5	1	3

Total	$1,498	$1,112	$135	$76	$36	$29	$110

      The Company leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $56 million, $61 million and $45 million in 2006, 2005 and 2004, respectively.
      As described in Note 3, the Company and Hynix Semiconductor signed on November 16, 2004 a joint-venture agreement to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The business license was obtained in April 2005 and the Company paid $213 million, including $1 million of deal-related expenses in 2006 and $38 million of capital contributions in 2005. The Company has also entered into a debt guarantee agreement with a third party financial institution which will loan up to $250 million to the joint venture. Repayment of the loan by the joint venture is guaranteed by a deposit from the Company to the bank in an offsetting amount. As of December 31, 2006, $218 million has been loaned to the joint venture and a deposit placed by the Company with the bank in a like amount. The remaining $32 million is expected to be loaned to the joint venture, with an offsetting deposit by the Company in the first quarter of 2007. Furthermore, the Company has contingent future loading obligations to purchase products from the joint venture, which have not been included in the table above because at this stage the amounts remain contingent and non-quantifiable.
      Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
Other commitments
      The Company has issued guarantees totalling $790 million related to its subsidiaries’ debt.
24 — CONTINGENCIES
      The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse, material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
      The Company previously received a tax assessment from the United States tax authorities, which was under an appeals process. In 2006, the Company received the final settlement from the Joint Committee on Taxation with no adjustment to filed tax returns. This resulted in a reversal of $90 million in income tax provisions that the Company had previously recorded to cover any potential losses associated with the claim.
25 — CLAIMS AND LEGAL PROCEEDINGS
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
      The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Technologies, Inc. (“Tessera”). Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company is not currently in a position to evaluate any probable loss, which may arise out of such litigation.
      On September 15, 2006, the Company filed a criminal complaint with the Public Prosecutor in Lugano, Switzerland following the discovery by its management in 2006 of a fraud perpetrated by its former treasurer, who retired at the end of 2005, relating to certain foreign exchange transactions that took place from 1998 until the end of 2005. Following such complaint, the former treasurer was arrested and charged in November 2006, along with three individuals not employed by the Company. The Company is currently actively pursuing the recovery of the amounts that had been illegally misappropriated.
26 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
      Effective January 2006, Corporate Treasury has been reorganized under the lead of a newly appointed Corporate Treasurer, reporting to the Chief Financial Officer. Simultaneously, a Treasury Committee was created to steer treasury activities and to ensure compliance with corporate policies. Treasury activities are regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. Most Treasury activities are centralized, with any local treasury activities subject to oversight from the head treasury office. The majority of cash and cash equivalent is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.
26.1 — Foreign Currency Risk
      The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates.
               Foreign Currency Forward Contracts Not Designated as a Hedge
      The Company enters into foreign currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These include receivables from international sales by various subsidiaries in foreign currencies, payables for foreign currency denominated purchases and certain other assets and liabilities arising in intercompany transactions.
      The notional amount of the foreign currency forward contracts totalled $232 million, $1,461 million and $7,013 million at December 31, 2006, 2005 and 2004, respectively. The principal currencies covered are the Euro, the Singapore dollar, the Japanese yen, the Swiss franc and the Malaysian ringgit.
      The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.
      Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2006 have remaining terms of 3 days to 5 months, maturing on average after 19 days.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
               Derivative Instruments Designated as a Hedge
      To further reduce its exposure to U.S. dollar exchange rate fluctuations, in 2004 the Company started to hedge certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options.
      For the year ended December 31, 2006 the Company recorded a reduction in cost of sales and operating expenses of $5 million and $14 million, respectively, related to the realized gain incurred on such hedged transactions. In addition, no cash flow hedge transaction was discontinued in 2006 and no amount was reclassified as “other income and expenses, net” into the statement of income from accumulated other comprehensive income. For the year ended December 31, 2005 the Company recorded as cost of sales and operating expenses $51 million and $30 million, respectively, related to the realized loss incurred on such hedged transactions. In addition, after determining that it was not probable that certain forecasted transactions would occur by the end of the originally specified time period, the Company discontinued in the first quarter of 2005 certain of its cash flow hedges and reclassified a net loss of $37 million as “other income and expenses, net” into the statement of income from accumulated other comprehensive income.
      The notional amount of foreign currency forward contracts and currency options designated as cash flow hedges totalled $593, $745 and $1,839 million at December 31, 2006, 2005 and 2004 respectively. The forecasted transactions hedged at December 31, 2006 were determined to be probable of occurrence.
      As of December 31, 2006, $13 million of deferred gains on derivative instruments, net of tax of $2 million, included in accumulated other comprehensive income were expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. As of December 31, 2005, $13 million of deferred losses on derivative instruments, net of tax of $1 million, included in accumulated other comprehensive income were reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.
      Foreign currency forward contracts designated as cash flow hedges outstanding as of December 31, 2006 have remaining terms of 5 days to 5 months, maturing on average after 45 days.
26.2 — Interest rate risk
      In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bond due to 2016 to a variable interest rate based upon adjusted LIBOR. The cancellable swaps meet the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds are reflected at their fair values in the consolidated balance sheet. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. The cancellable swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates and were designated as a fair value hedge at their inception. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “other income and expenses, net”. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the cancellable swaps will continue to be recorded in the consolidated income statement.
      The net loss recognized in “other income and expenses, net” for the year ended December 31, 2006 as a result of the ineffective portion of this fair value hedge was not material.
26.3 — Concentration of credit risk
      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments, foreign currency contracts and trade receivables.
      The company selects banks and/or financial institutions that operate with the ST group based on the criteria of single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A-from Standard & Poor’s and Fitch Ratings. A monthly review of the counterparty banks is conducted to verify that the credit criteria still apply and prompt action is taken, if needed. The Company also

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
sets limits for each instrument used. The maximum outstanding amount per instrument with each individual bank is set to a 20% threshold of the total outstanding. The Company monitors and manages its Treasury activities within these limits. The credit risk exposure is calculated on 100% of cash and debt capital market instruments and on positive marked to market for foreign exchange forwards, interest rate swaps and currency and interest rate options.
      At December 31, 2006 and 2005, one customer, the Nokia Group of companies, represented 26.2% and 15.7% of trade accounts receivable, net respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.
26.4 — Fair value of financial instruments
      The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques.

	2006		2005

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Long-term debt
— Bank loans (including current portion)	478	466	412	400
— Senior Bonds	659	655	—	—
— Convertible debt	993	1,010	1,379	1,342
Other receivables and assets
— Foreign exchange forward contracts and currency options	14	14	3	3
Other investments and other non-current assets
— Cancellable swaps designated as fair value hedge	4	4	—	—
Other payables and accrued liabilities
— Foreign exchange forward contracts and currency options	1	1	31	31
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
Foreign exchange forward contracts and currency options
      The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Cancellable swaps
      The fair values of these instruments are estimated based upon market prices for similar instruments.
27 — RELATED PARTY TRANSACTIONS
      Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2006	2005	2004

Sales & other services	118	158	9
Research and development expenses	(43)	(48)	(46)
Other purchases	(70)	(16)	(23)
Other income and expenses	(21)	(12)	(25)
Accounts receivable	20	29	6
Accounts payable	20	12	18
Other assets	—	11	2
      For the years ended December 31, 2006, 2005 and 2004, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom, Equant, Orange, Finmeccanica, Cassa Depositi e Prestiti and Thomson. Additionally, the Company incurred in 2006 significant amounts from Hynix Semiconductor Inc., with which the Company has a significant equity investment, Hynix ST joint venture, described in detail in Note 3. In 2006, Hynix Semiconductor Inc. increased its business transactions with the Company in order to supply products on behalf of the joint venture, which was not ready to fully produce and supply the requested volumes to the Company. The amount of purchases and other expenses made in 2006 from Hynix Semiconductor Inc. was $161 million. The Company had a payable amount of $13 million as at December 31, 2006.
      In addition, the Company participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which are not included in the table above. The share of income (expense) recorded by the Company as research and development expenses incurred by E.I.G amounted to $1 million expense, $5 million expense and to $3 million income in 2006, 2005 and 2004. At December 31, 2006, the Company had no receivable or payable amount. At December 31, 2005 and 2004, the Company had a net receivable amount of $1 million.
      The Company contributed cash amounts totalling $1 million, $1 million and $3 million for the years ended December 31, 2006, 2005 and 2004 respectively to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.
      In addition, pursuant to the Supervisory Board’s approval, the Company paid in 2005 a special contribution amounting to $4 million to a non-profit charitable institution in the field of sustainable development and social responsibility on behalf of its former President and Chief Executive Officer.
28 — SEGMENT INFORMATION
      The Company operates in two business areas: Semiconductors and Subsystems.
      In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.
      In the Semiconductors business area, effective January 1, 2005, the Company realigned its product groups to increase market focus and realize the full potential of its products, technologies, and sales and marketing channel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Beginning with the first quarter of 2005, the Company now reports its semiconductor sales and operating income in three segments:

•	Application Specific Product Groups (“ASG”) segment, comprised of three product lines — Home, Personal and Communication (“HPC”), Computer Peripherals (“CPG”) and new Automotive Product (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Power and Analog (“MPA”) segment.
      The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product groups, but on the basis of the Semiconductor Business area. All these product groups share common research and development for process technology and manufacturing capacity for most of their products.
      The Company has restated its results in prior periods for illustrative comparisons of its performance by product group and by period. The segment information of 2004 has been restated using the same principles applied to the years 2005 and 2006. The preparation of segment information according to the new group structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the groups for the prior years. However management believes that the 2004 year’s presentation is representative of 2006 and 2005 and is using these comparatives when managing the Company.
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
      The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with its internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, the Company allocated the start-up costs to expand its marketing and design presence in new developing areas to each Group. The company restated 2004 results accordingly.
Net revenues by product group

	December 31,	December 31,	December 31,
	2006	2005	2004

Application Specific Product Groups	5,396	4,991	4,902
Memory Products Group	2,137	1,948	1,887
Micro, Power and Analog	2,243	1,882	1,902
Others(1)	78	61	69

Total consolidated net revenues	9,854	8,882	8,760

(1)	Includes revenues from sales of subsystems mainly and other products not allocated to product groups.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Operating Income by product group

	December 31,	December 31,	December 31,
	2006	2005	2004

Application Specific Product Groups	439	355	530
Memory Products Group	34	(118)	42
Micro, Power and Analog	362	271	413

Total operating income of product groups	835	508	985
Others(1)	(158)	(264)	(302)

Total consolidated operating income	677	244	683

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.
     Reconciliation to consolidated operating income:

	December 31,	December 31,	December 31,
	2006	2005	2004

Total operating income of product groups	835	508	985

Strategic R&D and other R&D programs	(8)	(49)	(91)
Start-up costs	(57)	(56)	(63)
Impairment & restructuring charges	(77)	(128)	(76)
Subsystems and Other Products Group	(9)	1	(1)
One-time compensation and special contributions(1)	—	(22)	—
Patents claim costs	—	—	(4)
Other non-allocated provisions(2)	(7)	(10)	(67)

Total operating loss Others(3)	(158)	(264)	(302)
Total consolidated operating income	677	244	683

(1)	One-time compensation and special contributions to the Company’s former CEO and other executives were not allocated to product groups.

(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs. .

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the groups since 2005; comparable amounts reported in this category have been reclassified accordingly in the above table.
     The following is a summary of operations by entities located within the indicated geographic areas for 2006, 2005 and 2004. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (P,P&E, net) and intangible assets, net including goodwill. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Net revenues

	December 31,	December 31,	December 31,
	2006	2005	2004

The Netherlands	3,114	2,864	2,702
France	240	268	359
Italy	230	203	254
USA	1,030	1,066	1,262
Singapore	4,698	4,041	3,671
Japan	400	306	403
Other countries	142	134	109

Total	9,854	8,882	8,760

Long-lived assets

	December 31,	December 31,	December 31,
	2006	2005	2004

The Netherlands	318	333	438
France	1,781	1,618	2,206
Italy	1,745	1,698	2,216
Other European countries	204	176	209
USA	470	458	414
Singapore	1,642	1,684	1,828
Malaysia	356	321	367
Other countries	344	332	319

Total	6,860	6,620	7,997

29 — SUBSEQUENT EVENTS
      On January 22, 2007, a new option agreement was enacted with an independent foundation, Stichting Continuïteit ST (the “Stichting”), which will have an independent board. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable if the board of the Stichting determines that hostile actions, such as a creeping acquisition or an unsolicited offer for the Company’s common shares, would be contrary to the interests of the Company, its shareholders, or its other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The new option agreement with the Stichting reflects changes in Dutch legal requirements, not a response to any hostile takeover attempt.

STMicroelectronics N.V.
VALUATION AND QUALIFYING ACCOUNTS
(Currency — millions of U.S. dollars)

Valuation and
Qualifying Accounts
Deducted from the	Balance at
Related Asset	Beginning of	Translation	Charged to Costs		Balance at End of
Accounts	Period	Adjustment	and Expenses	Deductions	Period

2006
Inventories	51	—	78	(82)	47
Accounts Receivable	27	1	7	(4)	31
Deferred Tax Assets	854	101	135	(51)	1,039
2005
Inventories	47	—	73	(69)	51
Accounts Receivable	21	(1)	10	(3)	27
Deferred Tax Assets	855	(110)	109	—	854
2004
Inventories	30	—	85	(68)	47
Accounts Receivable	16	1	6	(2)	21
Deferred Tax Assets	709	62	84	—	855

S-1