Form 20-F
period 2007-12-31
STMICROELECTRONICS NV
filed 2008-03-03
CIK 932787

As filed with the Securities and Exchange Commission on March 3, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 1-13546
STMicroelectronics N.V.
(Exact name of registrant as specified in its charter)

Not Applicable	The Netherlands
(Translation of registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

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

899,760,539 common shares at December 31, 2007

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
Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☑

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report or Form 20-F (the “Form 20-F”), references to “we,” “us” and “Company” are to STMicroelectronics N.V. together with its consolidated subsidiaries, references to “EU” are to the European Union, references to “€” and the “Euro” are to the Euro currency of the EU, references to the “United States” and “U.S.” are to the United States of America and references to “$” or to “U.S. dollars” are to United States dollars. References to “mm” are to millimeters and references to “nm” are to nanometers.

We have compiled the market share, market size and competitive ranking data in this annual report using statistics and other information obtained from several third-party sources. Except as otherwise disclosed herein, all references to our competitive positions in this annual report are based on 2007 revenues according to provisional industry data published by iSuppli Corporation and 2006 revenues according to industry data published by iSuppli and Gartner, Inc., and references to trade association data are references to World Semiconductor Trade Statistics (“WSTS”). Certain terms used in this annual report are defined in “Certain Terms.”

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	the closing of the transaction announced in May 2007 with Intel and Francisco Partners concerning the creation of a new independent Flash memory company, which was later named “Numonyx,” within the timeframe and pursuant to the terms currently planned; as well as any future losses that may be incurred once Numonyx begins operations, which would affect us in proportion to our equity holding in this company;

•	our ability to address changes in the exchange rates between the U.S. dollar and the Euro, in particular with the further weakening of the U.S. dollar which impacts our gross margin since our fixed costs are incurred in Euros, when our selling prices are mainly in U.S. dollars as well as changes in the exchange rates between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	the attainment of anticipated benefits of cooperative research and development alliances and our ability to secure new process technologies in a timely and cost effective manner so that the resultant products can be commercially viable and acceptable in the marketplace;

•	our ability, in an intensively competitive environment and cyclical industry, to design competitive products, to secure timely acceptance of our products by our customers, to adequately operate our manufacturing facilities at sufficient levels to cover fixed operating costs, and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the results of actions by our competitors, including new product offerings and our ability to react thereto;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•	significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing and execution of our manufacturing investment plans and associated costs, including start-up costs;

•	the financial impact of obsolete or excess inventories if actual demand differs from our manufacturing plans;

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	changes in our overall tax position as a result of changes in tax laws or pursuant to tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of litigation;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions; and

•	changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 20-F to reflect subsequent events or circumstances.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2007. Such data have been derived from our Consolidated Financial Statements. Consolidated audited financial statements for each of the years in the three-year periods ended December 31, 2007, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements and the related Notes thereto included in “Item 8. Financial Information — Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In millions except per share and ratio data)

Consolidated Statements of Income Data:
Net sales	$9,966	$9,838	$8,876	$8,756	$7,234
Other revenues	35	16	6	4	4

Net revenues	10,001	9,854	8,882	8,760	7,238
Cost of sales	(6,465)	(6,331)	(5,845)	(5,532)	(4,672)

Gross profit	3,536	3,523	3,037	3,228	2,566
Operating expenses:
Selling, general and administrative	(1,099)	(1,067)	(1,026)	(947)	(785)
Research and development(1)	(1,802)	(1,667)	(1,630)	(1,532)	(1,238)
Other income and expenses, net(1)	48	(35)	(9)	10	(4)
Impairment, restructuring charges and other related closure costs	(1,228)	(77)	(128)	(76)	(205)

Total operating expenses	(4,081)	(2,846)	(2,793)	(2,545)	(2,232)
Operating income (loss)	(545)	677	244	683	334
Other-than-temporary impairment charge on financial assets	(46)	—	—	—	—
Interest income (expense), net	83	93	34	(3)	(52)
Earnings (loss) on equity investments	14	(6)	(3)	(4)	(1)
Loss on extinguishment of convertible debt	—	—	—	(4)	(39)
Income (loss) before income taxes and minority interests	(494)	764	275	672	242
Income tax benefit (expense)	23	20	(8)	(68)	14

Income (loss) before minority interests	(471)	784	267	604	256
Minority interests	(6)	(2)	(1)	(3)	(3)

Net income (loss)	$(477)	$782	$266	$601	$253

Earnings (loss) per share (basic)	$(0.53)	$0.87	$0.30	$0.67	$0.29
Earnings (loss) per share (diluted)	$(0.53)	$0.83	$0.29	$0.65	$0.27
Number of shares used in calculating earnings per share (basic)	898.7	896.1	892.8	891.2	888.2
Number of shares used in calculating earnings per share (diluted)	898.7	958.5	935.6	935.1	937.1

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In millions except per share and ratio data)

Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents(2)	$1,855	$1,659	$2,027	$1,950	$2,998
Marketable securities	1,014	764	—	—	—
Short-term deposits	—	250	—	—	—
Restricted cash for equity investments	250	218	—	—	—
Non-current marketable securities	369	—	—	—	—
Total assets	14,272	14,198	12,439	13,800	13,477
Short-term debt (including current portion of long-term debt)	103	136	1,533	191	151
Long-term debt (excluding current portion)(2)	2,117	1,994	269	1,767	2,944
Shareholders’ equity(2)	9,573	9,747	8,480	9,110	8,100
Capital stock(3)	3,253	3,177	3,120	3,074	3,051
Other Data:
Dividends per share	$0.30	$0.12	$0.12	$0.12	$0.08
Capital expenditures(4)	1,140	1,533	1,441	2,050	1,221
Net cash provided by operating activities	2,188	2,491	1,798	2,342	1,920
Depreciation and amortization(4)	1,413	1,766	1,944	1,837	1,608
Debt-to-equity ratio(5)	0.23	0.22	0.21	0.21	0.38
Net debt (cash) to total shareholders’ equity ratio(5)	(0.132)	(0.078)	(0.026)	0.001	0.012

(1)	“Other income and expenses, net” includes, among other things, funds received through government agencies for research and development expenses, the cost of new production facilities start-ups, foreign currency gains and losses, gains on sales of marketable securities and non-current assets and the costs of certain activities relating to intellectual property. Our reported research and development expenses are mainly in the areas of product design, technology and development, and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales.

(2)	On November 16, 2000, we issued $2,146 million initial aggregate principal amount of Zero-Coupon Senior Convertible Bonds due 2010 (the “2010 Bonds”), for net proceeds of $1,458 million; in 2003, we repurchased on the market approximately $1,674 million aggregate principal amount at maturity of 2010 Bonds. During 2004, we completed the repurchase of our 2010 Bonds and repurchased on the market approximately $472 million aggregate principal amount at maturity for a total amount paid of $375 million. In 2001, we redeemed the remaining $52 million of our outstanding Liquid Yield Option Notes due 2008 (our “2008 LYONs”) and converted them into common shares in May and June 2001. In 2001, we repurchased 9,400,000 common shares for $233 million, and in 2002, we repurchased an additional 4,000,000 shares for $115 million. We reflected these purchases at cost as a reduction of shareholders’ equity. The repurchased shares have been designated for allocation under our share-based compensation programs on non-vested shares, including the plans as approved by the 2005, 2006 and 2007 annual general shareholders’ meetings, and those which may be attributed in the future. As of December 31, 2007, 2,867,119 shares were transferred to employees upon vesting of stock awards. In August 2003, we issued $1,332 million principal amount at issuance of our convertible bonds due 2013 (our “2013 Convertible Bonds”) with a negative yield of 0.5% that resulted in a higher principal amount of $1,400 million and net proceeds of $1,386 million. During 2004, we repurchased all of our outstanding Liquid Yield Option Notes due 2009 (our “2009 LYONs”) for a total amount of cash paid of $813 million. In February 2006, we issued Zero Coupon Senior Convertible Bonds due 2016 (our “2016 Convertible Bonds”) representing total gross proceeds of $974 million. In March 2006, we issued €500 million Floating Rate Senior Bonds due 2013 (our “2013 Senior Bonds”). In August 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising their August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds at a conversion ratio of $985.09 per $1,000 aggregate principal amount at issuance resulting in a cash disbursement of $1,377 million.

(3)	Capital stock consists of common stock and capital surplus.

(4)	Capital expenditures are net of certain funds received through government agencies, the effect of which is to decrease depreciation.

(5)	Net debt (cash) to total shareholders’ equity ratio is a non-U.S. GAAP financial measure. The most directly comparable U.S. GAAP financial measure is considered to be “Debt-to-Equity Ratio.” However, the Debt-to-Equity Ratio measures gross debt relative to equity, and does not reflect the current cash position of the Company. We believe that our net debt (cash) to total shareholders’ equity ratio is useful to investors as a measure of our financial position and leverage. The ratio is computed on the basis of our net financial position divided by total shareholders’ equity. Our net financial position is the difference between our total cash position (cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). For more information on our net financial position, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources — Net financial position.” Our computation of net debt (cash) to total shareholders’ equity ratio may not be consistent with that of other companies, which could make comparability difficult.

Risk Factors

Risks Related to the Semiconductor Industry

The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition.

The semiconductor industry is cyclical and has been subject to significant economic downturns at various times. Downturns are typically characterized by diminished demand giving rise to production overcapacity, accelerated erosion of average selling prices, high inventory levels and reduced revenues. Downturns may be the result of industry-specific factors, such as excess capacity, product obsolescence, price erosion, evolving standards, changes in end-customer demand, and/or macroeconomic trends impacting global economies. Such macroeconomic trends relate to the semiconductor industry as a whole and not necessarily to the individual semiconductor markets to which we sell our products. The negative effects on our business from industry downturns may also be increased to the extent that such downturns are concurrent with the timing of new increases in production capacity in our industry.

We have experienced revenue volatility and market downturns in the past and expect to experience them in the future, which could have a material adverse impact on our results of operations and financial condition.

Reduction in demand or increase in production capacity for semiconductor products may lead to overcapacity, which in turn may require plant closures, asset impairments, restructuring charges and inventory write-offs.

Capital investments for semiconductor manufacturing equipment are made both by integrated semiconductor companies like us and by specialist semiconductor foundry companies, which are subcontractors that manufacture semiconductor products designed by others.

According to data published by industry sources, investments in worldwide semiconductor fabrication capacity totaled approximately $29.5 billion in 2003, $45.7 billion in 2004, $46.1 billion in 2005, $54.8 billion in 2006 and an estimated $57.2 billion in 2007, or approximately 18%, 22%, 20%, 22% and 22%, respectively, of the total available market (the “TAM”) for these years. The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions, may exceed demand requirements, leading to overcapacity and price erosion.

In recent years, overcapacity and cost optimization have led us to close manufacturing facilities that used more mature process technologies and, as a result, to incur significant impairment, restructuring charges and related closure costs. In 2007 we announced closures of our Phoenix, Carrollton, and Ain Sebaa manufacturing facilities and recorded impairment, restructuring charges and related closure costs of $73 million. Previously announced restructuring and cost reduction plans were substantially completed as of December 31, 2007 and resulted in total charges of approximately $38 million. See “Item 5. Operating and Financial Review and Prospects — Impairment, Restructuring Charges and Other Related Closure Costs.”

There can be no assurance that future changes in the market demand for our products and/or the need to mitigate overcapacity or obsolescence in our manufacturing facilities may not require us to lower the prices we charge for our products, and/or that market downturns, or overcapacity or obsolescence may not lead us to incur additional impairment and restructuring charges, which may have a material adverse effect on our business, financial condition and results of operations.

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

We face significant competition in each of our product lines. Similarly, many of our competitors also offer a large variety of products. Some of our competitors may have greater financial and/or more focused research and development resources than we do. If these competitors substantially increase the resources they devote to developing and marketing products that compete with ours, we may not be able to compete successfully. Any consolidation among our competitors could also enhance their product offerings, manufacturing efficiency and financial resources, further strengthening their competitive position.

Given the intense competition in the semiconductor industry, if our products are not selected based on any of the above factors, our business, financial condition and results of operations could be materially adversely affected.

We regularly devote substantial resources to winning competitive bid selection processes, known as “product design wins”, to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and can require us to incur significant design and development expenditures, with no guarantee of winning or generating revenue. Delays in developing new products with anticipated technological advances and failure to win new design projects for customers or in commencing volume shipments of new products may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements from other competitors that may have greater resources or are more focused than we are. Because we typically focus on only a few customers in a product area, the loss of a design win can sometimes result in our failure to offer a generation of a product. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology or industry leader.

Even after obtaining a product design win from one of our customers, we may still experience delays in generating revenue from our products as a result of our customers or our lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue at the time of such delay or cancellation. Finally, if our customers fail to successfully market and sell their own products, it could materially adversely affect our business, financial condition and results of operations as the demand for our products falls.

Semiconductor and other products that we design and manufacture are characterized by rapidly changing technology and new product introductions, and our success depends on our ability to develop and manufacture complex products cost- effectively and to scale.

Semiconductor design and process technologies are subject to constant technological improvements and may require large expenditures for capital investments, advanced research and technology development. Many of the resulting products that we market, in turn, have short life cycles, with some being less than one year.

If we experience substantial delays or are unable to develop new design or process technologies, our results of operations or financial condition could be adversely affected.

We also regularly incur costs to acquire technology from third parties without any guarantee of realizing the anticipated value of such expenditures due to better market acceptance of technologies developed by competitors or market demand. We charged $47 million as annual amortization expense on our consolidated statement of income in 2007 related to technologies and licenses acquired from third parties. In 2007 we signed a major technology development agreement with IBM to develop 32-nm and 22-nm complementary metal-oxide-semiconductor (“CMOS”) process technology for 300-mm silicon wafers in order to pursue ongoing core CMOS technology development following the termination of the R&D Crolles 2 Alliance with Freescale Semiconductor and NXP Semiconductors starting this year. We also signed an agreement with IBM to license a derivative technology to implement in our proprietary process for the manufacture of 45-nm integrated circuits. As of December 31, 2007, the residual value, net of amortization, registered in our consolidated balance sheet for these technologies and licenses was $128 million. In addition to amortization expenses, the value of these assets may be subject to impairment with associated charges being made to our Consolidated Financial Statements.

In November 2007 we closed a business acquisition, which included intellectual property and design engineers, in the wireless market for approximately $92 million. In December 2007 we announced, and in January 2008 completed the acquisition of Genesis Microchip Inc. (“Genesis Microchip”) for intellectual property related to the digital consumer marketplace and design engineers for $342 million. There is no assurance that such purchases will be successful and will not lead to impairments and associated charges.

The competitive environment of the semiconductor industry may lead to further measures to improve our competitive position and cost structure, which in turn may result in loss of revenues, asset impairments and/or capital losses.

We are continuously considering various measures to improve our competitive position and cost structure in the semiconductor industry.

In 2007 we also made the decision to divest our Flash Memory activities by combining our business with that of Intel and announcing the planned creation of a new independent semiconductor company in the area of Flash memories, which was named Numonyx. The intent is that such new company will benefit from critical size to be competitive in this market. The transaction concerning the creation of Numonyx is planned to close in the first quarter of 2008. There is no assurance that such transaction will close within the timeframe and pursuant to the terms currently planned.

Recently, our sales increased at a slower pace than the semiconductor industry as a whole and our market share declined, even in relation to the markets we serve. Although we recovered in 2006 with an increase in our sales of 11% compared to an increase of 9% for the industry overall, in 2007, our sales increased 1.5% while the industry increased by approximately 3%. There is no assurance that we will be able to maintain or to grow our market share, if we are not able to accelerate product innovation, extend our customer base, realize manufacturing improvements and/or otherwise control our costs. In addition, in recent years the semiconductor industry has continued to increase manufacturing capacity in Asia in order to access lower-cost production and to benefit from higher overall efficiency, which has led to a stronger competitive environment. We may also in the future, if market conditions so require, consider additional measures to improve our cost structure and competitiveness in the semiconductor market, such as increasing our production capacity in Asia, discontinuing certain product families or adding restructurings, which in turn may result in loss of revenues, asset impairments and/or capital losses.

Risks Related to Our Operations

Strategic repositioning may be required, in light of market dynamics, to improve our business performance.

As a result of a strategic review of our product portfolio, we decided in 2007 to divest our Flash Memory activities by combining our business with that of Intel and announcing the planned creation of a new independent semiconductor company in the area of Flash memories, which was named Numonyx. The intent is that such new company will benefit from critical size to be competitive in this market. The transaction concerning the creation of Numonyx is planned to close in the first quarter of 2008. In 2007 we incurred a loss of $1,106 million in connection with this planned transaction. The amount of the loss may increase pending the final evaluation report being prepared by an independent firm, as well as the impact of any further deterioration in the market conditions of the Flash memory business and the credit markets generally. Further, if the transaction is postponed or not consummated as planned, we may incur additional charges. Once Numonyx begins operations, we may also incur losses proportionate to our equity holding in this company.

Additionally, we are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required; further, we cannot assure that the strategic repositioning of our business will be successful and produce the planned operational and strategic benefits and may not result in further impairment and associated charges.

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

Acquisitions and divestitures involve a number of risks that could adversely affect our operating results, including:

•	diversion of management’s attention;

•	difficult integration of acquired company operations and personnel;

•	loss of activities and technologies that may have complemented our remaining businesses;

•	insufficient intellectual property rights or potential inaccuracies in the ownership of key IP;

•	assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;

•	potential inaccuracies in the financial and accounting systems utilized by the business acquired;

•	that the businesses acquired will not maintain the quality of products and services that we have historically provided;

•	whether we are able to attract and retain qualified management for the acquired business;

•	loss of important services provided by key employees that are assigned to divested activities;

•	whether we are able to retain customers of the acquired entity; and

•	goodwill and other intangible asset impairment, due to the inability of the business to meet management’s expectations at the time of the acquisition.

These and other factors may cause a materially adverse effect on our results of operations and financial condition.

In difficult market conditions, our high fixed costs adversely impact our results.

In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Reduced average selling prices for our products adversely affect our results of operations. Since the semiconductor industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Furthermore, in periods of reduced customer demand for our products, our wafer fabrication plants (“fabs”) do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales as unused capacity charges. Additionally, a significant number of our manufacturing facilities are located in France and Italy and their cost of operation have been significantly affected by the rise of the Euro against the U.S. dollar, our reporting currency, over the last few years. In 2007 the U.S. dollar was $1.35 to €1.00 compared to $1.24 in 2006 and may weaken further in the future. Over the last five years, our gross profit margin has varied from a high of 37.9% in the third quarter of 2004 to a low of 32.9% in the first quarter of 2005. We cannot guarantee that difficult market conditions will not adversely affect the capacity utilization of our fabs and, consequently our future gross margins. We cannot guarantee that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins.

The competitive environment of the semiconductor industry has led to industry consolidation and we may face even more intense competition from newly merged competitors or we may seek to acquire a competitor or become an acquisition target.

The intensely competitive environment of the semiconductor industry and the high costs associated with developing marketable products and manufacturing technologies may lead to further consolidation in the industry. Such consolidation can allow a company to further benefit from economies of scale, provide improved or more diverse product portfolios and increase the size of its serviceable market. Consequently, we may seek to acquire a competitor to improve our market position and the applications and products we can market. We may also become a target for a company looking to improve its competitive position. Such an occurrence may take place at any time with consequences that may not be predictable and which can have a materially adverse effect on our results of operations and financial condition.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

A significant variation of the value of the U.S. dollar against the principal currencies which have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major part of our revenues, while, more importantly, we incur a significant portion of our costs in currencies other than the U.S. dollar. Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of the jurisdictions in which our operations are located. Our effective average exchange rate, which reflects actual exchange rate levels combined with the impact of hedging programs, was $1.35 to €1.00 in 2007, compared to $1.24 in 2006.

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

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including labor costs and depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses located in the Euro zone. No assurance can be given that the value of the U.S. dollar will not actually appreciate with hedging transactions, potentially preventing us from benefiting from lower Euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts or that we will not suffer from weakening of the U.S. dollar compared to the Euro on the non-hedged portion of our costs and expenses. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Because we have our own manufacturing facilities, our capital needs are high compared to competitors who do not produce their own products.

As a result of our choice to maintain control of a certain portion of our advanced proprietary manufacturing technologies to better serve our customer base and to develop our strategic alliances, significant amounts of capital to maintain or upgrade our facilities could be required in the future. Our capital expenditures have been significant in recent years and we spent $1.1 billion in 2007. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” We have evolved our strategy towards a less capital intensive model and as such we expect our capital expenditures to be in the range of 10% of our 2008 revenues. Our costs may also increase as the complexity of the individual manufacturing equipment increases. We have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are prepared to accelerate investments in leading-edge technologies if market conditions require.

To stay competitive in the semiconductor industry, we must transition towards 300-mm manufacturing technology, which is much more expensive than 150-mm or 200-mm technologies. We operated a 300-mm facility with Freescale Semiconductor, Inc. (formerly a division of Motorola Inc.) (“Freescale Semiconductor”) and NXP Semiconductors B.V. (formerly Philips Semiconductor International B.V.) (“NXP Semiconductors”) until December 31, 2007 in Crolles, France (“Crolles2”). This relationship has since expired and we have chosen to take full ownership of the fab and acquire our former partners’ equipment. This choice may lead to an increase in our manufacturing costs. Following the announced closures in 2007 of our 200-mm facility in Phoenix and our

150-mm facility in Carrollton, we are in the process of transferring production primarily to other facilities, which involves certain risks as customers are required to requalify these facilities.

We may also need additional funding in the coming years to finance our investments or to purchase other companies or technologies developed by third parties.

In an increasingly complex and competitive environment, we may need to invest in other companies and/or in technology developed by third parties to improve our position in the market. We may also consider acquisitions to complement or expand our existing business. Any of the foregoing may also require us to issue additional debt, equity, or both; the timing and the size of any new share or bond offering would depend upon market conditions as well as a variety of factors, and any such transaction or any announcement concerning such a transaction could materially impact the market price of our common shares. If we are unable to access such capital on acceptable terms, this may adversely affect our business and results of operations.

Our research and development efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances, or failure to find new partners in such alliance and/or in developing new process technologies in line with market requirements.

We are dependent on alliances to develop or access new technologies, due to the increasing levels of required investments, and there can be no assurance that these alliances will be successful. For example, we had been cooperating with Freescale Semiconductor and NXP Semiconductors for the joint research and development of CMOS process technology to provide 90-nm to 45-nm chip technologies on 300-mm wafers, as well as the operation of a 300-mm wafer pilot line fab in Crolles, France. We had first formed the Crolles2 alliance with NXP Semiconductors in 2000 and renewed the partnership in 2002 when Freescale Semiconductor joined the alliance (“Crolles2 Alliance”). The Crolles2 Alliance was strengthened in 2002 through a joint development program with TSMC for process technology alignment, in 2004 by the Nanotec-300 research program with CEA-LETI for the development of the 45-nm and 32-nm process technology nodes, and again in 2005 by including 300-mm wafer testing and packaging, as well as the development and licensing of core libraries and intellectual property (“IP”). The Crolles2 Alliance expired on December 31, 2007, as a result of the decision of both NXP Semiconductors and Freescale Semiconductors to terminate their participation at the end of the initial term.

We signed an agreement with IBM effective January 1, 2008 to collaborate on the development of advanced CMOS process technology that is used in semiconductor development and manufacturing. The agreement includes 32-nm and 22-nm CMOS process-technology development, design enablement and advanced research adapted to the manufacturing of 300-mm silicon wafers. In addition, it includes both the core bulk CMOS technology and value-added derivative System-on-Chip (“SoC”) technologies. The new agreement between IBM and us will also include collaboration on IP development and platforms to speed the design of SoC devices in these technologies. We also signed an agreement with IBM to license a derivative technology to implement in our proprietary process for the manufacture of 45nm integrated circuits.

We continue to believe that the shared research and development (“R&D”) business model contributes to the fast acceleration of semiconductor process technology development while allowing us to lower our development and manufacturing costs. However, there can be no assurance that alliances will be successful and allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. Furthermore, if these alliances terminate before our intended goals are accomplished we may lose our investment, or incur additional unforeseen costs, and our business, results of operations and prospects could be materially adversely affected. In addition, if we are unable to develop or otherwise access new technologies independently, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share in the market addressed by our products.

Our operating results may vary significantly from quarter to quarter and annually and may differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include, among others, the cyclicality of the semiconductor and electronic systems industries, capital requirements, inventory management, availability of funding, competition, new product developments, technological changes and manufacturing problems. Furthermore, our effective tax rate currently takes into consideration certain favorable tax rates and incentives, which, in the future, may not be available to us. See Note 23 to our Consolidated Financial Statements. In addition, a number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	performance of our key customers in the markets they serve;

•	order cancellations or reschedulings by customers;

•	excess inventory held by customers leading to reduced bookings or product returns by key customers;

•	manufacturing capacity and utilization rates;

•	restructuring and impairment charges;

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

•	intellectual property developments;

•	changes in distribution and sales arrangements;

•	failure to win new design projects;

•	manufacturing performance and yields;

•	product liability or warranty claims;

•	litigation;

•	acquisitions or divestitures;

•	problems in obtaining adequate raw materials or production equipment on a timely basis;

•	property damage or business interruption losses resulting from a catastrophic event not covered by insurance; and

•	changes in the market value or yield of the financial instruments in which we invest our liquidity.

Unfavorable changes in any of the above factors have in the past and may in the future adversely affect our operating results. Furthermore, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our management’s ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company — Backlog.”

Our business is dependent in large part on continued growth in the industries and segments into which our products are sold and in our ability to attract and retain new customers. A market decline in any of these industries or our inability to attract new customers could have a material adverse effect on our results of operations.

We derive and expect to continue to derive significant sales from the telecommunications equipment, industrial and automotive industries, as well as the home, personal and consumer segments generally. Growth of demand in the telecommunications equipment, industrial and automotive industries as well as the home, personal and consumer segments, has in the past fluctuated, and may in the future fluctuate, significantly based on numerous factors, including:

•	spending levels of telecommunications equipment, industrial and/or automotive providers;

•	development of new consumer products or applications requiring high semiconductor content;

•	evolving industry standards;

•	the rate of adoption of new or alternative technologies; and

•	demand for automobiles, consumer confidence and general economic conditions.

We cannot guarantee the rate, or the extent to which, the telecommunications equipment or automotive industries or the home, personal or consumer segments will grow. Any decline in these industries or segments could result in slower growth or a decline in demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, spending on process and product development well ahead of market acceptance could have a material adverse effect on our business, financial condition and results of operations if projected industry growth rates do not materialize as forecasted.

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

A substantial portion of our sales is derived from several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2007, our largest customer was Nokia, which accounted for 21.1% of our 2007 net revenues, compared to 21.8% in 2006 and 22.4% in 2005. In 2007, our top ten original equipment manufacturers (“OEM”) customers accounted for approximately 49% of our net revenues, compared to approximately 51% of our 2006 net revenues and approximately 50% of our 2005 net revenues. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past and will not solicit alternative suppliers. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. In recent years, certain customers of the semiconductor industry have experienced consolidation. Such consolidations may impact our business in the sense that our relationships with the new entities could be either reinforced or jeopardized pursuant thereto. Our customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. Approximately 20% of our net revenues were made through distributors in 2007, compared to approximately 19% in 2006 and approximately 18% in 2005. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose one or more design wins for our products with our key customers, or if any key customer or distributors were to reduce or change its bookings, seek alternate suppliers, increase its product returns or fail to meet its payment obligations, our business financial condition and results of operations could be materially adversely affected. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may reduce our ability to forecast the purchase date for our products and evolving customer demand, thereby affecting our revenues and working capital requirements. For example, pursuant to industry developments, some of our products are required to be delivered on consignment to customer sites with recognition of revenue delayed until such moment, which must occur within a defined period of time, when the customer chooses to take delivery of our products from our consignment stock.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties. As of December 31, 2007, the value registered on our audited consolidated balance sheet for goodwill was $290 million and the value for technologies and licenses acquired from third parties was $128 million, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, our future cash flows may not support the value of goodwill and other intangibles registered in our consolidated balance sheet. Furthermore, the ability to generate revenues for our fixed assets located in Europe may be impaired by an increase in the value of the Euro with respect to the U.S. dollar, as the revenues from the use of such assets are generated in U.S. dollars. We are required to annually test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment in our statement of income if the carrying value in our consolidated balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. In addition, the introduction of new accounting standards can lead to a different assessment of goodwill carrying value, which could lead to a potential impairment of the goodwill amount. Any potential impairment, if required, could have a material adverse impact on our results of operations.

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

Despite our corporate quality programs and commitment, our products may not in each case comply with specifications or customer requirements. Although our practice, in line with industry standards, is to contractually limit our liability to the repair, replacement or refund of defective products, warranty or product liability claims could result in significant expenses relating to compensation payments or other indemnification to maintain good customer relationships if a customer threatens to terminate or suspend our relationship pursuant to a defective product supplied by us. Furthermore, we could incur significant costs and liabilities if litigation occurs to defend against such claims and if damages are awarded against us. In addition, it is possible for one of our customers to recall a product containing one of our parts. Costs or payments we may make in connection with warranty claims or product recalls may adversely affect our results of operations. There is no guarantee that our insurance policies will be available or adequate to protect against such claims.

If our outside contractors fail to perform, this could adversely affect our ability to exploit growth opportunities.

We currently use outside contractors, both for foundries and back-end activities. Our foundries are primarily manufacturers of high-speed complementary metal-on silicon oxide semiconductor (“HCMOS”) wafers and nonvolatile memory technology, while our back-end subcontractors engage in the assembly and testing of a wide variety of packaged devices. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for these services also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin.

We depend on patents to protect our rights to our technology.

We depend on our ability to obtain patents and other intellectual property rights covering our products and their design and manufacturing processes. We intend to continue to seek patents on our inventions relating to product designs and manufacturing processes. However, the process of seeking patent protection can be long and expensive, and we cannot guarantee that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in some countries. Competitors may also develop technologies that are protected by patents and other intellectual property and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We have in the past used our patent portfolio to negotiate broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without fear of infringing patents held by such competitors. We may not, however, in the future be able to obtain such licenses or other rights to protect necessary intellectual property on favorable terms for the conduct of our business, and such failure may adversely impact our results of operations.

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. We are currently involved in patent litigation with SanDisk Corporation with respect to our Flash memory products and in litigation with Tessera, Inc. regarding packaging technologies. See “Item 8. Financial Information — Legal Proceedings.” In the event that the outcome of any litigation would be unfavorable to us, we may be required to obtain a license to the underlying intellectual property rights upon economically unfavorable terms and conditions, possibly pay damages for prior use and/or face an injunction, all of which, singly or in the aggregate, could have a material adverse effect on our results of operations and ability to compete.

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

We are subject to a variety of laws and regulations relating, among other things, to the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes, air emissions, waste water discharges, waste disposal, as well as the investigation and remediation of soil and ground water contamination. European Directive 2002/96/EC (“WEEE” Directive) imposes a “take back” obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. Additionally, European Directive 2002/95/EC (“ROHS” Directive) banned the use of lead and some flame retardants in electronic components as of July 2006. Our activities in the EU are also subject to the European Directive 2003/87/EC establishing a scheme for greenhouse gas allowance trading, and to the applicable national implementing legislation. In addition, Regulation 1907/2006 of December 18, 2006 requires the registration, evaluation, authorization and restriction of a large number of chemicals (“REACH”). The REACH process started on June 1, 2007. The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. As with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our consolidated balance sheet. To date, we have not identified any such specific liabilities. We therefore have not booked specific reserves for any specific environmental risks. See “Item 4. Information on the Company — Environmental Matters.”

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

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could have a material adverse effect on our results in any particular quarter. For example, in 2007, we had a tax benefit of $23 million, as compared to a tax benefit of $20 million in 2006. In 2007, it included $72 million of benefit related to the impairment on assets to be contributed into the planned disposal of the Flash Memories Group’s (“FMG”) assets held for sale. In 2006, we benefited from a favorable assessment of our tax assets and liabilities mainly due to a favorable outcome of a tax litigation in one of the jurisdictions in which we operate. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently receive certain tax benefits in some countries, and these benefits may not be available in the future due to changes in the local jurisdictions. As a result, our effective tax rate could increase in the coming years.

In line with our strategic repositioning of our product portfolio, the purchase or divestiture of businesses in different jurisdictions could materially affect our effective tax rate in future periods.

We are subject to the possibility of loss contingencies arising out of tax claims, assessment of uncertain tax positions and provisions for specifically identified income tax exposures. There can be no assurance that we will be successful in resolving such tax claims. Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our financial position.

We are required to prepare Consolidated Financial Statements using both International Financial Reporting Standards (“IFRS”) in addition to our Consolidated Financial Statements prepared pursuant to Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and dual reporting may impair the clarity of our financial reporting.

We are incorporated in the Netherlands and our shares are listed on Euronext Paris and on the Borsa Italiana, and, consequently, we are subject to an EU regulation issued on September 29, 2003 requiring us to report our results of operations and Consolidated Financial Statements using IFRS (previously known as International Accounting Standards or “IAS”). As from January 1, 2008 we are also required to prepare a semi-annual set of accounts using IFRS reporting standards. We use U.S. GAAP as our primary set of reporting standards, as U.S. GAAP has been our reporting standard since our creation in 1987. Applying U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our investors with a clear understanding of our financial performance.

The obligation to report our Consolidated Financial Statements under IFRS requires us to prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting materially increases the complexity of our investor communications. The main potential areas of discrepancy concern capitalization and amortization of development expenses required under IFRS and the accounting for compound financial instruments. Our financial condition and results of operations reported in accordance with IFRS will differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our common shares.

Our reporting under two different accounting standards filed with the relevant regulatory authorities, also now in interim periods, could result in confusion if recipients of the information do not properly distinguish between the information reported using U.S. GAAP and the information reported using IFRS, particularly when viewing our profitability and operating margins under one or the other set of accounting standards. Given this risk, and the complexity of maintaining and reviewing two sets of accounts, we may consider at some point in the future to report primarily in IFRS.

If our internal control over financial reporting fails to meet the requirements of Section 404 of the Sarbanes-Oxley Act, it may have a materially adverse effect on our stock price.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, we must also include an attestation by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment and received the auditors’ attestation as of December 31, 2007. However, in the future, if we fail to complete a favorable assessment from our management or to obtain our auditors’ attestation, we may be subject to regulatory sanctions or may suffer a loss of investor confidence in the reliability of our financial statements, which could lead to an adverse effect on our stock price.

Reduction in the amount of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations.

Like many other manufacturers operating in Europe, we benefit from governmental funding for research and development expenses and industrialization costs (which include some of the costs incurred to bring prototype products to the production stage), as well as from incentive programs for the economic development of underdeveloped regions. Public funding may also be characterized by grants and/or low-interest financing for capital investment and/or tax credit investments. See “Item 4. Information on the Company — Public Funding.” We have entered into public funding agreements in France and Italy, which set forth the parameters for state support to us under selected programs. These funding agreements may require compliance with EU regulations and approval by EU authorities.

We rely on receiving funds on a timely basis pursuant to the terms of the funding agreements. However, the funding of programs in France and Italy is subject to the annual appropriation of available resources and compatibility with the fiscal provisions of their annual budgets, which we do not control, as well as to our continuing compliance with all eligibility requirements. If we are unable to receive anticipated funding on a timely basis, or if existing government-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, this could have a material adverse effect on our business, operating results and financial condition. There is no assurance that any alternative funding would be available, or that, if available, it could be provided in sufficient amounts or on similar terms.

The application for and implementation of such grants often involves compliance with extensive regulatory requirements including, in the case of subsidies to be granted within the EU, notification to the European Commission by the member state making the contemplated grant prior to disbursement and receipt of required EU approval. In addition, compliance with project-related ceilings on aggregate subsidies defined under EU law often involves highly complex economic evaluations. Furthermore, public funding arrangements are generally subject to annual and project-by-project reviews and approvals. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies, which could have a material adverse effect on our results of operations. If we do not receive anticipated fundings, this may lead us to curtail or discontinue existing projects, which may lead to further impairments. In addition, if we do not complete projects for which public funding has been approved we may be required to repay any advances received for completed milestones, which may lead to a material adverse effect on our results of operations.

The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.

We have been informed that as of December 31, 2007, STMicroelectronics Holding II B.V. (“ST Holding II”), a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities.

We have also been informed that the shareholders’ agreement among ST Holding’s shareholders (the “STH Shareholders’ Agreement”), to which we are not a party, governs relations between our current indirect shareholders Areva Group, Cassa Depositi e Prestiti S.p.A. (“CDP”) and Finmeccanica S.p.A. (“Finmeccanica”), each of which is ultimately controlled by the French or Italian government, see “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.” The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by shareholders of ST Holding before ST Holding can make any decision with respect to certain actions to be taken by us. Furthermore, as permitted by our Articles of Association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. See “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.” These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may affect the ability of our Managing Board to respond as may be necessary in the rapidly changing environment of the semiconductor industry. Our ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level and our ability to buy back shares may be limited by a recently enacted Dutch law that may require shareholders that own more than 30% of our voting rights to launch a tender offer for our outstanding shares. Dutch law, however, requires members of our Supervisory Board to act independently in supervising our management and to comply with applicable Dutch and non-Dutch corporate governance standards.

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

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the requirements of our Articles of Association, see “Item 10. Additional Information — Memorandum and Articles of Association — Share Capital as of December 31, 2007 — Issuance of Shares, Preemption Rights and Preference Shares (Article 4).”

Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.

The STH Shareholders’ Agreement, to which we are not a party, between respectively FT1CI our French Shareholder controlled by Areva, and Cassa Depositi e Prestiti and Finmeccanica, our Italian shareholder, permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at its sole discretion at any time from their current level, and to reduce the current level of their respective indirect interests in our common shares. We have recently been informed that FT1CI, Areva, Cassa Depositi e Prestiti have agreed to modify the STH Shareholders’ Agreement. The details of the STH Shareholders’ Agreement as declared by ST Holding II are further explained in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.” Disposals of our shares by the parties to the STH Shareholders’ Agreement can be made by way of the issuance of financial instruments exchangeable for our shares, equity swaps, structured finance transactions or sales of our shares. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.

In addition, Finmeccanica Finance S.A. (“Finmeccanica Finance”), a subsidiary of Finmeccanica, has issued €501 million aggregate principal amount of exchangeable notes, exchangeable into up to 20 million of our existing common shares due 2010 (the “Finmeccanica Notes”). The Finmeccanica Notes have been exchangeable at the option of the holder into our existing common shares since January 2, 2004. In September 2005, France Telecom caused the sale of approximately 26 million of our common shares pursuant to the terms of a convertible bond issued by France Telecom. In December 2005, Finmeccanica caused the sale of approximately 1.5 million of our common shares. On February 27, 2008 Finmeccanica announced that it would sell approximately 26 million of our shares representing approximately 2,85% of our share capital to FT1CI.

Further sales of our common shares or issue of bonds exchangeable into our common shares or any announcements concerning a potential sale by ST Holding, FT1CI, Areva, CDP or Finmeccanica, could materially impact the market price of our common shares. The timing and size of any future share or exchangeable bond offering by ST Holding, FT1CI, Areva, CDP or Finmeccanica would depend upon market conditions as well as a variety of factors.

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

We completed our initial public offering in December 1994 with simultaneous listings on Euronext Paris and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana.

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to provisional industry data published by iSuppli, we have been ranked the world’s fifth largest semiconductor company based on forecasted 2007 total market sales and we held leading positions in sales of Analog Products and Application Specific Integrated Circuits (or “ASICs”). Based on provisional 2007 results published by iSuppli, we believe we were number one in industrial products, number two in analog products, number three in wireless and automotive electronics, and number four in NOR Flash. Based on most recent industry results, we also believe we ranked as a leading supplier of semiconductors in 2007 for set-top boxes, power management devices and for the inkjet printer market. Our top 20 customers include Alcatel-Lucent, Bosch, Cisco, Conti, Delphi, Delta, Denso, Ericsson, Hewlett-Packard, LG Electronics, Marelli, Motorola, Nintendo, Nokia, Philips, Pioneer, Samsung, Seagate, Sharp, Siemens, Thomson and Western Digital. We also sell our products through global distributors and retailers, including Arrow Electronics, Avnet, BSI Semiconductor, Future Electronics, Wintech and Yosun.

The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address. Consequently, from 1994 through 2007, our revenues grew at a compounded annual growth rate of 10.8% compared to 7.3% for the industry as a whole.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families include differentiated application-specific products (which we define as being our dedicated analog, mixed-signal and digital ASIC and Application Specific Standard Products (“ASSP”) offerings and semicustom devices) that we organized under our Application Specific Product Groups (“ASG”); power devices, microcontrollers, discrete products, special nonvolatile memory and Smartcard products organized under our Industrial and Multisegment Sector (“IMS”) and Flash Memories Group (“FMG”). Our ASG products, which are generally less vulnerable to market cycles than standard commodity products, accounted for 54.4% of our net revenues in 2007. Our IMS product accounted for 31.4% of our net revenues in 2007, while sales of our FMG products accounted for 13.6% of our net revenues in 2007.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal oxide semiconductor (“DMOS”) technology and Bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for SoC and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad intellectual property portfolio that we also use to enter into important patent cross-licensing agreements with other major semiconductor companies.

Effective January 1, 2007, to meet the evolving requirements of the market together with the pursuit of a strategic repositioning in Flash memory, we reorganized our product segment groups into ASG, IMS and FMG. Since this date, we report our sales and operating income in three segments:

•	ASG is comprised of the Mobile, Multimedia & Communications Group (“MMC”), the Home Entertainment & Displays Group (“HED”), the Automotive Product Group (“APG”) and the Computer Peripherals Group (“CPG”);

•	IMS is comprised of the Analog, Micro-Electronic-Mechanical Systems (“MEMS”), and Power Group (“AMP”) and the Microcontrollers, Memories and Smartcards Group (“MMS”); and

•	the FMG incorporates all of the Flash memory operations (both NOR and NAND), including technology R&D, all product related activities, front-end and back-end manufacturing, marketing and sales worldwide.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology research and development as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common research and development for process technology and manufacturing capacity for most of their products. However, in view of the contemplated FMG business disposal, FMG has incorporated since January 1, 2007 all of the Flash memory operations (both NOR and NAND), including technology R&D, all product related activities, front-end and back-end manufacturing, marketing and sales worldwide.

In the past three years, we have pursued various initiatives to reshape our company by (i) establishing a less capital-intensive business model; (ii) repositioning our product portfolio in order to improve financial returns; (iii) improving our manufacturing competitiveness through the restructuring of our production capacity with a view to increased overall efficiencies; (iv) improving our research and development effectiveness through a program focusing on our key products and redeployment of certain resources with the aim to improve time-to-market; (v) promoting sales expansion for mass market applications and new major key accounts with a special focus on the Chinese and Japanese markets; and (vi) changing and reorganizing our management team.

Results of Operations

The tables below set forth information on our net revenues by product group segment and by geographic region:

	Year Ended December 31,
	2007	2006	2005
	(In millions, except percentages)

Net Revenues by Product Segment
Application Specific Groups (ASG)	$5,439	$5,395	$4,991
Industrial and Multisegment Sector (IMS)	3,138	2,842	2,482
Flash Memories Group (FMG)	1,364	1,570	1,351
Others(1)	60	47	58

Total	$10,001	$9,854	$8,882

Net Revenues by Location of Order Shipment(2)
Europe	$3,159	$3,073	$2,789
North America(3)	1,176	1,232	1,281
Asia Pacific(4)	1,874	2,084	1,860
Greater China(4)	2,750	2,552	2,203
Japan	475	400	307
Emerging Markets(3)(5)	567	513	442

Total	$10,001	$9,854	$8,882

Percentage of Net Revenues by Product Segment
Application Specific Groups (ASG)	54.4%	54.8%	56.2%
Industrial and Multisegment Sector (IMS)	31.4	28.8	27.9
Flash Memories Group (FMG)	13.6	15.9	15.2
Others(1)	0.6	0.5	0.7

Total	100%	100.0%	100.0%

Percentage of Net Revenues by Location of Order Shipment(2)
Europe	31.6%	31.2%	31.4%
North America(3)	11.8	12.5	14.4
Asia Pacific(4)	18.7	21.1	20.9
Greater China(4)	27.5	25.9	24.8
Japan	4.7	4.1	3.5
Emerging Markets(3)(5)	5.7	5.2	5.0

Total	100.0%	100.0%	100.0%

(1)	Includes revenues from sales of Subsystems and other revenues not allocated to product segments.

(2)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(3)	As of July 2, 2006, the region “North America” includes Mexico which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.

(4)	As of January 1, 2006, we created a new region, “Greater China” to focus exclusively on our operations in China, Hong Kong and Taiwan. Net revenues for Asia Pacific for prior periods were restated according to the new perimeter.

(5)	Emerging Markets includes markets such as India, Latin America (excluding Mexico), the Middle East and Africa, Europe (non-EU excluding Bulgaria and Romania and non-EFTA) and Russia.

Strategy

The semiconductor industry is undergoing several significant structural changes characterized by:

•	the changing long-term structural growth of the overall market for semiconductor products, which has moved from double-digit average growth rate to single-digit average growth rate over the last several years;

•	the strong development of new emerging applications in areas such as wireless communications, solid-state storage, digital TV and video products and games;

•	the increasing importance of the Asia Pacific region, particularly in China, and other emerging countries, which represents the fastest growing regional markets;

•	the importance of convergence between wireless, consumer and computer applications, which drives customer demand to seek new system-level, turnkey solutions from semiconductor suppliers;

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”);

•	the expansion of available manufacturing capacity through third-party providers; and

•	the recent consolidation process and increased participation of private equity firms, which may lead to further strategic repositionings and reorganization amongst industry players.

Our strategy within this challenging environment is designed to focus on the following complementary key elements:

Broad, balanced market exposure.  We offer a diversified product portfolio and develop products for a wide range of market applications using a variety of technologies, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital and mixed-signal applications. We target five key markets comprised of: (i) communications, primarily wireless and portable multimedia; (ii) computer peripherals, including data storage and printers; (iii) digital consumer, including set-top boxes, DVDs, digital TVs, digital cameras and digital audio; (iv) automotive, including engine, body and safety, car radio, car multimedia and telematics; and (v) industrial and multisegment products, including MEMS, power supply, motor-control, lighting, metering, banking and Smartcard.

Product innovation.  We aim to be leaders in multimedia convergence and power applications. In order to serve these segments, our plan is to maintain and further establish existing leadership positions for (i) platforms and chipset solutions for digital consumer, mobile handsets and car navigation; and (ii) power applications, which are driving system solutions for customer specific applications, as well as a wide client base in the field of industrial applications, motor control, factory automation, lighting, power supply and automotive, all of which require less research and development effort and manufacturing capital intensity than more advanced and complex application-specific devices.

We also dedicate significant resources to new product development. We have identified our key product offerings in each of the targeted market segments and have concentrated our R&D resources to develop leading-edge products for each. Examples include: digital-base band and multi-media solutions for wireless, digital consumer products focused on set-top boxes and digital TVs, SoC offerings in data storage and system-oriented products for the multisegment sector. We are also targeting new end markets, such as medical applications.

Finally, we have decided to strategically reposition our participation in the Flash memory business in order to achieve the appropriate economies of scale which are demanded in this competitive segment, which will also result in reducing our exposure to the capital intensity of the industry.

Customer-based initiatives.  There are three tenets to our sales strategy. First, we work with our key customers to identify evolving needs and new applications and to develop innovative products and product features. We have formal alliances with certain strategic customers that allow us and our customers (with whom we jointly share certain product developments) to exchange information and which give our customers access to our process technologies and manufacturing infrastructure. We have formed alliances with customers including Alcatel-Lucent, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel, Pioneer, Seagate, Continental AG, Thomson and Western Digital. Our strategic alliances have been historically a major growth driver for us. In 2005, 2006 and 2007, revenues from strategic customer alliances accounted for approximately 44%, 41% and 40% respectively of our net revenues. Secondly, we are targeting new major key accounts, where we can leverage our position as a supplier of application-specific products with a broad range product portfolio to better address the requirements of large users of semiconductor products with whom our penetration has historically been quite low. Finally, we have targeted the mass market, or those customers outside of our traditional top 50 customers, who require system-level solutions for multiple market segments. In addition, we have focused on two regions as key ingredients in our future sales growth, Greater China and Japan, where we have recently launched new marketing initiatives.

Global integrated manufacturing infrastructure.  We have a diversified, leading-edge manufacturing infrastructure, comprising front-end and back-end facilities, capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS and BCD technologies as well as our discretes technologies. Assembling, testing and packaging of our semiconductor products take place in our large and modern back-end facilities, which generally are located in low-cost areas. We have also developed relationships with outside contractors for foundry and back-end services.

Reduced asset intensity.  While confirming our mission to remain an integrated device manufacturing company, and in conjunction with our decision to pursue the strategic repositioning of our Flash memories to meet the requirements of the market, we have recently decided to reduce our capital intensity in order to optimize opportunities between internal and external front-end production, reduce our dependence on market cycles that impact the loading of our fabs, and decrease the burden of depreciation on our financial performance. We have been able to reduce the capex-to-sales ratio from a historic average of 26% of sales during the period of 1995 through 2004, to 11.4% of sales in 2007, with a target at about 10% of sales in 2008.

Research and development partnerships.  The semiconductor industry is increasingly characterized by higher costs and technological risks involved in the research and development of state-of-the-art processes. These higher costs and technological risks have driven us to enter into cooperative partnerships, in particular for the development of basic CMOS technology: specifically, following the decision of Freescale Semiconductor and NXP Semiconductors to terminate their participation in the Crolles2 Alliance for the development of the CMOS process technology at the end of December 2007, we reached an agreement with IBM to collaborate on the development of CMOS process technology for 32-nm and 22-nm nodes. We remain convinced that the shared R&D business development model contributes to the fast acceleration of semiconductor process technology development, and we therefore remain committed to our strategy of our alliances to reinforce cooperation in the area of technology development. Additionally, we maintain our commitment to develop proprietary derivatives from advanced CMOS technology. Furthermore, we are continuing our development in the proprietary process technologies in order to maintain our leadership in Smart Power, analog, discretes, MEMS and mixed signal processes.

Integrated presence in key regional markets.  We have sought to develop a competitive advantage by building an integrated presence in each of the world’s economic zones that we target: Europe, Asia, China and America. An integrated presence means having design and sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We also have front-end manufacturing facilities in the U.S., Europe and Asia. Our more labor-intensive back-end facilities are located in Malaysia, Malta, Morocco, Singapore and China, enabling us to take advantage of more favorable production cost structures, particularly lower labor costs. Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers.

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

Sustainable Excellence and Compliance.  In 2007, we launched a program focusing on sustainable excellence and compliance. Ethics training deployed through all levels of our organizations are based on our “Principles for Sustainable Excellence” (“PSE”) which require us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners. Further, we introduced a process to enable our employees to report matters relating to ethics violations through a confidential reporting line and we formed an Ethics Committee, whose mandate is to provide advice to management and employees about our Principles for Sustainable Excellence and other ethical issues. We also created the position of Chief Compliance Officer in December 2007.

Return on capital employed.  We remain focused on providing our shareholders with value creation, specifically measured in terms of return on net assets in excess of our weighted average cost of capital.

Products and Technology

We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discretes, memories and standard commodity components, ASICs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. Historically, we have not produced dynamic random access memory (“DRAMs”) or x86 microprocessors, despite seeking to develop or acquire the necessary IP to use them as components in our SoC solutions.

In 2007, we ran our business along product lines and managed our revenues and internal operating income performance based on the following product segments:

•	ASG;

•	IMS; and

•	FMG.

We also design, develop, manufacture and market subsystems and modules for a wide variety of products in the telecommunications, automotive and industrial markets in our Subsystems division. Based on its immateriality, we do not report information separately for Subsystems.

Application Specific Product Groups

The Application Specific Product Groups (“ASG”) is responsible for the design, development and manufacture of application-specific products, as well as mixed analog/digital semicustom-devices, using advanced bipolar, CMOS, BiCMOS mixed-signal and power technologies. The businesses in the ASG offer complete system solutions to customers in several application markets. All products are ASSPs, full-custom or semicustom devices that may also include digital signal processor (“DSP”) and microcontroller cores. The businesses in the ASG particularly emphasize dedicated Integrated Circuits (“ICs”) for automotive, computer peripherals, consumer and certain industrial application segments, as well as for mobile and fixed communication, computing and networking application segments.

Our businesses in the ASG work closely with customers to develop application-specific products using our technologies, intellectual property, and manufacturing capabilities. The breadth of our customer and application base provides us with a better source of stability in the cyclical semiconductor market.

The ASG is comprised of four product lines — Mobile, Multimedia & Communications Group (“MMC’) Home Entertainment and Displays Group (“HED”), Computer Peripherals Group (“CPG”), and our Automotive Products Group (“APG”).

Mobile, Multimedia and Communications Group

This product line encompasses our largest application segment: telecommunications, and contains four divisions, serving telecommunications products.

(i) Wireless Multimedia Division.  We focus our product offerings on mobile handsets serving several major OEMs, with a combination of application specific ICs as well as a growing capability in our platform offering. In this market we are strategically positioned in energy management, audio coding and decoding functions (“CODEC”) and radio frequency ICs. We estimate that we ship over 30%, by volume, of the mobile-phone industry’s primary energy-management devices and audio ICs. We are transitioning from ICs to modular solutions in the field of radio frequency and energy management for 3G handsets. In December 2006, we announced a major design win for an ASIC solution for use in 3G/3.5G digital basebands at Ericsson Mobile Platforms. This award represents a significant new product category for us. Furthering our presence in the digital baseband field, in November 2007 we acquired 185 design engineers and certain intellectual property in the wireless field from Nokia, as part of our multifaceted agreement related to 3G chipset development for production beginning in 2010. We also have developed a product offering in the application processor segment known as the “Nomadik” family, addressing the market for multimedia application processor chips. These products are designed for smart- and feature-based mobile phones, portable wireless products and other applications including automotive entertainment and navigation, and digital consumer products, and the chips are being sampled by a wide range of potential customers. We have design wins at Nokia, Samsung and LG.

(ii) Imaging Division.  We focus on the wireless handset image-sensor market. We are in production of CMOS-based camera modules and processors for low-and-high density pixel resolutions, which also meet the auto focus, advanced fixed focus and miniaturization requirements of this market. In certain situations, we will also sell leading-edge sensors. We have cumulatively shipped hundreds of millions of CMOS camera-phone solutions since entering this market in 2003. We believe that we are one of the leading camera module providers in 2007.

(iii) Connectivity Division.  To respond to the market need for increased functionality of handsets, we created the Connectivity Division to address wireless LAN (“WLAN”), Bluetooth and connectivity requirements. Our product offerings include WLAN and Bluetooth and Bluetooth/FM radio combination chips designed for low power consumption and a small form factor. We have multiple design wins and are in volume production for several customers in Asia and Europe for our products. In particular, we are manufacturing in volume our single-chip WLAN, Bluetooth and combination ICs for several customers, including a tier-one cell phone manufacturer. Our next generation of ICs increase combination chip offerings with single-die multi-function capability in 65-nm.

(iv) Communications Infrastructure Division.  This division provides solutions for the wireless and wireline infrastructure segments Our wireline telecommunications products, both ASIC and ASSP, are used in telephone sets, modems, subscriber line interface cards (“SLICs”) for digital central office switching equipment and the high-speed electronic and optical communications networks. In the wireless field we focus on ASIC market due to our many years of experience in the fields of digital baseband chip, radio frequency and mixed-signal products, having recently closed our design activity in the wireless infrastructure ASSP market.

Home Entertainment and Displays Group

Our Home Entertainment Group (“HED”) addresses product requirements for the digital consumer application market and has four divisions.

(i) Home Video Division.  This division focuses on products for digital retail, satellite, cable and IPTV set-top box products and digital television offerings. We continue to expand our product offerings and customer base by introducing solutions for the set-top box market with features such as web-browsing, digital video recording and time-shifting capabilities. In 2007, we further reinforced our historical market leadership in set-top box back-end decoders with the introduction of the STi710x series of products, the latest member of our OMEGA family of set-top box decoder solutions. This 90-nm family of single-chip SoC devices address the fast growing high-definition market, performs at an advanced speed and has enhanced graphics and security features as well as integrated DVR capability, while retaining compatibility with our earlier products. We continue to strengthen our product offerings by addressing software solutions supporting multiple codes, including DVB-MHP (Java) and Microsoft Windows Media based systems.

Our latest product, the STi7109, is our second-generation H.264 high-definition TV (“HDTV”) AVC and VC-1 decoder. Building on the success of the STi710x, the world’s first single-chip AVC and MPEG-2 decoder, the STi7109 adds VC-1 decoding, improved security, connectivity features, and support for emerging DVD formats and security standards. These products are being deployed for satellite, IPTV, and terrestrial broadcast by several operators, including Canal+, France Telecom and Telecom Italia. The successor products, the STi7111 and the STi7200, both single-chip dual-decode devices in 65-nm technology, are now being sampled by customers.

We address the digital television markets with a wide range of highly integrated ASSPs and application-specific microcontrollers. Significant numbers of televisions integrating digital terrestrial capability using the STi55xx family as digital plug-in solutions have been sold, primarily in Europe. We acquired Genesis Microchip on January 17, 2008 and will integrate the company’s intellectual property, products and personnel into this division and the Home Display Division in 2008. We expect to significantly improve our integrated television product offering as a result of this integration.

(ii) Interactive System Solutions Division.  We offer customers and partners the capability to jointly develop highly integrated solutions for their consumer products. We utilize a broad and proven base of expertise, advanced technologies and hardware/software intellectual property to provide best-in-class differentiated products for a select base of customers and markets.

(iii) Home Display Division.  This division offers products aimed at the analog TV market, switches and sound processors as well as CRT monitors. Our products cover driver chips for the flat-panel industry and CRT applications. Our product development is focused mainly on driver chips for various kinds of flat-panel display technologies used in small and large LCDs, having curtailed our efforts in drivers for Plasma and small screen applications in 2007. These products use proprietary technologies fitting the various electrical parameters required by those market segments, ranging from low to very high voltages and currents and from junction to oxide isolation (SOI).

(iv) Audio Division.  We design and manufacture a wide variety of components for use in audio applications. Our audio products include audio power amplifiers, audio processors and graphic-equalizer ICs. We recently introduced a family of class ‘D’ audio amplifier offerings aimed primarily at home, desktop and mobile applications with digital-to-digital complete system solution capability that improve sound quality while reducing power consumption, size and cost.

Computer Peripherals Group

(i) Data Storage Division.  We produce SoCs and analog ASICs for several data storage applications, specializing in disk drives with advanced solutions for read/write-channels, disk controllers, host interfaces, digital power processing, motor controllers and micromachinery. We believe that based on sales, we are, and have been for many years, one of the largest semiconductor companies supplying the hard disk drive market.

Complementing our strong position in SoCs, we believe we are the market leader in motor controllers and we are providing solutions for all market segments, including enterprise, desktop and mobile applications. We are currently providing SoC solutions based on proprietary IP in production at 130-nm and 90-nm for desktop, mobile and server applications. We also supply a kit including a SoC disk controller and a motion-control power combo to a leading maker of drives for mobile applications. A market leader in the data storage market selected our latest 65-nm SoC for its next generation of drives, which we expect to begin shipping in volume in 2009. This SoC includes a rich variety of our own IP including our proprietary read/write channel, Serial ATA controller and microcomputer core.

(ii) Printer Division.  We are focusing on inkjet and multifunction printer components and are an important supplier of pen chips, motor drivers, and head drivers, digital engines, including those in high performance photo-quality applications and digital color copiers. We are also expanding our offerings to include a reconfigurable ASSP product family, known as SPEAr (Structured Processor Enhanced Architecture), designed for flexibility and ease-of-use by printer manufacturers. We have successfully validated and released our SPEAr Head, a new member of our SPEAr family of configurable SoCs that address various applications, including digital engines for printers, scanners, and other embedded-control applications. Additionally in this area, our partnership with one of our major customers expanded with two new digital engine designs wins in next-generation printer and MultiFunction platforms.

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

Automotive Products Group

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

(iii) Car Radio and Multimedia Division.  We provide auto manufacturers with full solutions for analog and digital car radio solutions for tolling, navigation and other telematic applications. The increasingly complex requirements of the car/driver interface have opened a market for us in the area of car multimedia to include products based on our Nomadik platform of multimedia processors. We have the know-how and experience to offer to the market complete telematics solutions, which include circuits for GPS navigation, voice recognition, audio amplification and audio signal processing.

(iv) Digital Broadcast Radio Division.  Our products are used by the fast-growing satellite radio segment. We provide a number of components to this application, including base-band products for the reception of signals by the market leaders. Our penetration in the digital satellite broadcast market is growing with the success of the two American providers.

Industrial and Multisegment Sector

The Industrial and Multisegment Sector (“IMS”) is responsible for the design, development and manufacture of discrete power devices, (power transistors and other discrete power devices), standard linear and logic ICs, and radio frequency products. In addition, this segment spearheads our ongoing efforts to maintain and develop high-end analog products and of consolidating our world leadership position in power applications, with full solutions centered around microcontroller applications. This segment is organized into two groups: Analog Power and MEMS (“APM”) and Microcontrollers, Memories and Smartcards (“MMS”).

APM

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

(vi) Industrial and Power Conversion Division.  We design and manufacture products for industrial automation systems, lighting applications (lamp ballast), battery chargers and Switched Mode Power Supplies (“SMPS”). Our key products are power ICs for motor controllers and read/write amplifiers, intelligent power ICs for spindle motor control and head positioning in hard disk drives and battery chargers for portable electronic systems, including mobile handsets.

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

(viii) Micro-electronic-mechanical systems (“MEMS”).  We manufacture these unique mechanical devices for a wide variety of applications where real-world input is required. Our product line includes three-dimensional accelerometers for use in gaming, disk drives and mobile phone devices.

MMS

(i) Microcontroller Division.  We offer a wide range of 8-, 16- and 32-bit microcontrollers suitable for a wide variety of applications from those where a minimum cost is a primary requirement to those that need powerful real-time performance and high-level language support. These products are manufactured in processes capable of embedding EPROM, EEPROM and Flash nonvolatile memories as appropriate. In 2007, we added to our product offering the STM 32 family of 32-bit Flash microcontrollers based on an advanced ARM CortexTM M3 core.

(ii) Memory Division.  We believe we are the world’s number one supplier of serial nonvolatile memories that can be electronically rewritten. They are used for perimeter storage in various electronic devices used in all market segments. We manufacture our EEPROMs with sub-micron technology that delivers world-class performance and serves as a reference in the industry. Our EEPROM portfolio ranges from 1-Kb to 1-Mb devices delivered in innovative packages. This division also manufactures application-specific devices, RFID chips and legacy EPROM products.

(iii) Smartcard IC Division.  Smartcards are card devices containing ICs that store data and provide an array of security capabilities. They are used in a wide and growing variety of applications, including public pay-telephone systems, cellular telephone systems and banks, as well as pay television systems and ID/passport cards. Other applications include medical record applications, card-access security systems, toll-payment and secure transactions over the Internet applications. We have a long track record of leadership in Smartcard ICs. Our expertise in security is a key to our leadership in the finance and pay-TV segments and development of IT applications. In addition, our mastering of the nonvolatile memory technologies is instrumental to offering the highest memory sizes (128 KBytes and even to 1 MByte), particularly important to address the emerging high-end mobile phone market.

(vi) Incard Division.  The division develops, manufactures and sells plastic cards (both memory and microprocessor based) for banking, identification and telecom applications. Incard operates as a standalone organization and also directly controls the sales force for this product offering.

Flash Memories Group

The Flash Memories Group (“FMG”) designs, develops and manufactures a broad range of semiconductor memory products. Flash memory technology, which is one of the enablers of digital convergence, is the core of our nonvolatile memory activity. The products developed by the various divisions are complementary and are addressing different functions and/or market segments.

In December 2006, we announced our decision to establish a stand-alone FMG. This group consolidates all of our Flash memory operations including NAND and NOR Flash memories technology R&D, all product related activities, front-end manufacturing, marketing and sales worldwide. This strategic repositioning of Flash memories was designed to allow for potential industry consolidation and dimension of scale which we view as a necessity to compete successfully in this business.

Our memory business is comprised as follows:

(i) Wireless Flash Memories Division.  Wireless applications have very specific requirements in power consumption, packaging and memory capabilities. We offer a very wide portfolio of wireless NOR Flash memories from single-die low-density products through high-density 2-Gbit solutions, as well as multiple chip packages containing several memory technology components.

(ii) Imbedded Nor Division.  We pioneered the concept of serial Flash. This division develops products used in computer, automotive and consumer applications utilizing parallel NOR and Serial Flash technology. Serial Flash allows integration of up to 64 Mbit and 128 Mbit in an 8-pin package for a large variety of applications.

(iii) NAND Flash and Storage Media Division.  In 2004, we began offering NAND Flash memory products pursuant to a co-development and manufacturing agreement with Hynix Semiconductor Inc. (“Hynix Semiconductor”). Our efforts are targeted at the lower density memory requirements evolving for embedded wireless applications. Our most advanced offering, a single die 8 Gigabit (“Gbit”) NAND Flash manufactured in 57-nm technology, is now available in production. NAND Flash is primarily used to store information such as music, still pictures, video and data files in a variety of consumer applications, including mobile phones, MP3 readers, universal serial bus (“USB”) keys and digital still cameras.

We have made significant progress on improving the cost position of our FMG segment, in particular widely developing the two-bit-per-cell architecture and transitioning to more advanced technologies, and will continue to seek to enhance our competitive position on all fronts of the memory market we serve both by adding new products and improving manufacturing costs.

We expect to deconsolidate this group with the closing of the Numonyx transaction planned for the first quarter of 2008. From that point forward, our Flash memory exposure will consist of our 48.6% equity interest in Numonyx and will be reported in the Earnings/Loss on equity investments line item on our consolidated statement of Income, and certain financing arrangements.

Strategic Alliances with Customers and Industry Partnerships

We believe that strategic alliances with customers and industry partnerships are critical to success in the semiconductor industry. We have entered into several strategic customer alliances, including alliances with Alcatel-Lucent, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel, Pioneer, Seagate, Continental AG, Thomson and Western Digital. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia and our recently announced digital base-band relationship with Ericsson Mobile Platform is an example of our success in formalizing this program.

Partnerships with other semiconductor industry manufacturers permit costly research and development and manufacturing resources to be shared to mutual advantage for joint technology development. We have a long history of partnership for the collaborative development of CMOS process technologies in Crolles, France. Since January 1, 2008, we are collaborating with IBM on the development of 32-nm and 22-nm CMOS process technologies. We will pursue the development, with IBM, of CMOS derivatives in Crolles. This cooperation follows the termination at the end of 2007 of the cooperation with Freescale Semiconductor and NXP Semiconductors for the joint research and development of advanced CMOS process technology on 300-mm wafers, as well as for the operations of a 300-mm wafer pilot line fab which has been built in Crolles2. We remain convinced that the shared R&D business model contributes to the fast acceleration of semiconductor process technology development and we will continue to actively pursue an expansion of our portfolio of alliances to reinforce cooperation in the area of technology development in Crolles2.

We have also established joint development programs with leading suppliers such as Air Liquide, Applied Materials, ASM Lithography, Canon, Hewlett-Packard, KLA-Tencor, LAM Research, MEMC, Teradyne and Siltronics and with electronic design automation (“EDA”) tool producers, including Cadence, Co-Ware and Synopsys. We also participate in joint European research programs, such as the MEDEA+ and ITEA programs, and cooperate on a global basis with major research institutions and universities. In 2007 we were a founding member of SOI (Silicon-on-Insulator) Industry Consortium.

We participated in the definition of the New Eureka program named CATRENE and to the European Nanoelectronics Initiative Advisory (“ENIAC”) programs definition.

In 2004, we signed and announced a joint venture agreement with Hynix Semiconductor to build a front-end memory-manufacturing facility in Wuxi City, China, and we plan to contribute this asset to Numonyx.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our major customers include Alcatel-Lucent, Bosch, Cisco, Conti, Delphi, Delta, Denso, Ericsson, Hewlett-Packard, LG Electronics, Marelli, Maxtor, Motorola, Nintendo, Nokia, Philips, Pioneer, Samsung, Seagate, Sharp, Siemens, Thomson and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers’ requirements for other products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, BSI Semiconductor, Future Electronics, Wintech and Yosun.

The following table sets forth certain of our significant customers and certain applications for our products:

Telecommunications
Customers:	2Wire	Huawei	Nortel Networks	Sharp
	Alcatel-Lucent	LG Electronics	Research in Motion	Siemens
	Cisco	Motorola	Safran	SIRF
	Finisar	Nokia	Samsung	Sony Ericsson
Applications:	Camera modules/mobile imaging Central office switching systems Data transport (routing, switching for electronic and optical networks) Cellular telephones Internet access (XDSL) Imaging		Portable multimedia Telephone terminals (wireline and wireless) Wireless connectivity (Bluetooth, WLAN, FM radio) Wireless infrastructure
Computer Peripherals
Customers:	Agilent	Delta	Intel	Seagate
	Apple	Eastman Kodak	Lexmark	Taiwan-Liteon
	BenQ	Epson	Microsoft	Western Digital
	Dell	Hewlett-Packard	Samsung	Xilinx
Applications:	Data storage		Power management
	Monitors and displays		Printers Webcams
Automotive
Customers:	Bosch	Harman	Lear	TRW
	Continental	Hella	Marelli	Valeo
	Delphi	Hitachi	Pioneer	Visteon
	Denso	Kostal	Continental AG	Sirius Satellite Radio
Applications:	Airbags Anti-lock braking systems Body and chassis electronics Engine management systems (ignition and injection)		Global positioning systems Multimedia Radio/satellite radio Telematics Vehicle stability control
Consumer
Customers:	ADB	Echostar	Philips	Skyworth
	AOC	Hyundai	Safran	Sony
	Bose Corporation	LG Electronics	Samsung	Thomson
	ChangHong	Nintendo	Scientific Atlanta	Vestel
Applications:	Audio processing (CD,		DVDs
	DVD, Hi-Fi)		Imaging
	Analog/digital TVs		Set-top boxes
	Digital cameras		VCRs
	Digital music players		Displays

Industrial/Other Applications
Customers:	American Power Conversion	Delta	Giesecke & Devrient	Siemens
	Artesyn	Enel	Nagra	Taiwan-Liteon
	Astec	Gemalto	NDS	UPEK
	Autostrade	General Electric	Philips	Vodafone
Applications:	Battery chargers		MEMS
	Smartcard ICs		Motor controllers
	Intelligent power switches		Power supplies
	Industrial automation/control systems		Switch mode power supplies
Lighting systems
(lamp ballasts)

In 2007, our largest customer, Nokia, represented approximately 21% of our net revenues, compared to approximately 22% in both 2006 and 2005. No other single customer accounted for more than 10% of our net revenues. Sales to our OEM customers accounted for approximately 80% of our net revenues in 2007, from approximately 81% of our net revenues in 2006 and 82% in 2005. Sales to our top ten OEM customers were approximately 49% of total revenues in 2007, 51% in 2006 and 50% in 2005. We have several large customers, certain of whom have entered into strategic alliances with us. Many of our key customers operate in cyclical businesses and have in the past, and may in the future, vary order levels significantly from period to period. In addition, approximately 20% of our net revenues in 2007 were sold through distributors, compared to 19% in 2006 and 18% in 2005. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. See “Item 3. Key Information —

Risk Factors — Risks Related to Our Operations — Disruptions in our relationships with any one of our key customers could adversely affect our results of operations.”

Sales, Marketing and Distribution

We operate regional sales organizations in Europe, North America, Asia Pacific, Greater China, Japan, and Emerging Markets, which include Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA), Russia and India. For a breakdown of net revenues by product segment and geographic region for each of the three years ended December 31, 2007, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information.”

The European region is divided into seven business units: automotive, consumer and computers, Smartcard, telecom, EMS, industrial, and distribution. Additionally, for all products, including commodities and dedicated ICs, we actively promote and support the sales of these products through sales force, field application engineers, supply-chain management and customer-service, and technical competence center for system-solutions, with support functions provided locally.

In the North America region, the sales and marketing team is organized into six business units. They are located near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial (Boston, Massachusetts), consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California and Longmont, Colorado), and RFID, communications (Dallas, Texas) and distribution (Boston, Massachusetts). Each regional business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system-oriented products. This structure allows us to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with our current product portfolio. A central product-marketing operation in Boston provides product support and training for standard products for the North American region, while a logistics center in Phoenix, Arizona supports just-in-time delivery throughout North America. In addition, a comprehensive distribution business unit provides product and sales support for the regional distribution network.

In the Asia Pacific region during 2007, sales and marketing segments were managed from our regional sales headquarters in Singapore and organized into seven business units (computer and peripheral, automotive, industrial, home entertainment, communications and mobile multimedia, distribution and EMS) with regional and central support organizations (business management, field quality, HR, Korean country strategic planning and design coordination). We have sales offices in Korea, Malaysia, Thailand, Vietnam and Australia. The Singapore sales organization provides central marketing, customer service, technical support, logistics, an application laboratory and design services for the entire region. In addition, there is a design center in Korea.

On January 1, 2006, we created a sales region, “Greater China”, which encompasses China, Taiwan and Hong Kong. This sales region is dedicated to sales, design and support resources and is aimed at expanding on our many years of successful participation in this quickly growing market, not only with transnational customers that have transferred their manufacturing to China, but also with domestic customers. This market is expected to grow significantly in the next few years according to industry analysts. In 2007, we grew our sales in Greater China by 7.7% and believe that we were one of the leading semiconductor suppliers in China.

In Japan, the large majority of our sales have historically been made through distributors, as is typical for foreign suppliers to the Japanese market. However, we are now seeking to work more directly with our major customers to address their requirements. We provide marketing and technical support services to customers through sales offices in Tokyo and Osaka. In addition, we have established a design center and application laboratory in Tokyo. The design center designs custom ICs for Japanese clients, while the application laboratory allows Japanese customers to test our products in specific applications. In 2006, we implemented changes in our organization for Japan and are targeting, by expanding our sales design and support resources, to improve our coverage of this significant market for the products we serve. In 2007, our sales grew by more than 18.7% in Japan, while the Japanese market grew only 5.2%.

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

Research and Development

We believe that research and development is critical to our success. The main research and development challenge we face is to continually increase the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

In 2007, underlining our commitment to our research and development efforts, we established a new ST Technology Council composed of 15 leading experts in the field including internationally recognized university professors. The Technology Council is chaired by Robert White, a former member of our Supervisory Board and a professor at Stanford University. The role of the technology council is to meet annually without senior management and leaders of our research and development activities to review, evaluate and advise us on the competitive technical landscape.

We are market driven in our research and development and focused on leading-edge products and technologies developed in close collaboration with strategic alliance partners, leading universities and research institutions, key customers and global equipment manufacturers working at the cutting edge of their own markets. Front-end manufacturing and technology R&D, while being separate organizations, are under the responsibility of the Chief Operating Officer, thereby ensuring a smooth flow of information between the R&D and manufacturing organizations. The research and development activities relating to new products are managed by the Product Segments and consist mainly of design activities.

In 2005, we reallocated approximately 10% of our research and development resources in favor of higher priority projects for both process technology development and product design with the aim to increase the efficiency of our research and development activity and accelerate product innovation.

We continue to make significant investments in research and development and we intend to increase our focus on innovative product development. In 2007, we spent $1,802 million on research and development, which represented approximately a 8% increase from $1,667 million in 2006, while 2006 spending represented a 2% increase from $1,630 million in 2005. The table below sets forth information with respect to our research and development spending since 2005. Our reported research and development expenses are mainly in product design, technology and development and do not include marketing and design-center costs which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales:

	Year Ended December 31,
	2007	2006	2005
	(In millions, except percentages)

Expenditures	$1,802	$1,667	$1,630
As a percentage of net revenues	18.0%	16.9%	18.3%

Approximately 85% of our research and development expenses in 2007 were incurred in Europe, primarily in France and Italy. See “— Public Funding” below. As of December 31, 2007, we employed approximately 10,570 employees in research and development activities worldwide.

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

Our advanced R&D centers are strategically located around the world, primarily in France (Crolles) and Italy (Agrate), as well as in Italy (Catania), France (Grenoble, Tours and Rousset), the United States (Phoenix, Carrollton, and San Diego), Canada (Ottawa), the United Kingdom (Bristol and Edinburgh), Switzerland (Geneva), India (Noida and Bangalore), China (Beijing, Shenzhen and Shanghai) and Singapore.

From 2002 to December 31, 2007, we cooperated with NXP Semiconductors and Freescale Semiconductor as part of the Crolles2 Alliance to jointly develop sub-micron CMOS logic processes on 300-mm wafers and to operate an advanced 300-mm wafer pilot line in Crolles, France. Effective January 1, 2008, we began working with IBM and its partners under an agreement to co-develop 32-nm and 22-nm core CMOS at IBM’s East Fiskill (United States) facility as well as to continue to develop with IBM state-of-the-art derivative technologies (defined as RF CMOS, Power CMOS and CMOS Imaging) at Crolles2. We may in the future add new partners to strengthen the cooperative activities in Crolles2.

In addition, our manufacturing facility in Crolles, France houses a research and development center that is operated in the legal form of a French Groupement d’intérêt économique named “Centre Commun de Microelectronique de Crolles.” Laboratoire d’Electronique de Technologie d’Instrumentation (“LETI”), a research laboratory of Commissariat à l’Energie Atomique (“CEA”), an affiliate of Areva Group (one of our indirect shareholders), is our partner.

There can be no assurance that we will be able to develop future technologies and commercially implement them on satisfactory terms, or that our alliances will allow the successful development of state-of-the-art core or derivative CMOS technologies on satisfactory terms. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our research and development efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances, or failure to find new partners in such alliance, or in developing new process technologies in line with market requirements.”

The Agrate R2 activity encompasses prototyping, pilot and volume production of the newly developed technologies with the objective to accelerate process industrialization and time-to-market for Smart power affiliation (BCD) and MEMS, in addition to certain memory products.

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

properties, the mechanical properties of silicon represent one of the most important links between conventional SoC technology and all the new technologies such as bioelectronics that can benefit from our semiconductor expertise.

The fundamental mission of our Advanced System Technology (“AST”) organization is to create system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including digital consumer, wireless communications, computer peripherals and Smartcards, as well as the broad range of emerging automotive applications such as car multimedia. The group has played a key role in establishing our pre-eminence in mobility, connectivity, multimedia, storage and security, the core competences required to drive today’s convergence markets.

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

We also have divisional R&D centers such as those in Castelletto, Catania and Tours that carry out more specialized work that benefits from their close relationship to their markets. For example, Castelletto pioneered the BCD process that created the world smart-power market and has developed advanced MEMS technologies used to build products such as inkjet printheads, accelerometers and the world’s first single chip microarray for DNA amplification and detection.

The ASDtm technology developed at Tours has allowed ST to bring to the market numerous products that can handle high bi-directional currents, sustain high voltages or integrate various discrete elements in a single chip, like the IPADs. ASD technology has proved increasingly successful in a variety of telecom, computer and industrial applications: ESD protection and AC switching are key areas together with RF filter devices.

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

Finally, we believe that platforms are the answer to the growing need for full system integration, as customers require from their silicon suppliers not just chips, but an optimized combination of hardware and software. More than 1,500 engineers and designers are currently developing platforms we selected to spearhead our future growth in some of the fastest developing markets of the microelectronics industry. The platforms include Application Processors, namely our Nomadik platform that is bringing multimedia to the next-generation mobile devices, set-top boxes/integrated digital TV, which include the promising new wave of high-definition images, and in the area of computer peripherals, the SPEAr family of reconfigurable SoC ICs for printers and related applications.

Property, Plants and Equipment

We currently operate 15 (as per table below) main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are wafer fabrication plants, known as fabs, and back-end facilities are assembly, packaging and final testing plants. Some of these fabs where Flash memory production is concerned are earmarked to be transferred to Numonyx, our pending joint venture with Intel.

Location	Products	Technologies

Front-end facilities
Crolles1, France	Application-specific products, image sensors	Fab: 200-mm CMOS and BiCMOS, Analog/RF, imaging
Crolles2, France(1)	Application-specific products and leading edge logic products	Fab: 300-mm research and development on deep sub-micron (90-nm and below) CMOS and differentiated SoC technology development, TSV pilot line
Phoenix, Arizona (identified for closure)	Application-specific products and microcontrollers	Fab: 200-mm CMOS, BiCMOS, BCD, microcontrollers
Agrate, Italy	Nonvolatile memories, microcontrollers and application- specific products MEMS Smart power	Fab 1: 200-mm BCD, nonvolatile memories, MEMS Fab 2: 200-mm Flash, embedded Flash, research and development on nonvolatile memories and BCD technologies
Rousset, France	Microcontrollers, nonvolatile memories and Smartcard ICs, application-specific products and image sensors	Fab 1: 150-mm CMOS, Smartcard (shut down March 2007) Fab 2: 200-mm CMOS, Smartcard, embedded Flash, imaging
Catania, Italy	Power transistors, Smart Power ICs and nonvolatile memories	Fab 1: 150-mm Power metal-on silicon oxide semiconductor process technology
(“MOS”),VIPpowertm and Pilot Line RF Fab 2: 200-mm Flash, Smartcard, EEPROM BCD Fab 4: 300-mm building constructed but not fully facilitized and equipped
Tours, France	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125-mm, 150-mm and 200-mm pilot line discrete
Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, nonvolatile memories, and application-specific products	Fab 1: 125-mm, power MOS, bipolar, power
Fab 2: 150-mm bipolar, power MOS and BCD, EEPROM, Smartcard, Micros, CMOS logic
Fab 3: 200-mm, Flash memories
Fab 4: 150 mm Microfluidic, MEMS, BCD, BiCMOS, CMOS
Carrollton, Texas (identified for closure)	Application-specific products, MEMS, Microfluidics	Fab: 150-mm BiCMOS, BCD and CMOS
Back-end facilities
Muar, Malaysia	Application-specific and standard products, microcontrollers, Flash
Kirkop, Malta	Application-specific products
Toa Payoh, Singapore	Nonvolatile memories and power ICs under reconversion into an EWS center
Ain Sebaa, Morocco (identified for closure)	Discrete and standard products
Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems
Shenzhen, China(2)	Nonvolatile memories, discrete and standard products

(1)	Operated jointly with NXP Semiconductors and Freescale Semiconductor. The agreement terminated at the end of 2007.

(2)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.

At the end of 2007, our front-end facilities had total capacity of approximately 125,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. We have seven 200-mm wafer production facilities currently in operation. Of these, four (at Crolles, France; Agrate, Italy; Catania, Italy; and Phoenix, Arizona) have full design capacity installed as of December 31, 2007; as of the same date, fabs (in Rousset, France and in Singapore) have approximately two-thirds of the ultimate capacity installed. Some of our facilities where we manufacture flash memory products have been earmarked for transfer to Numonyx, upon closing of our announced transaction with Intel and Francisco Partners in the field of Flash Memory Products.

Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France produced approximately 2,500 wafers per week at the end of 2007 and we may in the future increase production as required by market conditions.

We own all of our manufacturing facilities, except Crolles2, France, which is the subject of a capital lease for the building shell only.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. Our goal is to reduce our capital investment spending to sales ratio from above 20% in previous years to a target of approximately 10%, due to the change in the structural growth of the semiconductor market which has moved from double to single digit over the last ten years. The reduction in our capital investments is also designed to reduce our dependence on economic cycles which affects the loading of our fabs and to decrease the burden of depreciation on our financial performance while optimizing opportunities between internal and external front-end production.

As of December 31, 2007, we had $683 million in outstanding commitments for purchases of equipment and other assets for delivery in 2008. The most significant of our 2008 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) full capacity ownership of our 300-mm fab in Crolles, through the purchase of the Alliance partners tools; (ii) a specific program of capacity growth devoted to MEMS in Agrate (Italy) and mixed technologies in Agrate and Catania (Italy) to support the significant growth opportunity in these technologies; (iii) focused investment both in manufacturing and R&D in France sites to secure and develop our system oriented proprietary technologies portfolio (HCMOS derivatives and mixed signal) required by our strategic customers; and (b) for the back-end facilities, the capital expenditures will mainly be dedicated to the technology evolution to support the ICs path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to prepare for future years capacity growth by completing the new production area in Muar and the new plant in Longgang (China). In the last five years, we have closed six manufacturing plants globally and upgraded one production line. In addition, we have announced the closure plans for three more manufacturing sites as well as the transfer to Numonyx of four sites.

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

Intellectual Property

Intellectual property rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two or three-dimensional layout of an integrated circuit. We own close to 19,000 patents or pending patent applications which have been registered in several countries around the world and correspond to more than 9,000 patent families (each patent family containing all patents originating from the same invention). We filed 497 new patent applications around the world in 2007.

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our circuit designs, manufacturing processes, packaging technology and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade-secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our intellectual property represents valuable assets and intends to protect our investment in technology by enforcing all of our intellectual property rights. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party intellectual property rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

From time to time, we are involved in intellectual property litigation and infringement claims. See “Item 8. Financial Information — Legal Proceedings.” In the event a third-party intellectual property claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

Finally, we have received from time to time, and may in the future receive communications from competitors or other parties alleging infringement of certain patents and other intellectual property rights of others, which has been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology.”

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

Following the industry-wide over-inventory situation and the declining level of order bookings in the second half of 2004, we entered 2005 with an order backlog (defined here to include frame orders) that was lower than we had entering 2004. During 2005, our backlog registered a solid increase. We entered 2006, with a backlog higher than we had entering 2005, and, due to a more difficult industry environment, we entered 2007 with an order backlog lower than what we had entering 2006. We are entering 2008 with a backlog significantly higher compared to 2007 due to good order flow in the last quarter of 2007. However, based on the current outlook for the world economy, or if the demand for semiconductors were to be reduced, we cannot guarantee that our outstanding backlog will result in revenues during 2008.

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

The primary international semiconductor companies that compete with us include Analog Devices, Broadcom, Hynix, IBM, Infineon Technologies, Intel, International Rectifier, Fairchild Semiconductor, Freescale Semiconductor, Linear Technology, LSI Logic, Marvell Technology Group, Maxim Integrated Products, Microchip Technology, National Semiconductor, Nippon Electric Company, NXP Semiconductors, ON Semiconductor, NXP Semiconductors, Qualcomm, Renesas, Samsung, Spansion, Texas Instruments and Toshiba.

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

While STMicroelectronics N.V. is the parent company, we also conduct our operations through our subsidiaries. With the exception of our subsidiaries in Shenzhen, China, in which we own 60% of the shares and voting rights; Hynix, ST (China), a joint venture company, in which we own a 17% equity participation; Shanghai Blue Media Co. Ltd (China), in which we own 65%; and Incard do Brazil, in which we own 50% of the shares and voting rights, STMicroelectronics N.V. owns directly or indirectly 100% of all of our significant operating subsidiaries’ shares and voting rights, which have their own organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we receive compensation.

The following list includes our principal subsidiaries and equity investments and the percentage of ownership we held as of December 31, 2007:

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Australia — Sydney	STMicroelectronics PTY Ltd	100
Belgium — Zaventem	STMicroelectronics Belgium N.V.	100
Belgium — Zaventem	Proton World International N.V.	100
Brazil — Sao Paolo	STMicroelectronics Ltda	100
Brazil — Sao Paulo	Incard do Brazil Ltda	50
Canada — Ottawa	STMicroelectronics (Canada), Inc.	100
China — Jiangsu(1)	Hynix-ST Semiconductor Ltd	17
China — Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China — Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China — Shanghai	Shanghai Blue Media Co. Ltd	65
China — Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China — Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
Czech Republic — Prague	STMicroelectronics Design and Application s.r.o.	100
Finland — Lohja	STMicroelectronics OY	100
Finland — Helsinki	STMicroelectronics R&D OY	100
France — Crolles	STMicroelectronics (Crolles 2) SAS	100
France — Montrouge	STMicroelectronics S.A.	100
France — Rousset	STMicroelectronics (Rousset) SAS	100
France — Tours	STMicroelectronics (Tours) SAS	100
France — Grenoble	STMicroelectronics (Grenoble) SAS	100
Germany — Grasbrunn	STMicroelectronics GmbH	100
Germany — Grasbrunn	STMicroelectronics Design and Application GmbH	100
Holland — Amsterdam	STMicroelectronics Finance B.V.	100
Hong Kong — Hong Kong	STMicroelectronics LTD	100
India — Noida	STMicroelectronics Pvt Ltd	100
India — New Delhi	STMicroelectronics Marketing Pvt Ltd	100
Israel — Netanya	STMicroelectronics Ltd	100
Italy — Caivano(1)	INGAM S.r.l.	20
Italy — Catania	CO.RI.M.ME.	100
Italy — Aosta	DORA S.p.a.	100
Italy — Agrate Brianza	ST Incard S.r.l.	100
Italy — Naples	STMicroelectronics Services S.r.l.	100
Italy — Agrate Brianza	STMicroelectronics S.r.l.	100
Italy — Agrate Brianza	STMicroelectronics (Memory) S.r.l.	100
Japan — Tokyo	STMicroelectronics KK	100
Malaysia — Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia — Muar	STMicroelectronics SDN BHD	100
Malaysia — Muar	STMicroelectronics (Memory) Sdn Bhd	100
Malta — Kirkop	STMicroelectronics Ltd	100
Mexico — Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Mexico — Guadalajara	STMicroelectronics Design and Applications, S. de R.L. de C.V.	100
Morocco — Rabat	Electronic Holding S.A.	100
Morocco — Casablanca	STMicroelectronics S.A.	100
Singapore — Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics (Memory) Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics ASIA PACIFIC (Memory) Pte Ltd	100
Spain — Madrid	STMicroelectronics S.A.	100
Sweden — Kista	STMicroelectronics A.B.	100
Switzerland — Geneva	STMicroelectronics S.A.	100
Switzerland — Geneva	INCARD S.A.	100
Switzerland — Geneva	INCARD Sales and Marketing S.A.	100
Turkey — Istanbul	STMicroelectronics Elektronik Arastirma ve Gelistirme Anonim Sirketi	100
United Kingdom — Marlow	STMicroelecrtonics Limited	100
United Kingdom — Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom — Bristol	Inmos Limited	100
United Kingdom — Reading	Synad Technologies Limited	100
United States — Carrollton	STMicroelectronics Inc.	100
United States — Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States — Wilsonville	The Portland Group, Inc.	100

(1)	Equity Investments

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

The main programs for research and development in which we are involved include: (i) the Micro-Electronics Development for European Application (“MEDEA+”) cooperative research and development program; (ii) EU research and development projects with FP6 and FP7 (Sixth and Seventh Frame Program) for Information Technology; and (iii) national or regional programs for research and development and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

The MEDEA+ cooperative research and development program was launched in June 2000 by the Eureka Conference and is designed to bring together many of Europe’s top researchers in a 12,000 man-year program that covers the period 2001-2008 in two phases of four years each. The MEDEA+ program replaced the joint European research program called MEDEA, which was a European cooperative project in microelectronics among several countries that covered the period 1996 through 2000 and involved more than 80 companies. With a program duration of eight years, MEDEA+ will conclude at the end of 2008. The new EUREKA strategic initiative, called CATRENE (“Cluster for Application and Technology Research in Europe on NanoElectronics”, launched October 25, 2007, builds on the highly successful European MEDEA+ nanoelectronics programme) will start in January 2008, with the first call for project proposals expected in the first half of 2008.

In Italy, there are some national funding programs established to support the FIST (Fondo per gli Investimenti nella Ricerca Scientifica e Tecnologica) that groups previous funding regulations (FIRB, Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research, and FAR, Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and the FCS (Fondo per la Competitivita’ e lo Sviluppo) that replaces FIT (Fondo per l’Innovazione Tecnologica, to fund precompetitive development). These programs are not limited to microelectronics and are suitable to support industry R&D in any segment. Italian programs often cover several years and the approval phase is quite long, up to two/three years. During 2004, submissions for FAR and FIT were suspended for new projects, including the MEDEA+ projects whose Italian activities are subject to FAR rules and availability. In July 2005, however, the Italian Government began considering funding new projects related to limited “strategic programmes” in areas it had selected. One of these areas was semiconductors. The company submitted 7 proposals which are expected to be approved in the first half of 2008. In July 2007 a call was launched on FCS (specifically for “Better Efficiency in Energy” and “Sustainable Mobility”) where we submitted 9 proposals. Furthermore, there are some regional funding tools that can be addressed by local initiatives, primarily in the regions of Puglia and Val D’Aosta, provided that a reasonable regional socio-economic impact could be recognized in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories.”

In a decision on December 6, 2006 sent to the Italian Foreign Minister, the EU Commission accepted to modify the conditions of a grant, which was originally approved in 2002 for an amount of €542.3 million (Decision N844/2001), representing approximately 26.25% of the total cost (estimated at €2,066 million) (the “M6 Grant”) for the building, facilitization and equipment of a new 300-mm manufacturing facility in Catania M6 capable of producing approximately 5,000 wafers per week for nonvolatile memory products (the “M6 Plant”).

Pursuant to this decision, the authorized timeframe for the completion of the project for the planned investment was extended and the Italian government was authorized to allocate, out of the €542.3 million grants originally authorized, €446 million for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. The €446 million M6 Grant is conditional upon the conclusion of a Contratto di Programma providing, inter alia, for (i) the creation of a minimum number of new jobs, (ii) the fixed assets remaining at least five years after the completion of the M6 Plant, (iii) at least 31.25% of the total of €1,700 million investment for the M6 Plant being either in the form of equity or loan, (iv) an annual report on work progress being submitted to the Italian authorities and the EU Commission, and (v) a general verification of the consistency of the project. For the period prior to December 31, 2006, the Commission, upon the proposal of the Italian government, considered that we would have been entitled to the remaining €96 million grant (out of the total €542.3 million originally granted) in the form of a tax credit if we had made a total cumulated investment of €366 million as of such date. As of December 31, 2006, we had invested a cumulative amount of €298 million instead of €366 million and recorded a cumulative amount of tax credit of €78 million out of the €96 million to which we could have been entitled. The M6 Plant is designated for transfer to Numonyx, which will benefit from future M6 Grants linked to the completion of the M6 Plant and assume related responsibilities.

In France, support for microelectronics is provided to over 30 companies with activities in the semiconductor industry. The amount of support under French programs is decided annually and subject to budget appropriation. We also plan to benefit from the new French law on Credit Impot Recherche which increases the amount of tax deductible R&D expenses.

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

Funding for research and development activities is the most common form of funding that we receive. Public funding for research and development is recorded as “Other Income and Expenses, net” in our consolidated statements of income. Public funding for research and development is booked pro rata in relation to the relevant cost once the agreement with the applicable government agency has been signed and as any applicable conditions are met. See Note 20 to our Consolidated Financial Statements. Such funding has totaled $97 million, $54 million and $76 million in the years 2007, 2006 and 2005, respectively.

Government support for capital expenditures funding has totaled $9 million, $15 million and $38 million in the years 2007, 2006 and 2005, respectively. Such funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. Public funding reduced depreciation charges by $33 million, $54 million and $66 million in 2007, 2006 and 2005, respectively.

As a third category of government funding, we receive some loans, mainly related to large capital investment projects, at preferential interest rates. We recognize these loans as debt on our consolidated balance sheet in accordance with paragraph 35 of Statements of Financial Accounting Concepts No. 6, Elements of Financial Statements (CON 6). Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic’s Fund for Applied Research, established in 1988 for the purpose of supporting Italian research projects meeting specified program criteria. At year-end 2007, 2006 and 2005, we had approximately $150 million, $125 million and $120 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 2.4%, 0.9% and 1.0%, respectively.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government- or local-authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. Furthermore, we may need to rely on public funding as we transition to 300-mm manufacturing technology. We are dependent on public funding for equipping the 300-mm wafers production facility in Catania (Italy). If such planned funding does not materialize, we may lack financial resources to continue with our investment plan for this facility, which in turn could lead us to discontinue our investment in such facility and consequentially incur significant impairments. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those previously committed.

Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Reduction in the amount of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations.”

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

Our manufacturing processes use many raw materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile. We obtain our raw materials and supplies from diverse sources on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply or increase prices.”

Finally, we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products. See “— Property, Plants and Equipment” above. We also have an agreement with Hynix Semiconductor for the co-development and manufacturing of NAND products pursuant to which Hynix Semiconductor from Korea is supplying the co-developed NAND products to us. We have also set up a joint venture in China which has built and operates a memory manufacturing facility in Wuxi City, China, which entitles us to receive an amount of wafers produced at this facility at competitive conditions and commensurate with our equity interest in the joint venture. This equity interest and the right to receive wafers from the Wuxi City facility is designated to be transferred to Numonyx.

Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental and health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most jurisdictions in which we operate, our manufacturing activities are subject to obtaining permits, licenses or other authorizations, or to prior notification. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our Principles for Sustainable Excellence, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2000 and with the technical specification ISO/TS16949:2002. In addition, all 15 of our manufacturing facilities have been certified to conform to the environmental standard ISO14001, to the Eco Management and Audit Scheme (EMAS) and to the Health and Safety standard OHSAS18001.

Our activities are subject to two directives adopted on January 27, 2003: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended by Commission Decision 2005/618/EC of August 18, 2005) and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as modified by Directive 2003/108/EC of December 8, 2003). Directive 2002/95/EC aims at banning the use of lead and other flame-retardant substances in manufacturing electronic components by July 1, 2006. Directive 2002/96/EC promotes the recovery and recycling of electrical and electronic waste. In France, Directives 2002/95/EC and 2002/96/EC have been implemented by a decree dated July 20, 2005 and five ministerial orders published in November 2005, December 2005 and March 2006. The French scheme for the recovery and recycling of WEEE was officially launched on November 15, 2006.

Our activities in the EU are also subject to the European Directive 2003/87/EC establishing a scheme for greenhouse gas allowance trading (as modified by Directive 2004/101/EC), and the applicable national legislation. Two of our manufacturing sites (Crolles, France, and Agrate, Italy) have been allocated a quota of greenhouse gas for the period 2005-2007. Failure to comply would have forced us to acquire potentially expensive additional emission allowances from third parties, or to pay a fee for each extra ton of gas emitted. This risk did not materialize, since both sites were within the allocated quota at the end of 2007. Our visibility on future emissions confirms this trend, and we do not foresee any significant impact on ST. Our on-going programs to reduce CO2 emissions will allow us to comply with the greenhouse gas quota allocations which have been defined for Crolles and Agrate for the period 2008-2012. In the United States, we participate in the Chicago Climate Exchange program, a voluntary greenhouse gas trading program whose members commit to reduce emissions. During Phase I (2003-2006), emission reduction targets were 1% per year, below the baseline which is an average of annual emissions over the 1998-2001 period. During Phase II (2008-2010), we confirmed our commitment to an additional 2% reduction. The idea is that all members should be 6% below this baseline by 2010. We have also implemented voluntary reforestation projects in several countries in order to sequester additional CO2 emissions.

Furthermore, Regulation 1907/2006 of December 18, 2006 concerning the registration, evaluation, authorization and restriction of chemicals (“REACH”) entered into force on June 1, 2007. Regulations implementing the REACH are in preparation, particularly with regards to fees to be paid by the industry for the registration and authorization of chemical products, as well as test methods. We intend to proactively implement such new legislation, in line with our commitment toward environmental protection.

The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Some of our production processes and materials are environmentally sensitive, which could lead to increased costs due to environmental regulations or to damage to the environment.” We have identified potential liabilities relating to environmental matters that are reflected on our consolidated balance sheet.

Industry Background

The Semiconductor Market

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems) to applications such as telecommunications systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of the total available market (the “TAM”), which includes all semiconductor products, as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor content has increased from approximately 12% in 1992 to approximately 21% in 2007.

Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data, the TAM increased from $45 billion in 1988 to

$256 billion in 2007 (growing at a compound annual growth rate of approximately 10%). In 2006, the TAM increased by approximately 9% and in 2007 by approximately 3%. On a sequential, quarter-by-quarter basis in 2007 (including actuators), the TAM decreased by approximately 6% in the first quarter over the fourth quarter 2006, while in the second quarter it decreased by approximately 2% over the first quarter, it increased by approximately 13% in the third quarter over the second quarter, and decreased by approximately 1% in the fourth quarter over the third quarter. To better reflect our corporate strategy and our current product offering, we measure our performance against our serviceable available market (“SAM”), redefined as the TAM without DRAMs, microprocessors and optoelectronic products. The SAM increased from approximately $35 billion in 1988 to $174 billion in 2007, growing at a compound annual rate of approximately 9%. The SAM increased by approximately 6% in 2007 compared to 2006. In 2007, approximately 17% of all semiconductors were shipped to the Americas, 16% to Europe, 19% to Japan, and 48% to the Asia Pacific region.

The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

	Worldwide Semiconductor Sales(1)							Compound Annual Growth Rates(2)

	2007	2006	2005	2004	1998	1988	06-07	05-06	04-05	88-07		88-98	98-07
	(In billions)						(Expressed as percentages)

Integrated Circuits and Sensors	$222.9	$214.8	$197.3	$183.5	$109.1	$35.9	3.8%	8.9%	7.5%	10.1%		11.8%	8.3%
Analog, Sensors and Actuators	41.6	42.3	36.5	36.1	19.1	7.2	(1.7)	16.0	0.9	9.6		10.2	9.0
Digital Logic	123.5	114.1	112.4	100.3	67.0	17.8	8.2	1.5	12.1	10.7		14.2	7.0
Memory:
DRAM	31.3	33.8	25.6	26.8	14.0	6.3	(7.4)	32.0	(4.7)	8.8		8.3	9.3
Others	26.6	24.7	22.9	20.3	9.0	4.6	7.7	7.7	13.0	9.7		6.9	12.8

Total Memory	57.9	58.5	48.5	47.1	23.0	10.9	(1.1)	20.5	2.9	9.2		7.7	10.8
Total Digital	181.4	172.6	160.9	147.4	90.0	28.7	5.1	7.3	9.1	10.2		12.1	8.1
Discrete	16.8	16.6	15.2	15.8	11.9	7.0	1.3	8.8	(3.3)	4.7		5.5	3.9
Optoelectronics	15.9	16.3	14.9	13.7	4.6	2.1	(2.3)	9.3	8.6	11.2		8.1	14.7

TAM	$255.6	$247.7	$227.5	$213.0	$125.6	$45.0	3.2%	8.9%	6.8%	9.6	%(3)	10.8%	8.2	%(3)

Europe	41.0	39.9	39.3	39.4	29.4	8.1	2.7	1.6	(0.4)	8.9		13.8	3.8
Americas	42.3	44.9	40.7	39.1	41.4	13.4	(5.7)	10.3	4.3	6.2		11.9	0.2
Asia Pacific	123.5	116.5	103.4	88.8	28.9	5.4	6.0	12.7	16.5	17.9		18.3	17.5
Japan	48.8	46.4	44.1	45.8	25.9	18.1	5.2	5.3	(3.7)	5.4		3.7	7.3

TAM	$255.6	$247.7	$227.5	$213.0	$125.6	$45.0	3.2%	8.9%	6.8%	9.6	%(3)	10.8%	8.2	%(3)

(1)	Source: WSTS.

(2)	Calculated using end points of the periods specified.

(3)	Calculated on a comparable basis, without information with respect to actuators as they were not included in the indicator before 2003.

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

The primary volatile memory devices are DRAMs, which accounted for approximately 54% of semiconductor memory sales in 2007, and static RAMs (“SRAMs”), which accounted for approximately 4% of semiconductor memory sales in 2007. SRAMs are roughly four times as complex as DRAMs. DRAMs are used in a computer’s main memory. SRAMs are principally used as caches and buffers between a computer’s microprocessor and its DRAM-based main memory and in other applications such as mobile handsets.

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

“Flash” memories, which accounted for approximately 38% of semiconductor memory sales in 2007, are products that represent an intermediate solution between EPROMs and EEPROMs based on their cost and functionality. Because Flash memories can be erased and reprogrammed electrically and in-system, they are more flexible than EPROMs and are therefore progressively replacing EPROMs in many current applications. Flash memories are typically used in high volume in digital mobile phones and digital consumer applications (set-top boxes, DVDs, digital cameras, MP3 digital music players) and, because of their ability to store large amounts of information, are also suitable for solid-state mass storage of data and emerging high-volume applications.

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

Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “— Critical Accounting Policies Using Significant Estimates”, “— Business Outlook” and “— Liquidity and Capital Resources — Financial Outlook.” Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3, “Key Information — Risk Factors.” We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations.” Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing loading thresholds to determine costs to be capitalized in inventory; accruals for warranty costs, litigation and claims; assumptions used to discount monetary assets expected to be recovered beyond one year; valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values; estimated value of the consideration to be received and used as fair value for disposal asset group classified as assets to be disposed of by sale; evaluation of the fair value of marketable securities available-for-sale for which no observable market price is obtainable and assessment of any potential impairment; estimates relating to the valuation of business transactions and relevant accounting considerations; restructuring charges; other non-recurring special charges; assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon future performance condition achievement; assumptions used to measure and recognize a liability for the fair value of the obligation we assume at the inception of a guarantee; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; and provisions for specifically identified income tax exposures and income tax uncertainties. We base our estimates and assumptions on historical experience and on various other factors such as market trends, business plans and levels of materiality that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

•	Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products from time to time for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming, we will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered as probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products, which gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In 2007, we did not record any new material specific provision related to bankrupt customers in addition to our standard provision of 1% of total receivables based on the estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

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

•	Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2007, the value of goodwill amounted to $290 million.

•	Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. During 2007, we performed our annual review of impairment of goodwill and based on this test no impairment charges were required to be recorded.

•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. We recorded $2 million of impairment charges in 2007 on certain technologies following our decision to discontinue our activities using those technologies. At December 31, 2007, the value of intangible assets in our Consolidated Financial Statements subject to amortization amounted to $238 million.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service.

We evaluate each period when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset, strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected and a more likely than not expectation that assets will be sold or disposed of prior to their estimated useful life. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market evolution and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. At December 31, 2007, as part of the 2007 manufacturing restructuring plan and of the planned disposal of the FMG assets held for sale, we identified certain tangible assets, mainly equipment, without alternative future use, which generated a charge of $12 million.

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

•	Asset disposal. On May 22, 2007, we entered into a definitive agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of businesses which for our Company had been included in our Flash Memories Group (“FMG”). Upon signature of this agreement, the conditions were met for “Assets held for sale” treatment in our Consolidated Financial Statements for the assets to be contributed to the new company. Upon movement of the assets to be contributed, which consisted primarily of fixed and intangible assets to “Assets held for sale”, the relevant depreciation and amortization charges were stopped under Statement of Financial Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). Furthermore, FAS 144 requires an impairment analysis when assets are moved to “Assets held for sale” based on the difference between the Net Book Value and the Fair Value, less costs to sell, of the group of assets (and liabilities) to be sold. As a result of this review, we have registered a pre-tax loss in 2007 of $1,106 million, an additional pre-tax $1 million impairment charge on certain specific equipment that could not be transferred and for which no alternative future use could be found in the Company (as disclosed above in the paragraph related to property, plant and equipment) and an additional pre-tax $5 million of other related disposal costs. Fair value less costs to sell was based on the net consideration of the agreement and significant estimates about the valuation of our associated equity ownership. The final amount could be different subject to adjustments due to business evolution before closing of the transaction.

•	Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2007, the net amount of restructuring charges and other related closure costs amounted to $105 million before taxes (including the $5 million related to the FMG deconsolidation as mentioned above). As of December 31, 2007, we had incurred $62 million of restructuring charges (excluding any impairment charges that are mentioned above) of the total expected approximate $270 million to $300 million in pre-tax charges associated with the new 2007 manufacturing restructuring plan of our manufacturing activities. The plan was defined on July 10, 2007 and is expected to take two to three years to complete. See Note 21 to our Unaudited Interim Consolidated Financial Statements.

•	Share-based compensation. We are required to expense our employees’ share-based compensation awards for financial reporting purposes. We measure our share-based compensation cost based on the fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting the market performance and financial results targets, the forfeitures and the service period of our employees. As a result, in 2007 we recorded a total pre-tax expense of $73 million out of which $9 million are related to the 2005 Unvested Stock Award Plan, $44 million to the 2006 Unvested Stock Award Plan and $20 million to the 2007 Unvested Stock Award Plan.

•	Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions. Furthermore, the adoption of the Financial Accounting Standards Board (“FASB”) interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”) requires an evaluation of the probability of any tax uncertainties and the booking of the relevant charges.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of December 31, 2007, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our consolidated balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets (in our estimates of the valuation allowance) or a change in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

•	Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology.”

We record a provision when we believe that it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

As of December 31, 2007, based on our assessment, we did not record any provisions in our financial statements relating to legal proceedings, because we had not identified any risk of probable loss that is likely to arise out of the proceedings. There can be no assurance, however, that we will be successful in resolving these proceedings. If we are unsuccessful, or if the outcome of any litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction. Furthermore, our products as well as the products of our customers which incorporate our products may be excluded from entry into U.S. territory pursuant to an exclusion order.

•	Pension and Post Retirement Benefits. Our results of operations and our consolidated balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At December 31, 2007, our pension obligations amounted to $323 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.

•	Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate in a correct and timely manner the amount of such loss this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year 2007

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. Our fiscal year starts on January 1 and the first quarter of 2007 ended on March 31, 2007. The second quarter of 2007 ended on June 30, 2007, and the third quarter of 2007 ended on September 29, 2007. The fourth quarter ended on December 31, 2007. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

2007 Business Overview

In 2007, the semiconductor market was characterized by a solid increasing demand in units, supported by a strong economic environment, but with a significant decline in average selling prices, particularly in memory products. As a result, the 2007 growth rate for the semiconductor industry was lower than the 2006 growth rate.

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAM”), and optoelectronics devices).

Based upon recently published data by the World Semiconductor Trade Statistics (“WSTS”), semiconductor industry revenues increased year-over-year by approximately 3% for the TAM and 6% for the SAM in 2007 to reach approximately $256 billion and approximately $174 billion, respectively. This increase was driven by a robust demand in units while average selling prices declined compared to 2006.

Our 2007 revenues were characterized by a significantly high volume demand and improved products mix, which did not translate into an equivalent revenue performance due to the persisting negative impact of price pressure in the markets we serve. As a result, our revenues increased by approximately 2% to $10,001 million compared to $9,854 million in 2006. Strong growth in revenues was driven by a double-digit increase in digital consumer application and a mid-single contribution of Automotive application, while FMG revenues registered a double-digit revenues decrease. Our 2007 sales performance was below both the TAM and the SAM growth rates. Excluding Flash segment, our revenues increased about 4.3%. This performance was above the TAM without Flash, which increased about 2.6% but below the SAM without Flash, which increased by 5.1%.

With reference to the quarterly results, our fourth quarter 2007 revenues performance was above the TAM and the SAM on a sequential basis. On a year-over-year basis, our performance was above the TAM but below the SAM.

On a year-over-year basis, our fourth quarter 2007 revenues increased by approximately 10% to $2,742 million compared to $2,483 million in the fourth quarter of 2006, due largely to the ASG segment, which grew by approximately 13%, driven primarily by imaging products, data storage and application-specific wireless, and IMS revenues which improved by approximately 11% reflecting strength in MEMS and in advanced analog products. The revenues of the FMG segment continued to register a decline. On a year-over-year basis, the TAM and the SAM registered increases of approximately 3% and 12% respectively.

On a sequential basis, in the fourth quarter of 2007 revenues increased approximately 7% mainly due to the overall strength in the Telecom sector. Our net revenues performance was slightly above the mid-range of our guidance, which indicated a sequential growth between 4% and 9%. Sequentially, the TAM registered a decrease of approximately 1% while the SAM remained flat.

In 2007, our effective average U.S. dollar exchange rate was €1.00 for $1.35, which reflects the actual exchange rate levels and the impact of certain hedging contracts, compared to our 2006 effective average exchange rate of €1.00 for $1.24. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “— Impact of Changes in Exchange Rates” below.

On a total year basis, our gross margin decreased from 35.8% in 2006 to 35.4% in 2007 due to the negative impact of declining selling prices and the weakening of the U.S. dollar, which offset the improvements coming from better manufacturing performance and improved products mix. In 2007, our gross margin also benefited from the suspended depreciation on our assets that were part of the FMG disposal and were classified as held for sale following the announcement of the transaction on May 22, 2007.

On a sequential basis, our gross margin increased from 35.2% to 36.9% in the fourth quarter 2007, due to improved manufacturing efficiency which also included the suspended depreciation on the FMG assets held for sale. Our fourth quarter gross margin was above the midpoint of our guidance that had indicated a gross margin of approximately 36.5% plus or minus one percentage point.

Our operating expenses combining selling, general and administrative expenses and research and development increased in 2007 compared to 2006 due to the unfavorable U.S. dollar impact, the higher spending in research and development and higher share-based compensation charges for our employees and members and professionals of the Supervisory Board.

Our total impairment and restructuring charges for 2007 were significantly higher compared to 2006 due to the impairment charge for the planned disposal of the FMG assets held for sale and for the new manufacturing restructuring plan launched in 2007.

In 2007, we benefited from a significant increase in funding for our research and development activities, which contributed to move “Other income and expenses, net” caption in our consolidated statements of income from a net expense of $35 million in 2006 to a net income of $48 million.

The combined effect of the above mentioned factors and the other operating items resulted in a negative impact on our operating income, mainly related to the impairment charge and other related closure costs of the planned disposal of the FMG assets held for sale; excluding the impairment and restructuring charges, our operating income registered a decrease in 2007 over 2006 mainly due to the weakening of the U.S. dollar and declining prices, which offset the benefit of the higher sales volume and of the improved products mix. On a quarterly basis, however, the fourth quarter 2007 operating income registered solid improvement both on a year-over-year and a sequential basis when excluding the impact of impairment and restructuring charges.

In summary, our financial results for 2007 compared to the results of 2006 were favorably impacted by the following factors:

•	continuous improvement of our manufacturing performances;

•	the suspension of depreciation on the FMG assets held for sale;

•	higher sales volume and a more favorable products mix; and

•	benefit of increased funding to our research and development activities.

Our financial results in 2007 were negatively affected by the following factors:

•	the provision for the upcoming disposal of the FMG assets held for sale and other impairment and restructuring charges;

•	the weakening of the U.S. dollar exchange rate; and

•	negative pricing trends.

In 2007, we continued to invest in upgrading and expanding our manufacturing capacity but at a reduced capital expenditures to sales ratio. Total capital expenditures in 2007 were $1,140 million, which were financed entirely by net cash generated from operating activities. In fact, we generated $840 million of net operating cash flow during the year. Net operating cash flow is not a U.S. GAAP measure, as further discussed in the section “Liquidity and Capital Resources — Liquidity — Net operating cash flow.” At December 31, 2007, we had cash, cash equivalents, marketable securities (both current and non-current) and short-term deposits of $3,238 million of which approximately $415 million were invested in ‘auction rate securities’ that were partially impaired in the fourth quarter of 2007. Total debt and bank overdrafts were $2,220 million, of which $2,117 million was long-term debt.

Our fourth quarter 2007 financial results exceeded the mid-point of our outlook, both in terms of revenues with 6.9% sequential growth and in terms of gross margin which reached 36.9%. Sequential sales growth was driven by our strong Industrial products offering and improving Wireless positioning, both of which are areas of significant product-development focus for us.

Over the course of 2007 we made progress in strengthening our ASG segment. ASG’s revenue growth of approximately 25%, comparing fourth quarter 2007 results with those of the year’s first quarter, was in line with our earlier expectations and is evidence of our strengthening portfolio. Additionally, IMS, which includes Advanced Analog, MEMS, Smartcards and Microcontrollers, had sales growth over 10% in 2007, demonstrating the quality of our product portfolio and capability to increase market share in the industrial and analog markets.

While we continue to make significant improvements in a number of areas, such as our product portfolio competitiveness, capital intensity, manufacturing performance and cost structure, the financial benefits of our actions are difficult to see, as a rapidly weakening U.S. dollar has absorbed much of our progress. We remain vigilant in the management of our assets, especially in a weak U.S. dollar environment, and we will continue to take the necessary actions and portfolio efforts required to further improve our operating leverage.

We continue to emphasize a lighter asset strategy and are reconfirming our target to have capital expenditures represent approximately 10% of sales in 2008. Importantly, we have significantly increased our net operating cash flow during 2007, improving by 26% over the prior year to $840 million.

In the fourth quarter of 2007 we acquired a world-class product development team as part of our multifaceted agreement with Nokia to deepen our collaboration announced during the third quarter of 2007. This transaction has been accounted as a business purchase and booked during the fourth quarter of 2007 in our financial statements.

Business Outlook

Looking to the first quarter of 2008, in line with traditional seasonality, we expect net revenues to decline sequentially in the range between 5% and 11%, which represents a year-over-year improvement of about 11% at the midpoint. The gross margin is expected to be about 36.3%, plus or minus 1 percentage point.

This outlook refers to our entire company, including expected results from FMG for the full quarter and Genesis for the final two months; the amount of the loss may increase pending the final evaluation report being prepared by an independent firm, as well as the impact of any further deterioration in the market conditions of the Flash memory business and the credit markets generally. Our outlook is based on an assumed currency exchange rate of approximately $1.46 to €1.00 for the first quarter of 2008, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3, “Key Information — Risk Factors” in this Form 20-F.

Other Developments

As of January 1, 2007, we reorganized our product segment groups as follows: the Application Specific Groups, the Industrial and Multisegment Sector and the Flash Memories Group. The Application Specific Groups include the existing Automotive Products Group and Computer Peripherals Group and the newly created Mobile, Multimedia & Communications Group and Home Entertainment & Displays Group. The Industrial and Multisegment Sector contain the Microcontrollers, Memories & Smartcards Group and the Analog, Power & MEMS Group. The Flash Memories Group incorporates all Flash memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales. In conjunction with this realignment, we announced a number of new executive and corporate vice presidents. These include the promotion of Mr. Carmelo Papa to Executive Vice President of the Industrial and Multisegment Sector; Mr. Tommi Uhari as Executive Vice President over the Mobile, Multimedia & Communications Group; Mr. Mario Licciardello as the Corporate Vice President and General Manager of the stand-alone Flash Memories Group; Mr. Claude Dardanne as the Corporate Vice President leading the Microcontrollers, Memories & Smartcards Group; and Mr. Christos Lagomichos as the Corporate Vice President for the Home Entertainment & Displays Group.

On January 16, 2007, we confirmed that the technology development at Crolles will continue beyond 2007, after the announcement that NXP Semiconductors would withdraw from the Crolles2 alliance at the end of 2007 and the joint technology cooperation agreements with NXP Semiconductors and Freescale Semiconductor would expire on December 31, 2007. The Crolles2 alliance, for which we have partnered with NXP Semiconductors and

Freescale Semiconductor, has worked together to complete the program on 45-nm CMOS and manage the transition throughout 2007.

On January 22, 2007, a new option agreement was enacted with an independent foundation, Stichting Continuïteit ST (the “Stichting”), which will have an independent board. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares. The Stichting has the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable if the board of the Stichting determines that hostile actions, such as a creeping acquisition or an unsolicited offer for our common shares, would be contrary to our interests, the interests of our shareholders, or of other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The new option agreement with the Stichting reflects changes in Dutch legal requirements, not a response to any hostile takeover attempt.

On February 14, 2007, we announced the expansion of our partnership with Premier Indian Institutes, BITS Pilani and IIT Delhi, to set up research and innovation labs. The main objective of these partnerships is to facilitate proliferation of Very Large Scale Integration (VLSI) design and the labs have been operational since the second quarter of 2007.

In 2006, our shareholders at our annual shareholders meeting approved the grant of up to 5 million Unvested Stock Awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 Unvested Stock Awards to our President and CEO. Pursuant to such approval, the Compensation Committee approved in April 2006 the conditions which shall apply to the vesting of such awards. These conditions related to three criteria related to our financial performance as well as the continued presence at the defined vesting dates in 2007, 2008 and 2009. About 5 million shares had been awarded under this plan as of March 31, 2007 and on February 28, 2007, the Compensation Committee noted that the three conditions fixed in April 2006 had been fulfilled triggering the vesting of the first tranche of the 2006 awards on April 27, 2007.

At our annual general meeting of shareholders held on April 26, 2007, our shareholders approved the following proposals of our Managing Board and our Supervisory Board:

•	a cash dividend of $0.30 per share (representing, an approximately 150% increase to last year’s cash dividend distribution.) The cash dividend distribution took place in May 2007. On May 21, 2007, our common shares traded ex-dividend on the three stock exchanges on which they are listed;

•	the appointment of Mr. Ray Bingham and Mr. Alessandro Ovi for three-year terms until the 2010 annual general meeting of shareholders as new Supervisory Board members in replacement of Mr. Robert White whose mandate was up at such annual shareholders’ meeting and Mr. Antonio Turicchi who resigned from his position effective as of such annual shareholders’ meeting;

•	the approval of the main principles of the 2007 share-based compensation plan for our employees and CEO. As part of such plan and specifically as approved by the general meeting of shareholders, our President and CEO will be entitled to receive a maximum of 100,000 ordinary shares;

•	the adoption of a share-based compensation plan, for members and professionals of our Supervisory Board;

•	the designation of our Supervisory Board as the corporate body authorized to resolve upon (i) issuance of any number of shares as comprised in the authorized share capital of our Company as this shall read from time to time, (ii) upon the terms and conditions of an issuance of shares, (iii) upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of shares, and (iv) upon the granting of rights to subscribe for shares, all for a five-year period as of the date of our 2007 annual shareholders’ meeting;

•	the authorization of our Managing Board to acquire for a consideration on a stock exchange or otherwise up to such a number of fully paid-up ordinary shares and/or preference shares in our share capital as is permitted by law and our Articles of Association as per the moment of such acquisition — other than acquisition of shares pursuant to article 5, paragraph 2 of our Articles of Association — for a price (i) per ordinary share which at such moment is within a range between the par value of an ordinary share and 110% of the share price per ordinary share on Eurolist by Euronexttm Paris, the New York Stock Exchange or Borsa Italiana, whichever at such moment is the highest, and (ii) per preference share which is calculated in accordance with article 5, paragraph 5 of our Articles of Association, taking into account the amendment to our Articles of Association, for a period of eighteen months as of the date of our 2007 annual shareholders’ meeting; and

•	amendments to our Articles of Association.

In addition, at our annual general meeting of shareholders held in Amsterdam on April 26, 2007, our shareholders approved our statutory annual accounts for the 2006 financial year which were reported in accordance with International Financial Reporting Standards (IFRS).

On May 22, 2007, we announced that we had entered into a definitive agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of our and Intel’s Flash Memory businesses, which generated over $3 billion in combined annual revenue in 2007. The new company’s strategic focus will be on supplying Flash memory solutions for a variety of consumer and industrial devices, including cellular phones, MP3 players, digital cameras, computers and other high-tech equipment. Under the terms of the agreement, we will sell our Flash memory assets, including our manufacturing NAND joint venture interest with Hynix Semiconductor in Wuxi People’s Republic of China and other NOR and NAND resources, to a new company, while Intel will sell its NOR assets and business. In exchange, at closing Intel will have received a 45.1% equity ownership stake, and we will receive a 48.6% equity ownership stake. Francisco Partners L.P., a Menlo Park, California-based private equity firm, will invest $150 million in cash for convertible preferred stock representing a 6.3% ownership interest, subject to adjustment in certain circumstances. On July 19, 2007, we announced that the pending new company will be named “Numonyx.” All required regulatory clearances for Numonyx have been received. On December 26, 2007, we agreed with Intel and Francisco Partners to extend the deadline for the closing of Numonyx to March 28, 2008 pending finalization of revised financing terms and conditions. The three parties continue to work to satisfy the conditions to closing for the transaction and expect the closing to take place in the first quarter of 2008. As described in further detail above under the heading “Critical Accounting Policies Using Significant Estimates — Asset Disposal”, the creation of Numonyx gave rise to the assets being contributed to the new company being classified as “Assets held for sale” requiring an impairment analysis, As a result of this review, we have registered a pre-tax loss in 2007 of $1,106 million, an additional pre-tax $1 million impairment charge on certain specific equipment that could not be transferred and for which no alternative future use could be found in the Company and an additional pre-tax $5 million of other related disposal costs. The current estimated loss is the balance between the estimated value of our consideration and an updated calculation of our expected equity value in Numonyx at closing, and the estimated asset value of our contribution which mainly consists of tangible assets related to our fabs in Ang Mo Kio 200-mm (Singapore), our Agrate R2 200-mm pilot line (Italy), our 300-mm building in Catania (Italy), and part of our back-end facility in Muar (Malaysia), the inventory of FMG products, the rights to use certain portions of our manufacturing capacity for a certain period of time, and our participation in the China JV with Hynix Semiconductors. The amount of the loss may increase pending the final evaluation report being prepared by an independent firm, as well as the impact of any further deterioration in the market conditions of the Flash memory business and the credit markets generally.

On June 18, 2007, we committed to a new program to optimize our cost structure which involves the closing of three manufacturing operations. Over the next two to three years we will wind down operations of our 200-mm wafer fab in Phoenix (Arizona), our 150-mm wafer fab in Carrollton (Texas) and our back-end packaging and test facility in Ain Sebaa (Morocco). The plan was announced on July 10, 2007. We expect these measures to generate savings of approximately $150 million per year in the cost of goods sold once the plan is completed. The total impairment and restructuring charges for this program are expected to be in the range of $270 million and $300 million of which approximately $250 million are estimated to be cash charges.

On July 24, 2007, we announced that we had signed an agreement with IBM to collaborate on the development of next-generation process technology that is used in semiconductor development and manufacturing. The agreement includes 32-nm and 22-nm CMOS process-technology development, design enablement and advanced research adapted to the manufacturing of 300-mm silicon wafers. In addition, it includes both the core bulk CMOS technology and value-added derivative SoC technologies and aims to position both companies at the leading edge of technology development. The new agreement between IBM and us will also include collaboration on IP development and platforms to speed the design of SoC devices in these technologies.

On August 8, 2007, we announced our intention to deepen our collaboration with Nokia on the licensing and supply of integrated circuit designs and modem technologies for 3G and its evolution and on November 5, 2007 we announced that we had completed the transaction. As part of the agreement, a part of Nokia’s Integrated Circuit (IC) operations were transferred to us. The multifaceted agreement is intended to enable us to design and manufacture in volume 3G chipsets based on Nokia’s modem technologies, energy management and RF (radio frequency) technologies, and deliver complete solutions to Nokia and the open market. The transaction also involves the transfer to us of approximately 185 Nokia employees in Finland and the UK. Nokia has awarded us a design win of an advanced 3G HSPA (high-speed packet access) chipset supporting high data rates, which would be the first contribution of the acquired IC design operations. This design win represents our first win of a complete 3G chipset.

On August 9, 2007, we announced that Mr. Philippe Lambinet joined our Company as Corporate Vice President and General Manager of our Home Entertainment and Displays Group, reporting directly to our President and CEO. Mr Lambinet replaced Christos Lagomichos, who resigned in June 2007.

On January 15, 2008, we announced that the following individuals had been appointed as new executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti: Orio Bellezza, as Executive Vice President and General Manager, Front-End Manufacturing; Jean-Marc Chery, as Executive Vice President and Chief Technology Officer; Executive Vice-President Andrea Cuomo, as General Manager of our Europe Region, who will also maintain his responsibility for the Advanced System Technology organization; Loïc Lietar, as Corporate Vice President, Corporate Business Development; and Pierre Ollivier, as Corporate Vice President and General Counsel. In addition, we announced the hiring and appointment of Alisia Grenville as Corporate Vice President, Chief Compliance Officer, and the retirement of both Laurent Bosson, as Executive Vice-President for Front-End Technology and Manufacturing, and Enrico Villa, as Executive Vice President and General Manager of our Europe Region.

On January 17, 2008, we acquired effective control of Genesis Microchip Inc. (“Genesis Microchip”) under the terms of a tender offer announced on December 11, 2007. On January 24, 2008, we completed a second-step merger in which the remaining common shares of Genesis Microchip that had not been acquired through the tender offer were converted into the right to receive the same $8.65 per share price paid in the tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary that was merged with and into Genesis Microchip promptly thereafter. Additional direct costs associated with the acquisition are estimated to be approximately $2 million. On closing, Genesis Microchip became part of our Home Entertainment & Displays Group which is part of the Application Specific Product Groups segment. At acquisition date, the fair value of net assets acquired, including $157.3 million of cash, cash equivalent and short term investment at closing date, was estimated to be $342  million net of $53 million of liabilities assumed.

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

Pursuing the strategic repositioning in Flash Memory and in order to better meet the requirements of the market, we realigned our product groups effective January 1, 2007. Since such date, we report our semiconductor sales and operating income in the following three product segments:

•	Application Specific Groups (“ASG”), comprised of three product lines: Home Entertainment & Displays Group (“HED”), Mobile, Multimedia & Communications Group (“MMC”) and Automotive Products (“APG”);

•	Flash Memories Group (“FMG”), which will be disposed; and

•	Industrial and Multisegment Sector (“IMS”), comprised of the former Micro, Power, Analog (“MPA”) segment, non-Flash memory products and Micro-Electro-Mechanical Systems (“MEMS”).

We have restated our results in prior periods for illustrative comparisons of our performance by product segment and by period using the same principles applied to 2007. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the reporting periods. However, we believe the presentation of the segment information for 2005 and 2006 is comparable to 2007 and we are using these comparatives for business management.

Certain significant investment and resource allocation decisions in the semiconductor business area are for expenditures on process, research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product group segments, but on the basis of the semiconductor business area. All of these product group segments share common research and development for process technology and manufacturing capacity for most of their products.

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

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses such as patent costs and litigation expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, we allocated the start-up costs to expand our marketing and design presence in new developing areas to each segment, and we restated prior year’s results accordingly.

	Year Ended December 31,
	2007	2006	2005
	(In millions)

Net revenues by product segment:
Application Specific Groups (ASG)	$5,439	$5,395	$4,991
Industrial and Multisegment Sector (IMS)	3,138	2,842	2,482
Flash Memories Group (FMG)	1,364	1,570	1,351
Others(1)	60	47	58

Total consolidated net revenues	$10,001	$9,854	$8,882

(1)	Net revenues of “Others” include revenues from sales of Subsystems mainly and other products not allocated to product segments.

	Year Ended December 31,
	2007	2006	2005
	(In millions)

Operating income (loss) by product segment:
Application Specific Groups (ASG)	$303	$439	$355
Industrial and Multisegment Sector (IMS)	469	441	336
Flash Memories Group (FMG)	(51)	(53)	(199)

Total operating income (loss) of product segments	721	827	492
Others(1)	(1,266)	(150)	(248)

Total consolidated operating income (loss)	$(545)	$677	$244

(1)	Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product segments such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the product segments; comparable amounts reported in this category have been reclassified accordingly in the above table.

	Year Ended December 31,
	2007	2006	2005
	(As a percentage of total net revenues)

Operating income (loss) by product segment:
Application Specific Groups (ASG)(1)	5.6%	8.1%	7.1%
Industrial and Multisegment Sector (IMS)(1)	14.9	15.5	13.5
Flash Memories Group (FMG)(1)	(3.7)	(3.4)	(14.7)
Others(2)	—	—	—

Total consolidated operating income (loss)(3)	(5.4)%	6.9%	2.7%

(1)	As a percentage of net revenues per product segment.

(2)	As a percentage of total net revenues, “Operating income (loss)” of “Others” includes items or parts of them, which are not allocated to product segments such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the product segments; comparable amounts reported in this category have been reclassified accordingly in the above table.

(3)	As a percentage of total net revenues.

	Year Ended December 31,
	2007	2006	2005
	(In millions)

Reconciliation to consolidated operating income (loss):
Total operating income of product segments	$721	$827	$492
Operating income (loss) of others(1)
Strategic and other research and development programs	(20)	(12)	(28)
Start-up costs	(24)	(57)	(56)
Impairment, restructuring charges and other related closure costs	(1,228)	(77)	(128)
Subsystems and Other Products Group	6	(1)	1
One-time compensation and special contributions(2)	—	—	(22)
Seniority awards	(21)	—	—
Other non-allocated provisions(3)	21	(3)	(15)
Total operating income (loss) of others	(1,266)	(150)	(248)

Total consolidated operating income (loss)	$(545)	$677	$244

(1)	Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product segments such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the product segments; comparable amounts reported in this category have been reclassified accordingly in the above table.

(2)	One-time compensation and special contributions to our former CEO and other executives not allocated to product group segments.

(3)	Includes unallocated expenses such as certain corporate level operating expenses and other costs.

Net Revenues by Location of Order Shipment

The table below sets forth information on our net revenues by location of order shipment and as a percentage of net revenues:

	Year Ended December 31,
	2007	2006	2005
	(In millions)

Net Revenues by Location of Order Shipment:(1)
Europe	$3,159	$3,073	$2,789
North America(2)	1,176	1,232	1,281
Asia Pacific(3)	1,874	2,084	1,860
Greater China(3)	2,750	2,552	2,203
Japan	475	400	307
Emerging Markets(2)(4)	567	513	442

Total	$10,001	$9,854	$8,882

Net Revenues by Location of Order Shipment:(1)
Europe	31.6%	31.2%	31.4%

North America(2)	11.8	12.5	14.4
Asia Pacific(3)	18.7	21.1	20.9
Greater China(3)	27.5	25.9	24.8
Japan	4.7	4.1	3.5
Emerging Markets(2)(4)	5.7	5.2	5.0

Total	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment region are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)	As of July 2, 2006, the region “North America” includes Mexico which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.

(3)	As of January 1, 2006, we created a new region “Greater China” to focus exclusively on our operations in China, Hong Kong and Taiwan. Net revenues for Asia Pacific for prior periods were restated according to the new perimeter.

(4)	Emerging Markets include markets such as India, Latin America (excluding Mexico), the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

Net Revenues by Market Segment

The table below estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weight of each of our target segments in percentages of net revenues:

	Year Ended December 31,
	2007	2006	2005
	(As a percentage of
	net revenues)

Net Revenues by Market Segment:
Automotive	15%	15%	16%
Consumer	17	16	18
Computer	16	17	17
Telecom	37	38	35
Industrial and Other	15	14	14

Total	100%	100%	100%

The following table sets forth certain financial data from our consolidated statements of income since 2005, expressed in each case as a percentage of net revenues:

	Year Ended December 31,
	2007	2006	2005
	(As a percentage of net revenues)

Net sales	99.7%	99.8%	99.9%
Other revenues	0.3	0.2	0.1

Net revenues	100.0	100.0	100.0
Cost of sales	(64.6)	(64.2)	(65.8)

Gross profit	35.4	35.8	34.2
Selling, general and administrative	(11.0)	(10.8)	(11.6)
Research and development	(18.0)	(16.9)	(18.3)
Other income and expenses, net	0.5	(0.4)	(0.1)
Impairment, restructuring charges and other related closure costs	(12.3)	(0.8)	(1.5)
Total operating expenses	(40.8)	(28.9)	(31.5)

Operating income (loss)	(5.4)	6.9	2.7
Other than temporary impairment charge on financial asset	(0.4)	—	—
Interest income (expense), net	0.8	0.9	0.4
Earnings (loss) on equity investment	0.1	(0.1)	—
Income (loss) before income taxes and minority interests	(4.9)	7.7	3.1
Income tax benefit (expense)	0.2	0.2	(0.1)

Income (loss) before minority interests	(4.7)	7.9	3.0
Minority interests	(0.1)	—	—

Net income (loss)	(4.8)%	7.9%	3.0%

2007 vs. 2006

In 2007, based upon published industry data by WSTS, the semiconductor industry experienced a year-over-year revenue increase of approximately 3% for the TAM and approximately 6% for the SAM.

For the full year 2007, the effective average exchange rate for our company was approximately $1.35 to €1.00, compared to $1.24 to €1.00 for the full year 2006. Our effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

Net revenues

	Year Ended December 31,
	2007	2006	% Variation
	(In millions)

Net sales	$9,966	$9,838	1.3%
Other revenues	35	16	—

Net revenues	$10,001	$9,854	1.5%

The increase in our net revenues in 2007 was primarily due to our higher sales volumes and improved products mix, as our average selling prices declined by approximately 8% due to the continuing broad-based price pressure in the industry.

With respect to our product group segments, the yearly revenue was characterized by a strong increase in IMS, a slight increase in ASG and a significant decrease in FMG. ASG net revenues increased approximately 1% over 2006, since the increase in units sold was almost entirely offset by pricing pressures; this slight revenue increase was entirely generated by Automotive, while Telecom and Computer revenues were flat and Consumer registered a decline. IMS’ net revenues increase reached a double-digit level of approximately 10%, thanks to improved products mix and higher volume, led in particular by MEMS products, with almost all of its product group segments registering a sales volume increase. In 2007, FMG net revenues decreased by approximately 13% compared to

2006, due to the sharp decline in prices, and also to a decrease in the units sold by our NOR business, while NAND volume increased.

Net revenues by market segment increased in Industrial and other by approximately 8%, Automotive and Consumer both by approximately 4%, while Computer and Telecom decreased by approximately 2% and 1%, respectively. As a significant portion of our sales are made through distributors, the foregoing are necessarily estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.

By location of order shipment, net revenues increased strongly in Japan, Emerging Markets, and Greater China by approximately 19%, 11% and 8%, respectively. Europe marginally increased by approximately 3% while North America decreased by approximately 5% and Asia Pacific by approximately 10%. Geographic distribution of order shipment may significantly change due to the re-location of manufacturing by our customers.

In 2007, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 21% of our net revenues, decreasing from the 22% it accounted for in 2006. Our top ten OEM customers accounted for approximately 49% of our net revenues in 2007, compared to approximately 51% of our net revenues in 2006.

Gross profit

	Year Ended December 31,
	2007	2006	% Variation
	(In millions)

Cost of sales	$(6,465)	$(6,331)	(2.1)%
Gross profit	$3,536	$3,523	0.4%
Gross margin (as a percentage of net revenues)	35.4%	35.8%	—

Our cost of sales registered a 2.1% growth year-over-year, which resulted from a higher number of units sold and also from the negative impact of the effective U.S. dollar exchange rate on our manufacturing costs since a large part of our manufacturing activities is located in the Euro zone. As a result, our gross margin deteriorated by 40 basis points to 35.4% because the profitable contribution of higher sales volume, improved products mix and manufacturing efficiencies was offset by the negative impact of the decline in selling prices and the weakening effective U.S. dollar exchange rate; this was offset in part, however, by the benefit in 2007 of the suspended depreciation on the FMG assets held for sale, which is estimated at approximately $75 million.

Selling, general and administrative expenses

	Year Ended December 31,
	2007	2006	% Variation
	(In millions)

Selling, general and administrative expenses	$(1,099)	$(1,067)	(3.0)%
As a percentage of net revenues	(11.0)%	(10.8)%	—

The increase in selling, general and administrative expenses was mainly due to the negative impact of the effective U.S. dollar exchange rate. Furthermore, these expenses in 2007 included $37 million in charges related to share-based compensation compared to $14 million in 2006.

Research and development expenses

	Year Ended December 31,
	2007	2006	% Variation
	(In millions)

Research and development expenses	$(1,802)	$(1,667)	(8.1)%
As a percentage of net revenues	(18.0)%	(16.9)%	—

Research and development expenses increased compared to last year mainly due to the unfavorable impact of the U.S. dollar exchange rate since a large part of our activities are located in Europe. Furthermore, expenses in 2007 included $22 million in charges related to share-based compensation compared to $8 million in 2006. As a percentage of net revenues, research and development expenses increased from 16.9% in 2006 to 18.0% in 2007. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales.

Other income and expenses, net

	Year Ended December 31,
	2007	2006
	(In millions)

Research and development funding	$97	$54
Start-up costs	(24)	(57)
Exchange gain (loss), net	1	(9)
Patent litigation costs	(18)	(22)
Patent pre-litigation costs	(10)	(7)
Gain on sale of Accent subsidiary	—	6
Gain on sale of non-current assets, net	2	2
Other, net		(2)
Other income and expenses, net	$48	$(35)
As a percentage of net revenues	0.5%	(0.4)%

Other income and expenses, net, mainly include, as income, items such as research and development funding and, as expenses, start-up costs, and patent claim costs. Other income and expenses, net resulted in an income of $48 million, compared to a net expense of $35 million in the prior year. The main supportive item of the favorable balance was the benefit associated with research and development funding, which reached $97 million in 2007, compared to $54 million in 2006. The major amounts of research and development funding were received in France and, to a less extent, in Italy. Start-up costs in 2006 were related to our 150-mm fab expansion in Singapore, the conversion to 200-mm fab in Agrate (Italy) and the build-up of our 300-mm fab in Catania (Italy); however, they declined significantly in 2007 since these activities, excluding the 300-mm fab in Catania, were almost entirely completed during the year. Patent claim costs included costs associated with several ongoing litigations and claims.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2007	2006
	(In millions)

Impairment, restructuring charges and other related closure costs	$(1,228)	$(77)

Impairment, restructuring charges and other related closure costs increased significantly compared to the previous year in view of new items which have been recorded in 2007. This expense was mainly composed of:

•	a pre-tax impairment loss estimated at $1,106 million booked for the planned disposal of the FMG assets held for sale, an additional pre-tax $1 million impairment charge on certain specific equipment that could not be transferred as part of FMG deconsolidation and for which no alternative future use could be found in the Company and an additional pre-tax $5 million of other related disposal costs;

•	an amount of $73 million related to the severance costs and impairment charge booked in relation to the 2007 manufacturing restructuring plan of our manufacturing activities which is on-going;

•	a charge of $29 million generated by our 150-mm restructuring plan which has been completed;

•	a charge of approximately $9 million for employee benefits relating to our headcount restructuring plan;

•	an impairment charge of $3 million related to an equity investment carried at cost; and

•	an impairment charge of $2 million related to certain technologies without alternative future use.

•	In 2006, we incurred $77 million of impairment, restructuring charges and other related closure costs, including $45 million relating to our headcount restructuring plan, $22 million relating to our 150-mm restructuring plan, and an impairment charge of approximately $10 million recorded pursuant to subsequent decisions to discontinue adoption of Tioga related technologies in certain products.

Operating income (loss)

	Year Ended December 31,
	2007	2006	% Variation
	(In millions)

Operating income (loss)	$(545)	$677	—
As a percentage of net revenues	(5.4)%	6.9%

Our operating result translated from an operating income of $677 million in 2006 to an operating loss of $545 million in 2007, mainly due to the provisions associated with the impairment and restructuring charges described above.

In 2007, ASG registered an operating income of $303 million, significantly decreasing from an operating income of $439 million in 2006 in spite of higher sales, mainly due to the negative impact of selling price and currency trends. IMS registered an operating income of $470 million compared to $441 million mainly originated by its sales growth, despite an unfavorable currency impact. FMG operating loss was $51 million, slightly improving compared to a loss of $53 million in 2006, since depreciation charges on its assets held for sale were suspended upon signing the agreement for their disposal. The total benefit estimated for the suspended depreciation was about $75 million.

Interest income (expense), net

	Year Ended December 31,
	2007	2006
	(In millions)

Interest income (expense), net	$83	$93

In 2007, interest income, net, decreased approximately by $10 million compared to 2006, mainly as a result of the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds (with 0.5% of positive yield and significant interest income contribution).

Other-than-temporary impairment charges on marketable securities

	Year Ended December 31,
	2007	2006
	(In millions)

Other-than-temporary impairment charges on marketable securities	$(46)	$0

Beginning in May 2006, we gave a specific mandate to a global financial institution to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In August 2007, we became aware that the financial institution had deviated from our instruction and that our account had been credited with investments in unauthorized auction rate securities. There is currently no active market for these assets and, therefore, we are required to evaluate the fair value of these assets based on available valuation techniques, taking into account available information. Due to the lack of liquidity, we have classified this impairment as other-than-temporary. As a result of the unauthorized investments, we have recognized impairment to the fair market value of these securities in the fourth quarter of 2007 of $46 million. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. Believing we have been defrauded, and after failing to reach an amicable settlement with the responsible financial institution, we have initiated an arbitration proceeding against the financial institution that purchased the unauthorized securities for our account and are seeking full recovery of the losses. We intend to pursue our claim vigorously. See “Liquidity and Capital Resources” for a further description of the auction rate securities.

Earning (loss) on equity investments

	Year Ended December 31,
	2007	2006
	(In millions)

Earning (loss) on equity investments	$14	$(6)

Our equity investments in 2007 resulted in a gain of $14 million compared to a loss of $6 million in the prior year, benefiting from the full production ramp-up of our joint venture with Hynix Semiconductor in China during 2007.

Income tax benefit (expense)

	Year Ended December 31,
	2007	2006
	(In millions)

Income tax benefit (expense)	$23	$20

In 2007, we registered an income tax benefit of $23 million, similar to the amount registered in 2006. The 2007 tax benefit reflected the annual effective tax rate for recurring operations of approximately 8% before the effect of the Flash memory planned disposal and included a tax benefit from our restructuring charges that have positively affected our effective tax rate this year. Including the impact of the impairment on assets to be contributed into the planned disposal of the Flash Memories Group’s (“FMG”) assets held for sale, and other one time charges, the effective tax rate was approximately 5%. In 2006, we had an income tax benefit of $20 million, reflecting an annual effective tax rate of approximately 8%, as a result of a certain favorable adjustments in our tax position that occurred during that year.

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

Net income (loss)

	Year Ended December 31,
	2007	2006
	(In millions)

Net income (loss)	$(477)	$782

In fiscal year 2007, we reported a net loss of $477 million compared to a net income of $782 million for 2006, mainly due to the booking of the significant amount of impairment and restructuring charges as described above. Loss per share for 2007 was $0.53, compared to basic and diluted earnings of $0.87 and $0.83 per share for 2006. In 2007, the impact of impairment, restructuring charges, and other one-time items (net of taxes) was estimated to be $1.29 per diluted share.

2006 vs. 2005

In 2006, based upon recent industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 9% for the TAM and an increase of approximately 8% for the SAM, respectively.

Net revenues

	Year Ended December 31,
	2006	2005	% Variation
	(In millions)

Net sales	$9,838	$8,876	10.8%
Other revenues	16	6	—

Net revenues	$9,854	$8,882	11.0%

The increase in our net revenues in 2006 was primarily due to our higher sales volumes and improved products mix, which exceeded the negative impact of the declining selling prices due to the continuing pricing pressure in the markets we serve. Our average selling prices decreased overall by approximately 8%, which is the result of a tougher pure pricing effect mitigated by a higher selling price from improved products mix.

All product group segments registered a positive revenue performance. ASG net revenues increased 8.1% over 2005, mainly driven by Imaging, Computer Peripherals, Connectivity, Digital Consumer and Automotive products. Cellular Communication slightly increased, while Data Storage registered a decline. Net revenues for IMS significantly increased by 14.5% compared to 2005 and FMG net revenues increased by 16.2% compared to 2005, supported by NOR Flash for wireless applications and other memory products.

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

	Year Ended December 31,
	2006	2005	% Variation
	(In millions)

Cost of sales	$(6,331)	$(5,845)	(8.3)%
Gross profit	$3,523	$3,037	16.0
Gross margin (as a percentage of net revenues)	35.8%	34.2%	—

The cost of sales increased at a lower pace than the net revenues, therefore leveraging a 16% improvement of our gross profit. The increase in gross profit was driven by sales volume, more favorable products mix and improved manufacturing efficiencies, which are the result of lower depreciation charges, the cost savings realized from the 150-mm restructuring plan that has been almost totally completed, and the benefit of a solid level of loading in our facilities over the first three quarters of 2006. As a result of these improvements, which were partially offset by the negative impact of severe price pressures, our gross margin increased 160 basis points to 35.8%.

Selling, general and administrative expenses

	Year Ended December 31,
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

	Year Ended December 31,
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

	Year Ended December 31,
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

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2006	2005
	(In millions)

Impairment, restructuring charges and other related closure costs	$(77)	$(128)
As a percentage of net revenues	(0.8)%	(1.5)%

In 2006, we recorded impairment, restructuring charges and other related closure costs of $77 million. This expense was mainly composed of:

•	Our headcount restructuring plan resulted in total charges of $45 million mainly for employee termination benefits; the total cost of this restructuring plan was estimated to be approximately $100 million and was substantially complete at the end of 2006, with total charges of $86 million incurred through December 31, 2006;

•	An impairment charge of approximately $10 million was recorded pursuant to subsequent decisions to discontinue adoption of Tioga related technologies in certain products, of which $6 million corresponded to the write-off of Tioga goodwill and $4 million to impairment charges on technologies purchased as part of the Tioga business acquisition which were determined to be without any alternative use;

•	Our ongoing 150-mm restructuring plan and related manufacturing initiatives generated restructuring charges of approximately $22 million. As of December 31, 2006, we have incurred $316 million of the total expected of approximately $330 million to $350 million in pre-tax charges in connection with this restructuring plan, which was announced in October 2003.

In 2005, we incurred $128 million of impairment, restructuring charges and other related closure costs mainly related to our 2005 headcount restructuring plan and our 150-mm restructuring plan. See Note 21 to our Consolidated Financial Statements.

Operating income

	Year Ended December 31,
	2006	2005	% Variation
	(In millions)

Operating income	$677	$244	178.0%
As a percentage of net revenues	6.9%	2.7%	—

Operating income increased significantly in 2006 as the combined effect of all of the factors presented above.

In 2006, all of our product group segments were profitable. ASG registered an increase in its operating income from $355 million in 2005 to $439 million in 2006, mainly resulting from the contribution of an increase in sales volume. IMS operating income increased significantly from $336 million in 2005 to $441 million in 2006. FMG moved from an operating loss of $199 million in 2005 to an operating loss of $53 million in 2006. All the product group segments were negatively impacted by declines in pricing.

Interest income (expense), net

	Year Ended December 31,
	2006	2005
	(In millions)

Interest income (expense), net	$93	$34

The interest income, net, significantly increased to $93 million in 2006 from $34 million in 2005, reflecting more effective placement of liquidity investments and rising interest rates in the U.S. dollar and the Euro on our available cash, and the strong net operating cash flow which further contributed additional cash during the year.

Loss on equity investments

	Year Ended December 31,
	2006	2005
	(In millions)

Loss on equity investments	$(6)	$(3)

During 2006, we recorded a loss of $6 million and in 2005 we recorded a loss of $3 million, mainly related to start-up costs due to our investment as a minority shareholder in our joint venture in China with Hynix Semiconductor.

Income tax benefit (expense)

	Year Ended December 31,
	2006	2005
	(In millions)

Income tax benefit (expense)	$20	$(8)

In 2006, we had an income tax benefit of $20 million. This is the result of our effective tax rate for the full year 2006 which was approximately 8% and the benefit of certain favorable adjustments in our tax position that occurred during the year. In particular, in 2006, we recorded a reversal of a $90 million provision due to a favorable outcome of a tax litigation claim in one of our jurisdictions and approximately a $23 million benefit pursuant to the application of certain favorable tax regimes. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes within the local jurisdictions, our effective tax rate could increase in the coming years.

Net income

	Year Ended December 31,
	2006	2005	% Variation
	(In millions)

Net income	$782	$266	193.9%
As a percentage of net revenues	7.9%	3.0%	—

For 2006, we reported a net income of $782 million, a strong increase compared to 2005. Basic and diluted earnings per share for 2006 were $0.87 and $0.83, respectively, compared to basic and diluted earnings of $0.30 and $0.29 per share, respectively, for 2005.

Quarterly Results of Operations

Certain quarterly financial information for the years 2007 and 2006 are set forth below. Such information is derived from unaudited interim Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in the opinion of management, all normal adjustments necessary for a fair presentation of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

Our quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing developments in litigation and possible intellectual property claims. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, impairment, restructuring charges and other related closure costs, as well as the loss of key personnel. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the speed of some process and manufacturing technology developments, market demand for existing products, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred. Certain additions of quarterly results will not total to annual results due to rounding.

In the fourth quarter of 2007, based upon recently published data by WSTS, the TAM and the SAM increased approximately 3% and 12% year-over-year, respectively, while the TAM decreased approximately 1% and the SAM remained basically flat sequentially.

In the fourth quarter of 2007, our effective average exchange rate was approximately $1.43 to €1.00, compared to $1.36 to €1.00 in the third quarter of 2007 and $1.28 to €1.00 in the year-ago quarter. Our effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

Net revenues

	Quarter Ended			% Variation
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006	Sequential	Year-Over-Year
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Net sales	$2,733	$2,555	$2,482	6.9%	10.1%
Other revenues	9	10	1	(2.0)%	—

Net revenues	$2,742	$2,565	$2,483	6.9%	10.4%

Year-over-year comparison

Our fourth quarter 2007 net revenues increased by 10.4%, primarily as a result of higher sales volume and improved products mix. Average selling prices remained flat thanks to the more favorable products mix, which offsets the 8% pure pricing decline.

With reference to our product group segments, both IMS and ASG registered a double-digit revenue growth rate, while FMG registered a negative variation. The growth rate for IMS was 11.3% and 13.3% for ASG; both groups’ performances were mainly driven by higher sales volumes and a more favorable products mix. ASG net revenues increased mainly in imaging products, data storage and application-specific wireless products. IMS revenues increased mainly due to MEMS and Advanced Analog products. FMG net revenues decreased 4.0% as a result of a drop in selling prices.

By market segment application, Telecom, Industrial and Automotive were the main contributors to the positive year-over-year variation.

By location of order shipment, the most significant increase was experienced in Emerging Markets, Greater China, and Asia Pacific, which improved by approximately 30%, 23%, and 8%, respectively. Japan and Europe improved approximately by 5% and 3%, respectively, while North America basically remained flat. We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 24% of our fourth quarter 2007 net revenues, which was higher than the approximate 21% it accounted for during the fourth quarter 2006. Our top ten OEM (original equipment manufacturers) customers accounted for approximately 51% of our net revenues compared to approximately 49% in prior year fourth quarter. Sales to distributors accounted for approximately 19% in the fourth quarter of 2007, compared to 20% in the fourth quarter of 2006.

Sequential comparison

Our fourth quarter 2007 net revenues grew by 6.9% due to higher overall units sold and an improved products mix. All product group segments registered an increase in net revenues. ASG increased by 9.1%, driven by higher sales volume, with double-digit growth in Telecom. The other groups registered a single-digit increase. IMS increased by 5.3% led by higher volume. FMG sales were up by 1.6% driven by sales volume; NOR Flash products increased while NAND products decreased.

Our fourth quarter revenue was characterized by strong performances in Telecom and Industrial, with good results also coming from Automotive and Computer while Consumer was basically flat.

By location of order shipment, the larger revenue increases were in Emerging Markets with approximately 29%; Asia Pacific, Greater China, Europe and Japan registered a good performance with approximately 10%, 7%, 4%, and 3%, respectively, while North America was basically flat. In the fourth quarter of 2007, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 24% of our net revenues, increasing from the 21% it accounted for during the third quarter of 2007. Our top ten OEM customers accounted for approximately 51% of our net revenues in the fourth quarter of 2007 compared to 50% in the third quarter of 2007. Sales to distributors were approximately 19% in the fourth quarter of 2007 at the same level as in the third quarter of 2007.

Gross profit

	Quarter Ended			% Variation
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006	Sequential	Year-Over-Year
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Cost of sales	$(1,731)	$(1,663)	$(1,582)	(4.1)%	(9.4)%
Gross profit	$1,011	$902	$901	12.1%	12.2%
Gross margin (as a percentage of net revenues)	36.9%	35.2%	36.3%	—	—

On a year-over-year basis, our gross profit increased led by improved manufacturing efficiencies which also contributed to an improvement in the gross margin from 36.3% to 36.9%. Fourth quarter 2007 gross profit also benefited from the suspended depreciation on FMG assets held for-sale. The gross margin expansion has also been supported by strong sales volume performance, and a favorable products mix, but was negatively impacted by price declines and the weakening U.S. dollar exchange rate.

On a sequential basis, our gross margin improved 170 basis points, driven by operating efficiencies, higher sales volume and improved products mix, which were partially negatively offset by the weakening of the U.S. dollar exchange rate and pricing pressure.

Selling, general and administrative expenses

	Quarter Ended			% Variation
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006	Sequential	Year-Over-Year
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Selling, general and administrative expenses	$(295)	$(272)	$(281)	(8.6)%	(5.3)%
As percentage of net revenues	(10.8)%	(10.6)%	(11.3)%	—	—

The amount of our SG&A expenses increased on a year-over-year basis, mainly due to the negative impact of the U.S. dollar rate and higher share-based compensation charges. Our share-based compensation charges were $11 million in the fourth quarter of 2007 ($9 million in the fourth quarter of 2006). Thanks to our net revenues increase, our fourth quarter 2007 ratio of SG&A as a percentage of net revenues decreased to 10.8%.

SG&A expenses increased sequentially mainly due to the negative U.S. dollar exchange rate impact and increased charges related to share-based compensation, which were $7 million in the third quarter. Thanks to higher revenues, SG&A expenses as a ratio to revenues remained basically flat on a sequential basis.

Research and development expenses

	Quarter Ended			% Variation
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006	Sequential	Year-Over-Year
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Research and development expenses	$(480)	$(442)	$(430)	(8.7)%	(11.7)%
As percentage of net revenues	(17.5)%	(17.2)%	(17.3)%	—	—

On a year-over-year basis, our research and development expenses increased in line with the expansion of our activities, including the acquisition of a design team from Nokia, and also due to the negative impact of the U.S. dollar exchange rate. Furthermore, the fourth quarter 2007 amount included $9 million of share-based compensation charges ($5 million in the fourth quarter of 2006). On a sequential basis, research and development expenses increased again due to the negative impact of the U.S. dollar exchange rate and also because of the costs associated with recent business acquisitions which included $7 million following the acquisition of a design team from Nokia.

Other income and expenses, net

	Quarter Ended
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Research and development funding	$36	$35	$21
Start-up costs	(5)	(4)	(16)
Exchange gain (loss) net	5	—	1
Patent litigation costs	(3)	(3)	(8)
Patent pre-litigation costs	(3)	(3)	(3)
Gain on sale of other non-current assets	2	1	—
Other, net	(4)	(2)	(2)
Other income and expenses, net	28	24	(7)
As a percentage of net revenues	(1.0)%	(0.9)%	(0.3)%

Other income and expenses, net, mainly include, as income, items such as research and development funding and as expenses, start-up costs, and patent claim costs. In the fourth quarter of 2007, research and development funding income was associated with our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the fourth quarter of 2007, all of these factors resulted in a net income of $28 million, originated by the $36 million in research and development funding which experienced a quarterly-related strong increase in comparison to prior periods. As a result of the rationalized manufacturing activity, the amount of start-up costs also decreased compared to 2006 fourth quarter.

Impairment, restructuring charges and other related closure costs

	Quarter Ended
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Impairment, restructuring charges and other related closure costs	$(279)	$(31)	$(10)
As a percentage of net revenues	(10.2)%	(1.2)%	(0.4)%

In the fourth quarter of 2007, we recorded impairment, restructuring charges and other related closure costs of $279 million. This expense was related to:

•	an additional $249 million loss related to the ongoing disposal of FMG assets and $3 million of other related disposal costs, primarily originated by the revised terms of the transaction and by an updated calculation of our expected equity value at closing;

•	an amount of $17 million related to the severance costs and other charges booked in relation to the 2007 restructuring plan of our manufacturing activities;

•	a charge of $9 million generated by our 150-mm restructuring plan; and

•	a charge of $1 million for employee benefits relating to other headcount restructuring plans

In the fourth quarter of 2006, impairment, restructuring charges and other related closure costs amounted to $10 million and were mainly related to $4 million for the headcount restructuring plan and $6 million for 150-mm restructuring plan.

In the third quarter of 2007, we recorded $31 million in impairment, restructuring charges and other related closures costs, mainly composed of $3 million booked upon signing the agreement for the planned disposal of our FMG assets, $16 million for severance costs related to the 2007 restructuring plan of our manufacturing activities, $5 million for the 150-mm restructuring plan, and $2 million for another headcount restructuring plan. See Note 21 to our Consolidated Financial Statements.

Operating income (loss)

	Quarter Ended
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Operating income (loss)	$(15)	$181	$173
In percentage of net revenues	(0.6)%	7.0%	7.0%

Year-over-year basis

Our operating income decreased from a profit of $173 million to a loss of $15 million because of the charges booked as impairment, restructuring charges and other related closure costs. Excluding these extraordinary items, our operating income showed significant improvement driven by the surge in sales volume and improvement of operating performance, which exceeded the negative impact of the U.S. dollar exchange rate and of the decline in selling prices. With reference to our product group segments, we registered operating income in all the product groups, but FMG took a large benefit from the suspended depreciation associated with assets held for sale. ASG’s operating income was $108 million, while IMS operating income slightly increased thanks to sales volume.

Sequentially

On a sequential basis, our operating results deteriorated because of the impairment and restructuring charges, and other costs; excluding these costs, our operating income improved supported by higher revenues and operating efficiencies.

ASG operating income declined sequentially in spite of an increase in sales volume due to the negative impact of the U.S. dollar exchange rate and higher expenses. IMS operating income registered an improvement due to a higher level of sales and despite the unfavorable currency impact. FMG moved from a loss in the third quarter of 2007 to a profit in fourth quarter of 2007 benefiting from the suspended depreciation on its assets held for sale.

Interest income, net

	Quarter Ended
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Interest income, net	$25	$22	$25

Net interest income was $25 million in the fourth quarter of 2007. The slight increase versus the previous quarter was due to the higher values of liquidity due to continuous cash generation and one-off interest income.

Other-than-temporary impairment charges on marketable securities

	Quarter Ended
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Other-than-temporary impairment charges on marketable securities	$(46)	$0	$0

Beginning in May 2006, we gave a specific mandate to a global financial institution to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In August 2007, we became aware that the financial institution had deviated from our instruction and that our account had been credited with investments in unauthorized auction rate securities. In the third quarter of 2007, we determined that since the unauthorized auction rate securities had experienced auction failure since August, and pending the above legal actions against the financial institution to recover the full amount of the losses for these unauthorized investments, the investments were to be more properly classified on our consolidated balance sheet as “Marketable securities” instead of “Cash and cash equivalents” as done in previous periods. The revision of the December 31, 2006 consolidated balance sheet results in a decrease of “Cash and cash equivalents” from $1,963 million to $1,659 million with an offsetting increase to “Marketable securities” from $460 million to $764 million. The revision of the December 31, 2006 consolidated statements of cash flows affects “Net cash used in investing activities”, which increased from $2,753 million to $3,057 million based on the increase in the investing activities line “Payment for purchase of marketable securities” from $460 million to $764 million. The “Net cash increase (decrease)” caption was also reduced $304 million from a decrease of $64 million to a decrease of $368 million, and the “Cash and cash equivalents at the end of the period” changes to match the $1,659 million on the revised consolidated balance sheet. There are no other changes on the consolidated statements of cash flows, including the “Cash and cash equivalents at the beginning of the period,” as we started to purchase auction rate securities only in 2006. We believe that investments made for our account in auction rate securities other than U.S. federally-guaranteed student loans were made without our authorization, and in 2008 we instituted proceedings against the responsible financial institution with a view to full recovery of the losses in our account. We intend to pursue our claim vigorously.

Earning (loss) on equity investments

	Quarter Ended
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Earning (loss) on equity investments	$2	$3	$(1)

In the fourth quarter of 2007, we registered an income on equity investments, mainly related to our investment as minority shareholder in our joint venture with Hynix Semiconductor in China, basically equivalent to the amount in the previous quarter.

Income tax benefit (expense)

	Quarter Ended
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Income tax benefit (expense)	$55	$(18)	$80

During the fourth quarter of 2007, we registered an income tax benefit of $55 million, which includes a $72 million impairment on assets to be contributed into the planned disposal of the Flash Memories Group’s (“FMG”) assets held for sale. During the fourth quarter of 2006, we had an income tax benefit of $80 million, which was primarily the result of a favorable outcome of a tax litigation matter. During the third quarter of 2007, we recorded an income tax expense of $18 million.

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

Net income

	Quarter Ended
	Dec 31, 2007	Sept 29, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Net income	$20	$187	$276
As percentage of net revenues	0.7%	7.3%	11.1%

For the fourth quarter of 2007, we reported a net income of $20 million, compared to a net income of $276 million in the fourth quarter of 2006 and net income of $187 million in the third quarter of 2007. Our fourth quarter of 2007 was penalized by the higher value of impairment, restructuring charges, and other-than-temporary impairment on marketable securities. Basic and diluted earnings per share for the fourth quarter of 2007 were $0.02, lower than $0.31 and $0.30, respectively, in the fourth quarter of 2006. The diluted earnings per share were negatively impacted for $0.25 due to impairment, restructuring and other than temporary impairment charges on marketable securities.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we increase a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate weakened during 2007, particularly against the Euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our consolidated statements of income for 2007 include income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate of the Euro to the U.S. dollar was $1.35 for €1.00 in 2007 compared to $1.24 for €1.00 in 2006. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.

As of December 31, 2007, the outstanding hedged amounts to cover manufacturing costs were €158 million and to cover operating expenses were €170 million, at an average rate of about $1.46 and $1.45 for €1.00 respectively (including the premium paid to purchase foreign exchange options), maturing over the period from January 8, 2008 to May 7, 2008. As of December 31, 2007, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of approximately $8 million after tax, recorded in “Other comprehensive income in shareholders’ equity”, compared to a deferred gain of approximately $13 million after tax as of December 31, 2006. Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and entered into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See “Item 11, “Quantitative and Qualitative Disclosures about Market Risk,” for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Furthermore, if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In 2007, as the result of cash flow hedging, we recorded a net profit of $36 million, consisting of a profit of $16 million to cost of sales, a profit of $15 million to research and development expenses, and a profit of $5 million to selling, general and administrative expenses, while in 2006, we recorded a net profit of $19 million.

The net effect of the consolidated foreign exchange exposure resulted in a net gain of $1 million in “Other income and expenses, net” in 2007.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At December 31, 2007, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations” — Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.”

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and the total interest expense paid on our financial debt.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term convertible bonds (with a fixed rate) and floating rate senior bonds whose rate is fixed quarterly at LIBOR + 40bps. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%. We also have $250 million of restricted cash at fixed rate (our joint venture with Hynix Semiconductor) partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.

As of December 31, 2007, our cash and cash equivalents generated an average interest income rate of 4.75%; the 9-year U.S. swap interest rate was 4.81%. The fair value of the swaps as of December 31, 2007 was $8 million since they were executed at higher than current market rates. In compliance with FAS 133 provisions on fair value hedges, the net impact of the hedging transaction on our consolidated statements of income was $1 million in 2007, which represents the ineffective part of the hedge. This amount was recorded in “Other income and expenses, net.”

These cancelable swaps were designed and are expected to effectively replicate the bond’s behavior through a wide range of changes in financial market conditions and decisions made by both the holders of the bonds and us, thus being classified as highly effective hedges; however no assurance can be given that our hedging activities will sufficiently protect us against future significant movements in interest rates.

We may in the future enter into further cancellable swap transactions related to the 2016 Convertible Bonds or other fixed rate instruments. For full details of quantitative and qualitative information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

In the third quarter of 2007, we determined that since unauthorized investments in auction rate securities other than U.S. federally-guaranteed student loan program experienced auction failure since August such investments were to be more properly classified on our consolidated balance sheet as “Marketable securities” instead of “Cash and cash equivalents” as done in previous periods. The revision of the December 31, 2006 consolidated balance sheet results in a decrease of “Cash and cash equivalents” from $1,963 million to $1,659 million with an offsetting increase to “Marketable securities” from $460 million to $764 million. The revision of the December 31, 2006 consolidated statements of cash flows affects “Net cash used in investing activities”, which increased from $2,753 million to $3,057 million based on the increase in the investing activities line “Payment for purchase of marketable securities” from $460 million to $764 million. The “Net cash increase (decrease)” caption was also reduced $304 million from a decrease of $64 million to a decrease of $368 million, and the “Cash and cash equivalents at the end of the period” changes to match the $1,659 million on the revised consolidated balance sheet. There are no other changes on the consolidated statements of cash flows, including the “Cash and cash equivalents at the beginning of the period” as we started to purchase auction rate securities only in 2006. We believe that investments made for our account in auction rate securities other than U.S. federally guaranteed student loans have been made without our due authorization and in 2008 we instituted proceedings against the responsible financial institution with a view to (fully) recovery of our losses. We intend to pursue our claim vigorously.

As of December 31, 2007, we had $1,855 million in cash and cash equivalents, marketable securities amounted to $1,014 million as current assets, composed of senior debt floating rate notes issued by primary financial institutions, $250 million as restricted cash and $369 million as non-current assets invested in auction rate securities.

At December 31, 2007, cash and cash equivalents totaled $1,855 million, compared to $1,659 million at December 31, 2006 and to $2,027 million at December 31, 2005. Cash and cash equivalents at December 31, 2006 had been changed from $1,963 million, due to a reclassification of certain marketable securities previously accounted for as cash and cash equivalents as described above. At December 31, 2007, we had no investments in short-term deposits, compared to $250 million at December 31, 2006.

As of December 31, 2007, we had $1,014 million in marketable securities, with primary financial institutions with a minimum rating of A1/A+. They are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. The change in fair value of these instruments amounted to approximately $3 million for the year ended December 31, 2007. Marketable securities amounted to $764 million as of December 31, 2006, while we did not have any as of December 31, 2005. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income (expense), net.

As of December 31, 2007, we had auction rate securities with a par value of $415 million. These securities represent interest in collateralized obligations and other commercial obligations. In the fourth quarter 2007, we registered a decline in fair value of these auction rate securities and considered this decline as “Other-than-temporary.” Recent credit concerns arising in the capital markets have reduced the ability to liquidate auction rate securities that we classify as available for sale securities on our consolidated balance sheet. Therefore, in the fourth quarter of 2007, we recorded an impairment charge of $46 million to reduce the value of these securities to their estimated fair value. The fair value of these securities has been evaluated on the basis of the weighted average of available information: (i) from publicly available indexes of securities with the same rating and comparable/similar underlying collaterals or industries exposure and (ii) using “mark to market” bids and “mark to model” valuations received from the structuring financial institutions of the outstanding auction rate securities. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. After the judgment for the $46 million impairment charge recorded in fiscal year ended December 31, 2007, our auction rate securities have, therefore, an estimated fair value of approximately $369 million as of December 31, 2007. At December 31, 2007, these securities were rated AAA from at least one major rating agency.

Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs with net cash generated from operating activities.

During 2007, the evolution of our cash flow produced an increase in our cash and cash equivalent of $196 million, resulting in a level of cash and cash equivalent of $1,855 million.

The evolution of our cash flow over the last 3 years can be summarized as follows:

	Year Ended December 31,
	2007	2006	2005
	(In millions)

Net cash from operating activities	$2,188	$2,491	$1,798
Net cash used in investing activities	(1,737)	(3,057)	(1,528)
Net cash from (used in) financing activities	(296)	132	(178)
Effect of change in exchange rates	41	66	(15)

Net cash increase (decrease)	196	(368)	77
Cash and cash equivalent at the beginning of the period	1,659	2,027	1,950

Cash and cash equivalent at the end of the period	1,855	1,659	2,027

Net cash from operating activities.  As in prior periods, the major source during 2007 was cash provided by operating activities. Our net cash from operating activities totaled $2,188 million in 2007, decreasing compared to $2,491 million in 2006 and increasing compared to $1,798 million in 2005.

Changes in our operating assets and liabilities resulted in a generation of net cash for the amount of $62 million in 2007, compared to net cash used of $60 million used in 2006. The main favorable variations were due to the net cash provided by inventory and by trade receivables.

Net cash used in investing activities.  Net cash used in investing activities was $1,737 million in 2007, compared to the $3,057 million used in 2006 and compared to the $1,528 million used in 2005. Payments for purchases of tangible assets were the main utilization of cash, amounting to $1,140 million for 2007, a decrease over $1,533 million in 2006. The 2006 payments were net of $660 million proceeds from matured short-term deposits and from the sale of our Accent subsidiary. In 2007, cash used for investments in intangible assets and financial assets was $208 million and capital contributions to equity investments was $32 million. In addition, we had payment for marketable securities of $708 million, balanced by proceeds from sales of marketable securities and from material short-term deposits for $101 million and $250 million respectively.

Capital expenditures for 2007 were principally allocated to:

•	the completion of capacity ramp-up as per our Crolles2 alliance program with Freescale Semiconductor and NXP Semiconductors in our 300-mm fab in Crolles (France) and the acquisition of a portion of the tools from our former partners;

•	the upgrading and expansion of our 200-mm fab in Agrate (Italy) for BCD technology and MEMS;

•	the completion of the program of capacity expansion and the upgrading to finer geometry technologies of our 200-mm front-end facility in Rousset (France);

•	the capacity ramp-up for one of our discrete process families and upgrading of our 150-mm fabs in Singapore;

•	the upgrading to leading edge technologies, down to 45 nm, of our 200-mm R&D fab in Agrate (Italy);

•	the capacity expansion for 65 nm, NAND and NOR Flash Memories, of our 200-mm fab in Singapore; and

•	the capacity expansion of our back-end plants in Muar (Malaysia) and Shenzhen (China).

Capital expenditures for 2006 were principally allocated to:

•	the expansion of the 300-mm front-end joint project with NXP Semiconductors and Freescale Semiconductor in Crolles2 (France);

•	the capacity expansion and the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France);

•	the capacity expansion and the upgrading of our 150-mm and 200-mm plant in Singapore;

•	the upgrading of our 200-mm fab and pilot line in Agrate (Italy); and

•	the capacity expansion for our back-end facilities in Malta, Shenzhen (China), Bouskoura (Morocco) and Muar (Malaysia).

Capital expenditures for 2005 were principally allocated to:

•	the capacity expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the conversion to 200-mm of our front-end facility in Agrate (Italy);

•	the capacity expansion of our back-end plants in Muar (Malaysia), Shenzhen (China), Toa Payoh (Singapore) and Malta;

•	the expansion of our 200-mm front-end facility in Phoenix (Arizona);

•	the capacity expansion of our 200-mm front-end facility in Rousset (France);

•	the completion of building and continuation of facilities for our 300-mm front-end plant in Catania (Italy);

•	the expansion of a 150-mm front-end and a 200-mm pilot line in Tours (France); and

•	the expansion of the 300-mm front-end joint project with NXP Semiconductors and Freescale Semiconductor in Crolles2 (France).

Net operating cash flow.  We also present net operating cash flow defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Consolidated Statements of Cash Flow:

	Year Ended December 31,
	2007	2006	2005
	(In millions)

Net cash from operating activities	$2,188	$2,491	$1,798
Net cash used in investing activities	(1,737)	(3,057)	(1,528)
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	389	1,232	—
Net operating cash flow	$840	$666	$270

Our net operating cash flow constantly increased over the last 3 years, thanks to a solid generation of cash from operating activities and a tight control on the level of our capital investments. We were able to significantly reduce the level of our capital investments as a percentage of sales. In 2007 and 2005, our operating activities were capable of generating cash in excess of our investing activities, whereas in 2006 cash used in investing activities exceeded that from operating activities. Due to purchases of marketable securities and investments in short-term deposits, however, which are excluded from the computation of operating cash flow, net operating cash flow improved to $840 million in 2007, compared to net operating cash flow of $666 million in 2006 and of $270 million in 2005.

Net cash used in financing activities.  Net cash from financing activities was $296 million used in 2007 compared to $132 million generated in 2006 and $178 million used in 2005. The main item used in financing activities in 2007 was the dividend payment for the amount of $269 million, while there were no major activities related to proceeds and repayment of long-term debt. The net cash from financing activities in 2006 was mainly due to the balance of the proceeds from the issuance of our 2013 Senior Bonds and 2016 Convertible Bonds, which amounted to $1,554 million net of issuance costs, and the repayment of long-term debts, primarily the redemption of the 2013 Convertible Bonds, of $1,377 million. In 2005 and 2006, we paid dividends in the amount of $107 million.

Capital Resources

Net financial position

We define our net financial position as the difference between our total cash position (cash, cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Consolidated Balance Sheets as at December 31, 2007, December 31, 2006 and December 31, 2005:

	Year Ended December 31,
	2007	2006	2005
	(In millions)

Cash and cash equivalents	$1,855	$1,659	$2,027
Marketable securities, current	1,014	764	—
Short-term deposits	—	250	—
Restricted cash	250	218	—
Marketable securities, non-current	369	—	—
Total cash position	3,488	2,891	2,027

Bank overdrafts	—	—	(11)
Current portion of long-term debt	(103)	(136)	(1,522)
Long-term debt	(2,117)	(1,994)	(269)

Total financial debt	(2,220)	(2,130)	(1,802)

Net financial position	$1,268	$761	$225

The net financial position as of December 31, 2007 resulted in a net cash position of $1,268 million, representing an improvement from the net cash position of $761 million as of December 31, 2006. This improvement primarily results from favorable net operating cash flow generated during 2007. The restricted cash for 2007 is a long-term deposit with a bank to guarantee a loan from the bank to our joint venture in China with Hynix Semiconductor; in 2007, the restricted cash amounted to $250 million. Furthermore, following the recent deteriorating conditions in the capital markets, we have classified part of our marketable securities as non-current; the fair value of these marketable securities was estimated on December 31, 2007 to be in the amount of $369 million.

At December 31, 2007, the aggregate amount of our long-term debt was $2,220 million, including $2 million of our 2013 Convertible Bonds, $1,010 million of our 2016 Convertible Bonds and $736 million of our 2013 Senior Bonds (corresponding to the €500 million issuance). Additionally, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $1,212 million, which was not used at December 31, 2007. Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 17 to our Consolidated Financial Statements.

As of December 31, 2007, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2008	2009	2010	2011	2012	Thereafter
	(In millions)

Long-term debt (including current portion)	$2,220	$103	$114	$60	$1,053	$41	$849

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

As of the end of 2007, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors	Standard &
	Service	Poor’s

Zero Coupon Senior Convertible Bonds due 2013	WR(1)	A-
Zero Coupon Senior Convertible Bonds due 2016	A3	A-
Floating Rate Senior Bonds due 2013	A3	A-

(1)	Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds, which left only $2 million of our 2013 Convertible Bonds outstanding.

On January 9, 2007, Standard & Poor’s confirmed the A- ratings and issued a “stable” outlook. On May 25, 2007, Moody’s issued a credit report confirming the A3 ratings and changing the outlook to “stable” from “under review for possible downgrade.”

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2007, and for each of the five years to come and thereafter, were as follows (1):

	Total	2008	2009	2010	2011	2012	Thereafter

Operating leases(1)	$300	$57	$41	$30	$25	$18	$129
Purchase obligations(1)	1,200	1,100	65	30	5	—	—
of which:
Equipment and other asset purchase	683	683	—	—	—	—	—
Foundry purchase	266	266	—	—	—	—	—
Software, technology licenses and design	251	151	65	30	5
Other obligations(1)	622	463	92	37	9	8	13
Long-term debt obligations (including current portion)(2)(3)(4) of which:	2,220	103	114	60	1,053	41	849
Capital leases(2)	22	6	6	6	2	—	2
Pension obligations(2)	323	34	25	22	24	24	194
Other non-current liabilities(2)	115	17	37	15	2	2	42
Total	$4,780	$1,774	$374	$194	$1,118	$93	$1,227

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.

(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2007.

(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2007.

(4)	See Note 17 to our Consolidated Financial Statements at December 31, 2007 for additional information related to long-term debt and redeemable convertible securities.

(5)	Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a consequence of our July 10, 2007 announcement concerning the planned closures of certain of our manufacturing facilities, the future shutdown of our plants in the United States will lead to negotiations with some of our suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees. This concerns approximately $54 million commitments (capital and operating leases and purchasing obligations.)

Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2008 to 2012 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses. Following the termination of the Crolles2 alliance with our partners Freescale Semiconductor and NXP Semiconductors, we signed an agreement with each of the two partners to commit to purchasing 300-mm equipment during 2008. The timing of the purchase has been agreed on the basis of our current visibility of the loading for our Crolles2 wafer fab.

Other obligations primarily relate to firm contractual commitments with respect to cooperation agreements. Following the agreement signed on December 11, 2007 to acquire Genesis Microchip, we committed to a cash tender offer to purchase all of the outstanding shares of Genesis Microchip for $8.65 per share, net to the holder in cash, for a total amount of $345 million approximately. The transaction was completed in January 2008. See more details in the “Other Developments” paragraph above.

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

In February 2006, we issued $1,131 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.

At our annual general meeting of shareholders held on April 26, 2007, our shareholders approved a cash dividend distribution of $0.30 per share. Pursuant to the terms of our 2016 Convertible Bonds, the payment of this dividend gave rise to a slight change in the conversion rate thereof. The new conversion rate is 43.363087 corresponding to 42,235,646 equivalent shares.

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

Pension obligations and termination indemnities amounting to $323 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 16 to our Consolidated Financial Statements. The projected benefit obligation at December 31, 2007 was estimated at $590 million, increasing by $18 million compared to 2006; this obligation is partially funded by plan assets which have an estimated fair value of $278 million, increasing $37 million compared to previous year. As a result, the pension benefits showed an unfunded status of $312 million as at December 31, 2007, decreasing compared to $331 million as at December 31, 2006. We project to pay benefits in 2008 for an amount of $32 million, and we expect to increase our contributions to $34 million.

Other non-current liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations.

Off-Balance Sheet Arrangements

At December 31, 2007, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See Note 17 to our Consolidated Financial Statements for more information about our convertible debt instruments and related conversion and redemption options.

We have no other material off-balance sheet arrangements at December 31, 2007.

Financial Outlook

We are reconfirming our target to have capital expenditures represent approximately 10% of sales in 2008; we, therefore, currently expect that capital spending for 2008 will decrease compared to the $1.14 billion spent in 2007. The most significant of our 2008 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) full capacity ownership of our 300-mm fab in Crolles, through the purchase of the Alliance partners tools; (ii) a specific program of capacity growth devoted to MEMS in Agrate (Italy) and mixed technologies in Agrate and Catania (Italy) to support the significant growth opportunity in these technologies; (iii) focused investment both in manufacturing and R&D in France sites to secure and develop our system oriented proprietary technologies portfolio (HCMOS derivatives and mixed signal) required by our strategic customers; and (b) for the back-end facilities, the capital expenditures will mainly be dedicated to the technology evolution to support the ICs path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to prepare for future years capacity growth by completing the new production area in Muar and the new plant in Longgang (China).

The Crolles2 alliance with NXP Semiconductors and Freescale Semiconductor expired on December 31, 2007 and we have signed an agreement to buy the remainder of their equipment in the first half 2008, based on our capacity needs. The timing of the purchase has been agreed on the basis of our current visibility of the loading for our Crolles2 300-mm wafer fab. The contracts provide for the following schedule of purchases of the equipment: $140 million on March 14, 2008; $135 million on April 1, 2008; and, $129 million on June 30, 2008.

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

Impact of Recently Issued U.S. Accounting Standards

(a) Accounting pronouncements effective in 2007 and expected to impact the Company’s operations

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. We adopted FAS 155 in 2007 and FAS 155 did not have any material effect on our financial position or results of operations.

In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). The interpretation also addresses derecognition of previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. We adopted

FIN 48 as at January 1, 2007. The cumulative effect of the change in the accounting principle that we applied to uncertain income tax positions was recorded in 2007 as an adjustment to retained earnings. The impact of such adoption is detailed in Note 2.11. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 23.

(b) Accounting pronouncements effective in 2007 and not expected to impact the Company’s operations

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal year beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. We adopted FAS 156 in 2007 and FAS 156 did not have any material effect on our financial position and results of operations.

(c) Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been early adopted by the Company

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. However, in November 2007, the Financial Accounting Standards Board drafted a proposed FASB Staff Position (“FSP”) that would partially defer the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. The final FSP was issued in February 2008. However, it does not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually. We have adopted FAS 157 as of January 1, 2008. FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for the following: valuation of financial instruments previously measured with block premiums and discounts; valuation of certain financial instruments and derivatives at fair value using the transaction price; and valuation of a hybrid instrument previously measured at fair value using the transaction price. We will not record, upon adoption, any adjustment to retained earnings since we do not hold any of the three categories of instruments described above. Consequently, Consolidated Financial Statements as of January 1, 2008 will reflect fair value measures in compliance with previous GAAP. Reassessment of fair value in compliance with FAS 157 will be dealt with as a change in estimates, if any, in the first quarter of 2008. We have identified the following items in our Consolidated Financial Statements for which detailed assessment on FAS 157 impact was required: the valuation of available-for-sale securities for which no observable market price is obtainable; the annual goodwill impairment test based on the fair value of the tested reporting units; and FAS 144 held-for-sale model when applied to the Company’s Flash memory business deconsolidation (the “FMG deconsolidation”). Concerning the valuation of available-for-sale debt securities which have currently, at the best of management’s visibility, no observable market price, management estimates that fair value of these instruments when measured in compliance with FAS 157 should not materially differ from current estimates and that fair value measure, even if using certain entity-specific assumptions, is in line with a Level 3 FAS 157 fair value hierarchy. For goodwill impairment testing and the use of fair value of tested reporting units, we are currently reviewing our goodwill impairment model to measure fair value on marketable comparables, instead of discounted cash flows generated by each reporting entity. Based on our preliminary assessment, management estimates that FAS 157 adoption could have an effect on certain future goodwill impairment tests, in the event our strategic plan could necessitate changes in the product portfolios, for which materiality will be further evaluated. Finally, we continue to evaluate the potential impact of adopting FAS 157, but management believes that, based on the current available evidence, the fair value measure on the consideration to be received upon FMG deconsolidation is in line with FAS 157 definition of fair value and that FAS 157 adoption should not have a material impact on the actual loss to be recorded at the date of the transaction closing. These conclusions are the results of analysis done based on current assumptions that are true today, but upon certain changes in events and circumstances may no longer be consistent with the assumptions upon the date of adoption. As a result, these conclusions on the impact of FAS 157 adoption are subject to revision as the evaluations are concluded.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We have adopted FAS 159 as of January 1, 2008 and will accordingly evaluate the assets and liabilities on which we have elected to apply the fair value option as of the end of the first quarter 2008.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in Consolidated Financial Statements. The standards continue the movement toward the greater use of fair values in financial reporting. FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the “acquirer”) will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted.; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a “bargain purchase”, instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control. FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008. FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. We are currently evaluating the effect the adoption of these statements will have on our financial position and results of operations.

(d) Accounting pronouncements that are not yet effective and are not expected to impact the Company’s operations

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). The issue applies to equity-classified nonvested shares on which dividends are paid prior to vesting, equity-classified nonvested share units on which dividends equivalents are paid, and equity-classified share options on which payments equal to the dividends paid on the underlying shares are made to the option-holder while the option is outstanding. The issue is applicable to the dividends or dividend equivalents that are (1) charged to retained earnings under the guidance in Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“FAS 123R”) and (2) result in an income tax deduction for the employer. EITF 06-11 states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. We will adopt EITF 06-11 when effective. However, management does not expect that EITF 06-11 will have a material effect on our financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. EITF 07-3 applies only to non-refundable advance payments for goods and services to be used and rendered in future research and development activities pursuant to an executory contractual arrangement. EITF 07-3 states that non-refundable advance payments for future research and development activities should be capitalized until the goods have been delivered or the related services have been performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. Earlier application is not permitted and entities should recognize the effect of applying the guidance in this Issue prospectively for new contracts entered into after EITF 07-3 effective date. We will adopt EITF 07-3 when effective. However, management does not expect that EITF 07-3 will have a material effect on our financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-1, Accounting for Collaborative arrangements (“EITF 07-1”). The consensus prohibits the application of Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”) and the equity method of accounting for collaborative arrangements unless a legal entity exists. Payments between the collaborative partners would be evaluated and reported in the consolidated statements of income based on applicable GAAP. Absent specific GAAP, the entities that participate in the arrangement would apply other existing GAAP by analogy or apply a reasonable and rational accounting policy consistently. EITF 07-1 is effective for periods that begin after December 15, 2008 and would apply to arrangements in existence as of the effective date. The effect of the new consensus will be accounted for as a change in accounting principle through retrospective application. We will adopt EITF 07-1 when effective and management does not expect that EITF 07-1 will have a material effect on our financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF 07-6”). The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus provides that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (“FAS 66”). EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date. We will adopt EITF 07-6 when effective and management does not expect that EITF 07-6 will have a material effect on our financial position and results of operations.

In November 2007, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 provides the Staff’s views regarding written loan commitments that are accounting for at fair value through earnings under GAAP. SAB 109 revises and rescinds portions of Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 stated that in measuring the fair value of a derivative loan commitment it would be inappropriate to incorporate the expected net future cash flows related to the associated servicing of the loan. Consistent with FAS 156 and FAS 159, SAB 109 states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 109 does, however, retain the Staff’s views included in SAB 105 that no internally-developed intangible assets should be included in the measurement of the estimated fair value of a loan commitment derivative. SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15, 2007. We will adopt SAB 109 when effective but management does not expect that SAB 109 will have a material effect on our financial position and results of operations.

In January 2008, the SEC issued Staff Accounting Bulletin No. 110, Year-End Help for Expensing Employee Stock Options (“SAB 110”). SAB 110 expresses the views of the Staff regarding the use of a “simplified” method, in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS 123R and amended its previous guidance under SAB 107 which prohibited entities from using the simplified method for stock option grants after December 31, 2007. The Staff amended its previous guidance because additional information about employee exercise behavior has not become widely available. With SAB 110, the Staff permits entities to use, under certain circumstances, the simplified method beyond December 31, 2007 if they conclude that their data about employee exercise behavior does not provide a reasonable basis for estimating the expected-term assumption. SAB 110 is not relevant to our operations since we redefined in 2005 our compensation policy by no longer granting stock options but rather issuing nonvested shares.

Impairment, Restructuring Charges and Other Related Closure Costs

In 2007, we incurred charges related to the main following items: (i) the planned disposal of our FMG assets, (ii) the 2007 manufacturing restructuring plan; (iii) the 150-mm restructuring plan; (iii) the headcount reduction plan; and (iv) the yearly impairment review.

On May 22, 2007, we announced that we had entered into a definitive agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of our and Intel’s Flash Memory businesses, which generated over $3 billion in combined annual revenue in 2007. The new company’s strategic focus will be on supplying Flash memory solutions for a variety of consumer and industrial devices, including cellular phones, MP3 players, digital cameras, computers and other high-tech equipment. Under the terms of the agreement, we will sell our Flash memory assets, including our manufacturing NAND joint venture interest with Hynix Semiconductor in Wuxi People’s Republic of China and other NOR and NAND resources, to a new company, while Intel will sell its NOR assets and business. In exchange, at closing Intel will have received a 45.1% equity ownership stake, and we will receive a 48.6% equity ownership stake. Francisco Partners L.P., a Menlo Park, California-based private equity firm, will invest $150 million in cash for convertible preferred stock representing a 6.3% ownership interest, subject to adjustment in certain circumstances. On July 19, 2007, we announced that the pending new company will be named “Numonyx.” All required regulatory clearances for Numonyx have been received. On December 26, 2007, we agreed with Intel and Francisco Partners to extend the deadline for the closing of Numonyx to March 28, 2008 pending finalization of revised financing terms and conditions. The three parties continue to work to satisfy the conditions to closing for the transaction and expect the closing to take place in the first quarter of 2008. As described in further detail above under the heading “Critical Accounting Policies Using Significant Estimates — Asset Disposal”, the creation of Numonyx gave rise to the assets being contributed to the new company being classified as “Assets held for sale” requiring an impairment analysis. As a result of this review, we have registered a pre-tax loss in 2007 of $1,106 million, an additional pre-tax $1 million impairment charge on certain specific equipment that could not be transferred and for which no alternative future use could be found in the Company and an additional pre-tax $5 million of other related disposal costs. The current estimated loss is the balance between the estimated value of our consideration and an updated calculation of our expected equity value in Numonyx at closing, and the estimated asset value of our contribution which mainly consists of tangible assets related to our fabs in Ang Mo Kio 200-mm (Singapore), our Agrate R2 200-mm pilot line (Italy), our 300-mm building in Catania (Italy), and part of our back-end facility in Muar (Malaysia), the inventory of FMG products, the rights to use certain portions of our manufacturing capacity for a certain period of time, and our participation in the China JV with Hynix Semiconductors. The amount of the loss may increase pending the final evaluation report being prepared by an independent firm, as well as the impact of any further deterioration in the market conditions of the Flash memory business and the credit markets generally.

On June 18, 2007, we committed to a new program to optimize our cost structure which involves the closing of three manufacturing operations. Over the next two to three years we will wind down operations of our 200-mm wafer fab in Phoenix (Arizona), our 150-mm fab in Carrollton (Texas) and our back-end packaging and test facility in Ain Sebaa (Morocco). We expect these measures to generate savings of approximately $150 million per year in the cost of goods sold once the plan is completed. The total impairment and restructuring charges for this program are expected to be in the range of $270 million and $300 million of which approximately $250 million are estimated to be cash charges. As of December 31, 2007, we registered a charge in our accounts of approximately $73 million, of which $60 million is related to our U.S. fabs and $13 million to the other site closures. The 2007 charges are associated with impairment for $11 million and restructuring charges for $62 million.

During the third quarter of 2003, we commenced a plan to restructure our 150-mm fab operations and part of our back-end operations in order to improve cost competitiveness. The 150-mm restructuring plan focuses on cost reduction by transferring a large part of European and U.S. 150-mm production to Singapore and by upgrading production to a finer geometry 200-mm wafer fab. The plan includes the discontinuation of production of Rennes, France; the closure as soon as operationally feasible of the 150-mm wafer pilot line in Castelletto, Italy; and the downsizing by approximately one-half of the 150-mm wafer fab in Carrollton, Texas. Furthermore, the 150-mm wafer fab productions in Agrate, Italy and Rousset, France has been gradually phased-out in favor of 200-mm wafer ramp-ups at existing facilities in these locations, which has been expanded or upgraded to accommodate additional finer geometry wafer capacity. This manufacturing restructuring plan designed to enhance our cost structure and competitiveness was substantially completed by the end of 2007. The total plan of impairment and restructuring costs for the front-end and back-end reorganization was estimated to be in the range of $330 million to $350 million in pre-tax charges; as of December 31, 2007 with the plan basically completed the total cumulated net charge stood at $345 million of which $29 million was booked in 2007, $22 million in 2006, $13 million in 2005, $76 million in 2004 and $205 million in 2003.

In the second quarter of 2005, we announced a restructuring plan that, combined with other initiatives, aimed at reducing 3,000 members of our workforce outside Asia by the second half of 2006, of which 2,300 were planned for Europe. The total cost of these measures was estimated to be approximately $100 million pre-tax at the completion of the plan, of which $86 million had been incurred as of December 31, 2006. We also upgraded the 150-mm production fabs to 200-mm, optimized on a global scale our Electrical Wafer Sorting (EWS) activities, and harmonized and streamlined our support functions and disengaged from certain activities. This plan was substantially completed by the end of 2007. We spent $9 million in 2007.

In the third quarter of 2007, we performed our annual impairment tests in order to assess the recoverability of goodwill carrying value and based on this we assessed that no impairment charge had to be recognized on goodwill.

Impairment, restructuring charges and other related closure costs incurred in 2007 are summarized as follows:

	Year Ended December 31, 2007
				Total Impairment,
				Restructuring
				Charges and
		Restructuring	Other Related	Other Related
	Impairment	Charges	Closure Costs	Closure Costs
	(In millions)

Disposal of FMG assets	$1,107	$—	$5	$1,112
2007 restructuring plan	11	62	—	73
150-mm fab plan	—	2	27	29
Headcount restructuring plan	—	6	3	9
Other	5	—	—	5

Total	$1,123	$70	$35	$1,228

In 2007, total cash outlays for the restructuring plan amounted to $55 million, corresponding mainly to the payment of expenses consisting of $31 million related to our 150-mm restructuring plan, $19 million related to our headcount restructuring plan, $3 million related to the disposal our FMG assets and $2 million related to the new restructuring plan. See Note 21 to our Consolidated Financial Statements.

Equity Method Investment

UPEK Inc.

In 2004, we formed with Sofinnova Capital IV FCPR a new company, UPEK Inc., as a venture capitalist-funded purchase of the Company’s TouchChip business. UPEK, Inc. was initially capitalized with the Company’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. In 2005, an additional $9 million was contributed by Sofinnova Capital IV FCPR, reducing our ownership to 33%. We accounted for our share in UPEK, Inc. under the equity method.

On June 30, 2005, we sold our interest in UPEK Inc. for $13 million and recorded a gain amounting to $6 million in “Other income and expenses, net” on our consolidated statements of income. Additionally, on June 30, 2005, we were granted warrants for 2,000,000 shares of UPEK, Inc. at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an Initial Public Offering of UPEK Inc. above a predetermined value.

Hynix Semiconductor-ST Joint Venture

We signed, in 2004, a joint-venture agreement with Hynix Semiconductor to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor contributed $500 million for a 67% equity interest and we contributed $250 million for a 33% equity interest. In addition, we originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets. We made the total $250 million capital contributions as previously planned in the joint venture agreement in 2006. We accounted for our share in the Hynix Semiconductor-ST joint venture under the equity method based on the actual results of the joint venture through the fourth quarter of 2007. As such, we recorded earnings totaling $14 million in 2007 and a loss of $6 million in 2006, reported as “Earnings (loss) on equity investments” in the consolidated statements of income.

In 2007, Hynix Semiconductor invested an additional $750 million in additional shares of the joint venture to fund a facility expansion. As a result of this investment, in October 2007, pursuant to the formal approval by the Chinese authorities of the additional investment, our interest in the joint venture declined from approximately 33% to 17%. At December 31, 2007 the investment in the joint venture amounted to $276 million and was included in assets held for sale on the consolidated balance sheet as it is expected to be transferred to Numonyx upon the formation of that company (see Note 7 to Consolidated Financial Statements). We (or Numonyx following the transfer of our interest in the joint venture to Numonyx) have the option to purchase from Hynix Semiconductor up to $250 million in shares to increase our interest in the joint venture back to a maximum of 33%.

Due to regulatory and withholding issues we could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a consequence, in the fourth quarter of 2006, we entered into a ten-year term debt guarantee agreement with an external financial institution through which we guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes us placing up to $250 million in cash in a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments we, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint-venture’s assets. In 2007, we placed the remaining $32 million of cash on the guarantee deposit account, which totaled $250 million as at December 31, 2007 and was reported as “Restricted cash for equity investments” on the consolidated balance sheet.

The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2007 and was recorded against the value of the equity investment, which totaled $293 million. We reported the debt guarantee on the line “Other investments and other non-current assets” since the terms of the FMG sale agreement to Numonyx do not include the transfer of the debt guarantee which will be retained by us post the Numonyx closing.

We identified the joint venture as a Variable Interest Entity (VIE) at December 31, 2006, principally because the joint venture was in the development stage, but we determined that we were not the primary beneficiary of the VIE. Because of events that occurred in 2007 including the facility expansion and additional investment, it was determined that the joint venture was no longer in the development stage and accordingly that the joint venture no longer met the criteria for qualification as a VIE. Our current maximum exposure to loss as a result of our involvement with the joint venture is limited to our equity investments and debt guarantee commitments.

Backlog and Customers

We entered 2008 with a backlog (including frame orders) that was significantly higher than we had entering 2007. This increase is due to the solid level of bookings (including frame orders) that we registered in the fourth quarter of 2007. Backlog (including frame orders) is subject to possible cancellation, push back, lower than expected hit of frame orders etc., and thus is not necessarily indicative of billings amount or growth for the year.

In 2007, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 21% of our revenues, compared to 22% in 2006. Total OEMs accounted for approximately 80% of our net revenues, declining slightly from approximately 81% in 2006. In 2007, our top ten OEM customers accounted for approximately 49%, decreasing slightly from approximately 51% in 2006. Distributors accounted for approximately 20% of our net revenues compared to approximately 19% in 2006. We have no assurance that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not to confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

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

Our Supervisory Board had the following nine members since our annual shareholders’ meeting held on April 26, 2007:

Name(1)	Position	Year Appointed(2)	Term Expires	Age

Gérald Arbola	Chairman	2004	2008	59
Bruno Steve	Vice Chairman	1989	2008	66
Raymond Bingham	Member	2007	2010	62
Matteo del Fante	Member	2005	2008	40
Tom de Waard	Member	1998	2008	61
Douglas Dunn	Member	2001	2009	63
Didier Lamouche	Member	2006	2009	48
Didier Lombard	Member	2004	2008	66
Alessandro Ovi	Member	2007	2010	64

(1)	Messrs. Antonino Turicchi and Robert M. White were Supervisory Board members until our 2007 annual shareholders’ meeting, at which time they were succeeded by Messrs. Raymond Bingham and Alessandro Ovi.

(2)	As a member of the Supervisory Board.

After our 2005 annual shareholders’ meeting, our Supervisory Board appointed Mr. Gérald Arbola as Chairman of our Supervisory Board and Mr. Bruno Steve as Vice Chairman, each for a three-year term. On April 26, 2007, our Supervisory Board appointed Chairmen and members to the Strategic Committee, the Audit Committee, the Compensation Committee, and the Nomination and Corporate Governance Committee. Mr. Gérald Arbola was appointed Chairman of the Strategic Committee, and Messrs. Bruno Steve, Douglas Dunn, Didier Lombard and Alessandro Ovi were appointed as members. Mr. Tom de Waard was appointed Chairman of the Audit Committee, Messrs. Raymond Bingham and Douglas Dunn were appointed members and Messrs. Matteo del Fante and Didier Lamouche were appointed as non-voting observers. Mr. Gérald Arbola was appointed Chairman of the Compensation Committee, and Messrs. Tom de Waard, Matteo del Fante, Didier Lombard and Bruno Steve were appointed as members. Mr. Tom de Waard was appointed Chairman of the Nomination and Corporate Governance Committee and Messrs. Gérald Arbola, Douglas Dunn, Didier Lombard and Bruno Steve were appointed as members.

At our annual shareholders’ meeting in 2008, the mandates of Messrs. Arbola, del Fante, de Waard, Lombard and Steve will expire. The mandates of Messrs. Dunn and Lamouche will expire at our annual shareholders’ meeting in 2009 and the mandate of Messrs. Bingham and Ovi will expire at our annual shareholders’ meeting in 2010.

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

Biographies

Gérald Arbola was appointed to our Supervisory Board at the 2004 annual shareholders’ meeting and was reelected at the 2005 annual shareholders’ meeting. Mr. Arbola was appointed the Chairman of our Supervisory Board on March 18, 2005. Mr. Arbola previously served as Vice Chairman of our Supervisory Board from April 23, 2004 until March 18, 2005. Mr. Arbola is also Chairman of our Supervisory Board’s Compensation Committee and Strategic Committee, and serves on its Nominating and Corporate Governance Committee. Mr. Arbola is now Managing Director of Areva S.A., where he had also served as Chief Financial Officer, and is a member of the Executive Board of Areva since his appointment on July 3, 2001 and his reappointment on June 29, 2006. Mr. Arbola joined the AREVA NC group (ex Cogema) in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of AREVA NC in 1992. He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the boards of directors of AREVA NC, AREVA NP, and Areva T&D Holdings. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola is the Chairman of the Board of Directors of FT1CI and was the Chairman until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder.

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

Raymond Bingham was appointed to the Supervisory Board at the 2007 annual shareholders’ meeting and serves on the Audit Committee. Since November, 2006, Mr. Bingham has been a Managing Director of General Atlantic LLC, a global private equity firm. From August 2005 to October 2006, Mr. Bingham was a private investor. Mr. Bingham was Executive Chairman of the Board of Directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004, and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a Director of Oracle Corporation and Flextronics International, Ltd.

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

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard was appointed Chairman of the Audit Committee by the Supervisory Board in 1999 and Chairman of the Nominating and Corporate Governance Committee in 2004 and 2005, respectively. He also serves on our Supervisory Board’s Compensation Committee. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and was the Managing Partner of Clifford Chance Amsterdam office from May 1, 2002 until May 1, 2005. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is a member of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and of its audit and nominating committees. He is also chairman of BESI’s compensation committee. Mr. de Waard is a member of the board of the foundation “Stichting Sport en Zaken.”

Douglas Dunn has been a member of our Supervisory Board since 2001. He is a member of its Audit Committee since such date. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired effective October 1, 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips-LG LCD (Korea), TomTom N.V. (Netherlands) and OMI, a privately-held company (Ireland), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the audit committees of ARM Holdings plc, SOITEC and TomTom N.V. In 2005, Mr. Dunn resigned from his position as a non-executive director on the board of Sendo plc (United Kingdom) and, in 2007, he resigned from his position as director on the board of OMI. In February 2008, Mr. Dunn resigned from his position as director of Philips-LG LCD (Korea). Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

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

Didier Lombard was first appointed to our Supervisory Board at the 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. He serves on the Compensation and Strategic Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard is also a member of the Board of Directors of Thales and Thomson, one of our important customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his latest term expired at our 2005 annual shareholders’ meeting. He was reappointed to the Supervisory Board at our 2007 annual shareholders’ meeting. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been Special Advisor to the President of the European Community for five years and served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A., and Alitalia S.p.A. Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Corporate Governance at ST

Our consistent commitment to the principles of good corporate governance is evidenced by:

•	our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•	our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•	our compliance with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with American, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business;

•	our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues;

•	our implementation of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by the ST Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by ST employees of concerns regarding questionable accounting or auditing matters;

•	our Principles for Sustainable Excellence, which we distributed to all employees in 2007 and which require us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners;

•	our Ethics Committee, also set up in 2007, whose mandate is to provide advice to management and employees about our Principles of Sustainable Excellence and other ethical issues; and

•	our recent appointment of a Chief Compliance Officer, who reports directly to the Managing Board, acts as Executive Secretary to our Supervisory Board and chairs our Ethics Committee.

As a Dutch company, we have been subject to the Dutch Corporate Governance Code (the “Code”) since January 1, 2004. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in the Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations contained in the Code. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. Our Charter was discussed with and approved by our shareholders at our 2004 annual shareholders’ meeting. The ST Corporate Governance Charter was updated in 2005 and will be further updated and expanded whenever necessary or advisable. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with Areva, CDP, and/or Finmeccanica, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding or ST Holding II, our major shareholder. See “Item 7. Major

Shareholders and Related-Party Transactions — Shareholders’ Agreements — STH Shareholders’ Agreement.” Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

We were informed in 2004 that our then principal direct and indirect shareholders, Areva, Finmeccanica, and France Telecom, FT1CI S.A. (“FT1CI”), and ST Holding and ST Holding II, signed a new shareholders’ agreement in March 2004, to which we are not a party (the “STH Shareholders’ Agreement”). We have been informed that CDP joined this agreement at the end of 2004 and that since September 2005 France Telecom is no longer a shareholder of FT1CI or an indirect shareholder (through ST Holding and ST Holding II) of our company, pursuant to the disposition by France Telecom of approximately 26.4 million of our common shares, representing the totality of the shares held by France Telecom in our company. We have also been informed that in February 2008, FT1CI and Finmeccanica entered into an agreement pursuant to which Finmeccanica will sell 26,034,141 of our common shares to FT1CI. The acquisition by FT1CI will be financed by the Commissariat à l’Energie Atomique (“CEA”), an entity controlled by the French state and the controlling shareholder of Areva, and, hence, CEA will become a shareholder of FT1CI and adhere to the STH Shareholders’ Agreement. Under the STH Shareholders’ Agreement, Finmeccanica, CDP and FT1CI have provided for their right, subject to certain conditions, to insert on a list, prepared for proposal by ST Holding II to our shareholders’ meeting, certain members for appointment to our Supervisory Board. This agreement also contains other corporate governance provisions, including decisions to be taken by our Supervisory Board which are subject to certain prior approvals, and which are described in “Item 7. Major Shareholders and Related-Party Transactions.” See also “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.”

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

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Two of our Supervisory Board members have been non-voting observers on our Audit Committee to date. Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In 2005, in compliance with NYSE requirements, our Audit Committee established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters. These procedures were approved by our Supervisory Board and implemented under the responsibility of our Managing Board. Thereupon, our chief executive officer provided a written affirmation of our compliance with NYSE standards as applicable to non-U.S. companies like ST.

No member of the Supervisory Board or Managing Board has been (i) subject to any convictions in relation to fraudulent offenses during the five years preceding the date of this Form 20-F, (ii) no member has been associated with any company in bankruptcy, receivership or liquidation in the capacity of member of the administrative, management or supervisory body, partner with unlimited liability, founder or senior manager in the five years preceding the date of this Form 20-F or (iii) subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including professional bodies) or disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any issuer during the five years preceding the date of this Form 20-F.

We have demonstrated a consistent commitment to the principles of good corporate governance evidenced by our early adoption of policies on important issues such as “conflicts of interest.” Pursuant to our Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company on the one hand and members of the Supervisory Board and Managing Board on the other hand.

For example, one of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of Commissariat à l’Energie Atomique (“CEA”), one of the members of our Supervisory Board is the Chairman and CEO of France Telecom, and a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”) and a non-executive director of Soitec, one of the members of the Supervisory Board is also a member of the supervisory board of BESI and one of the members of the Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint research and development partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson and Flextronics. We believe that each of these arrangements and transactions are made on an arms-length basis in line with market practices and conditions. Please see “Item 7. Major Shareholders and Related-Party Transactions.”

Supervisory Board Committees

Membership and Attendance.  Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2007 was as follows:

						Nomination
						and
						Corporate
		Audit		Compensation	Strategic	Governance	Ad Hoc
Number of Meetings Attended in 2007(1)	Full Board	Committee		Committee	Committee	Committee	Committee

Gérald Arbola	12	1	(2)	6	9	6	1
Raymond Bingham(3)	6	6		—	—	—	—
Tom de Waard	11	11		6	—	6	2
Matteo del Fante(4)	12	11		3	—	3	1
Douglas Dunn	11	9		—	5	—	1
Didier Lamouche(4)	11	11		—	—	—	—
Didier Lombard	12	1	(2)	6	9	3	—
Alessandro Ovi(3)	7	—		—	6	—	—
Bruno Steve	12	—		5	9	5	1
Antonino Turicchi(3)	5	—		1	3	3	—
Robert M. White(3)	5	5		—	3	—	—

(1)	Includes meetings attended by way of conference call.

(2)	Messrs. Arbola and Lombard attended an extraordinary Audit Committee by way of conference call.

(3)	Messrs. Turicchi and White were Supervisory Board members until our 2007 annual shareholders’ meeting, at which time they were succeeded by Messrs. Bingham and Ovi.

(4)	Appointed as non-voting observers to Audit Committee.

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

The Audit Committee met 11 times during 2007. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, external and internal auditors. On several occasions, the Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes-Oxley Act. The Audit Committee also proceeded with its annual review of our internal audit function. The Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2007, and the associated press release published on January 23, 2008.

The Audit Committee reviewed our external auditors’ statement of independence with them. The Audit Committee also approved the compensation of our external auditors for 2006 and approved the scope of their audit, audit-related and non-audit-related services for 2007. Additionally, in anticipation of the expiration of the current mandate of our current auditors at our next annual general shareholders’ meeting, the Audit Committee reviewed its options and decided to recommend to the Supervisory Board to propose to our shareholders to renew the mandate of our current auditors for an additional two year period. The Audit Committee noted that the new managing partner of our current auditors would be in charge over the control of our accounts in accordance with its internal rotation policy. Furthermore, the Audit Committee held separate meetings with the external auditors and discussed with them our critical accounting policies with our external auditors, outside the presence of our management.

An external U.S. law firm appointed by the Audit Committee concluded in 2007 its independent investigation to determine the nature of the fraud perpetrated by our former head of treasury operations, which led to his arrest at the end of 2006 and sentencing in February 2008 (see Item 8 “Financial Information — legal proceedings”), and to report on our internal controls and practices. This investigation involved several meetings with current and former senior management and an examination of extensive documentation. The Audit Committee met several times to discuss the results of this investigation and the final recommendations were shared at an extraordinary Audit Committee meeting to which all members of the Supervisory Board were invited. Pursuant thereto, several initiatives were recommended to management to improve our internal controls. Of note, in December 2007 we appointed a Chief Compliance Officer.

At the end of each quarter, prior to each Supervisory Board meeting to approve our results and quarterly earnings press release, the Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and interim Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act). The Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, as well as our financial reporting using IFRS as presented in our Annual Report to Shareholders for our annual shareholders meeting held in April 2007.

Also in 2007, our Audit Committee reviewed with our Auditors our Compliance with Section 404 of the Sarbanes-Oxley Act, noting that this was the first year where, as a foreign registrant, we were required to assess our compliance with Section 404. Pursuant to such review, our Audit Committee noted that our Auditors had issued an unqualified 404 opinion as no material weakness in internal reporting over financial reporting were identified. In addition, the Audit Committee regularly discussed the progress of implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

Furthermore, the Audit Committee monitors our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our annual shareholders’ meetings. In this respect, the Audit Committee has approved our decision to continue to report our Consolidated Financial Statements under U.S. GAAP, while complying with our reporting obligations under IFRS by preparing a complementary set of our accounts. Furthermore, our Audit Committee has noted that while our accounting systems are in place to prepare a separate set of accounts pursuant to IFRS for the 2007 financial year, we will not be able to provide reconciliations pursuant to IFRS for periods prior to 2005, in particular critical items such as capitalization of our development expenses. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations.”

In connection with the Numonyx transaction, the Audit Committee reviewed with our management and our auditors the impact of such transaction on our consolidation obligations as well as the impairment charges resulting from the announcement of this transaction.

As part of each of its quarterly meetings our Audit Committee reviewed our significant business risks as presented by Management, and whistleblowing reports regarding financial accounting or reporting issues, including independent investigative reports provided by internal audit or outside consultants on such matters. Finally our Audit Committee sponsored various initiatives in the area of corporate ethics, including a specific program prepared by an outside consultant, considered by the Audit Committee to be well suited for our employees.

On April 26, 2007, our Supervisory Board re-appointed Mr. de Waard as Chairman, and appointed Messrs. Bingham and Dunn as members. Messrs. del Fante and Lamouche were appointed non-voting observers to the Audit Committee. The Audit Committee also determined that three members of the Audit Committee qualified as “audit committee financial experts” and that all of its members are financially literate.

Compensation Committee.  Our Compensation Committee proposes to our Supervisory Board the compensation for our President and Chief Executive Officer and sole member of our Managing Board as well as for our Chief Operating Officer, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock-based compensation plans for our executive officers and key employees. The Compensation Committee met six times in 2007.

Among its main activities, the Compensation Committee proposed (i) the performance criteria which must be met by the CEO in order to benefit from the bonus which has been approved by the shareholders’ meeting as part of the Managing Board compensation policy as well as the performance criteria to be met by our COO for eligibility to his 2007 bonus and (ii) performance criteria, which must be met by the CEO as well as all other employees participating in the employees stock award plans to benefit from such awards. In particular the Compensation Committee recommended the targets for the base bonus to be based to new product introductions, market share and budget targets, and criteria on corporate governance. In addition the Compensation Committee recommended that in view of the challenges facing the Company in 2007, a special additional bonus of up to 60% of base salary be considered if certain targets linked to technology R&D, and deconsolidation of activities are met. Concerning the targets to be met for vesting of the share awards these are based on sales, operating income and return on net assets.

With regard to the employee 2006 unvested stock award plan, the Compensation Committee monitored the performance of the criteria relating to the vesting of such awards and noted that the targets in terms of sales, profits and return on net assets which had been set in the prior year had been met.

In addition the Compensation Committee confirmed that all Unvested Stock Awards would vest upon Change of Control, as decided by the Supervisory Board in 2006, but upon the request of the Managing Board, the Compensation Committee proposed to the Supervisory Board that the transfer of our employees to Numonyx should not be considered as a “change of control” so that such employees so long as they remain employed by Numonyx can continue to benefit from the vesting conditions of all unvested stock awards granted to them prior to their transfer to Numonyx.

Furthermore, in 2007, the Compensation Committee decided to recommend to the Supervisory Board that the compensation of the Supervisory Board members and the professionals be paid in Euros instead of U.S. dollars, thus changing the compensation structure as follows: (i) Chairman, Vice Chairman and President of the Audit Committee would receive €115,000, while all other Supervisory Board members would receive €57,500; and (ii) Audit Committee members would receive an additional €7,500, while members of the other committees would receive €3,500. The Compensation Committee decided to propose to maintain the stock-based compensation for Supervisory Board members and professionals as in 2007. Both of these proposals will be presented for adoption at our 2008 annual general shareholders’ meeting in accordance with Article 23 of our Articles of Association.

On April 26, 2007, our Supervisory Board appointed Mr. Arbola as Chairman of the Compensation Committee, and Messrs. de Waard, del Fante, Lombard and Steve were appointed as members.

Strategic Committee.  Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is particularly involved in supervising the execution of strategic transactions.

The Strategic Committee met nine times in 2007, in the presence of the CEO, the COO, the Director of Strategic Planning and the CFO. Among its main activities, the Strategic Committee reviews our long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible acquisitions or divestitures.

The Strategic Committee focused on our key challenges which concerned in particular the new organization of our Product Segment Groups effective January 1st, 2007 including the new Flash Memories Group which comprises all Flash Memory operations including research & development, product related activities, front-end and back-end manufacturing marketing and sales, as well as our R&D programs in the field of advanced CMOS technologies, following the announcement by Freescale Semiconductor and NXP Semiconductors of their desire to terminate their participation for the end of 2007. During 2007 our Strategic Committee met with the directors of our new Mobile Multimedia and Communications Group, our Home Entertainment and also Displays Group as well as our Computer Peripherals Group.

The Strategic Committee monitored the negotiations which led to the announcement in May 2007 of our decision to contribute our Flash Memory Business to a new independent flash memory company later named Numonyx currently planned to be created by us, Intel and Francisco Partners in the first quarter of 2008.

The Strategic Committee reviewed our various future options concerning advanced CMOS process R&D which led to our decision to enter into an agreement with IBM to co-develop 32-nm and 22-nm core CMOS at IBM’s East Fiskill (United States) facility as well as to continue to develop with IBM state-of-the-art derivative technologies at Crolles2.

The Strategic Committee also reviewed our challenges linked to the weakening of the U.S. Dollar and market conditions which led to the announcement of a new restructuring plan in June 2007, as well as internal growth opportunities, which led to the announcement of a significant acquisition in the field of wireless IP and to our decision to launch a public tender offer on Genesis Microchip, a provider of integrated digital TV products, whose acquisition is intended to strengthen our product offering in the digital consumer market.

On April 26, 2007, our Supervisory Board appointed Mr. Arbola as Chairman of the Strategic Committee, and Messrs. Dunn, Lombard, Ovi and Steve were appointed as members.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Committee was created to establish the selection criteria and appointment procedures for the appointment of members to our Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. The Nominating and Corporate Governance Committee met six times in 2007.

The Nominating and Corporate Governance Committee met to evaluate candidates for the Supervisory Board member position up for renewal at the 2007 annual shareholders’ meeting and decided to recommend a proposal of Messrs. Dunn and Bingham for a three-year term. In the fourth quarter of 2007, the Nominating and Corporate Governance Committee discussed the Managing Board and the five Supervisory Board positions for which proposals for appointment are to be made at the 2008 annual general shareholders’ meeting.

On April 26, 2007, our Supervisory Board appointed Mr. de Waard as President of the Nominating and Corporate Governance Committee and Messrs. Arbola, del Fante, Lombard and Steve were appointed as members.

Secretariat and Controllers.  Our Supervisory Board appoints a Secretary and Vice Secretary as proposed by the Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to the Supervisory Board, who is appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is primarily to organize meetings, ensure continuing education and training of the Supervisory Board members, as well as record-keeping. Mr. Acciari and Mr. Loubert serve as Secretary and Vice Secretary, respectively, for the Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board, while Mr. Willem Steenstra Toussaint serves as Secretary of the Audit Committee. Mr. Pierre Ollivier served as Executive Secretary of our Supervisory Board until January 22, 2008, when he was replaced by the newly appointed Chief Compliance Officer, Ms. Alisia Grenville.

Our Supervisory Board appoints and dismisses two financial experts (“Controllers”). The mission of the Controllers is primarily to assist the Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to the Supervisory Board. The current Controllers are Messrs. Christophe Duval and Andrea Novelli, who have served as controllers since our 2005 annual shareholders’ meeting.

The STH Shareholders’ Agreement among our principal direct and indirect shareholders contains provisions with respect to the appointment of the Secretary, Assistant Secretary and Controllers, which are described in “Item 7. Major Shareholders and Related-Party Transactions.”

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of the Supervisory Board. Mr. Carlo Bozotti, appointed in 2005 with a three-year term to expire at our annual shareholders’ meeting in 2008, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Mr. Alain Dutheil serves as Chief Operating Officer, reporting to Mr. Bozotti. Since its creation in 1987, the managing board has always been comprised of a sole member. The member of the Managing Board is appointed for three-year terms, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at the shareholders’ meeting adopted by a simple majority of the votes cast at a shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three-year term, as defined in our Articles of Association (upon approval of at least three-quarters of the members of the Supervisory Board in office). Resolutions of our Managing Board require the approval of a majority of its members.

Our shareholders’ meeting may suspend or dismiss one or more members of our Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. If the quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal. Such a quorum is not required if a suspension or dismissal is proposed by our Supervisory Board. In that case, a resolution to dismiss or to suspend a member of our Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our issued and outstanding share capital is present or represented. Our Supervisory Board may suspend members of our Managing Board, but a shareholders’ meeting must be convened within three months after such suspension to confirm or reject the suspension. Our Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of our Managing Board, be temporarily responsible for our management.

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

Executive Officers

Our executive officers support our Managing Board in its management of us, without prejudice to our Managing Board’s ultimate responsibility. Our executive officers during fiscal year 2007 were:

			Years in
			Semi-
		Years with	Conductor
Name	Position	Company	Industry	Age

Executive Committee
Carlo Bozotti	President and Chief Executive Officer	30	30	55
Alain Dutheil	Chief Operating Officer	24	37	62
Laurent Bosson(2)	Executive Vice President, Front-end Technology and Manufacturing	24	24	65
Andrea Cuomo	Executive Vice President, Advanced System Technology and General Manager	24	24	53
Carlo Ferro	Executive Vice President, Chief Financial Officer (and for Infrastructure and Services organization)	7	7	47
Carmelo Papa	Executive Vice President, IMS	24	24	58
Tommi Uhari	Executive Vice President, MMC	1	13	36
Enrico Villa(2)	Executive Vice President, Europe Region (and for Sales and Marketing organizations)	40	40	66
Executive Staff
Georges Auguste	Corporate Vice President, Total Quality and Environmental Management	20	33	58
Gian Luca Bertino	Corporate Vice President, CPG	10	21	48
Ugo Carena	Corporate Vice President, APG	10	29	64
Marco Luciano Cassis	Corporate Vice President, Japan Region	19	19	44
Patrice Chastagner	Corporate Vice President, Human Resources	21	21	60
Claude Dardanne	Corporate Vice President, General Manager, Microcontrollers, Memories & Smartcards	25	28	55
François Guibert	Corporate Vice President, Asia Pacific Region	26	29	54
Reza Kazerounian	Corporate Vice President, North America Region	7	22	50
Otto Kosgalwies	Corporate Vice President, Infrastructure and Services	23	23	52
Robert Krysiak	Corporate Vice President and General Manager, Greater China Region	18	24	53
Christos Lagomichos(1)	Corporate Vice President, General Manager, Home Entertainment & Displays Group	23	26	51
Philippe Lambinet	Corporate Vice President, General Manager, Home Entertainment & Displays Group	14	27	50
Mario Licciardello	Corporate Vice President, MPG	42	42	66
Carlo Ottaviani	Corporate Vice President, Communications	42	42	64
Jeffrey See Ah Bah	Corporate Vice President, Central Back-End General Manager	37	37	62
Thierry Tingaud	Corporate Vice President, Emerging Markets Region	23	23	48

(1)	Christos Lagomichos resigned in June 2007.

(2)	Retiring in 2008.

Effective January 1, 2008, the following individuals are new executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti: Orio Bellezza, as Executive Vice President and General Manager, Front-End Manufacturing; Jean-Marc Chery, as Executive Vice President and Chief Technology Officer; Executive Vice President Andrea Cuomo, as General Manager of our Europe Region, who will also maintain his responsibility for the Advanced System Technology organization; Loïc Lietar, as Corporate Vice President, Corporate Business

Development; and Pierre Ollivier, as Corporate Vice President and General Counsel. In addition, we announced the hiring and appointment of Alisia Grenville as Corporate Vice President, Chief Compliance Officer, and the retirement of both Laurent Bosson, as Executive Vice-President for Front-End Technology and Manufacturing, and Enrico Villa, as Executive Vice President and General Manager of our Europe Region. The current members of our Executive Committee and Executive Staff are as follows:

			Years in
			Semi-
		Years with	Conductor
Name	Position	Company	Industry	Age

Executive Committee
Carlo Bozotti	President and Chief Executive Officer	30	30	55
Alain Dutheil	Chief Operating Officer	24	37	62
Georges Auguste	Executive Vice President, Total Quality and Environmental Management	20	33	58
Orio Bellezza	Executive Vice President and General Manager, Front-End Manufacturing	23	23	48
Laurent Bosson(1)	Executive Vice President, Front-end Technology and Manufacturing	24	24	65
Jean-Marc Chery	Executive Vice President and Chief Technology Officer	23	23	47
Andrea Cuomo	Executive Vice President, Advanced System Technology and General Manager, Europe Region	24	24	53
Carlo Ferro	Executive Vice President, Chief Financial Officer	7	7	47
Otto Kosgalwies	Executive Vice President, Infrastructure and Services	23	23	52
Philippe Lambinet	Executive Vice President, General Manager, Home Entertainment & Displays Group	14	21	50
Carmelo Papa	Executive Vice President, IMS	24	24	58
Jeffrey See Ah Bah	Executive Vice President, Central Back-End General Manager	37	37	62
Tommi Uhari	Executive Vice President, MMC	1	13	36
Enrico Villa(1)	Executive Vice President, Europe Region (and for Sales and Marketing organizations)	40	40	66
Executive Staff
Gian Luca Bertino	Corporate Vice President, CPG	10	21	48
Ugo Carena	Corporate Vice President, APG	10	29	64
Marco Luciano Cassis	Corporate Vice President, Japan Region	19	19	44
Patrice Chastagner	Corporate Vice President, Human Resources	21	21	60
Claude Dardanne	Corporate Vice President, General Manager, Microcontrollers, Memories & Smartcards	25	28	55
Alisia Grenville	Corporate Vice President, Chief Compliance Officer	0	0	40
François Guibert	Corporate Vice President, Asia Pacific Region	26	29	54
Reza Kazerounian	Corporate Vice President, North America Region	7	22	50
Robert Krysiak	Corporate Vice President and General Manager, Greater China Region	18	24	53
Mario Licciardello	Corporate Vice President, MPG	42	42	66
Loïc Lietar	Corporate Vice President, Corporate Business Development	22	22	45
Pierre Ollivier	Corporate Vice President and General Counsel	23	23	52
Carlo Ottaviani	Corporate Vice President, Communications	42	42	64
Thierry Tingaud	Corporate Vice President, Emerging Markets Region	22	22	48

(1)	Retiring in 2008.

Our President and Chief Executive Officer and sole member of our Managing Board, Mr. Carlo Bozotti, has appointed a Corporate Executive Committee, which is currently comprised of six Executive Vice Presidents, the CEO and the COO. The Executive Vice Presidents represent all the functions of the organization: the product segments, sales and marketing (including regions), the manufacturing and technology research and development activities and the central functions. The role of the Executive Committee is to set corporate policy, coordinate strategies of the Company’s various functions representing its constituents, and drive major cross functional programs. The Executive Committee, chaired by Mr. Bozotti, or by Mr. Dutheil in Mr. Bozotti’s absence, meets twice per quarter, while executive staff meetings are held on a quarterly basis with the attendance of all corporate vice presidents. Under our organizational structure, product segments and staff functions report directly to Mr. Bozotti, while our sales, marketing, manufacturing and technology research and development functions report to our COO.

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

Orio Bellezza, most recently the Assistant General Manager of Front-End Technology and Manufacturing, was promoted to Executive Vice President in January 2008 and also stepped into the role of General Manager, Front-End Manufacturing. Born in Bergamo (Italy), he graduated with honors in Chemistry with a thesis in Theoretical Chemical- Physics from Milan University in 1983. Bellezza joined a precursor company to STMicroelectronics in 1984 as a process engineer and later on worked in technology development. He has helped ST build and launch several wafer fabs and he managed the Agrate R1 and R2 R&D and manufacturing facilities where generations of nonvolatile memory and smart-power technologies were developed and produced.

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

Jean-Marc Chery, former General Manager of Front- and Back-End Manufacturing operations in Asia Pacific, was promoted to Executive Vice President in January 2008 and stepped into the newly created post of Chief Technology Officer. He graduated from the National Superior School for Engineering, ENSAM France in 1984. Chery joined the Discrete Division of Thomson Semiconducteurs in 1986 and, early in 2001, he joined our Central Front-End Manufacturing organization as General Manager of the Rousset 200-mm plant orchestrating the expansion of 200-mm production. Chery later moved to Singapore, where he led our 150-mm wafer restructuring and managed our Asia-Pacific fabs, the largest high-capacity fabs in the Company.

Andrea Cuomo, Executive Vice President for the Advanced System Technology Group, assumed the additional responsibilities of General Manager of our Europe Region in January 2008. Mr. Cuomo is also a member of our Corporate Executive Committee. After studying at Milano Politecnico in Nuclear Sciences, with a special focus on analog electronics, Mr. Cuomo joined us in 1983 as a System Testing Engineer, and from 1985 to 1989 held various positions to become Marketing Manager in the automotive, computer and industrial product segment. In 1989, Mr. Cuomo was appointed Director of Strategy and Market Development for the Dedicated Products Group, and in 1994 became Vice President responsible for Marketing and Strategic Accounts within the Headquarters Region. In 1998, Mr. Cuomo was appointed as Vice President responsible for Advanced System Technology and in 2002, Mr. Cuomo was appointed as Corporate Vice President and Advanced System Technology General Manager. In 2004, he was given the additional responsibility of serving as our Director of Strategic Planning and was promoted to Executive Vice President.

Carlo Ferro is Executive Vice President and Chief Financial Officer. He is also a member of our Executive Committee. Mr. Ferro has served as our CFO since May 2003. Mr. Ferro graduated with a degree in Business and Economics from the LUISS Guido Carli University in Rome, Italy in 1984, and has a professional qualification as a Certified Public Accountant. From 1984 through 1996, Mr. Ferro held a series of positions in finance and control at Istituto per la Ricostruzione Industriale-IRI S.p.A. (“IRI”), and Finmeccanica. Mr. Ferro served as one of our Supervisory Board Controllers from 1992 to 1996. Mr. Ferro was also a part-time university professor of Planning and Control until 1996. From 1996 to 1999, Mr. Ferro held positions at EBPA NV, a process control company listed on the NYSE, rising to Vice President Planning and Control and principal financial officer. Mr. Ferro joined us in June 1999 as Group Vice President Corporate Finance, overseeing finance and accounting for all affiliates worldwide, and served as Deputy CFO from April 2002 through April 2003. Mr. Ferro holds positions on the board of directors of several of ST’s affiliates. He is also a part-time professor of finance at the University LUISS Guido Carli in Rome (Italy).

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

Alisia Grenville joined ST in the newly created position of Corporate Vice President, Chief Compliance Officer in December 2007. In addition to her role as Chief Compliance Officer, she is also in charge of the Executive Secretariat of the Supervisory Board, heads the Company’s Internal Audit and chairs the Company’s Ethics Committee. Born in Montreal, Canada, she earned a degree in French and Italian from Queen’s University in Kingston, Ontario and a bachelor in law (LLB) from the University of Sussex. Ms. Grenville has worked in top-tier law firms specializing in bank finance, capital markets and M&A transactions, as well as governance and has held senior compliance positions at other international corporations.

François Guibert was born in Beziers, France in 1953 and graduated from the Ecole Supérieure d’Ingénieurs de Marseilles in 1978. After three years at Texas Instruments, he joined Thomson Semiconducteurs in 1981 as Sales Manager Telecom. From 1983 to 1986, he was responsible for ICs and strategic marketing of telecom products in North America. In 1988 he was appointed Director of our Semicustom Business for Asia Pacific and in 1989 he became President of ST-Taiwan. Since 1992 he has occupied senior positions in Business Development and Investor Relations and was Group Vice President, Corporate Business Development which includes M&A activities from 1995 to the end of 2004. In January 2005, Mr. Guibert was promoted to the position of Corporate Vice President, Emerging Markets Region and in October 2006, he was appointed Corporate Vice President and CEO, Asia Pacific Region.

Reza Kazerounian is a graduate of the University of Illinois and received his PhD from the University of California, Berkeley in electrical engineering and computer sciences. In 1985, Mr. Kazerounian started his professional career as a research and development engineer at WaferScale Integration (WSI), specializing in Programmable System Devices. At WSI, he became Vice President of Technology and Product Development (1995) and later Chief Operating Officer in 1997. When we acquired WSI in 2000, Mr. Kazerounian became the general manager of the newly formed Programmable Systems Division, charged with the development of 8-bit and 32-bit embedded systems. In 2003, he was appointed Group Vice President and General Manager of the Smart Card IC Division. Mr. Kazerounian was appointed Corporate Vice President for the North America Region on September 6, 2005.

Otto Kosgalwies was appointed Corporate Vice President, Infrastructure and Services in November 2004, with responsibility for all of our corporate activities related to Information Technology, Logistics, and Procurement and Material Management, with particular emphasis on the complete supply chain between customer demand, manufacturing execution, inventory management, and supplier relations. Mr. Kosgalwies has been with us since 1984 after graduating with a degree in Economics from Munich University. From 1992 through 1995, he served as European Manager for Distribution, from 1995 to 2000 as Sales and Distribution Director for Central Europe, and since 1997 as CEO of our German subsidiary. In 2000, Mr. Kosgalwies was appointed Vice President for Sales and Marketing in Europe and General Manager for Supply Chain Management, where he was responsible at a corporate level for the effective flow of goods and information from suppliers to end users. In December 2007, he was promoted Executive Vice President and became responsible for capacity and investment planning at corporate level.

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

Philippe Lambinet graduated from the Paris Ecole Supérieure d’Electricité in 1979 with a Master’s Degree in Electronics. He began his professional career as a software engineer with Control Data Corporation in 1979 and in 1980 joined Thomson’s semiconductor subsidiary EFCIS to work in product engineering. He later supervised ASIC Operations at Thomson’s Mostek Corporation in Carrollton, Texas and in 1990 took charge of design and marketing for Mixed Signal Semicustom Products within the Company’s Programmable Products Group. In 1997, he became Group Vice President and General Manager of the Digital Video Division. He then joined Advanced Digital Broadcast Group (ADB) as CEO of ADB-SA and became CEO of ADB Holdings SA and Vice Chairman. Philippe Lambinet rejoined STMicroelectronics as Corporate Vice President, General Manager Home Entertainment & Displays Group in August 2007.

Mario Licciardello was born in Catania, Italy, on January 28, 1942. He graduated in Physics from the University of Catania in 1964. Mr. Licciardello has spent his entire career within companies that have evolved into the current STMicroelectronics. In 1965 he joined ATES, a predecessor of ST, initially in process development, then in strategic planning, after one year spent at the Catania University engaged in various research programs. In 1970, he joined the MOS field where he spent a large part of his professional career in various positions ranging from Operations Manager to Business Unit Manager contributing to the success in the market of several product lines. From 1986 to 1990 he covered the role of Director of Marketing and Business Management for the Semicustom Product Division (named IST). The position included the worldwide responsibility for the external design centers network. From 1990 to 1993, as Director of Corporate Strategic Planning with the relevant Corporate Central Organization, his responsibility ranged from Capital Investment Control to shareholder relations. He moved to MPG in 1993 and in 2003 was promoted from General Manager of our Flash Memories Division to Deputy General Manager of MPG. In 2005, he was named Corporate Vice President and General Manager of MPG. In 2007, he became Corporate Vice President and General Manager of FMG, which incorporates all Flash memory operations, including R&D, all product related activities, front-end and back-end manufacturing, marketing and sales worldwide.

Loïc Liétar graduated with a degree in Engineering from the Ecole Polytechnique, Paris, in 1984, a degree in Microelectronics from Orsay University (1985), and he holds an MBA from Columbia University, New York (1993). Liétar joined Thomson Semiconducteurs in 1985 as an analog IC designer in Grenoble, France. Between 1987 and 1998 he held several positions in R&D Management and Marketing in Milan, Paris and Singapore. In 1999, he was appointed Direct of Advanced System Technologies U.S. Labs, and in 2003, was named General Manager of ST’s Cellular Terminals Division, later moving to ST’s Application Processor Division. In 2006, Loïc Liétar was promoted to Group Vice President, Strategies, for ST’s Strategies and System Technologies Group and, in January 2008, was appointed Corporate Vice President, Corporate Business Development.

Pierre Ollivier, previously Group Vice President, Corporate General Counsel, was promoted to Corporate Vice President and General Counsel, responsible for all legal matters and the management and valorization of our valuable Intellectual Property, in January 2008. He was born in London (UK) and obtained his Law Degree at Caen University in 1976 and a postgraduate degree in International Business law at Paris I University in 1978. Having started his career with Clifford Chance in Paris, Mr. Ollivier worked for Stein Heurtey, an engineering company, as corporate counsel, and in the corporate legal department of Thomson CSF specializing in contracts, litigation, corporate restructuring and M&A matters before joining us as general counsel in 1990.

Carlo Emanuele Ottaviani was named Corporate Vice President, Communications in March 2003. He began his career in 1965 in the Advertisement and Public Relations Office of SIT-SIEMENS, today known as ITALTEL. Since the beginning, he had responsibilities in the activities of the associated semiconductor company ATES Electronic Components. ATES merged with the Milan-based SGS in 1971, and Mr. Ottaviani was in charge of the advertisement and marketing services of the newly formed SGS-ATES. In 1975, he was appointed Head of Corporate Communication worldwide, and has held this position since that time. In 2001, Mr. Ottaviani was also appointed President of STMicroelectronics Foundation.

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

As is common in the semiconductor industry, our success depends to a significant extent upon, among other factors, the continued service of our key senior executives and research and development, engineering, marketing, sales, manufacturing, support and other personnel, and on our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us. We do not maintain insurance with respect to the loss of any of our key personnel. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Loss of key employees could hurt our competitive position.”

Compensation

Pursuant to the decisions adopted by our shareholders at the annual shareholders’ meeting held on April 26, 2007, the aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2007 was $1,496,000 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors’ Fees

Gérald Arbola	$228,500
Raymond Bingham(1)	101,500
Tom de Waard(2)	223,500
Matteo del Fante	147,500
Douglas Dunn	133,500
Didier Lamouche	123,000
Didier Lombard	156,500
Alessandro Ovi(1)	113,000
Bruno Steve	227,000
Antonino Turicchi(1)	18,000
Robert M. White(1)	24,000

Total	$1,496,000

(1)	Messrs. Antonino Turicchi and Robert M. White were Supervisory Board members until our 2007 annual shareholders’ meeting, at which time they were succeeded by Messrs. Raymond Bingham and Alessandro Ovi.

(2)	Compensation, including attendance fees of $2,000 per meeting of the Supervisory Board or committee thereof, was paid to Clifford Chance LLP.

We do not have any service agreements with members of our Supervisory Board.

The total amount paid as compensation in 2007 to our 24 executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, was approximately $14.16 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused inter alia on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $5.93 million. Within such amount, the remuneration of our current sole member of our Managing Board and President and CEO in 2007 was:

Sole Member of Our Managing Board and President and CEO	Salary(2)	Bonus(1)	Non-cash Benefits(3)	Total

Carlo Bozotti	$714,089	$643,082	$377,881	$1,735,052

(1)	The bonus paid to the sole member of our Managing Board and President and CEO during the 2007 financial year was approved by the Compensation Committee, and approved by the Supervisory Board in respect of the 2006 financial year, based on fulfillment of a number of pre-defined objectives for 2006.

(2)	Our Supervisory Board, upon the recommendation of our Compensation Committee, approved an annual salary for 2007 for our Managing Board and President and CEO of $700,000. The difference between the amount approved and the amount actually received by Mr. Bozotti resulted because the salary was paid partially in euros using an exchange rate of approximately €1.00 to $1.20 and partially in Swiss francs using an exchange rate of approximately CHF 1.00 to $0.80.

(3)	Including employer social contributions, company car allowance and miscellaneous allowances.

Mr. Bozotti was appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders’ meeting on March 18, 2005 for a three-year period. At our annual shareholders’ meeting in 2008, the mandate of Mr. Bozotti will expire. In each of 2005, 2006 and 2007, Mr. Bozotti was granted pursuant to the compensation policy appointed by the shareholders meeting up to 100,000 Unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria fixed by our Supervisory Board being achieved and Mr. Bozotti’s continued service with us.

In 2005, our Supervisory Board approved the terms of Mr. Bozotti’s employment by us upon terms which are consistent with the compensation policy approved by our 2005 annual shareholders’ meeting. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, and contain all benefits including Unvested Share Awards, EIP, Pension and other items covered by the compensation policy approved by our shareholders.

Consistent with this compensation policy, the Supervisory Board upon the recommendation of its compensation committee fixed in March 2007 the criteria to be met for Mr. Bozotti for attribution of his 2007 bonus (based on new product introductions, market share and budget targets, corporate governance initiatives) and also decided to grant a super bonus of up to 60% based on special items linked to technology R&D, carve outs and decondolidation. The Supervisory Board, has not yet ruled on the amount of the CEO bonus for 2007.

With regard to Mr. Bozotti’s 2006 stock awards, the Supervisory Board, upon the recommendation of its compensation committee concluded in 2007 that all three of the criteria established by the Supervisory Board had been achieved. Mr. Bozotti was therefore entitled to receive all 100,000 stock awards originally granted in 2006, which vest as defined by the Plan one year, two years and three years, respectively, after the date of the grant, provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2007 stock awards, the Supervisory Board upon recommendation of the Compensation Committee fixed the criteria for the attribution of the 100,000 stock awards. The Supervisory Board has not yet determined whether the performance criteria which condition the vesting (and are linked to sales, operations, income, and return on net assets) have been met.

During 2007, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. In respect to such plan, we have set up an independent foundation under Swiss law which manages the Plan and to which we make contributions. Pursuant to this plan, we have made a contribution of $314,501 to the plan of our current and former President and Chief Executive Officers, $591,634 to the plan of our Chief Operating Officer, and $951,924 to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired at the end of 2006/2007 and no longer salaried in 2007 were $1.79 million.

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

The executive officers and the Managing Board were covered in 2007 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2007 to provide pension, retirement or similar benefits for executive officers and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and estimated to have been approximately $1.86 million, which includes statutory employer contributions for state-run retirement, similar benefit programs and other miscellaneous allowances.

Share Ownership

None of the members of our Supervisory Board and Managing Board or our executive officers holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Awards and Options

Our stock options and stock award plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock-based compensation plans comprising either stock options or unvested stock awards and benefiting respectively to our President and CEO and key employees (“employee stock options” and/or “employee unvested stock award plans”), and stock options or vested stock awards to our Supervisory Board members and professionals (“Supervisory Board stock options” and/or “stock award plans”).

Following changes in accounting and tax treatment of stock options, we have since 2005 transitioned our stock-based compensation plans from stock-option grants to vested or unvested stock awards. Pursuant to the shareholders’ resolutions adopted by our 2005, 2006 and 2007 annual shareholders’ meeting, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	approved the terms and conditions of the 2005 Supervisory Board Stock-Based Compensation Plan for members and professionals valid for a three year period;

•	amended our 2001 Employee Stock Option Plan which expired at the end of 2005 with the aim of enhancing our ability to retain key employees and motivate them to shareholder value creation, by replacing stock options to be granted in the last year of such Plan by unvested stock awards and in addition, approved the vesting conditions, linked to our future performance and continued service with us;

•	approved grants pursuant to the 2005 stock-based compensation plan for Supervisory Board members and professionals approved by our 2005 annual shareholders’ meeting and amended by our 2007 annual shareholders’ meeting;

•	adopted our 2006 Unvested Stock Award Plan for Executives and Key Employees (the “Employee USA Plan”) with the aim of enhancing our ability to retain key employees and motivate them to shareholder value creation and in addition approved vesting conditions linked to our future performance and continued service with us;

•	adopted our 2007 Unvested Stock Award Plan for Executives and Key Employees (the “Employee USA Plan”) with the goal of enhancing our ability to retain key employees and motivate them to work to create shareholder value and, in addition, approved vesting conditions linked to our future performance and continued service with us; and

•	reviewed preliminary information regarding our 2008 Unvested Stock Award Plan for Executives and Key Employees to be presented to our 2008 annual shareholders’ meeting.

We are using our treasury shares to cover the stock awards granted in 2005, 2006 and 2007 under the Employee USA Plans. As of December 31, 2007, 2,867,119 stock awards granted in relation to the 2005, 2006 and 2007 plans had vested, leaving an amount of 10,532,881 treasury shares outstanding as of December 31, 2007. The 2007 Employee unvested stock award plan generated an additional charge in the consolidated statements of income for 2007 of $18 million, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met..

The exercise of stock options and the sale or purchase of shares of our stock by the members of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employee and Managing Board Stock-Based Compensation Plans

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

The description of our 1995 Stock Option Plan as indicated in the following table, takes into consideration the 2:1 stock split effected on June 16, 1999 and the 3:1 stock split effected on May 5, 2000. The term “options outstanding” means options existing as of December 31, 2007 not cancelled or exercised by their respective beneficiaries (employees and members or professionals of our Supervisory Board). Options are cancelled either because the beneficiary waives them or because the beneficiary loses the right to exercise them when leaving the company (with the exception of retirement or termination of employment pursuant to collective plans or restructurings):

As of December 31, 2007 the total number of options exercised pursuant to the 1995 Stock Option Plan was 14,523,601; the number of options, which can no longer be exercised, because they have expired or been cancelled, was 11,091,608; and the number of options outstanding, which can still be exercised, was 5,946,732. These outstanding options correspond to 5,946,732 common shares, which could be issued.

2001 Stock Option Plan.  At the annual shareholders’ meeting on April 25, 2001, our shareholders approved resolutions authorizing the Supervisory Board for a period of five years to adopt and administer a stock option plan

(in the form of five annual tranches) that provides for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and President and CEO is determined by our Compensation Committee, upon delegation from our Supervisory Board and since 2005 is submitted for approval by our annual shareholders’ meeting. The amount of stock options granted to other employees is made by our Compensation Committee on delegation by our Supervisory Board and following recommendation of the sole member of our Managing Board and President and CEO. In addition, the Supervisory Board delegates each year to the sole member of our Managing Board and President and CEO the flexibility to grant up to a determined number of share awards to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

In 2005, our shareholders at our annual shareholders’ meeting adopted a modification to our 2001 Stock Option Plan so as to provide the grant of up to four million unvested stock awards instead of stock options to our senior executives and certain of our key employees, as well as the grant of up to 100,000 Unvested Stock Awards instead of stock options to our President and CEO. A total of 4,159,915 shares have been awarded pursuant to the modification of such Plan, which include shares that were awarded to employees who subsequently left our Company thereby forfeiting their awards. Certain forfeited share awards were subsequently reawarded to other employees.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board approved the conditions, which apply to the vesting of such awards. These conditions related both to our financial performance meeting certain defined criteria in 2005 and during the first quarter of 2006, and to the continued presence at the defined vesting dates in 2006, 2007 and 2008, of the beneficiaries of the unvested stock awards.

1995 Plan (Employees)
October 20, 1995
(outstanding grants)

	Special Grant	Tranche 5	Special Grant	Tranche 6	Special Grant	Tranche 7

Date of Supervisory Board Meeting	Jan 24, 2000	June 16, 2000	Sept 18, 2000	Dec 11, 2000	Dec 18, 2000	March 1, 2001
Total Number of Shares which may be purchased	150,000	5,331,250	70,000	2,019,640	26,501	113,350
Vesting Date	Jan 24, 2003	June 16, 2002	Sept 18, 2002	Dec 11, 2002	Dec 18, 2002	March 1, 2003
Expiration Date	Jan 24, 2008	June 16, 2008	Sept 18, 2008	Dec 11, 2008	Dec 18, 2008	March 1, 2009
Exercise Price	$55.25	$62.01	$52.88	$50.69	$44.00	$31.65
Terms of Exercise	50% on	32% on	32% on	32% on	32% on	32% on
	Jan 24, 2003	June 16, 2002	Sept 18, 2002	Dec 11, 2002	Dec 18, 2002	March 1, 2003
	50% on	32% on	32% on	32% on	32% on	32% on
	Jan 24, 2004	June 16, 2003	Sept 18, 2003	Dec 11, 2003	Dec 18, 2003	March 1, 2004
		36% on	36% on	36% on	36% on	36% on
		June 16, 2004	Sept 18, 2004	Dec 11, 2004	Dec 18, 2004	March 1, 2005
Number of Shares to be acquired with Outstanding Options as of Dec 31, 2007	1,980	4,337,930	25,765	1,515,680	20,527	44,850
Held by Managing Board/Executive Officers	0	310,200	7,650	0	0	0

2001 Plan (Employees)
April 25, 2001
(outstanding grants)

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7

Date of the grant	April 27, 2001	Sept 4, 2001	Nov 1, 2001	Jan 2, 2002	Jan 25, 2002	April 25, 2002	June 26, 2002
Total Number of Shares which may be purchased	9,521,100	16,000	61,900	29,400	3,656,103	9,708,390	318,600
Vesting Date	April 27, 2003	Sept 4, 2003	Nov 1, 2003	Jan 2, 2004	Jan 25, 2003	April 25, 2004	June 26, 2004
Expiration Date	April 27, 2011	Sept 4, 2011	Nov 1, 2011	Jan 2, 2012	Jan 25, 2012	April 25, 2012	June 26, 2012
Exercise Price	$39.00	$29.70	$29.61	$33.70	$31.09	$31.11	$22.30
Terms of Exercise	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	April 27, 2003	Sept 4, 2003	Nov 1, 2003	Jan 2, 2004	Jan 25, 2003	April 25, 2004	June 26, 2004
	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	April 27, 2004	Sept 4, 2004	Nov 1, 2004	Jan 2, 2005	Jan 25, 2004	April 25, 2005	June 26, 2005
	36% on	36% on	36% on	36% on		36% on	36% on
	April 27, 2005	Sept 4, 2005	Nov 1, 2005	Jan 2, 2006		April 25, 2006	June 26, 2006
Number of Shares to be acquired with Outstanding Options as of December 31, 2007	7,867,140	16,000	47,010	24,300	2,924,247	8,278,324	140,906
Held by Managing Board/Executive Officers	410,000	0	0	0	158,925	424,500	0

2001 Plan (Employees) (continued)
April 25, 2001
(outstanding grants)

	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17

Date of the grant	Aug 1, 2002	Dec 17, 2002	Mar 14, 2003	June 3, 2003	Oct 24, 2003	Jan 2, 2004	Apr 26, 2004	Sept 1, 2004	Jan 31, 2005	Mar 17, 2005
Total Number of Shares which may be purchased	24,500	14,400	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	Aug 1, 2004	Dec 17, 2004	Mar 14, 2005	June 3, 2005	Oct 24, 2005	Jan 2, 2006	Apr 26, 2006	Sept 1, 2006	Jan 31, 2007	Mar 17, 2007
Expiration Date	Aug 1, 2012	Dec 17, 2012	Mar 14, 2013	June 3, 2013	Oct 24, 2013	Jan 2, 2014	Apr 26, 2014	Sept 1, 2014	Jan 31, 2015	Mar 17, 2015
Exercise Price	$20.02	$21.59	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	Aug 1, 2004	Dec 17, 2004	Mar 14, 2005	June 3, 2005	Oct 24, 2005	Jan 2, 2006	Apr 26, 2006	Sept 1, 2006	Jan 31, 2007	Mar 17, 2007
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	Aug 1, 2005	Dec 17, 2005	Mar 14, 2006	June 3, 2006	Oct 24, 2006	Jan 2, 2007	Apr 26, 2007	Sept 1, 2007	Jan 31, 2008	Mar 17, 2008
	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on
	Aug 1, 2006	Dec 17, 2006	Mar 14, 2007	June 3, 2007	Oct 24, 2007	Jan 2, 2008	Mar 14, 2008	Sept 1, 2008	Jan 31, 2009	Mar 17, 2009
Number of Shares to be acquired with Outstanding Options as of Dec 31, 2007	13,800	14,400	9,909,670	193,650	121,550	17,500	10,582,215	118,291	17,900	13,000
Held by Managing Board/ Executive Officers	0	0	507,800	0	31,000	0	595,100	0	0	0

2006 Unvested Stock Award Plan

In 2006, our shareholders at our annual shareholders’ meeting approved the grant of up to five million unvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 Unvested Stock Awards to our President and CEO. 5,131,640 shares have been awarded under such Plan as of December 31, 2007, out of which up to 3,702,449 remain outstanding but unvested as of December 31, 2007.

2007 Unvested Stock Award Plan

In 2007, our shareholders at our annual shareholders’ meeting approved the grant of up to six million unvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 Unvested Stock Awards to our President and CEO. 5,776,290 shares have been awarded under such Plan as of December 31, 2007, out of which up to 5,702,800 remain outstanding but unvested as of December 31, 2007.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board has approved the conditions which shall apply to the vesting of such awards. These conditions relate both to our financial performance, meeting certain defined criteria in 2007, and to the continued presence at the defined vesting dates in 2008, 2009 and 2010 of the beneficiaries of the unvested stock awards.

Furthermore, the Compensation Committee approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed for 2007 six million shares. Pursuant to such authorization, the Managing Board, as authorized by the Compensation Committee of the Supervisory Board, granted on December 6, 2007 an additional 84,450 shares, and on February 19, 2008 an additional 135,500 to selected employees designated by the Managing Board as part of the Employee Plan. This additional grant has the same terms and conditions as the original plan.

The implementation of our Stock-Based Compensation Plan for Employees is subject to periodic proposals from our Managing Board to our Supervisory Board, and recommendations by the Compensation Committee of our Supervisory Board.

Supervisory Board Stock Option Plans

1999 Stock Option Plan for members and professionals of the Supervisory Board.  A plan was adopted in 1999 for a three-year period expiring on December 31, 2001 (the “1999 Stock Option Plan”), providing for the grant of at least the same number of options as were granted during the period from 1996 to 1999.

2002 Stock Option Plan for members and professionals of the Supervisory Board.  A 2002 Plan was adopted on March 27, 2002 (the “2002 Stock Option Plan”). Pursuant to this 2002 Plan, the annual shareholders’ meeting authorized the grant of 12,000 options per year to each of the members of our Supervisory Board during the course of his three-year tenure (during the three-year period from 2002-2005), and of 6,000 options per year to all of the professionals. Pursuant to the 1999 and 2002 Plans, stock options for the subscription of 1,219,500 shares were granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of our Supervisory Board under the 1999, and 2002 Stock Option Plans as shown in the table below:

1999 and 2002 Plans
(for Supervisory Board Members and Professionals)
(outstanding grants)

Date of Annual	May 31, 1999		March 27, 2002
Shareholders’ Meeting	Tranche 2	Tranche 3	Tranche 1	Tranche 2	Tranche 3

Date of the grant	June 16, 2000	April 27, 2001	April 25, 2002	March 14, 2003	April 26, 2004
Total Number of Shares which may be purchased	103,500	112,500	132,000	132,000	132,000
Vesting Date	June 16, 2001	April 27, 2002	May 25,2002	April 14, 2003	April 26, 2004
Expiration Date	June 16, 2008	April 27, 2011	April 25,2012	March 14, 2013	April 26, 2014
Exercise Price	$62.01	$39.00	$31.11	$19.18	$22.71
	All exercisable	All exercisable	All exercisable	All exercisable	All exercisable
Terms of Exercise	after 1 year	after 1 year	after 1 year	after 1 year	after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2007	81,000	90,000	108,000	108,000	132,000

As of December 31, 2007 options to purchase a total of 171,000 common shares were outstanding under the 1999 Stock Option Plans. At the same date, options to purchase 348,000 common shares were outstanding under the 2002 Supervisory Board Stock Option Plan.

2005, 2006 and 2007 Stock-based Compensation for members and professionals of the Supervisory Board.  Our 2005 annual shareholders’ meeting approved the adoption of an amendment to the Stock Option Plan for Supervisory Board members and Professionals of the Supervisory Board. The amendment has the following terms and conditions:

•	A maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares per year for each professional of the Supervisory Board and a subscription price of €1.04 per share, corresponding to the nominal value of our share.

•	Our 2006 Annual Shareholders’ meeting approved the adoption of a three year stock based compensation plan for Supervisory Board members and Professionals. The Plan provided for the grant of a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares for each of the Professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our share. Pursuant to our 2007 annual shareholders meeting, the 2006 plan was modified as the maximum number was increased to 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares per year for each professional of the Supervisory Board for the remaining year of the plan.

In 2005, 66,000 shares were granted to the beneficiaries under such plan, out of which 17,000 were outstanding as of December 31, 2007.

In 2006, 66,000 shares were granted to the beneficiaries under such plan, out of which 34,000 were outstanding as of December 31, 2007.

In 2007, pursuant to the approval of our annual shareholders’ meeting the number of stock awards granted to each Supervisory Board member and professional was increased, and 165,000 shares were granted to the beneficiaries under such plan, out of which 142,500 were outstanding as of December 31, 2007.

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock-Based Compensation Plan. See Note 18.6 to our Consolidated Financial Statements.

	2005	2006	2007

Total number of shares outstanding	17,000	34,000	142,500
Expiration date	October 25, 2015	April 29, 2016	April 28, 2017

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

	At December 31,
	2007	2006	2005

France	10,560	10,660	10,330
Italy	10,090	10,320	10,500
Rest of Europe	1,730	1,580	1,550
United States	3,120	3,280	3,120
Malta and Morocco	6,990	7,330	6,900
Asia	19,690	18,600	17,600

Total	52,180	51,770	50,000

	At December 31,
	2007	2006	2005

Research and Development	10,570	10,300	9,700
Marketing and Sales	2,870	2,850	2,880
Manufacturing	33,520	33,420	32,400
Administration and General Services	2,570	2,600	2,550
Divisional Functions	2,650	2,600	2,470

Total	52,180	51,770	50,000

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

As part of our commitment to the principles of PSE, we founded ST University in 1994 to develop an internal education organization, responsible for organizing training courses to executives, engineers, technicians and sales personnel within STMicroelectronics and coordinating all training for our employees.

Item 7.	Major Shareholders and Related-Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of December 31, 2007:

	Common Shares Owned
Shareholders	Number	%

STMicroelectronics Holding II B.V. (“ST Holding II”)	250,704,754	27.5
Public	568,492,104	62.5
Brandes Investment Partners	80,563,681	8.8
Treasury shares	10,532,881	1.2

Our principal shareholders do not have different voting rights from those of our other shareholders.

ST Holding II is a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”). As of December 31, 2007, FT1CI (the “French Shareholder”) and a consortium of Italian shareholders (the “Italian Shareholders”) made up of CDP and Finmeccanica directly held 50% each in ST Holding based on voting rights. CDP held 30% in ST Holding and Finmeccanica held 20% in ST Holding based on voting rights. The indirect interest of FT1CI and the Italian Shareholders is split on a 50%-50% basis. Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI indirectly held 99,318,236 of our common shares, representing 10.9% of our issued share capital as of December 31, 2007, CDP indirectly held 91,644,941 of our common shares, representing 10.1% of our issued share capital as of December 31, 2007 and Finmeccanica indirectly held 59,741,577 of our common shares, representing 6.5% of our issued share capital as of December 31, 2007. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of respectively FT1CI, CDP and Finmeccanica, will decrease or, as the case may be, increase the indirect interest of respectively FT1CI, CDP and Finmeccanica in our issued share capital. FT1CI was formerly a jointly held company set up by Areva and France Telecom to control the interest of the French shareholders in ST Holding. Following the transactions described below, Areva was, as of December 31, 2007, the sole shareholder of FT1CI. Areva (formerly known as CEA-Industrie) is a corporation controlled by the CEA. Areva is listed on Euronext Paris in the form of Investment Certificates. CDP is an Italian corporation 70% owned by the Italian Ministero dell’Economia e delle Finanze (the “Ministry of Economy and Finance”) and 30% owned by a consortium of 66 Italian banking foundations. Finmeccanica is a listed Italian holding company majority owned by the Italian Ministry of Economy and Finance and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario (“MTA”) and is included in the S&P/MIB 30 stock index.

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

	Common Shares Owned
	Number	%

December 31, 2007	250,704,754	27.5
December 31, 2006	250,704,754	27.5
December 31, 2005	250,704,754	27.6

Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CDP, FT1CI or Finmeccanica may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2007:

(1)	FT1CI owns 50% of ST Holding and indirectly holds 99,318,236 of our common shares.

(2)	Not a legal entity, purely for illustrative purposes.

(3)	CDP and Finmeccanica own 50% of ST Holding and indirectly hold 91,644,941 and 59,741,577 of our common shares, respectively.

(4)	CDP owns 30% of ST Holding, while Finmeccanica owns 20% of ST Holding.

(5)	The 71.4% owned by the public includes the 8.9% shareholding of Brandes Investment Partners.

(6)	ST Holding II owns 27.5% of our shares, the Public owns 71.4% of our shares and we hold the remaining 1.2% as treasury shares.

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

On August 12, 2003, Finmeccanica Finance, a subsidiary of Finmeccanica, issued €438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the “Finmeccanica Notes”). On September 1, 2003, Finmeccanica Finance issued an additional €62,675,000 aggregate principal amount of Finmeccanica Notes, raising the issue size to €501,400,000. The Finmeccanica Notes have been exchangeable at the option of the holder since January 2, 2004 into up to 20 million of our existing common shares held by ST Holding II, or 2.3% of our then-outstanding share capital. The Finmeccanica Notes have an initial exchange ratio of 39.8883 shares per note. As of December 31, 2007, none of the Finmeccanica Notes had been exchanged for our common shares.

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

Finmeccanica also caused ST Holding II to transfer seven million shares corresponding to its indirect stake in us to an account at BNP Paribas Securities Services, Luxembourg. We have been informed that on December 20, 2005, ST Holding II sold on behalf of Finmeccanica 1,355,122 of these seven million shares at a net price of €15.34 per share. We were also informed that in December 2005, CDP sold a certain number of ST Holding shares to Finmeccanica, corresponding indirectly to 1,355,123 of our common shares.

We have been informed that on February 26, 2008, Finmeccanica agreed to sell 26,034,141 of our common shares to FT1CI. We were also informed that FT1CI’s acquisition of the shares will be financed by CEA, the parent company of Areva, and, hence, CEA will become a shareholder of FT1CI and will adhere to the STH Shareholders’ Agreement.

Announcements about additional disposals by ST Holding II or our indirect shareholders may come at any time. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.”

Shareholders’ Agreements

STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001 and restated on March 17, 2004, as amended, “the STH Shareholders’ Agreement”. The current parties to the STH Shareholders’ Agreement are Areva, CDP, Finmeccanica and FT1CI (CDP became bound by the STH Shareholders’ Agreement pursuant to a deed of adherence dated December 23, 2004 following its purchase from Finmeccanica of a majority of Finmeccanica’s indirect interest in us through ST Holding). The March 17, 2004 amended and restated agreement supercedes and replaces all previous agreements. CDP and Finmeccanica entered into an agreement that provides for the transfer of certain of the rights of Finmeccanica under the STH Shareholders’ Agreement to CDP. See “— Other Shareholders’ Agreements — Italian Shareholders’ Pact” below. Therefore, references to the rights and obligations of Finmeccanica under the STH Shareholders’ Agreement described below also refer to CDP.

We have been informed that on February 26, 2008, the parties to the STH Shareholders’ Agreement have agreed upon certain further amendments to the STH Shareholders’ Agreement, concerning:

•	the decision of our French and Italian shareholders to equally align their respective equity participation in our Company, held through STH, through an agreed sale by Finmeccanica to FT1CI of 26,034,141 of our common shares or approximately 2.85% of our share capital;

•	the fact that CEA, a company owned and controlled by the French State and the controlling shareholder or Areva will finance the acquisition of the shares being purchased by FT1CI from Finmeccanica and, upon such acquisition, will also become a party to the STH Shareholders’ Agreement;

•	the decision to extend for a further three year period until March 17, 2011 the balancing period as defined under the STH Shareholders’ Agreement (see below under “Corporate Governance”); and

•	the decision to increase from 9.5% to 10.5% the minimum voting stakes to be held respectively by our French and Italian shareholders (see below under “Corporate Governance”).

Pursuant to the terms of the STH Shareholders’ Agreement and for the duration of such agreement, FT1CI, on the one hand, and Finmeccanica/CDP, on the other hand, have agreed that the corporate governance of STH shall remain balanced and shared on an equal basis. See further details below.

Restructuring of the Holding Companies

If necessary, the parties agreed to restructure the two holding companies (ST Holding and ST Holding II) to simplify the structure to the extent possible or desirable. In any case, at least one holding company will continue to exist to hold our common shares. The Company that now holds or may hold our common shares in the future for indirect shareholders is referred to below as the “holding company.”

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

Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance of the indirect interests in us between FT1CI and Finmeccanica (references to Finmeccanica now include the stake transferred to CDP, as well as CDP, and together with FT1CI, the “STH shareholders”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” is defined as (i) a period through March 17, 2008, provided that each of Areva (or its assignees) on the one hand and Finmeccanica or CDP on the other hand own at all times a voting stake at least equal to 9.5% of our issued and outstanding shares, and (ii) subject to the aforementioned condition, thereafter as long as FT1CI, on the one hand, and the Italian shareholders, on the other hand, at any time, including as a result of the exercise of the “Rebalancing Option” (as defined below), own a voting stake equal to at least 47.5% of the total voting stakes. Further to the amendments to the STH Shareholders’ Agreement entered into on February 26, 2008, the balance period will be extended for a further three year period running through March 17, 2011 provided that each of FT1CI on the one hand and Finmeccanica or CDP on the other hand own a voting stake at least equal to 10.5% of our issued and outstanding shares. During the Balance Period, each of FT1CI and Finmeccanica (together with CDP) has an option to rebalance their shareholdings, referred to as the “Rebalancing Option”, as further described below.

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

(ii) as long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to our Articles of Association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders’ meetings);

(iii) any decision to vote our shares held by the holding company at any shareholders’ meeting of our shareholders with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders’ meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote);

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

We have been informed that on February 26, 2008, purusant to its rights under the STH Shareholders’ Agreement to rebalance its shareholding, FT1CI agreed to purchase 26,034,141 of our common shares from Finmeccanica, with financing provided by CEA, which, as a result, will become a shareholder of FT1CI. As indicated above, the Balance Period has now been extended through March 17, 2011, and the 9.5% voting rights threshold respectively for our French and Italian shareholders increased to 10.5%.

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

The option agreement with the Stichting provides for the issuance of up to a maximum of 540,000,000 preference shares, the same number as the May 31, 1999 option agreement, as amended. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the requirements of our Articles of Association, see “Item 10. Additional Information — Memorandum and Articles of Association — Share Capital as of December 31, 2007 — Issuance of Shares, Preemptive Rights and Preference Shares (Article 4).”

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

French Shareholders’ Pact

Since August 1, 2001, and the disposal of all indirect shareholding interest in our Company, France Telecom ceased to be a shareholder of FT1CI, and Areva remained its sole shareholder. Following the announcement of the planned acquisition by FT1CI of approximately 26 million of our shares representing approximately 2.85% of our share capital, the CEA will upon completion of this transaction become a minority shareholder of FT1CI and will adhere to the STH Shareholders’ Agreement.

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

Related-Party Transactions

One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman and CEO of France Telecom, and a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”) and a non-executive director of Soitec, one of the members of the Supervisory Board is also a member of the supervisory board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint research and development partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson and Flextronics. We believe that each of these arrangements and transactions are made on an arms-length basis in line with market practices and conditions.

Item 8.	Financial Information

Financial Statements

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology.”

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

We are currently a party to legal proceedings with SanDisk Corporation.

On October 15, 2004, SanDisk filed a complaint for patent infringement and a declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleges that our products infringed a single SanDisk U.S. patent and seeks a declaratory judgment that SanDisk did not infringe several of our U.S. patents (Civil Case No. C 04-04379JF). By an order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim, pending final determination in an action filed contemporaneously by SanDisk with the United States International Trade Commission (“ITC”), which covers the same patent claim asserted in Civil Case No. C 04-04379JF. The ITC action was subsequently resolved in our favor. On August 2, 2007, SanDisk filed an amended complaint adding allegations of infringement with respect to a second SanDisk U.S. patent which had been the subject of a second ITC action and which was also resolved in our favor. On September 6, 2007, we filed an answer and a counterclaim alleging various federal and state antitrust and unfair competition claims. SanDisk filed a motion to dismiss our antitrust counterclaim, which was denied on January 25, 2008. Discovery is now proceeding.

On October 14, 2005, we filed a complaint against SanDisk and its current CEO, Dr. Eli Harari, before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, the assignment or co-ownership of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. and actual, incidental, consequential, exemplary and punitive damages in an amount to be proven at trial. We are the successor to Waferscale Integration, Inc. by merger. SanDisk removed the matter to the United States District Court for the Northern District of California which remanded the matter to the Superior Court of California, County of Alameda in July 2006. SanDisk moved to transfer the case to the Superior Court of California, County of Santa Clara and to strike our claim for unfair competition, which were both denied by the trial court. SanDisk appealed these rulings and also moved to stay the case pending resolution of the appeal. On January 12, 2007, the California Court of Appeals ordered that the case be transferred to the Superior Court of California County of Santa Clara. On August 7, 2007, the California Court of Appeals affirmed the Superior Court’s decision denying SanDisk’s motion to strike our claim for unfair competition. SanDisk appealed this ruling to the California Supreme Court, which refused to hear it. Discovery is now proceeding. A hearing on Dr. Hariri’s motion for summary judgment on the statute of limitations defense is scheduled for the third quarter of 2008.

With respect to the lawsuits with SanDisk as described above, and following two prior decisions in our favor taken by the ITC, we have not identified any risk of probable loss that is likely to arise out of the outstanding proceedings.

We are also a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera added our Company as a co-defendant, along with several other semiconductor and packaging companies, to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. Tessera is claiming that certain of our small format BGA packages infringe certain patents owned by Tessera, and that ST is liable for damages. Tessera is also claiming that various ST entities breached a 1997 License Agreement and that ST is liable for unpaid royalties as a result. In February and March 2007, our codefendants Siliconware Precision Industries Co., Ltd. and Siliconware USA, Inc., filed reexamination requests with the U.S. Patent and Trademark Office covering all of the patents and claims asserted by Tessera in the lawsuit. In April and May 2007, the U.S. Patent and Trademark Office initiated reexaminations in response to all of the reexamination requests and final decisions regarding the reexamination requests are pending. On May 24, 2007, this action was stayed pending the outcome of the ITC proceeding described below.

On April 17, 2007, Tessera filed a complaint against us, Spansion, ATI Technologies, Inc., Qualcomm, Motorola and Freescale with the ITC with respect to certain small format ball grid array packages and products containing the same, alleging patent infringement claims of two of the Tessera patents previously asserted in the District Court action described above and seeking an order excluding importation of such products into the United States. On May 15, 2007, the ITC instituted an investigation pursuant to 19 U.S.C. § 1337, entitled In the Matter of

Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same, Inv. No. 337-TA-605. On February 25, 2008, the administrative law judge at the ITC issued a decision to stay all Tessera’s ITC proceedings pending completion of re-examination proceedings before the U.S. Patent and Trademark Office (“PTO”) concerning the two asserted Tessera patents. This decision from the administrative law judge was the result of a motion by the defendants seeking to stop ITC action following recent PTO actions rejecting numerous claims on the Tessera patents being asserted in the litigation. Tessera has indicated its intent to appeal the aforementioned ITC and PTO actions.

In September 2006, after we uncovered by our internal audit fraudulent foreign exchange transactions not known to us performed by our former Treasurer and resulting in payments by a financial institution of over 28 million Swiss Francs in commissions for the personal benefit of our former Treasurer, we filed a criminal complaint before the Public Prosecutor in Lugano, Switzerland. Following such complaint, our former Treasurer was arrested in November 2006 and on February 12, 2008 sentenced to three and half years imprisonment. To date, we have recovered over half of the illegally paid commissions and we are actively pursuing outstanding dues pursuant to the fraud and will continue to do so from all responsible parties.

In February 2008, following unauthorized purchases for our account of certain auction-rate securities, we initiated a proceeding against the responsible financial institution seeking to reverse the unauthorized purchases and recover all losses in our account, including, but not limited to, the $46 million impairment posted in Q4 2007.

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

We also perform annual assessments through an external consultant of our risk exposure in the field of property damage/business interruption in our production sites, to assess potential losses, and actual risk exposure. Such assessments are provided to our underwriters. We do not own or operate any insurance captive, which acts an insurer for our own risks, although we may consider such an option in the future.

Reporting Obligations in International Financial Reporting Standards (“IFRS”)

We are incorporated in the Netherlands and our shares are listed on Euronext Paris and Borsa Italiana. Consequently we are subject to an EU regulation issued on September 29, 2003 requiring us to report our results of operations and Consolidated Financial Statements using IFRS (previously known as International Accounting Standards or “IAS”). As from January 1, 2008 we are also required to prepare a semi-annual set of accounts using IFRS reporting standards.

We use U.S. GAAP as our primary set of reporting standards, as U.S. GAAP has been our reporting standard since our creation in 1987. Applying U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our investors with a clear understanding of our financial performance.

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

The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend. This policy was discussed at our 2005 annual shareholders’ meeting. See “Item 10. Additional Information — Memorandum and Articles of Association — Articles of Association — Distribution of Profits (Articles 37, 38, 39 and 40).”

Upon the approval of our Supervisory Board, we plan to announce the proposed agenda for our upcoming annual shareholders’ meeting and the amount of the cash dividend with respect to the year ended December 31, 2007.

In the past five years, we have paid the following dividends:

•	On April 26, 2007, our Shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2007 of $0.30 payable to Dutch Registry Shareholders of record on May 21, 2007 and New York Registry Shareholders of record on May 23, 2007. This dividend was approximately 34% of our earnings in 2006.

•	On April 27, 2006, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2005 of $0.12 per share payable to Dutch Registry Shareholders of record on May 22, 2006 and New York Registry Shareholders of record on May 24, 2006. This dividend was approximately 40% of our earnings in 2005.

•	On March 18, 2005, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2004 of $0.12 per share payable to Dutch Registry Shareholders of record on May 23, 2005 and New York registry shareholders of record on May 25, 2005. This dividend was approximately 18% of our earnings in 2004.

•	On April 23, 2004, our shareholders approved the payment of a cash dividend with respect to the year ended December 31, 2003 of $0.12 per share payable to Dutch Registry shareholders of record on May 21, 2004 and New York registry shareholders of record on May 26, 2004. This dividend was approximately 42% of our earnings for 2003.

•	In 2003, we paid a cash dividend with respect to the year ended December 31, 2002 of $0.08 per share. This dividend was approximately 17% of our earnings for 2002.

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

The tables below indicate the range of the high and low prices in U.S. dollars for the common shares on the New York Stock Exchange, and the high and low prices in Euros for the common shares on Euronext Paris, and the Borsa Italiana annually for the past five years, during each quarter in 2006 and 2007, and monthly for the past 18 months. In December 1994, we completed our Initial Public Offering of 21,000,000 common shares at an initial price to the public of $22.25 per share. On June 16, 1999, we effected a 2-to-1 stock split and on May 5, 2000, we effected a 3-to-1 stock split. The tables below have been adjusted to reflect the split. Each range is based on the highest or lowest rate within each day for common share price ranges for the relevant exchange.

Euronext Paris(1)

	Average Daily Trading
	Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(€)		(€)

Annual Information for the Past Five Years
2003			24.74	15.20
2004			23.81	13.25
2005			15.81	10.83
2006			16.56	11.34
2007	5,430,551		15.61	9.70
Quarterly Information for the Past Two Years
2006
First quarter			16.56	13.98
Second quarter			15.97	11.82
Third quarter			13.91	11.34
Fourth quarter			14.45	13.03
2007
First quarter	5,449,082		15.31	13.57
Second quarter	5,431,749		15.61	13.82
Third quarter	5,350,203		14.64	11.58
Fourth quarter	5,492,462		12.19	9.70
Monthly Information for the Past 18 Months
2006
September	6,107,356	79,814,418	13.91	12.35
October	5,944,635	80,676,802	14.24	13.03
November	5,187,519	71,998,052	14.45	13.20
December	4,750,629	66,096,256	14.36	13.38
2007
January	6,022,753	86,746,809	15.00	13.57
February	5,135,836	75,080,782	15.31	14.13
March	5,160,180	74,086,108	14.75	14.02
April	5,555,233	82,354,867	15.40	14.28
May	6,047,522	87,851,254	15.61	14.24
June	4,674,931	66,646,707	14.61	13.82
July	5,474,539	76,257,845	14.64	12.32
August	5.565,957	69,395,386	13.15	11.85
September	4,965,317	60,445,282	13.10	11.58
October	6,027,143	70,415,373	12.19	11.10
November	5,800,434	63,978,792	11.94	10.03
December	4,488,617	46,194,961	10.83	9.70
2008
January	8,385,124	71,620,389	9.89	7.55
February	7,788,533	64,644,823	8.73	7.74

Sources: Reuters (for monthly high and low prices) and Bloomberg (for average daily trading volumes at average closing prices).

Borsa Italiana (Milan)(1)

	Average Daily Trading
	Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(€)	(€)	(€)

Annual Information for the past five years
2003			24.75	15.21
2004			23.81	13.25
2005			15.82	10.82
2006			16.55	11.33
2007			15.60	9.80
Quarterly Information for the past two years
2006
First quarter			16.55	13.99
Second quarter			15.94	11.81
Third quarter			13.92	11.33
Fourth quarter			14.46	13.07
2007
First quarter			15.32	13.63
Second quarter			15.60	13.82
Third quarter			14.64	11.57
Fourth quarter			12.16	9.80
Monthly Information for the past 18 months
2006
September	11,221,327	146,557,480	13.92	12.35
October	12,183,594	165,369,033	14.25	13.07
November	11,129,232	154,443,388	14.46	13.19
December	8,004,114	111,322,904	14.36	13.37
2007
January	10,773,375	155,258,040	15.00	13.63
February	9,767,322	142,907,639	15.32	14.13
March	8,623,576	124,007,021	14.76	14.02
April	9,225,128	136,842,636	15.40	14.29
May	8,634,820	125,562,443	15.60	14.23
June	5,873361	83,732,310	14.61	13.82
July	6,361,012	88,695,350	14.64	12.30
August	7,254,127	90,597,108	13.13	11.83
September	5,758,327	70,194,586	13.10	11.57
October	6,709,056	78,489,824	12.16	11.08
November	5,512,953	60,869,514	11.92	10.06
December	4,887,232	50,380,846	10.81	9.80
2008
January	10,071,980	86,256,895	9.90	7.65
February	6,982,043	57,925,024	8.73	7.75

Sources: Reuters (for monthly high and low prices) and Bloomberg (for average daily trading volumes at average closing prices).

New York Stock Exchange

	Average Daily Trading
	Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(U.S.$)	(U.S.$)	(U.S.$)

Annual Information for the past five years
2003			28.67	16.67
2004			29.90	16.36
2005			19.47	13.96
2006			19.90	14.55
2007			20.84	14.22
Quarterly Information for the past two years
2006
First quarter			19.90	16.67
Second quarter			19.60	14.83
Third quarter			17.79	14.55
Fourth quarter			18.82	16.50
2007
First quarter			20.18	17.97
Second quarter			20.84	18.55
Third quarter			20.17	15.85
Fourth quarter			17.36	14.22
Monthly Information for the past 18 months
2006
September	1,215,410	20,286,408	17.79	15.75
October	1,363,027	23,423,624	17.82	16.50
November	1,753,133	31,380,252	18.66	16.91
December	1,453,165	26,690,282	18.82	17.85
2007
January 2007	1,611,140	30,090,456	19.40	17.97
February	1,901,586	36,437,396	20.18	18.40
March	1,751,946	33,330,764	19.54	18.41
April	1,984,663	39,793,481	20.84	19.15
May	2,299,235	45,178,923	20.72	19.15
June	2,103,313	40,156,252	19.49	18.55
July	2,203,551	41,951,414	20.17	16.94
August	2,224,766	37,742,679	18.14	15.85
September	1,351,409	22,843,080	17.87	16.05
October	1,534,802	25,551,120	17.36	15.72
November	1,524,103	24,640,399	17.25	14.91
December	1,314,994	19,640,756	15.78	14.22
2008
January	2,171,989	27,444,626	14.35	11.42
February	2,773,272	33,843,628	12.97	11.39

Sources: Reuters (for monthly high and low prices) and Bloomberg (for monthly average daily trading volumes at average closing prices).

At December 31, 2006, there were 899,760,539 common shares outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities and (iii) 10,532,881 common shares repurchased in 2001 and 2002. Of the 899,760,539 common shares outstanding as of December 31, 2007, 89,372,713 or 9.9% were registered in the common share registry maintained on our behalf in New York and

582,683,072 or 64.8% of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris S.A. and on the Borsa Italiana in Milan.

Market Information

Euronext

General

On September 22, 2000, upon successful completion of an exchange offer, the Paris-Bourse(SBF) SA, or the “SBF”, the Amsterdam Stock Exchange and the Brussels Stock Exchange merged to create Euronext, the first pan-European stock exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V. (“Euronext”), a Dutch holding company, and the Portugal Exchange was included in Euronext in January 2002. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA (“Euronext Paris”). Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms but remain listed on their local exchanges. “NSC” is the common Euronext platform for trading and “Clearing 21” for clearing. In addition, Euronext, through Euroclear, anticipates, but not before 2008, implementation of central settlement and custody structure over a common system. In January 2002, Euronext acquired the London International Financial Futures and Options Exchange (“LIFFE”), London’s derivatives market and created Euronext.liffe. Euronext.liffe is the international derivatives business of Euronext, comprising the Amsterdam, Brussels, Lisbon, London and Paris derivatives markets. Euronext.liffe creates a single market for derivatives, by bringing all its derivatives products together on the one electronic trading platform, LIFFE CONNECTtm.

NYSE Group Inc. and Euronext combined in April 2007 to create NYSE Euronext, the world’s largest and first transatlantic stock exchange operator, with six cash equities exchanges in five countries and six derivatives exchange. NYSE Euronext is the group holding company, and NYSE Group Inc. and Euronext are its subsidiaries.

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

Trading in the listed securities of an issuer may be suspended by Euronext Paris if a quoted price exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 5% from a reference price, Euronext may suspend trading (for the portion of the orders which would be traded outside of the 5% threshold) for up to two minutes. The reference price is usually the opening price, or, with respect to the first quoted price of the given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris to take into account available information. Further suspensions for up to four minutes are also possible if the price again varies by more than 5% from a new reference price equal to the price which caused the first trading suspension. If the quoted price of a Continu security varies by more than 2% from the last quoted price, trading may be suspended for up to two minutes. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Autorité des marchés financiers (the “AMF”) (the regulatory authority over French stock exchanges) may also suspend trading.

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

Unless an exemption applies, we are subject to (i) a prohibition from offering securities in the Netherlands without the publication of an approved prospectus (and the same prohibition applies for such offers in other jurisdictions of the European Economic Area (the “EEA”)); (ii) a prohibition of proceeding with any transaction in our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments, in the event where we would possess inside information; and (iii) certain restrictions (related to market manipulation) in repurchasing our shares. Furthermore we are required to inform the Dutch Authority for the Financial Markets (“Autoriteit Financiële Martken”) (the “AFM”) immediately if our issued and outstanding share capital or voting rights change by 1 percent or more since our previous notification. Other changes in our share capital or voting rights need to be notified periodically. Also, the sole member of our Managing Board and the members of our Supervisory Board (unless they have already notified pursuant to the requirements described below in “— Disclosure of Holdings”), certain of their relatives, entities closely related with them and (under certain circumstances) members of senior management must notify the AFM of all transactions conducted on their own account relating to our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments. The AFM keeps a public register of all notifications made pursuant to the FMSA. We must once a year file with the AFM a document containing or referencing all information we were required to make public over the twelve months preceding the publication of our annual accounts under securities rules (Dutch and other) to which we are subject. The provisions of the FMSA regarding statements of holdings in our share capital and voting rights are described below in “— Disclosure of Holdings.”

On October 28, 2007, the Dutch legislation implementing Directive 2004/25/EC on takeover bids (the “Takeover Directive”) entered into force. This new Dutch legislation requires a shareholder who (individually or jointly) obtains control to launch an offer to all of our other shareholders. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, at least 30% of the voting rights in our shareholders’ meeting. The acquisition of control does not require an act of the person who obtains control (e.g., if we repurchase shares as a consequence of which the relative stake of a major shareholder increases (and may result in control having been obtained)).

In the event control is acquired, whether or not by acting in concert, two options exist: (i) either a mandatory offer is launched or (ii) within 30 days the relevant stake is decreased below the 30% voting rights threshold, provided the voting rights have not been exercised during this period and our shares are not sold to a controlling shareholder. The Enterprise Chamber of the Amsterdam Court of Appeal (“Ondernemingskamer”) may extend this period by an additional 60 days.

The new Dutch legislation contains a substantial number of exemptions to the obligation to launch a (mandatory) offer. One of those exemptions is that Stichting Continuïteit ST, an independent foundation, is allowed to cross the 30% voting rights threshold when obtaining our preference shares after the announcement of a public offer, but only for a maximum period of 2 years.

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

Following the opening of Eurolist by EuronextTM, all financial instruments formerly traded on the Premier, the Second and the Nouveau Marché are now distributed between three capitalization compartments, A, B, and C, whose regulations are generally applicable to us. See “Item 9. Listing.”

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

We are required to communicate to the CONSOB and the Borsa Italiana the same information that we are required to disclose to the AMF and the AFM regarding transactions in our securities and any exercise of stock options by our Supervisory Board members and executive officers, as described below.

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

For more information on our Supervisory Board and our Managing Board, see “Item 6. Directors, Senior Management and Employees.”

Adoption of Annual Accounts and Discharge of Management and Supervision Liability (Article 25)

Each year, within four months after the end of our financial year, our Managing Board must prepare our statutory annual accounts, certified by one or several auditors appointed by our shareholders’ meeting and submit them to our shareholders’ meeting for adoption. Within this period and in accordance with the statutory obligations to which we are subject, our Managing Board must make generally available: (i) our statutory annual accounts, (ii) our annual report, (iii) the auditor’s statement, as well as (iv) other annual financial accounting documents which we, under or pursuant to the law, must make generally available together with our statutory annual accounts.

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

Distribution of Profits (Articles 37, 38, 39 and 40)

Subject to certain exceptions, dividends may only be paid out of the profits as shown in our adopted annual accounts. Our profits must first be used to set up and maintain reserves required by Dutch law and our Articles of Association. Our Supervisory Board may, upon proposal of our Managing Board, also establish reserves out of our annual profits. Subsequently, if any of our preference shares are issued and outstanding, preference shareholders shall be paid a dividend, which will be a percentage of the paid up part of the par value of their preference shares. The portion of our annual profits that remains after the establishment or maintenance of reserves and the payment of a dividend to our preference shareholders is at the disposal of our shareholders’ meeting. No distribution may be made to our shareholders when the equity after such distribution is or becomes inferior to the fully-paid share capital, increased by the legal reserves.

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

For the history of dividends paid by us to our shareholders in the past five years, see “Item 8. Financial Information — Dividend Policy.”

Shareholders’ Meetings, Attendance at Shareholders’ Meetings and Voting Rights

Notice Convening the Shareholders’ Meeting (Articles 25, 26, 27, 28 and 29)

Our ordinary shareholders’ meetings are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, the Netherlands. Extraordinary shareholders’ meetings may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend shareholders’ meetings of at least 10% of the total outstanding share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically. In the event that the Managing Board or the Supervisory Board does not convene the shareholders’ meeting within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

We will give notice by mail to registered holders of shares of each shareholders’ meeting, and will publish notice thereof in a national daily newspaper distributed throughout the Netherlands and in at least one daily newspaper in France and Italy, where our shares are also admitted for official quotation. Such notice shall be given no later than eight days prior to the registration date (as described below) though in any event no later than the twenty-first day prior to the day of the meeting and shall either state the business to be considered or state that the agenda is open to inspection by our shareholders and other persons entitled to attend shareholders’ meetings at our offices.

The notice of the shareholders’ meeting must include details on the agenda of the meeting and must indicate that the agenda may be consulted at our registered office, notwithstanding the provisions of Dutch law. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend shareholders’ meetings will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50,000,000 unless we determine that such proposal would conflict with our substantial interests. The requests referred to in the previous two sentences may not be submitted electronically.

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

Attendance at Shareholders’ Meetings and Voting Rights (Articles 30, 31, 32, 33 and 34)

Each share is entitled to one vote.

All shareholders and other persons entitled to attend and to vote at shareholders’ meetings are entitled to attend the shareholders’ meeting either in person or represented by a person holding a written proxy, to address the shareholders’ meeting and, as for shareholders and other persons entitled to vote, to vote, subject to our Articles of

Association. Subject to the approval of our Supervisory Board, our Managing Board may resolve that shareholders and other persons entitled to attend the shareholders’ meetings are authorized to directly take note of the business transactions at the meeting via an electronic means of communication. Our shareholders’ meeting may set forth rules regulating, inter alia, the length of time during which shareholders may speak in the shareholders’ meeting. If there are no such applicable rules, the chairman of the meeting may regulate the time during which shareholders are entitled to speak if desirable for the orderly conduct of the meeting.

Our Managing Board may, subject to the approval of our Supervisory Board, resolve that each person entitled to attend and vote at shareholders’ meetings is authorized to vote via an electronic means of communication, either in person or by a person authorized in writing, provided that such person can be identified via the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the meeting. Our Managing Board may, subject to the approval of our Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be announced in the notice convening the shareholders’ meeting and must be posted on our website.

Unless our Managing and/or Supervisory Board has determined a registration date (as described below), in order to exercise the aforementioned voting rights, shareholders and other persons entitled to attend shareholders’ meetings must notify us in writing of their intention to do so by the date mentioned on the notice of the annual shareholders’ meeting and at the place mentioned on the notice of the shareholders’ meeting. In addition, holders of type II shares must notify us of the number of shares they hold. Type II shares are common shares in the form of an entry in our shareholders register with issue of a share certificate consisting of a main part without dividend coupon. In addition to type II shares, type I shares are available. Type I shares are common shares in the form of an entry in our shareholders register without issue of a share certificate. Type II shares are only available should our Supervisory Board decide. Our preference shares are in the form of an entry in our shareholders register without issue of a share certificate. Shareholders and other persons entitled to attend shareholders’ meetings may only exercise their rights at the shareholders’ meeting for shares from which they can derive said rights both on the day referred to above and on the day of the meeting (as described above).

Our Managing or Supervisory Board may determine that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at a determined date and as such are registered in a register designated by our Managing or Supervisory Board, regardless of who is a shareholder or otherwise a person entitled to attend shareholders’ meetings at the time of the meeting if a registration date as referred to in our Articles of Association had not been determined. The registration date cannot be set earlier than on the thirtieth day prior to the meeting. In the notice convening the shareholders’ meeting the time of registration must be mentioned as well as the manner in which shareholders and other persons entitled to attend shareholders’ meetings can register themselves and the manner in which they can exercise their rights.

If and to the extent that our Managing or Supervisory Board determine a registration date (as described above), it may also resolve that persons entitled to attend and vote at shareholders’ meetings may vote via an electronic means of communication determined by our Managing or Supervisory Board within a period to be set by our Managing or Supervisory Board prior to our shareholders’ meeting, which period cannot commence earlier than the registration date (as described above). Votes cast in accordance with the provisions of the preceding sentence are equal to votes cast at our shareholders’ meeting.

We shall send a card of admission to the meeting to shareholders and other persons entitled to attend shareholders’ meetings who have notified us of their intention to attend or, if applicable, we will provide access to the electronic means of communication for the purpose of directly taking note of the business transacted at the meeting. Shareholders and other persons entitled to attend meetings of shareholders may be represented by proxies with written authorization, which must be shown for admittance to the meeting. All matters regarding admittance to the shareholders’ meeting, the exercise of voting rights and the result of voting, as well as any other matters regarding the business of the shareholders’ meeting, shall be decided upon by the chairman of that meeting, in accordance with the requirements of Section 13 of the Dutch Civil Code.

Our Articles of Association allow for separate meetings for holders of common shares and for holders of preference shares. At a meeting of holders of preference shares at which the entire issued capital of shares of such class is represented, valid resolutions may be adopted even if the requirements in respect of the place of the meeting and the giving of notice have not been observed, provided that such resolutions are adopted by unanimous vote. Also, valid resolutions of preference shareholder meetings may be adopted outside a meeting if all persons entitled to vote on our preference shares indicate in writing that they vote in favor of the proposed resolution, provided that no depositary receipts for preference shares have been issued with our cooperation. Our managing board may, subject to the approval of our Supervisory Board, resolve that written resolutions may be adopted via an electronic means of communication. Our Managing Board may, subject to the approval of our Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be notified in writing to all holders of preference shares and other persons entitled to vote on our preference shares.

Authority of the Shareholders’ Meeting (Articles 12, 16, 19, 25, 28 and 41)

Our shareholders’ meeting decides upon (i) the discharge of the members of our Managing Board for their management during the past financial year and the discharge of the members of our Supervisory Board for their supervision during the past financial year; (ii) the adoption of our statutory annual accounts and the distribution of dividends; (iii) the appointment of the members of our Supervisory Board and our Managing Board; and (iv) any other resolutions listed on the agenda by our Supervisory Board, our Managing Board or our shareholders and other persons entitled to attend shareholders’ meetings.

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

Share Capital as of December 31, 2007

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

As of December 31, 2007, we had issued 910,293,420 of our common shares, representing issued share capital of approximately €947 million.

At December 31, 2007, there were 899,760,539 common shares outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities and (iii) 10,532,881 common shares repurchased in 2001 and 2002, as compared to 897,395,042 common shares outstanding as of December 31, 2006. As of December 31, 2007, the book value of our common shares held by us or our subsidiaries was approximately $274 million and the face value was approximately €11 million. As of December 31, 2007 options to acquire approximately 47 million common shares were outstanding. In addition, there were approximately 10 million of non-vested shares. No preference shares have been issued to date.

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

Non-issued Authorized Share Capital as of December 31, 2007

Non-issued authorized share capital, which is different from issued share capital, allows us to proceed with capital increases excluding the preemptive rights, upon our Supervisory Board’s decision, within the limits of the authorization granted by our shareholders’ meeting of April 26, 2007. Such a decision can be taken to allow us to benefit from the best conditions offered by the international capital markets in our interest and that of all of our shareholders. In the past, particularly in 1994, 1995, and 1998, we proceeded with capital increases, upon the single decision of our Supervisory Board, to accompany sales of our shares made by our shareholders. However, it is not possible to predict if we will request such an authorization again and at what time and under what conditions. The impact of any future capital increases within the limit of our authorized share capital, upon the decision of our Supervisory Board acting on the delegation granted to it by our shareholders’ meeting, cannot therefore be evaluated.

Other Securities Giving Access to Our Share Capital as of December 31, 2007

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

Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on April 26, 2007, our Supervisory Board has been authorized for a period of five years to resolve to (i) issue any number of common shares and/or preference shares as comprised in our authorized share capital from time to time; (ii) to fix the terms and conditions of share issuance; (iii) to exclude or to limit preemptive rights of existing shareholders; and (iv) to grant rights to subscribe for common shares and/or preference shares, all for a period of five years from the date of such annual shareholders’ meeting.

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

We may issue preference shares in certain circumstances. On November 27, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”), and to terminate a substantially similar option agreement dated May 31, 1999, as amended, between us and ST Holding II. On February 7, 2007, the May 31, 1999 option agreement, as amended, was terminated by mutual consent by ST Holding II and us and the new option agreement with the Stichting became effective on the same date. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares, the same number as the May 31, 1999 option agreement, as amended. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. See “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders — Shareholders’ Agreements — Preference Shares.”

The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking action as considered hostile by our Managing Board and Supervisory Board. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our shareholder structure and our preference shares may deter a change of control.”

No preference shares have been issued to date and therefore none are currently outstanding.

Changes to Our Share Capital and Stock Option Grants

				Cumulative		Nominal Value	Amount of
			Nominal	Amount of	Cumulative	of Increase/	Issue	Cumulative —
		Number of	Value	Capital	Number of	Reduction in	Premium	Issue Premium
Year	Transaction	Shares	(Euro)	(Euro)	Shares	Capital	(Euro)	(Euro)

March 29, 2003	Exercise of options Exercise of options and employee stock	91,146	1.04	937,055,288	901,014,700	94,792	404,011	1,676,187,762
June 28, 2003	purchases	217,490	1.04	937,281,478	901,232,190	226,190	2,075,922	1,678,263,684
September 27, 2003	Exercise of options	903,283	1.04	938,220,892	902,135,473	939,414	10,857,587	1,689,121,271
December 31, 2003	Exercise of options	634,261	1.04	938,880,523	902,769,734	659,631	4,458,391	1,693,579,662
March 27, 2004	Exercise of options	1,964,551	1.04	940,923,656	904,734,285	2,043,133	9,048,811	1,702,628,473
June 26, 2004	Exercise of options	84,740	1.04	941,011,786	904,819,025	88,130	1,640,712	1,704,269,185
September 25, 2004	Exercise of options	65,990	1.04	941,080,416	904,885,015	68,630	605,542	1,704,874,727
September 25, 2004	Bonds conversion	101	1.04	941,080,521	904,885,116	105	7,006	1,704,881,733
December 31, 2004	Exercise of options	422,120	1.04	941,519,525	905,307,236	439,005	4,021,536	1,708,903,269
December 31, 2004	LYONs conversion	1,761	1.04	941,521,357	905,308,997	1,831	46,225	1,708,949,494
April 2, 2005	Exercise of options	63,270	1.04	941,587,158	905,372,267	65,801	571,525	1,709,521,019
April 2, 2005	LYONs conversion	59	1.04	941,587,219	905,372,326	61	1,448	1,709,522,467
June 2, 2005	Exercise of options	145,454	1.04	941,738,491	905,517,780	151,272	1,436,236	1,710,958,703
October 1, 2005	Exercise of options	2,079,369	1.04	943,901,035	907,597,149	2,162,544	21,629,617	1,732,651,320
December 31, 2005	Exercise of options	227,130	1.04	944,137,250	907,824,279	236,215	2,062,234	1,734,713,554
April 1, 2006	Exercise of options	201,340	1.04	944,346,644	908,025,619	209,394	2,360,525	1,737,074,079
July 1, 2006	Exercise of options	1,398,210	1.04	945,800,782	909,423,829	1,454,138	9,009,053	1,746,083,132
September 30, 2006	Exercise of options	731,904	1.04	946,561,962	910,155,733	761,180	8,447,102	1,754,530,234
December 31, 2006	Exercise of options	2,200	1.04	946,564,250	910,157,933	2,288	2,420	1,754,532,654
March 31, 2007	Exercise of options	26,050	1.04	946,591,342	910,183,983	27,092	352,478	1,754,885,132
June 30, 2007	Exercise of options	105,117	1.04	946,700,664	910,289,100	109,322	1,315,306	1,756,200,438
September 29, 2007	Exercise of options	4,320	1.04	946,705,157	910,293,420	4,493	54,544	1,756,254,982
December 31, 2007	Exercise of options	0	1.04	946,705,157	910,293,420	0	0	1,756,254,982

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

Acquisition of Shares in Our Own Share Capital (Article 5)

We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders’ equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the shareholders’ meeting has authorized our Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are not subject to any acquisition price conditions, except as described below.

Our Articles of Association have been amended effective as of May 5, 2000, implementing a resolution of our shareholders’ meeting held on April 26, 2000, to provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of the annual shareholders’ meeting.

In 2001, we acquired 9.4 million of our common shares, and in May 2002, we acquired an additional 4.0 million of our common shares to fund attributions of stock options to managers and employees pursuant to our 2001 Stock Option Plan, which was adopted by our shareholders’ meeting on April 25, 2001. As a result of these two repurchases and disposals after these repurchases, as of December 31, 2007, we held 10,532,881 million of our common shares in treasury. We may in the future proceed with additional repurchases of our common shares to fund further attributions of stock-based compensation pursuant to the 2001 plan.

Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on April 26, 2007, our Managing Board was authorized to acquire for a consideration on a stock exchange or otherwise up to such a number of fully paid-up common shares and/or preference shares in our share capital as is permitted by law and our Articles of Association as per the moment of such acquisition for a price (i) per common share which at such moment is within a range between the par value of a common share and 110% of the share price per common share on Eurolist by Euronexttm Paris, the NYSE or Borsa Italiana, whichever at such moment is the highest, and (ii) per preference share which is calculated in accordance with article 5 paragraph 5 of our Articles of Association, being the amount paid up on the relevant preference shares increased with the accrued but unpaid dividend up to and including the date of repurchase of the relevant preference shares, all subject to the approval of our Supervisory Board, for a period of eighteen months as of the date of our 2007 annual shareholders’ meeting.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of December 31, 2007:

						Nominal
				Cumulative		Value of	Amount of
			Nominal	Amount of	Cumulative	Increase/	Issue	Cumulative
		Number of	Value	Capital	Number of	Reduction	Premium	Issue Premium
Year	Transaction	Shares	(Euro)	(Euro)	Shares	in Capital	(Euro)	(Euro)

December 31, 2005	Conversion of bonds	59	1.04	941,521,418	905,309,056	61	1,448	1,708,950,942
December 31, 2005	Exercise of options	2,515,223	1.04	944,137,250	907,824,279	2,615,832	25,762,612	1,734,713,554
December 31, 2006	Exercise of options	2,333,654	1.04	946,564,250	910,157,933	2,427,000	19,819,100	1,754,532,654
December 31, 2007	Exercise of options	135,487	1.04	946,705,147	910,293,420	140,907	1,722,328	1,756,254,982

The following table summarizes the amount of stock options and awards authorized to be granted, exercised, cancelled and expired and outstanding as of December 31, 2007:

Employees Stock Options

	1995 Plan	2001 Plan	Total

Remaining amount authorized to be granted	0	0	0
Amount exercised (stock options) or vested (stock awards)	14,523,601	141,537	14,665,138
Amount cancelled and expired	11,091,608	7,292,743	18,384,351
Amount outstanding	5,946,732	40,299,903	46,246,635

Employees Unvested Share Awards

	2005 Plan	2006 Plan	2007 Plan	Total

Remaining amount authorized to be granted	0	0	323,710	323,710
Amount vested	1,676,653	1,190,466	0	2,867,119
Amount cancelled	1,571,981	238,725	73,490	1,884,196
Amount outstanding	911,281	3,702,449	5,702,800	10,316,530

Supervisory Board and Professionals Stock Options

	Supervisory Board and Professionals
	1999	2002	Total

Remaining amount authorized to be granted	0	0	0
Amount exercised	18,000	0	18,000
Amount cancelled and expired	234,000	48,000	282,000
Amount outstanding	171,000	348,000	519,000

Supervisory Board and Professionals Unvested Share Awards

	Supervisory Board and Professionals
	2005	2006	2007	Total

Remaining amount authorized to be granted	0	0	0	0
Amount vested	34,000	17,000	0	51,000
Amount cancelled	15,000	15,000	22,500	52,500
Amount outstanding	17,000	34,000	142,500	193,500

No options were granted in 2007.

In line with the resolutions of our 2005 annual shareholders’ meeting, we have transitioned our stock-based compensation plans from stock-option grants to non-vested stock awards. Pursuant to the shareholders’ resolutions adopted by our 2007 annual shareholders’ meeting, our Supervisory Board, upon the recommendation of the Compensation Committee, approved the terms and conditions of the 2007 Supervisory Board Stock-Based Compensation Plan for members and professionals, which resulted in a $18 million charge in 2007.

We intend to use 6 million of our shares held by us in treasury (out of the approximately 10.5 million currently available) to cover the six million non-vested stock awards granted to our employees in 2007 as well as the granting of up to 100,000 non-vested shares to the sole member of our Managing Board that was also approved by shareholders at the 2007 annual shareholders’ meeting.

Following these decisions, and the grant of additional unvested shares as part of the 2006 Employee plan, the share-based compensation plans generated a total additional charge in our consolidated statements of income of 2007 of $20 million pre-tax. This charge corresponded to the compensation expense to be recognized for the non-vested stock awards from the grant date over the vesting period. The vesting of the awards depends on the following performance achievement: (i) one-third if the evolution of our sales for 2007 compared to 2006 is equal to or greater than the evolution of the sales of top ten semiconductor companies; (ii) one-third if our actual return on net assets achieved in 2007 is equal to or higher than our target as per 2007 budget and (iii) one-third if the evolution of our operating profit excluding restructuring charges as expressed as a percentage of sales for 2007 compared to 2006 is equal to or greater than the evolution of operating income excluding restructuring charges as expressed as a percentage of sales of the top ten semiconductor companies.

Limitations on Right to Hold or Vote Shares

There are currently no limitations imposed by Dutch law or by our Articles of Association on the right of non-resident holders to hold or vote the shares.

Material Contracts

The only material contract that we have entered into during the last two years, other than those entered into in the ordinary course of business, relates to the Numonyx transaction.

Exchange Controls

None.

Taxation

Dutch Taxation

This is a general summary and the tax consequences as described here may not apply to a holder of common shares. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of common shares in his particular circumstances.

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of common shares. It does not consider every aspect of taxation that may be relevant to a particular holder of common shares under special circumstances or who is subject to special treatment under applicable law. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. This summary also assumes that we are organized, and that our business will be conducted, in the manner as outlined in this Form 20-F. A change to such organizational structure or to the manner in which we conduct our business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands on the date of this Form 20-F. The law upon which this summary is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

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

(b) your common shares and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment or membership of a management board (bestuurder) or a supervisory board (commissaris);

(c) your common shares do not form part of a substantial interest or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet Inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise;

(d) if you are not an individual, no part of the benefits derived from your common shares is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de Vennootschapsbelasting 1969); and

(e) you are not an entity that is resident in a Member State of the European Union and that is not subject to a tax on profits levied there.

Generally, if a person holds an interest in us, such interest forms part of a substantial interest or a deemed substantial interest in us if any one or more of the following circumstances is present:

1. Such person alone or, if he is an individual, together with his partner (partner, as defined in Article 1.2 of the Dutch Income Tax Act 2001 (Wet Inkomstenbelasting 2001)), if any, owns, directly or indirectly, a number of shares in us representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or profit participating certificates (winstbewijzen) relating to 5% or more of our annual profit or to 5% or more of our liquidation proceeds.

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

If you are a Non-resident holder of common shares you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from common shares, including any capital gain realized on the disposal thereof, except if

1. (i) you derive profits from an enterprise as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual and; (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands; and (iii) your common shares are attributable to such enterprise; or

2. you are an individual and you derive benefits from common shares that are taxable as benefits from miscellaneous activities in the Netherlands. You may, inter alia, derive benefits from common shares that are taxable as benefits from miscellaneous activities if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child that is under eighteen years of age, even if the child is resident in the Netherlands, are attributed to the parent who exercises the authority over the child, regardless of whether the child is resident in the Netherlands or abroad.

Dividend withholding tax

Dividends distributed by us are generally subject to a withholding tax imposed by the Netherlands at a rate of 15%.

The concept “dividends distributed by us” as used in this section “Dutch Taxation” includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•	the par value of shares issued by us to a holder of common shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

If a Non-resident holder of common shares is resident in the Netherlands Antilles or Aruba or in a country that has concluded a double taxation treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk). A holder of common shares who receives proceeds therefrom shall not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in common shares or similar instruments, comparable to its interest in common shares prior to the time the composite transaction was first initiated.

In addition, a Non-resident holder of common shares that is not an individual and that is resident in a Member State of the European Union is entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

1. it takes one of the legal forms listed in the Annex to the EU Parent Subsidiary Directive (Directive 90/435/EEC, as amended) or a legal form designated by ministerial decree;

2. any one or more of the following threshold conditions are satisfied:

a. at the time the dividend is distributed by us, it holds shares representing at least 5% of our nominal paid up capital; or

b. it has held shares representing at least 5% of our nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by us, provided that such period ended after December 31, 2006; or

c. it is connected with us within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act; or

d. an entity connected with it within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act holds at the time the dividend is distributed by us, common shares representing at least 5% of our nominal paid up capital;

3. it is subject to the tax levied in its country of residence as meant by article 2, paragraph 1, letter c of the EU Parent Subsidiary Directive (Directive 90/435/EEC, as amended) without the possibility of an option or of being exempt; and

4. it is not considered to be resident outside the Member States of the European Union under the terms of a double taxation treaty concluded with a third State.

The exemption from dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the Non-resident holder of common shares, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from dividend withholding tax will only be available to the beneficial owner of dividends distributed by us. If a Non-resident holder of common shares is resident in a Member State of the European Union with which the Netherlands has concluded a double taxation treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if such holder owns 5% of the voting rights in us.

The convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “U.S./NL Income Tax Treaty”) provides for an exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. In such case, a refund may be obtained of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefor.

Reduction.  If we receive a profit distribution from a qualifying foreign entity, or a repatriation of qualifying foreign branch profit, that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, we may be entitled to a reduction of the amount of Dutch dividend withholding tax that must be paid to the Dutch tax authorities in respect of dividends distributed by us. Such reduction is the lesser of:

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

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by the holder of common shares in respect of or in connection with the subscription, issue, placement, allotment, delivery of common shares, the delivery and/or enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands of the documents relating to the issue of common shares or the performance by us of our obligations thereunder, or in respect of or in connection with the transfer of common shares.

United States Federal Income Taxation

The following discussion is a general summary of the material U.S. federal income tax consequences to a U.S. holder (as defined below) of the ownership and disposition of our common shares. You are a U.S. holder only if you are a beneficial owner of common shares:

•	that is, for U.S. federal income tax purposes, (a) a citizen or individual resident of the United States, (b) a U.S. domestic corporation or a domestic entity taxable as a corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

•	that owns, directly, indirectly or by attribution, less than 10% of our voting power or outstanding share capital;

•	that holds the common shares as capital assets;

•	whose functional currency for U.S. federal income tax purposes is the U.S. dollar;

•	that is a resident of the United States and not also a resident of the Netherlands for purposes of the U.S./NL Income Tax Treaty;

•	that is entitled, under the “limitation on benefits” provisions contained in the U.S./NL Income Tax Treaty, to the benefits of the U.S./NL Income Tax Treaty; and

•	that does not have a permanent establishment or fixed base in the Netherlands.

This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances. Also, it does not address holders that may be subject to special rules including, but not limited to, U.S. expatriates, tax-exempt organizations, persons subject to the alternative minimum tax, banks, securities broker-dealers, financial institutions, regulated investment companies, insurance companies, traders in securities who elect to apply a mark-to-market method of accounting, persons holding our common shares as part of a straddle, hedging or conversion transaction, or persons who acquired common shares pursuant to the exercise of employee stock options or otherwise as compensation. Because this is a general summary, you are advised to consult your own tax advisor with respect to the U.S. federal, state, local and applicable foreign tax consequences of the ownership and disposition of our common shares. In addition, you are advised to consult your own tax advisor concerning whether you are entitled to benefits under the U.S./NL Income Tax Treaty.

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

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S./NL Income Tax Treaty, judicial decisions, administrative pronouncements and existing, temporary and proposed Treasury regulations as of the date of this Form 20-F, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

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

Subject to applicable limitations, Dutch taxes withheld from a distribution paid to you at a rate not exceeding the rate provided in the U.S./NL Income Tax Treaty will be eligible for credit against your U.S. federal income tax liability. As described in “— Taxation — Dutch Taxation” above, under limited circumstances we may be permitted to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands. If we withhold an amount from dividends paid to you that we then are not required to remit to any taxing authority in the Netherlands, the amount in all likelihood would not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares generally will constitute “passive category income” or in the case of certain U.S. holders, “general category income.” The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a U.S. holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. You should consult your own tax advisor to determine whether and to what extent a credit would be available to you.

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently at a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, “qualified dividend income” generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including either that (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States (such as the U.S./NL Income Tax Treaty) which provides for the exchange of information. We currently believe that dividends paid by us with respect to our common shares should constitute “qualified dividend income” for U.S. federal income tax purposes; however, this is a factual matter and subject to change. You are urged to consult your own tax advisor regarding the availability to you of a reduced dividend tax rate in light of your own particular situation.

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

Passive Foreign Investment Company Status

We believe that we will not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2007 and do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY US WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC’S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE OR THROUGH THE INTERNET AT HTTP://WWW.SEC.GOV. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT- SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

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

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term convertible bonds (with a fixed rate) and floating rate senior bonds whose rate is fixing quarterly at LIBOR + 40bps. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%. We also have $250 million of restricted cash at fixed rate (Hynix Semiconductor-ST JV) partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.

We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, invested as term deposits and FRN marketable securities and, as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. These FRN have a par value of $1,017 million, are classified as available-for-sale and are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. The change in fair value of these instruments amounting to approximately $3 million for the year ended December 31, 2007.

Since May 2006, we have granted a specific mandate to a global financial institution to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In mid-2007, we became aware that the managing financial institution had deviated from its specific authorization and that we had been credited with investments in unauthorized auction rate securities. We have started an arbitration proceeding against the global financial institution that purchased the unauthorized securities for our account and we intend to pursue our claim vigorously. On December 31, 2007, we considered the decline in fair value of these auction rate securities as “Other-than-temporary” and charged the relevant impairment in the fourth quarter consolidated statements of income. Recent credit concerns arising in the capital markets have reduced the ability to liquidate auction rate securities that we classify as available for sale securities on our consolidated balance sheet. As of December 31, 2007, we had auction rate securities with a par value of $415 million. These securities represent interest in collateralized obligations and other commercial obligations. In the fourth quarter of 2007, we recorded in “Other-than-temporary” impairment charges of $46 million to reduce the value of these securities to their estimated fair value. The fair value of these securities has been evaluated on the basis of the weighted average of available information: (i) from publicly available indexes of securities with the same rating and comparable/similar underlying collaterals or industries exposure and (ii) using “mark to market” bids and “mark to model” valuations received from the structuring financial institutions of the outstanding auction rate securities. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. After the judgment for the $46 million impairment charge recorded in the year ended December 31, 2007, our auction rate securities have, therefore, an estimated fair value of approximately $369 million as of December 31, 2007. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash equivalents, marketable securities, debt obligations, and other significant financial instruments as of December 31, 2007. The information below should be read in conjunction with Note 27 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

								Fair Value at
								December 31,
	Total	2008	2009	2010	2011	2012	Thereafter	2007

Assets:
Cash and cash equivalents	1,855							1,855
Average interest rate	4.75%
Current marketable securities	1,014							1,014
Average interest rate	4.96%
Non current marketable securities	369							369
Average interest rate	5.81%
Short-term deposits
Average interest rate
Restricted Cash	250							250
Average interest rate	6.06%
Long-term debt:
Fixed rate	2,220	103	114	60	1,053	41	849	2,220
Average interest rate	3.35%	3.93%	4.40%	3.69%	1.62%	4.37%	5.21%

Amounts in Millions
of U.S. Dollars

Long-term debt by currency as of December 31, 2007:
U.S. dollar	1,313
Euro	907

Total in U.S. dollars	2,220

Amounts in Millions
of U.S. Dollars

Long-term debt by currency as of December 31, 2006:
U.S. dollar	1,242
Euro	818
Singapore dollar	65
Other currencies	5

Total in U.S. dollars	2,130

The following table provides information about our FX forward contracts and FX currency options at December 31, 2007 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AS AT DECEMBER 31, 2007

				Notional Amount	Average Rate	Fair Value

Buy	EUR	Sell	USD	483	1.4	12
Buy	USD	Sell	CAD	8	1.0	0
Buy	JPY	Sell	EUR	9	163.0	0
Buy	INR	Sell	USD	28	39.7	0
Buy	USD	Sell	JPY	19	112.7	0
Buy	JPY	Sell	USD	1	112.5	0
Buy	SGD	Sell	USD	108	1.4	0
Buy	MYR	Sell	USD	30	3.3	0
Buy	GBP	Sell	USD	41	2.0	0
Buy	SEK	Sell	USD	8	6.4	0
Buy	CZK	Sell	USD	1	18	0
Buy	TND	Sell	USD	1	1.2	0

				737		12

The following table provides information about our FX forward contracts and FX currency options at December 31, 2006 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AS AT DECEMBER 31, 2006

				Notional Amount	Average Rate	Fair Value

Buy	EUR	Sell	USD	594	1.3	12
Buy	USD	Sell	CAD	8	1.2	0
Buy	JPY	Sell	EUR	11	153.1	0
Buy	INR	Sell	USD	27	45.2	0
Buy	USD	Sell	JPY	20	117.5	0
Buy	JPY	Sell	USD	1	117.4	0
Buy	SGD	Sell	USD	74	1.5	1
Buy	MYR	Sell	USD	27	3.5	0
Buy	GBP	Sell	USD	43	2.0	0
Buy	CHF	Sell	USD	9	1.2	0
Buy	SEK	Sell	USD	11	6.7	0

				825		13

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (Disclosure Controls) as of the end of the period covered by this Form 20-F. The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report which is set forth below.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, the company’s implementation of the controls and their effect on the information generated for use in this Form 20-F. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. Many of the components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Form 20-F, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to STMicroelectronics and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed our internal control over financial reporting as of December 31, 2007, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment was supported by testing performed by our Internal Audit organization.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in Item 15 of this Form 20-F.

Attestation Report of the Registered Public Accounting Firm

Please see the “Report of Independent Registered Accounting Firm” included in our Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by the Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has concluded that Tom de Waard, a member of our Audit Committee and an independent member of our Supervisory Board qualified as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

		Percentage of		Percentage of
	2007	Total Fees	2006	Total Fees

Audit Fees
Statutory audit, certification, audit of individual and Consolidated Financial Statements	$5,758,230	97%	$4,866,174	92%
Audit-related fees	$194,940	3%	404,639	8%
Non-audit Fees
Tax compliance fees	—		—
Other fees	—		—

Total	$5,953,170	100%	$5,270,813	100%

Audit Fees consist of fees billed for the annual audit of our company’s Consolidated Financial Statements, the statutory audit of the financial statements of the Company’s subsidiaries and consultations on complex accounting issues relating to the annual audit. Audit Fees also include services that only our independent auditor can reasonably provide, such as comfort letters and carve-out audits in connection with strategic transactions, certain regulatory-required attest and certifications letters, consents and the review of documents filed with U.S., French and Italian stock exchanges.

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

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for selecting the independent registered public accounting firm to be employed by us to audit our financial statements, subject to ratification by the Supervisory Board and approval by our shareholders for appointment. Our Audit Committee also assumes responsibility (in accordance with Dutch law) for the retention, compensation, oversight and termination of any independent auditor employed by us. We adopted a policy (the “Policy”), which was approved in advance by our Audit Committee, for the pre-approval of audit and permissible non-audit services provided by our independent auditors (PricewaterhouseCoopers). The Policy defines those audit-related services eligible to be approved by the Audit Committee.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Maximum Number
			Total Number of	of Securities that
	Total Number of		Securities Purchased	May yet be
	Securities	Average Price Paid	as Part of Publicly	Purchased Under
Period	Purchased	per Security	Announced Programs	the Programs

2007-01-01 to 2007-01-31	—	—	—	—
2007-02-01 to 2007-02-28	—	—	—	—
2007-03-01 to 2007-03-31	—	—	—	—
2007-04-01 to 2007-04-30	—	—	—	—
2007-05-01 to 2007-05-31	—	—	—	—
2007-06-01 to 2007-06-30	—	—	—	—
2007-07-01 to 2007-07-31	—	—	—	—
2007-08-01 to 2007-08-31	—	—	—	—
2007-09-01 to 2007-09-30	—	—	—	—
2007-10-01 to 2007-10-31	—	—	—	—
2007-11-01 to 2007-11-30	—	—	—	—
2007-12-01 to 2007-12-31	—	—	—	—

We currently hold 10,532,881 of our common shares in treasury pursuant to repurchases made in prior years. We did not purchase any common shares in 2007. We have not announced any additional repurchase programs.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	Amended and Related Articles of Associations of STMicroelectronics N.V., dated May 15, 2007, as approved by the annual general meeting of Shareholders on April 26, 2007.
4.1	The master agreement by and between STMicroelectronics N.V., Intel Corporation, Redwood Blocker S.A.R.L., and Francisco Partners II (Cayman) L.P. dated May 22, 2007 (incorporated by reference to Form 6-K of STMicroelectronics N.V. filed on August 3, 2007).
4.2	Form of ST Asset Contribution Agreement (incorporated by reference to Form 6-K of STMicroelectronics N.V. filed on August 3, 2007).
8.1	Subsidiaries and Equity Investments of the Company.
12.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., and Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
14(a)	Consent of Independent Registered Public Accounting Firm.

CERTAIN TERMS

ADSL	Assymmetrical digital subscriber line

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CAD	computer aided design

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

CPE	customer premises equipment

DMOS	diffused metal-on silicon oxide semiconductor

DRAM	dynamic random access memory

DSL	digital subscriber line

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

G-bit	gigabit

GPRS	global packet radio service

GPS	global positioning system

GSM	global system for mobile communications

GSM/GPRS	European standard for mobile phones

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

K-bit	kilobit

LAN	local area network

M-bit	megabit

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

MPEG	motion picture experts group

ODM	original design manufacturer

OEM	original equipment manufacturer

OTP	one-time programmable

PFC	power factor corrector

PROM	programmable read-only memory

PSM	programmable system memories

RAM	random access memory

RF	radio frequency

RISC	reduced instruction set computing

ROM	read-only memory

SAM	serviceable available market

SCR	silicon controlled rectifier

SLIC	subscriber line interface card

SMPS	switch-mode power supply

SoC	system-on-chip

SRAM	static random access memory

SNVM	serial nonvolatile memories

TAM	total available market

USB	universal serial bus

VIPpowertm	vertical integration power

VLSI	very large scale integration

XDSL	digital subscriber line

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 3, 2008	By: /s/ Carlo Bozotti Carlo Bozotti President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 18 on page 155 of this 2007 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 18 on page 155 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting, appearing on page 151 of this 2007 Annual Report to Shareholders on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2005 and the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable

With offices in Aarau, Basel, Berne, Chur, Geneva, Lausanne, Lugano, Lucerne, Neuchâtel, Sitten, St. Gallen, Thun, Winterthur, Zug and Zurich, PricewaterhouseCoopers AG is a provider of auditing services and tax, legal and business consultancy services. PricewaterhouseCoopers AG is a partner in a global network of companies that are legally independent of one another and is located in some 150 countries throughout the world.

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

PricewaterhouseCoopers SA

Michael Foley	Felix Roth

Geneva, March 3, 2008

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME
In million of U.S. dollars except per share amounts

	Twelve Months Ended
	(audited)	(audited)	(audited)
	December 31,	December 31,	December 31,
	2007	2006	2005

Net sales	9,966	9,838	8,876
Other revenues	35	16	6

Net revenues	10,001	9,854	8,882
Cost of sales	(6,465)	(6,331)	(5,845)

Gross profit	3,536	3,523	3,037
Selling, general and administrative	(1,099)	(1,067)	(1,026)
Research and development	(1,802)	(1,667)	(1,630)
Other income and expenses, net	48	(35)	(9)
Impairment, restructuring charges and other related closure costs	(1,228)	(77)	(128)

Operating income (loss)	(545)	677	244
Other -than-temporary impairment charge on financial assets	(46)	—	—
Interest income, net	83	93	34
Earnings (loss) on equity investments	14	(6)	(3)

Income (loss) before income taxes and minority interests	(494)	764	275
Income tax benefit (expense)	23	20	(8)

Income (loss) before minority interests	(471)	784	267
Minority interests	(6)	(2)	(1)

Net income (loss)	(477)	782	266

Earnings (loss) per share (Basic)	(0,53)	0,87	0,30

Earnings (loss) per share (Diluted)	(0,53)	0,83	0,29

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS
In million of U.S. dollars

	As at
	December 31,	December 31,
	2007	2006
	(Audited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	1,855	1,659
Marketable securities	1,014	764
Short-term deposits	—	250
Trade accounts receivable, net	1,605	1,589
Inventories, net	1,354	1,639
Deferred tax assets	205	187
Assets held for sale	1,017	—
Other receivables and assets	612	498

Total current assets	7,662	6,586

Goodwill	290	223
Other intangible assets, net	238	211
Property, plant and equipment, net	5,044	6,426
Long-term deferred tax assets	237	124
Equity investments	—	261
Restricted cash for equity investments	250	218
Non-current marketable securities	369	—
Other investments and other non-current assets	182	149

	6,610	7,612

Total assets	14,272	14,198

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts	—	—
Current portion of long-term debt	103	136
Trade accounts payable	1,065	1,044
Other payables and accrued liabilities	744	664
Deferred tax liabilities	11	7
Accrued income tax	154	112

Total current liabilities	2,077	1,963

Long-term debt	2,117	1,994
Reserve for pension and termination indemnities	323	342
Long-term deferred tax liabilities	14	57
Other non-current liabilities	115	43

	2,569	2,436

Total liabilities	4,646	4,399

Commitment and contingencies
Minority interests	53	52

Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,293,420 shares issued, 899,760,539 shares outstanding)	1,156	1,156
Capital surplus	2,097	2,021
Accumulated result	5,274	6,086
Accumulated other comprehensive income	1,320	816
Treasury stock	(274)	(332)

Shareholders’ equity	9,573	9,747

Total liabilities and shareholders’ equity	14,272	14,198

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In million of U.S. dollars

	Twelve Months Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	(Audited)	(Audited)	(Audited)

Cash flows from operating activities:
Net income (loss)	(477)	782	266
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,413	1,766	1,944
Amortization of discount on convertible debt	18	18	5
Other non-cash items	155	50	10
Minority interest in net income of subsidiaries	6	2	1
Deferred income tax	(148)	(74)	(31)
Earnings (loss) on equity investments	(14)	6	3
Impairment, restructuring charges and other related closure costs, net of cash payments	1,173	1	72
Changes in assets and liabilities:
Trade receivables, net	2	(104)	(117)
Inventories, net	24	(161)	(174)
Trade payables	19	36	(71)
Other assets and liabilities, net	17	169	(110)

Net cash from operating activities	2,188	2,491	1,798

Cash flows from investing activities:
Payment for purchase of tangible assets	(1,140)	(1,533)	(1,441)
Payment for purchase of marketable securities	(708)	(864)	—
Proceeds from sale of marketable securities	101	100	—
Investment in short-term deposits	—	(903)	—
Proceeds from matured short-term deposits	250	653	—
Restricted cash for equity investments	(32)	(218)	—
Investment in intangible and financial assets	(208)	(86)	(49)
Proceeds from the sale of Accent subsidiary	—	7	—
Capital contributions to equity investments	—	(213)	(38)

Net cash used in investing activities	(1,737)	(3,057)	(1,528)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	102	1,744	50
Repayment of long-term debt	(125)	(1,522)	(110)
Decrease in short-term facilities	—	(12)	(47)
Capital increase	2	28	35
Dividends paid	(269)	(107)	(107)
Dividends paid to minority interests	(6)
Other financing activities	—	1	1

Net cash from (used in) financing activities	(296)	132	(178)

Effect of changes in exchange rates	41	66	(15)

Net cash increase (decrease)	196	(368)	77

Cash and cash equivalents at beginning of the period	1,659	2,027	1,950

Cash and cash equivalents at end of the period	1,855	1,659	2,027

Supplemental cash information:
Interest paid	52	29	17
Income tax paid	133	117	90

The accompanying notes are an integral part of these audited consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
In million of U.S. dollars, except per share amounts

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
	Stock	Surplus	Stock	Result	income (loss)	Equity

Balance as of December 31, 2004 (Audited)	1,150	1,924	(348)	5,268	1,116	9,110

Capital increase	3	32				35
Stock-based compensation expense		11				11
Comprehensive income (loss):
Net Income				266		266
Other comprehensive loss, net of tax					(835)	(835)

Comprehensive loss						(569)
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2005 (Audited)	1,153	1,967	(348)	5,427	281	8,480

Capital increase	3	25				28
Stock-based compensation expense		29	16	(16)		29
Comprehensive income (loss):
Net Income				782		782
Other comprehensive income, net of tax					535	535

Comprehensive income						1,317
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2006 (Audited)	1,156	2,021	(332)	6,086	816	9,747

Cumulative effect of FIN 48 adoption				(8)		(8)
Capital increase		2				2
Stock-based compensation expense		74	58	(58)		74
Comprehensive income (loss):
Net Loss				(477)		(477)
Other comprehensive income, net of tax					504	504

Comprehensive income						27
Dividends, $0.30 per share				(269)		(269)

Balance as of December 31, 2007 (Audited)	1,156	2,097	(274)	5,274	1,320	9,573

The accompanying notes are an integral part of these audited consolidated financial statements

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

2 — ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

2.1 — Principles of consolidation

The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation. Since the adoption in 2003 of Financial Accounting Standards Board Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively “FIN 46R”), the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates VIEs, if any, for which the Company is determined to be the primary beneficiary, as described in Note 2.20.

2.2 — Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, assumptions used to discount monetary assets expected to be recovered beyond one-year, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, estimated value of the consideration to be received and used as fair value for disposal asset group classified as assets to be disposed of by sale, measurement of the fair value of marketable securities classified as available-for-sale for which no observable market price is obtainable, restructuring charges, assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon future performance condition achievement, assumptions used to measure and recognize a liability for the fair value of the obligation the Company assumes at the inception of a guarantee, measurement of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2.3 — Foreign currency

The U.S. dollar is the reporting currency for the Company. The U.S. dollar is the currency of the primary economic environment in which the Company operates since the worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the Euro currency.

The functional currency of each subsidiary throughout the group is either the local currency or the U.S. dollar, determined on the basis of the economical environment in which each subsidiary operates. For consolidation purposes, assets and liabilities of these subsidiaries having the local currency as functional currency are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the monthly average exchange rate of the period. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

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

2.4 — Financial assets

The Company classifies its financial assets in the following categories: held-for-trading financial assets and available-for-sale financial assets. The Company did not hold at December 31, 2007 any investment classified as held-to-maturity financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost, as described in Note 2.20. They are neither classified as held-for-trading nor as available-for-sale.

Held-for-trading financial assets

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. Derivatives are classified as held for trading unless they are designated as hedges, as described in Note 2.5.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified as held-for-trading. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

Regular purchases and sales of financial assets are recognized on the trade date — the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and held-for-trading financial assets are subsequently carried at fair value.

Gains and losses arising from changes in the fair value of the financial assets classified as held-for-trading are presented in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise. Changes in the fair value of securities classified as available-for-sale are recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

When securities classified as available for sale are sold, the accumulated fair value adjustments previously recognized in equity are included in “Other income and expenses, net” on the consolidated statements of income as gains and losses from marketable securities.

The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, the Company establishes fair value by reference to public available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, using “mark to market” bids and “mark to model” valuations received from the structuring financial institutions. In measuring fair value, the Company makes maximum use of market inputs and relies as little as possible on entity-specific inputs.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A significant or prolonged decline in the fair value of the security below its cost or a significant drop in the number of the transactions of the security which are becoming illiquid are considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss- is removed from equity and recognized in the consolidated statements of income on the line “Other-than-temporary impairment charge on marketable securities”. Impairment losses recognized in the consolidated statements of income are not reversed through the consolidated statements of income.

2.5 — Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

(a) hedges of the fair value of recognized liabilities (fair value hedge); or

(b) hedges of a particular risk associated with a highly probable forecast transaction (cash flow hedge)

The Company documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments classified as held for trading

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and are marked-to- market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.4.

Cash Flow Hedges

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedges certain Euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The foreign currency forward contracts and currency options used to hedge foreign currency exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedge. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Foreign currency forward contracts and currency options used as hedges are effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship.

For derivative instruments designated as cash flow hedge, the gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transactions. The ineffective portion of the hedge is immediately reported in “Other income and expenses, net” in the consolidated statements of income. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option.

The gain or loss is recognized immediately in “Other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the consolidated statements of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statements of income within “Other income and expenses, net”.

Fair Value Hedges

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. These financial instruments correspond to interest rate swaps with a cancellation feature depending on the Company’s bonds convertibility. They convert the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. As of December 2007 and 2006, the cancelable swaps met the criteria for designation as a fair value hedge and, as such, both the interest rate swaps and the hedged portion of the bonds are reflected at their fair values in the consolidated balance sheets. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. As of December 31, 2007 and 2006, the cancellable swaps are highly effective at hedging the change in fair value of the hedged bonds attributable to changes in interest rates. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “Other income and expenses, net”, in the consolidated statements of income. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the interest rate swaps will continue to be recorded in the consolidated statements of income.

2.6 — Reclassifications

Certain prior-year amounts have been reclassified to conform to the current year presentation. In 2007, the Company determined that certain auction rate securities were to be more properly classified on its consolidated balance sheet as “Marketable securities” instead of “Cash and cash equivalents”, as reported in previous periods and namely as of December 31, 2006. The revision of the December 31, 2006 consolidated balance sheet results in a decrease of “Cash and cash equivalents” from $1,963 million to $1,659 million with an offsetting increase to “Marketable securities” from $460 million to $764 million. The revision of the December 31, 2006 consolidated statement of cash flows affects “Net cash used in investing activities”, which increased from $2,753 million to $3,057 million based on the increase in the investing activities line “Payment for purchase of marketable securities” from $460 million to $864 million and the increase of the line “Proceeds from sale of marketable securities” from $0 million to $100 million. The “Net cash increase (decrease)” caption was also reduced by $304 million from a decrease of $64 million to a decrease of $368 million, and the “Cash and cash equivalents at the end of the period” changes to match the $1,659 million on the revised consolidated balance sheet. There are no other changes on the consolidated statements of cash flows, including the “Cash and cash equivalents at the beginning of the period” as the Company started to purchase auction rate securities only in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2.7 — Revenue Recognition

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

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

Other revenues

Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements.

Funding

Funding received by the Company is mainly from governmental agencies and income is recorded as recognized when all contractually required conditions are fulfilled. The Company’s primary sources for government funding are French, Italian, other European Union (“EU”) governmental entities and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development funding that require

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. In accordance with SAB 104 and the Company’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met.

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

2.8 — Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2007, 2006 and 2005 were $12 million, $14 million and $14 million respectively.

2.9 — Research and development

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

2.10 — Start-up costs

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification. Similarly, phase-out costs for facilities during the closing stage are also included. Start-up costs are included in “Other income and expenses, net” in the consolidated statements of income.

2.11 — Income taxes

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

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine the appropriate amount of tax benefits that are recognizable under FIN 48. In compliance with FIN 48, the Company uses a two-step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. Before adoption, the Company applied Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”) in accounting for income tax uncertainties and tax exposures. In compliance with FAS 5 provisions, liabilities and accruals for income tax uncertainties and specific tax exposures were recorded or reversed when it was probable that additional taxes would be due or refund. As such, a level of sustainability that met the “probable” threshold was necessary to recognize any benefit from a tax-advantaged transaction. The Company recorded as of the adoption date an incremental tax liability of $8 million for the difference between the amounts recognized under its previous accounting policies and the income tax benefits determined under the new guidance. The cumulative effect of the change in the accounting principle that the Company applied to uncertain income tax positions was recorded in 2007 as an adjustment to retained earnings.

The Company classifies accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 23.

2.12 — Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net income (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to stock-options granted, nonvested shares and convertible debt to the extent such incremental shares are dilutive. Nonvested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the balance sheet date and if the awards are dilutive. If all necessary conditions have not been satisfied by the end of the period, the number of nonvested shares included in diluted EPS shall be based on the number of shares, if any that would be issuable if the end of the reporting period were the end of the contingency period and if the result would be dilutive.

2.13 — Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits at call with external financial institutions with an original maturity of ninety days or less.

2.14 — Restricted cash

Restricted cash include collateral deposits used as security under arrangements for financing of certain entities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2.15 — Trade accounts receivable

Trade accounts receivable are recognized at their sales value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. In addition, the Company is required to evaluate its customers’ financial condition periodically and records an additional provision for any specific account the Company estimates as doubtful. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the loss is recognized on the line “Selling, general and administrative expenses” in the consolidated statements of income. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries, if any, of amounts previously written-off are credited against “Selling, general and administrative expenses” in the consolidated statements of income.

2.16 — Inventories

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

2.18 — Intangible assets

Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, purchased software and internally developed software which is capitalized. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, the Company usually estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value. An impairment loss is recognized in the consolidated statements of income for the amount by which the asset’s carrying

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

amount exceeds its fair value. Amortization is computed using the straight-line method over the following estimated useful lives:

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

2.19 — Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government funding and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

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

Assets are classified as assets held for sale when the following conditions are met for the assets to be disposed of by sale: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely to be significant changes in the assets to be sold or a withdrawal to the plan to sell. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and the fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books and the net gain or loss is included in “Other income and expenses, net” in the consolidated statements of income.

Leasing arrangements in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as capital leases. Capital leases are included in “Property, plant and equipment, net” and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

depreciated over the shorter of the estimated useful life or the lease term. Leasing arrangements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the period of the lease.

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2.20 — Investments

Equity investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented on the face of the consolidated balance sheet on the line “Equity investments,” except if they meet the criteria for classification as assets held for sale. The Company’s share in its equity investments’ profit and loss is recognized in the consolidated statements of income as “Income (loss) on equity investments” and in the consolidated balance sheet as an adjustment against the carrying amount of the investments. When the Company’s share of losses in an equity investment equals or exceeds its interest in the investee, including any unsecured receivable, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee.

Investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. The fair value of a cost method investment is estimated when there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as available-for-sale as described in note 2.4. Other-than-temporary losses are recorded in net income and are based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on investments sold are determined on the specific identification method and are recorded as “Other income or expenses, net” in the consolidated statements of income.

Since the adoption in 2003 of Financial Accounting Standards Board Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively “FIN 46R”), the Company assesses for consolidation entities identified as a Variable Interest Entity (“VIE”) and consolidates the VIEs, if any, for which the Company is determined to be the primary beneficiary. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs are initially measured at fair value in the same manner as if the consolidation resulted from a business combination. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for a business combination if the acquired entity meets the definition of a business. If the acquired entity is a development stage entity and has not commenced planned principal operations, it is presumed not to be a business, and the individual assets and liabilities are recognized at their relative fair values with no goodwill recognized in the consolidated balance sheet. In case of acquisition of a business, the cost of the acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus costs directly attributable to the acquisition. If part of the consideration is contingent on a future event, the additional cost is not generally recognized until the contingency is resolved, the amount is determinable, or beyond a reasonable doubt. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any acquired in-process research and development (“IPR&D”) is expensed immediately in the consolidated statements of income since it has no alternative future use. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is lower than the fair value of the Company’s share in the net assets of the entity acquired, the difference is used to reduce proportionately the fair value assigned and allocated on a pro-rata basis to all assets other than current and financial assets, assets to be sold, prepaid pension assets and deferred taxes. Any negative goodwill remaining is recognized as an extraordinary gain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2.21 — Employee benefits

(a)	Pension obligations

The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. They are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. With the adoption in 2006 of Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”), the liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The Company accounted thus for the overfunded and underfunded status of defined benefit plans and other post retirement plans in its financial statements as at December 31, 2006, with offsetting entries made at adoption to “Accumulated other comprehensive income (loss)” in the consolidated statement of changes in shareholders’ equity. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Overfunded plans are not netted against underfunded plans and are shown separately in the financial statements. Prior to FAS 158 adoption in 2006, the liability recognized in the consolidated balance sheet in respect of defined benefit pension plans was the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. Additional minimum liability was required when the accumulated benefit obligation exceeded the fair value of the plan assets and the amount of the accrued liability. Such minimum liability was recognized as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity, as described in note 18.7. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in income, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.

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

(e)	Other long term employee benefits

The Company provides long term employee benefits such as seniority awards in certain subsidiaries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income in the period of change. These obligations are valued annually by independent qualified actuaries.

(f)	Share-based compensation

Stock options

At December 31, 2007, the Company had five employee and Supervisory Board stock-option plans, which are described in detail in Note 18. Until the fourth quarter of 2005, the Company applied the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”), and its related implementation guidance, in accounting for stock-based awards to employees. For all option grants prior to the fourth quarter of 2005, no stock-based employee compensation cost was reflected in net income as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The following tabular presentation provides pro forma information on net income and earnings per share required to be disclosed as if the Company had applied the fair value recognition provisions prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”) for the year ended December 31, 2005:

Year Ended
December 31,
2005

Net income (loss), as reported	266
of which compensation expense on nonvested shares, net of tax effect	(7)
Deduct: Total stock-option employee compensation expense determined under FAS 123, net of related tax effects	(244)
Net income, pro forma	22
Earnings (loss) per share:
Basic, as reported	0.30
Basic, pro forma	0.02
Diluted, as reported	0.29
Diluted, pro forma	0.02

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

The fair value of stock-options under FAS 123 provisions was estimated using the following weighted-average assumptions:

Year Ended
December 31,
2005

Expected life (years)	6.1
Historical Company share price volatility	52.9%
Risk-free interest rate	3.84%
Dividend yield	0.69%

The Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The weighted average fair value of stock options granted during 2005 was $8.60. Following the change in the Company’s compensation policy occurred in 2005, no stock option was granted in 2006 and in 2007.

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

In the fourth quarter of 2005 the Company decided to early adopt Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment and the related FASB Staff Positions (collectively “FAS 123R”), which requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The Company early adopted FAS 123R using the modified prospective application method. As such, the Company has not restated periods prior to adoption to reflect the recognition of stock-based compensation cost. Nonvested share grants and the related compensation cost are further explained in details in Note 18.

Furthermore the Company created in 2006 a local subplan for the 2005 stock awards. The Company elected to apply the pool approach, as set forth in FAS 123R to account for the modification of the original plan. Under the pool approach, the Company determined as at the modification date the unrecognized compensation expense related to the number of nonvested shares subject to the vesting modifications and incremental cost, if any, to be recognized ratably over the modified vesting period.

2.22 — Long-term debt

(a)	Convertible debt

Zero-coupon convertible bonds are recorded at the principal amount on maturity in long-term debt and are presented net of the debt discount on issuance. This discount is amortized over the term of the debt as interest expense using the effective interest rate method.

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

2.23 — Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

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

2.24 — Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “Accumulated other comprehensive income (loss)” consists of temporary unrealized gains or losses on marketable securities classified as available-for-sale, the unrealized gain (loss) on derivatives designated as cash flow hedges and the impact of recognizing the overfunded and underfunded status of defined benefit plans upon FAS 158 adoption as at December 31, 2006, all net of tax as well as foreign currency translation adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2.25 — Provisions

Provisions are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.

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

2.26 — Recent accounting pronouncements

(a)	Accounting pronouncements effective in 2007 and expected to impact the Company’s operations

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. The Company adopted FAS 155 in 2007 and FAS 155 did not have any material effect on its financial position or results of operations.

In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). The interpretation also addresses derecognition of previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as at January 1, 2007. The cumulative effect of the change in the accounting principle that the Company applied to uncertain income tax positions was recorded in 2007 as an adjustment to retained earnings. The impact of such adoption is detailed in Note 2.11. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 23.

(b)	Accounting pronouncements effective in 2007 and not expected to impact the Company’s operations

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal year beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. The Company adopted FAS 156 in 2007 and FAS 156 did not have any material effect on its financial position and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

(c)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been early adopted by the Company

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. However, in November 2007, the Financial Accounting Standards Board drafted a proposed FASB Staff Position (“FSP”) that would partially defer the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. The final FSP was issued in February 2008. However, it does not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually. The Company has adopted FAS 157 as of January 1, 2008. FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for the following: valuation of financial instruments previously measured with block premiums and discounts; valuation of certain financial instruments and derivatives at fair value using the transaction price; and valuation of a hybrid instrument previously measured at fair value using the transaction price. The Company will not record, upon adoption, any adjustment to retained earnings since it does not hold any of the three categories of instruments described above. Consequently, consolidated financial statements as of January 1, 2008 will reflect fair value measures in compliance with previous GAAP. Reassessment of fair value in compliance with FAS 157 will be dealt with as a change in estimates, if any, in the first quarter of 2008. The Company has identified the following items in its consolidated financial statements for which detailed assessment on FAS 157 impact was required: the valuation of available-for-sale securities for which no observable market price is obtainable; the annual goodwill impairment test based on the fair value of the tested reporting units; and FAS 144 held-for-sale model when applied to the Company’s flash memory business deconsolidation (the “FMG deconsolidation”). Concerning the valuation of available-for-sale debt securities which have currently, at the best of management’s visibility, no observable market price, management estimates that fair value of these instruments when measured in compliance with FAS 157 should not materially differ from current estimates and that fair value measure, even if using certain entity-specific assumptions, is in line with a Level 3 FAS 157 fair value hierarchy. For goodwill impairment testing and the use of fair value of tested reporting units, the Company is currently reviewing its goodwill impairment model to measure fair value on marketable comparables, instead of discounted cash flows generated by each reporting entity. Based on the Company’s preliminary assessment, management estimates that FAS 157 adoption could have an effect on certain future goodwill impairment tests, in the event the Company’s strategic plan could necessitate changes in the product portfolios, for which materiality will be further evaluated. Finally, the Company continues to evaluate the potential impact of adopting FAS 157, but management believes that, based on the current available evidence, the fair value measure on the consideration to be received upon FMG deconsolidation is in line with FAS 157 definition of fair value and that FAS 157 adoption should not have a material impact on the actual loss to be recorded at the date of the transaction closing. These conclusions are the results of analysis done based on current assumptions that are true today, but upon certain changes in events and circumstances may no longer be consistent with the assumptions upon the date of adoption. As a result, these conclusions on the impact of FAS 157 adoption are subject to revision as the evaluations are concluded.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company has adopted FAS 159 as of January 1, 2008 and will accordingly evaluate the assets and liabilities on which it has elected to apply the fair value option as of the end of the first quarter 2008.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in consolidated financial statements. The standards continue the movement toward the greater use of fair values in financial reporting. FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the “acquirer”) will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted.; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a “bargain purchase”, instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control. FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008. FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. The Company is currently evaluating the effect the adoption of these statements will have on its financial position and results of operations.

(d)	Accounting pronouncements that are not yet effective and are not expected to impact the Company’s operations

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). The issue applies to equity-classified nonvested shares on which dividends are paid prior to vesting, equity-classified nonvested share units on which dividends equivalents are paid, and equity-classified share options on which payments equal to the dividends paid on the underlying shares are made to the option-holder while the option is outstanding. The issue is applicable to the dividends or dividend equivalents that are (1) charged to retained earnings under the guidance in Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“FAS 123R”) and (2) result in an income tax deduction for the employer. EITF 06-11 states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. The Company will adopt EITF 06-11 when effective. However, management does not expect that EITF 06-11 will have a material effect on the Company’s financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. EITF 07-3 applies only to non-refundable advance payments for goods and services to be used and rendered in future research and development activities pursuant to an executory contractual arrangement. EITF 07-3 states that non-refundable advance payments for future research and development activities should be capitalized until the goods have been delivered or the related services have been performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. Earlier application is not permitted and entities should recognize the effect of applying the guidance in this Issue prospectively for new contracts entered into after EITF 07-3 effective date. The Company will adopt EITF 07-3 when effective. However, management does not expect that EITF 07-3 will have a material effect on the Company’s financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-1, Accounting for Collaborative arrangements (“EITF 07-1”). The consensus prohibits the application of Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”) and the equity method of accounting for collaborative arrangements unless a legal entity exists. Payments between the collaborative partners would be evaluated and reported in the consolidated statements of income based on applicable GAAP. Absent specific GAAP, the entities that participate in the arrangement would apply other existing GAAP by analogy or apply a reasonable and rational accounting policy consistently. EITF 07-1 is effective for periods that begin after December 15, 2008 and would apply to arrangements in existence as of the effective date. The effect of the new consensus will be accounted for as a change in accounting principle through retrospective application. The Company will adopt EITF 07-1 when effective and management does not expect that EITF 07-1 will have a material effect on the Company’s financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF 07-6”). The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus provides that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (“FAS 66”). EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date. The Company will adopt EITF 07-6 when effective and management does not expect that EITF 07-6 will have a material effect on the Company’s financial position and results of operations.

In November 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 provides the Staff’s views regarding written loan commitments that are accounting for at fair value through earnings under GAAP. SAB 109 revises and rescinds portions of Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 stated that in measuring the fair value of a derivative loan commitment it would be inappropriate to incorporate the expected net future cash flows related to the associated servicing of the loan. Consistent with FAS 156 and FAS 159, SAB 109 states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 109 does, however, retain the Staff’s views included in SAB 105 that no internally-developed intangible assets should be included in the measurement of the estimated fair value of a loan commitment derivative. SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2007. The Company will adopt SAB 109 when effective but management does not expect that SAB 109 will have a material effect on the Company’s financial position and results of operations.

In January 2008, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110, Year-End Help for Expensing Employee Stock Options (“SAB 110”). SAB 110 expresses the views of the Staff regarding the use of a “simplified” method, in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS 123R and amended its previous guidance under SAB 107 which prohibited entities from using the simplified method for stock option grants after December 31, 2007. The Staff amended its previous guidance because additional information about employee exercise behavior has not become widely available. With SAB 110, the Staff permits entities to use, under certain circumstances, the simplified method beyond December 31, 2007 if they conclude that their data about employee exercise behavior does not provide a reasonable basis for estimating the expected-term assumption. SAB 110 is not relevant to the Company’s operations since the Company redefined in 2005 its compensation policy by no longer granting stock options but rather issuing nonvested shares.

3 — BUSINESS COMBINATIONS

On November 1, 2007 the Company acquired a portion of the integrated circuit operations of the major wireless customer of its Application Specific Product Group product segment. The acquisition provides the Company with, among other things, engineering resources, equipment and a license for certain technologies and other intellectual property. The transaction is also expected to strengthen the strategic relationship between the Company and the customer. Of the total purchase price of $92 million, $10 million was paid for the acquisition of the technology license, $24 million was allocated to the customer relationship based upon the expected value of future sales, $3 million was the fair value of the fixed assets acquired, $3 million in employee liabilities were assumed, and the resulting goodwill was $58 million. The allocation to goodwill is supported by the significant value of the skills and technical knowledge of the acquired workforce and other assets not separately identifiable. The total purchase price includes current payments and a further $6 million based upon sales that the Company expects, beyond a reasonable doubt, to pay at the end of 2010, which accordingly is included in “Other non-current liabilities” on the consolidated balance sheet. Because substantially the entire purchase price was allocated to intangible assets and goodwill, the acquisition has been shown on the line “Investment in intangible and financial assets” in the consolidated cash flow statement for the year ended December 31, 2007. This transaction resulted in an increase of the Company’s research and development expenses but did not have a material impact on 2007 revenues or net income, and it is not expected to materially impact 2008 revenues or net income.

On January 17, 2008, the Company acquired effective control of Genesis Microchip Inc. (“Genesis Microchip”) under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, the Company completed a second-step merger in which the remaining common shares of Genesis Microchip that had not been acquired through the tender offer were converted into the right to receive the same $8.65 per share price paid in the tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary of the Company that was merged with and into Genesis Microchip promptly thereafter. Additional direct costs associated with the acquisition are estimated to be approximately $2 million. On closing, Genesis Microchip became part of the Company’s Home Entertainment & Displays Group which is part of the Application Specific Product Group segment. At the date of acquisition, Genesis Microchip had cash and cash equivalents valued at $155 million. The allocation of the purchase price has not yet been completed.

4 — EQUITY INVESTMENTS

UPEK Inc.

In 2004, the Company and Sofinnova Capital IV FCPR formed a new company, UPEK Inc., as a venture capitalist-funded purchase of the Company’s TouchChip business. UPEK, Inc. was initially capitalized with the Company’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. In 2005, an additional $9 million was contributed by Sofinnova Capital IV FCPR, reducing the Company’s ownership to 33%. The Company accounted for its share in UPEK, Inc. under the equity method.

On June 30, 2005, the Company sold its interest in UPEK Inc. for $13 million and recorded a gain amounting to $6 million in “Other income and expenses, net” on its consolidated statements of income. Additionally, on June 30,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2005, the Company was granted warrants for 2,000,000 shares of UPEK, Inc. at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an Initial Public Offering of UPEK Inc. above a predetermined value.

Hynix ST Joint Venture

The Company signed, in 2004, a joint-venture agreement with Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. In addition, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets. The Company made the total $250 million capital contributions as previously planned in the joint venture agreement in 2006. The Company accounted for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture through the fourth quarter of 2007. As such, the Company recorded earnings totaling $14 million in 2007 and a loss of $6 million and $3 million in 2006 and 2005 respectively, reported as “Earnings (loss) on equity investments” in the consolidated statements of income.

In 2007, Hynix Semiconductor Inc. invested an additional $750 million in additional shares of the joint venture to fund a facility expansion. As a result of this investment, in October, when the Chinese authorities formally approved the additional investment, the Company’s interest in the joint venture declined from approximately 33% to 17%. At December 31, 2007 the investment in the joint venture amounted to $276 million and was included in assets held for sale on the consolidated balance sheet as it is expected to be transferred to Numonyx upon the formation of that company, as described in note 7. The Company (or Numonyx following the transfer of the Company’s interest in the joint venture to Numonyx) has the option to purchase from Hynix Semiconductor Inc. up to $250 million in shares to increase its interest in the joint venture back to a maximum of 33%.

Due to regulatory and withholding tax issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a consequence, in the fourth quarter of 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint-venture’s assets. In 2006, the Company placed $218 million of cash on the guarantee deposit account. In 2007, the Company placed the remaining $32 million of cash, which totaled $250 million as at December 31, 2007 and was reported as “Restricted cash for equity investments” on the consolidated balance sheet.

The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2007 and was recorded against the value of the equity investment, which totaled $293 million. The Company reported the debt guarantee on the line “Other investments and other non-current assets” since the terms of the FMG sale agreement do not include the transfer of the debt guarantee.

The Company identified the joint venture as a Variable Interest Entity (VIE) at December 31, 2006, principally because the joint venture was in the development stage, but it determined that the Company was not the primary beneficiary of the VIE. Because of events that occurred in 2007 including the facility expansion and additional investment, it was determined that the joint venture was no longer in the development stage and accordingly that the joint venture no longer met the criteria for qualification as a VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investments and debt guarantee commitments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

5 — TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2007	2006

Trade accounts receivable	1,626	1,620
Less valuation allowance	(21)	(31)

Total	1,605	1,589

Bad debt expense in 2007, 2006 and 2005 was $1 million, $7 million and $7 million respectively. In 2007, 2006 and 2005, one customer, the Nokia group of companies, represented 21.1%, 21.8% and 22.4% of consolidated net revenues, respectively.

6 — INVENTORIES, NET

Inventories, net of reserve consisted of the following:

	December 31,	December 31,
	2007	2006

Raw materials	72	80
Work-in-process	808	1,032
Finished products	474	527

Total	1,354	1,639

As at December 31, 2007 inventories amounting to $329 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx, the newly created flash memory company upon FMG deconsolidation.

7 — ASSETS HELD FOR SALE

On May 22, 2007, the Company announced that it had entered into a definitive agreement with Intel Corporation and Francisco Partners L.P to create a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, the Company will sell its flash memory assets, including its NAND joint venture interest and other NOR resources, to the new company, which will be called Numonyx, while Intel will sell its NOR assets and resources. In exchange, the Company was expected to receive, at closing, a combination of cash and a 48.6% equity ownership stake in the new company; Intel was expected to receive cash and a 45.1% equity ownership stake; and Francisco Partners L.P was to invest $150 million in cash to purchase participating convertible preferred stock with certain liquidation preferences and convertible into a 6.3% ownership interest, subject to adjustments in certain circumstances.

As a result of the signing of the definitive agreement for the FMG deconsolidation and upon meeting FAS 144 criteria for assets held for sale, the Company reclassified the assets to be transferred to Numonyx from their original balance sheet classification to the line “Assets held for sale” in the second quarter of 2007. Coincident with this classification, the Company recorded an impairment charge of $857 million to adjust the value of these assets to fair value less costs to sell at June 30, 2007, reporting the loss on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statements of income for the period. Fair value less costs to sell was based on the net consideration provided for in the agreement and significant estimates.

Although the transaction was originally expected to close in the second half of 2007, the closing was delayed due, among other things, to the significant turmoil in the debt capital markets which in turn resulted in certain revisions to the terms of the transaction. Based on the revised structure, Numonyx is expected to have at closing a similar level of cash but a lower level of indebtedness compared to what had originally been anticipated. The term debt and revolving credit agreement of Numonyx, totalling $525 million, will be guaranteed by the Company and Intel. Both the Company and Intel now expect to receive the same equity stakes as originally agreed, however the balance of their consideration will be lower in total value than the cash payment that had previously been expected and it will be paid in a combination of cash and long-term, interest-bearing subordinated notes and cash. As had been anticipated earlier, Francisco Partners will invest $150 million in exchange for its convertible preferred

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

interest. The three parties currently anticipate that the transaction will close during the first quarter of 2008. As a consequence of the changes to the terms of the transaction, in combination with changes to the levels of assets used by the business and exchange rates, as well as a general decline in market valuations for comparable companies during the second half of 2007 that impacted the valuation of the equity stake to be received, the estimated value of the total consideration to be received by the Company in the transaction was reduced in the fourth quarter of 2007, resulting in an additional impairment charge during the period of $249 million.

The final impairment charge could be materially different subject to further adjustments due to business and market evolution prior to the closing of the transaction.

Assets held for sale consisted of the following:

	December 31,	December 31,
	2007	2006

Inventories, net	329	—
Other intangible assets, net	12	—
Property, plant and equipment, net	394
Long term deferred tax assets	6	—
Equity investment	276

Total	1,017	—

As required under FAS 144 held-for-sale model, the Company ceased to record amortization and depreciation on intangible and tangible assets classified as assets held for sale.

8 — OTHER RECEIVABLES AND ASSETS

Other receivables and assets consisted of the following:

	December 31,	December 31,
	2007	2006

Receivables from government agencies	143	122
Taxes and other government receivables	258	194
Advances to suppliers	5	5
Advances to employees	9	13
Advances to State and government agencies	9	12
Insurance prepayments	5	4
Rental prepayments	3	3
License and technology agreement prepayments	17	7
Other prepaid expenses	17	23
Loans and deposits	15	15
Accrued income	11	9
Interest receivable	28	27
Long-lived assets held for sale	8	4
Foreign exchange forward contracts	1	14
Sundry debtors within cooperation agreements	30	31
Receivables for payments on behalf of Numonyx	26
Purchased currency options	12	1
Other current assets	15	14

Total	612	498

Long-lived assets held for sale (other than those related to the FMG deconsolidation) are property, machinery and equipment that satisfied as at December 31, 2007 and 2006 all of the criteria required for held-for-sale status, as set forth in Statement of Financial Accounting Standards No. 144, Accounting for the impairment or disposal of long-term assets (“FAS 144”). As at December 31, 2007, the Company identified certain machinery and equipment to be disposed of by sale, amounting to $8 million, which was primarily located in Morocco and Singapore,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

following the decision of the Company to get disengaged from certain activities as part of its latest restructuring initiatives. These assets are reflected at their carrying value, which did not exceed their selling price less selling costs. These long-lived assets are not depreciated until disposal by sale which is expected to occur within one year. As at December 31, 2006, assets held for sale amounted to $4 million and were located in the Company’s back-end sites in Morocco and Malaysia.

Amounts shown in the table above on the line “Receivables for payments on behalf of Numonyx” represent costs to create the infrastructure necessary to prepare Numonyx to operate immediately following the FMG deconsolidation, for which the Company has paid and will be reimbursed by Numonyx following the closing of the transaction.

9 — GOODWILL

Changes in the carrying amount of goodwill were as follows:

	Application
	Specific	Memory
	Products	Products	Other	Total

December 31, 2005	134	85	2	221
Tioga goodwill impairment	(6)	—	—	(6)
Foreign currency translation	—	8	—	8

December 31, 2006	128	93	2	223

Business Combination	58	—	—	58
Foreign currency translation	—	9	—	9

December 31, 2007	186	102	2	290

As discussed in Note 3, on November 1, 2007 the Company acquired a portion of the integrated circuit operations of one of the significant wireless customers of its Application Specific Products Group product segment. $58 million of the purchase price for this transaction was allocated to goodwill.

During the third quarter of 2007, the Company performed the annual review of impairment of goodwill and based on this test no impairment charges were required to be recorded.

In 2006, the Company decided to cease product development from technologies inherited from Tioga business acquisition. The Company reports Tioga business as part of the Application Specific Product Groups (“ASG”) product segment. Following this decision, the Company incurred in 2006 a $6 million impairment charge corresponding to the write-off of Tioga goodwill. This impairment charge was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statements of income for the year ended December 31, 2006.

10 — OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

	Gross	Accumulated	Net
December 31, 2007	Cost	Amortization	Cost

Technologies & licences	431	(303)	128
Purchased software	230	(179)	51
Internally developed software	128	(69)	59

Total	789	(551)	238

	Gross	Accumulated	Net
December 31, 2006	Cost	Amortization	Cost

Technologies & licences	353	(258)	95
Purchased software	193	(149)	44
Internally developed software	134	(62)	72

Total	680	(469)	211

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

As at December 31, 2007 other intangible assets amounting to $12 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx, the newly created flash memory company upon FMG deconsolidation.

As at December 31, 2007, the Company recorded a $2 million impairment charge on certain technologies without any alternative future use based on the Company’s products’ roadmap.

Pursuant to its decision to cease product development from technologies inherited from Tioga business acquisition, the Company recorded in 2006 a $4 million impairment charge on technologies purchased as part of Tioga business acquisition, which were determined to be without any alternative use and for which fair value was determined by estimating the discounted expected cash flows associated with their future use. This impairment charge was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statements of income for the year ended December 31, 2006.

The aggregate amortization expense in 2007, 2006 and 2005 was $82 million, $93 million and $98 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year

2008	90
2009	66
2010	39
2011	25
2012	14
Thereafter	4

Total	238

11 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	Gross	Accumulated	Net
December 31, 2007	Cost	Depreciation	Cost

Land	91	—	91
Buildings	1,036	(344)	692
Capital leases	71	(49)	22
Facilities & leasehold improvements	3,205	(1,975)	1,230
Machinery and equipment	13,938	(11,183)	2,755
Computer and R&D equipment	554	(458)	96
Other tangible assets	185	(128)	57
Construction in progress	101	—	101

Total	19,181	(14,137)	5,044

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

	Gross	Accumulated	Net
December 31, 2006	Cost	Depreciation	Cost

Land	91	—	91
Buildings	1,208	(319)	889
Capital leases	61	(39)	22
Facilities & leasehold improvements	3,135	(1,668)	1,467
Machinery and equipment	14,463	(10,940)	3,523
Computer and R&D equipment	551	(441)	110
Other tangible assets	156	(118)	38
Construction in progress	286	—	286

Total	19,951	(13,525)	6,426

As at December 31, 2007 property, plant and equipment amounting to $394 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx, the newly created flash memory company upon FMG deconsolidation.

The depreciation charge in 2007, 2006 and 2005 was $1,331 million, $1,673 million and $1,846 million, respectively.

Capital investment funding has totaled $9 million, $15 million and $38 million in the years ended December 31 2007, 2006 and 2005, respectively. Public funding reduced the depreciation charge by $33 million, $54 million and $66 million in 2007, 2006 and 2005 respectively.

For the years ended December 31, 2007, 2006 and 2005 the Company made equipment sales for cash proceeds of $4 million, $22 million and $82 million respectively.

12 — AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at December 31, 2007, the Company had financial assets classified as available-for-sale corresponding to equity and debt securities.

The amount invested in equity securities was $5 million at December 31, 2007 and 2006. These investments correspond to financial assets held as part of a long-term incentive plan in one of the Company’s subsidiaries. They are reported on the line “Other investments and other non-current assets” on the consolidated balance sheet as at December 31, 2007 and 2006. The Company did not record any significant change in fair value on these equity securities classified as available-for-sale in the years ended December 31, 2007 and 2006.

As at December 31, 2007, the Company had investments in debt securities amounting to $1,383 million, composed of $1,014 million invested in senior debt floating rate notes issued by primary financial institutions rated at least A1 from “Moody’s Investment services” and $369 million invested in auction rate securities which are regularly paying monthly interests and whose rating at December 31, 2007 was AAA from at least one major rating agency. The floating rate notes are reported as current assets on the line “Marketable securities” on the consolidated balance sheet as at December 31, 2007 since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity between ten and forty years, are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at December 31, 2007 since the Company intends to hold these investments beyond one year.

In 2007, the Company invested $536 million of existing cash in floating rate notes with primary financial institutions with minimum Moody’s rating “A1” with a maturity between twenty one months and six years, of which $40 million were sold in 2007. In 2006, the Company invested $460 million of existing cash in eleven floating rate notes with primary financial institutions with minimum Moody’s rating “A1”. Subsequently, the Company entered into a basis asset swap for one floating rate note for a notional amount of $50 million in order to purchase it at par. Even if strictly related to the underlying note, the swap is contractually transferable independently from the marketable security to which it is attached. As such, the asset swap was recorded separately from the underlying financial asset and was reflected at its fair value in the consolidated balance sheet on the line “Other receivables and assets” as at December 31, 2007 and 2006. The changes in the fair value of this derivative instrument were recorded in the consolidated statements of income as part of “Other income and expenses, net” and did not exceed $1 million for the years ended December 31, 2007 and 2006. Additionally, the amount of auction-rate securities purchased and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

sold in 2007 is $172 million and $61 million respectively. In addition, the Company determined that these financial assets were to be more properly classified on its consolidated balance sheet as of December 31, 2006 as “Marketable securities” instead of “Cash and cash equivalents”, as reported previously. The revision of the December 31, 2006 consolidated balance sheet results in a decrease of “Cash and cash equivalents” by $304 million with an offsetting increase to “Marketable securities”. This reclassification also affects the consolidated statement of cash flows for the year ended December 31, 2006 based on the increase in the investing activities line “Payment for purchase of marketable securities” by $404 million and the increase of the line “Proceeds from sale of marketable securities” by $100 million corresponding to the amount the Company sold in 2006. There are no other changes on the consolidated financial statements for previous years, since the Company started to purchase auction-rate securities only in 2006.

All these debt securities are classified as available-for-sale and recorded at fair value as at December 31, 2007 and 2006, with changes in fair value, including temporary declines, recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. As of December 31, 2007 the Company reported a pre-tax decline in fair value on the floating rate notes totaling $3 million due to the widening of credit spreads. Out of the 25 investment positions in floating-rate notes, 11 positions are in an unrealized loss position. The Company estimated the fair value of these financial assets based on public quoted market prices. This change in fair value was recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity since the Company assessed that this decline in fair value was temporary and that the Company was in a position to recover the total carrying amount of these investments on subsequent periods. Since the duration of the floating-rate note portfolio in only 2.6 years on average and the securities have a minimum Moody’s rating “A1”, the Company expects the value of the securities to tend at par as the final maturity is approaching. On the auction-rate securities, the Company reported an other-than-temporary decline in fair value amounting to $46 million, which was immediately recorded in the consolidated statements of income on the line “Other-than-temporary impairment charge on financial assets”. These securities were evaluated based on the weighted average of available information (i) from publicly available indexes of securities with same rating and comparable/similar underlying collaterals or industries exposure (such as ABX, ITraxx and IBoxx) and (ii) using ’mark to market’ bids and ’mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different information at 80% and 20% respectively, which the Company believes approximates the orderly exit value in the current market. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

13 — SHORT-TERM DEPOSITS

In 2006, the Company invested $903 million of existing cash in short-term deposits with a maturity between three months and one year. These deposits were held at various banks with “A3/A-” minimum long-term rating from at least two major rating agencies. Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity. In 2006, the Company did not roll over $653 million of these short-term deposits, primarily pursuant to the early redemption in cash of 2013 convertible bonds at the option of the holders which occurred on August 7, 2006.

In 2007, the Company did not roll over the remaining $250 million of short term deposits. Consequently, no amount of existing cash was held in short term deposits as at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

14 — OTHER INVESTMENTS AND OTHER NON-CURRENT ASSETS

Investments and other non-current assets consisted of the following:

	December 31,	December 31,
	2007	2006

Investments carried at cost	34	34
Available-for-sale equity securities	5	5
Long-term receivables related to funding	46	36
Long-term receivables related to tax refund	34	33
Debt issuance costs, net	11	12
Cancellable swaps designated as fair value hedge	8	4
Deposits and other non-current assets	44	25

Total	182	149

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At December 31, 2007, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment.

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

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. The cancellable swaps meet the criteria for designation as a fair value hedge, as further detailed in Note 27 and are reflected at their fair value in the consolidated balance sheet as at December 31, 2007, which was positive for approximately $8 million.

Deposits and other long-term receivables include, in addition to Hynix ST joint venture debt guarantee as detailed in note 4, individually insignificant amounts as of December 31, 2007 and December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

15 — OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2007	2006

Taxes other than income taxes	91	78
Salaries and wages	300	308
Social charges	143	124
Advances received on government funding	28	28
Advances from customers	10	10
Foreign exchange forward contracts	1	1
Current portion of provision for restructuring	43	28
Pension and termination benefits	23	10
Warranty and product guarantee provisions	4	6
Accrued interest	6	4
Royalties	20	8
Other	75	59

Total	744	664

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2007 and December 31, 2006.

16 — POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of both funded and unfunded defined benefit pension plans and other long-term employees’ benefits covering employees in various countries. The defined benefits plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. Consequently, the Company reported for 2007, 2006 and 2005 those plans under a separate tabular presentation. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements. In 2007, the Company recorded a one-time charge of $21 million, which is included on the line “Plan amendment” in the table below, for adjustments to the expenses of a seniority program in prior periods. These prior period adjustments individually and in the aggregate are not material to the financial results for previously issued annual consolidated financial statements or for the consolidated statements for the year ended December 31, 2007.

For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of December 31, 2007, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”). The TFR was reported according to FAS 132(R), as any other defined benefit plan until the new Italian regulation concerning employee retirement schemes enacted on July 1, 2007. Since that date, the future TFR has been accounted for as a defined contribution plan the accruals being maintained as a Defined Benefit plan in the company books.

As at December 31, 2007 the Company reports all its defined benefit pension plan information according to FAS 132(R), and all its other long-term employees’ benefits information according to APB 12.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Change in benefit obligation:
Benefit obligation at beginning of year	572	503	3	2
Service cost	19	38	3	1
Interest cost	28	25	2	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

	Pension Benefits		Other Long-Term Benefits
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Employee contributions	3	3	—	—
Benefits paid	(26)	(41)	(1)	—
Effect of settlement	(1)	(6)	—	—
Effect of curtailment	(7)		—	—
Actuarial gain	(41)	(14)	(4)	—
Foreign currency translation adjustment	38	48	8	—
Plan amendment	2	16	31	—
Other	3	—	—

Benefit obligation at end of year	590	572	42	3

Change in plan assets:
Plan assets at fair value at beginning of year	241	194	—	—
Expected return on plan assets	15	13	—	—
Employer contributions	16	28	—	—
Employee contributions	2	3	—	—
Benefits paid	(9)	(11)	—	—
Settlement	(1)	(6)	—	—
Actuarial gain	7	2	—	—
Foreign currency translation adjustments	7	16	—	—
Other		2	—	—

Plan assets at fair value at end of year	278	241	—	—

			—	—
Funded status	(312)	(331)	(42)	(3)

Net amount recognized in the balance sheet consisted of the following:
Non current assets	4	3	—	—
Current liabilities	(6)	—	(13)	(3)
Non Current liabilities	(310)	(334)	(29)	—
Prepaid benefit cost	—	—	—	—
Accrued benefit liability	—	—	—	—
Intangible asset	—	—	—	—
Accumulated other comprehensive income	—	—	—	—

Net amount recognized	(312)	(331)	(42)	(3)

Changes in Other Comprehensive Income were as follows:

	Before tax		Foreign	Net of tax
	amount as at		currency	amount as at
	December 31,	Tax (expense or	translation	December 31,
	2007	benefit)	adjustment	2007

Net actuarial gain generated in current year	48	(9)	(2)	37
Amortization of actuarial gain	(3)	—	—	(3)
Effect of curtailment, net	6	—	—	6
Net prior service cost arising during period	(2)	—	—	(2)
Amortization of prior service cost	2	—	—	2

Changes in Other comprehensive income	51	(9)	(2)	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2007	2006	2005

Service cost	19	38	41	3	1	1
Interest cost	28	25	24	2	—	—
Expected return on plan assets	(15)	(13)	(11)		—	—
Amortization of unrecognized transition obligation	—	—	—		—	—
Amortization of actuarial net loss (gain)	(3)	4	3	(4)	—	—
Amortization of prior service cost	2	(4)	—	31	—	—
Effect of settlement	—	6	—		—	—
Effect of curtailment	(1)				—	—

Net periodic benefit cost	30	56	57	32	1	1

The weighted average assumptions used in the determination of the benefit obligation for the pension plans were as follows:

	December 31,	December 31,	December 31,
Assumptions	2007	2006	2005

Discount rate	5.43%	4.86%	4.54%
Salary increase rate	3.24%	2.95%	3.75%
Expected long-term rate of return on funds for the pension expense of the year	6.34%	6.05%	6.34%

The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Company modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The Company pension plan asset allocation at December 31, 2007 and 2006 and target allocation for 2007 are as follows:

		Percentage of Plan Assets at
	Target allocation	December
Asset Category	2007	2007	2006

Equity securities	51%	54%	55%
Fixed income securities	30%	27%	33%
Real estate	9%	9%	4%
Other	10%	10%	8%

Total	100%	100%	100%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $16 million and $28 million in 2007 and 2006 respectively and the Company expects to contribute cash of $34 million in 2008.

The Company’s estimated future benefit payments as of December 2007 are as follows:

Years	Pension Benefits	Other Long-term Benefits

2008	32	1
2009	9	2
2010	11	2
2011	12	2
2012	17	2

From 2013 to 2017	111	18

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $7 million and $16 million, as of December 31, 2007 and 2006 respectively. The annual cost of these plans amounted to approximately $69 million, $28 million and $42 million in 2007, 2006 and 2005, respectively. The benefits accrued to the employees on a pro-rata basis, during their employment period are based on the individuals’ salaries.

17 — LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	December 31,
	2007	2006

Bank loans:
2.54% (weighted average), due 2007, fixed interest rate	—	65
5.68% (weighted average rate), due 2007, variable interest rate	—	30
5.21% due 2008, floating interest rate at Libor + 0.40%	43	49
5.51% due 2009, floating interest rate at Libor + 0.40%	50	35
Funding program loans:
1.44% (weighted average), due 2009, fixed interest rate	13	18
0.88% (weighted average), due 2010, fixed interest rate	38	45
2.74% (weighted average), due 2012, fixed interest rate	12	12
0.49% (weighted average), due 2014, fixed interest rate	9	8
3.33% (weighted average), due 2017, fixed interest rate	80	53
4.98% due 2014, floating interest rate at Libor + 0.017%	205	140
Capital leases:
4,97% (weighted average), due 2011, fixed interest rate	22	23
Senior Bonds:
5.35%, due 2013, floating interest rate at Euribor + 0.40%	736	659
Convertible debt:
(0.50)% convertible bonds due 2013	2	2
1.5% convertible bonds due 2016	1,010	991
Total long-term debt	2,220	2,130
Less current portion	(103)	(136)

Total long-term debt, less current portion	2,117	1,994

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2007	2006

U.S. dollar	1,313	1,242
Euro	907	818
Singapore dollar	—	65
Other	—	5

Total	2,220	2,130

Aggregate future maturities of total long-term debt outstanding are as follows:

December 31,
2007

2008	103
2009	114
2010	60
2011	1,053
2012	41
Thereafter	849

Total	2,220

In August 2003, the Company issued $1,332 million principal amount at issuance of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totalled $21 million and was recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the bonds. As a result of this holder’s option, the redemption occurred in August 2006. Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The outstanding long-term debt corresponding to the 2013 convertible debt amounted to approximately $2 million as at December 31, 2007, corresponding to the remaining 2,505 bonds valued at August 5, 2008 redemption price. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.363087 shares per one thousand dollar face value of the bonds corresponding to 42,235,646 equivalent shares. This conversion rate has been adjusted from 43.118317 shares per one thousand dollar face value of the bonds at issuance, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on April 26, 2007. This new conversion has been effective since May, 21, 2007. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In the second quarter 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds. As a result of the cancellable swap hedging transactions, as described in further detail in Note 27, the effective yield on the $200 million principal amount of the hedged convertible bonds has increased from 1.50% to 1.95% as of December 31, 2007.

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

Credit facilities

The Company and its subsidiaries has uncommitted short-term credit facilities with several financial institutions totalling $1,212 million at December 31, 2007. The Company has also a $736 million (€500 million ) long-term credit facility with the European Investment Bank as part of a funding program loan, of which $205 million was used as at December 31, 2007. The Company maintains also uncommitted foreign exchange facilities totalling $939 million at December 31, 2007. At December 31, 2007, and December 31, 2006, amounts available under the short-term lines of credit were not reduced by any borrowing.

18 — SHAREHOLDERS’ EQUITY

18.1 — Outstanding shares

The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2007 the number of shares of common stock issued was 910,293,420 shares (910,157,933 at December 31, 2006).

As of December 31, 2007 the number of shares of common stock outstanding was 899,760,539 (897,395,042 at December 31, 2006).

18.2 — Preference shares

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

On January 22, 2008, following the termination of the existing option agreement between the Company and STMicroelectronics Holding II B.V. and the constitution in December 2006 of an independent Dutch Foundation “Stichting Continuïteit ST”, a new option agreement of substantially similar terms was concluded between the Company and Stichting Continuïteit ST. This new option agreement provides for the issuance of 540,000,000 preference shares. Any such shares would be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There were no preference shares issued as of December 31, 2007.

18.3 — Treasury stock

In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2007, 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The treasury shares have been designated for allocation under the Company’s share based remuneration programs on non-vested shares including such plans as approved by the 2005, 2006 and 2007 Annual General Meeting of Shareholders. As of December 31, 2007, 2,867,119 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, following the vesting as of April 27, 2006 of the first tranche of the stock award plan granted in 2005, as of April 27, 2007 of the second tranche of the stock award plan granted in 2005 and the first tranche of the stock-award plan granted in 2006, the vesting as of October 26, 2007 of first tranche of the stock awards granted under the 2005 French subplan of 2005 (representing 64% of shares granted under this sub plan) and the acceleration of the vesting of a limited number of stock awards.

As of December 31, 2007, the Company owned a residual number of treasury shares equivalent to 10,532,881.

18.4 — Stock option plans

In 1995, the Shareholders voted to adopt the 1995 Employee Stock Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. At December 31 2007, under the 1995 plan, 1,980 of the granted options outstanding originally vest 50% after three years and 50% after four years following the date of the grant; 5,944,752 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant. During 2005, the vesting periods for all options under the plan were accelerated with no impact on the consolidated statements of income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

A summary of stock option activity for the plans for the three years ended December 31, 2007, 2006 and 2005 follows:

		Price Per Share
			Weighted
	Number of Shares	Range	Average

Outstanding at December 31, 2004	65,424,207	$12.03 - $62.01	$29.18
Options granted:
2001 Plan	42,200	$16.73 - $17.31	$16.91
Supervisory Board Plan	—	—	—
Options forfeited	(2,364,862)	$12.03 - $62.01	$29.65
Options exercised	(2,542,978)	$12.03 - $14.23	$13.88
Outstanding at December 31, 2005	60,558,567	$12.03 - $62.01	$29.80

Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	(16,832)	$12.03	$12.03
Options forfeited	(1,912,584)	$12.03 - $62.01	$30.66
Options exercised	(2,303,899)	$12.03 - $17.08	$12.03
Outstanding at December 31, 2006	56,325,252	$12.03 - $62.01	$30.50

Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	(7,566,170)	$24.88	$24.88
Options forfeited	(1,861,960)	$16.73 - $62.01	$31.19
Options exercised	(131,487)	$17.08 - $19.18	$18.90
Outstanding at December 31, 2007	46,765,635	$16.73 - $62.01	$31.42

Stock options exercisable following acceleration in 2005 of vesting for all outstanding unvested stock options were as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005

Options exercisable	46,765,635	56,325,252	60,558,567
Weighted average exercise price	$31,42	$30.50	$29.80

The weighted average remaining contractual life of options outstanding as of December 31, 2007, 2006 and 2005 was 4.3, 4.7 and 5.5 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2007 were as follows:

			Weighted
		Weighted	average
	Option price	average	remaining
Number of shares	range	exercise price	contractual life

149,191	$16.73 - $17.31	$17.06	6.8
21,094,641	$19.18 - $24.88	$21.03	5.8
202,060	$25.90 - $29.70	$27.18	5.2
19,357,388	$31.09 - $44.00	$34.37	3.9
5,962,355	$50.69 - $62.01	$59.09	0.6

18.5 — Employee share purchase plans

No employee share purchase plan was offered in 2007, 2006 or 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

18.6 — Share Awards Plans

In 2005, the Company redefined its equity-based compensation strategy by no longer granting options but rather share awards. In July 2005, the Company amended its latest Stock Option Plans for employees, Supervisory Board and Professionals of the Supervisory Board accordingly.

As part of this revised stock-based compensation policy, the Company granted on October 25, 2005 3,940,065 nonvested shares to senior executives and selected employees, to be issued upon vesting from treasury stock (“The 2005 Employee Plan”). The Compensation Committee also authorized the future grant of 219,850 additional shares to selected employees upon nomination by the Managing Board of the Company. These additional shares were granted in 2006. The shares were granted for free to employees and would vest upon completion of market and internal performance conditions. Under the program, if the defined market condition was met in the first quarter of 2006, each employee would receive 100% of the nonvested shares granted. If the market condition was not achieved, the employee could earn one third of the grant for each of the two performance conditions. If neither the market or performance conditions were met, the employee would receive none of the grant. In addition to the market and performance conditions, the nonvested shares vest over the following requisite service period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant. In 2006, the Company failed to meet the market condition while the performance conditions were reached. Consequently, one third of the shares granted, amounting to 1,364,902 shares, was lost for vesting. In March 2006 the Company decided to modify the original plan to create a subplan for the employees in one of its European subsidiaries for statutory payroll tax purposes. The original plan terms and conditions were modified to extend for these employees the requisite service period as follows: 64% of the granted stock awards vest as at October 26, 2007 and 36% as at April 27, 2008 following the date of the grant. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. In compliance with the graded vesting of the grant and pursuant to the acceleration of a limited number of stock awards, the first tranche of the original plan, representing 637,109 shares, vested as at April 27, 2006. In 2007, the second tranche of the original plan, representing 598,649 shares, vested as at April 27, 2007, and the first tranche of the subplan, representing 434,592 shares, vested as at October 26, 2007. In addition, 6,303 additional shares were accelerated during the year, of which 864 were under the subplan. These shares were transferred to employees from the 13,400,000 treasury shares owned by the Company. At December 31, 2007, 911,281 nonvested shares were outstanding, of which 243,467 under the subplan.

On October 25 2005, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2005 Supervisory Board Plan”). These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 6 months, one third after 18 months and one third after 30 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In 2006, in compliance with the graded vesting of the grant, the first tranche of the plan, representing 17,000 shares, vested as at April 27, 2006.

In 2007, the second tranche of the plan, representing 17,000 shares vested as at April 27, 2007. As of December 31 2007, 17,000 awards were outstanding.

On April 29 2006, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2006 Supervisory Board Plan”), of which 15,000 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In 2007, the first tranche of the plan, representing 17,000 shares vested as at April 27, 2007. As of December 31 2007, 34,000 awards were outstanding.

On September 29, 2006 the Company granted 4,854,280 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2006 Employee Plan”). The Compensation Committee also authorized on September 29, 2006 the future grant of additional shares to selected employees upon designation by the Managing Board of the Company. These additional shares were granted in 2006 and 2007, as detailed below. The shares were granted for free to employees, and vested upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in one of the Company’s European subsidiaries for whom a subplan was simultaneously created on September 29,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2006, the nonvested shares vest over the following requisite service period: 32% as at April 27, 2007, 32% as at April 27, 2008 and 36% as at April 27, 2009. The following requisite service period is required for the nonvested shares granted under the local subplan: 64% of the granted stock awards vest two years from grant date and 36% as at April 27, 2009. In addition, the sale by the employees of the shares included in the subplan, once vested, is restricted over an additional two-year period which is not considered as an extension of the requisite service period.

In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 1,120,234 shares, vested as at April 27, 2007. In addition, 10,120 additional shares were accelerated during the year, of which 340 under the subplan. These shares were transferred to employees from the 13,400,000 treasury shares owned by the Company. At December 31, 2007, 3,489,974 nonvested shares were outstanding, of which 1,189,115 under the subplan.

On December 19, 2006, the Compensation Committee recorded the grant of an additional 62,360 shares to selected employees designated by the Managing Board of the Company as part of the 2006 Employee Plan. This additional grant has the same terms and conditions as the original plan. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 8,885 shares, vested as at April 27, 2007. At December 31, 2007 53,130 nonvested shares were outstanding as part of this additional grant, of which 34,255 under the local subplan.

On February 27, 2007, the Compensation Committee recorded the grant of an additional 215,000 shares to selected employees designated by the Managing Board of the Company as part of the 2006 Employee Plan. This additional grant has the same terms and conditions as the original plan. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 50,031 shares, vested as at April 27, 2007. In addition, 1,196 additional shares were accelerated during the year. At December 31, 2007 159,345 nonvested shares were outstanding as part of this additional grant, of which 57,390 under the local subplan.

On April 29 2007, following the decision by the Annual Shareholders’ meeting to increase the number of share awards to members of the Supervisory Board and Professionals of the Supervisory Board under the 2006 Supervisory Board plan, the Compensation Committee granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2007 Supervisory Board Plan”), of which 22,500 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. As of December 31 2007, 142,500 awards were outstanding.

On June 18, 2007, the Company granted 5,691,840 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2007 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company. The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in two of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at April 26, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010. The following requisite service period is required for the nonvested shares granted under the two local subplans: for the first one, 64% of the granted stock awards vest as at June 19, 2009 and 36% as at June 19, 2010. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. For the second one, 32% vest as at June 19, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010. At December 31, 2007 5,618,350 nonvested shares were outstanding, of which 1,459,635 under the first subplan and 15,900 under the second one.

On December 6, 2007, the Managing Board of the Company, as authorized by the Compensation Committee, granted additional 84,450 shares to selected employees designated by the Managing Board of the Company as part of the 2007 Employee Plan. This additional grant has the same terms and conditions as the original plan. As a consequence of the forecast performance condition results, as explained above, one half of the grants are estimated to be lost for vesting. At December 31, 2007 84,450 nonvested shares were outstanding as part of this additional grant, of which 3,000 under the first local subplan and 42,400 under the second one.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

A summary of the nonvested share activity for the years ended December 31, 2007 and December 31, 2006 is presented below:

Nonvested Shares	Number of Shares	Exercise price

Outstanding as at December 31, 2005	3,965,220	$0-€1.04

Awards granted:
2005 Employee Plan	219,850	$0
2006 Employee Plan	4,916,640	$0
2006 Supervisory Board Plan	66,000	€1.04
Awards forfeited:
2005 Employee Plan	(138,615)	$0
2006 Employee Plan	(118,430)	$0
2006 Supervisory Board Plan	(15,000)	€1.04
Awards cancelled on failed vesting conditions:
2005 Employee Plan	(1,364,902)	$0
Awards vested:
2005 Employee Plan	(637,109)	$0
2005 Supervisory Board Plan	(17,000)	€1.04
Outstanding as at December 31, 2006	6,876,654	$0-€1.04

Awards granted:
2006 Employee Plan	215,000	$0
2007 Employee Plan	5,776,290	$0
2007 Supervisory Board Plan	165,000	€1.04
Awards forfeited:
2005 Employee Plan	(42,619)	$0
2006 Employee Plan	(120,295)	$0
2007 Employee Plan	(73,490)	$0
2007 Supervisory Board Plan	(22,500)	€1.04
Awards vested:
2005 Employee Plan	(1,039,544)	$0
2005 Supervisory Board Plan	(17,000)	€1.04
2006 Employee Plan	(1,190,466)	$0
2006 Supervisory Board Plan	(17,000)	€1.04
Outstanding as at December 31, 2007	10,510,030	$0-€1.04

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

The weighted average grant date fair value of nonvested shares granted to employees under the 2006 Employee Plan was $17.35. On the 2006 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On February 27, 2007, the Compensation Committee approved the statement that the three performance conditions were met (as per initial assumption). Consequently, the compensation expense recorded on the 2006 Employee Plan reflects the statement that all of the awards granted will vest, as far as the service condition is met.

The weighted average grant date fair value of nonvested shares granted to employees under the 2007 Employee Plan was $19.35. On the 2007 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On the contrary, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2007, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that half of number of awards is expected to vest. Consequently, the compensation expense recorded for the 2007 Employee Plan reflects the vesting of half of the awards granted, subject to the service condition being met.

The compensation expense recorded for nonvested shares in 2006 included a reduction for future forfeitures, estimated at a pluri-annual rate of 4.99%, reflecting the historical trend of forfeitures on past stock award plans. This estimate was adjusted in 2007 at a pluri-annual rate of 4.40%. This estimate will be adjusted for actual forfeitures upon vesting. For employees eligible for retirement during the requisite service period, the Company records compensation expense over the applicable shortened period. For awards for which vesting was accelerated in 2007, the Company recorded immediately the unrecognized compensation expense as at the acceleration date.

The following table illustrates the classification of stock-based compensation expense included in the consolidated statements of income for the year ended December 31, 2007, December 31, 2006 and December 31, 2005, respectively:

	December 31,	December 31,	December 31,
	2007	2006	2005

Cost of sales	14	6	2
Selling, general and administrative	37	14	6
Research and development	22	8	3
Total compensation	73	28	11

Compensation cost capitalized as part of inventory was $6 million at December 31, 2007 whereas it amounted to $3 million at December 31, 2006. As of December 31, 2007 there was $58 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of 16.4 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to share-based compensation expense amounted to $9 million for the year ended December 31, 2007, $7 million for the year ended December 31, 2006 and $2 million for the year ended December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

18.7 — Accumulated other comprehensive income (loss)

The accumulated balances related to each component of Other comprehensive income (loss) were as follows:

		Unrealized		Minimum
	Foreign	gain (loss) on	Unrealized	pension	FAS 158	Accumulated
	currency	available-for-sale	gain (loss) on	liability	adoption	other
	translation	financial assets,	derivatives,	adjustment,	adjustment,	comprehensive
	income (loss)	net of tax	net of tax	net of tax	net of tax	income (loss)

Balance as of December 31, 2004	1,098	0	59	(41)	—	1,116
Other comprehensive income (loss)	(770)	—	(72)	7	—	(835)

Balance as of December 31, 2005	328	0	(13)	(34)	—	281
Other comprehensive income (loss)	532	—	26	34	(57)	535

Balance as of December 31, 2006	860	0	13	—	(57)	816
Other comprehensive income (loss)	467	(2)	(1)		40	504

Balance as of December 31, 2007	1,327	(2)	12	—	(17)	1,320

18.8 — Dividends

In 2007, the Company paid a cash dividend of $0.30 for a total amount of $269 million. In 2006 and 2005, the cash dividend paid was of $0.12 per share for a total amount of $107 million each year.

19 — EARNINGS (LOSS) PER SHARE

For the years ended December 31, 2007, 2006 and 2005, earnings (loss) per share (“EPS”) was calculated as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Basic EPS
Net income (loss)	(477)	782	266
Weighted average shares outstanding	898,731,154	896,136,969	892,760,520
Basic EPS	(0.53)	0.87	0.30
Diluted EPS
Net income (loss)	(477)	782	266
Convertible debt interest, net of tax	—	17	5

Net income (loss) adjusted	(477)	799	271
Weighted average shares outstanding	898,731,154	896,136,969	892,760,520
Dilutive effect of stock options	—	211,770	854,523
Dilutive effect of nonvested shares	—	1,252,996	116,233
Dilutive effect of convertible debt	—	60,941,995	41,880,104

Number of shares used in calculating diluted EPS	898,731,154	958,543,730	935,611,380
Diluted EPS	(0.53)	0.83	0.29

At December 31, 2007, if the Company had reported an income, outstanding stock options would have included anti-dilutive shares totalled approximately 46,722,255 shares. At December 31, 2006 and 2005, outstanding stock options included anti-dilutive shares totalled approximately 56,113,482 shares and 59,704,044 shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

There was also the equivalent of 42,310,582 common shares outstanding for convertible debt, out of which 74,936 for the 2013 bonds and 42,235,646 for the 2016 bonds. None of these bonds have been converted to shares during 2007.

20 — OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Research and development funding	97	54	76
Start-up costs	(24)	(57)	(56)
Exchange gain (loss), net	1	(9)	(16)
Patent litigation costs	(18)	(22)	(14)
Patent pre-litigation costs	(10)	(7)	(8)
Gain on sale of investment in Accent	—	6	—
Gain on sale of other non-current assets, net	2	2	12
Other, net	—	(2)	(3)

Total	48	(35)	(9)

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.

As at December 31, 2007, the caption “Other, net” included a $7 million income, net of attorney and consultancy fees that the Company received in its ongoing pursuit to recover damages related to the case with its former Treasurer as previously disclosed.

On June 29, 2006, the Company sold to Sofinnova Capital V its participation in Accent Srl, a subsidiary based in Italy. Accent Srl, in which the Company held a 51% interest, was jointly formed with Cadence Design Systems Inc. and is specialized in hardware and software design and consulting services for integrated circuit design and fabrication. The total consideration amounting to $7 million was received in cash on June 29, 2006. Net of consolidated carrying amount and transactions related expenses, the divestiture resulted in a net pre-tax gain of $6 million which was recorded in “Other income and expenses, net” in the 2006 consolidated statements of income. In addition the Company simultaneously entered into a license agreement with Accent by which the Company granted to Accent, for a total agreed lump sum amount of $3 million, the right to use “as is” and with no right to future development certain specific intellectual property of the Company that are currently used in Accent’s business activities. The total consideration was recognized immediately in 2006 and recorded as “Other revenues” in the consolidated statements of income. The Company was also granted warrants for 6,675 new shares of Accent. Such warrants expire after 15 years and can only be exercised in the event of a change of control or an Initial Public Offering of Accent above a predetermined value.

21 — IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

In 2007, the Company has incurred impairment and restructuring charges related to the following items: (i) the valuation of assets to be disposed of within Flash memory business deconsolidation under FAS 144 held-for-sale model; (ii) the manufacturing plan committed to by the Company in the second quarter of 2007 (the “2007 restructuring plan”); (iii) the 150mm restructuring plan started in 2003; (iv) the headcount reduction plan announced in the second quarter of 2005; (v) impairment charges on certain financial investments carried at cost and on intangible assets pursuant to the annual impairment test in order to assess recoverability of the carrying value of goodwill and related intangible assets.

During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the 150mm production of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The Company incurred the balance of the restructuring charges related to this manufacturing restructuring plan in 2007, later than previously anticipated to accommodate unforeseen qualification requirements of the Company’s customers.

In the first quarter of 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. This decision was intended to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. Additional restructuring initiatives were also implemented in the first quarter of 2005 such as the closure of a research and development design center in Karlsruhe (Germany) and in Malvern (U.S.A.), and the discontinuation of a development project in Singapore. In May 2005, the Company announced additional restructuring efforts to improve profitability. These initiatives were aimed to reduce the Company’s workforce by 3,000 outside Asia by the second half of 2006, of which 2,300 are planned for Europe. The Company plans to reorganize its European activities by optimizing on a global scale its EWS activities (wafer testing); harmonizing its support functions; streamlining its activities outside its manufacturing areas and by disengaging from certain activities.

In the second quarter of 2007, the Company announced it had entered into a definitive agreement with Intel to create a new independent semiconductor company from the key assets of the Company’s and Intel’s Flash memory business as described in details in Note 7. Upon meeting FAS 144 criteria for assets held for sale, the Company reclassified the assets to be transferred pursuant FMG deconsolidation from their original balance sheet classification to the line “Assets held for sale”, reflecting the to-be-contributed assets at fair value less costs to sell based on the net consideration provided for in the agreement and significant estimates. In addition, in the second half of 2007, the Company started to incur certain restructuring charges related to the disposal of FMG business.

The Company announced in the third quarter of 2007 that management committed to a new restructuring plan (“the 2007 restructuring plan”). This plan is aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market. In addition to the prior restructuring measures undertaken in the past years, this new manufacturing plan will pursue, among other initiatives: the transfer of 150mm production from Carrollton, Texas to Asia, the transfer of 200mm production from Phoenix, Arizona, to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in Bouskoura site.

In the third quarter of 2007, the Company also performed the yearly impairment test in order to assess the recoverability of the goodwill carrying value.

Impairment, restructuring charges and other related closure costs incurred in 2007, 2006, and 2005 are summarized as follows:

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year ended December 31, 2007	Impairment	charges	closure costs	costs

150mm fab plan	—	(2)	(27)	(29)
2005 restructuring initiatives	—	(6)	(3)	(9)
2007 restructuring plan	(11)	(62)	—	(73)
FMG deconsolidation	(1,107)	—	(5)	(1,112)
Other	(5)	—	—	(5)

Total	(1,123)	(70)	(35)	(1,228)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year ended December 31, 2006	Impairment	charges	closure costs	costs

150mm fab plan	(1)	(7)	(14)	(22)
2005 restructuring initiatives	(1)	(36)	(8)	(45)
Other	(10)	—	—	(10)
Total	(12)	(43)	(22)	(77)

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year ended December 31, 2005	Impairment	charges	closure costs	costs

150mm fab plan	—	(4)	(9)	(13)
2005 restructuring initiatives	(66)	(46)	(2)	(114)
Other	(1)	—	—	(1)
Total	(67)	(50)	(11)	(128)

Impairment charges

In 2007, the Company recorded impairment charges as follows:

•	$1,106 million impairment as a result of the signing of the definitive agreement for the FMG deconsolidation and upon meeting FAS 144 criteria for assets held for sale, to adjust the value of the to-be-contributed assets to fair value less costs to sell. Fair value less costs to sell was based on the net consideration provided for in the agreement and significant estimates. The final impairment charge could be different subject to further adjustments due to business and market evolution prior to the closing of the transaction;

•	$1 million impairment charge on certain specific equipment that could not be transferred as part of FMG deconsolidation and for which no alternative future use could be found in the Company;

•	$11 million impairment on certain tangible assets, mainly equipment, that the Company identified without alternative future use following its commitment to the closure of two front-end sites and one back-end site as part of the 2007 restructuring plan;

•	$2 million impairment on technologies without any alternative future use based on the Company’s products’ roadmap;

•	$3 million other-than-temporary impairment charge on a minority equity investment carried at cost. The impairment loss was based on the valuation for the underlying investment of a new round of third party financing

In 2006, the Company recorded impairment charges as follows:

•	$6 million impairment of goodwill pursuant to the decision of the Company to cease product development from technologies inherited from Tioga business acquisition. The Company reports Tioga business as part of the Application Specific Product Groups (“ASG”) product segment. Following this decision, the Company recorded the full write-off of Tioga goodwill carrying amount.

•	$4 million impairment on technologies purchased as part of Tioga business acquisition, which were determined to be without any alternative use;

•	$1 million impairment on equipment and machinery pursuant to the decision of the Company to discontinue a production line in one of its back-end sites;

•	$1 million impairment on equipment and machinery identified without any alternative use in one of the Company’s European 150 mm sites.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

In 2005, the Company recorded impairment charges as follows:

•	$39 million impairment of goodwill pursuant to the decision of the Company to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Company reports CPE business as part of the Access reporting unit, included in the Application Specific Products Group (“ASG”). Following the decision to discontinue a portion of this reporting unit, the Company, in compliance with FAS 142 reassessed the allocation of goodwill between the Access reporting unit and the business to be disposed of according to their relative fair values using market comparables;

•	$22 million of purchased technologies were identified without any alternative use following the discontinuation of CPE product lines;

•	$6 million for technologies and other intangible assets pursuant to the decision of the Company to close its research and development design centre in Karlsruhe (Germany), the discontinuation of a development project in Singapore, the optimization of its EWS (wafer testing) in the United States and other intangibles determined to be obsolete.

The long-lived assets affected by the restructuring plans are owned by the Company and were assessed for impairment using the held-for-use model defined in FAS 144 when they did not satisfy all of the criteria required for held-for-sale status. In 2007, apart from assets held for sale within FMG deconsolidation, the Company did not identify any significant tangible asset to be disposed of by sale. In 2006, the Company identified certain machinery and equipment to be disposed of by sale in one of its back-end sites in Morocco, following the decision of the Company to disengage from SPG activities as part of its latest restructuring initiatives. These assets did not generate any impairment charge and were reflected at their carrying value on the line “Other receivables and assets” of the consolidated balance sheet as at December 31, 2006. These assets were sold in 2007, which generated a gain amounting to $2 million reported on the line “Other income and expenses, net” in the consolidated statements of income for the year ended December 31, 2007.

In January 2007, NXP Semiconductors B.V. announced that it would withdraw from the alliance the Company operates jointly with Freescale Semiconductor, Inc. for certain research and development activities and the operation of a 300mm wafer pilot line fab in Crolles (France) (“Crolles2 alliance”). Therefore, the Crolles2 alliance expired on December 31, 2007. Freescale Semiconductor, Inc. had also notified the Company that it would terminate its participation to the Crolles2 alliance as of such date.

Restructuring charges and other related closure costs in 2007, 2006 and 2005 are summarized as follows:

	150mm fab plan			2005	2007		Total restructuring
		Other related		restructuring	restructuring	FMG	& other related
	Restructuring	closure costs	Total	initiatives	plan	disposal	closure costs

Provision as at December 31, 2004	36	1	37	—		3	40
Charges incurred in 2005	10	9	19	48		—	67
Reversal of provision	(6)		(6)				(6)
Amounts paid	(23)	(10)	(33)	(21)		(2)	(56)
Currency translation effect	(4)	—	(4)	—		—	(4)

Provision as at December 31, 2005	13	—	13	27	—	1	41

Charges incurred in 2006	7	14	21	44		—	65
Amounts paid	—7	—14	—21	—54		—1	—76
Currency translation effect	1	—	1	1		—	2

Provision as at December 31, 2006	14	—	14	18	—	—	32

Charges incurred in 2007	4	27	31	9	62	5	107
Reversal of provision	(2)	—	(2)	—	—	—	(2)
Amounts paid	(4)	(27)	(31)	(19)	(2)	(3)	(55)

Provision as at December 31, 2007	12	—	12	8	60	2	82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

150mm fab plan:

Restructuring charges incurred in 2007 on this plan amounted to $31 million, primarily related to transfer, maintenance and decontamination associated with the closure and transfer of production for the sites of Rousset (France) and Agrate (Italy). In 2007, the Company reversed a $2 million provision recorded in 2003 to cover the Company’s legal obligation to pay penalties to the French governmental institutions related to the closure of Rennes production site since the French authorities decided in 2007 to waive the payment of such penalties.

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

2005 restructuring initiatives:

In 2007, the Company recorded a total restructuring charge amounting to $9 million, detailed as follows: (i) $6 million corresponded to workforce reduction initiatives in Europe; and (ii) $3 million was related to reorganization actions aiming at optimizing the Company’s EWS activities.

In 2006, the Company recorded a total restructuring charge amounting to $44 million, of which $37 million corresponded to workforce reduction initiatives in Europe and $7 million were related to reorganization of its EWS activities as part of the plan of reorganization and optimization of its activities as defined in 2005.

In 2005, the Company commenced these restructuring initiatives and recorded the following charges:

•	Pursuant to the decision of reducing its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Company committed to an exit plan in Zaventem (Belgium) and recorded in 2005 $4 million of workforce termination benefits.

•	In order to streamline its research and development sites, the Company decided to cease its activities in two locations, Karlsruhe (Germany) and Malvern (U.S.A.). The Company incurred in 2005 $1 million restructuring charges corresponding to employee termination costs and of $1 million of unused lease charges related to the closure of these two sites.

•	In addition, charges totalling $2 million were paid in 2005 by the Company for voluntary termination benefits for certain employees. The Company also incurred a $2 million charge in 2005 related to additional restructuring initiatives, mainly in the United States and Mexico.

•	The Company recorded a total restructuring charge amounting to $38 million related to termination incentives for two of the Company’s subsidiaries in Europe, who accepted special termination arrangements.

2007 restructuring plan:

The Company recorded a total restructuring charge for its latest restructuring plan amounting to $62 million, mainly related to termination benefits for involuntary leaves. This total charge includes the provision for contractual, legal and past practice termination benefits to be paid for an estimated number of employees primarily in the United States, France and Morocco amounting to $37 million, and $25 million corresponding to one-time termination benefits established by the restructuring plan as communicated in the United States, which specifies certain retention and completion bonuses to be paid to employees who are required to render service until full closure of the manufacturing sites.

FMG disposal:

In 2007, the Company recorded $5 million restructuring charges related to FMG disposal group of assets, mainly related to transfer, maintenance and decontamination costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Total impairment, restructuring charges and other related closure costs:

The 2003 restructuring plan and related manufacturing initiatives were largely completed in 2007. Of the total $330 million expected pre-tax charges to be incurred under the plan, $345 million have been incurred as of December 31, 2007 ($29 million in 2007, $22 in 2006, $13 million in 2005, $76 million in 2004 and $205 million in 2003).

The 2005 headcount reduction plan, which was nearly fully completed as at December 31, 2007, was originally expected to result in pre-tax charges of $100 million, out of which $95 million have been incurred as at December 31, 2007 ($9 million in 2007, $45 in 2006 and $41 million in 2005).

The 2007 restructuring plan is expected to result in pre-tax charges in the range of $270 to $300 million, of which $62 million have been incurred as of December 31, 2007. This plan is expected to be completed in the second half of 2009.

In 2007, total amounts paid for restructuring and related closure costs amounted to $55 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

22 — INTEREST INCOME (EXPENSE), NET

Interest income (expense), net consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Income	156	143	53
Expense	(73)	(50)	(19)

Total	83	93	34

No borrowing cost was capitalized in 2007 and 2006, while capitalized interest was $2 million in 2005. Interest income on floating rate notes classified as available-for-sale marketable securities amounted to $41 million for the year ended December 31, 2007 and to $5 million for the year ended December 31, 2006. Interest income on auction rate securities amounted to $24 million and $9 million for the years ended December 31, 2007 and 2006 respectively.

In 2005, the Company invested available cash in credit-linked deposits issued by several primary banks, which maturity was scheduled before year-end. Interest income on these marketable securities for the years ended December 31, 2005 amounted to $18 million.

23 — INCOME TAX

Income before income tax expense is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Income (loss) recorded in The Netherlands	(54)	(12)	(60)
Income from foreign operations	(440)	776	335

Income before income tax expense	(494)	764	275

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Income tax benefit (expense) is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

The Netherlands taxes — current	(4)	(7)	(6)
Foreign taxes — current	(121)	(47)	(33)

Current taxes	(125)	(54)	(39)
Foreign deferred taxes	148	74	31

Income tax benefit (expense)	23	20	(8)

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate, of 25.5% in 2007, 29.6% in 2006 and 34.5% in 2005 and the effective income tax rate are the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Income tax expense computed at statutory rate	126	(226)	(95)
Permanent and other differences	(20)	(27)	(26)
Valuation allowance adjustments	(1)	(8)	—
Impact of prior years adjustments	(17)	63	28
Effects of change in enacted tax rate on deferred taxes	(21)	—	—
Current year credits	63	49	20
Other tax and credits	(3)	(1)	(2)
Benefits from tax holidays	122	134	48
Impact of FMG deconsolidation	(113)	—	—
Earnings of subsidiaries taxed at different rates	(113)	36	19

Income tax benefit (expense)	23	20	(8)

The line “Impact of prior years’ adjustments” includes amounts that are further disclosed at “Changes to the uncertain tax positions of prior years” in the uncertain tax position reconciliation table included in this note.

The line “Earnings of subsidiaries taxed at different rates” includes a $97 million decrease related to the FMG deconsolidation for amounts that were deductible in tax jurisdictions with statutory tax rates substantially below the Netherlands statutory rate.

In 2006, as the result of favourable events that occurred in that year, the Company recognized approximately $23 million in tax benefits related to Research and Development Credits and Extraterritorial Income Exclusions in the United States for prior periods. In addition the Company reversed $90 million in income tax provisions related to a previously received tax assessment in the United States based on a final settlement upon appeals.

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.14, $0.15, and $0.05 for the years ended December 31, 2007, 2006, and 2005, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2007	2006

Tax loss carryforwards and investment credits	213	159
Inventory valuation	38	25
Impairment and restructuring charges	76	18
Fixed asset depreciation in arrears	61	81
Receivables for government funding	169	116
Tax allowances granted on past capital investments	1,054	975
Pension service costs	24	29
Commercial accruals	10	11
Other temporary differences	67	52

Total deferred tax assets	1,712	1,466
Valuation allowances	(1,123)	(1,039)

Deferred tax assets, net	589	427

Accelerated fixed asset depreciation	(110)	(118)
Acquired intangible assets	(11)	(8)
Advances of government funding	(24)	(25)
Other temporary differences	(27)	(30)

Deferred tax liabilities	(172)	(181)

Net deferred income tax asset	417	246

As of December 31, 2007, the Company and its subsidiaries have tax loss carryforwards and investment credits that expire starting 2008, as follows:

Year

2007	1
2008	10
2009	9
2010	21
Thereafter	172

Total	213

The “Tax allowances granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 7% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, the Company will continue to receive tax credits on future years’ capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

Tax loss carryforwards include $59 million in net operating losses acquired in business combinations, which continue to be fully provided for at December 31, 2007. Any eventual use of these tax loss carryforwards would result in a reduction of the goodwill recorded in the original business combination.

The amount of deferred tax expense recorded as a component of other comprehensive income (loss) was ($8) million and $7 million in 2007 and 2006 respectively and related primarily to the tax effects of the recognized unfunded status on defined benefits plans and unrealized gains on derivatives. The amount of deferred tax expense recorded as a component of other comprehensive income (loss) was $6 million in 2005 and related primarily to the tax effects of unrealized gains (losses) on derivatives as well as minimum pension liability adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

With the adoption of FIN 48 in the first quarter of 2007, the Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.

The Company recorded as of the adoption date an incremental tax liability of $8 million for the difference between the amounts recognized under its previous accounting policies and the income tax benefits determined under the new guidance. Total unrecognized tax benefits as of the date of adoption amounts to $82 million, of which $74 million correspond to tax exposure provisions recorded under accounting principles applicable prior to FIN 48 adoption. The cumulative effect of the change in the accounting principle that the Company applied to uncertain income tax positions was recorded in the first quarter of 2007 as an adjustment to retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$82
Additions based on tax positions related to the current year	4
Additions for tax positions of prior years	72
Reductions for tax positions of prior years	(25)
Settlements	(6)
Reductions for lapse of statute of limitations	(28)

Balance at December 31, 2007	$99

The total amount of these unrecognized tax benefits would affect the effective tax rate, if recognized. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase by up to $64 million based upon tax examinations that are expected to be completed within the next 12 months.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Interest and penalties are not material for the year or on a cumulative basis.

The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2007.

24 — COMMITMENTS

The Company’s commitments as of December 31, 2007 were as follows:

	Total	2008	2009	2010	2011	2012	Thereafter
	In million U.S.$

Operating leases	300	57	41	30	25	18	129
Purchase obligations	1,200	1,100	65	30	5
of which:
Equipment and other asset purchase	683	683
Foundry purchase	266	266
Software, technology licenses and design	251	151	65	30	5
Other obligations	622	463	92	37	9	8	13

Total	2,122	1,620	198	97	39	26	142

As a consequence of the Company’s July 10 announcement, the future shutdown of the Company’s plants in the United States will lead to negotiations with some of the Company’s suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees. This concerns approximately $51 million commitments (operating leases and purchasing obligations.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The Company leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $62 million, $56 million and $61 million in 2007, 2006 and 2005, respectively.

As described in Note 4, the Company and Hynix Semiconductor signed on November 16, 2004 a joint-venture agreement to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The business license was obtained in April 2005 and the Company paid $213 million, including $1 million of deal-related expenses in 2006 and $38 million of capital contributions in 2005. The Company has also entered into a debt guarantee agreement with a third party financial institution which will loan up to $250 million to the joint venture. Repayment of the loan by the joint venture is guaranteed by a deposit from the Company to the bank in an offsetting amount. As of December 31, 2007, $250 million has been loaned to the joint venture and a deposit placed by the Company with the bank in a like amount. Furthermore, the Company has contingent future loading obligations to purchase products from the joint venture, which have not been included in the table above because at this stage the amounts remain contingent and non-quantifiable.

Purchase obligations are primarily comprised of purchase commitments for equipment and other assets, for outsourced foundry wafers and for software licenses. Following the termination of the Crolles2 alliance with Freescale Semiconductor and NXP Semiconductors, the Company signed an agreement with its two partners to commit to purchasing their 300-mm equipment during 2008. The timing of the purchase has been agreed on the basis of the Company’s current visibility of the loading for the wafer fab. The contracts provide for the following schedule of purchases of the equipment: $140 million on March 14, 2008; $135 million on April 18, 2008; and, $129 million on June 30, 2008.

Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements. Following the agreement signed on December 11, 2007 to acquire Genesis Microchip Inc. (“Genesis Microchip”), the Company committed to a cash tender offer to purchase all of the outstanding shares of Genesis Microchip for $8.65 per share, net to the holder in cash, for a total amount of $345 million approximately. Transaction has been completed in January 2008.

Other commitments

The Company has issued guarantees totalling $785 million related to its subsidiaries’ debt.

25 — CONTINGENCIES

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims beyond assessed uncertain tax positions, as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

26 — CLAIMS AND LEGAL PROCEEDINGS

The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

with claims from customers or other parties and tax disputes beyond assessed uncertain tax positions. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera Technologies, Inc (“Tessera”). Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company is not currently in a position to evaluate any probable loss, which may arise out of such litigation.

27 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

27.1 Financial risk factors

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Corporate Treasury) reporting to the Chief Financial Officer. Simultaneously, a Treasury Committee was created to steer treasury activities and to ensure compliance with corporate policies approved by the Board of Directors. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The majority of cash and cash equivalent is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

Market risk

Foreign exchange risk

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries.

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted by Corporate Treasury. To manage their foreign exchange risk arising from recognized assets and liabilities, entities in the Company use forward contracts and purchased currency options, transacted by Corporate Treasury. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments. In addition, forward contracts and currency options are also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

as well as a portion of its front-end manufacturing production costs of semi-finished goods. The derivative instruments used to hedge these forecasted transactions meet the criteria for designation as cash flow hedge. The hedged forecasted transactions are all highly probable of occurrence for hedge accounting purposes.

It is the Company’s policy to keep the foreign exchange exposures in all the currency pairs hedged month by month against the monthly standard rate. Each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Company, which consists in the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement of the foreign exchange rates will not therefore influence the exchange effect on consolidated statements of income items. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are eventually taken.

Derivative Instruments Not Designated as a Hedge

As described above, the Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These include receivables from international sales by various subsidiaries in foreign currencies, payables for foreign currency denominated purchases and certain other assets and liabilities arising in intercompany transactions.

The notional amount of these financial instruments totalled $254 million, $232 million and $1,461 million at December 31, 2007, 2006 and 2005, respectively. The principal currencies covered are the Euro, the Singapore dollar, the Japanese yen, the Swiss franc and the Malaysian ringgit.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2007 have remaining terms of 2 days to 5 months, maturing on average after 27 days.

Derivative Instruments Designated as a Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options.

For the year ended December 31, 2007 the Company recorded a reduction in cost of sales and operating expenses of $16 million and $20 million, respectively, related to the realized gain incurred on such hedged transactions. For the year ended December 31, 2006 the Company recorded a reduction in cost of sales and operating expenses of $5 million and $14 million, respectively, related to the realized gain incurred on such hedged transactions. In addition, no cash flow hedge transaction was discontinued in 2007 and 2006 and, as such, no amount was reclassified as “Other income and expenses, net” into the consolidated statements of income from Accumulated other comprehensive income. For the year ended December 31, 2005 the Company recorded as cost of sales and operating expenses $51 million and $30 million, respectively, related to the realized loss incurred on hedged transactions. In addition, after determining that it was not probable that certain forecasted transactions would occur by the end of the originally specified time period, the Company discontinued in 2005 certain of its cash flow hedges and reclassified a net loss of $37 million as “Other income and expenses, net” into the consolidated statements of income from Accumulated other comprehensive income.

The notional amount of foreign currency forward contracts and currency options designated as cash flow hedges totalled $482, $593 and $745 million at December 31, 2007, 2006 and 2005 respectively. The forecasted transactions hedged at December 31, 2007 were determined to be probable of occurrence.

As of December 31, 2007, $12 million of deferred gains on derivative instruments, net of tax of $1 million, included in Accumulated other comprehensive income were expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. As of December 31, 2006, $13 million of deferred gains on derivative instruments, net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

of $2 million, included in Accumulated other comprehensive income were expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. As of December 31, 2005, $13 million of deferred losses on derivative instruments, net of tax of $1 million, included in Accumulated other comprehensive income were reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.

Foreign currency forward contracts and currency options designated as cash flow hedges outstanding as of December 31, 2007 have remaining terms of 9 days to 5 months, maturing on average after 43 days.

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.

The Company analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. As of December 31, 2007 and 2006 the cancellable swaps met the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds are reflected at their fair values in the consolidated balance sheets. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. At December 31, 2007 and 2006 the cancellable swaps are highly effective at hedging the change in fair value of the hedged bonds attributable to changes in interest rates. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “Other income and expenses, net” in the consolidated statements of income. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the cancellable swaps will continue to be recorded in the consolidated statements of income. The net loss recognized in “Other income and expenses, net” for the year ended December 31, 2007 as a result of the ineffective portion of this fair value hedge amounted to $1 million, while it was not material in 2006.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank group within a threshold of 20%.

Due to the credit market turmoil, the Company has decided to further tighten the counterparty concentration and credit risk profile. The maximum outstanding counterparty risk has been reduced and currently does not exceed 15% for major international banks with large market capitalization.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilisation of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2007 and 2006, one customer, the Nokia Group of companies, represented 26.9% and 26.2% of trade accounts receivable, net respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from an adequate of committed credit facilities and the ability to close out market positions. The Company’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Company’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

27.2 Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

Consistent with others in the industry, the Company monitors capital on the basis of the debt-to-equity ratio. This ratio is calculated as the net financial position of the Company, defined as the difference between total cash position (cash and cash equivalents, marketable securities — current and non-current-, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt), divided by total equity attributable to the shareholders of the Company.

27.3 — Fair value estimation

The fair values of quoted financial instruments are based on current market prices. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the bid price. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using significant assumptions and estimates. In measuring fair value, the Company makes maximum use of market inputs and relies as little as possible on entity-specific inputs.

	2007		2006
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Long-term debt
— Bank loans (including current portion)	472	465	478	466
— Senior Bonds	736	734	659	655
— Convertible debt	1,012	965	993	1,010
Marketable securities
— Floating-rate notes	1,014	1,014	460	460
— Auction rate securities	369	369	304	304
Other receivables and assets
— Foreign exchange forward contracts and currency options	13	13	14	14
Other investments and other non current assets
— Cancellable swaps designated as fair value hedge	8	8	4	4
— Equity securities classified as available-for-sale	5	5	5	5
Other payables and accrued liabilities
— Foreign exchange forward contracts and currency options	1	1	1	1

The methodologies used to estimate fair value are as follows:

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Marketable securities

The fair value of floating rate notes is estimated based upon quoted market prices for the same or similar instruments.

For auction rate securities, which are debt securities without available observable market price, the Company establishes fair value by reference to public available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, using “mark to market” bids and “mark to model” valuations received from the structuring financial institutions.

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

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same instruments.

28 — RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005

Sales & other services	272	118	158
Research and development expenses	(68)	(43)	(48)
Other purchases	(85)	(70)	(16)
Other income and expenses	(11)	(21)	(12)
Accounts receivable	44	20	29
Accounts payable	40	20	12
Other assets	2	—	11

For the years ended December 31, 2007, December 31, 2006 and 2005, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Commissariat à l’Energie Atomique (LETI) Areva, France Telecom, Equant, Orange, Finmeccanica, Cassa Depositi e Prestiti and Thomson. For 2007, the related party transactions also include transactions with Flextronics, Oracle and KLA-Tenkor. Additionally the Company incurred in 2007 and 2006 significant amounts from Hynix Semiconductor Inc., with which the Company has a significant equity investment, Hynix ST joint venture, described in detail in note 4. In 2007 and 2006, Hynix Semiconductor Inc. increased its business transactions with the Company in order to supply products on behalf of the joint venture, which was not ready to fully produce and supply the volumes of specific products as requested by the Company. The amount of purchases and other expenses from Hynix Semiconductor Inc. was $161 million in 2007 and $161 million in 2006. The amount of sales and other services made in 2007 was $2 million. The Company had a payable amount of $18 million as at December 31, 2007 and $13 million as at December 31, 2006.

Additionally, as detailed in note 8, the Company recorded costs amounting to $26 million to create the infrastructure necessary to prepare Numonyx to operate immediately following the FMG deconsolidation, for which the Company has paid and will be reimbursed by Numonyx following the closing of the transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

In addition, the Company participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which are not included in the table above. The share of income (expense) recorded by the Company as research and development expenses incurred by E.I.G amounted to $1 million expense in 2007 and 2006 and to $5 million expense in 2005. At December 31, 2007 and 2006, the Company had no receivable or payable amount. At December 31, 2005, the Company had a net receivable amount of $1 million.

The Company contributed cash amounts totalling $1 million, for the years ended December 31, 2007, 2006 and 2005 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

In addition, pursuant to the Supervisory Board’s approval, the Company paid in 2005 a special contribution amounting to $4 million to a non-profit charitable institution in the field of sustainable development and social responsibility on behalf of its former President and Chief Executive Officer.

29 — SEGMENT INFORMATION

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

Beginning with the first quarter of 2005, the Company reported until December 31, 2006 its semiconductor sales and operating income in three segments:

•	Application Specific Product Groups (“ASG”) segment, comprised of three product lines — Home, Personal and Communication (“HPC”), Computer Peripherals (“CPG”) and new Automotive Product (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Power, Analog (“MPA”) segment.

In an effort to better align the Company to meet the requirements of the market, together with the pursuit of strategic repositioning in Flash Memory, the Company announced in December 2006 a reorganization of its product segments into three main segments:

•	Application Specific Product Groups (“ASG”) segment;

•	Industrial and Multisegment Sector (“IMS”) segment; and

•	Flash Memory Group (“FMG”) segment.

ASG segment includes the existing APG and CPG product lines and the newly created Mobile, Multimedia and Communications Group and Home, Entertainment and Display Group. IMS segment contains the Microcontrollers, Memories and Smartcards Group and the Analog, Power and MEMS Group. FMG segment incorporates all Flash Memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales. The new product segments became effective on January 1, 2007. The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. However management believes the 2006 quarter’s presentation is representative of 2007 and is using these comparatives when managing the Company.

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

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.

Net revenues by product segment

	December 31,	December 31,	December 31,
	2007	2006	2005

In million of U.S dollars
Net revenues by product segment:
Application Specific Product Groups segment	5,439	5,395	4,991
Industrial and Multisegment Sector segment	3,138	2,842	2,482
Flash Memory Group segment	1,364	1,570	1,351
Others(1)	60	47	58

Total consolidated net revenues	10,001	9,854	8,882

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

Operating income (loss) by product segment

	December 31,	December 31,	December 31,
	2007	2006	2005

Application Specific Product Groups segment	303	439	355
Industrial and Multisegment Sector segment	469	441	336
Flash Memory Group segment	(51)	(53)	(199)
Total operating income of product groups	721	827	492
Others(1)	(1,266)	(150)	(248)

Total consolidated operating income (loss)	(545)	677	244

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Reconciliation to consolidated operating income (loss):

	December 31,	December 31,	December 31,
	2007	2006	2005

Total operating income of product groups	721	827	492

Strategic R&D and other R&D programs	(20)	(12)	(28)
Start-up costs	(24)	(57)	(56)
Impairment & restructuring charges	(1,228)	(77)	(128)
Subsystems and Other Products Group	6	(1)	1
One-time compensation and special contributions(1)			(22)
Seniority awards	(21)
Other non-allocated provisions(2)	21	(3)	(15)

Total operating loss Others(3)	(1,266)	(150)	(248)
Total consolidated operating income (loss)	(545)	677	244

(1)	One-time compensation and special contributions to the Company’s former CEO and other executives were not allocated to product groups.

(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs. .

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the groups since 2005; comparable amounts reported in this category have been reclassified accordingly in the above table.

The following is a summary of operations by entities located within the indicated geographic areas for 2007, 2006 and 2005. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (P,P&E, net) and intangible assets, net including goodwill. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31,	December 31,	December 31,
	2007	2006	2005

The Netherlands	3,123	3,114	2,864
France	223	240	268
Italy	220	230	203
USA	1,027	1,030	1,066
Singapore	4,795	4,698	4,041
Japan	483	400	306
Other countries	130	142	134

Total	10,001	9,854	8,882

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Long-lived assets

	December 31,	December 31,	December 31,
	2007	2006	2005

The Netherlands	413	318	333
France	1,906	1,781	1,618
Italy	1,265	1,745	1,698
Other European countries	193	204	176
USA	393	470	458
Singapore	735	1,642	1,684
Malaysia	288	356	321
Other countries	379	344	332

Total	5,572	6,860	6,620

STMICROELECTRONICS N.V.
VALUATION AND QUALIFYING ACCOUNTS

	Balance at		Charged to		Balance at
	beginning	Translation	costs and		end of
Valuation and qualifying accounts deducted from the related asset accounts	of period	adjustment	expenses	Deductions	period
	(Currency — millions of U.S. dollars)

2007
Inventories	47		72	(80)	39
Accounts Receivable	31		1	(11)	21
Deferred Tax Assets	1,039	6	79	(1)	1,123
2006
Inventories	51		78	(82)	47
Accounts Receivable	27	1	7	(4)	31
Deferred Tax Assets	854	101	135	(51)	1,039
2005
Inventories	47		73	(69)	51
Accounts Receivable	21	(1)	10	(3)	27
Deferred Tax Assets	855	(110)	109		854

S-1