Form 20-F
period 2008-12-31
STMICROELECTRONICS NV
filed 2009-05-13
CIK 932787

As filed with the Securities and Exchange Commission on May 13, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Carlo Bozotti
39, Chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva
Switzerland
Tel: +41 22 929 29 29
Fax: +41 22 929 29 88
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

874,276,833 common shares at December 31, 2008

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
Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

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

We have compiled the market share, market size and competitive ranking data in this annual report using statistics and other information obtained from several third-party sources. Except as otherwise disclosed herein, all references to our competitive positions in this annual report are based on 2008 revenues according to provisional industry data published by iSuppli and 2007 revenues according to industry data published by iSuppli, and references to trade association data are references to World Semiconductor Trade Statistics (“WSTS”). Certain terms used in this annual report are defined in “Certain Terms.”

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (net operating cash flow, net financial position and pro forma operating performance), which are derived from amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, since 2005, we have been required by Dutch law to report our statutory and Consolidated Financial Statements, previously reported using generally accepted accounting principles in the Netherlands, in accordance with International Financial Reporting Standards (“IFRS”). The financial statements reported in IFRS can differ materially from the statements reported in U.S. GAAP.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	Volatility in demand in the key application markets and from key customers served by our products, and changes in customer order patterns, including order cancellations, all of which generate uncertainties and make it extremely difficult to accurately forecast and plan our future business activities and to operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•	significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization and unused capacity charges, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing, execution and associated costs for the announced transfer of manufacturing from facilities designated for closure, including phase-out and start-up costs;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•	the current volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts potentially realized upon a future sale of our debt and equity investments could differ significantly from the fair values currently assigned to them;

•	the depth and length of the current financial crisis will have a negative impact on our financial performance which, in turn, may lead to negative financial results, additional restructuring measures, further impairments as well as new initiatives designed to protect our liquidity and financial strength, which may impact our ability to pursue new investment opportunities, secure financing or pay dividends;

•	our ability to successfully integrate the acquisitions we pursue, in particular the merger of ST-NXP Wireless with Ericsson Mobile Platforms (“EMP”) to form ST-Ericsson, which may prove even more challenging in the current difficult economic environment;

•	we hold significant non-marketable equity investments in Numonyx, our joint venture in the flash memory market segment, and in ST-Ericsson, our joint venture in the wireless segment. Additionally, we are a guarantor for certain Numonyx debt. Therefore, declines in these market segments could result in significant impairment charges, restructuring charges and gains/losses on equity investments;

•	our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars, as well as our our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•	the effects of hedging, which we practice in order to minimize the impact of variations between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure, especially the Euro, in the currently very volatile currency environment;

•	our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the ability to maintain solid, viable relationships with our suppliers and customers in the event they are unable to maintain a competitive market presence due, in particular, to the effects of the current economic environment;

•	changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers or our suppliers, operate; and

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2008. Such data have been derived from our Consolidated Financial Statements. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 2008, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements and the related Notes thereto included in “Item 8. Financial Information — Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In millions except per share and ratio data)

Consolidated Statements of Income Data:
Net sales	$9,792	$9,966	$9,838	$8,876	$8,756
Other revenues	50	35	16	6	4

Net revenues	9,842	10,001	9,854	8,882	8,760
Cost of sales	(6,282)	(6,465)	(6,331)	(5,845)	(5,532)

Gross profit	3,560	3,536	3,523	3,037	3,228
Operating expenses:
Selling, general and administrative	(1,187)	(1,099)	(1,067)	(1,026)	(947)
Research and development(1)	(2,152)	(1,802)	(1,667)	(1,630)	(1,532)
Other income and expenses, net(2)	62	48	(35)	(9)	10
Impairment, restructuring charges and other related closure costs	(481)	(1,228)	(77)	(128)	(76)

Total operating expenses	(3,758)	(4,081)	(2,846)	(2,793)	(2,545)

Operating income (loss)	(198)	(545)	677	244	683
Other-than-temporary impairment charge on financial assets	(138)	(46)	—	—	—
Interest income (expense), net	51	83	93	34	(3)
Earnings (loss) on equity investments	(553)	14	(6)	(3)	(4)
Unrealized gain on financial assets	15	—	—	—	—
Loss on extinguishment of convertible debt	—	—	—	—	(4)

Income (loss) before income taxes and minority interests	(823)	(494)	764	275	672
Income tax benefit (expense)	43	23	20	(8)	(68)

Income (loss) before minority interests	(780)	(471)	784	267	604
Minority interests	(6)	(6)	(2)	(1)	(3)

Net income (loss)	(786)	$(477)	$782	$266	$601

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In millions except per share and ratio data)

Earnings (loss) per share (basic)	$(0.88)	$(0.53)	$0.87	$0.30	$0.67
Earnings (loss) per share (diluted)	$(0.88)	$(0.53)	$0.83	$0.29	$0.65
Number of shares used in calculating earnings per share (basic)	892.0	898.7	896.1	892.8	891.2
Number of shares used in calculating earnings per share (diluted)	892.0	898.7	958.5	935.6	935.1
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents(3)	$1,009	$1,855	$1,659	$2,027	$1,950
Marketable securities	651	1,014	764	—	—
Short-term deposits	—	—	250	—	—
Restricted cash	250	250	218	—	—
Non-current marketable securities	242	369	—	—	—
Total assets	13,913	14,272	14,198	12,439	13,800
Short-term debt (including current portion of long-term debt)	143	103	136	1,533	191
Long-term debt (excluding current portion)(2)	2,554	2,117	1,994	269	1,767
Shareholders’ equity(4)	8,156	9,573	9,747	8,480	9,110
Common stock and capital surplus	3,480	3,253	3,177	3,120	3,074
Other Data:
Dividends per share(5)	$0.36	$0.30	$0.12	$0.12	$0.12
Capital expenditures(6)	983	1,140	1,533	1,441	2,050
Net cash provided by operating activities	1,722	2,188	2,491	1,798	2,342
Depreciation and amortization(6)	1,366	1,413	1,766	1,944	1,837
Debt-to-equity ratio(7)	0.33	0.23	0.22	0.21	0.21
Net financial position: resources (debt)(7)	$(545)	$1,268	$761	$225	$(8)
Net financial position to total shareholders’ equity ratio(7)	(0.07)	0.132	0.078	0.026	(0.001)

(1)	Our reported research and development expenses are mainly in the areas of product design, technology and development, and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales. As of 2008, our R&D expenses are net of certain tax credits.

(2)	“Other income and expenses, net” includes, among other things: funds received through government agencies for research and development expenses; the costs incurred for new start-up and phase-out activities not involving saleable production; foreign currency gains and losses; gains on sales of tangible assets and non-current assets; and the costs of certain activities relating to intellectual property.

(3)	On November 16, 2000, we issued $2,146 million initial aggregate principal amount of Zero Coupon Senior Convertible Bonds due 2010 (the “2010 Bonds”), for net proceeds of $1,458 million; in 2003, we repurchased on the market approximately $1,674 million aggregate principal amount at maturity of 2010 Bonds. During 2004, we completed the repurchase of our 2010 Bonds and repurchased on the market approximately $472 million aggregate principal amount at maturity for a total amount paid of $375 million. In August 2003, we issued $1,332 million principal amount at issuance of our convertible bonds due 2013 (our “2013 Convertible Bonds”) with a negative yield of 0.5% that resulted in a higher principal amount of $1,400 million and net proceeds of $1,386 million. During 2004, we repurchased all of our outstanding Liquid Yield Option Notes due 2009 (our “2009 LYONs”) for a total amount of cash paid of $813 million. In February 2006, we issued Zero Coupon Senior Convertible Bonds due 2016 (our “2016 Convertible Bonds”) representing total gross proceeds of $974 million. In March 2006, we issued €500 million Floating Rate Senior Bonds due 2013 (our “2013 Senior Bonds”). In August 2006, as a result of almost all of the holders of our 2013 Convertible

Bonds exercising their August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds at a conversion ratio of $985.09 per $1,000 aggregate principal amount at issuance resulting in a cash disbursement of $1,377 million.

(4)	In 2001, we repurchased 9,400,000 common shares for $233 million, and in 2002, we repurchased an additional 4,000,000 shares for $115 million. In 2008, we repurchased 29,520,220 of our shares, for a total cost of $313 million. We reflected this purchase at cost as a reduction of shareholders’ equity. The repurchased shares have been designated for allocation under our share-based compensation programs as nonvested shares, including the plans as approved by the 2005, 2006, 2007 and 2008 annual general shareholders’ meetings, and those which may be attributed in the future. As of December 31, 2008, 6,889,748 shares were transferred to employees upon vesting of such stock awards.

(5)	Dividend per share represents the yearly dividend as approved by our annual general meeting of shareholders, which relates to the prior year’s accounts.

(6)	Capital expenditures are net of certain funds received through government agencies, the effect of which is to reduce our cash used in investing activities and to decrease depreciation.

(7)	Net financial position: resources (debt) is representing the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, current portion of long-term debt and long-term debt, as represented in our consolidated balance sheet. Our net financial position to total shareholders’ equity ratio is a non-U.S. GAAP financial measure. The most directly comparable U.S. GAAP financial measure is considered to be “Debt-to-Equity Ratio.” However, the Debt-to-Equity Ratio measures gross debt relative to equity, and does not reflect our current cash position. We believe that our net financial position to total shareholders’ equity ratio is useful to investors as a measure of our financial position and leverage. The ratio is computed on the basis of our net financial position divided by total shareholders’ equity. For more information on our net financial position, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources — Net financial position.” Our computation of net debt (cash) to total shareholders’ equity ratio may not be consistent with that of other companies, which could make comparability difficult.

Risk Factors

Risks Related to the Semiconductor Industry

The semiconductor industry has been significantly impacted by the deteriorating global economic situation, and the prospects of a prolonged recession could have a further material impact on our business, financial condition and operating results.

The recent deterioration in general economic conditions, driven by the credit market crisis, has slowed global economic activity and impacted business and consumer confidence. This has resulted in an unprecedented, precipitous decline in the demand for semiconductor products. As a result, our business, financial conditions and results of operations have been and may continue to be affected. A prolonged economic downturn affecting the semiconductor industry may result in a variety of risks to our business, including:

•	significant declines in sales;

•	significant reductions in selling prices;

•	the resulting significant impact on our gross margins and profitability;

•	increased volatility and/or declines in our share price;

•	increased volatility or adverse movements in foreign currency exchange rates;

•	delays in, or curtailment of, purchasing decisions by our customers or potential customers either as a result of overall economic uncertainty or as a result of their inability to access the liquidity necessary to engage in purchasing initiatives or new product development;

•	underloading of wafer fabrication plants (“fabs”);

•	decreased valuations of our equity investments;

•	increased credit risk associated with our customers or potential customers, particularly those that may operate in industries most affected by the economic downturn, such as automotive; and

•	impairment of goodwill or other assets.

To the extent that the current economic downturn worsens or is prolonged, our business, financial condition and results of operations could be more significantly and adversely affected.

The semiconductor industry may also be impacted by changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate.

We may face greater risks due to the international nature of our business, including in the countries where we, our customers or our suppliers operate, such as:

•	negative economic developments in foreign economies and instability of foreign governments, including the threat of war, terrorist attacks or civil unrest;

•	epidemics such as disease outbreaks, pandemics and other health related issues;

•	changes in laws and policies affecting trade and investment, including through the imposition of new constraints on investment and trade; and

•	varying practices of the regulatory, tax, judicial and administrative bodies.

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

Reduction in demand and/or an increase in production capacity for semiconductor products may lead to overcapacity, which in turn may require us to make decisions that could result in temporary or permanent plant closures, asset impairments, restructuring charges, inventory write-offs and workforce and overhead cost reductions.

Capital investments for semiconductor manufacturing equipment are made both by integrated semiconductor companies like us and by specialist semiconductor foundry companies, which are subcontractors that manufacture semiconductor products designed by others.

The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions, may exceed demand requirements, leading to overcapacity and price erosion. If the semiconductor market does not grow as we anticipated when making investments in production capacity, we risk overcapacity. In addition, if demand for our products is lower than expected, this may result in write-offs of inventories and losses on products, and could require us to undertake restructuring measures that may involve significant charges to our earnings. In recent years, overcapacity and cost optimization have led us to close manufacturing facilities that used more mature process technologies and, as a result, to incur significant impairment and restructuring charges and related closure costs. In connection with the difficult market conditions and the recent integration of newly acquired businesses (such as, in 2008, Genesis and NXP Wireless and, in the first quarter of 2009, EMP) we launched new restructuring initiatives aimed at rationalizing our operations and our worldwide workforce. The total cost associated with these programs in 2008 amounted to $71 million. Additionally, in 2008, we incurred $164 million impairment and restructuring charges and related closure costs associated with the 2007 plan for the announced closures of our Phoenix, Carrollton, and Ain Sebaa manufacturing facilities, bringing the total cost to $237 million since the beginning of this plan. Furthermore, previously announced restructuring and cost reduction plans generated additional charges of approximately $11 million and were almost completed as at December 31, 2008. See “Item 5. Operating and Financial Review and Prospects — Impairment, Restructuring Charges and Other Related Closure Costs.”

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

Given the intense competition in the semiconductor industry, if our products are not selected based on any of the above factors, our business, financial condition and results of operations will be materially adversely affected.

We face significant competition in each of our product lines. Similarly, many of our competitors also offer a large variety of products. Some of our competitors may have greater financial and/or more focused research and development (“R&D”) resources than we do. If these competitors substantially increase the resources they devote to developing and marketing products that compete with ours, we may not be able to compete successfully. Any consolidation among our competitors could also enhance their product offerings, manufacturing efficiency and financial resources, further strengthening their competitive position.

As we are a supplier of a broad range of products, we are required to make significant investments in R&D across our product portfolio in order to remain competitive. Current economic conditions may impair our ability to maintain our current level of R&D investments and, therefore, we may need to become more focused in our R&D investments across our broad range of product lines. This could significantly impair our ability to remain a viable competitor in the product areas where our competitors’ R&D investments are higher than ours.

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

Even after obtaining a product design win from one of our customers, we may still experience delays in generating revenue from our products as a result of our customers’ or our lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue at the time of such delay or cancellation. Finally, if our customers fail to successfully market and sell their own products, it could materially adversely affect our business, financial condition and results of operations as the demand for our products falls.

Semiconductor and other products that we design and manufacture are characterized by rapidly changing technology and new product introductions, and our success depends on our ability to develop and manufacture complex products cost- effectively and to scale and acquire the necessary intellectual property (“IP”).

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

We also regularly incur costs to acquire IP from third parties without any guarantee of realizing the anticipated value of such expenditures if our competitors develop technologies that are more accepted than ours, or if market demand does not materialize as anticipated. We charged $71 million as annual amortization expense on our consolidated statement of income in 2008 related to technologies and licenses acquired from third parties. As of December 31, 2008, the residual value, net of amortization, registered in our consolidated balance sheet for these technologies and licenses was $342 million. In addition to amortization expenses, the value of these assets may be subject to impairment with associated charges being made to our Consolidated Financial Statements.

There is no assurance that these and other IP purchases will be successful and will not lead to impairments and associated charges.

The competitive environment of the semiconductor industry may lead to further measures to improve our competitive position and cost structure, which in turn may result in loss of revenues, asset impairments and/or capital losses.

We are continuously considering various measures to improve our competitive position and cost structure in the semiconductor industry.

In the past, our sales have, at times, increased at a slower pace than the semiconductor industry as a whole and our market share has declined, even in relation to the markets we served. Although our sales increased 11% in 2006 compared to an increase of 9% for the industry overall, in 2007, our performance was below the semiconductor industry’s performance overall. In 2008, as a result of the global economic downturn, the industry as a whole decreased by approximately 2.8% and our sales decreased by 1.6%. There is no assurance that we will be able to maintain or grow our market share if we are unable to accelerate product innovation, identify new applications for our products, extend our customer base, realize manufacturing improvements and/or otherwise control our costs. In addition, in recent years the semiconductor industry has continued to increase manufacturing capacity in Asia in order to access lower-cost production and to benefit from higher overall efficiency, which has led to a more competitive environment. We may also in the future, if market conditions so require, consider additional measures to improve our cost structure and competitiveness in the semiconductor market, such as seeking more competitive sources of production, discontinuing certain product families or performing additional restructurings, which in turn may result in loss of revenues, asset impairments and/or capital losses.

Risks Related to Our Operations

Market dynamics are driving us to a strategic repositioning, which has led us to enter into significant joint ventures.

As a result of a strategic review of our product portfolio, in 2008 we divested our Flash Memory activities by combining our business with that of Intel and creating Numonyx, a new independent semiconductor company in the area of Flash memories. The intent is that Numonyx will benefit from critical size to be competitive in this market. The transaction concerning the creation of Numonyx closed on March 30, 2008. We incurred a total impairment and disposal loss of $1,297 million in connection with this transaction, of which $190 million was recorded in the year ended December 31, 2008, and $31 million of other restructuring charges, of which $26 million was incurred in the year ended December 31, 2008. We also incurred losses in 2008 related to our equity holding in Numonyx, for a total amount of approximately $545 million, including a $480 million impairment on the equity investment. In the first quarter of 2009, we also incurred losses of $229 million, out of which $200 million was an additional impairment on the equity investment in Numonyx. There is no assurance that if the flash memory market were to further deteriorate, or if Numonyx were unable to effectively compete or maintain its market position, Numonyx will not be required to undertake further restructurings, which in turn could lead to additional impairments and associated charges.

We also recently undertook new initiatives to reposition our business. In January 2008, we completed the acquisition of Genesis Microchip Inc. (“Genesis Microchip”) for $340 million and in August 2008, we completed the acquisition of NXP’s wireless business for $1,550 million, creating the joint venture, ST-NXP Wireless. Furthermore, in February 2009, we completed the merger of ST-NXP Wireless with EMP, thereby forming ST-Ericsson and in connection therewith we purchased the outstanding 20% held by NXP’s ST-NXP Wireless for a price of $92 million. The wireless activities run through ST-Ericsson represent a significant portion of our business. The integration process may be long and complex due to the fact that we are merging three different companies. On April 29, 2009, ST-Ericsson announced a restructuring plan giving rise to costs estimated in the range of $70 million to $90 million. We may not be able to exercise the same control over management as we did when the business was operated by us. There is no assurance that we will be successful or that the joint venture will produce the planned operational and strategic benefits.

We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required; further, we cannot assure that any strategic repositioning of our business, including possible future acquisitions, dispositions or joint ventures, will be successful and may not result in further impairment and associated charges.

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

Acquisitions and divestitures involve a number of risks that could adversely affect our operating results, including the risk that we may be unable to successfully integrate businesses or teams we acquire with our culture and strategies on a timely basis or at all, and the risk that we may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses. Changes in our expectations due to changes in market developments that we cannot foresee have in the past resulted in our writing off amounts associated with the goodwill of acquired companies, and future changes may require similar further write-offs in future periods. We cannot be certain that we will be able to achieve the full scope of the benefits we expect from a particular acquisition, divestiture or investment. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any acquired businesses. In addition, the financing of future acquisitions may negatively impact our financial condition and could require us to need additional funding from the capital markets.

Other risks associated with our acquisition activities include:

•	diversion of management’s attention;

•	insufficient intellectual property rights or potential inaccuracies in the ownership of key IP;

•	assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;

•	potential inaccuracies in the financials of the business acquired;

•	that the businesses acquired will not maintain the quality of products and services that we have historically provided;

•	whether we are able to attract and retain qualified management for the acquired business; and

•	whether we are able to retain customers of the acquired entity.

Other risks associated with our divestiture activities include:

•	diversion of management’s attention;

•	loss of activities and technologies that may have complemented our remaining businesses or operations;

•	loss of important services provided by key employees that are assigned to divested activities; and

•	social issues or restructuring costs linked to divestitures and closures.

These and other factors may cause a materially adverse effect on our results of operations and financial condition.

In difficult market conditions, our high fixed costs adversely impact our results.

In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Reduced average selling prices for our products adversely affect our results of operations. Since the semiconductor industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Furthermore, in periods of reduced customer demand for our products, our fabs do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales as unused capacity charges. Additionally, a significant number of our manufacturing facilities are located in France and Italy and their cost of operation have been significantly affected by the rise of the Euro against the U.S. dollar, our reporting currency over the last few years. In 2008 the U.S. dollar was $1.49 to €1.00 compared to $1.35 in 2007 and may weaken further in the future. Over the last five years, our gross profit margin has varied from a high of 37.9% in the third quarter of 2004 to a low of 26.3% in the first quarter of 2009. The current difficult market conditions have had a significant affect on the capacity utilization of our fabs and, consequently, our gross margins. We cannot guarantee that such market conditions, and increased competition in our core product markets, will not lead to further price erosion, lower revenue growth rates and lower margins.

The competitive environment of the semiconductor industry has led to industry consolidation and we may face even more intense competition from newly merged competitors or we may seek to acquire a competitor in order to improve our market share.

The intensely competitive environment of the semiconductor industry and the high costs associated with developing marketable products and manufacturing technologies, not to mention the financial difficulties facing some of our competitors, may lead to further consolidation in the industry. Such consolidation can allow a company to further benefit from economies of scale, provide improved or more diverse product portfolios and increase the size of its serviceable market. Consequently, we may seek to acquire a competitor to improve our market position and the applications and products we can market. Some of our competitors, however, may also try to take advantage of such a consolidation process and may have greater financial resources to do so.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major part of our revenues, while, more importantly, we incur a significant portion of our costs in currencies other than the U.S. dollar. Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and R&D expenses, are incurred in the currencies of the jurisdictions in which our operations are located, which mainly includes the euro zone. Our effective average exchange rate, which reflects actual exchange rate levels combined with the impact of hedging programs, was $1.49 to €1.00 in 2008, compared to $1.35 in 2007.

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

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including labor costs and depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the cost of goods sold, most of the R&D expenses and certain selling and general and administrative expenses located in the Euro zone. No assurance can be given that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts in the event of a weakening of the U.S. dollar on the non-hedged portion of our costs and expenses. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Because we have our own manufacturing facilities, our capital needs are high compared to competitors who do not produce their own products.

As a result of our choice to maintain control of a certain portion of our advanced proprietary manufacturing technologies to better serve our customer base and to develop our strategic alliances, significant amounts of capital to maintain or upgrade our facilities could be required in the future. Although in the last three years our overall capital expenditures, as expressed in terms of percentage to sales, have significantly decreased, they remain high, and in 2008 we spent $983 million. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” By pursuing our strategy of a less capital intensive model, we expect to reduce our capital expenditures by 50% in 2009 compared to 2008.

We may also need additional funding in the coming years to finance our investments or to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness.

In an increasingly complex and competitive environment, we may need to invest in other companies and/or in technology developed either by us or by third parties to maintain or improve our position in the market. We may also consider acquisitions to complement or expand our existing business. In addition, we may be required to refinance maturing indebtedness. Any of the foregoing may also require us to issue additional debt, equity, or both; the timing and the size of any new share or bond offering would depend upon market conditions as well as a variety of factors, and any such transaction or any announcement concerning such a transaction could materially impact the market price of our common shares. If we are unable to access such capital on acceptable terms, this may adversely affect our business and results of operations.

Our research and development efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances, or failure to find new partners in such alliance and/or in developing new process technologies in line with market requirements.

We are dependent on alliances to develop or access new technologies, particularly in light of the increasing levels of investment required for R&D activities, and there can be no assurance that these alliances will be successful. For example, from 2002 and until the end of 2007, we cooperated as part of the Crolles 2 Alliance with Freescale Semiconductor and NXP Semiconductors to develop submicron complementary metal-on silicon oxide semiconductor (“CMOS”) logic processes on 300mm wafers and to build and operate an advanced 300mm wafer pilot line in Crolles, France. Such alliance terminated on December 31, 2007, pursuant to notifications by both NXP Semiconductors and Freescale Semiconductor to terminate their participation at the end of the initial five year period. Effective January 1, 2008, we signed an agreement with IBM to collaborate on the development of advanced CMOS process technology that is used in semiconductor development and manufacturing. The agreement includes 32-nm and 22-nm CMOS process-technology development, design enablement and advanced research adapted to the manufacturing of 300-mm silicon wafers which is being developed at IBM premises in Fishkill. In addition, it includes value-added derivative System-on-Chip (“SoC”) technologies which is to be developed in Crolles. The agreement with IBM also includes collaboration on IP development and platforms to speed the design of SoC devices in these technologies.

In August 2008, we signed an agreement with Infineon Technologies (“Infineon”) and STATS ChipPAC Ltd. (“STATS ChipPAC”) to jointly develop the next-generation of embedded Wafer-Level Ball Grid Array (“eWLB”) technology, based on Infineon’s first-generation technology, for use in manufacturing future-generation semiconductor packages. We believe this alliance will fully exploit the potential of Infineon’s existing eWLB packaging technology, which has been licensed by Infineon to us and STATS ChipPAC.

We continue to believe that we can maintain proprietary R&D for derivative technology investments and share R&D business models, which are based on cooperation and alliances, for core R&D process technology if we receive adequate support from state funding, as in the case of the Crolles 3 NANO 2012 frame agreement signed by us with the French government in the first quarter of 2009. This, coupled with manufacturing and foundry partnerships, provides us with a number of important benefits, including the sharing of risks and costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities. In addition, it contributes to the fast acceleration of semiconductor process technology development while allowing us to lower our development and manufacturing costs. However, there can be no assurance that alliances will be successful and allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. Certain companies, such as Intel and TSMC, develop their own process technologies, which may be more advanced than the technologies we develop through our cooperative alliances. Furthermore, if these alliances terminate before our intended goals are accomplished we may lose our investment, or incur additional unforeseen costs, and our business, results of operations and prospects could be materially adversely affected. In addition, if we are unable to develop or otherwise access new technologies independently, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share in the market addressed by our products.

Our operating results may vary significantly from quarter to quarter and annually and may differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include, among others, the cyclicality of the semiconductor and electronic systems industries, capital requirements, inventory management, availability of funding, competition, new product developments, technological changes and manufacturing problems. For example, if anticipated sales or shipments do not occur when expected, expenses and inventory levels in a given quarter can be disproportionately high, and our results of operations for that quarter, and potentially for future quarters, may be adversely affected. In addition, our effective tax rate currently takes into consideration certain favorable tax rates and incentives, which, in the future, may not be available to us. See Note 23 to our Consolidated Financial Statements.

A number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	performance of our key customers in the markets they serve;

•	order cancellations or reschedulings by customers;

•	excess inventory held by customers leading to reduced bookings or product returns by key customers;

•	manufacturing capacity and utilization rates;

•	restructuring and impairment charges;

•	losses on equity investments;

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

•	intellectual property developments;

•	changes in distribution and sales arrangements;

•	failure to win new design projects;

•	manufacturing performance and yields;

•	product liability or warranty claims;

•	litigation;

•	acquisitions or divestitures;

•	problems in obtaining adequate raw materials or production equipment on a timely basis;

•	property loss or damage or interruptions to our business, including as a result of fire, natural disasters or other disturbances at our facilities or those of our customers and suppliers that may exceed the amounts recoverable under our insurance policies; and

•	changes in the market value or yield of the financial instruments in which we invest our liquidity.

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

Our business is dependent in large part on continued growth in the industries and segments into which our products are sold and on our ability to attract and retain new customers. A market decline in any of these industries or our inability to attract new customers could have a material adverse effect on our results of operations.

We derive and expect to continue to derive significant sales from the telecommunications equipment, industrial and automotive industries, as well as the home, personal and consumer segments generally. Growth of demand in the telecommunications equipment, industrial and automotive industries as well as the home, personal and consumer segments has in the past fluctuated, and may in the future fluctuate, significantly based on numerous factors, including:

•	spending levels of telecommunications equipment, industrial and/or automotive applications;

•	reduced demand resulting from a drop in consumer confidence and/or a deterioration of general economic conditions;

•	development of new consumer products or applications requiring high semiconductor content;

•	evolving industry standards; and

•	the rate of adoption of new or alternative technologies.

We cannot guarantee the rate, or the extent to which, the telecommunications equipment or automotive industries or the home, personal or consumer segments will grow. The current decline in these industries or segments has resulted in slower growth and a decline in demand for our products, which will have a material adverse effect on our business, financial condition and results of operations.

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

Disruptions in our relationships with any one of our key customers, and/or material changes in their financial condition, could adversely affect our results of operations.

A substantial portion of our sales is derived from several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2008, our largest customer was Nokia, which accounted for approximately 17.5% of our 2008 net revenues, compared to 21.1% in 2007 and 21.8% in 2006. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past and will not solicit alternative suppliers. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. In recent years, certain customers of the semiconductor industry have experienced consolidation. Such consolidations may impact our business in the sense that our relationships with the new entities could be either reinforced or jeopardized pursuant thereto. Our customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose one or more design wins for our products with our key customers, or if any key customer or distributors were to reduce or change its bookings, seek alternate suppliers, increase its product returns or become unable or fail to meet its payment obligations, our business financial condition and results of operations could be materially adversely affected. Some of our customers have recently faced financial difficulties and liquidity constraints, which have made them unable to fulfill their contractual obligations, or could make them unable to fulfill such obligations in the future. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may reduce our ability to forecast the purchase date for our products and evolving customer demand, thereby affecting our revenues and working capital requirements. For example, pursuant to industry developments, some of our products are required to be delivered on consignment to customer sites with recognition of revenue delayed until such moment, which must occur within a defined period of time, when the customer chooses to take delivery of our products from our consignment stock.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties, which has increased significantly since 2008, particularly for our wireless business. As of December 31, 2008, the value registered on our audited consolidated balance sheet for goodwill was $958 million. The value for technologies and licenses acquired from third parties was $342 million, net of amortization, and the value for other intangible assets was $521 million. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, our future cash flows may not support the value of goodwill and other intangibles registered in our consolidated balance sheet. Furthermore, the ability to generate revenues for our fixed assets located in Europe may be impaired by an increase in the value of the Euro with respect to the U.S. dollar, as the revenues from the use of such assets are generated in U.S. dollars. We are required to annually test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment in our statement of income if the carrying value in our consolidated balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. In addition, the introduction of new accounting standards can lead to a different assessment of goodwill carrying value, which could lead to a potential impairment of the goodwill amount. Any potential impairment, if required, could have a material adverse impact on our results of operations.

We last performed our annual impairment testing in the third quarter of 2008. Since, during the fourth quarter of 2008 and the first quarter of 2009, our market capitalization declined to a level below our book value, we also performed further analyses during the fourth quarter using the most current long term financial plan available. While we recorded specific impairment charges related to the carrying value of certain marketable securities and equity investments during the period, a minor impairment charge was indicated by such analyses on the net value of our assets subject to testing. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current market conditions, which may continue to negatively impact our market value, we will continue to monitor the carrying value of our assets. If market and economic conditions deteriorate further, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, including ST-Ericsson, and possible further impairment charges relating to our investment in Numonyx, particularly, in the event of a downward shift in expected revenues or operating cash flow in relation to our current plans.

Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

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

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. We are currently involved in several lawsuits, including litigation before the U.S. International Trade Commission. See “Item 8. Financial Information — Legal Proceedings.” Such lawsuits may have a material adverse effect on our business if we do not prevail. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party intellectual property and/or face an injunction.

Finally, litigation could cost us financial and management resources necessary to enforce our patents and other intellectual property rights or to defend against third party intellectual property claims, when we believe that the amounts requested for a license are unreasonable.

Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental regulations and laws or because of damage to the environment.

We are subject to many environmental laws and regulations wherever we operate that govern, among other things, the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes, air emissions, waste water discharges, waste disposal, as well as the investigation and remediation of soil and ground water contamination.

A number of environmental requirements in the European Union, including some that have only recently come into force, affect our business. These requirements include:

•	European Directive 2002/96/EC (“WEEE” Directive), which imposes a “take back” obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment.

Because of unclear statutory definitions and interpretations in individual member states, we are unable at this time to determine in detail the consequences of this directive for us.

•	European Directive 2002/95/EC (“ROHS” Directive), which banned the use of lead and some flame retardants in electronic components as of July 2006.

•	European Directive 2003/87/EC, which established a scheme for greenhouse gas allowance trading.

•	Regulation 1907/2006 of December 18, 2006, which requires the registration, evaluation, authorization and restriction of a large number of chemicals (“REACH”). The REACH pre-registration process started on June 1, 2008.

These requirements are partly under revision by the European Union and their potential impacts cannot currently be determined in detail. Such regulations, however, could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. As with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our consolidated balance sheet. To date, we have not identified any such specific liabilities.

We therefore have not booked reserves for any specific environmental risks. See “Item 4. Information on the Company — Environmental Matters.”

Loss of key employees could hurt our competitive position.

As is common in the semiconductor industry, success depends to a significant extent upon our key senior executives and R&D, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

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

We are subject to the possibility of loss contingencies arising out of tax claims, assessment of uncertain tax positions and provisions for specifically identified income tax exposures. There are currently tax audits ongoing in certain of our jurisdictions. There can be no assurance that we will be successful in resolving potential tax claims that can arise from these audits. We have booked provisions on the basis of the best current understanding; however, we could be required to book additional provisions in future periods for amounts that cannot be assessed at this stage. Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our financial position.

We are required to prepare Consolidated Financial Statements using both International Financial Reporting Standards (“IFRS”) in addition to our Consolidated Financial Statements prepared pursuant to Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and dual reporting may impair the clarity of our financial reporting.

We are incorporated in the Netherlands and our shares are listed on Euronext Paris and on the Borsa Italiana, and, consequently, we are subject to an EU regulation requiring us to report our results of operations and Consolidated Financial Statements using IFRS (previously known as International Accounting Standards or “IAS”). As of January 1, 2009, we are also required to prepare a semi-annual set of accounts using IFRS reporting standards. We use U.S. GAAP as our primary set of reporting standards, as U.S. GAAP has been our reporting standard since our creation in 1987. Applying U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our investors with a clear understanding of our financial performance.

As a result of the obligation to report our Consolidated Financial Statements under IFRS, we prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting materially increases the complexity of our investor communications. Our financial condition and results of operations reported in accordance with IFRS will differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could give rise to confusion in the marketplace.

Our reporting under two different accounting standards filed with the relevant regulatory authorities, also now in interim periods, could result in confusion if recipients of the information do not properly distinguish between the information reported using U.S. GAAP and the information reported using IFRS, particularly when viewing our profitability and operating margins under one or the other set of accounting standards. Given this risk, and the complexity of maintaining and reviewing two sets of accounts, we may consider reporting primarily under IFRS at some point in the future.

If our internal control over financial reporting fails to meet the requirements of Section 404 of the Sarbanes-Oxley Act, it may have a materially adverse effect on our stock price.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, we must also include an attestation by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment and received the auditors’ attestation as of December 31, 2008. However, in the future, if we fail to complete a favorable assessment from our management or to obtain our auditors’ attestation, we may be subject to regulatory sanctions or may suffer a loss of investor confidence in the reliability of our financial statements, which could lead to an adverse effect on our stock price.

The lack of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations.

Like many other manufacturers operating in Europe, we benefit from governmental funding for R&D expenses and industrialization costs (which include some of the costs incurred to bring prototype products to the production stage), as well as from incentive programs for the economic development of underdeveloped regions. Public funding may also be characterized by grants and/or low-interest financing for capital investment and/or tax credit investments. See “Item 4. Information on the Company — Public Funding.” We have entered into public funding agreements in France and Italy, which set forth the parameters for state support to us under selected programs. These funding agreements require compliance with EU regulations and approval by EU authorities. We have also recently entered into the Crolles 3 NANO 2012 funding program (for the years 2008-2012) which, following approval by EU authorities, is designed to promote and develop future advanced derivative CMOS process technologies related to our 12-inch pilot line in Crolles 3.

Furthermore, we receive a material amount of R&D tax credits in France, which is directly linked to the amount spent for our R&D activities.

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

The application for and implementation of such grants often involves compliance with extensive regulatory requirements including, in the case of subsidies to be granted within the EU, notification to the European Commission by the member state making the contemplated grant prior to disbursement and receipt of required EU approval. In addition, compliance with project-related ceilings on aggregate subsidies defined under EU law often involves highly complex economic evaluations. Furthermore, public funding arrangements are generally subject to annual and project-by-project reviews and approvals. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies, which could have a material adverse effect on our results of operations. If we do not receive anticipated funding, this may lead us to curtail or discontinue existing projects, which may lead to further impairments. In addition, if we do not complete projects for which public funding has been approved we may be required to repay any advances received for completed milestones, which may lead to a material adverse effect on our results of operations.

The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.

We have been informed that as of December 31, 2008, STMicroelectronics Holding II B.V. (“ST Holding II”), a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities.

We have also been informed that the shareholders’ agreement among ST Holding’s shareholders (the “STH Shareholders’ Agreement”), to which we are not a party, governs relations between our current indirect shareholders Areva Group, Cassa Depositi e Prestiti S.p.A. (“CDP”), Commissariat à l’Energie Atomique (“CEA”) and Finmeccanica S.p.A. (“Finmeccanica”), each of which is ultimately controlled by the French or Italian government, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by shareholders of ST Holding before ST Holding can make any decision with respect to certain actions to be taken by us. Furthermore, as permitted by our Articles of Association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may affect the ability of our Managing Board to respond as may be necessary in the rapidly changing environment of the semiconductor industry. Our ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level and our ability to buy back shares may be limited by our existing shareholders due to a Dutch law that may require shareholders that own more than 30% of our voting rights to launch a tender offer for our outstanding shares. Dutch law, however, requires members of our Supervisory Board to act independently in supervising our management and to comply with applicable corporate governance standards.

Our shareholder structure and our preference shares may deter a change of control.

On November 27, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”). Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is legally independent of our Company and our major shareholders. Our Supervisory Board approved this option agreement, dated February 7, 2007, to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. It provides for the issuance of up to a maximum of 540,000,000 preference shares. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the requirements of our Articles of Association, see “Item 10. Additional Information — Memorandum and Articles of Association — Share Capital as of March 28, 2009 — Issuance of Shares, Preemption Rights and Preference Shares (Article 4).”

Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.

The STH Shareholders’ Agreement, to which we are not a party, between respectively FT1CI, our French Shareholder controlled by Areva and CEA, and CDP and Finmeccanica, our Italian shareholders, permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at its sole discretion at any time from their current level, and to reduce the current level of their respective indirect interests in our common shares. The details of the STH Shareholders’ Agreement, as reported by ST Holding II, are further explained in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Disposals of our shares by the parties to the STH Shareholders’ Agreement can be made by way of the issuance of financial instruments exchangeable for our shares, equity swaps, structured finance transactions or sales of our shares. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.

On February 26, 2008, Finmeccanica sold approximately 26 million of our shares representing approximately 2.85% of our share capital to FT1CI, and, hence, CEA has become a shareholder of FT1CI and now adheres to the STH Shareholders’ Agreement.

In addition, Finmeccanica Finance S.A. (“Finmeccanica Finance”), a subsidiary of Finmeccanica, has issued €501 million aggregate principal amount of exchangeable notes, exchangeable into up to 20 million of our existing common shares due 2010 (the “Finmeccanica Notes”). The Finmeccanica Notes have been exchangeable at the option of the holder into our existing common shares since January 2, 2004. As of December 31, 2008, none of the Finmeccanica Notes had been exchanged for our common shares.

Further sales of our common shares or issue of bonds exchangeable into our common shares or any announcements concerning a potential sale by ST Holding, FT1CI, Areva, CEA, CDP or Finmeccanica, could materially impact the market price of our common shares. The timing and size of any future share or exchangeable bond offering by ST Holding, FT1CI, Areva, CEA, CDP or Finmeccanica would depend upon market conditions as well as a variety of factors.

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

Removal of our common shares from the CAC 40 on Euronext Paris, the S&P/MIB on the Borsa Italiana or the Philadelphia Stock Exchange Semiconductor Sector Index (“SOX”) could cause the market price of our common shares to drop significantly.

Our common shares have been included in the CAC 40 index on Euronext Paris since November 12, 1997; the S&P/MIB on the Borsa Italiana, or Italian Stock Exchange since March 18, 2002; and the SOX since June 23, 2003. However, our common shares could be removed from the CAC 40, the S&P/MIB or the SOX at any time if, for a sustained period of time, our market capitalization were to fall below the required thresholds for the respective indices or our shares were to trade below a certain price, or in the case of a delisting of our shares from one or more of the stock exchanges where we are currently listed or if we were to decide to pursue a delisting on one of the three stock exchanges on which we maintain a listing as part of the measures we may from time to time consider to simplify our administrative and overhead expenses. Certain investors will only invest funds in companies that are included in one of these indexes. Any such removal or the announcement thereof could cause the market price of our common shares to drop significantly.

Item 4.	Information on the Company

History and Development of the Company

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on Euronext Paris and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana. Until 1998, we operated as SGS-Thomson Microelectronics N.V. Our length of life is indefinite. We are organized under the laws of the Netherlands. We have our corporate legal seat in Amsterdam, the Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is STMicroelectronics, Inc., 1310 Electronics Drive, Carrollton, Texas, 75006-5039 and the main telephone number there is +1-972-466-6000. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to industry data published by iSuppli, we have been ranked the world’s fifth largest semiconductor company based on 2008 total market sales and we held leading positions in sales of Analog Products and application-specific integrated circuits (or “ASICs”). Based on 2008 results published by iSuppli, we were ranked number one in industrial products, number two in analog products and number three in wireless and automotive electronics. In addition, we were ranked as a leading supplier of semiconductors in 2008 for consumer and portable applications of motion-sensing chips, set-top boxes, power management devices and for the inkjet printer market. Our major customers include Bosch, Cisco, Continental, Delphi, Delta, Garmin, Hewlett-Packard, LG Electronics, Nagra, Nintendo, Nokia, Philips, Research in Motion, Samsung, Seagate, Sharp, Siemens, Sony Ericsson, Thomson and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Future Electronics, Rutronik, and Yosun.

The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address. Consequently, from 1994 through 2008, our revenues grew at a compounded annual growth rate of 9.8% compared to 6.6% for the industry as a whole.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. As of August 2, 2008, following the acquisition of the NXP wireless business, our product families comprised differentiated application-specific products (which we define as being our dedicated analog, mixed-signal and digital ASIC and application-specific standard products (“ASSP”) offerings and semi-custom devices) that we organized under our Automotive, Consumer, Computer and Communication Infrastructure Product Groups (“ACCI”) and Wireless Products Sector (“WPS”) and power devices, microcontrollers, discrete products, special nonvolatile memory and Smartcard products organized under our Industrial and Multi-segment Products Sector (“IMS”). Our ACCI and WPS products, which are generally less vulnerable to market cycles than standard commodity products, accounted for 42.0% and 20.6% of our reported net revenues in 2008, respectively. Our IMS product accounted for 33.8% of our reported net revenues in 2008, while sales of our deconsolidated Flash Memory business (Flash Memory Group (“FMG”))

products, which occurred in Q1 2008 prior to the contribution of our FMG to Numonyx, accounted for 3.0% of our reported net revenues in 2008.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductor (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for SoC and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad intellectual property portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

Beginning on January 1, 2007, and until August 2, 2008, we reported our semiconductor sales and operating income in the following product segments:

•	Application Specific Groups (“ASG”), comprised of four product lines: Home Entertainment & Displays Group (“HED”), Mobile, Multi-media & Communications Group (“MMC”), Automotive Products Group (“APG”) and Computer Peripherals Group (“CPG”);

•	Industrial and Multi-segment Sector (“IMS”), comprised of Analog, Power, and Micro-Electro-Mechanical Systems (“APM”) segment, and Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”); and

•	Flash Memories Group (“FMG”). As of March 31, 2008, following the creation with Intel and Francisco Partners of Numonyx, a new independent semiconductor company from the key assets of our and Intel’s Flash memory business (“FMG deconsolidation”), we ceased reporting under the FMG segment.

Starting August 2, 2008, following the creation of ST-NXP, we reorganized our product groups. A new segment called Wireless Product Sector (“WPS”) was created to report wireless operations. The product line Mobile, Multi-media & Communications Group (“MMC”), which was a part of the segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines. The remainder of ASG is now comprised of Automotive, Consumer, Computer and Communication Infrastructure Product Groups (“ACCI”).

The new organization is as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure Product Groups (“ACCI”), comprised of three product lines:

•	Home Entertainment & Displays (“HED”), which now includes the Imaging division;

•	Automotive Products Group (“APG”); and

•	Computer and Communication Infrastructure (“CCI”), which now includes the Communication Infrastructure division.

•	Industrial and Multi-segment Products Sector (“IMS”), comprised of:

•	Analog, Power and Micro-Electro-Mechanical Systems (“APM”); and

•	Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”).

•	Wireless Products Sector (“WPS”), comprised of three product lines:

•	Wireless Multi Media (“WMM”);

•	Connectivity & Peripherals (“C&P”); and

•	Cellular Systems (“CS”).

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common R&D for process technology and manufacturing capacity for most of their products.

Results of Operations

The tables below set forth information on our net revenues by product group segment and by geographic region:

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Net revenues by product segments:
Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	$4,129	$3,944	$4,122
Industrial and Multi-segment Products Sector (“IMS”)	3,329	3,138	2,842
Wireless Products Sector (“WPS”)(1)	2,030	1,495	1,273
Others(2)	55	60	47
Net revenues excluding Flash Memories Group (“FMG”)	9,543	8,637	8,284
Flash Memories Group (“FMG”)(3)	299	1,364	1,570
Total consolidated net revenues	$9,842	$10,001	$9,854

(1)	WPS revenues in 2008 included a $491 million contribution from the NXP wireless business.

(2)	Includes revenues from the sale of subsystems and other products not allocated to product segments.

(3)	FMG revenues are related to the first quarter of 2008 only.

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Net revenues by product lines:
Home Entertainment & Displays (“HED”)	$1,585	$1,402	$1,602
Automotive Products Group (“APG”)	1,460	1,419	1,356
Computer and Communication Infrastructure (“CCI”)	1,077	1,123	1,164
Others	7	—	—

Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	4,129	3,944	4,122
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	2,393	2,313	2,085
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	936	825	757

Industrial and Multi-segment Products Sector (“IMS”)	3,329	3,138	2,842
Wireless Multi Media (“WMM”)	1,293	1,288	1,210
Connectivity & Peripherals (“C&P”)(1)	416	207	63
Cellular Systems (“CS”)(1)	321	—	—

Wireless Products Sector (“WPS”)	2,030	1,495	1,273
Others	55	60	47
Flash Memories Group (“FMG”)	299	1,364	1,570

Total consolidated net revenues	$9,842	$10,001	$9,854

(1)	WPS revenues in 2008 included a $491 million contribution from the NXP wireless business.

The table below sets forth information on our net revenues by location of order shipment:

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Net Revenues by Location of Order Shipment:(1)
Europe	$2,804	$3,159	$3,073
North America	1,160	1,176	1,232
Asia Pacific	2,201	1,874	2,084
Greater China	2,492	2,750	2,552
Japan	512	475	400
Emerging Markets(2)	673	567	513

Total	$9,842	$10,001	$9,854

(1)	Net revenues by location of order shipment are classified by the location of the customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. In addition, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	Emerging Markets included markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA (European Free Trade Association)) and Russia. As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.

The table below shows our net revenues by location of order shipment and market segment application in percentage of net revenues:

	Year Ended December 31,
	2008	2007	2006
	(As percentage of net revenues)

Net Revenues by Location of Order Shipment:(1)
Europe	28.5%	31.6%	31.2%
North America	11.8	11.8	12.5
Asia Pacific	22.4	18.7	21.1
Greater China	25.3	27.5	25.9
Japan	5.2	4.7	4.1
Emerging Markets(2)	6.8	5.7	5.2

Total	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	Emerging Markets included markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia. As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.

Strategy

In the current economic environment, marked by a strong decline in demand for semiconductor products, declining sales, unsaturation of production capacities and poor visibility on the market’s evolution, we are focusing our efforts on enhancing our market share through the development of new products and the targeting of new customers and sockets, as well as by positioning our company as a long-term, viable supplier of semiconductor products.

More fundamentally, the semiconductor industry continues to undergo several significant structural changes characterized by:

•	the changing long-term structural growth of the overall market for semiconductor products, which has moved from double-digit average growth rate to single-digit average growth rate over the last several years;

•	the strong development of new emerging applications in areas such as wireless communications, solid-state storage, digital TV, video products and games as well as for medical and technology applications;

•	the importance of the Asia Pacific region, particularly China and other emerging countries, which represent the fastest growing regional markets;

•	the importance of convergence between wireless, consumer and computer applications, which drives customer demand to seek new system-level, turnkey solutions from semiconductor suppliers;

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”);

•	the expansion of available manufacturing capacity through third-party providers; and

•	the recent consolidation process, accelerated by current economic conditions, which may lead to further strategic repositioning and reorganization amongst industry players.

Our strategy within this challenging environment is designed to focus on the following complementary key elements:

Broad, balanced market exposure.  We offer a diversified product portfolio and develop products for a wide range of market applications using a variety of technologies, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital, analog and mixed-signal applications. Within our analog business, we have focused on developing advanced analog products, which generally have long life cycles. We target five key markets comprised of: (i) communications, primarily wireless and portable multi-media; (ii) computer peripherals, including data storage and printers; (iii) digital consumer, including set-top boxes, high definition DVDs, high definition digital TVs, multi-media players and digital audio; (iv) automotive, including engine, body and safety, car radio, car multi-media and telematics; and (v) industrial and multi-segment products, including MEMS, power supply, motor- control, lighting, metering, banking and Smartcard.

Product innovation.  We aim to be leaders in multi-media convergence and power applications. In order to serve these segments, our plan is to maintain and further establish existing leadership positions for (i) platforms and chipset solutions for digital consumer and car navigation; and (ii) power applications, which are driving system solutions for customer specific applications. We have the knowledge and financial resources to develop new, leading edge products, such as digital base band and multi-media solutions for wireless, MEMS, digital consumer products focused on set-top boxes and digital TVs, SoC offerings in data storage and system-oriented products for the multi-segment sector. We are also targeting new end markets, such as medical and biotech applications.

In the area of platform and Chipset solutions for wireless applications, in 2008 we combined our wireless business with NXP’s to create ST-NXP Wireless and, subsequently, combined that business with the Ericsson Mobile Platforms (“EMP”) business to form a 50/50 joint venture, ST-Ericsson, which began operations on February 1, 2009.

Customer-based initiatives.  Our sales strategy is to grow faster than the market. There are four tenets to this strategy. First, we work with our key customers to identify evolving needs and new applications in order to develop innovative products and product features. We have formal alliances with certain strategic customers that allow us and our customers to exchange information and which give our customers access to our process technologies and manufacturing infrastructure. Secondly, we are targeting new major key accounts, where we can leverage our position as a supplier of application-specific products with a broad range product portfolio to better address the requirements of large users of semiconductor products with whom our market share has been historically quite low. Thirdly, we have targeted the mass market, or those customers outside of our traditional top 50 customers, who require system-level solutions for multiple market segments. Finally, we have focused on two regions as key ingredients in our future sales growth, Greater China and Japan, where we have launched important marketing initiatives.

Global integrated manufacturing infrastructure.  We have a diversified, leading-edge manufacturing infrastructure, comprising front-end and back-end facilities, capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS and BCD technologies as well as our discrete technologies. Assembling, testing and packaging of our semiconductor products take place in our large and modern back-end facilities, which generally are located in low-cost areas. In order to have adequate flexibility, we continue to maintain relationships with outside contractors for foundry and back-end services and plan to, over time, increase our outsourcing levels.

Reduced asset intensity.  While confirming our mission to remain an integrated device manufacturing company, and in conjunction with our decision to pursue the strategic repositioning of our product portfolio, we have decided to reduce our capital intensity in order to optimize opportunities between internal and external front-end production, reduce our dependence on market cycles that impact the loading of our fabs, and decrease the impact of depreciation on our financial performance. We have been able to reduce the capex-to-sales ratio from a historic average of 26% of sales during the period of 1995 through 2004, to approximately 10% of sales in 2008. Our capital expenditure budget for 2009 is approximately $500 million, representing a 50% reduction compared to 2008.

Research and development (“R&D”) leadership.  The semiconductor industry is increasingly characterized by higher costs and technological risks involved in the R&D of state-of-the-art processes. These higher costs and technological risks have driven us to enter into cooperative partnerships, in particular for the development of basic CMOS technology. From 2002 until December 2007, we cooperated with Freescale Semiconductor and NXP Semiconductors under the Crolles2 Alliance to develop process technology related to the deep submicron CMOS as well as to construct and operate a twelve inch pilot line in Crolles. In 2008 we began cooperating with IBM to develop the CMOS process technology for 32-nm and 22-nm nodes. We remain convinced that the shared R&D business development model contributes to the fast acceleration of the semiconductor process technology development, and we therefore remain committed to our strategy of forming alliances to reinforce cooperation in the area of technology development. Furthermore, we are continuing our development in the proprietary process technologies in order to maintain our leadership in Smart Power, analog, discretes, MEMS and mixed signal processes.

Integrated presence in key regional markets.  We have sought to develop a competitive advantage by building an integrated presence in each of the world’s economic zones that we target: Europe, Asia, China and America. An integrated presence means having design and sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We have major front-end manufacturing facilities in Europe and Asia. Our more labor-intensive back-end facilities are located in Malaysia, Malta, Morocco, Singapore, Philippines and China, enabling us to take advantage of more favorable production cost structures, particularly lower labor costs. Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers.

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

Sustainable Excellence and Compliance.  In 2008, we continued our program focusing on sustainable excellence and compliance. Ethics training deployed through all levels of our organizations is based on our “Principles for Sustainable Excellence” (“PSE”) which requires us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners.

Creating Shareholder Value.  We remain focused on creating value for our shareholders, which we measure in terms of return on net assets in excess of our weighted average cost of capital. In the current economic environment, we are also focused on maintaining our solid financial position.

Products and Technology

We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discretes, electrically erasable programmable read-only memory (“EEPROM”) and Smartcard products, standard commodity components, ASICs (full custom devices and semi-custom devices) and ASSPs for analog, digital, and mixed-signal applications. Historically, we have not produced dynamic random access memory (“DRAMs”) or x86 microprocessors, despite seeking to develop or acquire the necessary IP to use them as components in our SoC solutions. In the field of Flash volatile memories, we created an independent semiconductor company, Numonyx Holdings B.V. (“Numonyx”), in which we hold 48.6% of the Shares, Intel owns 45.1% of the Shares, and Francisco Partners the remaining 6.3%. Numonyx began operations on March 31, 2008.

At December 31, 2008 we ran our business along product lines and managed our revenues and internal operating income performance based on the following product segments:

•	Automotive Consumer, Computer and Communication Infrastructure (“ACCI”);

•	Industrial and Multisegment Sector (“IMS”); and

•	Wireless Product Sector (“WPS”).

We also design, develop, manufacture and market subsystems and modules for a wide variety of products in the telecommunications, automotive and industrial markets in our Subsystems division. Based on its immateriality, we do not report information separately for Subsystems.

ACCI

The ACCI is responsible for the design, development and manufacture of application-specific products, as well as mixed analog/digital semi-custom-devices, using advanced bipolar, CMOS, BiCMOS mixed-signal and power technologies. The businesses in the ACCI offer complete system solutions to customers in several application markets. All products are ASSPs, full-custom or semi-custom devices that may also include digital signal processor (“DSP”) and microcontroller cores. The businesses in the ACCI particularly emphasize dedicated Integrated Circuits (“ICs”) for automotive, consumer, computer peripherals, telecommunications infrastructure and certain industrial application segments.

Our businesses in the ACCI work closely with customers to develop application-specific products using our technologies, intellectual property, and manufacturing capabilities. The breadth of our customer and application base provides us with a better source of stability in the cyclical semiconductor market.

The ACCI is comprised of three product lines — Home Entertainment & Displays (“HED”), which now includes the Imaging division; Automotive Products Group (“APG”); and Computer and Communication Infrastructure (“CCI”), which now includes the Communication Infrastructure division.

Home Entertainment and Displays Group

Our Home Entertainment and Displays Group (“HED”) addresses product requirements for the digital consumer application market and has five divisions.

(i) Home Video Division.  This division focuses on products for digital retail, satellite, cable and IPTV set-top box products. We continue to expand our product offerings and customer base by introducing innovative solutions with features such as web-browsing, digital video recording and time-shifting capabilities. In 2008, we announced the sampling of the STi7105 high-definition (“HD”) video decoder, with enhancements for higher performance, lower power, and lower bill-of-materials costs in set-top boxes (“STBs”) and home media servers in addition to bolstering our leadership in DVB-S2 digital satellite broadcast with a new ’front-end’ STB chipset for digital satellite HDTV equipment. The use of DVB-S2 by consumer equipment manufacturers is increasing rapidly in a wide range of applications, including Pay-TV and free-to-air STBs, integrated digital TVs (“iDTVs”), PC TV cards and HD Blu-ray Disc equipment.

We continued to increase shipments of our leading-edge H.264 decoder chips for the worldwide deployment of HD digital set-top-boxes. In 2008, we sampled four different products, implemented in 65nm technology, to world-leading manufacturers, targeting key segments of the set-top box market.

(ii) Interactive System Solutions Division.  We offer customers and partners the capability to jointly develop highly integrated solutions for their consumer products. We utilize a broad and proven base of expertise, advanced technologies and hardware/software intellectual property to provide best-in-class differentiated products for a select base of customers and markets.

(iii) TV & Monitor Division.  We address the digital television markets with a wide range of highly integrated ASSPs and application-specific microcontrollers. Significant numbers of televisions integrating digital terrestrial capability using the STi55xx family as digital plug-in solutions have been sold, primarily in Europe. Additionally, we confirmed our leadership position for the shipment of MPEG decoder chips for iDTVs for the European market. We also introduced a cost-optimized iDTV platform that provides demodulation, MPEG-2 HD and standard-definition (“SD”) decoding, full HD video processing, high-quality audio and video switching functions for iDTV sets worldwide.

We acquired Genesis Microchip on January 17, 2008 and integrated the company’s intellectual property, which included important Faroudja image quality IP, products and personnel into this division as well as the HED Group during 2008. We expect to significantly improve our integrated television product offering as a result of this integration. We recently announced our STDP3100 DisplayPort-to-VGA converter enabling seamless connectivity between legacy VGA monitors, projectors and the new generation of DisplayPort PCs and notebooks. Our DisplayPort products were adopted by two leading LCD and plasma TV makers for their ’two-box’ TV systems, to deliver performance up to 120Hz full high definition. This division also offers switches and sound processors devices.

(iv) Audio Division.  We design and manufacture a wide variety of components for use in audio applications. Our audio products include audio power amplifiers, audio processors and graphic-equalizer ICs. We recently gained two design wins in Korea for our SoundTerminal family of high-efficiency power ICs that integrate DSP capabilities for flat-panel TV applications. The device is the latest in the SoundTerminal family and integrates standard features along with the industry-first inclusion of a dual-band dynamic-range compressor for Hi-Fi audio and thin-TV loudspeaker protection.

(v) Imaging Division.  We focus on the wireless handset image-sensor market. We are in production of CMOS-based camera modules and processors for low-and-high density pixel resolutions, which also meet the auto focus, advanced fixed focus and miniaturization requirements of this market. In certain situations, we will also sell leading-edge sensors. We have cumulatively shipped hundreds of millions of CMOS camera-phone solutions since entering this market in 2003 and have recently expanded our customer base. In 2008, we introduced a new high-performance stand-alone Image Signal Processor with dual-camera support that brings DSC-like performance to cellphones, personal digital assistants (“PDAs”), gaming devices and other mobile applications. Capable of controlling the entire imaging subsystem in a mobile phone, the processor supports a wide range of modules including sensors with up to 5-megapixel resolution. Also, we introduced the market’s smallest 2-megapixel single-chip camera sensor for mobile applications. Coupling low space requirements with advanced image-processing capabilities, our latest mobile phone camera sensor addresses consumers’ appetite for full-featured imaging solutions in increasingly popular thin-profile handsets.

Computer Peripherals Group and Communications Infrastructure Group

(i) Data Storage Division.  We produce digital ASICs for data storage applications, with advanced solutions for read/write-channels, disk controllers and host interfaces. We believe that based on sales, we are, and have been for many years, one of the largest semiconductor companies supplying the hard disk drive (“HDD”) market. In 2008, we gained an important design-win for a 65nm SoC for a second-generation enterprise HDD from a major HDD maker. We also won a socket in the data-security environment from a leading manufacturer, based on the Company’s high-security solution for HDDs that meets the FIPS 140-2 level 3 standard. In addition, ST successfully demonstrated at IDF the world’s first MIPHY (Multi Interface PHY) Physical Layer interface for the new 6Gbit/s

Serial ATA (“SATA”) technology. Recently, we gained two System on-Chip (“SoC”) design wins from a leading HDD maker.

(ii) Computer System Division.  We are focusing on inkjet and laser printer components and are an important supplier of digital engines including those in high-performance photo-quality applications and multifunction printers. We are also expanding our offerings to include a reconfigurable ASSP product family, known as SPEArtm (Structured Processor Enhanced Architecture), designed for flexibility and ease-of-use by printer manufacturers. In 2008, we gained two design wins in the U.S. for our SPEAr® family of configurable SoC ICs, in printers and networking applications. We gained an important design win from a major customer for an ASIC specifically for printers for emerging markets and a design win for an ASIC, implemented in 40nm technology, from a major OEM for the printer and imaging market.

(iii) Microfluidics Division.  This division builds on the years of our success in microfluidic product design, developed primarily for the inkjet print-head product line, and expands our offering into related fields, such as molecular and health diagnostics. In the field of medical diagnostic, we have developed specific Lab On Chip technology and products. In 2008, we acquired a 41.2% stake in Veredus Laboratories Pte Ltd (“Veredus”) to combine forces to address this emerging market.

(iv) BCD Power Division.  This organization serves the markets of HDD and Printers with products developed on our BCD technology. Main applications are motor controllers (HDD), motor drivers and head drivers (Printer). We secured a major design win from a leading HDD maker for a motor controller ICs for desktop PC applications. Additionally, we sampled a new desktop HDD power combo to major customers, based on our latest-generation BCD technology.

(v) Communication Infrastructure Division.  This division provides solutions for the wireless and wireline infrastructure segments. Our wireline telecommunications products, mainly digital and mixed signal ASICs, are used for various application in the high-speed electronic and optical communications market. In the wireless field, we focus on the ASIC market due to our many years of experience in the fields of digital baseband, radio frequency and mixed-signal products.

Automotive Products Group

Our automotive products include alternator regulators, airbag controls, anti-skid braking systems, vehicle stability control, ignition circuits, injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management, instrumentation systems, car radio and multi-media, as well as car satellite and navigation systems. We hold a leading position in the IC market for automotive products. We have worked with Freescale Semiconductor on the development of 90-nm embedded Flash technology and are pursuing our joint development efforts on 65nm embedded Flash Technology and other common products based on cost-effective 32-bit microcontrollers for use in all automotive applications.

(i) Powertrain and Safety Division.  From engine and transmission control to mechanical-electronic solutions, microelectronics are steadily pervading all sectors of the automotive industry. Our robust family of automotive products, including complete standard solutions for DC-motor control and automotive grade 16-bit and 32-bit microcontrollers with embedded Flash memory provide a broad range of features that enhance performance, safety and comfort while reducing the environmental impact of the automobile. In 2008, we made strong gains in low- and mid-end powertrain applications, supplying smart power ICs and microcontrollers to a major Asian car maker for 1- and 2-cylinder vehicles for emerging Asian markets, and to a major European car maker for 4-cylinder vehicles for the Russian market. Additionally, we announced the first four 32-bit microcontrollers in the company’s new Power Architecturetm families, enabling integrators to use the microcontrollers in powertrain, car body, chassis and safety, and instrumentation systems. The devices will support advanced functions, enable improved vehicle performance and economy, and deliver development savings by promoting hardware and software reuse.

In car safety, we gained a significant design win for a dynamic vehicle control and ABS (anti-lock braking system) platform from a major Japanese car maker. Based on our BCD8 smart-power process, the single-chip products will serve the full platform from simple ABS solutions for low- and mid-level cars to full vehicle control for the high-end segment. Also, we and Mobileye announced that we had sampled the second generation of the EyeQ2 SoC for vision-based driver assistance systems. Our strength in engine management was confirmed by a design win for a reference platform from a major European OEM for use in China and India, as well as in Europe.

(ii) Car Body Division.  We manufacture products for the body and chassis electronics requirements of the car. These products range from microcontrollers used in lighting, door and window/wiper applications to junction boxes, power solutions, dashboards and climate-control needs. In 2008, we achieved a very important design win from a key European tier-one supplier for smart-power products in power management and external light control. Additionally, our market introduction of next-generation 8- and 32-bit microcontrollers has led to numerous design wins in many countries. We also introduced a single chip that produces the major signals required to drive vehicle door-mounted systems as well as an improved method for controlling electrochrome rear-view mirrors, eliminating discrete driver chips normally mounted in multiple locations inside the door.

(iii) Car Radio and Multi-media Division.  We provide auto manufacturers with full solutions for analog and digital car radio solutions for tolling, navigation and other telematic applications. The increasingly complex requirements of the car/driver interface have opened a market for us in the area of car multi-media to include products based on our Nomadik platform of multi-media processors. We have the know-how and experience to offer to the market complete telematics solutions, which include circuits for global positioning system (“GPS”) navigation, voice recognition, audio amplification and audio signal processing. In 2008, we gained many key design wins for car-radio kits. For the first, a leading European OEM chose an ST microcontrollers, tuner IC, audio processor and power amp, for a new after-market radio which has been chosen by a car maker in China, confirming our leadership in that market; the second kit was selected by a U.S. maker and includes audio processor and power amp, tuner IC and CD/MP3 decoder chip. Additionally, a leading automotive OEM in Europe selected our STA2500D Bluetooth IC for use in Telematic platforms for two leading car makers.

We started production of our Nomadik-platform-based Cartesio automotive-grade application processor with embedded GPS for three customers for telematics, handheld and Personal Navigation Device (“PND”) applications including several products from Garmin, a world leader in portable navigation. Garmin integrated our Cartesio in a range of navigation systems, including the nüvi 205 PND. Additionally, we announced we would collaborate on a common platform that combines our GPS technology with NAVTEQ’s digital road map, also for ADAS solutions. Our GPS technologies were also selected by two major system makers for telematics applications in South America and also for tolling systems in Europe.

(iv) Digital Broadcast Radio Division.  Our products are used by the fast-growing satellite radio segment. We provide a number of components to this application, including base-band products for the reception of signals by the market leaders. Our penetration in the digital satellite broadcast market is growing with the success of the two American providers. In 2008, our three-chip digital broadcasting solution, which powers SIRIUS Backseat TVtm, recently received important recognition with the application winning the Automotive News PACE (Premier Automotive Suppliers’ Contribution to Excellence) award. SIRIUS Backseat TV is offered in Chrysler, Dodge and Jeep vehicles.

Industrial and Multi-segment Sector

The Industrial and Multi-segment Sector (“IMS”) comprises two Product Groups: APM (Analog, Power, MEMS) and MMS (Micro, Memory, Smartcards). APM is responsible for the design, development and manufacturing of Discrete Power devices (MOSFET, IGBT, ASD, IPAD, etc.), Standard Analog devices (Op Amps, Voltage Regulators, Timers, etc.), and Sensors (MEMS, etc.) that constitute the starting block around which IMS is building on its strategy to grow in the High End Analog world that comprises Temperature Sensors, Interfaces, and High Voltage Controllers for main industrial applications (metering, lighting, etc.). The second block of devices belonging to the MMS Group includes 8- and 32-bit microcontrollers, erasable programmable read-only memory (“EPROM”), EEPROM and Smartcards for a wide range of applications.

The variety and the range of the product portfolio of IMS is among the widest in the semiconductor environment, allowing IMS to pursue a kit approach strategy by application that not many other peers can offer today.

APM

(i) Power MOSFET Division.  We design, manufacture and sell Power MOSFETs (Metal-Oxide-Silicon Field Effect Transistors) ranging from 20 to 1500 volts for most of the “switching” applications on the market today. Our products are particularly well suited for high voltage switch-mode power supplies and lighting applications, where we hold a leadership position from low-power, high-volume consumer to high-power industrial applications. In 2008, we introduced a 250A power MOSFET with the lowest on-resistance in the market and a new family of devices based on the company’s innovative SuperMESH3 technology to increase the ruggedness, switching performance and efficiency of lighting ballasts and switch-mode power-supply applications. We also gained multiple design wins for our MOSFETs, primarily in lighting and power-supply applications, including one with a leading PC motherboard maker. We also announced a family of FDmeshtm II fast-recovery MOSFETs that combine enhanced switching performance with on-resistance improved by more than 18% over existing devices and announced two new power MOSFETs that use ST’s proprietary STripFETtm technology to deliver extremely low conduction and switching losses, aimed at the most demanding DC-DC converter applications. Finally, we were also awarded a design win for a custom device for a major automotive energy-saving program; and multiple wins for its MDmeshtm II technology in various segments.

(ii) Power Bipolar, IGBT and RF Division.  This division is responsible for all bipolar power transistors, from low voltage devices to high voltage like insulated gate bipolar transistors (“IGBT”) and ESBT. The division has a solid leadership on specific segments like lighting, motor control and power conversion. Moreover, a part of the bipolar product portfolio is covering the High-Reliability (high-rel) domain and, from the end of 2008 new radiation-hardened (rad-hard) devices have been released to market. We also supply radio frequency (“RF”) transistors used in television broadcasting transmission systems, radars, telecommunications systems and avionic equipment. In 2008, we gained numerous design wins in industrial, medical, in particular for IGBT and RF transistors (cardiac defibrillators and diagnostic equipments), audio applications and new HID lighting systems. Together with the new rad-hard and high-rel devices, we introduced a new ESBT switch for photovoltaic converters, a new PowerMESHtm IGBT for use in energy-sensitive circuits, such as lighting ballasts and new high performance packages for RF. We also strengthened our position in power conversion attacking the module market with both standard and intelligent power modules.

(iii) ASD and IPAD Division.  This division offers a full range of rectifiers, protection devices, thyristors (silicon controlled rectifiers or “SCRs” and three-terminal semiconductors or “Triacs” for controlling current bidirectionally) and IPADs (Integrated Passive and Active Devices). These components are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor-control and power-control devices). More specifically, rectifiers are used in voltage converters and regulators, while thyristors control current flows through a variety of electrical devices, including lamps and household appliances. We are leaders in a highly successful range of new products built with our proprietary application-specific discrete (“ASD”tm) technology, which allows a variety of discrete components (diodes, rectifiers, thyristors) to be merged into a single device optimized for specific applications such as current limiting terminations for the protection of industrial automation systems. Additionally, we are leaders in electronic devices integrating both passive and active components on the same chip, also known as IPADs, which are widely used in the wireless handset market mainly for filtering electromagnetic interference and ESD protection in cellular phones. In 2008, we introduced into the home-appliance market a solid-state AC-switch driver that integrates switch-failure detection, allowing designers to save board space and simplify the process to meet various international safety standards. In telecom and consumer applications, we enlarged our IPAD range of combined ESD protection and EMI filtering products dedicated to audio functions, and also introduced protection devices dedicated to USB2.0, HDMI and Ethernet to meet increasing data rates in connectivity and wireline applications. In the power conversion applications, we introduced, in 2008, Silicon Carbide (“SiC”) Schottky diodes that contribute to increase the overall efficiency of switching mode power supplies.

(iv) Linear and Interface Division.  We offer a broad product portfolio of linear and switching voltage regulators, addressing various applications, from general purpose point of load, for most of the market segments (consumer, set top box, computer and data storage, mobile, industrial, medical, automotive, aerospace), to specific functions such as camera flash driving, LCD backlighting, organic LED supply, for the mobile handset market; low noise block supply and control for set top box; multiple channels DC-DC for micro storage & ODD. Along with standard interface for multi segment market and application specific interface in camera module serializing/deserializing and USB transceiving for the mobile handset market; Smartcard interface for set top box; and mixed signal ICs for energy metering. In addition, a series of standard linear and ASSP are offered: operational amplifiers high speed, rail to rail, low noise precision and industry standard, comparators and voltage references, for multi segment market, as well as for specific applications, low power high efficiency audio amplifiers, battery management ICs and current sensing amplifiers. In 2008, we achieved numerous design wins in a range of applications, including many from market leaders within their segment. We also announced new devices aimed at mobile phone and portable consumer products, including a new device that combines an analog switch and 1.6W class-D audio amplifier IC to simplify board design and save space, and a new video buffer IC offering a low operating current and the lowest standby current among comparable devices. We started a very promising business for the active matrix organic LED supply function, with one of the major players in the portable market. We succeeded in the qualification of our new range of low noise block supply and control ICs, for set top box, in the relevant market key customers, shipping millions of pieces already in the first year of life. We also won several sockets for a new high current/efficiency synchronous buck DC-DC converter, shortly after releasing it to market, to several worldwide consumer players. Finally, in linear and interface ICs, we gained multiple design wins in various markets, particularly in consumer, set top box and mobile handsets.

(v) Industrial and Power Conversion Division.  We design and manufacture products for industrial applications including lighting and power-line communication; power supply and power management ICs for computer, industrial, consumer, and telecom applications along with power over Ethernet powered devices. In the industrial market segment, our key products are power ICs for motor control, including monolithic DMOS solutions and high-voltage gate drivers, for a broad range of systems; intelligent power switches for the factory automation and process control. In the power-line communication market segment, we have pioneered the market offering robust, viable and cost-effective solutions since the 1980’s. In 2008, our highly-integrated power-line transceivers were selected in the largest ever Automatic Meter Reading project in China, which will enable China National Petroleum Corporation to remotely collect and manage consumption of water, gas, heat and electricity in more than one million households across China. With regards to the wideband power-line communication, we unveiled an agreement with Arkados to develop and manufacture a best-in-class 200 Mbit per second, HomePlug AV SoC that will set a new standard for integration and performance. In lighting, our key products are ICs for electronic ballasts, based on high voltage technology, dedicated to analog and micro based platforms. The portfolio includes advanced Power Factor Correctors enabling complete solutions to meet best-in-class energy efficiency requirements. We are present in the solid-state-lighting market, with LED drivers for the backlighting of LCD panels and for general lighting. In computer power management, we offer complete power solution for mobile systems as well as CPU VRD controllers. In 2008, we gained a design from a major player in the PC market, in a desktop reference design. Our switching regulators, both in step-up and step-down topologies, are designed with advanced BCD technology and feature excellent quality, for industrial and auto, flexibility and compactness for consumer. In power-supply, where ST is the worldwide leader, we offer innovative solutions based on advanced architectures and power system partitioning. High-performance PWM, resonant, quasi-resonant controllers, together with high-voltage converters, meet the most demanding energy-saving regulations, best-in-class standby. In 2008, we introduced a new PWM controller, the first integrated device optimized for soft-switching asymmetrical half-bridge topology, and a new family of high-voltage converters with 800V capability, boosting reliability, economy and efficiency. We are committed on advanced devices for solar energy conversion.

(vi) Advanced Analog and Mixed Signal Division.  We develop innovative, differentiated and value-added analog products for a number of markets and applications including point-of-sales terminals, power meters and white goods. In 2008, we announced a highly integrated RGB LED driver and gained design wins for its logic ICs with major notebook PC makers in China and Japan, and with a leading Japanese LCD TV maker. We also announced a new family of silicon oscillators and a range of four- and five-channel voltage supervisors for computer, consumer and communications applications, in addition to picking up several design wins and product qualifications in the advanced analog field from world-leading makers of mobile phones, computer and PNDs. We gained numerous design wins for Analog and HDMI switches, Level Translators in computer and communications applications from major notebook and mobile phone manufacturers. We also announced a new Family of touch-screen/Key controllers IC that offers autonomous functionality to minimize demands on the system processor in applications such as PDAs, mobile phones, GPS receivers, game consoles and POS terminals. Additionally, we gained several design wins and product qualifications in the advanced analog field of clock distribution and power path management from world-leading makers of mobile phones, computer and PNDs, as well design wins for real-time clock (“RTC”) chips with major companies in server and computer-peripheral applications, in addition to starting a major project for a medical application, and we introduced a new series of drop-in replacement precision digital-output temperature sensors that are ideal for low-power applications in a broad range of product areas.

(vii) Micro-Electro-Mechanical Systems (“MEMS”) and Sensors, Transceivers and Healthcare Division.  In 2008, our revenues grew significantly as we expanded our product portfolio and customer base and, as a result, the Company was recently named by iSuppli as the leading supplier in 2008 of MEMS for consumer and portable applications. We manufacture these unique mechanical devices for a wide variety of applications where real-world input is required. Our product line includes three-dimensional accelerometers for use in gaming, laptop, HDDs, mobile phone devices and portable multi-media players.

We gained design wins for our three-axis accelerometers with several mobile phone and HDDs manufacturers on a worldwide basis. We also gained significant business from a worldwide leader in the portable MP3 player market and also won a significant contract with another of the major players in the gaming market — ST already supplies MEMS accelerometers for the Nintendo Wii console. In addition, ST won a contract with an emerging Asian player in the game console market.

Our complete free-fall detection solution, which consists of a three-axis motion sensor and software, was chosen to protect user data stored on HDDs in the new ESPRIMO Mobile family of professional notebooks from Fujitsu Siemens Computers. Also, we launched an ultra-compact gyroscope that provides a choice of analog or digital absolute angular-rate outputs, and measures fast angular displacements in applications such as intuitive man-machine interfaces or enhanced-GPS for car or personal navigation. Our first angular-rate sensor offers an extended voltage range and reduced standby power and thus is very useful for applications such as wireless game controllers and intuitive pointers, vehicle or PNDs, and optical image stabilization for mobile phones and Digital Still Cameras. In addition, we introduced our first automotive-qualified three-axis digital MEMS accelerometer, fully leveraging our strategy to bring manufacturing economies of scale from our market-leading business in consumer to new automotive, healthcare and industrial applications.

MMS

(i) Microcontroller Division.  We offer a wide range of 8-bit and 32-bit microcontrollers suitable for a wide variety of applications from those where a minimum cost is a primary requirement to those that need powerful real-time performance and high-level language support. These products are manufactured in processes capable of embedding nonvolatile memories as appropriate. In 2008, we extended the STM 32 family of 32-bit Cortex-M3 based microcontroller, increasing the scalability and peripheral options with devices providing from 16Kbyte up to 512 Kbytes of on-chip Flash, extra features for displays, sound, storage and full-speed USB peripherals. In 8-bit microcontrollers, we launched a range of products, based on the STM 8 core and specified for the industrial temperature. In the fourth quarter of 2008, the STM 32 was acclaimed with the winning of 2008 Best Product Award from EDN China.

(ii) Memory Division.  According to iSuppli, we are the world’s number one supplier of EEPROM, nonvolatile memories that can be electronically rewritten. They are used for parameter storage in various electronic devices used in all market segments. We manufacture our EEPROMs with sub-micron technology that delivers world-class performance and serves as a reference in the industry. Our EEPROM portfolio ranges from 1-Kb to 1-Mb devices delivered in innovative packages. This division also manufactures application-specific devices, RFID chips and legacy EPROM products. In 2008, we introduced 1MHz serial EEPROMs in 256-Kbit, 512-Kbit and 1-Mbit densities, allowing data rates up to 2.5-times faster than the I2C Fast-mode.

(iii) Smartcard IC Division.  Smartcards are card devices containing ICs that store data and provide an array of security capabilities. They are used in a variety of applications, in telecoms, banking, transport, identification, pay television and IT. We have a long track record of leadership in Smartcard ICs. Our expertise in security is a key to our leadership in the finance and pay-TV segments and development of IT applications. In addition, our mastering of the nonvolatile memory technologies is instrumental to offering the highest memory sizes (up to more than 1 MByte), particularly important to address the emerging high-end mobile phone market. In 2008, we introduced a number of products, including two advanced 32-bit families, the ST32 and ST33, which are based on the ARM Cortex M3 and its highly secure SC300 version for mobile phone SIM cards. We also introduced a smartcard IC for secure identity cards supporting the latest cryptography techniques, contact and contactless interfaces and a large memory for biometric data. The device meets International Civil Aviation Organization requirements for Machine Readable Travel Documents.

(vi) Incard Division.  The division develops, manufactures and sells plastic cards (both memory and microprocessor based) for banking, identification and telecom applications. Incard operates as a standalone organization and also directly controls the sales force for this product offering.

Wireless Products Sector

Our Wireless Products Sector (“WPS”) resulted from the combination of our wireless business with NXP’s to create ST-NXP Wireless as of August 2, 2008. Subsequently, we combined that business with the EMP business to form a 50/50 joint venture, ST-Ericsson, which began operations on February 1, 2009.

The WPS is responsible for the design, development and manufacture of semiconductors and platforms for mobile applications. In addition, this segment spearheads our ongoing efforts to maintain and develop innovative solutions for our mobile customers while consolidating our world leadership position in wireless. This segment is organized into three groups: Wireless Multi Media (“WMM”), Connectivity & Peripherals (“C&P”) and Cellular Systems (“CS”).

Wireless Multi Media

(i) Wireless Multi Media Division.  We focus our product offerings on mobile handsets serving several major OEMs, with a combination of application specific ICs as well as a growing capability in our platform offering. In this market, we are strategically positioned in energy management, audio coding and decoding functions (“CODEC”) and radio frequency ICs. We are transitioning from ICs to modular solutions in the field of radio frequency and energy management for 3G handsets. In December 2006, we announced a major design win for an ASIC solution for use in 3G/3.5G digital basebands at EMP. This award represents a significant new product category for us. Furthering our presence in the digital baseband field, in November 2007 we acquired 185 design engineers and certain intellectual property in the wireless field from Nokia, as part of our multifaceted agreement related to 3G chipset development for production beginning in 2010. We also have developed a product offering in the application processor segment known as the “Nomadik” family, addressing the market for multi-media application processor chips. These products are designed for smart- and feature-based mobile phones, portable wireless products and other applications including automotive entertainment and navigation, and digital consumer products, and the chips are being sampled by a wide range of potential customers. We have design wins at Nokia, Samsung and LG.

In 2008, we announced the intention to develop an analog baseband for a future high-volume EMP, within the existing partnership between the two companies. This effort builds upon the successful joint development and the start of production of 3G and 3.5G digital baseband processors for EMP’s licensees.

Also in the wireless area, due to its expertise in mobile multi-media, we were nominated as one of the founding members of the Symbian Foundation, along with other major leaders in the mobile handset industry. The intention of the Foundation is to unite leading operating systems to create one open mobile software platform. As part of our membership, we are to contribute some of our IP and reference platforms to the foundation.

Connectivity & Peripherals

(i) Connectivity & Peripherals Division.  To respond to the market need for increased functionality of handsets, we created the Connectivity Division to address wireless LAN (“WLAN”), Bluetooth and connectivity requirements. Our product offerings include WLAN and Bluetooth and Bluetooth FM radio combination chips designed for low power consumption and a small form factor. We have multiple design wins and are in volume production for several customers in Asia and Europe for our products. In particular, we are manufacturing in volume our single-chip WLAN, Bluetooth and combination ICs for several customers, including a tier-one cell phone manufacturer. Our next generation of ICs increase combination chip offerings with single-die multi-function capability in 65-nm. In 2008, we introduced a 65nm Bluetooth®/FM Radio combo chip to meet the demanding integration and cost requirements of the mobile phone market. The IC combines Bluetooth wireless functionality with an FM radio transceiver, enabling users to play the music stored on their mobile phone on an FM car radio or home stereo. Additionally, our joint venture, ST-NXP Wireless, is ramping-up a high-performance audio device for mobile music applications with a leading mobile phone maker. The STw5210 provides outstanding audio quality coupled with longer music playing time thanks to its innovative ‘Playback Time Extender’ (“PTE”) technology.

Cellular Systems

(i) Cellular Systems Division.  In the Cellular Systems division, we ramped up volume production of a 3G cellular platform at a tier-one customer. Additionally, its GSM/GPRS (global system for mobile communications/global packet radio service) solutions continued to ship in high-volume at a major OEM and were designed-in at leading module makers. ST-NXP Wireless announced mass production of the world’s first 3G Unlicensed Mobile Access (“UMA”) chipset platform, paving the way for a new range of converged fixed and mobile phones with enhanced multi-media capabilities. The Cellular System Solution 7210 UMA is the first product of its kind that combines UMA and 3G technology in a single solution, enabling 3G mobile phones to switch from cellular to WiFi networks, without breaking the call, allowing users to make cheaper calls and conserve their cellular airtime minutes.

Strategic Alliances with Customers and Industry Partnerships

We believe that strategic alliances with customers and industry partnerships are critical to success in the semiconductor industry. We have entered into several strategic customer alliances, including alliances with Alcatel Lucent, Bosch, Continental AG (formerly Siemens VDO), Hewlett-Packard, Marelli, Nokia, Nortel, Pioneer, Seagate, Thomson and Western Digital. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared to mutual advantage for joint technology development. From 2002 to December 31, 2007, we cooperated with NXP Semiconductors and Freescale Semiconductor as part of the Crolles2 Alliance to jointly develop sub-micron CMOS logic processes on 300-mm wafers down to 45nm design rules and to operate an advanced 300-mm wafer pilot line in Crolles, France. The Crolles2 alliance also had an alignment Joint Development Program with TSMC from 90nm down to 45nm. Effective January 1, 2008, we began working with IBM and its Alliance partners under an agreement to co-develop 32-nm and 22-nm core CMOS at IBM’s East Fishkill, NY (United States) and Albany nanotech facilities. The resulting processes are implemented in real time in Crolles2 and we continue to develop with IBM state-of-the-art derivative technologies (defined as RF CMOS, embedded non volatile memory) at Crolles2. We will take advantage of Crolles2 facility to develop alone or with partners other technologies (i.e., TSV, 3D and CMOS on SOI).

We plan to lead a consortium, along with CEA LETI (Laboratoire d’Electronique et de Technologie de l’Information) and comprised of nine other large companies and 25 French Government labs, that will work under the guise of a new R&D program, Nano 2012, whose purpose is to develop new technologies for the creation and production of the next generation of embedded circuits. Funding for this program was authorized by the European Union on January 29, 2009 and the contract was signed at the end of the first quarter of 2009. We remain convinced that the shared R&D business model contributes to the fast acceleration of semiconductor process technology development and we will continue to actively pursue an expansion of our portfolio of alliances to reinforce cooperation in the area of technology development in Crolles2. ST-Ericsson has agreed to participate in Crolles 2 technology development through at least 2011.

We have also established joint development programs with leading suppliers such as Air Liquide, ASM Lithography, Hewlett-Packard, PACKTEC, JSR, SOITEC, Teradyne and with electronic design automation

(“EDA”) tool producers, including Apache, Atrenta, Cadence, Mentor and Synopsys. We also participate in joint European research programs, such as the MEDEA+ and ITEA programs, and cooperate on a global basis with major research institutions and universities.

We participate in the definition of the New Eureka program named CATRENE and to the European Nanoelectronics Initiative Advisory (“ENIAC”) programs definition and were part of the first call of both programs.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our major customers include Bosch, Cisco, Continental, Delphi, Delta, Garmin, Hewlett-Packard, LG Electronics, Nagra, Nintendo, Nokia, Philips, Research in Motion, Samsung, Seagate, Sharp, Siemens, Sony Ericsson, Thomson and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers’ requirements for other products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Future Electronics, Rutronik and Yosun.

The following table sets forth certain of our significant customers and certain applications for our products:

Telecommunications
Customers:	Alcatel-Lucent Cisco Ericsson Finisar	Huawei LG Electronics Logitech Motorola	Nokia Nortel Networks Research in Motion Samsung	Sharp Siemens SIRF Sony Ericsson
Applications:	Camera modules/mobile imaging Cellular telephones Central office switching systems Data transport Infrastructure (wireless/wireline)		Internet access (XDSL) Portable multi-media Telephone terminals (wireline/wireless) Wireless connectivity
Computer Peripherals
Customers:	Agilent Apple Canon Dell	Delta Hewlett-Packard Hitachi Intel	Kingston Lexmark Microsoft Samsung	Seagate Taiwan-Liteon Western Digital Xilinx
Applications:	Data storage Monitors and displays Microfluidics/print-head cartridges		Power management Printers Webcams
Automotive
Customers:	Bosch Continental Delphi Denso	Harman Hella Hitachi Kostal	Lear Marelli Panasonic Pioneer	TRW Valeo Visteon Sirius Satellite Radio
Applications:	Airbags Anti-lock braking systems Body and chassis electronics Engine management systems (ignition and injection)		GPS multimedia Radio/satellite radio Telematics Vehicle stability control

Consumer
Customers:	ADB AOC Bose Corporation Echostar	Garmin General Satellite LG Electronics Nintendo	Philips Sagem Connunications Samsung Scientific Atlanta	Skyworth Sony Thomson UEC
Applications:	Audio processing (CD, DVD, Hi-Fi) Digital/analog TVs Digital cameras Digital music players Displays		DVDs Imaging Set-top boxes VCRs
Industrial/Other Applications
Customers:	American Power Conversion Autostrade Delta Emerson	FNMT Gemalto General Electric Interpay	Giesecke & Devrient Nagra NDS Nintendo	Philips Siemens Taiwan-Liteon Vodafone
Applications:	Battery chargers Smartcard ICs Intelligent power switches Industrial automation/control systems Lighting systems		MEMS Motor controllers Power supplies Switch mode power supplies

In 2008, our largest customer, Nokia, represented approximately 17.5% of our net revenues, compared to approximately 21% in 2007 and 22% in 2006. No other single customer accounted for more than 10% of our net revenues. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Disruptions in our relationships with any one of our key customers could adversely affect our results of operations.”

Sales, Marketing and Distribution

In 2008, we operated regional sales organizations in Europe, North America, Asia Pacific, Greater China, Japan, and Emerging Markets, which include Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA (European Free Trade Association)), Russia and India. As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.

For a breakdown of net revenues by product segment and geographic region for each of the three years ended December 31, 2008, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information.”

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

In the North America region, the sales and marketing team is organized into six business units. They are headquartered near major centers of activity for either a particular application or geographic region: automotive (Detroit, Michigan), industrial (Boston, Massachusetts), consumer (Chicago, Illinois), computer and peripheral equipment (San Jose, California and Longmont, Colorado), and RFID, communications (Dallas, Texas) and distribution (Boston, Massachusetts). Each regional business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system-oriented products. This structure allows us to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with our current product portfolio. A central product-marketing operation in Boston provides product support and training for standard products for the North American region, while a logistics center in Phoenix, Arizona supports just-in-time delivery throughout North America. In addition, a comprehensive distribution business unit provides product and sales support for the regional distribution network.

In the Asia Pacific region, the sales and marketing organization is managed from our regional headquarters in Singapore and it is organized into seven business units (computer peripherals, automotive, industrial, consumer, telecom, distribution and EMS) and central support functions (service and business management, field quality, HR, strategic planning, finance, corporate communication and design center). The business units are comprised of sales, marketing, customer service, technical support and competence center. We have sales offices in Korea, Malaysia, Thailand, the Philippines, Vietnam, Indonesia and Australia. In Korea, we have a strong local presence serving the local Korean companies in the telecom, consumer, automotive and industrial applications. Our design center in Singapore carries out full custom designs in HDD, smart card, imaging and display applications.

In the “Greater China” region, which encompasses China, Taiwan and Hong Kong, our sales, design and support resources are designed to expand on our many years of successful participation in this quickly growing market, not only with transnational customers that have transferred their manufacturing to China, but also with domestic customers. We believe that we were one of the leading semiconductor suppliers in China in 2008. The Greater China market is expected to grow faster than other regions in the next few years according to industry analysts.

In Japan, the large majority of our sales have historically been made through distributors, as is typical for foreign suppliers to the Japanese market. However, we are now seeking to work more directly with our major customers to address their requirements. We provide marketing and technical support services to customers through sales offices in Tokyo and Osaka. In addition, we have established a design center and application laboratory in Tokyo. The design center designs custom ICs for Japanese clients, while the application laboratory allows Japanese customers to test our products in specific applications. In 2006, we implemented changes in our organization for Japan and are targeting, by expanding our sales design and support resources, to improve our coverage of this significant market for the products we offer. In 2008, our sales grew by approximately 8% (43%, excluding FMG) in Japan, while the Japanese market declined by 0.6%.

Our Emerging Markets organization included Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia as well as our design and software development centers in India and the Mediterranean area. As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.

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

Research and Development

We believe that research and development (“R&D”) is critical to our success. The main R&D challenge we face is to continually increase the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

In 2007, underlining our commitment to our R&D efforts, we established a new ST Technology Council composed of 15 leading experts in the field, including internationally recognized university professors. The Technology Council is chaired by Robert White, a former member of our Supervisory Board and a professor at Stanford University. The role of the technology council is to meet annually with our senior management and leaders of our R&D activities to review, evaluate and advise us on the competitive technical landscape.

We are market driven in our R&D and focused on leading-edge products and technologies developed in close collaboration with strategic alliance partners, leading universities and research institutions, key customers, leading EDA vendors and global equipment manufacturers working at the cutting edge of their own markets. Front-end manufacturing and technology R&D, while being separate organizations, are under the responsibility of our Chief Operating Officer, thereby ensuring a smooth flow of information between the R&D and manufacturing organizations. The R&D activities relating to new products are managed by the Product Segments and consist mainly of design activities.

We continue to make significant investments in R&D since we intend to increase our focus on innovative product development. However, current economic conditions may impair our ability to maintain our current level of R&D investments and, therefore, we may need to become more focused across our broad range of product lines, and invest less in R&D to remain competitive in certain less performing product lines that are not central to our strategy.

As of 2008, the R&D expenditures are net of research tax credit received in France, following a new law, which has changed the methodology to compute the tax credit. The tax credit in France is now entirely based on the amount to be spent for R&D projects. In 2008, we spent $2,152 million on R&D, which represented approximately a 19.5% increase from $1,802 million in 2007, while 2007 spending represented an 8% increase from $1,667 million in 2006. This increase was primarily due to the integration of new businesses acquired during 2008, which mainly included NXP wireless, Genesis and a 3G design team, as well as the negative impact of the U.S. dollar exchange rate. The table below sets forth information with respect to our R&D spending since 2006. Our reported R&D expenses are mainly in product design, technology and development and do not include marketing and design-center costs which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales:

	Year Ended December 31,
	2008	2007	2006
	(In millions, except percentages)

Expenditures	$2,152	$1,802	$1,667
As a percentage of net revenues	21.9%	18.0%	16.9%

Approximately 79% of our R&D expenses in 2008 were incurred in Europe, primarily in France and Italy. See “— Public Funding” below. As of December 31, 2008, we employed approximately 11,900 employees in R&D activities worldwide.

We devote significant effort to R&D because semiconductor manufacturers face immense pressure to be the first to make breakthroughs that can be leveraged into competitive advantages; new developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded with more functionalities than their predecessors and enable, through their timely appearance on the market, significant value creation opportunities.

To ensure that new technologies can be exploited in commercial products as quickly as possible, an integral part of our R&D philosophy is concurrent engineering, meaning that new fabrication processes and the tools needed to exploit them are developed simultaneously. Typically, these include not only EDA software, but also cell libraries that allow access to our rich IP portfolio and a demonstrator product suitable for subsequent commercialization. In this way, when a new process is delivered to our product segments or made available to external customers, they are more able to develop commercial products immediately.

In the same spirit, we develop, in a concurrent engineering mode, a complete portfolio of Analog and RF IP. The new generation of products are, in essence, mix Analog and Digital IP Blocks, and even complex RF solutions, high performance data converters and high speed data transmission ports. Our R&D design centers located in France (Crolles, Grenoble), India (Greater Noida) and Morocco (Rabat) have been specialized in the development of these functions, offering a significant advantage for us in quickly and cost effectively introducing products in the consumer and wireless market.

Our advanced R&D centers are strategically located around the world, including in France (Crolles, Grenoble, Tours and Rousset), Italy (Agrate and Catania), the United States (Phoenix, Carrollton, and San Diego), Canada (Ottawa), the United Kingdom (Bristol and Edinburgh), Switzerland (Geneva), India (Greater Noida and Bangalore), China (Beijing, Shenzhen and Shanghai), Singapore, Netherlands (Nijmegen), Germany (Nurnberg) and Belgium (Zaventem).

Following the completion on December 31, 2007 of the Crolles II program, which involved a partnership between Freescale Semiconductor, NXP Semiconductors, small and medium enterprises, and industrial partners such as CEA Leti, and enabled the creation of a 300mm pilot line and an R&D Technology Center that developed 90nm, 65nm and 45nm CMOS semiconductor technologies, we have entered into on R&D alliance with IBM to develop core 32nm and 22nm CMOS technologies in Fishkill and Albany in the state of New York, and derivative technologies such differentiated SoC technologies in 65nm, 45nm, 32nm and 22nm in Crolles and Grenoble, also working with CEA Leti. In this context, five strategic objectives have been established.

•	Repatriate to Crolles the core CMOS technologies jointly developed at IBM in East Fishkill (USA).

•	Accelerate the development and the number of differentiated technologies for SoC so as to be able to supply amongst the worlds leading prototypes ICs, thereby develop a strategy of advanced differentiated products to compete with Asia foundries.

•	Develop libraries and perform transversal R&D on the methods and tools necessary to develop complex ICs using these technologies.

•	Perform advanced technology research linked to the conception of CMOS nano electric functionalities advance devices on 300mm wafers.

•	Pervade local, national and European territories, taking advantage of nano-electronic diffusion technologies to further promote innovation in various application sectors.

The Crolles3 NANO 2012 contract signed with the French Government is designed to promote the development in the Grenoble Crolles Region of France, of CMOS (32 and 22nm) derivative technologies for system-on-chip semiconductor products, in cooperation with the IBM Alliance for the development of Core CMOS advanced technologies based in Fishkill USA, to which we also participate.

At the end of March 2009, we and the French Government signed the framework agreement for the NANO 2012 program, which confirmed us as the Coordinator and Project Leader and allocated €340 million to us in grants for the period 2008-2012. The funding, which was approved by the EU Commission on January 28, 2009, will also benefit our partners CEA-Leti, a research laboratory of CEA, one of our indirect shareholders, as well as other research and industrial participants for this program.

In addition, our manufacturing facility in Crolles, France houses a R&D center that is operated in the legal form of a French Groupement d’intérêt économique named “Centre Commun de Microelectronique de Crolles.” Laboratoire d’Electronique de Technologie d’Instrumentation (“LETI”), a research laboratory of CEA, an affiliate of Areva Group (one of our indirect shareholders), is our partner.

There can be no assurance that we will be able to develop future technologies and commercially implement them on satisfactory terms, or that our alliances will allow the successful development of state-of-the-art core or derivative CMOS technologies on satisfactory terms. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our R&D efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances, or failure to find new partners in such alliance, or in developing new process technologies in line with market requirements.”

The Agrate R2 activity encompasses prototyping, pilot and volume production of the newly developed technologies with the objective of accelerating process industrialization and time-to-market for Smart power affiliation (BCD), including on SOI, High Voltage CMOS and MEMS. It is the result of an ongoing cooperation under a consortium with Numonyx. Future decisions by Numonyx may affect ongoing joint R&D activities in Agrate R2. Our intellectual property design center in Greater Noida, India supports all of our major design activities worldwide and hosts a major central R&D activity focused on software and core libraries development, with a strong emphasis on system solutions. Our corporate technology R&D teams work in a wide variety of areas that offer opportunities to harness our deep understanding of microelectronics and our ability to synthesize knowledge from around the world. These include areas such as Nano-Organics, which encompasses a variety of emerging technologies that deal with structures smaller than the deep sub-micron scale containing as little as a few hundred or thousand atoms and Micro-Machining, in which the ability to precisely control the mechanical attributes of silicon structures is exploited.

The fundamental mission of our Advanced System Technology (“AST”) organization is to create system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including digital consumer, wireless communications, computer peripherals and Smartcards, as well as the broad range of emerging automotive applications such as car multi-media. The group has played a key role in establishing our pre-eminence in mobility, connectivity, multi-media, storage and security, the core competences required to drive today’s convergence markets.

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

The goal of the IP and Design central team is to provide state of the art technologies in the following fields:

•	HW/SW platform based designs

•	On Chip Infrastructure

•	Standard Interface Subsystems

•	Functional Verification

•	Design prototyping

The team is located in Grenoble, Catania, Greater Noida and Tunis.

Tools and system libraries are developed to assemble virtual platforms used as a single reference for architecture exploration, system functional verification and early software development. The team drives and promotes international standards such as OSCI TLM System C and SPIRIT.

Advanced On Chip Interconnect modules and tools such as Versatile ST Network On Chip, are developed and used in our most complex chips in consumer and mobile phone applications. Research work is carried out on an optical interconnect for the future.

Complete subsystem verification set up is built to validate new interface standards such as MIPI.

New functional verification techniques and tools are being tested, then deployed, such as metrics for functional qualification.

The use of hardware emulators is being extended to simulate power consumption and to co-emulate functional blocks within a transactional level simulation.

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

The ASDtm technology developed at Tours has allowed us to bring to the market numerous products that can handle high bi-directional currents, sustain high voltages or integrate various discrete elements in a single chip, like the IPADs. ASD technology has proved increasingly successful in a variety of telecom, computer and industrial applications: ESD protection and AC switching are key areas together with RF filter devices.

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

In addition, the Central Software Tools and Services (“STS”) division devotes an important R&D effort in the area of embedded software tools development to develop leading-edge technologies and tools in different areas (i.e., compilers, operating systems, performance evaluation and debuggers). Such tools ensure a competitive advantage to divisional customers for the development of the embedded software included in their commercial products; STS works in close cooperation with product divisions but also with many research partners.

Compilers play an important role in our business as they allow us to extract significant performance from processors embedded in customers’ SoCs for intensive media processing and host computing. Several advanced compilation techniques are under development and will be integrated in STS compilers to improve application code size and speed, in addition to improving the productivity of embedded developers and software engineering overall. Technology trends are, on the other hand, steadily increasing the importance of several items, such as debugging tools to support the increasing number of processors, the complexity of embedded software and the dynamic loading of software. Currently, we are developing a new generation of debugging tools based on visual techniques and tracing mechanisms that allow us to cover not only functional aspects but also timing constraints and the interaction between software components. In addition, STS spends considerable time on software tools for reconfigurable subsystems, which play more and more of a key role in modern SoCs. Such subsystems offer an excellent trade-off in solving performance requirements while keeping programming flexibility. Our platforms’ ability to evolve smoothly compared to pure hardware IPs is an important differentiating factor in terms of time to market and compliancy to standards. Our effort to reconfigure subsystems is focused on programmability aspects, raw performances, ease of use and, ultimately, developers’ productivity. During the past few years, STS has managed the transition from standard and proprietary kernels to sophisticated operating systems, such as Linux, to tailor it to complex SOC’s while the community is slow to produce new standards for embedded applications. STS serves all of our product groups and provides specific development environments, primarily in the fields of Consumer and Mobile Telecoms.

All of these worldwide activities create new ideas and innovations that enrich our portfolio of intellectual property and enhance our ability to provide our customers with winning solutions.

Furthermore, an array of important strategic customer alliances ensures that our R&D activities closely track the changing needs of the industry, while a network of partnerships with universities and research institutes around the world ensures that we have access to leading-edge knowledge from all corners of the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We actively participate in these programs and continue collaborative R&D efforts within the MEDEA plus CATRENE new EUREKA program and the newly launched ENIAC program from the European community.

Finally, we believe that platforms are the answer to the growing need for full system integration, as customers require from their silicon suppliers not just chips, but an optimized combination of hardware and software. Our world-class engineers and designers are currently developing platforms we selected to spearhead our future growth in some of the fastest developing markets of the microelectronics industry. The platforms include Application Processors, namely our Nomadik platform that is bringing multi-media to the next-generation mobile devices, set-top boxes/integrated digital TV, which include the promising new wave of HD images, and in the area of computer peripherals, the SPEAr family of reconfigurable SoC ICs for printers and related applications.

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

Location	Products	Technologies

Front-end facilities
Crolles1, France	Application-specific products, image sensors	Fab: 200-mm CMOS and BiCMOS, Analog/RF, imaging
Crolles2, France(1)	Application-specific products and leading edge logic products	Fab: 300-mm research and development on deep sub-micron (90-nm and below) CMOS and differentiated SoC technology development, TSV pilot line
Phoenix, Arizona (entering the final stages of closure)	Application-specific products and microcontrollers	Fab: 200-mm CMOS, BiCMOS, BCD, microcontrollers
Agrate, Italy	Nonvolatile memories, microcontrollers and application- specific products MEMS Smart power	Fab 1: 200-mm BCD, nonvolatile memories, MEMS Fab 2: 200-mm, embedded Flash, research and development on nonvolatile memories and BCD technologies and Flash (which services Numonyx)
Rousset, France	Microcontrollers, nonvolatile memories and Smartcard ICs, application-specific products and image sensors	Fab 1: 200-mm CMOS, Smartcard, embedded Flash, imaging
Catania, Italy	Power transistors, Smart Power ICs and nonvolatile memories	Fab 1: 150-mm Power metal-on silicon oxide semiconductor process technology
(“MOS”),VIPowertm, MO-3 and Pilot Line RF Fab 2: 200-mm, Smartcard, EEPROM BCD, power MOS and Flash (which services Numonyx)
Tours, France	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125-mm, 150-mm and 200-mm pilot line discrete
Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, nonvolatile memories, and application-specific products	Fab 1: 125-mm, power MOS, bipolar, power Fab 2: 150-mm bipolar, power MOS and BCD, EEPROM, Smartcard, Micros, CMOS logic
Fab 3: 150 mm Microfluidic, MEMS, BCD, BiCMOS, CMOS
Back-end facilities
Muar, Malaysia	Application-specific and standard products, microcontrollers, Flash	A portion of the plant (building K) has been contributed to Numonyx
Kirkop, Malta	Application-specific products
Toa Payoh, Singapore	Power ICs and optical packages, under reconversion into an EWS center
Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems
Shenzhen, China(2)	Nonvolatile memories, discrete and standard products
Longgang, China (under qualification)	Discrete and standard products
Calamba, Philippines(3)	Application Specific Products

(1)	Operated jointly with NXP Semiconductors and Freescale Semiconductor. The agreement terminated at the end of 2007.

(2)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.

(3)	Operated by ST but contributed to the ST-Ericsson joint venture.

At the end of 2008, our six 200-mm wafer production front-end facilities had a total capacity of approximately 128,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Three of our front-end wafer facilities (at Crolles, France; Agrate, Italy; and Catania, Italy) had full design capacity installed as of December 31, 2008. As of the same date, a fab in Rousset, France had approximately two-thirds of the ultimate capacity installed.

Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 2,800 wafers per week at the end of 2008, and we may in the future increase production as required by market conditions and within the framework of our R&D Crolles 3 NANO 2012 program.

We own all of our manufacturing facilities, except Crolles2, France, which is the subject of leases for the building shell and some equipment that represents overall a small percentage of total assets.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. Our goal is to reduce our capital investment spending in 2009 to approximately $500 million, a reduction of 50% compared to 2008. This is mainly due to the change in the structural growth of the semiconductor market. The reduction in our capital investments is also designed to reduce our dependence on economic cycles which affects the loading of our fabs and to decrease the burden of depreciation on our financial performance while optimizing opportunities between internal and external front-end production.

As of December 31, 2008, we had approximately $150 million in outstanding commitments for purchases of equipment and other assets for delivery in 2009. The most significant of our 2009 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) the tool set to transfer the 32nm process from our participation in the IBM Alliance to our 300-mm fab in Crolles; (ii) the completion of the restructuring program for FE fabs); (iii) focused investment both in manufacturing and R&D in France sites to secure and develop our system oriented proprietary technologies portfolio; (iv) quality, safety, security, maintenance both in 6” and 8” Fabs; and (b) for the back-end facilities, the capital expenditures will mainly be dedicated to the technology evolution to support the ICs path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to prepare the room for future years capacity growth by completing the new production area in Muar and the new plant in Longgang (China).

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

Our existing capacity greatly exceeds current business demand as a result of the ongoing industry downturn. There has been a severe underloading that has resulted into unsaturation charges and cost inefficiencies despite our ongoing measures to reduce the activity of the fabs. No assurance can be given that we will be able to increase manufacturing efficiencies in the future to the same extent as in the past, or that we will not experience further production difficulties and/or unsaturation in the future.

In addition, as is common in the semiconductor industry, we have from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, have suffered delays in product deliveries or reduced yields. There can be no assurance that we will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, production bottlenecks, construction delays, equipment failure or maintenance, ramping up production at new facilities, upgrading or expanding existing facilities, changing our process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that require state-of-the-art sub-micron technology and larger-sized wafers has increased the potential for losses associated with production difficulties, imperfections or other causes of defects. In the event of an incident leading to an interruption of production at a fab, we may not be able to shift production to other facilities on a timely basis, or our customers may decide to purchase products from other suppliers, and, in either case, the loss of revenues and the impact on our relationship with our customers could be significant. Our operating results could also be adversely affected by the increase in our fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately. Finally, in periods of high demand, we increase our reliance on external contractors for foundry and back-end service. Any failure to perform by such subcontractors could impact our relationship with our customers and could materially affect our results of operations.

Intellectual Property

Intellectual property rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two or three-dimensional layout of an integrated circuit. Including patents owned by ST-NXP Wireless but excluding patents transferred to Numonyx. As of March 30, 2009, we currently own close to 19,000 patents and pending patent applications which have been registered in several countries around the world and correspond to more than 9,000 patent families (each patent family containing all patents originating from the same invention). We filed 556 new patent applications around the world in 2008 (including patent applications originating from Genesis, NXP and NXP Wireless, but excluding new patent applications transferred to Numonyx).

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our circuit designs, manufacturing processes, packaging technology and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade-secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other intellectual property rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our intellectual property represents valuable assets and intends to protect our investment in technology by enforcing all of our intellectual property rights. We have used our patent portfolio to enter into several broad patent cross- licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party intellectual property rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

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

We entered 2006 with a backlog higher than we had entering 2005, and, due to a more difficult industry environment, we entered 2007 with an order backlog lower than what we had entering 2006. We entered 2008 with a backlog significantly higher compared to 2007 due to good order flow in the last quarter of 2007. However, as a result of the current market downturn in the world economy, in addition to the sharp reduction in demand for semiconductor products seen in the second half of 2008, we also experienced in the last quarter of 2008 a significant rate of orders cancellations; as such, we entered the first quarter of 2009 with a backlog significantly lower that what we had entering 2008, which also reduced our visibility on the short term evolution of our business.

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

The primary international semiconductor companies that compete with us include Analog Devices, Broadcom, Infineon Technologies (“Infineon”), Intel, International Rectifier, Fairchild Semiconductor, Freescale Semiconductor, Linear Technology, LSI Logic, Marvell Technology Group, Maxim Integrated Products, Microchip Technology, National Semiconductor, NEC Electronics, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments and Toshiba.

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

Organizational Structure and History

We are a multinational group of companies that designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. We are organized in a matrix structure with geographical regions interacting with product divisions, both being supported by central functions, bringing all levels of management closer to the customer and facilitating communication among R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through our subsidiaries. With the exception of the following entities, as of December 31, 2008, we owned directly or indirectly 100% of all of our significant operating subsidiaries’ shares and voting rights, which have their own organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation: subsidiaries in Shenzhen, China, in which we own 60% of the shares and voting rights; Shanghai Blue Media Co. Ltd (China), in which we own 65%; Incard do Brazil, in which we own 50% of the shares and voting rights; Numonyx Holdings B.V., in which we own a 48.6% equity investment; and ST-NXP Wireless, in which, from August 2, 2008 through January 31, 2009, we owned 80%. Since February 1, 2009, following the completion of the merger of ST-NXP Wireless with EMP, and our repurchase of the outstanding 20% of ST-NXP held by NXP, we own 50% of the new JV. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we receive compensation.

The following list includes our principal subsidiaries and equity investments and the percentage of ownership we held as of December 31, 2008:

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Australia — Sydney	STMicroelectronics PTY Ltd	100
Belgium — Leuven	NF Belgium NV*	80
Belgium — Zaventem	STMicroelectronics Belgium N.V.*	80
Belgium — Zaventem	Proton World International N.V.	100
Brazil — Sao Paolo	STMicroelectronics Ltda	100
Brazil — Sao Paulo	Incard do Brazil Ltda	50
Canada — Ottawa	STMicroelectronics (Canada), Inc.	100
Canada — Thorn hill	Genesis Microchip (Canada) Co.	100
China — Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China — Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China — Shanghai	Shanghai Blue Media Co. Ltd	65
China — Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China — Shanghai	Shanghai NF Wireless Trading Co. Ltd*	80
China — Shanghai	Shanghai NF Wireless Technology Co. Ltd*	80
China — Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China — Beijing	Beijing T3G Technology Co. Ltd*	80
Czech Republic — Prague	STMicroelectronics Design and Application s.r.o.	100
Czech Republic — Prague	STN Wireless Sro*	80
Finland — Lohja	STMicroelectronics OY*	80
Finland — Helsinki	STMicroelectronics R&D OY*	80
France — Crolles	STMicroelectronics (Crolles 2) SAS	100
France — Montrouge	STMicroelectronics S.A.	100
France — Paris	ST-NXP Wireless France SAS*	80
France — Rousset	STMicroelectronics (Rousset) SAS	100
France — Tours	STMicroelectronics (Tours) SAS	100
France — Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France — Grenoble	STMicroelectronics Wireless SAS*	80

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Germany — Grasbrunn	STMicroelectronics GmbH	100
Germany — Grasbrunn	STMicroelectronics Design and Application GmbH	100
Germany — Grasbrunn	NXP Falcon Germany GmbH*	80
Holland — Amsterdam	STMicroelectronics Finance B.V.	100
Holland — Luchtaven	ST Wireless (holding) NV*	80
Holland — Eindhoven	NXP Wireless Holding 1 BV*	80
Holland — Eindhoven	NXP Wireless Holding 2 BV*	80
Hong Kong — Hong Kong	STMicroelectronics LTD	100
India — Noida	STMicroelectronics Pvt Ltd	100
India — Noida	STMicroelectronics (Wireless) Private Limited*	80
India — New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India — Bangalore	Genesis Microchip (India) Pvt Ltd	100
India — Bangalore	NF Wireless India Pvt Ltd*	80
Ireland — Dublin	NXP Falcon Ireland Ltd*	80
Israel — Netanya	STMicroelectronics Ltd	100
Italy — Catania	CO.RI.M.ME.	100
Italy — Aosta	DORA S.p.a.	100
Italy — Agrate Brianza	ST Incard S.r.l.	100
Italy — Naples	STMicroelectronics Services S.r.l.	100
Italy — Agrate Brianza	STMicroelectronics S.r.l.	100
Italy — Agrate Brianza	ST Wireless Italy Srl*	80
Japan — Tokyo	STMicroelectronics KK	100
Japan — Tokyo	NF Wireless Japan KK*	80
Japan — Tokyo	Genesis Japan KK	100
Korea — Seoul	ST-NXP Wireless Korea Ltd*	80
Malaysia — Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia — Muar	STMicroelectronics SDN BHD	100
Malaysia — Muar	STMicroelectronics (Wireless) SDN.BHD*	80
Malta — Kirkop	STMicroelectronics Ltd	100
Mexico — Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Mexico — Guadalajara	STMicroelectronics Design and Applications, S. de R.L. de C.V.	100
Morocco — Rabat	Electronic Holding S.A.	100
Morocco — Casablanca	STMicroelectronics S.A.	100
Morocco — Rabat	STMicroelectronics Wireless Maroc SAS*	80
Philippines — Calamba	NF Philippines, Inc.*	80
Singapore — Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore — Ang Mo Kio	ST Wireless Asia Pac Pte Ltd*	80
Singapore — Singapore	NF Singapore Pte Ltd*	80
Spain — Madrid	STMicroelectronics S.A.	100
Sweden — Kista	STMicroelectronics A.B.	100
Sweden — Stockholm	ST Wireless AB*	80
Switzerland — Geneva	STMicroelectronics S.A.	100
Switzerland — Geneva	INCARD SA	100
Switzerland — Geneva	INCARD Sales and Marketing SA	100
Switzerland — Geneva	ST Wireless SA*	80
Switzerland — Zurich	ST-NXP Wireless (Holding) AG*	80
Taiwan — Taipei	NF Taiwan Ltd*	80
Turkey — Istanbul	STMicroelectronics Elektronik Arastirma ve Gelistirme Anonim Sirketi*	80
United Kingdom — Marlow	STMicroelectronics Limited	100
United Kingdom — Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom — Bristol	Inmos Limited	100
United Kingdom — Bristol	STMicroelectronics Wireless Ltd*	80
United Kingdom — Reading	Synad Technologies Limited	100

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

United Kingdom — Southampton	NF UK, Ltd*	80
United States — Carrollton	STMicroelectronics Inc.	100
United States — Carrollton	ST-NXP Wireless Inc.*	80
United States — Carrollton	Genesis Microchip Inc, A Delaware Corporation	100
United States — Carrollton	Genesis Microchip (Del) Inc.	100
United States — Carrollton	Genesis Microchip LLC	100
United States — Carrollton	Genesis Microchip Limited Partnership	100
United States — Carrollton	Sage Inc.	100
United States — Carrollton	Faroudja Inc.	100
United States — Carrollton	Faroudja Laboratories Inc.	100
United States — Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States — Wilsonville	The Portland Group, Inc.	100

EQUITY INVESTMENTS
Italy — Caivano	INGAM Srl	20
The Netherlands — Rotterdam	Numonyx Holding BV	48.6
South Korea — Yongin-si	ATLab Inc.	8.1
Singapore — The Curie	Veredus Laboratories Pte Ltd	41.2

*	These entities are related to the joint venture with NXP, and as of February 1, 2009, they have been transferred to ST-Ericsson, in which we own 50%.

Public Funding

We participate in certain programs established by the EU, individual countries and local authorities in Europe (principally France and Italy). Such funding is generally provided to encourage R&D activities, industrialization and the economic development of underdeveloped regions. These programs are characterized by direct partial support to R&D expenses or capital investment or by low-interest financing.

Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation, for R&D and for capital investment and low-interest financing related to incentive programs for the economic development of under-developed regions. The EU has developed model contracts for R&D funding that require beneficiaries to disclose the results to third parties on reasonable terms. As disclosed, the conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results.

Some of our government funding contracts R&D involve advance payments that requires us to justify our expenses after receipt of funds. Certain specific contracts (Crolles, Rousset, France and Catania, Italy) contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties (partial refund) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. However, the obligation to repay such funding is never automatic.

The main programs for R&D in which we are involved include: (i) the “Cluster for Application and Technology Research in Europe on NanoElectronics” (“CATRENE”) cooperative R&D program, which is the successor of MEDEA+; (ii) EU R&D projects with FP6 and FP7 (Sixth and Seventh Frame Program) for Information Technology; and (iii) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

The MEDEA+ cooperative R&D program was launched in June 2000 by the Eureka Conference and is designed to bring together many of Europe’s top researchers in a 12,000 man-year program that covers the period 2001-2008 in two phases of four years each. The MEDEA+ program replaced the joint European research program called MEDEA, which was a European cooperative project in microelectronics among several countries that covered the period 1996 through 2000 and involved more than 80 companies. With a program duration of eight years, MEDEA+ concluded at the end of 2008. The EUREKA strategic initiative, called CATRENE, launched October 25, 2007, builds on the highly successful European MEDEA+ nanoelectronics programme, started in January 2008, with the first call for project proposals was in the first half of 2008. In parallel, the first call from JTI ENIAC “Joint Technology Initiative European Nanoelectronics Initiative Advisory Council” was launched in 2008. This program is based on the Strategic Research Agenda (“SRA”), which concerns the European 2020 vision in nanoelectronics field. In general, ENIAC addresses long term issues and CATRENE addresses short and medium term issues. For embedded systems developed primarily with chips and embedded realtime software, the Eureka cluster ITEA2 and the European JTI ARTEMIS play similar roles, with parallel timing.

In Italy, there are some national funding programs established to support the new FIRST (Fondo per gli Investimenti nella Ricerca Scientifica e Tecnologica) that will group previous funding regulations (FIRB, Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research), FAR, Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and the FCS (Fondo per la Competitivita’ e lo Sviluppo). The FIT (Fondo per l’Innovazione Tecnologica) is designed to fund precompetitive development in manufacturing. These programs are not limited to microelectronics and are suitable to support industry R&D in any segment. Italian programs often cover several years and the approval phase is quite long, up to two/three years. During 2004, submissions for FAR and FIT were suspended for new projects, including the MEDEA+ projects whose Italian activities are subject to FAR rules and availability. In July 2005, however, the Italian Government began considering funding new projects (Grandi Progetti Strategici — GPS) related to limited “strategic programs” in areas it had selected, widely contemplating the use of semiconductor solutions. The company planned new projects and several proposals were selected for funding.” In 2008, a call for proposal under the strategic program “industria 2015” was launched and within the 7 projects submitted by the company 5 have been selected for funding.

Furthermore, there are some regional funding tools for research that can be addressed by local initiatives, primarily in the regions of Puglia, Sicily, Campania and Val d’Aosta, provided that a reasonable regional socio-economic impact could be recognized in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories.

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

Pursuant to this decision, the authorized timeframe for the completion of the project for the planned investment was extended and the Italian government was authorized to allocate, out of the €542.3 million grants originally authorized, €446 million for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. The €446 million M6 Grant is conditional upon the conclusion of a Contratto di Programma providing, inter alia, for (i) the creation of a minimum number of new jobs, (ii) the fixed assets remaining at least five years after the completion of the M6 Plant, (iii) at least 31.25% of the total of €1,700 million investment for the M6 Plant being either in the form of equity or loan, (iv) an annual report on work progress being submitted to the Italian authorities and the EU Commission, and (v) a general verification of the consistency of the project. For the period prior to December 31, 2006, the Commission, upon the proposal of the Italian government, considered that we would have been entitled to the remaining €96 million grant (out of the total €542.3 million originally granted) in the form of a tax credit if we had made a total cumulated investment of €366 million as of such date. As of December 31, 2006, we had invested a cumulative amount of €298 million instead of €366 million and recorded a cumulative amount of tax credit of €78 million out of the €96 million to which we could have been entitled. At December 31, 2008, there were no remaining tax credit receivables on our books. The M6 plant and the Contratto di programmma were transferred to Numonyx, which will benefit from future M6 grants linked to the completion of the M6 plant and assume related responsibilities.

A request of the revision for the Contratto di programma was addressed to the Italian Ministry of Economic Development on December 10, 2008, for deferred timing of execution and change in the scope of the grants. A favorable preliminary answer was received on December 16 by the Italian Government on contract revision.

In France, support for R&D is given by ANR (Agence Nationale de la Recherche), by the Ministry of Industry (“FCE”) and local public authorities. Specific support for microelectronics is provided through FCE to over 30 companies with activities in the semiconductor industry. The amount of support under French programs is decided annually and subject to budget appropriation. The Crolles3 NANO 2012 contract signed with the French Government is designed to promote the development in the Grenoble Crolles Region of France, of CMOS (32 and 22nm) derivative technologies for system-on-chip semiconductor products, in cooperation with the IBM Alliance for the development of Core CMOS advanced technologies based in Fishkill USA, to which we also participate.

At the end of March 2009, we and the French Government signed the framework agreement for the NANO 2012 program, which confirmed us as the Coordinator and Project Leader and allocated €340 million to us in grants for the period 2008-2012. The funding, which was approved by the EU Commission on January 28, 2009, will also benefit our partners CEA-Leti, a research laboratory of CEA, one of our indirect shareholders, as well as other research and industrial participants for this program.

We also benefit from the increase of tax credit for R&D activities, linked with the modification of the French law on “Crédit Impôt Recherche”. R&D tax credits consist of tax benefits granted to us on our research activities. In 2008, the benefit was $161 million, which was booked as a reduction of R&D expenses following the amendment of the French law in terms of R&D activities, while in prior periods it was recorded as a reduction of tax expense. Based on the current law, the tax credits are collectible against income tax to be paid but in case of no income tax payable, they are collectible in approximately 3 years.

In accordance with SEC Statement Accounting Bulletin No. 104 Revenue Recognition (SAB 104) and our revenue recognition policy, funding related to these contracts is booked when the conditions required by the contracts are met. Our funding programs are classified in three general categories for accounting purposes: funding R&D activities, funding for R&D capital investments and loans.

Funding for R&D activities is the most common form of funding that we receive. Public funding for R&D is recorded as “Other Income and Expenses, net” in our consolidated statements of income. Public funding for R&D is booked pro rata in relation to the relevant cost once the agreement with the applicable government agency has been signed and as any applicable conditions are met. See Note 20 to our Consolidated Financial Statements. Such funding has totaled $83 million, $97 million and $54 million in the years 2008, 2007 and 2006, respectively.

Government support for capital expenditures funding has totaled $4 million, $9 million, and $15 million in the years 2008, 2007 and 2006, respectively. Such funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. Public funding reduced depreciation charges by $25 million, $33 million and $54 million in 2008, 2007 and 2006, respectively.

As a third category of government funding, we receive some loans, mainly related to large capital investment projects, at preferential interest rates. We recognize these loans as debt on our consolidated balance sheet in accordance with paragraph 35 of Statements of Financial Accounting Concepts No. 6, Elements of Financial Statements (CON 6). Low interest financing has been made available (principally in Italy) under programs such as the Italian Republic’s Fund for Applied Research, established in 1988 for the purpose of supporting Italian research projects meeting specified program criteria. At year end 2008, 2007 and 2006, we had approximately $121 million, $150 million and $125 million, respectively, of indebtedness outstanding under state-assisted financing programs at an average interest cost of 2.4%, 2.4% and 0.9%, respectively.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government- or local-authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. Furthermore, we may need to rely on public funding since the cost to support the 300-mm manufacturing technology is increasing significantly. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability and timing of such funding are substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that funding will not be delayed from time to time, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those previously committed.

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

Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental and health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most jurisdictions in which we operate, we must obtain permits, licenses and other forms of authorization, or give prior notification, in order to operate. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our PSE, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2000 and with the technical specification ISO/TS16949:2002. In addition, all 15 of our manufacturing facilities have been certified to conform to the environmental standard ISO14001, to the Eco Management and Audit Scheme (EMAS) and to the Health and Safety standard OHSAS18001.

Our activities are subject to two directives adopted on January 27, 2003: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended by Commission Decision 2005/618/EC of August 18, 2005) and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as modified by Directive 2003/108/EC of December 8, 2003). The ROHS Directive aims at banning the use of lead and other flame-retardant substances in manufacturing electronic components by July 1, 2006. The WEEE Directive promotes the recovery and recycling of electrical and electronic waste. In France, the ROHS and WEEE Directives have been implemented by a decree dated July 20, 2005 and five ministerial orders published in November 2005, December 2005 and March 2006. The French scheme for the recovery and recycling of WEEE was officially launched on November 15, 2006. However, because of unclear statutory definitions and interpretations, we are unable at this time to determine in detail the ramifications of our activities under the WEEE Directive. At this stage, we do not participate in a “take back” organization in France.

Our activities in the EU are also subject to the European Directive 2003/87/EC establishing a scheme for greenhouse gas allowance trading (as modified by Directive 2004/101/EC), and the applicable national legislation. Two of our manufacturing sites (Crolles, France, and Agrate, Italy) have been allocated a quota of greenhouse gas for the period 2008-2010. Failure to comply would force us to acquire potentially expensive additional emission allowances from third parties, or to pay a fee for each extra ton of gas emitted. This risk did not materialize for the previous period 2005-2007, since both sites were within the allocated quota at the end of 2007. Our on-going programs to reduce CO2 emissions should allow us to comply with the greenhouse gas quota allocations which have been defined for Crolles and Agrate for the period 2008-2012, even though these quotas are smaller than those allocated for 2005-2007. In the United States, we participate in the Chicago Climate Exchange program, a voluntary greenhouse gas trading program whose members commit to reduce emissions. During Phase I (2003-2006), emission reduction targets were 1% per year, below the baseline which is an average of annual emissions over the 1998-2001 period. During Phase II (2007-2010), we confirmed our commitment to an additional 2% reduction. The idea is that all members should be 6% below this baseline by 2010. We have also implemented voluntary reforestation projects in several countries in order to sequester additional CO2 emissions and report our emissions in our annual Corporate Sustainable Report as well as through our internal Carbon Disclosure Project.

Furthermore, Regulation 1907/2006 of December 18, 2006 concerning the registration, evaluation, authorization and restriction of chemicals (“REACH”) entered into force on June 1, 2007 and the pre-registration process took place from June 1, 2008 to December 1, 2008. Regulations implementing the REACH were adopted in 2008, in particular Regulation 340/2008 of April 16, 2008 on the fees and charges to be paid by the industry for the registration and authorization of chemical products, as well as guidance documentation. We intend to proactively implement such new legislation, in line with our commitment toward environmental protection.

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

Industry Background

The Semiconductor Market

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and unitary cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems) to applications such as telecommunications systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These demands have resulted in increased semiconductor content as a percentage of system cost. Calculated on the basis of the total available market (the “TAM”), which includes all semiconductor products, as a percentage of worldwide revenues from production of electronic equipment according to published industry data, semiconductor content has increased from approximately 12% in 1992 to approximately 19% in 2008.

Semiconductor sales have increased significantly over the long term but have experienced significant cyclical variations in growth rates. According to trade association data, the TAM increased from $45 billion in 1988 to $249 billion in 2008 (growing at a compound annual growth rate of approximately 9%). In 2008, the TAM decreased approximately 3%, while in 2007 it had increased approximately 3%. On a sequential, quarter-by-quarter basis in 2008 (including actuators), the TAM decreased by approximately 6.0% in the first quarter 2008 over the fourth quarter 2007, while in the second quarter it increased by approximately 3.0% over the first quarter, it increased by approximately 6.5% in the third quarter over the second quarter, and decreased by approximately 24.2% in the fourth quarter over the third quarter. To better reflect our corporate strategy and our current product offering, we measure our performance against our serviceable available market (“SAM”), redefined as the TAM without PC motherboard major devices such DRAMs, microprocessors, optoelectronic products and Flash memories. The SAM increased from approximately $35 billion in 1988 to $155 billion in 2008, growing at a compound annual rate of approximately 8%. The SAM increased by approximately 2.4% in 2008 compared to 2007. In 2008, approximately 15% of all semiconductors were shipped to the Americas, 15% to Europe, 20% to Japan, and 50% to the Asia Pacific region.

The following table sets forth information with respect to worldwide semiconductor sales by type of semiconductor and geographic region:

	Worldwide Semiconductor Sales(1)					Compound Annual Growth Rates(2)

	2008	2007	2006	1998	1988	04-08	07-08	06-07	88-08		98-08		88-98
	In billions					Expressed as percentages

Integrated Circuits and Sensors	$213.8	$222.9	$214.8	$109.1	$35.9	3.9%	(4.1)%	3.8%	9.3%		7.0%		11.8%
Analog, Sensors and Actuators	40.7	41.6	42.3	19.1	7.2	3.0	(2.2)	(1.7)	9.0		7.9		10.2
Digital Logic	126.7	123.5	114.1	67.0	17.8	6.0	2.6	8.2	10.3		6.6		14.2
Memory:
DRAM	24.0	31.3	33.8	14.0	6.3	(2.7)	(23.0)	(7.4)	6.9		5.5		8.3
Others	22.3	26.6	24.7	9.0	4.6	10.6	(16.0)	7.7	8.2		9.5		6.9

Total Memory	46.3	57.9	58.5	23.0	10.9	2.7	(20.0)	(1.1)	7.5		7.2		7.7
Total Digital	173.0	181.4	172.6	90.0	28.7	4.1	(4.6)	5.1	9.4		6.8		12.1
Discrete	16.9	16.8	16.6	11.9	7.0	1.7	0.7	1.3	4.5		3.6		5.5
Optoelectronics	17.9	15.9	16.3	4.6	2.1	6.9	12.6	(2.3)	11.3		14.6		8.1

TAM	$248.6	$255.6	$247.7	$125.6	$45.0	3.9%	(2.8)%	3.2%	9.3	%(3)	7.0	%(3)	10.8	%(3)

Europe	38.2	41.0	39.9	29.4	8.1	(0.8)	(6.6)	2.7	8.1		2.7		13.8
Americas	37.9	42.3	44.9	41.4	13.4	(0.8)	(10.5)	(5.7)	5.3		(0.9)		11.9
Asia Pacific	124.0	123.5	116.5	28.9	5.4	8.7	0.4	6.0	17.0		15.7		18.3
Japan	48.5	48.8	46.4	25.9	18.1	1.4	(0.7)	5.2	5.1		6.5		3.7

TAM	$248.6	$255.6	$247.7	$125.6	$45.0	3.9%	(2.8)%	3.2%	9.3	%(3)	7.0	%(3)	10.8	%(3)

Of which SAM	$155.3	$151.7	$144.4	$79.7	$35.1	5.3%	2.4%	5.1%	7.7%		6.9%		8.6%

(1)	Source: WSTS.

(2)	Calculated using end points of the periods specified.

(3)	Calculated on a comparable basis, without information with respect to actuators as they were not included in the indicator before 2003.

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

Semiconductors can be manufactured using different process technologies, each of which is particularly suited to different applications. Since the mid-1970s, the two dominant processes have been bipolar (the original technology used to produce ICs) and CMOS. Bipolar devices typically operate at higher speeds than CMOS devices, but CMOS devices consume less power and permit more transistors to be integrated on a single IC. CMOS has become the prevalent technology, across all major mass markets such as personal computers, consumer application and cellular phones. Advanced technologies have been developed during the last decade that are particularly suited to more systems-oriented semiconductor applications. BiCMOS technologies have been developed to combine the high-speed and high-voltage characteristics of bipolar technologies with the low power consumption and high integration of CMOS technologies. BCD technologies have been developed that combine bipolar, CMOS and DMOS technologies to target intelligent power control and conversion applications. Such systems-oriented technologies require more process steps and mask levels, and are more complex than the basic function-oriented technologies.

A new category of process technologies, referred to as MEMS, has significantly developed in the last decade and has allowed to expand the scope of traditional semiconductor devices from signal processing, storage and power conversion, up to sensing and converting a wide variety of physical dimensions such as pressure, temperature and acceleration.

Semiconductors are often classified as either discrete devices (such as individual diodes, thyristors and single high voltage and power transistors, as well as optoelectronic products) or ICs (in which thousands of functions are combined on a single “chip” of silicon to form a more complex circuit). Compared to the market for ICs, there is typically less differentiation among discrete products supplied by different semiconductor manufacturers. Also, discrete markets have generally grown at slower, but more stable, rates than IC markets.

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

The primary volatile memory devices are DRAMs, which accounted for approximately 9.7% of semiconductor memory sales in 2008, and static RAMs (“SRAMs”), which accounted for approximately 0.7% of semiconductor memory sales in 2008. SRAMs are roughly four times as complex as DRAMs. DRAMs are used in a computer’s main memory. SRAMs are principally used as caches and buffers between a computer’s microprocessor and its DRAM-based main memory and in other applications such as mobile handsets.

Nonvolatile memories are used to store program instructions. Among such nonvolatile memories, read-only memories (“ROMs”) are permanently programmed when they are manufactured while programmable ROMs (“PROMs”) can be programmed by system designers or end-users after they are manufactured. Erasable PROMs (“EPROMs”) may be erased after programming by exposure to ultraviolet. Electrically erasable PROMs (“EEPROMs”) can be erased byte by byte and reprogrammed “in-system” without the need for removal.

“Flash” memories, which accounted for approximately 7.4% of semiconductor memory sales in 2008, are products that represent an intermediate solution between EPROMs and EEPROMs based on their cost and functionality. Because Flash memories can be erased and reprogrammed electrically and in-system, they are more flexible than EPROMs and are therefore progressively replacing EPROMs in many current applications. Flash memories are typically used in high volume in digital mobile phones and digital consumer applications (set-top boxes, DVDs, digital cameras, MP3 digital music players) and, because of their ability to store large amounts of information, are also suitable for solid-state mass storage of data and emerging high-volume applications.

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

A significant number of our logic devices is constituted by ASSP SoC, which gathers the functions of system control, multi-media signal processing and communication protocols in a wide variety of systems, such as smart-phones, set-top-boxes and communication infrastructure platforms.

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

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements, in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations.” Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to: sales returns and allowances; allowances for doubtful accounts; inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory; accruals for warranty costs, litigation and claims; assumptions used to discount monetary assets expected to be recovered beyond one year; valuation at fair value of acquired assets, including intangibles and amounts of in-process research and development (“IP R&D”) and assumed liabilities in a business combination; goodwill, investments and tangible assets as well as the impairment of their related carrying values; the assessment in each reporting period of events that could trigger interim impairment testing; estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of to realize the sale; measurement of the fair value of debt and equity securities classified as available-for-sale, including debt securities, for which no observable market price is obtainable; the valuation of equity investments under the equity method; the assessment of other-than-temporary impairment charges on financial assets; the valuation of minority interests, particularly in case of contribution in kind as part of a business combination; restructuring charges; assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon the satisfaction of certain conditions of future performance; assumptions used to measure and recognize a liability for the fair value of the obligation we assume at the inception of a guarantee; and the measurement of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties. We base our estimates and assumptions on historical experience and on various other factors such as market trends, market comparables, business plans and levels of materiality that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate for a significant move in the current market price. The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered likely and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We carry only limited insurance against immaterial, non-consequential damages in the event of a product recall. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we consider doubtful. In 2008, we did not record any new material specific provision related to bankrupt customers other than our standard provision of 1% of total receivables based on estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required. Such deterioration is increasingly likely given the current crisis in the credit markets. Under the current financial situation, we are obliged to hold shipment to certain of our customers on credit watch, which affects our sales and aims at protecting us form credit risk.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an agreement, the revenue arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

Goodwill and purchased intangible assets.  The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including IP R&D, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2008, the value of goodwill amounted to $958 million, of which $15 million was registered following the acquisition of Genesis Microchip Inc. (“Genesis”), which occurred in the first quarter of 2008, and $669 million was registered following the consolidation of the NXP wireless business, which is 80% owned by us.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill. As a result of our yearly impairment testing, we recorded $13 million of impairment of goodwill charges in 2008.

We last performed our annual impairment testing in the third quarter of 2008. Since, during the fourth quarter, our market capitalization declined to a level below our book value, we also performed further analyses during the fourth quarter using the most current long term financial plan available. While we recorded specific impairment charges related to the carrying value of certain marketable securities and equity investments during the period, no impairment was indicated by such analyses on the net value of our assets subject to testing. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current market conditions, which may continue to negatively impact our market value, we will continue to monitor the carrying value of our assets. If market and economic conditions deteriorate further, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, including ST-Ericsson, and possible further impairment charges relating to our investment in Numonyx, particularly in the event of a downward shift in expected revenues or operating cash flow in relation to our current plans.

Intangible assets subject to amortization.  Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, as well as, as a result of the purchase method of accounting for acquisitions, purchased software and internally developed software that is capitalized. In addition, intangible assets subject to amortization include intangible assets acquired through business combinations such as core technologies and customer relationships. Intangible assets subject to amortization are reflected net of any impairment losses and are amortized over their estimated useful life. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and, the relevant cost structure. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment of certain intangible assets. We did not record any charges related to the impairment of intangible assets subject to amortization in 2008. At December 31, 2008, the value of intangible assets subject to amortization amounted to $863 million, of which $591 million was related to core technologies and customer relationships recognized as part of our purchase accounting for the NXP wireless business consolidated as of August 2, 2008.

Property, plant and equipment.  Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment as stated below. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service. In the first quarter of 2008, we launched our first solely-owned 300-mm production facility in

Crolles (France). Consequently, we assessed the useful life of our 300-mm manufacturing equipment based on relevant economic and technical factors. Our conclusion was that the appropriate depreciation period for such 300-mm equipment is 10 years. This policy was applied starting January 1, 2008.

We perform an impairment review when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger such a review include: significant negative industry trends; significant underutilization of the assets or available evidence of obsolescence of an asset; strategic management decisions impacting production or an indication that an asset’s economic performance is, or will be, worse than expected; and, a more likely than not expectation that assets will be sold or disposed of prior to their estimated useful life. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount and fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss. In 2008, we recorded an additional impairment charge of $75 million related to our Phoenix fab that was designated for closure in 2007.

Inventory.  Inventory is stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent upon our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity. These costs are not included in the valuation of inventories but are charged directly to the cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. As required, we evaluate inventory acquired as part of purchase accounting at fair value, less completion and distribution costs and related margin. At December 31, 2008, inventories included $203 million related to the newly integrated NXP wireless business. The fair value adjustment posted to the opening balance sheet as part of the purchase accounting for $88 million has been totally charged to cost of goods sold in 2008.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

Asset disposal.  On March 30, 2008, we closed the deal for the creation of Numonyx and contributed our Flash Memory business (Flash Memory Group (“FMG”)) to the newly created entity. FMG deconsolidation was reported as a first quarter 2008 event. Thus, our consolidated statements of income for 2008 contain only one quarter of FMG activity. As a result of changes to the terms of the transaction from those expected at December 31, 2007 and an updated market value of comparable companies, in 2008 we incurred an additional impairment loss of $190 million and $26 million of restructuring and other related closure charges. The total loss recognized from the FMG business disposal amounted to $1,297 million plus $31 million of other costs.

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance and timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental, customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2008, the net amount of restructuring charges and other related closure costs amounted to $191 million before taxes, mainly including $26 million related to FMG, $87 million to our 2007 restructuring plan and $71 million to our 2008 restructuring initiatives. See Note 21.

Share-based compensation.  We are required to expense our employees’ share-based compensation awards for financial reporting purposes. We measure our share-based compensation cost based on its fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting market performance and financial results targets, forfeitures and employees’ service period. As a result, in relation to our nonvested Stock Award Plan, we recorded a total pre-tax expense of $78 million in 2008, out of which $1 million was related to the 2005 plan; $20 million to the 2006 plan; $50 million to the 2007 plan; and $7 million to the 2008 plan.

Earnings (loss) on Equity Investments.  We are required to record our proportionate share of the results of the entities that are consolidated by us under the equity method. This recognition is based on results reported by these entities, sometimes on a one-quarter lag, and, for such purpose, we rely on their internal controls. As a result, in 2008, we recognized approximately $65 million as our proportional interest in the loss recorded by Numonyx in the second and third quarters of 2008, based on our 48.6% ownership interest in Numonyx. For more information, please see “Other Developments.” In case of triggering events, we are required to determine the fair value of our investment and assess the classification of temporary versus other-than-temporary impairments of the carrying value. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In the third and fourth quarters of 2008, due to deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s results, we assessed the fair value of our investment and recorded a $480 million other-than temporary impairment charge. The calculation of the impairment was based on both an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public companies.

Financial assets.  We classify our financial assets in the following categories: held-for-trading financial assets and available-for-sale financial assets. At December 31, 2008, we did not hold any investments classified as held-to-maturity financial assets. Additionally, upon the adoption on January 1, 2008 of Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of the Financial Accounting Standards Board (“FASB”) Statement No. 115 (“FAS 159”), as detailed in Note 2.25, we did not elect to apply the fair value option on any financial assets. Such classification depends on the purpose for which the investments are acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost, as described in Note 2.19. They are neither classified as held-for-trading nor as available-for-sale. Regular purchases and sales of financial assets are recognized on the trade date — the date on which we commit to purchase or sell the asset. Financial assets are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of income. Available-for-sale financial assets and held-for-trading financial assets are subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and we have transferred substantially all risks and rewards of ownership. The gain (loss) on the sale of the financial assets is reported as a non-operating element on the consolidated statements of income. The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs. In 2008, we registered a loss of $127 million on the value of Auction Rate Securities.

Income taxes.  We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions. Furthermore, the adoption of the FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”) requires an evaluation of the probability of any tax uncertainties and the recognition of the relevant charges. In 2008, we recorded a net provision of $47 million. Furthermore, upon the conclusion of a final tax audit, a settlement of $86 million was recognized in line with last year’s FIN 48 provision in one of our major jurisdictions.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of December 31, 2008, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our consolidated balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets (in our estimates of the valuation allowance) or a change in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

Patent and other intellectual property litigation or claims.  As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communication alleging possible infringement of patents and other intellectual property rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying intellectual property right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology” included in the Form 20-F, as may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ intellectual property rights. We are also involved in several legal proceedings concerning such issues.

As of December 31, 2008, based on our assessment, we did not record any provisions in our financial statements relating to third party intellectual property rights since we had not identified any risk of probable loss that is likely to arise out of asserted claims or ongoing legal proceedings. There can be no assurance, however, that we will be successful in resolving these issues. If we are unsuccessful, or if the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operation and our ability to compete. Furthermore, our products as well as the products of our customers that incorporate our goods may be excluded from entry into U.S. territory pursuant to an exclusion order.

Pension and Post Retirement Benefits.  Our results of operations and our consolidated balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At December 31, 2008, our pension obligations amounted to $332 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for the majority of our plans is December 31.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposure as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate in a correct and timely manner the amount of such loss, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year 2008

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2008 ended on March 30, 2008. The second quarter of 2008 ended on June 28, 2008 and the third quarter of 2008 ended on September 27, 2008. The fourth quarter of 2008 ended on December 31, 2008. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

2008 Business Overview

The total available market is defined as the “TAM,” while the serviceable available market, the “SAM,” is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPUs”), dynamic random access memories (“DRAMs”), optoelectronics devices and Flash Memories).

In 2008, the semiconductor industry was negatively impacted by the difficult conditions in the global economy, which resulted in a sharp downturn that started in the beginning of the second half and further accelerated in the last quarter. These deteriorated conditions caused the TAM to decline in 2008 compared to the previous year, while the SAM registered low-digit growth overall, with a significantly negative performance in the last quarter of 2008.

Based upon recently published industry data by the World Semiconductor Trade Statistics (“WSTS”), the TAM was $249 billion, a decline of 2.8% compared to the previous year. The SAM reached $155 billion, which translated into an increase of 2.4% year-over-year.

With reference to our business performance, following the deconsolidation of our FMG segment during the first quarter of 2008 and the consolidation of the NXP wireless business on August 2, 2008, our operating results, as reported, are no longer directly comparable to previous periods.

Our revenues as reported in 2008 were $9,842 million, a decline of 1.6% over 2007. Excluding the Flash segment and revenues from the recently consolidated NXP wireless business, our growth in revenues was 4.8%, which was significantly above the growth of the TAM and the comparable SAM. This performance reflected double digit or high single digit growth rates in all main market applications except for Computer, which experienced more moderate growth, and Automotive, which declined on a year-over-year basis.

Our fourth quarter 2008 net revenues as reported were $2,276 million, a decrease of 17.0% compared to the same period in 2007. Included in our fourth quarter 2008 net revenues as reported was a $249 million contribution from the recently consolidated NXP wireless business, which was lower than the $358 million contribution from FMG revenues that had occurred in the fourth quarter of 2007.

The year-over-year decline was the result of significant weaknesses across most geographies (except for Japan, which increased significantly) and market segments, particularly Automotive, Computer and Telecom.

On a sequential basis, our revenues decreased 15.6%, with all market segments negatively impacted by the adverse conditions originating from the economic downturn, which resulted in a strong reduction in demand.

In 2008, our effective exchange rate was $1.49 for €1.00, which reflects actual exchange rate levels and the impact of cash flow hedging contracts, compared to an effective exchange rate of $1.35 for €1.00 in 2007. In the fourth quarter of 2008 our effective exchange rate was $1.40 for €1.00, while in the third quarter of 2008 and in the fourth quarter of 2007 our effective exchange rate was $1.54 and $1.43, respectively, for €1.00. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our gross margin as reported for fiscal year 2008 increased 80 basis points to 36.2%, mainly driven by the repositioning of our product portfolio (i.e., Flash deconsolidation and the consolidation of the NXP wireless business) and an overall improvement in our manufacturing performance. Our gross margin, however, was negatively impacted by $88 million related to the fair-value step-up adjustment required in the purchase accounting of the newly acquired NXP wireless business inventory. Excluding such one-time item, the 2008 gross margin would have increased to 37.1% of revenues. Furthermore, our 2008 gross margin was affected by currency fluctuations, which negatively impacted our results by approximately 150 basis points, and significant underutilization charges registered in the last quarter of the year.

Our fourth quarter gross margin as reported was 36.1%; however, it would have been equivalent to 37.5% if $31 million of charges related to the NXP wireless acquisition inventory step-up from cost of goods sold had been excluded. Sequentially, excluding the NXP wireless purchase accounting effects, our gross margin was basically flat while year-over-year it had improved slightly. Our fourth quarter 2008 gross margin was significantly reduced by unsaturation charges associated with several sites being closed in response to falling demand, which we estimate to have impacted our results by approximately 200 basis points. The profitable contribution from a favorable currency impact and an improved product mix (on a year-over-year basis) were offset by the negative impact of substantially lower sales and the above mentioned unused capacity charges.

Our operating expenses, comprising selling, general and administrative expenses as well as R&D increased in 2008 compared to 2007 due to the significantly unfavorable U.S. dollar exchange rate and recent acquisitions. Additionally, such acquisitions, which included the NXP wireless business, Genesis and a 3G wireless design team, required us to book additional charges of $97 million related to IP R&D during 2008 and $37 million intangible amortization. Our R&D expenses in 2008 were net of $161 million of tax credits associated with our ongoing programs following the amendment of a law in one of our jurisdictions. In 2007, similar credits were registered as an income tax benefit.

In 2008, we continued certain ongoing restructuring activities and also implemented new headcount reduction programs to streamline our structure in light of the current adverse market conditions. This resulted in impairment and restructuring charges of approximately $265 million. We also reported an additional cost of $216 million in connection with the FMG deal closure and changes in certain terms of the transaction.

In the fourth quarter of 2008, the amount of impairment and restructuring charges was equivalent to $91 million.

Our “Other income and expenses, net” improved significantly in 2008, supported by a favorable result in our currency exchange transactions and lower start-up costs, resulting in income of $62 million compared to income of $48 million in the equivalent period in 2007.

Our as reported operating result in 2008 was a loss of $198 million compared to a loss of $545 million in 2007. Our operating result was largely impacted by impairment, restructuring charges and other related closure costs, as well as specific one-time charges associated with the purchase accounting for our acquisitions. Excluding such factors, which were booked for $481 million as impairment, restructuring charges, and other related closure costs, $88 million as inventory step-up in cost of sales and $97 million as IP R&D expenses, our operating performance would have been equivalent to a pro forma profit of $468 million. (For more information on our pro forma performance, see Item 5 “2008 vs. 2007 — Operating loss” below). In 2007, the equivalent operating pro forma profit, which also excluded one-time elements, would have been $683 million. The decrease in revenues and the material negative impact of the weakening U.S. dollar exchange rate were the main contributors to such a negative operating performance.

The valuation of the fair value of our Auction Rate Securities — purchased for our account by Credit Suisse Securities LLC contrary to our instruction — required recording an other-than-temporary impairment charge of $127 million in 2008, of which $55 million was recorded in the fourth quarter of 2008. On February 16, 2009, we announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded us, in connection with sales of unauthorized auction rate securities made to us by Credit Suisse Securities (USA) LLC (“Credit Suisse”), approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, we are entitled to retain an interest award of approximately $25 million that has already been paid. At collection of the payment, we will transfer ownership of our portfolio of unauthorized auction rate securities to Credit Suisse. On February 17, 2009, we filed a petition in the United States District Court for the Southern District of New York seeking enforcement of the award. However, Credit Suisse has appointed a new outside counsel and announced its intent to contest enforcement of the FINRA award. In addition, we recorded a $11 million impairment on a Floating Rate Note issued by Lehman Brothers following its Chapter 11 filing on September 15, 2008, whose recoverability has been estimated at half the nominal value.

Interest income decreased significantly from $83 million as at December 31, 2007 to $51 million as at December 31, 2008 as a consequence of a decline in our available cash and cash equivalents due to the payment of approximately $1.7 billion related to the acquisition of NXP wireless and Genesis, in addition to less interest income received on our financial resources as a result of significantly lower U.S. dollar and Euro denominated interest rates compared to 2007.

In 2008, due to the deterioration of both the global economic situation and the Memory market segment, as well as the actual and projected results in our Numonyx memory joint venture, we assessed the fair value of our investment and recorded a $480 million other-than-temporary impairment charge on the line Earnings (loss) on equity investment in the consolidated statements of income, of which $180 million was booked in the fourth quarter. The calculation of the impairment was based on both an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public companies applied to Numonyx’s current and projected revenues and EBITDA. In addition, in 2008 we registered a $65 million equity loss related to our proportional stake in Numonyx, $16 million of which was reported in the fourth quarter.

In summary, our profitability during 2008 was negatively impacted by the following factors:

•	The negative pricing trend;

•	The additional impairment and other restructuring charges related to our ongoing programs;

•	The impairment loss recorded on our equity investment in Numonyx;

•	The weakening of the U.S. dollar exchange rate;

•	The one-time items related to the purchase accounting for acquisitions; and

•	The other-than-temporary loss on financial assets.

The factors above were partially offset by the following favorable elements:

•	Our improved product mix, which contributed to our revenues; and

•	The improvements in our manufacturing performance.

2008 was a critically important year for advancing the repositioning of our product portfolio, with our resources and investments focused on power applications and multi-media convergence with wireless and digital consumer.

Fourth quarter net revenues came in at the mid-point of our outlook as updated in early December. They reflected the accelerated level of order push-outs and cancellations, as well as the decrease in demand experienced in the semiconductor industry as the quarter progressed. All product areas were negatively affected, particularly Automotive, Wireless and Computer Peripherals. Gross margin was somewhat lower than the mid-point of our revised outlook, mostly due to our final product mix being below our expectations, particularly in Wireless.

For full year 2008, we made significant progress as we gained market share with a strong product portfolio. We will continue this momentum in 2009 as we focus on developing more innovative products. Looking at our position in the semiconductor market, in 2008 our revenues result was better than the performance of the overall market and we believe we have approached a record level of market share.

We also generated net operating cash flow of $161 million for the fourth quarter of 2008 and $648 million for the full year, excluding payments for mergers and acquisitions transactions. As a result, despite a more difficult fourth quarter environment, we finished 2008 with a solid financial position. In 2009, we will continue to focus on cash flow as well as maintaining a strong and flexible capital structure.

First Quarter 2009 Results

Our revenues as reported in the first quarter of 2009 were $1,660 million, a decline of 33% over the same period in 2008 driven by significant weakness across most geographic and market segments. Included in our first quarter 2009 net revenues as reported was a $238 million contribution from the NXP and EMP wireless businesses, which was lower than the $299 million contribution from FMG revenues that had occurred in the first quarter of 2008. On a sequential basis, first quarter 2009 revenues decreased 27%, with all market segments negatively impacted by the adverse conditions originating from the economic downturn, which resulted in a strong reduction in demand.

Our gross margin was 26.3% due to the significant amount of unused capacity charges, which accounted for over 8 percentage points.

Our “Other income and expenses, net” improved significantly in the first quarter of 2009 to $63 million, as a result of recording in the quarter the income originated by the new contracts signed with the French Administration, to fund certain of our R&D programs through 2012, the larger part of this funding related to a catch-up funding for 2008.

Our as reported operating result in the first quarter of 2009 was a loss of $393 million compared to a loss of $88 million in the first quarter of 2008. Our operating result was largely impacted by the significant decline in revenues and the impact of underutilization charges partially balanced by the stronger dollar exchange rate.

In the first quarter of 2009 we registered a $233 million equity loss primarily related to our proportional stake in Numonyx and the impairment of our equity investment in the company.

Our net result was a loss of $541 million ($.62) per share.

After the $1,100 million cash received from Ericsson for their investment in the ST-Ericsson joint venture, we moved our financial position to a net cash position of $254 million as of March 28, 2009 from a net debt position as of $545 million as of December 31, 2008.

Business Outlook

While it is extremely difficult to predict how the industry will evolve in 2009, we believe it could be a year of fundamental change and opportunity.

We have the following key priorities for 2009:

•	We will be focused on improving our competitiveness as we execute our plan to develop ST-Ericsson following its creation in the first quarter;

•	We are working to reduce our costs by over $700 million in 2009 with respect to our fourth quarter 2008 cost base. To reach such targets, we are pursuing a combination of initiatives, such as ongoing restructuring activities and new programs focused on resizing our manufacturing operations and streamlining expenses. Such actions are expected to affect approximately 4,500 jobs worldwide in 2009.

•	We continue to advance our lighter asset strategy focused on careful management of our capital investments. As a result, we have set a capex budget of approximately $500 million for 2009, which represents a 50% reduction, approximately, compared to 2008.

Current uncertainty in the global financial markets, economic recession in the world’s major economies, seasonality, and the effect on demand for semiconductor products in the key application markets and from key customers served by our products make it extremely difficult to accurately forecast product demand and other related matters. Consequently, in the first quarter of 2009, we will only provide approximate revenue and gross margin internal planning targets with respect to the second quarter of 2009. We are currently planning for revenues in the second quarter 2009 to be in the range of $1.73 billion to $1.93 billion. As we continue our efforts to reduce inventory levels during this timeframe, fab loading will run at levels of about 50%, driving gross margin to an extraordinary low level which we are planning for internal purposes to be in the mid 20s, as a percentage of sales. Gross margin is subject to changes in demand levels and pricing that could impact fab loading, inventory write-offs, mix and unit costs, and combined with currency fluctuations could potentially create additional margin variability.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” herein.

Other Developments

On January 15, 2008, we announced that the following individuals had been appointed as new executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti: Orio Bellezza, as Executive Vice President and General Manager, Front-End Manufacturing; Jean-Marc Chery, as Executive Vice President and Chief Technology Officer; Executive Vice President Andrea Cuomo, as Executive Vice President and General Manager of our Europe Region, who also maintains his responsibility for the Advanced System Technology (“AST”) organization and, as of January 2009, is General Manager of Europe, the Middle East and Africa; Loïc Lietar, as Corporate Vice President, Corporate Business Development; and Pierre Ollivier, as Corporate Vice President and General Counsel.

On January 17, 2008, we acquired effective control of Genesis under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, we acquired the remaining common shares of Genesis that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary that was merged with and into Genesis promptly thereafter. On closing, Genesis became part of our Home Entertainment & Displays (“HED”) business activity which is part of the new Automotive, Consumer, Computer and Communication Infrastructure Product Groups (“ACCI”) segment.

On March 30, 2008, we, together with Intel and Francisco Partners announced the closing of our previously announced Numonyx joint venture. At the closing, we contributed our flash memory assets and businesses in NOR and NAND, including our Phase Change Memory (“PCM”) resources and NAND joint venture interest, to Numonyx in exchange for a 48.6% equity ownership stake in common stock and $155.6 million in long-term subordinated notes. These long-term notes yield interest at appropriate market rates at inception. Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P., a private equity firm, invested $150 million in cash. Intel and Francisco Partners’ equity ownership interests in Numonyx are 45.1% in common shares and 6.3% in convertible preferred stock, respectively. The convertible stock of Francisco Partners includes preferential payout rights. In addition, Intel and Francisco Partners received long-term subordinated notes of $144.4 million and $20.2 million, respectively. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facility and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired. Also at the closing, Numonyx B.V., a wholly-owned subsidiary of Numonyx, entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from Intesa Sanpaolo S.p.A. and Unicredit Banca d’Impresa S.p.A. The loans have a four-year term and we and Intel have each granted in favor of Numonyx B.V. a 50% guarantee not joint and several, for indebtedness. At closing of the transaction, Numonyx had a cash position of about $585 million. The closing of the transaction also includes certain supply agreements and transition service agreements for administrative functions between Numonyx and us. The transition service agreements have terms up to one year with fixed monthly or usage based payments. Numonyx’s cash position amounted approximately to $500 million as at December 31, 2008.

On April 10, 2008, we announced our agreement with NXP, an independent semiconductor company founded by Philips, to combine our respective key wireless operations to form a joint venture company with strong relationships with all major handset manufacturers. The new company is intended, through its scale, to better meet customer needs in 2G, 2.5G, 3G, multi-media, connectivity and all future wireless technologies. The transaction closed on July 28, 2008 and the joint venture company, which is named ST-NXP Wireless, started operations on August 2, 2008. At closing, we received an 80% stake in the joint venture and paid NXP $1,518 million net of cash received, including a control premium that was funded from outstanding cash. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in our wireless business. As at December 31, 2008, NXP owned a 20% interest in the venture; however, we and NXP agreed on a future exit mechanism for NXP’s interest, which involved put and call options based on the financial results of the business that was exercisable prior to the closing of our agreement with Ericsson, announced on August 20, 2008, to establish ST-Ericsson, as we had the right to an accelerated call, which we exercised in the first quarter of 2009 for $92 million.

At our annual general meeting of shareholders held on May 14, 2008, our shareholders adopted, inter alia, the following resolutions upon the proposal of our Supervisory Board:

•	The reappointment for a three-year term, expiring at the end of our 2011 Annual General Meeting of Shareholders, of Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer;

•	The reappointment for a three-year term, expiring at the end of our 2011 Annual General Meeting of Shareholders, for the following members of the Supervisory Board: Mr. Gérald Arbola, Mr. Tom de Waard, Mr. Didier Lombard and Mr. Bruno Steve;

•	The appointment for a three-year term, expiring at the end of our 2011 Annual General Meeting of Shareholders, as a member of the Supervisory Board of Mr. Antonino Turicchi;

•	The distribution of a cash dividend of $0.36 per share, paid in four equal quarterly installments to shareholders of record in the month of each quarterly payment (our shares traded ex-dividend on May 19, 2008, August 18, 2008, November 24, 2008 and February 23, 2009;

•	Authorization to repurchase up to 30 million of our issued share capital under certain limitations and in accordance with applicable law; and

•	The reappointment for a two-year term, expiring at the end of our 2010 Annual General Meeting of Shareholders, of PricewaterhouseCoopers Accountants N.V. as our external auditors.

On August 20, 2008, we announced our agreement to merge ST-NXP Wireless into a 50/50 joint venture with EMP, and on February 3, 2009, the transaction closed. The joint venture begins as a major supplier to four of the industry’s top five handset manufacturers, who together represent about 80% of global handset shipments, as well as to other exciting industry leaders. Ericsson contributed $1.1 billion net to the joint venture, out of which $0.7 billion was paid to us. Prior to the closing of the transaction, we exercised our option to buy out NXP’s 20% ownership stake of ST-NXP Wireless. Alain Dutheil, presently CEO of ST-NXP Wireless and our Chief Operating Officer, leads the joint venture as President and Chief Executive Officer. Governance is balanced. Each parent appoints four directors to the board with Carl-Henric Svanberg, President and CEO of Ericsson, as the Chairman of the Board and Carlo Bozotti, our President and CEO, as the Vice Chairman. Employing about 8,000 people — roughly 3,000 from Ericsson and approximately 5,000 from us — the new global leader in wireless technologies is headquartered in Geneva, Switzerland.

On February 16, 2009, we announced that an arbitration panel of FINRA, in a full and final resolution of the issues submitted for determination, awarded us, in connection with sales of unauthorized auction rate securities made to us by Credit Suisse, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, we are entitled to retain an interest award of approximately $25 million that has already been paid. At collection of the payment, we will transfer ownership of our portfolio of unauthorized auction rate securities to Credit Suisse. On February 17, 2009, we filed a petition in the United States District Court for the Southern District of New York seeking enforcement of the award.

On March 31, 2009, we announced the completion of our $500 million medium-term committed credit-facilities program. The $500 million of credit facilities were provided on a bilateral basis by Intesa-San Paolo, Société Générale, Citibank, Centrobanca (UBI Group) and Unicredit. The loan agreements had been executed between October 2008 and March 2009 with commitments from the banks for up to 3 years. We do not currently envisage any utilization of these credit facilities, which have been set up for liquidity purposes to strengthen the Company’s financial flexibility.

At our annual general meeting of shareholders to be held on May 20, 2009, the following proposals, inter alia, will be submitted for our shareholders’ approval:

•	The distribution of a cash dividend of US$0.12 per common share, to be paid in four equal installments, on May 25, 2009, August 24, 2009, November 23, 2009 and February 22, 2010. Payment of an installment will be made to those deriving their rights from our common shares at the aforementioned dates;

•	The reappointment for a three-year term, expiring at the 2012 Annual General Meeting, for the following members of the Supervisory Board: Mr. Doug Dunn and Dr. Didier Lamouche; and

•	The maximum number of “restricted” Share Awards under our existing 5-year Employee Unvested Share Award Plan (2008-2012) of 30,500,000, which includes any Unvested Stock Awards granted to our President and CEO as part of his compensation, with the maximum number of “restricted” shares in 2009 to be 6,100,000.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products through our divisions, which include the production and sale of both silicon chips and Smart cards.

Beginning on January 1, 2007, and until August 2, 2008, we reported our semiconductor sales and operating income in the following product segments:

•	Application Specific Groups (“ASG”), comprised of four product lines: Home Entertainment & Displays Group (“HED”), Mobile, Multi-media & Communications Group (“MMC”), Automotive Products Group (“APG”) and Computer Peripherals Group (“CPG”);

•	Industrial and Multi-segment Sector (“IMS”), comprised of the former Micro, Power, Analog (“MPA”) segment, non-Flash memory and Smartcard products and Micro-Electro-Mechanical Systems (“MEMS”); and

•	Flash Memories Group (“FMG”). As of March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of our and Intel’s Flash memory business (“FMG deconsolidation”), we ceased reporting under the FMG segment.

Starting August 2, 2008, following the creation of the joint venture company with NXP, we reorganized our product groups. A new segment called Wireless Product Sector (“WPS”) was created to report wireless operations. The product line Mobile, Multi-media & Communications Group (“MMC”), which was a part of the segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines. The remainder of ASG is now comprised of Automotive, Consumer, Computer and Communication Infrastructure Product Groups (“ACCI”).

The new organization is as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure Product Groups (“ACCI”), comprised of three product lines:

•	Home Entertainment & Displays (“HED”), which now includes the Imaging division;

•	Automotive Products Group (“APG”); and,

•	Computer and Communication Infrastructure (“CCI”), which now includes the Communication Infrastructure division.

•	Industrial and Multi-segment Products Sector (“IMS”), comprised of:

•	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

•	Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”).

•	Wireless Products Sector (“WPS”), comprised of three product lines:

•	Wireless Multi Media (“WMM”);

•	Connectivity & Peripherals (“C&P”); and

•	Cellular Systems (“CS”).

Following the creation of the ST-Ericsson joint venture on February 1, 2009, the Wireless Products Sector segment will be reorganized and renamed “Wireless”.

We have restated our results in prior periods for illustrative comparisons of our performance by product segment. The preparation of segment information based on the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. Management believes that the restated 2006 and 2007 presentation is consistent with 2008’s and uses these comparatives when managing the Company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

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

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of R&D expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired IP R&D, other non-recurrent purchase accounting items and certain other miscellaneous charges.

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Net revenues by product segments:
Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	$4,129	$3,944	$4,122
Industrial and Multi-segment Products Sector (“IMS”)	3,329	3,138	2,842
Wireless Products Sector (“WPS”)(1)	2,030	1,495	1,273
Others(2)	55	60	47
Net revenues excluding Flash Memories Group (“FMG”)	9,543	8,637	8,284
Flash Memories Group (“FMG”)(3)	299	1,364	1,570
Total consolidated net revenues	$9,842	$10,001	$9,854

(1)	WPS revenues in 2008 included a $491 million contribution from the NXP wireless business.

(2)	Includes revenues from the sale of subsystems and other products not allocated to product segments.

(3)	FMG revenues are related to the first quarter of 2008 only.

For each product segment, the following table discloses the revenues of their relevant product lines for the periods under review:

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Net revenues by product lines:
Home Entertainment & Displays (“HED”)	$1,585	$1,402	$1,602
Automotive Products Group (“APG”)	1,460	1,419	1,356
Computer and Communication Infrastructure (“CCI”)	1,077	1,123	1,164
Others	7	—	—

Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	4,129	3,944	4,122
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	2,393	2.313	2,085
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	936	825	757

Industrial and Multi-segment Products Sector (“IMS”)	3,329	3,138	2,842
Wireless Multi Media (“WMM”)	1,293	1,288	1,210
Connectivity & Peripherals (“C&P”)	416	207	63
Cellular Systems (“CS”)(1)	321	—	—

Wireless Products Sector (“WPS”)	2,030	1,495	1,273
Others	55	60	47
Flash Memories Group (“FMG”)	299	1,364	1,570

Total consolidated net revenues	$9,842	$10,001	$9,854

(1)	CS includes the largest part of the revenues contributed by NXP Wireless and, as such, there are no comparable numbers available for 2006 and 2007. C&P also partly benefited from NXP wireless contribution.

	Year Ended December 31,
	2008	2007	2006
		(In millions)

Operating income (loss) by product segments:
Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	$107	$198	$272
Industrial and Multi-segment Products Sector (“IMS”)	459	469	441
Wireless Products Sector (“WPS”)	(70)	105	167

Operating income of product segments excluding FMG	496	772	880
Others(1)	(710)	(1,266)	(150)

Operating income (loss) excluding FMG	(214)	(494)	730
Flash Memories Group (“FMG”)	16	(51)	(53)

Total consolidated operating income (loss)	$(198)	$(545)	$677

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special R&D programs, acquired IP R&D and other non-recurrent purchase accounting items, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs. “Others” also included non-recurring purchase accounting items.

	Year Ended December 31,
	2008	2007	2006
	(As percentage of net revenues)

Operating income (loss) by product segments:
Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	2.6%	5.0%	6.6%
Industrial and Multi-segment Products Sector (“IMS”)	13.8	14.9	15.5
Wireless Products Sector (“WPS”)	(3.4)	7.0	13.1
Others(2)	—	—	—
Flash Memories Group (“FMG”)(1)	5.4	(3.7)	(3.4)

Total consolidated operating income (loss)(3)	(2.0)%	(5.4)%	6.9%

(1)	As a percentage of net revenues per product group.

(2)	As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.

(3)	As a percentage of total net revenues.

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Reconciliation to consolidated operating income (loss):
Operating income of product segments excluding FMG	$496	$772	$880
Operating income (loss) of FMG	16	(51)	(53)
Strategic and other research and development programs	(24)	(20)	(12)
Acquired IP R&D and other non-recurring purchase accounting items(1)	(185)	—	—
Start-up costs	(16)	(24)	(57)
Impairment, restructuring charges and other related closure costs	(481)	(1,228)	(77)
Seniority awards	—	(21)	—
Other non-allocated provisions(2)	(4)	27	(4)

Total operating loss Others(3)	(710)	(1,266)	(150)

Total consolidated operating income (loss)	$(198)	$(545)	$677

(1)	Non-recurring purchase accounting items are related to Genesis business combination, with an IP R&D charge for $21 million, and the wireless business acquisition from NXP with charges for $164 million, composed of $76 million as IP R&D and $88 million as inventory step-up.

(2)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special R&D programs, acquired IP R&D and other non-recurrent purchase accounting items, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	Year Ended December 31,
	2008	2007	2006
		(In millions)

Net Revenues by Location of Order Shipment:(1)
Europe	$2,804	$3,159	$3,073
North America(2)	1,160	1,176	1,232
Asia Pacific	2,201	1,874	2,084
Greater China	2,492	2,750	2,552
Japan	512	475	400
Emerging Markets(1)(2)	673	567	513

Total	$9,842	$10,001	$9,854

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia. As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.

The table below shows our net revenues by location of order shipment and market segment application in percentage of net revenues:

	Year Ended December 31,
	2008	2007	2006
	(As percentage of net revenues)

Net Revenues by Location of Order Shipment:(1)
Europe	28.5%	31.6%	31.2%
North America	11.8	11.8	12.5
Asia Pacific	22.4	18.7	21.1
Greater China	25.3	27.5	25.9
Japan	5.2	4.7	4.1
Emerging Markets(2)	6.8	5.7	5.2

Total	100.0%	100.0%	100.0%
Net Revenues by Market Segment Application(3):
Automotive	14.7%	15.2%	14.9%
Consumer	16.6	16.9	16.5
Computer	15.6	16.0	16.6
Telecom	36.5	36.6	37.6
Industrial and Other	16.6	15.3	14.4

Total	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia. As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.

(3)	The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	Year Ended December 31,
	2008	2007	2006
	(As percentage of net revenues)

Net sales	99.5%	99.7%	99.8%
Other revenues	0.5	0.3	0.2

Net revenues	100.0	100.0	100.0
Cost of sales	(63.8)	(64.6)	(64.2)

Gross profit	36.2	35.4	35.8
Selling, general and administrative	(12.1)	(11.0)	(10.8)
Research and development	(21.9)	(18.0)	(16.9)
Other income and expenses, net	0.6	0.5	(0.4)
Impairment, restructuring charges and other related closure costs	(4.8)	(12.3)	(0.8)

Operating income (loss)	(2.0)	(5.4)	6.9
Other-than-temporary impairment charge on financial assets	(1.4)	(0.4)	—
Interest income, net	0.5	0.8	0.9
Earnings (loss) on equity investments	(5.6)	0.1	(0.1)
Unrealized gain on financial assets	0.1	—	—

Income (loss) before income taxes and minority interests	(8.4)	(4.9)	7.7
Income tax (expense) benefit	0.5	0.2	0.2

Income (loss) before minority interests	(7.9)	(4.7)	7.9
Minority interests	(0.1)	(0.1)	—

Net income (loss)	(8.0)%	(4.8)%	7.9%

2008 vs. 2007

Based upon published industry data by WSTS, semiconductor industry revenue decreased by approximately 2.8% for the TAM while the SAM increased by approximately 2.4%.

Net Revenues

	Year Ended December 31,
	2008	2007	% Variation
	(Audited, in millions)

Net sales	$9,792	$9,966	(1.8)%
Other revenues	50	35	—
Net revenues	$9,842	$10,001	(1.6)%

Our 2008 net revenues decreased 1.6% due to the deconsolidation of FMG at the end of the first quarter of 2008, despite the positive contribution received from the acquired NXP wireless business. FMG revenues accounted for $299 million in 2008 and $1,364 million in 2007, while the NXP wireless contribution accounted for $491 million in 2008. Excluding FMG and the NXP wireless business, our revenues in 2008 would have registered a 4.8% increase over 2007, therefore exceeding the SAM’s performance. Such growth was due, in particular, to an improved product mix and, partially, to an increase in units sold.

All of our product group segments registered an increase in 2008 compared to 2007, with ACCI increasing by 4.7%, IMS by 6.1% and WPS by 2.9%, excluding the NXP wireless business.

By market segment application, Industrial & Others was the main contributor to positive year-over-year variation with growth of approximately 6.9% (13.1% excluding Flash). Excluding Flash, Telecom increased by 22.4%.

By location of order shipment, Emerging Markets and Asia Pacific registered the most significant growth, by 18.8% and 17.4%, respectively. Japan had a more moderate increase by 7.8%, while Europe and Greater China decreased significantly. America remained basically flat. Excluding FMG, all regions increased except for China which remained flat, with the main contributors being Japan, Asia Pacific and Emerging Markets, which increased by 42.8%, 34.6% and 28.1%, respectively.

In 2008, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 18% of our net revenues excluding FMG and the NXP wireless business, decreasing from the 22% (excluding FMG) it accounted for in 2007.

Gross profit

	Year Ended December 31,
	2008	2007	% Variation
	(Audited, in millions)

Cost of sales	$(6,282)	$(6,465)	2.8%
Gross profit	$3,560	$3,536	0.7%
Gross margin (as a percentage of net revenues)	36.2%	35.4%

Our gross profit increased slightly in 2008 compared to 2007, in spite of lower revenues, the significant negative impact of the U.S. dollar exchange rate and the inventory step-up one-time charge related to the purchase accounting for the NXP wireless business. Excluding the inventory step-up one time charge, our gross margin increased to 37.1% of net revenues compared to 35.4% in 2007, mainly driven by our portfolio repositioning and improvements in our manufacturing performance. Furthermore, year-over-year gross margin reflects an estimated 150 basis points decrease related to the negative impact of currency fluctuations and approximately 60 basis points related to unused capacity charges.

Selling, general and administrative expenses

	Year Ended December 31,
	2008	2007	% Variation
	(Audited, in millions)

Selling, general and administrative expenses	$(1,187)	$(1,099)	(8.0)%
As a percentage of net revenues	(12.1)%	(11.0)%	—

Our selling, general and administrative expenses increased by approximately 8% mainly due to the impact of the weakening U.S. dollar exchange rate and the additional expenses originated by recent acquisitions. They also included $14 million of amortization of intangible assets as part of the purchase accounting for the NXP wireless business. In 2008, such expenses included $37 million for share-based compensation, which was the same amount we had registered in 2007.

Research and development expenses

	Year Ended December 31,
	2008	2007	% Variation
	(Audited, in millions)

Research and development expenses	$(2,152)	$(1,802)	(19.5)%
As a percentage of net revenues	(21.9)%	(18.0)%	—

Our research and development (“R&D”) expenses increased for several reasons, such as because of $97 million of one-time charges that were booked as a write-off of IP R&D and $23 million of amortization of acquired intangible assets related to the purchase accounting for the NXP wireless business and Genesis. Additionally, 2008 included higher expenses originated by the expansion of our activities following the acquisition of Genesis and a 3G wireless design team, as well as those associated with the integration of the NXP wireless business. The negative impact of the U.S. dollar exchange rate also contributed to the increase. Such higher expenses, however, were partially offset by the benefits of the FMG deconsolidation.

R&D expenses in 2008 also included $24 million of share-based compensation charges, compared to $22 million in 2007. In 2008, however, we benefited from $161 million recognized as research tax credits following the amendment of a law in France. The research tax credits were also available in previous periods, however under different terms and conditions. As such, in the past they were not shown as a reduction in R&D expenses but rather as a reduction of income tax expenses for the period.

Other income and expenses, net

	Year Ended December 31,
	2008	2007
	(Audited,
	in millions)

Research and development funding	$83	$97
Start-up/phase-out costs	(17)	(24)
Exchange gain (loss) net	20	1
Patent litigation costs	(14)	(18)
Patent pre-litigation costs	(10)	(10)
Gain on sale of non-current assets	4	—
Other, net	(4)	2
Other income and expenses, net	$62	$48
As a percentage of net revenues	0.6%	0.5%

“Other income and expenses, net” resulted in net income of $62 million in 2008, compared to net income of $48 million in 2007 primarily as a result of some exchange gains and lower start-up costs. R&D funding included the income of some of our R&D projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The majority of our R&D funding was received in Italy and France and, compared to 2007, it decreased slightly.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2008	2007
	(Audited,
	in millions)

Impairment, restructuring charges and other related closure costs	$(481)	$(1,228)

Impairment, restructuring charges and other related closure costs continued to materially impact our results, although they decreased significantly compared to the previous year. In 2008 this expense was mainly comprised of:

•	$216 million originated by the FMG assets disposal which required the recognition of $190 million as an additional loss and $26 million as restructuring and other related disposal costs; this additional loss was the result of revised terms of the transaction from those expected at December 31, 2007;

•	$164 million incurred as part of our ongoing 2007 restructuring initiatives which include the closure of our fabs in Phoenix and Carrollton (USA) and of our back-end facilities in Ain Sebaa (Morocco);

•	$19 million as impairment charges on goodwill and certain financial investments; and

•	$82 million for other previously and newly announced restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

In 2007, we incurred $1,228 million of impairment, restructuring charges and other related closure costs, including $1,106 million loss booked upon signing the agreement for the disposal of our FMG assets, a $1 million impairment charge related to certain FMG equipment and $5 million in FMG related closure costs, $73 million related to the severance costs booked in relation to the 2007 restructuring plan of our manufacturing activities,

$5 million as impairment charge on equity investment and certain technologies and $38 million relating to previously announced headcount reduction programs.

See Note 21 to our Consolidated Financial Statements.

Operating loss

	Year Ended December 31,
	2008	2007
	(Audited,
	in millions)

Operating loss	$(198)	$(545)
As a percentage of net revenues	(2.0)%	(5.4)%

Our operating loss significantly decreased compared to 2007 primarily due to lower impairment charges, while our business operations improved during the period, despite the significant negative impact of fluctuations in the U.S. dollar exchange rate. See “Business Overview.”

We also present our pro forma operating results, calculated by adding back to operating income (loss), as reported, our impairment and restructuring charges and other items such as the inventory step-up and IP R&D costs arising in connection with the NXP transaction. We believe pro forma operating results provide useful information for investors and management because they measure our capacity to generate profitability from our business operations, excluding the one-time effects of acquisitions and the expenses related to the rationalizing of our activities and sites. In addition, our pro forma operating results are used on a comparable basis as one of the performance criteria that determines the vesting of our shares allocated under our nonvested stock award plans for key employees. Pro forma operating results are not a U.S. GAAP measure and do not fully present our total operating results since they do not include impairment and restructuring charges and other items related to purchase accounting.

On a pro forma basis, our operating performance was estimated as follows:

	Year Ended December 31,
	2008	2007
	(Audited,
	in millions)

Operating loss, as reported	$(198)	$(545)
Adding back:
• Cost of sales: NXP inventory step-up	$88	0
• Research and development: IP R&D	$97	0
• Impairment and restructuring charges	481	1,228
Operating result, pro forma	$468	$683

The negative impact of exchange rate fluctuations on our operating results, estimated to be approximately $300 million, was the main contributor to our lower operating performance.

All of our product groups registered a decrease in their operating results, mainly driven by the negative impact of the U.S. dollar exchange rate and an increase in operating expenses. ACCI and IMS were profitable, while WPS registered an operating loss. ACCI’s operating income decreased to $107 million from $198 million registered in 2007, despite higher sales. IMS registered operating income of $459 million, slightly declinining compared to the $469 million registered in 2007, despite a significant increase in sales and an improved product mix. WPS moved from income of $105 million to a loss of $70 million, $37 million of which was amortization charges related to recent acquisitions.

Interest income, net

	Year Ended December 31,
	2008	2007
	(Audited,
	in millions)

Interest income, net	$51	$83

In 2008, interest income, net contributed $51 million compared to the $83 million recorded in 2007. The lower amount is due to the decrease of our cash position after payment for the NXP wireless business and Genesis, and also because of less interest income received on our cash investments compared to 2007 due to lower U.S. dollar denominted interest rates.

Other-than-temporary impairment charges on financial assets

	Year Ended December 31,
	2008	2007
	(Audited, in millions)

Other-than-temporary impairment charges on financial assets	$(138)	$(46)

Beginning in May 2006, we gave a specific mandate to Credit Suisse Securities LLC to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In August 2007, we became aware Credit Suisse Securities LLC had deviated from our instructions and that our account had been credited with investments in unauthorized Auction Rate Securities. In the fourth quarter of 2007, we registered a $46 million charge due to a decline in the fair value of these Auction Rate Securities and considered this decline as “Other-than-temporary.”

As of December 31, 2008, we had Auction Rate Securities, representing interests in collateralized obligations and credit linked notes, with a par value of $415 million that were carried on our balance sheet as available-for-sale financial assets at an amount of $242 million.

Following the continued failure of auctions for these securities since August 2007, we first registered a decline in the value of these Auction Rate Securities as an “Other-than-temporary” impairment charge against net income. This resulted in a reduction in their carrying value to $369 million at December 31, 2007. Since the initial failure of the auctions in August 2007, the market for these securities has become completely frozen, without any observable secondary market trades, and consequently, during 2008, the portfolio experienced a further estimated decline in fair value of $127 million, of which $55 million was recorded during the fourth quarter of 2008. As in the fourth quarter of 2007, the reduction in estimated fair value in 2008 was recorded as an “Other-than-temporary” impairment charge against net income. Since the fourth quarter of 2007, given that no information regarding “mark to market’ bids and “mark to model’ valuations from the structuring financial institutions for these securities has been available, we have based our estimation of fair value on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indices of securities with same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and, ITraxx and IBoxx for the credit linked notes). The higher impairment charges during 2008 reflect downgrading events on the collateral debt obligations comparing the relevant ABX indices of a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligation could further decrease in the future as a result of further deterioration in the credit markets and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry’s indices used for the evaluation. The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we initiated arbitration proceedings against Credit Suisse Securities LLC, and action in district court against Credit Suisse Group, to reverse the unauthorized purchases and to recover all losses in our account, including, but not limited to, the $173 million impairment posted to date.

Earnings (loss) on equity investments

	Year Ended December 31,
	2008	2007
	(Audited,
	in millions)

Earnings (loss) on equity investments	$(553)	$14

In 2008 we registered a loss on equity investments related to our Numonyx investment, which was comprised of $480 million as an impairment of our Numonyx evaluation and $65 million as an equity loss related to our share of the Numonyx loss that was recognized in the third and fourth quarters pursuant to one-quarter lag reporting. The impairment of our investment in Numonyx was required in light of (i) the turmoil in the financial markets and its resulting impact on the market cap of the industry, and (ii) the deviation from plan in Numonyx’s 2008 results and 2009 most recent forecast, since our evaluation is primarily based on their operating performance in terms of cash flow, revenues and EBITDA.

Income tax benefit

	Year Ended December 31,
	2008	2007
	(Audited,
	in millions)

Income tax benefit	$43	$23

In 2008, we registered an income tax benefit of $43 million, reflecting the annual effective tax computation for the loss before income taxes in each jurisdiction. Furthermore, this benefit was net of $47 million provision booked as evaluation of uncertain tax positions in one of our jurisdictions.

Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries. As such benefits may not be available in the future due to changes in the laws of the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of some provisions related to potential and certain positions. See Note 23.

Net loss

	Year Ended December 31,
	2008	2007
	(Audited,
	in millions)

Net loss	$(786)	$(477)
As a percentage of net revenues	(8.0)%	(4.8)%

In 2008, we reported a net loss of $786 million, compared to a net loss of $477 million in 2007. Our performance in 2008 was negatively impacted by the impairment charge associated with our equity investment in Numonyx, the additional loss recorded for the FMG deconsolidation, the one-time elements of the purchase accounting used for the NXP wireless business and the adverse impact of fluctuations in the U.S. dollar exchange rate. During 2007, there was a significant amount of impairment on the FMG deconsolidation once those assets were reclassified for sale, significant restructuring charges and a material negative effect of the weakening U.S. dollar exchange rate. Loss per share in 2008 was $(0.88). Impairment, restructuring charges and other specific items accounted for an approximate $(1.28) loss net of taxes per diluted share in 2008, while they accounted for $(1.29) per diluted share in the same period in the prior year.

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

Selling, general and administrative expenses

	Year Ended December 31,
	2007	2006	% Variation
	(In millions)

Selling, general and administrative expenses	$(1,099)	$(1,067)	(3.0)%
As a percentage of net revenues	(11.0)%	(10.8)%	—-

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

R&D expenses increased compared to last year mainly due to the unfavorable impact of the U.S. dollar exchange rate since a large part of our activities are located in Europe. Furthermore, expenses in 2007 included $22 million in charges related to share-based compensation compared to $8 million in 2006. As a percentage of net revenues, R&D expenses increased from 16.9% in 2006 to 18.0% in 2007. Our reported R&D expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales.

Other income and expenses, net

	Year Ended December 31,
	2007	2006
	(In millions)

Research and development funding	$97	$54
Start-up costs	(24)	(57)
Exchange gain (loss), net	1	(9)
Patent litigation costs	(18)	(22)
Patent pre-litigation costs	(10)	(7)
Gain on sale of Accent subsidiary	—	6
Gain on sale of non-current assets, net	2	2
Other, net	—	(2)
Other income and expenses, net	$48	$(35)
As a percentage of net revenues	0.5%	(0.4)%

Other income and expenses, net, mainly include, as income, items such as R&D funding and, as expenses, start-up costs, and patent claim costs. Other income and expenses, net resulted in an income of $48 million, compared to a net expense of $35 million in the prior year. The main supportive item of the favorable balance was the benefit associated with R&D funding, which reached $97 million in 2007, compared to $54 million in 2006. The major amounts of R&D funding were received in France and, to a less extent, in Italy. Start-up costs in 2006 were related to our 150-mm fab expansion in Singapore, the conversion to 200-mm fab in Agrate (Italy) and the build-up of our 300-mm fab in Catania (Italy); however, they declined significantly in 2007 since these activities, excluding the 300-mm fab in Catania, were almost entirely completed during the year. Patent claim costs included costs associated with several ongoing litigations and claims.

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

Beginning in May 2006, we gave a specific mandate to Credit Suisse Securities LLC to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In August 2007, we became aware that Credit Suisse Securities LLC had deviated from our instructions and that our account had been credited with investments in unauthorized Auction Rate Securities. In the fourth quarter of 2007, we registered a $46 million charge due to a decline in the fair value of these Auction Rate Securities and considered this decline as “Other-than-temporary.”

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

In 2007, we registered an income tax benefit of $23 million, similar to the amount registered in 2006. The 2007 tax benefit reflected the annual effective tax rate for recurring operations of approximately 8% before the effect of the Flash memory planned disposal and included a tax benefit from our restructuring charges that have positively affected our effective tax rate this year. Including the impact of the impairment on assets to be contributed into the planned disposal of the FMG’s assets held for sale, and other one time charges, the effective tax rate was approximately 5%. In 2006, we had an income tax benefit of $20 million, reflecting an annual effective tax rate of approximately 8%, as a result of a certain favorable adjustments in our tax position that occurred during that year.

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

Quarterly Results of Operations

Certain quarterly financial information for the years 2008 and 2007 are set forth below. Such information is derived from unaudited interim Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in the opinion of management, all normal adjustments necessary for a fair presentation of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

In the fourth quarter of 2008, based upon recently published data by WSTS, the TAM and the SAM decreased year-over-year approximately 21.9% and 17.3%, respectively, while sequentially, they decreased approximately 24.2% and 23.1%, respectively.

In the fourth quarter of 2008, our effective average exchange rate was approximately $1.40 to €1.00, compared to $1.54 to €1.00 in the third quarter of 2008 and $1.43 to €1.00 in the year-ago quarter. Our effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

Net revenues

	Three Months Ended			% Variation
	Dec 31, 2008	Sept 27, 2008	Dec 31, 2007	Sequential	Year-Over-Year
		(Unaudited)	(Unaudited)
	(Unaudited)
	(In millions)

Net sales	$2,264	$2,687	$2,733	(15.7)%	(17.2)%
Other revenues	12	9	9	—	—

Net revenues	$2,276	$2,696	$2,742	(15.6)%	(17.0)%

Year-over-year comparison

Our fourth quarter 2008 net revenues declined significantly, driven by the sharp decrease in demand from our customers reflecting the global economic slowdown. All of our market segments were negatively impacted by these difficult economic conditions and registered declining rates, with Automotive, Computer and Telecom showing particularly weak results. However, our revenue variation was slightly better than the SAM. The fourth and third quarters of 2008 included the contribution of the newly acquired NXP wireless business, while the fourth quarter of 2007 included FMG.

ACCI’s revenues decreased approximately 16.6%, with the weakest results in the Automotive and Computer Peripherals product groups. IMS registered a decline of 6.5%, although certain product families, such as MEMS, Smartcards and microcontrollers, registered growth. WPS sales, excluding those from the NXP wireless business, registered a decline of approximately 26.5%, reflecting a general weakness across its entire customer base. The negative trend in volume in all product segments was partially offset by improvements in each segment’s product mix.

All market segment applications reported a decline. Excluding FMG, the greatest contribution to our improved revenue performance came from Telecom which achieved growth of approximately 6.0%.

By location of order shipment, Japan and Asia Pacific registered an increase of approximately 18.9% and 1.6% respectively, while Greater China, Europe, America and Emerging Markets declined. Excluding FMG, Japan, Asia Pacific and Emerging Markets registered a solid double-digit increase, while Greater China and Europe decreased significantly, as well as America in a more moderate scale. We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 16% of our fourth quarter 2008 net revenues excluding the NXP wireless business, which was lower than the approximate 23% excluding FMG it accounted for during the fourth quarter of 2007.

Sequential comparison

Our fourth quarter 2008 revenues decreased significantly due to a sharp drop in demand in the semiconductor industry, thus resulting in a 15.6% sequential decline, comprised of approximately 12% drop from fewer units sold and an estimated 4% drop from lower average selling prices.

ACCI revenues decreased by 17.2%, reflecting difficult market conditions in Automotive, Consumer and Computer. The decrease was mainly driven by a decline in units sold, which was partially offset by a favorable product mix. IMS revenues declined 12.2%, due to lower sales volume and average selling prices. WPS revenues decreased 17.4%, despite the additional revenue contributed by NXP wireless, due to a sharp decline in sales volume.

All market segment applications decreased, with Automotive, Telecom, Computer and Industrial and Others declining by a double-digit rate.

By location of order shipment, revenues decreased in all regions except in Japan, which improved by approximately 3.9%. Europe, Greater China, America, Asia Pacific and Emerging Markets decreased by approximately 20.4%, 19.4%,13.1%, 12.9% and 8.7%, respectively. In the fourth quarter of 2008, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 16% of our net revenues excluding NXP, decreasing from the 19% it accounted for during the third quarter of 2008.

Gross profit

	Three Months Ended			% Variation
	December 31, 2008	September 27, 2008	December 31, 2007	Sequential	Year-Over-Year
	(Unaudited, in millions)

Cost of sales	$(1,454)	$(1,737)	$(1,731)	16.3%	16.0%
Gross profit	822	959	$1,011	(14.3)%	(18.7)%
Gross margin (as a percentage of net revenues)	36.1%	35.6%	36.9%

On a year-over-year basis, our results in terms of cost of sales, gross profit and gross margin were impacted by a variety of factors, including the deconsolidation of FMG in the first quarter of 2008 and the consolidation of the NXP wireless business as of August 2, 2008. The purchase accounting of the NXP wireless acquisition generated an increase of $31 million in the fourth quarter and $57 million on the third quarter of 2008 cost of sales as a result of the inventory step-up charge. The fourth quarter of 2008 was also largely penalized by unused capacity charges which were estimated to account for approximately 200 basis points. The impact of the U.S. dollar exchange rate was favorable on both a sequential and year-over-year basis.

As reported, our overall result compared to the prior year’s fourth quarter was a decrease of 80 basis points to our gross margin. On a sequential basis, our reported gross margin increased 50 basis points, despite unused capacity charges.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	December 31, 2008	September 27, 2008	December 31, 2007	Sequential	Year-Over-Year
		(Unaudited, in millions)

Selling, general and administrative expenses	$(304)	$(297)	$(295)	(2.7)%	(3.0)%
As percentage of net revenue	(13.4)%	(11.0)%	(10.8)%

The amount of our selling, general and administrative expenses increased on a year-over-year basis, mainly as a result of the increase in our activities.

Our share-based compensation charges were $5 million, compared to $11 million in the fourth quarter of 2007. Selling, general and administrative expenses also included $10 million amortization charges on intangibles acquired as part of the NXP wireless transaction. As a percentage of revenues, selling, general and administrative expenses increased to 13.4% compared to the prior year’s fourth quarter due primarily to the sharp drop of our sales.

Sequentially, our selling, general and administrative expenses increased primarily due to the consolidation of the NXP wireless business. Share-based compensation charges amounted to $7 million in the third quarter of 2008. As a percentage of revenues, we registered an increase from 11.0% to 13.4%.

Research and development expenses

	Three Months Ended			% Variation
	December 31, 2008	September 27, 2008	December 31, 2007	Sequential	Year-Over-Year
		(Unaudited, in millions)

Research and development expenses	$(572)	$(602)	$(480)	5.1%	(19.2)%
As percentage of net revenues	(25.1)%	(22.3)%	(17.5)%

On a year-over-year basis, our R&D expenses increased in line with the expansion of our activities, including the integration of the NXP wireless business and Genesis. The fourth quarter of 2008 amount included $4 million of share-based compensation charges compared to $9 million in the fourth quarter of 2007. In addition, the fourth quarter of 2008 included $14 million related to amortization charges generated by recent acquisitions. However, these expenses benefited from $38 million and $50 million in the fourth and third quarters of 2008, respectively, recognized as research tax credits following the amendment of a law in France. The research tax credits were also available in previous periods, but under different terms and conditions. As such, in the past they were not shown as a reduction in research and development expenses but rather included in the calculation of the effective income tax rate of the period. As a percentage of revenues, fourth quarter 2008 R&D was equivalent to 25.1%, with a substantial increase compared to the year ago period due to declining revenues.

On a sequential basis, R&D expenses decreased compared to the third quarter of 2008, which had included the recognition of $76 million as IP R&D.

Other income and expenses, net

	Three Months Ended
	December 31, 2008	September 27, 2008	December 31, 2007
	(Unaudited, in millions)

Research and development funding	$19	$21	$36
Start-up/phase-out costs	(7)	(3)	(5)
Exchange gain (loss) net	—	9	5
Patent litigation costs	(3)	(4)	(3)
Patent pre-litigation costs	(2)	(3)	(3)
Gain on sale of non-current assets	—	—	2
Other, net	(1)	(3)	(4)
Other income and expenses, net	6	17	28
As a percentage of net revenues	0.3%	0.6%	1.0%

Other income and expenses, net, mainly included, as income, items such as R&D funding and, as expenses, start-up costs and patent claim costs. R&D funding income was associated with our R&D projects, which qualifies upon project approval as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The balance of these factors resulted in net income of $6 million, originated by $19 million in R&D funding, which was lower than in comparable previous periods.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2008	September 27, 2008	December 31, 2007
	(Unaudited, in millions)

Impairment, restructuring charges and other related closure costs	$(91)	$(22)	$(279)
As a percentage of net revenues	(4.0)%	(0.8)%	(10.2)%

In the fourth quarter of 2008, we recorded impairment, restructuring charges and other related closure costs pertaining to:

•	$29 million related to one-time termination benefits to be paid at the closure of our Carrollton, Texas and Phoenix, Arizona sites, as well as other charges;

•	$2 million impairment costs associated with an investment in a minority participation;

•	$9 million charges related to the FMG deconsolidation; and

•	$51 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

In the fourth quarter of 2007, we recorded $279 million in impairment, restructuring charges and other related closure costs, of which $17 million was related to the severance costs and impairment charge booked in relation to the 2007 restructuring plan of our manufacturing activities, $252 million of impairment and other related closure costs was for the deconsolidation of FMG assets and $10 million was related to other previously committed restructuring plans and other activities.

In the third quarter of 2008, we recorded $22 million in impairment, restructuring charges and other related closure costs, mainly comprised of: one-time termination benefits to be paid at the closure of our Carrollton, Texas and Phoenix, Arizona sites, as well as other charges, which were approximately $19 million; goodwill impairment charges of $13 million as a result of our annual impairment testing; $5 million associated with an investment in a minority participation; FMG deconsolidation which required the recognition of $6 million as restructuring, impairment and other related disposal costs; and other ongoing and newly committed restructuring plans, for which we incurred $17 million restructuring and other related closure costs consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations. These charges were partially offset by the reverse of $38 million in impairment charges on the Phoenix fab, for which the accounting had been moved from assets held for sale to assets held for use.

Operating income (loss)

	Three Months Ended
	December 31, 2008	September 27, 2008	December 31, 2007
	(Unaudited, in millions)

Operating income (loss)	$(139)	$55	$(15)
In percentage of net revenues	(6.1)%	2.1%	(0.6)%

Year-over-year basis

Our operating results were impacted by several non-recurring charges originated by purchase accounting as well as impairment and restructuring charges.

Sequentially

On a sequential basis, we registered a significant decline in profitability, driven by a weaker sales performance and a high amount of unsaturation charges.

All of our product segments registered a deterioration in their operating result.

For comparative purposes, we report in the following table operating income (loss) in reconciliation with operating pro forma results.

We also present our pro forma operating results, calculated by adding back to operating income (loss), as reported, our impairment and restructuring charges and other items such as the inventory step-up and In-Process R&D costs arising in connection with the NXP transaction. We believe pro forma operating results provide useful information for investors and management because they measure our capacity to generate profitability from our business operations, excluding the one-time effects of acquisitions and the expenses related to the rationalizing of our activities and sites. In addition, our pro forma operating results are used on a comparable basis as one of the performance criteria that determines the vesting of our shares allocated under our nonvested stock award plans for key employees. Pro forma operating results are not a U.S. GAAP measure and do not fully present our total operating results since they do not include impairment and restructuring charges and other items related to purchase accounting.

	Three Months Ended
	December 31, 2008	September 27, 2008	December 31, 2007
	(Unaudited, in millions)

Operating loss, as reported	$(139)	$55	$(15)
Adding back:
• Cost of sales: NXP inventory step-up	31	57	0
• Research and development: IP R&D	0	76	0
• Impairment and restructuring charges	91	22	279
Operating result, pro forma	$(17)	$210	$264

Our operating performance, pro forma, decreased significantly mainly due to declining revenues. All of our product segments registered a decline in their operating results on a year-over-year basis. ACCI’s operating result moved from a profit of $63 million to a loss of $3 million, driven by the significant drop in revenues. IMS remained profitable; however, its profitability level was largely impacted by a decline in sales volume. WPS registered an operating loss compared to an operating profit in the year ago period, due to a decline in selling prices.

Interest income, net

	Three Months Ended
	December 31, 2008	September 27, 2008	December 31, 2007
	(Unaudited, in millions)

Interest income, net	$3	$8	$25

We recorded net interest income of $3 million, which greatly decreased compared to previous periods due to the decline in cash and cash equivalents that we registered following the payments for our 80% interest in the NXP wireless business and Genesis, and also due to less interest income received as a result of significantly lower U.S. dollar and Euro denominated interest rates.

Other-than-temporary impairment charges on financial assets

	Three Months Ended
	December 31, 2008	September 27, 2008	December 31, 2007
	(Unaudited, in millions)

Other-than-temporary impairment charges on financial assets	$(55)	$(14)	$(46)

As of December 31, 2008, we had Auction Rate Securities, representing interests in collateralized obligations and credit linked notes, with a par value of $415 million that were carried on our balance sheet as available-for-sale financial assets at an amount of $242 million, and in the fourth quarter of 2008, we registered an other-than-temporary impairment charge of $55 million.

In the third quarter, we had recorded a charge of $11 million on a Floating Rate Note investment. For more details, see the paragraph “Liquidity and Capital Resources.”

Earnings (loss) on equity investments

	Three Months Ended
	December 31, 2008	September 27, 2008	December 31, 2007
	(Unaudited, in millions)

Earnings (loss) on equity investments	$(204)	$(344)	$2

In the fourth quarter of 2008 we recorded a $16 million loss on our equity investment in Numonyx, for the third quarter of 2008, which is equivalent to our proportion of the Numonyx loss based on our ownership stake and which was recorded by us on a one-quarter lag.

Furthermore, we recorded an impairment loss of $300 million and $180 million in the third and fourth quarter of 2008, respectively, on our Numonyx equity investment, which reflects the joint venture’s deteriorating performance, both in the 2008 results and the projected 2009 forecast.

Income tax benefit

	Three Months Ended
	December 31, 2008	September 27, 2008	December 31, 2007
	(Unaudited, in millions)

Income tax benefit	$9	$15	$55

During the fourth quarter of 2008, we registered an income tax benefit of $9 million. In addition, following the amendment of a law in France, research tax credits that were recorded as a reduction of tax expense in 2007 and prior years, were recognized as a reduction of R&D expenses in the fourth quarter of 2008. During the fourth quarter of 2007, we had an income tax benefit of $55 million. During the third quarter of 2008, we recorded an income tax benefit of $15 million.

Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of some provisions related to potential and certain positions. See Note 23.

Net income (loss)

	Three Months Ended
	December 31, 2008	September 27, 2008	December 31, 2007
	(Unaudited, in millions)

Net income (loss)	$(366)	$(289)	$20
As percentage of net revenues	(16.1)%	(10.7)%	0.7%

For the fourth quarter of 2008, we reported a loss of $366 million as a result of adverse economic conditions, which impacted our net revenues, particularly compared to a net income of $20 million in the fourth quarter of 2007 and net loss of $289 million in the third quarter of 2008.

Loss per share for the fourth quarter of 2008 was $(0.42). The impact of restructuring and impairment charges, other-than-temporary impairment charges, the loss on our Numonyx equity investment and non-recurrent items was estimated to be approximately $(0.36) per share. In the third quarter of 2008, loss per share was $(0.32), impacted for approximately $(0.51) per share by restructuring and impairment charges, other-than-temporary impairment charges, the loss on our Numonyx equity investment and non-recurrent items. In the year-ago quarter, basic and diluted earnings per share were $0.02, impacted for $(0.25) per share by impairment, restructuring and other-than temporary impairment charges.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we increase a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate weakened during 2008, particularly against the Euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our consolidated statements of income for 2008 included income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate of the Euro to the U.S. dollar was $1.49 for €1.00 in 2008 compared to $1.35 for €1.00 in 2007. Our effective average rate of the Euro to the U.S. dollar was $1.40 for €1.00 for the fourth quarter of 2008 and $1.54 for €1.00 in the third quarter of 2008 while it was $1.43 for €1.00 for the fourth quarter of 2007. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.

As of December 31, 2008, the outstanding hedged amounts were €272.5 million to cover manufacturing costs and €270 million to cover operating expenses, at an average rate of about $1.37 and $1.40 for €1.00, respectively (including the premium paid to purchase foreign exchange options), maturing over the period from January 5, 2009 to December 2, 2009. In the fourth quarter of 2008 the company decided to extend the time horizon of its cash flow hedging contracts for manufacturing costs and operating expenses for up to 12 months. As of December 31, 2008, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of approximately $12 million after tax, recorded in “Other comprehensive income” in shareholders’ equity, compared to a deferred loss of approximately $7 million after tax as at September 27, 2008 and a deferred gain of approximately $8 million after tax as at December 31, 2007.

Our hedging policy is not intended to cover the full exposure and is based on hedging a declining percentage of exposure quarter after quarter. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and entered into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk.” Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Furthermore, if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In 2008, as a result of cash flow hedging, we recorded a net gain of $1 million, consisting of a loss of $1 million to R&D expenses, a gain of $4 million to costs of goods sold and a loss of $2 million to selling, general and administrative expenses, while in 2007, we recorded a net gain of $36 million. In the fourth quarter of 2008, we recorded a net loss of $29 million, consisting of a loss of $12 million to R&D expenses, a loss of $13 million to cost of goods sold and a loss of $4 million to selling, general and administrative expenses. We registered a net gain of $16 million in the fourth quarter of 2007, while it was not material in the third quarter of 2008.

The net effect of the consolidated foreign exchange exposure resulted in a net gain of $20 million in “Other income and expenses, net” in 2008.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At December 31, 2008, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations”.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and the total interest expense paid on our financial debt.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we invest primarily on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term Zero Coupon Convertible Bonds (with a fixed rate of 1.5%), our Floating Rate Note, which is fixed quarterly at a rate of LIBOR + 40bps, and EIB Floating Rate Loans for a total of $701 million. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with Floating Rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%, partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments. Due to the high volatility in the interest rates generated by the recent financial turmoil, in 2008 we determined that the swaps had not been effective since November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were designated as held-for-trading financial assets and reported at fair value as a component of “Other receivables and current assets” in the consolidated balance sheet as at December 31, 2008 for $34 million, since we intend to hold the derivative instruments for a short period of time that will not exceed twelve months. An unrealized gain was recognized in earnings from discontinuance date totaling $15 million and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the year ended December 31, 2008. This instrument was sold during the first quarter of 2009. In compliance with FAS 133 provisions on fair value hedges, the net impact of the hedging transaction on our consolidated statements of income was a gain of $1 million in 2008, which represents the ineffective part of the hedge. This amount was recorded in “Other income and expenses, net.”

We also have $250 million of restricted cash at a fixed rate of 6.06% formally associated with Hynix Semiconductor.

As of December 31, 2008, our cash and cash equivalents and marketable securities generated an average interest income rate of 2.8%.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk” included in the Form 20-F, as may be updated from time to time in our public filings.”

In the third quarter of 2007, we determined that since unauthorized investments in Auction Rate Securities other than in the U.S. federally-guaranteed student loan program experienced auction failure since August such investments were to be more properly classified on our consolidated balance sheet as “Marketable securities” instead of “Cash and cash equivalents” as done in previous periods. The revision of the December 31, 2006 consolidated balance sheet results in a decrease of “Cash and cash equivalents” from $1,963 million to $1,659 million with an offsetting increase to “Marketable securities” from $460 million to $764 million. The revision of the December 31, 2006 consolidated statements of cash flows affects “Net cash used in investing activities”, which increased from $2,753 million to

$3,057 million based on the increase in the investing activities line “Payment for purchase of marketable securities” from $460 million to $764 million. The “Net cash increase (decrease)” caption was also reduced $304 million from a decrease of $64 million to a decrease of $368 million, and the “Cash and cash equivalents at the end of the period” changes to match the $1,659 million on the revised consolidated balance sheet. There are no other changes on the consolidated statements of cash flows, including the “Cash and cash equivalents at the beginning of the period”, as we only started purchasing auction rate securities in 2006. Because the investments made for our account in Auction Rate Securities other than U.S. federally-guaranteed student loans were made without our authorization, in 2008, we initiated arbitration proceedings against Credit Suisse Securities LLC, and action in district court against Credit Suisse Group, to reverse the unauthorized purchases and to recover all losses in our account, including, but not limited to, the $173 million impairment posted to date.

As of December 31, 2008, we had $1,009 million in cash and cash equivalents, $651 million in marketable securities as current assets composed solely of senior debt Floating Rate Notes (“FRN”) issued by primary financial institutions, $250 million as restricted cash and $242 million as non-current assets invested in Auction Rate Securities. At September 27, 2008, cash and cash equivalents were $868 million and at December 31, 2007 they were $1,855 million.

As of December 31, 2008, we had $651 million in marketable securities as current assets, with primary financial institutions with a minimum rating of A2/A (this rating does not consider Lehman Brothers FRN). They are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity, except if deemed to be other-than temporary. For that reason, as at December 31, 2008, after recent economic events and given our exposure to Lehman Brothers’ senior unsecured bonds for a maximum amount of €15 million, we recorded an other-than-temporary charge of $11 million, which represents 50% of the face value of these Floating Rate Notes, according to recovery rate calculated from a major credit rating company. The change in fair value of all other current marketable securities amounted to approximately $14 million after tax as of December 31, 2008. The fair value for these securities is based on market prices publicly available through major financial information providers. The market price of the Floating Rate Notes is influenced by changes in the credit standing of the issuer but is not significantly impacted by movement in interest rates. The Note’s approaching the maturity has a positive effect on the market price. We sold $160 million of these instruments in the second quarter of 2008, $127 million in the third quarter of 2008 and, in the fourth quarter, $64 million was reimbursed at maturity. Marketable securities as current assets amounted to $1,014 million as of December 31, 2007. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income (expense), net.

The portfolio of Marketable Securities outstanding as of December 31, 2008 is comprised solely of Senior Debt Floating Rate Notes issued by 11 different financial institutions with a minimum rating of A2/A (Moody’s/S&P), an average rating of Aa2/A+ (Moody’s/S&P) and an average life of 2.45 years. Due to the short duration, credit quality and diversification of the financial issuers in the portfolio, which has decreased from $1,014 million at December 31, 2007 to $651 million as at December 31, 2008, through redemption at maturities and sales at purchase price/par (with the only exception of a Senior FRN of €15 million issued by Lehman Brothers which has been impaired and classified as “other than temporary”), we do not expect increases and decreases in the aggregate Fair Value to affect our liquidity and capital resources.

Given the ample liquidity and short duration of the portfolio, we expect to either redeem the outstanding securities at par or sell them before maturity at the purchase price, excluding the Lehman Brothers FRN.

For sensitivity purposes, a narrowing/widening of 100 basis points of the cash spread along the residual life of the securities, would result in an increase/decrease of an additional 4% of the value of the entire portfolio of FRN. Since the outstanding value of the portfolio was further reduced by the sale of bonds at par before their natural maturity in the first quarter of 2008, 5% would translate into a temporary decrease of $31 million in the value of the portfolio, with no material impact on our liquidity and capital structure.

As of December 31, 2008, we had Auction Rate Securities, representing interests in collateralized debt obligations and credit linked notes with a par value of $415 million, that were carried on our balance sheet as available-for-sale financial assets for $242 million.

Following the continued failure of auctions for these securities which began in August 2007, during the fourth quarter of 2007, we first registered a decline in the value of these Auction Rate Securities as an “Other-than-temporary” impairment charge against net income. This resulted in a reduction in their carrying value to $369 million at December 31, 2007. Since the initial failure of the auctions in August 2007, the market of these securities has completely frozen without any observable secondary market trades, and consequently, during 2008, the portfolio experienced a further estimated decline in fair value of $127 million, of which $55 million was recorded during the fourth quarter of 2008. As in the fourth quarter of 2007, in 2008 the reduction in estimated fair value was recorded as an “Other-than-temporary” impairment charge against net income.

Since the fourth quarter of 2007, since there was no information available regarding “mark to market’ bids and “mark to model’ valuations from the structuring financial institutions for these securities, we based our estimation of fair value on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indices of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and, ITraxx and IBoxx for the credit linked notes). The higher impairment charges during 2008 reflect downgrading events on the collateral debt obligations comparing the relevant ABX indices of a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligation could further decrease in the future as a result of credit market deterioration and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry indices used for the evaluation.

For our sensitivity analysis, we considered changes in the inputs for the model based on hypothetical future and historical trend assumptions. If our outstanding collateralized debt obligations were to be downgraded further, such as if they no longer had any AAA agency rating compared with the ABX indices from December 31, 2008, and if the credit linked notes were evaluated at the lowest historical price for the past two years as derived from the Itraxx and Iboxx indices, our Auction Rate Securities portfolio would be impaired an additional 12% of their face value (or $51 million). This would still have no material impact on our liquidity and capital structure.

The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we initiated arbitration proceedings against Credit Suisse Securities LLC, and action in district court against Credit Suisse Group, to reverse the unauthorized purchases and to recover all losses in our account, including, but not limited to, the $173 million impairment posted to date.

Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs with net cash generated from operating activities.

During 2008, as a result of the payments of $1,694 million made for the wireless business from NXP and for Genesis, we registered a decrease in our cash and cash equivalents of $846 million. In addition, we have distributed $240 million of dividends to shareholders and repurchased $313 million of treasury shares.

The evolution of our cash flow for each of the respective periods is as follows:

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Net cash from operating activities	$1,722	$2,188	$2,491
Net cash used in investing activities	(2,417)	(1,737)	(3,057)
Net cash from (used) in financing activities	(67)	(296)	132
Effect of change in exchange rates	(84)	41	66

Net cash increase (decrease)	$(846)	$196	$(368)

Net cash from operating activities.  As in prior periods, the major source of liquidity during 2008 was cash provided by operating activities, which decreased compared to 2007. Our net cash from operating activities totaled

$1,722 million in 2008, decreasing compared to $2,188 million in 2007 due to a lower level of profitability from operations resulting from the negative impact of the U.S. dollar exchange rate and adverse market conditions, particularly in the fourth quarter. Changes in our operating assets and liabilities resulted in a use of cash in the amount of $38 million in 2008, mainly due to an increase in inventory that was driven by a sharp decline in our customers’ demand, compared to $62 million of net cash generated in 2007.

Net cash used in investing activities.  Net cash used in investing activities was $2,417 million in 2008, compared to the $1,737 million used in 2007. Payments for business acquisitions, net of cash received, were the main utilization of cash in 2008, including the NXP wireless business for $1,518 million and Genesis for $176 million. Payments for purchases of tangible assets were $983 million for 2008, decreasing compared to $1,140 million in 2007 as a result of our plan to control capital expenditures at or below 10% of revenues. We did not purchase any marketable securities in 2008, although we sold $351 million of Floating Rate Notes to finance part of our business acquisitions.

Net cash used in financing activities.  Net cash used in financing activities was $67 million in 2008, decreasing compared to $296 million used in 2007. The proceeds from long term debt, primarily from the European Investment Bank, to finance our activities, were higher than in 2007. As at December 31, 2008, we had paid only three-fourths of the quarterly dividends to shareholders, equivalent to $240 million, while the total amount of the prior year’s dividend, $269 million, had been paid in one installment as at December 31, 2007; furthermore, during 2008 we executed our share repurchase program, spending an aggregate amount of $313 million.

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

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Net cash from operating activities	$1,722	$2,188	$2,491
Net cash used in investing activities	(2,417)	(1,737)	(3,057)
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	(351)	389	1,232

Net operating cash flow	$(1,046)	$840	$666

We had unfavorable net operating cash flow of $1,046 million in 2008, decreasing compared to net operating cash flow of $840 million in 2007, because of payments for the NXP wireless business and Genesis, which totaled $1,694 million — net of available cash. Excluding these payments, the net operating cash flow would have been $648 million in 2008, out of which $161 million would have been in the fourth quarter of 2008.

Capital Resources

Net financial position

Our net financial position: resources (debt), is representing the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, current portion of long-term debt and long-term debt, as represented in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Consolidated Balance Sheets as at December 31, 2008:

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Cash and cash equivalents, net of bank overdrafts	$989	$1,855	$1,659
Marketable securities, current	651	1,014	764
Short-term deposits	—	—	250
Restricted cash	250	250	218
Marketable securities, non-current	242	369	—

Total financial resources	2,132	3,488	2,891

Current portion of long-term debt	(123)	(103)	(136)
Long-term debt	(2,554)	(2,117)	(1,994)

Total financial debt	(2,677)	(2,220)	(2,130)

Net financial position	$(545)	$1,268	$761

The net financial position as of December 31, 2008 resulted in a net debt position of $545 million, representing a significant decrease from the net cash position of $1,268 million as of December 31, 2007 due to the payments made for our business acquisitions. In the same period, both our cash position and our current marketable securities portfolio decreased significantly to $989 million and $651 million, respectively, while total financial debt increased to $2,677 million.

On July 28, 2008 we closed our previously announced deal to create a joint venture company with NXP from our wireless operations, which resulted in our providing a cash payment, net of cash received, of $1,518 million to NXP. Following the announcement of the transaction with Ericsson, we agreed in February 2009 to accelerate the call option to purchase NXP’s 20% interest in our wireless joint venture company for a payment of $92 million; Ericsson contributed $1.1 billion net to the joint venture, out of which $0.7 billion was paid to us. We also expect additional use of cash in the coming quarter due to the upcoming payment of the remaining quarterly cash dividend. With regards to our buyback plan, it was completed as of December 31, 2008.

At December 31, 2008, the aggregate amount of our long-term debt, including the current portion, was $2,677 million, including $1,036 million of our 2016 Convertible Bonds and $703 million of our 2013 Senior Bonds (corresponding to the €500 million at issuance), while we nearly entirely redeemed our 2013 Convertible Bonds. Additionally, we had unutilized committed medium term credit facilities with core relationship banks totalling $275 million. Furthermore, the aggregate amount of our and our subsidiaries’ total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $816 million as at December 31, 2008. We also had two committed credit facilities with the European Investment Bank as part of a R&D funding program. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $20 million were paid back as at December 31, 2008. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million as at December 31, 2008. We also maintain uncommitted foreign exchange facilities totaling $773 million at December 31, 2008. At December 31, 2008, available short-term lines of credit were reduced by $20 million bank overdrafts. At December 31, 2007, amounts available under the short-term lines of credit were not reduced by any borrowing.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 17 to our Consolidated Financial Statements.

As of December 31, 2008, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Total	2009	2010	2011	2012	2013	Thereafter

Long-term debt (including current portion)	$2,677	$123	$173	$1,153	$116	$816	$296

As of December 31, 2008, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors	Standard &
	Service	Poor’s

Zero Coupon Senior Convertible Bonds due 2013	WR(1)	A-
Zero Coupon Senior Convertible Bonds due 2016	Baa1	A-
Floating Rate Senior Bonds due 2013	Baa1	A-

(1)	Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds.

On April 11, 2008, Moody’s Investors Service and Standard & Poor’s Ratings Services put our ratings “on review for possible downgrade” and “on CreditWatch with negative implications,” respectively. On June 24, 2008 Standard and Poor’s Rating Services affirmed the “A−” rating. On June 25, 2008 Moody’s Investors Service downgraded our senior debt rating from “A3” to “Baa1.”

On February 6, 2009 Standard & Poor’s downgraded our senior debt rating from “A−” to “BBB+”.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2008, and for each of the five years to come and thereafter, were as follows(1):

	Total	2009	2010	2011	2012	2013	Thereafter

Operating leases(2)	$423	$89	$68	$61	$52	$61	$92
Purchase obligations(2)	516	409	68	39
of which:
Equipment and other asset purchase	150	150
Foundry purchase	106	106
Software, technology licenses and design	260	153	68	39
Other obligations(2)	359	163	86	53	48	7	2
Long-term debt obligations (including current portion)(3)(4)(5) of which:	2,677	123	173	1,153	116	816	296
Capital leases(3)	15	6	6	2			1
Pension obligations(3)	332	35	36	26	31	32	172
Other non-current liabilities(3)	350	11	57	17	86	8	171
Total	$4,657	$830	$488	$1,349	$333	$924	$733

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.

(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2008.

(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2008.

(4)	See Note 17 to our Consolidated Financial Statements at December 31, 2008 for additional information related to long-term debt and redeemable convertible securities.

(5)	Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a consequence of our July 10, 2007 announcement concerning the planned closures of certain of our manufacturing facilities, the future shutdown of our plants in the United States will lead to negotiations with some of our suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees.

Operating leases are mainly related to building leases and to equipment leases as part of the Crolles2 equipment repurchase which has been finalized in the third quarter of 2008. The amount disclosed is composed of minimum payments for future leases from 2009 to 2013 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements. Operating lease expenses was $92 million, $62 million and $56 million for the year ended December 31, 2008, 2007 and 2006, respectively.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to a cooperation agreement. In addition, on January 17, 2008 we acquired effective control of Genesis. There remains a commitment of $5 million related to a retention program expected to be paid in 2009, which is also included in Other obligations.

As part of the agreement with NXP signed on April 10, 2008, three years following the establishment of the venture, or earlier upon certain conditions, we had the right to purchase NXP’s 20% interest for cash and NXP has the right to put its 20% interest to us for cash. The pricing of the put and call are based upon certain multiples of trailing twelve-month revenues and EBITDA through the end of the month preceding the exercise. While there is a significant spread between the multiples, it was intended that such multiples represent the high and low end of a range of fair market values. Under both the put and the call, 25% of the exercise price is determined based upon revenues and 75% is based upon EBITDA. On August 20, 2008, we announced that we had reached agreement with Ericsson for the creation of a new venture combining ST-NXP Wireless with the business of EMP. Concurrently with such announcement we advised NXP that, given Ericsson’s preference to limit ownership of the new venture to only us and EMP, we intended to exercise our accelerated call option right. On February 2, 2009, we entered into an agreement with NXP to buy back NXP’s 20% ownership stake of ST-NXP Wireless for a price of $92 million. This amount has not been considered in the above table on contractual obligations, commercial commitments and contingencies. On February 3, 2009, we announced the closing of our agreement to combine the businesses of EMP and ST-NXP Wireless in a joint venture. The deal was completed on the terms originally announced on August 20, 2008. Ericsson contributed $1,100 million net to the joint venture, out of which $700 million was paid to us.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at December 31, 2008.

In February 2006, we issued $1,131 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.

At our annual general meeting of shareholders held on April 26, 2007, our shareholders approved a cash dividend distribution of $0.30 per share. Pursuant to the terms of our 2016 Convertible Bonds, the payment of this dividend gave rise to a slight change in the conversion rate thereof. The new conversion rate was 43.363087 corresponding to 42,235,646 equivalent shares. At our annual general meeting of shareholders held on May 14, 2008, our shareholders approved a cash dividend distribution of $0.36 per share. The payment of this dividend gave rise to a change in the conversion rate thereof. The new conversion rate is 43.833898, corresponding to 42,694,216 equivalent shares.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control. The Floating Rate Senior Bonds issued by ST BV are collaterized with guarantee issued by us.

Pension obligations and termination indemnities amounting to $332 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 16 to our Consolidated Financial Statements. As part of the integration of the NXP wireless business, we assumed liabilities related to pension and other long term liabilities for an amount of approximately $20 million, net of plan assets received. The divestiture of FMG triggered the deconsolidation of approximately $40 million pension obligations. However we retained the obligation to fund the severance payment (“trattamento di fine rapporto”) due to certain transferred employees by the defined amount of about $35 million which qualifies as a defined benefit plan and was classified as an other non-current liability as at December 31, 2008.

Other non-current liabilities include, in addition to the above-mentioned pension obligation, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include as at December 31, 2008, following the FMG deconsolidation as at December 31, 2008, a long-term liability for capacity rights amounting to $63 million. In addition, we and Intel have each granted in favor of Numonyx B.V., in which we hold a 48.6% equity investment through Numonyx, a 50% guarantee not joint and several, for indebtedness related to the financing arrangements entered into by Numonyx for a $450 million term loan and a $100 million committed revolving credit facility. Non-current liabilities include the $69 million guarantee liability based on the fair value of the term loan over 4 years with effect of the savings provided by the guarantee.

Off-Balance Sheet Arrangements

At December 31, 2008, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See Note 17 to our Consolidated Financial Statements for more information about our convertible debt instruments and related conversion and redemption options.

We have no other material off-balance sheet arrangements at December 31, 2008.

Financial Outlook

We are reconfirming our target to have capital expenditures to decrease approximately by 50% as compared to the $983 million spent in 2008 to approximate $500 million. The most significant of our 2009 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) the tool set to transfer the 32nm process from our participation in the IBM Alliance to our 300-mm fab in Crolles; (ii) the completion of the restructuring program for FE fabs; (iii) focused investment both in manufacturing and R&D in France sites to secure and develop our system oriented proprietary technologies portfolio; (iv) quality, safety, security, maintenance both in 6” and 8” front end fabs; and (b) for the back-end facilities, the capital expenditures will mainly be dedicated to the technology evolution to support the ICs path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to prepare the room for future years capacity growth by completing the new production area in Muar and the new plant in Longgang (China).

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

Impact of Recently Issued U.S. Accounting Standards

(a) Accounting pronouncements effective in 2008

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Additionally, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded. FAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued an FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. However, the FSP did not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually, which do not include goodwill. We adopted FAS 157 on January 1, 2008. FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for specified categories of instruments. We did not record, upon adoption, any adjustment to retained earnings since we do not hold any of these categories of instruments. In the first quarter of 2008, we reassessed fair value on financial assets and liabilities in compliance with FAS 157, including the valuation of available-for-sale securities for which no observable market price is obtainable. The adoption of FAS 157 did not have any impact on the derivative instruments held by us and either designated as hedge or classified as held-for-trading, and on our investments in equity securities and floating-rate notes classified as available-for-sale since quoted prices for similar or identical instruments are available for these instruments. For the auction-rate securities held by us for which no observable market price is obtainable, as described in Note 12, we estimate that the measure of fair value of these financial assets, even if using certain entity-specific assumptions, is in line with a FAS 157 level 3 fair value hierarchy. We have also assessed the future impact of FAS 157 when adopted in 2009 for nonfinancial assets and liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, we are currently reviewing our goodwill impairment model to measure fair value relying on external inputs and market participant’s assumptions rather than exclusively using discounted cash flows generated by each reporting entity. Based on our preliminary assessment, management estimates that the new fair value measurement basis, if applied in a comparable market environment as in the last impairment campaigns, would not have a significant material impact on the results of the goodwill impairment tests. However, as a result of the continuing downturn in market conditions and the general business environment, this new measurement of the fair value of the reporting units when used in future goodwill and impairment testing could generate higher impairment charges as the fair value will be estimated on business indicators that could reflect a distressed market.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We adopted FAS 159 on January 1, 2008 and have not elected to apply the fair value option on any of our assets and liabilities as permitted by FAS 159.

In June 2007, the Emerging Issues Task Force (“EITF”) reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). This issue states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. We adopted EITF 06-11 in the first quarter of 2008 and EITF 06-11 did not have any impact on our financial position and results of operations.

In June 2007, the EITF reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for R&D activities should be expensed when the advance payments are made or when the R&D activities have been performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. We adopted EITF 07-3 in the first quarter of 2008 and EITF 07-3 did not have a material effect on our financial position and results of operations.

In November 2007, the EITF reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF 07-6”). The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date. We adopted EITF 07-6 in the first quarter of 2008 and EITF 07-6 did not have a material effect on our financial position and results of operations.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 provides the Staff’s views regarding written loan commitments that are accounted for at fair value through earnings under GAAP. SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15, 2007. We adopted SAB 109 in the first quarter of 2008 and have no written loan commitments to which the standard applies.

In January 2008, the SEC issued Staff Accounting Bulletin No. 110, Year-End Help for Expensing Employee Stock Options (“SAB 110”). SAB 110 expresses the views of the Staff regarding the use of a “simplified” method, in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS 123R and amended its previous guidance under SAB 107 which prohibited entities from using the simplified method for stock option grants after December 31, 2007. SAB 110 is not relevant to our operations since we redefined in 2005 its compensation policy by no longer granting stock options but rather issuing nonvested shares.

(b) Accounting pronouncements expected to impact our operations that are not yet effective and have not been adopted early by us

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in consolidated financial statements. The standards continue the movement toward the greater use of fair values in financial reporting. FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the “acquirer”) will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; IP R&D will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date and not expensed upon consideration allocation; in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a “bargain purchase,” instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control. FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008. FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 requires adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. We have evaluated the effect the adoption of these statements will have on our financial position and results of operations and determined that, in view of the recent merger and acquisition transactions concluded by us, FAS 141R and FAS 160 adoption will have a significant impact on our financial statements. Acquisition-related costs, which amounted to $7 million and were capitalized as at December 31, 2008, will be immediately recorded in earnings in the first quarter of 2009. Furthermore, past business combinations often included, and future business combinations may include, significant IP R&D in the allocation of the consideration and committed restructuring actions aiming at optimizing synergies with the newly integrated businesses. With the adoption of FAS 141R, any IP R&D will be recorded as intangible assets subject to annual impairment testing while future restructuring initiatives, which in compliance with the current practice are accrued for against goodwill, will impact earnings. Additionally, the adoption of FAS 160 for the presentation and disclosures of noncontrolling interests will generate a reclassification as at January 1, 2009 from the mezzanine line “Minority interests” in the consolidated balance sheet to shareholders’ equity for a total amount of $276 million. However, no significant changes are expected in valuation allowance for acquired deferred tax assets and the resolution of assumed uncertain tax positions on past business combinations, which would require an impact on earnings instead of an adjustment to goodwill as in current practice.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We will adopt FAS 161 in the first quarter of 2009 and are currently reviewing the new disclosure requirements and their impact on our financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We will adopt FAS 162 when effective and management does not expect that FAS 162 will have a material effect on our financial position and results of operations.

In November 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). This issue addresses a certain number of matters associated with the impact that FAS 141R and FAS 160 might have on the accounting for equity method investments. EITF 08-6 retains the current cost accumulation approach for determining the initial carrying value of an equity method investment. It also addresses other-than-temporary impairment testing, which must be performed at the overall investment level. EITF 08-6 states that share issuance by an equity method investee should be accounted for as if the equity method investor had sold a proportionate share of its investment, with any resulting gain or loss recognized in earnings, with no policy election possible anymore. However, the final consensus reaffirms that no gain (loss) should be recognized when significant influence is lost. EITF 08-6 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, with no early application permitted. EITF 08-6 must be applied prospectively to new investments acquired after the effective date. We will adopt EITF 08-6 in 2009 and have assessed that such adoption will not represent a significant change to current practice.

In November 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). This issue applies to all defensive assets, either acquired to a third party or through a business combination. However, EITF 08-7 excludes from its scope IP R&D acquired in a business combination. EITF 08-7 states that a defensive asset should be considered a separate unit of accounting and should not be combined with the existing asset whose value it may enhance. A useful life should be assigned that reflects the acquiring entity’ consumption of the defensive asset’s expected benefits. EITF 08-7 also observes that a defensive intangible asset may not be considered immediately abandoned following its acquisition and that it would be rare for a defensive asset to have an indefinite life. EITF 08-7 is effective prospectively to intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with no early application permitted. We will adopt EITF 08-6 in 2009 and have assessed that in view of the recent merger and acquisition transactions concluded by us, EITF 08-7 could be applicable to future business combinations. However, we did not acquire in the past significant defensive intangible assets and even if future business combinations involve the acquisition of defensive assets, the application of EITF 08-7 would not represent a significant change to current practice.

(c) Accounting pronouncements that are not yet effective and are not expected to impact our operations:

a.  EITF 07-1, Accounting for Collaborative Arrangements

b.	EITF 07-4, Application of the Two {d208} Class Method under FAS 128 to Master Limited Partnerships

c.  FAS 163, Accounting for Financial Guarantee Insurance Contracts

d.	EITF 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock

e.  EITF 08-3, Accounting by Lessees for Maintenance Deposits under Lease Agreements

f.	EITF 08-5, Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement

g.	EITF 08-8, Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount that is Based on the Stock of an Entity’s Consolidated Subsidiary

Equity investments

Numonyx

In 2007, we announced that we had entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of our Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, we would sell our flash memory assets, including our NAND joint venture interest with Hynix (as described above) and other NOR resources, to the new company, which was called Numonyx Holdings B.V. (“Numonyx”), while Intel would sell its NOR assets and resources. Pursuant to the signing of the agreement for the FMG deconsolidation and upon meeting criteria for assets held for sale as set forth in Statement of Financial Accounting Standards No. 144, Accounting for the impairment or disposal of long-term assets (“FAS 144”),we reclassified in 2007 the assets to be transferred to Numonyx and/or Numonyx B.V., a wholly owned subsidiary of Numonyx, from their original balance sheet classification to the line “Assets held for sale.” Coincident with this classification, we reported an impairment charge of $1,106 million to adjust the value of these assets to fair value less costs to sell, on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2007.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, we contributed our flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 12. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, we incurred an additional pre-tax loss of $190 million for the year ended December 31, 2008, which was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income. The total loss calculation also included a provision of $139 million to reflect the value of rights granted to Numonyx to use certain assets retained by us. No remaining amounts related to the FMG deconsolidation was reported as current assets on the line “Assets held for sale” of the consolidated balance sheet as of December 31, 2008.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. We and Intel have each granted in favor of Numonyx B.V., a wholly-owned subsidiary of Numonyx, a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx B.V., the banks will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of Numonyx’s assets. The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2008.

We account for our share in Numonyx under the equity method based on the actual results of the venture. In the valuation of Numonyx investment under the equity method, we apply a one-quarter lag reporting. Consequently, equity loss related to Numonyx for the second and third quarters of 2008 were reported by us in the third and fourth quarters of 2008, respectively. For the year ended December 31, 2008 we reported on the line “Earnings (loss) on equity investments” on our consolidated statement of income $65 million of equity loss in Numonyx equity investment, including $4 million related to interest expense on the Subordinated notes and corresponding to our equity interest in the financial expense of Numonyx, as described in Note 22, and $2 million of compensation on stock awards granted to employees subsequently transferred to Numonyx. Additionally, due to the deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s current and projected results, we re-assessed the fair value of our equity investment and recorded a $480 million other-than-temporary impairment charge on the line “Earnings (loss) on equity investments” in the 2008 consolidated statement of income. The calculation of the impairment was based upon a combination of an income approach, using discounted cash flows, and a market approach, using metrics of comparable public companies. Our share of the actual results of Numonyx is adjusted for basis differences which arise principally due to the impairments recorded by us. At December 31, 2008 our investment in Numonyx, including the amount of the debt guarantee, amounted to $496 million, while the aggregate fair value of long-term subordinated notes was $168 million. Our current maximum exposure to loss as a result of our involvement with Numonyx is limited to our equity investment, our investment in subordinated notes and our debt guarantee obligation.

Summarized financial information for Numonyx, as of September 27, 2008 and for the six months then ended that, because of the one-quarter lag discussed above, correspond to the amounts included in our Consolidated Financial Statements as of December 31, 2008 and for the twelve months then ended, are as follows :

Statement of Income Information:
Net sales	1,165
Gross profit	266
Net income (loss)	(129)
Financial Position Information:
Current assets	1,614
Noncurrent assets	1,412
Current liabilities	512
Noncurrent liabilities	860
Net worth	1,654

Hynix ST Joint Venture

In 2004, we signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and we contributed $250 million for a 33% equity interest. Additionally, we originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint venture’s assets. We made the total $250 million capital contribution as previously planned in the joint venture agreement in 2006. In 2007, Hynix Semiconductor Inc. invested an additional $750 million in additional shares of the joint venture to fund a facility expansion. As a result of this investment, our equity interest in the joint venture declined from approximately 33% to 17%. At December 31, 2007 the investment in the joint venture amounted to $276 million and was included in assets held for sale on the consolidated balance sheet. Such equity participation has been transferred to Numonyx B.V., a wholly-owned subsidiary of Numonyx, at the closing of the Numonyx transaction and is, since March 30, 2008, owned by Numonyx B.V. We accounted for our share in the Hynix ST joint venture during the first quarter of 2008 under the equity method based on the actual results of the joint venture through the first quarter of 2008. Our share of the joint venture’s 2008 result, reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the year ended December 31, 2008 was not material.

Due to regulatory and withholding tax issues we could not directly provide the joint venture with the $250 million long-term financing as originally planned under our joint venture agreement with Hynix Semiconductor signed in 2004. As a result, in 2006, we entered into a ten-year term debt guarantee agreement with an external financial institution through which we guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes us placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments we, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. In 2006, we placed $218 million of cash on the guarantee deposit account. In 2007, we placed the remaining $32 million of cash, which totaled $250 million as at December 31, 2008 and was reported as “Restricted cash” on the consolidated balance sheet. The guarantee for the $250 million debt incurred by the ST-Hynix JV has been retained by us, and not been transferred to Numonyx at closing on March 30, 2008 along side our equity investment and other rights in the Hynix-ST joint venture. Consequently, the debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was recorded against the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2008, and we reported the debt guarantee on the line “Other investments and other non-current assets”. Our current maximum exposure to loss as a result of our involvement with the joint venture is limited to our indirect investment through Numonyx and our debt guarantee obligation.

Veredus

In 2008, we acquired 41.2% of ownership interest in Veredus Laboratories Pte. Ltd (“Veredus”), a company located in Singapore which sells diagnostic solutions to the medical market. The acquisition amounted to $11 million and was fully paid in 2008. The investment is aimed at joining forces with established and growing players in the medical diagnostic market, accelerating thus market’s adoption of our LabOnCHip technology and products. We accounted for our interest in Veredus under the equity method. Our share in the joint venture’s 2008 result, reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the year ended December 31, 2008 was not material.

ATLab

In 2008, we acquired 8.1% of the ownership interest in ATLab Inc. (“ATLab”), a Korean company that sells semiconductor devices to the optical mouse, touch screen and touch pad markets. With this investment, we intend to secure partnership in product development for the growing touch screen market. The acquisition, which totaled $4 million, was fully paid in 2008, and included the purchase of a technology.

We have identified ATLab as a “Variable Interest Entity” (“VIE”) but have determined that it is not the primary beneficiary of the entity. Due to such variable interest, we have the ability to exercise significant influence on certain decisions of the entity. Consequently, we accounted for our interest in ATLab under the equity method. Our share in 2008 result of the joint venture reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the year ended December 31, 2008 was not material.

Backlog and Customers

During 2008, we registered a decrease in the level of bookings (including frame orders) compared to 2007, due to the negative impact of the current downturn in the industry, which was particularly strong in the last quarter. However, as a result of the current market downturn in the world economy, in addition to the sharp reduction in demand for semiconductor products seen in the second half of 2008, we also experienced in the last quarter of 2008 a significant rate of orders cancellations; as such, we entered 2009 with a backlog significantly lower that what we had entering 2008, which also reduced our visibility on the short term evolution of our business. Backlog (including frame orders) is subject to possible cancellation, push back, lower than expected hit of frame orders, etc., and thus, is not necessarily indicative of billings amount or growth for the year.

In 2008, we had several large customers, with the Nokia Group of companies being the largest, accounting for approximately 18% of our revenues (excluding FMG and NXP), compared to 22% in 2007 (excluding FMG). There is no guarantee that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not to confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

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

Our Supervisory Board had the following nine members since our annual shareholders’ meeting held on May 14, 2008:

Name(1)	Position	Year Appointed(2)		Term Expires	Age

Antonino Turicchi	Chairman	2008	(3)	2011	43
Gérald Arbola	Vice-Chairman	2004		2011	60
Raymond Bingham	Member	2007		2010	63
Douglas Dunn	Member	2001		2009	64
Didier Lamouche	Member	2006		2009	49
Didier Lombard	Member	2004		2011	67
Alessandro Ovi	Member	2007		2010	65
Bruno Steve	Member	1989		2011	67
Tom de Waard	Member	1998		2011	62

(1)	Mr. Matteo del Fante was a Supervisory Board member until the end of our 2008 annual shareholders’ meeting, at which time he was succeeded by Mr. Antonino Turicchi.

(2)	As a member of the Supervisory Board.

(3)	Mr. Turicchi was also a Supervisory Board member from 2005-2007.

After our 2008 annual shareholders’ meeting, our Supervisory Board appointed Mr. Antonino Turicchi as Chairman of our Supervisory Board and Mr. Gérald Arbola as Vice Chairman, each for a three-year term. As of December 31, 2008, the composition of our Supervisory Board’s committees was as follows: i) Mr. Tom de Waard is the Chairman of the Audit Committee, and Messrs. Raymond Bingham, Douglas Dunn, Didier Lamouche and Bruno Steve are all voting members; ii) Mr. Antonino Turicchi is the Chairman of the Compensation Committee, and Messrs. Gérald Arbola, Tom de Waard, Didier Lombard and Bruno Steve are members; iii) Mr. Tom de Waard is the Chairman of the Nomination and Corporate Governance Committee, and Messrs. Gérald Arbola, Didier Lombard, Bruno Steve and Antonino Turicchi are members; and, iv) Mr. Antonino Turicchi is the Chairman of the Strategic Committee, and Messrs. Gérald Arbola, Raymond Bingham, Douglas Dunn, Didier Lombard and Alessandro Ovi are members.

At our annual shareholders’ meeting in 2009, the mandates of Messrs. Dunn and Lamouche will expire. The mandates of Messrs. Ovi and Bingham will expire at our annual shareholders’ meeting in 2010, and the mandates of Messrs. Arbola, de Waard, Lombard, Steve and Turicchi will expire at our annual shareholders’ meeting in 2011.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. Our Supervisory Board meets at least five times a year, including once a quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website at http://www.st.com/stonline/company/governance/index.htm.

There is no mandatory retirement age for members of our Supervisory Board pursuant to Dutch law. Members of the Supervisory Board may be suspended or dismissed by our annual shareholders’ meeting. Our Supervisory Board may make a proposal to our annual shareholders’ meeting for the suspension or dismissal of one or more of its members. The members of our Supervisory Board receive compensation as authorized by our annual shareholders’ meeting. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his term of office.

Biographies

Antonino Turicchi was re-appointed as a member of our Supervisory Board at our 2008 annual shareholders’ meeting on May 14, 2008. He was also appointed Chairman of our Supervisory Board at that time. Mr. Turicchi is the Chairman of our Supervisory Board’s Strategic Committee as well as its Compensation Committee, and also serves on the Nomination and Corporate Governance Committee. Mr. Turicchi was the General Manager of Cassa Depositi e Prestiti from June 2002 until January 2009, and has been a member of the Supervisory Board of Numonyx since March 2008. Since 1994, Mr. Turicchi has held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted as the director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma; and from 2000 until 2003, he served on the board of EUR S.p.A. He also served as deputy chairman of Infrastrutture S.p.A. from December 2002 to January 2006 and he was previously a member of our Supervisory Board from March 2005 to April 2007.

Gérald Arbola was appointed to our Supervisory Board at our 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. Mr. Arbola was appointed the Vice-Chairman of our Supervisory Board on May 14, 2008. Mr. Arbola previously served as Chairman of our Supervisory Board from March 18, 2005 through May 13, 2008. Mr. Arbola serves on the Supervisory Board’s Compensation Committee, Strategic Committee and Nomination and Corporate Governance Committee. Mr. Arbola is now Managing Director of Areva S.A., where he had also served as Chief Financial Officer, and is a member of the Executive Board of Areva since his appointment on July 3, 2001, which was renewed on June 29, 2006. Mr. Arbola joined the AREVA NC group (ex Cogema) in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of AREVA NC in 1992. He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the board of directors of AREVA NC, AREVA NP, and Areva T&D Holdings. On July 22, 2008, he was nominated the director of the Suez Environment Company, and he has been co-President of the Areva Foundation since September 2006. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. He is the Chairman of the Board of Directors of FT1CI and was the Chairman, until his resignation on November 15, 2006, of the Supervisory Board of ST Holding, our largest shareholder.

Raymond Bingham was appointed to our Supervisory Board at our 2007 annual shareholders’ meeting. He serves on the Audit Committee and the Strategic Committee. Since November, 2006, Mr. Bingham has been a Managing Director of General Atlantic LLC, a global private equity firm. From August 2005 to October 2006, Mr. Bingham was a private investor. Mr. Bingham was Executive Chairman of the Board of Directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004, and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a Director of Oracle Corporation and Flextronics International, Ltd.

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard has been Chairman of the Audit Committee since 1999 and is also Chairman of the Nomination and Corporate Governance Committee. In addition, he serves on our Supervisory Board’s Compensation Committee. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and was the Managing Partner of Clifford Chance Amsterdam office from May 1, 2002 until May 1, 2005. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is a member of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and of its nominating committee. Mr. De Waard is the chairman of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and a member of its audit, compensation and nominating committees. Mr. de Waard is a member of the board of the foundation “Stichting Sport en Zaken.”

Douglas Dunn has been a member of our Supervisory Board since 2001 and has served on the Audit Committee since such time. He also serves on the Strategic Committee. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired in 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM

Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips-LG LCD (Korea) (of which he is no longer a board member as of February 29, 2008), TomTom N.V. (Netherlands) and OMI, a privately-held company (Ireland) (which was sold in November 2007 and of which he is no longer a board member), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the audit committees of SOITEC and TomTom N.V., and a member of the Compensation Committee and Strategic Committee of SOITEC. In addition, he has been nominated for appointment as a Supervisory Board member of BE Semiconductor Industries N.V. (“BESI”) at the annual general meeting of shareholders to be held on May 12, 2009. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

Didier Lamouche has been a member of our Supervisory Board since 2006 and is a member of the Audit Committee. Dr. Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semiconductor technology. He has over 25 years experience in the semiconductor industry. Dr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, in 1998, he joined IBM as General Manager of the largest European semiconductor site in Corbeil (France) to lead its turnaround and transformation into a joint venture between IBM and Infineon: Altis Semiconductor. He managed Altis Semiconductor as CEO for four years. In 2003, Dr. Lamouche rejoined IBM and was the Vice President for Worldwide Semiconductor Operations based in New York (United States) until the end of 2004. Since February 2005, Dr. Lamouche has been the Chairman and CEO of Groupe Bull, a France-based global company operating in the IT sector. He is also a member of the Board of Directors of SOITEC and Infogrames Entertainment.

Didier Lombard was first appointed to our Supervisory Board at our 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. He serves on the Compensation, Strategic and Nomination and Corporate Governance Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also a member of the Board of Directors of Thales and Thomson, one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our annual general shareholders’ meeting on March 18, 2005. He was reappointed to our Supervisory Board at the 2007 annual shareholders’ meeting and serves on the Strategic Committee. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been Special Advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director, and serves on the audit committee, of ENIA S.p.A. and Telecom Italia Media S.p.A. Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Bruno Steve has been a member of our Supervisory Board since 1989 and has previously served as both its Chairman and Vice-Chairman. Mr. Steve currently serves on our Supervisory Board’s Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee. He was with Istituto per la Ricostruzione Industriale-IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of the Statutory Auditors of Selex S. & A. S. S.p.A. and Chairman of the Surveillance Body of Selex S. & A. S. S.p.A. He previously served as a member of the Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Supervisory Board Committees

Membership and Attendance.  Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2008 was as follows:

					Nomination
					and
					Corporate
		Audit	Compensation	Strategic	Governance	Ad Hoc
Number of Meetings Attended in 2008(1)	Full Board	Committee	Committee	Committee	Committee	Committee

Antonino Turicchi(2)	8	—	3	1	1	1
Gérald Arbola	15	—	6	3	3
Raymond Bingham	15	10	—	1	—
Matteo del Fante(2)	7	6	3	2	2
Douglas Dunn	15	9	—	3	—	1
Didier Lamouche	14	10	—	—	—	1
Didier Lombard	15	—	5	2	3
Alessandro Ovi	15	—	—	3	—
Bruno Steve	15	5	6	2	3
Tom de Waard	15	12	6	—	3

(1)	Includes meetings attended by way of conference call.

(2)	Mr. Matteo del Fante was a Supervisory Board member until the end of our 2008 annual shareholders’ meeting, at which time he was succeeded by Mr. Antonino Turicchi.

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

The Audit Committee met 12 times during 2008. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, external and internal auditors. The Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes-Oxley Act. The Audit Committee also proceeded with its annual review of our internal audit function. The Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2008, and the results press release was published on January 28, 2009.

The Audit Committee approved the compensation of our external auditors for 2008 and provisionally approved the scope of their audit, audit-related and non-audit-related services for 2009.

In September 2006, after our internal audit department uncovered fraudulent foreign exchange transactions not known to us performed by our former Treasurer and resulting in payments by a financial institution of over 28 million Swiss Francs in commissions for the personal benefit of our former Treasurer, which led to his arrest at the end of 2006 and sentencing in February 2008 (see Item 8 “Financial Information — legal proceedings”), our Audit Committee, in the fall of 2006, appointed a U.S. law firm to conduct an independent investigation and to report on our internal controls and practices. This investigation involved several meetings with current and former senior management and an examination of extensive documentation. The Audit Committee met several times in 2007 to discuss the results of this investigation and the final recommendations were discussed at an extraordinary Audit Committee meeting held in early 2008 to which all members of the Supervisory Board were invited. Pursuant thereto, several initiatives were recommended to management to improve our internal controls.

At the end of each quarter, prior to each Supervisory Board meeting to approve our results and quarterly earnings press release, the Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and interim Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act). The Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in the 2008 Form 20-F, as well as our financial reporting using IFRS as presented in our Annual Report to Shareholders for our annual shareholders’ meeting held on May 14, 2008.

Also in 2008, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, the Audit Committee regularly discussed the progress of implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

Furthermore, the Audit Committee monitors our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our annual shareholders’ meetings. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations.”

As part of each of its quarterly meetings our Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

On July 22, 2008, our Supervisory Board re-appointed Mr. de Waard as Chairman, and appointed Messrs. Bingham, Dunn, Lamouche and Steve as members. All members of the Audit Committee are financial experts and voting members.

Compensation Committee.  Our Compensation Committee proposes to our Supervisory Board the compensation for our President and Chief Executive Officer and sole member of our Managing Board as well as for our Chief Operating Officer, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock-based compensation plans for our executive officers and key employees. The Compensation Committee met six times in 2008.

Among its main activities, the Compensation Committee proposed the following initiatives to our Supervisory Board, which approved them: (i) the performance criteria which must be met by the CEO in order to benefit from the bonus that was approved by our 2008 Annual General Meeting of Shareholders as part of the Managing Board compensation policy, as well as the performance criteria to be met by our COO to be eligible for his 2008 bonus, (ii) performance criteria, which must be met by the CEO as well as all other employees participating in the employees stock award plans to benefit from such awards, (iii) a new three-year stock based compensation plan for the members and professionals of our Supervisory Board, which was approved at our 2008 Annual General Meeting of Shareholders, (iv) a 2008 nonvested stock award plan for key employees and (v) a program for us to buy back up to 30 million of our issued shares over a five year period to fund our nonvested stock award plan.

In particular, the Compensation Committee recommended the performance targets for the base bonus of our CEO and COO be based on new product introductions, market share and budget targets, our stock performance versus the SOX index and criteria related to corporate governance and restructuring programs.

With regard to the 2007 nonvested stock award plan for employees, the Compensation Committee monitored the performance of the criteria relating to the vesting of such awards and noted that the targets set in the prior year in terms of sales and profits had been met, while the target for the return on net assets had not.

For the 2008 nonvested stock award plan, the Compensation Committee established the applicable performance criteria, which are based on sales, profit and return on net assets compared against a panel of semiconductor companies or, as in the case of return on net assets, compared to the budget. The Compensation Committee approved a total allocation of 6,100,000 shares for the 2008 nonvested stock award plan, which includes up to 100,000 shares approved to be allocated to our CEO.

In addition, the Compensation Committee received presentations and discussed our compensation policy for top management as well as our succession planning for key employees.

On July 22, 2008, our Supervisory Board appointed Mr. Turicchi as Chairman of the Compensation Committee, and Messrs. Arbola, de Waard, Lombard and Steve were appointed as members.

Strategic Committee.  Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is particularly involved in supervising the execution of strategic transactions.

The Strategic Committee met three times in 2008. Among its main activities, the Strategic Committee reviews our long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible acquisitions or divestitures.

In 2008, the Strategic Committee monitored the negotiations that led to the announcement in April 2008 of our decision to create ST-NXP Wireless, which began operations on August 2, 2008. They also continued monitoring the contribution of our Flash Memory business to Numonyx, which was created by us, Intel and Francisco Partners on March 30, 2008.

In addition, the Strategic Committee received presentations related to the Technology Council, our 5-year plan and initiatives related to our product portfolio as well as other strategic matters.

On July 22, 2008, our Supervisory Board appointed Mr. Turicchi as Chairman of the Strategic Committee, and Messrs. Arbola, Dunn, Lombard, Ovi and Bingham were appointed as members.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Committee was created to establish the selection criteria and appointment procedures for the appointment of members to our Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. The Nominating and Corporate Governance Committee met three times in 2008.

The Nominating and Corporate Governance Committee met to discuss the re-appointment of Mr. Carlo Bozotti as the sole member of our Managing Board for an additional three-year tem to expire at the end of our 2011 Annual General Meeting of Shareholders, to evaluate candidates for our Supervisory Board member position up for renewal at the 2008 annual shareholders’ meeting and to recommend the appointment of Mr. Antonino Turicchi for a three-year term. In the fourth quarter of 2008, the Nominating and Corporate Governance Committee decided to recommend the re-appointment of Messrs. Doug Dunn and Didier Lamouche as members of our Supervisory Board at our 2009 Annual General Meeting of Shareholders.

On July 22, 2008, our Supervisory Board appointed Mr. de Waard as President of the Nominating and Corporate Governance Committee and Messrs. Arbola, Turicchi, Lombard and Steve were appointed as members.

Secretariat and Controllers.  Our Supervisory Board appoints a Secretary and Vice Secretary as proposed by our Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is primarily to organize meetings, ensure the continuing education and training of our Supervisory Board members and to maintain record-keeping. Messrs. Bertrand Loubert and Luigi Chessa serve as Secretary and Vice Secretary, respectively, for our Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board, while Mr. Willem Steenstra Toussaint serves as Secretary of the Audit Committee. Since

January 22, 2008, our Chief Compliance Officer, Ms. Alisia Grenville, serves as the Executive Secretary of our Supervisory Board.

Our Supervisory Board appoints and dismisses two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our Supervisory Board. The current Controllers are Messrs. Christophe Duval and Andrea Novelli, who have served as controllers since our 2005 annual shareholders’ meeting.

The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers, which are described in “Item 7. Major Shareholders and Related Party Transactions.”

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, re-appointed in 2008 for a three-year term to expire at the end of our annual shareholders’ meeting in 2011, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Mr. Alain Dutheil serves as Chief Operating Officer, reporting to Mr. Bozotti. Since its creation in 1987, our managing board has always been comprised of a sole member. The member of our Managing Board is appointed for a three-year term, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three-year term, as defined in our Articles of Association (upon approval of at least three-quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

Our shareholders’ meeting may suspend or dismiss one or more members of our Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. If a quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal of one or more members of our Managing Board. Such a quorum is not required if a suspension or dismissal is proposed by our Supervisory Board. In that case, a resolution to dismiss or to suspend a member of our Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our issued and outstanding share capital is present or represented. Our Supervisory Board may suspend members of our Managing Board, but a shareholders’ meeting must be convened within three months after such suspension to confirm or reject the suspension. Our Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of our Managing Board, be temporarily responsible for our management.

Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. Our Managing Board must seek prior approval from our shareholders’ meeting for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association, our Managing Board must obtain prior approval from our Supervisory Board for (i) all proposals to be submitted to a vote at a shareholders’ meeting; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding R&D, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by our Supervisory Board. In addition, under our Articles of Association, our Supervisory Board and our shareholders’ meeting may specify by resolution certain additional actions by our Managing Board that require its prior approval.

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

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regards to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly-owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly-owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft consolidated balance sheets and financial statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, ST Holding II, FT1CI, Areva, CDP, CEA or Finmeccanica; (vii) the key parameters of our 5-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in Article 16.1 of our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly, semiannual and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company (“ST Joint Venture Company”), which is a company (i) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions or (ii) in which we directly or indirectly participate and such participation has a value of at least one-third of our total assets according to the consolidated balance sheet and notes thereto in our most recently adopted (statutory) annual accounts.

Executive Officers

Our executive officers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. During 2008, the following individuals were appointed executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti: Orio Bellezza, as Executive Vice President and General Manager, Front-End Manufacturing; Jean-Marc Chery, as Executive Vice President and Chief Technology Officer; Executive Vice President Andrea Cuomo, as General Manager of our Europe Region, who also maintains his responsibility for the AST organization and, as of January 2009, is General Manager of Europe, the Middle East and Africa; Loïc Lietar, as Corporate Vice President, Corporate Business Development; and Pierre Ollivier, as Corporate Vice President and General Counsel.

As of August 2, 2008, our Chief Operating Officer, Alain Dutheil, is also the CEO of ST-NXP Wireless, and since February 1, 2009, following the merger of ST-NXP Wireless with EMP, acts as CEO of the new ST-Ericsson 50/50 joint venture.

Our executive officers during 2008 were:

			Years in
			Semi-
		Years with	Conductor
Name	Position	Company	Industry	Age

Executive Committee
Carlo Bozotti, Chairman	President and Chief Executive Officer	32	32	56
Alain Dutheil, Vice Chairman	Chief Operating Officer	25	39	63
Georges Auguste	Executive Vice President, Quality, Education and Sustainable Development	22	34	59
Orio Bellezza	Executive Vice President and General Manager, Front-End Manufacturing	25	25	49
Laurent Bosson(1)	Executive Vice President, Front-end Technology and Manufacturing	25	25	66
Jean-Marc Chery	Executive Vice President and Chief Technology Officer	24	24	48
Andrea Cuomo	Executive Vice President and General Manager, Sales & Marketing, Europe, Middle East and Africa	25	25	54
Carlo Ferro	Executive Vice President, Chief Financial Officer	9	9	48
Otto Kosgalwies	Executive Vice President, Infrastructure and Services	25	25	53
Philippe Lambinet	Executive Vice President, General Manager, Home Entertainment & Displays Group	22	22	51
Carmelo Papa	Executive Vice President and General Manager, Industiral Multi-segment Sector	26	26	59
Jeffrey See	Executive Vice President, Central Packaging and Test Manufacturing	39	39	63
Tommi Uhari(2)	Executive Vice President, Mobile, Multi-media & Communications	2	16	37
Enrico Villa(1)	Executive Vice President, Europe Region (and for Sales and Marketing organizations)	41	41	67
Executive Staff
Gian Luca Bertino	Corporate Vice President, Computer and Communications Infrastructure	11	22	49
Ugo Carena	Corporate Vice President, Automotive Products Group	11	31	65
Marco Luciano Cassis	Corporate Vice President, Japan Region	21	21	45
Patrice Chastagner	Corporate Vice President, Human Resources	24	24	61
Claude Dardanne	Corporate Vice President, General Manager, Microcontrollers, Memories & Smartcards	27	30	56
Alisia Grenville	Corporate Vice President, Chief Compliance Officer	1	1	41
François Guibert	Corporate Vice President, Asia Pacific Region	28	31	55
Reza Kazerounian(3)	Corporate Vice President, North America Region	24	24	51
Robert Krysiak	Corporate Vice President and General Manager, Greater China Region	26	26	54

			Years in
			Semi-
		Years with	Conductor
Name	Position	Company	Industry	Age

Loïc Lietar	Corporate Vice President, Corporate Business Development	24	24	46
Mario Licciardello(4)	Corporate Vice President, Flash Memory Group	43	43	67
Pierre Ollivier	Corporate Vice President and General Counsel	18	18	53
Carlo Ottaviani	Corporate Vice President, Communications	44	44	65
Thierry Tingaud(5)	Corporate Vice President, Emerging Markets Region	24	24	49

(1)	Retired in 2008.

(2)	Mr. Uhari is now the Senior Vice President, Products, of ST-Ericsson.

(3)	As of April 2009, Mr. Kazerounian is no longer with the Company.

(4)	Mr. Licciardello is currently the Chief Operating Officer of Numonyx.

(5)	As of February 2009, Mr. Tingaud is the Vice-President of Strategic Planning of ST-Ericsson.

Our President and Chief Executive Officer and sole member of our Managing Board, Mr. Carlo Bozotti, has appointed a Corporate Executive Committee, which is currently comprised of nine Executive Vice Presidents, the CEO and the COO. The Executive Vice Presidents represent all the functions of the organization: the product segments, sales and marketing (including regions), the manufacturing and technology R&D activities and the central functions. The role of the Executive Committee is to set corporate policy, coordinate strategies of the Company’s various functions representing its constituents, and drive major cross functional programs. The Executive Committee, chaired by Mr. Bozotti, or by Mr. Dutheil in Mr. Bozotti’s absence, meets twice per quarter, while executive staff meetings are held on a quarterly basis with the attendance of all corporate vice presidents.

Biographies of our Current Executive Officers

Executive Committee

Carlo Bozotti is our President, Chief Executive Officer and the sole member of our Managing Board. As CEO, Mr. Bozotti is the Chairman of our Executive Committee. Prior to taking on this new role at the 2005 annual shareholders’ meeting, Mr. Bozotti served as Corporate Vice President, Memories Product Group (“MPG”) since August 1998. Mr. Bozotti joined SGS Microelettronica in 1977 after graduating in Electronic Engineering from the University of Pavia. Mr. Bozotti served as Product Manager for the Industrial, Automotive and Telecom products in the Linear Division and as Business Unit Manager for the Monolithic Microsystems Division from 1987 to 1988. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Region in 1991. Mr. Bozotti served as Corporate Vice President, MPG from August 1998 through March 2005, after having served as Corporate Vice President, Europe and Headquarters Region from 1994 to 1998. In 2008, Mr. Bozotti was appointed Chairman of the Supervisory Board of Numonyx. As of February 1, 2009, he is Vice Chairman of the Board of Directors of ST-Ericsson.

Alain Dutheil was appointed Chief Operating Officer in 2005, with the endorsement of the Supervisory Board. He is also the Vice Chairman of our Corporate Executive Committee. Prior to his appointment as COO, he served as Corporate Vice President, Strategic Planning and Human Resources from 1994 and 1992, respectively. After graduating in Electrical Engineering from the Ecole Supérieure d’Ingénieurs de Marseille (“ESIM”), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director in France in 1980 and Director of Operations for Portugal in 1982. He joined Thomson Semiconductors in 1983 as General Manager of a plant in Aix-en-Provence, France and then became General Manager of SGS-Thomson Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for

Worldwide Back-end Manufacturing, in addition to serving as Corporate Vice President for Human Resources from 1992 until 2005. From August 2008 through January 2009, Mr. Dutheil acted as CEO for our joint venture ST-NXP Wireless, and since February 1, 2009, is the CEO of ST- Ericsson.

Georges Auguste currently serves as our Executive Vice President, Quality, Education and Sustainable Development. Mr. Auguste received a degree in Engineering from the Ecole Supérieure d’Electricité (“SUPELEC”) in 1973 and a diploma in Business Administration from Caen University in 1976. Prior to joining us, Mr. Auguste worked with Philips Components from 1974 to 1986, in various positions in the field of manufacturing. From 1990 to 1997, he headed our operations in Morocco, and from 1997 to 1999, Mr. Auguste served as Director of Total Quality and Environmental Management.

Orio Bellezza, Executive Vice President and General Manager, Front-End Manufacturing, is repsponsible for all of our wafer fabrication operations and facilities. He graduated with honors in Chemistry from Milan University in 1983. He joined SGS-ATES in 1984 as a Process Engineer and after two years moved to the Central R&D department, where he worked first as a Development Engineer and later as the Process Integration Manager, responsible for submicron EPROM (Erasable Programmable Read-Only Memories) process technology modules. In 1996, Bellezza was named Director of the Agrate R1 Research and Development facility. In 2002, he was appointed Vice President of Central R&D and then in 2005 was named Vice President and Assistant General Manager of Front-End Technology and Manufacturing. Bellezza also served on the Board of the ST-Hynix memory-manufacturing joint venture established in Wuxi (China).

Jean-Marc Chery is our Executive Vice President and Chief Technology Officer, where his responsibilities include our corporate technology R&D, as well as the production at the Company’s 12” (300mm) Crolles wafer fab. He graduated from the National Superior School for Engineering, ENSAM France in 1984. He began his professional career in 1985 with MATRA SA in its Quality organization and by the end of 1986 had joined the Discrete Division of Thomson Semiconducteurs, located in Tours, where he remained until the beginning of 2001, first as Division Planning and Front-End Production Control Manager and later as the Front-End Operation Manager. Early in 2001, Chery joined our Central Front-End Manufacturing organization as General Manager of the Rousset 8” (200mm) plant, eventually assuming responsibilities for the 6” and 8” wafer fab operations at the site. In 2005, Chery successfully led our restructuring program for 6” front-end wafer manufacturing and he moved to Singapore, where, in 2006, his efforts earned him the responsibility for our Asia-Pacific Front-End Manufacturing operations and EWS (electrical wafer-sort) operations. In February 2009, he was appointed a member of ST-Ericsson’s Board of Directors.

Andrea Cuomo is Executive Vice President and General Manager, Sales & Marketing, Europe, Middle East and Africa. After studying at Milano Politecnico in Nuclear Sciences, with a special focus on analog electronics, Mr. Cuomo joined us in 1983 as a System Testing Engineer, and from 1985 to 1989 held various positions to become Automotive Marketing Manager, then computer and industrial product manager . In 1989, Mr. Cuomo was appointed Director of Strategy and Market Development for the Dedicated Products Group, and in 1994 became Vice President of the Headquarters Region, responsible for Corporate Strategic Marketing and for Sales and Marketing to ST Strategic Accounts. In 1998, Mr. Cuomo was appointed as Vice President responsible for Advanced System Technology and in 2002, Mr. Cuomo was appointed as Corporate Vice President and Advanced System Technology General Manager. In 2004, he was given the additional responsibility of serving as our Chief Strategy officer and was promoted to Executive Vice President.

Carlo Ferro is Executive Vice President, Chief Financial Officer. Mr. Ferro has served as our CFO since May 2003. Mr. Ferro graduated with a degree in Business and Economics from the LUISS Guido Carli University in Rome, Italy in 1984, and has a professional qualification as a Certified Public Accountant in Italy. From 1984 through 1996, Mr. Ferro held a series of positions in finance and control at Istituto per la Ricostruzione Industriale-IRI S.p.A. (“IRI”), and Finmeccanica. Mr. Ferro served as one of our Supervisory Board Controllers from 1992 to 1996. Mr. Ferro was also a part-time university professor of Planning and Control until 1996. From 1996 to 1999, Mr. Ferro held positions at EBPA NV, a process control company listed on the NYSE, rising to Vice President Planning and Control and principal financial officer. Mr. Ferro joined us in June 1999 as Group Vice President Corporate Finance, overseeing finance and accounting for all affiliates worldwide, and served as Deputy CFO from April 2002 through April 2003. Mr. Ferro holds positions on the board of directors of several of our affiliates. He is also a part-time professor of finance at the University LUISS Guido Carli in Rome (Italy). As of February 1, 2009, he is a member of ST-Ericsson’s Board of Directors, as well as Chair of its Audit Committee.

Otto Kosgalwies is Executive Vice President, Infrastructure and Services, with responsibility for all of our corporate activities related to Information Technology, Logistics, and Procurement and Material Management, with particular emphasis on the complete supply chain between customer demand, manufacturing execution, inventory management, and supplier relations. Mr. Kosgalwies has been with us since 1984 after graduating with a degree in Economics from Munich University. From 1992 through 1995, he served as European Manager for Distribution, from 1995 to 2000 as Sales and Distribution Director for Central Europe, and since 1997 as CEO of our German subsidiary. In 2000, Mr. Kosgalwies was appointed Vice President for Sales and Marketing in Europe and General Manager for Supply Chain Management, where he was responsible at a corporate level for the effective flow of goods and information from suppliers to end users. In December 2007, he was promoted Executive Vice President and became responsible for capacity and investment planning at the corporate level.

Philippe Lambinet is Executive Vice President, General Manager Home Entertainment & Displays Group. He graduated from the Paris Ecole Supérieure d’Electricité in 1979 with a Master’s Degree in Electronics. He began his professional career as a software engineer with Control Data Corporation in 1979 and in 1980 joined Thomson’s semiconductor subsidiary EFCIS to work in product engineering. He later supervised ASIC Operations at Thomson’s Mostek Corporation in Carrollton, Texas and in 1990 took charge of design and marketing for Mixed Signal Semi-custom Products within the Company’s Programmable Products Group. In 1997, he became Group Vice President and General Manager of the Digital Video Division. He then joined Advanced Digital Broadcast Group (ADB) as CEO of ADB-SA and became CEO of ADB Holdings SA and Vice Chairman.

Carmelo Papa is our Executive Vice President and General Manager of our Industrial & Multi-segment Sector. He received his degree in Nuclear Physics at Catania University. Mr. Papa joined us in 1983 and in 1986 was appointed Director of Product Marketing and Customer Service for Transistors and Standard ICs. In 2000, Mr. Papa was appointed Corporate Vice President, Emerging Markets and in 2001, he took on additional worldwide responsibility for our Electronic Manufacturing Service to drive forward this new important channel of business. From January 2003 through December 2004, he was in charge of formulating and leading our strategy to expand our customer base by providing dedicated solutions to a broader selection of customers, one of our key growth areas. In 2005, he was named Corporate Vice President.

Jeffrey See is our Executive Vice President and General Manager, Central Packaging & Test Manufacturing. After Mr. See graduated from the Singapore Polytechnic in 1965, he became a Chartered Electronic Engineer at the Institution of Electrical Engineers (IEE) in the UK. In 1969, Mr. See joined SGS Microelettronica, a forerunner company of ST, as a Quality Supervisor at its first Assembly and Test facility in Toa Payoh, Singapore and was promoted to Deputy Back-End Plant Manager in 1980. In 1983, Mr. See was appointed to manage the start-up of the region’s first wafer fabrication plant (125-mm) in Ang Mo Kio, Singapore and became General Manager of the front-end operations in 1992. In 2001, Mr. See was appointed Vice President and Assistant General Manager of Central Front-End Manufacturing and General Manager of the Asia Pacific Manufacturing Operations, responsible for wafer fabrication and electrical wafer sort in the region.

Executive Staff

Gian Luca Bertino is our Corporate Vice President, Computer and Communications Infrastructure. He graduated in 1985 in Electronic Engineering from the Polytechnic of Turin. From 1986 to 1997 he held several positions within the Research and Development organization of Olivetti’s semiconductor group before joining ST in 1997. Previously, he was Group Vice President, Peripherals, General Manager of our Data Storage Division within the Telecommunications, Peripherals and Automotive (TPA) Groups.

Ugo Carena is Corporate Vice President, Automotive Products. He graduated from the Polytechnic of Turin with a degree in Mechanical Engineering. His semiconductor career began in 1977 within Olivetti’s semiconductor group. He joined ST in 1997 and he held the position of Telecommunications, Peripherals and Automotive (TPA) Groups Vice President, General Manager Computer Peripherals and Industrial Group, until he was appointed to his current position.

Marco Luciano Cassis is Corporate Vice President, Japan region. He graduated from the Polytechnic of Milan with a degree in Electronic Engineering. Cassis joined us in 1988 as a mixed-signal analog designer for car radio applications. In 1993, Cassis moved to Japan to support our newly created design center with his expertise in audio products. Then in 2000, Cassis took charge of the Audio Business Unit and a year later he was promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support, and customer services. In 2004, Cassis was named Vice President of Marketing for the automotive, computer peripheral, and telecom products. In 2005, he advanced to Vice President APG and joined the Board of the Japanese subsidiary, STMicroelectronics K.K.

Patrice Chastagner is Corporate Vice President, Human Resources. He is a graduate of the HEC business school in France and in 1988 became the Grenoble Site Director, guiding the emergence of this facility to become one of the most important hubs in Europe for advanced, complex silicon chip development and solutions. As Human Resources Manager for the Telecommunications, Peripherals and Automotive (TPA) Groups, which was our largest product group at the time, he was also TQM Champion and applied the principle of continuous improvement to human resources as well as to manufacturing processes. Since March 2003, he has also been serving as Chairman of STMicroelectronics S.A. in France.

Claude Dardanne is Corporate Vice President and General Manager of our Microcontrollers, Memories & Smartcards (MMS) Group, part of our Industrial & Multi-segment Sector, in January 2007. Mr. Dardanne graduated from the Ecole Supérieure d’Ingénieurs en Génie Electrique de Rouen in France with a Master’s degree in Electronic Engineering. After graduation, Mr. Dardanne spent five years at Thomson Semiconducteurs in France before moving to North America as a Field Application Engineer. From 1982, Mr. Dardanne was responsible for marketing of Microcontrollers & Microprocessor products in North America and, in 1987, Mr. Dardanne was appointed Thomson’s Worldwide Marketing Manager for Microcontrollers & Microprocessors in France. In 1989, Mr. Dardanne joined Apple Computer, France, as Marketing Director, responsible for business development in segments including Industrial, Education, Banking and Communications. From 1991 to 1994, Mr. Dardanne served as Marketing Director at Alcatel-Mietec in Belgium and in 1994, Mr. Dardanne rejoined Thomson (which by then had merged with SGS Microelettronica) as Director of Central Marketing for the Memory Products Group (MPG). In 1998, Mr. Dardanne became the head of the EEPROM division. In 2002, Mr. Dardanne was promoted to Vice President of the Memory Products Group and General Manager of the Serial Non-Volatile Memories division and in 2004, he was promoted to Deputy General Manager, Memory Products Group, where his responsibilities included the management of our Smartcard Division.

Alisia Grenville is Corporate Vice President, Chief Compliance Officer. She graduated from Queen’s University in Kingston, Ontario with an honor’s degree in French and Italian and from the University of Sussex with a bachelor in law (LLB). Between 1999 and 2004, Grenville worked in top-tier American law firms as a corporate associate, specializing in bank finance, capital markets and M&A transactions, as well as governance, based in both New York and Frankfurt. In 2004, Grenville became a Senior Compliance Officer at Zurich Financial Services in Zurich. In 2005, she became the Head of Legal Compliance for Serono, S.A. in Geneva, and she joined ST in December 2007. Grenville is also in charge of the Executive Secretariat of the Supervisory Board, and supervises the Company’s Internal Audits in addition to chairing the Company’s Ethics Committee.

François Guibert is Corporate Vice President, Asia Pacific Region. He was born in Beziers, France in 1953 and graduated from the Ecole Supérieure d’Ingénieurs de Marseilles in 1978. After three years at Texas Instruments, he joined Thomson Semiconducteurs in 1981 as Sales Manager Telecom. From 1983 to 1986, he was responsible for ICs and strategic marketing of telecom products in North America. In 1988 he was appointed Director of our Semi-custom Business for Asia Pacific and in 1989 he became President of ST-Taiwan. Since 1992 he has occupied senior positions in Business Development and Investor Relations and was Group Vice President, Corporate Business Development which includes M&A activities from 1995 to the end of 2004. In January 2005, Mr. Guibert was promoted to the position of Corporate Vice President, Emerging Markets Region and in October 2006, he was appointed to his current position. In 2008, Mr. Guibert was appointed a member of Veredus’ Board of Directors.

Robert Krysiak is Corporate Vice President and General Manager, Greater China Region, and focuses exclusively on our operations in China, Hong Kong and Taiwan. He graduated from Cardiff University with a degree in Electronics and holds an MBA from the University of Bath. In 1983, Mr. Krysiak joined INMOS, as a

VLSI Design Engineer. Then in 1992, Mr. Krysiak formed a group dedicated to the development of CPU products based on the Reusable-Micro-Core architecture. Mr. Krysiak was appointed Group Vice President and General Manager of our 16/32/64 and DSP division in 1997. In 1999, Mr. Krysiak became Group Vice President of the Micro Cores Development, and in 2001, he took charge of our DVD division. He was a Marketing Director for HPC before assuming his current responsibilities.

Loïc Liétar is Corporate Vice President, Corporate Business Development. He graduated with a degree in Engineering from the Ecole Polytechnique, Paris, in 1984, a degree in Microelectronics from Orsay University (1985), and he holds an MBA from Columbia University, New York (1993). Liétar joined Thomson Semiconducteurs in 1985 as an analog IC designer in Grenoble, France. Between 1987 and 1998 he held several positions in R&D Management and Marketing in Milan, Paris and Singapore. In 1999, he was appointed Director of Advanced System Technologies U.S. Labs, and in 2003, was named General Manager of our Cellular Terminals Division, later moving to our Application Processor Division. In 2006, Loïc Liétar was promoted to Group Vice President, Strategies, for our Strategies and System Technologies Group and, in January 2008, was appointed Corporate Vice President, Corporate Business Development. As of February 1, 2009, he is a member of ST-Ericsson’s Board of Directors.

Pierre Ollivier is Corporate Vice President, General Counsel. He obtained a Law Degree at Caen University in 1976 and a postgraduate degree in International Business law at Paris 1 University in 1978. After graduation, he joined Clifford Turner (now Clifford Chance) and then, in 1982, joined Stein Heurtey, an engineering firm, where he was responsible for legal affairs. In 1984, Ollivier joined Thomson CSF where he first worked in the Electronics systems and equipment branch, later moving to corporate headquarters. Ollivier became general counsel of STMicroelectronics in 1990, a position he has held since. From 1994 until 2007, he also acted as Executive Secretary to the Secretariat of the Supervisory Board. In January 2008, Ollivier was promoted to Corporate Vice President, General Counsel. In addition to legal matters involving contracts, litigation and general corporate matters, his responsibilities include developing the protection and extraction of value from ST’s Intellectual Property, as well as the negotiation and management of worldwide insurance programs for ST’s global group of companies.

Carlo Emanuele Ottaviani is Corporate Vice President, Communications. He began his career in 1965 in the Advertisement and Public Relations Office of SIT-SIEMENS, today known as ITALTEL. He later had responsibility for the activities of the associated semiconductor company ATES Electronic Components. ATES merged with the Milan-based SGS in 1971, and Mr. Ottaviani was in charge of the advertisement and marketing services of the newly formed SGS-ATES. In 1975, he was appointed Head of Corporate Communication worldwide, and has held this position since that time. In 2001, Mr. Ottaviani was appointed by STMicroelectronics Foundation, an independent charitable organization, as its President.

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

Compensation

Pursuant to the decisions adopted by our shareholders at the annual shareholders’ meeting held on May 14, 2008, the aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2008 was €1,063,625 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors’ Fees

Antonino Turicchi(1)	€144,250
Gérald Arbola	€161,500
Raymond Bingham	€94,625
Matteo del Fante(1)	€23,250
Douglas Dunn	€97,625
Didier Lamouche	€88,500
Didier Lombard	€98,250
Alessandro Ovi	€81,875
Bruno Steve	€109,000
Tom de Waard(2)	€164,750

Total	€1,063,625

(1)	Mr. Matteo del Fante was a Supervisory Board member until our 2008 annual shareholders’ meeting, at which time he was succeeded by Mr. Antonino Turicchi.

(2)	Compensation, including attendance fees of $2,000 per meeting of our Supervisory Board or committee thereof, was paid to Clifford Chance LLP.

We do not have any service agreements with members of our Supervisory Board.

The total amount paid as compensation in 2008 to our executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO as well as former executive officers employed by us during 2008, was approximately $15.95 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $2,554,133 million. Within such amount, the remuneration of our current sole member of our Managing Board and President and CEO in 2008 was:

Sole Member of Our Managing Board and President and CEO	Salary(2)	Bonus(1)	Non-cash Benefits(3)	Total

Carlo Bozotti	$917,253	$663,948	$972,932	$2,554,133

(1)	The bonus paid to the sole member of our Managing Board and President and CEO during the 2008 financial year was approved by the Compensation Committee, and approved by the Supervisory Board in respect of the 2007 financial year, based on fulfillment of a number of pre-defined objectives for 2007.

(2)	Our Supervisory Board, upon the recommendation of our Compensation Committee, approved an annual salary for 2008 for our Managing Board and President and CEO of $700,000, with an exchange rate for the salary paid in Euro fixed at €1.00 to $1.20 and an exchange rate for the salary paid in Swiss Francs of approximately CHF 1.00 to $0.90.

(3)	Including stock awards, employer social contributions, company car allowance and miscellaneous allowances.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders’ meeting on May 14, 2008 for a three-year period. At our annual shareholders’ meeting in 2011, the mandate of Mr. Bozotti will expire. In each of the years 2006, 2007 and 2008, Mr. Bozotti was granted, pursuant to the compensation policy approved by the shareholders’ meeting, up to 100,000 nonvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

In 2008, our Supervisory Board approved the terms of Mr. Bozotti’s employment by us, which are consistent with the compensation policy approved by our 2005 annual shareholders’ meeting. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, EIP, Pension and other items covered by the compensation policy approved by our shareholders.

Consistent with this compensation policy, the Supervisory Board, upon the recommendation of its compensation committee, set in July 2008 the criteria to be met for Mr. Bozotti for attribution of his 2008 bonus (based on new product introductions, market share and budget targets, corporate governance initiatives). The Supervisory Board, however, has not yet determined the amount of the CEO bonus for 2008.

With regard to Mr. Bozotti’s 2007 stock awards, the Supervisory Board, upon the recommendation of its Compensation Committee, concluded that only two of the three criteria established by the Supervisory Board had been achieved in 2007. Mr. Bozotti was, therefore, entitled to receive 83,333 stock awards originally granted in 2007, which vest as defined by the Plan one year, two years and three years, respectively, after the date of the grant, provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2008 stock awards, the Supervisory Board upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board, however, has not yet determined whether the performance criteria which condition the vesting (and which, like for all employees benefiting from nonvested share awards, are linked to sales, operations, income and return on net assets) have been met.

During 2008, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. In respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2008 we made a contribution of $0.3 million to the plan of our current President and Chief Executive Officers, $0.6 million to the plan of our Chief Operating Officer, and $0.6 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2008 and no longer salaried in 2008 were $0.5 million.

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

The current members of our Executive Committee and the Managing Board were covered in 2008 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2008 to provide pension, retirement or similar benefits for our Executive Committee and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $3.81 million, which includes statutory employer contributions for state-run retirement, similar benefit programs and other miscellaneous allowances.

Share Ownership

None of the members of our Supervisory Board and Managing Board or our executive officers holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Awards and Options

Our stock options and stock award plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock-based compensation plans comprising either stock options or nonvested stock awards that benefit our President and CEO as well as key employees (employee stock options and/or employee nonvested stock award plans) and stock options or vested stock awards that benefit our Supervisory Board members and professionals (Supervisory Board stock options and/or stock award plans).

Following changes in the accounting and tax treatment of stock options, we have, since 2005, transitioned our stock-based compensation plans from stock-option grants to vested or nonvested stock awards. Pursuant to the shareholders’ resolutions adopted by our 2006, 2007 and 2008 annual shareholders’ meeting, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	amended grants pursuant to the 2005 stock-based compensation plan for Supervisory Board members and professionals at our 2007 annual shareholders’ meeting;

•	adopted our 2006 and 2007 nonvested Stock Award Plan for Executives and Key Employees (the “Employee USA Plan”) with the goal of enhancing our ability to retain key employees and motivate them to work to create shareholder value and, in addition, approved vesting conditions linked to our future performance and continued service with us; and

•	approved our 2008 nonvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us.

We use our treasury shares to cover the stock awards granted under the Employee USA Plans in 2006, 2007 and 2008. As of March 31, 2009, 6,940,689 stock awards granted in relation to the 2006, 2007 and 2008 plans had vested, leaving 35,979,531 treasury shares outstanding as of March 31, 2009. The 2008 Employee nonvested stock award plan generated an additional charge of $7 million in the consolidated statements of income for 2008, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

The exercise of stock options and the sale or purchase of shares of our stock by the members of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employee and Managing Board Stock-Based Compensation Plans

1995 Stock Option Plan.  On October 20, 1995, our shareholders approved resolutions authorizing the Supervisory Board, for a period of five years, to adopt and administer a stock option plan that provided for the granting to our managers and professionals of options to purchase up to a maximum of 33 million common shares (the “1995 Stock Option Plan”). We granted options to acquire a total of 31,561,941 shares pursuant to the 1995 Stock Option Plan as indicated.

The description of our 1995 Stock Option Plan as indicated in the following table, takes into consideration the 2:1 stock split effected on June 16, 1999 and the 3:1 stock split effected on May 5, 2000. The term “options outstanding” means options existing as of December 31, 2008 not cancelled or exercised by their respective beneficiaries (employees and members or professionals of our Supervisory Board). Options are cancelled either because the beneficiary waives them or because the beneficiary loses the right to exercise them when leaving the company (with the exception of retirement or termination of employment pursuant to collective plans or restructurings).

As of March 31, 2009 the total number of options exercised pursuant to the 1995 Stock Option Plan was 14,523,601. The number of options, which can no longer be exercised, because they have expired or been cancelled, was 17,038,340, and there are no options outstanding, which can still be exercised.

2001 Stock Option Plan.  At the annual shareholders’ meeting on April 25, 2001, our shareholders approved resolutions authorizing the Supervisory Board, for a period of five years, to adopt and administer a stock option plan (in the form of five annual tranches) that provided for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and President and CEO is determined by our Compensation Committee, upon delegation from our Supervisory Board and, since 2005, has been submitted for approval by our annual shareholders’ meeting. The amount of stock options granted to other employees was made by our Compensation Committee on delegation by our Supervisory Board and following the recommendation of the sole member of our Managing Board and President and CEO. In addition, the Supervisory Board delegated to the sole member of our Managing Board and President and CEO the flexibility to grant, each year, up to a determined number of share awards to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

In 2005, our shareholders at our annual shareholders’ meeting adopted a modification to our 2001 Stock Option Plan so as to provide the grant of up to four million nonvested stock awards instead of stock options to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards instead of stock options to our President and CEO. A total of 4,159,915 shares have been awarded pursuant to the modification of such Plan, which include shares that were awarded to employees who subsequently left our Company thereby forfeiting their awards. Certain forfeited share awards were subsequently awarded to other employees.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence the beneficiaries of the nonvested stock awards at the defined vesting dates in 2006, 2007 and 2008.

1995 Plan (Employees)
October 20, 1995
(outstanding grants)

	Special Grant	Tranche 5	Special Grant	Tranche 6	Special Grant	Tranche 7

Date of Supervisory Board Meeting	24-Jan-00	16-Jun-00	18-Sep-00	11-Dec-00	18-Dec-00	1-Mar-01
Total Number of Shares which may be purchased	150,000	5,331,250	70,000	2,019,640	26,501	113,350
Vesting Date	24-Jan-03	16-Jun-02	18-Sep-02	11-Dec-02	18-Dec-02	1-Mar-03
Expiration Date	24-Jan-08	16-Jun-08	18-Sep-08	11-Dec-08	18-Dec-08	1-Mar-09
Exercise Price	$55.25	$62.01	$52.88	$50.69	$44.00	$31.65
Terms of Exercise	50% on	32% on	32% on	32% on	32% on	32% on
	24-Jan-03	16-Jun-02	18-Sep-02	11-Dec-02	18-Dec-02	1-Mar-03
	50% on	32% on	32% on	32% on	32% on	32% on
	24-Jan-04	16-Jun-03	18-Sep-03	11-Dec-03	18-Dec-03	1-Mar-04
		36% on	36% on	36% on	36% on	36% on
		16-Jun-04	18-Sep-04	11-Dec-04	18-Dec-04	1-Mar-05
Number of Shares to be acquired with Outstanding Options as of March 31, 2009	0	0	0	0	0	0
Held by Managing Board/Executive Officers	0	0	0	0	0	0

2001 Plan (Employees)
April 25, 2001
(outstanding grants)

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7

Date of the grant	27-Apr-01	4-Sep-01	1-Nov-01	2-Jan-02	25-Jan-02	25-Apr-02	26-Jun-02
Total Number of Shares which may be purchased	9,521,100	16,000	61,900	29,400	3,656,103	9,708,390	318,600
Vesting Date	27-Apr-03	4-Sep-03	1-Nov-03	2-Jan-04	25-Jan-03	25-Apr-04	26-Jun-04
Expiration Date	27-Apr-11	4-Sep-11	1-Nov-11	2-Jan-12	25-Jan-12	25-Apr-12	26-Jun-12
Exercise Price	$39.00	$29.70	$29.61	$33.70	$31.09	$31.11	$22.30
Terms of Exercise	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	27-Apr-03	4-Sep-03	1-Nov-03	2-Jan-04	25-Jan-03	25-Apr-04	26-Jun-04
	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	27-Apr-04	4-Sep-04	1-Nov-04	2-Jan-05	25-Jan-04	25-Apr-05	26-Jun-05
	36% on 27-Apr-05	36% on 4-Sep-05	36% on 1-Nov-05	36% on 2-Jan-06		36% on 25-Apr-06	36% on 26-Jun-06
Number of Shares to be acquired with Outstanding Options as of March 31, 2009	7,517,820	7,000	43,750	19,900	2,793,151	7,888,398	135,606
Held by Managing Board/Executive Officers	339,500	0	0	0	133,225	351,030	0

2001 Plan (Employees) (continued)
April 25, 2001
(outstanding grants)

	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17

Date of the grant	1-Aug-02	17-Dec-02	14-Mar-03	3-Jun-03	24-Oct-03	2-Jan-04	26-Apr-04	1-Sep-04	31-Jan-05	17-Mar-05
Total Number of Shares which may be purchased	24,500	14,400	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	1-Aug-04	17-Dec-04	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
Expiration Date	1-Aug-12	17-Dec-12	14-Mar-13	3-Jun-13	24-Oct-13	2-Jan-14	26-Apr-14	1-Sep-14	31-Jan-15	17-Mar-15
Exercise Price	$20.02	$21.59	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1-Aug-04	17-Dec-04	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1-Aug-05	17-Dec-05	14-Mar-06	3-Jun-06	24-Oct-06	2-Jan-07	26-Apr-07	1-Sep-07	31-Jan-08	17-Mar-08
	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on
	1-Aug-06	17-Dec-06	14-Mar-07	3-Jun-07	24-Oct-07	2-Jan-08	14-Mar-08	1-Sep-08	31-Jan-09	17-Mar-09
Number of Shares to be acquired with Outstanding Options as of March 31, 2009	13,100	14,400	9,542,571	173,650	119,150	15,200	10,168,310	112,466	17,300	13,100
Held by Managing Board/ Executive Officers	0	0	419,700	0	31,000	0	507,000	0	0	0

2006 nonvested Stock Award Plan

In 2006, our shareholders at our annual shareholders’ meeting approved the grant of up to five million nonvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,131,640 shares have been awarded under such plan as of March 31, 2009, out of which up to 1,651,644 remain outstanding but nonvested as of March 31, 2009.

2007 nonvested Stock Award Plan

In 2007, our shareholders at our annual shareholders’ meeting approved the grant of up to six million nonvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,911,840 shares have been awarded under such plan as of March 31, 2009, out of which up to 3,529,864 remain outstanding but nonvested as of March 31, 2009.

2008 nonvested Stock Award Plan

In 2008, our shareholders at our annual shareholders’ meeting approved the grant of up to six million nonvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,773,705 shares have been awarded under such Plan as of March 31, 2009, out of which up to 5,684,455 remain outstanding but nonvested as of March 31, 2009.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board has approved the conditions which shall apply to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2008, and to the continued presence at the defined vesting dates in 2009, 2010 and 2011 of the beneficiaries of the nonvested stock awards.

Furthermore, the Compensation Committee approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed for 2008 six million shares.

The implementation of our Stock-Based Compensation Plan for Employees is subject to periodic proposals from our Managing Board to our Supervisory Board, and recommendations by the Compensation Committee of our Supervisory Board.

Supervisory Board Stock Option Plans

1999 Stock Option Plan for members and professionals of our Supervisory Board.  A plan was adopted in 1999 for a three-year period expiring on December 31, 2001 (the “1999 Stock Option Plan”), providing for the grant of at least the same number of options as were granted during the period from 1996 to 1999.

2002 Stock Option Plan for members and professionals of our Supervisory Board.  A 2002 plan was adopted on March 27, 2002 (the “2002 Stock Option Plan”). Pursuant to this 2002 Plan, the annual shareholders’ meeting authorized the grant of 12,000 options per year to each member of our Supervisory Board during the course of his three-year tenure (during the three-year period from 2002-2005), and 6,000 options per year to all of the professionals. Pursuant to the 1999 and 2002 Plans, stock options for the subscription of 1,219,500 shares were granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of our Supervisory Board under the 1999, and 2002 Stock Option Plans as shown in the table below:

1999 and 2002 Plans
(for Supervisory Board Members and Professionals)
(outstanding grants)

Date of Annual	May 31, 1999		March 27, 2002
Shareholders’ Meeting	Tranche 2	Tranche 3	Tranche 1	Tranche 2	Tranche 3

Date of the grant	16-Jun-00	27-Apr-01	25-Apr-02	14-Mar-03	26-Apr-04
Total Number of Shares which may be purchased	103,500	112,500	132,000	132,000	132,000
Vesting Date	16-Jun-01	27-Apr-02	25-May-02	14-Apr-03	26-May-04
Expiration Date	16-Jun-08	27-Apr-11	25-Apr-12	14-Mar-13	26-Apr-14
Exercise Price	$62.01	$39.00	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable	All exercisable	All exercisable	All exercisable	All exercisable
	after 1 year	after 1 year	after 1 year	after 1 year	after 1 year
Number of Shares to be acquired with Outstanding Options as of March 31, 2009	0	90,000	108,000	108,000	132,000

At March 31, 2009, options to purchase a total of 90,000 common shares were outstanding under the 1999 Stock Option Plan and options to purchase 348,000 common shares were outstanding under the 2002 Supervisory Board Stock Option Plan.

2005, 2006 and 2007 Stock-based Compensation for members and professionals of the Supervisory Board.  Our 2005 Annual Shareholders’ meeting approved the adoption of a three year stock based compensation plan for

Supervisory Board members and Professionals. The plan provided for the grant of a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares for each of the Professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our share. Pursuant to our 2007 annual shareholders’ meeting, the 2005 plan was modified as the maximum number was increased to 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares per year for each professional of the Supervisory Board for the remaining year of the plan.

In 2005, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2008. In 2006, 66,000 shares were granted to the beneficiaries under such plan, out of which 14,000 were outstanding as of March 31, 2009. In 2007, 165,000 shares were granted to the beneficiaries under such plan, out of which 90,000 were outstanding as of March 31, 2009.

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock-Based Compensation Plan as of March 31, 2009. See Note 18 to our Consolidated Financial Statements.

	2005	2006	2007

Total number of Shares outstanding	0	14,000	90,000
Expiration date	25-Oct-15	29-Apr-16	28-Apr-17

2008, 2009 and 2010 Stock-based Compensation for members and professionals of the Supervisory Board.  Our 2008 annual shareholders’ meeting approved the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our share. At March 31, 2009, 165,000 shares had been awarded under this plan, out of which up to 142,500 remain outstanding but unvested. The expiration date for the outstanding shares is May 14, 2018.

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

	At December 31,
	2008	2007	2006

France	8,920	10,560	10,660
Italy	8,120	10,090	10,320
Rest of Europe	1,070	1,730	1,580
United States	3,020	3,120	3,280
Malta and Morocco	5,760	6,990	7,330
Asia	17,640	19,690	18,600
ST-NXP Wireless	7,280	—	—

Total	51,810	52,180	51,770

	At December 31,
	2008	2007	2006

Research and development	11,900	10,570	10,300
Marketing and Sales	2,670	2,870	2,850
Manufacturing	32,290	33,520	33,420
Administration and General Services	2,470	2,570	2,600
Divisional Functions	2,480	2,650	2,600

Total	51,810	52,180	51,770

Our future success, in particular in a period of strong increased demand, will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are represented at several of our manufacturing facilities. We use temporary employees, if required, during production spikes and, in Europe, during summer vacations. We have not experienced any significant strikes or work stoppages in recent years, other than in Rennes, France in connection with the closure of this plant. Management believes that our relations with employees are good.

As part of our commitment to the principles of PSE, we founded ST University in 1994 to develop an internal education organization, responsible for organizing training courses to executives, engineers, technicians and sales personnel within STMicroelectronics and coordinating all training for our employees.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of February 13, 2009:

	Common Shares Owned
Shareholders	Number	%

STMicroelectronics Holding II B.V. (“ST Holding II”)	250,704,754	27.5
Public	494,721,710	54.3
Brandes Investment Partners(1)	79,686,369	8.8
Capital World Investors	49,164,000	5.4
Treasury shares	36,030,472	3.9
Total	910,307,305	100

(1)	According to information filed February 12, 2009 on Schedule 13G, Brandes Investment Partners’ shares in our company are beneficially owned by the following group of entities: Brandes Investment Partners, L.P., Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby.

Our principal shareholders do not have different voting rights from those of our other shareholders.

ST Holding II is a wholly owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”). As of December 31, 2008, FT1CI (the “French Shareholder”), controlled by Areva and CEA, and a consortium of Italian shareholders (the “Italian Shareholders”) made up of CDP and Finmeccanica directly held 50% each in ST Holding. CDP held 30% in ST Holding and Finmeccanica held 20% in ST Holding. FT1CI and the Italian Shareholders’ indirect interest in us is split on a 50%-50% basis. Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI indirectly held 125,352,377 of our common shares, representing 13.75% of our issued share capital as of December 31, 2008, CDP indirectly held 91,644,941 of our common shares, representing 10.05% of our issued share capital as of December 31, 2008 and Finmeccanica indirectly held 33,707,436 of our common shares, representing 3.7% of our issued share capital as of December 31, 2008. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of respectively FT1CI, CDP and Finmeccanica, will decrease or, as the case may be, increase the indirect interest of respectively FT1CI, CDP and Finmeccanica in our issued share capital. FT1CI was formerly a jointly held company set up by Areva and France Telecom to control the interest of the French Shareholders in ST Holding. Following the transactions described below, Areva and CEA are, as of December 31, 2008, the sole shareholders of FT1CI. Areva (formerly known as CEA-Industrie) is a corporation controlled by CEA. Areva is listed on Euronext Paris in the form of Investment Certificates. CEA is a French government funded technological research organization. CDP is an Italian corporation 70% owned by the Italian Ministero dell’Economia e delle Finanze (the “Ministry of Economy and Finance”) and 30% owned by a consortium of 66 Italian banking foundations. Finmeccanica is a listed Italian holding company majority owned by the Italian Ministry of Economy and Finance and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario (“MTA”) and is included in the S&P/MIB 30 stock index.

ST Holding II owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding may further dispose of its shares as provided below in “— Shareholders’ Agreements — STH Shareholders’ Agreement” and “— Disposals of our Common Shares” and pursuant to the eventual conversion of our outstanding convertible instruments. Set forth below is a table of ST Holding II’s holdings in us as of the end of each of the past three financial years:

	Common Shares Owned
	Number	%

December 31, 2008	250,704,754	27.5
December 31, 2007	250,704,754	27.5
December 31, 2006	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CEA, CDP, FT1CI or Finmeccanica may come at any time.

The chart below illustrates the shareholding structure as of February 24, 2009:

(1)	FT1CI owns 50% of ST Holding and indirectly holds 125,352,377 of the Company’s common shares.

(2)	CDP and Finmeccanica own 50% of ST Holding and indirectly hold 91,644,941 and 33,707,436 of the Company’s common shares, respectively. CDP owns 30% of ST Holding, while Finmeccanica owns 20% of ST Holding based on voting rights.

(3)	ST Holding II owns 27.5% of the Company’s shares, the Public owns 54.3% of the Company’s shares and the Company holds 4.0% as Treasury Shares.

On August 12, 2003, Finmeccanica Finance, a subsidiary of Finmeccanica, issued €438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the “Finmeccanica Notes”). On September 1, 2003, Finmeccanica Finance issued an additional €62,675,000 aggregate principal amount of Finmeccanica Notes, raising the issue size to €501,400,000. The Finmeccanica Notes have been exchangeable at the option of the holder since January 2, 2004 into up to 20 million of our existing common shares held by ST Holding II, or 2.3% of our then-outstanding share capital. The Finmeccanica Notes have an initial exchange ratio of 39.8883 shares per note, which remains unchanged as of December 31, 2008, and is equivalent to an ST share price of €25.07. As of December 31, 2008, none of the Finmeccanica Notes had been exchanged for our common shares.

On February 26, 2008, Finmeccanica agreed to sell 26,034,141 of our common shares to FT1CI. FT1CI’s acquisition of the shares was financed by CEA, the parent company of Areva, and, hence, CEA has become a shareholder of FT1CI and now adheres to the STH Shareholders’ Agreement.

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

Shareholders’ Agreements

STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001 and restated on March 17, 2004. On February 26, 2008, the shareholders’ agreement was further amended (as amended, the “STH Shareholders’ Agreement”) concerning:

•	the decision of our French Shareholder and Italian Shareholders to equally align their respective equity participation in our Company, held through STH, through an agreed sale by Finmeccanica to FT1CI of 26,034,141 of our common shares or approximately 2.85% of our share capital;

•	the fact that CEA, a company owned and controlled by the French State and the controlling shareholder of Areva financed the acquisition of the shares being purchased by FT1CI from Finmeccanica and, upon such acquisition, also became a party to the STH Shareholders’ Agreement;

•	the decision to extend for a further three year period until March 17, 2011 the balancing period as defined under the STH Shareholders’ Agreement (see below under “Corporate Governance”); and

•	the decision to increase from 9.5% to 10.5% the minimum voting stakes to be held respectively by our French Shareholder and Italian Shareholders (see below under “Corporate Governance”).

The current parties to the STH Shareholders’ Agreement are Areva, CEA, CDP, Finmeccanica and FT1CI. The February 26, 2008 amended and restated agreement supercedes and replaces all previous agreements. CDP and Finmeccanica entered into an agreement that provides for the transfer of certain of the rights of Finmeccanica under the STH Shareholders’ Agreement to CDP. See “— Other Shareholders’ Agreements — Italian Shareholders’ Pact” below.

Pursuant to the terms of the STH Shareholders’ Agreement and for the duration of such agreement, FT1CI, on the one hand, and the Italian Shareholders, on the other hand, have agreed to maintain equal interests in our share capital. See further details below.

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

Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance of the indirect interests in us between FT1CI and Finmeccanica/CDP (FT1CI and Finmeccanica/CDP are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” is defined as (i) a period through March 17, 2011, provided that each STH Shareholder owns at all times a voting stake at least equal to 10.5% of our issued and outstanding shares, and (ii) subject to the aforementioned condition, thereafter as long as each STH Shareholder owns at any time, including as a result of the exercise of the “Re-balancing Option” (as defined below), a voting stake equal to at least 47.5% of the total voting stakes. During the Balance Period, each of FT1CI and Finmeccanica (together with CDP) has an option to rebalance their shareholdings, referred to as the “Rebalancing Option”, as further described below.

During the Balance Period, the STH Shareholders agree that the holding company will have a managing board comprised of two members (one member designated by FT1CI, and one designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders’ Pact as described below) and a Supervisory Board comprised of eight members (four designated by FT1CI and four designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders’ Pact as described below). In November 2006, FT1CI, CDP and Finmeccanica decided to reduce the number of members of the Supervisory Board from eight to six (three designated by FT1CI and three designated by common agreement of Finmeccanica and CDP). The chairman of the Supervisory Board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between Finmeccanica and CDP on the one hand and FT1CI on the other hand. The current Chairman is Mr. Matteo del Fante (following the resignation of Mr. Gilbert Lehmann in 2008).

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of our Supervisory Board, and that of the holding company; (iii) information by our Managing Board and by our Supervisory Board, and those of the holding company; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and those of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and either or both Italian Shareholders or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.

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

Re-adjusting and Re-balancing options

The STH Shareholders’ Agreement provides that the parties have the right, subject to certain conditions, to re-balance their indirect holdings in our shares to achieve parity between FT1CI on the one hand and Finmeccanica and CDP on the other hand. If at any time prior to March 17, 2011, the voting stake in us of one of the STH Shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) falls below 10.5% due either to (a) the exchange by a third party of any exchangeable instruments issued by an STH Shareholder or (b) to an issuance by us of new shares subscribed to by a third party, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a “Re-adjusting Option.” In such case, the STH Shareholders will cause the holding company to purchase the number of our common shares necessary to increase the voting stake of such STH Shareholder to 10.5% of our issued and outstanding share capital.

If by December 17, 2010, the Balance Period has not already expired and if on such date the voting stake of one of the STH Shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) has fallen below 47.5% of our issued and outstanding share capital, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a “Re-balance Option” no later than 30 Business Days prior to March 17, 2011. In such case, the STH Shareholders will cause the holding company to purchase before March 17, 2011 the number of our common shares necessary to re-balance at 50/50% the respective voting stakes of the STH Shareholders.

Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and the Italian Shareholders, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

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

Preference Shares

On November 27, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”). Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is legally independent of our Company and our major shareholders. Our Supervisory Board approved this option agreement, dated February 7, 2007, to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. It provides for the issuance of up to a maximum of 540,000,000 preference shares. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

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

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the requirements of our Articles of Association.

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

French Shareholders’ Pact

Following FT1CI’s acquisition of approximately 26 million of our shares representing approximately 2.85% of our share capital, which was financed by CEA, CEA has become a minority shareholder of FT1CI and now adheres to the STH Shareholders’ Agreement.

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

Pursuant to Law Decree 269 of September 30, 2003 (as subsequently amended) and Decree of the Ministry of the Economy and Finance of December 5, 2003, CDP was transformed from a public entity into a joint stock limited liability company (società per azioni). While transforming itself into a holding company, CDP maintained its public interest purpose. CDP’s core business is to finance public investments and more specifically infrastructure and other major public works sponsored by the Republic of Italy, regions, local authorities, public agencies and other public bodies. By virtue of a special provision of Law Decree 269, the Ministry of Economy and Finance will always be able to exercise its control over CDP.

Related Party Transactions

One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman and CEO of France Telecom and a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of our Supervisory Board members are non-executive directors of Soitec, one of our Supervisory Board members is the CEO of Groupe Bull, one of the members of the Supervisory Board is also a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson, Flextronics and a subsidiary of Groupe Bull. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arms-length basis in line with market practices and conditions.

For the years ended December 31, 2008, December 31, 2007 and December 31, 2006, our related party transactions were primarily with our significant shareholders, or their subsidiaries and companies in which our management perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom, Equant, Orange, Finmeccanica, CDP, Flextronics, Oracle and Thomson. In addition, our CEO, Carlo Bozotti is Chairman of the Supervisory Board of Numonyx, the flash memory joint venture we set up with Intel and Francisco Partners effective March 30, 2008. Mr. Turicchi also serves on the Supervisory Board of Numonyx. Transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity investments as listed in Note 4, were as follows:

	December 31,	December 31,	December 31,
	2008	2007	2006

Sales & other services	325	272	118
Research and development expenses	(63)	(68)	(43)
Other purchases	(77)	(85)	(70)
Other income and expenses	(7)	(11)	(21)
Accounts receivable	63	44	20
Accounts payable	65	40	20
Other assets	—	2	—

For the years ended December 31, 2008, December 31, 2007 and 2006, the related party transactions were primarily with our significant shareholders, or their subsidiaries and companies in which management perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom, Equant, Orange, Finmeccanica, CDP, Flextronics, Oracle and Thomson.

Upon FMG deconsolidation and the creation of Numonyx, performs certain purchasing, service and revenue on-behalf of Numonyx. We had a net payable balance of $7 million as at December 31, 2008 as the result of these transactions, which is reported in the table above. These services ended in November 2008 when Numonyx was in a position to run the business by itself on a standalone basis. Additionally, as reported in Note 8, we recorded in 2007 costs amounting to $26 million to create the infrastructure necessary to prepare Numonyx to operate immediately following the FMG deconsolidation. These costs were reimbursed by Numonyx in 2008 following the closing of the transaction. Upon creation, Numonyx also entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. Intel and we have each granted in favor of Numonyx a 50% debt guarantee not joint and several. This debt guarantee is described in details in Note 4. The final terms at the closing date of the agreements on assets to be contributed included rights granted to Numonyx by us to use certain assets retained by us. We recorded as at December 31, 2008 a provision amounting to $87 million to reflect the value of such rights granted to our equity investment. The parties also retained the obligation to fund the severance payment (“trattamento di fine rapporto”) due to certain transferred employees by the defined amount of about $35 million which qualifies as a defined benefit plan and was classified on the line “Other non-current liabilities” as at December 31, 2008. Finally, we recorded a net long-term receivable amounted to $6 million corresponding to a tax credit Numonyx will pay back to us once cashed-in from the relevant taxing authorities.

Additionally we incurred in 2008, 2007 and 2006 amounts on transactions with Hynix Semiconductor Inc., with which we had until March 30, 2008 a significant equity investment, Hynix ST joint venture, described in detail in Note 4. In 2007 and 2006, Hynix Semiconductor Inc. increased its business transactions with us in order to supply products on behalf of the joint venture, which was not ready to fully produce and supply the volumes of specific products as requested by us. The amount of purchases and other expenses from Hynix Semiconductor Inc. was $161 million in 2007 and in 2006. The amount of sales and other services made in 2007 was $2 million. These transactions significantly decreased in 2008 upon the transfer of the joint venture to Numonyx, as described in Note 4. The amount of purchases and other expenses and the amount of sales and other services from Hynix Semiconductor Inc. was $2 million and $5 million in 2008, respectively. We had no significant payable or receivable balance as at December 31, 2008, while we had a payable amount of $18 million as at December 31, 2007 and $13 million as at December 31, 2006 towards Hynix Semiconductor Inc.

Additionally, upon integration of the wireless business acquired from NXP, as detailed in Note 3, certain purchasing and revenue transactions continue to be performed by the minority interest holder on-behalf of ST-NXP Wireless. These services will continue until such time that the needed systems are finalized and can be run by the joint venture. We also have services agreements for R&D, manufacturing and transitional services in place. The net expense for those services amounted to $71 million for the year ended December 31, 2008. In addition, we purchased wafers from NXP in the amount of $85 million for the year ended December 31, 2008. We had a net payable balance of $2 million as at December 31, 2008 as the result of these transactions. The terms of the agreement for the integration of NXP’s wireless business also included rights granted to NXP to obtain products from us at preferential pricing. We recorded as at December 31, 2008 a provision amounting to $8 million to reflect the value of such rights.

In addition, we participate in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain R&D activities, which are not included in the table above. The share of income (expense) recorded by us as R&D expenses incurred by E.I.G amounted to $9 million income in 2008 and $1 million expense in 2007 and 2006. At December 31, 2008, 2007 and 2006, we had no receivable or payable amount.

We contributed cash amounts totalling $1 million, for the years ended December 31, 2008, 2007 and 2006 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of our management.

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

On October 15, 2004, SanDisk filed a complaint for patent infringement and a declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleged that our products infringed on a single SanDisk U.S. patent (Civil Case No. C 04-04379JF). By an order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim, pending final determination in an action filed contemporaneously by SanDisk with the U.S. International Trade Commission (“ITC”), which covered the same patent claim asserted in Civil Case No. C 04-04379JF. The ITC action was subsequently resolved in our favor. On August 2, 2007, SanDisk filed an amended complaint in the United States District Court for the Northern District of California adding allegations of infringement with respect to a second SanDisk U.S. patent which had been the subject of a second ITC action and which was also resolved in our favor. On September 6, 2007, we filed an answer and a counterclaim alleging various federal and state antitrust and unfair competition claims. SanDisk filed a motion to dismiss our antitrust counterclaim, which was denied on January 25, 2008. On October 17, 2008, the Court issued an order granting in part and denying in part a summary judgment motion filed by SanDisk with respect to our antitrust counterclaims. Discovery is ongoing. SanDisk recently moved to add two additional related patents to the case. Such motion is currently pending. The trial date has not yet been set.

On October 14, 2005, we filed a complaint against SanDisk and its current CEO, Dr. Eli Harari, before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, the assignment or co-ownership of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. and actual, incidental, consequential, exemplary and punitive damages in an amount to be proven at trial. We are the successor to Waferscale Integration, Inc. by merger. SanDisk removed the matter to the United States District Court for the Northern District of California which remanded the matter to the Superior Court of California, County of Alameda in July 2006. SanDisk moved to transfer the case to the Superior Court of California, County of Santa Clara and to strike our claim for unfair competition, which were both denied by the trial court. SanDisk appealed these rulings and also moved to stay the case pending resolution of the appeal. On January 12, 2007, the California Court of Appeals ordered that the case be transferred to the Superior Court of California, County of Santa Clara. On August 7, 2007, the California Court of Appeals affirmed the Superior Court’s decision denying SanDisk’s motion to strike our claim for unfair competition. SanDisk appealed this ruling to the California Supreme Court, which refused to hear it. On August 26, 2008, the federal court granted our motion to remand the case back to Santa Clara County and, subsequently, on September 9, 2008 SanDisk’s motion for reconsideration. The case has now been re-certified in the state court and a trial date of September 8, 2009 has been set. Discovery is ongoing. In April 2009, the Court denied Sandisk’s motion for summary judgement on SanDisk’s affirmative defense of statute of limitations.

With respect to the lawsuits with SanDisk as described above, and following two prior decisions in our favor taken by the ITC, we have not identified any risk of probable loss that is likely to arise out of the outstanding proceedings.

We are also a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera added our Company as a co-defendant, along with several other semiconductor and packaging companies, to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. Tessera is claiming that certain of our small format BGA packages infringe certain patents owned by Tessera, and that we are liable for damages. Tessera is also claiming that various ST entities breached a 1997 License Agreement and that we are liable for unpaid royalties as a result. In April and May 2007, the United States Patent and Trademark Office (“PTO”) initiated reexaminations in response to the reexamination requests. A final decision regarding the reexamination requests is pending.

On April 17, 2007, Tessera filed a complaint against us, Spansion, ATI Technologies, Inc., Qualcomm, Motorola and Freescale with the ITC with respect to certain small format ball grid array packages and products containing the same, alleging patent infringement claims of two of the Tessera patents previously asserted in the District Court action described above and seeking an order excluding importation of such products into the United States. On May 15, 2007, the ITC instituted an investigation pursuant to 19 U.S.C. § 1337, entitled “In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same”, Inv. No. 337-TA-605. The PTO’s Central Reexamination Unit has issued office actions rejecting all of the asserted patent claims on the grounds that they are invalid in view of certain prior art. Tessera is contesting these rejections, and the PTO has not made a final decision. On February 25, 2008, the administrative law judge issued an initial determination staying the ITC proceeding pending completion of these reexamination proceedings. On March 28, 2008, the ITC reversed the administrative law judge and ordered him to reinstate the ITC proceeding. Trial proceedings took place from July 14, 2008 to July 18, 2008. On December 1, 2008, the ITC Administration Law Judge issued this initial determination finding the “326” and “419” patents valid but not infringed. Tessera has appealed this ruling to the ITC which, on March 26, 2009 decided to extend the deadline for completing its review and rendering its final determination until May 20, 2009. Pursuant to its review, the ITC can affirm, modify or reverse the initial determination, in whole or in part. The two Tessera patents asserted in the proceedings will expire in 2010.

In addition, in April 2008, we, along with several other companies such as Freescale, NXP Semiconductor, Grace Semiconductor, National Semiconductor, Spansion and Elpida, were sued by LSI Corp. and its wholly-owned subsidiary Agere Systems, Inc. (collectively “LSI”) before the ITC in Washington, D.C.. The lawsuit follows LSI Corp.’s purchase of Agere Systems Inc. and alleges infringement of a single Agere U.S. process patent (US 5,227,335). LSI is seeking an exclusion order preventing the importation into the United States of semiconductor integrated devices and products made by the methods alleged to infringe the asserted patent. The Administrative Law Judge assigned to the case set a July 2009 trial date with an initial determination on the merits due September 21, 2009. The ITC’s final determination is currently scheduled for January 21, 2010. The LSI patent in suit expires July 13, 2010. A claim for patent infringement was also made by LSI in the United States District Court for the Eastern District of Texas regarding the same patent. The action in the United States District Court for the Eastern District of Texas has been stayed pending completion of the ITC case. Fact discovery is closed in this case and the plaintiff’s expert report contains no mention of ST. We have filed a motion for summary determination with the ITC based upon our affirmative defense of license and LSI’s failure to offer expert testimony regarding infringement of the asserted patent by any ST product.

Other Matters

In February 2008, we instituted arbitration proceedings against Credit Suisse Securities (“Credit Suisse”) in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit-linked notes (the “Unauthorized Securities”) instead of the federally guaranteed student loan securities that we had instructed Credit Suisse to purchase. On February 12, 2009 an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”) awarded us approximately $401.5 million in compensatory and consequential damages, in addition to approximately $27 million in interest and $3 million in attorney’s fees, in exchange for the transfer of all of the Unauthorized Securities back to Credit Suisse. On February 17, 2009, we filed a petition in the United States District Court for the Southern District of New York (the “Court”) seeking confirmation and enforcement of the FINRA award. Credit Suisse has responded by seeking to vacate the FINRA award. All required written submissions have to date been filed with the Court by us and Credit Suisse, and the Court may rule at any time.

In October 2008, we learned that the European Commission had commenced an investigation involving the Smartcard business for alleged violations of antitrust laws. This investigation is in the very early stages. We are monitoring the investigation carefully and have expressed our willingness to the European Commission to cooperate to the full extent possible in the management of the case and our availability to provide any additional information or documentation as may be requested.

Risk Management and Insurance

We cover our industrial and business risks through insurance contracts with top ranking insurance carriers, to the extent reasonably permissible by the insurance market which does not provide insurance coverage for certain risks and imposes certain limits, terms and conditions on coverage that it does provide.

Risks may be covered either through local policies or through corporate policies negotiated on a worldwide level for the ST Group of Companies. Corporate policies are negotiated when the risks are recurrent in various of our affiliated companies.

Currently we have four corporate policies covering the following risks:

•	Property damage and business interruption;

•	General liability and product liability;

•	Directors and officers liability; and

•	Transportation risks.

Our policies generally cover a twelve-month period although may be subscribed for a longer period if conditions for a longer term arrangement are deemed beneficial to us. Such policies are subject to certain terms and conditions, exclusions and limitations, generally in line with prevailing conditions, exclusions and limitations, in the insurance market. Pursuant to such conditions, risks such as terrorism, earthquake, fire, floods and loss of production, may not be fully insured and we may not, in the event of a claim under a policy, receive an indemnification from our insurers commensurate with the full amount of the damage we have incurred. Furthermore, our product liability insurance covers physical and direct damages, which may be caused by our products, however, immaterial, non-consequential damages resulting from failure to deliver or delivery of defective products are generally not covered because such risks are considered to occur in the ordinary course of business and cannot be insured. We may decide to subscribe for excess coverage in addition to the coverage provided by our standard policies. If we suffer damage or incur a claim, which is not covered by one of our corporate insurance policies, this may have a material adverse effect on our results of operations.

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

Reporting Obligations in International Financial Reporting Standards (“IFRS”)

We are incorporated in the Netherlands and our shares are listed on Euronext Paris and Borsa Italiana. Consequently we are subject to an EU regulation issued on September 29, 2003 requiring us to report our results of operations and Consolidated Financial Statements using IFRS (previously known as International Accounting Standards or “IAS”). As from January 1, 2009 we are also required to prepare a semi-annual set of accounts using IFRS reporting standards.

We use U.S. GAAP as our primary set of reporting standards, as U.S. GAAP has been our reporting standard since our creation in 1987. Until last year, when the SEC adopted rules allowing foreign private issuers to file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP., U.S. GAAP was the sole admitted reporting standard for companies like us whose shares are listed on the NYSE.

The obligation to report our Consolidated Financial Statements under IFRS requires us to prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting could materially increase the complexity of our investor communications. Given this risk, and the complexity of maintaining and reviewing two sets of accounts, we may consider reporting primarily under IFRS at some point in the future.

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

At our annual general meeting of shareholders to be held on May 20, 2009, our shareholders are expected to approve the distribution of a cash dividend of $0.12 per common share, to be paid in four equal installments on May 25, 2009, August 24, 2009, November 23, 2009 and February 22, 2010. Payment of an installment will be made to those deriving their rights from our common shares at the aforementioned dates.

In the past five years, we have paid the following dividends:

•	On May 14, 2008, our shareholders adopted the payment of a quarterly cash dividend with respect to the year ended December 31, 2007 of $0.36, which was paid in four equal installments to Dutch Registry Shareholders of record on May 19, 2008, August 18, 2008, November 26, 2008 and February 25, 2009 and New York Registry Shareholders of record on May 21, 2008, August 20, 2008, November 26, 2008 and February 25, 2009.

•	On April 26, 2007, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2006 of $0.30 payable to Dutch Registry Shareholders of record on May 21, 2007 and New York Registry Shareholders of record on May 23, 2007. This dividend was approximately 34% of our earnings in 2006.

•	On April 27, 2006, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2005 of $0.12 per share payable to Dutch Registry Shareholders of record on May 22, 2006 and New York Registry Shareholders of record on May 24, 2006. This dividend was approximately 40% of our earnings in 2005.

•	On March 18, 2005, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2004 of $0.12 per share payable to Dutch Registry Shareholders of record on May 23, 2005 and New York registry shareholders of record on May 25, 2005. This dividend was approximately 18% of our earnings in 2004.

•	On April 23, 2004, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2003 of $0.12 per share payable to Dutch Registry shareholders of record on May 21, 2004 and New York registry shareholders of record on May 26, 2004. This dividend was approximately 42% of our earnings for 2003.

Future dividends will depend on our capacity to generate profitable results, our profit situation, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board deems important.

Item 9.	Listing

Trading History of the Company’s Shares

Since 1994, our common shares have been traded on the New York Stock Exchange (“NYSE”) under the symbol “STM” and on Euronext Paris (formerly known as ParisBourse) and were quoted on SEAQ International. On June 5, 1998, our common shares were also listed for the first time on the Borsa Italiana (Italian Stock Exchange), where they have been traded since that date.

Since November 12, 1997, our common shares have been included in the CAC 40, the main benchmark for Euronext Paris which tracks a sample of 40 stocks selected from among the top 100 market capitalization and the most active stocks listed on Euronext Paris, and which is the underlying asset for options and futures contracts. The base value was 1,000 at December 31, 1987.

On December 1, 2003, the CAC 40 index shifted to free-float weightings. As of this date, the CAC 40 weightings are based on free-float capitalization instead of total market capitalization. On February 21, 2005, Euronext Paris created a new range of indices; along with four existing indices including the CAC 40, six new indices have been created.

On March 18, 2002, we were admitted into the S&P/MIB (formerly the MIB 30 Index), which is comprised of the 40 leading stocks, based upon their industry, market capitalization and liquidity, listed on the Borsa Italiana. It features free-float adjustment, high liquidity and broad, accurate representation of market performance based on the leading companies in leading industries.

On June 23, 2003, we were admitted into the Semiconductor Sector Index (or “SOX”) of the Philadelphia Stock Exchange. The SOX is a widely followed, price-weighted index composed of 18 companies that are primarily involved in the design, distribution, manufacturing and sale of semiconductors.

The tables below indicate the range of the high and low prices in U.S. dollars for the common shares on the NYSE, and the high and low prices in Euros for the common shares on Euronext Paris, and the Borsa Italiana annually for the past five years, during each quarter in 2007 and 2008, and monthly for the past 18 months. In December 1994, we completed our Initial Public Offering of 21,000,000 common shares at an initial price to the public of $22.25 per share. On June 16, 1999, we effected a 2-to-1 stock split and on May 5, 2000, we effected a 3-to-1 stock split. The tables below have been adjusted to reflect the split. Each range is based on the highest or lowest rate within each day for common share price ranges for the relevant exchange.

Euronext Paris

	Average Daily Trading Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(€)	(€)	(€)

Annual Information for the Past Five Years
2004	5,368,569	92,993,241	23.81	13.25
2005	5,367,485	72,641,065	15.81	10.83
2006	5,748,008	78,944,778	16.56	11.34
2007	5,430,551	71,352,748	15.61	9.70
2008	7,490,827	54,414,076	9.89	4.52
Quarterly Information for the Past Two Years
2007
First quarter	5,449,082	79,245,186	15.31	13.57
Second quarter	5,431,749	76,484,553	15.61	13.82
Third quarter	5,350,203	69,229,782	14.64	11.58
Fourth quarter	5,492,462	60,666,271	12.19	9.70
2008
First quarter	7,813,598	62,410,156	9.89	6.21
Second quarter	8,068,187	61,286,480	8.70	6.55
Third quarter	8,051,382	62,656,909	9.49	6.17
Fourth quarter	6,036,775	35,239,921	7.66	4.52
2009
First quarter	4,304,943	17,004,198	5.29	2.97
Monthly Information for the Past 18 Months
2007
December	4,488,617	46,194,961	10.83	9.70
2008
January	8,385,124	71,620,389	9.89	7.55
February	7,788,533	64,644,823	8.73	7.74
March	7,222,249	49,966,560	7.92	6.21
April	8,119,723	57,849,334	7.77	6.59
May	7,483,465	61,189,803	8.70	7.64
June	8,540,402	63,441,764	8.43	6.55
July	6,991,035	47,517,154	7.34	6.17
August	7,035,147	58,166,264	9.10	7.07
September	10,130,095	83,418,569	9.49	6.80
October	9,212,472	60,384,547	7.66	5.71
November	4,842,241	28,511,117	6.97	5.00
December	3,733,636	18,051,773	5.23	4.52
2009
January	4,296,645	19,242,628	5.29	3.92
February	3,893,448	15,709,089	4.50	3.40
March	4,724,735	16,060,879	3.96	2.97
April	5,582,074	26,027,536	5.24	3.67
May (through May 4th, 2009)	4,540,241	4,540,241	5.3	4.97

Source: Bloomberg

Borsa Italiana (Milan)

	Average Daily Trading
	Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(€)	(€)	(€)

Annual Information for the past five years
2004	15,563,346	269,570,814	23.81	13.25
2005	15,530,038	210,190,100	15.82	10.82
2006	10,316,084	141,689,828	16.55	11.33
2007	7,485,654	98,885,773	15.60	9.80
2008	7,194,358	52,370,415	9.90	4.52
Quarterly Information for the past two years
2007
First quarter	9,719,941	140,442,674	15.32	13.63
Second quarter	7,925,067	115,156,104	15.60	13.82
Third quarter	6,479,636	83,424,814	14.64	11.57
Fourth quarter	5,785,437	63,752,010	12.16	9.80
2008
First quarter	8,127,085	64,600,327	9.90	6.21
Second quarter	8,238,711	62,326,503	8.69	6.55
Third quarter	8,080,320	62,475,791	9.50	6.17
Fourth quarter	4,271,603	24,830,416	7.66	4.52
2009
First quarter	4,684,540	18,251,262	5.29	2.97
Monthly Information for the past 18 months
2007
December	4,887,232	50,380,846	10.81	9.80
2008
January	10,071,980	86,256,895	9.90	7.65
February	6,982,043	57,925,024	8.73	7.75
March	7,140,553	49,413,382	7.93	6.21
April	8,308,719	59,132,772	7.77	6.56
May	8,253,457	67,468,476	8.70	7.64
June	8,137,962	60,473,973	8.44	6.55
July	7,589,829	51,635,916	7.35	6.17
August	7,898,607	65,185,228	9.11	7.08
September	8,758,459	72,107,600	9.50	6.70
October	6,327,113	41,402,428	7.66	5.68
November	3,411,346	19,925,492	6.95	5.00
December	2,761,473	13,391,689	5.59	4.52
2009
January	3,902,013	17,479,162	5.29	3.92
February	4,308,788	17,383,807	4.51	3.42
March	5,842,820	19,890,819	3.96	2.97
April	7,841,101	36,474,844	5.26	3.67
May (through May 4th, 2009)	6,328,552	6,328,552	5.3	4.99

Source: Bloomberg

New York Stock Exchange

	Average Daily Trading Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(US$)	(US$)	(US$)

Annual Information for the past five years
2004	1,573,811	33,794,900	29.90	16.36
2005	1,087,913	18,288,128	19.47	13.96
2006	1,069,476	18,428,607	19.90	14.55
2007	1,823,514	32,857,113	20.84	14.22
2008	2,615,829	28,015,734	14.35	5.90
Quarterly Information for the past two years
2007
First quarter	1,749,667	33,161,930	20.18	17.97
Second quarter	2,131,057	41,749,439	20.84	18.55
Third quarter	1,954,249	34,467,683	20.17	15.85
Fourth quarter	1,462,470	23,333,942	17.36	14.22
2008
First quarter	2,820,620	33,477,056	14.35	9.88
Second quarter	2,644,859	31,194,168	13.56	10.33
Third quarter	2,836,136	32,884,996	13.74	9.75
Fourth quarter	2,171,570	16,580,957	10.46	5.9
2009
First quarter	1,766,603	9,078,223	7.15	3.73
Monthly Information for the past 18 months
2007
December	1,314,994	19,640,756	15.78	14.22
2008
January	2,171,989	27,444,626	14.35	11.42
February	2,773,272	33,843,628	12.97	11.39
March	3,549,012	38,075,570	11.91	9.88
April	2,680,234	29,986,950	11.93	10.39
May	2,926,867	37,098,732	13.56	11.41
June	2,324,903	26,857,054	12.86	10.33
July	3,002,264	32,229,307	11.63	10.02

Source: Bloomberg

Of the 874,276,833 common shares outstanding as of December 31, 2008, 65,100,373, or 7.4%, were registered in the common share registry maintained on our behalf in New York and 558,471,706, or 63.9%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris SA and on the Borsa Italiana in Milan. At December 31, 2007, there were 899,760,539 common shares outstanding, of which 89,372,713, or 9.9%, were registered in the common share registry maintained on our behalf in New York and 582,683,072, or 64.8%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris S.A. and on the Borsa Italiana in Milan.

Market Information

Euronext

General

On September 22, 2000, upon successful completion of an exchange offer, the Paris-Bourse (“SBF”) SA, or the “SBF”, the Amsterdam Stock Exchange and the Brussels Stock Exchange merged to create Euronext, the first pan-European stock exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V. (“Euronext”), a Dutch holding company, and the Portugal Exchange was included in Euronext in January 2002. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA (“Euronext Paris”). Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms but remain listed on their local exchanges. “NSC” is the common Euronext platform for trading and “Clearing 21” for clearing. In addition, Euronext, through Euroclear has a central settlement and custody structure over a common system. In January 2002, Euronext acquired the London International Financial Futures and Options Exchange (“LIFFE”), London’s derivatives market and created Euronext.liffe. Euronext.liffe is the international derivatives business of Euronext, comprising the Amsterdam, Brussels, Lisbon, London and Paris derivatives markets. Euronext.liffe creates a single market for derivatives, by bringing all its derivatives products together on the one electronic trading platform, LIFFE CONNECTtm.

NYSE Group Inc. and Euronext combined in April 2007 to create NYSE Euronext, the world’s largest and first transatlantic stock exchange operator, with six cash equities exchanges in five countries and six derivatives exchange. NYSE Euronext is the group holding company, and NYSE Group Inc. and Euronext are its subsidiaries.

Euronext Paris

In 2005, Euronext overhauled its listing arrangements, creating a single list, Eurolist by Euronext (“Eurolist”), that encompassed all of its regulated markets. In Paris, the markets operated by Euronext — Premier Marché, Second Marché and Nouveau Marché — were amalgamated in February 2005, becoming Euronext Paris. Euronext Paris retains responsibility for the admission of shares on, and regulation of, the Paris market.

Our shares have been listed on the Premier Marché of Euronext Paris since July 2001 and are now listed on compartment A of Eurolist. In accordance with Euronext Paris rules, the shares issued by domestic and other companies listed on Eurolist are classified in capitalization compartments. The shares of listed companies are distributed between the following three market capitalization compartments:

•	compartment A comprises the companies with market capitalizations above €1 billion;

•	compartment B comprises the companies with market capitalizations from €150 million and up to and including €1 billion; and

•	compartment C comprises the companies with market capitalizations below €150 million.

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

Securities listed on Euronext Paris are traded through providers of investment services (investment companies and other financial institutions). The trading of our common shares takes place continuously on each business day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:30 p.m. to 5:35 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:35 p.m. (Paris time). From 5:35 p.m. to 5:40 p.m. (Paris time) (“trading at last phase”), transactions are executed at the closing price. Any trade effected after the close of a stock exchange session will be recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily official price list that includes price information on each listed security. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities. Any trade of a security that occurs outside trading hours is effected at a price within a range of 1% of the closing price for that security.

Trading in the listed securities of an issuer may be suspended by Euronext Paris if a quoted price exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 5% from a reference price, Euronext Paris may suspend trading for up to two minutes. The reference price is usually the opening price, or, with respect to the first quoted price of the given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris to take into account available information. Further suspensions are also possible if the price again varies by more than 5% from a new reference price equal to the price which caused the first trading suspension. If the quoted price of a Continu security varies by more than 2% from the last quoted price, trading may be suspended for up to two minutes. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Autorité des marchés financiers (the “AMF”) (the regulatory authority over French stock exchanges) may also suspend trading.

All trades of securities listed on Euronext Paris are performed on a cash-settlement basis on the third trading day after the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (Service à Réglement Différé or “SRD”) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is reserved for securities which have both a total market capitalization of at least €1 billion and represent a minimum daily trading volume of €1 million and which are normally cited on a list published by Euronext Paris. Investors in securities eligible for the SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our common shares are eligible for the SRD.

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

Securities Trading in Italy

The Mercato Telematico Azionario (the “MTA”), the Italian automated screen-based quotation system on which our common shares are listed, is organized and administered by Borsa Italiana S.p.A. (“Borsa Italiana”) subject to the supervision of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of dealings and protect investors. Borsa Italiana was established to manage the Italian regulated financial markets (including the MTA) as part of the implementation in Italy of the EU Investment Services Directive pursuant to Legislative Decree No. 415 of July 23, 1996 (the “Eurosim Decree”) and as modified by Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Act”). Borsa Italiana became operative in January 1998, replacing the administrative body Consiglio di Borsa, and has issued rules governing the organization and the administration of the Italian stock exchange, futures and options markets as well as the admission to listing on and trading in these markets. As of October 1, 2007, upon a merger with the London Stock Exchange, 99.9% of the share capital of Borsa Italiana is held by the London Stock Exchange Group plc.

A cash settlement period of three business days applies to all trades of equity securities in Italy effected on a regulated market. Any person, through an authorized intermediary, may purchase or sell listed securities following (i) in the case of sales, deposit of the securities; and (ii) in the case of purchases, deposit of 100% of such securities’ value in cash, or deposit of listed securities or government bonds of an equivalent amount. No “closing price” is reported for the electronic trading system, which requires the daily publication of: (i) an “official price” for each security calculated as a weighted average price of all trades effected during the trading day; and (ii) a “reference price” for each security calculated as the closing-auction price or, in the event that no closing-auction price is available, as a weighted average of the trades effected during a ten-minute interval of the continuous trading phase.

If the opening price of an equity security contained in the S&P/MIB index (established each trading day prior to the commencement of trading based on bids received) differs by more than 7.5% or such other amount established by Borsa Italiana from the previous day’s reference price, trading in that security will not be permitted until Borsa Italiana authorizes it. (For equity securities other than those contained in the S&P/MIB index, trading will not be permitted if the opening price differs by more than 10% from the previous day’s reference price). If in the course of a trading day the price of a security fluctuates by more than 3.5% from the last reported sale price,an automatic five minute suspension in the trading of that security will be declared by the Borsa Italiana. (For equity securities other than those contained in the S&P/MIB index, this suspension will apply upon a 5% fluctuation from the last reported sale price). In the event of such a suspension, orders already placed may not be modified or cancelled and new orders may not be processed. Borsa Italiana has the authority to suspend trading in any security, among other things, in response to extreme price fluctuations. In urgent circumstances, CONSOB may, where necessary, adopt measures required to ensure the transparency of the market, orderly trading and protection of investors.

Italian law requires that trading of equity securities, as well as any other investment services, may be carried out vis-à-vis the public on a professional basis by financial intermediaries, banks and certain types of finance companies. In addition, banks and investment firms organized in any member state of the EU are permitted to operate in Italy either on a branch or on a cross-border basis provided that the intent of such bank or investment firm is communicated to CONSOB and the Bank of Italy by the competent authorities of the member state according to specific procedures. Non-EU banks and non-EU investment firms may operate in Italy subject to the specific authorization of CONSOB and the Bank of Italy.

The settlement of Italian stock exchange transactions is facilitated by Monte Titoli S.p.A., a centralized securities clearing system owned by Borsa Italiana. Most Italian banks and certain Italian securities dealers have securities accounts with Monte Titoli and act as depositories for investors. Beneficial owners of shares may hold their interests through custody accounts with any such institution. Beneficial owners of shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those shares through such accounts.

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

The summary below sets forth our current Articles of Association as most recently amended on May 15, 2007.

We are subject to various provisions of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) (the “FMSA”) and, in particular, to the provisions summarized below.

Unless an exemption applies, we are subject to (i) a prohibition from offering securities in the Netherlands without the publication of an approved prospectus (and the same prohibition applies for such offers in other jurisdictions of the European Economic Area (the “EEA”)); (ii) a prohibition of proceeding with any transaction in our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments, in the event where we would possess inside information; and (iii) certain restrictions (related to market manipulation) in repurchasing our shares. Furthermore we are required to inform the Dutch Authority for the Financial Markets (“Autoriteit Financiële Markten”) (the “AFM”) immediately if our issued and outstanding share capital or voting rights change by 1% or more since our previous notification. Other changes in our share capital or voting rights need to be notified periodically. Also, the sole member of our Managing Board and the members of our Supervisory Board (unless they have already notified pursuant to the requirements described below in “— Disclosure of Holdings”), certain of their relatives, entities closely related with them and (under certain circumstances) members of senior management must notify the AFM of all transactions conducted on their own account relating to our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments. The AFM keeps a public register of all notifications made pursuant to the FMSA. The provisions of the FMSA regarding statements of holdings in our share capital and voting rights are described below in “— Disclosure of Holdings.”

On October 28, 2007, the Dutch legislation implementing Directive 2004/25/EC on takeover bids (the “Takeover Directive”) entered into force. This legislation requires a shareholder who (individually or jointly) obtains control to launch an offer to all of our other shareholders. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, at least 30% of the voting rights in our shareholders’ meeting. The acquisition of control does not require an act of the person who obtains control (e.g., if we repurchase shares as a consequence of which the relative stake of a major shareholder increases (and may result in control having been obtained)).

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

The Dutch legislation contains a substantial number of exemptions to the obligation to launch a (mandatory) offer. One of those exemptions is that Stichting Continuïteit ST, an independent foundation, is allowed to cross the 30% voting rights threshold when obtaining our preference shares after the announcement of a public offer, but only for a maximum period of 2 years.

Applicable French Legislation

As our registered offices are based in the Netherlands, the AMF is not the competent market authority to control our disclosure obligations. The AMF General Regulation only requires that the periodic and ongoing information to be disclosed pursuant to the EU Transparency Directive and which content is controlled by the AFM (for instance the annual, half-yearly and quarterly financial reports or any inside information) be also disclosed at the same time in France and made available on our Internet website.

In addition, as our shares are listed on Euronext Paris, in France, we must (i) disclose the amount of the fees paid to our statutory auditors (pursuant to Article 222-8 of the AMF General Regulation), (ii) disclose a report on internal control procedures (pursuant to Article 222-9 of the AMF General Regulation and (iii) inform the AMF of any modification of our bylaws and articles of incorporation (pursuant to Article 223-20 of the AMF General Regulation).

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

Following the opening of Euronext Paris, all financial instruments formerly traded on the Premier, the Second and the Nouveau Marché are now distributed between three capitalization compartments, A, B, and C, whose regulations are generally applicable to us. See “Item 9. Listing.”

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

Distribution of Profits (Articles 37, 38, 39 and 40)

Subject to certain exceptions, dividends may only be paid out of the profits as shown in our adopted annual accounts. Our profits must first be used to set up and maintain reserves required by Dutch law and our Articles of Association. Subsequently, if any of our preference shares are issued and outstanding, preference shareholders shall be paid a dividend, which will be a percentage of the paid up part of the par value of their preference shares. Our Supervisory Board may then, upon proposal of our Managing Board, also establish reserves out of our annual profits. The portion of our annual profits that remains after the establishment or maintenance of reserves and the payment of a dividend to our preference shareholders is at the disposal of our shareholders’ meeting. No distribution may be made to our shareholders when the equity after such distribution is or becomes inferior to the fully-paid share capital, increased by the legal reserves.

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

Attendance at Shareholders’ Meetings and Voting Rights (Articles 32, 33 and 34)

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

Authority of our Shareholders’ Meeting (Articles 12, 16, 19, 25, 28 and 41)

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

A quorum of shareholders, present or represented, holding at least half of our issued share capital, is required to dismiss a member of our Managing Board, unless the dismissal is proposed by our Supervisory Board. In the event of the lack of a quorum, a second shareholders’ meeting must be held within four weeks, with no applicable quorum requirement. Any decision or authorization by the shareholders’ meeting which has or could have the effect of excluding or limiting preferential subscription rights must be taken by a majority of at least two-thirds of the votes cast, if at the shareholders’ meeting less than 50% of the issued and outstanding share capital is present or represented. Otherwise such a resolution can be taken by a simple majority at a meeting at which at least 15% of the issued and outstanding share capital is represented.

Disclosure of Holdings under Dutch Law

Holders of our shares or rights to acquire shares (which includes options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the FMSA.

Under Chapter 5.3 of the FMSA any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our share capital or voting rights reaches or crosses a threshold percentage must notify the AFM either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) within 4 trading days after such reporting, if this is the result of a change in our share capital or votes reported in the AFM’s public register. The threshold percentages are 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent. The 5% threshold may be reduced to 3% in the course of 2009.

Furthermore, persons holding 5% or more in our voting rights or capital interest must within four weeks after December 31 notify the AFM of any changes in the composition of their interest since their last notification.

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

Share Capital as of December 31, 2008

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

As of December 31, 2008, we had issued 910,307,305 of our common shares, representing issued share capital of approximately €947 million.

At December 31, 2008, there were 874,276,833 common shares outstanding, not including (i) common shares issuable under our various employee stock option plans or employee share purchase plans, (ii) common shares issuable upon conversion of our outstanding convertible debt securities and (iii) 36,030,472 common shares repurchased as at December 31, 2008, as compared to 899,760,539 common shares outstanding as of December 31, 2007. As of December 31, 2008, the book value of our common shares held by us or our subsidiaries was approximately $482 million and the face value was approximately €37 million. As of December 31, 2008 options to acquire approximately 39,431,433 million common shares were outstanding. In addition, there were approximately 10,922,605 million of non-vested shares. No preference shares have been issued to date.

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

Non-issued Authorized Share Capital as of December 31, 2008

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

Other Securities Giving Access to Our Share Capital as of December 31, 2008

Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the sole member of our Managing Board and our executive officers; (ii) the options giving the right to subscribe to our shares granted to the members of our Supervisory Board, its secretaries and controllers, as described in “Item 6. Directors, Senior Management and Employees”; (iii) the exchangeable bonds convertible into our shares issued by Finmeccanica Finance in August and September 2003, which are described above in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”; (iv) our 2013 Convertible Bonds as described above; and (v) our 2016 Convertible Bonds.

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

Our shareholders’ meeting, upon proposal and on the terms and conditions set by our Supervisory Board, has the power to issue shares. The shareholders’ meeting may also authorize our Supervisory Board, for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances. Our shares cannot be issued at below par and as for our common shares must be fully paid up at the time of their issuance. Our preference shares must be paid up for at least 25% of their par value.

Our shareholders’ meeting, upon proposal by our Supervisory Board, also has the power to limit or exclude preemptive rights in connection with new issuances of shares. Such a resolution of the shareholders’ meeting must be taken with a majority of at least two-thirds of the votes cast if at such shareholders’ meeting less than 50% of the issued and outstanding share capital is present or represented. Otherwise such a resolution can be taken by a simple majority of the votes cast at a shareholders’ meeting at which at least 15% of our issued and outstanding share capital is present or represented. Our shareholders’ meeting may authorize our Supervisory Board, for a period of no more than five years, to limit or exclude preemptive rights.

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

See “Item 7. Major Shareholders and Related Party Transactions” for details on changes in the distribution of our share capital over the past three years.

We may issue preference shares in certain circumstances. On November 27, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”), and to terminate a substantially similar option agreement dated May 31, 1999, as amended, between us and ST Holding II. On February 7, 2007, the May 31, 1999 option agreement, as amended, was terminated by mutual consent by ST Holding II and us and the new option agreement with the Stichting became effective on the same date. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares, the same number as the May 31, 1999 option agreement, as amended. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements — Preference Shares.”

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

No preference shares have been issued to date and therefore none are currently outstanding.

Changes to Our Share Capital and Stock Option Grants

				Cumulative		Nominal Value	Amount of
			Nominal	Amount of	Cumulative	of Increase/	Issue	Cumulative —
		Number of	Value	Capital	Number of	Reduction in	Premium	Issue Premium
Year	Transaction	Shares	(Euro)	(Euro)	Shares	Capital	(Euro)	(Euro)

March 29, 2003	Exercise of options	91,146	1.04	937,055,288	901,014,700	94,792	404,011	1,676,187,762
June 28, 2003	Exercise of options and employee stock purchases	217,490	1.04	937,281,478	901,232,190	226,190	2,075,922	1,678,263,684
September 27, 2003	Exercise of options	903,283	1.04	938,220,892	902,135,473	939,414	10,857,587	1,689,121,271
December 31, 2003	Exercise of options	634,261	1.04	938,880,523	902,769,734	659,631	4,458,391	1,693,579,662
March 27, 2004	Exercise of options	1,964,551	1.04	940,923,656	904,734,285	2,043,133	9,048,811	1,702,628,473
June 26, 2004	Exercise of options	84,740	1.04	941,011,786	904,819,025	88,130	1,640,712	1,704,269,185
September 25, 2004	Exercise of options	65,990	1.04	941,080,416	904,885,015	68,630	605,542	1,704,874,727
September 25, 2004	Bonds conversion	101	1.04	941,080,521	904,885,116	105	7,006	1,704,881,733
December 31, 2004	Exercise of options	422,120	1.04	941,519,525	905,307,236	439,005	4,021,536	1,708,903,269
December 31, 2004	LYONs conversion	1,761	1.04	941,521,357	905,308,997	1,831	46,225	1,708,949,494
April 2, 2005	Exercise of options	63,270	1.04	941,587,158	905,372,267	65,801	571,525	1,709,521,019
April 2, 2005	LYONs conversion	59	1.04	941,587,219	905,372,326	61	1,448	1,709,522,467
June 2, 2005	Exercise of options	145,454	1.04	941,738,491	905,517,780	151,272	1,436,236	1,710,958,703
October 1, 2005	Exercise of options	2,079,369	1.04	943,901,035	907,597,149	2,162,544	21,629,617	1,732,651,320
December 31, 2005	Exercise of options	227,130	1.04	944,137,250	907,824,279	236,215	2,062,234	1,734,713,554
April 1, 2006	Exercise of options	201,340	1.04	944,346,644	908,025,619	209,394	2,360,525	1,737,074,079
July 1, 2006	Exercise of options	1,398,210	1.04	945,800,782	909,423,829	1,454,138	9,009,053	1,746,083,132
September 30, 2006	Exercise of options	731,904	1.04	946,561,962	910,155,733	761,180	8,447,102	1,754,530,234
December 31, 2006	Exercise of options	2,200	1.04	946,564,250	910,157,933	2,288	2,420	1,754,532,654
March 31, 2007	Exercise of options	26,050	1.04	946,591,342	910,183,983	27,092	352,478	1,754,885,132
June 30, 2007	Exercise of options	105,117	1.04	946,700,664	910,289,100	109,322	1,315,306	1,756,200,438
September 29, 2007	Exercise of options	4,320	1.04	946,705,157	910,293,420	4,493	54,544	1,756,254,982
December 31, 2007	Exercise of options	0	1.04	946,705,157	910,293,420	0	0	1,756,254,982
March 30, 2008	Exercise of options	4,885	1.04	946,710,237	910,298,305	5,080	0	1,756,254,982
June 28, 2008	Exercise of options	9,000	1.04	946,719,597	910,307,305	9,360	0	1,756,254,982
September 27, 2008	Exercise of options	0	1.04	946,719,597	910,307,305	0	0	1,756,254,982
December 31, 2008	Exercise of options	0	1.04	946,719,597	910,307,305	0	0	1,756,254,982

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

Our Articles of Association have been amended effective as of May 5, 2000, implementing a resolution of our shareholders’ meeting held on April 26, 2000, to provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our shareholders’ meeting.

In 2001, we acquired 9.4 million of our common shares, and in May 2002, we acquired an additional 4.0 million of our common shares to fund attributions of stock options to managers and employees pursuant to our 2001 Stock Option Plan, which was adopted by our shareholders’ meeting on April 25, 2001. Following the authorization of our Supervisory Board on April 2, 2008 to repurchase up to 30 million of our issued share capital, we acquired 29,520,220 shares as at December 31, 2008, As a result of these three repurchases and disposals after these repurchases, as of December 31, 2008, we held 36,030,472 million of our common shares in treasury. We may in the future proceed with additional repurchases of our common shares to fund further attributions of stock-based compensation pursuant to the 2001 plan.

Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on May 14, 2008, and a Supervisory Board decision taken on April 1, 2008, our Managing Board was authorized to acquire for a consideration on a stock exchange or otherwise up to 30 million fully paid-up common shares in our share capital to fund our stock award plan for key employees over a five-year period for a total maximum price of $500 million.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of March 28, 2009:

						Nominal
				Cumulative		Value of	Amount of
			Nominal	Amount of	Cumulative	Increase/	Issue	Cumulative
		Number of	Value	Capital	Number of	Reduction	Premium	Issue Premium
Year	Transaction	Shares	(Euro)	(Euro)	Shares	in Capital	(Euro)	(Euro)

December 31, 2005	Conversion of bonds	59	1.04	941,521,418	905,309,056	61	1,448	1,708,950,942
December 31, 2005	Exercise of options	2,515,223	1.04	944,137,250	907,824,279	2,615,832	25,762,612	1,734,713,554
December 31, 2006	Exercise of options	2,333,654	1.04	946,564,250	910,157,933	2,427,000	19,819,100	1,754,532,654
December 31, 2007	Exercise of options	135,487	1.04	946,705,147	910,293,420	140,907	1,722,328	1,756,254,982
December 31, 2008	Exercise of options	13,885	1.04	946,719,597	910,307,305	14,440	0	1,756,254,982
March 28, 2009	Exercise of options	—	1.04	946,719,597	910,307,305	—	—	1,756,254,982

The following table summarizes the amount of stock options and awards authorized to be granted, exercised, cancelled and expired and outstanding as of March 31, 2009:

Employees Stock Options

	1995 Plan	2001 Plan	Total

Remaining amount authorized to be granted	0	0	0
Amount exercised	14,523,601	141,537	14,665,138
Amount cancelled and expired	17,038,340	8,997,874	26,036,214
Amount outstanding	0	38,594,772	38,594,772

Employees Unvested Share Awards

	2005 Plan	2006 Plan	2007 Plan	2008 Plan	Total

Remaining amount authorized to be granted	0	0	0	326,295	326,295
Amount vested	2,580,034	3,171,320	1,189,335	0	6,940,689
Amount cancelled	1,579,881	308,676	1,192,641	89,250	3,170,448
Amount outstanding	0	1,651,644	3,529,864	5,684,455	10,865,963

Supervisory Board and Professionals Stock Options

	Supervisory Board and Professionals
	1999	2002	Total

Remaining amount authorized to be granted	0	0	0
Amount exercised	18,000	0	18,000
Amount cancelled and expired	315,000	48,000	363,000
Amount outstanding	90,000	348,000	438,000

Supervisory Board and Professionals Unvested Share Awards

	Supervisory Board and Professionals
	2005	2006	2007	2008	Total

Remaining amount authorized to be granted	0	0	0	0	0
Amount vested and/or exercised	51,000	37,000	52,500	0	140,500
Amount cancelled	15,000	15,000	22,500	22,500	75,000
Amount outstanding	0	14,000	90,000	142,500	246,500

No options were granted in 2008.

In line with the resolutions of our 2005 annual shareholders’ meeting, we have transitioned our stock-based compensation plans from stock-option grants to non-vested stock awards. Pursuant to the shareholders’ resolutions adopted by our 2008 annual shareholders’ meeting, our Supervisory Board, upon the recommendation of the Compensation Committee, approved the terms and conditions of the 2008 Supervisory Board Stock-Based Compensation Plan for members and professionals, which resulted in a $7 million charge in 2008.

We intend to use 6 million of our shares held by us in treasury (out of the approximately 36 million currently available) to cover the six million non-vested stock awards granted to our employees in 2008 as well as the granting of up to 100,000 non-vested shares to the sole member of our Managing Board that was also approved by shareholders at the 2008 annual shareholders’ meeting.

Following these decisions, and the grant in 2008 of additional nonvested shares as part of the 2007 Employee plan, the share-based compensation plans generated a total additional charge in our consolidated statements of income of 2008 of $8 million pre-tax. This charge corresponded to the compensation expense to be recognized for the non-vested stock awards from the grant date over the vesting period. The vesting of the awards depends on the following performance achievement: (i) one-third if the evolution of our sales for 2008 compared to 2007 is equal to or greater than the evolution of the sales of top ten semiconductor companies; (ii) one-third if our actual return on net assets achieved in 2008 is equal to or higher than our target as per 2008 budget and (iii) one-third if the evolution of our operating profit excluding restructuring charges as expressed as a percentage of sales for 2008 compared to 2007 is equal to or greater than the evolution of operating income excluding restructuring charges as expressed as a percentage of sales of the top ten semiconductor companies.

Limitations on Right to Hold or Vote Shares

There are currently no limitations imposed by Dutch law or by our Articles of Association on the right of non-resident holders to hold or vote the shares.

Material Contracts

Numonyx

On May 22, 2007, we entered into a Master Agreement with Intel Corporation, Redwood Blocker S.A.R.L. and Francisco Partners II (Cayman) L.P. in which we agreed to create Numony, a joint venture in the Flash memory market. At the closing, we contributed our flash memory assets and businesses in NOR and NAND, including our Phase Change Memory (“PCM”) resources and NAND joint venture interest, to Numonyx in exchange for a 48.6% equity ownership stake in common stock and $155.6 million in long-term subordinated notes. Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P., a private equity firm, invested $150 million in cash. Intel and Francisco Partners’ equity ownership interests in Numonyx are 45.1% in common shares and 6.3% in convertible preferred stock, respectively. The convertible stock of Francisco Partners includes preferential payout rights. In addition, Intel and Francisco Partners received long-term subordinated notes of $144.4 million and $20.2 million, respectively. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facility and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired.

ST-NXP

On April 10, 2008, we entered into an agreement with NXP B.V. to combine our respective key wireless operations to form a joint venture company, ST-NXP Wireless, which started operations on August 2, 2008. The agreement governs the terms on which we received an 80% stake in the joint venture and paid NXP $1,518 million net of cash received, including a control premium that was funded from outstanding cash. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in our wireless business. Coincidently with the closing of our agreement with Ericsson to combine ST-NXP with EMP, we purchased NXP’s 20% stake in ST-NXP in the first quarter of 2009 for $92 million.

ST-Ericsson

On August 19, 2008, we entered into a Framework Agreement with Telefonaktiebolaget L.M. Ericsson to create ST-Ericsson, which began operations on February 1, 2009. The agreement governs the terms on which Ericsson contributed certain businesses and $1.1 billion net to the 50/50 joint venture, out of which $0.7 billion was paid to us, and we contributed ST-NXP Wireless, following our purchase of NXP’s 20% stake.

Exchange Controls

None.

Taxation

Dutch Taxation

The following is a general summary and the tax consequences as described here may not apply to a holder of common shares. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of common shares in his particular circumstances.

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

For the purpose of this section, you are a “Non-resident holder of common shares” if you satisfy the following tests:

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

If you are a Non-resident holder of common shares you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from common shares, including any capital gain realized on the disposal thereof, except if

1. (i) you derive profits from an enterprise as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual; (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands; and (iii) your common shares are attributable to such enterprise; or

2. you are an individual and you derive benefits from common shares that are taxable as benefits from miscellaneous activities in the Netherlands. You may, inter alia, derive, or be deemed to have derived, benefits from common shares that are taxable as benefits from miscellaneous activities in the following circumstances:

a. if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands; or

b. if you hold common shares, whether directly or indirectly, and any benefits to be derived from such common shares are intended, in whole or in part, as remuneration for activities performed or deemed to be performed in the Netherlands by you or by a person who is a connected person to you as meant by article 3.92b, paragraph 5, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age, even if the child is resident in the Netherlands, are attributed to the parent who exercises, or the parents who exercise, the authority over the child, regardless of whether the child is resident in the Netherlands or abroad.

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

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by the holder of common shares in respect of or in connection with: i) the subscription, issue, placement, allotment, delivery of common shares; ii) the delivery and/or enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of common shares or the performance by us of our obligations under such documents; or iii) the transfer of common shares.

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

Passive Foreign Investment Company Status

We believe that we will not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2008 and do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term convertible bonds (with a fixed rate) and floating rate senior bonds whose rate is fixing quarterly at LIBOR + 40bps. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%. Due to the high volatility in the interest rates generated by the recent financial turmoil, in 2008 we determined that the swaps had not been effective since November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were designated as held-for-trading financial assets and reported at fair value as a component of “Other receivables and current assets” in the consolidated balance sheet as at December 31, 2008 for $34 million, since we intend to hold the derivative instruments for a short period of time that will not exceed twelve months. An unrealized gain was recognized in earnings from discontinuance date totaling $15 million and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the year ended December 31, 2008. We also have $250 million of restricted cash at fixed rate (Hynix Semiconductor-ST JV) partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.

We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, invested as term deposits and FRN marketable securities and, as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. These FRN have a par value of $678 million, are classified as available-for-sale and are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity except if deemed to be other-than temporary. For that reason, as at December 31, 2008, after recent economic events and given our exposure to Lehman Brothers’ senior unsecured bonds for a purchase price of nearly €15 million, we recorded an other-than-temporary charge of $11 million, which represents 50% of the face value of these Floating Rate Notes, according to recovery rate calculated from a major credit rating company. The change in fair value of these instruments (excluding Lehman Brothers FRN) amounting to approximately $14 million after tax for the year ended December 31, 2008. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

As of December 31, 2008, we had Auction Rate Securities, representing interests in collateralized obligations and credit linked notes, with a par value of $415 million that were carried on our balance sheet as available-for-sale financial assets at an amount of $242 million, as more fully discussed in “Item 5. Liquidity & Capital Resources”.

We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash equivalents, marketable securities, debt obligations, and other significant financial instruments as of December 31, 2008. The information below should be read in conjunction with Note 27 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

								Fair Value at
								December 31,
	Total	2009	2010	2011	2012	2013	Thereafter	2008

Assets:
Cash and cash equivalents	$1,009							$1,009
Average interest rate	1.23%
Current marketable securities	$651							$651
Average interest rate	3.97%
Non current marketable securities	$242							$242
Average interest rate	4.46%
Short-term deposits
Average interest rate
Restricted Cash	$250							$250
Average interest rate	6.06%
Long-term debt:	$2,677	123	173	1,153	116	816	296	$2,435
Average interest rate	2.38%

Amounts in Millions
of U.S. Dollars

Long-term debt by currency as of December 31, 2008:
U.S. dollar	1,139
Euro	1,538

Total in U.S. dollars	$2,677

Amounts in Millions
of U.S. Dollars

Long-term debt by currency as of December 31, 2007:
U.S. dollar	1,313
Euro	907

Total in U.S. dollars	$2,220

The following table provides information about our FX forward contracts and FX currency options at December 31, 2008 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AS AT DECEMBER 31, 2008

				Notional Amount	Average Rate	Fair Value

Buy	EUR	Sell	USD	1,031	1.4	23
Buy	USD	Sell	EUR	2	1.4	0
Buy	USD	Sell	CAD	8	1.3	0
Buy	JPY	Sell	EUR	3	120.7	0
Buy	INR	Sell	USD	24	49.5	0
Buy	USD	Sell	JPY	37	90.5	0
Buy	SGD	Sell	USD	96	1.5	3
Buy	MYR	Sell	USD	12	3.5	0
Buy	GBP	Sell	USD	23	1.5	(1)
Buy	SEK	Sell	USD	3	8.2	0
Buy	CZK	Sell	USD	1	18.8	0
Buy	CHF	Sell	USD	5	1.1	0
Buy	USD	Sell	CHF	6	1.0	0
Buy	CNY	Sell	USD	16	6.8	0

				1,268		25

The following table provides information about our FX forward contracts and FX currency options at December 31, 2007 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AS AT DECEMBER 31, 2007

				Notional Amount	Average Rate	Fair Value

Buy	EUR	Sell	USD	483	1.4	12
Buy	USD	Sell	CAD	8	1.0	0
Buy	JPY	Sell	EUR	9	163.0	0
Buy	INR	Sell	USD	28	39.7	0
Buy	USD	Sell	JPY	19	112.7	0
Buy	JPY	Sell	USD	1	112.5	0
Buy	SGD	Sell	USD	108	1.4	0
Buy	MYR	Sell	USD	30	3.3	0
Buy	GBP	Sell	USD	41	2.0	0
Buy	SEK	Sell	USD	8	6.4	0
Buy	CZK	Sell	USD	1	18	0
Buy	TND	Sell	USD	1	1.2	0

				737		12

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

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

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, the company’s implementation of the controls and their effect on the information generated for use in this Form 20-F. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of January 2008, reports to our Chief Compliance Officer. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

Management excluded activities associated with the acquisition of NXP B.V.’s wireless business from our assessment of internal control over financial reporting as of December 31, 2008 because the business was acquired in a purchase business combination on August 2, 2008. NXP B.V.’s wireless business, whose total assets and total revenues represent 6% and 5% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008, is a component of our Wireless Products Sector reporting segment.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in Item 18 of this Form 20-F.

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

Our Supervisory Board has concluded that Tom de Waard, a member of our Audit Committee, qualified as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.

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

PricewaterhouseCoopers has served as our independent registered public accounting firm for each of the fiscal years since 1996. The auditors are elected by the shareholders’ meeting once every three years. PricewaterhouseCoopers was reelected for a three-year term by our May 2008 shareholders’ meeting to expire at our shareholders’ meeting in 2011.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to us in 2007 and 2008.

		Percentage of		Percentage of
	2008	Total Fees	2007	Total Fees

Audit Fees
Statutory audit, certification, audit of individual and Consolidated Financial Statements	$5,384,962	99%	$5,758,230	97%
Audit-related fees	$15,360	0.2%	194,940	3%
Non-audit Fees
Tax compliance fees	$40,880	0.8%	—
Other fees	—		—

Total	$5,441,202	100%	$5,953,170	100%

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

The Corporate Audit Vice-President is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by the Audit Committee. During 2008, all services provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Maximum Number
			Total Number of	of Securities that
	Total Number of		Securities Purchased	May yet be
	Securities	Average Price Paid	as Part of Publicly	Purchased Under
Period	Purchased	per Security	Announced Programs	the Programs

2008-01-01 to 2008-01-31	—	—	—	—
2008-02-01 to 2008-02-29	—	—	—	—
2008-03-01 to 2008-03-31	—	—	—	—
2008-04-01 to 2008-04-30	—	—	—	—
2008-05-01 to 2008-05-31	—	—	—	—
2008-06-01 to 2008-06-30	—	—	—	—
2008-07-01 to 2008-07-31	—	—	—	—
2008-08-01 to 2008-08-31	—	—	—	—
2008-09-01 to 2008-09-30	—	—	—	—
2008-10-01 to 2008-10-31	—	—	—	—
2008-11-01 to 2008-11-30	—	—	—	—
2008-12-01 to 2008-12-31	—	—	—	—

As of December 31, 2008 we held 36,030,472 of our common shares in treasury pursuant to repurchases made in prior years, and we currently hold 35,984,975 of such shares. We repurchased 29,520,220 of our common shares in 2008. We have not announced any additional repurchase programs.

We note that on November 16, 2000, we issued $2,146 million initial aggregate principal amount of Zero Coupon Senior Convertible Bonds due 2010 (the “2010 Bonds”), for net proceeds of $1,458 million. The 2010 Bonds are not “equity securities”, as they were not registered in the United States. As previously disclosed, while not noted in the table above, in 2003 we repurchased on the market approximately $1,674 million aggregate principal amount at maturity of 2010 Bonds and in 2004, we completed the repurchase of our 2010 Bonds and repurchased on the market approximately $472 million aggregate principal amount at maturity of a total amount paid of $375 million.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our consistent commitment to the principles of good corporate governance is evidenced by:

•	Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board.

Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders.

•	Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures.

•	Our compliance with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with American, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business.

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.

•	Our implementation of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by the ST Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by ST employees of concerns regarding questionable accounting or auditing matters.

•	Our Principles for Sustainable Excellence (“PSE”), which we distributed to all employees in 2007 and which require us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners;

•	Our Ethics Committee, also set up in 2007, whose mandate is to provide advice to management and employees about our PSE and other ethical issues; and

•	Our Chief Compliance Officer, who reports directly to the Managing Board, acts as Executive Secretary to our Supervisory Board and chairs our Ethics Committee.

As a Dutch company, we have been subject to the Dutch Corporate Governance Code dated December 9, 2003 (the “2003 Code”) since January 1, 2004. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in the Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations contained in the 2003 Code. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. Our Charter was discussed with and approved by our shareholders at our 2004 annual shareholders’ meeting. The ST Corporate Governance Charter was updated in 2005 and will be further updated and expanded whenever necessary or advisable. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them. On December 10, 2008, the Dutch Monitoring Committee presented a revised Dutch Corporate Governance Code (the “2008 Code”). It is envisaged that the 2008 Code will, in due course, be designated by governmental decree as code of conduct as referred to in section 2:391 subsection 1 of the Dutch Civil Code (like the 2003 Code) and it shall apply to financial years starting on or after January 1, 2009. As recommended by the Dutch Monitoring Committee, we anticipate including a chapter in our statutory annual report on the broad outline of our corporate governance structure and our compliance with the 2008 Code and present this chapter to our 2010 annual shareholders’ meeting for discussion as a separate agenda item.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with Areva, CEA, CDP and/or Finmeccanica, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding or ST Holding II, our major shareholder. See “Item 7.

Major Shareholders and Related Party Transactions — Shareholders’ Agreements — STH Shareholders’ Agreement.” Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

We were informed in February 2008 that FT1CI and Finmeccanica entered into an agreement pursuant to which Finmeccanica sold 26,034,141 of our common shares to FT1CI. The acquisition by FT1CI was financed by the Commissariat à l’Énergie Atomique (“CEA”), an entity controlled by the French state and the controlling shareholder of Areva, and, hence, CEA has become a shareholder of FT1CI and now adheres to the STH Shareholders’ Agreement. Under the STH Shareholders’ Agreement, Finmeccanica, CDP and FT1CI have provided for their right, subject to certain conditions, to insert on a list, prepared for proposal by ST Holding II to our shareholders’ meeting, certain members for appointment to our Supervisory Board. This agreement also contains other corporate governance provisions, including decisions to be taken by our Supervisory Board which are subject to certain prior approvals, and which are described in “Item 7. Major Shareholders and Related Party Transactions.” See also “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.”

Our Supervisory Board has on various occasions discussed the 2003 Code, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards.

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

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In 2005, in compliance with NYSE requirements, our Audit Committee established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters. These procedures were approved by our Supervisory Board and implemented under the responsibility of our Managing Board. Thereupon, our chief executive officer provided a written affirmation of our compliance with NYSE standards as applicable to non-U.S. companies like us.

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

For example, one of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman and CEO of France Telecom and a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM, two of our Supervisory Board members are non-executive directors of Soitec, one of our Supervisory Board members is the CEO of Groupe Bull, one of the members of the Supervisory Board is also a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson, Flextronics and a subsidiary of Groupe Bull. We believe that each of these arrangements and transactions are made on an arms-length basis in line with market practices and conditions. Please see “Item 7. Major Shareholders and Related Party Transactions.”

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	Amended and Related Articles of Associations of STMicroelectronics N.V., dated May 15, 2007, as approved by the annual general meeting of Shareholders on April 26, 2007 (incorporated by reference to Form 20-F of STMicroelectronics N.V. filed on March 3, 2008).
4.1	The master agreement by and between STMicroelectronics N.V., Intel Corporation, Redwood Blocker S.A.R.L., and Francisco Partners II (Cayman) L.P. dated May 22, 2007 (incorporated by reference to Form 6-K of STMicroelectronics N.V. filed on August 3, 2007).
4.2	Form of ST Asset Contribution Agreement (incorporated by reference to Form 6-K of STMicroelectronics N.V. filed on August 3, 2007).
4.3	Sale and Contribution Agreement between STMicroelectronics N.V. and NXP B.V. dated April 10, 2008.
4.4	Framework Agreement by and between STMicroelectronics N.V. and Telefonaktiebolaget L.M. Ericsson dated August 19, 2008.
8.1	Subsidiaries and Equity Investments of the Company.
12.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., and Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.
15.2	Consent of Independent Registered Public Accounting Firm for Numonyx Holdings B.V.

CERTAIN TERMS

ADSL	Asymmetrical digital subscriber line

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CAD	computer aided design

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

CPE	customer premises equipment

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

DSL	digital subscriber line

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

G-bit	gigabit

GPRS	global packet radio service

GPS	global positioning system

GSM	global system for mobile communications

GSM/GPRS	European standard for mobile phones

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

K-bit	kilobit

LAN	local area network

M-bit	megabit

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

MPEG	motion picture experts group

ODM	original design manufacturer

OEM	original equipment manufacturer

OTP	one-time programmable

PDA	personal digital assistant

PFC	power factor corrector

PROM	programmable read-only memory

PSM	programmable system memories

RAM	random access memory

RF	radio frequency

RISC	reduced instruction set computing

ROM	read-only memory

SAM	serviceable available market

SCR	silicon controlled rectifier

SLIC	subscriber line interface card

SMPS	switch-mode power supply

SoC	system-on-chip

SRAM	static random access memory

SNVM	serial nonvolatile memories

TAM	total available market

USB	universal serial bus

VIPpowertm	vertical integration power

VLSI	very large scale integration

XDSL	digital subscriber line

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: May 13, 2009	By:	/s/ Carlo Bozotti

Carlo Bozotti President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the consolidated financial statements of STMicroelectronics N.V. listed in the index appearing under Item 18 of this 2008 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of STMicroelectronics N.V. listed in the index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”, appearing under Item 15 of this 2008 Annual Report to Shareholders on Form 20- F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15, management has excluded the activities associated with the acquisition of NXP B.V.’s wireless business from its assessment of internal control over financial reporting as of December 31, 2008 because it was acquired by the Company in a purchase business combination during 2008. Therefore, we have also excluded these activities of NXP B.V.’s wireless business from our audit of internal control over financial reporting. The NXP B.V.’s wireless business is a component of the Company’s Wireless Products Sector reporting segment whose total assets and total revenues represent 6% and 5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

PricewaterhouseCoopers SA

/s/ Travis Randolph	/s/ Felix Roth
Travis Randolph	Felix Roth

Geneva, May 13, 2009

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME
In million of U.S. dollars except per share amounts

	Twelve Months Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Net sales	9,792	9,966	9,838
Other revenues	50	35	16

Net revenues	9,842	10,001	9,854
Cost of sales	(6,282)	(6,465)	(6,331)

Gross profit	3,560	3,536	3,523
Selling, general and administrative	(1,187)	(1,099)	(1,067)
Research and development	(2,152)	(1,802)	(1,667)
Other income and expenses, net	62	48	(35)
Impairment, restructuring charges and other related closure costs	(481)	(1,228)	(77)

Operating income (loss)	(198)	(545)	677
Other -than-temporary impairment charge on financial assets	(138)	(46)	—
Interest income, net	51	83	93
Earnings (loss) on equity investments	(553)	14	(6)
Unrealized gain on financial assets	15	—	—

Income (loss) before income taxes and minority interests	(823)	(494)	764
Income tax benefit	43	23	20

Income (loss) before minority interests	(780)	(471)	784
Minority interests	(6)	(6)	(2)

Net income (loss)	(786)	(477)	782

Earnings (loss) per share (Basic)	(0.88)	(0.53)	0.87

Earnings (loss) per share (Diluted)	(0.88)	(0.53)	0.83

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS
In million of U.S. dollars

	As at
	December 31,	December 31,
	2008	2007

Assets
Current assets :
Cash and cash equivalents	1,009	1,855
Marketable securities	651	1,014
Trade accounts receivable, net	1,064	1,605
Inventories, net	1,840	1,354
Deferred tax assets	252	205
Assets held for sale	—	1,017
Other receivables and assets	685	612

Total current assets	5,501	7,662

Goodwill	958	290
Other intangible assets, net	863	238
Property, plant and equipment, net	4,739	5,044
Long-term deferred tax assets	373	237
Equity investments	510	—
Restricted cash	250	250
Non-current marketable securities	242	369
Other investments and other non-current assets	477	182

	8,412	6,610

Total assets	13,913	14,272

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts	20	—
Current portion of long-term debt	123	103
Trade accounts payable	847	1,065
Other payables and accrued liabilities	996	744
Dividends payable to shareholders	79	—
Deferred tax liabilities	28	11
Accrued income tax	125	154

Total current liabilities	2,218	2,077

Long-term debt	2,554	2,117
Reserve for pension and termination indemnities	332	323
Long-term deferred tax liabilities	27	14
Other non-current liabilities	350	115

	3,263	2,569

Total liabilities	5,481	4,646

Minority interests	276	53

Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,307,305 shares issued, 874,276,833 shares outstanding)	1,156	1,156
Capital surplus	2,324	2,097
Accumulated result	4,064	5,274
Accumulated other comprehensive income	1,094	1,320
Treasury stock	(482)	(274)

Shareholders’ equity	8,156	9,573

Total liabilities and shareholders’ equity	13,913	14,272

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In million of U.S. dollars

	Twelve Months Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Cash flows from operating activities:
Net income (loss)	(786)	(477)	782
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,366	1,413	1,766
Amortization of discount on convertible debt	18	18	18
Other-than-temporary impairment charge on financial assets	138	46	—
Unrealized gain on financial assets	(15)	—	—
Other non-cash items	159	109	50
Minority interest in net income of subsidiaries	6	6	2
Deferred income tax	(69)	(148)	(74)
(Earnings) loss on equity investments	553	(14)	6
Impairment, restructuring charges and other related closure costs, net of cash payments	371	1,173	1
Changes in assets and liabilities:
Trade receivables, net	565	2	(104)
Inventories, net	(299)	24	(161)
Trade payables	(34)	19	36
Other assets and liabilities, net	(251)	17	169

Net cash from operating activities	1,722	2,188	2,491

Cash flows from investing activities:
Payment for purchase of tangible assets	(983)	(1,140)	(1,533)
Payment for purchase of marketable securities	—	(708)	(864)
Proceeds from sale of marketable securities	351	101	100
Investment in short-term deposits	—	—	(903)
Proceeds from matured short-term deposits	—	250	653
Restricted cash	—	(32)	(218)
Investment in intangible and financial assets	(91)	(208)	(86)
Proceeds from the sale of Accent subsidiary	—	—	7
Capital contributions to equity investments	—	—	(213)
Payment for business acquisitions, net of cash and cash equivalents acquired	(1,694)	—	—

Net cash used in investing activities	(2,417)	(1,737)	(3,057)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	663	102	1,744
Repayment of long-term debt	(187)	(125)	(1,522)
Increase (decrease) in short-term facilities	20	—	(12)
Capital increase	—	2	28
Repurchase of common stock	(313)	—	—
Dividends paid	(240)	(269)	(107)
Dividends paid to minority interests	(10)	(6)	—
Other financing activities	—	—	1

Net cash from (used in) financing activities	(67)	(296)	132

Effect of changes in exchange rates	(84)	41	66

Net cash increase (decrease)	(846)	196	(368)

Cash and cash equivalents at beginning of the period	1,855	1,659	2,027

Cash and cash equivalents at end of the period	1,009	1,855	1,659

Supplemental cash information:
Interest paid	63	52	29
Income tax paid	154	133	117

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
In million of U.S. dollars, except per share amounts

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
	Stock	Surplus	Stock	Result	income (loss)	Equity

Balance as of December 31, 2005	1,153	1,967	(348)	5,427	281	8,480

Capital increase	3	25				28
Stock-based compensation expense		29	16	(16)		29
Comprehensive income (loss):
Net Income				782		782
Other comprehensive income, net of tax					535	535

Comprehensive income						1,317
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2006	1,156	2,021	(332)	6,086	816	9,747

Cumulative effect of FIN 48 adoption				(8)		(8)
Capital increase		2				2
Stock-based compensation expense		74	58	(58)		74
Comprehensive income (loss):
Net Loss				(477)		(477)
Other comprehensive income, net of tax					504	504

Comprehensive income						27
Dividends, $0.30 per share				(269)		(269)

Balance as of December 31, 2007	1,156	2,097	(274)	5,274	1,320	9,573

Repurchase of common stock			(313)			(313)
Issuance of shares by subsidiary		152				152
Stock-based compensation expense		75	105	(105)		75
Comprehensive income (loss):
Net loss				(786)		(786)
Other comprehensive loss, net of tax					(226)	(226)

Comprehensive loss						(1,012)
Dividends, $0.36 per share				(319)		(319)

Balance as of December 31, 2008	1,156	2,324	(482)	4,064	1,094	8,156

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

1.	THE COMPANY

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

The accounting policies of the Company conform to generally accepted accounting principles in the United States (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

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

When the Company acquires some, but not all, of the voting stock of an entity, the shares held by third parties represent a minority interest in the acquired business. The consolidated financial statements are prepared based on the full amount of assets and liabilities and income and expenses of the consolidated subsidiaries. However, offsetting amounts are shown for the portion of these items that does not belong to the Company and are reported on the line “Minority interests” in the consolidated financial statements.

2.2 — Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, assumptions used to discount monetary assets expected to be recovered beyond one-year, valuation at fair value of acquired assets including intangibles and amounts of in-process research and development (“IP R&D”) and assumed liabilities in a business combination, goodwill, investments and tangible assets as well as the impairment of their related carrying values, the assessment in each reporting period of events, which could trigger interim impairment testing, estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability to realize the sale, measurement of the fair value of debt and equity securities classified as available-for- sale, including debt securities, for which no observable market price is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

obtainable, the valuation of equity investments under the equity method, assessment of other-than-temporary impairment charges on financial assets,, the valuation of minority interests, particularly in case of contribution in kind as part of a business combination, restructuring charges, assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon the satisfaction of certain conditions of future performance, assumptions used to measure and recognize a liability for the fair value of the obligation the Company assumes at the inception of a guarantee, measurement of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

2.3 — Foreign currency

The U.S. dollar is the reporting currency for the Company. The US dollar is the currency of the primary economic environment in which the Company operates since the worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries of the Euro zone.

The functional currency of each subsidiary throughout the group is either the local currency or the US dollar, determined on the basis of the economical environment in which each subsidiary operates. For consolidation purposes, assets and liabilities of these subsidiaries having the local currency as functional currency are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the monthly average exchange rate of the period. The currency translation adjustments (“CTA”) generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

Assets, liabilities, revenues, expenses, gains or losses arising from transactions denominated in foreign currency are recorded in the functional currency of the recording entity at the exchange rate in effect during the month of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity’s functional currency are measured into the functional currency at the exchange rate prevailing at the balance sheet date. The related exchange gains and losses are recorded in the consolidated statements of income as “Other income and expenses, net”.

2.4 — Financial assets

The Company classifies its financial assets in the following categories: held-for-trading financial assets and available-for-sale financial assets. The Company did not hold at December 31, 2008 any investment classified as held-to-maturity financial assets. Additionally, upon the adoption on January 1, 2008 of Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”), as detailed in Note 2.25, the Company did not elect to apply the fair value option to any financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition and reassesses the appropriateness of the classification at each reporting date. Unlisted equity securities with no readily determinable fair value are carried at cost, as described in Note 2.19. They are neither classified as held-for-trading nor as available-for-sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Regular purchases and sales of financial assets are recognized on the trade date — the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of income. Available-for-sale financial assets and held-for-trading financial assets are subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The gain (loss) on the sale of the financial assets is reported as a non-operating element on the consolidated statements of income.

The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates. These assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, the Company establishes fair value by reference to publicly available indexes of securities with same rating and comparable or similar underlying collaterals or industries’ exposure, which the Company believes approximates the orderly exit value in the current market. In measuring fair value, the Company makes maximum use of market inputs and relies as little as possible on entity-specific inputs.

Held-for-trading financial assets

A financial asset is classified in this category if it is a security acquired principally for the purpose of selling in the short term or if it is a derivative instrument not designated as a hedge. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. As described in Note 2.5, the Company enters into derivative transactions to hedge currency exposures resulting from its operating activities. For mark-to-market gains or losses on its trading derivatives that do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), gains and losses arising from changes in the fair value of the derivatives are reported in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise, since the transactions for such instruments would only occur within the Company’s operating activities and, as such, should be included in operating income. Gains and losses arising from changes in the fair value of financial assets not related to the operating activities of the Company, such as discontinued fair value hedge on interest rate risk exposure or discontinued cash flow hedge for which the hedged forecasted transaction is not probable of occurrence anymore, are presented in the consolidated statements of income as a non-operating element within “Unrealized gain on financial assets” in the period in which they arise.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified as held-for-trading. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

Changes in the fair value, including declines determined to be temporary, of securities classified as available-for-sale are recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity. For the declines in value deemed to be permanent, the Company ceases to defer losses in the consolidated shareholders’ equity and reports an impairment charge in the consolidated statement of income as a non-operating element. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets classified as available-for-sale is impaired. A significant or prolonged decline in the fair value of the security below its cost or a significant drop in the number of the transactions of the security which are becoming illiquid are considered as an indicator that the securities are impaired. If any such evidence exists, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss- is removed from equity and recognized in the consolidated statements of income on the line “Other-than-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

temporary impairment charge on financial assets”. Impairment losses recognized in the consolidated statements of income are not reversed through earnings.

When securities classified as available for sale are sold, the accumulated fair value adjustments previously recognized in equity is reported as a non-operating element on the consolidated statements of income as gains and losses from financial assets. The cost of securities sold and the amount reclassified out of accumulated other comprehensive income into earnings is determined based on the specific identification of the securities sold.

2.5 — Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognizing the gain or loss resulting from the derivative instrument depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

(a) hedges of the fair value of recognized liabilities (fair value hedge); or

(b) hedges of a particular risk associated with a highly probable forecast transaction (cash flow hedge)

The Company documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative instruments that are not designated as hedges are classified as held-for-trading financial assets, as described in Note 2.4.

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

Cash Flow Hedges

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedges certain Euro-denominated forecasted transactions that cover a large part of its projected research and development, selling, general and administrative expenses as well as a portion of its projected front-end manufacturing production costs of semi-finished goods. The foreign currency forward contracts and currency options used to hedge foreign currency exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedge. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that, at inception, the critical terms of the hedging instrument and the hedged forecasted transaction are the same, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivative. Foreign currency forward contracts and currency options used as hedges are effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship.

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

When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in “Accumulated other comprehensive income” in the consolidated changes in shareholders’ equity is immediately transferred to the consolidated statements of income within “Other income and expenses, net”. If the de-designated derivative is still related to operating activities, the changes in fair value subsequent to the discontinuance continue to be reported within “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.4. If upon de-designation, the derivative instrument is held in view to be sold with no direct relation with current operating activities, changes in the fair value of the derivative instrument following de-designation are reported as a non-operating element on the line “Unrealized gain (loss) on financial assets” in the consolidated statements of income. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, the gain or loss deferred in “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity is recognized immediately in “Other income and expenses, net” in the consolidated statements of income when it is probable that the forecasted transaction will not occur by the end of the originally specified time period. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the consolidated statements of income.

In order to optimize its hedging strategy, the Company can be required to cease the designation of certain cash flow hedge transactions and enter into a new designated cash flow hedge transaction with the same hedged forecasted transaction but with a new hedging instrument. De-designation and re-designation are formally authorized and limited to the de-designation of purchased currency options with re-designation of the cash flow hedge through subsequent forward contract when the Euro/US dollar exchange rate is decreasing, the intrinsic value of the option is nil, the hedged transaction is still probable of occurrence and meets at re-designation date all criteria for hedge accounting. At de-designation date, the net derivative gain or loss related to the de-designated cash flow hedge deferred in “Accumulated other comprehensive income” in the consolidated changes in shareholders’ equity continues to be reported in net equity. From de-designation date, the change in fair value of the de-designated hedging item is recognized each period in the consolidated statement of income on the line “Other income and expenses, net”, as described in Note 2.4. The net derivative gain or loss related to the de-designated cash flow hedge deferred in net equity since de-designation date is reclassified to earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction.

Fair Value Hedges

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. These financial instruments correspond to interest rate swaps with a cancellation feature depending on the Company’s bonds convertibility. They convert the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. As of December 2007 and 2006, the cancelable swaps met the criteria for designation as a fair value hedge and, as such, both the interest rate swaps and the hedged portion of the bonds were reflected at their fair values in the consolidated balance sheets. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. As of December 31, 2007 and 2006, the cancellable swaps were highly effective at hedging the change in fair value of the hedged bonds attributable to changes in interest rates. Any ineffectiveness of the hedge relationship was recorded as a gain or loss on derivatives as a component of “Other income and expenses, net”, in the consolidated statements of income. In 2008, the hedge became no longer effective and the fair value hedge relationship between the bonds and the cancellable swaps was discontinued. The swaps continued to be marked to fair value as at December 31, 2008, however the changes in the fair value of the derivative instruments following the determination of their ineffectiveness is recorded as “Unrealized gain (loss) on financial assets” in the consolidated statements of income. Similarly, from discontinuance date, the Company ceased adjusting the carrying amount of the convertible bonds for changes in the risk that was being hedged and amortizes to earnings as a component of interest expense the adjustment of the carrying amount of the formerly hedged bonds for the difference between fair value and amortized cost.

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

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Following the enactment of the French Finance Act for 2008, which included several changes to the research tax credit regime (“Crédit Impôt Recherche”), French research tax credits that in prior years were recorded as a reduction of tax expense were deemed to be grants in substance. Unlike other research and development fundings, the amounts to be received are determinable in advance and accruable as the funded research expenditures are made. They are thus reported, starting from January 1, 2008, as a reduction of research and development expenses. The 2008 French research tax credits are classified as long-term receivables in the consolidated balance sheet as at December 31, 2008. The research tax credits are to be reimbursed in cash by the French tax authorities within three years in case they are not deducted from income tax payable during this period of time. The Company considers such cash settlement features of the French research tax credits to income-tax settlement. As such, they are excluded from the scope of Accounting Principles Board Opinion No. 21, Interest on Receivables and Payables (“APB 21”) and the Company does not discount these long-term receivables at their net present value.

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

2.7 — Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2008, 2007 and 2006 were $10 million, $12 million and $14 million respectively.

2.8 — Research and development

Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research and development costs are charged to expense as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is recorded as research and development expenses. Research and development expenses also include charges originated from purchase accounting on business combinations, such as amortization of acquired intangible assets and in-process research and development. Starting January 1, 2008 the research and development expenses are reported net of research tax credits received in the French jurisdiction, as described in Note 2.6.

2.9 — Start-up costs

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification. Start-up costs are included in “Other income and expenses, net” in the consolidated statements of income. Similarly, phase-out costs for facilities during the closing stage are also included in “Other income and expenses, net” in the consolidated statements of income. The costs of phase-outs are associated with the latest stages of facilities closure when the relevant production volumes become immaterial.

2.10 — Income taxes

The provision for current taxes represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. Deferred income tax is determined using tax rates and laws that are enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax law is recognized in the period of enactment. Deferred income tax assets are recognized in full but the Company assesses whether it is probable that future taxable profit will be available against which the temporary differences can be utilized. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not. The Company utilizes the flow-through method to account for its investment credits, reflecting the credits as a reduction of tax expense in the year they are recognized. Similarly, research and development tax credits are classified as a reduction of tax expense in the year they are recognized. As described in Note 2.6, French research tax credits are recorded as grants starting from January 1, 2008 and reported as a reduction of research and development expenses. French research tax credits prior to January 1, 2008 were recorded as a reduction of tax expense in earlier periods and are reported as deferred tax assets as at December 31, 2008.

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

A deferred tax is recognized on compensation for the grant of stock awards to the extent that such charge constitutes a temporary difference in the Company’s local tax jurisdictions. The measurement of the deferred tax asset is based on an estimate of the future tax deduction, for the amount of the compensation cost recognized for book purposes. Changes in the stock price do not thus impact the deferred tax asset or do not result in any adjustments prior to vesting. When the actual tax deduction is determined, generally upon vesting, it is compared to the estimated tax benefit as recognized over the vesting period. When a windfall tax benefit is determined (as the excess tax benefit of the actual tax deduction over the deferred tax asset) the excess tax benefit is recorded in equity on the line “Capital surplus” on the consolidated statement of changes in shareholders’ equity. In case of shortfall, only the actual tax benefit is to be recognized in the consolidated statement of income. The Company writes-off the deferred tax asset at the level of the actual tax deduction by charging first capital surplus to the extent of the pool of windfall benefits from prior years and then earnings. When the settlement of an award results in a net operating loss (“NOL”) carryforward, or increase existing NOLs, the excess tax benefit and the corresponding credit to capital surplus is not recorded until the deduction reduces income tax payable.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine the appropriate amount of tax benefits that are recognizable under FIN 48. In compliance with FIN 48, the Company uses a two-step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain tax position to be recognized only if it is more likely than not, or 50 percent assured, that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The Company classifies accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 23.

2.11 — Earnings per share (“EPS”)

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net income (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average number of shares used to compute diluted earnings per share include the incremental shares of common stock relating to stock-options granted, nonvested shares and convertible debt to the extent such incremental shares are dilutive. Nonvested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the balance sheet date and if the awards are dilutive. If all necessary conditions have not been satisfied by the end of the period, the number of nonvested shares included in the computation of the diluted EPS shall be based on the number of shares, if any that would be issuable if the end of the reporting period were the end of the contingency period and if the result were dilutive.

2.12 — Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits at call with external financial institutions with an original maturity of ninety days or less that are readily convertible in cash. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2.13 — Restricted cash

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

2.15 — Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.

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

2.16 — Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired business at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company usually estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2.17 — Intangible assets

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and the intangible assets acquired in business combinations recorded at fair value, which include trademarks, technologies and licenses, contractual customer relationships and computer software.

Trademarks and technology licenses

Separately acquired trademarks and licenses are recorded at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over the estimated useful lives. The estimate useful lives on licenses range from 3 to 7 years while trademarks have a useful life ranging from 2 to 3 years.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationships, which ranges from 4 to 12 years.

Computer software

Separately acquired computer software is recorded at historical cost. Costs associated with maintaining computer software programmes are recognized as expenses as incurred. The capitalization of costs for internally generated software developed by the Company for its internal use begins when preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended. Computer software recognized as assets are amortised over their estimated useful lives, which does not exceed 4 years.

Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statements of income for the amount by which the asset’s carrying amount exceeds its fair value. The Company evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

2.18 — Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government funding and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

In 2008, the Company launched its first 300-mm production facility. Consequently, the Company assessed the useful life of its 300-mm manufacturing equipment, based on relevant economic and technical factors. The conclusion was that the appropriate depreciation period for such 300-mm equipment was 10 years. This policy was applied starting January 1, 2008.

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

Assets are classified as assets held for sale when the following conditions have been met for the assets to be disposed of by sale: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely to be significant changes in the assets to be sold or a withdrawal to the plan to sell. Assets classified as held for sale are reported as current assets at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and the fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”. If the long-lived assets no longer meet the held-for-sale model, they are reported as assets held for use and thus reclassified from current assets to the line “Property, plant and equipment, net” in the consolidated balance sheet. The assets are measured at the lower of their fair value at the date of the subsequent decision not to sell and their carrying amount prior to their classification as assets held for sale, adjusted for any depreciation that would have been recognized if the long-lived assets had not been classified as assets held for sale. The fair value at the date of the decision not to sell is based on the discounted cash flows expected from the use of the assets. Any required adjustment to the carrying value of the asset that is reclassified as held and used is recorded in the income statement at the time of the reclassification and reported in the same income statement caption that was used to report adjustments to the carrying value of the asset during the time it was held for sale. (line “Impairment, restructuring charges and other related closure costs”. ) When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books and the net gain or loss is included in “Other income and expenses, net” in the consolidated statements of income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

2.19 — Investments

For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as held-for-trading or available-for-sale as described in Note 2.4. Investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. The fair value of a cost method investment is estimated on a non-recurring basis when there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Other-than-temporary impairment losses are immediately recorded in the consolidated statements of income and are based on the Company’s assessment of any significant and sustained reductions in the investment’s fair value.For unquoted equity securities, assumptions and estimates used in measuring fair value include the use of recent arm’s length transactions when they reflect the orderly exit price of the investments. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial assets” in the consolidated statements of income.

Equity investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. Equity investments also include entities which the Company determines to be variable interest entities, as described below, if the Company has the ability to exercise significant influence over the entity’s operations even if the Company owns less than 20% and is not the primary beneficiary. These investments are accounted for by the equity method of accounting and are initially recognized at cost when FIN46 is not applicable. They are presented on the face of the consolidated balance sheet on the line “Equity investments,” except if they meet the criteria for classification as assets held for sale. The Company’s share in its equity investments’ profit and loss is recognized in the consolidated statements of income as “Earnings (loss) on equity investments” and in the consolidated balance sheet as an adjustment against the carrying amount of the investments. When the Company’s share of losses in an equity investment equals or exceeds its interest in the investee, including any unsecured receivable, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee. At each period-end, the Company assesses whether there is objective evidence that its interests in the equity investments are impaired. Once a determination is made that an other-then-temporary impairment exists, the Company writes down the carrying value of the equity investment to its fair value at the balance sheet date, which establishes a new cost basis. The fair value of an equity investment is measured on a non-recurring basis using a combination of an income approach, based on discounted cash flows, and a market approach with financial metrics of comparable public companies.

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

The purchase method of accounting is used to account for a business combination if the acquired entity meets the definition of a business. If the acquired entity is a development stage entity and has not commenced planned principal operations, it is presumed not to be a business, and the individual assets and liabilities are recognized at their relative fair values with no goodwill recognized in the consolidated balance sheet. In case of acquisition of a business, the cost of the acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus costs directly attributable to the acquisition. If part of the consideration is contingent on a future event, the additional cost is not generally recognized until the contingency is resolved, the amount is determinable, or beyond a reasonable doubt. Identifiable assets acquired and liabilities and contingent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any acquired in-process research and development (“IPR&D”) is expensed immediately in the consolidated statements of income since it has no alternative future use. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is lower than the fair value of the net assets of the entity acquired, the difference is used to reduce proportionately the fair value assigned and allocated on a pro-rata basis to all assets other than current and financial assets, assets to be sold, prepaid pension assets and deferred taxes. Any negative goodwill remaining is recognized as an extraordinary gain. Goodwill arising from a purchase of less than 100% of a business is valued as the difference between the purchase price paid by the Company and its proportionate share of the fair values of the identifiable net assets acquired, while the minority interest is reported based on the book value of net assets acquired. Consequently, there is no step up for the minority interests’ share of the excess of the fair value of net assets over book value. When the Company acquires a business and a portion of the consideration is a minority interest in one or more of the Company’s businesses, the Company values the net assets of the subsidiaries in which the interest is being given at fair value and records the difference between fair value and book value related to the interest on the line “Issuance of shares by subsidiary” in the consolidated statement of changes in shareholders’ equity.

2.20 — Employee benefits

(a)	Pension obligations

The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. They are generally funded through payments to insurance companies, trustee-administered funds or state institutions, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity for which the Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

With the adoption in 2006 of Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”), the liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The Company accounted thus for the overfunded and underfunded status of defined benefit plans and other post retirement plans in its financial statements as at December 31, 2006, with offsetting entries made at adoption to “Accumulated other comprehensive income (loss)” in the consolidated statement of changes in shareholders’ equity, as described in Note 18.7. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Overfunded plans are not netted against underfunded plans and are shown separately in the financial statements. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in earnings, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.

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

Termination benefits are payable when employment is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for these benefits. For the accounting treatment and timing recognition of the involuntarily termination benefits, the Company distinguishes between one-time termination benefit arrangements and on-going termination benefit arrangements. A one-time termination benefit arrangement is one that is established by a termination plan that applies to a specified termination event or for a specified future period. These one-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which criteria for communication are not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for at commitment date when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.

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

(e)	Other long-term employee benefits

The Company provides long-term employee benefits such as seniority awards in certain subsidiaries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to earnings in the period of change. These obligations are valued annually by independent qualified actuaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

(f)	Share-based compensation

Stock options

At December 31, 2008, the Company had five employee and Supervisory Board stock-option plans, which are described in detail in Note 18. In 2005, the Company redefined its equity-based compensation strategy by no longer granting options but rather issuing nonvested shares.

Nonvested shares

In 2005, the Company began to grant nonvested shares to senior executives, selected employees and members of the Supervisory Board. The shares are granted for free to employees and at their nominal value for the members of the Supervisory Board. The awards granted to employees will contingently vest upon achieving certain market or performance conditions and upon completion of an average three-year service period. Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees and are not forfeited even if the service period is not completed. The Company measures the cost of share-based service awards based on the grant- date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. Compensation is recognized only for the awards that ultimately vest. The compensation cost is recorded through earnings over the vesting period against equity, on the line “Capital surplus” in the consolidated statement of changes in shareholders’ equity. The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing in providing the service condition, and forfeitures following the non-completion of one or more performance conditions. When the stock-award plan contains a market condition feature, the market condition is reflected in the estimated fair value of the award at grant date.

Liabilities for the Company’s portion of payroll taxes are not accrued for over the vesting period but are recognized at vesting, which is the event triggering the measurement of employee-related social charges, based on the intrinsic value of the share at vesting date, and payment of the social contributions in most of the Company’s local tax jurisdictions.

Furthermore the Company created in 2006 a local subplan for the stock award plan granted in 2005, as described in Note 18. The Company elected to apply the pool approach, as set forth in FAS 123R to account for the modification of the original plan. Under the pool approach, the Company determined as at the modification date the unrecognized compensation expense related to the number of nonvested shares subject to the vesting modifications and incremental cost, if any, to be recognized ratably over the modified vesting period. Nonvested share grants and the related compensation cost are further explained in details in Note 18.

2.21 — Long-term debt

(a)	Convertible debt

Zero-coupon convertible bonds are recorded at principal amount in long-term debt and are subsequently stated at amortized cost.

Debt issuance costs are reported as non-current assets on the line “Other investments and other non-current assets” of the consolidated balance sheets. They are subsequently amortized through earnings on the line “Interest income, net” of the consolidated statements of income until the first redemption right of the holder. Outstanding bonds amounts are classified in the consolidated balance sheet as “Current portion of long term debt” in the year of the redemption right of the holder.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

(b)	Bank loans and senior bonds

Bank loans, including non-convertible senior bonds, are recognized at historical cost, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of income over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. The Company may from time to time enter into “repurchase agreements” with certain financial institutions and may give as collateral certain available-for-sale debt securities. The Company retains control over the pledged debt securities and consequently does not de-recognize the financial assets from its consolidated balance sheet upon transfer of the collateral. The Company accounts for such transactions as secured borrowings and recognizes the cash received upon transfer by recording a liability for the obligation to return the cash to the lending financial institution within a term which does not exceed three months. Such obligation is extinguished when the Company repurchases the pledged securities in accordance with the terms of the repurchase agreements.

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

2.23 — Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “Accumulated other comprehensive income (loss)” consists of temporary unrealized gains or losses on securities classified as available-for-sale, the unrealized gain (loss) on derivatives designated as cash flow hedge and the impact of recognizing the overfunded and underfunded status of defined benefit plans upon FAS 158, all net of tax, as well as foreign currency translation adjustments.

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

The Company, when acting as a guarantor, recognizes, at the inception of a guarantee, a liability for the fair value of the obligation the Company assumes under the guarantee, in compliance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 (“FIN 45”). When the guarantee is issued in conjunction with the formation of a partially owned business or a venture accounted for under the equity method, the recognition of the liability for the guarantee results in an increase to the carrying amount of the investment. The liabilities recognized for the obligations of the guarantees

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

undertaken by the Company are measured subsequently on each reporting date, the initial liability being reduced as the Company, as a guarantor, is released from the risk underlying the guarantee.

2.25 — Recent accounting pronouncements

(a)	Accounting pronouncements effective in 2008

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Additionally, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded. FAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the Financial Accounting Standards Board issued an FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. However, the FSP did not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually, which do not include goodwill. The Company adopted FAS 157 on January 1, 2008. FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for specified categories of instruments. The Company did not record, upon adoption, any adjustment to retained earnings since it does not hold any of these categories of instruments. In the first quarter of 2008, the Company reassessed fair value on financial assets and liabilities in compliance with FAS 157, including the valuation of available-for-sale securities for which no observable market price is obtainable. The adoption of FAS 157 did not have any impact on the derivative instruments held by the Company and either designated as hedge or classified as held-for-trading, and on the Company’s investments in equity securities and floating-rate notes classified as available-for-sale since quoted prices for similar or identical instruments are available for these instruments. For the auction-rate securities held by the Company for which no observable market price is obtainable, as described in Note 12, the Company estimates that the measure of fair value of these financial assets, even if using certain entity-specific assumptions, is in line with a FAS 157 level 3 fair value hierarchy. The Company has also assessed the future impact of FAS 157 when adopted in 2009 for nonfinancial assets and liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, the Company is currently reviewing its goodwill impairment model to measure fair value relying on external inputs and market participant’s assumptions rather than exclusively using discounted cash flows generated by each reporting entity. Based on the Company’s preliminary assessment, management estimates that the new fair value measurement basis, if applied in a comparable market environment as in the last impairment campaigns, would not have a significant material impact on the results of the goodwill impairment tests. However, as a result of the continuing downturn in market conditions and the general business environment, this new measurement of the fair value of the reporting units, when used in future goodwill and impairment testing, could generate higher impairment charges as the fair value will be estimated on business indicators that could reflect a distressed market.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company adopted FAS 159 on January 1, 2008 and has not elected to apply the fair value option to any of its assets and liabilities as permitted by FAS 159.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). This issue states that a realized

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. The Company adopted EITF 06-11 in the first quarter of 2008 and EITF 06-11 did not have any impact on its financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. The Company adopted EITF 07-3 in the first quarter of 2008 and EITF 07-3 did not have a material effect on its financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF 07-6”). The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date. The Company adopted EITF 07-6 in the first quarter of 2008 and EITF 07-6 did not have a material effect on its financial position and results of operations.

In November 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 provides the Staff’s views regarding written loan commitments that are accounted for at fair value through earnings under GAAP. SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15, 2007. The Company adopted SAB 109 in the first quarter of 2008 and has no written loan commitments to which the standard applies.

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

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in consolidated financial statements. The standards continue the movement toward the greater use of fair values in financial reporting. FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the “acquirer”) will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date and not expensed upon consideration allocation; in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a “bargain purchase,” instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control. FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008. FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 requires adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. The Company has evaluated the effect the adoption of these statements will have on its financial position and results of operations and determined that, in view of the recent merger and acquisition transactions concluded by the Company, FAS 141R and FAS 160 adoption will have a significant impact on its financial statements. Acquisition-related costs, which amounted to $7 million and were capitalized as at December 31, 2008 will be immediately recorded in earnings in the first quarter of 2009. Furthermore, past business combinations often included, and future business combinations may include, significant IP R&D in the allocation of the consideration and committed restructuring actions aiming at optimizing synergies with the newly integrated businesses. With the adoption of FAS 141R, any IP R&D will be recorded as intangible assets subject to annual impairment testing while future restructuring initiatives, which in compliance with the current practice are accrued for against goodwill, will impact earnings. Additionally, the adoption of FAS 160 for the presentation and disclosures of noncontrolling interests will generate a reclassification as at January 1, 2009 from the mezzanine line “Minority interests” in the consolidated balance sheet to shareholders’ equity for a total amount of $276 million. However no significant changes are expected in valuation allowance for acquired deferred tax assets and the resolution of assumed uncertain tax positions on past business combinations, which would require impacting earnings instead of an adjustment to goodwill as in current practice.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

permitted. The Company will adopt FAS 161 in the first quarter of 2009 and is currently reviewing the new disclosure requirements and their impact on its financial statements.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US generally accepted accounting principles (“GAAP”). FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company will adopt FAS 162 when effective and management does not expect that FAS 162 will have a material effect on its financial position and results of operations.

In November 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). This issue addresses a certain number of matters associated with the impact that FAS 141R and FAS 160 might have on the accounting for equity method investments. EITF 08-6 retains the current cost accumulation approach for determining the initial carrying value of an equity method investment. It also addresses other-than-temporary impairment testing, which must be performed at the overall investment level. EITF 08-6 states that share issuance by an equity method investee should be accounted for as if the equity method investor had sold a proportionate share of its investment, with any resulting gain or loss recognized in earnings, with no policy election possible anymore. However, the final consensus reaffirms that no gain (loss) should be recognized when significant influence is lost. EITF 08-6 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, with no early application permitted. EITF 08-6 must be applied prospectively to new investments acquired after the effective date. The Company will adopt EITF 08-6 in 2009 and has assessed that such adoption will not represent a significant change to current practice.

In November 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). This issue applies to all defensive assets, either acquired to a third party or through a business combination. However, EITF 08-7 excludes from its scope in-process research and development acquired in a business combination. EITF 08-7 states that a defensive asset should be considered a separate unit of accounting and should not be combined with the existing asset whose value it may enhance. A useful life should be assigned that reflects the acquiring entity’ consumption of the defensive asset’s expected benefits. EITF 08-7 also observes that a defensive intangible asset may not be considered immediately abandoned following its acquisition and that it would be rare for a defensive asset to have an indefinite life. EITF 08-7 is effective prospectively to intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with no early application permitted. The Company will adopt EITF 08-6 in 2009 and has assessed that in view of the recent merger and acquisition transactions concluded by the Company, EITF 08-7 could be applicable to future business combinations. However, the Company did not acquire in the past significant defensive intangible assets and even if future business combinations involve the acquisition of defensive assets, the application of EITF 08-7 would not represent a significant change to current practice.

(c)	Accounting pronouncements that are not yet effective and are not expected to impact the Company’s operations:

•	EITF 07-1, Accounting for Collaborative Arrangements

•	EITF 07-4, Application of the Two-Class Method under FAS 128 to Master Limited Partnerships

•	FAS 163, Accounting for Financial Guarantee Insurance Contracts

•	EITF 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

•	EITF 08-3, Accounting by Lessees for Maintenance Deposits under Lease Agreements

•	EITF 08-5, Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement.

•	EITF 08-8, Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount that is Based on the Stock of an Entity’s Consolidated Subsidiary

3.	BUSINESS COMBINATIONS

On January 17, 2008, the Company acquired effective control of Genesis Microchip Inc. (“Genesis Microchip”) under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, the Company acquired the remaining common shares of Genesis Microchip that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary of the Company that was merged with and into Genesis Microchip promptly thereafter and received $170 million of cash and cash equivalents from Genesis Microchip. Additional direct costs associated with the acquisition amounting to approximately $6 million were paid in 2008. On closing, Genesis Microchip became part of the Company’s Home Entertainment & Displays business activity which is part of the Automotive Consumer Computer and Communication Infrastructure Product Groups segment. The acquisition of Genesis Microchip was performed to expand the Company’s leadership in the digital TV market. Genesis Microchip will enhance the Company’s technological capabilities for the transition to fully digital solutions in the segment and strengthen its product intellectual property portfolio.

Purchase price allocation resulted in the recognition of $11 million in marketable securities, $14 million in property, plant and equipment, $44 million of deferred tax assets while intangible assets included $44 million of core technologies, $27 million related to customer relationships, $2 million of trademarks, $15 million of goodwill primarily related to the workforce, and not deductible for tax purposes and $2 million of liabilities net of other assets. During the year, the company reduced its estimate of direct cost associated with the acquisition and made a corresponding reduction in the amount of purchase goodwill. The Company also recorded in 2008 $21 million of acquired IP R&D with no alternative future use that the Company immediately wrote-off. Such IP R&D charge was recorded on the line “Research and development expenses” in the consolidated statement of income for the year ended December 31, 2008. The core technologies have an average useful life of approximately four years, the customers’ relationship of seven years and the trademarks of approximately two years. The purchase price allocation is based on a third party independent appraisal.

On August 2, 2008, ST-NXP Wireless, a joint venture owned 80% by the Company, began operations based on contributions of the wireless businesses of the Company and NXP, as the minority interest holder. The Company paid to NXP $1.55 billion for the 80% stake, which included a control premium that was the principal driver for the goodwill arising in the transaction, and received cash from the NXP businesses of $33 million. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in the Company’s wireless business. Additional direct costs associated with the acquisition are estimated to be approximately $20 million and were accrued as at December 31, 2008. On closing, ST-NXP Wireless was determined to be included in the reportable segment “Wireless Product Sector.”

Purchase price allocation resulted in the recognition of $302 million in property, plant and equipment, $65 million of tax receivables net of valuation allowances, inventory of $282 million which includes $88 million of step-up in value that increased charges against earnings in 2008 as the inventory was sold, deferred tax liabilities of $14 million, restructuring reserves of $44 million and net other assets and liabilities of $41 million in liabilities. In addition, intangible assets recognized included core technologies of $223 million, customer relationships of $405 million, and acquired IP R&D of $76 million. Such IP R&D did not have any alternative future use and was written-off immediately in the consolidated statement of income in 2008 to the line “Research and development.” The resulting goodwill in the transaction is $669 million which is expected to be fully deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The core technologies have useful lives ranging from approximately three and a half to six and a half years. The purchase price allocation for the contribution from the minority interest holder is based on a third party independent appraisal. The contribution by the Company was carried over at its book value The restructuring reserves represent estimated redundancy costs that will be incurred to achieve the rationalization of the combined organization as anticipated as part of the transaction and cover approximately 500 people including sub-contractors. The plan will affect mainly employees in Belgium, China, Germany, India, the Netherlands, Switzerland and the United States. These actions, and the resulting termination benefits, will be finalized and completed within one year of the acquisition date, which could result in changes to the liability and goodwill amounts in the purchase price allocations above. Although not anticipated, the purchase price accounting remains subject to minor adjustments.

The Company and NXP had in the past pre-existing relationships before the business combination described above through the alliance the Company operated jointly with Freescale Semiconductor, Inc. for certain research and development activities and the operation of a 300mm wafer pilot line fab in Crolles (France) (“Crolles2 alliance”). In January 2007, NXP Semiconductors B.V. announced that it would withdraw from the alliance. Freescale Semiconductor, Inc. has also notified the Company that the Crolles2 alliance would terminate as of such date. Therefore, the Crolles2 alliance expired on December 31, 2007. Following the termination of the Crolles 2 alliance, the Company entered into agreements to acquire all equipment in Crolles from NXP and Freescale according to the following schedule: (i) the acquisition of equipment amounting to $128 million from NXP on December 31, 2007; (ii) the acquisition of equipment amounting to $140 million from Freescale on March 14, 2008; (iii) the acquisition of equipment amounting to $135 million from Freescale on April 18, 2008 and (iv) the acquisition of equipment amounting to $129 million from NXP on June 30, 2008. The March 14, 2008 installment has been executed by a combination of direct purchase amounting $40 million and an operating lease for the remainder of the equipment. The termination of the Crolles 2 alliance did not result in other settlements, which could have generated gain or losses in the consolidated statement of income for the year ended December 31, 2008.

The unaudited proforma information below assumes that Genesis Microchip was acquired and the ST-NXP Wireless joint venture was created on January 1, 2008 and incorporates the results of Genesis Microchip and ST-NXP Wireless beginning on that date. The unaudited twelve months ended December 31, 2007 information has been adjusted to incorporate the results of Genesis Microchip and ST-NXP Wireless on January 1, 2007. Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2008.

	Twelve Months Ended	Twelve Months Ended
	December 31,	December 31,
Pro Forma Statements of Income (Unaudited)	2008	2007
	In millions of U.S. dollars,
	except per share amounts

Net revenues	10,650	11,654
Gross profit	3,880	4,109
Operating expenses	(4,185)	(4,891)
Operating loss	(306)	(782)
Net loss	(896)	(737)
Loss per share (basic)	(1.00)	(0.82)
Loss per share (diluted)	(1.00)	(0.82)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

	Twelve Months Ended	Twelve Months Ended
	December 31,	December 31,
Statements of Income, as Reported	2008	2007
	In millions of U.S. dollars,
	except per share amounts

Net revenues	9,842	10,001
Gross profit	3,560	3,536
Operating expenses	(3,758)	(4,081)
Operating loss	(198)	(545)
Net loss	(786)	(477)
Loss per share (basic)	(0.88)	(0.53)
Loss per share (diluted)	(0.88)	(0.53)

The unaudited pro forma information above includes material non-recurring items such as the write-off of IP R&D, as well additional expense for cost of goods sold due to increases to the fair value of inventory received in the business combinations. The historical results for the year ended December 31, 2008 included the write-off of IP R&D acquired in the formation of ST-NXP Wireless and the additional cost of goods sold due to the fair value increase of the portion of inventory sold. The pro forma for the prior year’s twelve months ended December 31, 2007 have been adjusted for $21 million of IP R&D for Genesis Microchip and $76 million for ST-NXP Wireless.

4.	EQUITY INVESTMENTS

Numonyx

In 2007, the Company announced that it had entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, the Company would sell its flash memory assets, including its NAND joint venture interest with Hynix as described above and other NOR resources, to the new company, which was called Numonyx Holdings B.V. (“Numonyx”), while Intel would sell its NOR assets and resources. Pursuant to the signature of the agreement for the FMG deconsolidation and upon meeting criteria for assets held for sale as set forth in Statement of Financial Accounting Standards No. 144, Accounting for the impairment or disposal of long-term assets (“FAS 144”), the Company reclassified in 2007 the assets to be transferred to Numonyx from their original balance sheet classification to the line “Assets held for sale.” Coincident with this classification, the Company reported an impairment charge of $1,106 million to adjust the value of these assets to fair value less costs to sell, on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2007. The total loss calculation also included a provision of $139 million to reflect the value of rights granted to Numonyx to use certain assets retained by the Company. No remaining amounts related to the FMG deconsolidation was reported as current assets on the line “Assets held for sale” of the consolidated balance sheet as of December 31, 2008.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 12. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, the Company incurred an additional pre-tax loss of $190 million for the year ended December 31, 2008, which was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

default and failure to repay the loans from Numonyx, the banks will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of Numonyx’s assets. The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2008.

The Company accounts for its share in Numonyx under the equity method based on the actual results of the venture. In the valuation of Numonyx investment under the equity method, the Company applies a one-quarter lag reporting. Consequently, equity loss related to Numonyx for the second and third quarters of 2008 have been reported by the Company in the third and fourth quarters of 2008, respectively. For the year ended December 31, 2008 the Company reported on the line “Earnings (loss) on equity investments” on the Company’s consolidated statement of income $65 million of equity loss in Numonyx equity investment, including $4 million related to interest expense on the Subordinated notes and corresponding to the Company’s equity interest in the financial expense of Numonyx, as described in Note 22 and $2 million of compensation on stock awards granted to employees subsequently transferred to Numonyx. Additionally, due to deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s current and projected results, the Company re-assessed the fair value of its equity investment and recorded a $480 million other-than-temporary impairment charge on the line “Earnings (loss) on equity investments” in the 2008 consolidated statement of income. The calculation of the impairment was based upon a combination of an income approach, using discounted cash flows, and a market approach, using metrics of comparable public companies. The Company’s share of the actual results of Numonyx is adjusted for basis differences which arise principally due to the impairments recorded by the Company. The basis difference of $240 million at December 31, 2008 has been allocated to long-lived assets and is being amortized over their remaining useful lives. At December 31, 2008 the Company’s investment in Numonyx, including the amount of the debt guarantee, amounted to $496 million. The Company’s current maximum exposure to loss as a result of its involvement with Numonyx is limited to its equity investment, its investment in subordinated notes and its debt guarantee obligation.

Summarized unaudited financial information for Numonyx, as of September 27, 2008 and for the six months then ended that, because of the one-quarter lag discussed above, correspond to the amounts included in the Company’s Consolidated Financial Statements as of December 31, 2008 and for the twelve months then ended, are as follows :

Statement of Income Information:
Net sales	1,165
Gross profit	266
Net income (loss)	(129)
Financial Position Information:
Current assets	1,614
Noncurrent assets	1,412
Current liabilities	512
Noncurrent liabilities	860
Net worth	1,654

Hynix ST Joint Venture

In 2004, the Company signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. Additionally, the Company originally committed to grant $250 million in long-term financing to the new

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

joint venture guaranteed by the subordinated collateral of the joint venture’s assets. The Company made the total $250 million capital contribution as previously planned in the joint venture agreement in 2006. In 2007, Hynix Semiconductor Inc. invested an additional $750 million in additional shares of the joint venture to fund a facility expansion. As a result of this investment, the Company’s equity interest in the joint venture declined from approximately 33% to 17%. At December 31, 2007 the investment in the joint venture amounted to $276 million and was included in assets held for sale on the consolidated balance sheet. It was transferred to Numonyx upon the formation of that company, as described below. The Company accounted for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture through the first quarter of 2008. The Company’s share in 2008 result of the joint venture, reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the year ended December 31, 2008 was not material.

Due to regulatory and withholding tax issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. In 2006, the Company placed $218 million of cash on the guarantee deposit account. In 2007, the Company placed the remaining $32 million of cash, which totaled $250 million as at December 31, 2008 and was reported as “Restricted cash” on the consolidated balance sheet. The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was recorded against the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2008, and the Company reported the debt guarantee on the line “Other investments and other non-current assets” since the terms of the transfer of the equity investment to Numonyx do not include the transfer of the guarantee. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its indirect investment through Numonyx and its debt guarantee obligation.

Veredus

In 2008, the Company acquired 41.2% of ownership interest in Veredus Laboratories Pte. Ltd (“Veredus”), a company located in Singapore which sells diagnostic solutions to the medical market. The acquisition amounted to $11 million and was fully paid in 2008. The investment is aimed at joining forces with established and growing players in the medical diagnostic market, accelerating thus market adoption of the Company’s LabOnCHip technology and products. The Company accounted for its interest in Veredus under the equity method. The Company’s share in 2008 result of the joint venture, reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the year ended December 31, 2008 was not material.

ATLab

In 2008, the Company acquired 8.1% of ownership interest in ATLab Inc. (“ATLab”), a Korean company which sells semiconductor devices to the optical mouse, touch screen and touch pad markets. With this investment, the Company intends to secure partnership in product development for the growing touch screen market. The acquisition, which totaled $4 million, was fully paid in 2008.

The Company has identified ATLab as a “Variable Interest Entity” (“VIE”) but has determined that it is not the primary beneficiary of the entity. The Company has the ability to exercise significant influence on certain decisions of the entity. Consequently, the Company accounted for its interest in ATLab under the equity method. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Company’s share in 2008 result of the joint venture, reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the year ended December 31, 2008 was not material.

5.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2008	2007

Trade accounts receivable	1,089	1,626
Less valuation allowance	(25)	(21)

Total	1,064	1,605

Bad debt expense in 2008, 2007 and 2006 was $1 million, $1 million and $7 million respectively. In 2008, 2007 and 2006, one customer, the Nokia group of companies, represented 17.5% 21.1% and 21.8% of consolidated net revenues, respectively.

6.	INVENTORIES, NET

Inventories, net of reserve consisted of the following:

	December 31,	December 31,
	2008	2007

Raw materials	76	72
Work-in-process	1,124	808
Finished products	640	474

Total	1,840	1,354

As at December 31, 2008, inventories included $203 million related to the consolidation of the NXP wireless business. The fair value adjustment arising from the purchase accounting for the acquisition as discussed in Note 3 was totally expensed in cost of goods sold as at December 31, 2008.

As at December 31, 2007 inventories amounting to $329 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx.

7.	ASSETS HELD FOR SALE

As described in Note 4, the Company announced in 2007 that it had entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company, Numonyx, from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business. In exchange of its flash memory assets, including its NAND joint venture interest and other NOR resources, the Company was expected to receive, at closing, a combination of cash and a 48.6% equity ownership stake in Numoyx; Intel was expected to receive cash and a 45.1% equity ownership stake; and Francisco Partners L.P. was to invest $150 million in cash to purchase participating convertible preferred stock with certain liquidation preferences and convertible into a 6.3% ownership interest, subject to adjustments in certain circumstances. As a result of the signing of the definitive agreement for the FMG deconsolidation and upon meeting FAS 144 criteria for assets held for sale, the Company reclassified the assets to be transferred to Numonyx from their original balance sheet classification to the line “Assets held for sale” in the consolidated balance sheet as at December 31, 2007. Coincident with this classification, the Company recorded an impairment charge of $1,106 million, as described in Note 21, to adjust the value of these assets to fair value less costs to sell, reporting the loss on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2007. Fair value less costs to sell was based on the net consideration provided for in the agreement and significant estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

In 2008, the terms of the transaction were further refined. Among other things, the Company and Intel agreed to guarantee the term debt and revolving credit agreement of Numonyx, as described in Note 4. The Company and Intel also agreed to a reduction in the amount of subordinated notes they would receive and it was agreed that Francisco Partners would receive 6.3% of the total subordinated notes to be issued by Numonyx in addition to its convertible preferred stock in exchange for its initial investment of $150 million. The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses as previously announced. As a consequence of the final terms of the transaction, the balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, the Company incurred an additional pre-tax loss of $190 million for the year, consisting of a $164 million impairment charge recorded upon disposal and an additional loss of $26 million, as a consequence of additional charges borne by the Company in relation to the contributed assets. The loss was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2008 and is further detailed in Note 21.

8.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets consisted of the following:

	December 31,	December 31,
	2008	2007

Receivables from government agencies	125	143
Taxes and other government receivables	238	258
Advances to suppliers	3	5
Advances to employees	11	9
Advances to State and government agencies	69	9
Insurance prepayments	6	5
Rental prepayments	2	3
License and technology agreement prepayments	21	17
Other prepaid expenses	35	17
Loans and deposits	18	15
Accrued income	14	11
Interest receivable	16	28
Receivables for sale of long-lived assets	1	8
Purchased currency options	27	12
Foreign exchange forward contracts	10	1
Held-for-trading cancellable swaps	34	—
Sundry debtors within cooperation agreements	29	30
Receivables for payments on behalf of Numonyx	—	26
Other current assets	26	15

Total	685	612

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. Until November 1 2008, the cancellable swaps met the criteria for designation as a fair value hedge, as further detailed in Note 27, and were reflected at their fair value in the consolidated balance sheet as at December 31, 2007 on the line “Other investments and other non-current assets, as described in Note 14. Due to the high volatility in the interest rates generated by the recent financial turmoil, the Company assessed in 2008 that the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

swaps had been no longer effective since November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were classified as held-for-trading financial assets and reported at fair value as a component of “Other receivables and current assets” in the consolidated balance sheet as at December 31, 2008 since the Company intends to hold the derivative instruments for a short period of time which will not exceed twelve months. An unrealised gain was recognized in earnings from discontinuance date totaling $15 million and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the year ended December 31, 2008.

Amounts shown in the table above on the line “Receivables for payments on behalf of Numonyx” represented costs to create the infrastructure necessary to prepare Numonyx to operate immediately following FMG deconsolidation, for which the Company paid in 2007 and were reimbursed by Numonyx following its inception.

9.	GOODWILL

Following the segment reorganization as described in Note 29, the Company has restated its results in prior periods for illustrative comparisons of its allocation of goodwill by product segment. Management believes that the restated 2007 and 2006 presentation is consistent with 2008.

Changes in the carrying amount of goodwill were as follows:

	Automotive
	Consumer
	Computer and
	Communication		Industrial and
	Infrastructure	Wireless	Multisegment
	Product	Products	Products
	Groups	Sector	Sector
	(‘‘ACCI”)	(‘‘WPS”)	(‘‘IMS”)	Other	Total

December 31, 2006	41	89	91	2	223
Business Combination	—	58	—	—	58
Foreign currency translation	—	—	9	—	9

December 31, 2007	41	147	100	2	290

Business Combination	15	669	—	—	684
PGI goodwill impairment	(4)	—	—	(2)	(6)

Incard goodwill impairment	—	—	(7)	—	(7)

Foreign currency translation	(1)	—	(2)	—	(3)

December 31, 2008	51	816	91	—	958

In 2008, the Company acquired 100% of Genesis Microchip Inc. and 80% of the NXP wireless business. Amounts of $15 million and $669 million, respectively, of the purchase price for these two transactions were allocated to goodwill. These business combinations are discussed in details in Note 3.

During the third quarter of 2008, the Company performed the annual review of impairment of goodwill and based on this test, impairment charges totaling $13 million were recorded on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2008. These impairment charges are further described in Note 21. Since the Company’s impairment campaign, the Company’s market capitalization declined to a level below its book value, the Company also performed further analyses during the fourth quarter using the most current long term financial plan available. While the Company recorded specific impairment charges related to the carrying value of certain marketable securities and equity investments during the period, no impairment was indicated by such analyses on the net value of its assets subject to testing. However, many of the factors used in assessing fair values for such assets are outside of the Company’s control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

market conditions, which may continue to negatively impact the Company’s market value, the Company will continue to monitor the carrying value of its assets. If market and economic conditions deteriorate further, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in the Company’s product portfolio or strategic transactions, including the recently announced joint venture with Ericsson for the Company’s wireless business and possible further impairment charges relating to the Company’s investment in Numonyx.

On November 1, 2007 the Company acquired a portion of the integrated circuit operations of one the significant wireless customers of its new WPS product segment. An amount of $58 million of the purchase price for this transaction was allocated to goodwill.

10.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

	Gross	Accumulated	Net
December 31, 2008	Cost	Amortization	Cost

Technologies & licences	707	(365)	342
Contractual customer relationships	436	(22)	414
Purchased software	253	(200)	53
Internally developed software	125	(71)	54

Total	1,521	(658)	863

	Gross	Accumulated	Net
December 31, 2007	Cost	Amortization	Cost

Technologies & licences	431	(303)	128
Contractual customer relationships	4	(4)	—
Purchased software	230	(179)	51
Internally developed software	124	(65)	59

Total	789	(551)	238

As described in Note 3, purchase price allocation on the integration of NXP wireless business resulted in the recognition of core technologies of $223 million and customer relationships of $405 million. The core technologies have useful lives ranging from approximately three and a half to six and a half years and the customer relationships’ average useful lives were estimated at 12 years. Purchase price allocation on the acquisition of Genesis resulted in $44 million of core technologies, $27 million related to customer relationships and $2 million of trademarks. The core technologies have an average useful life of approximately four years, the customers’ relationship of seven years and the trademarks of approximately two years.

As at December 31, 2007 other intangible assets amounting to $12 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx.

As at December 31, 2007, the Company recorded a $2 million impairment charge on certain technologies without any alternative future use based on the Company’s products’ roadmap.

The aggregate amortization expense in 2008, 2007 and 2006 was $141 million, $82 million and $93 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The estimated amortization expense of the existing intangible assets for the following years is:

Year

2009	231
2010	208
2011	185
2012	123
2013	65
Thereafter	51

Total	863

11.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	Gross	Accumulated	Net
December 31, 2008	Cost	Depreciation	Cost

Land	89	—	89
Buildings	1,001	(264)	737
Capital leases	68	(53)	15
Facilities & leasehold improvements	3,153	(2,115)	1,038
Machinery and equipment	13,700	(11,037)	2,663
Computer and R&D equipment	528	(440)	88
Other tangible assets	187	(127)	60
Construction in progress	49	—	49

Total	18,775	(14,036)	4,739

	Gross	Accumulated	Net
December 31, 2007	Cost	Depreciation	Cost

Land	91	—	91
Buildings	1,036	(344)	692
Capital leases	71	(49)	22
Facilities & leasehold improvements	3,205	(1,975)	1,230
Machinery and equipment	13,938	(11,183)	2,755
Computer and R&D equipment	554	(458)	96
Other tangible assets	185	(128)	57
Construction in progress	101	—	101

Total	19,181	(14,137)	5,044

Upon the acquisition of Genesis, the Company recorded in January 2008 property, plant and equipment totaling $14 million. The integration of NXP wireless business in 2008 resulted in the consolidation of long-lived assets totaling $302 million, of which $25 million corresponded to fair value step-up on the Company’s 80% interest.

In 2008, as described in Note 21, the Company recorded $77 million impairment charge on long-lived assets of the Company’s manufacturing sites in Carrollton, Texas and in Phoenix, Arizona, of which $75 million on Phoenix site which had previously been designated for closure as part of the 2007 restructuring plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The depreciation charge in 2008, 2007 and 2006 was $1,225 million, $1,331 million and $1,673 million, respectively.

Capital investment funding has totaled $4 million, $9 million and $15 million in the years ended December 31, 2008, 2007 and 2006, respectively. Public funding reduced depreciation charges by $25 million, $33 million and $54 million in 2008, 2007 and 2006 respectively.

For the years ended December 31, 2008, 2007 and 2006 the Company made equipment sales for cash proceeds of $8 million, $4 million and $22 million respectively.

As at December 31, 2007 property, plant and equipment amounting to $394 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx, the newly created flash memory company upon FMG deconsolidation.

12.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at December 31, 2008, the Company had financial assets classified as available-for-sale corresponding to equity and debt securities.

The amount invested in equity securities was $5 million at December 31, 2008 and 2007, respectively. These investments primarily correspond to financial assets held as part of a long-term incentive plan in one of the Company’s subsidiaries. They are reported on the line “Other investments and other non-current assets” on the consolidated balance sheets as at December 31, 2008 and 2007. The Company recognized in 2008 a temporary decline on the fair value of one of these equity securities. Such deferred loss, which amounted to $3 million after-tax, was recorded as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity as of December 31, 2008. The Company did not record any significant change in fair value on the equity securities classified as available-for-sale in 2007.

As detailed in Notes 4 and 7, the Company received upon the creation of Numonyx long-term subordinated notes amounting to $156 million at inception, bearing interest at market rates and with a maturity as at March 30, 2038. These notes are reported on the line “Other investments and other non-current assets” on the consolidated balance sheet as at December 31, 2008. The nominal value of the notes was incremented in 2008 by $11 million of paid in kind interests receivable. The aggregate fair value of Numonyx long-term notes was $168 million. Changes in fair value were recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity and corresponded to a $1 million deferred gain as of December 31, 2008. Fair value measurement, which corresponds to a FAS 157 level 3 fair value hierarchy, is based on publicly available fixed interest swap rates for instruments with similar maturities. Fair value measurement information is further detailed in Note 27.

As at December 31, 2008, the Company had investments in marketable debt securities with an aggregate fair value of $893 million, composed of $651 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating excluding impaired debt securities as detailed below of Aa2/A+ and $242 million invested in auction rate securities, representing interest in collateralized obligations and credit linked notes. The floating rate notes are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2008, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity between 10 and 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at December 31, 2008. All these debt securities are classified as available-for-sale and recorded at fair value as at December 31, 2008, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity, except for those changes deemed to be other than temporary impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

As at December 31, 2008, given the Company’s exposure to Lehman Brothers senior unsecured bonds for a maximum amount of €15 million, the Company recorded an other-than-temporary charge of $11 million on floating rate notes issued by Lehman Brothers following its Chapter 11 filing on September 15, 2008. This impairment charge, which represented 50% of the face value of these debt securities, was reported on the line “Other-than-temporary impairment charge on financial assets” in the consolidated statement of income for the year ended December 31, 2008. Fair value measurement, which corresponds to a FAS 157 Level 3 fair value hierarchy, relies on an information received from a major credit rating entity based on historical recovery rates. Fair value measurement information is further detailed in Note 27. Except for the Lehman Brothers floating rate notes as described above, the Company reported as of December 31, 2008 an after-tax decline in fair value on its floating rate note portfolio totaling $14 million due to the general widening of credit spreads associated to the financial market turmoil. Out of the 20 investment positions in floating-rate notes whose changes in fair value have been considered as temporary, 12 positions are in an unrealized loss position; the aggregate related fair value of these investments amounted to $412 million, of which $200 million have been in a continuous loss position for 12 months or longer. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a FAS 157 level 1 fair value hierarchy. This change in fair value was recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity since the Company assessed that this decline in fair value was temporary and that the Company was in a position to recover the total carrying amount of these investments on subsequent periods. Since the duration of the floating-rate note portfolio is only 2.45 years on average and the securities have a minimum Moody’s rating of “A2/A”, the Company expects the value of the securities to return to par as the final maturity is approaching.

On the auction-rate securities, the Company reported an other-than-temporary decline in fair value amounting to $127 million and $46 million in 2008 and 2007, respectively, which were immediately recorded in the consolidated statements of income on the line “Other-than-temporary impairment charge on financial assets.” Until December 31, 2007, the fair value of these debt securities, for which there is no observable secondary market trades, was measured: (i) based on the weighted average of available information from public indexes as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different information at 80% and 20% respectively. In 2008, no information regarding “mark-to-market” bids and “mark-to-model” valuations from the structuring financial institutions for these securities was available. Consequently, the fair value measure of these securities was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which the Company believes approximates the orderly exit value in the current market. The additional other-than-temporary impairment charge recorded in 2008 reflected downgrading events on the collateral debt obligations comparing the relevant ABX indexes at a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligation could further decrease in the future as a result of credit market deterioration and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry indexes used for the evaluation. Fair value measurement, which corresponds to a FAS 157 level 3 fair value hierarchy, is further detailed in Note 27.

The Company sold $351 million of floating rate notes in 2008. The purpose of these sales was primarily to generate cash to fund the payment for NXP wireless business integration, as described in Note 3. In 2007, the Company invested $536 million in floating-rate notes and $172 million in auction-rate securities, and sold $101 million of these debt securities, of which $40 million for sale of floating rate notes and $61 million for sale of auction-rate securities. No significant gain or loss was included in earnings as a result of these sales, as reported in the consolidated statements of income for the years ended December 31, 2008 and 2007. In 2006, the Company entered into a basis asset swap for one floating rate note for a notional amount of $50 million in order to purchase it at par. Even if strictly related to the underlying note, the swap is contractually transferable independently from the marketable security to which it is attached. As such, the asset swap was recorded separately from the underlying

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

financial asset and was classified as “held-for-trading”. It is reflected at fair value in the consolidated balance sheets as at December 31, 2008 and 2007 on the line “Other receivables and assets”, with changes in fair value, which did not exceed $1 million for the years ended December 31, 2008, 2007 and 2006, recorded in the consolidated statements of income on the line “Other income and expenses, net”.

13.	SHORT-TERM DEPOSITS

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

14.	OTHER INVESTMENTS AND OTHER NON-CURRENT ASSETS

Investments and other non-current assets consisted of the following:

	December 31,	December 31,
	2008	2007

Investments carried at cost	32	25
Available-for-sale equity securities	5	5
Long-term notes from equity investment	168	—
Held-for-trading equity securities	7	9
Long-term receivables related to funding	8	46
Long-term receivables related to tax refund	206	34
Debt issuance costs, net	7	11
Cancellable swaps designated as fair value hedge	—	8
Deposits and other non-current assets	44	44

Total	477	182

Investments carried at cost are equity securities with no readily determinable fair value. In 2008, the Company incurred other-than-temporary impairment charges on two of its investments, which totaled $6 million and were recorded on the line “Impairment, restructuring charges and other related closure costs” in the consolidated statement of income for the year ended December 31, 2008. For one investment the impairment charge was based on the valuation for the underlying investment of a new round of third party financing. For the other one, the valuation at fair value was based on the valuation of the entity upon liquidation. The aggregate carrying amount of cost method investments that the investor did not evaluate for impairment in 2008 because there was no triggering event is $32 million.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year. It also includes as at December 31, 2008 $165 million receivables from French tax authorities for research tax credits recognized in 2008, which were deemed to be grants in substance, following the enactment of the French Finance Act for 2008, which included several changes to the research tax credit regime (“Crédit Impôt Recherche”),

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

As detailed in Note 8, the Company entered in 2006, into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps met the criteria for designation as a fair value hedge until November 1, 2008, as further detailed in Note 27. As hedging instruments, the swaps were reflected at their fair value on the line “Other investments and other non-current assets” in the consolidated balance sheet as at December 31, 2007, which was positive for approximately $8 million. From discontinuance, they were reported as current assets as described in Note 8.

As described in Notes 4 and 7, the Company and its partners completed on March 30, 2008 the creation of Numonyx. At closing, as part of the consideration for its contribution, the Company received $156 million in long-term subordinated notes, due in 2038. The notes, which include accrued paid-in kind interest, were classified as available-for-sale financial assets and were recorded at fair value of $168 million as at December 31, 2008, as described in details in Note 12. Fair value measurement on Numonyx Subordinated notes is further described in Note 27. These long-term notes yield 9.5% interest, payable in kind for seven years and in cash thereafter. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facilities and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired.

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At December 31, 2008, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

15.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2008	2007

Taxes other than income taxes	91	91
Accrued payroll	319	300
Accrued social charges	146	143
Advances received on government funding	44	28
Advances from customers	7	10
Accounts payable from Numonyx, net	7	—
Obligations for capacity rights granted to third parties	29	—
Foreign exchange forward contracts	1	1
Purchased currency options	4	—
Current portion of provision for restructuring	197	43
Pension and termination benefits	21	23
Warranty and product guarantee provisions	4	4
Accrued interest	8	6
Royalties	14	20
Acquisition-related expenses	17	—
Other	87	75

Total	996	744

The terms of the agreement for the inception of Numonyx included rights granted to Numonyx to use certain assets retained by the Company. As at December 31, 2008 the value of such rights totaled $87 million, of which $24 million was reported as a current liability. Additionally, amounts shown in the table above on the line “Accounts payable from Numonyx, net” represent the net balance of receivables and payables as at December 31, 2008 generated by activities performed by the Company on behalf of its equity investment, as agreed between the parties upon Numonyx inception to enable the new entity to start operations immediately after FMG deconsolidation.

The terms of the agreement for the integration of NXP wireless business included rights granted to NXP to obtain products from the Company at preferential pricing. As at December 31, 2008 the value of such rights totaled $8 million, of which $5 million was reported as a current liability.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2008 and December 31, 2007.

16.	POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of both funded and unfunded defined benefit pension plans and other long-term employees’ benefits covering employees in various countries. The defined benefits plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of December 31, 2008, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”). The TFR was reported according to FAS 132(R), as any other defined benefit plan until the new

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Italian regulation concerning employee retirement schemes enacted on July 1, 2007. Since that date, the future TFR has been accounted for as a defined contribution plan, the accruals being maintained as a Defined Benefit plan in the company books. Major changes as compared to previous periods are related to FMG divestiture and NXP wireless business combination.

As at December 31, 2008 the Company reports all its defined benefit pension plan information according to FAS 132(R), and all its other long-term employees’ benefits information according to APB 12.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

Change in benefit obligation:
Benefit obligation at beginning of year	590	572	42	3
Service cost	20	19	4	3
Interest cost	32	28	3	2
Employee contributions	3	3	—	—
Benefits paid	(35)	(26)	(8)	(1)
Effect of settlement	(5)	(1)	—	—
Effect of curtailment	(1)	(7)	—	—
Actuarial (gain) loss	15	(41)	1	(4)
Transfer in	70	—	8	—
Transfer out	(53)	—	(5)	—
Plan amendment	(3)	2	—	31
Foreign currency translation adjustment	(46)	38	(3)	8
Other	—	3	—	—

Benefit obligation at end of year	587	590	42	42

Change in plan assets:
Plan assets at fair value at beginning of year	278	241	—	—
Expected return on plan assets	18	15	—	—
Employer contributions	16	16	—	—
Employee contributions	2	2	—	—
Benefits paid	(11)	(9)	—	—
Effect of settlement	(2)	(1)	—	—
Actuarial gain (loss)	(59)	7	—	—
Transfer in	54	—	—	—
Transfer out	(5)	—	—
Foreign currency translation adjustments	(28)	7	—	—
Other	(1)	—	—	—

Plan assets at fair value at end of year	262	278	—	—

Funded status	(325)	(312)	(42)	(42)

Net amount recognized in the balance sheet consisted of the following:
Non current assets	1	4	—	—
Current liabilities	(5)	(6)	(2)	(13)
Non Current liabilities	(321)	(310)	(40)	(29)

Net amount recognized	(325)	(312)	(42)	(42)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The components of accumulated other comprehensive income (loss) and related tax effects were as follows:

	Before tax		Foreign	Net of tax
	amount as at		currency	amount as at
	December 31,	Tax (expense or	translation	December 31,
	2008	benefit)	adjustment	2008

Net actuarial loss generated in current year	(75)	14	7	(54)
Amortization of actuarial loss	2			2
Net prior service cost arising during period	3	(1)		2
Amortization of prior service cost	2			2

Changes in Other comprehensive income	(68)	13	7	(48)

In 2009, we expect to amortize $5 million of actuarial losses and $2 million of past service cost.

	Before tax		Foreign	Net of tax
	amount as at		currency	amount as at
	December 31,	Tax (expense or	translation	December 31,
	2007	benefit)	adjustment	2007

Net actuarial gain generated in year	48	(9)	(2)	37
Amortization of actuarial gain	(3)	—	—	(3)
Effect of curtailment, net	6	—	—	6
Net prior service cost arising during period	(2)	—	—	(2)
Amortization of prior service cost	2	—	—	2

Changes in Other comprehensive income	51	(9)	(2)	40

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2008	2007	2006

Service cost	20	19	38	4	3	1
Interest cost	32	28	25	3	2	—
Expected return on plan assets	(18)	(15)	(13)	—	—	—
Amortization of unrecognized transition obligation	—	—	—	—	—	—
Amortization of actuarial net loss (gain)	2	(3)	4	1	(4)	—
Amortization of prior service cost	2	2	(4)	—	31	—
Effect of settlement	(3)	—	6	—	—	—
Effect of curtailment	(1)	(1)	—	—	—	—

Net periodic benefit cost	34	30	56	8	32	1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The weighted average assumptions used in the determination of the benefit obligation and the plan asset for the pension plans were as follows:

	December 31,	December 31,	December 31,
Assumptions	2008	2007	2006

Discount rate	5.23%	5.43%	4.86%
Salary increase rate	3.46%	3.24%	2.95%
Expected long-term rate of return on funds for the pension expense of the year	5.69%	6.34%	6.05%

The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Company modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The Company pension plan asset allocation at December 31, 2008 and 2007 and target allocation for 2008 are as follows:

		Percentage of Plan Assets at
	Target allocation	December
Asset Category	2008	2008	2007

Equity securities	36%	36%	54%
Bonds securities remunerating regular interest	37%	37%	27%
Real estate	6%	6%	9%
Other	21%	21%	10%

Total	100%	100%	100%

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

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $16 million both in 2008 and 2007 respectively and the Company expects to contribute cash of $19 million in 2009.

The Company’s estimated future benefit payments as of December 2008 are as follows:

Years	Pension Benefits	Other Long-term Benefits

2009	35	2
2010	36	2
2011	26	2
2012	31	2
2013	32	3

From 2014 to 2018	188	17

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

contribution pension plans of $15 million and $7 million, as of December 31, 2008 and 2007 respectively. The annual cost of these plans amounted to approximately $55 million, $69 million and $28 million in 2008, 2007 and 2006, respectively. Major changes as compared to previous periods are mainly related to FMG divestiture. The benefits accrued to the employees on a pro-rata basis, during their employment period are based on the individuals’ salaries.

17.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	December 31,
	2008	2007

Bank loans:
5.21% due 2008, floating interest rate at Libor + 0.40%	—	43
4.42% due 2009, floating interest rate at Libor + 0.40%	50	50
4.09% due 2010, floating interest rate at Libor + 1.0%	50	—
Funding program loans:
1.47% (weighted average), due 2009, fixed interest rate	4	13
0.89% (weighted average), due 2010, fixed interest rate	24	38
2.77% (weighted average), due 2012, fixed interest rate	10	12
0.50% (weighted average), due 2013, fixed interest rate	2	—
0.50% (weighted average), due 2014, fixed interest rate	10	9
3.24% (weighted average), due 2017, fixed interest rate	72	80
1.54% due 2014, floating interest rate at Libor + 0.017%	120	205
3.56% due 2015, floating interest rate at Libor + 0.026%	65	—
3.24% due 2016, floating interest rate at Libor + 0.052%	136	—
1.74% due 2016, floating interest rate at Libor + 0.277%	180	—
3.20% due 2016, floating interest rate at Libor + 0.173%	200	—
Capital leases:
5.08% (weighted average), due 2011, fixed interest rate	15	22
Senior Bonds:
3.64%, due 2013, floating interest rate at Euribor + 0.40%	703	736
Convertible debt:
-0.50% convertible bonds due 2013	—	2
1.5% convertible bonds due 2016	1,036	1,010

Total long-term debt	2,677	2,220
Less current portion	(123)	(103)

Total long-term debt, less current portion	2,554	2,117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2008	2007

U.S. dollar	1,139	1,313
Euro	1,538	907
Other	—	—

Total	2,677	2,220

Aggregate future maturities of total long-term debt outstanding (including current portion) are as follows:

December 31,
2008

2009	123
2010	173
2011	1,153
2012	116
2013	816
Thereafter	296

Total	2,677

In August 2003, the Company issued $1,332 million principal amount at issuance of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and was recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the bonds. As a result of this holder’s option, the redemption occurred in 2006. Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. On August 5, 2008, the Company was required to repurchase 2,317 convertible bonds, at a price of $975.28 each. This resulted in a cash payment of $2 million. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at December 31, 2008 corresponding to the remaining 188 bonds valued at August 5, 2010 redemption price. At any time the Company may redeem for cash at their negative accreted value all or a portion of the remaining convertible bonds subject to the level of the Company’s share price.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds. As a result of these cancellable swap hedging transactions, which are described further in Note 27, the yield on the $200 million principal amount of the hedged convertible bonds has changed from a nominal interest rate of 1.50% to an effective yield of -0.27% as at November 1, 2008, date on which the fair value hedge relationship was discontinued, as described in Note 8.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.

The Company entered in 2008 into repurchase agreements with certain financial institutions and gave as collateral $262 million principal amount of floating rate notes classified as available-for-sale. The Company retained control over the pledged debt securities and consequently did not de-recognize the financial assets from its consolidated balance sheet upon transfer of the collateral. The Company accounted for such transactions as secured borrowings and recognized the cash received upon transfer by recording a liability for the obligation to return the cash to the lending financial institution within a term which did not exceed 57 days. Such obligation, with a weighted average interest rate of 2.94%, amounted to $249 million and was extinguished during 2008 when the Company repurchased the pledged securities in accordance with the terms of the repurchase agreements.

Credit facilities

The company had unutilized committed medium term credit facilities with core relationship banks totalling $275 million. In addition aggregate amount of the Company’s and its subsidiaries’ total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $816 million as at December 31, 2008. The Company also had two committed credit facilities with the European Investment Bank as part of a R&D funding program. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $20 million were paid back as at December 31, 2008. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million as at December 31, 2008. The Company maintains also uncommitted foreign exchange facilities totalling $773 million at December 31, 2008. At December 31, 2008 and 2007, amounts available under the short-term lines of credit were not reduced by any borrowing. At December 31, 2008, the Company had a technical temporary overdraft on a current bank account of $20 million resulting from a delayed funding of year-end settlements of transactions done on behalf of an affiliate.

18.	SHAREHOLDERS’ EQUITY

18.1 — Outstanding shares

The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2008 the number of shares of common stock issued was 910,307,305 shares (910,293,420 at December 31, 2007).

As of December 31, 2008 the number of shares of common stock outstanding was 874,276,833 (899,760,539 at December 31, 2007).

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

On January 22, 2008, following the termination of the existing option agreement between the Company and STMicroelectronics Holding II B.V. and the constitution an independent Dutch Foundation, “Stichting Continuïteit ST”, a new option agreement of substantially similar terms was concluded between the Company and Stichting Continuïteit ST. This new option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There were no preference shares issued as of December 31, 2008.

18.3 — Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 29,520,220 shares as at December 31, 2008, for a total amount of approximately $313 million, also reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2007 and 2008 Annual General Meeting of Shareholders. As of December 31, 2008, 6,889,748 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 4,022,629 in the year ended December 31, 2008, following the full vesting of the 2005 stock-award plan, the vesting of the first and second tranches of the 2006 stock-award plan, the vesting of the first tranche of the 2007 stock-award plan together with the acceleration of the vesting of a limited number of stock-awards.

As of December 31, 2008, the Company owned a number of treasury shares equivalent to 36,030,472.

18.4 — Stock option plans

In 1995, the Shareholders voted to adopt the 1995 Employee Stock Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. At December 31 2008, under the 1995 plan, 42,300 of the granted options originally vested 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant. During 2005, the vesting periods for all options under the plan were accelerated with no impact on the consolidated statements of income.

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

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options would vest 30 days after the date of grant. The options expire ten years after the date of grant.

A summary of the stock option activity for the plans for the three years ended December 31, 2008, 2007 and 2006 follows:

		Price Per Share
			Weighted
	Number of Shares	Range	Average

Outstanding at December 31, 2005	60,558,567	$12.03 - $62.01	$29.80
Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	(16,832)	$12.03	$12.03
Options forfeited	(1,912,584)	$12.03 - $62.01	$30.66
Options exercised	(2,303,899)	$12.03 - $17.08	$12.03
Outstanding at December 31, 2006	56,325,252	$12.03 - $62.01	$30.50

Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	(7,566,170)	$24.88	$24.88
Options forfeited	(1,861,960)	$16.73- $62.01	$31.19
Options exercised	(131,487)	$17.08 - $19.18	$18.90
Outstanding at December 31, 2007	46,765,635	$16.73 - $62.01	$31.42

Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	(5,923,552)	$44.00 - $62.01	$59.1
Options forfeited	(1,410,650)	$16.73 - $62.01	$27.9
Options exercised	—	—	—
Outstanding at December 31, 2008	39,431,433	$16.73 - $39.00	$27.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Stock options exercisable following acceleration in 2005 of vesting for all outstanding unvested stock options were as follows:

	December 31,	December 31,	December 31,
	2008	2007	2006

Options exercisable	39,431,433	46,765,635	56,325,252
Weighted average exercise price	$27.35	$31,42	$30.50

The weighted average remaining contractual life of options outstanding as of December 31, 2008, 2007 and 2006 was 3.9, 4.3 and 4.7 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2008 were as follows:

			Weighted
		Weighted	average
	Option price	average	remaining
Number of shares	range	exercise price	contractual life

142,766	$16.73 - $17.31	$17.1	5.8
20,453,245	$19.18 - $24.88	$21.0	4.8
194,750	$25.90 - $29.70	$27.2	4.2
18,640,672	$31.09 - $44.00	$34.4	2.9

18.5 — Employee share purchase plans

No employee share purchase plan was offered in 2008, 2007 or 2006.

18.6 — Nonvested share awards

In 2005, the Company redefined its equity-based compensation strategy by no longer granting options but rather issuing nonvested shares to be issued upon vesting from treasury stock. In July 2005, the Company amended its latest Stock Option Plans for employees, Supervisory Board and Professionals of the Supervisory Board accordingly.

As part of this revised stock-based compensation policy, the Company granted on October 25, 2005 3,940,065 nonvested shares to senior executives and selected employees (“The 2005 Employee Plan”). The Compensation Committee also authorized the future grant of 219,850 additional shares to selected employees upon nomination by the Managing Board of the Company. These additional shares were granted in 2006. The shares were granted for free to employees and would vest upon completion of market and internal performance conditions. Under the program, if the defined market condition was met in the first quarter of 2006, each employee would receive 100% of the nonvested shares granted. If the market condition was not achieved, the employee could earn one third of the grant for each of the two performance conditions. If neither the market or performance conditions were met, the employee would receive none of the grant. In addition to the market and performance conditions, the nonvested shares vested over the following requisite service period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant. In 2006, the Company failed to meet the market condition while the performance conditions were reached. Consequently, one third of the shares granted, amounting to 1,364,902 shares, was lost for vesting. In March 2006 the Company decided to modify the original plan to create a subplan for the employees in one of its European subsidiaries for statutory payroll tax purposes. The original plan terms and conditions were modified to extend for these employees the requisite service period as follows: 64% of the granted stock awards vest as at October 26, 2007 and 36% as at April 27, 2008 following the date of the grant. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. In compliance with the graded vesting of the grant and pursuant to the acceleration of a limited number of stock awards, the first tranche of the original plan,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

representing 637,109 shares, vested as at April 27, 2006. In 2007, the second tranche of the original plan, representing 598,649 shares, vested as at April 27, 2007, and the first tranche of the subplan, representing 434,592 shares, vested as at October 26, 2007. On April 27, 2008, the last tranche of the original plan, representing 651,025 shares and the last tranche of the sub-plan, representing 237,206 shares, vested. In addition, 15,150 additional shares were accelerated during 2008, of which 4,147 were under the subplan. These shares were transferred to employees from the treasury shares owned by the Company. At December 31, 2008, there were no shares outstanding under the 2005 Employee Plan. The Company registered a total pre-payroll tax and social contribution compensation charge of $32 million for the 2005 Employee Plan.

On October 25 2005, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2005 Supervisory Board Plan”) of which 15,000 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 6 months, one third after 18 months and one third after 30 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In 2006, in compliance with the graded vesting of the grant, the first tranche of the plan, representing 17,000 shares, vested as at April 27, 2006. In 2007, the second tranche of the plan, representing 17,000 shares vested as at April 27, 2007. In 2008, the last tranche of the plan, representing 17,000 shares, vested as at April 27, 2008. At December 31, 2008, there were no shares outstanding under the 2005 Supervisory Board Plan.

On April 29 2006, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2006 Supervisory Board Plan”), of which 15,000 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In 2007, the first tranche of the plan, representing 17,000 shares vested as at April 27, 2007. In 2008, the second tranche of the plan, representing 16,000 shares vested as at April 27, 2008. Furthermore, following the end of mandate of one of the members of the Board, 4,000 shares were accelerated in 2008. As of December 31 2008, 14,000 awards were outstanding under the 2006 Supervisory Board Plan.

On September 29, 2006 the Company granted 4,854,280 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2006 Employee Plan”). The Compensation Committee also authorized on September 29, 2006 the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company. These additional shares were granted in 2006 and 2007, as detailed below. The shares were granted for free to employees, and vested upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in one of the Company’s European subsidiaries for whom a subplan was simultaneously created on September 29, 2006, the nonvested shares vest over the following requisite service period: 32% as at April 27, 2007, 32% as at April 27, 2008 and 36% as at April 27, 2009. The following requisite service period is required for the nonvested shares granted under the local subplan: 64% of the granted stock awards vest two years from grant date and 36% as at April 27, 2009. In addition, the sale by the employees of the shares included in the subplan, once vested, is restricted over an additional two-year period which is not considered as an extension of the requisite service period. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 1,120,234 shares, vested as at April 27, 2007. In 2008, the second tranche of the original plan, representing 1,079,952 shares, vested as at April 27, 2008, and the first tranche of the subplan, representing 748,394 shares vested as at September 30, 2008. In addition, 30,590 shares were accelerated during the year, of which 5,941 under the subplan. These shares were transferred to employees from the treasury shares owned by the Company. At December 31, 2008, 1,571,364 nonvested shares were outstanding, of which 404,684 under the subplan.

On December 19, 2006, the Compensation Committee granted additional 62,360 shares to selected employees designated by the Managing Board of the Company as part of the 2006 Employee Plan. This additional grant has the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

same terms and conditions as the original plan. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 8,885 shares, vested as at April 27, 2007, and the first tranche of the subplan, representing 21,648 shares vested as at December 20, 2008. In 2008, the second tranche of the plan, representing 8,885 shares, vested as at April 27, 2008. At December 31, 2008, 21,411 nonvested shares were outstanding as part of this additional grant, of which 12,147 under the local subplan.

On February 27, 2007, the Compensation Committee granted additional 215,000 shares to selected employees designated by the Managing Board of the Company as part of the 2006 Employee Plan. This additional grant has the same terms and conditions as the original plan. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 50,031 shares, vested as at April 27, 2007. In 2008, the second tranche of the plan, representing 47,551 shares vested as at April 27, 2008. In addition, 598 additional shares were accelerated during the year. At December 31, 2008, 109,894 nonvested shares were outstanding as part of this additional grant, of which 56,840 under the local subplan.

On April 29 2007, the Compensation Committee granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2007 Supervisory Board Plan”), of which 22,500 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 45,000 shares, vested as at April 26, 2008. Furthermore, following the end of mandate of one of the members of the Board, 7,500 shares were accelerated in 2008. As of December 31 2008, 90,000 awards were outstanding under the 2007 Supervisory Board Plan.

On June 18, 2007, the Company granted 5,691,840 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2007 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company as detailed below. The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in two of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at April 26, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010. The following requisite service period is required for the nonvested shares granted under the two local subplans: for the first one, 64% of the granted stock awards vest as at June 19, 2009 and 36% as at June 19, 2010. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. For the second subplan, 32% vest as at June 19, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010. In 2008, the Company failed to meet one performance condition during one semester. Consequently, one sixth of the shares granted, totaling 926,121 shares, of which 242,233 on the first sub-plan and 2,634 on the second subplan, was lost for vesting. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 1,097,124 shares, vested as at April 26, 2008. The first tranche of one of the local subplans, representing 4,248 shares, vested as at June 19, 2008. In addition, 31,786 shares were accelerated during the year, of which 2,999 under the subplans. These shares were transferred to employees from the treasury shares owned by the Company. At December 31, 2008, 3,444,111 nonvested shares were outstanding, of which 1,187,829 under the first subplan and 8,706 under the second one.

On December 6, 2007, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 84,450 shares to selected employees designated by the Managing Board of the Company as part of the 2007 Employee Plan. This additional grant has the same terms and conditions as the original plan. As a consequence of the failed performance condition explained above, 14,023 shares were lost for vesting, of which 498 on the subplan. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 10,434 shares, vested as at April 26, 2008. In addition, 11,311 shares were accelerated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

during the year. At December 31, 2008, 48,342 nonvested shares were outstanding as part of this additional grant, of which 2,502 under the first local subplan.

On February 19, 2008, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 135,550 shares to selected employees designated by the Managing Board of the Company as part of the 2007 Employee Plan. This additional grant has the same terms and conditions as the original plan. As a consequence of the failed performance condition explained above, 22,559 shares were lost for vesting, of which 5,887 on the subplan. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 26,407 shares, vested as at April 26, 2008. In addition, 320 shares were accelerated during the year. At December 31, 2008, 60,363 nonvested shares were outstanding as part of this additional grant, of which 12,821 under the first local subplan.

On May 14, 2008, the Compensation Committee granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2008 Supervisory Board Plan”), of which 22,500 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. As of December 31 2008, 142,500 awards were outstanding under the 2008 Supervisory Board Plan.

On July 22, 2008, the Company granted 5,723,305 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2008 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company. The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in two of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at May 14, 2009, 32% as at May 14, 2010 and 36% as at May 14, 2011. The following requisite service period is required for the nonvested shares granted under the two local subplans: for the first one, 64% of the granted stock awards vest as at July 22, 2010 and 36% as at May 14, 2011. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. For the second one, 32% vest as at July 22, 2009, 32% as at May 14, 2010 and 36% as at May 14, 2011. At December 31, 2008, 5,667,120 nonvested shares were outstanding, of which 1,540,370 under the first subplan and 55,300 under the second one.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

A summary of the nonvested share activity for the years ended December 31, 2008 and December 31, 2007 is presented below:

Nonvested Shares	Number of Shares	Exercise price

Outstanding as at December 31, 2006	6,876,654	$0-€1.04

Awards granted:
2006 Employee Plan	215,000	$0
2007 Employee Plan	5,776,290	$0
2007 Supervisory Board Plan	165,000	€1.04
Awards forfeited:
2005 Employee Plan	(42,619)	$0
2006 Employee Plan	(120,295)	$0
2007 Employee Plan	(73,490)	$0
2007 Supervisory Board Plan	(22,500)	€1.04

Awards vested:
2005 Employee Plan	(1,039,544)	$0
2005 Supervisory Board Plan	(17,000)	€1.04
2006 Employee Plan	(1,190,466)	$0
2006 Supervisory Board Plan	(17,000)	€1.04
Outstanding as at December 31, 2007	10,510,030	$0-€1.04

Awards granted:
2007 Employee Plan	135,550	$0
2008 Employee Plan	5,723,305	$0
2008 Supervisory Board Plan	165,000	€1.04
Awards forfeited:
2005 Employee Plan	(7,900)	$0
2006 Employee Plan	(62,162)	$0
2007 Employee Plan	(141,201)	$0
2008 Employee Plan	(56,185)	$0
2008 Supervisory Board Plan	(22,500)	€1.04
Awards cancelled on failed vesting conditions:
2007 Employee Plan	(962,703)	$0
Awards vested:
2005 Employee Plan	(903,381)	$0
2005 Supervisory Board Plan	(17,000)	€1.04
2006 Employee Plan	(1,937,618)	$0
2006 Supervisory Board Plan	(20,000)	€1.04
2007 Employee Plan	(1,181,630)	$0
2007 Supervisory Board Plan	(52,500)	€1.04
Outstanding as at December 31, 2008	11,169,105	$0-€1.04

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

In 2006, the Company accounted for the impact of the modification of the 2005 Employee Plan with the creation of a local subplan in compliance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”) provisions related to stock awards subject to a market condition and for which the original vesting period was extended. Such modification did not generate any incremental cost since, when measured as at the modification date, the fair value was discounted at 100% due to the nil probability as at March 2006 to achieve the market condition.

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

The weighted average grant date fair value of nonvested shares granted to employees under the 2007 Employee Plan was $19.35. On the 2007 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On April 1, 2008, the Compensation Committee approved the statement that two performance conditions were fully met and that for one condition only one half of it was achieved. Consequently, the compensation expense recorded on the 2007 Employee Plan reflects the statement that five sixths of the awards granted will vest, as far as the service condition is met.

The weighted average grant date fair value of nonvested shares granted to employees under the 2008 Employee Plan was $10.64. On the 2008 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On the contrary, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2008, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that one third of awards are expected to vest. Consequently, the compensation expense recorded for the 2008 Employee Plan reflects the vesting of one third of the awards granted, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first quarter of 2009.

The compensation expense recorded for nonvested shares in 2006 included a reduction for future forfeitures, estimated at a pluri-annual rate of 4.99%, reflecting the historical trend of forfeitures on past stock award plans. This estimate was adjusted in 2007 at a pluri-annual rate of 4.40%, updated in 2008 at a rate of 4.10%. This change in estimates generated a reverse in the recognized compensation of approximately $1 million as at December 31, 2008. This estimate is adjusted for actual forfeitures upon vesting. For employees eligible for retirement during the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

requisite service period, the Company records compensation expense over the applicable shortened period. For awards for which vesting was accelerated in 2008, the Company recorded immediately the unrecognized compensation expense as at the acceleration date.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the year ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively:

	December 31,	December 31,	December 31,
	2008	2007	2006

Cost of sales	15	14	6
Selling, general and administrative	37	37	14
Research and development	24	22	8
Loss on equity investment	2	—	—
Total pre-payroll tax and social contribution compensation	78	73	28

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $3 million at December 31, 2008, $6 million at December 31, 2007 whereas it amounted to $3 million at December 31, 2006. As of December 31, 2008 there was $37 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of approximately 14.3 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $3 million for the year ended December 31, 2008, $9 million for the year ended December 31, 2007 and $7 million for the year ended December 31, 2006.

18.7 — Accumulated other comprehensive income (loss)

The accumulated balances related to each component of Other comprehensive income (loss) were as follows:

		Unrealized		Minimum
	Foreign	gain (loss) on	Unrealized	pension	FAS 158	Accumulated
	currency	available-for-sale	gain (loss) on	liability	adoption	other
	translation	financial assets,	derivatives,	adjustment,	adjustment,	comprehensive
	income (loss)	net of tax	net of tax	net of tax	net of tax	income (loss)

Balance as of December 31, 2005	328	0	(13)	(34)	—	281
Other comprehensive income (loss)	532	—	26	34	(57)	535

Balance as of December 31, 2006	860	0	13	—	(57)	816
Other comprehensive income (loss)	467	(2)	(1)	—	40	504

Balance as of December 31, 2007	1,327	(2)	12	—	(17)	1,320
Other comprehensive income (loss)	(163)	(14)	(1)	—	(48)	(226)

Balance as of December 31, 2008	1,164	(16)	11	—	(65)	1,094

For the year ended December 31, 2008, the net amount of accumulated other comprehensive income reclassified as earnings was approximately $12 million related to cash flow hedge transactions outstanding as at December 31, 2007, for which the forecasted hedged transaction occurred in 2008.

18.8 — Dividends

At the Annual General Meeting of Shareholders on May 14, 2008 shareholders approved the distribution of $0.36 per share in cash dividends, payable in four equal quarterly installments. Through December 31, 2008, payments totaled $0.27 per share or approximately $240 million. The remaining $0.09 per share cash dividend to be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

paid in the first quarter of 2009 totaled $79 million and was reported as “dividends payable to shareholders” on the consolidated balance sheet as at December 31, 2008.

In 2007 the cash dividend paid was of $0.30 for a total amount of $269 million. In 2006, the cash dividend paid was $0.12 per share for a total amount of $107 million.

19.	EARNINGS (LOSS) PER SHARE

For the years ended December 31, 2007, 2006 and 2005, earnings (loss) per share (“EPS”) was calculated as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Basic EPS
Net income (loss)	(786)	(477)	782
Weighted average shares outstanding	891,955,940	898,731,154	896,136,969
Basic EPS	(0.88)	(0.53)	0.87
Diluted EPS
Net income (loss)	(786)	(477)	782
Convertible debt interest, net of tax	—	—	17

Net income (loss) adjusted	(786)	(477)	799
Weighted average shares outstanding	891,955,940	898,731,154	896,136,969
Dilutive effect of stock options	—	—	211,770
Dilutive effect of nonvested shares	—	—	1,252,996
Dilutive effect of convertible debt	—	—	60,941,995

Number of shares used in calculating diluted EPS	891,955,940	898,731,154	958,543,730
Diluted EPS	(0.88)	(0.53)	0.83

At December 31, 2008, if the Company had reported an income, outstanding stock options would have included anti-dilutive shares totalling approximately 39,431,433 shares. At December 31, 2007 and 2006, outstanding stock options included anti-dilutive shares totalling approximately 46,722,255 and 56,113,482 shares, respectively.

There was also the equivalent of 42,699,840 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 42,694,216 for the 2016 bonds. None of these bonds have been converted to shares during 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

20.  OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Research and development funding	83	97	54
Start-up and phase-out costs	(17)	(24)	(57)
Exchange gain (loss), net	20	1	(9)
Patent litigation costs	(14)	(18)	(22)
Patent pre-litigation costs	(10)	(10)	(7)
Gain on sale of Accent	—	—	6
Gain on sale of long-lived assets, net	4	2	2
Other, net	(4)	—	(2)

Total	62	48	(35)

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions.

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.

As at December 31, 2008 and 2007, the caption “Other, net” included a $3 million and a $7 million income respectively, net of attorney and consultancy fees that the Company received in its ongoing pursuit to recover damages related to the case with its former Treasurer as previously disclosed.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

21.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

In 2008, the Company incurred impairment and restructuring charges related to the following items: (i) additional losses incurred on FMG deconsolidation; (ii) impairment and restructuring charges related to the manufacturing plan committed to by the Company in 2007 (the “2007 restructuring plan”); (iii) impairment charges on certain financial investments carried at cost and on goodwill pursuant to the annual impairment test and (iv) other restructuring charges related to restructuring plans undertaken in the past years, such as the 150mm restructuring plan started in 2003 (the “150mm fab plan”) and the headcount reduction plan announced in 2005 (the “2005 restructuring initiatives”), together with additional restructuring initiatives incurred in 2008.

In 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm fab plan focused on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan included the discontinuation of the 150mm production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) were gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations. The Company incurred the balance of the restructuring charges related to this manufacturing restructuring plan in 2007 and early 2008, later than previously anticipated to accommodate unforeseen qualification requirements of the Company’s customers.

In 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. This decision was intended to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. Additional restructuring initiatives were also implemented in 2005 such as the closure of a research and development design center in Karlsruhe (Germany) and in Malvern (USA), and the discontinuation of a development project in Singapore. In May 2005, the Company announced additional restructuring efforts to improve profitability. These initiatives were aimed to reduce the Company’s workforce by 3,000 outside Asia by the second half of 2006, of which 2,300 were planned for Europe. The Company planned to reorganize its European activities by optimizing on a global scale its EWS activities (wafer testing); harmonizing its support functions; streamlining its activities outside its manufacturing areas and by disengaging from certain activities.

In 2007, the Company announced it had entered into a definitive agreement with Intel to create a new independent semiconductor company, Numonyx, from the key assets of the Company’s and Intel’s Flash memory business as described in details in Note 7. Upon meeting FAS 144 criteria for assets held for sale, the Company reclassified as at December 31, 2007 the assets to be contributed from their original balance sheet classification to the line “Assets held for sale”. On March 30, 2008, the Company closed the deal for the creation of Numonyx and deconsolidated FMG contributed assets accordingly.

The Company also announced in 2007 that management committed to a new restructuring plan. This plan was aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market. In addition to the prior restructuring measures undertaken in the past years, this new manufacturing plan would pursue, among other initiatives: the transfer of 150mm production from Carrollton, Texas to Asia, the transfer of 200mm production from Phoenix, Arizona, to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in Bouskoura site. In 2008, upon receipt of certain offers by third parties, the Company planned to sell its Phoenix facilities. Upon meeting FAS 144 criteria for assets held for sale in the first half of 2008, the Company reclassified the assets to be sold as current assets and incurred impairment charges related to their disposal. In the third quarter of 2008, the planned sale of the Phoenix assets was suspended by the potential buyer, pending a corporate restructuring. Since the sale of the Phoenix assets was no longer deemed to be probable, the assets were reclassified as assets held for use as at December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Impairment, restructuring charges and other related closure costs incurred in 2008, 2007, and 2006 are summarized as follows:

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year ended December 31, 2008	Impairment	charges	closure costs	costs

2007 restructuring plan	(77)	(79)	(8)	(164)
FMG deconsolidation	(190)	(2)	(24)	(216)
Goodwill annual impairment test	(13)	—	—	(13)
Other restructuring initiatives	(10)	(75)	(3)	(88)

Total	(290)	(156)	(35)	(481)

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year ended December 31, 2007	Impairment	charges	closure costs	costs

2007 restructuring plan	(11)	(62)	—	(73)
FMG deconsolidation	(1,107)	—	(5)	(1,112)
Other restructuring initiatives	(5)	(8)	(30)	(43)
Total	(1,123)	(70)	(35)	(1,228)

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year ended December 31, 2006	Impairment	charges	closure costs	costs

150mm fab plan	(1)	(7)	(14)	(22)
2005 restructuring initiatives	(1)	(36)	(8)	(45)
Other	(10)	—	—	(10)
Total	(12)	(43)	(22)	(77)

Impairment charges and disposal loss

In 2008, the Company recorded impairment charges and disposal loss as follows:

•	$190 million loss on FMG deconsolidation, consisting of a $164 million impairment charge recorded upon disposal in the first quarter of 2008 and an additional loss of $26 million, which was recorded after disposal as a consequence of additional charges borne by the Company in relation to the contributed assets. The total loss of the FMG deconsolidation amounted to $1,296 million, of which $1,106 million was recorded in the year ended December 31, 2007.

•	$77 million impairment charge on long-lived assets of the Company’s manufacturing sites in Carrollton, Texas and in Phoenix, Arizona, of which $75 million on Phoenix site which had previously been designated for closure as part of the 2007 restructuring plan and that the Company decided in the second quarter of 2008 to sell as a going concern. The assets are primarily property and other long-lived assets that satisfied, as at June 28, 2008, all of the criteria required for the “held-for-sale” status as set forth in FAS 144. Consequently, the Company reclassified as current assets on the consolidated balance sheet as at June 28, 2008 these long-lived assets, which generated an impairment charge of $114 million recorded in the first half of 2008. Fair value less costs to sell was based on the consideration to be received upon the sale, which was expected to occur within one year. In the second half of 2008, pursuant to a corporate restructuring of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

the potential buyer, the sale was no longer deemed to be probable. The Company ceased to apply the FAS 144 held-for-sale model to the Phoenix assets and reclassified the assets as held for use as at December 31, 2008. Therefore the assets were revalued based on the discounted cash flows expected from their use, estimated at $99 million, which was higher than the consideration to be received upon the sale. An adjustment of $39 million was accordingly recorded in the second half of 2008 as a credit to the original impairment charge.

•	$13 million impairment on goodwill, pursuant to the impairment test on goodwill and indefinite long-lived assets performed annually by the Company. This impairment charge includes $7 million on goodwill recorded in 2003 on Incard smart card business acquisition and $6 million recorded on goodwill related to Portland Group Inc. (“PGI”), an entity the Company acquired in 2000 and dedicated to compilers & tools for standalone or embedded processing platforms;

•	$6 million other-than-temporary impairment charges on certain equity investments carried at cost. For one investment the impairment loss was based on the valuation for the underlying investment of a new round of third party financing and for the other the impairment loss was based on the value of the investment upon liquidation.

•	$4 million impairment charge on certain specific equipment with no alternative future use within the Company;

In 2007, the Company recorded impairment charges as follows:

•	$1,106 million impairment as a result of the signing of the definitive agreement for the FMG deconsolidation and upon meeting FAS 144 criteria for assets held for sale, to adjust the value of the to-be-contributed assets to fair value less costs to sell. Fair value less costs to sell was based on the net consideration provided for in the agreement and significant estimates.

•	$1 million impairment charge on certain specific equipment that could not be transferred as part of FMG deconsolidation and for which no alternative future use could be found in the Company;

•	$11 million impairment charge on certain tangible assets, mainly equipment, that the Company identified without alternative future use following its commitment to the closure of two front-end sites and one back-end site as part of the 2007 restructuring plan;

•	$2 million impairment on technologies without any alternative future use based on the Company’s products’ roadmap;

•	$3 million other-than-temporary impairment charge on an equity investment carried at cost. The impairment loss was based on the valuation for the underlying investment of a new round of third party financing.

In 2006, the Company recorded impairment charges as follows:

•	$6 million impairment of goodwill pursuant to the decision of the Company to cease product development from technologies inherited from Tioga business acquisition. The Company reported Tioga business as part of the former Application Specific Product Groups (“ASG”) product segment. Following this decision, the Company recorded the full write-off of Tioga goodwill carrying amount.

•	$4 million impairment on technologies purchased as part of Tioga business acquisition, which were determined to be without any alternative use;

•	$1 million impairment on equipment and machinery pursuant to the decision of the Company to discontinue a production line in one of its back-end sites;

•	$1 million impairment on equipment and machinery identified without any alternative use in one of the Company’s European 150mm fab sites.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The long-lived assets affected by the restructuring plans are owned by the Company and were assessed for impairment using the held-for-use model defined in FAS 144 when they did not satisfy all of the criteria required for held-for-sale status. In 2008 and 2007, apart from assets held for sale within FMG deconsolidation and long-lived assets of the manufacturing site in Phoenix, Arizona, the Company did not identify any significant tangible asset to be disposed of by sale. In 2006, the Company identified certain machinery and equipment to be disposed of by sale in one of its back-end sites in Morocco, following the decision of the Company to disengage from SPG activities as part of its latest restructuring initiatives. These assets did not generate any impairment charge and were reflected at their carrying value on the line “Other receivables and assets” of the consolidated balance sheet as at December 31, 2006. These assets were sold in 2007, which generated a gain amounting to $2 million reported on the line “Other income and expenses, net” in the consolidated statements of income for the year ended December 31, 2007.

Changes to the related provisions in 2008 and 2007 are summarized as follows:

	2007		Other
	restructuring	FMG	restructuring
	plan	disposal	initiatives	Total

Provision as at December 31, 2006	—	—	32	32
Charges incurred in 2007	62	5	40	107
Reversal of provision	—	—	(2)	(2)
Amounts paid	(2)	(3)	(50)	(55)

Provision as at December 31, 2007	60	2	20	82

Charges incurred in 2008	87	51	78	216
Provision on business combinations	—	—	46	46
Amounts paid	(34)	(33)	(43)	(110)

Provision as at December 31, 2008	113	20	101	234

2007 restructuring plan:

In 2008, the Company recorded the following charges related to the 2007 restructuring plan:

•	$75 million primarily related to accrued one-time termination benefits for employees who provide services beyond the legal retention period until the complete closure of the manufacturing sites of Carrollton, Texas and Phoenix, Arizona;

•	$10 million for the transfer of employees and equipment from Ain Sebbaa back-end site to Bouskoura site in Morocco;

•	$3 million related to the closure of one of the Company’s design center in France.

The Company recorded in 2007 a total restructuring charge for the 2007 restructuring plan amounting to $62 million, mainly related to termination benefits for involuntary leaves. This total charge includes the provision for contractual, legal and past practice termination benefits to be paid for an estimated number of employees primarily in the United States, France and Morocco amounting to $37 million, and $25 million corresponding to one-time termination benefits established by the restructuring plan as communicated in the United States, which specifies certain retention and completion bonuses to be paid to employees who are required to render service until full closure of the manufacturing sites.

FMG disposal:

In 2008, the Company recorded $26 million of restructuring charges related to FMG disposal consisting primarily in phase-out costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

In 2007, the Company recorded $5 million restructuring charges mainly related to transfer, maintenance and decontamination costs.

Other restructuring initiatives

150mm fab plan:

In early 2008, the Company incurred restructuring charges on the 150mm fab plan totalling $2 million, primarily related to transfer costs for the site of Rousset (France).

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

2005 restructuring initiatives:

In 2008, the Company recorded $7 million related to the 2005 restructuring initiatives, primarily for termination benefits paid within an early retirement arrangement in one of the Company’s subsidiaries in Europe.

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

2008 restructuring initiatives:

In relation to the new 2008 restructuring actions, the Company recorded $69 million of other restructuring initiatives, consisting primarily in termination benefits for voluntary leaves and early retirement arrangements in certain European locations.

In connection with the integration of Genesis and of the wireless business from NXP, the Company launched in 2008 new restructuring initiatives aimed at rationalizing its operations and its worldwide workforce. The restructuring provisions related to the newly integrated businesses amounted to $46 million at acquisition date, of which $44 million recorded on the ST-NXP business combination. This latter represented estimated redundancy costs that will be incurred to achieve the rationalization of the combined organization as anticipated as part of the transaction and cover approximately 500 people including sub-contractors. The plan will affect mainly employees in Belgium, China, Germany, India, the Netherlands, Switzerland and the United States. These actions, and the resulting termination benefits, will be finalized and completed within one year of the acquisition date, which could result in changes to the liability and goodwill amounts in the purchase price allocations as detailed in Note 3.

Total impairment, restructuring charges and other related closure costs:

The 150mm fab plan and related manufacturing initiatives were fully completed in 2008. The expected pre-tax charges to be incurred under the plan were estimated to total $330 million, while $347 million were incurred as of December 31, 2008 ($2 million in 2008, $29 million in 2007, $22 in 2006, $13 million in 2005, $76 million in 2004 and $205 million in 2003).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The 2005 headcount reduction plan, which was fully completed as at December 31, 2008, was originally expected to result in pre-tax charges of $100 million, while $102 million were incurred as at December 31, 2008 ($7 million in 2008, $9 million in 2007, $45 in 2006 and $41 million in 2005).

The 2007 restructuring plan is expected to result in pre-tax charges in the range of $270 to $300 million, of which $149 million have been incurred as of December 31, 2008 ($87 million in 2008 and $62 million in 2007). This plan is expected to be completed in the second half of 2010.

In 2008, total amounts paid for restructuring and related closure costs amounted to $110 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

22.  INTEREST INCOME, NET

Interest income, net consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Income	132	156	143
Expense	(81)	(73)	(50)

Total	51	83	93

No borrowing cost was capitalized in 2008, 2007 and 2006. Interest income on floating rate notes classified as available-for-sale marketable securities amounted to $37 million for the year ended December 31, 2008, $41 million for the year ended December 31, 2007 and to $5 million for the year ended December 31, 2006. Interest income on auction rate securities totaled $14 million, $24 million and $9 million for the years ended December 31, 2008, 2007 and 2006 respectively. Interest income on Numonyx long term notes classified as available-for-sale amounted to $11 million for the year ended December 31, 2008.

23.  INCOME TAX

Income (loss) before income tax expense is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Income (loss) recorded in The Netherlands	(1,232)	(54)	(12)
Income (loss) from foreign operations	409	(440)	776

Income (loss) before income tax expense	(823)	(494)	764

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Income tax benefit (expense) is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

The Netherlands taxes — current	(1)	(4)	(7)
Foreign taxes — current	(25)	(121)	(47)

Current taxes	(26)	(125)	(54)
Foreign deferred taxes	69	148	74

Income tax benefit	43	23	20

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate, of 25.5% in 2008 and 2007, and 29.6% in 2006 and the effective income tax rate are the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Income tax benefit (expense) computed at statutory rate	210	126	(226)
Non-deductible, non-taxable and other permanent differences, net	—	(20)	(27)
Loss on equity investment	(139)	—	—
Valuation allowance adjustments	(18)	(1)	(8)
Impact of prior years adjustments	48	(17)	63
Effects of change in enacted tax rate on deferred taxes	—	(21)	—
Current year credits	66	63	49
Other tax and credits	2	(3)	(1)
Benefits from tax holidays	34	122	134
Current year tax risk	(31)	—	—
Impact of FMG deconsolidation	(77)	(113)	—
Earnings of subsidiaries taxed at different rates	(52)	(113)	36

Income tax benefit (expense)	43	23	20

The line “Impact of prior years’ adjustments” and “Current year tax risk” include amounts that are further disclosed in the uncertain tax position reconciliation table included in this note.

As detailed in Note 2.6, following the passage of the French Finance Act for 2008, which included several changes to the research tax credit regime, beginning on January 1, 2008, French research tax credits that in prior years were accounted for as a reduction in income tax expense were deemed to be grants in substance. These tax credits, totaling $161 million, were reported as a reduction of research and development expenses in the statement of income for the year ended December 31, 2008.

In 2008, the line “Earnings of subsidiaries taxed at different rates” includes a decrease of $99 million related to significant losses in countries subject to tax holidays. In 2007, this line includes a $97 million decrease related to the FMG deconsolidation for amounts that were deductible in tax jurisdictions with statutory tax rates substantially below the Netherlands statutory rate.

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

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.04, $0.14, and $0.15 for the years ended December 31, 2008, 2007, and 2006, respectively. These agreements are present in various countries and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2019.

Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2008	2007

Tax loss carryforwards and investment credits	442	213
Inventory valuation	29	38
Impairment and restructuring charges	102	76
Fixed asset depreciation in arrears	64	61
Receivables for government funding	189	169
Tax risk	21	—
Tax allowances granted on past capital investments	1,086	1,054
Pension service costs	39	24
Stock awards	26	19
Commercial accruals	9	10
Other temporary differences	42	48

Total deferred tax assets	2,049	1,712
Valuation allowances	(1,283)	(1,123)

Deferred tax assets, net	766	589

Accelerated fixed asset depreciation	(86)	(110)
Acquired intangible assets	(61)	(11)
Advances of government funding	(17)	(24)
Other temporary differences	(32)	(27)

Deferred tax liabilities	(196)	(172)

Net deferred income tax asset	570	417

For a particular tax-paying component of the Company and within a particular tax jurisdiction, all current deferred tax liabilities and assets are offset and presented as a single amount, such as all non-current deferred tax liabilities and assets. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions.

As of December 31, 2008, the Company and its subsidiaries have tax loss carryforwards and investment credits that expire starting 2009, as follows:

Year

2009	10
2010	7
2011	21
2012	53
Thereafter	351

Total	442

The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that jurisdiction on a pro rata basis. The “Tax allowances granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 5.36% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

Valuation allowances on tax loss carryforwards acquired in business combinations are $172 million at December 31, 2008. Any eventual use of these tax loss carryforwards would result in a reduction of the goodwill recorded in the original business combination.

The amount of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $17 million and ($8) million in 2008 and 2007 respectively and related primarily to the tax effects of the recognized unfunded status on defined benefits plans and unrealized gains on derivatives. The amount of deferred tax benefit recorded as a component of other comprehensive income (loss) was $7 million in 2006.

With the adoption of FIN 48 in 2007, the Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.

The Company recorded as of the adoption date an incremental tax liability of $8 million for the difference between the amounts recognized under its previous accounting policies and the income tax benefits determined under the new guidance. Total unrecognized tax benefits as of the date of adoption amounted to $82 million, of which $74 million correspond to tax exposure provisions recorded under accounting principles applicable prior to FIN 48 adoption. The cumulative effect of the change in the accounting principle that the Company applied to uncertain income tax positions was recorded in the first quarter of 2007 as an adjustment to retained earnings.

A reconciliation of the 2008 beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2007	$99
Additions based on tax positions related to the current year	20
Additions for tax positions of prior years	58
Reductions for tax positions of prior years	(18)
Settlements	(3)
Reductions for lapse of statute of limitations	—
Foreign currency translation	(3)

Balance at December 31, 2008	$153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The reconciliation of unrecognized tax benefits in 2007 was as follows:

Balance at December 31, 2006	$82
Additions based on tax positions related to the current year	4
Additions for tax positions of prior years	72
Reductions for tax positions of prior years	(25)
Settlements	(6)
Reductions for lapse of statute of limitations	(28)

Balance at December 31, 2007	$99

The total amount of these unrecognized tax benefits would affect the effective tax rate, if recognized. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase by up to $76 million based upon tax examinations that are expected to be completed within the next 12 months.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Interest and penalties are not material for the year or on a cumulative basis.

The tax years that remain open for review in the Company’s major tax jurisdictions are from 1997 to 2008.

24.  COMMITMENTS

The Company’s commitments as of December 31, 2008 were as follows:

	Total	2009	2010	2011	2012	2013	Thereafter
		In million US$

Operating leases	$423	$89	$68	$61	$52	$61	$92
Purchase obligations	516	409	68	39
of which:
Equipment purchase	150	150
Foundry purchase	106	106
Software, technology licenses and design	260	153	68	39
Other obligations	359	163	86	53	48	7	2

Total	$1,298	$661	$222	$153	$100	$68	$94

As a consequence of the Company’s July 10, 2007 announcement concerning the planned closures of certain of its manufacturing facilities, the future shutdown of its plants in the United States will lead to negotiations with some of its suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees.

Operating leases are mainly related to building leases and to equipment leases as part of the Crolles2 equipment repurchase which was finalized in 2008 as described in Note 3. The amount disclosed is composed of minimum payments for future leases from 2009 to 2013 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expenses was $92 million, $62 million and $56 million for the year ended December 31, 2008, 2007 and 2006, respectively.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Other obligations primarily relate to firm contractual commitments with respect to a cooperation agreement. In addition, on January 17, 2008 the Company acquired effective control of Genesis. There remains a commitment of $5 million related to a retention program expected to be paid in 2009, which is also included in Other obligations.

As part of the agreement with NXP, beginning three years following the establishment of the venture, the Company has the right to purchase NXP’s 20% interest for cash and NXP has the right to put its 20% interest to the Company for cash. The pricing of the put and call are based upon certain multiples of trailing twelve-month revenues and EBITDA through the end of the month preceding the exercise. While there is a significant spread between the multiples, it was intended that such multiples represent the high and low end of a range of fair market values. Under both the put and the call, 25% of the exercise price is determined based upon revenues and 75% is based upon EBITDA. The Company also had the right of an accelerated call in the event that it agreed to a further venture between the ST-NXP Wireless joint venture and EMP. Following the agreement with Ericsson to set up a new joint venture combing ST-NXP Wireless and EMP, and Ericsson’s desire to limit the ownership of the new venture to the Company and EMP, it was agreed that the Company would have a call on the NXP interest at multiples of revenue and EBITDA that represent the average of the multiples specified in the normal put and call provisions described above. In August, the Company announced that it had reached agreement with Ericsson for the creation of the new venture and has advised NXP that, given Ericsson’s preference to limit ownership of the new venture to only the Company and EMP, it intends to exercise the accelerated call provision. On February 1, 2009, the Company exercised its option to buyout NXP’s 20% ownership stake of ST-NXP Wireless for a price of $92 million. This amount has not been considered in the above table. On February 3, 2009, the Company announced the closing of its agreement to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a joint venture. The deal was completed on the terms originally announced on August 20, 2008. Ericsson contributed $1,100 million net to the joint venture, out of which $700 million was paid to the Company.

Other commitments

The Company has issued guarantees totalling $731 million related to its subsidiaries’ debt. Furthermore, the Company has umbrella facilities for an amount of $480 million extendable to its subsidiaries on a fully guaranteed basis. In addition, the Company and Intel have each granted in favor of Numonyx, in which the Company holds a 48.6% equity investment, a 50% guarantee not joint and several, for indebtedness related to the financing arrangements entered into by Numonyx for a $450 million term loan and a $100 million committed revolving credit facility.

25.  CONTINGENCIES

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

26.  CLAIMS AND LEGAL PROCEEDINGS

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to of its business and operations. These matters mainly include the risks associated with claims from customers or other parties. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

The Company is currently a party to legal proceedings with the International Trade Commission ( the “ITC”) with Tessera Technologies, Inc (“Tessera”) and LSI Corp (“LSI”) as well as in litigation with SanDisk Corporation (“SanDisk”) regarding same patents as previously and unsuccessfully asserted against the Company by SanDisk in the ITC. Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company has not identified any probable loss, which may arise out of such litigation.

27.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Risk management is carried out by a central treasury department (Corporate Treasury) reporting to the Chief Financial Officer. Simultaneously, a Treasury Committee steers treasury activities and ensures compliance with corporate policies approved by the Board of Directors. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The majority of cash and cash equivalent is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

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

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Company use forward contracts and purchased currency options, transacted by Corporate Treasury. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments. In addition, forward contracts and currency options are also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The derivative instruments used to hedge these forecasted transactions meet the criteria for designation as cash flow hedge. The hedged forecasted transactions are all highly probable of occurrence for hedge accounting purposes.

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

The notional amount of these financial instruments totalled $505 million, $254 million and $232 million at December 31, 2008, 2007 and 2006, respectively. The principal currencies covered are the Euro, the Singapore dollar, the Japanese yen, the Swiss franc and the Malaysian ringgit.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2008 have remaining terms of 5 days to 2 months, maturing on average after 23 days.

Derivative Instruments Designated as a Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

goods through the use of currency forward contracts and currency options. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 12 months.

For the year ended December 31, 2008 the Company recorded a reduction in cost of sales of $4 million and an increase of operating expenses of $3 million related to the realized gain (loss) incurred on such hedged transactions. For the year ended December 31, 2007 the Company recorded a reduction in cost of sales and operating expenses of $16 million and $20 million, respectively, related to the realized gain incurred on such hedged transactions. For the year ended December 31, 2006 the Company recorded as cost of sales and operating expenses $5 million and $14 million, respectively, related to the realized gain incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2008, 2007 and 2006.

The notional amount of foreign currency forward contracts and currency options designated as cash flow hedges totalled $763, $482 and $593 million at December 31, 2008, 2007 and 2006 respectively. The forecasted transactions hedged at December 31, 2008 were determined to be probable of occurrence.

As of December 31, 2008, $13 million of deferred gains on derivative instruments, net of tax of $2 million, included in “Accumulated other comprehensive income” were expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No cash flow hedge transaction was discontinued in 2008 and 2007 due to forecasted transactions that were not probable of occurrence. As such, no amount was reclassified as “Other income and expenses, net” into the consolidated statements of income from “Accumulated other comprehensive income” in the consolidated statement of shareholders’ equity. As of December 31, 2007, $12 million of deferred gains on derivative instruments, net of tax of $1 million, included in Accumulated other comprehensive income were expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. As of December 31, 2006, $13 million of deferred gains on derivative instruments, net of tax of $2 million, included in Accumulated other comprehensive income were expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.

Foreign currency forward contracts and currency options designated as cash flow hedges outstanding as of December 31, 2008 have remaining terms of 5 days to 11 months, maturing on average after 73 days.

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

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. As of December 31, 2007 the cancellable swaps met the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds were reflected at their fair values in the consolidated balance sheet. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “Other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

income and expenses, net” in the consolidated statements of income. The net loss recognized in “Other income and expenses, net” as a result of the ineffective portion of this fair value hedge amounted to $1 million for the year ended December 31, 2007 and was not material for the year ended December 31, 2006.

At December 31, 2008 the cancellable swaps were not designated as fair value hedge and were reported as held-for-trading financial assets on the line “Other receivables and assets” of the consolidated balance sheet, as described in Note 8. The Company determined that the swaps had been no longer effective at offsetting changes in the fair value of the hedged bonds since November 1, 2008 and the fair value hedge relationship was consequently discontinued on that date. Unrealised gain recognized in earnings from discontinuance date totalled $15 million and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the year ended December 31, 2008.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank group not to exceed 20% of the total.

Due to the credit market turmoil, the Company has decided to further tighten the counterparty concentration and credit risk profile. The maximum outstanding counterparty risk has been reduced and currently does not exceed 15% for major international banks with large market capitalization.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilisation of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2008 and 2007, one customer, the Nokia Group of companies, represented 16.7% and 26.9% of trade accounts receivable, net respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

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

27.3 — Fair value measurement

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2008:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Description
In millions of U.S. dollars Available-for-sale marketable debt securities		640	—	253
Available-for-sale long term subordinated notes		—	—	168
Available-for-sale equity securities		5	—	—
Equity securities held for trading		7	—	—
Derivative instruments held for trading		—	34	—
Derivative instruments designated as cash flow hedge		23	—	—
Derivative instruments not designated as hedge		9	—	—
Total		684	34	421

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2008 and December 31, 2008 is presented as follows:

Fair Value
Measurements Using
Significant
Unobservable Inputs
(Level 3)
In millions of U.S. dollars

January 1, 2008	369
Subordinated notes received in Numonyx transaction	156
Transfer-in Level 3 category: Lehman Brothers senior unsecured bonds following Lehman Brothers Chapter 11 filing	22
Other-than-temporary impairment charge on Lehman Brothers senior unsecured bonds included in earnings on the line “Other-than-temporary impairment charge on financial assets”	(11)
Other-than-temporary impairment charge on auction-rate securities included in earnings on the line “Other-than-temporary impairment charge on financial assets”	(127)
Paid-in-Kind interest on Numonyx subordinated notes	11
Change in fair value on Numonyx subordinated notes — pre-tax	1
Settlements and redemptions	—

December 31, 2008	421

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	138

The table below details financial assets (liabilities) measured at fair value on a nonrecurring basis as at December 31, 2008:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Description
In millions of U.S. dollars
Investments in equity securities carried at cost		—	—	32
Numonyx equity investment		—	—	496
Total		—	—	528

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

For assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2008 and December 31, 2008 is presented as follows:

Fair Value
Measurements Using
Significant
Unobservable Inputs
(Level 3)
In millions of U.S. dollars

January 1, 2008	25
Investments in equity securities carried at cost	15
Other-than-temporary impairment charge on equity securities carried at cost included in earnings on the line “Impairment, restructuring charges and other related closure costs”	(6)
Liquidation of investments carried at cost	(2)
Equity investment received in Numonyx transaction	966
Debt guarantee granted to Numonyx	69
Other-than-temporary impairment charge included in earnings on the line “Earnings (loss) on equity investments”	(480)
Equity share in Numonyx loss	(59)

December 31, 2008	528

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	486

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at December 31, 2008:

	2008		2007
	Carrying	Estimated	Carrying	Estimated
Description	Amount	Fair Value	Amount	Fair Value
	In millions of U.S. dollars

Long-term debt
— Bank loans (including current portion)	938	937	472	465
— Senior Bonds	703	580	736	734
— Convertible debt	1,036	918	1,012	965
Total	2,677	2,435	2,220	2,164

The methodologies used to estimate fair value are as follows:

Marketable securities

The fair value of floating rate notes is estimated based upon quoted market prices for the identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relies on an information received from a major credit rating entity based on historical recovery rates.

For auction rate securities, which are debt securities without available observable market price, the Company establishes fair value by reference to public available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, as described in details in Note 12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Foreign exchange forward contracts and currency options

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Cancellable swaps held for trading

The fair value of these instruments is estimated based on inputs other than quoted prices received from two market counterparties which hold the derivative contracts, which the Company estimates reflects the orderly exit price of the instruments when correlated to other observable market data such as interest rates and yield curves observable at commonly quoted intervals.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments.

Equity securities held for trading

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement was based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Numonyx equity investment

The non-recurring fair value measurement was based upon a combination of an income approach, using discounted cash flows, and a market approach, using metrics of comparable public companies, which the Company assesses as a fair approximation of the orderly exit value in the current market.

Subordinated notes received in Numonyx transaction

The fair value of these instruments is estimated based on publicly available fixed interest swap rates for instruments with similar maturities, taking into account the credit risk feature of the issuer of the debt securities.

Long-term debt and current portion of long-term debt

The fair value of long-term debt was determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

28.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2008	2007	2006

Sales & other services	325	272	118
Research and development expenses	(63)	(68)	(43)
Other purchases	(77)	(85)	(70)
Other income and expenses	(7)	(11)	(21)
Accounts receivable	63	44	20
Accounts payable	65	40	20
Other assets	—	2	—

For the years ended December 31, 2008, December 31, 2007 and 2006, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom, Equant, Orange, Finmeccanica, Cassa Depositi e Prestiti, Flextronics, Oracle and Thomson. The related party transactions presented in the table above also include transactions between the Company and its equity investments as listed in Note 4.

Upon FMG deconsolidation and the creation of Numonyx, the Company performs certain purchasing, service and revenue on-behalf of Numonyx. The Company had a net payable balance of $7 million as at December 31, 2008 as the result of these transactions, which is reported in the table above. These services ended in November 2008 when Numonyx was in a position to run the business by itself on a standalone basis. Additionally, as reported in Note 8, the Company recorded in 2007 costs amounting to $26 million to create the infrastructure necessary to prepare Numonyx to operate immediately following the FMG deconsolidation. These costs were reimbursed by Numonyx in 2008 following the closing of the transaction. Upon creation, Numonyx also entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. This debt guarantee is described in details in Note 4. The final terms at the closing date of the agreements on assets to be contributed included rights granted to Numonyx by the Company to use certain assets retained by the Company. The Company recorded as at December 31, 2008 a provision amounting to $87 million to reflect the value of such rights granted to its equity investment. The parties also retained the obligation to fund the severance payment (“trattamento di fine rapporto”) due to certain transferred employees by the defined amount of about $35 million which qualifies as a defined benefit plan and was classified on the line “Other non-current liabilities” as at December 31, 2008. Finally, the Company recorded a net long-term receivable amounted to $6 million corresponding to a tax credit Numonyx will pay back to the Company once cashed-in from the relevant taxing authorities.

Additionally the Company incurred in 2008, 2007 and 2006 amounts on transactions with Hynix Semiconductor Inc., with which the Company had until March 30, 2008 a significant equity investment, Hynix ST joint venture, described in detail in Note 4. In 2007 and 2006, Hynix Semiconductor Inc. increased its business transactions with the Company in order to supply products on behalf of the joint venture, which was not ready to fully produce and supply the volumes of specific products as requested by the Company. The amount of purchases and other expenses from Hynix Semiconductor Inc. was $161 million in 2007 and in 2006. The amount of sales and other services made in 2007 was $2 million. These transactions significantly decreased in 2008 upon the transfer of the joint venture to Numonyx, as described in Note 4. The amount of purchases and other expenses and the amount of sales and other services from Hynix Semiconductor Inc. was $2 million and $5 million in 2008, respectively. The Company had no significant payable or receivable balance as at December 31, 2008, while it had a payable amounting to $18 million as at December 31, 2007 and $13 million as at December 31, 2006 towards Hynix Semiconductor Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Additionally, upon integration of the wireless business acquired from NXP, as detailed in Note 3, certain purchasing and revenue transactions continue to be performed by the minority interest holder on-behalf of ST-NXP Wireless. These services will continue until such time that the needed systems are finalized and can be run by the joint venture. The Company also has services agreements for R&D, manufacturing and transitional services in place. The net expense for those services amounted to $71 million for the year ended December 31, 2008. In addition, the Company purchased wafers from NXP in the amount of $85 million for the year ended December 31, 2008. The Company had a net payable balance of $2 million as at December 31, 2008 as the result of these transactions. The terms of the agreement for the integration of NXP wireless business also included rights granted to NXP to obtain products from the Company at preferential pricing. The Company recorded as at December 31, 2008 a provision amounting to $8 million to reflect the value of such rights.

In addition, the Company participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which are not included in the table above. The share of income (expense) recorded by the Company as research and development expenses incurred by E.I.G amounted to $9 million income in 2008 and 1 million expense in 2007 and 2006. At December 31, 2008, 2007 and 2006, the Company had no receivable or payable amount.

The Company contributed cash amounts totalling $1 million, for the years ended December 31, 2008, 2007 and 2006 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

29.	SEGMENT INFORMATION

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.

Beginning on January 1, 2007, and until August 2, 2008, to meet the requirements of the market together with the pursuit of strategic repositioning in Flash memory, the Company reorganized its product segment groups into three segments:

•	Application Specific Product Groups (“ASG”) segment;

•	Industrial and Multisegment Sector (“IMS”) segment; and

•	Flash Memory Group (“FMG”) segment (until March 30, 2008).

Since March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of its and Intel’s Flash memory business (“FMG deconsolidation”), the Company has ceased reporting under the FMG segment.

Starting August 2, 2008, as a consequence of the creation of the joint venture company with NXP, the Company reorganized its groups. A new segment was created to report wireless operations (“WPS”); the product line Mobile, Multimedia & Communications Group (“MMC”) which was part of segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines. The remaining part of ASG is now comprised of Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

The new organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”), comprised of three product lines:

•	Home Entertainment & Displays (“HED”), which now includes the Imaging division;

•	Automotive Products Group (“APG”); and,

•	Computer and Communication Infrastructure (“CCI”), which now includes the Communication Infrastructure division.

•	Industrial and Multisegment Products Sector (“IMS”), comprised of:

•	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

•	Micro, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Wireless Products Sector (“WPS”), comprised of three product lines:

•	Wireless Multi Media (“WMM”);

•	Connectivity & Peripherals (“C&P”); and

•	Cellular Systems (“CS”).

The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. Management believes that the restated 2007 and 2006 presentation is consistent with 2008 and is using these comparatives when managing the Company.

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

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment

	December 31,	December 31,	December 31,
	2008	2007	2006
	In million of U.S dollars

Net revenues by product segment:
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	4,129	3,944	4,122
Industrial and Multisegment Products Sector (IMS)	3,329	3,138	2,842
Wireless Products Sector (WPS)	2,030	1,495	1,273
Flash Memory Group segment	299	1,364	1,570
Others(1)	55	60	47

Total consolidated net revenues	9,842	10,001	9,854

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

Net revenues by product segment and by product line

	December 31,	December 31,	December 31,
	2008	2007	2006
	In million of U.S dollars

Net revenues by product lines:
Home Entertainment & Displays (“HED”)	1,585	1,402	1,602
Automotive Products Group (“APG”)	1,460	1,419	1,356
Computer and Communication Infrastructure (“CCI”)	1,077	1,123	1,164
Others	7	—	—
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	4,129	3,944	4,122
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	2,393	2.313	2,085
Micro, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	936	825	757
Industrial and Multisegment Products Sector (IMS)	3,329	3,138	2,842
Wireless Multi Media (“WMM”)	1,293	1,288	1,210
Connectivity & Peripherals (“C&P”)	416	207	63
Cellular Systems (“CS”)(1)	321	—	—
Wireless Products Sector (WPS)	2,030	1,495	1,273
Others	55	60	47
Flash Memories Group (FMG)	299	1,364	1,570

Total consolidated net revenues	$9,842	$10,001	$9,854

(1)	Cellular Systems includes the largest part of the revenues contributed by NXP Wireless and, as such, there are no comparable numbers available for 2006 and 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Operating income (loss) by product segment

	December 31,	December 31,	December 31,
	2008	2007	2006

Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	107	198	272
Industrial and Multisegment Products Sector (IMS)	459	469	441
Wireless Products Sector (WPS)	(70)	105	167
Flash Memory Group segment	16	(51)	(53)

Total operating income of product groups	512	721	827
Others(1)	(710)	(1,266)	(150)

Total consolidated operating income (loss)	(198)	(545)	677

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs. The 2008 “Others” also includes non-recurring purchase accounting items.

Reconciliation to consolidated operating income (loss):

	December 31,	December 31,	December 31,
	2008	2007	2006

Total operating income of product groups	512	721	827

Strategic R&D and other R&D programs	(24)	(20)	(12)
Start-up costs	(16)	(24)	(57)
Impairment & restructuring charges	(481)	(1,228)	(77)
Subsystems and Other Products Group	3	6	(1)
Acquired In-Process R&D and other non-recurring purchase accounting(1)	(185)	—	—
Seniority awards	—	(21)	—
Other non-allocated provisions(2)	(7)	21	(3)

Total operating loss Others(3)	(710)	(1,266)	(150)
Total consolidated operating income (loss)	(198)	(545)	677

(1)	Non-recurring purchase accounting items are related to Genesis business combination with In-Process R&D charge for $21 million and to the Wireless business acquisition from NXP for $164 million, composed of $76 million as In-Process R&D charge and $88 million as inventory step-up charge.

(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs.

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs.

The following is a summary of operations by entities located within the indicated geographic areas for 2008, 2007 and 2006. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (P,P&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31,	December 31,	December 31,
	2008	2007	2006

The Netherlands	2,737	3,123	3,114
France	178	223	240
Italy	185	220	230
USA	1,032	1,027	1,030
Singapore	4,939	4,795	4,698
Japan	492	483	400
Other countries	279	130	142

Total	9,842	10,001	9,854

Long-lived assets

	December 31,	December 31,	December 31,
	2008	2007	2006

The Netherlands	14	7	4
France	1,728	1,885	1,763
Italy	1,000	1,216	1,701
Other European countries	229	175	188
USA	217	361	436
Singapore	675	731	1,635
Malaysia	306	287	355
Other countries	570	382	344

Total	4,739	5,044	6,426

Payment for purchase of tangible assets

	December 31,	December 31,	December 31,
	2008	2007	2006

The Netherlands	5	4	1
France	462	396	467
Italy	138	279	292
Other European countries	66	53	96
USA	2	47	116
Singapore	106	180	380
Malaysia	104	99	115
Other countries	100	82	66

Total	983	1,140	1,533

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

30.	SUBSEQUENT EVENTS

As discussed in Note 24, on February 1, 2009, the Company exercised its option to purchase the 20% non-controlling interest of NXP in ST-NXP Wireless for a price of $92 million.

Also as discussed in Note 24, on February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. ST-Ericsson combines the resources of the two companies and focuses on developing and delivering a complete portfolio of mobile platforms wireless semiconductor solutions across the broad spectrum of mobile technologies. The operations of ST-Ericsson are conducted through two groups of companies. The parent of one of the groups is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by ST. JVS is responsible for the full commercial operation of the combined businesses, namely sales, marketing, supply and the full product responsibility. The parent of the other group, ST-Ericsson AT Holding AG (“JVD”), is owned 50% plus a controlling share by Ericsson and will be focused on fundamental R&D activities. Both JVS and JVD are variable interest entities as defined in FIN 46(R). Based upon its analysis, the Company has determined that it is the primary beneficiary of JVS and therefore consolidates JVS, but that it is not the primary beneficiary of JVD and therefore accounts for its non-controlling interest in JVD under the equity method of accounting. In addition to the contributions by ST and Ericsson of their respective businesses to the venture entities, the consideration received from Ericsson included $1,145 million in cash, of which $700 million was paid directly to the Company. The transaction has been accounted for as a business combination under FAS 141(R), which is discussed in Note 2. The purchase accounting will result in approximately the following:

Consideration transferred:

Equity interest in the Company’s business contributed	$1,105
Equity interest in EMP business acquired	306
Cash received by the Company	(700)
Equity investment in JVD	(99)

Total consideration transferred	$612

Assets acquired and liabilities assumed:

Cash in JVS	$445
Goodwill	173
Customer relationships	48
Property, plant and equipment	8
Other current assets and liabilities — net	(62)

Total assets acquired and liabilities assumed	$612

Fair values of the consideration transferred and the assets acquired and liabilities assumed were determined based on a third party valuation using market, income, cost and cash flow approaches as appropriate.

The goodwill arises principally due to expected synergies and the value of the assembled workforce. The tax deductibility of the goodwill is not yet determined. In connection with this transaction, the Company recognized costs of $7 million, which were included in selling, general and administrative expenses during the first quarter. Customer relationships are to be amortized over an average life of 4 years.

Upon closing, JVS will be included in the reportable segment “Wireless Product Sector”.

As discussed in Note 5 and previously disclosed in public filings, the Company had instituted arbitration proceedings against Credit Suisse in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit link notes (the “Securities”) instead of the Federally guaranteed student loan securities that had been specifically mandated by the Company for purchase. On February 12, 2009 an arbitration panel of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

Financial Industry Regulatory Authority (“FINRA”) awarded the Company an amount of approximately $406 million comprising compensatory damages, as well as interest, attorney’s fees, and consequential damages, which were assessed against Credit Suisse. In addition, the Company is entitled to retain the about $25 million interest award which had already been paid. In return, the Company will transfer ownership of the Securities to Credit Suisse. On February 17, 2009, the Company filed a petition in the United States District Court for the Southern District of New York seeking confirmation of the FINRA award. Credit Suisse responded by seeking to vacate the FINRA award. Pending final decision on the enforceability of the FINRA award, and as described in Note 5, the Company computes the value of the Securities consistent with its accounting policies. Accordingly, the Securities, with a par value of $415 million, were carried on the Company’s books at December 31, 2008 as non-current financial assets at a value of $242 million, as the result of impairment charges recorded against income in 2007 and 2008. During the first quarter of 2009, the valuation of the Securities, computed on the same basis as described in Note 5, declined by $58 million, which the company recorded as an other-than-temporary impairment in the period. Payment by Credit Suisse of the FINRA award is expected to result in a gain in the Company’s consolidated statement of income corresponding to the difference between the amount of the FINRA award plus applicable interest to be paid to the Company by Credit Suisse, less related costs and the then current carrying amount in the ST books of the Securities, which will be transferred by the Company to Credit Suisse as required by the FINRA award.

Due to deterioration of both the global economic situation and the memory market segment, as well as Numonyx’s revision to its 2009 projected results, the Company re-assessed the fair value of its equity investment in Numonyx during the first quarter and, as a result, recorded a $200 million impairment charge in the period. The calculation of the impairment was based upon a combination of an income approach, using discounted cash flows, and a market approach, using metrics of comparable public companies.

NUMONYX HOLDINGS B.V.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 30, 2008 THROUGH DECEMBER 31, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Numonyx Holdings B.V.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, comprehensive loss, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Numonyx Holdings B.V. and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for the period from March 30, 2008 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers SA

/s/ Robert P. Muir Robert P. Muir	/s/ Kenneth Postal Kenneth Postal

Geneva, March 4, 2009

NUMONYX HOLDINGS B.V.

CONSOLIDATED STATEMENT OF OPERATIONS
For the period March 30, 2008 through December 31, 2008
In thousands of US dollars

Net sales	$1,623,189
Other revenues	456

Net revenues	1,623,645
Cost of sales	(1,280,463)

Gross profit	343,182
Selling, general, and administrative expenses	(223,984)
Research and development expenses	(207,685)
Impairment and restructuring charges	(74,350)
Other income and expenses, net	(37,547)

Operating loss	(200,384)
Interest expense, net	(57,060)
Income from equity investment	5,748
Loss before income taxes	(251,696)
Income tax expense	(19,125)

Net loss	$(270,821)

The accompanying notes are an integral part of these consolidated financial statements.

NUMONYX HOLDINGS B.V.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
For the period March 30, 2008 through December 31, 2008
In thousands of US dollars

Net loss	$(270,821)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	6,720
Defined benefit pension plans:
Actuarial loss during the period	(414)

Other comprehensive income	6,306

Comprehensive Loss	$(264,515)

The accompanying notes are an integral part of these consolidated financial statements.

NUMONYX HOLDINGS B.V.

CONSOLIDATED BALANCE SHEET
As of December 31, 2008
In thousands of US dollars

Assets
Current assets:
Cash and cash equivalents	$476,810
Restricted cash	4,991
Trade accounts receivable, net	230,901
Inventories	582,140
Deferred tax assets	5,386
Other receivables and assets	159,058

Total current assets	1,459,286
Intangible assets, net	208,322
Property, plant and equipment, net	563,725
Restricted cash	24,795
Deferred tax assets	79,100
Equity investment	303,371
Other non-current assets	132,819

1,312,132

Total assets	2,771,418
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	245,645
Other payables and accrued liabilities	146,091
Deferred tax liabilities	3,995

Total current liabilities	395,731
Long-term debt	450,000
Debt obligations to related parties	341,822
Pension liability	28,941
Long-term deferred tax liabilities	3,640
Other non-current liabilities	40,423

Total Liabilities	1,260,557
Commitments and contingencies (Note 21)
Share Capital:
Common stock (ordinary shares: 250,000,000 shares authorized, 210,700,758 shares issued)	1,644,221
Preferred stock (Preferred A shares: 14,204,545 shares authorized and issued, Preferred A-1 shares: 142,045 shares authorized)	131,155

1,775,376
Accumulated deficit	(270,821)
Accumulated other comprehensive income	6,306

Shareholders’ equity	1,510,861

Total liabilities and shareholders’ equity	$2,771,418

The accompanying notes are an integral part of these consolidated financial statements.

NUMONYX HOLDINGS B.V.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the period March 30, 2008 through December 31, 2008
In thousands of US dollars

Cash flows from operating activities:
Net loss	$(270,821)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation and amortization	171,349
Amortization of debt guarantees	27,750
Non cash interest expense	22,734
Changes in deferred income taxes	(18,446)
Income from equity investment	(5,748)
Impairment and restructuring charges, net of cash payments	70,541
Gain on sale of other non-current assets	(2,770)
Other non-cash items	(8,965)
Changes in assets and liabilities, net of effects from business combination of contributed assets of shareholder companies:
Trade accounts receivable, net	(230,901)
Inventories	(1,035)
Trade accounts payable	58,052
Other assets and liabilities, net	171,738

Net cash used in operating activities	(16,522)
Cash flows from investing activities:
Payment for purchase of tangible assets	(78,100)
Proceeds from sales of tangible assets	4,579
Investments in intangible assets	(48,600)
Changes in restricted cash	(29,786)

Net cash used in investing activities	(151,907)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	444,410
Proceeds from issuance of preference shares	131,155
Proceeds from issuance of related party loan note	19,087
Cash received as part of business combination	50,587

Net cash provided by financing activities	645,239
Net cash increase	$476,810
Cash and cash equivalents at beginning of the period	—

Cash and cash equivalents at end of the period	$476,810

Supplemental disclosure of cash flow information:
Interest paid	(11,847)
Income taxes paid	(12,300)
Supplemental disclosure of non-cash investing and financing activities:
Upon formation, Numonyx Holdings B.V. acquired the contributed assets of Intel Corporation’s NOR flash business. Details of the transaction were as follows:
Value of non cash assets contributed by Intel Corporation	771,313
Common stock issued	(677,472)
Related party note issued	(144,428)

The accompanying notes are an integral part of these consolidated financial statements.

NUMONYX HOLDINGS,B.V.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the period March 30, 2008 through December 31, 2008
In thousands of US dollars

						Accumulated
		Common		Preferred		Other	Total
	Common	Stock	Preferred	Stock	Accumulated	Comprehensive	Shareholders’
	Stock	(Shares)	Stock	(Shares)	Deficit	income	Equity

Balance at March 30, 2008	$966,749	109,263,907					$966,749
Issuance of common stock	677,472	101,436,851					677,472
Issuance of preferred stock			$131,155	14,204,545			131,155
Net loss					$(270,821)		(270,821)
Other comprehensive income						$6,306	6,306

Balance at December 31, 2008	$1,644,221	210,700,758	$131,155	14,204,545	$(270,821)	$6,306	$1,510,861

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY

Numonyx Holdings B.V. (“Numonyx” or “the Company”) is a newly formed corporation incorporated in the Netherlands. The Company conducts its business through its wholly-owned subsidiary, Numonyx B.V., a corporation incorporated in the Netherlands with its principal place of business in Switzerland. The formation transaction to create Numonyx was completed on March 30, 2008 and was a contribution (1) by ST Microelectronics N.V. (‘STM’) of 100% of the share capital in legal entities that together owned all of its flash memory business, (2) by Intel Corporation (‘Intel’) of part of its semiconductor flash memory business net assets and employees (specifically their NOR flash business) and (3) by Francisco Partners (‘FP’) of $150 million of cash investment. In exchange for these contributions, STM received 109,263,907 ordinary shares of Numonyx Holdings B.V. and an interest-bearing long-term loan note in the principal amount of $155.6 million. Intel received 101,436,851 ordinary shares of Numonyx Holdings B.V. and an interest-bearing long-term loan note in the principal amount of $144.4 million. FP received 14,204,545 shares of Numonyx Holdings B.V.’s voting preferred stock and an interest-bearing long-term loan note in the principal amount of $19.1 million.

Following the transaction, STM, Intel and FP owned 48.6%, 45.1% and 6.3% voting ownership in Numonyx, respectively. At the closing date of the transaction, there were no other equity securities or rights to acquire or convert any interests into equity securities.

In accordance with SFAS 141, “Business Combinations”, the formation of Numonyx was considered a business combination and STM was considered the accounting acquirer. The impact of this determination is that Numonyx recorded assets contributed by STM at net book value, and assets contributed by Intel at fair market value. Refer to Note 3, ‘Business Combinations’.

Numonyx combines key research and development, manufacturing and sales and marketing assets formerly owned by Intel and STM into a worldwide structure with the scale expected to produce cost-effective and innovative non-volatile memory solutions (also commonly referred to as flash memory products). Numonyx focuses on supplying non-volatile memory solutions for a variety of consumer and industrial devices including cellular phones, MP3 players, digital cameras, computers and other high-tech equipment.

During 2008, to support the establishment and stabilization of Numonyx, STM and Intel provided certain services to Numonyx including supply chain, procurement, site manufacturing, information technology, human resource, and finance & accounting services. Numonyx compensated STM and Intel for such services in accordance with the terms of the ‘Transition Services Agreements’ which govern the provision of these services. Details of these transactions are included within Note 22, ‘Related Party Transactions’, in the consolidated financial statements.

2.  ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). All balances and values in the current period are shown in thousands of US dollars unless otherwise stated.

2.1 — Principles of consolidation

The consolidated financial statements include the accounts of Numonyx Holdings B.V. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for equity investments in instances in which it owns common stock or similar interests and has the ability to exercise significant influence, but not control, over the investee. The Company’s share in its equity investment’s profit and loss is recognized in the consolidated statements of income as ‘Income from equity investment’ and in the consolidated balance sheet as an adjustment against the carrying amount of the investment.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.2 — Use of estimates

The preparation of consolidated financial statements and disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include sales returns and allowances, allowance for doubtful accounts, inventory reserves and normal manufacturing thresholds to determine costs capitalized in inventory, valuation of tangible and intangible assets acquired from Intel Corporation, restructuring charges, assumptions used in calculating pension obligations and deferred income tax assets and liabilities including required valuation allowances. The actual results experienced by the Company could differ materially and adversely from management’s estimates.

2.3 — Foreign currency

The U.S. dollar is the reporting currency of the Company. The U.S. dollar is the currency of the primary economic environment in which the Company operates since the worldwide semiconductor industry uses the dollar as a currency of reference for actual pricing in the market. The U.S. dollar is the functional currency for the Company and its subsidiaries. The Company’s equity investment has a functional currency other than the US dollar. Monetary transactions and accounts denominated in non-U.S. currencies, such as cash or payables to vendors, have been remeasured to the U.S. dollar at current exchange rates; non-monetary items such as inventory and fixed and intangible assets, are remeasured at historical exchange rates.

2.4 — Revenue recognition

Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) selling price is fixed or determinable; and (d) collection is reasonably assured. This usually occurs at the time of shipment except for sales to certain distribution customers.

During 2008, STM and Intel sold products to, and invoiced customers on behalf of the Company. Billings and related returns and provisions information was then communicated to the Company and recorded in the Company’s financial systems. Revenue was therefore generated in accordance with the terms and conditions of sale of STM and Intel, and recognized in accordance with STM and Intel’s existing policies and procedures. In December 2008, the arrangement with STM ceased and Numonyx began to bill customers directly, in accordance with the Company’s own established terms and conditions.

Consistent with standard business practice in the memory industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. For revenue generated through STM for distribution customers, and for the Company’s own direct billings to distribution customers, revenue is recorded when inventory is shipped. At the time revenue is recorded, the Company records estimated reductions to sales based upon historical experience of product returns, and the impact of price protection. In order to make such estimates, the Company analyzes historical returns, current economic conditions, customer demand and any relevant specific customer information. If the Company is unable to reasonably estimate the level of product returns or other revenue allowances, it could have a significant impact on our revenue recognition, potentially requiring us to defer the recognition of additional sales until our customers sell the products to their end customer.

For revenue generated through Intel for distribution customers, the Company is unable to reasonably estimate the level of product returns and the impact of price protection based on the terms and conditions of arrangements entered into between Intel and our customers. The Company defers revenue and its related cost of sales, under agreements allowing price protection and /or right of return until the distributors sell the merchandise to their end

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

customers. The net amount is recorded as deferred income on shipments to distributors and is included within ‘Other payables and accrued liabilities’ in the consolidated balance sheet.

Pricing allowances, including discounts based on contractual arrangements with customers, are recorded when revenue is recorded as a reduction to both accounts receivable and revenue.

The Company’s customers occasionally return products for technical reasons. The Company’s standard terms and conditions of sale provide that, if the Company determines that the products are non-conforming, the Company will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. The Company estimates returns at the time of sale and records the accrued amounts as a reduction of revenue.

The Company includes shipping charges billed to customers in net sales, and includes the related shipping costs in cost of sales.

2.5 — Other revenue

Other revenues consist primarily of sales of materials or scrap product.

2.6 — Research and development

Research and development costs are charged to expense as incurred. The amortization recognized on technologies and licenses acquired to facilitate the Company’s research, is recorded as research and development expenses. Funding for research and development is obtained from governmental agencies and the amounts are recorded as a reduction to research and development expenses.

2.7 — Property, plant and equipment

Property, plant, and equipment contributed from STM and Intel upon the formation of the Company are stated at carrying value for the assets contributed by STM, and at fair value for the assets contributed by Intel, consistent with the treatment of the formation of the Company as a business combination in accordance with SFAS 141, as described in Note 1, ‘The Company’. These assets are being depreciated over their respective remaining useful lives at the time of the transaction. Property, plant and equipment purchased since the formation of the Company are stated at historical cost.

Additions and major improvements are capitalized, minor replacements and repairs and maintenance are charged to operations in the period in which they are incurred.

Land is not depreciated. Depreciation on fixed assets acquired after the formation of the Company is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities and Leasehold Improvements	5-10 years
Machinery and Equipment	6 years
Computer and Research & Development Equipment	3-7 years

Reviews are performed if facts and circumstances indicate that the carrying amount of assets may not be recoverable or that the useful life is shorter than originally estimated. If an impairment indicator exists, the Company assesses the recoverability of its assets held for use by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is measured on the excess of the carrying amount over the fair value of those assets. If the Company determines that the useful lives are shorter than originally estimated, the net book values of the assets are depreciated prospectively over the newly determined remaining useful lives.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

When property, plant and equipment are retired, sold, or otherwise disposed of, the net book value of the assets is removed from the Company’s books and the net gain or loss is included in other income and expenses, net in the consolidated statement of operations.

Leasing arrangements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the period of the lease.

2.8 — Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs over the average period of inventory holding; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales in the period incurred. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

The Company continuously evaluates the net realizable value of inventory and writes off inventory which has the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Company evaluates product inventory to identify obsolete or slow-selling stock and record a specific provision if the Company estimates the inventory will eventually become obsolete. Provisions for obsolescence are estimated for excess uncommitted inventory based on the previous quarter and anticipated future sales, order backlog and production plans.

2.9 — Income taxes

The provision for incomes taxes represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each tax jurisdiction. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book basis of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. Deferred income tax is determined using tax rates and laws that are enacted on the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized in full but the Company assesses whether it is more likely than not that future taxable profit will be available against which the temporary differences will be utilized. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not.

2.10 — Cash and cash equivalents

Cash and cash equivalents represent cash on hand with external financial institutions with an original maturity of less than ninety days.

2.11 — Restricted cash

Restricted cash includes collateral deposits used as security for the provision of certain services to the Company, lease deposits on office space and deposits required by customs authorities. The restricted cash is held in highly liquid funds placed with financial institutions.

2.12 — Trade accounts receivable

During 2008, STM and Intel sold products to customers, invoiced customers and collected monies from customers on behalf of Numonyx, under the terms of the Transition Services Agreements between Numonyx, STM and Intel. Trade accounts receivable disclosed on the balance sheet represent monies owed from end customers which have not been collected by STM and Intel, and therefore not yet remitted to Numonyx.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trade accounts receivable are recognized at their sales value, net of allowances for doubtful accounts and sales returns. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries, if any, of amounts previously written-off are credited against ‘Selling, general and administrative expenses’ in the consolidated statement of operations.

2.13 — Intangible assets

Details of intangible assets held by the Company, and the related amortization periods, are detailed below:

Loan guarantees	4 years
Loan arrangement fees	4 years
Contributed technology	3-7 years
Software and licenses	3 years

The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable.

The Company evaluates the remaining useful life of intangible assets at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

2.14 — Employee benefits

Pension obligations

The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. They are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions for a defined contribution plan if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Company accounts for the overfunded and underfunded status of defined benefit plans in its consolidated financial statements as at December 31, 2008. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between the fair value of plan assets and the projected benefit obligations.

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

Termination benefits

Termination benefits are payable when an employee is involuntarily terminated, or whenever an employee accepts voluntary termination exchange for these benefits. All termination benefits payable by the Company relate to one-time benefit arrangements. A one time benefit arrangement is one that is established by a termination plan that applies to a specified termination event or for a specified future period. These one-time involuntary termination

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees.

Stock options

At December 31, 2008, a stock option plan had been established by the Company, however from the date of the inception of the Company through December 31, 2008, no stock options had been granted.

2.15 — Long term debt and debt obligations to related parties

Bank loans are recognized at historical cost. Debt obligations to related parties relate to long-term loan notes issued to shareholders in partial consideration for the assets contributed upon the formation of Numonyx, plus the interest accrued to date. Both the bank loan and the debt obligations to related parties are classified as long term liabilities as they are not repayable, either in part or fully, before December 31, 2009.

2.16 — Share capital

Ordinary shares and preference shares are classified as equity.

2.17 — Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by or distributions to shareholders. In the accompanying consolidated financial statements, ‘Accumulated other comprehensive income’ consists of the after tax effects of foreign currency translation adjustments relating to the Company’s equity investment and the impact of recognizing the underfunded status of defined benefit plans.

2.18 — Recent accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. This statement applies under other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued Staff Positions (FSPs) No. 157-1 and No. 157-2, which, respectively, remove leasing transactions from the scope of SFAS No. 157 and defer its effective date for one year relative to certain nonfinancial assets and liabilities. As a result, the application of the definition of fair value and related disclosures of SFAS No. 157 (as impacted by these two FSPs) was effective for the Company upon formation with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. The remaining aspects of SFAS No. 157 for which the effective date was deferred under FSP No. 157-2 have been evaluated by the Company. The Company does not expect them to have a material impact on its consolidated results of operations or financial condition.

In December 2007, the FASB issued SFAS 141R. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its consolidated financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for Numonyx beginning January 1, 2009. The Company is currently evaluating the impact of this statement.

In December 2007, the FASB issued SFAS 160. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for Numonyx beginning January 1, 2009. The Company does not expect the impact of the adoption of SFAS 160 to be material.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which will require increased disclosures about an entity’s strategies and objectives for using derivative instruments; the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities;” and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. Certain disclosures will also be required with respect to derivative features that are credit-risk-related. SFAS No. 161 is effective for Numonyx beginning January 1, 2009. Since this standard impacts disclosures only, the adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.

In April 2008, the FASB issued FSP 142-3. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142, and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for Numonyx beginning January 1, 2009. The Company does not expect the impact of the adoption of FSP 142-3 to be material.

In November 2008, the FASB ratified the Emerging Issues Task Force (EITF) consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (EITF 08-6) which addresses certain effects of SFAS Nos. 141R and 160 on an entity’s accounting for equity-method investments. The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. For Numonyx, EITF 08-6 is effective for transactions occurring after December 31, 2008. The Company does not expect the impact of this adoption to be material.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. This FSP requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major categories of plan assets, and concentrations of risk within plan assets. Additionally, this FSP requires disclosures similar to those required under SFAS No. 157 with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value (see Note 12, ’Post-Retirement and Other Long Term Employee Benefits’). The disclosures under this FSP are required for annual periods ending after December 15, 2009. Numonyx is currently evaluating the requirements of these additional disclosures.

3.  BUSINESS COMBINATION

On March 30, 2008 the Company acquired the contributed NOR flash business of Intel in exchange for a 45.1% equity interest in the Company, representing 101,436,851 ordinary shares of Numonyx Holdings B.V. and an interest-bearing long-term loan note in the principal amount of $144.4 million.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The results of these operations have been included in the consolidated financial statements since that date. As a result of the combination, Numonyx combines key research and development, manufacturing and sales and marketing assets formerly owned by Intel and STM into a worldwide structure with the scale expected to produce cost-effective and innovative non-volatile memory solutions.

The aggregate purchase price of the business from Intel was $822 million. The value of the business was determined based on third party valuations of the contributed business performed using a combination of discounted cash flows and market comparable data.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

2008

At March 30, 2008 (In Millions)
Cash	$51
Inventory	239
Fixed assets	356
Intangible assets	114
Fair value of favorable operating lease	70
Liabilities assumed	(8)

Total	$822

Of the $114 million of acquired intangible assets, $5 million was assigned to research and development assets that were written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. Those write-offs are included in research and development expenses. The remaining $109 million of acquired intangible assets have a weighted-average useful life of approximately 3 years. The intangible assets that make up that amount include a loan guarantee of $79 million (4-year useful life), supply agreement of $19 million (9-month useful life) and product and process technology of $11 million (3-year and 7-year useful lives respectively).

There was no goodwill associated with this business combination.

4.  EQUITY INVESTMENT

Hynix Numonyx Semiconductor Ltd.

As part of STM’s contribution of its flash memory operations to Numonyx, STM transferred a 17% equity interest it had in a venture which it established with Hynix Semiconductor Inc. This venture was originally established in 2004 via a signed agreement between STM and Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. Upon transfer of the interest to Numonyx, the venture was renamed Hynix Numonyx Semiconductor Ltd.

Numonyx’s equity interest in the venture decreased to 16% during the fourth quarter of 2008, due to an additional investment made by a new investor in the venture, Hynix Semiconductor Wuxi Ltd. Numonyx also invested an additional $50 million in the joint venture during the third quarter of 2008 to increase the Company’s equity interest. However, at the balance sheet date, Numonyx had not received final approval from the Chinese authorities for this increase in equity investment. As such, the $50 million investment is recorded as a prepayment within ‘Other receivables and current assets. Once approval is obtained, the investment will be recorded as an increase to ‘Equity investment’, and Numonyx’s interest will increase to 18%.

Under the terms of the joint venture, Numonyx has the option to purchase from Hynix Semiconductor Inc. an additional $200 million in share capital to increase the Company’s interest in the venture to approximately 25%.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Although the Company does not currently own 20% of the venture, the Company uses the equity method to account for this investment based on the fact that it has the ability to exercise significant influence, but not control, over this investee coupled with the future ability to own more than 20% of this investment.

5.  TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

2008

Trade accounts receivable	$233,340
Less allowance for doubtful accounts	(2,439)

Total	$230,901

Bad debt expense in 2008 was $2.4 million.

6.  INVENTORIES

Inventories consisted of the following:

2008

Raw materials	$39,759
Work in process	390,996
Finished goods	151,385

Total	$582,140

7.  OTHER RECEIVABLES AND CURRENT ASSETS

Other receivables and current assets consisted of the following:

2008

Receivables from related parties	$2,491
Receivables from government agencies	65,716
Prepayments, advances and other debtors	90,851

Total	$159,058

8.  INTANGIBLE ASSETS

Intangible assets consisted of the following:

		Accumulated
	Gross Value	Amortization	Net Value

Loan guarantees	$148,000	$(27,750)	$120,250
Loan arrangement fees	6,750	(1,266)	5,484
Product and process technology	10,800	(1,608)	9,192
Software development and licenses	76,256	(2,860)	73,396
Supply agreement	18,982	(18,982)	—

Total	$260,788	$(52,466)	$208,322

In March 2008, the Company obtained a $450 million bank loan plus $100 million revolving credit facility from financial institutions. STM and Intel agreed to act as guarantors of this loan, each company guaranteeing 50%

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the outstanding balance in the event that Numonyx defaults on repayment of the loan. Both guarantees have been recorded as intangible assets in order to recognize the fair value of the benefit to Numonyx of these guarantees. The guarantees have been recorded at fair value at the date of issuance and are being amortized over the term of the loan, 4 years. The amortization is recorded as interest expense.

Loan arrangement fees are costs directly related to the securing of the debt financing described above. These fees are also being amortized over the 4 year period of the loan and are recorded as part of interest expense in the consolidated statement of operations.

Product and process technology contributed by Intel to Numonyx upon formation of the Company which was valued as part of the FAS 141 purchase accounting as described in Note 3, ‘Business Combinations’. These are being amortized over their expected useful lives, 3 and 7 years respectively, within cost of sales in the consolidated statement of operations.

Software development and licenses consist of costs relating to the development of IT systems and software and of software and related licenses acquired. Software development costs include external consulting costs and payroll costs directly associated with development of the system infrastructure. These costs were capitalized in compliance with SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Software and licenses are currently amortized over a 3 year period and amortization is recorded primarily within ’Selling, general and administrative expenses’ within the consolidated statement of operations, starting when the software is placed in operation.

The supply agreement relates to an agreement between Numonyx and Intel, under which Numonyx purchased semi-finished products from Intel from March 30, 2008 through December 31, 2008 at preferential prices. The value of the intangible asset was the fair value of this favorable contract and was amortized to ‘Cost of sales’ in the consolidated statement of operations. The contract ended on December 31, 2008 and as such the asset has been fully amortized.

The aggregate amortization expense in 2008 was $52.5 million.

The estimated amortization of the existing intangible assets for the following years is:

Amortization
Year	Expense

2009	$60,322
2010	60,000
2011	56,000
2012	21,000
2013	11,000

Total	$208,322

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following:

2008

Land	$2,515
Buildings, facilities and leasehold improvements	89,582
Machinery and Equipment	597,187
Computer and R&D Equipment	16,951
Other Tangible Assets	2,123
Construction in progress	2,000

Total Gross Cost	$710,358
Total Accumulated Depreciation	$(146,633)

Total Net Cost	$563,725

Depreciation expense for 2008 was $146.6 million. There is no depreciation expense on construction in progress.

During 2008, the Company determined that due to changes in market conditions the carrying value of its partially constructed building in Catania, Italy should be re-assessed. This building, in order to be placed into service, requires a significant investment of additional capital to purchase and install tools and equipment which cannot be currently justified. The Company determined that the value at which this building was recorded was in excess of a reasonable assessment of its fair market value. The fair market value is based on a range of values from a third party with the experience of valuing such assets and its own assessment. The resultant impairment charge recorded on this asset in 2008 was $62 million which is included within ‘Impairment and restructuring charges’ in the consolidated statement of operations.

10.  OTHER INVESTMENTS AND NON-CURRENT ASSETS

2008

Fair value of the favorable operating lease	$67,420
Long term receivable related to tax refund	40,423
Related party receivable	24,527
Deposits	449

Total	$132,819

The favorable operating lease relates to the Company’s manufacturing facility in Israel. This relates to the fair value of the future minimum lease payments that were included as part of the business combination. This is being amortized over the period of the lease.

The long term receivable related to tax refund is a tax credit in Italy which was generated through the operations of STM Italy, before the operations were contributed to Numonyx. Upon formation of Numonyx, a long term liability was established as the amounts received from the Italian government will be reimbursed to STM. Such amount is included within ’Other non-current liabilities’ in the consolidated balance sheet.

The related party receivable relates to an end of employment liability in Italy, for employees transferred from STM Italy to Numonyx Italy and for which STM have agreed to reimburse Numonyx. The payable portion of this balance is also included within pension liability in the consolidated balance sheet.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  OTHER PAYABLES AND ACCRUED LIABILITIES

2008

Taxes other than income tax	$33,360
Salaries, wages and social charges	37,747
Provision for restructuring	8,541
Deferred income on shipments to distributors	4,525
Current portion of pension liability	2,155
Accrued income tax	13,035
Other accrued liabilities	46,728

Total	$146,091

Within current portion of pension liability above, $2,097 relates to the Italy end of employment fund. This amount is shown also as a receivable from related party within ’Other investments and non-current assets’ as the amount will be reimbursed to Numonyx by STM.

12.  POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEE BENEFITS

The Company has a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with the local statutory requirements. The Company’s major defined benefit pension plans and long-term employee benefit plans are in Israel, Italy, Switzerland, Japan, Korea, and Philippines.

The Company adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 requires that the funded status of defined-benefit postretirement plans be recognized on the consolidated balance sheet, and changes in the funded status be reflected in comprehensive income. SFAS No. 158 also requires the measurement date of the plan’s funded status to be the same as the Company’s financial year-end. The measurement date for all plans was the Company’s financial year end.

Funding policy

The Company’s practice is to fund the various pension plans in amounts at least sufficient to meet the minimum requirements of applicable local laws and regulations. The assets of the various plans are invested in corporate equities, corporate debt securities, government securities, and other institutional arrangements. The portfolio of each plan depends on plan design and applicable local laws. Depending on the design of the plan, local customs, and market circumstances, the liabilities of a plan may exceed qualified plan assets.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Benefit obligation and plan assets

The changes in the benefit obligation and plan assets for the plans described above were as follows:

2008

Change in projected benefit obligation:
Benefit Obligation at beginning of period	$30,175
Service cost	4,149
Interest cost	2,703
Plan participant contributions	278
Actuarial loss/(gain)	(119)
Benefits Paid	(5,375)
Benefit Obligation of acquired business	38,203
Currency exchange impact	(9,849)

Ending projected benefit obligation	$60,165

2008

Change in plan assets:
Fair Value of the Assets at beginning of the period	$—
Actual return on plan assets	176
Employer contributions	7,925
Plan participants’ contributions	278
Benefits paid	(5,375)
Plan assets of acquired business	31,161
Currency impact	(5,096)

Ending fair value of plan assets	$29,069

The following table summarizes the amounts recognized on the consolidated balance sheet as of December 31, 2008:

2008

Funded status at year end	$(30,679)
Unrecognized transition asset	—
Unrecognized prior service cost	—
Accumulated other comprehensive loss/(gain)	(417)

Net amount recognized in consolidated balance sheet	$(31,096)

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Included in the aggregate data in the tables below are the amounts applicable to our pension plans with accumulated benefit obligations in excess of plan assets, as well as plans with projected benefit obligations in excess of plan assets. Amounts related to such plans were as follows:

2008

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	$56,950
Fair Value of plan assets	$28,863
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$60,165
Fair Value of plan assets	$29,069

Assumptions

Weighted-average assumptions used in the determination of the benefit obligations were as follows:

2008

Discount rate	5.19%
Average increase in compensation	3.24%

Weighted-average actuarial assumptions used to determine costs for the plans were as follows:

2008

Discount rate	5.64%
Expected Long term rate on plan assets	5.35%
Average increase in compensation	4.30%

The discount rate was determined by analyzing long term corporate AA bond rates and matching the bond maturity with the average duration of the pension liabilities. In certain markets where there are not corporate bonds, government bond rates are used.

Net periodic benefit cost

The net periodic benefit cost for the plans included the following components:

2008

Service cost	$4,149
Interest cost	2,703
Expected return on plan assets	(1,322)
Other	678

Net periodic pension cost	$6,208

Plan assets

The plans’ investments are managed by insurance companies, third-party trustees, or pension funds consistent with regulations or market practice of the country where the assets are invested. The investment manager makes investment decisions within the guidelines set by the Company or by local regulations. Performance is evaluated by comparing the actual rate of return to the return on other similar assets. Investments that are managed by qualified insurance companies or pension funds under standard contracts follow local regulations, and the Company is not actively involved in the investment strategy. In general, the investment strategy followed is designed to accumulate a diversified portfolio among markets, asset classes, or individual securities in order to reduce market risk and

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assure that the pension assets are available to pay benefits as they come due. The average expected long-term rate of return for the plan assets is 5.35%.

The asset allocation for the Company’s plans at the end of fiscal year 2008, and the target allocation rate for 2009, by asset category, are as follows:

Asset Category	2008	Target Allocation

Equity securities	21%	21%
Debt securities	55%	55%
Other	24%	24%

Funding expectations

Expected funding for the plans during 2009 is approximately $4 million.

Estimated future benefit payments

Estimated benefits to be paid from the Company’s pension plans through 2018 are as follows:

Years	Pension Benefits

2009	3,761
2010	3,016
2011	3,808
2012	3,326
2013	3,828
From 2014 to 2018	21,287

13.  LONG-TERM DEBT AND DEBT OBLIGATIONS TO RELATED PARTIES

Debt obligations to related parties

Upon the formation of Numonyx, long-term notes were issued to STM, Intel, and FP valued at $155,572, $144,428 and $19,087 respectively. The notes are payable upon the earlier of liquidation of the Company, or March 31, 2038. The interest rate applied to these notes is 9.5% and is payable in the form of additional notes until 2015. Interest also accrues, at the same rate, on the new notes issued. After 2015, the interest is payable in the form of cash. Interest on these notes is recorded as interest expense in the consolidated statement of operations. Total interest accrued during the period ended December 31, 2008 was $22.7 million and is included within ‘Debt obligations to related parties’ in the consolidated balance sheet.

The long-term loan notes include covenants which prevent the Company and its subsidiaries from taking on additional debt in excess of $100 million if the total existing debt recorded on the balance sheet is $1,250 million or less, or additional debt in excess of $50 million if the total existing debt recorded on the balance sheet is more than $1,250 million. In addition, the Company may not issue new equity or securities exchangeable into equity that would rank senior to or on parity with the long-term loan notes and may not make dividend distributions other than distributions between subsidiaries of the Company and distributions on the preferred shares and the long-term loan notes themselves.

Repayment of the debt obligations to related parties is subordinated to repayment of debt obligations to third parties.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt obligations to third parties

Upon formation, the Company entered into a dollar term loan facility in the amount of $450 million and a multicurrency revolving loan facility in the amount of $100 million. As at December 31, 2008, the $100 million revolving facility had not been drawn down. The facilities are repayable in full on March 25, 2012. Interest of three-month LIBOR + 60 basis points is payable every 3 months and is recorded within interest expense in the consolidated statement of operations.

Covenants on the loan facility include a mandatory prepayment of 50% of the facility by the borrowers if the credit rating of either Intel or STM were to be downgraded to a rating by Moody’s that is below Baa3 or by Standard and Poor’s that is below BBB-. In addition, should Intel or STM take on debt at or in excess of $500 million, then the facility would become immediately repayable.

The assessment of fair value of the debt obligation to third parties would require the determination of an appropriate credit spread over the benchmark rates for a facility similar to that held by the Company and the application of an adjustment factor for, amongst other factors, illiquidity. Given the market conditions prevailing as at December 31, 2008, particularly as it relates to the availability of credit, management has not sought additional funding and therefore the Company has not assessed the fair value of the debt obligation to third parties as at December 31, 2008.

14.  OTHER NON-CURRENT LIABILITIES

2008

Related party payable	$40,423

The related party payable relates to a tax credit in Italy. This tax credit, which is also shown as a long term receivable in the consolidated balance sheet of Numonyx, was generated through the operations of STM Italy, before the operations were contributed to Numonyx. As the tax credit was generated by STM, as the tax credit is paid by the Italian authorities to Numonyx, the Company will reimburse STM.

15.  SHAREHOLDERS’ EQUITY

Outstanding shares

The authorized share capital of the Company amounts to EUR 264,205,965. It is divided into:

•	250,000,000 ordinary shares of one Euro each;

•	14,204,545 convertible preferred shares ‘A’ of one Euro each; and

•	142,045 preferred shares ‘A-1’ of one eurocent (EUR 0.01) each.

As at December 31, 2008, 210,700,758 ordinary shares were issued.

Preference Shares

As at December 31, 2008, the Company had issued 14,204,545 convertible preferred shares ‘A’ to FP. These preference shares entitle the holder to full voting rights and to a preferential right to distributions upon liquidation or change in control of the Company. Specifically the holders are entitled to a repayment of 1.85 times the original issue price of the shares. The preferred shares ‘A’ may be converted into preferred shares ‘A-1’ or ordinary shares, on terms agreed between the Company and the holders of the preferred shares ‘A’. Such terms must be unanimously approved at a General Meeting of the shareholders.

The preferred shares ‘A-1’ entitle holders to a repayment of 1.85 times the original issue price of the shares and also to an amount out of the annual profits equal to 1% of the weighted average of the par value of their shares during

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the financial year. The dividend preference is non-cumulative. The shares also carry voting rights. No preferred shares ‘A-1’ had been issued at the balance sheet date.

16.  OTHER INCOME AND EXPENSES, NET

Other income and expenses, net, consisted of the following:

2008

Start up costs	$39,433
Foreign exchange gains	(986)
Gain on sale of other non-current assets, net	(2,770)
Other	1,870

Total	$37,547

Start up costs relate to costs incurred in the formation of Numonyx. The majority of these costs were incurred prior to the formation of Numonyx and were paid initially by Intel, STM and FP. After formation, Numonyx then reimbursed the companies for these costs. The costs mostly relate to consulting fees, non capitalizable software development costs, legal fees, advertising and recruitment costs. Certain start up costs were capitalized in accordance with SFAS 141 “Business Combinations” and SOP 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use” and are included within Intangible Assets.

17.  IMPAIRMENT AND RESTRUCTURING CHARGES

Impairment and restructuring charges consisted of the following:

2008

Impairment charges	$62,000
Restructuring charges	12,350

Total	$74,350

The impairment charges are explained in Note 9, ‘Plant, Property and Equipment’.

During 2008, the Company incurred $8.6 million in employee severance costs related to a workforce reduction action in our California Technology Center and $3.4 million in employee severance costs related to personnel at Pudong, China which was originally to be part of the assets contributed by Intel to Numonyx upon formation, but which the Company decided not to acquire. These charges were incurred due to the termination of approximately 700 employees. The Company may incur additional restructuring charges in the future for employee severance and benefit arrangements, and facility-related or other exit activities.

Restructuring charges incurred in 2008 are summarized as follows:

2008

Charges incurred during the period	$12,350
Amounts paid	(3,809)

Provision as at December 31, 2008	$8,541

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  INTEREST INCOME AND EXPENSES

Interest expense in 2008 represents the following:

2008

Amortization of loan guarantees	$27,750
Interest on debt obligations to related parties	22,734
Interest on long-term debt	11,847
Amortization of loan arrangement fees	1,266

Total interest expense	63,597
Interest income	6,537

Total interest expense, net	$57,060

19.  INCOME TAXES

The provision for income taxes consisted of the following components during fiscal 2008:

2008

Current:
Netherlands	$—
Foreign	22,229

Total current	22,229
Deferred:
Netherlands	—
Foreign	(3,104)

Total deferred	(3,104)

Total provision for income taxes	$19,125

The loss before provision for income taxes included a loss from the Netherlands of approximately $273.8 million and income of approximately $84.2 million from other foreign subsidiaries during fiscal year 2008.

The provision for income taxes differs from the amount estimated by applying the statutory Netherlands income tax rate of 25.5% to income before provision for income taxes during fiscal 2008 as follows:

2008

Provision computed at Dutch statutory rate	$(64,182)
Foreign rate differential	171
Permanent differences	3,534
Research and development tax credits	(3,427)
Current year losses not benefited	69,072
Change in beginning of year valuation allowance	15,112
Others	(1,155)

Provision for income taxes	$19,125

Effective tax rate	(7.6)%

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of deferred tax assets and liabilities consisted of the following as of December 31, 2008:

2008

Deferred tax assets:
Accrued compensation	$5,106
Other reserves and accruals	658
Fixed assets	118,280
Unrealized foreign exchange loss	660
Research and development credit carryover	987
Net operating loss carryover	96,678
Others	5,332

Total deferred tax assets	227,701
Less: valuation allowance	(142,229)

Net deferred tax assets	85,472
Deferred tax liabilities:
Fixed assets	(3,640)
Inventory	(1,776)
Accounts receivable	(3,205)

Total deferred tax liabilities	(8,621)

Total net deferred tax assets	$76,851

In evaluating its ability to utilize its deferred tax assets in future periods, the Company considered all available positive and negative factors. The Company considered various sources of taxable income including future reversals of existing taxable temporary differences, taxable income in prior carryback years if carryback is permitted under the tax law, tax planning strategies that would, if necessary, be implemented to prevent a loss carryforward or tax credit carryforward from expiring unused and predictions of future taxable income exclusive of reversing temporary differences and carryforwards. As a result, the Company determined a valuation allowance of $122.8 million was required as at December 31, 2008. After consideration of the valuation allowance, the Company had total net deferred tax assets of approximately $76.9 million as at December 31, 2008. The net deferred tax assets are primarily comprised of net operating loss carryforwards and future deductible amounts relating primarily to fixed assets. As part of the business combination that occurred on March 30, 2008 as the result of contributions by STM, Intel and FP, the Company recorded net deferred tax assets of $73.7 million after valuation allowance of $58.0 million due to the basis difference between book and tax values for the assets transferred or contributed by STM and Intel. The valuation allowance was increased by $84.2 million during fiscal 2008, primarily due to losses incurred in the current year.

As of December 31, 2008, the Company had net operating loss and capital allowance carryforwards of approximately $270 million in Netherlands, $160 million in Singapore, $48 million in Italy and $23 million in Malaysia. The net operating loss carryforwards in Netherlands expire on December 31, 2015 and the net operating loss carryforwards in Italy expire on December 31, 2012. The capital allowance carryforwards in Singapore and Malaysia can be carried forward indefinitely.

The Company was granted income tax holidays or other special tax incentives whereby the Company is subject to concessionary tax rates in lieu of regular income tax rates in various jurisdictions including Malaysia, Singapore, Israel, Switzerland and Philippines. The tax holidays require various thresholds of investment and in employment in those jurisdictions. The tax holidays for Malaysia, Singapore, Israel and Switzerland expire at various dates between December 31, 2013 and December 31, 2019.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has not provided for Netherlands income taxes on the earnings of foreign subsidiaries because the earnings are considered indefinitely invested outside of the Netherlands. As of December 31, 2008, the cumulative amount of earnings upon which Netherlands income taxes have not been provided was approximately $170 million. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to income taxes in the Netherlands (subject to an adjustment for the participation exemption). It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

Unrecognized tax benefits

The changes in the gross amount of unrecognized tax benefits for fiscal 2008 are as follows (the numbers are in thousands):

2008

Balance as at March 30, 2008	—
Gross amount of the increases in unrecognized tax benefits of tax positions taken during a prior year	—
Gross amount of the increases in unrecognized tax benefits as a result of tax positions taken during the current year	$2,369
Amount of decreases in unrecognized tax benefits relating to settlements with taxing authorities	—
Reductions to unrecognized tax benefits resulting from the lapse of the applicable statute of limitations	—

Balance as at December 31, 2008	$2,369

As at December 31, 2008, $2.4 million of unrecognized tax benefits would, if recognized, reduce the effective tax rate.

No significant changes in unrecognized taxed benefits are anticipated within the next 12 months. To the extent any unrecognized tax benefits identified associated with the Company’s pre-acquisition period, the corresponding FIN 48 liabilities will be subject to the indemnification agreement between the Company and Intel and STM. The Company will re-evaluate its income tax positions on a quarterly basis to consider factors such as changes in facts or circumstances, changes in or interpretations of tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in recognition of a tax benefit or an additional charge to the tax provision.

Upon adoption of FIN 48, the Company adopted an accounting policy to classify interest and penalties on unrecognized tax benefits as income tax expense. The total amount of interest and penalties recognized in the consolidated statement of operations during fiscal 2008 was zero. The Company has not filed its initial tax returns in most of its jurisdictions, therefore, it is not required to accrue interest associated with the corresponding FIN 48 reserves. The Company’s major jurisdictions include the Netherlands, Switzerland, U.S., Japan, Singapore, Israel, Italy, Malaysia, and the Philippines, all of which are subject to exam by income tax authorities for 2008.

The Switzerland statute of limitations will remain open until December 31, 2018. The U.S., Philippines, and Israel statutes of limitations will remain open until three years after the returns are filed. In certain instances, Israel may extend its statute of limitations. The Japan, Singapore, and Malaysia statutes of limitations will remain open until December 31, 2014. The Italy statute of limitations will remain open until December 31, 2013.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial risk factors

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the volatility on the Company’s financial performance. The Company uses forward exchange contracts to hedge certain risk exposures.

Risk management is carried out by a central Corporate Treasury Department, reporting to the Chief Financial Officer. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. Treasury activities are regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Most treasury activities are centralized, with any local activities subject to oversight from the Company. The majority of cash and cash equivalents is held in US dollars and is deposited with financial institutions. Marginal amounts are held in Euro and other currencies.

Foreign currency hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

Foreign exchange risk

The Company conducts its business on a global basis in various major international currencies. Foreign exchange risk arises when recognized assets and liabilities as well as cash flows are denominated in a currency that is not the Company’s functional currency. The majority of these transactions relate to purchases and certain other assets and liabilities arising in intercompany transactions denominated in foreign currencies.

Management has established a policy to hedge significant foreign exchange risk exposure through financial instruments transacted by Corporate Treasury. Foreign currency hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities. The Company uses forward exchange contracts to hedge certain balance sheet risk exposures. These instruments do not qualify as hedging instruments and as such are accounted for at fair value with changes in fair value accounted for in the consolidated statement of operations. The notional value of these instruments at December 31, 2008 totaled $14.4 million, all of which were entered into on December 31, 2008. The currency covered by these transactions was the Euro.

Interest rate risk

Interest rate risk is minimized as the Company’s bank borrowings and deposits are held on a floating rate basis.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long term rating from at least two of the major Rating Agencies and keeping within prescribed diversification and limit guidelines.

The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. For sales made by STM and Intel on behalf of Numonyx, in line with the ‘Transition Services Agreements’, this monitoring is performed by STM and Intel on behalf of Numonyx. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The utilization of credit limits is regularly monitored. Reserves are provided for estimated amounts of accounts receivable that may not be collected.

At December 31, 2008, one customer represented approximately 26% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short term deposits, and availability of funding from an adequate amount of committed credit facilities. The Company’s objective is to maintain sufficient funds in instruments that can be easily converted to cash.

21.  COMMITMENTS

The Company’s commitments as at December 31, 2008 were as follows:

	Total	2009	2010	2011	2012	2013	Thereafter

Operating Leases	$16,493	$8,511	$1,563	$1,288	$1,129	$1,095	$2,907
Purchase Commitments	304,016	277,558	25,058	700	700	—	—
of which:
Equipment and other asset purchase	61,884	61,884	—	—	—	—	—
Transition Service and Supply Agreement Fees	126,720	126,720	—	—	—	—	—
Other operational expenses	115,412	88,954	25,058	700	700	—	—

Total	$320,509	$286,069	$26,621	$1,988	$1,829	$1,095	$2,907

The Company leases land, buildings and equipment under operating leases that expire at various dates under non-cancellable operating leases. Operating lease expense was approximately $13 million in 2008.

Purchase commitments consist primarily of purchases of tangible fixed asset and goods and services under non-cancellable contracts and of fees payable to Intel under the Transition Services Agreement and for contractually committed wafer purchases under a supply agreement.

22.  RELATED PARTY TRANSACTIONS

As described in Note 1, ‘The Company’, STM, Intel and FP own 48.6%, 45.1% and 6.3% voting ownership in Numonyx, respectively. The Company has an eight member governing body (“Supervisory Board”) which is composed of three members nominated by STM, three members nominated by Intel and two members nominated by FP. Each shareholder unilaterally nominates its chosen members to the Supervisory Board as long as there are no significant changes in their investment in Numonyx.

The ordinary shares in the Company are owned by STM and Intel and the Preferred Shares ‘A’ are owned by FP. The ordinary shares have the same voting rights as the preferred shares.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2008, Numonyx recorded sales and incurred expenses that related to business conducted with Intel, STM, and Hynix and had transactions with FP. The following tables and notes present the significant related party transactions and account balances with these related parties.

Intel:

Transactions during the period ended December 31, 2008:

2008

Net Sales to Intel	$664
Supply Agreement(1)	141,596
Service Agreement(2)	28,561
Transition Service Agreement Fees(3)	49,664
Period Costs(4)	413,164

(1)	Numonyx purchases wafers from Intel’s facility in Ireland. These costs are recorded within cost of sales.

(2)	Intel’s Pudong facility performs research and development and assembly/test services for Numonyx. These costs are primarily recorded within cost of sales.

(3)	As described in Note 1, ‘The Company’, these expenses include supply chain, procurement, site manufacturing, information technology, human resource, and finance and accounting services. These costs are primarily recorded within cost of sales and selling, general and administrative expenses.

(4)	Intel incurs facility-related expenses on Numonyx’ behalf for the Israel and Philippines sites. These costs are recorded within cost of sales.

Balances as at December 31, 2008:

2008

Trade Accounts Receivable from Intel, net(1)	$80,105
Prepaid operating lease with Intel(2)	67,420
Other receivables from Intel(3)	4,700
Accounts payable to Intel(4)	149,188
Other accrued liabilities to Intel	5,717

(1)	Trade accounts receivable from Intel, net represents monies outstanding from customers to Intel, and therefore not yet remitted to Numonyx, relating to revenues generated by Intel on behalf of Numonyx.

(2)	See Note 10, ‘Other Investments and Non Current assets’ for an explanation of the prepaid operating lease.

(3)	Other receivables from Intel relates to funding for a joint research and development program between Intel and Numonyx.

(4)	Accounts payable and other accrued liabilities to Intel relate principally to amounts payable by Numonyx for supply agreement, service agreement and other services provided by Intel under the Transition Services Agreement.

In addition, as detailed in Note 13, ‘Long Term Debt and Notes’, Intel holds a long-term loan note from Numonyx, valued at $144.4 million plus accrued interest of $10.3 million at the balance sheet date. Intel also acted as guarantor, in conjunction with STM, of the bank loan obtained by Numonyx upon formation. The fair value of the benefit of this guarantee is recorded within Intangible Assets, Net.

STM:

Transactions during the period ended December 31, 2008:

2008

Transition Services Agreement Fees	$29,108
Cost sharing arrangement(1)	54,879

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	The cost sharing arrangement is an agreement with STM in relation to the Company’s facility in Agrate, Italy, under which facilities and certain costs are shared between STM and Numonyx. The number disclosed above is the net costs paid by Numonyx to STM during the period.

Balances as at December 31, 2008:

2008

Trade accounts receivable from STM, net(1)	$111,682
Other current receivables from STM(2)	13,200
Other long term receivable from STM(3)	24,527
Accounts payable to STM(4)	9,890
Other long term payable to STM(5)	40,423

(1)	Trade accounts receivable from STM, net represents monies outstanding from customers to STM, and therefore not yet remitted to Numonyx, relating to revenues generated by STM on behalf of Numonyx.

(2)	Other current receivables from STM relate to non-trade receivables.

(3)	The long term receivable from STM relates to the end of employment fund in Italy (see Note 10, ‘Other Investments and Non-Current Assets’).

(4)	Accounts payable to STM relate to Transition Services Agreements fees and the Cost Sharing Arrangement in Italy.

(5)	The long term payable to STM relates to a tax refund in Italy (see Note 10, ‘Other Investments and Non-Current Assets’ and Note 14, ‘Other Non Current Liabilities’.

In addition, as detailed in Note 13, ‘Long Term Debt and Notes’, STM holds a long-term loan note from Numonyx, valued at $155.6 million plus accrued interest of $11.1 million at the balance sheet date. STM also acted as guarantor, in conjunction with Intel, of the bank loan obtained by Numonyx upon formation. The fair value of the benefit of this guarantee is recorded within Intangible Assets, Net.

Francisco partners:

As described in Note 1, ‘The Company’, upon formation of Numonyx on March 30, 2008, FP contributed $150 million in cash in exchange for preference shares representing a 6.3% equity interest in the newly formed Company, and a long-term loan note valued at $19.1 million, which is classified within debt obligations to related parties on the consolidated balance sheet. As at December 31, 2008, accrued interest on the loan note totaled $1.3 million.

Hynix Numonyx Semiconductor Ltd.:

As described in Note 4, ‘Equity Investments’, STM contributed their interest in a venture with Hynix Semiconductor upon formation of Numonyx.

Transactions during the period ended December 31, 2008:

2008

Purchases of semi-finished product	$77,470

Balances as at December 31, 2008:

2008

Prepayment for additional equity interest	$50,000
Accounts payable to Hynix Numonyx Semiconductor Ltd.	9,635
Other accrued liabilities to Hynix Numonyx Semiconductor Ltd	4,053

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at		Charged to		Balance
Valuation and Qualifying Accounts Deducted	Beginning	Translation	Costs and	Additions/	at End of
from the Related Asset Accounts	of Period	Adjustment	Expenses	(Deductions)	Period
	(Currency— millions of U.S. dollars)

2008
Inventories	39		108	(75)	72
Accounts Receivable	21		1	3	25
Deferred Tax Assets	1,123	(6)	170	(4)	1283
2007
Inventories	47		72	(80)	39
Accounts Receivable	31		1	(11)	21
Deferred Tax Assets	1,039	6	79	(1)	1,123
2006
Inventories	51		78	(82)	47
Accounts Receivable	27	1	7	(4)	31
Deferred Tax Assets	854	101	135	(51)	1,039

S-1