Form 20-F
period 2009-12-31
STMICROELECTRONICS NV
filed 2010-03-10
CIK 932787

As filed with the Securities and Exchange Commission on March 10, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

878,333,566 common shares at December 31, 2009

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
Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

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

We have compiled market size and ST market share data in this annual report using statistics and other information obtained from several third-party sources. Except as otherwise disclosed herein, all references to trade association data are references to World Semiconductor Trade Statistics (“WSTS”). Certain terms used in this annual report are defined in “Certain Terms.”

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	significant changes in demand in the key application markets and from key customers served by our products make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations, we recently experienced a strong surge in customer demand, which has led to capacity constraints in certain applications;

•	significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization and unused capacity charges, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing, execution and associated costs for the announced transfer of manufacturing from facilities designated for closure, including phase-out and start-up costs;

•	our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs in periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•	volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts potentially realized upon a future sale of our debt and equity investments could differ significantly from the fair values currently assigned to them;

•	our ability to successfully integrate the acquisitions we pursue, in particular the successful integration and operation of the ST-Ericsson joint venture;

•	ST-Ericsson is a new wireless joint venture, representing a significant investment and risk for our business. The joint venture is currently engaged in restructuring initiatives and further declines in the wireless market, as well as the inability of ST-Ericsson to complete its ongoing restructuring plans or to successfully compete, could result in additional significant impairment and restructuring charges;

•	we currently also hold a significant non-marketable equity investment in Numonyx and are a guarantor of $225 million of its debts. On February 10, 2010, we announced that, together with our partners Intel Corporation and Francisco Partners, we have entered into a definitive agreement with Micron Technology Inc. (“Micron”), pursuant to which Micron will acquire Numonyx in an all-stock transaction. Upon the closing of the transaction, which is subject to regulatory review and other customary closing conditions, and based on Micron’s closing stock price on February 9, 2010 of $9.08 per share, we will receive — in exchange for our 48.6% stake in Numonyx and the cancellation of the 30-year note due to us by Numonyx — approximately 66.6 million shares of Micron common stock (taking into account a payable of $77.8 million due by us to Francisco Partners). There is no guaranty as to when, or if, the transaction will close, or whether the transaction will close pursuant to the terms currently planned. Furthermore, our shares in Micron are subject to certain resale restrictions and, consequently, there is no guaranty as to when we will be able to sell them and at what price;

•	our ability to compete in our industry since a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars, especially in light of the volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the other major currencies we use for our operations;

•	the effects of hedging, which we practice in order to minimize the impact of variations between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure, especially the Euro, in the currently very volatile currency environment;

•	our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation or require new plans;

•	our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the ability to maintain solid, viable relationships with our suppliers and customers in the event they are unable to maintain a competitive market presence due, in particular, to the effects of the current economic environment;

•	changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers or our suppliers, operate; and

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 20-F to reflect subsequent events or circumstances.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2009. Such data have been derived from our audited Consolidated Financial Statements. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 2009, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In millions except per share and ratio data)

Consolidated Statements of Income Data:
Net sales	$8,465	$9,792	$9,966	$9,838	$8,876
Other revenues	45	50	35	16	6

Net revenues	8,510	9,842	10,001	9,854	8,882
Cost of sales	(5,884)	(6,282)	(6,465)	(6,331)	(5,845)

Gross profit	2,626	3,560	3,536	3,523	3,037
Operating expenses:
Selling, general and administrative	(1,159)	(1,187)	(1,099)	(1,067)	(1,026)
Research and development(1)	(2,365)	(2,152)	(1,802)	(1,667)	(1,630)
Other income and expenses, net(2)	166	62	48	(35)	(9)
Impairment, restructuring charges and other related closure costs	(291)	(481)	(1,228)	(77)	(128)

Total operating expenses	(3,649)	(3,758)	(4,081)	(2,846)	(2,793)

Operating income (loss)	(1,023)	(198)	(545)	677	244
Other-than-temporary impairment charge and realized losses on financial assets	(140)	(138)	(46)	—	—
Interest income, net	9	51	83	93	34
Earnings (loss) on equity investments	(337)	(553)	14	(6)	(3)
Gain (loss) on financial assets	(8)	15	—	—	—
Gain on convertible debt buyback	3	—	—	—	—

Income (loss) before income taxes and noncontrolling interest	(1,496)	(823)	(494)	764	275
Income tax benefit (expense)	95	43	23	20	(8)

Income (loss) before noncontrolling interest	(1,401)	(780)	(471)	784	267
Net loss (income) attributable to noncontrolling interest	270	(6)	(6)	(2)	(1)

Net income (loss) attributable to parent company	$(1,131)	$(786)	$(477)	$782	$266

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In millions except per share and ratio data)

Earnings (loss) per share (basic) attributable to parent company shareholders	$(1.29)	$(0.88)	$(0.53)	$0.87	$0.30
Earnings (loss) per share (diluted) attributable to parent company shareholders	$(1.29)	$(0.88)	$(0.53)	$0.83	$0.29
Number of shares used in calculating earnings per share (basic)	876.9	892.0	898.7	896.1	892.8
Number of shares used in calculating earnings per share (diluted)	876.9	892.0	898.7	958.5	935.6
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents	$1,588	$1,009	$1,855	$1,659	$2,027
Marketable securities	1,032	651	1,014	764	—
Short-term deposits	—	—	—	250	—
Restricted cash	250	250	250	218	—
Non-current marketable securities	42	242	369	—	—
Total assets	13,655	13,913	14,272	14,198	12,439
Short-term debt (including current portion of long-term debt)	176	143	103	136	1,533
Long-term debt (excluding current portion)	2,316	2,554	2,117	1,994	269
Total parent company shareholders’ equity(3)	7,147	8,156	9,573	9,747	8,480
Common stock and capital surplus	3,637	3,480	3,253	3,177	3,120
Other Data:
Dividends per share(4)	$0.12	$0.36	$0.30	$0.12	$0.12
Capital expenditures(5)	451	983	1,140	1,533	1,441
Net cash provided by operating activities	816	1,722	2,188	2,491	1,798
Depreciation and amortization	1,367	1,366	1,413	1,766	1,944
Debt-to-equity ratio(6)	0.35	0.33	0.23	0.22	0.21
Net financial position: resources (debt)(6)	$420	$(545)	$1,268	$761	$225
Net financial position to total shareholders’ equity ratio(6)	0.06	(0.07)	0.13	0.08	0.03

(1)	Our reported research and development expenses (R&D) are mainly in the areas of product design and technology development. They do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales. As of 2009 and 2008, our R&D expenses are net of certain tax credits.

(2)	“Other income and expenses, net” includes, among other things: funds received through government agencies for research and development programs; costs incurred for new start-up and phase-out activities not involving saleable production; foreign currency gains and losses; gains on sales of tangible assets and non-current assets; and the costs of certain activities relating to IP.

(3)	In 2008, we repurchased 29,520,220 of our shares, for a total cost of $313 million. We reflected this purchase at cost as a reduction of shareholders’ equity. The repurchased shares have been designated for allocation under our share-based compensation programs as nonvested shares, including the plans as approved by the 2005, 2006, 2007, 2008 and 2009 annual general shareholders’ meetings, and those which may be attributed in the future. As of December 31, 2009, 10,934,481 shares had been transferred to employees upon the vesting of such stock awards. As of December 31, 2009, we owned 31,985,739 treasury shares.

(4)	Dividend per share represents the yearly dividend as approved by our annual general meeting of shareholders, which relates to the prior year’s accounts.

(5)	Capital expenditures are net of certain funds received through government agencies, the effect of which is to reduce our cash used in investing activities and to decrease depreciation.

(6)	Net financial position: resources (debt) represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, current portion of long-term debt and long-term debt, as represented in our consolidated balance sheet. Our net financial position to total shareholders’ equity ratio is a non-U.S. GAAP financial measure. The most directly comparable U.S. GAAP financial measure is considered to be “Debt-to-Equity Ratio”. However, the Debt-to-Equity Ratio measures gross debt relative to equity, and does not reflect our current cash position. We believe that our net financial position to total shareholders’ equity ratio is useful to investors as a measure of our financial position and leverage. The ratio is computed on the basis of our net financial position divided by total parent company shareholders’ equity. For more information on our net financial position, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources — Net financial position”. Our computation of net debt (cash) to total shareholders’ equity ratio may not be consistent with that of other companies, which could make comparability difficult.

Risk Factors

Risks Related to the Semiconductor Industry which Impact Us

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

The recent financial market crisis spread into a global economic recession impacting business and consumer confidence, which resulted in a precipitous decline in the demand for semiconductor products. As a result, our business, financial conditions and results of operations have been affected. To the extent that the current economic environment worsens, our business, financial condition and results of operations could be more significantly and adversely affected.

In particular, economic downturns affecting the semiconductor industry may result in a variety of risks to our business, including:

•	significant declines in sales;

•	significant reductions in selling prices;

•	the resulting significant impact on our gross margins, profitability and net cash flow;

•	increased volatility and/or declines in our share price;

•	increased volatility or adverse movements in foreign currency exchange rates;

•	delays in, or curtailment of, purchasing decisions by our customers or potential customers either as a result of overall economic uncertainty or as a result of their inability to access the liquidity necessary to engage in purchasing initiatives or new product development;

•	closure or underloading of wafer fabrication plants (“fabs”);

•	decreased valuations of our equity investments;

•	increased credit risk associated with our customers or potential customers, particularly those that may operate in industries most affected by the economic downturn; and

•	impairment of goodwill or other assets.

We may not be able to match our production capacity to demand.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, making it hard to estimate requirements for production capacity. If markets do not grow as we have anticipated, or shrink faster than we have anticipated, we risk under-utilization of our facilities or having insufficient capacity to meet customer demand.

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

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements or if we are unable to acquire the necessary IP.

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

As we are a supplier of a broad range of products, we are required to make significant investments in R&D across our product portfolio in order to remain competitive. Many of the resulting products that we market, in turn, have short life cycles, with some being approximately one year. Current economic conditions may impair our ability to maintain our current level of R&D investments and, therefore, we may need to become more focused in our R&D investments across our broad range of product lines. This could significantly impair our ability to remain a viable competitor in the product areas where our competitors’ R&D investments are higher than ours.

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

We also regularly incur costs to develop IP internally or acquire it from third parties without any guarantee of realizing the anticipated value of such expenditures if our competitors develop technologies that are more accepted than ours, or if market demand does not materialize as anticipated. In addition to amortization expenses relating to purchased IP, the value of these assets may be subject to impairment with associated charges being made to our Consolidated Financial Statements. See “Item 5. Operating and Financial Review and Prospects”. There is no assurance that our IP purchases will be successful and will not lead to impairments and associated charges.

The competitive environment of the semiconductor industry may lead to erosion of our market share, impacting our capacity to compete.

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

We have recently undertaken several new initiatives to reposition our business, both through divestitures and new investments. Our strategies to improve our results of operations and financial condition may lead us to make significant acquisitions of businesses that we believe to be complementary to our own, or to divest ourselves of activities that we believe do not serve our longer term business plans. In addition, certain regulatory approvals for potential acquisitions may require the divestiture of business activities. Our potential acquisition strategies depend in part on our ability to identify suitable acquisition targets, finance their acquisition and obtain required regulatory and other approvals. Our potential divestiture strategies depend in part on our ability to define the activities in which we should no longer engage, and then determine and execute appropriate methods to divest of them.

In 2008, we divested our Flash Memory activities by combining our business with that of Intel and creating Numonyx, an independent semiconductor company in the area of Flash memories. On February 10, 2010, we announced that, together with our partners Intel Corporation and Francisco Partners, we have entered into a definitive agreement with Micron, pursuant to which it will acquire Numonyx in an all-stock transaction. See Note

28 to our Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects — Other Developments”. There is no assurance when, or if, this transaction will close. Furthermore, there is no guaranty that the transaction will close pursuant to the terms currently planned.

In addition, in 2008, we completed the acquisition of Genesis Microchip Inc. (“Genesis Microchip”) and the acquisition of NXP’s wireless business, creating the joint venture ST-NXP Wireless, with us having an 80% ownership stake. Furthermore, in 2009, we purchased the outstanding 20% held by NXP in ST-NXP Wireless and simultaneously merged ST-NXP Wireless with Ericsson Mobile Platforms (“EMP”), thereby forming ST-Ericsson. The wireless activities run through ST-Ericsson represent a significant portion of our business. The integration process may be long and complex due to the fact that we are merging three different companies, and may trigger a significant amount of costs. See Note 7 to our Consolidated Financial Statements. We may not be able to exercise the same control over management as we did when the business was operated by us. There is no assurance that we will be successful or that the joint venture will produce the planned operational and strategic benefits.

We also may consider from time to time entering into joint ventures that may operate in our existing facilities but whose businesses may not be specific to the semiconductor industry. We have announced plans to establish, at an existing M6 facility located in Catania, Italy to be contributed by us, a joint venture with Enel Green Power (“Enel”) and Sharp to manufacture Photovoltaic panels, which will be sold to Enel and Sharp as well as on the open market.

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

Other risks associated with acquisitions and the activities of our joint ventures include:

•	diversion of management’s attention;

•	insufficient IP rights or potential inaccuracies in the ownership of key IP;

•	assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;

•	potential inaccuracies in the financials of the business acquired;

•	that the businesses acquired will not maintain the quality of products and services that we have historically provided;

•	whether we are able to attract and retain qualified management for the acquired business;

•	whether we are able to retain customers of the acquired entity; and

•	management, reporting and forecasting related to a 50-50 joint venture that is fully consolidated in our results.

Other risks associated with our divestiture activities include:

•	diversion of management’s attention;

•	loss of activities and technologies that may have complemented our remaining businesses or operations;

•	loss of important services provided by key employees that are assigned to divested activities; and

•	social issues or restructuring costs linked to divestitures and closures.

These and other factors may cause a materially adverse effect on our results of operations and financial condition.

In difficult market conditions, our high fixed costs adversely impact our results.

In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Reduced average selling prices and demand for our products adversely affect our results of operations. Since the semiconductor industry is characterized by high fixed costs, we are not always able to cut our total costs in line with revenue declines. Furthermore, in periods of lower customer demand for our products, our fabs do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales as unused capacity charges. Additionally, a significant number of our manufacturing facilities are located in France and Italy and their cost of operation have been significantly affected by the rise of the Euro against the U.S. dollar, our reporting currency over the last few years. See “Item 5. Operating and Financial Review and Prospects.” The difficult market conditions experienced in 2008 and 2009 have had a significant affect on the capacity utilization and related manufacturing efficiencies of our fabs and, consequently, our gross margins. We cannot guarantee that such market conditions, and increased competition in our core product markets, will not lead to further price erosion, lower revenue growth rates and lower margins.

The competitive environment of the semiconductor industry has led to industry consolidation and we may face even more intense competition from newly merged competitors or we may seek to acquire a competitor in order to improve our market share.

The intensely competitive environment of the semiconductor industry and the high costs associated with developing marketable products and manufacturing technologies as well as investing in production capabilities may lead to further consolidation in the industry. Such consolidation can allow a company to further benefit from economies of scale, provide improved or more diverse product portfolios and increase the size of its serviceable market. Consequently, we may seek to acquire a competitor to improve our market position and the applications and products we can market. Some of our competitors, however, may also try to take advantage of such a consolidation process and may have greater financial resources to do so.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major part of our revenues, while, more importantly, we incur a significant portion of our costs in currencies other than the U.S. dollar. Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and R&D expenses, are incurred in the currencies of the jurisdictions in which our operations are located, which mainly includes the euro zone. Our effective average exchange rate, which reflects actual exchange rate levels combined with the impact of cash flow hedging programs, was $1.37 to €1.00 in 2009, compared to $1.49 to €1.00 in 2008.

A decline of the U.S. dollar compared to the other major currencies that affect our operations negatively impacts our expenses, margins and profitability.

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including labor costs and depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the cost of goods sold, most of the R&D expenses and certain selling and general and administrative expenses located in the Euro zone. No assurance can be given that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts in the event of a weakening of the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Because we have our own manufacturing facilities, our capital needs are high compared to those competitors who do not produce their own products.

As a result of our choice to maintain control of a certain portion of our advanced proprietary manufacturing technologies to better serve our customer base and to develop our strategic alliances, significant amounts of capital to maintain or upgrade our facilities could be required in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market and capacity utilization. In the last three years our overall capital expenditures, as expressed in terms of percentage to sales, have significantly decreased, and we are planning for them to be in the range of 5% to about 7% of our revenues, what we consider to be a sustainable ratio for the foreseeable future. However, there is no assurance that we will not over-invest in terms of capital expenditures if future market demand does not meet our expectations when making the decision to invest, or under-invest in capital expenditures to address future increases and /or changes in the products required by our customers. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business, and results of operations See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

We may also need additional funding in the coming years to finance our investments, to pursue other business combinations or to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness.

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

We are dependent on alliances to develop or access new technologies, particularly in light of the increasing levels of investment required for R&D activities, and there can be no assurance that these alliances will be successful. We are a member of the International Semiconductor Development Alliance (“ISDA”), a technology alliance led by IBM with GlobalFoundries, Freescale, Infineon, NEC, Samsung and Toshiba to develop complementary metal-on silicon oxide semiconductor (“CMOS”) process technology used in semiconductor development and manufacturing for 32/28-nm and 22/20-nm nodes. This alliance also includes collaboration on IP development and platforms to speed the design of System-on-Chip (“SoC”) devices in CMOS process technologies. In 2009, we also entered into an agreement with IBM to develop value-added derivative SoC technologies in Crolles France.

In February 2009, we completed the merger of ST-NXP Wireless and EMP into ST-Ericsson, a joint venture with Ericsson. We plan to deliver the benefits of our innovation to our customers and we also expect ST-Ericsson to execute on its plan to transition to the new portfolio strategy they have devised for their next generation offering.

We continue to believe that we can maintain proprietary R&D for derivative technology investments and share R&D business models, which are based on cooperation and alliances, for core R&D process technology if we receive adequate support from state funding, as in the case of the Crolles Nano 2012 frame agreement signed by us with the French government in 2009, which includes certain conditions of employment and manufacturing capacity to be met by 2012. This, coupled with manufacturing and foundry partnerships, provides us with a number of important benefits, including the sharing of risks and costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities. In addition, it contributes to the fast acceleration of semiconductor process technology development while allowing us to lower our development and manufacturing costs. However, there can be no assurance that alliances will be successful and allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. Certain companies develop their own process technologies, which may be more advanced than the technologies we develop through our cooperative alliances. Furthermore, if these alliances terminate before our intended goals are accomplished we may lose our investment, or incur additional unforeseen costs, and our business, results of operations and prospects could be materially adversely affected. In addition, if we are unable to develop or otherwise access new technologies independently, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share in the market addressed by our products.

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

A number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	performance of our key customers in the markets they serve;

•	order cancellations or reschedulings by customers;

•	excess inventory held by customers leading to reduced bookings or product returns by key customers;

•	manufacturing capacity and utilization rates;

•	restructuring and impairment charges;

•	losses on equity investments;

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

•	IP developments;

•	changes in distribution and sales arrangements;

•	failure to win new design projects;

•	manufacturing performance and yields;

•	product liability or warranty claims;

•	litigation;

•	acquisitions or divestitures;

•	problems in obtaining adequate raw materials or production equipment on a timely basis;

•	property loss or damage or interruptions to our business, including as a result of fire, natural disasters or other disturbances at our facilities or those of our customers and suppliers that may exceed the amounts recoverable under our insurance policies;

•	changes in the market value or yield of the financial instruments in which we invest our liquidity; and

•	a substantial part of our business is run through joint ventures whose management acts independently pursuant to the joint ventures’ rule of governance.

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

We derive and expect to continue to derive significant sales from the telecommunications, consumer, computer and communication infrastructure, automotive and industrial markets. Growth of demand in these market segments have fluctuated in the past, and may in the future, significantly based on numerous factors, including:

•	spending levels of the market segment participants;

•	reduced demand resulting from a drop in consumer confidence and/or a deterioration of general economic conditions;

•	development of new consumer products or applications requiring high semiconductor content;

•	evolving industry standards; and

•	the rate of adoption of new or alternative technologies.

We cannot predict the rate, or the extent to which, the telecommunications, consumer, computer and communication infrastructure, automotive and industrial markets will grow. In 2009, the decline in these markets resulted in slower growth and a decline in demand for our products, which had a material adverse effect on our business, financial condition and results of operations.

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

A substantial portion of our sales is derived from several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2009, our largest customer, the Nokia group of companies, accounted for approximately 16.1% of our 2009 net revenues, compared to 17.5% in 2008 and 21.1% in 2007. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past and will not solicit alternative suppliers. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. In recent years, certain customers of the semiconductor industry have experienced consolidation. Such consolidations may impact our business in the sense that our relationships with the new entities could be either reinforced or jeopardized pursuant thereto. Our customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose important design wins for our products with our key customers, or if any key customer or distributors were to reduce or change its bookings, seek alternate suppliers, increase its product returns or become unable or fail to meet its payment obligations, our business financial condition and results of operations could be materially adversely affected. Some of our customers have recently faced financial difficulties and liquidity constraints, which have made them unable to fulfill their contractual obligations, or could make them unable to fulfill such obligations in the future. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may reduce our ability to forecast the purchase date for our products and evolving customer demand, thereby affecting our revenues and working capital requirements. For example, pursuant to industry developments, some of our products are required to be delivered on consignment to customer sites with recognition of revenue delayed until such moment, which must occur within a defined period of time, when the customer chooses to take delivery of our products from our consignment stock.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties, which has increased significantly since 2008 due to M&A transactions. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, our future cash flows may not support the value of goodwill and other intangibles registered in our consolidated balance sheet. Furthermore, the ability to generate revenues for our fixed assets located in Europe may be impaired by an increase in the value of the Euro with respect to the U.S. dollar, as the revenues from the use of such assets are generated in U.S. dollars. We are required to annually test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment in our statement of income if the carrying value in our consolidated balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. In addition, the introduction of new accounting standards can lead to a different assessment of goodwill carrying value, which could lead to a potential impairment of the goodwill amount. Any potential impairment, if required, could have a material adverse impact on our results of operations.

We last performed our annual impairment testing in the third quarter of 2009, while the value generated by all of our product segments exceeded the carrying value of their assets. While we recorded specific impairment charges related to the carrying value of certain marketable securities and equity investments during the period, a minor impairment charge was indicated by such analyses on the net value of our assets subject to testing. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current market conditions, which may continue to negatively impact our market value, we will continue to monitor the carrying value of our assets. If market and economic conditions further deteriorate, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, including ST-Ericsson, especially if it is unable to complete its ongoing restructuring plans or successfully compete, and possible further impairment charges relating to our investment in Numonyx, particularly, in the event of a downward shift in expected revenues or operating cash flow.

Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality raw materials on a timely basis. A number of materials are available only from a limited number of suppliers, or only from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis, as well as other materials such as copper and gold whose prices on the world markets have fluctuated significantly during recent periods. Although supplies for the raw materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials, such as copper and gold, have increased due to market pressures and we may not be able to pass on such cost increases to the prices we charge to our customers. We also purchase semiconductor manufacturing equipment from a limited number of suppliers and because such equipment is complex it is difficult to replace one supplier with another or to substitute one piece of equipment for another. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Furthermore, suppliers tend to focus their investments on providing the most technologically advanced equipment and materials and may not be in a position to address our requirements for equipment or materials of older generations. Shortages of supplies have in the past impacted and may in the future impact the semiconductor industry, in particular with respect to silicon wafers due to increased demand and decreased production. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurances that we will not encounter these problems in the future. Our quarterly or annual results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

If our outside contractors fail to perform, this could adversely affect our ability to exploit growth opportunities.

We currently use outside contractors, both for foundries and back-end activities, and it is likely that we will increasingly rely on foundries for a growing portion of our needs. The foundries we contract with are primarily manufacturers of high-speed complementary metal-on silicon oxide semiconductor (“HCMOS”) wafers and nonvolatile memory technology, while our back-end subcontractors engage in the assembly and testing of a wide variety of packaged devices. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for these services also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin.

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

We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others.

We depend on our ability to obtain patents and other IP rights covering our products and their design and manufacturing processes. We intend to continue to seek patents on our inventions relating to product designs and manufacturing processes. However, the process of seeking patent protection can be long and expensive, and we cannot guarantee that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in some countries. Competitors may also develop technologies that are protected by patents and other IP and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We have in the past used our patent portfolio to negotiate broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without fear of infringing patents held by such competitors. We may not, however, in the future be able to obtain such licenses or other rights to protect necessary IP on favorable terms for the conduct of our business, and such failure may adversely impact our results of operations.

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights. Competitors with whom we do not have patent cross license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. We are currently involved in several lawsuits, including litigation before the U.S. International Trade Commission. See “Item 8. Financial Information — Legal Proceedings.” Such lawsuits may have a material adverse effect on our business if we do not prevail. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

Finally, litigation could cost us financial and management resources necessary to enforce our patents and other IP rights or to defend against third party intellectual property claims when we believe that the amounts requested for a license are unreasonable.

We may be faced with product liability or warranty claims.

Despite our corporate quality programs and commitment, our products may not in each case comply with specifications or customer requirements. Although our practice, in line with industry standards, is to contractually limit our liability to the repair, replacement or refund of defective products, warranty or product liability claims could result in significant expenses relating to compensation payments or other indemnification to maintain good customer relationships if a customer threatens to terminate or suspend our relationship pursuant to a defective product supplied by us. No assurance can be made that we will be successful in maintaining our relationships with customers with whom we incur quality problems, which could have a material adverse affect on our business. Furthermore, we could incur significant costs and liabilities if litigation occurs to defend against such claims and if damages are awarded against us. In addition, it is possible for one of our customers to recall a product containing one of our parts. Costs or payments we may make in connection with warranty claims or product recalls may adversely affect our results of operations. There is no guarantee that our insurance policies will be available or adequate to protect against such claims.

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

A number of environmental requirements in the European Union, including some that have only recently come into force, affect our business. See “Item 4. Information on the Company — Environmental Matters.” These requirements are partly under revision by the European Union and their potential impacts cannot currently be determined in detail. Such regulations, however, could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. As with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our consolidated balance sheet. To date, we have not identified any such specific liabilities and have therefore not booked reserves for any specific environmental risks.

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

In line with our strategic repositioning of our product portfolio, the acquisition or divestiture of businesses in different jurisdictions could materially affect our effective tax rate in future periods.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. This assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration. The recorded amount of total deferred tax assets could be reduced, resulting in a decrease in our total assets and, consequently, in our shareholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in management’s assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future. A change in the estimated amounts and the character of the future result may require additional valuation allowances, resulting in a negative impact on our income statement.

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

We are required to prepare Consolidated Financial Statements using both IFRS in addition to our Consolidated Financial Statements prepared pursuant to U.S. GAAP and dual reporting may impair the clarity of our financial reporting.

We are incorporated in the Netherlands and our shares are listed on Euronext and on the Borsa Italiana, and, consequently, we are subject to an EU regulation requiring us to report our results of operations and Consolidated Financial Statements using IFRS. As of January 1, 2009, we are also required to prepare a semi-annual set of accounts using IFRS reporting standards. We use U.S. GAAP as our primary set of reporting standards. Applying U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our investors with a clear understanding of our financial performance.

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

Our reporting under two different accounting standards filed with the relevant regulatory authorities, also now in interim periods, could result in confusion if recipients of the information do not properly distinguish between the information reported using U.S. GAAP and the information reported using IFRS, particularly when viewing our profitability and operating margins under one or the other set of accounting standards. Given this risk, and the complexity of maintaining and reviewing two sets of accounts, we are considering reporting primarily under IFRS at some point in the future.

If our internal control over financial reporting fails to meet the requirements of Section 404 of the Sarbanes-Oxley Act, it may have a materially adverse effect on our stock price.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, we must also include an attestation by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment and received the auditors’ attestation as of December 31, 2009. However, in the future, if we fail to complete a favorable assessment from our management or to obtain an “unqualified” auditors’ attestation, we may be subject to regulatory sanctions or may suffer a loss of investor confidence in the reliability of our financial statements, which could lead to an adverse effect on our stock price.

The lack of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations.

Like many other manufacturers operating in Europe, we benefit from governmental funding for R&D expenses and industrialization costs (which include some of the costs incurred to bring prototype products to the production stage), as well as from incentive programs for the economic development of underdeveloped regions. Public funding may also be characterized by grants and/or low-interest financing for capital investment and/or tax credit investments. We have entered into public funding agreements in France and Italy, which set forth the parameters for state support to us under selected programs. These funding agreements require compliance with EU regulations and approval by EU authorities. We have also entered into the Nano 2012 funding program. See “Item 4. Information on the Company — Public Funding.”

Furthermore, we receive a material amount of R&D tax credits in France, which is directly linked to the amount spent for our R&D activities. In 2009, we booked $146 million, which reflected amounts relating to yearly activities.

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

The application for and implementation of such grants often involves compliance with extensive regulatory requirements including, in the case of subsidies to be granted within the EU, notification to the European Commission by the member state making the contemplated grant prior to disbursement and receipt of required EU approval. In addition, compliance with project-related ceilings on aggregate subsidies defined under EU law often involves highly complex economic evaluations. Furthermore, public funding arrangements are generally subject to annual and project-by-project reviews and approvals. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies, which could have a material adverse effect on our results of operations. If we do not receive anticipated funding, this may lead us to curtail or discontinue existing projects, which may lead to further impairments. In addition, if we do not complete projects for which public funding has been approved, we may be required to repay any advances received for completed milestones, which may lead to a material adverse effect on our results of operations.

The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.

We have been informed that as of December 31, 2009, STMicroelectronics Holding II B.V. (“ST Holding II”), a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities.

We have also been informed that the shareholders’ agreement among ST Holding’s shareholders (the “STH Shareholders’ Agreement”), to which we are not a party, governs relations between our current indirect shareholders Areva Group (“Areva”), Cassa Depositi e Prestiti S.p.A. (“CDP”) and Commissariat à l’Energie Atomique (“CEA”), each of which is ultimately controlled by the French or Italian government. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by shareholders of ST Holding before ST Holding can make any decision with respect to certain actions to be taken by us. Furthermore, as permitted by our Articles of Association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may affect the ability of our Managing Board to respond as may be necessary in the rapidly changing environment of the semiconductor industry. Our ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level and our ability to buy back shares may be limited by our existing shareholders due to a Dutch law that may require shareholders that own more than 30% of our voting rights to launch a tender offer for our outstanding shares. Dutch law, however, requires members of our Supervisory Board to act independently in supervising our management and to comply with applicable corporate governance standards.

Our shareholder structure and our preference shares may deter a change of control.

We have an option agreement with an independent foundation, Stichting Continuiteit ST (the “Stichting”), whereby we could issue a maximum of 540,000,000 preference shares in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements — Preference Shares.”

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to the requirements of our Articles of Association, see “Item 10. Additional Information — Memorandum and Articles of Association — Share Capital as of December 31, 2009 — Issuance of Shares, Preemption Rights and Preference Shares (Article 4).”

Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.

The STH Shareholders’ Agreement, to which we are not a party, between respectively FT1CI, our French Shareholder controlled by Areva and CEA, and CDP, our Italian shareholder, permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at its sole discretion at any time from their current level, and to reduce the current level of their respective indirect interests in our common shares. The details of the STH Shareholders’ Agreement, as reported by ST Holding II, are further explained in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Disposals of our shares by the parties to the STH Shareholders’ Agreement can be made by way of the issuance of financial instruments exchangeable for our shares, equity swaps, structured finance transactions or sales of our shares. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.

In 2008, Finmeccanica sold approximately 26 million of our shares representing approximately 2.85% of our share capital to FT1CI, and, hence, CEA became a shareholder of FT1CI and is a party to the STH Shareholders’ Agreement. In addition, in December 2009, Finmeccanica sold all of its remaining 33,707,436 of our shares, held indirectly through ST Holding, to CDP and, as a result, is no longer a party to the STH Shareholders’ Agreement.

Finmeccanica Finance S.A. (“Finmeccanica Finance”), a subsidiary of Finmeccanica, has issued €501 million aggregate principal amount of exchangeable notes, exchangeable into up to 20 million of our existing common shares due 2010 (the “Finmeccanica Notes”). Finmeccanica has entered into a call option arrangement with Deutsche Bank for a corresponding amount of our shares in the event the notes become exchangeable. As of December 31, 2009, none of the Finmeccanica Notes had been exchanged for our common shares.

Further sales of our common shares or issue of bonds exchangeable into our common shares or any announcements concerning a potential sale by ST Holding, FT1CI, Areva, CEA or CDP, could materially impact the market price of our common shares. The timing and size of any future share or exchangeable bond offering by ST Holding, FT1CI, Areva, CEA or CDP would depend upon market conditions as well as a variety of factors.

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

We have been advised by our Dutch counsel, De Brauw Blackstone Westbroek N.V., that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a consequence, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, will not be enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Netherlands court the final judgment that has been rendered in the United States. If the Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in the Netherlands would, under current practice, give binding effect to the final judgment that has been rendered in the United States unless such judgment contradicts the Netherlands’ public policy.

Removal of our common shares from the CAC 40 on Euronext, the FTSE MIB on the Borsa Italiana or the PHLX Semiconductor Sector Index (“SOX”) could cause the market price of our common shares to drop significantly.

Our common shares have been included in the CAC 40 index on Euronext since November 12, 1997; the FTSE MIB index (which replaced the S&P/MIB on June 1, 2009), or Italian Stock Exchange, since March 18, 2002; and the SOX since June 23, 2003. However, our common shares could be removed from the CAC 40, the FTSE MIB or the SOX at any time if, for a sustained period of time, our market capitalization were to fall below the required thresholds for the respective indices or our shares were to trade below a certain price, or in the case of a delisting of our shares from one or more of the stock exchanges where we are currently listed or if we were to decide to pursue a delisting on one of the three stock exchanges on which we maintain a listing as part of the measures we may from time to time consider to simplify our administrative and overhead expenses. Certain investors will only invest funds in companies that are included in one of these indexes. Any such removal or the announcement thereof could cause the market price of our common shares to drop significantly.

Item 4.	Information on the Company

History and Development of the Company

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on Euronext and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana. Until 1998, we operated as SGS-Thomson Microelectronics N.V. Our length of life is indefinite. We are organized under the laws of the Netherlands. We have our corporate legal seat in Amsterdam, the Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Our major customers include Apple, Bosch, Cisco, Continental, Delta, Hewlett-Packard, Huawei, LG Electronics, Marelli, Nintendo, Nokia, Pace, Philips, Research in Motion, Samsung, Seagate, Sharp, Sony Ericsson, Technicolor and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Willas-Array, Wintech and Yosun.

The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families are comprised of differentiated application-specific products (which we define as being our dedicated analog, mixed-signal and digital application-specific standard products (“ASICs”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that we organized in 2009 under our Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) and Wireless segment (“Wireless”) and power devices, microcontrollers, discrete products, special nonvolatile memory and Smartcard products organized under our Industrial and Multi-segment Sector (“IMS”).

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for SoC and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common R&D for process technology and manufacturing capacity for most of their products.

For information on our segments and product lines, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information.”

Results of Operations

For our 2009 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information.”

Strategy

We aim to become the undisputed leader in multimedia convergence and power applications, dedicating significant resources to product innovation and increasingly becoming a solution provider in order to drive higher value and increase our market share in the markets we serve. As a worldwide semiconductor leader, we are well positioned to implement our strategy after having accomplished two major strategic transformations, namely a refocus of our product portfolio and our move towards being an asset lighter company. In addition, our strategy to enhance market share by developing innovative products and targeting new key customers is gaining momentum. Our strong capital structure enables us to operate as a long-term, viable supplier of semiconductor products.

The semiconductor industry, steadily recovering from the difficult market conditions experienced from 2008 through the second half of 2009, continues to undergo several significant structural changes characterized by:

•	the changing long-term structural growth of the overall market for semiconductor products, which has moved from double-digit average growth rate to single-digit average growth rate over the last several years;

•	the strong development of new emerging applications in areas such as wireless communications, solid-state storage, digital TV, video products and games as well as for energy saving and medical applications;

•	the importance of the Asia Pacific region, particularly China, Taiwan and other emerging countries, which represent the fastest growing regional markets;

•	the importance of convergence between wireless, consumer and computer applications, which drives customer demand to seek new system-level, turnkey solutions from semiconductor suppliers;

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”);

•	the expansion of available manufacturing capacity through third-party providers;

•	the evolution of advanced process development R&D partnerships; and

•	the recent consolidation process, which may lead to further strategic repositioning and reorganization amongst industry players.

Our strategy within this challenging environment is designed to focus on the following complementary key elements:

Broad, balanced market exposure.  We offer a diversified product portfolio and develop products for a wide range of market applications using a variety of technologies, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital, advanced analog and mixed-signal applications. We target five key markets comprised of: (i) communications, primarily wireless and portable multi-media; (ii) computer peripherals, including data storage and printers; (iii) digital consumer, including set-top boxes, digital TVs and digital audio; (iv) automotive, including engine, body and safety, and infotainment; and (v) industrial and multi-segment products, including MEMS, microcontrollers, power supply, motor-control, metering, banking and Smartcard.

Product innovation.  We aim to be leaders in multi-media convergence and power applications. In order to serve these segments, our plan is to maintain and further establish existing leadership positions for (i) platforms and chipset solutions for multimedia applications; and (ii) power applications, which are driving system solutions for customer specific applications. We have the knowledge, partners and financial resources to develop new, leading edge products, such as cellular modems and application processor solutions for wireless, MEMS, digital consumer products focused on set-top boxes and digital TVs, SoC offerings in data storage and system-oriented products for the multi-segment sector. We are also targeting new end markets, such as medical and energy saving applications.

Customer-based initiatives.  We have a strategy based on four tenets, which we believe will help us gain market share. First, we work with our key customers to identify evolving needs and new applications in order to develop innovative products and product features. We have formal alliances with certain strategic customers that allow us and our customers to exchange information and which give our customers access to our process technologies and manufacturing infrastructure. Secondly, we are targeting new major key accounts, where we can leverage our position as a supplier of application-specific products with a broad range product portfolio to better address the requirements of large users of semiconductor products with whom our market share has been historically quite low. Thirdly, we have targeted the mass market, or those customers outside of our traditional top 50 customers, who require system-level solutions for multiple market segments. Finally, we have focused on two regions as key ingredients in our future sales growth. The first is Greater China and South Asia and the second is Japan and Korea. We have launched important marketing initiatives in both regions.

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

Reduced asset intensity.  While confirming our mission to remain an integrated device manufacturing company, and in conjunction with our decision to pursue the strategic repositioning of our product portfolio, we have decided to reduce our capital intensity in order to optimize opportunities between internal and external front-end production, reduce our dependence on market cycles that impact the loading of our fabs, and decrease the impact of depreciation on our financial performance. We have been able to reduce the capex-to-sales ratio from a historic average of 26% of sales during the period of 1995 through 2004, to approximately 5.3% of sales in 2009.

Research and development (“R&D”) leadership.  The semiconductor industry is increasingly characterized by higher costs and technological risks involved in the R&D of leading edge CMOS process development. These higher costs and technological risks have driven us to enter into cooperative partnerships, in particular for the development of basic CMOS technology. We are a member of ISDA, a technology alliance led by IBM with GlobalFoundries, Freescale, Infineon, NEC, Samsung and Toshiba to develop the CMOS process technology for 32/28-nm and 22/20-nm nodes. Furthermore, in order to maintain our differentiation capabilities through process technology leadership, we are continuing our development of proprietary derivatives of CMOS process technologies and of Smart Power, analog, discretes, MEMS and mixed signal processes, for which R&D costs are significantly lower than for CMOS.

Integrated presence in key regional markets.  We have sought to develop a competitive advantage by building an integrated presence in each of the world’s economic zones that we target: Europe, Asia, China and America. An integrated presence means having product development, sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We have major front-end manufacturing facilities in Europe and Asia. Our more labor-intensive back-end facilities are located in Malaysia, China, Philippines, Singapore, Morocco and Malta, enabling us to take advantage of more favorable production cost structures, particularly lower labor costs. Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers.

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

Sustainable Excellence and Compliance.  We are committed to sustainable excellence and compliance. We conduct our business based on our “Principles for Sustainable Excellence” (“PSE”) and are focused on following the highest ethical standards, empowering our people and striving for quality and customer satisfaction, while creating value for all of our partners.

Creating Shareholder Value.  We remain focused on creating value for our shareholders, which we measure in terms of return on net assets in excess of our weighted average cost of capital.

Products and Technology

We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discretes, microcontrollers, Smartcard products, standard commodity components, ASICs (full custom devices and semi-custom devices) and ASSPs for analog, digital, and mixed-signal applications.

In 2009, we ran our business along product lines and managed our revenues and internal operating income performance based on the following product segments:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”);

•	Industrial and Multi segment Sector (“IMS”); and

•	Wireless.

We also design, develop, manufacture and market subsystems and modules for a wide variety of products in the telecommunications, automotive and industrial markets in our Subsystems division. Based on its immateriality, we do not report information separately for Subsystems. For a description of the main categories of products sold and/or services performed for each of the last three fiscal years, see Note 27 to our Consolidated Financial Statements.

ACCI

ACCI is responsible for the design, development and manufacture of application-specific products using advanced bipolar, CMOS, BiCMOS smart power technologies. The businesses in the ACCI offer complete system solutions to customers in several application markets. All products are ASSPs, full-custom or semi-custom devices that may also include digital signal processor (“DSP”) and microcontroller cores. The businesses in the ACCI particularly emphasize dedicated Integrated Circuits (“ICs”) for automotive, consumer, computer peripherals, telecommunications infrastructure and certain industrial application segments.

Our businesses in ACCI work closely with customers to develop application-specific products using our technologies, IP, and manufacturing capabilities. The breadth of our customer and application base provides us with a better source of stability in the cyclical semiconductor market.

ACCI is comprised of three major product lines — Automotive Products Group (“APG”); Computer and Communication Infrastructure (“CCI”); and Home Entertainment & Displays (“HED”). Furthermore, we also operate an imaging business with a product line called Imaging.

Automotive Products Group

Our automotive products include airbag controls, anti-skid braking systems, vehicle stability control, ignition and injection circuits, multiplex wiring kits and products for body and chassis electronics, engine management, instrumentation systems and car infotainment. We hold a leading position in the IC market for automotive products. In addition, we work with Freescale Semiconductor on 90nm and 55nm embedded Flash Technology and other common products based on cost-effective 32 bit microcontrollers for use in all automotive applications.

(i) Car Body Division.  We manufacture products for the body and chassis electronics requirements of the car. These products range from microcontrollers used in lighting, door and window/wiper applications to junction boxes, power solutions, dashboards and climate-control needs.

(ii) Car Radio and Multi-media Division. We provide our customers with full solutions for analog and digital car radio solutions for tolling, navigation and other telematic applications. The increasingly complex requirements of the car/driver interface have opened a market for us in the area of car multi-media to include products based on our Nomadik platform of multi-media processors. We have the know-how and experience to offer to the market complete telematics solutions, which include circuits for global positioning system (“GPS”) navigation, voice recognition, audio amplification and audio signal processing.

(iii) Digital Broadcast Radio Division.  We provide a number of components to the satellite radio market, including base-band products for the reception of signals by the market leaders.

(iv) Powertrain and Safety Division.  From engine and transmission control to mechanical-electronic solutions, microelectronics are steadily pervading all sectors of the automotive industry. Our robust family of automotive products provide a broad range of features that enhance performance, safety and comfort while reducing the environmental impact of the automobile. The devices support advanced functions, enable improved vehicle performance and economy, and deliver development savings by promoting hardware and software reuse.

In the course of 2009, these divisions were combined into two business units: Automotive Electronics Division and the Automotive Infotainment Division.

Computer and Communications Infrastructure

(i) BCD Power Division.  This organization serves the markets of hard disk drive (“HDD”) and Printers with products developed on our BCD technology. Main applications are motor controllers for HDD and motor drivers and head drivers for printers.

(ii) Communication Infrastructure Division.  This division provides solutions for the wireless and wireline infrastructure segments. Our wireline telecommunications products, mainly digital and mixed signal ASICs, are used for various application in the high-speed electronic and optical communications market. In the wireless field, we focus on the ASIC market due to our many years of experience in the fields of digital baseband, radio frequency and mixed-signal products.

(iii) Computer System Division.  We are focusing on inkjet and laser printer components and are an important supplier of digital engines including those in high-performance photo-quality applications and multifunction printers. We are also expanding our offerings to include a reconfigurable ASSP product family, known as SPEArtm (Structured Processor Enhanced Architecture), designed for flexibility and ease-of-use by printer manufacturers.

(iv) Data Storage Division. We produce digital ASICs for data storage applications, with advanced solutions for read/write-channels, disk controllers and host interfaces. We believe that based on sales, we are, and have been for many years, one of the largest semiconductor companies supplying the HDD market.

(v) Microfluidics Division.  This division builds on the years of our success in microfluidic product design, developed primarily for the inkjet print-head product line, and expands our offering into related fields, such as molecular and health diagnostics. In the field of medical diagnostic, we have developed specific Lab On Chip technology and products. In 2008, we acquired a 41.2% stake in Veredus Laboratories Pte Ltd (“Veredus”) to combine forces to address this emerging market.

Home Entertainment and Displays Group

Our HED addresses product requirements for the digital consumer application market and has five divisions.

(i) Audio Division.  We design and manufacture a wide variety of components for use in audio applications. Our audio products include audio power amplifiers, audio processors and graphic-equalizer ICs.

(ii) Home Video Division.  This division focuses on products for digital retail, satellite, cable and IPTV set-top box products. We continue to expand our product offerings and customer base by introducing innovative platform solutions offering advanced technologies and a wide range of consumer services.

(iii) Interactive System Solutions Division.  We offer customers and partners the capability to jointly develop highly integrated solutions for their consumer products. We utilize our expertise and knowledge of the digital consumer ecosystem, advanced technologies and hardware/software IP to provide best-in-class differentiated products for a select base of customers and markets.

(iv) TV & Monitor Division.  We address the digital television markets with a range of highly integrated ASSPs and application-specific microcontrollers. Following the acquisition of Genesis in 2008, we have worked to develop our integrated digital television product portfolio. We recently demonstrated our integrated Freeman product offering for next generation digital TV at the 2010 Consumer Electronics Show.

Imaging Division

We focus on the wireless handset image-sensor market. We are in production of CMOS-based camera modules and processors for low-and-high density pixel resolutions, which also meet the auto focus, advanced fixed focus and miniaturization requirements of this market. In certain situations, we will also sell leading-edge sensors.

IMS

The IMS is comprised of two product groups: Analog, Power and Micro-Electro-Mechanical Systems (“APM”) and Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”). APM is responsible for the design, development and manufacturing of Discrete Power devices (such as MOSFET, insulated gate bipolar transistors (“IGBT”), ASD and IPAD), Standard Analog devices (such as Op Amps, Voltage Regulators and Timers), and Sensors (such as MEMS). Those are the devices upon which we are positioning IMS for growth in the High End Analog world that comprises Temperature Sensors, Interfaces and High Voltage Controllers for main industrial applications (such metering and lighting). MMS includes microcontrollers, erasable programmable read-only memory (“EPROM”), electrically erasable programmable read-only memory (“EEPROM”) and Smartcards for a wide range of applications.

The variety and range of IMS’ product portfolio is among the best in the semiconductor environment, allowing IMS to pursue a kit approach strategy by application that few of our peers can match.

APM

(i) Advanced Analog and Mixed Signal Division.  We develop innovative, differentiated and value-added analog products for a number of markets and applications including point-of-sales terminals, power meters and white goods.

(ii) ASD and IPAD Division.  This division offers a full range of rectifiers, protection devices, thyristors and Integrated Passive and Active Devices (“IPADTM”). These components are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor-control and power-control devices). More specifically, rectifiers are used in voltage converters and regulators, while thyristors control current flows through a variety of electrical devices, including lamps and household appliances.

(iii) Industrial and Power Conversion Division.  We design and manufacture products for industrial applications including lighting and power-line communication; power supply and power management ICs for computer, industrial, consumer, and telecom applications along with power over Ethernet powered devices. In the industrial market segment, our key products are power ICs for motor control, including monolithic DMOS solutions and high-voltage gate drivers, for a broad range of systems; intelligent power switches for the factory automation and process control.

(iv) Linear and Interface Division.  We offer a broad product portfolio of linear and switching voltage regulators, addressing various applications, from general purpose “point of load”, for most of the market segments (consumer, computer and data storage, mobile phones, industrial, medical, automotive, aerospace), to specific functions such as camera flash LED, LCD backlighting and organic LED power supply, for the mobile handset and other portable device markets; low noise block supply and control for set top box; and multiple channels DC-DC for micro storage are also featured.

(v) MEMS and Sensors, Transceivers and Healthcare Division.  We manufacture MEMS for a wide variety of applications where real-world input is required. Our prior product line of three-axis accelerometers was expanded over 2009 to include a complete family of high-performance multi-axis gyroscopes. The combination of accelerometers and gyroscopes enables accurate motion tracking into a 3D space, which is the primary component of enhanced motion controlled user interfaces in gaming, mobile phones, PND and portable multimedia media players. The same devices are also employed in laptops, automotive, HDDs and digital cameras.

In 2009, we also added active microphones and disposable biosensors to the healthcare market to our product portfolio.

(vi) Power Bipolar, IGBT and RF Division.  This division produces all bipolar power transistors, from low voltage devices to high voltage like IGBT, classic bipolar transistors and both intelligent and standard power modules, together with RF power transistors for specific market clusters such as power conversion, medical and motor control for both industrial and automotive. The Division is in charge of High-Reliability (high-rel) products and radiation-hardened (rad-hard) devices.

(vii) Power MOSFET Division.  We design, manufacture and sell Power MOSFETs (Metal-Oxide-Silicon Field Effect Transistors) ranging from 20 to 1500 volts for most of the “switching” and “linear” applications on the market today. Our products are particularly well suited for high voltage switch-mode power supplies and lighting applications.

MMS

(i) Memory Division.  They are used for parameter storage in various electronic devices used in all market segments.

(ii) Microcontroller Division.  We offer a wide range of 8-bit and 32-bit microcontrollers suitable for a wide variety of applications from those where a minimum cost is a primary requirement to those that need powerful real-time performance and high-level language support. These products are manufactured in processes capable of embedding nonvolatile memories as appropriate.

(iii) Smartcard IC Division.  Smartcards are card devices containing ICs that store data and provide an array of security capabilities. Our expertise in security is a key to our leadership in the finance and pay-TV segments and development of IT applications.

(iv) Incard Division.  The division develops, manufactures and sells plastic cards (both memory and microprocessor based) for banking, identification and telecom applications. Incard operates as a standalone organization and also directly controls the sales force for this product offering.

Wireless

The wireless segment resulted from the combination of our wireless business with NXP’s to create ST-NXP Wireless as of August 2, 2008. Subsequently, we combined that business with the EMP business to form a joint venture, ST-Ericsson, which began operations on February 1, 2009.

Wireless is responsible for the design, development and manufacture of semiconductors and platforms for mobile applications. In addition, this segment spearheads our ongoing efforts to maintain and develop innovative solutions for our mobile customers while consolidating our world leadership position in wireless. This segment is organized into five groups: Wireless Multi Media (“WMM”); Connectivity & Peripherals (“C&P”); Cellular Systems (“CS”); Mobile Platforms (“MP”), in which, since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson as consolidated in the our revenue and operating results; and, Other Wireless, in which we report manufacturing margin, R&D revenues and other items related to wireless business activities occurring outside of ST-Ericsson.

We offer a complete solution in mobile handsets, serving several major OEMs, with a combination of application specific ICs as well as a growing capability in our platform offering. In this market, we are strategically positioned in digital baseband, energy management, audio coding and decoding functions (“CODEC”) and radio frequency ICs and connectivity. We are also transitioning to platform solutions.

Strategic Alliances with Customers and Industry Partnerships

We believe that strategic alliances with customers and industry partnerships are critical to success in the semiconductor industry. We have entered into several strategic customer alliances, including alliances with Bosch, Continental AG, Hewlett-Packard, Marelli, Nokia, Pioneer, Samsung, Seagate, SonyEricsson and Western Digital. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared to mutual advantage for joint technology development. For example, we are cooperating with the ISDA to co-develop 32/28-nm and below process technologies. In addition, we have joint development programs with leading suppliers such as Air Liquide, ASM Lithography, Hewlett-Packard, PACKTEC, JSR, SOITEC, Teradyne and with electronic design automation (“EDA”) tool producers, including Apache, Atrenta, Cadence, Mentor and Synopsys. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe or/and Electronics (“CATRENE”) and the European Nanoelectronics Initiative Advisory (“ENIAC”) programs.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our major customers include Apple, Bosch, Cisco, Continental, Delta, Hewlett-Packard, Huawei, LG Electronics, Marelli, Nintendo, Nokia, Pace, Philips, Research in Motion, Samsung, Seagate, Sharp, Sony Ericsson, Technicolor and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers’ requirements for other products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Future Electronics, Rutronik and Yosun.

The following table sets forth certain of our significant customers and certain applications for our products:

Telecommunications
Customers:	Alcatel-Lucent Cisco Ericsson Finisar	Huawei LG Electronics Motorola	Nokia Research in Motion Samsung	Sharp Sony Ericsson
Applications:	Camera modules/mobile imaging Entry platforms (mobile handsets) Central office switching systems Thin modems Infrastructure		Application processor & integrated modem Telephone terminals Connectivity Connected devices
Computer Peripherals
Customers:	Agilent Apple Dell	Delta Hewlett-Packard Hitachi	Microsoft Samsung	Seagate Western Digital Eastman Kodak
Applications:	Data storage Microfluidics / print-head cartridges		Power management Printers
Automotive
Customers:	Bosch Continental Delphi Denso	Harman Hella Kostal	Lear Marelli Pioneer	Valeo Sirius Satellite Radio

Applications:	Airbags Anti-lock braking systems Body and chassis electronics Engine management systems		GPS multimedia Radio/satellite radio Telematics Vehicle stability control
Consumer
Customers:	ADB AOC Echostar	Garmin Pace LG Electronics Nintendo	Sagem Connunications Samsung Cisco/SA	Technicolor
Applications:	Audio processing Digital TVs Display Port Internet TV		High Definition DVD Imaging Set-top boxes Multimedia player
Industrial/Other Applications
Customers:	Medtronic Autostrade Delta Emerson	Gemalto General Electric	Safran Nagra Nintendo	Philips Siemens Taiwan-Liteon Vodafone
Applications:	Battery chargers Smartcard ICs Intelligent power switches Industrial automation/ control systems Lighting systems		MEMS Motor controllers Power supplies Switch mode power supplies

In 2009, our largest customer, the Nokia group of companies, represented approximately 16.1% of our net revenues, compared to approximately 17.5% in 2008 and 21.1% in 2007. No other single customer accounted for more than 10% of our net revenues. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Disruptions in our relationships with any one of our key customers could adversely affect our results of operations.”

Sales, Marketing and Distribution

In 2009, we operated regional sales organizations in EMEA, which includes all of Europe, the Middle East and Africa, the Americas, Asia Pacific, Greater China and Japan. A description of our regional sales organizations’ activities and structure during 2009 is below.

(i) EMEA — The EMEA region is divided into four business units: automotive, convergence EMS, industrial and multimarket. Each business unit is dedicated to customers operating mainly in its market segment, actively promoting a broad range of products, including commodities and dedicated ICs, as well as proposing solutions through its sales force, field application engineers, supply-chain management, customer service and technical competence centre for system solutions, with support functions provided locally.

(ii) Americas — In the Americas region, the sales and marketing team is organized into six business units: automotive (Detroit, Michigan); industrial (Boston, Massachusetts); consumer, industrial and medical (Chicago, Illinois); communications, consumer and computer Peripherals (San Jose, California and Longmont, Colorado); RFID and communications (Dallas, Texas); and distribution (Boston, Massachusetts). A central product-marketing operation in Boston provides product support and training for standard products for the Americas region. In addition, a comprehensive distribution business unit provides product and sales support for the regional distribution network.

(iii) Asia Pacific — In the Asia Pacific region, the sales and marketing organization is managed from our regional headquarters in Singapore and is organized into seven business units (computer peripherals, automotive, industrial, consumer, telecom, distribution and EMS) and central support functions (service and business management, field quality, human resources, strategic planning, finance, corporate communication and design center). The business units are comprised of sales, marketing, customer service, technical support and competence center. We have sales offices in Korea, Malaysia, Thailand, the Philippines, Vietnam, Indonesia and Australia. As of January 1, 2009, we added a part of the Emerging Market region to our sales perimeter and now have offices in India, namely in Greater Noida, Mumbai, Pune and Bengalore. In Korea, we have a strong local presence serving the local Korean companies in telecom, consumer, automotive and industrial applications. Our design center in Singapore carries out full custom designs in HDD, smart card, imaging and display applications.

(iv) Greater China — In the Greater China region, which encompasses China, Taiwan and Hong Kong, our sales, design and support resources are designed to expand on our many years of successful participation in this quickly growing market, not only with transnational customers that have transferred their manufacturing to China, but also with domestic customers.

(v) Japan — In Japan, the large majority of our sales have historically been made through distributors, as is typical for foreign suppliers to the Japanese market. However, we are now seeking to work more directly with our major customers to address their requirements. We provide marketing and technical support services to customers through sales offices in Tokyo and Osaka. In addition, we have established a quality laboratory and an application laboratory in Tokyo. The quality laboratory allows us to respond quickly to the local requirement, while the application laboratory allows Japanese customers to test our products in specific applications.

As of January 1, 2010, our regions in Asia are consolidated into two: Greater China and South Asia; and Japan and Korea. See “Item 5. Operating and Financial Review and Prospects — Other Developments.”

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product division, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

Most of our regional sales organizations operate dedicated distribution organizations. To support the distribution network, we operate logistic centers in Saint Genis, France and Singapore. We also use distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right-of-return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain of our customers, we also sell and deliver our products to EMS, which, on a contractual basis with our customers, incorporate our products into the application-specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition will occur, within a specific period of time, after the actual withdrawal of the products from the consignment inventory, at the customer’s option.

For a breakdown of net revenues by product segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects.”

Research and Development

We believe that research and development (“R&D”) is critical to our success. The main R&D challenge we face is to continually increase the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We are market driven in our R&D and focused on leading-edge products and technologies developed in close collaboration with strategic alliance partners, leading universities and research institutions, key customers, leading EDA vendors and global equipment manufacturers working at the cutting edge of their own markets. In addition, we have a technology council comprised of 15 leading experts to review, evaluate and advise us on the competitive landscape. Front-end manufacturing and technology R&D, while being separate organizations, are under the responsibility of our Chief Operating Officer, thereby ensuring a smooth flow of information between the R&D and manufacturing organizations. The R&D activities relating to new products are managed by the Product Segments and consist mainly of design activities.

We devote significant effort to R&D because semiconductor manufacturers face immense pressure to be the first to make breakthroughs that can be leveraged into competitive advantages; new developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded with more functionalities than their predecessors and enable, through their timely appearance on the market, significant value creation opportunities. For a description of our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Research and Development Expenses.”

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

In the same spirit, we develop, in a concurrent engineering mode, a complete portfolio of Analog and RF IP. The new generation of products now mix Analog and Digital IP Blocks, and even complex RF solutions, high performance data converters and high speed data transmission ports. Our R&D design centers located in France, India and Morocco have been specialized in the development of these functions, offering a significant advantage for us in quickly and cost effectively introducing products in the consumer and wireless market.

Our advanced R&D centers are strategically located around the world, including in France, Italy, Belgium, Canada, China, India, Singapore, Sweden, the United Kingdom and the United States.

In 2008, we entered into an R&D alliance with the ISDA to develop core 32/28nm and 22/20 nm CMOS technologies, and derivative technologies, also working with CEA Leti, in 65nm, 45nm, 32nm and 22nm. In this context, five strategic objectives have been established:

•	Repatriate to Crolles the core CMOS technologies jointly developed under the ISDA alliance.

•	Accelerate the development and the number of differentiated technologies for SoC so as to be able to supply amongst the worlds leading prototypes ICs, thereby develop a strategy of advanced differentiated products to compete with Asia foundries.

•	Develop libraries and perform transversal R&D on the methods and tools necessary to develop complex ICs using these technologies.

•	Perform advanced technology research linked to the conception of CMOS nano electric functionalities advance devices on 300mm wafers.

•	Pervade local, national and European territories, taking advantage of nano-electronic diffusion technologies to further promote innovation in various application sectors.

In 2009, we entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano2012” Research and Development program. For more information, see “Item 4. Information on the Company — Public Funding.” In addition, our manufacturing facility in Crolles, France houses a R&D center that is operated in the legal form of a French Groupement d’intérêt économique named “Centre Commun de Microelectronique de Crolles.” Laboratoire d’Electronique de Technologie d’Instrumentation (“LETI”), a research laboratory of CEA (one of our indirect shareholders), is our partner.

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

The R2 activity in Agrate encompasses prototyping, pilot and volume production of the newly developed technologies with the objective of accelerating process industrialization and time-to-market for Smart power affiliation (BCD), including on SOI, High Voltage CMOS and MEMS. It is the result of an ongoing cooperation under a consortium with Numonyx. The R2 consortium agreement is also part of the Micron deal. Please refer to “Item 5 — Other developments”. Our IP design center in Greater Noida, India supports all of our major design activities worldwide and hosts a major central R&D activity focused on software and core libraries development, with a strong emphasis on system solutions. The fundamental mission of our Advanced System Technology (“AST”) organization is to create system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including digital consumer, wireless communications, computer peripherals and Smartcards, as well as the broad range of emerging automotive applications such as car multi-media. AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.

All of these worldwide activities create new ideas and innovations that enrich our portfolio of IP and enhance our ability to provide our customers with winning solutions. Furthermore, an array of important strategic customer alliances ensures that our R&D activities closely track the changing needs of the industry, while a network of partnerships with universities and research institutes around the world ensures that we have access to leading-edge knowledge from all corners of the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We actively participate in these programs and continue collaborative R&D efforts such as the CATRENE, ARTEMIS and ENIAC programs.

Finally, we believe that platforms are the answer to the growing need for full system integration, as customers require from their silicon suppliers not just chips, but an optimized combination of hardware and software. Our world-class engineers and designers are currently developing platforms we selected to spearhead our future growth in some of the fastest developing markets of the microelectronics industry. The platforms include the application arocessors and integrated modem, set-top boxes/integrated digital TV, which include high definition and 3-D capability, and in the area of computer peripherals, the SPEArTM family of reconfigurable SoC ICs for printers and related applications.

Property, Plants and Equipment

We currently operate 15 main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies

Front-end facilities
Crolles1, France	Application-specific products, image sensors	Fab: 200-mm CMOS and BiCMOS, Analog/RF, imaging
Crolles2, France	Application-specific products and leading edge logic products	Fab: 300-mm research and development on deep sub-micron (45-nm and below) CMOS and differentiated SoC technology development, imaging, TSV line
Phoenix, Arizona (entering the final stages of closure)	Application-specific products and microcontrollers	Fab: 200-mm BCD, BiCMOS, microcontrollers, CMOS
Agrate, Italy	Nonvolatile memories, microcontrollers and application- specific products MEMS	Fab 1: 200-mm BCD, MEMS, Microfluidics Fab 2: 200-mm, embedded Flash, research and development on nonvolatile memories and BCD technologies and Flash (operating in consortium with Numonyx)

Rousset, France	Microcontrollers, nonvolatile memories and Smartcard ICs, application-specific products and image sensors	Fab 1: 200-mm CMOS, Smartcard, embedded Flash, Analog/RF
Catania, Italy	Power transistors, Smart Power ICs and application-specific products	Fab 1: 150-mm Power metal-on silicon oxide semiconductor process technology (“MOS”),VIPowertm, MO-3, MO-5 and Pilot Line RF Fab 2: 200-mm, Microcontrollers, BCD, power MOS
Tours, France	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125-mm, 150-mm and 200-mm pilot line discrete

Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, nonvolatile memories, and application-specific products	Fab 1: 125-mm, power MOS, bipolar, power Fab 2: 150-mm bipolar, power MOS and BCD, EEPROM, Smartcard, Micros, CMOS logic Fab 3: 150 mm Microfluidics, MEMS, BCD, BiCMOS, CMOS
Back-end facilities
Muar, Malaysia	Application-specific and standard products, microcontrollers	A building (block P) inside the plant has been contributed to STE
Kirkop, Malta	Application-specific products, MEMS, Embedded Flash for Automotive
Toa Payoh, Singapore	Optical packages research and development, under reconversion into an EWS center
Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems
Shenzhen, China(1)	Nonvolatile memories, discrete and standard products
Longgang, China	Discrete and standard products
Calamba, Philippines(2)	Application Specific Products and standard products

(1)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.

(2)	Operated by ST but contributed to the ST-Ericsson joint venture.

At the end of 2009, our front-end facilities had a total capacity of approximately 115,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Among the 200-mm wafers production facilities, the fabs based in Europe (Crolles and Rousset, France; Agrate and Catania, Italy) had a comparable installed capacity as of December 31, 2009. Among the 150-mm wafers production facilities, two (at Catania, Italy and Tours, France) had full design capacity installed as of December 31, 2009. As of the same date, the fab in Singapore had approximately two thirds of the full design capacity installed.

Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 2,800 wafers per week at the end of 2009, and we plan to increase production to up to approximately 4,500 wafers per week as required by market conditions and within the framework of our R&D Nano 2012 program.

We own all of our manufacturing facilities, except Crolles2, France, which is the subject of leases for the building shell and some equipment that represents overall a small percentage of total assets.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2009, we reduced our capital spending to $451 million, from $983 million registered in 2008, and we maintained our ratio of capital investment spending to revenues at 5.3%, in line with our goal of keeping this ratio in the range of 5 to about 7%. Such a level of capital spending is also designed to reduce our dependence on economic cycles, which affects the loading of our fabs, and decrease the effects of depreciation on our financial performance while optimizing opportunities between internal and external front-end production.

At December 31, 2009, we had approximately $267 million in outstanding commitments for purchases of equipment and other assets for delivery in 2010. For information on our anticipated 2010 capital expenditure costs, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook.”

Our manufacturing processes are highly complex, require technologically advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision and excellence have become even more demanding. Although our increased manufacturing efficiency has been an important factor in our improved results of operations, we have from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry.

The present environment is strongly affected by demand growth and supply availability remains constrained throughout the entire semiconductor market. Recently, our existing capacity has been outstripped by the increase in business demand as a result of the upturn in the semiconductor industry. This situation is completely different from the one seen in the first six months of 2009, where we had experienced a severe under-loading that resulted in significant unused capacity charges and cost inefficiencies despite our ongoing measures to reduce the activity of our fabs. No assurance can be given that we will be able to increase manufacturing efficiencies in the future to the same extent as in the past, or that we will not experience further production difficulties and/or unsaturation in the future.

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

Intellectual Property (IP)

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two or three-dimensional layout of an integrated circuit. Including patents owned by ST-Ericsson, we currently own over 18,600 patents and pending patent applications which have been registered in several countries around the world and correspond to more than 9,600 patent families (each patent family containing all patents originating from the same invention). We filed 736 new patent applications around the world in 2009 (including patent applications owned by ST-Ericsson).

Our success depends in part on our ability to obtain patents, licenses and other IP rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our circuit designs, manufacturing processes, packaging technology and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade-secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other IP rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our IP represents valuable assets and intends to protect our investment in technology by enforcing all of our IP rights. We have used our patent portfolio to enter into several broad patent cross- licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

From time to time, we are involved in IP litigation and infringement claims. See “Item 8. Financial Information — Legal Proceedings.” In the event a third-party IP claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

Finally, we have received from time to time, and may in the future receive communications from competitors or other parties alleging infringement of certain patents and other IP rights of others, which has been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology.”

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

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter generating the highest amount of revenues due to electronic products purchased from many of our targeted market segments.

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

We entered 2009 with a backlog significantly lower compared to 2008 due to the sharp decline in the semiconductor industry registered in the second half of 2008. During 2009, our backlog grew as a result of a strong increase in order flow in the second half of the year, reflecting a more favorable industry environment. As a result of this rebound, we entered 2010 with a backlog significantly higher than we had entering 2009.

Competition

Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of our product lines. We compete with major international semiconductor companies. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers.

The primary international semiconductor companies that compete with us include Analog Devices, Broadcom, Infineon, Intel, International Rectifier, Fairchild Semiconductor, Freescale Semiconductor, Linear Technology, LSI Logic, Marvell, Maxim, Mediatek, Microchip Technology, Mstar, National Semiconductor, NEC Electronics, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments, Trident, Toshiba, TSMC and Vishay.

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

Organizational Structure and History

We are a multinational group of companies that designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. We are organized in a matrix structure with geographic regions interacting with product divisions, both being supported by central functions, bringing all levels of management closer to the customer and facilitating communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we receive compensation. We have also recently created two joint ventures with Ericsson, which operate as independent JV companies and are currently governed by a fully balanced Board and an independent management team. Our Consolidated Financial Statements also include “JVS and related affiliates”, responsible for the full commercial operation of the combined businesses, namely sales and marketing. Its parent company is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by us. The other JV is focused on fundamental R&D activities. Its parent company is ST-Ericsson AT Holding AG (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity method.

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2009:

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Australia — Sydney	STMicroelectronics PTY Ltd	100
Belgium — Zaventem	ST-Ericsson Belgium N.V.	50
Belgium — Zaventem	Proton World International N.V.	100
Brazil — Sao Paolo	STMicroelectronics Ltda	100
Brazil — Sao Paulo	Incard do Brazil Ltda	50
Canada — Ottawa	STMicroelectronics (Canada), Inc.	100
Canada — Thorn hill	Genesis Microchip (Canada) Co.	100
China — Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China — Beijing	Beijing T3G Technology Co. Ltd	50
China — Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

China — Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China — Shanghai	Shanghai NF Trading Ltd	50
China — Shanghai	Shanghai NF Semiconductors Technology Ltd	50
China — Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China — Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic — Prague	STMicroelectronics Design and Application s.r.o.	100
Czech Republic — Prague	STN Wireless Sro	50
Finland — Helsinki	ST-Ericsson R&D OY	50
Finland — Lohja	ST-Ericsson OY	50
France — Crolles	STMicroelectronics (Crolles 2) SAS	100
France — Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France — Grenoble	ST-Ericsson (Grenoble) SAS	50
France — Montrouge	STMicroelectronics S.A.	100
France — Paris	ST-Ericsson (France) SAS	50
France — Rousset	STMicroelectronics (Rousset) SAS	100
France — Tours	STMicroelectronics (Tours) SAS	100
Germany — Grasbrunn	STMicroelectronics GmbH	100
Germany — Grasbrunn	STMicroelectronics Design and Application GmbH	100
Germany — Grasbrunn	ST-NXP Wireless GmbH i.L.	50
Holland — Amsterdam	STMicroelectronics Finance B.V.	100
Holland — AmsterdamLuchtaven	ST-Ericsson Wireless N.V.	50
Holland — Eindhoven	ST-Ericsson B.V.	50
Holland — Eindhoven	ST-Ericsson Holding B.V.	50
Hong Kong — Hong Kong	STMicroelectronics LTD	100
India — Bangalore	NF Wireless India Pvt Ltd	50
India — New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India — Noida	STMicroelectronics Pvt Ltd	100
India — Noida	ST-Ericsson India Pvt Ltd	50
Ireland — Dublin	NXP Falcon Ireland Ltd	50
Israel — Netanya	STMicroelectronics Ltd	100
Italy — Agrate Brianza	ST Incard S.r.l.	100
Italy — Agrate Brianza	ST-Ericsson Srl	50
Italy — Agrate Brianza	STMicroelectronics S.r.l.	100
Italy — Aosta	DORA S.p.a.	100
Italy — Catania	CO.RI.M.ME.	100
Italy — Naples	STMicroelectronics Services S.r.l.	100
Japan — Tokyo	STMicroelectronics KK	100
Japan — Tokyo	ST-Ericsson KK	50
Korea — Seoul	ST-Ericsson (Korea) Ltd	50
Malaysia -— Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia — Muar	STMicroelectronics SDN BHD	100
Malaysia — Muar	ST-Ericsson SDN.BHD	50
Malta — Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico — Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Mexico — Guadalajara	STMicroelectronics Design and Applications, S. de R.L. de C.V.	100
Morocco — Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Morocco — Rabat	Electronic Holding S.A.	100
Morocco — Rabat	ST-Ericsson (Maroc) SAS	50
Norway — Grimstad	ST-Ericsson A.S.	50
Philippines — Calamba	STMicroelectronics, Inc..	100
Philippines — Calamba	ST-Ericsson (Philippines) Inc.	50
Philippines — Calamba	Mountain Drive Property, Inc.	20
Singapore — Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore — Ang Mo Kio	ST-Ericsson Asia Pacific Pte Ltd	50
Spain — Madrid	STMicroelectronics Iberia S.A.	100
Sweden — Kista	STMicroelectronics A.B.	100
Sweden — Kista	STMicroelectronics Wireless A.B.	50
Sweden — Stockholm	ST-Ericsson A.B.	50
Switzerland — Geneva	STMicroelectronics S.A.	100

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Switzerland — Geneva	INCARD S.A.	100
Switzerland — Geneva	INCARD Sales and Marketing S.A.	100
Switzerland — Geneva	ST-Ericsson S.A.	50
Switzerland — Zurich	ST-Ericsson Holding AG	50
Taiwan — Taipei	ST-Ericsson (Taiwan) Ltd	50
Thailand — Bangkok	STMicroelectronics (Thailand) Ltd	100
Turkey — Istanbul	STMicroelectronics Elektronik Arastirma ve Gelistirme Anonim Sirketi	50
United Kingdom — Bristol	Inmos Limited	100
United Kingdom — Bristol	ST-Ericsson (UK) Ltd	50
United Kingdom — Marlow	STMicroelectronics Limited	100
United Kingdom — Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom — Reading	Synad Technologies Limited	100
United Kingdom — Southampton	NF UK, Ltd	50
United States — Carrollton	STMicroelectronics Inc.	100
United States — Carrollton	ST-Ericsson Inc.	50
United States — Carrollton	Genesis Microchip Inc.,	100
United States — Carrollton	Genesis Microchip (Del) Inc.	100
United States — Carrollton	Genesis Microchip LLC	100
United States — Carrollton	Genesis Microchip Limited Partnership	100
United States — Carrollton	Sage Inc.	100
United States — Carrollton	Faroudja Inc.	100
United States — Carrollton	Faroudja Laboratories Inc.	100
United States — Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States — Wilsonville	The Portland Group, Inc.	100

The following table lists our principal equity investments and our percentage ownership as of December 31, 2009:

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

The Netherlands — Rotterdam	Numonyx Holdings B.V.	48.6
Switzerland — Zurich	ST-Ericsson AT Holding AG	49
Singapore — The Curie	Veredus Laboratories Pte Ltd	41.2
South Korea — Yongin-si	ATLab Inc.	8.1
Italy — Caivano	INGAM Srl	20

In February 2010, we entered into a definitive agreement with Micron Technology Inc., in which Micron will acquire Numonyx Holdings B.V. in an all-stock transaction. Please refer to “Item 5 — Other developments”.

Public Funding

We participate in certain programs established by the EU, individual countries and local authorities in Europe (principally France and Italy). Such funding is generally provided to encourage R&D activities and capital investment, industrialization and the economic development of underdeveloped regions. These programs are partially supported by direct funding, tax credits and specific loans (low-interest financing).

Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation. The EU has developed model contracts for R&D funding that require beneficiaries to disclose the results to third parties on reasonable terms. As disclosed, the conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results.

Some of our R&D government funding contracts involve advance payments that require us to justify our expenses after receipt of funds. Certain specific contracts (Crolles, Grenoble, Rousset, France and Catania, Italy) contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties (i.e., a partial refund due to the government) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

The main programs for R&D in which we are involved include: (i) the CATRENE cooperative R&D program, which is the successor of MEDEA+ (which ended in 2008); (ii) EU R&D projects with FP6 and FP7 (Sixth and Seventh Frame Program) for Information Technology; (iii) European industry initiatives such as ENIAC and ARTEMIS (Embedded Computing Systems Initiative); and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

In Italy, there are some national funding programs established to support the new FIRST (Fondo per gli Investimenti nella Ricerca Scientifica e Tecnologica) that will group previous funding regulations (FIRB, Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research), FAR, Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and the FCS (Fondo per la Competitività e lo Sviluppo). The FRI (Fondo rotativo per il sostegno alle imprese e agli investimenti in ricerca) funds research and innovation activities and the FIT (Fondo speciale rotativo per l’Innovazione Tecnologica) is designed to fund precompetitive development in manufacturing. These programs are not limited to microelectronics and are suitable to support industry R&D in any segment. Italian programs often cover several years and the approval phase is quite long, up to two/three years. In 2009, under a new call for proposals, the strategic program “industria 2015” (involving a two-step evaluation procedure) finished the first stage screening process and three of our projects proposed were advanced as full proposals to the second evaluation stage.

Furthermore, there are some regional funding tools for research that can be addressed by local initiatives, primarily in the regions of Puglia, Sicily, Campania and Val d’Aosta, provided that a reasonable regional socio-economic impact could be recognized in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitization and equipment of our facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. The M6 plant and the Contratto di programma have been transferred to Numonyx, which will benefit from future M6 grants linked to the completion of the M6 plant and assume related responsibilities. Under a Memorandum of Understanding dated July 30, 2009 the Italian Authorities declared their willingness to release public grants in connection with a revision of the current M6 Program Agreement so that original project (consisting in €1,700 million of investments to complete the M6 plant so as to make it able to produce memories with corresponding public funds for €446 million) is replaced by 2 separate projects, one related to Numonyx R&D activities in its Italian sites and the second to the finalization of the announced joint venture in the photovoltaic field with Enel and Sharp, and the conversion of the industrial destination of the new M6 facility in Catania from production of memories to production of photovoltaic panels. In particular, subject to finalization of the announced joint venture in the photovoltaic field with Enel and Sharp, we will contribute the M6 plant to the new joint venture, which will make the necessary investments to convert industrial destination of M6 from production of memories to production of photovoltaic panels up to a maximum of 1GW/year production capability for a corresponding maximum investment of €1,150 million.

In France, support for R&D is given by ANR (Agence Nationale de la Recherche), by OSEO (the agency taking over the missions and budgets of the AII Agency for Industrial Innovation), by the Ministry of Industry (“FCE”) and local public authorities. Specific support for microelectronics is provided through FCE to over 30 companies with activities in the semiconductor industry. The amount of support under French programs is decided annually and subject to budget appropriation. In 2009, we entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano2012” Research and Development program, which confirmed our position as the Coordinator and Project Leader and allocated to us €340 million (about $450 million) in grants for the period 2008-2012. Nano2012 is designed to promote development of advanced CMOS (32nm and below) technologies for system-on-chip semiconductor products in the Grenoble-Crolles region of France, in cooperation with the ISDA.

We also benefit from tax credits for R&D activities in several countries (notably in France). R&D tax credits consist of tax benefits granted to companies on a open and non-discriminatory base for their research activities. See “Item 5. Operating and Financial Review and Prospects — Research and Development Expenses.”

Funding for R&D activities is the most common form of funding that we receive. Public funding for R&D is recorded as “Other Income and Expenses, net” in our consolidated statements of income and booked pro rata in relation to the relevant cost once the agreement with the respective government agency has been signed and all applicable conditions are met. See Note 2 to our Consolidated Financial Statements.

Government support for capital expenditures funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. In Italy the new “Tremonti-ter” allows business income tax reduction excluding from taxation of business income an amount equal to 50 percent of the value of investments in a detailed list of new machinery and new equipment, made from July 1, 2009 through June 30, 2010. See Note 10 to our Consolidated Financial Statements.

As a third category of government funding, we receive some loans, mainly related to large capital investment projects, at preferential interest rates. See Note 14 to our Consolidated Financial Statements.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government- or local-authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability of such funding are substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those previously committed. Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Reduction in the amount of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations.”

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

Consistent with our PSE, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008 and with the technical specification ISO/TS16949:2009.

Our activities are subject to two directives: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended by Commission Decision 2005/618/EC of August 18, 2005); and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as modified by Directive 2003/108/EC of December 8, 2003). Both Directives are in the process of being replaced by new directives that are expected to be adopted in mid-2010. The ROHS Directive aims at banning the use of lead and other flame-retardant substances in manufacturing electronic components. The WEEE Directive promotes the recovery and recycling of electrical and electronic waste. Due to unclear statutory definitions and interpretations, we are unable at this time to determine in detail the ramifications of our activities under the WEEE Directive. The WEEE Directive to be adopted in 2010 may or may not clarify such definitions with respect to our activities. At this stage, we do not participate in a “take back” organization in France.

Our activities in the EU are also subject to the European Directive 2003/87/EC establishing a scheme for greenhouse gas allowance trading (as modified by Directive 2004/101/EC), and applicable national legislation. The 2003 Directive was amended by Directive 2009/29/EC, which must be transposed into national law by the European Member States on or before December 31, 2012. Two of our manufacturing sites (Crolles, France, and Agrate, Italy) have been allocated a quota of greenhouse gas for the period 2008-2012. Failure to comply would force us to acquire potentially expensive additional emission allowances from third parties, or to pay a fee for each extra ton of gas emitted. Our on-going programs to reduce CO2 emissions should allow us to comply with the greenhouse gas quota allocations that have been defined for Crolles and Agrate for the period 2008-2012. At this stage, the emission permits are allocated for free to the industry. However, pursuant to provisions created by the 2009 Directive, a growing percentage of the permits will be auctioned by Member States beginning in 2013. However, the remaining permits will be allocated for free until 2027, when all of the permits will be subject to auction.

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

Regulations implementing the registration, evaluation, authorization and restriction of chemicals (“REACH”) were adopted in 2008. We intend to proactively implement such legislation, in line with our commitment toward environmental protection. The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Some of our production processes and materials are environmentally sensitive, which could lead to increased costs due to environmental regulations or to damage to the environment.”

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

Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long term. Factors that contribute to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry, in particular, the Asia Pacific region.

Semiconductor Classifications

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

The primary volatile memory devices are dynamic random access memories (“DRAMs”). DRAMs are used in a computer’s main memory. SRAMs are principally used as caches and buffers between a computer’s microprocessor and its DRAM-based main memory and in other applications such as mobile handsets.

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

Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “— Critical Accounting Policies Using Significant Estimates,” “— Business Outlook” and “— Liquidity and Capital Resources — Financial Outlook.” Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3, “Key Information — Risk Factors.” We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of best estimate of selling price for deliverables in multiple element sale arrangements;

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	accruals for litigation and claims;

•	valuation at fair value of acquired assets including intangibles and assumed liabilities in a business combination, goodwill, investments and tangible assets as well as the impairment of their related carrying values;

•	the assessment in each reporting period of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability to realize the sale;

•	measurement of the fair value of debt and equity securities classified as available-for-sale, including debt securities, for which no observable market price is obtainable;

•	the assessment of credit losses and other-than-temporary impairment charges on financial assets;

•	the valuation of noncontrolling interests, particularly in case of contribution in kind as part of a business combination;

•	restructuring charges;

•	assumptions used in calculating pension obligations;

•	assumptions used to measure and recognize a liability for the fair value of the obligation we assume at the inception of a guarantee;

•	deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties.

We base the estimates and assumptions on historical experience and on various other factors such as market trends and latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates. To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected. With respect to the wireless segment, our estimates are made under the supervision of ST-Ericsson’s CEO and CFO, who report to ST-Ericsson’s Board of Directors.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition.  Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured. This usually occurs at the time of shipment.

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

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we consider doubtful. In 2009, we did not record any new material specific provision related to bankrupt customers other than our standard provision of 1% of total receivables based on estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required. Such deterioration is increasingly likely given the current crisis in the credit markets. Under the current financial situation, we are obliged to hold shipment to certain of our customers on credit watch, which affects our sales and aims at protecting us from credit risk.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Prior to 2009, where multiple elements existed in an agreement, the revenue arrangement was allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under the guidance on revenue arrangements with multiple deliverables, for such periods. In 2009, we early adopted new revenue recognition guidance requiring allocation of revenue to different deliverables based upon the best estimate of selling price of each deliverable.

Goodwill and purchased intangible assets.  The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2009, the value of goodwill amounted to $1,071 million. Of such amount, $143 million was recognized in 2009 at the creation of ST-Ericsson following the purchase price allocation.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill. As a result of our yearly impairment testing, we recorded $6 million of impairment of goodwill charges in 2009.

We last performed our annual impairment testing in the third quarter of 2009. We did not record any goodwill impairment during the third or fourth quarter of 2009. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current market conditions, which may continue to negatively impact our market value, we will continue to monitor the carrying value of our assets. If market and economic conditions deteriorate further, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, including ST-Ericsson, and possible further impairment charges relating to our investment in Numonyx (in the event its sale to Micron is not finalized), particularly in the event of a downward shift in future revenues or operating cash flow in relation to our current plans.

Intangible assets subject to amortization.  Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, as well as from the purchase method of accounting for acquisitions, purchased software and internally developed software that is capitalized. In addition, intangible assets subject to amortization include intangible assets acquired through business combinations such as core technologies and customer relationships. Intangible assets subject to amortization are reflected net of any impairment losses and are amortized over their estimated useful life. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment of certain intangible assets. At December 31, 2009, the value of intangible assets subject to amortization amounted to $819 million, of which $48 million was related to the ST-Ericsson joint venture consolidated in the first quarter of 2009.

Property, plant and equipment.  Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life was estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service.

We perform an impairment review when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount and fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss. In 2009, $25 million of impairment charges were recorded on long-lived assets of our manufacturing sites in Carrollton, Texas and in Phoenix, Arizona.

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

Business combination.  The purchase method of accounting for business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. On February 3, 2009, we announced the closing of our agreement to merge ST-NXP Wireless into a joint venture with Ericsson Mobile Platforms (“EMP”). Ericsson contributed $1,155 million in cash, out of which $700 million was paid to us. We also received $99 million as an equity investment in JVD, in which we own 50% less a controlling share held by Ericsson. Our contribution to the joint venture represented a total amount of $2,210 million, of which $1,105 million was allocated to noncontrolling interests in the wireless business. The purchase price allocation resulted in the recognition of $48 million in customer relationships, $23 million in property, plant and equipment, $47 million liabilities net of other current assets, $143 million on goodwill and $306 million on Ericsson’s noncontrolling interest in the joint venture.

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance and timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2009, the net amount of restructuring charges and other related closure costs amounted to $256 million before taxes.

Share-based compensation.  We measure our share-based compensation cost based on its fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including our financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting market performance and financial results targets, forfeitures and employees’ service period. As a result, in relation to our nonvested Stock Award Plan, we recorded a total pre-tax expense of $38 million in 2009, out of which $4 million was related to the 2006 plan; $17 million to the 2007 plan; $8 million to the 2008 plan; and $9 million to the 2009 plan, provided that two out of the three performance conditions have been met. The shares from the 2009 plan were granted on July 28, 2009. The performance measurement conditions for the 2009 plan include: evolution of sales and evolution of operating income both compared against our top competitors and actual cash flow as compared to the forecast. As of December 31, 2009, according to our best estimates, we anticipate that two criteria will probably be met: evolution of sales and cash flow.

Earnings (loss) on Equity Investments.  We are required to record our proportionate share of the results of the entities that we account for under the equity method. This recognition is based on results reported by these entities, sometimes on a one-quarter lag, and, for such purpose, we rely on their internal controls. In 2009, we recognized approximately $103 million, on a one quarter lag, as our proportional interest in the loss recorded by Numonyx, based on our 48.6% ownership interest, net of amortization of basis differences; $5 million of which was recorded in the fourth quarter of 2009. In addition, we recognized in 2009, $32 million related to the ST-Ericsson JVD entities we account for under the equity method, net of the amortization of basis differences; $7 million of which was recorded in the fourth quarter of 2009. In case of triggering events, we are required to determine the fair value of our investment and assess the classification of temporary versus other-than-temporary impairments of the carrying value. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In the first quarter of 2009, due to the deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s results, we assessed the fair value of our investment and recorded an additional other-than temporary impairment charge of $200 million. The calculation of the impairment was based on both an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public companies. We did not book any impairment charge in the second, third or fourth quarter of 2009.

Financial assets.  We classify our financial assets in the following categories: held-for-trading and available-for-sale. Upon the adoption of FASB guidance on fair value measurements for financial assets and liabilities, we did not elect to apply the fair value option on any financial assets. Such classification depends on the purpose for which the investments are acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost. They are neither classified as held-for-trading nor as available-for-sale. Regular purchases and sales of financial assets are recognized on the trade date — the date on which we commit to purchase or sell the asset. Financial assets are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of income. Available-for-sale and held-for-trading financial assets are subsequently carried at fair value. The gain (loss) on the sale of the financial assets is reported as a non-operating element on the consolidated statements of income. The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs. Based on the previously adopted mark to model methodology, in 2009 we had an additional impairment of $72 million on the value of the Auction Rate Securities (“ARS”) that Credit Suisse purchased on our account contrary to our mandate, that was considered as other than temporary, with no additional loss in the third or fourth quarter of 2009. For more information about the ARS purchased by Credit Suisse contrary to our instruction, which are still accounted for and owned by us pending the execution of the favorable arbitration award against Credit Suisse Securities LLC (“Credit Suisse”) by the Financial Industry Regulatory Authority (“FINRA”), see “Liquidity and Capital Resources”.

Income taxes.  We are required to make estimates and judgments in determining income tax expense or benefit for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions. Furthermore, the adoption of the FASB guidance on accounting for uncertainty in income taxes requires an evaluation of the probability of any tax uncertainties and the recognition of the relevant charges.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. Our deferred tax assets have increased substantially in recent years in light of our negative net earnings. As of December 31, 2009, we recorded in our accounts certain valuation allowances based on our current operating assumptions. However, should our operating assumptions change we may be impaired in our ability to fully recover our deferred tax assets in the future. Likewise, a change in the tax rates applicable in the various jurisdictions could have an impact on our future tax provisions in the periods in which these changes could occur.

Patent and other IP litigation or claims.  As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communication alleging possible infringement of patents and other IP rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology.”

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ IP rights. We are also involved in several legal proceedings concerning such issues.

As of December 31, 2009, based on our assessment, we did not record any provisions in our financial statements relating to third party IP right claims since we had not identified any risk of probable loss that is likely to arise out of asserted claims or ongoing legal proceedings. There can be no assurance, however, that these will be resolved in our favor. If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operation and our ability to compete.

Pension and Post Retirement Benefits.  Our results of operations and our consolidated balance sheet include an amount of pension and post retirement benefits that are measured using actuarial valuations. At December 31, 2009, our pension and long-term benefit obligations net of plan assets amounted to $317 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for the majority of our plans is December 31.

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

For more information, see Note 2 to our Consolidated Financial Statements.

Fiscal Year 2009

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2009 ended on March 28, 2009. The second quarter of 2009 ended on June 27, 2009 and the third quarter of 2009 ended on September 26, 2009. The fourth quarter of 2009 ended on December 31, 2009. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

2009 Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories).

In 2009, the semiconductor industry continued to be negatively impacted by the difficult conditions in the global economy, which caused both the TAM and the SAM to register significant declines compared to the prior year. However, although the early part of the year was characterized by a steep downturn in demand, there was a sharp turnaround in the latter part of the year. This has resulted in difficulty for the industry to keep up with demand. On a quarterly basis, during 2009 the industry registered a sequential recovery after the bottom registered in the first quarter. In particular, in the third and fourth quarters the semiconductor market experienced a solid recovery, driven by an overall surge in volume. Based on published industry data by WSTS, semiconductor industry revenues declined in 2009 on a year-over-year basis by approximately 9% for the TAM and 13% for the SAM to reach approximately $226 billion and $135 billion, respectively. However, in the fourth quarter the TAM and the SAM increased 7% and 4% sequentially, exceeding their 2008 levels by approximately 29% and 16%, respectively.

With reference to our business performance, following the deconsolidation of our FMG segment during the first quarter of 2008, the consolidation of the NXP wireless business on August 2, 2008 and the consolidation of the EMP wireless business as of February 3, 2009, our operating results are no longer directly comparable to previous periods.

In 2009, our revenues as reported were $8,510 million, or a 13.5% decline year-over-year, reflecting the difficult market conditions registered in the semiconductor industry. As a result, our overall performance was basically in line with the SAM.

Our quarterly revenues continuously recovered on a sequential basis during 2009 after the bottom registered in the first quarter, driven by a significant increase in demand by our customers across all of our served market segments and regions. Consequently, our fourth quarter revenues reached $2,583 million, exceeding our year-over-year and sequential performance by 13.5% and 13.6%, respectively. While our sequential performance was significantly better than the SAM, our year-over-year revenue growth was below the SAM.

In 2009, our effective exchange rate was $1.37 for €1.00, which reflects actual exchange rate levels and the impact of cash flow hedging contracts, compared to an effective exchange rate of $1.49 for €1.00 in 2008. In the fourth quarter of 2009 our effective exchange rate was $1.43, while in the third quarter of 2009 and in the fourth quarter of 2008 our effective exchange rate was $1.38 and $1.40, respectively, for €1.00. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our 2009 gross margin dropped 5.3 percentage points on a year-over-year basis to 30.9%, due to lower sales volume and pressure on average selling prices as a result of the difficult market conditions in the industry, as well as underutilization charges associated with the significant loading reduction of all of our manufacturing sites. In addition to the severe impact of an unprecedented volume discontinuity on fab operations and efficiency, unused capacity charges negatively impacted our 2009 gross margin by approximately 4 percentage points. The loading reduction also resulted in part from our decision to cut inventory levels in order to protect our cash resources in face of the turmoil in the financial markets. The aforementioned negative impact of such charges was partially offset by the more favorable U.S. dollar exchange rate and the contribution of an improved product portfolio mix following the wireless business integration.

Our fourth quarter 2009 gross margin was 37.0%, increasing both compared to the 36.1% registered in the equivalent period in 2008 and the 31.3% reported in the third quarter of 2009. The fourth quarter benefited from a more favorable economic environment, which contributed to improved sales volume and, consequently, the loading of our fabs. Our fourth quarter gross margin was also favorably impacted by improved efficiencies resulting from our restructuring and cost cutting measures, in particular the closing of certain fabs. However, we were still not at full saturation and our margin continued to reflect certain unused capacity charges.

Our operating expenses, combining selling, general and administrative expenses and research and development expenses, grew in 2009 compared to 2008, due primarily to increased R&D activities consolidated with our recent wireless integration, and despite a significant favorable currency impact. As in the previous year, 2009 R&D expenses were accounted for net of certain tax credits directly associated with our ongoing programs. In 2009, the amount of these credits was $146 million compared to $161 million in 2008.

In 2009, we continued certain ongoing restructuring initiatives and implemented new programs to streamline our cost structure, in particular after the consolidation of the new wireless activities. This resulted in impairment and restructuring charges of $291 million, similar to the amount booked in 2008. In 2008, we reported additional charges of $216 million in connection with the closing of the FMG transaction.

Our “Other income and expenses, net” improved significantly in 2009, supported by additional funds granted to our R&D programs through new contracts signed with the French government covering the period 2008 through 2012. Total funding recognized in 2009 was approximately $202 million, including the recognition of contracts signed in 2009 but also related to 2008 projects, significantly higher than the $83 million registered in the prior year period. As a result, “Other income and expenses, net” resulted in income of $166 million compared to income of $62 million in 2008.

Our operating result in 2009 was a loss of $1,023 million compared to a loss of $198 million in 2008. As indicated above, our operating loss was largely negatively impacted by the material drop in our revenues and unused capacity charges, which exceeded the benefits of the strengthening U.S. dollar exchange rate and higher amounts of R&D funding. Our fourth quarter 2009 operating result was a loss of $6 million, decreasing from the previous quarter’s loss of $196 million, driven by higher sales volume and improved manufacturing efficiencies. Our product segments, except Wireless, achieved operating profit in the fourth quarter. IMS and ACCI, in particular, registered a substantial improvement in their level of profitability.

Interest income, net decreased significantly from $51 million in 2008 to $9 million in 2009 due to lower interest income resulting from significantly lower U.S. dollar and Euro denominated interest rates registered in the financial markets compared to 2008.

In 2009, we booked a $337 million loss on equity investments, mainly consisting of $303 million related to our proportional stake in Numonyx, which included a $200 million equity investment impairment recorded in the first quarter 2009. In 2008, our loss on equity investments was $553 million almost entirely attributable to our loss in Numonyx.

In summary, our profitability in 2009 was negatively impacted by the following factors:

•	sharp drop in demand as a result of the global economic downturn;

•	negative pricing trend;

•	manufacturing inefficiencies experienced in our fabs due to the disruption in their operations throughout the year;

•	unused capacity charges arising from the underutilization of our fabs;

•	loss recorded in relation to our equity investments, although mitigated compared to the prior year;

•	additional impairment and other restructuring charges related to our ongoing and newly adopted plans, although lower compared to the prior year;

•	the additional R&D expenses inherited from the integrated wireless businesses, while the synergy plans are being implemented; and

•	losses on financial assets, pending the payment by Credit Suisse of the amount due pursuant to the FINRA arbitration award that is favorable to us.

The aforementioned factors were partially offset by the following elements:

•	favorable currency impact;

•	improved product portfolio mix, after deconsolidating Flash and integrating the wireless businesses;

•	additional funding for our R&D projects;

•	the cost savings resulting to date from the restructuring programs that are in progress; and

•	non-controlling interest related to the 50% ownership of ST-Ericsson’s losses, which counterbalanced the negative operating results in the wireless segment.

Our fourth quarter financial results reflect a positive finish to a very difficult year for us, the semiconductor industry and the global economy. Our fourth quarter net revenues increased sequentially above our outlook range and our gross margin came above the midpoint of our outlook range. We approached break-even with a $6 million loss after restructuring charges of $96 million. Excluding restructuring charges, our fourth quarter operating result therefore returned to profitability. Our stronger than forecasted quarterly sequential revenue performance was thanks to growth in all regions and market segments, with all segments, except Telecom, posting double-digit growth. As a result, we improved our financial performance in the fourth quarter in terms of operating margins and net operating cash flow despite an unfavorable currency environment.

Despite the challenging economic environment, we made significant progress over the course of 2009 by successfully delivering on key actions announced earlier in the year. First, we protected and then enhanced our cash position. Second, we made excellent progress in lowering our cost base with a $1 billion cost savings plan announced in mid-2009, which we anticipate will be completed by around the middle of 2010.

Our focus on strong capital management is clearly evidenced from our cash flow and balance sheet metrics. We took aggressive actions to generate cash by accelerating our cash conversion cycle, resulting in a $565 million reduction in inventory and record turns above five times. We reduced the ratio of our capital expenditures to sales to 5.3%, in line with our asset lighter strategy. We repurchased approximately one-third of our outstanding convertible bonds with no need of refinancing. We closed the year with $2.9 billion in cash, restricted cash and marketable securities and with a net cash position of $420 million at of December 31, 2009, significantly improving from a net debt of $545 million at December 31, 2008.

Business Outlook

We started the first quarter of 2010 with a solid backlog and are working to serve our customers’ demand. In line with historical trends, we expect to register a sequential net revenue decrease in the first quarter of 2010 of between about -7% and -13%, which equates to an increase of 35% to 45% in net revenues when compared to the year-over-year period. We expect a better than historical evolution in our gross margin to about 37.5%, plus or minus 1 percentage point, thanks to better manufacturing loading and efficiencies and an improved product mix.

Looking forward, we believe we are well positioned to benefit from the industry upturn because of the important work we have done in product and technology innovation. We plan to deliver the benefits of our innovation to our customers and we also expect ST-Ericsson to execute on its plan to transition to the new portfolio strategy they have devised for their next generation offering. Our recent design-wins for digital consumer platforms, ASICs, and automotive products and our many promising offerings including 32-bit microcontrollers, MEMS with our new families of gyroscopes and active microphones, low-power sensors for healthcare, and building automation applications highlight our efforts to continuously improve our product portfolio.

We have emerged from the recession in a stronger financial position. Our balance sheet is among the strongest in the semiconductor industry, with healthy receivables, appropriate inventory levels and a solid net cash position. Two of our three product segments have returned to profitability and are expected to improve their level of operating margin performance as we move through 2010. We also expect ST-Ericsson to complete its cost realignment plan during the year. Overall, we are confident that all product segments will contribute to further improvement in our operating results.

In summary, we are excited about the many opportunities ahead of us. While we continue to make solid progress on reducing our cost structure, our innovative product portfolio is positioning us well to achieve sustainable profitability and cash flow generation.

Our outlook is based on an assumed effective currency exchange rate of approximately $1.42 = €1.00 for the 2010 first quarter, which reflects an assumed exchange rate of $1.44 = €1.00, combined with the impact of existing hedging contracts averaging a hedged rate of about $1.41 = €1.00. In addition, the first quarter will close on March 27, 2010.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” herein.

Other Developments

On February 3, 2009, we announced the closing of our agreement to merge ST-NXP Wireless into a joint venture with EMP. Ericsson contributed $1.1 billion to the joint venture and $700 million was paid to us. Prior to the closing of the transaction, we exercised our option to buy out NXP’s 20% ownership stake of ST-NXP Wireless. Governance of ST-Ericsson is balanced, with each parent appointing four directors to the board. Employing about 8,000 people — roughly 3,000 from Ericsson and approximately 5,000 from us — ST-Ericsson is headquartered in Geneva, Switzerland. On September 2, 2009, ST-Ericsson announced the appointment of wireless industry expert Gilles Delfassy as president and CEO. Mr. Delfassy assumed his position on November 2, 2009.

On February 16, 2009, we announced that we had received a favorable arbitration award by FINRA against Credit Suisse for unauthorized investments made in ARS, awarding approximately $406 million plus interest to us. For more information, see “Liquidity and Capital Resources”.

At the end of March 2009, we entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano2012” Research and Development program, which confirmed our position as the Coordinator and Project Leader and allocated to us €340 million (about $450 million) in grants for the period 2008-2012. On July 17, 2009 we formally launched the program at our site in Crolles, near Grenoble, France.

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

At our annual general meeting of shareholders held on May 20, 2009, the following proposals, inter alia, were approved and/or adopted by our shareholders:

•	The distribution of a cash dividend of $0.12 per common share, to be paid in four equal installments, in May 2009, August 2009, November 2009 and February 2010. Payment of an installment will be made to shareholders of record in the month of each quarterly payment;

•	The reappointment for a three-year term, expiring at the 2012 Annual General Meeting, for the following members of the Supervisory Board: Mr. Doug Dunn and Dr. Didier Lamouche; and

•	The maximum number of “restricted” Share Awards under our existing 5-year Employee Unvested Share Award Plan (2008-2012) of 30,500,000, which includes any Unvested Stock Awards granted to our President and CEO as part of his compensation, with the maximum number of “restricted” shares in 2009 to be 6,100,000.

On June 25, 2009, we announced the publication of our 2008 Corporate Responsibility Report. The report which covers all our activities and sites in 2008, contains detailed indicators of our performance across the full range of Social, Environmental, Health & Safety, and Corporate Governance issues and reaffirms our long-established commitment to serving its stakeholders with integrity, transparency and excellence.

On September 22, 2009 we announced the appointment of Paul Grimme as Corporate Vice President and General Manager of the Automotive Product Group (APG), reporting to our President and CEO, Carlo Bozotti.

In December 2009, we began a program to repurchase a portion of our outstanding Zero Coupon Senior Convertible Bonds due 2016 (“2016 Bonds”). At December 31, 2009, a total of 98 thousand bonds with an accreted value of $106 million had been repurchased for a total cash consideration of $103 million. The bonds were repurchased in off market transactions by financial intermediaries, acting as agents for us. On January 14, 2010, we completed our program, repurchasing over 200 thousand additional 2016 Bonds, with an accreted value of $215 million for a total cash consideration of $212 million. In all, the repurchased bonds represented approximately $321 million, or 30.6% of the total amount originally issued and were equivalent to 13,070,129 shares. The repurchased bonds have been cancelled in accordance with their terms.

On December 3, 2009, we announced changes in our global sales and marketing organization, which consolidated our regions in Asia to two: Greater China and South Asia; and Japan and Korea. Greater China and South Asia will be led by Corporate Vice President Francois Guibert, and Japan and Korea will be led by Corporate Vice President Marco Cassis. In addition, we announced that Corporate Vice President Bob Krysiak will spearhead our efforts to expand into Central and South America and to continue to increase market share in North America. With this move, we have put in place an organization to further improve the overall focus and effectiveness of our sales and marketing efforts.

On January 4, 2010, we announced the signature of a joint agreement with Enel and Sharp for the manufacture of triple-junction thin-film photovoltaic panels in Italy. The factory, located in Catania, Italy in the existing M6 facility to be contributed by us, is expected to have an initial production capacity of 160 MW per year. The plant’s capacity is targeted to be gradually increased to 480 MW per year over the next few years and from its start will represent the single most important production facility for solar panels in Italy. Photovoltaic panel manufacturing at the Catania plant is expected to start at the beginning of 2011.

On February 3, 2010, we announced that Tjerk Hooghiemstra joined the Company as Executive Vice-President, Chief Administrative Officer, reporting to our President and CEO, Carlo Bozotti. This new position was created with the aim of generating synergies among several staff organizations by optimizing the functions of Human Resources, Health & Safety, Education, Legal, Internal Communication, Security and Corporate Responsibility.

On February 10, 2010, we announced that we, together with our partners Intel Corporation and Francisco Partners, had entered into a definitive agreement with Micron Technology Inc., in which Micron will acquire Numonyx Holdings B.V. in an all-stock transaction. In this transaction, upon the terms and subject to the conditions of the definitive agreement, in exchange for all of the outstanding capital stock of Numonyx, the cancellation of 30-year notes due to the Numonyx shareholders by Numonyx, and the assumption of all outstanding restricted stock units held by Numonyx employees at closing, Micron will issue to Numonyx’s shareholders an aggregate of 140 million shares of Micron common stock, subject to a purchase price adjustment on a linear basis of up to 10 million additional shares of Micron common stock to the extent the volume weighted average price of the Micron shares for the 20 trading days, ending two days prior to the closing of the transaction, ranges from $9.00 to $7.00 per share. At the closing, 15% of the Micron shares issuable to us and the other sellers will be deposited into escrow for 12 months as partial security for our indemnification obligations to Micron. Micron shares will be held by us as a financial investment. Based on Micron’s closing stock price on February 9, 2010 of $9.08 per share, we will receive — in exchange for our 48.6% stake in Numonyx and the cancellation of the 30-year note due to us by Numonyx — approximately 66.6 million shares of Micron common stock (including the shares that will be held in escrow and taking into account a payable of $77.8 million that we owe to Francisco Partners) and the transfer to us from Numonyx of the M6 industrial facility in Catania, Italy. As previously announced, we plan to contribute our M6 facility in Catania to our new photovoltaic joint initiative with Enel and Sharp. Upon closing, Numonyx will repay the full amount of its outstanding $450 million term loan, while simultaneously terminating our $225 million guarantee of its debt. The closing of the deal is subject to regulatory approvals and customary closing conditions.

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

As of March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of our and Intel’s Flash memory business (“FMG deconsolidation”), we ceased reporting the FMG segment.

Starting August 2, 2008, we reorganized our product groups. A new segment was created to report wireless operations. Moreover, as of February 3, 2009, we added the MP product line to Wireless.

The organization during 2009 was as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:

• Automotive Products Group (“APG”);

• Computer and Communication Infrastructure (“CCI”);

• Home Entertainment & Displays (“HED”); and

• Imaging (“IMG”).

•	Industrial and Multi segment Sector (“IMS”), comprised of:

• Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

• Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Wireless (“Wireless”), comprised of:

•	Cellular Systems (“CS”);

•	Connectivity & Peripherals (“C&P”);

•	Mobile Platforms (“MP”);

•	Wireless Multi Media (“WMM”);

in which, since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson as consolidated in our revenue and operating results; and

•	Other Wireless, in which we report manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

As of January 1, 2010, Wireless is comprised of the following lines:

• 2 GE TD-SCDMA & Connectivity;

• 3G Multimedia & Platforms;

• LTE & 3G Modem Solutions;

in which we report the portion of sales and operating results of ST-Ericsson as consolidated in our revenue and operating results; and

•	Other Wireless, in which we report manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

We have restated our results in prior periods for illustrative comparisons of our performance by product segment. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. We believe that the restated 2007 and 2008 presentation is consistent with 2009’s and we use these comparatives when managing our Company.

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

In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of R&D expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired IP R&D, other non-recurrent purchase accounting items and certain other miscellaneous charges.

	Year Ended December 31,
	2009	2008	2007
	(In millions)

Net revenues by product segments:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	$3,198	$4,129	$3,944
Industrial and Multi-segment Sector (“IMS”)	2,641	3,329	3,138
Wireless (Wireless)	2,585	2,030	1,495
Others(1)	86	55	60
Flash Memories Group (“FMG”)	—	299	1,364
Total consolidated net revenues	$8,510	$9,842	$10,001

(1)	Includes revenues from the sales of subsystems and other products not allocated to product segments.

For each product segment, the following table discloses the revenues of their relevant product lines for the periods under review:

	Year Ended December 31,
	2009	2008	2007
	(In millions)

Net revenues by product lines:
Automotive Products Group (“APG”)	$1,051	$1,460	$1,419
Computer and Communication Infrastructure (“CCI”)	932	1,077	1,123
Home Entertainment & Displays (“HED”)	787	1,086	963
Imaging (“IMG”)	417	499	439
Others	11	7	—
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	3,198	4,129	3,944
Analog, Power and Micro-Electro-Mechanical Systems (“APM”)	1,887	2,393	2,313
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	752	936	825
Others	2	—	—
Industrial and Multisegment Sector (“IMS”)	2,641	3,329	3,138
Cellular Systems (“CS”)(1)	748	321	—
Connectivity & Peripherals (“C&P”)	416	416	207
Mobile Platforms (“MP”)	300	—	—
Wireless Multi Media (“WMM”)	1,110	1,293	1,288
Others	11	—	—
Wireless (“Wireless”)	2,585	2,030	1,495
Others	86	55	60
Flash Memories Group (“FMG”)	—	299	1,364

Total consolidated net revenues	$8,510	$9,842	$10,001

(1)	CS includes the largest part of the revenues contributed by NXP Wireless and, as such, there are no comparable numbers available for 2007. C&P also partly benefited from the NXP wireless contribution.

	Year Ended December 31,
	2009	2008	2007
	(In millions)

Operating income (loss) by product segments:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	$(91)	$136	$198
Industrial and Multisegment Sector (“IMS”)	113	482	469
Wireless (“Wireless”)(1)	(356)	(65)	105
Others(2)	(689)	(767)	(1,266)
Operating income (loss) excluding FMG	(1,023)	(214)	(494)
Flash Memories Group (“FMG”)	—	16	(51)

Total consolidated operating loss	$(1,023)	$(198)	$(545)

(1)	The majority of Wireless’ activities are run through ST-Ericsson JVS, a JV between us and Ericsson. The minority interest of Ericsson in ST-Ericsson’s operating losses (which are 100% included in the wireless segment) is credited in the line “Non controlling interest” of our Income Statement, which reported income of $265 million for the year ended December 31, 2009.

(2)	Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special R&D programs, acquired IP R&D and other non-recurrent purchase accounting items, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	Year Ended December 31,
	2009	2008	2007
	(As percentage of net revenues)

Operating income (loss) by product segments:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	(2.8)%	3.3%	5.0%
Industrial and Multi-segment Sector (“IMS”)(1)	4.3	14.5	14.9
Wireless (“Wireless”)(1)	(13.8)	(3.2)	7.0
Others(2)	—	—	—
Flash Memories Group (“FMG”)(1)	0	5.4	(3.7)

Total consolidated operating loss(3)	(12.0)%	(2.0)%	(5.4)%

(1)	As a percentage of net revenues per product group.

(2)	Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.

(3)	As a percentage of total net revenues.

	Year Ended December 31,
	2009	2008	2007
	(In millions)

Reconciliation to consolidated operating loss:
Total operating income (loss) of product segments	$(334)	$553	$772
Total operating income FMG	—	16	(51)
Unused capacity charges	(322)	(57)	—
Impairment, restructuring charges and other related closure costs	(291)	(481)	(1,228)
Start-up / phase- out costs	(39)	(17)	(24)
Strategic and other research and development programs	(13)	(24)	(20)
Equipment write-off	(11)	—	—
R&D funding	(9)	—	—
Consulting fees related to business combinations	(8)	—	—
Acquired In-Process R&D and other non recurring purchase accounting items	—	(185)	—
Manufacturing services	16	—	—
Other non-allocated provisions(1)	(12)	(3)	6
Total operating loss Others	(689)	(767)	(1,266)
Total consolidated operating loss	$(1,023)	$(198)	$(545)

(1)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	Year Ended December 31,
	2009	2008	2007
	(In millions)

Net Revenues by Location of Order Shipment:(1)(2)
EMEA	$2,413	$3,024	$3,342
Americas	1,015	1,334	1,342
Asia Pacific	2,567	2,480	2,092
Greater China	2,132	2,492	2,750
Japan	383	512	475
Total	$8,510	$9,842	$10,001

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	As of January 1, 2009, Emerging Markets has been reallocated to the EMEA, Americas and Asia Pacific organizations.

The table below shows our net revenues by location of order shipment and market segment application in percentage of net revenues:

	Year Ended December 31,
	2009	2008	2007
	(As percentage of net revenues)

Net Revenues by Location of Order Shipment:(1)(2)
EMEA	28.4%	30.7%	33.4%
Americas	11.9	13.6	13.4
Asia Pacific	30.2	25.2	20.9
Greater China	25.0	25.3	27.5
Japan	4.5	5.2	4.8

Total	100.0%	100.0%	100.0%
Net Revenues by Market Segment Application(3):
Automotive	12.2%	13.8%	14.4%
Consumer	11.5	13.6	14.0
Computer	12.9	12.0	12.4
Telecom	39.9	33.3	33.5
Industrial and Other	7.7	9.0	7.5
Distribution	15.8	18.3	18.2

Total	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	As of January 1, 2009, Emerging Markets has been reallocated to the EMEA, Americas and Asia Pacific organizations.

(3)	The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	Year Ended December 31,
	2009	2008	2007
	(As percentage of net revenues)

Net sales	99.5%	99.5%	99.7%
Other revenues	0.5	0.5	0.3
Net revenues	100	100	100
Cost of sales	(69.1)	(63.8)	(64.6)
Gross profit	30.9	36.2	35.4
Selling, general and administrative	(13.6)	(12.1)	(11.0)
Research and development	(27.8)	(21.9)	(18.0)
Other income and expenses, net	1.9	0.6	0.5
Impairment, restructuring charges and other related closure costs	(3.4)	(4.9)	(12.3)
Operating loss	(12.0)	(2.0)	(5.4)
Other-than-temporary impairment charge and realized losses on financial assets	(1.6)	(1.4)	(0.4)
Interest income, net	0.1	0.5	0.8
Gain (loss) on financial assets	(0.1)	(0.1)	—
Gain on convertible debt buyback	0.0	—	—
Earnings (loss) on equity investments	(4.0)	(5.6)	0.1
Loss before income taxes and noncontrolling interests	(17.6)	(8.4)	(4.9)
Income tax benefit	1.1	0.4	0.2
Loss before noncontrolling interests	(16.5)	(7.9)	(4.7)
Net loss (income) attributable to noncontrolling interest	3.2	(0.1)	(0.1)
Net loss attributable to parent company	(13.3)%	(8.0)%	(4.8)%

2009 vs. 2008

Based on published industry data by WSTS, semiconductor industry revenue decreased by approximately 9% for the TAM and 13% for the SAM.

Net Revenues

	Year Ended December 31,
	2009	2008	% Variation
	(Audited, in millions)

Net sales	$8,465	$9,792	(13.5)%
Other revenues	45	50	(10.2)
Net revenues	$8,510	$9,842	(13.5)%

In 2009, our net revenues decreased significantly due to the difficult market environment experienced overall by the semiconductor industry. Our revenues performance was basically in line with the SAM’s decline. The majority of our market segments was negatively impacted by these difficult conditions and registered declining rates, except for Telecom, which benefited from the additional contribution of the NXP and EMP wireless businesses integrated in August 2008 and February 2009, respectively. Such a negative trend in our revenues was driven by the large drop in units sold since average selling prices basically remained flat as a result of an improved product mix.

By product segment, both ACCI and IMS registered double digit declines, driven by a sharp drop in sales volume. Wireless, however, increased approximately 27%, benefiting from the additional contribution of the integrated wireless business.

By location of order shipment, all regions but Asia Pacific registered a drop in revenues, ranging from declines of approximately 25% and 24% in Japan and Americas, respectively, to approximately 20% in EMEA and 14% in Greater China. Our largest customer, the Nokia group of companies, accounted for approximately 16.1% of our net revenues, compared to 17.5% during 2008, excluding FMG.

Gross profit

	Year Ended December 31,
	2009	2008	% Variation
	(Audited, in millions)

Cost of sales	$(5,884)	$(6,282)	6.3%
Gross profit	$2,626	$3,560	(26.2)%
Gross margin (as a percentage of net revenues)	30.9%	36.2%	—

Our gross profit in 2009 was largely penalized by unused capacity charges of $322 million due to the significant underloading of our wafer fabs planned in response to dropping demand, coupled with our substantial reduction in inventory and manufacturing inefficiencies. Consequently, our gross margin was largely below the previous year’s result, totaling 30.9%, or a drop of 5.3 percentage points, with unused capacity charges estimated to account for approximately 4 percentage points.

Gross profit and gross margin in 2009, however, benefited from the positive impact of the strengthening U.S. dollar.

Selling, general and administrative expenses

	Year Ended December 31,
	2009	2008	% Variation
	(Audited, in millions)

Selling, general and administrative expenses	$(1,159)	$(1,187)	2.3%
As a percentage of net revenues	(13.6)%	(12.1)%	—

Our selling, general and administrative expenses decreased by approximately 2.3% despite the additional activities related to the integration of the NXP and EMP businesses, mainly due to the favorable impact of the strengthening U.S. dollar exchange rate and savings from the progression of cost restructuring plans. As a percentage of revenues, they increased to 13.6% compared to the prior year, due primarily to the sharp decline in our sales. The 2009 amount included $19 million of share-based compensation charges compared to $37 million in 2008.

Research and development expenses

	Year Ended December 31,
	2009	2008	% Variation
	(Audited, in millions)

Research and development expenses	$(2,365)	$(2,152)	(9.9)%
As a percentage of net revenues	(27.8)%	(21.9)%	—

On a year-over-year basis, our R&D expenses increased in line with the expansion of our activities, including, primarily, the integration of the businesses from NXP and Ericsson. Our 2009 R&D expenses also benefited from a stronger U.S. dollar exchange rate and savings from the progression of cost restructuring plans for both us and ST-Ericsson. The 2009 amount included $11 million of share-based compensation charges compared to $24 million in 2008. Furthermore, there was $55 million related to amortization charges generated by recently integrated intangibles, while the year ago period included $23 million of such amortization charges and $97 million as IP R&D. R&D expenses in 2009 were net of research tax credits, which amounted to $146 million, decreasing $15 million compared to the year-ago period.

Other income and expenses, net

	Year Ended December 31,
	2009	2008
	(Audited,
	in millions)

Research and development funding	$202	$83
Start-up/phase-out costs	(39)	(17)
Exchange gain (loss) net	11	20
Patent costs, net of gain from settlement	(5)	(24)
Gain on sale of other non-current assets	3	4
Other, net	(6)	(4)
Other income and expenses, net	$166	$62
As a percentage of net revenues	2.0%	0.6%

Other income and expenses, net, mainly included, as income, items such as R&D funding and exchange gain and, as expenses, start-up and phase-out costs. R&D funding income was associated with our R&D projects, which, upon project approval, qualifies as funding pursuant to contracts with local government agencies in locations where we pursue our activities. In 2009, the balance of these factors resulted in net income of $166 million, a significant improvement compared to the equivalent period in 2008, resulting from the booking of new funding for an R&D program in France. As a result, total funding reached in 2009 was $202 million, which included the catch-up of 2008 projects, and resulted in an amount significantly higher compared to 2008. The 2009 amount also included a higher level of phase-out costs associated with the closure of our facilities in Carrollton, Texas and Ain Sebaa, Morocco.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Impairment, restructuring charges and other related closure costs	$(291)	$(481)

In 2009, we recorded $291 million in impairment, restructuring charges and other related closure costs, of which:

•	$126 million related to the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, including $101 million of one-time termination benefits, as well as other relevant charges and $25 million as impairment charges on the fair value of Carrollton and Phoenix assets;

•	$100 million related to the new plans announced in April and December 2009 by ST-Ericsson, to be completed in 2010, primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the United States;

•	$59 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations; and

•	$6 million as impairment on certain goodwill.

In 2008, this expense was mainly comprised of the following: $216 million originated by the disposal of the FMG assets, which required the recognition of $190 million as an additional loss as a result of a revision in the terms of the transaction from those expected at December 31, 2007 and $26 million as restructuring and other related disposal costs; $164 million incurred as part of our ongoing 2007 restructuring initiatives which included the closure of our fabs in Phoenix and Carrollton (USA) and of our back-end facilities in Ain Sebaa (Morocco); $13 million as impairment charges on goodwill and certain financial investments; and $88 million for other previously and newly announced restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

Operating loss

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Operating loss	$(1,023)	$(198)
As a percentage of net revenues	(12.0)%	(2.0)%

Our operating results were largely impacted by the strong decline in revenues, which also triggered the recognition of significant underutilization charges. As a result, we registered an operating loss of $1,023 million, significantly larger than our operating loss of $198 million in 2008.

All of our product segments registered a decline in their operating results on a year-over-year basis, driven by the drop in revenues. ACCI moved from a profit of $136 million to a loss of $91 million. IMS registered a profit of $113 million, compared to a profit of $482 million in 2008. Wireless registered an operating loss of $356 million compared to an operating loss of $65 million in the year ago period, due to deteriorated market conditions and additional charges associated with recent acquisitions. The majority of Wireless’ activities are run through ST-Ericsson JVS, the JV between us and Ericsson. The minority interest of Ericsson in ST-Ericsson’s operating losses (which are 100% included in the wireless segment) is credited in the line “Non controlling interest” of our Income Statement, which reported income of $265 million for the year ended December 31, 2009. The Segment “Others” reported a significant loss since it included the allocation of $322 million of unused capacity charges, $291 million impairment and restructuring charges and $39 million phase-out costs related to the closure of certain manufacturing facilities.

Other-than-temporary impairment charges and realized losses on financial assets

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Other-than-temporary impairment charges and realized losses on financial assets	$(140)	$(138)

The 2009 amount is related to an other-than-temporary impairment of $72 million and a realized loss of $68 million, both linked to the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. See “Liquidity and Capital Resources.”

Interest income, net

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Interest income, net	$9	$51

We recorded net interest income of $9 million, which decreased compared to previous periods as a result of significantly lower U.S. dollar and Euro denominated interest rates, despite a higher amount of cash and cash equivalents. The favorable impact of lower interest rates on our financial liabilities at floating rate resulted in a lower average cost of debt of 1.18%.

Loss on equity investments

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Loss on equity investments	$(337)	$(553)

The 2009 amount represented a loss of $337 million, which includes $103 million as our net proportional share of the loss reported by Numonyx, an additional impairment loss of $200 million booked in the first quarter of 2009 on our Numonyx equity investment, a $32 million loss related to our proportionate share in JVD as a loss pick-up including an amortization of basis difference and $2 million related to other investments.

In 2008, our income on equity investments included our minority interest in the joint venture with Hynix Semiconductor in China, which was transferred to Numonyx on March 30, 2008.

Gain (loss) on financial assets

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Gain (loss) on financial assets	$(8)	$15

In 2006, we entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. Until November 1, 2008, the cancellable swaps met the criteria for designation as a fair value hedge. Due to the exceptionally low U.S. dollar interest rate as a consequence of the financial crisis, we assessed in 2008 that the swaps were no longer effective as of November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were classified as held-for-trading financial assets. An unrealized gain of $15 million was recognized in earnings from the discontinuance date and was reported on the line “Unrealized gain on financial assets” in the consolidated statement of income for the year ended December 31, 2008.

This instrument was sold in 2009 with a loss of $8 million due to variation in the underlying interest rates compared to December 31, 2008.

Gain on convertible debt buyback

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Gain on convertible debt buyback	$3	$—

The $3 million gain on convertible debt buyback is related to the repurchase of bonds with a principal value of $106 million for total cash consideration of $103 million. Please see “Capital Resources”.

Income tax benefit

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Income tax benefit	$95	$43

In 2009, we registered an income tax benefit of $95 million, reflecting the actual tax benefit estimated on our loss before income taxes in each of our jurisdictions. This benefit was net of about $56 million booked as a tax expense related to the valuation allowances on our deferred tax asset associated with our estimates of the net operating loss recoverability in certain jurisdictions.

Net loss (income) attributable to noncontrolling interest

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Net loss (income) attributable to noncontrolling interest	$270	$(6)
As a percentage of net revenues	3.2%	(0.1)%

In 2009, we booked $270 million in income, which primarily represented the share of the loss attributable to noncontrolling interest that included the 20% owned by NXP in the ST-NXP joint venture for the month of January 2009 and the 50% owned by Ericsson in the consolidated ST-Ericsson Holding AG as of February 2009. This amount reflected their share in the joint venture’s losses.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities. Such amounts were not material.

Net loss attributable to parent company

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Net loss attributable to parent company	$(1,131)	$(786)
As a percentage of net revenues	(13.3)%	(8.0)%

In 2009, we reported a loss of $1,131 million as a result of adverse economic conditions, which negatively impacted our operations and certain non-operating charges. In 2008, we had a net loss of $786 million.

Loss per share was $(1.29) in 2009. The impact of restructuring, impairment and other-than-temporary impairment charges was estimated to be approximately $(0.57) per share. In 2008, loss per share was $(0.88) and was impacted for approximately $(1.28) per share by restructuring, impairment charges and other specific one-time items.

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

By location of order shipment, Emerging Markets and Asia Pacific registered the most significant growth, by 18.8% and 17.4%, respectively. Japan had a more moderate increase by 7.8%, while Europe and Greater China decreased significantly. Americas remained basically flat. Excluding FMG, all regions increased except for China which remained flat, with the main contributors being Japan, Asia Pacific and Emerging Markets, which increased by 42.8%, 34.6% and 28.1%, respectively.

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

Our R&D expenses increased for several reasons, such as because of $97 million of one-time charges that were booked as a write-off of IP R&D and $23 million of amortization of acquired intangible assets related to the purchase accounting for the NXP wireless business and Genesis. Additionally, 2008 included higher expenses originated by the expansion of our activities following the acquisition of Genesis and a 3G wireless design team, as well as those associated with the integration of the NXP wireless business. The negative impact of the U.S. dollar exchange rate also contributed to the increase. Such higher expenses, however, were partially offset by the benefits of the FMG deconsolidation.

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

Impairment, restructuring charges and other related closure costs continued to materially impact our results, although they decreased significantly compared to the previous year. In 2008 this expense was mainly comprised of:

•	$216 million originated by the FMG assets disposal which required the recognition of $190 million as an additional loss and $26 million as restructuring and other related disposal costs; this additional loss was the result of revised terms of the transaction from those expected at December 31, 2007;

•	$164 million incurred as part of our ongoing 2007 restructuring initiatives which include the closure of our fabs in Phoenix and Carrollton (USA) and of our back-end facilities in Ain Sebaa (Morocco);

•	$13 million as impairment charges on goodwill and certain financial investments; and

•	$88 million for other previously and newly announced restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

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

At December 31, 2008, subsequent to the unauthorized purchase made by Credit Suisse, we had Auction Rate Securities, representing interests in collateralized obligations and credit linked notes, that were carried on our balance sheet as available-for-sale financial assets at an amount of $242 million with a par value of $415 million. For more details, see the paragraph “Liquidity and Capital Resources.”

Interest income, net

	Year Ended December 31,
	2008	2007
	(Audited, in millions)

Interest income, net	$51	$83

In 2008, interest income, net contributed $51 million compared to the $83 million recorded in 2007. The lower amount is due to the decrease of our cash position after payment for the NXP wireless business and Genesis, and also because of less interest income received on our cash investments compared to 2007 due to lower U.S. dollar denominated interest rates.

Earnings (loss) on equity investments

	Year Ended December 31,
	2008	2007
	(Audited, in millions)

Earnings (loss) on equity investments	$(553)	$14

In 2008, we registered a loss on equity investments related to our Numonyx investment, which was comprised of $480 million as an impairment of our Numonyx evaluation and $65 million as an equity loss related to our share of the Numonyx loss that was recognized in the third and fourth quarters pursuant to one-quarter lag reporting. The impairment of our investment in Numonyx was required in light of (i) the turmoil in the financial markets and its resulting impact on the market cap of the industry, and (ii) the deviation from plan in Numonyx’s 2008 results and 2009 most recent forecast, since our evaluation is primarily based on their operating performance in terms of cash flow, revenues and EBITDA.

Income tax benefit

	Year Ended December 31,
	2008	2007
	(Audited, in millions)

Income tax benefit	$43	$23

In 2008, we registered an income tax benefit of $43 million, reflecting the annual effective tax computation for the loss before income taxes in each jurisdiction. Furthermore, this benefit was net of a $47 million provision booked as evaluation of uncertain tax positions in one of our jurisdictions.

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

Quarterly Results of Operations

Certain quarterly financial information for the years 2009 and 2008 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in the opinion of management, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

Our quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing developments in litigation and possible IP claims. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, IP developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, impairment, restructuring charges and other related closure costs, as well as the loss of key personnel. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the speed of some process and manufacturing technology developments, market demand for existing products, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred. Certain additions of our quarterly results will not total our annual results due to rounding.

In the fourth quarter of 2009, based upon published industry data by WSTS, the TAM and the SAM increased year-over-year approximately 29% and 16%, reaching approximately $67 billion and $39 billion, while sequentially, they increased approximately 7% and 4%, respectively.

In the fourth quarter of 2009, our average effective exchange rate was approximately $1.43 to €1.00, compared to $1.38 to €1.00 in the third quarter of 2009 and $1.40 to €1.00 in the year-ago quarter. Our effective exchange rate reflects actual exchange rate levels combined with the impact of cash flow hedging programs.

Net revenues

	Three Months Ended			% Variation
	Dec 31, 2009	Sept 26, 2009	Dec 31, 2008	Sequential	Year-Over-Year
	(Unaudited, in millions)

Net sales	$2,570	$2,269	$2,264	13.3%	13.5%
Other revenues	13	6	12	—	—

Net revenues	$2,583	$2,275	$2,276	13.6%	13.5%

Year-over-year comparison

Our fourth quarter 2009 net revenues increased in all market segments compared to the year ago quarter, except in Consumer, and in all regions, except Japan, reflecting the broad based recovery in the semiconductor market. Such performance was driven by an increase in sales volume, while average selling prices declined approximately 6%.

ACCI’s revenues increased by approximately 11%, driven by the strong results observed in all its served markets. IMS registered an increase of 8% across the majority of its product lines, reflecting the overall recovery in the industrial and multi-segment markets. Wireless sales registered growth of approximately 24% and included the positive contribution of the integrated EMP wireless business.

By location of order shipment, almost all regions were positively impacted by strong local demand from their customers, ranging from the greatest revenue increases of approximately 26% and 25% in Asia Pacific and Greater China, respectively, to the lowest of approximately 0.4% in the EMEA. Japan experienced a decrease of 16% due to lower demand in the Consumer market. Our largest customer, the Nokia group of companies, accounted for approximately 15% of our fourth quarter 2009 net revenues, which was the same as in the fourth quarter of 2008.

Sequential comparison

On a sequential basis our revenues registered a strong performance as well, with a 13.6% increase, exceeding the high end of our targeted range of 12% sequential growth. This improvement was the result of solid demand across all of our product segments, as well as in all regions, with particular strength in Japan, Greater China and the Americas. This favorable trend was supported by an approximate 14% increase in units sold, with an immaterial impact from average selling prices.

ACCI revenues increased by 17%, reflecting a solid contribution from Home Entertainment and Displays, as well as Computer and Communication Infrastructure, mainly driven by a higher level of units sold. IMS revenues increased by 23% mainly as a result of higher sales volume. Wireless revenues increased by 1%, driven by an increase in demand.

The sequential improvement in revenue was evident across all market segments. Distribution and Computer led, with 35% and 22% growth, respectively, followed by Automotive and Industrial.

On a regional basis, the strength we saw in Greater China and Asia Pacific in the third quarter expanded to the other regions. In terms of revenue growth, the sequential performance ranged from an approximate 28% and 22% increase in Japan and Greater China, respectively, to an approximate 8% increase in EMEA. In the fourth quarter of 2009, our largest customer, the Nokia group of companies, accounted for approximately 14.9% of our net revenues, remaining stable compared to the third quarter of 2009.

Gross profit

	Three Months Ended			% Variation
	December 31, 2009	September 26, 2009	December 31, 2008	Sequential	Year-Over-Year
	(Unaudited, in millions)

Cost of sales	$(1,626)	$(1,562)	$(1,454)	(4.1)%	(11.9)%
Gross profit	957	713	822	34.2%	16.3%
Gross margin (as a percentage of net revenues)	37.0%	31.3%	36.1%

Fourth quarter gross margin reached a level of 37%, increasing on a year-over-year basis by nearly 1 percentage point. The increase in gross margin reflected higher revenues in the fourth quarter of 2009, certain purchase accounting related items charged in the fourth quarter of 2008 and an improved product mix and was partially off-set by the unfavorable impact of exchange rates and market price pressure.

On a sequential basis, gross margin in the fourth quarter increased by nearly 6 percentage points, due to higher sales volume, increased fab loading and improved efficiencies. Our manufacturing performance improved in the fourth quarter as we continued to ramp towards full capacity, which has yet to be accomplished. Unused capacity charges in the fourth quarter were $13 million, significantly lower than the $47 million registered in the third quarter.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	December 31, 2009	September 26, 2009	December 31, 2008	Sequential	Year-Over-Year
	(Unaudited, in millions)

Selling, general and administrative expenses	$(303)	$(290)	$(304)	(4.8)%	0.4%
As percentage of net revenue	(11.7)%	(12.7)%	(13.4)%	—	—

The amount of our selling, general and administrative expenses was basically flat on a year-over-year basis, benefiting in the fourth quarter of 2009 amid cost savings relating to our restructuring initiatives. On a sequential basis, SG&A expenses increased, reflecting a longer quarter, as well as a negative currency impact, which were partially offset by ongoing cost saving measures. Our share-based compensation charges were $5 million in the fourth quarter of 2009, compared to $5 million in the fourth quarter of 2008 and $3 million in the third quarter of 2009.

The ratio to sales of our selling, general and administrative expenses was mainly driven by the volume of our revenues. As a percentage of revenues, they decreased to 11.7% compared to 13.4% in the prior year’s fourth quarter, while sequentially they decreased from 12.7%.

Research and development expenses

	Three Months Ended			% Variation
	December 31, 2009	September 26, 2009	December 31, 2008	Sequential	Year-Over-Year
		(Unaudited, in millions)

Research and development expenses	$(603)	$(595)	$(572)	(1.2)%	(5.3)%
As percentage of net revenues	(23.3)%	(26.2)%	(25.1)%

The year-over-year increase in R&D expenses was primarily due to the integration of Ericsson mobile platform activities and, to a lesser extent, the weakening U.S. dollar exchange rate. On a sequential basis, R&D expenses increased, reflecting a longer quarter, as well as a negative currency impact, which were partially offset by ongoing cost saving measures.

The fourth quarter of 2009 included $3 million of share-based compensation charges compared to $4 million in the fourth quarter of 2008 and $2 million in the third quarter of 2009. In addition, the fourth quarter of 2009 included $15 million related to amortization charges generated by recent acquisitions. Total R&D expenses were net of research tax credits, which amounted to $33 million, basically equivalent to prior periods.

As a percentage of revenues, fourth quarter 2009 R&D equaled 23.3%, a decrease compared to the year ago period due to increasing revenues.

Other income and expenses, net

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Research and development funding	$44	$26	$19
Start-up/phase-out costs	(2)	(3)	(7)
Exchange gain (loss) net	2	(4)	—
Patent costs, net of gain from settlement	(5)	11	(5)
Gain on sale of other non-current assets	2	1	—
Other, net	(2)	(2)	(1)
Other income and expenses, net	39	29	6
As a percentage of net revenues	1.5%	1.3%	0.3%

Other income and expenses, net, mainly included, as income, items such as R&D funding and, as expenses, start-up costs and patent claim costs net of settlement agreements. Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the fourth quarter of 2009, the balance of these factors resulted in net income of $39 million, which was favorably impacted by R&D funding of approximately $44 million, a higher amount compared to the year-ago quarter.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Impairment, restructuring charges and other related closure costs	$(96)	$(53)	$(91)

In the fourth quarter of 2009, we recorded $96 million of impairment and restructuring charges and other related closure costs, of which:

•	$16 million was recorded in preparation of the closure of our Ain Sebaa, Morocco, Carrollton, Texas and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges;

•	$17 million related to the plan announced in April 2009 by ST-Ericsson, to be completed by the mid- 2010, primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the United States and $45 million related to a new plan announced in December 2009 by ST-Ericsson, to be completed by 2010, primarily consisting of on-going termination benefits pursuant to workforce reduction; and

•	$18 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

In the third quarter of 2009, we recorded impairment, restructuring charges and other related closure costs of $53 million, of which: $21 million of charges were recorded in light of the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, composed of $1 million impairment charges on the Phoenix assets and $20 million of one-time termination benefits, as well as other relevant charges; $17 million related to the ST-Ericsson plan announced in April 2009, primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the Unites States; and $15 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

In the fourth quarter of 2008, we recorded impairment, restructuring charges and other related closure costs pertaining to: $29 million related to one-time termination benefits to be paid at the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, as well as other charges; $2 million impairment costs associated with an investment in a minority participation; $9 million charges related to the FMG deconsolidation; and $51 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

Operating loss

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Operating loss	$(6)	$(196)	$(139)
In percentage of net revenues	(0.2)%	(8.6)%	(6.1)%

Our operating results significantly improved compared to both the third quarter of 2009 and the year ago period. The fourth quarter 2009 registered an operating loss of $6 million compared to a loss of $139 million in the year ago quarter and $196 million in the prior quarter. The recovery in our revenues led to a strong increase in loading, thereby reducing underutilization charges from $57 million in the year ago quarter and $47 million in third quarter 2009 to $13 million in the fourth quarter of 2009.

The fourth quarter registered an improved operating result despite the fact that our operating loss was impacted by $96 million in restructuring, impairment and other-than-temporary impairment charges and other one-time charges related to acquisitions, while in the third quarter of 2009 those charges amounted $53 million. In the year-ago quarter, the negative impact of impairment, restructuring and one-time charges related to acquisitions was $91 million.

ACCI and IMS reported an operating profit, while Wireless mitigated its loss from the year ago period. ACCI increased its operating income from $18 million to $57 million, driven by a growth in revenues. IMS registered a profit of $90 million, compared to a profit of $101 million in the year ago quarter, following a year of severe pressure on market prices. Wireless posted an operating loss of $48 million, improving compared to a loss of $77 million in the year ago period, as a result of higher revenues and the initial impact of the on-going synergies plan. The segment “Others” was largely negative including the allocation of impairment and restructuring charges and of unused capacity charges.

Other-than-temporary impairment charges and realized losses on financial assets

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Other-than-temporary impairment charges and realized losses on financial assets	$(68)	$0	$(55)

The fourth quarter of 2009 income statement includes a pre-tax non-cash loss of $68 million related to the sale of a part of the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. See “Liquidity and Capital Resources.”

Interest income, net

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Interest income, net	$3	$4	$3

We recorded net interest income of $3 million, similar to the year-ago quarter, due to low U.S. dollar and Euro denominated interest rates. On a sequential basis the net interest income decreased by $1 million.

Loss on equity investments

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Earnings (loss) on equity investments	$(13)	$(42)	$(204)

In the fourth quarter of 2009, we recorded a charge of $13 million, of which $5 million representing our net proportional share of the loss reported by Numonyx, booked pursuant to a one quarter lag, and $7 million related to our proportionate share in JVD as a loss pick-up including amortization of basis difference.

Gain on convertible debt buyback

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Gain on convertible debt buyback	$3	$—	$—

The $3 million gain on convertible debt buyback is related to the repurchase of bonds with a principal value of $106 million for total cash consideration of $103 million. Please see “Capital Resources”.

Income tax benefit (expense)

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Income tax benefit (expense)	$(48)	$(15)	$9

During the fourth quarter of 2009, we registered an income tax expense of $48 million, reflecting actual tax provisions in each jurisdiction. There was a tax charge in the fourth quarter of 2009, notwithstanding the loss, because of a tax rate true-up and some valuation allowances taken on loss carryforwards in certain jurisdictions.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. Our income tax amounts and rates depend also on our loss carryforwards and their relevant valuation allowances, which are based on estimated projected plans; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions that are uncertain.

Net loss attributable to noncontrolling interest

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Net loss attributable to noncontrolling interest	$59	$48	$5

In the fourth quarter of 2009, we booked $59 million income representing the loss attributable to noncontrolling interest, which mainly included the 50% owned by Ericsson in the consolidated ST-Ericsson Holding AG (JVS). In the third quarter of 2009, the corresponding amount was $48 million. These amounts reflected its share in the joint venture’s loss.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities. Those amounts were not material.

Net loss attributable to parent company

	Three Months Ended
	December 31, 2009	September 26, 2009	December 31, 2008
	(Unaudited, in millions)

Net loss attributable to parent company	$(70)	$(201)	$(366)
As percentage of net revenues	(2.7)%	(8.8)%	(16.1)%

For the fourth quarter of 2009, we reported a net loss of $70 million as a result of adverse economic conditions impacting our operations and also due to certain specific charges as described above.

Loss per share for the fourth quarter of 2009 was $(0.08) compared to $(0.23) in the third quarter of 2009 and $(0.42) in the year-ago quarter.

In the fourth quarter of 2009, the impact after tax of restructuring, impairment and other-than-temporary impairment charges was estimated to be approximately $(0.12) per share, while in the third quarter of 2009, it was approximately $(0.06) per share. In the year ago quarter, the impact of restructuring and impairment charges, other-than-temporary impairment charges, the loss on our Numonyx equity investment and non-recurrent items was estimated to be approximately $(0.36) per share.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Sweden, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. Our results are favorably impacted when the dollar strengthens. As described below, our effective average U.S. dollar exchange rate strengthened during 2009, particularly against the Euro, causing us to report lower expenses and favorably impacting both our gross margin and operating income. Our consolidated statements of income for 2009 included income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate of the Euro to the U.S. dollar was $1.37 for €1.00 in 2009 compared to $1.49 for €1.00 in 2008. Our effective average rate of the Euro to the U.S. dollar was $1.43 for €1.00 for the fourth quarter of 2009 and $1.38 for €1.00 in the third quarter of 2009 while it was $1.40 for €1.00 for the fourth quarter of 2008. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

As of December 31, 2009, the outstanding hedged amounts were €432 million to cover manufacturing costs and €508 million to cover operating expenses, at an average rate of about $1.46 and $1.43 for €1.00, respectively (including the premium paid to purchase foreign exchange options), maturing over the period from January to December 2010. In the fourth quarter of 2008 the company decided to extend the time horizon of its cash flow hedging contracts for manufacturing costs and operating expenses for up to 12 months. As of December 31, 2009, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of approximately $6 million after tax, recorded in “Other comprehensive income” in equity, compared to a deferred gain of approximately $64 million after tax at September 26, 2009 and a deferred gain of approximately $12 million after tax at December 31, 2008.

Our cash flow hedging policy is not intended to cover the full exposure and is based on hedging a declining percentage of exposure quarter after quarter. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk.” Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Furthermore, if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In 2009, as a result of cash flow hedging, we recorded a net gain of $71 million, consisting of a gain of $36 million to R&D expenses, $29 million to costs of goods sold and a gain of $6 million to selling, general and administrative expenses, while in 2008, we recorded a net gain of $1 million, consisting of a loss of $1 million to R&D expenses, a gain of $4 million to costs of goods sold and a loss of $2 million to selling, general and administrative expenses.

The net effect of the consolidated foreign exchange exposure resulted in a net gain of $11 million in “Other income and expenses, net” in 2009.

The asssets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. At December 31, 2009, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

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

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. As of December 31, 2009, approximately 40% of our long-term debt was at fixed interest rates. Our interest expenses are associated with our long-term Zero Coupon 2016 Convertible Bonds (with a fixed rate of 1.5%), our 2013 Floating Rate Senior Bond, which is fixed quarterly at a rate of EURIBOR plus 40bps, and European Investment Bank Floating Rate Loans totaling $672 million at LIBOR plus variable spreads. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancellable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancellable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%, partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy was not intended to cover the full exposure and all risks associated with these instruments. Due to the exceptionally low U.S. dollar interest rate brought about by the financial crisis, in 2008 we determined that the swaps had not been effective since November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were designated as held-for-trading financial assets and reported at fair value as a component of “Other receivables and current assets” in the consolidated balance sheet at December 31, 2008 for $34 million, since we intended to hold the derivative instruments for a short period of time that would not exceed twelve months. An unrealized gain of $15 million was recognized in earnings from the discontinuance date and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the year ended December 31, 2008. This instrument was sold during the first quarter of 2009 with a positive cash flow impact of $26 million and a loss of $8 million.

In December 2009, in order to reduce the negative carry of the outstanding Zero Coupon Senior Convertible Bonds due 2016, we began a program to repurchase a portion of them. At December 31, 2009, 98 thousand bonds had been repurchased, corresponding to 4,295,722 shares. In light of the put option that will be exercisable by bondholders on February 23, 2011, we decided to repurchase a portion of the 2016 Bonds to optimize our liquidity management and yield through that date. See “Other Developments.” We also have $250 million of restricted cash at a fixed rate (Hynix Semiconductor-Numonyx JV), which partially offsets the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.

At December 31, 2009, our total financial resources, including cash, cash equivalents, marketable securities current and non-current and restricted cash, generated an average interest income rate of 0.86%. This does not include interest income accrued on the shareholder loan to Numonyx.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s or Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2009, our total liquidity and capital resources were comprised of $1,588 million in cash and cash equivalents, of which $186 million is held at the ST-Ericsson level, $1,032 million in marketable securities as current assets, of which $40 million is held at the ST Ericsson level, $250 million as restricted cash and $42 million in ARS, invested by Credit Suisse contrary to our instruction, both items considered as non-current assets. Our total capital resources were $2,912 million as of December 31, 2009, a significant increase compared to $2,132 million at December 2008. Such increase was originated by the proceeds from the ST-Ericsson business combination and from operating cash flow.

As of December 31, 2009, we had $1,032 million in marketable securities as current assets, composed of $484 million invested in Aaa treasury bills from the French and U.S. governments, $548 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating, excluding one impaired debt security for a notional value of €15 million, of Aa3/A+ from Moody’s and S&P. Both the treasury bills and the Floating Rate Notes are classified as available-for-sale and reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except if deemed to be other-than-temporary. We reported as of December 31, 2009 a before tax increase of $8 million compared to December 31, 2008 in the fair value of our floating rate note portfolio. Since the duration of the floating-rate note portfolio is only an average of two years and the securities have a minimum Moody’s rating of A3, we expect the value of the securities to return to par as the final maturity approaches (with the only exception being the $15 million of Senior Floating Rate Notes issued by Lehman Brothers, the value of which was impaired through an “other than temporary” charge in 2008). The fair value of these securities is based on market prices publicly available through major financial information providers. The market price of the Floating Rate Notes is influenced by changes in the credit standing of the issuer but is not significantly impacted by movement in interest rates. In 2009, we invested $1,730 million in French and U.S. treasury bills, of which $1,263 million was sold or matured during the year. The change in fair value of the $484 million debt securities classified as available-for-sale was not material at December 31, 2009. The duration of the treasury bills portfolio is less than five months and the securities are rated Aaa by Moody’s.

Due to regulatory and withholding tax issues, we could not directly provide the Hynix joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, we entered into a ten-year term debt guarantee agreement with an external financial institution through which we guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes our placing up to $250 million in cash in a deposit account with a yield of 6.06%. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture (which is now known as the Numonyx-Hynix joint venture), with $250 million as the maximum potential amount of future payments we, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. The $250 million, which has been on deposit since 2007, was reported as “Restricted cash” on the consolidated balance sheet at December 31, 2009. The debt guarantee was evaluated under guidance related to disclosures about credit derivatives and certain guarantees, and resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The debt guarantee obligation continues to be reported on the line “Other non-current liabilities” in the consolidated balance sheet at December 31, 2009, since we retained the deposit, as an asset, and the related guarantee at the formation of Numonyx. At December 31, 2009, the guarantee was not exercised. To the best of our knowledge, at December 31, 2009, the joint venture was current on its debt obligations, was not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future. Our current maximum exposure to loss as a result of our involvement with the joint venture is limited to our indirect investment through Numonyx and the debt guarantee commitments. Under the terms of the recently signed agreement to sell Numonyx to Micron, we will continue to retain the $250 million deposit with DBS Bank Ltd. in Singapore, which is intended to guarantee the Hynix-Numonyx joint venture’s debt financing for such amount. Under the terms of the joint venture agreement with Hynix, upon the closing of the sale of Numonyx, Hynix and Numonyx have certain rights to buy or sell or cause the other party to buy or sell their interests in the Hynix JV. We have entered into an agreement with

Micron and Numonyx that provides that, in the event that Hynix exercises its right to purchase Numonyx’ interest in the Hynix joint venture following the closing of the Numonyx transaction, Numonyx will take over all or part of our obligations under the guarantee.

As of December 31, 2009, we had Auction Rate Securities, purchased by Credit Suisse contrary to our instruction, representing interests in collateralized debt obligations with a par value of $261 million, that were carried on our balance sheet as available-for-sale financial assets for $42 million, including the positive revaluation of $15 million in other comprehensive income in equity. Following the continued failure of auctions for these securities which began in August 2007, we first registered a decline in the value of these Auction Rate Securities as an “Other-than-temporary” impairment charge against net income for $46 million during the fourth quarter of 2007. Since the initial failure of the auctions in August 2007, the market for these securities has completely frozen without any observable secondary market trades, and consequently, during 2008 and 2009, the portfolio experienced a further estimated decline in fair value charged to our Income Statement pursuant applicable GAAP of $127 million and $72 million, respectively, of which no additional impairment was recorded during the third or fourth quarter of 2009. The reduction in estimated fair value was recorded as an “Other-than-temporary” impairment charge against net income.

The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we launched a legal action against Credit Suisse. On February 16, 2009, the arbitration panel of FINRA awarded us approximately $406 million comprising compensatory damages, as well as interest and attorneys’ fees, and authorized us to retain an interest award of approximately $27 million, out of which $25 million has already been paid, as well as to obtain interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until the award is paid in full. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by us and issued by Deutsche Bank, requested that we either tender the securities or accept that the amount that would be received by us pursuant to such tender ($75 million) be deducted from the sum to be collected by us if and when the FINRA award is confirmed and enforced. Pursuant to legal advice, and while reserving our legal rights, we participated in the tender offer. As a result, we sold ARS with a face value of $154 million, collected $75 million and registered $68 million as realized losses on financial assets. Such amount comes in addition to the $245 million impairment that had been taken as of September 30, 2009 with respect to the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. These amounts should be recovered upon collection of the award. We are seeking confirmation of the award from the United States District Court of the Southern District of New York.

Since the fourth quarter of 2007, as there was no information available regarding ‘mark to market’ bids and ‘mark to model’ valuations from the structuring financial institutions for these securities, we based our estimation of fair value on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indices of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and ITraxx and IBoxx for the credit linked notes). The higher impairment charges during 2008 and 2009 reflect downgrading events on the collateral debt obligations comparing the relevant ABX indices of a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligations could further decrease in the future as a result of credit market deterioration and/or other downgrading.

Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2009, the evolution of our cash flow produced an increase in our cash and cash equivalents of $579 million, generated by net cash from both operating and investing activities, the latter including the proceeds from the ST-Ericsson business combination.

The evolution of our cash flow for each period is as follows:

	Year Ended December 31,
	2009	2008	2007
	(In millions)

Net cash from (used in) operating activities	$816	$1,722	$2,188
Net cash from (used in) investing activities	290	(2,417)	(1,737)
Net cash from (used in) in financing activities	(513)	(67)	(296)
Effect of change in exchange rates	(14)	(84)	41

Net cash increase (decrease)	$579	$(846)	$196

Net cash from (used in) operating activities.  The net cash from operating activities in 2009 was significantly lower compared to previous periods due to a higher amount of net losses registered. See “Results of Operations” for more information. However, in response to the financial market crisis we focused on strong capital management by taking aggressive actions to generate cash by accelerating our cash conversion cycle, resulting in a $553 million reduction in inventory and reflecting the accelerated collection of States receivables, mainly certain R&D tax credits.

As a result, our net cash from operating activities decreased from $1,722 million in 2008 to $816 million in 2009. Depreciation and amortization was $1,367 million in 2009, equivalent to the prior year period.

Net cash from (used in) investing activities.  Investing activities generated cash in 2009 primarily due to the net proceeds of $1,155 million, received from Ericsson in relation to the creation of ST-Ericsson. Payments for the purchase of tangible assets totaled $451 million, a significant reduction from the $983 million registered in the equivalent prior year period. Furthermore, in 2009, we made payments of $1,730 million for the purchases of marketable securities, while we collected $1,446 million upon the sales of marketable securities largely due to their maturity dates.

Net cash from (used in) financing activities.  Net cash used in financing activities was $513 million in 2009 compared to the $67 million used in 2008. The 2009 amount included $158 million as dividends paid to shareholders, $134 million as repayment at maturity of long term debt, $103 million related to the repurchase of the 2016 Bonds and $92 million of purchase of equity from noncontrolling interests related to the acquisition of NXP’s 20% stake in ST-NXP Wireless. There were no proceeds from long term debt in 2009, while the corresponding amount in 2008 was $663 million.

Net operating cash flow.  We also present net operating cash flow, defined as net cash from (used in) operating activities plus (minus) net cash from (used in) investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Audited Consolidated Statements of Cash Flow:

	Year Ended December 31,
	2009	2008	2007
	(In millions)

Net cash from (used in) operating activities	$816	$1,722	$2,188
Net cash from (used in) investing activities	290	(2,417)	(1,737)
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	258	(351)	389

Net operating cash flow	$1,364	$(1,046)	$840

We had favorable net operating cash flow of $1,364 million in 2009, significantly higher compared to net negative operating cash flow of $(1,046) million in 2008, mainly as a result of the $1,137 million, net of related fees, received from EMP as part of the creation of the ST-Ericsson joint venture. Excluding the effects of business combinations, net operating cash flow was favorable by $227 million in 2009, decreasing compared to favorable net operating cash flow of $648 million in 2008, because of the deterioration in our operating results which negatively impacted the net cash from operating activities.

Capital Resources

Net financial position

Our net financial position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, current portion of long-term debt and long-term debt, as represented in our consolidated balance sheet. Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Our net financial position has been determined as follows from our Consolidated Balance Sheets at December 31, 2009:

	Year Ended December 31,
	2009	2008	2007
	(In millions)

Cash and cash equivalents, net of bank overdrafts	$1,588	$989	$1,855
Marketable securities, current	1,032	651	1,014
Restricted cash	250	250	250
Marketable securities, non-current	42	242	369

Total financial resources	2,912	2,132	3,488

Current portion of long-term debt	(176)	(123)	(103)
Long-term debt	(2,316)	(2,554)	(2,117)

Total financial debt	(2,492)	(2,677)	(2,220)

Net financial position	$420	$(545)	$1,268

Our net financial position as of December 31, 2009 resulted in a net cash position of $420 million, representing a solid improvement compared to the net debt of $545 million at December 31, 2008, due to the proceeds from the ST-Ericsson business combination and favorable net operating cash flow. In the same period, both our cash position and our current marketable securities portfolio increased significantly to $1,588 million and $1,032 million, respectively, while total financial debt decreased by $185 million.

At December 31, 2009, the aggregate amount of our long-term debt, including the current portion, was $2,492 million, which included $943 million of our 2016 Convertible Bonds, $720 million of our 2013 Senior Bonds (corresponding to €500 million at issuance) and $672 million in European Investment Bank loans (the “EIB Loans”). The EIB Loans represent two committed credit facilities as part of R&D funding programs. The first, for €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $49 million had been paid back at December 31, 2009. The second, signed on July 21, 2008, for €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million at December 31, 2009. Additionally, we had unutilized committed medium term credit facilities with core relationship banks totaling $500 million. Furthermore, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $759 million at December 31, 2009. In addition, as the parent companies, we and Ericsson have granted ST-Ericsson a $25 million committed facility and $25 million unutilized committed line, respectively. The withdrawal of that line is subject to approval of the parent companies at STE’s Board of Directors. We also maintain uncommitted foreign exchange facilities totaling $714 million at December 31, 2009. At December 31, 2009, the amounts available under the short-term lines of credit were not reduced by any borrowing.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 14 to our Consolidated Financial Statements.

As of December 31, 2009, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2010	2011	2012	2013	2014	2015	Thereafter
	(In millions)

Long-term debt (including current portion)	$2,492	$176	$1,063	$119	$836	$114	$92	$92

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate was adjusted from 43.363087 shares per one thousand dollar face value of the bonds at May 21, 2007, as the result of the extraordinary cash dividend distribution of $0.36 per share approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been in effect since May 19, 2008. The holders will also be able to redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. On

December 30, 2009 we repurchased 98 thousand bonds for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million.

As of December 31, 2009, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors Service	Standard & Poor’s

Zero Coupon Senior Convertible Bonds due 2013	WR(1)	NR
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

(1)	Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds.

We are also rated “A−” from Fitch on an unsolicited basis.

On February 6, 2009 Standard & Poor’s Rating Services lowered our senior debt rating from “A−” to “BBB+” and Moody’s Investors Service affirmed the Baa1 senior debt ratings and changed the outlook on the ratings to negative from stable.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The Floating Rate Senior Bonds issued by ST BV are collateralized with guarantee issued by us.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2009, and for each of the five years to come and thereafter, were as follows (1):

	Total	2010	2011	2012	2013	2014	Thereafter

Operating leases(2)	$481	$131	$98	$68	$43	$26	$115
Purchase obligations(2)	741	604	62	37	20	18	—
of which:
Equipment and other asset purchase	267	267	—	—	—	—	—
Foundry purchase	182	182	—	—	—	—	—
Software, technology licenses and design	292	155	62	37	20	18	—
Other obligations(2)	532	263	135	125	6	2	1
Long-term debt obligations (including current portion)(3)(4)(5) of which:	2,492	176	1,063	119	836	114	184
Capital leases(3)	19	8	4	2	2	2	1
Pension obligations(3)	317	41	21	28	28	37	162
Other non-current liabilities(3)	342	19	20	87	8	7	201
Total	$4,905	$1,234	$1,399	$464	$941	$204	$663

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.

(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2009.

(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2009.

(4)	See Note 14 to our Consolidated Financial Statements at December 31, 2009 for additional information related to long-term debt and redeemable convertible securities.

(5)	Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a result of our July 10, 2007 announcement relating to the planned closures of certain manufacturing facilities, the shutdown of plants in the United States is ongoing and negotiations with suppliers continue. As no final date for the closure has been set, some of the aforementioned contracts have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2010 to 2014 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to cooperation agreements.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. The outstanding long-term debt corresponding to the 2013 convertible debt was not material at December 31, 2009. See “Net financial position”.

Pension obligations and termination indemnities amounting to $317 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 15 to our Consolidated Financial Statements. As part of the FMG deconsolidation, we retained the obligation to fund the severance payment (“trattamento di fine rapporto”) due to certain transferred employees by the defined amount of about $32 million which qualifies as a defined benefit plan and was classified as an other non-current liability at December 31, 2009.

Other non-current liabilities include, in addition to the above-mentioned pension obligation, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include at December 31, 2009, following the FMG deconsolidation in 2008, a long-term liability for capacity rights amounting to $47 million. In addition, we and Intel have each granted in favor of Numonyx B.V., in which we hold a 48.6% equity investment through Numonyx, a 50% guarantee not joint and several, for indebtedness related to the financing arrangements entered into by Numonyx for a $450 million term loan and a $100 million committed revolving credit facility. We have estimated the guarantee to be $69 million based on the fair value of the term loan over 4 years, including the effect of savings provided by the guarantee. Upon the closing of the Numonyx deal with Micron, Numonyx will repay the full amount of its outstanding $450 million term loan, while simultaneously terminating our $225 million guarantee of its debt. Please refer to “Other developments”.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2009.

Financial Outlook

While we are reconfirming our target to have capital expenditures to remain in the range of 5 to about 7% of revenues, we expect a moderate increase compared to the $451 million spent in 2009 in order to keep pace with the sharp increase in customer demand. The most significant of our 2010 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) the increase of up to 3200 wafers per week in the capacity of our 300-mm fab in Crolles, and costs related to the preparation for an additional increase to 3600 wafers per week; (ii) the establishment of a 32nm R&D capability in Crolles; (iii) the completion of the program for front-end fabs, targeting the increased capacity in the Ang-Mo-Kio (Singapore) 150mm to 18K wafers per week; (iv) selective programs of robustness / mix change in our 200-mm fabs, mainly by installing tools transferred from internal sources; (v) the strengthening of proprietary technologies in our 200-mm fab in Agrate; and (vi) quality, safety, security, maintenance both in 6” and 8” front end fabs; (b) for the back-end facilities, the capital expenditures will mainly be dedicated to the capacity increase: (i) growth of our manufacturing presence in China (Longgang and Shenzhen) and the Philippines (Calamba); (ii) further consolidation of our presence in Malaysia (Muar); and (iii) specific investments in the areas of quality, environment, energy saving and (c) an overall capacity increase in wafers probing (EWS) for all product groups.

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

On February 23, 2011, holders will be able to call for the redemption of our 2016 convertible bonds, which we believe is likely to occur in view of current market prices, for an amount of $728 million. Furthermore, there could be possible financial needs for temporary bridge financing by the parent companies of the ST-Ericsson joint venture, the amount of which cannot be estimated at this stage.

Impact of Recently Issued U.S. Accounting Standards

See Note 2 to our Consolidated Financial Statements.

Equity investments

See Note 11 to our Consolidated Financial Statements.

Backlog and Customers

See “Item 4. Information on the Company — Backlog.”

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

Our Supervisory Board currently has the following nine members:

Name	Position	Year Appointed(1)		Term Expires	Age

Antonino Turicchi	Chairman	2008	(2)	2011	44
Gérald Arbola	Vice-Chairman	2004		2011	61
Raymond Bingham	Member	2007		2010	64
Douglas Dunn	Member	2001		2012	65
Didier Lamouche	Member	2006		2012	50
Didier Lombard	Member	2004		2011	68
Alessandro Ovi	Member	2007	(3)	2010	66
Bruno Steve	Member	1989		2011	68
Tom de Waard	Member	1998		2011	63

(1)	As a member of the Supervisory Board.

(2)	Mr. Turicchi was also a Supervisory Board member from 2005-2007.

(3)	Mr. Ovi was also a Supervisory Board member from 1994-2005.

At our annual shareholders’ meeting in 2010, the mandates of Messrs. Bingham and Ovi will expire. The mandates of Messrs. Arbola, de Waard, Lombard, Steve and Turicchi will expire at our annual shareholders’ meeting in 2011 and the mandates of Messrs. Dunn and Lamouche will expire at our annual shareholders meeting in 2012.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a Supervisory

Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website at http://www.st.com/stonline/company/governance/index.htm.

Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our annual shareholders’ meeting. Our Supervisory Board may make a proposal to our annual shareholders’ meeting for the suspension or dismissal of one or more of its members. The members of our Supervisory Board receive compensation as authorized by our annual shareholders’ meeting. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his term of office.

Biographies

Antonino Turicchi was re-appointed as a member of our Supervisory Board at our 2008 annual shareholders’ meeting on May 14, 2008. He was also appointed Chairman of our Supervisory Board at that time. Mr. Turicchi is the Chairman of our Supervisory Board’s Strategic Committee, as well as its Compensation Committee, and also serves on the Nomination and Corporate Governance Committee. Mr. Turicchi was the General Manager of Cassa Depositi e Prestiti from June 2002 until January 2009, and has been a member of the Supervisory Board of Numonyx since March 2008. Since 1994, Mr. Turicchi has held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted as the director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma; and from 2000 until 2003, he served on the board of EUR S.p.A. He also served as deputy chairman of Infrastrutture S.p.A. from December 2002 to January 2006 and he was previously a member of our Supervisory Board from March 2005 to April 2007.

Gérald Arbola was appointed to our Supervisory Board at our 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. Mr. Arbola was appointed the Vice-Chairman of our Supervisory Board on May 14, 2008. Mr. Arbola previously served as Chairman of our Supervisory Board from March 18, 2005 through May 13, 2008. Mr. Arbola serves on the Supervisory Board’s Compensation Committee, Strategic Committee and Nomination and Corporate Governance Committee. Mr. Arbola is now Managing Director of Areva S.A., where he had also served as Chief Financial Officer, and is a member of the Executive Board of Areva since his appointment on July 3, 2001, which was renewed on June 29, 2006. Mr. Arbola joined the AREVA NC group (ex Cogema) in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of AREVA NC in 1992. He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the board of directors of AREVA NC, AREVA NP, and Areva T&D Holdings. On July 22, 2008, he was nominated the director of the Suez Environment Company, and he has been co-President of the Areva Foundation since September 2006. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. He is the Chairman of the Board of Directors of FT1CI and was the Chairman, until his resignation on November 15, 2006, of the Supervisory Board of ST Holding, our largest shareholder. In addition, he has been Director of the CEA since July 24, 2009.

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

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard has been Chairman of the Audit Committee since 1999 and is also Chairman of the Nomination and Corporate Governance Committee. In addition, he serves on our Supervisory Board’s Compensation Committee. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and was the Managing Partner of Clifford Chance Amsterdam office from May 1, 2002 until May 1, 2005. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was

President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is the chairman of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and a member of its audit compensation and nominating committees. Mr. de Waard is a member of the board of the foundation “Stichting Sport en Zaken.”

Douglas Dunn has been a member of our Supervisory Board since 2001 and has served on the Audit Committee since such time. He also serves on the Strategic Committee. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired in 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips-LG LCD (Korea) (of which he is no longer a board member as of February 29, 2008), TomTom N.V. (Netherlands) and OMI, a privately-held company (Ireland) (which was sold in November 2007 and of which he is no longer a board member), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the audit committees of SOITEC and TomTom N.V., and a member of the Compensation Committee and Strategic Committee of SOITEC. In May 2009, Mr. Dunn was appointed to the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and is a member of its Audit and Compensation/Nomination Committees. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

Didier Lamouche has been a member of our Supervisory Board since 2006 and is a member of the Audit Committee. Dr. Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semiconductor technology. He has over 25 years experience in the semiconductor industry. Dr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, in 1998, he joined IBM as General Manager of the largest European semiconductor site in Corbeil (France) to lead its turnaround and transformation into a joint venture between IBM and Infineon: Altis Semiconductor. He managed Altis Semiconductor as CEO for four years. In 2003, Dr. Lamouche rejoined IBM and was the Vice President for Worldwide Semiconductor Operations based in New York (United States) until the end of 2004. Since February 2005, Dr. Lamouche has been the Chairman and CEO of Groupe Bull, a France-based global company operating in the IT sector. He is also a member of the Board of Directors of SOITEC, on whose audit committee he serves, and Atari.

Didier Lombard was first appointed to our Supervisory Board at our 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. He serves on the Compensation, Strategic and Nomination and Corporate Governance Committees of our Supervisory Board. Mr. Lombard has served as Chairman of France Telecom since March 2005. He was also Chief Executive Officer of France Telecom from March 2005 through February 2010. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also a member of the Board of Directors of Thales and Technicolor, one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our annual general shareholders’ meeting on March 18, 2005. He was reappointed to our Supervisory Board at the 2007 annual shareholders’ meeting and serves on the Strategic Committee. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been Special Advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director, and serves on the audit committee, of ENIA S.p.A. and Telecom Italia Media S.p.A. He is also a director of LandiRenzo Spa. Mr. Ovi is Life Trustee in Carnegie Mellon University and Member of the Board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of

Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Bruno Steve has been a member of our Supervisory Board since 1989 and has previously served as both its Chairman and Vice-Chairman. Mr. Steve currently serves on our Supervisory Board’s Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee. He was with Istituto per la Ricostruzione Industriale-IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of the Statutory Auditors of Selex Galileo S.p.A. He previously served as Chairman of the Statutory Auditors of Selex S.p.A. until December 2009 and as a member of the Statutory Auditors of Pirelli. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Supervisory Board Committees

Membership and Attendance.  As of December 31, 2009, the composition of our Supervisory Board’s committees was as follows: i) Mr. Tom de Waard is the Chairman of the Audit Committee, and Messrs. Raymond Bingham, Douglas Dunn, Didier Lamouche and Bruno Steve are all voting members; ii) Mr. Antonino Turicchi is the Chairman of the Compensation Committee, and Messrs. Gérald Arbola, Tom de Waard, Didier Lombard and Bruno Steve are members; iii) Mr. Tom de Waard is the Chairman of the Nomination and Corporate Governance Committee, and Messrs. Gérald Arbola, Didier Lombard, Bruno Steve and Antonino Turicchi are members; and, iv) Mr. Antonino Turicchi is the Chairman of the Strategic Committee, and Messrs. Gérald Arbola, Raymond Bingham, Douglas Dunn, Didier Lombard and Alessandro Ovi are members.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2009 is as follows:

					Nominating
					and
					Corporate
		Audit	Compensation	Strategic	Governance
Number of Meetings Attended in 2009	Full Board	Committee	Committee	Committee	Committee

Antonino Turicchi	13	—	3	1	1
Gérald Arbola	13	—	3	1	1
Raymond Bingham	13	11	—	1	—
Douglas Dunn	13	11	—	1	—
Didier Lamouche	9	11	—	—	—
Didier Lombard	11	—	3	1	1
Alessandro Ovi	13	—	—	1	—
Bruno Steve	13	9	2	—	—
Tom de Waard	12	11	3	—	1

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

The Audit Committee met 11 times during 2009 and, in addition, held several conference calls related to subjects that arose during the year. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, external and internal auditors. The Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes-Oxley Act. The Audit Committee also proceeded with its annual review of our internal audit function. The Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2009, and the results press release was published on January 27, 2010.

The Audit Committee approved the compensation of our external auditors for 2009 and provisionally approved the scope of their audit, audit-related and non-audit-related services for 2010.

At the end of each quarter, prior to each Supervisory Board meeting to approve our results and quarterly earnings press release, the Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act). The Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in our 2009 Form 20-F. Furthermore, the Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our annual shareholders’ meetings, which was held on May 20, 2009. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations.”

Also in 2009, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, the Audit Committee regularly discussed the progress of the implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

As part of each of its quarterly meetings our Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee.  Our Compensation Committee proposes to our Supervisory Board the compensation for our President and Chief Executive Officer and sole member of our Managing Board as well as for our Chief Operating Officer, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock-based compensation plans for our executive officers and key employees. The Compensation Committee met 3 times in 2009.

Among its main activities, the Compensation Committee: (i) agreed, jointly with the CEO, to propose a bonus for the CEO related to fiscal year 2008 equal to 75% of his base salary, given the difficult market conditions and the objectives that had been met; (ii) recommended the performance criteria which must be met by the CEO in order to benefit from the bonus that was approved by our 2009 Annual General Meeting of Shareholders as part of the Managing Board compensation policy, as well as the performance criteria to be met by our COO to be eligible for his 2009 bonus; and (iii) proposed performance criteria, which must be met by the CEO as well as all other employees participating in the employees stock award plans to benefit from such awards. In particular, the Compensation Committee recommended the performance targets for the base bonus of our CEO and COO be based on, among other factors, market share, introduction of new products, the budget for the second half of 2009, the Company’s share price versus SOX from July 29, 2009 through January 27, 2010, corporate governance and the restructuring program. The Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, also set the criteria for a special incentive bonus.

For the 2009 nonvested stock award plan, the Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income as compared against a panel of semiconductor companies and cash flow before acquisitions as well as cash restructuring costs, with the target to have it positive for the second half of 2009.

In addition, the Compensation Committee received presentations and discussed our succession planning for key employees.

Strategic Committee.  Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of strategic transactions. The Strategic Committee met only once in 2009, as several of the strategic discussions were extended to involve all Supervisory Board members and occurred at extended Supervisory Board meetings. Among its main activities, the Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee was created to establish the selection criteria and appointment procedures for the appointment of members to our Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. The Nominating and Corporate Governance Committee met once during 2009 to discuss modifications to the Supervisory Board

Charter for the Company’s joint ventures, recent developments in Dutch law regarding Dutch listed companies and preparations for the Annual General Meeting.

Secretariat and Controllers.  Our Supervisory Board appoints a Secretary and Vice Secretary as proposed by our Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is primarily to organize meetings, ensure the continuing education and training of our Supervisory Board members and to maintain record-keeping. Messrs. Bertrand Loubert and Luigi Chessa serve as Secretary and Vice Secretary, respectively, for our Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board. Our Chief Compliance Officer, Ms. Alisia Grenville, serves as the Executive Secretary of our Supervisory Board.

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

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, re-appointed in 2008 for a three-year term to expire at the end of our annual shareholders’ meeting in 2011, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Mr. Alain Dutheil serves as Chief Operating Officer, reporting to Mr. Bozotti. Since its creation in 1987, our managing board has always been comprised of a sole member. The member of our Managing Board is appointed for a three-year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three-year term, as defined in our Articles of Association (upon approval of at least three-quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

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

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regards to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly-owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly-owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft consolidated balance sheets and financial statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, ST Holding II, FT1CI, Areva, CDP or CEA; (vii) the key parameters of our 5-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly, semiannual and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semiannual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company (“ST Joint Venture Company”), which is a company (i) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions or (ii) in which we directly or indirectly participate and such participation has a value of at least one-third of our total assets according to the consolidated balance sheet and notes thereto in our most recently adopted (statutory) annual accounts.

Executive Officers

Our executive officers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. New corporate officers during 2009 and the first quarter of 2010 include: Paul Grimme, who joined the Company in September 2009 as Corporate Vice President and General Manager of the Automotive Product Group (APG) following Ugo Carena’s retirement; and Tjerk Hooghiemstra, who joined our company in February 2010 in the new position of Executive Vice-President, Chief Administrative Officer. In this role, Mr. Hooghiemstra reports to the President and CEO, Carlo Bozotti. We created this new position with the aim of generating synergies among many staff organizations, by optimizing the functions of Human Resources, Health & Safety, Education, Legal, Internal Communication, Security, and Corporate Responsibility.

From August 2, 2008 through November 1, 2009, our Chief Operating Officer, Alain Dutheil, was also the CEO of ST-NXP Wireless, and briefly acted as CEO of the new ST-Ericsson joint venture following the merger of ST-NXP Wireless with EMP. The current CEO of ST-Ericsson is Gilles Delfassy.

As of February 2010, our organizational chart is as follows:

As a company committed to good governance, we hold several corporate meetings on a regular basis. Such meetings, which involve the participation of several of our executive officers, include:

•	Corporate Operation Reviews (COR), which meets once per month to review monthly results and short term forecasts and involve the following executive officers/groups: CEO; COO; CFO; Infrastructures and Services; Product Quality Excellence; Manufacturing (Front-End and Back-End); TR&D; Regions; and Product Groups.

•	Corporate Strategic Committee meetings, which occur twice per quarter with the objective of defining the strategic directions of the Company. They are attended by the CEO, COO and the following executive officers: Orio Bellezza; Jean-Marc Chery; Andrea Cuomo; Carlo Ferro; Tjerk Hooghiemstra; Philippe Lambinet; Loic Liétar; and Carmelo Papa.

Our executive officers during 2009 were:

			Years in
			Semi-
		Years with	Conductor
Name	Position	Company	Industry	Age

Carlo Bozotti, Chairman	President and Chief Executive Officer	33	33	57
Alain Dutheil, Vice Chairman	Chief Operating Officer	26	40	64
Georges Auguste	Executive Vice President, Quality, Education and Sustainable Development	23	35	60
Orio Bellezza	Executive Vice President and General Manager, Front-End Manufacturing	26	26	50
Gian Luca Bertino	Corporate Vice President, Computer and Communications Infrastructure	12	23	50
Ugo Carena(1)	Corporate Vice President, Automotive Products Group	12	32	66
Marco Luciano Cassis	Corporate Vice President, Japan Region	22	22	46
Patrice Chastagner	Corporate Vice President, Human Resources	25	25	62
Jean-Marc Chery	Executive Vice President and Chief Technology Officer	25	25	49
Andrea Cuomo	Executive Vice President and General Manager, Sales & Marketing, Europe, Middle	26	26	55
	East and Africa
Claude Dardanne	Corporate Vice President, General Manager, Microcontrollers, Memories & Smartcards	27	30	57
Carlo Ferro	Executive Vice President, Chief Financial Officer	10	10	49
Alisia Grenville	Corporate Vice President, Chief Compliance Officer	2	2	42
Paul Grimme	Corporate Vice President and General Manager, Automotive Product Group	1	29	50
François Guibert	Corporate Vice President, President, Greater China & South Asia Region	29	32	56
Reza Kazerounian(2)	Corporate Vice President, North America Region	25	25	52
Otto Kosgalwies	Executive Vice President, Infrastructure and Services	26	26	54
Robert Krysiak	Corporate Vice President and General Manager, Greater China Region	27	27	55
Philippe Lambinet	Executive Vice President, General Manager, Home Entertainment & Displays Group	16	16	52
Loïc Lietar	Corporate Vice President, Corporate Business Development	24	24	47
Pierre Ollivier	Corporate Vice President and General Counsel	20	20	54
Carlo Ottaviani	Corporate Vice President, Communication	45	45	66
Carmelo Papa	Executive Vice President and General Manager, Industiral Multi-segment Sector	27	27	60
Jeffrey See	Executive Vice President, Central Packaging and Test Manufacturing	40	40	64
Thierry Tingaud(3)	Corporate Vice President, Emerging Markets Region	25	25	50

(1)	Retired in 2009.

(2)	As of April 2009, Mr. Kazerounian is no longer with the Company.

(3)	Mr. Tingaud left ST in February 2009.

Biographies of our Current Executive Officers

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

Alain Dutheil was appointed Chief Operating Officer in 2005, with the endorsement of the Supervisory Board. He is also the Vice Chairman of our Corporate Executive Committee. Prior to his appointment as COO, he served as Corporate Vice President, Strategic Planning and Human Resources from 1994 and 1992, respectively. After graduating in Electrical Engineering from the Ecole Supérieure d’Ingénieurs de Marseille (“ESIM”), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director in France in 1980 and Director of Operations for Portugal in 1982. He joined Thomson Semiconductors in 1983 as General Manager of a plant in Aix-en-Provence, France and then became General Manager of SGS-Thomson Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for Worldwide Back-end Manufacturing, in addition to serving as Corporate Vice President for Human Resources from 1992 until 2005. From August 2008 through January 2009, Mr. Dutheil acted as CEO for our joint venture ST-NXP Wireless, and from February 1, 2009 through November 15, 2009, was the CEO of ST- Ericsson.

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

Orio Bellezza, Executive Vice President and General Manager, Front-End Manufacturing, is responsible for all of our wafer fabrication operations and facilities. He graduated with honors in Chemistry from Milan University in 1983. He joined SGS-ATES in 1984 as a Process Engineer and after two years moved to the Central R&D department, where he worked first as a Development Engineer and later as the Process Integration Manager, responsible for submicron EPROM (Erasable Programmable Read-Only Memories) process technology modules. In 1996, Bellezza was named Director of the Agrate R1 Research and Development facility. In 2002, he was appointed Vice President of Central R&D and then in 2005 was named Vice President and Assistant General Manager of Front-End Technology and Manufacturing. Bellezza also served on the Board of the ST-Hynix memory-manufacturing joint venture established in Wuxi (China).

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

Marco Luciano Cassis is Corporate Vice President, Japan region. He graduated from the Polytechnic of Milan with a degree in Electronic Engineering. Cassis joined us in 1988 as a mixed-signal analog designer for car radio applications. In 1993, Cassis moved to Japan to support our newly created design center with his expertise in audio products. Then in 2000, Cassis took charge of the Audio Business Unit and a year later he was promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support, and customer services. In 2004, Cassis was named Vice President of Marketing for the automotive, computer peripheral, and telecom products. In 2005, he advanced to Vice President Automotive Segment Group and joined the Board of the Japanese subsidiary, STMicroelectronics K.K.

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

Jean-Marc Chery is our Executive Vice President and Chief Technology Officer, where his responsibilities include our corporate technology R&D, as well as the production at the Company’s 12” (300mm) Crolles wafer fab. He graduated from the National Superior School for Engineering, ENSAM France in 1984. He began his professional career in 1985 with MATRA SA in its Quality organization and by the end of 1986 had joined the Discrete Division of Thomson Semiconducteurs, located in Tours, where he remained until the beginning of 2001, first as Division Planning and Front-End Production Control Manager and later as the Front-End Operation Manager. Early in 2001, Chery joined our Central Front-End Manufacturing organization as General Manager of the Rousset 8” (200mm) plant, eventually assuming responsibilities for the 6” and 8” wafer fab operations at the site. In 2005, Chery successfully led our restructuring program for 6” front-end wafer manufacturing and he moved to Singapore, where, in 2006, his efforts earned him the responsibility for our Asia-Pacific Front-End Manufacturing operations and EWS (electrical wafer-sort) operations. In February 2009, he was appointed a member of ST-Ericsson’s Board of Directors. He is also Chairman of ST Microelectronics, Crolles 2, SAS, and, in September 2009, he was appointed a deputy of ST-Ericsson’s Board of Directors. Since October 2009, he has been in charge of Information communication Technology.

Andrea Cuomo is Executive Vice President and General Manager, Sales & Marketing, Europe, Middle East and Africa. After studying at Milano Politecnico in Nuclear Sciences, with a special focus on analog electronics, Mr. Cuomo joined us in 1983 as a System Testing Engineer, and from 1985 to 1989 held various positions to become Automotive Marketing Manager, then computer and industrial product manager . In 1989, Mr. Cuomo was appointed Director of Strategy and Market Development for the Dedicated Products Group, and in 1994 became Vice President of the Headquarters Region, responsible for Corporate Strategic Marketing and for Sales and Marketing to ST Strategic Accounts. In 1998, Mr. Cuomo was appointed as Vice President responsible for Advanced System Technology and in 2002, Mr. Cuomo was appointed as Corporate Vice President and Advanced System Technology General Manager. In 2004, he was given the additional responsibility of serving as our Chief Strategy officer and was promoted to Executive Vice President. Since 2008, he has been responsible for EVP, GM, EMEA and AST.

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

Carlo Ferro is Executive Vice President, Chief Financial Officer. Mr. Ferro has been serving as our CFO since May 2003. Mr. Ferro graduated with a degree in Business and Economics from the LUISS Guido Carli University in Rome, Italy in 1984, and has a professional qualification as a Certified Public Accountant in Italy. From 1984 through 1996, Mr. Ferro held a series of positions in finance and control at Istituto per la Ricostruzione Industriale-IRI S.p.A. (I.R.I), and Finmeccanica. Mr. Ferro served as one of our Supervisory Board Controllers from 1992 to 1996. Mr. Ferro was also a part-time university professor of Planning and Control until 1996. From 1996 to 1999, Mr. Ferro held positions at EBPA NV, a process control company listed on the NYSE, rising to Vice President Planning and Control and principal financial officer. Mr. Ferro joined us in June 1999 as Group Vice President Corporate Finance, overseeing finance and accounting for all affiliates worldwide, and served as Deputy CFO from April 2002 through April 2003. Mr. Ferro holds positions on the board of directors of several of our affiliates. He is also a part-time professor of finance at the University LUISS Guido Carli in Rome (Italy). As of February 1, 2009, he is a member of ST-Ericsson’s Board of Directors, as well as Chair of its Audit Committee. He is also the Chairman of Incard SA, our fully owned affiliate.

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

Paul Grimme was born in 1959 in Yankton, South Dakota, and graduated from the University of Nebraska (Lincoln) with a degree in Electrical Engineering and from the University of Texas (Austin) with a Master of Business Administration. Grimme began his career at Motorola, where he held positions of increasing responsibility in product engineering, marketing and operations management. He served as Corporate Vice President and General Manager of the 8/16-bit Products Division. In 1999, Grimme was promoted to Vice President and General Manager of the Advanced Vehicle Systems Division. He was later appointed Senior Vice President of the Transportation and Standard Products Group and continued in that role at Freescale Semiconductor after Motorola spun off its semiconductor business. Grimme also served as Senior Vice President and General Manager of Freescale Semiconductor’s Microcontroller Solutions Group. Grimme joined STMicroelectronics as Deputy General Manager of the Automotive Product Group in early 2009. Grimme was promoted as Corporate Vice President and General Manager of STMicroelectronics’ Automotive Product Group in September 2009.

François Guibert is Corporate Vice President, President, Greater China & South Asia Region. He was born in Beziers, France in 1953 and graduated from the Ecole Supérieure d’Ingénieurs de Marseilles in 1978. After three years at Texas Instruments, he joined Thomson Semiconducteurs in 1981 as Sales Manager Telecom. From 1983 to 1986, he was responsible for ICs and strategic marketing of telecom products in North America. In 1988 he was appointed Director of our Semi-custom Business for Asia Pacific and in 1989 he became President of ST-Taiwan. Since 1992 he has occupied senior positions in Business Development and Investor Relations and was Group Vice President, Corporate Business Development which includes M&A activities from 1995 to the end of 2004. In January 2005, Mr. Guibert was promoted to the position of Corporate Vice President, Emerging Markets Region and in October 2006, he was appointed to his current position. In 2008, Mr. Guibert was appointed a member of Veredus’ Board of Directors.

Tjerk Hooghiemstra is Executive Vice President, Chief Administrative Officer, responsible for the Company’s Human Resources, Health and Safety, Education, Legal, Internal Communication, Security, and Corporate Responsibility. He has held this position since February 2010 and is a member of our Corporate Strategic Committee. He began his career at AMRO Bank. Later he joined HayGroup, a leading global HR consultancy, where he rose through the ranks to become the European head of HayMcBer, the group’s HR and leadership development arm, in 1991. Five years later, Hooghiemstra joined Philips Consumer Electronics as Managing Director of Human Resources. In 2000, he was appointed a member of Royal Philips Electronics’ Group Management Committee, responsible for Corporate Human Resources of the 160,000-employee global electronics group. In this position, Hooghiemstra successfully developed global HR processes, policies and tools across all Philips’ businesses, establishing leading-edge talent and leadership development programs. In 2007-2009, Hooghiemstra served as Executive Vice President, Human Resources, at the Majid Al Futtaim retail and real-estate group in Dubai, UAE. Tjerk Hooghiemstra was born in Hoogeveen, The Netherlands in 1956. He graduated with a degree in Economics from the Erasmus University in Rotterdam, The Netherlands.

Otto Kosgalwies is Executive Vice President, Infrastructure and Services, with responsibility for all of our corporate activities related to Capacity Planning, Logistics, Procurement and Material Management, with particular emphasis on the complete supply chain between customer demand, manufacturing execution, inventory management, and supplier relations. Mr. Kosgalwies has been with us since 1984 after graduating with a degree in Economics from Munich University. From 1992 through 1995, he served as European Manager for Distribution, from 1995 to 2000 as Sales and Distribution Director for Central Europe, and since 1997 as CEO of our German subsidiary. In 2000, Mr. Kosgalwies was appointed Vice President for Sales and Marketing in Europe and General Manager for Supply Chain Management, where he was responsible at a corporate level for the effective flow of goods and information from suppliers to end users. In December 2007, he was promoted Executive Vice President and became responsible for capacity and investment planning at the corporate level.

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

Philippe Lambinet is Executive Vice President, General Manager Home Entertainment & Displays Group. He graduated from the Paris Ecole Supérieure d’Electricité in 1979 with a Master’s Degree in Electronics. He began his professional career as a software engineer with Control Data Corporation in 1979 and in 1980 joined Thomson’s semiconductor subsidiary EFCIS to work in Application Enginering. He later supervised ASIC Operations at Thomson’s Mostek Corporation in Carrollton, Texas and in 1990 took charge of design and marketing for Mixed Signal Semi-custom Products within the Company’s Programmable Products Group. In 1997, he became Group Vice President and General Manager of the Digital Video Division. He then joined Advanced Digital Broadcast Group (ADB) as CEO of ADB-SA and became COO of ADB Holdings SA and Vice Chairman.

Loïc Liétar is a Corporate Vice President and Chief Strategic Officer of STMicroelectronics, and has held this position since January 2008. He is responsible for the Company’s Strategic Planning, Corporate Business Development, and Corporate Communication (since February 2010). Liétar also sits on the Board of Directors of ST-Ericsson. Liétar joined Thomson Semiconducteurs, a predecessor company to STMicroelectronics, in 1985. After working in R&D Management and Marketing, he was appointed Director of the Company’s Advanced Systems Technology (AST) labs in the US in 1999. Four years later, Liétar became General Manager of ST’s Cellular Terminals Division, and later moved to head the Application Processor Division, which brought to market ST’s leading-edge Nomadik mobile multimedia processor. In 2006, he was appointed Group Vice President, Strategies, and contributed to establishing ST’s R&D partnership with IBM and two joint ventures — the Numonyx flash-memory joint venture with Intel and ST-Ericsson, combining the wireless operations of ST, NXP and Ericsson. Liétar sits on the Board of Directors of the Global Semiconductor Alliance (GSA). Loïc Liétar was born in Paris, France, in 1962. He graduated with degrees in Engineering and Microelectronics from the École Polytechnique and Orsay University in Paris, respectively, and holds an MBA from Columbia University, New York.

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

Carlo Emanuele Ottaviani is Corporate Vice President, Communication. He began his career in 1965 in the Advertisement and Public Relations Office of SIT-SIEMENS, today known as ITALTEL. He later had responsibility for the activities of the associated semiconductor company ATES Electronic Components. ATES merged with the Milan-based SGS in 1971, and Mr. Ottaviani was in charge of the advertisement and marketing services of the newly formed SGS-ATES. In 1975, he was appointed Head of Corporate Communication worldwide, and has held this position since that time. In 2001, Mr. Ottaviani was appointed by STMicroelectronics Foundation, an independent charitable organization, as its President.

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

Compensation

Pursuant to the decisions adopted by our shareholders at the annual shareholders’ meeting held on May 14, 2008, the aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2009 was €993,875 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors’ Fees

Antonino Turicchi	€146,875
Gérald Arbola	€146,875
Raymond Bingham	€98,375
Douglas Dunn	€96,875
Didier Lamouche	€86,250
Didier Lombard	€88,125
Alessandro Ovi	€75,875
Bruno Steve	€97,375
Tom de Waard(1)	€157,250

Total	€993,875

(1)	Compensation, including attendance fees of $2,000 per meeting of our Supervisory Board or committee thereof, was paid to Clifford Chance LLP.

We do not have any service agreements with members of our Supervisory Board.

The total amount paid as compensation in 2009 to our executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO as well as executive officers employed by us during 2009, was approximately $15.3 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $10.6 million. Within such amount, the remuneration of our current sole member of our Managing Board and President and CEO in 2009 was:

Sole Member of Our Managing Board and			Non-cash
President and CEO	Salary(2)	Bonus(1)	Benefits(3)	Total

Carlo Bozotti	$933,474	$649,755	$884,662	$2,467,891

(1)	The bonus paid to the sole member of our Managing Board and President and CEO during the 2009 financial year was approved by the Compensation Committee, and approved by the Supervisory Board in respect of the 2008 financial year, based on fulfillment of a number of pre-defined objectives for 2008.

(2)	Our Supervisory Board, upon the recommendation of our Compensation Committee, approved an annual salary for 2009 for our Managing Board and President and CEO of $700,000, with an exchange rate for the salary paid in Euro fixed at €1.00 to $1.20 and an exchange rate for the salary paid in Swiss Francs of approximately CHF 1.00 to $0.90.

(3)	Including stock awards, employer social contributions, company car allowance and miscellaneous allowances.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders’ meeting on May 14, 2008 for a three-year period. At our annual shareholders’ meeting in 2011, the mandate of Mr. Bozotti will expire. In each of the years 2007, 2008 and 2009, Mr. Bozotti was granted, in accordance with the compensation policy approved by the shareholders’ meeting, up to 100,000 nonvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

In 2009, our Supervisory Board approved the terms of Mr. Bozotti’s employment by us, which are consistent with the compensation policy approved by our 2005 annual shareholders’ meeting. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, EIP, Pension and other items covered by the compensation policy approved by our shareholders.

Consistent with this compensation policy, the Supervisory Board, upon the recommendation of its compensation committee, set the criteria to be met for Mr. Bozotti for attribution of his 2009 bonus (based on new product introductions, market share and budget targets, as well as corporate governance initiatives). The Supervisory Board, however, has not yet determined the amount of the CEO bonus for 2010.

With regard to Mr. Bozotti’s 2008 nonvested stock awards, the Supervisory Board, upon the recommendation of its Compensation Committee, noted that only two out of the three performance criteria linked to sales, operations, income and return on net assets had been met under the Employee stock award Plan and concluded that Mr. Bozotti was entitled to 66,666 stock awards, which vest as defined by the Plan one year, two years and three years, respectively, after the date of the grant, provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2009 stock awards, the Supervisory Board upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board, however, has not yet determined whether the performance criteria which condition the vesting (and which, like for all employees benefiting from nonvested share awards, are linked to sales, operations, income and return on net assets) have been met.

During 2009, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. In respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2009 we made a contribution of $0.3 million to the plan of our current President and Chief Executive Officer, $0.6 million to the plan of our Chief Operating Officer, and $0.4 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2009 and no longer salaried in 2009 were $0.5 million.

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

The current members of our Executive Committee and the Managing Board were covered in 2009 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2009 to provide pension, retirement or similar benefits for our Executive Committee and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $3.3 million, which includes statutory employer contributions for state-run retirement, similar benefit programs and other miscellaneous allowances.

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

Pursuant to the shareholders’ resolutions adopted by our 2007, 2008 and 2009 annual shareholders’ meeting, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	amended grants pursuant to the 2005 stock-based compensation plan for Supervisory Board members and professionals at our 2007 annual shareholders’ meeting;

•	adopted our 2007 nonvested Stock Award Plan for Executives and Key Employees (the “Employee USA Plan”) with the goal of enhancing our ability to retain key employees and motivate them to work to create shareholder value and, in addition, approved vesting conditions linked to our future performance and continued service with us;

•	approved, for a five year period, our 2008 nonvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us; and

•	approved conditions relating to our 2009 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance.

We use our treasury shares to cover the stock awards granted under the Employee USA Plans in 2007, 2008 and 2009. As of December 31, 2009, 3,532,201 stock awards granted in relation to the 2007, 2008 and 2009 plans had vested, leaving 31,985,739 treasury shares outstanding. The 2009 Employee nonvested stock award plan generated an additional charge of $7.8 million in the consolidated statements of income for 2009, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

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

In 2005, our shareholders at our annual shareholders’ meeting approved a modification to our 2001 Stock Option Plan so as to provide the grant of up to four million nonvested stock awards instead of stock options to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards instead of stock options to our President and CEO. A total of 4,159,915 shares have been awarded pursuant to the modification of such Plan, which include shares that were awarded to employees who subsequently left our

Company thereby forfeiting their awards. Certain forfeited share awards were subsequently awarded to other employees.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the nonvested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding but nonvested as of December 31, 2009.

2001 Plan (Employees)
April 25, 2001
(outstanding grants)

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7

Date of the grant	27-Apr-01	4-Sep-01	1-Nov-01	2-Jan-02	25-Jan-02	25-Apr-02	26-Jun-02
Total Number of Shares which may be purchased	9,521,100	16,000	61,900	29,400	3,656,103	9,708,390	318,600
Vesting Date	27-Apr-03	4-Sep-03	1-Nov-03	2-Jan-04	25-Jan-03	25-Apr-04	26-Jun-04
Expiration Date	27-Apr-11	4-Sep-11	1-Nov-11	2-Jan-12	25-Jan-12	25-Apr-12	26-Jun-12
Exercise Price	$39.00	$29.70	$29.61	$33.70	$31.09	$31.11	$22.30
Terms of Exercise	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	27-Apr-03	4-Sep-03	1-Nov-03	2-Jan-04	25-Jan-03	25-Apr-04	26-Jun-04
	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	27-Apr-04	4-Sep-04	1-Nov-04	2-Jan-05	25-Jan-04	25-Apr-05	26-Jun-05
	36% on 27-Apr-05	36% on 4-Sep-05	36% on 1-Nov-05	36% on 2-Jan-06		36% on 25-Apr-06	36% on 26-Jun-06
Number of Shares to be acquired with Outstanding Options as of December 31, 2009	7,309,350	0	43,500	19,400	2,709,996	7,661,061	123,706
Held by Managing Board/Executive Officers	323,500	0	0	0	126,300	335,030	0

2001 Plan (Employees) (continued)
April 25, 2001
(outstanding grants)

	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17

Date of the grant	1-Aug-02	17-Dec-02	14-Mar-03	3-Jun-03	24-Oct-03	2-Jan-04	26-Apr-04	1-Sep-04	31-Jan-05	17-Mar-05
Total Number of Shares which may be purchased	24,500	14,400	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	1-Aug-04	17-Dec-04	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
Expiration Date	1-Aug-12	17-Dec-12	14-Mar-13	3-Jun-13	24-Oct-13	2-Jan-14	26-Apr-14	1-Sep-14	31-Jan-15	17-Mar-15
Exercise Price	$20.02	$21.59	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1-Aug-04	17-Dec-04	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1-Aug-05	17-Dec-05	14-Mar-06	3-Jun-06	24-Oct-06	2-Jan-07	26-Apr-07	1-Sep-07	31-Jan-08	17-Mar-08
	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on
	1-Aug-06	17-Dec-06	14-Mar-07	3-Jun-07	24-Oct-07	2-Jan-08	14-Mar-08	1-Sep-08	31-Jan-09	17-Mar-09
Number of Shares to be acquired with Outstanding Options as of December 31, 2009	13,100	14,400	9,298,738	167,950	112,150	11,700	9,886,815	110,666	17,300	6,000
Held by Managing Board/ Executive Officers	0	0	402,200	0	31,000	0	486,400	0	0	0

2006 nonvested Stock Award Plan

In 2006, our shareholders at our annual shareholders’ meeting approved the grant of up to five million nonvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,131,640 shares have been awarded under such plan as of December 31, 2009, out of which none remain outstanding as of December 31, 2009.

2007 nonvested Stock Award Plan

In 2007, our shareholders at our annual shareholders’ meeting approved the grant of up to six million nonvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,911,840 shares have been awarded under such plan as of December 31, 2009, out of which up to 1,601,328 remain outstanding but nonvested as of December 31, 2009.

2008 nonvested Stock Award Plan — 2008 Allocation

In 2008, our shareholders at our annual shareholders’ meeting approved the grant of up to six million nonvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,773,705 shares have been awarded under such Plan as of December 31, 2009, out of which up to 1,411,702 remain outstanding but nonvested as of December 31, 2009.

2009 nonvested Stock Award Plan — 2009 Allocation

In 2009, our shareholders at our annual shareholders’ meeting approved the grant of up to six million nonvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,583,540 shares have been awarded under such allocation as of December 31, 2009, out of which up to 5,540,740 remain outstanding but nonvested as of December 31, 2009.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board has approved the conditions which shall apply to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2009, and to the continued presence at the defined vesting dates in 2010, 2011 and 2012 of the beneficiaries of the nonvested stock awards.

Furthermore, the Compensation Committee, on behalf of the entire Supervisory Board and with the approval of the entire Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed for 2009 six million shares.

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

2002 Stock Option Plan for members and professionals of our Supervisory Board.  A 2002 plan was adopted on March 27, 2002 (the “2002 Stock Option Plan”). Pursuant to this 2002 Plan, the annual shareholders’ meeting authorized the grant of 12,000 options per year to each member of our Supervisory Board during the course of his three-year tenure (during the three-year period from 2002-2005), and 6,000 options per year to all of the professionals. Pursuant to the 1999 and 2002 Plans, stock options for the subscription of 819,000 shares were granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of our Supervisory Board under the 1999, and 2002 Stock Option Plans as shown in the table below:

1999 and 2002 Plans
(for Supervisory Board Members and Professionals)
(outstanding grants)

Date of Annual	May 31, 1999		March 27, 2002
Shareholders’ Meeting	Tranche 2	Tranche 3	Tranche 1	Tranche 2	Tranche 3

Date of the grant	16-Jun-00	27-Apr-01	25-Apr-02	14-Mar-03	26-Apr-04
Total Number of Shares which may be purchased	103,500	112,500	132,000	132,000	132,000
Vesting Date	16-Jun-01	27-Apr-02	25-May-02	14-Apr-03	26-May-04
Expiration Date	16-Jun-08	27-Apr-11	25-Apr-12	14-Mar-13	26-Apr-14
Exercise Price	$62.01	$39.00	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2009	0	90,000	108,000	108,000	132,000

At December 31, 2009, options to purchase a total of 90,000 common shares were outstanding under the 1999 Stock Option Plan and options to purchase 348,000 common shares were outstanding under the 2002 Supervisory Board Stock Option Plan.

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

In 2005, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2008. In 2006, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2009. In 2007, 165,000 shares were granted to the beneficiaries under such plan, out of which 45,000 were outstanding as of December 31, 2009.

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock-Based Compensation Plan as of December 31, 2009. See Note 16 to our Consolidated Financial Statements.

	2005	2006	2007

Total number of Shares outstanding	0	0	45,000
Expiration date	25-Oct-15	29-Apr-16	28-Apr-17

2008, 2009 and 2010 Stock-based Compensation for members and professionals of the Supervisory Board.  Our 2008 annual shareholders’ meeting approved the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our share. In 2008, 165,000 shares were granted to the beneficiaries under such plan, out of which 95,000 were outstanding as of December 31, 2009. In 2009, 165,000 shares were granted to the beneficiaries under such plan, out of which 157,500 were outstanding as of December 31, 2009.

The table below reflects the grants to the Supervisory Board members and professionals under the 2008 Stock-Based Compensation Plan as of December 31, 2009. See Note 16 to our Consolidated Financial Statements.

	Plan 2008	Plan 2009

Total number of Shares outstanding	95,000	157,500
Expiration date	14-May-18	20-May-19

Employees

The tables below set forth the breakdown of employees, including the employees of the consolidated entities of ST-Ericsson JVS, by main category of activity and geographic area for the past three years.

	At December 31,
	2009	2008	2007

France	10,960	10,790	10,560
Italy	8,290	8,200	10,090
Rest of Europe	3,200	2,320	1,730
United States	2,000	3,250	3,120
Mediterranean (Malta, Morocco, Tunisia)	4,630	5,840	6,990
Asia	22,480	21,410	19,690

Total	51,560	51,810	52,180

	At December 31,
	2009	2008	2007

Research and Development	12,330	11,900	10,570
Marketing and Sales	2,640	2,670	2,870
Manufacturing	31,300	32,290	33,520
Administration and General Services	2,560	2,470	2,570
Divisional Functions	2,730	2,480	2,650

Total	51,560	51,810	52,180

Our future success, particularly in a period of strong increased demand, will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are represented at several of our manufacturing facilities. We use temporary employees, if required, during production spikes and, in Europe, during summer vacations. We have not experienced any significant strikes or work stoppages in recent years. Management believes that our relations with employees are good.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of February 15, 2010:

	Common Shares Owned
Shareholders	Number	%

ST Holding II	250,704,754	27.54
Public	542,946,425	59.64
Brandes Investment Partners(1)	66,620,387	7.32
Capital World Investors(2)	18,050,000	1.98
Treasury shares	31,985,739	3.52
Total	910,307,305	100

(1)	According to information filed February 12, 2010 on Schedule 13G, Brandes Investment Partners’ shares in our company are beneficially owned by the following group of entities: Brandes Investment Partners, L.P., Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby.

(2)	At December 31, 2008, Capital World Investors held 5.4% of our shares. As of December 31, 2009, it held less than 5% of our shares and has ceased to be a major shareholder of our company.

Our principal shareholders do not have different voting rights from those of our other shareholders.

ST Holding II is a wholly owned subsidiary of ST Holding. As of December 31, 2009, FT1CI (the “French Shareholder”), controlled by Areva and CEA, and CDP (the “Italian Shareholder”), directly held 50% each in ST Holding. The indirect interest of FT1CI and CDP in us is split on a 50%-50% basis. Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI and CDP each indirectly held 125,352,377 of our common shares, representing 13.7% of our issued share capital as of December 31, 2009. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of FT1CI or CDP will decrease or, as the case may be, increase the indirect interest of respectively FT1CI or CDP in our issued share capital. FT1CI was formerly a jointly held company set up by Areva and France Telecom to control the interest of the French shareholders in ST Holding. Following the transactions described below, Areva and CEA are, as of December 31, 2009, the sole shareholders of FT1CI. Following CDP’s acquisition of all of Finmeccanica’s remaining shares in our company in December 2009, Finmeccanica no longer has a shareholding in ST Holding. Areva (formerly known as CEA-Industrie) is a corporation controlled by CEA. Areva is listed on Euronext in the form of Investment Certificates. CEA is a French government funded technological research organization. CDP is an Italian financial institution 70% owned by the Italian Ministero dell’Economia e delle Finanze (the “Ministry of Economy and Finance”) and 30% owned by a consortium of 66 Italian banking foundations.

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

	Common Shares Owned
	Number	%

December 31, 2009	250,704,754	27.5
December 31, 2008	250,704,754	27.5
December 31, 2007	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CEA, CDP or FT1CI may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2009:

(1)	In addition to the 27.5% held by ST Holding and the 68.9% held by the Public, 3.5% are held by us as Treasury Shares.

Finmeccanica Finance, a subsidiary of Finmeccanica, has issued €501 million aggregate principal amount of exchangeable notes, exchangeable into up to 20 million of our existing common shares due 2010 (the “Finmeccanica Notes”). Finmeccanica has entered into a call option arrangement with Deutsche Bank for a corresponding amount of our shares in the event the notes become exchangeable. As of December 31, 2009, none of the Finmeccanica Notes had been exchanged for our common shares.

On December 17, 2009, CDP acquired all of Finmeccanica’s remaining 33,707,436 shares in us, held indirectly through ST Holding. Following this transaction, Finmeccanica no longer holds any of our shares, whether indirectly through ST Holding or directly, and is no longer a party to the STH Shareholders’ Agreement and all of its rights related thereto have been transferred to CDP.

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

Shareholders’ Agreements

STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008. The February 26, 2009 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are Areva, CEA, CDP and FT1CI. Following CDP’s acquisition of all of Finmeccanica’s shares in us, held directly through ST Holding, Finmeccanica is no longer a party to the STH Shareholders’ Agreement and all of its rights and obligations related thereto have been transferred to CDP.

Pursuant to the terms of the STH Shareholders’ Agreement and for the duration of such agreement, FT1CI, on the one hand, and CDP, on the other hand, have agreed to maintain equal interests in our share capital. See further details below.

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

Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance of the indirect interests in us between FT1CI and CDP (FT1CI and CDP are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” is defined as (i) a period through March 17, 2011, provided that each STH Shareholder owns at all times a voting stake at least equal to 10.5% of our issued and outstanding shares, and (ii) subject to the aforementioned condition, thereafter as long as each STH Shareholder owns at any time, including as a result of the exercise of the “Re-balancing Option” (as defined below), a voting stake equal to at least 47.5% of the total voting stakes. During the Balance Period, each of FT1CI and CDP has an option to rebalance their shareholdings, referred to as the “Rebalancing Option”, as further described below.

During the Balance Period, the STH Shareholders agree that the holding company will have a managing board comprised of two members (one member designated by FT1CI, and one designated by CDP) and a supervisory board comprised of six members (three designated by FT1CI and three designated by CDP). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between CDP on the one hand and FT1CI on the other hand. The current Chairman is Mr. Matteo del Fante.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of our Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and those by us; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and those of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and CDP or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.

With regards to STMicroelectronics N.V., during the Balance Period: (i) each of the STH Shareholders (FT1CI on the one hand, and CDP on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our annual shareholders’ meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to our annual shareholders’ meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our annual shareholders’ meeting. The STH Shareholders also agreed that the Chairman of our Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice Chairman of our Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of the Vice Chairman be entitled to propose the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of our Supervisory Board.

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

Disposals of our Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. ST Holding II may enter into escrow arrangements with STH Shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH Shareholders that dispose of our shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake, provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI, ST Holding or ST Holding II to any of our top ten competitors, or any company that controls such competitor.

Re-adjusting and Re-balancing options

The STH Shareholders’ Agreement provides that the parties have the right, subject to certain conditions, to re-balance their indirect holdings in our shares to achieve parity between FT1CI on the one hand and CDP on the other hand. If at any time prior to March 17, 2011, the voting stake in us of one of the STH Shareholders (FT1CI on the one hand, and CDP on the other hand) falls below 10.5% due either to (a) the exchange by a third party of any exchangeable instruments issued by an STH Shareholder or (b) to an issuance by us of new shares subscribed to by a third party, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a “Re-adjusting Option.” In such case, the STH Shareholders will cause the holding company to purchase the number of our common shares necessary to increase the voting stake of such STH Shareholder to 10.5% of our issued and outstanding share capital.

If by three months prior to March 17, 2010, the Balance Period has not already expired and if on such date the voting stake of one of the STH Shareholders (FT1CI on the one hand, and CDP on the other hand) has fallen below 47.5% of the total voting stake in ST Holding, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a “Re-balance Option” no later than 30 Business Days prior to March 17, 2011. In such case, the STH Shareholders will cause the holding company to purchase before March 17, 2011 the number of our common shares necessary to re-balance at 50/50% the respective voting stakes of the STH Shareholders.

Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and CDP, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

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

Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The STH Shareholders’ Agreement will remain in force as long as CDP, on the one hand, and any of Areva, FT1CI or CEA, on the other hand, are shareholders of the holding company.

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

Other Shareholders’ Agreements

Italian Shareholders’ Pact

In connection with the transfer of an interest in ST Holding from Finmeccanica to CDP, Finmeccanica and CDP entered into a shareholders’ pact (the “Italian Shareholders’ Pact”) on November 26, 2004 setting forth the rights and obligations of their respective interests as shareholders of ST Holding. Pursuant to the terms of the Italian Shareholders’ Pact, CDP became a party to the STH Shareholders’ Agreement and had the right to exercise certain corporate governance rights in the Company previously exercised by Finmeccanica under the STH Shareholders’ Agreement.

Following CDP’s acquisition in December 2009 of all of Finmeccanica’s remaining shares in us, held indirectly through ST Holding, Finmeccanica’s rights granted under the STH Shareholders’ Agreement have been transferred to CDP and the Italian Shareholders’ Pact has been terminated.

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

Related Party Transactions

One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman of France Telecom and a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of our Supervisory Board members are non-executive directors of Soitec, one of our Supervisory Board members is the CEO of Groupe Bull, one of the members of the Supervisory Board is also a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor, Flextronics and a subsidiary of Groupe Bull. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arms-length basis in line with market practices and conditions.

For the years ended, December 31, 2009 December 31, 2008 and December 31, 2007, our related party transactions were primarily with our significant shareholders, or their subsidiaries and companies in which our management perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom, Equant, Orange, Finmeccanica, CDP, Flextronics, Oracle and Technicolor. In addition, our CEO, Carlo Bozotti is Chairman of the Supervisory Board of Numonyx, the flash memory joint venture we set up with Intel and Francisco Partners effective March 30, 2008. Mr. Turicchi also serves on the Supervisory Board of Numonyx.

See Note 26 for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity investments.

Item 8.	Financial Information

Financial Statements

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license to patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology.”

In September 2009, we and SanDisk settled our dispute on amicable and confidential terms. The related matters have been dismissed with prejudice.

We are a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera filed suit against us, adding us as a co-defendant, with several other semiconductor companies to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court of the Northern District of California. Tessera is claiming that our BGA packages infringe certain patents owned by Tessera, and that our U.S. affiliate, ST Inc. (“ST Inc.”), has breached the terms of a license agreement with Tessera.

On May 15, 2007, Tessera filed a complaint with the International Trade Commission (“ITC”) against us, ATI Technologies, Freescale, Motorola, Qualcomm and Spansion claiming infringement of two Tessera U.S. patents, 5,892,326 and 6,433,419 (the “326” and “419” patents), and seeking an exclusion order against infringing products. Since the beginning of the ITC investigation, the proceedings filed in California in January 2006 have been stayed.

Several claims contained in the ‘419 and ‘326 patents asserted in the ITC lawsuit are under final rejection notice by the U.S. Patent and Trademark Office, and the two patents are set to expire in September 2010.

The Initial Determination from the Administrative Law Judge (“ALJ”) at the ITC ruled that the ‘326 and ‘419 patents were valid but not infringed. However, the ITC subsequently reversed the ALJ’s decision, ruling that the patents were valid and infringed and ordering a partial exclusion order applicable to the importation into the U.S. of “infringing products”. We were not concerned by the May 2009 ITC exclusion order because our products are imported into the United States by ST Inc., which has a preexisting license agreement with Tessera. The ITC’s ruling is currently under appeal with the Court of Appeals of the Federal Circuit.

We are a party to a dispute with Credit Suisse Securities and Credit Suisse Group concerning Auction Rate Securities.

In February 2008, we instituted arbitration proceedings against Credit Suisse Securities (“Credit Suisse”) in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit-linked notes (the “Unauthorized Securities”) instead of the federally guaranteed student loan securities that we had instructed Credit Suisse to purchase. On February 12, 2009, an arbitration panel of the FINRA awarded us approximately $406 million in compensatory and consequential damages, plus interest, in exchange for the transfer of all of the Unauthorized Securities back to Credit Suisse. On February 17, 2009, we filed a petition in the United States District Court for the Southern District of New York (the “Court”) seeking confirmation and enforcement of the FINRA award. Credit Suisse has responded by seeking to vacate the FINRA award. All required written submissions have to date been filed with the court by us and Credit Suisse, and the court may rule at any time. We have also filed a claim against Credit Suisse Group in the United States District Court of the Eastern District of New York.

We are a party to arbitration proceedings following a complaint filed by NXP Semiconductors.

On December 4, 2009, we were notified, by the International Chamber of Commerce, of a request for arbitration filed by NXP Semiconductors Netherlands BV “NXP” against us, claiming alleged compensation in excess of $46 million for “underloading costs”. Such costs are, according to NXP allegedly due pursuant to a manufacturing services agreement entered into between NXP and ST-NXP Wireless in August 2008, at the time of the creation of the the wireless semiconductor products joint venture with NXP. On February 12, 2010, we filed our answer to the claim, which we are contesting vigorously. The arbitration tribunal has recently been constituted and its first meeting to decide how to proceed and rule has yet to be established.

Other matters:

On October 21, 2008, the EU Commission proceeded to a dawn raid at our Montrouge premises near Paris, France, based on an investigation being conducted by the EU Commission on alleged anti-competitive practices pertaining to the manufacture of integrated circuits for smartcards.

The Commission believes that the main manufacturers of ICs for smartcards may have been in contact and exchanged confidential information on future pricing, prices to certain customers, future production capacities, and plans for new products during a period between January 1999 and November 2006.

We have offered to support the EU in the pursuit of its investigation. We have not received any further communication from the EU since October 21, 2008.

We record a provision when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us. Legal costs associated with claims are expensed as incurred.

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

We also perform annual assessments through an external consultant of our risk exposure in the field of property damage/business interruption in our production sites, to assess potential losses and actual risk exposure. Such assessments are provided to our underwriters. We do not own or operate any insurance captive, which acts an insurer for our own risks, although we may consider such an option in the future.

Reporting Obligations in IFRS

We are incorporated in the Netherlands and our shares are listed on Euronext and Borsa Italiana. Consequently, we are subject to an EU regulation issued on September 29, 2003 requiring us to report our results of operations and Consolidated Financial Statements using IFRS. As from January 1, 2009 we are also required to prepare a semi-annual set of accounts using IFRS reporting standards.

We use U.S. GAAP as our primary set of reporting standards, as U.S. GAAP has been our reporting standard since our creation in 1987. Until the SEC adopted rules allowing foreign private issuers to file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP, U.S. GAAP was the sole admitted reporting standard for companies like us whose shares are listed on the NYSE.

The obligation to report our Consolidated Financial Statements under IFRS requires us to prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting could materially increase the complexity of our investor communications. Given this risk, and the complexity of maintaining and reviewing two sets of accounts, we are considering reporting primarily under IFRS at some point in the future.

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

In the past five years, we have paid the following dividends:

•	On May 20, 2009, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2008 of $0.12.

•	On May 14, 2008, our shareholders adopted the payment of a quarterly cash dividend with respect to the year ended December 31, 2007 of $0.36.

•	On April 26, 2007, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2006 of $0.30.

•	On April 27, 2006, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2005 of $0.12 per share.

•	On March 18, 2005, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2004 of $0.12 per share.

Future dividends will depend on our capacity to generate profitable results, our profit situation, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important.

Item 9.	Listing

Trading History of the Company’s Shares

Since 1994, our common shares have been traded on the NYSE under the symbol “STM” and on Euronext (formerly known as ParisBourse) and were quoted on SEAQ International. On June 5, 1998, our common shares were also listed for the first time on the Borsa Italiana (Italian Stock Exchange), where they have been traded since that date.

Since November 12, 1997, our common shares have been included in the CAC 40, the main benchmark for Euronext which tracks a sample of 40 stocks selected from among the top 100 market capitalization and the most active stocks listed on Euronext, and which is the underlying asset for options and futures contracts. The base value was 1,000 at December 31, 1987.

On December 1, 2003, the CAC 40 index shifted to free-float weightings. As of this date, the CAC 40 weightings are based on free-float capitalization instead of total market capitalization. On February 21, 2005, Euronext created a new range of indices; along with four existing indices including the CAC 40, six new indices have been created.

On March 18, 2002, we were admitted into the S&P/MIB (formerly the MIB 30 Index), which was comprised of the 40 leading stocks, based upon their industry, market capitalization and liquidity, listed on the Borsa Italiana. It featured free-float adjustment, high liquidity and broad, accurate representation of market performance based on the leading companies in leading industries. On June 1, 2009, the Borsa Italiana introduced a new series of indexes and, as a result, our shares were included in the new FTSE MIB Index, which replaced the S&P/MIB Index. The new FTSE MIB Index is still comprised of 40 leading stocks, selected on the basis of their market capitalization, liquidity, free float and financial viability. On January 29, 2010, the Borsa Italiana announced the introduction of a new index, the FTSE MIB Dividend Index. This new index relies on the composition of the FTSE MIB Index, to which we belong, and will comprise the cumulative value of ordinary gross dividends announced and paid by the individual constituents of the underlying FTSE MIB Index, calculated in terms of index points.

On June 23, 2003, we were admitted into the SOX. The SOX is a widely followed, modified capitalization-weighted index composed of companies primarily involved in the design, distribution, manufacture and sale of semiconductors.

The tables below indicate the range of the high and low prices in U.S. dollars for the common shares on the NYSE, and the high and low prices in Euros for the common shares on Euronext, and the Borsa Italiana annually for the past five years, during each quarter in 2007 and 2008, and monthly for the past 18 months. In December 1994, we completed our Initial Public Offering of 21,000,000 common shares at an initial price to the public of $22.25 per share. On June 16, 1999, we effected a 2-to-1 stock split and on May 5, 2000, we effected a 3-to-1 stock split. The tables below have been adjusted to reflect the split. Each range is based on the highest or lowest rate within each day for common share price ranges for the relevant exchange.

Euronext

	Average Daily Trading
	Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(€)	(€)	(€)

Annual Information for the Past Five Years
2005	5,367,485	72,641,065	15.81	10.83
2006	5,748,008	78,944,778	16.56	11.34
2007	5,430,551	71,352,748	15.61	9.70
2008	7,490,827	54,414,076	9.89	4.52
2009	4,613,574	23,933,547	7.02	2.97
Quarterly Information for the Past Two Years
2008
First quarter	7,826,688	62,318,108	9.89	6.21
Second quarter	8,048,986	60,926,675	8.70	6.55
Third quarter	8,051,424	62,352,058	9.49	6.17
Fourth quarter	6,049,032	34,975,690	7.66	4.52
2009
First quarter	4,318,138	17,103,184	5.29	2.97
Second quarter	5,127,833	25,919,626	5.96	3.67
Third quarter	4,519,462	25,896,652	6.78	4.96
Fourth quarter	4,504,956	26,817,174	7.02	5.18
Monthly Information for the Past 6 Months
2009
September	5,540,498	35,694,154	6.78	5.80
October	5,556,260	34,655,655	7.02	5.44
November	4,642,508	26,148,817	6.16	5.18
December	3,322,354	19,848,345	6.43	5.41
2010
January	5,118,605	31,814,948	6.59	5.81
February (as of February 22, 2010)	5,126,795	30,994,039	6.45	5.73

Source: Bloomberg

Borsa Italiana (Milan)

	Average Daily Trading		Price Ranges
	Number of		Volumes
Calendar Period	Shares	Capital	High	Low
		(€)	(€)	(€)

Annual Information for the past five years
2005	15,530,038	210,190,100	15.82	10.82
2006	10,316,084	141,689,828	16.55	11.33
2007	7,485,654	98,885,773	15.60	9.80
2008	7,194,358	52,370,415	9.90	4.52
2009	6,606,116	34,222,931	7.03	2.97
Quarterly Information for the past two years
2008
First quarter	8,127,048	64,733,773	9.90	6.21
Second quarter	8,234,557	62,311,404	8.69	6.55
Third quarter	8,080,374	62,486,775	9.50	6.17
Fourth quarter	4,293,847	24,952,098	7.66	4.52
2009
First quarter	4,708,890	18,660,286	5.29	2.97
Second quarter	7,575,169	38,304,696	5.95	3.67
Third quarter	6,923,926	39,684,060	6.79	4.96
Fourth quarter	7,216,727	42,888,549	7.03	5.15
Monthly Information for the past 6 months
2009
September	9,419,477	60,734,216	6.78	5.78
October	9,420,406	58,764,062	7.03	5.45
November	6,560,369	36,977,051	6.11	5.15
December	5,481,856	32,563,593	6.43	5.42
2010
January	9,438,785	58,671,489	6.58	5.81
February (as of February 22, 2010)	7,826,391	47,278,742	6.45	5.71

Source: Bloomberg

New York Stock Exchange

	Average Daily Trading
	Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(US$)	(US$)	(US$)

Annual Information for the past five years
2005	1,087,913	18,288,128	19.47	13.96
2006	1,069,476	18,428,607	19.90	14.55
2007	1,823,514	32,857,113	20.84	14.22
2008	2,615,829	28,015,734	14.35	5.90
2009	1,707,480	12,411,885	10.28	3.73
Quarterly Information for the past two years
2008
First quarter	2,820,614	33,476,984	14.35	9.88
Second quarter	2,644,567	31,193,912	13.56	10.33
Third quarter	2,836,884	32,893,674	13.74	9.75
Fourth quarter	2,171,834	16,582,971	10.46	5.9
2009
First quarter	1,780,595	9,166,855	7.15	3.73
Second quarter	1,632,902	11,183,826	8.30	4.97
Third quarter	1,483,681	11,785,948	9.99	6.89
Fourth quarter	1,980,001	17,386,576	10.28	7.86
Monthly Information for the past 6 months
2009
September	1,601,857	15,009,397	9.99	8.24
October	2,199,882	20,174,914	10.28	7.93
November	1,866,736	15,730,980	9.05	7.86
December	1,863,090	16,233,438	9.46	8.23
2010
January	2,687,037	23,781,694	9.5	8.1
February (as of February 22, 2010)	1,867,142	15,549,559	8.77	7.87

Source: Bloomberg

Of the 878,333,566 common shares outstanding as of December 31, 2009, 78,305,804, or 8.9%, were registered in the common share registry maintained on our behalf in New York and 581,333,347, or 66.2%, of our common shares outstanding were listed on Euroclear France and traded on Euronext SA and on the Borsa Italiana in Milan. Of the 874,276,833 common shares outstanding as of December 31, 2008, 65,100,373, or 7.4%, were registered in the common share registry maintained on our behalf in New York and 558,471,706, or 63.9%, of our common shares outstanding were listed on Euroclear France and traded on Euronext SA and on the Borsa Italiana in Milan.

Market Information

Euronext

General

On September 22, 2000, upon successful completion of an exchange offer, the Paris-Bourse (“SBF”) SA, or the “SBF”, the Amsterdam Stock Exchange and the Brussels Stock Exchange merged to create Euronext, the first pan-European stock exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V. (“Euronext”), a Dutch holding company, and the Portugal Exchange was included in Euronext in January 2002. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA (“Euronext Paris”). Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms but remain listed on their local exchanges. “UTP” is the common Euronext platform for trading and “Clearing 21” for clearing. In addition,

Euronext, through Euroclear, has a central settlement and custody structure over a common system (“ESES”). In January 2002, Euronext acquired the London International Financial Futures and Options Exchange (“LIFFE”), London’s derivatives market, and created Euronext.liffe. Euronext.liffe is the international derivatives business of Euronext, comprising the Amsterdam, Brussels, Lisbon, London and Paris derivatives markets. Euronext.liffe creates a single market for derivatives, by bringing all its derivatives products together on the one electronic trading platform, LIFFE CONNECTtm.

NYSE Group Inc. and Euronext combined in April 2007 to create NYSE Euronext, the world’s largest and first transatlantic stock exchange operator, with six cash equities exchanges in five countries and six derivatives exchanges. NYSE Euronext is the group holding company, and NYSE Group Inc. and Euronext are its subsidiaries.

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

Securities listed on Euronext Paris are placed in one of two categories (Continu or Fixing) depending on whether they belong to certain indices or compartments and/or their trading volume. Our common shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security of a listed company on a regulated market of Euronext Paris in the Continu category is 2,500 trades.

Securities listed on Euronext Paris are traded through providers of investment services (investment companies and other financial institutions). The trading of our common shares takes place continuously on each business day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:30 p.m. to 5:35 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:35 p.m. (Paris time). From 5:35 p.m. to 5:40 p.m. (Paris time) (“trading at last phase”), transactions are executed at the closing price. Any trade effected after the close of a trading session will be recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily official price list that includes price information on each listed security. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities. Any trade of a security that occurs outside trading hours is effected at a price within a range of 1% of the closing price for that security.

Under the NSC trading manual, Euronext Paris may temporarily interrupt trading in a security admitted to trading on the Euronext Paris market if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. With respect to shares belonging to the continu category, once trading has commenced, volatility interruptions for a reservation period of 2 minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 5% from a reference price (e.g., opening auction price) or by more than 2% (with respect to CAC 40 issuers like our company) from the last trade on such securities. Euronext Paris may also suspend trading of a security admitted to trading on the Euronext Paris market in certain circumstances including the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading.

Under the UTP trading manual, for securities belonging to the continu category, an order which breaches volatility thresholds no longer triggers the interruption of the trading of the security. Instead, until confirmed by the ordering member, such order is automatically rejected by Euronext Paris. If confirmed, the order is executed. In addition, Euronext Paris still remains entitled to suspend trading of a security belonging to the continu category in case of repeated volatility threshold breaches.

All trades of securities listed on Euronext Paris are performed on a cash-settlement basis on the third trading day after the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (Service à Réglement Différé or “SRD”) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is reserved for securities which have both a total market capitalization of at least €1 billion and represent a minimum daily trading volume of €1 million and which are normally cited on a list published by Euronext Paris. Investors in securities eligible for the SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to deduct a margin amount and postpone the settlement decision to the determination date of the following month. Our common shares are eligible for the SRD.

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

Securities Trading in Italy

The Mercato Telematico Azionario (the “MTA”), the Italian automated screen-based quotation system on which our common shares are listed, is organized and administered by Borsa Italiana S.p.A. (“Borsa Italiana”) subject to the supervision of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of dealings and protect investors. Borsa Italiana was established to manage the Italian regulated financial markets (including the MTA) as part of the implementation in Italy of the EU Investment Services Directive pursuant to Legislative Decree No. 415 of July 23, 1996 (the “Eurosim Decree”) and as modified by Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Act”). Borsa Italiana became operative in January 1998, replacing the administrative body Consiglio di Borsa, and has issued rules governing the organization and the administration of the Italian stock exchange, futures and options markets as well as the admission to listing on and trading in these markets. As of October 1, 2007, upon a merger with the London Stock Exchange, 99.9% of the share capital of Borsa Italiana is held by the London Stock Exchange Group plc, which, as of June 25, 2009, holds such interest through its subsidiary, London Stock Exchange Group Holdings (Italy) LTD.

A cash settlement period of three open market days applies to all trades of equity securities in Italy effected on a regulated market. Any person, through an authorized intermediary, may purchase or sell listed securities following (i) in the case of sales, deposit of the securities; and (ii) in the case of purchases, deposit of 100% of such securities’ value in cash, or deposit of listed securities or government bonds of an equivalent amount. No “closing price” is reported for the electronic trading system, which requires the daily publication of: (i) an “official price” for each security calculated as a weighted average price of all trades effected during the trading day; and (ii) a “reference price” for each security calculated as the closing-auction price or, in the event that no closing-auction price is available, as a weighted average of the trades effected during a ten-minute interval of the continuous trading phase.

If the opening price of an equity security contained in the FTSE MIB Index (established each trading day prior to the commencement of trading based on bids received) differs by more than 5% or such other amount established by Borsa Italiana from the previous day’s reference price, trading in that security will not be permitted and a volatility bid takes place. (For equity securities other than those contained in the FTSE MIB Index, trading will not be permitted, and a volatility bid takes place, if the opening price differs by more than 10% from the previous day’s reference price). If in the course of a trading day the price of a security fluctuates by more than 3.5% from the last reported sale price, an automatic suspension in the trading of that security will be declared by the Borsa Italiana. (For equity securities other than those contained in the FTSE MIB Index, this suspension will apply upon a 5% fluctuation from the last reported sale price). In the event of such a suspension a volatility bid takes place, lasting for ten minutes plus a variable period of time, randomly determined by the trading system, of up to one minute. Borsa Italiana has the authority to suspend trading in any security, among other things, in response to extreme price fluctuations. In urgent circumstances, CONSOB may, where necessary, adopt measures required to ensure the transparency of the market, orderly trading and protection of investors.

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

Our common shares are included in the FTSE MIB Index. Our common shares could be removed from the FTSE MIB Index at any time, and the exclusion or announcement thereof could cause the market price of our common shares to drop significantly.

Item 10.	Additional Information

Memorandum and Articles of Association

Applicable non-U.S. Regulations

Applicable Dutch Legislation

We were incorporated under the laws of the Netherlands by deed of May 21, 1987, and we are governed by Book 2 of the Dutch Civil Code. Set forth below is a summary of certain provisions of our Articles of Association and relevant Dutch corporate law. The summary below does not purport to be complete and is qualified in its entirety by reference to our Articles of Association and relevant Dutch corporate law.

The summary below sets forth our current Articles of Association as most recently amended on May 20, 2009.

We are subject to various provisions of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) (the “FMSA”) and, in particular, to the provisions summarized below.

Unless an exemption applies, we are subject to (i) a prohibition from offering securities in the Netherlands without the publication of an approved prospectus (and the same prohibition applies for such offers in other jurisdictions of the European Economic Area (the “EEA”)); (ii) a prohibition of proceeding with any transaction in our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments, in the event where we would possess inside information; and (iii) certain restrictions (related to market manipulation) in repurchasing our shares. Furthermore, we are required to inform the Dutch Authority for the Financial Markets (“Autoriteit Financiële Markten”) (the “AFM”) immediately if our issued and outstanding share capital or voting rights change by 1% or more since our previous notification. Other changes in our share capital or voting rights need to be notified periodically. Also, the sole member of our Managing Board and the members of our Supervisory Board (unless they have already been notified pursuant to the requirements described below in “— Disclosure of Holdings”), certain of their relatives, entities closely related with them and (under certain circumstances) members of senior management must notify the AFM of all transactions conducted on their own account relating to our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments. The AFM keeps a public register of all notifications made pursuant to the FMSA. The provisions of the FMSA regarding statements of holdings in our share capital and voting rights are described below in “— Disclosure of Holdings.”

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

Applicable French Legislation

As our registered offices are based in the Netherlands, the AMF is not the competent market authority to control our disclosure obligations. The AMF General Regulation only requires that the periodic and ongoing information to be disclosed pursuant to the EU Transparency Directive and which content is controlled by the AFM (for instance the annual, half-yearly and quarterly financial reports or any inside information) also be disclosed at the same time in France and made available on our Internet website.

In addition, as our shares are listed on Euronext Paris, in France, we must (i) inform the AMF of any modification of our bylaws and articles of incorporation (pursuant to Article 223-20 of the AMF General Regulation); and (ii) disclose information on the total number of shares and voting rights composing our capital on a monthly basis (pursuant to Article 223-16 of the AMF General Regulation).

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

Regarding the regulation of public tender offers, articles 231-1 to 237-13 of the AMF General Regulation shall apply to our shares, except for the provisions concerning the standing offer, the mandatory filing of a tender offer and the squeeze out.

Applicable Italian Legislation

Because our common shares are listed on the MTA, as described in “Item 9. Listing” above, we are required to publish certain information in order to comply with (i) the Financial Act and related regulations promulgated by the CONSOB and (ii) certain rules of the Borsa Italiana. These requirements are related to: (i) disclosure of price-sensitive information (such as capital increases, mergers, creation of joint subsidiaries, major acquisitions, approval of draft financial statements, proposals for dividend payments, approval of financial statements and interim reports); (ii) periodic information (such as financial statements to be provided in compliance with the jurisdiction of the country of incorporation) or information on the exercise of shareholders’ rights (such as the calling of the shareholders’ meeting or the exercise of pre-emptive rights); (iii) the publication of research, budgets and projections; and (iv) in certain circumstances, dissemination to the public in Italy, and communication to CONSOB, of any additional information that we provide to our shareholders in countries other than Italy where our shares are listed on a stock exchange.

As a result of our admission to the FTSE MIB Index, we now must comply with certain additional stock market rules. These additional provisions require that we announce through a press release, within one month from our year-end closing (i) the month in which the payment of the dividend for the year ended, where applicable, is planned to take place (if different from the month when the previous dividend was distributed), and (ii) our intent, if any, of adopting a policy of distributing interim dividends for the current year, mentioning the months when the distribution of dividends and interim dividends will take place. In the event of a modification of the information referred to in (i) and (ii) above, we shall be required to promptly update such information in another press release. In addition, stock splits and certain other transactions must be carried out in accordance with the Borsa Italiana’s calendar. We must notify the Italian stock market of any modification to the amount and distribution of our share capital. The notification must be made no later than one day after the modification has become effective under the rules to which we are subject.

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

Our Supervisory Board Charter, however, explicitly prohibits members of our Supervisory Board from participating in discussions and voting on matters where any such member has a conflict of interest. Our Articles of Association provide that our shareholders’ meeting must adopt the compensation of our Supervisory Board members.

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

Our Managing Board shall then submit to our Supervisory Board for approval:

•	our operational and financial objectives;

•	our strategy designed to achieve the objectives;

•	the parameters to be applied in relation to our strategy, inter alia, regarding financial ratios; and

•	corporate social responsibility issues that are relevant to the enterprise.

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

Distribution of Profits (Articles 37, 38, 39 and 40)

Subject to certain exceptions, dividends may only be paid out of the profits as shown in our adopted annual accounts. Our profits must first be used to set up and maintain reserves required by Dutch law and our Articles of Association. Subsequently, if any of our preference shares are issued and outstanding, preference shareholders shall be paid a dividend, which will be a percentage of the paid up part of the par value of their preference shares. Our Supervisory Board may then, upon proposal of our Managing Board, also establish reserves out of our annual profits. The portion of our annual profits that remains after the establishment or maintenance of reserves and the payment of a dividend to our preference shareholders is at the disposal of our shareholders’ meeting. No distribution may be made to our shareholders when the equity after such distribution is or becomes inferior to the fully-paid share capital, increased by the legal reserves. Our preference shares are cumulative by nature, which means that if in a financial year the dividend or the preference shares cannot be (fully) paid, the deficit must first be paid in the following financial year.

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

Shareholders’ Meetings, Attendance at Shareholders’ Meetings and Voting Rights

Notice Convening the Shareholders’ Meeting (Articles 25, 26, 27, 28 and 29)

Our ordinary shareholders’ meetings are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, the Netherlands. Extraordinary shareholders’ meetings may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend shareholders’ meetings of at least 10% of the total issued share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically. In the event that the Managing Board or the Supervisory Board does not convene the shareholders’ meeting within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

Notice of shareholders’ meetings shall be given by our Managing Board or by our Supervisory Board or by those who according to the law or our Articles of Association are entitled thereto. The notice shall be given in such manner as shall be authorized or required by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means), as well as in accordance with the regulations of a stock exchange where our shares are officially listed at our request. In addition, shareholders and other persons entitled to attend the shareholders’ meetings that are registered in our share register shall be notified by letter that the meeting is being convened. The notice convening the shareholders’ meeting shall be given with due observance of the statutory notice period, which is currently 15 days prior to the meeting. However, a draft bill, which will implement the EU Directive on Shareholders’ Rights (Directive 2007/36/EC), is currently pending with the First Chamber of Dutch Parliament which, if enacted, will set the minimum notice period at 42 days prior to the meeting.

The notice of the shareholders’ meeting states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend shareholders’ meetings will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50,000,000 unless we determine that such proposal would conflict with our substantial interests. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website.

We are exempt from the proxy solicitation rules under the United States Securities Exchange Act of 1934. Euroclear France will provide notice of shareholders’ meetings to, and compile voting instructions from, holders of shares held directly or indirectly through Euroclear France at the request of the Company, the Registrar or the voting Collection Agent.  A voting collection agent must be appointed; Netherlands Management Company B.V. acts as our voting collection agent. DTC will provide notice of shareholders’ meetings to holders of shares held directly or indirectly through DTC and the New York Transfer Agent and Registrar will compile voting instructions. In order for holders of shares held directly or indirectly through Euroclear France to attend shareholders’ meetings in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of shares held directly or indirectly through DTC to attend shareholders’ meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Transfer Agent and Registrar.

Attendance at Shareholders’ Meetings and Voting Rights (Articles 6, 30, 31, 32, 33 and 34)

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

Provided the law does not prescribe a fixed registration date (as described below), our Managing Board will establish a registration date, which means that our Managing Board will determine that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at a determined date and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend shareholders’ meetings at the time of the meeting if a registration date as referred to in our Articles of Association had not been determined. Currently, the registration date cannot be set earlier than on the thirtieth day prior to the meeting. However, a draft bill, which will implement the EU Directive on Shareholders’ Rights (Directive 2007/36/EC), is currently pending with the First Chamber of Dutch Parliament which, if enacted, will set the registration date at 28 days prior to the meeting. In the notice convening the shareholders’ meeting the time of registration must be mentioned as well as the manner in which shareholders and other persons entitled to attend shareholders’ meetings can register themselves and the manner in which they can exercise their rights.

Our Managing or Supervisory Board may also resolve that persons entitled to attend and vote at shareholders’ meetings may vote via an electronic means of communication determined by our Managing or Supervisory Board within a period to be set by our Managing or Supervisory Board prior to our shareholders’ meeting, which period cannot commence earlier than the registration date (as described above). Votes cast in accordance with the provisions of the preceding sentence are equal to votes cast at our shareholders’ meeting.

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

Authority of our Shareholders’ Meeting (Articles 12, 16, 19, 25, 28, 32 and 41)

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

Quorum and Majority (Articles 4, 13 and 32)

Unless otherwise required by our Articles of Association or Dutch law, resolutions of shareholders’ meetings require the approval of a majority of the votes cast at a meeting at which at least 15% of the issued and outstanding share capital is present or represented, subject to the provisions explained below. We may not vote our common shares held in treasury. Blank and invalid votes shall not be counted.

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

Under Chapter 5.3 of the FMSA, any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our share capital or voting rights reaches or crosses a threshold percentage must notify the AFM either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) within 4 trading days after such reporting, if this is the result of a change in our share capital or votes reported in the AFM’s public register. The threshold percentages are 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent. It is expected that in the course of 2011 a legislative proposal will be adopted pursuant to which the 5 percent threshold will be replaced by a 3 percent threshold. Under the same proposal each holder of a 3 percent interest would need to declare, in a filing to be publicly made with the AFM, whether it has any objections to our strategy as publicly submitted to the AFM.

Furthermore, persons holding 5% or more in our voting rights or capital interest must within four weeks after December 31 notify the AFM of any changes in the composition of their interest since their last notification.

The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii). There is a possibility that in the course of 2011 legislation will be adopted pursuant to which holdings of instruments of which the value is dependent on an increase in value of the shares or dividend rights but that are not settled in these shares (such as contracts for differences) will also qualify as holdings of shares.

Among others, the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the shares; and (vi) the votes which a person may exercise as a proxy but in his own discretion. Special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of our shares.

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

Share Capital

Our shares may not be issued at less than their par value; our common shares must be fully paid up at the time of their issuance. Our preference shares must be paid up for at least 25% of their par value at the time of their issuance (and the remaining 75% if and when requested by our Managing Board). Our authorized share capital is not restricted by redemption provisions, sinking fund provisions or liability to further capital calls by us. Our Articles of Association allows for the acquisition of own shares and the cancellation of shares. There are no conditions imposed by our Memorandum and Articles of Association governing changes in capital which are more stringent than is required by law.

Type II shares are common shares in the form of an entry in our shareholders register with the issue of a share certificate consisting of a main part without a dividend coupon. In addition to type II shares, type I shares are available. Type I shares are common shares in the form of an entry in our shareholders register without the issue of a share certificate. Type II shares are only available should our Supervisory Board decide to offer them. Our preference shares are in the form of an entry in our shareholders register without issue of a share certificate.

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

We do not have securities not representing our share capital.

Issuance of Shares, Preemptive Rights, Preference Shares and Capital Reduction (Articles 4 and 5)

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

Acquisition of Shares in Our Own Share Capital (Article 5)

We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders’ equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the shareholders’ meeting has authorized our Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are subject to acquisition price conditions as authorized by our shareholders’ meeting. Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on May 14, 2008, our Managing Board, subject to the approval of our Supervisory Board, was authorized for a period up to November 13, 2009 (inclusive) to acquire ST shares subject to the limits set forth above and the acquisition price conditions set forth in such shareholders’ resolution.

Our Articles of Association provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our shareholders’ meeting.

Limitations on Right to Hold or Vote Shares

There are currently no limitations imposed by Dutch law or by our Articles of Association on the right of non-resident holders to hold or vote the shares.

Material Contracts

ST-NXP

On April 10, 2008, we entered into an agreement with NXP B.V. to combine our respective key wireless operations to form a joint venture company, ST-NXP Wireless, which started operations on August 2, 2008. The agreement governs the terms on which we received an 80% stake in the joint venture and paid NXP $1,518 million net of cash received, including a control premium that was funded from outstanding cash. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in the wireless business. Coincidentally with the closing of our agreement with Ericsson to combine ST-NXP with EMP, we purchased NXP’s 20% stake in ST-NXP in the first quarter of 2009 for $92 million.

ST-Ericsson

On August 19, 2008, we entered into a Framework Agreement with Telefonaktiebolaget L.M. Ericsson to create ST-Ericsson, which began operations on February 1, 2009. The agreement governs the terms on which Ericsson contributed certain businesses and $1.1 billion net to the joint venture, out of which $0.7 billion was paid to us, and we contributed ST-NXP Wireless, following our purchase of NXP’s 20% stake.

Exchange Controls

None.

Taxation

Dutch Taxation

The following is a general summary and the tax consequences as described here may not apply to a holder of common shares. Any potential investor should consult his tax adviser for more information about the tax consequences of acquiring, owning and disposing of common shares in his particular circumstances.

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

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form 20-F. The law upon which this summary is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

Where in this Dutch Taxation paragraph reference is made to “your common shares”, that concept includes, without limitation, that:

1. you own one or more common shares and in addition to the title to such common shares, you have an economic interest in such common shares;

2. you hold the entire economic interest in one or more common shares;

3. you hold an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more common shares; or

4. you are deemed to hold an interest in common shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in a trust or a foundation.

Taxes on income and capital gains

The summary set out in this section “Dutch Taxation” applies only to a holder of common shares who is a Non-resident holder of common shares.

For the purposes of this section, you are a “Non-resident holder of common shares” if you satisfy the following tests:

(a) you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, you have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

(b) your common shares and any benefits derived or deemed to be derived from such common shares have no connection with your past, present or future employment or membership of a Management Board (bestuurder) or a Supervisory Board (commissaris);

(c) your common shares do not form part of a substantial interest or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise; and

(d) if you are not an individual, no part of the benefits derived from your common shares is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Generally, if a person holds an interest in us, such interest forms part of a substantial interest, or a deemed substantial interest, in us if any one or more of the following circumstances is present:

1. You — either alone or, in the case of an individual, together with your partner (partner), if any — own, or pursuant to article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) are deemed to own, directly or indirectly, either a number of shares in us representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or profit participating certificates (winstbewijzen) relating to 5% or more of our annual profit or to 5% or more of our liquidation proceeds.

2. Your shares, profit participating certificates or rights to acquire shares or profit participating certificates in us have been acquired by you or are deemed to have been acquired by you under a non-recognition provision.

3. Your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner has a substantial interest (as described under 1. and 2. above) in us.

If you are entitled to the benefits from shares or profit participating certificates (for instance if you are a holder of a right of usufruct), you are deemed to be a holder of shares or profit participating certificates, as the case may be, and your entitlement to benefits is considered a share or profit participating certificate, as the case may be.

If you are a holder of common shares and you satisfy test a., but do not satisfy any one or more of tests b., c., and d, your Dutch income tax position or corporation tax position, as the case may be, is not discussed in this Form 20-F.

If you are a Non-resident holder of common shares you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from your common shares, including any capital gain realized on the disposal thereof, except if

1. (i) you derive profits from an enterprise, as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual and (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and (iii) your common shares are attributable to such enterprise; or

2. you are an individual and you derive benefits from common shares that are taxable as benefits from miscellaneous activities in the Netherlands. You may, inter alia, derive, or be deemed to derive, benefits from common shares that are taxable as benefits from miscellaneous activities in the following circumstances:

a. if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge (voorkennis) or comparable forms of special knowledge, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands; or

b. if you hold common shares, whether directly or indirectly, and any benefits to be derived from such common shares are intended, in whole or in part, as remuneration for activities performed or deemed to be performed in the Netherlands by you or by a person who is a connected person to you as meant by article 3.92b, paragraph 5, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dividend withholding tax

We are generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us.

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

In addition, a Non-resident holder of common shares that is not an individual is entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

1. it is, according to the tax law of a Member State of the European Union or a state designated by ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and it is not transparent according to the tax law of such state;

2. any one or more of the following threshold conditions are satisfied:

a. at the time the dividend is distributed by us, it holds shares representing at least 5% of our nominal paid up capital; or

b. it has held shares representing at least 5% of our nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by us, provided that such period ended after December 31, 2006; or

c. it is connected with us within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969); or

d. an entity connected with it within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) holds at the time the dividend is distributed by us, shares representing at least 5% of our nominal paid up capital;

3. it is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area under the terms of a double taxation treaty concluded with a third State; and

4. the holder of common shares does not perform a similar function as an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

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

The convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “U.S./NL Income Tax Treaty”) provides for an exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. In such case, a refund may be obtained of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therein.

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

Gift and inheritance taxes

If a holder of common shares disposes of common shares by way of gift, in form or in substance, or if a holder of common shares who is an individual dies, no Dutch gift tax or Dutch inheritance tax, as applicable, will be due, unless:

•	the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

•	the donor made a gift of common shares, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by the holder of common shares in respect of or in connection with (i) the subscription, issue, placement, allotment, delivery of common shares, (ii) the delivery and/or enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of common shares or the performance by us of our obligations under such documents, or (iii) the transfer of common shares.

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

Passive Foreign Investment Company Status

We believe that we will not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2009 and do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

Our Articles of Association, the minutes of our annual shareholders’ meetings, reports of the auditors and other corporate documentation may be consulted by the shareholders and any other individual authorized to attend the meetings at our head office at Schiphol Airport Amsterdam, the Netherlands, at the registered offices of the Managing Board in Geneva, Switzerland and at Crédit Agricole-Indosuez, 9, Quai du Président Paul-Doumer, 92400 Courbevoie, France.

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

We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The major financial risks to which we are exposed are related to the fluctuations of the U.S. dollar exchange rate compared to the Euro and the other major currencies, the coverage of our foreign currency exposures, the variation of the interest rates and the risks associated to the investments of our available cash. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Interest Rates.”

We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s or Fitch Ratings, invested as term deposits, treasury bills and FRN marketable securities and, as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. The treasury bills have a value of $484 million and the FRN have a value of $548 million. They are classified as available-for-sale and are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity except if deemed to be other-than temporary. For that reason, as at December 31, 2009, after recent economic events and given our exposure to Lehman Brothers’ senior unsecured bonds for a purchase price of nearly €15 million, we had an other-than-temporary charge of $11 million, recorded in 2008, which represents 50% of the face value of these Floating Rate Notes, according to recovery rate calculated from a major credit rating company. The change in fair value of these instruments (excluding Lehman Brothers FRN) amounted to approximately $9 million before tax for the year ended December 31, 2009. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

As of December 31, 2009, we had ARS, purchased by Credit Suisse contrary to our instruction, representing interests in collateralized obligations and credit linked notes, with a par value of $261 million that were carried on our balance sheet as available-for-sale financial assets at an amount of $42 million, including a favorable revaluation of $15 million through Other comprehensive income in our Total Equity. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by us and issued by Deutsche Bank, requested that we either tender the securities or accept that the amount that would be received by us pursuant to such tender ($75 million) be deducted from the sum to be collected by us if and when the FINRA award is confirmed and enforced. See “Item 8. Financial Information — Legal Proceedings.” Pursuant to legal advice, and while reserving our legal rights, we participated in the tender offer. As a result, we sold ARS with a face value of $154 million, collected $75 million and registered $68 million as realized losses on Financial Assets. Through such action, we have endeavored to protect our rights to immediately recover the full amounts awarded to us pursuant to the FINRA award, upon confirmation and enforcement of such award by the United States District Court for the Southern District of New York.

We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash equivalents, marketable securities, debt obligations, and other significant financial instruments as of December 31, 2009. The information below should be read in conjunction with Note 25 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

								Fair Value at
								December 31,
	Total	2010	2011	2012	2013	2014	Thereafter	2009

Assets:
Cash and cash equivalents	$1,588							$1,588
Average interest rate	0.27%
Current marketable securities	$1,032							$1,032
Average interest rate	0.42%
Non current marketable securities	$42							$42
Average interest rate	3.26%
Restricted Cash	$250							$250
Average interest rate	6.06%
Long-term debt:	$2,492	176	1,063	119	836	114	184	$2,459
Average interest rate	1.18%

Amounts in
Millions of
U.S. Dollars

Long-term debt by currency as of December 31, 2009:
U.S. dollar	1,666
Euro	826
Total in U.S. dollars	2,492

Amounts in
Millions of
U.S. Dollars

Long-term debt by currency as of December 31, 2008:
U.S. dollar	1,840
Euro	837

Total in U.S. dollars	$2,677

The following table provides information about our FX forward contracts and FX currency options at December 31, 2009 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2009

				Notional Amount	Average Rate	Fair Value

Buy	EUR	Sell	USD	1,669	1.4	—4
Buy	USD	Sell	CAD	8	1.1	0
Buy	JPY	Sell	EUR	19	131.7	0
Buy	INR	Sell	USD	28	46.9	0
Buy	USD	Sell	JPY	31	90.5	0
Buy	JPY	Sell	USD	3	92.1	0
Buy	SGD	Sell	USD	96	1.4	0
Buy	MYR	Sell	USD	11	3.4	0
Buy	GBP	Sell	USD	39	1.6	0
Buy	USD	Sell	GBP	14	1.6	0
Buy	SEK	Sell	USD	84	7.3	2
Buy	USD	Sell	SEK	4	7.2	0
Buy	CZK	Sell	USD	1	18.3	0
Buy	CHF	Sell	USD	34	1.0	0
Buy	USD	Sell	CHF	12	1.0	0
Buy	CNY	Sell	USD	8	6.8	0
Buy	TWD	Sell	USD	4	32.3	0
Buy	PHP	Sell	USD	1	46.2	0
Buy	NOK	Sell	USD	5	5.8	0
Buy	USD	Sell	NOK	1	5.8	0

				2,072		(2)

The following table provides information about our FX forward contracts and FX currency options at December 31, 2008 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2008

				Notional Amount	Average Rate	Fair Value

Buy	EUR	Sell	USD	1,031	1.4	23
Buy	USD	Sell	EUR	2	1.4	0
Buy	USD	Sell	CAD	8	1.3	0
Buy	JPY	Sell	EUR	3	120.7	0
Buy	INR	Sell	USD	24	49.5	0
Buy	USD	Sell	JPY	37	90.5	0
Buy	SGD	Sell	USD	96	1.5	3
Buy	MYR	Sell	USD	12	3.5	0
Buy	GBP	Sell	USD	23	1.5	—1
Buy	SEK	Sell	USD	3	8.2	0
Buy	CZK	Sell	USD	1	18.8	0
Buy	CHF	Sell	USD	5	1.1	0
Buy	USD	Sell	CHF	6	1.0	0
Buy	CNY	Sell	USD	16	6.8	0

				1,268		25

Item 12.	Description of Securities Other Than Equity Securities

We sell ordinary shares in the United States that are evidenced by American registered certificates (“New York Shares”). In connection therewith, a holder of our New York Shares may have to pay, either directly or indirectly, certain fees and charges, as described in Item 12D.3. In addition, we receive fees and other direct and indirect payments from our depositary, Bank of New York Mellon (“BNY Mellon”), that are related to our New York Shares, as described in Item 12D.4.

12.D.3 Fees and Charges that a holder of our New York Shares May Have to Pay

BNY Mellon collects fees for the delivery and surrender of New York Shares directly from investors depositing or surrendering New York Shares for the purpose of withdrawal or from intermediaries acting for them. BNY Mellon also collects fees for making distributions to investors and may collect an annual fee for New York Agent services. BNY Mellon has the right to collect fees and charges by offsetting them against dividends received and deposited securities.

Persons depositing or withdrawing our New York Shares must pay to BNY Mellon:

•	$5.00 (or less) per 100 New York Shares (or portion of 100 New York Shares) for the issuance of New York Shares, including issuances resulting from a distribution of shares or rights or other property, and cancellation of New York Shares for the purpose of withdrawal, including if the New York Share agreement terminates.

•	Taxes and other governmental charges BNY Mellon or the custodian have to pay on any New York Shares or share underlying a New York Share, such as stock transfer, stamp duty or withholding taxes, as necessary.

•	Any charges incurred by the New York Agent or its agents for servicing the deposited securities, as necessary.

12D.4 Fees and Other Payments Made by the New York Agent to Us

From January 1, 2009 through February 24, 2010, a total of $655,137 was paid by BNY Mellon on our behalf for our New York Share program. Specifically, the following fees, amongst others, were paid on our behalf: $170,753 for NYSE annual listing fees; $398,251 for investor relations fees paid to third party vendors; and $86,133 for standard out-of-pocket maintenance costs for the New York Shares (primarily consisting of expenses related to our Annual General Meeting, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes).

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

We rely on ST-Ericsson’s CEO and CFO certification of internal control at ST-Ericsson and their affiliates that are an integral part of our Consolidated Financial Statements but act as independent companies under the 50-50% governance structure of their two parents.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

Management excluded activities associated with ST-Ericsson AB Sweden and ST-Ericsson AS Norway from our assessment of internal control over financial reporting as of December 31, 2009 because they had been acquired by the Company in a purchase business combination during 2009. ST-Ericsson AB Sweden and ST-Ericsson AS Norway, whose main activities are research and development, represent total assets of 0.44% and R&D costs of 8.2% of the related consolidated financial statement amounts as of and for the year ended December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in Item 18 of this Form 20-F.

Attestation Report of the Registered Public Accounting Firm

Please see the “Report of Independent Registered Accounting Firm” included in our Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

Other than for our wireless business, there were no changes in our internal control over financial reporting that occurred during the period covered by the Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During 2009, our wireless business merged with EMP into a new JV Company owned 50% plus + 1 share by us and governed by a Board of Directors comprised of 8 members, half designated by us and half by Ericsson. The design and operation of ST-Ericsson’s internal control is under the responsibility of ST-Ericsson’s CEO and CFO, on whose certification we rely.

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

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to us in 2008 and 2009.

		Percentage of		Percentage of
	2009(1)	Total Fees	2008	Total Fees

Audit Fees
Statutory audit, certification, audit of individual and Consolidated Financial Statements	$7,494,914	98%	$5,384,962	99%
Audit-related fees	$155,867	2%	$15,360	0.2%
Non-audit Fees
Tax compliance fees	$3,883	—	$40,880	0.8%
Other fees	—		—

Total	$7,654,614	100%	$5,441,202	100%

(1)	These figures include the fees paid for the audit of ST-Ericsson.

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

The Corporate Audit Vice-President is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by the Audit Committee. During 2009, all services provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Maximum Number
			Total Number of	of Securities that
	Total Number of		Securities Purchased	May yet be
	Securities	Average Price Paid	as Part of Publicly	Purchased Under
Period	Purchased	per Security	Announced Programs	the Programs

2009-01-01 to 2009-01-31	—	—	—	—
2009-02-01 to 2009-02-28	—	—	—	—
2009-03-01 to 2009-03-31	—	—	—	—
2009-04-01 to 2009-04-30	—	—	—	—
2009-05-01 to 2009-05-31	—	—	—	—
2009-06-01 to 2009-06-30	—	—	—	—
2009-07-01 to 2009-07-31	—	—	—	—
2009-08-01 to 2009-08-31	—	—	—	—
2009-09-01 to 2009-09-30	—	—	—	—
2009-10-01 to 2009-10-31	—	—	—	—
2009-11-01 to 2009-11-30	—	—	—	—
2009-12-01 to 2009-12-31	—	—	—	—

As of December 31, 2009 we held 31,985,739 of our common shares in treasury pursuant to repurchases made in prior years, and we currently hold 31,976,451 of such shares. We did not repurchase our common shares in 2009 and we have not announced any additional repurchase programs.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our consistent commitment to the principles of good corporate governance is evidenced by:

•	Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders.

•	Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures.

•	Our compliance with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with American, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business.

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.

•	Our implementation of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

•	Our PSE, which require us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners;

•	Our Ethics Committee, whose mandate is to provide advice to management and employees about our PSE and other ethical issues; and

•	Our Chief Compliance Officer, who reports directly to the Managing Board, acts as Executive Secretary to our Supervisory Board and chairs our Ethics Committee.

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in the Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them. As recommended by the Dutch Corporate Governance Monitoring Committee, we anticipate including a chapter in our 2009 statutory annual report on the broad outline of our corporate governance structure and our compliance with the Dutch Corporate Governance Code and will present this chapter to our 2010 annual shareholders’ meeting for discussion as a separate agenda item.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with Areva, CEA and/or CDP, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding or ST Holding II, our major shareholder. See “Item 7. Major Shareholders and Related Party Transactions — Shareholders’ Agreements — STH Shareholders’ Agreement.” See also “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.” Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

Our Supervisory Board has on various occasions discussed Dutch corporate governance standards, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards.

The Supervisory Board has determined, based on the evaluations by an ad hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.

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

For example, one of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman of France Telecom and a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM, two of our Supervisory Board members are non-executive directors of Soitec, one of our Supervisory Board members is the CEO of Groupe Bull, one of the members of the Supervisory Board is also a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor, Flextronics and a subsidiary of Groupe Bull. We believe that each of these arrangements and transactions are made on an arms-length basis in line with market practices and conditions. Please see “Item 7. Major Shareholders and Related Party Transactions.”

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	Amended and Related Articles of Associations of STMicroelectronics N.V., dated May 20, 2009, as adopted by the annual general meeting of Shareholders on May 20, 2009.
4.1	Sale and Contribution Agreement between STMicroelectronics N.V. and NXP B.V. dated April 10, 2008 (incorporated by reference to Form 20-F of STMicroelectronics N.V. filed on May 13, 2009).
4.2	Framework Agreement by and between STMicroelectronics N.V. and Telefonaktiebolaget L.M. Ericsson dated August 19, 2008 (incorporated by reference to Form 20-F of STMicroelectronics N.V. filed on May 13, 2009).
8.1	Subsidiaries and Equity Investments of the Company.
12.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., and Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.
15.2	Consent of Independent Registered Public Accounting Firm for Numonyx Holdings B.V.

CERTAIN TERMS

ADSL	Asymmetrical digital subscriber line

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CAD	computer aided design

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

CPE	customer premises equipment

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

DSL	digital subscriber line

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

G-bit	gigabit

GPRS	global packet radio service

GPS	global positioning system

GSM	global system for mobile communications

GSM/GPRS	European standard for mobile phones

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

K-bit	kilobit

LAN	local area network

M-bit	megabit

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

MPEG	motion picture experts group

ODM	original design manufacturer

OEM	original equipment manufacturer

OTP	one-time programmable

PDA	personal digital assistant

PFC	power factor corrector

PROM	programmable read-only memory

PSM	programmable system memories

RAM	random access memory

RF	radio frequency

RISC	reduced instruction set computing

ROM	read-only memory

SAM	serviceable available market

SCR	silicon controlled rectifier

SLIC	subscriber line interface card

SMPS	switch-mode power supply

SoC	system-on-chip

SRAM	static random access memory

SNVM	serial nonvolatile memories

TAM	total available market

USB	universal serial bus

VIPpowertm	vertical integration power

VLSI	very large scale integration

XDSL	digital subscriber line

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 10, 2010	By:	/s/ Carlo Bozotti

Carlo Bozotti President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the consolidated financial statements of STMicroelectronics N.V. listed in the index appearing under Item 18 of this 2009 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of STMicroelectronics N.V. listed in the index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”, appearing under Item 15 of this 2009 Annual Report to Shareholders on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15, management has excluded ST-Ericsson AB Sweden and ST-Ericsson AS Norway from its assessment of internal control over financial reporting as of December 31, 2009 because they were acquired by the Company in a purchase business combination during 2009. Therefore, we have also excluded ST-Ericsson AB Sweden and ST-Ericsson AS Norway from our audit of internal control over financial reporting. ST-Ericsson AB Sweden and ST-Ericsson AS Norway, are consolidated subsidiaries whose total assets and total research and development expenses represent 0.44% and 8.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009.

PricewaterhouseCoopers SA

/s/ Travis Randolph	/s/ Felix Roth
Travis Randolph	Felix Roth

Geneva, March 10, 2010

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME
In millions of U.S. dollars, except per share amounts

	Twelve Months Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Net sales	8,465	9,792	9,966
Other revenues	45	50	35

Net revenues	8,510	9,842	10,001
Cost of sales	(5,884)	(6,282)	(6,465)

Gross profit	2,626	3,560	3,536
Selling, general and administrative	(1,159)	(1,187)	(1,099)
Research and development	(2,365)	(2,152)	(1,802)
Other income and expenses, net	166	62	48
Impairment, restructuring charges and other related closure costs	(291)	(481)	(1,228)

Operating loss	(1,023)	(198)	(545)
Other-than-temporary impairment charge and realized losses on financial assets	(140)	(138)	(46)
Interest income, net	9	51	83
Earnings (loss) on equity investments	(337)	(553)	14
Gain (loss) on financial assets	(8)	15	—
Gain on convertible debt buyback	3	—	—

Loss before income taxes and noncontrolling interest	(1,496)	(823)	(494)
Income tax benefit	95	43	23

Loss before noncontrolling interest	(1,401)	(780)	(471)
Net loss (income) attributable to noncontrolling interest	270	(6)	(6)

Net loss attributable to parent company	(1,131)	(786)	(477)

Loss per share (Basic) attributable to parent company shareholders	(1.29)	(0.88)	(0.53)

Loss per share (Diluted) attributable to parent company shareholders	(1.29)	(0.88)	(0.53)

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS
In million of U.S. dollars

	As at
	December 31,	December 31,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	1,588	1,009
Marketable securities	1,032	651
Trade accounts receivable, net	1,367	1,064
Inventories, net	1,275	1,840
Deferred tax assets	298	252
Assets held for sale	31	—
Other receivables and assets	753	685

Total current assets	6,344	5,501

Goodwill	1,071	958
Other intangible assets, net	819	863
Property, plant and equipment, net	4,081	4,739
Long-term deferred tax assets	333	373
Equity investments	273	510
Restricted cash	250	250
Non-current marketable securities	42	242
Other investments and other non-current assets	442	477

	7,311	8,412

Total assets	13,655	13,913

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts	—	20
Current portion of long-term debt	176	123
Trade accounts payable	883	847
Other payables and accrued liabilities	1,049	996
Dividends payable to shareholders	26	79
Deferred tax liabilities	20	28
Accrued income tax	126	125

Total current liabilities	2,280	2,218

Long-term debt	2,316	2,554
Reserve for pension and termination indemnities	317	332
Long-term deferred tax liabilities	37	27
Other non-current liabilities	342	350

	3,012	3,263

Total liabilities	5,292	5,481

Commitment and contingencies
Equity
Parent company shareholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,319,305 shares issued, 878,333,566 shares outstanding)	1,156	1,156
Capital surplus	2,481	2,324
Accumulated result	2,723	4,064
Accumulated other comprehensive income	1,164	1,094
Treasury stock	(377)	(482)

Total parent company shareholders’ equity	7,147	8,156
Noncontrolling interest	1,216	276

Total equity	8,363	8,432
Total liabilities and equity	13,655	13,913

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In million of U.S. dollars

	Twelve Months Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Cash flows from operating activities:
Net loss	(1,401)	(780)	(471)
Items to reconcile net loss and cash flows from operating activities:
Depreciation and amortization	1,367	1,366	1,413
Amortization of discount on convertible debt	13	18	18
Other-than-temporary impairment charge and realized losses on financial assets	140	138	46
Unrealized gain on financial assets	—	(15)	—
Loss on sale of financial assets	8	—	—
Gain on convertible debt buyback	(3)	—	—
Other non-cash items	(64)	159	109
Deferred income tax	(24)	(69)	(148)
(Earnings) loss on equity investments	337	553	(14)
Impairment, restructuring charges and other related closure costs, net of cash payments	(4)	371	1,173
Changes in assets and liabilities:
Trade receivables, net	(300)	565	2
Inventories, net	553	(299)	24
Trade payables	(54)	(34)	19
Other assets and liabilities, net	248	(251)	17

Net cash from operating activities	816	1,722	2,188

Cash flows from investing activities:
Payment for purchase of tangible assets	(451)	(983)	(1,140)
Payment for purchase of marketable securities	(1,730)	—	(708)
Proceeds from sale of marketable securities	1,371	351	101
Proceeds from sale of non current marketable securities	75	—	—
Proceeds from matured short-term deposits	—	—	250
Restricted cash	—	—	(32)
Disposal of financial instrument	26	—	—
Investment in intangible and financial assets	(138)	(91)	(208)
Proceeds received in business combinations	1,155	—	—
Payment for business acquisitions, net of cash and cash equivalents acquired	(18)	(1,694)	—

Net cash from (used in) investing activities	290	(2,417)	(1,737)

Cash flows from financing activities:
Proceeds from long-term debt	1	663	102
Buyback of convertible debt	(103)	—	—
Repayment of long-term debt	(134)	(187)	(125)
Increase (decrease) in short-term facilities	(20)	20	—
Capital increase	—	—	2
Repurchase of common stock	—	(313)	—
Dividends paid to shareholders	(158)	(240)	(269)
Dividends paid to noncontrolling interests	(5)	(10)	(6)
Purchase of equity from noncontrolling interests	(92)	—	—
Other financing activities	(2)	—	—

Net cash used in financing activities	(513)	(67)	(296)

Effect of changes in exchange rates	(14)	(84)	41

Net cash increase (decrease)	579	(846)	196

Cash and cash equivalents at beginning of the period	1,009	1,855	1,659

Cash and cash equivalents at end of the period	1,588	1,009	1,855

Supplemental cash information:
Interest paid	34	63	52
Income tax paid (refund)	(141)	154	133

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
In millions of U.S. dollars, except per share amounts

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Result	Income (Loss)	Interests	Equity

Balance as of December 31, 2006	1,156	2,021	(332)	6,086	816	52	9,799

Cumulative effect of FIN 48 adoption				(8)			(8)
Capital increase		2					2
Stock-based compensation expense		74	58	(58)			74
Comprehensive income (loss):
Net income (loss)				(477)		6	(471)
Other comprehensive income, net of tax					504	1	505

Comprehensive income							34
Dividends, $0.30 per share				(269)		(6)	(275)

Balance as of December 31, 2007	1,156	2,097	(274)	5,274	1,320	53	9,626

Repurchase of common stock			(313)				(313)
Issuance of shares by subsidiary		152				246	398
Stock-based compensation expense		75	105	(105)			75
Comprehensive income (loss):
Net income (loss)				(786)		6	(780)
Other comprehensive loss, net of tax					(226)	(19)	(245)

Comprehensive loss							(1,025)
Dividends, $0.36 per share				(319)		(10)	(329)

Balance as of December 31, 2008	1,156	2,324	(482)	4,064	1,094	276	8,432

Purchase of equity from noncontrolling interest		119				(211)	(92)
Business combination						1,411	1,411
Stock-based compensation expense		38	105	(105)			38
Comprehensive income (loss):
Net loss				(1,131)		(270)	(1,401)
Other comprehensive income, net of tax					70	15	85

Comprehensive loss							(1,316)
Dividends, $0.12 per share				(105)		(5)	(110)

Balance as of December 31, 2009	1,156	2,481	(377)	2,723	1,164	1,216	8,363

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

1.	THE COMPANY

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	ACCOUNTING POLICIES

The accounting policies of the Company conform to generally accepted accounting principles in the United States of America (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

2.1 — Principles of consolidation

The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany balances and transactions have been eliminated in consolidation. In compliance with U.S. GAAP guidance, the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates any VIEs, for which the Company is determined to be the primary beneficiary, as described in Note 2.19.

When the Company owns some, but not all, of the voting stock of an entity, the shares held by third parties represent a noncontrolling interest. The consolidated financial statements are prepared based on the total amount of assets and liabilities and income and expenses of the consolidated subsidiaries. However, the portion of these items that does not belong to the Company is reported on the line “Noncontrolling interest” in the consolidated financial statements.

2.2 — Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of best estimate of selling price for deliverables in multiple element sale arrangements,

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	accruals for litigation and claims,

•	valuation at fair value of acquired assets including intangibles and assumed liabilities in a business combination, goodwill, investments and tangible assets as well as the impairment of their related carrying values,

•	the assessment in each reporting period of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability to realize the sale,

•	measurement of the fair value of debt and equity securities classified as available-for-sale, including debt securities, for which no observable market price is obtainable,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

•	the assessment of credit losses and other-than-temporary impairment charges on financial assets,

•	the valuation of noncontrolling interests, particularly in case of contribution in kind as part of a business combination,

•	restructuring charges,

•	assumptions used in calculating pension obligations,

•	assumptions used to measure and recognize a liability for the fair value of the obligation the Company assumes at the inception of a guarantee,

•	deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties.

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

The functional currency of each subsidiary of the Company is either the local currency or the US dollar, depending on the basis of the economic environment in which each subsidiary operates. For consolidation purposes, assets and liabilities of these subsidiaries having the local currency as functional currency are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the monthly average exchange rate of the period. The currency translation adjustments (“CTA”) generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity.

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

2.4 — Financial assets

The Company classifies its financial assets in the following categories: held-for-trading and available-for-sale. The Company did not hold at December 31, 2009 any investment classified as held-to-maturity financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition and reassesses the appropriateness of the classification at each reporting date. On January 1, 2008 upon adoption of the new U.S. GAAP guidance allowing the election of fair value treatment for any or all financial assets, the Company did not elect to apply the fair value option to any financial assets. Unlisted equity securities with no readily determinable fair value are carried at cost, as described in Note 2.19. They are neither classified as held-for-trading nor as available-for-sale.

Regular purchases and sales of financial assets are recognized on the trade date — the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of income. Available-for-sale financial assets and held-for-trading financial assets are subsequently carried at fair value. Financial assets are derecognized when the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership: the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income.

The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates. These assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, the Company establishes fair value by reference to publicly available indices of securities with the same rating and comparable underlying collaterals or industries’ exposure, which the Company believes approximates the orderly exit value in the current market. In measuring fair value, the Company makes maximum use of market inputs and relies as little as possible on entity-specific inputs.

Held-for-trading financial assets

A financial asset is classified in this category if it is a security acquired principally for the purpose of selling in the short term or if it is a derivative instrument not designated as a hedge. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. As described in Note 2.5, the Company enters into derivative transactions to hedge currency exposures resulting from its operating activities. For mark-to-market gains or losses on its trading derivatives that do not qualify as hedging instruments, gains and losses arising from changes in the fair value of the derivatives are reported in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise, since the transactions for such instruments would only occur within the Company’s operating activities and, as such, should be included in operating income. Gains and losses arising from changes in the fair value of financial assets not related to the operating activities of the Company, such as discontinued fair value hedge on interest rate risk exposure or discontinued cash flow hedge for which the hedged forecasted transaction is not probable of occurrence anymore, are presented in the consolidated statements of income as a non-operating element within “Gain (loss) on financial assets” in the period in which they arise.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified as held-for-trading. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

Changes in the fair value, including declines determined to be temporary, of securities classified as available-for-sale are recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. The Company ceases to defer gains or losses in the consolidated equity and reports an income or impairment charge in the consolidated statements of income as a non-operating element when the Company will be required to sell the security. The cumulative loss or gain is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. If a credit loss exists, but the Company does not intend to sell the impaired security and is not more likely than not to be required to sell before recovery, the impairment is other than temporary and is separated into the estimated amount relating to credit loss, and the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings on the line “Other-than-temporary impairment charge and realized losses on financial assets”, with the remainder of the loss amount recognized in accumulated other comprehensive income (loss). Impairment losses recognized in the consolidated statements of income are not reversed through earnings. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets classified as available-for-sale is impaired.

When securities classified as available for sale are sold, the accumulated fair value adjustments previously recognized in equity are reported as a non-operating element on the consolidated statements of income as gains or losses on financial assets. The cost of securities sold and the amount reclassified out of accumulated other comprehensive income into earnings is determined based on the specific identification of the securities sold.

2.5 — Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognizing the gain or loss resulting from the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

derivative instrument depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

(a) hedges of the fair value of recognized liabilities (fair value hedge); or

(b) hedges of a particular risk associated with a highly probable forecasted transaction (cash flow hedge)

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

Derivative financial instruments classified as held for trading

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments as per U.S. GAAP guidance, and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.4.

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

For derivative instruments designated as cash flow hedge, the gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transactions. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option.

When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity is immediately transferred to the consolidated statements of income within “Other income and expenses, net”. If the de-designated derivative is still related to operating activities, the changes in fair value subsequent to the discontinuance continue to be reported within “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.4. If upon de-designation, the derivative instrument is held in view to be sold with no direct relation with current operating activities, changes in the fair value of the derivative instrument following de-designation are reported as a non-operating element on the line “Gain (loss) on financial assets” in the consolidated statements of income. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, the gain or loss deferred in “Accumulated other comprehensive income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

(loss)” in the consolidated statements of changes in equity is recognized immediately in “Other income and expenses, net” in the consolidated statements of income when it is probable that the forecasted transaction will not occur by the end of the originally specified time period.

In order to optimize its hedging strategy, the Company can be required to cease the designation of certain cash flow hedge transactions and enter into a new designated cash flow hedge transaction with the same hedged forecasted transaction but with a new hedging instrument. De-designation and re-designation are formally authorized and limited to the de-designation of purchased currency options with re-designation of the cash flow hedge through subsequent forward contract when the Euro/US dollar exchange rate is decreasing, the intrinsic value of the option is nil, the hedged transaction is still probable of occurrence and meets at re-designation date all criteria for hedge accounting. At de-designation date, the net derivative gain or loss related to the de-designated cash flow hedge deferred in “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity continues to be reported in net equity. From de-designation date, the change in fair value of the de-designated hedging item is recognized each period in the consolidated statements of income on the line “Other income and expenses, net”, as described in Note 2.4. The net derivative gain or loss related to the de-designated cash flow hedge deferred in net equity since de-designation date is reclassified to earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs between 50% and 80% of the total forecasted transactions; (ii) for manufacturing costs between 40% and 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 14 months.

Fair Value Hedges

To the extent that cancellable swaps held as a hedge against the Company’s convertible bonds meet the criteria for designation as a fair value hedge, both the interest rate swaps and the hedged portion of the bonds are reflected at their fair values in the consolidated balance sheets. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “Other income and expenses, net”, in the consolidated statements of income. At the point that the cancellable swaps no longer meet the criteria for designation as a fair value hedge, the swaps will continue to be marked to fair value. At such point, the changes in the fair value of the swaps are recorded in “Gain (loss) on financial assets”. Also, the associated bonds will no longer be marked to fair value and the difference between fair value and amortized costs will be amortized to earnings as a component of interest expense. Results on the sale of the swaps are recognized in the line “Gain (loss) on financial assets” in the consolidated statements of income, as discussed in Note 25.

2.6 — Revenue Recognition

Revenue is recognized as follows:

Net sales

Revenue from products sold to customers is recognized when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collection is reasonably assured. This usually occurs at the time of shipment.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

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

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements for periods 2008 and prior, while allocation is based on verifiable objective evidence, third party evidence or management’s best estimate of selling price of the separable deliverables beginning in 2009. In 2009, the Company early adopted new US GAAP guidance for multiple deliverable arrangements. This new guidance removes the previous requirements of allocating revenue to delivered elements only to the extent that there was verifiable objective evidence of the fair value of all undelivered elements, and now requires the use of relative fair values based on either vendor specific objective evidence or third party evidence of fair values. If neither of these is available, the guidance requires the use of management’s best estimate of selling price for each separable deliverable. The early adoption of this new guidance was retroactively adopted back to January 1, 2009; however, it did not have a material effect on the consolidated statements of income of the Company for the year ended December 31, 2009. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

Other revenues

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, and sale of scrap and manufacturing by-products.

Funding

Funding received by the Company is mainly from governmental agencies and income is recorded as recognized when all contractually required conditions are fulfilled. The Company’s primary sources for government funding are French, Italian, other European Union (“EU”) governmental entities and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development fundings that require beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. In accordance with SAB 104 and the Company’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Furthermore, following the enactment of the French Finance Act for 2008, which included several changes to the research tax credit regime (“Crédit Impôt Recherche”), French research tax credits that in prior years were recorded as a reduction of tax expense were deemed to be grants in substance. Unlike other research and development funding, the amounts to be received are determinable in advance and accruable as the funded research expenditures are made. They were thus reported, starting from January 1, 2008, as a reduction of research and development expenses. The 2008 French research tax credits were classified as long term receivables in the consolidated balance sheet as at December 31, 2008. The 2009 French research tax credits were classified as current receivables in the consolidated balance sheet as at December 31, 2009. The research tax credits are to be reimbursed in cash by the French tax authorities within three years in case they are not deducted from income tax payable during this period of time. The Company considers such cash settlement features of the French research tax credits as long-term receivables.

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

2.7 — Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2009, 2008 and 2007 were $9 million, $10 million and $12 million respectively.

2.8 — Research and development

Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research and development costs are charged to expense as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is recorded as research and development expenses. Research and development expenses also include charges originated from purchase accounting, such as in-process research and development recognized on business combinations concluded before January 1, 2009 and amortization of acquired intangible assets. Finally, starting January 1, 2008 the research and development expenses are reported net of research tax credits received in the French jurisdiction, as described in Note 2.6.

2.9 — Start-up and phase-out costs

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

2.10 — Income taxes

The provision for current taxes represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Deferred tax assets and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. Deferred income tax is determined using tax rates and laws that are enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax law is recognized in the period of enactment. Deferred income tax assets are recognized in full, but the Company assesses whether it is probable that future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not. The Company utilizes the flow-through method to account for its investment credits, reflecting the credits as a reduction of tax expense in the year they are recognized. Similarly, research and development tax credits are classified as a reduction of tax expense in the year they are recognized. As described in Note 2.6, French research tax credits are recorded as grants starting from January 1, 2008 and reported as a reduction of research and development expenses. French research tax credits prior to January 1, 2008 were recorded as a reduction of tax expense and were reported as deferred tax assets as at December 31, 2008. No French research tax credits were reported as deferred tax assets as at December 31, 2009.

Deferred taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for unless the Company intends to indefinitely reinvest the earnings in the subsidiaries. Additionally, a distribution of the related earnings would not have any material tax impact. Thus, the Company did not provide for deferred taxes on the earnings of those subsidiaries.

A deferred tax is recognized on compensation for the grant of stock awards to the extent that such charge constitutes a temporary difference in the Company’s local tax jurisdictions. The measurement of the deferred tax asset is based on an estimate of the future tax deduction, for the amount of the compensation cost recognized for book purposes. Changes in the stock price do not thus impact the deferred tax asset or do not result in any adjustments prior to vesting. When the actual tax deduction is determined, generally upon vesting, it is compared to the estimated tax benefit as recognized over the vesting period. When a windfall tax benefit is determined (as the excess tax benefit of the actual tax deduction over the deferred tax asset) the excess tax benefit is recorded in equity on the line “Capital surplus” on the consolidated statements of changes in equity. In case of shortfall, only the actual tax benefit is to be recognized in the consolidated statements of income. The Company writes off the deferred tax asset at the level of the actual tax deduction by charging first capital surplus to the extent of the pool of windfall benefits from prior years and then earnings. When the settlement of an award results in a net operating loss (“NOL”) carryforward, or increase existing NOLs, the excess tax benefit and the corresponding credit to capital surplus is not recorded until the deduction reduces income tax payable.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions. The Company uses a two-step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain tax position to be recognized only if it is more likely than not, or 50 percent assured, that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The Company classifies accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 21.

2.11 — Earnings per share (“EPS”)

Basic earnings per share are computed by dividing net income (loss) attributable to parent company shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net income (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average number of shares used to compute diluted earnings per share include the incremental shares of common stock relating to stock-options granted, nonvested shares and convertible debt to the extent such incremental shares are dilutive. Nonvested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the balance sheet date and if the awards are dilutive. If all necessary conditions have not been satisfied by the end of the period, the number of nonvested shares included in the computation of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

diluted EPS shall be based on the number of shares, if any that would be issuable if the end of the reporting period were the end of the contingency period and if the result were dilutive.

2.12 — Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits with external financial institutions with an original maturity of ninety days or less that are readily convertible in cash. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated balance sheets.

2.13— Restricted cash

Restricted cash includes collateral deposits used as security under arrangements for financing of certain entities.

2.14 — Trade accounts receivable

Trade accounts receivable are recognized at their sales value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. In addition, the Company is required to evaluate its customers’ financial condition periodically and records an additional provision for any specific account the Company estimates as doubtful. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the loss is recognized on the line “Selling, general and administrative” in the consolidated statements of income. When a trade accounts receivable is uncollectible, it is written-off against the allowance account for trade accounts receivables. Subsequent recoveries, if any, of amounts previously written-off are credited against “Selling, general and administrative” in the consolidated statements of income.

In the events of sale of receivables and factoring, the Company derecognizes the receivables and accounts for them as a sale only to the extent that the Company has surrendered control over the receivables in exchange for a consideration other than beneficial interest in the transferred receivables.

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

2.16 — Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired business at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company uses a market approach with financial metrics of comparable public companies and estimates the expected discounted future cash flows associated with the reporting unit. Significant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

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
(in millions of U.S. dollars, except share and per share amounts)

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

Assets are classified as assets held for sale when the following conditions have been met for the assets to be disposed of by sale: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell. Assets classified as held for sale are reported as current assets at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and the fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”. If the long-lived assets no longer meet the held-for-sale model, they are reported as assets held for use and thus reclassified from current assets to the line “Property, plant and equipment, net” in the consolidated balance sheet. The assets are measured at the lower of their fair value at the date of the subsequent decision not to sell and their carrying amount prior to their classification as assets held for sale, adjusted for any depreciation that would have been recognized if the long-lived assets had not been classified as assets held for sale. The fair value at the date of the decision not to sell is based on the discounted cash flows expected from the use of the assets. Any required adjustment to the carrying value of the asset that is reclassified as held and used is recorded in the income statement at the time of the reclassification and reported in the same income statement caption that was used to report adjustments to the carrying value of the asset during the time it was held for sale (line “Impairment, restructuring charges and other related closure costs”). When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books and the net gain or loss is included in “Other income and expenses, net” in the consolidated statements of income.

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

2.19 — Investments

For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as held-for-trading or available-for-sale as described in Note 2.4. Investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

declines in value. The value of a cost method investment is estimated on a non-recurring basis when there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Other-than-temporary impairment losses are immediately recorded in the consolidated statements of income and are based on the Company’s assessment of any significant and sustained reductions in the investment’s fair value. For unquoted equity securities, assumptions and estimates used in measuring fair value include the use of recent arm’s length transactions when they reflect the orderly exit price of the investments. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial assets” in the consolidated statements of income.

Equity investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. Equity investments also include entities which the Company determines to be variable interest entities, as described below, if the Company has the ability to exercise significant influence over the entity’s operations even if the Company owns less than 20% and is not the primary beneficiary. Equity investments are presented on the face of the consolidated balance sheet on the line “Equity investments”. The Company’s share in its equity investments’ profit and loss is recognized in the consolidated statements of income as “Loss on equity investments” and in the consolidated balance sheets as an adjustment against the carrying amount of the investments. When the Company’s share of losses in an equity investment equals or exceeds its interest in the investee, including any unsecured receivable, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee. At each period-end, the Company assesses whether there is objective evidence that its interests in the equity investments are impaired. Once a determination is made that an other-then-temporary impairment exists, the Company writes down the carrying value of the equity investment to its fair value at the balance sheet date, which establishes a new cost basis. The fair value of an equity investment is measured on a non-recurring basis using a combination of an income approach, based on discounted cash flows, and a market approach with financial metrics of comparable public companies.

The Company assesses entities identified as a Variable Interest Entity (“VIE”) and consolidates the VIEs, if any, for which the Company is determined to be the primary beneficiary. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the noncontrolling interest of newly consolidated VIEs are initially measured at fair value in the same manner as if the consolidation resulted from a business combination.

For business combinations concluded before January 1, 2009, the purchase method of accounting was used to account for a business combination if the acquired entity met the definition of a business. If the acquired entity was a development stage entity and had not commenced planned principal operations, it was presumed not to be a business, and the individual assets and liabilities were recognized at their relative fair values with no goodwill recognized in the consolidated balance sheet. In case of acquisition of a business, the cost of the acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus costs directly attributable to the acquisition. If part of the consideration was contingent on a future event, the additional cost was not generally recognized until the contingency was resolved, the amount was determinable, or beyond a reasonable doubt. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination were measured initially at their fair values at the acquisition date. Any acquired in-process research and development (“IPR&D”) was expensed immediately in the consolidated statements of income since it had no alternative future use. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired was recorded as goodwill. If the cost of acquisition was lower than the fair value of the net assets of the entity acquired, the difference was used to reduce proportionately the fair value assigned and allocated on a pro-rata basis to all assets other than current and financial assets, assets to be sold, prepaid pension assets and deferred taxes. Any negative goodwill remaining was recognized as an extraordinary gain. Goodwill arising from a purchase of less than 100% of a business was valued as the difference between the purchase price paid by the Company and its proportionate share of the fair values of the identifiable net assets acquired, while the noncontrolling interest was reported based on the book value of net assets acquired. Consequently, there was no step up for the noncontrolling interests’ share of the excess of the fair value of net assets over book value. When the Company acquired a business and a portion of the consideration was a noncontrolling interest in one or more of the Company’s businesses, the Company valued the net assets of the subsidiaries in which the interest was being given at fair value and recorded the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

difference between fair value and book value related to the interest on the line “Issuance of shares by subsidiary” in the consolidated statements of changes in equity.

The purchase accounting method applied to all business combinations concluded on or after January 1, 2009, was on the basis of the amended purchase accounting guidance. The net of the acquisition-date amount of the identifiable asset acquired, equity instruments issued, and liabilities assumed is measured at fair value on the acquisition date. Any contingent purchase price, and contingent assets and liabilities are recorded at fair value on the acquisition date, regardless of the likelihood of payment and acquisition-related transaction costs are expensed as incurred. Restructuring costs relating to the acquired business are expensed as incurred. Acquired in-process research and development (“IPR&D”) costs are no longer written off to earnings upon the acquisition; instead, IPR&D is capitalized and recorded as an intangible asset on the acquisition date, subject to impairment testing until the research or development is completed or abandoned. The excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed is recorded as goodwill. In case of a bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed; the noncontrolling interest in the acquiree, if any; the Company’s previously held equity interest in the acquiree, if any; and the consideration transferred. If after this review, a bargain purchase is still indicated, it is recognized in earnings attributed to the Company. The purchase of additional interests in a partially owned subsidiary is treated as an equity transaction as well as all transactions concerning the sale of subsidiary stock or the issuance of stock by the partially owned subsidiary as long as there is no change in control of the subsidiary. If as a consequence of selling subsidiary shares, the Company no longer controls the subsidiary, the Company recognizes a gain or loss in earnings.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

(b)	Other post-retirement obligations

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

Nonvested shares

The Company grants nonvested shares to senior executives, selected employees and members of the Supervisory Board. The shares are granted for free to employees and at their nominal value for the members of the Supervisory Board. The awards granted to employees contingently vest upon achieving certain market or performance conditions and upon completion of an average three-year service period. Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees and are not forfeited even if the service period is not completed. The Company measures the cost of share-based service awards based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. Compensation is recognized only for the awards that ultimately vest. The compensation cost is recorded through earnings over the vesting period against equity, under “Capital surplus” in the consolidated statement of changes in equity. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing to provide the service condition, and forfeitures following the non-completion of one or more performance conditions. When the stock-award plan contains a market condition feature, the market condition is reflected in the estimated fair value of the award at grant date.

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

Debt issuance costs are reported as non-current assets on the line “Other investments and other non-current assets” of the consolidated balance sheets. They are subsequently amortized through earnings on the line “Interest income, net” of the consolidated statements of income until the first redemption right of the holder. Outstanding bond amounts are classified in the consolidated balance sheet as “Current portion of long-term debt” in the year of the redemption right of the holder.

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

Where the Company purchases its equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s shareholders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received net of directly attributable incremental transaction costs and the related income tax effect is included in equity.

2.23 — Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “Accumulated other comprehensive income (loss)” consists of temporary unrealized gains or losses on securities classified as available-for-sale, the unrealized gain (loss) on derivatives designated as cash flow hedge and the impact of recognizing the overfunded and underfunded status of defined benefit plans , all net of tax, as well as foreign currency translation adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

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

The Company, when acting as a guarantor, recognizes, at the inception of a guarantee, a liability for the fair value of the obligation the Company assumes under the guarantee. When the guarantee is issued in conjunction with the formation of a partially owned business or a venture accounted for under the equity method, the recognition of the liability for the guarantee results in an increase to the carrying amount of the investment. The liabilities recognized for the obligations of the guarantees undertaken by the Company are measured subsequently on each reporting date, the initial liability being reduced as the Company, as a guarantor, is released from the risk underlying the guarantee.

2.25 — Recent accounting pronouncements

(a)	Accounting pronouncements effective in 2009

The fair value measurement guidance specifically related to nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long lived assets or goodwill, was previously deferred by the Financial Accounting Standards Board (“FASB”) and became effective as of January 1, 2009. For goodwill impairment testing and the use of fair value of tested reporting units, the Company reviewed its goodwill impairment model to measure fair value relying on external inputs and market participant’s assumptions rather than exclusively using discounted cash flows generated by each reporting entity. Such fair value measurement corresponds to a level 3 fair value hierarchy in the amended guidance, as described in Note 25. This new fair value measurement basis, when applied in a comparable market environment as in the last impairment campaign, had no significant impact on the results of the goodwill impairment tests as performed in 2009. However, as a result of the continuing downturn in market conditions and the general business environment, this new measurement of the fair value of the reporting units, when used in future goodwill and impairment testing, could generate impairment charges as the fair value will be estimated on business indicators that could reflect a distressed market.

In December 2007, the FASB issued guidance related to business combinations and noncontrolling interests in consolidated financial statements. The guidance significantly changed how business acquisitions are accounted for and changed the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from past practice are as follows: the new guidance expands the definitions of a business and business combination; it requires the recognition of contingent consideration at fair value on the acquisition date; acquisition-related transaction costs and restructuring costs are expensed as incurred; it changes the way certain assets are valued and requires retrospective application of measurement period adjustments. Additionally, for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business records 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values. The significant changes from past practice related to noncontrolling interests include that they are now considered as equity and transactions between the parent company and the noncontrolling interests are treated as equity transactions as far as these transactions do not create a change in control. Additionally, the guidance requires the recognition of noncontrolling interests at fair value rather than at book value as in past practice in cases of partial acquisitions. Such guidance is effective for fiscal years beginning on or after December 15, 2008 and was adopted by the Company on January 1, 2009. The business combination guidance has been applied prospectively. The noncontrolling interest guidance required retroactive adoption of the presentation and disclosure requirements for existing noncontrolling interests. All other requirements of the noncontrolling interest guidance was applied prospectively. Acquisition-related costs, which amounted to $7 million and were capitalized as at December 31, 2008, were immediately recorded in earnings in the first quarter of 2009. Additionally, presentation and disclosures of noncontrolling interests generated a reclassification in all reporting periods as at January 1, 2009 from the mezzanine line “Minority interests” in the previously filed consolidated balance sheet as at December 31, 2008 to equity for a total amount of $276 million. No significant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

changes were recorded upon adoption in valuation allowance for acquired deferred tax assets and the resolution of assumed uncertain tax positions on past business combinations.

In March 2008, the FASB amended the guidance on disclosures about derivative instruments and hedging activities intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. This amendment is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company adopted the amendment in the first quarter of 2009 and included the new disclosure requirements in Note 25.

In November 2008, additional guidance was issued related to equity method investment accounting considerations. The guidance addresses a certain number of matters associated with the impact that the December 2007 amended guidance on business combinations and noncontrolling interests might have on the accounting for equity method investments. This additional guidance is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, with no early application permitted. This guidance must be applied prospectively to new investments acquired after the effective date and was adopted by the Company in the first quarter of 2009. There was no material effect on its financial position and results of operations as a result of adoption.

In November 2008, additional guidance was issued on accounting for defensive intangible assets. This additional guidance applies to all defensive assets, either acquired from a third party or through a business combination. However, it excludes from its scope in-process research and development acquired in a business combination. The additional guidance states that a defensive asset should be considered a separate unit of accounting and should not be combined with the existing asset whose value it may enhance. A useful life should be assigned that reflects the acquiring entity’s consumption of the defensive asset’s expected benefits. The guidance is effective prospectively to intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with no early application permitted. The Company adopted the guidance in the first quarter of 2009. The Company did not acquire significant defensive intangible assets.

In April 2009, the FASB issued clarifying guidance on the determination of fair values when volumes and levels of activity for assets or liabilities have significantly decreased and on identifying transactions that are not orderly. The guidance clarifies the issue of determining the fair values of assets and liabilities in non-active markets and that distressed or forced sales are not considered to represent fair value. It also requires additional disclosures in both interim and annual financial statements of the inputs and valuation techniques used in measuring fair value and disclosure of any changes in valuation techniques. The clarifying guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted in certain circumstances for periods ending after March 15, 2009. The Company adopted the guidance in the second quarter of 2009 and included all required disclosures in its consolidated financial statements beginning in the period ended June 27, 2009. This guidance did not have any impact on the Company’s financial position and results of operations.

In April 2009, the FASB also issued clarifying guidance on the recognition and presentation of other-than-temporary impairments. This guidance amends the impairment guidance for certain debt securities and requires an investor to assess the likelihood of selling the security prior to recovering its cost basis. If an investor is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to credit losses, or the inability to collect cash flows sufficient to amortized cost basis, would be recognized in earnings, while impairment charges related to non-credit losses would be reflected in other comprehensive income. The guidance, which is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 required adoption through a cumulative effect adjustment. It also requires additional disclosures for both annual and interim periods on debt and equity securities. The Company adopted the guidance in the second quarter of 2009 and included all required disclosures in its consolidated financial statements beginning in the period ended June 27, 2009. The adoption did not have any impact on the Company’s financial position and results of operations.

In June 2009, the FASB issued guidance on subsequent events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Although there is new terminology, the guidance is based on the same principles as those that existed prior to adoption. The guidance also includes a new required disclosure of the date through which an entity has evaluated subsequent events. The guidance is effective for interim and annual periods

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

ending after June 15, 2009 and was adopted by the Company in the second quarter of 2009 with no material impact on the consolidated financial statements.

In June 2009, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 112 (“SAB 112”), which updates and amends the SEC staff’s previous interpretive guidance relating to business combinations and noncontrolling interests. Specifically, SAB 112 updates various sections of the Staff Accounting Bulletin Series to bring it into conformity with the FASB guidance on business combinations and noncontrolling interests. The Company adopted SAB 112 in the second quarter of 2009, which did not have a material impact on the Company’s financial position and results of operations.

In July 2009, the FASB issued the Accounting Standards Codification (“Codification”). The Codification is a single authoritative source for U.S. GAAP. While not intended to change U.S. GAAP, the Codification significantly changes the way in which the accounting literature is organized. It is structured by accounting topic to identify the guidance that applies to a specific accounting issue. The Codification is effective for financial statements that cover interim and annual periods ending after September 15, 2009. The Company has adopted the Codification in its interim consolidated financial statements for the period ending September 26, 2009.

In October 2009, the FASB updated the Codification to provide share lenders with guidance on how to account for own-share lending arrangements. Specifically, a share lender should record as debt issuance cost the fair value of a share lending arrangement. The outstanding shares should be excluded from basic and diluted earnings per share, unless the counterparty defaults. When a default is probable, expense should be recognized with an offset to equity for the fair value of the shares less estimated recoveries. The guidance is effective for new share lending arrangements for interim and annual periods beginning on or after June 15, 2009. For existing arrangements, the guidance is effective for fiscal years beginning on or after December 15, 2009 and must be applied retrospectively for arrangements outstanding as of the effective date. The Company does not hold any share lending arrangements and thus the guidance did not have any impact on the Company’s financial position and results of operations upon adoption.

In October 2009, the FASB also released clarifying guidance on arrangements with multiple deliverables. The new guidance requires companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics through the use of relative fair values based on either vendor specific objective evidence or third party evidence of fair values. If neither of these is available, the guidance requires the use of management’s best estimate of selling price. The residual method of allocating arrangement consideration is no longer permitted. The new guidance also removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. It finally requires expanded qualitative and quantitative disclosures. The new guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company has early adopted the guidance on a prospective basis, with effect as of January 1, 2009. The adoption resulted in no material effects to the Company’s financial position, timing of revenue recognition, units of accounting, allocation of consideration or results of operations and does not result in the restatement of any prior interim periods.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In June 2009, the FASB issued amendments to the guidance on accounting for transfers of financial assets and the guidance on consolidation of variable interest entities. The amendment regarding accounting for transfers of financial assets includes: (i) eliminating the qualifying special-purpose entity (“QSPE”) concept; (ii) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; (iii) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; (iv) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (v) extensive new disclosures. The amendment regarding consolidation of variable interest entities includes: (i) the elimination of exemption for QSPEs; (ii) a new approach for determining who should consolidate a variable-interest entity and (iii) changes to when it is necessary to reassess who should consolidate a variable-interest entity. Both amendments are effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2009 and for interim periods within that first year. Earlier adoption is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

prohibited. The Company will adopt the amendments as of January 1, 2010 and does not expect any significant impact on the Company’s financial position and results of operations.

In September 2009, the FASB issued final guidance on measuring the fair value of liabilities. It amends the Codification primarily as follows: (i) it sets forth the types of valuation techniques to be used to value a liability when a quoted price in an active market is not available; (ii) clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability; (iii) clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The amended guidance is effective for the first reporting period beginning after issuance. The Company will adopt the amendment as of January 1, 2010 and does not expect any significant impact on the Company’s financial position and results of operations.

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current and non-current assets on the consolidated balance sheets as at December 31, 2009 and December 31, 2008 are detailed in the table below:

		Increase in	Other than
		fair value	temporary
		included in	impairment
		OCI* for	charge			Foreign
		available-	and realized			exchange	Foreign
		for-sale	losses			result	exchange
	December 31,	marketable	on marketable			through	result	December 31,
	2008	securities	securities	Purchase	Sale	P&L	through OCI	2009
	In millions of U.S. dollars

Aaa debt securities issued by the U.S. Treasury	—	—	—	1,060	(720)			340
Aaa debt securities issued by foreign governments	—	—	—	670	(543)	14	3	144
Senior debt Floating Rate Notes issued by financial institutions	651	8			(108)		(3)	548
Auction Rate Securities	242	15	(140)	—	(75)	—	—	42
Total	893	23	(140)	1,730	(1,446)	14	—	1,074

*	Other Comprehensive Income

The floating rate notes and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2009, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity up to 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at December 31, 2009. On February 16, 2009, the Company announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded the Company, in connection with such unauthorized auction rate securities, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, the Company is entitled to retain an interest award of approximately $27 million, out of which $25 million has already been paid, plus interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until the award is paid in full. The Company has petitioned the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse has responded by seeking to vacate the FINRA award. Upon receipt of the award, the Company will transfer ownership of the portfolio of unauthorized auction rate securities to Credit Suisse. Until the award is executed, the Company will continue to own the Auction Rate Securities and, consequently, will account for them in the same manner as in the prior periods. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by us and issued by Deutsche Bank, requested that we either tender the securities or accept that the amount that would be received by us pursuant to such tender ($75 million) be deducted from the sum to be collected by us if and when the FINRA award is confirmed and enforced. Pursuant to legal advice, and while reserving our legal rights, we participated in the tender offer and paid $0.49 per dollar of face value. As a result, we sold Auction Rate Securities with a face value of $154 million, collected $75 million and registered $68 million as realized losses on financial assets. Losses as a result of this transaction should be recovered upon collection of the award. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Company is seeking confirmation of the award from the United States District Court of the Southern District of New York.

No significant gain or loss was included in earnings as a result of floating rate notes sales. Out of the fifteen investment positions in floating-rate notes, with the only exception of a senior floating rate note of Euro 15 million issued by Lehman Brothers whose impairment was recorded as other-than-temporary in 2008, nine positions are in an unrealized loss position, which has been considered as temporary. For all floating rate notes, except the Lehman Brothers senior unsecured bonds described below, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the floating rate note portfolio is less than two years on average and the securities have a minimum Moody’s rating of A3 (with the only exception of the Lehman Brothers senior unsecured bonds), the Company expects the value of the securities to return to par as the final maturity is approaching. In addition, the Company does not expect to be required to sell the securities before maturity. As such, no credit loss has been identified on these instruments. Thus, under the new clarifying guidance on other-than-temporary impairments issued in April 2009, as described in details in Note 2.25, these declines in fair value are considered as temporary. As a result, the change in fair value is recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity and no cumulative effect adjustment was recorded in 2009 upon adoption of such guidance. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

For the Lehman Brothers senior unsecured bonds, the Company has been measuring fair value since Lehman Brothers Chapter 11 filing on September 15, 2008 based on information received from a major credit rating entity. Such fair value information relies on historical recovery rates and is assessed to correspond to a level 3 fair value hierarchy. At the date of Lehman Brothers Chapter 11 filing, the Company did not expect to recover the entire amortized cost basis of the securities and reported in earnings an other-than-temporary impairment charge representing 50% of the face value of the debt securities. Since all of this other-than-temporary impairment charge corresponded to credit losses, no cumulative effect adjustment was recorded in 2009 upon adoption of the new accounting guidance on recognition and presentation of other-than-temporary impairment charges. As at December 31, 2009, the Company assessed that it expected to recover the impaired amortized cost basis of the Lehman Brothers debt securities amounting to $11 million and no additional other-than-temporary impairment charge was recorded on the Lehman Brothers senior unsecured bonds in 2009.

The Company invested in 2009 $1,730 million in French and U.S. government bonds, of which $1,263 million was sold or matured in 2009. In 2009, the Company realized in earnings a $14 million exchange gain upon the sale of Euro 100 million French Government bonds. The change in fair value of the $484 million government debt securities classified as available-for-sale was not material as at December 31, 2009. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bonds portfolio is less than five months on average and the securities are rated Aaa by Moody’s.

Until the FINRA award is executed, the ownership of the auction-rate securities must be considered as a separate unit of accounting for impairment assessment. Consequently, upon adoption of the new accounting guidance on recognition and presentation of other-than-temporary impairment charges, the Company determined that in the assumption that the FINRA award was not executed the Company would not expect to recover the entire amortized cost basis of the securities resulting in an impairment of the securities based on credit losses. Consequently, the Company reported an other-than-temporary decline in fair value amounting to $72 million in 2009, which was immediately reported in the consolidated statement of income on the line “Other-than-temporary impairment charge on financial assets”. As this impairment assessment was in line with past accounting practice, no cumulative effect adjustment was recorded in 2009 upon adoption of the new accounting guidance. From the first quarter of 2008, the fair value measure of these securities, which corresponds to a level 3 fair value hierarchy, was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which the Company believes approximates the orderly exit value in the current market. In 2009, the value of the remaining ARS securities increased in value by $15 million, which has been recorded as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. The estimated value of these securities could further decrease due to a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

deterioration of the corporate industry indexes used for the evaluation. Fair value measurement information is further detailed in Note 25.

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2009	2008

Trade accounts receivable	1,386	1,089
Less valuation allowance	(19)	(25)
Total	1,367	1,064

Bad debt expense in 2009, 2008 and 2007 was $2 million, $1 million and $1 million respectively. In 2009, 2008 and 2007, one customer, the Nokia group of companies, represented 16.1%, 17.5% and 21.1% of consolidated net revenues, respectively.

In 2009, $11 million of receivables due to ST Ericsson in 2009 were sold without recourse, with a financial cost of less than 0.2% of the factored amount. The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable.

5.	INVENTORIES, NET

Inventories, net of reserve, consisted of the following:

	December 31,	December 31,
	2009	2008

Raw materials	73	76
Work-in-process	769	1,124
Finished products	433	640
Total	1,275	1,840

As at December 31, 2008, inventories included $203 million related to the consolidation of the NXP wireless business. The fair value adjustment arising from the purchase accounting for the acquisition as discussed in Note 7 was totally expensed in cost of sales as at December 31, 2008.

6.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets consisted of the following:

	December 31,	December 31,
	2009	2008

Receivables from government agencies	208	125
Taxes and other government receivables	272	238
Advances	79	83
Prepayments	50	64
Loans and deposits	14	18
Interest receivable	10	16
Financial instruments	36	37
Held-for-trading cancellable swaps	—	34
Other current assets	84	70
Total	753	685

Due to the high volatility in the interest rates generated by the recent financial turmoil, the Company assessed in 2008 that the swaps, entered into to hedge the fair value of a portion of the convertible bonds due 2016, had been no longer effective since November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were classified as held-for-trading financial assets and reported at fair value as a component of “Other receivables and current assets” in the consolidated balance sheet as at December 31, 2008 since the Company intended to hold the derivative instruments for a short period of time which will not exceed twelve months. An

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

unrealized gain was recognized in earnings from discontinuance date totaling $15 million and was reported on the line “Gain (loss) on financial assets” of the consolidated statement of income for the year ended December 31, 2008. During the first quarter of 2009, the Company sold these cancellable swaps and generated a loss of $8 million, which is included in the line “Gain (loss) on financial assets”.

7.	BUSINESS COMBINATIONS

Genesis Microchip Inc.

On January 17, 2008, the Company acquired effective control of Genesis Microchip Inc. (“Genesis Microchip”) under the terms of a tender offer announced on December 11, 2007. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary of the Company that was merged with and into Genesis Microchip promptly thereafter and received $170 million of cash and cash equivalents from Genesis Microchip. Additional direct costs associated with the acquisition amounting to approximately $6 million were paid in 2008. On closing, Genesis Microchip became part of the Company’s Home Entertainment & Displays business activity which is part of the Automotive Consumer Computer and Communications Infrastructure Product Groups segment. The acquisition of Genesis Microchip was performed to expand the Company’s leadership in the digital TV market. Genesis Microchip will enhance the Company’s technological capabilities for the transition to fully digital solutions in the segment and strengthen its product intellectual property portfolio.

Purchase price allocation resulted in the recognition of $11 million in marketable securities, $14 million in property, plant and equipment, $44 million of deferred tax assets, net of valuation allowance, while intangible assets included $44 million of core technologies, $27 million related to customer relationships, $2 million of trademarks, $15 million of goodwill primarily related to the workforce, and not deductible for tax purposes, and $2 million of liabilities net of other assets. During the course of 2008, the company reduced its estimate of direct cost associated with the acquisition and made a corresponding reduction in the amount of purchased goodwill. The Company also recorded in 2008 $21 million of acquired IP R&D with no alternative future use that the Company immediately wrote off. Such in-process research and development charge was recorded on the line “research and development expenses” in the consolidated statement of income in the first quarter of 2008. The core technologies have an average useful life of approximately four years, the customers’ relationship of seven years and the trademarks of approximately two years. The Company obtained a third party independent appraisal to assist in making its purchase price allocation although the Company takes full responsibility for such allocation.

NXP Wireless

On August 2, 2008, ST-NXP Wireless, a joint venture owned 80% by the Company, began operations based on contributions of the wireless businesses of the Company and NXP, as the noncontrolling interest holder. The Company paid to NXP $1.55 billion for the 80% stake, which included a control premium, and received cash from the NXP businesses of $33 million. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in the Company’s wireless business. Additional direct costs associated with the acquisition amounted to $21 million and were fully paid as at December 31, 2009. On closing, ST-NXP Wireless was determined to be included in the Wireless segment.

Purchase price allocation resulted in the recognition of $308 million in property, plant and equipment, $72 million of tax receivables net of valuation allowances, inventory of $282 million which includes $88 million of step-up in value that increased charges against earnings in 2008 as the inventory was sold, deferred tax liabilities of $14 million, restructuring reserves of $44 million and $42 million in liabilities, net of other assets. In addition, intangible assets recognized included core technologies of $223 million, customer relationships of $405 million, and acquired IP R&D of $76 million. Such IP R&D did not have any alternative future use and was written-off immediately in the consolidated statement of income in 2008 to the line “Research and development.” The resulting goodwill in the transaction was $669 million at acquisition date. During 2009 the Company made final adjustments to the acquisition related goodwill and reduced its value by $12 million with offsetting adjustments in property, plant and equipment, tax receivables and net other assets and liabilities. The goodwill deductible for tax purposes amounts to approximately $108 million. The core technologies have useful lives ranging from approximately three and a half to six and a half years and the customer relationships’ average useful lives were estimated at 12 years. To assist in making the purchase price allocation for the contribution from the noncontrolling interest holder, the Company obtained a third party independent appraisal although the Company remains fully responsible for the allocation. The contribution by the Company was carried over at its book value. The restructuring reserves represent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

estimated redundancy costs incurred to achieve the rationalization of the combined organization as anticipated as part of the transaction and cover approximately 500 people, including sub-contractors. The plan affects mainly employees in Belgium, China, Germany, India, the Netherlands, Switzerland and the United States of America.

On February 1, 2009, the Company exercised its option to purchase the 20% noncontrolling interest of NXP in ST-NXP wireless for a price of $92 million. Transactions with noncontrolling interests are summarized in the table below:

	Twelve Months Ended
	December 31,	December 31,
	2009	2008
	In millions of U.S. dollars

Net loss attributable to parent company	(1,131)	(786)
Transfers (to) from noncontrolling interests:
Increase in parent company’s capital surplus for purchase of outstanding 20% of ST-NXP shares	119	—
Change from net loss attributable to parent company and transfers (to) from noncontrolling interests	(1,012)	(786)

Ericsson Mobile Platforms

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, ST-Ericsson. ST-Ericsson combines the resources of the two companies and focuses on developing and delivering a complete portfolio of mobile platforms wireless semiconductor solutions across the broad spectrum of mobile technologies. The operations of ST-Ericsson are conducted through two groups of companies. The parent of one of the groups is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by ST. JVS is responsible for the full commercial operation of the combined businesses, namely sales, marketing, supply and the full product responsibility. The parent of the other group, ST-Ericsson AT Holding AG (“JVD”), is owned 50% plus a controlling share by Ericsson and is focused on fundamental R&D activities. Both JVS and JVD are variable interest entities. The Company has determined that it is the primary beneficiary of JVS and therefore consolidates JVS, but that it is not the primary beneficiary of JVD and therefore accounts for its noncontrolling interest in JVD under the equity method of accounting. JVD is discussed further in Note 11. In addition to the contributions by ST and Ericsson of their respective businesses to the venture entities, the consideration received from Ericsson included $1,155 million in cash, of which $700 million was paid directly to the Company. The transaction has been accounted for as a business combination under the amended business combination guidance adopted by the Company as of January 1, 2009.

The purchase accounting results are the following, in millions of U.S. dollars:

Consideration transferred:
Noncontrolling interest in the Company’s business contributed	1,105
Cash received by the Company	(700)
Equity investment in JVD	(99)

Total consideration transferred	306
Acquisition related costs included in SG&A	9
Assets acquired and liabilities assumed:
Cash in JVS	445
Other current assets and liabilities — net	(47)
Customer relationships	48
Property, plant and equipment	23
Total identifiable net assets	469
Noncontrolling interest in EMP business acquired	(306)
Goodwill	143
Total	306

The goodwill arises principally due to expected synergies and the value of the assembled workforce. It is tax deductible for an amount of $26 million. In connection with this transaction, the Company recognized acquisition

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

costs of $9 million, which were included in selling, general and administrative expenses in 2009. The customer relationships have a useful life of four years. There are no contingent assets or liabilities recognized in the transaction.

The fair value of the noncontrolling interests was determined by the Company with the assistance of a third party evaluation of the fair values of the businesses contributed. Due to lack of comparable market transactions, the EMP business was valued using a discounted cash flow approach. The primary inputs used to measure the fair value were the stand alone business plan for the five-year period 2009-2013, including certain cost synergies of the venture, and the weighted average cost of capital, which was determined to be 8.9%. This represents a Level 3 measurement of fair value in the fair value measurement hierarchy. The resulting value of the EMP business was then allocated between the two entities of the venture as follows: (a) specifically identifiable assets as well as customer-related intangibles and the cost synergies were allocated to the portion of the EMP business contributed to JVS, and (b) specifically identifiable assets as well as the value of the usage rights of the technology were allocated to the portion of the EMP business contributed to JVD. The fair value of the Company’s contribution of its ST-NXP Wireless business to JVS was determined based upon the valuation of the EMP business contributed to JVS and JVD and the cash consideration that was agreed upon between the Company and Ericsson to compensate for the difference in fair values between the two companies’ contributions. This valuation is therefore also considered Level 3. Due to the significant minority rights of the Company and Ericsson in JVD and JVS respectively, no control premium or discount was assigned in the valuation of the noncontrolling interests. Upon closing, JVS was determined to be included in the reportable segment “Wireless”.

The unaudited proforma information below assumes that JVS was created on January 1, 2009 and 2008 and incorporates the results of JVS beginning on those dates. The unaudited twelve months ended December 31, 2009 and December 31, 2008 information has been adjusted to incorporate the results of JVS on January 1, 2009 and January 1, 2008. Such results include estimated results of the business acquired, adjustments to conform to the Company’s accounting policies, additional depreciation and amortization resulting from the step up to the fair values of the tangible and intangible assets, consequential tax effects and noncontrolling interest adjustments. These amounts are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2009 and January 1, 2008.

	Twelve Months Ended
	December 31,	December 31,
Pro forma Statements of Income (unaudited)	2009	2008
	In millions of U.S. dollars

Net revenues	8,536	10,485
Gross profit	2,640	4,027
Operating expenses	(3,688)	(4,308)
Operating loss	(1,048)	(281)
Net loss attributable to parent company	(1,113)	(798)
Loss per share (basic)	(1.27)	(0.89)
Loss per share (diluted)	(1.27)	(0.89)

	Twelve Months Ended
	December 31,	December 31,
Statements of Income, as reported	2009	2008
	In millions of U.S. dollars

Net revenues	8,510	9,842
Gross profit	2,626	3,560
Operating expenses	(3,649)	(3,758)
Operating loss	(1,023)	(198)
Net loss attributable to parent company	(1,131)	(786)
Loss per share (basic)	(1.29)	(0.88)
Loss per share (diluted)	(1.29)	(0.88)

Net revenues of the EMP business for the period from the acquisition date of February 3, 2009 to December 31, 2009 included in the consolidated statement of income were $300 million. Net income (loss) during this period is no

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

longer separately identifiable, as the EMP business was immediately integrated across a large number of legal entities combining the cost structures of the EMP and ST-NXP Wireless businesses.

8.	GOODWILL

Following the segment reorganization as described in Note 27, the Company has restated its results in prior periods for illustrative comparisons of its allocation of goodwill by product segment.

Changes in the carrying amount of goodwill were as follows:

	Automotive
	Consumer
	Computer and		Industrial and
	Communication	Wireless	Multisegment
	Infrastructure	Sector	Sector
	(“ACCI”)	(“Wireless”)	(“IMS”)	Other	Total

December 31, 2007	41	147	100	2	290
Business Combination	15	669	—	—	684
PGI goodwill impairment	(4)	—	—	(2)	(6)
Incard goodwill impairment	—	—	(7)	—	(7)
Foreign currency translation	(1)	—	(2)	—	(3)
December 31, 2008	51	816	91	—	958
Business Combination	—	131	—	—	131
Vision goodwill impairment	(6)	—	—	—	(6)
Foreign currency translation	(2)	(11)	1	—	(12)
December 31, 2009	43	936	92	—	1,071

Gross goodwill recognized amounted to respectively $1,138 million and $1,019 million as at December 31, 2009 and 2008. Accumulated impairment amounted to respectively $67 million and $61 million as at December 31, 2009 and 2008.

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. An amount of $143 million of the purchase price for this transaction was allocated to goodwill. This business combination is discussed in details in Note 7. Additionally, at the beginning of the third quarter of 2009, the Company made final adjustments to the NXP business combination and decreased goodwill by $12 million.

In 2008, the Company acquired 100% of Genesis Microchip Inc. and 80% of the NXP wireless business. Amounts of $15 million and $669 million, respectively, of the purchase price for these two transactions were allocated to goodwill. These business combinations are discussed in details in Note 7.

During the first half of 2009, the Company performed an impairment test on goodwill and based on this test, impairment charge totaling $6 million was recorded on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the period ended December, 2009. This impairment charge is further described in Note 19.

In the third quarter of 2009 and 2008, the Company performed its annual impairment test on goodwill and indefinite long-lived assets, which did not evidence any additional impairment charge to be recorded in 2009 and charges totaling $13 million were recorded on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2008. These impairment charges are further described in Note 19.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

9.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

	Gross	Accumulated	Net
December 31, 2009	Cost	Amortization	Cost

Technologies & licences	787	(501)	286
Contractual customer relationships	485	(70)	415
Purchased software	302	(226)	76
Other intangible assets	119	(77)	42

Total	1,693	(874)	819

	Gross	Accumulated	Net
December 31, 2008	Cost	Amortization	Cost

Technologies & licences	707	(365)	342
Contractual customer relationships	436	(22)	414
Purchased software	253	(200)	53
Other intangible assets	125	(71)	54

Total	1,521	(658)	863

The line Other intangible assets in the table above consists primarily of internally developed software. The amortization expense on capitalized software costs in 2009, 2008 and 2007 was $20 million, $15 million, and $11 million, respectively.

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. An amount of $48 million of the purchase price for this transaction was allocated to customer relationships. This business combination is discussed in details in Note 7.

The amortization expense in 2009, 2008 and 2007 was $208 million, $141 million, and $82 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year

2010	235
2011	215
2012	155
2013	58
2014	39
Thereafter	117
Total	819

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	Gross	Accumulated	Net
December 31, 2009	Cost	Depreciation	Cost

Land	96	—	96
Buildings	1,004	(294)	710
Capital leases	79	(61)	18
Facilities & leasehold improvements	3,158	(2,332)	826
Machinery and equipment	13,765	(11,632)	2,133
Computer and R&D equipment	544	(458)	86
Other tangible assets	252	(146)	106
Construction in progress	106	—	106

Total	19,004	(14,923)	4,081

	Gross	Accumulated	Net
December 31, 2008	Cost	Depreciation	Cost

Land	89	—	89
Buildings	1,001	(264)	737
Capital leases	68	(53)	15
Facilities & leasehold improvements	3,153	(2,115)	1,038
Machinery and equipment	13,700	(11,037)	2,663
Computer and R&D equipment	528	(440)	88
Other tangible assets	187	(127)	60
Construction in progress	49	—	49
Total	18,775	(14,036)	4,739

As described in note 7, an amount of $23 million of the purchase price for the business of Ericsson Mobile Platforms (“EMP”) was allocated to property, plant and equipment.

Upon the acquisition of Genesis, the Company recorded in January 2008 property, plant and equipment totaling $14 million. The integration of NXP wireless business in 2008 resulted in the consolidation of long-lived assets totaling $302 million, of which $25 million corresponded to fair value step-up on the Company’s 80% interest.

In 2008, as described in Note 19, the Company recorded $77 million impairment charge on long-lived assets of the Company’s manufacturing sites in Carrollton (Texas) and in Phoenix (Arizona), of which $75 million on Phoenix site that had previously been designated for closure as part of the 2007 restructuring plan.

The depreciation charge in 2009, 2008 and 2007 was $1,159 million, $1,225 million and $1,331 million, respectively.

Capital investment funding has totaled $4 million, $4 million and $9 million in the years ended December 31, 2009, 2008 and 2007, respectively. Public funding reduced depreciation charges by $22 million, $25 million and $33 million in 2009, 2008 and 2007 respectively.

For the years ended December 31, 2009, 2008 and 2007 the Company made equipment sales for cash proceeds of $10 million, $8 million and $4 million respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

11.	EQUITY INVESTMENTS

Equity investments as at December 31, 2009 and 2008 were as follows:

	2009		2008
	Carrying	Ownership	Carrying	Ownership
	value	Percentage	value	Percentage
	(In millions of USD, except percentages)

Numonyx Holdings B.V	193	48.6%	496	48.6%
ST-Ericsson AT Holding	67	49.9%	—	—
Other equity investments	13		14
Total	273		510

Numonyx

In 2007, the Company entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, the Company would sell its flash memory assets, including its NAND joint venture interest with Hynix as described below and other NOR resources, to the new company, which was called Numonyx Holdings B.V. (“Numonyx”), while Intel would sell its NOR assets and resources. In connection with this announcement, the Company reported in 2007 an impairment charge of $1,106 million to adjust the value of these assets to fair value less costs to sell.

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

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default, the banks will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was evaluated under the FASB guidance on guarantee liabilities. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2009 and 2008. As at December 31, 2009, the guarantee was not exercised. As at December 31 2009, Numonyx was current on their debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future.

The Company accounts for its share in Numonyx under the equity method based on the actual results of the venture. In the valuation of Numonyx investment under the equity method, the Company applies a one-quarter lag reporting. For the year ended December 31, 2009 the Company reported on the line “Earnings (loss) on equity investments” on the Company’s consolidated statement of income $171 million of equity loss in Numonyx equity investment, that represents the Company’s proportional share of the loss reported by Numonyx in the fourth quarter of 2008 and the three first quarters of 2009, a benefit of $69 million related to the amortization of basis differences arising principally from impairment charges recorded by the Company in prior periods. Furthermore, the Company evaluates on a quarterly basis the fair value of the investment in Numonyx based upon a combination of (i) an income approach, using net equity adjusted for net debt, and (ii) a market approach, using the metrics of comparable public companies, both in relation to actual results and the most updated available forecast. In the first quarter of 2009, the Company recorded an impairment charge of $200 million considered as other-than-temporary, resulting from a re-assessment by the Company of the fair value of its investment in Numonyx following the deterioration of both the global economic situation and the memory market segment, as well as a revision by Numonyx of its 2009 projected results. At December 31, 2009 the Company’s investment in Numonyx, including the amount of the debt guarantee, amounted to $193 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

The Company’s current maximum exposure to loss as a result of its involvement with Numonyx is limited to its equity investment, its investment in subordinated notes and its debt guarantee obligation.

Summarized unaudited financial information for Numonyx, as of September 26, 2009 and for the twelve months then ended that, because of the one-quarter lag discussed above, correspond to the amounts included in the Company’s Consolidated Financial Statements as of December 31, 2009 and for the twelve months then ended, are as follows:

In million of US dollars

Statement of Income Information:
Net sales	1,673
Gross profit	289
Net income (loss)	(352)
Financial Position Information:
Current assets	1,322
Noncurrent assets	1,220
Current liabilities	348
Noncurrent liabilities	894
Net worth	1,300

ST-Ericsson AT Holding

As disclosed in Note 7, on February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG (“JVD”). JVD, in which the Company owns 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture. The Company has determined that JVD is a variable interest entity, but has determined that the Company is not the primary beneficiary of the entity. Accordingly, the Company accounts for its noncontrolling interest in JVD under the equity method of accounting. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2009, the line “Loss on equity investments” in the Company’s consolidated statement of income included a charge of $32 million related to JVD. This amount includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity investment, which was shown at $67 million on the consolidated balance sheet at December 31, 2009.

Hynix-Numonyx Joint Venture

In 2004, the Company signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. Additionally, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint venture’s assets. On March 30, 2008, the investment in the joint venture, which amounted to $291 million at the time, was transferred to Numonyx upon the formation of that entity. Due to regulatory and withholding tax issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. The $250 million, which has been on deposit since 2007, has been reported as “Restricted cash” on the consolidated balance sheet as at December 2009 and 2008. The debt guarantee resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The debt guarantee obligation continues to be reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2009, since the terms of FMG deconsolidation did not include the transfer of the guarantee. As at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

December 31, 2009, the guarantee was not exercised. To the best of management’s knowledge as at December 31, 2009, the joint venture was current on their debt obligations, not in default of any debts covenants and did not expect to be in default on these obligations in the foreseeable future. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its indirect investment through Numonyx and the debt guarantee obligation.

12.	OTHER INVESTMENTS AND OTHER NON-CURRENT ASSETS

Other investments and other non-current assets consisted of the following:

	December 31,	December 31,
	2009	2008

Investments carried at cost	29	32
Available-for-sale equity securities	10	5
Long-term notes from equity investment	173	168
Held-for-trading equity securities	7	7
Long-term receivables related to funding	8	8
Long-term receivables related to tax refund	170	206
Debt issuance costs, net	4	7
Prepaid for pension	2	1
Deposits and other non-current assets	39	43

Total	442	477

Investments carried at cost are equity securities with no readily determinable fair value. In 2009, the Company incurred other-than-temporary impairment charge on one of its investments for $3 million that was recorded on the line “Impairment, restructuring charges and other related closure costs” in the consolidated statements of income for the year ended December 31, 2009. The impairment is based on a review of the valuation of the entity upon liquidation. In 2008, the Company incurred other-than-temporary impairment charges on two of its investments, which totaled $6 million and were recorded on the line “Impairment, restructuring charges and other related closure costs” in the consolidated statements of income for the year ended December 31, 2008. For one investment, the impairment charge was based on the valuation for the underlying investment of a new round of third party financing. For the other one, the valuation at fair value was based on the valuation of the entity upon liquidation. The aggregate carrying amount of cost method investments that the investor did not evaluate for impairment in 2009 and 2008 because there was no triggering event is $29 million and $32 million, respectively.

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At December 31, 2009, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment.

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

The Company received upon the creation of Numonyx long-term subordinated notes amounting to $156 million at inception, bearing interest at market rates and with a maturity as at March 30, 2038. These long-term notes yield 9.5% interest, generally payable in kind for seven years and in cash thereafter. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facilities and the Francisco Partners’ preferential

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

payout rights, the subordinated notes will be deemed to have been retired. These notes are also classified as available-for-sale financial assets. The nominal value of the notes was accreted since inception by $27 million of paid-in-kind interests receivable, of which $16 million was recognized in 2009. Changes in fair value were recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity and corresponded to a pre-tax cumulative $11 million deferred loss as of December 31, 2009. This decline in fair value was assessed to be temporary as the Company expects to recover the debt securities’ entire amortized cost basis, and, in compliance with the accounting guidance on other-than-temporary impairment charges on debt securities, it does not intend to sell the securities or is not more likely than not to be required to sell them before recovery. Consequently, no cumulative effect adjustment was recorded upon adoption of the new accounting guidance. Fair value measurement, which corresponds to a level 3 fair value measurement hierarchy, is based on publicly available swap rates for fixed income obligations with similar maturities. Fair value measurement information is further detailed in Note 25.

13.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2009	2008

Payroll	325	319
Social charges	149	146
Taxes other than income taxes	80	91
Advances	47	51
Payables to equity investments	30	7
Obligations for capacity rights	21	29
Financial instruments	34	5
Provision for restructuring	180	197
Pension and long-term benefits	30	21
Royalties	35	14
Acquisition-related expenses	0	17
Others	118	99
Total	1,049	996

The terms of the agreement for the inception of Numonyx included rights granted to Numonyx to use certain assets retained by the Company. As at December 31, 2009 and 2008 the value of such rights totaled $65 million and $87 million respectively, of which $18 million and $24 million respectively were reported as a current liability. The remaining obligations for capacity rights is due to the terms of the agreement for the integration of NXP wireless business that included rights for NXP to obtain products from the Company at preferential pricing.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2009 and December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

14.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	December 31,
	2009	2008

Bank loans:
2.10% due 2009, floating interest rate at Libor + 0.40%	—	50
1.79% due 2010, floating interest rate at Libor + 1.0%	40	50
Funding program loans:
2.00% (weighted average), due 2009, fixed interest rate	—	4
0.90% (weighted average), due 2010, fixed interest rate	12	24
3.27% (weighted average), due 2012, fixed interest rate	6	10
0.50% (weighted average), due 2013, fixed interest rate	3	2
0.50% (weighted average), due 2014, fixed interest rate	8	10
0.50% (weighted average), due 2016, fixed interest rate	2	—
3.24% (weighted average), due 2017, fixed interest rate	67	72
0.27% due 2014, floating interest rate at Libor + 0.017%	100	120
0.31% due 2015, floating interest rate at Libor + 0.026%	56	65
0.33% due 2016, floating interest rate at Libor + 0.052%	136	136
0.57% due 2016, floating interest rate at Libor + 0.317%	180	180
0.49% due 2016, floating interest rate at Libor + 0.213%	200	200
Capital leases:
5.39% (weighted average), due 2011, fixed interest rate	8	13
6.00% (weighted average), due 2014, fixed interest rate	9	—
5.29% (weighted average), due 2017, fixed interest rate	2	2
Senior Bonds:
1.12%, due 2013, floating interest rate at Euribor + 0.40%	720	703
Convertible debt:
-0.50% convertible bonds due 2013	—	—
1.50% convertible bonds due 2016	943	1,036

Total long-term debt	2,492	2,677
Less current portion	(176)	(123)

Total long-term debt, less current portion	2,316	2,554

Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2009	2008

U.S. dollar	1,666	1,840
Euro	826	837
Other	—	—
Total	2,492	2,677

The European Investment Bank’s loans denominated in EUR, but drawn in USD, are classified as USD denominated debt. The 2008 figures have been updated accordingly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Aggregate future maturities of total long-term debt outstanding (including current portion) are as follows:

December 31,
2009

2010	176
2011	1,063
2012	119
2013	836
2014	114
Thereafter	184

Total	2,492

In August 2003, the Company issued $1,332 million principal amount at issuance of zero coupon unsubordinated convertible bonds due 2013 with a negative yield of 0.5%. Pursuant to the terms of the convertible bonds due 2013, the Company repurchased the largest part of the bonds in August 2006. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at December 31, 2009 corresponding to the remaining 188 bonds valued at August 5, 2010 redemption price. At any time the Company may redeem for cash at their negative accreted value all or a portion of the remaining convertible bonds subject to the level of the Company’s share price.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. Upon a change of control, the holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. During December 2009 the Company repurchased 98 thousand bonds corresponding to $106 million principal amount for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million. During January 2010, the Company repurchased around 200 thousand bonds corresponding to $215 million principal amount for a total cash consideration of $212 million, realizing a gain on the repurchase of $3 million. The total of bonds repurchased in December and January represented approximately 30% of the total amount originally issued. The repurchased bonds have been cancelled in accordance with their terms. In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds. As a result of these cancellable swap hedging transactions, which are described further in Note 25, the yield on the $200 million principal amount of the hedged convertible bonds has changed from a nominal interest rate of 1.50% to an effective yield of -0.27% as at November 1, 2008, date on which the fair value hedge relationship was discontinued, as described in Note 6.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

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

Credit facilities

The Company had unutilized committed medium term credit facilities with core relationship banks totalling $500 million. In addition, the aggregate amount of the Company’s and its subsidiaries’ total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $759 million as at December 31, 2009. In addition, ST-Ericsson had $25 million of unutilized committed line from Ericsson as parent company. The Company also had two committed credit facilities with the European Investment Bank as part of R&D funding programs. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $49 million were paid back as at December 31, 2009. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million as at December 31, 2009. The Company maintains also uncommitted foreign exchange facilities totalling $714 million at December 31, 2009. At December 31, 2009 and 2008, amounts available under the short-term lines of credit were not reduced by any borrowing.

15.	POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of December 31, 2009, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Change in benefit obligation:
Benefit obligation at beginning of year	587	590	42	42
Service cost	22	20	4	4
Interest cost	25	32	2	3
Employee contributions	4	3	—	—
Benefits paid	(25)	(35)	(2)	(8)
Effect of settlement	(16)	(5)	(3)	—
Effect of curtailment	(2)	(1)	—	—
Actuarial (gain) loss	29	15	(1)	1
Transfer in	12	70	1	8
Transfer out	(5)	(53)	(1)	(5)
Plan amendment	—	(3)	—	—
Foreign currency translation adjustment	23	(46)	1	(3)
Benefit obligation at end of year	654	587	43	42
Change in plan assets:
Plan assets at fair value at beginning of year	262	278	—	—
Expected return on plan assets	16	18	—	—
Employer contributions	46	16	—	—
Employee contributions	5	2	—	—
Benefits paid	(13)	(11)	—	—
Effect of settlement	(14)	(2)	—	—
Actuarial gain (loss)	25	(59)	—	—
Transfer in	7	54	—	—
Transfer out	(6)	(5)	—
Foreign currency translation adjustments	11	(28)	—	—
Other	—	(1)	—	—
Plan assets at fair value at end of year	339	262	—	—
Funded status	(315)	(325)	(43)	(42)
Net amount recognized in the balance sheet consisted of the following:
Non current assets	2	1	—	—
Current liabilities	(8)	(5)	(9)	(2)
Non Current liabilities	(309)	(321)	(34)	(40)
Net amount recognized	(315)	(325)	(43)	(42)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial	Prior service
	(gains)/losses	cost	Total

Other comprehensive income as at December 31, 2007	12	10	22
Net amount generated/arising in current year	74	(2)	72
Amortization	(3)	(2)	(5)
Foreign currency translation adjustment	(9)	—	(9)
Other comprehensive income as at December 31, 2008	74	6	80
Net amount generated/arising in current year	4	—	4
Amortization	(6)	(2)	(8)
Foreign currency translation adjustment	4	—	4
Effect of curtailment/settlement	(4)	—	(4)
Other comprehensive income as at December 31, 2009	72	4	76

In 2010, we expect to amortize $4 million of actuarial losses and $1 million of past service cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2009	2008	2007

Service cost	22	20	19	4	4	3
Interest cost	25	32	28	2	3	2
Expected return on plan assets	(16)	(18)	(15)	—	—	—
Amortization of actuarial net loss (gain)	6	2	(3)	(1)	1	(4)
Amortization of prior service cost	2	2	2	—	—	31
Effect of settlement	2	(3)	—	—	—	—
Effect of curtailment	(2)	(1)	(1)	—	—	—

Net periodic benefit cost	39	34	30	5	8	32

The weighted average assumptions used in the determination of the benefit obligation and the plan asset for the pension plans and the other long term benefits were as follows:

	December 31,	December 31,	December 31,
Assumptions	2009	2008	2007

Discount rate	5.11%	5.23%	5.43%
Salary increase rate	3.08%	3.46%	3.24%
Expected long-term rate of return on funds for the pension expense of the year	5.28%	5.69%	6.34%

The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Company modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The Company’s pension plan asset allocation at December 31, 2009 and 2008 are as follows:

	Percentage of Plan Assets at December
Asset Category	2009	2008

Equity securities	38%	36%
Bonds securities remunerating regular interest	33%	37%
Real estate	9%	6%
Other	20%	21%
Total	100%	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2009 is as follows:

		Quoted Prices in		Significant
		Active Markets	Significant Other	Unobservable
		for Identical	Observable Inputs	Inputs
	Total	Assets (Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	27	27	—	—
Equity securities	128	111	17	—
Government debt securities	57	57	—	—
Corporate debt securities	56	52	4	—
Derivatives	22	16	6	—
Investment funds	1	—	1	—
Real estate	30	3	20	7
Other (mainly insurance assets — contracts and reserves)	18	1	12	5
TOTAL	339	267	60	12

The Company’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company’s equity portfolios are managed in such a way as to achieve optimal diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Company does not manage any assets internally.

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $46 million and $16 million in 2009 and 2008 respectively and the Company expects to contribute cash of $18 million in 2010.

The Company’s estimated future benefit payments as of December 2009 are as follows:

Years	Pension Benefits	Other Long-term Benefits

2010	41	3
2011	21	2
2012	28	2
2013	28	3
2014	37	3
From 2015 to 2019	192	17

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $13 million and $11 million, as of December 31, 2009 and 2008 respectively. The annual cost of these plans amounted to approximately $81 million, $72 million and $66 million in 2009, 2008 and 2007, respectively. Major changes as compared to previous periods are mainly related to the acquisition of the NXP wireless business and the formation of the ST-Ericsson joint-venture. The benefits accrued to the employees on a pro-rata basis, during their employment period are based on the individuals’ salaries.

16.	SHAREHOLDERS’ EQUITY

16.1 — Outstanding shares

The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2009 the number of shares of common stock issued was 910,319,305 shares (910,307,305 at December 31, 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

As of December 31, 2009 the number of shares of common stock outstanding was 878,333,566 (874,276,833 at December 31, 2008).

16.2 — Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2008, a new option agreement was concluded between the Company and Stichting Continuïteit ST. This new option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There were no preference shares issued as of December 31, 2009.

16.3 — Treasury stock

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

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2007, 2008 and 2009 Annual General Meeting of Shareholders. As of December 31, 2009, 10,934,481 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 4,044,733 in the year ended December 31, 2009, following the full vesting of the 2006 stock-award plan, the vesting of the first and second tranches of the 2007 stock-award plan, the vesting of the first tranche of the 2008 stock-award plan together with the acceleration of the vesting of a limited number of stock-awards.

As of December 31, 2009, the Company owned a number of treasury shares equivalent to 31,985,739.

16.4 — Stock option plans

In 1995, the Shareholders voted to adopt the 1995 Employee Stock Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. At December 31, 2008, under the 1995 plan, 42,300 of the granted options originally vested 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant. During 2005, the vesting periods for all options under the plan were accelerated with no impact on the consolidated statements of income.

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
(in millions of U.S. dollars, except share and per share amounts)

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

A summary of the stock option activity for the plans for the three years ended December 31, 2009, 2008 and 2007 follows:

		Price Per Share
			Weighted
	Number of Shares	Range	Average

Outstanding at December 31, 2006	56,325,252	$12.03 - $62.01	$30.50

Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	(7,566,170)	$24.88	$24.88
Options forfeited	(1,861,960)	$16.73 - $62.01	$31.19
Options exercised	(131,487)	$17.08 - $19.18	$18.90
Outstanding at December 31, 2007	46,765,635	$16.73 - $62.01	$31.42

Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	(5,923,552)	$44.00 - $62.01	$59.1
Options forfeited	(1,410,650)	$16.73 - $62.01	$27.9
Options exercised	—	—	—
Outstanding at December 31, 2008	39,431,433	$16.73 - $39.00	$27.35

Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	—	—	—
Options forfeited	(1,487,601)	$17.08 - $39.00	$27.69
Options exercised	—	—	—
Outstanding at December 31, 2009	37,943,832	$16.73 - $39.00	$27.33

Stock options exercisable following acceleration in 2005 of vesting for all outstanding unvested stock options were as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007

Options exercisable	37,943,832	39,431,433	46,765,635
Weighted average exercise price	$27.33	$27.35	$31,42

The weighted average remaining contractual life of options outstanding as of December 31, 2009, 2008 and 2007 was 2.9, 3.9 and 4.3 years, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2009 were as follows:

			Weighted
		Weighted	average
	Option price	average	remaining
Number of shares	range	exercise price	contractual life

133,966	$16.73 - $17.31	$17.05	4.7
19,744,709	$19.18 - $24.88	$21.02	3.8
167,350	$25.90 - $29.70	$26.96	3.3
17,897,807	$31.09 - $39.00	$34.37	1.8

16.5 — Nonvested share awards

On April 29, 2006 the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted 66,000 non vested shares to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2006 Supervisory Board Plan”), of which 15,000 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In 2007, the first tranche of the plan, representing 17,000 shares vested as at April 27, 2007. In 2008, the second tranche of the plan, representing 16,000 shares vested as at April 27, 2008. Furthermore, following the end of mandate of one of the members of the Board, 4,000 shares were accelerated in 2008. In 2009, the third tranche of the plan, representing 14,000 shares vested as at April 27, 2009. As of December 31 2009, no awards were outstanding under the 2006 Supervisory Board Plan.

On September 29, 2006 the Company granted 4,854,280 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2006 Employee Plan”). The Compensation Committee and the Supervisory Board also authorized on September 29, 2006 the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company. These additional shares were granted in 2006 and 2007, as detailed below. The shares were granted for free to employees, and vested upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in one of the Company’s European subsidiaries for whom a subplan was simultaneously created on September 29, 2006 for statutory payroll tax purposes, the nonvested shares vested over the following requisite service period: 32% as at April 27, 2007, 32% as at April 27, 2008 and 36% as at April 27, 2009. The following requisite service period was required for the nonvested shares granted under the local subplan: 64% of the granted stock awards vested two years from grant date and 36% as at April 27, 2009. In addition, the sale by the employees of the shares included in the subplan, once vested, is restricted over an additional two-year period which is not considered as an extension of the requisite service period. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 1,120,234 shares, vested as at April 27, 2007. In addition, 10,120 shares were accelerated during the year, of which 340 under the subplan. In 2008, the second tranche of the original plan, representing 1,079,952 shares, vested as at April 27, 2008, and the first tranche of the subplan, representing 748,394 shares vested as at September 30, 2008. In addition, 30,590 shares were accelerated during the year, of which 5,941 under the subplan. These shares were transferred to employees from the treasury shares owned by the Company. In 2009, the third tranche of the original plan, representing 1,155,238 shares and the third tranche of the subplan, representing 400,149 shares vested as at April 27, 2009. In addition, 9,446 shares were accelerated during the year, of which 4,035 under the subplan. At December 31, 2009, no nonvested shares from the 2006 plan were outstanding.

On December 19, 2006, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted additional 62,360 shares to selected employees designated by the Managing Board of the Company as part of the 2006 Employee Plan. This additional grant had the same terms and conditions as the original plan. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 8,885 shares, vested as at April 27, 2007, and the first tranche of the subplan, representing 21,648 shares vested as at December 20, 2008. In 2008, the second tranche of the plan, representing 8,885 shares, vested as at April 27, 2008. In 2009, the third tranche of the plan, representing 9,264 shares and the third tranche of the subplan representing 12,147 shares vested as at April 27, 2009. As at December 31, 2009, no nonvested shares were outstanding as part of this additional grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

On February 27, 2007, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted additional 215,000 shares to selected employees designated by the Managing Board of the Company as part of the 2006 Employee Plan. This additional grant had the same terms and conditions as the original plan. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 50,031 shares, vested as at April 27, 2007. In addition, 1,196 shares were accelerated during the year. In 2008, the second tranche of the plan, representing 47,551 shares vested as at April 27, 2008. In addition, 598 shares were accelerated during the year. In 2009, the first tranche of the subplan, representing 36,122 shares vested as at February 28, 2009. The third tranche of the plan representing 51,514 shares and the third tranche of the subplan representing 20,174 shares vested as at April 27, 2009. In addition, 108 shares were accelerated during the year. As at December 31, 2009, no nonvested shares were outstanding as part of this additional grant.

On April 28, 2007, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2007 Supervisory Board Plan”), of which 22,500 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 45,000 shares, vested as at April 28, 2008. Furthermore, following the end of mandate of one of the members of the Board, 7,500 shares were accelerated in 2008. The second tranche of this plan, representing 45,000 shares, vested as at April 28, 2009. As of December 31, 2009, 45,000 awards were outstanding under the 2007 Supervisory Board Plan.

On June 18, 2007, the Company granted 5,691,840 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2007 Employee Plan”). The Compensation Committee and the Supervisory Board also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company as detailed below. The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in two of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at April 26, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010. The following requisite service period is required for the nonvested shares granted under the two local subplans: for the first one, 64% of the granted stock awards vest as at June 19, 2009 and 36% as at June 19, 2010. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. For the second subplan, 32% vest as at June 19, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010. In 2008, the Company failed to meet one performance condition during one semester. Consequently, one sixth of the shares granted, totaling 926,121 shares, of which 242,233 on the first subplan and 2,634 on the second subplan, was lost for vesting. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 1,097,124 shares, vested as at April 26, 2008. The first tranche of one of the local subplans, representing 4,248 shares, vested as at June 19, 2008. In addition, 31,786 shares were accelerated during the year, of which 2,999 under the subplans. These shares were transferred to employees from the treasury shares owned by the Company. The second tranche of the original plan, representing 1,048,429 shares and the second tranche of one of the local subplans, representing 3,914 shares, vested as at April 26, 2009. The first tranche of the other local subplan, representing 768,157 shares, vested as at June 19, 2009. In addition, 32,360 shares were accelerated during the year, of which 4,974 under the subplans. These shares were transferred to employees from the treasury shares owned by the Company. At December 31, 2009, 1,539,083 nonvested shares were outstanding, of which 409,491 under the first subplan and 4,395 under the second one.

On December 6, 2007, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 84,450 shares to selected employees designated by the Managing Board of the Company as part of the 2007 Employee Plan. This additional grant has the same terms and conditions as the original plan. As a consequence of the failed performance condition explained above, 14,023 shares were lost for vesting, of which 498 on the subplan. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 10,434 shares, vested as at April 26, 2008. In addition, 11,311 shares were accelerated during the year. The second tranche of the original plan, representing 21,585 shares, vested as at April 26, 2009. The first tranche of the subplan, representing 1,602 shares, vested as at December 7, 2009. At December 31, 2009, 24,711 nonvested shares were outstanding as part of this additional grant, of which 900 under the local subplan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

On February 19, 2008, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 135,550 shares to selected employees designated by the Managing Board of the Company as part of the 2007 Employee Plan. This additional grant has the same terms and conditions as the original plan. As a consequence of the failed performance condition explained above, 22,559 shares were lost for vesting, of which 5,887 on the local subplan. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 26,407 shares, vested as at April 26, 2008. In addition, 320 shares were accelerated during the year. The second tranche of the original plan, representing 21,978 shares, vested as at April 26, 2009. In addition, 567 shares were accelerated during the year. At December 31, 2009, 37,534 nonvested shares were outstanding as part of this additional grant, of which 12,821 under the local subplan.

On May 16, 2008, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2008 Supervisory Board Plan”), of which 22,500 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 47,500 shares, vested as at May 16, 2009. As of December 31, 2009, 95,000 awards were outstanding under the 2008 Supervisory Board Plan.

On July 22, 2008, the Company granted 5,723,305 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2008 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company. The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in two of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at May 14, 2009, 32% as at May 14, 2010 and 36% as at May 14, 2011. The following requisite service period is required for the nonvested shares granted under the two local subplans: for the first one, 64% of the granted stock awards vest as at July 23, 2010 and 36% as at May 14, 2011. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. For the second one, 32% vest as at July 22, 2009, 32% as at May 14, 2010 and 36% as at May 14, 2011. In 2009, based on the final calculations, it turned out that the Company failed to meet two performance conditions. Consequently, two third of the shares granted, totaling 3,747,193 shares, of which 1,020,134 on the first subplan and 35,598 on the second subplan, was lost for vesting. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 427,324 shares, vested as at May 14, 2009. The first tranche of one of the local subplans, representing 5,719 shares, vested as at July 23, 2009. In addition, 15,588 shares were accelerated during the year. These shares were transferred to employees from the treasury shares owned by the Company. At December 31, 2009, 1,399,373 nonvested shares were outstanding, of which 509,324 under the first local subplan and 11,906 under the second local subplan.

On February 27, 2009, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 50,400 shares to selected employees designated by the Managing Board of the Company as part of the 2008 Employee Plan. This additional grant has the same terms and conditions as the original plan. As a consequence of the failed performance condition explained above, 33,589 shares were lost for vesting, of which 11,365 on the first local subplan and 1,332 on the second local subplan. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 3,348 shares, vested as at May 14, 2009. At December 31, 2009, 12,329 nonvested shares were outstanding as part of this additional grant, of which 5,685 under the first local subplan and 668 under the second local subplan.

On May 20, 2009, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2009 Supervisory Board Plan”), of which 7,500 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. As of December 31 2009, 157,500 awards were outstanding under the 2009 Supervisory Board Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

On July 28, 2009, the Company granted 5,575,240 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2009 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company. The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in one of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at May 20, 2010, 32% as at May 20, 2011 and 36% as at May 20, 2012. The following requisite service period is required for the nonvested shares granted under the local subplan: 64% of the granted stock awards vest as at July 29, 2011 and 36% as at May 20, 2012. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. At December 31, 2009, 5,532,440 nonvested shares were outstanding, of which 1,438,185 under the subplan.

On November 30, 2009, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 8,300 shares to selected employees designated by the Managing Board of the Company as part of the 2009 Employee Plan. This additional grant has the same terms and conditions as the original plan. At December 31, 2009, 8,300 nonvested shares were outstanding as part of this additional grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

A summary of the nonvested share activity for the years ended December 31, 2009 and December 31, 2008 is presented below:

Nonvested Shares	Number of Shares	Exercise price

Outstanding as at December 31, 2007	10,510,030	$0-€1.04
Awards granted:
2007 Employee Plan	135,550	$0
2008 Employee Plan	5,723,305	$0
2008 Supervisory Board Plan	165,000	€1.04
Awards forfeited:
2005 Employee Plan	(7,900)	$0
2006 Employee Plan	(62,162)	$0
2007 Employee Plan	(141,201)	$0
2008 Employee Plan	(56,185)	$0
2008 Supervisory Board Plan	(22,500)	€1.04
Awards cancelled on failed vesting conditions:
2007 Employee Plan	(962,703)	$0
Awards vested:
2005 Employee Plan	(903,381)	$0
2005 Supervisory Board Plan	(17,000)	€1.04
2006 Employee Plan	(1,937,618)	$0
2006 Supervisory Board Plan	(20,000)	€1.04
2007 Employee Plan	(1,181,630)	$0
2007 Supervisory Board Plan	(52,500)	€1.04
Outstanding as at December 31, 2008	11,169,105	$0-€1.04
Awards granted:
2008 Employee Plan	50,400	$0
2009 Employee Plan	5,583,540	$0
2009 Supervisory Board Plan	165,000	€1.04
Awards forfeited:
2006 Employee Plan	(8,507)	$0
2007 Employee Plan	(52,896)	$0
2008 Employee Plan	(73,057)	$0
2009 Employee Plan	(42,800)	$0
2009 Supervisory Board Plan	(7,500)	€1.04
Awards cancelled on failed vesting conditions:
2008 Employee Plan	(3,780,782)	$0
Awards vested:
2006 Employee Plan	(1,694,162)	$0
2006 Supervisory Board Plan	(14,000)	€1.04
2007 Employee Plan	(1,898,592)	$0
2007 Supervisory Board Plan	(45,000)	€1.04
2008 Employee Plan	(451,979)	$0
2008 Supervisory Board Plan	(47,500)	€1.04
Outstanding as at December 31, 2009	8,851,270	$0-€1.04

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
(in millions of U.S. dollars, except share and per share amounts)

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

In 2006, the Company accounted for the impact of the modification of the 2005 Employee Plan with the creation of a local subplan in compliance with U.S. GAAP guidance. Such modification did not generate any incremental cost since, when measured as at the modification date, the fair value was discounted at 100% due to the nil probability as at March 2006 to achieve the market condition.

The grant date fair value of nonvested shares granted to employees under the 2006 Employee Plan was $17.35. On the 2006 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On February 27, 2007, the Compensation Committee approved the statement that the three performance conditions were met. Consequently, the compensation expense recorded on the 2006 Employee Plan reflects the statement that all of the awards granted will vest, as far as the service condition is met.

The grant date fair value of nonvested shares granted to employees under the 2007 Employee Plan was $19.35. On the 2007 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On April 1, 2008, the Compensation Committee approved the statement that two performance conditions were fully met and that for one condition only one half of it was achieved. Consequently, the compensation expense recorded on the 2007 Employee Plan reflects the statement that five sixths of the awards granted will vest, as far as the service condition is met.

The grant date fair value of nonvested shares granted to employees under the 2008 Employee Plan was $10.64. On the 2008 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On March 23, 2009, the Compensation Committee approved the statement that one performance condition was fully met. Consequently, the compensation expense recorded on the 2008 Employee Plan reflects the statement that one third of the awards granted will vest, as far as the service condition is met.

The grant date fair value of nonvested shares granted to employees under the 2009 Employee Plan was $7.54. On the 2009 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On the contrary, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2009, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that two third of awards are expected to vest. Consequently, the compensation expense recorded for the 2009 Employee Plan reflects the vesting of two third of the awards granted, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first quarter of 2010.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the year ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively:

	December 31,	December 31,	December 31,
	2009	2008	2007

Cost of sales	7	15	14
Selling, general and administrative	19	37	37
Research and development	11	24	22
Loss on equity investment	1	2	—
Total pre-payroll tax and social contribution compensation	38	78	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at December 31, 2009, $3 million at December 31, 2008 whereas it amounted to $6 million at December 31, 2007. As of December 31, 2009 there was $27 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of approximately 16.3 months.

The total deferred income tax expense recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $8 million for the year ended December 31, 2009, including a shortfall recorded on the 2006 Employee Plan closed during 2009 due to the vesting fair value being significantly lower than the grant fair value. The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $3 million and $9 million for the years ended December 31, 2008 and 2007, respectively.

16.6 — Accumulated other comprehensive income (loss)

The accumulated balances related to each component of Other comprehensive income (loss) were as follows:

		Unrealized		Guidance on
	Foreign	gain (loss) on	Unrealized	defined benefit	Accumulated
	currency	available-for-sale	gain (loss) on	plans adoption	other
	translation	financial assets,	derivatives,	adjustment,	comprehensive
	income (loss)	net of tax	net of tax	net of tax	income (loss)

Balance as of December 31, 2006	860	0	13	(57)	816
Other comprehensive income (loss)	467	(2)	(1)	40	504
Balance as of December 31, 2007	1,327	(2)	12	(17)	1,320
Other comprehensive income (loss)	(163)	(14)	(1)	(48)	(226)
Balance as of December 31, 2008	1,164	(16)	11	(65)	1,094
Other comprehensive income (loss)	61	10	(5)	4	70
Balance as of December 31, 2009	1,224	(6)	6	(60)	1,164

For the year ended December 31, 2009, the net amount of accumulated other comprehensive income reclassified as earnings was approximately $11 million related to cash flow hedge transactions outstanding as at December 31, 2008, for which the forecasted hedged transaction occurred in 2009.

16.7 — Dividends

At the Company’s Annual General meeting of Shareholders held on May 20, 2009, the distribution of a cash dividend of $105 million or $0.12 per common share to be paid in four equal installments was adopted by the Company’s shareholders. Through December 31, 2009, payments were made for an amount of $79 million including the payment of $3 million for related withholding tax. The remaining $0.03 per share cash dividend to be paid in the first quarter of 2010 totaled $26 million and was reported as “dividends payable to shareholders” on the consolidated balance sheet as at December 31, 2009.

At the Annual General Meeting of Shareholders on May 14, 2008 shareholders adopted the distribution of $0.36 per share in cash dividends, payable in four equal quarterly installments. Through December 31, 2008, payments totaled $0.27 per share or approximately $240 million. The remaining $0.09 per share cash dividend to be paid in the first quarter of 2009 totaled $79 million and was reported as “dividends payable to shareholders” on the consolidated balance sheet as at December 31, 2008.

In 2008 the cash dividend paid was of $0.36 per share for a total amount of $319 million. In 2007, the cash dividend paid was $0.30 per share for a total amount of $269 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

17.	EARNINGS (LOSS) PER SHARE

For the years ended December 31, 2009, 2008 and 2007, earnings (loss) per share (“EPS”) was calculated as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Basic EPS
Net income (loss)	(1,131)	(786)	(477)
Weighted average shares outstanding	876,928,190	891,955,940	898,731,154
Basic EPS	(1.29)	(0.88)	(0.53)
Diluted EPS
Net income (loss)	(1,131)	(786)	(477)
Net income (loss) adjusted	(1,131)	(786)	(477)
Weighted average shares outstanding	876,928,190	891,955,940	898,731,154
Dilutive effect of stock options	—	—	—
Dilutive effect of nonvested shares	—	—	—
Dilutive effect of convertible debt	—	—	—
Number of shares used in calculating diluted EPS	876,928,190	891,955,940	898,731,154
Diluted EPS	(1.29)	(0.88)	(0.53)

At December 31, 2009, if the Company had reported an income, outstanding stock options would have included anti-dilutive shares totalling approximately 37,943,832 shares. At December 31, 2008 and 2007, outstanding stock options included anti-dilutive shares totalling approximately 39,431,433 and 46,722,255 shares, respectively.

There was also the equivalent of 38,404,118 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 38,398,494 for the 2016 bonds, with no dilutive effect. None of these bonds have been converted to shares during 2009.

18.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Research and development funding	202	83	97
Start-up and phase-out costs	(39)	(17)	(24)
Exchange gain, net	11	20	1
Patent costs, net of gain from settlement	(5)	(24)	(28)
Gain on sale of long-lived assets, net	3	4	2
Other, net	(6)	(4)	—

Total	166	62	48

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Patent costs, net of settlement agreements, include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees, netted against settlements, which primarily includes reimbursements of prior patent litigation costs.

As at December 31, 2008 and 2007, the caption “Other, net” included a $3 million and a $7 million income respectively, net of attorney and consultancy fees that the Company received in its ongoing pursuit to recover damages related to the case with its former Treasurer as previously disclosed.

19.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2009, 2008, and 2007 are summarized as follows:

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year Ended December 31, 2009	Impairment	charges	closure costs	costs

2007 restructuring plan	(25)	(69)	(32)	(126)
STE restructuring plan	—	(99)	(1)	(100)
Goodwill annual impairment test	(6)	—	—	(6)
Other restructuring initiatives	(4)	(53)	(2)	(59)
Total	(35)	(221)	(35)	(291)

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year Ended December 31, 2008	Impairment	charges	closure costs	costs

2007 restructuring plan	(77)	(79)	(8)	(164)
FMG deconsolidation	(190)	(2)	(24)	(216)
Goodwill annual impairment test	(13)	—	—	(13)
Other restructuring initiatives	(10)	(75)	(3)	(88)
Total	(290)	(156)	(35)	(481)

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year Ended December 31, 2007	Impairment	charges	closure costs	costs

2007 restructuring plan	(11)	(62)	—	(73)
FMG deconsolidation	(1,107)	—	(5)	(1,112)
Other restructuring initiatives	(5)	(8)	(30)	(43)
Total	(1,123)	(70)	(35)	(1,228)

Impairment charges and disposal loss

In 2009, the Company recorded impairment charges for $35 million relating primarily to:

•	$25 million impairment linked to the 2007 restructuring plan. These impairment charges were triggered by the reclassification of the Company’s long-lived assets of its manufacturing site in Carrollton (Texas) (previously designated for closure as part of the 2007 restructuring plan) on the line “Assets held for sale” on the consolidated balance sheets, pursuant to its decision to sell the facility. The reclassified assets are primarily property and other long-lived assets that satisfied all of the criteria required for the “held-for-sale” classification guidance. The carrying value of the assets to be sold totalled $51 million at the date of the reclassification, while fair value less costs to sell amounted to approximately $30 million, which generated an impairment charge of $21 million. Fair value less costs to sell was based on the consideration to be received upon the sale, which is expected to occur within one year. This fair value measure corresponds to a level 2 fair value hierarchy for nonfinancial assets measured at fair value on a nonrecurring basis, as described in Note 25. The Company also recorded impairment charges totalling

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

$4 million on certain specific equipment of the Company’s manufacturing site in Phoenix (Arizona), for which no alternative future use existed within the Company. Fair value was estimated based on broker prices available for similar assets from past sales, which corresponds to a level 2 fair value hierarchy for nonfinancial assets measured at fair value on a nonrecurring basis, as described in Note 25.

The long-lived assets affected by the restructuring plans are owned by the Company and were assessed for impairment using the held-for-use model when they did not satisfy all of the criteria required for held-for-sale status. In 2009, 2008 and 2007, apart from assets held for sale within FMG deconsolidation and long-lived assets of the manufacturing site in Carrollton (Texas), the Company did not identify any significant tangible asset to be disposed of by sale.

•	$6 million impairment on goodwill, pursuant to the interim impairment test on goodwill performed during the first and second quarter of 2009. As a result of this testing and a decline in the business outlook for the Vision business acquired in 1999, the Company recorded a $6 million impairment charge. The Vision business is included in the Automotive Consumer Computer and Communication infrastructure Product Group reporting segment and is dedicated to image sensors, camera modules and image processors for mobile phones.

•	$3 million other-than-temporary impairment on an investment carried at cost based on the liquidation value of the investment.

•	$1 million of other non-cash charges.

In 2008, the Company recorded impairment charges and disposal loss for $290 million corresponding primarily to:

•	$190 million loss on FMG deconsolidation, which, together with the $1,107 million recorded in the year ended December 31, 2007, gives the total loss of the FMG deconsolidation of $1,296 million.

•	$75 million impairment charge on long-lived assets of the Company’s manufacturing site Phoenix (Arizona).

•	$13 million impairment on goodwill, pursuant to the annual impairment test on goodwill and indefinite long-lived assets.

•	$6 million other-than-temporary impairment on investments carried at cost.

•	$4 million impairment on certain specific equipment with no alternative future use.

In 2007, the Company recorded impairment charges for $1,123 million corresponding primarily to $1,107 million impairment as a result of the signing of the definitive agreement for the FMG deconsolidation and upon meeting the criteria for assets held for sale, to adjust the value of the to-be-contributed assets to fair value less costs to sell. Fair value less costs to sell was based on the net consideration provided for in the agreement and significant estimates.

Restructuring charges and other related closure costs

The Company is currently engaged in two major restructuring plans, the STE restructuring plan and the 2007 restructuring plan that are briefly described hereafter. The Company is also engaged in various initiatives launched in 2008 and 2009 aimed at reducing the operating expenses through a workforce reduction.

In April 2009, ST-Ericsson announced a restructuring plan to be completed by mid-2010 (the “STE restructuring plan”). The main actions included in the restructuring plan are a re-alignment of product roadmaps to create a more agile and cost-efficient R&D organization and a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger. On December 3, 2009, ST-Ericsson expanded its restructuring plan, targeting additional annualized savings in operating expenses and spending, along with an extensive R&D efficiency program. The targeted time of completion of this new plan is the end of 2010.

The Company announced in 2007 that management committed to a restructuring plan aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market (the “2007 restructuring plan”). In addition to the prior restructuring measures undertaken in the past years, this manufacturing plan would pursue, among other initiatives: the transfer of 150mm production from Carrollton (Texas) to Asia, the transfer of 200mm production from Phoenix (Arizona), to Europe and Asia and the restructuring of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in Bouskoura site.

In 2009, the Company incurred restructuring charges and other related closure costs for $256 million relating primarily to:

•	$100 million for the STE restructuring plan for on-going termination benefits for involuntary leaves pursuant to the closure of certain locations in Europe, the Unites States of America and Asia.

•	$101 million for the 2007 restructuring plan primarily related to closure costs and one-time termination benefits to be paid to employees who render services until the complete closure of the Carrollton (Texas) and Phoenix (Arizona) fabs.

•	$55 million restructuring charges related to former committed restructuring initiatives. These restructuring charges consisted primarily of termination benefits in Asia and voluntary termination arrangements in certain European locations. Additionally, the Company paid $39 million related to the restructuring plan announced upon the integration of NXP wireless business, as described in Note 7. The amounts paid were charged against the liability recorded in 2008 in the purchase price allocation.

In 2008, the Company incurred restructuring charges and other related closure costs for $191 million relating primarily to:

•	$87 million for the 2007 restructuring plan primarily related to $75 million accrued one-time termination benefits for employees who provide services beyond the legal retention period until the complete closure of the manufacturing sites of Carrollton (Texas) and Phoenix (Arizona) and $12 million of other costs in Morocco and France.

•	$26 million of restructuring charges related to FMG disposal consisting primarily in phase-out costs.

•	$78 million of other restructuring initiatives, consisting primarily of $69 million in termination benefits for voluntary leaves and early retirement arrangements in certain European locations and $9 million final costs relating to the former restructuring plans of the Company.

•	In connection with the integration of Genesis and of the wireless business from NXP, the Company launched in 2008 new restructuring initiatives aimed at rationalizing its operations and its worldwide workforce. The restructuring provisions related to the newly integrated businesses amounted to $46 million at acquisition date, of which $44 million recorded on the ST-NXP business combination. The latter represented estimated redundancy costs that will be incurred to achieve the rationalization of the combined organization as anticipated as part of the transaction. It covers approximately 500 people including sub-contractors. The plan affects mainly employees in Belgium, China, Germany, India, the Netherlands, Switzerland and the United States.

In 2007, the company incurred restructuring charges and other related closure costs for $105 million relating primarily to:

•	$62 million for the 2007 restructuring plan

•	$5 million of other related closure costs incurred as a result of the FMG deconsolidation

•	$38 million on other restructuring initiatives (150 mm fab plan and the 2005 headcount reduction plan)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Changes to the restructuring provisions recorded on the consolidated balance sheet of the company in 2009 and 2008 are summarized as follows:

	STE	2007		Other
	Restructuring	Restructuring	FMG	restructuring
	plan	plan	disposal	initiatives	Total

Provision as at December 31, 2007	—	60	2	20	82
Charges incurred in 2008	—	87	51	78	216
Provision on business combinations	—	—	—	46	46
Amounts paid	—	(34)	(33)	(43)	(110)
Provision as at December 31, 2008	—	113	20	101	234
Charges incurred in 2009	100	101	—	55	256
Amounts paid	(17)	(156)	(20)	(103)	(296)
Provision as at December 31, 2009	83	58	—	53	194

Total impairment, restructuring charges and other related closure costs

The 150mm fab plan and related manufacturing initiatives were fully completed in 2008. The expected pre-tax charges to be incurred under the plan were estimated to total $330 million, while $347 million were incurred as of December 31, 2008.

The 2005 headcount reduction plan, which was fully completed as at December 31, 2008, was originally expected to result in pre-tax charges of $100 million, while $102 million were incurred as at December 31, 2008.

The 2007 restructuring plan is expected to result in pre-tax charges in the range of $270 to $300 million, of which $250 million have been incurred as of December 31, 2009. This plan is expected to be completed in the second half of 2010.

The STE restructuring plan, which is expected to result in a total pre-tax charge in the range of $135 million to $155 million, registered a total charge of $100 million as of December 31, 2009. This plan is expected to be completed by end of 2010.

In 2009, total amounts paid for restructuring and related closure costs amounted to $296 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

20.	INTEREST INCOME, NET

Interest income, net consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Income	59	132	156
Expense	(50)	(81)	(73)

Total	9	51	83

No borrowing cost was capitalized in 2009, 2008 and 2007. Interest income on floating rate notes classified as available-for-sale marketable securities amounted to $8 million for the year ended December 31, 2009, $37 million for the year ended December 31, 2008 and to $41 million for the year ended December 31, 2007. Interest income on auction rate securities totaled $7 million, $14 million and $24 million for the years ended December 31, 2009, 2008 and 2007 respectively. Interest income on Numonyx long term notes classified as available-for-sale amounted to $16 million for the year ended December 31, 2009 and $11 million for the year ended December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

21.	INCOME TAX

Income (loss) before income tax expense is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Loss recorded in The Netherlands	(376)	(1,232)	(54)
Income (loss) from foreign operations	(1,120)	409	(440)

Loss before income tax expense	(1,496)	(823)	(494)

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

The Netherlands taxes — current	4	(1)	(4)
Foreign taxes — current	(54)	(25)	(121)

Current taxes	(50)	(26)	(125)
Foreign deferred taxes	145	69	148

Income tax benefit	95	43	23

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.5% in 2009, 2008 and 2007, and the effective income tax rate are the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Income tax benefit computed at statutory rate	382	210	126
Non-deductible, non-taxable and other permanent differences, net	(34)	—	(20)
Loss on equity investment	(84)	(139)	—
Valuation allowance adjustments	(56)	(18)	(1)
Impact of prior years adjustments	21	48	(17)
Effects of change in enacted tax rate on deferred taxes	(7)	—	(21)
Current year credits	76	66	63
Other tax and credits	(4)	2	(3)
Benefits from tax holidays	2	34	122
Current year tax risk	(23)	(31)	—
Impact of FMG deconsolidation	—	(77)	(113)
Earnings of subsidiaries taxed at different rates	(178)	(52)	(113)

Income tax benefit (expense)	95	43	23

The lines “Impact of prior years’ adjustments” and “Current year tax risk” include amounts that are further disclosed in the uncertain tax position reconciliation table included in this note.

As detailed in Note 2.6, following the passage of the French Finance Act for 2008, which included several changes to the research tax credit regime, beginning on January 1, 2008, French research tax credits that in prior years were accounted for as a reduction in income tax expense were deemed to be grants in substance. These tax credits, totaling $146 million and $161 million, were reported as a reduction of research and development expenses in the statement of income for the years ended December 31, 2009 and 2008, respectively.

In 2009 and 2008, the line “Earnings of subsidiaries taxed at different rates” includes a decrease of $123 million and $99 million, respectively, related to significant losses in countries subject to tax holidays. In 2007, this line includes a $97 million decrease related to the FMG deconsolidation for amounts that were deductible in tax jurisdictions with statutory tax rates substantially below the Netherlands statutory rate. In 2009, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

received $121 million for research tax credits for the period prior to January 1, 2009 resulting in a decrease in deferred tax assets of the same amount.

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.00, $0.04, and $0.14 for the years ended December 31, 2009, 2008, and 2007, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2019.

Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2009	2008

Tax loss carryforwards and investment credits	639	460
Inventory valuation	34	29
Impairment and restructuring charges	95	102
Fixed asset depreciation in arrears	53	64
Receivables for government funding	18	189
Tax allowances granted on past capital investments	1,096	1,086
Pension service costs	41	39
Stock awards	11	26
Commercial accruals	7	9
Other temporary differences	62	45
Total deferred tax assets	2,056	2,049
Valuation allowances	(1,337)	(1,283)
Deferred tax assets, net	719	766
Accelerated fixed asset depreciation	(66)	(86)
Acquired intangible assets	(31)	(61)
Advances of government funding	(13)	(17)
Other temporary differences	(35)	(32)
Deferred tax liabilities	(145)	(196)
Net deferred income tax asset	574	570

For a particular tax-paying component of the Company and within a particular tax jurisdiction, all current deferred tax liabilities and assets are offset and presented as a single amount, similarly to non-current deferred tax liabilities and assets. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions.

As of December 31, 2009, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2010, as follows:

Year

2010	9
2011	23
2012	57
2013	16
Thereafter	534

Total	639

The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that jurisdiction on a pro rata basis. The “Tax allowances granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 1.45% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

The amount of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was ($3) million and $17 million in 2009 and 2008 respectively and related primarily to the tax effects of the recognized unfunded status on defined benefits plans and unrealized gains on derivatives.

For the evaluation of uncertain income tax positions based on a “more likely than not” threshold, the Company applies a two-step process to determine if a tax position will be sustained upon examination by the taxing authorities. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.

A reconciliation of the 2009 beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2008	$153
Additions based on tax positions related to the current year	38
Additions for tax positions of prior years	10
Reductions for tax positions of prior years	(9)
Settlements	—
Reductions for lapse of statute of limitations	—
Foreign currency translation	1

Balance at December 31, 2009	$193

The reconciliation of unrecognized tax benefits in 2008 was as follows:

Balance at December 31, 2007	$99
Additions based on tax positions related to the current year	20
Additions for tax positions of prior years	58
Reductions for tax positions of prior years	(18)
Settlements	(3)
Reductions for lapse of statute of limitations	—
Foreign currency translation	(3)
Balance at December 31, 2008	$153

The total amount of these unrecognized tax benefits would affect the effective tax rate, if recognized. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase by up to $71 million based upon tax examinations that are expected to be completed within the next 12 months.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Interest and penalties are not material for the year or on a cumulative basis.

The tax years that remain open for review in the Company’s major tax jurisdictions are from 1997 to 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

22.	COMMITMENTS

The Company’s commitments as of December 31, 2009 were as follows:

	Total	2010	2011	2012	2013	2014	Thereafter
	In million US$

Operating leases	$481	$131	$98	$68	$43	$26	$115
Purchase obligations	741	604	62	37	20	18	—
of which:
Equipment purchase	267	267	—	—	—	—	—
Foundry purchase	182	182	—	—	—	—	—
Software, technology licenses and design	292	155	62	37	20	18	—
Other obligations	532	263	135	125	6	2	1

Total	1,754	998	295	230	69	46	116

As a consequence of the Company’s July 10, 2007 announcement concerning the planned closures of certain of its manufacturing facilities, the shutdown of its plants in the United States is ongoing and negotiations with some of its suppliers continue. As no final date has been set, some of the contracts as reported above have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2010 to 2014 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expenses was $174 million, $92 million and $62 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Other commitments

The Company has issued guarantees totalling $733 million related to its subsidiaries’ debt. Furthermore, the Company has umbrella facilities for an amount of $480 million extendable to its subsidiaries on a fully guaranteed basis. In addition, the Company and Intel have each granted in favor of Numonyx, in which the Company holds a 48.6% equity investment, a 50% guarantee not joint and several, for indebtedness related to the financing arrangements entered into by Numonyx for a $450 million term loan and a $100 million committed revolving credit facility.

Subject to the terms of the revolving facility agreement signed on December 4, 2009 between the Company and Telefonaktiebolaget LM Ericsson as lenders on one side and ST-Ericsson SA as borrower on the other side, the Company committed itself to make available to the borrower the amount of $25 million as a revolving facility.

23.	CONTINGENCIES

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

24.	CLAIMS AND LEGAL PROCEEDINGS

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company periodically conducts patent cross license discussions with other industry participants. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Company is currently one amongst several co-defendants to legal proceedings initiated with the International Trade Commission (the “ITC”) by Tessera Technologies, Inc (“Tessera”). See “ Item 8. Financial Information — Legal Proceedings.”

On December 4, 2009 the Company has received from the International Chamber of Commerce the notification of a request for arbitration filed by NXP Semiconductors Netherlands BV “NXP” against the Company, claiming in excess of $46 million in alleged compensation for so called underloading costs, pursuant to a Manufacturing Services Agreement entered into between NXP and ST-NXP Wireless, at the time of the creation of the Company’s wireless semiconductor products joint venture with NXP, in August 2008. The Company is contesting this claim vigorously and filed its answer with the ITC on February 12, 2010. The arbitration tribunal has been constituted but has yet to meet.

The Company accrues loss contingencies when a loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2009 provisions have been recorded by the Company with respect to legal proceedings when it is probable that a liability has been incurred and the associated amount can be reasonably estimated.

25.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

25.1 Financial risk factors

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

Risk management is carried out by a central treasury department (Corporate Treasury) reporting to the Chief Financial Officer. Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies approved by the Board of Directors. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The majority of cash and cash equivalent is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Foreign

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

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

It is the Company’s policy to keep the foreign exchange exposures in all the currency pairs hedged month by month against the monthly standard rate. Each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Company, which consists in the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement of the foreign exchange rates will not therefore influence the exchange effect on consolidated statements of income items. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, as needed.

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

The notional amount of these financial instruments totalled $717 million, $505 million and $254 million at December 31, 2009, 2008 and 2007, respectively. The principal currencies covered are the Euro, the Singapore dollar, the Japanese yen, the Swiss franc, the Swedish krona, the British pound and the Malaysian ringgit.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2009 have remaining terms of 4 days to 3 months, maturing on average after 35 days.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

For the year ended December 31, 2009 the Company recorded a reduction in cost of sales and operating expenses of $29 million and $42 million, respectively, related to the realized gain incurred on such hedged transactions. For the year ended December 31, 2008 the Company recorded a reduction in cost of sales of $4 million and an increase of operating expenses of $3 million related to the realized gain (loss) incurred on such hedged transactions. For the year ended December 31, 2007 the Company recorded a reduction in cost of sales and operating expenses of $16 million and $20 million, respectively, related to the realized gain incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2009, 2008 and 2007.

The notional amount of foreign currency forward contracts and currency options designated as cash flow hedges totalled $1,354, $763 and $482 million at December 31, 2009, 2008 and 2007, respectively. The forecasted transactions hedged at December 31, 2009 were determined to be probable of occurrence.

As of December 31, 2009, $6 million of deferred gains on derivative instruments, net of tax of $1 million, included in “Accumulated other comprehensive income/(loss)” were expected to be reclassified as earnings during the next twelve months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statements of income from “Accumulated other comprehensive income/(loss)” in the consolidated statement of equity. As of December 31, 2008, $13 million of deferred gains on derivative instruments, net of tax of $2 million, included in Accumulated other comprehensive income/(loss) have been reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.

Foreign currency forward contracts and currency options designated as cash flow hedges outstanding as of December 31, 2009 have remaining terms of 8 days to 11 months, maturing on average after 119 days.

As at December 31, 2009, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

	Notional amount for
	hedge on R&D and other	Notional amount for
	operating expense	hedge on manufacturing
	forecasted costs	forecasted costs
	In millions of Euros

Forward contracts	388	272
Currency options	120	160

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

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps converted the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. As of December 31, 2007 the cancellable swaps met the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds were reflected at their fair values in the consolidated balance sheet. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness was assessed on both a prospective and retrospective basis at each reporting period. Any ineffectiveness of the hedge relationship was recorded as a gain or loss on derivatives as a component of “Other income and expenses, net” in the consolidated statements of income. The net gain (loss) recognized in “Other income and expenses, net” as a result of the ineffective portion of this fair value hedge amounted to $1 million gain and $1 million loss for the years ended December 31, 2008 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

At December 31, 2008 the cancellable swaps were not designated as fair value hedge and were reported as held-for-trading financial assets on the line “Other receivables and assets” of the consolidated balance sheet, as described in Note 6. The Company determined that the swaps had been no longer effective at offsetting changes in the fair value of the hedged bonds since November 1, 2008 and the fair value hedge relationship was consequently discontinued on that date. Unrealised gain recognized in earnings from discontinuance date totalled $15 million and was reported on the line “Gain(loss) on financial assets” of the consolidated statements of income for the year ended December 31, 2008. The swaps were sold in 2009, as described in Note 6.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2009 and December 31, 2008 is presented in the table below:

	As at December 31, 2009		As at December 31, 2008
	Balance sheet	Fair	Balance sheet	Fair
Asset Derivatives	location	value	location	value
	In millions of U.S. dollars

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	24	Other receivables and assets	19
Currency options	Other receivables and assets	9	Other receivables and assets	8

Total derivatives designated as hedging instruments		33		27

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	3	Other receivables and assets	10
Currency options	Other receivables and assets	—	Other receivables and assets	—
Cancellable swaps		—	Other receivables and assets	34

Total derivatives not designated as hedging instruments:		3		44

Total Derivatives		36		71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

	As at December 31, 2009		As at December 31, 2008
	Balance sheet	Fair	Balance sheet	Fair
Liability Derivatives	location	value	location	value
	In millions of U.S. dollars

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	(19)	Other payables and accrued liabilities	(3)
Currency options	Other payables and accrued liabilities	(8)	Other payables and accrued liabilities	(1)

Total derivatives designated as hedging instruments		(27)		(4)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	(7)	Other payables and accrued liabilities	(1)
Currency options	Other payables and accrued liabilities	—	Other payables and accrued liabilities	—
Total derivatives not designated as hedging instruments:		(7)		(1)

Total Derivatives		(34)		(5)

The effect on the consolidated statements of income for the year ended December 31, 2009 and December 31, 2008 of derivative instruments designated as fair value hedge is presented in the table below:

		Amount of gain
		(loss) recognized in
	Location of gain (loss)	earnings on derivative
	recognized in earnings	December 31,	December,
	on derivative	2009	2008
	In millions of U.S. dollars

Cancellable swaps	Interest income, net	3	—
	Other income and expenses, net	—	1
	Gain(loss) on financial assets	(8)	15

The effect on the consolidated statements of income for the year ended December 31, 2009 and December 31, 2008 and on the Other comprehensive income (“OCI”) as reported in the statement of changes in equity as at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

December 31, 2009 and December 31, 2008 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in		Location of gain
	OCI on derivative		(loss) reclassified	Gain (loss) reclassified from OCI into earnings
	December 31,	December 31,	from OCI into	December 31,	December 31,
	2009	2008	earnings	2009	2008
	In millions of U.S. dollars

Foreign exchange forward contracts	2	11	Cost of sales	31	6
Foreign exchange forward contracts	1	2	Selling, general and administrative	7	(3)
Foreign exchange forward contracts	6	4	Research and development	38	(5)
Currency options	(1)	1	Cost of sales	(2)	(2)
Currency options	—	—	Selling, general and administrative	(1)	1
Currency options	(1)	—	Research and development	(2)	4
Total	7	18		71	1

No significant ineffective portion of the cash flow hedge relationships and no amount excluded from effectiveness assessment was recorded on the line “Other income and expenses, net” of the consolidated statements of income for year ended December 31, 2009 and December 31, 2008.

The effect on the consolidated statements of income for the year ended December 31, 2009 and December 31, 2008 of derivative instruments not designated as a hedge is presented in the table below:

		Gain (Loss) Recognized in
		Earnings
	Location of Gain Recognized in	December 31,	December 31,
	Earnings	2009	2008
	In millions of U.S. dollars

Foreign exchange forward contracts	Other income and expenses, net	20	(36)

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

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilisation of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2009 and 2008, one customer, the Nokia Group of companies, represented 20.8% and 16.7% of trade accounts receivable, net respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Company’s objective is to maintain a significant cash position and a low debt to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Company’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

25.2 Capital risk management

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

25.3 Fair value measurement

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2009:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Description
In millions of U.S. dollars
Available-for-sale marketable debt securities	1,032	1,021	—	11
Available-for-sale non-current marketable debt securities	42	—	—	42
Available-for-sale long term subordinated notes	173	—	—	173
Available-for-sale equity securities	10	10	—	—
Equity securities held for trading	7	7	—	—
Derivative instruments designated as cash flow hedge	6	6	—	—
Derivative instruments not designated as hedge	(4)	(4)	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2009 and December 31, 2009 is presented as follows:

Fair Value
Measurements Using
Significant
Unobservable Inputs
(Level 3)
In millions of U.S. dollars

January 1, 2009	421
Increase in fair value included in OCI for available-for-sale marketable securities	15
Other-than-temporary impairment charge and losses on auction-rate securities included in earnings on the line “Other-than-temporary impairment charge on financial assets”	(140)
Paid-in-kind interest on Numonyx subordinated notes	16
Change in fair value on Numonyx subordinated notes — pre-tax	(11)
Settlements and redemptions	(75)

December 31, 2009	226

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	72

The table below details financial and non financial assets (liabilities) measured at fair value on a nonrecurring basis as at December 31, 2009:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Description
In millions of U.S. dollars
Investments in equity securities carried at cost	29	—	—	29
Numonyx equity investment	193	—	—	193
Assets held for sale	31	—	31	—
Total	253	—	31	222

For assets (liabilities) measured at fair value on a non recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2009 and December 31, 2009 is presented as follows:

Fair Value
Measurements Using
Significant
Unobservable Inputs
(Level 3)
In millions of U.S. dollars

January 1, 2009	528
Investments in equity securities carried at cost	(3)
Impairment in Numonyx equity	(200)
Equity share in Numonyx loss	(103)

December 31, 2009	222

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(303)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at December 31, 2009:

	2009		2008
	Carrying	Estimated Fair	Carrying	Estimated Fair
Description	Amount	Value	Amount	Value
		In millions of U.S. dollars

Long-term debt
— Bank loans (including current portion)	829	829	938	937
— Senior Bonds	720	712	703	580
— Convertible debt	943	918	1,036	918
Total	2,492	2,459	2,677	2,435

The table below details securities that currently are in an unrealized loss position. The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2009.

	December 31, 2009
	Less than 12 months		More than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description	Values	Losses	Values	Losses	Values	Losses

Senior debt floating rate notes	105	(2)	209	(7)	314	(9)
Long-term subordinated notes	173	(11)	—	—	173	(11)

Total	278	(13)	209	(7)	487	(20)

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

For auction rate securities, which are debt securities without available observable market price, the Company establishes fair value by reference to public available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, as described in details in Note 3.

Foreign exchange forward contracts and currency options

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Cancellable swaps held for trading

The fair value of these instruments was estimated based on inputs other than quoted prices received from two market counterparties which held the derivative contracts, which the Company estimates reflected the orderly exit price of the instruments when correlated to other observable market data such as interest rates and yield curves observable at commonly quoted intervals.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

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

26.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007

Sales & other services	356	325	272
Research and development expenses	(201)	(63)	(68)
Other purchases	(167)	(77)	(85)
Other income and expenses	—	(7)	(11)
Accounts receivable	58	63	44
Accounts payable	60	65	40
Other assets	—	—	2

For the years ended December 31, 2009, December 31, 2008 and 2007, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom Orange, Finmeccanica, Cassa Depositi e Prestiti, Flextronics, Oracle and Thomson. The related party transactions presented in the table above also include transactions between the Company and its equity investments as listed in Note 11.

Since the formation of ST-Ericsson, the Company purchases R&D services from ST-Ericsson AT (“JVD”), a significant equity investment of the Company. For the year ended December 31, 2009, the total R&D services purchased from ST-Ericsson AT amounted to $150 million and outstanding trade payables amounted to $30 million as at December 31, 2009.

Upon FMG deconsolidation and the creation of Numonyx, the Company performed until November 2008 certain purchasing, service and revenue on-behalf of Numonyx. The Company had a net payable balance of $7 million as at December 31, 2008 as the result of these transactions. Additionally the Company recorded in 2007 costs amounting to $26 million to create the infrastructure necessary to prepare Numonyx to operate immediately following the FMG deconsolidation. These costs were reimbursed by Numonyx in 2008 following the closing of the transaction. Upon creation, Numonyx also entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. This debt guarantee is described in details in Note 11. The final terms at the closing date of the agreements on assets to be contributed included rights granted to Numonyx by the Company to use certain assets retained by the Company. The Company recorded a provision amounting respectively to $65 million and $87 million, as at December 31, 2009 and 2008, to reflect the value of such rights granted to its equity investment. The parties also retained the obligation to fund the severance payment (“trattamento di fine rapporto”) due to certain transferred employees which qualifies as a defined benefit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

plan and was classified on the line “Other non-current liabilities”. The liability amounted to respectively $31 million and $35 million as at December 31, 2009 and 2008. Finally, the Company recorded in 2008 a net long-term receivable amounting to $6 million corresponding to a tax credit Numonyx will pay back to the Company once cashed-in from the relevant taxing authorities. As at December 31, 2009, this receivable is still outstanding.

Additionally the Company incurred in 2008 and 2007 amounts on transactions with Hynix Semiconductor Inc., with which the Company had until March 30, 2008 a significant equity investment, Hynix Numonyx joint venture (formerly Hynix ST joint venture), described in detail in Note 11. In 2007 and 2006, Hynix Semiconductor Inc. increased its business transactions with the Company in order to supply products on behalf of the joint venture, which was not ready to fully produce and supply the volumes of specific products as requested by the Company. The amount of purchases and other expenses from Hynix Semiconductor Inc. was $161 million in 2007. The amount of sales and other services made in 2007 was $2 million. These transactions significantly decreased in 2008 upon the transfer of the joint venture to Numonyx, as described in Note 11. The amount of purchases and other expenses and the amount of sales and other services from Hynix Semiconductor Inc. was $2 million and $5 million in 2008, respectively. The Company had no significant payable or receivable balance as at December 31, 2008, while it had a payable amounting to $18 million as at December 31, 2007 towards Hynix Semiconductor Inc.

Besides, the Company participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which are not included in the table above. The share of income (expense) recorded by the Company as research and development expenses incurred by E.I.G was not material in 2009 and amounted to $9 million income in 2008 and 1 million expense in 2007. As at December 31, 2009, 2008 and 2007, the Company had no receivable or payable amount.

The Company made no contribution in 2009 and contributed cash amounts totalling $1 million, for the years ended December 31, 2008 and 2007 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

27.	SEGMENT INFORMATION

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

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance.

Since March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of its and Intel’s Flash memory business (“FMG deconsolidation”), the Company has ceased reporting under the FMG segment.

Starting August 2, 2008, as a consequence of the creation of the joint venture company with NXP, the Company reorganized its groups. A new segment was created to report wireless operations; the product line Mobile, Multimedia & Communications Group (“MMC”) which was part of segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines. The remaining part of ASG is now comprised of Automotive Consumer Computer and Telecom Infrastructure Product Groups (“ACCI”).

The new organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:

•	Home Entertainment & Displays (“HED”),

•	Automotive Products Group (“APG”);

•	Computer and Communication Infrastructure (“CCI”); and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

•	Imaging (“IMG”, starting January 1, 2009).

•	Industrial and Multisegment Sector (“IMS”), comprised of:

•	Analog, Power and Micro-Electro-Mechanical Systems (“APM”); and

•	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Starting February 3, 2009, as a consequence of the merger of ST-NXP Wireless and Ericsson Mobile Platforms to create ST-Ericsson with Ericsson, the Wireless sector (“Wireless”) has been adjusted and is comprised of:

•	Wireless Multi Media (“WMM”);

•	Connectivity & Peripherals (“C&P”);

•	Cellular Systems (“CS”);

•	Mobile Platforms (“MP”);

in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

•	Other Wireless, in which the Company reports manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. Management believes that the restated 2008 and 2007 presentation is consistent with 2009 and is using these comparatives when managing the Company.

Starting January 1, 2010 there was a new organization change within the Wireless sector, which is now comprised of the following lines:

•	2 GE TD-SCDMA & Connectivity;

•	3G Multimedia & Platforms;

•	LTE & 3G Modem Solutions;

in which the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

•	Other Wireless, in which the Company reports manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

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
(in millions of U.S. dollars, except share and per share amounts)

manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment

	December 31,	December 31,	December 31,
	2009	2008	2007
	In million of U.S dollars

Net revenues by product segment:
Automotive Consumer Computer and Communication Infrastructure (ACCI)	3,198	4,129	3,944
Industrial and Multisegment Sector (IMS)	2,641	3,329	3,138
Wireless	2,585	2,030	1,495
Flash Memory Group (FMG)	—	299	1,364
Others(1)	86	55	60

Total consolidated net revenues	8,510	9,842	10,001

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

Net revenues by product segment and by product line

	December 31,	December 31,	December 31,
	2009	2008	2007
	In million of U.S dollars

Net revenues by product lines:
Automotive Products Group (“APG”)	1,051	1,460	1,419
Computer and Communication Infrastructure (“CCI”)	932	1,077	1,123
Home Entertainment & Displays (“HED”)	787	1,086	963
Imaging (“IMG”)	417	499	439
Others	11	7	—
Automotive Consumer Computer and Communication Infrastructure (ACCI)	3,198	4,129	3,944
Analog, Power and Micro-Electro-Mechanical Systems (“APM”)	1,887	2,393	2,313
Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”)	752	936	825
Others	2	—	—
Industrial and Multisegment Sector (IMS)	2,641	3,329	3,138
Cellular Systems (“CS”)(1)	748	321	—
Connectivity & Peripherals (“C&P”)	416	416	207
Mobile Platforms (“MP”)	300	—	—
Wireless Multi Media (“WMM”)	1,110	1,293	1,288
Others	11	—	—
Wireless	2,585	2,030	1,495
Others	86	55	60
Flash Memory Group (FMG)	—	299	1,364
Total consolidated net revenues	$8,510	$9,842	$10,001

(1)	Cellular Systems includes the largest part of the revenues contributed by NXP Wireless and, as such, there are no comparable numbers available for 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Operating income (loss) by product segment

	December 31,	December 31,	December 31,
	2009	2008	2007
	In million of U.S dollars

Automotive Consumer Computer and Communication Infrastructure (ACCI)	(91)	136	198
Industrial and Multisegment Sector (IMS)	113	482	469
Wireless	(356)	(65)	105
Flash Memory Group (FMG)	—	16	(51)

Total operating income of product groups	(334)	569	721
Others(1)	(689)	(767)	(1,266)

Total consolidated operating loss	(1,023)	(198)	(545)

(1)	Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs. The 2008 “Others” also includes non-recurring purchase accounting items.

Reconciliation to consolidated operating income (loss):

	December 31,	December 31,	December 31,
	2009	2008	2007
	In million of U.S dollars

Total operating income of product groups	(334)	569	721

Strategic R&D, other R&D programs and R&D funding	(22)	(24)	(20)
Phase-out and start-up costs	(39)	(17)	(24)
Impairment & restructuring charges	(291)	(481)	(1,228)
Unused capacity charges	(322)	(57)	—
Subsystems and Other Products Group	—	3	6
Acquired In-Process R&D and other non-recurring purchase accounting(1)	—	(185)	—
Seniority awards	—	—	(21)
Other non-allocated provisions(2)	(15)	(6)	21

Total operating loss Others(3)	(689)	(767)	(1,266)
Total consolidated operating income (loss)	(1,023)	(198)	(545)

(1)	In 2008 non-recurring purchase accounting items were related to Genesis business combination with In-Process R&D charge for $21 million and to the Wireless business acquisition from NXP for $164 million, composed of $76 million as In-Process R&D charge and $88 million as inventory step-up charge.

(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs.

(3)	Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs.

The following is a summary of operations by entities located within the indicated geographic areas for 2009, 2008 and 2007. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Net revenues

	December 31,	December 31,	December 31,
	2009	2008	2007
	In million of U.S dollars

The Netherlands	1,553	2,737	3,123
France	139	178	223
Italy	121	185	220
USA	798	1,032	1,027
Singapore	4,697	4,939	4,795
Japan	300	492	483
Other countries	902	279	130

Total	8,510	9,842	10,001

Long-lived assets

	December 31,	December 31,
	2009	2008
	In million of U.S dollars

The Netherlands	24	14
France	1,623	1,728
Italy	850	1,000
Other European countries	158	229
USA	74	217
Singapore	546	675
Malaysia	264	306
Other countries	542	570

Total	4,081	4,739

Payment for purchase of tangible assets

	December 31,	December 31,	December 31,
	2009	2008	2007
	In million of U.S dollars

The Netherlands	8	5	4
France	242	462	396
Italy	44	138	279
Other European countries	29	66	53
USA	6	2	47
Singapore	27	106	180
Malaysia	35	104	99
Other countries	60	100	82

Total	451	983	1,140

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per share amounts)

Depreciation and amortization

	December 31,	December 31,	December 31,
	2009	2008	2007
	In million of U.S. dollars

The Netherlands	37	47	60
France	430	497	432
Italy	249	287	327
Other European countries	186	93	56
USA	62	81	102
Singapore	207	195	284
Malaysia	83	79	75
Other countries	113	87	77

Total	1,367	1,366	1,413

28.	SUBSEQUENT EVENTS

On February 10, 2010, the Company announced that, together with its partners Intel Corporation and Francisco Partners, has entered into a definitive agreement with Micron Technology Inc. (“Micron”), pursuant to which Micron will acquire Numonyx in an all-stock transaction. Upon the closing of the transaction, which is subject to customary regulatory approvals, and based on Micron’s closing stock price on February 9, 2010 of $9.08 per share, the Company will receive — in exchange for our 48.6% stake in Numonyx and the cancellation of the 30-year note due to the Company by Numonyx — approximately 66.6 million shares of Micron common stock (taking into account a payable of $77.8 million due by the Company to Francisco Partners). At closing, Numonyx will repay the full amount of its outstanding $450 million term loan, while simultaneously terminating the Company’s $225 million guarantee of its debt. There is no guaranty as to when, or if, the transaction will close.

NUMONYX HOLDINGS B.V.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009
AND THE NINE MONTH PERIOD ENDED DECEMBER 31, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Numonyx Holdings B.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Numonyx Holdings B.V and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2009 and the period from March 30, 2008 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers SA

Rolf Johner	Kenneth Postal

Geneva, February 28, 2010

NUMONYX HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2009 and nine month period ended December 31, 2008
In thousands of US dollars

	2009	2008

Net sales	$1,760,703	$1,623,189
Other revenues	305	456

Net revenues	1,761,008	1,623,645
Cost of sales	(1,421,017)	(1,280,463)

Gross profit	339,991	343,182
Selling, general, and administrative expenses	(203,599)	(223,984)
Research and development expenses	(273,002)	(207,685)
Impairment and restructuring charges	(27,404)	(74,350)
Other income and expenses, net	607	(37,547)

Operating loss	(163,407)	(200,384)
Interest expense, net	(74,449)	(57,060)
Income from equity investment	11,605	5,748

Loss before income taxes	(226,251)	(251,696)
Income tax expense	(20,529)	(19,125)

Net loss	$(246,780)	$(270,821)

The accompanying notes are an integral part of these consolidated financial statements.

NUMONYX HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the year ended December 31, 2009 and nine month period ended December 31, 2008
In thousands of US dollars

	2009	2008

Net loss	$(246,780)	$(270,821)
Other comprehensive (loss) / income, net of tax:
Foreign currency translation adjustments	(463)	6,720
Defined benefit pension plans:
Actuarial loss during the period	(2,916)	(414)

Other comprehensive (loss) / income	(3,379)	6,306

Comprehensive Loss	$(250,159)	$(264,515)

The accompanying notes are an integral part of these consolidated financial statements.

NUMONYX HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS
As of December 31, 2009 and December 31, 2008
In thousands of US dollars

	2009	2008

Assets
Current assets:
Cash and cash equivalents	$546,979	$476,810
Restricted cash	4,972	4,991
Trade accounts receivable, net	173,738	230,901
Inventories	511,000	582,140
Assets held for sale	78,000	—
Deferred tax assets	7,506	5,386
Other receivables and assets	81,760	159,058

Total current assets	1,403,955	1,459,286
Intangible assets, net	149,641	208,322
Property, plant and equipment, net	365,901	563,725
Restricted cash	20,620	24,795
Deferred tax assets	33,228	79,100
Equity investment	314,529	303,371
Other non-current assets	233,688	132,819

	1,117,607	1,312,132

Total assets	2,521,562	2,771,418

Liabilities and shareholders’ equity
Current liabilities:
Debt obligations to related parties	78,000	—
Current portion of long-term debt	941	—
Trade accounts payable	214,744	245,645
Other payables and accrued liabilities	140,148	146,091
Deferred tax liabilities	1,962	3,995

Total current liabilities	435,795	395,731
Long-term debt	451,616	450,000
Debt obligations to related parties	296,297	341,822
Pension liability	31,290	28,941
Long-term deferred tax liabilities	—	3,640
Other non-current liabilities	45,862	40,423

Total Liabilities	1,260,860	1,260,557
Commitments and contingencies (Note 22)
Share Capital:
Common stock (Ordinary shares: 250,000,000 shares authorized, 210,700,758 shares issued)	332,703	332,703
Preferred stock (Preferred A shares: 14,204,545 shares authorized and issued, Preferred A-1 shares: 142,045 shares authorized, none issued)	22,429	22,429
Additional paid-in capital	1,420,244	1,420,244

	1,775,376	1,775,376
Accumulated deficit	(517,601)	(270,821)
Accumulated other comprehensive income	2,927	6,306

Shareholders’ equity	1,260,702	1,510,861

Total liabilities and shareholders’ equity	$2,521,562	$2,771,418

The accompanying notes are an integral part of these consolidated financial statements.

NUMONYX HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2009 and nine month period ended December 31, 2008
In thousands of US dollars

	2009	2008

Cash flows from operating activities:
Net loss	$(246,780)	$(270,821)
Adjustments to reconcile net loss to cash flows generated from / (used in) operating activities:
Depreciation and amortization	243,048	171,349
Amortization of debt guarantees	36,999	27,750
Non-cash interest expense	32,475	22,734
Changes in deferred income taxes	1,979	(18,446)
Income from equity investment	(11,605)	(5,748)
Impairment and restructuring charges, net of cash payments	17,942	70,541
Gain on sale of other non-current assets	(1,157)	(2,770)
Other non-cash items	6,445	(8,965)
Changes in assets and liabilities:
Trade accounts receivable, net	57,163	(230,901)
Inventories	71,140	(1,035)
Trade accounts payable	(30,901)	58,052
Other assets and liabilities, net	(24,075)	171,738

Net cash generated from / (used in) operating activities	152,673	(16,522)
Cash flows from investing activities:
Payment for purchase of tangible assets	(66,907)	(78,100)
Proceeds from sales of tangible assets	5,984	4,579
Investments in intangible assets	(16,500)	(48,600)
Changes in restricted cash	(4,194)	(29,786)

Net cash used in investing activities	(81,617)	(151,907)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	—	444,410
Proceeds from issuance of preference shares	—	131,155
Proceeds from issuance of related party loan note	—	19,087
Cash received as part of business combination	—	50,587
Repayments of debt	(887)	—

Net cash (used in) / provided by financing activities	(887)	645,239
Net cash increase	$70,169	$476,810
Cash and cash equivalents at beginning of the period	476,810	—

Cash and cash equivalents at end of the period	$546,979	$476,810

Supplemental disclosure of cash flow information:
Interest paid	(5,500)	(11,847)
Income taxes paid	(22,040)	(12,300)
Supplemental disclosure of non-cash investing and financing activities:
Upon formation, Numonyx Holdings B.V. acquired the contributed assets of Intel
Corporation’s NOR flash business. Details of the transaction were as follows:
Value of non cash assets contributed by Intel Corporation	—	771,313
Common stock issued	—	(677,472)
Related party note issued	—	(144,428)

The accompanying notes are an integral part of these consolidated financial statements.

NUMONYX HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the year ended December 31, 2009 and nine month period ended December 31, 2008
In thousands of US dollars

							Accumulated
		Common		Preferred	Additional		Other	Total
	Common	Stock	Preferred	Stock	Paid in	Accumulated	Comprehensive	Shareholders’
	Stock	(Shares)	Stock	(Shares)	Capital	Deficit	income	Equity

Balance at March 30, 2008	$172,531	109,263,907			$794,218			$966,749
Issuance of common stock	160,172	101,436,851			517,300			677,472
Issuance of preferred stock			$22,429	14,204,545	108,726			131,155
Net loss						$(270,821)		(270,821)
Other comprehensive income							$6,306	6,306

Balance at December 31, 2008	$332,703	210,700,758	$22,429	14,204,545	$1,420,244	$(270,821)	$6,306	$1,510,861

Net loss						(246,780)		(246,780)
Other comprehensive loss							(3,379)	(3,379)

Balance at December 31, 2009	$332,703	210,700,758	$22,429	14,204,545	$1,420,244	$(517,601)	$2,927	$1,260,702

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	THE COMPANY

Numonyx Holdings B.V. (“Numonyx” or “the Company”) is a global manufacturer of non-volatile memory solutions (also commonly referred to as flash memory products). Numonyx focuses on supplying non-volatile memory solutions for a variety of consumer and industrial devices including cellular phones, MP3 players, digital cameras, computers and other high-tech equipment. The Company was formed in 2008 to be the holding company for the combination of the entire flash memory business of ST Microelectronics (‘STM’), of part of the NOR flash memory business of Intel Corporation (‘Intel’), and a cash investment from a private equity firm, Francisco Partners (‘FP’). STM, Intel and FP own 48.6%, 45.1% and 6.3% voting ownership in Numonyx, respectively.

Since the Company’s formation, to support the establishment and stabilization of Numonyx, STM and Intel provided certain services to Numonyx including supply chain, procurement, site manufacturing, information technology, human resource, and finance &’ accounting services. Numonyx compensated STM and Intel for such services in accordance with the terms of the Transition Services Agreements’ which govern the provision of these services. Details of these transactions are included within Note 23, ‘Related Party Transactions’, in the consolidated financial statements.

In accordance with US GAAP, the formation of Numonyx was considered a business combination and STM was considered the accounting acquirer. The impact of this determination is that Numonyx recorded assets contributed by STM at net book value, and assets contributed by Intel at fair market value.

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

Of the $114 million of acquired intangible assets, $5 million was assigned to research and development assets that were written off at the date of acquisition in accordance with US GAAP. Those write-offs are included in research and development expenses. The remaining $109 million of acquired intangible assets have a weighted-average useful life of approximately 3 years. The intangible assets that make up that amount include a loan guarantee of $79 million (4-year useful life), supply agreement of $19 million (9-month useful life) and product and process technology of $11 million (3-year and 7-year useful lives respectively).

There was no goodwill associated with this business combination.

Given the Company’s inception on March 30, 2008, the 2008 financial statements include only the 9 month period ended December 31, 2008.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). All balances and values in the current period are shown in thousands of US dollars unless otherwise stated.

2.1 — Principles of Consolidation

The consolidated financial statements include the accounts of Numonyx Holdings B.V. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for equity investments in instances in which it owns common stock or similar interests and has the ability to exercise significant influence, but not control, over the investee. The Company’s share in its equity investment’s profit and loss is recognized in the consolidated statement of operations as ‘Income from equity investment’ and in the consolidated balance sheet as an adjustment against the carrying amount of the investment.

Certain amounts for prior years have been reclassified to conform with the current year financial statement presentation.

2.2 — Use of Estimates

The preparation of consolidated financial statements and disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include sales returns and allowances, allowance for doubtful accounts, inventory reserves and normal manufacturing thresholds to determine costs capitalized in inventory, restructuring charges, assumptions used in calculating pension obligations and deferred income tax assets and liabilities including required valuation allowances. The actual results experienced by the Company could differ materially and adversely from management’s estimates.

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

2.4 — Revenue Recognition

In accordance with U.S. GAAP, revenue from products sold to customers is recognized when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) selling price is fixed or determinable; and (d) collection is reasonably assured. This usually occurs at the time of shipment except for sales to certain distribution customers.

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

During 2009, in addition to revenue generated directly by Numonyx, Intel continued to sell products to customers, invoice customers and collect monies due from customers on behalf of the Company. Billings and related returns and provisions information was then communicated to the Company and recorded in the Company’s financial systems. The revenue generated through Intel continued to be generated in accordance with the terms and conditions of sale of Intel, and therefore continued to be recognized in accordance with Intel’s existing policies and

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

procedures. Differences exist between Numonyx terms and conditions of sale and those of Intel. These are described below.

Consistent with standard business practice in the memory industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. For revenue generated directly by Numonyx to distribution customers which relates primarily to revenues assumed from the legacy STM business, revenue is recorded when inventory is shipped. At the time revenue is recorded, the Company records estimated reductions to sales based upon historical experience of product returns, and the impact of price protection. In order to make such estimates, the Company analyzes historical returns, current economic conditions, customer demand and any relevant specific customer information. If the Company is unable to reasonably estimate the level of product returns or other revenue allowances, it could have a significant impact on revenue recognition, potentially requiring deferral of the recognition of additional sales until customers sell the products to their end customers.

For revenue generated through Intel for distribution customers, the Company is unable to reasonably estimate the level of product returns and the impact of price protection based on the terms and conditions of arrangements entered into between Intel and our customers. The Company defers revenue and its related cost of sales, under agreements allowing price protection and /or right of return until the distributors sell the merchandise to their end customers. The net amount is recorded as deferred income on shipments to distributors and is included within ‘Other payables and accrued liabilities’ in the consolidated balance sheet.

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

2.6 — Research and Development

Research and development costs are charged to expense as incurred. The amortization recognized on technologies and licenses acquired to facilitate the Company’s research is recorded as research and development expenses. Funding for research and development is obtained from governmental agencies and the amounts are recorded as a reduction to research and development expenses.

2.7 — Property, Plant and Equipment

Property, plant, and equipment contributed from STM and Intel upon the formation of the Company were initially stated at carrying value for the assets contributed by STM, and at fair value for the assets contributed by Intel, consistent with the treatment of the formation of the Company as a business combination in accordance with U.S. GAAP and with the determination of STM being the accounting acquirer in the business combination. These assets are being depreciated over their respective remaining useful lives at the time of the transaction. Property, plant and equipment purchased since the formation of the Company are stated at historical cost.

Additions and major improvements are capitalized, minor replacements and repairs and maintenance are charged to operations in the period in which they are incurred.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Property, plant and equipment is reclassified as held for sale and depreciation ceases to be recorded when an asset or asset group meets the held for sale criteria as defined under U.S. GAAP. An impairment charge may be taken against the assets if the estimated selling price is less than the carrying value of the assets.

When property, plant and equipment are retired, sold, or otherwise disposed of, the net book value of the assets is removed from the Company’s books and the net gain or loss is included in ‘Other income and expenses, net’ in the consolidated statement of operations.

Leasing agreements in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as finance leases. These leases are included in ‘Property, Plant and Equipment’ and depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the period of the lease.

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

The Company continuously evaluates the net realizable value of inventory and writes off inventory which has the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Company evaluates product inventory to identify obsolete or slow-selling stock and records a specific provision if the Company estimates the inventory will eventually become obsolete. Provisions for obsolescence are estimated for excess uncommitted inventory based on the previous quarter and anticipated future sales, order backlog and production plans.

2.9 — Income Taxes

The provision for incomes taxes represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each tax jurisdiction. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book basis of assets and liabilities and for the benefits of tax credits and operating loss carryforwards. Deferred income tax is determined using tax rates and laws that are enacted on the balance sheet date and that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized in full but the Company assesses whether it is more likely than not that future taxable profit will be available against which the temporary differences will be utilized. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In addition to revenue generated directly by Numonyx, during 2009 Intel sold products to customers, invoiced customers and collected monies due from customers on behalf of the Company, under the terms of the Transition Services Agreement between Numonyx and Intel. Trade accounts receivable disclosed on the balance sheet related to revenue generated by Intel represent monies owed from end customers which have not been collected by Intel, and therefore not yet remitted to Numonyx.

2.13 — Intangible Assets

Details of intangible assets held by the Company, and the related amortization periods, are detailed below:

Loan guarantees	4 years
Loan arrangement fees	4 years
Contributed technology	3-7 years
Software and licenses	3-5 years

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

The Company accounts for the overfunded and underfunded status of defined benefit plans in its consolidated financial statements as at December 31, 2009. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between the fair value of plan assets and the projected benefit obligations.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Termination Benefits

Termination benefits are payable when an employee is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for these benefits. All termination benefits payable by the Company relate to one-time benefit arrangements. A one time benefit arrangement is one that is established by a termination plan that applies to a specified termination event or for a specified future period. These one-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees.

Stock Options

During 2008, an equity incentive plan was established by the Company but no equity grants were made. During 2009, the first restricted stock unit grants were issued from the plan. Under the terms of the plan, vesting is contingent upon a qualified public offering of shares in the Company, or other change in control of the Company occurring. As at December 31, 2009, a qualified public offering was not imminent and a change in control of the Company was not considered probable and therefore no stock based compensation expense has been recorded in the consolidated statement of operations for the year ended December 31, 2009.

2.15 — Long Term Debt and Debt Obligations to Related Parties

Bank loans are recognized at historical cost. Debt obligations to related parties relate to long-term loan notes issued to shareholders in partial consideration for the assets contributed upon the formation of Numonyx, plus the interest accrued to date. The bank loan is classified as a long term liability as it is not repayable, either in part or fully, before December 31, 2010. The element of debt obligations to related parties which is expected to be repaid before December 31, 2010 is classified as a short term liability, the remainder are classified as long term liabilities.

2.16 — Share Capital

Ordinary shares and preference shares are classified as equity.

2.17 — Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by or distributions to shareholders. In the accompanying consolidated financial statements, ‘Accumulated other comprehensive loss’ consists of the after tax effects of foreign currency translation adjustments relating to the Company’s equity investment and the impact of recognizing the underfunded status of defined benefit plans.

2.18 — Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued ASC 810 (originally issued as SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. Among other items, ASC 810 responds to concerns about the application of certain key provisions of FIN 46(R), including those regarding the transparency of the involvement with variable interest entities. ASC 810 is effective for calendar year companies beginning on January 1, 2010. The Company does not believe the adoption of ASC 810 will have a significant impact on its financial position, results of operations, cash flows, or disclosures.

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables” (EITF 08-1). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC Subtopic 605-25, which originated primarily from EITF 00-21, also titled “Revenue Arrangements with Multiple Deliverables.” EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company does not believe the adoption of EITF 08-1 will have a significant impact on its financial position, results of operations, cash flows, or disclosures.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has evaluated subsequent events through February 28, 2010, the date the Company’s consolidated financial statements were issued.

3.	EQUITY INVESTMENT

Hynix Numonyx Semiconductor Ltd.

Upon the formation of Numonyx, STM transferred a 17% equity interest it had in a venture which it established with Hynix Semiconductor Inc. This venture was originally established in 2004 via a signed agreement between STM and Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. Upon transfer of the interest to Numonyx, the venture was renamed Hynix Numonyx Semiconductor Ltd.

Numonyx’ equity interest in the venture decreased to 16% during the fourth quarter of 2008, due to an additional investment made by a new investor in the venture, Hynix Semiconductor Wuxi Ltd. Since then, Numonyx has invested an additional $100 million in the joint venture ($50 million investment made in both 2008 and 2009) to increase the Company’s equity interest. However, at the balance sheet date, Numonyx had not received final approval from the Chinese authorities for these increases in equity investment. As such, the $100 million investment is recorded as a long term prepayment within ‘Other non-current assets’ in the consolidated balance sheet. Once approval is obtained, the investment will be recorded as an increase to ‘Equity investment’, and Numonyx’ interest will increase to 21%. In 2008, the $50 million investment made was originally recorded within ‘Other current receivables and assets’ in the consolidated balance sheet. Due to the length of time being taken to obtain approval, and absent a definitive date of when approval will be obtained, the $50 million investment was reclassified to ‘Other non-current assets’.

Under the terms of the joint venture, Numonyx has the option to purchase from Hynix Semiconductor Inc. an additional $150 million in share capital to increase the Company’s interest in the venture to approximately 25%. The members of the joint venture also have certain put and call rights (i.e., the right to “put” and sell their interest to the other member or to “call” and purchase the other member’s interest), with the price being based on the book value, less liabilities, times the applicable ownership percentage. In the case of the contemplated change in control of Numonyx as described in Note 24, ‘Subsequent events’, Numonyx would have the right to “put” its interest to Hynix and this would also trigger the ability of Hynix to “call” the Numonyx interest. In addition, as happened with the transfer of STM’s interest to Numonyx upon formation of the Company, Hynix could be requested to agree to the change of control and Numonyx’s interest could be transferred to the new controlling entity, Micron Technology Inc. Such changes are also subject to and contingent upon multiple levels of Chinese governmental approvals. The Company believes that there is no fair value associated with these options.

Although the Company does not currently own 20% of the venture, the Company uses the equity method to account for this investment based on the fact that it has the ability to exercise significant influence, but not control, over this investee coupled with the future ability to own more than 20% of this investment.

Summarized financial information of the Company’s equity investment is shown below:

	2009	2008

Operating results:
Revenues	$1,557,184	$1,772,070
Net profit	74,392	14,442
Balance sheet:
Assets	$3,732,933	$4,103,446
Liabilities	1,691,583	2,168,779

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	2009	2008

Trade accounts receivable	$175,993	$233,340
Less allowance for doubtful accounts	(2,255)	(2,439)

Total	$173,738	$230,901

Bad debt expense in 2009 was $2.2 million (2008: $2.4 million).

5.	INVENTORIES

Inventories consisted of the following:

	2009	2008

Raw materials	$3,612	$2,712
Work in process	403,337	478,728
Finished goods	104,051	100,700

Total	$511,000	$582,140

6.	ASSETS HELD FOR SALE

On December 30, 2009, an option agreement was signed by the Company, granting STM the option to acquire the majority of the assets at the Company’s facility in Catania, Italy, including the factory building, office building and the majority of the tools and equipment located in the plant. In addition, a number of employees would transfer to STM upon execution of the option, along with all contracts related to the facilities and any other assets, liabilities and rights relating to the facilities. The agreement also specifies that the tax carrying amount of assets and any non-operating losses would also be transferred as part of the sale. Upon execution of the option, the consideration payable would be the cancellation of $78 million of long term notes held by STM. The option agreement expires on June 30, 2010, with an option to extend by a further three months, subject to agreement by the Company.

As a result of entering into this agreement, and upon meeting the held for sale criteria as defined under U.S. GAAP, the Company reclassified the assets to be sold from their original balance sheet classification to ‘Assets held for Sale’ and adjusted the values of these assets to fair value less costs to sell at December 31, 2009, recording the charge within ‘Impairment and restructuring charges’ in the consolidated statement of operations. Fair value less costs to sell was based on the net consideration provided for in the option agreement.

Assets held for sale consisted of the following:

	2009	2008

Property, plant and equipment	$45,733	—
Long term deferred tax assets	36,114	—
Less impairment charge	(3,847)	—

Total	$78,000	—

As required by U.S. GAAP, the Company has ceased to record depreciation on the property, plant and equipment classified as held for sale.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER RECEIVABLES AND CURRENT ASSETS

Other receivables and current assets consisted of the following:

	2009	2008

Receivables from related parties	$1,622	$2,491
Receivables from government agencies	54,460	65,716
Prepayments, advances and other debtors	25,678	90,851

Total	$81,760	$159,058

In 2008, Prepayments, advances and other debtors included $50 million relating to a payment made to increase the Company’s equity stake in Hynix Numonyx Semiconductor Ltd. but for which approval from Chinese authorities had not been obtained, as described in Note 3, ‘Equity Investment’. During 2009, this payment was reclassified to ‘Other investments and non-current assets’ as approval had still not been obtained and the date of final approval is not known.

8.	INTANGIBLE ASSETS

Intangible assets consisted of the following as at December 31, 2009:

		Accumulated
	Gross Value	Amortization	Net Value

Loan guarantees	$148,000	$(64,749)	$83,251
Loan arrangement fees	6,750	(2,954)	3,796
Product and process technology	10,800	(3,752)	7,048
Software development and licenses	77,767	(22,221)	55,546

December 31, 2009	$243,317	$(93,676)	$149,641

During 2009, the Company capitalized $16.5 million (2008: $48.6 million) of software and licenses and software development costs related to significant system implementations and changes that the Company has undertaken since its formation. In addition the Company fully impaired self developed software of $14.9 million during the year. The software was contributed by STM upon the formation of Numonyx and had never been put into use by the Company. The impairment is recorded within ‘Impairment and restructuring charges’ in the consolidated statement of operations.

Intangible assets consisted of the following as at December 31, 2008:

		Accumulated
	Gross Value	Amortization	Net Value

Loan guarantees	$148,000	$(27,750)	$120,250
Loan arrangement fees	6,750	(1,266)	5,484
Product and process technology	10,800	(1,608)	9,192
Software development and licenses	76,256	(2,860)	73,396
Supply agreement	18,982	(18,982)	—

December 31, 2008	$260,788	$(52,466)	$208,322

In March 2008, the Company obtained a $450 million bank loan plus $100 million revolving credit facility from financial institutions. These facilities are repayable in full on March 25, 2012. STM and Intel agreed to act as guarantors of the facilities, each company guaranteeing 50% of the outstanding balance in the event that Numonyx defaults on repayment. Both guarantees were recorded as intangible assets in order to recognize the fair value of the benefit to Numonyx of these guarantees. The guarantees were recorded at fair value at the date of issuance and are being amortized over the term of the loan, 4 years. The amortization is recorded as interest expense.

Loan arrangement fees are costs directly related to the securing of the debt financing described above. These fees are also being amortized over the 4 year period of the loan and are recorded as part of ‘Interest expense, net’ in the consolidated statement of operations.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Product and process technology relates to technologies contributed by Intel to Numonyx upon formation of the Company. The technologies were recorded at fair value and are being amortized over their expected useful lives, 3 and 7 years respectively, within cost of sales in the consolidated statement of operations.

Software development and licenses consist of costs relating to the development of IT systems and software and of software and related licenses acquired. Software development costs include external consulting costs and payroll costs directly associated with development of the system infrastructure. These costs were capitalized in accordance with U.S. GAAP. Software and licenses are currently amortized over a period of between 3 and 5 years and amortization is recorded primarily within ‘Selling, general and administrative expenses’ within the consolidated statement of operations, starting when the software is placed in operation.

The aggregate amortization expense in 2009 was $60.2 million (2008: $52.5 million).

The estimated amortization of the existing intangible assets for the following years is:

Amortization
Year	Expense

2010	$64,000
2011	60,000
2012	15,000
2013	5,000
2014	4,000

Total	$148,000

9.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following:

	2009	2008

Land	$570	$2,515
Buildings, facilities and leasehold improvements	56,967	89,582
Machinery and Equipment	637,602	597,187
Computer and R&D Equipment	18,938	16,951
Other Tangible Assets	3,046	2,123
Construction in progress	7,276	2,000

Total Gross Cost	$724,399	$710,358
Total Accumulated Depreciation	$(358,498)	$(146,633)

Total Net Cost	$365,901	$563,725

Depreciation expense for 2009 was $219.8 million (2008: $146.6 million). There is no depreciation expense on construction in progress.

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

As at December 31, 2009, Property Plant and Equipment totaling $43.8 million (comprising $45.7 million original net book value less $1.9 million impairment) were reported as a component of the line ‘Assets held for Sale’ on the consolidated balance sheet, relating to the Company’s facility in Catania, Italy for which a sale option agreement was signed, as explained in Note 6, ‘Assets Held for Sale’.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	OTHER INVESTMENTS AND NON-CURRENT ASSETS

	2009	2008

Payments for additional equity investment	$100,000	$—
Fair value of the favorable operating lease	64,511	67,420
Long term receivable related to tax refund	42,128	40,423
Related party receivable	24,048	24,527
Deposits	3,001	449

Total	$233,688	$132,819

The investment in related party relates to payments made to Hynix Numonyx Semiconductor Ltd., to increase the Company’s equity stake in the Company, but which have not yet been approved by Chinese authorities, as explained in Note 3, ‘Equity Investment’. This includes $50 million which in 2008 was recorded within ‘Other receivables and current assets’ and which was reclassified to ‘Other investments and non-current assets’ during 2009.

The favorable operating lease relates to the Company’s manufacturing facility in Israel. This relates to the fair value of the future minimum lease payments that were included as part of the assets contributed by Intel upon the formation of Numonyx. This is being amortized over the period of the lease, 24 years.

The long term receivable related to tax refund is a tax credit in Italy which was generated through the operations of STM Italy, before the operations were contributed to Numonyx. Upon the formation of Numonyx, a long term liability was established as the amounts received from the Italian government will be reimbursed to STM. Such amount is included within ‘Other non-current liabilities’ in the consolidated balance sheet.

The related party receivable relates to an end of employment liability in Italy, for employees transferred from STM Italy to Numonyx Italy and for which STM have agreed to reimburse Numonyx. The payable portion of this balance is also included within pension liability in the consolidated balance sheet.

Deposits relate mainly to rental deposits on leased office buildings and deposits paid to service providers.

11.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2009	2008

Taxes other than income tax	$12,327	$33,360
Salaries, wages and social charges	66,960	37,747
Provision for restructuring	4,041	8,541
Deferred income on shipments to distributors	12,649	4,525
Current portion of pension liability	2,268	2,155
Accrued income tax	9,350	13,035
Other accrued liabilities	32,553	46,728

Total	$140,148	$146,091

Within current portion of pension liability above, $1.4 million (2008: $2.1 million) relates to the Italy end of employment fund. This amount is shown also as a receivable from related party within ‘Other investments and non-current assets’ as the amount will be reimbursed to Numonyx by STM.

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

The Company adopted the provisions of U.S. GAAP which require that the funded status of defined benefit post-retirement plans be recognized on the consolidated balance sheet, and changes in the funded status be reflected

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in comprehensive income. U.S. GAAP also requires the measurement date of the plan’s funded status to be the same as the Company’s financial year-end. The measurement date for all plans was the Company’s financial year end.

On December 31, 2009, the Company adopted changes issued by the FASB to employers’ disclosures about postretirement benefit plan assets. These changes provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. Other than the required disclosures, the adoption of these changes had no impact on the consolidated financial statements.

Funding Policy

The Company’s practice is to fund the various pension plans in amounts at least sufficient to meet the minimum requirements of applicable local laws and regulations. The assets of the various plans are invested in corporate equities, corporate debt securities, government debt securities, and other institutional arrangements. The portfolio of each plan depends on plan design and applicable local laws. Depending on the design of the plan, local customs, and market circumstances, the liabilities of a plan may exceed qualified plan assets.

Benefit Obligation and Plan Assets

The changes in the benefit obligation and plan assets for the plans described above were as follows:

	2009	2008

Change in projected benefit obligation:
Benefit obligation at beginning of period	$60,165	$30,175
Service cost	5,018	4,149
Interest cost	3,143	2,703
Plan participant contributions	397	278
Actuarial (gain)/loss	3,521	(119)
Benefits paid	(6,305)	(5,375)
Benefit obligation of acquired business	—	38,203
Currency exchange impact	5,138	(9,849)
Other	(89)	—

Ending projected benefit obligation	$70,988	$60,165

	2009	2008

Change in plan assets:
Fair value of the assets at beginning of the period	$29,069	$—
Actual return on plan assets	3,184	176
Employer contributions	7,977	7,925
Plan participants’ contributions	397	278
Benefits paid	(6,305)	(5,375)
Plan assets of acquired business	—	31,161
Currency impact	1,486	(5,096)
Other	1,622	—

Ending fair value of plan assets	$37,430	$29,069

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in the consolidated balance sheet are as follows:

	2009	2008

Current liabilities	$2,268	$2,155
Non-current liabilities	31,290	28,941

Total	$33,558	$31,096

Amounts recognized in accumulated other comprehensive income / (loss) net of taxes are as follows:

	2009	2008

Net actuarial loss	$(2,916)	$(414)

Total	$(3,327)	$(417)

The estimated amounts that will be amortized from ‘Accumulated other comprehensive loss’ at December 31, 2009 into net periodic benefit cost (pre-tax) in 2010 is $0.1 million.

Change in accumulated other comprehensive income (loss) net of taxes are as follows:

	2009	2008

Net actuarial loss at beginning of the period	$(417)	$—
Amortization of actuarial loss	370	—
Current year actuarial loss	(3,280)	(417)

Total	$(3,327)	$(417)

Included in the aggregate data in the tables below are the amounts applicable to our pension plans with accumulated benefit obligations in excess of plan assets, as well as plans with projected benefit obligations in excess of plan assets. Amounts related to such plans were as follows:

	2009	2008

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	$69,420	$56,950
Fair value of plan assets	$37,430	$28,863
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$70,988	$60,165
Fair value of plan assets	$37,430	$29,069

Assumptions

Weighted-average assumptions used in the determination of the benefit obligations were as follows:

	2009	2008

Discount rate	5.09%	5.19%
Average increase in compensation	3.90%	3.24%

Weighted-average actuarial assumptions used to determine costs for the plans were as follows:

	2009	2008

Discount rate	5.19%	5.64%
Expected long term rate on plan assets	4.88%	5.35%
Average increase in compensation	3.24%	4.30%

The discount rate was determined by analyzing long term corporate AA bond rates and matching the bond maturity with the average duration of the pension liabilities. In certain markets where there are not corporate bonds, government bond rates are used.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Periodic Benefit Cost

The net periodic benefit cost for the plans included the following components:

	2009	2008

Service cost	$5,018	$4,149
Interest cost	3,143	2,703
Expected return on plan assets	(1,581)	(1,322)
Other	(632)	678

Net periodic pension cost	$5,948	$6,208

Plan Assets

The plans’ investments are managed predominantly by insurance companies, and to a lesser extent by third-party trustees, or pension funds consistent with regulations or market practice of the country where the assets are invested. Investments that are managed by qualified insurance companies or pension funds under standard contracts follow local regulations, and the Company is not actively involved in the investment strategy. In general, the investment strategy followed is designed to accumulate a diversified portfolio among markets, asset classes, or individual securities in order to reduce market risk and assure that the pension assets are available to pay benefits as they come due. Alternatively, individual plan members may decide on individual investment strategies for their plan. As such, the Company does not set target allocations of plan assets and does not measure actual allocations of plan assets versus target allocations.

The fair value of plan assets by asset type as at December 31, 2009 are summarized below:

		Quoted Prices
		in Active
		Markets for	Significant	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)

Insurance contracts	$37,430	—	$37,430	—

Total	$37,430	—	$37,430	—

Funding Expectations

Expected funding for the plans during 2010 is approximately $7 million.

Estimated Future Benefit Payments

Estimated benefits to be paid from the Company’s pension plans through 2019 are as follows:

Years	Pension Benefits

2010	4,192
2011	4,909
2012	4,610
2013	5,225
2014	5,628
From 2015 to 2019	28,324

13.	SHARE BASED COMPENSATION

During 2008, an equity incentive plan was established by the Company, but no equity grants were made. 25 million stock units are available for issuance under the plan. During 2009, the first restricted stock unit grants were issued from the plan. The stock units vest over 3 or 4 years from the grant date. However, vesting is also contingent upon a change in control of the Company taking place. The vesting of certain grants made to Executive Officers of the Company are contingent on certain performance targets being met each year and the change in control provision noted above.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As the share capital of the Company is not currently traded on any Exchange, the value assigned to stock grants is based on the fair value of the equity of the Company at the time the grants were made.

Under the terms of the equity incentive plan, vesting is contingent upon a qualified public offering of shares in the Company, or other change in control of the Company occurring. As at December 31, 2009, because any change in control was contingent upon circumstances beyond the Company’s control, no stock based compensation expense has been recorded in the consolidated statement of operations for the year ended December 31, 2009.

Restricted stock unit activity during 2009 is detailed below (no restricted stock units were issued in 2008):

		Weighted
(In thousands, except weighted average fair value amounts)	Number of Shares	Average Fair Value

As at December 31, 2008	—	$—
Granted	11,180	2.83
Vested	—	—
Forfeited	(468)	2.83

As at December 31, 2009	10,712	$2.83

Expected to vest as of December 31, 2009	10,712	$2.83

14.	LONG-TERM DEBT AND DEBT OBLIGATIONS TO RELATED PARTIES

Debt obligations to related parties

Upon the formation of Numonyx, long-term notes were issued to STM, Intel, and FP valued at $155,572, $144,428 and $19,087 respectively. The notes are payable upon the earlier of liquidation of the Company, or March 31, 2038. The interest rate applied to these notes is 9.5% and is payable in the form of additional notes until 2015. Interest also accrues, at the same rate, on the new notes issued. After 2015, the interest is payable in the form of cash. Interest on these notes is recorded as interest expense in the consolidated statement of operations. Total interest accrued during the year ended December 31, 2009 was $32.5 million (2008: $22.7 million) and is included within ‘Debt obligations to related parties’ in the consolidated balance sheet.

The long-term loan notes include covenants which prevent the Company and its subsidiaries from taking on additional debt in excess of $100 million if the total existing debt recorded on the balance sheet is $1,250 million or less, or additional debt in excess of $50 million if the total existing debt recorded on the balance sheet is more than $1,250 million. In addition, the Company may not issue new equity or securities exchangeable into equity that would rank senior to or on parity with the long-term loan notes and may not make dividend distributions other than distributions between subsidiaries of the Company and distributions on the preferred shares. Repayment of the debt obligations to related parties is subordinated to repayment of debt obligations to third parties.

On December 30, 2009 an option agreement was signed by Numonyx and STM, granting STM the option to acquire from Numonyx the majority of the assets held at the Company’s facility in Catania, Italy. In consideration for the assets, STM agreed that $78 million of the notes issued to them by Numonyx would be cancelled on completion of the sale. As the option agreement expires on June 30, 2009 with an option to extend by a further three months, these loan notes have been reclassified to short term debt on the consolidated balance sheet.

Debt obligations to third parties

Long term debt obligations to third parties consisted of the following as at December 31, 2009:

	2009	2008

Bank loan	$450,000	$450,000
Finance lease obligations	1,616	—

Total	$451,616	$450,000

Upon formation, the Company entered into a dollar term loan facility in the amount of $450 million and a multicurrency revolving loan facility in the amount of $100 million. As at December 31, 2009, the $100 million revolving facility had not been drawn down. The facilities are repayable in full on March 25, 2012. Interest of three-

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

month LIBOR + 60 basis points is payable every 3 months and is recorded within interest expense in the consolidated statement of operations.

Covenants on the loan facility include a mandatory prepayment of 50% of the facility by the borrowers if the credit rating of either Intel or STM were to be downgraded to a rating by Moody’s that is below Baa3 or by Standard and Poor’s that is below BBB-. In addition, should Intel or STM take on debt at or in excess of $500 million, then the facility would become immediately repayable.

The assessment of fair value of the debt obligation to third parties would require the determination of an appropriate credit spread over the benchmark rates for a facility similar to that held by the Company and the application of an adjustment factor for, amongst other factors, illiquidity. The Company has not sought additional similar funding since formation, particularly given market conditions impacting the availability of credit.

Finance lease obligations relate to Machinery and Equipment purchased by the Company during the year. The short term element of finance lease obligations is recorded within ‘Current portion of long-term debt’ in the consolidated balance sheet.

Aggregate future maturities of total long term debt outstanding (including current portion) are as follows:

	2009	2008

2010	$78,941	—
2011	1,077	—
2012	450,539	450,000
2013	—	—
2014	—	—
Thereafter	296,297	341,822

Total	$826,854	$791,822

15.	OTHER NON-CURRENT LIABILITIES

	2009	2008

Related party payable	$42,489	$40,423
Other	3,373	—

Total	$45,862	$40,423

The related party payable relates to a tax credit in Italy. This tax credit, which is also shown as a long term receivable in the consolidated balance sheet of Numonyx, was generated through the operations of STM Italy, before the operations were contributed to Numonyx. Since the tax credit was generated by STM, when the tax credit is paid by the Italian authorities to Numonyx, the Company will reimburse STM.

16.	SHAREHOLDERS’ EQUITY

Outstanding Shares

The authorized share capital of the Company amounts to EUR 264,205,965. It is divided into:

•	250,000,000 ordinary shares of one Euro each;

•	14,204,545 convertible preferred shares ‘A’ of one Euro each; and

•	142,045 preferred shares ‘A-1’ of one eurocent (EUR 0.01) each.

As at December 31, 2009, 210,700,758 ordinary shares were issued.

Preference Shares

As at December 31, 2009, the Company had issued 14,204,545 convertible preferred shares ‘A’ to FP. These preference shares entitle the holder to full voting rights and to a preferential right to distributions upon liquidation or change in control of the Company. Specifically the holders are entitled to a repayment of 1.85 times the original issue price of the shares. The preferred shares ‘A’ may be converted into preferred shares ‘A-1’ or ordinary shares,

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on terms agreed between the Company and the holders of the preferred shares ‘A’. Such terms must be unanimously approved at a General Meeting of the shareholders.

The preferred shares ‘A-1’ entitle holders to a repayment of 1.85 times the original issue price of the shares and also to an amount out of the annual profits equal to 1% of the weighted average of the par value of their shares during the financial year. The dividend preference is non-cumulative. The shares also carry voting rights. No preferred shares ‘A-1’ had been issued at the balance sheet date.

17.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net, consisted of the following:

	2009	2008

Start up costs	$—	$39,433
Foreign exchange gains	(1,777)	(986)
Gain on sale of other non-current assets, net	(1,157)	(2,770)
Other	2,327	1,870

Total	$(607)	$37,547

Start up costs relate to costs incurred in the formation of Numonyx in 2008.

18.	IMPAIRMENT AND RESTRUCTURING CHARGES

Impairment and restructuring charges consisted of the following:

	2009	2008

Impairment charges	$18,703	$62,000
Restructuring charges	8,701	12,350

Total	$27,404	$74,350

The impairment charges are explained in Note 6, ‘Assets held for Sale’ and Note 8, ‘Intangible Assets’.

During 2008, the Company recorded charges of $8.6 million in employee severance costs related to a workforce reduction action in our California Technology Center and $3.4 million in employee severance costs related to personnel at Pudong, China which was originally to be part of the assets contributed by Intel to Numonyx upon formation, but which the Company decided not to acquire. These charges were incurred due to the termination of approximately 700 employees. The Company may incur additional restructuring charges in the future for employee severance and benefit arrangements, and facility-related or other exit activities.

In 2009, the Company reversed $3.7 million of the provision related to the action in the California Technology Center as a result of a subsequent decision to retain a number of employees that were previously expected to be terminated.

During 2009, the Company incurred charges of $8.1 million in employee severance costs related to a workforce reduction action across multiple sites, as part of a program to reduce costs in response to the global economic crisis. These charges were incurred due to the termination of approximately 130 employees. The Company also incurred an additional $4.3 million in employee severance costs related to personnel at Pudong, China.

The Company may incur additional restructuring charges in the future for employee severance and benefit arrangements, and facility-related or other exit activities.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restructuring charges incurred during 2009 and 2008 are summarized as follows:

	2009	2008

Provision as at January 1, 2009	$8,541	$—
Charges incurred during the period	8,701	12,350
Change in estimate related to reduction in force	(3,739)	—
Amounts paid	(9,462)	(3,809)

Provision as at December 31, 2009	$4,041	$8,541

19.	INTEREST INCOME AND EXPENSES

Interest income and expense consisted of the following:

	2009	2008

Amortization of loan guarantees	$36,999	$27,750
Interest on debt obligations to related parties	32,475	22,734
Interest on long-term debt	5,488	11,847
Other interest	827	1,266

Total interest expense	75,789	63,597
Interest income	1,340	6,537

Total interest expense, net	$74,449	$57,060

20.	INCOME TAXES

The provision for income taxes consists of the following components:

	2009	2008

Current:
Netherlands	$—	$—
Foreign	20,800	22,229

Total current	20,800	22,229
Deferred:
Netherlands	—	—
Foreign	(271)	(3,104)

Total deferred	(271)	(3,104)

Total provision for income taxes	$20,529	$19,125

The loss before provision for income taxes included a loss from the Netherlands of approximately $57.6 million (2008: $273.8 million) and losses of approximately $168.7 million from other foreign subsidiaries during fiscal year 2009 (2008: income of $84.2 million).

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes differs from the amount estimated by applying the statutory Netherlands income tax rate of 25.5% to income before provision for income taxes as follows:

	2009	2008

Provision computed at Dutch statutory rate	$(57,694)	$(64,182)
Foreign rate differential	(2,040)	171
Permanent differences	463	3,534
Research and development tax credits	(2,055)	(3,427)
Current year losses not benefited	78,319	84,184
Others	3,536	(1,155)

Provision for income taxes	$20,529	$19,125

Effective tax rate	(9.1)%	(7.6)%

The components of deferred tax assets and liabilities consisted of the following:

	2009	2008

Deferred tax assets:
Accrued compensation	$2,820	$5,106
Other reserves and accruals	—	658
Accounts receivable	157	—
Fixed assets	60,438	118,280
Inventory	4,854	—
Unrealized foreign exchange loss	182	660
Research and development credit carryover	2,618	987
Net operating loss carryover	99,850	96,678
Others	1,607	5,332

Total deferred tax assets	172,526	227,701
Less: valuation allowance	(129,626)	(142,229)

Net deferred tax assets	42,900	85,472
Deferred tax liabilities:
Accrued compensation	(1,643)	—
Fixed assets	(2)	(3,640)
Inventory	(169)	(1,776)
Accounts receivable	(352)	(3,205)
Unrealized foreign exchange gain	(822)	—
Others	(1,140)	—

Total deferred tax liabilities	(4,128)	(8,621)

Total net deferred tax assets	$38,772	$76,851

In addition to the net deferred tax assets shown above, $36.1 million of deferred tax assets relating to the Company’s facilities in Catania, Italy are recorded within ‘Assets held for Sale’ on the consolidated balance sheet.

In evaluating its ability to utilize its deferred tax assets in future periods, the Company considered all available positive and negative factors. The Company considered various sources of taxable income including future reversals of existing taxable temporary differences, taxable income in prior carryback years if carryback is permitted under the tax law, tax planning strategies that would, if necessary, be implemented to prevent a loss carryforward or tax credit carryforward from expiring unused and predictions of future taxable income exclusive of reversing temporary differences and carryforwards. As a result, the Company determined a valuation allowance of $129.6 million was required as at December 31, 2009 (2008: $142.2 million). After consideration of the valuation allowance, the Company had total net deferred tax assets of approximately $74.9 million as at December 31, 2009 ($36.1 million of which is classified as ‘Assets held for sale’) and $76.9 million as at December 31, 2008. The net deferred tax assets

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are primarily comprised of net operating loss carryforwards and future deductible amounts relating primarily to fixed assets.

As at December 31, 2009, the Company had net operating loss and capital allowance carryforwards of approximately $339 million combined for The Netherlands and Switzerland (2008: $270 million), $125 million in Singapore (2008: $160 million), $25 million in Italy (2008: $48 million) and $l million in the Philippines. For the carryforwards related to The Netherlands and Switzerland, the Company currently estimates that 100% relate to The Netherlands. This assumption may change. The Company, however, has recorded a full valuation allowance against this portion of the carryforwards. In addition in 2008, the Company had approximately $23 million of operating loss and capital allowances carryforwards in Malaysia, but these have been absorbed by profits earned during 2009. The net operating loss carryforwards in The Netherlands and Italy can be carried forward for 9 years and 5 years respectively. The net operating loss carryforwards in the Philippines can be carried forward for 3 years and the net operating loss carryforwards in Singapore can be carried forward indefinitely.

The expiration of the tax losses carried forward as at December 31, 2009, on which no deferred tax has been recognized, is summarized below:

Expires by:	2009	2008

2010	$—	$—
2011	23,768	—
2012	1,937	—
2013	—	48,000
2014	—	—
After 2014	463,897	453,000

Total	$489,602	$501,000

Unrecognized tax credits	436	—

The valuation allowances are mainly provided against net deferred tax assets in the Netherlands, Italy and Singapore. In the event that all of the deferred tax assets become realizable, the reversal of the valuation allowance would result in a $129.6 million reduction in income tax expense.

Unrecognized Tax Benefits

The changes in the gross amount of unrecognized tax benefits are as follows:

	2009	2008

Beginning of the year	$2,369	$—
Gross amount of the decrease in unrecognized tax benefits of tax positions taken during a prior year	(629)	—
Gross amount of the increases in unrecognized tax benefits as a result of tax positions taken during the current year	3,460	2,369

End of year	$5,200	$2,369

As at December 31, 2009, $5.2 million (2008: $2.4 million) of unrecognized tax benefits would, if recognized, reduce the effective tax rate.

No significant changes in unrecognized taxed benefits are anticipated within the next 12 months. The Company will re-evaluate its income tax positions on a quarterly basis to consider factors such as changes in facts or circumstances, changes in or interpretations of tax law, effectively settled matters under audit, and new audit activity. Such a change in recognition or measurement would result in recognition of a tax benefit or an additional charge to the tax provision.

Upon adoption of ASC 740 the Company adopted an accounting policy to classify interest and penalties on unrecognized tax benefits as income tax expense. The total amount of interest and penalties recognized in the consolidated statement of operations during fiscal 2009 was $0.4 million (2008: $0). The Company has filed its initial tax returns in most of its jurisdictions. The Company’s major jurisdictions include the Netherlands,

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Switzerland, U.S., Japan, Singapore, Israel, Italy, Malaysia, and Philippines, all of which are subject to exam by income tax authorities for 2009.

The Netherlands statute of limitations will remain open until December 31, 2013. The Switzerland statute of limitations will remain open until December 31, 2018. The U.S. and Israel statutes of limitations will remain open until three years after the returns are filed. In certain instances, Israel may extend its statute of limitations. The Japan, Singapore, and Malaysia statutes of limitations will remain open until December 31, 2014. The Italy statute of limitations will remain open until December 31, 2014. The Philippines provides no statute of limitations with regard to transfer pricing. Therefore, the Philippines return will remain open indefinitely.

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Factors

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the volatility on the Company’s financial performance. The Company uses forward exchange contracts and currency options to hedge certain risk exposures.

Risk management is carried out by a central Corporate Treasury Department, reporting to the Chief Financial Officer. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. Treasury activities are regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Most treasury activities are centralized, with any local activities subject to oversight from the Company. The majority of cash and cash equivalents is held in US dollars and is deposited with financial institutions. Marginal amounts are held in Euro, Japanese Yen and Singapore Dollar.

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

Management has established a policy to hedge significant foreign exchange risk exposure through financial instruments transacted by Corporate Treasury. Foreign currency hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities. The Company uses forward exchange contracts and options to hedge certain balance sheet risk exposures. These instruments do not qualify as hedging instruments and as such are accounted for at fair value with changes in fair value accounted for in the consolidated statement of operations. The notional value of these instruments at December 31, 2009 totaled $100.8 million (2008: $14.4 million). All of the transactions were entered into during the fourth quarter of 2009 and the currencies covered were the Euro, the Israeli Shekel, the Singapore Dollar and the Swiss Franc. During 2009, the Company realized net losses of $0.6 million for contracts settled during the year. The losses are recorded within ‘Other income and expenses, net’ in the consolidated statement of operation. In 2008, there were no contracts settled during the period and therefore no realized losses or gains. The amounts recorded in the consolidated balance sheets as at December 31, 2009 and December 31, 2008 were $0 in both years.

Interest rate risk

Interest rate risk is minimized as the Company’s bank borrowings and deposits are held on a floating rate basis.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long term rating from at least two of the major Rating Agencies and keeping within prescribed diversification and limit guidelines.

The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. For sales made by Intel on behalf of Numonyx, in line with the ‘Transition Services Agreements’, this monitoring was performed by Intel on behalf of Numonyx. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Reserves are provided for estimated amounts of accounts receivable that may not be collected.

At December 31, 2009, two customers represented approximately 35% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short term deposits, and availability of funding from an adequate amount of committed credit facilities. The Company’s objective is to maintain sufficient funds in instruments that can be easily converted to cash.

22.	COMMITMENTS

The Company’s commitments as at December 31, 2009 were as follows:

	Total	2010	2011	2012	2013	2014	Thereafter

Operating Leases	$63,739	$8,032	$7,654	$6,405	$6,380	$5,147	$30,121
Purchase Commitments	486,556	320,608	54,631	53,623	32,125	25,569	—
of which:
Equipment and other asset purchases	29,060	28,762	298	—	—	—	—
Transition Service and Supply Agreement Fees	2,988	2,988	—	—	—	—	—
Other operational expenses	454,508	288,858	54,333	53,623	32,125	25,569	—

Total	$550,295	$328,640	$62,285	$60,028	$38,505	$30,716	$30,121

The Company leases land, buildings and equipment under operating leases that expire at various dates under non-cancellable operating leases. Operating lease expense was approximately $10 million in 2009 (2008: $13 million).

Purchase commitments consist primarily of purchases of tangible fixed asset and goods and services under non-cancellable contracts and of fees payable to Intel under the Transition Services Agreement.

23.	RELATED PARTY TRANSACTIONS

As described in Note 1, ‘The Company’ STM, Intel and FP own 48.6%, 45.1% and 6.3% voting ownership in Numonyx, respectively. The Company has an eight member governing body (“Supervisory Board”) which is composed of three members nominated by STM, three members nominated by Intel and two members nominated by FP. Each shareholder unilaterally nominates its chosen members to the Supervisory Board as long as there are no significant changes in their investment in Numonyx.

The ordinary shares in the Company are owned by STM and Intel and the Preferred Shares ‘A’ are owned by FP. The ordinary shares have the same voting rights as the preferred shares.

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2009, and the nine month period ended December 31, 2008, Numonyx recorded sales and incurred expenses that related to business conducted with Intel, STM, and Hynix and had transactions with FP. The following tables and notes present the significant related party transactions and account balances with these related parties.

Intel:

Transactions during the year ended December 31, 2009 and period ended December 31, 2008:

	2009	2008

Net Sales to Intel	$487	$664
Supply Agreement(1)	96,834	141,596
Service Agreement(2)	14,664	28,561
Transition Service Agreement Fees(3)	39,814	49,664
Period Costs(4)	289,998	413,164

(1)	During 2008 and 2009, Numonyx purchased wafers from Intel’s facility in Ireland. These costs are recorded within cost of sales. This supply agreement ended during 2009.

(2)	Intel’s Pudong facility performs research and development and assembly/test services for Numonyx. These costs are primarily recorded within cost of sales and research and development expenses. This service agreement substantially ended during 2009.

(3)	These expenses include supply chain, procurement, site manufacturing, information technology, human resource, and finance and accounting services. These costs are primarily recorded within cost of sales and selling, general and administrative expenses. The transition service agreement substantially ended in 2009.

(4)	Intel incurs facility-related expenses on Numonyx’ behalf for the Israel and Philippines sites. These costs are recorded primarily within cost of sales. These costs substantially ended during 2009.

Balances as at December 31, 2009 and December 31, 2008:

	2009	2008

Trade Accounts Receivable from Intel, net(1)	$8,686	$80,105
Prepaid operating lease with Intel(2)	64,511	67,420
Accounts payable to Intel(3)	37,586	149,188
Other receivables from Intel	1,589	4,700
Other accrued liabilities to Intel	—	5,717

(1)	Trade accounts receivable from Intel, net represents monies outstanding from customers to Intel, and therefore not yet remitted to Numonyx, relating to revenues generated by Intel on behalf of Numonyx.

(2)	See Note 10, ‘Other Investments and Non Current assets’ for an explanation of the prepaid operating lease.

(3)	Accounts payable and other accrued liabilities to Intel relate to amounts payable by Numonyx for supply agreement, service agreement and other services provided by Intel under the Transition Services Agreement.

In addition, as explained in Note 14 ‘Long Term Debt and Debt Obligations to Related Parties’, Intel holds a long-term loan note from Numonyx, valued at $144.4 million plus accrued interest of $25.0 million at the balance sheet date. Intel also acted as guarantor, in conjunction with STM, of the bank loan obtained by Numonyx upon formation. The fair value of the benefit of this guarantee is recorded within ‘Intangible Assets, Net’ in the consolidated balance sheet.

STM:

Transactions during the year ended December 31, 2009 and period ended December 31, 2008:

	2009	2008

Transition Services Agreement Fees(1)	$10,136	$29,108
Cost sharing arrangement(2)	29,669	54,879
Period costs(3)	16,198	—

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	These expenses include supply chain, procurement, information technology, human resource, and finance and accounting services provided by STM to Numonyx. These costs are primarily recorded within cost of sales and selling, general and administrative expenses. The transition services agreement substantially ended during 2009.

(2)	The cost sharing arrangement is an agreement with STM in relation to the Company’s facility in Agrate, Italy, under which facilities and certain costs are shared between STM and Numonyx. The number disclosed above is the net costs paid by Numonyx to STM during the period.

(3)	These costs relate primarily to utilities costs at shared manufacturing facilities. The costs incurred by Numonyx as disclosed above are net of recharges made by Numonyx to STM and are primarily recorded within cost of sales and selling, general and administrative expenses. Period costs in 2008 are included within Transition Services Agreement Fees in the table above.

Balances as at December 31, 2009 and December 31, 2008:

	2009	2008

Trade accounts receivable from STM, net	$—	$111,682
Other current receivables from STM(2)	1,622	13,200
Other long term receivable from STM(1)	24,048	24,527
Accounts payable to STM(3)	5,400	9,890
Other long term payable to STM(4)	42,489	40,423

(1)	The long term receivable from STM relates to the end of employment fund in Italy (see Note 10, ‘Other Investments and Non-Current Assets’).

(2)	Other current receivables from STM relate to non-trade receivables.

(3)	Accounts payable to STM relate to Transition Services Agreements fees and the Cost Sharing Arrangement in Italy.

(4)	The long term payable to STM relates to a tax refund in Italy (see Note 10, ‘Other Investments and Non-Current Assets’ and Note 15, ‘Other Non Current Liabilities’.

In addition, as detailed in Note 14 ‘Long Term Debt and Debt Obligations to Related Parties’, STM holds a long-term loan note from Numonyx, valued at $155.6 million plus accrued interest of $26.9 million at the balance sheet date. The loan note is split into a short term element of $78 million, and a long term element of $104.5 million. STM also acted as guarantor, in conjunction with Intel, of the bank loan obtained by Numonyx upon formation. The fair value of the benefit of this guarantee is recorded within Intangible Assets, Net.

Francisco Partners:

As described in Note 1, ‘The Company’, upon formation of Numonyx on March 30, 2008, FP contributed $150 million in cash in exchange for preference shares representing a 6.3% equity interest in the newly formed Company, and a long-term loan note valued at $19.1 million, which is classified within debt obligations to related parties on the consolidated balance sheet. As at December 31, 2009, accrued interest on the loan note totaled $3.3 million.

Hynix Numonyx Semiconductor Ltd.:

As described in Note 3, ‘Equity Investments’, STM contributed their interest in a venture with Hynix Semiconductor upon formation of Numonyx.

Transactions during the year ended December 31, 2009 and period ended December 31, 2008:

	2009	2008

Purchases of semi-finished product	$268,000	$77,470

Balances as at December 31,2009 and December 31,2008:

	2009	2008

Payments for additional equity interest	$100,000	$50,000
Accounts payable to Hynix Numonyx Semiconductor Ltd.	22,680	9,635
Other accrued liabilities to Hynix Numonyx Semiconductor Ltd	11,113	4,053

NUMONYX HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	SUBSEQUENT EVENTS

On February 9, 2010, the Company entered into a definitive agreement with Micron Technology Inc. under which Micron has agreed to purchase the entire share capital of Numonyx in exchange for a minimum of 140 million Micron common shares. An additional 10 million common shares may be payable to Numonyx shareholders to the extent the volume weighted average price of Micron shares for the 20 trading days, ending two days prior to the close of the transaction, ranges between $7.00 and $9.00 per share. As part of deal closing, the long term related party loan notes will also be cancelled via a capital contribution. The transaction is subject to regulatory review and other customer closing conditions and is currently anticipated to close within 4 to 6 months of the date this definitive agreement was signed.

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at		Charged to		Balance
Valuation and Qualifying Accounts Deducted	Beginning	Translation	Costs and	Additions/	at End of
From the Related Asset Accounts	of Period	Adjustment	Expenses	(Deductions)	Period
	(Currency—millions of U.S. dollars)

2009
Inventories	72		102	(124)	50
Accounts Receivable	25		2	(8)	19
Deferred Tax Assets	1,283	6	79	(31)	1,337
2008
Inventories	39		108	(75)	72
Accounts Receivable	21		1	3	25
Deferred Tax Assets	1,123	(6)	170	(4)	1,283
2007
Inventories	47		72	(80)	39
Accounts Receivable	31		1	(11)	21
Deferred Tax Assets	1,039	6	79	(1)	1,123

S-1