Form 20-F/A
period 2009-12-31
STMICROELECTRONICS NV
filed 2010-03-30
CIK 932787

As filed with the Securities and Exchange Commission on March 30, 2010
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A
(Amendment No. 1)

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
Yes ☐ No ☑

ITEM 19. EXHIBITS
SIGNATURES
EX-12.1
EX-12.2
EX-13.1
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE
                This Form 20-F/A is being filed by STMicroelectronics N.V. (the “Company”) as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on March 10, 2009 (“2009 20-F”). The purpose of this Form 20-F/A is to amend the 2009 20-F to provide Interactive Data File disclosure. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is the first Interactive Data File the Company is required to submit in order to comply with Rule 405 of Regulation S-T.
                Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update, or restate the information in any Item of the Company’s 2009 20-F.

ITEM 19. EXHIBITS

1.1
Amended and Related Articles of Associations of STMicroelectronics N.V., dated May 20, 2009, as adopted by the annual general meeting of Shareholders on May 20, 2009 (incorporated by reference to Form 20-F of STMicroelectronics N.V. filed on March 10, 2010).

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

8.1	Subsidiaries and Equity Investments of the Company (incorporated by reference to Form 20-F of STMicroelectronics N.V. filed on March 10, 2010).

12.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., and Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Form 20-F of STMicroelectronics N.V. filed on March 10, 2010).

15.2	Consent of Independent Registered Public Accounting Firm for Numonyx Holdings B.V. (incorporated by reference to Form 20-F of STMicroelectronics N.V. filed on March 10, 2010).

101	Interactive Data File

SIGNATURES
                The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Form 20-F for the year ended December 31, 2009 on its behalf.

STMICROELECTRONICS N.V.
Date: March 30, 2010	By:	/s/ Carlo Bozotti
Carlo Bozotti
President and Chief Executive Officer