Form 20-F
period 2010-12-31
STMICROELECTRONICS NV
filed 2011-03-07
CIK 932787

As filed with the Securities and Exchange Commission on March 7, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

881,686,303 common shares at December 31, 2010

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

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (free cash flow and net financial position), which are derived from amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, since 2005, we have been required by Dutch law to report our Statutory and Consolidated Financial Statements, previously reported using generally accepted accounting principles in the Netherlands, in accordance with International Financial Reporting Standards (“IFRS”), as adopted in the European Union. The IFRS financial statements are reported separately and can differ materially from the statements reported in U.S. GAAP.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	changes in demand in the key application markets and from key customers served by our products, which make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations in 2009, we have in 2010 experienced a strong increase in customer demand, which has led to capacity constraints in certain applications, and we may in the future, in case of excessive inventory at customers or distribution channels, experience order cancellations;

•	our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs during periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, in an intensely cyclical and competitive industry, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•	the operations of the ST-Ericsson Wireless joint venture, which represents a significant investment and risk for our business, and which may lead to significant impairment and additional restructuring charges, in the event ST-Ericsson is unable to successfully compete in a rapidly changing and increasingly competitive market;

•	our ability to compete in the semiconductor industry since a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic failures or recalls by our customers for a product containing one of our parts;

•	our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•	changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2010. Such data have been derived from our audited Consolidated Financial Statements. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 2010, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In millions except per share and ratio data)

Consolidated Statements of Income Data:
Net sales	$10,262	$8,465	$9,792	$9,966	$9,838
Other revenues	84	45	50	35	16

Net revenues	10,346	8,510	9,842	10,001	9,854
Cost of sales	(6,331)	(5,884)	(6,282)	(6,465)	(6,331)

Gross profit	4,015	2,626	3,560	3,536	3,523
Operating expenses:
Selling, general and administrative	(1,175)	(1,159)	(1,187)	(1,099)	(1,067)
Research and development(1)	(2,350)	(2,365)	(2,152)	(1,802)	(1,667)
Other income and expenses, net(2)	90	166	62	48	(35)
Impairment, restructuring charges and other related closure costs	(104)	(291)	(481)	(1,228)	(77)

Total operating expenses	(3,539)	(3,649)	(3,758)	(4,081)	(2,846)

Operating income (loss)	476	(1,023)	(198)	(545)	677
Other-than-temporary impairment charge and realized losses on financial assets	—	(140)	(138)	(46)	—
Interest income (expense), net	(3)	9	51	83	93
Earnings (loss) on equity investments and gain on investment divestiture	242	(337)	(553)	14	(6)
Gain (loss) on financial instruments, net	(24)	(5)	15	—	—
Income (loss) before income taxes and noncontrolling interest	691	(1,496)	(823)	(494)	764
Income tax benefit (expense)	(149)	95	43	23	20

Income (loss) before noncontrolling interest	542	(1,401)	(780)	(471)	784
Net loss (income) attributable to noncontrolling interest	288	270	(6)	(6)	(2)

Net income (loss) attributable to parent company	$830	$(1,131)	$(786)	$(477)	$782

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In millions except per share and ratio data)

Earnings (loss) per share (basic) attributable to parent company shareholders	$0.94	$(1.29)	$(0.88)	$(0.53)	$0.87
Earnings (loss) per share (diluted) attributable to parent company shareholders	$0.92	$(1.29)	$(0.88)	$(0.53)	$0.83
Number of shares used in calculating earnings per share (basic)	880.4	876.9	892.0	898.7	896.1
Number of shares used in calculating earnings per share (diluted)	911.1	876.9	892.0	898.7	958.5
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents	$1,892	$1,588	$1,009	$1,855	$1,659
Short-term deposits	67	—	—	—	250
Marketable securities	1,052	1,032	651	1,014	764
Restricted cash	7	250	250	250	218
Non-current marketable securities	72	42	242	369	—
Total assets	13,349	13,655	13,913	14,272	14,198
Short-term borrowings and current portion of long-term debt	720	176	143	103	136
Long-term debt (excluding current portion)(3)	1,050	2,316	2,554	2,117	1,994
Total parent company shareholders’ equity(4)	7,587	7,147	8,156	9,573	9,747
Common stock and capital surplus	3,671	3,637	3,480	3,253	3,177
Other Data:
Dividends per share(5)	$0.28	$0.12	$0.36	$0.30	$0.12
Capital expenditures(6)	1,034	451	983	1,140	1,533
Net cash from operating activities	1,794	816	1,722	2,188	2,491
Depreciation and amortization	1,240	1,367	1,366	1,413	1,766
Debt-to-equity ratio(7)	0.23	0.35	0.33	0.23	0.22
Net financial position: resources (debt)(7)	$1,152	$420	$(545)	$1,268	$761
Net financial position to total parent company shareholders’ equity ratio(7)	0.15	0.06	(0.07)	0.13	0.08

(1)	Our reported research and development expenses (R&D) are mainly in the areas of product design and technology development. They do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales. In 2010, 2009 and 2008, our R&D expenses were net of certain tax credits.

(2)	“Other income and expenses, net” includes, among other things: funds received through government agencies for research and development programs; costs incurred for new start-up and phase-out activities not involving saleable production; foreign currency gains and losses; gains on sales of tangible assets and non-current assets; and the costs of certain activities relating to IP.

(3)	In order to optimize our financial performance, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million) and 2010 (385,830 bonds for a total cash consideration of $410 million), as well as a portion of our 2013 Senior Bonds (in 2010, for an amount of $98 million).

(4)	In 2008, we repurchased 29,520,220 of our shares, for a total cost of $313 million. We reflected this purchase at cost as a reduction of shareholders’ equity. The repurchased shares have been designated for allocation under our share-based compensation programs as nonvested shares, including the plans as approved by the 2005, 2006, 2007, 2008, 2009 and 2010 annual general shareholders’ meetings, and those which may be attributed in the future. As of December 31, 2010, 14,186,218 shares had been transferred to employees upon the vesting of such stock awards. As of December 31, 2010, we owned 28,734,002 treasury shares.

(5)	Dividend per share represents the yearly dividend as approved by our annual general meeting of shareholders, which relates to the prior year’s accounts.

(6)	Capital expenditures are net of certain funds received through government agencies, the effect of which is to reduce our cash used in investing activities and to decrease depreciation.

(7)	Net financial position: resources (debt) represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities (excluding Micron shares held at the end of the period), short-term deposits and some of restricted cash, and our total financial debt include bank overdrafts, short-term borrowings, current portion of long-term debt and long-term debt, as represented in our consolidated balance sheet. Our net financial position to total parent company shareholders’ equity ratio is a non-U.S. GAAP financial measure. The most directly comparable U.S. GAAP financial measure is considered to be “Debt-to-Equity Ratio”. However, the Debt-to-Equity Ratio measures gross debt relative to equity, and does not reflect our current cash position. We believe that our net financial position to total shareholders’ equity ratio is useful to investors as a measure of our financial position and leverage. The ratio is computed on the basis of our net financial position divided by total parent company shareholders’ equity. For more information on our net financial position, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources — Net financial position”. Our computation of net debt (cash) to total shareholders’ equity ratio may not be consistent with that of other companies, which could make comparability difficult.

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

The recent financial market crisis spread into a global economic recession impacting business and consumer confidence, which resulted in a precipitous decline in the demand for semiconductor products. As a result, our business, financial conditions and results of operations were affected. To the extent that the current economic environment worsens, our business, financial condition and results of operations could be significantly and adversely affected.

In particular, economic downturns affecting the semiconductor industry may result in a variety of risks to our business, including:

•	significant declines in sales;

•	significant reductions in selling prices;

•	significant underutilization of manufacturing capacity;

•	the resulting significant impact on our gross margins, profitability and net cash flow;

•	increased volatility and/or declines in our share price;

•	increased volatility or adverse movements in foreign currency exchange rates;

•	delays in, or curtailment of, purchasing decisions by our customers or potential customers either as a result of overall economic uncertainty or as a result of their inability to access the liquidity necessary to engage in purchasing initiatives or new product development;

•	closure of wafer fabrication plants (“fabs”) and various restructuring plans;

•	decreased valuations of our equity investments;

•	increased credit risk associated with our customers or potential customers, particularly those that may operate in industries most affected by the economic downturn; and

•	impairment of goodwill or other assets.

We may not be able to match our production capacity to demand.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, making it hard to estimate requirements for production capacity. If markets do not perform as we have anticipated, we risk under-utilization of our facilities or having insufficient capacity to meet customer demand.

The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions, may exceed demand requirements, leading to overcapacity and price erosion. If the semiconductor market does not grow as we anticipated when making investments in production capacity, we risk overcapacity. In addition, if demand for our products is lower than expected, this may result in write-offs of inventories and losses on products, and could require us to undertake restructuring measures that may involve significant charges to our earnings. In the past, overcapacity and cost optimization have led us to close manufacturing facilities that used more mature process technologies and, as a result, to incur significant impairment and restructuring charges and related closure costs. Furthermore, in the recent period, we have also experienced an increasing demand in certain market segments and product technologies, which has led to a shortage of capacity and an increase in the lead times of our delivery to customers. See “Item 5. Operating and Financial Review and Prospects — Impairment, restructuring charges and other related closure costs”.

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements or if we are unable to obtain the necessary IP.

We compete in different product lines to various degrees on the following characteristics:

•	price;

•	technical performance;

•	product features;

•	product system compatibility;

•	product design and technology;

•	timely introduction of new products;

•	product availability;

•	process technology;

•	manufacturing yields; and

•	sales and technical support.

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

We regularly devote substantial resources to winning competitive bid selection processes, known as “product design wins”, to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and can require us to incur significant design and development expenditures, with no guarantee of winning or generating revenue. Delays in developing new products with anticipated technological advances or in commencing volume shipments of new products as well as failure to win new design projects for customers may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements from other competitors that may have greater efficiency, focus or financial resources. Because we typically focus on only a few customers in a product area, the loss of a design win can sometimes result in our failure to offer a generation of a product. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology or industry leader.

Even after obtaining a product design win from one of our customers, we may still experience delays in generating revenue from our products as a result of our customers’ or our lengthy development and design cycle. In addition, a major change, delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue at the time of such change, delay or cancellation. Finally, if our customers fail to successfully market and sell their own products, it could materially adversely affect our business, financial condition and results of operations as the demand for our products falls.

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

In 2009, following the creation in August 2008 of ST-NXP Wireless, a joint venture combining our wireless business with that of NXP Semiconductor, we merged ST-NXP with Ericsson Mobile Platforms (“EMP”), thereby forming ST-Ericsson. As a result, the wireless activities of ST-Ericsson represent about 20% of our business. The integration process is long and complex, compounded by a rapidly changing market moving from chipsets to platforms, combining advanced solutions with both hardware and software features, and has triggered a significant amount of costs. See Note 8 to our Consolidated Financial Statements. There is no assurance that we will be successful or that the joint venture will produce the planned operational and strategic benefits or that the new products developed by ST-Ericsson will meet or satisfy customer demand.

We also may consider from time to time entering into joint ventures whose businesses may not be specific to the semiconductor industry. We established in Catania, Italy, a joint venture named “3Sun” with Enel Green Power (“Enel”) and Sharp to manufacture photovoltaic panels, which will be sold to Enel and Sharp.

We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required; further, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions, dispositions or joint ventures, will be successful and may not result in further impairment and associated charges.

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

Other risks associated with acquisitions and the activities of our joint ventures include:

•	a substantial part of our business is run through a joint venture whose management acts independently pursuant to joint venture rule of governance;

•	our ability to plan and anticipate business and financial results relies, for that portion of our business, on the Joint Venture’s management ability to plan and anticipate business and financial results and their timely and accurate reporting to us;

•	diversion of management’s attention;

•	insufficient IP rights or potential inaccuracies in the ownership of key IP;

•	assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;

•	potential inaccuracies in the financials of the business acquired;

•	that the businesses acquired will not maintain the quality of products and services that we have historically provided;

•	whether we are able to attract and retain qualified management for the acquired business;

•	whether we are able to retain customers of the acquired entity; and

•	social issues or costs linked to restructuring plans.

Other risks associated with our divestiture activities include:

•	diversion of management’s attention;

•	loss of activities and technologies that may have complemented our remaining businesses or operations;

•	loss of important services provided by key employees that are assigned to divested activities; and

•	social issues or restructuring costs linked to divestitures and closures.

These and other factors may cause a materially adverse effect on our results of operations and financial condition.

In difficult market conditions, our high fixed costs adversely impact our results.

In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Reduced average selling prices and demand for our products adversely affect our results of operations. Since the semiconductor industry is characterized by high fixed costs, we are not always able to cut our total costs in line with revenue declines. Furthermore, in periods of lower customer demand for our products, our fabs do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales as unused capacity charges. Additionally, a significant number of our manufacturing facilities are located in France and Italy and their cost of operation have been significantly affected by the rise over the last few years of the Euro against the U.S. dollar, our reporting currency. See “Item 5. Operating and Financial Review and Prospects”. While markets improved in 2010, the difficult conditions experienced in 2008 and 2009 had a significant effect on the capacity utilization and related manufacturing efficiencies of our fabs and, consequently, our gross margins. We cannot guarantee that such market conditions, and increased competition in our core product markets, will not lead to further price erosion, lower revenue growth rates and lower margins.

The competitive environment of the semiconductor industry has led to industry consolidation and we may face even more intense competition from newly merged competitors or we may seek to acquire a competitor in order to improve our market share.

The intensely competitive environment of the semiconductor industry and the high costs associated with developing marketable products and manufacturing technologies as well as investing in production capabilities may lead to further consolidation in the industry. Such consolidation can allow a company to further benefit from economies of scale, provide improved or more diverse product portfolios and increase the size of its serviceable market. Some of our competitors are trying to take advantage of such a consolidation process and may have greater financial resources to do so.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major part of our revenues, while, more importantly, we incur a significant portion of our costs in currencies other than the U.S. dollar. Certain significant costs incurred by us, such as manufacturing labor costs, selling, general and administrative expenses, and R&D expenses, and — in certain jurisdictions — depreciation charges are incurred in the currencies of the jurisdictions in which our operations are located, which mainly includes the Euro zone. Our effective average exchange rate, which reflects actual exchange rate levels combined with the impact of cash flow hedging programs, was $1.36 to €1.00 in 2010, compared to $1.37 to €1.00 in 2009.

A decline of the U.S. dollar compared to the other major currencies that affect our operations, negatively impacts our expenses, margins and profitability.

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including labor costs and depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the cost of goods sold, most of the R&D expenses and certain selling, general and administrative expenses located in the Euro zone and in Sweden. No assurance can be given that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts in the event of a weakening of the

U.S. dollar. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Because we have our own manufacturing facilities, our capital needs are high compared to those competitors who do not produce their own products.

As a result of our choice to maintain control of a certain portion of our advanced and proprietary manufacturing technologies to better serve our customer base and to develop our strategic alliances, significant amounts of capital to maintain or upgrade our facilities could be required in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market and capacity utilization. While in the last three years our aggregate capital expenditures decreased, as expressed in terms of percentage to sales, we are planning in 2011 capital expenditures of approximately $1.1 billion to $1.5 billion to upgrade and expand the capacity of our manufacturing facilities, in order to respond to the increasing demand from customers and new products in certain segments, particularly for micro-electro-mechanical systems (“MEMS”), Automotive and Smartphone and Tablet platforms. There is no assurance that future market demand and products required by our customers will meet our expectations. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business, and results of operations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

We may also need additional funding in the coming years to finance our investments, to pursue other business combinations or to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness.

In an increasingly complex and competitive environment, we may need to invest in other companies and/or in technology developed either by us or by third parties to maintain or improve our position in the market. We may also consider acquisitions to complement or expand our existing business. In addition, a portion of the outstanding cash is devoted to redeem maturing indebtedness. Although there are no current plans to issue new debt or equity, the foregoing may also require us to issue additional debt, equity, or both; the timing and the size of any new share or bond offering would depend upon market conditions as well as a variety of factors, and any such transaction or any announcement concerning such a transaction could materially impact the market price of our common shares. If we are unable to access such capital on acceptable terms, this may adversely affect our business and results of operations.

Our R&D efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances, or failure to find new partners and/or to develop new process technologies and products.

We are dependent on alliances to develop or access new technologies, particularly in light of the increasing levels of investment required for R&D activities, and there can be no assurance that these alliances will be successful. We are a member of the International Semiconductor Development Alliance (“ISDA”), a technology alliance led by IBM with GlobalFoundries, Freescale, Infineon, Renesas, Samsung and Toshiba to develop complementary metal-on silicon oxide semiconductor (“CMOS”) process technology used in semiconductor development and manufacturing for 32/28-nm and 22/20-nm nodes. This alliance also includes collaboration on IP development and platforms to speed the design of System-on-Chip (“SoC”) devices in CMOS process technologies. In 2009, we also entered into an agreement with IBM to develop value-added derivative SoC technologies in Crolles, France.

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

In particular, the Nano 2012 agreement will terminate in 2012 and there can be no assurance that a continuation of the program will be funded by the French administration or that a new program will be signed and at which terms it will be granted.

Following its creation in 2009, ST-Ericsson has also chosen to invest significantly in the development of new advanced technology platforms to address the rapidly evolving needs of hardware and software solutions for current and future generations of wireless products. The development of new products is highly complex and we have in the past, and may in the future, experience delays in the development, production and introduction of our new products, which may in turn lead to the discontinuation of an existing or planned product. As a result, our relationship with our customers could be impaired which could trigger additional restructuring plans.

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

A number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	performance of our key customers in the markets they serve;

•	order cancellations or reschedulings by customers;

•	excess inventory held by customers leading to reduced bookings or product returns by key customers;

•	manufacturing capacity and utilization rates;

•	restructuring and impairment charges;

•	losses on equity investments;

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

•	IP developments;

•	receipt of governmental funding;

•	changes in distribution and sales arrangements;

•	failure to win new design projects;

•	manufacturing performance and yields;

•	product liability or warranty claims;

•	litigation;

•	acquisitions or divestitures;

•	problems in obtaining adequate raw materials or production equipment on a timely basis;

•	property loss or damage or interruptions to our business, including as a result of fire, natural disasters or other disturbances at our facilities or those of our customers and suppliers that may exceed the amounts recoverable under our insurance policies;

•	changes in the market value or yield of the financial instruments in which we invest our liquidity; and

•	a substantial part of our business is run through joint ventures whose management acts independently pursuant to the joint ventures’ rule of governance.

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

We derive and expect to continue to derive significant sales from the telecommunications, consumer, computer and communication infrastructure, automotive and industrial markets. Growth of demand in these market segments have fluctuated significantly in the past, and may in the future, based on numerous factors, including:

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

Our business is also dependent upon continuing to supply existing large customers, their business success and the fit of our product offering with their products road-map. Our customers’ products strategy may change from time to time and we have no certainty that our business, financial position and results of operations will not be affected.

Disruptions in our relationships with any one of our key customers, and/or material changes in their strategy or financial condition, could adversely affect our results of operations.

A substantial portion of our sales is derived from several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2010, our largest customer, the Nokia group of companies, accounted for 13.9% of our 2010 net revenues, compared to 16.1% in 2009 and 17.5% in 2008. We cannot guarantee that our largest customers will continue to book the same level of sales with us and our joint ventures that they have in the past, or will not solicit alternative suppliers or will continue to succeed in the markets they serve. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. In recent years, certain customers of the semiconductor industry have experienced consolidation. Such consolidations may impact our business in the sense that our relationships with the new entities could be either reinforced or jeopardized pursuant thereto. Our customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose important design wins for our products with our key customers, or if any key customer or distributor were to reduce or change its bookings, seek alternate suppliers, increase its product returns or become unable or fail to meet its payment obligations, our business financial condition and results of operations could be materially adversely affected. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may reduce our ability to forecast the purchase date for our products and evolving customer demand, thereby affecting our revenues and working capital requirements. For example, pursuant to industry developments, some of our products are required to be delivered on consignment to customer sites with recognition of revenue delayed until such moment, which must occur within a defined period of time, when the customer chooses to take delivery of our products from our consignment stock.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties, which has increased significantly since 2008 due to M&A transactions. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, our future cash flows may not support the value of goodwill and other intangibles registered in our consolidated balance sheet. We are required to perform an impairment test of our goodwill on an annual basis. In addition, we are also required to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book an impairment charge in our statement of income if the carrying value in our consolidated balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse impact on our results of operations.

We performed our annual impairment test in the third quarter of 2010 and incurred no charge as the value generated by all of our product segments exceeded the carrying value of their assets. In addition, we performed an impairment test of our Wireless assets on a quarterly basis, as a result of the ongoing losses suffered in that segment and concluded that no charges are required based on the current plan of our joint-venture ST-Ericsson. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current market conditions, which may continue to negatively impact our market value, we will continue to monitor the carrying value of our assets. If market and economic conditions further deteriorate, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, such as ST-Ericsson, especially if ST-Ericsson, is unable to successfully compete.

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

We currently use outside contractors, both for front and back-end activities, and it is likely that we will increasingly rely on foundries for a growing portion of our needs. The foundries we contract with are primarily manufacturers of high-speed complementary metal-on silicon oxide semiconductor (“HCMOS”) wafers and nonvolatile memory technology, while our back-end subcontractors engage in the assembly and testing of a wide variety of packaged devices. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for these services also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin.

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously being modified or maintained in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity and production changes have increased and sub-micron technology has become more advanced using ever finer geometries, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. Although in the past few years we have significantly enhanced our manufacturing capability in terms of efficiency, precision and capacity, we have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. We cannot guarantee that we will not experience bottlenecks, production or transition difficulties in the future. In addition, during past periods of high demand for our products, our manufacturing facilities have operated at high capacity, which has led to production constraints. Furthermore, if production at a manufacturing facility is interrupted, we may not be able to shift production to other facilities on a timely basis, or customers may purchase products from other suppliers. In either case, the loss of revenue and damage to the relationship with our customer could be significant. Furthermore, we periodically transfer production equipment between production facilities and must ramp up and test such equipment once installed in the new facility before it can reach its optimal production level.

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

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights. Some of those claims are made by so called non practicing entities against which we are unable to assert our own broad patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. We are currently involved in several lawsuits, including litigation before the U.S. International Trade Commission (“ITC”). See “Item 8. Financial Information — Legal Proceedings”. IP litigation and specifically litigation in the ITC may also involve our customers who in turn may seek indemnification from us should we not prevail. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

The outcome of IP litigation, given the complex technical issues it involves, is inherently uncertain and may divert the efforts and attention of our management and other specialized technical personnel. Furthermore, litigation can result in significant costs and, if not resolved in our favor, could materially and adversely affect our business, financial condition and results of operation.

We may be faced with product liability or warranty claims.

Despite our corporate quality programs and commitment, our products may not in each case comply with specifications or customer requirements. Although our general practice, in line with industry standards, is to contractually limit our liability to the repair, replacement or refund of defective products, warranty or product liability claims could result in significant expenses relating to compensation payments or other indemnification to maintain good customer relationships if a customer threatens to terminate or suspend our relationship pursuant to a defective product supplied by us. No assurance can be made that we will be successful in maintaining our relationships with customers with whom we incur quality problems, which could have a material adverse affect on our business. Furthermore, we could incur significant costs and liabilities if litigation occurs, to defend against such claims and if damages are awarded against us. In addition, it is possible for one of our customers to recall a product containing one of our parts. Costs or payments we may make in connection with warranty claims or product recalls may adversely affect our results of operations. There is no guarantee that our insurance policies will be available or adequate to protect us against such claims.

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

A number of environmental requirements in the European Union, including some that have only recently come into force, affect our business. See “Item 4. Information on the Company — Environmental Matters”. These requirements are partly under revision by the European Union and their potential impacts cannot currently be determined in detail. Such regulations, however, could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. As with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our consolidated balance sheet. To date, we have not identified any such specific liabilities and have therefore not booked reserves for any specific environmental risks.

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

We are subject to the possibility of loss contingencies arising out of tax claims, assessment of uncertain tax positions and provisions for specifically identified income tax exposures. There are currently tax audits ongoing in certain of our jurisdictions. There can be no assurance that we will be successful in resolving potential tax claims that arose or can arise from these audits. We have booked provisions on the basis of the best current understanding; however, we could be required to book additional provisions in future periods for amounts that cannot be assessed at this stage. Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our financial position.

We are required to prepare financial statements under IFRS in addition to Consolidated Financial Statements under U.S. GAAP, and such dual reporting may impair the clarity of our financial reporting.

We use U.S. GAAP as our primary set of reporting standards. Applying U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our investors with a clear understanding of our financial performance. As we are incorporated in the Netherlands and our shares are listed on Euronext Paris and on the Borsa Italiana, we are subject to EU regulations requiring us to also report our results of operations and financial statements using IFRS.

As a result of the obligation to report our financial statements under IFRS, we prepare our results of operations using both U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting can materially increase the complexity of our investor communications. Our financial condition and results of operations reported in accordance with IFRS will differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could give rise to confusion in the marketplace. We are continuing to consider whether to shift our primary accounting standards to IFRS at some point in the future.

If our internal control over financial reporting fails to meet the requirements of Section 404 of the Sarbanes-Oxley Act, it may have a materially adverse effect on our stock price.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, we must also include an attestation by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment and received the auditors’ attestation as of December 31, 2010. However, in the future, if we fail to complete a favorable assessment from our management or to obtain an “unqualified” auditors’ attestation, we may be subject to regulatory sanctions or may suffer a loss of investor confidence in the reliability of our financial statements, which could lead to an adverse effect on our stock price.

The lack of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations.

Like many other manufacturers operating in Europe, we benefit from governmental funding for R&D expenses and industrialization costs (which include some of the costs incurred to bring prototype products to the production stage), as well as from incentive programs for the economic development of underdeveloped regions. Public funding may also be characterized by grants and/or low-interest financing for capital investment and/or tax credit investments. We have entered into public funding agreements in France and Italy, which set forth the parameters for state support to us under selected programs. These funding agreements require compliance with EU regulations and approval by EU authorities. We have also entered into the Crolles Nano 2012 funding program. See “Item 4. Information on the Company — Public Funding”.

Furthermore, we receive a material amount of R&D tax credits in France, which is directly linked to the amount spent for our R&D activities. In 2010, we booked $146 million, which reflected amounts relating to yearly activities.

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

The application for and implementation of such grants often involves compliance with extensive regulatory requirements including, in the case of subsidies to be granted within the EU, notification to the European Commission by the member state making the contemplated grant prior to disbursement and receipt of required EU approval. In addition, compliance with project-related ceilings on aggregate subsidies defined under EU law often involves highly complex economic evaluations. Furthermore, public funding arrangements are generally subject to annual and project-by-project reviews and approvals. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies, which could have a material adverse effect on our results of operations. If we do not receive anticipated funding, this may lead us to curtail or discontinue existing projects, which may lead to further impairments. In addition, if we do not complete projects for which public funding has been approved, or meet certain objectives set forth in funding programs such as in the case of the Crolles Nano 2012 frame agreement signed by us with the French government in 2009, which includes certain conditions of employment and manufacturing capacity to be met by 2012, we may be required to repay any advances received for completed milestones, which may lead to a material adverse effect on our results of operations.

The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.

We have been informed that as of December 31, 2010, STMicroelectronics Holding II B.V. (“ST Holding II”), a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities.

We have also been informed that the shareholders’ agreement among ST Holding’s shareholders (the “STH Shareholders’ Agreement”), to which we are not a party, governs relations between our current indirect shareholders Areva Group (“Areva”), Commissariat à l’Energie Atomique et aux Energies Alternatives (“CEA”) and the Italian Ministero dell’Economia e delle Finanze (the “Ministry of the Economy and Finance”), which is in the process of signing a deed of adherence to the STH Shareholders’ Agreement. Each of these shareholders is ultimately controlled by the French or Italian government. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by shareholders of ST Holding before ST Holding can make any decision with respect to certain actions to be taken by us. Furthermore, as permitted by our Articles of Association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may affect the ability of our Managing Board to respond as may be necessary in the rapidly changing environment of the semiconductor industry. Our ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level and our ability to buy back shares may be limited by our existing shareholders due to a Dutch law that may require shareholders that own 30% or more of our voting rights to launch a tender offer for our outstanding shares. Dutch law, however, requires members of our Supervisory Board to act independently in supervising our management and to comply with applicable corporate governance standards.

Our shareholder structure and our preference shares may deter a change of control.

We have an option agreement (the “Option Agreement”) with an independent foundation, Stichting Continuiteit ST (the “Stichting”), whereby we could issue a maximum of 540,000,000 preference shares in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements — Preference Shares”.

No preference shares have been issued to date. The effect of the issuance of preference shares pursuant to the Option Agreement may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, our shareholders have authorized us to issue additional capital within the limits of our authorized share capital, subject to the requirements of our Articles of Association, without the need to seek a specific shareholder resolution for each capital increase. See “Item 10. Additional Information — Memorandum and Articles of Association — Share Capital — Issuance of Shares, Preemptive Preference Shares and Capital Reduction (Articles 4 and 5)”.

Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.

The STH Shareholders’ Agreement, to which we are not a party, between respectively FT1CI, our French Shareholder controlled by Areva and CEA, and the Ministry of the Economy and Finance, our Italian shareholder, which is in the process of signing a deed of adherence to the STH Shareholders’ Agreement, permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at its sole discretion at any time from their current level, and to reduce the current level of their respective indirect interests in our common shares. The details of the STH Shareholders’ Agreement, as reported by ST Holding II, are further explained in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. Disposals of our shares by the parties to the STH Shareholders’ Agreement can be made by way of the issuance of financial instruments exchangeable for our shares, equity swaps, structured finance transactions or sales of our shares. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.

Further sales of our common shares or issue of bonds exchangeable into our common shares or any announcements concerning a potential sale by ST Holding, FT1CI, Areva, CEA or the Ministry of the Economy and Finance, could materially impact the market price of our common shares. The timing and size of any future share or exchangeable bond offering by ST Holding, FT1CI, Areva, CEA or the Ministry of the Economy and Finance would depend upon market conditions as well as a variety of factors.

Because we are subject to the corporate law of the Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company.

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

We have been advised by Dutch counsel that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a consequence, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, will not be enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Netherlands court the final judgment that has been rendered in the United States. If the Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in the Netherlands would, under current practice, give binding effect to the final judgment that has been rendered in the United States unless such judgment contradicts the Netherlands’ public policy.

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

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Our major customers include Apple, Bosch, Cisco, Continental, Delta, Gemalto, Hewlett-Packard,

LG Electronics, Motorola, Nokia, Pace, Panasonic, Philips, Research in Motion, Samsung, Seagate, Sharp, Siemens, Sony Ericsson and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen, Wintech and Yosun.

The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families are comprised of differentiated application-specific products (we define as being our dedicated analog, mixed-signal and digital application-specific standard products (“ASICs”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that are organized under our Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) and Wireless (“Wireless”) segments and our Industrial and Multisegment Sector (“IMS”), consisting mainly of power discrete devices, analog, microcontrollers and MEMS.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for SoC and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

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

Results of Operations

For our 2010 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

We aim to become the undisputed leader in multimedia convergence, power and sensor applications, dedicating significant resources to product innovation and increasingly becoming a solution provider in order to drive higher value and increase our market share in the markets we serve. As a worldwide semiconductor leader, we are well positioned to implement our strategy after having accomplished two major strategic transformations, namely a refocus of our product portfolio and our move towards being an asset lighter company. In addition, our strategy to enhance market share by developing innovative products and targeting new key customers is gaining momentum. Our strong capital structure enables us to operate as a long-term, viable supplier of semiconductor products and to possibly participate as a consolidator into the industry consolidation in high margin segments like advanced analog, MEMS, microcontrollers and automotive.

The semiconductor industry, after having experienced a strong recovery from the difficult market conditions of the second half of 2008 and the whole of 2009 continues to undergo several significant structural changes characterized by:

•	the changing long-term structural growth of the overall market for semiconductor products, which has moved from double-digit average growth rate to single-digit average growth rate over the last several years;

•	the strong development of new emerging applications in areas such as wireless communications, mobile Internet access and smart consumer devices, home digital consumer as well as for energy saving and healthcare & wellness;

•	the importance of the Asia Pacific region, particularly China, Taiwan and other emerging countries, which represent the fastest growing regional markets;

•	the importance of convergence between wireless, consumer and computer applications, which drives customer demand to seek new system-level, turnkey solutions from semiconductor suppliers;

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”);

•	the expansion of available manufacturing capacity through third-party providers;

•	the evolution of advanced process development R&D partnerships; and

•	the recent consolidation process, which may lead to further strategic repositioning and reorganization amongst industry players.

Our strategy within this challenging environment is designed to focus on the following complementary key elements:

Broad, balanced market exposure.  We offer a diversified product portfolio and develop products for a wide range of market applications using a variety of technologies, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital, advanced analog, MEMS and mixed-signal applications. We target five key markets comprised of: (i) industrial and multisegment products, including high performance analog solutions, MEMS, microcontrollers, digital audio, power supply, motor-control, metering, banking and Smartcard; (ii) digital consumer, including set-top boxes and digital TVs; (iii) automotive, including engine, body, safety and infotainment; (iv) ASICs for communication infrastructure and computer peripherals, such as printers; (v) wireless communications and portable multi-media; mostly through a 50-50% Joint Venture.

Product innovation.  We aim to be leaders in multi-media convergence and power applications. In order to serve these segments, our plan is to maintain and further establish existing leadership positions for (i) platforms and chipset solutions for multimedia applications; and (ii) power applications, which are driving system solutions for customer specific applications. We have the knowledge, partners and financial resources to develop new, leading edge products, such as cellular modems and application processor solutions for wireless, MEMS, digital consumer products focused on set-top boxes and digital TVs and system-oriented products for the multisegment sector. We are also targeting new end markets, such as medical and energy saving applications.

Customer-based initiatives.  We have a strategy based on four tenets, which we believe will help us gain market share. First, we work with our key customers to identify evolving needs and new applications in order to develop innovative products and product features. We have formal alliances with certain strategic customers that allow us and our customers to exchange information and which give our customers access to our process technologies and manufacturing infrastructure. Secondly, we are targeting new major key accounts, where we can leverage our position as a supplier of application-specific products with a broad range product portfolio to better address the requirements of large users of semiconductor products with whom our market share has been historically quite low. Thirdly, we have targeted the mass market, or those customers outside of our traditional top 50 customers, who require system-level solutions for multiple market segments. Finally, we have focused on two regions as key ingredients in our future sales growth. The first is Greater China-South Asia and the second is Japan-Korea. We have launched important marketing initiatives in both regions.

Global integrated manufacturing infrastructure.  We have a diversified, leading-edge manufacturing infrastructure, comprising front-end and back-end facilities, capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS, BCD and MEMS technologies as well as our discrete technologies. Assembling, testing and packaging of our semiconductor products takes place in our large and modern back-end facilities, which generally are located in low-cost areas. In order to ensure adequate flexibility, we continue to utilize outside contractors for certain foundry and back-end services.

Reduced asset intensity.  While confirming our mission to remain an integrated device manufacturing company, and in conjunction with our decision to pursue the strategic repositioning of our product portfolio, we have decided to reduce our capital intensity in order to optimize opportunities between internal and external front-end production, reduce our dependence on market cycles that impact the loading of our fabs, and decrease the impact of depreciation on our financial performance. We have been able to reduce the capex-to-sales ratio from a historic average of 26% of sales during the period of 1995 through 2004, to approximately 8.6% of sales in the last three years aggregated.

Process research and development (“R&D”) leadership.  The semiconductor industry is increasingly characterized by higher costs and technological risks involved in the R&D of leading edge CMOS process development. These higher costs and technological risks have driven us to enter into cooperative partnerships, in particular for the development of basic CMOS technology. We are a member of ISDA, a technology alliance led by IBM with GlobalFoundries, Freescale, Infineon, Renesas, Samsung and Toshiba to develop the CMOS process technology for 32/28-nm and 22/20-nm nodes. Furthermore, in order to maintain our differentiation capabilities through process technology leadership, we are continuing our development of proprietary derivatives of CMOS process technologies and of Smart Power, analog, discretes, MEMS and mixed signal processes, for which R&D costs are significantly lower than for CMOS.

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

Product quality excellence.  We aim to develop the quality excellence of our products and in the various applications we serve and our quality strategy is built around a three-pronged approach: (i) the improvement of our full product cycle involving robust design and manufacturing, improved detection of potential defects, and better anticipation of failures through improved risk assessment, particularly in the areas of product and process changes; (ii) improved responsiveness to customer demands; and (iii) ever increasing focus on quality and discipline in execution.

Sustainable Excellence and Compliance.  We are committed to sustainable excellence and compliance. We conduct our business based on our “Principles for Sustainable Excellence” (“PSE”) and are focused on following the highest ethical standards, empowering our people and striving for quality and customer satisfaction, while creating value for all of our partners.

Creating Shareholder Value.  We remain focused on creating value for our shareholders, which we measure in terms of return on net assets attributable to our shareholders (i.e., including 50% of ST-Ericsson’s results) in excess of our weighted average cost of capital.

Products and Technology

We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discretes, microcontrollers, Smartcard products, standard commodity components, MEMS and advanced analog products, ASICs (full custom devices and semi-custom devices) and ASSPs for analog, digital, and mixed-signal applications.

In 2010, we ran our business along product lines and managed our revenues and internal operating income performance based on the following product segments:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”);

•	Industrial and Multisegment Sector (“IMS”); and

•	Wireless.

We also design, develop, manufacture and market subsystems and modules for a wide variety of products in the telecommunications, automotive and industrial markets in our Subsystems division. Based on its immateriality, we do not report information separately for Subsystems. For a description of the main categories of products sold and/or services performed for each of the last three fiscal years, see Note 29 to our Consolidated Financial Statements.

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

ACCI is comprised of three major product lines — Automotive Products Group (“APG”); Computer and Communication Infrastructure (“CCI”); and Home Entertainment & Displays (“HED”). Furthermore, we also operate an imaging business with a product line called Imaging (“IMG”).

Automotive Products Group

Our automotive products include digital and mixed signal devices that enable features like airbag controls, anti-skid braking systems, vehicle stability control, ignition and injection circuits, multiplex wiring, RF and power management for body and chassis electronics, engine management, advanced safety, instrumentation, car radio and infotainment. We hold a leading position in the global IC market for automotive semiconductor products. In addition to our own products and technologies, we also work with Freescale Semiconductor on 90nm and 55nm embedded Flash Technology and other common products based on cost-effective 32-bit microcontrollers for use in many automotive applications.

(i) Automotive Electronics Division.  We design and manufacture products to enhance performance, safety and comfort while reducing the environmental impact of the automobile. For body and chassis electronics requirements, our products range from microcontrollers used in lighting, door and window/wiper applications to mixed signal control in junction boxes, power solutions, dashboards and climate control needs. For powertrain and safety, our products are used for engine emissions and fuel economy improvements, passive and active safety systems and powertrain electrification with microcontrollers, mixed signal power management and, in some cases, RF sensing.

(ii) Automotive Infotainment Division.  We produce products comprising full solutions for analog and digital car radio for tolling, navigation and telematics applications. The increasingly complex requirements of the car/driver interface continue to create market opportunities for re-use of the company’s media processing and multi-format global positioning (“GPS”) capabilities into car multimedia applications. We have the skills and competence to provide the total solution, which includes GPS navigation, media processing, audio amplification and signal processing. We also supply components to satellite radio applications, including base-band products to market leaders in this segment.

Computer and Communications Infrastructure

(i) BCD Power Division.  This organization serves the markets of hard disk drive (“HDD”) and Printers with products developed on our BCD technology. Main applications are motor controllers for HDD and motor drivers and head drivers for printers.

(ii) Networking and Storage Division.  This division provides solutions for the wireless and wireline infrastructure segments and digital SoC for the HDD market. Our wireline telecommunications products, mainly digital and mixed signal ASICs, are used for various application in the high-speed electronic and optical communications market. In the wireless field, we focus on the ASIC market due to our many years of experience in the fields of digital baseband, radio frequency and mixed-signal products. Our activity in digital SoC for the HDD market is focused on selected customer/product and is no longer part of our development for future business.

(iii) Computer System Division.  We are focusing mainly on inkjet and laser printer components and are an important supplier of digital engines including those in high-performance photo-quality applications and multifunction printers. We are also expanding our offerings to include a reconfigurable ASSP product family, known as SPEArtm (Structured Processor Enhanced Architecture), designed for flexibility and ease-of-use by customers on printers and other computing, industrial and networking applications.

(iv) Microfluidics Division.  This division builds on the years of our success in microfluidic product design, developed primarily for the inkjet print-head product line, and expands our offering into related fields, such as molecular and health diagnostics. In the field of medical diagnostic, we have developed specific Lab On Chip technology and products.

Home Entertainment and Displays Group

Our HED addresses product requirements for the digital consumer application market and has three divisions.

(i) Audio Division.  We design and manufacture a wide variety of components for use in audio applications. Our audio products include audio power amplifiers, audio processors and graphic-equalizer ICs.

(ii) Set Top Box Division.  This division focuses on products for digital terrestrial, satellite, cable and IPTV set-top box products. We continue to expand our product offerings and customer base by introducing innovative platform solutions offering advanced technologies and a wide range of consumer services.

We also offer customers and partners the capability to jointly develop highly integrated solutions for their digital consumer products. We utilize our expertise and knowledge of the digital consumer ecosystem, advanced technologies and hardware/software IP to provide best-in-class differentiated ASIC products for a select base of customers and markets.

(iii) TV & Monitor Division.  We address the digital television markets with a range of highly integrated ASSPs and application-specific microcontrollers. Following the acquisition of Genesis in 2008, we have worked to develop our integrated digital television product portfolio. The first generation DTV platform was introduced in 2010 to the market.

Imaging Division

We have been focusing on the wireless handset image-sensor market. We are in production of CMOS-based camera modules and processors for low-and-high density pixel resolutions, which also meet the autofocus, advanced fixed focus and miniaturization requirements of this market. We also sell standalone sensors. We plan to focus our presence in the imaging business by concentrating on selling CMOS sensors as opposed to modules, focusing our technology and products offering towards higher margin and pursuing new opportunities beyond wireless applications.

IMS

IMS is comprised of two Product Lines: Analog, Power and Micro-Electro-Mechanical Systems (“APM”) and Microcontroller, non-Flash, non-volatile Memory and Smart Cards (“MMS”).

We are positioning IMS in the High End Analog world that comprises MEMS, many kind of Sensors, Interfaces, low power RF Transceivers and Analog front-end. It comprises also High Voltage Smart Power Controllers for main Industrial and Power Conversion applications such as Metering and Lighting, exploiting our leadership in MEMS and our system expertise built around ARM based microcontrollers representing the core of many applications today.

APM

(i) Industrial and Power Conversion Division.  We design and manufacture products for industrial applications including lighting and power-line communication; power supply and power management ICs for computer, industrial, consumer, and telecom applications along with power over Ethernet powered devices. In the industrial market segment, our key products are power ICs for motor control, including monolithic DMOS solutions and high-voltage gate drivers, for a broad range of systems; intelligent power switches for factory automation and process control. We offer also a broad product portfolio of linear and switching voltage regulators, addressing various applications, from general purpose “point of load”, for most of the market segments (consumer, computer and data storage, mobile phones, industrial, medical, automotive, aerospace), to specific functions such as camera flash LED, LCD backlighting and organic LED power supply, for the mobile handset and other portable device markets; Low Noise Block supply and control for set top box; and multiple channels DC-DC for motherboards are also featured.

(ii) MEMS, Sensors and High Performance Analog Division.  We manufacture MEMS for a wide variety of applications where real-world input is required. Our prior product line of three-axis accelerometers was expanded in 2010 to include a complete family of very successful high-performance multi-axis gyroscopes. The combination of accelerometers and gyroscopes enables accurate motion tracking into a 3D space, which is the primary component of enhanced motion controlled user interfaces in gaming, mobile phones, Portable Navigation Devices and multimedia players. The same devices are also employed in laptops, automotive, HDDs and digital cameras. Other important developments include MEMS based Pressure Sensors and Active Microphones. The Division develops also innovative, differentiated and value-added analog products such as Audio Amplifiers ICs from portable to professional Audio Systems equipment, Touch Sensors, Op Amps and Application Specific ICs (i.e., glucose meters, ECG, flow sensors), supported by ultra low power technologies necessary for healthcare and consumer applications.

(iii) ASD and IPAD Division.  This division offers a full range of rectifiers, protection devices, thyristors and Integrated Passive and Active Devices (“IPAD”). These components are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor-control and power-control devices). More specifically, rectifiers (both Silicon and Silicon carbide) are used in voltage converters and regulators, while thyristors control current flows through a variety of electrical devices, including lamps and household appliances. New areas of development are Tunable capacitors, very important in mobile phones and thin film flexible rechargeable batteries.

(iv) Transistor Division.  We design, manufacture and sell Power MOSFET, IGBT and Bipolar Transistor ranging from 20 to 2200 volts for most of the “switching” and “linear” applications on the market today. Our products are particularly well suited for high voltage switch-mode power supplies, lighting, motor control and consumer applications. The Division also produces RF power transistors for specific markets such as factory automation, medical and avionics with a particular effort in developing new composite materials like SiC and GaN which look to be the new promising areas of growth for automotive and alternative energies, where high switching performance, low conduction losses and high operating temperature are required.

MMS

(i) Memory Division.  Memories (EEPROM, EPROM) are used for parameter storage in various electronic devices used in all market segments.

(ii) Microcontroller Division.  We offer a wide range of 8-bit and 32-bit microcontrollers suitable for a wide variety of applications from those where a minimum cost is a primary requirement to those that need powerful real-time performance and high-level language support. These products are manufactured in processes capable of embedding nonvolatile memories as appropriate.

(iii) Secure Microcontoller Division.  Secure Microcontrollers are 8-bit and 32-bit microcontrollers that securely store data and provide an array of security capabilities including advanced data encryption. Our expertise in security is a key to our leadership in the banking, pay-TV, mobile communication, identity, and transport fields. We also actively contribute to the emergence of new applications such as secure mobile transactions on near filed communication (“NFC”) mobile phones, trusted computing, brand protection, etc. In addition under the “Incard” brand, the division develops, manufactures and sells smartcards for banking, identification and telecom applications.

Wireless

The wireless segment resulted from the combination of our wireless business with NXP’s to create ST-NXP Wireless as of August 2, 2008. Subsequently, we combined that business with the EMP business to form a joint venture, ST-Ericsson, which began operations on February 1, 2009.

Wireless is responsible for the design, development and manufacture of semiconductors and platforms for mobile applications. In addition, this segment spearheads our ongoing efforts to maintain and develop innovative solutions for our mobile customers while consolidating our world leadership position in wireless. Wireless is comprised of four product lines: 2G, EDGE, TD-SCDMA & Connectivity; 3G Multimedia & Platforms; LTE & 3G Modem Solutions; in which since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results; and Other Wireless, in which we report other revenues, cost of sales and other items related to the wireless business but outside of the ST-Ericsson JVS.

ST-Ericsson offers integrated and discrete solutions for wireless applications and serves several major OEMs. In this market, ST-Ericsson is strategically positioned in platform solutions serving the smartphone and tablet markets combining modem and application processor, thin modems, stand alone application processors, energy management, audio coding and decoding functions (“CODEC”) and radio frequency ICs and connectivity.

Strategic Alliances with Customers and Industry Partnerships

We believe that strategic alliances with customers and industry partnerships are critical to success in the semiconductor industry. We have entered into several strategic customer alliances, including alliances with Bosch, Continental, Hewlett-Packard, Marelli, Nokia, Pioneer, Samsung, Seagate, Sharp, SonyEricsson and Western Digital. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared to mutual advantage for joint technology development. For example, we belong to the International Semiconductor Development Alliance to co-develop 32/28-nm and below process technologies. In addition, we have joint development programs with leading suppliers such as Air Liquide, ASM Lithography, Hewlett-Packard, PACKTEC, JSR, SOITEC, Statchip, Teradyne and with electronic design automation (“EDA”) tool producers, including Apache, Atrenta, Cadence, Mentor and Synopsys. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe or/and Electronics (“CATRENE”) and the European Nanoelectronics Initiative Advisory (“ENIAC”) programs.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our top 20 customers include Apple, Bosch, Cisco, Continental, Delta, Gemalto, Hewlett-Packard, LG Electronics, Motorola, Nokia, Pace, Panasonic, Philips, Research in Motion, Samsung, Seagate, Sharp, Siemens, Sony Ericsson and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers’ requirements for other products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen, Wintech and Yosun.

The following table sets forth the top 10 customers by market segment for our products1:

Automotive
Customers:	Bosch, Continental, Delphi, Denso, Harman, Hella, Lear, Marelli, Sirius Satellite Radio, Valeo
Communication
Customers:	Cisco, Ericsson Finisar, Huawei, LG Electronics, Nokia, Research in Motion, Samsung, Sharp, Sony Ericsson
Computer & Peripherals
Customers:	Agilent, Apple, Dell, Delta, Eastman Kodak, Hewlett-Packard, Hitachi, Microsoft, Seagate, Western Digital
Consumer
Customers:	ADB, Garmin, LG Electronics, Pace, Panasonic, Sagem Communications, Samsung, Cisco/SA, Technicolor, Videocon
Industrial/ Other Applications
Customers:	Autostrade, Delta, Emerson, Gemalto, Liteon, Nagra, Nintendo, Philips, Safran, Siemens

In 2010, our largest customer, the Nokia group of companies, represented approximately 13.9% of our net revenues, compared to approximately 16.1% in 2009 and 17.5% in 2008. No other single customer accounted for more than 10% of our net revenues. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Disruptions in our relationships with any one of our key customers, and/or material changes in their strategy or financial condition, could adversely affect our results of operations”.

Sales, Marketing and Distribution

In 2010, we operated regional sales organizations in EMEA (which includes all of Europe, the Middle East and Africa), the Americas, Greater China-South Asia and Japan-Korea. A description of our regional sales organizations’ activities and structure during 2010 is below.

(i) EMEA — The EMEA region is divided into four business units: automotive, convergence EMS, industrial and multimarket. Each business unit is dedicated to customers operating mainly in its market segment, actively promoting a broad range of products, including commodities and dedicated ICs, as well as proposing solutions through its sales force, field application engineers, supply-chain management, customer service and technical competence center for system solutions, with support functions provided locally or centrally (through central labs).

1 Net revenues by market segment application are classified according to the status of the final customer. For example, products ordered by a computer company, even including sales of other applications such as Telecom, are classified as Computer revenues.

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

(iii) Greater China-South Asia — In the Greater China-South Asia region, which encompasses China, Taiwan, Hong Kong, India, Singapore and other countries in the Asia Pacific region, with the exception of Japan and Korea. Our sales and marketing activities are organized into seven business units (automotive, computer peripherals, consumer, distribution, EMS, industrial and telecom) with seven central support functions (service and business management, field quality, human resources, strategic planning, finance, corporate communication and design center). Our design center in Singapore carries out full custom designs in several applications.

(iv) Japan-Korea — In Japan, the large majority of our sales have historically been made through distributors, as is typical for foreign suppliers to the Japanese market. However, we are now seeking to work more directly with our major customers to address their requirements. We provide marketing and technical support services to customers through sales offices in Tokyo and Osaka. In addition, we have established a quality laboratory and an application laboratory in Tokyo. The quality laboratory allows us to respond quickly to the local requirement, while the application laboratory allows Japanese customers to test our products in specific applications. In Korea, we have a strong local presence serving the local Korean companies in telecom, consumer, automotive and industrial applications.

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

At the request of certain of our customers, we also sell and deliver our products to EMS, which, on a contractual basis with our customers, incorporate our products into the application-specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition will occur, within a specific period of time, at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

For a breakdown of net revenues by product segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects”.

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

We devote significant effort to R&D because semiconductor manufacturers face immense pressure to be the first to make breakthroughs that can be leveraged into competitive advantages; new developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded with more functionalities than their predecessors and enable, through their timely appearance on the market, significant value creation opportunities. For a description of our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Research and Development Expenses”.

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

In the same spirit, we develop, in a concurrent engineering mode, a complete portfolio of Analog and RF IP. The new generation of products now mix Analog and Digital IP Blocks, and even complex RF solutions, high performance data converters and high-speed data transmission ports. Our R&D design centers located in France and India have been specialized in the development of these functions, offering a significant advantage for us in quickly and cost effectively introducing products in the consumer and wireless market.

Our advanced R&D centers are strategically located around the world, including in France, Italy, Belgium, Canada, China, India, Singapore, Sweden, the United Kingdom and the United States.

In 2008, we entered into an R&D alliance with the ISDA to develop leading edge core CMOS technologies at 32/28 nm and 22/20 nm nodes. We are also working with the CEA Leti to develop derivative technologies from our technology portfolio. In this context, five strategic objectives have been established.

•	Accelerate the development and the number of differentiated technologies for SoC so as to be able to supply amongst the world’s leading prototypes ICs, thereby develop a strategy of advanced differentiated products.

•	Develop libraries and perform transversal R&D on the methods and tools necessary to develop complex ICs using these technologies.

•	Provide Crolles 300mm operation with competitive leading edge technologies.

•	Perform advanced technology research linked to the conception of CMOS nano electric functionalities advanced devices on 300mm wafers.

•	Pervade local, national and European territories, taking advantage of nano-electronic diffusion technologies to further promote innovation in various application sectors.

In 2009, we entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano2012” Research and Development program. For more information, see “Item 4. Information on the Company — Public Funding”. In addition, our manufacturing facility in Crolles, France houses a R&D center that is operated in the legal form of a French Groupement d’intérêt économique named “Centre Commun de Microelectronique de Crolles”. Laboratoire d’Electronique de Technologie d’Instrumentation (“LETI”), a research laboratory of CEA (one of our indirect shareholders), is our partner.

There can be no assurance that we will be able to develop future technologies and commercially implement them on satisfactory terms, or that our alliances will allow the successful development of state-of-the-art core or derivative CMOS technologies on satisfactory terms. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our R&D efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances, or failure to find new partners and/or to develop new process technologies and products”.

The R2 activity in Agrate encompasses prototyping, pilot and volume production of the newly developed technologies with the objective of accelerating process industrialization and time-to-market for Smart Power affiliation (BCD), including on SOI, High Voltage CMOS and MEMS. It is the result of an ongoing cooperation under a consortium agreement with Micron Technologies. Please refer to “Item 5 — Other developments”. Our IP design center in Greater Noida, India supports all of our major design activities worldwide and hosts a major central R&D activity focused on software and core libraries development, with a strong emphasis on system solutions. The fundamental mission of our Advanced System Technology (“AST”) organization is to create system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including digital consumer, wireless communications, computer peripherals and Smartcards, as well as the broad range of emerging automotive applications such as car multi-media. AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.

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

Finally, we believe that platforms are the answer to the growing need for full system integration, as customers require from their silicon suppliers not just chips, but an optimized combination of hardware and software. Our world-class engineers and designers are currently developing platforms we selected to spearhead our future growth in some of the fastest developing markets of the microelectronics industry. The platforms include the application processors and integrated modem, set-top boxes/integrated digital TV, which include high definition and 3-D capability, and in the area of computer peripherals, the SPEArtm family of reconfigurable SoC ICs for printers and related applications.

Property, Plants and Equipment

We currently operate 15 main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies

Front-end facilities
Crolles1, France	Application-specific products, image sensors	Fab: 200-mm CMOS and BiCMOS, Analog/RF, imaging
Crolles2, France	Application-specific products and leading edge logic products	Fab: 300-mm research and development on deep sub-micron (45-nm and below) CMOS and differentiated SoC technology and manufacturing on advanced CMOS and imaging, technologies
Phoenix, Arizona (sold in 2010, production to be closed in Q1 2011)	Application-specific products and microcontrollers	Fab: 200-mm BCD, BiCMOS, microcontrollers, CMOS

Agrate, Italy	Nonvolatile memories, microcontrollers and application-specific products MEMS	Fab 1: 200-mm BCD, MEMS, Microfluidics Fab 2: 200-mm, embedded Flash, research and development on nonvolatile memories and BCD technologies and Flash (operating in consortium with Micron)

Rousset, France	Microcontrollers, nonvolatile memories and Smartcard ICs, application-specific products and image sensors	Fab 1: 200-mm CMOS, Smartcard, embedded Flash, Analog/RF
Catania, Italy	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150-mm Power metal-on silicon oxide semiconductor process technology (“MOS”), VIPpowertm, MO-3, MO-5 and Pilot Line RF Fab 2: 200-mm, Microcontrollers, BCD, power MOS

Tours, France	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125-mm, 150-mm and 200-mm pilot line discrete

Location	Products	Technologies

Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, nonvolatile memories, and application-specific products	Fab 1: 125-mm, (150-mm conversion ongoing) power MOS, bipolar, power Fab 2: 150-mm bipolar, power MOS and BCD, EEPROM, Smartcard, Micros, CMOS logic Fab 3: 150 mm Microfluidics, MEMS, power MOS, BiCMOS, CMOS, 200mm BCD
Back-end facilities
Muar, Malaysia	Application-specific and standard products, microcontrollers	A building (block P) inside the plant has been contributed to STE
Kirkop, Malta	Application-specific products, MEMS, Embedded Flash for Automotive
Toa Payoh, Singapore	Optical packages research and development, EWS and Testing Center
Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems
Shenzhen, China(1)	Nonvolatile memories, optical packages, discrete, application-specific and standard products
Longgang, China	Discrete and standard products
Calamba, Philippines(2)	Application Specific Products and standard products

(1)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.

(2)	Operated by ST but owned by ST-Ericsson.

At the end of 2010, our front-end facilities had a total capacity of approximately 125,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Among the 200-mm wafers production facilities, the fabs based in Europe (Crolles and Rousset, France; Agrate and Catania, Italy) had full installed capacity as of December 31, 2010. Among the 150-mm wafers production facilities, two (at Catania, Italy and Tours, France) had full design capacity installed as of December 31, 2010. As of the same date, the fab in Singapore had approximately two-thirds of the full design capacity installed.

Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 3,200 wafers per week at the end of 2010, and we plan to increase production to up to approximately 4,500 wafers per week as required by market conditions and within the framework of our R&D Nano 2012 program.

We own all of our manufacturing facilities, except Crolles2, France, which is the subject of leases for the building shell and some equipment that represents overall a small percentage of total assets.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2010 we purchased approximately 15% of our total silicon from external foundries. Our plan is to extend sourcing of silicon from external foundries up to above 20% of our total needs.

At December 31, 2010, we had approximately $630 million in outstanding commitments for purchases of equipment and other assets for delivery in 2011. In 2010, we increased our capital spending to approximately $1,040 million, from $451 million registered in 2009. In the 2009-2010 period the ratio of capital investment spending to revenues was approximately 7.9%. Such a level of capital spending in 2010 was designed to respond to the revamping market demand, while optimizing in parallel opportunities between internal and external front-end production. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook”.

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

The present environment is affected by demand growth and supply availability remains constrained throughout a portion of the semiconductor market. Recently, our existing capacity has been outstripped by the increase in business demand as a result of the upturn in the semiconductor industry. This situation is completely different from the one seen in the first six months of 2009, where we had experienced a severe under-loading that resulted in significant unused capacity charges and cost inefficiencies despite our ongoing measures to reduce the activity of our fabs. No assurance can be given that we will be able to increase manufacturing efficiencies in the future to the same extent as in the past, or that we will not experience production difficulties and/or unsaturation in the future.

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

Intellectual Property (IP)

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two- or three-dimensional layout of an integrated circuit. Including patents and pending patent applications owned by us and our affiliate ST-Ericsson, we currently own over 20,000 patents and pending patent applications which have been registered in multiple countries around the world and correspond to more than 10,000 patent families (each patent family containing all patents originating from the same invention). Together we also increased to 839 our filings of new patent applications around the world in 2010.

Our success depends in part on our ability to obtain patents, licenses and other IP rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our innovations in our circuit designs, manufacturing processes, packaging technology and system applications as well as on industry standards and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade-secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other IP rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our IP represents valuable assets and intends to protect our investment in technology by enforcing all of our IP rights. We are also endeavouring to optimize the value from our IP portfolio by creating a new business unit in 2010. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

From time to time, we are involved in IP litigation and infringement claims. See “Item 8. Financial Information — Legal Proceedings”. In the event a third-party IP claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

Finally, we have received from time to time, and may in the future receive communications from competitors or other third parties alleging infringement of certain patents and other IP rights of others, which have been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others”.

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

We entered 2010 with a backlog significantly higher compared to 2009 due to the strong improvement in the semiconductor industry registered in the second half of 2009. During 2010, our backlog grew as a result of a strong increase in order flow, reflecting a more favorable industry environment and new products. As a result of this improvement, we entered 2011 with a backlog significantly higher than we had entering 2010.

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

The primary international semiconductor companies that compete with us include Analog Devices, Atmel, Avago, Broadcom, Fairchild Semiconductor, Freescale Semiconductor, Infineon, Intel, International Rectifier, Linear Technology, LSI Logic, Marvell, Maxim, MediaTek, Microchip Technology, Mstar, National Semiconductor, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments, Trident, Toshiba, TSMC and Vishay.

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

Organizational Structure and History

We are a multinational group of companies that designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. We are organized in a matrix structure with geographic regions interacting with product divisions, both being supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company and the principal player of our business, ST NV also conducts its operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost. We have two joint ventures with Ericsson, which operate as independent JV companies and are currently governed by a fully balanced Board and an independent management team. Our Consolidated Financial Statements include “JVS and related affiliates”, responsible for the full commercial operation of the combined businesses, namely sales and marketing. Its parent company is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by us. The other JV is focused on fundamental R&D activities. Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity method.

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2010:

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Australia — Sydney	STMicroelectronics PTY Ltd	100
Belgium — Zaventem	ST-Ericsson Belgium N.V.	50
Belgium — Zaventem	Proton World International N.V.	100
Brazil — Sao Paolo	STMicroelectronics Ltda	100
Brazil — Sao Paulo	Incard do Brazil Ltda	50
Canada — Ottawa	STMicroelectronics (Canada), Inc.	100
China — Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China — Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China — Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China — Shanghai	Shanghai NF Trading Ltd	50
China — Shanghai	Shanghai NF Semiconductors Technology Ltd	50
China — Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China — Beijing	ST-Ericsson Semiconductor (Beijing) Co. Ltd	50
Czech Republic — Prague	STMicroelectronics Design and Application s.r.o.	100
Czech Republic — Prague	ST-Ericsson s.r.o.	50
Finland — Lohja	ST-Ericsson OY	50
France — Crolles	STMicroelectronics (Crolles 2) SAS	100
France — Montrouge	STMicroelectronics S.A.	100
France — Paris	ST-Ericsson (France) SAS	50
France — Rousset	STMicroelectronics (Rousset) SAS	100
France — Tours	STMicroelectronics (Tours) SAS	100
France — Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France — Grenoble	ST-Ericsson (Grenoble) SAS	50
Germany — Grasbrunn	STMicroelectronics GmbH	100
Germany — Grasbrunn	STMicroelectronics Design and Application GmbH	100
Germany — Grasbrunn	ST-NXP Wireless GmbH i.L.	50
Holland — Amsterdam	STMicroelectronics Finance B.V.	100
Holland — Amsterdam	ST-Ericsson Wireless N.V.	50
Holland — Eindhoven	ST-Ericsson B.V.	50
Holland — Eindhoven	ST-Ericsson Holding B.V.	50
Hong Kong — Hong Kong	STMicroelectronics LTD	100
India — Noida	STMicroelectronics Pvt Ltd	100
India — Noida	ST-Ericsson India Pvt Ltd	50
India — New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India — Bangalore	NF Wireless India Pvt Ltd	50
Ireland — Dublin	NXP Falcon Ireland Ltd	50
Israel — Netanya	STMicroelectronics Ltd	100

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Italy — Catania	CO.RI.M.ME.	100
Italy — Aosta	DORA S.p.a.	100
Italy — Agrate Brianza	ST Incard S.r.l.	100
Italy — Naples	STMicroelectronics Services S.r.l.	100
Italy — Agrate Brianza	STMicroelectronics S.r.l.	100
Italy — Agrate Brianza	ST-Ericsson Srl	50
Japan — Tokyo	STMicroelectronics KK	100
Japan — Tokyo	ST-Ericsson KK	50
Korea — Seoul	ST-Ericsson Korea Ltd	50
Malaysia — Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia — Muar	STMicroelectronics SDN BHD	100
Malaysia — Muar	ST-Ericsson SDN.BHD	50
Malta — Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico — Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco — Rabat	Electronic Holding S.A.	100
Morocco — Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Morocco — Rabat	ST-Ericsson (Maroc) SAS	50
Norway — Grimstad	ST-Ericsson A.S.	50
Philippines — Calamba	STMicroelectronics, Inc.	100
Philippines — Calamba	ST-Ericsson (Philippines) Inc.	50
Philippines — Calamba	Mountain Drive Property, Inc.	20
Singapore — Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore — Ang Mo Kio	ST-Ericsson Asia Pacific Pte Ltd	50
Spain — Madrid	STMicroelectronics Iberia S.A.	100
Sweden — Kista	STMicroelectronics A.B.	100
Sweden — Stockholm	ST-Ericsson A.B.	50
Sweden — Kista	STMicroelectronics Wireless A.B.	50
Switzerland — Geneva	STMicroelectronics S.A.	100
Switzerland — Geneva	INCARD SA	100
Switzerland — Geneva	INCARD Sales and Marketing SA	100
Switzerland — Geneva	ST-Ericsson SA	50
Taiwan — Taipei	ST-Ericsson (Taiwan) Ltd	50
Thailand — Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom — Marlow	STMicroelectronics Limited	100
United Kingdom — Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom — Bristol	Inmos Limited	100
United Kingdom — Bristol	ST-Ericsson (UK) Ltd	50
United Kingdom — Reading	Synad Technologies Limited	100
United Kingdom — Southampton	NF UK, Ltd	50
United States — Carrollton	STMicroelectronics Inc.	100
United States — Carrollton	ST-Ericsson Inc.	50
United States — Carrollton	Genesis Microchip Inc.	100
United States — Carrollton	Genesis Microchip (Del) Inc.	100
United States — Carrollton	Genesis Microchip LLC	100
United States — Carrollton	Genesis Microchip Limited Partnership	100
United States — Carrollton	Sage Inc.	100
United States — Carrollton	Faroudja Inc.	100
United States — Carrollton	Faroudja Laboratories Inc.	100
United States — Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States — Wilsonville	The Portland Group, Inc.	100

The following table lists our principal equity investments and our percentage ownership as of December 31, 2010:

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Italy — Roma	3 Sun S.r.l.	33.3
South Korea — Yongin-si	ATLab Inc.	8
Singapore — The Curie	Veredus Laboratories Pte Ltd	41.2
Switzerland — Zurich	ST-Ericsson AT SA	49

On May 7, 2010, Micron Technology Inc. acquired all of the outstanding shares of capital stock of Numonyx.

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

Some of our R&D government funding contracts involve advance payments that require us to justify our expenses after receipt of funds. Certain specific contracts (Crolles, Grenoble, Rousset, France and Catania, Italy) contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties (i.e. a partial refund due to the government) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

The main programs for R&D in which we are involved include: (i) the Eureka-CATRENE cooperative R&D program (Cluster for Application and Technology Research in Europe on NanoElectronics), which is the successor of MEDEA+ (which ended in 2008); (ii) EU R&D projects with FP6 and FP7 (Sixth and Seventh Frame Program) for Information Technology; (iii) European industry initiatives such as ENIAC (European Nanoelectronics Initiative) and ARTEMIS (Embedded Computing Systems Initiative); and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

In Italy, there are some national funding programs established to support the new FIRST (Fondo per gli Investimenti nella Ricerca Scientifica e Tecnologica) that will group previous funding regulations (FIRB, Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research), FAR, Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and the FCS (Fondo per la Competitività e lo Sviluppo). The FRI (Fondo rotativo per il sostegno alle imprese e agli investimenti in ricerca) funds research and innovation activities and the FIT (Fondo speciale rotativo per l’Innovazione Tecnologica) is designed to fund precompetitive development in manufacturing. These programs are not limited to microelectronics and are suitable to support industry R&D in any segment. Italian programs often cover several years and the approval phase is quite long, up to two or three years. In 2010, the strategic program “industria 2015” (involving a two-step evaluation procedure) at the end of the second evaluation stage, three projects of the company have been selected for funding.

In Italy, according to the ARTEMIS and ENIAC Joint Undertaking procedures related to calls for proposals, in 2010 the Italian Research Ministry has approved public grants for seven projects involving the company.

Furthermore, there are some regional funding tools for research that can be addressed by local initiatives, primarily in the regions of Puglia, Sicily, Campania and Val d’Aosta, provided that a reasonable regional socio-economic impact could be recognized in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitization and equipment of our facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. The M6 plant and the Contratto di programma have been transferred to Numonyx, which will benefit from future M6 grants linked to the completion of the M6 plant and assume related responsibilities. Under a Memorandum of Understanding dated July 30, 2009 the Italian Authorities declared their willingness to release public grants in connection with a revision of the current M6 Program Agreement so that original project (consisting in €1,700 million of investments to complete the M6 plant so as to make it able to produce memories with corresponding public funds for €446 million) is replaced by 2 separate projects, one related to Numonyx R&D activities in its Italian sites and the second to the finalization of the announced joint venture in the photovoltaic field with Enel and Sharp, and the conversion of the industrial destination of the new M6 facility in Catania from production of memories to production of photovoltaic panels. In particular, as part of the joint venture in the photovoltaic field with Enel and Sharp, we have contributed the M6 plant, reacquired from Numonyx, to the new joint venture, which will make the necessary investments to convert industrial destination of M6 from production of memories to production of photovoltaic panels up to a capacity of 240 MW/year (approved phase 1) and plans, subject to future business and financial conditions, up to a maximum of 1GW/year production capability for a corresponding maximum investment of €1,150 million. Recently CIPE (Comitato Interministeriale Programmazione Economica ) has resolved to issue a first step of €49 million in funding.

In France, support for R&D is given by ANR (Agence Nationale de la Recherche), by OSEO (the agency taking over the missions and budgets of the AII Agency for Industrial Innovation), by the Ministry of Industry (“FCE”) and local public authorities. Specific support for microelectronics is provided through FCE to over 30 companies with activities in the semiconductor industry. The amount of support under French programs is decided annually and subject to budget appropriation. In 2010, we continued the execution of the framework agreement with the French Ministry of Economy, Industry and Employment, the “Nano2012” Research and Development program. Under this agreement, we are the Coordinator and Project Leader and have been allocated up to €340 million (about $450 million) in grants for the period 2008-2012 if all technical parameters and objectives are met. Nano2012 is designed to promote development of advanced CMOS (32nm and below) technologies for system-on-chip semiconductor products in the Grenoble-Crolles region of France, in cooperation with the ISDA (International Semiconductor Development Alliance) led by IBM and grouping seven leading world-wide semiconductor partners.

We also benefit from tax credits for R&D activities in several countries (notably in France). R&D tax credits consist of tax benefits granted to companies on a open and non-discriminatory base for their research & development activities. See “Item 5. Operating and Financial Review and Prospects — Research and Development Expenses”.

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

Government support for capital expenditures funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. In Italy the new “Tremonti-ter” allows business income tax reduction excluding from taxation of business income an amount equal to 50 percent of the value of investments in a detailed list of new machinery and new equipment, made from July 1, 2009 through June 30, 2010. See Note 11 to our Consolidated Financial Statements.

As a third category of government funding, we receive some loans, mainly related to large capital investment projects, at preferential interest rates. See Note 15 to our Consolidated Financial Statements.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government- or local-authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability of such funding are substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to us as those previously committed. Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The lack of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations”.

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

Our manufacturing processes use many raw materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile. We obtain our raw materials and supplies from diverse sources on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition”.

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

Consistent with our PSE (Principles of Sustainable Excellence), we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008 and with the technical specification ISO/TS16949:2009, and with the environmental standards ISO14001 and the European EMAS (Eco-Management and Audit Scheme).

Our activities are subject to two directives: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended in particular by Commission Decision 2005/618/EC of August 18, 2005); and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as modified by Directive 2003/108/EC, Directive 2008/34/EC and Directive 2008/12/EC). Both Directives are in the process of being replaced by new directives that are expected to be adopted in 2011. The ROHS Directive aims at banning the use of lead and other flame-retardant substances in manufacturing electronic components. The WEEE Directive promotes the recovery and recycling of electrical and electronic waste. Due to unclear statutory definitions and interpretations, we are unable at this time to determine in detail the ramifications of our activities under the WEEE Directive. The WEEE Directive to be adopted in 2011 may or may not clarify such definitions with respect to our activities. At this stage, we do not participate in a “take back” organization in France.

Our activities in the EU are also subject to the European Directive 2003/87/EC establishing a scheme for greenhouse gas allowance trading (as modified by Directive 2004/101/EC and Directive 2008/101/EC), and applicable national legislation. The 2003 Directive was also amended by Directive 2009/29/EC, which must be transposed into national law by the European Member States on or before December 31, 2012. Two of our manufacturing sites (Crolles, France, and Agrate, Italy) have been allocated a quota of greenhouse gas for the period 2008-2012. Failure to comply would force us to acquire potentially expensive additional emission allowances from third parties, or to pay a fee for each extra ton of gas emitted. Our on-going programs to reduce CO2 emissions should allow us to comply with the greenhouse gas quota allocations that have been defined for Crolles and Agrate for the period 2008-2012. At this stage, the emission permits are allocated for free to the industry. However, pursuant to provisions created by the 2009 Directive, a growing percentage of the permits will be auctioned by Member States beginning in 2013. Moreover, the French authorities will be implementing a scheme in the course of 2011 where part of the permits (up to 10%) will be auctioned, pursuant to Law n° 2010-1657 of December 2010. We are not yet in a position to know whether our Crolles site will be impacted by such measures. However, part of the permits will be allocated for free until 2027, when all of the permits will be subject to auction.

In the United States, we participate in the Chicago Climate Exchange program, a voluntary greenhouse gas trading program whose members commit to reduce emissions. We have also implemented voluntary reforestation projects in several countries in order to sequester additional CO2 emissions and report our emissions in our annual Corporate Sustainable Report as well as through the Carbon Disclosure Project.

Regulations implementing the registration, evaluation, authorization and restriction of chemicals (“REACH”) were adopted in 2008. We intend to proactively implement such legislation, in line with our commitment toward environmental protection. The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental regulations and laws or because of damage to the environment”.

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

Nonvolatile memories are used to store program instructions. Among such nonvolatile memories, read-only memories (“ROMs”) are permanently programmed when they are manufactured while programmable ROMs (“PROMs”) can be programmed by system designers or end-users after they are manufactured. Erasable PROMs (“EPROMs”) may be erased after programming by exposure to ultraviolet. Electrically erasable PROMs (“EEPROMs”) can be erased byte by byte and reprogrammed “in-system” without the need for removal. Flash Memory is a type of EEPROM in which the memory data is electrically erased by large arrays of bits rather than by fractions such as bit by bit.

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

Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “— Critical Accounting Policies Using Significant Estimates”, “— Business Outlook” and “— Liquidity and Capital Resources — Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see

“Cautionary Note Regarding Forward-Looking Statements” and Item 3, “Key Information — Risk Factors”. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of selling price for deliverables in multiple element sale arrangements;

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	provisions for litigation and claims;

•	valuation at fair value of acquired assets including intangibles, goodwill, investments and tangible assets, and assumed liabilities in a business combination, as well as the impairment of their related carrying values;

•	assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of the probability of realizing the sale;

•	measurement of the fair value of debt and equity securities, for which no observable market price is obtainable;

•	assessment of credit losses and other-than-temporary impairment charge on financial assets;

•	valuation of noncontrolling interests, particularly in case of a contribution in kind as part of a business combination;

•	restructuring charges;

•	assumptions used in calculating pension obligations; and

•	determination of the amount of taxes estimated for the full year, including deferred income tax assets and valuation allowances, and provisions for uncertain positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates. To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected. With respect to the Wireless segment, our accounting relies on estimates based on the business plan of ST-Ericsson, as submitted by ST-Ericsson’s CEO to ST-Ericsson’s Board of Directors.

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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate for a significant move in the current market price. We record the accrued amounts as a deduction of revenue at the time of the sale. The ultimate decision to authorize a distributor refund remains fully within our control. The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. We book a provision for such returns when they are considered probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

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

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we consider doubtful. In 2010, we did not record any new material specific provision related to bankrupt customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required. Such deterioration is increasingly likely in the case of a crisis in the credit markets. While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. In such cases, following the guidance related to revenue recognition, we allocate the revenue to different deliverables based on best estimates of selling prices of each deliverable.

Goodwill and purchased intangible assets.  The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2010, the value of goodwill amounted to $1,054 million.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available. Our reporting unit “Wireless” includes ST-Ericsson. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we use a market approach with financial metrics of comparable public companies and estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill.

In the third quarter, we conducted the yearly impairment test, which did not result in a need to recognize an additional impairment. In the fourth quarter, we tested the fair value of the Wireless business and concluded that no additional impairment was required. The fair values comfortably exceeded our carrying values for each reporting unit. We did not record any goodwill impairment charge in 2010. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. We will continue to monitor the carrying value of our assets. If market conditions deteriorate or our Wireless business experiences a further decline in revenues, this could result in future non-cash impairment charges against earnings. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flow in relation to our current plans.

Intangible assets subject to amortization.  Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, as well as from the purchase method of accounting for acquisitions, purchased software and internally developed software that is capitalized. In addition, intangible assets subject to amortization include intangible assets acquired through business combinations such as core technologies and customer relationships. Intangible assets subject to amortization are reflected net of any impairment losses and are amortized over their estimated useful life. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value using a market approach with financial metrics of comparable public companies and estimate the expected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation. Our evaluations are based on financial plans, including the plan we receive from ST-Ericsson, updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment of certain intangible assets.

During the third quarter, we conducted the yearly impairment test, which did not result in a need to recognize an additional impairment. In the fourth quarter, we tested the fair value of the Wireless business and no additional impairment was required. The fair values comfortably exceeded the carrying values of our intangible assets for each reporting unit. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. We will continue to monitor the carrying values of our intangible assets. If market conditions deteriorate or our Wireless business experiences a further decline in revenues, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flow in relation to our current plans. At December 31, 2010, the value of intangible assets subject to amortization amounted to $731 million.

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

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance and timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. For 2010, the net amount of restructuring charges and other related closure costs amounted to $93 million before taxes.

Share-based compensation.  We measure our share-based compensation cost based on its fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including our financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting certain industry performances compared to our financial results, forfeitures and employees’ service period. As a result, in relation to our nonvested Stock Award Plan, we recorded a total pre-tax expense of $34 million in 2010, out of which $6 million was related to the 2007 plan, $4 million was related to the 2008 plan; $12 million to the 2009 plan and $12 million to the 2010 plan.

Earnings (loss) on Equity Investments.  We are required to record our proportionate share of the results of the entities that we account for under the equity method. This recognition is based on results reported by these entities, sometimes on a one-quarter lag, and, for such purpose, we rely on their internal controls. In 2010, we recognized a loss of approximately $28 million related to the ST-Ericsson JVD entities we account for under the equity method, net of the amortization of basis differences, a gain of approximately $8 million on our investment in Numonyx and $3 million loss related to other investments. Moreover, we recognized a $265 million gain on the sale of the

Numonyx shares in the second quarter of 2010. In case of triggering events, we are required to determine the fair value of our investment and assess the classification of temporary versus other-than-temporary impairments of the carrying value. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.

Financial assets.  We classify our financial assets in the following categories: held-for-trading and available-for-sale. Such classification depends on the purpose for which the investments are acquired. We determine the classification of our financial assets at initial recognition. We have not elected to apply the fair value option on any financial assets. Unlisted equity securities with no readily determinable fair value are carried at cost. Regular purchases and sales of financial assets are recognized on the trade date — the date on which we commit to purchase or sell the asset. Financial assets are initially recognized at fair value; available-for-sale and held-for-trading financial assets are subsequently carried at fair value. The gain (loss) on the sale of the financial assets is reported as a non-operating element on the consolidated statements of income. The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs. Based on the previously adopted mark to model methodology, in 2010 we had no additional impairment on the value of the Auction Rate Securities (“ARS”) that Credit Suisse purchased on our account contrary to our mandate. For more information about the ARS purchased by Credit Suisse contrary to our instruction, which are still accounted for and owned by us pending the execution of the favorable arbitration award against Credit Suisse Securities LLC (“Credit Suisse”) by the Financial Industry Regulatory Authority (“FINRA”) and confirmed on March 19, 2010 and on August 24, 2010 by the ruling of the federal district court in New York, see “Item 8. Financial Information — Legal Proceedings”.

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

We are also required to assess the likelihood of recovery of our deferred tax assets and partially depend on ST-Ericsson management as deferred tax assets at ST-Ericsson are concerned. This assessment requires the exercise of judgement on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. Our deferred tax assets have increased substantially in the period 2007-2009 in light of our negative net earnings, particularly at ST-Ericsson, while decreased in 2010 due to improved performances resulting in net income. As of December 31, 2010, we recorded in our accounts certain valuation allowances based on our current operating assumptions. However, the recorded amount of total deferred tax assets could be reduced, resulting in a decrease in our total assets and, consequently, in our shareholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in management’s assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur. In particular, a significant part of the increase in the deferred tax assets was recorded in relation to net operating losses incurred in ST-Ericsson joint-venture. These net operating losses will expire in seven years; currently, no valuation allowance was recorded at December 31, 2010 on the basis of the most updated business plans including its tax considerations. The future recoverability of these net operating losses is partly dependent on the successful market penetration of new product releases. We have received several design wins to support our forecasted recoverability of the deferred tax assets; however, negative developments in the new product roll-out could require adjustments to our evaluation of the deferred tax asset valuation.

Patent and other Intellectual Property (“IP”) litigation or claims.  As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communication alleging possible infringement of patents and other IP rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others”.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. From time to time we face cases where contingent liability cannot readily be reasonably estimated. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ IP rights. We are also involved in several legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings”.

As of December 31, 2010, based on our assessment, we did not record any material provisions in our financial statements relating to third-party IP right claims since we had not identified any risk of probable loss that is likely to arise out of asserted claims or ongoing legal proceedings. There can be no assurance, however, that these will be resolved in our favor. If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operation and our ability to compete.

Pension and Post-Retirement Benefits.  Our results of operations and our consolidated balance sheet include an amount of pension and post-retirement benefits that are measured using actuarial valuations. At December 31, 2010, our pension and long-term benefit obligations net of plan assets amounted to $326 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for the majority of our plans is December 31.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposure as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

For more information, see Note 2 to our Consolidated Financial Statements.

Fiscal Year 2010

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2010 ended on March 27, 2010. The second quarter of 2010 ended on June 26, 2010 and the third quarter of 2010 ended on September 25, 2010. The fourth quarter of 2010 ended on December 31, 2010. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

In 2011 the first quarter will end on April 2, the second quarter will end on July 2, the third quarter will end on October 1 and the fourth quarter will end on December 31.

2010 Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memory).

In 2010, the semiconductor industry significantly rebound after the previous year decline, with the total revenues reaching new historically high levels.

Based on published industry data by WSTS, semiconductor industry revenues increased in 2010 on a year-over-year basis by approximately 32% for the TAM and 26% for the SAM to reach approximately $298 billion and $171 billion, respectively. In the fourth quarter the TAM and the SAM decreased approximately 4% and 2% sequentially, while increasing on a year-over-year basis by 12% and 14%, respectively.

With reference to our business performance, in 2010 we registered a solid progression in terms of revenues, with particularly strong results noted by the ACCI and IMS product segments. Our yearly revenues increased to $10,346 million, our highest ever net revenues, resulting in a 21.6% increase over 2009; this performance was below the SAM, as a combination of IMS and ACCI growing faster than their served market and Wireless declining in a growing market due to product portfolio transition.

Our fourth quarter 2010 revenues reached $2,833 million, increasing both on a year-over-year and sequential basis by 9.7% and 6.6%, respectively, as they continued to benefit from strong demand from our customers, mainly in Automotive and Industrial and Multi segment sectors. Compared to the SAM, our sequential performance was significantly better, although it was lower on a year-over-year basis.

Our effective average exchange rate for 2010 was $1.36 for €1.00 compared to $1.37 for €1.00 for 2009. Our effective average exchange rate for the fourth quarter of 2010 was $1.34 for €1.00, same as for the third quarter of 2010 and compared to $1.43 for €1.00 in the fourth quarter of 2009. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our 2010 gross margin reached 38.8% of revenues, increasing by 7.9 percentage points compared to the prior year. The main factors contributing to the improvement during 2010 were: (i) higher sales volume and, consequently, the improved loading of our fabs, while the 2009 gross margin was penalized by approximately 4 percentage points by the unused capacity charges; (ii) overall improvement in our manufacturing efficiencies resulting from our cost optimization initiatives and restructuring plans; and (iii) new product introductions in several of our product lines.

Our fourth quarter 2010 gross margin further increased to 39.9%, up sequentially and on a year-over-year basis, by 70 and 290 basis points, respectively.

Our total operating expenses, combining the selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses, were basically flat compared to 2009, despite higher revenues, taking advantage of the cost saving initiatives, while we maintained our commitment to support significant investments in the research and development activities.

The 2010 overall improvement of our performances, particularly in terms of higher revenues and manufacturing efficiencies, coupled with a strong decrease in the amount of impairment and restructuring charges and led to a significant turnaround of our operating results, moving from a loss of $1,023 million in 2009 to an income of $476 million in 2010. Our continued effort to develop new and exciting products has started to translate into increased profitability as operating results improved in 2010 by approximately $1.5 billion on $1.84 billion of higher revenues.

Our fourth quarter 2010 operating income amounted to $213 million, improving sequentially from $193 million, driven by higher revenues.

In summary, our profitability in 2010 was generated by the following factors:

•	strong progression of our revenues; and

•	overall improvement of our manufacturing performances.

These factors were partially offset by the following elements:

•	negative pricing trend; and

•	the losses of ST-Ericsson JVS, half of which were attributed to noncontrolling interest.

We had a very strong finish to the year. Our fourth quarter revenues came in near the top end of our range anticipated when entering the quarter, increasing 6.6% sequentially on broad-based strength in Analog, MEMS, Microcontrollers and Automotive applications. Our gross margin further increased to 39.9%, up 70 basis points sequentially, coming in above the mid-point of our guidance.

ACCI and IMS again achieved record sales this quarter, accompanied by further improvements at the operating profit level, with ACCI operating margin increasing to 11.9% and IMS rising to 22.5%. In Wireless, while operating losses remain very significant, ST-Ericsson has completed its restructuring and is now well on its way to complete the transition to its new product portfolio. Our strong sales result, driven by our innovative product portfolio combined with our restructuring efforts, enabled us to generate net earnings of $830 million for the year.

In 2010, we were well prepared to take advantage of significantly better industry conditions with the right portfolio and we have started to turn our vision of leadership in “Sense and Power” applications and in multimedia convergence into reality. In the last eight quarters, we went through the most severe economic recession in 2009 and successfully capitalized on the 2010 market recovery. Throughout this time frame, we remained focused on our growth and profitability objectives. Today, our innovative products, which have leadership positions in highly successful applications, customer base and solid capital structure, make us a much stronger company.

Business Outlook

As we enter 2011, key new products continuing to ramp will include gyroscopes, accelerometers, 32-bit microcontrollers and automotive products among others. New products that will contribute to our growth in the coming quarters include System-on-Chips for 3-D and connected TVs, MEMS microphones and pressure sensors and advanced analog products for medical and smart grid applications. Also, ST-Ericsson will ramp new products, such as their thin modem and, in the second half of the year, U8500 smartphone platforms.

While the semi-conductor industry is expected to grow in 2011, although at a much more moderate rate compared to the strong growth in 2010, based on current market conditions, we believe we are positioned to deliver above market revenue growth accompanied by further year-over-year improvements in quarterly operating profitability. We are well-positioned for success in our traditional and new growth markets including energy savings, data security, healthcare and wellness, as well as smart consumer devices.

In order to support our innovative product portfolio and to fuel revenue growth faster than the served market dynamic, particularly for MEMS, Automotive and U8500 smartphone platform, we expect to invest approximately $1.1 billion to $1.5 billion in 2011 based on revenue growth.

In line with normal seasonality, the high exposure to New Year holidays in Asia and the accounting calendar, we expect the first quarter 2011 revenues to be lower sequentially by about 7 to 12%, which at the mid-point equates to a 10% increase when compared to the year-over-year period. As a result, and based on prices entering the new year contracts, gross margin in the first quarter is expected to be around 39.0%, plus or minus 1 percentage point.

This outlook is based on an assumed effective currency exchange rate of approximately $1.32 equal to €1.00 for 2011 first quarter. The first quarter will close on April 2, 2011.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” herein.

Other Developments

3Sun S.r.l. (“3Sun”)

On January 4, 2010, we signed a joint agreement with Enel and Sharp for the manufacture of triple-junction thin-film photovoltaic panels in Italy. On August 2, 2010, we announced, together with Enel and Sharp, the signature of a binding commitment letter for a project financing of around €150 million by a group of banks and our equal share joint venture, named 3Sun, began operations at the Catania, Italy factory. The Catania factory’s initial photovoltaic panel production capacity, equivalent to 160 MW per year, is to be financed through a combination of equity from sponsors, grants from the Italian Joint Ministerial Committee for Economic planning, which recently committed €49 million to this project, and project financing provided by leading banks. In December 2010, 3Sun signed the project finance agreement. We, Enel and Sharp have each underwritten one-third of the joint venture’s equity, equal to €60 million. Our equity commitment was mainly satisfied by the contribution of the M6 facility in Catania (see below) for a value of €60 million. We, Enel and Sharp are committed to further equity contributions up to €30 million should certain conditions be met. Panel production at the Catania plant is scheduled to begin in the second half of 2011.

Numonyx

On February 10, 2010, we, together with our partners Intel Corporation and Francisco Partners, entered into a definitive agreement with Micron Technology Inc., in which Micron acquired Numonyx Holdings B.V. in an all-stock transaction, closed on May 7, 2010. In exchange for our 48.6% stake in Numonyx, we received approximately 66.88 million shares of Micron common stock, recorded as a financial investment. At the May 6, 2010 Micron closing share price of $8.75 per share, the value of the shares was $585.2 million. Due to the high volatility in the share price, the value of these shares could be subject to material variations and, therefore, in order to partially protect the value of the transaction, we had hedged, with certain derivative instruments, a significant portion of the 66.88 million shares. Through December 31, 2010, we sold 46.8 million shares at an average price of $8.48 per share, including the unwinding of the applicable hedging contracts. For the details of these hedging operations, see Note 27 to our Consolidated Financial Statements. Furthermore, we had a payable of $78 million due to Francisco Partners at the end of the shares’ six month lock-up period which was paid during the fourth quarter 2010. Also, at the closing of this transaction, the senior credit facility that was supported by our guarantee of $225 million was repaid in full by Numonyx. The overall transaction resulted in a gain after tax of approximately $265 million, higher than the amount previously announced, which was reported in our fiscal second quarter Consolidated Statement of Income. In connection with the divestiture of Numonyx we also received full ownership of the Numonyx M6 facility in Catania, Italy, which, as noted above, we have contributed to 3Sun, the new photovoltaic joint venture among Enel, Sharp and us. Subsequently, in January 2011, we sold all the remaining Micron shares together with their relevant collar option for the total proceeds of $196 million, realizing a gain of $20 million.

Under the terms of the agreement to sell Numonyx to Micron, we retained the $250 million deposit with DBS Bank Ltd. in Singapore, which was intended to guarantee the Hynix-Numonyx Joint Venture’s debt financing for such amount. Concurrent with our divestiture of Numonyx, we entered into an agreement with Micron and Numonyx that provided that, in the event Hynix exercised its right to purchase Numonyx’s interest in the Hynix joint venture following the closing of the Numonyx transaction, Numonyx would take over all or part of our obligations under the guarantee. On May 31, 2010, Numonyx notified us that on May 28, 2010, Hynix had delivered a call option exercise notice to them. Following these events, our $250 million deposit in favor of the Numonyx-Hynix joint venture was released to us on August 31, 2010, upon the completion of Hynix’s purchase of Numonyx’s equity interest in the Hynix-Numonyx Joint Venture.

Credit Suisse

On March 19, 2010, in connection with our legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against our instructions, the federal district court in New York issued a ruling affirming the unanimous arbitration award in our favor for more than $432 million, including collected interest, entered in February 2009 by FINRA. The ruling of the federal district court in New York denied Credit Suisse’s motion to vacate the award, also granting our petition to affirm the award and directing Credit Suisse to pay us the unpaid balance. Based on the ruling we should receive approximately $357 million, which includes approximately $27 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of these securities. On March 31, 2010, the New York Court for the Southern District issued a judgment confirming the March 19, 2010 order and closing the case. On August 24, 2010, the New York Court for the Southern District issued a judgment confirming the ruling of March 2010, which was subsequently appealed by Credit Suisse. After filing the required supersedeas bond, Credit Suisse filed on September 21, 2010 a motion of appeal to the US Court of Appeal of the Second Circuit, and three days later we filed a motion for an expedited appeal. On February 24, 2011, we received notice that the US Court of Appeals for the Second Circuit has fixed March 28, 2011 as the trial date.

Shareholders’ Meeting

At our annual general meeting of shareholders held on May 25, 2010, the following proposals, inter alia, were approved by our shareholders:

•	Approval of our 2009 accounts reported in accordance with International Financial Reporting Standards (IFRS);

•	The reappointment for a three-year term, expiring at the 2013 Annual General Meeting, of the following members of the Supervisory Board: Mr. Raymond Bingham and Mr. Alessandro Ovi; and

•	The distribution of an annual cash dividend of $0.28 per share, to be paid in four equal quarterly installments.

Organizational changes

On February 3, 2010, we announced that Tjerk Hooghiemstra joined us as Executive Vice President, Chief Administrative Officer (“CAO”), reporting to our President and CEO, Carlo Bozotti. This new position was created with the aim of generating synergies among several staff organizations by optimizing the functions of Human Resources, Health & Safety, Education, Legal, Internal Communication, Security and Corporate Responsibility.

As of October 8, 2010, our Chief Compliance Officer reports to our CAO; and our Internal Audit organization reports functionally to the Chairman of our Audit Committee and administratively to our CEO.

Our Supervisory Board met on October 26, 2010, and announced its decision to propose for shareholder approval at our next Annual General Meeting in 2011, the reappointment for a three-year term of Carlo Bozotti as the sole member of the Managing Board and our President and Chief Executive Officer. In addition, Didier Lamouche resigned as a member of our Supervisory Board effective October 26, 2010, in view of his joining us on November 1, 2010. Alain Dutheil has announced his decision to retire in 2011 after 27 years with us. Following a transition period, Didier Lamouche succeeded Alain Dutheil as Chief Operating Officer on January 26, 2011. Alessandro Ovi was appointed to replace Didier Lamouche on our Audit Committee.

We have decided to start some venture capital investments in areas of strategic interest for our company. With this initiative, managed by a dedicated organization, we will invest in startup companies that develop emergent technologies, products and services connected to our business, allowing us to assess new markets and to position ourselves early. As a consequence, Loïc Lietar, formerly Chief Strategic Officer, will manage this new activity and Philippe Lambinet, on top of his current assignment, will take on the responsibility of the strategic functions currently managed by Loïc Lietar.

Moreover, the Corporate Communication Group has become part of our CFO’s organization, with the purpose of driving a comprehensive and thorough business, market, product and financial integrated communication platform, aimed at a broader audience of stakeholders and shareholders.

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

The organization during 2010 was as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:

•	Automotive Products Group (“APG”);

•	Computer and Communication Infrastructure (“CCI”);

•	Home Entertainment & Displays (“HED”); and

•	Imaging (“IMG”).

•	Industrial and Multisegment Sector (“IMS”), comprised of:

•	Analog, Power and Micro-Electro-Mechanical Systems (“APM”); and

•	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Wireless Segment (“Wireless”), comprised of:

•	2G, EDGE, TD-SCDMA & Connectivity;

•	3G Multimedia & Platforms;

•	LTE & 3G Modem Solutions;

in which since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results; and

•	Other Wireless, in which we report other revenues, gross margin and other items related to the wireless business but outside of the ST-Ericsson JVS.

In 2010, we restated our results from prior periods for illustrative comparisons of our performance by product segment. The preparation of segment information based on the current segment structure requires us to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. The tables set forth below reflect the transfer of a small business unit from ACCI to IMS; accordingly, we have reclassified the prior period’s revenues and operating income results of ACCI and IMS. We believe that the restated 2009 presentation is consistent with that of 2010 and we use these comparatives when managing our company.

As of January 1, 2011, the Audio division moved from ACCI to the IMS perimeter.

Additionally starting in 2011, we are now tracking the Industrial and Multisegment Sector (“IMS”) in the two following sub-segments:

•	Analog, MEMS, MCU (“AMM”), including

•	all Analog Products and MEMS from former product line Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

•	former product line Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Power Discrete Products (“PDP”), including:

•	Tyristors & Triacs, IPAD and Transistors from former product line Analog Power and Micro-Electro-Mechanical Systems (“APM”).

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

The following tables present our consolidated net revenues and consolidated operating income by product segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase out costs of certain manufacturing facilities, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired IP R&D, other non-recurrent purchase accounting items and certain other miscellaneous charges.

	Year Ended December 31,
	2010	2009	2008
	(In millions)

Net revenues by product segments:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)(1)	$4,169	$3,152	$4,055
Industrial and Multi segment Sector (“IMS”)	3,899	2,687	3,403
Wireless	2,219	2,585	2,030
Others(2)	59	86	55
Flash Memory Group (“FMG”)	—	—	299
Total consolidated net revenues	$10,346	$8,510	$9,842

(1)	Following the transfer of a small business unit from ACCI to IMS, we have reclassified prior periods’ revenues accordingly.

(2)	In 2010, “Others” includes revenues from the sales of Subsystems ($19 million), assembly services ($14 million), sales of materials and other products not allocated to product segments ($21 million) and miscellaneous ($5 million).

For each product segment, the following table discloses the revenues of their relevant product lines for the periods under review:

	Year Ended December 31,
	2010	2009	2008
	(In millions)

Net revenues by product lines:
Automotive Products Group (“APG”)(1)	$1,420	$1,005	$1,386
Computer and Communication Infrastructure (“CCI”)	1,125	932	1,077
Home Entertainment & Displays (“HED”)	1,006	787	1,086
Imaging (“IMG”)	569	417	499
Others	49	11	7
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	4,169	3,152	4,055
Analog, Power and Micro-Electro-Mechanical Systems (“APM”)	2,714	1,887	2,393
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)(1)	1,181	798	1,010
Others	4	2	—
Industrial and Multisegment Sector (“IMS”)	3,899	2,687	3,403
2G, EDGE TD-SCDMA & Connectivity	956	1,027	737
3G Multimedia & Platforms	1,223	1,529	1,293
LTE & 3G Modem Solutions	35	18	—
Others	5	11	—
Wireless	2,219	2,585	2,030
Others	59	86	55
Flash Memory Group (“FMG”)	—	—	299

Total consolidated net revenues	$10,346	$8,510	$9,842

(1)	Following the transfer of a small business unit from ACCI to IMS, we have reclassified prior periods’ revenues accordingly.

	Year Ended December 31,
	2010	2009	2008
	(In millions)

Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	$410	$(69)	$142
Industrial and Multisegment Sector (“IMS”)	681	91	476
Wireless(1)	(483)	(356)	(65)
Others(2)	(132)	(689)	(767)
Operating income (loss) excluding FMG	476	(1,023)	(214)
Flash Memory Group (“FMG”)	—	—	16
Operating income (loss)	$476	$(1,023)	$(198)

(1)	The majority of Wireless’ activities are run through ST-Ericsson JVS, a joint venture between us and Ericsson. In addition, the Wireless segment includes other items affecting operating results related to the wireless business. The noncontrolling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in the Wireless segment) is credited on the line “Net loss (income) attributable to noncontrolling interest” of our Consolidated Statements of Income, which represented $288 million for the year ended December 31, 2010.

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

	Year Ended December 31,
	2010	2009	2008
	(As percentage of net revenues)

Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)(1)	9.8%	(2.2)%	3.5%
Industrial and Multisegment Sector (“IMS”)(1)	17.5	3.4	14.0
Wireless(1)	(21.8)	(13.8)	(3.2)
Others(2)	—	—	—
Flash Memory Group (“FMG”)	—	—	5.4

Total consolidated operating income (loss)(3)	4.6%	(12.0)%	(2.0)%

(1)	As a percentage of net revenues per product segment.

(2)	Includes operating income (loss) from sales of subsystems and other income (expenses) not allocated to product segments.

(3)	As a percentage of total net revenues.

	Year Ended December 31,
	2010	2009	2008
	(In millions)

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	$608	$(334)	$553
Total operating income FMG	—	—	16
Unused capacity charges	(3)	(322)	(57)
Impairment, restructuring charges and other related closure costs	(104)	(291)	(481)
Start-up/phase-out costs	(15)	(39)	(17)
Strategic and other research and development programs	(18)	(22)	(24)
Acquired In-Process R&D and other non recurring purchase accounting items	—	—	(185)
Other non-allocated provisions(1)	8	(15)	(3)
Total operating loss Others	(132)	(689)	(767)
Total consolidated operating income (loss)	$476	$(1,023)	$(198)

(1)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	Year Ended December 31,
	2010	2009	2008
	(In millions)

Net Revenues by Location of Order Shipment:(1)
EMEA	$2,592	$2,413	$3,024
Americas	1,331	1,015	1,334
Greater China — South Asia	4,558	3,457	3,928
Japan-Korea	1,865	1,625	1,556
Total	$10,346	$8,510	$9,842

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China — South Asia affiliates are classified as Greater China — South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

The table below shows our net revenues by location of order shipment and market segment application in percentage of net revenues:

	Year Ended December 31,
	2010	2009	2008
	(As percentage of net revenues)

Net Revenues by Location of Order Shipment:(1)
EMEA	25.0%	28.4%	30.7%
Americas	12.9	11.9	13.6
Greater China — South Asia	44.1	40.6	39.9
Japan-Korea	18.0	19.1	15.8
Total	100.0	100.0	100.0
Net Revenues by Market Segment Application:(2)
Automotive	14.0	12.2	13.8
Computer	13.0	12.9	12.0
Consumer	12.2	11.5	13.6
Telecom	31.8	39.9	33.3
Industrial and Other	8.1	7.7	9.0
Distribution	20.9	15.8	18.3
Total	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China — South Asia affiliates are classified as Greater China — South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments. Net revenues by market segment application are classified according to the status of the final customer. For example, products ordered by a computer company, even including sales of other applications such as Telecom, are classified as Computer revenues.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	Year Ended December 31,
	2010	2009	2008
	(As percentage of net revenues)

Net sales	99.2%	99.5%	99.5%
Other revenues	0.8	0.5	0.5
Net revenues	100.0	100.0	100.0
Cost of sales	(61.2)	(69.1)	(63.8)
Gross profit	38.8	30.9	36.2
Selling, general and administrative	(11.4)	(13.6)	(12.0)
Research and development	(22.7)	(27.8)	(21.9)
Other income and expenses, net	0.9	1.9	0.6
Impairment, restructuring charges and other related closure costs	(1.0)	(3.4)	(4.9)
Operating income (loss)	4.6	(12.0)	(2.0)
Other-than-temporary impairment charge and realized losses on financial assets	—	(1.6)	(1.4)
Interest income (expense), net	0.0	0.1	0.5
Earnings (loss) on equity investments and gain on investment divestiture	2.3	(4.0)	(5.6)
Gain (loss) on financial instruments, net	(0.2)	(0.1)	0.2
Income (loss) before income taxes and noncontrolling interest	6.7	(17.6)	(8.3)
Income tax benefit expense	(1.5)	1.1	0.4
Income (loss) before noncontrolling interest	5.2	(16.5)	(7.9)
Net loss (income) attributable to noncontrolling interest	2.8	3.2	(0.1)
Net income (loss) attributable to parent company	8.0%	(13.3)%	(8.0)%

2010 vs. 2009

Based on published industry data by WSTS, semiconductor industry revenue increased by approximately 32% for the TAM and 26% for the SAM.

Net Revenues

	Year Ended December 31,
	2010	2009	% Variation
	(Audited, in millions)

Net sales	$10,262	$8,465	21.2
Other revenues	84	45	87.1
Net revenues	$10,346	$8,510	21.6

In 2010, we registered a strong performance, posting growth in all regions and in all product segments, with the exception of Wireless. Our revenues reached a record $10,346 million, increasing 21.6% compared to prior year, as a result of a broad product portfolio and significantly better industry conditions. In 2010, we recognized $84 million in other revenues, mainly consisting of the proceeds from the licensing of CMOS technologies which accounted for $57 million. The revenue increase was entirely driven by volume, which accounted for an approximate 31% increase, partially balanced by an approximate 9% decline in average selling prices. The selling price decrease resulted from a negative pricing impact of approximately 6% and a less favorable product mix impact of 3% due to a strong volume increase in IMS and ACCI coupled with a volume decrease in Wireless.

By product segment, our revenues performance was supported by the strong results within both IMS and ACCI, registering an increase of approximately 45% and 32%, respectively, while Wireless sales registered a decline of approximately 14%. Within ACCI, strong results were driven by all key product lines, in particular Automotive, Digital Consumer, Computer Peripherals and Printers. IMS revenue growth benefited from two main factors: (1) first advanced Analog and MEMS products, which are becoming an increasing proportion of its overall portfolio; (2) success of its general purpose and secure microcontroller families. The decline in volume and selling prices was the main reason for Wireless’ sales decrease, due to the expected ongoing decline in sales of our legacy product portfolio.

By location of order shipment, Greater China-South Asia and Americas were the top performers, with approximately 32% and 31% growth, respectively, largely exceeding the results registered by Japan-Korea at approximately 15% and EMEA at approximately 7%. Our largest customer, the Nokia group of companies, accounted for approximately 14% of our net revenues in 2010 compared to about 16% during 2009.

Gross profit

	Year Ended December 31,
	2010	2009	% Variation
	(Audited, in millions)

Cost of sales	$(6,331)	$(5,884)	(7.6)
Gross profit	4,015	2,626	52.9
Gross margin (as a percentage of net revenues)	38.8%	30.9%

Our gross margin in 2010 reached a level of 38.8%, increasing on a year-over-year basis by nearly 8 percentage points. The increase in gross profit and gross margin reflected higher revenues, improved manufacturing efficiencies and a more favorable product mix in ACCI and IMS, as well as the absence of unused capacity charges following the return to normal fab loading. The unused capacity charges were immaterial in 2010, compared to $322 million in 2009. The gross profit also benefited slightly from a positive fluctuation in the U.S. dollar exchange rate.

Selling, general and administrative expenses

	Year Ended December 31,
	2010	2009	% Variation
	(Audited, in millions)

Selling, general and administrative expenses	$(1,175)	$(1,159)	(1.4)
As a percentage of net revenues	(11.4)%	(13.6)%

While our selling, general and administrative expenses registered a slight increase in 2010 in dollar terms, they decreased as a percentage of revenues from 13.6% in 2009 to 11.4% in 2010, as leveraged by the higher revenues.

Our share-based compensation charges were $18 million in 2010, compared to $19 million registered in 2009.

Research and development expenses

	Year Ended December 31,
	2010	2009	% Variation
	(Audited, in millions)

Research and development expenses	$(2,350)	$(2,365)	0.6
As a percentage of net revenues	(22.7)%	(27.8)%

Our year-over-year R&D expenses remained basically flat due to our ongoing cost saving measures and restructuring initiatives, mainly in the ST-Ericsson perimeter, while maintaining our commitment to invest in R&D activities. The R&D expense to sales ratio was at about 23% of revenues in 2010, also reflecting the current effort in product transition in Wireless.

The 2010 amount included $10 million of share-based compensation charges compared to $11 million in 2009. R&D expenses in 2010 were net of research tax credits, which amounted to $146 million, same as in the prior year.

Other income and expenses, net

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Research and development funding	$106	$202
Start-up/phase-out costs	(15)	(39)
Exchange gain, net	11	11
Patent costs, net of gain from settlement	(12)	(5)
Gain on sale of long-lived assets, net	4	3
Other, net	(4)	(6)
Other income and expenses, net	$90	$166
As a percentage of net revenues	0.9%	2.0%

Other income and expenses, net, mainly included, as income, R&D funding and exchange gain and, as expenses, start-up and phase-out costs and patent claim costs net of settlement agreements. Income from R&D funding was associated with our R&D projects, which, upon approval, qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In 2010, the balance of these factors resulted in net income of $90 million, significantly lower than in the previous year, which benefited from the catch-up of funding related also to prior years. The 2010 amount also included a significant decline in start-up and phase-out costs, benefiting from a more stabilized structure of our manufacturing activities.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Impairment, restructuring charges and other related closure costs	$(104)	$(291)

In 2010, we recorded $104 million of impairment and restructuring charges and other related closure costs, which were basically related to two plans: the manufacturing restructuring plan, which is expected to be completed in the second half of 2011, and the ST-Ericsson restructuring plan. The breakdown was as follows:

•	$27 million related to our manufacturing restructuring plan which contemplated the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to the Carrollton and Phoenix fabs;

•	$74 million related to the plans announced in April and December 2009 by ST-Ericsson, largely completed during 2010, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe; and

•	$3 million related to other restructuring initiatives.

In 2009, we recorded $291 million in impairment, restructuring charges and other related closure costs, of which: $126 million related to the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, including $101 million of one-time termination benefits, as well as other relevant charges and $25 million as impairment charges on the fair value of Carrollton and Phoenix assets; $100 million related to the new plans announced in April and December 2009 by ST-Ericsson, primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the United States; $59 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations; and $6 million as impairment on certain goodwill.

Operating income (loss)

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Operating income (loss)	$476	$(1,023)
As a percentage of net revenues	4.6%	(12.0)%

Our operating results significantly improved in 2010 compared to the year-ago period due to the rebound in our revenues, the success of new product offering, in particular in ACCI and IMS and the benefits of our cost optimization initiatives. As a result, our operating income reached $476 million, significantly better than our operating loss of $1,023 million in 2009. In 2009, the high level of operating losses was mainly due to the sharp drop in revenues originated by the market downturn, the high amount of unused capacity charges associated with the low level of fab loading and the higher amount of impairment and restructuring charges.

Both ACCI and IMS reported a significant improvement in their profitability compared to the year ago period, supported by their higher levels of revenues, while Wireless incurred higher losses due to declining sales. ACCI increased its operating result from a loss of $69 million to an operating profit of $410 million, equivalent to 9.8% of revenues. IMS improved its profit from $91 million to $681 million, equivalent to 17.5% of revenues. Wireless operating loss increased from $356 million to $483 million, partially off-set by noncontrolling interest in our earnings of respectively $276 million and $296 million, and was originated by ST-Ericsson, which is completing its cost restructuring while seeking to enhance its product and customers’ portfolio. The segment “Others” significantly reduced its losses to $132 million, from $689 million in the year ago period, mainly due to significantly lower amounts of restructuring and unused capacity charges.

Other-than-temporary impairment charge and realized losses on financial assets

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Other-than-temporary impairment charge and realized losses on financial assets	$0	$(140)

No amounts were recorded as other-than-temporary impairment charge or realized losses on financial assets as of December 31, 2010. The 2009 amount was related to an other-than-temporary impairment of $72 million and a realized loss of $68 million, both linked to the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. See “Liquidity and Capital Resources”.

Interest income (expense), net

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Interest income (expense), net	$(3)	$9

We recorded net interest expense of $3 million in 2010, compared to income of $9 million registered in the previous period. This amount consisted of (i) $31 million in interest income, decreasing compared to 2009, in spite of the more favorable cash position, due to lower U.S. dollar denominated interest rates on liquidity investments and the extinguishment of long-term subordinated notes received upon the creation of Numonyx, as well as the redemption of the $250 million restricted cash in favor of the Numonyx-Hynix joint venture; and (ii) $34 million of interest expense and banking fees, which also decreased due to the lower cost of debt following our repurchase of about 50% of our 2016 convertible bonds (“2016 Convertible Bonds”) and about 15% of our 2013 senior bonds (“2013 Senior Bonds”).

Loss on equity investments and gain on investment divestiture

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Loss on equity investments and gain on investment divestiture	$242	$(337)

The 2010 amount represented an income of $242 million, which included (i) $265 million gain realized on the divestiture of our proportionate share in Numonyx; (ii) $8 million of income representing our net proportional share of Numonyx’s result; (iii) $28 million of loss related to our proportionate share in the ST-Ericsson JVD (both results included amortization of basis difference following the business combinations); and (iv) $3 million loss relating to other investments. In 2009, we recorded an impairment loss of $200 million booked on our Numonyx equity investment, $103 million as our net proportional share of the loss reported by Numonyx, a $32 million loss related to our proportionate share in ST-Ericsson JVD as a loss pick-up including an amortization of basis difference and $2 million related to other investments.

Loss on financial instruments, net

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Loss on financial instruments, net	$(24)	$(5)

The $24 million loss on financial instruments in 2010 was the balance between (i) a loss of $15 million related to the net premium paid on financial contracts designated to hedge part of the disposal of our share in Numonyx; (ii) a loss of $3 million related to the sale of a senior Floating Rate Notes (“FRN”); (iii) a loss of $13 million related to the sale of shares of our equity participation in Micron; and (iv) a gain of $7 million related to the repurchase of our 2016 Convertible Bonds. In 2009, we registered a loss of $8 million related to the sale of a cancellable swap purchased to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate, partially balanced by a $3 million gain related to a partial repurchase of our 2016 Convertible Bonds.

Income tax benefit (expense)

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Income tax benefit (expense)	$(149)	$95

In 2010, we registered an income tax expense of $149 million, reflecting the actual tax charge calculated on our income before income taxes in each of our jurisdictions. This expense included the recognition of deferred tax assets, potential valuation allowances on our deferred tax assets associated with our estimates of the net operating loss recoverability in certain jurisdictions and our best estimate on tax charges related to potential uncertain tax positions. The 2009 benefit was reflecting the loss before taxes.

Net loss attributable to noncontrolling interest

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Net loss attributable to noncontrolling interest	$288	$270
As a percentage of net revenues	2.8%	3.2%

In 2010, we booked $288 million as a result attributable to noncontrolling interest, of which $296 million was attributable to the share owned by Ericsson in the losses of the consolidated ST-Ericsson JVS, while the corresponding 2009 amount was $276 million.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brasil for the distribution of the smart cards. Those amounts were not material.

Net income (loss) attributable to parent company

	Year Ended December 31,
	2010	2009
	(Audited, in millions)

Net income (loss) attributable to parent company	$830	$(1,131)
As a percentage of net revenues	8.0%	(13.3)%

In 2010, we reported a net income of $830 million. In 2009, we had a net loss of $1,131 million as a result of adverse economic conditions, which negatively impacted our operations and certain non-operating charges.

Earnings per diluted share was $0.92 in 2010, whereas in 2009 we reported a loss per share of $(1.29).

2009 vs. 2008

Based on published industry data by WSTS, semiconductor industry revenue decreased by approximately 9% for the TAM and 13% for the SAM.

Net Revenues

	Year Ended December 31,
	2009	2008	% Variation
	(Audited, in millions)

Net sales	$8,465	$9,792	(13.5)
Other revenues	45	50	(10.2)
Net revenues	$8,510	$9,842	(13.5)

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

By location of order shipment, all regions but Japan-Korea registered a drop in revenues, ranging from declines of approximately 24% in the Americas to approximately 20% in EMEA and 12% in Greater China-South Asia. Our largest customer, the Nokia group of companies, accounted for approximately 16.1% of our net revenues, compared to 17.5% during 2008, excluding FMG.

Gross profit

	Year Ended December 31,
	2009	2008	% Variation
	(Audited, in millions)

Cost of sales	$(5,884)	$(6,282)	6.3
Gross profit	2,626	3,560	(26.2)
Gross margin (as a percentage of net revenues)	30.9%	36.2%	—

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

Gross profit and gross margin in 2009, however, benefited from the positive impact of the strengthening U.S. dollar.

Selling, general and administrative expenses

	Year Ended December 31,
	2009	2008	% Variation
	(Audited, in millions)

Selling, general and administrative expenses	$(1,159)	$(1,187)	2.3
As a percentage of net revenues	(13.6)%	(12.1)%	—

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

Research and development expenses

	Year Ended December 31,
	2009	2008	% Variation
	(Audited, in millions)

Research and development expenses	$(2,365)	$(2,152)	(9.9)
As a percentage of net revenues	(27.8)%	(21.9)%	—

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

All of our product segments registered a decline in their operating results on a year-over-year basis, driven by the drop in revenues. ACCI moved from a profit of $142 million to a loss of $69 million. IMS registered a profit of $91 million, compared to a profit of $476 million in 2008. Wireless registered an operating loss of $356 million compared to an operating loss of $65 million in the year ago period, due to deteriorated market conditions and additional charges associated with recent acquisitions. The majority of Wireless’ activities are run through ST-Ericsson JVS. The minority interest of Ericsson in ST-Ericsson’s operating losses (which are 100% included in the wireless segment) is credited in the line “Non controlling interest” of our Income Statement, which reported income of $265 million for the year ended December 31, 2009. The Segment “Others” reported a significant loss since it included the allocation of $322 million of unused capacity charges, $291 million impairment and restructuring charges and $39 million phase-out costs related to the closure of certain manufacturing facilities.

Other-than-temporary impairment charge and realized losses on financial assets

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Other-than-temporary impairment charge and realized losses on financial assets	$(140)	$(138)

The 2009 amount is related to an other-than-temporary impairment of $72 million and a realized loss of $68 million, both linked to the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. See “Liquidity and Capital Resources”.

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

The 2009 amount represented a loss of $337 million, which includes $103 million as our net proportional share of the loss reported by Numonyx, an additional impairment loss of $200 million booked in the first quarter of 2009 on our Numonyx equity investment, a $32 million loss related to our proportionate share in ST-Ericsson JVD as a loss pick-up including an amortization of basis difference and $2 million related to other investments.

In 2008, our income on equity investments included our minority interest in the joint venture with Hynix Semiconductor in China, which was transferred to Numonyx on March 30, 2008.

Gain (loss) on financial instruments, net

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Gain (loss) on financial instruments, net	$(5)	$15

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

This instrument was sold in 2009 with a loss of $8 million due to variation in the underlying interest rates compared to December 31, 2008. This loss was partially offset by $3 million gain on convertible debt buyback is related to the repurchase of bonds with a principal value of $106 million for total cash consideration of $103 million.

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

In 2009, we booked $270 million as a result attributable to noncontrolling interest, which primarily represented the share of the loss attributable to noncontrolling interest that included the 20% owned by NXP in the ST-NXP joint venture for the month of January 2009 and the 50% owned by Ericsson in the consolidated ST-Ericsson JVS as of February 2009. This amount reflected their share in the joint venture’s losses.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities. Such amounts were not material.

Net income (loss) attributable to parent company

	Year Ended December 31,
	2009	2008
	(Audited, in millions)

Net income (loss) attributable to parent company	$(1,131)	$(786)
As a percentage of net revenues	(13.3)%	(8.0)%

In 2009, we reported a loss of $1,131 million as a result of adverse economic conditions, which negatively impacted our operations and certain non-operating charges. In 2008, we had a net loss of $786 million.

Loss per share was $(1.29) in 2009.

Quarterly Results of Operations

Certain quarterly financial information for the years 2010 and 2009 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

Our quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development, changes in technology, manufacturing problems, litigation and possible IP claims. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, IP developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, impairment, restructuring charges and other related closure costs, as well as the loss of key personnel. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the speed of some process and manufacturing technology developments, market demand for existing products, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred. Certain additions of our quarterly results will not total our annual results due to rounding.

In the fourth quarter of 2010, based upon published industry data by WSTS, the TAM and the SAM increased year-over-year approximately 12% and 14%, reaching approximately $75 billion and $44 billion, while sequentially, they decreased approximately 4% and 2%, respectively.

In the fourth quarter of 2010, our average effective exchange rate was approximately $1.34 to €1.00, the same as in the third quarter of 2010 and compared to $1.43 to €1.00 in the year-ago quarter. Our effective exchange rate reflects actual exchange rate levels combined with the impact of cash flow hedging programs.

Due to the 2010 accounting calendar schedule, the fourth quarter period had six more days than the third quarter, which was approximately 6% higher on a sequential basis.

Net revenues

	Three Months Ended			% Variation
	December 31, 2010	September 25, 2010	December 31, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)

Net sales	$2,810	$2,634	$2,570	6.7	9.4
Other revenues	23	23	13	(1.3)	72.2

Net revenues	$2,833	$2,657	$2,583	6.6	9.7

Year-over-year comparison

Our fourth quarter 2010 net revenues increased in all product segments compared to the year ago quarter, except in Wireless, and in all regions, except EMEA, reflecting the broad based recovery in the semiconductor market. Such performance was driven by an increase of approximately 15% in volume, while average selling prices declined approximately 5%.

ACCI’s revenues increased by approximately 15%, driven by the strong results observed in all its served markets, led by robust demand in automotive and imaging products. IMS’s fourth quarter net revenues reached a record of $1,131 million, with a 30% year-over-year increase, with an almost equal contribution by its product lines. Revenue growth was strong in all segments, except Telecom, and in distribution and was led by MEMS, Microcontrollers, Power and Industrial products. Wireless sales registered a decline of approximately 21%, reflecting its product portfolio transition.

By location of order shipment, almost all regions were positively impacted by strong local demand from their customers, registering revenue growth of 15%, 14% and 12% in Greater China-South Asia, the Americas and Japan-Korea, respectively. EMEA experienced a decrease of about 2%. Our largest customer, the Nokia group of companies, accounted for approximately 14% of our fourth quarter 2010 net revenues, compared to about 15% in the fourth quarter of 2009.

Sequential comparison

On a sequential basis our revenues increased by 6.6%, near the top of our targeted range of 2% to 7% sequential growth. The quarter experienced a continued solid demand for our products; all market segments increased on a sequential basis, except Consumer, also benefiting from a higher number of days in the quarter. This favorable trend was supported by an approximate 4% increase in units sold, and about 3% increase from average selling prices, the latter due to a more favorable product mix.

ACCI revenues increased by approximately 4%, reflecting a solid contribution from Automotive and Imaging product lines, while Home Entertainment and Displays as well as Computer and Communication Infrastructure were slightly decreasing, mainly due to seasonal factors. IMS’s revenues increased by about 12% mainly as a result of higher sales volume, led by the strong performance of MEMS, Microcontrollers, Industrial and others. Wireless revenues also increased by 3%, driven by a stronger demand.

All market segments, except Consumer, increased, with Automotive higher by 16%, Industrial and other by 13%, Computer by 10% and Telecom by 7%; Consumer decreased by 6% on weakening demand; Distribution increased sequentially by 4%.

Sequentially, revenues grew in all regions, led by Japan-Korea, Greater China-South Asia and Americas, with 10%, 8% and 7% increases, respectively. In the fourth quarter of 2010, our largest customer, the Nokia group of companies, accounted for approximately 14% of our net revenues, remaining stable compared to the third quarter of 2010.

Gross profit

	Three Months Ended			% Variation
	December 31, 2010	September 25, 2010	December 31, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)

Cost of sales	(1,704)	$(1,616)	$(1,626)	(5.4)	(4.8)
Gross profit	1,129	1,041	957	8.4	18.1
Gross margin (as a percentage of net revenues)	39.9%	39.2%	37.0%

Fourth quarter gross margin reached a level of 39.9%, increasing on a year-over-year basis by nearly 3 percentage points, benefiting from a higher volume of revenues, improved manufacturing efficiencies and an improved product mix as well as a favorable impact of exchange rates partially offset by the negative impact of the decline in selling prices.

On a sequential basis, gross margin in the fourth quarter increased by 70 basis points, as a result of the higher volumes, improved product mix and efficiencies.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	December 31, 2010	September 25, 2010	December 31, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)

Selling, general and administrative expenses	$(310)	$(281)	$(303)	(10.5)	(2.4)
As percentage of net revenue	(11.0)%	(10.6)%	(11.7)%	—	—

The amount of our selling, general and administrative expenses did not register a material variation on the year-over-year basis. On a sequential basis, SG&A expenses increased, reflecting a longer quarter, as well as less favorable seasonal impact. Our share-based compensation charges were $4 million in the fourth quarter of 2010, compared to $5 million in the fourth quarter of 2009 and $5 million in the third quarter of 2010.

The ratio to sales of our selling, general and administrative expenses was mainly driven by the volume of our revenues. As a percentage of revenues, they decreased to 11.0% compared to 11.7% in the prior year’s fourth quarter, while there was a slight increase sequentially from 10.6%.

Research and development expenses

	Three Months Ended			% Variation
	December 31, 2010	September 25, 2010	December 31, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)

Research and development expenses	$(604)	$(558)	$(603)	(8.2)	(0.2)
As percentage of net revenues	(21.3)%	(21.0)%	(23.3)%	—	—

R&D expenses remained basically flat year-over-year. On a sequential basis, R&D expenses increased, reflecting a longer quarter and unfavorable seasonal effect, which were partially offset by cost re-alignment initiatives.

The fourth quarter of 2010 included $3 million of share-based compensation charges, basically flat compared to the fourth quarter of 2009 and increasing compared to $2 million in the third quarter of 2010. Total R&D expenses were net of research tax credits, which amounted to $40 million, basically equivalent to prior periods.

As a percentage of revenues, fourth quarter 2010 R&D equaled 21.3%, a 2 percentage points decrease compared to the year-ago period due to increasing revenues.

Other income and expenses, net

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Research and development funding	$32	$25	$44
Start-up/phase-out costs	(6)	(5)	(2)
Exchange gain (loss) net	4	4	2
Patent costs, net of gain from settlement	(4)	(3)	(5)
Gain on sale of long-lived assets, net	2	—	2
Other, net	2	(3)	(2)
Other income and expenses, net	$30	$18	$39
As a percentage of net revenues	1.1%	0.7%	1.5%

Other income and expenses, net, mainly included, as income, items such as R&D funding and exchange gain and, as expenses, start-up/phase-out costs and patent claim costs net of settlement agreements. Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the fourth quarter of 2010, the balance of these factors resulted in net income of $30 million, entirely due to funding of approximately $32 million.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Impairment, restructuring charges and other related closure costs	$(32)	$(27)	$(96)

In the fourth quarter of 2010, we recorded $32 million of impairment, restructuring charges and other related closure costs, of which:

•	$8 million was recorded in relation to the manufacturing restructuring plan contemplating the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant closure charges, mainly associated with Carrollton and Phoenix fabs;

•	$24 million related to the workforce reductions plans announced in April and December 2009 by ST-Ericsson, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe.

In the third quarter of 2010, we recorded $27 million of impairment, restructuring charges and other related closure costs, of which: $7 million related to our manufacturing restructuring plan which contemplated the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to the Carrollton and Phoenix fabs; $18 million related to the plans announced in April and December 2009 by ST-Ericsson, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe; and $2 million related to other restructuring initiatives.

In the fourth quarter of 2009, we recorded $96 million of impairment and restructuring charges and other related closure costs, of which: $16 million was recorded in preparation of the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges; $17 million related to the plan announced in April 2009 by ST-Ericsson, primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the United States and $45 million related to a plan announced in December 2009 by ST-Ericsson, primarily consisting of on-going termination benefits pursuant to workforce reduction; and $18 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

Operating income (loss)

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Operating income (loss)	$213	$193	$(6)
In percentage of net revenues	7.5%	7.3%	(0.2)%

Our operating results improved compared to both the third quarter of 2010 and the year-ago period as a result of a higher level of revenues and cost optimization initiatives, particularly in manufacturing. The fourth quarter 2010 registered an operating income of $213 million compared to a loss of $6 million in the year ago quarter and an income of $193 million in the prior quarter. The recovery in our revenues led to a strong increase in loading, thereby reducing underutilization charges from $13 million in the fourth quarter of 2009 and to an immaterial amount in the fourth quarter of 2010.

The fourth quarter registered an improved operating result despite the fact that our operating income was impacted by $32 million in impairment, restructuring and other related closure costs, while in the third quarter of 2010 those charges amounted to $27 million. In the year-ago quarter, the negative impact of impairment, restructuring and other related closure costs was $96 million.

Both ACCI and IMS reported a significant improvement in their profitability levels compared to the year ago period, supported by their higher levels of revenues, while Wireless incurred higher losses due to declining sales. ACCI increased its operating income from $62 million to $135 million, equivalent to 11.9% of revenues. IMS improved its profit from $85 million to $254 million, equivalent to 22.5% of revenues. Wireless’ operating loss increased from $48 million to $136 million, partially attributable to noncontrolling interest of our 50% partner, and was originated by ST-Ericsson, which is completing its cost restructuring while seeking to enhance its product and customers’ portfolio. The segment “Others” significantly reduced its losses to $40 million, from $105 million in the year ago period, mainly due to significantly lower amounts of restructuring and unused capacity charges.

Other-than-temporary impairment charge and realized losses on financial assets

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Other-than-temporary impairment charge and realized losses on financial assets	$0	$0	$(68)

No amounts were recorded as other-than-temporary impairment charge or realized losses on financial assets as of December 31, 2010 and September 25, 2010. The fourth quarter of 2009 income statement included a pre-tax non-cash loss of $68 million related to the sale of a part of the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. See “Liquidity and Capital Resources”.

Interest income (expense), net

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Interest income (expense), net	$(5)	$(2)	$3

We recorded net interest expense of $5 million, compared to an income of $3 million in the prior year quarter, due to the declining U.S. dollar and Euro denominated interest rates received on our cash resources. On a sequential basis the net interest expense increased by $3 million.

Loss on equity investments

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Loss on equity investments	$(10)	$(8)	$(13)

In the fourth quarter of 2010, we recorded a charge of $10 million, of which $9 million related to our proportionate share in ST-Ericsson JVD as a loss pick-up including amortization of basis difference and $1 million related to other investments.

Gain (loss) on financial instruments, net

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Gain (loss) on financial instruments, net	$(12)	$(1)	$3

The $12 million loss on financial assets in the fourth quarter of 2010 was the balance between (i) a loss of $13 million related to the sale of shares of our equity participation in Micron and (ii) a gain of $1 million related to the additional repurchase of part of our 2016 Convertible Bonds. The $1 million loss on financial assets in the third quarter of 2010 was the balance between (i) a loss of $3 million related to the sale of senior FRN and (ii) a gain of $2 million related to the additional repurchase of part of our 2016 Convertible Bonds. In the prior year quarter the gain related to the repurchase of part of our 2016 Convertible Bonds. Please see “Capital Resources”.

Income tax expense

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Income tax expense	$(50)	$(44)	$(48)

During the fourth quarter of 2010, we registered an income tax expense of $50 million, reflecting actual tax provisions in each jurisdiction.

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

Net loss attributable to noncontrolling interest

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Net loss attributable to noncontrolling interest	$83	$60	$59

In the fourth quarter of 2010, we booked $83 million as a result attributable to noncontrolling interest, representing the loss attributable to noncontrolling interest, which mainly included the 50% owned by Ericsson in the consolidated ST-Ericsson JVS. In the third quarter of 2010, the corresponding amount was $60 million. These amounts reflected Ericsson’s share in the joint venture’s loss.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities. Those amounts were not material.

Net income (loss) attributable to parent company

	Three Months Ended
	December 31, 2010	September 25, 2010	December 31, 2009
	(Unaudited, in millions)

Net income (loss) attributable to parent company	$219	$198	$(70)
As percentage of net revenues	7.7%	7.4%	(2.7)%

For the fourth quarter of 2010, we reported a net income of $219 million, a significant improvement compared to previous periods due to the aforementioned factors.

Earnings per diluted share for the fourth quarter of 2010 was $0.24 compared to $0.22 in the third quarter of 2010 and $(0.08) loss in the year-ago quarter.

In the fourth quarter of 2010, the impact after tax of impairment, restructuring charges and other related closure costs and other one-time items, was estimated to be approximately $(0.03) per share, while in the third quarter of 2010, it was approximately $(0.01) per share. In the year ago quarter, the impact of restructuring and impairment charges, other-than-temporary impairment charge, the loss on our Numonyx equity investment and non-recurrent items was estimated to be approximately $(0.12) per share.

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

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. On the other hand, our results are favorably impacted when the dollar strengthens. Our consolidated statements of income for the year ended December 31, 2010 included income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate was $1.36 for €1.00 for 2010 compared to $1.37 for €1.00 for 2009. Our effective average exchange rate was $1.34 for €1.00 for the fourth quarter of 2010 and $1.34 for €1.00 for the third quarter of 2010 while it was $1.43 for €1.00 in the fourth quarter of 2009. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

In the fourth quarter of 2008 we decided to extend the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 12 months and in the third quarter of 2010 we decided to extend the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances. As of December 31, 2010, the outstanding hedged amounts were €797 million to cover manufacturing costs and €498 million to cover operating expenses, at an average exchange rate of about $1.33 and $1.32 to €1.00, respectively (including the premium paid to purchase foreign exchange options), maturing over the period from January 4, 2011 to September 5, 2012. As of December 31, 2010, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred profit of approximately $31 million after tax, recorded in “Other comprehensive income” in Net Equity, compared to a deferred gain of approximately $6 million after tax at December 31, 2009.

In addition, in order to further reduce our exposure to fluctuations in the U.S. dollar exchange rate, we have begun hedging certain line items on our consolidated statements of income, particularly with respect to the portion of our R&D expenses incurred in Sweden. As of December 31, 2010, the outstanding hedged amounts were SEK 805 million at an average exchange rate of about SEK 7.13 to $1.00, maturing over the period from January 7, 2011 to December 8, 2011. As of December 31, 2010, these outstanding hedging contracts represented a deferred profit of approximately $7 million after tax, recorded in “Other comprehensive income” in Net Equity.

Our cash flow hedging policy is not intended to cover the full exposure and is based on hedging a portion of our exposure in the next quarter and a declining percentage of our exposure in each quarter thereafter. In 2010, as a result of EUR USD cash flow hedging, we recorded a net loss of $81 million, consisting of a loss of $37 million to R&D expenses, a loss of $37 million to costs of goods sold and a loss of $7 million to selling, general and administrative expenses, while in 2009, we recorded a net gain of $71 million, consisting of a gain of $36 million to R&D expenses, a gain of $29 million to cost of goods sold and a gain of $6 million to selling, general and administrative expenses. In addition, in 2010, as a result of USD SEK cash flow hedging, we recorded a gain of $2 million related to SEK-denominated R&D expenses.

In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk”. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of the consolidated foreign exchange exposure resulted in a net gain of $11 million in “Other income and expenses, net” in 2010.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. In each reporting period we may record a loss or gain as a result of the variation between the hedged and the actual exchange rate.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. At December 31, 2010, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations”.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are mainly associated with our long-term debt, comprised of 2016 Convertible Bonds (with a fixed rate of 1.5%), our 2013 Senior Bonds, which is fixed quarterly at a rate of EURIBOR plus 40bps, and European Investment Bank Floating Rate Loans at LIBOR plus variable spreads; a part of these interest expenses are at fixed rates. See Note 22 to our Consolidated Financial Statements.

At December 31, 2010, our total financial resources, including cash, cash equivalents and marketable securities current and non-current, generated an average interest income rate of 0.4%. In the same period, our average cost of debt rate was 1.1%.

Impact of Changes in Equity Prices

As consideration for the divestiture of our share in Numonyx, we received 66.88 million Micron shares and we owed $78 million to one of our partners. These shares were subject to a lock-up period through November 7, 2010; through December 31, 2010, we sold 46.8 million shares at an average price of $8.48 per share, including the unwinding of the applicable hedging contracts. We received proceeds of $319 million net of the $78 million payment to one of our partners referred to above and realized a $13 million loss in the fourth quarter income statement as a result of having not fully hedged 16 million shares.

The remaining 20.1 million shares were fully hedged at December 31, 2010, and have been recorded as available-for-sale financial assets and considered as current assets on the basis of the maturity of hedging contracts. At the December 31, 2010 closing, these remaining shares were accounted at their fair market value (trading place of $8.02) for a value of $161 million with the loss compared to the closing price of the deal of $15 million deferred in Net Equity as Other comprehensive income. Furthermore, the derivative hedging instruments were evaluated at their fair market value with the relevant gain ($27 million) deferred in Net Equity as Other comprehensive income.

Subsequently, in January 2011, we sold all the remaining Micron shares together with their relevant collar option for the total proceeds of $196 million, realizing a gain of $20 million.

For the details of the hedging operations, see Note 27 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s or Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk”.

Our total liquidity and capital resources were $2,922 million as of December 31, 2010, slightly increasing compared to $2,912 million at December 31, 2009, after having done certain transactions, including, among others, a repurchase for a total amount of $508 million of our 2016 Convertible Bonds and 2013 Senior Bonds and paid $212 million of dividends to shareholders. As of December 31, 2010, our total liquidity and capital resources were comprised of $1,892 million in cash and cash equivalents, of which $66 million is held at the ST-Ericsson level, $67 million as short-term deposits and $891 million in marketable securities, all considered as current assets, and $72 million in ARS, considered as non-current assets. Additionally, in order to reconcile with our consolidated balance sheet as of December 31, 2010, we had $7 million as restricted cash, related to certain margin calls and we held $161 million fair value of the remaining Micron shares considered in our balance sheet as current marketable securities.

As of December 31, 2010, the $891 million held by us in marketable securities as current assets was composed of $563 million invested in Aaa treasury bills from the French, German and U.S. governments and $328 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating, excluding one impaired debt security for a notional value of €15 million, of Aa3/A+ from Moody’s and S&P, respectively. Both the treasury bills and the Floating Rate Notes are classified as available-for-sale and reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except if deemed to be other-than-temporary. We reported as of December 31, 2010 a before tax increase of $4 million compared to December 31, 2009 in the fair value of our FRN portfolio. Since the duration of the FRN portfolio is only an average of 1.5 years and the securities have a minimum Moody’s rating of A2, we expect the value of the securities to return to par as the final maturity approaches (with the only exception being the €15 million of Senior Floating Rate Notes issued by Lehman Brothers, the value of which was impaired through an “other-than-temporary” charge in 2008). The fair value of these securities is based on market prices publicly available through major financial information providers. The market price of the FRN is influenced by changes in the credit standing of the issuer but is not significantly impacted by movement in interest rates. In 2010, we invested $1,100 million in French, German and U.S. treasury bills, of which $1,011 million was sold or matured during the year. The change in fair value of the $563 million debt securities classified as available-for-sale was not material at December 31, 2010. The average duration of the treasury bills portfolio is less than three months and the securities are rated Aaa by Moody’s.

As of December 31, 2010, we had Auction Rate Securities, purchased by Credit Suisse contrary to our instruction, representing interests in collateralized debt obligations with a par value of $261 million, that were carried on our balance sheet as available-for-sale financial assets for $72 million, including the positive revaluation of $45 million in Other comprehensive income in equity. Following the continued failure of auctions for these securities which began in August 2007, we first registered a decline in the value of these Auction Rate Securities as an “Other-than-temporary” impairment charge against net income for $46 million during the fourth quarter of 2007. Since the initial failure of the auctions in August 2007, the market for these securities has completely frozen without any observable secondary market trades, and consequently, during 2008 and 2009, the portfolio experienced a further estimated decline in fair value charged to our Income Statement pursuant to applicable U.S. GAAP of $127 million and $72 million, respectively. The reduction in estimated fair value was recorded as an “Other-than-temporary” impairment charge against net income.

The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we launched a legal action against Credit Suisse. For the details of the legal proceedings against Credit Suisse, see Note 3 to our Consolidated Financial Statements.

Since the fourth quarter of 2007, as there was no information available regarding ‘mark to market’ bids and mark to model valuations from the structuring financial institutions for these securities, we based our estimation of fair value on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indices of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and ITraxx and IBoxx for the credit linked notes). The higher impairment charges during 2008 and 2009 reflected downgrading events on the collateral debt obligations comparing the relevant ABX indices of a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligations could further decrease in the future as a result of credit market deterioration and/or other downgrading.

Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2010, the evolution of our cash flow produced an increase in our cash and cash equivalents of $304 million, generated by net cash from operating activities.

The evolution of our cash flow for each period is as follows:

	Year Ended December 31,
	2010	2009	2008
	(In millions)

Net cash from operating activities	$1,794	$816	$1,722
Net cash from (used in) investing activities	(526)	290	(2,417)
Net cash used in financing activities	(876)	(513)	(67)
Effect of changes in exchange rates	(88)	(14)	(84)

Net cash increase (decrease)	$304	$579	$(846)

Net cash from operating activities.  Net cash from operating activities is (i) net income (loss) adjusted for certain non-cash items and (ii) changes in assets and liabilities. The net cash from operating activities in 2010 was $1,794 million, largely improving compared to the prior year period following the overall improvement in our financial results (see “Results of Operations” for more information).

•	Net income adjusted for non-cash items generated $1,565 million of cash in 2010 compared to $369 million in the prior year period.

•	Changes in assets and liabilities generated cash for a total amount of $229 million, compared to $447 million in the prior year, with the main 2010 item being represented by a favorable change in trade payables, partially balanced by a negative trend in inventory, while in 2009 the favorable change was mainly related to the reduction in inventories. Furthermore, 2010 also included the net cash impact of $166 million, originated by the sales, with no recourse, of receivables done by ST-Ericsson.

Net cash from (used in) investing activities.  Investing activities used $526 million of cash in 2010, mainly for payments for tangible assets, and net cash from proceeds of the sale of Micron shares. Additionally, such amount included some investments in intangible and financial assets. Payments for the purchase of tangible assets totaled $1,034 million, a significant increase from the $451 million registered in the prior year period, as we upgraded our production capacity in line with the strong increase in demand for our products. Moreover, the net cash from investing activities included $319 million as net proceeds from the sale of Micron stock received on our Numonyx investment divestiture and the release of the $250 million of restricted cash associated with the Hynix-Numonyx JV, following the disposal of our shares in Numonyx. Investing activity in 2009 generated net cash of $290 million, entirely due to $1,137 million net proceeds received from Ericsson as part of a business combination.

Net cash used in financing activities.  Net cash used in financing activities was $876 million in 2010 with an increase compared to the $513 million used in 2009 mainly due to the partial buyback of our issued debt: our 2016 Convertible Bonds for a total cash consideration of $410 million and our 2013 Senior Bonds for the amount of EUR 74 million. Moreover, the 2010 amount included $218 million as a repayment of long term debt at maturity and $212 million as dividends paid to shareholders.

Free cash flow (non U.S. GAAP measure).  We also present free cash flow, defined as net cash from (used in) operating activities plus (minus) net cash from (used in) investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies. Free cash flow is determined as follows from our Consolidated Statements of Cash Flow:

	Year Ended December 31,
	2010	2009	2008
	(Audited, in millions)

Net cash from operating activities	$1,794	$816	$1,722
Net cash from (used in) investing activities	(526)	290	(2,417)
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	(307)	258	(351)

Free cash flow	$961	$1,364	$(1,046)

We generated free cash flow of $961 million in 2010, of which $349 million in the fourth quarter of 2010, supported by a significant improvement in the cash generated from operating activities. In 2009, free cash flow was $1,364 million, mainly as a result of the $1,137 million net proceeds received from Ericsson as part of a business combination. Excluding the effects of business combinations in both periods, our free cash flow in 2010 was $972 million, including $319 million proceeds from the sale of Micron shares, largely improving by $745 million compared to 2009, in line with the overall improvement in our financial results.

Capital Resources

Net financial position (non U.S. GAAP measure).  Our net financial position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short term borrowings and current portion of long-term debt and long-term debt, as represented in our consolidated Balance Sheet. Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Our net financial position has been determined as follows from our Consolidated Balance Sheets at December 31, 2010:

	Year Ended December 31,
	2010	2009	2008
	(In millions)

Cash and cash equivalents, net of bank overdrafts	$1,892	$1,588	$989
Marketable securities, current(1)	891	1,032	651
Restricted cash	—	250	250
Short-term deposits	67	—	—
Marketable securities, non-current	72	42	242

Total financial resources	2,922	2,912	2,132

Short-term borrowings and current portion of long-term debt	(720)	(176)	(123)
Long-term debt	(1,050)	(2,316)	(2,554)

Total financial debt	(1,770)	(2,492)	(2,677)

Net financial position	$1,152	$420	$(545)

(1)	The amount of $1,052 million of marketable securities, current reported in our Balance Sheet as of December 31, 2010 was composed of: (i) marketable securities ($891 million); and (ii) Micron shares ($161 million).

Our net financial position as of December 31, 2010 resulted in a net cash position of $1,152 million, representing a solid improvement compared to the net cash of $420 million at December 31, 2009, mainly due to favorable free cash flow. In the same period, our cash and cash equivalents increased significantly to $1,892 million, while total financial debt decreased by $722 million.

At December 31, 2010, our financial debt was $1,770 million, comprised of $720 million short-term, of which $645 million as the current portion of our long-term debt mainly related to our 2016 Convertible Bonds and $1,050 million long-term. The breakdown of our total financial debt included: (i) $534 million of our 2016 Convertible Bonds; (ii) $569 million of our 2013 Senior Bonds (corresponding to €500 million at issuance); (iii) $569 million in European Investment Bank loans (the “EIB Loans”); (iv) $12 million in loans from other funding programs; (v) $11 million of capital leases; and (vi) $75 million of short-term borrowings related to ST-Ericsson. The EIB Loans represent two committed credit facilities as part of R&D funding programs; the first, related to R&D in France, was fully drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $98 million had been paid back as at December 31, 2010; the second, related to R&D projects in Italy, was fully drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $54 million had been paid back as of December 31, 2010.

Additionally, we had unutilized committed medium term credit facilities with core relationship banks totaling $492 million. Furthermore, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $664 million at December 31, 2010. At December 31, 2010, the amounts available under the short-term lines of credit were not reduced by any borrowing. On September 27, 2010 we signed with the European Investment Bank a new €350 million loan to support our industrial and R&D programs, which is currently undrawn.

In 2010 we granted, together with Ericsson, a $200 million committed facility to ST-Ericsson, of which $150 million ($75 million for each parent) was withdrawn as of December 31, 2010. The withdrawal of that line is subject to approval of the parent companies at ST-Ericsson’s Board of Directors. In January 2011, we and Ericsson extended the overall amount of the credit facility to $300 million.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

As of December 31, 2010, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2011	2012	2013	2014	2015	Thereafter
	(In millions)

Long-term debt (including current portion)	$1,695	$645	$109	$676	$106	$84	$75

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. The holders can redeem the convertible bonds upon a change of control or on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. On February 23, 2011, the holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. In order to optimize our liquidity management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares).

As of December 31, 2010, we had the following credit ratings on our 2013 Senior Bonds and 2016 Convertible Bonds:

	Moody’s Investors Service	Standard & Poor’s

Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

We are also rated “A−” from Fitch on an unsolicited basis.

On February 6, 2009 Standard & Poor’s Rating Services lowered our senior debt rating from “A−” to “BBB+”. On January 27, 2011, Moody’s Investors Service affirmed the Baa1 senior debt ratings and changed the outlook on the ratings to stable from negative.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month EURIBOR plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The Floating Rate Senior Bonds issued by ST BV are guaranteed by ST NV. We repurchased a portion of our 2013 Senior Bonds: (i) during the third quarter 2010, for the amount of $17 million and (ii) during the fourth quarter 2010 for the amount of $81 million.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2010, and for each of the five years to come and thereafter, were as follows(1):

	Total	2011	2012	2013	2014	2015	Thereafter

Operating leases(2)	$378	$103	$77	$49	$29	$26	$94
Purchase obligations(2)	1,116	1,003	74	24	14	—	1
of which:
Equipment and other asset purchase	632	632	—	—	—	—	—
Foundry purchase	224	224	—	—	—	—	—
Software, technology licenses and design	260	147	74	24	14	—	1
Other obligations(2)	371	158	174	30	6	—	3
Long-term debt obligations (including current portion)(3)(4)(5) of which:	1,695	645	109	676	106	84	75
Capital leases(3)	11	4	2	2	2	—	1
Pension obligations(3)	326	30	29	30	36	32	169
Other non-current liabilities(3)	295	32	67	17	9	8	162
Total	$4,181	$1,971	$530	$826	$200	$150	$504

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.

(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2010.

(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2010.

(4)	See Note 15 to our Consolidated Financial Statements at December 31, 2010 for additional information related to long-term debt and redeemable convertible securities.

(5)	Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a result of our planned closures of certain manufacturing facilities, some of the aforementioned contracts have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2011 to 2015 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to cooperation agreements.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. See “Net financial position (non U.S. GAAP measure)”.

Pension obligations and termination indemnities amounting to $326 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 16 to our Consolidated Financial Statements. As part of the FMG deconsolidation, we retained the obligation to fund the severance payment (“trattamento di fine rapporto”) due to certain transferred employees by the defined amount of about $26 million which qualifies as a defined benefit plan and was classified as an other non-current liability at December 31, 2010.

Other non-current liabilities include, in addition to the above-mentioned pension obligation, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include at December 31, 2010, following the FMG deconsolidation in 2008, a long-term liability for capacity rights amounting to $33 million. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2010, we had unrecognized tax benefits of $116 million. We do not expect to recognize any of these tax benefits in 2011. We are not, however, able to provide a reasonably reliable estimate of when these benefits will be recognized.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2010.

Financial Outlook

The increase in demand that we have been broadly facing across all end markets requires the acceleration of some of our capex spending in order to adapt our supply capability to this increasing level of demand. In order to support our innovative product portfolio and to fuel revenue growth faster than the served market dynamic, we expect to invest approximately $1.1 billion to $1.5 billion in 2011 based on anticipated revenue growth. The most significant of our 2011 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) in our 300-mm fab in Crolles, mix evolution to support the production ramp-up of the newest technologies and capacity growth, and activities to prepare the next step to 4,500 wafers per week, planned by end 2012 within the framework of our Crolles Nano 2012 program; (ii) the completion of the 32nm/28nm R&D capability investment in Crolles; (iii) the upgrade and partial conversion to 150-mm of our 125-mm fab in Ang-Mo-Kio (Singapore); (iv) selective programs of mix evolution in our 200-mm fabs, mainly in the fabs of Crolles and Rousset; (v) capacity increase in selected proprietary technologies in our 200-mm fabs in Italy (MEMS, Advanced BCDs and PMOS) and (vi) quality, safety, security and maintenance in both 150-mm and 200-mm front end fabs; (b) for the back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on strategic package families, mainly in the areas of Automotive, MEMS and Wireless, to sustain marked demand; (ii) further consolidation of our presence in China (Longgang and Shenzhen), in Muar and in Calamba; (iii) modernization of package lines (copper bonding); and (iv) specific investments in the areas of quality, environment and energy saving; and (c) an overall capacity increase in final testing and wafers probing (EWS) for all product lines.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D and to continue to support ST-Ericsson towards its expected recovery. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

On February 23, 2011, holders were able to call for the redemption of our outstanding 2016 Convertible Bonds, which occurred for 41,123 bonds, for an amount of $44 million. The residual amount outstanding after the exercise was $449 million, which can be exercised on February 23, 2012 for an amount of $491 million. Furthermore, there could be possible financial needs for temporary bridge short-term financing by the parent companies of the ST-Ericsson joint venture.

We believe that we have the financial resources needed to meet our business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, dividend payments and the repayment of our debts in line with their maturity dates. We may use some of our available cash to repurchase a portion of our outstanding debt securities, including possibly our 2016 Convertible Bonds and 2013 Senior Bonds, should market conditions permit.

Impact of Recently Issued U.S. Accounting Standards

See Note 2 to our Consolidated Financial Statements.

Equity investments

See Note 12 to our Consolidated Financial Statements.

Backlog and Customers

See “Item 4. Information on the Company — Backlog”.

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

Our Supervisory Board had the following eight members as of December 31, 2010:

Name(1)	Position	Year Appointed(2)		Term Expires	Age

Antonino Turicchi	Chairman	2008	(3)	2011	45
Gérald Arbola	Vice-Chairman	2004		2011	62
Raymond Bingham	Member	2007		2013	65
Douglas Dunn	Member	2001		2012	66
Didier Lombard	Member	2004		2011	69
Alessandro Ovi	Member	2007	(4)	2013	67
Bruno Steve	Member	1989		2011	69
Tom de Waard	Member	1998		2011	64

(1)	Mr. Didier Lamouche was a member of the Supervisory Board until October 26, 2010.

(2)	As a member of the Supervisory Board.

(3)	Mr. Turicchi was also a Supervisory Board member from 2005-2007.

(4)	Mr. Ovi was also a Supervisory Board member from 1994-2005.

At our annual shareholders’ meeting in 2010, the mandates of Messrs. Bingham and Ovi were renewed. The mandates of Messrs. Arbola, de Waard, Lombard, Steve and Turicchi will expire at our annual shareholders’ meeting in 2011 and the mandate of Mr. Dunn will expire at our annual shareholders meeting in 2012. Mr. Lamouche resigned from the Supervisory Board effective October 26, 2010, in view of his appointment as Chief Operating Officer of our company, effective January 26, 2011.

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

Biographies

Antonino Turicchi was re-appointed as a member of our Supervisory Board at our 2008 annual shareholders’ meeting on May 14, 2008. He was also appointed Chairman of our Supervisory Board at that time. Mr. Turicchi is the Chairman of our Supervisory Board’s Strategic Committee, as well as its Compensation Committee, and also serves on the Nomination and Corporate Governance Committee. Mr. Turicchi was the General Manager of Cassa Depositi e Prestiti from June 2002 until January 2009, and was a member of the Supervisory Board of Numonyx from March 30, 2008 until May 7, 2010. Since 1994, Mr. Turicchi has held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted as the director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma; and from 2000 until 2003, he served on the board of EUR S.p.A. He also served as deputy chairman of Infrastrutture S.p.A. from December 2002 to January 2006 and he was previously a member of our Supervisory Board from March 2005 to April 2007.

Gérald Arbola was appointed to our Supervisory Board at our 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. Mr. Arbola was appointed the Vice-Chairman of our Supervisory Board on May 14, 2008. Mr. Arbola previously served as Chairman of our Supervisory Board from March 18, 2005 through May 13, 2008. Mr. Arbola serves on the Supervisory Board’s Compensation Committee, Strategic Committee and Nomination and Corporate Governance Committee. Mr. Arbola is now Managing Director of Areva S.A., where he had also served as Chief Financial Officer, and has been a member of the Executive Board of Areva since his appointment on July 3, 2001, which was renewed on June 29, 2006. Mr. Arbola joined the AREVA NC group (ex Cogema) in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of AREVA NC in 1992. He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the board of directors of AREVA NC, AREVA NP, CEA and a member of the Supervisory Board of Eurodif since May 2010. On July 22, 2008, he was nominated the director of the Suez Environment Company, and he has been co-President of the Areva Foundation since September 2006. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. He is the Chairman of the Board of Directors of FT1CI and was the Chairman, until his resignation on November 15, 2006, of the Supervisory Board of ST Holding, our largest shareholder. In addition, he has been Director of the CEA since July 24, 2009.

Raymond Bingham was appointed to our Supervisory Board at our 2007 annual shareholders’ meeting. He serves on the Audit Committee and the Strategic Committee. Since January 2010, Mr. Bingham has been an Advisory Director of General Atlantic LLC, a global private equity firm, and a Managing Director from September 2006 to December 2009. From August 2005 to August 2006, Mr. Bingham was a private investor. Mr. Bingham was Executive Chairman of the Board of Directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004, and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a Director of Spansion Inc., Dice Holdings, Oracle Corporation and Flextronics International, Ltd.

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard has been Chairman of the Audit Committee since 1999 and is also Chairman of the Nomination and Corporate Governance Committee. In addition, he serves on our Supervisory Board’s Compensation Committee. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and was the Managing Partner of Clifford Chance’s Amsterdam office from May 1, 2002 until May 1, 2005. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is the chairman of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and a member of its audit compensation and nominating committees. Mr. de Waard is a member of the Supervisory Board of N.V. Nuon Energy and Chairman of its Compensation Committee.

Douglas Dunn has been a member of our Supervisory Board since 2001 and has served on the Audit Committee since such time. He also serves on the Strategic Committee. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired in 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips-LG LCD (Korea) (of which he is no longer a board member as of February 29, 2008), TomTom N.V. (Netherlands) and OMI, a privately-held company (Ireland) (which was sold in November 2007 and of which he is no longer a board member), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the audit committees of SOITEC and TomTom N.V., and a member of the Compensation Committee and Strategic Committee of SOITEC. He was appointed as a Supervisory Board member of BE Semiconductor Industries N.V. (“BESI”) at their AGM on May 12, 2009 and serves on their Audit and Remuneration/Nomination Committees. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

Didier Lombard was first appointed to our Supervisory Board at our 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. He serves on the Compensation, Strategic and Nomination and Corporate Governance Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also a member of the Board of Directors of Thales and Technicolor (previously Thomson), one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our annual general shareholders’ meeting on March 18, 2005. He was reappointed to our Supervisory Board at the 2007 annual shareholders’ meeting and serves on the Strategic Committee. He was appointed to our Audit Committee in 2010. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been Special Advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director of Telecom Italia Media S.p.A. and LandiRenzo Spa. Mr. Ovi is a Life Trustee in Carnegie Mellon University and a Member of the Board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Bruno Steve has been a member of our Supervisory Board since 1989 and has previously served as both its Chairman and Vice-Chairman. Mr. Steve currently serves on our Supervisory Board’s Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee. He was with Istituto per la Ricostruzione Industriale-IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of the Statutory Auditors of Selex Galileo S.p.A. He previously served as member of the Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Supervisory Board Committees

Membership and Attendance.  As of December 31, 2010, the composition of our Supervisory Board’s committees was as follows: i) Mr. Tom de Waard is the Chairman of the Audit Committee, and Messrs. Raymond Bingham, Douglas Dunn and Bruno Steve are all voting members; ii) Mr. Antonino Turicchi is the Chairman of the Compensation Committee, and Messrs. Gérald Arbola, Tom de Waard and Bruno Steve are members; iii) Mr. Tom de Waard is the Chairman of the Nomination and Corporate Governance Committee, and Messrs. Gérald Arbola, Didier Lombard, Bruno Steve and Antonino Turicchi are members; and, iv) Mr. Antonino Turicchi is the Chairman of the Strategic Committee, and Messrs. Gérald Arbola, Raymond Bingham, Douglas Dunn, Didier Lombard and Alessandro Ovi are members.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2010 is as follows:

					Nominating
					and
					Corporate
		Audit	Compensation	Strategic	Governance
Number of Meetings Attended in 2010(1)	Full Board	Committee	Committee	Committee	Committee

Antonino Turicchi	11	—	4	1	3
Gérald Arbola	11	—	4	1	3
Raymond Bingham	9	8	—	1	—
Douglas Dunn	11	10	—	1	—
Didier Lamouche(2)	10	8	—	—	—
Didier Lombard	11	—	4	1	3
Alessandro Ovi	11	1	—	1	—
Bruno Steve	11	9	4	—	3
Tom de Waard	11	10	4	—	3

(1)	Includes meetings attended by way of conference call.

(2)	Mr. Didier Lamouche was member of the Supervisory Board until October 26, 2010.

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

The Audit Committee met ten times during 2010 and, in addition, held several conference calls related to subjects that arose during the year. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, external and internal auditors. The Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes-Oxley Act. The Audit Committee also proceeded with its annual review of our internal audit function. The Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2010, and the results press release was published on January 24, 2011.

The Audit Committee approved the compensation of our external auditors for 2010 and provisionally approved the scope of their audit, audit-related and non-audit-related services for 2011.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results and earnings press release, the Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act). The Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in our 2010 Form 20-F, prior to the Supervisory Board’s meeting to approve the full year results. Furthermore, the Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our annual shareholders’ meetings, which was held on May 25, 2010. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Also in 2010, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, the Audit Committee regularly discussed the progress of the implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

As part of each of its quarterly meetings our Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee.  Our Compensation Committee proposes to our Supervisory Board the compensation for our President and Chief Executive Officer and sole member of our Managing Board as well as for our Chief Operating Officer, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock-based compensation plans for our executive officers and key employees. The Compensation Committee met four times in 2010.

Among its main activities, the Compensation Committee: (i) agreed to propose a bonus for the CEO related to fiscal year 2009 equal to 65% of his base salary and for the COO related to fiscal year 2009 equal to 50% of his base salary, given the difficult market conditions and the objectives that had been met; (ii) recommended the performance criteria which must be met by the CEO and COO in order to benefit from the bonus that was approved by our 2010 Annual General Meeting of Shareholders as part of the Managing Board compensation policy; and (iii) proposed performance criteria, which must be met by the CEO as well as all other employees participating in the employees stock award plans to benefit from such awards. In particular, the Compensation Committee recommended the performance targets for the base bonus of our CEO and COO be based on, among other factors, market share, introduction of new products for ACCI and IMS, the budget for 2010, the Company’s share price versus SOX from July 27, 2010 through January 25, 2011, corporate governance and special programs, including restructuring and 5-year plan. The Compensation Committee, on behalf of, and with the approval of, the entire Supervisory Board, also set the criteria for a special incentive bonus.

For the 2010 nonvested stock award plan, the Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income as compared against a panel of semiconductor companies and cash flow before acquisitions as well as cash restructuring costs, with the target to have it positive for the second half of 2010.

In addition, the Compensation Committee received presentations and discussed our succession planning for key employees.

Strategic Committee.  Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of strategic transactions. The Strategic Committee met only once in 2010, as several of the strategic discussions were extended to involve all Supervisory Board members and occurred at extended Supervisory Board meetings. Among its main activities, the Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee was created to establish the selection criteria and appointment procedures for the appointment of members to our Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. The Nominating and Corporate Governance Committee met three times during 2010 to discuss changes to the Dutch Corporate Governance Code, recent developments in U.S. law regarding corporate governance and preparations for the Annual General Meeting.

Secretariat and Controllers.  Our Supervisory Board appoints a Secretary and Vice Secretary as proposed by our Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is primarily to organize meetings, ensure the continuing education and training of our Supervisory Board members and to maintain record-keeping. Messrs. Bertrand Loubert and Luigi Chessa serve as Secretary and Vice Secretary, respectively, for our Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board. Our Chief Compliance Officer, Ms. Alisia Grenville, serves as the Executive Secretary of our Supervisory Board. In addition, Mr. Willem Toussaint serves as the Secretary of the Audit Committee.

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

The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers, which are described in “Item 7. Major Shareholders and Related Party Transactions”.

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, re-appointed in 2008 for a three-year term to expire at the end of our annual shareholders’ meeting in 2011, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. The Supervisory Board has announced that it will reappoint Mr. Bozotti for a further three-year term. Mr. Alain Dutheil served as our Chief Operating Officer, reporting to Mr. Bozotti until January 26, 2011 and Mr. Didier Lamouche has succeeded Mr. Dutheil in this position as of January 26, 2011. Mr. Lamouche serves as Chief Operating Officer, reporting to Mr. Bozotti. Since its creation in 1987, our managing board has always been comprised of a sole member. The member of our Managing Board is appointed for a three-year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three-year term, as defined in our Articles of Association (upon approval of at least three-quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

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

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regards to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly-owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly-owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft consolidated balance sheets and financial statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, ST Holding II, FT1CI, Areva or CEA; (vii) the key parameters of our 5-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semiannual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company (“ST Joint Venture Company”), which is a company (i) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions or (ii) in which we directly or indirectly participate and such participation has a value of at least one-third of our total assets according to the consolidated balance sheet and notes thereto in our most recently adopted (statutory) annual accounts.

Executive Officers

Our executive officers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. New corporate officers during 2010 and the first quarter of 2011 include: Didier Lamouche who joined the Company on November 1, 2010 and following a transition period became the Chief Operating Officer on January 26, 2011; and Tjerk Hooghiemstra, who joined our company in February 2010 in the new position of Executive Vice President, Chief Administrative Officer. In this role, Mr. Hooghiemstra reports to the President and CEO, Carlo Bozotti. We created this new position with the aim of generating synergies among many staff organizations, by optimizing the functions of Human Resources, Health & Safety, Education, Legal, Internal Communication, Security, and Corporate Responsibility. Claudia Levo joined the Company in January 2011 as Corporate Vice President, Communication and Fabio Gualandris rejoined the Company in February 2011 as Corporate Vice President and Director of Product Quality Excellence.

As of March 2011, our organizational chart is as follows:

As a company committed to good governance, we hold several corporate meetings on a regular basis. Such meetings, which involve the participation of several of our executive officers, include:

•	Corporate Operation Reviews (COR), which meets once per month to review monthly results and short term forecasts and involve the following executive officers/groups: CEO; COO; CFO; Infrastructures and Services; Product Quality Excellence; Manufacturing (Front-End and Back-End); TR&D; Regions; and Product Groups.

•	Corporate Strategic Committee, which meets twice per quarter, sets corporate policy, coordinates strategies of our various functions representing our constituents and drives major cross-functional programs. The Corporate Strategic Committee meetings are attended by the CEO, the COO and the following senior executive officers: Orio Bellezza; Jean-Marc Chery; Andrea Cuomo; Carlo Ferro; Tjerk Hooghiemstra; Philippe Lambinet; and Carmelo Papa.

Our executive officers during 2010 were:

			Years in
			Semi-
		Years with	Conductor
Name	Position	Company	Industry	Age

Carlo Bozotti, Chairman	President and Chief Executive Officer	34	34	58
Alain Dutheil, Vice Chairman(1)	Chief Operating Officer	27	41	65
Georges Auguste(2)	Executive Vice President, Packaging and Test Manufacturing	24	36	61
Orio Bellezza	Senior Executive Vice President, Member of the Corporate Strategic Committee and General Manager, Front-End Manufacturing	27	27	51
Gian Luca Bertino	Executive Vice President, Computer and Communications Infrastructure	13	24	51
Marco Luciano Cassis	Executive Vice President, Japan & Korea Region	23	23	47
Patrice Chastagner	Corporate Vice President, Human Resources	26	26	63
Jean-Marc Chery	Senior Executive Vice President, Member of the Corporate Strategic Committee and Chief Technology Officer	26	26	50
Andrea Cuomo	Senior Executive Vice President, Member of the Corporate Strategic Committee and General Manager, Sales & Marketing, Europe, Middle East and Africa	27	27	56
Claude Dardanne	Executive Vice President, General Manager, Microcontrollers, Memories & Secure MCUs	28	31	58
Carlo Ferro	Senior Executive Vice President, Member of the Corporate Strategic Committee and Chief Financial Officer	11	11	50
Alisia Grenville	Corporate Vice President, Chief Compliance Officer	3	3	43
Paul Grimme	Executive Vice President and General Manager, Automotive Product Group	2	30	51
François Guibert	Executive Vice President, President, Greater China & South Asia Region	30	33	57
Tjerk Hooghiemstra(3)	Senior Executive Vice President, Member of the Corporate Strategic Committee and Chief Administrative Officer	1	7	54
Otto Kosgalwies	Executive Vice President, Infrastructure and Services	27	27	55
Robert Krysiak	Executive Vice President and General Manager, Americas	28	28	56
Philippe Lambinet	Senior Executive Vice President, Member of the Corporate Strategic Committee and General Manager, Home Entertainment & Displays Group	17	24	53
Loïc Lietar	Executive Vice President, New Ventures	25	25	48
Pierre Ollivier	Corporate Vice President and General Counsel	21	21	55
Carlo Ottaviani(4)	Corporate Vice President, Communication	46	46	67
Carmelo Papa	Senior Executive Vice President, Member of the Corporate Strategic Committee and General Manager, Industrial Multisegment Sector	28	28	61
Jeffrey See	Executive Vice President, Packaging and Test Manufacturing	41	41	65

(1)	Mr. Dutheil was replaced by Didier Lamouche on January 26, 2011. Mr. Dutheil has continued to act as an advisor to the Company.

(2)	Mr. Fabio Gualandris replaced Mr. Auguste as Corporate Vice President, Director Product Quality Excellence in February 2011. Effective May 1, 2011, Mr. Auguste will be taking over from Mr. See, Executive Vice President, Packaging and Test Manufacturing, who has decided to retire at the end of June 2011, after 41 years with the Company.

(3)	Mr. Hooghiemstra has held this position since February 2010.

(4)	Mr. Ottaviani passed away in January 2011. Following Mr. Ottaviani’s passing, Ms. Claudia Levo became our Corporate Vice President, Communication.

Biographies of our Current Executive Officers

Carlo Bozotti is our President, Chief Executive Officer and the sole member of our Managing Board. As CEO, Mr. Bozotti is the Chairman of our Executive Committee. Prior to taking on this new role at the 2005 annual shareholders’ meeting, Mr. Bozotti served as Corporate Vice President, Memories Product Group (“MPG”) since August 1998. Mr. Bozotti joined SGS Microelettronica in 1977 after graduating in Electronic Engineering from the University of Pavia. Mr. Bozotti served as Product Manager for the Industrial, Automotive and Telecom products in the Linear Division and as Business Unit Manager for the Monolithic Microsystems Division from 1987 to 1988. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Region in 1991. Mr. Bozotti served as Corporate Vice President, MPG from August 1998 through March 2005, after having served as Corporate Vice President, Europe and Headquarters Region from 1994 to 1998. In 2008, Mr. Bozotti was appointed Chairman of the Supervisory Board of Numonyx until it was acquired by Micron in 2010. As of February 1, 2009, he is Vice Chairman of the Board of Directors of ST-Ericsson.

Alain Dutheil was appointed Chief Operating Officer in 2005, with the endorsement of the Supervisory Board. He is also the Vice Chairman of our Corporate Executive Committee. Prior to his appointment as COO, he served as Corporate Vice President, Strategic Planning and Human Resources from 1994 and 1992, respectively. After graduating in Electrical Engineering from the Ecole Supérieure d’Ingénieurs de Marseille (“ESIM”), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director in France in 1980 and Director of Operations for Portugal in 1982. He joined Thomson Semiconductors in 1983 as General Manager of a plant in Aix-en-Provence, France and then became General Manager of SGS-Thomson Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for Worldwide Back-end Manufacturing, in addition to serving as Corporate Vice President for Human Resources from 1992 until 2005. From August 2008 through January 2009, Mr. Dutheil acted as CEO for our joint venture ST-NXP Wireless and as of the end of May 2011, Mr. Dutheil will retire from STMicroelectronics.

Didier Lamouche is our Chief Operating Officer. Prior to taking on this new role, he was a member of our Supervisory Board and Audit Committee until October 26, 2010. Dr. Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semiconductor technology. He has over 20 years experience in the semiconductor industry. Dr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, in 1998, he joined IBM as General Manager of the largest European semiconductor site in Corbeil (France) to lead its turnaround and transformation into a joint venture between IBM and Infineon: Altis Semiconductor. He managed Altis Semiconductor as CEO for four years. In 2003, Dr. Lamouche rejoined IBM and was the Vice President for Worldwide Semiconductor Operations based in New York (United States) until the end of 2004. Since February 2005, Dr. Lamouche has been the Chairman and CEO of Groupe Bull, a France-based global company operating in the IT sector. He is also a member of the Board of Directors of SOITEC (since 2005) and Atari (since 2008).

Georges Auguste currently serves as our Executive Vice President, Packaging & Test Manufacturing. Mr. Auguste received a degree in Engineering from the Ecole Supérieure d’Electricité (“SUPELEC”) in 1973 and a diploma in Business Administration from Caen University in 1976. Prior to joining us, Mr. Auguste worked with Philips Components from 1974 to 1986, in various positions in the field of manufacturing. From 1990 to 1997, he headed our operations in Morocco, and from 1997 to 1999, Mr. Auguste served as Director of Total Quality and Environmental Management.

Orio Bellezza, Senior Executive Vice President, Member of the Corporate Strategic Committee and General Manager, Front-End Manufacturing, is responsible for all of our wafer fabrication operations and facilities. He graduated with honors in Chemistry from Milan University in 1983. He joined SGS-ATES in 1984 as a Process Engineer and after two years moved to the Central R&D department, where he worked first as a Development Engineer and later as the Process Integration Manager, responsible for submicron EPROM (Erasable Programmable Read-Only Memories) process technology modules. In 1996, Bellezza was named Director of the Agrate R1 Research and Development facility. In 2002, he was appointed Vice President of Central R&D and then in 2005 was named Vice President and Assistant General Manager of Front-End Technology and Manufacturing. Bellezza also served on the Board of the ST-Hynix memory-manufacturing joint venture established in Wuxi (China).

Gian Luca Bertino is our Executive Vice President, Computer and Communications Infrastructure. He graduated in 1985 in Electronic Engineering from the Polytechnic of Turin. From 1986 to 1997 he held several positions within the Research and Development organization of Olivetti’s semiconductor group before joining ST in 1997. Previously, he was Group Vice President, Peripherals, General Manager of our Data Storage Division within the Telecommunications, Peripherals and Automotive (TPA) Groups.

Marco Luciano Cassis is Executive Vice President, Japan & Korea region. He graduated from the Polytechnic of Milan with a degree in Electronic Engineering. Mr. Cassis joined us in 1988 as a mixed-signal analog designer for car radio applications. In 1993, Mr. Cassis moved to Japan to support our newly created design center with his expertise in audio products. Then in 2000, Mr. Cassis took charge of the Audio Business Unit and a year later he was promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support, and customer services. In 2004, Mr. Cassis was named Vice President of Marketing for the automotive, computer peripheral, and telecom products. In 2005, he advanced to Vice President Automotive Segment Group and joined the Board of the Japanese subsidiary, STMicroelectronics K.K.

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

Jean-Marc Chery is our Senior Executive Vice President, Member of the Corporate Strategic Committee and Chief Technology Officer, where his responsibilities include our corporate technology R&D, as well as the production at the Company’s 12” (300mm) Crolles wafer fab. He graduated from the National Superior School for Engineering, ENSAM France in 1984. He began his professional career in 1985 with MATRA SA in its Quality organization and by the end of 1986 had joined the Discrete Division of Thomson Semiconducteurs, located in Tours, where he remained until the beginning of 2001, first as Division Planning and Front-End Production Control Manager and later as the Front-End Operation Manager. Early in 2001, Chery joined our Central Front-End Manufacturing organization as General Manager of the Rousset 8” (200mm) plant, eventually assuming responsibilities for the 6” and 8” wafer fab operations at the site. In 2005, Chery successfully led our restructuring program for 6” front-end wafer manufacturing and he moved to Singapore, where, in 2006, his efforts earned him the responsibility for our Asia-Pacific Front-End Manufacturing operations and EWS (electrical wafer-sort) operations. In February 2009, he was appointed a member of ST-Ericsson’s Board of Directors. He is also Chairman of ST Microelectronics, Crolles 2, SAS. In September 2009, he was appointed a deputy of ST-Ericsson’s Board of Directors. He has been in charge of Information Communication Technology since October 2009.

Andrea Cuomo is Senior Executive Vice President, Member of the Corporate Strategic Committee and General Manager, Sales & Marketing, Europe, Middle East and Africa. After studying at Milano Politecnico in Nuclear Sciences, with a special focus on analog electronics, Mr. Cuomo joined us in 1983 as a System Testing Engineer, and from 1985 to 1989 held various positions to become Automotive Marketing Manager, then computer and industrial product manager. In 1989, Mr. Cuomo was appointed Director of Strategy and Market Development for the Dedicated Products Group, and in 1994 became Vice President of the Headquarters Region, responsible for Corporate Strategic Marketing and for Sales and Marketing to ST Strategic Accounts. In 1998, Mr. Cuomo was appointed as Vice President responsible for Advanced System Technology and in 2002, Mr. Cuomo was appointed as Corporate Vice President and Advanced System Technology General Manager. In 2004, he was given the additional responsibility of serving as our Chief Strategy officer and was promoted to Executive Vice President. In 2008, he was appointed Executive Vice President, GM, EMEA and AST. In July 2010, he was appointed, in addition to his current assignments, Chairman of the Board of Directors of 3Sun S.r.l., a joint venture between Enel, Sharp and ST to manufacture solar panels.

Claude Dardanne is Executive Vice President and General Manager of our Microcontrollers, Memories & Secure MCUs Group, which is part of our Industrial & Multisegment Sector, and has held this position since January 2007. Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST. From 1982, he was responsible for the marketing of microcontroller and microprocessor products. Between 1989 and 1994, Mr. Dardanne served as Marketing Director at Apple Computer, France, and Alcatel-Mietec, Belgium, covering markets such as Education, Banking, as well as Automotive and Industrial. In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group. In 1998, Mr. Dardanne became Head of the EEPROM (Electronically Erasable Programmable Read-Only Memory) Division and was promoted to Group Vice President and General Manager of the Serial Non-Volatile Memories Division in 2002. Two years later, he was appointed Group Deputy General Manager and Head of the Smart Card Division. Mr. Dardanne was born near Limoges, France, in 1952, and graduated with a degree in Electronic Engineering from the Ecole Supérieure d’Ingénieurs en Génie Electrique in Rouen, France.

Carlo Ferro is Senior Executive Vice President, Member of the Corporate Strategic Committee and Chief Financial Officer. Mr. Ferro has been serving as our CFO since May 2003. Mr. Ferro graduated with a degree in Business and Economics from the LUISS Guido Carli University in Rome, Italy in 1984, and has a professional qualification as a Certified Public Accountant in Italy. From 1984 through 1996, Mr. Ferro held a series of positions in finance and control at Istituto per la Ricostruzione Industriale-IRI S.p.A. (I.R.I), and Finmeccanica. Mr. Ferro served as one of our Supervisory Board Controllers from 1992 to 1996. Mr. Ferro was also a part-time university professor of Planning and Control until 1996. From 1996 to 1999, Mr. Ferro held positions at EBPA NV, a process control company listed on the NYSE, rising to Vice President Planning and Control and principal financial officer. Mr. Ferro joined us in June 1999 as Group Vice President Corporate Finance, overseeing finance and accounting for all affiliates worldwide, and served as Deputy CFO from April 2002 through April 2003. Mr. Ferro holds positions on the board of directors of several of our affiliates. He is also a part-time professor of finance at the University LUISS Guido Carli in Rome (Italy). As of February 1, 2009, he is a member of ST-Ericsson’s Board of Directors, as well as Chair of its Audit Committee. He has been the Chairman of Incard SA, our fully-owned affiliate. Since January 2011 Corporate Communications reports to him.

Alisia Grenville is Corporate Vice President, Chief Compliance Officer. She graduated from Queen’s University in Kingston, Ontario with an honor’s degree in French and Italian and from the University of Sussex with a bachelor in law (LLB). Between 1999 and 2004, Grenville worked in top-tier American law firms as a corporate associate, specializing in bank finance, capital markets and M&A transactions, as well as governance, based in both New York and Frankfurt. In 2004, Ms. Grenville became a Senior Compliance Officer at Zurich Financial Services in Zurich. In 2005, she became the Head of Legal Compliance for Serono, S.A. in Geneva, and she joined ST in December 2007. Ms. Grenville is also in charge of the Executive Secretariat of the Supervisory Board, and supervised the Company’s Internal Audits until December 2010. In addition, Ms. Grenville chairs the Company’s Ethics Committee.

Paul Grimme is Executive Vice President and General Manager of STMicroelectronics’ Automotive Product Group. He was born in 1959 in Yankton, South Dakota, and graduated from the University of Nebraska (Lincoln) with a degree in Electrical Engineering and from the University of Texas (Austin) with a Master of Business Administration. Mr. Grimme began his career at Motorola, where he held positions of increasing responsibility in product engineering, marketing and operations management. He served as Corporate Vice President and General Manager of the 8/16-bit Products Division. In 1999, Grimme was promoted to Vice President and General Manager of the Advanced Vehicle Systems Division. He was later appointed Senior Vice President of the Transportation and Standard Products Group and continued in that role at Freescale Semiconductor after Motorola spun off its semiconductor business. Mr. Grimme also served as Senior Vice President and General Manager of Freescale Semiconductor’s Microcontroller Solutions Group. Mr. Grimme joined STMicroelectronics as Deputy General Manager of the Automotive Product Group in early 2009. Mr. Grimme was promoted to his current position in September 2009.

Fabio Gualandris is Corporate Vice President, Product Quality Excellence. Mr. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984, and was promoted to R&D Director of Operations in 1989. In 1996, Mr. Gualandris became Automotive Business Unit Director, focusing on product quality and development. After two years in the US as President and CEO of Semitool, a semiconductor-manufacturing equipment vendor, he rejoined ST in 2000 as Group VP responsible for the RAM/PSRAM Product Division and the Flash Automotive Business Unit. In 2005, Mr. Gualandris was appointed CEO of ST Incard, an ST smart-card subsidiary. Two years later, he contributed to the carve out of ST’s Flash Memory Group and subsequently joined Numonyx, the joint venture with Intel, as VP and Supply Chain General Manager. Mr. Gualandris has authored several technical and managerial papers, holds some international patents, and served as a board member in Incard SA, ST Incard, and the Numonyx-Hynix joint venture in China. He also served as Board member and President of Numonyx Italy. Mr. Gualandris was born in Bergamo, Italy, in 1959. He graduated in Physics from the University of Milan.

François Guibert is Executive Vice President and President, Greater China & South Asia Region. He was born in Beziers, France in 1953 and graduated from the Ecole Supérieure d’Ingénieurs de Marseilles in 1978. After three years at Texas Instruments, he joined Thomson Semiconducteurs in 1981 as Sales Manager Telecom. From 1983 to 1986, he was responsible for ICs and strategic marketing of telecom products in North America. In 1988 he was appointed Director of our Semi-custom Business for Asia Pacific and in 1989 he became President of ST-Taiwan. Since 1992 he has occupied senior positions in Business Development and Investor Relations and was Group Vice President, Corporate Business Development which includes M&A activities from 1995 to the end of 2004. In January 2005, Mr. Guibert was promoted to the position of Corporate Vice President, Emerging Markets Region and in October 2006, he was appointed to his current position. In 2008, Mr. Guibert was appointed a member of Veredus’ Board of Directors.

Tjerk Hooghiemstra is Senior Executive Vice President, Member of the Corporate Strategic Committee and Chief Administrative Officer, responsible for Corporate Human Resources, Learning, Legal, Compliance, Internal Communication, Sustainability and Security, as well as for the Intellectual Properties Business Unit. He has held this position since February 2010. He is a member of our Corporate Strategic Committee. He began his career at AMRO Bank. Later he joined HayGroup, a leading global HR consultancy, where he rose through the ranks to become the European head of HayMcBer, the group’s HR and leadership development arm, in 1991. Five years later, Mr. Hooghiemstra joined Philips Consumer Electronics as Managing Director of Human Resources. In 2000, he was appointed a member of Royal Philips Electronics’ Group Management Committee, responsible for Corporate Human Resources of the 160,000-employee global electronics group. In this position, Mr. Hooghiemstra successfully developed global HR processes, policies and tools across all Philips’ businesses, establishing leading-edge talent and leadership development programs. From 2007-2009, Mr. Hooghiemstra served as Executive Vice President, Human Resources, at the Majid Al Futtaim retail and real-estate group in Dubai, UAE. Mr. Hooghiemstra was born in Hoogeveen, The Netherlands in 1956. He graduated with a degree in Economics from the Erasmus University in Rotterdam, The Netherlands.

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

Robert Krysiak is Executive Vice President of STMicroelectronics and General Manager of the Company’s Americas Region and has held this position since January 2010. He also chairs ST’s Task Force on Electronic Manufacturing Services, the Worldwide Computer Market Program and the Worldwide Medical Program. Mr. Krysiak started his professional career in 1983 with INMOS, a company acquired by SGS-Thomson Microelectronics (now STMicroelectronics) in 1989. He formed and led a CPU design group since 1992, and in 1997 he was appointed Group Vice President and General Manager of ST’s STAR division, which incorporated 16/32/64-bit microcontrollers and DSP products. Two years later, he became Group Vice President responsible for micro cores development, including advanced System-on-Chip products for the digital consumer market. In 2001, Mr. Krysiak took charge of ST’s DVD division. In 2004, he was promoted to Marketing Director for the Home, Personal and Communications sector, the Company’s largest product organization at the time. In 2005, when ST created its Greater China regional organization, covering ST’s operations in China, Hong Kong and Taiwan, Mr. Krysiak was appointed Corporate Vice President and General Manager. Mr. Krysiak was born in Bristol, UK in 1954. He graduated from Cardiff University, UK, with a degree in Electronics and holds an MBA from the University of Bath, UK.

Philippe Lambinet is Senior Executive Vice President, Member of the Corporate Strategic Committee and General Manager Home Entertainment & Displays Group. He graduated from the Paris Ecole Supérieure d’Electricité in 1979 with a Master’s Degree in Electronics. He began his professional career as a software engineer with Control Data Corporation in 1979 and in 1980 joined Thomson’s semiconductor subsidiary EFCIS to work in application engineering. He later supervised ASIC Operations at Thomson’s Mostek Corporation in Carrollton, Texas and in 1990 took charge of design and marketing for Mixed Signal Semi-custom Products within the Company’s Programmable Products Group. In 1997, he became Group Vice President and General Manager of the Digital Video Division. He then joined Advanced Digital Broadcast Group (ADB) as CEO of ADB-SA and became COO of ADB Holdings SA and Vice Chairman. As of January 2011, he is also Corporate Strategy Officer in charge of Strategic Planning and Corporate Business Development.

Claudia Levo is Corporate Vice President, Communication. In 1993, Ms. Levo began her career with Marconi, a global telecommunications company, where she was responsible for a number of management roles within the Communication function, including marketing communications, and internal and external communications across wide geographies. In 2005, Ms. Levo managed the communication activities related to the integration of Marconi with Ericsson, and was subsequently appointed Vice President for Communications at the newly-formed Ericsson Multimedia Business Unit. In 2008, Ms. Levo was appointed Vice President Communications at Italtel. In early 2009 she joined ST-Ericsson, the newly-established wireless joint venture between the Company and Ericsson, as Senior Vice President and head of Global Communications. In this capacity, she has successfully built the Global Communication function covering marketing and portfolio communication, public and media relations, investor relations and internal communication. Ms. Levo was born in Genoa, Italy, in 1965, and holds a language school diploma in English and Russian.

Loïc Liétar is Executive Vice President for New Ventures of STMicroelectronics. He is setting up a Strategic Corporate Venture Fund for STMicroelectronics. Mr. Liétar joined Thomson Semiconducteurs, a predecessor company to STMicroelectronics, in 1985. After working in R&D Management and Marketing, he was appointed Director of the Company’s Advanced Systems Technology (AST) labs in the US in 1999. Four years later, Mr. Liétar became General Manager of ST’s Cellular Terminals Division, and later moved to head the Application Processor Division, which brought to market ST’s leading-edge Nomadik mobile multimedia processor. In 2006, he was appointed Group Vice President, Strategies, and contributed to establishing ST’s R&D partnership with IBM and two joint ventures — the Numonyx flash-memory joint venture with Intel and ST-Ericsson, combining the wireless operations of ST, NXP and Ericsson. Mr. Liétar sits on the Board of Directors of the Global Semiconductor Alliance (GSA). He has been in charge of STMicroelectronics’ strategy from January 2008 to January 2011. During this time, he was responsible for the Company’s Strategic Planning, Corporate Business Development and Corporate Communication (from February 2010). Mr. Lietar also sat on the Board of Directors of ST-Ericsson from February 2009 to January 2011. He graduated with a degree in Engineering from the École Polytechnique, Paris, in 1984, a Master’s degree in Microelectronics from Orsay University (1985) and he holds an MBA from Columbia University, New York (1993).

Pierre Ollivier is Corporate Vice President, General Counsel. He obtained a Law Degree at Caen University in 1976 and a postgraduate degree in International Business law at Paris 1 University in 1978. After graduation, he joined Clifford Turner (now Clifford Chance) and then, in 1982, joined Stein Heurtey, an engineering firm, where he was responsible for legal affairs. In 1984, Mr. Ollivier joined Thomson CSF where he first worked in the Electronics systems and equipment branch, later moving to corporate headquarters. Mr. Ollivier became general counsel of STMicroelectronics in 1990, a position he has held since. From 1994 until 2007, he also acted as Executive Secretary to the Secretariat of the Supervisory Board. In January 2008, Mr. Ollivier was promoted to Executive Vice President, General Counsel. In addition to legal matters involving contracts, litigation and general corporate matters, his responsibilities include developing the protection and extraction of value from ST’s Intellectual Property, as well as the negotiation and management of worldwide insurance programs for ST’s global group of companies.

Carlo Emanuele Ottaviani was Corporate Vice President, Communication. He began his career in 1965 in the Advertisement and Public Relations Office of SIT-SIEMENS, today known as ITALTEL. He later had responsibility for the activities of the associated semiconductor company ATES Electronic Components. ATES merged with the Milan-based SGS in 1971, and Mr. Ottaviani was in charge of the advertisement and marketing services of the newly formed SGS-ATES. In 1975, he was appointed Head of Corporate Communication worldwide, and has held this position since that time. In 2001, Mr. Ottaviani was appointed by STMicroelectronics Foundation, an independent charitable organization, as its President. Mr. Ottaviani passed away in January 2011.

Carmelo Papa is our Senior Executive Vice President, Member of the Corporate Strategic Committee and General Manager of our Industrial & Multisegment Sector. He received his degree in Nuclear Physics at Catania University. Mr. Papa joined us in 1983 and in 1986 was appointed Director of Product Marketing and Customer Service for Transistors and Standard ICs. In 2000, Mr. Papa was appointed Corporate Vice President, Emerging Markets and in 2001, he took on additional worldwide responsibility for our Electronic Manufacturing Service to drive forward this new important channel of business. From January 2003 through December 2004, he was in charge of formulating and leading our strategy to expand our customer base by providing dedicated solutions to a broader selection of customers, one of our key growth areas. In 2005, he was named Corporate Vice President.

Jeffrey See is our Executive Vice President and General Manager, Packaging & Test Manufacturing. After Mr. See graduated from the Singapore Polytechnic in 1965, he became a Chartered Electronic Engineer at the Institution of Electrical Engineers (IEE) in the UK. In 1969, Mr. See joined SGS Microelettronica, a forerunner company of ST, as a Quality Supervisor at its first Assembly and Test facility in Toa Payoh, Singapore and was promoted to Deputy Back-End Plant Manager in 1980. In 1983, Mr. See was appointed to manage the start-up of the region’s first wafer fabrication plant (125-mm) in Ang Mo Kio, Singapore and became General Manager of the front-end operations in 1992. In 2001, Mr. See was appointed Vice President and Assistant General Manager of Central Front-End Manufacturing and General Manager of the Asia Pacific Manufacturing Operations, responsible for wafer fabrication and electrical wafer sort in the region.

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

Key Information — Risk Factors — Risks Related to Our Operations — Loss of key employees could hurt our competitive position”.

Compensation

Pursuant to the decisions adopted by our shareholders at the annual shareholders’ meeting held on May 25, 2010, the aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2010 was €942,875.00 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors’ Fees

Antonino Turicchi	€146,125
Gérald Arbola	€146,125
Raymond Bingham	€83,750
Douglas Dunn	€86,375
Didier Lamouche	€79,125
Didier Lombard	€84,750
Alessandro Ovi	€73,250
Bruno Steve	€95,125
Tom de Waard(1)	€148,250

Total	€942,875

(1)	Compensation, including attendance fees of $1,500 per meeting of our Supervisory Board or committee thereof, was paid to Clifford Chance LLP.

We do not have any service agreements with members of our Supervisory Board.

The total amount paid as compensation in 2010 to our executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO as well as executive officers employed by us during 2010, was approximately $15.7 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $12.5 million. Within such amount, the remuneration of our current sole member of our Managing Board and President and CEO in 2010 was:

Sole Member of Our Managing Board and			Non-cash
President and CEO	Salary	Bonus(1)	Benefits(2)	Total

Carlo Bozotti	$804,824	$510,906	$957,323	$2,273,053

(1)	The bonus paid to the sole member of our Managing Board and President and CEO during the 2010 financial year was approved by the Compensation Committee, and approved by the Supervisory Board in respect of the 2009 financial year, based on fulfillment of a number of pre-defined objectives for 2009.

(2)	Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders’ meeting on May 14, 2008 for a three-year period. At our annual shareholders’ meeting in 2011, the mandate of Mr. Bozotti will expire; however, the Supervisory Board will propose for shareholder approval the reappointment of Mr. Bozotti for a three-year term at our annual shareholders’ meeting in 2011. In each of the years 2007, 2008 and 2009, Mr. Bozotti was granted, in accordance with the compensation policy approved by the shareholders’ meeting, up to 100,000 nonvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

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

Consistent with this compensation policy, the Supervisory Board, upon the recommendation of its compensation committee, set the criteria to be met for Mr. Bozotti for attribution of his 2010 bonus (based on new product introductions, market share and budget targets, as well as corporate governance initiatives). The Supervisory Board, however, has not yet determined the amount of the CEO bonus for 2011.

With regard to Mr. Bozotti’s 2008 nonvested stock awards, the Supervisory Board, upon the recommendation of its Compensation Committee, noted that only one out of the three performance criteria linked to sales, operating income and return on net assets had been met under the Employee stock award Plan and concluded that Mr. Bozotti was entitled to 33,331 stock awards, which vest as defined by the Plan one year, two years and three years, respectively, after the date of the grant, provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2009 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board noted that only two out of the three performance criteria linked to sales, operating income and cash flow had been met under the Employee stock award Plan and concluded that Mr. Bozotti was entitled to 66,672 stock awards, which vest as defined by the Plan one year, two years and three years, respectively, after the date of the grant provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2010 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board, however, has not yet determined whether the performance criteria which condition the vesting (and which, like for all employees benefiting from nonvested share awards, are linked to sales, operating income and cash flow) have been met.

During 2010, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. In respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2010 we made a contribution of $0.3 million to the plan of our current President and Chief Executive Officer, $0.4 million to the plan of our Chief Operating Officer, and $0.4 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2010 and no longer salaried in 2010 were $0.5 million.

Except as provided below, we did not extend any loans or overdrafts to our Supervisory Board members or to the sole member of our Managing Board and President and CEO. Furthermore, we have not guaranteed any debts or concluded any leases with our Supervisory Board members or their families, or the sole member of the Managing Board or his family. We did advance certain funds relating to withholding taxes on behalf of one of our Supervisory Board members in connection with his sale of restricted stock awards. Such advances were not material and have been fully repaid to the Company.

For information regarding stock options and other stock-based compensation granted to members of our Supervisory Board, the Managing Board and our executive officers, please refer to “— Stock Awards and Options” below.

The current members of our Executive Committee and the Managing Board were covered in 2010 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2010 to provide pension, retirement or similar benefits for our Executive Committee and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $3.6 million, which includes statutory employer contributions for state-run retirement, similar benefit programs and other miscellaneous allowances.

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

Pursuant to the shareholders’ resolutions adopted by our 2008 and 2009 annual shareholders’ meeting, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	approved, for a five-year period, our 2008 nonvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us;

•	approved conditions relating to our 2009 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance; and

•	approved conditions relating to our 2010 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance.

We use our treasury shares to cover the stock awards granted under the Employee USA Plans. As of December 31, 2010, 3,251,737 stock awards granted in relation to the 2007, 2008 and 2009 plans had vested, leaving 28,734,002 treasury shares outstanding. The 2010 Employee nonvested stock award plan generated an additional charge of $12 million in the consolidated statements of income for 2010, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

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

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the nonvested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding and nonvested as of December 31, 2010.

2001 Plan (Employees)
April 25, 2001
(outstanding grants)

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7

Date of the grant	27-Apr-01	4-Sep-01	1-Nov-01	2-Jan-02	25-Jan-02	25-Apr-02	26-Jun-02

Total Number of Shares which may be purchased	9,521,100	16,000	61,900	29,400	3,656,103	9,708,390	318,600

Vesting Date	27-Apr-03	4-Sep-03	1-Nov-03	2-Jan-04	25-Jan-03	25-Apr-04	26-Jun-04

Expiration Date	27-Apr-11	4-Sep-11	1-Nov-11	2-Jan-12	25-Jan-12	25-Apr-12	26-Jun-12

Exercise Price	$39.00	$29.70	$29.61	$33.70	$31.09	$31.11	$22.30

Terms of Exercise	32% on	32% on	32% on	32% on	50% on	32% on	32% on

	27-Apr-03	4-Sep-03	1-Nov-03	2-Jan-04	25-Jan-03	25-Apr-04	26-Jun-04

	32% on	32% on	32% on	32% on	50% on	32% on	32% on

	27-Apr-04	4-Sep-04	1-Nov-04	2-Jan-05	25-Jan-04	25-Apr-05	26-Jun-05

	36% on 27-Apr-05	36% on 4-Sep-05	36% on 1-Nov-05	36% on 2-Jan-06		36% on 25-Apr-06	36% on 26-Jun-06

Number of Shares to be acquired with Outstanding Options as of December 31, 2010	6,628,730	0	29,800	18,100	2,443,311	6,914,869	91,206

Held by Managing Board/Executive Officers	313,500	0	0	0	122,300	324,530	0

2001 Plan (Employees) (continued)
April 25, 2001
(outstanding grants)

	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17

Date of the grant	1-Aug-02	17-Dec-02	14-Mar-03	3-Jun-03	24-Oct-03	2-Jan-04	26-Apr-04	1-Sep-04	31-Jan-05	17-Mar-05
Total Number of Shares which may be purchased	24,500	14,400	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	1-Aug-04	17-Dec-04	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
Expiration Date	1-Aug-12	17-Dec-12	14-Mar-13	3-Jun-13	24-Oct-13	2-Jan-14	26-Apr-14	1-Sep-14	31-Jan-15	17-Mar-15
Exercise Price	$20.02	$21.59	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1-Aug-04	17-Dec-04	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1-Aug-05	17-Dec-05	14-Mar-06	3-Jun-06	24-Oct-06	2-Jan-07	26-Apr-07	1-Sep-07	31-Jan-08	17-Mar-08
	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on
	1-Aug-06	17-Dec-06	14-Mar-07	3-Jun-07	24-Oct-07	2-Jan-08	14-Mar-08	1-Sep-08	31-Jan-09	17-Mar-09
Number of Shares to be acquired with Outstanding Options as of December 31, 2010	1,300	12,900	8,868,063	163,950	112,150	11,700	9,432,285	107,231	17,300	6,000
Held by Managing Board/ Executive Officers	0	0	392,200	0	31,000	0	475,400	0	0	0

2007 nonvested Stock Award Plan

In 2007, in accordance with the Stock-Based Compensation Plan for Employees as approved by our shareholders at our annual shareholders’ meeting in 2006, up to six million nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2007 approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,911,840 shares have been awarded under such plan as of December 31, 2010, out of which none remain outstanding and nonvested as of December 31, 2010.

2008 nonvested Stock Award Plan — 2008 Allocation

In 2008, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008, up to six million nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2008 also approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,773,705 shares have been awarded under such allocation as of December 31, 2010, out of which up to 628,510 remain outstanding but nonvested as of December 31, 2010.

2008 nonvested Stock Award Plan — 2009 Allocation

In 2009, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2009, up to six million nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2009 also approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,583,540 shares have been awarded under such allocation as of December 31, 2010, out of which up to 2,774,056 remain outstanding but nonvested as of December 31, 2010.

2008 nonvested Stock Award Plan — 2010 Allocation

In 2010, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2009, up to 6,516,460 nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2010 approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 6,566,375 shares have been awarded under such allocation as of December 31, 2010, out of which up to 6,506,820 remain outstanding but nonvested as of December 31, 2010.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board has approved the conditions which shall apply to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2010, and to the continued presence at the defined vesting dates in 2011, 2012 and 2013 of the beneficiaries of the nonvested stock awards.

Furthermore, the Compensation Committee, on behalf of the entire Supervisory Board and with the approval of the entire Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed 6,516,460 for 2010 shares.

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

1999 and 2002 Plans
(for Supervisory Board Members and Professionals)
(outstanding grants)

Date of Annual	May 31, 1999		March 27, 2002
Shareholders’ Meeting	Tranche 2	Tranche 3	Tranche 1	Tranche 2	Tranche 3

Date of the grant	16-Jun-00	27-Apr-01	25-Apr-02	14-Mar-03	26-Apr-04
Total Number of Shares which may be purchased	103,500	112,500	132,000	132,000	132,000
Vesting Date	16-Jun-01	27-Apr-02	25-May-02	14-Apr-03	26-May-04
Expiration Date	16-Jun-08	27-Apr-11	25-Apr-12	14-Mar-13	26-Apr-14
Exercise Price	$62.01	$39.00	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2010	0	90,000	108,000	108,000	132,000

At December 31, 2010, options to purchase a total of 90,000 common shares were outstanding under the 1999 Stock Option Plan and options to purchase 348,000 common shares were outstanding under the 2002 Supervisory Board Stock Option Plan.

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

In 2005, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2008. In 2006, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2009. In 2007, 165,000 shares were granted to the beneficiaries under such plan, out of which 0 were outstanding as of December 31, 2010.

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock-Based Compensation Plan as of December 31, 2010. See Note 17 to our Consolidated Financial Statements.

	2005	2006	2007

Total number of Shares outstanding	0	0	0
Expiration date	25-Oct-15	29-Apr-16	28-Apr-17

2008, 2009 and 2010 Stock-based Compensation for members and professionals of the Supervisory Board.  Our 2008 annual shareholders’ meeting approved the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our share. In 2008, 165,000 shares were granted to the beneficiaries under such plan, out of which 42,500 were outstanding as of December 31, 2010. In 2009, 165,000 shares were granted to the beneficiaries under such plan, out of which 95,000 were outstanding as of December 31, 2010. In 2010, 172,500 shares were granted to the beneficiaries under such plan, out of which 150,000 were outstanding as of December 31, 2010.

The table below reflects the grants to the Supervisory Board members and professionals under the 2008 Stock-Based Compensation Plan as of December 31, 2010. See Note 17 to our Consolidated Financial Statements.

	2008	2009	2010

Total number of Shares outstanding	42,500	95,000	150,000
Expiration date	14-May-18	20-May-19	27-May-20

Employees

The tables below set forth the breakdown of employees, including the employees of the consolidated entities of ST-Ericsson JVS, by main category of activity and geographic area for the past three years.

	At December 31,
	2010	2009	2008

France	11,080	10,960	10,790
Italy	8,620	8,290	8,200
Rest of Europe	2,760	3,200	2,320
United States	1,870	2,000	3,250
Mediterranean (Malta, Morocco, Tunisia)	4,760	4,630	5,840
Asia	24,210	22,480	21,410

Total	53,300	51,560	51,810

	At December 31,
	2010	2009	2008

Research and Development	11,910	12,330	11,900
Marketing and Sales	2,540	2,640	2,670
Manufacturing	33,580	31,300	32,290
Administration and General Services	2,620	2,560	2,470
Divisional Functions	2,650	2,730	2,480

Total	53,300	51,560	51,810

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of February 14, 2011:

	Common Shares Owned
Shareholders	Number	%

ST Holding II	250,704,754	27.54
Public	575,278,098	63.19
Brandes Investment Partners(1)	55,703,451	6.12
Treasury shares	28,734,002	3.16
Total	910,420,305	100

(1)	According to information filed February 14, 2011 on Schedule 13G, Brandes Investment Partners’ shares in our company are beneficially owned by the following group of entities: Brandes Investment Partners, L.P., Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby.

Our principal shareholders do not have different voting rights from those of our other shareholders.

ST Holding II is a wholly owned subsidiary of ST Holding. As of December 31, 2010, FT1CI (the “French Shareholder”), controlled by Areva and CEA, and the Ministry of the Economy and Finance (the “Italian Shareholder”), directly held 50% each in ST Holding. The indirect interest of FT1CI and the Ministry of the Economy and Finance in us is split on a 50%-50% basis. Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI and the Ministry of the Economy and Finance each indirectly held 125,352,377 of our common shares, representing approximately 13.7% of our issued share capital as of December 31, 2010. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of FT1CI or the Ministry of the Economy and Finance, will decrease or, as the case may be, increase the indirect interest of respectively FT1CI or the Ministry of the Economy and Finance, in our issued share capital. FT1CI is a jointly held company originally set up by Areva and France Telecom to control the interest of the French shareholders in ST Holding. As of December 31, 2010, Areva and CEA are the sole shareholders of FT1CI. Following the transfer to the Ministry of the Economy and Finance of all of CDP’s shares in STMicroelectronics N.V. on December 21, 2010, CDP no longer has a shareholding in ST Holding. Following a preliminary announcement on December 16, 2010 and documents subsequently filed by ST Holding II with the Securities and Exchange Commission, we became aware that the Fonds Stratégique d’Investissement (“FSI”) entered into a binding share purchase agreement with Areva on February 8, 2011 with a view to acquiring Areva’s stake in FT1CI, at a price of €7.00 per share for a total of €695 million, and thereby become an indirect 10.9% shareholder in STMicroelectronics N.V. FSI is a strategic investment fund 51% owned by Caisse des Dépôts et Consignations and 49% owned by the French government. Areva (formerly known as CEA-Industrie) is a corporation controlled by CEA. Areva is listed on Euronext Paris in the form of Investment Certificates. CEA is a French-government funded technological research organization. CDP is an Italian corporation 70% owned by the Ministry of the Economy and Finance and 30% owned by a consortium of 66 Italian banking foundations.

ST Holding II owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding II may further dispose of its shares as provided below in “— STH Shareholders’ Agreement — Disposals of our Common Shares” and pursuant to the eventual conversion of our outstanding convertible instruments. Set forth below is a table of ST Holding II’s holdings in us as of the end of each of the past three financial years:

	Common Shares Owned
	Number	%

December 31, 2010	250,704,754	27.5
December 31, 2009	250,704,754	27.5
December 31, 2008	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CEA, the Ministry of the Economy and Finance or FT1CI may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2010:

(1)	In addition to the 27.5% held by ST Holding and the 69.3% held by the Public, 3.2% are held by us as Treasury Shares.

On December 21, 2010, CDP transferred to the Ministry of the Economy and Finance all of its shares in us, held indirectly through ST Holding. Following this transaction, CDP no longer holds any of our shares, whether indirectly through ST Holding or directly, and is no longer a party to the STH Shareholders’ Agreement and all of its rights related thereto have been transferred to the Ministry of the Economy and Finance.

Announcements about additional disposals by ST Holding II or our indirect shareholders may come at any time, and we may not be informed of such beforehand. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly”.

Shareholders’ Agreements

STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008. The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supersedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are Areva, CEA, the Ministry of the Economy and Finance and FT1CI. Following the Ministry of the Economy and Finance’s acquisition of all of CDP’s shares in us, held indirectly through ST Holding, CDP is no longer a party to the STH Shareholders’ Agreement and all of its rights and obligations related thereto have been transferred to the Ministry of the Economy and Finance. The Ministry of the Economy and Finance is in the process of signing a deed of adherence to the Shareholders’ Agreement. Upon FSI’s acquisition of the FT1CI shares, it intends to continue the Shareholders’ Agreement until the conclusion of a new shareholders’ agreement with the Ministry of the Economy and Finance.

We understand, based on publicly available documents, that once FSI and Areva implement the share purchase agreement of February 8, 2011, FSI will become a party to the STH Shareholders’ Agreement and will sign a deed of adherence thereto, and Areva will no longer be a party thereto.

Pursuant to the terms of the STH Shareholders’ Agreement, FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand, have agreed to certain corporate governance rights provided that they maintain equal interests in our share capital. See further details below.

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

Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance of the indirect interests in us between FT1CI and the Ministry of the Economy and Finance (FT1CI and the Ministry of the Economy and Finance are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” is defined as (i) a period through March 17, 2011, provided that each STH Shareholder owns at all times a voting stake at least equal to 10.5% of our issued and outstanding shares, and (ii) subject to the aforementioned condition, thereafter as long as each STH Shareholder owns at any time, including as a result of the exercise of the “Re-balancing Option” (as defined below), a voting stake equal to at least 47.5% of the total voting stakes. During the Balance Period, each of FT1CI and the Ministry of the Economy and Finance has an option to rebalance their shareholdings, referred to as the “Rebalancing Option”, as further described below.

FSI and the Italian Ministry of the Economy and Finance have recently entered into discussions aimed at extending the March 17, 2011 deadline incorporated into the definition of the Balance Period.

During the Balance Period, the STH Shareholders agree that the holding company will have a managing board comprised of two members (one member designated by FT1CI, and one previously designated by CDP, with a new member to be designated by the Ministry of the Economy and Finance at the next Annual General Meeting of ST Holding) and a supervisory board comprised of six members (three designated by FT1CI and three previously designated by CDP, with three new members to be designated by the Ministry of the Economy and Finance at the next Annual General Meeting of ST Holding). The Chairman of the Supervisory Board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between the Ministry of the Economy and Finance on the one hand and FT1CI on the other hand. The current Chairman is Matteo Del Fante.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of our Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and those by us; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and that of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and the Ministry of the Economy and Finance or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.

With regard to STMicroelectronics N.V. during the Balance Period: (i) each of the STH Shareholders (FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to our annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our annual shareholders meeting. The STH Shareholders also agreed that the Chairman of our Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice Chairman of our Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of the Vice Chairman be entitled to propose the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of our Supervisory Board.

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

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in our company.

Disposals of our Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. ST Holding II may enter into escrow arrangements with STH Shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH Shareholders that dispose of our shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI, ST Holding or ST Holding II to any of our top ten competitors, or any company that controls such competitor.

Re-adjusting and Re-balancing options

The STH Shareholders’ Agreement provides that the parties have the right, subject to certain conditions, to re-balance their indirect holdings in our shares to achieve parity between FT1CI on the one hand and the Ministry of the Economy and Finance on the other hand. If at any time prior to March 17, 2011, the voting stake in us of one of the STH Shareholders (FT1CI on the one hand, and the Ministry of the Economy and Finance on the other hand) falls below 10.5% due either to (a) the exchange by a third party of any exchangeable instruments issued by an STH Shareholder or (b) to an issuance by us of new shares subscribed to by a third party, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a “Re-adjusting Option”. In such case, the STH Shareholders will cause the holding company to purchase the number of our common shares necessary to increase the voting stake of such STH Shareholder to 10.5% of our issued and outstanding share capital.

If three months prior to March 17, 2011, the Balance Period has not already expired and if on such date the voting stake of one of the STH Shareholders (FT1CI on the one hand, and the Ministry of the Economy and Finance on the other hand) has fallen below 47.5% of the total voting stake in ST Holding, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a “Re-balance Option” no later than 30 Business Days prior to March 17, 2011. In such case, the STH Shareholders will cause the holding company to purchase before March 17, 2011 the number of our common shares necessary to re-balance at 50/50% the respective voting stakes of the STH Shareholders.

FSI and the Italian Ministry of the Economy and Finance have recently entered into discussions aimed at extending the March 17, 2011 deadline incorporated into the definition of the Balance Period.

Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

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

Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The STH Shareholders’ Agreement will remain in force as long as the Ministry of the Economy and Finance, on the one hand, and any of Areva, FT1CI or CEA, on the other hand, are shareholders of the holding company.

Preference Shares

On November 27, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”). This is a common practice used by a majority of publicly traded Dutch companies. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is legally independent of our Company and our major shareholders. Our Supervisory Board approved this option agreement, dated February 7, 2007, to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. It provides for the issuance of up to a maximum of 540,000,000 preference shares. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

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

Related Party Transactions

One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of our Supervisory Board members are non-executive directors of Soitec, two of the members of the Supervisory Board are also members of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s-length basis in line with market practices and conditions.

For the years ended, December 31, 2010 December 31, 2009 and December 31, 2008, our related party transactions were primarily with our significant shareholders, or their subsidiaries and companies in which our management perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom, Equant, Orange, Finmeccanica, CDP, Flextronics, Oracle and Technicolor.

See Note 28 for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity investments.

Item 8.	Financial Information

Financial Statements

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license to patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” in our Form 20-F.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment. There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities. Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera added ST as a co-defendant to a lawsuit filed by Tessera on October 7, 2005, against Advanced Micro Devices Inc., Spansion, ChipMOS, Advanced Semiconductor Engineering, Siliconware Precision Industries and STATS Chippac in the U.S. District Court for the Northern District of California, claiming ST infringes certain patents related to ball grid array (“BGA”) packaging technology. Tessera also claims that our U.S. affiliate, STMicroelectronics, Inc (“ST Inc.”), breached the terms of a license agreement with Tessera. The District Court Action is stayed pending resolution of the ITC proceeding discussed below, including all appeals.

On April 17, 2007, Tessera filed a complaint with the International Trade Commission in Washington, D.C. (“ITC”) against us, ATI Technologies, Freescale, Motorola, Qualcomm, and Spansion claiming infringement of two patents related to BGA packaging technology and requesting that the ITC issue an injunction barring the importation into the U.S. of certain products using such BGA packaging technology. On December 1, 2008, the Administrative Law Judge (“ALJ”) at the ITC issued an initial determination finding the asserted Tessera patents valid but not infringed. On May 20, 2009, the ITC issued a final determination reversing the ALJ’s decision and finding the asserted Tessera patents valid and infringed. The ITC issued a limited exclusion order prohibiting the importation of infringing products. ST Inc. was not affected by this order by virtue of its license agreement with Tessera (which is the subject of a claim in the District Court Action described above). On December 21, 2010, the U.S. Court of Appeals for the Federal Circuit issued a decision affirming the ITC’s final determination. We are considering further appeals. The Tessera patents expired on September 21, 2010. As a result, the ITC’s exclusion order expired on that date. We continue to assess the merits of all ongoing litigation with Tessera.

We are a party to legal proceedings with Rambus Inc.

On December 1, 2010, Rambus Inc. (“Rambus”) filed a complaint with the ITC against us, Broadcom, Freescale, LSI, Media Tek and NVIDIA as primary respondents, as well as multiple other companies allegedly purchasing semiconductor products from such primary respondents, including customers of ST, such as CISCO, HP, Garmin, and Seagate. The ITC complaint alleges infringement of six Rambus patents that allegedly cover certain peripheral interfaces including PCI Express, DisplayPort, SATA and SAS interface, and/or DDR type, LPDDR type, or GDDR type memory controllers, and requests the ITC grant a permanent exclusion order prohibiting the importation into the U.S. by ST and the other named respondents of the semiconductor chips and products containing such semiconductor chips. On December 29, 2010 the ITC voted to institute an investigation based on Rambus’ complaint and on February 15, 2011 the Administrative Law Judge at the ITC issued a procedural order pursuant to which a hearing is currently scheduled to be held in October 2011, an Initial Determination to be rendered no later than January 4, 2012, with a final determination expected for May 2012.

Also on December 1, 2010, Rambus also filed a lawsuit against us in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents, including the six patents asserted by Rambus in the ITC. Rambus claims these patents read on certain peripheral interfaces and/or memory controllers which meet the requirements defined by certain industry setting standards bodies such as JEDEC. A number of these patents have expired. The District Court case will remain stayed with respect to the six Rambus patents asserted in the ITC and the Court may elect to stay this matter in its entirety.

We intend to vigorously defend our positions in these matters. However given the fact that several of the asserted patents have been successfully litigated by Rambus in the past and could be found to apply to certain industry standards, there is no assurance that we will prevail and that we may not be required to take a license from Rambus at conditions which may adversely affect our results of operations if we are unable to pass through such costs to our customers.

We are a party to a dispute with Credit Suisse Securities and Credit Suisse Group concerning Auction Rate Securities.

In February 2008, we instituted FINRA arbitration proceedings against Credit Suisse Securities (“Credit Suisse”) in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit-linked notes (the “Unauthorized Securities”) instead of the federally guaranteed student loan securities that we had instructed Credit Suisse to purchase. On March 19, 2010, the U.S. District Court for the Southern District of New York (the “District Court”) issued a ruling affirming the unanimous arbitration award in our favor for more than $432 million, including collected interest, entered in February 2009 by FINRA. The District Court denied Credit Suisse’s motion to vacate the award and granted our petition to affirm the award and directed Credit Suisse to pay us the unpaid balance. On March 31, 2010, the District Court issued a judgment confirming the March 19, 2010 order and closing the case. On August 24, 2010, the District Court issued a judgment confirming the ruling of March 2010, which was subsequently appealed by Credit Suisse. After filing the required supersedeas bond, Credit Suisse filed on September 21, 2010 an appeal to the U.S. Court of Appeals for the Second Circuit (the “Court of Appeals”), and three days later we filed a motion for an expedited appeal. On February 24, 2011, we received notice that the US Court of Appeals for the Second Circuit has fixed March 28, 2011 as the trial date. Based on the FINRA arbitration award, as affirmed by the District Court, we should receive approximately $357 million, which includes approximately $27 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of these securities.

We are a party to arbitration proceedings following a complaint filed by NXP Semiconductors.

On December 4, 2009 the Company received from the International Chamber of Commerce the notification of a request for arbitration filed by NXP Semiconductors Netherlands BV “NXP” against STMicroelectronics NV, and ST-Ericsson, claiming compensation for so called underloading costs, pursuant to a Manufacturing Services Agreement entered into between NXP and ST-NXP Wireless, at the time of the creation of ST-NXP Wireless, the Company’s wireless semiconductor products joint venture with NXP, in August 2008. The claim is currently evaluated by NXP at approximately $59 million. In January 2009, NXP agreed upon our request to withdraw its claim against ST-Ericsson. The Company is contesting the NXP claim vigorously. An arbitration hearing is currently planned to occur in Paris beginning May 23, 2011. We continue to assess the merits of NXP’s claims against us and possible other claims to be made by us against NXP.

EU Smartcard Investigation.

On October 21, 2008, the EU Commission carried out a dawn raid at our Montrouge premises near Paris, France, based on an investigation being conducted by the EU Commission on alleged anti-competitive practices pertaining to the manufacture of integrated circuits for smartcards. The Commission believes that the main manufacturers of ICs for smartcards may have been in contact and exchanged confidential information on future pricing, prices to certain customers, future production capacities, and plans for new products during a period between January 1999 and November 2006. We have offered to support the EU in the pursuit of its investigation. We have not received any further communication from the EU since October 21, 2008.

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

Our policies generally cover a twelve-month period although may be subscribed for a longer period if conditions for a longer term arrangement are deemed beneficial to us. Such policies are subject to certain terms and conditions, exclusions and limitations, generally in line with prevailing conditions, exclusions and limitations, in the insurance market. Pursuant to such conditions, risks such as terrorism, earthquake, fire, floods, consequential damages and loss of production, may not be fully insured and we may not, in the event of a claim under a policy, receive an indemnification from our insurers commensurate with the full amount of the damage we have incurred. Furthermore, our product liability insurance covers physical and direct damages, which may be caused by our products, however, immaterial, non-consequential damages resulting from failure to deliver or delivery of defective products are generally not covered because such risks are considered to occur in the ordinary course of business and cannot be insured. We may decide to subscribe for excess coverage in addition to the coverage provided by our standard policies. If we suffer damage or incur a claim, which is not covered by one of our corporate insurance policies, this may have a material adverse effect on our results of operations.

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

The obligation to report our Consolidated Financial Statements under IFRS requires us to prepare our results of operations using two different sets of reporting standards, U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting could materially increase the complexity of our investor communications. We are continuing to consider whether to shift our primary accounting standards to IFRS at some point in the future.

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

In the past five years, we have paid the following dividends:

•	On May 25, 2010, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2009 of $0.28 per share.

•	On May 20, 2009, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2008 of $0.12 per share.

•	On May 14, 2008, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2007 of $0.36 per share.

•	On April 26, 2007, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2006 of $0.30 per share.

•	On April 27, 2006, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2005 of $0.12 per share.

Future dividends will depend on our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important.

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

On March 18, 2002, we were admitted into the S&P/MIB (formerly the MIB 30 Index), which was comprised of the 40 leading stocks, based upon their industry, market capitalization and liquidity, listed on the Borsa Italiana. It featured free-float adjustment, high liquidity and broad, accurate representation of market performance based on the leading companies in leading industries. On June 1, 2009, the Borsa Italiana introduced a new series of indexes and, as a result, our shares were included in the new FTSE MIB Index, which replaced the S&P/MIB Index. The new

FTSE MIB Index is still comprised of 40 leading stocks, selected on the basis of their market capitalization, liquidity, free float and financial viability. On January 29, 2010, the Borsa Italiana announced the introduction of a new index, the FTSE MIB Dividend Index. This new index relies on the composition of the FTSE MIB Index, to which we belong, and represents the cumulative value of ordinary gross dividends paid by the individual constituents of the underlying FTSE MIB Index, expressed in terms of index points.

On June 23, 2003, we were admitted into the PHLX Semiconductor Sector Index (“SOX”). The SOX is a widely followed, modified capitalization-weighted index composed of companies primarily involved in the design, distribution, manufacture and sale of semiconductors.

The tables below indicate the range of the high and low prices in U.S. dollars for the common shares on the NYSE, and the high and low prices in Euros for the common shares on Euronext Paris, and the Borsa Italiana annually for the past five years, during each quarter in 2009 and 2010, and monthly for the past six months. In December 1994, we completed our Initial Public Offering of 21,000,000 common shares at an initial price to the public of $22.25 per share. On June 16, 1999, we effected a 2-to-1 stock split and on May 5, 2000, we effected a 3-to-1 stock split. The tables below have been adjusted to reflect the split. Each range is based on the highest or lowest rate within each day for common share price ranges for the relevant exchange.

Euronext Paris

	Average Daily Trading
	Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(€)	(€)	(€)

Annual Information for the Past Five Years
2006	5,748,008	78,944,778	16.56	11.34
2007	5,430,551	71,352,748	15.61	9.70
2008	7,490,827	54,414,076	9.89	4.52
2009	4,613,574	23,933,547	7.02	2.97
2010	4,851,846	31,541,910	8.08	5.16
Quarterly Information for the Past Two Years
2009
First quarter	4,318,138	17,103,184	5.29	2.97
Second quarter	5,127,833	25,919,626	5.96	3.67
Third quarter	4,519,462	25,896,652	6.78	4.96
Fourth quarter	4,504,956	26,817,174	7.02	5.18
2010
First quarter	4,801,646	30,812,542	7.51	5.73
Second quarter	5,796,237	40,110,699	8.08	5.91
Third quarter	4,474,706	26,911,085	6.99	5.16
Fourth quarter	4,375,441	29,175,576	7.9	5.32
Monthly Information for the Past Six Months
2010
September	4,319,386	24,237,054	5.92	5.21
October	4,921,804	27,993,347	6.36	5.32
November	4,621,433	30,390,124	7.10	6.14
December	3,641,292	27,860,634	7.90	6.74
2011
January	6,154,303	52,861,945	9.23	7.90
February (as of February 22, 2011)	4,725,633	42,924,699	9.64	8.44

Source: Bloomberg

Borsa Italiana (Milan)

	Average Daily Trading
	Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(€)	(€)	(€)

Annual Information for the Past Five Years
2006	10,316,084	141,689,828	16.55	11.33
2007	7,485,654	98,885,773	15.60	9.80
2008	7,194,358	52,370,415	9.90	4.52
2009	6,606,116	34,222,931	7.03	2.97
2010	6,893,012	44,735,516	8.09	5.15
Quarterly Information for the Past Two Years
2009
First quarter	4,708,890	18,660,286	5.29	2.97
Second quarter	7,575,169	38,304,696	5.95	3.67
Third quarter	6,923,926	39,684,060	6.79	4.96
Fourth quarter	7,216,727	42,888,549	7.03	5.15
2010
First quarter	7,758,354	49,763,066	7.45	5.72
Second quarter	7,201,572	49,838,879	8.09	5.92
Third quarter	6,272,460	37,708,887	6.98	5.15
Fourth quarter	6,377,399	42,307,065	7.90	5.33
Monthly Information for the Past Six Months
2010
September	6,441,728	36,167,374	5.92	5.21
October	6,896,594	39,262,969	6.36	5.33
November	6,552,763	43,112,710	7.10	6.12
December	5,764,488	43,307,153	7.90	6.74
2011
January	8,690,661	74,561,733	9.24	7.91
February (as of February 22, 2011)	7,182,106	65,229,234	9.64	8.44

Source: Bloomberg

New York Stock Exchange

	Average Daily Trading
	Volumes
	Number of		Price Ranges
Calendar Period	Shares	Capital	High	Low
		(US$)	(US$)	(US$)

Annual Information for the Past Five Years
2006	1,069,476	18,428,607	19.90	14.55
2007	1,823,514	32,857,113	20.84	14.22
2008	2,615,829	28,015,734	14.35	5.90
2009	1,707,480	12,411,885	10.28	3.73
2010	2,016,329	17,374,954	10.73	6.51
Quarterly Information for the Past Two Years
2009
First quarter	1,780,595	9,166,855	7.15	3.73
Second quarter	1,632,902	11,183,826	8.30	4.97
Third quarter	1,483,681	11,785,948	9.99	6.89
Fourth quarter	1,980,001	17,386,576	10.28	7.86
2010
First quarter	1,848,123	16,398,605	9.97	7.87
Second quarter	2,659,613	23,515,408	10.73	7.28
Third quarter	2,047,063	15,879,451	8.86	6.51
Fourth quarter	1,512,684	13,632,354	10.51	7.22
Monthly Information for the Past Six Months
2010
September	1,456,937	10,671,019	7.83	6.89
October	1,599,100	12,632,132	8.82	7.22
November	1,617,386	14,501,789	9.34	8.55
December	1,330,253	13,459,133	10.51	8.96
2011
January	2,139,628	24,593,957	12.29	10.60
February (as of February 22, 2011)	1,834,631	22,623,447	12.89	11.63

Source: Bloomberg

Of the 881,686,303 common shares outstanding as of December 31, 2010, 75,942,980, or 8.6%, were registered in the common share registry maintained on our behalf in New York and 583,772,571, or 66.2%, of our common shares outstanding were listed on Euroclear France and traded on Euronext SA and on the Borsa Italiana in Milan. Of the 878,333,566 common shares outstanding as of December 31, 2009, 78,305,804, or 8.9%, were registered in the common share registry maintained on our behalf in New York and 581,333,347, or 66.2%, of our common shares outstanding were listed on Euroclear France and traded on Euronext SA and on the Borsa Italiana in Milan.

Market Information

Euronext

General

On September 22, 2000, the Amsterdam Stock Exchange, the Brussels Stock Exchange and the Paris Bourse merged to create Euronext, the first pan-European stock exchange. Euronext subsequently expanded to include the Portugal Exchange and the London’s International Financial Futures and Options Exchange (“LIFFE”), London’s derivatives market, thereby creating Euronext.liffe. Euronext.liffe is the international derivatives business of Euronext, comprising the Amsterdam, Brussels, Lisbon, London and Paris derivatives markets. Euronext.liffe creates a single market for derivatives, by bringing all its derivatives products together on the one electronic trading platform, LIFFE CONNECTtm. Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms but remain listed on their local exchanges. “UTP” is the common

Euronext platform for trading and “Clearing 21” for clearing (except for the London market which uses the Trade Registration System). In addition, Euronext, through Euroclear, has a central settlement and custody structure over a common system (“ESES”).

NYSE Group Inc. and Euronext combined in April 2007 to create NYSE Euronext, the world’s largest and first transatlantic stock exchange operator, with seven cash equities exchanges in six countries and six derivatives exchanges. Following the consummation of the combination transaction, NYSE Euronext became the parent company of both NYSE Group Inc. and Euronext and their respective subsidiaries.

On February 15, 2011, Deutsche Boerse AG and NYSE Euronext announced that they have entered into a business combination agreement following approval from both companies’ Boards. Under the agreement, the companies will combine to create the world’s premier global exchange group, creating the world leader in derivatives trading and risk management, and the largest, most well known venue for capital raising and equities trading.

Euronext Paris

In 2005, Euronext overhauled its listing arrangements, creating a single list, Eurolist by Euronext (“Eurolist”) that encompassed all of its regulated markets. The market operated by Euronext in Paris, Euronext Paris, retains responsibility for the admission of shares on, and regulation of, the Paris market.

Our shares have been listed on Euronext Paris since July 2001. In accordance with Euronext Paris rules, securities issued by domestic and other companies listed on Eurolist are classified in capitalization compartments. The shares of listed companies are distributed between the following three market capitalization compartments:

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

Securities listed on Euronext Paris are traded through providers of investment services (investment companies and other financial institutions). The trading of our common shares takes place continuously on each trading day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:30 p.m. to 5:35 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:35 p.m. (Paris time). From 5:35 p.m. to 5:40 p.m. (Paris time) (“trading-at-last phase”), transactions are executed at the closing price. Any trade effected after the close of a trading session will be recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris publishes a daily official price list that includes price information on each listed security. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities. Any trade of a security that occurs outside trading hours is executed at a price within a range of 1% of the closing price for that security.

Euronext Paris may temporarily interrupt trading in a security admitted to trading on the Euronext Paris market if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. Under the UTP trading manual, for securities belonging to the continu category, an order which breaches volatility thresholds no longer triggers the interruption of the trading of the security. Instead, such order is partially executed (for a price that does not cross the threshold) and, until confirmed by the ordering member, such order is automatically reserved by Euronext Paris. If confirmed, the order is executed for the unexecuted part. With respect to shares belonging to the continu category, once trading has commenced, volatility interruptions for a reservation period of two minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 5% from a reference price (e.g., opening auction price) or by more than 3% (with respect to CAC 40 issuers like our company) from the last trade on such securities.

Euronext Paris may suspend trading of a security admitted to trading on the Euronext Paris market because of disorderly market conditions. In exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading. In addition, Euronext Paris is entitled to suspend trading of a security belonging to the continu category in case of repeated volatility threshold breaches.

All trades of securities listed on Euronext Paris are performed on a cash-settlement basis on the third trading day after the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (Service à Règlement Différé or “SRD”) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The SRD is reserved for securities which have both a total market capitalization of at least €1 billion and represent a minimum daily trading volume of €1 million and which are normally cited on a list published by Euronext Paris. Investors in securities eligible for the SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to deduct a margin amount and postpone the settlement decision to the determination date of the following month. Our common shares are eligible for the SRD.

Ownership of securities traded on a deferred settlement basis belongs to the market intermediary (in whose account they are registered at the date set by market rules) pending registration in the buyer’s account. According to the rules of Euronext Paris, the market intermediary is entitled to the dividends and coupons pertaining to the securities he has full title of, provided he is responsible for paying the buyer, when the settlement matured, the exact cash equivalent of the rights received.

Prior to any transfer of securities held in registered form on Eurolist, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France SA (“Euroclear”), a registered central securities depository. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist are cleared through Clearing 21, a common Euronext platform, and settled through Euroclear using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved in the transaction.

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

Securities Trading in Italy

The Mercato Telematico Azionario (the “MTA”), the Italian automated screen-based quotation system on which our common shares are listed, is organized and administered by Borsa Italiana S.p.A. (“Borsa Italiana”) subject to the supervision of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of dealings and protect investors. Borsa Italiana was established to manage the Italian regulated financial markets (including the MTA) as part of the implementation in Italy of the EU Investment Services Directive pursuant to Legislative Decree No. 415 of July 23, 1996 (the “Eurosim Decree”) and as modified by Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Act”). Borsa Italiana became operative in January 1998, replacing the administrative body Consiglio di Borsa, and has issued rules governing the organization and the administration of the Italian stock exchange, futures and options markets as well as the admission to listing on and trading in these markets. As of October 1, 2007, upon a merger with the London Stock Exchange, 99.9% of the share capital of Borsa Italiana is held by the London Stock Exchange Group plc, which, as of June 25, 2009, held such interest through its subsidiary, London Stock Exchange Group Holdings (Italy) LTD.

A cash settlement period of three open market days applies to all trades of equity securities in Italy effected on a regulated market. Any person may purchase or sell listed securities through an authorized intermediary. No “closing price” is reported for the electronic trading system, which requires the daily publication of: (i) an “official price” for each security calculated as a weighted average price of all trades effected during the trading day; and (ii) a “reference price” for each security calculated as the closing-auction price or, in the event that no closing-auction price is available, as a weighted average of the trades effected during a ten-minute interval of the continuous trading phase.

If the opening price of an equity security contained in the FTSE MIB Index (established each trading day prior to the commencement of trading based on bids received) differs by more than 5% or such other amount established by Borsa Italiana from the previous day’s reference price, trading in that security will not be permitted and a volatility bid takes place. (For equity securities other than those contained in the FTSE MIB Index, trading will not be permitted, and a volatility bid takes place, if the opening price differs by more than 10% from the previous day’s reference price). If in the course of a trading day the price of a security fluctuates by more than 3.5% from the last reported sale price, an automatic suspension in the trading of that security will be declared by the Borsa Italiana. (For equity securities other than those contained in the FTSE MIB Index, this suspension will apply upon a 5% fluctuation from the last reported sale price). In the event of such a suspension a volatility bid takes place, lasting for five minutes plus a variable period of time, randomly determined by the trading system, of up to one minute. Borsa Italiana has the authority to suspend trading in any security, among other things, in response to extreme price fluctuations. In urgent circumstances, CONSOB may, where necessary, adopt measures required to ensure the transparency of the market, orderly trading and protection of investors.

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

We are subject to various provisions of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) (the “FMSA”) and, in particular, to the provisions summarized below.

Unless an exemption or an exception applies, we are subject to (i) a prohibition from offering securities in the Netherlands or have securities admitted to trading on a regulated market situated or operating in the Netherlands without the publication of a prospectus, which has been approved by the Dutch Authority for the Financial Markets (“Autoriteit Financiële Markten”) (“AFM”) or by a supervisory authority of another European Union (“EU”) Member State or State, not being an EU Member State, that is party to the European Economic Area (“EEA”) Agreement (“Member State”) (and the same prohibition applies for such offers in other jurisdictions of the EEA);

(ii) a prohibition of proceeding with any transaction in our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments, in the event where we would possess inside information; and (iii) certain restrictions (related to market manipulation, market abuse and insider trading) in repurchasing our shares. Furthermore, we are required to inform the AFM immediately if our issued and outstanding share capital or voting rights change by 1% or more since our previous notification. Other changes in our share capital or voting rights need to be notified periodically. Also, the sole member of our Managing Board and the members of our Supervisory Board (unless they have already been notified pursuant to the requirements described below in “— Disclosure of Holdings and capital interest under Dutch Law”), certain of their relatives, entities closely related with them and (under certain circumstances) members of senior management must notify the AFM of all transactions conducted or effected on their own account relating to our shares admitted to trading on a regulated market in the EEA or in any financial instrument the value of which depends in part on the value of these shares. The AFM keeps a public register of all notifications made pursuant to the FMSA. The provisions of the FMSA regarding statements of holdings in our share capital and voting rights are described below in “— Disclosure of Holdings and capital interest under Dutch Law”.

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

The Dutch legislation contains a substantial number of exemptions to the obligation to launch a (mandatory) offer. One of those exemptions is that Stichting Continuïteit ST, an independent foundation, is allowed to cross the 30% voting rights threshold when obtaining our preference shares after the announcement of a public offer, but only for a maximum period of two years.

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

In addition, as our shares are listed on Euronext Paris, in France, we must (i) inform the AMF of any modification of our bylaws and articles of incorporation that would add or remove a “poison pill” mechanism (pursuant to Article 223-20 of the AMF General Regulation); and (ii) disclose information on a monthly basis on the total number of shares and voting rights composing our capital, if those numbers have changed compared to the previously disclosed numbers (pursuant to Article 223-16 of the AMF General Regulation).

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

All financial instruments traded on Euronext Paris are distributed between three capitalization compartments, A, B, and C, whose regulations are generally applicable to us. See “Item 9. Listing”.

Other provisions of French securities regulations are not applicable to us.

Regarding the regulation of public tender offers, Articles 231-1 to 237-13 of the AMF General Regulation may apply to our shares, except for the provisions concerning the mandatory filing of a tender offer and the squeeze out.

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

For more information on our Supervisory Board and our Managing Board, see “Item 6. Directors, Senior Management and Employees”.

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

Notice of shareholders’ meetings shall be given by our Managing Board or by our Supervisory Board or by those who according to the law or our Articles of Association are entitled thereto. The notice shall be given in such manner as shall be authorized or required by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means), as well as in accordance with the regulations of a stock exchange where our shares are officially listed at our request. In addition, shareholders and other persons entitled to attend the shareholders’ meetings that are registered in our share register shall be notified by letter that the meeting is being convened. The notice convening the shareholders’ meeting shall be given with due observance of the statutory notice period, which is currently 42 days prior to the meeting.

The notice of the shareholders’ meeting states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend shareholders’ meetings will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50,000,000. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website.

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

Dutch law prescribes a fixed registration date of 28 days prior to the shareholders’ meeting, which means that that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at the 28th day prior to the shareholders’ meeting and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend shareholders’ meetings at the time of the meeting if a registration date as referred to in our Articles of Association had not been prescribed or determined. In the notice convening the shareholders’ meeting the time of registration must be mentioned as well as the manner in which shareholders and other persons entitled to attend shareholders’ meetings can register themselves and the manner in which they can exercise their rights.

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

Furthermore, our shareholders’ meeting has to approve resolutions of our Managing Board regarding a significant change in the identity or nature of us or our enterprise, including in any event (i) transferring our enterprise or practically our entire enterprise to a third party, (ii) entering into or canceling any long-term cooperation between us or a subsidiary (dochtermaatschappij) of us and any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to us, and (iii) us or a subsidiary (dochtermaatschappij) of us acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of our total assets according to our consolidated balance sheet and notes thereto in our most recently adopted annual accounts.

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

Disclosure of Holdings and capital interest under Dutch Law

Holders of our shares or rights to acquire shares (which includes, inter alia, options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the FMSA.

Under Chapter 5.3 of the FMSA, any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our share capital or voting rights reaches or crosses a threshold percentage must notify the AFM either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) no later than on the 4th trading day following the entry in the AFM’s public register, if this is the result of a change in our share capital or votes which the AFM has entered in its public register. The threshold percentages are 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent. Dutch Parliament is currently considering adopting a legislative proposal pursuant to which the 5 percent threshold will be replaced by a 3 percent threshold. Under the same proposal each holder of a 3 percent interest would need to declare, in a filing to be publicly made with the AFM, whether it has any objections to our strategy as publicly submitted to the AFM.

Furthermore, persons holding 5% or more in our voting rights or capital interest on December 31 at 24:00 hours must within four weeks after December 31 notify the AFM of any changes in the composition of their interest since their last notification.

The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii). Dutch Parliament is currently considering adopting a legislative proposal pursuant to which holdings of instruments of which the value is dependent on an increase in value of the shares or dividend rights but that are not settled in these shares (such as contracts for differences) will also qualify as holdings of shares.

Among others, the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. The management company of a common fund (“beleggingsfonds”) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of our shares. Under Section 5.48 of the FMSA, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights.

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

Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the sole member of our Managing Board and our executive officers; (ii) the options giving the right to subscribe to our shares granted to the members of our Supervisory Board, its secretaries and controllers, as described in “Item 6. Directors, Senior Management and Employees”; (iii) our 2013 Senior Bonds as described above; and (iv) our 2016 Convertible Bonds.

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

We may issue preference shares in certain circumstances. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements — Preference Shares”.

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

Acquisition of Shares in Our Own Share Capital (Article 5)

We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders’ equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the shareholders’ meeting has authorized our Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are subject to acquisition price conditions as authorized by our shareholders’ meeting. Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on May 25, 2010, our Managing Board, subject to the approval of our Supervisory Board, is authorized for a period up to November 24, 2011 (inclusive) to acquire ST shares subject to the limits set forth above and the acquisition price conditions set forth in such shareholders’ resolution.

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

Material Contracts

None.

Exchange Controls

None.

Taxation

Dutch Taxation

The following is a general summary and the tax consequences as described herein may not apply to a holder of common shares. Any potential investor should consult his tax adviser for more information about the tax consequences of acquiring, owning and disposing of common shares in his particular circumstances.

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of common shares. It does not consider every aspect of taxation that may be relevant to a particular holder of common shares under special circumstances or who is subject to special treatment under applicable law. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this Dutch Taxation summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary also assumes that we are organized, and that our business will be conducted, in the manner outlined in this Form 20-F. A change to such organizational structure or to the manner in which we conduct our business may invalidate the contents of this summary, which will not be updated to reflect any such change.

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

3. you hold an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more common shares, within the meaning of 1. or 2. above; or

4. you are deemed to hold an interest in common shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in a trust or a foundation.

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

Generally, if a person holds an interest in us, such interest forms part of a substantial interest, or a deemed substantial interest, in us if any one or more of the following circumstances is present:

1. You — either alone or, in the case of an individual, together with your partner (partner), if any, or pursuant to article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) — own or are deemed to own, directly or indirectly, either a number of shares in us representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or profit participating certificates (winstbewijzen) relating to 5% or more of our annual profit or to 5% or more of our liquidation proceeds.

2. Your shares, profit participating certificates or rights to acquire shares in us are held by you or deemed to be held by you following application of a non-recognition provision.

3. Your partner or any of your relatives by blood or by marriage in the direct line (including foster children) or of those of your partner has a substantial interest (as described under 1. and 2. above) in us.

If you are entitled to the benefits from shares or profit participating certificates (for instance if you are a holder of a right of usufruct), you are deemed to be a holder of shares or profit participating certificates, as the case may be, and your entitlement to benefits is considered a share or profit participating certificate, as the case may be.

If you are a holder of common shares and you satisfy test a., but do not satisfy any one or more of tests b., c., and d., your Dutch income tax position or corporation tax position, as the case may be, is not discussed in this Form 20-F.

If you are a Non-resident holder of common shares you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from your common shares, including any capital gain realized on the disposal thereof, except if:

1. you derive profits from an enterprise, directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual, such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and your common shares are attributable to such enterprise; or

2. you are an individual and you derive benefits from common shares that are taxable as benefits from miscellaneous activities in the Netherlands.

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

If a Non-resident holder of common shares is resident in the non-European part of the Kingdom of the Netherlands or Aruba or in a country that has concluded a double taxation treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed.

Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to you if you are the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk). If you receive proceeds from your common shares, you shall not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, you have given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than you, the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in common shares or similar instruments, comparable to its interest in common shares prior to the time the composite transaction was first initiated.

In addition, if you are a Non-resident holder of common shares that is not an individual, you are entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

1. you are, according to the tax law of a Member State of the European Union or a state designated by ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and you are not transparent for tax purposes according to the tax law of such state;

2. any one or more of the following threshold conditions are satisfied:

a. at the time the dividend is distributed by us, you hold shares representing at least 5% of our nominal paid up capital; or

b. you have held shares representing at least 5% of our nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by us, provided that such period ended after December 31, 2006; or

c. you are connected with us within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969); or

d. an entity connected with you within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) holds at the time the dividend is distributed by us, shares representing at least 5% of our nominal paid up capital;

3. you are not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area under the terms of a double taxation treaty concluded with a third State; and

4. you do not perform a similar function as an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

The exemption from dividend withholding tax is not available to you if you are a Non-resident holder of common shares and pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and your country of residence you would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from dividend withholding tax will only be available to you if you are the beneficial owner of dividends distributed by us. If you are a Non-resident holder of common shares and you are resident in a Member State of the European Union with which the Netherlands has concluded a double taxation treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if such holder owns 5% of the voting rights in us.

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

If we receive a profit distribution from a qualifying foreign entity, or a repatriation of qualifying foreign branch profit, that is exempt from Dutch corporation tax and that has been subject to a foreign withholding tax of at least 5%, we may be entitled to a reduction of the amount of Dutch dividend withholding tax that must be paid to the Dutch tax authorities in respect of dividends distributed by us. Such reduction is the lesser of:

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

See the section “Dutch Taxation — Taxes on income and capital gains” for a description of the term Non-resident holder of common shares.

Gift and inheritance taxes

If you dispose of common shares by way of gift, in form or in substance, or if you die, no Dutch gift tax or Dutch inheritance tax, as applicable, will be due, unless:

•	you are, or you were, resident or deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

•	you made a gift of common shares, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.

For purposes of the above, a gift of common shares made under a condition precedent (opschortende voorwaarde) is deemed to be made at the time the condition precedent is satisfied.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by you in respect of or in connection with (i) the subscription, issue, placement, allotment, delivery of common shares, (ii) the delivery and/or enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of common shares or the performance by us of our obligations under such documents, or (iii) the transfer of common shares.

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

Subject to applicable limitations, Dutch taxes withheld from a distribution paid to you at a rate not exceeding the rate provided in the U.S./NL Income Tax Treaty will be eligible for credit against your U.S. federal income tax liability. As described in “— Taxation — Dutch Taxation” above, under limited circumstances we may be permitted to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands. If we withhold an amount from dividends paid to you that we then are not required to remit to any taxing authority in the Netherlands, the amount in all likelihood would not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares generally will constitute “passive category income” or in the case of certain U.S. holders, “general category income”. The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a U.S. holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. You should consult your own tax advisor to determine whether and to what extent a credit would be available to you.

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013. For this purpose, “qualified dividend income” generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including either that (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States (such as the U.S./NL Income Tax Treaty) which provides for the exchange of information. We currently believe that dividends paid by us with respect to our common shares should constitute “qualified dividend income” for U.S. federal income tax purposes; however, this is a factual matter and subject to change. You are urged to consult your own tax advisor regarding the availability to you of a reduced dividend tax rate in light of your own particular situation.

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2010 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to common shares and proceeds from the sale, exchange, retirement or other disposition of our common shares may be subject to information reporting to the U.S. Internal Revenue Service (the “IRS”) and possible U.S. backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. U.S. persons required to establish their exempt status generally must provide certification on IRS Form W-9. Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status (generally on Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

In addition, material filed by us with the SEC can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005 and at the offices of The Bank of New York Mellon, as New York Share Registrar, at 101 Barclay Street, New York, NY 10286 (telephone: 1-888-269-2377).

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

Our interest income (expense), net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income (expense) is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Interest Rates”.

We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s or Fitch Ratings, invested as term deposits, treasury bills and FRN marketable securities and, as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. The government bonds have a value of $563 million and the FRN have a value of $328 million. They are classified as available-for-sale and are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity except if deemed to be other-than temporary. For that reason, as at December 31, 2010, after recent economic events and given our exposure to Lehman Brothers’ senior unsecured bonds for a purchase price of nearly €15 million, we had an other-than-temporary charge of $11 million, recorded in 2008, which represents 50% of the face value of these Floating Rate Notes, according to our best judgment. The change in fair value of these instruments (excluding Lehman Brothers FRN) amounted to approximately $5 million before tax for the year ended December 31, 2010. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

As of December 31, 2010, we had ARS, purchased by Credit Suisse contrary to our instruction, representing interests in collateralized obligations and credit linked notes, with a par value of $261 million that were carried on our balance sheet as available-for-sale financial assets at an amount of $72 million, including a favorable revaluation of $45 million through Other comprehensive income in our Total Equity. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by us and issued by Deutsche Bank, requested that we either tender the securities or accept that the amount that would be received by us pursuant to such tender ($75 million) be deducted from the sum to be collected by us if and when the FINRA award is confirmed and enforced. See “Item 8. Financial Information — Legal Proceedings”. Pursuant to legal advice, and while reserving our legal rights, we participated in the tender offer. As a result, we sold ARS with a face value of $154 million, collected $75 million and registered $68 million as realized losses on Financial Assets. Through such action, we have endeavored to protect our rights to immediately recover the full amounts awarded to us pursuant to the FINRA award, upon confirmation and enforcement of such award by the United States District Court for the Southern District of New York.

We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash equivalents, marketable securities, debt obligations, and other significant financial instruments as of December 31, 2010. The information below should be read in conjunction with Note 25 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

								Fair Value at
								December 31,
	Total	2011	2012	2013	2014	2015	Thereafter	2010

Assets:
Cash and cash equivalents	$1,892							1,892
Average interest rate	0.28%
Current marketable securities	$891							891
Average interest rate	0.43%
Non current marketable securities	$72							72
Average interest rate	2.95%
Short-term deposit	$67							67
Average interest rate	0.76%
Long-term debt:	$1,695	645	109	676	106	84	75	1,685
Average interest rate	1.15%

Amounts in
Millions of
U.S. Dollars

Long-term debt by currency as of December 31, 2010:
U.S. dollar	1,113
Euro	582
Total in U.S. dollars	1,695

Amounts in
Millions of
U.S. Dollars

Long-term debt by currency as of December 31, 2009:
U.S. dollar	1,666
Euro	826

Total in U.S. dollars	2,492

The following table provides information about our FX forward contracts and FX currency options at December 31, 2010 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2010

				Notional Amount	Average Rate	Fair Value

Buy	EUR	Sell	USD	2,067	1.32	34
Buy	USD	Sell	EUR	80	1.34	0
Buy	JPY	Sell	EUR	37	109.70	0
Buy	USD	Sell	INR	45	46.01	1
Buy	USD	Sell	JPY	23	83.81	1
Buy	JPY	Sell	USD	13	82.07	0
Buy	SGD	Sell	USD	134	1.30	1
Buy	MYR	Sell	USD	6	3.10	0
Buy	GBP	Sell	USD	40	1.55	0
Buy	USD	Sell	GBP	11	1.55	0
Buy	SEK	Sell	USD	191	7.03	8
Buy	USD	Sell	SEK	13	6.73	0
Buy	CZK	Sell	USD	1	18.72	0
Buy	CHF	Sell	USD	28	0.95	0
Buy	USD	Sell	CHF	1	0.96	0
Buy	CNY	Sell	USD	24	6.62	0
Buy	USD	Sell	CNY	1	6.67	0
Buy	TWD	Sell	USD	3	30.40	0
Buy	PHP	Sell	USD	1	44.24	0
Buy	NOK	Sell	USD	6	5.95	0

				2,725	—	43

The following table provides information about our FX forward contracts and FX currency options at December 31, 2009 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2009

				Notional Amount	Average Rate	Fair Value

Buy	EUR	Sell	USD	1,669	1.4	—4
Buy	USD	Sell	CAD	8	1.1	0
Buy	JPY	Sell	EUR	19	131.7	0
Buy	INR	Sell	USD	28	46.9	0
Buy	USD	Sell	JPY	31	90.5	0
Buy	JPY	Sell	USD	3	92.1	0
Buy	SGD	Sell	USD	96	1.4	0
Buy	MYR	Sell	USD	11	3.4	0
Buy	GBP	Sell	USD	39	1.6	0
Buy	USD	Sell	GBP	14	1.6	0
Buy	SEK	Sell	USD	84	7.3	2
Buy	USD	Sell	SEK	4	7.2	0
Buy	CZK	Sell	USD	1	18.3	0
Buy	CHF	Sell	USD	34	1.0	0
Buy	USD	Sell	CHF	12	1.0	0
Buy	CNY	Sell	USD	8	6.8	0
Buy	TWD	Sell	USD	4	32.3	0
Buy	PHP	Sell	USD	1	46.2	0
Buy	NOK	Sell	USD	5	5.8	0
Buy	USD	Sell	NOK	1	5.8	0

				2,072	—	(2)

Item 12.	Description of Securities Other than Equity Securities

We sell ordinary shares in the United States that are evidenced by American registered certificates (“New York Shares”). In connection therewith, a holder of our New York Shares may have to pay, either directly or indirectly, certain fees and charges, as described in Item 12D.3. In addition, we receive fees and other direct and indirect payments from our New York agent, Bank of New York Mellon (“BNY Mellon” or “New York Agent”), that are related to our New York Shares, as described in Item 12D.4.

12.D.3 Fees and Charges that a holder of our New York Shares May Have to Pay

BNY Mellon collects fees for the delivery and surrender of New York Shares directly from investors depositing or surrendering New York Shares for the purpose of withdrawal or from intermediaries acting for them. BNY Mellon does not have the right to assess cash distribution fees or annual service fees on holders of our New York Shares.

Persons depositing or withdrawing our New York Shares must pay to BNY Mellon:

•	$5.00 (or less) per 100 New York Shares (or portion of 100 New York Shares) for the issuance of New York Shares, including issuances resulting from a distribution of shares or rights or other property, and cancellation of New York Shares for the purpose of withdrawal, including if the New York Share agreement terminates;

•	Taxes and other governmental charges BNY Mellon or the custodian have to pay on any New York Shares or share underlying a New York Share, such as stock transfer, stamp duty or withholding taxes, as necessary; and

•	Any charges incurred by the New York Agent or its agents for servicing the deposited securities, as necessary.

12D.4 Fees and Other Payments Made by the New York Agent to Us

In 2010, a total of $1,040,617 was paid by BNY Mellon to us or on our behalf for our New York Share program. Specifically, the following types of fees were paid: our NYSE annual listing fees; investor relations fees paid to third party vendors; BNY Mellon custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our Annual General Meeting, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (Disclosure Controls) as of the end of the period covered by this Form 20-F. The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this Form 20-F. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of December 2010, reports directly to the Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

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

Other Reviews

We have sent this Form 20-F to our Audit Committee and Supervisory Board, which had an opportunity to raise questions with our management and independent auditors before we filed it with the SEC.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in Item 18 of this Form 20-F.

Attestation Report of the Registered Public Accounting Firm

Please see the “Report of Independent Registered Accounting Firm” included in our Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by the Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During 2009, our wireless business merged with EMP into a new JV Company owned 50% plus + 1 share by us and governed by a Board of Directors comprised of eight members, half designated by us and half by Ericsson. The design and operation of ST-Ericsson’s internal control is under the responsibility of ST-Ericsson’s CEO and CFO, on whose certification we rely.

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has concluded that Tom de Waard, a member of our Audit Committee, qualified as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.

Item 16B.	Code of Ethics

Policy on Business Conduct and Ethics

Since 1987, we have had a corporate policy on Business Conduct and Ethics (the “Ethics Policy”) for all of our employees, including our chief executive officer and chief financial officer. We have adapted this Ethics Policy to reflect recent regulatory changes. The Ethics Policy is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and which they are expected to advocate.

The Ethics Policy provides that if any officer to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal.

Our Ethics Policy on Business Conduct and Ethics is posted on our internet website at http://www.st.com. There have been no amendments or waivers, express or implicit, to our Ethics Policy since its inception.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers SA has served as our independent registered public accounting firm since 1996. The auditors are elected by the shareholders’ meeting once every three years. PricewaterhouseCoopers was reelected for a one-year term by our May 25, 2010 shareholders’ meeting, which will expire at our shareholders’ meeting in 2011. Our Supervisory Board has decided to propose for re-election PricewaterhouseCoopers for an additional three-year term at the annual shareholders’ meeting to be held on May 3, 2011.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers SA to us in 2009 and 2010.

		Percentage of		Percentage of
	2010(1)	Total Fees	2009(1)	Total Fees

Audit Fees
Statutory audit, certification, audit of individual and Consolidated Financial Statements	$7,571,718	99%	$7,494,914	98%
Audit-related fees	24,590	—	155,867	2
Non-audit Fees
Tax compliance fees	74,728	1%	3,883	—
Other fees	—	—	—	—

Total	$7,671,036	100%	$7,654,614	100%

(1)	These figures include the fees paid for the audit of ST-Ericsson.

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

The Corporate Audit Vice President is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by the Audit Committee. During 2010, all services provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

				Maximum Number
			Total Number of	of Securities that
	Total Number of		Securities Purchased	May yet be
	Securities	Average Price Paid	as Part of Publicly	Purchased Under
Period	Purchased	per Security	Announced Programs	the Programs

2010-01-01 to 2010-01-31	—	—	31,985,739	—
2010-02-01 to 2010-02-28	—	—	31,967,820	—
2010-03-01 to 2010-03-31	—	—	31,936,668	—
2010-04-01 to 2010-04-30	—	—	30,772,375	—
2010-05-01 to 2010-05-31	—	—	29,488,726	—
2010-06-01 to 2010-06-30	—	—	29,087,426	—
2010-07-01 to 2010-07-31	—	—	28,754,621	—
2010-08-01 to 2010-08-31	—	—	28,754,621	—
2010-09-01 to 2010-09-30	—	—	28,752,168	—
2010-10-01 to 2010-10-31	—	—	28,741,217	—
2010-11-01 to 2010-11-30	—	—	28,736,883	—
2010-12-01 to 2010-12-31	—	—	28,734,002	—

As of December 31, 2010 we held 28,734,002 of our common shares in treasury pursuant to repurchases made in prior years, and we currently hold 28,716,906 of such shares. We did not repurchase our common shares in 2010 and we have not announced any additional repurchase programs.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our consistent commitment to the principles of good corporate governance is evidenced by:

•	Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders.

•	Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures.

•	Our compliance with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with American, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business.

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.

•	Our implementation of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

•	Our Principles of Sustainable Excellence (“PSE”), which require us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners;

•	Our Ethics Committee, whose mandate is to provide advice to management and employees about our PSE and other ethical issues;

•	Our Chief Compliance Officer, who reports directly to the Chief Administrative Office as of October 2010, acts as Executive Secretary to our Supervisory Board and chairs our Ethics Committee; and

•	Our Head of Internal Audit, who reports directly to our Audit Committee.

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in the Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests, which was approved by our shareholders at our 2004 annual shareholders’ meeting. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with Areva, CEA and the Italian Ministry of the Economy and Finance, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding or ST Holding II, our major shareholder or with other parties that are among our suppliers, customers or technology partners. See “Item 7. Major Shareholders and Related Party Transactions — Shareholders’ Agreements — STH Shareholders’ Agreement”. See also “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests”. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

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

For example, one of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM, two of our Supervisory Board members are non-executive directors of Soitec, two of the members of the Supervisory Board are also members of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s-length basis in line with market practices and conditions. Please see “Item 7. Major Shareholders and Related Party Transactions”.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	Amended and Related Articles of Associations of STMicroelectronics N.V., dated May 20, 2009, as adopted by the annual general meeting of Shareholders on May 20, 2009 (incorporated by reference from Form 20-F of STMicroelectronics N.V. filed on May 13, 2009).
8.1	Subsidiaries and Equity Investments of the Company .
12.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics N.V., and Carlo Ferro, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.
101	Interactive Data File

CERTAIN TERMS

ADSL	Asymmetrical digital subscriber line

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CAD	computer aided design

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

CPE	customer premises equipment

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

DSL	digital subscriber line

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

G-bit	gigabit

GPRS	global packet radio service

GPS	global positioning system

GSM	global system for mobile communications

GSM/GPRS	European standard for mobile phones

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IP	intellectual property

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

K-bit	kilobit

LAN	local area network

M-bit	megabit

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

MPEG	motion picture experts group

NFC	near field communication

ODM	original design manufacturer

OEM	original equipment manufacturer

OTP	one-time programmable

PDA	personal digital assistant

PFC	power factor corrector

PROM	programmable read-only memory

PSM	programmable system memories

RAM	random access memory

RF	radio frequency

RISC	reduced instruction set computing

ROM	read-only memory

SAM	serviceable available market

SCR	silicon controlled rectifier

SiP	system-in-package

SLIC	subscriber line interface card

SMPS	switch-mode power supply

SoC	system-on-chip

SOI	silicon on insulator

SPEArtm	structured processor enhanced architecture

SRAM	static random access memory

SNVM	serial nonvolatile memories

TAM	total available market

USB	universal serial bus

VIPpowertm	vertical integration power

VLSI	very large scale integration

XDSL	digital subscriber line

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 7, 2011	By:	/s/ Carlo Bozotti

Carlo Bozotti President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the consolidated financial statements of STMicroelectronics N.V. listed in the index appearing under Item 18 of this 2010 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of STMicroelectronics N.V. listed in the index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”, appearing under Item 15 of this 2010 Annual Report to Shareholders on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Geneva, Switzerland
March 7, 2011

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME
In million of U.S. dollars except per share amounts

	Twelve Months Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Net sales	10,262	8,465	9,792
Other revenues	84	45	50

Net revenues	10,346	8,510	9,842
Cost of sales	(6,331)	(5,884)	(6,282)

Gross profit	4,015	2,626	3,560
Selling, general and administrative	(1,175)	(1,159)	(1,187)
Research and development	(2,350)	(2,365)	(2,152)
Other income and expenses, net	90	166	62
Impairment, restructuring charges and other related closure costs	(104)	(291)	(481)

Operating income (loss)	476	(1,023)	(198)
Other-than-temporary impairment charge and realized losses on financial assets	—	(140)	(138)
Interest income (expense), net	(3)	9	51
Loss on equity investments and gain on investment divestiture	242	(337)	(553)
Gain (loss) on financial instruments, net	(24)	(5)	15

Income (loss) before income taxes and noncontrolling interest	691	(1,496)	(823)
Income tax (expense) benefit	(149)	95	43

Income (loss) before noncontrolling interest	542	(1,401)	(780)
Net loss (income) attributable to noncontrolling interest	288	270	(6)

Net income (loss) attributable to parent company	830	(1,131)	(786)

Earnings (loss) per share (Basic) attributable to parent company shareholders	0.94	(1.29)	(0.88)

Earnings (loss) per share (Diluted) attributable to parent company shareholders	0.92	(1.29)	(0.88)

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS
In million of U.S. dollars

	As at
	December 31,	December 31,
	2010	2009

Assets
Current assets :
Cash and cash equivalents	1,892	1,588
Restricted cash	7	—
Short-term deposits	67	—
Marketable securities	1,052	1,032
Trade accounts receivable, net	1,230	1,367
Inventories, net	1,497	1,275
Deferred tax assets	218	298
Assets held for sale	28	31
Other receivables and assets	609	753

Total current assets	6,600	6,344

Goodwill	1,054	1,071
Other intangible assets, net	731	819
Property, plant and equipment, net	4,046	4,081
Long-term deferred tax assets	329	333
Equity investments	133	273
Restricted cash	—	250
Non-current marketable securities	72	42
Other investments and other non-current assets	384	442

	6,749	7,311

Total assets	13,349	13,655

Liabilities and shareholders’ equity
Current liabilities:
Short term borrowings and current portion of long-term debt	720	176
Trade accounts payable	1,233	883
Other payables and accrued liabilities	1,004	1,049
Dividends payable to shareholders	62	26
Deferred tax liabilities	7	20
Accrued income tax	96	126

Total current liabilities	3,122	2,280

Long-term debt	1,050	2,316
Reserve for pension and termination indemnities	326	317
Long-term deferred tax liabilities	59	37
Other non-current liabilities	295	342

	1,730	3,012

Total liabilities	4,852	5,292

Commitment and contingencies
Equity
Parent company shareholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,420,305 shares issued, 881,686,303 shares outstanding)	1,156	1,156
Capital surplus	2,515	2,481
Accumulated result	3,241	2,723
Accumulated other comprehensive income	979	1,164
Treasury stock	(304)	(377)

Total parent company shareholders’ equity	7,587	7,147
Noncontrolling interest	910	1,216

Total equity	8,497	8,363
Total liabilities and equity	13,349	13,655

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
In million of U.S. dollars, except per share amounts

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Result	Income (Loss)	Interests	Equity

Balance as of December 31, 2007	1,156	2,097	(274)	5,274	1,320	53	9,626

Repurchase of common stock			(313)				(313)
Issuance of shares by subsidiary		152				246	398
Stock-based compensation expense		75	105	(105)			75
Comprehensive income (loss):
Net income (loss)				(786)		6	(780)
Other comprehensive loss, net of tax					(226)	(19)	(245)

Comprehensive loss							(1,025)
Dividends, $0.36 per share				(319)		(10)	(329)

Balance as of December 31, 2008	1,156	2,324	(482)	4,064	1,094	276	8,432

Purchase of equity from noncontrolling interest		119				(211)	(92)
Business combination						1,411	1,411
Stock-based compensation expense		38	105	(105)			38
Comprehensive income (loss):
Net loss				(1,131)		(270)	(1,401)
Other comprehensive income, net of tax					70	15	85

Comprehensive loss							(1,316)
Dividends, $0.12 per share				(105)		(5)	(110)

Balance as of December 31, 2009	1,156	2,481	(377)	2,723	1,164	1,216	8,363

Stock-based compensation expense		34	73	(73)			34
Comprehensive income (loss):
Net income (loss)				830		(288)	542
Equity Investment divestiture				8			8
Other comprehensive loss, net of tax					(185)	(11)	(196)

Comprehensive income							354
Dividends, $0.28 per share				(247)		(7)	(254)

Balance as of December 31, 2010	1,156	2,515	(304)	3,241	979	910	8,497

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In million of U.S. dollars

	Twelve Months Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Cash flows from operating activities:
Net income (loss)	542	(1,401)	(780)
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	1,240	1,367	1,366
Amortization of discount on convertible debt	10	13	18
Other-than-temporary impairment charge and realized losses on financial assets	—	140	138
Loss (gain) on financial instruments, net	24	5	(15)
Non-cash stock-based compensation	34	37	76
Other non-cash items	(122)	(101)	83
Deferred income tax	120	(24)	(69)
Loss on equity investments and gain on investment divestiture	(245)	337	553
Impairment, restructuring charges and other related closure costs, net of cash payments	(38)	(4)	371
Changes in assets and liabilities:
Trade receivables, net	139	(300)	565
Inventories, net	(252)	553	(299)
Trade payables	212	(54)	(34)
Other assets and liabilities, net	130	248	(251)

Net cash from operating activities	1,794	816	1,722

Cash flows from investing activities:
Payment for purchase of tangible assets	(1,034)	(451)	(983)
Payment for purchase of marketable securities	(1,100)	(1,730)	—
Proceeds from sale of marketable securities	1,219	1,371	351
Proceeds from sale of non current marketable securities	—	75	—
Disposal of financial instrument	—	26	—
Investment in short-term deposits	(62)	—	—
Release of restricted cash	250	—	—
Investment in intangible and financial assets	(107)	(138)	(91)
Net proceeds from sale of stock received on investment divestiture	319	—	—
Proceeds received in business combinations	—	1,155	—
Payment for business acquisitions, net of cash and cash equivalents acquired	(11)	(18)	(1,694)

Net cash from (used in) investing activities	(526)	290	(2,417)

Cash flows from financing activities:
Proceeds from long-term debt	1	1	663
Proceeds from short term borrowings	75	—	—
Repurchase of issued debt	(508)	(103)	—
Repayment of long-term debt	(218)	(134)	(187)
Increase (decrease) in short-term facilities	—	(20)	20
Repurchase of common stock	—	—	(313)
Dividends paid to shareholders	(212)	(158)	(240)
Dividends paid to noncontrolling interests	(7)	(5)	(10)
Purchase of equity from noncontrolling interests	—	(92)	—
Other financing activities	(7)	(2)	—
Net cash used in financing activities	(876)	(513)	(67)

Effect of changes in exchange rates	(88)	(14)	(84)

Net cash increase (decrease)	304	579	(846)

Cash and cash equivalents at beginning of the period	1,588	1,009	1,855

Cash and cash equivalents at end of the period	1,892	1,588	1,009

Supplemental cash information:
Interest paid	15	34	63
Income tax paid (refund)	23	(141)	154

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

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

The accounting policies of the Company conform to generally accepted accounting principles in the United States of America (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of U.S. dollars, except share and per-share amounts. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

2.1 — Principles of consolidation

The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany balances and transactions have been eliminated in consolidation. In compliance with U.S. GAAP guidance, the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates any VIEs, for which the Company is determined to be the primary beneficiary, as described in Note 2.10.

When the Company owns some, but not all, of the voting stock of a consolidated entity, the shares held by third parties represent a noncontrolling interest. The consolidated financial statements are prepared based on the total amount of assets and liabilities and income and expenses of the consolidated subsidiaries. However, the portion of these items that does not belong to the Company is reported on the line “Noncontrolling interest” in the consolidated financial statements.

2.2 — Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of selling price for deliverables in multiple element sale arrangements,

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims,

•	valuation at fair value of acquired assets including intangibles, goodwill, investments and tangible assets, and assumed liabilities in a business combination, as well as the impairment of their related carrying values,

•	assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale,

•	measurement of the fair value of debt and equity securities, for which no observable market price is obtainable,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

•	valuation of noncontrolling interest, particularly in case of contribution in kind as part of a business combination,

•	restructuring charges,

•	assumptions used in calculating pension obligations,

•	the determination of the amount of taxes estimated for the full year, including deferred income tax assets and valuation allowances, and provisions for uncertain positions and claims.

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

The functional currency of each subsidiary of the Company is either the local currency or the U.S. dollar, depending on the basis of the economic environment in which each subsidiary operates. Foreign currency transactions, including operations in local currency when the U.S. dollar is the functional currency, are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the translation at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income on the line “Other income and expenses, net”.

For consolidation purposes, the results and financial position of the subsidiaries which functional currency is different from the U.S. dollar are translated into the U.S. dollar reporting currency as follows:

(a) assets and liabilities for each consolidated balance sheet presented are translated at the closing rate as of the balance sheet date;

(b) income and expenses for each consolidated statement of income presented are translated at the monthly average exchange rate;

(c) all resulting currency translation adjustments (“CTA”) are reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity.

2.4 — Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits with external financial institutions with an original maturity of ninety days or less that are readily convertible in cash. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated balance sheets.

2.5 — Restricted cash

Restricted cash includes collateral deposits used as security under arrangements for certain hedging transactions or financing of certain entities.

2.6 — Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold and services performed in the ordinary course of business. They are recognized at their sales value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. Additionally, the Company is required to evaluate its customers’ financial condition periodically and records a provision for any specific account the Company estimates as doubtful. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the charge is recognized on the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for are credited against the same line in the consolidated statements of income. When a trade accounts receivable is uncollectible, it is written-off against the allowance account for trade accounts receivables.

In the event of sales of receivables and factoring, the Company derecognizes the receivables and accounts for them as a sale only to the extent that the Company has surrendered control over the receivables in exchange for a consideration other than beneficial interest in the transferred receivables.

2.7 — Inventories

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

2.8 — Current and deferred income tax

Income tax for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. However deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss. Deferred income tax is determined using tax rates and laws that are enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized in earnings in the period in which the law is enacted. Deferred income tax assets are recognized in full, but the Company assesses whether it is probable that future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

The Company utilizes the flow-through method to account for its investment credits and research and development tax credits, reflecting the credits as a reduction of tax expense in the year they are recognized. As described in Note 2.20, French research tax credits are recorded as grants and reported as a reduction of research and development expenses.

The Company’s intent is to indefinitely reinvest the earnings in the subsidiaries. Consequently, deferred taxes on the undistributed earnings of the Company’s foreign subsidiaries are not provided for. Additionally, a distribution of the related earnings would not have any material tax impact. A deferred tax asset is recognized on compensation for the grant of stock awards to the extent that such charge constitutes a temporary difference in the subsidiaries’ local tax jurisdictions. Changes in the stock price do not impact the deferred tax asset or do not result in any adjustments prior to vesting. When the actual tax deduction is determined, generally upon vesting, it is compared to the deferred tax asset as recognized over the vesting period. When a windfall tax benefit is determined (as the excess tax benefit of the actual tax deduction over the deferred tax asset) the excess tax benefit is recorded in equity on the line “Capital surplus” on the consolidated statements of changes in equity. In case of shortfall, only the actual tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

benefit is to be recognized in the consolidated statements of income. The Company writes off the deferred tax asset at the level of the actual tax deduction by charging first capital surplus to the extent of the pool of windfall benefits available from prior years, and then earnings. When the settlement of an award results in a net operating loss (“NOL”) carryforward, or increase existing NOLs, the excess tax benefit and the corresponding credit to capital surplus is not recorded until the deduction reduces income tax payable.

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

2.9 — Assets held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. The assets are classified as assets to be disposed of by sale when the following conditions have been met: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. Depreciation is not charged on long-lived assets classified as held-for-sale. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and the fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”. If the long-lived assets no longer meet the held-for-sale model, they are reported as assets held for use and thus reclassified from current assets to the line “Property, plant and equipment, net” in the consolidated balance sheet. The assets are measured at the lower of their fair value at the date of the subsequent decision not to sell and their carrying amount prior to their classification as assets held for sale, adjusted for any depreciation that would have been recognized if the long-lived assets had not been classified as assets held for sale. Any required adjustment to the carrying value of the asset that is reclassified as held and used is recorded in the income statement at the time of the reclassification and reported in the same income statement caption that was used to report adjustments to the carrying value of the asset during the time it was held for sale (line “Impairment, restructuring charges and other related closure costs”).

2.10 — Business combinations and goodwill

The Company assesses each investment in equity securities to determine whether the investee is a Variable Interest Entity (“VIE”). The Company consolidates the VIEs for which the Company is determined to be the primary beneficiary. The primary beneficiary of a VIE is the party that: (i) has the power to direct the most significant activities of the VIE and (ii) is obligated to absorb losses or has the rights to receive returns that would be considered significant to the VIE. Assets, liabilities, and the noncontrolling interest of newly consolidated VIEs are initially measured at fair value in the same manner as if the consolidation resulted from a business combination.

The purchase accounting method applied to all business combinations concluded on or after January 1, 2009, is on the basis of the amended U.S. GAAP purchase accounting guidance. The net of the acquisition-date amount of the identifiable assets acquired, equity instruments issued, and liabilities assumed is measured at fair value on the acquisition date. Any contingent purchase price, and contingent assets and liabilities, are recorded at fair value on the acquisition date, regardless of the likelihood of payment. Acquisition-related transaction costs and restructuring costs relating to the acquired business are expensed as incurred. Acquired in-process research and development (“IPR&D”) costs are capitalized and recorded as an intangible asset on the acquisition date, subject to impairment testing until the research or development is completed or abandoned. The excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed is recorded as goodwill. In case of a bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

the liabilities assumed; the noncontrolling interest in the acquiree, if any; the Company’s previously held equity interest in the acquiree, if any; and the consideration transferred. If after this review, a bargain purchase is still indicated, it is recognized in earnings attributed to the Company. The purchase of additional interests in a partially owned subsidiary is treated as an equity transaction as well as all transactions concerning the sale of subsidiary stock or the issuance of stock by the partially owned subsidiary as long as there is no change in control of the subsidiary. If as a consequence of selling subsidiary shares, the Company no longer controls the subsidiary, the Company recognizes a gain or loss in earnings.

Goodwill represents the excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed. Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company uses a market approach with financial metrics of comparable public companies and estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

2.11 — Intangible assets with finite useful lives

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and the intangible assets acquired in business combinations recorded at fair value, which include trademarks, technologies and licenses, contractual customer relationships and computer software.

Trademarks and technology licenses

Separately acquired trademarks and licenses are recorded at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and impairment losses, if any. Amortization begins when the intangible asset is available for use and is calculated using the straight-line method to allocate the cost of trademarks and licenses over the estimated useful lives. The estimate useful lives on licenses range from 3 to 7 years while trademarks have a useful life ranging from 2 to 3 years.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the expected life of the customer relationships, which ranges from 4 to 12 years.

Computer software

Separately acquired computer software is recorded at historical cost. Costs associated with maintaining computer software programmes are expensed in the consolidated statements of income as incurred. The capitalization of costs for internally generated software developed by the Company for its internal use begins when preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended. Amortisation on computer software begins when the software is available for use and is calculated using the straight-line method over the estimated useful life, which does not exceed 4 years.

The carrying value of intangible assets with finite useful lives is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

statements of income for the amount by which the asset’s carrying amount exceeds its fair value. The Company evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

2.12 — Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government funding and any impairment losses. Property, plant and equipment acquired in a business combination are recognized at fair value at the acquisition date. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets held for use might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technology, market, economic or legal environment in which the Company operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Company also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in “Other income and expenses, net” in the consolidated statements of income.

Lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as capital leases. Assets leased under capital leases are included in “Property, plant and equipment, net” and recorded at inception at the lower of their fair value and the present value of the minimum lease payments. They are depreciated over the shorter of the estimated useful life and the lease term. The financial liability corresponding to the contractual obligation to proceed to future lease payments is included in long-term debt, as described in Note 2.15. Lease arrangements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased assets. Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease period.

2.13 — Investments

The Company assesses each investment to determine whether the investee is a Variable Interest Entity (“VIE”). The Company consolidates the VIEs for which the Company is determined to be the primary beneficiary, as described in Note 2.10.

For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these equity securities as held-for-trading or available-for-sale as described in Note 2.24. Investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in value. The fair value of a cost method investment is estimated on a non-recurring basis when

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. An impairment loss is immediately recorded in the consolidated statements of income when it is assessed to be other-than-temporary and is based on the Company’s assessment of any significant and sustained reductions in the investment’s fair value. For unquoted equity securities, assumptions and estimates used in measuring fair value include the use of recent arm’s length transactions when they reflect the orderly exit price of the investments. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income.

Equity investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. These investments are valued under the equity method and are initially recognized at cost. Goodwill on equity investments is included in the carrying value of the investment and is not individually tested for impairment. Equity investments also include entities which the Company determines to be variable interest entities, as described in Note 2.10, if the Company has the ability to exercise significant influence over the entity’s operations even if the Company owns less than 20% and is not the primary beneficiary. Equity investments are presented on the face of the consolidated balance sheets. The Company’s share in the result of operations of equity investments is recognized in the consolidated statements of income on the line “Earnings (loss) on equity investments” and in the consolidated balance sheets as an adjustment to the carrying amount of the investments. Where there has been a change recognized directly in the equity of the investee, the Company recognizes its share in the adjustment, when applicable, directly in the consolidated statement of changes in equity. The financial statements of the equity investments are prepared for the same reporting period as the Company or with a quarter lag if the investee cannot issue financial statements in a timing compliant with the closing timeframe requirements of the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company. At each period-end, the Company assesses whether there is objective evidence that its interests in equity investments are impaired. Once a determination is made that an other-than-temporary impairment exists, the Company writes down the carrying value of the equity investment to its fair value at the balance sheet date, which establishes a new cost basis. The fair value of an equity investment is measured on a non-recurring basis using primarily a combination of an income approach, based on discounted cash flows, and a market approach with financial metrics of comparable public companies.

The Company, when it acted, until 2010, as a guarantor, recognized, at the inception of a guarantee, a liability for the fair value of the obligation the Company assumed under the guarantee. When the guarantee was issued in conjunction with the formation of a partially owned business or a venture accounted for under the equity method, the recognition of the liability for the guarantee resulted in an increase to the carrying amount of the investment. The liabilities recognized for the obligations of the guarantees undertaken by the Company were measured subsequently on each reporting date, the initial liability being reduced as the Company, as a guarantor, was released from the risk underlying the guarantee.

2.14 — Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.

2.15 — Long-term debt

(a) Convertible debt

Zero-coupon convertible bonds are recorded at principal amount in long-term debt and are subsequently stated at amortized cost.

Debt issuance costs are reported as non-current assets on the line “Other investments and other non-current assets” of the consolidated balance sheets. They are subsequently amortized through earnings on the line “Interest income (expense), net” of the consolidated statements of income until the first redemption right of the holder.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Outstanding bond amounts are classified in the consolidated balance sheet as “Current portion of long-term debt” in the year of the redemption right of the holder.

The Company may from time to time proceed to the repurchase on the market of issued bonds. The gain (loss) on the bonds’ buyback is determined as the difference between the amount paid for the buyback and the carrying amount of the corresponding debt, including related debt issuance costs, at the date of repurchase. The gain (loss) on debt buyback is reported in the consolidated statements of income on the line “Gain (loss) on financial instruments, net”.

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

As described in Note 2.12, lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as capital leases. The Company reports the leased assets on the line “Property, plant and equipment” and recognizes a financial liability corresponding to the contractual obligation to proceed to future lease payments, which is included in long-term debt. Each lease payment is allocated between the debt repayment and interest expense. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.16 — Employee benefits

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
(in millions of U.S. dollars, except share and per-share amounts)

methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

(c) Termination benefits

Termination benefits are payable when employment is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for termination benefits. For the accounting treatment and timing recognition of the involuntarily termination benefits, the Company distinguishes between one-time termination benefit arrangements and on-going termination benefit arrangements. A one-time termination benefit arrangement is established by a termination plan and applies to a specified termination event or for a specified future period. One-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which criteria for communication are not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for at commitment date when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.

In case of special termination benefits proposed to encourage voluntary termination, the Company recognizes a provision for voluntary termination benefits at the date on which the employee irrevocably accepts the offer and the amount can be reasonably estimated.

(d) Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

(e) Other long- term employee benefits

The Company provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to earnings in the period of change. These obligations are valued annually with the assistance of independent qualified actuaries.

(f) Share-based compensation

The Company grants nonvested shares to senior executives, selected employees, members and professionals of the Supervisory Board. The shares are granted for free to employees and at their nominal value for the members and professionals of the Supervisory Board. The awards granted to employees contingently vest upon achieving certain market or performance conditions and upon completion of an average three-year service period. Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees but are not forfeited even if the service period is not completed. The Company measures the cost of share-based service awards based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. Compensation is recognized only for the awards that ultimately vest. The compensation cost is recorded through earnings over the vesting period against equity, under “Capital surplus” in the consolidated statement of changes in equity. The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing to provide the service condition, and forfeitures following the non-completion of one or more performance conditions. When the stock-award plan contains a market condition feature, the market condition is reflected in the estimated fair value of the award at grant date.

Liabilities for the Company’s portion of payroll taxes are not accrued for over the vesting period but are recognized at vesting, which is the event triggering the measurement of employee-related social charges, based on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

the intrinsic value of the share at vesting date, and payment of the social contributions in most of the Company’s local tax jurisdictions.

2.17 — Share capital

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

2.18 — Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “Accumulated other comprehensive income (loss)” primarily consists of temporary unrealized gains or losses on securities classified as available-for-sale, the unrealized gain (loss) on derivatives designated as cash flow hedge and the impact of recognizing the overfunded and underfunded status of defined benefit plans , all net of tax, as well as foreign currency translation adjustments.

2.19 — Earnings per share (“EPS”)

Basic earnings per share are computed by dividing net income (loss) attributable to parent company shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net income attributable to parent company shareholders (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and potential common shares outstanding during the period. The weighted average number of shares used to compute diluted earnings per share include the incremental shares of common stock relating to stock-options granted, nonvested shares and convertible debt to the extent such incremental shares are dilutive. Nonvested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the balance sheet date and if the awards are dilutive. If all necessary conditions have not been satisfied by the end of the period, the number of nonvested shares included in the computation of the diluted EPS is based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period and if the result were dilutive.

2.20 — Revenue Recognition

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
(in millions of U.S. dollars, except share and per-share amounts)

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

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements for periods prior to 2008. In 2009, the Company early adopted new U.S. GAAP guidance for multiple deliverable arrangements and allocation has been based since that date on verifiable objective evidence, third party evidence or management’s best estimate of selling price of the separable deliverables. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

Other revenues

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

Funding

The Company receives funding mainly from governmental agencies and income is recognized when all contractual conditions for receipt of these funds are fulfilled. The Company’s primary sources for government funding are French, Italian, other European Union (“EU”) governmental entities and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. The Company’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Furthermore, following the enactment of the French Finance Act for 2008, which included several changes to the research tax credit regime (“Crédit Impôt Recherche”), French research tax credits are deemed to be grants in substance. Unlike other research and development funding, the amounts to be received are determinable in advance and accruable as the funded research expenditures are made. They are thus reported as a reduction of research and development expenses. The research tax credits are to be reimbursed in cash by the French tax authorities within three years in case they are not deducted from income tax payable during this period of time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

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

Funding receivables are reported as non-current assets unless cash settlement features of the receivables evidence that collection is expected within one year. Long-term receivables that do not present any tax attribute or legal restriction are reflected in the balance sheet at their discounted net present value. The subsequent accretion of the discount is recorded as non-operating income in “Interest income (expense), net”.

The Company receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Company records these loans as debt in its consolidated balance sheet.

2.21 — Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2010, 2009 and 2008 were $11 million, $9 million and $10 million respectively.

2.22 — Research and development

Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research and development costs are charged to expense as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is recorded as research and development expenses. Research and development expenses also include charges originated from purchase accounting, such as in-process research and development recognized on business combinations concluded before January 1, 2009 and amortization of acquired intangible assets. Research and development expenses are reported net of research tax credits received in the French jurisdiction, as described in Note 2.20.

2.23 — Start-up and phase-out costs

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

2.24 — Financial assets

The Company did not hold at December 31, 2010 and 2009 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets in the following categories: held-for-trading and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost, as described in Note 2.13. They are neither classified as held-for-trading nor as available-for-sale.

Purchases and sales of financial assets are recognized on the trade date — the date on which the Company commits to purchase or sell the asset. Financial assets classified as available-for-sale and financial assets classified as held-for-trading are initially recognized and subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership; the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

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

Held-for-trading financial assets

A financial asset is classified in this category if it is a security acquired principally for the purpose of selling in the short term or if it is a derivative instrument not designated as a hedge. Financial assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. Marked-to-market gains or losses arising from changes in the fair value of trading financial assets are reported in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise, when the transactions for such instruments occur within the Company’s operating activities, as it is the case for trading derivatives that do not qualify as hedging instruments, as described in Note 2.25. Gains and losses arising from changes in the fair value of financial assets not related to the operating activities of the Company, such as discontinued fair value hedge on interest rate risk exposure, are presented in the consolidated statements of income as a non-operating element within “Gain (loss) on financial instruments, net” in the period in which they arise.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified as held-for-trading. They are included in current assets when they represent investments of funds available for current operations or when management intends to dispose of the securities within twelve months of the balance sheet date.

Changes in the fair value, including declines determined to be temporary, of securities classified as available-for-sale are recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. The cumulative loss or gain is measured as the difference between the value at initial recognition and the current fair value, less any impairment loss on that financial asset previously recognized in earnings.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets classified as available-for-sale is impaired. When equity securities classified as available for sale are determined to be other-than-temporarily impaired, the accumulated fair value adjustments previously recognized in equity are reported as a non-operating element on the consolidated statements of income on the line “Other-than- temporary impairment charge and realized losses on financial assets”. For debt securities, if a credit loss exists, but the Company does not intend to sell the impaired security and is not more likely than not to be required to sell before recovery, the impairment is separated into the estimated amount relating to credit loss, and the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings on the line “Other-than-temporary impairment charge and realized losses on financial assets”, with the remainder of the loss amount recognized in accumulated other comprehensive income (loss). Impairment losses recognized in the consolidated statements of income are not reversed through earnings.

When securities classified as available for sale are sold, the accumulated fair value adjustments previously recognized in equity are reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial assets”. The cost of securities sold and the amount reclassified out of accumulated other comprehensive income into earnings is determined based on the specific identification of the securities sold.

2.25 — Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognizing the gain or loss resulting from the derivative

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

instrument depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedge transaction. The Company has designated certain derivatives as either:

(a) hedges of a particular risk associated with a highly probable forecasted transaction (cash flow hedge); or

(b) hedges of the fair value of recognized assets or liabilities (fair value hedge).

The Company documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative instruments that are not designated as hedges are classified as held-for-trading financial assets, as described in Note 2.24.

Derivative financial instruments classified as held for trading

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments as per U.S. GAAP guidance, and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.24.

Cash Flow Hedge

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Company also hedges certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses through the use of currency forward contracts.

As part of its ongoing investing and financing activities, the Company may from time to time enter into certain derivative transactions that are designated and qualify for cash flow hedge. In 2010, the Company entered into structured collar hedging transactions to cover the highly probable sale of Micron Technology Inc. shares received as consideration in the sale of Numonyx equity investment, as described in Note 12.

These derivative instruments are designated and qualify for cash flow hedge at inception of the contract and on an on-going basis over the duration of the hedge relationship. They are reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction with the critical terms of the hedging instrument matching the terms of the hedged forecasted transaction. This enables the Company to conclude that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives.

For derivative instruments designated as cash flow hedge, the gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. For these derivatives, ineffectiveness appears if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transactions. Effectiveness on transactions hedged through purchased options is measured on the full fair value of the option, including time value. However, on certain specific combined options (contingent zero-cost collars), the contingency premium is excluded from effectiveness measurement and recorded immediately in earnings, as described in Note 27.

When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity is immediately transferred to the consolidated statements of income within “Other income and expenses, net” if the de-designated derivative relates to operating activities. If upon de-designation, the derivative instrument is held

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

in view to be sold with no direct relation with current operating activities, changes in the fair value of the derivative instrument following de-designation are reported as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income. If the derivative is still related to operating activities, the changes in fair value subsequent to the discontinuance continue to be reported within “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.24.

In order to optimize its hedging strategy, the Company can be required to cease the designation of certain cash flow hedge transactions and enter into a new designated cash flow hedge transaction with the same hedged forecasted transaction but with a new hedging instrument. De-designation and re-designation are formally authorized and limited to the de-designation of purchased currency options with re-designation of the cash flow hedge through subsequent forward contract when the Euro/U.S. dollar exchange rate is decreasing, the intrinsic value of the option is nil, the hedged transaction is still probable of occurrence and meets at re-designation date all criteria for hedge accounting. At de-designation date, the net derivative gain or loss related to the de-designated cash flow hedge deferred in “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity continues to be reported in net equity. From de-designation date, the change in fair value of the de-designated hedging item is recognized each period in the consolidated statements of income on the line “Other income and expenses, net”, as described in Note 2.24. The net derivative gain or loss related to the de-designated cash flow hedge deferred in net equity is reclassified to earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction.

Fair Value Hedges

The Company entered in 2006 into cancellable swaps to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps were sold in 2009. Until November 2008 the derivative instruments met the criteria for designation as a fair value hedge. These criteria included evaluating whether the instrument was highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness was assessed on both a prospective and retrospective basis at each reporting period. Any ineffectiveness of the hedge relationship was recorded as a gain or loss on derivatives as a component of “Other income and expenses, net”, in the consolidated statements of income. At the point that the cancellable swaps no longer met the criteria for designation as a fair value hedge, the swaps continued to be marked to fair value but not the underlying portion of the convertible bonds. The changes in the fair value of the swaps until their sale were recognized on the line “Gain (loss) on financial instruments, net” of the consolidated statement of income while the associated bonds were no longer marked to fair value, the difference between fair value and amortized costs being amortized to earnings as a component of interest expense.

2.26 — Recent accounting pronouncements

(a) Accounting pronouncements effective in 2010

In June 2009, the FASB issued amendments to the guidance on accounting for transfers of financial assets and the guidance on consolidation of variable interest entities. The amendment regarding accounting for transfers of financial assets includes: (i) eliminating the qualifying special-purpose entity (“QSPE”) concept; (ii) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; (iii) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; (iv) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (v) extensive new disclosures. The amendment regarding consolidation of variable interest entities includes: (i) the elimination of exemption for QSPEs; (ii) a new approach for determining who should consolidate a variable-interest entity and (iii) changes to when it is necessary to reassess who should consolidate a variable-interest entity. Both amendments are effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2009 and for interim periods within that first year. Earlier adoption was prohibited. The Company adopted the amendments as of January 1, 2010. The new guidance did not have any significant impact on the Company’s financial position or results of operations. See further information on variable interest entities in Notes 8 and 12.

In September 2009, the FASB issued final guidance on measuring the fair value of liabilities. It amends the Codification primarily as follows: (i) it sets forth the types of valuation techniques to be used to value a liability when a quoted price in an active market is not available; (ii) clarifies that when estimating the fair value of a liability,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability; (iii) clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The amended guidance is effective for the first reporting period beginning after issuance. The Company adopted the amendment as of January 1, 2010. The new guidance did not have any significant impact on the Company’s financial position or results of operations.

In January 2010, the FASB issued new guidance for fair value measurements which requires more robust disclosures regarding (i) different classes of assets and liabilities measured at fair value, (ii) valuation techniques and inputs used, (iii) activities within Level 3 fair value hierarchy measurements (i.e. purchases and sales), and (iv) transfers between Levels 1, 2, and 3 of the fair value hierarchy. The new disclosures are effective for the first interim or annual reporting period beginning after December 15, 2009, except for the roll forward of Level 3 assets and liabilities which will be effective for annual reporting periods beginning after December 15, 2010. The Company adopted the required disclosures of this new guidance as of January 1, 2010. The required disclosures can be found in Note 27.

In July 2010, the FASB issued new guidance on disclosures about the credit quality of financing receivables and the allowance for credit losses. It amends the Codification to provide information in order to understand the nature of credit risk in a company’s financing receivables, how that risk is analyzed in determining the related allowance for credit losses and changes to the allowance during the reporting period. It defines a finance receivable as a contractual right to receive money on demand or in fixed or determinable dates that is recognized as an asset in the entity’s statement of financial position but excludes from its scope certain financial instruments such as trade accounts receivable with contractual maturities of one year or less that arose from the sale of goods and services. A significant change from the current disclosure requirements is that the information must be provided for both the finance receivables and the related allowance for credit losses at disaggregated levels. The new disclosure guidance introduces two new defined terms that will govern the level of disaggregation: a portfolio segment, defined as the level at which an entity determines its allowance for credit losses, and a class of financing receivable, defined as a group of finance receivables determined on the basis of their initial measurement attribute. The guidance is effective for the Company for both interim and annual reporting periods ending December 15, 2010. The Company applied these new disclosure requirements to the consolidated financial statements for the year ended December 31, 2010 and such requirements did not have any impact on the notes to the consolidated financial statements.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In December 2010, the FASB issued amendment to the guidance on testing for goodwill impairment. The amendment modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts, for which the entity is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting units. The amendment is effective for fiscal years beginning after December 15, 2010. Earlier adoption is not permitted. The Company will adopt the amendment as of January 1, 2011 and does not expect any significant impact on the Company’s financial position and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current and non-current assets on the consolidated balance sheets as at December 31, 2010 and December 31, 2009 are detailed in the tables below:

						Change in
						fair value
						included in
						OCI* for
						available-	Change in	Foreign
						for-sale	fair value	exchange
	December 31,		Other		Other	marketable	recognized	result	December 31,
	2009	Purchase	increase	Sale	decrease	securities	in earnings	through OCI*	2010
	In millions of U.S. dollars

Aaa debt securities issued by the U.S. Treasury	340	690	—	(680)	—	—	—	—	350
Aaa debt securities issued by foreign governments	144	410	—	(331)	—	—	—	(10)	213
Senior debt Floating Rate Notes issued by financial institutions	548	—	—	(208)	—	4	(3)	(13)	328
Auction Rate Securities	42	—	—	—	—	30	—	—	72
Equity securities classified as held-for-trading	—	—	20	—	(22)	—	2	—	—
Equity securities classified as available-for-sale	—	—	583	(375)		(14)	(33)	—	161

Total	1,074	1,100	603	(1,594)	(22)	20	(34)	(23)	1,124

*	Other Comprehensive Income

		Increase in	Other than
		fair value	temporary
		included in	impairment
		OCI* for	charge and			Foreign	Foreign
		available-	realized			exchange	exchange
		for-sale	losses on			result	result
	December 31,	marketable	marketable			through	through	December 31,
	2008	securities	securities	Purchase	Sale	P&L	OCI*	2009
	In millions of U.S. dollars

Aaa debt securities issued by the U.S. Treasury	—	—	—	1,060	(720)	—	—	340
Aaa debt securities issued by foreign governments	—	—	—	670	(543)	14	3	144
Senior debt Floating Rate Notes issued by financial institutions	651	8	—	—	(108)	—	(3)	548
Auction Rate Securities	242	15	(140)	—	(75)	—	—	42

Total	893	23	(140)	1,730	(1,446)	14	—	1,074

*	Other Comprehensive Income

The Company invested in 2010 $1,100 million in French, German and U.S. government bonds, of which $1,011 million was sold or matured in 2010. The change in fair value of the $563 million government debt securities classified as available-for-sale was not material as at December 31, 2010. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bonds portfolio is less than three months on average and the securities are rated Aaa by Moody’s and AAA by Standard & Poor’s.

All floating rate notes and auction-rate securities are classified as available-for-sale and recorded at fair value as at December 31, 2010, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except for those changes deemed to be other-than-temporary impairment.

Out of the 10 investment positions in floating-rate notes, with the only exception of a senior floating rate note of Euro 15 million issued by Lehman Brothers whose impairment was recorded as other-than-temporary in 2008, 8 positions are in an unrealized loss position, which has been considered as temporary. For all floating rate notes, except the Lehman Brothers senior unsecured bonds described below, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the floating rate note portfolio is 1.5 years on average

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

and the securities have a minimum Moody’s rating of A2 (with the only exception of the Lehman Brothers senior unsecured bonds), the Company expects the value of the securities to return to par as the final maturity is approaching. In addition, the Company does not expect to be required to sell the securities before maturity. As such, no credit loss has been identified on these instruments. As a result, the change in fair value is recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

The floating rate notes and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2010, since they represent investments of funds available for current operations.

The auction-rate securities, which have a final maturity up to 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at December 31, 2010. On February 16, 2009, the Company announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded the Company, in connection with such unauthorized auction rate securities, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, the Company is entitled to retain an interest award of approximately $27 million, out of which $25 million has already been paid, plus interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until March 31, 2010 and 0.42% from March 31, 2010 until the Award is paid in full. The Company petitioned the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse responded by seeking to vacate the FINRA award. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by the Company and issued by Deutsche Bank, requested that the Company either tender the securities or accept that the amount that would be received by the Company pursuant to such tender be deducted from the sum to be collected by the Company if and when the FINRA award is confirmed and enforced. Pursuant to legal advice, and while reserving its legal rights, the Company participated in the tender offer, sold Auction Rate Securities with a face value of $154 million and collected $75 million. On March 19, 2010, in connection with the Company’s legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against the Company’s instructions, the federal district court in New York issued a ruling affirming the unanimous arbitration award in its favor for more than $432 million, including collected interest, entered into in February 2009 by FINRA. The ruling of the federal district court in New York denied Credit Suisse’s motion to vacate the award, also granting the Company’s petition to affirm the award and directing Credit Suisse to pay the unpaid balance. On August 24, 2010 the New York Court for the Southern District issued a judgment confirming the ruling of March 2010. On February 24, 2011, the Company received notice that the US Court of Appeals for the Second Circuit has fixed March 28, 2011 as the trial date. Based on the ruling the Company should receive approximately $357 million, which include approximately $27 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of the securities, as described above. This ruling can be appealed by Credit Suisse to the Court of Appeals for the Second Circuit upon resolution of all post judgment motions.

Upon receipt of the award, the Company will transfer ownership of the portfolio of unauthorized auction rate securities to Credit Suisse. Until the award is executed, the Company will continue to own the Auction Rate Securities and, consequently, will account for them in the same manner as in the prior periods. Until the FINRA award is executed, the ownership of the auction-rate securities must be considered as a separate unit of accounting for impairment assessment. From the first quarter of 2008, the fair value measure of these securities, which corresponds to a level 3 fair value hierarchy, was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and ITraxx and IBoxx for the credit-linked notes until CLN have been tendered on December 2009), which the Company believes approximates the orderly exit value in the current market. The estimated value of these securities could further decrease due to a deterioration of the specific indexes used for the evaluation. Fair value measurement information is further detailed in Note 27.

On May 7, 2010 the Company disposed of its investment in Numonyx in exchange for shares in Micron Technology Inc., as detailed in Note 12. The Micron shares were recorded in the consolidated balance sheet on the line “Marketable Securities” as of December 31, 2010. During November and December 2010, the Company sold

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

around 47 million of those shares, together with the related hedging instruments. The $375 million proceeds from the sale generated a non-operating loss of $33 million reported in the line “Gain (loss) on financial instruments, net”. This loss was partially neutralized by a $20 million gain on the proceeds of the unwinding of the derivative instruments, which is described in note 27. The Company reported a deferred loss on remaining shares amounting to $15 million and a deferred gain on the remaining related derivative instruments of $27 million, both as a component of “Accumulated Other Comprehensive Income” since the Company assessed the decline in fair value to be temporary.

4.	SHORT-TERM DEPOSITS

As at December 31, 2010, the Company has $67 million of cash invested in short-term deposits with a maturity of one year. These deposits are held at one Bank with a long-term rating of Aa2/AA-. Interest on this deposit is paid at maturity with interest rates fixed at inception for the duration of the deposit. The principal will be repaid at final maturity and is readily convertible in cash.

5.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2010	2009

Trade accounts receivable	1,247	1,386
Less valuation allowance	(17)	(19)
Total	1,230	1,367

Bad debt expense in 2010, 2009 and 2008 was $1 million, $2 million and $1 million respectively. In 2010, 2009 and 2008, one customer, the Nokia group of companies, represented 13.9%, 16.1% and 17.5% of consolidated net revenues, respectively.

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable within the ST-Ericsson venture described in details in Note 8. In 2010, $781 million of trade accounts receivable were sold without recourse, with a financial cost of $2 million reported on the line “Interest income (expense), net” of the consolidated statement of income for the year ended December 31, 2010.

6.	INVENTORIES, NET

Inventories, net of reserve, consisted of the following:

	December 31,	December 31,
	2010	2009

Raw materials	80	73
Work-in-process	976	769
Finished products	441	433
Total	1,497	1,275

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

7.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets consisted of the following:

	December 31,	December 31,
	2010	2009

Receivables from government agencies	171	208
Taxes and other government receivables	117	272
Advances	68	79
Prepayments	51	50
Loans and deposits	15	14
Interest receivable	6	10
Derivative instruments	85	36
Receivables from equity investments	33	15
Other current assets	63	69
Total	609	753

Derivative instruments are further described in Note 27.

8.	BUSINESS COMBINATIONS

On August 2, 2008, ST-NXP Wireless, a joint venture owned 80% by the Company, began operations based on contributions of the wireless businesses of the Company and NXP, as the noncontrolling interest holder. On February 1, 2009, the Company exercised its option to purchase the 20% noncontrolling interest of NXP in ST-NXP wireless for a price of $92 million. Transactions with NXP noncontrolling interests are summarized in the table below:

	Twelve Months Ended
	December 31,	December 31,
	2010	2009
	In millions of U.S. dollars

Net income (loss) attributable to parent company	830	(1,131)
Transfers from noncontrolling interests:
Increase in parent company’s capital surplus for purchase of outstanding 20% of ST-NXP shares	—	119
Change from net income (loss) attributable to parent company and transfers (to) from noncontrolling interests	830	(1,012)

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, ST-Ericsson (“STE”). ST-Ericsson combines the resources of the two companies and focuses on developing and delivering a complete portfolio of mobile platforms wireless semiconductor solutions across the broad spectrum of mobile technologies. The operations of ST-Ericsson are conducted through two groups of companies. The parent of one of the groups is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by ST. JVS is responsible for the full commercial operation of the combined businesses, namely sales, marketing, supply and the full product responsibility. The parent of the other group of companies, ST-Ericsson AT SA (“JVD”), is owned 50% plus a controlling share by Ericsson and is focused on fundamental R&D activities. Both JVS and JVD are variable interest entities. The Company has determined that it is the primary beneficiary of JVS and therefore consolidates JVS, but that it is not the primary beneficiary of JVD and therefore accounts for its investment in JVD under the equity method. JVD is further described in Note 12. In addition to the contributions made by ST and Ericsson of their respective businesses to the venture entities, the consideration received from Ericsson included $1,155 million in cash. The transaction was accounted for as a business combination under the amended business combination guidance adopted by the Company as of January 1, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The purchase accounting results were the following, in millions of U.S. dollars:

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

The goodwill arises principally due to expected synergies and the value of the assembled workforce. It is tax deductible for an amount of $26 million. In connection with this transaction, the Company recognized acquisition costs of $9 million, which were included in selling, general and administrative expenses during 2009. The customer relationships have a useful life of four years. There are no contingent assets or liabilities recognized in the transaction.

The fair value of the noncontrolling interests was determined by the Company with the assistance of a third party for the fair values of the businesses contributed. Due to lack of comparable market transactions, the EMP business was valued using a discounted cash flow approach. The primary inputs used to measure the fair value were the stand alone business plan for the five-year period 2009-2013, including certain cost synergies of the venture, and the weighted average cost of capital, which was determined to be 8.9%. This represents a Level 3 measurement of fair value in the fair value measurement hierarchy. The resulting value of the EMP business was then allocated between the two entities of the venture as follows: (a) specifically identifiable assets as well as customer-related intangibles and the cost synergies were allocated to the portion of the EMP business contributed to JVS, and (b) specifically identifiable assets as well as the value of the usage rights of the technology were allocated to the portion of the EMP business contributed to JVD. The fair value of the Company’s contribution of its ST-NXP Wireless business to JVS was determined based upon the valuation of the EMP business contributed to JVS and JVD and the cash consideration that was agreed upon between the Company and Ericsson to compensate for the difference in fair values between the two companies’ contributions. This valuation is therefore also considered Level 3. Upon closing, JVS was determined to be included in the reportable segment “Wireless”, as detailed in Note 29.

In 2010, the Company completed two transactions to acquire substantially all the assets of two development stage companies based in the United States of America. These acquisitions provide the Group with leading technologies in the field of rectifier diodes and powerline communications. Both transactions were structured as asset deals which have been accounted for as business combinations and were determined to be included in the reportable segment “Industrial and Multisegment Sector” ( “IMS”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The fair value of the identifiable assets and assumed liabilities acquired from these two companies at acquisition-date were as follows:

Fair value
recognized on
acquisition
In millions of
USD

Technology	13
Goodwill	1
In-process R&D	5

Total identifiable net assets at fair value	19
Purchase consideration	19

The purchase consideration is made of cash payments for $11 million and the acquisition-date fair value of contingent considerations. Goodwill on these transactions arises principally due to the value of the assembled workforce.

9.	GOODWILL

Following the segment reorganization as described in Note 29, the Company has restated its allocation of goodwill by product segment in prior periods for illustrative comparisons. .

Changes in the carrying amount of goodwill were as follows:

	Automotive
	Consumer
	Computer and		Industrial and
	Communication	Wireless	Multisegment
	Infrastructure	Sector	Sector
	(“ACCI”)	(“Wireless”)	(“IMS”)	Total

December 31, 2008	51	816	91	958
Business Combination	—	131	—	131
Vision goodwill impairment	(6)	—	—	(6)
Foreign currency translation	(2)	(11)	1	(12)
December 31, 2009	43	936	92	1,071
Business Combinations	—	—	1	1
Decrease in goodwill due to a release of contingent consideration liability booked initially under FAS 141	—	(6)	—	(6)
Foreign currency translation	—	(7)	(5)	(12)
December 31, 2010	43	923	88	1,054

Gross goodwill recognized amounted to respectively $1,121 million and $1,138 million as at December 31, 2010 and 2009. Accumulated impairment amounted to $67 million as at December 31, 2010 and 2009.

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson, as described in Note 8. An amount of $143 million of the purchase price for this transaction was allocated to goodwill. Additionally, at the beginning of the third quarter of 2009, the Company made final adjustments to the NXP business combination and decreased goodwill by $12 million.

During the first half of 2009, the Company performed an impairment test on goodwill and based on this test, an impairment charge of $6 million was recorded on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December, 2009.

In the third quarter of 2010 and 2009, the Company performed its annual impairment test on goodwill and indefinite long-lived assets, which did not evidence any additional impairment charge to be recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

10.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

	Gross	Accumulated	Net
December 31, 2010	Cost	Amortization	Cost

Technologies & licences	827	(609)	218
Contractual customer relationships	488	(122)	366
Purchased software	309	(256)	53
Construction in progress	82	—	82
Other intangible assets	91	(79)	12

Total	1,797	(1,066)	731

	Gross	Accumulated	Net
December 31, 2009	Cost	Amortization	Cost

Technologies & licences	787	(501)	286
Contractual customer relationships	485	(70)	415
Purchased software	302	(226)	76
Construction in progress	28	—	28
Other intangible assets	91	(77)	14

Total	1,693	(874)	819

The line “Construction in progress” in the table above includes internally developed software under construction and software no ready for intended use.

The line “Other intangible assets” consists primarily of internally developed software. The amortization expense on capitalized software costs in 2010, 2009 and 2008 was $30 million, $20 million and $15 million, respectively.

The amortization expense in 2010, 2009 and 2008 was $207 million, $208 million and $141 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year

2011	225
2012	147
2013	72
2014	54
2015	46
Thereafter	187
Total	731

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

11.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	Gross	Accumulated	Net
December 31, 2010	Cost	Depreciation	Cost

Land	88	—	88
Buildings	948	(306)	642
Capital leases	74	(64)	10
Facilities & leasehold improvements	3,037	(2,382)	655
Machinery and equipment	13,916	(11,534)	2,382
Computer and R&D equipment	519	(441)	78
Other tangible assets	211	(144)	67
Construction in progress	124	—	124

Total	18,917	(14,871)	4,046

	Gross	Accumulated	Net
December 31, 2009	Cost	Depreciation	Cost

Land	96	—	96
Buildings	1,004	(294)	710
Capital leases	79	(61)	18
Facilities & leasehold improvements	3,158	(2,332)	826
Machinery and equipment	13,765	(11,632)	2,133
Computer and R&D equipment	544	(458)	86
Other tangible assets	252	(146)	106
Construction in progress	106	—	106
Total	19,004	(14,923)	4,081

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

The depreciation charge in 2010, 2009 and 2008 was $1,033 million, $1,159 million and $1,225 million, respectively.

Capital investment funding has totaled $4 million in each of the years ended December 31 2010, 2009 and 2008, respectively. Public funding reduced depreciation charges by $13 million, $22 million and $25 million in 2010, 2009 and 2008 respectively.

For the years ended December 31, 2010, 2009 and 2008 the Company made equipment sales for cash proceeds of $29 million, $10 million and $8 million respectively.

12.	EQUITY INVESTMENTS

Equity investments as at December 31, 2010 and December 31, 2009 were as follows:

	December 31, 2010		December 31, 2009
	Carrying	Ownership	Carrying	Ownership
	value	Percentage	value	Percentage
	In millions of USD, except percentages

Numonyx Holdings B.V.	—	—	193	48.6%
ST-Ericsson AT SA	39	49.9%	67	49.9%
3Sun S.r.l.	83	33.3%	—	—
Other equity investments	11	—	13	—
Total	133		273

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Numonyx

In 2007, the Company entered into an agreement with Intel Corporation and Francisco Partners L.P. to create Numonyx, a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses in exchange of 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes.

The Company accounted for its share in Numonyx under the equity method based on the results of the venture. In the valuation of the Numonyx investment under the equity method, the Company applied a one-quarter lag reporting.

On February 10, 2010, the Company, together with its partners Intel Corporation and Francisco Partners, entered into a definitive agreement with Micron Technology Inc., in which Micron acquired Numonyx Holdings B.V. in an all-stock transaction. On May 7, 2010, this transaction closed. In exchange for its 48.6% stake in Numonyx, the Company received:

•	approximately 66.88 million shares of Micron common stock which were recorded as a financial asset classified as available-for-sale. At the May 6, 2010 Micron closing share price of $8.75 per share, the value of the shares was $583 million taking into account a discount of $2 million to reflect the lock-up period restriction applicable to these shares. As described in note 27, a substantial portion of the Micron shares has been hedged and as described in note 3, around 47 million shares were sold after the end of the lock-up period.

•	full ownership of the Numonyx M6 going concern and facility in Catania, Italy, which the Company contributed to 3Sun S.r.l., a photovoltaic joint initiative among the Company, Enel and Sharp.

At the closing of this transaction the senior credit facility that was supported by the Company’s guarantee of $225 million was repaid in full by Numonyx.

The overall transaction resulted in a gain after tax of $265 million included in line “Loss on equity investments and gain on investment divestiture” of the consolidated statement of income for the year ended December 31, 2010. The Company’s proportional share of earnings of Numonyx for the period from March 28, 2010 to May 7, 2010 and the benefit relating to the amortization of basis differences for the same period was a profit of $8 million, recognized in retained earnings.

The table below sets forth the significant non-cash transactions related to the disposal of the Company’s investment in Numonyx:

Twelve months
ended
December 31,
2010
In millions of USD

Cash flows from operating activities
Change in net working capital	3
Other non-cash impacts	(10)
Cash flows from investing activities
Disposal of an equity investment	325
Acquisition of marketable securities	(583)

Gain on disposal of an equity investment	(265)

For the year ended December 31, 2010, the line “Loss on equity investments and gain on investment divestiture” of the Company’s consolidated statement of income included the following amounts related to the investment in Numonyx:

•	a gain of $265 million on the sale of the investment in Numonyx, as described above;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

•	a charge of $22 million corresponding to the Company’s proportional share of the loss reported by Numonyx in the fourth quarter of 2009 and the first quarter of 2010 and a benefit of $29 million related to amortization of basis differences arising mainly from impairment charges recorded by the Company in prior periods.

ST-Ericsson AT SA (“JVD”)

As disclosed in Note 8, on February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG, in which the Company owns 50% less a controlling share held by Ericsson. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2010, ST-Ericsson Holding AG was merged into ST-Ericsson AT SA. In 2010, the line “Loss on equity investments and gain on investment divestiture” in the Company’s consolidated statement of income included a charge of $28 million related to JVD. This amount includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity investment that amounted to $39 million as at December 31, 2010.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a variable interest entity. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

As part of the transaction with Micron, the Company exercised its right to indirectly purchase the Numonyx M6 facility in Catania, Italy. On July 1, 2010, Numonyx contributed the M6 going concern and facility to 3Sun and immediately transferred the newly issued shares of 3Sun to the Company against the redemption of the $78 million subordinated notes issued by Numonyx and held by the Company. These debt securities are further described in Note 13. Since the investment in 3Sun is denominated in euro, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in “Accumulated other comprehensive income” in the consolidated statement of changes in equity. The Company’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity investment that amounted to $83 million as at December 31, 2010.

13.	OTHER INVESTMENTS AND OTHER NON-CURRENT ASSETS

Other investments and other non-current assets consisted of the following:

	December 31,	December 31,
	2010	2009

Investments carried at cost	28	29
Available-for-sale equity securities	11	10
Long-term notes from equity investment	—	173
Held-for-trading equity securities	7	7
Long-term receivables related to funding	8	8
Long-term receivables related to tax refund	278	170
Long-term receivables from third party	19	—
Debt issuance costs, net	1	4
Prepaid for pension	4	2
Derivative instruments designated as cash flow-hedge	6	—
Deposits and other non-current assets	22	39

Total	384	442

Investments carried at cost are equity securities with no readily determinable fair value. In 2010, the Company incurred an other-than-temporary impairment charge on one of its investments amounting to $1 million. In 2009, the Company incurred other-than-temporary impairment charge on one of its investments for $3 million that was recorded on the line “Impairment, restructuring charges and other related closure costs” in the consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

statements of income for the year ended December 31, 2009. The aggregate carrying amount of cost method investments that the Company did not evaluate for impairment in 2010 and 2009 because there was no triggering event is $28 million and $29 million, respectively.

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At December 31, 2010, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment.

The long-term subordinated notes received upon the creation of Numonyx were extinguished as part of the deal concluded with Micron Technology Inc. for the sale of Numonyx. As such, as at May 7, 2010, $102 million of these debt securities, including accumulated interests, were extinguished, the remaining $78 million being cancelled upon the transfer of M6 facility full ownership to the Company, as described in Note 12.

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

Long-term receivables from third party relate to receivables from third parties reclassified to non-current as collection is expected beyond one year.

14.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2010	2009

Payroll	368	325
Social charges	177	149
Taxes other than income taxes	76	80
Advances	31	47
Payables to equity investments	36	30
Obligations for capacity rights	12	21
Derivative instruments	11	34
Provision for restructuring	129	180
Current portion of pension and other long-term benefits	21	30
Royalties	34	35
Obligation related to cash collateral	7	0
Others	102	118
Total	1,004	1,049

The terms of the agreement for the inception of Numonyx included rights granted to Numonyx to use certain assets retained by the Company. As at December 31, 2010 and 2009 the value of such rights totaled $44 million and $65 million respectively, of which $11 million and $18 million respectively were reported as current liabilities. Derivative instruments are further described in Note 27.

The Company recognized $7 million as at December 31, 2010 for the obligation to return cash collateral related to the cash-flow hedge transaction on Micron shares as described in Note 27. The right to reclaim such cash collateral from the Bank was reported as “Restricted cash” on the consolidated balance sheet as at December 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2010 and December 31, 2009.

15.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	December 31,
	2010	2009

Bank loans:
1.79% due 2010, floating interest rate at Libor + 1.0%	—	40
Funding program loans from European Investment Bank:
0.32% due 2014, floating interest rate at Libor + 0.017%	80	100
0.31% due 2015, floating interest rate at Libor + 0.026%	47	56
0.34% due 2016, floating interest rate at Libor + 0.052%	116	136
0.62% due 2016, floating interest rate at Libor + 0.317%	155	180
0.50% due 2016, floating interest rate at Libor + 0.213%	171	200
Other funding program loans:
0.90% (weighted average), due 2010, fixed interest rate	—	12
0.46% (weighted average), due 2012, fixed interest rate	2	6
0.50% (weighted average), due 2013, fixed interest rate	3	3
0.49% (weighted average), due 2014, fixed interest rate	3	8
0.50% (weighted average), due 2016, fixed interest rate	1	2
0.50% (weighted average), due 2017, fixed interest rate	1	67
0.74% (weighted average), due 2018, fixed interest rate	2	—
Capital leases:
6.48% (weighted average), due 2011, fixed interest rate	2	8
6.00% (weighted average), due 2014, fixed interest rate	7	9
5.29% (weighted average), due 2017, fixed interest rate	2	2
Senior Bonds:
1.43%, due 2013, floating interest rate at Euribor + 0.40%	569	720
Convertible debt:
1.50% convertible bonds due 2016	534	943
Total long-term debt	1,695	2,492
Less current portion (excluding short term borrowings)	(645)	(176)

Total long-term debt, less current portion	1,050	2,316

Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2010	2009

U.S. dollar	1,113	1,666
Euro	582	826
Total	1,695	2,492

The European Investment Bank’s loans denominated in EUR, but drawn in USD, are classified as USD-denominated debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Aggregate future maturities of total long-term debt outstanding (including current portion) are as follows:

December 31,
2010

2011	645
2012	109
2013	676
2014	106
2015	84
Thereafter	75

Total	1,695

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. During 2009 the Company repurchased 98 thousand bonds corresponding to $106 million principal amount for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million. During 2010 the Company repurchased 386 thousand bonds corresponding to $417 million principal amount for a total cash consideration of $410 million, realizing a gain on the repurchase of $7 million.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. During 2010 the Company repurchased 74 thousand bonds for a total cash consideration of $98 million.

Credit facilities

The Company had unutilized committed medium term credit facilities with core relationship banks totalling $492 million. In addition, the aggregate amount of the Company’s and its subsidiaries’ total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $664 million as at December 31, 2010. In addition, ST-Ericsson had $100 million of committed line from Ericsson as parent company, of which $75 was withdrawn and reported as “Short-term borrowings” at December 31, 2010. The Company also has three committed credit facilities with the European Investment Bank as part of R&D funding programs. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $98 million were paid back as at December 31, 2010. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $54 million was paid back as at December 31, 2010. The third one, signed in September 2010, for a total of €350 million for R&D projects in France was undrawn as at December 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

16.	POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of December 31, 2010, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Change in benefit obligation:
Benefit obligation at beginning of year	654	587	43	42
Service cost	25	22	8	4
Interest cost	26	25	2	2
Employee contributions	5	4	—	—
Benefits paid	(12)	(25)	(3)	(2)
Effect of settlement	(18)	(16)	—	(3)
Effect of curtailment	(2)	(2)	(1)	—
Actuarial (gain) loss	19	29	4	(1)
Transfer in	—	12	—	1
Transfer out	(2)	(5)	—	(1)
Plan amendment	12	—	—	—
Foreign currency translation adjustment	(6)	23	(3)	1
Benefit obligation at end of year	701	654	50	43
Change in plan assets:
Plan assets at fair value at beginning of year	339	262	—	—
Expected return on plan assets	18	16	—	—
Employer contributions	24	46	—	—
Employee contributions	5	5	—	—
Benefits paid	(4)	(13)	—	—
Effect of settlement	(18)	(14)	—	—
Actuarial gain (loss)	1	25	—	—
Transfer in	—	7	—	—
Transfer out	—	(6)	—	—
Foreign currency translation adjustments	7	11	—	—
Plan assets at fair value at end of year	372	339	—	—
Funded status	(329)	(315)	(50)	(43)
Net amount recognized in the balance sheet consisted of the following:
Non current assets	4	2	—	—
Current liabilities	(18)	(8)	(3)	(9)
Non Current liabilities	(315)	(309)	(47)	(34)
Net amount recognized	(329)	(315)	(50)	(43)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial	Prior service
	(gains)/losses	cost	Total

Other comprehensive income as at December 31, 2008	74	6	80
Net amount generated/arising in current year	4	—	4
Amortization	(6)	(2)	(8)
Foreign currency translation adjustment	4	—	4
Effect of curtailment/settlement	(4)	—	(4)
Other comprehensive income as at December 31, 2009	72	4	76
Net amount generated/arising in current year	21	12	33
Amortization	(9)	(5)	(14)
Foreign currency translation adjustment	2	—	2
Other comprehensive income as at December 31, 2010	86	11	97

In 2011, the Company expects to amortize $5 million of actuarial losses and $1 million of past service cost.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010	2009	2008

Service cost	25	22	20	8	4	4
Interest cost	26	25	32	2	2	3
Expected return on plan assets	(18)	(16)	(18)	—	—	—
Amortization of actuarial net loss (gain)	4	6	2	3	(1)	1
Amortization of prior service cost	1	2	2	1	—	—
Effect of settlement	5	2	(3)	—	—	—
Effect of curtailment	(2)	(2)	(1)	(1)	—	—

Net periodic benefit cost	41	39	34	13	5	8

The weighted average assumptions used in the determination of the benefit obligation and the plan asset for the pension plans and the other long-term benefits were as follows:

	December 31,	December 31,	December 31,
Assumptions	2010	2009	2008

Discount rate	4.68%	5.11%	5.23%
Salary increase rate	3.13%	3.08%	3.46%
Expected long-term rate of return on funds for the pension expense of the year	4.99%	5.28%	5.69%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The Company’s pension plan asset allocation at December 31, 2010 and 2009 are as follows:

	Percentage of Plan Assets at December
Asset Category	2010	2009

Equity securities	39%	38%
Bonds securities remunerating interest	32%	33%
Real estate	7%	9%
Other	22%	20%
Total	100%	100%

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2010 is as follows:

		Quoted Prices in		Significant
		Active Markets	Significant Other	Unobservable
		for Identical	Observable Inputs	Inputs
	Total	Assets (Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	24	24	—	—
Equity securities	144	143	1	—
Government debt securities	68	34	34	—
Corporate debt securities	50	24	26	—
Derivatives	30	25	5	—
Investment funds	23	1	20	2
Real estate	27	7	15	5
Other (mainly insurance assets — contracts and reserves)	6	1	—	5
TOTAL	372	259	101	12

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and December 31, 2010 is presented as follows:

Fair Value
Measurements using
Significant
Unobservable
Inputs (Level 3)
In millions of
U.S. dollars

January 1, 2010	12
Actual return on plan assets mainly due to real estate	(2)
Reclassification from Level 2	2

December 31, 2010	12

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

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $24 million and $46 million in 2010 and 2009 respectively and the Company expects to contribute cash of $16 million in 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The Company’s estimated future benefit payments as of December 2010 are as follows:

Years	Pension Benefits	Other Long-term Benefits

2011	30	2
2012	29	2
2013	30	8
2014	36	3
2015	32	4
From 2016 to 2020	195	18

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $14 million and $13 million as of December 31, 2010 and 2009 respectively. The annual cost of these plans amounted to approximately $89 million, $81 million and $72 million in 2010, 2009 and 2008, respectively. The benefits accrued to the employees on a pro-rata basis, during their employment period are based on the individuals’ salaries.

17.	SHAREHOLDERS’ EQUITY

17.1 Outstanding shares

The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2010 the number of shares of common stock issued was 910,420,305 shares (910,319,305 at December 31, 2009).

As of December 31, 2010 the number of shares of common stock outstanding was 881,686,303 (878,333,566 at December 31, 2009).

17.2 Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2008, an option agreement was concluded between the Company and Stichting Continuïteit ST. This option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There were no preference shares issued as of December 31, 2010.

17.3 Treasury stock

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

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2008 and 2009 Annual General Meeting of Shareholders. As of December 31, 2010, 14,186,218 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 3,251,737 in the year ended December 31, 2010.

As of December 31, 2010, the Company owned a number of treasury shares equivalent to 28,734,002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

17.4 Stock option plans

In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board would receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board would receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant for both 1999 and 2000 and ten years from the date of grant for 2001.

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

A summary of the stock option activity for the plans for the three years ended December 31, 2010, 2009 and 2008 follows:

		Price Per Share
			Weighted
	Number of Shares	Range	Average

Outstanding at December 31, 2007	46,765,635	$16.73 - $62.01	$31.42

Options expired	(5,923,552)	$44.00 - $62.01	$59.10
Options forfeited	(1,410,650)	$16.73 - $62.01	$27.90
Outstanding at December 31, 2008	39,431,433	$16.73 - $39.00	$27.35

Options forfeited	(1,487,601)	$17.08 - $39.00	$27.69
Outstanding at December 31, 2009	37,943,832	$16.73 - $39.00	$27.33

Options forfeited	(2,646,937)	$17.08 - $39.00	29.55
Outstanding at December 31, 2010	35,296,895	$16.73 - $39.00	27.17

The weighted average remaining contractual life of options outstanding as of December 31, 2010, 2009 and 2008 was 1.9, 2.9 and 3.9 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2010 were as follows:

			Weighted
		Weighted	average
	Option price	average	remaining
Number of shares	range	exercise price	contractual life

130,531	$16.73 - $17.31	$17.04	3.8
18,809,704	$19.18 - $24.88	$21.02	2.8
153,650	$25.90 - $29.70	$26.72	2.4
16,203,010	$31.09 - $39.00	$34.38	0.9

17.5 Nonvested share awards

On April 28, 2007, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2007 Supervisory Board Plan”), of which 22,500 awards were immediately waived. These awards were granted at the nominal value of the share of €1.04 and vested over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

they were not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 45,000 shares, vested as at April 28, 2008. Furthermore, following the end of mandate of one of the members of the Board, 7,500 shares were accelerated in 2008. The second tranche of this plan, representing 45,000 shares, vested as at April 28, 2009. In 2010, the third tranche of the plan, representing 45,000 shares vested as at April 28, 2010. As of December 31 2010, no awards were outstanding under the 2007 Supervisory Board Plan.

On June 18, 2007, the Company granted 5,691,840 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2007 Employee Plan”). The Compensation Committee and the Supervisory Board also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company as detailed below. The shares were granted for free to employees, and vested upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in two of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vested over the following requisite service period: 32% as at April 26, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010. The following requisite service period was required for the nonvested shares granted under the two local subplans: for the first one, 64% of the granted stock awards vested as at June 19, 2009 and 36% as at June 19, 2010. In addition, the sale by the employees of the shares once vested was restricted over an additional two-year period, which was not considered as an extension of the requisite service period. For the second subplan, 32% vested as at June 19, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010. In 2008, the Company failed to meet one performance condition during one semester. Consequently, one sixth of the shares granted, totaling 926,121 shares, of which 242,233 on the first subplan and 2,634 on the second subplan, was lost for vesting. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 1,097,124 shares, vested as at April 26, 2008. The first tranche of one of the local subplans, representing 4,248 shares, vested as at June 19, 2008. In addition, 31,786 shares were accelerated during the year, of which 2,999 under the subplans. The second tranche of the original plan, representing 1,048,429 shares and the second tranche of one of the local subplans, representing 3,914 shares, vested as at April 26, 2009. The first tranche of the other local subplan, representing 768,157 shares, vested as at June 19, 2009. In addition, 32,360 shares were accelerated during 2009, of which 4,974 under the subplans. In 2010, the third tranche of the original plan and the third tranche of one of the local subplans, representing respectively 1,097,454 and 4,395 shares, vested as at April 26, 2010. The second tranche of the other local subplan, representing 395,853 shares, vested as at June 19, 2010. In addition, 35,857 shares were accelerated during the year, of which 12,262 under one of the subplans. These shares were transferred to employees from the treasury shares owned by the Company. At December 31, 2010, no awards were outstanding under the 2007 Employee Plan.

On December 6, 2007, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 84,450 shares to selected employees designated by the Managing Board of the Company as part of the 2007 Employee Plan. This additional grant had the same terms and conditions as the original plan. As a consequence of the failed performance condition explained above, 14,023 shares were lost for vesting, of which 498 on the subplan. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 10,434 shares, vested as at April 26, 2008. In addition, 11,311 shares were accelerated during the year. The second tranche of the original plan, representing 21,585 shares, vested as at April 26, 2009. The first tranche of the subplan, representing 1,602 shares, vested as at December 7, 2009. In 2010, the third tranche of the plan, representing 23,181 shares and the second tranche of the subplan, representing 900 shares vested as at April 27, 2010. At December 31, 2010, no nonvested shares were outstanding as part of this additional grant.

On February 19, 2008, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 135,550 shares to selected employees designated by the Managing Board of the Company as part of the 2007 Employee Plan. This additional grant had the same terms and conditions as the original plan. As a consequence of the failed performance condition explained above, 22,559 shares were lost for vesting, of which 5,887 on the local subplan. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 26,407 shares, vested as at April 26, 2008. In addition, 320 shares were accelerated during the year. The second tranche of the original plan, representing 21,978 shares, vested as at April 26, 2009. In addition, 567 shares were accelerated during 2009. The first tranche of the subplan, representing 8,417 shares, vested as at February 20, 2010, the third tranche of the plan, representing 24,653 shares, as at April 26, 2010 and the second tranche of the subplan, representing 4,404 shares, as at April 27, 2010. At December 31, 2010, no nonvested shares were outstanding as part of this additional grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

On May 16, 2008, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2008 Supervisory Board Plan”), of which 22,500 awards were immediately waived. These awards were granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 47,500 shares, vested as at May 16, 2009. The second tranche of this plan, representing 47,500 shares, vested as at May 16, 2010. Furthermore, following the resignation of one of the members, 5,000 shares were accelerated in 2010. As of December 31, 2010, 42,500 awards were outstanding under the 2008 Supervisory Board Plan.

On July 22, 2008, the Company granted 5,723,305 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2008 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company. The shares were granted for free to employees, vesting upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in two of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at May 14, 2009, 32% as at May 14, 2010 and 36% as at May 14, 2011. The following requisite service period is required for the nonvested shares granted under the two local subplans: for the first one, 64% of the granted stock awards vest as at July 23, 2010 and 36% as at May 14, 2011. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. For the second one, 32% vested as at July 22, 2009, 32% as at May 14, 2010 and 36% will vest as at May 14, 2011. In 2009, based on the final calculations, the Company concluded that only one performance condition was met. Consequently, two third of the shares granted, totaling 3,747,193 shares, of which 1,020,134 on the first subplan and 35,598 on the second subplan, were lost for vesting. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 427,324 shares, vested as at May 14, 2009. The first tranche of one of the local subplans, representing 5,719 shares, vested as at July 23, 2009. In addition, 15,588 shares were accelerated during 2009. The second tranche of the original plan and of one of the subplan, representing respectively 401,928 and 5,612 shares, vested as at May 14, 2010. The first tranche of the other subplan, representing 331,677 shares, vested as at July 23, 2010. In addition, 27,169 shares were accelerated during the year, of which 2,351 under one of the subplans. These shares were transferred to employees from the treasury shares owned by the Company. At December 31, 2010, 619,609 nonvested shares were outstanding, of which 173,885 under the first local subplan and 6,294 under the second local subplan.

On February 27, 2009, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 50,400 shares to selected employees designated by the Managing Board of the Company as part of the 2008 Employee Plan, with the same terms and conditions as the original plan. As a consequence of the failed performance conditions explained above, 33,589 shares were lost for vesting, of which 11,365 on the first local subplan and 1,332 on the second local subplan. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 3,348 shares, vested as at May 14, 2009. The first tranche of the second local subplan, representing 214 shares, vested as at February 28, 2010. The second tranche of the original plan and of the second subplan, representing respectively 2,648 and 214 shares, vested as at May 14, 2010. At December 31, 2010 8,901 nonvested shares were outstanding as part of this additional grant, of which 5,685 under the first local subplan and 240 under the second local subplan.

On May 20, 2009, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2009 Supervisory Board Plan”), of which 7,500 awards were immediately waived. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 52,500 shares, vested as at May 20, 2010. Furthermore, following the resignation of one of the members, 10,000 shares were accelerated in 2010. As of December 31 2010, 95,000 awards were outstanding under the 2009 Supervisory Board Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

On July 28, 2009, the Company granted 5,575,240 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2009 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company. The shares were granted for free to employees, vesting upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in one of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% vested as at May 20, 2010, 32% will vest as at May 20, 2011 and 36% as at May 20, 2012. The following requisite service period is required for the nonvested shares granted under the local subplan: 64% of the granted stock awards vest as at July 29, 2011 and 36% as at May 20, 2012. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. In 2010, based on the final calculations, the Company concluded that two of the three performance conditions were met. Consequently, one third of the shares granted, totaling 1,827,349 shares, of which 475,238 for the subplan, was lost for vesting. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 870,001 shares, vested as at May 20, 2010. At December 31, 2010, 2,770,290 nonvested shares were outstanding, of which 954,065 under the subplan.

On November 30, 2009, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 8,300 shares to selected employees designated by the Managing Board of the Company as part of the 2009 Employee Plan. This additional grant has the same terms and conditions as the original plan. As a consequence of the failed performance condition explained above, 2,762 shares were lost for vesting. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 1,772 shares, vested as at May 20, 2010. At December 31, 2010, 3,766 nonvested shares were outstanding as part of this additional grant.

On May 27, 2010, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) granted 172,500 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2010 Supervisory Board Plan”), of which 7,500 awards were immediately waived. These awards were granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. Furthermore, following the resignation of one of the members, 15,000 shares were accelerated in 2010. As of December 31, 2010, 150,000 awards were outstanding under the 2010 Supervisory Board Plan.

On July 22, 2010, the Company granted 6,344,725 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2010 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of the Company. The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in one of the Company’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at May 25, 2011, 32% as at May 25, 2012 and 36% as at May 25, 2013. The following requisite service period is required for the nonvested shares granted under the local subplan: 64% of the granted stock awards vest as at July 23, 2012 and 36% as at May 25, 2013. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period. At December 31, 2010, 6,285,170 nonvested shares were outstanding, of which 1,616,500 under the subplan.

On December 17, 2010, the Managing Board of the Company, as authorized by the Supervisory Board of the Compensation Committee, granted additional 221,650 shares to selected employees designated by the Managing Board of the Company as part of the 2010 Employee Plan. This additional grant has the same terms and conditions as the original plan. At December 31, 2010, 221,650 nonvested shares were outstanding as part of this additional grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

A summary of the nonvested share activity for the years ended December 31, 2010 and December 31, 2009 is presented below:

Nonvested Shares	Number of Shares	Exercise price

Outstanding as at December 31, 2008	11,169,105	$0-€1.04
Awards granted:
2008 Employee Plan	50,400	$0
2009 Employee Plan	5,583,540	$0
2009 Supervisory Board Plan	165,000	€1.04
Awards forfeited:
2006 Employee Plan	(8,507)	$0
2007 Employee Plan	(52,896)	$0
2008 Employee Plan	(73,057)	$0
2009 Employee Plan	(42,800)	$0
2009 Supervisory Board Plan	(7,500)	€1.04
Awards cancelled on failed vesting conditions:
2008 Employee Plan	(3,780,782)	$0
Awards vested:
2006 Employee Plan	(1,694,162)	$0
2006 Supervisory Board Plan	(14,000)	€1.04
2007 Employee Plan	(1,898,592)	$0
2007 Supervisory Board Plan	(45,000)	€1.04
2008 Employee Plan	(451,979)	$0
2008 Supervisory Board Plan	(47,500)	€1.04
Outstanding as at December 31, 2009	8,851,270	$0-€1.04
Awards granted:
2010 Employee Plan	6,566,375	$0
2010 Supervisory Board Plan	172,500	€1.04
Awards forfeited:
2007 Employee Plan	(5,944)	$0
2008 Employee Plan	(13,730)	$0
2009 Employee Plan	(49,682)	$0
2010 Employee Plan	(59,555)	$0
2010 Supervisory Board Plan	(7,500)	€1.04
Awards cancelled on failed vesting conditions:
2009 Employee Plan	(1,830,111)	$0
Awards vested:
2007 Employee Plan	(1,595,384)	$0
2007 Supervisory Board Plan	(45,000)	€1.04
2008 Employee Plan	(769,462)	$0
2008 Supervisory Board Plan	(52,500)	€1.04
2009 Employee Plan	(886,891)	$0
2009 Supervisory Board Plan	(62,500)	€1.04
2010 Supervisory Board Plan	(15,000)	€1.04
Outstanding as at December 31, 2010	10,196,886	$0-€1.04

The grant date fair value of nonvested shares granted to employees under the 2007 Employee Plan was $19.35. The fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. On April 1, 2008, the Compensation Committee approved the statement that two performance conditions were fully met and that for one condition only one half of it was achieved. Consequently, the compensation expense recorded on the 2007 Employee Plan reflects the statement that five sixths of the awards granted vested, as far as the service condition is met.

The grant date fair value of nonvested shares granted to employees under the 2008 Employee Plan was $10.64. The fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. On March 23, 2009, the Compensation Committee approved the statement that one performance condition was fully

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

met. Consequently, the compensation expense recorded on the 2008 Employee Plan reflects the statement that one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of nonvested shares granted to employees under the 2009 Employee Plan was $7.54. On the 2009 Employee Plan, the fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. On April 14, 2010, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2009 Employee Plan reflects the statement that two third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of nonvested shares granted to employees under the 2010 Employee Plan was $8.69. On the 2010 Employee Plan, the fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. On the contrary, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2010, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that two third of the awards are expected to vest. Consequently, the compensation expense recorded for the 2010 Employee Plan reflects the vesting of two third of the awards granted, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first quarter of 2011.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the year ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively:

	December 31,	December 31,	December 31,
	2010	2009	2008

Cost of sales	6	7	15
Selling, general and administrative	18	19	37
Research and development	10	11	24
Loss on equity investment	—	1	2
Total pre-payroll tax and social contribution compensation	34	38	78

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at December 31, 2010 and 2009 whereas it amounted to $3 million at December 31, 2008. As of December 31, 2010 there was $33 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of approximately 18.1 months.

The total deferred income tax expense recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $3 million for the year ended December 31, 2010, including a shortfall recorded on the 2007 Employee Plan closed during 2010 due to the vesting fair value being significantly lower than the grant fair value. The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $8 million and $3 million for the years ended December 31, 2009 and 2008, respectively.

17.6 Accumulated other comprehensive income (loss)

The accumulated balances related to each component of Other comprehensive income (loss) were as follows:

		Unrealized		Impact on
	Foreign	gain (loss) on	Unrealized	change on	Accumulated
	currency	available-for-sale	gain (loss) on	accounting	other
	translation	financial assets,	derivatives,	standards,	comprehensive
	adjustment	net of tax	net of tax	net of tax	income (loss)

Balance as of December 31, 2007	1,327	(2)	12	(17)	1,320
Other comprehensive income (loss)	(163)	(14)	(1)	(48)	(226)
Balance as of December 31, 2008	1,164	(16)	11	(65)	1,094
Other comprehensive income (loss)	61	10	(5)	4	70
Balance as of December 31, 2009	1,224	(6)	6	(60)	1,164
Other comprehensive income (loss)	(255)	28	55	(13)	(185)
Balance as of December 31, 2010	969	22	61	(73)	979

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

For the year ended December 31, 2010, the net amount of accumulated other comprehensive income reclassified as earnings was approximately $6 million related to cash flow hedge transactions outstanding as at December 31, 2009, for which the forecasted hedged transaction occurred in 2010.

17.7 Dividends

At the Company’s Annual General Meeting of Shareholders held on May 25, 2010, the distribution of a cash dividend of $0.28 per common share, amounting to approximately $247 million, to be paid in four equal installments, was adopted by the Company’s shareholders. Through December 31, 2010, three installments were paid for an amount of $186 million including withholding tax. The remaining $0.07 per share cash dividend to be paid in the first quarter of 2011 totaled $62 million and was reported as “dividends payable to shareholders” on the consolidated balance sheet as at December 31, 2010.

At the Company’s Annual General Meeting of Shareholders held on May 20, 2009, the distribution of a cash dividend of $105 million or $0.12 per common share to be paid in four equal installments was adopted by the Company’s shareholders. Through December 31, 2009, payments were made for an amount of $79 million including withholding tax. The remaining $0.03 per share cash dividend totaling $26 million was paid in the first quarter of 2010.

In 2008 the cash dividend was of $0.36 per share for a total amount paid of $319 million.

18.	EARNINGS (LOSS) PER SHARE

For the years ended December 31, 2010, 2009 and 2008, earnings (loss) per share (“EPS”) was calculated as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Basic EPS
Net income (loss)	830	(1,131)	(786)
Weighted average shares outstanding	880,375,234	876,928,190	891,955,940
Basic EPS	0.94	(1.29)	(0.88)
Diluted EPS
Net income (loss)	830	(1,131)	(786)
Convertible debt interest	10	—	—
Net income (loss) adjusted	840	(1,131)	(786)
Weighted average shares outstanding	880,375,234	876,928,190	891,955,940
Dilutive effect of stock options	—	—	—
Dilutive effect of nonvested shares	3,555,806	—	—
Dilutive effect of convertible debt	27,180,653	—	—
Number of shares used in calculating diluted EPS	911,111,693	876,928,190	891,955,940
Diluted EPS	0.92	(1.29)	(0.88)

At December 31, 2010, outstanding stock options included anti-dilutive shares totalling approximately 35,296,895 shares. At December 31, 2009 and 2008, if the Company had reported an income, outstanding stock options would have included anti-dilutive shares totalling approximately 37,943,832 shares and 39,431,433 shares, respectively.

There was also the equivalent of 21,491,685 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 21,486,061 for the 2016 bonds. None of these bonds have been converted to shares during 2010.

19.	REVENUES UNDER MULTIPLE DELIVERABLE ARRANGEMENTS

The Company, from time to time, enters into agreements with multiple deliverables. In 2010 and 2009, the Company has entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

current agreements, the delivery of each instance of process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, there is limited or no ability to use vendor specific objective evidence or third-party evidence of value. Thus, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

	2009	2010	2011	2012	2013
	In millions of U.S. dollars

Licenses and process documentation	23	29	19	—	—
Training and support services	1	28	8	2	7

Total Revenues under Multiple Deliverable Arrangements	24	57	27	2	7

Due to the long nature of some of the payments in these agreements, some revenue is deferred until collectability is reasonably assured. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

20.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Research and development funding	106	202	83
Start-up and phase-out costs	(15)	(39)	(17)
Exchange gain, net	11	11	20
Patent costs, net of gain from settlement	(12)	(5)	(24)
Gain on sale of long-lived assets, net	4	3	4
Other, net	(4)	(6)	(4)

Total	90	166	62

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

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 27.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, which primarily includes reimbursements of prior patent litigation costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

21.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2010, 2009, and 2008 are summarized as follows:

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year Ended December 31, 2010	Impairment	charges	closure costs	costs

Manufacturing restructuring plan	(1)	(15)	(11)	(27)
STE restructuring plan	(10)	(59)	(5)	(74)
Goodwill annual impairment test	—	—	—	—
Other restructuring initiatives	—	(1)	(2)	(3)
Total	(11)	(75)	(18)	(104)

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year Ended December 31, 2009	Impairment	charges	closure costs	costs

Manufacturing restructuring plan	(25)	(69)	(32)	(126)
STE restructuring plan	—	(99)	(1)	(100)
Goodwill annual impairment test	(6)	—	—	(6)
Other restructuring initiatives	(4)	(53)	(2)	(59)
Total	(35)	(221)	(35)	(291)

				Total impairment,
				restructuring
				charges and other
		Restructuring	Other related	related closure
Year Ended December 31, 2008	Impairment	charges	closure costs	costs

Manufacturing restructuring plan	(77)	(79)	(8)	(164)
FMG deconsolidation	(190)	(2)	(24)	(216)
Goodwill annual impairment test	(13)	—	—	(13)
Other restructuring initiatives	(10)	(75)	(3)	(88)
Total	(290)	(156)	(35)	(481)

Impairment charges and disposal loss

In 2010, the Company recorded impairment charges for $11 million primarily related to long-lived assets for which no alternative future use was identified within the Company, pursuant to the termination of certain lease contracts. In 2010, the Company performed an analysis to determine if it was still valid to report Carrollton property and other long-lived assets as “Assets held for sale” in the consolidated balance sheets as at December 31, 2010. Based on continued interest in the property and the Company’s intent and actions to sale, the “Assets held for sale” model was confirmed with no additional impairment in the consolidated statements of income.

In 2009, the Company recorded impairment charges for $35 million corresponding primarily to:

•	$25 million impairment charge on the Company’s long-lived assets of its manufacturing sites in Carrollton (Texas) and in Phoenix (Arizona) ; $21 million impairment on Carrollton property and other long-lived assets and as a result of its designation as “Assets held for sale” on the consolidated balance sheets, pursuant to its decision to sell the facility, and $4 million impairment charges on certain specific equipment of the Company’s manufacturing site in Phoenix, for which no alternative future use existed within the Company;

•	$6 million impairment on goodwill;

•	$3 million other-than-temporary impairment on investments carried at cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

In 2008, the Company recorded impairment charges and disposal loss for $290 million corresponding primarily to $190 million loss on FMG deconsolidation and $75 million impairment charge on long-lived assets of the Company’s manufacturing site in Phoenix (Arizona).

Restructuring charges and other related closure costs

The Company is currently engaged in two major restructuring plans, the STE restructuring plan and the manufacturing restructuring plan that are briefly described hereafter. The Company is also engaged in various initiatives aimed at reducing the operating expenses through a workforce reduction.

In April 2009, ST-Ericsson announced a restructuring plan (the “STE restructuring plan”). The main actions included in the restructuring plan were a re-alignment of product roadmaps to create a more agile and cost-efficient R&D organization and a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger. On December 3, 2009, ST-Ericsson expanded its restructuring plan, targeting additional annualized savings in operating expenses and spending, along with an extensive R&D efficiency program.

The Company announced in 2007 that management committed to a restructuring plan aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market (the “manufacturing restructuring plan”). This manufacturing plan includes the following initiatives: the transfer of 150mm production from Carrollton (Texas) to Asia, the transfer of 200mm production from Phoenix (Arizona) to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in Bouskoura site.

In 2010, the Company incurred restructuring charges and other related closure costs for $93 million relating primarily to:

•	$64 million for the STE restructuring plan composed of $59 million of on-going termination benefits for involuntary leaves and benefits paid within voluntary leave arrangements, and lease contract termination costs totalling $5 million pursuant to the closure of certain locations.

•	$26 million for the manufacturing restructuring plan for closure costs and one-time termination benefits to be paid to employees who render services until the complete closure of the Carrollton (Texas) and Phoenix (Arizona) fabs.

•	$3 million restructuring charges and other related closure costs related to other committed restructuring initiatives.

In 2009, the Company incurred restructuring charges and other related closure costs for $256 million relating primarily to:

•	$100 million for the STE restructuring plan for on-going termination benefits for involuntary leaves pursuant to the closure of certain locations in Europe, the Unites States of America and Asia.

•	$101 million for the manufacturing restructuring plan primarily related to closure costs and one-time termination benefits to be paid to employees who render services until the complete closure of the Carrollton (Texas) and Phoenix (Arizona) fabs.

•	$55 million restructuring charges related to former committed restructuring initiatives. These restructuring charges consisted primarily of termination benefits in Asia and voluntary termination arrangements in certain European locations.

In 2008, the Company incurred restructuring charges and other related closure costs for $191 million relating primarily to:

•	$87 million for the manufacturing restructuring plan.

•	$26 million of restructuring charges related to FMG disposal.

•	$78 million of other restructuring initiatives (mainly related to voluntary leaves and early retirement arrangements in certain European locations).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Changes to the restructuring provisions recorded on the consolidated balance sheet from December 31, 2009 to December 31, 2010 are summarized as follows:

	STE	Manufacturing		Other
	Restructuring	Restructuring	FMG	restructuring
	plan	plan	disposal	initiatives	Total

Provision as at December 31, 2008	—	113	20	101	234
Charges incurred in 2009	100	101	—	55	256
Amounts paid	(17)	(156)	(20)	(103)	(296)
Provision as at December 31, 2009	83	58	—	53	194
Charges incurred in 2010	67	26	—	7	100
Adjustments for unused provisions	(3)	—	—	(4)	(7)
Amounts paid	(81)	(27)	—	(34)	(142)
Currency translation effect	(6)	—	—	(3)	(9)
Provision as at December 31, 2010	60	57	—	19	136

Total impairment, restructuring charges and other related closure costs

The manufacturing restructuring plan is expected to result in pre-tax charges in the range of $270 to $300 million, of which $276 million have been incurred as of December 31, 2010. This plan is expected to be completed in the second half of 2011.

The STE restructuring plan, which was expected to result in a total pre-tax charge in the range of $135 million to $155 million, resulted in a total charge of $164 million as of December 31, 2010. This plan is expected to be completed in 2011.

In 2010, total amounts paid for restructuring and related closure costs amounted to $142 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

22.	INTEREST INCOME (EXPENSE), NET

Interest income (expense), net consisted of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Income	31	59	132
Expense	(34)	(50)	(81)

Total	(3)	9	51

No borrowing cost was capitalized in 2010, 2009 and 2008. Interest income on floating rate notes classified as available-for-sale marketable securities amounted to $3 million for the year ended December 31, 2010, $8 million for the year ended December 31, 2009 and to $37 million for the year ended December 31, 2008. Interest income on auction rate securities totaled $2 million, $7 million and $14 million for the years ended December 31, 2010, 2009 and 2008 respectively. Interest income on Numonyx long term notes classified as available-for-sale until May 7, 2010 amounted to $5 million, $16 million and $11 million for the year ended December 31, 2010, 2009 and 2008 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

23.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Income (loss) recorded in The Netherlands	264	(376)	(1,232)
Income (loss) from foreign operations	427	(1,120)	409

Income (loss) before income tax benefit (expense)	691	(1,496)	(823)

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

The Netherlands taxes — current	(3)	4	(1)
Foreign taxes — current	(53)	(54)	(25)

Current taxes	(56)	(50)	(26)
The Netherlands taxes — deferred	(4)	—	—
Foreign taxes — deferred	(89)	145	69

Income tax benefit (expense)	(149)	95	43

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.5% in 2010, 2009 and 2008, and the effective income tax rate are the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Income tax benefit (expense) computed at statutory rate	(176)	382	210
Non-deductible, non-taxable and other permanent differences, net	(50)	(34)	—
Income (loss) on equity investment	62	(84)	(139)
Valuation allowance adjustments	(54)	(56)	(18)
Impact of prior years adjustments	(29)	21	48
Effects on deferred taxes of changes in enacted tax rates	3	(7)	—
Current year credits	76	76	66
Other tax and credits	(12)	(4)	2
Benefits from tax holidays	77	2	34
Impact of uncertain tax positions	32	(23)	(31)
Impact of FMG deconsolidation	—	—	(77)
Earnings of subsidiaries taxed at different rates	(78)	(178)	(52)

Income tax benefit (expense)	(149)	95	43

The lines “Impact of prior years’ adjustments” and “Impact of uncertain tax positions” include amounts that are further described in the reconciliation of unrecognized tax benefits, included in this note.

As detailed in Note 2.20, following the passage of the French Finance Act for 2008, , French research tax credits that in prior years were accounted for as a reduction in income tax expense were deemed to be grants in substance beginning on January 1, 2008,. These tax credits, totalling $146 million, $146 million and $161 million, were reported as a reduction of research and development expenses in the consolidated statements of income for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

In 2010, 2009 and 2008, the line “Earnings of subsidiaries taxed at different rates” includes a decrease of $91 million, $123 million and $99 million, respectively, related to significant losses in countries subject to tax holidays.

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.09, $0.00 and $0.04 for the years ended December 31, 2010, 2009, and 2008, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2019. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2010	2009

Tax loss carryforwards and investment credits	609	639
Inventory valuation	25	34
Impairment and restructuring charges	84	95
Fixed asset depreciation in arrears	47	53
Receivables for government funding	7	18
Tax allowances granted on past capital investments	1,113	1,096
Pension service costs	49	41
Stock awards	7	11
Commercial accruals	10	7
Other temporary differences	99	62
Total deferred tax assets	2,050	2,056
Valuation allowances	(1,396)	(1,337)
Deferred tax assets, net	654	719
Accelerated fixed asset depreciation	(83)	(66)
Acquired intangible assets	(34)	(31)
Advances of government funding	(16)	(13)
Other temporary differences	(40)	(35)
Deferred tax liabilities	(173)	(145)
Net deferred income tax asset	481	574

For a particular tax-paying component of the Company and within a particular tax jurisdiction, all current deferred tax liabilities and assets are offset and presented as a single amount, similarly to non-current deferred tax liabilities and assets. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions.

As of December 31, 2010, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2011, as follows:

Year

2011	29
2012	53
2013	13
2014	21
2015	14
Thereafter	479

Total	609

The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that jurisdiction on a pro rata basis. The “Tax allowances granted on past capital investments” mainly

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

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

The amount of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $7 million and ($3) million in 2010 and 2009 respectively and related primarily to the tax effects of the recognized unfunded status on defined benefits plans.

For the evaluation of uncertain income tax positions based on a “more likely than not” threshold, the Company applies a two-step process to determine if a tax position will be sustained upon examination by the taxing authorities. The recognition threshold in step one permits the benefit from an uncertain income tax position to be recognized only if it is more likely than not, or 50 percent assured, that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.

A reconciliation of the 2010 beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at December 31, 2009	$193
Additions based on tax positions related to the current year	44
Additions for tax positions of prior years	5
Reductions for tax positions of prior years	(44)
Settlements	(36)
Reductions for lapse of statute of limitations	(1)
Foreign currency translation	(12)

Balance at December 31, 2010	149

The reconciliation of unrecognized tax benefits in 2009 was as follows:

Balance at December 31, 2008	$153
Additions based on tax positions related to the current year	38
Additions for tax positions of prior years	10
Reductions for tax positions of prior years	(9)
Foreign currency translation	1
Balance at December 31, 2009	$193

The total amount of these unrecognized tax benefits would affect the effective tax rate, if recognized. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to on-going tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Interest and penalties are not material for the years presented or on a cumulative basis.

The settlements of $36 million relates to the finalisation of a tax audit in one of the Company’s major tax jurisdiction.

The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

24.	COMMITMENTS

The Company’s commitments as of December 31, 2010 were as follows:

	Total	2011	2012	2013	2014	2015	Thereafter
	In million US$

Operating leases	378	103	77	49	29	26	94
Purchase obligations	1,116	1,003	74	24	14	—	1
of which:
Equipment purchase	632	632	—	—	—	—	—
Foundry purchase	224	224	—	—	—	—	—
Software, technology licenses and design	260	147	74	24	14	—	1
Other obligations	371	158	174	30	6	—	3

Total	$1,865	$1,264	$325	$103	$49	$26	$98

As a consequence of the Company’s planned closures of certain of its manufacturing facilities, some of the contracts as reported above have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2011 to 2015 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $135 million, $174 million and $92 million for the years ended December 31, 2010, 2009 and 2008, respectively.

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

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company periodically conducts broad patent cross license discussions with other industry participants which may or not be successfully concluded. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

On April 17, 2007, Tessera Technologies, Inc. filed a complaint against STMicroelectronics NV, Freescale Inc., ATI Technologies, Inc., Motorola, Inc., Qualcomm, Inc., Spansion, Inc., Spansion LLC, in the International Trade Commission (ITC) requesting the ITC to enter an injunction barring the importation of any product containing a device that infringes two identified patents related to ball grid array (BGA) packaging technology. On December 1, 2008, the administrative law judge issued his initial determination finding in favor of the respondents and recommended that no injunction barring importation of the respondents’ products be entered. In accordance with their rights, Tessera petitioned the ITC to review the administrative law judge’s initial determination on December 15, 2008. On May 20, 2009 the ITC issued a final order finding that all the respondents infringe on Tessera’s asserted patents, and granted Tessera’s request for a Limited Exclusion Order prohibiting the importation of respondents’ infringing products. On December 21, 2010, the Federal Circuit Court of Appeals, issued an opinion upholding the ITC’s final order. Respondents have requested that the Federal Circuit re-hear the appeal before the entire panel of justices. In September 2010, the asserted patents expired, thus nullifying the Limited Exclusion Order. The filing of the ITC proceedings on April 17, 2007 resulted in the stay of an earlier lawsuit filed by Tessera in January 2006 against STMicroelectronics and STMicroelectronics Inc along with Spansion Inc and Spansion LLC in the US District court for the Northern District of California, pursuant to which Tessera was claiming an injunction as well as an unspecified amount of monetary damages for breach of a 1997 License Agreement by STMicroelectronics Inc. The Company expects that once the appellate process concerning the ITC ruling is completed, Tessera will seek to lift the stay on the pending proceedings in the Federal Court for the Northern District of California. The asserted Tessera patents have all now expired. The Company continues to assess the merits of all ongoing litigation with Tessera.

On December 1, 2010, Rambus, Inc. filed a complaint in the ITC against STMicroelectronics NV, STMicroelectronics Inc., along with other semiconductor respondents: Broadcom Corporation, Freescale Inc., LSI Corporation, Nvidia Corporation, and Mediatek Inc. and 22 customer respondents, alleging, among other things, that certain semiconductor parts and customer products incorporating such semiconductor parts, infringe patents owned by Rambus relating to standard technologies in the field of double data rate memory controller and peripheral interfaces. The ITC complaint seeks an exclusion order barring the importation of accused products into the United States. On December 29, 2010 the ITC voted to institute an investigation based on Rambus’ complaint and on February 15, 2011 the Administrative Law Judge at the ITC issued a procedural order pursuant to which a hearing is currently scheduled to be held in October 2011, an Initial Determination to be rendered no later than January 4, 2012, with a final determination expected for May 2012. Also on December 1, 2010, Rambus filed related lawsuits in the Northern District of California against STMicroelectronics NV, STMicroelectronics Inc. and certain other semiconductor respondents alleging, among other things, that certain of semiconductor products infringe on 19 Rambus patents including the same patents involved in the ITC matter as well as other patents owned by Rambus in relation to memory controller and high speed interface technologies. Rambus seeks unspecified monetary damages, enhanced damages, and injunctive relief. Respondents have requested that the proceedings in US District Court be stayed pending the outcome of the ITC proceedings. The Company continues to assess the merits of the ITC complaint and the Northern District of California lawsuit.

On December 4, 2009 the Company received from the International Chamber of Commerce the notification of a request for arbitration filed by NXP Semiconductors Netherlands BV “NXP” against STMicroelectronics NV, and ST-Ericsson, claiming compensation for so called underloading costs, pursuant to a Manufacturing Services Agreement entered into between NXP and ST-NXP Wireless, at the time of the creation of ST-NXP Wireless, the Company’s wireless semiconductor products joint venture with NXP, in August 2008. The claim is currently evaluated by NXP at approximately $59 million. In January 2009, NXP agreed upon our request to withdraw its claim against ST-Ericsson. The Company is contesting the NXP claim vigorously. An arbitration hearing is currently planned to occur in Paris as from May 23, 2011.

The Company is also the beneficiary of a Finra arbitration award of US$406 million rendered in February 2005 in the Company’s dispute against Credit Suisse Securities. Such award was confirmed in March and August 2010 by the US District Court for the Southern District of New York. The decision of the New York District Court is at the request of Credit Suisse which has posted a bond, currently under appeal before the Court of Appeal for the Second Circuit.

The pending proceedings which the Company faces involve complex questions of fact and law. The results of legal proceedings are uncertain and material adverse outcomes are possible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The Company accrues loss contingencies when a loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2010 provisions were recorded by the Company with respect to legal proceedings when the Company considered both that it was probable that a liability had been incurred and the associated amount could be reasonably estimated. The amount of such reserves is not considered material. Additionally, at this time, the Company does not believe that the reasonably possible loss contingencies in aggregate, as they can be reasonably estimated, is a material amount to the financial statements as a whole, including results of operations, cash flows and financial position.

27.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

27.1 Financial risk factors

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Corporate Treasury) reporting to the Chief Financial Officer. Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies approved by the Board of Directors. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions.

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Company use forward contracts and purchased currency options, transacted by Corporate Treasury. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish-krona denominated forecasted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

transactions that cover at reporting date a large part of its future research and development expenses. The derivative instruments used to hedge these forecasted transactions meet the criteria for designation as cash flow hedge. The hedged forecasted transactions are all highly probable of occurrence for hedge accounting purposes.

It is the Company’s policy to keep the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Company, which consists in the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement in the foreign exchange rates will not therefore influence the exchange effect on items of the consolidated statement of income. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

Derivative Instruments Not Designated as a Hedge

As described above, the Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These include receivables from international sales by various subsidiaries, payables for foreign currency-denominated purchases and certain other assets and liabilities arising from intercompany transactions.

The notional amount of these financial instruments totaled $874 million, $717 million and $505 million at December 31, 2010, 2009 and 2008, respectively. The principal currencies covered are the Euro, the Singapore dollar, the Japanese yen, the Swiss franc, the Swedish krona, the British pound and the Malaysian ringgit.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2010 have remaining terms of 3 days to 6 months, maturing on average after 22 days.

Derivative Instruments Designated as a Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish-krona denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, between 50% and 80% of the total forecasted transactions; (ii) for manufacturing costs, between 40% and 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

For the year ended December 31, 2010 the Company recorded an increase in cost of sales and operating expenses of $37 million and $42 million, respectively, related to the realized loss incurred on such hedged transactions. For the year ended December 31, 2009 the Company recorded a reduction in cost of sales and operating expenses of $29 million and $42 million, respectively, related to the realized gain incurred on such hedged transactions. For the year ended December 31, 2008 the Company recorded a reduction in cost of sales of $4 million and an increase of operating expenses of $3 million related to the realized gain (loss) incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2010, 2009 and 2008.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,850, $1,354 and $763 million at December 31, 2010, 2009 and 2008, respectively. The forecasted transactions hedged at December 31, 2010 were determined to be highly probable of occurrence.

As of December 31, 2010, $38 million of deferred gains on derivative instruments, net of tax of $1 million, included in “Accumulated other comprehensive income/(loss)” were expected to be reclassified as earnings during

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

the next 24 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income/(loss)” in the consolidated statement of equity. As of December 31, 2009, $6 million of deferred gains on derivative instruments, net of tax of $1 million, included in “Accumulated other comprehensive income/(loss)” were expected to be reclassified as earnings during the next twelve months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income/(loss)” in the consolidated statement of equity.

Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2010 have remaining terms of 4 days to 21 months, maturing on average after 136 days.

As at December 31, 2010, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Swedish-krona denominated forecasted intercompany transactions:

	Notional amount for
	hedge on forecasted	Notional amount for
	R&D and other	hedge on forecasted
	operating expenses	manufacturing costs
	In millions of Euros

Forward contracts	415	662
Currency options	20	27
Collars	63	108

Notional amount for
	hedge on forecasted	Notional amount for
	R&D and other	hedge on forecasted
	operating expenses	manufacturing costs
In millions of Swedish-krona

Forward contracts	805	—

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

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps converted the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. Until November 2008 the cancellable swaps met the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds were reflected at their fair values in the consolidated balance sheet. The criteria for designating a derivative as a fair value hedge included evaluating whether the instrument was highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedge effectiveness was assessed on both a prospective and retrospective basis at each reporting period. Any ineffectiveness of the hedge relationship was recorded as a gain or loss on derivatives on the line “Other income and expenses, net” in the consolidated statements of income. The net gain (loss) recognized in “Other income and expenses, net” as a result of the ineffective portion of this fair value hedge amounted to a $1 million gain for the year ended December 31, 2008.

The Company determined that the swaps had been no longer effective at offsetting changes in the fair value of the hedged bonds since November 1, 2008 and the fair value hedge relationship was consequently discontinued on that date. The cancellable swaps were thus accounted for as held-for-trading financial assets. The unrealised gain recognized in earnings from discontinuance date totaled $15 million and was reported on the line “Gain (loss) on financial instruments, net” of the consolidated statement of income for the year ended December 31, 2008. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

swaps were unwound in 2009, which generated a non-operating loss of $8 million reported on the line “Gain (loss) on financial instruments, net” of the consolidated statement of income for the year ended December 31, 2009, and proceeds totaling $26 million in the consolidated statement of cash flows for the twelve months of 2009, reported on the line “Disposal of financial instruments”.

Price risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk for investments in public entities classified as available-for-sale, as described in Note 2.24. In order to hedge the exposure to this market risk, the Company may enter into certain derivative hedging transactions. In the first quarter of 2010, the Company purchased a put option in order to hedge a potential equity position in an unaffiliated company, for a total notional amount of 10 million shares. The put option did not meet at that time the criteria for designation as a hedging instrument and was consequently classified as a held-for-trading financial asset in the first quarter of 2010. The Company reported on that period an unrealized loss amounting to $6 million on the line “Gain (loss) on financial instruments, net” in the consolidated statement of income. On April 6, 2010, the Company entered into a written call option, with a notional amount of 5 million shares, to be combined to the existing purchased put in order to structure a zero-cost collar as a single hedging instrument of the highly probable forecasted sale of Micron shares received upon the sale of Numonyx equity investment as described in Note 3. From inception of the hedging relationship and on an on-going basis until November 30, 2010, the combined options qualified for cash flow hedge accounting. As a result, the change in fair value of the hedging instrument was reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statement of changes in equity. Since the critical terms of the structured collar matched the critical terms of the hedged transaction, no ineffectiveness was reported in earnings. Effectiveness was measured on the full fair value of the combined options. During the fourth quarter, the Company sold the underlying hedged 10,000,000 Micron shares and simultaneously unwound the purchased put and written call composing the collar. Total proceeds from the unwinding of the derivative instruments totaled $5 million, which generated a non-operating gain of $4 million reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2010. The impact of the sale of Micron shares is described in Note 3.

In addition to the combined options as described above, the Company entered in April 2010 into three contingent zero-cost collars to hedge forecasted sales of Micron shares for a total notional amount of approximately 40 million shares. The hedged forecasted sales were assessed to be highly probable transactions, from inception of the hedge and on an on-going basis, and the hedging transaction qualified for cash flow hedge. The contingency premium paid on these instruments, which totaled $9 million, was excluded from effectiveness measurement and recorded immediately in the consolidated statement of income on the line “Gain (loss) on financial instruments, net”. In December 2010 the Company decided to discontinue one of the three collars and simultaneously sold the underlying hedged 20,000,000 Micron shares. Total proceeds from the unwinding of the collar totaled $16 million, which generated a non-operating gain of the same amount reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2010. The impact of the sale of Micron shares is described in Note 3. The remaining two zero-cost collars, for a total notional amount of 20,056,131 shares, were not discontinued and still qualified for cash flow hedge accounting as at December 31, 2010. Since the critical terms of the collars match the critical terms of the hedged transaction, no ineffectiveness was reported in earnings. The hedging instruments are expected to be highly effective at reducing the risk of changes in the overall cash flows of the hedged forecasted sales. Consequently, the cumulative change in fair value of the collars, which amounted to $27 million, was reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statement of changes in equity as at December 31, 2010, and will be reclassified into earnings in the same period in which the forecasted sales affect earnings and within the same consolidated statement of income line.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2010 and December 31, 2009 is presented in the table below:

	As at December 31, 2010		As at December 31, 2009
	Balance sheet	Fair	Balance sheet	Fair
Asset Derivatives	location	value	location	value
	In millions of U.S. dollars

Derivatives designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	46	Other receivables and assets	24
Currency options	Other receivables and assets	—	Other receivables and assets	9
Currency collars	Other investments and other non-current assets	6	—	—
Contingent zero-cost collars	Other receivables and assets	27	—	—

Total derivatives designated as a hedge		79		33

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	12	Other receivables and assets	3

Total derivatives not designated as a hedge:		12		3

		91

Total Derivatives				36

	As at December 31, 2010		As at December 31, 2009
	Balance sheet	Fair	Balance sheet	Fair
Liability Derivatives	location	value	location	value
	In millions of U.S. dollars

Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(8)	Other payables and accrued liabilities	(19)
Currency options	Other payables and accrued liabilities	—	Other payables and accrued liabilities	(8)
Currency collars	Other payables and accrued liabilities	(2)		—

Total derivatives designated as a hedge		(10)		(27)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(7)
Total derivatives not designated as a hedge:		(1)		(7)

		(11)

Total Derivatives				(34)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The effect on the consolidated statements of income for the year ended December 31, 2010 and December 31, 2009 of derivative instruments designated as fair value hedge is presented in the table below:

		Amount of gain
		(loss) recognized in
	Location of gain (loss)	earnings on derivative
	recognized in earnings	December 31,	December,
	on derivative	2010	2009
	In millions of U.S. dollars
Cancellable swaps	Gain(loss) on financial assets	—	(8)

The effect on the consolidated statements of income for the year ended December 31, 2010 and December 31, 2009 and on the Other comprehensive income (“OCI”) as reported in the statement of changes in equity as at December 31, 2010 and December 31, 2009 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in
	OCI on derivative		Location of gain	Gain (loss) reclassified from OCI into earnings
	December 31,	December 31,	(loss) reclassified	December 31,	December 31,
	2010	2009	from OCI into earnings	2010	2009
	In millions of U.S. dollars

Foreign exchange forward contracts	19	2	Cost of sales	(31)	31
Foreign exchange forward contracts	3	1	Selling, general and administrative	(6)	7
Foreign exchange forward contracts	16	6	Research and development	(32)	38
Currency options	(1)	(1)	Cost of sales	(6)	(2)
Currency options	—	—	Selling, general and administrative	(1)	(1)
Currency options	(1)	(1)	Research and development	(3)	(2)
Currency collars	—	—	Cost of sales	—	—
Currency collars	2	—	Research and development	—	—
Combined options	—	—	Gain (loss) on financial instruments, net	4	—
Contingent zero-cost collars	27	—	Gain (loss) on financial instruments, net	16	—
Total	65	7		(59)	71

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2010 and December 31, 2009. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars. For contingent zero-cost collars, the $9 million contingency premium was excluded from hedge effectiveness measurement and, as described above, was immediately recorded in earnings on the line “Gain (loss) on financial instruments, net”.

The effect on the consolidated statements of income for the year ended December 31, 2010 and December 31, 2009 of derivative instruments not designated as a hedge is presented in the table below:

		Gain (Loss) Recognized
		in earnings
	Location of gain recognized in	December 31,	December 31,
	earnings	2010	2009
	In millions of U.S. dollars

Foreign exchange forward contracts	Other income and expenses, net	(41)	20
Currency options	Other income and expenses, net	—	—
Total		(41)	20

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

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

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2010 and 2009, one customer, the Nokia Group of companies, represented 23.8% and 20.8% of trade accounts receivable, net respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

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

27.2 Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders as to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

Consistent with others in the industry, the Company monitors capital on the basis of the debt-to-equity ratio. This ratio is calculated as the net financial position of the Company, defined as the difference between total cash position (cash and cash equivalents, marketable securities — current and non-current, excluding Micron shares as detailed in Note 3-, short-term deposits and non-current restricted cash if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company shareholders’ equity.

27.3 Fair value measurement

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2010:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Description
In millions of U.S. dollars
Aaa debt securities issued by the U.S. Treasury	350	350	—	—
Aaa debt securities issued by foreign governments	213	213	—	—
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	10	—	—	10
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	118	118	—	—
U.S.-denominated Senior debt Floating Rate Notes issued by other financial institutions	200	200	—	—
Auction Rate Securities	72	—	—	72
Micron shares classified as available-for-sale	161	161	—	—
Other equity securities classified as available-for-sale	11	11	—	—
Equity securities held for trading	8	8	—	—
Derivative instruments designated as cash flow hedge	69	—	69	—
Derivative instruments not designated as a hedge	11	—	11	—
Total	1,223	1,061	80	82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2009:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Description
In millions of U.S. dollars
Aaa debt securities issued by the U.S. Treasury	340	340	—	—
Aaa debt securities issued by foreign governments	144	144	—	—
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	11	—	—	11
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	177	177	—	—
U.S.-denominated Senior debt Floating Rate Notes issued by other financial institutions	360	360	—	—
Auction Rate Securities	42	—	—	42
Available-for-sale long term subordinated notes	173	—	—	173
Equity securities classified as available-for-sale	10	10	—	—
Equity securities held for trading	7	7	—	—
Derivative instruments designated as cash flow hedge	6	—	6	—
Derivative instruments not designated as a hedge	(4)	—	(4)	—
Total	1,266	1,038	2	226

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and December 31, 2010 is presented as follows:

Fair Value
Measurements Using
Significant
Unobservable Inputs
(Level 3)
In millions of U.S. dollars

January 1, 2010	226
Change in fair value of Auction Rate Securities	30
Paid-in-kind interest on Numonyx subordinated notes	5
Change in fair value on Numonyx subordinated notes — pre-tax	2
Extinguishment of Numonyx subordinated notes	(180)
Currency translation adjustment	(1)

December 31, 2010	82

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2009 and December 31, 2009 is presented as follows:

Fair Value
Measurements Using
Significant
Unobservable Inputs
(Level 3)
In millions of
U.S. dollars

January 1, 2009	421
Increase in fair value included in OCI for available-for-sale marketable securities	15
Paid-in-kind interest on Numonyx subordinated notes	16
Change in fair value on Numonyx subordinated notes — pre-tax	(11)
Other-than-temporary impairment charge and losses on auction-rate securities included in earnings on the line “Other-than-temporary impairment charge on financial assets”	(140)
Settlements and redemptions	(75)

December 31, 2009	226

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	72

The table below details financial and nonfinancial assets (liabilities) measured at fair value on a nonrecurring basis as at December 31, 2010:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2010	(Level 1)	(Level 2)	(Level 3)
	In millions of U.S. dollars

Description
Investments in equity securities carried at cost	28	—	—	28
Assets held for sale	28	—	28	—
Total	56	—	28	28

The table below details financial and nonfinancial assets (liabilities) measured at fair value on a nonrecurring basis as at December 31, 2009:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Description
In millions of U.S. dollars
Investments in equity securities carried at cost	29	—	—	29
Numonyx equity investment	193	—	—	193
Assets held for sale	31	—	31	—
Total	253	—	31	222

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

For assets (liabilities) measured at fair value on a non recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and December 31, 2010 is presented as follows:

Fair Value
Measurements Using
Significant
Unobservable Inputs
(Level 3)
In millions of U.S. dollars

January 1, 2010	222
Other-than-temporary impairment on equity securities carried at cost	(1)
Equity share in Numonyx earnings	14
Numonyx divestiture	(207)

December 31, 2010	28

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(1)

For assets (liabilities) measured at fair value on a non recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2009 and December 31, 2009 is presented as follows:

Fair Value
Measurements Using
Significant
Unobservable Inputs
(Level 3)
In millions of U.S. dollars

January 1, 2009	528
Investments in equity securities carried at cost	(3)
Impairment on Numonyx equity investment	(200)
Equity share in Numonyx loss	(103)

December 31, 2009	222

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(303)

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at December 31, 2010:

	2010		2009
	Carrying	Estimated Fair	Carrying	Estimated Fair
Description	Amount	Value	Amount	Value
	In millions of U.S. dollars

Long-term debt
— Bank loans (including current portion)	592	591	829	829
— Senior Bonds	569	566	720	712
— Convertible debt	534	528	943	918
Total	1,695	1,685	2,492	2,459

The table below details securities that currently are in an unrealized loss position. The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2010.

	December 31, 2010
	Less than 12 months		More than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description	Values	Losses	Values	Losses	Values	Losses

Senior debt floating rate notes	—	—	317	(5)	317	(5)
Micron shares classified as available-for-sale	161	(15)	—	—	161	(15)

Total	161	(15)	317	(5)	478	(20)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

The table below details securities that were in an unrealized loss position as at December 31, 2009. The securities are segregated by investment type and the length of time that the individual securities had been in a continuous unrealized loss position as of December 31, 2009.

	December 31, 2009
	Less than 12 months		More than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description	Values	Losses	Values	Losses	Values	Losses

Senior debt floating rate notes	105	(2)	209	(7)	314	(9)
Numonyx long-term subordinated notes	173	(11)	—	—	173	(11)

Total	278	(13)	209	(7)	487	(20)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available for sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relies on information received from a major credit rating entity based on historical recovery rates.

For auction rate securities, which are debt securities without available observable market price, the Company establishes fair value by reference to public available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, as described in detail in Note 3.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments. For shares on which a sale restriction is attached, the market price is discounted in order to reflect such restriction.

Equity securities held for trading

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

28.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008

Sales & other services	322	356	325
Research and development expenses	(206)	(201)	(63)
Other purchases	(94)	(167)	(77)
Other income and expenses	—	—	(7)
Accounts receivable	53	58	63
Accounts payable	63	60	65

For the years ended December 31, 2010, December 31, 2009 and 2008, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom Orange, Finmeccanica, Cassa Depositi e Prestiti, Flextronics, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Company and its equity investments as listed in Note 12.

As described in Note 12, on February 10, 2010, the Company, together with its partners Intel Corporation and Francisco Partners, entered into a definitive agreement with Micron Technology Inc., in which Micron would acquire Numonyx Holdings B.V. in an all-stock transaction. On May 7, 2010, this transaction closed. Since that date, Numonyx is no longer a related party to the Company.

Since the formation of ST-Ericsson, the Company purchases R&D services from ST-Ericsson AT (“JVD”), a significant equity investment of the Company. For the year ended December 31, 2010 and 2009, the total R&D services purchased from ST-Ericsson AT amounted to $136 million and $150 million respectively and outstanding trade payables amounted to $21 million and $30 million respectively.

Besides, the Company participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which are not included in the table above. The share of income (expense) recorded by the Company as research and development expenses incurred by E.I.G was not material in 2010 and 2009 and amounted to $9 million income in 2008. As at December 31, 2010, 2009 and 2008, the Company had no receivable or payable amount.

The Company contributed cash amounts totalling $1 million, for the years ended December 31, 2010 and 2008 and made no contribution in 2009 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Starting August 2, 2008, as a consequence of the creation of the joint venture company with NXP, the Company reorganized its segments. A new segment was created to report wireless operations; the product line Mobile, Multimedia & Communications Group (“MMC”) which was part of segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines. The remaining part of ASG is now comprised of Automotive Consumer Computer and Communication Infrastructure Product Segment (“ACCI”).

The new organization was as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:

•	Automotive Products Group (“APG”);

•	Computer and Communication Infrastructure (“CCI”);

•	Home Entertainment & Displays (“HED”); and

•	Imaging (“IMG”, starting January 1, 2009).

•	Industrial and Multisegment Sector (“IMS”), comprised of:

•	Analog, Power and Micro-Electro-Mechanical Systems (“APM”); and

•	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Starting February 3, 2009, as a consequence of the merger of ST-NXP Wireless and Ericsson Mobile Platforms to create ST-Ericsson with Ericsson, the Wireless sector (“Wireless”) had been adjusted and was comprised of:

•	Wireless Multi Media (“WMM”);

•	Connectivity & Peripherals (“C&P”);

•	Cellular Systems (“CS”);

•	Mobile Platforms (“MP”);

in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

•	Other Wireless, in which the Company reports manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

Starting January 1, 2010 there was a new organization change within the Wireless sector, which is now comprised of the following lines:

•	2 G, EDGE TD-SCDMA & Connectivity;

•	3G Multimedia & Platforms;

•	LTE & 3G Modem Solutions;

in which the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

•	Other Wireless, in which the Company reports manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. Moreover, following the transfer of a small business unit from ACCI to IMS, the Company has reclassified the prior period’s revenues and operating income results of ACCI and IMS. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. Management believes that the restated 2009 and 2008 presentation is consistent with 2010 and is using these comparatives when managing the Company.

The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment:

	December 31,	December 31,	December 31,
	2010	2009	2008
	In million of U.S dollars

Net revenues by product segment:
Automotive Consumer Computer and Communication Infrastructure (ACCI)	4,169	3,152	4,055
Industrial and Multisegment Sector (IMS)	3,899	2,687	3,403
Wireless	2,219	2,585	2,030
Flash Memory Group (FMG)	—	—	299
Others(1)	59	86	55

Total consolidated net revenues	$10,346	$8,510	$9,842

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

Net revenues by product segment and by product line :

	December 31,	December 31,	December 31,
	2010	2009	2008
	In million of U.S dollars

Net revenues by product lines:
Automotive Products Group (“APG”)	1,420	1,005	1,386
Computer and Communication Infrastructure (“CCI”)	1,125	932	1,077
Home Entertainment & Displays (“HED”)	1,006	787	1,086
Imaging (“IMG”)	569	417	499
Others	49	11	7
Automotive Consumer Computer and Communication Infrastructure (ACCI)	4,169	3,152	4,055
Analog, Power and Micro-Electro-Mechanical Systems (“APM”)	2,714	1,887	2,393
Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”)	1,181	798	1,010
Others	4	2	—
Industrial and Multisegment Sector (IMS)	3,899	2,687	3,403
2G, EDGE TD-SCDMA & Connectivity	956	1,027	737
3G Multimedia & Platforms	1,223	1,529	1,293
LTE & 3G Modem Solutions	35	18	—
Others	5	11	—
Wireless	2,219	2,585	2,030
Others	59	86	55
Flash Memory Group (FMG)	—	—	299
Total consolidated net revenues	$10,346	$8,510	$9,842

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Operating income (loss) by product segment:

	December 31,	December 31,	December 31,
	2010	2009	2008
	In million of U.S dollars

Automotive Consumer Computer and Communication Infrastructure (ACCI)	410	(69)	142
Industrial and Multisegment Sector (IMS)	681	91	476
Wireless	(483)	(356)	(65)
Flash Memory Group (FMG)	—	—	16

Total operating income (loss) of product segments	608	(334)	569
Others(1)	(132)	(689)	(767)

Total consolidated operating income (loss)	476	(1,023)	(198)

(1)	Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs. The 2008 “Others” also includes non-recurring purchase accounting items.

Reconciliation to consolidated operating income (loss):

	December 31,	December 31,	December 31,
	2010	2009	2008
	In million of U.S dollars

Total operating income (loss) of product segments	608	(334)	553
Total operating income FMG	—	—	16
Strategic R&D, other R&D programs and R&D funding	(18)	(22)	(24)
Phase-out and start-up costs	(15)	(39)	(17)
Impairment & restructuring charges	(104)	(291)	(481)
Unused capacity charges	(3)	(322)	(57)
Acquired In-Process R&D and other non-recurring	—	—	(185)
purchase accounting(1)
Other non-allocated provisions(2)	8	(15)	(3)

Total operating loss Others(3)	(132)	(689)	(767)
Total consolidated operating income (loss)	476	(1,023)	(198)

(1)	In 2008 non-recurring purchase accounting items were related to Genesis business combination with In-Process R&D charge for $21 million and to the Wireless business acquisition from NXP for $164 million, composed of $76 million as In-Process R&D charge and $88 million as inventory step-up charge.

(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs.

(3)	Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs.

The following is a summary of operations by entities located within the indicated geographic areas for 2010, 2009 and 2008. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Net revenues

	December 31,	December 31,	December 31,
	2010	2009	2008
	In million of U.S dollars

The Netherlands	1,863	1,553	2,737
France	174	139	178
Italy	149	121	185
USA	1,109	798	1,032
Singapore	5,939	4,697	4,939
Japan	436	300	492
Other countries	676	902	279

Total	10,346	8,510	9,842

Long-lived assets

	December 31,	December 31,
	2010	2009
	In million of U.S dollars

The Netherlands	17	24
France	1,646	1,623
Italy	783	850
Other European countries	237	158
USA	37	74
Singapore	552	546
Malaysia	298	264
Other countries	476	542

Total	4,046	4,081

Payment for purchase of tangible assets

	December 31,	December 31,	December 31,
	2010	2009	2008
	In million of U.S dollars

The Netherlands	3	8	5
France	420	242	462
Italy	175	44	138
Other European countries	55	29	66
USA	(9)	6	2
Singapore	172	27	106
Malaysia	100	35	104
Other countries	118	60	100

Total	1,034	451	983

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except share and per-share amounts)

Depreciation and amortization

	December 31,	December 31,	December 31,
In million of U.S dollars	2010	2009	2008

The Netherlands	57	37	47
France	375	430	497
Italy	204	249	287
Other European countries	193	186	93
USA	25	62	81
Singapore	188	207	195
Malaysia	81	83	79
Other countries	117	113	87
Total	1,240	1,367	1,366

STMICROELECTRONICS N.V.
VALUATION AND QUALIFYING ACCOUNTS

	Balance at		Charged to		Balance
Valuation and qualifying accounts deducted	beginning	Translation	costs and	Additions/	at end of
from the related asset accounts	of period	adjustment	expenses	(Deductions)	period
	(Currency-millions of U.S. dollars)
2010
Inventories	50		67	(67)	50
Accounts Receivable	19		1	(3)	17
Deferred Tax Assets	1,337	(13)	81	(9)	1396

2009
Inventories	72		102	(124)	50
Accounts Receivable	25		2	(8)	19
Deferred Tax Assets	1,283	6	79	(31)	1,337

2008
Inventories	39		108	(75)	72
Accounts Receivable	21		1	3	25
Deferred Tax Assets	1,123	(6)	170	(4)	1,283

S-1