Form 20-F
period 2011-12-31
STMICROELECTRONICS NV
filed 2012-03-05
CIK 932787

As filed with the Securities and Exchange Commission on March 5, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

WTC Schiphol Airport

Schiphol Boulevard 265

1118 BH Schiphol Airport

The Netherlands

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

884,995,094 common shares at December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☐ (Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒        International Financial Reporting Standards as issued  ☐        Other  ☐

by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

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

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (free cash flow and net financial position), which are derived from amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, since 2005, we are required by Dutch law to report our Statutory and Consolidated Financial Statements, previously reported using generally accepted accounting principles in The Netherlands, in accordance with International Financial Reporting Standards (“IFRS”), as adopted in the European Union. The IFRS financial statements are reported separately and can differ materially from the statements reported in U.S. GAAP.

Various amounts and percentages used in this Form 20-F have been rounded and, accordingly, they may not total 100%.

We and our affiliates own or otherwise have rights to the trademarks and trade names, including those mentioned in this annual report, used in conjunction with the marketing and sale of our products.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•

the possible impact on the carrying value of the ST-Ericsson investment in our books of approximately $1.9 billion, as well as on our related operations, of the ongoing assessment on ST-Ericsson’s strategic plan and financial prospects being conducted under the leadership of ST-Ericsson’s newly appointed CEO and leadership team. Such ongoing review within ST-Ericsson of, inter alia, the effects of transition from legacy products to new products, the strength and timing of customer demand for new products, the cost structure, the market environment and possible additional actions or opportunities will lead to an assessment and recommendations to be submitted to and approved by the board and shareholders of ST-Ericsson and may further lead to a significant impairment charge for us if the results of such assessment would be to recognize a decrease in the value of the investment in our books;

•

changes in demand in the key application markets and/or from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•

our ability in periods of reduced demand or visibility on orders to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•

our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•

the financial impact of obsolete or excess inventories if actual demand differs from our expectations as well as the ability of our customers to successfully compete in the markets they serve using our products;

•

our ability to maintain or improve our competitiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•

changes in our overall tax position as a result of changes in tax laws, expected income or the outcome of tax audits, changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations;

•	the European economic and sovereign debt crisis, which could lead to a deep market slowdown and could make access to liquidity in the global financial markets more difficult; and

•

current economic uncertainties involving the possibility during 2012 of limited growth or recession in global or important regions of the world economy, sovereign default, customer bankruptcies, changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunamis and flooding, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2011. Such data have been derived from our audited Consolidated Financial Statements. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 2011, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$9,630	$10,262	$8,465	$9,792	$9,966
Other revenues	105	84	45	50	35

Net revenues	9,735	10,346	8,510	9,842	10,001
Cost of sales	(6,161)	(6,331)	(5,884)	(6,282)	(6,465)

Gross profit	3,574	4,015	2,626	3,560	3,536
Operating expenses:
Selling, general and administrative	(1,210)	(1,175)	(1,159)	(1,187)	(1,099)
Research and development(1)	(2,352)	(2,350)	(2,365)	(2,152)	(1,802)
Other income and expenses, net(2)	109	90	166	62	48
Impairment, restructuring charges and other related closure costs	(75)	(104)	(291)	(481)	(1,228)

Total operating expenses	(3,528)	(3,539)	(3,649)	(3,758)	(4,081)

Operating income (loss)	46	476	(1,023)	(198)	(545)
Other-than-temporary impairment charge and realized gains (losses) on financial assets	318	—	(140)	(138)	(46)
Interest income (expense), net	(25)	(3)	9	51	83
Earnings (loss) on equity-method investments and gain on investment divestiture	(28)	242	(337)	(553)	14
Gain (loss) on financial instruments, net	25	(24)	(5)	15	—
Income (loss) before income taxes and noncontrolling interest	336	691	(1,496)	(823)	(494)
Income tax benefit (expense)	(181)	(149)	95	43	23

Net income (loss)	155	542	(1,401)	(780)	(471)
Net loss (income) attributable to noncontrolling interest	495	288	270	(6)	(6)

Net income (loss) attributable to parent company	$650	$830	$(1,131)	$(786)	$(477)

Earnings (loss) per share (basic) attributable to parent company stockholders	$0.74	$0.94	$(1.29)	$(0.88)	$(0.53)
Earnings (loss) per share (diluted) attributable to parent company stockholders	$0.72	$0.92	$(1.29)	$(0.88)	$(0.53)
Number of shares used in calculating earnings (loss) per share (basic)	883.6	880.4	876.9	892.0	898.7
Number of shares used in calculating earnings (loss) per share (diluted)	904.5	911.1	876.9	892.0	898.7

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In millions except per share and ratio data)
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents	$1,912	$1,892	$1,588	$1,009	$1,855
Short-term deposits	—	67	—	—	—
Marketable securities	413	1,052	1,032	651	1,014
Restricted cash	8	7	250	250	250
Non-current marketable securities	—	72	42	242	369
Total assets	12,094	13,349	13,655	13,913	14,272
Short-term debt	733	720	176	143	103
Long-term debt (excluding current portion)(3)	826	1,050	2,316	2,554	2,117
Total parent company stockholders’ equity(4)	7,603	7,587	7,147	8,156	9,573
Common stock and capital surplus	3,700	3,671	3,637	3,480	3,253
Other Data:
Dividends per share(5)	$0.40	$0.28	$0.12	$0.36	$0.30
Capital expenditures(6)	1,258	1,034	451	983	1,140
Net cash from operating activities	880	1,794	816	1,722	2,188
Depreciation and amortization	1,279	1,240	1,367	1,366	1,413
Debt-to-equity ratio(7)	0.21	0.23	0.35	0.33	0.23

(1)	Our reported research and development expenses (R&D) are mainly in the areas of product design and technology development. They do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales. In 2011, 2010, 2009 and 2008, our R&D expenses were net of certain tax credits.
(2)	“Other income and expenses, net” includes, among other things: funds received through government agencies for research and development programs; costs incurred for start-up and phase-out activities not involving saleable production; foreign currency gains and losses; gains on sales of tangible assets and non-current assets; and the costs of certain activities relating to IP protection.
(3)	We repurchased a portion of our 2016 convertible bonds (“2016 Convertible Bonds”) during 2009 (98,000 bonds for a total cash consideration of $103 million), 2010 (385,830 bonds for a total cash consideration of $410 million) and 2011 (289,768 bonds for a total cash consideration of $314 million of which 41,123 convertible bonds were redeemed by certain holders on February 23, 2011). We also repurchased a portion of our 2013 senior bonds (“2013 Senior Bonds”) in 2010 and 2011 for an amount of $98 million and $107 million, respectively.
(4)	In 2008, we repurchased 29,520,220 of our shares, for a total cost of $313 million. We reflected this purchase at cost as a reduction of stockholders’ equity. The repurchased shares have been designated for allocation under our share-based compensation programs as nonvested shares, including the plans as approved by the 2005 through 2011 annual general shareholders’ meetings, and those which may be attributed in the future. As of December 31, 2011, 17,355,509 shares had been transferred to employees upon the vesting of such stock awards. As of December 31, 2011, we owned 25,564,711 treasury shares.
(5)	Dividend per share represents the yearly dividend as approved by our annual general meeting of shareholders, which relates to the prior year’s accounts.
(6)	Capital expenditures are net of certain funds received through government agencies, the effect of which is to reduce our cash used in investing activities and to decrease depreciation.
(7)	Debt-to-equity ratio is the ratio between our total financial debt and our total parent company stockholder’s equity.

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

Financial market crises have in the past led to a global economic recession impacting business and consumer confidence, which resulted in a precipitous decline in the demand for semiconductor products. As a result, our business, financial conditions and results of operations have been affected in the past. To the extent that the current economic environment worsens, our business, financial condition and results of operations could be significantly and adversely affected.

In particular, economic downturns affecting the semiconductor industry may result in a variety of risks to our business, including:

•	significant declines in sales;

•	significant reductions in selling prices;

•	significant underutilization of manufacturing capacity;

•	significant deterioration of our gross margins, profitability and net cash flow;

•	increased volatility and/or declines in our share price;

•	increased volatility or adverse movements in foreign currency exchange rates;

•

delays in, or curtailment of, purchasing decisions by our customers or potential customers either as a result of overall economic uncertainty or as a result of their inability to access the liquidity necessary to engage in purchasing initiatives or new product development;

•	closure of wafer fabrication plants (“fabs”) and various restructuring plans;

•	lower valuations of our equity-method investments;

•	increased credit risk associated with our customers or potential customers, particularly those that may operate in industries most affected by the economic downturn; and

•	impairment of goodwill or other assets.

We may not be able to match our production capacity to demand.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, making it hard to estimate requirements for production capacity. If markets do not perform as we have anticipated, we risk under-utilization of our facilities or having insufficient capacity to meet customer demand or the manufacturing of obsolete inventories.

The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions, may exceed demand requirements, leading to overcapacity and price erosion. If the semiconductor market does not grow as we anticipated when making investments in production capacity, we risk overcapacity. In addition, if demand for our products is lower than expected, this may result in write-offs of inventories and losses on products, and could require us to undertake restructuring measures that may involve significant charges to our earnings. In the past, overcapacity and cost optimization have led us to close manufacturing facilities that used more mature process technologies and, as a result, to incur significant impairment and restructuring charges and other related closure costs. Furthermore, during certain periods, we have also experienced an increasing demand in certain market segments and product technologies, which has led to a shortage of capacity and an increase in the lead times of our delivery to customers. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Impairment, restructuring charges and other related closure costs”.

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

As we are a supplier of a broad range of products, we are required to make significant investments in R&D across our product portfolio in order to remain competitive. Many of the resulting products that we market have short life cycles, with some being one year or less. Economic conditions may impair our ability to maintain our current level of R&D investments and, therefore, we may need to become more focused in our R&D investments across our broad range of product lines. This could significantly impair our ability to remain a viable competitor in the product areas where our competitors’ R&D investments are higher than ours and lead us to reconsider our participation in certain markets which we may no longer consider either profitable or strategic.

We regularly devote substantial resources to winning competitive bid selection processes, known as “product design wins”, to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and can require us to incur significant design and development expenditures, with no guarantee of winning or generating revenue. Delays in developing new products with anticipated technological advances or in commencing volume shipments of new products as well as failure to win new design projects for customers may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements from other competitors that may have greater efficiency, focus or financial resources. Because we typically focus on only a few customers in a product area, the loss of a design win can sometimes result in our failure to offer a generation of a product. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology or industry leader. We have recently experienced this phenomenon in our Wireless business.

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

The competitive environment of the semiconductor industry may lead to erosion of our market share, impacting our capacity to compete and which could require us to restructure.

We are continuously considering various measures to improve our competitive position and product portfolio.

In the past, our sales have, at times, increased at a slower pace than the semiconductor industry as a whole and our market share has declined, even in relation to the markets we served, in particular in the Wireless market. There is no assurance that we will be able to maintain or grow our market share if we are unable to accelerate product innovation, identify new applications for our products, extend our customer base, realize manufacturing improvements and/or otherwise control our costs. In recent years the major growth of the semiconductor industry has been in Asia, supported also by lower cost production and resulting in a more competitive environment. We may also incur losses of market share if we are unable to take the required measures to improve our cost structure and competitiveness in the semiconductor market, such as seeking more competitive sources of production, discontinuing certain product families or performing additional restructurings, which in turn may result in loss of revenues, asset impairments and/or capital losses.

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

We may face greater risks due to the international nature of our business, including in the countries where we, our customers or our suppliers operate, such as:

•	negative economic developments in global economies and instability of foreign governments, including the threat of war, terrorist attacks or civil unrest;

•	epidemics such as disease outbreaks, pandemics and other health related issues;

•	changes in laws and policies affecting trade and investment, including through the imposition of new constraints on investment and trade; and

•	varying practices of the regulatory, tax, judicial and administrative bodies.

Risks Related to Our Operations

Market dynamics are driving us to a strategic repositioning, which has led us to enter into significant joint ventures.

We have recently undertaken several new initiatives to reposition our business, both through divestitures and new investments. Our strategies to improve our results of operations and financial condition led us, and may in future lead us, to make significant acquisitions of businesses that we believe to be complementary to our own, or to divest ourselves of activities that we believe do not serve our longer term business plans. In addition, certain regulatory approvals for potential acquisitions may require the divestiture of business activities. Our potential acquisition strategies depend in part on our ability to identify suitable acquisition targets, finance their acquisition and obtain required regulatory and other approvals. Our potential divestiture strategies depend in part on our ability to compete and to identify the activities in which we should no longer engage, and then determine and execute appropriate methods to divest of them.

In 2009, following the creation in August 2008 of ST-NXP Wireless, a joint venture combining our wireless business with that of NXP Semiconductor, we merged ST-NXP with Ericsson Mobile Platforms (“EMP”), thereby forming ST-Ericsson. The integration process is long and complex, compounded by a rapidly changing market moving from chipsets to platforms, combining advanced solutions with both hardware and software features, and has triggered a significant amount of costs. Furthermore, it has proven more challenging than expected given the change in the business of one of their largest customers and its evolving plans. There is no assurance that we will be successful or that the joint venture will produce the planned operational and strategic benefits or that the new products developed by ST-Ericsson will meet or satisfy customer demand. For a more detailed discussion of specific risks related to the ST-Ericsson joint venture see “— ST-Ericsson’s shift from legacy portfolio to the new product roadmap has proven more challenging than expected resulting in declining revenues and an increase in operating losses”.

We also may consider from time to time entering into joint ventures whose businesses may not be specific to the semiconductor industry. For example, in 2010, a joint venture named “3Sun” was established by us with Enel Green Power (“Enel”) and Sharp. In 2011, the 3Sun joint venture began manufacturing photovoltaic panels to be sold to Enel and Sharp.

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

Other risks associated with acquisitions and the activities of our joint ventures include:

•	a substantial part of our business is run through a joint venture, ST-Ericsson, whose management acts independently pursuant to the joint venture’s rules of governance;

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

ST-Ericsson’s shift from legacy portfolio to the new product roadmap has proven more challenging than expected resulting in declining revenues and an increase in operating losses.

For ST-Ericsson, managing the wireless joint venture’s shift from a legacy portfolio to the new product roadmap has proven more challenging than expected. ST-Ericsson is now in a crucial phase focusing on improving execution, lowering its break-even point and reviewing its roadmap to sustainable profitability. The changes in the business environment at a large customer during 2011 have reduced demand for legacy products and are delaying the ramp of new products. As ST-Ericsson does not yet have an adequate level of sales, the company’s path to improve its financial performance is expected to take longer. ST-Ericsson’s recently appointed Chief Executive Officer and leadership team have been requested by the parent companies to review its strategic and financial plans. As a result of this ongoing strategic review, we may consider additional actions to solidify and accelerate ST-Ericsson’s path to profitability. In such an event, or in case of a significant worsening of business prospects, the value of ST-Ericsson for us could decrease to a value significantly lower than the current carrying amount of ST-Ericsson on our books of approximately $1.9 billion; and we may be required to take an impairment charge. We will continuously monitor ST-Ericsson’s business evolution and we will evaluate their progress on a regular basis. Our Wireless segment revenues decreased in 2011 to $1,552 million or approximately 30% less than the $2,219 million registered in 2010. This significant decline in revenues led to a sharp increase in operating losses, which reached $812 million in 2011 compared to $483 million in 2010.

In difficult market conditions, our high fixed costs adversely impact our results.

In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Reduced average selling prices and demand for our products both adversely affect our results of operations. Since the semiconductor industry is characterized by high fixed costs, we are not always able to cut our total costs in line with revenue declines. Furthermore, in periods of lower customer demand for our products, our fabs do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales as unused capacity charges. Additionally, a significant number of our manufacturing facilities are located in France and Italy and their cost of operation could be significantly affected by the rise of the Euro against the U.S. dollar, our reporting currency. See “Item 5. Operating and Financial Review and Prospects”. While markets improved in 2010, the difficult conditions experienced in 2011 had a significant effect on the capacity utilization and related manufacturing efficiencies of our fabs, generating significant unused capacity charges in 2011, which led to a significant decline in our gross margin. We cannot guarantee that such market conditions, and increased competition in our core product markets, will not lead to further price erosion, lower revenue growth rates and lower margins.

The competitive environment of the semiconductor industry has led to industry consolidation and we may face even more intense competition from newly merged competitors or we may seek to acquire a competitor in order to improve our market share.

The intensely competitive environment of the semiconductor industry and the high costs associated with developing marketable products and manufacturing technologies as well as investing in production capabilities may lead to further consolidation in the industry. Such consolidation can allow a company to further benefit from economies of scale, provide improved or more diverse product portfolios and increase the size of its serviceable market. For example, in 2011, Texas Instruments acquired National Semiconductors, thus strengthening their position in markets in which we compete.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major portion of our revenues, while, more importantly, we incur a significant portion of our costs in currencies other than the U.S. dollar. Certain significant costs incurred by us, such as a significant part of our manufacturing costs, selling, general and administrative expenses, and R&D expenses, and — in certain jurisdictions — depreciation charges, are incurred in the currencies of the jurisdictions in which our operations are located, which mainly includes the Euro zone. Our effective average exchange rate, which reflects actual exchange rate levels combined with the impact of cash flow hedging programs, was $1.37 to €1.00 in 2011, compared to $1.36 to €1.00 in 2010.

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

Our results of operations and financial condition could be adversely impacted by a negative resolution of the economic and sovereign debt crisis in Europe.

The financial markets and global economic conditions have been negatively impacted by the European sovereign debt crisis that began in 2010 and has spread to several Euro zone countries, in particular Greece, Ireland, Italy, Portugal and Spain. This resulted in a sovereign liquidity crisis, with a significant increase in the interest rates on the national debt of several Euro zone countries and the downgrading of several sovereign debt ratings, which has contributed to a general slowdown of economic growth and higher debt levels. While the full impact and duration of the current crisis cannot be assessed at this stage, we cannot exclude a potential further deterioration of economic conditions, in particular in the event of a default by certain countries. It cannot be ruled out that the default of a Euro zone member could eventually even lead to its exit from the Euro and the readoption of a national currency.

We have significant operations in Europe, in particular our manufacturing activities in France, Italy and Malta, where our total net assets, equivalent to total assets less total liabilities, were approximately $4 billion as of December 31, 2011. In the event of the re-denomination of currencies of these countries, the most significant potential impact could be a material devaluation of their values against the U.S. dollar, which could lead to a significant reduction of the value of our assets when expressed in U.S. dollars.

We generate significant cash flows in the ordinary course of our business and, as a result, maintain significant cash and cash equivalents with European financial institutions. As of December 31, 2011, our cash and cash equivalents held by financial institutions in the Euro zone totaled $1,179 million and our cash and cash equivalents held by financial institutions outside the Euro zone totaled $733 million. While we follow internal treasury guidelines to minimize concentration and the resulting risk, in the event of a major default of European sovereign debt, particularly in France or Italy, we could suffer a negative impact on our liquidity and/or be required to recognize significant losses.

Furthermore, we have a significant amount of receivables relating to tax credits, refunds and funding from the governments of certain countries in the Euro zone. As of December 31, 2011, we had $366 million of long-term government receivables almost entirely from France and Italy. See Note 12 to our Consolidated Financial Statements. In the event of a default of these countries, we could be required to recognize a significant loss.

Finally, in the event of a further deterioration of the sovereign financial crisis, we may face difficulties obtaining sufficient financing or we may experience higher borrowing costs than those which we currently pay on our borrowings from the European Investment Bank, which is currently one of our major lenders.

Because we own manufacturing facilities, our capital needs are high compared to those competitors who do not produce their own products.

As a result of our choice to maintain control of a certain portion of our advanced and proprietary manufacturing technologies to better serve our customer base and to develop our strategic alliances, significant amounts of capital to maintain or upgrade our facilities could be required in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market and capacity utilization. While in the preceding three years our aggregate capital expenditures decreased, as expressed in terms of percentage of sales, our capital expenditures increased in 2011 to $1.26 billion. These expenditures were incurred to upgrade and expand the capacity of our manufacturing facilities in order to respond to increasing demand from customers and new products in certain segments, particularly for micro-electro-mechanical systems (“MEMS”) and Automotive; and to prepare for anticipated demand in Smartphone and Tablet platforms, which has not yet materialized. There is no assurance that future market demand and products required by our customers will meet our expectations. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business, and results of operations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

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

We are a member of the International Semiconductor Development Alliance (“ISDA”), a technology alliance led by IBM to develop complementary metal-on silicon oxide semiconductor (“CMOS”) process technology used in semiconductor development and manufacturing for 32/28-nm and 22/20-nm nodes. This alliance also includes collaboration on IP development and platforms to speed the design of System-on-Chip (“SoC”) devices in CMOS process technologies. This alliance is set to expire at the end of 2012. See “Item 4. Information on the Company — Research and Development”.

We continue to believe that we can maintain proprietary R&D for derivative technology investments and share R&D business models, which are based on cooperation and alliances, for core R&D process technology if we receive adequate support from state funding, as in the case of the Crolles Nano 2012 frame agreement (the “Nano 2012 agreement”) signed by us with the French government in 2009, which includes certain conditions of employment and manufacturing capacity to be met by 2012. This, coupled with manufacturing and foundry partnerships, provides us with a number of important benefits, including the sharing of risks and costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities. In addition, it contributes to the fast acceleration of semiconductor process technology development while allowing us to lower our development and manufacturing costs. However, there can be no assurance that alliances will be successful and allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. Certain companies develop their own process technologies, which may be more advanced than the technologies we develop through our cooperative alliances. Furthermore, if these alliances terminate before our intended goals are accomplished we may lose our investment, or incur additional unforeseen costs, and our business, results of operations and prospects could be materially adversely affected. In addition, if we are unable to develop or otherwise access new technologies independently, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share in the market addressed by our products.

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

A number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	performance of our key customers in the markets they serve;

•	order cancellations or reschedulings by customers;

•	excess inventory held by customers leading to reduced bookings or product returns by key customers;

•	manufacturing capacity and utilization rates;

•	restructuring and impairment charges;

•	losses on equity-method investments;

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

•	IP developments;

•	receipt of governmental funding;

•	changes in distribution and sales arrangements;

•	failure to win new design projects;

•	manufacturing performance and yields;

•	product liability or warranty claims;

•	litigation;

•	acquisitions or divestitures;

•	problems in obtaining adequate raw materials or production equipment on a timely basis;

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

We derive and expect to continue to derive significant sales from the telecommunications, consumer, computer and communication infrastructure, automotive and industrial markets. Growth of demand in these market segments has fluctuated significantly in the past, and may in the future, based on numerous factors, including:

•	spending levels of the market segment participants;

•	reduced demand resulting from a drop in consumer confidence and/or a deterioration of general economic conditions;

•	development of new consumer products or applications requiring high semiconductor content;

•	evolving industry standards; and

•	the rate of adoption of new or alternative technologies.

We cannot predict the rate, or the extent to which, the telecommunications, consumer, computer and communication infrastructure, automotive and industrial markets will grow. In particular, a decline in these markets, coupled with a lower penetration of certain of our customers, in particular in Wireless, resulted in slower growth and a decline in demand for our products, which had a material adverse effect on our business, financial condition and results of operations.

In addition, our spending on process and product development well ahead of market acceptance could have a material adverse effect on our business, financial condition and results of operations if projected industry growth rates do not materialize as forecasted.

Our business is dependent upon our ability to attract and retain new customers and our ability to identify new potential, fast-growing markets. The competition for such new customers or new markets is intense. There can be no assurance that we will be successful in attracting and retaining new customers or be able to identify early on any new market prospects. Our failure to do so could materially adversely affect our business, financial position and results of operations.

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

A substantial portion of our sales is derived from several large customers, some of whom have entered into strategic alliances with us. As of December 31, 2011, our largest customer, the Nokia group of companies, accounted for 10.4% of our 2011 net revenues, compared to 13.9% in 2010 and 16.1% in 2009. We cannot guarantee that our largest customers will continue to book the same level of sales with us and our joint ventures that they have in the past, or will not solicit alternative suppliers or will continue to succeed in the markets they serve. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. In recent years, certain customers of the semiconductor industry have experienced consolidation. Such consolidations may impact our business in the sense that our relationships with the new entities could be either reinforced or jeopardized pursuant thereto. Our customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose important design wins for our products with our key customers, or if any key customer or distributor were to reduce or change its bookings, seek alternate suppliers, increase its product returns or become unable or fail to meet its payment obligations, our business, financial condition and results of operations could be materially adversely affected. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may reduce our ability to forecast the purchase date for our products and evolving customer demand, thereby affecting our revenues and working capital requirements. For example, pursuant to industry developments, some of our products are required to be delivered on consignment to customer sites with recognition of revenue delayed until such moment, which must occur within a defined period of time, when the customer chooses to take delivery of our products from our consignment stock.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties. Because the market for our products is characterized by rapidly changing technologies, significant changes in the semiconductor industry, and the potential failure of our business initiatives, our future cash flows may not support the value of goodwill and other intangibles registered in our consolidated balance sheet. We are required to perform an impairment test of our goodwill on an annual basis, which is usually done in the third quarter. In addition, we are also required to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book an impairment charge in our statement of income if the carrying value in our consolidated balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse impact on our results of operations.

We performed our annual impairment test in the third quarter of 2011 and incurred no charge as the value generated by all of our product segments exceeded the carrying value of their assets. In addition, we performed an impairment test of our Wireless assets on a quarterly basis, as a result of the ongoing losses suffered in that segment, and concluded that no charges are required based on the latest available strategic plan of our joint venture ST-Ericsson. The factors used in assessing fair values for such assets are based on the joint venture’s strategic plan developed by the ST-Ericsson management, which is approved by its board of directors. The estimates used in such analyses are subject to change due to the ongoing uncertainty of current market conditions, which may continue to negatively impact our market value, or cause ST-Ericsson to miss its strategic objectives. If market and economic conditions further deteriorate, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions. See “— ST-Ericsson’s shift from legacy portfolio to the new product roadmap has proven more challenging than expected resulting in declining revenues and an increase in operating losses”.

Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality raw materials on a timely basis. A number of materials are available only from a limited number of suppliers, or only from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis, as well as other materials such as copper and gold whose prices on the world markets have fluctuated significantly during recent periods. Although supplies for the raw materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials, such as copper and gold, have increased due to market pressures and we may not be able to pass on such cost increases to the prices we charge to our customers. We also purchase semiconductor manufacturing equipment from a limited number of suppliers and because such equipment is complex it is difficult to replace one supplier with another or to substitute one piece of equipment for another. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Furthermore, suppliers tend to focus their investments on providing the most technologically advanced equipment and materials and may not be in a position to address our requirements for equipment or materials of older generations. Shortages of supplies have in the past impacted and may in the future impact the semiconductor industry, in particular with respect to silicon wafers due to increased demand and decreased production, which we experienced as a result of certain natural disasters that have occurred recently. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurance that we will not encounter these problems in the future. Our quarterly or annual results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

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

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights. Some of those claims are made by so called non-practicing entities against which we are unable to assert our own broad patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. We are currently involved in several lawsuits, including litigation before the U.S. International Trade Commission (“ITC”). See “Item 8. Financial Information — Legal Proceedings”. IP litigation and specifically litigation in the ITC may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted before the ITC. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

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

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. This assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies. The recorded amount of total deferred tax assets could be reduced, resulting in a decrease in our total assets and, consequently, in our stockholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in management’s assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future. A valuation allowance was recorded in the 2011 accounts in relation to part of ST-Ericsson’s net operating losses. See “Item 5. Operating and Financial Review and Prospects — Overview — Critical Accounting Policies Using Significant Estimates — Income Taxes”. A change in the estimated amounts and the character of the future result may require additional valuation allowances, resulting in a negative impact on our income statement.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, we must also include an attestation by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment and received the auditors’ attestation as of December 31, 2011. However, in the future, if we fail to complete a favorable assessment from our management or to obtain an “unqualified” auditors’ attestation, we may be subject to regulatory sanctions or may suffer a loss of investor confidence in the reliability of our financial statements, which could lead to an adverse effect on our stock price.

The lack of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations.

Like many other manufacturers operating in Europe, we benefit from governmental funding for R&D expenses and industrialization costs (which include some of the costs incurred to bring prototype products to the production stage), as well as from incentive programs for the economic development of underdeveloped regions. Public funding may also be characterized by grants and/or low-interest financing for capital investment and/or tax credit investments. We have entered into public funding agreements in France and Italy, which set forth the parameters for state support to us under selected programs. These funding agreements require compliance with EU regulations and approval by EU authorities. These agreements set forth certain conditions relating to the nature and amount of the investments, as well as employment. In 2009, we entered into the Crolles Nano 2012 funding program, which will expire at the end of 2012. See “Item 4. Information on the Company — Public Funding”.

Furthermore, we receive a material amount of R&D tax credits in France, which is directly linked to the amount spent for our R&D activities. In 2011, we booked $159 million, which reflected amounts relating to our R&D activities in France during 2011. In both 2010 and 2009, the amount was $146 million.

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

The application for and implementation of such grants often involves compliance with extensive regulatory requirements including, in the case of subsidies to be granted within the EU, notification to the European Commission by the member state making the contemplated grant prior to disbursement and receipt of required EU approval. In addition, compliance with project-related ceilings on aggregate subsidies defined under EU law often involves highly complex economic evaluations. Furthermore, public funding arrangements are generally subject to annual and project-by-project reviews and approvals. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies, or under certain circumstances, may be required to refund previously received amounts, which could have a material adverse effect on our results of operations. If we do not receive anticipated funding, this may lead us to curtail or discontinue existing projects, which may lead to further impairments. In addition, if we do not complete projects for which public funding has been approved, or meet certain objectives set forth in funding programs such as in the case of the Nano 2012 agreement signed by us with the French government in 2009, which includes certain conditions of employment and manufacturing capacity to be met by 2012, we may be required to repay any advances received for ongoing milestones, which may lead to a material adverse effect on our results of operations. Furthermore, the Nano 2012 agreement will terminate in 2012 and there can be no assurance that a continuation of the program will be funded by the French administration or that a new program will be signed and at which terms it will be granted. In addition, the European Commission has initiated an inquiry into certain public funding made by the Italian authorities in connection with our former M6 Plant in Catania, Italy. In the event of an adverse determination by the European Commission, we could be required to refund all or a portion of the public funding previously received in connection with the M6 Plant. See “Item 4. Information About the Company — Public Funding”.

The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.

We have been informed that as of December 31, 2011, STMicroelectronics Holding II B.V. (“ST Holding II”), a wholly owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities. On December 21, 2011, the Board of ST Holding met and decided to propose a merger of ST Holding II into ST Holding at the next shareholders’ meetings of ST Holding and ST Holding II, such merger to be completed by the end of June 2012 with retroactive effect as of January 1, 2012.

We have also been informed that the shareholders’ agreement among ST Holding’s shareholders (the “STH Shareholders’ Agreement”), to which we are not a party, governs relations between our current indirect shareholders, Commissariat à l’Energie Atomique et aux Energies Alternatives (“CEA”), Fonds Stratégique d’Investissement (“FSI”), which replaced Areva in the STH Shareholders’ Agreement in March 2011, FT1CI, a company jointly controlled by CEA and FSI, and the Italian Ministero dell’Economia e delle Finanze (the “Ministry of the Economy and Finance”). Each of these shareholders is ultimately controlled by the French or Italian government. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by shareholders of ST Holding before ST Holding can make any decision with respect to certain actions to be taken by us. Furthermore, as permitted by our Articles of Association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. See “Item 6. Directors, Senior Management and Employees”. These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other. Our ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level and our ability to buy back shares may be limited by our existing shareholders due to a Dutch law that may require shareholders that own 30% or more of our voting rights to launch a tender offer for our outstanding shares. Dutch law, however, requires members of our Supervisory Board to act independently in supervising our management and to comply with applicable corporate governance standards.

Our shareholder structure and our preference shares may deter a change of control.

We have an option agreement (the “Option Agreement”) with an independent foundation, Stichting Continuiteït ST (the “Stichting”), whereby we could issue a maximum of 540,000,000 preference shares in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements — Preference Shares”.

No preference shares have been issued to date. The effect of the issuance of preference shares pursuant to the Option Agreement may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our shareholders’ meeting, subject to the requirements of our Articles of Association, without the need to seek a specific shareholder resolution for each capital increase. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements — Preference Shares”.

Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial issuances by us of new common shares or convertible bonds could cause our common share price to drop significantly.

The STH Shareholders’ Agreement, to which we are not a party, between respectively CEA, FSI, FT1CI, our French Shareholder controlled by FSI and CEA, and the Ministry of the Economy and Finance, our Italian shareholder, permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at any time from their current level, thereby reducing the current level of their respective indirect interests in our common shares. Such disposals could be made by way of sales of our shares or through issuance of financial instruments exchangeable for our shares, equity swaps or structured finance transactions. The details of the STH Shareholders’ Agreement, as reported by its parties, are further explained in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.

Sales of our common shares or issue of financial instruments exchangeable into our common shares or any announcements concerning a potential sale by ST Holding, FT1CI, FSI, CEA or the Ministry of the Economy and Finance, could materially impact the market price of our common shares depending on the timing and size of such sale, market conditions as well as a variety of factors.

In addition, substantial issuances by us of new common shares or convertible bonds could cause our common share price to drop significantly as a result of substantial dilution in the percentage of our shares held by our then existing shareholders. The issuance of common stock for acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our shareholders, and might have an adverse effect on any trading market for our common stock.

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

Removal of our common shares from the CAC 40 on Euronext Paris, the FTSE MIB on the Borsa Italiana or the PHLX Semiconductor Sector Index (“SOX”) could cause the market price of our common shares to drop significantly.

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

History and Development of the Company

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”). Until 1998, we operated as SGS-Thomson Microelectronics N.V. We are organized under the laws of The Netherlands. We have our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our newly created wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

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

Our major customers include Apple, Bosch, Cisco, Continental, Delta, Denso, Ericsson, Hewlett-Packard, Hitachi, Marelli, Motorola, Nokia, Pace, Panasonic, Philips, Research in Motion, Samsung, Seagate, Sony / Sony Ericsson and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen and Yosun. The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address.

Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long-term. Factors that contribute to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry, in particular, the Asia Pacific region.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families are comprised of differentiated application-specific products (we define as being our dedicated analog, mixed-signal and digital application-specific standard products (“ASICs”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that were organized under our Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), Wireless (“Wireless”), Analog, MEMS and Microcontrollers (“AMM”) and Power Discrete Products (“PDP”) segments.

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

Results of Operations

For our 2011 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

We aim to become the undisputed leader in multimedia convergence and sense and power applications, dedicating significant resources to product innovation and increasingly becoming a solution provider in order to drive higher value and increase our market share in the markets we serve. As a worldwide semiconductor leader, we are well positioned to implement our strategy after having accomplished two major strategic transformations, namely a refocus of our product portfolio and our move towards being an asset-lighter company. In addition, our strategy to enhance market share by developing innovative products and targeting new key customers is gaining momentum. Our strong capital structure enables us to operate as a long-term, viable supplier of semiconductor products and participate as a global leader in the industry.

We believe the semiconductor industry, continues to undergo several significant structural changes characterized by:

•

the changing long-term structural growth of the overall market for semiconductor products, which has moved from double-digit average growth rate to single-digit average growth rate over the last several years and which has become more and more correlated with the global macroeconomic environment;

•	the strong development of new emerging applications in areas such as smart consumer devices, trust and data security, healthcare & wellness and energy and management saving;

•	the importance of the Asia Pacific region, particularly Greater China and other emerging countries, which represent the fastest growing regional markets;

•	the importance of multimedia convergence which drives customer demand to seek new system-level, turnkey solutions from semiconductor suppliers;

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”);

•	the expansion of available manufacturing capacity through third-party providers; and

•	the evolution of advanced process development R&D partnerships.

In order to support our strategy, we focus on the following key elements:

Balanced market exposure. We offer a diversified product portfolio and develop products for a wide range of market applications using a variety of technologies, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating system-level solutions for high-growth digital applications. We target five key markets comprised of: (i) industrial and multisegment products, including high performance analog, MEMS, microcontrollers, digital audio, power supply, motor-control, metering, banking and Smartcard; (ii) digital products, including set-top box, digital TV, imaging and ASIC for communication infrastructure and computer peripherals; (iii) automotive, including engine, body, safety and infotainment; (iv) wireless communications through a 50-50% joint venture.

Product innovation. We aim to be leaders in multi-media convergence and sense and power applications. In order to serve these segments, our plan is to maintain and further establish existing leadership positions for (i) platforms for multimedia applications; (ii) power applications, which are driving system solutions for customer specific applications and (iii) sensors for a wide variety of applications where motion detection is required. We have all of the ingredients to develop new leading edge products. We are also targeting new end markets, such as medical and energy saving applications.

Customer-based initiatives. We aim to gain market share capitalizing on the following: (i) working with our key customers to identify evolving needs and new applications, including formal alliances with certain strategic customers; (ii) targeting new major key accounts, where we can leverage our position as a supplier of a broad range product portfolio; (iii) targeting the mass market, or those customers outside of our larger customers; and (iv) redefining accounts and responsibilities, strengthening accountability and realigning organization by focusing both on regions and global customers through the realignment of the new organization effective early 2012.

Global integrated manufacturing infrastructure. We have a diversified, leading-edge manufacturing infrastructure, comprising front-end and back-end facilities, capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS, BCD and MEMS technologies as well as our discrete technologies. Assembling, testing and packaging of our semiconductor products takes place in our large and modern back-end facilities, which generally are located in low-cost areas. In order to ensure adequate flexibility, we continue to utilize outside contractors for certain foundry and back-end services. Having capitalized on the opportunities between internal and external production, we are in the position to maintain a reduced asset intensity, while confirming our mission to remain an integrated device manufacturing company.

Process research and development (“R&D”) leadership. The semiconductor industry is increasingly characterized by higher costs and technological risks involved in the R&D of leading edge CMOS process development. As a result, we have decided to enter into cooperative partnerships, in particular for the development of basic CMOS technology. We are a member of ISDA, a technology alliance led by IBM to develop the CMOS process technology for 32/28-nm and 22/20-nm nodes. Furthermore, in order to maintain our differentiation capabilities through process technology leadership, we are continuing our development of proprietary derivatives of CMOS process technologies and of Smart Power, analog, discretes, MEMS and mixed signal processes, for which R&D costs are significantly lower than for CMOS.

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

Excellence in quality. We aim to develop the quality excellence of our products and services capitalizing on the following approach: (i) the improvement of our full product cycle involving robust design and manufacturing, improved detection of potential defects, and better anticipation of failures through improved risk assessment, particularly in the areas of product and process changes; (ii) improved responsiveness to customer demands; and (iii) ever increasing focus on quality, service and discipline in execution.

Sustainable Excellence and Compliance. We are committed to sustainable excellence and compliance. We conduct our business based on our Principles for Sustainable Excellence (“PSE”) and the highest ethical standards, empowering our people and striving for quality and customer satisfaction, while creating value for all of our partners.

Creating Shareholder Value. We remain focused on creating value for our shareholders, which we measure in terms of return on net assets attributable to our shareholders (i.e., including 50% of ST-Ericsson’s results) in excess of our weighted average cost of capital.

Product Segments

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

In 2011, we ran our business along product lines and managed our revenues and internal operating income performance based on the following product segments:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”);

•	Analog, MEMS and Microcontrollers (“AMM”);

•	Power Discrete Products (“PDP”); and

•	Wireless.

We also design, develop, manufacture and market subsystems and modules for a wide variety of products in the telecommunications, automotive and industrial markets in our Subsystems division. Based on its immateriality, we do not report information separately for Subsystems. For a description of the main categories of products sold and/or services performed for each of the last three fiscal years, see Note 26 to our Consolidated Financial Statements.

Effective January 1, 2012, we have a new product segment structure. Please refer to “Item 5. Operating and Financial Review and Prospects — Overview — Other Developments” for a description.

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

ACCI is comprised of four major product lines — Automotive Products Group (“APG”); Computer and Communication Infrastructure (“CCI”); Home Entertainment & Displays (“HED”) and Imaging (“IMG”).

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

(ii) Automotive Infotainment Division. We produce products comprising full solutions for analog and digital car radio for tolling, navigation and telematics applications. The increasingly complex requirements of the car/driver interface continue to create market opportunities for re-use of the company’s media processing and global positioning (“GPS”) capabilities into car multimedia applications. We have the skills and competence to provide the total solution, which includes GPS navigation, media processing, audio amplification and signal processing. We also supply components to satellite radio applications, including base-band products to market leaders in this segment.

Computer and Communication Infrastructure

(i) BCD Power Division. This organization serves the markets of hard disk drive (“HDD”) and Printers with products developed on our BCD technology. Main applications are motor controllers for HDD and motor drivers and head drivers for printers.

(ii) Networking and Storage Division. This division provides solutions for the wireless and wireline infrastructure segments and digital SoC for the HDD market which we exited in 2011. Our wireline telecommunications products, mainly digital and mixed signal ASICs, are used for various application in the high-speed electronic and optical communications market. In the wireless field, we focus on the ASIC market due to our many years of experience in the fields of digital baseband, radio frequency and mixed-signal products.

(iii) Computer System Division. We are focusing mainly on inkjet and laser printer components and are an important supplier of digital engines including those in high-performance photo-quality applications and multifunction printers. We are also offering a reconfigurable ASSP product family, known as SPEArTM (Structured Processor Enhanced Architecture), designed for flexibility and ease-of-use by customers on printers and other computing, industrial and networking applications.

(iv) Microfluidics Division. This division builds on the years of our success in microfluidic product design, developed primarily for the inkjet print-head product line, and expands our offering into related fields, such as molecular and health diagnostics.

Home Entertainment and Displays

HED addresses product requirements for the digital consumer application market and has two divisions.

(i) Set Top Box Division. This division focuses on products for digital terrestrial, satellite, cable and IPTV set-top box products. We continue to expand our product offerings and customer base by introducing innovative platform solutions offering advanced technologies and a wide range of consumer services.

We also offer customers and partners the capability to jointly develop highly integrated solutions for their digital consumer products. We utilize our expertise and knowledge of the digital consumer ecosystem, advanced technologies and hardware/software IP to provide best-in-class differentiated ASIC products for a select base of customers and markets.

(ii) TV & Monitor Division. We address the digital television markets with a range of highly integrated ASSPs and application-specific microcontrollers. Following the acquisition of Genesis in 2008, we have worked to develop our integrated digital television product portfolio. The first generation DTV platform was recently introduced into the market.

Imaging

We have been focusing on the wireless handset image-sensor market. We are in production of CMOS-based camera modules and processors for low-and-high density pixel resolutions, which also meet the autofocus, advanced fixed focus and miniaturization requirements of this market. We also sell standalone sensors. We plan to focus our presence in the imaging business by concentrating on selling CMOS sensors, focusing our technology and products offering towards higher margin and pursuing new opportunities beyond wireless applications such as automotive, consumer and health.

AMM

AMM is comprised of two product lines: Analog Products and Micro-Electro-Mechanical Systems (“Analog & MEMS”) and Microcontrollers, non-Flash, non-volatile Memory and Smartcards (“MMS”).

We are positioning AMM in the High End Analog world that comprises MEMS, many kind of Sensors, Interfaces, low power RF Transceivers and Analog front-end. It comprises also High Voltage Smart Power Controllers for main Industrial and Power Conversion applications such as Metering and Lighting, exploiting our leadership in MEMS and our system expertise built around ARM based microcontrollers representing the core of many applications today.

Analog & MEMS

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

(ii) MEMS, Sensors and High Performance Analog Division. We design and manufacture MEMS products for a wide variety of applications where motion detection is required. Our original product line of three-axis accelerometers was expanded in 2010 to include a complete family of very successful high-performance multi-axis gyroscopes and in 2011 the sales of gyroscopes almost reached the sales of accelerometers. In 2011, we announced a new family of products under the trademark of iNEMOTM, which results from the combination of accelerometers with gyroscopes and compasses. Standalone sensors and iNEMOTM enable accurate motion tracking in a 3D space to enhance motion controlled user interfaces in gaming, mobile phones, tablets, remote controllers, portable navigation devices and multimedia players. The motion sensors are also widely employed in laptops, automotives, PCs, hard disk drives and digital still cameras. Last year we also started the volume production of high performances bottom port microphones for better audio quality in mobile phones. The current most important developments include Pressure Sensors, higher performance motion sensors for optical image stabilization and for location based services, new generation microphones and micro-mirrors for portable projectors. The division also develops innovative, differentiated and value-added analog products such as Audio Amplifiers ICs from portable to professional Audio Systems equipment, Touch Screen controllers for smartphones and tablets, standard products like Operational Amplifiers, current sensors, real time clock, smart resets, supervisors, and Application Specific ICs (i.e., glucose meters, flow sensors, chips for ultrasound imaging and electrocardiography, low power radios, energy harvester chips), supported by ultra low power technologies necessary for healthcare, industrial and consumer applications.

(iii) Audio Division. We design and manufacture a wide variety of components for use in audio applications. Our audio products include audio power amplifiers, audio processors and graphic-equalizer ICs.

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

(iii) Secure Microcontoller Division. Secure Microcontrollers are 8-bit and 32-bit microcontrollers that securely store data and provide an array of security capabilities including advanced data encryption. Our expertise in security is a key to our leadership in the banking, pay-TV, mobile communication, identity, and transport fields. We also actively contribute to the emergence of new applications such as secure mobile transactions on near field communication (“NFC”) mobile phones, trusted computing, brand protection, etc. In addition under the “Incard” brand, the division develops, manufactures and sells smartcards for banking, identification and telecom applications.

PDP

(i) ASD and IPAD Division. This division offers a full range of rectifiers, protection devices, thyristors and Integrated Passive and Active Devices (“IPAD”). These components are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor-control and power-control devices). More specifically, rectifiers (both Silicon and Silicon carbide) are used in voltage converters and regulators, while thyristors control current flows through a variety of electrical devices, including lamps and household appliances. New areas of development are Tunable capacitors, very important in mobile phones and thin film flexible rechargeable batteries.

(ii) Transistor Division. We design, manufacture and sell Power MOSFET, IGBT and Bipolar Transistor ranging from 20 to 2200 volts for most of the “switching” and “linear” applications on the market today. Our products are particularly well suited for high voltage switch-mode power supplies, lighting, motor control and consumer applications. The Division also produces RF power transistors for specific markets such as factory automation, medical and avionics with a particular effort in developing new composite materials like SiC and GaN which look to be the new promising areas of growth for automotive and alternative energies, where high switching performance, low conduction losses and high operating temperature are required.

Wireless

The wireless segment resulted from the combination of our wireless business with NXP’s to create ST-NXP Wireless as of August 2, 2008. Subsequently, we combined that business with the EMP business to form a joint venture, ST-Ericsson, which began operations on February 1, 2009.

Wireless is responsible for the design, development and manufacture of semiconductors and platforms for mobile applications. In addition, this segment spearheads our ongoing efforts to maintain and develop innovative solutions for our mobile customers while consolidating our world leadership position in wireless. Wireless is comprised of four product lines: Entry Solutions and Connectivity (“ESC”) (formerly called “2G, EDGE, TD-SCDMA & Connectivity”); Smartphone and Tablet Solutions (“STS”) (formerly called “3G Multimedia & Platforms”); Modems (“MOD”) (formerly called “LTE & 3G Modem Solutions”); in which since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results; and Other Wireless, in which we report other revenues, cost of sales and other items related to the wireless business but outside of the ST-Ericsson JVS. For the definition of ST-Ericsson JVS, see “Item 5. Operating and Financial Review and Prospects — Overview — Critical Accounting Policies Using Significant Estimates”.

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

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our top 20 customers include Apple, Bosch, Cisco, Continental, Delta, Denso, Ericsson, Hewlett-Packard, Hitachi, Marelli, Motorola, Nokia, Pace, Panasonic, Philips, Research in Motion, Samsung, Seagate, Sony / Sony Ericsson and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers’ requirements for other products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen, Wintech and Yosun.

The following table sets forth the top customers by market segment for our products:(1)

Automotive	Bosch, Continental, Delphi, Denso, Hella, Hitachi, Lear, Marelli, Sirius XM Radio, Valeo

Communication	Alcatel, Cisco, Ericsson Finisar, Huawei, Motorola, Nokia, Research in Motion, Samsung, Sony / Sony Ericsson

Computer & Peripherals	Apple, Canon, Dell, Delta, Hewlett-Packard, Hitachi, Microsoft, Seagate, Western Digital

Consumer	Agilent, Cisco, Garmin, LG Electronics, Pace, Panasonic, Sagem Communications, Samsung, Sony / Sony Ericsson, Videocon

Industrial/Other Applications	Autostrade, Delta, Emerson, Enel, General Electric, Liteon, Nintendo, Philips, Schneider Electric, Siemens

(1)	Net revenues by market segment application are classified according to the status of the final customer. For example, products ordered by a computer company, even including sales of other applications such as Telecom, are classified as Computer revenues.

In 2011, our largest customer, the Nokia group of companies, represented 10.4% of our net revenues, compared to 13.9% in 2010 and 16.1% in 2009. No other single customer accounted for more than 10% of our net revenues. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Disruptions in our relationships with any one of our key customers, and/or material changes in their strategy or financial condition, could adversely affect our results of operations”.

Sales, Marketing and Distribution

In 2011, we operated regional sales organizations in EMEA (which includes all of Europe, the Middle East and Africa), the Americas, Greater China-South Asia and Japan-Korea. A description of our regional sales organizations’ activities and structure during 2011 is below.

(i) EMEA — The EMEA region is divided into four business units: automotive, convergence EMS, industrial and multimarket and also integrates the global business unit covering Nokia and the wireless platform accounts. Each business unit is dedicated to customers operating mainly in its market segment, actively promoting a broad range of products, including commodities and dedicated ICs, as well as proposing solutions through its sales force, field application engineers, supply-chain management, customer service and technical competence center for system solutions, with support functions provided locally or centrally (through central labs).

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

(iii) Greater China-South Asia — The Greater China-South Asia region encompasses China, Taiwan, Hong Kong, India, Singapore and other countries in the Asia Pacific region, with the exception of Japan and Korea. Our sales and marketing activities are organized into seven business units (automotive, computer peripherals, consumer, distribution, EMS, industrial and telecom) with seven central support functions (service and business management, field quality, human resources, strategic planning, finance, corporate communication and design center). Our design center in Singapore carries out full custom designs in several applications.

(iv) Japan-Korea — The Japan-Korea region sales and marketing team is divided into four business units (automotive, consumer, industrial, communications) in each country, plus a comprehensive distribution business unit that provides products and sales support for the regional distribution network. Each business unit sells each product from our portfolio that fits the applications covered by the unit. A central product-marketing organization provides product support and training for standard products for the region. In addition, five central support functions (business management, field quality, human resources, finance, corporate communications) allow the region to run all of the necessary tasks smoothly. Our sales and marketing activities are performed through sales offices in Tokyo, Osaka, Nagoya and Seoul.

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

Most of our regional sales organizations operate dedicated distribution organizations. To support the distribution network, we operate logistic centers in Saint Genis, France and Singapore. We also engage distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right-of-return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

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

We recently announced the reorganization of our Sales & Marketing organization with the primary objectives to accelerate sales growth and gain market share. The changes have been designed along three key drivers:

•	Strengthening the effectiveness of the development of global accounts;

•	Boosting demand creation through an enhanced focus on the geographical coverage; and

•	Establishing marketing organizations in the Regions fully aligned with the Product Groups.

Our Sales and Marketing organization is structured in six units:

•	Four Regional Sales Organizations, all with a similar structure to enhance coordination in the go-to-market activities and all strongly focused on accelerated growth:

•	Europe, Middle East and Africa Region led by Paul Grimme;

•	Americas Region led by Bob Krysiak;

•	Greater China-South Asia Region led by François Guibert; and

•	Japan-Korea Region led by Marco Cassis.

•	Two Major Accounts units for our established global customers aimed at the further development of the business relationship between us and those clients:

•	Europe Major Accounts led by Paul Grimme; and

•	Americas Major Accounts led by Bob Krysiak.

In each of the four regions, the existing sales organization by market segment is replaced by a new sales organization based on a combination of country/area coverage and key accounts coverage.

In particular, in addition to the above major accounts, about forty accounts will be managed globally by key account managers who will be responsible for the total sales generated worldwide, regardless of the channel and the geography. The main criteria for the selection of these accounts are their growth potential, the size of their transnational business and the geographical dispersion of their R&D activities.

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

We are market driven in our R&D and focused on leading-edge products and technologies developed in close collaboration with strategic alliance partners, leading universities and research institutions, key customers, leading EDA vendors and global equipment manufacturers working at the cutting edge of their own markets. In addition, we have a technology council comprised of fifteen leading experts to review, evaluate and advise us on the competitive landscape. Front-end manufacturing and technology R&D, while being under the same organization, are thereby ensuring a smooth flow of information between the R&D and manufacturing organizations. We manage our R&D projects by technology and by product segment. The relevant R&D expenses are allocated to the product segments on the basis of the estimated efforts. The total amount of R&D was $2,352 million, $2,350 million and $2,365 million in 2011, 2010 and 2009, respectively.

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

In the same spirit, we develop, in a concurrent engineering mode, a complete portfolio of Analog and RF IP. The new generation of products now mix Analog and Digital IP Blocks, and even complex RF solutions, high performance data converters and high-speed data transmission ports. Our R&D design centers located in France and Asia have been specialized in the development of these functions, offering a significant advantage for us in quickly and cost effectively introducing products in the consumer and wireless market.

Our advanced R&D centers are strategically located around the world, including in France, Italy, Belgium, Canada, China, India, Singapore, Sweden, the United Kingdom and the United States.

In 2008, we entered into an R&D alliance with the ISDA to develop leading edge core CMOS technologies at 32/28-nm and 22/20-nm nodes. This alliance is set to expire at the end of 2012. We are also working with the CEA Leti to develop derivative technologies from our technology portfolio. In this context, five strategic objectives have been established.

•

Accelerate the development and the number of differentiated technologies for SoC so as to be able to supply amongst the world’s leading prototypes ICs, thereby develop a strategy of advanced differentiated products.

•	Develop libraries and perform transversal R&D on the methods and tools necessary to develop complex ICs using these technologies.

•	Provide Crolles 300-mm operation with competitive leading edge technologies.

•	Perform advanced technology research linked to the conception of CMOS nano electric functionalities advanced devices on 300-mm wafers.

•	Pervade local, national and European territories, taking advantage of nano-electronic diffusion technologies to further promote innovation in various application sectors.

In 2009, we entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano2012” Research and Development program. For more information, see “— Public Funding”. This alliance is set to expire at the end of 2012. In addition, our manufacturing facility in Crolles, France houses a R&D center that is operated in the legal form of a French groupement d’intérêt économique named Centre Commun de Microelectronique de Crolles. Laboratoire d’Electronique de Technologie d’Instrumentation, a research laboratory of CEA (one of our indirect shareholders), is our partner.

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

The R2 activity in Agrate encompasses prototyping, pilot and volume production of the newly developed technologies with the objective of accelerating process industrialization and time-to-market for Smart Power affiliation (BCD), including on SOI, High Voltage CMOS and MEMS. It is the result of an ongoing cooperation under a consortium agreement with Micron Technologies. Our R&D center in Greater Noida, India provides necessary support to the Group’s design activities worldwide and hosts R&D activities focused on software development and core libraries development, with a strong emphasis on system solutions. The fundamental mission of our Advanced Systems Technology (“AST”) organization is to create system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including digital consumer, wireless communications, computer peripherals and Smartcards, as well as the broad range of emerging automotive applications such as car multi-media. AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.

All of these worldwide activities create new ideas and innovations that enrich our portfolio of IP and enhance our ability to provide our customers with winning solutions. Furthermore, an array of important strategic customer alliances ensures that our R&D activities closely track the changing needs of the industry, while a network of partnerships with universities and research institutes around the world ensures that we have access to leading-edge from all corners of the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We actively participate in these programs and continue collaborative R&D efforts such as the CATRENE, ARTEMIS and ENIAC programs.

Finally, we believe that platforms are the answer to the growing need for full system integration, as customers require from their silicon suppliers not just chips, but an optimized combination of hardware and software. Our world-class engineers and designers are currently developing platforms we selected to spearhead our future growth in some of the fastest developing markets of the microelectronics industry. The platforms include the application processors and integrated modem, set-top boxes/integrated digital TV, which include high definition and 3-D capability, and in the area of computer peripherals, the SPEAr™ family of reconfigurable SoC ICs for printers and related applications.

Property, Plants and Equipment

We currently operate 14 main manufacturing sites around the world; our Phoenix, Arizona site was sold in the first quarter of 2011. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies
Front-end facilities

Crolles1, France	Application-specific products, image sensors	Fab: 200-mm CMOS and BiCMOS, Analog/RF, imaging

Crolles2, France	Application-specific products and leading edge logic products	Fab: 300-mm research and development on deep sub-micron (45-nm and below) CMOS and differentiated SoC technology and manufacturing on advanced CMOS and imaging technologies

Agrate, Italy	Nonvolatile memories, microcontrollers and application-specific products MEMS	Fab 1: 200-mm BCD, MEMS, Microfluidics Fab 2: 200-mm, embedded Flash, research and development on nonvolatile memories and BCD technologies and Flash (operating in consortium with Micron)

Rousset, France	Microcontrollers, nonvolatile memories and Smartcard ICs, application-specific products and image sensors	Fab 1: 200-mm CMOS, Smartcard, embedded Flash, Analog/RF

Catania, Italy	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150-mm Power metal-on silicon oxide semiconductor process technology (“MOS”), VIPpower™, MO-3, MO-5 and Pilot Line RF Fab 2: 200-mm, Microcontrollers, BCD, power MOS

Location	Products	Technologies
Tours, France	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125-mm, 150-mm and 200-mm pilot line discrete, 200-mm BCD

Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, nonvolatile memories, and application-specific products

Fab 1: 125-mm, (150-mm conversion ongoing) power MOS, bipolar, power

Fab 2: 150-mm bipolar, power MOS and BCD, EEPROM, Smartcard, Micros, CMOS logic

Fab 3: 150-mm Microfluidics, MEMS, power MOS, BiCMOS, CMOS

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

At the end of 2011, our front-end facilities had a total maximum capacity of approximately 140,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 3,700 wafers per week at the end of 2011, and we plan to increase production to up to approximately 4,500 wafers per week as required by market conditions and within the framework of our R&D Nano 2012 program.

We own all of our manufacturing facilities, except Crolles2, France, which is the subject of leases for the building shell and some equipment that represents overall a small percentage of total assets.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2011 we purchased approximately 13% from external foundries of our total silicon production. Our plan is to extend sourcing of silicon from external foundries up to above 20% of our total needs.

At December 31, 2011, we had approximately $208 million in outstanding commitments for purchases of equipment and other assets for delivery in 2012. In 2011, we increased our capital spending to $1,258 million, from $1,034 million registered in 2010. In the 2009-2011 period the ratio of capital investment spending to revenues was 9.6%. The high level of capital spending in 2010 and 2011 was designed to respond to market demand growth in the first half of the year while optimizing in parallel opportunities between internal and external front-end production. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook”.

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

In the second part of 2011, we experienced a slowing down of the demand driven by inventory correction dynamics common to all market segments. This has triggered the same phenomenon to us and, as a consequence, our fabs and plants underwent an important reduction of their loading with respect to the installed capacity, capital expenditures have been reduced as well to match with the new profile of the business in the third and fourth quarters. No assurance can be given that we will be able to increase manufacturing efficiencies in the future to the same extent as in the past, or that we will not experience production difficulties and/or unsaturation in the future.

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

Intellectual Property (IP)

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two- or three-dimensional layout of an integrated circuit. Including patents and pending patent applications owned by us and our affiliate ST-Ericsson, we currently own approximately 14,000 patents and pending patent applications, including 752 filed in 2011, which have been registered in multiple countries around the world and correspond to about 11,000 patent families (each patent family containing all patents originating from the same invention).

Our success depends in part on our ability to obtain patents, licenses and other IP rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our innovations in our circuit designs, manufacturing processes, packaging technology and system applications as well as on industry standards and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade-secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other IP rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our IP represents valuable assets and intends to protect our investment in technology by enforcing all of our IP rights. We have also set up a dedicated team actively seeking to optimize the value from our IP portfolio by the licensing of our design technology and other IP, including patents. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

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

We entered 2011 with a backlog significantly higher compared to 2010, following the strong rebound registered in the semiconductor industry in the second half of 2010. During 2011, our backlog declined, in particular in the second half, reflecting a difficult industry environment and a decrease in demand in our Wireless segment, which resulted in a significant decline of our order inflows. As a result of these difficult conditions, we entered 2012 with a backlog significantly lower than we had entering 2011.

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

The primary international semiconductor companies that compete with us include Analog Devices, Atmel, Avago, Broadcom, Fairchild Semiconductor, Freescale Semiconductor, Infineon, Intel, International Rectifier, Invensense, Linear Technology, LSI Logic, Marvell, Maxim, MediaTek, Microchip Technology, Mstar, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments, Toshiba, TSMC and Vishay.

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

While STMicroelectronics N.V. is the parent company and the principal player of our business, ST NV also conducts its operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost. We have two joint ventures with Ericsson, which operate as independent JV companies and are currently governed by a fully balanced Board and an independent management team. Our Consolidated Financial Statements include “JVS and related affiliates”, responsible for the full commercial operation of the combined businesses, namely sales and marketing. Its parent company is ST-Ericsson SA (“JVS”), which is owned 50% plus a controlling share by us. The other JV is focused on fundamental R&D activities. Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity-method.

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2011:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia — Sydney	STMicroelectronics PTY Ltd	100
Belgium — Zaventem	ST-Ericsson Belgium N.V.	50
Belgium — Zaventem	Proton World International N.V.	100
Brazil — Sao Paulo	STMicroelectronics Ltda	100
Brazil — Sao Paulo	Incard do Brazil Ltda	50
Canada — Ottawa	STMicroelectronics (Canada), Inc.	100
China — Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China — Beijing	ST-Ericsson Semiconductor (Beijing) Co. Ltd	50
China — Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China — Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China — Shanghai	ST-Ericsson Semiconductor (Shanghai) Co. Ltd	50
China — Shanghai	Shanghai NF Semiconductors Technology Ltd	50
China — Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China — Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic — Prague	STMicroelectronics Design and Application s.r.o.	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Czech Republic — Prague	ST-Ericsson s.r.o.	50
Finland — Lohja	ST-Ericsson OY	50
France — Crolles	STMicroelectronics (Crolles 2) SAS	100
France — Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France — Grenoble	ST-Ericsson (Grenoble) SAS	50
France — Montrouge	STMicroelectronics S.A.	100
France — Paris	ST-Ericsson (France) SAS	50
France — Rousset	STMicroelectronics (Rousset) SAS	100
France — Tours	STMicroelectronics (Tours) SAS	100
Germany — Aschheim-Dornach	STMicroelectronics GmbH	100
Germany — Aschheim-Dornach	STMicroelectronics Application GmbH	100
Germany — Aschheim-Dornach	ST-NXP Wireless GmbH i.L.	50
Holland — Amsterdam	STMicroelectronics Finance B.V.	100
Holland — Amsterdam	STMicroelectronics Finance II N.V.	100
Holland — Amsterdam	STMicroelectronics International N.V.(1)	100
Holland — Eindhoven	ST-Ericsson B.V.	50
Holland — Eindhoven	ST-Ericsson Holding B.V.	50
Hong Kong — Hong Kong	STMicroelectronics LTD	100
India — Bangalore	NF Wireless India Pvt Ltd i.L.	50
India — New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India — Noida	STMicroelectronics Pvt Ltd	100
India — Noida	ST-Ericsson India Pvt Ltd	50
Ireland — Dublin	NXP Falcon Ireland Ltd	50
Israel — Netanya	STMicroelectronics Ltd	100
Italy — Agrate Brianza	STMicroelectronics S.r.l.	100
Italy — Agrate Brianza	ST-Ericsson Srl	50
Italy — Aosta	DORA S.p.a.	100
Italy — Catania	CO.RI.M.ME.	100
Italy — Naples	STMicroelectronics Services S.r.l.	100
Italy — Torino	ST-POLITO Scarl	75
Japan — Tokyo	STMicroelectronics KK	100
Japan — Tokyo	ST-Ericsson KK	50
Korea — Seoul	ST-Ericsson Korea Ltd	50
Malaysia — Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia — Muar	STMicroelectronics SDN BHD	100
Malaysia — Muar	ST-Ericsson SDN BHD	50
Malta — Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico — Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco — Rabat	Electronic Holding S.A.	100
Morocco — Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Morocco — Rabat	ST-Ericsson (Maroc) SAS	50
Norway — Grimstad	ST-Ericsson A.S.	50
Philippines — Calamba	STMicroelectronics, Inc.	100
Philippines — Calamba	ST-Ericsson (Philippines) Inc.	50
Philippines — Calamba	Mountain Drive Property, Inc.	20
Singapore — Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore — Ang Mo Kio	ST-Ericsson Asia Pacific Pte Ltd	50
Singapore — The Curie	Veredus Laboratories Pte Ltd	67
Spain — Madrid	STMicroelectronics Iberia S.A.	100
Sweden — Kista	STMicroelectronics A.B.	100
Sweden — Stockholm	ST-Ericsson A.B.	50
Switzerland — Geneva	STMicroelectronics S.A.	100
Switzerland — Geneva	INCARD SA	100
Switzerland — Geneva	INCARD Sales and Marketing SA	100
Switzerland — Geneva	ST-Ericsson SA	50
Switzerland — Geneva	ST New Ventures SA	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Taiwan — Taipei	ST-Ericsson (Taiwan) Ltd	50
Thailand — Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom — Bristol	Inmos Limited	100
United Kingdom — Bristol	ST-Ericsson (UK) Ltd	50
United Kingdom — Marlow	STMicroelectronics Limited	100
United Kingdom — Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom — Reading	Synad Technologies Limited	100
United States — Carrollton	STMicroelectronics Inc.	100
United States — Carrollton	ST-Ericsson Inc.	50
United States — Carrollton	Genesis Microchip Inc.	100
United States — Carrollton	Genesis Microchip (Delaware) Inc.	100
United States — Carrollton	Genesis Microchip LLC	100
United States — Carrollton	Genesis Microchip Limited Partnership	100
United States — Carrollton	Sage Inc.	100
United States — Carrollton	Faroudja Inc.	100
United States — Carrollton	Faroudja Laboratories Inc.	100
United States — Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States — Wilsonville	The Portland Group, Inc.	100

(1)	Created and effective on December 31, 2011. See “Item 5. Operating and Financial Review and Prospects — Other Developments”.

The following table lists our principal equity-method investments and our percentage ownership as of December 31, 2011:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Italy — Rome	3 Sun S.r.l.	33.3
South Korea — Yongin-si	ATLab Inc.	8.0
Switzerland — Geneva	ST-Ericsson AT SA	49.0

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

The main programs for R&D in which we are involved include: (i) the Eureka CATRENE cooperative R&D program (Cluster for Application and Technology Research in Europe on NanoElectronics); (ii) EU R&D projects with FP7 (Seventh Frame Program) for Information and Communication Technology; (iii) European Joint Technology Initiatives such as ENIA (European Nanoelectronics Initiative) and ARTEMIS (Embedded Computing Systems Initiative) operated by a Joint Undertaking formed by the European Union, member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

In Italy, there are some national funding programs established to support the new FIRST (Fondo per gli Investimenti nella Ricerca Scientifica e Tecnologica) that will group previous funding regulations (FIRB, Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research), FAR (Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and the FCS (Fondo per la Competitività e lo Sviluppo). The FRI (Fondo rotativo per il sostegno alle imprese e agli investimenti in ricerca) funds research and innovation activities and the FIT (Fondo speciale rotativo per l’Innovazione Tecnologica) is designed to fund precompetitive development in manufacturing. These programs are not limited to microelectronics and are intended to support industry R&D in any segment. Italian programs often cover several years and the approval phase is quite long, up to two or three years. In 2011, within the PON (Programma Operativo Nazionale “Ricerca e competititvità 2007-2013”) managed by the Italian Research Ministry, at the end of the evaluation stage, four of the company’s projects were selected for funding.

In Italy, according to the ARTEMIS and ENIAC Joint Undertaking procedures related to calls for proposals, in 2010 the Italian Research Ministry approved public grants for four ongoing ENIAC projects involving the company.

Furthermore, there are some regional funding tools for research that can be addressed by local initiatives, primarily in the regions of Puglia, Sicily, Campania and Val d’Aosta, provided that a reasonable regional socio-economic impact could be recognized in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of our facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, we recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date. The M6 Plant and the Contratto di programma have been transferred to Numonyx, which would benefit from future M6 grants linked to the completion of the M6 Plant and assume related responsibilities.

Under a Memorandum of Understanding dated July 30, 2009, a revision of the Contratto di Programma was foreseen, replacing the M6 plant investment by two separate projects, one related to Numonyx R&D activities in its Italian sites and the second to the finalization of the announced joint venture in the photovoltaic field by us with Enel and Sharp. In particular, as part of the joint venture in the photovoltaic field with Enel and Sharp, we reacquired the M6 plant from Numonyx and contributed to the new joint venture 3Sun, which in turn was making the necessary investments to convert industrial destination of M6 from production of memories semiconductors to production of photovoltaic panels up to a capacity of 240 MW/year. On July 22, 2010, CIPE (Comitato Interministeriale Programmazione Economica) approved the first step of the 3Sun project granting €49 million in funding and formal approval by the European Commission was received on April 5, 2011.

On September 13, 2011, a monitoring of M6 investment and the related benefits was launched by the European Commission, requesting information about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities provided detailed feedback on October 7, 2011, including the history of the investment made and the motivation of the state aid granted. The European Commission requested further information from the Italian authorities on January 19, 2012, about the formal interpretation related to the definition of “investment activation” and its application to the M6 case. In the event of an adverse determination by the European Commission, we could be required to refund all or a portion of the public funding previously received in connection with the M6 Plant.

In France, support for R&D is given by public agencies such as ANR (Agence Nationale de la Recherche), or OSEO (the agency taking over the missions and budgets of the AII Agency for Industrial Innovation), generally for consortia of partners grouping universities, public laboratories and private actors (large and small). The agencies operate via calls for project proposals, most often related to the identified ‘clusters of competitiveness’ (Pôles de Compétitivité) throughout the French territory. The most relevant for us are ‘Minalogic’ around Grenoble, ‘SCS’ in the south-east area covering Rousset and ‘S2E2’ in the Tours area. The selected projects receive a support limited to 35% of the actual R&D expenses. The funding is given when technical reports have been accepted by the agencies; expenses must be all justified and financial audits are organized by the agencies to check their eligibility.

Another important contribution is given by the Ministry of Industry (“FCE”) and by local public authorities. Specific support for microelectronics is provided through FCE to all the companies with activities in France in the semiconductor industry. The amount of support under French programs is decided annually and subject to budget appropriation. In 2011, we continued the execution of the framework agreement for the “Nano2012” Research and Development program in which STMicroelectronics (Crolles and Grenoble sites) is the leading contributor, with over 30 other partners (universities, public research laboratories, large groups and small companies (SMEs)). Under this frame agreement, we have been allocated up to €340 million (about $450 million) in grants for the period 2008-2012, subject to the conclusion of agreements every year with the public authorities (the French State being represented by the Ministry of Industry, and local authorities), and provided that all technical parameters and objectives are met. Nano2012 is designed to promote the development of advanced CMOS (32-nm and below) technologies for system on chip semiconductor products in the Grenoble-Crolles region of France, in cooperation with the ISDA.

Due to a major change in the taxation regime related to industrial investments in France, the local authorities consider that their incomes are lower than before. Some of these local authorities have therefore decided to suspend their funding duties related to the “Nano2012” program, expecting support by the French government. The benefit for us and the other partners could end up being lower than expected in the event the support from certain local authorities does not materialize.

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

Government support for capital expenditures funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. In Italy the new “Tremonti-ter” allowed business income tax reduction excluding from taxation of business income an amount equal to 50 percent of the value of investments in a detailed list of new machinery and new equipment, made from July 1, 2009 through June 30, 2010. See Note 10 to our Consolidated Financial Statements.

As a third category of government funding, we receive some loans, mainly related to large capital investment projects, at preferential interest rates. See Note 14 to our Consolidated Financial Statements.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government- or local-authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability of such funding is substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that sufficient alternative funding would be available if necessary, or that any such alternative funding would be provided on terms as favorable to us as those previously committed. Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued, in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The lack of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations”.

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

Consistent with our Principles of Sustainable Excellence (“PSE”), we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008 and with the technical specification ISO/TS16949:2009, and with the environmental standards ISO14001 and the European EMAS (Eco Management and Audit Scheme).

Our activities are subject to two directives: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended); and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as amended). Moreover our products, due to their final applications, may be subject to the end of life vehicles Directive 2000/53/EC (“ELV” Directive, as amended). The new text of the ROHS Directive 2011/65/EU, entitled “ROHS 2” Directive, was issued on July 1, 2011. The ROHS Directive aims at banning the use of lead and other metals and of other flame-retardant substances in electric and electronic equipments placed on the market, while the new text is also introducing new requirements within the design and manufacturing phases of the products manufacturing electronic components. We are currently unable to evaluate in detail the ramifications of our activities under the Directive 2011/65/EC that must be transposed into national law by the European Member States on or before January 2, 2013. The WEEE Directive promotes the recovery and recycling of electrical and electronic waste. Due to unclear statutory definitions and interpretations, we are unable at this time to determine in detail the ramifications of our activities under the WEEE Directive. An amendment to the WEEE Directive to be adopted in 2012 may or may not clarify such definitions with respect to our activities. At this stage, we do not participate in a “take back” organization in France.

Our activities in the EU are also subject to the European Directive 2003/87/EC (as amended) establishing a scheme for greenhouse gas allowance trading and applicable national legislation. Two of our manufacturing sites (Crolles, France, and Agrate, Italy) have been allocated a quota of greenhouse gas for the period 2008-2012. The Crolles site in France was removed from the allocation scheme in 2010 by the French authorities and our site in Agrate, Italy, should be removed from the scheme by the Italian authorities in 2012. As of the status at the end of 2010, we were able to comply with the allocated greenhouse gas quota allocations that have been defined, without purchasing any.

Failure to comply would force us to acquire potentially expensive additional emission allowances from third parties, or to pay a fee for each extra ton of gas emitted. Our ongoing programs to reduce CO2 emissions should allow us to comply with the greenhouse gas quota allocations that have been defined for Crolles and Agrate for the period 2008-2012.

At this stage, the emission permits are allocated for free to the industry. However, pursuant to provisions created by the 2009 Directive, a growing percentage of the permits will be auctioned by Member States beginning in 2013. Commission Decision of December 24, 2009 identifies a list of sectors which are deemed to be exposed to a significant risk of “carbon leakage”. In these sectors, the permits will be allocated for free until December 31, 2027. Given the fact that manufacture of electronic valves and tubes and other electronic components is considered as a sector exposed to a significant risk of “carbon leakage”, we expect to receive free allocations until 2027 in the event that one or several of our sites would remain subject to greenhouse gas allowances. However, we cannot guarantee that the allocated allowances would be sufficient for our operations and we may have to purchase additional allowances.

In the United States, we participate in the Chicago Climate Exchange program, a voluntary greenhouse gas trading program whose members commit to reduce emissions. We have also implemented voluntary reforestation projects in several countries in order to sequester additional CO2 emissions and report our emissions in our annual Corporate Sustainability Report as well as through the Carbon Disclosure Project.

Regulations implementing the registration, evaluation, authorization and restriction of chemicals (“REACH”) came into force in 2008. We intend to proactively implement such legislation, in line with our commitment toward environmental protection. The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to develop new processes, acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental regulations and laws or because of damage to the environment”.

Item 5.	Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “— Critical Accounting Policies Using Significant Estimates”, “— Business Outlook” and “— Liquidity and Capital Resources — Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors”. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements;

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	provisions for litigation and claims and recognition and measurement of loss contingencies;

•

valuation at fair value of assets acquired in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities;

•	annual and trigger based impairment review of our goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale;

•	determination of fair value on nonmonetary exchanges of assets;

•	assessment of credit losses and other-than-temporary impairment charges on financial assets;

•	valuation of noncontrolling interest and repurchase of remaining interest on certain investments;

•	restructuring charges;

•	assumptions used in calculating pension obligations; and

•

determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets and valuation allowances, and provisions for uncertain tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates. To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected. With respect to Wireless, our accounting relies on estimates based on the latest available business plan of ST-Ericsson, as submitted and reviewed by ST-Ericsson’s CEO to ST-Ericsson’s Board of Directors, which includes an equal number of executives from each partner.

Our Consolidated Financial Statements include the ST-Ericsson joint ventures; in particular, we fully consolidate ST-Ericsson SA and related affiliates (“JVS”), which is owned 50% plus a controlling share by us and is responsible for the full commercial operations of the Wireless business, primarily sales and marketing. The other joint venture is focused on fundamental R&D activities. Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity-method.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured. Our revenue recognition usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor adjusted, if required, to accommodate for a significant change in the current market price. We record the accrued amounts as a deduction of revenue at the time of the sale. The ultimate decision to authorize a distributor refund remains fully within our control. The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could severely impact our profitability.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. We provide for such returns when they are considered probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

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

Our insurance policy relating to product liability only covers physical and other direct damages caused by defective products. We carry limited insurance against immaterial, non-consequential damages in the event of a product recall. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ financial condition periodically and record a provision for any specific account that we consider doubtful. In 2011, we did not record any new material specific provision related to bankrupt customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. In such cases, following the guidance related to revenue recognition, we allocate the revenue to different deliverables qualifying as separate units of accounting based on vendor-specific objective evidence, third party evidence or our best estimates of selling prices of the separable deliverables.

Business combinations and goodwill. The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2011, the value of goodwill amounted to $1,059 million.

Impairment of goodwill. Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we use the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit on the basis of the most updated five-year business plan. Significant management judgments and estimates are used in forecasting the future discounted cash flows. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill.

The table below presents the results of our most recent impairment tests:

Date of most recent impairment test	Reporting Unit	% estimated fair value exceeds carrying value
Q3 2011	HED	275
Q3 2011	MMS	399
Q4 2011	Wireless	54

Our reporting unit “Wireless” includes ST-Ericsson JVS, which is consolidated in our accounts. We will continue to monitor the carrying value of our assets, in particular, our Wireless segment, which registered the lowest ratio of estimated fair value exceeding carrying value in the above table, and which experienced a material decline in revenues in the last several quarters. We considered the material decline in our Wireless revenues and increased level of losses as a triggering event to perform additional impairment tests during the first, second and fourth quarters of 2011, in addition to our annual impairment test in the third quarter. Based on the result of the latest impairment test performed in the fourth quarter 2011, the fair value of the Wireless business determined by the lower of market comparables or discounted cash flows still exceeded its carrying value by 54%. The discounted cash flows are based on the latest five year plan for the Wireless segment which is based on our best estimate about future developments as well as market assumptions. The discounted cash flow model also includes a 10.9% discount rate and 1.5% perpetuity growth rate in the terminal value. When assessing the sensitivity of the assumption in the discounted cash flows model, a decrease of 18% in sales would result in an impairment. The majority of our wireless activities are run through ST-Ericsson, which is currently in a shift from legacy to new products. Though their path to success is challenging, ST-Ericsson is continuing to focus on securing the successful execution and delivery of their new products to customers while lowering its break-even point. ST-Ericsson very recently appointed Chief Executive Officer and leadership team have been requested by the parent companies to review its strategic plans and financial prospects. We, together with our partner Ericsson, are further committed to support ST-Ericsson in the transition to turn-over to sustainable profitability and cash generation. As a result of this strategical review, we may consider additional actions to solidify and accelerate ST-Ericsson’s path to profitability. In such an event, or in case of a material worsening of business prospects, the value of ST-Ericsson for us could decrease to a value significantly lower than the current carrying amount of ST-Ericsson in our books and may be required to take an impairment charge. We will continuously monitor ST-Ericsson’s business evolution and we will evaluate their progress on a regular basis. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by or equity transfers to third parties at a value lower than the one underlying our carrying amount.

Intangible assets subject to amortization. Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks and contractual customer relationships and computer software. Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life. We evaluate each period whether there is reason to suspect that intangible assets held for use might not be recoverable. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Significant management judgments and estimates are required to forecast undiscounted cash flows associated with the intangible assets. Our evaluations are based on financial plans, including the plan we receive from ST-Ericsson, updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

We evaluated the material decline in our Wireless revenues and increased level of losses and its possible implications on our recoverability assessment for intangible assets subject to amortization in connection with our impairment tests during the first, second and fourth quarters of 2011, in addition to our annual impairment test in the third quarter. On the basis of the estimates and assumptions set forth in the latest business plan provided by ST-Ericsson, we did not record any intangible assets impairment charge in 2011. The factors used in assessing fair values for such assets are based on the joint venture’s strategic plan developed by the ST-Ericsson management, which is approved by its board of directors. We will continue to monitor the carrying value of our assets. If market conditions deteriorate or our Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues, this could result in future non-cash impairment charges against earnings. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by or equity transfers to third parties at a value lower than the one underlying our carrying amount.

At December 31, 2011, the value of intangible assets subject to amortization amounted to $645 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life is estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each period whether there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each balance sheet date or when impairment indicators are identified. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated. Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss. In 2011, no impairment on property, plant and equipment was recorded since our evaluation of potential triggering events did not result in a need for an impairment review.

Inventory. Inventory is stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. As required, we evaluate inventory acquired in business combinations at fair value, less completion and distribution costs and related margin.

While we perform, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires us to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated. Given the significance and timing of the execution of the restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In June 2011, ST-Ericsson announced a restructuring plan (the “ST-Ericsson cost savings plan”) aimed at achieving $120 million of annualized savings by the end of 2012. The ST-Ericsson cost savings plan is expected to result in a total pre-tax charge of $70 million to $75 million, the majority of which consists of employee termination costs estimated at approximately $55 million. The ST-Ericsson cost savings plan is expected to be substantially completed in 2012. See Note 19 to our Consolidated Financial Statements. In 2011, the net amount of restructuring charges and other related closure costs amounted to $71 million before taxes.

Share-based compensation. We measure our share-based compensation expense based on the grant date fair value of the award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to certain industry performances. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving certain industry performances compared to our financial results, award forfeitures and employees’ service period. Our assumption related to industry performances is generally taken with a lag of one quarter in line with the availability of the information. As a result, in relation to the total of our nonvested Stock Award Plans, we recorded a total pre-tax expense of $29 million in 2011.

Earnings (loss) on Equity-method Investments. We are required to record our proportionate share of the results of the entities that we account for under the equity-method. This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results. The main equity-method investments as of December 31, 2011 are represented by ST-Ericsson JVD and 3Sun. In 2011, we recognized a loss of approximately $23 million related to the ST-Ericsson JVD, net of amortization of basis differences, and a $5 million loss related to other investments, principally 3Sun. In case of triggering events, we are required to determine whether our investment is temporarily or other-than-temporarily impaired. If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.

Financial assets. We classify our financial assets in two categories, held-for-trading and available-for-sale. Such classification depends on the purpose for which the investments are acquired and held. We determine the classification of our financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost; they are neither classified as held-for-trading nor as available-for-sale.

Held-for-trading and available-for-sale financial assets are valued at fair value. The fair value of quoted debt and equity securities is based on current market prices. If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs.

Income taxes. We are required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We need to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Furthermore, we are required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities.

We are also required to assess the likelihood of recovery of our deferred tax assets originated by the net operating losses carried forward. In particular, approximately $80 million of deferred tax assets at ST-Ericsson SA are included as of December 31, 2011, after having booked a valuation allowance of $92 million in the fourth quarter 2011, which are based on ST-Ericsson management’s assessment about their tax planning strategy. This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes.

As of December 31, 2011, we had current deferred tax assets of $141 million and non-current deferred tax assets of $332 million, net of valuation allowances. Our deferred tax assets have increased in the past few years. In particular, a significant portion of the increase in our deferred tax assets was recorded in relation to net operating losses incurred in the ST-Ericsson joint venture. These net operating losses may not be realizable before their expiration in seven years, unless ST-Ericsson is capable of identifying favorable tax strategies. In connection with the continuing losses of ST-Ericsson, in the fourth quarter of 2011, we performed an assessment of the future recoverability of the deferred tax assets resulting from past net operating losses. On the basis of ST-Ericsson tax planning strategies and its most updated business plans, a valuation allowance of $92 million with respect to the ST-Ericsson deferred tax assets was recorded at December 31, 2011. As this allowance does not relate to our investment in ST-Ericsson, noncontrolling interest increases by the same amount of $92 million, with no impact to our net income attributable to us. The future recoverability of these net operating losses is partly dependent on the successful market penetration of new product releases and additional tax planning strategies currently under evaluation; however, negative developments in the new product roll-out or in the ongoing evaluation of the tax planning strategies could require adjustments to our evaluation of the deferred tax asset valuation.

We could be required to record further valuation allowances thereby reducing the amount of total deferred tax assets, resulting in a decrease in our total assets and, consequently, in our stockholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in our assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others”.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. We currently estimate that the possible losses for known claims are in the range of $10 million to $40 million. From time to time we face cases where loss contingencies cannot readily be reasonably estimated. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings”.

As of December 31, 2011, based on our assessment, we recorded an immaterial provision in our financial statements relating to third-party claims, and in particular third party claims that relate to patent rights, since we had not identified any significant risk of probable loss that could arise out of such asserted claims or ongoing legal proceedings. There can be no assurance, however, that all such claims will be resolved in our favor. If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operations and our ability to compete.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. We currently estimate that the possible losses for known claims are in the range of $0 million to $10 million. In the event we are unable to estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 23 to our Consolidated Financial Statements.

Pension and Post-Retirement Benefits. Our results of operations and our consolidated balance sheet include amounts for pension obligations and post-retirement benefits that are measured using actuarial valuations. At December 31, 2011, our pension and post-retirement benefit obligations net of plan assets amounted to $409 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.

Fiscal Year 2011

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2011 ended on April 2, 2011. The second quarter of 2011 ended on July 2, 2011 and the third quarter of 2011 ended on October 1, 2011. The fourth quarter of 2011 ended on December 31, 2011. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

In 2012 the first quarter will end on March 31, the second quarter will end on June 30, the third quarter will end on September 29 and the fourth quarter will end on December 31.

2011 Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories).

In 2011, the semiconductor industry was characterized by a solid first half, while there was a significant slowdown in the later part of the year; as a result the total market grew only marginally in 2011 after the rebound registered in 2010.

Based on published industry data by WSTS, semiconductor industry revenues were basically flat in 2011 on a year-over-year basis for the TAM, while the SAM increased by approximately 2%, to reach approximately $300 billion and $174 billion, respectively. In the fourth quarter the TAM and the SAM decreased approximately 8% and 10% sequentially, and 5% and 7% on a year-over-year basis, respectively.

With reference to our business performance, in 2011 we registered a decline in terms of revenues, being particularly penalized by the negative results of our Wireless business. Our 2011 revenues decreased 5.9% to $9,735 million; this performance was below the SAM, being penalized by an approximately 30% decline in Wireless revenues, while the wholly owned businesses performed slightly better than their served markets.

Our fourth quarter 2011 revenues were down to $2,191 million, declining both on a year-over-year and sequential basis by approximately 23% and 10%, respectively, as they were negatively impacted by a reduction in the demand in all of the product segments, due to the unfavorable market environment. Compared to the SAM, our sequential performance was equal to the SAM on a sequential basis and lower on a year-over-year basis.

Our effective average exchange rate for 2011 was $1.37 for €1.00 compared to $1.36 for €1.00 for 2010. Our effective average exchange rate for the fourth quarter of 2011 was $1.36 for €1.00, compared to $1.40 for €1.00 for the third quarter of 2011 and compared to $1.34 for €1.00 in the fourth quarter of 2010. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our 2011 gross margin was 36.7% of revenues, decreasing by 210 basis points compared to the prior year. The main factors contributing to the deterioration during 2011 compared to the prior year were (i) the significant amounts of unused capacity charges due to the underloading of our fabs, registered in particular in the second half of 2011, with an impact of approximately 150 basis points and (ii) the impact of the negative trend of selling prices. Our fourth quarter 2011 gross margin decreased to 33.4%, down sequentially and on a year-over-year basis, by 240 and 650 basis points, respectively, again due to unused capacity charges which accounted for approximately 450 basis points in the fourth quarter of 2011.

Our total operating expenses, combining the selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses, were basically flat compared to 2010.

The deterioration of our 2011 operating performance resulted in a significant decline of our operating income, particularly due to lower revenues and unused capacity charges. As a result, our operating income declined to $46 million in 2011 from $476 million in 2010.

Our fourth quarter 2011 operating result was a loss of $132 million, increasing sequentially from a $23 million loss, as a result of lower revenues and higher unused capacity charges.

In 2011, our wholly owned businesses delivered a solid performance throughout the year, within the backdrop of a severe slowdown in the broader semiconductor market as the year evolved. Our wholly owned businesses delivered revenue of $8,183 million and an operating margin of slightly above 11%. In 2010, the revenues for our wholly owned businesses were $8,127 million with an operating margin of slightly above 13%.

Moreover, we expected to see strong growth during 2011 in two of our key strategic product areas and we are particularly proud of our achievements there. Our MEMS sales nearly doubled to over $600 million. Our automotive business reported record revenues, with sales up 18% during 2011, on top of sales growth of over 40% during 2010. In both areas, revenue growth was also accompanied by a significant expansion of the operating profitability of these product groups.

We also continued to maintain a strong financial position and sharp focus on capital management. Exiting the year, our financial resources totaled $2.3 billion and our net financial position was about $1.17 billion, as adjusted, excluding the $400 million loan provided by our partner to fund ST-Ericsson SA. As anticipated, we saw an improvement in the fourth quarter in inventory levels and inventory turns and capital expenditures are back down to much lower levels as planned.

For ST-Ericsson, managing the wireless joint venture’s shift from a legacy portfolio to the new product roadmap has proven more challenging than expected given the change in the business of one of their largest customers and its evolving plans. While the new portfolio is beginning to ramp, the current results of ST-Ericsson are still distant from the financial prospects we are envisioning. Therefore, ST-Ericsson is now in a crucial phase focusing on improving execution, lowering its break-even point and reviewing its roadmap to sustainable profitability. We are confident that the newly appointed Chief Executive Officer of ST-Ericsson is the appropriate leader to drive this turnaround.

Business Outlook

Based on current visibility, we believe bookings have bottomed. Looking to the first quarter, billings should also bottom out as we see stronger than seasonal billings for our wholly owned businesses offset by a very significantly weaker revenue performance from ST-Ericsson.

Preliminary industry analysts’ forecasts indicate that the overall semiconductor market should stabilize in 2012. For us, we see the opportunity to continue to grow in selected markets during 2012 but we remain concerned about the macro-economic uncertainty. Consequently, we plan in the near-term to continue to maintain reduced levels of loading at our facilities. We will continue to focus on capital management, taking a prudent approach with respect to inventory levels and capital investments, with the goal of maintaining and expanding our free cash flow. In addition, we are continuing to bring to market new innovative products to drive market share gains.

Based largely upon a very significantly weaker sequential sales outlook for wireless, we anticipate total revenues to sequentially decrease about 4% to 10% in first quarter of 2012. As a result, and reflecting an improved, but still high level of unsaturation at our facilities, gross margin in the first quarter is expected to be about 33.0%, plus or minus 1.5 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.32 = €1.00 for the 2012 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 31, 2012.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” herein.

Other Developments

On March 15, 2011, we announced new appointments to our executive management team. Fabio Gualandris rejoined us as Corporate Vice President, Director Product Quality Excellence. Gualandris took the position previously held by Georges Auguste, who has been appointed Executive Vice President, Packaging & Test Manufacturing (PTM). Claudia Levo joined us as Corporate Vice President, Communication, reporting to Carlo Ferro. In addition to the new appointments, we also announced a dedicated organization to investigate new areas of potential strategic interest for our Company, including possible investments in start-up companies that develop emerging technologies, products and services related to our business goals. Loic Lietar, Executive Vice President, New Ventures, manages this new activity. Philippe Lambinet has taken responsibility for the strategic functions formerly managed by Lietar, including Strategic Planning and Corporate Business Development. Lambinet manages these activities in addition to his current role as Senior Executive Vice President.

On March 30, 2011, the French Fonds Stratégique d’Investissement (“FSI”) acquired Areva’s indirect interest in STMicroelectronics N.V., representing 10.9% of STMicroelectronics N.V.’s share capital (through the acquisition of Areva’s stake in FT1CI), at a price of €7.00 per share for a total of €695 million and signed a deed of adherence to the shareholders’ agreement relating to ST Holding NV.

Our Annual General Meeting of Shareholders was held on May 3, 2011 in Amsterdam and the following (main) decisions were adopted by our shareholders’ meeting:

•	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and our President and Chief Executive Officer for a three-year term expiring at the 2014 Annual General Meeting;

•	The reappointment for a three-year term, expiring at the 2014 Annual General Meeting, for the following members of the Supervisory Board: Mr. Didier Lombard, Mr. Bruno Steve and Mr. Tom de Waard;

•

The appointment of Messrs. Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera as new members of the Supervisory Board for a three-year term, expiring at the 2014 Annual General Meeting, in replacement of Messrs. Gerald Arbola and Antonino Turicchi, whose mandates expired at the 2011 Annual General Meeting, and of Mr. Didier Lamouche, who resigned in October 2010;

•	The adoption of our 2010 annual accounts reported in accordance with International Financial Reporting Standards, as adopted in the European Union (IFRS);

•

The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments in May, August and December 2011 and February 2012 to shareholders of record in the month of each quarterly payment;

•

The reappointment of PricewaterhouseCoopers Accountants N.V. as our external auditors for a three-year term effective as of our 2011 Annual General Meeting to expire at the end of our 2014 Annual General Meeting;

•

The delegation to our Supervisory Board, for 3 years as of April 25, 2012, of the authority to issue new shares, to grant rights to subscribe for new shares and to limit and/or exclude existing shareholders’ pre-emptive rights;

•	The authorization to our Managing Board, for 18 months as of May 3, 2011, to repurchase our shares, subject to the approval of our Supervisory Board.

Following the Annual General Meeting, the Supervisory Board appointed Mr. Didier Lombard as the Chairman of the Supervisory Board and Mr. Bruno Steve as the Vice-Chairman, respectively, for a three-year term ending in 2014.

On May 31, 2011, we announced the publication of our 2010 Sustainability Report. The report provides comprehensive information about our sustainability strategy, policies and performance during 2010 and describes how we incorporate sustainability into our business practices to create value for all of our stakeholders. Key commitments and achievements include a record safety performance that puts us among the worldwide leaders in this field and a commitment to have 100% of our products eco-designed by 2015.

On June 9, 2011, we received cash proceeds of $356.8 million from Credit Suisse as the full and final payment for the settlement of all outstanding litigation concerning auction rate securities (“ARS”). This amount fully covers all losses and costs associated with the litigation. We booked a pre-tax gain of approximately $329 million in the second quarter of 2011 as a result of the settlement.

On July 8, 2011, the photovoltaic panels factory run by 3Sun, the equal share joint venture between Enel Green Power, Sharp and us, was inaugurated in Catania, Italy.

On October 21, 2011, we announced a new product group structure which was finalized on February 20, 2012, as described below.

On November 3, 2011, the Supervisory Board approved a plan to reorganize our corporate structure, focusing our activities as a holding company. A new Dutch company, wholly owned by us, was established, with effect from December 31, 2011, acting exclusively through a Swiss branch, to operate our business activities based in Geneva, Switzerland. We will continue to hold all of our group’s investments in affiliates and our existing Swiss branch will continue to run our group’s treasury activities. Additionally, under the new tax treaty between Switzerland and The Netherlands, which became effective on January 1, 2012, we became a full Dutch tax resident and the new Dutch company qualifies as a Swiss tax resident.

Effective December 1, 2011, Didier Lamouche, Chief Operating Officer, assumed the role of President and CEO of ST-Ericsson. In view of this, Mr. Lamouche suspended his operational responsibilities in the Company and consequently, reporting lines in the Corporate Staff changed as follows:

•	Sales and Marketing: effective December 1, 2011, the Regional Sales and Marketing organizations report to Mr. Bozotti;

•

Manufacturing & Technology R&D: effective December 1, 2011, Jean-Marc Chery took on the responsibility for Manufacturing & Technology R&D, reporting to Mr. Bozotti, with Front-End Manufacturing, led by Orio Bellezza, Packaging & Test Manufacturing, led by Georges Auguste, Product Quality Excellence, led by Fabio Gualandris and Information Technology, led by Stephane Delivre reporting to him; and

•	Infrastructure & Services: effective December 1, 2011, Otto Kosgalwies took on the responsibility for Infrastructure & Services, reporting to Carlo Ferro.

On December 15, 2011, we launched our corporate venture capital fund (“ST New Ventures”). The increasing importance of the semiconductor has led us to create a venture fund which will invest in technology, product and service start-up companies to understand in advance emerging markets for which semiconductors are key. Healthcare, Cleantech and Smart Infrastructure are among the main areas of focus. In addition to financial investment, ST New Ventures will bring to its portfolio companies a deep understanding of the semiconductor industry — from technology to products, manufacturing and markets worldwide — and the experience of how semiconductors can enable new applications. The fund will co-invest with financial and corporate venture capitalists and has been designed accordingly. ST New Ventures is a fully owned subsidiary headquartered in Geneva, Switzerland, led by Loïc Liétar, Managing Director, reporting to Philippe Lambinet.

On January 27, 2012, we announced that we were reorganizing our Sales & Marketing organization with the primary objectives to accelerate sales growth and gain market share. The changes have been designed along three key drivers:

•	Strengthening the effectiveness of the development of global accounts;

•	Boosting demand creation through an enhanced focus on the geographical coverage; and

•	Establishing marketing organizations in the Regions fully aligned with the Product Groups.

Our Sales and Marketing organization is structured in six units:

•	Four Regional Sales Organizations, all with a very similar structure to enhance coordination in the go-to-market activities and all strongly focused on accelerated growth:

1.	Europe, Middle East and Africa Region led by Paul Grimme;

2.	Americas Region led by Bob Krysiak;

3.	Greater China-South Asia Region led by François Guibert; and

4.	Japan-Korea Region led by Marco Cassis.

•	Two Major Accounts units for our established global customers aimed at the further development of the business relationship between us and those clients:

1.	Europe Major Accounts led by Paul Grimme; and

2.	Americas Major Accounts led by Bob Krysiak.

In each of the four regions, the existing sales organization by market segment is replaced by a new sales organization based on a combination of country/area coverage and key accounts coverage.

In particular, in addition to the above major accounts, about fourty accounts will be managed globally by key account managers who will be responsible for the total sales generated worldwide, regardless of the channel and the geography. The main criteria for the selection of these accounts are their growth potential, the size of their transnational business and the geographical dispersion of their R&D activities.

On February 20, 2012, we announced that Carlo Ferro, Chief Financial Officer, has accepted to focus on the turnaround of ST-Ericsson as chief operating officer of the company. Mario Arlati, ST’s chief accounting officer and head of corporate external reporting, has been appointed Chief Financial Officer while Carlo Ferro is assigned to ST-Ericsson. Corporate External Communications and Investor Relations, led by Claudia Levo and Tait Sorensen, respectively, now report to Philippe Lambinet, head of the Strategy Office and newly created Digital Sector. With the increased responsibilities of Philippe Lambinet, we announced that we were re-organizing the Digital Sector as follows: the newly-formed Digital Convergence Group (DCG), encompassing all CMOS-based products, both ASIC and Application Processor Platforms and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP). Effective January 1, 2012, the Products Groups are divided as follows:

•	The Automotive Product Group, led by the newly appointed Corporate Vice President Marco Monti;

•

The Digital Sector, led by Philippe Lambinet which consists of two Product Groups: the Digital Convergence Group, led by Gian Luca Bertino and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group, led by Eric Aussedat; and

•

The Industrial & Multisegment Sector, led by Carmelo Papa which consists of three Product Groups: Industrial & Power Discretes, led by Carmelo Papa, Microcontrollers, Memories & Secure MCUs, led by Claude Dardanne and Analog, MEMS & Sensors, led by Benedetto Vigna.

Giuseppe Notarnicola will maintain his role as head of Corporate Treasury and Otto Kosgalwies will lead Corporate Infrastructures and Services, both directly reporting to Carlo Bozotti.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

The organization during 2011 was as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), comprised of:

•	Automotive Products Group (“APG”);

•	Computer and Communication Infrastructure (“CCI”);

•	Home Entertainment & Displays (“HED”); and

•	Imaging (“IMG”).

•	Analog, MEMS and Microcontrollers (“AMM”), comprised of:

•	Analog Products and Micro-Electro-Mechanical Systems (“Analog & MEMS”); and

•	Microcontrollers, non Flash, non volatile Memory and Smartcard products (“MMS”).

•	Power Discrete Products (“PDP”), comprised of:

•	Rectifiers, Thyristors & Triacs, Protection, Integrated Passive Active Devices (IPADs) and Transistors.

•	Wireless, comprised of:

•	Entry Solutions and Connectivity (“ESC”) (formerly called “2G, EDGE, TD-SCDMA & Connectivity”);

•	Smartphone and Tablet Solutions (“STS”) (formerly called “3G Multimedia & Platforms”);

•	Modems (“MOD”) (formerly called “LTE & 3G Modem Solutions”);

in which we report the portion of sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results; and

•	Other Wireless, in which we report other revenues, gross margin and other items related to our Wireless business outside the ST-Ericsson JVS.

In 2011, we restated our results from prior periods for illustrative comparisons of our performance by product segment due to the Industrial and Multisegment Sector (“IMS”) now being tracked in two separate segments (“AMM” and “PDP”). The preparation of segment information based on the current segment structure requires us to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. The tables set forth below also reflect the transfer of the Audio division from ACCI to AMM; accordingly, we have reclassified the prior period’s revenues and operating income results of ACCI and AMM. We believe that the restated 2010 and 2009 presentation is consistent with that of 2011 and we use these comparatives when managing our company.

Effective January 1, 2012, the organization is as follows:

•	Automotive Segment (APG);

•	Digital Segment, consisting of two product lines:

•	Digital Convergence Group (DCG); and

•	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).

•	Analog, MEMS and Microcontrollers Sector (AMM), comprised of three product lines:

•	Analog, MEMS & Sensors;

•	Industrial & Power Conversion; and

•	Microcontrollers, Memories & Secure MCUs.

•	Power Discrete Product Segment (PDP);

•	Wireless Segment comprised of the following product lines:

•	Entry Solutions and Connectivity (ESC);

•	Smartphone and Tablet Solutions (STS);

•	Modems (MOD); and

•	Other Wireless, in which we report other revenues, gross margin and other items related to the wireless business but outside the ST-Ericsson JVS.

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

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The following tables present our consolidated net revenues and consolidated operating income by product segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, including ST-Ericsson plans, start-up and phase-out costs of certain manufacturing facilities, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, other non-recurrent purchase accounting items and certain other miscellaneous charges.

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Net revenues by product segments:
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)(1)	$4,030	$4,086	$3,093
Analog, MEMS and Microcontrollers (“AMM”)(1)	2,864	2,663	1,797
Power Discrete Products (“PDP”)(1)	1,240	1,319	949
Wireless	1,552	2,219	2,585
Others(2)	49	59	86
Total consolidated net revenues	$9,735	$10,346	$8,510

(1)	Following the split of IMS between AMM and PDP and the transfer of a small business unit from ACCI to AMM, we have reclassified prior periods’ revenues accordingly.
(2)	In 2011, “Others” includes revenues from the sales of Subsystems ($21 million), assembly services ($1 million), sales of materials and other products not allocated to product segments ($22 million) and miscellaneous ($5 million).

For each product segment, the following table discloses the revenues of their relevant product lines for the periods under review:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Net revenues by product line:
Automotive Products Group (“APG”)	$1,678	$1,420	$1,005
Computer and Communication Infrastructure (“CCI”)	958	1,125	932
Home Entertainment & Displays (“HED”)	746	923	728
Imaging (“IMG”)	615	569	417
Others	33	49	11
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)(1)	4,030	4,086	3,093
Analog and Micro-Electro-Mechanical Systems (“Analog & MEMS”)	1,686	1,478	997
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	1,175	1,181	798
Others	3	4	2
Analog, MEMS and Microcontrollers (“AMM”)(1)	2,864	2,663	1,797
Power Discrete Products (“PDP”)(1)	1,240	1,319	949
Entry Solutions and Connectivity (“ESC”)	778	956	1,027
Smartphone and Tablet Solutions (“STS”)	657	1,223	1,529
Modems (“MOD”)	115	35	18
Others	2	5	11
Wireless	1,552	2,219	2,585
Others	49	59	86
Total consolidated net revenues	$9,735	$10,346	$8,510

(1)	Following the split of IMS between AMM and PDP and the transfer of a small business unit from ACCI to AMM, we have reclassified prior periods’ revenues accordingly.

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	$360	$410	$(62)
Analog, MEMS and Microcontrollers (“AMM”)	581	502	44
Power Discrete Products (“PDP”)	139	179	40
Wireless(1)	(812)	(483)	(356)
Others(2)	(222)	(132)	(689)
Operating income (loss)	$46	$476	$(1,023)

(1)	The majority of Wireless’ activities are run through ST-Ericsson JVS. In addition, Wireless includes other items affecting operating results related to the wireless business. The noncontrolling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in Wireless) is credited on the line “Net loss (income) attributable to noncontrolling interest” of our Consolidated Statements of Income, which represented $495 million for the year ended December 31, 2011.
(2)	Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, start-up and phase-out costs, and other unallocated expenses such as: strategic or special R&D programs, and other non-recurrent purchase accounting items, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	Year Ended December 31,
	2011	2010	2009
	(As percentage of net revenues)
Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)(1)	8.9%	10.0%	(2.0)%
Analog, MEMS and Microcontrollers (“AMM”)(1)	20.3	18.8	2.4
Power Discrete Products (“PDP”)(1)	11.2	13.6	4.2
Wireless(1)	(52.3)	(21.8)	(13.8)
Others	—	—	—
Total consolidated operating income (loss)(2)	0.5%	4.6%	(12.0)%

(1)	As a percentage of net revenues per product segment.
(2)	As a percentage of total net revenues.

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	$268	$608	$(334)
Unused capacity charges	(149)	(3)	(322)
Impairment, restructuring charges and other related closure costs	(75)	(104)	(291)
Phase-out and start up costs	(8)	(15)	(39)
Strategic and other research and development programs	(13)	(18)	(22)
Other non-allocated provisions(1)	23	8	(15)
Total operating loss Others	(222)	(132)	(689)
Total consolidated operating income (loss)	$46	$476	$(1,023)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Net Revenues by Location of Order Shipment:(1)
EMEA	$2,328	$2,592	$2,413
Americas	1,342	1,331	1,015
Greater China-South Asia	4,359	4,558	3,457
Japan-Korea	1,706	1,865	1,625
Total	$9,735	$10,346	$8,510

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

The table below shows our net revenues by location of order shipment and market segment application in percentage of net revenues:

	Year Ended December 31,
	2011	2010	2009
	(As percentage of net revenues)
Net Revenues by Location of Order Shipment:(1)
EMEA	23.9%	25.0%	28.4%
Americas	13.8	12.9	11.9
Greater China-South Asia	44.8	44.1	40.6
Japan-Korea	17.5	18.0	19.1
Total	100.0	100.0	100.0
Net Revenues by Market Segment/Channel:(2)
Automotive	17.2	14.0	12.2
Computer	13.7	13.0	12.9
Consumer	10.2	12.2	11.5
Telecom	26.9	31.8	39.9
Industrial and Other	9.3	8.1	7.7
Distribution	22.7	20.9	15.8
Total	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.
(2)	The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments. Net revenues by market segment/channel are classified according to the status of the final customer. For example, products ordered by a computer company, even including sales of other applications such as Telecom, are classified as Computer revenues.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	Year Ended December 31,
	2011	2010	2009
	(As percentage of net revenues)
Net sales	98.9%	99.2%	99.5%
Other revenues	1.1	0.8	0.5
Net revenues	100.0	100.0	100.0
Cost of sales	(63.3)	(61.2)	(69.1)
Gross profit	36.7	38.8	30.9
Selling, general and administrative	(12.4)	(11.4)	(13.6)
Research and development	(24.1)	(22.7)	(27.8)
Other income and expenses, net	1.1	0.9	1.9
Impairment, restructuring charges and other related closure costs	(0.8)	(1.0)	(3.4)
Operating income (loss)	0.5	4.6	(12.0)
Other-than-temporary impairment charge and realized gains (losses) on financial assets	3.3	—	(1.6)
Interest income (expense), net	(0.3)	0.0	0.1
Earnings (loss) on equity-method investments and gain on investment divestiture	(0.3)	2.3	(4.0)
Gain (loss) on financial instruments, net	0.3	(0.2)	(0.1)
Income (loss) before income taxes and noncontrolling interest	3.5	6.7	(17.6)
Income tax benefit (expense)	(1.9)	(1.5)	1.1
Net income (loss)	1.6	5.2	(16.5)
Net loss (income) attributable to noncontrolling interest	5.1	2.8	3.2
Net income (loss) attributable to parent company	6.7%	8.0%	(13.3)%

2011 vs. 2010

Net revenues

	Year Ended December 31
	2011	2010	% Variation
	(In millions)
Net sales	$9,630	$10,262	(6.2)%
Other revenues	105	84	24.3
Net revenues	$9,735	$10,346	(5.9)%

Our 2011 net revenues decreased by approximately 6%, driven by the significant decline in Wireless and the overall weakness in the semiconductor industry registered in the second half of 2011. Such decline originated from an approximate 4% decrease in volume and 2% reduction in average selling prices. Our 2011 net revenues benefited from $105 million of other revenues, consisting mainly of technology licensing of $77 million, of which $38 million related to ACCI, $34 million to Wireless, $3 million to AMM and $2 million to PDP.

Our wholly owned businesses registered an increase by about 1% in 2011.

ACCI revenues decreased by approximately 1%, driven by a significant drop in demand for our HED (down about 19%) and CCI (down about 15%) products, while APG and IMG were performing better, registering a revenue growth of approximately 18% and approximately 8%, respectively. AMM net revenues were approximately 8% higher, led by the strong success of our MEMS products, which nearly doubled their revenues. PDP revenues declined by approximately 6%. Wireless sales registered a decline of approximately 30%, led by the strong reduction of its legacy products.

By market segment/channel, our revenues registered a decline in all of them, except Automotive, Industrial & Other and Distribution.

By location of order shipment, all regions except the Americas performed negatively in terms of revenues. In 2011, our largest customer, the Nokia group of companies, accounted for slightly more than 10% of our total net revenues, compared to about 14% in 2010.

Gross profit

	Year Ended December 31
	2011	2010	% Variation
	(In millions)
Cost of sales	$(6,161)	$(6,331)	2.7%
Gross profit	3,574	4,015	(11.0)
Gross margin (as percentage of net revenues)	36.7%	38.8%	—

In 2011, gross margin was 36.7%, down by 210 basis points compared to the prior year, mainly due to the negative impact of selling prices, lower sales volume which generated a significant amount of unused capacity charges, which penalized the 2011 gross margin by 150 basis points. Furthermore, 2011 benefited from the contribution of improved overall manufacturing performances and of the contribution of other revenues.

Selling, general and administrative expenses

	Year Ended December 31		% Variation
	2011	2010	Year-Over-Year
	(In millions)
Selling, general and administrative expenses	$(1,210)	$(1,175)	(3.0)%
As percentage of net revenues	(12.4)%	(11.4)%	—

Our selling, general and administrative expenses increased in 2011 mainly due to the negative impact of the U.S. dollar exchange rate. Our share-based compensation charges were $16 million in 2011, slightly lower compared to the previous period.

As a percentage of revenues, our selling, general and administrative expenses amounted to 12.4%, slightly increasing in comparison to 11.4% in 2010.

Research and development expenses

	Year Ended December 31		% Variation
	2011	2010	Year-Over-Year
	(In millions)
Research and development expenses	$(2,352)	$(2,350)	(0.1)%
As percentage of net revenues	(24.1)%	(22.7)%	—

The 2011 R&D expenses benefited from higher billing of R&D services by ST-Ericsson to our partner in the JVS in the amount of $100 million, whereas they amounted to $80 million in 2010, while they were penalized by the unfavorable impact of the exchange rates. In addition, the 2011 R&D expenses benefited from our ongoing cost saving measures and restructuring initiatives, mainly in the ST-Ericsson perimeter. As a result, our R&D expenses were flat on a year-over-year basis.

The 2011 amount included $8 million of share-based compensation charges, slightly less compared to 2010. Total R&D expenses were net of research tax credits, which amounted to $159 million in 2011; the amount was $146 million in 2010.

As a percentage of revenues, 2011 R&D equaled 24.1%, increasing compared to 22.7% in the prior year.

Other income and expenses, net

	Year Ended December 31
	2011	2010
	(In millions)
Research and development funding	$128	$106
Phase-out and start-up costs	(8)	(15)
Exchange gain, net	8	11
Patent costs	(28)	(12)
Gain on sale of non-current assets	15	4
Other, net	(6)	(4)
Other income and expenses, net	$109	$90
As percentage of net revenues	1.1%	0.9%

Other income and expenses, net, mainly included, as income, items such as R&D funding, gain on sale of non-current assets and exchange gain and, as expenses, patent costs and phase-out and start-up costs. Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. Patent costs increased mainly due to higher provisions for loss contingencies and higher legal fees. The gain on the sale of non-current assets mainly consisted of the gain on the sale of our Phoenix plant. In 2011, the balance of these factors resulted in an income, net of $109 million, increasing compared to 2010 mainly due to the higher level of funding.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31
	2011	2010
	(In millions)
Impairment, restructuring charges and other related closure costs	$(75)	$(104)

In 2011, we recorded $75 million of impairment, restructuring charges and other related closure costs, of which:

•

$37 million was recorded in relation to the manufacturing restructuring plan in regards to the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other related closure charges, mainly associated with the Phoenix fab, where production was terminated in the first quarter of 2011;

•	$7 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, pursuant to the closure of certain locations;

•

$26 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits; the total plan charge is expected to be approximately between $70 million and $75 million, and will be substantially completed in 2012; and

•	$5 million related to other restructuring initiatives.

In 2010, we recorded $104 million of impairment and restructuring charges and other related closure costs, which were basically related to two plans: the manufacturing plan and the ST-Ericsson restructuring plan. The breakdown was as follows:

•

$27 million related to our manufacturing restructuring plan which contemplated the closure of our Ain Sebaa (Morocco), Carrollton and Phoenix sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to the Carrollton and Phoenix fabs;

•

$74 million related to the plans announced in April and December 2009 by ST-Ericsson, largely completed during 2010, primarily consisting of ongoing termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe; and

•	$3 million related to other restructuring initiatives.

Operating income

	Year Ended December 31
	2011	2010
	(In millions)
Operating income	$46	$476
As percentage of net revenues	0.5%	4.6%

Our operating income was down to $46 million from $476 million in 2010, as a result of the lower volume of our revenues and the other aforementioned factors.

Our wholly owned businesses (ACCI, AMM, PDP and others), were in a position to maintain a solid operating income of slightly above 11% of revenues, while they reported a decline in their profitability compared to 2010 because of lower revenues. ACCI operating income decreased to $360 million, or about 9% of revenues from $410 million or approximately 10% of 2010 revenues, mainly due to a significant decline in HED and CCI profitability, while APG and IMG improved their operating performances due to their strong revenue result. AMM improved its profit level, driven by the revenue growth, registering $581 million operating income or 20% of revenues compared to $502 million operating income or about 19% of revenues in 2010, mainly supported by the strong MEMS operating performances. PDP operating income was down to $139 million, equivalent to about 11% of current revenues from $179 million operating income or about 14% of revenues. Due to a strong decline in revenues, Wireless segment registered a significant deterioration in its operating result, registering a loss of $812 million, compared to a loss of $483 million in the previous year; since, substantially all of this loss was generated by ST-Ericsson JVS, 50% was attributed to Ericsson as noncontrolling interest below operating income. The segment “Others” increased its losses to $222 million, from $132 million in 2010, mainly due to higher unused capacity charges, which are not allocated to the product segments.

Other-than-temporary impairment charge and realized gains (losses) on financial assets

	Year Ended December 31
	2011	2010
	(In millions)
Other-than-temporary impairment charge and realized gains (losses) on financial assets	$318	—

The income of $318 million represents a balance of (i) a realized gain on financial assets of $323 million as a result of the cash settlement from Credit Suisse against the transfer of ownership of the whole portfolio of ARS and (ii) an other-than-temporary impairment charge of $5 million as an adjustment of the fair value of certain marketable securities.

Interest expense, net

	Year Ended December 31
	2011	2010
	(In millions)
Interest expense, net	$(25)	$(3)

In 2011, we registered a significant expense increase compared with the year-ago period, mainly due to ST-Ericsson because of the one-off sale of certain R&D tax credits at ST-Ericsson, anticipating their collection by three years and the increased utilization of the parents’ credit facility.

Earnings (loss) on equity-method investments and gain on investment divestiture

	Year Ended December 31
	2011	2010
	(In millions)
Earnings (loss) on equity-method investments and gain on investment divestiture	$(28)	$242

In 2011, we recorded a charge of $28 million, out of which $23 million related to our proportionate share in ST-Ericsson JVD’s net results, including amortization of basis difference. The remaining $5 million loss related to other investments. The 2010 amount represented an income of $242 million, which included (i) $265 million gain realized on the divestiture of our proportionate share in Numonyx; (ii) $8 million of income representing our net proportional share of Numonyx’s result; (iii) $28 million of loss related to our proportionate share in the ST-Ericsson JVD (both results included amortization of basis difference following the business combinations); and (iv) $3 million loss relating to other investments.

Gain (loss) on financial instruments, net

	Year Ended December 31
	2011	2010
	(In millions)
Gain (loss) on financial instruments, net	$25	$(24)

The $25 million gain on financial assets in 2011 was mainly associated with (i) the gain of $20 million related to the sale of the remaining Micron shares and the unwinding of the related hedging of our equity participation in Micron received upon the Numonyx disposal and (ii) a gain of $4 million recorded following unsolicited repurchases of a portion of our 2016 Convertible Bonds with an accreted value of $318 million, inclusive of the swap, for a cash consideration of $314 million. The $24 million loss on financial instruments in 2010 was the balance between (i) a loss of $15 million related to the net premium paid on financial contracts designated to hedge part of the disposal of our share in Numonyx; (ii) a loss of $3 million related to the sale of senior Floating Rate Notes; (iii) a loss of $13 million related to the sale of shares of our equity participation in Micron; and (iv) a gain of $7 million related to the repurchase of our 2016 Convertible Bonds.

Income tax expense

	Year Ended December 31
	2011	2010
	(In millions)
Income tax expense	$(181)	$(149)

During 2011, we registered an income tax expense of $181 million, reflecting the actual tax charge calculated on our income before income taxes in each of our jurisdictions. This expense included the recognition of deferred tax assets, potential valuation allowances on our deferred tax assets associated with our estimates of the net operating loss recoverability in certain jurisdictions of which a $92 million charge was for a valuation allowance related to part of ST-Ericsson’s accumulated net operating losses and our best estimate on tax charges related to potential uncertain tax positions.

Net loss (income) attributable to noncontrolling interest

	Year Ended December 31
	2011	2010
	(In millions)
Net loss (income) attributable to noncontrolling interest	$495	$288
As percentage of net revenues	5.1%	2.8%

In 2011, we recorded $495 million income, representing the loss attributable to noncontrolling interest, which mainly included $413 million of the ST-Ericsson JVS losses owned by Ericsson and $92 million charge attributed to Ericsson for a valuation allowance related to part of ST-Ericsson’s accumulated net operating losses. In 2010, we booked $288 million as a result attributable to noncontrolling interest, of which $296 million was attributable to the share owned by Ericsson in the losses of the consolidated ST-Ericsson JVS.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution. Those amounts were not material.

Net income attributable to parent company

	Year Ended December 31
	2011	2010
	(In millions)
Net income attributable to parent company	$650	$830
As percentage of net revenues	6.7%	8.0%

In 2011, we reported a net income of $650 million, a significant decline compared to 2010 due to the aforementioned factors and in spite of the significant amount of realized gain on financial assets. In 2010, we reported a net income of $830 million.

Diluted earnings per share for 2011 was $0.72 compared to $0.92 per share in 2010.

In 2011, the impact after tax of impairment, restructuring charges and other related closure costs, other-than-temporary impairment charge and other one-time items, net of tax, was estimated to be approximately $0.31 per share.

2010 vs. 2009

Based on published industry data by WSTS, semiconductor industry revenue increased by approximately 32% for the TAM and 26% for the SAM.

Net Revenues

	Year Ended December 31,
	2010	2009	% Variation
	(In millions)
Net sales	$10,262	$8,465	21.2
Other revenues	84	45	87.1
Net revenues	$10,346	$8,510	21.6

In 2010, we registered a strong performance, posting growth in all regions and in all product segments, with the exception of Wireless. Our revenues reached a record $10,346 million, increasing 21.6% compared to prior year, as a result of a broad product portfolio and significantly better industry conditions. In 2010, we recognized $84 million in other revenues, mainly consisting of the proceeds from the licensing of CMOS technologies which accounted for $57 million. The revenue increase was entirely driven by volume, which accounted for an approximate 31% increase, partially balanced by an approximate 9% decline in average selling prices. The selling price decrease resulted from a negative pricing impact of approximately 6% and a less favorable product mix impact of 3% due to a strong volume increase in AMM, PDP and ACCI coupled with a volume decrease in Wireless.

By product segment, our revenues performance was supported by the strong results within AMM, PDP and ACCI, registering an increase of approximately 48%, 39% and 32%, respectively, while Wireless sales registered a decline of approximately 14%. Within ACCI, strong results were driven by all key product lines, in particular Automotive, Digital Consumer, Computer Peripherals and Printers. AMM revenue growth benefited from two main factors: (1) advanced Analog and MEMS products, which are becoming an increasing proportion of its overall portfolio; and (2) success of its general purpose and secure microcontroller families. The decline in volume and selling prices was the main reason for Wireless’ sales decrease, due to the expected ongoing decline in sales of our legacy product portfolio.

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

Gross profit

	Year Ended December 31,
	2010	2009	% Variation
	(In millions)
Cost of sales	$(6,331)	$(5,884)	(7.6)
Gross profit	4,015	2,626	52.9
Gross margin (as percentage of net revenues)	38.8%	30.9%

Our gross margin in 2010 reached a level of 38.8%, increasing on a year-over-year basis by nearly 8 percentage points. The increase in gross profit and gross margin reflected higher revenues, improved manufacturing efficiencies and a more favorable product mix in ACCI and AMM, as well as the absence of unused capacity charges following the return to normal fab loading. The unused capacity charges were immaterial in 2010, compared to $322 million in 2009. The gross profit also benefited slightly from a positive fluctuation in the U.S. dollar exchange rate.

Selling, general and administrative expenses

	Year Ended December 31,
	2010	2009	% Variation
	(In millions)
Selling, general and administrative expenses	$(1,175)	$(1,159)	(1.4)
As percentage of net revenues	(11.4)%	(13.6)%

While our selling, general and administrative expenses registered a slight increase in 2010 in dollar terms, they decreased as a percentage of revenues from 13.6% in 2009 to 11.4% in 2010, as leveraged by the higher revenues.

Our share-based compensation charges were $18 million in 2010, compared to $19 million registered in 2009.

Research and development expenses

	Year Ended December 31,
	2010	2009	% Variation
	(In millions)
Research and development expenses	$(2,350)	$(2,365)	0.6
As percentage of net revenues	(22.7)%	(27.8)%

Our year-over-year R&D expenses remained basically flat due to our ongoing cost saving measures and restructuring initiatives, mainly in the ST-Ericsson perimeter, while maintaining our commitment to invest in R&D activities. The R&D expense to sales ratio was at about 23% of revenues in 2010, also reflecting the significant effort in product transition in Wireless.

The 2010 amount included $10 million of share-based compensation charges compared to $11 million in 2009. R&D expenses in 2010 were net of research tax credits, which amounted to $146 million, same as in the prior year.

Other income and expenses, net

	Year Ended December 31,
	2010	2009
	(In millions)
Research and development funding	$106	$202
Phase-out and start-up costs	(15)	(39)
Exchange gain, net	11	11
Patent costs, net of gain from settlement	(12)	(5)
Gain on sale of non-current assets, net	4	3
Other, net	(4)	(6)
Other income and expenses, net	$90	$166
As percentage of net revenues	0.9%	2.0%

Other income and expenses, net, mainly included, as income, R&D funding and exchange gain and, as expenses, phase-out and start-up costs and patent claim costs net of settlement agreements. Income from R&D funding was associated with our R&D projects, which, upon approval, qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In 2010, the balance of these factors resulted in net income of $90 million, significantly lower than in the previous year, which benefited from the catch-up of funding related also to prior years. The 2010 amount also included a significant decline in phase-out and start-up costs, benefiting from a more stabilized structure of our manufacturing activities.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2010	2009
	(In millions)
Impairment, restructuring charges and other related closure costs	$(104)	$(291)

In 2010, we recorded $104 million of impairment and restructuring charges and other related closure costs, which were basically related to two plans: the manufacturing restructuring plan and the ST-Ericsson restructuring plan. The breakdown was as follows:

•

$27 million related to our manufacturing restructuring plan which contemplated the closure of our Ain Sebaa, Carrollton and Phoenix sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to the Carrollton and Phoenix fabs;

•

$74 million related to the plans announced in April and December 2009 by ST-Ericsson, largely completed during 2010, primarily consisting of ongoing termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe; and

•	$3 million related to other restructuring initiatives.

In 2009, we recorded $291 million in impairment, restructuring charges and other related closure costs, of which: $126 million related to the closure of our Ain Sebaa, Carrollton and Phoenix sites, including $101 million of one-time termination benefits, as well as other relevant charges and $25 million as impairment charges on the fair value of Carrollton and Phoenix assets; $100 million related to the plans announced in April and December 2009 by ST-Ericsson, primarily consisting of ongoing termination benefits pursuant to the closure of certain locations in Europe and the United States; $59 million related to other committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations; and $6 million as impairment on certain goodwill.

Operating income (loss)

	Year Ended December 31,
	2010	2009
	(In millions)
Operating income (loss)	$476	$(1,023)
As percentage of net revenues	4.6%	(12.0)%

Our operating results significantly improved in 2010 compared to the year-ago period due to the rebound in our revenues, the success of new product offering, in particular in ACCI and AMM and the benefits of our cost optimization initiatives. As a result, our operating income reached $476 million, significantly better than our operating loss of $1,023 million in 2009. In 2009, the high level of operating losses was mainly due to the sharp drop in revenues originated by the market downturn, the high amount of unused capacity charges associated with the low level of fab loading and the higher amount of impairment and restructuring charges.

ACCI, AMM and PDP reported a significant improvement in their profitability compared to the year-ago period, supported by their higher levels of revenues, while Wireless incurred higher losses due to declining sales. ACCI increased its operating result from a loss of $62 million to an operating profit of $410 million, equivalent to 10.0% of revenues. AMM improved its profit from $44 million to $502 million, equivalent to 18.8% of revenues. PDP improved its profit from $40 million to $179 million, equivalent to 13.6% of revenues. Wireless operating loss increased from $356 million to $483 million, partially off-set by noncontrolling interest in our earnings of respectively $276 million and $296 million, and was originated by ST-Ericsson, which was completing its cost restructuring while seeking to enhance its product and customers’ portfolio. The segment “Others” significantly reduced its losses to $132 million, from $689 million in the year-ago period, mainly due to significantly lower amounts of restructuring and unused capacity charges.

Other-than-temporary impairment charge and realized gains (losses) on financial assets

	Year Ended December 31,
	2010	2009
	(In millions)
Other-than-temporary impairment charge and realized gains (losses) on financial assets	$0	$(140)

No amounts were recorded as other-than-temporary impairment charge or realized gains (losses) on financial assets as of December 31, 2010. The 2009 amount was related to an other-than-temporary impairment of $72 million and a realized loss of $68 million, both linked to the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. See “— Liquidity and Capital Resources”.

Interest income (expense), net

	Year Ended December 31,
	2010	2009
	(In millions)
Interest income (expense), net	$(3)	$9

We recorded net interest expense of $3 million in 2010, compared to income of $9 million registered in the previous period. This amount consisted of (i) $31 million in interest income, decreasing compared to 2009, in spite of the more favorable cash position, due to lower U.S. dollar denominated interest rates on liquidity investments and the extinguishment of long-term subordinated notes received upon the creation of Numonyx, as well as the redemption of the $250 million restricted cash in favor of the Numonyx-Hynix joint venture; and (ii) $34 million of interest expense and banking fees, which also decreased due to the lower cost of debt following our repurchase of about 50% of our 2016 Convertible Bonds and about 15% of our 2013 Senior Bonds.

Earnings (loss) on equity-method investments and gain on investment divestiture

	Year Ended December 31,
	2010	2009
	(In millions)
Earnings (loss) on equity-method investments and gain on investment divestiture	$242	$(337)

The 2010 amount represented an income of $242 million, which included (i) $265 million gain realized on the divestiture of our proportionate share in Numonyx; (ii) $8 million of income representing our net proportional share of Numonyx’s result; (iii) $28 million of loss related to our proportionate share in the ST-Ericsson JVD (both results included amortization of basis difference following the business combinations); and (iv) $3 million loss relating to other investments. In 2009, we recorded an impairment loss of $200 million booked on our Numonyx equity-method investment, $103 million as our net proportional share of the loss reported by Numonyx, a $32 million loss related to our proportionate share in ST-Ericsson JVD as a loss pick-up including an amortization of basis difference and $2 million related to other investments.

Loss on financial instruments, net

	Year Ended December 31,
	2010	2009
	(In millions)
Loss on financial instruments, net	$(24)	$(5)

The $24 million loss on financial instruments in 2010 was the balance between (i) a loss of $15 million related to the net premium paid on financial contracts designated to hedge part of the disposal of our share in Numonyx; (ii) a loss of $3 million related to the sale of senior Floating Rate Notes; (iii) a loss of $13 million related to the sale of shares of our equity participation in Micron; and (iv) a gain of $7 million related to the repurchase of our 2016 Convertible Bonds. In 2009, we registered a loss of $8 million related to the sale of a cancellable swap purchased to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate, partially balanced by a $3 million gain related to a partial repurchase of our 2016 Convertible Bonds.

Income tax benefit (expense)

	Year Ended December 31,
	2010	2009
	(In millions)
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

Net loss (income) attributable to noncontrolling interest

	Year Ended December 31,
	2010	2009
	(In millions)
Net loss (income) attributable to noncontrolling interest	$288	$270
As percentage of net revenues	2.8%	3.2%

In 2010, we booked $288 million as a result attributable to noncontrolling interest, of which $296 million was attributable to the share owned by Ericsson in the losses of the consolidated ST-Ericsson JVS, while the corresponding 2009 amount was $276 million.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brasil for distribution. Those amounts were not material.

Net income (loss) attributable to parent company

	Year Ended December 31,
	2010	2009
	(In millions)
Net income (loss) attributable to parent company	$830	$(1,131)
As percentage of net revenues	8.0%	(13.3)%

In 2010, we reported a net income of $830 million. In 2009, we had a net loss of $1,131 million as a result of adverse economic conditions, which negatively impacted our operations and certain non-operating charges.

Earnings per diluted share was $0.92 in 2010, whereas in 2009 we reported a loss per share of $(1.29).

Quarterly Results of Operations

Certain quarterly financial information for the years 2011 and 2010 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the

Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

In the fourth quarter of 2011, based upon published industry data by WSTS, the TAM and the SAM decreased year-over-year approximately 5% and 7%, reaching approximately $72 billion and $41 billion, while sequentially, they decreased approximately 8% and 10%, respectively.

In the fourth quarter of 2011, our average effective exchange rate was approximately $1.36 to €1.00, compared to $1.40 to €1.00 in the third quarter of 2011 and $1.34 to €1.00 in the year-ago quarter. Our effective exchange rate reflects actual exchange rate levels combined with the impact of cash flow hedging programs.

Net revenues

	Three Months Ended			% Variation
	December 31, 2011	October 1, 2011	December 31, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,170	$2,392	$2,810	(9.3)	(22.8)
Other revenues	21	50	23	(57.4)	(7.0)
Net revenues	$2,191	$2,442	$2,833	(10.3)	(22.6)

Year-over-year comparison

Our fourth quarter 2011 net revenues were $2,191 million, or 22.6% below the equivalent year-ago quarter, with a decrease registered in all product segments and in all regions, as a result of the declining demand from our customers. As such, our revenue performance was primarily driven by a decrease in volume by approximately 23%, partially balanced by 1% positive impact of average selling prices, which were made by a negative 7% of pure pricing effect largely offset by an approximately 8% positive product mix.

ACCI’s revenues decreased by approximately 21%, driven by the weak results observed in all its served markets, mainly in CCI, HED and IMG. AMM’s fourth quarter net revenues reached $638 million, with a 19% year-over-year decrease, despite a very good performance in MEMS, which increased by nearly 30%. Wireless sales registered a decline of approximately 27%, reflecting its product portfolio transition.

Decline in revenues in the fourth quarter 2011 was strong in all market segments, but Automotive declined only by approximately 6%.

By location of order shipment, all regions were negatively impacted by weak local demand from their customers, registering revenue decline of 29%, 23%, 21% and 12% in EMEA, Greater China-South Asia,

Japan-Korea and the Americas, respectively. Our largest customer, the Nokia group of companies, accounted for approximately 13% of our fourth quarter 2011 net revenues, compared to about 14% in the fourth quarter of 2010.

Sequential comparison

On a sequential basis our revenues decreased by approximately 10%, slightly more than our anticipated 8% decline and within the anticipated range of $2.15 billion and $2.30 billion. This negative sequential variation was due to an approximate 14% decrease in volume, partially compensated by a 4% increase in average selling prices, the latter due to a more favorable product mix which largely offset the negative pure pricing effect.

ACCI revenues decreased by approximately 10%, with all the product lines contributing to such a result. AMM’s revenues decreased by about 12% mainly as a result of lower sales volume, and despite a decrease by less than 4% in MEMS revenues. PDP’s revenues decreased by nearly 20%. Wireless revenues slightly decreased by nearly 1%.

All market segments decreased, with Automotive lower by 1%, Industrial and other by 14%, Computer by 15%, Telecom by 4% and Consumer by 5%. Distribution decreased sequentially by 19%.

Sequentially, revenues decreased in all regions, led by EMEA, Japan-Korea and Greater China-South Asia, with 21%, 8% and 7% decreases, respectively. In the fourth quarter of 2011, our largest customer, the Nokia group of companies, accounted for approximately 13% of our net revenues, increasing compared to the third quarter of 2011.

Gross profit

	Three Months Ended			% Variation
	December 31, 2011	October 1, 2011	December 31, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,459)	$(1,569)	$(1,704)	7.0	14.4
Gross profit	732	873	1,129	(16.1)	(35.1)
Gross margin (as percentage of net revenues)	33.4%	35.8%	39.9%

Fourth quarter gross margin was 33.4%, decreasing on a year-over-year basis by approximately 650 basis points, due to a lower volume of revenues and higher unused capacity charges, which penalized our gross margin by approximately 450 basis points.

On a sequential basis, gross margin in the fourth quarter decreased by 240 basis points, as a result of the lower volumes and higher unused capacity charges.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	December 31, 2011	October 1, 2011	December 31, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(280)	$(302)	$(310)	7.3	9.9
As percentage of net revenues	(12.8)%	(12.4)%	(11.0)%	—	—

The amount of our selling, general and administrative expenses decreased on the year-over-year basis due to a lower number of days and reduced activity. On a sequential basis, SG&A expenses were lower mainly due to the favorable exchange rate impact. Our share-based compensation charges were $3 million in the fourth quarter of 2011, compared to $4 million in the fourth quarter of 2010 and $3 million in the third quarter of 2011.

The ratio to sales of our selling, general and administrative expenses was impacted by the lower volume of our revenues. As a percentage of revenues, they increased to 12.8% compared to 11.0% in the prior year’s fourth quarter, while there was a slight increase sequentially from 12.4%.

Research and development expenses

	Three Months Ended			% Variation
	December 31, 2011	October 1, 2011	December 31, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Research and development expenses	$(614)	$(596)	$(604)	(3.0)	(1.8)
As percentage of net revenues	(28.0)%	(24.4)%	(21.3)%	—	—

R&D expenses remained basically flat year-over-year. On a sequential basis, R&D expenses increased, due to seasonal factors.

The fourth quarter of 2011 included $2 million of share-based compensation charges, basically flat compared to the fourth quarter of 2010 and the third quarter of 2011. Total R&D expenses were net of research tax credits, which amounted to $36 million, basically equivalent to prior periods.

As a percentage of revenues, fourth quarter 2011 R&D equaled 28.0%, an increase of approximately 7 percentage points compared to the year-ago period due to decreasing revenues.

Other income and expenses, net

	Three Months Ended
	December 31, 2011	October 1, 2011	December 31, 2010
	(Unaudited, in millions)
Research and development funding	$46	$19	$32
Phase-out costs and start-up costs	—	—	(6)
Exchange gain, net	2	—	4
Patent costs	(7)	(7)	(4)
Gain on sale of non-current assets	—	1	2
Other, net	(2)	(1)	2
Other income and expenses, net	$39	$12	$30
As percentage of net revenues	1.8%	0.5%	1.1%

Other income and expenses, net, mainly included, as income, items such as R&D funding and exchange gain and, as expenses, patent costs. Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the fourth quarter of 2011, the balance of these factors resulted in net income of $39 million, mainly due to funding of approximately $46 million.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2011	October 1, 2011	December 31, 2010
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(9)	$(10)	$(32)

In the fourth quarter of 2011, we recorded $9 million of impairment, restructuring charges and other related closure costs in relation to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits; the total plan charge is expected to be between approximately $70 million and $75 million, and will be substantially completed in 2012.

In the third quarter of 2011, we recorded $10 million of impairment, restructuring charges and other related closure costs, of which:

(i)	$2 million was recorded in relation to the manufacturing restructuring plan in regards to the closure of our Carrollton and Phoenix sites, and was composed of one-time termination benefits, as well as other related closure charges, mainly associated with the Phoenix fab, where production was terminated in the first quarter of 2011;

(ii)	$1 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, pursuant to the closure of certain locations;

(iii)	$4 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits; and

(iv)	$3 million related to other restructuring initiatives.

In the fourth quarter of 2010, we recorded $32 million of impairment, restructuring charges and other related closure costs, of which:

(i)	$8 million was recorded in relation to the manufacturing restructuring plan contemplating the closure of our Ain Sebaa, Carrollton and Phoenix sites, and was composed of one-time termination benefits, as well as other relevant closure charges, mainly associated with Carrollton and Phoenix fabs; and

(ii)	$24 million related to the workforce reductions plans announced in April and December 2009 by ST-Ericsson, primarily consisting of ongoing termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe.

Operating income (loss)

	Three Months Ended
	December 31, 2011	October 1, 2011	December 31, 2010
	(Unaudited, in millions)
Operating income (loss)	$(132)	$(23)	$213
As percentage of net revenues	(6.0)%	(0.9)%	7.5%

Our fourth quarter 2011 operating results deteriorated compared to both the third quarter of 2011 and the year-ago period as a result of a lower level of revenues and higher unused capacity charges. The fourth quarter 2011 registered an operating loss of $132 million compared to an income of $213 million in the year-ago quarter and a loss of $23 million in the prior quarter. The decline in our revenues led to a significant decrease in loading, thereby increasing under-utilization charges from an immaterial amount in the fourth quarter of 2010 to $99 million in the fourth quarter of 2011.

All segments reported a significant deterioration in their profitability levels compared to the year-ago period, due to their lower levels of revenues. ACCI decreased its operating income from $134 million to $53 million, equivalent to 6.1% of revenues. AMM’s profit decreased from $192 million to $113 million, equivalent to 17.7% of revenues. PDP decreased its operating income from $63 million to $16 million, equivalent to 6.4% of revenues. Wireless’ operating loss increased from $136 million to $211 million, and was originated by ST-Ericsson, which is completing its cost restructuring while seeking to enhance its product and customers’ portfolio and which is 50% attributed to our partner as noncontrolling interest. The segment “Others” significantly increased its losses to $103 million, from $40 million in the year-ago period, mainly due to significantly higher amounts of unused capacity charges.

Interest expense, net

	Three Months Ended
	December 31, 2011	October 1, 2011	December 31, 2010
	(Unaudited, in millions)
Interest expense, net	$(5)	$(3)	$(5)

We recorded net interest expense of $5 million, remaining flat on a year-over-year basis. On a sequential basis the net interest expense increased by $2 million mainly due to the increased utilization of the parents’ credit facility in ST-Ericsson.

Earnings (loss) on equity-method investments

	Three Months Ended
	December 31, 2011	October 1, 2011	December 31, 2010
	(Unaudited, in millions)
Earnings (loss) on equity-method investments	$(6)	$(7)	$(10)

In the fourth quarter of 2011, we recorded a charge of $6 million, of which $5 million related to our proportionate share in ST-Ericsson JVD as a loss pick-up including amortization of basis difference and $1 million related to other investments.

Gain (loss) on financial instruments, net

	Three Months Ended
	December 31, 2011	October 1, 2011	December 31, 2010
	(Unaudited, in millions)
Gain (loss) on financial instruments, net	$3	$1	$(12)

The $3 million fourth quarter 2011 gain on financial instruments was related to an additional unsolicited repurchase of part of our 2016 Convertible Bonds with an accreted value of $201 million, inclusive of the swap, for a cash consideration of $198 million. A gain of $1 million was recorded in the third quarter of 2011 following unsolicited repurchases of a portion of our 2016 Convertible Bonds with an accreted value of $73 million, inclusive of the swap, for a cash consideration of $72 million. In the prior year quarter a $12 million loss was the balance between (i) a loss of $13 million related to the sale of shares of our equity participation in Micron and (ii) a gain of $1 million related to the additional repurchase of part of our 2016 Convertible Bonds. Please see “Liquidity and Capital Resources — Capital Resources”.

Income tax benefit (expense)

	Three Months Ended
	December 31, 2011	October 1, 2011	December 31, 2010
	(Unaudited, in millions)
Income tax benefit (expense)	$(70)	$3	$(50)

During the fourth quarter of 2011, we registered an income tax expense of $70 million, in spite of a loss before income taxes, reflecting actual tax charges and benefits in each jurisdiction and a $92 million charge for a valuation allowance related to part of ST-Ericsson’s accumulated net operating losses. As this allowance did not relate to our investment in ST-Ericsson, minority interests increased by the same amount of $92 million.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates depend also on our loss carry forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	December 31, 2011	October 1, 2011	December 31, 2010
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$199	$100	$83

In the fourth quarter of 2011, we booked $199 million as a result attributable to noncontrolling interest, representing the loss attributable to noncontrolling interest, which mainly included the 50% owned by Ericsson in the consolidated ST-Ericsson JVS and a $92 million charge for a valuation allowance related to part of ST-Ericsson’s accumulated net operating losses. In the third quarter of 2011, the corresponding amount was $100 million. These amounts reflected Ericsson’s share in the joint venture’s loss.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution. Those amounts were not material.

Net income (loss) attributable to parent company

	Three Months Ended
	December 31, 2010	October 1, 2011	December 31, 2010
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$(11)	$71	$219
As percentage of net revenues	(0.5)%	2.9%	7.7%

For the fourth quarter of 2011, we reported a net loss of $11 million, a significant decline compared to previous periods due to the aforementioned factors.

Earnings (loss) per diluted share for the fourth quarter of 2011 was $(0.01) compared to $0.08 in the third quarter of 2011 and $0.24 in the year-ago quarter.

In the fourth quarter of 2011, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items was estimated to be basically nil, while in the third quarter of 2011, it was approximately $(0.01) per share. In the year-ago quarter, the impact after tax of impairment, restructuring charges and other related closure costs and other one-time items was estimated to be approximately $(0.03) per share.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing costs, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Sweden, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. On the other hand, our results are favorably impacted when the dollar strengthens. The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling, general and administrative expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our consolidated statements of income for 2011 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.37 for €1.00 for 2011 compared to $1.36 for €1.00 for 2010.

Our effective exchange rate was $1.36 for €1.00 for the fourth quarter of 2011 and $1.40 for €1.00 for the third quarter of 2011, while it was $1.34 for €1.00 for the fourth quarter of 2010. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

In 2010, we extended the time horizon of our cash flow hedging through zero cost collars contracts for manufacturing costs and operating expenses for up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances. As of December 31, 2011, the outstanding hedged amounts were €752 million to cover manufacturing costs and €520 million to cover operating expenses, at an average exchange rate of about $1.3890 to €1.00 and $1.3865 to €1.00, respectively (considering the options and the risk reversals at strike and including the premiums paid to purchase foreign exchange options), maturing over the period from January 3, 2012 to November 6, 2012. As of December 31, 2011, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory represented a deferred loss of approximately $67 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity, compared to a deferred gain of approximately $31 million before tax at December 31, 2010.

With respect to the portion of our R&D expenses incurred in ST-Ericsson Sweden, as of December 31, 2011, the outstanding hedged amounts were Swedish krona 782 million at an average exchange rate of about Swedish krona 6.6640 to $1.00, maturing over the period from January 5, 2012 to December 6, 2012. As of December 31, 2011, these outstanding hedging contracts represented a deferred loss of approximately $4 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity, compared to a deferred gain of approximately $7 million before tax at December 31, 2010.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next quarter and a declining percentage of our exposure in each quarter thereafter. In 2011, as a result of Euro U.S. dollar and U.S. dollar Swedish krona cash flow hedging, we recorded a net gain of $117 million, consisting of a gain of $44 million to R&D expenses, a gain of $65 million to cost of goods sold and a gain of $8 million to selling, general and administrative expenses, while in 2010, we recorded a net loss of $81 million.

In 2012, we will also start hedging a portion of our manufacturing costs in Singapore dollars incurred by our legal entity in Singapore.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk”. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of the consolidated foreign exchange exposure resulted in a net gain of $8 million recorded in “Other income and expenses, net” in 2011.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in stockholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. At December 31, 2011, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations”.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our consolidated statements of income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expense is mainly associated with long- and short-term debt, of which only the remaining of 2016 Convertible Bonds is at a fixed rate of 1.5%, whereas all the remaining debt is at a floating rate (2013 Senior Bonds, which is fixed quarterly at a rate of Euribor plus 40bps, and European Investment Bank Floating Rate Loans at Libor plus variable spreads).

At December 31, 2011, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.84%. In the same period, the average interest rate on our outstanding debt was 1.72%, including the external portion of short-term debt of ST-Ericsson.

Impact of Changes in Equity Prices

The impact of changes in equity prices was applicable to us mainly in relation to our participation in Micron, following the Numonyx divestiture. As consideration for the divestiture of our share in Numonyx in May 2010, we received 66.88 million Micron shares and we owed $78 million to one of our partners. In the fourth quarter of 2010 we sold 46.8 million shares at an average price of $8.48 per share, including the unwinding of the applicable hedging contracts. We received proceeds of $319 million (net of the $78 million payment to one of our partners) and realized a $13 million loss in the fourth quarter 2010. The remaining 20.1 million shares were sold in January 2011, together with the unwinding of their hedging contracts, for total proceeds of $195 million, realizing a gain of $20 million, recorded as a gain on financial instruments in the first quarter 2011.

As of December 31, 2011, we did not hold any significant participations, which could be subject to a material impact in changes in equity prices.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A3/A-” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service (“Moody’s”) and A- from Standard & Poor’s (“S&P’s”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk”.

Our total liquidity and capital resources were $2,333 million as of December 31, 2011, decreasing compared to $2,922 million at December 31, 2010, after having done certain transactions, including, among others, a repurchase for a total amount of $422 million of our 2016 Convertible Bonds and 2013 Senior Bonds and paid $327 million of dividends to stockholders. As of December 31, 2011, our total liquidity and capital resources were comprised of $1,912 million in cash and cash equivalents, of which $9 million was held at the ST-Ericsson level and $413 million in marketable securities, all considered as current assets. Additionally, in order to reconcile with our consolidated balance sheet as of December 31, 2011, we had $8 million as restricted cash in an escrow account out of which $5 million is related to the disposal of the Numonyx investment and $3 million to the sale of our Phoenix plant.

As of December 31, 2011, marketable securities were $413 million held by us as current assets of which $181 million invested in treasury bills from the Italian and U.S. governments and $232 million invested in senior debt issued by primary financial institutions with an average rating, excluding one impaired debt security for a notional value of €15 million, of A2/A from Moody’s and S&P’s, respectively. Both the treasury bills and the marketable securities are classified as available-for-sale and reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statements of changes in equity, except if deemed to be other-than-temporary. In relation to the concern about the difficult market conditions in the Euro zone, we estimated that an impairment of these marketable securities was not needed since there was no significant variation in their fair value due to their short-term maturity. We reported as of December 31, 2011, a before tax decrease of $2 million compared to December 31, 2010, in the fair value of our marketable securities portfolio. Since the duration of the marketable securities portfolio is only an average of 0.99 year and the securities have a minimum Moody’s rating of Baa1, we expect the value of the securities to return to par as the final maturity approaches (with the only exception being the €15 million of Senior Floating Rate Notes issued by Lehman Brothers, the value of which was impaired through an “other-than-temporary” charge in 2008 and in 2011). The fair value of these securities is based on market prices publicly available through major financial information providers. The market price of the marketable securities is influenced by changes in the credit standing of the issuer but is not significantly impacted by movement in interest rates. In 2011, we invested $325 million in French, German, Italian and U.S. treasury bills. In addition, we reported proceeds of $705 million during the year 2011 pursuant to sold or matured treasury bills. The change in fair value of the $181 million government debt securities classified as available-for-sale was not material at December 31, 2011. The average duration of the treasury bills portfolio is less than four months and the securities are rated Aaa and A2 by Moody’s.

In 2007, we had $415 million of Auction Rate Securities (“ARS”), representing interests in collateralized debt obligations and credit linked notes invested by Credit Suisse without our authorization. In 2008, we launched a legal action against Credit Suisse. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by us and issued by Deutsche Bank, requested that we tender the securities. Pursuant to legal advice, and while reserving our legal rights, we participated in the tender offer. As a result, we sold ARS with a face value of $154 million, collected $75 million and registered $68 million as realized losses on financial assets. On June 9, 2011, we received cash proceeds of $356.8 million from Credit Suisse as the full and final payment for the settlement of all outstanding litigation concerning ARS. Upon receipt of the funds, the ownership of the whole portfolio was transferred to Credit Suisse. We booked a pre-tax gain of approximately $329 million in the second quarter of 2011 as a result of the settlement out of which $6 million was reported on the line “selling, general and administrative” and $323 million as a realized gain on financial assets. This $356.8 million plus the $75 million already cashed in makes a total amount of $431.8 million that exceeds all losses and costs associated with the litigation.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2011, the evolution of our cash flow produced an increase in our cash and cash equivalents of $20 million, generated by net cash from operating activities.

The evolution of our cash flow for each period is as follows:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Net cash from operating activities	$880	$1,794	$816
Net cash from (used in) investing activities	(287)	(526)	290
Net cash used in financing activities	(529)	(876)	(513)
Effect of changes in exchange rates	(44)	(88)	(14)
Net cash increase	$20	$304	$579

Net cash from operating activities. The net cash from operating activities in 2011 was $880 million, decreasing compared to the prior year period following the deterioration of our financial results (see “— Results of Operations” above for more information). Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in assets and liabilities. The deterioration in net cash from operating activities in 2011 was both due to the net income adjusted for non-cash items and the change in assets and liabilities, as follows:

•

Net income adjusted for non-cash items significantly reduced to $965 million of cash generated in 2011 compared to $1,565 million in the prior year period, mainly due to the deteriorated operating results;

•

Changes in assets and liabilities used cash for a total amount of $85 million in 2011, compared to $229 million of cash generated in the prior year period. The main variation in both years is related to trade payables, which registered a favorable change in 2010 associated with ramp up of our activities, while it shows a negative change in 2011. The inventory registered a negative variation of $59 million in 2011, while it was negative by $252 million in 2010. Furthermore 2011 also included a favorable net cash impact of $144 million, deriving from the sales, with no recourse, of trade and other receivables, mainly done by ST-Ericsson, while the same impact in 2010 was $166 million.

Net cash used in investing activities. Investing activities used $287 million of cash in 2011, mainly related to payments for purchase of tangible assets and for investment in intangible and financial assets, partially offset by the proceeds of $466 million, net of purchase, from the sale of marketable securities, the proceeds of $350 million from the settlement of non-current marketable securities and net proceeds of $195 million from sale of stock received on investment divestiture. Payments for purchase of tangible assets totaled $1,258 million, significantly higher than the $1,034 million registered in 2010, as we completed the planned upgrading of our manufacturing capacity.

Net cash used in financing activities. Net cash used in financing activities was $529 million in 2011, largely below the $876 million used in 2010, mainly due to the lower cash used for the buyback of part of our outstanding bonds and for the repayment of our long-term debt. Moreover, the financing activities in 2011 benefited from $333 million proceeds from short-term borrowings from our partner in ST-Ericsson joint venture. On the other hand, the financing activities in 2011 included $327 million as dividends paid to stockholders, compared to $212 million paid in 2010.

Free Cash Flow (non U.S. GAAP measure). We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from (used in) operating activities plus (minus) (ii) net cash from (used in) investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus (minus) payment for purchase of tangible and intangible assets, net proceeds from sales of stock received on investment divestitures, proceeds received in business combinations and payment for business acquisitions. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, the net cash used in financing activities and the effect of change in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flow:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Net cash from operating activities	$880	$1,794	$816
Net cash from (used in) investing activities	(287)	(526)	290
Payment for purchase and proceeds from sale of marketable securities, short-term deposits and restricted cash, net(1)	(881)	(307)	258
Payment for purchase of tangible and intangible assets, net proceeds from sales of stock received on investment divestitures, proceeds received in business combinations and payment for business acquisitions(2)	(1,168)	(833)	548
Free Cash Flow (non U.S. GAAP measure)	$(288)	$961	$1,364

(1)	Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to temporary financial investments of our liquidity: Payment for purchase of marketable securities, Proceeds from sale of marketable securities, Proceeds from sale/settlement of non-current marketable securities, Disposal of financial instrument, Investment in short-term deposits, Proceeds from matured short-term deposits, Restricted cash and Release of restricted cash.
(2)	Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the operating investing activities: Net payment for purchase of tangible assets, Investment in intangible and financial assets, Net proceeds from sale of stock received on investment divestiture, Proceeds received in business combinations and Payment for business acquisitions, net of cash and cash equivalents acquired.

Free Cash Flow was negative by $288 million in 2011, since the $880 million net cash from operating activities was lower than the total amount of $1,168 million required for the payments for purchase of tangible and intangible assets, for business acquisitions, balanced by the net proceeds from sales of stock received on investments divestitures. The net cash generated by operating activities declined compared to last year, largely due to the financial needs of ST-Ericsson JVS, which is fully consolidated in our Cash Flow Statement, while being ultimately funded in 50% by our JV partner. The main components of the $1,168 million payments were the cash used by $1,258 million of payments for tangible assets, which mainly reflects the capital expenditures realized in the period to support the capacity increases in certain of our fabs, $95 million cash paid for investments in intangible assets, which were partially balanced by the $195 million cash generated by the sale of Micron stock.

The 2010 Free Cash Flow was $961 million, with payment for purchase of tangible assets amounting to $1,034 million.

Capital Resources

Net financial position (non U.S. GAAP measure). Our net financial position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our consolidated Balance Sheets. Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness, which includes the 50% of ST-Ericsson indebtedness. Our net financial position for each period has been determined as follows from our Consolidated Balance Sheets:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Cash and cash equivalents	$1,912	$1,892	$1,588
Marketable securities, current	413	891	1,032
Restricted cash	8	—	250
Short-term deposits	—	67	—
Marketable securities, non-current	—	72	42

Total financial resources	2,333	2,922	2,912

Bank overdrafts and short-term debt	(740)	(720)	(176)
Long-term debt	(826)	(1,050)	(2,316)

Total financial debt	(1,566)	(1,770)	(2,492)

Net financial position	$767	$1,152	$420

ST-Ericsson net debt to Ericsson	$400	$75	$0

ST financial position	$1,167	$1,227	$420

Our net financial position (ST financial position) as of December 31, 2011 resulted in a net cash position of $1,167 million, representing a slight decrease compared to the net cash of $1,227 million at December 31, 2010, mainly due to unfavorable free cash flow and higher dividend payments. In the same period, our cash and cash equivalents increased to $1,912 million, while total financial debt decreased by $204 million, notwithstanding the increased financial debt in ST-Ericsson. Our net financial position (ST financial position) is excluding $400 million of ST-Ericsson net debt to Ericsson which is the loan provided by our partner to fund ST-Ericsson SA.

At December 31, 2011, our financial debt was $1,566 million, composed of $740 million bank overdrafts and short-term debt comprising (i) a bank overdraft of $7 million, (ii) $400 million short-term borrowings, (iii) $333 million of current portion of long-term debt and $826 million long-term debt. The breakdown of our total financial debt included: (i) $221 million of our 2016 Convertible Bonds, (ii) $453 million of our 2013 Senior Bonds, (iii) $466 million in European Investment Bank loans (the “EIB Loans”), (iv) $10 million in loans from other funding programs, (v) $9 million of capital leases, (vi) $400 million of short-term borrowings related to ST-Ericsson and (vii) $7 million of bank overdrafts. The EIB Loans represent two committed credit facilities as part of R&D funding programs. The first, for R&D in France, was drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $147 million had been paid back as at December 31, 2011. The second for R&D projects in Italy, was drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $108 million had been paid back as of December 31, 2011.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of about $487 million. At December 31, 2011, the amounts available under the short-term lines of credit were unutilized. In 2010 we signed with the European Investment Bank a €350 million multi-currency loan to support our industrial and R&D programs, which is currently undrawn.

In 2010, we granted, together with Ericsson, a $200 million committed facility to ST-Ericsson SA, extended to $500 million in April 2011. Our Supervisory Board approved an extension up to an overall amount of $800 million, out of which $400 million funded by us. As of December 31, 2011, $800 million ($400 million for each parent) was utilized. In January 2012, we and Ericsson extended the committed facility to fund ST-Ericsson SA to the level of $1.1 billion. Withdrawals on the facility are subject to approval by the parent companies at ST-Ericsson’s Board of Directors.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

As of December 31, 2011, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2012	2013	2014	2015	2016	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,159	$333	$561	$106	$84	$74	$1

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares). On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%. In the third quarter of 2011, we repurchased 66,100 bonds corresponding to $73 million principal amount, inclusive of the swap, for a total cash consideration of $72 million. In the fourth quarter of 2011, we repurchased 182,545 bonds corresponding to $201 million principal amount, inclusive of the swap, for a total cash consideration of $198 million. We can call the bonds at any time after March 10, 2011, subject to our share price exceeding 130% of the then accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. On February 23, 2012, certain holders redeemed 190,131 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. As of February 23, 2012, there are 10,271 bonds remaining outstanding. The holders can redeem the remaining convertible bonds upon a change of control or on February 24, 2014, at a price of $1,126.99 per one thousand dollar face value of the bonds. See “— Financial Outlook” below.

As of December 31, 2011, we had the following credit ratings on our 2013 Senior Bonds and 2016 Convertible Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

We are also rated “BBB+” from Fitch on an unsolicited basis. On February 2, 2012, Fitch changed the outlook on the ratings to negative from stable.

On February 6, 2009, S&P’s lowered our senior debt rating from “A-“ to “BBB+”.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly owned subsidiaries, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873% (“2013 Senior Bonds”). The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The 2013 Senior Bonds issued by ST BV are guaranteed by ST NV. We repurchased a portion of our 2013 Senior Bonds: (i) for the amount of $98 million in 2010 and (ii) for the amount of $107 million in 2011.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2011, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2012	2013	2014	2015	2016	Thereafter
Operating leases(2)	381	111	63	41	36	32	98
Purchase obligations(2)	477	432	32	9	3	—	1
of which:
Equipment and other asset purchase	208	208	—	—	—	—	—
Foundry purchase	119	119	—	—	—	—	—
Software, technology licenses and design	150	105	32	9	3	—	1
Other obligations(2)	452	223	81	47	30	26	45
Long-term debt obligations (including current portion)(3)(4)(5) of which:	1,159	333	561	106	84	74	1
Capital leases(3)	9	4	2	3	—	—	—
Pension obligations(3)	417	16	25	34	30	33	279
Other long-term liabilities(3)	273	3	74	18	9	9	160
Total	$3,159	$1,118	$836	$255	$192	$174	$584

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2011.
(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2011.
(4)	See Note 14 to our Consolidated Financial Statements at December 31, 2011 for additional information related to long-term debt and redeemable convertible securities.
(5)	Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a result of our planned closures of certain manufacturing facilities, some of the aforementioned contracts have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2012 to 2016 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to cooperation agreements.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. See “— Net financial position (non U.S. GAAP measure)” above.

Pension obligations amounting to $417 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 15 to our Consolidated Financial Statements. As part of the FMG deconsolidation, we retained the obligation to fund the severance payment (trattamento di fine rapporto) due to certain transferred employees by the defined amount of about $24 million which qualifies as a defined benefit plan and was classified as an other long-term liability at December 31, 2011.

Other long-term liabilities include, in addition to the above-mentioned pension obligations, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include at December 31, 2011, following the FMG deconsolidation in 2008, a long-term liability for capacity rights amounting to $14 million. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2011, we had unrecognized tax benefits of $148 million. We do not expect to recognize any of these tax benefits in 2012. We are not, however, able to provide a reasonably reliable estimate of when these benefits will be recognized.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2011.

Financial Outlook

The increase in demand that we have broadly faced across all end markets in 2010 required the acceleration of our 2011 capex spending in order to adapt our supply capability to this increasing level of demand. In the second part of 2011, the semiconductor market experienced a demand reduction and inventory correction, which have driven a slowdown of our capital spending. Based on current visibility on demand, we anticipate our capex to remain at a low level in the first half 2012 and to be adjusted based on demand thereafter. The most significant of our 2012 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) in our 300-mm fab in Crolles, technology evolution to introduce the capability for 20-nm processes, and mix evolution to support the production ramp up of the most advanced technologies, reaching a capacity of 3,800 wafers per week by mid-year; (ii) capacity optimizations on proprietary technologies in our 200-mm fabs in Italy to support demand evolution; (iii) selective programs of mix evolution in our 200-mm fabs, mainly in the fabs of Crolles and Rousset; and (iv) quality, safety, security and maintenance in both 150-mm and 200-mm front-end fabs; (b) for the back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on strategic package families, mainly in the area of MEMS to sustain market demand; (ii) further consolidation of our presence in China (Longgang and Shenzhen), in Muar (Malaysia) and in Calamba (Philippines); (iii) modernization of package lines (copper bonding vs. gold bonding and increase in lead frame density); and (iv) specific investments in the areas of quality, environment and energy saving; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) for all product lines.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D and to continue to support ST-Ericsson towards its expected recovery. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

On February 23, 2012, holders were able to call for the redemption of our outstanding 2016 Convertible Bonds, which occurred for 190,131 bonds, for an amount of $208 million, realizing a gain of $2 million. The residual amount outstanding after the exercise was $11 million, which can be exercised upon a change of control or on February 23, 2014 for an amount of $12 million. The 2016 Convertible Bonds outstanding as of February 23, 2012 may also be redeemed for cash at principal amount at issuance plus accumulated gross yield, at our option, before maturity, in whole but not in part, at any time that, as a consequence of the exercise of conversion rights, redemptions and/or purchases, 10% or less of the original aggregate principal amount of the Convertible Bonds remains outstanding. Our right to redeem under this provision is in addition to and is in no way intended to limit our other rights under the indenture including our right to redeem the Convertible Bonds in other circumstances. In the event we elect to redeem the Convertible Bonds we will do so at the then applicable redemption price, which will be equal to the principal amount at issuance plus the accumulated gross yield to the date of the redemption.

Furthermore, there may be a need to provide additional financing by the parent companies of the ST-Ericsson joint venture.

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

Equity-method investments

See Note 11 to our Consolidated Financial Statements.

Backlog and Customers

See “Item 4. Information on the Company — Backlog”.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

The management of our company is entrusted to the Managing Board under the supervision of the Supervisory Board.

Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our annual shareholders’ meeting upon a non binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our annual shareholders’ meeting concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met (15% of our issued and outstanding share capital present or represented).

Our Supervisory Board had the following nine members as of December 31, 2011:

Name	Position	Year Appointed(1)		Term Expires	Age
Didier Lombard(2)	Chairman	2004		2014	70
Bruno Steve(3)	Vice-Chairman	1989		2014	70
Jean d’Arthuys	Member	2011		2014	45
Raymond Bingham	Member	2007		2013	66
Douglas Dunn	Member	2001		2012	67
Jean Georges Malcor	Member	2011		2014	55
Alessandro Ovi	Member	2007	(4)	2013	67
Alessandro Rivera	Member	2011		2014	41
Tom de Waard	Member	1998		2014	65

(1)	As a member of the Supervisory Board.
(2)	Mr. Antonino Turicchi’s term as Chairman of the Supervisory Board expired on May 3, 2011.
(3)	Mr. Gérald Arbola’s term as Vice-Chairman of the Supervisory Board expired on May 3, 2011.
(4)	Mr. Ovi was also a Supervisory Board member from 1994 to 2005.

At our annual shareholders’ meeting in 2011, the mandates of Messrs. Lombard, Steve and de Waard were renewed. The mandate of Mr. Dunn will expire at our annual shareholders meeting in 2012 and the mandates of Messrs. Bingham and Ovi at our annual shareholders’ meeting in 2013.

Resolutions of our Supervisory Board require the approval of at least three quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website at http://www.st.com/stonline/company/governance/index.htm.

Biographies

Didier Lombard has been a member of the Supervisory Board since 2004 and has been its Chairman since May 3, 2011. He serves on the Compensation, Strategic and Nomination and Corporate Governance Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador-at-large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard is also a member of the Board of Directors of Thales and Technicolor (previously Thomson), one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Bruno Steve has been a member of our Supervisory Board since 1989 and has been its Vice-Chairman since May 3, 2011. Mr. Steve serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nomination and Corporate Governance Committee. He was with Istituto per la Ricostruzione Industriale IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of the Statutory Auditors of Selex Galileo S.p.A. He previously served as member of the Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice-Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Raymond Bingham was appointed to our Supervisory Board at our 2007 annual shareholders’ meeting. He serves on the Audit Committee and the Strategic Committee. Since January 2010, Mr. Bingham has been an Advisory Director of General Atlantic LLC, a global private equity firm, and a Managing Director from September 2006 to December 2009. From August 2005 to August 2006, Mr. Bingham was a private investor. Mr. Bingham was Executive Chairman of the Board of Directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004, and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a Director of Spansion Inc., Fusion-10, Dice Holdings, Oracle Corporation and Flextronics International, Ltd.

Jean d’Arthuys has been a member of the Supervisory Board since May 2011. He joined Fonds Stratégique d’Investissement (“FSI”) in 2010 as Director and member of the Executive Committee. Mr. d’Arthuys was a partner in the fund PAI Partners from 2007 until 2010, in particular in charge of the sectors media, internet and telecom. He was previously Chairman and Chief Executive Officer of television channels Paris Premiere and W9. Mr. d’Arthuys spent the main part of his career at the Executive Board of the Group M6, where he had various functions (from 1996 until 2007). He managed in particular the activities of digital television and the development of the Group. He was a board member of TPS, Sportfive and Newsweb. Mr. d’Arthuys was also Chairman and Chief Executive Officer of the soccer club Girondins de Bordeaux. Mr. d’Arthuys graduated from HEC Business School.

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard has been Chairman of the Audit Committee since 1999 and is also Chairman of the Nomination and Corporate Governance Committee. In addition, he serves on our Supervisory Board’s Compensation Committee. Mr. de Waard was a partner at Clifford Chance, a leading international law firm, until October 2011. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is the chairman of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and a member of its Audit Compensation and Nominating Committees. Mr. de Waard is a member of the Supervisory Board of N.V. Nuon Energy and Chairman of its Compensation Committee.

Douglas Dunn has been a member of our Supervisory Board since 2001 and has served on the Audit Committee since such time. He also serves on the Strategic Committee. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired in 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips LG LCD (Korea) (of which he is no longer a board member as of February 29, 2008), TomTom N.V. (Netherlands) and OMI, a privately held company (Ireland) (which was sold in November 2007 and of which he is no longer a board member), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the Audit Committees of SOITEC and TomTom N.V., and a member of the Compensation Committee and Strategic Committee of SOITEC. He was appointed as a Supervisory Board member of BE

Semiconductor Industries N.V. (“BESI”) at their Annual General Meeting on May 12, 2009 and serves on their Audit and Remuneration/Nomination Committees. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

Jean Georges Malcor has been a member of the Supervisory Board since May 2011. He is the Chief Executive Officer of CGG Veritas. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999 Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney-based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG Veritas in January 2010 as President and became CEO on June 30, 2010.

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

Alessandro Rivera has been a member of the Supervisory Board since May 2011. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been a Government representative in the “Consiglio Superiore” of the Bank of Italy as well as serving on the Steering Committee of Cassa Depositi e Prestiti S.p.A., the Financial Services Committee and the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Antonino Turicchi was Chairman of our Supervisory Board until May 3, 2011. He was the Chairman of our Supervisory Board’s Strategic Committee, as well as its Compensation Committee, and also served on the Nomination and Corporate Governance Committee. Mr. Turicchi was the General Manager of Cassa Depositi e Prestiti from June 2002 until January 2009, and was a member of the Supervisory Board of Numonyx from March 30, 2008 until May 7, 2010. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma; and from 2000 until 2003, he served on the board of EUR S.p.A. He also served as deputy chairman of Infrastructure S.p.A. from December 2002 to January 2006 and he was previously a member of our Supervisory Board from March 2005 to April 2007.

Gérald Arbola was Vice-Chairman of our Supervisory Board until May 3, 2011. Mr. Arbola previously served as Chairman of our Supervisory Board from March 18, 2005 through May 13, 2008. Mr. Arbola served on the Supervisory Board’s Compensation Committee, Strategic Committee and Nomination and Corporate Governance Committee. Mr. Arbola was Managing Director of Areva S.A., where he had also served as Chief Financial Officer, and was a member of the Executive Board of Areva. Mr. Arbola joined the AREVA NC group (ex Cogema) in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of AREVA NC in 1992. He was appointed as a member of the Executive Committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics.

Supervisory Board Committees

Membership and Attendance. As of December 31, 2011, the composition of our Supervisory Board’s committees was as follows: (i) Mr. Tom de Waard is the Chairman of the Audit Committee, and Messrs. Raymond Bingham, Douglas Dunn, Jean Georges Malcor and Alessandro Ovi are all voting members; (ii) Mr. Didier Lombard is the Chairman of the Compensation Committee, and Messrs. Tom de Waard, Jean d’Arthuys, Alessandro Rivera and Bruno Steve are members; (iii) Mr. Tom de Waard is the Chairman of the Nomination and Corporate Governance Committee, and Messrs. Jean d’Arthuys, Didier Lombard, Alessandro Rivera and Bruno Steve are members; and, (iv) Mr. Didier Lombard is the Chairman of the Strategic Committee, and Messrs. Raymond Bingham, Douglas Dunn, Jean d’Arthuys, Alessandro Ovi and Bruno Steve are members.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2011 is as follows:

Number of Meetings Attended in 2011(1)	Full Board	Audit Committee	Compensation Committee	Strategic Committee	Nominating and Corporate Governance Committee
Didier Lombard	14	—	5	1	4
Bruno Steve	13	5	5	—	4
Jean d’Arthuys	9	—	3	—	1
Raymond Bingham	14	12	—	1	—
Douglas Dunn	11	9	—	1	—
Jean Georges Malcor	8	6	—	—	—
Alessandro Ovi	14	12	—	1	—
Alessandro Rivera	7	—	3	—	2
Tom de Waard	14	12	5	—	4
Antonino Turicchi	5	—	—	—	—
Gérald Arbola	5	—	—	—	—

(1)	Includes meetings attended by way of conference call.

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

The Audit Committee met 12 times during 2011 and, in addition, held several conference calls related to subjects that arose during the year. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, and external and internal auditors. The Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. The Audit Committee also proceeded with its annual review of our internal audit function. The Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2011, and the results press release was published on January 23, 2012.

The Audit Committee approved the compensation of our external auditors for 2011 and provisionally approved the scope of their audit, audit related and non audit related services for 2012.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results and earnings press release, the Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act). The Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in our 2011 Form 20 F, prior to the Supervisory Board’s meeting to approve the full year results. Furthermore, the Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our annual shareholders’ meeting, which was held on May 3, 2011. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Also in 2011, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes Oxley Act. In addition, the Audit Committee regularly discussed the progress of the implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

As part of each of its quarterly meetings our Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee. Our Compensation Committee proposes to our Supervisory Board the compensation for our President and Chief Executive Officer and sole member of our Managing Board as well as for our Chief Operating Officer, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock based compensation plans for our executive officers and key employees. The Compensation Committee met 6 times in 2011.

Among its main activities, the Compensation Committee: (i) agreed to propose a bonus for the CEO related to fiscal year 2011 equal to 170% of his base salary, given the objectives that had been met; (ii) recommended the performance criteria which must be met by the CEO in order to benefit from the share allocation of 100,000 shares that was approved by our 2011 Annual General Meeting of Shareholders as part of the Managing Board compensation policy; and (iii) proposed performance criteria, which must be met by the CEO as well as all other employees participating in the employees stock award plans to benefit from such awards. In particular, the Compensation Committee recommended the performance targets for the base bonus of our CEO and COO be based on, among other factors, the Company’s share price versus SOX from January 25, 2011 through January 25, 2012, corporate governance and special programs, including restructuring and the five-year plan. The Compensation Committee, on behalf of, and with the approval of, the entire Supervisory Board, also set the criteria for a special incentive bonus.

For the 2011 nonvested stock award plan, the Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income as compared against a panel of semiconductor companies and cash flow before acquisitions, as well as cash restructuring costs, with the target to have it positive for the second half of 2011.

In addition, the Compensation Committee received presentations and discussed our succession planning for key employees.

Strategic Committee. Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of strategic transactions. The Strategic Committee met only once in 2011, as several of the strategic discussions were extended to involve all Supervisory Board members and occurred at extended Supervisory Board meetings. Among its main activities, the Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee was created to establish the selection criteria and appointment procedures for the appointment of members to our Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. The Nominating and Corporate Governance Committee met 4 times during 2011 to discuss changes to the Dutch Corporate Governance Code, recent developments in U.S. law regarding corporate governance and preparations for the Annual General Meeting.

Secretariat and Controllers. Our Supervisory Board appoints a Secretary and Vice Secretary as proposed by our Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is primarily to organize meetings, ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Messrs. Bertrand Loubert and Luigi Chessa serve as Secretary and Vice Secretary, respectively, for our Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board. Our Chief Compliance Officer, Ms. Alisia Grenville, serves as the Executive Secretary of our Supervisory Board. In addition, Mr. Willem Toussaint serves as the Secretary of the Audit Committee.

Our Supervisory Board appoints and dismisses two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our Supervisory Board. The current Controllers are Messrs. Nicolas Manardo, who was recently appointed, and Andrea Novelli, who has served as a controller since our 2005 annual shareholders’ meeting.

The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers, which are described in “Item 7. Major Shareholders and Related Party Transactions”.

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, re-appointed in 2011 for a three-year term to expire at the end of our annual shareholders’ meeting in 2014, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Mr. Alain Dutheil served as our Chief Operating Officer, reporting to Mr. Bozotti until January 26, 2011 and Mr. Didier Lamouche has succeeded Mr. Dutheil in this position as of January 26, 2011. Effective December 1, 2011, Mr. Lamouche has been appointed Chief Executive Officer of ST-Ericsson. Mr. Lamouche serves as Chief Operating Officer, reporting to Mr. Bozotti. Since its creation in 1987, our managing board has always been comprised of a sole member. The member of our Managing Board is appointed for a three year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three year term, as defined in our Articles of Association (upon approval of at least three quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

Our shareholders’ meeting may suspend or dismiss one or more members of our Managing Board at a meeting at which at least one half of the outstanding share capital is present or represented. If a quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal of one or more members of our Managing Board. Such a quorum is not required if a suspension or dismissal is proposed by our Supervisory Board. In that case, a resolution to dismiss or to suspend a member of our Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our issued and outstanding share capital is present or represented. Our Supervisory Board may suspend members of our Managing Board, but a shareholders’ meeting must be convened within three months after such suspension to confirm or reject the suspension. Our Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of our Managing Board, be temporarily responsible for our management.

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

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regards to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft consolidated balance sheets and financial statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, ST Holding II, FT1CI, Ministero dell’Economia e delle Finanze, FSI or CEA; (vii) the key parameters of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semiannual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the consolidated balance sheet and notes thereto in our most recently adopted (statutory) annual accounts.

Executive Officers

Our executive officers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. New corporate officers during 2011 and the first quarter of 2012 include: Mr. Didier Lamouche, who became the Chief Operating Officer on January 26, 2011; Ms. Claudia Levo, who joined the Company in January 2011 as Corporate Vice President, Communications; Mr. Fabio Gualandris, who rejoined the Company in February 2011 as Corporate Vice President Product Quality Excellence; Mr. Benedetto Vigna, who was appointed Corporate Vice President, General Manager of the Analog, MEMS & Sensors Product Group in September 2011; Mr. Stephane Delivre, who joined the Company in December 2011 as Corporate Vice President, Global Chief Information Officer; Mr. Marco Monti, who was appointed Corporate Vice President, General Manager Automotive Product Group in January 2012; Mr. Mario Arlati, who was appointed Executive Vice President, Member of the Corporate Strategic Committee, Chief Financial Officer in February 2012; Mr. Giuseppe Notarnicola, who was appointed Corporate Vice President, Corporate Treasury in February 2012; Mr. Eric Aussedat, who was appointed Corporate Vice President, General

Manager Imaging, Bi-CMOS ASIC & Silicon Photonics Group in February 2012; Mr. Lorenzo Grandi who was appointed Corporate Vice President, Corporate Control in February 2012; Mr. Joel Hartmann who was appointed Corporate Vice President, Front-End Manufacturing & Technology R&D in February 2012; Mr. Philippe Magarshack who was appointed Corporate Vice President, Design Enablement & Services in February 2012 and Mr. Jerome Roux who was appointed Corporate Vice President, Global Purchasing & Outsourcing in February 2012.

As of March 2012, our organizational chart is as follows:

As a company committed to good governance, we hold several corporate meetings on a regular basis. Such meetings, which involve the participation of several of our executive officers, include:

Corporate Operations Reviews (COR), which meets once per month to review monthly results and short-term forecasts and involves the following executive officers/groups: CEO; COO; CFO; CAO; Infrastructures and Services; Product Quality Excellence; Manufacturing (Front-End and Back-End); TR&D; Regions; Product Groups.

Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond. The Corporate Staff Meeting includes all Executive Officers, with the exception of Didier Lamouche and Carlo Ferro in view of their assignments at ST-Ericsson and Andrea Cuomo in view of his role as Chairman of 3Sun.

Corporate Strategic Committee, which meets six times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs. The Corporate Strategic Committee meetings are attended by the CEO, and the following senior executive officers: Mario Arlati; Orio Bellezza; Jean Marc Chery; Paul Grimme; Tjerk Hooghiemstra; Otto Kosgalwies, Philippe Lambinet and Carmelo Papa.

Our executive officers during 2011 were:

Name	Position(11)	Years with Company	Years in Semi- Conductor Industry	Age
Carlo Bozotti, Chairman	President and Chief Executive Officer	35	35	59

Didier Lamouche, Vice-Chairman(1)	Chief Operating Officer	1	24	52

Georges Auguste(2)	Executive Vice President, Packaging and Test Manufacturing	25	37	62

Orio Bellezza	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Front-End & Manufacturing Technology R&D IMS & APG	28	28	52

Gian Luca Bertino(3)	Executive Vice President, Digital Convergence Group	14	25	52

Marco Luciano Cassis	Executive Vice President, President, Japan & Korea Region	24	24	48

Patrice Chastagner	Corporate Vice President, Human Resources	27	27	64

Jean Marc Chery	Executive Vice President, Member of the Corporate Strategic Committee, Chief Manufacturing & Technology Officer	27	27	51

Andrea Cuomo(4)	Executive Vice President, Chairman 3Sun, AST & Special Projects	28	28	57

Claude Dardanne	Executive Vice President, General Manager, Microcontroller Memory & Secure MCU	29	32	59

Stephane Delivre(5)	Corporate Vice President, Global Chief Information Officer	0.1	11	52

Carlo Ferro(6)	Executive Vice President, Corporate Projects	12	12	51

Alisia Grenville	Corporate Vice President, Chief Compliance Officer	4	4	44

Paul Grimme(7)	Executive Vice President, Member of the Corporate Strategic Committee, General Manager Sales & Marketing Europe, Middle-East and Africa	3	31	52

Fabio Gualandris(8)	Executive Vice President, Product Quality Excellence	23	27	52

François Guibert	Executive Vice President, President, Greater China & South Asia Region	31	34	58

Tjerk Hooghiemstra	Executive Vice President, Member of the Corporate Strategic Committee, Chief Administrative Officer	2	8	55

Otto Kosgalwies	Executive Vice President, Member of the Corporate Strategic Committee, Infrastructures and Services	28	28	56

Robert Krysiak	Executive Vice President, President, Americas Region	29	29	57

Name	Position(11)	Years with Company	Years in Semi- Conductor Industry	Age
Philippe Lambinet	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Digital Sector and Corporate Strategy	18	25	54

Loïc Liétar	Executive Vice President, New Ventures	26	26	49

Claudia Levo(9)	Corporate Vice President, Communications	1	3	46

Pierre Ollivier	Corporate Vice President, General Counsel	22	22	56

Carmelo Papa	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Industrial & Multisegment Sector	29	29	62

Benedetto Vigna(10)	Executive Vice President, General Manager Analog, MEMS & Sensors	17	17	42

(1)	Mr. Didier Lamouche replaced Mr. Alain Dutheil on January 26, 2011. Mr. Dutheil retired in May 2011 and has continued to act as an advisor to the Company. Effective December 1, 2011, Mr. Lamouche suspended his operational responsibilities in view of his appointment as President and Chief Executive Officer of ST-Ericsson.
(2)	Mr. Georges Auguste has held this position since May 2011. He succeeded Jeffrey See, who retired in June 2011.
(3)	Mr. Gian Luca Bertino was responsible for the Computer and Communication Infrastructure Product Group during 2011 and has held this new position since February 2012.
(4)	Mr. Andrea Cuomo was responsible for the Europe, Middle East and Africa Region during 2011 and has held this new position since January 2012.
(5)	Mr. Stephane Delivre has held this position since December 2011.
(6)	Mr. Carlo Ferro was Chief Financial Officer during 2011 and has held this new position since February 20, 2012, when he temporarily left the position in view of his appointment as COO of ST-Ericsson. Effective February 20, 2012, and in the interim of Mr. Ferro’s assignment at ST-Ericsson, Mr. Mario Arlati is Executive Vice President, Chief Financial Officer.
(7)	Mr. Paul Grimme was responsible for the Automotive Product Group during 2011 and has held this new position since January 2012.
(8)	Mr. Fabio Gualandris has held this position since February 2011.
(9)	Ms. Claudia Levo has held this position since January 2011.
(10)	Mr. Benedetto Vigna has held this position since September 2011.
(11)	Other appointments in 2012: Mr. Eric Aussedat is Corporate Vice President, General Manager Imaging, Bi-CMOS ASIC & Silicon Photonics Group; Mr. Lorenzo Grandi is Corporate Vice President, Corporate Control; Mr. Joel Hartmann is Corporate Vice President, Front-End Manufacturing & Technology R&D; Mr. Philippe Magarshack is Corporate Vice President, Design Enablement & Services; Mr. Marco Monti is Executive Vice President, General Manager Automotive Product Group; Mr. Giuseppe Notarnicola is Corporate Vice President, Corporate Treasury and Mr. Jerome Roux is Corporate Vice President, Global Purchasing & Outsourcing.

Biographies of our Current Executive Officers

Carlo Bozotti is our President, Chief Executive Officer and the sole member of our Managing Board. As CEO, Mr. Bozotti is the Chairman of our Corporate Strategic Committee. Prior to taking on this role at the 2005 annual shareholders’ meeting, Mr. Bozotti served as Corporate Vice President, Memories Product Group (“MPG”) since August 1998. Mr. Bozotti joined SGS Microelettronica in 1977 after graduating in Electronic Engineering from the University of Pavia. Mr. Bozotti served as Product Manager for the Industrial, Automotive and Telecom products in the Linear Division and as Business Unit Manager for the Monolithic Microsystems Division from 1987 to 1988. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Region in 1991.

Mr. Bozotti served as Corporate Vice President, MPG from August 1998 through March 2005, after having served as Corporate Vice President, Europe and Headquarters Region from 1994 to 1998. In 2008, Mr. Bozotti was appointed Chairman of the Supervisory Board of Numonyx until it was acquired by Micron in 2010. As of February 1, 2009, he is Vice-Chairman of the Board of Directors of ST-Ericsson.

Alain Dutheil was appointed Chief Operating Officer in 2005, with the endorsement of the Supervisory Board. He was the Vice-Chairman of our Corporate Strategic Committee. Prior to his appointment as COO, he served as Corporate Vice President, Strategic Planning and Human Resources from 1994 and 1992, respectively. After graduating in Electrical Engineering from the Ecole Supérieure d’Ingénieurs de Marseille (“ESIM”), Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer, becoming Director for Discrete Products in France and Human Resources Director in France in 1980 and Director of Operations for Portugal in 1982. He joined Thomson Semiconductors in 1983 as General Manager of a plant in Aix en Provence, France and then became General Manager of SGS Thomson Discrete Products Division. From 1989 to 1994, Mr. Dutheil served as Director for Worldwide Back-End Manufacturing, in addition to serving as Corporate Vice President for Human Resources from 1992 until 2005. From August 2008 through January 2009, Mr. Dutheil acted as CEO for our joint venture ST-NXP Wireless and ST-Ericsson and as of the end of May 2011, Mr. Dutheil has retired from STMicroelectronics after 27 years of service.

Didier Lamouche is our Chief Operating Officer and has held this position since 2011. Prior to taking on this role, he was a member of our Supervisory Board and Audit Committee until October 26, 2010. Dr. Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semiconductor technology. He has over 20 years of experience in the semiconductor industry. Dr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, in 1998, he joined IBM as General Manager of the largest European semiconductor site in Corbeil (France) to lead its turnaround and transformation into a joint venture between IBM and Infineon: Altis Semiconductor. He managed Altis Semiconductor as CEO for four years. In 2003, Dr. Lamouche rejoined IBM and was the Vice President for Worldwide Semiconductor Operations based in New York (United States) until the end of 2004. Since February 2005, Dr. Lamouche has been the Chairman and CEO of Groupe Bull, a France based global company operating in the IT sector. He is also a member of the Board of Directors of SOITEC (since 2005), and Adecco (since 2011). Dr. Lamouche suspended his operational responsibilities in the Company effective December 1, 2011 in view of his appointment as President and Chief Executive Officer of ST-Ericsson.

Mario Arlati is Executive Vice President, Member of the Corporate Strategic Committee, Chief Financial Officer and has held this position since February 2012. He started his professional career in 1974 in SGS-ATES, a predecessor company of STMicroelectronics. Mr. Arlati’s career has covered all of the various functions in the Finance domain, including Accounting, Business Control, Finance, Consolidation and Reporting with increasing responsibilities. Mr. Arlati was a member of the team that managed the 1987 merger of SGS Microelettronica and Thomson Semiconducteurs. In 1994, he was closely involved in ST’s Initial Public Offering on the NYSE and Euronext Paris (formerly known as the Paris Bourse), followed in 1998 by ST’s listing on the Borsa Italiana (Italian Stock Exchange). He served as Corporate Controller and, later became Chief Accounting Officer and Head of External Reporting before being appointed Chief Financial Officer. Mr Arlati also participated in the establishment of the ST Foundation, an independent charitable organization, serving as a Director since its inception. Mr. Arlati graduated in Business and Economics at Università Cattolica in Milan in 1974.

Georges Auguste is Executive Vice President, Packaging & Test Manufacturing and has held this position since 2011. Prior to joining us, Mr. Auguste worked with Philips Components from 1974 to 1986, in various positions in the field of manufacturing. From 1990 to 1997, he headed our operations in Morocco. From 1997 to 1999, Mr. Auguste served as Director of Total Quality and Environmental Management. In 1999, he was promoted Corporate Vice President and in 2005, he enlarged his responsibility, henceforth encompassing the Company’s overall Sustainable Development, including environmental, health, safety as well as social and ethical matters. In 2008, Mr. Auguste was promoted Executive Vice President and became also responsible for Product Quality Excellence, a field he fully concentrated on from early 2010 until he assumed responsibility for the Company’s Packaging & Test Manufacturing operations in May 2011. Mr. Auguste received a degree in Engineering from the Ecole Supérieure d’Electricité (“SUPELEC”) in 1973 and a diploma in Business Administration from Caen University in 1976.

Eric Aussedat is Corporate Vice President, General Manager of the Imaging, Bi-CMOS ASIC and Silicon Photonics Group and has held this position since February 2012. Mr Aussedat joined Thomson Semiconducteurs, a predecessor company to ST, as Product Engineer in 1981. He held various positions in product engineering and planning and was promoted to Planning Manager of the Video Products Group in 1986. Later on, Mr. Aussedat was appointed to manage the product and manufacturing planning operations of Bristol-based INMOS, a UK company acquired by ST in 1989. After his return to France, Mr. Aussedat supervised the Engineering and Test Strategy for the Programmable Product Group before his promotion to the Head of ST’s Microcontroller Division in 1995. From 2000 to 2004, he led the TV and Display Division, and became General Manager of ST’s Cellular Communication Division in 2005. Two years later, Mr. Aussedat was appointed General Manager of the Imaging Division. Mr. Aussedat graduated with a degree in Electronic Engineering from the Institut National Polytechnique in Grenoble and earned a diploma from the Institut d’Administration des Entreprises of Grenoble.

Orio Bellezza is Executive Vice President, Member of the Corporate Strategic Committee and General Manager, Front-End Manufacturing & Technology R&D IMS & APG. He has been responsible for Front-End Manufacturing since 2008 and assumed additional responsibility for Technology R&D for IMS and APG in February 2012. Mr. Bellezza joined SGS ATES in 1984 as a Process Engineer and after two years moved to the Central R&D department, where he worked first as a Development Engineer and later as the Process Integration Manager, responsible for submicron EPROM (Erasable Programmable Read Only Memories) process technology modules. In 1996, Bellezza was named Director of the Agrate R1 Research and Development facility. In 2002, he was appointed Vice President of Central R&D and then in 2005 was named Vice President and Assistant General Manager of Front-End Technology and Manufacturing. Bellezza also served on the Board of the ST Hynix memory manufacturing joint venture established in Wuxi (China). Mr. Bellezza graduated with honors in Chemistry from Milan University in 1983.

Gian Luca Bertino is Executive Vice President, Digital Convergence Group and has held this position since February, 2012. Mr. Bertino held several positions within the Research and Development organization of Olivetti’s semiconductor group from 1986 to 1997 before joining ST in that same year. Previously, he was Group Vice President, Peripherals, General Manager of our Data Storage Division within the Telecommunications, Peripherals and Automotive (TPA) Groups. Prior to his current role, Mr. Bertino led since 2005 the Computer Product Group, which was later expanded to become the Computer and Communication Infrastructure Group. Mr. Bertino graduated in 1985 in Electronic Engineering from the Polytechnic of Turin.

Marco Luciano Cassis is Executive Vice President, President Japan & Korea region. He has been responsible for our Sales & Marketing activities in Japan since 2005 and was given additional responsibility for Korea in 2010. Mr. Cassis joined us in 1988 as a mixed signal analog designer for car radio applications. In 1993, Mr. Cassis moved to Japan to support our newly created design center with his expertise in audio products. Then in 2000, Mr. Cassis took charge of the Audio Business Unit and a year later he was promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support, and customer services. In 2004, Mr. Cassis was named Vice President of Marketing for automotive, computer peripheral, and telecom products. In 2005, he advanced to Vice President Automotive Segment Group and joined the board of the Japanese subsidiary, STMicroelectronics K.K. Mr. Cassis graduated from the Polytechnic of Milan with a degree in Electronic Engineering.

Patrice Chastagner is Corporate Vice President, Human Resources and has held this position since 2005. He is a graduate of the HEC business school in France and in 1988 became the Grenoble Site Director, guiding the emergence of this facility to become one of the most important hubs in Europe for advanced, complex silicon chip development and solutions. As Human Resources Manager for the Telecommunications, Peripherals and Automotive (TPA) Groups, which was our largest product group at the time, he was also TQM Champion and applied the principle of continuous improvement to human resources as well as to manufacturing processes. Since March 2003, he has also been serving as Chairman of STMicroelectronics S.A. in France.

Jean Marc Chery is Executive Vice President, Member of the Corporate Strategic Committee and Chief Manufacturing & Technology Officer, where his responsibilities include our corporate technology R&D, as well as Front-End Manufacturing, Packaging & Test Manufacturing, Product Quality Excellence and Information Technology. Mr. Chery has been Chief Technology Officer since 2008 and assumed his extended manufacturing and quality responsibilities in 2011. He graduated from the National Superior School for Engineering, ENSAM France in 1984. He began his professional career in 1985 with MATRA SA in its Quality organization and by the end of 1986 had joined the Discrete Division of Thomson Semiconducteurs, located in Tours, where he remained until the beginning of 2001, first as Division Planning and Front-End Production Control Manager and later as the Front-End Operation Manager. Early in 2001, Chery joined our Central Front-End Manufacturing organization as General Manager of the Rousset 8” (200-mm) plant, eventually assuming responsibilities for the 6” and 8” wafer fab operations at the site. In 2005, Mr. Chery successfully led our restructuring program for 6” front-end wafer manufacturing and he moved to Singapore, where, in 2006, his efforts earned him the responsibility for our Asia Pacific Front-End Manufacturing operations and EWS (electrical wafer sort) operations. Mr. Chery sits on the boards of ST-Ericsson SA, CATRENE, the European microelectronics R&D program and AENEAS (Association for European NanoElectronics Activities).

Andrea Cuomo is Executive Vice President, Chairman 3Sun (our Photovoltaic Joint Venture with Sharp and Enel), AST & Special Projects. After studying at Milano Politecnico in Nuclear Sciences, with a special focus on analog electronics, Mr. Cuomo joined us in 1983 as a System Testing Engineer, and from 1985 to 1989 held various positions to become Automotive Marketing Manager, then computer and industrial product manager. In 1989, Mr. Cuomo was appointed Director of Strategy and Market Development for the Dedicated Products Group, and in 1994 became Vice President of the Headquarters Region, responsible for Corporate Strategic Marketing and for Sales and Marketing to ST Strategic Accounts. In 1998, Mr. Cuomo was appointed as Vice President responsible for Advanced System Technology and in 2002, Mr. Cuomo was appointed as Corporate Vice President and Advanced System Technology General Manager. In 2004, he was given the additional responsibility of serving as our Chief Strategy officer and was promoted to Executive Vice President. In 2008, he was appointed Executive Vice President, GM, EMEA and AST. In July 2010, he was appointed, in addition to his current assignments, Chairman of the Board of Directors of 3Sun S.r.l.

Claude Dardanne is Executive Vice President and General Manager of our Microcontroller, Memory & Secure MCU Group, which is part of our Industrial & Multisegment Sector, and has held this position since January 2007. Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST. From 1982, he was responsible for the marketing of microcontroller and microprocessor products. Between 1989 and 1994, Mr. Dardanne served as Marketing Director at Apple Computer, France, and Alcatel Mietec, Belgium, covering markets such as Education and Banking, as well as Automotive and Industrial. In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group. In 1998, Mr. Dardanne became Head of the EEPROM (Electronically Erasable Programmable Read Only Memory) Division and was promoted to Group Vice President and General Manager of the Serial Non Volatile Memories Division in 2002. Two years later, he was appointed Group Deputy General Manager and Head of the Smartcard Division. Mr. Dardanne graduated with a degree in Electronic Engineering from the Ecole Supérieure d’Ingénieurs en Génie Electrique in Rouen, France.

Stephane Delivre is Corporate Vice President in charge of the Company’s global Information and Communication Technology organization and has held this position since December 2011. Mr. Delivre started his career in 1984 as an optoelectronic engineer in the Aerospace Division of Thomson, a French holding company. In 1988, he joined IBM and held various managerial positions at the company’s semiconductor manufacturing plant in Corbeil-Essonnes, France. In 1997, Mr. Delivre was appointed Manager of Joint Venture Operation and Strategy at IBM Microelectronics HQ in Fishkill, NY. Two years later he moved to IBM Global Services where he was promoted to Director of EMEA Business Operations for the e-Business Hosting division. From 2005 to 2010, Stephane Delivre served as Vice President, Business Operations, and Chief Information Officer of Bull, a French-based IT group. Mr. Delivre graduated from the Orsay-Paris Sud University with a degree in Physics & Optoelectronics.

Carlo Ferro is Executive Vice President, in charge of Corporate Projects. Mr. Ferro served as our Chief Financial Officer from May 2003 until February 20, 2012, at which time he was temporarily assigned to ST-Ericsson to assume the position of its Chief Operating Officer. During his tenure as our Chief Financial Officer, Mr. Ferro progressively expanded his responsibility with Communication and Corporate Infrastructures and Services also reporting to him. Mr. Ferro graduated with a degree in Business and Economics from the LUISS Guido Carli University in Rome, Italy in 1984, and has a professional qualification as a Certified Public Accountant in Italy. From 1984 through 1996, Mr. Ferro held a series of positions in finance and control at Istituto per la Ricostruzione Industriale IRI S.p.A. (I.R.I.), and Finmeccanica. Mr. Ferro served as one of our Supervisory Board Controllers from 1992 to 1996. From 1996 to 1999, Mr. Ferro held positions at EBPA NV, a process control company listed on the NYSE, rising to Vice President Planning and Control and principal financial officer. Mr. Ferro joined us in June 1999 as Group Vice President Corporate Finance, overseeing finance and accounting for all affiliates worldwide, and served as Deputy CFO from April 2002 through April 2003. Mr. Ferro holds positions on the board of directors of several of our affiliates. Mr. Ferro was also a part time university professor of Planning and Control and, later, of Finance at the University LUISS Guido Carli in Rome (Italy). From February 1, 2009 until February 2012 he was a member of ST Ericsson’s Board of Directors, as well as Chair of its Audit Committee. Previously he has been the Chairman of Incard SA, our fully owned affiliate.

Lorenzo Grandi is Corporate Vice President, Corporate Control and has held his position since February 2012. Mr Grandi joined ST in 1987 as a process engineer working on BCD Technology development. In 1990, he moved to the Memory Product Group as Financial Analyst. In 1995, Mr. Grandi was promoted to the position of Group Controller of the Memory Product Group contributing to the expansion of the Flash/Memory business. In 2005, Mr Grandi joined Corporate Finance with the responsibility for Budgeting and Reporting. He also contributed to the carve out and deconsolidation of the ST Flash memory business. Mr. Grandi graduated cum laude in Physics from the University of Modena and holds a Master of Business Administration from SDA Bocconi Milano.

Alisia Grenville is Corporate Vice President, Chief Compliance Officer. She graduated from Queen’s University in Kingston, Ontario with an honor’s degree in French and Italian and from the University of Sussex with a Bachelor of Laws (LL.B.). Between 1999 and 2004, Ms. Grenville worked in top tier American law firms as a corporate associate, specializing in bank finance, capital markets and M&A transactions, as well as governance, based in both New York and Frankfurt. In 2004, Ms. Grenville became a Senior Compliance Officer at Zurich Financial Services in Zurich. In 2005, she became the Head of Legal Compliance for Serono, S.A. in Geneva, and she joined ST in December 2007. Ms. Grenville is also in charge of the Executive Secretariat of the Supervisory Board, and supervised the Company’s Internal Audit department until December 2010. In addition, Ms. Grenville chairs the Company’s Ethics Committee.

Paul Grimme is Executive Vice President, Member of the Corporate Strategic Committee and General Manager Sales & Marketing Europe, Middle East and Africa Region. He has held this position since January 2012. Mr. Grimme was born in 1959 in Yankton, South Dakota, and graduated from the University of Nebraska (Lincoln) with a degree in Electrical Engineering and from the University of Texas (Austin) with a Master of Business Administration. Mr. Grimme began his career at Motorola, where he held positions of increasing responsibility in product engineering, marketing and operations management. He served as Corporate Vice President and General Manager of the 8/16 bit Products Division. In 1999, Mr. Grimme was promoted to Vice President and General Manager of the Advanced Vehicle Systems Division. He was later appointed Senior Vice President of the Transportation and Standard Products Group and continued in that role at Freescale Semiconductor after Motorola spun off its semiconductor business. Mr. Grimme also served as Senior Vice President and General Manager of Freescale Semiconductor’s Microcontroller Solutions Group. Mr. Grimme joined STMicroelectronics as Deputy General Manager of the Automotive Product Group in early 2009. Mr. Grimme was promoted to General Manager of this Group in September 2009.

Fabio Gualandris is Executive Vice President, Product Quality Excellence. He has held this position since 2011. Mr. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984, and was promoted to R&D Director of Operations in 1989. In 1996, Mr. Gualandris became Automotive Business Unit Director, focusing on product quality and development. After two years in the U.S. as President and CEO of Semitool, a semiconductor manufacturing equipment vendor, he rejoined ST in 2000 as Group VP responsible for the RAM/PSRAM Product Division and the Flash Automotive Business Unit. In 2005, Mr. Gualandris was appointed CEO of ST Incard, an ST Smartcard subsidiary. Two years later, he contributed to the carve out of ST’s Flash Memory Group and subsequently joined Numonyx, the joint venture with Intel, as VP and Supply Chain General Manager. Mr. Gualandris has authored several technical and managerial papers, holds some international patents, and served as a board member in Incard SA, ST Incard, and the Numonyx Hynix joint venture in China. He also served as Board member and President of Numonyx Italy. Mr. Gualandris graduated in Physics from the University of Milan.

François Guibert is Executive Vice President and President, Greater China & South Asia Region. He has been leading ST operations in Asia-Pacific since 2006 and holds his current position since 2010. Mr. Guibert graduated from the Ecole Centrale de Marseille, France, in 1978. After three years at Texas Instruments, he joined Thomson Semiconducteurs in 1981 as Sales Manager Telecom. From 1983 to 1986, he was responsible for ICs and strategic marketing of telecom products in North America. In 1988 he was appointed Director of our Semi custom Business for Asia Pacific and in 1989 he became President of ST Taiwan. Since 1992 he has occupied senior positions in Business Development and Investor Relations and was Group Vice President, Corporate Business Development, which includes M&A activities from 1995 to the end of 2004. In January 2005, Mr. Guibert was promoted to the position of Corporate Vice President, Emerging Markets Region. In 2008, Mr. Guibert was appointed a member of Veredus’ Board of Directors.

Joel Hartmann is Corporate Vice President, Front-End Manufacturing & Process R&D in charge of Advanced CMOS & derivatives technologies, Crolles Manufacturing Operations and the International Semiconductor Development Alliance (ISDA) management. He has held this position since February 2012.

Mr. Hartmann started his career at CEA-LETI in 1978 as PHD student on modelization of CMOS/SOS technology. From 1979 to 2000, he successively worked on X-ray photolithography, technology electrical characterization, and then was in charge of process integration technology programs from 1.2µm to 0.35µm CMOS. From 1998 to 2000, he acted as Microelectronics Department Director of CEA-LETI. In December 2000, Mr. Hartmann joined STMicroelectronics in Crolles, France, where he acted as Director of the Crolles2 Alliance, within the alliance between STMicroelectronics, NXP (previously Philips Semiconductors) and Freescale Semiconductor (previously Motorola) from 2000 to 2007. In 2008, Mr. Hartmann was appointed Technology R&D Group VP, in charge of Advanced CMOS Logic & Derivative Technologies. In October 2010, he was also appointed as co-leader of the SRDC organization at IBM Fishkill (NY) facility in the frame of the ISDA (International Semiconductor Development Alliance) conducted by IBM. Mr. Hartmann owns 15 patents on semiconductor technology and devices and has 10 publications in international conferences and scientific publications. Mr. Hartmann was a member of the IEDM Conference Steering Committee from 1994 to 1999 (European Co-Chair and Chair from 1997 to 1999), has been a Board Member of the SOI Industry Consortium Initiative since November 2007 and a member of the IEEE Electron Device Society. Mr. Hartmann graduated from ENSPG (Ecole Nationale Supérieure de Physique de Grenoble) in 1978.

Tjerk Hooghiemstra is Executive Vice President, Member of the Corporate Strategic Committee, Chief Administrative Officer, responsible for Human Resources, Learning, Legal, Compliance, Internal Communication, Sustainability and Security, as well as for the Intellectual Properties Business Unit. He has held this position since 2010. He began his career at AMRO Bank. Later he joined HayGroup, a leading global HR consultancy, where he rose through the ranks to become the European head of HayMcBer, the group’s HR and leadership development arm, in 1991. Five years later, Mr. Hooghiemstra joined Philips Consumer Electronics as Managing Director of Human Resources. In 2000, he was appointed a member of Royal Philips Electronics’ Group Management Committee, responsible for Corporate Human Resources of the 160,000 employee global electronics group. From 2007 to 2009, Mr. Hooghiemstra served as Executive Vice President, Human Resources, at the Majid Al Futtaim retail and real estate group in Dubai, UAE. Mr. Hooghiemstra graduated with a degree in Economics from the Erasmus University in Rotterdam, The Netherlands.

Otto Kosgalwies is Executive Vice President, Member of the Corporate Strategic Committee, Infrastructures and Services, with responsibility for all of our corporate activities related to Capacity Planning, Logistics, Procurement and Material Management, with particular emphasis on the complete supply chain between customer demand, manufacturing execution, inventory management, and supplier relations. He has held this position since 2004. Mr. Kosgalwies has been with us since 1984 after graduating with a degree in Economics from Munich University. From 1992 through 1995, he served as European Manager for Distribution, from 1995 to 2000 as Sales and Distribution Director for Central Europe, and since 1997 as CEO of our German subsidiary. In 2000, Mr. Kosgalwies was appointed Vice President for Sales and Marketing in Europe and General Manager for Supply Chain Management, where he was responsible at a corporate level for the effective flow of goods and information from suppliers to end users. In December 2007, he was promoted to Executive Vice President and became responsible for capacity and investment planning at the corporate level in addition to his responsibilities at the time.

Robert Krysiak is Executive Vice President, President Americas Region and has held this position since 2010. Mr. Krysiak started his professional career in 1983 with INMOS, a company acquired by SGS Thomson Microelectronics (now STMicroelectronics) in 1989. He formed and led a CPU design group since 1992, and in 1997 he was appointed Group Vice President and General Manager of ST’s STAR division, which incorporated 16/32/64 bit microcontrollers and DSP products. Two years later, he became Group Vice President responsible for micro cores development, including advanced System on Chip products for the digital consumer market. In 2001, Mr. Krysiak took charge of ST’s DVD division. In 2004, he was promoted to Marketing Director for the Home, Personal and Communications sector, the Company’s largest product organization at the time. In 2005, when ST created its Greater China regional organization, covering ST’s operations in China, Hong Kong and Taiwan, Mr. Krysiak was appointed Corporate Vice President and General Manager. Mr Krysiak graduated from Cardiff University, UK, with a degree in Electronics and holds an MBA from the University of Bath, UK.

Philippe Lambinet is Executive Vice President, Member of the Corporate Strategic Committee and General Manager Digital Sector and has held this position since 2011. As of January 2011, he is also Corporate Strategy Officer in charge of Strategic Planning and Corporate Business Development and, since February 2012, Investor Relations and External Communications. He graduated from the Paris Ecole Supérieure d’Electricité in 1979 with a Master’s Degree in Electronics. He began his professional career as a software engineer with Control Data Corporation in 1979 and in 1980 joined Thomson’s semiconductor subsidiary EFCIS to work in application engineering. He later supervised ASIC Operations at Thomson’s Mostek Corporation in Carrollton, Texas and in

1990 took charge of design and marketing for Mixed Signal Semi custom Products within the Company’s Programmable Products Group. In 1997, he became Group Vice President and General Manager of the Digital Video Division. He then joined Advanced Digital Broadcast Group (ADB) as CEO of ADB SA and became COO of ADB Holdings SA and Vice-Chairman. Mr. Lambinet re-joined ST in 2007 as General Manager of the Home Entertainment & Displays Group. Mr. Lambinet serves on the Board of ST-Ericsson.

Claudia Levo is Corporate Vice President, Communications and has held this position since January 2011. In 1993, Ms. Levo began her career with Marconi, a global telecommunications company, where she was responsible for a number of management roles within the Communication function, including marketing communications, and internal and external communications across wide geographies. In 2005, Ms. Levo managed the communication activities related to the integration of Marconi with Ericsson, and was subsequently appointed Vice President for Communications at the newly formed Ericsson Multimedia Business Unit. In 2008, Ms. Levo was appointed Vice President Communications at Italtel. In early 2009 she joined ST-Ericsson, the newly established wireless joint venture between the Company and Ericsson, as Senior Vice President and head of Global Communications. In this capacity, she was responsible for the global Communication function covering marketing and portfolio communication, public and media relations, investor relations and internal communication. Ms. Levo holds a language school diploma in English and Russian.

Loïc Liétar is Executive Vice President New Ventures and has held this position since January 2011. In this role, he is setting up a Strategic Corporate Venture Fund for ST. Mr. Liétar joined Thomson Semiconducteurs, a predecessor company to ST, in 1985. After working in R&D Management and Marketing, he was appointed Director of the Company’s Advanced Systems Technology (AST) labs in the U.S. in 1999. Four years later, Mr. Liétar became General Manager of ST’s Cellular Terminals Division, and later moved to head the Application Processor Division, which brought to market ST’s leading edge Nomadik mobile multimedia processor. In 2006, he was appointed Group Vice President, Strategies, and contributed to establishing ST’s R&D partnership with IBM and two joint ventures — the Numonyx flash memory joint venture with Intel and ST-Ericsson, combining the wireless operations of ST, NXP and Ericsson. Mr. Liétar sits on the Board of Directors of the Global Semiconductor Alliance (GSA). He has been in charge of Corporate Strategy from January 2008 to January 2011. During this time, he was responsible for the Company’s Strategic Planning, Corporate Business Development and Corporate Communication (from February 2010). Mr. Liétar also sat on the Board of Directors of ST-Ericsson from February 2009 to January 2011. He graduated with a degree in Engineering from the École Polytechnique, Paris, in 1984, a Master’s degree in Microelectronics from Orsay University (1985) and holds an MBA from Columbia University, New York (1993).

Philippe Magarshack is Corporate Vice President, Design Enablement & Services and has held this position since February 2012. From 1985 to 1989, Mr. Magarshack worked as a microprocessor designer at AT&T Bell Labs in the U.S. In 1989, he joined Thomson-CSF in Grenoble, France, and took responsibility for libraries and ASIC design kits for the military market. In 1994, Mr. Magarshack joined the Central R&D Group of SGS-THOMSON Microelectronics (now STMicroelectronics), where he has held several roles in CAD and Libraries management for advanced integrated-circuit manufacturing processes. In 2005, Mr. Magarshack was promoted to Group Vice President and General Manager of Central CAD and Design Solutions at STMicroelectronics’ Technology R&D and Manufacturing organization. Mr. Magarshack is ST’s Enablement Executive at the IBM ISDA Technology Alliance for the development of advanced CMOS process. He sits on the boards of Silicon Integration Initiative (Si2) and ENSIMAG Engineering School in Grenoble. Mr. Magarshack graduated with an engineering degree in Physics from Ecole Polytechnique, Palaiseau, France, and with an Electronics Engineering degree from École Nationale Supérieure des Télécommunications in Paris, France.

Marco Monti is Executive Vice President and General Manager of STMicroelectronics’ Automotive Product Group and has held this position since January 2012. Mr. Monti joined ST in Central R&D in 1986 and transferred to the Automotive Division in 1988, where he designed automotive ICs incorporating smart-power technologies. He moved to Japan in 1990 working on a co-development activity designing a noise-reduction system for audio applications. Subsequently, Mr. Monti transferred into marketing, contributing to the expansion of ST’s Automotive business in Japan. In 2000, he became the marketing manager for the ST Automotive Division. Two years later, he started the automotive microprocessor business and in 2004 was promoted to Division General Manager for Powertrain, Safety and Chassis products. In 2009, he took responsibility for the Automotive Electronics Division inside ST’s Automotive Product Group. Mr. Monti graduated cum laude in Electronic Engineering from the Polytechnic of Milan, Italy, and two years later from the University of Pavia, Italy, with a PhD in Electronics.

Giuseppe Notarnicola is Corporate Vice President, Corporate Treasury and has held this position since February 2012. He is also Managing Director of STMicroelectronics Finance B.V., the Company’s funding vehicle, and a board member at several ST affiliates. Mr. Notarnicola started his career with Banca Nazionale del Lavoro (BNL), an Italian banking firm, in 1987. He managed the bank’s financial operations in Singapore and later on became Head of Financial Department at BNL London. In 2001, Mr. Notarnicola was named Head of BNL’s financial advisory arm for corporate and institutional customers, and in 2005 he was promoted to Head of Large Corporate, responsible for providing corporate and investment banking services to the bank’s largest customers. In 2006, Mr. Notarnicola joined ST as Group Vice President responsible for corporate and worldwide treasury activities of ST and its affiliates. In this capacity, he initiated the Company’s relationship with the European Investment Bank and managed the financing aspects of ST’s Flash memory business spin-out. Giuseppe Notarnicola graduated with a degree in Business Administration at the LUISS Guido Carli University in Rome, Italy.

Pierre Ollivier is Corporate Vice President, General Counsel. Mr Ollivier has been General Counsel of ST since 1990. He obtained a Law Degree at Caen University in 1976 and a postgraduate degree in International Business law at Paris 1 University in 1978. After graduation, he joined Clifford Turner (now Clifford Chance) and then, in 1982, joined Stein Heurtey, an engineering firm, where he was responsible for legal affairs. In 1984, Mr. Ollivier joined Thomson CSF where he first worked in the Electronics systems and equipment branch, later moving to corporate headquarters. Mr. Ollivier became general counsel of STMicroelectronics in 1990, a position he has held since. From 1994 until 2007, he also acted as Executive Secretary of the Supervisory Board. In January 2008, Mr. Ollivier was promoted Corporate Vice President. In addition to legal matters involving contracts, litigation and general corporate matters, his responsibilities include intellectual property and patents, as well as the worldwide insurance programs for ST’s global group of companies.

Carmelo Papa is Executive Vice President, member of the Corporate Strategic Committee and General Manager of STMicroelectronics’ Industrial & Multisegment Sector, which comprises power and analog devices, microcontrollers, MEMS, as well as discrete, special non-volatile memory and Smartcard products. He has held this position since January 2007. Mr. Papa started his professional career with ICL (International Computers Limited). He joined SGS Microelettronica, a predecessor company to STMicroelectronics, in 1983, and three years later was promoted to Director of Product Marketing and Customer Service for Transistors and Standard ICs. In 2000, he was appointed Corporate Vice President, Emerging Markets, comprising Africa and the Middle East, India, Latin America, Russia and the Eastern European countries. In 2005, he was appointed to lead the Micro, Power and Analog Group, serving a broad customer base in a large variety of applications with a special emphasis on the industrial segment. In October 2010, Mr. Papa was appointed Chairman of the European Platform on Smart Systems, an industry-driven initiative focused on innovation in nanotechnologies and smart systems integration. Mr. Papa graduated with a degree in Nuclear Physics from the University of Catania.

Jerome Roux is Corporate Vice President, Global Purchasing and Outsourcing. He has held this position since 2008 and was promoted to Corporate Vice President in February 2012. Mr. Roux began his career in 1988 in SGS-Thomson Tours, a predecessor company to STMicroelectronics, in the Planning department. After 5 years, he moved to the factory in Casablanca, Morocco as Material Manager taking care of Planning, Procurement & Material Warehousing. From 1999 to 2002, he was the Asia Pacific Marketing Director for the DSG Group of STMicroelectronics based in Singapore and then in Shanghai. In 2003, he moved to a supplier company of STMicroelectronics as Managing Director and Member of the Board. In 2006, he returned to STMicroelectronics as a Group Vice President in charge of Assembly & Testing Outsourcing Operations (GOBM). Mr. Roux is serving as Advisor for the French Government on Foreign Trades, CCEF (Conseiller du Commerce Exterieur pour la France) Vice President and Board Member of the Singapore sector. Mr. Roux graduated from ISG Business School in Paris (Institut Superieur de Gestion), with a Master in Commerce.

Benedetto Vigna is Executive Vice President, General Manager of the Analog, MEMS and Sensors Product Group, and has held this position since September 2011. Mr. Vigna joined STMicroelectronics’ R&D Lab in Castelletto, Italy, in 1995. Six years later, he was appointed Director of the MEMS Business Unit, responsible for design, manufacturing and marketing of ST’s MEMS accelerometers and gyroscopes. These have been successfully adopted by large consumer equipment manufacturers for motion-activated user interfaces in many popular devices, including the Nintendo Wii game console and a wide range of smartphones and tablets. In 2007, Mr. Vigna’s organization was transformed into a Product Division and his scope was subsequently enlarged to include management of Sensors, RF, High-Performance Analog and Mixed Signal, as well as Interface, Audio for Portable, and General-Purpose Analog products. Mr. Vigna has filed more than 130 patents on micromachining to date in this field. He also served as industrial consultant for the President of the Italian Scientific Research Center. Mr. Vigna graduated with a degree in Subnuclear Physics from the University of Pisa, Italy.

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

Compensation

Pursuant to the decisions adopted by our shareholders at the annual shareholders’ meeting held on May 3, 2011, the aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2011 was €1,178,375 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors’ Fees
Didier Lombard	€152,500
Bruno Steve	€156,500
Jean d’Arthuys	€79,000
Raymond Bingham	€93,875
Douglas Dunn	€88,250
Jean Georges Malcor	€76,500
Alessandro Ovi	€93,875
Alessandro Rivera	€77,500
Tom de Waard	€214,625
Antonino Turicchi	€72,875
Gérard Arbola	€72,875
Total	€1,178,375

We do not have any service agreements with members of our Supervisory Board.

The total amount paid as compensation in 2011 to our executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, as well as executive officers employed by us during 2011, was approximately $24.2 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The relative charges and non cash benefits were approximately $14.9 million. Within such amount, the remuneration of the current sole member of our Managing Board and President and CEO in 2011 was:

Sole Member of Our Managing Board and President and CEO	Salary	Bonus(1)	Non cash Benefits(2)	Total
Carlo Bozotti	$1,050,271	$1,458,239	$1,417,642	$3,926,152

(1)	The bonus paid to the sole member of our Managing Board and President and CEO during the 2011 financial year was approved by the Compensation Committee, and approved by the Supervisory Board in respect of the 2010 financial year, based on fulfillment of a number of pre defined objectives for 2010.
(2)	Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances.

Mr. Bozotti was re appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders’ meeting on May 3, 2011 for a three year period. In each of the years 2008, 2009 and 2010, Mr. Bozotti was granted, in accordance with the compensation policy approved by the shareholders’ meeting, up to 100,000 nonvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

In 2009, our Supervisory Board approved the terms of Mr. Bozotti’s employment by us, which are consistent with the compensation policy approved by our 2005 annual shareholders’ meeting.

Effective May 1, 2011, the terms of Mr. Bozotti’s employment were further modified and reviewed by our Supervisory Board.

Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, EIP, Pension and other items covered by the compensation policy approved by our shareholders.

Consistent with this compensation policy, the Supervisory Board, upon the recommendation of its compensation committee, set the criteria to be met for Mr. Bozotti for attribution of his 2011 bonus (based on new product introductions, market share and budget targets, as well as corporate governance initiatives). The Supervisory Board, however, has not yet determined the amount of the CEO bonus for 2012.

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

With regard to Mr. Bozotti’s 2010 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board noted that only two out of the three performance criteria linked to sales, operating income and cash flow had been met under the employee stock award plan and concluded that Mr Bozotti was entitled to 66,672 stock awards, which vest as defined by the plan one year, two years and three years, respectively after the date of the grant provided Mr Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr Bozotti’s 2011 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board, however, has not yet determined whether the performance criteria which condition the vesting (and which, as for all employees benefiting from nonvested share awards, are linked to sales, operating income and return on net assets) have been met.

During 2011, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. In respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2011 we made a contribution of $0.3 million to the plan of our current President and Chief Executive Officer, $0.2 million to the plan of our Chief Operating Officer, and $0.6 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2011 and no longer salaried in 2011, was $0.6 million.

Except as provided below, we did not extend any loans or overdrafts to our Supervisory Board members or to the sole member of our Managing Board and President and CEO. Furthermore, we have not guaranteed any debts or concluded any leases with our Supervisory Board members or their families, or the sole member of the Managing Board or his family.

For information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our executive officers, please refer to “— Stock Awards and Options” below.

The current members of our Executive Committee and the Managing Board were covered in 2011 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2011 to provide pension, retirement or similar benefits for our Executive Committee and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.3 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Share Ownership

None of the members of our Supervisory Board and Managing Board or our executive officers holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Awards and Options

Our stock options and stock award plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or nonvested stock awards that benefit our President and CEO as well as key employees (employee stock options and/or employee nonvested stock award plans) and stock options or vested stock awards that benefit our Supervisory Board members and professionals (Supervisory Board stock options and/or stock award plans).

Pursuant to the shareholders’ resolutions adopted by our 2008, 2009, 2010 and 2011 annual shareholders’ meetings, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•

approved, for a five year period, our 2008 nonvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us;

•	approved conditions relating to our 2009 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2010 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance; and

•	approved conditions relating to our 2011 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance.

We use our treasury shares to cover the stock awards granted under the Employee USA Plans. In the year ended as of December 31, 2011, 3,346,791 stock awards granted in relation to the 2008, 2009 and 2010 plans had vested, leaving 25,564,711 treasury shares outstanding. The 2011 Employee nonvested stock award plan generated an additional charge of $5 million in the consolidated statement of income for 2011, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

The exercise of stock options and the sale or purchase of shares of our stock by the members of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employee and Managing Board Stock Based Compensation Plans

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

In 2005, our shareholders at our annual shareholders’ meeting approved a modification to our 2001 Stock Option Plan so as to provide the grant of up to four million nonvested stock awards instead of stock options to our senior executives and certain of our key employees, as well as the grant of up to 100,000 nonvested Stock Awards instead of stock options to our President and CEO. A total of 4,159,915 shares have been awarded pursuant to the modification of such plan, which includes shares that were awarded to employees who subsequently left our Company thereby forfeiting their awards. Certain forfeited share awards were subsequently awarded to other employees.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the nonvested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding and nonvested as of December 31, 2011.

2001 Plan (Employees)

April 25, 2001

(outstanding grants)

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7
Date of the grant	27 Apr 01	4 Sep 01	1 Nov 01	2 Jan 02	25 Jan 02	25 Apr 02	26 Jun 02
Total Number of Shares which may be purchased	9,521,100	16,000	61,900	29,400	3,656,103	9,708,390	318,600
Vesting Date	27 Apr 03	4 Sep 03	1 Nov 03	2 Jan 04	25 Jan 03	25 Apr 04	26 Jun 04
Expiration Date	27 Apr 11	4 Sep 11	1 Nov 11	2 Jan 12	25 Jan 12	25 Apr 12	26 Jun 12
Exercise Price	$39.00	$29.70	$29.61	$33.70	$31.09	$31.11	$22.30
Terms of Exercise	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	27 Apr 03	4 Sep 03	1 Nov 03	2 Jan 04	25 Jan 03	25 Apr 04	26 Jun 04
	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	27 Apr 04	4 Sep 04	1 Nov 04	2 Jan 05	25 Jan 04	25 Apr 05	26 Jun 05
	36% on	36% on	36% on	36% on		36% on	36% on
	27 Apr 05	4 Sep 05	1 Nov 05	2 Jan 06		25 Apr 06	26 Jun 06
Number of Shares to be acquired with Outstanding Options as of December 31, 2011	0	0	0	17,800	2,357,773	6,669,201	82,706
Held by Managing Board/Executive Officers	0	0	0	0	122,860	327,530	0

2001 Plan (Employees) (continued)

April 25, 2001

(outstanding grants)

	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17
Date of the grant	1 Aug 02	17 Dec 02	14 Mar 03	3 Jun 03	24 Oct 03	2 Jan 04	26 Apr 04	1 Sep 04	31 Jan 05	17 Mar 05
Total Number of Shares which may be purchased	24,500	14,400	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	1 Aug 04	17 Dec 04	14 Mar 05	3 Jun 05	24 Oct 05	2 Jan 06	26 Apr 06	1 Sep 06	31 Jan 07	17 Mar 07
Expiration Date	1 Aug 12	17 Dec 12	14 Mar 13	3 Jun 13	24 Oct 13	2 Jan 14	26 Apr 14	1 Sep 14	31 Jan 15	17 Mar 15
Exercise Price	$20.02	$21.59	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1 Aug 04	17 Dec 04	14 Mar 05	3 Jun 05	24 Oct 05	2 Jan 06	26 Apr 06	1 Sep 06	31 Jan 07	17 Mar 07
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1 Aug 05	17 Dec 05	14 Mar 06	3 Jun 06	24 Oct 06	2 Jan 07	26 Apr 07	1 Sep 07	31 Jan 08	17 Mar 08
	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on
	1 Aug 06	17 Dec 06	14 Mar 07	3 Jun 07	24 Oct 07	2 Jan 08	14 Mar 08	1 Sep 08	31 Jan 09	17 Mar 09
Number of Shares to be acquired with Outstanding Options as of December 31, 2011	1,300	12,900	8,080,781	151,850	86,650	11,200	8,517,310	98,381	17,300	0
Held by Managing Board/ Executive Officers	0	0	394,350	0	31,000	0	479,200	0	0	0

2008 nonvested Stock Award Plan — 2008 Allocation

In 2008, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008, up to six million nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2008 also approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,773,705 shares have been awarded under such allocation as of December 31, 2011, out of which none remain outstanding and nonvested as of December 31, 2011.

2008 nonvested Stock Award Plan — 2009 Allocation

In 2009, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2009, up to six million nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2009 also approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,583,540 shares have been awarded under such allocation as of December 31, 2011, out of which up to 1,257,038 remain outstanding but nonvested as of December 31, 2011.

2008 nonvested Stock Award Plan — 2010 Allocation

In 2010, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2010, up to 6,516,460 nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2010 approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 6,566,375 shares have been awarded under such allocation as of December 31, 2011, out of which up to 3,224,558 remain outstanding but nonvested as of December 31, 2011.

2008 nonvested Stock Award Plan — 2011 Allocation

In 2011, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2011, up to 6,150,000 nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2011 approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,976,630 shares have been awarded under such allocation as of December 31, 2011, out of which up to 5,945,815 remain outstanding but nonvested as of December 31, 2011.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, has approved the conditions which shall apply to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2011, and to the continued presence at the defined vesting dates in 2012, 2013 and 2014 of the beneficiaries of the nonvested stock awards.

Furthermore, the Compensation Committee, on behalf of the entire Supervisory Board and with the approval of the entire Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed 6,150,000 for 2011 shares.

The implementation of our Stock Based Compensation Plan for Employees is subject to periodic proposals from our Managing Board to our Supervisory Board, and recommendations by the Compensation Committee of our Supervisory Board.

Supervisory Board Stock Option Plans

1999 Stock Option Plan for members and professionals of our Supervisory Board. A plan was adopted in 1999 for a three year period expiring on December 31, 2001 (the “1999 Stock Option Plan”), providing for the grant of at least the same number of options as were granted during the period from 1996 to 1999.

2002 Stock Option Plan for members and professionals of our Supervisory Board. A 2002 plan was adopted on March 27, 2002 (the “2002 Stock Option Plan”). Pursuant to the 2002 Stock Option Plan, the annual shareholders’ meeting authorized the grant of 12,000 options per year to each member of our Supervisory Board during the course of his three year tenure (during the three year period from 2002 to 2005), and 6,000 options per year to all of the professionals. Pursuant to the 1999 Stock Option Plan and 2002 Stock Option Plan, stock options for the subscription of 819,000 shares were granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of our Supervisory Board under the 1999 Stock Option Plan and 2002 Stock Option Plan as shown in the table below:

1999 and 2002 Plans

(for Supervisory Board Members and Professionals)

(outstanding grants)

Date of Annual Shareholders’ Meeting	May 31, 1999	March 27, 2002
	Tranche 3	Tranche 1	Tranche 2	Tranche 3
Date of the grant	27 Apr 01	25 Apr 02	14 Mar 03	26 Apr 04
Total Number of Shares which may be purchased	112,500	132,000	132,000	132,000
Vesting Date	27 Apr 02	25 May 02	14 Apr 03	26 May 04
Expiration Date	27 Apr 11	25 Apr 12	14 Mar 13	26 Apr 14
Exercise Price	$39.00	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2011	0	108,000	108,000	132,000

At December 31, 2011, options to purchase a total of 348,000 common shares were outstanding under the 2002 Stock Option Plan.

2005, 2006 and 2007 Stock based Compensation for members and professionals of the Supervisory Board. Our 2005 Annual Shareholders’ meeting approved the adoption of a three-year stock-based compensation plan for Supervisory Board members and Professionals. The plan provided for the grant of a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares for each of the Professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our share. Pursuant to our 2007 annual shareholders’ meeting, the 2005 plan was modified and the maximum number was increased to 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares per year for each professional of the Supervisory Board for the remaining year of the plan.

In 2005, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2008. In 2006, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2009. In 2007, 165,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2010.

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock Based Compensation Plan as of December 31, 2011. See Note 16 to our Consolidated Financial Statements.

	2005	2006	2007
Total number of Shares outstanding	0	0	0
Expiration date	25 Oct 15	29 Apr 16	28 Apr 17

2008, 2009 and 2010 Stock based Compensation for members and professionals of the Supervisory Board. Our 2008 annual shareholders’ meeting approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our shares. In 2008, 165,000 shares were granted to the beneficiaries under such plan, out of which 0 were outstanding as of December 31, 2011. In 2009, 165,000 shares were granted to the beneficiaries under such plan, out of which 35,000 were outstanding as of December 31, 2011. In 2010, 172,500 shares were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2011.

The table below reflects the grants to the Supervisory Board members and professionals under the 2008 Stock Based Compensation Plan as of December 31, 2011. See Note 16 to our Consolidated Financial Statements.

	2008	2009	2010
Total number of Shares outstanding	0	35,000	75,000
Expiration date	14 May 18	20 May 19	27 May 20

2011, 2012 and 2013 Stock-based Compensation for members and professionals of the Supervisory Board. Our 2011 annual shareholders’ meeting approved the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our shares. In 2011, 172,500 shares were granted to the beneficiaries under such plan, out of which 142,500 were outstanding as of December 31, 2011.

	2011	2012	2013
Total number of Shares outstanding	142,500	—	—
Expiration date	05 May 21	—	—

Employees

The tables below set forth the breakdown of employees, including the employees of the consolidated entities of ST-Ericsson JVS, by main category of activity and geographic area for the past three years.

	At December 31,
	2011	2010	2009
France	10,570	11,080	10,960
Italy	8,780	8,620	8,290
Rest of Europe	2,630	2,760	3,200
United States	1,310	1,870	2,000
Mediterranean (Malta, Morocco, Tunisia)	4,440	4,760	4,630
Asia	21,720	24,210	22,480
Total	49,450	53,300	51,560

	At December 31,
	2011	2010	2009
Research and Development	11,940	11,910	12,330
Marketing and Sales	2,510	2,540	2,640
Manufacturing	29,810	33,580	31,300
Administration and General Services	2,580	2,620	2,560
Divisional Functions	2,610	2,650	2,730
Total	49,450	53,300	51,560

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of February 13, 2012:

	Common Shares Owned
Shareholders	Number	%
ST Holding II	250,704,754	27.53
Public	573,557,795	62.99
Brandes Investment Partners(1)	60,732,545	6.67
Treasury shares	25,564,711	2.81

Total	910,559,805	100

(1)	According to information filed in 2012 on Schedule 13G, Brandes Investment Partners’ shares in our company are beneficially owned by the following group of entities: Brandes Investment Partners, L.P., Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby.

Our principal shareholders do not have different voting rights from those of our other shareholders.

ST Holding II is a wholly owned subsidiary of ST Holding. As of December 31, 2011, FT1CI (the “French Shareholder”), controlled by FSI and CEA, and the Ministry of the Economy and Finance (the “Italian Shareholder”), directly held 50% each in ST Holding. The indirect interest of FT1CI and the Ministry of the Economy and Finance in us is split on a 50%-50% basis. Through a structured tracking stock system implemented in the Articles of Association of ST Holding and ST Holding II, FT1CI and the Ministry of the Economy and Finance each indirectly held 125,352,377 of our common shares, representing approximately 13.7% of our issued share capital as of December 31, 2011. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of FT1CI or the Ministry of the Economy and Finance, will decrease or, as the case may be, increase the indirect interest of, respectively, FT1CI or the Ministry of the Economy and Finance, in our issued share capital. FT1CI is a jointly held company originally set up by Areva and France Telecom to control the interest of French shareholders in ST Holding. On December 31, 2010, FT1CI was controlled by Areva (79.2%) and CEA (20.8%). On March 30, 2011, FSI acquired Areva’s indirect interest in STMicroelectronics N.V., representing 10.9% of STMicroelectronics N.V.’s share capital (through the acquisition of Areva’s stake in FT1CI), at a price of €7.00 per share for a total of €695 million and signed a deed of adherence to the STH Shareholders’ Agreement. FSI thus substitutes and succeeds Areva as a party to the STH Shareholders’ Agreement, and Areva no longer holds any direct or indirect stake in STMicroelectronics N.V. and is no longer a party to the STH Shareholders’ Agreement. As of December 31, 2011, FSI and CEA are the sole shareholders of FT1CI, holding respectively 79.2% and 20.8% of FT1CI’s share capital. FSI is a strategic investment fund 51% owned by Caisse des dépôts et consignations and 49% owned by the French State. CEA is a French government-funded technological research organization.

ST Holding II owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding II may further dispose of its shares as provided below in “— Shareholders’ Agreements — Disposals of our Common Shares” and pursuant to the eventual conversion of our outstanding convertible instruments. Set forth below is a table of ST Holding II’s holdings in us as of the end of each of the past three financial years:

	Common Shares Owned
	Number	%
December 31, 2011	250,704,754	27.5
December 31, 2010	250,704,754	27.5
December 31, 2009	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, FSI, CEA, the Ministry of the Economy and Finance or FT1CI may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2011:

(1)	In addition to the 27.5% held by ST Holding and the 69.7% held by the Public, 2.8% are held by us as Treasury Shares.

On December 21, 2011, the Board of ST Holding met and decided to propose a merger of ST Holding II into ST Holding at the next shareholders’ meetings of ST Holding and ST Holding II, such merger to be completed by the end of June 2012 with retroactive effect as of January 1, 2012. After this merger is completed, any reference to ST Holding II in this statement should refer to ST Holding.

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

Shareholders’ Agreements

STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’

agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008. The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supersedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are FSI, CEA and their joint company FT1CI (the “French Shareholder”) and the Ministry of the Economy and Finance (the “Italian Shareholder”).

Pursuant to the terms of the STH Shareholders’ Agreement, the parties have agreed to certain corporate governance rights provided that they maintain certain levels of respective interests in ST Holding and in the Company’s share capital. See further details below.

Merger of the Holding Companies

The French Shareholder and the Italian Shareholder have agreed to merge the two holding companies (ST Holding and ST Holding II) in order to simplify to the extent possible or desirable the structure through which they own their interests in us. In any case, at least one holding company will continue to exist to hold our common shares. The company that now holds or may hold our common shares in the future for indirect shareholders is referred to below as the “holding company”.

Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding and ST Holding II, subject to certain limited exceptions.

Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between FT1CI and the Ministry of the Economy and Finance (FT1CI and the Ministry of the Economy and Finance are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

As of January 1, 2012, if any STH Shareholder falls under this threshold, it will not be able to restore the Balance Period by subsequently increasing its voting stake, and the Balance Period will terminate, unless the parties agree otherwise. The STH Shareholders’ Agreement provides that during the Balance Period, ST Holding will have a managing board comprised of two members (one member designated by FT1CI, and one designated by the Ministry of the Economy and Finance) and a supervisory board comprised of six members (three designated by FT1CI and three designated by the Ministry of the Economy and Finance). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between the Ministry of the Economy and Finance on the one hand and FT1CI on the other hand. The current Chairman of ST Holding is Mr. Alain Dutheil and the Vice-Chairman is Mr. Luciano Acciari.

As regards STMicroelectronics N.V., the STH Shareholders’ Agreement provides that during the Balance Period: (i) each of the STH Shareholders (FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to our annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our annual shareholders meeting. The STH Shareholders Agreement also provides that the Chairman of our Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant

Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of the Vice-Chairman be entitled to propose the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of our Supervisory Board.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice-Chairman of our Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and those of us; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and that of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and the Ministry of the Economy and Finance or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.

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

At the end of the Balance Period (i.e., once a shareholder’s voting stake in ST Holding has decreased under the 47.5% threshold (such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”)), the members of our Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described in the following paragraph.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

(i)	As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of our issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in us at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party.

(ii)	As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in us, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings.

(iii)	Any decision to vote our shares held by the holding company at any general meeting of our shareholders with respect to any substantial and material merger decision. In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

(iv)	In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for our Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to our Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in our company.

Disposals of our Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. The holding company may enter into escrow arrangements with STH Shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH Shareholders that dispose of our shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

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

Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

Duration

The STH Shareholders’ Agreement will remain in force as long as the Ministry of the Economy and Finance, on the one hand, and any of FSI, FT1CI or CEA, on the other hand, are shareholders of the holding company.

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

Preference Shares

On November 22, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”). This is a common practice used by a majority of publicly traded Dutch companies. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is legally independent of our Company and our major shareholders. Our Supervisory Board approved this option agreement, entered into on January 22, 2007, with a duration of ten years, to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. It provides for the issuance of up to a maximum of 540,000,000 preference shares.

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

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to approval by our Supervisory Board, other than pursuant to an exercise of the call option granted to the Stichting.

Related Party Transactions

One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), one of our Supervisory Board members is a member of the Supervisory Board of Soitec, two of the members of the Supervisory Board are also members of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. One of our executive officers is a member of the Board of Directors of Soitec and Adecco. Adecco, as well as Oracle’s new subsidiary PeopleSoft, supply certain services to our Company. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s length basis in line with market practices and conditions.

For the years ended December 31, 2011, December 31, 2010 and December 31, 2009, our related party transactions were primarily with our significant shareholders, or their subsidiaries and companies in which our management perform similar policymaking functions. These include, but are not limited to: Adecco, Areva, BESI, France Telecom, Equant, Orange, Flextronics, Oracle and Technicolor.

See Note 25 to Our Consolidated Financial Statements for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity-method investments.

Item 8.	Financial Information

Financial Statements

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license for patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in this Form 20-F, which may be updated from time to time in our public filings. We are also party to certain disputes which are not related to patents or other IP rights.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated. As of December 31, 2011, provisions for estimated probable losses with respect to legal proceedings were not considered material. In addition, the amount we estimated for possible losses was between $10 million and $50 million. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment. There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities. Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc.

In 2006, Tessera initiated a patent infringement lawsuit against us and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera also filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against us and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera which related to ball grid array packaging technology expired in September 2010. The Court of Appeal affirmed the ITC’s orders and on November 28, 2011, the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final.

The District Court proceedings have recently been revived in California. Pursuant to these proceedings, Tessera may continue to seek an unspecified amount of monetary damages as compensation for alleged infringement of its two packaging patents now expired. The Schedule for the proceedings has not yet been fixed.

We are a party to legal proceedings with Rambus Inc.

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against us and numerous other parties, asserting that we engaged in unfair trade practices by importing certain memory controllers and devices using certain interface technologies that allegedly infringe certain patents owned by Rambus. The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same. The complaint further seeks a cease and desist order directing us and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents. On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint. We filed our response to the complaint on February 1, 2011. A trial was held before the ITC from October 11, 2011 until October 20, 2011. On March 2, 2012, the ITC issued an Initial Determination ruling that we, along with our other co-defendants, did not violate the five patents asserted by Rambus. The ITC’s Final Determination is expected on or before July 5, 2012.

Also on December 1, 2010, Rambus filed a lawsuit against us in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus’ patent infringement claims pending completion of the aforementioned ITC proceedings. The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents. No trial date has yet been set. We intend to vigorously defend our position in these matters.

Following a request made in March 2011, we have been informed that on February 1, 2012, the President of the Second Chamber of the European Court of Justice issued an order allowing us to intervene in a case between Hynix, on the one hand, and the European Commission and Qualcomm on the other hand, seeking annulment of the European Commission decision of December 9, 2009, which made binding certain commitments by Rambus on maximum royalty rates that would be applicable to a license of the patents asserted by Rambus against us, should we decide to enter into such a license.

We are a party to arbitration proceedings following a complaint filed by NXP Semiconductors.

On December 4, 2009, we received from the International Chamber of Commerce a notification of a request for arbitration filed by NXP Semiconductors Netherlands BV (“NXP”) against us, claiming compensation for so-called underloading costs of approximately $59 million pursuant to a Manufacturing Services Agreement entered into between NXP and ST-NXP Wireless, at the time of the creation of ST-NXP Wireless, our wireless semiconductor products joint venture with NXP. During the second quarter of 2011, an arbitration hearing was held in Paris regarding this claim. Final briefs were filed in July 2011 and we are expecting the decision from the arbitral panel by the end of March 2012. We remain confident in the strength of our legal position regarding this claim.

We and our subsidiaries are also involved in other legal proceedings, claims and litigation arising in the ordinary course of business.

All pending claims and legal proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to prosecute and defend. The results of legal proceedings are inherently uncertain, and material adverse outcomes are possible. The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, which could adversely impact our product gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the type of work that employees involved in such litigation may perform for us. From time to time we may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement. The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs. Furthermore, the settlement of any intellectual property proceeding may require us to grant a license to certain of our intellectual property rights to the other party under a cross-license agreement. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected. In addition, from time to time we are approached by holders of intellectual property to engage in discussions about our obtaining licenses to their intellectual property. We will disclose the nature of any such discussion if we believe that (i) it is probable an intellectual property holder will assert a claim of infringement, (ii) there is a reasonable possibility the outcome (assuming assertion) will be unfavorable, and (iii) the resulting liability would be material to our financial condition. We also constantly review the merits of litigation and claims which we are facing and decide to make an accrual when we are able to reasonably determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. To date, we have not determined on such basis that any of the litigation or claims which we are facing gives rise to a material liability, singly or in the aggregate.

Risk Management and Insurance

We cover our industrial and business risks through insurance contracts with top-ranking insurance carriers, to the extent reasonably permissible by the insurance market which does not provide insurance coverage for certain risks and imposes certain limits, terms and conditions on coverage that it does provide.

Risks may be covered either through local policies or through corporate policies negotiated on a worldwide level for the ST Group of Companies. Corporate policies are negotiated when the risks are recurrent in several of our affiliated companies.

Currently we have four corporate policies covering the following risks:

•	Property damage and business interruption;

•	General liability and product liability;

•	Directors and officers liability; and

•	Transportation risks.

Our policies generally cover a twelve-month period although may be subscribed for a longer period if conditions for a longer term arrangement are deemed beneficial to us. Such policies are subject to certain terms and conditions, exclusions and limitations, generally in line with prevailing conditions, exclusions and limitations, in the insurance market. Pursuant to such conditions, risks such as terrorism, earthquake, fire, floods, consequential damages and loss of production, may not be fully insured and we may not, in the event of a claim under a policy, receive an indemnification from our insurers commensurate with the full amount of the damage we have incurred. Furthermore, our product liability insurance covers physical and direct damages, which may be caused by our products; however, immaterial, non-consequential damages resulting from failure to deliver or delivery of defective products are generally not covered because such risks are considered to occur in the ordinary course of business and cannot be insured. We may decide to subscribe for excess coverage in addition to the coverage provided by our standard policies. If we suffer damage or incur a claim, which is not covered by one of our corporate insurance policies, this may have a material adverse effect on our results of operations.

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

In the past five years, we have paid the following dividends:

•	On May 3, 2011, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2010 of $0.40 per share.

•	On May 25, 2010, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2009 of $0.28 per share.

•	On May 20, 2009, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2008 of $0.12 per share.

•	On May 14, 2008, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2007 of $0.36 per share.

•	On April 26, 2007, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2006 of $0.30 per share.

Future dividends will depend on our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important.

Item 9.	Listing

Since 1994, our common shares have been traded on the NYSE under the symbol “STM” and CUSIP #861012102 and listed on the compartment A (large capitalizations) of the Euronext Paris under the ISIN Code NL0000226223. On June 5, 1998, our common shares began trading on the Borsa Italiana.

Since November 12, 1997, our common shares have been included in the CAC 40 Index, the main benchmark for Euronext Paris. Tracking a sample of Blue Chip stocks, its performance is closely correlated to that of the market as a whole. The index contains 40 stocks selected among the top 100 market capitalization and the most active stocks listed on Euronext Paris, and is the underlying asset for options and futures contracts. The base value is 1,000 at December 31, 1987.

Since March 18, 2002, our common shares have been included in the FTSE MIB Index (formerly the S&P/MIB and MIB 30 Index, respectively). The FTSE MIB Index measures the performance of 40 Italian equities and seeks to replicate the broad sector weights of the Italian stock market. The Index is derived from the universe of stocks trading on the Borsa Italiana main equity market. Each stock is analyzed for size and liquidity, and the overall Index has appropriate sector representation. The FTSE MIB Index is market cap-weighted after adjusting constituents for float. Since January 29, 2010, our common shares have been included in the FTSE MIB Dividend Index, the index which represents the cumulative value of ordinary gross dividends paid by the individual constituents of the underlying FTSE MIB Index, expressed in terms of index points.

On June 23, 2003, we were admitted into the NASDAQ OMX’s PHLX Semiconductor Sector Index (“SOX”). The SOX is a widely followed, modified capitalization-weighted index composed of companies primarily involved in the design, distribution, manufacture and sale of semiconductors.

Our common shares could be removed from the CAC 40, the FTSE MIB Indices and the SOX at any time, and the exclusion or the announcement thereof could cause the market price of our common shares to drop significantly.

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares on the NYSE, on the Euronext Paris and the Borsa Italiana.

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Annual Information for the Past Five Years
2007	20.84	14.22	15.61	9.70	15.60	9.80
2008	14.35	5.90	9.89	4.52	9.90	4.52
2009	10.28	3.73	7.02	2.97	7.03	2.97
2010	10.73	6.51	8.08	5.16	8.09	5.15
2011	13.53	5.34	9.73	3.96	9.73	3.96
Quarterly Information for the Past Two Years
2010
First quarter	9.97	7.87	7.51	5.73	7.51	5.72
Second quarter	10.73	7.28	8.08	5.91	8.09	5.92
Third quarter	8.86	6.51	6.99	5.16	6.98	5.15
Fourth quarter	10.51	7.22	7.90	5.32	7.90	5.33
2011
First quarter	13.53	10.60	9.73	7.90	9.73	7.91
Second quarter	12.85	9.06	9.11	6.41	9.11	6.42
Third quarter	10.37	5.61	7.19	3.96	7.20	3.96
Fourth quarter	7.65	5.34	5.54	4.16	5.54	4.16
Monthly Information for the Past Six Months
2011
September	7.12	5.61	5.20	3.96	5.20	3.96
October	7.65	5.96	5.54	4.53	5.54	4.53
November	7.53	5.61	5.48	4.17	5.47	4.16
December	6.43	5.34	4.85	4.16	4.86	4.16
2012
January	7.39	6.03	5.83	4.59	5.83	4.59
February (as of February 29, 2012)	7.70	6.68	5.75	5.09	5.75	5.09

Source:	Bloomberg

Of the 884,995,094 common shares outstanding as of December 31, 2011, 69,823,461, or 7.9%, were registered in the common share registry maintained on our behalf in New York and 564,466,879, or 63.8%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana.

Market Information

Since 1994, our shares have been traded on the NYSE. In addition, our shares have been listed on the Borsa Italiana since 1998 and on the Euronext Paris since 2001. Our 2016 Convertible Bonds are traded on the Luxembourg Stock Exchange.

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

Unless an exemption or an exception applies, we are subject to (i) a prohibition from offering securities in The Netherlands or have securities admitted to trading on a regulated market situated or operating in The Netherlands without the publication of a prospectus, which has been approved by the Dutch Authority for the Financial Markets (“Autoriteit Financiële Markten”) (“AFM”) or by a supervisory authority of another European Union (“EU”) Member State or State, not being an EU Member State, that is party to the European Economic Area (“EEA”) Agreement (“Member State”) (and the same prohibition applies for such offers in other jurisdictions of the EEA); (ii) a prohibition of proceeding with any transaction in our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments, in the event where we would possess inside information; and (iii) certain restrictions (related to market manipulation, market abuse and insider trading) in repurchasing our shares. Furthermore, we are required to inform the AFM immediately if our issued and outstanding share capital or voting rights change by 1% or more since our previous notification. Other changes in our share capital or voting rights need to be notified periodically. Also, the sole member of our Managing Board and the members of our Supervisory Board (unless they have already been notified pursuant to the requirements described below in “— Disclosure of Holdings and capital interest under Dutch Law”), certain of their relatives, entities closely related with them and (under certain circumstances) members of senior management must notify the AFM of all transactions conducted or effected on their own account relating to our shares admitted to trading on a regulated market in the EEA or in any financial instrument the value of which depends in part on the value of these shares. The AFM keeps a public register of all notifications made pursuant to the FMSA. The provisions of the FMSA regarding statements of holdings in our share capital and voting rights are described below in “— Shareholders’ Meetings, Attendance at Shareholders’ Meetings and Voting Rights — Disclosure of Holdings and capital interest under Dutch Law”.

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

Applicable French Legislation

As our registered offices are based in The Netherlands, the French Autorité des marchés financiers (“AMF”) is not the competent market authority to control our disclosure obligations. The AMF General Regulation only requires that the periodic and ongoing information to be disclosed pursuant to the EU Transparency Directive and which content is controlled by the AFM (for instance the annual, half-yearly and quarterly financial reports or any inside information) also be disclosed at the same time in France and made available on our Internet website.

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

Applicable Italian Legislation

Our common shares are listed on the Mercato Telematico Azionario (the “MTA”), the Italian automated screen-based quotation system organized and administered by Borsa Italiana and subject to the supervision of the Commissione Nazionale per le Società e la Borsa (“CONSOB”). Because our common shares are listed on the MTA, as described in “Item 9. Listing” above, we are required to publish certain information in order to comply with (i) the Financial Act and related regulations promulgated by the CONSOB and (ii) certain rules of the Borsa Italiana. These requirements are related to: (i) disclosure of price-sensitive information (such as capital increases, mergers, creation of joint subsidiaries, major acquisitions, approval of draft financial statements, proposals for dividend payments, approval of financial statements and interim reports); (ii) periodic information (such as financial statements to be provided in compliance with the jurisdiction of the country of incorporation) or information on the exercise of shareholders’ rights (such as the calling of the shareholders’ meeting or the exercise of pre-emptive rights); (iii) the publication of research, budgets and projections; and (iv) in certain circumstances, dissemination to the public in Italy, and communication to CONSOB, of any additional information that we provide to our shareholders in countries other than Italy where our shares are listed on a stock exchange.

As a result of our admission to the FTSE MIB Index, we must comply with certain additional stock market rules. These additional provisions require that we announce through a press release, within one month from our year-end closing (i) the month in which the payment of the dividend for the year ended, where applicable, is planned to take place (if different from the month when the previous dividend was distributed), and (ii) our intent, if any, of adopting a policy of distributing interim dividends for the current year, mentioning the months when the distribution of dividends and interim dividends will take place. In the event of a modification of the information referred to in (i) and (ii) above, we shall be required to promptly update such information in another press release. In addition, stock splits and certain other transactions must be carried out in accordance with the Borsa Italiana’s calendar. We must notify the Italian stock market of any modification to the amount and distribution of our share capital. The notification must be made no later than one day after the modification has become effective under the rules to which we are subject.

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

We are exempt from the proxy solicitation rules under the United States Securities Exchange Act of 1934. Euroclear France will provide notice of shareholders’ meetings to, and compile voting instructions from, holders of shares held directly or indirectly through Euroclear France at the request of the Company, the Registrar or the voting Collection Agent. A voting collection agent must be appointed; Netherlands Management Company B.V. acts as our voting collection agent. The Depository Trust Company (“DTC”) will provide notice of shareholders’ meetings to holders of shares held directly or indirectly through DTC and the New York Transfer Agent and Registrar will compile voting instructions. In order for holders of shares held directly or indirectly through Euroclear France to attend shareholders’ meetings in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of shares held directly or indirectly through DTC to attend shareholders’ meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Transfer Agent and Registrar.

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

Our Managing Board may, subject to the approval of our Supervisory Board, also resolve that persons entitled to attend and vote at shareholders’ meetings may vote via an electronic means of communication determined by our Managing Board within a period to be set by our Managing Board prior to our shareholders’ meeting, which period cannot commence earlier than the registration date (as described above). Votes cast in accordance with the provisions of the preceding sentence are equal to votes cast at our shareholders’ meeting.

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

Under Section 5.45 of the FMSA, a notification obligation can also arise other than through the holding of shares (or voting rights). Among others, the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. The management company of a common fund (beleggingsfonds) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of our shares. As of January 1, 2012, the scope of Section 5.45 of the FMSA has been widened to include three more subcategories. First, a person is also deemed to hold shares if he has a financial instrument: (i) whose rise in value depends in part on the rise in value of the underlying shares or on dividend or other payments on those shares (in other words, a long position must be held in those shares), and (ii) which does not entitle him to acquire shares in a listed company (i.e., it is a cash-settled financial instrument). Second, a person who may, by virtue of an option, be obliged to buy shares in a listed company is also equated with a shareholder. Third, a person who has entered into a contract (other than a cash-settled financial instrument) that gives him an economic position comparable to that of a shareholder in a listed company is also deemed to hold shares for the purposes of the disclosure obligation. The AFM has introduced a policy rule regulating certain technical and operational aspects of this extension of the disclosure obligation.

Under Section 5.48 of the FMSA, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights.

The AFM will publish all notifications on its public website (www.afm.nl).

Non-compliance with the notification obligations of Chapter 5.3 of the FMSA can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our shareholders’ meeting (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of no more than five years.

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

Non-issued authorized share capital, which is different from issued share capital, allows us to proceed with capital increases excluding the preemptive rights, upon our Supervisory Board’s decision, within the limits of the authorization granted by our shareholders’ meeting of April 26, 2007, which is valid until April 25, 2012. Our annual shareholders’ meeting, held on May 3, 2011, authorized our Supervisory Board to proceed with capital increases excluding the preemptive rights up to a maximum of 10% of our issued common share capital as of December 31, 2011, increased with another 15% of our issued common share capital as of December 31, 2011, in case of mergers and acquisitions, but never exceeding the limits of our authorized share capital. This authorization is valid for three years as of April 25, 2012. However, it is not possible to predict if we will request such an authorization again and at what time and under what conditions. The impact of any future capital increases within the limit of our authorized share capital, upon the decision of our Supervisory Board acting on the delegation granted to it by our shareholders’ meeting, cannot therefore be evaluated.

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

Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on April 26, 2007, our Supervisory Board has been authorized for a period of five years to resolve to (i) issue any number of common shares and/or preference shares as comprised in our authorized share capital from time to time; (ii) to fix the terms and conditions of share issuance; (iii) to exclude or to limit preemptive rights of existing shareholders; and (iv) to grant rights to subscribe for common shares and/or preference shares, all for a period of five years from the date of such annual shareholders’ meeting, consequently ending on April 25, 2012. Our annual shareholders’ meeting held on May 3, 2011, has authorized our Supervisory Board to resolve upon (i) the issuance of shares or the granting of rights to subscribe for common shares in our share capital, up to a maximum of 10% of our issued common share capital, as per December 31, 2011, increased with another 15% of our issued common share capital, as per December 31, 2011, in the case of mergers and acquisitions, (ii) upon the terms and conditions of an issuance of common shares, and (iii) upon the limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares, all for a three-year period as of April 25, 2012, but never exceeding the limits of our authorized share capital. Our Supervisory Board has not yet acted on its authorization to increase the registered capital to the limits of the authorized registered capital.

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

Acquisition of Shares in Our Own Share Capital (Article 5)

We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders’ equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the shareholders’ meeting has authorized our Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are subject to acquisition price conditions as authorized by our shareholders’ meeting. Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on May 23, 2011, our Managing Board, subject to the approval of our Supervisory Board, is authorized for a period up to November 2, 2012 (inclusive) to acquire ST shares subject to the limits set forth above and the acquisition price conditions set forth in such shareholders’ resolution.

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

(c) your common shares do not form part of a substantial interest or a deemed substantial interest in us, within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with the predominant objective to avoid levy of income taxation or dividend withholding tax of another person and this substantial interest is not attributable to an enterprise; and

(d) if you are not an individual, no part of the benefits derived from your common shares is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

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

2. Your shares, profit participating certificates or rights to acquire shares in us are held by you or deemed to be held by you following the application of a non-recognition provision.

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

If you are a holder of common shares and you satisfy test a., but do not satisfy any one or more of tests (b), (c), and (d), your Dutch income tax position or corporation tax position, as the case may be, is not discussed in this Form 20-F.

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

You may, inter alia, derive, or be deemed to derive, benefits from your common shares that are taxable as benefits from miscellaneous activities in the following circumstances:

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

If you are a Non-resident holder of common shares and if you are resident in the non-European part of the Kingdom of the Netherlands or in a country that has concluded a double taxation treaty with The Netherlands, you may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed.

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

2. any one or more of the following threshold conditions are satisfied:

a. at the time the dividend is distributed by us, you hold shares representing at least 5% of our nominal paid up capital; or

b. you have held shares representing at least 5% of our nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by us; or

c. you are connected with us within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969); or

d. an entity connected with you within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) holds at the time the dividend is distributed by us, shares representing at least 5% of our nominal paid up capital;

3. you are not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area, under the terms of a double taxation treaty concluded with a third State; and

4. you do not perform a similar function as an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

The exemption from dividend withholding tax is not available to you if you are a Non-resident holder of common shares and pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between The Netherlands and your country of residence, you would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from dividend withholding tax will only be available to you if you are the beneficial owner of dividends distributed by us. If you are a Non-resident holder of common shares and you are resident in a Member State of the European Union with which The Netherlands has concluded a double taxation treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if you own 5% of the voting rights in us.

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

If we receive a profit distribution from a qualifying foreign entity, or a repatriation of qualifying foreign branch profit, that is exempt from Dutch corporation tax and that has been subject to a foreign withholding tax of at least 5%, we may be entitled to retain a portion of the Dutch dividend withholding tax imposed in respect of a dividend distributed by us, that ordinarily would be required to be remitted to the Dutch tax authorities. Such portion is the lesser of:

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

See the section “— Dutch Taxation — Taxes on income and capital gains” above for a description of the term Non-resident holder of common shares.

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

United States Federal Income Taxation

The following discussion is a general summary of the material U.S. federal income tax consequences to a U.S. holder (as defined below) of the ownership and disposition of our common shares. You are a U.S. holder only if you are a beneficial owner of common shares:

•

that is, for U.S. federal income tax purposes, (a) a citizen or individual resident of the United States, (b) a U.S. domestic corporation or a U.S. domestic entity taxable as a corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

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

This summary is based on the Internal Revenue Code of 1986, as amended, the U.S./NL Income Tax Treaty, judicial decisions, administrative pronouncements and existing, temporary and proposed Treasury regulations as of the date of this Form 20-F, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

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

Subject to applicable limitations, Dutch taxes withheld from a distribution paid to you at a rate not exceeding the rate provided in the U.S./NL Income Tax Treaty will be eligible for credit against your U.S. federal income tax liability. As described in “— Taxation — Dutch Taxation” above, under limited circumstances we may be entitled to retain a portion of the Dutch withholding tax that otherwise would be required to be remitted to the taxing authorities in The Netherlands. If we withhold an amount from dividends paid to you that we then are not required to remit to any taxing authority in The Netherlands, the amount in all likelihood would not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares generally will constitute “passive category income” or in the case of certain U.S. holders, “general category income”. The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a U.S. holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. You should consult your own tax advisor to determine whether and to what extent a credit would be available to you.

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2011 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to common shares and proceeds from the sale, exchange, retirement or other disposition of our common shares may be subject to information reporting to the U.S. Internal Revenue Service (the “IRS”) and possible U.S. backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification, or if you are otherwise exempt from backup withholding. U.S. persons required to establish their exempt status generally must provide certification on IRS Form W-9. Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status (generally on Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The major financial risks to which we are exposed are the foreign exchange risks related to the fluctuations of the U.S. dollar exchange rate compared to the Euro and the other major currencies in which costs are incurred, the variation of the interest rates and the risks associated to the investments of our available cash. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

Our interest income (expense), net, as reported in our consolidated statements of income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities and bank fees (including fees on committed credit lines). Our interest income (expense) is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Interest Rates”.

We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A from S&P’s or Fitch, invested as term deposits, treasury bills and FRN marketable securities and, as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. The treasury bills have a value of $181 million and the marketable securities have a value of $232 million. They are classified as available-for-sale and are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statements of changes in stockholders’ equity except if deemed to be other-than-temporary. The change in fair value of these instruments (excluding Lehman Brothers FRN) amounted to approximately $6 million before tax for the year ended December 31, 2011. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. As at December 31, 2011, after recent economic events and given our exposure to Lehman Brothers’ senior unsecured bonds for a purchase price of nearly €15 million, we had an other-than-temporary charge of $16 million, recorded in 2008 and in 2011, which represents 75% of the face value of these Floating Rate Notes, according to our best judgment. In January 2012, our Lehman Brothers floating rate notes were sold with a value slightly above their carrying amount.

In 2007, we had $415 million of Auction Rate Securities (“ARS”), representing interests in collateralized debt obligations and credit linked notes invested by Credit Suisse without our authorization. In 2008, we launched a legal action against Credit Suisse. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by us and issued by Deutsche Bank, requested that we tender the securities. Pursuant to legal advice, and while reserving our legal rights, we participated in the tender offer. As a result, we sold ARS with a face value of $154 million, collected $75 million and registered $68 million as realized losses on financial assets. On June 9, 2011, we received cash proceeds of $356.8 million from Credit Suisse as the full and final payment for the settlement of all outstanding litigation concerning ARS. Upon receipt of the funds, the ownership of the whole portfolio was transferred to Credit Suisse. We booked a pre-tax gain of approximately $329 million in the second quarter of 2011 as a result of the settlement out of which $6 million was reported on the line “selling, general and administrative” and $323 million as a realized gain on financial assets. This $356.8 million plus the $75 million already cashed in makes a total amount of $431.8 million that exceeds all losses and costs associated with the litigation.

We have significant operations in Europe, in particular our manufacturing activities in France, Italy and Malta, where our total net assets were approximately $4 billion as of December 31, 2011. In the event of the re-denomination of currencies of these countries, we could be exposed to a material devaluation of their values against the U.S. dollar, which could lead to a significant reduction of the value of our assets when expressed in U.S. dollars.

We also have a significant amount of receivables relating to tax credits, refunds and funding from the governments of certain countries in the Euro zone. As of December 31, 2011, we had $366 million of long-term government receivables almost entirely from France and Italy. In the event of a default of these countries, we could be required to recognize a significant loss.

We do not have any European sovereign debt exposure, having liquidated any European government securities that we previously held in January 2012.

We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, marketable securities and debt obligations as of December 31, 2011. The information below should be read in conjunction with Note 24 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2012	2013	2014	2015	2016	Thereafter	Fair Value at December 31, 2011
Assets:
Cash and cash equivalents	$1,912							1,912
Cash at bank and in hand	$221
Deposits at call with banks	$1,691
Average interest rate	0.74%
Current marketable securities	$413							413
Average interest rate	1.30%
Long-term debt:	$1,159	333	561	106	84	74	1	1,155
Average interest rate	1.30%

Amounts in Millions of U.S. Dollars
Long-term debt by currency as of December 31, 2011:
U.S. dollar	694
Euro	465
Total in U.S. dollars	1,159

Amounts in Millions of U.S. Dollars
Long-term debt by currency as of December 31, 2010:
U.S. dollar	1,113
Euro	582
Total in U.S. dollars	1,695

The following table provides information about our FX forward contracts and FX currency options at December 31, 2011 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2011

				Notional Amount	Average Rate	Fair Value
Buy	EUR	Sell	USD	68	1.29	(1)
Buy	JPY	Sell	EUR	10	100.07	0
Buy	USD	Sell	INR	33	53.20	(1)
Buy	USD	Sell	JPY	16	77.33	(1)
Buy	JPY	Sell	USD	21	77.34	0
Buy	SGD	Sell	USD	110	1.30	0
Buy	MYR	Sell	USD	13	3.17	0
Buy	GBP	Sell	USD	37	1.55	(1)
Buy	SEK	Sell	USD	109	6.42	(2)
Buy	CZK	Sell	USD	1	18.95	0
Buy	CHF	Sell	USD	51	0.73	0
Buy	CNY	Sell	USD	21	6.30	0
Buy	TWD	Sell	USD	9	30.28	0
Buy	PHP	Sell	USD	4	43.82	0
Buy	NOK	Sell	USD	7	6.02	0
Buy	BRL	Sell	USD	6	11.22	0
Buy	ZAR	Sell	USD	0	0.80	0
Buy	TND	Sell	USD	1	1.20	0
Buy	PLN	Sell	USD	0	0.20	0
				517		(6)

The following table provides information about our FX forward contracts and FX currency options at December 31, 2010 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2010

				Notional Amount	Average Rate	Fair Value
Buy	EUR	Sell	USD	2,067	1.32	34
Buy	USD	Sell	EUR	80	1.34	0
Buy	JPY	Sell	EUR	37	109.70	0
Buy	USD	Sell	INR	45	46.01	1
Buy	USD	Sell	JPY	23	83.81	1
Buy	JPY	Sell	USD	13	82.07	0
Buy	SGD	Sell	USD	134	1.30	1
Buy	MYR	Sell	USD	6	3.10	0
Buy	GBP	Sell	USD	40	1.55	0
Buy	USD	Sell	GBP	11	1.55	0
Buy	SEK	Sell	USD	191	7.03	8
Buy	USD	Sell	SEK	13	6.73	0
Buy	CZK	Sell	USD	1	18.72	0
Buy	CHF	Sell	USD	28	0.95	0
Buy	USD	Sell	CHF	1	0.96	0
Buy	CNY	Sell	USD	24	6.62	0
Buy	USD	Sell	CNY	1	6.67	0
Buy	TWD	Sell	USD	3	30.40	0
Buy	PHP	Sell	USD	1	44.24	0
Buy	NOK	Sell	USD	6	5.95	0
				2,725	—	43

Item 12.	Description of Securities Other than Equity Securities

We sell ordinary shares in the United States that are evidenced by American registered certificates (“New York Shares”). In connection therewith, a holder of our New York Shares may have to pay, either directly or indirectly, certain fees and charges, as described in Item 12D.3. In addition, we receive fees and other direct and indirect payments from our New York agent, Bank of New York Mellon (“BNY Mellon” or “New York Agent”), located at 101 Barclay Street, New York, NY 10286, that are related to our New York Shares, as described in Item 12D.4.

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

12D.4 Fees and Other Payments Made by the New York Agent to Us

In 2011, a total of $1,000,000 was paid by BNY Mellon to us or on our behalf for our New York Share program. Specifically, the following types of fees were paid: our NYSE annual listing fees; investor relations fees paid to third party vendors; BNY Mellon custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our Annual General Meeting, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this Form 20-F. The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

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

In connection with our Disclosure Controls evaluation, we have received a certification from ST-Ericsson’s management with respect to their internal controls at ST-Ericsson and their affiliates, which are consolidated in our financial statements but which act as independent companies under the 50-50% governance structure of their two parents.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Form 20-F, our Disclosure Controls (including those at ST-Ericsson) were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in Item 18 of this Form 20-F.

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

PricewaterhouseCoopers SA has served as our independent registered public accounting firm since 1996. The auditors are elected by the shareholders’ meeting once every three years. PricewaterhouseCoopers was reelected for a three-year term by our May 3, 2011 shareholders’ meeting, which will expire at our shareholders’ meeting in 2014.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers SA to us in 2010 and 2011.

	2011(1)	Percentage of Total Fees	2010(1)	Percentage of Total Fees
Audit Fees
Statutory audit, certification, audit of individual and Consolidated Financial Statements	$6,851,554	99.3%	$7,571,718	99%
Audit-related fees	$13,974	—	24,590	—
Non-audit Fees
Tax compliance fees	$34,928	0.7%	74,728	1%
Other fees	—	—	—	—
Total	$6,900,456	100%	$7,671,036	100%

(1)	These figures include the fees paid for the audit of ST-Ericsson.

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

The Corporate Audit Vice President is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by the Audit Committee. During 2011, all services provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2011-01-01 to 2011-01-31	—	—	28,716,906	—
2011-02-01 to 2011-02-28	—	—	28,713,267	—
2011-03-01 to 2011-03-31	—	—	28,710,803	—
2011-04-01 to 2011-04-30	—	—	28,710,803	—
2011-05-01 to 2011-05-31	—	—	26,229,420	—
2011-06-01 to 2011-06-30	—	—	26,199,566	—
2011-07-01 to 2011-07-31	—	—	25,582,745	—
2011-08-01 to 2011-08-31	—	—	25,582,745	—
2011-09-01 to 2011-09-30	—	—	25,578,035	—
2011-10-01 to 2011-10-31	—	—	25,566,194	—
2011-11-01 to 2011-11-30	—	—	25,564,711	—
2011-12-01 to 2011-12-31	—	—	25,564,711	—

As of December 31, 2011 we held 25,564,711 of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2012 we hold 25,559,763 of such shares. We did not repurchase our common shares in 2011 and we have not announced any additional repurchase programs.

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

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in The Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests, which was approved by our shareholders at our 2004 annual shareholders’ meeting. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/ index.htm, and these documents are available in print to any shareholder who may request them.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with FT1CI, FSI, CEA and the Italian Ministry of the Economy and Finance, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding or ST Holding II, our major shareholder or with other parties that are among our suppliers, customers or technology partners. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements — STH Shareholders’ Agreement”. See also “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests”. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

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

For example, one of the members of our Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), one of our Supervisory Board members is a member of the Supervisory Board of Soitec, two of the members of the Supervisory Board are also members of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. One of our executive officers is a member of the Board of Directors of Soitec and Adecco. Adecco, as well as Oracle’s new subsidiary PeopleSoft, supply certain services to our Company. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s length basis in line with market practices and conditions. Please see “Item 7. Major Shareholders and Related Party Transactions”.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	Amended and Related Articles of Association of STMicroelectronics N.V., dated May 20, 2009, as adopted by the annual general meeting of Shareholders on May 20, 2009 (incorporated by reference from Form 20-F of STMicroelectronics N.V. filed on March 10, 2010).

8.1	Subsidiaries and Equity-method Investments of the Company.

12.1	Certification of Carlo Bozotti, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Mario Arlati, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification of Carlo Ferro, Former Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlo Bozotti, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., Mario Arlati, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V. and Carlo Ferro, Former Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101	Interactive Data File

CERTAIN TERMS

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

GPS	global positioning system

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IP	intellectual property

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

NFC	near field communication

ODM	original design manufacturer

OEM	original equipment manufacturer

RAM	random access memory

RF	radio frequency

SAM	serviceable available market

SiP	system-in-package

SoC	system-on-chip

SOI	silicon on insulator

SPEArTM	structured processor enhanced architecture

SRAM	static random access memory

TAM	total available market

VIPpowerTM	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 5, 2012	By:	/s/ Carlo Bozotti
Carlo Bozotti
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the consolidated financial statements of STMicroelectronics N.V. listed in the index appearing under Item 18 of this 2011 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of STMicroelectronics N.V. listed in the index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”, appearing under Item 15 of this 2011 Annual Report to Shareholders on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Geneva, Switzerland

March 5, 2012

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
In millions of U.S. dollars except per share amounts	December 31, 2011	December 31, 2010	December 31, 2009
Net sales	9,630	10,262	8,465
Other revenues	105	84	45

Net revenues	9,735	10,346	8,510
Cost of sales	(6,161)	(6,331)	(5,884)

Gross profit	3,574	4,015	2,626
Selling, general and administrative	(1,210)	(1,175)	(1,159)
Research and development	(2,352)	(2,350)	(2,365)
Other income and expenses, net	109	90	166
Impairment, restructuring charges and other related closure costs	(75)	(104)	(291)

Operating income (loss)	46	476	(1,023)
Other-than-temporary impairment charge and realized gains (losses) on financial assets	318	—	(140)
Interest income (expense), net	(25)	(3)	9
Earnings (loss) on equity-method investments and gain on investment divestiture	(28)	242	(337)
Gain (loss) on financial instruments, net	25	(24)	(5)

Income (loss) before income taxes and noncontrolling interest	336	691	(1,496)
Income tax benefit (expense)	(181)	(149)	95

Net income (loss)	155	542	(1,401)
Net loss (income) attributable to noncontrolling interest	495	288	270

Net income (loss) attributable to parent company	650	830	(1,131)

Earnings (loss) per share (Basic) attributable to parent company stockholders	0.74	0.94	(1.29)

Earnings (loss) per share (Diluted) attributable to parent company stockholders	0.72	0.92	(1.29)

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
In millions of U.S. dollars	December 31, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	1,912	1,892
Restricted cash	3	7
Short-term deposits	—	67
Marketable securities	413	1,052
Trade accounts receivable, net	1,046	1,230
Inventories	1,531	1,497
Deferred tax assets	141	218
Assets held for sale	28	28
Other current assets	506	609

Total current assets	5,580	6,600

Goodwill	1,059	1,054
Other intangible assets, net	645	731
Property, plant and equipment, net	3,920	4,046
Non-current deferred tax assets	332	329
Restricted cash	5	—
Non-current marketable securities	—	72
Other long-term investments	121	161
Other non-current assets	432	356

	6,514	6,749

Total assets	12,094	13,349

Liabilities and stockholders’ equity
Current liabilities:
Bank overdrafts	7	—
Short-term debt	733	720
Trade accounts payable	656	1,233
Other payables and accrued liabilities	976	1,004
Dividends payable to stockholders	88	62
Deferred tax liabilities	14	7
Accrued income tax	95	96

Total current liabilities	2,569	3,122

Long-term debt	826	1,050
Post-retirement benefit obligations	409	326
Long-term deferred tax liabilities	21	59
Other long-term liabilities	273	295

	1,529	1,730

Total liabilities	4,098	4,852

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 884,995,094 shares outstanding)	1,156	1,156
Capital surplus	2,544	2,515
Retained earnings	3,504	3,241
Accumulated other comprehensive income	670	979
Treasury stock	(271)	(304)

Total parent company stockholders’ equity	7,603	7,587
Noncontrolling interest	393	910

Total equity	7,996	8,497

Total liabilities and equity	12,094	13,349

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

In millions of U.S. dollars, except per share amounts	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2008	1,156	2,324	(482)	4,064	1,094	276	8,432

Purchase of equity from noncontrolling interest		119				(211)	(92)
Business combination						1,411	1,411
Stock-based compensation expense		38	105	(105)			38
Comprehensive income (loss):
Net loss				(1,131)		(270)	(1,401)
Unrealized gains on securities, net of tax					10		10
Unrealized gains on derivatives, net of tax					(5)	1	(4)
Other components of other comprehensive income, net of tax					65	14	79

Other comprehensive income, net of tax					70	15	85

Comprehensive loss							(1,316)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.12 per share				(105)			(105)

Balance as of December 31, 2009	1,156	2,481	(377)	2,723	1,164	1,216	8,363

Stock-based compensation expense		34	73	(73)			34
Equity investment divestiture				8			8
Comprehensive income (loss):
Net income (loss)				830		(288)	542
Unrealized gains on securities, net of tax					28		28
Unrealized gains on derivatives, net of tax					55	2	57
Other components of other comprehensive income, net of tax					(268)	(13)	(281)

Other comprehensive loss, net of tax					(185)	(11)	(196)

Comprehensive income							346
Dividends to noncontrolling interest						(7)	(7)
Dividends, $0.28 per share				(247)			(247)

Balance as of December 31, 2010	1,156	2,515	(304)	3,241	979	910	8,497

Stock-based compensation expense		29	33	(33)			29
Business combination						9	9
Comprehensive income (loss):
Net income (loss)				650		(495)	155
Unrealized gains on securities, net of tax					(32)		(32)
Unrealized gains on derivatives, net of tax					(116)	(10)	(126)
Other components of other comprehensive income, net of tax					(161)	(16)	(177)

Other comprehensive loss, net of tax					(309)	(26)	(335)

Comprehensive loss							(180)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(354)			(354)

Balance as of December 31, 2011	1,156	2,544	(271)	3,504	670	393	7,996

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In millions of U.S. dollars	December 31, 2011	December 31, 2010	December 31, 2009
Cash flows from operating activities:
Net income (loss)	155	542	(1,401)
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	1,279	1,240	1,367
Other-than-temporary impairment charge and realized (gains) losses on financial assets	(318)	—	140
(Gain) loss on financial instruments, net	(25)	24	5
Non-cash stock-based compensation	29	34	37
Other non-cash items	(151)	(112)	(88)
Deferred income tax	47	120	(24)
Loss (earnings) on equity-method investments and (gain) on investment divestiture	28	(245)	337
Impairment, restructuring charges and other related closure costs, net of cash payments	(79)	(38)	(4)
Changes in assets and liabilities:
Trade receivables, net	184	139	(300)
Inventories, net	(59)	(252)	553
Trade payables	(384)	212	(54)
Other assets and liabilities, net	174	130	248

Net cash from operating activities	880	1,794	816

Cash flows from investing activities:
Net payment for purchase of tangible assets	(1,258)	(1,034)	(451)
Payment for purchase of marketable securities	(352)	(1,100)	(1,730)
Proceeds from sale of marketable securities	818	1,219	1,371
Proceeds from sale/settlement of non-current marketable securities	350	—	75
Disposal of financial instrument	—	—	26
Investment in short-term deposits	—	(62)	—
Proceeds from matured short-term deposits	73	—	—
Restricted cash	(95)	—	—
Release of restricted cash	87	250	—
Investment in intangible and financial assets	(95)	(107)	(138)
Net proceeds from sale of stock received on investment divestiture	195	319	—
Proceeds received in business combinations	—	—	1,155
Payment for business acquisitions, net of cash and cash equivalents acquired	(10)	(11)	(18)

Net cash from (used in) investing activities	(287)	(526)	290

Cash flows from financing activities:
Proceeds from long-term debt	3	1	1
Proceeds from short term borrowings	333	75	—
Repurchase of issued debt	(422)	(508)	(103)
Repayment of long-term debt	(108)	(218)	(134)
Repayment of short-term borrowings	(8)	—	—
Increase (decrease) in short-term facilities	7	—	(20)
Dividends paid to stockholders	(327)	(212)	(158)
Dividends paid to noncontrolling interests	(5)	(7)	(5)
Purchase of equity from noncontrolling interests	—	—	(92)
Other financing activities	(2)	(7)	(2)

Net cash used in financing activities	(529)	(876)	(513)

Effect of changes in exchange rates	(44)	(88)	(14)

Net cash increase	20	304	579

Cash and cash equivalents at beginning of the period	1,892	1,588	1,009

Cash and cash equivalents at end of the period	1,912	1,892	1,588

Supplemental cash information:
Interest paid	17	15	34
Income tax paid (refund)	83	23	(141)

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except share and per-share amounts)

1. THE COMPANY

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

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

2.1 — Principles of consolidation

The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany balances and transactions have been eliminated in consolidation. In compliance with U.S. GAAP guidance, the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates any VIEs, for which the Company is determined to be the primary beneficiary, as described in Note 2.9.

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

2.2 — Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•

valuation at fair value of assets acquired in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities,

•	annual and trigger based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale,

•	determination of fair value on nonmonetary exchanges of assets,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets,

•	valuation of noncontrolling interest and repurchase of remaining interest on certain investments,

•	restructuring charges,

•	assumptions used in calculating pension obligations, and

•

determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets and valuation allowances, and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

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

The functional currency of each subsidiary of the Company is either the local currency or the U.S. dollar, depending on the basis of the economic environment in which each subsidiary operates. Foreign currency transactions, including operations in local currency when the U.S. dollar is the functional currency, are translated into the functional currency using the period average exchange rate. Foreign exchange gains and losses resulting from the translation at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income on the line “Other income and expenses, net”.

For consolidation purposes, the results and financial position of the subsidiaries which functional currency is different from the U.S. dollar are translated into the U.S. dollar reporting currency as follows:

(a)	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate as of the balance sheet date;

(b)	income and expenses for each consolidated statement of income presented are translated at the monthly average exchange rate;

(c)	all the other resulting exchange differences are reported as Currency Translation Adjustments (“CTA”), a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity.

2.4 — Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits with external financial institutions with an original maturity of ninety days or less that are readily convertible in cash. Cash and cash equivalents include money market deposits as they are highly liquid investments. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated balance sheets.

2.5 — Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business. They are recognized at their billing value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. Additionally, the Company is required to evaluate its customers’ financial condition periodically and records a provision for any specific account the Company estimates as doubtful. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the charge is recognized on the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for are credited against the same line in the consolidated statements of income. When a trade accounts receivable is uncollectible, it is written-off against the allowance account for trade accounts receivables.

In the event of sales of receivables such as factoring, the Company derecognizes the receivables and accounts for them as a sale only to the extent that the Company has surrendered control over the receivables in exchange for a consideration other than beneficial interest in the transferred receivables.

2.6 — Inventories

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.

The Company performs, on a continuous basis, inventory write-offs of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Company evaluates its product inventory to identify obsolete or slow-selling stock and records a specific provision if the Company estimates the inventory will eventually become obsolete. Provisions for obsolescence are estimated for excess uncommitted inventory based on the previous quarter sales, order backlog and production plans.

2.7 — Current and deferred income tax

Income tax for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. However deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit and loss. Deferred income tax is determined using tax rates and laws that are enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized in earnings in the period in which the law is enacted. Deferred income tax assets are recognized in full, but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

There is no tax impact on distributed earnings related to investments in foreign subsidiaries and corporate joint ventures. A deferred tax asset is recognized on compensation for the grant of stock awards to the extent that such charge constitutes a temporary difference in the subsidiaries’ local tax jurisdictions. Changes in the stock price do not impact the deferred tax asset and do not result in any adjustments prior to vesting. When the actual tax deduction is determined, generally upon vesting, it is compared to the deferred tax asset as recognized over the vesting period. When a windfall tax benefit is determined (as the excess tax benefit of the actual tax deduction over the deferred tax asset) the excess tax benefit is recorded in equity on the line “Capital surplus” on the consolidated statements of changes in equity. In case of shortfall, only the actual tax benefit is to be recognized in the consolidated financial statements. The Company writes off the deferred tax asset at the level of the actual tax deduction by charging first capital surplus to the extent of the pool of windfall benefits available from prior years, and then earnings. When the settlement of an award results in a net operating loss (“NOL”) carryforward, or increase of existing NOLs, the excess tax benefit and the corresponding credit to capital surplus is not recorded until the deduction reduces income tax payable.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions. The Company uses a two-step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain tax position to be recognized only if it is more likely than not, or 50 percent assured, that the tax position will be sustained upon examination by the taxing authorities. In case of a sustainability threshold in step one higher than 50 percent, the

Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The Company classifies accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 21.

2.8 — Assets held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. The assets are classified as assets to be disposed of by sale when the following conditions have been met: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. Depreciation is not charged on long-lived assets classified as held-for-sale. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and the fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”. If the long-lived assets no longer meet the held-for-sale model, they are reported as assets held for use and thus reclassified from current assets to the line “Property, plant and equipment, net” in the consolidated balance sheets. The assets are measured at the lower of their fair value at the date of the subsequent decision not to sell and their carrying amount prior to their classification as assets held for sale, adjusted for any depreciation that would have been recognized if the long-lived assets had not been classified as assets held for sale. Any required adjustment to the carrying value of the asset that is reclassified as held and used is recorded in the income statement at the time of the reclassification and reported in the same income statement caption that was used to report adjustments to the carrying value of the asset during the time it was held for sale (line “Impairment, restructuring charges and other related closure costs”).

2.9 — Business combinations and goodwill

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

Goodwill represents the excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed. Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist. Goodwill subject to potential impairment is tested at a reporting unit level. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company uses a market approach with financial metrics of comparable public companies and estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

2.10 — Intangible assets with finite useful lives

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and the intangible assets acquired in business combinations recorded at fair value, which include trademarks, technologies and licenses, contractual customer relationships and computer software.

Trademarks and technology licenses

Separately acquired trademarks and licenses are recorded at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and impairment losses, if any. Amortization begins when the intangible asset is available for use and is calculated using the straight-line method to allocate the cost of trademarks and licenses over the estimated useful lives, which range from 3 to 7 years for licenses and 2 to 3 years for trademarks.

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

Computer software

Separately acquired computer software is recorded at historical cost. Costs associated with maintaining computer software programs are expensed in the consolidated statements of income as incurred. The capitalization of costs for internally generated software developed by the Company for its internal use begins when the preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended. Amortisation on computer software begins when the software is available for use and is calculated using the straight-line method over the estimated useful life, which does not exceed 4 years.

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

2.11 — Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of capital investment funding, accumulated depreciation and any impairment losses. Property, plant and equipment acquired in a business combination are recognized at fair value at the acquisition date. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets held for use might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Company operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Company also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in “Other income and expenses, net” in the consolidated statements of income.

Lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as capital leases. Assets leased under capital leases are included in “Property, plant and equipment, net” and recorded at inception at the lower of their fair value and the present value of the minimum lease payments. They are depreciated over the shorter of the estimated useful life and the lease term unless there is a reasonable certainty that ownership will be obtained by the end of the lease term. The financial liability corresponding to the contractual obligation to proceed to future lease payments is included in long-term debt, as described in Note 2.14. Lease arrangements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased assets. Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease period.

2.12 — Investments

The Company assesses each investment to determine whether the investee is a Variable Interest Entity (“VIE”). The Company consolidates the VIEs for which the Company is determined to be the primary beneficiary, as described in Note 2.9.

For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these equity securities as held-for-trading or available-for-sale as described in Note 2.22. Investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost-method. Under the cost-method of accounting, investments are carried at historical cost and are adjusted only for declines in value. The fair value of a cost method investment is estimated on a non-recurring basis when there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. An impairment loss is immediately recorded in the consolidated statements of income when it is assessed to be other-than-temporary and is based on the Company’s assessment of any significant and sustained reductions in the investment’s fair value. For unquoted equity securities, assumptions and estimates used in measuring fair value include the use of recent arm’s length transactions when they reflect the orderly exit price of the investments. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income.

Equity-method investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights.

These investments are valued under the equity-method and are initially recognized at cost. Goodwill on equity-method investments is included in the carrying value of the investment and is not individually tested for impairment. Equity-method investments also include entities which the Company determines to be VIEs, as described in Note 2.9, if the Company has the ability to exercise significant influence over the entity’s operations even if the Company owns less than 20% and is not the primary beneficiary. The Company’s share in the result of operations of equity-method investments is recognized in the consolidated statements of income on the line “Earnings (loss) on equity-method investments” and in the consolidated balance sheets as an adjustment to the carrying amount of the investments. Where there has been a change recognized directly in the equity of the investee, the Company recognizes its share in the adjustment, when applicable, directly in the consolidated statement of changes in equity. The financial statements of the equity-method investments are prepared for the same reporting period as the Company or with a time lag not exceeding three months if the investee cannot issue financial statements within the closing timeframe requirements of the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company. At each period-end, the Company assesses whether there is objective evidence that its interests in equity-method investments are impaired. Once a determination is made that an other-than-temporary impairment exists, the Company writes down the carrying value of the equity-method investment to its fair value at the balance sheet date, which establishes a new cost basis. The fair value of an equity-method investment is measured on a non-recurring basis using primarily a combination of an income approach, based on discounted cash flows, and a market approach with financial metrics of comparable public companies.

2.13 — Provisions

In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss from a loss contingency is accrued by a charge to income when information available indicates that it is probable that an asset has been impaired or a liability has been incurred and when the amount of the loss can be reasonably estimated.

2.14 — Long-term debt

(a) Convertible debt

Zero-coupon convertible bonds are recorded at principal amount in long-term debt and are subsequently stated at amortized cost.

Debt issuance costs are reported as non-current assets on the line “Other non-current assets” of the consolidated balance sheets. They are subsequently amortized through earnings on the line “Interest income (expense), net” of the consolidated statements of income until the first redemption right of the holder. Outstanding bond amounts are classified in the consolidated balance sheets as “Short-term debt” in the year of the redemption right of the holder.

The Company may from time to time repurchase on an unsolicited basis issued bonds. The gain (loss) on the bonds’ buyback is determined as the difference between the amount paid for the buyback and the carrying amount of the corresponding debt, including related debt issuance costs, at the date of repurchase. The gain (loss) on debt buyback is reported in the consolidated statements of income on the line “Gain (loss) on financial instruments, net”.

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

As described in Note 2.11, lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as capital leases. The Company reports the leased assets on the line “Property, plant and equipment” and recognizes a financial liability corresponding to the contractual obligation to proceed to future lease payments, which is included in long-term debt. Each lease payment is allocated between the debt repayment and interest expense. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.15 — Employee benefits

(a) Pension obligations

The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. Such plans include both defined benefit and defined contribution plans. For defined benefit pension plans, the liability recognized in the consolidated balance sheets is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in earnings, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.

For defined contribution pension plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

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

In case of special termination benefits related to voluntary redundancy programs, the Company recognizes a provision for voluntary termination benefits at the date on which the employee irrevocably accepts the offer and the amount can be reasonably estimated.

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

(f) Share-based compensation

The Company grants nonvested shares to senior executives, selected employees, members and professionals of the Supervisory Board. The shares are granted for free to employees and at their nominal value for the members and professionals of the Supervisory Board. The awards granted to employees contingently vest upon achieving certain performance conditions and upon completion of an average three-year service period. Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees but are not forfeited even if the service period is not completed. The Company measures the cost of share-based service awards based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. Compensation is recognized only for the awards that ultimately vest. The compensation cost is recorded through earnings over the vesting period against equity, under “Capital surplus” in the consolidated statements of changes in equity. The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing to provide the service condition, and forfeitures following the non-completion of one or more performance conditions.

Liabilities for the Company’s portion of payroll taxes are not accrued for over the vesting period but are recognized at vesting, which is the event triggering the measurement of employee-related social charges, based on the intrinsic value of the share at vesting date, and payment of the social contributions in most of the Company’s local tax jurisdictions.

2.16 — Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where the Company purchases its equity share capital (treasury stock), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s shareholders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received net of directly attributable incremental transaction costs and the related income tax effect is included in equity.

2.17 — Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by stockholders and distributions to stockholders. In the accompanying consolidated financial statements, “Accumulated other comprehensive income (loss)” primarily consists of temporary unrealized gains or losses on securities classified as available-for-sale, the unrealized gain (loss) on derivatives designated as cash flow hedge and the impact of recognizing the funded status of defined benefit plans, all net of tax, as well as foreign currency translation adjustments.

2.18 — Revenue Recognition

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

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based on vendor-specific objective evidence, third party evidence or management’s best estimate of the selling price of the separable deliverables. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

Revenues under multiple deliverable arrangements

The Company, from time to time, enters into agreements with multiple deliverables. In 2011, 2010 and 2009, the Company entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2009	2010	2011	2012	2013
Licenses and process documentation	23	29	56	7	7
Training and support services	1	28	14	6	3

Total Revenues under Multiple Deliverable Arrangements	24	57	70	13	10

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

Capital investment funding is recorded as a reduction of “Property, plant and equipment, net” and is recognized in the Company’s consolidated statements of income according to the depreciation charges of the funded assets during their useful lives. The Company also receives capital funding in Italy, which could be recovered through the reduction of various governmental liabilities, including income taxes, value-added tax and employee-related social charges.

Funding receivables are reported as non-current assets unless cash settlement features of the receivables evidence that collection is expected within one year. Long-term receivables that do not present any tax attribute or legal restriction are reflected in the balance sheets at their discounted net present value. The subsequent accretion of the discount is recorded as non-operating income in “Interest income (expense), net”.

The Company receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Company records these loans as debt in its consolidated balance sheets.

2.19 — Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2011, 2010 and 2009 were $12 million, $11 million and $9 million respectively.

2.20 — Research and development

Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research and development costs are charged to expense as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is recorded as research and development expenses. Research and development expenses are reported net of research tax credits received in the French jurisdiction, as described in Note 2.18.

2.21 — Start-up and phase-out costs

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

2.22 — Financial assets

The Company did not hold at December 31, 2011 and 2010 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets in the following categories: held-for-trading and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost, as described in Note 2.12. They are neither classified as held-for-trading nor as available-for-sale.

Purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets classified as available-for-sale and financial assets classified as held-for-trading are initially recognized and subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership; the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”. The basis on which the cost of a security sold and the amount reclassified out of accumulated other comprehensive income into earnings is the specific identification method.

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

Held-for-trading financial assets

A financial asset is classified in this category if it is a security acquired principally for the purpose of selling in the short term or if it is a derivative instrument not designated as a hedge. Financial assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. Marked-to-market gains or losses arising from changes in the fair value of trading financial assets are reported in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise, when the transactions for such instruments occur within the Company’s operating activities, as it is the case for trading derivatives that do not qualify as hedging instruments, as described in Note 2.23. Gains and losses arising from changes in the fair value of financial assets not related to operating activities, are presented in the consolidated statements of income as a non-operating element within “Gain (loss) on financial instruments, net” in the period in which they arise.

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

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets classified as available-for-sale is impaired. When equity securities classified as available-for-sale are determined to be other-than-temporarily impaired, the accumulated fair value adjustments previously recognized in equity are reported as a non-operating element on the consolidated statements of income on the line “Other-than-temporary impairment charge and realized gains (losses) on financial assets”. For debt securities, if a credit loss exists, but the Company does not intend to sell the impaired security and is not more likely than not to be required to sell before recovery, the impairment is separated into the estimated amount relating to credit loss, and the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings on the line “Other-than-temporary impairment charge and realized gains (losses) on financial assets”, with the remainder of the loss amount recognized in accumulated other comprehensive income (loss). Impairment losses recognized in the consolidated statements of income are not reversed through earnings.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in equity are reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”. The cost of securities sold and the amount reclassified out of accumulated other comprehensive income into earnings is determined based on the specific identification of the securities sold.

2.23 — Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognizing the gain or loss resulting from the derivative instrument depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedge transaction. The Company has designated certain derivatives as hedges of a particular risk associated with a highly probable forecasted transaction (cash flow hedge).

The Company documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative instruments that are not designated as hedges are classified as held-for-trading financial assets, as described in Note 2.22.

Derivative financial instruments classified as held-for-trading

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments, and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.22.

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

As part of its ongoing investing and financing activities, the Company may from time to time enter into certain derivative transactions that are designated and qualify for cash flow hedge. These derivative instruments are designated and qualify for cash flow hedge at inception of the contract and on an on-going basis over the duration of the hedge relationship. They are reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction with the critical terms of the hedging instrument matching the terms of the hedged forecasted transaction. This enables the Company to conclude that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging instruments.

For derivative instruments designated as cash flow hedge, the gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line as the hedged transaction. For these derivatives, ineffectiveness appears if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transactions. Effectiveness on transactions hedged through purchased options is measured on the full fair value of the option, including time value.

When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity is immediately transferred to the consolidated statements of income within “Other income and expenses, net” if the de-designated derivative relates to operating activities. If upon de-designation, the derivative instrument is held in view to be sold with no direct relation with current operating activities, changes in the fair value of the derivative instrument following de-designation are reported as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income. If the derivative is still related to operating activities, the changes in fair value subsequent to the discontinuance continue to be reported within “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.22.

In order to optimize its hedging strategy, the Company can be required to cease the designation of certain cash flow hedge transactions and enter into a new designated cash flow hedge transaction with the same hedged forecasted transaction but with a new hedging instrument. De-designation and re-designation are formally authorized and limited to the de-designation of purchased currency options with re-designation of the cash flow hedge through subsequent forward contracts when the Euro/U.S. dollar exchange rate is decreasing, the intrinsic value of the option is nil, the hedged transaction is still probable of occurrence and meets at re-designation date all criteria for hedge accounting. At de-designation date, the net derivative gain or loss related to the de-designated cash flow hedge deferred in “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity continues to be reported in net equity. From de-designation date, the change in fair value of the de-designated hedging item is recognized each period in the consolidated statements of income on the line “Other income and expenses, net”, as described in Note 2.22. The net derivative gain or loss related to the de-designated cash flow hedge deferred in net equity is reclassified to earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line as the hedged transaction.

2.24 — Recent accounting pronouncements

(a)	Accounting pronouncements effective in 2011

In January 2010, the FASB issued new guidance for fair value measurements which requires more robust disclosures regarding (i) different classes of assets and liabilities measured at fair value, (ii) valuation techniques and inputs used, (iii) activities within Level 3 fair value hierarchy measurements (i.e. purchases and sales), and (iv) transfers between Levels 1, 2, and 3 of the fair value hierarchy. Part of the disclosures were effective for the first interim or annual reporting period beginning after December 15, 2009. Additional disclosures for the roll forward of Level 3 assets and liabilities requiring separate disclosures for purchases, sales, issuances and settlements of assets are effective for annual reporting periods beginning after December 15, 2010. The Company adopted the required disclosures of this new guidance as of January 1, 2010 and expanded the additional disclosures described above as at January 1, 2011. These disclosures can be found in Note 24.

In April 2010, the FASB issued amendments to the guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. Revenue can be recognized upon achievement of a milestone in the period in which the milestone is achieved only if the milestone meets all the criteria to be considered as substantive. The amendment is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Company adopted the amended guidance as of January 1, 2011 and such amendment did not have any significant impact on the Company’s financial position and results of operations.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In May 2011, the FASB issued amendment to the guidance on fair value measurement and disclosure requirements in U.S. GAAP. The main changes to current practice are presented hereafter. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets. It also prohibits the application of a blockage factor to all fair value measurements. Moreover, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The new guidance finally required the disclosure of quantitative information about unobservable inputs used, a description of the valuation process used by the entity and a qualitative discussion about the sensitivity of the measurements. Additionally, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but for which fair value is disclosed. The amendment is effective for interim and annual periods beginning on or after December 15, 2011. The Company will adopt the amendment when effective but the new guidance is not expected to have a significant effect in practice.

In June 2011, the FASB issued new guidance for the presentation of comprehensive income. The new guidance eliminates the current option to report Other Comprehensive Income (“OCI”) and its components in the statements of changes in equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements. Each component of net income and each component of OCI, together with totals for comprehensive income and its two parts, would need to be displayed under either alternative. The statement(s) would need to be presented with equal prominence as the other primary financial statements. These new requirements are effective for public entities as of the beginning of a fiscal year starting after December 15, 2011 and interim and annual periods thereafter, with early adoption permitted, while the requirement to present components of reclassifications of other comprehensive income on the face of the income statement is deferred. The Company will adopt the new guidance when effective and is currently evaluating the presentation method.

In September 2011, the FASB issued new guidance on testing goodwill for impairment. The revised guidance is intended to simplify the goodwill impairment test by providing an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The qualitative assessment consists of determining whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the entity concludes pursuant to this qualitative test that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would be required to conduct the current two-step goodwill impairment test. The revised guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company will adopt the new guidance when effective and is currently evaluating the impact the amended guidance will have on its goodwill impairment testing.

In December 2011, the FASB issued new guidance on disclosures about offsetting assets and liabilities. Entities with balances presented on a net basis in the financial statements shall disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt the new guidance when effective and is currently evaluating the impact the amended guidance will have on its disclosures.

3. MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current and non-current assets on the consolidated balance sheets as at December 31, 2011 and December 31, 2010 are detailed in the tables below:

In millions of U.S. dollars	December 31, 2010	Purchase	Sale/ Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Realized gain	Foreign exchange result through OCI*	December 31, 2011
Debt securities issued by the U.S. Treasury	350	100	(350)	—	—	—	—	100
Debt securities issued by foreign governments	213	225	(355)	—	—	—	(2)	81
Fixed rate debt securities issued by financial institutions	—	27	—	—	—	—	—	27
Senior debt Floating Rate Notes issued by financial institutions	328	—	(113)	(2)	(5)	—	(3)	205
Auction Rate Securities	72	—	(350)	(45)	—	323	—	—
Equity securities classified as available-for-sale	161	—	(189)	14	14	—	—	—
Total	1,124	352	(1,357)	(33)	9	323	(5)	413

*	Other Comprehensive Income

In millions of U.S. dollars	December 31, 2009	Purchase	Other increase	Sale	Other decrease	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	December 31, 2010
Debt securities issued by the U.S. Treasury	340	690	—	(680)	—	—	—	—	350
Debt securities issued by foreign governments	144	410	—	(331)	—	—	—	(10)	213
Senior debt Floating Rate Notes issued by financial institutions	548	—	—	(208)	—	4	(3)	(13)	328
Auction Rate Securities	42	—	—	—	—	30	—	—	72
Equity securities classified as held-for-trading	—	—	20	—	(22)	—	2	—	—
Equity securities classified as available-for-sale	—	—	583	(375)	—	(14)	(33)	—	161

Total	1,074	1,100	603	(1,594)	(22)	20	(34)	(23)	1,124

*	Other Comprehensive Income

The $181 million government debt securities portfolio has a duration of less than four months on average. The $100 million of U.S. Treasury Bills are rated Aaa by Moody’s and the $81 million of Italian Treasury Bills are rated A2 by Moody’s as at December 31, 2011. The change in fair value of these marketable securities was not material as at December 31, 2011. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a Level 1 fair value measurement hierarchy.

All securities are classified as available-for-sale and recorded at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statements of changes in equity, except for those declines deemed to be other-than-temporary.

Out of the eight investment positions in marketable securities, five are in an unrealized loss position, which has been considered as temporary; furthermore, a senior floating rate note of Euro 15 million issued by Lehman Brothers was impaired and recorded as other-than-temporary in 2008 and in 2011. For all investments, except the Lehman Brothers senior unsecured bonds, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 0.99 year on average and the securities have an average rating of A2/A (with the only exception of the Lehman Brothers senior unsecured bonds), the Company expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments and the change in fair value is recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statements of changes in equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a Level 1 fair value measurement hierarchy. The aggregate amortized cost basis of these securities totalled $252 million and $342 million as at December 31, 2011 and December 31, 2010, respectively. As at December 31, 2011 a total pre-tax unrealized loss of $6 million was deferred in other comprehensive income on these financial assets.

For the Lehman Brothers senior unsecured bonds, the Company had measured fair value since Lehman Brothers Chapter 11 filing on September 15, 2008 based on information received from a major credit rating entity. Such fair value information relied on historical recovery rates and was assessed to correspond to a Level 3 fair value hierarchy. At the date of the Lehman Brothers Chapter 11 filing, the Company did not expect to recover the entire amortized cost basis of the securities and reported in earnings an other-than-temporary impairment charge representing 50% of the face value of the debt securities. In 2011, following values observed on the open market and direct unbinding quotations, the Company assessed whether it expected to recover the value of the Lehman Brothers debt securities. The fair value was determined to be $5 million, based on a Level 2 fair value hierarchy. As a result, the Company recorded for these securities an additional other-than-temporary impairment charge amounting to $5 million, reported on the line “Other-than-temporary impairment charge and realized gains (losses) on financial assets” in the consolidated statement of income for the year ended December 31, 2011. The total other-than-temporary impairment as of December 31, 2011 represented 75% of the face value of the Lehman Brothers senior unsecured bonds.

The debt securities and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2011, since they represent investments of funds available for current operations.

The Company’s legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against the Company’s instructions was settled on June 9, 2011 with net cash proceeds of $350 million. Upon receipt of the funds, the ownership of the whole portfolio was transferred to Credit Suisse and the Company derecognized the auction rate securities reported at fair value as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet and recognized in 2011 a pre-tax gain of $329 million, out of which $6 million was reported on the line “selling, general and administrative” since mainly related to reimbursement of legal expenses and $323 million as a realized gain on financial assets.

On May 7, 2010 the Company disposed of its investment in Numonyx in exchange for 67 million shares in Micron Technology Inc., which were recorded in the consolidated balance sheet on the line “Marketable Securities” as of December 31, 2010. During November and December 2010, the Company sold around 47 million of those shares, together with the related hedging instruments. The remaining 20 million shares and related hedging instruments were sold during January 2011, receiving $189 million in proceeds and generating a non-operating gain of $14 million. The gain was reported in the line “Gain (loss) on financial instruments, net” in the consolidated statement of income for the year ended December 31, 2011. In addition, the $6 million in proceeds from the sale of the unwinding of the derivative instruments generated an additional $6 million gain, which is described in Note 24. The $14 million gain reported as a component of “Accumulated Other Comprehensive Income” represents the reversal of the deferred loss on those remaining shares reported as of December 31, 2010.

4. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2011	December 31, 2010
Trade accounts receivable	1,061	1,247
Provision for doubtful accounts	(15)	(17)
Total	1,046	1,230

Bad debt expense in 2011, 2010 and 2009 was $1 million, $1 million and $2 million respectively. In 2011, 2010 and 2009, one customer, the Nokia group of companies, represented 10.4%, 13.9% and 16.1% of consolidated net revenues, respectively.

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable within the ST-Ericsson venture. As at December 31, 2011, $144 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $1,234 million for the year 2011, with a financial cost of $3 million reported on the line “Interest income (expense), net” of the consolidated statement of income for the year ended December 31, 2011.

5. INVENTORIES, NET

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

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

	December 31, 2011	December 31, 2010
Raw materials	105	80
Work-in-process	1,002	976
Finished products	424	441
Total	1,531	1,497

6. OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2011	December 31, 2010
Receivables from government agencies	152	171
Taxes and other government receivables	77	117
Advances	118	68
Prepayments	46	51
Loans and deposits	14	15
Interest receivable	4	6
Derivative instruments	2	85
Receivables from equity-method investments	20	33
Other current assets	73	63
Total	506	609

Derivative instruments are further described in Note 24.

7. BUSINESS COMBINATIONS

Acquisition in 2010

In 2010, the Company completed two transactions to acquire substantially all of the assets of two development stage companies based in the United States of America. These acquisitions provide the Company with leading technologies in the field of rectifier diodes and powerline communications. Both transactions were structured as asset deals which have been accounted for as business combinations and were determined to be included in the reportable segments “Power Discrete Products” (“PDP”) and “Analog, MEMS and Microcontrollers” (“AMM”).

The fair value of the identifiable assets and assumed liabilities acquired from these two companies at acquisition-date were as follows:

In millions of U.S. dollars	Fair value recognized on acquisition
Technology	13
Goodwill	1
In-process R&D	5
Total identifiable net assets at fair value	19

Purchase consideration	19

The purchase consideration is made of cash payments for $11 million and the acquisition-date fair value of contingent considerations. Goodwill on these transactions arises principally due to the value of the assembled workforce.

Acquisition in 2011

Until April 15, 2011, the Company accounted for its 41.2% equity-method investment in Veredus Laboratories Pte (“Veredus”) under the equity-method. Veredus is a life science company based in Singapore that develops, commercializes and manufactures diagnostic tools that are marketed worldwide. Veredus offers highly sensitive and userfriendly molecular diagnostic tools that include gel based detection kits and the latest cutting edge Lab-on-Chip technology. These diagnostic tools can be used in field conditions as well as in medical labs and hospitals.

On April 15, 2011, the Company exercised a call option and purchased shares from Veredus’ founders to increase its ownership in Veredus to 63.7%. This provides the Company’s control over Veredus which has been a subsidiary of the Company from this date.

The acquired business made an immaterial contribution to the Company’s consolidated revenue and net result for the period from April 15, 2011 to December 31, 2011.

The following table summarizes the consideration transferred to acquire Veredus and the amounts of the identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the noncontrolling interest in Veredus at the acquisition date.

In millions of U.S. dollars
Fair value of consideration transferred:
Cash consideration paid to Veredus’ founders	7
Fair value of the Company’s investment in Veredus held before the business combination	9
Fair value of the noncontrolling interest in Veredus	9
25
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	1
Inventories	1
Property, Plant and Equipment, net	1
In-Process R&D	12
Patents and Intellectual Property	3
Long-term deferred tax assets	1
Long-term deferred tax liabilities	(3)
Other current liabilities	(1)
Total identifiable net assets	15

Goodwill	10

As a result of the Company obtaining control over Veredus, the Company’s previously held 41.2% was re-measured to fair value; however this did not result in any gain or loss.

The goodwill is attributable to the workforce of the acquired business and to the increased footprint of the Company in the healthcare business. The goodwill is not expected to be deductible for tax purposes. All of the $10 million was allocated to the Company’s Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) segment.

Immediately after this acquisition, the Company increased its ownership in Veredus to 67% through the issuance of new Veredus’ shares for a cash amount of $1 million. This transaction did not result in a change of control of Veredus and therefore has been accounted for as an equity transaction.

8. GOODWILL

Following the segment reorganization as described in Note 26, the Company has restated its allocation of goodwill by product segment in prior periods for illustrative comparisons.

Changes in the carrying amount of goodwill were as follows:

	Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	Wireless sector (“Wireless”)	Analog, MEMS and Microcontrollers (“AMM”)	Total
December 31, 2009	43	936	92	1,071
Business Combinations	—	—	1	1
Decrease in goodwill due to a release of contingent consideration liability booked initially under FAS141	—	(6)	—	(6)
Foreign currency translation	—	(7)	(5)	(12)
December 31, 2010	43	923	88	1,054
Business Combinations	10	—	—	10
Foreign currency translation	—	(2)	(3)	(5)
December 31, 2011	53	921	85	1,059

Gross goodwill recognized amounted to respectively $1,126 million and $1,121 million as at December 31, 2011 and 2010. Accumulated impairment amounted to $67 million as at December 31, 2011 and 2010.

In addition to the annual impairment test on goodwill and indefinite long-lived assets performed at the end of the third quarter, and described below, the Company considered the material decline in the Wireless revenues and increased level of losses as a triggering event to perform additional impairment tests during the first, second and fourth quarters of 2011 on its Wireless business. On the basis of the estimates and assumptions set forth in the latest business plan provided by ST-Ericsson, no goodwill impairment charge was recognized at the end of the first, second, third and fourth quarters of 2011.

Based on the result of this latest impairment test, the fair value of the Wireless business determined by the lower of market comparables or discounted cash flows still exceeded its carrying value by 54%. The discounted cash flows are based on the latest five year plan for the Wireless segment which is based on management’s best estimate about future developments as well as market assumptions. If market conditions deteriorate or if the Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues, the Company’s goodwill, intangible assets and other long lived assets may be impaired and a valuation allowance might be necessary for the ST-Ericsson related deferred tax assets if the tax planning strategies would not be sufficient. Further impairment charges could also result from new valuations triggered by changes in the product portfolio or strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to current plans or in case of capital injections by or equity transfers to third parties at a value lower than current carrying amount. If the Company were to record an impairment, the charges might be material to its results of operations and its financial position.

9. OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2011	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	882	(723)	159
Contractual customer relationships	488	(171)	317
Purchased software	358	(291)	67
Construction in progress	87	—	87
Other intangible assets	99	(84)	15

Total	1,914	(1,269)	645

December 31, 2010	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	827	(609)	218
Contractual customer relationships	488	(122)	366
Purchased software	309	(256)	53
Construction in progress	82	—	82
Other intangible assets	91	(79)	12

Total	1,797	(1,066)	731

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The line “Other intangible assets” consists primarily of internally developed software. The amortization expense on capitalized software costs in 2011, 2010 and 2009 was $33 million, $30 million and $20 million, respectively.

The amortization expense in 2011, 2010 and 2009 was $211 million, $207 million and $208 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2012	184
2013	109
2014	84
2015	60
2016	53
Thereafter	155
Total	645

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2011	Gross Cost	Accumulated Depreciation	Net Cost
Land	86	—	86
Buildings	955	(363)	592
Facilities & leasehold improvements	3,086	(2,479)	607
Machinery and equipment	14,320	(11,828)	2,492
Computer and R&D equipment	508	(444)	64
Other tangible assets	169	(140)	29
Construction in progress	50	—	50

Total	19,174	(15,254)	3,920

December 31, 2010	Gross Cost	Accumulated Depreciation	Net Cost
Land	88	—	88
Buildings	989	(345)	644
Facilities & leasehold improvements	3,053	(2,390)	663
Machinery and equipment	13,933	(11,551)	2,382
Computer and R&D equipment	519	(441)	78
Other tangible assets	211	(144)	67
Construction in progress	124	—	124

Total	18,917	(14,871)	4,046

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Buildings, Facilities & leasehold improvements and Machinery and equipment include assets acquired under capital lease. The Net Cost of Assets under capital lease for the years ended December 31, 2011 and 2010 was $7 million and $10 million, respectively.

The depreciation charge in 2011, 2010 and 2009 was $1,068 million, $1,033 million and $1,159 million, respectively.

Capital investment funding has totaled $11 million for the year ended December 31, 2011 and $4 million in each of the years ended December 31, 2010 and 2009, respectively. Public funding reduced depreciation charges by $12 million, $13 million and $22 million in 2011, 2010 and 2009 respectively.

For the years ended December 31, 2011, 2010 and 2009 the Company made equipment sales for cash proceeds of $26 million, $29 million and $10 million respectively.

11. OTHER LONG-TERM INVESTMENTS

	December 31, 2011	December 31, 2010
Equity-method investments	94	133
Cost-method investments	27	28

Total	121	161

Equity-method investments

Equity-method investments as at December 31, 2011 and December 31, 2010 were as follows:

In millions of U.S. dollars, except percentages	December 31, 2011		December 31, 2010
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson AT SA	16	49.0%	39	49.0%
3Sun S.r.l.	78	33.3%	83	33.3%
Other equity-method investments	—	—	11	—

Total	94		133

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG, in which the Company owns 50% less a controlling share held by Ericsson. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2010, ST-Ericsson AT Holding AG was merged into ST-Ericsson AT SA. In 2011, the line “Earnings (loss) on equity-method investments and gain on investment divestiture” in the Company’s consolidated statement of income included a charge of $23 million related to JVD. This amount includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity-method investment that amounted to $16 million as at December 31, 2011.

The Company has determined that JVD is a VIE, but has determined that the Company is not the primary beneficiary of the entity. This determination is based on the judgment that the most significant activities of JVD are primarily R&D services performed for JVS and Ericsson, for which the Company does not have the power to direct by contract or voting control. The Company has not provided additional financial support in 2011 and currently has no requirement or intent to provide further financial support to JVD.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a VIE. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity-method.

As part of the transaction with Micron described in Note 3, the Company exercised its right to indirectly purchase the Numonyx M6 facility in Catania, Italy. On July 1, 2010, Numonyx contributed the M6 going concern and facility to 3Sun and immediately transferred the newly issued shares of 3Sun to the Company against the redemption of the $78 million of subordinated notes issued by Numonyx and held by the Company. Since the investment in 3Sun is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in “Accumulated other comprehensive income” in the consolidated statements of changes in equity. The Company’s maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity-method investment that amounted to $78 million as at December 31, 2011 and under certain conditions, to participate to a share capital increase or shareholder loans up to Euro 38 million.

Other equity-method investments

The other equity-method investments as of December 31, 2011 only included the investment in Atlab with a negligible amount. As of December 31, 2010, the other equity-method investments were mainly related to Veredus.

Cost-method investments

Investments carried at cost are equity securities with no readily determinable fair value. In 2010, the Company incurred an other-than-temporary impairment charge on one of its investments amounting to $1 million. These investments are further described in Note 24.

12. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2011	December 31, 2010
Available-for-sale equity securities	9	11
Held-for-trading equity securities	7	7
Long-term State receivables	366	286
Long-term receivables from third parties	12	19
Prepaid for pension	1	4
Derivative instruments designated as cash flow-hedge	—	6
Deposits and other non-current assets	37	23

Total	432	356

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

13. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2011	December 31, 2010
Employee related liabilities	370	440
Employee compensated absences	113	105
Taxes other than income taxes	62	76
Advances	73	31
Payables to equity-method investments	47	36
Obligations for capacity rights	10	12
Derivative instruments	75	11
Provision for restructuring	42	129
Current portion of pension and other long-term benefits	16	21
Royalties	35	34
Obligation related to cash collateral	—	7
Others	133	102
Total	976	1,004

The terms of the agreement for the inception of Numonyx, a company created in 2007 from the Company’s and Intel’s flash memory business key assets and sold in 2010 to Micron Technology Inc., included rights granted to Numonyx to use certain assets retained by the Company. As at December 31, 2011 and 2010 the value of such rights totaled $23 million and $44 million respectively, of which $10 million and $11 million respectively were reported as current liabilities.

Derivative instruments are further described in Note 24.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2011 and December 31, 2010.

14. LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2011	December 31, 2010
Funding program loans from European Investment Bank:
0.58% due 2014, floating interest rate at Libor + 0.017%	60	80
0.44% due 2015, floating interest rate at Libor + 0.026%	37	47
0.48% due 2016, floating interest rate at Libor + 0.052%	97	116
0.89% due 2016, floating interest rate at Libor + 0.317%	129	155
0.65% due 2016, floating interest rate at Libor + 0.213%	143	171
Other funding program loans:
0.53% (weighted average), due 2012-2018, fixed interest rate	10	12
Capital leases:
4.52% (weighted average), due 2012-2017, fixed interest rate	9	11
Senior Bonds:
1.82%, due 2013, floating interest rate at Euribor + 0.40%	453	569
Convertible debt:
1.50% convertible bonds due 2016	221	534

Total long-term debt	1,159	1,695
Less current portion (excluding short term borrowings of $400 million described below)	(333)	(645)

Total long-term debt, less current portion	826	1,050

Long-term debt is denominated in the following currencies:

	December 31, 2011	December 31, 2010
U.S. dollar	694	1,113
Euro	465	582
Total	1,159	1,695

The European Investment Bank’s loans denominated in Euros, but drawn in U.S. dollars, are classified as U.S. dollar-denominated debt.

Aggregate future maturities of total long-term debt outstanding (including current portion) are as follows:

December 31, 2011
2012	333
2013	561
2014	106
2015	84
2016	74
Thereafter	1

Total	1,159

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can redeem the convertible bonds on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In 2009 the Company repurchased 98 thousand bonds corresponding to $106 million principal amount for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million reported on the line “Gain (loss) on financial instruments, net” in the consolidated statement of income for the year ended December 31, 2009. In 2010 the Company repurchased around 386 thousand bonds corresponding to $417 million principal amount for a total cash consideration of $410 million, realizing a gain on the repurchase of $7 million, reported on the same income statement line as described above for the year ended December 31, 2010. On February 23, 2011, certain bondholders exercised their put option and redeemed for cash around 41 thousand bonds corresponding to $45 million principal amount and a total cash consideration of $44 million. In 2011, the Company repurchased around 290 thousand bonds corresponding to $318 million principal amount for a total consideration of $314 million, realizing a gain on the repurchase of $4 million, reported on the line “Gain (loss) on financial instruments, net” in the consolidated statement of income for the year ended December 31, 2011. The repurchased bonds have been cancelled in accordance with their terms.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. In 2010 the Company repurchased 74 thousand bonds for a total cash consideration of $98 million. In 2011 the Company repurchased around 76 thousand bonds for a total cash consideration of $107 million. The repurchased bonds have been cancelled in accordance with their terms.

Credit facilities

The Company had unutilized committed medium term credit facilities with core relationship banks totalling $487 million. In addition, the aggregate amount of the Company’s and its subsidiaries’ total uncommitted available short-term credit facilities, excluding foreign exchange credit facilities, were approximately $569 million as at December 31, 2011. In addition, ST-Ericsson had $400 million of committed line from Ericsson as parent company, of which $400 million was withdrawn and reported as short-term borrowings on the line “short term debt” on the consolidated balance sheet as at December 31, 2011. The Company also has three committed credit facilities with the European Investment Bank as part of R&D funding programs. The first one, for a total of Euro 245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $147 million was paid back as at December 31, 2011. The second one, signed on July 21, 2008, for a total amount of Euro 250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $108 million was paid back as at December 31, 2011. The third one, signed in September 2010, for a total of Euro 350 million for R&D projects in France was undrawn as at December 31, 2011.

15. POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of December 31, 2011, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Change in benefit obligation:
Benefit obligation at beginning of year	701	654	50	43
Service cost	34	25	8	8
Interest cost	33	26	3	2
Employee contributions	7	5	—	—
Benefits paid	(20)	(12)	(2)	(3)
Effect of settlement	(18)	(18)		—
Effect of curtailment	—	(2)	—	(1)
Actuarial (gain) loss	73	19	(5)	4
Transfer in	3	—	1	—
Transfer out	(3)	(2)	(1)	—
Plan amendment	—	12	—	—
Foreign currency translation adjustment	(16)	(6)	(2)	(3)
Benefit obligation at end of year	794	701	52	50

Change in plan assets:

Plan assets at fair value at beginning of year	372	339	—	—
Expected return on plan assets	20	18	—	—
Employer contributions	30	24	—	—
Employee contributions	7	5	—	—
Benefits paid	(8)	(4)	—	—
Effect of settlement	(16)	(18)	—	—
Actuarial gain (loss)	(25)	1	—	—
Transfer in	1	—	—	—
Transfer out	(1)	—	—	—
Foreign currency translation adjustments	(2)	7	—	—

Plan assets at fair value at end of year	378	372	—	—

Funded status	(416)	(329)	(52)	(50)

Net amount recognized in the balance sheet consisted of the following:

Non-current assets	1	4	—	—
Current liabilities	(16)	(18)	(3)	(3)
Long-term liabilities	(401)	(315)	(49)	(47)
Net amount recognized	(416)	(329)	(52)	(50)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Other comprehensive loss as at December 31, 2009	72	4	76
Net amount generated/arising in current year	21	12	33
Amortization	(9)	(5)	(14)
Foreign currency translation adjustment	2	—	2
Other comprehensive loss as at December 31, 2010	86	11	97
Net amount generated/arising in current year	98	—	98
Amortization	(6)	(1)	(7)
Foreign currency translation adjustment	(3)	—	(3)
Other comprehensive loss as at December 31, 2011	175	10	185

In 2012, the Company expects to amortize $11 million of actuarial losses and $1 million of past service cost.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Service cost	34	25	22	8	8	4
Interest cost	33	26	25	3	2	2
Expected return on plan assets	(20)	(18)	(16)	—	—	—
Amortization of actuarial net loss (gain)	6	4	6	(5)	3	(1)
Amortization of prior service cost	1	1	2	—	1	—
Effect of settlement	(1)	5	2		—	—
Effect of curtailment	—	(2)	(2)	—	(1)	—

Net periodic benefit cost	53	41	39	6	13	5

The weighted average assumptions used in the determination of the benefit obligation and the plan asset for the pension plans and the other long-term benefits were as follows:

Assumptions	December 31, 2011	December 31, 2010	December 31, 2009
Discount rate	4.14%	4.68%	5.11%
Salary increase rate	2.99%	3.13%	3.08%
Expected long-term rate of return on funds for the pension expense of the year	4.57%	4.99%	5.28%

The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Company modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The Company’s pension plan asset allocation at December 31, 2011 and at December 31, 2010 are as follows:

	Percentage of Plan Assets at December
Asset Category	2011	2010
Equity securities	31%	39%
Bonds securities remunerating interest	44%	32%
Real estate	7%	7%
Other	18%	22%
Total	100%	100%

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2011 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	10	10	—	—
Equity securities	118	72	46	—
Government debt securities	59	14	45	—
Corporate debt securities	105	64	41	—
Derivatives	20	16	4	—
Investment funds	33	1	30	2
Real estate	28	3	21	4
Other (mainly insurance assets — contracts and reserves)	5	1	—	4
TOTAL	378	181	187	10

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2010 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	24	24	—	—
Equity securities	144	106	38	—
Government debt securities	68	28	40	—
Corporate debt securities	50	17	33	—
Derivatives	30	25	5	—
Investment funds	23	1	20	2
Real estate	27	3	19	5
Other (mainly insurance assets — contracts and reserves)	6	1	—	5
TOTAL	372	205	155	12

In 2010, the Company reclassified $54 million plan assets, including equity securities, government debt securities, corporate debt securities and real estate, from Level 1 to Level 2. Fair value measurement is further described in Note 24.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and December 31, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	12
Reclassification to Level 2	(2)

December 31, 2011	10

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and December 31, 2010 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2010	12
Actual return on plan assets mainly due to real estate	(2)
Reclassification from Level 2	2

December 31, 2010	12

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

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $30 million and $24 million in 2011 and 2010 respectively and the Company expects to contribute cash of $21 million in 2012.

The Company’s estimated future benefit payments as of December 2011 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2012	30	3
2013	25	3
2014	34	10
2015	30	4
2016	33	4
From 2017 to 2021	206	31

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $17 million and $14 million as of December 31, 2011 and 2010 respectively. The annual cost of these plans amounted to approximately $98 million, $89 million and $81 million in 2011, 2010 and 2009, respectively. The benefits accrued to employees on a pro-rata basis, during their employment period, are based on the individuals’ salaries.

16. SHAREHOLDERS’ EQUITY

16.1 Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2011 the number of shares of common stock issued was 910,559,805 shares (910,420,305 at December 31, 2010).

As of December 31, 2011 the number of shares of common stock outstanding was 884,995,094 (881,686,303 at December 31, 2010).

16.2 Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2008, an option agreement was concluded between the Company and Stichting Continuïteit ST. This option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There were no preference shares issued as of December 31, 2011.

16.3 Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 29,520,220 shares in 2008, also reflected at cost, as a reduction of the parent company stockholders’ equity.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of December 31, 2011, 17,355,509 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 3,169,291 in the year ended December 31, 2011.

As of December 31, 2011, the Company owned a number of treasury shares equivalent to 25,564,711.

16.4 Stock option plans

In 1999, the Shareholders voted to renew the Supervisory Board Stock Option Plan whereby each member of the Supervisory Board would receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board would receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant for both 1999 and 2000 and ten years from the date of grant for 2001.

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

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options vest thirty days after the date of grant and expire ten years after the date of grant.

A summary of the stock option activity for the plans for the three years ended December 31, 2011, 2010 and 2009 follows:

		Price Per Share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2008	39,431,433	$16.73-$39.00	$27.35

Options forfeited	(1,487,601)	$17.08-$39.00	$27.69
Outstanding at December 31, 2009	37,943,832	$16.73-$39.00	$27.33

Options forfeited	(2,646,937)	$17.08-$39.00	$29.55
Outstanding at December 31, 2010	35,296,895	$16.73-$39.00	$27.17

Options forfeited	(8,843,743)	$17.08-$39.00	$35.11
Outstanding at December 31, 2011	26,453,152	$16.73-$33.70	$24.51

The weighted average remaining contractual life of options outstanding as of December 31, 2011, 2010 and 2009 was 1.2, 1.9 and 2.9 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2011 were as follows:

Number of shares	Option price Range	Weighted average exercise price	Weighted average remaining contractual life
9,152,774	$31.09-$33.70	$31.11	0.25
97,850	$25.90-$27.21	$26.05	1.84
17,086,847	$19.18-$22.83	$21.02	1.77
115,681	$16.73-$17.08	$17.03	2.73

16.5 Nonvested share awards

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the members and professionals of the Supervisory Board (“The Supervisory Board Plan”) and to senior executives along with selected employees (“The Employee Plan”). The awards are granted at the nominal value of the share of €1.04 under the Supervisory Board Plan and for free under the Employee Plan. The awards granted under the Supervisory Board Plan vest evenly over three years (one third every year), with no market, performance or service conditions. As for the Employee Plan, the awards vest upon completion of three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of return on net assets compared with budget), each weighting for one third of the total number of awards granted; the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant).

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
February 27, 2009	2008 Employee Plan	50,400	—	(33,589)
May 20, 2009	2009 Supervisory Board	165,000	(7,500)	—
July 28, 2009	2009 Employee Plan	5,575,240	—	(1,827,349)
November 30, 2009	2009 Employee Plan	8,300	—	(2,762)
May 27, 2010	2010 Supervisory Board	172,500	(7,500)	—
July 22, 2010	2010 Employee Plan	6,344,725	—	(2,076,448)
December 17, 2010	2010 Employee Plan	221,650	—	(73,524)
May 3, 2011	2011 Supervisory Board	172,500	(30,000)	—
July 25, 2011	2011 Employee Plan	5,881,630	—	(* )
November 14, 2011	2011 Employee Plan	95,000	—	(* )

(*)	As at December 31, 2011, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the nonvested share activity by plan for the years ended December 31, 2011 is presented below:

Nonvested Shares	Outstanding as at December 31, 2010	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Outstanding as at December 31, 2011
2008 Employee Plan	628,510	—	(3,531)	—	(624,979)	—
2009 Employee Plan	2,774,056	—	(31,144)	—	(1,485,874)	1,257,038
2010 Employee Plan	6,506,820	—	(73,852)	(2,149,972)	(1,058,438)	3,224,558
2011 Employee Plan	—	5,976,630	(30,815)	—	—	5,945,815
2008 Supervisory Board Plan	42,500	—	—	—	(42,500)	—
2009 Supervisory Board Plan	95,000	—	—	—	(60,000)	35,000
2010 Supervisory Board Plan	150,000	—	—	—	(75,000)	75,000
2011 Supervisory Board Plan	—	172,500	(30,000)	—	—	142,500

Total	10,196,886	6,149,130	(169,342)	(2,149,972)	(3,346,791)	10,679,911

The grant date fair value of nonvested shares granted to employees under the 2008 Employee Plan was $10.59. The fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. On March 23, 2009, the Compensation Committee approved the statement that one performance condition was fully met. Consequently, the compensation expense recorded on the 2008 Employee Plan reflected one third of the awards granted fully vested, as far as the service condition was met.

The grant date fair value of nonvested shares granted to employees under the 2009 Employee Plan was $7.54. On the 2009 Employee Plan, the fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. On April 14, 2010, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2009 Employee Plan reflects the statement that two thirds of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of nonvested shares granted to employees under the 2010 Employee Plan was $8.74. On the 2010 Employee Plan, the fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. On April 26, 2011, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2010 Employee Plan reflects the statement that two thirds of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of nonvested shares granted to employees under the 2011 Employee Plan was $9.08. On the 2011 Employee Plan, the fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. Moreover, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2011, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that one third of the awards are expected to vest. Consequently, the compensation expense recorded for the 2011 Employee Plan reflects the vesting of one third of the awards granted, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first quarter of 2012.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, respectively:

	December 31, 2011	December 31, 2010	December 31, 2009
Cost of sales	5	6	7
Selling, general and administrative	16	18	19
Research and development	8	10	11
Earnings (loss) on equity-method investments and gain on investment divestiture	—	—	1
Total pre-payroll tax and social contribution compensation	29	34	38

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at December 31, 2011, and $2 million at December 31, 2010 and 2009. As of December 31, 2011 there was $23 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of approximately 9.5 months.

The total deferred income tax expense recognized in the consolidated statement of income related to unvested share-based compensation expense amounted to $7 million for the year ended December 31, 2011. The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $3 million and $8 million for the years ended December 31, 2010 and 2009, respectively. In 2010, the total deferred income tax expense included a shortfall, recorded on the 2007 Employee Plan closed during 2010 due to the vesting fair value being significantly lower than the grant fair value.

16.6 Accumulated other comprehensive income (loss) attributable to parent company stockholders

The accumulated balances related to each component of Other comprehensive income (loss) were as follows:

	Foreign currency translation adjustment	Unrealized gain (loss) on securities, net of tax	Unrealized gain (loss) on derivatives, net of tax	Unrealized gain (loss) on defined benefit pension plans, net of tax	Accumulated other comprehensive income (loss)
Balance as of December 31, 2008	1,164	(16)	11	(65)	1,094
Other comprehensive income (loss)	61	10	(5)	4	70
Balance as of December 31, 2009	1,224	(6)	6	(60)	1,164
Other comprehensive income (loss)	(255)	28	55	(13)	(185)
Balance as of December 31, 2010	969	22	61	(73)	979
Other comprehensive income (loss)	(101)	(32)	(116)	(60)	(309)
Balance as of December 31, 2011	868	(10)	(55)	(133)	670

For the year ended December 31, 2011, the net amount of accumulated other comprehensive income reclassified as earnings was approximately $61 million related to cash flow hedge transactions outstanding as at December 31, 2010, for which the forecasted hedged transactions occurred in 2011.

16.7 Dividends

At the Company’s Annual General Meeting of Shareholders held on May 3, 2011, the distribution of a cash dividend of $0.40 per common share, amounting to approximately $354 million, to be paid in four equal installments, was adopted by the Company’s shareholders. Through December 31, 2011, three installments were paid for an amount of $266 million including withholding tax. The remaining $0.10 per share cash dividend to be paid in the first quarter of 2012 totaled $88 million and was reported as “Dividends payable to stockholders” on the consolidated balance sheet as at December 31, 2011.

At the Company’s Annual General Meeting of Shareholders held on May 25, 2010, the distribution of a cash dividend of $0.28 per common share, amounting to approximately $247 million, to be paid in four equal installments, was adopted by the Company’s shareholders. Through December 31, 2010, three installments were paid for an amount of $186 million including withholding tax. The remaining $0.07 per share cash dividend to be paid in the first quarter of 2011 totaled $62 million and was reported as “Dividends payable to stockholders” on the consolidated balance sheet as at December 31, 2010.

In 2009 the cash dividend was of $0.12 per share for a total amount paid of $105 million.

17. EARNINGS (LOSS) PER SHARE

For the years ended December 31, 2011, 2010 and 2009, earnings (loss) per share (“EPS”) was calculated as follows:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Basic EPS
Net income (loss) attributable to parent company	650	830	(1,131)
Weighted average shares outstanding	883,619,377	880,375,234	876,928,190
Basic EPS	0.74	0.94	(1.29)

Diluted EPS
Net income (loss) attributable to parent company	650	830	(1,131)
Convertible debt interest	5	10	—
Net income (loss) attributable to parent company adjusted	655	840	(1,131)
Weighted average shares outstanding	883,619,377	880,375,234	876,928,190
Dilutive effect of nonvested shares	3,771,729	3,555,806	—
Dilutive effect of convertible debt	17,073,640	27,180,653	—
Number of shares used in calculating diluted EPS	904,464,746	911,111,693	876,928,190
Diluted EPS	0.72	0.92	(1.29)

At December 31, 2011 and December 31, 2010, outstanding stock options included anti-dilutive shares totalling approximately 26,453,152 shares and 35,296,895 shares, respectively. At December 31, 2009, if the Company had reported an income, outstanding stock options would have included anti-dilutive shares totalling approximately 37,943,832 shares.

There was also the equivalent of 8,790,024 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 8,784,400 for the 2016 bonds. None of these bonds have been converted to shares during 2011. The repurchase of convertible bonds is described in Note 14.

18. OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Research and development funding	128	106	202
Phase-out and start-up costs	(8)	(15)	(39)
Exchange gain, net	8	11	11
Patent costs, net of gain from settlement	(28)	(12)	(5)
Gain on sale of non-current assets	15	4	3
Other, net	(6)	(4)	(6)

Total	109	90	166

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facilities. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 24.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, which primarily include reimbursements of prior patent litigation costs.

19. IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2011, 2010, and 2009 are summarized as follows:

Year ended December 31, 2011	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	(3)	(13)	(21)	(37)
ST-Ericsson restructuring plan	(1)	(3)	(3)	(7)
ST-Ericsson cost savings plan	—	(26)	—	(26)
Other restructuring initiatives	—	(1)	(4)	(5)
Total	(4)	(43)	(28)	(75)

Year ended December 31, 2010	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	(1)	(15)	(11)	(27)
ST-Ericsson restructuring plan	(10)	(59)	(5)	(74)
Other restructuring initiatives	—	(1)	(2)	(3)
Total	(11)	(75)	(18)	(104)

Year ended December 31, 2009	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	(25)	(69)	(32)	(126)
ST-Ericsson restructuring plan	—	(99)	(1)	(100)
Goodwill annual impairment test	(6)	—	—	(6)
Other restructuring initiatives	(4)	(53)	(2)	(59)
Total	(35)	(221)	(35)	(291)

Impairment charges

In 2011, the Company recorded impairment charges of $4 million primarily related to long-lived assets for which no alternative future use was identified within the Company. The Company performed an analysis to determine if it was still valid to report the Carrollton property and other long-lived assets as “Assets held for sale” in the consolidated balance sheet as at December 31, 2011. Based on continued interest in the property and the Company’s intent and actions to sale, the “Assets held for sale” model was confirmed with no additional impairment to be recorded in the consolidated statement of income for the year ended December 31, 2011.

In 2010, the Company recorded impairment charges for $11 million primarily related to long-lived assets with no alternative future use within the Company, pursuant to the termination of certain lease contracts.

In 2009, the Company recorded impairment charges for $35 million corresponding primarily to:

•

$25 million impairment charge on the Company’s long-lived assets of its manufacturing sites in Carrollton (Texas) and Phoenix (Arizona) ; $21 million impairment on the Carrollton property and other long-lived assets as a result of its designation as “Assets held for sale” on the consolidated balance sheet, pursuant to its decision to sell the facility, and $4 million of impairment charges on certain specific equipment of the Company’s manufacturing site in Phoenix, for which no alternative future use existed within the Company;

•	$6 million impairment on goodwill; and

•	$3 million other-than-temporary impairment on investments carried at cost.

Restructuring charges and other related closure costs

The Company is currently engaged in three major restructuring plans, the ST-Ericsson cost savings plan, the ST-Ericsson restructuring plan and the manufacturing restructuring plan that are briefly described hereafter. The Company is also engaged in various cost savings initiatives aimed at reducing the operating expenses and costs of sales.

In June 2011, ST-Ericsson announced a restructuring plan (the “ST-Ericsson cost savings plan”) aimed at achieving $120 million of annualized savings by end of 2012. The main action included in this restructuring plan was a reduction in workforce of 500 employees worldwide.

In April 2009, ST-Ericsson announced a restructuring plan (the “ST-Ericsson restructuring plan”). The main actions included in the restructuring plan were a re-alignment of product roadmaps to create a more agile and cost-efficient R&D organization and a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger. On December 3, 2009, ST-Ericsson expanded its restructuring plan, targeting additional annualized savings in operating expenses and spending, along with an extensive R&D efficiency program.

The Company announced in 2007 that it committed to a restructuring plan aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market (the “manufacturing restructuring plan”). This manufacturing plan includes the following initiatives: the transfer of 150mm production from Carrollton (Texas) to Asia, the transfer of 200mm production from Phoenix (Arizona) to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase-out of the activities in the Ain Sebaa site.

In 2011, the Company incurred restructuring charges and other related closures costs for $71 million relating primarily to:

•

$34 million for the manufacturing restructuring plan, corresponding primarily to lease contract termination costs recorded at cease-use date and one-time termination benefits to be paid to employees who rendered services until the complete closure of the Carrollton (Texas) and Phoenix (Arizona) fabs. This plan was substantially finalized in the second quarter of 2011;

•	$26 million for the ST-Ericsson cost savings plan, consisting mainly in on-going termination benefits accrued for involuntary leaves and benefits paid within voluntary leave arrangements;

•

$6 million for the ST-Ericsson restructuring plan composed of $3 million employee termination benefits and $3 million lease contract termination costs and other closure costs pursuant to the closure of certain locations; and

•	$5 million restructuring charges and other related closure costs related to other committed restructuring initiatives.

In 2010, the Company incurred restructuring charges and other related closure costs for $93 million relating primarily to:

•

$64 million for the ST-Ericsson restructuring plan composed of $59 million of on-going termination benefits for involuntary leaves and benefits paid within voluntary leave arrangements, and lease contract termination costs totalling $5 million pursuant to the closure of certain locations;

•

$26 million for the manufacturing restructuring plan for closure costs and one-time termination benefits to be paid to employees who render services until the complete closure of the Carrollton and Phoenix fabs; and

•	$3 million restructuring charges and other related closure costs related to other committed restructuring initiatives.

In 2009, the Company incurred restructuring charges and other related closure costs for $256 million relating primarily to:

•

$100 million for the ST-Ericsson restructuring plan for on-going termination benefits for involuntary leaves pursuant to the closure of certain locations in Europe, the Unites States of America and Asia;

•

$101 million for the manufacturing restructuring plan primarily related to closure costs and one-time termination benefits to be paid to employees who render services until the complete closure of the Carrollton and Phoenix fabs; and

•

$55 million restructuring charges related to former committed restructuring initiatives. These restructuring charges consisted primarily of termination benefits in Asia and voluntary termination arrangements in certain European locations.

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2009 to December 31, 2011 are summarized as follows:

	ST-Ericsson cost savings plan	ST-Ericsson Restructuring plan	Manufacturing Restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2009	—	83	58	53	194
Charges incurred in 2010	—	67	26	7	100
Adjustments for unused provisions	—	(3)	—	(4)	(7)
Amounts paid	—	(81)	(27)	(34)	(142)
Currency translation effect	—	(6)	—	(3)	(9)
Provision as at December 31, 2010	—	60	57	19	136
Charges incurred in 2011	26	7	35	7	75
Adjustments for unused provisions	—	(1)	(1)	(2)	(4)
Amounts paid	(6)	(50)	(87)	(11)	(154)
Currency translation effect	(1)	1	—	—	—
Provision as at December 31, 2011	19	17	4	13	53

An amount of $42 million is expected to be paid within twelve months, as detailed in Note 13.

Total impairment, restructuring charges and other related closure costs

The manufacturing restructuring plan, which was expected to result in pre-tax charges in the range of $270 to $300 million, resulted in a total charge of $311 million as of December 31, 2011. This plan was mainly completed in 2011.

The ST-Ericsson restructuring plan, which was expected to result in a total pre-tax charge in the range of $135 million to $155 million, resulted in a total charge of $170 million as of December 31, 2011. This plan was mainly completed in 2011.

The ST-Ericsson cost savings plan is expected to result in a total pre-tax charge of $70 million to $75 million, of which $26 million have been incurred as of December 31, 2011. The plan is expected to be substantially completed in 2012.

In 2011, total amounts paid for restructuring and related closure costs amounted to $154 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

20. INTEREST INCOME (EXPENSE), NET

Interest income (expense), net consisted of the following:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Income	21	31	59
Expense	(46)	(34)	(50)

Total	(25)	(3)	9

No borrowing cost was capitalized in 2011, 2010 and 2009. Interest income on government Bonds and floating rate notes classified as available-for-sale marketable securities amounted to $6 million for the year ended December 31, 2011, $3 million for the year ended December 31, 2010 and to $8 million for the year ended December 31, 2009. Interest income on auction rate securities totaled $1 million, $2 million and $7 million for the years ended December 31, 2011, 2010 and 2009 respectively.

21. INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Income (loss) recorded in The Netherlands	54	264	(376)
Income (loss) from foreign operations	282	427	(1,120)

Income (loss) before income tax benefit (expense)	336	691	(1,496)

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
The Netherlands taxes — current	(11)	(3)	4
Foreign taxes — current	(104)	(53)	(54)

Current taxes	(115)	(56)	(50)
The Netherlands taxes — deferred	(2)	(4)	—
Foreign taxes — deferred	(64)	(89)	145

Income tax benefit (expense)	(181)	(149)	95

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2011, and 25.5% in 2010 and 2009, and the effective income tax rate are the following:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Income tax benefit (expense) computed at statutory rate	(84)	(176)	382
Non-deductible, non-taxable and other permanent differences, net	(38)	(50)	(34)
Income (loss) on equity-method investments	(7)	62	(84)
Valuation allowance adjustments	(130)	(54)	(56)
Impact of prior years adjustments	—	(29)	21
Effects on deferred taxes of changes in enacted tax rates	1	3	(7)
Current year credits	94	76	76
Other tax and credits	3	(12)	(4)
Benefits from tax holidays	113	77	2
Impact of uncertain tax positions	(2)	32	(23)
Earnings of subsidiaries taxed at different rates	(131)	(78)	(178)

Income tax benefit (expense)	(181)	(149)	95

The lines “Impact of prior years’ adjustments” and “Impact of uncertain tax positions” include amounts that are further described in the reconciliation of unrecognized tax benefits, included in this note.

As detailed in Note 2.18, following the passage of the French Finance Act for 2008, French research tax credits that in prior years were accounted for as a reduction in income tax expense were deemed to be grants in substance beginning on January 1, 2008, These tax credits, totaling $159 million, $146 million and $146 million, were reported as a reduction of research and development expenses in the consolidated statements of income for the years ended December 31, 2011, 2010 and 2009, respectively.

In 2011, 2010 and 2009, the line “Earnings of subsidiaries taxed at different rates” includes a decrease of $131 million, $91 million and $123 million, respectively, related to significant losses in countries subject to tax holidays.

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.13, $0.09 and $0.00 for the years ended December 31, 2011, 2010, and 2009, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2019. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2011	December 31, 2010
Tax loss carryforwards and investment credits	643	609
Inventory valuation	23	25
Impairment and restructuring charges	56	84
Fixed asset depreciation in arrears	56	47
Receivables for government funding	13	7
Tax allowances granted on past capital investments	1,111	1,113
Pension service costs	71	49
Stock awards	7	7
Commercial accruals	13	10
Other temporary differences	131	99
Total deferred tax assets	2,124	2,050
Valuation allowances	(1,514)	(1,396)
Deferred tax assets, net	610	654
Accelerated fixed asset depreciation	(69)	(83)
Acquired intangible assets	(49)	(34)
Advances of government funding	(16)	(16)
Other temporary differences	(38)	(40)
Deferred tax liabilities	(172)	(173)
Net deferred income tax asset	438	481

For a particular tax-paying component of the Company and within a particular tax jurisdiction, all current deferred tax liabilities and assets are offset and presented as a single amount, similarly to non-current deferred tax liabilities and assets. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions.

As of December 31, 2011, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2012, as follows:

Year
2012	42
2013	23
2014	21
2015	16
2016	77
Thereafter	464

Total	643

The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that jurisdiction on a pro rata basis. The “Tax allowances granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 2.05% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

During the year ended December 31, 2011, the Company recorded a valuation allowance of $92 million on ST-Ericsson’s deferred tax assets on tax loss carryforwards reflecting 50% of its exposure. As a result of a tax planning strategy implemented at the group level that ensures recovery of the deferred tax asset with incremental cash tax savings, the Company has not recorded a valuation allowance for the remaining deferred tax assets on tax loss carryforwards. Since this allowance does not relate to the Company’s investment in ST-Ericsson, the valuation allowance was fully attributable to the noncontrolling interests.

The amount of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $19 million and $7 million in 2011 and 2010 respectively and related primarily to the tax effects of unrealized gains and losses on derivative instruments designated as cash flow hedges and the tax effects of the recognized unfunded status on defined benefits plans.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $1,417 million as at December 31, 2011. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company.

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

A reconciliation of the 2011 beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at December 31, 2010	$149
Additions based on tax positions related to the current year	36
Additions for tax positions of prior years	19
Reductions for tax positions of prior years	(3)
Settlements	—
Reductions for lapse of statute of limitations	(50)
Foreign currency translation	(3)

Balance at December 31, 2011	148

The reconciliation of unrecognized tax benefits in 2010 was as follows:

Balance at December 31, 2009	$193
Additions based on tax positions related to the current year	44
Additions for tax positions of prior years	5
Reductions for tax positions of prior years	(44)
Settlements	(36)
Reductions for lapse of statute of limitations	(1)
Foreign currency translation	(12)

Balance at December 31, 2010	149

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

In 2010, the settlements of $36 million relates to the finalisation of a tax audit in one of the Company’s major tax jurisdictions.

The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2011.

22. COMMITMENTS

The Company’s commitments as of December 31, 2011 were as follows:

In million US$	Total	2012	2013	2014	2015	2016	Thereafter
Operating leases	381	111	63	41	36	32	98
Purchase obligations	477	432	32	9	3	—	1
of which:
Equipment purchase	208	208
Foundry purchase	119	119
Software, technology licenses and design	150	105	32	9	3	—	1
Other obligations	452	223	81	47	30	26	45

Total	1,310	766	176	97	69	58	144

As a consequence of the Company’s planned closures of certain of its manufacturing facilities, some of the contracts as reported above have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2012 to 2016 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $135 million, $135 million and $174 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

23. CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

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

In 2006, Tessera initiated a patent infringement lawsuit against the Company and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera also filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Company and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, which related to ball grid array packaging technology, expired in September 2010. The Court of Appeal affirmed the ITC’s orders and on November 28, 2011, the U.S. Supreme Court denied the defendants petition for review, and the ITC decision became final.

The District Court proceedings have recently been revived in California. Pursuant to these proceedings, Tessera may continue to seek an unspecified amount of monetary damages as compensation for alleged infringement of its two packaging patents now expired. The schedule for the proceedings has not yet been fixed.

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against the Company and numerous other parties, asserting that the Company engaged in unfair trade practices by importing certain memory controllers and devices using certain interface technologies that allegedly infringe certain patents owned by Rambus. The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same. The complaint further seeks a cease and desist order directing the Company and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents. On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint. The Company filed its response to the complaint on February 1, 2011. A trial was held before the ITC from October 11, 2011 until October 20, 2011. On March 2, 2012, the ITC issued an Initial Determination ruling that the Company, along with its other co-defendants, did not violate the five patents asserted by Rambus. The ITC’s Final Determination is expected on or before July 5, 2012.

Also on December 1, 2010, Rambus filed a lawsuit against the Company in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus patent infringement claims pending completion of the aforementioned ITC proceedings. The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents. No trial date has yet been set. The Company intends to vigorously defend its position in these matters.

Following a request made in March 2011, the Company has been informed that on February 1, 2012, the President of the Second Chamber of the European Court of Justice issued an order allowing the Company to intervene in a case between Hynix, on the one hand, and the European Commission and Qualcomm on the other hand, seeking annulment of the European Commission decision of December 9, 2009, which made binding certain commitments by Rambus on maximum royalty rates that would be applicable to a license of the patents asserted by Rambus against the Company, should the Company decide to enter into such a license.

On December 4, 2009, the Company received from the International Chamber of Commerce the notification of a request for arbitration filed by NXP Semiconductors Netherlands BV (“NXP”) against the Company, claiming compensation for so called underloading costs of approximately $59 million pursuant to a Manufacturing Services Agreement entered into between NXP and ST-NXP Wireless, at the time of the creation of ST-NXP Wireless, the Company’s wireless semiconductor products joint venture with NXP. During the second quarter of 2011, an arbitration hearing was held in Paris regarding this claim. Final briefs were filed in July 2011 and the Company is expecting the decision from the arbitral panel by the end of March 2012. The Company remains confident in the strength of its legal position regarding this claim.

The pending proceedings which the Company faces involve complex questions of fact and law. The results of legal proceedings are uncertain and material adverse outcomes are possible.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities.

Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2011, provisions for estimated probable losses with respect to legal proceedings were not considered material. The Company estimates possible losses between $10 to $50 million. Additionally, at this time and on the basis of available information, the Company believes that the possible loss contingencies in aggregate, as they can be reasonably estimated, do not represent a material amount to the financial statements as a whole, including results of operations, cash flows and financial position.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of the facility in Catania, Italy (the “M6 Plant”). The Company has received approximately €44 million to date. The M6 Plant and the Contratto di programma have been transferred to Numonyx.

On September 13, 2011, a monitoring of M6 investment and the related benefits was launched by the European Commission, requesting information about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities provided detailed feedback on October 7, 2011, including the history of the investment made and the motivation of the state aid granted. The European Commission requested further information from the Italian authorities on January 19, 2012, about the formal interpretation related to the definition of “investment activation” and its application to the M6 case. In the event of an adverse determination by the European Commission, the Company could be required to refund all or a portion of the public funding previously received in connection with the M6 Plant. The Company believes it has fulfilled all requirements associated with the grants.

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

24.1 Financial risk factors

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

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies approved by the Board of Directors. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. In the current economic environment, with the ongoing sovereign debt and financial crisis, these ratings are closely and continuously monitored in order to manage exposure of the counterparty’s risk of both financial institutions and sovereign debt. Marginal amounts are held in other currencies. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

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

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Company use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish-krona denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses. The derivative instruments used to hedge these forecasted transactions meet the criteria for designation as cash flow hedge. The hedged forecasted transactions are all highly probable of occurrence for hedge accounting purposes.

It is the Company’s policy to have the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Company, which consists in the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement in the foreign exchange rates will not therefore influence the exchange effect on items of the consolidated statement of income. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

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

The notional amount of these financial instruments totaled $517 million, $874 million and $717 million at December 31, 2011, 2010 and 2009, respectively. The principal currencies covered are the Euro, the Singapore dollar, the Japanese yen, the Swiss franc, the Swedish krona, the British pound and the Malaysian ringgit.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2011 have remaining terms of 2 days to 6 months, maturing on average after 20 days.

Derivative Instruments Designated as a Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish-krona denominated forecasted transactions that cover at reporting date a large part of research and development expenses.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

For the year ended December 31, 2011 the Company recorded a reduction in cost of sales and operating expenses of $65 million and $52 million, respectively, related to the realized gain incurred on such hedged transactions. For the year ended December 31, 2010 the Company recorded an increase in cost of sales and operating expenses of $37 million and $42 million, respectively, related to the realized loss incurred on such hedged transactions. For the year ended December 31, 2009 the Company recorded a reduction in cost of sales and operating expenses of $29 million and $42 million, respectively, related to the realized gain incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2011, 2010 and 2009.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,759, $1,850 and $1,354 million at December 31, 2011, 2010 and 2009, respectively. The forecasted transactions hedged at December 31, 2011 were determined to have a high probability of occurring.

As of December 31, 2011, $71 million of deferred losses on derivative instruments, before deferred tax of $9 million, included in “Accumulated other comprehensive income/(loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income/(loss)” in the consolidated statement of equity. As of December 31, 2010, $38 million of deferred gains on derivative instruments, net of tax of $1 million, included in “Accumulated other comprehensive income/(loss)” were expected to be reclassified as earnings during the next 24 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income/(loss)” in the consolidated statement of equity. Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2011 have remaining terms of 3 days to 11 months, maturing on average after 120 days.

As at December 31, 2011, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Swedish-krona denominated forecasted intercompany transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	283	309
Currency options	15	24
Collars	222	419

In millions of Swedish-krona	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	782	—

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.

The Company analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate liquid assets.

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps converted the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted Libor. Until November 2008 the cancellable swaps met the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds were reflected at their fair values in the consolidated balance sheets. The Company determined that the swaps had been no longer effective at offsetting changes in the fair value of the hedged bonds since November 1, 2008 and the fair value hedge relationship was consequently discontinued on that date. The cancellable swaps were thus accounted for as held-for-trading financial assets. The swaps were unwound in 2009, which generated a non-operating loss of $8 million reported on the line “Gain (loss) on financial instruments, net” of the consolidated statement of income for the year ended December 31, 2009, and proceeds totaling $26 million in the consolidated statement of cash flows for the twelve months of 2009, reported on the line “Disposal of financial instruments”.

Price risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk for investments in public entities classified as available-for-sale, as described in Note 2.22. In order to hedge the exposure to this market risk, the Company may enter into certain derivative hedging transactions. In the first quarter of 2010, the Company purchased a put option in order to hedge a potential equity position in an unaffiliated company, for a total notional amount of 10 million shares. The put option did not meet at that time the criteria for designation as a hedging instrument and was consequently classified as a held-for-trading financial asset in the first quarter of 2010. The Company reported on that period an unrealized loss amounting to $6 million on the line “Gain (loss) on financial instruments, net” in the consolidated statement of income. On April 6, 2010, the Company entered into a written call option, with a notional amount of 5 million shares, to be combined with the existing purchased put in order to structure a zero-cost collar as a single hedging instrument of the highly probable forecasted sale of Micron shares received upon the sale of Numonyx equity-method investment as described in Note 3. From inception of the hedging relationship and on an on-going basis until November 30, 2010, the combined options qualified for cash flow hedge accounting. As a result, the change in fair value of the hedging instrument was reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statement of changes in equity. Since the critical terms of the structured collar matched the critical terms of the hedged transaction, no ineffectiveness was reported in earnings. Effectiveness was measured on the full fair value of the combined options. During the fourth quarter of 2010, the Company sold the underlying hedged 10,000,000 Micron shares and simultaneously unwound the purchased put and written call composing the collar. Total proceeds from the unwinding of the derivative instruments amounted to $5 million, which generated a non-operating gain of $4 million reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2010. The impact of the sale of Micron shares is described in Note 3.

In addition to the combined options as described above, the Company entered in April 2010 into three contingent zero-cost collars to hedge forecasted sales of Micron shares for a total notional amount of approximately 40 million shares. The hedged forecasted sales were assessed to be highly probable transactions, from inception of the hedge and on an on-going basis, and the hedging transaction qualified for cash flow hedge. The contingency premium paid on these instruments, which totaled $9 million, was excluded from effectiveness measurement and recorded immediately in the consolidated statement of income on the line “Gain (loss) on financial instruments, net”. In December 2010, the Company decided to discontinue one of the three collars and simultaneously sold the underlying hedged 20,000,000 Micron shares. Total proceeds from the unwinding of the collar amounted to $16 million, which generated a non-operating gain of the same amount reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2010. The remaining two zero-cost collars, for a total notional amount of 20,056,131 shares, were not discontinued and still qualified for cash flow hedge accounting as at December 31, 2010. The cumulative change in fair value of the collars, which amounted to $27 million, was reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statement of changes in equity as at December 31, 2010. In 2011, the Company decided to discontinue the hedging instruments and simultaneously sold the underlying shares. Proceeds from the unwinding of the collars totaled $6 million, which generated a non-operating gain of the same amount reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2011. The impact of the sale of Micron shares is described in Note 3.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2011 and December 31, 2010 is presented in the table below:

In millions of U.S. dollars	As at December 31, 2011		As at December 31, 2010
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	—	Other receivables and assets	46
Currency collars	Other receivables and assets	1	Other receivables and assets	—
Currency collars	Other investments and other non-current assets	—	Other investments and other non-current assets	6
Contingent zero-cost collars	Other receivables and assets	—	Other receivables and assets	27

Total derivatives designated as a hedge		1		79

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	1	Other receivables and assets	12

Total derivatives not designated as a hedge:		1		12

Total Derivatives		2		91

In millions of U.S. dollars	As at December 31, 2011		As at December 31, 2010
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(39)	Other payables and accrued liabilities	(8)
Currency collars	Other payables and accrued liabilities	(29)	Other payables and accrued liabilities	(2)

Total derivatives designated as a hedge		(68)		(10)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(7)	Other payables and accrued liabilities	(1)

Total derivatives not designated as a hedge:		(7)		(1)

Total Derivatives		(75)		(11)

The effect on the consolidated statements of income for the year ended December 31, 2011 and December 31, 2010 and on the Other comprehensive income (“OCI”) as reported in the statements of changes in equity as at December 31, 2011 and December 31, 2010 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2011	December 31, 2010		December 31, 2011	December 31, 2010
Foreign exchange forward contracts	(16)	19	Cost of sales	67	(31)
Foreign exchange forward contracts	(2)	3	Selling, general and administrative	8	(6)
Foreign exchange forward contracts	(20)	16	Research and development	45	(32)
Currency options	(2)	(1)	Cost of sales	(3)	(6)
Currency options	—	—	Selling, general and administrative	—	(1)
Currency options	(1)	(1)	Research and development	(1)	(3)
Currency collars	(19)	—	Cost of sales	1	—
Currency collars	(3)	—	Selling, general and administrative	—	—
Currency collars	(8)	2	Research and development	—	—
Combined options	—	—	Gain (loss) on financial instruments, net	—	4
Contingent zero-cost collars	—	27	Gain (loss) on financial instruments, net	6	16
Total	(71)	65		123	(59)

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2011 and December 31, 2010. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars. For contingent zero-cost collars, the $9 million contingency premium was excluded from hedge effectiveness measurement and, as described above, was immediately recorded on the line “Gain (loss) on financial instruments, net” in the consolidated statement of income for the year ended December 31, 2010.

The effect on the consolidated statements of income for the year ended December 31, 2011 and December 31, 2010 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain (loss) recognized in earnings
		December 31, 2011	December 31, 2010
Foreign exchange forward contracts	Other income and expenses, net	31	(41)
Total		31	(41)

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank group not to exceed 20% of the total. This percentage has been reviewed since 2007 to cope with the ongoing financial crisis and always been kept at a maximum of 15% for major counterparty banks with high capitalization. Due to the concentration of part of its operations in Europe, primarily in France and in Italy, the Company assessed in 2011 the level of direct and indirect exposures to the sovereign debt crisis in the Euro zone. The analysis focused on cash and cash equivalents, loans and receivables, deferred tax assets and other financial assets held in European countries experiencing significant economic, fiscal or political strains that increase the likelihood of default. To identify the countries at risk, the Company considered recent economic developments, such as credit downgrades, widening credit spreads and public deficit reduction plans and the impact such developments could have on the Company’s financial position, results of operations, liquidity, and capital resources. The assessment also aimed at identifying indirect exposures to the current economic environment in the Euro zone, such as concentrations of cash and financial instruments with financial institutions highly exposed to the sovereign debt crisis. The Company concluded that the situation in the Euro zone was in evolution but that no factors indicated a high level of credit risk exposure due to a sovereign default in the short term.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2011 and 2010, one customer, the Nokia Group of companies, represented 11.3% and 14.8% of trade accounts receivable, net respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Company’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Company’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

24.2 Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for other stakeholders, as to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Company may review the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

Consistent with others in the industry, the Company monitors capital on the basis of the debt-to-equity ratio. This ratio is calculated as the net financial position of the Company, defined as the difference between total cash position (cash and cash equivalents, marketable securities — current and non-current-, short-term deposits and non-current restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company shareholders’ equity.

24.3 Fair value measurement

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2011:

		Fair Value Measurements using
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	100	100	—	—
Debt securities issued by foreign governments	81	81	—	—
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	5	—	5	—
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	93	93	—	—
Euro-denominated Fixed rate debt securities issued by financial institutions	27	27	—	—
U.S.-denominated Senior debt Floating Rate Notes issued by other financial institutions	107	107	—	—
Equity securities classified as available-for-sale	9	9	—	—
Equity securities held-for-trading	7	7	—	—
Derivative instruments designated as cash flow hedge	(67)	—	(67)	—
Derivative instruments not designated as a hedge	(6)	—	(6)	—
Total	356	424	(68)	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2010:

		Fair Value Measurements using
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	350	350	—	—
Debt securities issued by foreign governments	213	213	—	—
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	10	—	—	10
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	118	118	—	—
U.S.-denominated Senior debt Floating Rate Notes issued by other financial institutions	200	200	—	—
Auction Rate Securities	72	—	—	72
Micron shares classified as available-for-sale	161	161	—	—
Other equity securities classified as available-for-sale	11	11	—	—
Equity securities held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	69	—	69	—
Derivative instruments not designated as a hedge	11	—	11	—
Total	1,223	1,061	80	82

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and December 31, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	82
Other-than-temporary impairment charge on Senior debt Floating Rate Notes issued by Lehman Brothers included in earnings on the line “Other-than temporary impairment charge in financial assets”	(5)
Transfer of Senior debt Floating Rate Notes issued by Lehman Brothers to Level 2 fair value hierarchy	(5)
Settlement on Auction Rate Securities	(72)

December 31, 2011	—

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(5)

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and December 31, 2010 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2010	226
Change in fair value of Auction Rate Securities	30
Paid-in-kind interest on Numonyx subordinated notes	5
Change in fair value on Numonyx subordinated notes — pre-tax	2
Extinguishment of Numonyx subordinated notes	(180)
Currency translation adjustment	(1)

December 31, 2010	82

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	—

The table below details financial and nonfinancial assets (liabilities) measured at fair value on a nonrecurring basis as at December 31, 2011:

		Fair Value Measurements using
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions of U.S. dollars
Cost-method investments	27	—	—	27
Assets held for sale	28	—	28	—
Total	55	—	28	27

The table below details financial and nonfinancial assets (liabilities) measured at fair value on a nonrecurring basis as at December 31, 2010:

		Fair Value Measurements using
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions of U.S. dollars
Cost-method investments	28	—	—	28
Assets held for sale	28	—	28	—
Total	56	—	28	28

The assets held for sale are reported at the lower of their net book value and fair value less costs to sell. Fair value is determined by estimates provided by brokers based on past sales of similar assets.

For assets (liabilities) measured at fair value on a non recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and December 31, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	28
Currency translation adjustment	(1)

December 31, 2011	27

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	—

No portion of the aggregate carrying amount of cost method investors was evaluated for impairment in 2011, since there were no identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the related investments.

For assets (liabilities) measured at fair value on a non recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and December 31, 2010 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2010	222
Other-than-temporary impairment on cost-method investments	(1)
Equity share in Numonyx earnings	14
Numonyx divestiture	(207)

December 31, 2010	28

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(1)

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at December 31, 2011:

	2011		2010
Description	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Long-term debt
— Bank loans (including current portion)	485	485	592	591
— Senior Bonds	453	452	569	566
— Convertible debt	221	218	534	528
Total	1,159	1,155	1,695	1,685

The table below details securities that currently are in an unrealized loss position. The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2011.

	December 31, 2011
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	79	—	147	(6)	226	(6)

Total	79	—	147	(6)	226	(6)

The table below details securities that were in an unrealized loss position as at December 31, 2010. The securities are segregated by investment type and the length of time that the individual securities had been in a continuous unrealized loss position as of December 31, 2010.

	December 31, 2010
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	—	—	317	(5)	317	(5)
Micron shares classified as available-for-sale	161	(15)	—	—	161	(15)

Total	161	(15)	317	(5)	478	(20)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following the Lehman Brothers’ Chapter 11 filing. Fair value measurement for these debt securities relied until December 31, 2010 on information received from a major credit rating entity based on historical recovery rates. In 2011, new information was publicly released about the Lehman Brothers Holding Inc. liquidation process, the announcement by Lehman Brothers Holding Inc. that it would seek approval of its reorganization plan and recent settlement negotiations between large bondholders and the liquidators. Based on these new facts and circumstances, the Company reassessed fair value measurement from a Level 3 fair value measurement hierarchy to a Level 2. The fair value of Lehman Brothers Senior debt floating rate notes is now based on expected recovery rates from the proposed reorganization plan, as reflected by values observed on open markets.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair value of these instruments is estimated based upon market prices for the same or similar instruments. For shares on which a sale restriction is attached, the market price is discounted in order to reflect such restriction.

Equity securities held-for-trading

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

25. RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Sales & other services	269	322	356
Research and development expenses	(235)	(206)	(201)
Other purchases	(60)	(94)	(167)
Accounts receivable	54	53	58
Accounts payable	42	63	60

For the years ended December 31, 2011, December 31, 2010 and 2009, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom Orange, Finmeccanica, Cassa Depositi e Prestiti, Flextronics, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Company and its equity-method investments as listed in Note 11.

Since the formation of ST-Ericsson, the Company purchases R&D services from ST-Ericsson AT SA (“JVD”), a significant equity-method investment of the Company. For the year ended December 31, 2011 and 2010, the total R&D services purchased from ST-Ericsson AT SA amounted to $194 million and $136 million respectively and outstanding trade payables amounted to $23 million and $21 million respectively.

The Company contributed cash amounts totalling $1 million, for the years ended December 31, 2011 and 2010, respectively, and made no contribution in 2009 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

26. SEGMENT INFORMATION

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The organization existing in 2009 was as follows:

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

Starting January 1, 2010, there was a new organizational change within the Wireless sector, which was starting from then comprised of the following lines:

•	2G, EDGE TD-SCDMA & Connectivity;

•	3G Multimedia & Platforms;

•	LTE & 3G Modem Solutions;

in which the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

•	Other Wireless, in which the Company reports manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

As of January 1, 2011, the Company changed the segment organization structure. The current organization is as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), comprised of:

•	Automotive Products Group (“APG”);

•	Computer and Communication Infrastructure (“CCI”);

•	Home Entertainment & Displays (“HED”); and

•	Imaging (“IMG”).

•	Analog, MEMS and Microcontrollers (“AMM”), comprised of:

•	Analog Products and Micro-Electro-Mechanical Systems (“Analog & MEMS”); and

•	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Power Discrete Products (“PDP”), comprised of:

•	Rectifiers, Thyristors & Triacs, Protection, Integrated Passive Active Devices (IPADs) and Transistors.

•	Wireless, comprised of:

•	Entry Solutions and Connectivity (“ESC”) (former “2G, EDGE TD-SCDMA & Connectivity”);

•	Smartphone and Tablet Solutions (“STS”) (former “3G Multimedia & Platforms”);

•

Modems (“MOD”) (former “LTE & 3G Modem Solutions”) in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson JVS as consolidated in the Company’s revenue and operating results; and

•	Other Wireless, in which the Company reports other revenues, gross margin and other items related to the Wireless business outside the ST-Ericsson JVS.

In 2011, the Company has restated its results from prior periods for illustrative comparisons of its performance by product segment due to the Industrial and Multisegment Sector (“IMS”) now being tracked in two separate segments (“AMM” and “PDP”). Moreover, following the transfer of a small business unit from ACCI to AMM, the Company has reclassified the prior period’s revenues and operating income results of ACCI and AMM. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. The Company believes that the restated 2010 and 2009 presentation is consistent with 2011 and is using these comparatives when managing its segments.

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

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, other non-recurrent purchase accounting items and certain other miscellaneous charges.

Net revenues by product segment:

	December 31, 2011	December 31, 2010	December 31, 2009
In millions of U.S dollars
Net revenues by product segment:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	4,030	4,086	3,093
Analog, MEMS and Microcontrollers (“AMM”)	2,864	2,663	1,797
Power Discrete Products (“PDP”)	1,240	1,319	949
Wireless	1,552	2,219	2,585
Others(1)	49	59	86

Total consolidated net revenues	9,735	10,346	8,510

(1)	Includes revenues from sales of subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line:

	December 31, 2011	December 31, 2010	December 31, 2009
In millions of U.S dollars
Net revenues by product lines:
Automotive Products Group (“APG”)	1,678	1,420	1,005
Computer and Communication Infrastructure (“CCI”)	958	1,125	932
Home Entertainment & Displays (“HED”)	746	923	728
Imaging (“IMG”)	615	569	417
Others	33	49	11
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	4,030	4,086	3,093
Analog and Micro-Electro-Mechanical Systems (“Analog & MEMS”)	1,686	1,478	997
Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”)	1,175	1,181	798
Others	3	4	2
Analog, MEMS and Microcontrollers (“AMM”)	2,864	2,663	1,797
Power Discrete Products (“PDP”)	1,240	1,319	949
Entry Solutions and Connectivity (“ESC”)	778	956	1,027
Smartphone and Tablet Solutions (“STS”)	657	1,223	1,529
Modems (“MOD”)	115	35	18
Others	2	5	11
Wireless	1,552	2,219	2,585
Others	49	59	86
Total consolidated net revenues	9,735	10,346	8,510

Operating income (loss) by product segment:

In millions of U.S dollars	December 31, 2011	December 31, 2010	December 31, 2009
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	360	410	(62)
Analog, MEMS and Microcontrollers (“AMM”)	581	502	44
Power Discrete Products (“PDP”)	139	179	40
Wireless	(812)	(483)	(356)

Total operating income (loss) of product segments	268	608	(334)
Others(1)	(222)	(132)	(689)

Total consolidated operating income (loss)	46	476	(1,023)

(1)	Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, start up costs and phase-out costs, and other unallocated expenses such as: strategic or special research and development programs and other non-recurrent purchase accounting items, certain corporate level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

Reconciliation to consolidated operating income (loss):

In millions of U.S dollars	December 31, 2011	December 31, 2010	December 31, 2009
Total operating income (loss) of product segments	268	608	(334)
Strategic R&D, other R&D programs and R&D funding	(13)	(18)	(22)
Phase-out and start-up costs	(8)	(15)	(39)
Impairment & restructuring charges	(75)	(104)	(291)
Unused capacity charges	(149)	(3)	(322)
Other non-allocated provisions(1)	23	8	(15)
Total operating loss Others(2)	(222)	(132)	(689)
Total consolidated operating income (loss)	46	476	(1,023)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.
(2)	Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, start-up and phase-out costs, and other unallocated expenses such as: strategic or special research and development programs and other non-recurrent purchase accounting items, certain corporate level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group. The following is a summary of operations by entities located within the indicated geographic areas for 2011, 2010 and 2009. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

In millions of U.S dollars	December 31, 2011	December 31, 2010	December 31, 2009
The Netherlands	1,928	1,863	1,553
France	172	174	139
Italy	157	149	121
USA	1,120	1,109	798
Singapore	4,945	5,939	4,697
Japan	497	436	300
Other countries	916	676	902

Total	9,735	10,346	8,510

Long-lived assets

In millions of U.S dollars	December 31, 2011	December 31, 2010
The Netherlands	124	17
France	1,469	1,646
Italy	812	783
Other European countries	200	237
USA	17	37
Singapore	552	552
Malaysia	303	298
Other countries	443	476

Total	3,920	4,046

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency — millions of U.S. dollars)
2011
Inventories	50		103	(93)	60
Accounts Receivable	17		1	(3)	15
Deferred Tax Assets	1,396	(11)	138	(9)	1,514

2010
Inventories	50		67	(67)	50
Accounts Receivable	19		1	(3)	17
Deferred Tax Assets	1,337	(13)	81	(9)	1,396

2009
Inventories	72		102	(124)	50
Accounts Receivable	25		2	(8)	19
Deferred Tax Assets	1,283	6	79	(31)	1,337

S-1