Form 20-F
period 2012-12-31
STMICROELECTRONICS NV
filed 2013-03-04
CIK 932787

As filed with the Securities and Exchange Commission on March 4, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

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

887,953,202 common shares at December 31, 2012

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐	(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (free cash flow and net financial position), which are derived from amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, since 2005, we are required by Dutch law to report our Statutory and Consolidated Financial Statements, previously reported using generally accepted accounting principles in The Netherlands, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. The IFRS financial statements are reported separately and can differ materially from the statements reported in U.S. GAAP.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•

future risks to our core business, other potential write-offs of assets, our share of costs and the required cash resources that ensue from our decision to exit ST-Ericsson, and will depend on the chosen exit options;

•	our ability to competitively address market demand for the products which we design, manufacture and sell;

•	changes in the market for our products, including the actual demand for products where we have achieved design wins and/or demand for applications where we are targeting growth;

•	our customers’ ability to successfully compete in the application markets they serve with our products;

•

our ability in periods of reduced market demand or visibility to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•

our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully and timely develop and secure customer acceptance for new products meeting their expectations;

•	our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•

our ability to maintain or improve our competitiveness especially in light of volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•

changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•

changes in economic, social, political or infrastructure conditions in the locations where we, our customers or our suppliers operate including as a result of macroeconomic or regional events, military conflict, social unrest or terrorist activities;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2012. Such data have been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2012, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$8,380	$9,630	$10,262	$8,465	$9,792
Other revenues	113	105	84	45	50

Net revenues	8,493	9,735	10,346	8,510	9,842
Cost of sales	(5,710)	(6,161)	(6,331)	(5,884)	(6,282)

Gross profit	2,783	3,574	4,015	2,626	3,560
Operating expenses:
Selling, general and administrative	(1,166)	(1,210)	(1,175)	(1,159)	(1,187)
Research and development(1)	(2,413)	(2,352)	(2,350)	(2,365)	(2,152)
Other income and expenses, net(2)	91	109	90	166	62
Impairment, restructuring charges and other related closure costs	(1,376)	(75)	(104)	(291)	(481)

Total operating expenses	(4,864)	(3,528)	(3,539)	(3,649)	(3,758)

Operating income (loss)	(2,081)	46	476	(1,023)	(198)
Other-than-temporary impairment charge and realized gains (losses) on financial assets	—	318	—	(140)	(138)
Interest income (expense), net	(35)	(25)	(3)	9	51
Income (loss) on equity-method investments and gain on investment divestiture	(24)	(28)	242	(337)	(553)
Gain (loss) on financial instruments, net	3	25	(24)	(5)	15
Income (loss) before income taxes and noncontrolling interest	(2,137)	336	691	(1,496)	(823)
Income tax benefit (expense)	(51)	(181)	(149)	95	43

Net income (loss)	(2,188)	155	542	(1,401)	(780)
Net loss (income) attributable to noncontrolling interest	1,030	495	288	270	(6)

Net income (loss) attributable to parent company	(1,158)	650	830	(1,131)	(786)

Earnings per share (basic) attributable to parent company stockholders	(1.31)	0.74	0.94	(1.29)	(0.88)
Earnings per share (diluted) attributable to parent company stockholders	(1.31)	0.72	0.92	(1.29)	(0.88)
Number of shares used in calculating earnings per share (basic)	886.7	883.6	880.4	876.9	892.0
Number of shares used in calculating earnings per share (diluted)	886.7	904.5	911.1	876.9	892.0

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In millions except per share and ratio data)
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	2,250	1,912	1,892	1,588	1,009
Short-term deposits	1	—	67	—	—
Marketable securities	238	413	1,052	1,032	651
Restricted cash	4	8	7	250	250
Non-current marketable securities	—	—	72	42	242
Total assets	10,434	12,094	13,349	13,655	13,913
Short-term debt	630	733	720	176	143
Long-term debt (excluding current portion)(3)	671	826	1,050	2,316	2,554
Total parent company stockholders’ equity(4)	6,225	7,603	7,587	7,147	8,156
Common stock and capital surplus	3,711	3,700	3,671	3,637	3,480
Other Data:
Dividends per share(5)	0.40	0.40	0.28	0.12	0.36
Capital expenditures(6)	476	1,258	1,034	451	983
Net cash from operating activities	612	880	1,794	816	1,722
Depreciation and amortization	1,107	1,279	1,240	1,367	1,366
Debt-to-equity ratio(7)	$0.21	$0.21	$0.23	$0.35	$0.33

(1)

Our reported research and development expenses (“R&D”) are mainly in the areas of product design and technology development. They do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales. Our R&D expenses are net of certain tax credits.

(2)

“Other income and expenses, net” includes, among other things: funds received through government agencies for research and development programs; costs incurred for start-up and phase-out activities not involving saleable production; foreign currency gains and losses; gains on sales of tangible assets and non-current assets; and the costs of certain activities relating to IP protection.

(3)

We repurchased a portion of our 2016 convertible bonds (“2016 Convertible Bonds”) during 2009 (98,000 bonds for a total cash consideration of $103 million), 2010 (385,830 bonds for a total cash consideration of $410 million), 2011 (289,768 bonds for a total cash consideration of $314 million of which 41,123 convertible bonds were redeemed by certain holders on February 23, 2011) and 2012 (200,402 bonds for a total cash consideration of $219 million of which 190,131 convertible bonds were redeemed by certain holders on February 23, 2012). Our 2016 Convertible Bonds were fully redeemed in the second quarter of 2012. We also repurchased a portion of our 2013 senior bonds (“2013 Senior Bonds”) in 2010 and 2011 for an amount of $98 million and $107 million, respectively.

(4)

Following repurchases in earlier periods, we also repurchased 29,520,220 of our shares in 2008, for a total cost of $313 million and we reflected this purchase at cost as a reduction of stockholders’ equity. The repurchased shares have been designated for allocation under our share-based compensation programs as nonvested shares, including the plans as approved by the 2005 through 2012 annual general shareholders’ meetings, and those which may be attributed in the future. As of December 31, 2012, 20,313,617 shares had been transferred to employees upon the vesting of such stock awards. As of December 31, 2012, we owned 22,606,603 treasury shares.

(5)	Dividend per share represents the yearly dividend as approved by our annual general meeting of shareholders, which relates to the prior year’s accounts.
(6)

Capital expenditures are net of proceeds from sale and certain funds received through government agencies, the effect of which is to reduce our cash used in investing activities and to decrease depreciation.

(7)	Debt-to-equity ratio is the ratio between our total financial debt and our total parent company stockholder’s equity.

Risk Factors

Risks Related to the Semiconductor Industry which Impact Us

The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition.

The semiconductor industry is cyclical and has been subject to significant downturns at various times, impacted by global economic conditions. Downturns are typically characterized by reduction in overall demand, accelerated erosion of selling prices, reduced revenues and high inventory levels, which could result in a significant deterioration of our results of operations. Furthermore, downturns may be the result of industry-specific factors, such as built-in excess capacity, product obsolescence, price erosion and changes in end-customer demand. Such macroeconomic trends relate to the semiconductor industry as a whole and not necessarily to the individual semiconductor markets to which we sell our products. The negative effects on our business from industry downturns may also be increased to the extent that such downturns are concurrent with the timing of new increases in production capacity or the introduction of new advanced technologies in our industry. We have experienced revenue volatility and market downturns in the past and expect to experience them in the future, which could have a material adverse impact on our results of operations and financial condition.

In the event of a global or regional economic slowdown impacting business and consumer confidence, the demand for semiconductor products can decline precipitously. As a result, our business, financial conditions and results of operations have been affected in the past and could also be affected in the future. To the extent that the economic environment in which we conduct our operations worsens, our business, financial condition and results of operations could be significantly and adversely affected.

In particular, economic downturns affecting the semiconductor industry may result in a variety of risks that could significantly affect our business, including:

•	declines in revenues;

•	reductions in selling prices;

•	underutilization of manufacturing capacity;

•	deterioration of our gross margins, profitability and net cash flow;

•	increased volatility and/or declines in our share price;

•	increased volatility or adverse movements in foreign currency exchange rates;

•

delays in, or curtailment of, purchasing decisions by our customers or potential customers either as a result of overall economic uncertainty or as a result of their inability to access the liquidity necessary to engage in purchasing initiatives or new product development;

•	closure of our wafer fabrication plants (“fabs”) and associated restructuring plans;

•	lower valuations of our equity-method investments and lower valuations on our divestitures or our exit from joint ventures;

•	downgrade of our corporate credit ratings / outlook from one or more independent rating agencies, which may negatively impact our ability to access additional liquidity;

•	increased credit risk associated with our customers or potential customers, particularly those that may operate in industries most affected by the economic downturn; and

•	impairment of goodwill or other assets associated with our product segments.

We may not be able to match our production capacity to demand.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, making it hard to estimate requirements for production capacity. If markets, major customers or certain product designs or technologies do not perform as we have anticipated, we risk underutilization of our facilities or the manufacturing of excess inventories, in the event of overestimated demand or having insufficient capacity to meet customer demand in the event of underestimated demand.

The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions, may exceed demand requirements, leading to overcapacity and price erosion. If the semiconductor market or major customers do not grow as we anticipated when making investments in production capacity, we risk overcapacity and relevant unused capacity charges. In addition, if demand for our products is lower than expected, this may result in write-offs of inventories and losses on products, and could require us to undertake restructuring measures that may involve significant charges to our earnings. In the past, overcapacity for certain products or technologies and cost optimization have led us to close manufacturing facilities and, as a result, to incur significant impairment and restructuring charges and other related closure costs. Furthermore, during certain periods, we have also experienced an increasing demand in certain market segments and product technologies, which has led to a shortage of capacity and an increase in the lead times of our delivery to customers. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Impairment, restructuring charges and other related closure costs”.

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements or if we are unable to obtain the necessary IP.

We compete in different product lines to various degrees on the following characteristics:

•	price;

•	technical performance;

•	product features;

•	product system compatibility;

•	product design and technology;

•	timely introduction of new products;

•	product availability;

•	process technology;

•	manufacturing capabilities; and

•	sales and technical support.

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

As we are a supplier of a broad range of products, we are required to make significant investments in R&D across our product portfolio in order to remain competitive. Many of the resulting products that we market have short life cycles, with some being one year or less. Economic conditions may impair our ability to maintain our current level of R&D investments and, therefore, we may need to become more focused in our R&D investments across our broad range of product lines. On December 10, 2012, we announced our new strategic plan, centered on leadership in Sense and Power and Automotive Products and in Embedded Processing Solutions, specifically focusing on five product areas: MEMS and sensors, smart power, automotive products, microcontrollers, and application processors including digital consumer. However, there can be no assurance that we will successfully compete in each product area when our competitors’ R&D investments may be higher than ours.

We regularly devote substantial resources to winning competitive selection processes, known as “product design wins”, to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and can require us to incur significant design and development expenditures, with no guarantee of winning or generating revenue. Delays in developing new products with anticipated technological advances or in commencing volume shipments of new products as well as failure to win new design projects for customers may have an adverse effect on our business. In addition, there can be no assurance that new products, if introduced, will gain market acceptance or will not be adversely affected by new technological changes or new product announcements from other competitors that may have greater efficiency, focus or financial resources. Because we typically focus on only a few customers in a product area, the loss of a design win can sometimes result in our failure to offer a generation of a product. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology or industry leader. We recently experienced this in our Wireless business, which contributed to our decision to exit from our ST-Ericsson joint venture as part of our new strategic plan, leading to the impairment of our goodwill and intangible assets in ST-Ericsson. For additional information, see “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies Using Significant Estimates — Impairment of goodwill” and “— Intangible assets subject to amortization”.

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

The competitive environment of the semiconductor industry as well as the resulting consolidation and vertical integration at the customer level may lead to erosion of our market share, impact our capacity to compete and require us to restructure.

The intensely competitive environment of the semiconductor industry and the high costs associated with developing marketable products and manufacturing technologies as well as investing in production capabilities may lead to further changes, including consolidation and vertical integration, in the industry. Consolidation can allow a company to further benefit from economies of scale, provide improved or more diverse product portfolios and increase the size of its serviceable market. In addition, the Wireless market has recently experienced polarization and vertical integration at leading telephone manufacturers.

Our sales have, at times, increased at a slower pace than the semiconductor industry as a whole and our market share has declined, even in relation to the markets we served and in particular in the Wireless market. There is no assurance that we will be able to maintain or grow our market share if we are unable to accelerate product innovation, identify new applications for our products, further penetrate and extend our customer base and realize manufacturing improvements. In recent years the major growth of the semiconductor industry has been in Asia, supported also by more competitive production costs, resulting in a more competitive environment. We may also incur losses of market share if we are unable to take the required measures to improve our cost structure and competitiveness in the semiconductor market, such as seeking more competitive sources of production, discontinuing certain product families or performing additional restructurings, which in turn may result in loss of revenues, asset impairments and/or capital losses.

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

Risks Related to Our Operations

Market dynamics have driven, and continue to drive us, to a strategic repositioning.

In recent years, we have undertaken several new initiatives to reposition our business, both through divestitures and new investments. Our strategies to improve our results of operations and financial condition led us, and may in the future lead us, to acquire businesses that we believe to be complementary to our own, or to divest ourselves of activities that we believe do not serve our longer term business plans. Our potential acquisition strategies depend in part on our ability to identify suitable acquisition targets, finance their acquisition and obtain required regulatory and other approvals. Our potential divestiture strategies depend in part on our ability to compete and to identify the activities in which we should no longer engage, and then determine and execute appropriate methods to divest of them.

In 2008, we established the Numonyx joint venture by contributing our Flash memory business. We ultimately sold this business in 2010, and as a result of the negative developments in this sector, incurred significant losses and recognized impairment charges and restructuring charges, partially offset by a gain realized upon the sale of the joint venture.

After having established in August 2008 a wireless joint venture with NXP, in 2009, we contributed this joint venture to the newly established ST-Ericsson wireless joint venture. The integration process was long and complex, compounded by a rapidly changing market moving from chipsets to platforms, combining advanced solutions with both hardware and software features, and has required significant cash funding from Ericsson and us. Furthermore, the joint venture business has faced more challenges than anticipated as a result of major changes in the business of one of its largest customers, the polarization of the smartphone market and the evolution of the top players in the wireless sector towards a more vertically integrated structure. In December 2012, we announced our new strategic plan and took the decision to exit ST-Ericsson after a transition period expected to end during the third quarter of 2013. We are currently finalizing our decision regarding available strategic options, which could have a negative impact on our results in terms of additional provisions for restructuring charges and write-downs of assets. At the end of 2012, we also recognized significant impairments on the goodwill and intangible assets of ST-Ericsson and abandoned significant cash advances made together with Ericsson to support the funding requirements of our joint venture.

We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required; further, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions, dispositions or joint ventures, will be successful and may not result in further impairment and associated charges.

Acquisitions and divestitures involve a number of risks that could adversely affect our operating results, including the risk that we may be unable to successfully integrate businesses or teams we acquire with our culture and strategies on a timely basis or at all, and the risk that we may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses. As illustrated by the aforementioned examples of Numonyx and ST-Ericsson, changes in our expectations due to changes in market developments that we cannot foresee have in the past resulted in our writing off amounts associated with the goodwill of acquired companies, and future changes may require similar further write-offs in future periods. We cannot be certain that we will be able to achieve the full scope of the benefits we expect from a particular acquisition, divestiture or investment. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any acquired businesses. In addition, the financing of future acquisitions or divestitures may negatively impact our financial position and could require us to raise additional funding.

Other risks associated with acquisitions or joint ventures include:

•	in the case of joint ventures, our ability to effectively control the joint venture, when management acts independently pursuant to the joint ventures rules of governance;

•

also in the case of joint ventures, our ability to plan and anticipate business and financial results which relies, for that portion of our business, on the joint venture’s management ability to plan and anticipate business and financial results and their timely and accurate reporting to us;

•	the diversion of management’s attention;

•	insufficient IP rights or issues concerning ownership of key IP;

•	assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;

•	potential inaccuracies in the financials of the business acquired;

•	the ability for businesses acquired or contributed to a joint venture to maintain the quality of products and services that we have historically provided;

•	our ability to attract and retain qualified management for the acquired business or business contributed to a joint venture;

•	our ability to retain customers of an acquired entity or business;

•	employment issues and costs linked to restructuring plans; and

•

the ability of the joint venture to succeed in a new business not associated with our core business such as the ability of our 3Sun joint venture, which we hold as an equity interest and which we have set up in Italy together with Enel and Sharp, to successfully compete in the market for photovoltaic products.

Identified risks associated with divestitures, and in particular, our decision to exit the ST-Ericsson joint venture, include:

•	diversion of management’s attention;

•	loss of activities and technologies that may have complemented our remaining businesses or operations;

•	loss of important services provided by key employees that are assigned to divested activities;

•	impairment of goodwill and other assets associated with the business to be divested;

•	issues that may arise between ST-Ericsson and customers or suppliers of ST-Ericsson; and

•	employment issues and restructuring costs linked to divestitures and closures.

These and other factors may cause a materially adverse effect on our results of operations and financial condition.

ST-Ericsson experienced greater than anticipated declining revenues and an increase in operating losses in 2012 leading to our decision to exit the ST-Ericsson joint venture.

During 2012, we continuously monitored ST-Ericsson’s business evolution and evaluated their progress on a regular basis. ST-Ericsson continued to suffer in 2012 from extremely difficult conditions as well as reduced demand. Our Wireless segment revenues decreased in 2012 to $1,345 million or approximately 13% less than the $1,552 million registered in 2011. This significant decline in revenues led to an increase in operating losses, which reached $885 million in 2012 compared to $812 million in 2011, as well as a continuing negative cash flow, which reached approximately $700 million in 2012. This negative trend and the realization that a return to profitability could no longer be anticipated in a reasonable time period without further requirements by the joint venture for financial support from us ultimately led us to decide in December 2012 to exit the ST-Ericsson joint venture. As a result, we have written off the carrying value of our goodwill and other intangible assets, recognizing an impairment charge of $1.2 billion in 2012. We anticipate that we will complete our exit from ST-Ericsson after a transition period expected to end during the third quarter of 2013, and we are finalizing our decision regarding available strategic options, which could have a negative impact on our results in terms of additional provisions for restructuring charges and write-downs of assets. Our current best estimate is that we could have funding requirements, including the ongoing operations of ST-Ericsson during the transition period and restructuring costs, in the range of approximately $300 million to $500 million during 2013.

Our new strategic plan may be unsuccessful if we cannot respond to significant changes in the semiconductor market.

On December 10, 2012, we announced our new strategic plan centered on leadership in Sense and Power and Automotive Products and in Embedded Processing Solutions, which included, as part of this new plan, our decision to exit ST-Ericsson after a transition period and established a targeted operating margin of 10% or more. There can be no assurance that we will successfully implement our new strategic plan and achieve our new financial model, which is dependent upon solid revenue growth and our objective of reducing our operating costs. Our success is contingent upon our ability to respond to the following significant changes currently characterizing the semiconductor market: the long-term structural growth of the overall market for semiconductor products, which has moved from double digit average annual growth rate to a mid-single digit average growth rate over the last several years and which has become more strongly correlated with the global macroeconomic environment; the acceleration of new product innovation and the strong development of new applications in areas such as smart consumer devices, trust and data security, healthcare & wellness, and energy and power management savings; the growing importance of the Asia Pacific region, particularly Greater China and other emerging countries, which represent the fastest growing regional markets; the evolving customer demand to seek new system level, turnkey solutions from semiconductor suppliers; the evolution of the customer base, which also includes polarization and vertical integration at leading manufacturers; the expansion of available manufacturing capacity through third party providers; and the evolution of advanced process development R&D partnerships.

In difficult market conditions, our high fixed costs adversely impact our results.

In less favorable industry environments, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. Reduced average selling prices and demand for our products both adversely affect our results of operations. Since the semiconductor industry is characterized by high fixed costs, we are not always able to cut our total costs in line with revenue declines. Furthermore, in periods of lower customer demand for our products, our fabs do not operate at full capacity and the costs associated with the excess capacity are charged directly to cost of sales as unused capacity charges. Additionally, a significant number of our manufacturing facilities are located in France and Italy and their cost of operation could be significantly affected by the rise of the Euro against the U.S. dollar, our reporting currency. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates”. The difficult conditions experienced in 2011 and 2012 had a significant effect on the capacity utilization and related manufacturing efficiencies of our fabs, generating significant unused capacity charges in the second half of 2011 and in 2012, which led to a significant decline in our gross margin. We cannot guarantee that such market conditions, and increased competition in our core product markets, will not lead to further price erosion, lower revenue growth rates and lower margins.

Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations, such as the Swedish Krona and the Singapore dollar) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies, in particular with respect to the Euro. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major portion of our revenues, while, more importantly, we incur a significant portion of our costs in currencies other than the U.S. dollar. Certain significant costs incurred by us, such as a significant part of our manufacturing costs, selling, general and administrative (“SG&A”) expenses, and R&D expenses, and — in certain jurisdictions — depreciation charges are incurred in the currencies of the jurisdictions in which our operations are located, which mainly includes the Euro zone. Our effective average exchange rate, which reflects actual exchange rate levels combined with the impact of cash flow hedging programs, was $1.31 to €1.00 in 2012, compared to $1.37 to €1.00 in 2011.

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including labor costs and depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the cost of goods sold, most of the R&D expenses and certain SG&A expenses located in the Euro zone and in Sweden. During the second quarter of 2012, we started to hedge certain manufacturing costs denominated in Singapore dollars. No assurance can be given that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts in the event of a weakening of the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our results of operations and financial condition could be adversely impacted by a negative resolution of the economic and sovereign debt crisis in Europe.

The financial markets and global economic conditions have been negatively impacted by the European sovereign debt crisis that began in 2010 and has spread to several Euro zone countries, in particular Greece, Ireland, Italy, Portugal and Spain. This resulted in a sovereign liquidity crisis, with a significant increase in the interest rates on the national debt of several Euro zone countries and the downgrading of several sovereign debt ratings, which has contributed to a general slowdown of economic growth and higher debt levels. While it appears that the financial crisis in the Euro zone may be beginning to ease, we cannot exclude a potential further deterioration of economic conditions, in particular in the event of a default by certain countries. It cannot be ruled out that the default of a Euro zone member could eventually even lead to its exit from the Euro and the readoption of a national currency.

We have significant operations in Europe, in particular our manufacturing activities in France, Italy and Malta, where our total net assets, equivalent to total assets less total liabilities, were approximately $4 billion as of December 31, 2012. In the event of the re-denomination of currencies of these countries, the most significant potential impact could be a material devaluation of their values against the U.S. dollar, which could lead to a significant reduction of the value of our assets when expressed in U.S. dollars.

We generate significant cash flows in the ordinary course of our business and, as a result, maintain significant cash and cash equivalents with European financial institutions. As of December 31, 2012, our cash and cash equivalents held by financial institutions in the Euro zone totaled $829 million. While we follow internal treasury guidelines to minimize concentration and the resulting risk, in the event of a major default of European sovereign debt, particularly in France or Italy, we could suffer a negative impact on our liquidity and/or be required to recognize significant losses.

Furthermore, we have a significant amount of receivables relating to tax credits, refunds and funding from the governments of certain countries in the Euro zone. As of December 31, 2012, we had $470 million of long-term government receivables almost entirely from France and Italy. See Note 12 to our Consolidated Financial Statements. In the event of budgetary constraints imposed to meet deficit reduction targets in these countries, governments may not meet their prior commitments, which could require us to recognize a significant loss.

Finally, in the event of a further deterioration of the sovereign financial situation, we may face difficulties obtaining sufficient financing or we may experience higher borrowing costs than those which we currently pay on our borrowings from the European Investment Bank, which is currently our major lender.

Because we own manufacturing facilities, our capital needs are high compared to those competitors who do not produce their own products.

As a result of our choice to maintain control of a certain portion of our advanced and proprietary manufacturing technologies to better serve our customer base, significant amounts of capital to maintain or upgrade our facilities could be required in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market and capacity utilization. While our capital expenditures decreased in 2012 to $476 million, net of proceeds from sales, compared to $1.26 billion in 2011, these expenditures may increase in the future and if we are required to upgrade or expand the capacity of our manufacturing facilities in order to respond to customer demand for increased quantities or for new more advanced products in certain segments we serve. There is no assurance that future market demand and products required by our customers will meet our expectations. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business, and results of operations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

We may also need additional funding in the coming years to finance our investments, to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness.

In an increasingly complex and competitive environment, we may need to invest in other companies, in IP and/or in technology developed either by us or by third parties to maintain or improve our position in the market or to complement or expand our existing business. In addition, a portion of the outstanding cash is devoted to redeem maturing indebtedness and will also be required to support restructuring costs linked to our decision to exit ST-Ericsson. Although there are no current plans to issue new debt or equity, the foregoing may also require us to secure additional financing, including through the issuance of debt, equity, or both; the timing and the size of any new share or bond offering would depend upon market conditions as well as a variety of factors, and any such transaction or any announcement concerning such a transaction could materially impact the market price of our common shares. If we are unable to access such capital on acceptable terms, this may adversely affect our business and results of operations.

Our R&D efforts are expensive and dependent on technology alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances.

We are dependent on alliances to develop or access new technologies, particularly in light of the high levels of investment required for R&D activities, and there can be no assurance that these alliances will be successful.

Since 2009, we have been a member of the International Semiconductor Development Alliance (“ISDA”), a technology alliance led by IBM and in which Samsung and Global Foundries are our main co-development partners, to develop complementary metal on silicon oxide semiconductor (“CMOS”) process technology used in semiconductor development and manufacturing up to 20nm node. This alliance also includes collaboration with IBM on IP development and platforms to speed the design of System on Chip (“SoC”) devices in CMOS process technologies. We recently extended and amended our participation in this alliance to cover further developments up to 7nm node. See “Item 4. Information on the Company — Research and Development”.

To support our proprietary R&D investments for derivative technology investments and investments in cooperative R&D ventures such as the ISDA alliance, we have benefited from state funding, such as Crolles Nano-2012 frame agreement (the “Nano-2012 agreement”) signed by us with the French government in 2009, covering the period from 2009 to 2012. We are currently negotiating with the French government to establish a new Crolles Nano frame agreement for the period 2013 to 2017. There can be no assurance that our discussions for a new frame agreement will provide for a continuation of a program funded by the French government or that any such funding will ultimately be received. If no agreement is reached, we could experience a material adverse effect on our business and financial results and may not be able to continue our participation in certain technology alliances.

Our R&D alliances provide us with a number of important benefits, including the sharing of risks and costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities. In addition, they contribute to the fast acceleration of semiconductor process technology development while allowing us to lower our development and manufacturing costs. However, there can be no assurance that alliances will be successful and allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. Certain companies develop their own process technologies, which may be more advanced than the technologies we develop through our cooperative alliances. Furthermore, if these alliances terminate before our intended goals are accomplished we may lose our investment, or incur additional unforeseen costs, and our business, results of operations and prospects could be materially adversely affected. In addition, if we are unable to develop or otherwise access new technologies independently, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share in the markets addressed by our products.

We also receive a material amount of R&D tax credits in France, which are directly linked to the amount spent for our R&D activities. In 2012, we booked $152 million, which reflected amounts relating to our R&D activities in France during 2012. In 2011 and 2010, the amounts were $159 and $146 million, respectively. In the event of a change in the French R&D tax credit regime, this could affect our continued ability to invest in R&D as we currently do and we could experience a material adverse effect on our business and financial results.

If we fail to meet the condition and approval requirements applicable to public funding we have received in the past, we may face demands for repayment, which may increase our costs and impact our results of operations.

Like many other manufacturers operating in Europe, we have benefited from governmental funding for R&D expenses and certain industrialization costs. We have entered into public funding agreements in France and Italy, which set forth the parameters for state support to us under selected programs. These funding agreements require compliance with EU regulations and approval by EU authorities. These agreements also set forth certain conditions relating to the nature and amount of the investments, as well as employment. See “Item 4. Information on the Company — Public Funding”.

The application for and implementation of such grants often involves compliance with extensive regulatory requirements including, in the case of subsidies to be granted within the EU, notification to the European Commission by the member state making the contemplated grant prior to disbursement and receipt of required EU approval. In addition, compliance with project-related ceilings on aggregate subsidies defined under EU law often involves highly complex economic evaluations. Furthermore, public funding arrangements are generally subject to annual and project-by-project reviews and approvals. If we fail to meet applicable formal or other requirements, we may under certain circumstances be required to refund previously received amounts, which could have a material adverse effect on our results of operations. In addition, if we do not complete projects for which public funding has been approved, or meet certain objectives set forth in funding programs, which may include certain conditions of employment and manufacturing capacity to be met, we may be required to repay any advances received for ongoing milestones, which may lead to a material adverse effect on our results of operations and our financial position. See “Item 4. Information on the Company — Public Funding”.

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

A number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	performance of our key customers in the markets they serve;

•	order cancellations or reschedulings by customers;

•	excess inventory held by customers leading to reduced bookings or product returns by key customers;

•	manufacturing capacity and utilization rates;

•	restructuring and impairment charges;

•	losses on equity-method investments;

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

•	IP developments;

•	receipt of governmental funding;

•	changes in distribution and sales arrangements;

•	failure to win new design projects;

•	manufacturing performance and yields;

•	product liability or warranty claims;

•	litigation;

•	taxation;

•	acquisitions or divestitures;

•	problems in obtaining adequate raw materials or production equipment on a timely basis;

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

We derive and expect to continue to derive significant sales from the telecommunications, consumer, computer peripherals, automotive and industrial markets. Growth of demand in these market segments has fluctuated significantly in the past, and may in the future, based on numerous factors, including:

•	spending levels of the market segment participants;

•	reduced demand resulting from a drop in consumer confidence and/or a deterioration of general economic conditions;

•	development of new consumer products or applications requiring high semiconductor content;

•	evolving industry standards; and

•	the rate of adoption of new or alternative technologies.

We cannot predict the rate, or the extent to which, the telecommunications, consumer, computer peripherals, automotive and industrial markets will grow. Changes in these markets, coupled with a lower penetration of certain of our customers, in particular in Wireless, resulted in slower growth and a decline in demand for our products, which had a material adverse effect on our business, financial condition and results of operations.

In addition, our spending on process and product development well ahead of market acceptance could have a material adverse effect on our business, financial condition and results of operations if projected industry growth rates do not materialize as forecasted.

Our business is dependent upon our ability to attract and retain new customers who are successful in identifying and serving new potential, fast-growing markets. The competition for such new customers or new markets is intense. There can be no assurance that we will be successful in attracting and retaining new customers or be able to identify early on any new market prospects. Our failure to do so could materially adversely affect our business, financial position and results of operations.

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

A substantial portion of our sales is derived from several large customers, some of whom have entered into strategic agreements with us. However, in 2012, none of our customers represented 10% or more of our revenues. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past, or will not solicit alternative suppliers or will continue to succeed in the markets they serve. Many of our key customers operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. In recent years, certain customers of the semiconductor industry have experienced consolidation and have vertically integrated their businesses. Such consolidations and vertical integrations may impact our business in the sense that our relationships with the new entities could be either reinforced or jeopardized pursuant thereto. Our customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates or modify their bookings. We cannot guarantee that we will be able to maintain or enhance our market share with our key customers or distributors. If we were to lose important design wins for our products with our key customers, or if any key customer or distributor were to reduce or change its bookings, seek alternate suppliers, increase its product returns or become unable or fail to meet its payment obligations, our business, financial condition and results of operations could be materially adversely affected. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may reduce our ability to forecast the purchase date for our products and understand evolving customer demand, thereby affecting our revenues and working capital requirements. For example, pursuant to industry developments, some of our products are required to be delivered on consignment to customer sites with recognition of revenue delayed until the earlier of such moment when the customer chooses to take delivery of our products from our consignment stock and the expiry of a defined period of time.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions and equity investments, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can also vary significantly due to impairment of goodwill, other intangible assets and equity investments booked pursuant to acquisitions, joint venture agreements and the purchase of technologies and licenses from third parties. Because the market for our products is characterized by rapidly changing technologies, significant changes in the semiconductor industry, and the potential failure of our business initiatives, our future cash flows may not support the value of goodwill and other intangibles registered in our consolidated balance sheet. We are required to perform an impairment test of our goodwill on an annual basis, which is done in the third quarter. In addition, we are also required to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book an impairment charge in our consolidated statement of income if the carrying value in our consolidated balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse impact on our results of operations.

We performed our annual impairment test in the third quarter of 2012 and, with the exception of our Wireless business discussed below, incurred no charge as the value generated by those reporting units exceeded the carrying value of their assets. We also performed an impairment test of our Wireless assets on a quarterly basis as a result of the ongoing losses suffered in that segment, and booked an impairment charge in the third quarter of $690 million. As part of our new strategic plan announced on December 10, 2012, we decided to exit the ST-Ericsson joint venture. Following this decision, we performed an additional impairment test and booked an additional impairment charge of $544 million, leading to a total impairment charge in 2012 in the amount of $1,234 million relating to our goodwill and other intangible assets in the Wireless business. See “— ST-Ericsson experienced declining revenues and an increase in operating losses in 2012 leading to our decision to exit the ST-Ericsson joint venture” and “Item 5. Operating and Financial Review and Prospects — Overview — Critical Accounting Policies Using Significant Estimates — Impairment of goodwill”, “— Intangible assets subject to amortization” and “— Income (loss) on Equity–method Investments”.

Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality raw materials on a timely basis. A number of materials are available only from a limited number of suppliers, or only from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis, as well as other materials such as copper and gold whose prices on the world markets have fluctuated significantly during recent periods. Although supplies for the raw materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials, such as copper and gold, have increased due to market pressures and we may not be able to pass on such cost increases to the prices we charge to our customers. We also purchase semiconductor manufacturing equipment from a limited number of suppliers and, because such equipment is complex, it is difficult to replace one supplier with another or to substitute one piece of equipment for another. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Furthermore, suppliers tend to focus their investments on providing the most technologically advanced equipment and materials and may not be in a position to address our requirements for equipment or materials of older generations. Shortages of supplies have in the past impacted and may in the future impact the semiconductor industry, in particular with respect to silicon wafers due to increased demand and decreased production, which we experienced as a result of certain natural disasters that have occurred in recent years. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurance that we will not encounter these problems in the future. Our quarterly or annual results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

If our outside contractors fail to perform, this could adversely affect our ability to exploit growth opportunities.

We currently use outside contractors, both for front and back-end activities, and we will increasingly rely on foundries for a portion of our needs. The foundries we contract with are primarily manufacturers of high-speed complementary metal-on silicon oxide semiconductor (“HCMOS”) wafers, while our back-end subcontractors engage in the assembly and testing of a wide variety of packaged devices. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for these services also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin and our results of operations.

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

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights. Some of those claims are made by so called non-practicing entities against which we are unable to assert our own broad patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. We are currently involved in several lawsuits. See “Item 8. Financial Information — Legal Proceedings”. IP litigation and specifically litigation in the U.S. International Trade Commission (“ITC”) may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted before the ITC. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

The outcome of IP litigation, given the complex technical issues it involves, is inherently uncertain and may divert the efforts and attention of our management and other specialized technical personnel. Furthermore, litigation can result in significant costs and, if not resolved in our favor, could materially and adversely affect our business, financial condition and results of operations.

We may be faced with product liability or warranty claims.

Despite our corporate quality programs and commitment, our products may not in each case comply with specifications or customer requirements. We may face product liability or warranty claims based on epidemic, security or delivery failures. Although our general practice, in line with industry standards, is to contractually limit our liability to the repair, replacement or refund of defective products, warranty or product liability claims could result in significant expenses relating to compensation payments or other indemnification to maintain good customer relationships if a customer threatens to terminate or suspend our relationship pursuant to a defective product supplied by us. No assurance can be made that we will be successful in maintaining our relationships with customers with whom we incur quality problems, which could have a material adverse effect on our business. Furthermore, we could incur significant costs and liabilities if litigation occurs to defend against such claims and if damages are awarded against us. In addition, it is possible for one of our customers to recall a product containing one of our parts. Costs or payments we may make in connection with warranty claims or product recalls may adversely affect our results of operations. There is no guarantee that our insurance policies will be available or adequate to protect us against such claims.

Our information technology systems are subject to security breaches and other cybersecurity incidents.

We may face attempts by others to penetrate our information technology systems and networks to misappropriate our proprietary information and technology or interrupt our business. To the extent that any disruptions or security breaches, which are not addressed by the preventative measures we consistently seek to implement, result in a loss or damage to our data, or inappropriate disclosure of proprietary information, this could ultimately harm our business.

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

A number of environmental requirements in the European Union, including some that have only recently come into force, affect our business. See “Item 4. Information on the Company — Environmental Matters”. These requirements are partly under revision by the European Union and their potential impacts cannot currently be determined in detail. Such regulations, however, could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. As with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our consolidated balance sheet. To date, we have not identified any such probable liabilities and have therefore not booked reserves for any environmental risks.

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

In line with our strategic repositioning of our product portfolio, the acquisition or divestiture of businesses in different jurisdictions could materially affect our effective tax rate.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. This assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies. The recorded amount of total deferred tax assets could be reduced, resulting in a loss in our consolidated income statement, a decrease in our total assets and, consequently, in our stockholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in management’s assessment or due to other factors, such as divestitures, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry-forwards in the future. For example, our decision to exit the ST-Ericsson joint venture led to additional valuation allowances recorded on certain deferred tax assets related to ST-Ericsson, which are no longer supported by tax planning strategies. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Income tax expense”. A change in the estimated amounts and the character of the future result may require additional valuation allowances, resulting in a negative impact on our consolidated income statement.

We are subject to the possibility of loss contingencies arising out of tax claims, assessment of uncertain tax positions and provisions for specifically identified income tax exposures. There are currently tax audits ongoing in certain of our jurisdictions, which could result in material adjustments in our tax position. There can be no assurance that we will be successful in resolving potential tax claims that arose or can arise from these audits. We have booked provisions on the basis of the best current understanding; however, we could be required to book additional provisions in future periods for amounts that cannot be assessed at this stage. Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our consolidated income statement and our financial position.

We are required to prepare financial statements under IFRS in addition to Consolidated Financial Statements under U.S. GAAP, and such dual reporting may impair the clarity of our financial reporting.

We use U.S. GAAP as our primary set of reporting standards. Applying U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our stakeholders and potential investors with a clear understanding of our financial performance. As we are incorporated in The Netherlands and our shares are listed on Euronext Paris and on the Borsa Italiana, we are subject to EU regulations requiring us to also report our results of operations and financial statements using IFRS.

As a result of the obligation to report our financial statements under IFRS, we prepare our results of operations using both U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting can materially increase the complexity of our financial communications. Our financial condition and results of operations reported in accordance with IFRS will differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could give rise to confusion in the marketplace.

If our internal control over financial reporting fails to meet the requirements of Section 404 of the Sarbanes-Oxley Act, it may have a materially adverse effect on our stock price.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, we must also include an attestation by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment and received the auditors’ attestation as of December 31, 2012. However, in the future, if we fail to complete a favorable assessment from our management or to obtain an “unqualified” auditors’ attestation, we may be subject to regulatory sanctions or may suffer a loss of investor confidence in the reliability of our financial statements, which could lead to an adverse effect on our stock price.

The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.

We have been informed that as of December 31, 2012, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding is therefore effectively in a position to control actions that require shareholder approval, including corporate actions, the election of our Supervisory Board and our Managing Board and the issuance of new shares or other securities. On June 1, 2012, STMicroelectronics Holding II B.V. (“ST Holding II”) merged with ST Holding, as a result of which, ST Holding acquired all of the assets and liabilities of ST Holding II, including our common shares held by ST Holding II, by universal transfer of title, and ST Holding II ceased to exist.

We have also been informed that the shareholders’ agreement among ST Holding’s shareholders (the “STH Shareholders’ Agreement”), to which we are not a party, governs relations between our current indirect shareholders, Commissariat à l’Energie Atomique et aux Energies Alternatives (“CEA”), Fonds Stratégique d’Investissement (“FSI”), FT1CI, a company jointly controlled by CEA and FSI, and the Italian Ministero dell’Economia e delle Finanze (the “Ministry of the Economy and Finance”). Each of these shareholders is ultimately controlled by the French or Italian government. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by shareholders of ST Holding before ST Holding can make any decision with respect to certain actions to be taken by us. Furthermore, as permitted by our Articles of Association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. See “Item 6. Directors, Senior Management and Employees”. These requirements for the prior approval of various actions to be taken by us and our subsidiaries may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other. Our ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level and our ability to buy back shares may be limited by our existing shareholders due to a Dutch law that may require shareholders that own 30% or more of our voting rights to launch a tender offer for our outstanding shares. Dutch law, however, requires members of our Supervisory Board to act independently in supervising our management and to comply with applicable corporate governance standards.

Our shareholder structure and our preference shares may deter a change of control.

We have an option agreement (the “Option Agreement”) with an independent foundation, Stichting Continuiteït ST (the “Stichting”), whereby we could issue a maximum of 540,000,000 preference shares in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement — Preference Shares”.

No preference shares have been issued to date. The effect of the issuance of preference shares pursuant to the Option Agreement may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control or otherwise taking actions considered hostile by our Managing Board and Supervisory Board. In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our shareholders’ meeting, subject to the requirements of our Articles of Association, without the need to seek a specific shareholder resolution for each capital increase. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement — Preference Shares”.

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

Sales of our common shares or the issuance of financial instruments exchangeable into our common shares or any announcements concerning a potential sale by ST Holding, FT1CI, FSI, CEA or the Ministry of the Economy and Finance, could materially impact the market price of our common shares depending on the timing and size of such sale, market conditions as well as a variety of factors.

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

Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in The Netherlands. The corporate affairs of each of our consolidated subsidiaries are governed by the Articles of Association and by the laws governing such corporations in the jurisdiction in which such consolidated subsidiary is incorporated. The rights of the investors and the responsibilities of members of our Managing and Supervisory Boards under Dutch law are not as clearly established as under the rules of some U.S. jurisdictions. Therefore, U.S. investors may have more difficulty in protecting their interests in the face of actions by our management, members of our Supervisory Board or our controlling shareholders than U.S. investors would have if we were incorporated in the United States.

Our executive offices and a substantial portion of our assets are located outside the United States. In addition, ST Holding and most members of our Managing and Supervisory Boards are residents of jurisdictions other than the United States and Canada. As a result, it may be difficult or impossible for shareholders to effect service within the United States or Canada upon us, ST Holding, or members of our Managing or Supervisory Boards. It may also be difficult or impossible for shareholders to enforce outside the United States or Canada judgments obtained against such persons in U.S. or Canadian courts, or to enforce in U.S. or Canadian courts judgments obtained against such persons in courts in jurisdictions outside the United States or Canada. This could be true in any legal action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult or impossible for shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon U.S. securities laws.

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

Removal of our common shares from the CAC 40 on Euronext Paris, the FTSE MIB on the Borsa Italiana or the PHLX Semiconductor Sector Index (“SOX”) with respect to the U.S. markets could cause the market price of our common shares to drop.

Our common shares have been included in the CAC 40 index on Euronext Paris since November 12, 1997; the FTSE MIB index (which replaced the S&P/MIB on June 1, 2009), on the Italian Stock Exchange, since March 18, 2002; and the SOX since June 23, 2003. However, our common shares could be removed from the

CAC 40, the FTSE MIB or the SOX at any time if, for a sustained period of time, our market capitalization, liquidity or trading volume were to fall below the required thresholds for the respective indices or our shares were to trade below a certain price. In addition, we could be removed from one or more of these indices in the event of a delisting of our shares from one or more of the stock exchanges where we are currently listed or if we were to decide to pursue a delisting on one of the three stock exchanges on which we maintain a listing as part of the measures we may from time to time consider to simplify our administrative and overhead expenses. Certain investors will only invest funds in companies that are included in one of these indexes. Any such removal or the announcement thereof could cause the market price of our common shares to drop.

Item 4.	Information on the Company

History and Development of the Company

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”). Until 1998, we operated as SGS-Thomson Microelectronics N.V. We are organized under the laws of The Netherlands. We have our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and unitary cost have decreased, semiconductors have expanded beyond their original primary applications (i.e. computer systems) to applications such as telecommunication systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs.

Our major customers include Apple, Blackberry, Bosch, Cisco, Continental, Delphi, Delta, Denso, Ericsson, Hewlett Packard, Hitachi, HTC, Marelli, Motorola Mobility, Nokia, Philips, Samsung, Seagate, Sony and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen and Yosun. The semiconductor industry has historically been cyclical and we have responded by emphasizing balance in our product portfolio, in the applications we serve and in the regional markets we address.

Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long-term. Factors that contribute to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families are comprised of differentiated application-specific products (we define as being our dedicated analog, mixed-signal and digital application-specific integrated circuits (“ASICs”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that were organized under our Automotive (“APG”), Analog, MEMS and Microcontrollers (“AMM”), Digital (“Digital”), Power Discrete Products (“PDP”) and Wireless (“Wireless”) segments.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

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

Results of Operations

For our 2012 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

We finalized our new strategic plan and announced it on December 10, 2012, setting forth our new vision and strategy, focusing on five growth drivers where ST leads or intends to lead.

Our new strategy takes into account the evolution of the markets we are in and the environment we see in the years ahead. Our new strategy is based on leadership in our two product segments, which were effective January 1, 2013: (i) Sense & Power and Automotive Products (“SPA”) comprised of MEMS and Sensors, Power Discrete and Modules, Advanced Analog, Power Management and Standard ICs, and Automotive products; and (ii) Embedded Processing Solutions (“EPS”) comprised of General Purpose and Secure MCUs, EEPROMs, Imaging ICs and Modules, Digital ASICs and Application Processors and Digital Consumer products. Each segment will be supported by a new Sales & Marketing organization with a particular focus on our major accounts, as well as expanding our penetration of the mass market.

Going forward we will focus on five growth drivers: (i) Automotive Products, (ii) Application Processors, including Digital Consumer Products, (iii) MEMS and Sensors, (iv) Microcontrollers and (v) Smart Power. These product families are expected to experience solid growth rates driven by secular trends and are aligned with our market-leading positions and competitive advantages. Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow and gain market share.

We intend to be more focused, leaner and better positioned to achieve our new financial model. We are targeting an operating margin of 10% or more. Our ability to meet this financial model is based upon our objective of achieving solid revenue growth and reducing our quarterly net operating expenses to the range of $600 million to $650 million by the beginning of 2014, assuming an exchange rate of $1.30 per Euro. Our decision to exit the ST-Ericsson joint venture is part of our new strategy. We believe that our strong capital structure enables us to operate as a long-term, viable supplier of semiconductor products and participate as a global leader in the industry.

Product Segments

We design, develop, manufacture and market a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. Our products include discretes, microcontrollers, Smartcard products, standard commodity components, MEMS and advanced analog products, ASICs (full-custom devices and semi-custom devices) and ASSPs for analog, digital, and mixed-signal applications.

In 2012, we ran our business along product lines and managed our revenues and internal operating performance based on the following product segments:

•	Automotive Segment (“APG”);

•	Digital Segment, consisting of two product lines:

•	Digital Convergence Group (“DCG”); and

•	Imaging, Bi-CMOS ASIC and Silicon Photonics (“IBP”).

•	Analog, MEMS and Microcontrollers Sector (“AMM”), comprised of three product lines:

•	Analog, MEMS & Sensors (“AMS”);

•	Industrial & Power Conversion (“IPC”); and

•	Microcontrollers, Memories & Secure MCUs (“MMS”).

•	Power Discrete Product Segment (“PDP”);

•	Wireless Segment comprised of the following product lines:

•	Connectivity (“COS”);

•	Smartphone and Tablet Solutions (“STS”);

•	Modems (“MOD”); and

•	Other Wireless, in which we report other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

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

Please refer to “Item 5. Operating and Financial Review and Prospects — Overview — Other Developments” and “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information” for a description of the changes effective January 1, 2013.

Automotive Segment (APG)

Our automotive products include digital and mixed signal devices that enable features like airbag controls, anti skid braking systems, vehicle stability control, ignition and injection circuits, multiplex wiring, RF and power management for body and chassis electronics, engine management, advanced safety, instrumentation, car radio and infotainment. We hold a leading position in the global IC market for automotive semiconductor products. In addition to our own products and technologies, we also work with Freescale Semiconductor on 90nm and 55nm embedded Flash Technology and other common products based on cost effective 32-bit microcontrollers for use in many automotive applications.

(i) Power Train and Safety Division. We design and manufacture smart power products to enhance performance, safety and comfort while reducing the environmental impact of the automobile. For powertrain and safety, our products are used for engine emissions and fuel economy improvements, passive and active safety systems and powertrain electrification with mixed signal power management power driver and analog signal processing. In this area, we are clearly a market leader thanks to continuous process innovation, such as the recently introduced 110nm.

(ii) Body and Audio Division. We design and manufacture power and smart power products addressing applications like air conditioning, lighting (including Xenon), car connectivity, dashboard, body and comfort. In addition, in 2012, we introduced the new generation class D power audio amplifier in both the analog and digital domains.

(iii) Micro and RF Division. We design and produce products to provide a full solution in the digital area of automotive applications. We provide a full range of 32-bit microcontrollers to cover all the different applications of the Automotive industry, from power train to passive and active safety, to body and convenience. All these products are based on Power ArchitectureTM and foster our leadership in manufacturing embedded flash processes. The 55nm was introduced in production and the 40nm is currently used for new products. We also create full solutions for automotive infotainment analog including tolling, navigation and telematics applications. The increasingly complex requirements of the car/driver interface continue to create market opportunities for us to use the company’s media processing and global positioning (“GPS”) capabilities in car multimedia applications. We have the skills and competence to provide a total solution, including GPS navigation, media processing, audio amplification and signal processing. We also supply components to satellite radio applications, including base band products to market leaders in this area.

Digital Segment

The Digital Segment is comprised of two product lines: Digital Convergence Group (“DCG”) and Imaging, Bi-CMOS ASIC and Silicon Photonics Group (“IBP”).

DCG

We provide a complete and flexible solution across a broad range of applications for delivering high-definition content and rich services to end users, from complex ASICs for network infrastructure and gaming to ASSPs for digital set-top boxes, monitors, and digital TV. We plan to focus our efforts on application processors including digital consumer products. A key objective is to offer application processors to serve many markets through a unified processing platform. During 2012, we saw fast adoption of our 40nm Set-Top box families for cable, terrestrial & IPTV; we earned significant design wins for Orly, a powerful set-top box system-on-chip, in both 32nm and 28nm; and we introduced our DOCSIS 3.0 products for new high-speed cable networks. We also increased traction for high-resolution multimedia-monitor controllers in premium monitors and public displays with major manufacturers. In addition, we were awarded a 32nm ASIC with a major networking company and have started to work on innovative ASICs for various applications using our FD-SOI technology.

IBP

The IBP Group’s activities focus on developing innovative, competitive and low power solutions and systems for Bi-CMOS ASIC & Silicon Photonics as well as Imaging products.

(i) Bi-CMOS ASIC & Silicon Photonics. We are focused on developing products for RF, Optical ICs and Silicon Photonics. In 2012, our Bi-CMOS process family for communications infrastructure included RF ICs for base stations and ICs for optical interconnect. In 2012, following our partnership agreement signed in December 2011 with Luxtera, a world leader in Silicon Photonics, we began setting up the process to design, manufacture and sell Silicon Photonics products based on our CMOS 65nm produced on our 12” Crolles line.

(ii) Imaging. We address image capture and processing product requirements for various segments of the industry, thanks to four product families, CMOS image sensors, CMOS photonic sensors, Imaging modules and Imaging processors. In the mobile imaging segment, wireless handset and tablets, we produce CMOS-based camera modules, CMOS image sensors and processors for low and high density pixel resolutions, which also meet the autofocus, advanced fixed focus and miniaturization requirements of this market. In 2012, we began the expansion and rebalance of our business portfolio, both by enlarging our customer base in mobile imaging, and by pursuing new opportunities beyond wireless such as automotive, consumer and health applications. We also offer customers and partners the capability to jointly develop innovative and system optimized solutions for their image capture and processing needs. We utilize our expertise and knowledge of the imaging ecosystem, advanced technologies and IP, to provide best in class differentiated products for a select base of customers who are leaders in their markets. Technology wise, customers have adopted new image sensors based on our proprietary BSI (Back Side Illumination) process. In addition, the innovative ToF (Time of Flight) technologies we have developed are being deployed in unique CMOS photonic sensors and highly integrated modules.

Analog, MEMS and Microcontrollers Sector (AMM)

AMM is comprised of three product lines: Analog, MEMS and Sensors (“AMS”), Industrial & Power Conversion (“IPC”) and Microcontrollers, Memories & Secure MCUs (“MMS”).

We are positioning AMM in the High End Analog world that comprises MEMS, many kinds of Sensors, Interfaces, low power RF Transceivers and Analog front-end. AMM also comprises High Voltage Smart Power Controllers for main Industrial and Power Conversion applications such as Metering and Lighting, which leverages our leadership in MEMS and our system expertise built around ARM based microcontrollers, representing the core of many applications today.

AMS

We design and manufacture a wide variety of MEMS products for many different applications and all market segments. We are a leader of the overall MEMS Market with the ability to produce and sell micro-actuators, like the thermal ones utilized in the Thermal Ink Jet and micromachined sensors, such as accelerometers, gyroscopes, altimeters, compasses and microphones, in billions of pieces per year. Our original product line of three axis accelerometers designed to be used for user interfaces was expanded in 2010 to include a complete family of very successful high performance multi axis gyroscopes. In 2012, the sales of gyroscopes exceeded the sales of accelerometers. We have a family of products under the trademark of iNEMOTM, which results from the combination of accelerometers, gyroscopes, compasses, pressure sensors and microcontrollers. Sales of iNEMOTM and standalone pressure sensors grew substantially in 2012. Standalone sensors and iNEMOTM enable accurate motion tracking in 3D to enhance motion controlled user interfaces in gaming, smartphones, tablets, remote controllers, portable navigation devices and multimedia players. Motion sensors are also widely employed in laptops, automobiles, PCs, hard disk drives and digital still cameras. In 2012, we also began volume production of high performance bottom-port and top-port microphones for better audio quality in portable devices. The current most important developments in the MEMS field include:

•	miniaturized high accuracy pressure sensors;

•	fast response-time miniaturized low cost humidity sensors;

•	lower power consumption magnetic sensors;

•	lower noise, higher stability motion sensors for optical image stabilization, indoor navigation and wearable devices;

•	new generation microphones;

•	micro mirrors, Analog and digital ICs for complete portable projectors (in 2012 we acquired a startup in Israel called bTendo, specialized in portable projectors);

•	piezoelectric actuators faster than thermal actuators for inkjet print-head in the commercial drive; and

•	miniaturized Lab-On-Chips for the Molecular Diagnostics market segment.

The Group also develops innovative, differentiated and value added analog products such as:

•	Audio Amplifiers ICs, used in a variety of end-products from portable to professional audio systems;

•	Touch Screen controllers, named FingerTip Chips, for in-cell and on-cell LCD and AMOLED panel technology for smartphones and tablets applications;

•	Low power InfraRed sensors;

•	Battery-less low power wireless sensor nodes for applications in healthcare, industrial and consumer applications;

•	Gas Flow sensors for next generation fully electronic gas-meters;

•	High-resolution ICs for 3D and 4D ultrasound imaging; and

•	High Performance Standard Products like Operational Amplifiers and comparators, current sensors, real time clock chips, smart resets, supervisors and new generation Interface chips.

IPC

We design and manufacture products for industrial applications, such as those relating to lighting and power-line communication; power supply and power management ICs for computer, industrial, consumer, and telecom applications along with power over Ethernet powered devices. In the industrial market segment, our key products are power ICs for motor control, including monolithic DMOS solutions and high-voltage gate drivers, for a broad range of systems; intelligent power switches for factory automation and process control. We offer also a broad product portfolio of linear and switching voltage regulators, addressing various applications, from general purpose “point of load”, for most of the market segments (consumer, computer and data storage, mobile phones, industrial, medical, automotive, aerospace), to specific functions such as camera flash LED, LCD backlighting and organic LED power supply, for the mobile handset and other portable device markets; Low Noise Block supply and control for set top box; and multiple channels DC-DC for motherboards are also featured.

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

Power Discrete Product Segment (PDP)

(i) ASD and IPAD Division. This division offers a full range of rectifiers, protection devices, thyristors and Integrated Passive and Active Devices (“IPAD”). These components are used in various applications, including telecommunications systems (telephone sets, modems and line cards), household appliances and industrial systems (motor-control and power-control devices). More specifically, rectifiers (both Silicon and Silicon carbide) are used in voltage converters and regulators, while thyristors control current flows through a variety of electrical devices, including lamps and household appliances. New areas of development are Tunable capacitors, which are very important in mobile phones, and thin film flexible rechargeable batteries.

(ii) Transistor Division. We design, manufacture and sell Power MOSFET, IGBT and Bipolar Transistors ranging from 20 to 2200 volts for most of the “switching” and “linear” applications on the market today. Our products are particularly well suited for high voltage switch-mode power supplies, lighting, motor control and consumer applications. The Division also produces RF power transistors for specific markets such as factory automation, medical and avionics with particular attention paid to developing new composite materials like SiC and GaN, which look to be the new promising areas of growth for automotive and alternative energies, where high switching performance, low conduction losses and high operating temperature are required.

During 2012 we announced a new family of products, the Advanced Power MOSFET Family, that enables customers to satisfy stricter power and efficiency targets set by eco-design standards and green-energy applications such as solar micro-inverters, photovoltaic string inverters and electric vehicles. The new family includes the industry’s first super-junction transistors (SuperMESH 5 technology) capable of withstanding peak voltages up to 950V, as well as 900V devices offering best-in-class energy efficiency and the world’s only 850V devices to be offered in the ultra-thin and space-saving PowerFLAT 8x8 HV package.

For IGBT, we received various design wins in Solar & Welding applications in Europe and Greater China with our new IGBT series in Trench Gate Field Stop technology, beginning with a 650V 60A device.

In Power-Supply Chips for Advanced Smartphone Displays, we extended our leadership with the new chip, STOD13AS. This chip is produced using our innovative Silicon On Insulator (SOI) process technology, which ensures remarkable energy efficiency and results in longer battery life. In addition, high immunity to cellphone-communication noise produces a consistent, flicker-free display.

We also developed the cSPIN series, the first controller family with the ability to provide full digital control of motion with speed profile generation and positioning, integrating a dual full bridge gate driver for external MOSFETs with embedded non-dissipative over-current protection.

In addition, we expanded our portfolio addressing LED lamp applications with the new members of the High Voltage LED family (HVLED807PF and HVLED815PF) and added two miniaturized motor drivers to our range of SLLIMM (Small Low-Loss intelligent Molded Modules) to enable domestic appliances to have better energy ratings. SLLIMM™-nano modules integrate complete motor-control power stage plus optional sensing and safety features, saving over 30 components to cut design time, cost and size.

Wireless Segment

The Wireless Segment resulted from the combination of our wireless business with NXP’s to create ST-NXP Wireless as of August 2, 2008. Subsequently, we combined that business with Ericsson’s mobile platform business to form a joint venture, ST-Ericsson, which began operations on February 1, 2009.

The Wireless Segment is responsible for the design, development and manufacture of semiconductors and platforms for mobile applications. The Wireless Segment is comprised of four product lines: Connectivity (“COS”), Smartphone and Tablet Solutions (“STS”), Modems (“MOD”), in which since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results, and Other Wireless, in which we report other revenues, gross margin and other items related to our Wireless business outside the ST-Ericsson JVS. For the definition of ST-Ericsson JVS, see “Item 5. Operating and Financial Review and Prospects — Overview — Critical Accounting Policies Using Significant Estimates”.

ST-Ericsson focuses on developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies.

Alliances with Customers and Industry Partnerships

We believe that alliances with customers and industry partnerships are critical to success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared to mutual advantage for joint technology development. For example, we belong to the International Semiconductor Development Alliance to co-develop 32/28nm and below process technologies. In addition, we have joint development programs with leading suppliers such as Air Liquide, ASM Lithography, Hewlett-Packard, PACKTEC, JSR, SOITEC, Statchip, Teradyne and with electronic design automation (“EDA”) tool producers, including Apache, Atrenta, Cadence, Mentor and Synopsys. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe on NanoElectronics (“CATRENE”), ARTEMIS and the European Nanoelectronics Initiative Advisory (“ENIAC”) programs.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our top 20 customers include Apple, Blackberry, Bosch, Cisco, Continental, Delphi, Delta, Denso, Ericsson, Hewlett-Packard, Hitachi, HTC, Marelli, Motorola Mobility, Nokia, Philips, Samsung, Seagate, Sony and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our broad range portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen, Wintech and Yosun.

As of December 31, 2012, no single customer accounted for 10% or more of our 2012 net revenues. The Nokia group of companies accounted for 10.4% of net revenues in 2011 and 13.9% in 2010. There can be no assurance that our customers or distributors will continue to place orders with us in the future at the same levels as in prior periods. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Disruptions in our relationships with any one of our key customers, and/or material changes in their strategy or financial condition, could adversely affect our results of operations”.

Sales, Marketing and Distribution

In 2012, we reorganized our Sales & Marketing organization with the primary objectives of accelerating sales growth and gaining market share. The changes were designed along three key drivers: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing marketing organizations in our regional sales organizations that are fully aligned with the Product Groups.

Following this reorganization, the previous sales organization structured by market segment was replaced by a new sales organization organized by a combination of country/area coverage and key accounts coverage. Our Sales & Marketing organization is now structured into six units: four regional sales organizations and two major accounts units.

Regional Sales Organizations

Our four regional sales organizations, a description of which follows below, have a similar structure to enhance coordination in the go-to-market activities. They are also strongly focused on accelerated growth.

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

(ii) Americas — In the Americas region, the sales and marketing team is organized into seven major accounts: Global Key Accounts, Four New Major Accounts, Sales by Geography consisting of the West Coast, Central South, North Central and East Coast Sales. We also have a sales team supporting Latin America based in two centers in Mexico and Brazil. Our Marketing teams that support and promote specific products are organized in line with our product segments for which there are six: APG, AMS, DCG, IBP, Industrial and Power Discrete (“IPD”), MMS. We also have an organization that manages our distribution network and supports EMS customers mostly for manufacturing on behalf of our OEM customers.

(iii) Greater China-South Asia — Since January 2012, the Greater China & South Asia region now comprises six geographical sales units with offices covering North China (Beijing), Central China (Shanghai), South China (Hong Kong), Taiwan (Taipei), India (New Delhi) and ASEAN/Australia & New Zealand (Singapore). It is further supported by a centralized Channel coordination function, as well as four key Marketing and Application functions, namely, DCG/IBP, APG, IPD/AMS and MMS, and four new major accounts. Certain major highlights from 2012 include: the establishment of a joint R&D laboratory to drive innovation in automotive with the FAW Group, the longest and largest automobile group operating in China; the opening of a joint laboratory with the Harbin Institute of Technology, one of China’s most renowned universities, to nurture the next generation of engineering talent in China; and the launch of VereMTB using ST’s Lab-on-Chip technology, a new molecular diagnostic kit, to test for Multi-Drug Resistant Tuberculosis.

(iv) Japan-Korea — The Japan-Korea region sales and marketing team is divided into four business units (automotive, consumer, industrial, communications) in each country, plus a comprehensive distribution business unit that provides products and sales support for the regional distribution network. Each business unit sells each product from our portfolio that fits the applications covered by the unit. A central product-marketing organization provides product support and training for standard products for the region. In addition, five central support functions (business management, field quality, human resources, finance and corporate communications) allow the region to run all of the necessary tasks smoothly. Our sales and marketing activities are performed through sales offices in Tokyo, Osaka, Nagoya and Seoul.

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

At the request of certain of our customers, we also sell and deliver our products to EMS, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition will occur, within a specific period of time, at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

Major Accounts Units

Our Sales & Marketing organization includes two major accounts units, Europe Major Accounts and Americas Major Accounts, for our established global customers, aimed at enhancing the development of our business relationships with such clients.

In addition to the aforementioned major accounts, approximately forty accounts are managed globally by key account managers who are responsible for total sales generated worldwide, irrespective of the channel and the geography. The main criteria for the selection of these accounts are their growth potential, the size of their transnational business and the geographical dispersion of their R&D activities.

For a breakdown of net revenues by product segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects”.

Research and Development

We believe that market driven R&D founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between the R&D and manufacturing organizations. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts. The total amount of R&D expenses in the past three fiscal years was $2,413 million, $2,352 million and $2,350 million in 2012, 2011 and 2010, respectively.

We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded with more functionalities than their predecessors. They also enable, through their timely appearance on the market, significant value creation opportunities. For a description of our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

With the core CMOS and analog technologies in our portfolio, we are aggressively proceeding to miniaturization in line with industry requirements. To differentiate our offering for higher value systems, we also seek to combine our core technologies with our specific knowhow and expertise, in particular in the area of System-in-Package.

Our R&D design centers offer a significant advantage for us in quickly and cost effectively introducing products. In addition, we have advanced R&D centers strategically located around the world, including in France, Italy, Belgium, Canada, China, India, Singapore, Sweden, the United Kingdom and the United States. We have a technology council comprised of fifteen leading experts to review, evaluate and advise us on the competitive landscape. Our R&D center in Greater Noida, India provides necessary support to the Group’s design activities worldwide and hosts R&D activities focused on software development and core libraries development, with a strong emphasis on system solutions.

In 2008, we entered into an R&D alliance with the International Semiconductor Development Alliance (“ISDA”) led by IBM, whose other core members are Samsung and Global Foundries, to develop leading edge core CMOS technologies at 32/28nm and 22/20nm nodes. In 2013, we extended our participation in ISDA to cover the next nodes. We are also working with the CEA Leti and IBM to develop in Crolles our FD-SOI derivative technology, which is now ready for production.

In 2009, we also entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano-2012” Research and Development program. This alliance expired at the end of 2012 and we are currently in discussions concerning a new program, “Nano-2017”, for an additional five-year period, with the goal of reaching an agreement on content and budget before the end of 2013. For more information, see “— Public Funding”.

Furthermore, our manufacturing facility in Crolles, France houses a R&D center, “Centre Commun de Microelectronique de Crolles”. Laboratoire d’Electronique de Technologie d’Instrumentation, a research laboratory of CEA (one of our indirect shareholders), is our partner in this center. In 2012, a new structure, Institut de Recherche Technologique (“IRT”), was set up by CEA in the frame of the French initiative “Investissements d’Avenir”. We participate in this program, which takes place on CEA’s premises, through investment and by contributing the expertise of some of our researchers.

There can be no assurance that we will be able to generate the necessary funding to support the ongoing costs of our R&D programs, or that we will be able to develop future technologies and commercially implement them on satisfactory terms, or that our alliances will allow the successful development of state-of-the-art core CMOS or FD-SOI technologies on satisfactory terms and in line with market requirements. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our R&D efforts are increasingly expensive and dependent on technology alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances”.

In Italy, our technology R&D development activities occur principally in Agrate and Catania. In Agrate, such activities encompass prototyping, pilot and volume production of newly developed technologies with the objective of accelerating process industrialization and time to market for Smart Power affiliation (BCD), including on SOI, High Voltage CMOS and MEMS. We also run a joint operation under a consortium agreement with Micron Technologies (“Micron”) in which we and Micron each manage our respective technology R&D programs. In Catania, we develop new technologies for power discretes, SICs and gallium arsenide.

Our Advanced Systems Technology (“AST”) organization, primarily located in Agrate, creates system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including health care, wireless and data security. AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.

We play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe on NanoElectronics (“CATRENE”), ARTEMIS and the European Nanoelectronics Initiative Advisory (“ENIAC”) programs.

Property, Plants and Equipment

We currently operate 14 main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies
Front-end facilities
Crolles1, France	Application-specific products	Fab: 200mm CMOS and BiCMOS, Analog/RF

Crolles2, France	Application-specific products and leading edge logic products	Fab: 300mm research and development on deep sub micron (20nm bulk and FD-SOI 14nm) CMOS and differentiated SoC technology and manufacturing on advanced CMOS and imaging technologies

Agrate, Italy	Nonvolatile memories, microcontrollers and application-specific products MEMS	Fab 1: 200mm BCD, MEMS, Microfluidics Fab 2: 200mm, embedded Flash, research and development on nonvolatile memories and BCD technologies and Flash (operating in consortium with Micron)

Rousset, France	Microcontrollers, nonvolatile memories and Smartcard ICs, application-specific products	Fab 1: 200mm CMOS, Smartcard, embedded Flash, Analog/RF

Catania, Italy	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150mm Power metal-on silicon oxide semiconductor process technology (“MOS”), VIPpowertm, MO-3, MO-5 and Pilot Line RF Fab 2: 200mm, Microcontrollers, BCD, power MOS

Tours, France	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125mm, 150mm and 200mm pilot line discrete

Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, nonvolatile memories, and application-specific products

Fab 1: 125mm, (150mm conversion ongoing) power MOS, bipolar, power

Fab 2: 150mm-bipolar, power MOS and BCD, EEPROM, Smartcard, Micros, CMOS logic

Fab 3: 150mm Microfluidics, MEMS, power MOS, BiCMOS, CMOS

Back-end facilities

Muar, Malaysia	Application-specific and standard products, microcontrollers	Ball Grid Array, Power Automotive, SOIC, QFP

Kirkop, Malta	Application-specific products, MEMS, Embedded Flash for Automotive	Ball Grid Array, QFP, Land Grid Array

Location	Products	Technologies
Toa Payoh, Singapore	Optical packages research and development, EWS and Testing Center

Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems	Power, SOIC, Micromodules

Shenzhen, China(1)	Nonvolatile memories, optical packages, discrete, application-specific and standard products	Ball Grid Array, Camera Module, SOIC, Power

Longgang, China	Discrete and standard products	Power, PDIP

Calamba, Philippines(2)	Application specific products and standard products, MEMS	Ball Grid Array, QFN, Micromodules, Land Grid Array

(1)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.
(2)	Operated by ST but owned by ST-Ericsson.

At the end of 2012, our front-end facilities had a total maximum capacity of approximately 135,000 200mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 3,600 wafers per week at the end of 2012, and we plan to increase production to up to approximately 6,000 wafers per week as required by market conditions and within the framework of our R&D Nano 2017 program.

We own all of our manufacturing facilities, except Crolles2 in France and Shenzhen and Longgang in China, which are the subject of long-term leases that represent overall a small percentage of total assets.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2012 we purchased approximately 11% from external foundries of our total silicon production. Our plan is to extend sourcing of silicon from external foundries up to above 20% of our total needs.

At December 31, 2012, we had approximately $175 million in outstanding commitments for purchases of equipment and other assets for delivery in 2013. In 2012, our capital spending, net of proceeds, decreased to $476 million from $1,258 million registered in 2011. In the 2010-2012 period the ratio of capital investment spending to revenues was about 9.5%. The high level of capital spending in 2011 was designed to respond to market demand growth in the first half of the year while optimizing in parallel opportunities between internal and external front-end production. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook”.

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

In the second part of 2012, we experienced a slowing down of demand driven by inventory correction dynamics common to all market segments. As a consequence, our fabs and plants underwent an important reduction of their loading with respect to the capacity, and capital expenditures were reduced to match the new profile of the business in the second half of 2012. No assurance can be given that we will be able to increase manufacturing efficiencies in the future to the same extent as in the past, or that we will not experience production difficulties and/or unsaturation in the future.

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

Intellectual Property (IP)

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two- or three-dimensional layout of an integrated circuit. We currently own approximately 16,000 patents and pending patent applications, corresponding to approximately 9,000 patent families (each patent family containing all patents originating from the same invention), including 515 original new patent applications filed in 2012.

Our success depends in part on our ability to obtain patents, licenses and other IP rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our innovations in our circuit designs, manufacturing processes, packaging technology and system applications as well as on industry standards and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other IP rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our IP represents valuable assets and intends to protect our investment in technology by enforcing all of our IP rights. We have also set up a dedicated team actively seeking to optimize the value from our IP portfolio by the licensing of our design technology and other IP, including patents. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms that do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third party IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

From time to time, we are involved in IP litigation and infringement claims. See “Item 8. Financial Information — Legal Proceedings”. In the event a third party IP claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

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

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter historically generating higher amounts of revenues.

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

We entered 2012 with a backlog significantly lower than we had compared to 2011, as a result of a difficult industry environment. During 2012, our backlog declined, in particular in the second half, reflecting the continuing difficult industry environment, which resulted in a significant decline in our order inflows. As a result of these challenging conditions, we entered 2013 with a backlog significantly lower than we had entering 2012.

Competition

Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of them. We compete with major international semiconductor companies. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers.

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

We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on elements both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

Organizational Structure and History

We are organized in a matrix structure with geographic regions interacting with product divisions, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost. We have two joint ventures with Ericsson, which operate as independent JV companies and are governed by a fully balanced Board and an independent management team. Our Consolidated Financial Statements include “JVS and related affiliates”, responsible for the full commercial operation of the combined businesses, namely sales and marketing. Its parent company is ST-Ericsson SA (“JVS”), which is owned 50% plus a controlling share by us. The other JV is focused on fundamental R&D activities. Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity-method.

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2012:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Belgium, Diegem	ST-Ericsson Belgium N.V.	50
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Brazil, Sao Paulo	Incard do Brazil Ltda	50
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Beijing	ST-Ericsson Semiconductor (Beijing) Co. Ltd	50
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shanghai	ST-Ericsson Semiconductor (Shanghai) Co. Ltd	50
China, Shanghai	Shanghai NF Semiconductors Technology Ltd	50
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China, Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Czech Republic, Prague	ST-Ericsson s.r.o.	50
Finland, Nummela	STMicroelectronics Finland OY	100
Finland, Turku	ST-Ericsson OY	50
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Grenoble	ST-Ericsson (France) SAS	50
France, Grenoble	ST-Ericsson (Grenoble) SAS	50
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Germany, Aschheim-Dornach	ST-NXP Wireless GmbH i.L.	50
Holland, Amsterdam	STMicroelectronics Finance B.V.	100
Holland, Amsterdam	STMicroelectronics Finance II N.V.	100
Holland, Amsterdam	STMicroelectronics International N.V.	100
Holland, Eindhoven	ST-Ericsson B.V.	50
Holland, Eindhoven	ST-Ericsson Holding B.V.	50
Hong Kong, Hong Kong	STMicroelectronics LTD	100
India, Bangalore	NF Wireless India Pvt Ltd i.L.	50
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
India, Noida	ST-Ericsson India Pvt Ltd	50
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Italy, Agrate Brianza	ST-Ericsson Srl	50
Italy, Aosta	DORA S.p.a.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100
Japan, Tokyo	ST-Ericsson KK	50
Korea, Seoul	ST-Ericsson Korea Ltd	50
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malaysia, Muar	ST-Ericsson SDN BHD	50
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Rabat	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Morocco, Rabat	ST-Ericsson (Maroc) SARLAU	50
Norway, Grimstad	ST-Ericsson A.S.	50
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	ST-Ericsson (Philippines) Inc.	50
Philippines, Calamba	Mountain Drive Property, Inc.	20
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore, Ang Mo Kio	ST-Ericsson Asia Pacific Pte Ltd	50
Singapore, The Curie	Veredus Laboratories Pte Ltd	67
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Sweden, Lund	ST-Ericsson A.B.	50
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST-Ericsson S.A.	50
Switzerland, Geneva	ST New Ventures S.A.	100
Taiwan, Taipei	ST-Ericsson (Taiwan) Ltd	50
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	Inmos Limited	100
United Kingdom, Bristol	ST-Ericsson (UK) Ltd	50
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Reading	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	ST-Ericsson Inc.	50
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware) Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100
United States, Wilsonville	The Portland Group, Inc.	100

The following table lists our principal equity-method investments and our percentage ownership as of December 31, 2012:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
France, Grenoble	MicroOLED S.A.S	39.6
Italy, Catania	3Sun S.r.l.	33.3
South Korea, Yongin-si	ATLab Inc.	8.0
Switzerland, Geneva	ST-Ericsson AT SA	49.0

Public Funding

We participate in certain programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy). Such funding is generally provided to encourage R&D activities and capital investment, industrialization and the economic development of underdeveloped regions. These programs are partially supported by direct funding, tax credits and specific loans (low-interest financing).

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

Some of our R&D government funding contracts involve advance payments that require us to justify our expenses after receipt of funds. Certain specific contracts (Crolles, Grenoble, Rousset and Tours, France and Catania, Italy) contain commitments to maintain a minimum level of employment and/or investment during a certain amount of time. There could be penalties (i.e., a partial refund due to the government) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

The main programs for R&D in which we are involved include: (i) the Eureka CATRENE cooperative R&D program (Cluster for Application and Technology Research in Europe on NanoElectronics); (ii) EU R&D projects with FP7 (Seventh Frame Program) for Information and Communication Technology; (iii) European Joint Technology Initiatives such as ENIA (European Nanoelectronics Initiative Advisory Committee) and ARTEMIS (Embedded Computing Systems Initiative) operated by Joint Undertakings formed by the European Union, some member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation. We were recently awarded two of the first of five projects under the ENIAC “KET (Key Enabling Technologies) Pilot Lines” frame, recently launched in Europe. They are devoted respectively to specific MEMS technologies (based in Italy) and FD-SOI technologies (based in France).

In Italy, there are some national funding programs established to support the new FIRST (Fondo per gli Investimenti nella Ricerca Scientifica e Tecnologica) that will group previous funding regulations FIRB (Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research), FAR (Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and the FCS (Fondo per la Competitività e lo Sviluppo). The FRI (Fondo rotativo per il sostegno alle imprese e agli investimenti in ricerca) funds research and innovation activities and the FIT (Fondo speciale rotativo per l’Innovazione Tecnologica) is designed to fund precompetitive development in manufacturing. These programs are not limited to microelectronics and are intended to support industry R&D in any segment. Italian programs often cover several years and the approval phase is quite long, up to two or three years. In 2012, within the PON (Programma Operativo Nazionale “Ricerca e competitività 2007 2013”), the Italian Research Ministry finalized the complete ranking of the approved proposals, and one of our proposals was selected for funding.

In Italy, according to the ARTEMIS and ENIAC Joint Undertaking procedures related to calls for proposals, in 2010 the Italian Research Ministry approved public grants for an additional four ENIAC projects (of which one was under the ENIAC’s call for Key Enabling Technologies) and one for ARTEMIS project (under the ARTEMIS Innovation Pilot Program call) involving the company.

Furthermore, there are some regional funding tools for research that can be addressed by local initiatives, primarily in the regions of Puglia, Sicily, Campania and Val d’Aosta, provided that a reasonable regional socio-economic impact could be recognized in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of our facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, we recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date. On September 13, 2011, the European Commission initiated a review of the M6 investment and related benefits, requesting information from the Italian government about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities responded to all such requests for information in 2011 and 2012 concerning primarily the history of the investment made, the motivation of the state aid granted, the formal interpretation related to the definition of “investment activation”, and its application to the M6 case. To our knowledge, no proceedings are ongoing.

In France, support for R&D is given by public agencies such as ANR (Agence Nationale de la Recherche), or OSEO (the agency taking over the missions and budgets of the AII Agency for Industrial Innovation), generally for consortia of partners grouping universities, public laboratories and private actors (large and small). The agencies operate via calls for project proposals, most often related to the identified ‘clusters of competitiveness’ (Pôles de Compétitivité) throughout the French territory. The most relevant for us are ‘Minalogic’ around Grenoble, ‘SCS’ in the south-east area covering Rousset and ‘S2E2’ in the Tours area. The selected projects receive a support limited to 25% or 35% of the actual R&D expenses, depending on the type of project. The funding is given when technical reports have been accepted by the agencies; all expenses must be documented and financial audits are organized by the agencies to check their eligibility.

Another important contribution is given by the Ministry of Industry (“FCE”) and by local public authorities. Specific support for microelectronics is provided through FCE to all the companies with activities in France in the semiconductor industry. The amount of support under French programs is decided annually and subject to budget appropriation. In 2012, we terminated the execution of the framework agreement for the “Nano-2012” Research and Development program in which STMicroelectronics (Crolles and Grenoble sites) is the leading contributor, with over 30 other partners (universities, public research laboratories, large groups and small companies (SMEs)). Under this frame agreement, an overall funding budget of €340 million (about $450 million) in grants was put in place for us for the period 2008-2012, subject to the conclusion of agreements every year with the public authorities (the French State being represented by the Ministry of Industry, and local authorities), and provided that all technical parameters and objectives are met. Nano-2012 is designed to promote the development of advanced CMOS (32nm and below) technologies for system on chip semiconductor products in the Grenoble-Crolles region of France, in cooperation with the ISDA.

Due to a major change in the taxation regime in France, the local authorities have received lower tax receipts than before. During the “Nano-2012” program, some of the local authorities involved have, as a result of such tax receipts, decided to suspend their funding obligations related to the “Nano-2012” program. Therefore, the benefit for us and the other partners ended up being lower than expected as the French government did not agree to compensate us for the shortfall in support from the local authorities. The technical part of the program was completed successfully at the end of 2012 and a final review of our participation in the “Nano-2012” program is planned in April 2013. We are currently in discussions concerning a new program, “Nano-2017”, for an additional five-year period, with the goal of reaching an agreement on content and budget before the end of 2013.

A new type of R&D support program was set up in France in 2011, as part of a global rejuvenation effort aimed at research and industry (“Investissements d’Avenir” or IA). This program is coordinated by the CGI (Commissariat Général aux Investissements d’Avenir) and targets industrial sectors of high relevance. We have been granted three projects under this frame, all due to start in 2013: one for “Tours 2015” covering three types of technologies developed in cooperation with public laboratories, one for Rousset “MAGE” targeting the development of ultra-low power secure microcontrollers and one in the area of electricity metering.

We also benefit from tax credits for R&D activities in several countries (notably in France). R&D tax credits consist of tax benefits granted to companies on an open and non-discriminatory base for their research & development activities. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

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

Government support for capital expenditures funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. In Italy, the “Tremonti-ter” laws allowed business income tax reduction excluding from taxation of business income an amount equal to 50 percent of the value of investments in a detailed list of new machinery and new equipment, made from July 1, 2009 through June 30, 2010. See Note 10 to our Consolidated Financial Statements.

As a third category of government funding, we receive some loans, mainly related to large capital investment projects, at preferential interest rates. See Note 14 to our Consolidated Financial Statements.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government or local-authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability of such funding is substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that sufficient alternative funding would be available if necessary, or that any such alternative funding would be provided on terms as favorable to us as those previously committed. Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued, in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — If we fail to meet the condition and approval requirements applicable to public funding we have received in the past, we may face demands for repayment, which may increase our costs and impact our results of operations.”.

Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, raw material suppliers and external subcontractors.

In the front-end process, we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot occur without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

Our manufacturing processes use many raw materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price disruption. The same strategy applies to supplies for the raw materials used by us to avoid potential material disruption of essential material when industry demand is ramping up. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Because we depend on a limited number of suppliers for raw materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition”. Our “multiple sourcing strategy”, our Financial Risk Monitoring (FRISK) as well as the robustness of our supply chain and strong partnership with suppliers are intended to mitigate these risks.

Finally, we also use external subcontractors to outsource wafer manufacturing, as well as assembly and testing of finished products. See “— Property, Plants and Equipment” above.

Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental and health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most of the jurisdictions in which we operate, we must obtain permits, licenses and other forms of authorization, or give prior notification, in order to operate. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our Principles of Sustainable Excellence (“PSE”) and Sustainability Strategy, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008 and with the technical specification ISO/TS16949:2009, and with the environmental standards ISO14001 and the European EMAS (Eco Management and Audit Scheme).

Our activities are subject to two directives: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended), which will be replaced, with effect from January 3, 2013, by Directive 2011/65/EU of June 8, 2011, entitled “ROHS 2” Directive; and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as amended), which will be replaced, with effect from February 15, 2014 by Directive 2012/19/EU of July 4, 2012. Moreover our products, due to their final applications, may be subject to the end of life vehicles Directive 2000/53/EC (“ELV” Directive, as amended) and Directive 2007/47/EC (Medical Devices as amended). The ROHS Directive aims at banning the use of lead and other metals and of other flame retardant substances in electric and electronic equipments placed on the market, while the new text is also introducing new requirements within the design and manufacturing phases of the products manufacturing electronic components. The WEEE Directive promotes the recovery and recycling of electrical and electronic waste, while not imposing any “take back” activities to our operations. At this stage, we do not participate in a “take back” organization in France.

Our activities in the EU are also subject to the European Directive 2003/87/EC (as amended) establishing a scheme for greenhouse gas allowance trading and applicable national legislation. Two of our manufacturing sites (Crolles, France, and Agrate, Italy) have been allocated a quota of greenhouse gas for the period 2008-2012. The Crolles site in France was removed from the allocation scheme in 2010 by the French authorities and our site in Agrate, Italy, was removed from the scheme by the Italian authorities in 2012. We were able to complete the allocation period of 2008-2012 without purchasing any allocation.

We have also implemented voluntary reforestation projects in several countries in order to sequester additional CO2 emissions and report our emissions in our annual Corporate Sustainability Report as well as through the Carbon Disclosure Project.

Regulations implementing the registration, evaluation, authorization and restriction of chemicals (“REACH”) came into force in 2008, and are required to be fully implemented by 2018. We intend to proactively implement such legislation, in line with our commitment toward environmental protection. The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to develop new processes, acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental regulations and laws or because of damage to the environment”.

Item 5.	Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “— Critical Accounting Policies Using Significant Estimates”, “— Business Outlook”, “— Liquidity and Capital Resources” and “— Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors”. We assume no obligation to update the forward-looking statements or such risk factors.

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

•	annual and trigger-based impairment review of our goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	assessment of credit losses and other-than-temporary impairment charges on financial assets and equity investments;

•	restructuring charges;

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;

•	assumptions used in calculating pension obligations; and

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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor adjusted, if required, to accommodate for a significant change in the current market price. We record the accrued amounts as a deduction of revenue at the time of the sale. The ultimate decision to authorize a distributor refund remains fully within our control. The short outstanding inventory time period, our visibility into the standard inventory product pricing and our long distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could severely impact our profitability.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. We provide for such returns when they are considered probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policy relating to product liability only covers physical and other direct damages caused by defective products. We carry limited insurance against immaterial non consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Any potential warranty claims are subject to our determination that we are at fault for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we evaluate our customers’ financial condition periodically and record a provision for any specific account we consider as doubtful. In 2012, we did not record any new material specific provision related to bankrupt customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. In such cases, following the guidance related to revenue recognition, the arrangement is allocated to the different elements based on vendor-specific objective evidence, third party evidence or our best estimates of the selling price of the separable deliverables.

Business combinations and goodwill. The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2012, the value of goodwill amounted to $141 million, after having recorded in 2012 a non-cash impairment charge of $922 million relating to our Wireless business.

Impairment of goodwill. Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available after performing a qualitative assessment to determine whether an impairment test is necessary, in cases when we have chosen such option. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we use the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.

We performed our annual impairment test of goodwill on each of our reporting units during the third quarter of 2012. Based upon the first step of the goodwill impairment test, no impairment was recorded for the DCG, AMS and MMS reporting units since the fair value of the reporting units exceeded their carrying values. However, we were required, based upon step one, to conduct the second step of the impairment test for the Wireless reporting unit whose estimated fair value was lower than its carrying value. The second step consists in allocating a reporting unit’s fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets. Based on our analysis, which calculated the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business combination, we estimated that the implied fair value of Wireless goodwill was lower than its carrying value. Due to the complexity required to estimate the fair value of the Wireless reporting unit in the first step of the impairment test and to estimate the fair value of all assets and liabilities of the Wireless reporting unit in the second step of the test, we recorded a preliminary non-cash impairment charge of $690 million for Wireless goodwill in the third quarter of 2012. During the fourth quarter, as part of our new strategic plan, we decided to exit the ST-Ericsson joint venture and consequently undertook a further impairment test to estimate the fair value of all assets and liabilities of the Wireless reporting unit in light of this decision. As a result, we recorded an additional non-cash impairment charge of $232 million in the fourth quarter, effectively writing off the total amount of goodwill of the Wireless reporting unit.

Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

Intangible assets subject to amortization. Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks and contractual customer relationships and computer software. Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life. We evaluate each period whether there is reason to suspect that intangible assets held for use might not be recoverable. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment charge is recognized for the excess of the carrying amount over the fair value. Significant management judgments and estimates are required to forecast undiscounted cash flows associated with the intangible assets. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

We recorded an impairment charge on intangible assets of $323 million in 2012, relating primarily to our decision to exit the ST-Ericsson joint venture. We will continue to monitor the carrying value of our assets. If market conditions deteriorate, this could result in future non-cash impairment charges against earnings. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the one underlying the carrying amount.

At December 31, 2012, the value of intangible assets subject to amortization amounted to $213 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300mm manufacturing equipment whose useful life is estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each period if there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each balance sheet date or when impairment indicators are identified. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated. Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell. During 2012, we recorded an impairment charge of $21 million on our Carrollton building and facilities in Texas, which we no longer occupy, and which have remained unsold. As a result, the remaining carrying value was reclassified into assets held for use.

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

While we perform, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires us to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions or if issues arise following our exit from ST-Ericsson, we could record additional inventory provisions, which would have a negative impact on our gross margin.

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated. Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2012, the amount of restructuring charges and other related closure costs amounted to $108 million before taxes, which does not include additional restructuring charges, which will be incurred in 2013, as a result of our decision to exit the ST-Ericsson joint venture. The amount of such restructuring charges will depend upon which strategic options are adopted with regard to our ST-Ericsson joint venture.

Share-based compensation. We measure the cost of share-based service awards based on the fair value of the award on the grant date. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to certain industry performances. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving certain industry performances compared to our financial results, award forfeitures and employees’ service period. Our assumption related to industry performances is generally taken with a lag of one quarter in line with the availability of the information. In 2012, we recorded a total charge of approximately $11 million relating to our outstanding stock award plans.

Income (loss) on Equity-method Investments. We record our proportionate share in the results of entities that we account for under the equity-method. This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results. Our main equity-method investments as of December 31, 2012 were represented by 3Sun with a carrying value of approximately $91 million, out of total equity investments of $106 million. In 2012, we recognized a loss of approximately $16 million related to our minority equity investment in 3Sun and an $8 million loss related to other investments, principally ST-Ericsson JVD. In case of triggering events, such as continuing difficult market conditions, which could lead to continued operation losses and negative cash flow, or in the case of a strategic repositioning by one or more of our partners, we determine whether our investment is temporarily or other-than-temporarily impaired. If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. We are continuing to monitor our equity investments and if required, additional other-than-temporary impairment charges could negatively impact our future results.

Financial assets. We classify our financial assets in the following two categories, held-for-trading and available-for-sale. Such classification depends on the purpose for which the investments are acquired and held. We determine the classification of our financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost; they are neither classified as trading nor as available-for-sale financial assets.

Trading and available-for-sale financial assets are valued at fair value. The fair value of quoted debt and equity securities is based on current market prices. If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the amount that would be received from the sale of the asset in an orderly transaction between market participants. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs.

Income taxes. We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We need to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Furthermore, we assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities, which could trigger potential tax claims by them. In such an event, we could be required to record additional charges in our accounts, which could significantly exceed our best estimates and our provisions.

We also assess the likelihood of realization of our deferred tax assets originated by our net operating loss carry-forwards. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable profit available against loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies. We record a valuation allowance against the deferred tax assets that we consider it is more likely than not that the deferred tax assets will not be realized, which would increase our provision for income taxes.

As of December 31, 2012, we had current deferred tax assets of $137 million and non-current deferred tax assets of $414 million, net of valuation allowances. Our deferred tax assets have increased in the past few years. In 2012, we continued to assess the future recoverability of the deferred tax assets resulting from past net operating losses.

We could be required to record further valuation allowances thereby reducing the amount of total deferred tax assets, resulting in a decrease in our total assets and, consequently, in our equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in our assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur.

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

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the Court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2012, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, unexpected legal rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings”.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, anti-trust, anti-corruption, competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2012, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. The disclosure of accruals for possible risks relating to the claims we are facing may compromise our legal and negotiating position with respect to such claims. In the event we are unable to estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 23 to our Consolidated Financial Statements.

There can be no assurance, however, that all IP litigation or claims and other claims to which we are currently subject will be resolved in our favor or as currently anticipated. If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operations and our ability to compete.

Pension and Post-Retirement Benefits. Our results of operations and our consolidated balance sheet include amounts for pension obligations and post-retirement benefits that are measured using actuarial valuations. At December 31, 2012, our pension and post-retirement benefit obligations net of plan assets amounted to $477 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.

Fiscal Year 2012

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2012 ended on March 31, 2012. The second quarter of 2012 ended on June 30, 2012 and the third quarter of 2012 ended on September 29, 2012. The fourth quarter of 2012 ended on December 31, 2012. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

In 2013 the first quarter will end on March 30, the second quarter will end on June 29, the third quarter will end on September 28 and the fourth quarter will end on December 31.

2012 Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories).

The semiconductor market experienced a demand reduction and inventory correction, which started in the second half of 2011, which led to a decrease in 2012 of both the TAM and the SAM, while registering recovery towards the end of the year.

Based on published industry data by WSTS, semiconductor industry revenues decreased in 2012 on a year-over-year basis by approximately 3% for both the TAM and the SAM to reach approximately $292 billion and $169 billion, respectively. In the fourth quarter, the TAM and the SAM increased on a year-over-year basis by approximately 4% and 3%, respectively. Sequentially, in the fourth quarter of 2012, the TAM was basically flat while the SAM decreased by approximately 4%.

With reference to our business performance, in 2012 we continued to experience difficult market conditions, which led to a decline in terms of revenues, mainly due to lower unit volumes, also driven by a significant drop in sales at our former largest customer. As a result, our 2012 revenues decreased 12.8% to $8,493 million; this performance was below the SAM.

Our fourth quarter 2012 revenues were down to $2,162 million, declining by 1.4% on a year-over-year basis and by 0.2% on a sequential basis. The year-over-year decrease was mainly originated by a 14.2% decline in Wireless revenues, while our wholly owned businesses revenues increased by 1.6%. The sequential variation was characterized by a 0.2% increase in our wholly owned businesses revenues, while Wireless revenues decreased by 2.2%. Both on a year-over-year basis and sequential basis, our fourth quarter 2012 revenues decreased in all product segments except AMM, whose revenues increased by 15.8% and 7.4%, respectively. Compared to the SAM, our performance was above the SAM on a sequential basis and lower on a year-over-year basis. Our fourth quarter 2012 sequential performance was slightly better than the mid-point of the guidance range released to the market, which indicated a quarter-over-quarter evolution in revenues in the range of about -5% to +2%.

Our effective average exchange rate for 2012 was $1.31 for €1.00 compared to $1.37 for €1.00 for 2011. Our effective average exchange rate for the fourth quarter of 2012 was $1.30 for €1.00, compared to $1.29 for €1.00 for the third quarter of 2012 and compared to $1.36 for €1.00 in the fourth quarter of 2011. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our 2012 gross margin was 32.8% of revenues, decreasing by 390 basis points compared to the prior year, principally due to the negative impact of selling prices, lower sales volume and higher unused capacity charges, originated by the actions taken to keep strong control on our inventory levels. Furthermore, 2012 included a $53 million charge related to the arbitration award paid to NXP. Our fourth quarter 2012 gross margin was down by 250 basis points sequentially to 32.3%, slightly improving compared to our guidance range, which indicated a gross margin of 32.0%, plus or minus 2 percentage points.

Combined 2012 SG&A and R&D expenses were basically flat compared to 2011, with the increase in R&D balanced by a decline in SG&A.

Restructuring and impairment charges significantly increased to $1,376 million from $75 million in 2011, which included a $1,234 million non-cash impairment charge on our Wireless goodwill and other intangible assets and $87 million of charges and other related closure costs, related to restructuring initiatives due to our Wireless business.

Our operating results were therefore negatively impacted by the non-cash impairment charge on Wireless goodwill and other intangible assets, lower revenues, higher restructuring charges, the NXP arbitration award charge and higher unused capacity charges, resulting in a loss of $2,081 million, compared to an income of $46 million in 2011.

Our fourth quarter 2012 operating result was a loss of $730 million, mainly due to $544 million non-cash impairment charges on our Wireless goodwill and intangible assets and $44 million of other impairment and restructuring charges.

In the fourth quarter, both revenue and gross margin results came in above the mid-point of our guidance despite the ongoing softness in the semiconductor market. We extended our leadership in key areas. Thanks to new product momentum, revenues from our wholly owned businesses increased 0.2% and 1.6% on a sequential and year-ago basis driven by a very strong ramp of our MEMS products in the fourth quarter.

Looking at 2012 overall, we improved our net financial position, as defined in “— Capital Resources”, compared to 2011 despite the significant cash used by ST-Ericsson as well as the impact of weak business conditions. We were able to end the year with significant financial flexibility and strong cash balances while providing shareholders with the same level of dividend compared to 2011.

Important decisions were made in 2012 that are shaping a new, more focused, higher-performing ST. In December, we announced our new strategic plan targeting leadership in two product segments effective January 1, 2013: Sense & Power and Automotive Products and Embedded Processing Solutions. This new strategy includes a sharper focus on five growth drivers: MEMS and sensors, smart power, automotive products, microcontrollers, and application processors including digital consumer products. Importantly, from a financial model perspective, we are targeting an operating margin of 10% or more. A key component to achieving this objective is bringing our net operating expenses, defined as SG&A expenses and R&D expenses net of related grants, to an average quarterly rate in the range of $600 million to $650 million by the beginning of 2014.

In connection with our new strategic plan, we decided to exit ST-Ericsson after a transition period and our actions this past quarter, including the further impairment charge, are aligned with moving this decision forward.

Business Outlook

In the first quarter, we expect our wholly owned businesses to deliver a better than seasonal revenue performance, with a sequential decrease of about 3% at the mid-point, despite weak macro-economic conditions. Including Wireless, we expect an overall revenue decrease of about 7% at the mid-point of our guidance, plus or minus 3.5 percentage points, as ST-Ericsson anticipates a very significant sequential decrease in net sales. Reflecting lower unsaturation charges and no licensing revenues compared to the fourth quarter, we expect gross margin in the first quarter to be about 31.4%, plus or minus 2.0 percentage points. This does not take into consideration potential write-off charges, if any, which may be incurred depending on the exit options adopted for ST-Ericsson.

More broadly, semiconductor market conditions are expected to improve in 2013, driven by a more favorable economic environment. During the first part of the year, there have been initial signs of a mild recovery. At ST, we expect to outperform the market with our Sense & Power and Automotive Products and Embedded Processing Solutions segments. In particular, we expect Imaging, Microcontrollers, Analog and MEMS to be the highest contributors to our revenue performance.

With respect to ST-Ericsson, we are finalizing our decision regarding available strategic options. While we do not underestimate the challenges related to the transition, we are committed to ensure a smooth and timely exit. This could have a negative impact on our results in terms of additional provisions for restructuring charges and write-downs of assets. Our current best estimate is that we could have funding requirements, including the ongoing operations of ST-Ericsson during the transition period and restructuring costs, in the range of approximately $300 million to $500 million during 2013.

Overall, we will be a much stronger company with a re-sized cost base, sharpened product focus and stronger market position.

This outlook is based on an assumed effective currency exchange rate of approximately $1.31 = €1.00 for the 2013 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 30, 2013.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.

Other Developments

On February 23, 2012, certain holders redeemed 190,131 of our 2016 Convertible Bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million. On March 28, 2012, we published a notice of sweep up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012. As of December 31, 2012, there were no bonds remaining outstanding.

On April 5, 2012, an arbitration tribunal set up according to the rules of the International Chamber of Commerce, ordered us to pay approximately $59 million to NXP concerning a dispute related to a claim from NXP for underloading charges to be included in the price of wafers which NXP supplied to our Wireless joint venture. The tribunal chose not to address certain issues raised by us that formed part of a second arbitration before the same ICC tribunal. Hearings occurred in June 2012 and a final decision is expected in the first half of 2013.

Our Annual General Meeting of Shareholders was held on May 30, 2012 in Amsterdam and, among other, the following decisions were adopted by our shareholders:

•

The appointment of Ms. Martine Verluyten as a new member of the Supervisory Board for a three-year term, expiring at the 2015 Annual General Meeting, in replacement of Mr. Doug Dunn whose mandate expired;

•	The adoption of our 2011 accounts reported in accordance with International Financial Reporting Standards, as issued by the IASB and adopted by the European Union (IFRS);

•

The distribution of a cash dividend of $0.40 per share, to be paid in four equal quarterly installments in June, August and December 2012 and February 2013 to shareholders of record in the month of each quarterly payment.

After our Annual General Meeting of Shareholders on May 30, 2012, Philippe Dereeper was named Executive Secretary of our Supervisory Board.

On July 2, 2012, we announced the publication of our 2011 Sustainability Report. Containing comprehensive details of our sustainability strategy, policies and performance during 2011, the Report also illustrates how we embed sustainability into every level of our operations to create value for all our stakeholders.

Effective July 31, 2012, Alisia Grenville-Mangold, Corporate Vice President and Chief Compliance Officer, was succeeded by Philippe Dereeper as Corporate Compliance Officer, reporting to Tjerk Hooghiemstra, Chief Administrative Officer.

Effective July 31, 2012, Franck Freymond, Chief Audit and Risk Executive, took on responsibility for the Ethics Committee, the whistle-blowing hotline and the process and reporting on related investigations and Enterprise Risk Management, in addition to his current assignment.

Effective July 31, 2012, Patrice Chastagner, Corporate Vice President, Human Resources, was succeeded by Philippe Brun, reporting to Tjerk Hooghiemstra.

On August 6, 2012, we announced the completion of an IP and talent acquisition from bTendo, an Israeli projection-technology innovator.

On August 30, 2012, we announced a strategic agreement with MicroOLED, a France-based company dedicated to the development and commercialization of state-of-the-art organic light emitting diodes, as well as an equity investment of approximately €6 million in the company.

On September 13, 2012, we announced that Georges Penalver was appointed Executive Vice President, Member of the Corporate Strategic Committee, Corporate Strategy Officer, effective immediately. Jean-Marc Chery, Executive Vice President, took the additional responsibility of General Manager, Digital Sector, while maintaining his current role of Executive Vice President, Chief Technology and Manufacturing Officer. As a result of Mr. Chery’s expanded responsibilities, Eric Aussedat, General Manager, Imaging and Bi-CMOS ASICs Group, Joel Hartmann, Corporate Vice President, Front-end Manufacturing & Process R&D, Digital Sector, and Philippe Magarshack, Corporate Vice President, Design Enablement & Services, are promoted to Executive Vice Presidents while maintaining their previous roles. Stephane Delivre, Corporate Vice President, Global Chief Information Officer, now reports to Carlo Bozotti. Philippe Lambinet, Executive Vice President, Corporate Strategy Officer and General Manager, Digital Sector, left the company to pursue other interests, effective September 13, 2012.

On October 23, 2012, in a move to enhance performance and optimize asset utilization, we announced a new savings plan designed to achieve $150 million in annual savings at the ST level upon completion anticipated to occur by the end of 2013. A portion of the savings coming from the identified initiatives will leverage the synergies of our previously disclosed Unified Processing Platform approach by integrating the development of System-on-Chip for digital TV. The plan also involves other new initiatives, such as efficiencies in our process-technology development model and expenses related to design outsourcing. Total restructuring costs are expected to be about $25 million to $30 million through completion and might affect up to 500 jobs, including contractors and attritions.

On December 10, 2012, we announced our new strategic plan. The plan is the outcome of a strategic review, as we saw major changes in the market dynamics, in particular, with reference to the wireless market. Our new strategy is aligned with the new market environment and is centered on leadership in Sense and Power and Automotive Products, and in Embedded Processing Solutions. Our specific focus is on five product areas: MEMS and sensors, smart power, automotive products, microcontrollers, and application processors including digital consumer. As part of new strategy, we decided to exit the ST-Ericsson joint venture after a transition period, which is expected to end during the third quarter of 2013.

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

In 2012, the organization was as follows:

•	Automotive Segment (“APG”);

•	Digital Segment, consisting of two product lines:

•	Digital Convergence Group (“DCG”); and

•	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (“IBP”).

•	Analog, MEMS and Microcontrollers Sector (“AMM”), comprised of three product lines:

•	Analog, MEMS & Sensors (“AMS”);

•	Industrial & Power Conversion (“IPC”); and

•	Microcontrollers, Memories and Secure MCUs (“MMS”).

•	Power Discrete Product Segment (“PDP”);

•	Wireless Segment comprised of the following product lines:

•	Connectivity (“COS”);

•	Smartphone and Tablet Solutions (“STS”);

•	Modems (“MOD”); and

•	Other Wireless, in which we report other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

In 2012, we revised our results from prior periods in accordance with the new segment structure due to the former Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) now being split into three segments (“APG”, “Digital” and “AMM”). In addition, we revised the product lines of the Wireless segment due to Entry Solutions being reclassified into Smartphone and Tablet Solutions (“STS”). The preparation of segment information based on the current segment structure requires us to make significant estimates, assumptions and judgments in determining the operating income (loss) of the segments for the prior reporting periods. We believe that the revised 2011 and 2010 presentation is consistent with that of 2012 and we use these comparatives when managing our company.

Effective January 1, 2013, based on our new strategy, the reporting of our results reflects the new organization announced on December 10, 2012, as follows:

•	Sense & Power and Automotive Products (“SPA”), including Analog and MEMS, Automotive and Industrial and Power Discrete; and

•	Embedded Processing Solutions (“EPS”), comprised of Digital Consumer, Microcontrollers, Memory and Security, Imaging and Wireless.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All product segments share common R&D for process technology and manufacturing capacity for most of their products.

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

The following tables present our consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a significant part of R&D expenses. In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, the NXP arbitration award charge, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Net revenues by product segment:
Automotive (“APG”)	$1,554	$1,678	$1,420
Digital	1,334	1,839	2,174
Analog, MEMS and Microcontrollers (“AMM”)	3,200	3,377	3,154
Power Discrete Products (“PDP”)	1,015	1,240	1,319
Wireless	1,345	1,552	2,219
Others(1)	45	49	60
Total consolidated net revenues	$8,493	$9,735	$10,346

(1)	In 2012, “Others” includes revenues from the sales of Subsystems ($25 million), sales of materials and other products not allocated to product segments ($16 million) and miscellaneous ($4 million).

For each product segment, the following table discloses the revenues of their relevant product lines for the periods under review:

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Net revenues by product line:
Automotive (“APG”)	$1,554	$1,678	$1,420
Digital Convergence Group (“DCG”)	888	1,084	1,413
Imaging, Bi-CMOS ASIC and Silicon Photonics Group (“IBP”)	437	722	712
Others	9	33	49
Digital	1,334	1,839	2,174
Analog, MEMS & Sensors (“AMS”)	1,320	1,335	1,106
Industrial & Power Conversion (“IPC”)	733	864	863
Microcontrollers, Memories & Secure MCUs (“MMS”)	1,147	1,175	1,181
Others	—	3	4
Analog, MEMS and Microcontrollers (“AMM”)	3,200	3,377	3,154
Power Discrete Products (“PDP”)	1,015	1,240	1,319
Connectivity (“COS”)	120	233	286
Smartphone and Tablet Solutions (“STS”)	1,102	1,202	1,893
Modems (“MOD”)	129	115	35
Others	(6)	2	5
Wireless	1,345	1,552	2,219
Others	45	49	60
Total consolidated net revenues	$8,493	$9,735	$10,346

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Operating income (loss) by product segment:
Automotive (“APG”)	$129	$227	$121
Digital	(154)	108	245
Analog, MEMS and Microcontrollers (“AMM”)	418	606	546
Power Discrete Products (“PDP”)	18	139	179
Wireless(1)	(885)	(812)	(483)
Others(2)	(1,607)	(222)	(132)
Operating income (loss)	$(2,081)	$46	$476

(1)

The majority of Wireless’ activities are run through ST-Ericsson JVS. In addition, Wireless includes other items affecting operating results related to the Wireless business. The noncontrolling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in Wireless) is credited on the line “Net loss (income) attributable to noncontrolling interest” of our Consolidated Statements of Income, which represented $1,030 million for the year ended December 31, 2012.

(2)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs, the NXP arbitration award charge and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group. The $1,234 million non-cash Wireless impairment charge has been attributed to the segment “Others”.

	Year Ended December 31,
	2012	2011	2010
	(As percentage of net revenues)
Operating income (loss) by product segment:
Automotive (“APG”)(1)	8.3%	13.5%	8.5%
Digital(1)	(11.5)	5.8	11.3
Analog, MEMS and Microcontrollers (“AMM”)(1)	13.1	17.9	17.3
Power Discrete Products (“PDP”)(1)	1.8	11.2	13.6
Wireless(1)	(65.8)	(52.3)	(21.8)
Others	—	—	—
Total consolidated operating income (loss)(2)	(24.5)%	0.5%	4.6%

(1)	As a percentage of net revenues per product segment.
(2)	As a percentage of total net revenues.

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	$(474)	$268	$608
Unused capacity charges	(172)	(149)	(3)
Impairment, restructuring charges and other related closure costs	(1,376)	(75)	(104)
Phase-out and start up costs	—	(8)	(15)
Strategic and other research and development programs	(12)	(13)	(18)
NXP arbitration award	(54)	—	—
Other non-allocated provisions(1)	7	23	8
Total operating loss Others	(1,607)	(222)	(132)
Total consolidated operating income (loss)	$(2,081)	$46	$476

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of shipment and by market channel

The table below sets forth information on our net revenues by location of shipment:

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Net Revenues by Location of Shipment:(1)
EMEA	$2,100	$2,328	$2,592
Americas	1,253	1,342	1,331
Greater China-South Asia	3,555	4,359	4,558
Japan-Korea	1,585	1,706	1,865
Total	$8,493	$9,735	$10,346

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

The table below shows our net revenues by location of shipment and market channel in percentage of net revenues:

	Year Ended December 31,
	2012	2011	2010
	(As percentage of net revenues)
Net Revenues by Location of Shipment:(1)
EMEA	24.7%	23.9%	25.0%
Americas	14.7	13.8	12.9
Greater China-South Asia	41.9	44.8	44.1
Japan-Korea	18.7	17.5	18.0
Total	100.0	100.0	100.0
Net Revenues by Market Channel:(2)
OEM	77.6	77.3	79.1
Distribution	22.4	22.7	20.9
Total	100.0%	100.0%	100.0%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

(2)

Original Equipment Manufacturers (“OEM”) are the end-customers which are directly followed by us in terms of marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	Year Ended December 31,
	2012	2011	2010
	(As percentage of net revenues)
Net sales	98.7%	98.9%	99.2%
Other revenues	1.3	1.1	0.8
Net revenues	100.0	100.0	100.0
Cost of sales	(67.2)	(63.3)	(61.2)
Gross profit	32.8	36.7	38.8
Selling, general and administrative	(13.8)	(12.4)	(11.4)
Research and development	(28.4)	(24.1)	(22.7)
Other income and expenses, net	1.1	1.1	0.9
Impairment, restructuring charges and other related closure costs	(16.2)	(0.8)	(1.0)
Operating income (loss)	(24.5)	0.5	4.6
Other-than-temporary impairment charge and realized gains on financial assets	—	3.3	—
Interest expense, net	(0.4)	(0.3)	(0.0)
Income (loss) on equity-method investments and gain on investment divestiture	(0.3)	(0.3)	2.3
Gain (loss) on financial instruments, net	0.0	0.3	(0.2)
Income (loss) before income taxes and noncontrolling interest	(25.2)	3.5	6.7
Income tax expense	(0.6)	(1.9)	(1.5)
Net income (loss)	(25.8)	1.6	5.2
Net loss (income) attributable to noncontrolling interest	12.2	5.1	2.8
Net income (loss) attributable to parent company	(13.6)%	6.7%	8.0%

2012 vs. 2011

Net revenues

	Year Ended December 31,		% Variation
	2012	2011	Year-Over- Year
	(In millions)
Net sales	$8,380	$9,630	(13.0)%
Other revenues	113	105	7.3
Net revenues	$8,493	$9,735	(12.8)%

Our 2012 net revenues decreased compared to the year-ago period, which benefited from more favorable market conditions. Net revenues decreased by 12.8% driven by a decrease of approximately 7% in volume and a decline in average selling prices by approximately 6%.

Net revenues decreased by approximately 27% for Digital, 18% for PDP, 7% for APG and 5% for AMM, all driven by a significant decline in volume except APG. Wireless revenues registered a decline of approximately 13%.

By market channel, the relative breakdown between OEM and Distribution remained comparable from one period to the next.

By location of shipment, all regions were negatively impacted in terms of revenues by the difficult market conditions. In 2012, no customer exceeded 10% of our total net revenues while the Nokia group of companies accounted for slightly more than 10% of our total net revenues in 2011.

Gross profit

	Year Ended December 31,		% Variation
	2012	2011	Year-Over- Year
	(In millions)
Cost of sales	$(5,710)	$(6,161)	7.3%
Gross profit	2,783	3,574	(22.1)
Gross margin (as percentage of net revenues)	32.8%	36.7%	—

In 2012, gross margin was 32.8%, decreasing by 390 basis points compared to the prior year, principally due to the negative impact of declining selling prices, lower sales volume, higher unused capacity charges and the $53 million NXP arbitration award charge, partially offset by a favorable currency effect and a more favorable product mix.

Selling, general and administrative expenses

	Year Ended December 31,		% Variation
	2012	2011	Year-Over- Year
	(In millions)
Selling, general and administrative expenses	$(1,166)	$(1,210)	3.6%
As percentage of net revenues	(13.8)%	(12.4)%	—

Our SG&A expenses decreased in 2012 mainly due to the favorable impact of the U.S. dollar exchange rate and cost saving initiatives. Our share-based compensation charges were $6 million in 2012, compared to $16 million in 2011.

As a percentage of revenues, our SG&A expenses amounted to 13.8%, slightly increasing in comparison to 12.4% in 2011 due to lower volumes of sales.

Research and development expenses

	Year Ended December 31,		% Variation
	2012	2011	Year-Over- Year
	(In millions)
Research and development expenses	$(2,413)	$(2,352)	(2.6)%
As percentage of net revenues	(28.4)%	(24.1)%	—

Our R&D expenses increased compared to 2011, mainly because 2011 benefited from a $100 million billing of R&D services. Furthermore, the 2012 R&D expenses benefited from ongoing cost saving measures and restructuring initiatives and a more favorable exchange rate. Our 2012 R&D expenses included $3 million of share-based compensation charges, compared to $8 million in 2011. Total R&D expenses were net of research tax credits, which amounted to $152 million in 2012; the amount was $159 million in 2011.

As a percentage of revenues, 2012 R&D equaled 28.4%, increasing compared to 24.1% in the prior year.

Other income and expenses, net

	Year Ended December 31,
	2012	2011
	(In millions)
Research and development funding	$102	$128
Phase-out and start-up costs	—	(8)
Exchange gain, net	5	8
Patent costs	(20)	(28)
Gain on sale of non-current assets	9	15
Other, net	(5)	(6)
Other income and expenses, net	$91	$109
As percentage of net revenues	1.1%	1.1%

Other income and expenses, net, mainly included, as income, items such as R&D funding, gain on sale of non-current assets and exchange gain and, as expenses, patent costs. Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In 2012, the balance of these factors resulted in an income, net of $91 million, decreasing compared to 2011 mainly due to the lower level of funding.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2012	2011
	(In millions)
Impairment, restructuring charges and other related closure costs	$(1,376)	$(75)

In 2012, we recorded $1,376 million of impairment, restructuring charges and other related closure costs, of which:

•	$1,234 million as a non-cash impairment on our Wireless goodwill and other intangible assets;

•

$66 million related to the ST-Ericsson restructuring plan announced in April 2012, primarily consisting of employee termination benefits, as well as $2 million impairment charges on long-lived assets with no future use;

•

$23 million related to the manufacturing restructuring plan as part of the closure of our Carrollton (Texas) and Phoenix (Arizona) sites of which $21 million was recorded as an impairment on the Carrollton building and facilities;

•	$21 million related to the ST-Ericsson restructuring plans previously announced in 2011 and 2009;

•

$20 million was recorded in relation to our Digital restructuring plan announced in October 2012 and was composed of employee termination benefits, as well as $7 million impairment charges on intangible assets with no future use;

•	$8 million related to other restructuring initiatives; and

•	a $4 million impairment charge on certain intangibles.

In 2011, we recorded $75 million of impairment, restructuring charges and other related closure costs, of which:

•

$37 million was recorded in relation to the manufacturing restructuring plan as part of the closure of our Carrollton and Phoenix sites, and was composed of one-time termination benefits, as well as other related closure charges, mainly associated with the Phoenix fab, where production was terminated in the first quarter of 2011;

•	$26 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits;

•	$7 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, pursuant to the closure of certain locations; and

•	$5 million related to other restructuring initiatives.

Operating income (loss)

	Year Ended December 31,
	2012	2011
	(In millions)
Operating income (loss)	$(2,081)	$46
As percentage of net revenues	(24.5)%	0.5%

Our operating results deteriorated compared to the prior year mainly due to the non-cash impairment charge on Wireless goodwill and other intangible assets, the impact of lower revenues due both to a volume and average selling price decline, higher restructuring charges, the NXP arbitration award charge and higher unused capacity charges. Furthermore, 2011 benefited from a $100 million billing of R&D services. This resulted in an operating loss of $2,081 million in 2012 compared to an operating income of $46 million in 2011.

Our wholly owned businesses (APG, Digital, AMM, PDP and others) reported a decline in their profitability levels compared to the year-ago period, mainly due to lower levels of revenues. APG operating income was $129 million or approximately 8% of revenues in 2012, down from $227 million, or about 14% of 2011 revenues. AMM profit declined from $606 million or about 18% of revenues to $418 million or about 13% of revenues in 2012. PDP operating income decreased from $139 million or about 11% of revenues to $18 million or about 2% of revenues in 2012. In 2012, Digital registered an operating loss of $154 million or about negative 12% of revenues, down from a $108 million operating income or approximately 6% of 2011 revenues. Wireless operating loss increased from $812 million in 2011 to $885 million in 2012, of which the largest part was generated from ST-Ericsson JVS, partially originated by an approximate 13% decline in revenues; 50% of this loss was attributed to Ericsson as noncontrolling interest below operating income (loss). The segment “Others” increased its losses to $1,607 million from $222 million in 2011, mainly due to higher impairment and restructuring charges (which accounted for $1,376 million in 2012 compared to $75 million in 2011), the higher amount of unused capacity charges (which accounted for $172 million in 2012 compared to $149 million in 2011) and the NXP arbitration award charge of $54 million in 2012.

Other-than-temporary impairment charge and realized gains on financial assets

	Year Ended December 31,
	2012	2011
	(In millions)
Other-than-temporary impairment charge and realized gains on financial assets	$—	$318

In 2011, the income of $318 million represented a balance of (i) a realized gain on financial assets of $323 million as a result of the cash settlement from Credit Suisse against the transfer of ownership of the whole portfolio of Auction Rate Securities and (ii) an other-than-temporary impairment charge of $5 million as an adjustment of the fair value of certain marketable securities.

Interest expense, net

	Year Ended December 31,
	2012	2011
	(In millions)
Interest expense, net	$(35)	$(25)

In 2012, we registered an expense increase compared with the year-ago period, mainly due to ST-Ericsson increased utilization of the parent’s loan facility. As in 2011, ST-Ericsson had a one-off sale of certain R&D tax credits anticipating their collection by three years and also interest expenses related to the sale without recourse of its trade receivables.

Loss on equity-method investments

	Year Ended December 31,
	2012	2011
	(In millions)
Loss on equity-method investments	$(24)	$(28)

In 2012, we recorded a charge of $24 million, out of which $16 million related to 3Sun and $7 million to our proportionate share in the loss of ST-Ericsson JVD primarily reflecting our share of the impairment charge recorded by ST-Ericsson JVD as a result of their impairment test. The remaining $1 million loss related to other investments. The 2011 amount represented a charge of $28 million, out of which $23 million related to our proportionate share in ST-Ericsson JVD’s net results, including amortization of basis difference. The remaining $5 million loss related to other investments.

Gain on financial instruments, net

	Year Ended December 31,
	2012	2011
	(In millions)
Gain on financial instruments, net	$3	$25

The $3 million gain on financial assets in 2012 was mainly associated with the gain of $2 million related to the repurchase of our 2016 Convertible Bonds and $1 million related to the sale of some marketable securities. The $25 million gain on financial assets in 2011 was mainly associated with (i) the gain of $20 million related to the sale of the remaining Micron shares and the unwinding of the related hedging of our equity participation in

Micron received upon the Numonyx disposal and (ii) a gain of $4 million recorded following unsolicited repurchases of a portion of our 2016 Convertible Bonds with an accreted value of $318 million, inclusive of the swap, for a cash consideration of $314 million.

Income tax expense

	Year Ended December 31,
	2012	2011
	(In millions)
Income tax expense	$(51)	$(181)

During 2012, we registered an income tax expense of $51 million, reflecting the actual tax charge calculated on our income before income taxes in each of our jurisdictions. This expense included the recognition of deferred tax assets, net of valuation allowances, associated with our estimates of the net operating loss recoverability in certain jurisdictions and our best estimate on additional tax charges related to potential uncertain tax positions and claims. The 2012 income tax expense was also impacted by the additional valuation allowances recorded on certain deferred tax assets related to ST-Ericsson, which are no longer supported by tax planning strategies, partially due to our decision to exit the joint venture.

Net loss (income) attributable to noncontrolling interest

	Year Ended December 31,
	2012	2011
	(In millions)
Net loss (income) attributable to noncontrolling interest	$1,030	$495
As percentage of net revenues	12.2%	5.1%

In 2012, we recorded $1,030 million loss attributable to noncontrolling interest, which mainly included Ericsson’s ownership in ST-Ericsson JVS. In 2011, we recorded $495 million loss attributable to noncontrolling interest, which mainly included $413 million of the ST-Ericsson JVS losses and $92 million charge for a valuation allowance related to part of ST-Ericsson’s accumulated net operating losses.

All periods also included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.

Net income (loss) attributable to parent company

	Year Ended December 31,
	2012	2011
	(In millions)
Net income (loss) attributable to parent company	$(1,158)	$650
As percentage of net revenues	(13.6)%	6.7%

In 2012, we reported a net loss of $1,158 million, a significant decline compared to 2011 due to the aforementioned factors. In 2011, we reported a net income of $650 million.

The 2012 net loss attributable to the parent company was $(1.31) per share compared to diluted earnings of $0.72 per share in 2011.

In 2012, the impact after tax of impairment, restructuring charges and other related closure costs and other one-time items, net of tax, was estimated to be approximately $(0.98) per share.

2011 vs. 2010

Net revenues

	Year Ended December 31,		% Variation
	2011	2010	Year-Over- Year
	(In millions)
Net sales	$9,630	$10,262	(6.2)%
Other revenues	105	84	24.3
Net revenues	$9,735	$10,346	(5.9)%

Our 2011 net revenues decreased by approximately 6%, driven by the significant decline in Wireless and the overall weakness in the semiconductor industry registered in the second half of 2011. Such decline originated from an approximate 4% decrease in volume and 2% reduction in average selling prices. Our 2011 net revenues benefited from $105 million of other revenues, consisting mainly of technology licensing of $77 million.

Our wholly owned businesses revenues registered an increase by about 1% in 2011.

APG revenues increased by approximately 18% compared to the prior year. AMM registered a revenue growth of approximately 7%, led by the strong success of our MEMS products, while Digital revenues decreased by approximately 15%. PDP revenues declined by approximately 6%. Wireless sales registered a decline of approximately 30%, led by the strong reduction of its legacy products.

By market channel, Distribution revenues accounted for approximately 23% of our total revenues, compared to 21% in 2010.

By location of shipment, all regions except the Americas performed negatively in terms of revenues. In 2011, our largest customer, the Nokia group of companies, accounted for slightly more than 10% of our total net revenues, compared to about 14% in 2010.

Gross profit

	Year Ended December 31,		% Variation
	2011	2010	Year-Over- Year
	(In millions)
Cost of sales	$(6,161)	$(6,331)	2.7%
Gross profit	3,574	4,015	(11.0)
Gross margin (as percentage of net revenues)	36.7%	38.8%	—

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

Selling, general and administrative expenses

	Year Ended December 31,		% Variation
	2011	2010	Year-Over- Year
	(In millions)
Selling, general and administrative expenses	$(1,210)	$(1,175)	(3.0)%
As percentage of net revenues	(12.4)%	(11.4)%	—

Our SG&A expenses increased in 2011 mainly due to the negative impact of the U.S. dollar exchange rate. Our share-based compensation charges were $16 million in 2011, slightly lower compared to the previous period.

As a percentage of revenues, our SG&A expenses amounted to 12.4%, slightly increasing in comparison to 11.4% in 2010.

Research and development expenses

	Year Ended December 31,		% Variation
	2011	2010	Year-Over- Year
	(In millions)
Research and development expenses	$(2,352)	$(2,350)	(0.1)%
As percentage of net revenues	(24.1)%	(22.7)%	—

The 2011 R&D expenses benefited from higher billing of R&D services in the amount of $100 million, whereas they amounted to $80 million in 2010, while they were penalized by the unfavorable impact of the exchange rates. In addition, the 2011 R&D expenses benefited from our ongoing cost saving measures and restructuring initiatives, mainly in the ST-Ericsson perimeter. As a result, our R&D expenses were flat on a year-over-year basis.

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

	Year Ended December 31,
	2011	2010
	(In millions)
Impairment, restructuring charges and other related closure costs	$(75)	$(104)

In 2011, we recorded $75 million of impairment, restructuring charges and other related closure costs, of which:

•

$37 million was recorded in relation to the manufacturing restructuring plan as part of the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other related closure charges, mainly associated with the Phoenix fab, where production was terminated in the first quarter of 2011;

•	$26 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits;

•	$7 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, pursuant to the closure of certain locations; and

•	$5 million related to other restructuring initiatives.

In 2010, we recorded $104 million of impairment, restructuring charges and other related closure costs, which were basically related to two plans: the manufacturing plan and the ST-Ericsson restructuring plan. The breakdown was as follows:

•

$74 million related to the plans announced in April and December 2009 by ST-Ericsson, largely completed during 2010, primarily consisting of ongoing termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe;

•

$27 million related to our manufacturing restructuring plan, which contemplated the closure of our Ain Sebaa (Morocco), Carrollton and Phoenix sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to the Carrollton and Phoenix fabs; and

•	$3 million related to other restructuring initiatives.

Operating income

	Year Ended December 31,
	2011	2010
	(In millions)
Operating income	$46	$476
As percentage of net revenues	0.5%	4.6%

Our operating income was down to $46 million from $476 million in 2010, as a result of the lower volume of our revenues and the other aforementioned factors.

Our wholly owned businesses (APG, Digital, AMM, PDP and others), were in a position to maintain a solid operating income of slightly above 11% of revenues, while they reported a decline in their profitability compared to 2010 because of lower revenues. APG operating income increased to $227 million or about 14% of revenues from $121 million operating income or approximately 9% of 2010 revenues, mainly driven by the revenue growth. Digital operating income decreased to $108 million or about 6% of revenues from $245 million or approximately 11% of 2010 revenues. AMM improved its profit level, driven by revenue growth, registering $606 million operating income or 18% of revenues compared to $546 million operating income or about 17% of revenues in 2010, mainly supported by the strong MEMS operating performances. PDP operating income was down to $139 million, equivalent to about 11% of revenues from $179 million operating income or about 14% of 2010 revenues. Due to a strong decline in revenues, Wireless segment registered a significant deterioration in its operating result, registering a loss of $812 million, compared to a loss of $483 million in the previous year; since, substantially all of this loss was generated by ST-Ericsson JVS, 50% was attributed to Ericsson as noncontrolling interest below operating income. The segment “Others” increased its losses to $222 million from $132 million in 2010, mainly due to higher unused capacity charges, which are not allocated to the product segments.

Other-than-temporary impairment charge and realized gains on financial assets

	Year Ended December 31,
	2011	2010
	(In millions)
Other-than-temporary impairment charge and realized gains on financial assets	$318	$—

The income of $318 million represents a balance of (i) a realized gain on financial assets of $323 million as a result of the cash settlement from Credit Suisse against the transfer of ownership of the whole portfolio of ARS and (ii) an other-than-temporary impairment charge of $5 million as an adjustment of the fair value of certain marketable securities.

Interest expense, net

	Year Ended December 31,
	2011	2010
	(In millions)
Interest expense, net	$(25)	$(3)

In 2011, we registered a significant expense increase compared with the year-ago period, mainly due to ST-Ericsson because of the one-off sale of certain R&D tax credits at ST-Ericsson, anticipating their collection by three years and the increased utilization of the parents’ loan facility.

Income (loss) on equity-method investments and gain on investment divestiture

	Year Ended December 31,
	2011	2010
	(In millions)
Income (loss) on equity-method investments and gain on investment divestiture	$(28)	$242

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

	Year Ended December 31,
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

	Year Ended December 31,
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

	Year Ended December 31,
	2011	2010
	(In millions)
Net loss (income) attributable to noncontrolling interest	$495	$288
As percentage of net revenues	5.1%	2.8%

In 2011, we recorded $495 million loss attributable to noncontrolling interest, which mainly included $413 million of the ST-Ericsson JVS losses and $92 million charge for a valuation allowance related to part of ST-Ericsson’s accumulated net operating losses. In 2010, we booked $288 million loss attributable to noncontrolling interest, of which $296 million was attributable to the share owned by Ericsson in the losses of the consolidated ST-Ericsson JVS.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution. Those amounts were not material.

Net income attributable to parent company

	Year Ended December 31,
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

Quarterly Results of Operations

Certain quarterly financial information for the years 2012 and 2011 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

In the fourth quarter of 2012, based upon published industry data by WSTS, the TAM and the SAM increased year-over-year approximately 4% and 3%, reaching approximately $74 billion and $42 billion, while sequentially, the TAM was basically flat and the SAM decreased by approximately 4%.

In the fourth quarter of 2012, our average effective exchange rate was approximately $1.30 to €1.00, compared to $1.29 to €1.00 in the third quarter of 2012 and $1.36 to €1.00 in the year-ago quarter. Our effective exchange rate reflects actual exchange rate levels combined with the impact of cash flow hedging programs.

Net revenues

	Three Months Ended			% Variation
	December 31, 2012	September 29, 2012	December 31, 2011	Sequential	Year-Over- Year
	(Unaudited, in millions)
Net sales	$2,111	$2,119	$2,170	(0.4)%	(2.7)%
Other revenues	51	47	21	7.6	139.0

Net revenues	$2,162	$2,166	$2,191	(0.2)%	(1.4)%

Year-over-year comparison

Our fourth quarter 2012 net revenues were $2,162 million, or 1.4% below the equivalent year-ago quarter, reflecting a more difficult industry environment, which negatively impacted our average selling prices for our products. As such, our revenue performance was primarily originated from an approximate 7% reduction in average selling prices almost entirely due to the impact of negative pricing pressure, with no benefit from an improved product mix, partially balanced by an approximate 6% increase in volume.

By product segment, all product segments registered a decrease, except AMM, which registered an approximate increase by 16% driven by a strong performance in MEMS and Microcontrollers. AMM’s increase in fourth quarter revenues was mainly due to volume despite negative pricing pressure. Digital revenues were down by approximately 17% due to declining prices and volume. APG revenues decreased by about 4%, mainly due to negative pricing pressure since volume was increasing. PDP revenues were down by approximately 3% compared to the equivalent year-ago quarter. In total, our wholly owned businesses increased 1.6% on a year-ago basis, again driven by a strong ramp of our MEMS products. Wireless sales registered a decline of approximately 14%.

By market channel, Distribution revenues accounted for approximately 23% of our total revenues, compared to 20% in the fourth quarter of 2011.

By location of shipment, our fourth quarter 2012 revenues increased in Japan-Korea and EMEA by approximately 9% and 4%, respectively, while they decreased in Greater China-South Asia and in Americas by about 8% and 1% respectively.

In the fourth quarter 2012, our largest customer, the Samsung group of companies, accounted for approximately 11% of our net revenues. In the fourth quarter of 2011, Nokia accounted for about 13% of our net revenues.

Sequential comparison

On a sequential basis our revenues decreased by 0.2%, slightly better than the mid-point of the anticipated range of about -5% to +2%. This result is consistent with our expectation of a relatively flat quarter-to-quarter pattern in revenue. This sequential variation was due to an approximate 5% decrease in volume, almost entirely compensated by an approximate 5% increase in average selling prices, due to a more favorable product mix. The fourth quarter also benefited from $51 million of other revenues compared to $47 million in the third quarter, which both consisted mainly of technology licensing.

By product segment, with reference to our wholly owned businesses, our revenues increased by 0.2%, led by an approximate 7% increase in AMM, while they decreased by about 11% in PDP, 6% in APG and 2% in Digital. Wireless revenues decreased by approximately 2%.

By region, our revenues in Japan-Korea and Greater China-South Asia registered an approximate increase by 16% and 1% respectively while revenues in EMEA decreased by about 13%. Americas revenues were almost flat compared to the third quarter.

In the fourth quarter of 2012, our largest customer, the Samsung group of companies, accounted for approximately 11% of our net revenues while no customer exceeded 10% of our total net revenues in the third quarter of 2012.

Gross profit

	Three Months Ended			% Variation
	December 31, 2012	September 29, 2012	December 31, 2011	Sequential	Year-Over- Year
	(Unaudited, in millions)
Cost of sales	$(1,465)	$(1,413)	$(1,459)	(3.6)%	(0.4)%
Gross profit	697	753	732	(7.4)	(4.8)
Gross margin (as percentage of net revenues)	32.3%	34.8%	33.4%	—	—

Fourth quarter gross margin was 32.3%, decreasing on a year-over-year basis by approximately 110 basis points, mainly due to the impact of negative pricing pressure and a less favorable product mix, partially balanced by a higher volume of revenues and lower unused capacity charges.

On a sequential basis, gross margin in the fourth quarter decreased by 250 basis points, mainly due to lower volume, lower selling prices and higher unused capacity charges, partially balanced by a more favorable product mix.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	December 31, 2012	September 29, 2012	December 31, 2011	Sequential	Year- Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(291)	$(274)	$(280)	(6.1)%	(3.8)%
As percentage of net revenues	(13.5)%	(12.7)%	(12.8)%	—	—

Our SG&A expenses increased on a year-over-year basis mainly because of a higher number of days. On a sequential basis, SG&A expenses increased mainly due to seasonal factors. Our share-based compensation charges were $3 million in the fourth quarter of 2012, compared to $3 million in the fourth quarter of 2011 and $1 million in the third quarter of 2012.

As a percentage of revenues, our SG&A expenses amounted to 13.5%, slightly increasing in comparison to 12.8% in the prior year’s fourth quarter and 12.7% in the prior quarter.

Research and development expenses

	Three Months Ended			% Variation
	December 31, 2012	September 29, 2012	December 31, 2011	Sequential	Year-Over- Year
	(Unaudited, in millions)
Research and development expenses	$(585)	$(578)	$(614)	(1.1)%	4.8%
As percentage of net revenues	(27.1)%	(26.7)%	(28.0)%	—	—

R&D expenses decreased year-over-year, mainly due to the positive impact of the U.S. dollar exchange rate, which strengthened against the Euro and the benefit of our cost saving programs primarily at ST-Ericsson. On a sequential basis, R&D expenses increased, due to seasonal factors.

The fourth quarter of 2012 included $1 million of share-based compensation charges compared to $2 million in the fourth quarter of 2011 and was basically flat compared to the third quarter of 2012. The fourth quarter 2012 R&D expenses were net of research tax credits, which amounted to $42 million, compared to $36 million in both the fourth quarter 2011 and the third quarter 2012.

As a percentage of revenues, fourth quarter 2012 R&D equaled 27.1%, a decrease of approximately 90 basis points compared to the year-ago period due to the reduction in our operating expenses and a 40 basis points increase on a sequential basis, due to increasing operating expenses.

Other income and expenses, net

	Three Months Ended
	December 31, 2012	September 29, 2012	December 31, 2011
	(Unaudited, in millions)
Research and development funding	$41	$19	$46
Phase-out costs and start-up costs	—	—	—
Exchange gain, net	1	3	2
Patent costs, net of reversals for unused provisions	(5)	1	(7)
Gain on sale of non-current assets	2	—	—
Other, net	(2)	(3)	(2)
Other income and expenses, net	$37	$20	$39
As percentage of net revenues	1.7%	0.9%	1.8%

Other income and expenses, net, mainly included, as income, items such as R&D funding and gain on sale of non-current assets and, as expenses, patent costs, net of reversals for unused provisions. Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the fourth quarter of 2012, the balance of these factors resulted in net income of $37 million, mainly due to funding of approximately $41 million.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2012	September 29, 2012	December 31, 2011
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(588)	$(713)	$(9)

In the fourth quarter of 2012, we recorded $588 million of impairment, restructuring charges and other related closure costs, of which:

•	$544 million as a non-cash impairment on our Wireless goodwill and other intangible assets;

•

$20 million was recorded in relation to our Digital restructuring plan announced in October 2012 and was composed of employee termination benefits, as well as $7 million impairment charges on intangible assets with no future use;

•	$16 million related to the ST-Ericsson restructuring plan announced in April 2012, primarily consisting of employee termination benefits; and

•	$8 million related to other restructuring initiatives.

In the third quarter of 2012, we recorded $713 million of impairment, restructuring charges and other related closure costs, mainly due to the following:

•	$690 million as a non-cash impairment on our Wireless goodwill;

•	$13 million as an additional impairment on the Carrollton (Texas) building and facilities, reflecting the persistent difficulty in disposing of this asset;

•	$5 million in relation to the ST-Ericsson restructuring plan announced in April 2012, primarily consisting of employee termination benefits;

•	$4 million as an impairment on certain intangibles; and

•	$1 million related to the ST-Ericsson cost savings plan previously announced in 2011.

In the fourth quarter of 2011, we recorded $9 million of impairment, restructuring charges and other related closure costs in relation to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits.

Operating loss

	Three Months Ended
	December 31, 2012	September 29, 2012	December 31, 2011
	(Unaudited, in millions)
Operating loss	$(730)	$(792)	$(132)
As percentage of net revenues	(33.8)%	(36.6)%	(6.0)%

Our fourth quarter 2012 operating results deteriorated compared to the year-ago period mainly as a result of higher impairment and restructuring charges and a lower amount of revenues. On a sequential basis, our operating loss decreased mainly because of lower impairment and restructuring charges. Excluding impairment and restructuring charges, the operating loss deteriorated sequentially primarily due to higher unused capacity charges and higher operating expenses due to seasonal factors. The fourth quarter 2012 registered an operating loss of $730 million compared to a loss of $132 million in the year-ago quarter and a loss of $792 million in the prior quarter.

While all our segments except AMM reported a decline in their profitability levels compared to the year-ago period mainly driven by lower revenues, AMM, APG and PDP were able to maintain a solid profitability level in spite of the difficult market environment. AMM operating income increased from $116 million or about 16% of revenues to $120 million or an approximate 14% of revenues driven by higher revenue. APG decreased its operating income from $41 million or about 11% of revenues to $20 million, equivalent to about 6% of revenues. PDP decreased its operating income from $16 million or about 6% of revenues to $3 million, equivalent to about 1% of revenues. Digital registered an operating loss of $51 million or about negative 16% of revenues compared to an operating income of $9 million equivalent to about 2% of revenues in the prior year fourth quarter. Wireless registered an improvement in its operating result, registering a loss of $168 million, compared to a loss of $211 million in the prior year fourth quarter; since substantially all of this loss was generated by ST-Ericsson JVS, 50% was attributed to Ericsson as noncontrolling interest below operating loss. The segment “Others” significantly increased its losses from $103 million in the year-ago period to $654 million, mainly due to higher impairment and restructuring charges. Excluding impairment and restructuring charges, the segment “Others” decreased its losses mainly due to lower unused capacity charges.

On a sequential basis, all product segments registered a deterioration in their operating results except AMM and Wireless.

Interest expense, net

	Three Months Ended
	December 31, 2012	September 29, 2012	December 31, 2011
	(Unaudited, in millions)
Interest expense, net	$(9)	$(8)	$(5)

We recorded net interest expense of $9 million in the fourth quarter of 2012. On a year-over-year basis and on a sequential basis the net interest expense increased by $4 million and $1 million, respectively, mainly due to the increased utilization of the parent loan facility in ST-Ericsson.

Income (loss) on equity-method investments

	Three Months Ended
	December 31, 2012	September 29, 2012	December 31, 2011
	(Unaudited, in millions)
Income (loss) on equity-method investments	$(11)	$(4)	$(6)

In the fourth quarter of 2012, we recorded a charge of $11 million, of which $5 million related to our minority equity investment in 3Sun, $5 million related to our proportionate share in ST-Ericsson JVD, primarily reflecting our share of the impairment charge recorded by ST-Ericsson JVD as a result of its impairment test, and $1 million related to other investments.

Gain on financial instruments, net

	Three Months Ended
	December 31, 2012	September 29, 2012	December 31, 2011
	(Unaudited, in millions)
Gain on financial instruments, net	$—	$—	$3

In the fourth quarter of 2011 the $3 million gain on financial instruments was related to an additional unsolicited repurchase of part of our 2016 Convertible Bonds with an accreted value of $201 million, inclusive of the swap, for a cash consideration of $198 million.

Income tax expense

	Three Months Ended
	December 31, 2012	September 29, 2012	December 31, 2011
	(Unaudited, in millions)
Income tax expense	$(39)	$(25)	$(70)

During the fourth quarter of 2012, we registered an income tax expense of $39 million, in spite of a loss before income taxes, reflecting actual tax charges and benefits in each jurisdiction. The income tax expense of the fourth quarter was impacted by the additional valuation allowances recorded on certain deferred tax assets related to ST-Ericsson, which are no longer supported by tax planning strategies, partially due to our decision to exit the joint venture.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	December 31, 2012	September 29, 2012	December 31, 2011
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$361	$351	$199

In the fourth quarter of 2012, we recorded $361 million loss attributable to noncontrolling interest, which mainly included the 50% owned by Ericsson in the consolidated ST-Ericsson JVS. In the third quarter of 2012 and in the fourth quarter of 2011, the corresponding amounts were $351 million and $199 million, respectively. These amounts mainly reflected Ericsson’s share in the joint venture’s loss. The year-over-year increase was mainly associated with the non-cash impairment charge on Wireless goodwill and other intangible assets which was allocated to ST-Ericsson JVS.

All periods also included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.

Net loss attributable to parent company

	Three Months Ended
	December 31, 2012	September 29, 2012	December 31, 2011
	(Unaudited, in millions)
Net loss attributable to parent company	$(428)	$(478)	$(11)
As percentage of net revenues	(19.8)%	(22.1)%	(0.5)%

For the fourth quarter of 2012, we reported a net loss of $428 million, slightly improving sequentially but a significant deterioration compared to the year-ago quarterly loss due to the aforementioned factors and the significant non-cash impairment charge on Wireless goodwill and other intangible assets.

Earnings per share for the fourth quarter of 2012 was $(0.48) compared to $(0.54) in the third quarter of 2012 and $(0.01) in the year-ago quarter.

In the fourth quarter of 2012, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items was estimated to be approximately $(0.37) per share, while in the third quarter of 2012, it was approximately $(0.51) per share. In the year-ago quarter, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items was estimated to be basically nil.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non U.S. dollar currency areas, including Sweden and Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

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

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our consolidated statements of income for 2012 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.31 for €1.00 for 2012 compared to $1.37 for €1.00 for 2011.

Our effective exchange rate was $1.30 for €1.00 for the fourth quarter of 2012 and $1.29 for €1.00 for the third quarter of 2012, while it was $1.36 for €1.00 for the fourth quarter of 2011. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

In 2010, we extended the time horizon of our cash flow hedging through zero cost collars contracts for manufacturing costs and operating expenses for up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances. As of December 31, 2012, the outstanding hedged amounts were €601 million to cover manufacturing costs and €370 million to cover operating expenses, at an average exchange rate of about $1.3162 to €1.00 and $1.3133 to €1.00, respectively (considering the options and the risk reversals at strike and including the premiums paid to purchase foreign exchange options), maturing over the period from January 3, 2013 to November 7, 2013. As of December 31, 2012, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory represented a deferred profit of approximately $24 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity, compared to a deferred loss of approximately $67 million before tax at December 31, 2011.

With respect to the portion of our R&D expenses incurred in ST-Ericsson Sweden, as of December 31, 2012, the outstanding hedged amounts were Swedish krona (SEK) 821 million at an average exchange rate of about SEK 6.7766 to $1.00, maturing over the period from January 4, 2013 to November 7, 2013. As of December 31, 2012, these outstanding hedging contracts represented a deferred profit of approximately $4 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity, compared to a deferred loss of approximately $4 million before tax at December 31, 2011.

During the second quarter of 2012, we started to hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2012, the outstanding hedged amounts were SGD 178 million at an average exchange rate of about SGD 1.2282 to $1.00 maturing over the period from January 3, 2013 to November 7, 2013. As of December 31, 2012, these outstanding hedging contracts represented a deferred gain of approximately $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statement of equity.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next quarter and a declining percentage of our exposure in each quarter thereafter. In 2012, as a result of Euro / U.S. dollar, U.S. dollar / SEK and U.S. dollar / Singapore dollar cash flow hedging, we recorded a net loss of $71 million, consisting of a loss of $27 million to R&D expenses, a loss of $39 million to cost of goods sold and a loss of $5 million to SG&A expenses, while in 2011, we recorded a net gain of $117 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of the consolidated foreign exchange exposure resulted in a net gain of $5 million recorded in “Other income and expenses, net” in our 2012 consolidated statement of income.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of equity. At December 31, 2012, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

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

Our interest income (expense), net, as reported in our consolidated statements of income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expense is mainly associated with long- and short-term debt, which mainly consists of our 2013 Senior Bonds, which is reset quarterly at a rate of three-month Euribor plus 40bps, and European Investment Bank Floating Rate Loans at three-month Libor and Euribor plus variable spreads. Our 2016 Convertible Bond was almost entirely repaid to the bondholders in the first quarter of 2012 upon the exercise of the put option and fully redeemed in the second quarter of 2012.

At December 31, 2012, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.19%. At the same date, the average interest rate on our outstanding debt was 0.81%.

Impact of Changes in Equity Prices

As of December 31, 2012, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be lower due to further losses or impairment charges of our equity-method investments.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service (“Moody’s”) and A- from Standard & Poor’s (“S&P’s”) or Fitch Ratings (“Fitch”), or better. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our total liquidity and capital resources were $2,493 million as of December 31, 2012, increasing compared to $2,333 million at December 31, 2011. As of December 31, 2012, our total liquidity and capital resources were comprised of $2,250 million in cash and cash equivalents, of which $37 million was held at the ST-Ericsson level, $1 million in short-term deposits and $238 million in marketable securities, all considered as current assets. Additionally, in order to reconcile with our consolidated balance sheet as of December 31, 2012, we had $4 million as restricted cash in an escrow account related to the disposal of the Numonyx investment.

As of December 31, 2012, marketable securities were $238 million held by us as current assets of which $150 million invested in treasury bills from the U.S. government and $88 million invested in senior debt issued by primary financial institutions with an average rating of A-/Baa1/A from Moody’s, S&P’s and Fitch, respectively. Both the treasury bills and the marketable securities are classified as available-for-sale and reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity, except if deemed to be other-than-temporary. We reported as of December 31, 2012, a before tax increase of $6 million compared to December 31, 2011, in the fair value of our marketable securities portfolio. Since the duration of the marketable securities portfolio is only an average of one year, we expect the value of the securities to return to par as the final maturity approaches. The fair value of these securities is based on market prices publicly available through major financial information providers. The market price of the marketable securities is influenced by changes in the credit standing of the issuer but is not significantly impacted by movement in interest rates. In 2012, we invested $450 million in U.S. treasury bills. In addition, we reported proceeds of $481 million during the year 2012 pursuant to sold or matured treasury bills. The change in fair value of the $150 million government debt securities classified as available-for-sale was not material at December 31, 2012. The average duration of the treasury bills portfolio is less than five months and the securities are rated Aaa by Moody’s.

In 2007, we had $415 million of Auction Rate Securities (“ARS”), representing interests in collateralized debt obligations and credit linked notes invested by Credit Suisse without our authorization. In 2008, we launched a legal action against Credit Suisse. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by us and issued by Deutsche Bank, requested that we tender the securities. Pursuant to legal advice, and while reserving our legal rights, we participated in the tender offer. As a result, we sold ARS with a face value of $154 million, collected $75 million and registered $68 million as realized losses on financial assets. On June 9, 2011, we received cash proceeds of $356.8 million from Credit Suisse as the full and final payment for the settlement of all outstanding litigation concerning ARS. Upon receipt of the funds, the ownership of the whole portfolio was transferred to Credit Suisse. We booked a pre-tax gain of approximately $329 million in the second quarter of 2011 as a result of the settlement, out of which $6 million was reported on the line “selling, general and administrative” and $323 million as a realized gain on financial assets. This $356.8 million plus the $75 million already cashed in makes a total amount of $431.8 million that exceeds all losses and costs associated with the litigation.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2012, our cash and cash equivalents increased by $338 million, due to the net cash from operating activities and financing activities exceeding the net cash used in investing activities.

The components of our cash flow for the last three years are set forth below:

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Net cash from operating activities	$612	$880	$1,794
Net cash used in investing activities	(396)	(287)	(526)
Net cash from (used in) financing activities	135	(529)	(876)
Effect of changes in exchange rates	(13)	(44)	(88)
Net cash increase	$338	$20	$304

Net cash from operating activities. The net cash from operating activities in 2012 was $612 million, decreasing compared to the prior year period mainly due to the overall deterioration of our financial results (see “— Results of Operations” above for more information). Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in assets and liabilities. The decrease in net cash from operating activities in 2012 compared to 2011 resulted from:

•

Net income (loss) adjusted for non-cash items significantly reduced to $109 million of cash generated in 2012 compared to $965 million in the prior year period, due to the deteriorated operating results mainly at ST-Ericsson;

•

Changes in assets and liabilities generated cash for a total amount of $503 million in 2012, compared to $85 million of cash used in the prior year period. The changes in 2012 were represented by a positive trend in all the components of assets and liabilities, mainly associated with a favorable variation in inventories ($191 million) and trade payables ($148 million). In 2011, changes were negative, mainly due to trade payables with a negative change by $384 million. Furthermore, 2012 also included a favorable net cash impact of $26 million, deriving from the non-recourse factoring of trade and other receivables, mainly done by ST-Ericsson, while the same impact in 2011 was $43 million.

Net cash used in investing activities. Investing activities used $396 million of cash in 2012, mainly due to payments for the purchase of tangible assets and for investment in intangible and financial assets, partially offset by the net proceeds from the sale of marketable securities. Payments for purchase of tangible assets, net of proceeds, totaled $476 million, reflecting a significant decrease in our capital expenditures in 2012 compared to $1,258 million registered in 2011. This decrease in capital expenditures reflected our action to mitigate the weakening overall impact of the semiconductor industry.

Net cash from (used in) financing activities. Net cash generated from financing activities was $135 million in 2012 compared to $529 million used in 2011, since 2012 benefited from an increase in the proceeds from long-term debt, mainly associated with new financing from the European Investment Bank. Moreover, the financing activities in 2012 included $355 million as dividends paid to stockholders, compared to $327 million paid in 2011.

Free Cash Flow (non U.S. GAAP measure). We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase of tangible and intangible assets, net proceeds from sales of stock received on investment divestitures and payment for business acquisitions. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flow:

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Net cash from operating activities	$612	$880	$1,794
Net cash used in investing activities	(396)	(287)	(526)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, short-term deposits and restricted cash, net(1)	(183)	(881)	(307)
Payment for purchase of tangible and intangible assets, net proceeds from sales of stock received on investment divestitures and payment for business acquisitions(2)	(579)	(1,168)	(833)
Free Cash Flow (non U.S. GAAP measure)	$33	$(288)	$961

(1)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to temporary financial investments of our liquidity: Payment for purchase of marketable securities, Proceeds from sale of marketable securities, Proceeds from settlement of non-current marketable securities, Investment in short-term deposits, Proceeds from matured short-term deposits, Restricted cash and Release of restricted cash.

(2)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the operating investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Investment in intangible and financial assets, Proceeds from sale of intangible and financial assets, Net proceeds from sale of stock received on investment divestiture and Payment for business acquisitions, net of cash and cash equivalents acquired.

Free Cash Flow was positive by $33 million in 2012, since the $612 million net cash from operating activities exceeded the total amount of $579 million used for purchases of tangible, intangible and financial assets. Free Cash Flow in 2012 improved compared to negative $288 million in 2011, which was using cash for a significantly higher level of capital expenditures. The net cash generated by operating activities declined compared to last year, largely due to the deterioration of our operating results. Our 2012 Free Cash Flow benefited from a significantly lower amount of capital expenditures, net of proceeds, which amounted to $476 million, compared to $1,258 million in 2011.

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

Moreover, we also present the Net Financial Position attributable to ST (“ST Net Financial Position”), which does not include the ST-Ericsson indebtedness towards Ericsson, our partner in the JVS joint venture. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Cash and cash equivalents	$2,250	$1,912	$1,892
Marketable securities, current	238	413	891
Restricted cash	4	8	—
Short-term deposits	1	—	67
Marketable securities, non-current	—	—	72
Total financial resources	2,493	2,333	2,922

Bank overdrafts and short-term debt	(630)	(740)	(720)
Long-term debt	(671)	(826)	(1,050)
Total financial debt	(1,301)	(1,566)	(1,770)

Net Financial Position	1,192	767	1,152
ST-Ericsson net debt to Ericsson	—	400	75
ST Net Financial Position	$1,192	$1,167	$1,227

Our ST Net Financial Position as of December 31, 2012 was a net cash position of $1,192 million, slightly increasing compared to the net cash position of $1,167 million at December 31, 2011. Total financial resources increased compared to 2011 mainly following the positive free cash flow and the proceeds from the new long-term loan, while the total financial debt decreased mainly due to a lower amount of short-term borrowings following the forgiveness of the debt due from ST-Ericsson to Ericsson. Our ST Net Financial Position in 2011 and 2010 excluded ST-Ericsson net debt to Ericsson, which was the loan provided by our partner to fund ST-Ericsson.

At December 31, 2012, our financial debt was $1,301 million, composed of (i) $630 million of current portion of long-term debt and (ii) $671 million of long-term debt. The breakdown of our total financial debt included: (i) $462 million of our 2013 Senior Bonds, (ii) $815 million in European Investment Bank loans (the “EIB Loans”), (iii) $19 million in loans from other funding programs, and (iv) $5 million of capital leases. The EIB Loans represent three long-term amortizing credit facilities as part of R&D funding programs. The first, for R&D in France, was drawn in U.S. dollars from 2006 to 2008, for a total amount of $341 million, of which $145 million remained outstanding as at December 31, 2012. The second, for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $217 million remained outstanding as of December 31, 2012. The third, signed in 2010 as a €350 million multi-currency loan to support our R&D programs in Europe, was drawn mainly in U.S. dollars and only partially in Euros for a total amount of $453 million.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $490 million. At December 31, 2012, the amounts available under the uncommitted cash credit facilities were completely undrawn.

Together with Ericsson, we have a committed facility to ST-Ericsson SA, which was extended at various times and in December 2012 reached the level of $1.5 billion. In December, the two parents decided to forgive the entire facility. The parents have agreed to extend funding for the first quarter 2013 only, with an expected total amount of approximately $260 million of which about $130 million would be provided by each partner.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

As of December 31, 2012, debt payments due by year were as follows:

	Payments Due by Period
	Total	2013		2014	2015	2016	2017	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,301	$630	(1)	$165	$144	$134	$58	$170

(1)	Of which $462 million relates to our 2013 Senior Bonds which reach maturity in March 2013 and $160 million relate to EIB Loans.

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares). On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%. In the third and fourth quarters of 2011, we repurchased 248,645 bonds for a total cash consideration of $270 million, corresponding to 10,899,080 shares. On February 23, 2012, certain holders redeemed 190,131 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million. On March 28, 2012, we published a notice of sweep up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012. As of December 31, 2012, there were no bonds remaining outstanding.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873% (“2013 Senior Bonds”). The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The 2013 Senior Bonds issued by ST BV are guaranteed by ST NV. We repurchased a portion of our 2013 Senior Bonds: (i) for the amount of $98 million in 2010, and (ii) $107 million in 2011.

As of December 31, 2012, we had the following credit ratings on our 2013 Senior Bonds:

	Moody’s Investors Service	Standard & Poor’s
Floating Rate Senior Bonds due 2013	Baa2	BBB

On December 13, 2012, Moody’s lowered our senior debt rating from “Baa1” to “Baa2” with stable outlook.

On December 18, 2012, S&P’s lowered our senior debt rating from “BBB+” to “BBB” with negative outlook.

We are also rated “BBB” from Fitch on an unsolicited basis. On May 29, 2012, Fitch lowered our senior debt rating from BBB+ to BBB with negative outlook.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2012, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2013	2014	2015	2016	2017	Thereafter
Operating leases(2)	$277	$71	$46	$36	$27	$24	$73
Purchase obligations(2)	521	414	67	40	—	—	—
of which:
Equipment and other asset purchases	175	175	—	—	—	—	—
Foundry purchases	127	127	—	—	—	—	—
Software, technology licenses and design	219	112	67	40	—	—	—
Other obligations(2)	344	122	72	52	42	37	19
Long-term debt obligations (including current portion)(3)(4)(5)	1,301	630	165	144	134	58	170
of which:
Capital leases(3)	5	3	2
Pension obligations(3)	484	16	32	25	30	36	345
Other long-term liabilities(3)	353	4	228	23	15	11	72
Total	$3,280	$1,257	$610	$320	$248	$166	$679

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2012.
(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2012.
(4)	See Note 14 to our Consolidated Financial Statements at December 31, 2012 for additional information related to long-term debt and redeemable convertible securities.
(5)	Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2013 Senior Bonds.

As a result of our planned closures of certain manufacturing facilities, some of the aforementioned contracts have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2013 to 2017 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Long-term debt obligations mainly consist of bank loans and non-convertible debt issued by us that is totally redeemable for cash. Our 2013 Senior Bonds, amounting to $462 million as of December 31, 2012, will mature on March 17, 2013 and we expect to redeem the whole amount with available cash and cash equivalents. Additionally, in 2013, we expect to redeem with available cash and cash equivalents a $160 million loan received from European Investment Bank as an annual installment. See “— Net financial position (non U.S. GAAP measure)” above.

Pension obligations amounting to $484 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 15 to our Consolidated Financial Statements. As part of the Flash divestiture, we retained the obligation to fund the severance payment (trattamento di fine rapporto) due to certain transferred employees by the defined amount of about $26 million which qualifies as a defined benefit plan and was classified as an “other long-term liability” at December 31, 2012.

Other long-term liabilities include, in addition to the above-mentioned pension obligations, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include at December 31, 2012, following the Flash divestiture in 2008, a long-term liability for capacity rights amounting to $13 million. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2012, we had unrecognized tax benefits of $227 million. We do not expect to recognize any of these tax benefits in 2013. We are not, however, able to provide a reasonably reliable estimate of when these benefits will be recognized.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2012.

Financial Outlook

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current visibility on demand, we anticipate our capex to remain at a low level in the first half 2013 and to be adjusted based on demand thereafter. We estimate a capital expenditure in the range of $500-600 million in 2013. The most significant of our 2013 capital expenditure projects are expected to be: (a) for our front-end facilities: (i) in our 300mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of the most advanced technologies, preparing the future growth; (ii) a few selective programs of mix evolution, mainly in the area of analog processes; and (iii) quality, safety, maintenance, and productivity and cost savings investments in both 150mm and 200mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on strategic package families, mainly in the area of microsystems, to sustain market demand; (ii) repatriation of product lines from subcontractors and modernization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) according to change in demand.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

Furthermore, there may be a need to provide additional financing by the parent companies to ST-Ericsson joint venture, depending upon which strategic option is pursued as part of our exit from the joint venture. Our current best estimate is that we could have funding requirements including the ongoing operations of ST-Ericsson during the transition period and restructuring costs in the range of approximately $300 million to $500 million during 2013.

We are committed to participate in further capital increases of up to €14 million in 3Sun should certain events materialize. In addition to that, in case of a negative evolution of the business, there may be a need to provide additional resources to 3Sun.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

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

Our Supervisory Board had the following nine members as of December 31, 2012:

Name	Position	Year Appointed		Term Expires	Age
Didier Lombard	Chairman	2004		2014	70
Bruno Steve	Vice Chairman	1989		2014	71
Jean d’Arthuys	Member	2011		2014	46
Raymond Bingham	Member	2007		2013	67
Jean Georges Malcor	Member	2011		2014	56
Alessandro Ovi	Member	2007	(1)	2013	68
Alessandro Rivera	Member	2011		2014	42
Martine Verluyten	Member	2012	(2)	2015	61
Tom de Waard	Member	1998		2014	66

(1)	Mr. Ovi was also a Supervisory Board member from 1994 to 2005.
(2)	Ms. Verluyten was appointed as a member of the Supervisory Board on May 30, 2012.

The mandates of Messrs. Bingham and Ovi will expire at our annual shareholders’ meeting in 2013.

Resolutions of our Supervisory Board require the approval of at least three quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website (www.st.com).

Biographies

Didier Lombard has been a member of our Supervisory Board since 2004 and has been its Chairman since May 3, 2011. He serves on the Compensation, Strategic and Nominating and Corporate Governance Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador-at-large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard is also a member of the Board of Directors of Thales and Technicolor (previously Thomson), one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Bruno Steve has been a member of our Supervisory Board since 1989 (where he has held different positions as Chairman, Vice Chairman and Member) and has been its Vice Chairman since May 3, 2011. Mr. Steve serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. He was with Istituto per la Ricostruzione Industriale IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve served as the Chairman of the Statutory Auditors of Selex Galileo S.p.A. until December 31, 2012. He previously served as member of the Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice-Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Jean d’Arthuys has been a member of our Supervisory Board since May 2011. He serves on the Compensation, Strategic and Nominating and Corporate Govervance Committees. Mr. d’Arthuys joined Fonds Stratégique d’Investissement (“FSI”) in 2010 as Director and member of the Executive Committee. Mr. d’Arthuys was a partner in the fund PAI Partners from 2007 until 2010, in particular in charge of the sectors media, internet and telecom. He was previously Chairman and Chief Executive Officer of television channels Paris Premiere and W9. Mr. d’Arthuys spent the main part of his career at the Executive Board of the Group M6, where he had various functions (from 1996 until 2007). He managed in particular the activities of digital television and the development of the Group. He was a board member of TPS, Sportfive and Newsweb. Mr. d’Arthuys was also Chairman and Chief Executive Officer of the soccer club Girondins de Bordeaux. Mr. d’Arthuys graduated from HEC Business School.

Raymond Bingham has been a member of our Supervisory Board since April 2007. He serves on the Audit Committee and the Strategic Committee. Since January 2010, Mr. Bingham has been an Advisory Director of General Atlantic LLC, a global private equity firm, and a Managing Director from September 2006 to December 2009. From August 2005 to August 2006, Mr. Bingham was a private investor. Mr. Bingham was Executive Chairman of the Board of Directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004, and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a Director of Spansion Inc., Fusion-i0, Dice Holdings, Oracle Corporation and Flextronics International, Ltd.

Jean Georges Malcor has been a member of our Supervisory Board since May 2011. He serves on the Audit Committee. Mr. Malcor is the Chief Executive Officer of CGG Veritas. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999 Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney-based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG Veritas in January 2010 as President and became CEO on June 30, 2010. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our annual general shareholders’ meeting on March 18, 2005. He was re-appointed to our Supervisory Board at the 2007 annual shareholders’ meeting. He serves on the Audit Committee (since 2010) and the Strategic Committee. Mr. Ovi has been Special Advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director of LandiRenzo S.p.A. Mr. Ovi is a Life Trustee in Carnegie Mellon University and a Member of the Board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology.

Alessandro Rivera has been a member of our Supervisory Board since May 2011. He serves on the Compensation and the Nominating and Corporate Governance Committees. Mr. Rivera has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been a Government representative in the “Consiglio Superiore” of the Bank of Italy as well as serving on the Steering Committee of Cassa Depositi e Prestiti S.p.A., the Financial Services Committee and the European Securities

Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Martine Verluyten has been a member of our Supervisory Board since May 2012. She serves on the Audit Committee. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23-year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten began her career in 1973 at KPMG as Senior Auditor.

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard has been Chairman of the Audit Committee since 1999 and is also Chairman of the Nominating and Corporate Governance Committee. In addition, he serves on our Supervisory Board’s Compensation Committee. Mr. de Waard was a partner at Clifford Chance, a leading international law firm, until October 2011. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. Mr. de Waard is the chairman of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and a member of its Audit Compensation and Nominating Committees. Mr. de Waard is a member of the Supervisory Board of N.V. Nuon Energy and Chairman of its Compensation Committee. He received his law degree from Leiden University in 1971.

Douglas Dunn was a member of our Supervisory Board until May 30, 2012. He was a member of our Supervisory Board beginning in 2001 and had served on the Audit Committee since such time. He also served on the Strategic Committee until May 30, 2012. Mr. Dunn was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired in 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006 and retired in May 2012. In 2005, Mr. Dunn was appointed to the board of Philips LG LCD (Korea) (of which he is no longer a board member as of February 29, 2008), TomTom N.V. (Netherlands) and OMI, a privately held company (Ireland) (which was sold in November 2007 and of which he is no longer a board member), and also serves as a non executive director on the board of SOITEC (France). He is also a member of the Audit Committees of SOITEC and TomTom N.V., and a member of the Compensation Committee and Strategic Committee of SOITEC. He was appointed as a Supervisory Board member of BE Semiconductor Industries N.V. (“BESI”) at their Annual General Meeting on May 12, 2009 and serves on their Audit and Remuneration/Nomination Committees. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

Supervisory Board Committees

Membership and Attendance. As of December 31, 2012, the composition of our Supervisory Board’s committees was as follows: (i) Mr. Tom de Waard is the Chairman of the Audit Committee, Ms. Martine Verluyten and Messrs. Raymond Bingham, Jean Georges Malcor and Alessandro Ovi are members of the Audit Committee; (ii) Mr. Didier Lombard is the Chairman of the Compensation Committee, and Messrs. Tom de Waard, Jean d’Arthuys, Alessandro Rivera and Bruno Steve are members of the Compensation Committee; (iii) Mr. Tom de Waard is the Chairman of the Nominating and Corporate Governance Committee, and Messrs. Jean d’Arthuys, Didier Lombard, Alessandro Rivera and Bruno Steve are members of the Nominating and Corporate Governance Committee; and, (iv) Mr. Didier Lombard is the Chairman of the Strategic Committee, and Messrs. Raymond Bingham, Jean d’Arthuys, Alessandro Ovi and Bruno Steve are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2012 is as follows:

Number of Meetings Attended in 2012	Full Board	Audit Committee	Compensation Committee	Strategic Committee	Nominating and Corporate Governance Committee
Didier Lombard	10	N/A	5	2	8
Bruno Steve	10	N/A	5	2	6
Jean d’Arthuys	9	N/A	3	2	5
Raymond Bingham	10	13	N/A	2	N/A
Douglas Dunn	7	6	N/A	2	N/A
Jean Georges Malcor	10	13	N/A	1	N/A
Alessandro Ovi	10	12	N/A	2	N/A
Alessandro Rivera	10	N/A	5	N/A	6
Martine Verluyten	5	6	N/A	1	N/A
Tom de Waard	10	12	5	1	8

Audit Committee. Our Audit Committee was established in 1996 to assist the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.

Our Audit Committee met 13 times during 2012. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, Compliance Officer and external and internal auditors. Our Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2012, and the results press release was published on January 30, 2013.

Our Audit Committee approved the compensation of our external auditors for 2012 and discussed the scope of their audit, audit related and non audit related services for 2013.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results and earnings press release, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in our 2012 Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our annual shareholders’ meeting, which was held on May 30, 2012. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Also in 2012, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, our Audit Committee regularly discussed the progress of the implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

As part of each of its quarterly meetings, our Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee. Our Compensation Committee proposes to our Supervisory Board the compensation for our President and Chief Executive Officer and sole member of our Managing Board as well as for our Chief Operating Officer, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. Our Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock based compensation plans for our executive officers and key employees. Our Compensation Committee met five times in 2012.

Among its main activities, our Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year 2011; (ii) proposed performance criteria, which must be met by the CEO as well as all other employees participating in the employees stock award plans to benefit from such awards. In particular, our Compensation Committee recommended that the performance targets for the base bonus of our CEO be based on, among other factors, the Company’s share price versus SOX from January 25, 2012 through January 22, 2013, new major accounts revenues and special programs. Our Compensation Committee, on behalf of, and with the approval of, the entire Supervisory Board, also set the criteria for a special bonus.

For the 2012 nonvested stock award plan, our Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income as compared against a panel of semiconductor companies and cash flow before acquisitions, as well as cash restructuring costs, with the target to have it positive for the second half of 2012.

In addition, our Compensation Committee received presentations and discussed our succession planning for key employees.

Strategic Committee. Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of strategic transactions. Our Strategic Committee met twice in 2012, and several of the strategic discussions were extended to involve all Supervisory Board members and occurred at extended Supervisory Board meetings. Among its main activities, our Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee was created to establish the selection criteria and appointment procedures for the appointment of members to our Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. Our Nominating and Corporate Governance Committee met eight times during 2012 to discuss changes to the Dutch Corporate Governance Code, recent developments in U.S. law regarding corporate governance and preparations for the Annual General Meeting.

Secretariat and Controllers. Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Mr. Bertrand Loubert serves as Secretary, Mr. Luigi Chessa serves as Vice Secretary and Mr. Philippe Dereeper, our Corporate Compliance Officer, serves as Executive Secretary, respectively, for our Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board. Mr. Willem Toussaint serves as the secretary of our Audit Committee.

Our Supervisory Board appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our Supervisory Board. The current Controllers are Messrs. Nicolas Manardo and Andrea Novelli.

The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers, which are described in “Item 7. Major Shareholders and Related Party Transactions”.

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, re-appointed in 2011 for a three year term to expire at the end of our annual shareholders’ meeting in 2014, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Since its creation in 1987, our Managing Board has always been comprised of a sole member. The member of our Managing Board is appointed for a three year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three year term, as defined in our Articles of Association (upon approval of at least three quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

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

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft consolidated balance sheets and financial statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, FT1CI, Ministero dell’Economia e delle Finanze, FSI or CEA; (vii) the key parameters of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semiannual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the consolidated balance sheet and notes thereto in our most recently adopted (statutory) annual accounts.

Executive Officers

Our executive officers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. New corporate officers during 2012 include: Mr. Marco Monti, who was appointed Corporate Vice President, General Manager Automotive Product Group in January 2012 and promoted to Executive Vice President in March 2012; Mr. Mario Arlati, who was appointed Executive Vice President, Member of the Corporate Strategic Committee, Chief Financial Officer in February 2012; Mr. Giuseppe Notarnicola, who was appointed Corporate Vice President, Corporate Treasury in February 2012; Mr. Eric Aussedat, who was appointed Corporate Vice President, General Manager Imaging, Bi-CMOS ASIC & Silicon Photonics Group in February 2012 and promoted to Executive Vice President in September 2012; Mr. Lorenzo Grandi, who was appointed Corporate Vice President, Corporate Control in February 2012; Mr. Joel Hartmann, who was appointed Corporate Vice President, Front-End Manufacturing & Technology R&D in February 2012 and promoted to Executive Vice President in September 2012; Mr. Philippe Magarshack, who was appointed Corporate Vice President, Design Enablement & Services in February 2012 and promoted to Executive Vice President in September 2012; Mr. Jerome Roux, who was appointed Corporate Vice President, Global Procurement & Outsourcing in February 2012; Mr. Philippe Brun, who was appointed Corporate Vice President, Human Resources and Mr. Georges Penalver, who was appointed Executive Vice President, Member of the Corporate Strategic Committee, Corporate Strategy Officer in September 2012.

As of February 2013, our organizational chart is as follows:

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

Corporate Strategic Committee, which meets six times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs. The Corporate Strategic Committee meetings are attended by the CEO and the following senior executive officers: Mario Arlati, Orio Bellezza, Jean-Marc Chery, Paul Grimme, Tjerk Hooghiemstra, Otto Kosgalwies, Georges Penalver and Carmelo Papa.

Our executive officers during 2012 were:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Carlo Bozotti, Chairman	President and Chief Executive Officer	36	36	60
Didier Lamouche, Vice Chairman(1)	Chief Operating Officer	2	25	53
Mario Arlati(2)	Executive Vice President, Chief Financial Officer	38	38	64
Georges Auguste	Executive Vice President, Packaging and Test Manufacturing	26	38	63
Eric Aussedat	Executive Vice President, General Manager Imaging, Bi-CMOS ASIC & Silicon Photonics Group	31	31	59
Orio Bellezza	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Front-End & Manufacturing Technology R&D IMS & APG	29	29	53
GianLuca Bertino(3)	Executive Vice President, Digital Convergence Group	15	26	53
Philippe Brun(4)	Corporate Vice President, Human Resources	26	26	54
Marco Luciano Cassis	Executive Vice President, President, Japan & Korea Region	25	25	49
Patrice Chastagner(5)	Corporate Vice President, Human Resources	28	28	65
Jean-Marc Chery	Executive Vice President, Member of the Corporate Strategic Committee, Chief Manufacturing & Technology Officer, General Manager Digital Sector	28	28	52
Andrea Cuomo(6)	Executive Vice President, Chairman 3Sun, AST & Special Projects	29	29	58
Claude Dardanne	Executive Vice President, General Manager, Microcontroller Memory & Secure MCU	30	33	60
Stephane Delivré	Corporate Vice President, Global Chief Information Officer	1	12	53
Carlo Ferro(7)	Executive Vice President, Corporate Projects	13	13	52

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Lorenzo Grandi(8)	Corporate Vice President, Corporate Control	25	25	51
Alisia Grenville(9)	Corporate Vice President, Chief Compliance Officer	5	5	45
Paul Grimme(10)	Executive Vice President, Member of the Corporate Strategic Committee, General Manager Sales & Marketing Europe, Middle-East and Africa	4	32	53
Fabio Gualandris	Executive Vice President, Product Quality Excellence	25	28	53
François Guibert	Executive Vice President, President, Greater China & South Asia Region	32	35	59
Joel Hartmann(11)	Executive Vice President, Front-End Manufacturing & Technology R&D	12	34	57
Tjerk Hooghiemstra	Executive Vice President, Member of the Corporate Strategic Committee, Chief Administrative Officer	3	9	56
Otto Kosgalwies	Executive Vice President, Member of the Corporate Strategic Committee, Infrastructures and Services	29	29	57
Robert Krysiak	Executive Vice President, President, Americas Region	30	30	58
Philippe Lambinet(12)	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Digital Sector and Corporate Strategy	19	26	55
Claudia Levo	Corporate Vice President, Communications	2	4	47
Loïc Liétar	Executive Vice President, New Ventures	27	27	50
Philippe Magarshack(13)	Executive Vice President, Design Enablement & Services	18	27	51
Marco Monti(14)	Executive Vice President, General Manager Automotive Product Group	25	25	51
Giuseppe Notarnicola(15)	Corporate Vice President, Corporate Treasury	7	7	51
Pierre Ollivier	Corporate Vice President, General Counsel	23	23	57
Carmelo Papa	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Industrial & Multisegment Sector	30	30	63
Georges Penalver(16)	Executive Vice President, Member of the Corporate Strategic Committee, Corporate Strategy Officer	1	1	56
Jerome Roux(17)	Corporate Vice President, Global Procurement & Outsourcing	21	24	47
Benedetto Vigna	Executive Vice President, General Manager Analog, MEMS & Sensors	18	18	43

(1)	Effective December 1, 2011, Mr. Lamouche suspended his operational responsibilities in view of his appointment as President and Chief Executive Officer of ST-Ericsson.
(2)	Mr. Mario Arlati has held this position since February 2012.
(3)	Mr. Gian Luca Bertino has held this position since February 2012.
(4)	Mr. Philippe Brun has held this position since July 2012.
(5)	Mr. Patrice Chastagner retired effective July 31, 2012 and was succeeded by Mr. Philippe Brun.
(6)	Mr. Andrea Cuomo has held this position since January 2012.

(7)

Mr. Carlo Ferro was Chief Financial Officer until February 20, 2012, when he temporarily left the position in view of his appointment as COO of ST-Ericsson. Effective February 20, 2012, and in the interim of Mr. Ferro’s assignment at ST-Ericsson, Mr. Mario Arlati is Executive Vice President, Chief Financial Officer.

(8)	Mr. Lorenzo Grandi has held this position since February 2012.
(9)	Ms. Alisia Grenville left the company effective July 31, 2012 and was succeeded by Mr. Philippe Dereeper as Corporate Compliance Officer and Executive Secretary of the Supervisory Board.
(10)	Mr. Paul Grimme has held this position since January 2012.
(11)	Mr. Joel Hartmann has held this position since February 2012.
(12)	Mr. Philippe Lambinet left the company effective September 13, 2012 and was succeeded by Mr. Jean-Marc Chery and Mr. Georges Penalver.
(13)	Mr. Philippe Magarshack has held this position since February 2012.
(14)	Mr. Marco Monti has held this position since February 2012.
(15)	Mr. Giuseppe Notarnicola has held this position since February 2012.
(16)	Mr. Georges Penalver has held this position since September 2012.
(17)	Mr. Jerome Roux has held this position since February 2012.

Biographies of our Current Executive Officers

Carlo Bozotti is our President, Chief Executive Officer and the sole member of our Managing Board. As CEO, Mr. Bozotti is the Chairman of our Corporate Strategic Committee. Prior to taking on this role at the 2005 annual shareholders’ meeting, Mr. Bozotti served as Corporate Vice President, Memories Product Group (“MPG”) since August 1998. Mr. Bozotti joined SGS Microelettronica in 1977. Mr. Bozotti served as Product Manager for the Industrial, Automotive and Telecom products in the Linear Division and as Business Unit Manager for the Monolithic Microsystems Division from 1987 to 1988. He was appointed Director of Corporate Strategic Marketing and Key Accounts for the Headquarters Region in 1988 and became Vice President, Marketing and Sales, Americas Region in 1991. Mr. Bozotti served as Corporate Vice President, MPG from August 1998 through March 2005, after having served as Corporate Vice President, Europe and Headquarters Region from 1994 to 1998. In 2008, Mr. Bozotti was appointed Chairman of the Supervisory Board of Numonyx until it was acquired by Micron in 2010. As of February 1, 2009, he is Vice-Chairman of the Board of Directors of ST-Ericsson. Mr. Bozotti graduated in Electronic Engineering from the University of Pavia.

Didier Lamouche is our Chief Operating Officer and has held this position since 2011; however, he suspended his operational responsibilities in the Company effective December 1, 2011 in view of his appointment as President and Chief Executive Officer of ST-Ericsson. Prior to taking on this role, he was a member of our Supervisory Board and Audit Committee until October 26, 2010. He has over 20 years of experience in the semiconductor industry. Dr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, in 1998, he joined IBM as General Manager of the largest European semiconductor site in Corbeil (France) to lead its turnaround and transformation into a joint venture between IBM and Infineon: Altis Semiconductor. He managed Altis Semiconductor as CEO for four years. In 2003, Dr. Lamouche rejoined IBM and was the Vice President for Worldwide Semiconductor Operations based in New York (United States) until the end of 2004. Since February 2005, Dr. Lamouche has been the Chairman and CEO of Groupe Bull, a France based global company operating in the IT sector. He is also a member of the Board of Directors of SOITEC (since 2005), and Adecco (since 2011). Dr. Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semiconductor technology.

Mario Arlati is Executive Vice President, Member of the Corporate Strategic Committee, Chief Financial Officer and has held this position since February 2012. He started his professional career in 1974 in SGS ATES, a predecessor company of STMicroelectronics. Mr. Arlati was an integral member of the teams that managed the 1987 merger of SGS Microelettronica and Thomson Semiconducteurs, and later, in 1994, in ST’s Initial Public Offering on the NYSE and Euronext Paris (formerly known as the Paris Bourse), followed in 1998 by ST’s listing on the Borsa Italiana (Italian Stock Exchange). Mr. Arlati’s career has covered all of the various functions in the Finance domain, including Accounting, Business Control, Finance, Consolidation and Reporting, in positions with increasing responsibilities. He was promoted to Corporate Controller and later became Chief Accounting Officer and Head of External Reporting. Mr. Arlati also participated in the establishment of the ST Foundation, an independent charitable organization, serving as a Director since its inception. Mr. Arlati graduated in Business and Economics at Università Cattolica in Milan in 1974.

Georges Auguste is Executive Vice President, General Manager Packaging & Test Manufacturing and has held this position since 2011. Prior to joining us, Mr. Auguste worked with Philips Components from 1974 to 1986, in various positions in the field of manufacturing. From 1990 to 1997, he headed our operations in Morocco. From 1997 to 1999, Mr. Auguste served as Director of Total Quality and Environmental Management. In 1999, he was promoted Corporate Vice President and in 2005, he enlarged his responsibility, henceforth encompassing the Company’s overall Sustainable Development, including environmental, health, safety as well as social and ethical matters. In 2008, Mr. Auguste was promoted to Executive Vice President and became also responsible for Product Quality Excellence, a field he fully concentrated on from early 2010 until he assumed responsibility for the Company’s Packaging & Test Manufacturing operations in May 2011. Mr. Auguste received a degree in Engineering from the Ecole Supérieure d’Electricité (“SUPELEC”) in 1973 and a diploma in Business Administration from Caen University in 1976.

Eric Aussedat is Executive Vice President, General Manager Imaging, Bi-CMOS ASIC and Silicon Photonics Group and has held this position since February 2012. Mr. Aussedat joined Thomson Semiconducteurs, a predecessor company to ST, as Product Engineer in 1981. He held various positions in product engineering and planning and was promoted to Planning Manager of the Video Products Group in 1986. Later on, Mr. Aussedat was appointed to manage the product and manufacturing planning operations of Bristol based INMOS, a UK company acquired by ST in 1989. After his return to France, Mr. Aussedat supervised the Engineering and Test Strategy for the Programmable Product Group before his promotion to the Head of ST’s Microcontroller Division in 1995. From 2000 to 2004, he led the TV and Display Division, and became General Manager of ST’s Cellular Communication Division in 2005. Two years later, Mr. Aussedat was appointed General Manager of the Imaging Division. Mr. Aussedat graduated with a degree in Electronic Engineering from the Institut National Polytechnique in Grenoble and earned a diploma from the Institut d’Administration des Entreprises of Grenoble.

Orio Bellezza is Executive Vice President, Member of the Corporate Strategic Committee, General Manager Front-End Manufacturing & Technology R&D IMS & APG. He has been responsible for Front-End Manufacturing since 2008 and assumed additional responsibility for Technology R&D for IMS and APG in February 2012. Mr. Bellezza joined SGS ATES in 1984 as a Process Engineer and after two years moved to the Central R&D department, where he worked first as a Development Engineer and later as the Process Integration Manager, responsible for submicron EPROM (Erasable Programmable Read Only Memories) process technology modules. In 1996, Mr. Bellezza was named Director of the Agrate R1 Research and Development facility. In 2002, he was appointed Vice President of Central R&D and then in 2005 was named Vice President and Assistant General Manager of Front-End Technology and Manufacturing. Mr. Bellezza also served on the Board of the ST Hynix memory manufacturing joint venture established in Wuxi (China). Mr. Bellezza graduated with honors in Chemistry from Milan University in 1983.

Gian Luca Bertino is Executive Vice President, General Manager, Digital Convergence Group and has held this position since February 2012. Mr. Bertino held several positions within the Research and Development organization of Olivetti’s semiconductor and product groups from 1986 to 1997 before joining ST in that same year. From 1998 to 2002, Mr. Bertino was Region Vice President, Computer and Consumer, within the Europe Sales Region, and then he was Group Vice President, Peripherals, General Manager of our Data Storage Division within the Telecommunications, Peripherals and Automotive (TPA) Groups from 2003 to 2004. Since 2005, Mr. Bertino has led the Computer Product Group, which was later expanded to become the Computer and Communication Infrastructure Group. Mr. Bertino graduated in 1985 in Electronic Engineering from the Polytechnic of Turin.

Philippe Brun is Corporate Vice President, Human Resources since July 2012. Mr. Brun started his career at the Pechiney Group (now Rio Tinto). In 1986, he joined Thomson Semiconducteurs, a predecessor to STMicroelectronics, as a back-end process engineer. From 1989 to 1996, Mr. Brun managed Human Resources at the Grenoble, France site and served as Site Director at the Company’s St. Genis facility (France). In 1996, he was promoted to Human Resources Director responsible for over 10,000 employees in ST’s manufacturing organization worldwide. From 1999 to 2010, Mr. Brun served as Fab Operations and Site Director at ST’s plant in Rousset, France. In January 2011, he was appointed Group VP for execution excellence in ST’s Front-End Manufacturing organization. Mr. Brun graduated with an engineering degree from the Ecole Nationale Supérieure d’Arts et Métiers (ENSAM) in France and holds a Master’s degree in Aerospace engineering from the University of Colorado and a management degree from the IFG School of Business (France).

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

Jean-Marc Chery is Executive Vice President, Member of the Corporate Strategic Committee, Chief Manufacturing & Technology Officer and General Manager Digital Sector, where his responsibilities include our corporate technology R&D, as well as Front-End Manufacturing, Packaging & Test Manufacturing, Product Quality Excellence and the Digital Sector since September 2012. Until September 2012, he was also responsible for Information Technology. Mr. Chery has been Chief Technology Officer since 2008 and assumed his extended manufacturing and quality responsibilities in 2011. He began his professional career in 1985 with MATRA SA in its Quality organization and by the end of 1986 had joined the Discrete Division of Thomson Semiconducteurs, located in Tours, where he remained until the beginning of 2001, first as Division Planning and Front End Production Control Manager and later as the Front-End Operation Manager. Early in 2001, Chery joined our Central Front-End Manufacturing organization as General Manager of the Rousset 8” (200mm) plant, eventually assuming responsibilities for the 6” and 8” wafer fab operations at the site. In 2005, Mr. Chery successfully led our restructuring program for 6” front-end wafer manufacturing and he moved to Singapore, where, in 2006, his efforts earned him the responsibility for our Asia Pacific Front-End Manufacturing operations and EWS (electrical wafer sort) operations. Mr. Chery sits on the boards of ST-Ericsson SA, CATRENE, the European microelectronics R&D program and AENEAS (Association for European NanoElectronics Activities). Mr. Chery graduated from the National Superior School for Engineering, ENSAM France in 1984.

Andrea Cuomo is Executive Vice President, Chairman 3Sun (our Photovoltaic Joint Venture with Sharp and Enel), AST & Special Projects. Mr. Cuomo joined us in 1983 as a System Testing Engineer, and from 1985 to 1989 held various positions to become Automotive Marketing Manager, then computer and industrial product manager. In 1989, Mr. Cuomo was appointed Director of Strategy and Market Development for the Dedicated Products Group, and in 1994 became Vice President of the Headquarters Region, responsible for Corporate Strategic Marketing and for Sales and Marketing to ST Strategic Accounts. In 1998, Mr. Cuomo was appointed as Vice President responsible for Advanced System Technology, and in 2002, Mr. Cuomo was appointed as Corporate Vice President and Advanced System Technology General Manager. In 2004, he was given the additional responsibility of serving as our Chief Strategy Officer and was promoted to Executive Vice President. In 2008, he was appointed Executive Vice President, General Manager, EMEA and AST. In July 2010, he was appointed, in addition to his current assignments, Chairman of the Board of Directors of 3Sun S.r.l. Mr. Cuomo studied Nuclear Sciences, with a special focus on analog electronics at Milano Politecnico.

Claude Dardanne is Executive Vice President, General Manager, Microcontrollers, Memory & Secure MCU Group, which is part of our Industrial & Multisegment Sector, and has held this position since January 2007. Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST. From 1982, he was responsible for the marketing of microcontroller and microprocessor products. Between 1989 and 1994, Mr. Dardanne served as Marketing Director at Apple Computer, France, and Alcatel Mietec, Belgium, covering markets such as Education and Banking, as well as Automotive and Industrial. In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group. In 1998, Mr. Dardanne became Head of the EEPROM (Electronically Erasable Programmable Read Only Memory) Division and was promoted to Group Vice President and General Manager of the Serial Non Volatile Memories Division in 2002. Two years later, he was appointed Group Deputy General Manager and Head of the Smartcard Division. Mr. Dardanne graduated with a degree in Electronic Engineering from the Ecole Supérieure d’Ingénieurs en Génie Electrique in Rouen, France.

Stephane Delivré is Corporate Vice President, Global Chief Information Officer and has held this position since December 2011. Mr. Delivré started his career in 1984 as an optoelectronic engineer in the Aerospace Division of Thomson, a French holding company. In 1988, he joined IBM and held various managerial positions at the company’s semiconductor manufacturing plant in Corbeil Essonnes, France. In 1997, Mr. Delivré was appointed Manager of Joint Venture Operation and Strategy at IBM Microelectronics HQ in Fishkill, NY. Two years later he moved to IBM Global Services where he was promoted to Director of EMEA Business Operations for the e Business Hosting division. From 2005 to 2011, Stephane Delivré served as Vice President, Business Operations, and Chief Information Officer of Bull, a French based IT group. Mr. Delivré graduated from the Orsay Paris Sud University with a degree in Physics & Optoelectronics.

Carlo Ferro is Executive Vice President, Corporate Projects. Mr. Ferro served as our Chief Financial Officer from May 2003 until February 20, 2012, at which time he was temporarily assigned to ST-Ericsson to assume the position of its Chief Operating Officer. During his tenure as our Chief Financial Officer, Mr. Ferro progressively expanded his responsibility with Communication and Corporate Infrastructures and Services also reporting to him. From 1984 through 1996, Mr. Ferro held a series of positions in finance and control at Istituto per la Ricostruzione Industriale IRI S.p.A. (I.R.I.), and Finmeccanica. Mr. Ferro served as one of our Supervisory Board Controllers from 1992 to 1996. From 1996 to 1999, Mr. Ferro held positions at EBPA NV, a process control company listed on the NYSE, rising to Vice President Planning and Control and principal financial officer. Mr. Ferro joined us in June 1999 as Group Vice President Corporate Finance, overseeing finance and accounting for all affiliates worldwide, and served as Deputy CFO from April 2002 through April 2003. Mr. Ferro holds positions on the board of directors of several of our affiliates. Mr. Ferro was also a part-time university professor of Planning and Control and, later, of Finance at the University LUISS Guido Carli in Rome (Italy). From February 1, 2009 until February 2012 he was a member of ST-Ericsson’s Board of Directors, as well as Chair of its Audit Committee. Previously he has been the Chairman of Incard SA, our fully owned affiliate. Mr. Ferro graduated with a degree in Business and Economics from the LUISS Guido Carli University in Rome, Italy in 1984, and has a professional qualification as a Certified Public Accountant in Italy.

Lorenzo Grandi is Corporate Vice President, Corporate Control and has held his position since February 2012. Mr. Grandi joined ST in 1987 as a process engineer working on BCD Technology development. In 1990, he moved to the Memory Product Group as Financial Analyst. In 1995, Mr. Grandi was promoted to the position of Group Controller of the Memory Product Group contributing to the expansion of the Flash/Memory business. In 2005, Mr. Grandi joined Corporate Finance with the responsibility for Budgeting and Reporting. He also contributed to the carve out and deconsolidation of the ST Flash memory business. Mr. Grandi graduated cum laude in Physics from the University of Modena and holds a Master of Business Administration from SDA Bocconi Milano.

Paul Grimme is Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Sales & Marketing Europe, Middle East and Africa. He has held this position since January 2012. Mr. Grimme began his career at Motorola, where he held positions of increasing responsibility in product engineering, marketing and operations management. He served as Corporate Vice President and General Manager of the 8/16-bit Products Division. In 1999, Mr. Grimme was promoted to Vice President and General Manager of the Advanced Vehicle Systems Division. He was later appointed Senior Vice President of the Transportation and Standard Products Group and continued in that role at Freescale Semiconductor after Motorola spun off its semiconductor business. Mr. Grimme also served as Senior Vice President and General Manager of Freescale Semiconductor’s Microcontroller Solutions Group. Mr. Grimme joined STMicroelectronics as Deputy General Manager of the Automotive Product Group in early 2009. Mr. Grimme was promoted to General Manager of this Group in September 2009. Mr. Grimme graduated from the University of Nebraska (Lincoln) with a degree in Electrical Engineering and from the University of Texas (Austin) with a Master of Business Administration.

Fabio Gualandris is Executive Vice President, Product Quality Excellence and has held this position since February 2011. Mr. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984, and was promoted to R&D Director of Operations in 1989. In 1996, Mr. Gualandris became Automotive Business Unit Director, focusing on product quality and development. After two years in the U.S. as President and CEO of Semitool, a semiconductor manufacturing equipment vendor, he rejoined ST in 2000 as Group VP responsible for the RAM/PSRAM Product Division and the Flash Automotive Business Unit. In 2005, Mr. Gualandris was appointed CEO of ST Incard, an ST Smartcard subsidiary. Two years later, he contributed to the carve out of ST’s Flash Memory Group and subsequently joined Numonyx, the joint venture with Intel, as VP and Supply Chain General Manager. Mr. Gualandris has authored several technical and managerial papers, holds some international patents, and served as a board member in Incard SA, ST Incard, and the Numonyx Hynix joint venture in China. He also served as Board member and President of Numonyx Italy. Mr. Gualandris graduated in Physics from the University of Milan.

François Guibert is Executive Vice President and President, Greater China & South Asia Region. He has been leading ST operations in Asia Pacific since 2006 and his responsibilities were expanded to include Greater China in 2010. After three years at Texas Instruments, he joined Thomson Semiconducteurs in 1981 as Sales Manager Telecom. From 1983 to 1986, he was responsible for ICs and strategic marketing of telecom products in North America. In 1988 he was appointed Director of our Semi custom Business for Asia Pacific and in 1989 he became President of ST Taiwan. Since 1992 he has occupied senior positions in Business Development and Investor Relations and was Group Vice President, Corporate Business Development, which includes M&A activities from 1995 to the end of 2004. In January 2005, Mr. Guibert was promoted to the position of Corporate Vice President,

Emerging Markets Region. In 2008, Mr. Guibert was appointed a member of Veredus’ Board of Directors and in May 2011 was elected Chairman. Mr. Guibert graduated from the Ecole Centrale de Marseille, France, in 1978.

Joel Hartmann is Executive Vice President, Front-End Manufacturing & Process R&D, Digital Sector, in charge of Advanced CMOS & derivatives technologies, Crolles Manufacturing Operations and the International Semiconductor Development Alliance (ISDA) management. He has held this position since February 2012. Mr. Hartmann started his career at CEA LETI in 1978 as PhD student on modelization of CMOS/SOS technology. From 1979 to 2000, he successively worked on X-ray photolithography, technology electrical characterization, and then was in charge of process integration technology programs from 1.2µm to 0.35µm CMOS. From 1998 to 2000, he acted as Microelectronics Department Director of CEA LETI. In December 2000, Mr. Hartmann joined STMicroelectronics in Crolles, France, where he acted as Director of the Crolles2 Alliance, within the alliance between STMicroelectronics, NXP (previously Philips Semiconductors) and Freescale Semiconductor (previously Motorola) from 2000 to 2007. In 2008, Mr. Hartmann was appointed Technology R&D Group VP, in charge of Advanced CMOS Logic & Derivative Technologies. In October 2010, he was also appointed as co-leader of the SRDC organization at IBM Fishkill (NY) facility in the frame of the ISDA (International Semiconductor Development Alliance) conducted by IBM. Mr. Hartmann owns 15 patents on semiconductor technology and devices and has 10 publications in international conferences and scientific publications. Mr. Hartmann was a member of the IEDM Conference Steering Committee from 1994 to 1999 (European Co Chair and Chair from 1997 to 1999), has been a Board Member of the SOI Industry Consortium Initiative since November 2007 and a member of the IEEE Electron Device Society. Mr. Hartmann graduated from ENSPG (Ecole Nationale Supérieure de Physique de Grenoble) in 1978.

Tjerk Hooghiemstra is Executive Vice President, Member of the Corporate Strategic Committee, Chief Administrative Officer, responsible for Human Resources, People Development & Learning, Legal, Compliance, Internal Communication, Sustainability and Security, as well as for the Intellectual Properties Business Unit. He has held this position since 2010. He began his career at AMRO Bank. Later he joined HayGroup, a leading global HR consultancy, where he rose through the ranks to become the European head of HayMcBer, the group’s HR and leadership development arm, in 1991. Five years later, Mr. Hooghiemstra joined Philips Consumer Electronics as Managing Director of Human Resources. In 2000, he was appointed a member of Royal Philips Electronics’ Group Management Committee, responsible for Corporate Human Resources of the 160,000 employee global electronics group. From 2007 to 2009, Mr. Hooghiemstra served as Executive Vice President, Human Resources, at the Majid Al Futtaim retail and real estate group in Dubai, UAE. Mr. Hooghiemstra graduated with a degree in Economics from the Erasmus University in Rotterdam, The Netherlands.

Otto Kosgalwies is Executive Vice President, Member of the Corporate Strategic Committee, Company Infrastructures and Services, with responsibility for all of our corporate activities related to Capacity Planning, Logistics, Procurement and Material Management, with particular emphasis on the complete supply chain between customer demand, manufacturing execution, inventory management, and supplier relations. He has held this position since 2004. Mr. Kosgalwies has been with us since 1984. From 1992 through 1995, he served as European Manager for Distribution, from 1995 to 2000 ‘as Sales and Distribution Director for Central Europe, and since 1997 as CEO of our German subsidiary. In 2000, Mr. Kosgalwies was appointed Vice President for Sales and Marketing in Europe and General Manager for Supply Chain Management, where he was responsible at a corporate level for the effective flow of goods and information from suppliers to end users. In December 2007, he was promoted to Executive Vice President and became responsible for capacity and investment planning at the corporate level, in addition to his responsibilities at the time. Mr. Kosgalwies graduated with a degree in Economics from Munich University.

Robert Krysiak is Executive Vice President, President, Americas Region and has held this position since 2010. Mr. Krysiak started his professional career in 1983 with INMOS, a company acquired by SGS Thomson Microelectronics (now STMicroelectronics) in 1989. He formed and led a CPU design group since 1992, and in 1997 he was appointed Group Vice President and General Manager of ST’s STAR division, which incorporated 16/32/64-bit microcontrollers and DSP products. Two years later, he became Group Vice President responsible for micro cores development, including advanced System on Chip products for the digital consumer market. In 2001, Mr. Krysiak took charge of ST’s DVD division. In 2004, he was promoted to Marketing Director for the Home, Personal and Communications sector, the Company’s largest product organization at the time. In 2005, when ST created its Greater China regional organization, covering ST’s operations in China, Hong Kong and Taiwan, Mr. Krysiak was appointed Corporate Vice President and General Manager. Mr. Krysiak graduated from Cardiff University, UK, with a degree in Electronics and holds an MBA from the University of Bath, UK

Claudia Levo is Corporate Vice President, External Communications and has held this position since January 2011. In January 2012, she took on additional responsibility as Senior Vice President, Global

Communications at ST-Ericsson, our joint venture with Ericsson. In 1993, Ms. Levo began her career with Marconi, a global telecommunications company, where she was responsible for a number of management roles within the Communication function, including marketing communications, and internal and external communications across wide geographies. In 2005, Ms. Levo managed the communication activities related to the integration of Marconi with Ericsson, and was subsequently appointed Vice President for Communications at the newly formed Ericsson Multimedia Business Unit. In 2008, Ms. Levo was appointed Vice President Communications at Italtel. In early 2009 she joined ST-Ericsson, as Senior Vice President and head of Global Communications. Ms. Levo holds a language school diploma in English and Russian.

Loïc Liétar is Executive Vice President, New Ventures and has held this position since January 2011. In this role, he is setting up a Strategic Corporate Venture Fund for ST. Mr. Liétar joined Thomson Semiconducteurs, a predecessor company to ST, in 1985. After working in R&D Management and Marketing, he was appointed Director of the Company’s Advanced Systems Technology (AST) labs in the U.S. in 1999. Four years later, Mr. Liétar became General Manager of ST’s Cellular Terminals Division, and later moved to head the Application Processor Division, which brought to market ST’s leading edge Nomadik mobile multimedia processor. In 2006, he was appointed Group Vice President, Strategies, and contributed to establishing ST’s R&D partnership with IBM and two joint ventures — the Numonyx flash memory joint venture with Intel and ST-Ericsson, combining the wireless operations of ST, NXP and Ericsson. He has been in charge of Corporate Strategy from January 2008 to January 2011. During this time, he was responsible for the Company’s Strategic Planning, Corporate Business Development and Corporate Communication (from February 2010). Mr. Liétar also sat on the Board of Directors of ST-Ericsson from February 2009 to January 2011. Mr. Liétar sits on the Board of Directors of the Global Semiconductor Alliance (GSA). Mr. Liétar graduated with a degree in Engineering from the École Polytechnique, Paris, in 1984, a Master’s degree in Microelectronics from Orsay University (1985) and holds an MBA from Columbia University, New York (1993).

Philippe Magarshack is Executive Vice President, Design Enablement & Services and has held this position since February 2012. From 1985 to 1989, Mr. Magarshack worked as a microprocessor designer at AT&T Bell Labs in the U.S. In 1989, he joined Thomson CSF in Grenoble, France, and took responsibility for libraries and ASIC design kits for the military market. In 1994, Mr. Magarshack joined the Central R&D Group of SGS THOMSON Microelectronics (now STMicroelectronics), where he has held several roles in CAD and Libraries management for advanced integrated circuit manufacturing processes. In 2005, Mr. Magarshack was promoted to Group Vice President and General Manager of Central CAD and Design Solutions at STMicroelectronics’ Technology R&D and Manufacturing organization. Mr. Magarshack is ST’s Enablement Executive at the IBM ISDA Technology Alliance for the development of advanced CMOS process. He sits on the boards of Silicon Integration Initiative (Si2) and ENSIMAG Engineering School in Grenoble. Mr. Magarshack graduated with an engineering degree in Physics from Ecole Polytechnique, Palaiseau, France, and with an Electronics Engineering degree from École Nationale Supérieure des Télécommunications in Paris, France.

Marco Monti is Executive Vice President, General Manager Automotive Product Group and has held this position since January 2012. Mr. Monti joined ST in Central R&D in 1986 and transferred to the Automotive Division in 1988, where he designed automotive ICs incorporating smart power technologies. He moved to Japan in 1990 working on a co-development activity designing a noise reduction system for audio applications. Subsequently, Mr. Monti transferred into marketing, contributing to the expansion of ST’s Automotive business in Japan. In 2000, he became the marketing manager for the ST Automotive Division. Two years later, he started the automotive microprocessor business and in 2004 was promoted to Division General Manager for Powertrain, Safety and Chassis products. In 2009, he took responsibility for the Automotive Electronics Division inside ST’s Automotive Product Group. Mr. Monti graduated cum laude in Electronic Engineering from the Polytechnic of Milan, Italy, and two years later from the University of Pavia, Italy, with a PhD in Electronics.

Giuseppe Notarnicola is Corporate Vice President, in charge of Corporate Treasury and has held this position since February 2012. He is also Managing Director of STMicroelectronics Finance B.V., the Company’s funding vehicle, and a board member at several ST affiliates. Mr. Notarnicola started his career with Banca Nazionale del Lavoro (BNL), an Italian banking firm, in 1987. He managed the bank’s financial operations in Singapore and later on became Head of Financial Department at BNL London. In 2001, Mr. Notarnicola was named Head of BNL’s financial advisory arm for corporate and institutional customers, and in 2004 he was promoted to Head of Large Corporate, responsible for providing corporate and investment banking services to the bank’s largest customers. In 2006, Mr. Notarnicola joined ST as Group Vice President responsible for corporate and worldwide treasury activities of ST and its affiliates. In this capacity, he initiated the Company’s relationship with the European Investment Bank and managed the financing aspects of ST’s Flash memory business spin out. Mr. Notarnicola graduated cum laude with a degree in Business Administration at the LUISS Guido Carli University in Rome, Italy.

Pierre Ollivier is Corporate Vice President, General Counsel. Mr. Ollivier has been General Counsel of ST since 1990 and was appointed Corporate Vice President in January 2008. After graduation, he joined Clifford Turner (now Clifford Chance) and then, in 1982, joined Stein Heurtey, an engineering firm, where he was responsible for legal affairs. In 1984, Mr. Ollivier joined Thomson CSF where he first worked in the Electronics systems and equipment branch, later moving to corporate headquarters. Mr. Ollivier became general counsel of STMicroelectronics in 1990, a position he has held since. From 1994 until 2007, he also acted as Executive Secretary of the Supervisory Board. In January 2008, Mr. Ollivier was promoted Corporate Vice President. In addition to legal matters involving contracts, litigation and general corporate matters, his responsibilities include intellectual property and patents, as well as the worldwide insurance programs for ST’s global group of companies. Mr. Ollivier obtained a Law Degree at Caen University in 1976 and a postgraduate degree in International Business law at Paris 1 University in 1978.

Carmelo Papa is Executive Vice President, Member of the Corporate Strategic Committee, General Manager Industrial & Multisegment Sector, which comprises power and analog devices, microcontrollers, MEMS, as well as discrete, special non volatile memory and Smartcard products. He has held this position since January 2007. Since January 2012, he also leads the Industrial & Power Discretes Group, within the IMS sector. Mr. Papa started his professional career with ICL (International Computers Limited). He joined SGS Microelettronica, a predecessor company to STMicroelectronics, in 1983, and three years later was promoted to Director of Product Marketing and Customer Service for Transistors and Standard ICs. In 2000, he was appointed Corporate Vice President, Emerging Markets, comprising Africa and the Middle East, India, Latin America, Russia and the Eastern European countries. In 2005, he was appointed to lead the Micro, Power and Analog Group, serving a broad customer base in a large variety of applications with a special emphasis on the industrial segment. In October 2010, Mr. Papa was appointed Chairman of the European Platform on Smart Systems, an industry driven initiative focused on innovation in nanotechnologies and smart systems integration. He also sits on the Board of Directors of ST New Ventures SA. Mr. Papa graduated with a degree in Nuclear Physics from the University of Catania.

Georges Penalver is Executive Vice President, Member of the Corporate Strategic Committee, Corporate Strategy Officer and has held this position since September 2012. He started his career in 1980 with Sagem, where he developed the Broadband Communications Business, overseeing the launch of telecommunication products, the international industrial deployments, and the development of global sales networks. Mr. Penalver was appointed to Sagem’s Management Board in 2001 and served as Deputy CEO, pushing the mass development of mobile and internet services. In 2005, he joined the France Telecom Orange Group, as Deputy CEO for Strategy and Business Development at the group level. Mr. Penalver’s responsibilities included all product marketing and management of services in France Telecom, product creation and development for the entire group, and Orange Labs’ activities worldwide. In 2011, Mr. Penalver used his extensive experience to become a co-founder and managing partner of Cathaya Capital Fund. Mr. Penalver serves as EMEA Regional Leadership Director for the Global Semiconductor Alliance. He is a Knight of the French “Ordre National du Mérite”. Mr. Penalver holds a degree from the Ecole Nationale Supérieure d’Arts et Métiers (Gold) and from the Ecole Nationale Supérieure des Télécommunications in Paris.

Jerome Roux is Corporate Vice President, Global Procurement & Outsourcing. He has held this position since 2008 and was promoted to Corporate Vice President in February 2012. Mr. Roux began his career in 1988 in SGS Thomson Tours, a predecessor company to STMicroelectronics, in the Planning department. After 5 years, he moved to the factory in Casablanca, Morocco as Material Manager taking care of Planning, Procurement & Material Warehousing. From 1999 to 2002, he was the Asia Pacific Marketing Director for the DSG Group of STMicroelectronics based in Singapore and then in Shanghai. In 2003, he moved to a supplier company of STMicroelectronics as Managing Director and Member of the Board. In 2006, he returned to STMicroelectronics as a Group Vice President in charge of Assembly & Testing Outsourcing Operations (GOBM). Mr. Roux is serving as Advisor for the French Government on Foreign Trades, CCEF (Conseiller du Commerce Exterieur pour la France) Vice President and Board Member of the Singapore sector. Mr. Roux graduated from ISG Business School in Paris (Institut Superieur de Gestion), with a Master in Commerce.

Benedetto Vigna is Executive Vice President, General Manager, Analog, MEMS and Sensors Group and has held this position since September 2011. In 1995, Mr. Vigna joined STMicroelectronics’ R&D Labs and launched ST’s efforts in MEMS. Six years later, he was appointed Director of the MEMS Business Unit, responsible for design, manufacturing and marketing of ST’s MEMS accelerometers and gyroscopes. These have been successfully adopted by large consumer equipment manufacturers for motion activated user interfaces in many popular devices, including the Nintendo Wii game console and a wide range of smartphones and tablets. In 2007, Mr. Vigna’s scope was enlarged to include management of Sensors, RF, High Performance Analog and

Mixed Signal, as well as Interface, Audio for Portable, and General Purpose Analog products. Mr. Vigna has filed more than 150 patents on micromachining to date in this field. He has served as an industrial consultant for the President of the Italian Scientific Research Center and sits on the industrial boards of several EU-funded programs. Mr. Vigna graduated with a degree in Subnuclear Physics from the University of Pisa, Italy.

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

Compensation

The aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2012 was €888,750 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Member	Directors’ Fees(1)
Didier Lombard	€151,750
Bruno Steve	€149,875
Jean d’Arthuys	€0	(2)
Raymond Bingham	€89,750
Douglas Dunn(3)	€8,625
Jean Georges Malcor	€84,375
Alessandro Ovi	€89,375
Alessandro Rivera	€83,125
Martine Verluyten(4)	€76,875
Tom de Waard	€155,000

Total	€888,750

(1)	These amounts include the fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2012 until December 31, 2012.
(2)	Mr. d’Arthuys would have been entitled to receive €85,875 in 2012, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.
(3)	Mr. Dunn was a member of the Supervisory Board until May 30, 2012.
(4)	Ms. Verluyten was appointed as a member of the Supervisory Board on May 30, 2012.

We do not have any service agreements with members of our Supervisory Board.

The total amount paid as compensation in 2012 to our executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, was approximately $20.4 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $11.4 million. Within such amount, the remuneration of the current sole member of our Managing Board and President and CEO in 2012 was:

Sole Member of Our Managing Board and President and CEO	Salary	Bonus(1)	Charges and Non-Cash Benefits(2)	Total
Carlo Bozotti	$1,028,792	$823,035	$655,807	$2,507,634

(1)

The bonus paid to the sole member of our Managing Board and President and CEO during the 2012 financial year was approved by the Compensation Committee, and approved by the Supervisory Board in respect of the 2011 financial year, based on fulfillment of a number of pre-defined objectives for 2011.

(2)	Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders’ meeting on May 3, 2011 for a three year period. In each of the years 2009, 2010 and 2011, Mr. Bozotti was granted, in accordance with the compensation policy approved by the shareholders’ meeting, up to 100,000 nonvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

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

As of January 1, 2013, the relationship between a member of the managing board and a listed Dutch company can no longer be treated as an employment agreement. In practice, it will be treated as a mandate agreement. However, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.

Consistent with this compensation policy, the Supervisory Board, upon the recommendation of its compensation committee, set the criteria to be met for Mr. Bozotti for attribution of his 2012 bonus (based on new product introductions, market share and budget targets, as well as corporate governance initiatives). The Supervisory Board, however, has not yet determined the amount of the CEO bonus for 2012.

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

With regard to Mr. Bozotti’s 2011 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, noted that none of the three performance criteria linked to sales, operating income and return on net assets had been met under the employee stock award plan and concluded that Mr. Bozotti was not entitled to any stock award.

With regard to Mr. Bozotti’s 2012 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board, however, has not yet determined whether the performance criteria which condition the vesting (and which, as for all employees benefiting from nonvested share awards, are linked to sales, operating income and cash flow) have been met.

During 2012, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. In respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2012 we made a contribution of $0.3 million to the plan of our current President and Chief Executive Officer, $0.2 million to the plan of our Chief Operating Officer, and $0.8 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2012 and no longer salaried in 2012, was $0.7 million.

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

The current members of our Executive Committee and the Managing Board were covered in 2012 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2012 to provide pension, retirement or similar benefits for our Executive Committee and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.1 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

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

Pursuant to the shareholders’ resolutions adopted by our annual shareholders’ meetings, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•

approved, for a five year period, our 2008 nonvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us;

•	approved conditions relating to our 2009 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2010 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2011 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance; and

•	approved conditions relating to our 2012 nonvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance.

We use our treasury shares to cover the stock awards granted under the Employee USA Plans. In the year ended as of December 31, 2012, 2,958,108 stock awards granted in relation to 2009 and 2010 had vested, leaving 22,606,603 treasury shares outstanding. The stock award allocation for 2012 generated an additional charge of

$6 million in the consolidated statement of income for 2012, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

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

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the nonvested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding and nonvested as of December 31, 2012.

2001 Plan (Employees)

April 25, 2001

(outstanding grants)

	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17
Date of the grant	14 Mar 03	3 Jun 03	24 Oct 03	2 Jan 04	26 Apr 04	1 Sep 04	31 Jan 05	17 Mar 05
Total Number of Shares which may be purchased	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	14 Mar 05	3 Jun 05	24 Oct 05	2 Jan 06	26 Apr 06	1 Sep 06	31 Jan 07	17 Mar 07
Expiration Date	14 Mar 13	3 Jun 13	24 Oct 13	2 Jan 14	26 Apr 14	1 Sep 14	31 Jan 15	17 Mar 15
Exercise Price	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on 14 Mar 05	32% on 3 Jun 05	32% on 24 Oct 05	32% on 2 Jan 06	32% on 26 Apr 06	32% on 1 Sep 06	32% on 31 Jan 07	32% on 17 Mar 07
	32% on 14 Mar 06	32% on 3 Jun 06	32% on 24 Oct 06	32% on 2 Jan 07	32% on 26 Apr 07	32% on 1 Sep 07	32% on 31 Jan 08	32% on 17 Mar 08
	36% on 14 Mar 07	36% on 3 Jun 07	36% on 24 Oct 07	36% on 2 Jan 08	36% on 26 Apr 08	36% on 1 Sep 08	36% on 31 Jan 09	36% on 17 Mar 09
Number of Shares to be acquired with Outstanding Options as of December 31, 2012	7,862,706	147,000	72,900	11,200	8,246,055	93,311	17,300	0
Held by Managing Board/Executive Officers	377,250	0	20,000	0	441,500	0	0	0

2008 nonvested Stock Award Plan — 2009 Allocation

In 2009, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2009, up to six million nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2009 also approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,583,540 shares have been awarded under such allocation as of December 31, 2012, out of which none remain outstanding and nonvested as of December 31, 2012.

2008 nonvested Stock Award Plan — 2010 Allocation

In 2010, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2010, up to 6,516,460 nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2010 approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 6,566,375 shares have been awarded under such allocation as of December 31, 2012 out of which up to 1,485,836 remain outstanding but nonvested as of December 31, 2012.

2008 nonvested Stock Award Plan — 2011 Allocation

In 2011, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2011, up to 6,150,000 nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2011 approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 5,976,630 shares have been awarded under such allocation as of December 31, 2012, out of which up none remain outstanding and nonvested as of December 31, 2012.

2008 nonvested Stock Award Plan — 2012 Allocation

In 2012, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2012, up to 6,500,000 nonvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2012 approved the grant of up to 100,000 nonvested Stock Awards to our President and CEO. 6,520,765 shares have been awarded under such allocation as of December 31, 2012, out of which 6,473,520 remain outstanding but nonvested as of December 31, 2012.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, has approved the conditions which shall apply to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2012, and to the continued presence at the defined vesting dates in 2013, 2014 and 2015 of the beneficiaries of the nonvested stock awards.

Furthermore, the Compensation Committee, on behalf of the entire Supervisory Board and with the approval of the entire Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed 6,500,000 for 2012 shares.

The implementation of our Stock Based Compensation Plan for Employees is subject to periodic proposals from our Managing Board to our Supervisory Board, and recommendations by the Compensation Committee of our Supervisory Board.

Supervisory Board Stock Option Plans

2002 Stock Option Plan for members and professionals of our Supervisory Board. A 2002 plan was adopted on March 27, 2002 (the “2002 Stock Option Plan”). Pursuant to the 2002 Stock Option Plan, the annual shareholders’ meeting authorized the grant of 12,000 options per year to each member of our Supervisory Board during the course of his three year tenure (during the three year period from 2002 to 2005), and 6,000 options per year to all of the professionals. Pursuant to the 2002 Stock Option Plan, stock options for the subscription of

819,000 shares were granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of our Supervisory Board under the 2002 Stock Option Plan as shown in the table below:

2002 Plan

(for Supervisory Board Members and Professionals)

(outstanding grants)

Date of Annual Shareholders’ Meeting	March 27, 2002
	Tranche 1	Tranche 2	Tranche 3
Date of the grant	25 Apr 02	14 Mar 03	26 Apr 04
Total Number of Shares which may be purchased	132,000	132,000	132,000
Vesting Date	25 May 02	14 Apr 03	26 May 04
Expiration Date	25 Apr 12	14 Mar 13	26 Apr 14
Exercise Price	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2012	0	108,000	132,000

At December 31, 2012, options to purchase a total of 240,000 common shares were outstanding under the 2002 Stock Option Plan.

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

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock Based Compensation Plan as of December 31, 2012. See Note 16 to our Consolidated Financial Statements.

	2005	2006	2007
Total number of Shares outstanding	0	0	0
Expiration date	25 Oct 15	29 Apr 16	28 Apr 17

2008, 2009 and 2010 Stock based Compensation for members and professionals of the Supervisory Board. Our 2008 annual shareholders’ meeting approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our shares. In 2008, 165,000 shares were granted to the beneficiaries under such plan, out of which none were outstanding as of December 31, 2012. In 2009, 165,000 shares were granted to the beneficiaries under such plan, out of which none were outstanding as of December 31, 2012. In 2010, 172,500 shares were granted to the beneficiaries under such plan, out of which 30,000 were outstanding as of December 31, 2012.

The table below reflects the grants to the Supervisory Board members and professionals under the 2008 Stock Based Compensation Plan as of December 31, 2012. See Note 16 to our Consolidated Financial Statements.

	2008	2009	2010
Total number of Shares outstanding	0	0	30,000
Expiration date	16 May 18	20 May 19	27 May 20

2011, 2012 and 2013 Stock-based Compensation for members and professionals of the Supervisory Board. Our 2011 annual shareholders’ meeting approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our shares. In 2011, 172,500 shares were granted to the beneficiaries under such plan, out of which 80,000 were outstanding as of December 31, 2012. In 2012, 180,000 shares were granted to the beneficiaries under such plan, out of which 157,500 were outstanding as of December 31, 2012.

	2011	2012	2013
Total number of Shares outstanding	80,000	157,500	—
Expiration date	05 May 21	02 June 22	—

Employees

The tables below set forth the breakdown of employees, including the employees of the consolidated entities of ST-Ericsson JVS, by main category of activity and geographic area for the past three years.

	At December 31,
	2012	2011	2010
France	10,430	10,570	11,080
Italy	8,840	8,780	8,620
Rest of Europe	2,190	2,630	2,760
United States	1,280	1,310	1,870
Mediterranean (Malta, Morocco, Tunisia)	4,440	4,440	4,760
Asia	21,280	21,720	24,210
Total	48,460	49,450	53,300

	At December 31,
	2012	2011	2010
Research and Development	11,490	11,940	11,910
Marketing and Sales	2,460	2,510	2,540
Manufacturing	29,450	29,810	33,580
Administration and General Services	2,520	2,580	2,620
Divisional Functions	2,540	2,610	2,650
Total	48,460	49,450	53,300

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of February 14, 2013:

	Common Shares Owned
Shareholders	Number	%
ST Holding	250,704,754	27.53
Public	637,248,448	69.99
Treasury shares	22,606,603	2.48

Total	910,559,805	100

Our principal shareholders do not have different voting rights from those of our other shareholders.

As of December 31, 2012, FT1CI (the “French Shareholder”), which is controlled by FSI and CEA, and the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), each directly held 50% in ST Holding. The indirect interest of the French Shareholder and the Italian Shareholder in us is split on a 50%-50% basis. Through a structured tracking stock system implemented in the Articles of Association of ST Holding, the French Shareholder and the Italian Shareholder each indirectly hold 125,352,377 of our common shares, representing approximately 13.7% of our issued share capital as of December 31, 2012. Any disposals or, as the case may be, acquisitions by ST Holding on behalf of the French Shareholder or the Italian Shareholder, will decrease or, as the case may be, increase the indirect interest of, respectively, the French Shareholder or the Italian Shareholder, in our issued share capital. FT1CI is a jointly held company established to control the interest of French shareholders in ST Holding. As of December 31, 2012, FSI and CEA are the sole shareholders of FT1CI, holding respectively 79.2% and 20.8% of FT1CI’s share capital. FSI is a strategic investment fund 51% owned by Caisse des dépôts et consignations and 49% owned by the French State. CEA is a French government-funded technological research organization.

ST Holding II owned 90% of our shares before our initial public offering in 1994, and over time, gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. On June 1, 2012, ST Holding II merged with ST Holding, as a result of which, ST Holding acquired all of the assets and liabilities of ST Holding II, including our common shares held by ST Holding II, by universal transfer of title, and ST Holding II ceased to exist. ST Holding may dispose of our shares as provided below in “— Shareholders’ Agreement — Disposals of our Common Shares”. Set forth below is a table of ST Holding’s holdings (as successor to ST Holding II) in us as of the end of 2012 and ST Holding II’s holdings as at the end of 2011 and 2010:

	Common Shares Owned
	Number	%
December 31, 2012	250,704,754	27.5
December 31, 2011	250,704,754	27.5
December 31, 2010	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding on behalf of one or more of its indirect shareholders, FSI, CEA, the Ministry of the Economy and Finance or FT1CI may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2012:

(1)	In addition to the 27.5% held by ST Holding and the 70% held by the Public, 2.5% are held by us as Treasury Shares.

Announcements about additional disposals by ST Holding or our indirect shareholders may come at any time, and we may not be informed of such beforehand. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial issuances by us of new common shares or convertible bonds could cause our common share price to drop significantly”.

Shareholders’ Agreement

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

Merger of the Holding Companies

The French Shareholder and the Italian Shareholder merged the two holding companies (ST Holding and ST Holding II), effective June 1, 2012, in order to simplify the structure through which they own their interests in us. ST Holding II ceased to exist, while ST Holding continues to hold our common shares. The company that now holds or may hold our common shares in the future for indirect shareholders is referred to below as the “holding company”.

Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding, subject to certain limited exceptions.

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

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI, ST Holding or to any of our top ten competitors, or any company that controls such competitor.

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

Statutory Considerations

As is the case with other companies controlled by the French government, the French government may appoint a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of the Industry. FT1CI is subject to certain points of the Decree of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures. The effect of these provisions may be that the decisions taken by us and our subsidiaries that, by the terms of the STH Shareholders’ Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.

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

Related Party Transactions

One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor, one of the members of our Supervisory Board is a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. One of our executive officers is a member of the Board of Directors of Soitec and Adecco. Adecco, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company. We have also conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members or, where applicable, the executive officer concerned, and we believe that they are made on an arm’s length basis in line with market practices and conditions.

For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, in the ordinary course of our business, we entered into transactions with the following related parties: Adecco, Areva, BESI, France Telecom, Flextronics, Oracle, Orange and Technicolor.

See Note 25 to Our Consolidated Financial Statements for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity-method investments.

Item 8.	Financial Information

Financial Statements

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of third party patents or other third party intellectual property rights. In addition, from time to time, we enter into discussions regarding broad patent cross-license arrangements with other industry participants and there can be no assurance that such discussions will be brought to a successful conclusion and result in the intended agreement. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license for third party patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in this Form 20-F, which may be updated from time to time in our public filings. We are also party to certain disputes which are not related to patents or other IP rights.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated. As of December 31, 2012, provisions for estimated probable losses and possible losses with respect to legal proceedings were not considered material. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment. There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities. Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc. (“Tessera”)

In 2006, Tessera initiated a patent infringement lawsuit against us and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera then filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against us and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera in both the ITC and District Court actions, which relate to ball grid array packaging technology, expired in September 2010. The Court of Appeal subsequently affirmed the ITC’s decision and on November 28, 2011, the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final.

In January 2012, the District Court proceedings were revived in California. The Court has appointed a special master to advise it on technical issues and the case is currently proceeding through the discovery phase. Trial has been tentatively scheduled for April 2014. Pursuant to these proceedings, Tessera is seeking an unspecified amount of monetary damages as compensation for alleged infringement of its asserted patents now expired.

We are a party to legal proceedings with Rambus Inc. (“Rambus”)

On December 1, 2010, Rambus filed a complaint with the ITC against us and numerous other parties, asserting that we engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus. The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same. The complaint further sought a cease and desist order directing us and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using the accused semiconductor chips, and products of certain party customers containing such semiconductor chips, that infringe any claim of the asserted patents. On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint. A trial was held before the ITC from October 11, 2011 until October 20, 2011. On March 2, 2012, an administrative law judge (“ALJ”) issued an Initial Determination ruling that we, along with our other co-defendants, did not violate section 337 of the Tariff Act of 1930. On July 25, 2012, the ITC elected to terminate the ITC investigation with a finding of no violation of section 337 of the Tariff Act of 1930. The ITC affirmed the ALJ’s findings that all of Rambus’ asserted patent claims were invalid, except for one, for which it found that Rambus had not demonstrated infringement. In addition, the ITC reversed a determination that Rambus had demonstrated the existence of a domestic industry and affirmed a determination that certain patents are unenforceable under the doctrine of unclean hands. On September 25, 2012, Rambus filed a notice of appeal with the Court of Appeals for the Federal Circuit, which is currently pending.

Also on December 1, 2010, Rambus filed a lawsuit against us and other co-defendants in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus’ patent infringement claims pending completion of the aforementioned ITC proceedings, including all appeals. The case is currently stayed as to nine of the asserted patents, and moving forward as to the remaining patents. No trial date has yet been set. We intend to vigorously defend our rights and position in these matters.

We and our subsidiaries are also involved in other legal proceedings, claims and litigation arising in the ordinary course of business.

All pending claims and litigation proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to prosecute and defend. The results of legal proceedings are inherently uncertain, and material adverse outcomes are possible, including the risk of an injunction. The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, which could adversely impact our product gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the focus of employees involved in such litigation with regard to the work they normally perform for us. From time to time we may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement. The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs. Furthermore, the settlement of any intellectual property proceeding may require us to grant a license to certain of our intellectual property rights to the other party under a cross-license agreement. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected. In addition, from time to time we are approached by holders of intellectual property to engage in discussions about our obtaining licenses to their intellectual property. We will disclose the nature of any such discussion if we believe that (i) it is probable an intellectual property holder will assert a claim of infringement, (ii) there is a reasonable possibility the outcome (assuming assertion) will be unfavorable, and (iii) the resulting liability would be material to our financial condition. We also constantly review the merits of litigation and claims which we are facing and decide to make an accrual when we are able to reasonably determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. To date, we have not determined on such basis that any of the litigation or claims which we are facing gives rise to a material liability, singly or in the aggregate.

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

We have also launched, under the direction of our CEO and supervision of the Audit Committee of our Supervisory Board, a corporate Enterprise Risk Management (“ERM”) program, which is lead by our Chief Audit and Risk Executive. A corporate top-down risk map has been developed and risk owners have been appointed to ensure the development, implementation and monitoring of risk mitigation action plans.

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

In the past five years, we have paid the following dividends:

•	On May 30, 2012, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2011 of $0.40 per share.

•	On May 3, 2011, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2010 of $0.40 per share.

•	On May 25, 2010, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2009 of $0.28 per share.

•	On May 20, 2009, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2008 of $0.12 per share.

•	On May 14, 2008, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2007 of $0.36 per share.

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

On June 23, 2003, we were admitted into the PHLX Semiconductor Sector Index (“SOX”). The SOX is a widely followed, modified capitalization-weighted index composed of companies primarily involved in the design, distribution, manufacture and sale of semiconductors in the U.S. markets.

Our common shares could be removed from the CAC 40, the FTSE MIB Indices and the SOX at any time, and the exclusion or the announcement thereof could cause the market price of our common shares to drop significantly.

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares on the NYSE, on the Euronext Paris and the Borsa Italiana.

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Annual Information for the Past Five Years
2008	14.35	5.90	9.89	4.52	9.90	4.52
2009	10.28	3.73	7.02	2.97	7.03	2.97
2010	10.73	6.51	8.08	5.16	8.09	5.15
2011	13.53	5.34	9.73	3.96	9.73	3.96
2012	8.60	4.51	6.46	3.64	6.46	3.62
Quarterly Information for the Past Two Years 2011
First quarter	13.53	10.60	9.73	7.90	9.73	7.91
Second quarter	12.85	9.06	9.11	6.41	9.11	6.42
Third quarter	10.37	5.61	7.19	3.96	7.20	3.96
Fourth quarter	7.65	5.34	5.54	4.16	5.54	4.16
2012
First quarter	8.60	6.03	6.46	4.59	6.46	4.59
Second quarter	8.15	4.61	6.19	3.64	6.19	3.62
Third quarter	6.77	4.51	5.17	3.68	5.17	3.67
Fourth quarter	7.25	5.31	5.45	4.17	5.45	4.18
Monthly Information for the Past Six Months 2012
September	6.77	5.37	5.17	4.18	5.17	4.19
October	6.51	5.54	5.24	4.17	5.18	4.18
November	6.37	5.31	4.92	4.20	4.91	4.20
December	7.25	6.24	5.45	4.77	5.45	4.73
2013
January	8.88	7.22	6.57	5.46	6.57	5.46
February (as of February 26, 2012)	9.09	7.65	6.70	5.84	6.78	5.83

Source: Bloomberg

Of the 887,953,202 common shares outstanding as of December 31, 2012, 67,204,664, or 7.6%, were registered in the common share registry maintained on our behalf in New York and 570,043,784, or 64.2%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

Market Information

Since 1994, our shares have been traded on the NYSE. In addition, our shares have been listed on the Borsa Italiana since 1998 and on the Euronext Paris since 2001. Prior to their full redemption in May 2012, our 2016 Convertible Bonds were traded on the Luxembourg Stock Exchange.

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

Unless an exemption or an exception applies, we are subject to (i) a prohibition from offering securities in The Netherlands or have securities admitted to trading on a regulated market situated or operating in The Netherlands without the publication of a prospectus, which has been approved by the Dutch Authority for the Financial Markets (“Autoriteit Financiële Markten”) (“AFM”) or by a supervisory authority of another European Union (“EU”) Member State or State, not being an EU Member State, that is party to the European Economic Area (“EEA”) Agreement (“Member State”) (and the same prohibition applies for such offers in other jurisdictions of the EEA); (ii) a prohibition of proceeding with any transaction in our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments, in the event where we would possess inside information; and (iii) certain restrictions (related to market manipulation, market abuse and insider trading) in repurchasing our shares. Furthermore, we are required to inform the AFM immediately if our issued and outstanding share capital or voting rights change by 1% or more since our previous notification. Other changes in our share capital or voting rights need to be notified periodically. Also, the sole member of our Managing Board and the members of our Supervisory Board (unless they have already been notified pursuant to the requirements described below in “— Shareholders’ Meetings, Attendance at Shareholders’ Meetings and Voting Rights — Disclosure of holdings and capital interest under Dutch Law”), certain of their relatives, entities closely related with them and (under certain circumstances) members of senior management must notify the AFM of all transactions conducted or effected on their own account relating to our shares admitted to trading on a regulated market in the EEA or in any financial instrument the value of which depends in part on the value of these shares. The AFM keeps a public register of all notifications made pursuant to the FMSA. The provisions of the FMSA regarding statements of holdings in our share capital and voting rights are described below in “— Shareholders’ Meetings, Attendance at Shareholders’ Meetings and Voting Rights — Disclosure of holdings and capital interest under Dutch Law”.

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

As of January 1, 2013, certain Dutch statutory provisions have been introduced limiting the number of supervisory positions that members of our Managing and Supervisory Boards may hold.

A member of our Supervisory Board may only be appointed as such if he/she does not hold more than four supervisory positions at other so-called “large Dutch entities”, which we are deemed to be. The position of chairman equals two positions. A member of our Managing Board may only be appointed as such if he/she does not hold more than two supervisory positions at other large Dutch entities and does not hold the position of Chairman of the supervisory board or one-tier board at such other entity. The term “supervisory position” includes the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position.

Supervisory positions at non-Dutch entities are not taken into account. An appointment by the Enterprise Chamber of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account.

As of January 1, 2013, statutory provisions have been introduced that require a balanced participation by men and women on our Managing Board. Where seats on a managing board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are held by men and at least 30% are held by women.

If we do not achieve the requisite gender balance, we will be required to explain this in our statutory IFRS Annual Report. Since its creation in 1987, our Managing Board has always been comprised of a sole member as result of which, gender balance cannot be reached. The provisions on gender balance will expire on January 1, 2016.

Applicable French Legislation

As our registered offices are based in The Netherlands, the French Autorité des marchés financiers (“AMF”) is not the competent market authority to control our disclosure obligations. The AMF General Regulation only requires that the periodic and ongoing information to be disclosed pursuant to the EU Transparency Directive and which content is controlled by the AFM (for instance, the annual, half-yearly and quarterly financial reports or any inside information) also be disclosed at the same time in France and made available on our website.

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

We are exempt from the proxy solicitation rules under the United States Securities Exchange Act of 1934. Euroclear France will provide notice of shareholders’ meetings to, and compile voting instructions from, holders of shares held directly or indirectly through Euroclear France at the request of the Company, the Registrar or the voting Collection Agent. A voting collection agent must be appointed; TMF Netherlands B.V. (formerly known as Netherlands Management Company B.V.) acts as our voting collection agent. The Depository Trust Company (“DTC”) will provide notice of shareholders’ meetings to holders of shares held directly or indirectly through DTC and the New York Transfer Agent and Registrar will compile voting instructions. In order for holders of shares held directly or indirectly through Euroclear France to attend shareholders’ meetings in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of shares held directly or indirectly through DTC to attend shareholders’ meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Transfer Agent and Registrar.

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

Dutch law prescribes a fixed registration date of 28 days prior to the shareholders’ meeting, which means that that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at the 28th day prior to the shareholders’ meeting and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend shareholders’ meetings at the time of the meeting if a registration date as referred to in our Articles of Association had not been prescribed or determined. In the notice convening the shareholders’ meeting, the time of registration must be mentioned as well as the manner in which shareholders and other persons entitled to attend shareholders’ meetings can register themselves and the manner in which they can exercise their rights.

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

Under Chapter 5.3 of the FMSA, any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our share capital or voting rights reaches or crosses a threshold percentage must notify the AFM either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) no later than on the 4th trading day following the entry in the AFM’s public register, if this is the result of a change in our share capital or votes which the AFM has entered in its public register. The threshold percentages are 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent. Pursuant to a new Act amending the FMSA, the Dutch Civil Code and the Dutch Securities Book-Entry Administration and Transfer Act, which Act was published on November 27, 2012 and will come into force on July 1, 2013, a new lower minimum threshold of 3% will be introduced for the disclosure of capital interests and/or voting rights.

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

Under Section 5.45 of the FMSA, a notification obligation can also arise other than through the holding of shares (or voting rights). Among others, the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. The management company of a common fund (beleggingsfonds) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of our shares. A person is also deemed to hold shares if he has a financial instrument (i) whose rise in value depends in part on the rise in value of the underlying shares or on dividend or other payments on those shares (in other words, a long position must be held in those shares), and (ii) which does not entitle him to acquire shares in a listed company (i.e., it is a cash-settled financial instrument). In addition, a person who may, by virtue of an option, be obliged to buy shares in a listed company is also equated with a shareholder. Moreover, a person who has entered into a contract (other than a cash-settled financial instrument) that gives him an economic position comparable to that of a shareholder in a listed company is also deemed to hold shares for the purposes of the disclosure obligation. The AFM has introduced a policy rule regulating certain technical and operational aspects of this extension of the disclosure obligation.

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

Non-issued authorized share capital, which is different from issued share capital, allows us to proceed with capital increases excluding the preemptive rights, upon our Supervisory Board’s decision. Our annual shareholders’ meeting, held on May 3, 2011, authorized our Supervisory Board to proceed with capital increases excluding the preemptive rights up to a maximum of 10% of our issued common share capital as of December 31, 2011, increased with another 15% of our issued common share capital as of December 31, 2011, in case of mergers and acquisitions, but never exceeding the limits of our authorized share capital. This authorization is valid for three years as of April 25, 2012. However, it is not possible to predict if we will request such an authorization again and at what time and under what conditions. The impact of any future capital increases within the limit of our authorized share capital, upon the decision of our Supervisory Board acting on the delegation granted to it by our shareholders’ meeting, cannot therefore be evaluated.

Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the sole member of our Managing Board and our executive officers; (ii) the options giving the right to subscribe to our shares granted to the members of our Supervisory Board, its secretaries and controllers, as described in “Item 6. Directors, Senior Management and Employees” and (iii) our 2013 Senior Bonds as described above.

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

Our annual shareholders’ meeting, held on May 3, 2011, has authorized our Supervisory Board to resolve upon (i) the issuance of shares or the granting of rights to subscribe for common shares in our share capital, up to a maximum of 10% of our issued common share capital, as per December 31, 2011, increased with another 15% of our issued common share capital, as per December 31, 2011, in the case of mergers and acquisitions, (ii) upon the terms and conditions of an issuance of common shares, and (iii) upon the limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares, all for a three-year period as of April 25, 2012, but never exceeding the limits of our authorized share capital. Our Supervisory Board has not yet acted on its authorization to increase the registered capital to the limits of the authorized registered capital.

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

Acquisition of Shares in Our Own Share Capital (Article 5)

We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders’ equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the shareholders’ meeting has authorized our Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are subject to acquisition price conditions as authorized by our shareholders’ meeting. Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on May 30, 2012, our Managing Board, subject to the approval of our Supervisory Board, is authorized for a period up to November 29, 2013 (inclusive) to acquire ST shares subject to the limits set forth above and the acquisition price conditions set forth in such shareholders’ resolution.

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

Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to you if you are the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling

voor het Koninkrijk) and the Tax Arrangement for the country of The Netherlands (Belastingregeling voor het land Nederland). If you receive proceeds from your common shares, you shall not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, you have given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than you, the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in common shares or similar instruments, comparable to its interest in common shares prior to the time the composite transaction was first initiated.

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

See the section “ — Dutch Taxation — Taxes on income and capital gains” above for a description of the term Non-resident holder of common shares.

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

United States Federal Income Taxation

The following discussion is a general summary of the material U.S. federal income tax consequences to a U.S. holder (as defined below) of the ownership and disposition of our common shares. You are a U.S. holder only if you are a beneficial owner of common shares:

•

that is, for U.S. federal income tax purposes, (a) a citizen or individual resident of the United States, (b) a U.S. domestic corporation or a U.S. domestic entity taxable as a corporation, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust, if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

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

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of “qualified dividend income”. For this purpose, “qualified dividend income” generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including either that (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States (such as the U.S./NL Income Tax Treaty) which provides for the exchange of information. We currently believe that dividends paid by us with respect to our common shares should constitute “qualified dividend income” for U.S. federal income tax purposes; however, this is a factual matter and subject to change. You are urged to consult your own tax advisor regarding the availability to you of a reduced dividend tax rate in light of your own particular situation. A dividends-received deduction will not be allowed with respect to dividends paid by us.

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

Net Investment Income Tax

For taxable years beginning after December 31, 2012, certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% tax on “net investment income”, including, among other things, dividends on, and gains from the sale or other taxable disposition of, our common shares, subject to certain limitations and exceptions. You should consult your own tax advisor regarding the effect, if any, of such tax on your ownership and disposition of our common shares.

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2012 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

In addition, U.S. holders should be aware of new annual reporting requirements with respect to the holding of certain foreign financial assets, including our common shares that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds $50,000 (or $100,000 for married couples filing a joint return). You should consult your own tax advisor regarding the application of the information reporting and backup withholding rules to our common shares and the application of the annual reporting requirements to your particular situation.

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

You may review a copy of our filings with the U.S. Securities and Exchange Commission (the “SEC”), including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains an internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY U.S. WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC’S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE OR THROUGH THE INTERNET (WWW.SEC.GOV). AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

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

We place our cash and cash equivalents, or a part of it, with financial institutions with at least single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P’s or Fitch, or better, invested as term deposits, treasury bills and FRN marketable securities and, as such, we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. As of December 31, 2012, the treasury bills have a value of $150 million and the marketable securities have a value of $88 million. They are classified as available-for-sale and are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity, except if deemed to be other-than-temporary. The change in fair value of these instruments amounted to approximately $1 million before tax for the year ended December 31, 2012. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We have significant operations in Europe, in particular our manufacturing activities in France, Italy and Malta, where our total net assets were approximately $4 billion as of December 31, 2012. In the event of the re-denomination of currencies of these countries, we could be exposed to a material devaluation of their values against the U.S. dollar, which could lead to a significant reduction of the value of our assets when expressed in U.S. dollars.

We also have a significant amount of receivables relating to tax credits, refunds and funding from the governments of certain countries in the Euro zone. As of December 31, 2012, we had $470 million of long-term government receivables almost entirely from France and Italy. In the event of a default of these countries, we could be required to recognize a significant loss.

We do not have any European sovereign debt exposure, having liquidated any European government securities that we previously held in January 2012.

We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, restricted cash, marketable securities and debt obligations as of December 31, 2012. The information below should be read in conjunction with Note 24 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2013	2014	2015	2016	2017	Thereafter	Fair Value at December 31, 2012
Assets:
Cash and cash equivalents	$2,250							$2,250
Cash at bank and in hand	$239							$239
Deposits at call with banks	$2,011							$2,011
Short-term deposits	$1							$1
Restricted cash	$4							$4
Average interest rate	0.20%
Current marketable securities	$238							$238
Average interest rate	0.15%
Long-term debt:	$1,301	630	165	144	134	58	170	$1,301
Average interest rate	0.81%

Amounts in Millions of U.S. Dollars
Long-term debt by currency as of December 31, 2012:
U.S. dollar	$689
Euro	612
Total in U.S. dollars	$1,301

Amounts in Millions of U.S. Dollars
Long-term debt by currency as of December 31, 2011:
U.S. dollar	$694
Euro	465
Total in U.S. dollars	$1,159

The following table provides information about our FX forward contracts and FX currency options at December 31, 2012 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2012

				Notional Amount	Average Rate	Fair Value
Buy	EUR	Sell	USD	291	1.3195	4
Buy	JPY	Sell	EUR	4	113.6353	0
Buy	EUR	Sell	JPY	6	113.3413	0
Buy	USD	Sell	INR	42	54.9706	0
Buy	USD	Sell	JPY	33	85.8875	1
Buy	JPY	Sell	USD	10	85.8910	0
Buy	SGD	Sell	USD	77	1.2207	0
Buy	MYR	Sell	USD	14	3.0597	0
Buy	GBP	Sell	USD	32	1.6185	0
Buy	SEK	Sell	USD	118	6.5254	1
Buy	CZK	Sell	USD	0	19.0259	0
Buy	CHF	Sell	USD	82	0.9151	0
Buy	CNY	Sell	USD	47	6.2386	0
Buy	KRW	Sell	USD	15	1,063.4208	0
Buy	TWD	Sell	USD	8	29.0001	0
Buy	PHP	Sell	USD	1	41.0000	0
Buy	NOK	Sell	USD	13	5.5817	0
Buy	BRL	Sell	USD	14	2.0584	0
Buy	ZAR	Sell	USD	0	8.4945	0
Buy	TND	Sell	USD	1	1.5500	0
Buy	HUF	Sell	USD	0	220.8676	0
Buy	USD	Sell	CAD	9	0.9972	0
Buy	PLN	Sell	USD	0	3.0826	0

				817		6

The following table provides information about our FX forward contracts and FX currency options at December 31, 2011 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2011

				Notional Amount	Average Rate	Fair Value
Buy	EUR	Sell	USD	68	1.29	(1)
Buy	JPY	Sell	EUR	10	100.07	0
Buy	USD	Sell	INR	33	53.20	(1)
Buy	USD	Sell	JPY	16	77.33	(1)
Buy	JPY	Sell	USD	21	77.34	0
Buy	SGD	Sell	USD	110	1.30	0
Buy	MYR	Sell	USD	13	3.17	0
Buy	GBP	Sell	USD	37	1.55	(1)
Buy	SEK	Sell	USD	109	6.42	(2)
Buy	CZK	Sell	USD	1	18.95	0
Buy	CHF	Sell	USD	51	0.73	0
Buy	CNY	Sell	USD	21	6.30	0
Buy	TWD	Sell	USD	9	30.28	0
Buy	PHP	Sell	USD	4	43.82	0
Buy	NOK	Sell	USD	7	6.02	0
Buy	BRL	Sell	USD	6	11.22	0
Buy	ZAR	Sell	USD	0	0.80	0
Buy	TND	Sell	USD	1	1.20	0
Buy	PLN	Sell	USD	0	0.20	0

				517		(6)

Item 12.	Description of Securities Other than Equity Securities

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

12D.4 Fees and Other Payments Made by the New York Agent to Us

In 2012, a total of $1,000,000 was paid by BNY Mellon to us or on our behalf for our New York Share program. Specifically, the following types of fees were paid: our NYSE annual listing fees; investor relations fees paid to third party vendors; BNY Mellon custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our Annual General Meeting, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this Form 20-F. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this Form 20-F. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

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

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in Item 18 of this Form 20-F.

Attestation Report of the Registered Public Accounting Firm

Please see the “Report of Independent Registered Accounting Firm” included in our Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by the Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During 2009, we and Ericsson formed a wireless joint venture owned 50% plus + 1 share by us and governed by a Board of Directors comprised of eight members, half designated by us and half by Ericsson. The design and operation of ST-Ericsson’s internal control is under the responsibility of ST-Ericsson’s CEO and CFO, on whose certification we rely.

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has concluded that Tom de Waard, a member of our Audit Committee, qualified as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.

Item 16B.	Code of Ethics

Policy on Business Conduct and Ethics

Since 1987, we have had a corporate policy on Business Conduct and Ethics (the “Ethics Policy”) for all of our employees, including our chief executive officer and chief financial officer. We have adapted and will amend this Ethics Policy as appropriate to reflect regulatory changes. The Ethics Policy is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and which they are expected to advocate.

The Ethics Policy provides that if any officer to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Ethics Policy on Business Conduct and Ethics is posted on our website (www.st.com).

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers SA has served as our independent registered public accounting firm since 1996. The auditors are elected by the shareholders’ meeting once every three years. PricewaterhouseCoopers was reelected for a three-year term by our May 3, 2011 shareholders’ meeting, which will expire at our shareholders’ meeting in 2014.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers SA to us in 2011 and 2012.

	2012(1)	Percentage of Total Fees	2011(1)	Percentage of Total Fees
Audit Fees
Statutory audit, certification, audit of individual and Consolidated Financial Statements	$6,745,561	99.3%	$6,851,554	99.3%
Audit-related fees	15,817	0.2	13,974	0.2
Non-audit Fees
Tax compliance fees	34,855	0.5	34,928	0.5
Other fees	—	—	—	—
Total	$6,796,233	100%	$6,900,456	100%

(1)	These figures include the fees paid for the audit of ST-Ericsson.

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

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for selecting the independent registered public accounting firm to be employed by us to audit our financial statements, subject to ratification by the Supervisory Board and approval by our shareholders for appointment. Our Audit Committee also assumes responsibility (in accordance with Dutch law) for the retention, compensation, oversight and termination of any independent auditor employed by us. We adopted a policy (the “Policy”), which was approved in advance by our Audit Committee, for the pre-approval of audit and permissible non-audit services provided by our independent auditors (PricewaterhouseCoopers). The Policy defines those audit-related services eligible to be approved by our Audit Committee.

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

We do not intend to retain our independent auditors for permissible non-audit services other than by exception and within a limited amount of fees, and the Policy provides that such services must be explicitly authorized by our Audit Committee.

The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2012, all services provided to us by PricewaterhouseCoopers were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2012-01-01 to 2012-01-31	—	—	25,559,763	—
2012-02-01 to 2012-02-29	—	—	25,559,763	—
2012-03-01 to 2012-03-31	—	—	25,559,763	—
2012-04-01 to 2012-04-30	—	—	25,558,403	—
2012-05-01 to 2012-05-31	—	—	23,320,151	—
2012-06-01 to 2012-06-30	—	—	23,315,548	—
2012-07-01 to 2012-07-31	—	—	22,633,616	—
2012-08-01 to 2012-08-31	—	—	22,633,616	—
2012-09-01 to 2012-09-30	—	—	22,631,701	—
2012-10-01 to 2012-10-31	—	—	22,631,701	—
2012-11-01 to 2012-11-30	—	—	22,626,035	—
2012-12-01 to 2012-12-31	—	—	22,606,603	—

As of December 31, 2012 we held 22,606,603 of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2013 we hold 22,592,633 of such shares. We did not repurchase our common shares in 2012 and we have not announced any additional repurchase programs.

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

•

Our Corporate Ethics Committee, whose mandate is to provide guidance and recommendations to the management and employees of STMicroelectronics in their efforts to comply with ethics-related policies, procedures and principles applicable throughout the Company;

•	Our Corporate Compliance Officer, who reports directly to the Chief Administrative Officer, also acts as Executive Secretary to our Supervisory Board; and

•

Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for ERM and Business Ethics Oversight activities (including our Corporate Ethics Committee, our whistle-blowing hotline and reporting on related investigations).

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in The Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests, which was approved by our shareholders at our 2004 annual shareholders’ meeting. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with FT1CI, FSI, CEA and the Italian Ministry of the Economy and Finance, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding, our major shareholder or with other parties that are among our suppliers, customers or technology partners. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement — STH Shareholders’ Agreement”. See also “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests”. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

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

Pursuant to our Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company and members of the Supervisory Board, as well as the Managing Board. One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor, one of the members of our Supervisory Board is a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. One of our executive officers is a member of the Board of Directors of Soitec and Adecco. Adecco, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company. We have also conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s length basis in line with market practices and conditions. Please see “Item 7. Major Shareholders and Related Party Transactions”.

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

13.1

Certification of Carlo Bozotti, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Mario Arlati, Executive Vice President and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101	Interactive Data File

CERTAIN TERMS

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

GPS	global positioning system

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IP	intellectual property

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

NFC	near field communication

ODM	original design manufacturer

OEM	original equipment manufacturer

PDIP QFP QFN RAM	plastic dual in-line package quad-flat no-leads package quad-flat package random access memory

RF	radio frequency

SAM	serviceable available market

SiP	system-in-package

SoC	system-on-chip

SOI	silicon on insulator

SOIC	small-outline integrated circuit

SPEAr™	structured processor enhanced architecture

SRAM	static random access memory

TAM	total available market

VIPpower™	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 4, 2013	By:	/s/ Carlo Bozotti
Carlo Bozotti
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the consolidated financial statements of STMicroelectronics N.V. listed in the index appearing under Item 18 of this 2012 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of STMicroelectronics N.V. listed in the index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”, appearing under Item 15 of this 2012 Annual Report to Shareholders on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Geneva, Switzerland
March 4, 2013

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
In million of U.S. dollars except per share amounts	December 31, 2012	December 31, 2011	December 31, 2010
Net sales	8,380	9,630	10,262
Other revenues	113	105	84

Net revenues	8,493	9,735	10,346
Cost of sales	(5,710)	(6,161)	(6,331)

Gross profit	2,783	3,574	4,015
Selling, general and administrative	(1,166)	(1,210)	(1,175)
Research and development	(2,413)	(2,352)	(2,350)
Other income and expenses, net	91	109	90
Impairment, restructuring charges and other related closure costs	(1,376)	(75)	(104)

Operating income (loss)	(2,081)	46	476
Other-than-temporary impairment charge and realized gains on financial assets	—	318	—
Interest expense, net	(35)	(25)	(3)
Income (loss) on equity-method investments and gain on investment divestiture	(24)	(28)	242
Gain (loss) on financial instruments, net	3	25	(24)

Income (loss) before income taxes and noncontrolling interest	(2,137)	336	691
Income tax expense	(51)	(181)	(149)

Net income (loss)	(2,188)	155	542
Net loss (income) attributable to noncontrolling interest	1,030	495	288

Net income (loss) attributable to parent company	(1,158)	650	830

Earnings per share (Basic) attributable to parent company stockholders	(1.31)	0.74	0.94

Earnings per share (Diluted) attributable to parent company stockholders	(1.31)	0.72	0.92

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2012	December 31, 2011	December 31, 2010
Net income (loss)	(2,188)	155	542
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	64	(106)	(224)
Less : reclassification adjustment for gain on equity investment divestiture	—	—	(37)

Foreign currency translation adjustments	64	(106)	(261)
Unrealized gains (losses) arising during the period	6	—	(16)
Less : reclassification adjustment for (income) losses included in net income (loss)	—	(33)	45

Unrealized gains (losses) on securities	6	(33)	29
Unrealized gains (losses) arising during the period	30	(13)	(2)
Less : reclassification adjustment for (income) losses included in net income (loss)	59	(112)	58

Unrealized gains (losses) on derivatives	89	(125)	56
Prior service cost arising during the period	(4)	—	(12)
Net gains (losses) arising during the period	(20)	(72)	(13)
Less : amortization of prior service cost included in net periodic pension cost	5	1	5

Defined benefit pension plans	(19)	(71)	(20)
Other comprehensive income (loss), net of tax	140	(335)	(196)
Comprehensive income (loss)	(2,048)	(180)	346
Less : comprehensive income (loss) attributable to noncontrolling interest	(1,014)	(521)	(299)
Comprehensive income (loss) attributable to the company’s stockholders	(1,034)	341	645

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
In million of U.S. dollars	December 31, 2012	December 31, 2011
Assets
Current assets :
Cash and cash equivalents	2,250	1,912
Restricted cash	—	3
Short-term deposits	1	—
Marketable securities	238	413
Trade accounts receivable, net	1,005	1,046
Inventories	1,353	1,531
Deferred tax assets	137	141
Assets held for sale	—	28
Other current assets	518	506

Total current assets	5,502	5,580

Goodwill	141	1,059
Other intangible assets, net	213	645
Property, plant and equipment, net	3,481	3,920
Non-current deferred tax assets	414	332
Restricted cash	4	5
Long-term investments	119	121
Other non-current assets	560	432

	4,932	6,514

Total assets	10,434	12,094

	As at
In million of U.S. dollars	December 31, 2012	December 31, 2011
Liabilities and equity
Current liabilities:
Bank overdrafts	—	7
Short-term debt	630	733
Trade accounts payable	797	656
Other payables and accrued liabilities	942	976
Dividends payable to stockholders	89	88
Deferred tax liabilities	11	14
Accrued income tax	86	95

Total current liabilities	2,555	2,569

Long-term debt	671	826
Post-retirement benefit obligations	477	409
Long-term deferred tax liabilities	14	21
Other long-term liabilities	353	273

	1,515	1,529

Total liabilities	4,070	4,098

Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 887,953,202 shares outstanding)	1,156	1,156
Capital surplus	2,555	2,544
Retained earnings	1,959	3,504
Accumulated other comprehensive income	794	670
Treasury stock	(239)	(271)

Total parent company stockholders’ equity	6,225	7,603
Noncontrolling interest	139	393

Total equity	6,364	7,996
Total liabilities and equity	10,434	12,094

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2009	1,156	2,481	(377)	2,723	1,164	1,216	8,363

Stock-based compensation expense		34	73	(73)			34
Equity investment divestiture				8			8
Comprehensive income (loss):
Net income (loss)				830		(288)	542
Other comprehensive income (loss), net of tax					(185)	(11)	(196)

Comprehensive income (loss)							346
Dividends to noncontrolling interest						(7)	(7)
Dividends, $0.28 per share				(247)			(247)

Balance as of December 31, 2010	1,156	2,515	(304)	3,241	979	910	8,497

Stock-based compensation expense		29	33	(33)			29
Business combination						9	9
Comprehensive income (loss):
Net income (loss)				650		(495)	155
Other comprehensive income (loss), net of tax					(309)	(26)	(335)

Comprehensive income (loss)							(180)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(354)			(354)

Balance as of December 31, 2011	1,156	2,544	(271)	3,504	670	393	7,996

Stock-based compensation expense		11	32	(32)			11
Contribution of noncontrolling interest						765	765
Comprehensive income (loss):
Net loss				(1,158)		(1,030)	(2,188)
Other comprehensive income (loss), net of tax					124	16	140

Comprehensive income (loss)							(2,048)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(355)			(355)

Balance as of December 31, 2012	1,156	2,555	(239)	1,959	794	139	6,364

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2012	December 31, 2011	December 31, 2010
Cash flows from operating activities:
Net income (loss)	(2,188)	155	542
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	1,107	1,279	1,240
Other-than-temporary impairment charge and realized gains on financial assets	—	(318)	—
(Gain) loss on financial instruments, net	(3)	(25)	24
Non-cash stock-based compensation	11	29	34
Other non-cash items	(65)	(151)	(112)
Deferred income tax	(80)	47	120
Loss (income) on equity-method investments and (gain) on investment divestiture	24	28	(245)
Impairment, restructuring charges and other related closure costs, net of cash payments	1,303	(79)	(38)
Changes in assets and liabilities:
Trade receivables, net	35	184	139
Inventories, net	191	(59)	(252)
Trade payables	148	(384)	212
Other assets and liabilities, net	129	174	130

Net cash from operating activities	612	880	1,794

Cash flows from investing activities:
Payment for purchase of tangible assets	(492)	(1,284)	(1,063)
Proceeds from sale of tangible assets	16	26	29
Payment for purchase of marketable securities	(450)	(352)	(1,100)
Proceeds from sale of marketable securities	630	818	1,219
Proceeds from settlement of non-current marketable securities	—	350	—
Investment in short-term deposits	—	—	(62)
Proceeds from matured short-term deposits	—	73	—
Restricted cash	—	(95)	—
Release of restricted cash	3	87	250
Investment in intangible and financial assets	(117)	(95)	(112)
Proceeds from sale of intangible and financial assets	15	—	5
Net proceeds from sale of stock received on investment divestiture	—	195	319
Payment for business acquisitions, net of cash and cash equivalents acquired	(1)	(10)	(11)

Net cash used in investing activities	(396)	(287)	(526)

	Twelve Months Ended
In million of U.S. dollars	December 31, 2012	December 31, 2011	December 31, 2010
Cash flows from financing activities:
Proceeds from long-term debt	464	3	1
Proceeds from short-term borrowings	390	333	75
Repurchase of issued debt	(219)	(422)	(508)
Repayment of long-term debt	(109)	(108)	(218)
Repayment of short-term borrowings	(20)	(8)	—
Increase (decrease) in short-term facilities	(7)	7	—
Dividends paid to stockholders	(355)	(327)	(212)
Dividends paid to noncontrolling interests	(5)	(5)	(7)
Other financing activities	(4)	(2)	(7)

Net cash from (used in) financing activities	135	(529)	(876)

Effect of changes in exchange rates	(13)	(44)	(88)

Net cash increase	338	20	304

Cash and cash equivalents at beginning of the period	1,912	1,892	1,588

Cash and cash equivalents at end of the period	2,250	1,912	1,892

Supplemental cash information:
Interest paid	26	17	15
Income tax paid	51	83	23

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

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

2.1 – Principles of consolidation

The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany balances and transactions have been eliminated in consolidation. In compliance with U.S. GAAP, the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates any VIEs, for which the Company is determined to be the primary beneficiary, as described in Note 2.9.

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

2.2 – Use of estimates

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

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets and equity investments,

•	restructuring charges,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations, and

•

determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets and valuation allowances, and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

2.3 – Foreign currency

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

The functional currency of each subsidiary of the Company is either the local currency or the U.S. dollar, depending on the basis of the economic environment in which each subsidiary operates. Foreign currency transactions, including operations in local currency when the U.S. dollar is the functional currency, are measured into the functional currency using the period average exchange rate. Foreign exchange gains and losses resulting from the translation at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income on the line “Other income and expenses, net”.

For consolidation purposes, the results and financial position of the subsidiaries whose functional currency is different from the U.S. dollar are translated into the U.S. dollar reporting currency as follows:

(a)	assets and liabilities for each consolidated balance sheet presented are translated at the closing exchange rate as of the balance sheet date;

(b)	income and expenses for each consolidated statement of income presented are translated at the monthly average exchange rate;

(c)	the resulting exchange differences are reported as Currency Translation Adjustments (“CTA”), a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income.

2.4 – Cash and cash equivalents

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

2.5 – Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business. They are recognized at their billing value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. Additionally, the Company evaluates its customers’ financial condition periodically and records a provision for any specific account it considers as doubtful. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the charge is recognized on the line “Selling, general and administrative” in the consolidated statements of income.

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

2.6 – Inventories

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

2.7 – Current and deferred income tax

Income tax for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. However deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit and loss. Deferred income tax is determined using tax rates and laws that are enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized in earnings in the period in which the law is enacted. Deferred income tax assets are recognized in full, but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

The Company recognizes a deferred tax liability on undistributed earnings of subsidiaries when there is a presumption that the earnings will be remitted to the parent. This presumption is overcome only if the Company can demonstrate that the earnings will be permanently reinvested. A deferred tax asset is recognized on compensation for the grant of stock awards to the extent that such charge constitutes a temporary difference in the subsidiaries’ local tax jurisdictions. Changes in the stock price do not impact the deferred tax asset and do not result in any adjustments prior to vesting. When the actual tax deduction is determined, generally upon vesting, it is compared to the deferred tax asset as recognized over the vesting period. When a windfall tax benefit is determined (as the excess tax benefit of the actual tax deduction over the deferred tax asset) the excess tax benefit is recorded in equity on the line “Capital surplus” on the consolidated statements of equity. In case of shortfall, only the actual tax benefit is to be recognized in the consolidated financial statements. The Company writes off the deferred tax asset at the level of the actual tax deduction by charging first capital surplus to the extent of the pool of windfall benefits available from prior years, and then earnings. When the settlement of an award results in a net operating loss (“NOL”) carryforward, or increase of existing NOLs, the excess tax benefit and the corresponding credit to capital surplus is not recorded until the deduction reduces income tax payable.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists of determining whether a benefit may be recognized; the assessment is based on a more-likely-than-not recognition threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50 percent, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The Company classifies interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income.

2.8 – Assets held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. The assets are classified as assets to be disposed of by sale when the following conditions have been met: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. Depreciation is not charged on long-lived assets classified as held-for-sale. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”. If the long-lived assets no longer meet the held-for-sale model, they are reported as assets held for use and thus reclassified from current assets to the line “Property, plant and equipment, net” in the consolidated balance sheets. The assets are measured at the lower of their fair value at the date of the subsequent decision not to sell and their carrying amount prior to their classification as assets held for sale, adjusted for any depreciation that would have been recognized if the long-lived assets had not been classified as assets held for sale. Any required adjustment to the carrying value of the asset that is reclassified as held and used is recorded in the income statement at the time of the reclassification and reported in the same income statement caption that was used to report adjustments to the carrying value of the asset during the time it was held for sale (line “Impairment, restructuring charges and other related closure costs”).

2.9 – Business combinations and goodwill

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

The purchase accounting method is applied to all business combinations. The identifiable assets acquired, equity instruments issued, and liabilities assumed are measured at fair value on the acquisition date. Any contingent purchase price and acquired contingencies are recorded at fair value on the acquisition date. Acquisition-related transaction costs and restructuring costs relating to the acquired business are expensed as incurred. Acquired in-process research and development (“IPR&D”) is capitalized and recorded as an intangible asset on the acquisition date, subject to impairment testing until the research or development is completed or abandoned. The excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed is recorded as goodwill. In case of a bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed; the noncontrolling interest in the acquiree, if any; the Company’s previously held equity interest in the acquiree, if any; and the consideration transferred. If after this review, a bargain purchase is still indicated, it is recognized in earnings attributed to the Company. The purchase of additional interests in a partially owned subsidiary is treated as an equity transaction as well as all transactions concerning the sale of subsidiary stock or the issuance of stock by the partially owned subsidiary as long as there is no change in control of the subsidiary. If as a consequence of selling subsidiary shares, the Company no longer controls the subsidiary, the Company recognizes a gain or loss in earnings.

Goodwill represents the excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed. Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist. Goodwill subject to potential impairment is tested at a reporting unit level, after performing a “qualitative” assessment to determine whether impairment testing is necessary, in cases where the Company has elected to apply such option. The impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company uses a market approach with financial metrics of comparable public companies and estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

2.10 – Intangible assets with finite useful lives

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and the intangible assets acquired in business combinations recorded at fair value, which include trademarks, technologies and licenses, contractual customer relationships and computer software.

Trademarks and technology licenses

Separately acquired trademarks and licenses are recorded at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and impairment losses, if any. Amortization begins when the intangible asset is available for use and is calculated using the straight-line method to allocate the cost of trademarks and licenses over the estimated useful lives, which range from 3 to 7 years.

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

Computer software

Separately acquired computer software is recorded at historical cost. Costs associated with maintaining computer software programs are expensed in the consolidated statements of income as incurred. The capitalization of costs for internally generated software developed by the Company for its internal use begins when the preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended. Amortization on computer software begins when the software is available for use and is calculated using the straight-line method over the estimated useful life, which does not exceed 4 years.

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

2.11 – Property, plant and equipment

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

2.12 – Investments

The Company assesses each investment to determine whether the investee is a Variable Interest Entity (“VIE”). The Company consolidates the VIEs for which the Company is determined to be the primary beneficiary, as described in Note 2.9.

Investments in public companies that have readily determinable fair values and for which the Company does not have the ability to exercise significant influence are classified as trading or available-for-sale equity securities, as described in Note 2.22. Investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost-method. Under the cost-method of accounting, investments are carried at historical cost and are adjusted only for declines in value. The fair value of a cost-method investment is estimated on a non-recurring basis when there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. An impairment loss is immediately recorded in the consolidated statements of income when it is assessed to be other-than-temporary and is based on the Company’s assessment of any significant and sustained reductions in the investment’s fair value. For unquoted equity securities, assumptions and estimates used in measuring fair value include the use of recent arm’s length transactions when they reflect the orderly exit price of the investments. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income.

Equity-method investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights.

These investments are valued under the equity-method and are initially recognized at cost. Goodwill on equity-method investments is included in the carrying value of the investment and is not individually tested for impairment. Equity-method investments also include entities which the Company determines to be VIEs, as described in Note 2.9, if the Company has the ability to exercise significant influence over the entity’s operations even if the Company owns less than 20% and is not the primary beneficiary. The Company’s share in the result of operations of equity-method investments is recognized in the consolidated statements of income on the line “Income (loss) on equity-method investments” and in the consolidated balance sheets as an adjustment to the carrying amount of the investments. Where there has been a change recognized directly in the equity of the investee, the Company recognizes its share in the adjustment, when applicable, directly in the consolidated statement of equity. The financial statements of the equity-method investments are prepared for the same reporting period as the Company or with a time lag not exceeding three months if the investee cannot issue financial statements within the closing timeframe requirements of the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company. At each period-end, the Company assesses whether there is objective evidence that its interests in equity-method investments are impaired. Once a determination is made that an other-than-temporary impairment exists, the Company writes down the carrying value of the equity-method investment to its fair value at the balance sheet date, which establishes a new cost basis. The fair value of an equity-method investment is measured on a non-recurring basis using primarily a combination of an income approach, based on discounted cash flows, and a market approach with financial metrics of comparable public companies.

2.13 – Provisions

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

2.14 – Long-term debt

(a) Convertible debt

Zero-coupon convertible bonds are recorded at principal amount in long-term debt and are subsequently reported at amortized cost.

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

(b) Bank loans and senior bonds

Bank loans and non-convertible senior bonds, are recognized at historical cost, net of transaction costs incurred. They are subsequently reported at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of income over the period of the borrowings using the effective interest rate method.

As described in Note 2.11, lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as capital leases. The Company reports the leased assets on the line “Property, plant and equipment, net” and recognizes a financial liability corresponding to the contractual obligation to proceed to future lease payments, which is included in long-term debt. Each lease payment is allocated between the debt repayment and interest expense.

Short-term debt is classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.15 – Employee benefits

(a) Pension obligations

The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. Such plans include both defined benefit and defined contribution plans. For defined benefit pension plans, the liability recognized in the consolidated balance sheets is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives. Past service costs are recognized immediately in earnings, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.

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

(c) Termination benefits

Termination benefits are payable when an employee is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for termination benefits. For the accounting treatment and timing recognition of involuntarily termination benefits, the Company distinguishes between one-time termination benefit arrangements and ongoing termination benefit arrangements. A one-time termination benefit arrangement is established by a termination plan and applies to a specified termination event. One-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which the communication criterion is not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for when commitment creates a present obligation to others for the benefits expected to be paid, when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.

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

(f) Share-based compensation

The Company grants nonvested shares to senior executives, selected employees, members and professionals of the Supervisory Board. The shares are granted for free to employees and at par value for the members and professionals of the Supervisory Board. The awards granted to employees contingently vest upon achieving certain performance conditions and upon completion of an average three-year service period. Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees but are not forfeited even if the service period is not completed. The Company measures the cost of share-based service awards based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. When, as for awards granted to the Supervisory Board, no service period is required, compensation is recorded immediately in earnings. Compensation is recognized only for the awards that ultimately vest. The compensation cost is recorded through earnings against equity, under “Capital surplus” in the consolidated statements of equity. The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing to provide the service condition, and forfeitures following the non-completion of one or more performance conditions.

Liabilities for the Company’s portion of payroll taxes are not accrued for over the vesting period but are recognized at vesting, which is the event triggering the measurement of employee-related social charges, based on the intrinsic value of the share at vesting date, and payment of the social contributions in most of the Company’s local tax jurisdictions.

2.16 – Share capital

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

2.17 – Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by stockholders and distributions to stockholders. In the accompanying consolidated financial statements, “Other comprehensive income (loss)” and “Accumulated Other comprehensive income” primarily consists of temporary unrealized gains or losses on securities classified as available-for-sale, unrealized gains (losses) on derivatives designated as cash flow hedge and the impact of recognizing the funded status of defined benefit plans, as well as foreign currency translation adjustments, net of tax.

2.18 – Revenue Recognition

Revenue is recognized as follows:

Net sales

Revenue from products sold to customers is recognized when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collection is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the

Company. The Company accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company records the accrued amounts as a deduction of revenue at the time of the sale.

The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products are non-conforming, the Company will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Company provides for such returns when they are considered probable and can be reasonably estimated. The Company records the accrued amounts as a reduction of revenue.

The Company’s insurance policy relating to product liability only covers physical damage and other direct damages caused by defective products. The Company carries limited insurance against immaterial non consequential damages. The Company records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions limit its liability to the sales value of the products which gave rise to the claims.

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

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2010	2011	2012	2013
Licenses and process documentation	29	56	9
Training and support services	28	14	9	2

Total Revenues under Multiple Deliverable Arrangements	57	70	18	2

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

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Furthermore, following the enactment of the French Finance Act for 2008, which included several changes to the research tax credit regime (“CréditImpôtRecherche”), French research tax credits are deemed to be grants in substance. Unlike other research and development funding, the amounts to be received are determinable in advance and accruable as the funded research expenditures are made. They are thus reported as a reduction of research and development expenses. The research tax credits are to be paid in cash by the French tax authorities within three years in case they are not deducted from income tax payable during this period of time.

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

Funding receivables are reported as non-current assets unless cash settlement features of the receivables evidence that collection is expected within one year. Long-term receivables that do not present any tax attribute or legal restriction are reflected in the balance sheets at their discounted net present value. The subsequent accretion of the discounting effect is recorded as non-operating income in “Interest income (expense), net”.

The Company receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Company records these loans as debt in its consolidated balance sheets.

2.19 – Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2012, 2011 and 2010 were $12 million, $12 million and $11 million respectively.

2.20 – Research and development

Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research and development costs are expensed as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is reported as research and development expenses. Research and development expenses are reported net of research tax credits received in the French jurisdiction, as described in Note 2.18.

2.21 – Start-up and phase-out costs

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

2.22 – Financial assets

The Company did not hold at December 31, 2012 and 2011 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets in the following categories: trading and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost, as described in Note 2.12. They are neither classified as held-for-trading nor as available-for-sale.

Purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets classified as available-for-sale and as trading are initially recognized and subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership; the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”. The basis on which the cost of a security sold and the amount reclassified out of accumulated other comprehensive income into earnings is the specific identification method.

The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates. These assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, the Company establishes fair value by reference to publicly available indices of securities with the same rating and comparable underlying collaterals or industries’ exposure, which the Company believes approximates the amount that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date. In measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value.

Trading financial assets

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

Changes in fair value, including declines determined to be temporary, of securities classified as available-for-sale are recognized as a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets classified as available-for-sale is impaired. When equity securities classified as available-for-sale are determined to be other-than-temporarily impaired, the accumulated fair value adjustments previously recognized in comprehensive income are reported as a non-operating element on the consolidated statements of income on the line “Other-than-temporary impairment charge and realized gains (losses) on financial assets”. For debt securities, if a credit loss exists, but the Company does not intend to sell the impaired security and is not more likely than not to be required to sell before recovery, the impairment is separated into the estimated amount relating to credit loss, and the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings on the line “Other-than-temporary impairment charge and realized gains (losses) on financial assets”, with the remainder of the loss amount recognized in accumulated other comprehensive income (loss). Impairment losses recognized in the consolidated statements of income are not reversed through earnings.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in comprehensive income are reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”. The cost of securities sold and the amount reclassified out of accumulated other comprehensive income into earnings is determined based on the specific identification of the securities sold.

2.23 – Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized on the date a derivative contract is entered into and are subsequently measured at fair value. The method of recognizing the gain or loss resulting from the derivative instrument depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedge transaction. The Company has designated certain derivatives as hedges of a particular risk associated with a highly probable forecasted transaction (cash flow hedge).

The Company documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative instruments that are not designated as hedges are classified as trading financial assets, as described in Note 2.22.

Derivative financial instruments classified as trading

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

Cash Flow Hedge

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Company also hedges through the use of currency forward contracts certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses, as well as certain Singapore dollar-denominated manufacturing forecasted transactions. As part of its ongoing investing and financing activities, the Company may from time to time enter into certain derivative transactions that are designated and qualify as a cash flow hedge.

The derivative instruments are designated and qualify for cash flow hedge at inception of the contract and on an ongoing basis over the duration of the hedge relationship. They are reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction with the critical terms of the hedging instrument matching the terms of the hedged forecasted transaction. This enables the Company to conclude that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging instruments.

For derivative instruments designated as cash flow hedge, the gain or loss from the effective portion of the hedge is reported as a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line as the hedged transaction. For these derivatives, ineffectiveness appears if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transactions. Effectiveness on transactions hedged through purchased options is measured on the full fair value of the option, including time value.

When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in “Other comprehensive income (loss)” in the consolidated statements of comprehensive income is immediately transferred to the consolidated statements of income within “Other income and expenses, net” if the de-designated derivative relates to operating activities. If upon de-designation, the derivative instrument is held in view to be sold with no direct relation with current operating activities, changes in the fair value of the derivative instrument following de-designation are reported as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income. If the derivative is still related to operating activities, the changes in fair value subsequent to the discontinuance continue to be reported within “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.22.

In order to optimize its hedging strategy, the Company can be required to cease the designation of certain cash flow hedge transactions and enter into a new designated cash flow hedge transaction with the same hedged forecasted transaction but with a new hedging instrument. De-designation and re-designation are formally authorized and limited to the de-designation of purchased currency options with re-designation of the cash flow hedge through subsequent forward contracts when the Euro/U.S. dollar exchange rate is decreasing, the intrinsic value of the option is nil, the hedged transaction is still probable of occurrence and meets at re-designation date all criteria for hedge accounting. At de-designation date, the net derivative gain or loss related to the de-designated cash flow hedge continues to be reported in other comprehensive income. From de-designation date, the change in fair value of the de-designated hedging item is recognized each period in the consolidated statements of income on the line “Other income and expenses, net”, as described in Note 2.22. The net derivative gain or loss related to the de-designated cash flow hedge deferred in other comprehensive income is reclassified to earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line as the hedged transaction.

2.24 – Recent accounting pronouncements

(a)	Accounting pronouncements effective in 2012

In May 2011, the FASB issued and amended the guidance on fair value measurement and disclosure requirements in U.S. GAAP. The main changes to current practice are presented hereafter. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets. It also prohibits the application of a blockage factor to all fair value measurements. Moreover, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The new guidance also required the disclosure of quantitative information about unobservable inputs used, a description of the valuation process used by the entity and a qualitative discussion about the sensitivity of the measurements. Additionally, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but for which fair value is disclosed. The amendment is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted the amendment as of January 1, 2012, which did not have any significant impact on fair value measurements as applied by the Company, and expanded the additional disclosures described above in Note 24.

In June 2011, the FASB issued new guidance for the presentation of comprehensive income. The new guidance eliminates the current option to report Other Comprehensive Income (“OCI”) and its components in the statement of equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements of net income and comprehensive income. Each component of net income and each component of OCI, together with totals for comprehensive income and its two parts, would need to be displayed under either alternative. The statement(s) would need to be presented with equal prominence as the other primary financial statements. The Company adopted the new guidance as of January 1, 2012 and elected to present items of net income and other comprehensive income in two separate, but consecutive, statements.

In September 2011, the FASB issued new guidance on testing goodwill for impairment. The revised guidance is intended to simplify the goodwill impairment test by providing an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The qualitative assessment consists of determining whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the entity concludes pursuant to this qualitative test that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would be required to conduct the current two-step goodwill impairment test. The revised guidance was adopted as of January 1, 2012 and the Company did not elect to apply the option for qualitative assessment for the year ended December 31, 2012. Consequently, the Company proceeded directly to the two-step quantitative test when it performed its annual goodwill impairment test in the third quarter of 2012.

In July 2012, the FASB issued new guidance on testing indefinite-lived intangible assets for impairment. It allows entities to perform a “qualitative” assessment to determine whether further impairment testing is necessary, similar in approach to the goodwill impairment test. The revised guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, an entity can choose to early adopt the revised guidance, provided that the entity has not yet performed its 2012 annual impairment test or issued its financial statements. The Company early adopted the revised guidance, which was applied to its annual impairment test performed in the third quarter of 2012. The revised guidance did not have any material effect on the Company’s annual impairment testing since the Company does not hold any indefinite-lived intangible assets.

In October 2012, the FASB made technical corrections and improvements to the Accounting Standards Codification. The amendments that are nonsubstantive in nature are effective immediately, while the amendments that are subject to transition guidance are effective for fiscal periods beginning after December 15, 2012. These technical corrections and improvements to the Codification did not result in changes to current practice for the Company.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In December 2011, the FASB issued new guidance on disclosures about offsetting assets and liabilities. Entities with balances presented on a net basis in the financial statements shall disclose both gross and net information about instruments and transactions eligible for offset in the consolidated balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In February 2013, the FASB issued a guidance clarifying the scope of disclosures about offsetting assets and liabilities by limiting such scope to derivatives, repurchase agreements and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt the new guidance when effective and the amended guidance is not expected to have a significant impact on the Company’s disclosures.

In February 2013, the FASB issued new guidance on reporting amounts reclassified out of accumulated other comprehensive income. The new guidance requires that the effect of significant amounts reclassified from each component of accumulated other comprehensive income be presented either in a single note or parenthetically on the face of the financial statements, based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The disclosure requirements are effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the new guidance when effective and will report amounts reclassified out of accumulated other comprehensive income in a single footnote.

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at December 31, 2012 and December 31, 2011 are detailed in the tables below:

In millions of U.S. dollars	December 31, 2011	Purchase	Sale/ Settlement	Change in fair value included in OCI* for available- for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	December 31, 2012
Debt securities issued by the U.S. Treasury	100	450	(400)	—	—	—	150
Debt securities issued by foreign governments	81	—	(81)	—	—	—	—
Fixed rate debt securities issued by financial institutions	27	—	(25)	—	—	(2)	—
Senior debt Floating Rate Notes issued by financial institutions	205	—	(124)	6	1	—	88
Total	413	450	(630)	6	1	(2)	238

*	Other Comprehensive Income

In millions of U.S. dollars	December 31, 2010	Purchase	Sale/ Settlement	Change in fair value included in OCI* for available- for-sale marketable securities	Change in fair value recognized in earnings	Realized gain	Foreign exchange result through OCI*	December 31, 2011
Debt securities issued by the U.S. Treasury	350	100	(350)	—	—	—	—	100
Debt securities issued by foreign governments	213	225	(355)	—	—	—	(2)	81
Fixed rate debt securities issued by financial institutions	—	27	—	—	—	—	—	27
Senior debt Floating Rate Notes issued by financial institutions	328	—	(113)	(2)	(5)	—	(3)	205
Auction Rate Securities	72	—	(350)	(45)	—	323	—	—
Equity securities classified as available-for-sale	161	—	(189)	14	14	—	—	—
Total	1,124	352	(1,357)	(33)	9	323	(5)	413

*	Other Comprehensive Income

The U.S. Treasury Bills portfolio amounting to $150 million as of December 31, 2012 and $100 million as of December 31, 2011, has a duration of less than five months on average. They were rated Aaa by Moody’s as at December 31, 2012 and 2011. The change in fair value of these marketable securities was not material as at December 31, 2012 and 2011. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a Level 1 fair value measurement hierarchy.

All securities are classified as available-for-sale and recorded at fair value, with changes in fair value recognized as a separate component of the consolidated statements of comprehensive income, except for those declines deemed to be other-than-temporary.

Out of the three investment positions in Senior debt Floating Rate Notes, three are in an unrealized loss position, which has been considered as temporary. For all investments, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 1 year on average and the securities have an average rating of A-/Baa1/A, the Company expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments and the cumulative change in fair value is recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a Level 1 fair value measurement hierarchy. The aggregate amortized cost basis of these securities totalled $89 million and $252 million as at December 31, 2012 and December 31, 2011, respectively. As at December 31, 2012 a total pre-tax unrealized loss of $1 million was deferred in Accumulated other comprehensive income on these financial assets.

As at December 31, 2011, the Company held $5 million in Euro-denominated senior unsecured bonds issued by Lehman Brothers, for an original investment of Euro 15 million. Those debt securities were sold in 2012, generating cash proceeds totalling $5 million. The gain, which was not material, was reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2012.

The debt securities and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2012, since they represent investments of funds available for current operations.

The $81 million of Italian Treasury Bills held as at December 31, 2011 were rated A2 by Moody’s. They were sold in 2012, together with the fixed rate debt securities totalling $27 million as at December 31, 2011.

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2012	December 31, 2011
Trade accounts receivable	1,015	1,061
Provision for doubtful accounts	(10)	(15)
Total	1,005	1,046

Bad debt expense in 2012, 2011, and 2010 was $1 million, $1 million and $1 million respectively. In 2012 none of the customers represented over 10% of consolidated net revenues. In 2011 and 2010 one customer, the Nokia group of companies, represented 10.4% and 13.9% of consolidated net revenues, respectively.

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable within ST-Ericsson. As at December 31, 2012, $127 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $1,143 million for the year 2012, with a financial cost totaling $4 million reported on the line “Interest expense, net” on the consolidated statement of income for the year ended December 31, 2012.

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

Inventories, net of reserve, consisted of the following:

	December 31, 2012	December 31, 2011
Raw materials	78	105
Work-in-process	941	1,002
Finished products	334	424
Total	1,353	1,531

6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2012	December 31, 2011
Receivables from government agencies	156	152
Taxes and other government receivables	68	77
Advances	84	118
Prepayments	74	46
Loans and deposits	15	14
Interest receivable	1	4
Derivative instruments	36	2
Receivables from equity-method investments	16	20
Other current assets	68	73
Total	518	506

Derivative instruments are further described in Note 24.

7.	BUSINESS COMBINATIONS

Acquisition in 2011

Until April 15, 2011, the Company accounted for its 41.2% equity-method investment in Veredus Laboratories Pte (“Veredus”) under the equity-method. Veredus is a life science company based in Singapore that develops, commercializes and manufactures diagnostic tools that are marketed worldwide. Veredus offers highly sensitive and user friendly molecular diagnostic tools that include gel based detection kits and the latest cutting edge Lab-on-Chip technology. These diagnostic tools can be used in field conditions as well as in medical labs and hospitals.

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

The goodwill is attributable to the workforce of the acquired business and to the increased footprint of the Company in the healthcare business. The goodwill is not expected to be deductible for tax purposes. All of the $10 million was allocated to the Company’s Analog, MEMS and Microcontrollers (“AMM”) segment.

Immediately after this acquisition, the Company increased its ownership in Veredus to 67% through the issuance of new Veredus’ shares for a cash amount of $1 million. This transaction did not result in a change of control of Veredus and therefore has been accounted for as an equity transaction.

Acquisition in 2012

On July 31, 2012, the Company completed a transaction to acquire substantially all the assets and employees of bTendo ltd, a company based in Israel. This transaction is intended to position the Company as a leader in the emerging video-sharing market for smartphones and other portable consumer devices. This transaction structured as an asset deal has been accounted for as a business combination. The activities of this business are included in the reportable segment “Analog, MEMS and Microcontrollers” (“AMM”). The fair value of the identifiable assets and assumed liabilities acquired from bTendo ltd at acquisition date were as follows:

In millions of U.S. dollars	Fair value recognized at acquisition date
Technology	6
In-process R&D	4
Goodwill	1
Total identifiable net assets at fair value	11
Purchase consideration	11

The purchase consideration includes a cash payment of $1 million, a non-cash consideration for $1 million and the acquisition-date fair value of a sales earn-out for $9 million. Goodwill on this transaction arises principally due to the value of the assembled workforce.

8.	GOODWILL

Goodwill allocated to reportable segments as of December 31, 2012 and 2011 and changes in the carrying amount of goodwill during the years ended December 31, 2012 and 2011 are as follows:

	Wireless Segment (“Wireless”)	Analog, MEMS and Microcontrollers Sector (“AMM”)	Digital Segment (“Digital”)	Total
December 31, 2010	923	88	43	1,054
Business Combinations	—	10	—	10
Foreign currency translation	(2)	(3)	—	(5)
December 31, 2011	921	95	43	1,059
Business Combinations	—	1	—	1
Foreign currency translation	1	2	—	3
Impairment loss	(922)	—	—	(922)
December 31, 2012	—	98	43	141

Goodwill as at December 31, 2011 is net of accumulated impairment losses of $64 million, of which $7 million relates to the AMM segment and $57 million relates to the Digital segment. Goodwill as at December 31, 2012 is net of accumulated impairment losses of $986 million, of which $922 million relates to the Wireless segment, $7 million relates to the AMM segment and $57 million relates to the Digital segment.

In 2012, the Company recorded on Wireless goodwill an impairment loss totalling $922 million.

During the third quarter of 2012, the Company performed its annual impairment campaign. The Company did not elect to perform a qualitative assessment on any of its tested reporting units. The impairment test was conducted following a two-step process. In the first step, the Company compared the fair value of the reporting unit to its carrying value. For Wireless, the fair value of the reporting unit, which was based on the latest five-year plan for the Wireless segment updated during the third quarter of 2012 and based on management’s best estimate about future developments of the Wireless business as well as market and customer assumptions, was lower than its carrying value and further testing was required. The Wireless’ fair value had to be allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that calculated the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business combination. Based on preliminary analysis, the Company estimated in the third quarter of 2012 that the implied fair value of Wireless goodwill was lower than its carrying value. Due to the complexity required to estimate the fair value of the Wireless reporting unit in the first step of the impairment test and to estimate the fair value of all assets and liabilities of the Wireless reporting unit in the second step of the test, the preliminary fair value estimates were derived based on management’s best assumptions at that time. As a result, the Company recorded a preliminary impairment charge of $690 million for Wireless goodwill in the third quarter of 2012.

In December 2012, following the Company’s decision to exit ST-Ericsson by the end of 2013, which did not qualify as an asset held-for-sale or a discontinued operation, and taking into consideration the latest market dynamics, an impairment test was performed on Wireless reporting unit. Prior to conducting the step one of the goodwill impairment test for the Wireless reporting unit, the Company first evaluated the recoverability of the long-lived assets assigned to the Wireless reporting unit and concluded that some of the intangible assets had to be impaired, as described in Note 9. In determining the fair value of the Wireless reporting unit, the Company used an estimate of the expected discounted future cash flows associated with the reporting unit on the basis of a plan for the Wireless reporting unit that included management’s best estimate about future developments and scenarios to exit ST-Ericsson and the Wireless business evolution. Based on this analysis, there was no implied fair value of goodwill as at December 31, 2012. Therefore, the Company impaired the remaining amount of goodwill for the Wireless reporting unit, for a total of $232 million.

9.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2012	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	742	(630)	112
Contractual customer relationships	13	(11)	2
Purchased software	356	(312)	44
Construction in progress	39	—	39
Other intangible assets	104	(88)	16

Total	1,254	(1,041)	213

December 31, 2011	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	882	(723)	159
Contractual customer relationships	488	(171)	317
Purchased software	358	(291)	67
Construction in progress	87	—	87
Other intangible assets	99	(84)	15

Total	1,914	(1,269)	645

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

As described in Note 7, purchase price allocation on the integration of bTendo AMM business resulted in the recognition of technology for $6 million and in-process R&D for $4 million.

The line “Other intangible assets” consists primarily of internally developed software. The amortization expense on capitalized software costs in 2012, 2011 and 2010 was $38 million, $33 million and $30 million, respectively.

In December 2012, following the Company’s decision to exit ST-Ericsson by the end of 2013, an impairment test was performed on Wireless reporting unit, as detailed in Note 8. Prior to conducting the impairment test on goodwill, the Company evaluated the recoverability of the long-lived assets assigned to the Wireless reporting unit, including acquired technologies, contractual customer relationships and capitalized software. Recoverability of these intangible assets was assessed based on the undiscounted future cash flows expected to result from their use or potential sale. Based on management’s best estimates about future developments and scenarios of the Wireless business, as well as assumptions on alternative future use or sale, the Company concluded that the undiscounted future cash flows were less than the carrying value. Therefore, these intangible assets were considered to be impaired. The amount of the impairment loss was measured as the difference between the carrying amount of these assets and the fair value based on a discounted cash flow approach. The impairment on intangible assets totalled $312 million and was composed of $261 million impairment on Wireless customer relationships, $45 million impairment on Wireless capitalized software and $6 million impairment on acquired technology.

The amortization expense in 2012, 2011 and 2010 was $177 million, $211 million and $207 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2013	78
2014	51
2015	40
2016	28
2017	11
Thereafter	5
Total	213

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2012	Gross Cost	Accumulated Depreciation	Net Cost
Land	93	—	93
Buildings	966	(395)	571
Facilities & leasehold improvements	3,151	(2,649)	502
Machinery and equipment	14,553	(12,363)	2,190
Computer and R&D equipment	504	(451)	53
Other tangible assets	165	(145)	20
Construction in progress	52	—	52

Total	19,484	(16,003)	3,481

December 31, 2011	Gross Cost	Accumulated Depreciation	Net Cost
Land	86	—	86
Buildings	955	(363)	592
Facilities & leasehold improvements	3,086	(2,479)	607
Machinery and equipment	14,320	(11,828)	2,492
Computer and R&D equipment	508	(444)	64
Other tangible assets	169	(140)	29
Construction in progress	50	—	50

Total	19,174	(15,254)	3,920

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, Machinery and equipment and Other tangible assets include assets acquired under capital lease. The Net Cost of Assets under capital lease for the years ended December 31, 2012 and 2011 was $3 million and $7 million, respectively.

The depreciation charge in 2012, 2011 and 2010 was $930 million, $1,068 million and $1,033 million, respectively.

Capital investment funding has totaled $1 million for the year ended December 31, 2012, $11 million for the year ended December 31, 2011 and $4 million for the year ended December 31, 2010. Public funding reduced depreciation charges by $10 million, $12 million and $13 million in 2012, 2011 and 2010 respectively.

For the years ended December 31, 2012, 2011 and 2010 the Company made equipment sales for cash proceeds of $16 million, $26 million and $29 million respectively.

11.	LONG-TERM INVESTMENTS

	December 31, 2012	December 31, 2011
Equity-method investments	106	94
Cost-method investments	13	27

Total	119	121

Equity-method investments

Equity-method investments as at December 31, 2012 and December 31, 2011 were as follows:

In millions of U.S. dollars, except percentages	December 31, 2012		December 31, 2011
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson AT SA	9	49.0%	16	49.0%
3Sun S.r.l.	91	33.3%	78	33.3%
MicroOLED SAS	6	39.6%	—	—

Total	106		94

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG, in which the Company owns 50% less a controlling share held by Ericsson. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2010, ST-Ericsson AT Holding AG was merged into ST-Ericsson AT SA. In 2012, the line “Income (loss) on equity-method investments and gain on investment divestiture” in the Company’s consolidated statement of income included a charge of $7 million related to JVD. This amount includes the amortization of basis differences and a charge of $4 million following the impairment registered after the Company’s announcement to exit the ST-Ericsson joint venture. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity-method investment that amounted to $9 million as at December 31, 2012.

The Company has determined that JVD is a VIE, but has determined that the Company is not the primary beneficiary of the entity. This determination is based on the judgment that the most significant activities of JVD are primarily R&D services performed for JVS and Ericsson, for which the Company does not have the power to direct by contract or voting control. The Company has not provided additional financial support in 2012 and currently has no requirement or intent to provide further financial support to JVD.

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

Since the investment in 3Sun is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity. The Company’s maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity-method investment that amounted to $91 million and a shareholder loan of $28 million as at December 31, 2012 and under certain conditions, to participate to further equity contributions up to Euro 14 million.

MicroOLED S.A.S.

In the third quarter 2012, the Company invested approximately $7 million in shares of MicroOLED SAS, therefore obtaining 39.6% of the voting rights. MicroOLED SAS is based in Grenoble and develops OLED micro-displays. The Company has determined that $4 million out of the total value of its investment is a basis difference created by the identification of technology intangibles in MicroOLED SAS. The Company accounts for its share of results in MicroOLED with a quarter lag. Since the investment in MicroOLED SAS is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity. The Company’s current maximum exposure to loss as a result of its involvement with MicroOLED is limited to its equity-method investment that amounted to $6 million as at December 31, 2012.

Cost-method investments

Investments carried at cost are equity securities with no readily determinable fair value.

12.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2012	December 31, 2011
Available-for-sale equity securities	10	9
Trading equity securities	8	7
Long-term State receivables	470	369
Long-term receivables from third parties	2	12
Long-term loans to affiliates	28	—
Prepaid for pension	5	1
Deposits and other non-current assets	37	34

Total	560	432

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

13.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2012	December 31, 2011
Employee related liabilities	397	370
Employee compensated absences	127	113
Taxes other than income taxes	71	62
Advances	45	73
Payables to equity-method investments	45	47
Obligations for capacity rights	1	10
Derivative instruments	1	75
Provision for restructuring	75	42
Current portion of pension	16	16
Royalties	39	35
Others	125	133
Total	942	976

The terms of the agreement for the inception of Numonyx, a company created in 2007 from the Company’s and Intel’s flash memory business key assets and sold in 2010 to Micron Technology Inc., included rights granted to Numonyx to use certain assets retained by the Company. As at December 31, 2012 and 2011 the value of such rights totaled $14 million and $23 million respectively, of which $1 million and $10 million respectively were reported as current liabilities.

Derivative instruments are further described in Note 24.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2012 and December 31, 2011.

14.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2012	December 31, 2011
Funding program loans from European Investment Bank:
0.33% due 2014, floating interest rate at Libor + 0.017%	40	60
0.34% due 2015, floating interest rate at Libor + 0.026%	28	37
0.36% due 2016, floating interest rate at Libor + 0.052%	77	97
0.63% due 2016, floating interest rate at Libor + 0.317%	103	129
0.53% due 2016, floating interest rate at Libor + 0.213%	114	143
1.42% due 2020, floating interest rate at Libor + 1.099%	100	—
1.27% due 2020, floating interest rate at Libor + 0.956%	221	—
1.02% due 2020, floating interest rate at Euribor + 0.817%	132	—
Other funding program loans:
0.54% (weighted average), due 2013-2018, fixed interest rate	7	10
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	12	—
Capital leases:
6.03% (weighted average), due 2013-2017, fixed interest rate	5	9
Senior Bonds:
0.58%, due 2013, floating interest rate at Euribor + 0.40%	462	453
Convertible debt:
1.50% convertible bonds due 2016	—	221

Total long-term debt	1,301	1,159
Less current portion	(630)	(333)

Total long-term debt, less current portion	671	826

Long-term debt is denominated in the following currencies:

	December 31, 2012	December 31, 2011
U.S. dollar	689	694
Euro	612	465
Total	1,301	1,159

The European Investment Bank’s loans denominated in Euros, but drawn in U.S. dollars, are classified as U.S. dollar-denominated debt.

Aggregate future maturities of total long-term debt outstanding (including current portion) are as follows:

December 31, 2012
2013	630
2014	165
2015	144
2016	134
2017	58
Thereafter	170

Total	1,301

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. In 2009 the Company repurchased

98 thousand bonds corresponding to $106 million principal amount for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million. In 2010 the Company repurchased around 386 thousand bonds corresponding to $417 million principal amount for a total cash consideration of $410 million, realizing a gain on the repurchase of $7 million. On February 23, 2011, certain bondholders exercised their put option and redeemed for cash around 41 thousand bonds corresponding to $45 million principal amount and a total cash consideration of $44 million. In 2011, the Company repurchased around 290 thousand bonds corresponding to $318 million principal amount for a total consideration of $314 million, realizing a gain on the repurchase of $4 million. On February 23, 2012, certain holders redeemed about 190 thousand convertible bonds at a price of $1,093.81, out of the total of around 200 thousand outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. In addition, in March 2012, the Company accepted the further put of around 5 thousand bonds for a cash consideration of $5 million. On March 28, 2012, the Company published a notice of sweep-up redemption for the remaining approximately 5 thousand bonds outstanding, which were redeemed on May 10, 2012. As of December 31, 2012, there were no bonds remaining outstanding.

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

Credit facilities

The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $490 million as of December 31, 2012. The Company also has three committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $145 million remained outstanding as at December 31, 2012. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $217 million remained outstanding as at December 31, 2012. The third one, signed in 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollar and only partially in Euro for a total amount of $453 million.

As at December 31, 2011 ST-Ericsson had $400 million of committed line from Ericsson as parent company. In December 2012 both parents decided to forgive their respective loans to ST-Ericsson. The Ericsson part of the loan forgiven was recorded as a contribution of noncontrolling interest.

15.	POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of December 31, 2012, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Change in benefit obligation:

Benefit obligation at beginning of year	794	701	52	50
Service cost	40	34	9	8
Interest cost	31	33	3	3
Employee contributions	6	7	—	—
Benefits paid	(21)	(20)	(3)	(2)
Effect of settlement	(31)	(18)	—	—
Actuarial (gain) loss	58	73	2	(5)
Transfer in	70	3	3	1
Transfer out	(70)	(3)	(3)	(1)
Plan amendment	4	—	—	—
Foreign currency translation adjustment	20	(16)	—	(2)
Benefit obligation at end of year	901	794	63	52

Change in plan assets:

Plan assets at fair value at beginning of year	378	372	—	—
Expected return on plan assets	18	20	—	—
Employer contributions	34	30	—	—
Employee contributions	6	7	—	—
Benefits paid	(11)	(8)	—	—
Effect of settlement	(30)	(16)	—	—
Actuarial gain (loss)	17	(25)	—	—
Transfer in	40	1	—	—
Transfer out	(40)	(1)	—	—
Foreign currency translation adjustments	10	(2)	—	—
Plan assets at fair value at end of year	422	378	—	—

Funded status	(479)	(416)	(63)	(52)

Net amount recognized in the balance sheet consisted of the following:

Non-current assets	5	1	—	—
Current liabilities	(16)	(16)	(3)	(3)
Long-term liabilities	(468)	(401)	(60)	(49)
Net amount recognized	(479)	(416)	(63)	(52)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Other comprehensive loss as at December 31, 2010	86	11	97
Net amount generated/arising in current year	98	—	98
Amortization	(6)	(1)	(7)
Foreign currency translation adjustment	(3)	—	(3)
Other comprehensive loss as at December 31, 2011	175	10	185
Net amount generated/arising in current year	43	4	47
Amortization	(14)	(5)	(19)
Foreign currency translation adjustment	5	—	5
Other comprehensive loss as at December 31, 2012	209	9	218

In 2013, the Company expects to amortize $13 million of actuarial losses and $1 million of past service cost.

The components of the net periodic benefit cost included the following:

	Pension Benefits				Other Long-term Benefits
	Year ended December 31, 2012		Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Service cost	40		34	25	9	8	8
Interest cost	31		33	26	3	3	2
Expected return on plan assets	(18)		(20)	(18)	—	—	—
Amortization of actuarial net loss (gain)	12		6	4	2	(5)	3
Amortization of prior service cost	5	(1)	1	1	—	—	1
Effect of settlement	—		(1)	5	—	—	—
Effect of curtailment	—		—	(2)	—	—	(1)

Net periodic benefit cost	70		53	41	14	6	13

(1)	The amortization of prior service cost includes about $4 million costs in relation with ST-Ericsson April 2012 restructuring plan.

The weighted average assumptions used in the determination of the benefit obligation and the plan asset for the pension plans and the other long-term benefits were as follows:

Assumptions	December 31, 2012	December 31, 2011
Discount rate	3.43%	4.14%
Salary increase rate	2.92%	2.99%
Expected long-term rate of return on funds for the pension expense of the year	4.43%	4.57%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Discount rate	4.14%	4.68%	5.11%
Salary increase rate	2.99%	3.13%	3.08%
Expected long-term rate of return on funds for the pension expense of the year	4.57%	4.99%	5.28%

The discount rate was determined by reference to market yields on high quality long-term corporate bonds applicable to the respective country of each plan, with terms consistent with the term of the benefit obligations concerned. In developing the expected long-term rate of return on assets, the Company modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The Company’s pension plan asset allocation at December 31, 2012 and at December 31, 2011 is as follows:

	Percentage of Plan Assets at December
Asset Category	2012	2011
Equity securities	37%	31%
Bonds securities remunerating interest	31%	25%
Real estate	2%	3%
Other	30%	41%
Total	100%	100%

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2012 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	5	5	—	—
Equity securities	156	9	147	—
Government debt securities	13	12	1	—
Corporate debt securities	119	4	115	—
Investment funds	7	1	3	3
Real estate	9	—	5	4
Other (mainly insurance assets – contracts and reserves)	113	—	—	113
TOTAL	422	31	271	120

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2011 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	10	10	—	—
Equity securities	116	12	104	—
Government debt securities	15	13	2	—
Corporate debt securities	78	2	76	—
Derivatives	16	16	—	—
Investment funds	32	—	30	2
Real estate	12	—	8	4
Other (mainly insurance assets – contracts and reserves)	99	1	—	98
TOTAL	378	54	220	104

The Company revised the hierarchy classification of certain plan assets for which the Company believes the observability of the inputs more closely represent Level 2 or Level 3 valuations. The prior period has been revised to conform to the current period presentation. In 2011, the Company reclassified $124 million of mutual funds from Level 1 to Level 2 and $94 million of pension insurance contracts mainly from Level 2 to Level 3. Fair value measurement is further described in Note 24.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2012 and December 31, 2012 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2012	104
Actual return on plan assets	3
Contributions (employer and employee)	16
Benefits paid	(3)
Settlements	(7)
Reclassification to Level 3	4
Foreign currency translation adjustment	3

December 31, 2012	120

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and December 31, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	12
Reclassification to Level 2	(2)
Reclassification to Level 3	94

December 31, 2011	104

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

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $34 million and $30 million in 2012 and 2011 respectively and the Company expects to contribute cash of $17 million in 2013.

The Company’s estimated future benefit payments as of December 2012 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2013	27	3
2014	32	5
2015	25	11
2016	30	4
2017	36	4
From 2018 to 2022	203	29

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $19 million and $17 million as of December 31, 2012 and 2011 respectively. The annual cost of these plans amounted to approximately $94 million, $98 million and $89 million in 2012, 2011 and 2010, respectively. The benefits accrued to employees on a pro-rata basis, during their employment period, are based on the individuals’ salaries.

16.	SHAREHOLDERS’ EQUITY

16.1	Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2012 the number of shares of common stock issued was 910,559,805 shares (910,559,805 at December 31, 2011).

As of December 31, 2012 the number of shares of common stock outstanding was 887,953,202 (884,995,094 at December 31, 2011).

16.2	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2008, an option agreement was concluded between the Company and Stichting Continuïteit ST. This option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There were no preference shares issued as of December 31, 2012.

16.3	Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 29,520,220 shares in 2008, also reflected at cost, as a reduction of the parent company stockholders’ equity.

As of December 31, 2012, the Company owned a number of treasury shares equivalent to 22,606,603.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of December 31, 2012, 20,313,617 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 2,958,108 in the year ended December 31, 2012.

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

A summary of the stock option activity for the plans for the three years ended December 31, 2012, 2011 and 2010 follows:

		Price Per Share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2009	37,943,832	$16.73-$39.00	$27.33

Options forfeited	(2,646,937)	$17.08-$39.00	$29.55
Outstanding at December 31, 2010	35,296,895	$16.73-$39.00	$27.17

Options forfeited	(8,843,743)	$17.08-$39.00	$35.11
Outstanding at December 31, 2011	26,453,152	$16.73-$33.70	$24.51

Options forfeited	(9,762,680)	$17.08-$33.70	$30.50
Outstanding at December 31, 2012	16,690,472	$16.73-$27.21	$21.00

The weighted average remaining contractual life of options outstanding as of December 31, 2012, 2011 and 2010 was 0.8, 1.2 and 1.9 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2012 were as follows:

Number of shares	Option price Range	Weighted average exercise price	Weighted average remaining contractual life
84,100	$25.90-$27.21	$26.07	0.84
16,495,761	$19.18-$22.83	$21.01	0.77
110,611	$16.73-$17.08	$17.03	1.73

16.5	Nonvested share awards

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the members and professionals of the Supervisory Board (“The Supervisory Board Plan”) and to senior executives along with selected employees (“The Employee Plan”). The awards are granted at the nominal value of the share of €1.04 under the Supervisory Board Plan and for free under the Employee Plan. The awards granted under the Supervisory Board Plan vest evenly over three years (one third every year), with no market, performance or service conditions. As for the Employee Plan, the awards vest upon completion of three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of cash flow/return on net assets compared with budget), each weighting for one third of the total number of awards granted; the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant and for awards granted under the French Subplan, 64% as of the second anniversary of the grant and 36% as of the third anniversary).

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
May 20, 2009	2009 Supervisory Board	165,000	(7,500)	—
July 28, 2009	2009 Employee Plan	5,575,240	—	(1,827,349)
November 30, 2009	2009 Employee Plan	8,300	—	(2,762)
May 27, 2010	2010 Supervisory Board	172,500	(7,500)	—
July 22, 2010	2010 Employee Plan	6,344,725	—	(2,076,448)
December 17, 2010	2010 Employee Plan	221,650	—	(73,524)
May 3, 2011	2011 Supervisory Board	172,500	(30,000)	—
July 25, 2011	2011 Employee Plan	5,881,630	—	(5,824,445)
November 14, 2011	2011 Employee Plan	95,000	—	(91,540)
May 30, 2012	2012 Supervisory Board	180,000	(22,500)	—
July 23, 2012	2012 Employee Plan	6,216,285	(2,400)	( *)
December 21, 2012	2012 Employee Plan	304,480	—	( *)

(*)	As at December 31, 2012, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the nonvested share activity by plan for the year ended December 31, 2012 is presented below:

Nonvested Shares	Outstanding as at December 31, 2011	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Outstanding as at December 31, 2012
2009 Employee Plan	1,257,038	—	(5,931)	—	(1,251,107)	—
2010 Employee Plan	3,224,558	—	(31,721)	—	(1,707,001)	1,485,836
2011 Employee Plan	5,945,815	—	(29,830)	(5,915,985)	—	—
2012 Employee Plan	—	6,520,765	(47,245)	—	—	6,473,520
2009 Supervisory Board Plan	35,000	—	—	—	(35,000)	—
2010 Supervisory Board Plan	75,000	—		—	(45,000)	30,000
2011 Supervisory Board Plan	142,500	—	—	—	(62,500)	80,000
2012 Supervisory Board Plan	—	180,000	(22,500)	—	—	157,500
Total	10,679,911	6,700,765	(137,227)	(5,915,985)	(3,100,608)	8,226,856

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

The grant date fair value of nonvested shares granted to employees under the 2011 Employee Plan was $9.08. On the 2011 Employee Plan, the fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. On April 23, 2012, the Compensation Committee approved the statement that none of the three performance conditions were met. Consequently, the compensation expense recorded on the 2011 Employee Plan was reversed in the income statement for the year ended December 31, 2012.

The grant date fair value of nonvested shares granted to employees under the 2012 Employee Plan was $4.87. On the 2012 Employee Plan, the fair value of the nonvested shares granted reflected the market price of the shares at the date of the grant. Moreover, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2012, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that two thirds of the awards are expected to vest. Consequently, the compensation expense recorded for the 2012 Employee Plan reflects the vesting of two third of the awards granted, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2013.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, respectively:

	December 31, 2012	December 31, 2011	December 31, 2010
Cost of sales	2	5	6
Selling, general and administrative	6	16	18
Research and development	3	8	10
Total pre-payroll tax and social contribution compensation	11	29	34

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $1 million at December 31, 2012, and $2 million at December 31, 2011 and 2010. As of December 31, 2012 there was $16 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of approximately 10 months.

The total deferred income tax expense recognized in the consolidated statement of income related to unvested share-based compensation expense amounted to $2 million for the year ended December 31, 2012. The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $7 million and $3 million for the years ended December 31, 2011 and 2010, respectively. In 2010, the total deferred income tax expense included a shortfall, recorded on the 2007 Employee Plan closed during 2010 due to the vesting fair value being significantly lower than the grant fair value.

16.6	Accumulated other comprehensive income (loss) attributable to parent company stockholders

The accumulated balances related to each component of Other comprehensive income (loss) were as follows:

	Foreign currency translation adjustment	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivatives	Unrealized gain (loss) on defined benefit pension plans	Accumulated other comprehensive income (loss)
Dec. 31, 2009	1,224	(3)	6	(69)	1,158
Cumulative tax impact	—	(3)	—	9	6
Dec. 31, 2009 net of tax	1,224	(6)	6	(60)	1,164

OCI movement	(255)	29	55	(19)	(190)
Tax impact	—	(1)	—	6	5
OCI net of tax	(255)	28	55	(13)	(185)

Dec. 31, 2010	969	26	61	(88)	968
Cumulative tax impact	—	(4)	—	15	11
Dec. 31, 2010 net of tax	969	22	61	(73)	979

OCI movement	(101)	(33)	(125)	(78)	(337)
Tax impact	—	1	9	18	28
OCI net of tax	(101)	(32)	(116)	(60)	(309)

Dec. 31, 2011	868	(7)	(64)	(166)	631
Cumulative tax impact	—	(3)	9	33	39
Dec. 31, 2011 net of tax	868	(10)	(55)	(133)	670

OCI movement	64	6	90	(39)	121
Tax impact	—	—	(11)	14	3
OCI net of tax	64	6	79	(25)	124

Dec. 31, 2012	932	(1)	26	(205)	752
Cumulative tax impact	—	(3)	(2)	47	42
Dec. 31, 2012 net of tax	932	(4)	24	(158)	794

For the year ended December 31, 2012, the net amount of accumulated other comprehensive loss reclassified as earnings related to cash flow hedge transactions outstanding as at December 31, 2011, for which the forecasted hedged transactions occurred in 2012, was approximately $55 million.

16.7	Noncontrolling interest

The noncontrolling interest was as follows:

Balance as of December 31, 2009	1,216
Comprehensive income (loss):
Net income (loss)	(288)
Unrealized gains (losses) on derivatives, net of tax	2
Other components of other comprehensive income (loss), net of tax	(13)
Other comprehensive income (loss), net of tax	(11)
Comprehensive income (loss)	(299)
Dividends to noncontrolling interest	(7)
Balance as of December 31, 2010	910
Business combination	9
Comprehensive income (loss):
Net income (loss)	(495)
Unrealized gains (losses) on derivatives, net of tax	(10)
Other components of other comprehensive income (loss), net of tax	(16)
Other comprehensive income (loss), net of tax	(26)
Comprehensive income (loss)	(521)
Dividends to noncontrolling interest	(5)
Balance as of December 31, 2011	393
Contribution of noncontrolling interest	765
Comprehensive income (loss):
Net loss	(1,030)
Unrealized gains (losses) on derivatives, net of tax	10
Other components of other comprehensive income (loss), net of tax	6
Other comprehensive income (loss), net of tax	16
Comprehensive income (loss)	(1,014)
Dividends to noncontrolling interest	(5)
Balance as of December 31, 2012	139

16.8	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 30, 2012, the distribution of a cash dividend of $0.40 per common share, amounting to approximately $355 million, to be paid in four equal installments, was adopted by the Company’s shareholders. Through December 31, 2012, three installments were paid for an amount of $266 million including withholding tax. The remaining $0.10 per share cash dividend to be paid in the first quarter of 2013 totaled $89 million and was reported as “Dividends payable to stockholders” on the consolidated balance sheet as at December 31, 2012.

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

In 2010 the cash dividend was of $0.28 per share for a total amount paid of $247 million.

17.	EARNINGS PER SHARE

For the years ended December 31, 2012, 2011 and 2010, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Basic EPS
Net income (loss) attributable to parent company	(1,158)	650	830
Weighted average shares outstanding	886,699,953	883,619,377	880,375,234
Basic EPS	(1.31)	0.74	0.94

Diluted EPS
Net income (loss) attributable to parent company	(1,158)	650	830
Convertible debt interest	—	5	10
Net income (loss) attributable to parent company adjusted	(1,158)	655	840

Weighted average shares outstanding	886,699,953	883,619,377	880,375,234
Dilutive effect of nonvested shares	—	3,771,729	3,555,806
Dilutive effect of convertible debt	—	17,073,640	27,180,653
Number of shares used in calculating diluted EPS	886,699,953	904,464,746	911,111,693

Diluted EPS	(1.31)	0.72	0.92

At December 31, 2012, if the Company had reported an income, outstanding stock options would have included anti-dilutive shares totalling approximately 16,690,472 shares. At December 31, 2011 and December 31, 2010 outstanding stock options included anti-dilutive shares totalling approximately 26,453,152 shares and 35,296,895 shares, respectively.

There was also the equivalent of 5,624 common shares outstanding for 2013 convertible debt. None of these bonds have been converted to shares during 2012. The repurchase of convertible bonds is described in Note 14.

18.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Research and development funding	102	128	106
Phase-out and start-up costs	—	(8)	(15)
Exchange gain, net	5	8	11
Patent costs	(20)	(28)	(12)
Gain on sale of non-current assets	9	15	4
Other, net	(5)	(6)	(4)

Total	91	109	90

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

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

19.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2012, 2011, and 2010 are summarized as follows:

Year ended December 31, 2012	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	(21)	—	(2)	(23)
ST-Ericsson restructuring plan	—	(1)	—	(1)
ST-Ericsson cost savings plan	—	(10)	(10)	(20)
ST-Ericsson April 2012 restructuring plan	(2)	(60)	(4)	(66)
ST-Ericsson exit	(544)	—		(544)
Digital restructuring plan	(7)	(13)	—	(20)
Annual impairment test	(694)	—	—	(694)
Other restructuring initiatives	—	—	(8)	(8)
Total	(1,268)	(84)	(24)	(1,376)

Year ended December 31, 2011	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	(3)	(13)	(21)	(37)
ST-Ericsson restructuring plan	(1)	(3)	(3)	(7)
ST-Ericsson cost savings plan	—	(26)	—	(26)
Other restructuring initiatives	—	(1)	(4)	(5)

Total	(4)	(43)	(28)	(75)

Year ended December 31, 2010	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	(1)	(15)	(11)	(27)
ST-Ericsson restructuring plan	(10)	(59)	(5)	(74)
Other restructuring initiatives	—	(1)	(2)	(3)
Total	(11)	(75)	(18)	(104)

Impairment charges

In 2012, the Company recorded impairment charges of $1,268 million corresponding primarily to:

•

$1,234 million on Wireless goodwill and other intangible assets of which $690 million impairment on Wireless goodwill as part of the annual impairment test performed during the third quarter and $544 million impairment on Wireless goodwill and other intangible assets recorded in December following the Company’s decision to exit ST-Ericsson, as described in Note 8 and Note 9. The $1,234 million amount is composed of an impairment charge of $922 million on Wireless goodwill, $261 million impairment on Wireless customer relationships, $45 million impairment on Wireless capitalized software and $6 million impairment on acquired technology;

•	$21 million impairment on the Carrollton building and facilities;

•	$7 million impairment charges on intangibles for which no alternative future use was identified within the Company, as part of the Digital restructuring plan;

•	$4 million impairment on certain intangibles as part of the annual impairment test; and

•	$2 million impairment charges primarily related to long-lived assets with no alternative future use within the Company.

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

Restructuring charges and other related closure costs

The Company is currently engaged in five major restructuring plans, the ST-Ericsson exit, the Digital restructuring plan, the ST-Ericsson April 2012 restructuring plan, the ST-Ericsson cost savings plan and the ST-Ericsson restructuring plan which are described hereafter.

In December 2012, the Company announced its new strategic plan. As part of its new strategic plan, the Company has taken the decision to exit ST-Ericsson after a transition period (the “ST-Ericsson exit”).

In October 2012, the Company announced a new savings plan (the “Digital restructuring plan”) designed to achieve $150 million in annual savings upon completion by the end of 2013. The restructuring plan may affect up to 500 jobs, including contractors and attritions.

In April 2012, ST-Ericsson announced a restructuring plan (the “ST-Ericsson April 2012 restructuring plan”) aimed at reducing its workforce by 1,700 employees worldwide including attritions and employee transfers. This restructuring plan has been combined with its ongoing cost savings plan formerly announced in June 2011.

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

In 2012, the Company incurred restructuring charges and other related closures costs for $108 million relating primarily to:

•

$64 million for the ST-Ericsson April 2012 restructuring plan composed of $60 million employee termination benefits and $4 million other closure costs mainly related to lease contract terminations pursuant to the closure of certain locations;

•

$20 million for the ST-Ericsson cost savings plan primarily related to employee termination benefits and lease contract termination costs recorded at cease-use date pursuant to the closure of certain locations;

•	$13 million for the Digital restructuring plan primarily related to employee termination benefits; and

•	$11 million for other restructuring plans.

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

•	$26 million for the ST-Ericsson cost savings plan, consisting mainly in ongoing termination benefits accrued for involuntary leaves and benefits paid within voluntary leave arrangements;

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

In 2010, the Company incurred restructuring charges and other related closure costs for $93 million relating primarily to:

•

$64 million for the ST-Ericsson restructuring plan composed of $59 million of ongoing termination benefits for involuntary leaves and benefits paid within voluntary leave arrangements, and lease contract termination costs totalling $5 million pursuant to the closure of certain locations;

•

$26 million for the manufacturing restructuring plan for closure costs and one-time termination benefits to be paid to employees who render services until the complete closure of the Carrollton and Phoenix fabs; and

•	$3 million restructuring charges and other related closure costs related to other committed restructuring initiatives.

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2010 to December 31, 2012 are summarized as follows:

	ST-Ericsson April 2012 restructuring plan	ST-Ericsson cost savings plan	ST-Ericsson Restructuring plan	Digital restructuring plan	Manufacturing Restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2010	—	—	60	—	57	19	136
Charges incurred in 2011	—	26	7	—	35	7	75
Adjustments for unused provisions	—	—	(1)	—	(1)	(2)	(4)
Amounts paid	—	(6)	(50)	—	(87)	(11)	(154)
Currency translation effect	—	(1)	1	—	—	—	—

Provision as at December 31, 2011	—	19	17	—	4	13	53
Charges incurred in 2012	73	22	1	13	2	11	122
Adjustments for unused provisions	(9)	(2)	—	—	—	(3)	(14)
Amounts paid	(25)	(28)	(12)	(1)	(3)	(4)	(73)
Currency translation effect	3	—	—	—	—	—	3

Provision as at December 31, 2012	42	11	6	12	3	17	91

An amount of $75 million is expected to be paid within twelve months, as detailed in Note 13.

The manufacturing restructuring plan, which was expected to result in pre-tax charges in the range of $270 to $300 million, resulted in a total charge of $313 million as of December 31, 2012. This plan was mainly completed in 2011.

The ST-Ericsson restructuring plan, which was expected to result in a total pre-tax charge in the range of $135 million to $155 million, resulted in a total charge of $171 million as of December 31, 2012. This plan was mainly completed in 2011.

The ST-Ericsson cost savings plan resulted in a total pre-tax charge of $46 million incurred as of December 31, 2012. The plan was substantially completed in 2012.

The ST-Ericsson April 2012 restructuring plan resulted in a total pre-tax charge of $64 million incurred as of December 31, 2012. This plan is expected to be completed in 2013.

The combined ST-Ericsson cost savings plan and the new ST-Ericsson restructuring plan released in April 2012 are expected to result in a total pre-tax charge in the range of $130 million to $150 million in addition to the $35 million already incurred for the ST-Ericsson cost savings plan before the announcement of the ST-Ericsson April 2012 restructuring plan.

The Digital restructuring plan is expected to result in a total pre-tax charge of $25 million to $30 million, of which $13 million have been incurred as of December 31, 2012. The plan is expected to be substantially completed in 2013.

In 2012, total amounts paid for restructuring and related closure costs amounted to $73 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

20.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Income	41	21	31
Expense	(76)	(46)	(34)

Total	(35)	(25)	(3)

No borrowing cost was capitalized in 2012, 2011 and 2010. Interest income on government Bonds and floating rate notes classified as available-for-sale marketable securities amounted to $2 million for the year ended December 31, 2012, $6 million for the year ended December 31, 2011 and to $3 million for the year ended December 31, 2010.

21.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Income (loss) recorded in The Netherlands	(33)	54	264
Income (loss) from foreign operations	(2,104)	282	427

Income (loss) before income tax benefit (expense)	(2,137)	336	691

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
The Netherlands taxes – current	(1)	(11)	(3)
Foreign taxes – current	(130)	(104)	(53)

Current taxes	(131)	(115)	(56)
The Netherlands taxes – deferred	—	(2)	(4)
Foreign taxes – deferred	80	(64)	(89)

Income tax benefit (expense)	(51)	(181)	(149)

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2012 and 2011, and 25.5% in 2010, and the effective income tax rate are the following:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Income tax benefit (expense) computed at statutory rate	534	(84)	(176)
Non-deductible, non-taxable and other permanent differences, net	(110)	(38)	(50)
Income (loss) on equity-method investments	(6)	(7)	62
Valuation allowance adjustments	(197)	(130)	(54)
Impact of prior year adjustments	10	—	(29)
Effects on deferred taxes of changes in enacted tax rates	—	1	3
Current year credits	77	94	76
Other tax and credits	2	3	(12)
Benefits from tax holidays	38	113	77
Impact of uncertain tax positions	(83)	(2)	32
Earnings of subsidiaries taxed at different rates	(316)	(131)	(78)

Income tax benefit (expense)	(51)	(181)	(149)

The lines “Impact of prior years’ adjustments” and “Impact of uncertain tax positions” include amounts that are further described in the reconciliation of unrecognized tax benefits, included in this note.

In 2012, 2011 and 2010, the line “Earnings of subsidiaries taxed at different rates” includes a decrease of $320 million, $131 million and $91 million, respectively, mainly related to tax rate differences due to tax holidays for countries in a loss position.

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.04, $0.13 and $0.09 for the years ended December 31, 2012, 2011, and 2010, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2022. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2012	December 31, 2011
Tax loss carryforwards and investment credits	820	643
Inventory valuation	24	23
Impairment and restructuring charges	61	56
Fixed asset depreciation in arrears	75	56
Receivables for government funding	15	13
Tax credits granted on past capital investments	1,114	1,111
Pension service costs	97	71
Stock awards	—	7
Commercial accruals	10	13
Other temporary differences	98	131
Total deferred tax assets	2,314	2,124
Valuation allowances	(1,634)	(1,514)
Deferred tax assets, net	680	610
Accelerated fixed asset depreciation	(64)	(69)
Acquired intangible assets	(30)	(49)
Advances of government funding	(26)	(16)
Other temporary differences	(34)	(38)
Deferred tax liabilities	(154)	(172)
Net deferred income tax asset	526	438

For a particular tax-paying component of the Company and within a particular tax jurisdiction, all current deferred tax liabilities and assets are offset and presented as a single amount, similarly to non-current deferred tax liabilities and assets. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions.

The net deferred tax assets are recorded in legal entities which have been historically profitable and are expected to be profitable in the next coming years.

As of December 31, 2012, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2013, as follows:

Year
2013	7
2014	7
2015	14
2016	35
2017	13

Thereafter	744

Total	820

The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that jurisdiction on a pro rata basis. The “Tax credits granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 0.76% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

During the year ended December 31, 2012, the Company recorded a valuation allowance of $191 million on ST-Ericsson’s deferred tax assets.

The amount of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was not material in 2012. In 2011, this amount was $19 million and was related primarily to the tax effects of unrealized gains and losses on derivative instruments designated as cash flow hedges and the tax effects of the recognized unfunded status on defined benefits plans.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $1,306 million as at December 31, 2012. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company.

A reconciliation of the 2012 beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at December 31, 2011	148
Additions based on tax positions related to the current year	44
Additions for tax positions of prior years	39
Settlements	(1)
Prepayment	(6)
Foreign currency translation	3

Balance at December 31, 2012	227

The reconciliation of unrecognized tax benefits in 2011 was as follows:

Balance at December 31, 2010	$149
Additions based on tax positions related to the current year	36
Additions for tax positions of prior years	19
Reductions for tax positions of prior years	(3)
Settlements	—
Reductions for lapse of statute of limitations	(50)
Foreign currency translation	(3)

Balance at December 31, 2011	148

At December 31, 2012, there are $26 million of unrecognized tax benefits that if recognized would affect the annual effective tax rate. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Interest and penalties are not material for the years presented or on a cumulative basis.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1996 to 2012.

22.	COMMITMENTS

The Company’s commitments as of December 31, 2012 were as follows:

In millions of U.S dollars	Total	2013	2014	2015	2016	2017	Thereafter
Operating leases	277	71	46	36	27	24	73
Purchase obligations	521	414	67	40	—	—	—
of which:
Equipment purchase	175	175	—	—	—	—	—
Foundry purchase	127	127	—	—	—	—	—
Software, technology licenses and design	219	112	67	40	—	—	—
Other obligations	344	122	72	52	42	37	19

Total	1,142	607	185	128	69	61	92

As a consequence of the Company’s planned closures of certain of its manufacturing facilities, some of the contracts as reported above have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2013 to 2017 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $114 million for the year ended December 31, 2012 and $135 million for the years ended December 31, 2011 and 2010.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

23.	CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera then filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Company and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, in both the ITC and District Court actions, which relate to ball grid array packaging technology, expired in September 2010. The Court of Appeal subsequently affirmed the ITC’s decision and on November 28, 2011, the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final.

In January 2012, the District Court proceedings were revived in California. The Court has appointed a special master to advise it on technical issues and the case is currently proceeding through the discovery phase. Trial has been tentatively scheduled for April 2014. Pursuant to these proceedings, Tessera is seeking an unspecified amount of monetary damages as compensation for alleged infringement of its asserted patents now expired.

Litigation with Rambus

On December 1, 2010, Rambus filed a complaint with the ITC against the Company and numerous other parties, asserting that the Company engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus. The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same. The complaint further sought a cease and desist order directing the Company and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using the accused semiconductor chips, and products of certain party customers containing such semiconductor chips, that infringe any claim of the asserted patents. On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint. A trial was held before the ITC from October 11, 2011 until October 20, 2011. On March 2, 2012, an administrative law judge (“ALJ”) issued an Initial Determination ruling that the Company, along with its other co-defendants, did not violate section 337 of the Tariff Act of 1930. On July 25, 2012, the ITC elected to terminate the ITC investigation with a finding of no violation of section 337 of the Tariff Act of 1930. The ITC affirmed the ALJ’s findings that all of Rambus’ asserted patent claims were invalid, except for one, for which it found that Rambus had not demonstrated infringement. In addition, the ITC reversed a determination that Rambus had demonstrated the existence of a domestic industry and affirmed a determination that certain patents are unenforceable under the doctrine of unclean hands. On September 25, 2012, Rambus filed a notice of appeal with the Court of Appeals for the Federal Circuit, which is currently pending.

Also on December 1, 2010, Rambus filed a lawsuit against the Company and other co-defendants in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus’ patent infringement claims pending completion of the aforementioned ITC proceedings including all appeals. The case is currently stayed as to nine of the asserted patents, and moving forward as to the remaining patents. No trial date has yet been set. The Company intends to vigorously defend its rights and position in these matters.

The resolution of litigation proceedings which the Company faces, including the matters referred to above, involve complex questions of fact and law. The results of legal proceedings are uncertain. Adverse determination in any of these types of disputes may have a material adverse impact on the Company’s financial results and operations.

Other Contingencies

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of the Company’s facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if the Company made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, the Company recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date.

On September 13, 2011, the European Commission initiated a review of the M6 investment and related benefits, requesting information from the Italian government about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities responded to all such requests for information in 2011 and 2012 concerning primarily the history of the investment made, the motivation of the state aid granted, the formal interpretation related to the definition of “investment activation”, and its application to the M6 case.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2012, provisions for estimated probable losses and possible losses with respect to claims and legal proceedings were not considered material.

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

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. In the current economic environment, with the ongoing sovereign debt and financial crisis, these ratings are closely and continuously monitored in order to manage exposure of the counterparty’s risk of both financial institutions and sovereign debt. Marginal amounts are held in other currencies. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

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

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Company use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish-krona denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses and certain Singapore dollar-denominated manufacturing forecasted transactions. The derivative instruments used to hedge these forecasted transactions meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.

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

The notional amount of these financial instruments totaled $817 million, $517 million and $874 million at December 31, 2012, 2011 and 2010, respectively. The principal currencies covered are the Euro, the Singapore dollar, the Japanese yen, the Swiss franc, the Swedish krona, the British pound and the Malaysian ringgit.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2012 have remaining terms of 2 days to 9 months, maturing on average after 19 days.

Derivative Instruments Designated as a Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish-krona denominated forecasted transactions that cover at reporting date a large part of research and development expenses and certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

For the year ended December 31, 2012 the Company recorded an increase in cost of sales and operating expenses of $39 million and $32 million, respectively, related to the realized loss incurred on such hedged transactions. For the year ended December 31, 2011 the Company recorded a reduction in cost of sales and operating expenses of $65 million and $52 million, respectively, related to the realized gain incurred on such hedged transactions. For the year ended December 31, 2010 the Company recorded an increase in cost of sales and operating expenses of $37 million and $42 million, respectively, related to the realized loss incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,552, $1,759 and $1,850 million at December 31, 2012, 2011 and 2010, respectively. The forecasted transactions hedged at December 31, 2012 were determined to have a high probability of occurring.

As of December 31, 2012, $29 million of deferred gains on derivative instruments, before deferred tax of $3 million, included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. As of December 31, 2011, $71 million of deferred losses on derivative instruments, before deferred tax of $9 million, included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2012 have remaining terms of 3 days to 11 months, maturing on average after 101 days.

As at December 31, 2012, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated, Swedish-krona and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	191	263
Currency options	179	338

In millions of Swedish-krona	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	821	—

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	178

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

Price risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk for investments in public entities classified as available-for-sale, as described in Note 2.22. In order to hedge the exposure to this market risk, the Company may enter into certain derivative hedging transactions. In the first quarter of 2010, the Company purchased a put option in order to hedge a potential equity position in an unaffiliated company, for a total notional amount of 10 million shares. The put option did not meet at that time the criteria for designation as a hedging instrument and was consequently classified as a trading financial asset in the first quarter of 2010. The Company reported on that period an unrealized loss amounting to $6 million on the line “Gain (loss) on financial instruments, net” in the consolidated statement of income. On April 6, 2010, the Company entered into a written call option, with a notional amount of 5 million shares, to be combined with the existing purchased put in order to structure a zero-cost collar as a single hedging instrument of the highly probable forecasted sale of Micron shares. From inception of the hedging relationship and on an ongoing basis until November 30, 2010, the combined options qualified for cash flow hedge accounting. As a result, the change in fair value of the hedging instrument was reported as a component of Other comprehensive income. Since the critical terms of the structured collar matched the critical terms of the hedged transaction, no ineffectiveness was reported in earnings. Effectiveness was measured on the full fair value of the combined options. During the fourth quarter of 2010, the Company sold the underlying hedged 10,000,000 Micron shares and simultaneously unwound the purchased put and written call composing the collar. Total proceeds from the unwinding of the derivative instruments amounted to $5 million, which generated a non-operating gain of $4 million reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2010.

In addition to the combined options as described above, the Company entered in April 2010 into three contingent zero-cost collars to hedge forecasted sales of Micron shares for a total notional amount of approximately 40 million shares. The hedged forecasted sales were assessed to be highly probable transactions, from inception of the hedge and on an ongoing basis, and the hedging transaction qualified for cash flow hedge. The contingency premium paid on these instruments, which totaled $9 million, was excluded from effectiveness measurement and recorded immediately in the consolidated statement of income on the line “Gain (loss) on financial instruments, net”. In December 2010, the Company decided to discontinue one of the three collars and simultaneously sold the underlying hedged 20,000,000 Micron shares. Total proceeds from the unwinding of the collar amounted to $16 million, which generated a non-operating gain of the same amount reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2010. The remaining two zero-cost collars, for a total notional amount of 20,056,131 shares, were not discontinued and still qualified for cash flow hedge accounting as at December 31, 2010. The cumulative change in fair value of the collars, which amounted to $27 million, was reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity as at December 31, 2010. In 2011, the Company decided to discontinue the hedging instruments and simultaneously sold the underlying shares. Proceeds from the unwinding of the collars totaled $6 million, which generated a non-operating gain of the same amount reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2011.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2012 and December 31, 2011 is presented in the table below:

In millions of U.S. dollars	As at December 31, 2012		As at December 31, 2011
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	21	Other receivables and assets	—
Currency collars	Other receivables and assets	8	Other receivables and assets	1

Total derivatives designated as a hedge		29		1

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	7	Other receivables and assets	1

Total derivatives not designated as a hedge:		7		1

		36
Total Derivatives				2

In millions of U.S. dollars	As at December 31, 2012		As at December 31, 2011
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	—	Other payables and accrued liabilities	(39)
Currency collars	Other payables and accrued liabilities	—	Other payables and accrued liabilities	(29)

Total derivatives designated as a hedge		—		(68)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(7)

Total derivatives not designated as a hedge:		(1)		(7)

Total Derivatives		(1)		(75)

The effect on the consolidated statements of income for the year ended December 31, 2012 and December 31, 2011 and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2012 and December 31, 2011 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2012	December 31, 2011		December 31, 2012	December 31, 2011
Foreign exchange forward contracts	11	(16)	Cost of sales	(25)	67
Foreign exchange forward contracts	1	(2)	Selling, general and administrative	(2)	8
Foreign exchange forward contracts	9	(20)	Research and development	(18)	45
Currency options	—	(2)	Cost of sales	(1)	(3)
Currency options	—	(1)	Research and development	(1)	(1)
Currency collars	5	(19)	Cost of sales	(13)	1
Currency collars	1	(3)	Selling, general and administrative	(3)	—
Currency collars	2	(8)	Research and development	(8)	—
Contingent zero-cost collars	—	—	Gain (loss) on financial instruments, net	—	6
Total	29	(71)		(71)	123

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2012 and December 31, 2011. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the year ended December 31, 2012 and December 31, 2011 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain recognized in earnings
		December 31, 2012	December 31, 2011
Foreign exchange forward contracts	Other income and expenses, net	20	31
Total		20	31

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank group not to exceed 20% of the total. This percentage has been reviewed since 2007 to cope with the ongoing financial crisis and always been kept at a maximum of 15% for major counterparty banks with high capitalization. Due to the concentration of part of its operations in Europe, primarily in France and in Italy, the Company assessed in 2012 and 2011 the level of direct and indirect exposures to the sovereign debt crisis in the Euro zone. The analysis focused on cash and cash equivalents, loans and receivables, deferred tax assets and other financial assets held in European countries experiencing significant economic, fiscal or political strains that increase the likelihood of default. To identify the countries at risk, the Company considered recent economic developments, such as credit downgrades, widening credit spreads and public deficit reduction plans and the impact such developments could have on the Company’s financial position, results of operations, liquidity, and capital resources. The assessment also aimed at identifying indirect exposures to the current economic environment in the Euro zone, such as concentrations of cash and financial instruments with financial institutions highly exposed to the sovereign debt crisis. The Company concluded that the situation in the Euro zone was in evolution but that no factors indicated a high level of credit risk exposure due to a sovereign default in the short term.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2012 and 2011 one customer, the Nokia Group of companies, represented 7.1% and 11.3% of trade accounts receivable, net respectively, with approximately half of the sales being made in the Wireless segment. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

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

Consistent with others in the industry, the Company monitors capital on the basis of the net debt-to-equity ratio. This ratio is calculated as the net financial position of the Company, defined as the difference between total cash position (cash and cash equivalents, marketable securities – current and non-current-, short-term deposits and non-current restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company stockholders’equity.

24.3	Fair value measurement

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the bid price. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using significant assumptions and estimates. When measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs.

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2012:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2012
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	150	150	—	—
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	59	59	—	—
U.S.-denominated Senior debt Floating Rate Notes issued by financial institutions	29	29	—	—
Equity securities classified as available-for-sale	10	10	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	29	—	29	—
Derivative instruments not designated as a hedge	6	—	6	—
Total	291	256	35	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2011:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2011
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	100	100	—	—
Debt securities issued by foreign governments	81	81	—	—
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	5	—	5	—
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	93	93	—	—
Euro-denominated Fixed rate debt securities issued by financial institutions	27	27	—	—
U.S.-denominated Senior debt Floating Rate Notes issued by other financial institutions	107	107	—	—
Equity securities classified as available-for-sale	9	9	—	—
Equity securities held-for-trading	7	7	—	—
Derivative instruments designated as cash flow hedge	(67)	—	(67)	—
Derivative instruments not designated as a hedge	(6)	—	(6)	—
Total	356	424	(68)	—

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and December 31, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	82
Other-than-temporary impairment charge on Senior debt Floating Rate Notes issued by Lehman Brothers included in earnings on the line “Other-than temporary impairment charge on financial assets”	(5)
Transfer of Senior debt Floating Rate Notes issued by Lehman Brothers to Level 2 fair value hierarchy	(5)
Settlement on Auction Rate Securities	(72)

December 31, 2011	—

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(5)

As described in Notes 8 and 9, the Company recorded a total impairment charge of $1,234 million on goodwill and intangible assets associated with the Wireless reporting unit. The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using entity-specific information. The Company used the income approach to measure the fair value of the reporting unit. Under the income approach, the fair value was determined based on the present value of the estimated future cash flows associated with the reporting unit. Cash flow projections were based on a plan for the Wireless reporting unit that included best estimates about future developments and scenarios of the Wireless business. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the business-specific characteristics and the uncertainty related to the business’s cash flows.

Prior to conducting the impairment test on goodwill, the Company evaluated the recoverability of the long-lived assets assigned to the Wireless reporting unit. The impairment on intangible assets totaled $312 million and was composed of $261 million impairment on customer relationships, $45 million impairment on Wireless capitalized software and $6 million impairment on acquired technology. The Company used the income approach, which was based on cash flow projections expected to result from their use or potential sale. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets. No significant portion of the aggregate carrying amount of cost-method investments was evaluated for impairment in 2012 and in 2011, since there were no identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the related investments.

The table below details financial and nonfinancial assets (liabilities) measured at fair value on a non recurring basis as at December 31, 2011:

	Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2011
In millions of U.S. dollars
Assets held for sale	28	—	28	—

The assets held for sale are reported at the lower of their net book value and fair value less costs to sell. Fair value is determined by estimates provided by brokers based on past sales of similar assets. The assets classified as held-for-sale as at December 31, 2011 corresponded to the Carrollton building and facilities. In 2012, the Company recorded an impairment charge of $21 million on these assets, as described in Note 19. The assets were reclassified as assets held for use and reported as “Property, plant and equipment, net” on the balance sheet as at December 31, 2012.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2012 and 2011:

		2012		2011
Description	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Cash and cash equivalents	1	2,250	2,250	1,912	1,912
Long-term debt		1,301	1,301	1,159	1,155
– Bank loans (including current portion)	2	839	839	485	485
– Senior Bonds	2	462	462	453	452
– Convertible debt	2	—	—	221	218

The table below details securities that currently are in an unrealized loss position. The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2012.

	December 31, 2012
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	—	—	88	(1)	88	(1)

Total	—	—	88	(1)	88	(1)

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

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relied until December 31, 2010 on information received from a major credit rating entity based on historical recovery rates. In the first quarter of 2011, new information was publicly released about the Lehman Brothers Holding Inc. liquidation process, the announcement by Lehman Brothers Holdings Inc. that it would seek approval of its reorganization plan and recent settlement negotiations between large bondholders and the liquidators. Based on these new facts and circumstances, the Company reassessed fair value measurement from a Level 3 fair value measurement hierarchy to a Level 2, since fair value of Lehman Brothers Senior debt floating rate notes was based on expected recovery rates from the proposed reorganization plan, as reflected by values observed on open markets.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments.

Trading equity securities

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

25.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Sales & other services	226	269	322
Research and development expenses	(282)	(235)	(206)
Other purchases	(53)	(60)	(94)
Accounts receivable	53	54	53
Accounts payable	62	42	63

For the years ended December 31, 2012, December 31, 2011 and 2010, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom Orange, Cassa Depositi e Prestiti, Flextronics, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Company and its equity-method investments as listed in Note 11.

Since the formation of ST-Ericsson, the Company purchases R&D services from ST-Ericsson AT SA (“JVD”), a significant equity-method investment of the Company. For the year ended December 31, 2012 and 2011, the total R&D services purchased from ST-Ericsson AT SA amounted to $224 million and $194 million respectively and outstanding trade payables amounted to $44 million and $23 million respectively.

The Company made no contribution for the year ended December 31, 2012 and contributed cash amounts totalling $1 million for the years ended December 31, 2011 and December 31, 2010, to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

26.	SEGMENT INFORMATION

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

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

The organization existing in 2012 was as follows:

•	Automotive Segment (APG);

•	Digital Segment, consisting of two product lines:

•	Digital Convergence Group (DCG); and

•	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).

•	Analog, MEMS and Microcontrollers Sector (AMM), comprised of three product lines:

•	Analog, MEMS & Sensors (AMS);

•	Industrial & Power Conversion (IPC); and

•	Microcontrollers, Memories & Secure MCUs (MMS).

•	Power Discrete Product Segment (PDP);

•	Wireless Segment comprised of the following product lines:

•	Connectivity (COS);

•	Smartphone and Tablet Solutions (STS);

•	Modems (MOD); and

•	Other Wireless, in which the Company reported other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

In 2012, the Company revised its results from prior periods in accordance with the new segment structure. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income (loss) of the segments for the prior reporting periods. The Company believes that the revised 2011 and 2010 presentation is consistent with that of 2012 and is using these comparatives when managing its segments.

The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including, impairment, restructuring charges and other related closure costs, including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, the NXP arbitration award charge, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

Net revenues by product segment:

In millions of U.S dollars	December 31, 2012	December 31, 2011	December 31, 2010
Automotive (“APG”)	1,554	1,678	1,420
Digital	1,334	1,839	2,174
Analog, MEMS and Microcontrollers (“AMM”)	3,200	3,377	3,154
Power Discrete Products (“PDP”)	1,015	1,240	1,319
Wireless	1,345	1,552	2,219
Others(1)	45	49	60
Total consolidated net revenues	8,493	9,735	10,346

(1)	Includes revenues from sales of Subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line :

	December 31, 2012	December 31, 2011	December 31, 2010
In millions of U.S dollars
Automotive (“APG”)	1,554	1,678	1,420
Digital Convergence Group (“DCG”)	888	1,084	1,413
Imaging, Bi-CMOS ASIC and Silicon Photonics Group (“IBP”)	437	722	712
Other Digital	9	33	49
Digital	1,334	1,839	2,174
Analog, MEMS & Sensors (“AMS”)	1,320	1,335	1,106
Industrial & Power Conversion (“IPC”)	733	864	863
Microcontrollers, Memories & Secure MCUs (“MMS”)	1,147	1,175	1,181
Other AMM	—	3	4
Analog, MEMS and Microcontrollers (“AMM”)	3,200	3,377	3,154
Power Discrete Products (“PDP”)	1,015	1,240	1,319
Connectivity (“COS”)	120	233	286
Smartphone and Tablet Solutions (“STS”)	1,102	1,202	1,893
Modems (“MOD”)	129	115	35
Other Wireless	(6)	2	5
Wireless	1,345	1,552	2,219
Others	45	49	60
Total consolidated net revenues	8,493	9,735	10,346

Operating income (loss) by product segment:

In millions of U.S dollars	December 31, 2012	December 31, 2011	December 31, 2010
Automotive (“APG”)	129	227	121
Digital	(154)	108	245
Analog, MEMS and Microcontrollers (“AMM”)	418	606	546
Power Discrete Products (“PDP”)	18	139	179
Wireless	(885)	(812)	(483)
Total operating income (loss) of product segments	(474)	268	608
Others(1)	(1,607)	(222)	(132)
Total consolidated operating income (loss)	(2,081)	46	476

(1)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs, the NXP arbitration award charge and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Reconciliation to consolidated operating income (loss):

In millions of U.S dollars	December 31, 2012	December 31, 2011	December 31, 2010
Total operating income (loss) of product segments	(474)	268	608
Strategic and other research and development programs	(12)	(13)	(18)
Phase-out and start-up costs	—	(8)	(15)
Impairment, restructuring charges and other related closure costs	(1,376)	(75)	(104)
Unused capacity charges	(172)	(149)	(3)
NXP Arbitration award	(54)	—	—
Other non-allocated provisions(1)	7	23	8
Total operating loss Others(2)	(1,607)	(222)	(132)
Total consolidated operating income (loss)	(2,081)	46	476

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.
(2)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs, the NXP arbitration award charge and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

The following is a summary of operations by entities located within the indicated geographic areas for 2012, 2011 and 2010. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

In millions of U.S dollars	December 31, 2012	December 31, 2011	December 31, 2010
The Netherlands	1,524	1,928	1,863
France	189	172	174
Italy	131	157	149
USA	1,014	1,120	1,109
Singapore	3,784	4,945	5,939
Japan	418	497	436
Other countries	1,433	916	676

Total	8,493	9,735	10,346

Property, plant and equipment

In millions of U.S dollars	December 31, 2012	December 31, 2011
The Netherlands	241	124
France	1,222	1,469
Italy	716	812
Other European countries	169	200
USA	18	17
Singapore	441	552
Malaysia	238	303
Other countries	436	443

Total	3,481	3,920

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency — millions of U.S. dollars)
2012
Inventories	60		95	(106)	49
Accounts Receivable	15		1	(6)	10
Deferred Tax Assets	1,514	6	78	(9)	1,589

2011
Inventories	50		103	(93)	60
Accounts Receivable	17		1	(3)	15
Deferred Tax Assets	1,396	(11)	138	(9)	1,514

2010
Inventories	50		67	(67)	50
Accounts Receivable	19		1	(3)	17
Deferred Tax Assets	1,337	(13)	81	(9)	1,396

S-1