Form 20-F
period 2013-12-31
STMICROELECTRONICS NV
filed 2014-03-05
CIK 932787

As filed with the Securities and Exchange Commission on March 5, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

890,606,763 common shares at December 31, 2013

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

In this annual report on Form 20-F (the “Form 20-F”), references to “we”, “us” and “Company” are to STMicroelectronics N.V. together with its consolidated subsidiaries, references to “EU” are to the European Union, references to “€” and the “Euro” are to the Euro currency of the EU, references to the “United States” and “U.S.” are to the United States of America and references to “$” and to “U.S. dollars” are to United States dollars. References to “mm” are to millimeters and references to “nm” are to nanometers.

We have compiled market size and ST market share data in this annual report using statistics and other information obtained from several third-party sources. Except as otherwise disclosed herein, all references to trade association data are references to World Semiconductor Trade Statistics (“WSTS”). Certain terms used in this annual report are defined in “Certain Terms”.

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (free cash flow and net financial position), which are derived from amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, we are required by Dutch law to report our Statutory and Consolidated Financial Statements, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. The IFRS financial statements are reported separately and can differ materially from the statements reported in U.S. GAAP.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•

unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D programs, which benefit from public funding;

•	government decisions regarding funding for our R&D programs;

•	future events or circumstances, which may have an impact on the timing and final cost of the wind-down of the ST-Ericsson joint venture;

•	the loading and the manufacturing performance of our production facilities;

•	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;

•	variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•

changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•

changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities; and

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2013. Such data have been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2013, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	8,050	$8,380	$9,630	$10,262	$8,465
Other revenues	32	113	105	84	45

Net revenues	8,082	8,493	9,735	10,346	8,510
Cost of sales	(5,468)	(5,710)	(6,161)	(6,331)	(5,884)

Gross profit	2,614	2,783	3,574	4,015	2,626
Operating expenses:
Selling, general and administrative	(1,066)	(1,166)	(1,210)	(1,175)	(1,159)
Research and development(1)	(1,816)	(2,413)	(2,352)	(2,350)	(2,365)
Other income and expenses, net(2)	95	91	109	90	166
Impairment, restructuring charges and other related closure costs	(292)	(1,376)	(75)	(104)	(291)

Total operating expenses	(3,079)	(4,864)	(3,528)	(3,539)	(3,649)

Operating income (loss)	(465)	(2,081)	46	476	(1,023)
Other-than-temporary impairment charge and realized gains (losses) on financial assets	—	—	318	—	(140)
Interest income (expense), net	(5)	(35)	(25)	(3)	9
Income (loss) on equity-method investments and gain on investment divestiture	(122)	(24)	(28)	242	(337)
Gain (loss) on financial instruments, net	—	3	25	(24)	(5)
Income (loss) before income taxes and noncontrolling interest	(592)	(2,137)	336	691	(1,496)
Income tax benefit (expense)	(37)	(51)	(181)	(149)	95

Net income (loss)	(629)	(2,188)	155	542	(1,401)
Net loss (income) attributable to noncontrolling interest	129	1,030	495	288	270

Net income (loss) attributable to parent company	(500)	(1,158)	650	830	(1,131)

Earnings per share (basic) attributable to parent company stockholders	(0.56)	(1.31)	0.74	0.94	(1.29)
Earnings per share (diluted) attributable to parent company stockholders	(0.56)	(1.31)	0.72	0.92	(1.29)
Number of shares used in calculating earnings per share (basic)	889.5	886.7	883.6	880.4	876.9
Number of shares used in calculating earnings per share (diluted)	889.5	886.7	904.5	911.1	876.9

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In millions except per share and ratio data)
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	1,836	2,250	1,912	1,892	1,588
Short-term deposits	1	1	—	67	—
Marketable securities	57	238	413	1,052	1,032
Restricted cash	—	4	8	7	250
Non-current marketable securities	—	—	—	72	42
Total assets	9,173	10,434	12,094	13,349	13,655
Short-term debt	225	630	733	720	176
Long-term debt (excluding current portion)(3)	928	671	826	1,050	2,316
Total parent company stockholders’ equity(4)	5,643	6,225	7,603	7,587	7,147
Common stock and capital surplus	3,737	3,711	3,700	3,671	3,637
Other Data:
Dividend per share(5)	0.40	0.40	0.40	0.28	0.12
Capital expenditures(6)	531	476	1,258	1,034	451
Net cash from operating activities	366	612	880	1,794	816
Depreciation and amortization	910	1,107	1,279	1,240	1,367
Debt-to-equity ratio(7)	$0.20	$0.21	$0.21	$0.23	$0.35

(1)

Our reported research and development expenses (“R&D”) are mainly in the areas of product design and technology development. They do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales. Our R&D expenses are net of certain tax credits.

(2)

“Other income and expenses, net” includes, among other things: funds received through government agencies for research and development programs; costs incurred for start-up and phase-out activities not involving saleable production; foreign currency gains and losses; gains on sales of businesses and non-current assets; and the costs of certain activities relating to IP protection.

(3)

We repurchased a portion of our 2016 convertible bonds (“2016 Convertible Bonds”) during 2009 (98,000 bonds for a total cash consideration of $103 million), 2010 (385,830 bonds for a total cash consideration of $410 million), 2011 (289,768 bonds for a total cash consideration of $314 million of which 41,123 convertible bonds were redeemed by certain holders on February 23, 2011) and 2012 (200,402 bonds for a total cash consideration of $219 million of which 190,131 convertible bonds were redeemed by certain holders on February 23, 2012). Our 2016 Convertible Bonds were fully redeemed in the second quarter of 2012. We also repurchased a portion of our 2013 senior bonds (“2013 Senior Bonds”) in 2010 and 2011 for an amount of $98 million and $107 million, respectively. On March 17, 2013, we repaid with available cash the residual Euro 350 million outstanding 2013 Senior Bonds.

(4)

Certain shares that we repurchased in prior periods have been designated for allocation under our share-based compensation programs as unvested shares, including the plans as approved by the 2005 through 2013 annual general meetings of shareholders, and those which may be attributed in the future. As of December 31, 2013, 22,823,678 shares had been transferred to employees upon the vesting of such stock awards. As of December 31, 2013, we owned 20,096,542 treasury shares.

(5)	Dividend per share represents the dividend on an annualized basis, as approved by our general meetings of shareholders, which relates to the prior years’ accounts.
(6)

Capital expenditures are net of proceeds from sale and certain funds received through government agencies, the effect of which is to reduce our cash used in investing activities and to decrease depreciation.

(7)	Debt-to-equity ratio is the ratio between our total financial debt (bank overdrafts, short-term debt and long-term debt) and our total parent company stockholder’s equity.

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

The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions, may exceed demand requirements, leading to overcapacity and price erosion. If the semiconductor market or major customers do not grow as we anticipated when making investments in production capacity, we risk overcapacity and related unused capacity charges. In addition, if demand for our products is lower than expected, this may result in write-offs of inventories and losses on products, and could require us to undertake restructuring measures that may involve significant charges to our earnings. In the past, overcapacity for certain products or technologies and cost optimization initiatives have led us to close manufacturing facilities and, as a result, to incur significant impairment and restructuring charges and other related closure costs. Furthermore, during certain periods, we have also experienced an increasing demand in certain market segments and product technologies, which has led to a shortage of capacity and an increase in the lead times of our delivery to customers. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Impairment, restructuring charges and other related closure costs”.

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

As we are a supplier of a broad range of products, we are required to make significant investments in R&D across our product portfolio in order to remain competitive. Many of the resulting products that we market have short life cycles, with some being one year or less. Economic conditions may impair our ability to maintain our current level of R&D investments and, therefore, we may need to become more focused in our R&D investments across our broad range of product lines. On December 10, 2012, we announced our strategic plan, centered on leadership in Sense & Power and Automotive Products and in Embedded Processing Solutions, specifically focusing on five product areas: MEMS and sensors, smart power, automotive products, microcontrollers, and digital consumer and ASICs. However, there can be no assurance that we will successfully compete in each product area when our competitors’ R&D investments could be more effective than ours.

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

Our sales have, at times, evolved at a slower pace than the semiconductor industry as a whole and our market share has declined, even in relation to the markets we served. While, in 2013, we gained market share in the markets we serve, there is no assurance that we will be able to maintain or grow our market share if we are unable to accelerate product innovation, identify new applications for our products, further penetrate and extend our customer base and realize manufacturing improvements. In recent years the major growth of the semiconductor industry has been in Asia, supported also by more competitive production costs, resulting in a more competitive environment. We may also incur losses of market share if we are unable to take the required measures to improve our cost structure and competitiveness in the semiconductor market, such as seeking more competitive sources of production, discontinuing certain products or performing additional restructurings, which in turn may result in loss of revenues, asset impairments, unused capacity charges and/or capital losses.

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

Other risks associated with acquisitions or joint ventures include:

•	in the case of joint ventures, our ability to effectively control the joint venture when management acts independently;

•

also in the case of joint ventures, our ability to plan and anticipate business and financial results which relies, for that portion of our business, on the joint venture’s management ability to plan and anticipate business and financial results and their timely and accurate reporting to us;

•	the diversion of management’s attention;

•	insufficient IP rights or issues concerning ownership of key IP;

•	assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller;

•	potential inaccuracies in the financials of the business acquired;

•	the ability for businesses acquired or contributed to a joint venture to maintain the quality of products and services that we have historically provided;

•	our ability to attract and retain qualified management for the acquired business or business contributed to a joint venture;

•	our ability to retain customers of an acquired entity or business;

•	employment issues and costs linked to restructuring plans; and

•	the ability of the joint venture to succeed in a new business not associated with our core business.

Identified risks associated with divestitures include:

•	loss of activities and technologies that may have complemented our remaining businesses or operations;

•	loss of important services provided by key employees that are assigned to divested activities;

•	impairment of goodwill and other assets associated with the business to be divested;

•	employment issues and restructuring costs linked to divestitures and closures; and

•	diversion of management’s attention.

These and other factors may cause a materially adverse effect on our results of operations and financial condition.

Our strategic plan may be unsuccessful if we cannot respond to significant changes in the semiconductor market.

In late 2012, we announced our strategic plan centered on leadership in Sense & Power and Automotive Products and in Embedded Processing Solutions, which included, as part of this new plan, our decision to exit ST-Ericsson after a transition period and established a targeted operating margin of about 10%. The split-up of ST-Ericsson was completed in the third quarter of 2013 and we are in the process of finalizing its wind-down. There can be no assurance that we will successfully implement our strategic plan and achieve our new financial model, which is dependent upon solid revenue growth, improving gross margins and reducing our operating costs. Our success is contingent upon our ability to respond to the following significant changes currently characterizing the semiconductor market: the long-term structural growth of the overall market for semiconductor products, which has moved from double digit average annual growth to single digit average annual growth over the last several years and which has become more strongly correlated with the global macroeconomic environment; the acceleration of new product innovation and the strong development of new applications in areas such as smart consumer devices, trust and data security, healthcare & wellness, and energy and power management savings; the growing importance of the Asia Pacific region, particularly China and other emerging countries, which represent the fastest growing regional markets; the evolving customer demand to seek new system level, turnkey solutions from semiconductor suppliers; the evolution of the customer base, which also includes polarization and vertical integration at leading manufacturers; the expansion of available manufacturing capacity through third party providers; and the evolution of advanced process development R&D partnerships.

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

A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations, such as the Singapore dollar) could result in a favorable impact on our net income in the case of an appreciation of the U.S. dollar, or a negative impact on our net income if the U.S. dollar depreciates relative to these currencies, in particular with respect to the Euro. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major portion of our revenues, while, more importantly, we incur a significant portion of our costs in currencies other than the U.S. dollar. Certain significant costs incurred by us, such as a significant part of our manufacturing costs, selling, general and administrative (“SG&A”) expenses, and R&D expenses, and — in certain jurisdictions — depreciation charges are incurred in the currencies of the jurisdictions in which our operations are located, which mainly includes the Euro zone. Our effective average exchange rate, which reflects actual exchange rate levels combined with the impact of cash flow hedging programs, was $1.31 to €1.00 in 2013, the same as the effective average exchange rate for the full year of 2012.

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including labor costs and depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income (“Consolidated Statements of Income”), in particular with respect to a portion of the cost of goods sold, most of the R&D expenses and certain SG&A expenses located in the Euro zone. We also hedge certain manufacturing costs denominated in Singapore dollars. No assurance can be given that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts in the event of a weakening of the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our results of operations and financial condition could be adversely impacted by a negative resolution of economic conditions in Europe.

The financial markets and global economic conditions have been negatively impacted by the European economic crisis that began in 2010 and spread to several Euro zone countries, in particular Greece, Ireland, Italy, Portugal and Spain. This resulted in a sovereign liquidity crisis, with a significant increase in the interest rates on the national debt of several Euro zone countries and the downgrading of several sovereign debt ratings, which has contributed to a general slowdown of economic growth and higher debt levels. While it appears that the financial crisis in the Euro zone is beginning to ease, we cannot exclude a potential further deterioration of economic conditions, which could have a material adverse effect on our results given our significant operations and assets in Europe, in particular, our manufacturing activities in France, Italy and Malta.

Because we own manufacturing facilities, our capital needs are high compared to those competitors who do not produce their own products.

As a result of our choice to maintain control of a certain portion of our advanced and proprietary manufacturing technologies to better serve our customer base, significant amounts of capital to maintain or upgrade our facilities could be required in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market and capacity utilization. These expenditures may increase in the future if we are required to upgrade or expand the capacity of our manufacturing facilities in order to respond to customer demand for increased quantities or for new more advanced products in certain segments we serve. There is no assurance that future market demand and products required by our customers will meet our expectations. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business, and results of operations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

We may also need additional funding in the coming years to finance our investments, to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness.

In an increasingly complex and competitive environment, we may need to invest in other companies, in IP and/or in technology developed either by us or by third parties to maintain or improve our position in the market or to complement or expand our existing business. The foregoing may require us to secure additional financing, including through the issuance of debt, equity or both. The timing and the size of any new share or bond offering would depend upon market conditions as well as a variety of factors. In addition, the capital markets may from time to time offer terms of financing that are particularly favorable. We cannot exclude that we may access the capital markets opportunistically to take advantage of market conditions. Any such transaction or any announcement concerning such a transaction could materially impact the market price of our common shares. If we are unable to access capital on acceptable terms, this may adversely affect our business and results of operations.

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

To support our proprietary R&D for derivative technology investments and investments in cooperative R&D ventures such as the ISDA alliance, a technology alliance led by IBM, we have, in the past, benefited, and will continue to benefit in the future, from state funding. In 2013 we signed the Nano-2017 frame agreement (the “Nano-2017 agreement”) with the French government, covering the period from 2013 to 2017, which is subject to certain conditions. While we expect to receive public funding under this agreement, there is no guarantee that the program will be approved or if it is approved, that there will be no modifications that could negatively affect the R&D program, all of which could have a material adverse effect on our results of operations. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — If we fail to receive the necessary funding for our R&D program, we may have to reconsider our strategy, which could adversely impact our results of operations.”

We also receive a material amount of R&D tax credits in France, which are directly linked to the amount spent for our R&D activities. In 2013, we booked $146 million, which reflected amounts relating to our R&D activities in France during 2013. In 2012 and 2011, the amounts were $152 million and $159 million, respectively. In the event of a change in the French R&D tax credit regime, this could affect our continued ability to invest in R&D as we currently do and we could experience a material adverse effect on our business and financial results.

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

If we fail to receive the necessary funding for our R&D program, we may have to reconsider our strategy, which could adversely impact our results of operations.

In certain product families, our strategy is based on technological excellence in advanced CMOS, which is R&D intensive. We plan to fund this R&D program with, among other resources, grants from the French government under the Nano-2017 agreement, which is currently subject to EU approval. If the approval from the EU is not received and, as a result, the program is not funded, our strategy with respect to the development of advanced CMOS technology would have to be reconsidered. While we expect to receive public funding under this agreement, there is no guarantee that the program will be approved or if it is approved, that there will be no modifications that could negatively affect the R&D program, all of which could have a material adverse effect on our results of operations.

Our operating results may vary significantly from quarter to quarter and annually and may differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include, among others, capital requirements, inventory management, availability of funding, competition, new product developments, technological changes, manufacturing problems and effective tax rates. For example, if anticipated sales or shipments do not occur when expected, expenses and inventory levels in a given quarter can be disproportionately high, and our results of operations for that quarter, and potentially for future quarters, may be adversely affected.

A number of other factors could lead to fluctuations in quarterly and annual operating results, including:

•	performance of our key customers in the markets they serve;

•	order cancellations or reschedulings by customers;

•	excess inventory held by customers leading to reduced bookings or product returns by key customers;

•	manufacturing capacity and utilization rates;

•	restructuring and impairment charges and other related closure costs;

•	losses on equity-method investments;

•	fluctuations in currency exchange rates, particularly between the U.S. dollar and other currencies in jurisdictions where we have activities;

•	IP developments;

•	receipt of governmental funding;

•	changes in distribution and sales arrangements;

•	failure to win new design projects;

•	manufacturing performance and yields;

•	product liability or warranty claims;

•	litigation;

•	taxation;

•	acquisitions or divestitures;

•	problems in obtaining adequate raw materials or production equipment on a timely basis;

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

We cannot predict the rate, or the extent to which, the telecommunications, consumer, computer peripherals, automotive and industrial markets will grow. Changes in these markets, coupled with a lower penetration of certain of our customers could result in slower growth and a decline in demand for our products.

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

Our operating results can also vary significantly due to impairment of goodwill, other intangible assets and equity investments booked pursuant to acquisitions, joint venture agreements and the purchase of technologies and licenses from third parties. Because the market for our products is characterized by rapidly changing technologies, significant changes in the semiconductor industry, and the potential failure of our business initiatives, our future cash flows may not support the value of goodwill and other intangibles registered in our consolidated balance sheets (“Consolidated Balance Sheets”). We are required to perform an impairment test of our goodwill on an annual basis, which is done in the third quarter. In addition, we are also required to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book an impairment charge in our consolidated statement of income if the carrying value in our Consolidated Balance Sheets is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse impact on our results of operations.

We performed our annual impairment test in the third quarter of 2013 and, with the exception of a $56 million impairment charge with respect to our Digital Convergence Group (“DCG”) business, we incurred no other impairment charges as the fair value of those reporting units exceeded their carrying value. See “Item 5. Operating and Financial Review and Prospects — Overview — Critical Accounting Policies Using Significant Estimates — Impairment of goodwill”, “— Intangible assets subject to amortization” and “— Income (loss) on Equity-method Investments”.

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

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights. Some of those claims are made by so called non-practicing entities against which we are unable to assert our own broad patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. We are currently involved in several lawsuits. See “Item 8. Financial Information — Legal Proceedings”. IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

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

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality raw materials on a timely basis. A number of materials are available only from a limited number of suppliers, or only from a limited number of suppliers in a particular region. In addition, we purchase raw materials such as silicon wafers, lead frames, mold compounds, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis, as well as other materials such as copper and gold whose prices on the world markets have fluctuated significantly during recent periods. Although supplies for the raw materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials have increased due to market pressures and we may not be able to pass on such cost increases to the prices we charge to our customers. We also purchase semiconductor manufacturing equipment from a limited number of suppliers and, because such equipment is complex, it is difficult to replace one supplier with another or to substitute one piece of equipment for another. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Furthermore, suppliers tend to focus their investments on providing the most technologically advanced equipment and materials and may not be in a position to address our requirements for equipment or materials of older generations. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurance that we will not encounter these problems in the future. Our quarterly or annual results of operations would be adversely affected if we were unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the costs of raw materials or problems with the quality of these raw materials.

If our outside contractors fail to perform, this could adversely affect our ability to exploit growth opportunities.

We currently use outside contractors for a portion of our front and back-end activities. The foundries we contract with are primarily manufacturers of high-speed complementary metal-on silicon oxide semiconductor (“HCMOS”) wafers, while our back-end subcontractors engage in the assembly and testing of a wide variety of packaged devices. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for these services also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin and our results of operations.

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

Our systems are subject to security breaches and other cybersecurity incidents.

We may, from time to time, experience cyber attacks of varying degrees, and as a result, unauthorized parties may have obtained, and may in the future obtain, access to our computer systems and networks. Such cyber attacks could result in the misappropriation of our proprietary information and technology, the compromise of personal and confidential information of our employees, customers or suppliers or interrupt our business. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. We may incur significant costs in order to implement, maintain and/or update security systems that we feel are necessary to protect our computer systems. To the extent that any disruptions or security breaches result in significant loss or damage to our data, or inappropriate disclosure of significant proprietary information, it could cause damage to our reputation and affect our relationships with our customers and suppliers and ultimately harm our business.

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

A number of environmental requirements in the European Union, including some that have only recently come into force, affect our business. See “Item 4. Information on the Company — Environmental Matters”. The implementation of such regulations could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. We are not in a position to quantify specific costs, in part because these costs are part of our business process. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. As with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities. Any specific liabilities we identify as probable would be reflected in our Consolidated Balance Sheets. To date, we have not identified any such probable liabilities and have therefore not booked reserves for any environmental risks.

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

Our major shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial issuances by us of new common shares or convertible bonds could cause our common share price to drop significantly.

The STH Shareholders’ Agreement, to which we are not a party, between respectively CEA, Bpifrance, FT1CI, our French Shareholder controlled by Bpifrance and CEA, and the Italian Ministry of the Economy and Finance (“Ministry of the Economy and Finance”), our Italian Shareholder, permits our respective French and Italian indirect shareholders to cause STMicroelectronics Holding N.V. (“ST Holding”) to dispose of its stake in us at any time from their current level, thereby reducing the current level of their respective indirect interests in our common shares. Such disposals could be made by way of sales of our shares or through issuance of financial instruments exchangeable for our shares, equity swaps or structured finance transactions. The details of the STH Shareholders’ Agreement, as reported by its parties, are further explained in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.

From time to time, the French or Italian Shareholder of ST Holding has changed and may change in future. For example, in 2013, the Ministry of the Economy and Finance announced its intent to sell its investment in ST Holding. Sales of our common shares or the issuance of financial instruments exchangeable into our common shares or any announcements concerning a potential sale by ST Holding, FT1CI, Bpifrance, CEA or the Ministry of the Economy and Finance, could materially impact the market price of our common shares depending on the timing and size of such sale, market conditions as well as a variety of other factors.

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

Our major shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial issuances by us of new common shares or convertible bonds could cause our common share price to drop significantly.

The STH Shareholders’ Agreement, to which we are not a party, between respectively CEA, Bpifrance, FT1CI, our French Shareholder controlled by Bpifrance and CEA, and the Ministry of the Economy and Finance, our Italian Shareholder, permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at any time from their current level, thereby reducing the current level of their respective indirect interests in our common shares. Such disposals could be made by way of sales of our shares or through issuance of financial instruments exchangeable for our shares, equity swaps or structured finance transactions.

The details of the STH Shareholders’ Agreement, as reported by its parties, are further explained in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. An announcement with respect to one or more of such dispositions could be made at any time without our advance knowledge.

Sales of our common shares or the issuance of financial instruments exchangeable into our common shares or any announcements concerning a potential sale by ST Holding, FT1CI, Bpifrance, CEA or the Ministry of the Economy and Finance, could materially impact the market price of our common shares depending on the timing and size of such sale, market conditions as well as a variety of other factors.

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

We are required to prepare financial statements under IFRS and we also prepare Consolidated Financial Statements under U.S. GAAP, and such dual reporting may impair the clarity of our financial reporting.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, we must also include an attestation by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment and received the auditors’ attestation as of December 31, 2013. However, in the future, if we fail to complete a favorable assessment from our management or to obtain an “unqualified” auditors’ attestation, we may be subject to regulatory sanctions or may suffer a loss of investor confidence in the reliability of our financial statements, which could lead to an adverse effect on our stock price.

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

History and Development of the Company

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”). Until 1998, we operated as SGS-Thomson Microelectronics N.V. We are organized under the laws of The Netherlands. We have our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

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

Our major customers include Apple, Blackberry, Bosch, Cisco, Conti, Hewlett-Packard, Nokia, Oberthur, Samsung, and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Wintech and Yosun. The semiconductor industry has historically been cyclical and we have responded by emphasizing balance in our product portfolio, in the applications we serve and in the regional markets we address.

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

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families are comprised of differentiated application-specific products (we define as being our dedicated analog, mixed-signal and digital application-specific integrated circuits (“ASICs”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that are organized under our two product segments, which are: (i) Sense & Power and Automotive Products (“SP&A”) comprised of Automotive (“APG”), Industrial & Power Discrete (“IPD”), Analog & MEMS (“AMS”) and Other SP&A; and (ii) Embedded Processing Solutions (“EPS”) comprised of Digital Convergence Group (“DCG”), Imaging, BiCMOS ASIC and Silicon Photonics (“IBP”), Microcontrollers, Memory & Security (“MMS”), Wireless (“WPS”), which are former ST-Ericsson legacy products, and Other EPS.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common R&D for process technology and manufacturing capacity for some of their products.

For information on our segments and product lines, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Results of Operations

For our 2013 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

ST is a global leader in the semiconductor market serving customers across the spectrum of Sense & Power and Automotive Products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life augmented.

Our strategy, which we announced on December 10, 2012, takes into account the evolution of the markets we are in and the environment and opportunities we see in the years to come. It is based on our leadership in our two product segments, SP&A and EPS. Each segment is supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as on expanding our penetration of the mass market. Furthermore, we focus on five growth drivers: (i) Automotive Products, which make driving safer, greener and more entertaining; (ii) Digital Consumer and ASIC Products, which power the augmented digital lifestyle; (iii) MEMS and Sensors, which augment the consumer experience; (iv) Microcontrollers, which make everything smarter and more secure; and (v) Smart Power, which makes more of our energy resources. These product families are expected to experience solid growth rates driven by secular trends and are aligned with our market-leading positions and competitive advantages. Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow and gain market share.

We continue to advance towards our target financial model including an operating margin of about 10%, expected by mid-2015, based on a combination of revenue growth, gross margin improvement and reduction of net expenses towards the low end of our target range.

Product Segments

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards. As of 2013, we also promote and market our existing products to the defense market.

In 2013, we ran our business along product lines and managed our revenues and internal operating performance based on the following product segments:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:

•	Automotive (APG);

•	Industrial & Power Discrete (IPD);

•	Analog & MEMS (AMS); and

•	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

•	Digital Convergence Group (DCG);

•	Imaging, BiCMOS ASIC and Silicon Photonics (IBP);

•	Microcontrollers, Memory & Security (MMS);

•	Wireless (WPS), which are former ST-Ericsson legacy products; and

•	Other EPS.

In 2013, we revised our results from prior periods in accordance with this segment structure. The preparation of segment information based on the current segment structure requires us to make estimates and assumptions in determining the operating income (loss) of the segments for the prior reporting periods. We believe that the revised 2012 and 2011 presentation is consistent with that of 2013 and we use these comparatives when managing our company. In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality, we do not report information separately for Subsystems. For a description of the main categories of products sold and/or services performed for each of the last three fiscal years, see Note 25 to our Consolidated Financial Statements.

Sense & Power and Automotive Products (SP&A)

Automotive (APG)

Our automotive products include digital and mixed signal devices that enable features like airbag controls, anti-skid braking systems, vehicle stability control, ignition and injection circuits, multiplex wiring, RF and power management for body and chassis electronics, engine management, advanced safety, instrumentation, car radio and infotainment. We hold a leading position in the global market for automotive semiconductor products.

We offer a broad range of products:

(i) Powertrain. We design and manufacture smart power products to enhance performance and comfort while reducing the automobile’s environmental impact. For powertrain, our products are used for engine emissions and fuel economy improvements and powertrain electrification with mixed signal power management power driver and analog signal processing. In this area, we are clearly a market leader due to continuous process innovation, such as the recently introduced 110-nm. We also manufacture 32-bit microcontrollers for engine control and automatic gearbox applications. In this area we benefit from our competitive advantage in technology R&D with our recent 40-nm process currently in a qualification phase and our 300-mm plant in Crolles.

(ii) Chassis-Safety. Our Chassis-Safety products are used for passive and active safety systems. Our chassis-safety products are used for applications relating to braking, vehicle steering and airbag safety.

(iii) Body Electronics. We design and manufacture power, smart power products and microcontrollers addressing applications like door modules, anti-theft, lighting, wipers and body control modules.

(iv) Infotainment. We design and produce products to provide a full solution in the digital area of automotive applications. We create full solutions for automotive infotainment analog including tolling, navigation and telematics applications. The increasingly complex requirements of the car/driver interface continue to create market opportunities for us to use the company’s media processing and global positioning (“GPS”) capabilities in car multimedia applications. We have the skills and competence to provide a total solution, including GPS navigation, media processing, audio amplification and signal processing. We also supply components to satellite radio applications, including base band products to market leaders in this area.

In 2013, we reinforced our strong position in braking applications, with two important wins with two global Tier 1s, and entered into new partnerships with car manufacturers to address radical innovation and open new growth opportunities. We also landed a win for an injector driver for a gasoline direct-injection engine controller — the first resulting from a collaboration with a strategic Asian customer; earning an important award for a 32-bit 40-nm microcontroller family for body gateway and body control modules from a major European Tier 1. Furthermore, we leveraged our record of success with Sirius/XM to win the new generation 40-nm base band chip for Digital Satellite Broadcasting.

Industrial and Power Discrete (IPD)

The IPD Group’s activities focus on developing a broad range of innovative and competitive products including Power, Smart Power and Analog ICs. Our key product focus includes: power management ICs for smartphones and tablets, industrial ASICs and ASSPs for factory automation, motion control and lighting; tunable capacitors for mobile phones; SiC DIODES for high power converters, High Performance Triacs, SCRs and High Efficiency Rectifiers, IGBT power modules for industrial applications, high voltage and low voltage Power MOSFETs for applications such as “point of load”, telecom DC-DC converters, PFC, switch mode power supplies and automotive equipment.

In particular we focus on the following most attractive segments:

(i) Smart Grid. Key applications include smart metering, renewable energy, energy saving, power conversion, HEV-EV and LED lighting.

(ii) Automation. Key automation applications include factory automation, industrial motor drives, home & building automation, networking and security.

(iii) Portable. Our key portable applications include smartphone, tablet, handheld consumer, fitness and consumer medical.

(iv) Power Conversion. Our key applications include SMPS, PC Power, telecom, UPS, welding, adapter and server.

IPD developments during 2013 include:

(i) Industrial. ASICs with extended lifetimes from major EMEA automation companies as well as another for a dedicated power supply for utilities metering; significant wins with a large Asian welding customer and with Intelligent Power Modules for air-conditioning and motor-control applications; ViperPlus high-voltage converters designed in at a major Taiwanese SMPS manufacturer; German factory automation customers with newest octal intelligent power switch; and big design wins for very-high-voltage super-junction MOSFETs with a European lighting leader and for high-voltage devices in Japan and Korea for Switched-Mode Power Supply and LED applications;

(ii) Consumer. Intelligent power modules scored several design wins from home-appliance leaders in the U.S. and Europe; and high-voltage gate driver for washing-machine applications and for high-voltage converters to be used in coffee machines and washing machines for several major European manufacturers;

(iii) Innovative Solutions. New LED lighting platform for a major U.S. manufacturer; many diverse design wins with the innovative digital-power STLUX385x platform; and multiple wins for silicon-carbide power diodes in high-power server applications; and

(iv) Portable. Very high market share with AMOLED drivers; wins for RF antenna tuner for smartphones; field-effect rectifier diodes for mobile and tablet chargers at a leading Asian OEM; and won key EMIF filters & protection-device sockets with leading game-console, tablet, notebook and other portable applications. Strong momentum with new advanced analog power management ICs for efficient battery management thanks to the transfer of the team from ST-Ericsson.

Analog & MEMS (AMS)

We are positioning AMS in the High End Analog world that comprises MEMS, many kinds of Sensors, Interfaces, low power RF Transceivers and Analog front-end. We design and manufacture a wide variety of MEMS products for many different applications and all market segments. We are a leader of the overall MEMS Market with the ability to produce and sell micro-actuators, like the thermal ones utilized in the Thermal Ink Jet and micromachined sensors, such as accelerometers, gyroscopes, altimeters, compasses, microphones and pressure sensors, in billions of pieces per year.

The Group also develops innovative, differentiated and value added analog products such as:

•	audio amplifier ICs, used in a variety of end-products from portable to professional audio systems;

•	touch screen controllers, named FingerTip Chips, for in-cell and on-cell LCD and AMOLED panel technology for smartphones and tablets applications;

•	low power infrared sensors;

•	battery-less low power wireless sensor nodes for applications in healthcare, industrial and consumer applications;

•	gas flow sensors for next generation fully electronic gas-meters;

•	high-resolution ICs for 3D and 4D ultrasound imaging; and

•	high performance standard products like operational amplifiers and comparators, current sensors, real time clock chips, smart resets, supervisors and new generation interface chips.

Important 2013 developments include the production of a 6-axis MEMS device for the flagship model of an Asian Smartphone manufacturer and the start of high-volume production of the 4th generation 3-axis gyroscope for a major consumer electronics manufacturer. We also started production for an accelerometer for airbag in Automotive and launched mass production of a Smart iNEMO module, containing an accelerometer, gyro and brain for a handheld gaming system from a major manufacturer. iNEMO modules integrate different types of sensors to offer more compact, robust and easy-to-assemble solutions compared to discrete MEMS products and brings motion sensing systems to the level required for the most demanding applications, such as enhanced gesture recognition/gaming, augmented reality, indoor navigation and localization-based services. In addition, we received a win for a high end digital top port microphone in a new tablet and received environmental sensor success with the launch of a new environmental sensor for a leading Chinese smartphone manufacturer.

Embedded Processing Solutions (EPS)

Digital Convergence Group (DCG)

We provide a complete and flexible solution across a broad range of applications for delivering high-definition content and rich services to end users, from complex ASICs for network infrastructure and gaming to ASSPs for digital set-top boxes and monitors. DCG’s 2013 developments include:

(i) wins in set-top box, including: receiving awards for new set-top box Class2 product family, with full certification from Nagra and Viaccess; Sumitomo Electric Networks’ selecting of Orly for its Advanced Generation of Smart IPTV set-top boxes; receiving an important design at a key customer for the U.S. cable modem based on Orly; our selection by MitraStar Technology for the newest set-top boxes from Kbro Broadband; and achieving DOCSIS 3 certification for SoC products addressing the cable-data gateway and interactive set-top box markets; and

(ii) momentum in FD-SOI, including: receiving 15 design wins as of the current date and a sustained high level of customer interest; delivering a test chip to a top customer in the consumer market; launching an engagement with a key player in mobile phone market in China; and successfully completing a 28-nm performance validation with a key networking Chinese player.

(iii) exit from the digital TV ASSP SoC market and reduced presence in standalone display port components (furthermore, in February 2014, we entered into a small transaction transferring a part of our display port standalone product portfolio to a third party which hired some employees engaged in this activity).

Imaging, BiCMOS ASIC & Silicon Photonics (IBP)

The IBP Group’s activities focus on developing innovative, competitive and low power solutions and systems for BiCMOS ASIC and Silicon Photonics as well as Imaging products. For BiCMOS ASIC & Silicon Photonics, we are focused on developing products for RF, Optical ICs and Silicon Photonics. For Imaging products, we address image capture and processing product requirements for various segments of the industry, due to four product families, CMOS image sensors, CMOS photonic sensors, Imaging modules and Imaging processors. In the mobile imaging segment, wireless handset and tablets, we produce CMOS-based camera modules, CMOS image sensors and processors for low and high density pixel resolutions, which also meet the autofocus, advanced fixed focus and miniaturization requirements of this market.

IBP’s 2013 developments include:

(i) for our high volume image sensor business: high volume innovative image sensors using ST’s proprietary backside-illumination (“BSI”) technology to camera integrators; our delivering high-value dedicated Image Signal Processor (“ISP”) to a leading consumer brand; and our winning a slot for the ISP from a leading phone manufacturer;

(ii) for silicon photonics: securing design wins for ASICs using silicon photonics with two of the world’s top optical communications manufacturers; collecting a broad range of design wins from many customers that use ST BiCMOS or silicon photonics process technology in almost 30 new ASIC projects; and ramping production for 100G and parallel optics applications; and

(iii) with regard to diversification: sampling and demonstrating to automotive market leaders a new high-performance ISP and image-sensor chipset with advanced features for automotive and security applications.

Microcontrollers, Memory & Security (MMS)

MMS activities focus on microcontrollers dedicated to General purpose and Secure applications.

With our STM32 product family, we offer a wide range of 32-bit General Purpose Microcontrollers suitable for a wide variety of applications from those where a minimum cost is a primary requirement to those that need powerful real-time performance and high-level language support. In addition, our ST33/31 secure microcontrollers are also based on 32-bit architecture that securely store data and provide an array of security capabilities including advanced data encryption. Our expertise in security is a key to our leadership in the banking, pay-TV, mobile communication, identity, and transport fields. We also actively contribute to the emergence of new applications such as secure mobile transactions on near field communication (“NFC”) mobile phones, trusted computing, brand protection, etc. In addition under the “Incard” brand, we develop, manufacture and sell smartcards for banking, identification and telecom applications.

MMS is also involved in the memories (EEPROM), which are used for parameter storage in various electronic devices in all market segments. RF EEPROM memories are opening many new opportunities everywhere.

These products are manufactured in processes capable of embedding nonvolatile memories as appropriate.

During 2013, we continued to expand our leadership in 32-bit by receiving several design wins, such as:

•	sensor-hub in various mobile applications at a major manufacturer;

•	next-generation low-power fitness-monitoring system at a key Americas OEM;

•	Samsung’s latest wearable device and smartphone;

•	several other design wins for smart-watch applications at major global OEMs; and

•	Wi-Fi modules for Internet-of-Things applications at various customers.

We also expanded our secure microcontroller business:

•	embedded ST33 Secure Element in major OEMs’ showcase smartphone;

•	growing adoption of the ST31, our secure 32-bit MCU, in contact and contactless banking applications; and

•	achieved Bank-Card Test Center certification for our secure microcontroller for Dual Interface Banking in China.

Wireless (WPS)

The Wireless Product Line resulted from the combination of our wireless business with NXP’s and with Ericsson’s mobile platform business to form a joint venture, ST-Ericsson (JVS).

Upon our decision to exit ST-Ericsson and break up the ST-Ericsson business (legacy products went to ST and the LTE modem to Ericsson), we report the revenues of phased out ST-Ericsson products in the Wireless Product Line.

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

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared to mutual advantage for joint technology development. For example, we belong to the International Semiconductor Development Alliance to co-develop 32/28-nm and below process technologies. In addition, we collaborate closely with the CEA Leti in both process development and design, with recent focus on our FD-SOI derivative technology. Furthermore, we have joint development programs with leading suppliers such as Air Liquide, ASM Lithography, Hewlett-Packard, PACKTEC, JSR, SOITEC, Statchip, Teradyne and with electronic design automation (“EDA”) tool producers, including Cadence, Mentor and Synopsys. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe on NanoElectronics (“CATRENE”), ARTEMIS and the European Nanoelectronics Initiative Advisory (“ENIAC”) programs.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our major customers include Apple, Blackberry, Bosch, Cisco, Conti, Hewlett-Packard, Nokia, Oberthur, Samsung, and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our broad range portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Wintech and Yosun. The semiconductor industry has historically been cyclical and we have responded by emphasizing balance in our product portfolio, in the applications we serve and in the regional markets we address.

No customer exceeded 10% of our total net revenues in both 2013 and 2012. There can be no assurance that our customers or distributors will continue to place orders with us in the future at the same levels as in prior periods. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Disruptions in our relationships with any one of our key customers, and/or material changes in their strategy or financial condition, could adversely affect our results of operations”.

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

(i) EMEA — In EMEA, there are seven sales organizations. Four are geographically defined and cover North, Central, West and South & Emerging Markets. Three sales units have worldwide responsibility for global sales of three Global Key Accounts. Marketing is organized to reflect the product groups, representing APG, Digital, MMS and AMS/IPD. Combined, these organizations are collectively responsible for new and existing account development, technical support and logistics and services support. We also have an organization that manages our distribution network and supports EMS customers for manufacturing on behalf of our OEM customers.

(ii) Americas — In the Americas region, the sales and marketing team is organized into seven major accounts: Global Key Accounts, Four New Major Accounts, Sales by Geography consisting of the West Coast, Central South, North Central and East Coast Sales. We also have a sales team supporting Latin America based in two centers in Mexico and Brazil. Our Marketing teams that support and promote specific products are organized in line with our product groups, of which there are six: APG, AMS, DCG, IBP, IPD and MMS. We also have an organization that manages our distribution network and supports EMS customers mostly for manufacturing on behalf of our OEM customers.

(iii) Greater China-South Asia — The Greater China-South Asia region comprises six geographical sales units with offices covering North China (Beijing), Central China (Shanghai), South China (Hong Kong), Taiwan (Taipei), India (New Delhi) and ASEAN/Australia & New Zealand (Singapore). It is further supported by a centralized Channel coordination function, as well as six key product groups, namely, DCG, IBP, APG, IPD, AMS and MMS, and four new major accounts. In 2013, the company also opened 7 new offices (6 in mainland China and 1 in Taiwan) in the region.

(iv) Japan-Korea — The Japan-Korea region comprises three geographical sales units with offices covering East Japan (Tokyo and Nagoya), West Japan (Osaka), Korea (Seoul) and four new major accounts. It is further supported by key product groups, namely, DCG/IBP, APG, IPD/AMS and MMS plus a comprehensive Sales Channel Management that provides products and sales support for the regional distribution network. Each geographical sales unit sells each product from our portfolio that fits the applications. Marketing and Application organization provides product support and training for standard products for the region. In addition, five central support functions (business management, field quality, human resources, finance and corporate communications) allow the region to run all of the necessary tasks smoothly.

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

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

We combine front-end manufacturing and technology R&D under the same organization for each of SP&A and EPS to ensure a smooth flow of information between the R&D and manufacturing organizations and we leverage on significant synergies and shared activities between the two segments to cross-fertilize both businesses. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts. The total amount of R&D expenses in the past three fiscal years was $1,816 million, $2,413 million and $2,352 million in 2013, 2012 and 2011, respectively.

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

Our R&D design centers offer a significant advantage for us in quickly and cost effectively introducing products. In addition, we have advanced R&D centers strategically located around the world, including in France, Italy, China, India, Singapore, the United Kingdom and the United States. We have a technology council comprised of fifteen leading experts to review, evaluate and advise us on the competitive landscape. Our R&D center in Greater Noida, India provides necessary support to the Group’s design activities worldwide and hosts R&D activities focused on software development and core libraries development, with a strong emphasis on system solutions.

In 2008, we entered into an R&D alliance with the International Semiconductor Development Alliance (“ISDA”) led by IBM, whose other core members are Samsung and Global Foundries, to develop leading edge core CMOS technologies at 32/28-nm and 22/20-nm nodes. In 2013, we extended our participation in ISDA to cover the next nodes (14/10/7-nm). We are also working with the CEA Leti and IBM to develop in Crolles our FD-SOI derivative technology, which, for the 28-nm node and the next generation, 14-nm, are in development, and for the 10-nm, it is on our roadmap. This FD-SOI technology offers an alternative to the Fin-FET technology proposed by competitors for applications targeting low power dissipation.

In 2009, we also entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano-2012” Research and Development program. This program expired at the end of 2012. On July 22, 2013, we announced the Nano-2017 Research and Development program. See “Item 5. Operating and Financial Review and Prospects — Other Developments”.

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

In Italy, our technology R&D development activities occur principally in Agrate and Catania. In Agrate, such activities encompass prototyping, pilot and volume production of newly developed technologies with the objective of accelerating process industrialization and time to market for Smart Power affiliation (BCD), including on SOI, High Voltage CMOS and MEMS. In addition, we plan to set up a 300-mm pilot line for manufacturing and R&D for advanced BCD technology. We also run a joint operation under a consortium agreement with Micron Technologies (“Micron”) in which we and Micron each manage our respective technology R&D programs. In Catania, we develop new technologies for power discretes, SICs and gallium arsenide.

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

We play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe on NanoElectronics (“CATRENE”), ARTEMIS and the European Nanoelectronics Initiative Advisory Council (“ENIAC”) programs.

Property, Plants and Equipment

We currently operate 14 main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies
Front-end facilities
Crolles1, France	Application-specific products	Fab: 200-mm CMOS and BiCMOS, Analog/RF

Crolles2, France	Application-specific products and leading edge logic products; nonvolatile memories and microcontrollers

Fab: 300 mm research and
development on deep sub-
micron (20 nm bulk and FD SOI
14 nm) CMOS and
differentiated SoC technology
and manufacturing on advanced
CMOS, imaging technologies
and Nonvolatile memories
microcontrollers at (80, 55 and
40-nm)

Agrate, Italy	Nonvolatile memories, microcontrollers and application-specific products MEMS	Fab 1: 200-mm BCD, MEMS, Microfluidics Fab 2: 200-mm, embedded Flash, research and development on nonvolatile memories and BCD technologies and Flash (operating in consortium with Micron)

Location	Products	Technologies
Rousset, France	Microcontrollers, nonvolatile memories and Smartcard ICs, application-specific products	Fab 1: 200-mm CMOS, Smartcard, embedded Flash, Analog/RF

Catania, Italy	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150-mm Power metal-on silicon oxide semiconductor process technology (“MOS”), VIPpowertm, MO-3, MO-5 and Pilot Line RF Fab 2: 200-mm, Microcontrollers, Advanced BCD, power MOS

Tours, France	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125-mm, 150-mm and 200-mm pilot line discrete

Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, nonvolatile memories, and application-specific products

Fab 1: 150-mm-bipolar, power
MOS and BCD, EEPROM,
Smartcard, Micros, CMOS logic

Fab 2: 150-mm Microfluidics,
MEMS, power MOS, BiCMOS,
CMOS (wind-down of certain
manufacturing lines ongoing)

Fab 3: 200mm BCD and Power
MOS (Pilot line installation
ongoing)

Back-end facilities

Muar, Malaysia	Application-specific and standard products, microcontrollers	Ball Grid Array, Power Automotive, SOIC, QFP

Kirkop, Malta	Application-specific products, MEMS, Embedded Flash for Automotive	Ball Grid Array, QFP, Land Grid Array

Toa Payoh, Singapore	Optical packages research and development, EWS and Testing Center

Bouskoura, Morocco	Nonvolatile memories, discrete and standard products, micromodules, RF and subsystems	Power, SOIC, Micromodules

Shenzhen, China(1)	Nonvolatile memories, optical packages, discrete, application-specific and standard products	Ball Grid Array, Camera Module, SOIC, Power

Longgang, China	Discrete and standard products	Power, PDIP (wind down and consolidation to Shenzhen has started)

Calamba, Philippines	Application specific products and standard products, MEMS	Ball Grid Array, QFN, Micromodules, Land Grid Array

(1)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.

Fab 2 in Ang Mo Kio is to be reduced essentially to Microfluidics products, while in Catania Fab 1 will be progressively converted into 200-mm and merged with Fab 2. There will be consolidation of our back-end activity in China to Shenzhen (closure of Longgang).

At the end of 2013, our front-end facilities had a total maximum capacity of approximately 130,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 3,600 wafers per week at the end of 2013, and we plan to increase production to up to approximately 6,000 wafers per week as required by market conditions and within the framework of our R&D Nano-2017 program.

We own all of our manufacturing facilities, but certain facilities (Muar-Malaysia, Shenzhen and Longgang-China, Toa Payoh and Ang Mo Kio-Singapore) are built on land, which are the subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2013 we purchased approximately 9% from external foundries of our total silicon production. Our plan is to extend sourcing of silicon from external foundries up to above 20% of our total needs.

At December 31, 2013, we had approximately $163 million in outstanding commitments for purchases of equipment and other assets for delivery in 2014. In 2013, our capital spending, net of proceeds, was $531 million, above the $476 million registered in 2012. In the 2011-2013 period the ratio of capital investment spending to revenues was about 8.6%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook: Capital Investment”.

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

In the second part of 2013, we experienced demand progressing at a pace lower than expected. Nonetheless we have been able to properly balance our fabs and plants loading versus the inventories evolution to ensure the sound level of their operational performances.

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

Intellectual Property (IP)

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two- or three-dimensional layout of an integrated circuit. We currently own approximately 16,000 patents and pending patent applications, corresponding to over 9,000 patent families (each patent family containing all patents originating from the same invention), including 598 original new patent applications filed in 2013.

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

We entered 2013 with a backlog lower than we had compared to 2012, as a result of a difficult industry environment. During 2013, our backlog declined, in particular in the second half, mainly reflecting the impact of the wind-down of the ST-Ericsson business. Excluding the Wireless product line, we entered 2014 with a backlog similar to what we had entering 2013.

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

Organizational Structure and History

We are organized in a matrix structure with geographic regions interacting with product groups, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2013:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Brazil, Sao Paulo	Incard do Brazil Ltda	50
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Holland, Amsterdam	STMicroelectronics Finance B.V.	100
Holland, Amsterdam	STMicroelectronics Finance II N.V.	100
Holland, Amsterdam	STMicroelectronics International N.V.	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Aosta	Dora S.p.A.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	ST-Ericsson (Philippines), Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore	Veredus Laboratories Pte Ltd	67
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100
United States, Wilsonville	The Portland Group, Inc.	100

The following table lists our principal equity-method investments and our percentage ownership as of December 31, 2013:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
France, Grenoble	MicroOLED S.A.S	39.6
Italy, Catania	3Sun S.r.l.	33.3
Switzerland, Geneva	ST-Ericsson SA	50.0

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

The main programs for R&D in which we are involved include: (i) the Eureka CATRENE cooperative R&D program (Cluster for Application and Technology Research in Europe on NanoElectronics); (ii) EU R&D projects with FP7 (Seventh Frame Program) for Information and Communication Technology; (iii) European Joint Technology Initiatives (JTI) such as ENIAC (European Nanoelectronics Initiative Advisory Committee) and ARTEMIS (Embedded Computing Systems Initiative) operated by Joint Undertakings formed by the European Union, some member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation. We were awarded in 2012 two of the first of five projects under the ENIAC “KET (Key Enabling Technologies) Pilot Lines” frame, recently launched in Europe. They are devoted respectively to specific MEMS technologies (based in Italy) and FD SOI technologies (based in France). At 2013 end, we were awarded 4 new projects in the same “KET Pilot Lines” frame, for embedded non-volatile memories, diversified image sensors, design in FD-SOI technologies (all in France) and again MEMS (in Italy).

In December 2013, the European Commission formalized Horizon 2020, the European Union’s new research and innovation framework for 2014 through 2020, which also includes provisions to continue supporting the public-private partnerships that existed under FP7. In particular, the new ECSEL (Electronic Components and Systems for European Leadership) JTI will be supported to boost Europe’s electronics manufacturing capabilities. ECSEL is a merger of the ARTEMIS initiative and the ENIAC initiative, and it also incorporates research and innovation on smart systems under EPoSS. ECSEL is expected to start in early 2014 and run for 10 years.

In Italy, there are some national funding programs established to support the new FIRST (Fondo per gli Investimenti nella Ricerca Scientifica e Tecnologica) that will groups previous funding regulations FIRB (Fondo per gli Investimenti della Ricerca di Base, aimed to fund fundamental research), FAR (Fondo per le Agevolazioni alla Ricerca, to fund industrial research), and FSC (Fondo per lo Sviluppo e la Coesione) the FCS (Fondo per la Competitività e lo Sviluppo). The FRI (Fondo rotativo per il sostegno alle imprese e agli investimenti in ricerca) funds research and innovation activities and the new FIT (Fondo speciale rotativo per l’Innovazione Tecnologica) FCS (Fondo per la Crescita Sostenibile) that is designed to fund precompetitive development in manufacturing. These programs are not limited to microelectronics and are intended to support industry R&D in any segment. Italian programs often cover several years and the approval phase is quite long, up to two or three years. In 2013, within the PON (Programma Operativo Nazionale “Ricerca e competitività 2007 2013”), the Italian Research Ministry finalized the complete ranking of the approved proposals for the DTA (Distretti ad Alta Tecnologia), and seven projects involving the company were formalized and one of our proposals was selected for funding.

In Italy, according to the ARTEMIS and ENIAC Joint Undertaking procedures related to calls for proposals, in 2013 the Italian Research Ministry approved public grants for an additional four ENIAC projects (of which one was under the ENIAC’s call for “Key Enabling Technologies — Pilot Lines) and one for ARTEMIS project (under the ARTEMIS Innovation Pilot Program call) involving the company.

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

In France, support for R&D is given by public agencies such as ANR (Agence Nationale de la Recherche), or OSEO (the agency taking over the missions and budgets of the AII Agency for Industrial Innovation), generally for consortia of partners grouping universities, public laboratories and private actors (large and small). The agencies operate via calls for project proposals, most often related to the identified “clusters of competitiveness” (Pôles de Compétitivité) throughout the French territory. The most relevant for us are ‘Minalogic’ around Grenoble, ‘SCS’ in the south-east area covering Rousset and ‘S2E2’ in the Tours area. The selected projects receive a support limited to 25% or 35% of the actual R&D expenses, depending on the type of project. The funding is given when technical reports have been accepted by the agencies; all expenses must be documented and financial audits are organized by the agencies to check their eligibility.

Another important contribution is given by the Ministry of Industry (“FCE”) and by local public authorities. Specific support for microelectronics is provided through FCE to all the companies with activities in France in the semiconductor industry. The amount of support under French programs is decided annually and subject to budget appropriation. In 2012, we terminated the execution of the “Nano-2012” Research and Development program, which is designed to promote the development of advanced CMOS (32-nm and below) technologies for system on chip semiconductor products in the Grenoble-Crolles region of France, in cooperation with the ISDA. In this program, STMicroelectronics (Crolles and Grenoble sites) was the leading contributor, with over 30 other partners (universities, public research laboratories, large groups and small companies (SMEs)). Under this frame agreement, an overall funding budget of €340 million (about $450 million) in grants was put in place for us for the period 2008-2012, subject to the conclusion of agreements every year with the public authorities (the French State being represented by the Ministry of Industry, and local authorities), and provided that all technical parameters and objectives are met.

Due to a major change in the taxation regime in France, the local authorities have received lower tax receipts than before. During the “Nano-2012” program, some of the local authorities involved have, as a result of such tax receipts, decided to suspend their funding obligations related to the “Nano-2012” program. Therefore, the benefit for us and the other partners ended up being lower than expected as the French government did not agree to compensate us for the shortfall in support from the local authorities. At the end of 2012, the program ended and a final review was completed in April 2013. The final review concluded that the technical program had been fully executed in line with the plans, helping to further develop the Grenoble ecosystem.

On July 22, 2013, the French Prime Minister announced the Nano-2017 Research and Development program, a five-year public-private strategic R&D program led by us to further advance our leadership in key embedded processing solutions and technologies. The project draws support from a broad coalition of French national, regional and local authorities as well as by the European community through the ENIAC Joint Technology Initiative. Funding for the program is subject to approval by the European Commission. Ultimately, “Nano-2017” will strengthen our leadership in such key technologies as FD-SOI (low-power, high-performance processing), next-generation imaging (sensors and image signal processors), and next-generation embedded non-volatile memories. These technologies are at the core of our embedded processing solutions which include microcontrollers, imaging solutions, digital consumer products, application processors and digital ASICs. The pan-European enlargement of this program (with partners in close to 20 European countries) will also contribute to the strengthening of European cooperation in the micro-nanoelectronics sector, along the entire value chain, from materials and equipment to components and system design. This program relies on leading industry clusters in Europe, such as Dresden (Germany), Leuven-Eindhoven (Belgium-the Netherlands) and Grenoble-Crolles (France). While we expect to receive public funding under the Nano 2017 agreement in the course of the current quarter, there is no guarantee that the program will be approved or if it is approved, that there will be no modifications that could negatively affect the R&D program, all of which could have a material adverse effect on our results of operations. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — If we fail to receive the necessary funding for our R&D program, we may have to reconsider our strategy, which could adversely impact our results of operations” and “— If we fail to meet the condition and approval requirements applicable to public funding, which we have received in the past, we may face demands for repayment, which may increase our costs and impact our results of operations”.

A new type of R&D support program was set up in France in 2011, as part of a global rejuvenation effort aimed at research and industry (“Investissements d’Avenir” or IA). This program is coordinated by the CGI (Commissariat Général aux Investissements d’Avenir) and targets industrial sectors of high relevance. We have been granted three projects under this frame, which started in 2013: one for “Tours 2015” covering three types of technologies developed in cooperation with public laboratories, one for Rousset “MAGE” targeting the development of ultra-low power secure microcontrollers and one in the area of electricity metering: “So-Grid”.

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

Government support for capital expenditures funding has been used to support our capital investment. Although receipt of these funds is not directly reflected in our results of operations, the resulting lower amounts recorded in property, plant and equipment costs reduce the level of depreciation recognized by us. See Note 2 to our Consolidated Financial Statements.

As a third category of government funding, we receive some loans, mainly related to large capital investment projects, at preferential interest rates. See Note 13 to our Consolidated Financial Statements.

Funding of programs in France and Italy is subject to annual appropriation, and if such governments or local authorities were unable to provide anticipated funding on a timely basis or if existing government or local-authority-funded programs were curtailed or discontinued, or if we were unable to fulfill our eligibility requirements, such an occurrence could have a material adverse effect on our business, operating results and financial condition. Another reason for the delayed funding execution, after national approval, is the obligation European governments have to notify the European Commission DG Competition when their support exceeds €7.5 million. From time to time, we have experienced delays in the receipt of funding under these programs. As the availability of such funding is substantially outside our control, there can be no assurance that we will continue to benefit from such government support, that sufficient alternative funding would be available if necessary, or that any such alternative funding would be provided on terms as favorable to us as those previously committed. Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued, in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — If we fail to meet the condition and approval requirements applicable to public funding we have received in the past, we may face demands for repayment, which may increase our costs and impact our results of operations.”.

Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, raw material suppliers and external silicon foundries and back-end subcontractors.

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

Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental, health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most of the jurisdictions in which we operate, we must obtain permits, licenses and other forms of authorization, or give prior notification, in order to operate. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our Principles of Sustainable Excellence (“PSE”) and Sustainability Strategy, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008, with the technical specification ISO/TS16949:2009; with the environmental standards ISO14001 and the European EMAS (Eco Management and Audit Scheme); and with the energy management standard ISO 50001 for all ST Front-end sites.

Our activities are subject to two directives: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended), which was replaced, with effect from January 3, 2013, by Directive 2011/65/EU of June 8, 2011, entitled “ROHS 2” Directive; and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as amended), which will be replaced, with effect from February 15, 2014 by Directive 2012/19/EU of July 4, 2012. Moreover our products, due to their final applications, may be subject to the end of life vehicles Directive 2000/53/EC (“ELV” Directive, as amended) Directive 2006/66/EC (Battery Directive) and Directive 2007/47/EC (Medical Devices as amended). The ROHS Directive aims at banning the use of lead and other metals and of other flame retardant substances in electric and electronic equipment placed on the market, while the new text is also introducing new requirements within the design and manufacturing phases of the products manufacturing electronic components. The WEEE Directive promotes the recovery and recycling of electrical and electronic waste, while not imposing any “take back” activities to our operations, since ST products, being semiconductor components (not equipment) are excluded from the WEEE take back scope. At this stage, only one subsidiary (located in France) participates to a take back consortium for battery products.

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

Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “— Critical Accounting Policies Using Significant Estimates”, “— Business Outlook”, “— Liquidity and Capital Resources” and “— Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors”. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements;

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	provisions for litigation and claims and recognition and measurement of loss contingencies;

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets;

•

annual and trigger-based impairment review of our goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing on long-lived assets;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale;

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments;

•	restructuring charges and other related exit costs;

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;

•	assumptions used in calculating pension obligations; and

•

determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates. To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected.

Our Consolidated Financial Statements include the ST-Ericsson joint ventures; in particular, until the end of August 2013, we fully consolidated ST-Ericsson SA and related affiliates (“JVS”), which was owned 50% plus a controlling share by us. Following the transfer of one share to Ericsson and the new shareholder agreement, we ceased to hold control and to consolidate JVS and started to account for it under the equity method as of September 1, 2013. The other joint venture, focused on fundamental R&D activities, whose parent company is ST-Ericsson AT SA (“JVD”), was owned 50% plus a controlling share by Ericsson and was therefore accounted for by us under the equity method until its sale to Ericsson on August 2, 2013.

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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate for a significant change in the current market price. We record the accrued amounts as a deduction of revenue at the time of our sale to distributors. The ultimate decision to authorize a distributor refund remains fully within our control. The short outstanding inventory time period, our visibility into the standard inventory product pricing and our long distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could severely impact our profitability.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that products do not conform, we will repair or replace them, or issue a credit note or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are usually associated with end-user customers, not with distribution channels. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. We provide for such returns when they are considered probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policy relating to product liability only covers physical and other direct damages caused by defective products. We carry limited insurance against immaterial non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Any potential warranty claims are subject to our determination that we are at fault for damages, and that such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claims.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. In such cases, following the guidance related to revenue recognition, the arrangement is allocated to the different elements based on vendor-specific objective evidence, third party evidence or our best estimates of the selling price of the separable deliverables. These arrangements generally do not include performance-, cancellation-, termination-, or refund-type provisions.

Trade accounts receivable. We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we evaluate our customers’ financial condition periodically and record a provision for any specific account we consider as doubtful. In 2013, we did not record any new material specific provision related to bankrupt customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

Business combinations and goodwill. The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2013, the value of goodwill in our Consolidated Balance Sheet amounted to $90 million.

Impairment of goodwill. Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available, after performing a qualitative assessment to determine whether an impairment test is necessary, in cases when we have chosen such option. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we use the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.

We performed our annual impairment test of goodwill on each of our reporting units containing goodwill during the third quarter of 2013. Based upon the first step of the goodwill impairment test, no impairment was recorded for the AMS and MMS reporting units since the fair value of the reporting units exceeded their carrying values by approximately six times. However, we were required, based upon step one, to conduct the second step of the impairment test for the DCG reporting unit whose estimated fair value was lower than its carrying value. Before performing the second step of the goodwill impairment test, we tested the dedicated long-lived assets of DCG for impairment. The result was that all dedicated intangible assets, amounting to $18 million, were fully impaired due to the negative cash flow projected over their remaining useful life. Regarding the tangible fixed assets, their fair value was essentially equal to their carrying value. The second step of the goodwill impairment test was performed, which requires a determination of the implied fair value of goodwill in a manner similar to a purchase price allocation exercise, and therefore to determine the fair value of all assets and liabilities of the DCG reporting unit. These fair values are considered only to determine the impairment charge but are not booked. No other unrecorded intangible assets have been identified and the implied fair value of goodwill is nil leading to an impairment charge for the third quarter of 2013 of $38 million. In summary, as a result of our impairment test in the third quarter of 2013, we recorded a non-cash impairment of $18 million relating to the dedicated intangible assets of the DCG reporting unit and a non-cash impairment of $38 million relating to the remaining goodwill of the DCG reporting unit.

Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

Intangible assets subject to amortization. Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks and contractual customer relationships and computer software. Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life. We evaluate each reporting period whether there is reason to suspect that intangible assets held for use might not be recoverable. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment charge is recognized for the excess of the carrying amount over the fair value. Significant management judgments and estimates are required to forecast undiscounted cash flows associated with the intangible assets. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

As noted above, following our annual impairment test of goodwill, we recorded an impairment charge of $18 million in the third quarter of 2013 for the intangible assets dedicated to the DCG reporting unit.

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

At December 31, 2013, the value of intangible assets subject to amortization in our Consolidated Balance Sheet amounted to $217 million.

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

We evaluate each reporting period if there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each Balance Sheet date or when impairment indicators are identified. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated. Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell. In 2013 we recorded an impairment charge of $29 million on property, plant and equipment following the decision to shut down one of our 150-mm fabs in Ang Mo Kio (AMKJ9 Singapore).

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

While we perform, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires us to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could record additional inventory reserve, which would have a negative impact on our gross margin.

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated. Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2013, the restructuring charges and other related closure costs amounted to $183 million before taxes, mainly in connection with our ongoing initiative to reduce quarterly net operating expenses, comprised of combined selling, general and administrative and research and development expenses, net of R&D grants, in the range of $600 to $650 million, and the ST-Ericsson exit.

ST-Ericsson break-up. Pursuant to the memorandum of understanding with Ericsson, which described the principles for the break-up and wind-down of the ST-Ericsson joint venture, ST-Ericsson activities were split into three main parts. The first part included the design, development and related expenses associated with the R&D costs for the LTE multimode thin modem products, which since March 2, 2013, has been fully funded by Ericsson. The second part related to the ST-Ericsson business on existing products, French and Italian employees and the Calamba and Muar facilities, which have been, since March 2, 2013, fully accounted for in our accounts with no attribution to noncontrolling interest in our Consolidated Statement of Income. The third part was related to the wind-down activities remaining at ST-Ericsson, equally funded by both parties.

On July 17, 2013, we and Ericsson signed a Definitive Framework Agreement in line with the principles described above, which established the split of ST-Ericsson’s activities between ST and Ericsson, the form of the transfers, the allocation of intangibles, the allocation of intellectual property, the assumption of liabilities, the principle of a balanced break-up applied through equal cash funding at closing and the tail payment by Ericsson to ST in case of an onward sale by Ericsson of the LTE multimode thin modem business. In addition, we and Ericsson also signed funding commitment letters to the residual joint wind-down operations to ensure solvency capped at $149 million for each partner. Additionally, Ericsson and ST have released an indemnity letter, on terms that are customary under such circumstances, to ST-Ericsson’s directors and officers, which include the CEO, the CFO and other senior executives of our company.

On August 2, 2013, the transaction closed and various activities were transferred to the respective parents, including the sale of our shares in ST-Ericsson JVD, and the sale by ST-Ericsson JVS of its Swedish subsidiary, in each case, to Ericsson. At the same time, certain businesses have been sold by ST-Ericsson to third parties.

At the beginning of September 2013, we sold one share of ST-Ericsson JVS to Ericsson for its nominal value and signed the new shareholder agreement, changing the ownership structure of ST-Ericsson JVS to bring both partners to an equal ownership proportion. As a consequence, we determined that while we no longer have control over the entity, we retain a significant influence and account for it under the equity method.

As a result of the foregoing, the ST-Ericsson break-up was completed during the third quarter of 2013 and ST-Ericsson results have been deconsolidated since September 1, 2013.

Share-based compensation. We measure the cost of share-based service awards based on the fair value of the award on the grant date. In 2013, our share-based compensation plans awarded shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to certain industry performances. In 2013, approximately one-half of the shares awarded were contingent on the achievement of certain performance conditions. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to industry performances compared to our financial results, and our best estimates of award forfeitures and employees’ service periods. Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information. In 2013, we recorded a total charge of approximately $26 million relating to our outstanding stock award plans.

Income (loss) on Equity-method Investments. We record our share in the results of entities that we account for under the equity method. This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results. In case of triggering events, such as continuing difficult market conditions, which could lead to continued operating losses and negative cash flow, or in the case of a strategic repositioning by one or more of our partners, we determine whether our investment is temporarily or other-than-temporarily impaired. If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In 2013, we recognized a loss of approximately $104 million related to our equity investment in 3Sun largely due to a non-cash charge of $69 million on our equity value in 3Sun as share of losses in the investment due to impairment charges reported by 3Sun. As of December 31, 2013, we reported $30 million assets related to the combination of equity investment and parent loan in 3Sun. In addition, we recognized a loss of $18 million related to other investments, including our share of losses in ST-Ericsson JVS for about $7 million which has been accounted for under the equity method since September 1, 2013 and a loss of approximately $6 million related to our equity investment in MicroOLED SAS, primarily corresponding to the impairment of our remaining investment. We are continuing to monitor our equity investments and, if required, additional other-than-temporary impairment charges could negatively impact our future results. As of December 31, 2013, the value in our Consolidated Balance Sheets of our equity investments was $63 million.

Financial assets. We classify our financial assets in the following two categories, trading and available-for-sale. Such classification depends on the purpose for which the investments are acquired. We determine the classification of our financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost; they are neither classified as trading nor as available-for-sale financial assets.

Trading and available-for-sale financial assets are measured at fair value. The fair value of quoted debt and equity securities is based on current market prices. If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the amount that would be received from the sale of the asset in an orderly transaction between market participants. In measuring fair value, we make maximum use of market inputs and minimize the use of unobservable inputs. As of December 31, 2013, the value in our Consolidated Balance Sheet of our financial assets was $57 million invested in senior debt floating rate notes classified as assets available-for-sale.

Income taxes. We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We need to assess the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements. Furthermore, we assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities, which could require potential tax claims or assessments in various jurisdictions. In such an event and in case any tax assessment exceeds our provisions, we could be required to record additional charges in our accounts, which could significantly exceed our best estimates and our existing provisions.

We also assess the likelihood of realization of our deferred tax assets originated by our net operating loss carry forwards. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable profit available against loss carry forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies or the possibility to settle uncertain tax positions against available net operating loss carry forwards or similar tax losses and credits. We record a valuation allowance against the deferred tax assets when we consider it is more likely than not that the deferred tax assets will not be realized.

As of December 31, 2013, we had current deferred tax assets of $123 million and non-current deferred tax assets of $227 million, net of valuation allowances.

We could be required to record further valuation allowances thereby reducing the amount of total deferred tax assets, resulting in an increase of our income tax charge, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in our assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to take a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others”.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the Court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2013, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to probable risks. We currently estimate that possible losses for known claims are in the range of $30 million to $50 million. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings”.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, anti-trust, anti-corruption and competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2013, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 22 to our Consolidated Financial Statements.

There can be no assurance that all IP litigation or claims and other claims to which we are currently subject will be resolved in our favor or as currently anticipated. If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operations and our ability to compete.

Pension and Post-Employment Benefits. Our results of operations and our Consolidated Balance Sheets include amounts for pension obligations and post-employment benefits that are measured using actuarial valuations. At December 31, 2013, our pension and post-employment benefit obligations net of plan assets amounted to $366 million. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds, turnover rates and salary increase rates. These assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.

As a consequence of our decision to downsize our UK operations, we have proposed that the UK pension schemes (the Bristol Scheme and the Marlow Scheme) be merged, which will generate moderate funding savings and provide the Trustees with additional security through a larger and stronger principal employer. The merger of the two schemes is still under discussion with the Trustees and is not expected to materially change our pension liabilities.

Fiscal Year 2013

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2013 ended on March 30, 2013. The second quarter of 2013 ended on June 29, 2013 and the third quarter of 2013 ended on September 28, 2013. The fourth quarter of 2013 ended on December 31, 2013. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

In 2014 the first quarter will end on March 29, the second quarter will end on June 28, the third quarter will end on September 27 and the fourth quarter will end on December 31.

2013 Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories and, as a consequence of our exit from ST-Ericsson activities, excludes also the Wireless Application Specific market (Broadband and Application Processor)).

Based on published industry data by WSTS, semiconductor industry revenues increased in 2013 on a year-over-year basis by approximately 5% for the TAM to reach about $306 billion. The SAM declined by approximately 2% to reach about $139 billion. In the fourth quarter, the TAM and the SAM increased on a year-over-year basis by approximately 8% and 3%, respectively. Sequentially, in the fourth quarter of 2013, the TAM and the SAM decreased by approximately 1% and 2%, respectively.

With reference to our business performance, in 2013, we registered a decline of 4.8% in terms of revenues as a consequence of our exit from ST-Ericsson. Excluding the Wireless product line, our revenues increased 3.2%, a better performance than the SAM, with the main contributions coming from our microcontrollers and automotive products. We also made good progress on our customer diversification, mass market and distribution initiatives, with no customers above 10% and an increase of revenues in distribution, which was up by approximately 3 percentage points, reaching a 26% share of total revenues. Our fourth quarter 2013 revenues amounted to $2,015 million, a 0.1% increase on a sequential basis, within our guidance (flat, plus or minus 3.5 percentage points). The sequential increase in our revenues is the result of an increase of 2.3% in our Sense & Power and Automotive Products (SP&A) segment, while our Embedded Processing Solutions (EPS) segment decreased by 3.2%, mainly due to declining revenues in IBP product line by 11.7%.

On a year-over year basis, our revenues decreased by 6.8%, which is the result of an increase of 4.2% in our SP&A segment whereas our EPS segment decreased 19.4%, mainly driven by the phasing out of the Wireless product line and weak demand for set-top box legacy products in the Digital Convergence product line. Excluding the Wireless product line, on a year-over-year basis, our revenues in the fourth quarter of 2013 increased by 3.9% and EPS revenues by 5.0%.

Our effective average exchange rate for 2013 and 2012 was $1.31 for €1.00. Our effective average exchange rate for the fourth quarter of 2013 was $1.34 for €1.00, compared to $1.31 for €1.00 for the third quarter of 2013 and $1.30 for €1.00 in the fourth quarter of 2012. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our 2013 gross margin was 32.3% of revenues, decreasing by 50 basis points compared to the prior year, primarily due to the negative impact of selling prices and lower technology licensing revenues, partially offset by improved manufacturing efficiencies, lower unused capacity charges and the absence of the $53 million one-time charge related to the 2012 arbitration award to NXP. Our fourth quarter 2013 gross margin was 32.9%, increasing by 50 basis points on a sequential basis, reflecting improved manufacturing efficiencies, partially offset by a negative currency effect, the negative impact of selling prices and a higher amount of unused capacity charges. Our fourth quarter 2013 gross margin was within our guidance (33% plus or minus 2 percentage points).

In 2013, we made solid progress in executing the strategy we announced in December 2012 but we still have much to accomplish. We completed the split up of ST-Ericsson in a timely manner and by adding some of their competencies, we strengthened our product development teams. Our combined selling, general and administrative (SG&A) and research and development (R&D) expenses amounted to $2,882 million, a significant decrease compared to $3,579 million in the prior year, primarily due to the ST-Ericsson wind-down and the initial benefits of our ongoing restructuring initiatives. Furthermore, we brought our fourth quarter 2013 operating expenses down by about 25% compared to the year-ago quarter and our fourth quarter net operating expenses (combined SG&A and R&D expenses net of R&D grants) within our target range of $600 million to $650 million per quarter. We also started to make gradual structural changes to our manufacturing footprint which will benefit our gross margin and we announced a key frame agreement with the French government to support our R&D efforts for CMOS derivative technology.

Impairment and restructuring charges significantly decreased to $292 million from $1,376 million in 2012 mainly due to lower impairment charges. 2012 included a $1,234 million non-cash impairment charge on Wireless goodwill and other intangible assets.

Our operating losses were $465 million in 2013, improving compared to the loss of $2,081 million in 2012. The improvement in our operating losses in 2013 was mainly driven by our reduction of operating expenses and lower impairment charges. By product segment, the main improvement was registered by EPS which benefited from our exit of ST-Ericsson. Fourth quarter operating result before impairment and restructuring charges was an $18 million operating income improving from an operating loss of $142 million in the prior year quarter, mainly due to a reduction in operating expenses primarily due to our exit of ST-Ericsson and the benefits of our ongoing restructuring initiatives. Furthermore, our free cash flow was positive in the fourth quarter of 2013.

Business Outlook

In the first quarter, we expect overall revenues to decrease sequentially by about 9.5% at the midpoint plus or minus 3.5% percentage points. First quarter revenues reflect, on top of seasonality including the New Year holiday in Asia, a drop in revenues from ST-Ericsson legacy products of more than half from the fourth quarter of 2013 level. As a result, gross margin in the first quarter is expected to be about 32.4%, plus or minus 2.0 percentage points.

While the semiconductor market did not perform as expected in 2013, we are encouraged by the positive macro-economic signs and by the market dynamics expected in 2014. We are well positioned to capture opportunities and to continue to grow faster than the market we serve as we focus on product leadership in Sense & Power and Automotive and in Embedded Processing.

In 2014, we plan to advance towards our operating margin target of about 10%, expected by mid-2015, based on a combination of revenue growth, gross margin improvement and reduction of net expenses towards the low end of our target range.

We expect the Nano-2017 R&D grants to become effective in the first quarter of 2014, subject to the approval by the European Union. There is no guarantee that the program will be approved or if it is approved, that there will be no modifications that could negatively affect the R&D program, all of which could have a material adverse effect on our results of operations. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — If we fail to receive the necessary funding for our R&D program, we may have to reconsider our strategy, which could adversely impact our results of operations.”

This outlook is based on an assumed effective currency exchange rate of approximately $1.35 to €1.00 for the 2014 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 29, 2014.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.

Other Developments

On March 11, 2013, we re-asserted our MEMS technology and patent leadership with the filing, by our U.S. subsidiary, STMicroelectronics, Inc., of a complaint with the United States International Trade Commission (ITC) requesting an investigation into the alleged infringement of five ST patents covering all of InvenSense, Inc.’s MEMS device offerings, as well as products from two of InvenSense’s customers, Black and Decker, Inc. and Roku, Inc. As part of the filing, we requested that the ITC issue an order excluding InvenSense’s infringing gyroscopes and accelerometers, as well its customers’ products that include those InvenSense devices, from importation into the United States. On February 10, 2014, we announced that we have settled all pending proceedings between us and InvenSense and have entered into a patent cross license agreement. Under the terms of the settlement, InvenSense made a one-time $15 million payment in the first quarter of 2014 but neither we nor InvenSense has made any admission of liability. We will collect royalties under the terms of the patent cross license in the future. The expected royalties will not be material to our financial results. Other terms between the parties are confidential.

On May 28, 2013, we announced that ST-Ericsson sold the assets and intellectual property rights associated with its mobile connectivity Global Navigation Satellite System business to a leading semiconductor company.

In addition to the assets and intellectual property rights associated with this business, a world class team of 130 industry veterans located in Daventry (UK), Bangalore (India) and Singapore joined the buyer at closing of the transaction which occurred in August 2013. A gain of $66 million has been registered in our consolidated financial statements. On August 5, 2013, we and Ericsson announced the closing of the split up of ST-Ericsson, less than nine months after we announced our strategic plan. We have taken on some of the existing ST-Ericsson products as well as certain assembly and test facilities. In total, approximately 1,000 employees have joined STMicroelectronics.

On March 17, 2013, we repaid with available cash the residual outstanding 2013 Senior Bonds.

On March 26, 2013, we signed a new Euro 350 million loan agreement with the European Investment Bank (“EIB”). The facility, with final maturity eight years after disbursement, was fully drawn by us in the fourth quarter of 2013 in U.S. dollars. This new facility supports our activities in R&D and innovation related to the design and realization of the next generation of technologies and electronic devices.

On May 21, 2013, we announced our leadership of Places2Be, a 3-year, €360 million advanced-technology pilot-line project with the participation of 18 other leading European companies and academic institutions to support the industrialization of Fully-Depleted Silicon-On-Insulator (FD-SOI) microelectronics technology. Places2Be (“Pilot Lines for Advanced CMOS Enhanced by SOI in 2x nodes, Built in Europe”) aims to support the deployment of an FD-SOI pilot line at 28-nm and the subsequent node, as well as a dual source that will enable volume manufacturing in Europe. Places2Be will drive the creation of a European microelectronics design ecosystem using this FD-SOI platform and explore the path towards the next step for this technology (14/10-nm).

On June 17, 2013, we announced that we had signed a comprehensive agreement with Rambus Inc. expanding existing licenses between the two companies, settling all outstanding claims, and committing both organizations to explore additional opportunities for collaboration. The multifaceted agreement gives Rambus access to our Fully-Depleted Silicon On Insulator (FD-SOI) process-technology design environment while giving us secured license terms from the Cryptography Research, Inc. (CRI) division of Rambus that makes it possible for us to expand deployment of security technology for banking, identity, PayTV, video gaming, smartphones, and government, across a wider range of products.

•	Our Annual General Meeting of Shareholders was held on June 21, 2013 in Amsterdam and, among others, the following decisions were adopted by our Shareholders:

•	The adoption of our 2012 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards (IFRS);

•	The distribution of a semi-annual cash dividend of US$0.10 in the second quarter of 2013, and of US$0.10 in the third quarter of 2013, per common share, to be paid in June and September of 2013;

•	Approval of the stock-based portion of the compensation of our President and CEO;

•

The appointment of Ms. Janet Davidson as a new member of the Supervisory Board for a three-year term, expiring at the 2016 Annual General Meeting of Shareholders, as a replacement for Mr. Raymond Bingham, whose mandate has expired;

•	The reappointment of Mr. Alessandro Ovi as member of the Supervisory Board for a three-year term, expiring at the 2016 Annual General Meeting of Shareholders;

•	The amendment of the compensation scheme of the Supervisory Board;

•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees; and

•	Authorization to our Managing Board, for eighteen months as of our 2013 Annual General Meeting, to repurchase our shares, subject to the approval of our Supervisory Board.

On July 22, 2013, we announced the Nano-2017 Research and Development program, a five-year public-private strategic R&D program led by us to further advance our leadership in key embedded processing solutions and technologies. The project draws support from a broad coalition of French national, regional and local authorities as well as by the European community through the ENIAC Joint Technology Initiative. Funding for the program is subject to approval by the European Commission. Ultimately, Nano-2017 strengthens our leadership in such key technologies as FD-SOI (low-power, high-performance processing), next-generation imaging (sensors and image signal processors), and next-generation embedded non-volatile memories. These technologies are at the core of our embedded processing solutions which include microcontrollers, imaging solutions, digital consumer products, application processors and digital ASICs.

On July 24, 2013, we announced the publication of our 2012 Sustainability Report. Our sixteenth annual Sustainability Report contains comprehensive details of our Sustainability strategy, policies and performance during 2012.

On December 2, 2013, we announced that our Shareholders had adopted all resolutions proposed at the Extraordinary General Meeting (“EGM”) held on December 2, 2013:

•	The distribution of a cash dividend of US$0.10 per common share for each of the fourth quarter of 2013 and first quarter of 2014; and

•

An amendment of our Articles of Association authorizing the Supervisory Board, in addition to the General Meeting of Shareholders, to resolve upon the distribution of quarterly dividends from the reserves of the Company. Immediately after the EGM was held, the Articles of Association of the Company were amended by means of the execution of a notarial deed of amendment.

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

Effective January 1, 2013, our segment reporting reflects our strategy announced on December 10, 2012. Our strategy takes into account the evolution of the markets we are in and the environment we see in the years to come and is based on our leadership in our two product segments, supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as expanding our penetration of the mass market and focusing on five growth drivers: Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power.

Our segments are as follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:

•	Automotive (APG);

•	Industrial & Power Discrete (IPD);

•	Analog & MEMS (AMS); and

•	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

•	Digital Convergence Group (DCG);

•	Imaging, BiCMOS ASIC and Silicon Photonics (IBP);

•	Microcontrollers, Memory & Security (MMS);

•	Wireless (WPS); and

•	Other EPS.

In 2013, we revised our results from prior periods in accordance with the new segment structure. The preparation of segment information based on the current segment structure requires us to make estimates and assumptions in determining the operating income (loss) of the segments for the prior reporting periods. We believe that the revised 2012 and 2011 presentation is consistent with that of 2013 and we use these comparatives when managing our company.

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

The following tables present our consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items such as the 2012 NXP arbitration award charge, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Net revenues by product line and product segment:
Automotive (APG)	$1,668	$1,554	$1,678
Industrial & Power Discrete (IPD)	1,801	1,747	2,104
Analog & MEMS (AMS)	1,306	1,320	1,335
Other SP&A	—	1	3
Sense & Power and Automotive Products (SP&A)	4,775	4,622	5,120
Digital Convergence Group (DCG)	735	888	1,084
Imaging, BiCMOS ASIC and Silicon Photonics (IBP)	462	437	722
Microcontrollers, Memory & Security (MMS)	1,367	1,147	1,175
Wireless (WPS)	704	1,345	1,552
Other EPS	1	9	33
Embedded Processing Solutions (EPS)	3,269	3,826	4,566
Others(1)	38	45	49
Total consolidated net revenues	$8,082	$8,493	$9,735

(1)	In 2013, “Others” includes revenues from the sales of Subsystems ($18 million) and sales of materials and other products not allocated to product segments ($20 million).

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Operating income (loss) by product segment:
Sense & Power and Automotive Products (SP&A)	$270	$409	$757
Embedded Processing Solutions (EPS)(1)	(399)	(883)	(489)
Others(2)	(336)	(1,607)	(222)
Total consolidated operating income (loss)	$(465)	$(2,081)	$46

	(As a percentage of net revenues)
Operating income (loss) by product segment:
Sense & Power and Automotive Products (SP&A)(3)	5.7%	8.8%	14.8%
Embedded Processing Solutions (EPS)(1)(3)	(12.2)%	(23.1)%	(10.7)%
Others(2)	—	—	—
Total consolidated operating income (loss)(4)	(5.8)%	(24.5)%	0.5%

(1)

The majority of Wireless’ activities included in EPS were run through ST-Ericsson JVS. In addition, Wireless includes other items affecting operating results related to the Wireless business. The noncontrolling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in Wireless) was credited on the line “Net loss (income) attributable to noncontrolling interest” of our Consolidated Statements of Income until the deconsolidation. Since September 1, 2013, ST-Ericsson JVS has been accounted for as an equity investment.

(2)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items such as the 2012 NXP arbitration award charge and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

(3)	As a percentage of net revenues per product segment.
(4)	As a percentage of total net revenues.

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	$(129)	$(474)	$268
Unused capacity charges	(32)	(172)	(149)
Impairment, restructuring charges and other related closure costs	(292)	(1,376)	(75)
Strategic and other research and development programs	(15)	(12)	(13)
Phase-out and start-up costs	(5)	—	(8)
NXP arbitration award	—	(54)	—
Other non-allocated provisions(1)	8	7	23
Total operating loss Others	(336)	(1,607)	(222)
Total consolidated operating income (loss)	$(465)	$(2,081)	$46

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of shipment and by market channel

The table below sets forth information on our net revenues by location of shipment:

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Net Revenues by Location of Shipment:(1)
EMEA	$1,958	$2,100	$2,328
Americas	1,221	1,253	1,342
Greater China-South Asia	3,400	3,555	4,359
Japan-Korea	1,503	1,585	1,706
Total	$8,082	$8,493	$9,735

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

The table below shows our net revenues by market channel in percentage of net revenue:

	Year Ended December 31,
	2013	2012	2011
	(As percentage of net revenues)
Net Revenues by Market Channel:(1)
OEM	74.4	77.6	77.3
Distribution	25.6	22.4	22.7
Total	100.0%	100.0%	100.0%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	Year Ended December 31,
	2013	2012	2011
	(As percentage of net revenues)
Net sales	99.6%	98.7%	98.9%
Other revenues	0.4	1.3	1.1
Net revenues	100.0	100.0	100.0
Cost of sales	(67.7)	(67.2)	(63.3)
Gross profit	32.3	32.8	36.7
Selling, general and administrative	(13.2)	(13.8)	(12.4)
Research and development	(22.5)	(28.4)	(24.1)
Other income and expenses, net	1.2	1.1	1.1
Impairment, restructuring charges and other related closure costs	(3.6)	(16.2)	(0.8)
Operating income (loss)	(5.8)	(24.5)	0.5
Other-than-temporary impairment charge and realized gain on financial assets	—	—	3.3
Interest expense, net	0.0	(0.4)	(0.3)
Loss on equity-method investments	(1.5)	(0.3)	(0.3)
Gain on financial instruments, net	—	0.0	0.3
Income (loss) before income taxes and noncontrolling interest	(7.3)	(25.2)	3.5
Income tax expense	(0.5)	(0.6)	(1.9)
Net income (loss)	(7.8)	(25.8)	1.6
Net loss (income) attributable to noncontrolling interest	1.6	12.2	5.1
Net income (loss) attributable to parent company	(6.2)%	(13.6)%	6.7%

2013 vs. 2012

Net revenues

	Year Ended December 31,		% Variation
	2013	2012	Year-Over-Year
	(In millions)
Net sales	$8,050	$8,380	(3.9)%
Other revenues	32	113	(71.5)
Net revenues	$8,082	$8,493	(4.8)%

Our 2013 net revenues decreased compared to the year-ago period, mainly due to our decision to exit from ST-Ericsson, less favorable market conditions and a lower level of licenses. Net revenues decreased by 4.8% with a decrease of approximately 9% in average selling prices of which approximately 6% was due to a pure price effect and 3% was due to a less favorable product mix, partially offset by an increase of approximately 4% in volume. In 2013, net revenues excluding the Wireless product line increased by 3.2%.

SP&A registered an increase of approximately 3%, while EPS revenues were down by approximately 15%. Within SP&A, all product lines except AMS increased their revenues with APG up by approximately 7% and IPD up by approximately 3%. Within EPS, Wireless product line sales registered a decline of approximately 48%, following the wind-down of the ST-Ericsson joint venture while DCG decreased by approximately 17%. IBP and MMS increased by about 6% and 19%, respectively, compared to the prior year.

By market channel, our revenues registered an increase in Distribution, which was up by approximately 3 percentage points, reaching a 26% share of total revenues. By location of shipment, all regions were negatively impacted mainly by the exit of ST-Ericsson. In 2013 and 2012, no customer exceeded 10% of our total net revenues.

Gross profit

	Year Ended December 31,		% Variation
	2013	2012	Year-Over-Year
	(In millions)
Cost of sales	$(5,468)	$(5,710)	4.2%
Gross profit	2,614	2,783	(6.1)
Gross margin (as percentage of net revenues)	32.3%	32.8%	—

In 2013, gross margin was 32.3%, decreasing by 50 basis points compared to the prior year, mainly due to the negative impact of selling prices, lower technology licensing revenues and a less favorable product mix, partially offset by improved manufacturing efficiencies, lower unused capacity charges and the absence of the $53 million one-time charge related to the 2012 arbitration award to NXP.

Selling, general and administrative expenses

	Year Ended December 31,		% Variation
	2013	2012	Year-Over- Year
	(In millions)
Selling, general and administrative expenses	$(1,066)	$(1,166)	8.6%
As percentage of net revenues	(13.2)%	(13.8)%	—

The amount of our SG&A expenses decreased in 2013, mainly associated with the exit of ST-Ericsson and our cost savings initiatives. Our share-based compensation charges were $13 million in 2013, compared to $6 million in 2012.

As a percentage of revenues, our SG&A expenses amounted to 13.2% in 2013, decreasing compared to 13.8% in 2012.

Research and development expenses

	Year Ended December 31,		% Variation
	2013	2012	Year-Over- Year
	(In millions)
Research and development expenses	$(1,816)	$(2,413)	24.7%
As percentage of net revenues	(22.5)%	(28.4)%	—

Our 2013 R&D expenses decreased compared to 2012, mainly due to the exit of ST-Ericsson and our cost savings initiatives. Our 2013 R&D expenses included $8 million of share-based compensation charges, compared to $3 million in 2012. Total R&D expenses were net of research tax credits, which amounted to $146 million in 2013; the amount was $152 million in 2012.

As a percentage of revenues, 2013 R&D equaled 22.5%, decreasing compared to 28.4% in the prior year.

Other income and expenses, net

	Year Ended December 31,
	2013	2012
	(In millions)
Research and development funding	$57	$102
Phase-out and start-up costs	(4)	—
Exchange gain, net	8	5
Patent costs	(40)	(20)
Gain on sale of businesses and non-current assets	83	9
Other, net	(9)	(5)
Other income and expenses, net	$95	$91
As percentage of net revenues	1.2%	1.1%

Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies. In 2013, we recognized an income, net, of $95 million, increasing compared to an income, net, of $91 million in 2012, mainly due to the sale of businesses and non-current assets associated with the Global Navigation Satellite System business in ST-Ericsson and with the sale of Portland Compiler Group in ST, partially offset by a lower amount of R&D funding. No grants from the Nano-2017 R&D program were recognized in 2013.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2013	2012
	(In millions)
Impairment, restructuring charges and other related closure costs	$(292)	$(1,376)

In 2013, we recorded $292 million of impairment, restructuring charges and other related closure costs, of which:

•	$88 million in restructuring charges related to our headcount reduction initiative targeting quarterly net operating expenses in the range of $600 to $650 million by the beginning of 2014;

•	$86 million in impairment and restructuring charges related to the ST-Ericsson exit;

•	$56 million in impairment charges on the DCG goodwill and dedicated intangible assets following our yearly impairment test;

•	$37 million in impairment and restructuring charges related to the manufacturing consolidation plans;

•	$9 million in restructuring charges related to the ST-Ericsson restructuring plans before deconsolidation;

•

$5 million impairment charge on Veredus as a result of the reclassification of its assets as Assets held for sale as of December 31, 2013. On January 13, 2014, we sold a 50% stake in Veredus shares to a third party investor; and

•	$11 million related to other restructuring initiatives.

In 2012, we recorded $1,376 million of impairment, restructuring charges and other related closure costs, of which: $1,234 million as a non-cash impairment on our Wireless goodwill and other intangible assets; $66 million related to the ST-Ericsson restructuring plan announced in April 2012; $23 million related to the manufacturing restructuring plan as part of the closure of our Carrollton (Texas) and Phoenix (Arizona) sites; $21 million related to the ST-Ericsson restructuring plans previously announced in 2011 and 2009; $20 million recorded in relation to our Digital restructuring plan announced in October 2012; $8 million related to other restructuring initiatives and a $4 million impairment charge on certain intangibles.

Operating loss

	Year Ended December 31,
	2013	2012
	(In millions)
Operating loss	$(465)	$(2,081)
As percentage of net revenues	(5.8)%	(24.5)%

Our operating results improved compared to the prior year, positively impacted by lower impairment charges and savings in operating expenses, mainly in R&D, and negatively impacted by a lower level of gross profit primarily due to the reduced level of net revenues.

SP&A registered operating income of $270 million or approximately 6% of revenues, down from $409 million or about 9% of revenues, mainly as a consequence of increased operating expenses also following the reassignment to the segment of some resources from ST-Ericsson aimed to accelerate and improve product innovation for the segment. EPS registered an improvement in its operating loss from $883 million or approximately 23% of revenues to an operating loss of $399 million or about 12% of revenues, mainly due to the reduced level of operating expenses as a consequence of the exit from ST-Ericsson and the gain from the sale of businesses only partially offset by reduced gross profit due to the lower revenues level. The segment “Others” decreased its losses to $336 million in 2013, from $1,607 million in 2012, mainly due to lower impairment and restructuring charges.

Interest expense, net

	Year Ended December 31,
	2013	2012
	(In millions)
Interest expense, net	$(5)	$(35)

We recorded a net interest expense of $5 million in 2013, improving compared to $35 million in 2012, due to the lower cost of financing of the ST-Ericsson debt and a one-time interest payment received with respect to a U.S. tax refund in the second quarter of 2013.

Loss on equity-method investments

	Year Ended December 31,
	2013	2012
	(In millions)
Loss on equity-method investments	$(122)	$(24)

In 2013, we recorded a charge of $122 million, of which $104 million related to our share in 3Sun, which consisted of a $35 million operating loss and $69 million as non-cash item following their asset impairment, $7 million loss related to ST-Ericsson JVS which has been accounted for under the equity-method since September 1, 2013, $6 million loss in relation with MicroOLED SAS and $5 million loss for ST-Ericsson JVD. The 2012 amount represented a charge of $24 million, out of which $16 million related to 3Sun and $7 million to our proportionate share in the loss of ST-Ericsson JVD primarily reflecting our share of the impairment charge recorded by ST-Ericsson JVD as a result of their impairment test. The remaining $1 million loss related to other investments.

Gain on financial instruments, net

	Year Ended December 31,
	2013	2012
	(In millions)
Gain on financial instruments, net	$—	$3

The $3 million gain on financial assets in 2012 was mainly associated with the gain of $2 million related to the repurchase of our 2016 Convertible Bonds and $1 million related to the sale of some marketable securities.

Income tax expense

	Year Ended December 31,
	2013	2012
	(In millions)
Income tax expense	$(37)	$(51)

During 2013, we registered an income tax expense of $37 million, reflecting the actual tax charge calculated on our income before income taxes in each of our jurisdictions. This expense included the recognition of deferred tax assets, net of valuation allowances, associated with our estimates of the net operating loss recoverability in certain jurisdictions and our best estimate on additional tax charges related to potential uncertain tax positions and claims.

Net loss (income) attributable to noncontrolling interest

	Year Ended December 31,
	2013	2012
	(In millions)
Net loss (income) attributable to noncontrolling interest	$129	$1,030
As percentage of net revenues	1.6%	12.2%

In 2013, we recorded $129 million loss attributable to noncontrolling interest, mainly relating to Ericsson’s interest in the ST-Ericsson joint venture prior to the deconsolidation as of September 1, 2013. In 2012, we recorded a $1,030 million loss attributable to noncontrolling interest, which mainly included Ericsson’s ownership in ST-Ericsson JVS. All periods also included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution. Those amounts were not material.

Net loss attributable to parent company

	Year Ended December 31,
	2013	2012
	(In millions)
Net loss attributable to parent company	$(500)	$(1,158)
As percentage of net revenues	(6.2)%	(13.6)%

In 2013, we reported a net loss of $500 million, significantly improving compared to 2012 due to the aforementioned factors. In 2012, we reported a net loss of $1,158 million.

The 2013 net loss attributable to the parent company was $(0.56) per share compared to $(1.31) per share in 2012.

In 2013, the impact after tax of impairment, restructuring charges and other related closure costs and other one-time items, a non U.S. GAAP measure, was estimated to be approximately $(0.33) per share, while it was estimated to be approximately $(0.98) per share in 2012.

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

Net revenues decreased by approximately 10% for SP&A and 16% for EPS. Within EPS, Wireless product line revenues registered a decline of approximately 13%.

By market channel, the relative breakdown between OEM and Distribution remained similar from one period to the next.

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

In 2012, gross margin was 32.8%, decreasing by 390 basis points compared to the prior year, principally due to the negative impact of declining selling prices, lower sales volume, higher unused capacity charges and $53 million NXP arbitration award charge, partially offset by a favorable currency effect and a more favorable product mix.

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

Our R&D expenses increased compared to 2011, mainly because 2011 benefited from a $100 million billing of R&D services. On the other side, the 2012 R&D expenses benefited from ongoing cost saving measures and restructuring initiatives mainly in ST-Ericsson and a more favorable exchange rate. Our 2012 R&D expenses included $3 million of share-based compensation charges, compared to $8 million in 2011. Total R&D expenses were net of research tax credits, which amounted to $152 million in 2012; the amount was $159 million in 2011.

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

In 2012, we recognized an income, net, of $91 million, decreasing compared to 2011 mainly due to the lower level of funding.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2012	2011
	(In millions)
Impairment, restructuring charges and other related closure costs	$(1,376)	$(75)

In 2012, we recorded $1,376 million of impairment, restructuring charges and other related closure costs, of which: $1,234 million as a non-cash impairment on our Wireless goodwill and other intangible assets; $66 million related to the ST-Ericsson restructuring plan announced in April 2012, primarily consisting of employee termination benefits, as well as $2 million impairment charges on long-lived assets with no future use; $23 million related to the manufacturing restructuring plan as part of the closure of our Carrollton (Texas) and Phoenix (Arizona) sites of which $21 million was recorded as an impairment on the Carrollton building and facilities; $21 million related to the ST-Ericsson restructuring plans previously announced in 2011 and 2009; $20 million was recorded in relation to our Digital restructuring plan announced in October 2012 and was composed of employee termination benefits, as well as $7 million impairment charges on intangible assets with no future use; $8 million related to other restructuring initiatives; and a $4 million impairment charge on certain intangibles.

In 2011, we recorded $75 million of impairment, restructuring charges and other related closure costs, of which: $37 million was recorded in relation to the manufacturing restructuring plan as part of the closure of our Carrollton and Phoenix sites, and was composed of one-time termination benefits, as well as other related closure charges, mainly associated with the Phoenix fab, where production was terminated in the first quarter of 2011; $26 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits; $7 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, pursuant to the closure of certain locations; and $5 million related to other restructuring initiatives.

Operating income (loss)

	Year Ended December 31,
	2012	2011
	(In millions)
Operating income (loss)	$(2,081)	$46
As percentage of net revenues	(24.5)%	0.5%

Our operating results deteriorated compared to the prior year mainly due to the non-cash impairment charge on Wireless goodwill and other intangible assets, the impact of lower revenues, higher restructuring charges, the NXP arbitration award charge and higher unused capacity charges. Furthermore, 2011 benefited from a $100 million billing of R&D services. This resulted in an operating loss of $2,081 million in 2012 compared to an operating income of $46 million in 2011.

Our segments reported a decline in their profitability levels compared to the year-ago period, mainly due to lower levels of revenues. SP&A operating income was $409 million or approximately 9% of revenues in 2012, down from $757 million, or about 15% of 2011 revenues. In 2012, EPS registered an operating loss of $883 million or about negative 23% of revenues, down from a $489 million operating loss or approximately negative 11% of 2011 revenues. Wireless product line operating loss increased from $812 million in 2011 to $885 million in 2012, of which the largest part was generated from ST-Ericsson JVS; 50% of this loss was attributed to Ericsson as noncontrolling interest below operating income (loss). The segment “Others” increased its losses to $1,607 million from $222 million in 2011, mainly due to higher impairment and restructuring charges (which accounted for $1,376 million in 2012 compared to $75 million in 2011), the higher amount of unused capacity charges (which accounted for $172 million in 2012 compared to $149 million in 2011) and the NXP arbitration award charge of $54 million in 2012.

Other-than-temporary impairment charge and realized gains on financial assets

	Year Ended December 31,
	2012	2011
	(In millions)
Other-than-temporary impairment charge and realized gains on financial assets	$—	$318

In 2011, the income of $318 million represented a balance of (i) a realized gain on financial assets of $323 million as a result of the cash settlement from Credit Suisse against the transfer of ownership of the whole portfolio of Auction Rate Securities, and (ii) an other-than-temporary impairment charge of $5 million as an adjustment of the fair value of certain marketable securities.

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

The $3 million gain on financial assets in 2012 was mainly associated with the gain of $2 million related to the repurchase of our 2016 Convertible Bonds and $1 million related to the sale of some marketable securities. The $25 million gain on financial assets in 2011 was mainly associated with (i) the gain of $20 million related to the sale of the remaining Micron shares and the unwinding of the related hedging of our equity participation in Micron received upon the Numonyx disposal, and (ii) a gain of $4 million recorded following unsolicited repurchases of a portion of our 2016 Convertible Bonds with an accreted value of $318 million, inclusive of the swap, for a cash consideration of $314 million.

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

Quarterly Results of Operations

Certain quarterly financial information for the years 2013 and 2012 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

In the fourth quarter of 2013, based upon published industry data by WSTS, the TAM and the SAM increased year-over-year by approximately 8% and 3%, reaching approximately $80 billion and $36 billion, while sequentially, the TAM and the SAM both decreased by about 1% and 2%, respectively. In the fourth quarter of 2013, our average effective exchange rate was approximately $1.34 to €1.00, compared to $1.31 to €1.00 in the third quarter of 2013 and $1.30 to €1.00 in the year-ago quarter. Our effective exchange rate reflects actual exchange rate levels combined with the impact of cash flow hedging programs.

Net revenues

	Three Months Ended			% Variation
	December 31, 2013	September 28, 2013	December 31, 2012	Sequential	Year-Over- Year
	(Unaudited, in millions)
Net sales	$2,008	$2,005	$2,111	0.2%	(4.9)%
Other revenues	7	8	51	(14.3)	(87.0)
Net revenues	$2,015	$2,013	$2,162	0.1%	(6.8)%

Year-over-year comparison

Our fourth quarter of 2013 net revenues were $2,015 million, decreasing by 6.8% compared to the year-ago period. Excluding the phasing out of the Wireless product line, revenues increased by 3.9% as a result of higher volume by about 6%, partially offset by a decline in average selling prices by approximately 2%.

By product segment, SP&A registered an increase of approximately 4%, while EPS revenues were down by approximately 19%. Within SP&A, all product lines except AMS, which decreased by approximately 15%, increased their revenues with APG up by approximately 22% and IPD up by approximately 7%. Within EPS, Wireless product line sales registered a decline of approximately 62%, following the wind-down of the ST-Ericsson joint venture while DCG decreased by approximately 27%. IBP and MMS increased by about 27% and 22%, respectively, compared to the prior year quarter.

By market channel, our revenues registered an increase in Distribution, which was up by approximately 4 percentage points, reaching a 27% share of total revenues, compared to 23% in the fourth quarter of 2012.

By location of shipment, all regions decreased on a year-over-year basis; Japan-Korea, Greater China-South Asia and EMEA were mainly negatively impacted by the exit of ST-Ericsson while Americas were mainly impacted by a decrease in DCG revenues.

In the fourth quarter of 2013, no customer exceeded 10% of our total net revenues. In the fourth quarter of 2012, the Samsung group of companies accounted for approximately 11% of our net revenues.

Sequential comparison

On a sequential basis, our revenues were almost flat (+0.1%) with an approximate 3% increase in average selling prices due to a more favorable product mix, offset by an approximate 3% decrease in units sold.

By product segment, SP&A revenues increased by approximately 2% mainly driven by a more favorable product mix, while EPS registered a decrease of approximately 3% primarily due to a decrease in volume. Within the SP&A segment, APG and AMS increased their revenues by approximately 8% and 2% respectively while IPD revenues decreased by about 2%. Within EPS, all product lines registered a decrease in revenues by approximately 12% for IBP, about 3% for DCG and about 1% for both Wireless product line and MMS.

By market channel, the fourth quarter of 2013 showed a sequential increase for Distribution, which reached a 27% share of revenues from the 25% share registered in the third quarter of 2013.

By location of shipment, all regions declined sequentially except Greater China-South Asia, which increased by approximately 4% on a sequential basis

Both in the fourth and the third quarters of 2013, no customer exceeded 10% of our total net revenues.

Gross profit

	Three Months Ended			% Variation
	December 31, 2013	September 28, 2013	December 31, 2012	Sequential	Year-Over- Year
	(Unaudited, in millions)
Cost of sales	$(1,353)	$(1,361)	$(1,465)	0.6%	7.6
Gross profit	662	652	697	1.5	(5.0)
Gross margin (as percentage of net revenues)	32.9%	32.4%	32.3%	—	—

Fourth quarter gross margin was 32.9%, increasing on a year-over-year basis by approximately 60 basis points, mainly due to improved manufacturing efficiencies and lower unused capacity charges, partially offset by declining selling prices and lower technology licensing revenues compared to the prior year quarter.

On a sequential basis, gross margin in the fourth quarter increased by 50 basis points, mainly due to improved manufacturing efficiencies, partially offset by a negative currency effect, the negative impact of selling prices and a higher amount of unused capacity charges.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	December 31, 2013	September 28, 2013	December 31, 2012	Sequential	Year- Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(249)	$(253)	$(291)	1.5%	14.2%
As percentage of net revenues	(12.4)%	(12.6)%	(13.5)%	—	—

The amount of our SG&A expenses decreased on a year-over-year basis, mainly due to the wind-down of ST-Ericsson and our cost savings initiatives. As a percentage of revenues, our SG&A expenses amounted to 12.4%, decreasing in comparison to 13.5% in the prior year’s fourth quarter and 12.6% in the prior quarter.

Research and development expenses

	Three Months Ended			% Variation
	December 31, 2013	September 28, 2013	December 31, 2012	Sequential	Year-Over- Year
	(Unaudited, in millions)
Research and development expenses	$(407)	$(423)	$(585)	3.7%	30.4%
As percentage of net revenues	(20.2)%	(21.0)%	(27.1)%	—	—

R&D expenses both decreased year-over-year and sequentially mainly due to the ST-Ericsson wind-down and the benefits of our cost savings initiatives.

The fourth quarter of 2013 included $3 million of share-based compensation charges compared to $1 million in the fourth quarter of 2012 and $2 million in the third quarter of 2013. Fourth quarter 2013 R&D expenses were net of research tax credits, which amounted to $43 million, compared to $42 million in the fourth quarter of 2012 and $34 million in the third quarter of 2013.

As a percentage of revenues, fourth quarter 2013 R&D equaled 20.2%, a decrease of approximately 690 basis points compared to the year-ago period driven by the reduction in our operating expenses and notwithstanding the level of reduced revenues. On a sequential basis, expenses to revenues percentage decreased by 80 basis points due to decreasing operating expenses.

Other income and expenses, net

	Three Months Ended
	December 31, 2013	September 28, 2013	December 31, 2012
	(Unaudited, in millions)
Research and development funding	$28	$9	$41
Phase-out costs and start-up costs	(3)	(1)	—
Exchange gain, net	2	2	1
Patent costs	(13)	(12)	(5)
Gain on sale of businesses and non-current assets	1	81	2
Other, net	(3)	(1)	(2)
Other income and expenses, net	$12	$78	$37
As percentage of net revenues	0.6%	3.8%	1.7%

In the fourth quarter of 2013, we recognized an income, net, of $12 million, mainly due to R&D funding of approximately $28 million.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2013	September 28, 2013	December 31, 2012
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(29)	$(120)	$(588)

In the fourth quarter of 2013, we recorded $29 million of impairment, restructuring charges and other related closure costs, of which: $20 million restructuring charges related to our headcount reduction initiative targeting quarterly net operating expenses in the range of $600 to $650 million by the beginning of 2014, $5 million impairment charge on Veredus as a result of the reclassification of its assets as Assets held for sale as of December 31, 2013, $2 million restructuring charges related to the manufacturing consolidation plans and $2 million related to other restructuring initiatives.

In the third quarter of 2013, we recorded $120 million of impairment, restructuring charges and other related closure costs, primarily consisting of: $56 million recorded as impairment charges on the DCG goodwill and dedicated intangible assets following our yearly impairment test, $35 million recorded as impairment and restructuring charges related to the manufacturing consolidation plans and $22 million recorded as restructuring charges related to our headcount reduction initiative targeting quarterly net operating expenses in the range of $600 to $650 million by the beginning of 2014.

In the fourth quarter of 2012, we recorded $588 million of impairment, restructuring charges and other related closure costs, of which: $544 million was recorded as a non-cash impairment on our Wireless goodwill and other intangible assets, $20 million was recorded in relation to our Digital restructuring plan announced in October 2012 and was composed of employee termination benefits, as well as $7 million impairment charges on intangible assets with no future use, $16 million was related to the ST-Ericsson restructuring plan announced in April 2012, primarily consisting of employee termination benefits and $8 million was related to other restructuring initiatives.

Operating loss

	Three Months Ended
	December 31, 2013	September 28, 2013	December 31, 2012
	(Unaudited, in millions)
Operating loss	$(11)	$(66)	$(730)
As percentage of net revenues	(0.6)%	(3.3)%	(33.8)%

The fourth quarter of 2013 registered an operating loss of $11 million compared to an operating loss of $66 million in the prior quarter and an operating loss of $730 million in the year-ago quarter. The fourth quarter of 2013 registered an improvement in our operating results, both year-over-year and sequentially, driven by lower operating expenses and lower impairment and restructuring charges.

By product segment, SP&A reported an increase in its operating income compared to the prior quarter. Our EPS segment increased sequentially its operating losses, mainly due to the one-time positive impact recorded in the third quarter 2013 for the sale of businesses. The segment “Others” decreased its losses to $41 million, from $123 million in the prior quarter, mainly due to lower impairment and restructuring charges. On a year-over-year basis, our SP&A segment operating income decreased from $106 million in the year-ago quarter to $96 million while EPS improved its results from a loss of $182 million to a loss of $66 million. The segment “Others” significantly decreased its losses due to lower impairment and restructuring charges.

Interest expense, net

	Three Months Ended
	December 31, 2013	September 28, 2013	December 31, 2012
	(Unaudited, in millions)
Interest expense, net	$(3)	$(2)	$(9)

We recorded net interest expense of $3 million in the fourth quarter of 2013, improving on a year-over-year basis, due to the lower cost of financing related to ST-Ericsson debt.

Income (loss) on equity-method investments

	Three Months Ended
	December 31, 2013	September 28, 2013	December 31, 2012
	(Unaudited, in millions)
Income (loss) on equity-method investments	$(12)	$(8)	$(11)

In the fourth quarter of 2013, we recorded a charge of $12 million, of which $7 million related to our share of the losses in ST-Ericsson JVS, which has been accounted for under the equity method since September 1, 2013 and $5 million related to our share in 3Sun.

Income tax expense

	Three Months Ended
	December 31, 2013	September 28, 2013	December 31, 2012
	(Unaudited, in millions)
Income tax expense	$(8)	$(49)	$(39)

During the fourth quarter of 2013, we registered an income tax expense of $8 million, reflecting actual tax charges and benefits in each jurisdiction as well as the true-up of tax provisions based upon the most updated visibility on open tax matters in several jurisdictions.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future periods and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	December 31, 2013	September 28, 2013	December 31, 2012
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$(2)	$(17)	$361

In the fourth quarter of 2013, we recorded $2 million representing the income attributable to noncontrolling interest mainly relating to our joint venture in Shenzhen, China for assembly operating activities. In the third quarter of 2013 and in the fourth quarter of 2012, the corresponding amounts were an income of $17 million and a loss of $361 million, respectively. These amounts mainly reflected Ericsson’s share in the ST-Ericsson JVS joint venture’s result, prior to the deconsolidation as of September 1, 2013.

Net loss attributable to parent company

	Three Months Ended
	December 31, 2013	September 28, 2013	December 31, 2012
	(Unaudited, in millions)
Net loss attributable to parent company	$(36)	$(142)	$(428)
As percentage of net revenues	(1.8)%	(7.1)%	(19.8)%

For the fourth quarter of 2013, we reported a net loss of $36 million, improving sequentially and year-over-year.

Earnings per share for the fourth quarter of 2013 was $(0.04) compared to $(0.16) in the third quarter of 2013 and $(0.48) per share in the year-ago quarter.

In the fourth quarter of 2013, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items, a non U.S. GAAP measure, was estimated to be approximately $(0.03) per share, while in the third quarter of 2013, it was estimated to be approximately $(0.13) per share. In the year-ago quarter, the impact of impairment, restructuring charges and other related closure costs and other one-time items was estimated to be approximately $(0.37) per share.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, exchange rate fluctuations affect our results of operations: in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. On the other hand, our results are favorably impacted when the dollar strengthens. The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

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

Our Consolidated Statements of Income for 2013 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate for 2013 and 2012 was $1.31 for €1.00. Our effective exchange rate was $1.34 for €1.00 for the fourth quarter of 2013 and $1.31 for €1.00 for the third quarter of 2013, while it was $1.30 for €1.00 for the fourth quarter of 2012. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances. As of December 31, 2013, the outstanding hedged amounts were €660 million to cover manufacturing costs and €489 million to cover operating expenses, at an average exchange rate of about $1.3671 to €1.00 and $1.3626 to €1.00 (considering the options and collars at strike), maturing over the period from January 2, 2014 to December 4, 2014. As of December 31, 2013, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred profit of approximately $39 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred profit of approximately $24 million before tax at December 31, 2012.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2013, the outstanding hedged amounts were SGD 149 million at an average exchange rate of about SGD 1.2540 to $1.00 maturing over the period from January 9, 2014 to December 4, 2014. As of December 31, 2013, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In 2013, as a result of our cash flow hedging, we recorded a net profit of $33 million, consisting of a profit of about $14 million to R&D expenses, a profit of about $16 million to costs of goods sold and a profit of $3 million to SG&A expenses, while in 2012, we recorded a net loss of $71 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $8 million recorded in “Other income and expenses, net” in our 2013 Consolidated Statement of Income compared to a net gain of $5 million recorded in 2012.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At December 31, 2013, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

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

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables) and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities mainly consist of European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads. Our 2016 Convertible Bond was fully redeemed in the second quarter of 2012. On March 17, 2013, we repaid with available cash the residual Euro 350 million outstanding 2013 Senior Bonds with a principal amount at issuance of Euro 500 million.

At December 31, 2013, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.28%. At the same date, the average interest rate on our outstanding debt was 0.90%.

Impact of Changes in Equity Prices

As of December 31, 2013, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 10 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our total liquidity and capital resources were $1,894 million as of December 31, 2013, decreasing compared to $2,493 million at December 31, 2012. As of December 31, 2013, our total liquidity and capital resources were comprised of $1,836 million in cash and cash equivalents, $1 million in short-term deposits and $57 million in marketable securities, all considered as current assets.

As of December 31, 2013, marketable securities were $57 million invested in senior debt securities at floating rate issued by primary financial institutions with an average rating of Baa2/A-/A from Moody’s, S&P and Fitch, respectively. The Floating Rate Notes are classified as available-for-sale and reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, except if deemed to be other-than-temporary. Since the duration of the marketable securities portfolio was 0.05 year, the value of the securities as of December 31, 2013 corresponded to par value. As such, the cumulative change in the fair value of our marketable securities portfolio was not material as of December 31, 2013. The fair value of these securities is based on market prices publicly available through major financial information providers. The market price of the marketable securities is influenced by changes in the credit standing of the issuer but is not significantly impacted by movement in interest rates. In 2013, we reported proceeds of $184 million pursuant to sold or matured treasury bills and Floating Rate Notes.

In 2011, we received cash proceeds of $356.8 million from Credit Suisse as the full and final payment for the settlement of all outstanding litigation concerning Auction Rate Securities. Upon receipt of the funds, the ownership of the whole portfolio was transferred to Credit Suisse. We booked a pretax gain of approximately $329 million in 2011 as a result of the settlement, out of which $6 million was reported on the line “selling, general and administrative” and $323 million as a realized gain on financial assets. This $356.8 million plus the $75 million already cashed in made a total amount of $431.8 million that exceeded all losses and costs associated with the litigation.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2013, our net cash decreased by $414 million, due to the net cash used in investing and financing activities exceeding the net cash from operating activities, primarily due to the repayment of the residual outstanding 2013 Senior Bonds in the amount of $455 million, net payments for tangible assets and the dividend payments.

The components of our cash flow for the last three years are set forth below:

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Net cash from operating activities	$366	$612	$880
Net cash used in investing activities	(379)	(396)	(287)
Net cash from (used in) financing activities	(388)	135	(529)
Effect of changes in exchange rates	(13)	(13)	(44)
Net cash increase (decrease)	$(414)	$338	$20

Net cash from operating activities. The net cash from operating activities in 2013 was $366 million, decreasing compared to $612 million in the prior year period. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in assets and liabilities. The decrease in net cash from operating activities in 2013 compared to 2012 resulted from the less favorable changes in assets and liabilities, which was partially balanced by the net loss adjusted for non-cash items:

•	Net income (loss) adjusted for non-cash items increased to $333 million of cash generated in 2013 compared to $109 million in the prior year period, mainly due to the improved operating results;

•

Changes in assets and liabilities generated cash for a total amount of $33 million in 2013, compared to $503 million of cash generated in the prior year period, mainly due to a negative change in trade payables ($139 million), trade receivables ($57 million) and inventories ($22 million). In 2012, changes were positive, mainly associated with a favorable variation in inventories ($191 million) and trade payables ($148 million). Furthermore, the negative trend in trade receivables also included an unfavorable net cash impact of $72 million, deriving from the sales, with no recourse, of trade and other receivables, compared to a favorable $26 million in 2012.

Net cash used in investing activities. Investing activities used $379 million of cash in 2013, mainly due to payments for the purchase of tangible assets and for intangible and financial assets, partially offset by the proceeds from the sale of marketable securities. Payments for purchase of tangible assets, net of proceeds, totaled $531 million, compared to $476 million in 2012.

Net cash from (used in) financing activities. Net cash used in financing activities was $388 million in 2013 compared to $135 million generated in 2012, mainly due to the $455 million repayment of the residual outstanding 2013 Senior Bonds. The financing activities in 2013 included $346 million in dividends paid to stockholders, compared to $355 million paid in 2012.

Free Cash Flow (non U.S. GAAP measure). We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in sale of businesses, payment for business acquisitions, net proceeds from sale of stock received on investment divestiture and payment for funding of joint ventures liquidation. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits, restricted cash and net cash from joint ventures deconsolidation, the net cash from (used in)

financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Net cash from operating activities	$366	$612	$880
Net cash used in investing activities	(379)	(396)	(287)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, short-term deposits, restricted cash, net and net cash from joint ventures deconsolidation	(166)	(183)	(881)
Payment for purchase and proceeds from sale of tangible, intangible assets and businesses, payment for funding of joint ventures liquidation, payment for business acquisitions and net proceeds from sale of stock received on investment divestiture(1)	(545)	(579)	(1,168)
Free Cash Flow (non U.S. GAAP measure)	$(179)	$33	$(288)

(1)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible and financial assets, Proceeds from sale of intangible and financial assets, Proceeds received in sale of businesses, Payment for funding of joint ventures liquidation, Payment for business acquisitions, net of cash and cash equivalents acquired, Net proceeds from sale of stock received on investment divestiture.

Free Cash Flow was negative $179 million in 2013, deteriorating compared to positive $33 million in 2012, primarily due to lower cash generated from operating activities.

Capital Resources

Net Financial Position (non U.S. GAAP measure). Our Net Financial Position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness, which included the 50% of ST-Ericsson indebtedness up to September 1, 2013 when we deconsolidated ST-Ericsson. Consequently, we have in prior periods presented the Net Financial Position attributable to ST (“ST Net Financial Position”), which did not include the ST-Ericsson indebtedness towards Ericsson, our partner in ST-Ericsson JVS. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Cash and cash equivalents	$1,836	$2,250	$1,912
Marketable securities	57	238	413
Restricted cash	—	4	8
Short-term deposits	1	1	—
Total financial resources	1,894	2,493	2,333
Bank overdrafts and short-term debt	(225)	(630)	(740)
Long-term debt	(928)	(671)	(826)
Total financial debt	(1,153)	(1,301)	(1,566)
Net Financial Position	741	1,192	767
ST-Ericsson net debt to Ericsson	—	—	400
ST Net Financial Position	$741	$1,192	$1,167

Our Net Financial Position as of December 31, 2013 was a net cash position of $741 million, decreasing compared to the net cash position of $1,192 million at December 31, 2012, as a result of our negative Free Cash Flow and dividends payment.

At December 31, 2013, our financial debt was $1,153 million, composed of (i) $225 million of current portion of long-term debt and (ii) $928 million of long-term debt. The breakdown of our total financial debt included: (i) $1,132 million in European Investment Bank loans (the “EIB Loans”), (ii) $20 million in loans from other funding programs, and (iii) $1 million of capital leases. The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs. The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 for a total amount of $341 million, of which $97 million remained outstanding as at December 31, 2013. The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $163 million remained outstanding as of December 31, 2013. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $401 million remained outstanding as of December 31, 2013. The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $730 million. At December 31, 2013, the amounts available under our short-term lines of credit were unutilized.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

As of December 31, 2013, debt payments due by year were as follows:

	Payments Due by Period
	Total	2014	2015	2016	2017	2018	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,153	$225	$205	$195	$119	$117	$292

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares). On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%. In the third and fourth quarters of 2011, we repurchased 248,645 bonds for a total cash consideration of $270 million, corresponding to 10,899,080 shares. On February 23, 2012, certain holders redeemed 190,131 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds. In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million. On March 28, 2012, we published a notice of sweep up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012. As of December 31, 2013, there were no bonds remaining outstanding.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary, issued the 2013 Senior Bonds. These bonds, which matured on March 17, 2013, paid a quarterly coupon rate of the three-month Euribor plus 0.40%. On March 17, 2013, we repaid at maturity with available cash the residual outstanding 2013 Senior Bonds in the amount of $455 million.

On December 19, 2013, Moody’s lowered our senior debt rating from “Baa2” to “Baa3” with stable outlook. On December 18, 2012, S&P lowered our senior debt rating from “BBB+” to “BBB” with negative outlook. We are also rated “BBB-” from Fitch on an unsolicited basis.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2013, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2014	2015	2016	2017	2018	Thereafter
Operating leases(2)	$242	$54	$37	$29	$26	$22	$74
Purchase obligations(2)	434	383	48	3	—	—	—
of which:
Equipment and other asset purchases	163	163	—	—	—	—	—
Foundry purchases	92	92	—	—	—	—	—
Software, design, technologies and licenses	179	128	48	3	—	—	—
Other obligations(2)	481	155	120	100	80	24	2
Long-term debt obligations (including current portion)(3)(4)	1,153	225	205	195	119	117	292
of which:
Capital leases(3)	1	1	—	—	—	—	—
Pension obligations(3)	369	12	21	20	34	31	251
Other long-term liabilities(3)	158	—	73	12	10	9	54
Total	$2,837	$829	$504	$359	$269	$203	$673

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2013.
(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2013.
(4)	See Note 13 to our Consolidated Financial Statements at December 31, 2013 for additional information related to long-term debt.

As a result of our planned closures of certain manufacturing facilities, some of the aforementioned contracts have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2014 to 2018 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Long-term debt obligations mainly consist of bank loans. In 2014, we expect to redeem with available cash and cash equivalents a $225 million loan received from European Investment Bank as an annual installment. See “— Net financial position (non U.S. GAAP measure)” above.

Pension obligations amounting to $369 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 14 to our Consolidated Financial Statements. As part of the Flash divestiture, we retained the obligation to fund the severance payment (trattamento di fine rapporto) due to certain transferred employees by the defined amount of about $17 million which qualifies as a defined benefit plan and was classified as an “other long-term liability” at December 31, 2013.

Other long-term liabilities include, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include at December 31, 2013, following the Flash divestiture in 2008, a long-term liability for capacity rights amounting to $4 million. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2013, we had unrecognized tax benefits of $255 million. We do not expect to recognize any of these tax benefits in 2014. We are not, however, able to provide a reasonably reliable estimate of when these benefits will be recognized.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2013.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current visibility on demand, we anticipate our capital expenditure to be approximately $510-550 million in 2014, to be adjusted based on demand thereafter. The most important of our 2014 capital expenditure projects are expected to be: (a) for our front-end facilities: (i) in our 300-mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of new technologies for microcontrollers and automotive advanced products; (ii) a few selective programs of mix evolution, mainly in the area of analog processes; (iii) qualification of technologies in 200-mm in Singapore and Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150-mm and 200-mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand; (ii) modernization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) according to changes in demand.

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

We have an equity investment in 3Sun. We are currently evaluating our strategy and multiple scenarios are being considered. We currently foresee that there may be a need to provide additional financial resources to 3Sun. In the event of a withdrawal by one of our partners, our financial support could cover up to 50% of the required funding.

Furthermore, as a result of the exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson needs to complete the wind-down, which are estimated in the range of $30 to $40 million for each partner.

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

Equity-method investments

See Note 10 to our Consolidated Financial Statements.

Backlog and Customers

See “Item 4. Information on the Company — Backlog”.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

The management of our Company is entrusted to the Managing Board under the supervision of the Supervisory Board.

Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our general meeting of Shareholders upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our general meeting of Shareholders concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met (15% of our issued and outstanding share capital present or represented).

Our Supervisory Board was composed of the following nine members as of December 31, 2013:

Name	Position	Year Appointed		Term Expires	Age
Didier Lombard	Chairman	2004		2014	71
Bruno Steve	Vice Chairman	1989		2014	72
Jean d’Arthuys	Member	2011		2014	47
Janet G. Davidson	Member	2013	(1)	2016	57
Jean-Georges Malcor	Member	2011		2014	57
Alessandro Ovi	Member	2007		2016	69
Alessandro Rivera	Member	2011		2014	43
Martine Verluyten	Member	2012		2015	62
Tom de Waard	Member	1998		2014	67

(1)	Ms. Davidson was appointed as a member of our Supervisory Board on June 21, 2013.

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

Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our annual shareholders’ meeting. Our Supervisory Board may make a proposal to our annual shareholders’ meeting for the suspension or dismissal of one or more of its members. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his/her term of office.

Biographies of our Current Supervisory Board Members

Didier Lombard has been a member of our Supervisory Board since 2004 and has been its Chairman since May 2011. Mr. Lombard serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. He is the Chairman of both the Compensation Committee and the Strategic Committee. Mr. Lombard was appointed Chairman and Chief Executive Officer of Orange (formerly France Telecom) in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of Orange in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as Orange’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of Orange’s Executive Committee. Mr. Lombard is also a member of the Board of Directors of Thales and Technicolor (previously Thomson), one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Bruno Steve has been a member of our Supervisory Board since 1989 and has been its Vice Chairman since May 2011. He has previously held the positions of Chairman and member. Mr. Steve serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. He was with Istituto per la Ricostruzione Industriale IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve served as Chairman of the Statutory Auditors of Selex Galileo S.p.A. until December 2012. He previously served as member of the Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. Until December 2012, he was also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Jean d’Arthuys has been a member of our Supervisory Board since May 2011. Mr. d’Arthuys serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. d’Arthuys is also the Chairman and CEO of FT1CI. He joined Bpifrance (formerly Fonds Stratégique d’Investissement) in 2010 as Director and member of the Executive Committee. Mr. d’Arthuys was a partner in the fund PAI Partners from 2007 until 2010, in particular in charge of the sectors media, internet and telecom. He was previously Chairman and Chief Executive Officer of television channels Paris Premiere and W9. Mr. d’Arthuys spent the main part of his career at the Executive Board of the Group M6, where he had various functions (from 1996 until 2007). He managed in particular the activities of digital television and the development of the Group. He was a board member of TPS, Sportfive and Newsweb. Mr. d’Arthuys was also Chairman and Chief Executive Officer of the soccer club Girondins de Bordeaux. Mr. d’Arthuys graduated from HEC Business School.

Janet G. Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson is currently (since 2011) a member of the board of the Alcatel Lucent Foundation. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. Mr. Malcor serves on our Supervisory Board’s Audit Committee. He is the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010. Since June 2013, Mr. Malcor has been a member of the Supervisory Board (as well as its Appointment and Compensation Committee) of the Fives Group.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our Annual General Meeting of Shareholders in March 2005. He was reappointed to our Supervisory Board at the 2007 Annual General Meeting of Shareholders and served on the Strategic Committee and the Audit Committee until his term expired. He was reappointed to the Supervisory Board on June 21, 2013. Mr. Ovi serves on our Supervisory Board’s Audit Committee and Strategic Committee. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been special advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director of LandiRenzo S.p.A and Almaviva S.p.A. Mr. Ovi is a Life Trustee in Carnegie

Mellon University and a member of the board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Compensation Committee and Nominating and Corporate Governance Committee. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been a Government representative in the “Consiglio Superiore” of the Bank of Italy as well as serving on the board of directors and Compensation Committee of Cassa Depositi e Prestiti S.p.A. and Posta Italiana S.p.A., the Financial Services Committee and the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Martine Verluyten has been a member of our Supervisory Board since May 2012. Ms. Verluyten serves on our Supervisory Board’s Audit Committee and has been its Chair since April 22, 2013. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23 year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten is also member of the board of directors of Thomas Cook plc, 3i plc and GBL (“group Bruxelles Lambert”). Ms. Verluyten began her career in 1973 at KPMG as an Auditor.

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard serves on our Supervisory Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. He was Chairman of the Audit Committee from 1999 until 2013 and is also Chairman of the Nominating and Corporate Governance Committee. Mr. de Waard was a partner at Clifford Chance, a leading international law firm, until October 2011. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is the chairman of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and a member of its Audit Compensation and Nominating Committees. Mr. de Waard is a member of the Supervisory Board of N.V. Nuon Energy and Chairman of its Compensation Committee. Mr. de Waard is Chairman of the Board of Stichting Administratiekantoor aandelen Telegraaf Media Groep N.V.

Supervisory Board Committees

Membership and Attendance. As of December 31, 2013, the composition of our Supervisory Board’s committees was as follows: (i) Ms. Martine Verluyten is the Chair of the Audit Committee, and Ms. Janet G. Davidson and Messrs. Jean-Georges Malcor, Alessandro Ovi and Tom de Waard are members of the Audit Committee; (ii) Mr. Didier Lombard is the Chairman of the Compensation Committee, and Messrs. Jean d’Arthuys, Alessandro Rivera, Bruno Steve and Tom de Waard are members of the Compensation Committee; (iii) Mr. Tom de Waard is the Chairman of the Nominating and Corporate Governance Committee, and Messrs. Jean d’Arthuys, Didier Lombard, Alessandro Rivera and Bruno Steve are members of the Nominating and Corporate Governance Committee; and (iv) Mr. Didier Lombard is the Chairman of the Strategic Committee, and Ms. Janet G. Davidson and Messrs. Jean d’Arthuys, Alessandro Ovi and Bruno Steve are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2013 is as follows:

Number of Meetings Attended in 2013	Full Board	Audit Committee	Compensation Committee	Strategic Committee	Nominating & Corporate Governance Committee
Didier Lombard	10	n/a	3	1	5
Bruno Steve	9	n/a	3	1	4
Jean d’Arthuys	8	n/a	2	1	5
Janet G. Davidson(1)	6	5	n/a	1	n/a
Jean-Georges Malcor	10	10	n/a	n/a	n/a
Alessandro Ovi	10	10	n/a	1	n/a
Alessandro Rivera	10	n/a	3	n/a	4
Martine Verluyten	8	9	n/a	n/a	n/a
Tom de Waard	10	9	3	n/a	5
Raymond Bingham(2)	4	5	n/a	n/a	n/a

(1)	Ms. Davidson was appointed as a member of our Supervisory Board on June 21, 2013.
(2)	Mr. Bingham’s mandate as member of the Supervisory Board expired on June 21, 2013.

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

Our Audit Committee met 10 times during 2013. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, Compliance Officer and external and internal auditors. Our Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2013, and the results press release was published on January 27, 2014.

Our Audit Committee approved the compensation of our external auditors for 2013 and discussed the scope of their audit, audit related and non-audit related services for 2014.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results and earnings press release, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our Annual General Meeting of Shareholders, which was held on June 21, 2013. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Also in 2013, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, our Audit Committee regularly discussed the progress of the implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

As part of each of its quarterly meetings, our Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee. Our Compensation Committee was established to advise our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing

Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. Our Compensation Committee met 3 times in 2013.

Among its main activities, in 2013 our Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year ended on December 31, 2012; (ii) reviewed the performance criteria relating to the CEO bonus for the fiscal year ending on December 31, 2013; (iii) reviewed the compensation scheme for members of our Supervisory Board, as proposed by our Supervisory Board at the annual general meeting of shareholders held on June 21, 2013; and (iv) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards. In particular, our Compensation Committee recommended that the performance targets for the bonus of our CEO be based on, among other factors, the Company’s share price evolution versus SOXX, new major accounts revenues as well as certain financial targets and special programs.

For the 2013 unvested stock award plan, our Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income evolution, as compared against a panel of semiconductor companies, and cash flow targets.

Strategic Committee. Our Strategic Committee was established to advise the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. Our Strategic Committee met once in 2013. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members. Among its main activities, our Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee was created to advise the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and to review principles relating to corporate governance. Our Nominating and Corporate Governance Committee met 5 times during 2013 to discuss the selection of candidate members to our Supervisory Board, changes to the Dutch Corporate Governance Code, recent developments in U.S. law regarding corporate governance and preparations for our annual general meeting.

Secretariat and Controllers. Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Mr. Bertrand Loubert serves as Secretary, Mr. Luigi Chessa serves as Vice Secretary and Mr. Philippe Dereeper, our Chief Compliance Officer, serves as Executive Secretary for our Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board. Mr. Willem Toussaint serves as the secretary of our Audit Committee.

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

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, who was re-appointed in 2011 for a three year term to expire at the end of our 2014 Annual General Meeting of Shareholders, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Since its creation in 1987, our Managing Board has always been comprised of a sole member. The member of our Managing Board is appointed for a three year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three year term, as defined in our Articles of Association (upon approval of at least three quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

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

In accordance with our Corporate Governance Charter, the sole member of our Managing Board and our senior managers may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to the charter adopted by our Supervisory Board, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders’ meeting pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Management Board member and our senior managers and their duties to our Company.

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft Consolidated Balance Sheets and Consolidated Financial Statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, FT1CI, Ministero dell’Economia e delle Finanze, Bpifrance or CEA; (vii) the key parameters of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semi-annual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the Consolidated Balance Sheets and notes thereto in our most recently adopted (statutory) annual accounts.

Senior Management

Our senior managers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility.

In August 2013, we introduced a new, simplified organization. Since that date, our organizational chart is as follows:

As a company committed to good governance, we hold several corporate meetings on a regular basis. Such meetings, which involve the participation of several of our senior management, include:

Corporate Operations Reviews (COR), which meets twice per quarter to review monthly results and short-term forecasts.

Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond.

Corporate Strategic Committee, which meets six times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs.

Our senior managers as of December 31, 2013 were:

Name	Position(1)	Years with Company	Years in Semi-Conductor Industry	Age
Carlo Bozotti	President and Chief Executive Officer	37	37	61
Jean-Marc Chery	Executive Vice President, Vice Chairman of the Corporate Strategic Committee, General Manager, Embedded Processing Solutions (EPS)	29	29	53
Carlo Ferro(1)	Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services	14	14	53
Mario Arlati(2)	Executive Vice President, Member of the Corporate Strategic Committee, Strategies and Business Management	39	39	65
Georges Auguste	Executive Vice President, General Manager Packaging and Test Manufacturing	27	39	64
Eric Aussedat	Executive Vice President, General Manager Imaging, BiCMOS ASIC & Silicon Photonics Group	32	32	60
Orio Bellezza	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Front-End Manufacturing & Technology R&D Sense & Power and Automotive Products (SP&A)	30	30	54
GianLuca Bertino	Executive Vice President, General Manager, Digital Convergence Group	16	27	54
Philippe Brun	Corporate Vice President, Human Resources and Sustainable Development	27	27	55
Marco Luciano Cassis	Executive Vice President, President, Japan and Korea Region	26	26	50
Andrea Cuomo	Executive Vice President, Advanced Systems Technology and Special Projects, STMicroelectronics Chairman, 3Sun	30	30	59
Claude Dardanne	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Microcontroller, Memory & Secure MCU Group	31	34	61
Lorenzo Grandi	Corporate Vice President, Corporate Control	26	26	52
Paul Grimme	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Sales & Marketing, Europe, Middle East and Africa	5	33	54
Fabio Gualandris	Executive Vice President, Product Quality Excellence	26	29	54
François Guibert	Executive Vice President, President, Greater China-South Asia Region	33	36	60
Joel Hartmann	Executive Vice President, Front-End Manufacturing & Technology R&D, Embedded Processing Solutions (EPS)	13	35	58

Name	Position(1)	Years with Company	Years in Semi-Conductor Industry	Age
Otto Kosgalwies	Executive Vice President, Member of the Corporate Strategic Committee, Company Infrastructures and Services	30	30	58
Robert Krysiak	Executive Vice President, President, Americas Region	31	31	59
Philippe Magarshack	Executive Vice President, Design Enablement & Services	19	28	52
Marco Monti	Executive Vice President, General Manager Automotive Product Group	27	27	52
Carmelo Papa	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Industrial & Power Discrete Group	31	31	64
Georges Penalver	Chief Strategy Officer, Executive Vice President, Member of the Corporate Strategic Committee, Strategy, Communication, Human Resources and Quality	2	2	57
Benedetto Vigna	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Analog, MEMS & Sensors Group STMicroelectronics	19	19	44

(1)

Mr. Carlo Ferro returned to ST as Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services in August 2013 and has been President and Chief Executive Officer of ST-Ericsson since April 2013.

(2)	Mr. Mario Arlati was Chief Financial Officer until August 2013.

Biographies of our Current Senior Management

Carlo Bozotti is President and Chief Executive Officer of ST and has held this position since March 2005. He is the Sole Member of the Managing Board and chairs the Company’s Corporate Strategic Committee. Mr. Bozotti joined SGS-ATES (later renamed SGS Microelettronica), a predecessor company to STMicroelectronics, in 1977. Ten years later, when SGS Microelettronica of Italy merged with Thomson Semiconducteurs of France to form a new European champion, which is ST today and is among the leading semiconductor companies worldwide, Mr. Bozotti became General Manager of the Telecom Product Division. Subsequently, he was promoted to Director of Corporate Strategic Marketing and Key Accounts and, later, to Corporate Vice President, Marketing and Sales, Americas. In 1994, Mr. Bozotti was appointed Corporate Vice President for Europe and the Headquarters Regions, overseeing the Company’s sales in Europe, as well as sales to key customers and strategic marketing worldwide. From 1998 to 2005, Mr. Bozotti served as Corporate Vice President and General Manager of the Memory Products Group. Leveraging ST’s deep understanding of client and market needs, through the years Mr. Bozotti has contributed to forging a number of strategic customer alliances and joint ventures with other industry leaders in different market segments. In late 2012, Mr. Bozotti announced a strategic plan realigning the Company with changing market dynamics and announcing the decision to exit from ST-Ericsson after a transition period. The new ST focuses on two key pillars — Sense and Power and Automotive products and Embedded Processing Solutions — with five growth drivers: MEMS and sensors, smart power, automotive products, microcontrollers, and application processors including digital consumer. In 2011, Mr. Bozotti began a second (non-consecutive) term as the President of the European Semiconductor Industry Association (ESIA). Mr. Bozotti graduated with a degree in Electronic Engineering from the University of Pavia, Italy.

Jean-Marc Chery is Executive Vice President, General Manager, Embedded Processing Solutions (EPS) at ST, and has held this position since May 2013. He also holds overall responsibility for the Technology R&D and Front-End Manufacturing of EPS, as well as the Packaging & Test Manufacturing and Product Quality Excellence for the whole Company. Mr. Chery is Vice Chairman of our Corporate Strategic Committee.

Mr. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning, rising to lead ST’s wafer fabs in Tours, France (1993), and later in Rousset, France (2001). In 2005, Mr. Chery led the company-wide 150-mm wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality in 2011 and the Digital Product Sector in 2012. Mr. Chery sits on the boards of ST-Ericsson SA, CATRENE, the European microelectronics R&D program, and AENEAS (Association for European NanoElectronics Activities). Mr. Chery graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

Carlo Ferro is Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services and has held the CFO position since May 2003, with temporary suspension during his tenure at ST-Ericsson, where he first served as Chief Operating Officer (February 2012 - March 2013) and then was appointed President and Chief Executive Officer in April 2013 to lead the re-organization to split up the joint-venture business and resources to the two shareholders and wind-down the JV. Since August 2013, his overall responsibilities at ST encompass, in addition to Finance and Control, Central Operational Planning, Global Procurement, Legal, Intellectual Property, Compliance, Information and Communication Technology, Investor Relations, and Public Affairs in Italy. Mr. Ferro is a member of our Corporate Strategic Committee. He also maintains the role of President and CEO of ST-Ericsson. From 1992 to 1996, Mr. Ferro gained extensive experience in Planning and Control, Corporate Finance and M&A at Finmeccanica, the leading Italian high-tech engineering and manufacturing group and a former shareholder of STMicroelectronics. Over the next three years he held executive positions for Elsag Bailey Process Automation NV, a global leader in process control listed at NYSE, first as Vice President for Strategic Planning, and later as Vice President for Planning and Control and Principal Financial Officer. In 1999, Mr. Ferro joined ST as Group Vice President Corporate Finance, overseeing finance and accounting for all the Company’s worldwide affiliates, tax planning, internal control, internal audit, and finance for M&A. In 2002, he became Deputy CFO, and was promoted to Chief Financial Officer in 2003. Mr. Ferro sits on the Board of Directors of STS, the Company’s manufacturing joint venture in China, and holds board memberships at ST’s affiliates in France and Italy. He served as Chairman of Incard, sole Managing Director of ST Service Srl and as board member and Chair of the Audit Committee of ST-Ericsson. He graduated in Business and Economics from the LUISS Guido Carli University in Rome, where he served as a professor of Planning and Control until 1996 and as an associate professor of Finance from 2008 through 2011. He is a Certified Public Accountant in Italy.

Mario Arlati is Executive Vice President, Strategies and Business Management for the Company’s Sense & Power and Automotive Products (SP&A) Segment and has held this position since August 2013. Mr. Arlati is a member of our Corporate Strategic Committee. Mr. Arlati started his professional career at SGS-ATES, a predecessor company of STMicroelectronics. He was an integral member of the teams that managed the 1987 merger of SGS Microelettronica and Thomson Semiconducteurs, and later, in 1994, ST’s Initial Public Offering on the NYSE and Euronext Paris, followed in 1998 by ST’s listing on the Borsa Italiana. Mr. Arlati’s career has covered all of the various functions including Accounting, Business Control, Finance, and Consolidation Reporting, in positions of increasing responsibility. He was promoted to Corporate Controller and later became Chief Accounting Officer and Head of External Reporting. He also participated in the establishment of the ST Foundation, an independent charitable organization, serving as a Director since its inception. From February 2012 to July 2013, Mr. Arlati served as Chief Financial Officer of ST. He graduated with a degree in Business and Economics from Università Cattolica in Milan, Italy.

Georges Auguste is Executive Vice President and General Manager of ST’s Packaging and Test Manufacturing organization and has held this position since May 2011. Mr. Auguste started his career in semiconductors with Philips as a technical manager. He joined Thomson Semiconducteurs, a predecessor company to STMicroelectronics, in 1986, and two years later was appointed General Manager of the manufacturing facility in Nancy, France. From 1990, Mr. Auguste served as Managing Director of the Company’s operations in Morocco. In 1997, he was appointed Director of the Total Quality and Environment Group, and, in 1999, he was promoted to Corporate Vice President, responsible for implementing ST’s goals to reduce consumption of natural resources and further improve quality. In 2005, Mr. Auguste’s mission was enlarged to cover the coordination of ST’s corporate responsibility strategy, encompassing social, ethical and environmental aspects. In 2008, he became Executive Vice President, Director of Product Quality Excellence, addressing product quality matters throughout the Company’s operations. Mr. Auguste graduated with an engineering degree from the Ecole Supérieure d’Electricité in Paris and holds the diploma of the “Institut d’Administration des Entreprises” (Institute of Business Administration).

Eric Aussedat is Executive Vice President and General Manager of Imaging, BiCMOS ASIC and Silicon Photonics Group and has managed these responsibilities since February 2012. Mr. Aussedat joined Thomson Semiconducteurs, a predecessor company to ST, as Product Engineer in 1981. He held various positions in product engineering and planning and was promoted Planning Manager of the Video Products Group in 1986. Later on, Mr. Aussedat was appointed to manage the product and manufacturing planning operations of INMOS, a UK company acquired by ST in 1989. Subsequently, he supervised the Engineering and Test Strategy for the Programmable Product Group before his promotion to the Head of ST’s Microcontroller Division in 1995. From 2000 to 2004, Mr. Aussedat led the TV and Display Division, and he became General Manager of ST’s Cellular Communication Division in 2005. Two years later, Mr. Aussedat was appointed General Manager of the Imaging Division, which has significantly strengthened its profitability under his direction. Mr. Aussedat graduated with a degree in Electronic Engineering from the Institut National Polytechnique in Grenoble and earned a diploma from the Institut d’Administration des Entreprises of Grenoble.

Orio Bellezza is Executive Vice President and General Manager of Front-End Manufacturing & Technology R&D for the Company’s Sense & Power and Automotive Products (SP&A) Segment. He has been responsible for Front-End Manufacturing since 2008 and assumed additional responsibility for technology R&D for automotive and industrial & multisegment products in February 2012. He is a member of our Corporate Strategic Committee. Mr. Bellezza joined SGS-ATES, a predecessor company to STMicroelectronics, in 1984. He soon moved to the Company’s Central R&D organization and participated in several key projects, including the introduction of process technology modules for manufacturing sub-micron non-volatile memories. In 1996, Mr. Bellezza was appointed Director of ST’s R&D facility in Agrate and led its upgrade and expansion into the Company’s development center for non-volatile memory and smart-power technologies. In 2002, he became Vice President of Central R&D, and in 2005, was appointed to Vice President and Assistant General Manager of Front-End Technology and Manufacturing. He has published technical papers and earned several patents in non-volatile memories. Mr. Bellezza graduated with a degree in Chemistry from the University of Milan (Università degli Studi di Milano), Italy.

Gian Luca Bertino is Executive Vice President and General Manager of ST’s Digital Convergence Group and has held this position since February 2012. Mr. Bertino started his professional career with Olivetti Personal Computers, where he rose through the ranks to Head of Development, Portable PCs. Bertino joined SGS-Thomson Microelectronics (now STMicroelectronics) in 1997 as a Market Development Manager. The following year he was appointed Director of the Computer and Consumer Business Unit, responsible for sales and marketing in Europe, and was promoted to Europe Region Vice President, Computer and Consumer, in 2000. In 2003, Mr. Bertino joined ST’s Telecommunications, Peripherals and Automotive Group as Vice President and General Manager of the Data Storage Division, where he strengthened the Company’s partnerships in the storage segment. In 2005, Mr. Bertino was promoted to Corporate Vice President and General Manager of ST’s Computer Product Group, and in 2008, Mr. Bertino’s group was expanded to include the Communication Infrastructure organization. Mr. Bertino graduated with a degree in Electronic Engineering from the Polytechnic of Turin, Italy.

Philippe Brun is a Corporate Vice President in charge of ST’s Human Resources & Sustainable Development. Responsible for HR at ST since August 2012, his mission was expanded to cover the Company’s social responsibility, as well as environment, health, and safety in August 2013. Mr. Brun started his career at the Pechiney Group (now Rio Tinto). In 1986, he joined Thomson Semiconducteurs, a predecessor to STMicroelectronics, as a back-end process engineer. From 1989 to 1996, Mr. Brun managed Human Resources at the Grenoble, France site and served as Site Director at the Company’s St. Genis facility (France). In 1996, he was promoted to Human Resources Director responsible for over 10,000 employees in ST’s manufacturing organization worldwide. From 1999 to 2010, Mr. Brun served as Fab Operations and Site Director at ST’s plant in Rousset, France. In January 2011, he was appointed Group VP for execution excellence in ST’s Front-End Manufacturing organization. Mr. Brun graduated with an engineering degree from the Ecole Nationale Supérieure d’Arts et Métiers (ENSAM) in France and holds a Master degree in Aerospace engineering from the University of Colorado and a management degree from the IFG School of Business (France).

Marco Cassis is an Executive Vice President of ST and President of the Company’s Japan and Korea Region. Mr. Cassis has led ST’s operations in Japan since 2005 and his mandate was expanded to include Korea after the re-organization of the Company’s regional structure in January 2010. Mr. Cassis joined SGS-Thomson Microelectronics (now STMicroelectronics) as a car radio chip designer in 1987. Six years later, he moved to Japan to help expand the Company’s audio business with major Japanese players and contributed to the establishment of ST’s strategic alliance with Pioneer in the late 1990s. In 2000, Mr. Cassis took charge of the

Audio Business Unit and he was subsequently promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support and customer service. In 2004, Mr. Cassis was named Vice President of Marketing for automotive, computer peripheral, and telecom products. In 2005, he advanced to VP Automotive Segment Group and joined the Board of STMicroelectronics K.K., the Japanese subsidiary. Mr. Cassis graduated with a degree in Electronic Engineering from the Polytechnic of Milan, Italy.

Andrea Cuomo is Executive Vice President, Advanced Systems Technology (AST) and Special Projects, and has held this position since January 2012. He also serves as Chairman of the Board at 3Sun, ST’s photovoltaic joint venture with Enel Green Power and Sharp. Mr. Cuomo joined SGS Microelettronica, a predecessor company to STMicroelectronics, in 1983, and rose to become Vice President for the Headquarters Region in 1994. In 1998, he created the AST group, a key organization in the development of ST’s system knowledge and advanced architectures. In 2002, Mr. Cuomo was promoted to Corporate Vice President and AST General Manager, and took on further responsibilities as Chief Strategy Officer in 2005. In 2008, Mr. Cuomo was appointed Executive Vice President, General Manager of Sales and Marketing for Europe and AST and his portfolio was later expanded to include the Middle East and Africa. His board memberships include the International Advisory Board at the HEC Business School in Paris, the International Advisory Board of Nano-Tera, a Swiss National program for Nanotechnologies, and TTFactor, the IP utilization arm of the Istituto Europeo di Oncologia. Mr. Cuomo studied Nuclear Science at the Polytechnic of Milan.

Claude Dardanne is Executive Vice President and General Manager of ST’s Microcontroller, Memory & Secure MCU Group and has held this position since January 2007. He is a member of our Corporate Strategic Committee. Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST. From 1982, he was responsible for the marketing of microcontroller and microprocessor products. Between 1989 and 1994, Mr. Dardanne served as Marketing Director at Apple Computer, France, and Alcatel-Mietec, Belgium, covering markets such as Education, Banking, as well as Automotive and Industrial. In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group. In 1998, Mr. Dardanne became Head of the EEPROM (Electronically Erasable Programmable Read-Only Memory) Division and was promoted to Group Vice President and General Manager of the Serial Non-Volatile Memories Division in 2002. Two years later, he was appointed Group Deputy General Manager and Head of the Smart Card Division. Mr. Dardanne graduated with a degree in Electronic Engineering from the Ecole Supérieure d’Ingénieurs en Génie Electrique in Rouen, France.

Lorenzo Grandi is Corporate Vice President, Corporate Control and has held his position since February 2012. Mr. Grandi joined ST in 1987 as a process engineer working on BCD Technology development. In 1990, he moved to the Memory Product Group as Financial Analyst. In 1995, Mr. Grandi was promoted to the position of Group Controller of the Memory Product Group contributing to the expansion of the Flash/Memory business. In 2005, Mr. Grandi joined Corporate Finance with the responsibility for Budgeting and Reporting. He also contributed to the carve-out and deconsolidation of the ST Flash memory business. Mr. Grandi graduated cum laude in Physics from the University of Modena and holds a Master of Business Administration from SDA Bocconi Milano.

Paul Grimme is Executive Vice President and General Manager, Sales & Marketing, for ST’s Europe, Middle East and Africa Region, and has held this position since January 2012. Mr. Grimme is a member of our Corporate Strategic Committee. Mr. Grimme began his career at Motorola, where he held positions of increasing responsibility in product engineering, marketing and operations management. He served as Corporate Vice President and General Manager of the 8/16-bit Products Division. In 1999, Mr. Grimme was promoted to Vice President and General Manager of the Advanced Vehicle Systems Division. He was later appointed Senior Vice President of the Transportation and Standard Products Group and continued in that role at Freescale Semiconductor after Motorola spun off its semiconductor business. Mr. Grimme also served as Senior Vice President and General Manager of Freescale Semiconductor’s Microcontroller Solutions Group. Mr. Grimme joined ST in early 2009 and later that year he was appointed Executive Vice President and General Manager of STMicroelectronics’ Automotive Product Group. Mr. Grimme graduated from the University of Nebraska (Lincoln) with a degree in Electrical Engineering and from the University of Texas (Austin) with a Master of Business Administration.

Fabio Gualandris is an Executive Vice President of ST in charge of Product Quality Excellence and has held this position since February 2011. Mr. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984, and was promoted to R&D Director of Operations in 1989. In 1996, Mr. Gualandris became Automotive Business Unit Director, focusing on product quality and development.

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

François Guibert is Executive Vice President of ST and President of the Company’s Greater China-South Asia Region. Guibert has led ST’s operations in Asia Pacific since 2006; his responsibilities were expanded to include Greater China in 2010. Guibert joined Thomson Semiconducteurs, a predecessor company to ST, in 1981, after three years at Texas Instruments. He was appointed Director of Semicustom Business for Asia Pacific in 1987 and later became President of ST’s Taiwan operations. Guibert also held senior positions in Corporate Business Development and Investor Relations. In 2005, he was promoted to Corporate Vice President, Emerging Markets. Guibert serves as Director of ST’s JV with Shenzhen High Tech Industrial Company. He chairs the EU-ASEAN Business Council, the Board of Advisors for the Singapore Semiconductor Industry Association, and sits on boards at EuroCham in Singapore and Alliance Francaise de Singapour. Guibert previously chaired the Board at Veredus Laboratories, ST’s Singapore-based life-sciences subsidiary, and was a board member at the Singapore Economic Development Board. He was decorated Knight of the National Order of Merit in France in 2009. François Guibert was born in Beziers, France, in 1953, and graduated with a degree in Electronic Engineering from Ecole Centrale Marseille, France.

Joel Hartmann is Executive Vice President of ST, Front-End Manufacturing and Technology R&D, Embedded Processing Solutions (EPS). He has managed these responsibilities for ST’s digital products since February 2012. Mr. Hartmann is also in charge of the Company’s manufacturing operations in Crolles, France. From 1979 to 2000, Mr. Hartmann worked at CEA-Leti, an applied-research center for microelectronics, information and healthcare technologies in Grenoble, France. In 2000, he joined ST as Director of the Crolles2 Alliance, the large-scale semiconductor manufacturing R&D initiative of STMicroelectronics, NXP and Freescale Semiconductor. In 2008, Mr. Hartmann was promoted to Group Vice President and Director of Advanced CMOS Logic & Derivative Technologies. In 2010, he gained additional responsibilities as a co-leader of the Semiconductor Research and Development Center in Fishkill, NY, within the IBM ISDA Technology Alliance for the development of advanced CMOS process. Mr. Hartmann sits on the Board of the SOI Industry Consortium Initiative and is a Member of the IEEE Electron Device Society. He has filed 15 patents on semiconductor technology and devices and authored 10 publications in this field to date. Mr. Hartmann graduated from the Ecole Nationale Supérieure de Physique de Grenoble (ENSPG) with a degree in Physics.

Otto Kosgalwies is Executive Vice President of ST in charge of Company Infrastructures and Services and has held this position since November 2004. Central Planning was added to his mandate in 2008. Mr. Kosgalwies is a member of our Corporate Strategic Committee. Mr. Kosgalwies joined SGS Bauelemente, a predecessor company to STMicroelectronics, in 1984. He took charge of central marketing for European distribution in 1992, and three years later, he began to oversee the regional sales and marketing operations. In 1997, Mr. Kosgalwies was appointed Managing Director of the Company’s site in Munich, Germany. In 2001, he was promoted to Group Vice President for Sales & Marketing in Europe and General Manager of Supply Chain Management, responsible for the effective flow of goods and information from suppliers to end users at the global level. Mr. Kosgalwies graduated with a degree in Business and Economics from the Ludwigs-Maximilian University in Munich.

Robert Krysiak is an Executive Vice President of ST and President of the Company’s Americas Region and has held this position since January 2010. He also chairs ST’s Task Force on Electronic Manufacturing Services, the Worldwide Computer Market Program and the Worldwide Medical Program. Mr. Krysiak started his professional career in 1983 with INMOS, a company acquired by SGS-Thomson Microelectronics (now STMicroelectronics) in 1989. He formed and led a CPU design group since 1992, and in 1997 he was appointed Group Vice President and General Manager of ST’s STAR division, which incorporated 16/32/64-bit microcontrollers and DSP products. Two years later he became Group Vice President responsible for micro cores development, including advanced System-on-Chip products for the digital consumer market. In 2001, Mr. Krysiak took charge of ST’s DVD division. In 2004, he was promoted to Marketing Director for the Home, Personal, and Communications sector, the Company’s largest product organization at the time. In

2005, when ST created its Greater China regional organization, covering ST’s operations in China, Hong Kong, and Taiwan, Mr. Krysiak was appointed Corporate Vice President and General Manager. Mr. Krysiak graduated from Cardiff University, UK, with a degree in Electronics and holds an MBA from the University of Bath, UK.

Philippe Magarshack is Executive Vice President of ST in charge of Design Enablement & Services. He has had these responsibilities since March 2012. From 1985 to 1989, Mr. Magarshack worked as a microprocessor designer at AT&T Bell Labs in the USA. In 1989, he joined Thomson-CSF in Grenoble, France, and took responsibility for libraries and ASIC design kits for the military market. In 1994, Mr. Magarshack joined the Central R&D Group of SGS-THOMSON Microelectronics (now STMicroelectronics), where he has held several roles in CAD and Libraries management for advanced integrated-circuit manufacturing processes. In 2005, Mr. Magarshack was promoted to Group Vice President and General Manager of Central CAD and Design Solutions at ST’s Technology R&D and Manufacturing organization. Mr. Magarshack is ST’s Enablement Executive at the IBM ISDA Technology Alliance for the development of advanced CMOS process. He sits on the boards of Silicon Integration Initiative (Si2) and ENSIMAG Engineering School in Grenoble. Mr. Magarshack graduated with an engineering degree in Physics from Ecole Polytechnique, Palaiseau, France, and with an Electronics Engineering degree from Ecole Nationale Supérieure des Télécommunications in Paris, France.

Marco Monti is Executive Vice President and General Manager of ST’s Automotive Product Group and has held this position since January 2012. Mr. Monti joined ST in Central R&D in 1986 and transferred to the Automotive Division in 1988, where he designed automotive ICs incorporating smart-power technologies. He moved to Japan in 1990 working on a co-development activity designing a noise-reduction system for audio applications. Subsequently, Mr. Monti transferred into marketing, contributing to the expansion of ST’s Automotive business in Japan. In 2000, he became the marketing manager for the ST Automotive Division. Two years later, Mr. Monti started the automotive microprocessor business and in 2004 was promoted to Division General Manager for Powertrain, Safety and Chassis products. In 2009, he took responsibility for the Automotive Electronics Division inside ST’s Automotive Product Group. Mr. Monti graduated cum laude in Electronic Engineering from the Polytechnic of Milan, Italy, and two years later from the University of Pavia, Italy, with a PhD in Electronics.

Carmelo Papa is Executive Vice President, General Manager of the Industrial & Power Discrete Group and has held this position since January 2012. He also leads ST’s Online Marketing operations and holds overall responsibility for the System Lab, part of ST’s Central Labs organization. Mr. Papa sits on the Board of Directors of ST New Ventures SA and is a member of our Corporate Strategic Committee. Mr. Papa started his professional career with International Computers Limited. He joined SGS Microelettronica, a predecessor company to STMicroelectronics, in 1983, and three years later was promoted to Director of Product Marketing and Customer Service for Transistors and Standard ICs. In 2000, Mr. Papa was appointed Corporate Vice President, responsible for ST’s sales and marketing in Emerging Markets. In 2005, he was chosen to lead the Micro, Power and Analog Group and his mandate was expanded in 2007 as head of the Industrial & Multisegment Sector. Mr. Papa is currently serving his second term as Chairman of the European Platform on Smart Systems, an industry-driven initiative focused on innovation in nanotechnologies and smart systems integration. Mr. Papa graduated with a degree in Nuclear Physics from the University of Catania.

Georges Penalver is Chief Strategy Officer of ST, Executive Vice President Strategy, Communication, Human Resources and Quality and has held this position since August 2013. His overall responsibilities include Corporate Strategy and Development, Corporate Communication, Human Resources, Corporate Security, Product Quality Excellence, Public Affairs in France and EU, and ST New Ventures. He is a member of our Corporate Strategic Committee. Mr. Penalver started his career in 1980 with Sagem, where he developed the Broadband Communications Business, overseeing the launch of telecommunication products, the international industrial deployments, and the development of global sales networks. Mr. Penalver was appointed to Sagem’s Management Board in 2001 and served as Deputy CEO, pushing the mass development of mobile and Internet services. In 2005, he joined the France Telecom Orange Group as Deputy CEO for Strategy and Business Development, responsible, at the group level, for product marketing and management of services in France Telecom Orange, product creation and development for the entire group, and Orange Labs’ activities worldwide. In 2011, Mr. Penalver used his extensive experience to become a co-founder and managing partner of CathayaCapital Fund. Mr. Penalver serves as EMEA Regional Leadership Director for the Global Semiconductor Alliance. He is a Knight of the French “Ordre National du Mérite”. Mr. Penalver holds a degree from the Ecole Nationale Supérieure d’Arts et Métiers (Gold) and from the Ecole Nationale Supérieure des Télécommunications in Paris.

Benedetto Vigna is Executive Vice President, General Manager of the Analog, MEMS & Sensors Group, and has held this position since September 2011. Mr. Vigna is a member of our Corporate Strategic Committee.

In 1995, Mr. Vigna joined ST’s R&D Labs and launched the Company’s efforts in MEMS. Six years later, he became Director of the MEMS Business Unit, responsible for design, manufacturing and marketing of ST’s MEMS accelerometers and gyroscopes. These have been successfully adopted by large consumer equipment manufacturers for motion-activated user interfaces in many popular devices, including the Nintendo Wii game console and a wide range of successful smartphones and tablets. In 2007, Mr. Vigna’s scope was enlarged to include management of Sensors, RF, High-Performance Analog and Mixed Signal, Interface, Audio for Portable, and General-Purpose Analog products. Mr. Vigna has filed more than 150 patents on micromachining to date, authored numerous publications in this field, and delivered many invited speeches at international conferences. He has served as industrial consultant for the President of the Italian Scientific Research Center and sits on the industrial board of several EU-funded programs. Mr. Vigna graduated with a degree in Subnuclear Physics from the University of Pisa, Italy.

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

Compensation

The aggregate compensation for the members and former member of our Supervisory Board in respect of service in 2013 was €979,500 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

Supervisory Board Members	Directors’ Fees(1)
Didier Lombard	€164,625
Bruno Steve	€160,500
Jean d’Arthuys	€0	(2)
Janet G. Davidson(3)	€94,625
Raymond Bingham(4)	€6,750
Jean-Georges Malcor	€95,875
Alessandro Ovi	€102,875
Alessandro Rivera	€93,000
Martine Verluyten	€145,875
Tom de Waard	€115,375

Total	€979,500

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2013 until December 31, 2013.
(2)	Mr. d’Arthuys would have been entitled to receive €99,000 in 2013, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of our Supervisory Board.
(3)	Ms. Davidson was appointed as a member of our Supervisory Board on June 21, 2013.
(4)	Mr. Bingham was a member of our Supervisory Board until June 21, 2013.

We do not have any service agreements with members of our Supervisory Board.

The total amount paid as compensation in 2013 to our senior management on duty on December 31, 2013, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, was approximately $17.4 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the senior management pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $10.9 million. Within such amount, the remuneration of the current sole member of our Managing Board and President and CEO in 2013 was:

Sole Member of Our Managing Board and President and CEO	Salary	Bonus(1)	Charges and Non-Cash Benefits(2)	Total
Carlo Bozotti	$1,059,559	$1,165,514	$1,181,232	$3,406,305

(1)

The bonus paid to the sole member of our Managing Board and President and CEO during the 2013 financial year was approved by the Compensation Committee, and approved by the Supervisory Board in respect of the 2012 financial year, based on fulfillment of a number of pre-defined objectives for 2012.

(2)

Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our Annual General Meeting of Shareholders held on May 30, 2012, the bonus of the sole member of our Managing Board and our President and CEO during the 2013 financial year included a portion of a bonus payable in stock awards and corresponding to 33,621 shares based on fulfillment of a number of pre-defined objectives.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our Annual General Meeting of Shareholders on May 3, 2011 for a three year period. In each of the years 2010, 2011 and 2012, Mr. Bozotti was granted, in accordance with the compensation policy approved by our Shareholders’ meeting, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

In 2009, our Supervisory Board approved the terms of Mr. Bozotti’s employment by us, which are consistent with the compensation policy approved by our 2005 Annual General Meeting of Shareholders.

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

Consistent with this compensation policy, the Supervisory Board, upon the recommendation of its compensation committee, set the criteria to be met for Mr. Bozotti for attribution of his 2013 bonus (based on new product introductions, market share and budget targets, as well as corporate governance initiatives). The Supervisory Board, however, has not yet determined the amount of the CEO bonus for 2013.

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

With regard to Mr. Bozotti’s 2012 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, noted that only two out of the three performance criteria linked to sales, operating income and cash flow had been met under the employee stock award plan and concluded that Mr. Bozotti was entitled to 66,672 stock awards, which vest as defined by the plan one year, two years and three years, respectively, after the date of the grant provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

During 2013, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

With regard to Mr. Bozotti’s 2013 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board, however, has not yet determined whether the performance criteria which condition the vesting (and which, as for all executive employees benefiting from unvested share awards, are linked to sales, operating income and cash flow) have been met.

Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, and other key executives to be selected by the CEO, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2013 we made a contribution of $0.3 million to the plan of our current President and Chief Executive Officer and $0.6 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2013 and no longer salaried in 2013, was $0.8 million.

We did not extend any loans or overdrafts to our Supervisory Board members or to the sole member of our Managing Board and President and CEO. Furthermore, we have not guaranteed any debts or concluded any leases with our Supervisory Board members or their families, or the sole member of the Managing Board or his family.

For information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our senior management, please refer to “— Stock Awards and Options” below.

The current members of our Executive Committee and the Managing Board were covered in 2013 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2013 to provide pension, retirement or similar benefits for our Executive Committee and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.2 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Share Ownership

None of the members of our Supervisory Board and Managing Board or our senior management holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Awards and Options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our senior management as well as key employees. Upon the proposal of our Supervisory Board, our Annual General Meeting of Shareholders held on June 21, 2013 resolved to abolish and terminate the stock-based compensation for members and professionals of our Supervisory Board as (previously) included in the three-year stock-based compensation plans for members and professionals of the Supervisory Board.

Pursuant to the shareholders’ resolutions adopted by our general meetings of shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•

approved, for a five year period, our 2008 unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us;

•	approved conditions relating to our 2009 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2010 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2011 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance; and

•	approved conditions relating to our 2012 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance.

At our Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to approve a new four-year Unvested Stock Award Plan for the Management and Key Employees, which provides that stock awards may be granted under restricted criteria to selected employees.

We use our treasury shares to cover the stock awards granted under the unvested stock award plans. In the year ended as of December 31, 2013, 2,507,616 stock awards granted in relation to 2010 and 2012 had vested, leaving 20,096,542 treasury shares outstanding. The stock award allocation for 2013 generated an additional charge of $13 million in the consolidated statement of income for 2013, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employee and Managing Board Stock Based Compensation Plans

2001 Stock Option Plan. Our 2001 Annual General Meeting of Shareholders approved resolutions authorizing the Supervisory Board, for a period of five years, to adopt and administer a stock option plan (in the form of five annual tranches) that provided for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and President and CEO is determined by our Compensation Committee, upon delegation from our Supervisory Board and, since 2005, has been submitted for approval by our annual shareholders’ meeting. The amount of stock options granted to other employees was made by our Compensation Committee on delegation by our Supervisory Board and following the recommendation of the sole member of our Managing Board and President and CEO. In addition, the Supervisory Board delegated to the sole member of our Managing Board and President and CEO the flexibility to grant, each year, up to a determined number of share awards to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

In 2005, our shareholders at our Annual General Meeting of Shareholders approved a modification to our 2001 Stock Option Plan so as to provide the grant of up to four million unvested stock awards instead of stock options to our senior executives and certain of our key employees, as well as the grant of up to 100,000 unvested stock awards instead of stock options to our President and CEO. A total of 4,159,915 unvested stock awards have been granted pursuant to the modification of such plan, which includes unvested stock awards that were granted to employees who subsequently left our Company thereby forfeiting their awards. Certain forfeited unvested stock awards were subsequently awarded to other employees.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the unvested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding and unvested as of December 31, 2013.

2001 Plan (Employees)

April 25, 2001

(outstanding grants)

	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17
Date of the grant	14 Mar 03	3 Jun 03	24 Oct 03	2 Jan 04	26 Apr 04	1 Sep 04	31 Jan 05	17 Mar 05
Total Number of Shares which may be purchased	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	14 Mar 05	3 Jun 05	24 Oct 05	2 Jan 06	26 Apr 06	1 Sep 06	31 Jan 07	17 Mar 07
Expiration Date	14 Mar 13	3 Jun 13	24 Oct 13	2 Jan 14	26 Apr 14	1 Sep 14	31 Jan 15	17 Mar 15
Exercise Price	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on 14 Mar 05	32% on 3 Jun 05	32% on 24 Oct 05	32% on 2 Jan 06	32% on 26 Apr 06	32% on 1 Sep 06	32% on 31 Jan 07	32% on 17 Mar 07
	32% on 14 Mar 06	32% on 3 Jun 06	32% on 24 Oct 06	32% on 2 Jan 07	32% on 26 Apr 07	32% on 1 Sep 07	32% on 31 Jan 08	32% on 17 Mar 08
	36% on 14 Mar 07	36% on 3 Jun 07	36% on 24 Oct 07	36% on 2 Jan 08	36% on 26 Apr 08	36% on 1 Sep 08	36% on 31 Jan 09	36% on 17 Mar 09
Number of Shares which may be acquired with Outstanding Options as of December 31, 2013	0	0	0	1,900	8,056,365	86,786	13,200	0
Held by Managing Board/Senior Management	0	0	0	0	408,200	0	0	0

2008 Unvested Share Award Plan — 2010 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2010 Annual General Meeting of Shareholders, up to 6,516,460 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2010 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 6,566,375 unvested stock awards have been granted under such allocation as of December 31, 2013 out of which none remain outstanding and unvested as of December 31, 2013.

2008 Unvested Share Award Plan — 2011 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2011 Annual General Meeting of Shareholders, up to 6,150,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2011 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 5,976,630 unvested stock awards have been granted under such allocation as of December 31, 2013, out of which none remain outstanding and unvested as of December 31, 2013.

2008 Unvested Share Award Plan — 2012 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2012 Annual General Meeting of Shareholders, up to 6,500,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2012 approved the grant of up to 100,000 unvested Stock Awards to our President and CEO. 6,520,765 unvested stock awards have been granted under such allocation as of December 31, 2013, out of which 3,152,539 remain outstanding but unvested as of December 31, 2013.

2013 Unvested Share Award Plan — 2013 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2013 Annual General Meeting of Shareholders, up to 6,900,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2013 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 6,412,045 unvested stock awards have been granted under such allocation as of December 31, 2013, out of which 6,379,320 remain outstanding but unvested as of December 31, 2013.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, has approved the conditions which shall apply (when applicable) to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2013, and to the continued presence at the defined vesting dates in 2014, 2015 and 2016 of the beneficiaries of the unvested stock awards.

Furthermore, the Compensation Committee, on behalf of the entire Supervisory Board and with the approval of the entire Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed 6,900,000 for 2013.

Supervisory Board Stock Based Compensation Plans

2002 Stock Option Plan for members and professionals of our Supervisory Board. Our 2002 Annual General Meeting of Shareholders approved the adoption of a stock option plan for members and professionals of our Supervisory Board (the “2002 Stock Option Plan”). The 2002 Stock Option Plan provided for the grant of 12,000 options per year to each member of our Supervisory Board and 6,000 options per year to the professionals of our Supervisory Board. Pursuant to the 2002 Stock Option Plan, stock options for the subscription of 396,000 shares were granted to the members and professionals of our Supervisory Board, as shown in the table below:

2002 Stock Option Plan

(for Supervisory Board members and professionals)

Date of Annual Shareholders’ Meeting	March 27, 2002
	Tranche 1	Tranche 2	Tranche 3
Date of the grant	25 Apr 2002	14 Mar 2003	26 Apr 2004
Total Number of Shares which may be purchased	132,000	132,000	132,000
Vesting Date	25 May 2002	14 Apr 2003	26 May 2004
Expiration Date	25 Apr 2012	14 Mar 2013	26 Apr 2014
Exercise Price	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2013	0	0	132,000

At December 31, 2013, options to purchase a total of 132,000 common shares were outstanding under the 2002 Stock Option Plan.

2005, 2006 and 2007 Stock based Compensation for members and professionals of the Supervisory Board. Our 2005 Annual General Meeting of Shareholders approved the adoption of a three-year stock-based compensation plan for Supervisory Board members and professionals. The plan provided for the grant of a maximum number of 6,000 stock awards per year for each member of the Supervisory Board and 3,000 stock awards for each of the professionals of the Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our share. Pursuant to our 2007 annual shareholders’ meeting, the 2005 plan was modified and the maximum number was increased to 15,000 stock awards per year for each member of the Supervisory Board and 7,500 stock awards per year for each professional of the Supervisory Board for the remaining year of the plan.

In 2005, 66,000 stock awards were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2008. In 2006, 66,000 stock awards were granted to the beneficiaries under such plan, which had all vested as of December 31, 2009. In 2007, 165,000 stock awards were granted to the beneficiaries under such plan, which had all vested as of December 31, 2010.

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock Based Compensation Plan as of December 31, 2013.

	2005	2006	2007
Total number of stock awards outstanding	31,115	30,000	60,000
Expiration date	25 Oct 2015	29 Apr 2016	28 Apr 2017

2008, 2009 and 2010 Stock based Compensation for members and professionals of the Supervisory Board. Our 2008 Annual General Meeting of Shareholders approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 stock awards per year for each member of the Supervisory Board and 7,500 stock awards for each of the professionals of the Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our shares. In 2008, 165,000 stock awards were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2013. In 2009, 165,000 stock awards were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2013. In 2010, 172,500 stock awards were granted to the beneficiaries under such plan, out of which 82,500 were outstanding as of December 31, 2013.

The table below reflects the grants to the Supervisory Board members and professionals under the 2008 Stock Based Compensation Plan as of December 31, 2013.

	2008	2009	2010
Total number of stock awards outstanding	75,000	75,000	82,500
Expiration date	16 May 2018	20 May 2019	27 May 2020

2011 and 2012 Stock-based Compensation for members and professionals of the Supervisory Board. Our 2011 Annual General Meeting of Shareholders approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 stock awards per year for each member of the Supervisory Board and 7,500 stock awards for each of the professionals of the Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our shares. In 2011, 172,500 stock awards were granted to the beneficiaries under such plan, out of which 117,500 were outstanding as of December 31, 2013. In 2012, 180,000 stock awards were granted to the beneficiaries under such plan, out of which 122,500 were outstanding as of December 31, 2013.

At our Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to abolish and terminate the stock-based compensation for our Supervisory Board members and professionals as (previously) included in the three-year Stock-Based Compensation Plan for members and professionals of the Supervisory Board. No options were granted in 2013 to the Supervisory Board.

	2011	2012
Total number of stock awards outstanding	117,500	122,500
Expiration date	05 May 21	02 June 22

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years. The 2012 and 2011 figures included the employees of the consolidated entities of ST-Ericsson JVS.

	At December 31,
	2013	2012	2011
France	10,350	10,430	10,570
Italy	9,450	8,840	8,780
Rest of Europe	950	2,190	2,630
United States	1,040	1,280	1,310
Mediterranean (Malta, Morocco, Tunisia)	4,490	4,440	4,440
Asia	19,110	21,280	21,720
Total	45,390	48,460	49,450

	At December 31,
	2013	2012	2011
Research and Development	8,970	11,490	11,940
Marketing and Sales	2,190	2,460	2,510
Manufacturing	29,550	29,450	29,810
Administration and General Services	2,220	2,520	2,580
Divisional Functions	2,460	2,540	2,610
Total	45,390	48,460	49,450

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of December 31, 2013:

	Common Shares Owned
Shareholders	Number	%
ST Holding	250,704,754	27.53
Public	639,902,009	70.26
Treasury shares	20,096,542	2.21

Total	910,703,305	100

Our principal shareholders do not have different voting rights from those of our other shareholders.

As of December 31, 2013, FT1CI (the “French Shareholder”), which is controlled by Bpifrance and CEA, and the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), each directly held 50% in STMicroelectronics Holding N.V. (“ST Holding”). The indirect interest of the French Shareholder and the Italian Shareholder in us is split on a 50%-50% basis. Through a structured tracking stock system implemented in the Articles of Association of ST Holding, the French Shareholder and the Italian Shareholder each indirectly hold 125,352,377 of our common shares, representing approximately 13.7% of our issued share capital as of December 31, 2013. Any disposals or, as the case may be, acquisitions by ST Holding on behalf of the French Shareholder or the Italian Shareholder, will decrease or, as the case may be, increase the indirect interest of, respectively, the French Shareholder or the Italian Shareholder, in our issued share capital. FT1CI is a jointly held company established to control the interest of French shareholders in ST Holding. As of December 31, 2013, Bpifrance (as defined below) and CEA are the sole shareholders of FT1CI, holding respectively 79.2% and 20.8% of FT1CI’s share capital. Bpifrance is an investment fund 50% owned by Caisse des dépôts et consignations and 50% owned by the French State. On July 12, 2013, all of the shares of Fonds Stratégique d’Investissement (“FSI”) were transferred to BPI Groupe SA, a company co-controlled on a 50/50 basis by the French State (through the Etablissement Public Industriel et Commercial BPI Groupe (“EPIC BPI Groupe”)) and Caisse des Dépôts et Consignations, and FSI was renamed Bpifrance Participations (“Bpifrance”). This reorganization does not affect the shareholding in the Company. CEA is a French government funded technological research organization.

STMicroelectronics Holding II B.V. (“ST Holding II”) owned 90% of our shares before our initial public offering in 1994, and over time, gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding II merged with ST Holding, effective June 1, 2012 and ceased to exist. ST Holding may dispose of our shares as provided below in “— STH Shareholders’ Agreement —Disposals of our Common Shares”. Set forth below is a table of ST Holding’s holdings (as successor to ST Holding II) in us as of the end of 2013 and 2012 and ST Holding II’s holdings as of the end of 2011:

	Common Shares Owned
	Number	%
December 31, 2013	250,704,754	27.5
December 31, 2012	250,704,754	27.5
December 31, 2011	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding on behalf of one or more of its indirect shareholders, Bpifrance, CEA, the Ministry of the Economy and Finance or FT1CI may come at any time, and we may not be informed beforehand. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our major shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time. In addition, substantial issuances by us of new common shares or convertible bonds could cause our common share price to drop significantly”.

The chart below illustrates the shareholding structure as of December 31, 2013:

(1)	In addition to the 27.5% held by ST Holding and the 70.3% held by the Public, 2.2% are held by us as Treasury Shares.

Shareholders’ Agreement

STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008. The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supersedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are Bpifrance, CEA and their joint company FT1CI (the “French Shareholder”) and the Ministry of the Economy and Finance (the “Italian Shareholder”).

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

Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company. The standstill is in effect for as long as such party holds our common shares through the holding company. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of the holding company, subject to certain limited exceptions.

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

As of January 1, 2012, if any STH Shareholder falls under this threshold, it will not be able to restore the Balance Period by subsequently increasing its voting stake, and the Balance Period will terminate, unless the parties agree otherwise. The STH Shareholders’ Agreement provides that during the Balance Period, ST Holding will have a managing board comprised of two members (one member designated by FT1CI, and one designated by the Ministry of the Economy and Finance) and a supervisory board comprised of six members (three designated by FT1CI and three designated by the Ministry of the Economy and Finance). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between the Ministry of the Economy and Finance on the one hand and FT1CI on the other hand. The current Chairman of the Supervisory Board of ST Holding is Mr. Alain Dutheil and the Vice-Chairman is Mr. Luciano Acciari.

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

Duration

The STH Shareholders’ Agreement will remain in force as long as the Ministry of the Economy and Finance, on the one hand, and any of Bpifrance, FT1CI or CEA, on the other hand, are shareholders of the holding company.

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

The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered hostile by our Managing Board and Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to approval by our Supervisory Board, other than pursuant to an exercise of the call option granted to the Stichting.

Related Party Transactions

One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor and one of the members of our Supervisory Board is a member of the Supervisory Board of BESI. A former member of our Supervisory Board, whose mandate ended in June 2013, is a director of Oracle Corporation (“Oracle”) and Flextronics International. A former member of our senior management, who resigned effective March 31, 2013, is a member of the Board of Directors of Soitec and Adecco. Adecco, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company. We have also conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. From time to time, we may enter into transactions with or invest in subsidiaries of certain of our significant shareholders, former shareholders or other companies in which they invest (including but not limited to: Adecco, Areva, Altis, MicroOLED and Orange). Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members or, where applicable, the senior managers concerned, and we believe that they are made in line with market practices and conditions.

See Note 24 to Our Consolidated Financial Statements for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity-method investments.

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

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated. As of December 31, 2013, provisions for estimated probable losses with respect to legal proceedings were not considered material. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment. There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities. Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc. (“Tessera”)

In 2006, Tessera initiated a patent infringement lawsuit against us and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera claims that our ball grid array packages infringe certain patents owned by Tessera, and that we breached a 1997 license agreement by failing to pay royalties to Tessera on sales of products in certain ball grid array packages. Tessera then filed a complaint in 2007 with the U.S. International Trade Commission in Washington, D.C. (“ITC”) against us and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired in September 2010. The U.S. Court of Appeals for the Federal Circuit subsequently affirmed the ITC’s decision and on November 28, 2011 the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final. In January 2012, the District Court proceedings were revived in California. The District Court has appointed a special master to advise it on technical issues. Trial is scheduled for August 25, 2014. In May 2013, Tessera served its opening expert’s report on damages which opines that Tessera is entitled to $181 million in damages (including interest) based on our sales of allegedly infringing products from 2000 through 2010. Our opening expert’s report on damages opines that our damages should be more in the range of $5 million to $8 million if an adverse judgment were to be entered against us.

We were a party to legal proceedings with Rambus Inc. (“Rambus”)

On December 1, 2010, Rambus filed a complaint with the ITC against us and numerous other parties, asserting that we engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus. The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same. On July 25, 2012, the ITC elected to terminate the ITC investigation with a finding of no violation of section 337 of the Tariff Act of 1930. On September 25, 2012, Rambus filed a notice of appeal with the U.S. Court of Appeals for the Federal Circuit. Also on December 1, 2010, Rambus filed a lawsuit against us and other co-defendants in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 17, 2013, we and Rambus announced a comprehensive settlement and license agreement pursuant to which all pending litigation between the parties was resolved.

We and our subsidiaries are also involved in other legal proceedings, claims and litigation arising in the ordinary course of business.

All pending claims and litigation proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to prosecute and defend. The results of legal proceedings are inherently uncertain, and material adverse outcomes are possible, including the risk of an injunction. The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, which could adversely impact our product gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the focus of employees involved in such litigation with regard to the work they normally perform for us. From time to time we may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement. The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs. Furthermore, the settlement of any intellectual property proceeding may require us to grant a license to certain of our intellectual property rights to the other party under a cross-license agreement. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected. In addition, from time to time we are approached by holders of intellectual property to engage in discussions about our obtaining licenses to their intellectual property. We will disclose the nature of any such discussion if we believe that (i) it is probable an intellectual property holder will assert a claim of infringement, (ii) there is a reasonable possibility the outcome (assuming assertion) will be unfavorable, and (iii) the resulting liability would be material to our financial condition. We also constantly review the merits of litigation and claims which we are facing and decide to make an accrual when we are able to reasonably determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. To date, we have not determined on such basis that any of the litigation or claims which we are facing gives rise to a probable material liability, singly or in the aggregate.

Risk Management and Insurance

We cover our industrial and business risks through insurance policies and programs with leading insurance carriers with at least investment grade ratings, to the extent reasonably permissible by the insurance market which does not provide insurance coverage for certain risks and imposes certain limits, terms and conditions on coverage that it does provide.

Risks may be covered either through local policies or through corporate policies negotiated on a worldwide level for the ST Group of Companies. Corporate insurance policies and programs are negotiated when the risks are recurrent in several of our affiliated companies.

Currently we have four corporate insurance policies and programs covering the following risks:

•	Property damage and business interruption;

•	General liability and product liability;

•	Directors and officers liability; and

•	Transportation risks.

Our insurance policies generally cover a twelve-month period although may be subscribed for a longer period if conditions for a longer term arrangement are deemed beneficial to us. Such policies are subject to certain terms and conditions, exclusions and limitations, generally in line with prevailing conditions, exclusions and limitations, in the insurance market. Pursuant to such conditions, risks such as terrorism, earthquake, fire, floods, consequential damages and loss of production, may not be fully insured and we may not, in the event of a claim under a policy, receive an indemnification from our insurers commensurate with the full amount of the damage we have incurred. Furthermore, our product liability insurance covers physical and direct damages, which may be caused by our products; however, immaterial, non-consequential damages resulting from failure to deliver or delivery of defective products might not be covered because such risks are considered to occur in the ordinary course of business and might not be insured. We may decide to subscribe for excess coverage in addition to the coverage provided by our standard policies. If we suffer damage or incur a claim, which is not covered by one of our corporate insurance policies, this may have a material adverse effect on our results of operations.

Risk and fire engineering site assessments are performed, on an annual basis, through our leading property insurer’s professional fire and risk engineers in the field of property damage and business interruption in our production sites, to assess potential losses and actual risk exposures, including natural catastrophes. Then, such assessments are usually provided to insurers, co-insurers and re-insurers underwriters to subscribe our risks. We do not own or operate any insurance captive companies, which acts as insurer for our own risks, although we may consider such an option in the future.

The company, under the direction of our CEO and supervision of the Audit Committee of our Supervisory Board, has implemented a corporate Enterprise Risk Management (“ERM”) process, which is led by our Chief Audit and Risk Executive. The corporate top down risk map is updated on an annual basis and organizations’ risk owners are appointed to ensure the development of the bottom-up risk mapping, as well as the implementation and monitoring of risk mitigation action plans both at corporate and organizations levels.

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

Dividend Policy

We formulated a revised dividend policy which was submitted for discussion at our Annual General Meeting of Shareholders held in Amsterdam on June 21, 2013. As a result, we distribute a dividend on a quarterly basis based on a semi-annual decision which is based on a proposal of our Managing Board and adopted by either our Supervisory Board or our meeting of shareholders proposed by our Supervisory Board.

Our dividend policy reads as follows: we seek to use our available cash in order to develop and enhance our position in a competitive semiconductor market while at the same time managing our cash resources to reward our shareholders for their investment and trust in us. Based on our results, projected capital requirements as well as business conditions and prospects, our Managing Board proposes on a semi-annual basis to our Supervisory Board, whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a quarterly cash dividend, if any. Our Supervisory Board, upon the proposal of our Managing Board, decides or proposes to the meeting of shareholders on a semi-annual basis, in accordance with this dividend policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend.

Based on our annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes twice a year to the Supervisory Board the allocation of our earnings involving, whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a cash dividend.

See “Item 10. Additional Information — Memorandum and Articles of Association — Articles of Association — Distribution of Profits (Articles 37, 38, 39 and 40)”.

In the past five years, we have paid the following dividends:

•

On December 2, 2013, our shareholders adopted the payment of a semi-annual cash dividend of $0.10 per share in the fourth quarter of 2013 and first quarter of 2014, paid in December 2013 and to be paid in March 2014, respectively.

•

On June 21, 2013, our shareholders adopted the payment of a semi-annual cash dividend of $0.10 per share in the second quarter and third quarter of 2013, paid in June and September of 2013, respectively.

•	On May 30, 2012, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2011 of $0.40 per share paid in four equal installments.

•	On May 3, 2011, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2010 of $0.40 per share paid in four equal installments.

•	On May 25, 2010, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2009 of $0.28 per share paid in four equal installments.

•	On May 20, 2009, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2008 of $0.12 per share paid in four equal installments.

Future dividends will depend on our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important.

Item 9.	Listing

Since 1994, our common shares have been traded on the NYSE under the symbol “STM” and CUSIP #861012102 and listed on the compartment A (large capitalizations) of Euronext Paris under the ISIN Code NL0000226223. On June 5, 1998, our common shares began trading on the Borsa Italiana.

On September 13, 2013, the NASDAQ OMX Group, Inc. announced the results of the annual re-ranking of the PHLX Semiconductor Sector Index (“SOX”). Effective September 23, 2013, ST was removed from the index. ST had been a member of the SOX since June 23, 2003. The SOX is a widely followed, modified capitalization-weighted index composed of companies primarily involved in the design, distribution, manufacture and sale of semiconductors in the U.S. markets.

On December 5, 2013, the Conseil Scientifique, an independent group of experts responsible for setting the rules and the periodical selection of the CAC 40 Index, announced the results of the annual re-ranking of the CAC 40 Index. Effective December 23, 2013, ST was removed from the CAC 40 and subsequently entered the CAC Next 20 Index. ST had been a member of the CAC 40 since November 12, 1997. The CAC 40 Index is the main benchmark for Euronext Paris and contains 40 stocks selected among the top 100 market capitalization and the most active stocks listed on Euronext Paris.

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

Our common shares could be removed from the CAC Next 20 and the FTSE MIB Indices at any time, and the exclusion or the announcement thereof could cause the market price of our common shares to drop significantly.

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares on the NYSE, on the Euronext Paris and the Borsa Italiana.

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Annual Information for the Past Five Years
2009	10.28	3.73	7.02	2.97	7.03	2.97
2010	10.73	6.51	8.08	5.16	8.09	5.15
2011	13.53	5.34	9.73	3.96	9.73	3.96
2012	8.60	4.51	6.46	3.64	6.46	3.62
2013	10.05	7.11	7.69	5.24	7.69	5.26
Quarterly Information for the Past Two Years 2012
First quarter	8.60	6.03	6.46	4.59	6.46	4.59
Second quarter	8.15	4.61	6.19	3.64	6.19	3.62
Third quarter	6.77	4.51	5.17	3.68	5.17	3.67
Fourth quarter	7.25	5.31	5.45	4.17	5.45	4.18
2013
First quarter	9.09	7.22	6.70	5.46	6.78	5.46
Second quarter	10.05	7.11	7.69	5.51	7.69	5.51
Third quarter	9.93	7.92	7.62	6.04	7.62	6.02
Fourth quarter	9.23	7.20	6.95	5.24	6.96	5.26
Monthly Information for the Past Six Months 2013
September	9.60	8.02	7.15	6.10	7.14	6.10
October	9.23	7.56	6.95	5.51	6.96	5.51
November	8.05	7.20	5.96	5.37	5.96	5.37
December	8.04	7.20	5.85	5.24	5.86	5.26
2014
January	8.29	7.35	6.12	5.44	6.13	5.45
February (as of February 11, 2013)	8.45	7.89	6.22	5.82	6.22	5.82

Source: Bloomberg

Of the 890,606,763 common shares outstanding as of December 31, 2013, 41,678,079, or 4.7%, were registered in the common share registry maintained on our behalf in New York and 598,223,930, or 67.2%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

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

The summary below sets forth our current Articles of Association as most recently amended on December 2, 2013.

We are subject to various provisions of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) (the “FMSA”) and, in particular, to the provisions summarized below.

Unless an exemption or an exception applies, we are subject to (i) a prohibition from offering securities in The Netherlands or have securities admitted to trading on a regulated market situated or operating in The Netherlands without the publication of a prospectus, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) (“AFM”) or by a supervisory authority of another European Union (“EU”) Member State or State, not being an EU Member State, that is party to the European Economic Area (“EEA”) Agreement (“Member State”) (and the same prohibition applies for such offers in other jurisdictions of the EEA); (ii) a prohibition of proceeding with any transaction in our financial instruments admitted to trading on a regulated market in the EEA or in any other financial instrument the value of which depends in part on these instruments, in the event where we would possess inside information; and (iii) certain restrictions (related to market manipulation, market abuse and insider trading) in repurchasing our shares. Also, we are required to notify the AFM of all our inside information press releases simultaneously with the publication of such press releases. Furthermore, we are required to inform the AFM immediately if our issued and outstanding share capital or voting rights change by 1% or more since our previous notification. Other changes in our share capital or voting rights need to be notified periodically. Also, the sole member of our Managing Board and the members of our Supervisory Board (unless they have already been notified pursuant to the requirements described below in “— Shareholders’ Meetings, Attendance at Shareholders’ Meetings and Voting Rights — Disclosure of holdings and capital interest under Dutch Law”), certain of their relatives, entities closely related with them and (under certain circumstances) members of senior management must notify the AFM of all transactions conducted or effected on their own account relating to our shares admitted to trading on a regulated market in the EEA or in any financial instrument the value of which depends in part on the value of these shares. The AFM keeps a public register of all notifications made pursuant to the FMSA. The provisions of the FMSA regarding statements of holdings in our share capital and voting rights are described below in “—Shareholders’ Meetings, Attendance at Shareholders’ Meetings and Voting Rights — Disclosure of holdings and capital interest under Dutch Law”.

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

In the event control is acquired, whether or not by acting in concert, two options exist: (i) either a mandatory offer is launched or (ii) within 30 days the relevant stake is decreased below the 30% voting rights threshold, provided the voting rights have not been exercised during this period and our shares are not sold to a controlling shareholder. The Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) may extend this period by an additional 60 days.

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

A member of our Supervisory Board may only be appointed as such if he/she does not hold more than four supervisory positions at other so-called “large Dutch entities”. The position of chairman equals two positions. A member of our Managing Board may only be appointed as such if he/she does not hold more than two supervisory positions at other large Dutch entities and does not hold the position of chairman of the supervisory board or one-tier board at such other entity. The term “supervisory position” includes the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position.

Supervisory positions at non-Dutch entities are not taken into account. An appointment by the Enterprise Chamber of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account.

As of January 1, 2013, statutory provisions have been introduced that require a balanced participation by men and women on our Managing Board and Supervisory Board. Where seats on a managing board and supervisory board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are held by men and at least 30% are held by women.

If we do not achieve the requisite gender balance, we are required to explain this in our statutory IFRS Annual Report. Since its creation in 1987, our Managing Board has always been comprised of a sole member as result of which gender balance cannot be reached. Currently, our Supervisory Board comprises nine members of which 2 are female and 7 are male.

As of January 1, 2014, Dutch statutory provisions have been introduced to adjust and reclaim bonuses of members of a managing board of (among others) Dutch public limited liability companies, including us. Bonuses that have been granted (but not yet paid) to our sole member of the Managing Board can be adjusted in retrospect to an appropriate amount if such bonus under the circumstances would be inappropriate according to principles of reasonableness and fairness. Also, bonuses that have been granted (and paid) to the sole member of our Managing Board can be reclaimed in retrospect in whole or in part if the bonus was granted on the basis of incorrect information regarding the achievement of certain targets on which the bonus was based or regarding circumstances subject to which the bonus was granted. If and when any remuneration has been adjusted or reclaimed, we will be obliged to include a statement in the explanation to our statutory IFRS Annual Accounts regarding the amount of the adjustment or reclamation of such bonus.

Furthermore, these new statutory provisions prescribe that in the event of (a) a public offer on our common shares, (b) a proposal to approve a Managing Board resolution regarding a significant change in the identity or nature of us or our enterprise (as further described below under “Authority of our Shareholders’ Meeting (Articles 12, 16, 19, 25, 28, 32 and 41)”, and (c) a proposal for a legal merger or legal demerger, we are obliged to set off the amount of the increase in value of shares, depositary receipts or rights to claim or acquire shares that were granted by way of remuneration to the sole member of our Managing Board with his remuneration in any of the events described above.

Finally, these new statutory provisions prescribe that at the shareholders’ meeting in which the statutory IFRS Annual Accounts are adopted, the implementation of the compensation policy during the past financial year must be accounted for.

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

Articles 241-1 to 241-5 of the AMF General Regulation on buyback programs for equity securities admitted to trading on a regulated market and transaction reporting requirements are also applicable to our Company as well as Articles 611-1 to 632-1 of the AMF General Regulation on market abuse (insider dealing and market manipulation).

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

We are required to communicate to the CONSOB and the Borsa Italiana the same information that we are required to disclose to the AMF and the AFM regarding transactions in our securities and any exercise of stock options by our Supervisory Board members and senior management, as described below.

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

Company and Trade Registry

We are registered with the trade register (handelsregister) of the Dutch Chamber of Commerce (Kamer van Koophandel) under no. 33194537.

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

Our Supervisory Board Charter and Dutch law, however, explicitly prohibits members of our Supervisory Board from participating in discussions and voting on matters where any such member has a conflict of interest.

If our entire Supervisory Board would have a conflict of interest, our shareholders’ meeting is the competent corporate body to adopt the relevant resolution. Our Articles of Association provide that our shareholders’ meeting must adopt the compensation of our Supervisory Board members.

Neither our Articles of Association nor our Supervisory Board Charter has a requirement or policy that Supervisory Board members hold a minimum number of our common shares.

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

Distribution of Profits (Articles 37, 38, 39 and 40)

Subject to certain exceptions, dividends may only be paid out of the profits as shown in our adopted annual accounts. Our profits must first be used to set up and maintain reserves required by Dutch law and our Articles of Association. Subsequently, if any of our preference shares are issued and outstanding, preference shareholders shall be paid a dividend, which will be a percentage of the paid up part of the par value of their preference shares. Our Supervisory Board may then, upon proposal of our Managing Board, also establish reserves out of our annual profits. The portion of our annual profits that remains after the establishment or maintenance of reserves and the payment of a dividend to our preference shareholders is at the disposal of our shareholders’ meeting. No distribution may be made to our shareholders when the equity after such distribution is or becomes inferior to the fully-paid share capital, increased by the legal reserves. Our preference shares are cumulative by nature, which means that if in a financial year the dividend or the preference shares cannot be (fully) paid, the deficit must first be paid in the following financial year(s).

Our Supervisory Board independently as well as our shareholders’ meeting, upon the proposal of our Supervisory Board, may each declare distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law. Pursuant to a resolution of our Supervisory Board, distributions adopted by the shareholders’ meeting may be fully or partially made in the form of our new shares to be issued. Our Supervisory Board may, subject to certain statutory provisions, make one or more interim distributions in respect of any year before the accounts for such year have been adopted at a shareholders’ meeting. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to us.

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

The notice of the shareholders’ meeting states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend shareholders’ meetings will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50 million. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website. As of July 1, 2013, a new Dutch statutory provision entered into force requiring a shareholder requesting discussion of an agenda item to disclose to us its entire beneficial interest (long and short position). We are required to mention this interest on our website.

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

Dutch law prescribes a fixed registration date of 28 days prior to the shareholders’ meeting, which means that that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at the 28th day prior to the shareholders’ meeting and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend shareholders’ meetings at the time of the meeting if a registration date would not be applicable. In the notice convening the shareholders’ meeting, the time of registration must be mentioned as well as the manner in which shareholders and other persons entitled to attend shareholders’ meetings can register themselves and the manner in which they can exercise their rights.

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

Shareholders and other persons entitled to attend meetings of shareholders may be represented by proxies with written authorization, which must be shown for admittance to the meeting. All matters regarding admittance to the shareholders’ meeting, the exercise of voting rights and the result of voting, as well as any other matters regarding the business of the shareholders’ meeting, shall be decided upon by the chairman of that meeting, in accordance with the requirements of Section 2:13 of the Dutch Civil Code.

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

Furthermore, our shareholders’ meeting has to approve resolutions of our Managing Board regarding a significant change in the identity or nature of us or our enterprise, including in any event (i) transferring our enterprise or practically our entire enterprise to a third party, (ii) entering into or canceling any long-term cooperation between us or a subsidiary of us and any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to us, and (iii) us or a subsidiary of us acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of our total assets according to our Consolidated Balance Sheets and notes thereto in our most recently adopted annual accounts.

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

Under Chapter 5.3 of the FMSA, any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our share capital or voting rights reaches or crosses a threshold percentage must notify the AFM either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) no later than on the 4th trading day following the entry in the AFM’s public register, if this is the result of a change in our share capital or votes which the AFM has entered in its public register. The threshold percentages are 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent.

Furthermore, persons holding 3% or more in our voting rights or capital interest on December 31 at 24:00 hours must within four weeks after December 31 notify the AFM of any changes in the composition of their interest since their last notification.

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

As of July 1, 2013 a new Section 5.39 subsection 2 of the FMSA entered into force requiring the holder of a financial instrument representing a short position in our shares to notify the AFM if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) no later than on the 4th trading day following the entry in the AFM’s public register, if this is the result of a change in our share capital which the AFM has entered in its public register. The threshold percentages are the same as referred to above in this section. Short position refers to the gross short position (i.e., a long position held by the holder cannot be offset against the short position).

The aforementioned disclosure requirement on gross short positions exists in addition to the requirement for the holder of a financial instrument representing a short position in our shares under the Regulation (EU) No 236/2012 on short selling and certain aspects of credit default swaps (the “EU Shortselling Regulation”), effective as of November 2012, to notify AFM of the net short position (i.e., long positions are offset against short positions) if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage; The threshold percentages are 0.2% each 0.1% above that. Notifications as of 0.5% and each 0.1% above that will be published by the AFM.

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

Share Capital (Articles 4, 5 and 6)

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

Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the sole member of our Managing Board and our senior managers; (ii) the options giving the right to subscribe to our shares granted in the past to the members of our Supervisory Board, its secretaries and controllers, as described in “Item 6. Directors, Senior Management and Employees” and (iii) our 2013 Senior Bonds as described above.

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

Our shareholders’ meeting, upon proposal and on the terms and conditions set by our Supervisory Board, has the power to issue shares. The shareholders’ meeting may also authorize our Supervisory Board, for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances. Our shares cannot be issued at below par and, as for our common shares, must be fully paid up at the time of their issuance. Our preference shares must be paid up for at least 25% of their par value.

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

Acquisition of Shares in Our Own Share Capital (Article 5)

We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders’ equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law, and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the shareholders’ meeting has authorized our Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are subject to acquisition price conditions as authorized by our shareholders’ meeting. Pursuant to a shareholders’ resolution adopted at our Annual General Meeting of Shareholders held on June 21, 2013, our Managing Board, subject to the approval of our Supervisory Board, is authorized for a period up to December 20, 2014 (inclusive) to acquire our shares subject to the limits set forth above and the acquisition price conditions set forth in such shareholders’ resolution.

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

(c) your common shares do not form part of a substantial interest or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise, or, if you are not an individual, you do not hold the substantial interest with the predominant objective or one of the predominant objectives to avoid the levy of income tax or dividend withholding tax of another person; and

(d) if you are not an individual, no part of the benefits derived from your common shares is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2013 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

In addition, U.S. holders should be aware of annual reporting requirements with respect to the holding of certain foreign financial assets, including our common shares that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds $50,000 (or $100,000 for married couples filing a joint return). You should consult your own tax advisor regarding the application of the information reporting and backup withholding rules to our common shares and the application of the annual reporting requirements to your particular situation.

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

We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as term deposits and FRN marketable securities and, as such, we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. Our U.S. treasury bills portfolio, which amounted to $150 million as of December 31, 2012, was sold in 2013. We estimated the fair value of these financial assets based on publicly quoted market prices, which corresponded to a Level 1 fair value measurement hierarchy. As of December 31, 2013, the marketable securities have a value of $57 million. They are classified as available-for-sale and are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, except if deemed to be other-than-temporary. The change in fair value of these instruments was not material for the year ended December 31, 2013. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We also have a significant amount of receivables relating to tax credits, refunds and funding from the governments of certain countries in the Euro zone. As of December 31, 2013, we had $513 million of long-term government receivables almost entirely from France and Italy. In the event of a default of these countries, we could be required to recognize a significant loss.

We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2013. The information below should be read in conjunction with Note 23 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2014	2015	2016	2017	2018	Thereafter	Fair Value at December 31, 2013
Assets:
Cash and cash equivalents	$1,836							$1,836
Cash at bank and on hand	$213							$213
Deposits at call with banks	$1,623							$1,623
Short-term deposits	$1							$1
Average interest rate	0.27%
Current marketable securities	$57							$57
Average interest rate	0.46%
Long-term debt:	$1,153	225	205	195	119	117	292	$1,153
Average interest rate	0.90%

Amounts in millions of U.S. Dollars
Long-term debt by currency as of December 31, 2013:
U.S. dollar	$1,012
Euro	141
Total in U.S. dollars	$1,153

Amounts in millions of U.S. Dollars
Long-term debt by currency as of December 31, 2012:
U.S. dollar	$689
Euro	612
Total in U.S. dollars	$1,301

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2013 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2013

				Notional Amount	Average Rate	Fair Value
Buy	EUR	Sell	USD	1	1.3670	0
Buy	JPY	Sell	EUR	7	84.8268	0
Buy	USD	Sell	INR	34	65.2309	1
Buy	USD	Sell	JPY	18	102.9425	0
Buy	JPY	Sell	USD	12	103.5952	0
Buy	SGD	Sell	USD	68	1.2594	0
Buy	MYR	Sell	USD	14	3.2748	0
Buy	GBP	Sell	USD	28	1.6344	0
Buy	SEK	Sell	USD	6	3.6643	0
Buy	CZK	Sell	USD	1	19.9000	0
Buy	CHF	Sell	USD	55	0.8872	0
Buy	CNY	Sell	USD	33	5.5318	0
Buy	KRW	Sell	USD	9	1,060.9868	0
Buy	TWD	Sell	USD	10	29.5988	0
Buy	PHP	Sell	USD	1	26.7261	0
Buy	AUD	Sell	USD	0	0.8927	0
Buy	BRL	Sell	USD	12	-2.3440	0
Buy	TND	Sell	USD	1	1.6445	0
Buy	HUF	Sell	USD	0	215.7000	0
Buy	USD	Sell	CAD	9	1.0559	0
Buy	PLN	Sell	USD	0	3.0150	0

				319		1

Our FX forward contracts and FX currency options, including collars, designated as a hedge, are further described in Note 23 to our Consolidated Financial Statements.

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2012 (in millions of U.S. dollars):

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

Our FX forward contracts and FX currency options, including collars, designated as a hedge, are further described in Note 23 to our Consolidated Financial Statements.

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

12D.4 Fees and Other Payments Made by the New York Agent to Us

In 2013, a total of $1 million was paid by BNY Mellon to us or on our behalf for our New York Share program. Specifically, the following types of fees were paid: our NYSE annual listing fees; investor relations fees paid to third party vendors; BNY Mellon custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our Annual General Meeting, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in Item 18 of this Form 20-F.

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

Our Supervisory Board has concluded that Martine Verluyten, the Chair of our Audit Committee, and Tom de Waard, member of our Audit Committee, qualified as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.

Item 16B.	Code of Ethics

Policy on Business Conduct and Ethics

Since 1987, we have had a corporate policy on Business Conduct and Ethics (the “Ethics Policy”), which is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate. The Ethics Policy is applicable to all of our employees and senior managers. We have adapted and will amend this Ethics Policy as appropriate to reflect regulatory or other changes. The Ethics Policy provides that if any employee or senior manager to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Ethics Policy on Business Conduct and Ethics is posted on our website (www.st.com).

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers SA has served as our independent registered public accounting firm since 1996. The auditors are elected by the shareholders’ meeting once every three years. PricewaterhouseCoopers was reelected for a three-year term by our May 3, 2011 shareholders’ meeting, which will expire at our shareholders’ meeting in 2014.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers SA to us in 2012 and 2013.

	2013(1)	Percentage of Total Fees	2012(1)	Percentage of Total Fees
Audit Fees
Statutory audit, certification, audit of individual and Consolidated Financial Statements	$6,154,142	98.9%	$6,745,561	99.3%
Audit-related fees	$23,527	0.4%	$15,817	0.2
Non-audit Fees
Tax compliance fees	$41,577	0.7%	$34,855	0.5
Other fees	—	—	—	—
Total	$6,219,246	100%	$6,796,233	100%

(1)	These figures include the fees paid for the audit of ST-Ericsson.

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

The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2013, all services provided to us by PricewaterhouseCoopers were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2013-01-01 to 2013-01-31	—	—	22,592,633	—
2013-02-01 to 2013-02-28	—	—	22,592,633	—
2013-03-01 to 2013-03-31	—	—	22,592,633	—
2013-04-01 to 2013-04-30	—	—	22,582,447	—
2013-05-01 to 2013-05-31	—	—	20,179,847	—
2013-06-01 to 2013-06-30	—	—	20,163,122	—
2013-07-01 to 2013-07-31	—	—	20,129,501	—
2013-08-01 to 2013-08-31	—	—	20,129,501	—
2013-09-01 to 2013-09-30	—	—	20,109,780	—
2013-10-01 to 2013-10-31	—	—	20,109,780	—
2013-11-01 to 2013-11-30	—	—	20,096,542	—
2013-12-01 to 2013-12-31	—	—	20,096,542	—

As of December 31, 2013 we held 20,096,542 of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2014 we hold 20,048,104 of such shares. We did not repurchase our common shares in 2013 and we have not announced any additional repurchase programs.

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

•

Our implementation of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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

•

Our Chief Compliance Officer, who reports to the Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services, also acts as Executive Secretary to our Supervisory Board; and

•

Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for ERM is also responsible for our Corporate Ethics Committee, our whistle-blowing hotline and related investigations.

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

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with FT1CI, Bpifrance, CEA and the Italian Ministry of the Economy and Finance, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding, our major shareholder or with other parties that are among our suppliers, customers or technology partners. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement — STH Shareholders’ Agreement”. See also “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests”. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

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

Pursuant to our Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company and members of the Supervisory Board, as well as the Managing Board. One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor and one of the members of our Supervisory Board is a member of the Supervisory Board of BESI. A former member of our Supervisory Board, whose mandate ended in June 2013, is a director of Oracle Corporation (“Oracle”) and Flextronics International. A former member of our senior management, who resigned effective March 31, 2013, is a member of the Board of Directors of Soitec and Adecco. Adecco, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company. We have also conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members or, where applicable, the senior manager concerned, and we believe that they are made in line with market practices and conditions. Please see “Item 7. Major Shareholders and Related Party Transactions”.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association of STMicroelectronics N.V., dated December 2, 2013, as adopted by the Extraordinary General Meeting of Shareholders on December 2, 2013.

8.1	Subsidiaries and Equity-method Investments of the Company.

12.1	Certification of Carlo Bozotti, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Carlo Ferro, Chief Financial Officer, Executive Vice President, Finance, Legal, Infrastructure and Services of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of Carlo Bozotti, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Carlo Ferro, Chief Financial Officer, Executive Vice President, Finance, Legal, Infrastructure and Services of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101	Interactive Data File.

CERTAIN TERMS

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

GPS	global positioning system

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IP	intellectual property

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

NFC	near field communication

ODM	original design manufacturer

OEM	original equipment manufacturer

PDIP	plastic dual in-line package

QFP	quad-flat no-leads package

QFN	quad-flat package

RAM	random access memory

RF	radio frequency

SAM	serviceable available market

SiP	system-in-package

SoC	system-on-chip

SOI	silicon on insulator

SOIC	small-outline integrated circuit

SPEArTM	structured processor enhanced architecture

SRAM	static random access memory

TAM	total available market

VIPpowerTM	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 5, 2014	By:	/s/ Carlo Bozotti
Carlo Bozotti
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the consolidated financial statements of STMicroelectronics N.V. listed in the index appearing under Item 18 of this 2013 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of STMicroelectronics N.V. listed in the index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”, appearing under Item 15 of this 2013 Annual Report to Shareholders on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers SA

/s/ Mike Foley	/s/ Claudia Benz
Mike Foley	Claudia Benz

Geneva, Switzerland
March 5, 2014

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
In million of U.S. dollars except per share amounts	December 31, 2013	December 31, 2012	December 31, 2011
Net sales	8,050	8,380	9,630
Other revenues	32	113	105

Net revenues	8,082	8,493	9,735
Cost of sales	(5,468)	(5,710)	(6,161)

Gross profit	2,614	2,783	3,574
Selling, general and administrative	(1,066)	(1,166)	(1,210)
Research and development	(1,816)	(2,413)	(2,352)
Other income and expenses, net	95	91	109
Impairment, restructuring charges and other related closure costs	(292)	(1,376)	(75)

Operating income (loss)	(465)	(2,081)	46
Other-than-temporary impairment charge and realized gains on financial assets	—	—	318
Interest expense, net	(5)	(35)	(25)
Loss on equity-method investments	(122)	(24)	(28)
Gain on financial instruments, net	—	3	25

Income (loss) before income taxes and noncontrolling interest	(592)	(2,137)	336
Income tax expense	(37)	(51)	(181)

Net income (loss)	(629)	(2,188)	155
Net loss (income) attributable to noncontrolling interest	129	1,030	495

Net income (loss) attributable to parent company	(500)	(1,158)	650

Earnings per share (Basic) attributable to parent company stockholders	(0.56)	(1.31)	0.74

Earnings per share (Diluted) attributable to parent company stockholders	(0.56)	(1.31)	0.72

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2013	December 31, 2012	December 31, 2011
Net income (loss)	(629)	(2,188)	155
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	103	64	(106)
Foreign currency translation adjustments	103	64	(106)

Unrealized gains (losses) arising during the period	1	6	—
Less : reclassification adjustment for (income) losses included in net income (loss)	—	—	(33)

Unrealized gains (losses) on securities	1	6	(33)
Unrealized gains (losses) arising during the period	36	30	(13)
Less : reclassification adjustment for (income) losses included in net income (loss)	(29)	59	(112)

Unrealized gains (losses) on derivatives	7	89	(125)
Prior service cost arising during the period	(5)	(4)	—
Net gains (losses) arising during the period	74	(20)	(72)
Less : amortization of prior service cost included in net periodic pension cost	5	5	1

Defined benefit pension plans	74	(19)	(71)
Other comprehensive income (loss), net of tax	185	140	(335)
Comprehensive income (loss)	(444)	(2,048)	(180)
Less : comprehensive income (loss) attributable to noncontrolling interest	(134)	(1,014)	(521)
Comprehensive income (loss) attributable to the company’s stockholders	(310)	(1,034)	341

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
In million of U.S. dollars	December 31, 2013	December 31, 2012
Assets
Current assets :
Cash and cash equivalents	1,836	2,250
Short-term deposits	1	1
Marketable securities	57	238
Trade accounts receivable, net	1,049	1,005
Inventories	1,336	1,353
Deferred tax assets	123	137
Assets held for sale	16	—
Other current assets	389	518

Total current assets	4,807	5,502

Goodwill	90	141
Other intangible assets, net	217	213
Property, plant and equipment, net	3,156	3,481
Non-current deferred tax assets	227	414
Restricted cash	—	4
Long-term investments	76	119
Other non-current assets	600	560

	4,366	4,932

Total assets	9,173	10,434

	As at
In million of U.S. dollars	December 31, 2013	December 31, 2012
Liabilities and equity
Current liabilities:
Short-term debt	225	630
Trade accounts payable	694	797
Other payables and accrued liabilities	937	942
Dividends payable to stockholders	89	89
Deferred tax liabilities	—	11
Accrued income tax	48	86

Total current liabilities	1,993	2,555

Long-term debt	928	671
Post-employment benefit obligations	366	477
Long-term deferred tax liabilities	11	14
Other long-term liabilities	158	353

	1,463	1,515

Total liabilities	3,456	4,070

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,703,305 shares issued, 890,606,763 shares outstanding)	1,156	1,156
Capital surplus	2,581	2,555
Retained earnings	1,076	1,959
Accumulated other comprehensive income	1,042	794
Treasury stock	(212)	(239)

Total parent company stockholders’ equity	5,643	6,225
Noncontrolling interest	74	139

Total equity	5,717	6,364

Total liabilities and equity	9,173	10,434

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2010	1,156	2,515	(304)	3,241	979	910	8,497

Stock-based compensation expense		29	33	(33)			29
Business combination						9	9
Comprehensive income (loss):
Net income (loss)				650		(495)	155
Other comprehensive income (loss), net of tax					(309)	(26)	(335)

Comprehensive income (loss)							(180)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(354)			(354)

Balance as of December 31, 2011	1,156	2,544	(271)	3,504	670	393	7,996

Stock-based compensation expense		11	32	(32)			11
Contribution of noncontrolling interest						765	765
Comprehensive income (loss):
Net loss				(1,158)		(1,030)	(2,188)
Other comprehensive income (loss), net of tax					124	16	140

Comprehensive income (loss)							(2,048)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(355)			(355)

Balance as of December 31, 2012	1,156	2,555	(239)	1,959	794	139	6,364

Stock-based compensation expense		26	27	(27)			26
Joint ventures deconsolidation					58	73	131
Comprehensive income (loss):
Net loss				(500)		(129)	(629)
Other comprehensive income (loss), net of tax					190	(5)	185

Comprehensive income (loss)							(444)
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.40 per share				(356)			(356)

Balance as of December 31, 2013	1,156	2,581	(212)	1,076	1,042	74	5,717

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2013	December 31, 2012	December 31, 2011
Cash flows from operating activities:
Net income (loss)	(629)	(2,188)	155
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	910	1,107	1,279
Other-than-temporary impairment charge and realized gains on financial assets	—	—	(318)
Gain on financial instruments, net	—	(3)	(25)
Gain on sale of businesses	(80)	—	—
Non-cash stock-based compensation	26	11	29
Other non-cash items	(113)	(65)	(151)
Deferred income tax	(48)	(80)	47
Loss on equity-method investments	122	24	28
Impairment, restructuring charges and other related closure costs, net of cash payments	145	1,303	(79)
Changes in assets and liabilities:
Trade receivables, net	(57)	35	184
Inventories	(22)	191	(59)
Trade payables	(139)	148	(384)
Other assets and liabilities, net	251	129	174

Net cash from operating activities	366	612	880

Cash flows from investing activities:
Payment for purchase of tangible assets	(543)	(492)	(1,284)
Proceeds from sale of tangible assets	12	16	26
Payment for purchase of marketable securities	—	(450)	(352)
Proceeds from sale of marketable securities	184	630	818
Proceeds from settlement of non-current marketable securities	—	—	350
Proceeds from matured short-term deposits	—	—	73
Restricted cash	—	—	(95)
Release of restricted cash	3	3	87
Net cash variation for joint ventures deconsolidation	(21)	—	—
Payment for funding of joint ventures liquidation	(15)	—	—
Payment for purchase of intangible and financial assets	(92)	(117)	(95)
Proceeds from sale of intangible and financial assets	1	15	—
Net proceeds from sale of stock received on investment divestiture	—	—	195
Proceeds received in sale of businesses	92	—	—
Payment for business acquisitions, net of cash and cash equivalents acquired	—	(1)	(10)

Net cash used in investing activities	(379)	(396)	(287)

	Twelve Months Ended
In million of U.S. dollars	December 31, 2013	December 31, 2012	December 31, 2011
Cash flows from financing activities:
Proceeds from long-term debt	477	464	3
Proceeds from short-term borrowings	145	390	333
Repurchase / repayment of issued debt	(455)	(219)	(422)
Repayment of long-term debt	(166)	(109)	(108)
Repayment of short-term borrowings	(35)	(20)	(8)
Increase (decrease) in short-term facilities	—	(7)	7
Dividends paid to stockholders	(346)	(355)	(327)
Dividends paid to noncontrolling interests	(4)	(5)	(5)
Other financing activities	(4)	(4)	(2)

Net cash from (used in) financing activities	(388)	135	(529)

Effect of changes in exchange rates	(13)	(13)	(44)

Net cash increase (decrease)	(414)	338	20

Cash and cash equivalents at beginning of the period	2,250	1,912	1,892

Cash and cash equivalents at end of the period	1,836	2,250	1,912

Supplemental cash information:
Interest paid	10	26	17
Income tax paid	23	51	83

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

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

2.1 – Principles of consolidation

The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Intercompany balances and transactions have been eliminated in consolidation. In compliance with U.S. GAAP, the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates any VIEs, for which the Company is determined to be the primary beneficiary, as described in Note 2.9.

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

2.2 – Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•

annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing on long-lived assets,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations, and

•

determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

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

For consolidation purposes, the results and financial position of the subsidiaries whose functional currency is different from the U.S. dollar are translated into the reporting currency as follows:

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

2.4 – Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated balance sheets.

2.5 – Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business. They are recognized at their billing value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records an allowance accordingly. Additionally, the Company evaluates its customers’ financial condition periodically and records an allowance for any specific account it considers as doubtful. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the charge is recognized on the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for are credited against the same line in the consolidated statements of income. When a trade accounts receivable is uncollectible, it is written-off against the allowance account for trade accounts receivable.

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

The Company performs, on a continuous basis, inventory write-offs of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Indeed, the Company evaluates its product inventory to identify obsolete or slow-selling stock and records a specific reserve if the Company estimates the inventory will eventually become obsolete. Reserve for obsolescence is estimated for excess uncommitted inventory based on the previous quarter sales, order backlog and production plans.

2.7 – Current and deferred income tax

Income tax for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each individual tax jurisdiction. Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. However deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit and loss. Deferred income tax is determined using tax rates and laws that are enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized in earnings in the period in which the law is enacted. Deferred income tax assets are recognized in full, but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, is presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in application of the new guidance relating to the presentation in the financial statements of unrecognized tax benefits when these types of tax credits or carryforward exist, as described in Note 2.24. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

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

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists of determining whether a benefit may be recognized; the assessment is based on a more-likely-than-not recognition threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. As described in Note 2.24, the unrecognized tax benefit is recorded as a reduction of a deferred tax asset to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of the tax position. The Company accrues for interest and penalties on uncertain tax liabilities reported on the consolidated balance sheets. Interests and penalties are classified as components of income tax expense in its consolidated statements of income.

2.8 – Assets held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. The assets are classified as assets held for sale when the following conditions have been met: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. Depreciation is not charged on long-lived assets classified as held for sale. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”. If the long-lived assets no longer meet the held-for-sale model, they are reported as assets held and used and thus reclassified from current assets to the line “Property, plant and equipment, net” in the consolidated balance sheets. The assets are measured at the lower of their fair value at the date of the subsequent decision not to sell and their carrying amount prior to their classification as assets held for sale, adjusted for any depreciation that would have been recognized if the long-lived assets had not been classified as assets held for sale.

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

2.10 – Intangible assets with finite useful lives

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, which include trademarks, technologies and licenses, contractual customer relationships and computer software. Amortization begins when the intangible asset is available for use and is calculated using the straight-line method to allocate the cost of the intangible assets over the estimated useful lives.

Trademarks, technologies and licenses

Separately acquired trademarks and licenses are recorded at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life which ranges from 3 to 7 years and are carried at cost less accumulated amortization and impairment losses, if any.

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

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years
Facilities and leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets held and used might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Company operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Company also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist.

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

2.13 – Provisions

In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss from a loss contingency is accrued by a charge to income when information available indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and when the amount of the loss can be reasonably estimated.

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

(b) Other post-employment obligations

The Company provides post-employment benefits to some of its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the related employees.

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

(d) Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a present obligation.

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

(f) Share-based compensation

The Company grants unvested stock awards to senior executives and selected employees for free. Until 2012, the members and professionals of the Supervisory Board received share options with an exercise price equal to the par value of the shares (Euro 1.04). The awards granted to employees vest upon completion of an average three-year service period. For certain employees, awards contingently vest upon achieving three performance conditions. The awards granted to the Supervisory Board vested unconditionally along the same vesting period as employees but were not forfeited even if the service period was not completed. The Company measures the cost of the awards based on the grant-date fair value of the shares. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. Compensation is recognized only for the awards that ultimately vest. The compensation cost is recorded through earnings against equity, under “Capital surplus” in the consolidated statements of equity. The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing to fulfill the service condition, and forfeitures following the non-completion of one or more performance conditions.

Liabilities for the Company’s portion of payroll taxes are recognized at vesting, which is the event triggering the payment of the social contributions in most of the Company’s local tax jurisdictions. Employee-related social charges are measured based on the intrinsic value of the share at vesting date.

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

2.17 – Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by stockholders and distributions to stockholders. In the accompanying consolidated financial statements, “Other comprehensive income (loss)” and “Accumulated other comprehensive income” primarily consists of temporary unrealized gains (losses) on securities classified as available-for-sale, unrealized gains (losses) on derivatives designated as cash flow hedge and the impact of recognizing the funded status of defined benefit plans, as well as foreign currency translation adjustments, net of tax.

2.18 – Revenue Recognition

Revenue is recognized as follows:

Net sales

Revenue from products sold to customers is recognized when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collection is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Company. The Company accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company records the accrued amounts as a deduction of revenue at the time of the sale.

The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products do not conform, the Company will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Company provides for such returns when they are considered probable and can be reasonably estimated. The Company records the accrued amounts as a reduction of revenue.

The Company’s insurance policy relating to product liability only covers physical and other direct damages caused by defective products. The Company carries limited insurance against immaterial non consequential damages. The Company records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions typically limit its liability to the sales value of the products which gave rise to the claims.

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

The actual and past revenues for multiple deliverable arrangements are:

In millions of U.S. dollars	2013	2012	2011
Licenses and process documentation	—	9	56
Training and support services	2	9	14

Total Revenues under Multiple Deliverable Arrangements	2	18	70

Due to the long nature of some of the payments in these agreements, some revenue is deferred until collectability is reasonably assured.

Other revenues

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

Funding

The Company receives funding mainly from governmental agencies and income is recognized when all contractual conditions for receipt of these funds are fulfilled. The Company’s primary sources for government funding are French, Italian & other European Union (“EU”) governmental entities. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

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

2.19 – Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2013, 2012 and 2011 were $11 million, $12 million and $12 million, respectively.

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

2.21 – Start-up and phase-out costs

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six-months after the fabrication line’s quality qualification. The costs of phase-outs are associated with the latest stages of facilities closure when the relevant production volumes become immaterial. Start-up costs and phase-out costs are included in “Other income and expenses, net” in the consolidated statements of income.

2.22 – Financial assets

The Company did not hold at December 31, 2013 and 2012 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets in the following categories: trading and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost, as described in Note 2.12. They are neither classified as held-for-trading nor as available-for-sale.

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

The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates. These assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market prices, the Company establishes fair value by reference to publicly available indices of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which the Company believes approximates the amount that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date. In measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs.

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

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets classified as available-for-sale is impaired. When equity securities classified as available-for-sale are determined to be other-than-temporarily impaired, the accumulated fair value adjustments previously recognized in comprehensive income are reported as a non-operating element on the consolidated statements of income on the line “Other-than-temporary impairment charge and realized gains (losses) on financial assets”. For debt securities, if a credit loss exists, but the Company does not intend to sell the impaired security and is not more likely than not to be required to sell before recovery, the impairment is separated into the estimated amount relating to credit loss, and the amount relating to all other factors of declines in fair value. Only the estimated credit loss amount is recognized currently in earnings on the line “Other-than-temporary impairment charge and realized gains (losses) on financial assets”, with the remainder of the loss amount recognized in accumulated other comprehensive income (loss). Impairment losses recognized in the consolidated statements of income are not reversed through earnings.

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

The Company documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Derivative instruments that are not designated as hedges are classified as trading financial assets, as described in Note 2.22.

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

Cash Flow Hedge

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Company also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions. As part of its ongoing operating, investing and financing activities, the Company may from time to time enter into certain derivative transactions that are designated and qualify as a cash flow hedge.

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

For derivative instruments designated as cash flow hedge, the change in fair value from the effective portion of the hedge is reported as a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line as the hedged transaction. For these derivatives, ineffectiveness appears if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transactions. Effectiveness on transactions hedged through purchased options is measured on the full fair value of the option, including time value.

When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity is immediately transferred to the consolidated statements of income within “Other income and expenses, net” if the de-designated derivative relates to operating activities. If upon de-designation, the derivative instrument is held in view to be sold with no direct relation with current operating activities, changes in the fair value of the derivative instrument following de-designation are reported as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income. If the derivative is still related to operating activities, the changes in fair value subsequent to the discontinuance continue to be reported within “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.22.

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

2.24 – Recent accounting pronouncements

(a)	Accounting pronouncements effective in 2013

In December 2011, the FASB issued new guidance on disclosures about offsetting assets and liabilities. Entities with balances presented on a net basis in the financial statements shall disclose both gross and net information about instruments and transactions eligible for offset in the consolidated balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In February 2013, the FASB issued a guidance clarifying the scope of disclosures about offsetting assets and liabilities by limiting such scope to derivatives, repurchase agreements and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting agreement. The Company adopted the new guidance in 2013 and disclosures are included in Note 23.

In February 2013, the FASB issued new guidance on reporting amounts reclassified out of accumulated other comprehensive income. The new guidance requires that the effect of significant amounts reclassified from each component of accumulated other comprehensive income be presented either in a single note or parenthetically on the face of the financial statements, based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The Company adopted the new guidance in 2013 and reported amounts reclassified out of accumulated other comprehensive income in Note 15.

In July 2013, the FASB issued guidance on how to present an unrecognized tax benefit (“UTB”) when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the new guidance, UTBs will be netted against all available same-jurisdiction losses or other tax carryforwards that would be utilized. The new guidance must be adopted prospectively, but optional retrospective adoption for all periods presented is allowed. The guidance is effective for annual and interim reporting periods beginning after December 15, 2013, with early adoption permitted. The Company early adopted the guidance as at December 31, 2013, on a prospective basis. The impact of the new guidance upon adoption was the presentation of $229 million unrecognized tax benefits against existing net operating loss carryforward available in four tax jurisdictions, reported on the line “Non-current deferred tax assets” of the consolidated balance sheet as at December 31, 2013.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In March 2013, the FASB issued new guidance on obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. An entity should recognize the respective portion of the obligation it agrees to pay among its co-obligors and assess any additional amounts it expects to pay related to amounts borrowed by its co-obligors applying the measurement principles of the contingencies model under ASC 450. Enhanced disclosures similar to those required for financial guarantees will be required for those obligations. The guidance is effective for interim and annual periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt the new guidance when effective and does not expect any significant impact of this adoption.

In March 2013, the FASB issued clarified guidance on whether, when and how to release cumulative translation adjustment (“CTA”) into earnings in various deconsolidation and consolidation transactions. Complete or substantially complete liquidation of a foreign entity is required to release CTA for transactions occurring within a foreign entity. Transactions impacting investments in the foreign entity may result in a full or partial release of CTA even though complete or substantially complete liquidation of the foreign entity has not occurred. For transactions involving step acquisitions, the CTA associated with the previous equity-method investment will be fully released when control is obtained and consolidation occurs. The guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The Company will adopt the guidance when effective.

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at December 31, 2013 and December 31, 2012 are detailed in the tables below:

In millions of U.S. dollars	December 31, 2012	Purchase	Sale	Change in fair value included in OCI* for available- for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	December 31, 2013
Debt securities issued by the U.S. Treasury	150	—	(150)	—	—	—	—
Senior debt Floating Rate Notes issued by financial institutions	88	—	(34)	—	—	3	57
Total	238	—	(184)	—	—	3	57

*	Other Comprehensive Income

In millions of U.S. dollars	December 31, 2011	Purchase	Sale	Change in fair value included in OCI* for available- for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	December 31, 2012
Debt securities issued by the U.S. Treasury	100	450	(400)	—	—	—	150
Debt securities issued by foreign governments	81	—	(81)	—	—	—	—
Fixed rate debt securities issued by financial institutions	27	—	(25)	—	—	(2)	—
Senior debt Floating Rate Notes issued by financial institutions	205	—	(124)	6	1	—	88
Total	413	450	(630)	6	1	(2)	238

*	Other Comprehensive Income

The U.S. Treasury Bills amounting to $150 million as of December 31, 2012 were sold in 2013. They were rated Aaa by Moody’s as at December 31, 2012. The change in fair value of these marketable securities was not material as at December 31, 2012. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponded to a Level 1 fair value measurement hierarchy.

All securities were classified as available-for-sale and recorded at fair value, with changes in fair value recognized as a separate component of the consolidated statements of comprehensive income, except for those declines deemed to be other-than-temporary.

Only two investment positions in Senior debt Floating Rate Notes, with an average rating of Baa2/A-/A, were outstanding as at December 31, 2013, with a duration of 0.05 year. Due to the short duration before maturity, the value of the securities as at December 31, 2013 corresponded to par value; no credit loss was identified on these instruments and the cumulative change in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity was not material as at December 31, 2013. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a Level 1 fair value measurement hierarchy. The aggregate amortized cost basis of these securities totalled $57 million and $89 million as at December 31, 2013 and December 31, 2012, respectively.

As at December 31, 2011, the Company held $5 million in Euro-denominated senior unsecured bonds issued by Lehman Brothers, for an original investment of Euro 15 million. Those debt securities were sold in 2012, generating cash proceeds totalling $5 million. The gain, which was not material, was reported on the line “Gain on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2012.

The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2013, since they represented investments of funds available for current operations.

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2013	December 31, 2012
Trade accounts receivable	1,058	1,015
Allowance for doubtful accounts	(9)	(10)
Total	1,049	1,005

Bad debt expense in 2013, 2012, and 2011 was $2 million, $1 million and $1 million, respectively. In 2013 and 2012 none of the customers represented over 10% of consolidated net revenues while in 2011, one customer, the Nokia group of companies, represented 10.4% of consolidated net revenues.

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at December 31, 2013 and 2012, trade accounts receivable were sold without recourse for $56 million and $127 million respectively. Such factoring transactions totaled respectively $570 million and $1,143 million for the years 2013 and 2012, with a financial cost totaling $2 million, $4 million and $3 million respectively for the years 2013, 2012 and 2011, reported on the line “Interest expense, net” on the consolidated statement of income.

5.	INVENTORIES

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

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

	December 31, 2013	December 31, 2012
Raw materials	84	78
Work-in-process	885	941
Finished products	367	334
Total	1,336	1,353

6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2013	December 31, 2012
Receivables from government agencies	127	156
Taxes and other government receivables	56	68
Advances	46	84
Prepayments	54	74
Loans and deposits	13	15
Interest receivable	1	1
Derivative instruments	43	36
Receivables from equity-method investments	8	16
Other current assets	41	68
Total	389	518

Derivative instruments are further described in Note 23.

7.	GOODWILL

Goodwill allocated to reportable segments as of December 31, 2013 and 2012 and changes in the carrying amount of goodwill during the years ended December 31, 2013 and 2012 are as follows:

	Sense & Power and Automotive (SP&A)	Embedded Processing Solutions (EPS)	Others	Total
December 31, 2011	11	1,043	5	1,059
Business Combinations	1	—	—	1
Foreign currency translation	—	3	—	3
Impairment loss	—	(922)	—	(922)
December 31, 2012	12	124	5	141
Sale of business	—	—	(5)	(5)
Re-classification to AHFS	(10)	—	—	(10)
Foreign currency translation	—	2	—	2
Impairment loss	—	(38)	—	(38)
December 31, 2013	2	88	—	90

Goodwill as at December 31, 2013 is net of accumulated impairment losses of $1,024 million, of which $1,018 million relates to the EPS segment and $6 million relates to the segment “Others”. Goodwill as at December 31, 2012 is net of accumulated impairment losses of $986 million, of which $980 million relates to the EPS segment and $6 million relates to the segment “Others”.

In 2012, the Company recorded on Wireless goodwill an impairment loss totalling $922 million.

During the third quarter of 2013, the Company performed its annual impairment campaign. The Company did not elect to perform a qualitative assessment on any of its tested reporting units. The impairment test was conducted following a two-step process. In the first step, the Company compared the fair value of the reporting unit to its carrying value. Based upon the first step of the goodwill impairment test, no impairment was recorded for the AMS (part of SP&A) and MMS (part of EPS) reporting units since the fair value of the reporting units exceeded their carrying values. However, based upon step one, it was necessary to conduct the second step of the impairment test for the DCG reporting unit whose estimated fair value was lower than its carrying value. Before performing the second step of the goodwill impairment test, the dedicated long-lived assets of DCG were tested for impairment. The result was that all dedicated intangible assets, amounting to $18 million, were fully impaired due to the negative cash flow projected over their remaining useful life. Regarding the tangible fixed assets, their fair value was essentially equal to their carrying value. The second step of the goodwill impairment test required a determination of the implied fair value of goodwill in a manner similar to a purchase price allocation exercise, and therefore to determine the fair value of all assets and liabilities of the DCG reporting unit. These fair values are considered only to determine the impairment charge but are not booked. In determining the fair value of the DCG reporting unit, the Company used an estimate of the expected discounted future cash flows associated with the reporting unit on the basis of a plan that included management’s best estimate about future developments and scenarios of the reporting unit. No other unrecorded intangible assets have been identified and the implied fair value of goodwill is nil leading to an impairment charge for the third quarter of 2013 of $38 million. In summary, as a result of the impairment campaign, a non-cash impairment of $18 million relating to the dedicated intangible assets of the DCG reporting unit and a non-cash impairment of $38 million relating to the remaining goodwill of the DCG reporting unit were recorded.

Veredus, a 67% investment of the Company, has been classified as Assets held for sale as of December 31, 2013. Consequently, Veredus goodwill, belonging to the SP&A segment, was re-classified to Assets held for sale for $10 million as of December 31, 2013. On January 13, 2014, the Company sold a 50% stake in Veredus shares to a third party investor.

8.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2013	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	616	(484)	132
Contractual customer relationships	5	(5)	—
Purchased software	338	(290)	48
Construction in progress	37	—	37
Other intangible assets	62	(62)	—

Total	1,058	(841)	217

December 31, 2012	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	742	(630)	112
Contractual customer relationships	13	(11)	2
Purchased software	356	(312)	44
Construction in progress	39	—	39
Other intangible assets	104	(88)	16

Total	1,254	(1,041)	213

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The line “Other intangible assets” consists primarily of internally developed software. The amortization expense on capitalized software costs in 2013, 2012 and 2011 was $17 million, $38 million and $33 million, respectively.

During the third quarter of 2013, an impairment test was performed on the DCG reporting unit, as detailed in Note 7. Prior to conducting the impairment test on goodwill, the Company evaluated the recoverability of the long-lived assets dedicated to the DCG reporting unit, including acquired technologies and capitalized software. Recoverability of these intangible assets was assessed based on the undiscounted future cash flows expected to result from their use. Based on management’s best estimates about future developments and scenarios of the DCG reporting unit, as well as assumptions on alternative future use, the Company concluded that the undiscounted future cash flows were less than the carrying value. Therefore, these intangible assets were considered to be impaired. The amount of the impairment loss was measured as the difference between the carrying amount of these assets and the fair value based on a discounted cash flow approach. The impairment on intangible assets totaled $18 million and was composed of $17 million impairment on acquired technologies and $1 million impairment on capitalized software.

Veredus, a 67% investment of the Company, has been classified as Assets held for sale as of December 31, 2013. Consequently, Veredus intangibles were re-classified to Assets held for sale for $11 million as of December 31, 2013. On January 13, 2014, the Company sold a 50% stake in Veredus shares to a third party investor.

The amortization expense in 2013, 2012 and 2011 was $72 million, $177 million and $211 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2014	64
2015	55
2016	45
2017	26
2018	13
Thereafter	14
Total	217

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2013	Gross Cost	Accumulated Depreciation	Net Cost
Land	94	—	94
Buildings	987	(429)	558
Facilities & leasehold improvements	3,218	(2,826)	392
Machinery and equipment	14,684	(12,728)	1,956
Computer and R&D equipment	463	(414)	49
Other tangible assets	137	(121)	16
Construction in progress	91	—	91

Total	19,674	(16,518)	3,156

December 31, 2012	Gross Cost	Accumulated Depreciation	Net Cost
Land	93	—	93
Buildings	966	(395)	571
Facilities & leasehold improvements	3,151	(2,649)	502
Machinery and equipment	14,553	(12,363)	2,190
Computer and R&D equipment	504	(451)	53
Other tangible assets	165	(145)	20
Construction in progress	52	—	52

Total	19,484	(16,003)	3,481

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, Machinery and equipment and Other tangible assets include assets acquired under capital lease. The Net Cost of Assets under capital lease for the years ended December 31, 2013 and 2012 was $1 million and $3 million, respectively.

The depreciation charge in 2013, 2012 and 2011 was $838 million, $930 million and $1,068 million, respectively.

Capital investment funding has totaled $3 million for the year ended December 31, 2013, $1 million for the year ended December 31, 2012 and $11 million for the year ended December 31, 2011. Public funding reduced depreciation charges by $6 million, $10 million and $12 million in 2013, 2012 and 2011, respectively.

For the years ended December 31, 2013, 2012 and 2011 the Company made equipment sales for cash proceeds of $12 million, $16 million and $26 million, respectively.

10.	LONG-TERM INVESTMENTS

	December 31, 2013	December 31, 2012
Equity-method investments	63	106
Cost-method investments	13	13

Total	76	119

Equity-method investments

Equity-method investments as at December 31, 2013 and December 31, 2012 were as follows:

In millions of U.S. dollars, except percentages	December 31, 2013		December 31, 2012
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson AT SA	—	—	9	49.0%
ST-Ericsson SA	50	50.0%	—	—
3Sun S.r.l.	13	33.3%	91	33.3%
MicroOLED SAS	—	39.6%	6	39.6%

Total	63		106

ST-Ericsson AT SA (“JVD”) and ST-Ericsson SA (“JVS”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in both ST-Ericsson Holding AG (parent of “JVS” group of companies) and ST-Ericsson AT Holding AG (parent of “JVD” group of companies) in which the Company owned respectively 50% plus a controlling share and 50% less a controlling share held by Ericsson. In 2010, ST-Ericsson Holding AG and ST-Ericsson AT Holding AG were merged in ST-Ericsson SA and ST-Ericsson AT SA respectively.

The Company evaluated that both JVS and JVD were variable interest entities. The Company determined that it controlled JVS and therefore consolidated JVS, but that it was not the primary beneficiary of JVD and therefore accounted for its investment in JVD under the equity-method.

On August 2, 2013, the Company sold its JVD shares to Ericsson for the value of its equity investment in JVD ($4 million), leading to the de-recognition of its equity investment in JVD.

On September 9, 2013, the Company sold 1 JVS share to Ericsson for its nominal value changing the ownership structure of JVS to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of JVS and as such JVS was deconsolidated from the Company’s financial statements. The deconsolidation of JVS did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. Due to the loss pick-up recognized during the fourth quarter 2013, the value of the investment amounted to $50 million as of December 31, 2013. In addition, the Company and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2013.

Before the deconsolidation of JVS, certain assets and companies of the JVS group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

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

In 2013, the Company participated for €19 million in 3Sun’s equity increase, out of which €9 million as a loan conversion to equity.

Taking into consideration the latest business developments, the generated losses and its current financial situation, 3Sun recorded in the second quarter of 2013 an impairment charge of €159 million in addition to its operating losses, out of which $69 million was recognized by the Company. For the year 2013, the line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $35 million related to 3Sun, in addition to the $69 million of impairment. As of December 31, 2013, the Company’s maximum exposure to loss as a result of its involvement with 3Sun was limited to its equity-method investment amounting to $13 million and a shareholder’s loan amounting to $17 million and, under certain conditions, to participate to a share capital increase up to €7 million.

MicroOLED S.A.S. (“MicroOLED”)

In the third quarter 2012, the Company invested approximately $7 million in shares of MicroOLED, obtaining 39.6% of the voting rights. MicroOLED is based in Grenoble, France and develops OLED micro-displays. The Company has determined that $4 million out of the total value of its investment is a basis difference created by the identification of technology intangibles in MicroOLED. The Company accounts for its share of results in MicroOLED with a quarter lag. Due to the uncertainty associated with the ability of MicroOLED to continue as a going concern, the full residual value of the investment amounting to $4.1 million was impaired during the third quarter of 2013.

The summarized financial information of the Company’s equity-method investments as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 is presented below:

In millions of U.S. dollars	December 31, 2013	December 31, 2012
Current assets	266	121
Non-current assets	287	573
Current liabilities	178	168
Non-current liabilities	249	297

In millions of U.S. dollars	2013	2012	2011
Total revenues	282	422	255
Operating income (loss)	(271)	(51)	(10)
Net income (loss)	(282)	(103)	(11)

Cost-method investments

Cost-method investments as at December 31, 2013 and 2012 are equity securities with no readily determinable fair value. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in 2013 and currently has no requirement or intent to provide further financial support to the joint venture.

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2013	December 31, 2012
Available-for-sale equity securities	11	10
Trading equity securities	8	8
Long-term State receivables	513	470
Long-term receivables from third parties	7	2
Long-term loans to affiliates	17	28
Prepaid for pension	10	5
Deposits and other non-current assets	34	37

Total	600	560

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

12.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2013	December 31, 2012
Employee related liabilities	383	397
Employee compensated absences	128	127
Taxes other than income taxes	85	71
Advances	32	45
Payables to equity-method investments	81	45
Obligations for capacity rights	3	1
Derivative instruments	4	1
Provision for restructuring	65	75
Current portion of pension	12	16
Royalties	37	39
Others	107	125

Total	937	942

The terms of the agreement for the inception of Numonyx, a company created in 2007 from the Company’s and Intel’s flash memory business key assets and sold in 2010 to Micron Technology Inc., included rights granted to

Numonyx to use certain assets retained by the Company. As at December 31, 2013 and 2012 the value of such rights totaled $6 million and $14 million respectively, of which $3 million and $1 million respectively were reported as current liabilities.

Derivative instruments are further described in Note 23.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2013 and December 31, 2012.

13.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2013	December 31, 2012
Funding program loans from European Investment Bank:
0.26% due 2014, floating interest rate at Libor + 0.017%	20	40
0.26% due 2015, floating interest rate at Libor + 0.026%	19	28
0.29% due 2016, floating interest rate at Libor + 0.052%	58	77
0.56% due 2016, floating interest rate at Libor + 0.317%	77	103
0.46% due 2016, floating interest rate at Libor + 0.213%	86	114
1.34% due 2020, floating interest rate at Libor + 1.099%	87	100
1.20% due 2020, floating interest rate at Libor + 0.956%	193	221
1.04% due 2020, floating interest rate at Euribor + 0.817%	121	132
0.88% due 2021, floating interest rate at Libor + 0.525%	240	—
0.92% due 2021, floating interest rate at Libor + 0.572%	231	—
Other funding program loans:
0.55% (weighted average), due 2014-2018, fixed interest rate	5	7
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	10	12
0.67% (weighted average), due 2018, fixed interest rate	2	—
0.87% (weighted average), due 2020, fixed interest rate	3	—
Capital leases:
5.95% (weighted average), due 2015-2017, fixed interest rate	1	5
Senior Bonds:
0.58%, due 2013, floating interest rate at Euribor + 0.40%	—	462

Total long-term debt	1,153	1,301
Less current portion	(225)	(630)

Total long-term debt, less current portion	928	671

Long-term debt is denominated in the following currencies:

	December 31, 2013	December 31, 2012
U.S. dollar	1,012	689
Euro	141	612
Total	1,153	1,301

The European Investment Bank’s loans denominated in Euros, but drawn in U.S. dollars, are classified as U.S. dollar-denominated debt.

Aggregate future maturities of total long-term debt outstanding (including current portion) are as follows:

December 31, 2013
2014	225
2015	205
2016	195
2017	119
2018	117
Thereafter	292

Total	1,153

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which matured on March 17, 2013, were paying a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In 2010, the Company repurchased 74 thousand bonds for a total cash consideration of $98 million. In 2011, the Company repurchased around 76 thousand bonds for a total cash consideration of $107 million. The repurchased bonds have been cancelled in accordance with their terms. The residual portion of the floating rate senior bonds outstanding was repaid on March 17, 2013 with available cash.

Credit facilities

The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $730 million as of December 31, 2013. The Company also has four committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on December 6, 2006 for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $97 million remained outstanding as at December 31, 2013. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $163 million remained outstanding as at December 31, 2013. The third one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $401 million remained outstanding as at December 31, 2013. The fourth, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, all of which remained outstanding as at December 31, 2013.

14.	POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of December 31, 2013, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Change in benefit obligation:

Benefit obligation at beginning of year	901	794	63	52
Service cost	37	40	8	9
Interest cost	28	31	2	3
Employee contributions	5	6	—	—
Benefits paid	(19)	(21)	(4)	(3)
Effect of curtailment	(3)	—	(2)	—
Effect of settlement	(32)	(31)	—	—
Actuarial (gain) loss	(92)	58	—	2
Transfer in	12	70	1	3
Transfer out	(12)	(70)	(1)	(3)
Acquisition / change in scope	9	—	1	—
Plan amendment	5	4	—	—
ST-Ericsson deconsolidation	(49)	—	(4)	—
Foreign currency translation adjustment	17	20	1	—
Benefit obligation at end of year	807	901	65	63

Change in plan assets:

Plan assets at fair value at beginning of year	422	378	—	—
Expected return on plan assets	18	18	—	—
Employer contributions	29	34	—	—
Employee contributions	5	6	—	—
Benefits paid	(9)	(11)	—	—
Effect of settlement	(25)	(30)	—	—
Actuarial gain (loss)	14	17	—	—
Transfer in	8	40	—	—
Transfer out	(8)	(40)	—	—
Foreign currency translation adjustments	5	10	—	—
ST-Ericsson deconsolidation	(11)	—	—	—
Plan assets at fair value at end of year	448	422	—	—

Funded status	(359)	(479)	(65)	(63)

Net amount recognized in the balance sheet consisted of the following:

Non-current assets	10	5	—	—
Current liabilities	(12)	(16)	(5)	(3)
Long-term liabilities	(357)	(468)	(60)	(60)
Net amount recognized	(359)	(479)	(65)	(63)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Other comprehensive loss as at December 31, 2011	175	10	185
Net amount generated/arising in current year	43	4	47
Amortization	(14)	(5)	(19)
Foreign currency translation adjustment	5	—	5
Other comprehensive loss as at December 31, 2012	209	9	218
Net amount generated/arising in current year	(105)	5	(100)
Amortization	(15)	(5)	(20)
Foreign currency translation adjustment	2	—	2
Other comprehensive loss as at December 31, 2013	91	9	100

In 2014, the Company expects to amortize $2 million of actuarial losses and $1 million of past service cost.

The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Accumulated benefit obligations	717	779	51	49

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Service cost	37	40	34	8	9	8
Interest cost	28	31	33	2	3	3
Expected return on plan assets	(18)	(18)	(20)	—	—	—
Amortization of actuarial net loss (gain)	11	12	6	—	2	(5)
Amortization of prior service cost	5	5	1	—	—	—
Effect of settlement	1	—	(1)		—	—
Effect of curtailment	—	—	—	(2)	—	—

Net periodic benefit cost	64	70	53	8	14	6

The weighted average assumptions used in the determination of the benefit obligation and the plan assets for the pension plans and the other long-term benefits were as follows:

Assumptions	December 31, 2013	December 31, 2012
Discount rate	3.83%	3.43%
Salary increase rate	2.82%	2.92%
Expected long-term rate of return on funds for the pension expense of the year	4.88%	4.43%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Discount rate	3.43%	4.14%	4.68%
Salary increase rate	2.92%	2.99%	3.13%
Expected long-term rate of return on funds for the pension expense of the year	4.43%	4.57%	4.99%

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

The Company’s pension plan asset allocation at December 31, 2013 and at December 31, 2012 is as follows:

	Percentage of Plan Assets at December
Asset Category	2013	2012
Equity securities	43%	37%
Bonds securities remunerating interest	30%	31%
Real estate	2%	2%
Other	25%	30%
Total	100%	100%

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2013 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	7	7	—	—
Equity securities	192	7	185	—
Government debt securities	12	12	—	—
Corporate debt securities	122	4	118	—
Investment funds	1	1	—	—
Real estate	9	—	5	4
Other (mainly insurance assets – contracts and reserves)	105	—	—	105
TOTAL	448	31	308	109

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2012 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	5	5	—	—
Equity securities	156	9	147	—
Government debt securities	13	12	1	—
Corporate debt securities	119	4	115	—
Investment funds	7	1	3	3
Real estate	9	—	5	4
Other (mainly insurance assets – contracts and reserves)	113	—	—	113
TOTAL	422	31	271	120

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and December 31, 2013 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2013	120
Contributions (employer and employee)	15
Benefits paid	(2)
Settlements	(23)
ST-Ericsson deconsolidation	(4)
Foreign currency translation adjustment	3

December 31, 2013	109

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

The Company’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction. The Company’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation with reasonable boundaries. This was the case for year-end 2013. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company’s asset portfolios are managed in such a way as to achieve adapted diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Company does not manage any assets internally.

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $29 million and $34 million in 2013 and 2012 respectively and the Company expects to contribute cash of $26 million in 2014.

The Company’s estimated future benefit payments as of December 2013 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2014	29	5
2015	21	9
2016	20	4
2017	34	4
2018	31	5
From 2019 to 2023	211	28

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $19 million both as of December 31, 2013 and 2012. The annual cost of these plans amounted to approximately $89 million, $94 million and $98 million in 2013, 2012 and 2011, respectively. The benefits accrued to employees on a pro-rata basis, during their employment period, are based on the individuals’ salaries.

15.	SHAREHOLDERS’ EQUITY

15.1	Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2013 the number of shares of common stock issued was 910,703,305 shares (910,559,805 at December 31, 2012).

As of December 31, 2013 the number of shares of common stock outstanding was 890,606,763 (887,953,202 at December 31, 2012).

15.2	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2007, an option agreement was concluded between the Company and Stichting Continuïteit ST. This option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company, its shareholders and other stakeholders. The preference shares may remain outstanding for no longer than two years. There were no preference shares issued as of December 31, 2013.

15.3	Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 29,520,220 shares in 2008, also reflected at cost, as a reduction of the parent company stockholders’ equity.

As of December 31, 2013, the Company owned a number of treasury shares equivalent to 20,096,542.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of December 31, 2013, 22,823,678 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 2,510,061 in the year ended December 31, 2013.

15.4	Stock option plans

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

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options could be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options vest thirty days after the date of grant and expire ten years after the date of grant.

A summary of the stock option activity for the plans for the three years ended December 31, 2013, 2012 and 2011 follows:

		Exercise Price Per Share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2010	35,296,895	$16.73-$39.00	$27.17

Options forfeited	(8,843,743)	$17.08-$39.00	$35.11
Outstanding at December 31, 2011	26,453,152	$16.73-$33.70	$24.51

Options forfeited	(9,762,680)	$17.08-$33.70	$30.50
Outstanding at December 31, 2012	16,690,472	$16.73-$27.21	$21.00

Options forfeited	(8,400,221)	$16.73-$27.21	$19.39
Outstanding at December 31, 2013	8,290,251	$16.73-$27.21	$22.64

The weighted average remaining contractual life of options outstanding as of December 31, 2013, 2012 and 2011 was 0.3, 0.8 and 1.2 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2013 were as follows:

Number of shares	Option price Range	Weighted average exercise price	Weighted average remaining contractual life (years)
1,900	$25.90-$27.21	$27.21	0.01
8,188,365	$19.18-$22.83	$22.71	0.32
99,986	$16.73-$17.08	$17.03	0.72

15.5	Unvested share awards for the Supervisory Board

On an annual basis and until the year 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) used to grant stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board (“The Supervisory Board Plan”). The awards were granted at the nominal value of the share of €1.04 (exercise price of the option). The options granted under the Supervisory Board Plan vest and become exercisable immediately, while the shares resulting from these awards vest and therefore become available for trade evenly over three years (one third every year), with no market, performance or service conditions.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of grant	Options granted and vested	Options waived at grant
2005	66,000	(15,000)
2006	66,000	(15,000)
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2012 and December 31, 2013 is presented below:

Year of grant	Outstanding as of 31.12.2011	Granted and vested	Waived at grant	Exercised	Expired/ Cancelled	Outstanding as of 31.12.2012	Exercised	Expired / Cancelled	Outstanding as of 31.12.2013	Shares corresponding to exercised option not yet available for trade as of 31.12.2013
2005	34,115	—	—	—	—	34,115	(3,000)	—	31,115	—
2006	33,000	—	—	—	—	33,000	(3,000)	—	30,000	—
2007	82,500	—	—	—	—	82,500	(22,500)	—	60,000	—
2008	85,000	—	—	—	—	85,000	(10,000)	—	75,000	—
2009	95,000	—	—	—	—	95,000	(20,000)	—	75,000	—
2010	107,500	—	—	—	—	107,500	(25,000)	—	82,500	—
2011	142,500	—	—	—	—	142,500	(25,000)	—	117,500	—
2012	—	180,000	(22,500)	—	—	157,500	(35,000)	—	122,500	10,000

The total intrinsic value of options exercised during the year 2013 amounted to $1 million.

At the Company’s Annual General Meeting of Shareholders held on 21 June 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

15.6	Unvested share awards for the employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for free under the Employee Plan. Until 2012 all the awards were subject to completion of the performance conditions. Starting from 2013, there are two types of unvested shares: (1) shares granted to employees, vesting independently on the performance conditions and (2) shares granted to senior executives, whose vesting is subject to three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of cash flow compared with budget), each weighting for one third of the total number of awards granted. All the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant (for awards granted until the end of 2012 under the French Subplan 64% vest as of the second anniversary of the grant and 36% as of the third anniversary). In addition, in 2012 there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 22, 2010	2010 Employee Plan	6,344,725	—	(2,076,448)
December 17, 2010	2010 Employee Plan	221,650	—	(73,524)
July 25, 2011	2011 Employee Plan	5,881,630	—	(5,824,445)
November 14, 2011	2011 Employee Plan	95,000	—	(91,540)
May 30, 2012	2012 CEO Special Bonus	100,862	—	—
July 23, 2012	2012 Employee Plan	6,216,285	(2,400)	(1,991,558)
December 21, 2012	2012 Employee Plan	304,480	—	(100,373)
July 22, 2013	2013 Employee Plan	5,750,730	—	(*)
December 18, 2013	2013 Employee Plan	659,515	—	(*)
December 27, 2013	2013 Employee Plan	1,800	—	—

(*)	As at December 31, 2013, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the unvested share activity by plan for the year ended December 31, 2013 is presented below:

Unvested Shares	Outstanding as at December 31, 2012	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Outstanding as at December 31, 2013
2010 Employee Plan	1,485,836	—	(21,180)	—	(1,464,656)	—
2012 CEO Special Bonus	100,862	—	—	—	(33,621)	67,241
2012 Employee Plan	6,473,520	—	(219,711)	(2,091,931)	(1,009,339)	3,152,539
2013 Employee Plan	—	6,412,045	(30,280)	—	(2,445)	6,379,320
Total	8,060,218	6,412,045	(271,171)	(2,091,931)	(2,510,061)	9,599,100

The grant date fair value of unvested shares granted to employees under the 2010 Employee Plan was $8.74. For the 2010 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 26, 2011, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2010 Employee Plan reflects the statement that two thirds of the awards granted fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to employees under the 2011 Employee Plan was $9.08. For the 2011 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 23, 2012, the Compensation Committee approved the statement that none of the three performance conditions were met. Consequently, the compensation expense recorded on the 2011 Employee Plan was reversed in the income statement for the year ended December 31, 2012.

The grant date fair value of unvested shares granted to the CEO under the 2012 CEO Special Bonus Plan was $6.32. On the 2012 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2012 Employee Plan was $4.87. For the 2012 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 11, 2013, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2012 Employee Plan reflects the statement that two thirds of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to employees under the 2013 Employee Plan was $9.55. On the 2013 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. Moreover, for the portion of the shares subject to performance conditions (3,004,475 shares) the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2013, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that two thirds of the awards subject to performance conditions are expected to vest. Consequently, the compensation expense recorded for the 2013 Employee Plan reflects the vesting of two third of the awards granted with performance conditions, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2014.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively:

	December 31, 2013	December 31, 2012	December 31, 2011
Cost of sales	5	2	5
Selling, general and administrative	13	6	16
Research and development	8	3	8
Total pre-payroll tax and social contribution compensation	26	11	29

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at December 31, 2013, $1 million at December 31, 2012 and $2 million at December 31, 2011. As of December 31, 2013 there was $42 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 10 months.

The total deferred income tax expense recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $5 million and $2 million for the years ended December 31, 2013 and 2012, respectively. The total deferred income tax benefit recognized in the consolidated statement of income related to unvested share-based compensation expense amounted to $7 million for the year ended December 31, 2011.

15.7	Accumulated other comprehensive income (loss) attributable to parent company stockholders

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2013, 2012 and 2011:

	Cash Flow Hedges	Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2010	61	26	(88)	969	968

Cumulative tax impact	—	(4)	15	—	11

December 31, 2010, net of tax	61	22	(73)	969	979

OCI before reclassifications	(15)	—	(81)	(101)	(197)
Amounts reclassified from AOCI	(110)	(33)	3	—	(140)
OCI for the year ended December 31, 2011	(125)	(33)	(78)	(101)	(337)
Cumulative tax impact	9	1	18	—	28
OCI for the year ended December 31, 2011, net of tax	(116)	(32)	(60)	(101)	(309)

December 31, 2011	(64)	(7)	(166)	868	631

Cumulative tax impact	9	(3)	33	—	39

December 31, 2011, net of tax	(55)	(10)	(133)	868	670

OCI before reclassifications	28	6	(57)	64	41
Amounts reclassified from AOCI	62	—	18	—	80
OCI for the year ended December 31, 2012	90	6	(39)	64	121
Cumulative tax impact	(11)	—	14	—	3
OCI for the year ended December 31, 2012, net of tax	79	6	(25)	64	124

December 31, 2012	26	(1)	(205)	932	752

Cumulative tax impact	(2)	(3)	47	—	42

December 31, 2012, net of tax	24	(4)	(158)	932	794

OCI before reclassifications	40	2	80	104	226
Amounts reclassified from AOCI	(28)	—	14	—	(14)
Impact of ST-Ericsson deconsolidation	—	—	11	49	60
OCI for the year ended December 31, 2013	12	2	105	153	272
Cumulative tax impact	(3)	3	(24)	—	(24)
OCI for the year ended December 31, 2013, net of tax	9	5	81	153	248

December 31, 2013	38	1	(100)	1,085	1,024

Cumulative tax impact	(5)	—	23	—	18

December 31, 2013, net of tax	33	1	(77)	1,085	1,042

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2013, 2012 and 2011 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2013	Amounts reclassified from AOCI in the year ended December 31, 2012	Amounts reclassified from AOCI in the year ended December 31, 2011	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	16	(39)	65	Cost of sales
Foreign exchange derivative contracts	3	(5)	8	Selling, general and administrative
Foreign exchange derivative contracts	14	(27)	44	Research and development
Foreign exchange derivative contracts	—	—	6	Gain (loss) on financial instruments, net
	(4)	12	(11)	Income tax expense

	29	(59)	112	Net of tax

Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	(1)	(1)	—	Cost of sales
Amortization of actuarial gains (losses)	(5)	(6)	—	Selling, general and administrative
Amortization of actuarial gains (losses)	(6)	(7)	(1)	Research and development
Amortization of prior service cost	—	—	—	Cost of sales
Amortization of prior service cost	(1)	(1)	—	Selling, general and administrative
Amortization of prior service cost	(4)	(4)	(1)	Research and development
	5	6	1	Income tax benefit

	(12)	(13)	(1)	Net of tax

Gains (Losses) on Available-For-Sale Securities
Available-For-Sale Securities	—	—	47	OTTI and realized gains on financial assets
Available-For-Sale Securities	—	—	(14)	Gain (loss) on financial instruments, net
	—	—	—	Income tax expense

	—	—	33	Net of tax

Total reclassifications for the year	17	(72)	144

Attributable to noncontrolling interest	(2)	5	(11)

Attributable to the Company’s stockholders	15	(67)	133

15.8	Noncontrolling interest

The noncontrolling interest was as follows:

Balance as of December 31, 2010	910
Business combination	9
Comprehensive income (loss):
Net income (loss)	(495)
Unrealized gains (losses) on derivatives, net of tax	(10)
Other components of other comprehensive income (loss), net of tax	(16)
Other comprehensive income (loss), net of tax	(26)
Comprehensive income (loss)	(521)
Dividends to noncontrolling interest	(5)
Balance as of December 31, 2011	393
Contribution of noncontrolling interest	765
Comprehensive income (loss):
Net loss	(1,030)
Unrealized gains (losses) on derivatives, net of tax	10
Other components of other comprehensive income (loss), net of tax	6
Other comprehensive income (loss), net of tax	16
Comprehensive income (loss)	(1,014)
Dividends to noncontrolling interest	(5)
Balance as of December 31, 2012	139
Joint ventures deconsolidation	73
Comprehensive income (loss):
Net loss	(129)
Unrealized gains (losses) on derivatives, net of tax	(3)
Other components of other comprehensive income (loss), net of tax	(2)
Other comprehensive income (loss), net of tax	(5)
Comprehensive income (loss)	(134)
Dividends to noncontrolling interest	(4)
Balance as of December 31, 2013	74

In December 2012 both parents decided to forgive their respective loans to ST-Ericsson. The Ericsson part of the loan forgiven was recorded as a contribution of noncontrolling interest.

15.9	Dividends

The Extraordinary General Meeting of Shareholders held on December 2, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2013 and $0.10 in the first quarter of 2014, to be paid in December 2013 and March 2014, respectively. The first payment, totaling $89 million, was executed in December 2013. The remaining $0.10 per share cash dividend to be paid in the first quarter of 2014 totaled $89 million and was reported as “Dividends payable to stockholders” on the consolidated balance sheet as at December 31, 2013.

The Annual General Meeting of Shareholders held on June 21, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2013 and $0.10 in the third quarter of 2013, to be paid in June and September of 2013, respectively. The first payment for Euronext Paris and Borsa Italiana, amounting to $75 million, was executed in the second quarter of 2013. The first payment for the New York Stock Exchange which was executed in July 2013 and the remaining $0.10 per share cash dividend, totaling $93 million, was paid in the third quarter of 2013.

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

In 2011 the cash dividend was $0.40 per share for a total amount paid of $354 million.

16.	EARNINGS PER SHARE

For the years ended December 31, 2013, 2012 and 2011, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Basic EPS
Net income (loss) attributable to parent company	(500)	(1,158)	650
Weighted average shares outstanding	889,541,922	886,699,953	883,619,377
Basic EPS	(0.56)	(1.31)	0.74

Diluted EPS
Net income (loss) attributable to parent company	(500)	(1,158)	650
Convertible debt interest	—	—	5
Net income (loss) attributable to parent company adjusted	(500)	(1,158)	655

Weighted average shares outstanding	889,541,922	886,699,953	883,619,377
Dilutive effect of unvested shares	—	—	3,771,729
Dilutive effect of convertible debt	—	—	17,073,640
Number of shares used in calculating diluted EPS	889,541,922	886,699,953	904,464,746

Diluted EPS	(0.56)	(1.31)	0.72

In 2013 and 2012, if the Company had reported income, outstanding stock options would have included anti-dilutive shares totalling approximately 8,290,251 shares and 16,690,472 shares, respectively. In 2011 outstanding stock options included anti-dilutive shares totalling approximately 26,453,152 shares.

17.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Research and development funding	57	102	128
Phase-out and start-up costs	(4)	—	(8)
Exchange gain, net	8	5	8
Patent costs	(40)	(20)	(28)
Gain on sale of businesses and non-current assets	83	9	15
Other, net	(9)	(5)	(6)

Total	95	91	109

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

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 23.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets is mostly related to the sale of businesses and non-current assets associated with the Global Navigation Satellite System (GNSS) and with the sale of Portland Compiler Group (PGI), both realized in the third quarter of 2013.

18.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2013, 2012, and 2011 are summarized as follows:

Year ended December 31, 2013	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
ST-Ericsson restructuring plans	—	(6)	(3)	(9)
ST-Ericsson exit	(17)	(69)	—	(86)
Digital restructuring plan	(2)	(1)	(2)	(5)
$600-650 million net opex plan	—	(88)	—	(88)
Manufacturing consolidation	(29)	(8)	—	(37)
Annual impairment test	(56)	—	—	(56)
Assets held for sale impairment	(5)	—	—	(5)
Other restructuring initiatives	—	(6)	—	(6)

Total	(109)	(178)	(5)	(292)

Year ended December 31, 2012	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	(21)	—	(2)	(23)
ST-Ericsson restructuring plan	—	(1)	—	(1)
ST-Ericsson cost savings plan	—	(10)	(10)	(20)
ST-Ericsson April 2012 restructuring plan	(2)	(60)	(4)	(66)
ST-Ericsson exit	(544)	—	—	(544)
Digital restructuring plan	(7)	(13)	—	(20)
Annual impairment test	(694)	—	—	(694)
Other restructuring initiatives	—	—	(8)	(8)

Total	(1,268)	(84)	(24)	(1,376)

Year ended December 31, 2011	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	(3)	(13)	(21)	(37)
ST-Ericsson restructuring plan	(1)	(3)	(3)	(7)
ST-Ericsson cost savings plan	—	(26)	—	(26)
Other restructuring initiatives	—	(1)	(4)	(5)

Total	(4)	(43)	(28)	(75)

Impairment charges

In 2013, the Company recorded impairment charges of $109 million corresponding primarily to:

•	$56 million, as part of the annual impairment test performed during the third quarter, on Digital Convergence Group goodwill ($38 million) and dedicated intangible assets ($18 million);

•	$29 million on certain long-lived assets as part of the Company’s manufacturing consolidation;

•	$17 million impairment primarily related to long-lived assets as part of the exit of ST-Ericsson; and

•	$5 million impairment charge on Veredus assets classified as Assets held for sale, as of December 31, 2013.

In 2012, the Company recorded impairment charges of $1,268 million corresponding to:

•

$1,234 million on Wireless goodwill and other intangible assets of which $690 million impairment on Wireless goodwill as part of the annual impairment test performed during the third quarter and $544 million impairment on Wireless goodwill and other intangible assets recorded in December following the Company’s decision to exit ST-Ericsson. The $1,234 million amount is composed of an impairment charge of $922 million on Wireless goodwill, $261 million impairment on Wireless customer relationships, $45 million impairment on Wireless capitalized software and $6 million impairment on acquired technology;

•	$21 million impairment on the Carrollton (Texas) building and facilities;

•	$7 million impairment charges on intangibles for which no alternative future use was identified within the Company, as part of the Digital restructuring plan;

•	$4 million impairment on certain intangibles as part of the annual impairment test; and

•	$2 million impairment charges primarily related to long-lived assets with no alternative future use within the Company.

In 2011, the Company recorded impairment charges of $4 million primarily related to long-lived assets for which no alternative future use was identified within the Company.

Restructuring charges and other related closure costs

The Company is currently engaged in three major restructuring plans, the Manufacturing consolidation plan, the $600-650 million net opex plan and the Digital restructuring plan which are described hereafter.

In July 2013, the Company announced that it will wind down certain 6-inch manufacturing lines and consolidate back-end activities in China to Shenzhen (the “Manufacturing consolidation plan”).

Further to the announcement on December 10, 2012 to reduce the Company’s net operating expenses comprised of combined selling, general and administrative and research and development expenses, net of R&D grants, to the level of $600 million to $650 million on a quarterly basis by the beginning of 2014, the Company committed restructuring actions in 2013 (the “$600-650 million net opex plan”).

In October 2012, the Company announced a savings plan (the “Digital restructuring plan”), impacting primarily the Digital Convergence Group product line, designed to achieve $150 million in annual savings upon completion by the end of 2013.

In 2013, the Company incurred restructuring charges and other related closure costs for $183 million corresponding to:

•	$88 million for the $600-650 million net opex plan corresponding to employee termination benefits;

•

$69 million recorded before ST-Ericsson deconsolidation for the ST-Ericsson exit, primarily related to employee termination benefits, net of an adjustment of $31 million mainly resulting from a significant reduction of estimated restructured employees in Sweden, as part of the exit of ST-Ericsson;

•	$9 million recorded before ST-Ericsson deconsolidation for the ST-Ericsson restructuring plans, primarily related to employee termination benefits;

•	$8 million for the Manufacturing consolidation plan corresponding to employee termination benefits; and

•	$9 million for other restructuring plans.

In 2012, the Company incurred restructuring charges and other related closure costs for $108 million corresponding to:

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

In 2011, the Company incurred restructuring charges and other related closures costs for $71 million corresponding to:

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

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2011 to December 31, 2013 are summarized as follows:

	ST-Ericsson exit	ST-Ericsson restructuring plans	$600-650 million net opex plan	Digital restructuring plan	Manufacturing Restructuring plan	Manufacturing consolidation	Other restructuring initiatives	Total
Provision as at December 31, 2011	—	36	—	—	4	—	13	53
Charges incurred in 2012	8	96	—	13	2	—	3	122
Adjustments for unused provisions	—	(11)	—	—	—	—	(3)	(14)
Amounts paid	—	(65)	—	(1)	(3)	—	(4)	(73)
Currency translation effect	—	3	—	—	—	—	-3

Provision as at December 31, 2012	8	59	—	12	3	—	9	91
Charges incurred in 2013	100	12	88	3	—	8	6	217
Adjustments for unused provisions	(31)	(3)	—	—	—	—	—	(34)
Amounts paid	(30)	(56)	(44)	(9)	(1)	—	(7)	(147)
Currency translation effect	(1)	—	2	—	—	—	—	1
ST-Ericsson break-up and deconsolidation	(46)	(12)	—	—	—	—	6	(52)

Provision as at December 31, 2013	—	—	46	6	2	8	14	76

An amount of $65 million is expected to be paid within twelve months, as detailed in Note 12.

The manufacturing restructuring plan, which was expected to result in pre-tax charges in the range of $270 to $300 million, resulted in a total charge of $313 million. This plan is now completed.

The Digital restructuring plan is expected to result in a total pre-tax charge of $25 million to $30 million, of which $16 million have been incurred as of December 31, 2013. The plan is substantially completed in 2013.

The $600-650 million net opex plan resulted in an $88 million charge incurred as of December 31, 2013. The plan is currently expected to be completed in 2014.

The Manufacturing consolidation plan resulted in an $8 million charge incurred as of December 31, 2013. The plan is expected to be completed in 2015.

Upon the ST-Ericsson deconsolidation as of September 1, 2013, all the ST-Ericsson restructuring plans have been deconsolidated by the Company.

In 2013, total amounts paid for restructuring and related closure costs amounted to $147 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

19.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Income	18	41	21
Expense	(23)	(76)	(46)

Total	(5)	(35)	(25)

No borrowing cost was capitalized in 2013, 2012 and 2011. Interest income on government Bonds and floating rate notes classified as available-for-sale marketable securities amounted to less than $1 million for the year ended December 31, 2013, $2 million for the year ended December 31, 2012 and to $6 million for the year ended December 31, 2011.

In 2013, net interest included a one-time interest payment received with respect to a U.S. tax refund in the second quarter of 2013.

20.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Income (loss) recorded in The Netherlands	(30)	(33)	54
Income (loss) from foreign operations	(562)	(2,104)	282

Income (loss) before income tax benefit (expense)	(592)	(2,137)	336

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
The Netherlands taxes – current	5	(1)	(11)
Foreign taxes – current	(90)	(130)	(104)

Current taxes	(85)	(131)	(115)
The Netherlands taxes – deferred	—	—	(2)
Foreign taxes – deferred	48	80	(64)

Income tax benefit (expense)	(37)	(51)	(181)

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2013, 2012 and 2011, and the effective income tax rate are the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Income tax benefit (expense) computed at statutory rate	148	534	(84)
Non-deductible, non-taxable and other permanent differences, net	(2)	(81)	(2)
Income (loss) on equity-method investments	(31)	(6)	(7)
Valuation allowance adjustments	(83)	(197)	(130)
Current year credits	60	77	94
Other tax and credits	(42)	(17)	(32)
Benefits from tax holidays	18	38	113
Impact of uncertain tax positions	(33)	(83)	(2)
Earnings of subsidiaries taxed at different rates	(72)	(316)	(131)

Income tax benefit (expense)	(37)	(51)	(181)

The valuation allowance adjustments of 2013 include $32 million related to the activities of ST-Ericsson companies until their deconsolidation. In 2013, 2012 and 2011, the line “Earnings of subsidiaries taxed at different rates” includes a decrease of $57 million, $320 million and $131 million, respectively, mainly related to tax rate differences due to tax holidays for countries in a loss position.

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.02, $0.04 and $0.13 for the years ended December 31, 2013, 2012, and 2011, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2022. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2013	December 31, 2012
Tax loss carryforwards and investment credits	658	820
Less unrecognized tax benefit	(229)	—

Tax loss carryforward net of unrecognized tax benefit	429	820
Inventory valuation	14	24
Impairment and restructuring charges	63	61
Fixed asset depreciation in arrears	58	75
Capitalized development costs	45
Receivables for government funding	22	15
Tax credits granted on past capital investments	1,131	1,114
Pension service costs	66	97
Stock awards	2	—
Commercial accruals	10	10
Other temporary differences	70	98
Total deferred tax assets	1,910	2,314
Valuation allowances	(1,454)	(1,634)
Deferred tax assets, net	456	680
Accelerated fixed asset depreciation	(58)	(64)
Acquired intangible assets	(11)	(30)
Advances of government funding	(35)	(26)
Other temporary differences	(13)	(34)
Deferred tax liabilities	(117)	(154)
Net deferred income tax asset	339	526

At the end of December 2013, the tax loss carryforward and the valuation allowance decreased by $240 and $258 million respectively, mainly due to the deconsolidation of ST-Ericsson companies.

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

As of December 31, 2013, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2014, as follows:

Year
2014	8
2015	22
2016	19
2017	15
2018	13
Thereafter	581

Total	658

The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that jurisdiction on a pro rata basis. The “Tax credits granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 0.56% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

The amount of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $(31) million in 2013 and was related primarily to the tax effects of the recognized unfunded status on defined benefits plan. In 2012, it was not material.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $859 million as at December 31, 2013. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no significant tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company.

A reconciliation of 2013, 2012 and 2011 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Balance at beginning of year	227	148	149
Additions based on tax positions related to the current year	52	44	36
Additions for tax positions of prior years	27	39	19
Reduction for tax positions of prior years	(48)	—	(3)
Reduction for lapse of statute of limitations	—	—	(50)
Reduction due to ST-Ericsson deconsolidation	(8)	—	—
Settlements	—	(1)	—
Prepayment	(1)	(6)	—
Foreign currency translation	6	3	(3)

Balance at end of year	255	227	148

At December 31, 2013, $229 million of unrecognized tax benefits were classified as a reduction of deferred tax assets. At December 31, 2013, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate while at December 31, 2012, there were $26 million. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income. Interest and penalties are not material for the years presented or on a cumulative basis.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1996 to 2013.

21.	COMMITMENTS

The Company’s commitments as of December 31, 2013 were as follows:

In millions of U.S. dollars	Total	2014	2015	2016	2017	2018	Thereafter
Operating leases	242	54	37	29	26	22	74
Purchase obligations	434	383	48	3	—	—	—
of which:
Equipment purchase	163	163	—	—	—	—	—
Foundry purchase	92	92	—	—	—	—	—
Software, design, technologies and licenses	179	128	48	3	—	—	—
Other obligations	481	155	120	100	80	24	2

Total	1,157	592	205	132	106	46	76

As a consequence of the Company’s planned closures of certain of its manufacturing facilities, some of the contracts as reported above have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2014 to 2018 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $83 million for the year ended December 31, 2013, $114 million for the year ended December 31, 2012 and $135 million for the year ended December 31, 2011.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

22.	CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

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

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera claims that the Company’s ball grid array packages infringe certain patents owned by Tessera, and that the Company breached a 1997 license agreement by failing to pay royalties to Tessera on sales of products in certain ball grid array packages. Tessera then filed a complaint in 2007 with the U.S. International Trade Commission in Washington, D.C. (“ITC”) against the Company and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired in September 2010. The U.S. Court of Appeals for the Federal Circuit subsequently affirmed the ITC’s decision and on November 28, 2011 the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final. In January 2012, the District Court proceedings were revived in California. The District Court has appointed a special master to advise it on technical issues. Trial is scheduled for August 25, 2014. In May 2013, Tessera served its opening expert’s report on damages which opines that Tessera is entitled to $181 million in damages (including interest) based on the Company’s sales of allegedly infringing products from 2000 through 2010. The Company’s opening expert’s report on damages opines that the Company’s damages should be more in the range of $5 million to $8 million if an adverse judgment were to be entered against the Company.

Litigation with Rambus

On December 1, 2010, Rambus filed a complaint with the ITC against the Company and numerous other parties, asserting that the Company engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus. The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same. On July 25, 2012, the ITC elected to terminate the ITC investigation with a finding of no violation of section 337 of the Tariff Act of 1930. On September 25, 2012, Rambus filed a notice of appeal with the U.S. Court of Appeals for the Federal Circuit. Also on December 1, 2010, Rambus filed a lawsuit against the Company and other co-defendants in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 17, 2013, the Company and Rambus announced a comprehensive settlement and license agreement pursuant to which all pending litigation between the parties was resolved.

The resolution of litigation proceedings which the Company faces, including the matters referred to above, involve complex questions of fact and law. The results of legal proceedings are uncertain. Adverse determination in any of these types of disputes may have a material adverse impact on the Company’s financial results and operations. The Company currently estimates that possible losses for known claims are in the range of $30 million to $50 million.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2013, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

23.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

23.1	Financial risk factors

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

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

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

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions. The derivative instruments used to hedge these forecasted transactions meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.

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

The notional amount of these financial instruments totaled $319 million, $817 million and $517 million at December 31, 2013, 2012 and 2011, respectively. The principal currencies covered are the Singapore dollar, the Swiss franc, the Indian rupee, the China Yuan Renminbi, the British pound and the Japanese yen.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2013 have remaining terms of 6 days to 11 months, maturing on average after 40 days.

Derivative Instruments Designated as a Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. In order to follow a dynamic hedge strategy, the Company may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

For the year ended December 31, 2013, the Company recorded a decrease in cost of sales and operating expenses of $16 million and $17 million, respectively, related to the realized gain incurred on such hedged transactions. For the year ended December 31, 2012 the Company recorded an increase in cost of sales and operating expenses of $39 million and $32 million, respectively, related to the realized loss incurred on such hedged transactions. For the year ended December 31, 2011 the Company recorded a reduction in cost of sales and operating expenses of $65 million and $52 million, respectively, related to the realized gain incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2013, 2012 and 2011.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,702 million, $1,552 million and $1,759 million at December 31, 2013, 2012 and 2011, respectively. The forecasted transactions hedged at December 31, 2013 were determined to have a high probability of occurring.

As of December 31, 2013, $38 million of deferred gains on derivative instruments, before deferred tax of $5 million, included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. As of December 31, 2012, $29 million of deferred gains on derivative instruments, before deferred tax of $3 million, included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2013 have remaining terms of 2 days to 11 months, maturing on average after 107 days.

As at December 31, 2013, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	187	207
Currency options Currency collars	49 253	105 348

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	149

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

Price risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk for investments in public entities. In order to hedge the exposure to this market risk, the Company may enter into certain derivative hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2013 and December 31, 2012 is presented in the table below:

In millions of U.S. dollars	As at December 31, 2013		As at December 31, 2012
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	26	Other current assets	21
Currency collars	Other current assets	10	Other current assets	8
Currency options	Other current assets	5	Other current assets	—

Total derivatives designated as a hedge		41		29

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	Other current assets	7

Total derivatives not designated as a hedge:		2		7

Total Derivatives		43		36

In millions of U.S. dollars	As at December 31, 2013		As at December 31, 2012
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	—
Currency collars	Other payables and accrued liabilities	(2)

Total derivatives designated as a hedge		(3)		—

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(1)

Total derivatives not designated as a hedge:		(1)		(1)

		(4)

Total Derivatives				(1)

The effect on the consolidated statements of income for the year ended December 31, 2013 and December 31, 2012 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2013 and December 31, 2012 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2013	December 31, 2012		December 31, 2013	December 31, 2012
Foreign exchange forward contracts	14	11	Cost of sales	13	(25)
Foreign exchange forward contracts	2	1	Selling, general and administrative	2	(2)
Foreign exchange forward contracts	10	9	Research and development	13	(18)
Currency options	1	—	Cost of sales	—	(1)
Currency options	1	—	Research and development	—	(1)
Currency collars	6	5	Cost of sales	3	(13)
Currency collars	1	1	Selling, general and administrative	1	(3)
Currency collars	3	2	Research and development	1	(8)
Total	38	29		33	(71)

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2013 and December 31, 2012. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the year ended December 31, 2013 and December 31, 2012 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain recognized in earnings
		December 31, 2013	December 31, 2012
Foreign exchange forward contracts	Other income and expenses, net	10	20
Total		10	20

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2013 assets totaling $10 million (a gross amount of recognized assets of $11 million offset with a liability of $1 million) and liabilities totaling $2 million (a gross amount of recognized liabilities of $2 million net of assets with a nil value). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $33 million and liabilities of $2 million as at December 31, 2013.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. This percentage is reviewed and is always kept at a maximum of 15% for major counterparty banks with high capitalization. Due to the concentration of part of its operations in

Europe, primarily in France and in Italy, the Company assessed in 2013, 2012 and 2011 the level of direct and indirect exposures in the Euro zone. The analysis focused on cash and cash equivalents, loans and receivables, deferred tax assets and other financial assets held in European countries experiencing economic, fiscal or political strains that increase the likelihood of default. To identify the countries at risk, the Company considered recent economic developments, such as credit downgrades, widening credit spreads and public deficit reduction plans and the impact such developments could have on the Company’s financial position, results of operations, liquidity, and capital resources. The assessment also aimed at identifying indirect exposures to the current economic environment in the Euro zone, such as concentrations of cash and financial instruments with financial institutions highly exposed to the sovereign debt crisis. The Company concluded that the situation in the Euro zone was in evolution but that no factors indicated a high level of credit risk exposure due to a sovereign default in the short term.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2013 and 2012, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

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

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

23.2	Capital risk management

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

Consistent with others in the industry, the Company monitors capital on the basis of the net debt-to-equity ratio. This ratio is calculated as the net financial position of the Company, defined as the difference between total cash position (cash and cash equivalents, marketable securities – current and non-current-, short-term deposits and current restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company stockholders’equity.

23.3	Fair value measurement

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2013:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2013
In millions of U.S. dollars
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	27	27	—	—
U.S.-denominated Senior debt Floating Rate Notes issued by financial institutions	30	30	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	38	—	38	—
Derivative instruments not designated as a hedge	1	—	1	—
Total	115	76	39	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2012:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2012
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	150	150	—	—
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	59	59	—	—
U.S.-denominated Senior debt Floating Rate Notes issued by financial institutions	29	29	—	—
Equity securities classified as available-for-sale	10	10	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	29	—	29	—
Derivative instruments not designated as a hedge	6	—	6	—
Total	291	256	35	—

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at December 31, 2013 and December 31, 2012.

The table below details assets (liabilities) measured at fair value on a non-recurring basis as at December 31, 2013:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2013
Assets held for sale	16	—	—	16
Total

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay for equity investments or the indexation of historical costs (indirect cost approach) for property, plant and equipment. The latter approach relies on the principle of substitution according to which a market participant would not pay more for an asset than the cost to replace it with an identical or similar new unit of equivalent utility. Under this approach, the fair value of the asset is determined by adjusting the asset’s replacement costs for losses in value attributable to physical, functional and economic obsolescence. For certain tangible assets classified as assets held for sale, replacement costs were deduced by trending historical purchasing and manufacturing costs less soft costs. The price index multipliers applied for indexing replacement costs were estimated based on the historical development of producer price indices.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and December 31, 2013 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2013	—
Assets held for sale Sale of assets	11 (5)
Deconsolidation of assets	(6)
Veredus asset group	16

December 31, 2013	16

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(5)

No significant portion of the aggregate carrying amount of cost-method investments was evaluated for impairment in 2013 and in 2012, since there were no identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the related investments.

As described in Notes 7 and 8, the Company recorded a total impairment charge of $56 million on goodwill and intangible assets associated with the DCG reporting unit. The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value measurement due to the significance of unobservable inputs developed using entity-specific information. The Company used the income approach to measure the fair value of the reporting unit. Under the income approach, the fair value was determined based on the present value of the estimated future cash flows associated with the reporting unit. Cash flow projections were based on a plan for the DCG reporting unit that included best estimates about future developments and scenarios of the DCG business. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the business-specific characteristics and the uncertainty related to the business’s cash flows.

Prior to conducting the impairment test on goodwill, the Company evaluated the recoverability of the long-lived assets assigned to the DCG reporting unit. The impairment on intangible assets totaled $18 million and was composed of $17 million on acquired technologies and $1 million on capitalized software. The Company used the income approach, which was based on cash flow projections expected to result from their use or potential sale. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2013 and 2012:

		2013		2012
Description	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Cash and cash equivalents	1	1,836	1,836	2,250	2,250
Long-term debt		1,153	1,153	1,301	1,301
- Bank loans (including current portion)	2	1,153	1,153	839	839
- Senior Bonds	2	—	—	462	462

No securities were in an unrealized loss position as at December 31, 2013.

The table below details securities that were in an unrealized loss position as at December 31, 2012. The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2012.

	December 31, 2012
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	—	—	88	(1)	88	(1)

Total	—	—	88	(1)	88	(1)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of these debt securities is estimated based upon quoted market prices for identical instruments.

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

24.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Sales & other services	118	226	269
Research and development expenses	(121)	(282)	(235)
Other purchases	(71)	(53)	(60)
Accounts receivable	12	53	54
Accounts payable	82	62	42

For the years ended December 31, 2013, December 31, 2012 and 2011, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: BESI, Cassa Depositi e Prestiti, Flextronics, MicroOLED, Soitec, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Company and its equity-method investments as listed in Note 10.

Until the sale of its JVD shares to Ericsson on August 2, 2013, leading to the de-recognition of its equity investment in JVD, the Company purchased R&D services from JVD ($121 million in 2013). For the year ended December 31, 2012, the total R&D services purchased from ST-Ericsson AT SA amounted to $224 million and outstanding trade payables amounted to $44 million.

The Company made a contribution of $0.5 million for the year ended December 31, 2013 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. The Company made no contribution to ST Foundation in the year ended December 31, 2012. Certain members of the Foundation’s Board are senior members of the Company’s management.

25.	SEGMENT INFORMATION

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

Effective January 1, 2013, the segment reporting reflects the Company’s strategy announced on December 10, 2012. The strategy takes into account the evolution of the markets the Company is in and the environment seen in the years to come and is based on the Company’s leadership in two product segments, supported by a Sales & Marketing organization with a particular focus on the major accounts, as well as expanding the Company’s penetration of the mass market and focusing on five growth drivers: Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power.

The organization existing in 2013 was as follows:

•	Sense & Power and Automotive Products (SP&A), including:

•	Automotive (APG),

•	Industrial & Power Discrete (IPD),

•	Analog & MEMS (AMS), and

•	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of:

•	Digital Convergence Group (DCG),

•	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP),

•	Microcontrollers, Memory & Security (MMS),

•	Wireless (WPS), and

•	Other EPS.

In 2013, the Company revised its results from prior periods in accordance with the new segment structure. The preparation of segment information based on the current segment structure requires management to make estimates and assumptions in determining the operating income (loss) of the segments for the prior reporting periods. The Company believes that the revised 2012 and 2011 presentation is consistent with that of 2013 and is using these comparatives when managing its segments.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items such as the 2012 NXP arbitration award charge, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

Net revenues by product segment:

In millions of U.S. dollars	December 31, 2013	December 31, 2012	December 31, 2011
Sense & Power and Automotive Products (SP&A)	4,775	4,622	5,120
Embedded Processing Solutions (EPS)	3,269	3,826	4,566
Others(1)	38	45	49
Total consolidated net revenues	8,082	8,493	9,735

(1)	Includes revenues from sales of Subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line :

	December 31, 2013	December 31, 2012	December 31, 2011
In millions of U.S. dollars
Automotive (APG)	1,668	1,554	1,678
Industrial & Power Discrete (IPD)	1,801	1,747	2,104
Analog & MEMS (AMS)	1,306	1,320	1,335
Other SP&A	—	1	3
Sense & Power and Automotive Products (SP&A)	4,775	4,622	5,120
Digital Convergence Group (DCG)	735	888	1,084
Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP)	462	437	722
Microcontrollers, Memory & Security (MMS)	1,367	1,147	1,175
Wireless (WPS)	704	1,345	1,552
Other EPS	1	9	33
Embedded Processing Solutions (EPS)	3,269	3,826	4,566
Others	38	45	49
Total consolidated net revenues	8,082	8,493	9,735

Operating income (loss) by product segment:

In millions of U.S. dollars	December 31, 2013	December 31, 2012	December 31, 2011
Sense & Power and Automotive Products (SP&A)	270	409	757
Embedded Processing Solutions (EPS)	(399)	(883)	(489)
Total operating income (loss) of product segments	(129)	(474)	268
Others (1)	(336)	(1,607)	(222)
Total consolidated operating income (loss)	(465)	(2,081)	46

(1)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items such as the 2012 NXP arbitration award charge and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

In millions of U.S. dollars	December 31, 2013	December 31, 2012	December 31, 2011
Total operating income (loss) of product segments	(129)	(474)	268
Strategic and other research and development programs	(15)	(12)	(13)
Phase-out and start-up costs	(5)	—	(8)
Impairment, restructuring charges and other related closure costs	(292)	(1,376)	(75)
Unused capacity charges	(32)	(172)	(149)
NXP arbitration award	—	(54)	—
Other non-allocated provisions(1)	8	7	23
Total operating loss Others	(336)	(1,607)	(222)
Total consolidated operating income (loss)	(465)	(2,081)	46

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2013, 2012 and 2011. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

In millions of U.S. dollars	December 31, 2013	December 31, 2012	December 31, 2011
The Netherlands	1,860	1,524	1,928
France	289	189	172
Italy	78	131	157
USA	1,041	1,014	1,120
Singapore	3,860	3,784	4,945
Japan	420	418	497
Other countries	534	1,433	916

Total	8,082	8,493	9,735

Property, plant and equipment

In millions of U.S. dollars	December 31, 2013	December 31, 2012
The Netherlands	333	241
France	1,063	1,222
Italy	690	716
Other European countries	131	169
USA	17	18
Singapore	341	441
Malaysia	195	238
Other countries	386	436

Total	3,156	3,481

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency — millions of U.S. dollars)
2013
Inventories	49		58	(69)	38
Accounts Receivable	10	0	2	(3)	9
Deferred Tax Assets	1,634	7	67	(254)	1,454

2012
Inventories	60		95	(106)	49
Accounts Receivable	15		1	(6)	10
Deferred Tax Assets	1,514	6	123	(9)	1,634

2011
Inventories	50		103	(93)	60
Accounts Receivable	17		1	(3)	15
Deferred Tax Assets	1,396	(11)	138	(9)	1,514

S-1