Form 20-F
period 2014-12-31
STMICROELECTRONICS NV
filed 2015-03-03
CIK 932787

As filed with the Securities and Exchange Commission on March 3, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

873,939,583 common shares at December 31, 2014

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

In this annual report on Form 20-F (the “Form 20-F”), references to “we”, “us” and “Company” are to STMicroelectronics N.V. together with its consolidated subsidiaries, references to “EU” are to the European Union, references to “€” and the “Euro” are to the Euro currency of the EU, references to the “United States” and the “U.S.” are to the United States of America and references to “$” and to “U.S. dollars” are to United States dollars. References to “mm” are to millimeters and references to “nm” are to nanometers.

We have compiled market size and our market share data in this Form 20-F using statistics and other information obtained from several third-party sources. Except as otherwise disclosed herein, all references to trade association data are references to World Semiconductor Trade Statistics (“WSTS”). Certain terms used in this Form 20-F are defined in “Certain Terms”.

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

We and our affiliates own or otherwise have rights to the trademarks and trade names, including those mentioned in this Form 20-F, used in conjunction with the marketing and sale of our products.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•

unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and/or meet the objectives of our R&D programs, which benefit from public funding;

•	the loading and the manufacturing performance of our production facilities;

•	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•

changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•

changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities; and

•	availability and costs of materials, utilities, third-party manufacturing services, or other supplies required by our operations.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2014. Such data have been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2014, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$7,335	$8,050	$8,380	$9,630	$10,262
Other revenues	69	32	113	105	84

Net revenues	7,404	8,082	8,493	9,735	10,346
Cost of sales	4,906	(5,468)	(5,710)	(6,161)	(6,331)

Gross profit	2,498	2,614	2,783	3,574	4,015
Operating expenses:
Selling, general and administrative	(927)	(1,066)	(1,166)	(1,210)	(1,175)
Research and development	(1,520)	(1,816)	(2,413)	(2,352)	(2,350)
Other income and expenses, net	207	95	91	109	90
Impairment, restructuring charges and other related closure costs	(90)	(292)	(1,376)	(75)	(104)

Total operating expenses	(2,330)	(3,079)	(4,864)	(3,528)	(3,539)

Operating income (loss)	168	(465)	(2,081)	46	476
Other-than-temporary impairment charge and realized gains (losses) on financial assets	—	—	—	318	—
Interest income (expense), net	(18)	(5)	(35)	(25)	(3)
Income (loss) on equity-method investments and gain on investment divestiture	(43)	(122)	(24)	(28)	242
Gain (loss) on financial instruments, net	(1)	—	3	25	(24)

Income (loss) before income taxes and noncontrolling interest	106	(592)	(2,137)	336	691
Income tax benefit (expense)	23	(37)	(51)	(181)	(149)

Net income (loss)	129	(629)	(2,188)	155	542
Net loss (income) attributable to noncontrolling interest	(1)	129	1,030	495	288

Net income (loss) attributable to parent company	128	(500)	(1,158)	650	830

Earnings per share (basic) attributable to parent company stockholders	0.14	(0.56)	(1.31)	0.74	0.94
Earnings per share (diluted) attributable to parent company stockholders	0.14	(0.56)	(1.31)	0.72	0.92
Number of shares used in calculating earnings per share (basic)	886.5	889.5	886.7	883.6	880.4
Number of shares used in calculating earnings per share (diluted)	889.8	889.5	886.7	904.5	911.1

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In millions except per share and ratio data)
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	2,017	1,836	2,250	1,912	1,892
Short-term deposits	—	1	1	—	67
Marketable securities	334	57	238	413	1,052
Restricted cash	—	—	4	8	7
Non-current marketable securities	—	—	—	—	72
Total assets	9,008	9,173	10,434	12,094	13,349
Short-term debt	202	225	630	733	720
Long-term debt (excluding current portion)	1,603	928	671	826	1,050
Total parent company stockholders’ equity	4,994	5,643	6,225	7,603	7,587
Common stock and capital surplus	3,898	3,737	3,711	3,700	3,671
Other Data:
Dividend per share	0.40	0.40	0.40	0.40	0.28
Capital expenditures, net of proceeds from sales	(496)	531	476	1,258	1,034
Net cash from operating activities	715	366	612	880	1,794
Depreciation and amortization	$811	$910	$1,107	$1,279	$1,240
Debt-to-equity ratio(1)	0.36	0.20	0.21	0.21	0.23

(1)	Debt-to-equity ratio is the ratio between our total financial debt (bank overdrafts, short-term debt and long-term debt) and our total parent company stockholder’s equity.

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

In the event of a global or regional economic slowdown impacting business and consumer confidence, the demand for semiconductor products can decline significantly. As a result, our business, financial conditions and results of operations have been affected in the past and could also be affected in the future. To the extent that the economic environment in which we conduct our operations worsens, our business, financial condition and results of operations could be significantly and adversely affected.

In particular, economic downturns affecting the semiconductor industry may result in a variety of risks that could significantly affect our business, including, but not limited to, declines in revenues, reductions in selling prices, underutilization of manufacturing capacity, deterioration of our gross margins, profitability and net cash flow, closure of our wafer fabrication plants (“fabs”) and associated restructuring plans and impairment of goodwill or other assets associated with our product segments.

We may not be able to match our production capacity to demand.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, making it difficult to estimate requirements for production capacity. If markets, major customers or certain product designs or technologies do not perform as we have anticipated, we risk underutilization of our facilities or the manufacturing of excess inventories, in the event of overestimated demand or having insufficient capacity to meet customer demand in the event of underestimated demand.

The net increase of manufacturing capacity, defined as the difference between capacity additions and capacity reductions, may exceed demand requirements, leading to overcapacity and price erosion. If the semiconductor market or major customers do not grow as we anticipated when making investments in production capacity, we risk overcapacity and related unused capacity charges. In addition, if demand for our products is lower than expected, this may result in write-offs of inventories and losses on products, and could require us to undertake restructuring measures that may involve significant charges to our earnings. Furthermore, during certain periods, we have also experienced increased demand in certain market segments and product technologies, which has led to a shortage of capacity and an increase in the lead times of our delivery to customers. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Impairment, restructuring charges and other related closure costs”.

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements or if we are unable to obtain the necessary IP. Furthermore, the competitive environment of the semiconductor industry may result in consolidation and vertical integration at the customer level, which may lead to erosion of our market share, impact our capacity to compete and require us to restructure.

We compete in different product lines to various degrees on certain characteristics, for example, price, technical performance, product features, product design, product availability, process technology, manufacturing capabilities and sales and technical support. Given the intense competition in the semiconductor industry, if our products are not selected based on any of these characteristics, our business, financial condition and results of operations could be materially adversely affected.

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

The semiconductor industry may also be impacted by changes in the political, social or economic environment, including as a result of military conflict, civil unrest and/or terrorist activities, as well as natural events such as severe weather, health risks or epidemics in the countries in which we, our key customers and our suppliers, operate.

We may face greater risks due to the international nature of our business, including in the countries where we, our customers or our suppliers operate, such as:

•	negative economic developments in global economies and instability of foreign governments, including the threat of war, military conflict, civil unrest or terrorist attacks;

•	natural events such as severe weather, earthquakes or tsunamis;

•	epidemics such as disease outbreaks, pandemics and other health related issues;

•	changes in laws and policies affecting trade and investment, including through the imposition of new constraints on investment and trade; and

•	varying practices of the regulatory, tax, judicial and administrative bodies.

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

We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required; further, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions, dispositions or joint ventures, will be successful and will not result in further impairment and associated charges.

Acquisitions and divestitures involve a number of risks that could adversely affect our operating results, including, but not limited to, the risk that we may be unable to successfully integrate businesses or teams we acquire with our culture and strategies on a timely basis or at all, the risk of the diversion of management’s attention, the risk that we may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses and in the case of joint ventures, the risk of being unable to effectively control the joint venture when management acts independently. We cannot be certain that we will be able to achieve the full scope of the benefits we expect from a particular acquisition, divestiture or investment. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any acquired businesses. In addition, the financing of future acquisitions or divestitures may negatively impact our financial position and could require us to raise additional funding.

Other risks associated with acquisitions or joint ventures include: assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller; potential inaccuracies in the financials of the business acquired; and our ability to retain customers of an acquired entity or business. Identified risks associated with divestitures include: loss of activities and technologies that may have complemented our remaining businesses or operations; and loss of important services provided by key employees that are assigned to divested activities.

These and other factors may cause a materially adverse effect on our results of operations and financial condition.

Our strategic plan may be unsuccessful if we cannot respond to significant changes in the semiconductor market.

There can be no assurance that we will successfully implement our strategic plan and achieve our financial targets, which is dependent upon solid revenue growth, improving gross margins and reducing our operating costs. Our success is contingent upon our ability to respond to the following significant changes currently characterizing the semiconductor market: the long-term structural growth of the overall market for semiconductor products, which is strongly correlated with the global macroeconomic environment and now averages single digit annual growth; the acceleration of new product innovation and the strong development of new applications in areas such as smart consumer devices, trust and data security, healthcare and wellness, and energy and power management savings; the growing importance of the Asia Pacific region, particularly China and other emerging countries, which represent the fastest growing regional markets; the evolving customer demand to seek new system level, turnkey solutions from semiconductor suppliers; the evolution of the customer base, which also includes polarization and vertical integration at leading manufacturers; the expansion of available manufacturing capacity through third party providers; and the evolution of advanced process development R&D partnerships.

In difficult market conditions, our high fixed costs adversely impact our results.

Semiconductor manufacturing is characterized by high fixed costs. In difficult market conditions, we are driven to reduce prices in response to competitive pressures and we are also faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. We are not always able to cut our total costs in line with resulting revenue declines. As a result, our fixed costs associated with our manufacturing facilities may not be fully absorbed, leading to unused capacity charges, higher average unit costs and lower gross margins, adversely impacting our results.

Our financial results can be affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

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

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income (“Consolidated Statements of Income”), in particular with respect to a portion of the cost of goods sold, most of the R&D expenses and certain SG&A expenses located in the Euro zone. We also hedge certain manufacturing costs denominated in Singapore dollars. No assurance can be given that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our results of operations and financial condition could be adversely affected by economic conditions in Europe.

The financial markets and global economic conditions have been negatively impacted by the European economic crisis that began in 2010, resulting in a general slowdown of economic growth and higher debt levels. We cannot exclude a potential further deterioration of economic conditions, which could have a material adverse effect on our results given our significant operations and assets in Europe, in particular, our manufacturing activities in France, Italy and Malta.

Because we own manufacturing facilities, our capital needs are high compared to those competitors who do not produce their own products.

As a result of our choice to maintain control of a certain portion of our manufacturing technologies, significant amounts of capital to maintain or upgrade our facilities could be required in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market and capacity utilization. These expenditures may increase in the future if we decide to upgrade or expand the capacity of our manufacturing facilities. There is no assurance that future market demand and products required by our customers will meet our expectations. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business, and results of operations.

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

Our R&D efforts are expensive and dependent on technology alliances, and our business and prospects could be materially adversely affected by the failure or termination of such alliances.

We are dependent on alliances to develop or access new technologies, particularly in light of the high levels of investment required for R&D activities, and there can be no assurance that these alliances will be successful.

Our R&D alliances provide us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities. However, there can be no assurance that our alliances will be successful and allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. If these alliances terminate before our intended goals are accomplished we may incur additional unforeseen costs, and our business and prospects could be adversely affected. In addition, if we are unable to develop or otherwise access new technologies independently, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share in the markets addressed by our products.

If we fail to meet the conditions and approval requirements applicable to public funding we have received in the past, we may face demands for repayment, which may increase our costs and impact our results of operations.

To support our proprietary R&D for derivative technology investments and investments in cooperative R&D ventures, we have, in the past, benefited, and will continue to benefit in the future, from state funding, such as from France and Italy. To receive this funding, we enter into agreements which set forth the parameters for state support to us under selected programs. These funding agreements require compliance with extensive regulatory requirements and set forth certain conditions relating to the nature and amount of the investments, as well as employment locally. If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations. See “Item 4. Information on the Company — Public Funding”. If there are changes in the state funding regimes, this could affect our continued ability to invest in R&D at current levels and we could experience a material adverse effect on our business and financial results.

Our operating results may vary significantly from quarter to quarter and annually and may differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next. These factors include, among others, capital requirements, inventory management, availability of funding, competition, new product developments, technological changes, manufacturing problems and effective tax rates. In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our management’s ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company — Backlog”.

Our business is dependent in large part on continued growth in the industries and segments into which our products are sold and on our ability to retain existing customers and attract new ones. A market decline in any of these industries or our inability to retain and attract customers could have a material adverse effect on our results of operations.

Growth of demand in the industries and segments into which our products are sold has fluctuated significantly in the past, and may in the future. Changes in these markets, coupled with a lower penetration of certain of our customers, could result in slower growth and a decline in demand for our products. In addition, if projected industry growth rates do not materialize as forecasted, our spending on process and product development ahead of market acceptance could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent upon our ability to retain existing customers. Our existing customers’ product strategy may change from time to time and we have no certainty that our business, financial position and results of operations will not be affected. Our business is also dependent upon our ability to attract new customers serving fast-growing markets. There can be no assurance that we will be successful in attracting and retaining new customers or be able to identify early on any new market prospects. Our failure to do so could materially adversely affect our business, financial position and results of operations.

Disruptions in our relationships with any one of our key customers or distributors, and/or material changes in their strategy or financial condition, could adversely affect our results of operations.

A substantial portion of our sales is derived from a limited number of customers and distributors. We cannot guarantee that our customers or distributors will continue to book the same level of sales with us that they have in the past, or will not purchase competing products over our products or will continue to succeed in the markets they serve. Many of our key customers and distributors operate in cyclical businesses that are also highly competitive, and their own demands and market positions may vary considerably. In recent years, some of our customers have experienced consolidation and have vertically integrated their businesses. Such consolidations and vertical integrations may impact our business in the sense that our relationships with the new entities could be either reinforced or jeopardized pursuant thereto. If we were unable to maintain or enhance our market share with our key customers or distributors, or if they were to increase product returns or fail to meet payment obligations, our results of operations would be materially adversely affected. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee.

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

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights. Some of those claims are made by so-called non-practicing entities against which we are unable to assert our own broad patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. See “Item 8. Financial Information — Legal Proceedings”. IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

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

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could have a material adverse effect on our results in any particular quarter. Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently receive certain tax benefits in some countries, and these benefits may not be available in the future due to changes in the local jurisdictions. As a result, our effective tax rate could increase in the coming years. In addition, the acquisition or divestiture of businesses in certain jurisdictions could materially affect our effective tax rate.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies. The recorded amount of total deferred tax assets could be reduced, resulting in a loss in our consolidated income statement, a decrease in our total assets and, consequently, in our stockholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in management’s assessment or due to other factors, such as changes in tax laws and regulations.

We are subject to the possibility of loss contingencies arising out of tax claims, assessment of uncertain tax positions and provisions for specifically identified income tax exposures. We are also subject to tax audits in certain jurisdictions. There can be no assurance that we will be successful in resolving potential tax claims that arose or can arise from these audits, which could result in material adjustments in our tax positions. We have booked provisions on the basis of the best current understanding; however, we could be required to book additional provisions in future periods for amounts that cannot be assessed at this stage. Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our consolidated income statement and our financial position.

Because we depend on a limited number of suppliers for materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis. Certain materials are available from a limited number of suppliers, or only from a limited number of suppliers in a particular region. We purchase certain materials such as copper and gold whose prices on the world markets have fluctuated significantly in the past and may in the future. Although supplies for the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials have increased due to market pressures and we may not be able to pass on such cost increases to the prices we charge to our customers. We also purchase semiconductor manufacturing equipment from a limited number of suppliers and, because such equipment is complex, it is difficult to replace one supplier with another or to substitute one piece of equipment for another. In addition, suppliers may extend lead times, limit our supply or increase prices due to capacity constraints or other factors. Furthermore, suppliers tend to focus their investments on providing the most technologically advanced equipment and materials and may not be in a position to address our requirements for equipment or materials of older generations. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurance that we will not encounter these problems in the future. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of materials or equipment in a timely manner or if there were significant increases in the costs of materials or problems with the quality of these materials.

If our outside contractors fail to perform, this could adversely affect our ability to exploit growth opportunities.

We currently use outside contractors for a portion of our manufacturing activities. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. Prices for these services also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially and, in cases of industry shortages, they can increase significantly further, negatively impacting our gross margin and our results of operations.

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

Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity and production changes have increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. We cannot guarantee that we will not experience bottlenecks, production or transition difficulties in the future.

We may be faced with product liability or warranty claims.

Our products may not in each case comply with specifications or customer requirements and, as a result, we may face product liability or warranty claims. Although our general practice is to contractually limit our liability to the repair, replacement or refund of defective products, these claims could result in significant expenses relating to compensation payments or other actions to maintain good customer relationships. No assurance can be made that we will be successful in maintaining our relationships with customers with whom we incur quality problems, which could have a material adverse effect on our business. Furthermore, we could incur significant costs and liabilities if litigation occurs to defend against such claims and if damages are awarded against us. In addition, it is possible for one of our customers to recall a product containing one of our parts. Costs or payments we may make in connection with warranty claims or product recalls may adversely affect our results of operations. There is no guarantee that our insurance policies will be available or adequate to protect us against such claims.

Our computer systems and networks are subject to attempted security breaches and other cybersecurity incidents, which, if successful, could impact our business.

We have, from time to time, experienced attempted cyber attacks of varying degrees to obtain access to our computer systems and networks. As of the date of this Form 20-F, no such attacks have succeeded in obtaining access to our critical systems. However, such attacks may be successful in future. Cyber attacks could result in the misappropriation of our proprietary information and technology, the compromise of personal and confidential information of our employees, customers or suppliers or interrupt our business. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance, and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of customers, suppliers, and some of those attempts may be successful. Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of sensitive or confidential data including personal information and intellectual property, system disruptions, and denial of service. In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. As these threats continue to develop and grow, we have been adapting the security measures and we continue to increase the amount we allocate to implement, maintain and/or update security systems to protect data and infrastructure. As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection. Additionally, cyber attacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third party operations or services, financial loss, potential liability, and damage our reputation and affect our relationships with our customers and suppliers.

Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental regulations and laws or because of damage to the environment.

We are subject to environmental laws and regulations that govern, among other things, the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our operations. See “Item 4. Information on the Company — Environmental Matters”.

Compliance with such laws and regulations could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities.

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

The interests of our controlling shareholder, which is in turn indirectly controlled by the French and Italian governments, may conflict with other investors’ interests. In addition, our controlling shareholder may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time.

We have been informed that as of December 31, 2014, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.

We have been informed that STHolding’s shareholders, each of which is ultimately controlled by the French or Italian government, are party to a shareholders agreement (the “STH Shareholders Agreement”), which governs relations between them. We are not a party to the STH Shareholders Agreement. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by the shareholders of ST Holding before ST Holding can vote its shares in our share capital, which may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the (political) interests of ST Holding’s shareholders, on the other hand. Our ability to issue new shares or other securities giving access to our shares may be limited by ST Holding’s desire to maintain its shareholding at a certain level and our ability to buy back shares may be limited by ST Holding due to a Dutch law requiring one or more shareholders acquiring 30% or more of our voting rights to launch a tender offer for our outstanding shares.

The STH Shareholders’ Agreement also permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at any time, thereby reducing the current level of their respective indirect interests in our common shares. Sales of our common shares or the issuance of financial instruments exchangeable into our common shares or any announcements concerning a potential sale by ST Holding could materially impact the market price of our common shares depending on the timing and size of such sale, market conditions as well as a variety of other factors.

Our shareholder structure and our preference shares may deter a change of control.

We have an option agreement (the “Option Agreement”) with an independent foundation, Stichting Continuiteït ST (the “Stichting”), whereby we could issue a maximum of 540,000,000 preference shares in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are not supported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement — Preference Shares”.

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

There are inherent limitations on the effectiveness of our controls.

There is no assurance that a system of internal control over financial reporting, including one determined to be effective, will prevent or detect all misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance regarding financial statement preparation and presentation. Projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

Because we are subject to the corporate law of The Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company.

Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in The Netherlands. The corporate affairs of each of our consolidated subsidiaries are governed by the Articles of Association and by the laws governing such corporations in the jurisdiction in which such consolidated subsidiary is incorporated. The rights of our investors and the responsibilities of members of our Managing and Supervisory Boards under Dutch law are not as clearly established as under the rules of some U.S. jurisdictions. Therefore, U.S. investors may have more difficulty in protecting their interests in the face of actions by our management, members of our Supervisory Board or our controlling shareholders than U.S. investors would have if we were incorporated in the United States.

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

History and Development of the Company

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”). We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands. We have our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of applications, such as the Internet of Things (“IoT”), and serving many different end markets. Our key products include automotive, microcontrollers, smart power, digital consumer and MEMS and sensors. We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single customer, product, application or end market. Our product families are comprised of discrete and standard commodity components and differentiated application-specific products (defined as dedicated analog, mixed-signal and digital application-specific integrated circuits (“ASIC”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that are organized under our two product segments, which are: (i) Sense & Power and Automotive Products (“SP&A”) comprised of Automotive (“APG”), Industrial & Power Discrete (“IPD”), Analog & MEMS (“AMS”) and Other SP&A; and (ii) Embedded Processing Solutions (“EPS”) comprised of Digital Convergence Group (“DCG”), Imaging, Bi-CMOS ASIC and Silicon Photonics (“IBP”), Microcontrollers, Memory & Secure MCU (“MMS”) and Other EPS.

Our diversified product portfolio is built upon a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

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

Results of Operations

For our 2014 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

We are a global leader in the semiconductor market serving customers across the spectrum of Sense & Power and Automotive Products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, we are found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

Our strategy takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. It is based on our leadership in our two product segments, SP&A and EPS. Both segments are supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as on expanding our penetration of the mass market. Furthermore, we focus on five growth drivers: (i) Automotive Products, which make driving safer, greener and more entertaining; (ii) Digital Consumer and ASIC Products, which power the augmented digital lifestyle; (iii) MEMS and Sensors, which augment the consumer experience; (iv) Microcontrollers, which make everything smarter and more secure; and (v) Smart Power, which makes more of our energy resources. These product families are expected to experience solid growth rates driven by secular trends and are aligned with our market-leading positions and competitive advantages. Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow and gain market share.

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

Our product segments are as follows:

•	Sense & Power and Automotive Products (SP&A), comprised of the following product lines:

•	Automotive (APG);

•	Industrial & Power Discrete (IPD);

•	Analog & MEMS (AMS); and

•	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

•	Digital Convergence Group (DCG);

•	Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP);

•	Microcontrollers, Memory & Secure MCU (MMS); and

•	Other EPS.

In the second half of 2014, we announced that as of the first quarter of 2015 the Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups would be combined under one single organization, called Digital Product Group (DPG). DPG’s focus is on ASSPs addressing home gateway and set-top box, as well as FD-SOI ASICs for consumer applications; FD-SOI and mixed process ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products.

In 2014, we revised our revenues by product line from prior periods following the reclassification of Image Signal Processor business from IBP product line to DCG product line. In addition, the Wireless former product line has been reclassified into the DCG product line. We believe that the revised 2013 and 2012 revenues presentation is consistent with that of 2014 and we use these comparatives when managing our company.

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

Sense & Power and Automotive Products (SP&A)

Sense & Power is our way of defining the boundaries of our broad analog products portfolio. It is a simple indication that our analog products can be used to design any system requiring semiconductors from sensors, signal channel devices, output power stages –discrete and/or integrated, as well as the complete power management blocks. Complemented by a comprehensive range of general purpose and application specific microcontrollers, Sense & Power analog devices can fulfill the needs of any design.

In addition, we have historically been one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications. With a portfolio spanning from complex power train microcontrollers, audio and infotainment devices and body and convenience dedicated and standard functions, we continue to maintain the leading edge position and focus. The products designed and manufactured specifically for automotive applications are complemented by a large range of “automotive grade” products, both tested and guaranteed to perform under the stringent automotive environmental conditions.

Automotive (APG)

We are a top automotive semiconductor vendor supplying chips to major car makers worldwide. We combine an unparalleled platform of advanced technologies with an unswerving commitment to quality, and a thorough understanding of the automotive market gained through close collaboration with leading customers. Our automotive-solutions portfolio covers all key application areas in the car: Powertrain, Safety, Body Electronics, and Infotainment.

(i) Powertrain. We provide silicon solutions for the full range of engine-management systems: for motorbikes and scooters to the most advanced drive-by-wire solutions. Developments in engine management are driven by both government emission regulations and energy concerns. We continue to work closely with major automotive OEMs, as we have for years, to reduce fuel consumption via advanced technologies such as Variable Valve Timing and Gasoline Direct Injection.

(ii) Safety. We provide a broad range of solutions to increase vehicle-occupant safety, including devices for airbags, anti-lock brakes, traction control, electric power steering and suspension systems. We are the leading supplier of chips for automotive airbags and anti-lock braking systems, which currently represent the largest portion of automotive safety electronics.

We are also a leading player in advanced safety systems that help avoid or minimize the severity of traffic accidents manufacturing chips for visual-aid driving-assistance such as lane-departure warning, forward-collision warning, vision/radar fusion and pedestrian detection for active safety behind the wheel. Our 3rd generation ADAS Vision Processor product reached production maturity and we are now developing the 4th generation in FD-SOI.

(iii) Body Electronics. Today’s car body is a myriad of inter-networked electronic systems, from dome and door-zone controls, HVAC (heating, ventilation, and air-conditioning) systems, and seat controls to wiper and lighting controls. The penetration of electronics in the car is increasing all the time, as are the requirements for improved reliability and diagnostic capabilities.

We address the concept of the “smart” junction box, which is an intelligent power and switching center for the vehicle that integrates functions and features from exterior and cabin lighting to wipers, with a comprehensive architecture that consists of upgradable hardware and software modules.

With our proprietary VIPower silicon technology and thorough application knowledge, we have become the market leader in automotive lighting electronics, offering solutions for both exterior and interior lighting, from incandescent bulbs to LED- or HID (High-Intensity Discharge)-based systems.

(iv) Infotainment. Our car infotainment and navigation portfolio includes complete turnkey solutions for digital radio, navigation and telematics, and wireless connectivity in the car.

We have leveraged our more than 20 years at the forefront of AM/FM radio technology to lead in digital radio. We produce all of the semiconductor components for car radios — from the tuner through the baseband to multimedia processing and playback — and the Company’s car-radio systems are optimized for harsh reception environments and minimized power consumption.

Our portfolio of products for navigation includes the System-on-Chip solutions that were the industry’s first monolithic devices capable of receiving signals from multiple satellite navigation systems, including BeiDou, GPS, GALILEO, GLONASS and QZSS, to improve user position accuracy and navigation in poor satellite visibility conditions, such as in urban canyons.

In 2014, APG experienced growth across all customers, including distribution and across applications. From a geographical perspective, we expanded our footprint with key OEMs, while also strengthening our leadership in China in engine management, body and audio applications. And our independent manufacturing strategy and secured supply chain helped us continue our strong momentum in Japan. APG’s success leveraged our technology leadership in power with VIPower and BCD products, and expanded the portfolio of 32-bit microcontrollers doubling shipments as design wins started to ramp.

Industrial and Power Discrete (IPD)

IPD focuses on developing a broad range of innovative and competitive products including Power, Smart Power and Analog ICs to serve the most attractive markets such as smart grid, automation, portable and power conversion.

As one of the world’s leading suppliers of both integrated and discrete power conversion semiconductors, our power management devices enable energy-saving, high-power-density and lower-standby-power design solutions. Our product portfolio includes highly-integrated AC-DC converters, switching DC-DC converters, linear voltage regulators, battery management ICs, LED drivers, photovoltaic ICs, MOSFET and IGBT drivers, motor drivers and more.

Leading-edge power technologies for both high-voltage and low-voltage applications combined with a full package range and innovative die bonding technologies exemplify our innovation in power transistors. Our portfolio includes MOSFETs ranging from -500 to 1500 V, silicon carbide (SiC) MOSFETs featuring the industry’s highest temperature rating of 200 °C, IGBTs with breakdown voltages ranging from 350 to 1300 V and a wide range of power bipolar transistors.

Our portfolio of protection devices supports all industry requirements for electrical overstress and electostatic surge protection, lightning surge protection and automotive protection. Our protection devices have passed all certifications, meeting or exceeding international protection standards for electrical hazards on electronics boards found in the demanding automotive, computer, consumer, industrial and telecom markets.

In 2014, we recorded growth in a number of applications in LED lighting (digital and analog solutions), Motor control ICs, IGBT and Intelligent Power modules for appliance and industrial applications and Field-Effect Rectifiers diodes to leading mobile phone charger manufacturers. We also ramped up production of high voltage rectifiers and transistors at a leading electric car maker.

IPD brought innovative technologies and products to the market, such as our power management chipset for servers, the galvanic isolation technology for industrial applications and our 1200V Silicon Carbide transistors. The group also expanded the automotive product portfolio with rectifiers, IGBT, Silicon Carbide diodes and thyristors.

Analog & MEMS (AMS)

Our product portfolio serving AMS focuses on the high-end analog world that comprises MEMS (micro electro-mechanical sensors), many kinds of sensors, interfaces, low power RF transceivers and analog front-end.

Our sensor and actuator portfolio includes MEMS (including accelerometers, gyroscopes, digital compasses, inertial modules, pressure sensors, humidity sensors and microphones), smart sensors and sensor hubs, temperature sensors and touch sensors. MEMS technology has become widely popular in sensors for measuring motion, acceleration, inclination and vibration. We offer a unique sensor portfolio, from discrete to fully-integrated solutions, high performance sensor fusion to improve the accuracy of multi-axis sensor systems in order to enable highly-demanding applications, such as indoor navigation and location based services and high-level quality products, already tested in different application fields, including mobile, portable, gaming, consumer, automotive and health care.

AMS also develops a comprehensive range of op amps, comparators and current-sense amplifiers. In addition to our portfolio of mainstream op amps and comparators, we offer targeted devices for healthcare, industrial, and automotive applications, as well as a range of high-performance products specifically designed to meet the tight requirements of the wearable market. The main features of our growing portfolio are low power, high precision and tiny packages.

Our FingerTip® family of controllers provides true multi-touch capability, supporting unlimited simultaneous touches. FingerTip also enhances multi-touch actions such as pinch-to-zoom, and supports stylus operations. The latest FingerTip series, the S Series, addresses high-end smartphones and tablets. The FingerTip S series can support a passive stylus, track a hovering finger, reject water drops and work with thick gloves. These devices represent a marked improvement over competing technologies by providing an optimal mix of low power, small size and highly-precise multiple finger tracking in a single chip.

Our connectivity ICs range from wireline to wireless solutions. For wireline communication, we offer a complete family of transceivers compatible with different protocol standards used in the industry (PRIME, Meters and More, IEC 61334-5-1, CAN and others). Wireless solutions include low-power RF solutions (based on sub-1GHz RF, Bluetooth and Wi-Fi technologies) RF solutions (sub-GHz to 5 GHz) and infrared communication ICs.

During 2014, microphones and touchscreen controllers, two recently added product families, both recorded growth, becoming significant contributors to AMS sales. The group also pursued expansion in key customer and application diversification with a leadership position in MEMS for wearable devices, expanding from motion to environmental sensors, with the ramp of MEMS for Automotive and a first design win for a combo motion MEMS for active safety. On a regional basis, it recorded growth in China where our MEMS were adopted in over 60 new phone models from 12 companies during 2014. AMS also launched the “Open.MEMS” initiative toward the mass market, providing easy licensing of sensor fusion software.

The group continued to innovate, introducing new technologies such as Piezoelectric for micro-actuation, where we announced a partnership for a new smartphone autofocus application; and, importantly, setting new benchmarks in motion MEMS with a new generation of 6-axis motion sensors, with ultra-low-power and leading noise performance for the consumer market, as well as the industry’s smallest 6-axis sensor, qualified for non-safety automotive applications.

Embedded Processing Solutions (EPS)

Our products in the embedded processing segment are at the heart of electronics systems, and include microcontrollers, digital consumer products, imaging products, Memories, application processors and ASICs.

Our full set of microcontrollers includes general-purpose devices, secure microcontrollers for applications such as bank cards, IT security, e-government, public transport, and mobile communications and a series of embedded microprocessors for various applications in industrial, computing and communications markets.

In the digital consumer segment, we provide a strong portfolio of media application processors for set-top boxes and, media servers/gateways with an emphasis on minimizing customer platform migration/market customization costs and optimizing core use to drive next-generation features, silicon technologies that enable maximum integration and power efficiency and interoperability solutions for key digital interface standards.

Digital Convergence Group (DCG) and Imaging, Bi-CMOS ASIC & Silicon Photonics (IBP)

DCG and IBP (as combined, “DPG”) focus on three main areas: i) Consumer Products: ASSPs addressing home gateway and set-top box, as well as FD-SOI ASICs for consumer applications; ii) Networking Products: FD-SOI and mixed-process ASICs, including silicon photonics devices, addressing communications infrastructure; and (iii) Imaging: differentiated imaging and “Time-of-Flight” sensors for all applications.

Our products for home media and application platform SoCs comprise everything from multimedia/application processors, to front-end tuner ICs and bring a world of content into the home. We are placed to supply every IC used in home media and application platforms, ranging from simple broadcast set-top boxes

(cable, digital terrestrial or satellite) to sophisticated media gateways/servers supporting broadcast and internet media. We leverage our vast experience, state-of-the-art technologies and IPs, and our network of partnerships to enable a new era of “connected home” products – smart consumer devices that allow people to seamlessly and securely access any type of content or services across multiple devices in the home – and on the go.

We have developed and patented our own technology, called FlightSenseTM, using Time-of-Flight principle in order to propose a new generation of high-accuracy proximity sensors. FlightSenseTM technology can be used in a host of application areas such as communication and consumer, home appliance, auto and industrial, where accurate ranging, that is target reflectance independent, is required; as conventional infrared proximity sensor devices cannot output an absolute range measure in the same manner:

During 2014, we made the decision to discontinue our commodity camera module business and to focus on FlightSenseTM proximity and specialized imaging sensors; last quarter, we also launched cost reduction initiatives targeting about $100 million in annualized savings. At the same time, we focused on ramping up new families of innovative products. These included the Liege family of broadcast set-top-box products in 40-nm; 32-nm ASICs for Networking; and our FlightSense proximity sensor which went into volume production with a major smartphone maker. We also continued to focus our efforts on innovation and new products to boost our future revenues. We introduced Ultra HDp60-enabled 4K solutions in our Cannes and Monaco families and started shipping to lead customers. In addition, we won a number of important sockets with major operators both in the area of cable and satellite. We demonstrated full speed DOCSIS3.1, a key technology for cable operators; our FD-SOI technology progressed as we received first design awards in 14-nm for networking. In addition, we were awarded more than 20 new ASIC designs in Bi-CMOS, RF-SOI and Silicon Photonics.

Microcontrollers, Memory & Secure MCU (MMS)

MMS activities focus on microcontrollers dedicated to general purpose and secure applications as well as small density serial non-volatile memories.

Our product portfolio contains a comprehensive range of microcontrollers, from robust, low-cost 8-bit microcontrollers up to 32-bit ARM®-based Cortex®-M0 and M0+, Cortex®-M3, Cortex®-M4, Cortex®-M7 Flash microcontrollers with a wide choice of peripherals. We have also extended this range to include an ultra-low-power MCU platform.

The STM32 family of 32-bit Flash microcontrollers based on the ARM® Cortex®-M processor is designed to offer new degrees of freedom to microcontroller users. It offers a 32-bit product range that combines very high performance, real-time capabilities, digital signal processing, and low-power, low-voltage operation, while maintaining full integration and ease of development.

The unparalleled and large range of STM32 devices, based on an industry-standard core and accompanied by a vast choice of tools and software, makes this family of products the ideal choice, both for small projects and for entire platform decisions.

We offer leading-edge products for secure applications in traditional smartcard applications and embedded security applications. Throughout our 20+ year presence in the smartcard security industry, we have supplied the market’s most advanced technologies and solutions, with a continuous focus on innovation and the highest levels of security certification. Our expertise in security is a key to our leadership in the banking, pay-TV, mobile communication, identity, and transport fields. We also actively contribute to the emergence of new applications such as secure mobile transactions on near field communication (“NFC”) mobile phones, trusted computing, brand protection, etc. Our secure microcontroller product portfolio offers compliance with the latest security standards up to Common Criteria EAL6+, ICAO, and TCG1.2. Our secure microcontrollers cover a complete range of interfaces for both contact and contactless communication, including ISO 7816, ISO 14443 Type A & B, NFC, USB, SPI and I²C.

Our secure-microcontroller platforms rely on a highly-secure architecture combined with leading edge CPUs, such as ARM’s SC300 and SC000, and advanced embedded non-volatile memory technologies such as 90-nm embedded Flash and 90-nm embedded EEPROM technologies. We offer a wide range of small density serial non-volatile memories. The serial EEPROM family ranges from 1 Kbit to 2 Mbits and offers different serial interfaces: I²C, SPI, Microwire. The wide range of products are also automotive compliant, and very thin packages are available for applications where space is critical.

RF memory and transceiver products are based on the 13.56 MHz carrier frequency and are also compatible with the Near Field Communications (“NFC”) technology. We offer one of the most comprehensive portfolios, which includes NFC/RFID transceivers, Dynamic NFC/RFID tags (also known as Dual Interface EEPROM) and Standalone RFID tags.

During 2014 we built on our 32-bit leadership with the STM32 general purpose MCU family growing revenue over 50% year on year. We expanded our product range: with new low power and high-performance families such as the industry-first microcontroller based on Cortex-M7, while strengthening the surrounding ecosystem with the launch of STM32 Open Development Environment. We had success across a broad customer base, including important wins in Sensor Hub applications. In Secure Microcontrollers, we maintained a solid Secure Element business, while in the banking market we deployed the STPay program, boosting support for the U.S. switch to highly secure EMV chip payment cards.

Alliances with Customers and Industry Partnerships

We believe that alliances with customers and industry partnerships are critical to success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared among the partners. For more information on our R&D partnerships and collaborations, see “Item 4. Information on the Company — Research and Development”. We also have joint development programs with leading suppliers, such as Air Liquide, ASM Lithography and SOITEC, and electronic design automation tool producers, including Cadence, Mentor and Synopsys.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our major customers include Apple, Bosch, Cisco, Conti, Delta, Hewlett-Packard, Microsoft, Samsung, Seagate and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our broad range portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Wintech and WPG Holdings. The semiconductor industry has historically been cyclical and we have responded by emphasizing balance in our product portfolio, in the applications we serve and in the regional markets we address.

Sales, Marketing and Distribution

Our Sales & Marketing organization is organized with the primary objectives of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing marketing organizations in our regional sales organizations that are fully aligned with the product lines. The Sales & Marketing organization is organized by a combination of country/area coverage and key accounts coverage.

Regional Sales Organizations

Our four regional sales organizations, a description of which follows below, have a similar structure to enhance coordination in the go-to-market activities. They are also strongly focused on accelerated growth.

(i) EMEA — In EMEA, there are seven sales organizations. Four are geographically defined and cover North, Central, West and South & Emerging Markets. Three sales units have worldwide responsibility for global sales of three Global Key Accounts. Marketing is organized to reflect the product lines. Combined, these organizations are collectively responsible for new and existing account development, technical support and logistics and services support. We also have an organization that manages our distribution network and supports EMS customers for manufacturing on behalf of our OEM customers.

(ii) Americas — In the Americas region, the sales and marketing team is organized into the following major accounts: Global Key Accounts, four New Major Accounts and four geographic sales units consisting of the West Coast, Central, East Coast and Latin America. Our marketing team that support and promote specific products are organized in line with our product lines. We also have an organization that manages our distribution network and supports EMS customers mostly for manufacturing on behalf of our OEM customers.

(iii) Greater China-South Asia — The Greater China South Asia region comprises four geographic sales units with offices covering China (Hong Kong), India (Greater Noida), Taiwan (Taipei) and ASEAN/Australia & New Zealand (Singapore) including five New Major Accounts and four Regional Key Accounts. It is further supported by a dedicated Distribution and Mass Market coordination function, as well as key product lines.

(iv) Japan-Korea — The Japan-Korea region comprises three geographic sales units with offices covering East Japan (Tokyo and Nagoya), West Japan (Osaka), Korea (Seoul) and four new major accounts. It is further supported by key product lines, plus a comprehensive Sales Channel Management that provides products and sales support for the regional distribution network. Each geographical sales unit sells each product from our portfolio that fits the applications. Marketing and Application organization provides product support and training for standard products for the region. In addition, five central support functions (business management, field quality, human resources, finance and corporate communications) allow the region to run all of the necessary tasks smoothly.

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

Mass Market and Online Marketing Programs

During 2014, we created a new division, Mass Market and Online Marketing Programs, designed to help provide consistency and coordination of key activities associated with mass market development by working in close co-operation with the regions and product lines. The division covers several important responsibilities, such as mass market customer programs, mass market applications, global distribution administration, online marketing and mass market tools enablement.

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

We combine front-end manufacturing and technology R&D under the same organization for our product segments, SP&A and EPS, to ensure a smooth flow of information between the R&D and manufacturing organizations. We leverage significant synergies and shared activities between the two segments to cross-fertilize both businesses. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts. The total amount of R&D expenses in the past three fiscal years was $1,520 million, $1,816 million and $2,413 million in 2014, 2013 and 2012, respectively.

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

With the core CMOS and analog technologies in our portfolio, we are aggressively proceeding to miniaturization in line with industry requirements. To differentiate our offering for higher value systems, we also seek to combine our core technologies with our specific knowhow and expertise, particularly in the area of System-in-Package.

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

We participate in partnerships with other semiconductor industry manufacturers. See “Item 4. Information on the Company – Alliances with Customers and Industry Partnerships”. We have participated in the IBM Technology Development Alliance led by IBM, with Samsung and GlobalFoundries as core members, to jointly develop 10-nm and below process technologies. During the fourth quarter of 2014, we notified IBM of our intention to end participation in this alliance. We are also working with the CEA Leti and IBM to develop in Crolles our next 14FD-SOI derivative technology. We believe this FD-SOI technology completes the industry roadmap with a better choice than the Fin FET technology for applications targeting the best tradeoff between embedded processor solutions figure of merit and cost-effective design and manufacturing.

In France, our manufacturing facility in Crolles houses a R&D center, “Centre Commun de Microelectronique de Crolles”. Laboratoire d’Electronique de Technologie d’Instrumentation, a research laboratory of CEA (one of our indirect shareholders), is our partner in this center. We also participate in the Institut de Recherche Technologique (“IRT”), which was set up by CEA in the frame of the French initiative “Investissements d’Avenir” and takes place on CEA’s premises, through investment and by contributing the expertise of some of our researchers.

In Italy, our technology R&D development activities occur principally in Agrate and Catania. In Agrate, such activities encompass development, prototyping, pilot and volume production of new technologies with the objective of accelerating process industrialization and time to market for Smart Power (BCD) products, including on SOI, High Voltage CMOS as well as MEMS. In addition, we plan to set up a 300 mm pilot line for manufacturing and R&D for advanced BCD technology. We also run a joint operation under a consortium agreement with Micron Technologies (“Micron”) in which we and Micron each manage our respective technology R&D programs. In Catania, we develop new technologies for power discretes, including Silicon Carbide (SiC) and Gallium Nitride (GaN) based devices. We also have an Advanced Systems Technology (“AST”) organization, primarily located in Agrate, which creates system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including health care, wireless and data security. AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.

We play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy). See “Item 4. Information on the Company — Public Funding”.

Property, Plants and Equipment

We currently operate 13 main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies
Front-end facilities
Crolles1, France	Application-specific products	Fab: 200-mm CMOS and Bi- CMOS, Analog/RF

Crolles2, France	Application-specific products and leading edge logic products; non-volatile memories and microcontrollers

Fab: 300 mm research and
development on deep
sub-micron (20-nm bulk and
FD-SOI 14-nm) CMOS and
differentiated SoC technology
and manufacturing on advanced
CMOS, imaging technologies
and non-volatile memories and
microcontrollers at (80, 55 and
40-nm)

Agrate, Italy	Non-volatile memories, microcontrollers and application-specific products MEMS	Fab 1: 200-mm BCD, MEMS, Microfluidics Fab 2: 200-mm, embedded Flash, research and development on non-volatile memories and BCD technologies and Flash (operating in consortium with Micron)

Rousset, France	Microcontrollers, non-volatile memories and Smartcard ICs, application-specific products	Fab 1: 200-mm CMOS, Smartcard, embedded Flash, Analog/RF

Catania, Italy	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150-mm Power metal-on silicon oxide semiconductor process technology (“MOS”), VIPpowerTM, MO-3, MO-5 and Pilot Line RF Fab 2: 200-mm, Microcontrollers, Advanced BCD, power MOS

Tours, France	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125-mm, 150-mm and 200-mm pilot line discrete

Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, non-volatile memories, and application-specific products

Fab 1: 150-mm-bipolar, power
MOS and BCD, EE PROM,
Smartcard, Micros, CMOS logic

Fab 2: 150-mm Microfluidics,
MEMS, power MOS, Bi-
CMOS, CMOS (wind-down of
certain manufacturing lines
ongoing)

Fab 3: 200-mm BCD and Power
MOS (Pilot line installation
ongoing, under ramp-up)

Back-end facilities

Muar, Malaysia	Application-specific and standard products, microcontrollers	Ball Grid Array, Power Automotive, SOIC, QFP

Location	Products	Technologies
Kirkop, Malta	Application-specific products, MEMS, Embedded Flash for Automotive	Ball Grid Array, QFP, Land Grid Array

Toa Payoh, Singapore	Optical packages research and development, EWS

Bouskoura, Morocco	Non-volatile memories, discrete and standard products, micro modules, RF and subsystems	Power, Power Automotive, SOIC, Micromodules

Shenzhen, China(1)	Non-volatile memories, optical packages, discrete, application-specific and standard products	Camera Module, SOIC, Power

Calamba, Philippines	Application specific products and standard products, MEMS	Ball Grid Array, QFN, Micromodules, Land Grid Array

(1)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.

Fab 2 in Ang Mo Kio is to be reduced essentially to Microfluidics products, while in Catania Fab 1 will be progressively converted into 200-mm and merged with Fab 2. In 2014, our Longgang plant was closed and our backend activities in China were consolidated to Shenzhen.

At the end of 2014, our front-end facilities had a total maximum capacity of approximately 120,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 3,600 wafers per week at the end of 2014, and we plan to increase production as required by market conditions and within the framework of our R&D Nano-2017 program.

We own all of our manufacturing facilities, but certain facilities (Muar-Malaysia, Shenzhen and Longgang, China, Toa Payoh and Ang Mo Kio-Singapore) are built on land, which are the subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2014, we purchased approximately 8% from external foundries of our total silicon production. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2014, we had approximately $171 million in outstanding commitments for purchases of equipment and other assets for delivery in 2015. In 2014, our capital spending, net of proceeds, was $496 million, below the $531 million registered in 2013. In the 2012-2014 period the ratio of capital investment spending to net revenues was about 6.3%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook: Capital Investment”.

Intellectual Property (IP)

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two- or three-dimensional layout of an integrated circuit. We currently own approximately 15,000 patents and pending patent applications, corresponding to over 9,000 patent families (each patent family containing all patents originating from the same invention), including 500 original new patent applications filed in 2014.

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

We entered 2014 with a backlog lower than we had compared to 2013, reflecting the impact of the wind down of the ST Ericsson business. For 2015, we entered the year with a backlog slightly lower than what we had entering 2014.

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

The primary international semiconductor companies that compete with us include Analog Devices, Atmel, Avago, Broadcom, Fairchild Semiconductor, Freescale Semiconductor, Infineon, Intel, InvenSense, Marvell, Maxim, MediaTek, Microchip Technology, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments, Toshiba, TSMC and Vishay.

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

Organizational Structure and History

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2014:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Holland, Amsterdam	STMicroelectronics Finance B.V.	100
Holland, Amsterdam	STMicroelectronics Finance II N.V.	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Holland, Amsterdam	STMicroelectronics International N.V.	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Aosta	Dora S.p.A.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100
United States, Wilsonville	The Portland Group, Inc.	100

The following table lists our principal equity-method investments and our percentage ownership as of December 31, 2014:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Italy, Catania	3Sun S.r.l.	33.3
Brazil, Sao Paulo	Incard do Brazil Ltda	50.0
Switzerland, Geneva	ST-Ericsson SA	50.0

Public Funding

We receive funding mainly from French, Italian and European Union governmental entities. Such funding is generally provided to encourage R&D activities, industrialization and local economic development. Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Union regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Our funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans. We also benefit from tax credits for R&D activities in several countries (notably in France). See “Item 5. Operating and Financial Review and Prospects – Results of Operations” and Notes to our Consolidated Financial Statements.

The main programs for R&D in which we are involved include: (i) the Eureka CATRENE cooperative R&D program (Cluster for Application and Technology Research in Europe on NanoElectronics); (ii) EU R&D projects with FP7 (Seventh Frame Program) for Information and Communication Technology; (iii) European Joint Technology Initiatives (JTI) such as ENIAC (European Nanoelectronics Initiative Advisory Committee) and ARTEMIS (Embedded Computing Systems Initiative) operated by Joint Undertakings formed by the European Union, some member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation. In 2014, we submitted new large projects supporting, in particular, our digital CMOS power roadmaps, to ECSEL (Electronic Components and Systems for European Leadership), a public-private partnership for electronic components and systems, which started in early 2014 and will run for 7 years. We were awarded 3 projects, two in France and one in Italy.

In Italy, there are national funding programs intended to support industry R&D in any segment. These programs often cover several years and the approval phase is quite long, up to two or three years. There are also regional funding tools for research that are supported by local initiatives, primarily in the regions of Sicily, Campania and Val d’Aosta. These programs require local economic development in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories. In 2014, we signed a contract with the Italian government to set-up manufacturing processes based on Cu and NiPd in Catania.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of our facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, we recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date. On September 13, 2011, the European Commission initiated a review of the M6 Plant investment and related benefits, requesting information from the Italian government about the status and the ownership of the benefits of the M6 Plant investment during the period 2001-2006. The Italian authorities responded to all such requests for information in 2011 and 2012 concerning primarily the history of the investment made, the motivation of the state aid granted, the formal interpretation related to the definition of “investment activation”, and its application to the M6 Plant case. To our knowledge, no proceedings are ongoing.

In France, support for R&D is given by public research agencies, generally to a consortium of partners involving universities, public laboratories and private actors (large and small). The agencies operate via calls for project proposals, most often related to the identified “clusters of competitiveness” (Pôles de Compétitivité) throughout the French territory. The most relevant for us are ‘Minalogic’ around Grenoble, ‘SCS’ in the south-east area covering Rousset and ‘S2E2’ in the Tours area. The selected projects receive a support limited to 25% or 35% of the actual R&D expenses, depending on the type of project. The funding is given when technical reports have been accepted by the agencies; all expenses must be documented and financial audits are organized by the agencies to check their eligibility.

In France, additional R&D funding is given by the French Ministry of Industry (“FCE”) and local public authorities. Specific support for microelectronics is provided through FCE to all the companies in the semiconductor industry with activities in France.

In support of our R&D activities, we signed the Nano2017 program with the French government in 2013, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. See “Item 5. Operating and Financial Review and Prospects”. We believe the Nano2017 R&D program will strengthen our leadership in key technologies such as FD-SOI (low-power, high-performance processing), next-generation imaging (differentiated and “Time of Flight” sensors) and next-generation embedded non-volatile memories. These technologies are at the core of our embedded processing solutions which include microcontrollers, imaging solutions, digital consumer products, application processors and digital ASICs. The pan-European enlargement of this program (with partners in about 20 European countries) will also contribute to the strengthening of European cooperation in the micro-nanoelectronics sector, along the entire value chain, from materials and equipment to components and system design. This program relies on leading industry clusters in Europe, such as Dresden (Germany), Leuven-Eindhoven (Belgium-the Netherlands) and Grenoble-Crolles (France). This program contains obligations to maintain a minimum level of employment and investment during a certain period of time.

There can be no assurance that we will receive anticipated funding on a timely basis or that we will continue to benefit from such government support. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — If we fail to meet the condition and approval requirements applicable to public funding we have received in the past, we may face demands for repayment, which may increase our costs and impact our results of operations”.

Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, material suppliers and external silicon foundries and back-end subcontractors.

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

Our manufacturing processes use many materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price disruption. The same strategy applies to supplies for the materials used by us to avoid potential material disruption of essential material when industry demand is ramping up. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Because we depend on a limited number of suppliers for materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition”. Our “multiple sourcing strategy”, our Financial Risk Monitoring (FRISK) as well as the robustness of our supply chain and strong partnership with suppliers are intended to mitigate these risks.

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

Consistent with our Principles of Sustainable Excellence (“PSE”) and Sustainability Strategy, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008, with the technical specification ISO/TS16949:2009; with the environmental standards ISO14001 and the European EMAS (Eco Management and Audit Scheme); and with the energy management standard ISO 50001 for all of our front-end sites.

Our activities are subject to two directives: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended), which was replaced, with effect from January 3, 2013, by Directive 2011/65/EU of June 8, 2011, entitled “ROHS 2” Directive; and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as amended), which was replaced, with effect from February 15, 2014 by Directive 2012/19/EU of July 4, 2012. Moreover our products, due to their final applications, may be subject to the end of life vehicles Directive 2000/53/EC (“ELV” Directive, as amended) Directive 2006/66/EC (Battery Directive) and Directive 2007/47/EC (Medical Devices as amended). The ROHS Directive aims at banning the use of lead and other metals and of other flame retardant substances in electric and electronic equipment placed on the market and also introduces new requirements within the design and manufacturing phases of the products manufacturing electronic components. The WEEE Directive promotes the recovery and recycling of electrical and electronic waste, while not imposing any “take back” activities to our operations, since our products, being semiconductor components (not equipment) are excluded from the WEEE take back scope. At this stage, only one subsidiary (located in France) participates to a take back consortium for battery products.

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

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	recognition and measurement of loss contingencies;

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets;

•

annual and trigger-based impairment review of our goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale;

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments;

•	recognition and measurement of restructuring charges and other related exit costs;

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;

•	assumptions used in calculating pension obligations and other long-term employee benefits;

•

determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims; and

•	allocation between debt and equity of the various components of an issued hybrid instrument and measurement at fair value of the liability component based on a discount rate adjustment technique.

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

Trade accounts receivable. We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we evaluate our customers’ financial condition periodically and record a provision for any specific account we consider as doubtful. In 2014, we did not record any new material specific provision related to bankrupt customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

Business combinations and goodwill. The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2014, the value of goodwill in our Consolidated Balance Sheet amounted to $82 million.

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

We performed our annual impairment test of goodwill on our MMS reporting unit goodwill during the third quarter of 2014 and concluded that there was no impairment. Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

Intangible assets subject to amortization. Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks, contractual customer relationships and computer software. Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life. We evaluate each reporting period whether there is reason to suspect that intangible assets held for use might not be recoverable. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment charge is recognized for the excess of the carrying amount over the fair value. Significant management judgments and estimates are required to forecast undiscounted cash flows associated with the intangible assets. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

During the third quarter of 2014, we tested the dedicated long-lived assets of DCG reporting unit for impairment. The result was that all dedicated intangible assets, composed of acquired technologies, and amounting to $23 million, were fully impaired due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value. The current DCG plan has been impacted by faster-than-expected revenue decline of legacy products and slower than anticipated customer transition to new key technologies.

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

At December 31, 2014, the value of intangible assets subject to amortization in our Consolidated Balance Sheet amounted to $193 million.

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

We evaluate each reporting period if there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each Balance Sheet date or when impairment indicators are identified. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated. Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell. In 2014, no impairment charge was recorded on property, plant and equipment.

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

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated. Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2014, the restructuring charges and other related closure costs amounted to $66 million before taxes, mainly in connection with our plan affecting around 450 employees worldwide and targeting an estimated $100 million of annualized savings in the EPS segment, as well as our initiative to reduce quarterly net operating expenses, comprised of combined selling, general and administrative and research and development expenses, net of R&D grants, in the range of $550 to $600 million.

Share-based compensation. We measure the cost of share-based service awards based on the fair value of the award on the grant date. In 2014, our share-based compensation plans awarded shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to industry performance. In 2014, approximately one-half of the shares awarded were contingent on the achievement of certain performance conditions. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to industry performance compared to our financial results, and our best estimates of award forfeitures and employees’ service periods. Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information. In 2014, we recorded a total charge of approximately $36 million relating to our outstanding stock award plans.

Income (loss) on Equity-method Investments. We record our share in the results of entities that we account for under the equity method. This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results. In case of triggering events, such as continuing difficult market conditions, which could lead to continued operating losses and negative cash flow, or in the case of a strategic repositioning by one or more of our partners, we determine whether our investment is temporarily or other-than-temporarily impaired. If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In 2014, we recognized a loss of approximately $51 million related to our equity investment in 3Sun. On July 22, 2014, we signed an agreement with Enel Green Power to transfer our equity stake in 3Sun. Pursuant to this agreement, at closing, subject to customary precedent conditions, we will pay up to €15 million to Enel Green Power in exchange for our full release from any obligation concerning the joint venture or Enel Green Power. Also, at closing, we will forgive the outstanding €13 million shareholders loan to the joint venture. In addition, we recognized a profit of $8 million related to other investments, including our share of profit in ST-Ericsson JVS for about $9 million and a loss of approximately $1 million related to our equity investment in Incard do Brazil Ltda which has been accounted for under the equity method since August 31, 2014. We are continuing to monitor our equity investments and, if required, other-than-temporary impairment charges could negatively impact our future results. As of December 31, 2014, the value in our Consolidated Balance Sheets of our equity investments was $56 million.

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

Trading and available-for-sale financial assets are measured at fair value. The fair value of quoted debt and equity securities is based on current market prices. If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the amount that would be received from the sale of the asset in an orderly transaction between market participants. In measuring fair value, we make maximum use of market inputs and minimize the use of unobservable inputs. As of December 31, 2014, the value in our Consolidated Balance Sheet of our financial assets was $334 million invested in U.S. Treasury Bonds classified as assets available-for-sale.

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

As of December 31, 2014, we had current deferred tax assets of $97 million and non-current deferred tax assets of $386 million, net of valuation allowances.

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

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the Court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2014, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to probable risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings”.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, anti-trust, anti-corruption and competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2014, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 22 to our Consolidated Financial Statements.

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

Pension and Post-Employment Benefits. Our results of operations and our Consolidated Balance Sheets include amounts for pension obligations and post-employment benefits that are measured using actuarial valuations. At December 31, 2014, our pension and post-employment benefit obligations net of plan assets amounted to $392 million. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds, turnover rates and salary increase rates. These assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.

As a consequence of our decision to downsize our United Kingdom (“UK”) operations, we have proposed that the UK pension schemes (the Bristol Scheme and the Marlow Scheme) be merged, which will generate moderate funding savings and provide the Trustees with additional security. The merger of the two schemes is still under discussion with the Trustees and is not expected to materially change our pension liabilities.

Fiscal Year 2014

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. In 2014, the first quarter ended on March 29, the second quarter ended on June 28, the third quarter of 2014 ended on September 27 and the fourth quarter ended on December 31. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods. In 2015, the first quarter will end on March 28, the second quarter will end on June 27, the third quarter will end on September 26 and the fourth quarter will end on December 31.

2014 Business Overview

Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2014	2013	December 31, 2014	September 27, 2014	December 31, 2013
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$7,404	$8,082	$1,829	$1,886	$2,015
Gross profit	2,498	2,614	619	646	662
Gross margin as percentage of net revenues.	33.7%	32.3%	33.8%	34.3%	32.9%
Operating income (loss)	168	(465)	38	37	(11)
Net income (loss) attributable to parent company	128	(500)	43	72	(36)
Earnings per share	$0.14	$(0.56)	$0.05	$0.08	$(0.04)

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on published industry data by WSTS, semiconductor industry revenues increased in 2014 on a year-over-year basis by approximately 10% for the TAM and 8% for the SAM, to reach approximately $336 billion and $151 billion, respectively. In the fourth quarter, the TAM and the SAM increased on a year-over-year basis by approximately 9% and 6%, respectively. Sequentially, in the fourth quarter of 2014, the TAM decreased by less than 1% while the SAM decreased by approximately 3%.

Overall, 2014 has been a year where we have made significant steps forward along three main axes: 1) Product and Technology Leadership; 2) Customer Expansion; and 3) Operational and Financial performance.

We have worked hard to re-focus our product portfolio, de-emphasizing certain areas and redeploying our resources. As a result, we have become a much stronger company in terms of innovation and time-to-market.

In terms of our product and technology leadership, new flagship products in 2014 included, among many others, our 32-bit microcontrollers for general purpose and automotive applications, MEMS microphones and motion MEMS, touch-screen controllers, ultra-HD products for set-top box and low voltage power MOSFETs and IGBTs. With regards to customer expansion, our mass market initiatives were successful, with revenues in the distribution channel reaching 31% of total 2014 revenues compared to 26% last year. Finally, in 2014, the company made solid progress on key performance and financial metrics. Despite lower revenues, we achieved a significant turnaround year-over-year with operating income, improving by $633 million; net income, improving by $628 million and free cash flow, improving by $376 million.

With reference to our revenues performance, we registered in 2014 a decline of 8.4%, mainly due to the significant reduction of legacy ST-Ericsson products revenues following our decision to exit the joint venture. Excluding the former ST-Ericsson products our revenues declined by 1.8%, mainly due to a decline in sales of commodity image sensor products and a faster than anticipated revenues decline of set-top-box prior generation products and motion MEMS prior generation products, only partially compensated by increased revenues in microcontrollers, automotive products, industrial and power products and new generations of acoustic and environmental MEMS.

Our fourth quarter 2014 revenues amounted to $1,829 million, a 3.0% sequential decrease, slightly above the midpoint of our guidance for the quarter. The decrease in revenues was mostly due to a weaker performance from our SP&A segment resulting from a market softening in IPD and a temporary manufacturing delay in APG. On a year-over year basis, our fourth quarter revenues decreased by 9.2% or a 4.6% decrease excluding legacy ST-Ericsson products. SP&A segment revenues decreased by approximately 6% mainly due to lower sales in AMS. EPS segment revenues decreased by about 15% mainly due to the phasing-out of the legacy ST-Ericsson products. Excluding legacy ST-Ericsson products, our EPS segment revenues decreased by approximately 3%. Compared to the served market, our quarterly performance was in line with SAM sequentially while it was below it on a year-over-year basis.

Our effective average exchange rate was $1.34 for €1.00 for the full year 2014, compared to $1.31 for €1.00 for the full year 2013. Our effective average exchange rate for the fourth quarter of 2014 was $1.29 for €1.00, compared to $1.34 for €1.00 for the third quarter of 2014 and $1.34 for €1.00 in the fourth quarter of 2013. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our 2014 gross margin was 33.7% of revenues, increasing by 140 basis points compared to the prior year, primarily due to improved manufacturing efficiencies and a positive product mix, partially offset by declining selling prices, higher unused capacity charges in digital technology and an unfavorable currency effect.

Our fourth quarter 2014 gross margin was 33.8%, decreasing by 50 basis points on a sequential basis, in line with our guidance for the quarter. The sequential erosion of the gross margin is reflecting a pricing pressure and higher unused capacity charges, partially offset by manufacturing efficiencies and a favorable currency effect. On a year-over-year basis, our fourth quarter gross margin improved by 90 basis points reflecting the combined benefits of manufacturing efficiencies, a more favorable product mix and a favorable currency effect, partially offset by lower selling prices and higher unused capacity charges.

Our operating expenses amounted to $2,447 million in 2014, decreasing by about 15% from $2,882 million in the prior year, primarily due to the ST-Ericsson exit as well as the savings resulting from our cost control initiatives and savings plans initiated in the prior year. Our fourth quarter 2014 operating expenses experienced a slight sequential increase of about 1% mainly due to a longer calendar. On a year-over-year basis, our quarterly operating expenses decreased by approximately 7% mostly due to the savings resulting from our cost control initiatives and a favorable currency effect.

Other income and expenses, net, in 2014 increased to $207 million compared to $95 million in the prior year, mainly due to the higher level of R&D funding following the European Union approval of the Nano2017 program, partially offset by a lower gain on sale of businesses and non-current assets as well as higher phase-out costs resulting from our manufacturing consolidation plans.

Our operating income was $168 million in 2014, improving from a loss of $465 million in the prior year, mainly due to lower operating expenses as a result of the exit of ST-Ericsson and the savings resulting from our cost savings plans initiated in the prior year.

In 2014, our free cash flow significantly improved from negative $179 million in 2013 to positive $197 million in 2014. In the course of the year, we have paid dividends to shareholders totaling $354 million and used $156 million of cash to repurchase 20 million shares of our common stock.

Business Outlook

In the first quarter, we expect revenues to decrease sequentially by about 5% at the midpoint plus or minus 3.5 percentage points, which is better than our normal seasonal evolution. First quarter revenues outlook reflects no one-time licensing revenue compared to the fourth quarter, our high exposure to New Year holidays in Asia as well as a shorter accounting calendar. Gross margin in the first quarter is expected to be about 33.2%, plus or minus 2.0 percentage points and reflects high unused capacity charges negatively impacting gross margin by about 120 basis points. In 2015, our main objective is to continue to deliver year-over-year improvement by returning to revenue growth and by continuing to improve our cost structure.

This outlook is based on an assumed effective currency exchange rate of approximately $1.24 to €1.00 for the 2015 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 28, 2015.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.

Other Developments

On February 10, 2014, we announced that we and InvenSense have settled all pending proceedings between us and have entered into a patent cross license agreement. Under the terms of the settlement, neither we nor InvenSense has made any admission of liability with respect to such proceedings. Other terms between the parties are confidential.

On April 28, 2014, we announced the appointment of Mr. Jean-Marc Chery as Chief Operating Officer. Mr. Chery continues to hold overall responsibility for Embedded Processing Solutions, as well as for central manufacturing operations including Packaging and Test Manufacturing. He also continues in his role of Vice Chairman of our Corporate Strategic Committee and will continue to report to Carlo Bozotti, President and Chief Executive Officer.

On April 28, 2014, we announced the main resolutions that were submitted for shareholder adoption at our Annual General Meeting of Shareholders which was held in Amsterdam, The Netherlands, on June 13, 2014. The main resolutions, proposed by the Supervisory Board, included:

•

The distribution of a cash dividend of US$0.10 in the second quarter of 2014, and of US$0.10 in the third quarter of 2014, per common share, which was paid in June and September of 2014, respectively, to shareholders of record in the month of each quarterly payment. The amount of the second and third quarter of 2014 cash dividend was stable with respect to previous quarterly dividend distributions;

•

The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer for a three-year term, expiring at the 2017 Annual General Meeting;

•

The reappointment for a three-year term, expiring at the 2017 Annual General Meeting, of the following members of the Supervisory Board: Messrs. Didier Lombard, Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera;

•

The appointment as new members of the Supervisory Board, for a three-year term expiring at the 2017 Annual General Meeting, of: Ms. Heleen Kersten and Mr. Maurizio Tamagnini in replacement of Mr. Tom de Waard and Mr. Bruno Steve, whose terms expired;

•

The adoption of our 2013 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards. The Statutory Annual Accounts for the year ended December 31, 2013, are posted on the Company’s website and were filed with the Netherlands Authority for the Financial Markets (AFM) on April 28, 2014; and

•	The appointment of PricewaterhouseCoopers Accountants N.V. as our external auditor for the 2014 and 2015 financial years.

On April 30, 2014, we announced the appointment of Mr. Paul Grimme as Executive Vice President, Mass Market and Online Marketing Programs, a new position created to coordinate the sales & marketing activities in this strategic and growing area for the company. He continues to report to Carlo Bozotti, President and Chief Executive Officer. Mr. Paul Cihak takes over from Mr. Grimme as Executive Vice President and General Manager, Sales & Marketing, Europe, Middle East and Africa. Mr. Bob Krysiak, Executive Vice President and President for the Americas Region, joins the Corporate Strategic Committee replacing Mr. Paul Grimme in his role.

In the first quarter of 2014, we obtained a favorable ruling in Switzerland on the transfer of the majority of ST-Ericsson deductible operating losses. In addition, ST-Ericsson JVS entered into liquidation on April 15, 2014.

On May 14, 2014, we and Samsung Electronics Co. Ltd. announced the signing of a comprehensive agreement on 28-nm Fully Depleted Silicon-on-Insulator (“FD-SOI”) technology for multi-source manufacturing collaboration. The licensing accord provides customers with advanced manufacturing solutions from Samsung’s state-of-the-art 300-mm facilities and assures the industry of high-volume production for our FD-SOI technology.

On June 13, 2014, we announced that all the resolutions announced on April 28, 2014 were approved at our Annual General Meeting of Shareholders (“AGM”). Following the conclusion of the AGM, the members of the Supervisory Board appointed Mr. Maurizio Tamagnini as the Chairman and Mr. Didier Lombard as the Vice-Chairman of the Supervisory Board, respectively, for a three-year term expiring at the 2017 AGM.

On June 25, 2014, the European Commission approved €400 million in aid for the Nano2017 R&D program led by us; the aid, granted to us by France for the development of new technologies in the Nanoelectronics sector, was in line with European Union state-aid rules.

On June 26, 2014, we announced the pricing of a $1 billion dual-tranche offering of convertible bonds (the “Senior Bonds”). The Senior Bonds were issued in two tranches, one of $600 million with a maturity of 5 years and one of $400 million with a maturity of 7 years. We intend to use the net proceeds of the offering for general corporate purposes. We also announced the launch of a share buy-back program for the repurchase of up to twenty million ordinary shares, intended to meet our obligations in relation to our employee stock award plans.

On June 27, 2014, we announced the publication of our 2013 Sustainability Report. This Form 20-F contains comprehensive details of our Sustainability strategy, policies and performance during 2013 and illustrates how our sustainability programs play a major role throughout the business to create value for all of our stakeholders.

On July 22, 2014, we signed an agreement with Enel Green Power to transfer our equity stake in 3Sun, a joint venture in the photovoltaic panels manufacturing. Pursuant to this agreement, at closing, subject to customary precedent conditions, we will pay up to €15 million to Enel Green Power in exchange for our full release from any obligation concerning the joint venture or Enel Green Power. Also, at closing, we will forgive the outstanding €13 million shareholders loan to the joint venture.

On August 21, 2014, we announced the posting of our IFRS 2014 Semi Annual Accounts for the six-month period ended June 28, 2014, on our website and filed with the Netherlands Authority for the Financial Markets.

On September 3, 2014, we announced that we and Tessera Technologies, Inc. reached a settlement for all outstanding claims and litigation between us. The terms and conditions of the agreement between the companies are confidential.

On November 10, 2014, we announced the completion of the repurchase of 20 million shares of our common stock for a total of $156 million under the share buy-back program announced on June 26, 2014. The repurchased shares will be held as treasury shares and used to meet our obligations in relation to our employee stock award plans.

On November 20, 2014, we were recognized among the world’s most innovative companies, as we were named a Thomson Reuters Top 100 Global Innovator for the third consecutive year. This prestigious award recognizes companies around the world for their outstanding commitment to innovation, the protection of ideas and the commercialization of inventions.

On December 4, 2014, our Supervisory Board approved a cash dividend of $0.10 per common share for each of the fourth quarter of 2014 and the first quarter of 2015, paid in December 2014 and to be paid in March 2015, respectively, to shareholders of record of each quarterly payment.

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

Our product segments are as follows:

•	Sense & Power and Automotive Products (SP&A), comprised of the following product lines:

•	Automotive (APG);

•	Industrial & Power Discrete (IPD);

•	Analog & MEMS (AMS); and

•	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

•	Digital Convergence Group (DCG);

•	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);

•	Microcontrollers, Memory & Secure MCU (MMS); and

•	Other EPS.

In the second half of 2014, we announced that as of the first quarter of 2015 the Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups would be combined under one single organization, called Digital Product Group (DPG). DPG’s focus is on ASSPs addressing home gateway and set-top box, as well as FD-SOI ASICs for consumer applications; FD-SOI and mixed process ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products.

In 2014, we revised our revenues by product line from prior periods following the reclassification of Image Signal Processor business from IBP product line to DCG product line. In addition, the Wireless former product line has been reclassified into the DCG product line. We believe that the revised 2013 and 2012 revenues presentation is consistent with that of 2014 and we use these comparatives when managing our company.

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

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. As of the first quarter of 2015, our internal policy regarding unallocated costs will be amended to allocate unused capacity charges to our product lines. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

Annual Results of Operations

The following table sets forth certain financial data from our Consolidated Statements of Income:

	Year Ended December 31,
	2014		2013		2012
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$7,335	99.1%	$8,050	99.6%	$8,380	98.7%
Other revenues	69	0.9	32	0.4	113	1.3
Net revenues	7,404	100	8,082	100	8,493	100
Cost of sales	(4,906)	(66.3)	(5,468)	(67.7)	(5,710)	(67.2)
Gross profit	2,498	33.7	2,614	32.3	2,783	32.8
Selling, general and administrative	(927)	(12.5)	(1,066)	(13.2)	(1,166)	(13.8)
Research and development	(1,520)	(20.5)	(1,816)	(22.5)	(2,413)	(28.4)
Other income and expenses, net	207	2.8	95	1.2	91	1.1
Impairment, restructuring charges and other related closure costs	(90)	(1.2)	(292)	(3.6)	(1,376)	(16.2)
Operating income (loss)	168	2.3	(465)	(5.8)	(2,081)	(24.5)
Interest expense, net	(18)	(0.2)	(5)	(0.0)	(35)	(0.4)
Loss on equity-method investments	(43)	(0.6)	(122)	(1.5)	(24)	(0.3)
Gain (loss) on financial instruments, net	(1)	(0.0)	—	—	3	0.0
Income (loss) before income taxes and noncontrolling interest	106	1.4	(592)	(7.3)	(2,137)	(25.2)
Income tax benefit (expense)	23	0.3	(37)	(0.5)	(51)	(0.6)
Net income (loss)	129	1.7	(629)	(7.8)	(2,188)	(25.8)
Net loss (income) attributable to noncontrolling interest	(1)	(0.0)	129	1.6	1,030	(12.2)
Net income (loss) attributable to parent company	$128	1.7%	$(500)	(6.2)%	$(1,158)	(13.6)%

Net revenues

	Year Ended December 31,			% Variation
	2014	2013	2012	2014 vs 2013	2013 vs 2012
	(In millions)
Net sales	$7,335	$8,050	$8,380	(8.9)%	(3.9)%
Other revenues	69	32	113	113.7	(71.5)
Net revenues	$7,404	$8,082	$8,493	(8.4)%	(4.8)%

Our 2014 net revenues decreased compared to prior year, mainly due to the significant reduction of legacy ST-Ericsson products revenues following our decision to exit the joint venture, in addition to revenues reduction in DCG, Imaging products and AMS, mostly due to transition from prior generation products. Net revenues decreased by 8.4% as a result of a decline in average selling prices of approximately 7% and a decline in volume of approximately 2%. The reduction in average selling prices resulted from a pricing effect, down by approximately 5%, and a less favorable product mix of about 2%. Excluding legacy ST-Ericsson products, our revenues decreased by 1.8% compared to prior year.

In 2013, our net revenues decreased compared to the year-ago period mainly due to our decision to exit from ST-Ericsson, less favorable market conditions and a lower level of licenses. Net revenues decreased by 4.8% with a decrease of approximately 9% in average selling prices of which approximately 6% was due to a pure price effect and 3% was due to a less favorable product mix, partially offset by an increase of approximately 4% in volume. In 2013, net revenues excluding the Wireless product line increased by 3.2%.

No customer exceeded 10% of our total net revenues for the years 2014, 2013 and 2012.

Net revenues by product line and product segment

	Year Ended December 31,			% Variation
	2014	2013	2012	2014 vs 2013	2013 vs 2012
	(In millions)
Automotive (APG)	$1,807	$1,668	$1,554	8.3%	7.3%
Industrial & Power Discrete (IPD)	1,865	1,801	1,747	3.6	3.1
Analog & MEMS (AMS)	1,102	1,306	1,320	(15.7)	(1.0)
Other SP&A	—	—	1
Sense & Power and Automotive Products (SP&A)	4,774	4,775	4,622	0.0	3.3
Digital Convergence Group (DCG)	756	1,492	2,275	(49.3)	(34.4)
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	330	409	395	(19.4)	3.8
Microcontrollers, Memory & Secure MCU (MMS)	1,507	1,367	1,147	10.2	19.2
Other EPS	15	1	9
Embedded Processing Solutions (EPS)	2,608	3,269	3,826	(20.2)	(14.6)
Total net revenues of product segments	7,382	8,044	8,448	(8.2)	(4.8)
Others	22	38	45
Total consolidated net revenues	$7,404	$8,082	$8,493	(8.4)%	(4.8)%

For the year 2014, our revenues were down by approximately 20% for EPS, mainly due to the weak performance of DCG, including the wind-down of the legacy ST-Ericsson products and IBP, partially offset by a strong increase in MMS. Excluding legacy ST-Ericsson products, EPS segment revenues decreased by approximately 4%. SP&A revenues were stable as a result of the increase in APG and IPD being offset by the decrease in AMS resulting from portfolio pruning and MEMS product generation transition. The segment Others includes revenues from the sales of Subsystems of $8 million and sales of materials and other products not allocated to product segments of $14 million.

In 2013, SP&A registered an increase of approximately 3%, while EPS revenues were down by approximately 15%. Within SP&A, all product lines except AMS increased their revenues with APG up by approximately 7% and IPD up by approximately 3%. Within EPS, DCG registered a decline of approximately 34% following the wind-down of the ST-Ericsson joint venture while IBP and MMS increased by about 4% and 19%, respectively.

Net Revenues by Market Channel:(1)

	Year Ended December 31,
	2014	2013	2012
	(As percentage of net revenues)
OEM	69%	74%	78%
Distribution	31	26	22
Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

Our revenues in Distribution registered an increase of about 5 percentage points and 4 percentage points for the years 2014 and 2013, respectively, reaching a 31% share of total revenues as of December 31, 2014. The increase in Distribution plays an important role in our customer base expansion and diversification while also contributing to the increase of our gross margin.

Net Revenues by Location of Shipment:(1)

	Year Ended December 31,			% Variation
	2014	2013	2012	2014 vs 2013	2013 vs 2012
	(In millions)
EMEA	$1,938	$1,958	$2,100	(1.1)%	(6.8)%
Americas	1,128	1,221	1,253	(7.6)	(2.5)
Greater China-South Asia	3,334	3,400	3,555	(1.9)	(4.4)
Japan-Korea	1,004	1,503	1,585	(33.2)	(5.2)
Total	$7,404	$8,082	$8,493	(8.4)%	(4.8)%

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

By location of shipment, revenues declined in all regions for both years 2014 and 2013. In 2014, the largest decline is in the Japan & Korea region, mainly due to the phasing out of legacy ST-Ericsson products.

Gross profit

	Year Ended December 31,			Variation
	2014	2013	2012	2014 vs 2013		2013 vs 2012
	(In millions)
Cost of sales	$(4,906)	$(5,468)	$(5,710)	10.3%		4.2%
Gross profit	$2,498	$2,614	$2,783	(4.4)%		(6.1)%
Gross margin (as percentage of net revenues)	33.7%	32.3%	32.8%	140	bps	(50	) bps

In 2014, gross margin was 33.7%, increasing by approximately 140 basis points compared to prior year due to improvement in manufacturing efficiencies and a positive product mix, partially offset by declining selling prices, higher unused capacity charges in digital technology and an unfavorable currency effect. Unused capacity charges amounted to $53 million in 2014 compared to $32 million in 2013.

In 2013, gross margin was 32.3%, decreasing by 50 basis points compared to the prior year, mainly due to the negative impact of selling prices, lower technology licensing revenues and a less favorable product mix, partially offset by improved manufacturing efficiencies, lower unused capacity charges and the absence of the $53 million one-time charge related to the 2012 arbitration award to NXP.

Operating expenses

	Year Ended December 31,			Variation
	2014	2013	2012	2014 vs 2013		2013 vs 2012
	(In millions)
Selling, general and administrative expenses	$(927)	$(1,066)	$(1,166)	13.1%		8.	6%
Research and development expenses	$(1,520)	$(1,816)	$(2,413)	16.3%		24.	7%
As percentage of net revenues	(33.0)%	(35.7)%	(42.2)%	270	bps	65	0 bps

The 2014 operating expenses decreased compared to 2013 mainly due to the ST-Ericsson exit as well as the savings resulting from our cost savings plans initiated in the prior year. As a percentage of revenues, our operating expenses amounted to 33.0%, decreasing by approximately 270 basis points.

The 2013 operating expenses decrease is mainly associated with the exit of ST-Ericsson and our cost savings initiatives. As a percentage of revenues, operating expenses amounted to 35.7% in 2013, decreasing by approximately 650 basis points.

The R&D expenses were net of research tax credits, which amounted to $145 million in 2014, $146 million in 2013 and $152 million in 2012.

Other income and expenses, net

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Research and development funding	$231	$57	$102
Phase-out and start-up costs	(16)	(4)	—
Exchange gain, net	4	8	5
Patent costs	(28)	(40)	(20)
Gain on sale of businesses and non-current assets	24	83	9
Other, net	(8)	(9)	(5)
Other income and expenses, net	$207	$95	$91
As percentage of net revenues	2.8%	1.2%	1.1%

In 2014, we recognized an income, net, of $207 million, improving compared to $95 million in 2013. The increase is mainly due to the higher level of R&D funding following the European Union approval of the Nano2017 program and includes in the year the catch-up related to year 2013, partially offset by a lower gain on sale of businesses and non-current assets as well as higher phase-out costs resulting from our manufacturing consolidation plans.

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

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Impairment, restructuring charges and other related closure costs	$(90)	$(292)	$(1,376)

In 2014, we recorded $90 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $30 million of restructuring charges related to the “EPS restructuring plan’’; (ii) $24 million of restructuring charges related to our “plan 600”; (iii) $23 million of impairment charges on the DCG dedicated intangible assets; and (iv) $12 million of restructuring charges related to the manufacturing consolidation plans.

In 2013, we recorded $292 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $88 million in restructuring charges related to our “plan 600”; (ii) $86 million in impairment and restructuring charges related to the ST-Ericsson exit; (iii) $56 million in impairment charges on the DCG goodwill and dedicated intangible assets following our yearly impairment test; (iv) $37 million in impairment and restructuring charges related to the manufacturing consolidation plans; (v) $9 million in restructuring charges related to the ST-Ericsson restructuring plans before deconsolidation; (vi) $5 million impairment charge on Veredus as a result of the reclassification of its assets as Assets held for sale as of December 31, 2013, following the sale of a 51% stake of the company to a third party investor in 2014; and (vii) $11 million related to other restructuring initiatives.

In 2012, we recorded $1,376 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $1,234 million as a non-cash impairment on our Wireless goodwill and other intangible assets; (ii) $66 million related to the ST-Ericsson restructuring plan announced in April 2012; (iii) $23 million related to the manufacturing restructuring plan as part of the closure of our Carrollton (Texas) and Phoenix (Arizona) sites; (iv) $21 million related to the ST-Ericsson restructuring plans previously announced in 2011 and 2009; (v) $20 million recorded in relation to our Digital restructuring plan announced in October 2012; (vi) $8 million related to other restructuring initiatives; and (vii) $4 million impairment charge on certain intangibles.

Operating income (loss)

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Operating income (loss)	$168	$(465)	$(2,081)
As percentage of net revenues	2.3%	(5.8)%	(24.5)%

Our operating results in 2014 improved compared to 2013, mainly due to improved manufacturing efficiencies, savings in operating expenses, higher other income and lower amounts of impairment and restructuring charges, which were partially offset by declining selling prices and an unfavorable currency impact.

Our operating results improved in 2013 compared to the prior year, positively impacted by lower impairment charges and savings in operating expenses, mainly in R&D, and negatively impacted by a lower level of gross profit primarily due to the reduced level of net revenues.

Operating income (loss) by product segment:

	Year Ended December 31,
	2014		2013		2012
	$ millions	% of net revenues	$ millions	% of net revenues	$ millions	% of net revenues
Sense & Power and Automotive Products (SP&A)	$447	9.4%	$270	5.7%	$409	8.8%
Embedded Processing Solutions (EPS)	(103)	(3.9)	(399)	(12.2)	(883)	(23.1)
Total operating income (loss) of product segments	344	4.7	(129)	(1.6)	(474)	(5.6)
Others(1)	(176)	—	(336)	—	(1,607)	—
Total consolidated operating income (loss)	$168	2.3%	$(465)	(5.8)%	$(2,081)	(24.5)%

(1)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

In 2014, SP&A registered an operating income of $447 million or approximately 9% of revenues, improving from $270 million or about 6% of revenues and reflecting a significant improvement across a number of product families, in particular in the area of Automotive and Industrial, Power and Discrete products. EPS registered an improvement in its operating loss from $399 million or approximately 12% of revenues to an operating loss of $103 million or about 4% of revenues, mainly due to the exit of ST-Ericsson, the savings resulting from our costs savings plans initiated in the prior year and the impact of the Nano2017 R&D funding. The segment “Others” decreased its losses to $176 million, from $336 million in the prior year, mainly due to lower impairment and restructuring charges, partially offset by higher phase-out costs resulting from our manufacturing consolidation plans as well as higher unused capacity charges.

In 2013, SP&A registered operating income of $270 million or approximately 6% of revenues, down from $409 million or about 9% of revenues, mainly as a consequence of increased operating expenses also following the reassignment to the segment of some resources from ST-Ericsson aimed to accelerate and improve product innovation for the segment. EPS registered an improvement in its operating loss from $883 million or approximately 23% of revenues to an operating loss of $399 million or about 12% of revenues, mainly due to the reduced level of operating expenses as a consequence of the exit from ST-Ericsson and the gain from the sale of businesses only partially offset by reduced gross profit due to the lower revenues level. The segment “Others” decreased its losses to $336 million in 2013, from $1,607 million in 2012, mainly due to lower impairment and restructuring charges.

Reconciliation to consolidated operating income (loss):

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Total operating income (loss) of product segments	$344	$(129)	$(474)
Unused capacity charges	(53)	(32)	(172)
Impairment, restructuring charges and other related closure costs	(90)	(292)	(1,376)
Strategic and other research and development programs	(7)	(15)	(12)
Phase-out and start-up costs	(16)	(5)	—
NXP arbitration award	—	—	(54)
Other non-allocated provisions(1)	(10)	8	7
Total operating loss Others	(176)	(336)	(1,607)
Total consolidated operating income (loss)	$168	$(465)	$(2,081)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Interest expense, net	$(18)	$(5)	$(35)

In 2014, interest expense and fees on our borrowings and our committed credit facilities amounted to $30 million, of which $10 million non-cash interest expense related to the dual tranche senior unsecured convertible bonds issued on July 3, 2014 (the “Senior Bonds”), partially balanced by a $12 million interest income.

In 2013, interest expense was $5 million, comprised of $23 million interest expense partially offset by $18 million of interest income, including a one-time interest payment received with respect to a U.S. tax refund in the second quarter of 2013.

Loss on equity-method investments

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Loss on equity-method investments	$(43)	$(122)	$(24)

In 2014, we recorded a charge of $43 million, of which $1 million related to our share in Incard do Brazil Ltda which has been accounted for under the equity method since August 31, 2014 and $51 million related to 3Sun, including impairment and other charges associated with our decision to exit the joint venture, partially offset by a $9 million gain related to our share in ST-Ericsson JVS. On July 22, 2014, we signed an agreement to transfer all 3Sun ownership and obligations to Enel Green Power.

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

Income tax benefit (expense)

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Income tax benefit (expense)	$23	$(37)	$(51)

During 2014, we registered an income tax benefit of $23 million, reflecting the actual taxes calculated on our income before income taxes in each of our jurisdictions. This tax benefit included the recognition of deferred tax assets, net of valuation allowances, associated with our estimates of the net operating loss recoverability in certain jurisdictions, one-time tax benefits related to previous year adjustments and our best estimate on additional tax charges related to potential uncertain tax positions and claims.

Net loss (income) attributable to noncontrolling interest

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Net loss (income) attributable to noncontrolling interest	$(1)	$129	$1,030
As percentage of net revenues	(0.0)%	1.6%	12.2%

In 2014, we recorded $1 million representing the income attributable to noncontrolling interest. In 2013, we recorded $129 million loss attributable to noncontrolling interest, mainly relating to Ericsson’s interest in the ST-Ericsson joint venture prior to the deconsolidation as of September 1, 2013.

Net loss attributable to parent company

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Net loss (income) attributable to parent company	$128	$(500)	$(1,158)
As percentage of net revenues	1.7%	(6.2)%	(13.6)%

For 2014, we reported a net income of $128 million, compared to a net loss of $500 million and $1,158 for 2013 and 2012 respectively. The 2014 net income represented earnings per share of $0.14 compared to $(0.56) and $(1.31) for 2013 and 2012, respectively.

In 2014, the impact after tax of impairment, restructuring charges and other related closure costs and other one-time items, a non U.S. GAAP measure, was approximately $(0.15) per share, while it was approximately $(0.33) and $(0.98) per share in 2013 and 2012, respectively.

Quarterly Results of Operations

Certain quarterly financial information for the years 2014 and 2013 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

Net revenues

	Three Months Ended			% Variation
	December 31, 2014	September 27, 2014	December 31, 2013	Sequential	Year-Over- Year
	(Unaudited, in millions)
Net sales	$1,806	$1,870	$2,008	(3.4)%	(10.1)%
Other revenues	23	16	7	42.7	239.4
Net revenues	$1,829	$1,886	$2,015	(3.0)%	(9.2)%

Our fourth quarter 2014 net revenues were $1,829 million, decreasing by 9.2% compared to the year-ago period as a result of an approximate 10% decrease in average selling prices, slightly offset by higher volume. Excluding legacy ST-Ericsson products, our revenues decreased by 4.6%.

On a sequential basis, our revenues decreased by 3.0%, slightly above the midpoint of our guidance for the quarter. The sequential decrease resulted from an approximate 1% decrease in average selling prices combined with an approximate 2% decrease in units sold.

No customer exceeded 10% of our total net revenues in the fourth quarters of 2014 and 2013 as well as in the third quarter of 2014.

Net revenues by product line and product segment

	Three Months Ended			% Variation
	December 31, 2014	September 27, 2014	December 31, 2013	Sequential	Year-Over- Year
	(Unaudited, in millions)
Automotive (APG)	$436	$464	$449	(6.0)%	(3.0)%
Industrial & Power Discrete (IPD)	462	486	447	(5.1)	3.1
Analog & MEMS (AMS)	266	268	337	(0.4)	(20.9)
Sense & Power and Automotive Products (SP&A)	1,164	1,218	1,233	(4.4)	(5.7)
Digital Convergence Group (DCG)	166	202	307	(18.0)	(46.1)
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	93	84	112	11.6	(16.3)
Microcontrollers, Memory & Secure MCU (MMS)	388	377	357	2.9	8.6
Other EPS	13	—	—
Embedded Processing Solutions (EPS)	660	663	776	(0.4)	(14.9)
Total net revenues of product segments	1,824	1,881	2,009	(3.0)	(9.2)
Others	5	5	6
Total consolidated net revenues	$1,829	$1,886	$2,015	(3.0)%	(9.2)%

By product segment, both SP&A and EPS registered a decrease of approximately 6% and 15% respectively on a year-over-year basis. Excluding legacy ST-Ericsson products, EPS segment revenues decreased by approximately 3% year-over-year. Within SP&A, both APG and AMS decreased their revenues by approximately 3% and 21% respectively while IPD revenues increased by approximately 3%. Within EPS, IBP and DCG, including legacy ST-Ericsson products, registered a decline of revenues of approximately 16% and 46% respectively while MMS increased by about 9%.

By product segment, SP&A revenues decreased by approximately 4% while EPS revenues were stable on a sequential basis. Within the SP&A segment, IPD suffered from a market slowdown while a temporary manufacturing delay impacted APG performance. Within EPS, IBP and MMS increased their revenues by about 12% and 3% respectively while DCG, including legacy ST-Ericsson products, registered a decline of revenues of approximately 18%.

Net Revenues by Market Channel(1)

	Three Months Ended
	December 31, 2014	September 27, 2014	December 31, 2013
	(Unaudited, in %)
OEM	68%	68%	73%
Distribution	32	32	27
Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

Our revenues in Distribution registered an increase of about 5 percentage points year-over-year, reaching a 32% share of total revenues.

Net Revenues by Location of Shipment(1)

	Three Months Ended			% Variation
	December 31, 2014	September 27, 2014	December 31, 2013	Sequential	Year-Over- Year
	(Unaudited, in millions)
EMEA	$458	$503	$474	(8.9)%	(3.2)%
Americas	277	297	293	(6.8)	(5.7)
Greater China-South Asia	869	842	902	3.2	(3.6)
Japan-Korea	225	244	346	(8.1)	(35.1)
Total	$1,829	$1,886	$2,015	(3.0)%	(9.2)%

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

By location of shipment, revenues declined in all regions year-over-year while sequentially only Greater China-South Asia region’s revenue increased. On a year-over-year basis, the largest decline is in the Japan & Korea region, mainly due to the phasing out of legacy ST-Ericsson products.

Gross profit

	Three Months Ended			Variation
	December 31, 2014	September 27, 2014	December 31, 2013	Sequential		Year-Over- Year
	(Unaudited, in millions)
Cost of sales	$(1,210)	$(1,240)	$(1,353)	2.4%		10.5%
Gross profit	$619	$646	$662	(4.3)%		(6.6)%
Gross margin (as percentage of net revenues	33.8%	34.3%	32.9%	(50	) bps	90	bps

Fourth quarter gross margin was 33.8%, increasing on a year-over-year basis by approximately 90 basis points, mainly due to improved manufacturing efficiencies, a more favorable product mix and a positive currency effect, partially offset by the negative impact of lower selling prices and higher unused capacity charges. Unused capacity charges amounted to $29 million compared to $7 million in the previous year quarter.

On a sequential basis, gross margin in the fourth quarter decreased by 50 basis points, mainly due to the negative impact of selling prices and increased unused capacity charges, partially offset by improved manufacturing efficiencies and a positive currency effect. Unused capacity charges amounted to $14 million in the previous quarter.

Operating expenses

	Three Months Ended			Variation
	December 31, 2014	September 27, 2014	December 31, 2013	Sequential		Year-Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(235)	$(226)	$(249)	(3.9)%		5.6%
Research and development expenses	$(376)	$(377)	$(407)	0.2%		7.7%
As percentage of net revenues	(33.5)%	(32.0)%	(32.6)%	(150	) bps	(90	) bps

The amount of our operating expenses decreased on a year-over-year basis, mainly due to the savings resulting from our cost savings plans initiated in the prior year and a favorable currency effect. On a sequential basis our operating expenses increased mainly due to a longer calendar. As a percentage of revenues, our operating expenses amounted to 33.5%, increasing both year-over-year and sequentially by approximately 90 and 150 basis points, respectively.

Fourth quarter 2014 R&D expenses were net of research tax credits, which amounted to $42 million, compared to $43 million in the fourth quarter of 2013 and $34 million in the third quarter of 2014.

Other income and expenses, net

	Three Months Ended
	December 31, 2014	September 27, 2014	December 31, 2013
	(Unaudited, in millions)
Research and development funding	$53	$27	$28
Phase-out and start-up costs	(3)	(7)	(3)
Exchange gain, net	—	2	2
Patent costs, net of reversal of unused provisions	—	1	(13)
Gain on sale of non-current assets	—	11	1
Other, net	—	(2)	(3)
Other income and expenses, net	$50	$32	$12
As percentage of net revenues	2.7%	1.7%	0.6%

In the fourth quarter of 2014, we recognized an income, net, of $50 million, increasing year-over-year due mostly to the recognition of Nano 2017 R&D grants, including some catch-up related to previous period, as well as lower patent costs.

On a sequential basis the increase is mostly related to lower phase-out costs and the catch-up of some R&D funding, partially offset by lower gain on sale of businesses.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2014	September 27, 2014	December 31, 2013
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(20)	$(38)	$(29)

In the fourth quarter of 2014, we recorded $20 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $17 million of restructuring charges related to the “EPS restructuring plan’’; (ii) $1 million of restructuring charges related to our “plan 600”; and (iii) $2 million of restructuring charges related to the manufacturing consolidation plans.

In the fourth quarter of 2013, we recorded $29 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $20 million restructuring charges related to our “plan 600”; (ii) $5 million impairment charge on Veredus as a result of the reclassification of its assets as Assets held for sale as of December 31, 2013; (iii) $2 million restructuring charges related to the manufacturing consolidation plans; and (iv) $2 million related to other restructuring initiatives.

In the third quarter of 2014, we recorded $38 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $23 million of impairment charges on the DCG dedicated intangible assets; and (ii) $13 million of restructuring charges related to the “EPS restructuring plan”.

Operating income (loss)

	Three Months Ended
	December 31, 2014	September 27, 2014	December 31, 2013
	(Unaudited, in millions)
Operating income (loss)	$38	$37	$(11)
As percentage of net revenues	2.1%	1.9%	(0.6)%

The fourth quarter of 2014 registered an operating income of $38 million compared to an operating loss of $11 million in the year-ago quarter and an operating income of $37 million in the prior quarter. Compared to the year-ago period, the improvement in our operating results was mainly due to the savings in operating expenses, lower amounts of impairment and restructuring charges and higher other income. On a sequential basis, while the operating income was stable, we experienced an increase in operating expenses offset by lower impairment and restructuring charges and higher other income.

Operating income (loss) by product segment

	Three Months Ended (unaudited)
	December 31, 2014		September 27, 2014		December 31, 2013
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Sense & Power and Automotive Products (SP&A)	$102	8.8%	$114	9.4%	$96	7.7%
Embedded Processing Solutions (EPS)	(10)	(1.5)	(27)	(4.1)	(66)	(8.5)
Total operating income (loss) of product segments	92	5.0	87	4.6	30	1.5
Others(1)	(54)	—	(50)	—	(41)	—
Total consolidated operating income (loss)	$38	2.1%	$37	1.9%	$(11)	(0.6)%

(1)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

On a year-over-year basis, both segments improved their performance with SP&A increasing its operating income and EPS decreasing its operating loss. On a sequential basis, EPS decreased its operating loss while SP&A operating income decreased.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	December 31, 2014	September 27, 2014	December 31, 2013
	(Unaudited, in millions)
Total operating income of product segments	$92	$87	$30
Unused capacity charges	(29)	(14)	(7)
Impairment, restructuring charges and other related closure costs	(20)	(38)	(29)
Strategic and other research and development programs	(2)	(2)	(1)
Phase-out and start-up costs	(3)	(7)	(3)
Other non-allocated provisions(1)	—	11	(1)
Total operating loss Others	(54)	(50)	(41)
Total consolidated operating income (loss)	$(38)	$37	$(11)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Three Months Ended
	December 31, 2014	September 27, 2014	December 31, 2013
	(Unaudited, in millions)
Interest expense, net	$(6)	$(7)	$(3)

We recorded a net interest expense of $6 million, compared to an expense of $3 million in the prior-year quarter and $7 million in the prior quarter. The year-over-year increase resulted from the interest expense on the Senior Bonds. The non-cash interest expense of the Senior Bonds amounted to $5 million in the third and fourth quarter of 2014.

Income (loss) on equity-method investments

	Three Months Ended
	December 31, 2014	September 27, 2014	December 31, 2013
	(Unaudited, in millions)
Income (loss) on equity-method investments	$17	$—	$(12)

In the fourth quarter of 2014, we recorded a profit of $17 million mostly related to our share of the profit in ST-Ericsson JVS. In the fourth quarter of 2013, we recorded a charge of $12 million, of which $7 million related to our share of the losses in ST-Ericsson JVS and $5 million related to our share in 3Sun.

Income tax benefit (expense)

	Three Months Ended
	December 31, 2014	September 27, 2014	December 31, 2013
	(Unaudited, in millions)
Income tax benefit (expense)	$(3)	$42	$(8)

During the fourth quarter of 2014, we registered an income tax expense of $3 million, reflecting actual tax charges and benefits in each jurisdiction as well as the true-up of tax provisions based upon the most updated visibility on open tax matters in several jurisdictions.

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

Net income (loss) attributable to parent company

	Three Months Ended
	December 31, 2014	September 27, 2014	December 31, 2013
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$43	$72	$(36)
As percentage of net revenues	2.3%	3.8%	(1.8)%

For the fourth quarter of 2014, we reported a net income of $43 million, compared to a net loss of $36 in the prior-year quarter and a net income of $72 million in the prior quarter. The fourth quarter net income represented earnings per share of $0.05 compared to $(0.04) in the prior-year quarter and $0.08 in the prior quarter.

In the fourth quarter of 2014, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items, a non U.S. GAAP measure, was approximately $(0.02) per share, while it was approximately $(0.03) and $(0.05) per share in the prior-year and prior quarters, respectively.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time the prices in the industry tend to align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, exchange rate fluctuations affect our results of operations: in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive only a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. On the other hand, our results are favorably impacted when the dollar strengthens. The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

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

Our Consolidated Statements of Income for 2014 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.34 for €1.00 for the full year 2014, compared to $1.31 for €1.00 for the full year 2013. Our effective exchange rate was $1.29 for €1.00 for the fourth quarter of 2014, $1.34 for €1.00 for the third quarter of 2014 and $1.34 for €1.00 for the fourth quarter of 2013. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances. As of December 31, 2014, the outstanding hedged amounts were €625 million to cover manufacturing costs and €432 million to cover operating expenses, at an average exchange rate of about $1.32 to €1.00 (considering the collars at upper strike), maturing over the period from January 5, 2015 to December 3, 2015. As of December 31, 2014, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $73 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred profit of approximately $39 million before tax at December 31, 2013.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2014, the outstanding hedged amounts were SGD 136 million at an average exchange rate of about SGD 1.28 to $1.00 maturing over the period from January 8, 2015 to December 4, 2015. As of December 31, 2014, these outstanding hedging contracts resulted in a deferred loss of approximately $3 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $1 million before tax at December 31, 2013.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In 2014, as a result of our cash flow hedging, we recorded a net loss of $2 million, consisting of a loss of about $1 million to selling, general and administrative expenses and a loss of about $1 million to costs of goods sold, while in 2013, we recorded a net profit of $33 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $4 million recorded in “Other income and expenses, net” in our 2014 Consolidated Statement of Income compared to a net gain of $8 million recorded in 2013.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At December 31, 2014, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

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

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the Senior Bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At December 31, 2014, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.63%. At the same date, the average interest rate on our outstanding debt was 1.83% while the average rate of the cash interests on our total debt at redemption value was 0.67%.

Impact of Changes in Equity Prices

As of December 31, 2014, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 10 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our total liquidity and capital resources were $2,351 million as of December 31, 2014, increasing compared to $1,894 million at December 31, 2013. As of December 31, 2014, our total liquidity and capital resources were comprised of $2,017 million in cash and cash equivalents and $334 million in marketable securities, all considered as current assets.

As of December 31, 2014, marketable securities were $334 million invested in U.S. Government Treasury Bonds with an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively. The weighted average maturity of the marketable securities portfolio was 5.3 years. The securities are classified as available-for-sale and reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2014, our net cash increased by $181 million, due to the net cash from operating and financing activities exceeding the net cash used in investing activities.

The components of our cash flow for the last three years are set forth below:

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Net cash from operating activities	$715	$366	$612
Net cash used in investing activities	(784)	(379)	(396)
Net cash from (used in) financing activities	262	(388)	135
Effect of changes in exchange rates	(12)	(13)	(13)
Net cash increase (decrease)	$181	$(414)	$338

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2014 was $715 million, increasing compared to $366 million in the prior year period. Net cash from operating activities for 2014 compared to the prior year benefited from an increased net income adjusted for non-cash items, partially offset by the unfavorable changes in net working capital.

Net cash used in investing activities. Investing activities used $784 million of cash in 2014, mainly due to payments for the purchase of tangible, intangible, financial assets and marketable securities, partially offset by the proceeds from the sale of marketable securities and the sale of businesses. The increase in net cash used in investing activities compared to the $379 million in the prior year was primarily due to a higher payment for purchase of marketable securities, net of proceeds, a lower amount of proceeds from the sale of businesses and a lower amount of of payments for purchase of tangible assets, net of proceeds. Payments for purchase of tangible assets, net of proceeds, totaled $496 million, compared to $531 million in 2013.

Net cash from (used in) financing activities. Net cash from financing activities was $262 million for 2014, compared to the $388 million used in 2013. The increase in the net cash from financing activities was primarily due to the $994 million net proceeds from the issuance of the Senior Bonds in 2014, partially offset by $156 million of repurchases of common stock. The 2014 amount included $354 million in dividends paid to stockholders compared to $346 million paid in 2013.

Free Cash Flow (non U.S. GAAP measure). We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in the sale of businesses. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Net cash from operating activities	$715	$366	$612
Net cash used in investing activities	(784)	(379)	(396)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, change in short-term deposits, restricted cash, net and net variation for joint ventures deconsolidation	266	(166)	(183)
Payment for purchase and proceeds from sale of tangible and intangible assets(1)	(518)	(545)	(579)
Free Cash Flow (non U.S. GAAP measure)	$197	$(179)	$33

(1)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses.

Free Cash Flow was positive $197 million in 2014, compared to negative $179 million in 2013, reflecting the exit from ST-Ericsson, our performance improvement, monetization of non strategic assets and collection of a higher level of R&D grants including a catch-up of prior year grants.

Capital Resources

Net Financial Position (non U.S. GAAP measure). Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Cash and cash equivalents	$2,017	$1,836	$2,250
Marketable securities	334	57	238
Restricted cash	—	—	4
Short-term deposits	—	1	1
Total financial resources	2,351	1,894	2,493
Bank overdrafts and short-term debt	(202)	(225)	(630)
Long-term debt	(1,603)	(928)	(671)
Total financial debt	(1,805)	(1,153)	(1,301)
Net Financial Position	$546	$741	$1,192

Our Net Financial Position as of December 31, 2014 was a net cash position of $546 million, decreasing compared to the net cash position of $741 million at December 31, 2013, as a result of our dividends payment, the repurchase of common stock and the debt resulting from the issuance of the Senior Bonds exceeding our positive Free Cash Flow and the net proceeds from the issuance of the Senior Bonds.

At December 31, 2014, our financial debt was $1,805 million, composed of (i) $202 million of current portion of long-term debt and (ii) $1,603 million of long-term debt. The breakdown of our total financial debt included: (i) $900 million in European Investment Bank loans (the “EIB Loans”), (ii) $888 million in the Senior Bonds, (iii) $16 million in loans from other funding programs, and (iv) $1 million of capital leases. The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs. The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 for a total amount of $341 million, of which $48 million remained outstanding as at December 31, 2014. The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $109 million remained outstanding as of December 31, 2014. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $331 million remained outstanding as of December 31, 2014. The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $412 million is outstanding as of December 31, 2014.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $583 million.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

As of December 31, 2014, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2015	2016	2017	2018	2019	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,917	$202	$193	$117	$116	$715	$574

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the Senior Bonds prior to their maturity in certain circumstances. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.40% and Tranche B: 3.22%, including 1% p.a. nominal interest). In the computation of diluted earnings per share, the Senior Bonds will be dilutive only for the portion of net-share settlement underlying the conversion premium when the conversion option is in the money.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary, issued floating rate senior bonds. These bonds, which matured on March 17, 2013, paid a quarterly coupon rate of the three-month Euribor plus 0.40%. On March 17, 2013, we repaid at maturity with available cash the residual outstanding bonds in the amount of $455 million.

On June 26, 2014 we announced the launch of a share buy-back program for the purchase of up to 20 million ordinary shares, as authorized by the shareholders’ meeting held on June 13, 2014. Purchases of shares were made on the Borsa Italiana exclusively and were completed on November 10, 2014. The purchased shares will not be retired but are currently intended to meet our future obligations in relation to the employee stock award plans.

Our current rating with rating agencies are as follow: Moody’s: “Baa3” with stable outlook; S&P: “BBB-” with stable outlook; Fitch (on an unsolicited basis): “BBB-” with stable outlook.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2014, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2015	2016	2017	2018	2019	Thereafter
Operating leases(2)	$199	$47	$34	$27	$21	$13	$57
Purchase obligations(2)	391	362	15	6	5	3	—
of which:
Equipment and other asset purchases	171	171	—	—	—	—	—
Foundry purchases	83	83	—	—	—	—	—
Software, design, technologies and licenses	137	108	15	6	5	3	—
Other obligations(2)	512	284	117	81	28	2	—
Long-term debt obligations (including current portion)(3)(4)	1,917	202	193	117	116	715	574
of which:
Capital leases(3)	1	1	—	—	—	—	—
Pension obligations(3)	392	9	21	24	33	31	274
Other long-term liabilities(3)	182	—	60	10	9	7	96
Total	$3,593	$904	$440	$265	$212	$771	$1,001

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2014.
(3)

Items reflected on the Consolidated Balance Sheet at December 31, 2014. For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.

(4)	See Note 13 to our Consolidated Financial Statements at December 31, 2014 for additional information related to long-term debt.

As a result of our planned closures of certain manufacturing facilities, some of the aforementioned contracts have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2015 to 2019 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Long-term debt obligations mainly consist of bank loans and Senior Bonds. In 2015, we expect to redeem with available cash and cash equivalents a $202 million loan received from European Investment Bank as an annual installment. See “— Net financial position (non U.S. GAAP measure)” above.

Pension obligations amounting to $392 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 14 to our Consolidated Financial Statements. As part of the Flash divestiture, we retained the obligation to fund the severance payment (trattamento di fine rapporto) due to certain transferred employees by the defined amount of about $10 million which qualifies as a defined benefit plan and was classified as an “other long-term liability” at December 31, 2014.

Other long-term liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2014, we had unrecognized tax benefits of $313 million. We do not expect to recognize any of these tax benefits in 2015. We are not, however, able to provide a reasonably reliable estimate of when these benefits will be recognized.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2014.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current visibility on demand, we anticipate our capital expenditure to be approximately $600 million in 2015, to be adjusted based on demand thereafter. The most important of our 2015 capital expenditure projects are expected to be: (a) for our front-end facilities: (i) in our 300-mm fab in Crolles, technology evolution and mix evolution to support the production ramp up of new technologies and start-up of the infrastructure for its next expansion phase; (ii) a few selective programs of mix evolution, mainly in the area of analog processes; (iii) qualification and ramp-up of technologies in 200-mm in Singapore and Catania and start-up of the infrastructure for the next expansion phase in Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150-mm and 200-mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand and secure service to strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

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

In support of our R&D activities, we signed the Nano2017 program with the French government in 2013, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be not material to our consolidated cash flows, based on our current visibility of the ST-Ericsson liquidation balance.

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

Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our Annual General Meeting of Shareholders (“AGM”) upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our AGM concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

Our Supervisory Board was composed of the following nine members as of December 31, 2014:

Name	Position	Year Appointed		Term Expires	Age
Maurizio Tamagnini	Chairman	2014	(1)	2017	49
Didier Lombard	Vice Chairman	2004		2017	72
Jean d’Arthuys	Member	2011		2017	48
Janet G. Davidson	Member	2013		2016	58
Heleen Kersten	Member	2014	(2)	2017	49
Jean-Georges Malcor	Member	2011		2017	58
Alessandro Ovi	Member	2007		2016	70
Alessandro Rivera	Member	2011		2017	44
Martine Verluyten	Member	2012		2015	63

(1)	Mr. Tamagnini was appointed as a member of our Supervisory Board on June 13, 2014.
(2)	Ms. Kersten was appointed as a member of our Supervisory Board on June 13, 2014.

Resolutions of our Supervisory Board require the approval of at least three quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website (www.st.com).

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

Biographies of our Current Supervisory Board Members

Maurizio Tamagnini has been a member and the Chairman of our Supervisory Board since June 2014. He also serves on our Supervisory Board’s Nominating and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee. Mr. Tamagnini is currently Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano Spa (FSI), an investment company with €4.4 billion capital which invests in large corporates, sponsored by Cassa depositi e prestiti Spa. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Mr. Tamagnini is also Chairman of the Joint Venture between FSI and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. He is also a member of the Advisory Board of RDIF (the Russian Direct Investment Fund), of the Italian Ministry of Economic Development Industrial Compact task force and was a member of the Organization Committee for the 2014 Worldwide Female Volleyball Championships, held in Milan. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Didier Lombard has been a member of our Supervisory Board since 2004 and has been its Vice-Chairman since June 2014. He was the Supervisory Board’s Chairman from 2011 until 2014. Mr. Lombard serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Lombard was appointed Chairman and Chief Executive Officer of Orange (formerly France Telecom) in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of Orange in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as Orange’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of Orange’s Executive Committee. Mr. Lombard was also a member of the board of directors of Thales until May 2014. He is also the Chairman of the board of directors of Technicolor (previously Thomson), one of our customers, as well as a member of the supervisory board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the supervisory board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Jean d’Arthuys has been a member of our Supervisory Board since May 2011. Mr. d’Arthuys serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. d’Arthuys is also the Chairman and CEO of FT1CI. He joined Bpifrance (formerly Fonds Stratégique d’Investissement) in 2010 as Director and member of the Executive Committee. Mr. d’Arthuys was a partner in the fund PAI Partners from 2007 until 2010, in particular in charge of the sectors media, internet and telecom. He was previously Chairman and Chief Executive Officer of television channels Paris Premiere and W9. Mr. d’Arthuys spent the main part of his career at the Executive Board of the Group M6, where he had various functions (from 1996 until 2007). He managed in particular the activities of digital television and the development of the Group. He was a board member of TPS, Sportfive and Newsweb. Mr. d’Arthuys was also Chairman and Chief Executive Officer of the soccer club Girondins de Bordeaux. Mr. d’Arthuys is also a member of the board of directors of Eutelsat Communications S.A. and Talend Inc. Mr. d’Arthuys graduated from HEC Business School.

Janet G. Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Heleen Kersten has been a member of our Supervisory Board since June 2014. She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nominating and Corporate Governance Committee. Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013. Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York, Dubai and Hong Kong. She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993). After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997. As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance. Ms. Kersten is currently a member of the supervisory boards of Egeria Investment B.V. (since 2007 and Chairman since October 2014) and Van Lanschot N.V. (since 2011). Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. He also serves on our Supervisory Board’s Audit Committee. Mr. Malcor is the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010. Since June 2013, Mr. Malcor has been a member of the Supervisory Board (as well as its Appointment and Compensation Committee) of the Fives Group.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our Annual General Meeting of Shareholders in March 2005. He was reappointed to our Supervisory Board at the 2007 Annual General Meeting of Shareholders. Mr. Ovi serves on our Supervisory Board’s Audit Committee and Strategic Committee. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been special advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director of LandiRenzo S.p.A and Almaviva S.p.A. Mr. Ovi is a Life Trustee in Carnegie Mellon University and a member of the board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Compensation Committee and Nominating and Corporate Governance Committee. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been the Government representative in the “Consiglio Superiore” of the Bank of Italy, and in the Financial Services Committee. Since 2013 he has been a member of the Board of Directors and Compensation Committee of Cassa Depositi e Prestiti. From 2011 to 2014 he was a member of the Board of Directors and Compensation Committee of Poste Italiane S.p.A.. From 2008 to 2011 he was a member of the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Martine Verluyten has been a member of our Supervisory Board since May 2012. Ms. Verluyten serves on our Supervisory Board’s Audit Committee and has been its Chair since April 22, 2013. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23 year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten is also member of the board of directors of Thomas Cook plc, 3i plc and GBL (group Bruxelles Lambert). Ms. Verluyten began her career in 1973 at KPMG as an Auditor.

Supervisory Board Committees

Membership and Attendance. As of December 31, 2014, the composition of the four standing committees of our Supervisory Board was as follows: (i) Ms. Martine Verluyten is the Chair of the Audit Committee, and Ms. Janet G. Davidson, Ms. Heleen Kersten and Messrs. Jean-Georges Malcor and Alessandro Ovi are members of the Audit Committee; (ii) Mr. Maurizio Tamagnini is the Chairman of the Compensation Committee, and Mr. Jean d’Arthuys, Ms. Heleen Kersten, Messrs. Didier Lombard and Alessandro Rivera are members of the Compensation Committee; (iii) Ms. Heleen Kersten is the Chair of the Nominating and Corporate Governance Committee, and Messrs. Jean d’Arthuys, Didier Lombard, Alessandro Rivera and Maurizio Tamagnini are members of the Nominating and Corporate Governance Committee; and (iv) Mr. Maurizio Tamagnini is the Chairman of the Strategic Committee, and Ms. Janet G. Davidson and Messrs. Jean d’Arthuys, Didier Lombard and Alessandro Ovi are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2014 is as follows:

Number of Meetings Attended in 2014	Full Board	Audit Committee	Compensation Committee	Strategic Committee	Nominating & Corporate Governance Committee
Maurizio Tamagnini(1)	7	n/a	1	5	2
Didier Lombard	11	n/a	2	5	7
Jean d’Arthuys	8	n/a	1	4	5
Janet G. Davidson	11	9	n/a	5	n/a
Heleen Kersten(2)	6	4	n/a	n/a	2
Jean-Georges Malcor	11	9	n/a	n/a	n/a
Alessandro Ovi	10	7	n/a	5	n/a
Alessandro Rivera	9	n/a	2	n/a	6
Bruno Steve(3)	4	n/a	1	0	6
Martine Verluyten	11	10	n/a	n/a	n/a
Tom de Waard(4)	4	4	1	n/a	5

(1)	Mr. Tamagnini was appointed as a member of our Supervisory Board on June 13, 2014.
(2)	Ms. Kersten was appointed as a member of our Supervisory Board on June 13, 2014
(3)	Mr. Steve’s mandate as member of our Supervisory Board expired on June 13, 2014.
(4)	Mr. de Waard’s mandate as a member of our Supervisory Board expired on June 13, 2014.

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

Our Audit Committee met 10 times during 2014. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Head of Corporate Control, General Counsel, Chief Compliance Officer, Chief Audit and Risk Executive and external auditors. Our Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2014, and the results press release was published on January 28, 2015.

Our Audit Committee approved the compensation of our external auditors for 2014 and discussed the scope of their audit, audit related and non-audit related services for 2015. The Audit Committee also initiated the selection process of our next external auditors, who will be proposed for appointment at our 2015 General Meeting of Shareholders.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results and earnings press release, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our Annual General Meeting of Shareholders, which was held on June 13, 2014. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Also in 2014, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting, and supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process which is led by our Chief Audit and Risk Executive.

As part of each of its quarterly meetings, our Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee. Our Compensation Committee was established to advise our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. Our Compensation Committee met 2 times in 2014.

Among its main activities, in 2014 our Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year ended on December 31, 2013; (ii) reviewed the performance criteria relating to the CEO bonus for the fiscal year ending on December 31, 2014; and (iii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards. In particular, our Compensation Committee recommended that the performance targets for the bonus of our CEO be based on, among other factors, the Company’s share price evolution versus SOXX, revenues growth as well as certain financial targets and special programs.

For the 2014 unvested stock award plan, our Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income evolution, as compared against a panel of semiconductor companies, and cash flow targets.

Strategic Committee. Our Strategic Committee was established to advise the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. Our Strategic Committee met 5 times in 2014. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members. Among its main activities, our Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee was created to advise the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and to review principles relating to corporate governance. Our Nominating and Corporate Governance Committee met 7 times during 2014 to discuss proposals for the appointment of members to our Supervisory Board, recent developments in Dutch and U.S. law and best practices regarding corporate governance, the process for the self-evaluation of our Supervisory Board, and preparations for our annual general meeting.

Secretariat and Controllers. Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Mr. Gabriele Pagnotta serves as Secretary, Mr. Bertrand Loubert serves as Vice Secretary and Mr. Philippe Dereeper, our Chief Compliance Officer, serves as Executive Secretary for our Supervisory Board, and for each of the Committees of our Supervisory Board.

Our Supervisory Board appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our Supervisory Board. The current Controllers are Messrs. Nicolas Manardo and Giorgio Ambrosini.

The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers. See “Item 7. Major Shareholders and Related Party Transactions”.

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, who was re-appointed in 2014 for a three-year term to expire at the end of our 2017 Annual General Meeting of Shareholders, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Since its creation in 1987, our Managing Board has always been comprised of a sole member. The member of our Managing Board is appointed for a three year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three year term, as defined in our Articles of Association (upon approval of at least three quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

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

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft Consolidated Balance Sheets and Consolidated Financial Statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, FT1CI, Italian Ministry of the Economy and Finance, Bpifrance or CEA; (vii) the key parameters of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semi-annual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the Consolidated Balance Sheets and notes thereto in our most recently adopted (statutory) annual accounts.

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

Our senior managers as of December 31, 2014 were:

Name	Position	Years with Company	Years in Semi-Conductor Industry	Age
Carlo Bozotti	President and Chief Executive Officer	38	38	62
Jean-Marc Chery	Chief Operating Officer	30	30	54
Carlo Ferro	Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services	15	15	54
Mario Arlati	Executive Vice President, Strategies and Business Management Sense & Power and Automotive Products (SP&A)	40	40	66
Georges Auguste	Executive Vice President, General Manager, Packaging and Test Manufacturing	28	40	65
Eric Aussedat	Executive Vice President, General Manager, Imaging Division	33	33	61
Orio Bellezza	Executive Vice President, General Manager, Front-End Manufacturing & Technology R&D Sense & Power and Automotive Products (SP&A)	31	31	55

Name	Position	Years with Company	Years in Semi-Conductor Industry	Age
Gian Luca Bertino	Executive Vice President, General Manager, Digital Product Group	17	28	55
Philippe Brun	Corporate Vice President, Human Resources and Sustainable Development	28	28	56
Marco Luciano Cassis	Executive Vice President, President, Japan and Korea Region	27	27	51
Paul J. Cihak(1)	Executive Vice President, General Manager, Sales & Marketing, Europe, Middle East and Africa	16	21	43
Andrea Cuomo	Executive Vice President, Advanced Systems Technology and Special Projects, STMicroelectronics; Chairman 3Sun	31	31	60
Claude Dardanne	Executive Vice President, General Manager, Microcontroller, Memory & Secure MCU Group	32	35	62
Lorenzo Grandi	Corporate Vice President, Corporate Control	27	27	53
Paul Grimme	Executive Vice President, Mass Market and Online Marketing Programs	6	34	55
Fabio Gualandris	Executive Vice President, Product Quality Excellence	27	30	55
François Guibert	Executive Vice President, President, Greater China and South Asia Region	34	37	61
Joël Hartmann	Executive Vice President, Front-End Manufacturing & Technology R&D, Embedded Processing Solutions (EPS)	14	36	59
Otto Kosgalwies	Executive Vice President, Company Infrastructures and Services	31	31	59
Robert Krysiak	Executive Vice President, President, Americas Region	32	32	60
Philippe Magarshack	Executive Vice President, Chief Technology Officer, Embedded Processing Solutions	20	29	53
Marco Monti	Executive Vice President, General Manager Automotive Product Group	28	28	53
Carmelo Papa	Executive Vice President, General Manager, Industrial & Power Discrete Group	32	32	65
Georges Penalver	Chief Strategy Officer, Executive Vice President, Strategy, Communication, Human Resources and Quality	3	3	58
Steven Rose	Corporate Vice President & General Counsel	23	23	52
Benedetto Vigna	Executive Vice President, General Manager, Analog, MEMS & Sensors Group	20	20	45

(1)	Mr. Paul J. Cihak has held this position since April 2014.

Biographies of our Current Senior Management

Carlo Bozotti is President and Chief Executive Officer and has held this position since March 2005. He is the Sole Member of the Managing Board and chairs ST’s Corporate Strategic Committee. Mr. Bozotti joined

SGS-ATES (later renamed SGS Microelettronica), a predecessor company to STMicroelectronics, in 1977. Ten years later, when SGS Microelettronica of Italy merged with Thomson Semiconducteurs of France to form a new European champion, which is ST today and is among the leading semiconductor companies worldwide, Mr. Bozotti became General Manager of the Telecom Product Division. Subsequently, he was promoted to Director of Corporate Strategic Marketing and Key Accounts and, later, to Corporate Vice President, Marketing and Sales, Americas. In 1994, Mr. Bozotti was appointed Corporate Vice President for Europe and the Headquarters Regions, overseeing the Company’s sales in Europe, as well as sales to key customers and strategic marketing worldwide. From 1998 to 2005, Mr. Bozotti served as Corporate Vice President and General Manager of the Memory Products Group. Mr. Bozotti is a member of the High-Level Group on Key Enabling Technologies (HLG) and the Electronics Leaders Group (ELG) launched in 2010 and 2013, respectively, by the European Commission. Mr. Bozotti graduated with a degree in Electronic Engineering from the University of Pavia, Italy.

Jean-Marc Chery is Chief Operating Officer and has held this position since April 2014. He is also in charge of ST’s Embedded Processing Solutions (EPS) Segment and the Packaging & Test Manufacturing for the whole Company. Mr. Chery is Vice Chairman of ST’s Corporate Strategic Committee. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Mr. Chery led the company-wide 6-inch wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012). He chairs the Board of STS, ST’s manufacturing joint venture in China, and holds board memberships at the European microelectronics R&D programs CATRENE and AENEAS. Mr. Chery graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

Carlo Ferro is Executive Vice President, Finance, Legal, Infrastructure and Services, and Chief Financial Officer (CFO). He has held the CFO position at ST since May 2003, with temporary suspension during his tenure at ST-Ericsson, where he first served as Chief Operating Officer (February 2012 – March 2013) and President and Chief Executive Officer from April 2013 through April 2014, leading the re-organization to split up the joint-venture business and resources to the two shareholders ST and Ericsson and wind down the JV. Since August 2013, Mr. Ferro’s overall responsibilities at ST have encompassed, in addition to Finance and Control, Central Operational Planning, Global Procurement, Legal, Intellectual Property, Compliance, Information and Communication Technology, Investor Relations, and Public Affairs in Italy. He is a member of ST’s Corporate Strategic Committee. From 1992 to 1996, Mr. Ferro gained extensive experience in Planning and Control, Corporate Finance and M&A at Finmeccanica, the leading Italian high-tech engineering and manufacturing group and a former shareholder of STMicroelectronics. Over the next three years he held executive positions for Elsag Bailey Process Automation NV, a global leader in process control listed at NYSE, first as Vice President for Strategic Planning, and later as Vice President for Planning and Control and Principal Financial Officer. In 1999, Ferro joined ST as Group Vice President Corporate Finance, overseeing finance and accounting for all the Company’s worldwide affiliates, tax planning, internal control, internal audit, and finance for M&A. In 2002, he became Deputy CFO, and was promoted to Chief Financial Officer in 2003. Mr. Ferro sits on the Board of Directors of STS, the Company’s manufacturing joint venture in China, holds board memberships at ST’s affiliates in France and Italy, and is Chairman of the Board of Directors of ST-Ericsson in liquidation SA. He served as Chairman of Incard and sole Managing Director of ST Service Srl. Mr. Ferro graduated in Business and Economics from the LUISS Guido Carli University in Rome, where he served as a professor of Planning and Control until 1996 and as an associate professor of Finance from 2008 through 2011. He is a Certified Public Accountant in Italy.

Mario Arlati is Executive Vice President, Strategies and Business Management for the Sense & Power and Automotive Products (SP&A) Segment and has held this position since August 2013. Mr. Arlati started his professional career at SGS-ATES, a predecessor company of STMicroelectronics. He was an integral member of the teams that managed the 1987 merger of SGS Microelettronica and Thomson Semiconducteurs, and later, in 1994, ST’s Initial Public Offering on the NYSE and Euronext Paris, followed in 1998 by ST’s listing on the Borsa Italiana. Mr. Arlati’s career has covered all of the various functions including Accounting, Business Control, Finance, and Consolidation Reporting, in positions of increasing responsibility. He was promoted to Corporate Controller and later became Chief Accounting Officer and Head of External Reporting. He also participated in the establishment of the ST Foundation, an independent charitable organization, serving as a Director since its inception. From February 2012 to July 2013, Mr. Arlati served as Chief Financial Officer of ST. He graduated with a degree in Business and Economics from Università Cattolica in Milan, Italy.

Georges Auguste is Executive Vice President and General Manager of the Packaging and Test Manufacturing organization and has held this position since May 2011. Mr. Auguste started his career in semiconductors with Philips as a technical manager. He joined Thomson Semiconducteurs, a predecessor company to STMicroelectronics, in 1986, and two years later was appointed General Manager of the manufacturing facility in Nancy, France. From 1990, Mr. Auguste served as Managing Director of the Company’s operations in Morocco. In 1997, he was appointed Director of the Total Quality and Environment Group, and, in 1999, he was promoted to Corporate Vice President, responsible for implementing ST’s goals to reduce consumption of natural resources and further improve quality. In 2005, Mr. Auguste’s mission was enlarged to cover the coordination of ST’s corporate responsibility strategy, encompassing social, ethical and environmental aspects. In 2008, he became Executive Vice President, Director of Product Quality Excellence, addressing product quality matters throughout the Company’s operations. Mr. Auguste graduated with an engineering degree from the Ecole Supérieure d’Electricité in Paris and holds the diploma of the “Institut d’Administration des Entreprises” (Institute of Business Administration).

Eric Aussedat is Executive Vice President and General Manager of the Imaging Division and has held this position since October 2014. Mr. Aussedat joined Thomson Semiconducteurs, a predecessor company to ST, as Product Engineer in 1981. He held various positions in product engineering and planning and was promoted Planning Manager of the Video Products Group in 1986. Later on, he was appointed to manage the product and manufacturing planning operations of INMOS, a UK company acquired by ST. Subsequently, he supervised the Engineering and Test Strategy for the Programmable Product Group before his promotion to head ST’s Microcontroller Division in 1995. In 2000-2004, Mr. Aussedat led the TV and Display Division and became General Manager of ST’s Cellular Communication Division in 2005. Two years later, he was appointed General Manager of the Imaging Division. In 2012, Mr. Aussedat was appointed ST’s Executive Vice President in charge of the Imaging, Bi-CMOS ASIC and Silicon Photonics Group. Mr. Aussedat graduated with a degree in Electronic Engineering from the Institut National Polytechnique in Grenoble and earned a diploma from the Institut d’Administration des Entreprises of Grenoble.

Orio Bellezza is Executive Vice President and General Manager of Front-End Manufacturing & Technology R&D for the Sense & Power and Automotive Products (SP&A) Segment. He has been responsible for Front-End Manufacturing since 2008 and assumed additional responsibility for technology R&D for automotive and industrial & multisegment products in February 2012. He is a member of ST’s Corporate Strategic Committee. Mr. Bellezza joined SGS-ATES, a predecessor company to STMicroelectronics, in 1984. He soon moved to the Company’s Central R&D organization and participated in several key projects, including the introduction of process technology modules for manufacturing sub-micron non-volatile memories. In 1996, Mr. Bellezza was appointed Director of ST’s R&D facility in Agrate and led its upgrade and expansion into the Company’s development center for non-volatile memory and smart-power technologies. In 2002, he became Vice President of Central R&D, and in 2005, was appointed to Vice President and Assistant General Manager of Front-End Technology and Manufacturing. He has published technical papers and earned several patents in non-volatile memories. Mr. Bellezza graduated with a degree in Chemistry from the University of Milan (Università degli Studi di Milano), Italy.

Gian Luca Bertino is Executive Vice President and General Manager of the Digital Product Group that encompass Consumer, Networking and Imaging products. He has held this position since October 2014. Mr. Bertino started his professional career with Olivetti Personal Computers, where he rose through the ranks to Head of Development, Portable PCs. He joined SGS-Thomson Microelectronics (now STMicroelectronics) in 1997 as a Market Development Manager. The following year he was appointed Director of the Computer and Consumer Business Unit, responsible for sales and marketing in Europe, and was promoted to Europe Region Vice President, Computer and Consumer, in 2000. In 2003, Mr. Bertino joined ST’s Telecommunications, Peripherals and Automotive Group as Vice President and General Manager of the Data Storage Division, where he strengthened the Company’s partnerships in the storage segment. In 2005, he was promoted to Corporate Vice President and General Manager of ST’s Computer Product Group, and in 2008, Mr. Bertino’s group was expanded to include the Communication Infrastructure organization. Mr. Bertino graduated with a degree in Electronic Engineering from the Polytechnic of Turin, Italy.

Philippe Brun is a Corporate Vice President in charge of Human Resources & Sustainable Development. Responsible for HR since August 2012, his mission was expanded to cover the Company’s social responsibility, as well as environment, health, and safety in August 2013. Mr. Brun started his career at the Pechiney Group (now Rio Tinto). In 1986, he joined Thomson Semiconducteurs, a predecessor to STMicroelectronics, as a back-end process engineer. From 1989 to 1996, Mr. Brun managed Human Resources at the Grenoble, France site and served as Site Director at the Company’s St. Genis facility (France). In 1996, he was promoted to Human

Resources Director responsible for over 10,000 employees in ST’s manufacturing organization worldwide. From 1999 to 2010, Mr. Brun served as Fab Operations and Site Director at ST’s plant in Rousset, France. In January 2011, he was appointed Group VP for execution excellence in ST’s Front-End Manufacturing organization. Mr. Brun graduated with an engineering degree from the Ecole Nationale Supérieure d’Arts et Métiers (ENSAM) in France and holds a Master degree in Aerospace engineering from the University of Colorado and a management degree from the IFG School of Business (France).

Marco Cassis is an Executive Vice President and President of the Japan and Korea Region. Mr. Cassis has led ST’s operations in Japan since 2005 and his mandate was expanded to include Korea after the re-organization of the Company’s regional structure in January 2010. Mr. Cassis joined SGS-Thomson Microelectronics (now STMicroelectronics) as a car radio chip designer in 1987. Six years later, he moved to Japan to help expand the Company’s audio business with major Japanese players and contributed to the establishment of ST’s strategic alliance with Pioneer in the late 1990s. In 2000, Mr. Cassis took charge of the Audio Business Unit and he was subsequently promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support and customer service. In 2004, Mr. Cassis was named Vice President of Marketing for automotive, computer peripheral, and telecom products. In 2005, he advanced to VP Automotive Segment Group and joined the Board of STMicroelectronics K.K., the Japanese subsidiary. Mr. Cassis graduated with a degree in Electronic Engineering from the Polytechnic of Milan, Italy.

Paul Cihak is Executive Vice President and General Manager, Sales & Marketing for the Europe, Middle East and Africa Region, and has held this position since April 2014. Mr. Cihak began his career with Hewlett Packard in 1994. He spent five years working in HP’s Inkjet printing business before being hired into strategic account management by STMicroelectronics in 1999. In 2003, Mr. Cihak managed an industry-leading e-Business supply chain project cited as one of the first successful B2B RosettaNet programs in the world. Mr. Cihak rose through the ranks to become Director of Sales in 2004, Vice President of Sales in 2007, and Vice President of ST’s Computer and Peripheral accounts in 2011 leading all aspects of the sales, marketing, application engineering, customer service, and business development strategy. He was promoted in 2012 to lead ST’s largest sales Business Unit managing three Global Key Accounts for the Company. Mr. Cihak was born in San Diego, CA, in 1971. He graduated from the University of Oregon with a degree in History and Political Science and holds a MBA from Portland State University.

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

Claude Dardanne is Executive Vice President and General Manager of the Microcontroller, Memory & Secure MCU (Microcontroller) Group and has held this position since January 2007. He is a member of ST’s Corporate Strategic Committee. Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST. From 1982, he was responsible for microcontroller and microprocessor marketing. Between 1989 and 1994, he was Marketing Director at Apple Computer and Alcatel-Mietec. In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group. In 1998, Mr. Dardanne became Head of the EEPROM Division and was later appointed Group Deputy General Manager and Head of the Smart Card Division. He became head of MMS Group, consolidating Microcontroller, Memory and Secure microcontrollers activities, when it was formed in early 2007. Under his leadership the Group has become a key asset in revenue and market-share growth and profitability. ST is now a world leader of the Microcontroller market. Mr. Dardanne graduated with a degree in Electronic Engineering from the Ecole Supérieure d’Ingénieurs en Génie Electrique in Rouen, France.

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

Paul Grimme is Executive Vice President, Mass Market and Online Marketing Programs, and has held this position since April 2014. Mr. Grimme began his career at Motorola, where he held positions of increasing responsibility in product engineering, marketing and operations management. He served as Corporate Vice President and General Manager of the 8/16-bit Products Division. In 1999, he was promoted to Vice President and General Manager of the Advanced Vehicle Systems Division. He was later appointed Senior Vice President of the Transportation and Standard Products Group and continued in that role at Freescale Semiconductor after Motorola spun off its semiconductor business. Mr. Grimme also served as Senior Vice President and General Manager of Freescale Semiconductor’s Microcontroller Solutions Group. In 2009 Mr. Grimme joined STMicroelectronics and was appointed Executive Vice President and General Manager of STMicroelectronics’ Automotive Product Group. In January 2012, Mr. Grimme became General Manager, Sales & Marketing, for STMicroelectronics’ Europe, Middle East and Africa Region. He graduated from the University of Nebraska (Lincoln) with a degree in Electrical Engineering and from the University of Texas (Austin) with a Master of Business Administration.

Fabio Gualandris is an Executive Vice President in charge of Product Quality Excellence and has held this position since February 2011. Mr. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984, and was promoted to R&D Director of Operations in 1989. In 1996, Mr. Gualandris became Automotive Business Unit Director, focusing on product quality and development. After two years in the U.S. as President and CEO of Semitool, a semiconductor manufacturing equipment vendor, he rejoined ST in 2000 as Group VP responsible for the RAM/PSRAM Product Division and the Flash Automotive Business Unit. In 2005, Mr. Gualandris was appointed CEO of ST Incard, an ST smart-card subsidiary. Two years later, he contributed to the carve out of ST’s Flash Memory Group and subsequently joined Numonyx, the joint venture with Intel, as VP and Supply Chain General Manager. Mr. Gualandris has authored several technical and managerial papers, holds some international patents, and served as a board member in Incard SA, ST Incard, and the Numonyx-Hynix joint venture in China. He also served as Board member and President of Numonyx Italy. Mr. Gualandris graduated in Physics from the University of Milan.

François Guibert is Executive Vice President and President of the Greater China and South Asia Region. He has led ST’s operations in Asia Pacific since 2006; his responsibilities were expanded to include Greater China in 2010. Mr. Guibert joined Thomson Semiconducteurs, a predecessor company to STMicroelectronics, in 1981, after three years at Texas Instruments. He was appointed Director of Semicustom Business for Asia Pacific in 1987 and later became President of ST’s Taiwan operations. Mr. Guibert also held senior positions in Corporate Business Development and Investor Relations. In 2005, he was promoted to Corporate Vice President, Emerging Markets Region General Manager. Mr. Guibert serves as Director of ST’s JV with Shenzhen High Tech Industrial Company. He chairs the EU-ASEAN Business Council, the Board of Advisors for the Singapore Semiconductor Industry Association, and sits on boards at EuroCham in Singapore and Alliance Francaise de Singapour. Mr. Guibert previously chaired the Board at Veredus Laboratories and was a board member at the Singapore Economic Development Board. He was decorated Knight of the National Order of Merit in France in 2009. Mr. Guibert graduated with a degree in Electronic Engineering from Ecole Centrale Marseille, France.

Joël Hartmann is Executive Vice President, Front-End Manufacturing and Technology R&D, Embedded Processing Solutions (EPS), and has held this position since February 2012. He is in charge of ST’s manufacturing operations in Crolles and Rousset, France, Technology and Design Platforms for EPS. From 1979 to 2000, Mr. Hartmann worked at CEA-Leti, an applied-research center for microelectronics, information and healthcare technologies in France. In 2000, he joined STMicroelectronics as Director of the Crolles2 Alliance, the semiconductor manufacturing R&D initiative of STMicroelectronics, NXP and Freescale Semiconductor. In 2008, Mr. Hartmann was promoted to Group Vice President and Director of Advanced CMOS Logic & Derivative Technologies. From 2010 to 2012, he gained additional responsibilities as a co-leader of the Semiconductor Research and Development Center in Fishkill, NY, within the IBM ISDA Technology Alliance for the development of advanced CMOS process. Mr. Hartmann sits on the Board of the SOI Industry Consortium Initiative and is a Member of the IEEE Electron Device Society. He has filed 15 patents on semiconductor technology and devices and authored 10 publications in this field to date. He graduated from the Ecole Nationale Supérieure de Physique de Grenoble with a degree in Physics.

Otto Kosgalwies is Executive Vice President in charge of Company Infrastructures and Services and has held this position since November 2004. Central Planning was added to his mandate in 2008. Mr. Kosgalwies is a member of ST’s Corporate Strategic Committee. Mr. Kosgalwies joined SGS Bauelemente, a predecessor company to STMicroelectronics, in 1984. He took charge of central marketing for European distribution in 1992, and three years later, he began to oversee the regional sales and marketing operations. In 1997, Mr. Kosgalwies was appointed Managing Director of the Company’s site in Munich, Germany. In 2001, he was promoted to Group Vice President for Sales & Marketing in Europe and General Manager of Supply Chain Management, responsible for the effective flow of goods and information from suppliers to end users at the global level. Mr. Kosgalwies graduated with a degree in Business and Economics from the Ludwigs-Maximilian University in Munich.

Robert Krysiak is an Executive Vice President and President of the Americas Region and has held this position since January 2010. He also chairs ST’s Task Force on Electronic Manufacturing Services, the Worldwide Computer Market Program, and the Worldwide Medical Program. Mr. Krysiak is a member of ST’s Corporate Strategic Committee. He started his career in 1983 with INMOS, a company acquired by SGS-Thomson Microelectronics (now STMicroelectronics) in 1989. He formed and led a CPU design group and in 1997 was appointed Group Vice President and General Manager of ST’s STAR division, which incorporated 16/32/64-bit microcontrollers and DSP products. In 1999, he became Group VP responsible for micro cores development, including advanced System-on-Chip products for the digital consumer market. In 2001, Mr. Krysiak took charge of ST’s DVD division. In 2004, he was promoted to Marketing Director for the Home, Personal, and Communications sector, the Company’s largest product organization at the time. In 2005, Mr. Krysiak was appointed Corporate Vice President and General Manager of ST’s Greater China region. Mr. Krysiak graduated from Cardiff University, UK, with a degree in Electronics and holds an MBA from the University of Bath, UK.

Philippe Magarshack is Executive Vice President, Chief Technology Officer, Embedded Processing Solutions, and has held this position since January 2015. From 1985 to 1989, Mr. Magarshack worked as a microprocessor designer at AT&T Bell Labs in the USA. In 1989, he joined Thomson-CSF in Grenoble, France, and took responsibility for libraries and ASIC design kits for the military market. In 1994, Mr. Magarshack joined the Central R&D Group of SGS-THOMSON Microelectronics (now STMicroelectronics), where he held several roles in CAD and Libraries management for advanced integrated-circuit manufacturing processes. In 2005, Mr. Magarshack was appointed Group Vice President and General Manager of Central CAD and Design Solutions at ST’s Technology R&D and Manufacturing organization. In 2012, he was promoted to Executive Vice President in charge of Design Enablement & Services. He has been President of the Minalogic Collaborative R&D Cluster in Grenoble since June 2014. Mr. Magarshack graduated with an engineering degree in Physics from Ecole Polytechnique, Palaiseau, France, and with an Electronics Engineering degree from Ecole Nationale Supérieure des Télécommunications in Paris, France.

Marco Monti is Executive Vice President and General Manager of the Automotive Product Group and has held this position since January 2012. Mr. Monti joined ST in Central R&D in 1986 and transferred to the Automotive Division in 1988, where he designed automotive ICs incorporating smart-power technologies. He moved to Japan in 1990 working on a co-development activity designing a noise-reduction system for audio applications. Subsequently, Mr. Monti transferred into marketing, contributing to the expansion of ST’s Automotive business in Japan. In 2000, he became the marketing manager for the ST Automotive Division. Two years later, Mr. Monti started the automotive microprocessor business and in 2004 was promoted to Division General Manager for Powertrain, Safety and Chassis products. In 2009, he took responsibility for the Automotive Electronics Division inside ST’s Automotive Product Group. Mr. Monti graduated cum laude in Electronic Engineering from the Polytechnic of Milan, Italy, and two years later from the University of Pavia, Italy, with a PhD in Electronics.

Carmelo Papa is Executive Vice President, General Manager of the Industrial & Power Discrete Group and has held this position since January 2012. He also holds overall responsibility for the System Lab, part of ST’s Central Labs organization. Mr. Papa sits on the Board of Directors of ST New Ventures SA and is a member of ST’s Corporate Strategic Committee. Mr. Papa started his professional career with International Computers Limited. He joined SGS Microelettronica, a predecessor company to STMicroelectronics, in 1983, and three years later was promoted to Director of Product Marketing and Customer Service for Transistors and Standard ICs. In 2000, Mr. Papa was appointed Corporate Vice President, responsible for ST’s sales and marketing in Emerging Markets. In 2005, he was chosen to lead the Micro, Power and Analog Group and his mandate was expanded in 2007 as head of the Industrial & Multisegment Sector. Mr. Papa is currently serving his second term as Chairman of the European Platform on Smart Systems, an industry-driven initiative focused on innovation in nanotechnologies and smart systems integration. Mr. Papa graduated with a degree in Nuclear Physics from the University of Catania.

Georges Penalver is Chief Strategy Officer, Executive Vice President Strategy, Communication, Human Resources and Quality and has held this position since August 2013. His overall responsibilities include Corporate Strategy and Development, Corporate Communication, Human Resources, Corporate Security, Product Quality Excellence and Public Affairs in France and EU. He is a member of ST’s Corporate Strategic Committee. Mr. Penalver started his career in 1980 with Sagem, where he developed the Broadband Communications Business, overseeing the launch of telecommunication products, the international industrial deployments, and the development of global sales networks. He was appointed to Sagem’s Management Board in 2001 and served as Deputy CEO, pushing the mass development of mobile and Internet services. In 2005, he joined the France Telecom Orange Group as Deputy CEO for Strategy and Business Development, responsible, at the group level, for product marketing and management of services in France Telecom Orange, product creation and development for the entire group, and Orange Labs’ activities worldwide. In 2011, Mr. Penalver used his extensive experience to become a co-founder and managing partner (until July 2012) of Cathaya Capital Fund. He was installed as a Knight of the French “Ordre National du Mérite” in 2003. Mr. Penalver holds a degree from the Ecole Nationale Supérieure d’Arts et Métiers (Gold) and from the Ecole Nationale Supérieure des Télécommunications in Paris.

Steven Rose is Corporate Vice President & General Counsel in charge of legal matters and has held this position since August 2013. Mr. Rose started his career as a corporate attorney at the law firm Gardere & Wynne in Dallas, Texas, providing legal advice and services to public and private companies. He joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1991 as the Associate General Counsel for the U.S. subsidiary, STMicroelectronics, Inc. In 2006, he was appointed to serve as the Senior Associate General Counsel for the Americas, Greater China & South Asia, and Japan & Korea regions, in addition to serving as Vice President, Secretary & General Counsel and a Director of STMicroelectronics, Inc. Mr. Rose obtained a degree in Accounting from Oklahoma State University and a Juris Doctor degree from the University of Oklahoma College of Law.

Benedetto Vigna is Executive Vice President, General Manager of the Analog, MEMS & Sensors Group, and has held this position since September 2011. He is a member of ST’s Corporate Strategic Committee. In 1995, Mr. Vigna joined STMicroelectronics’ R&D Labs and launched the Company’s efforts in MEMS. Under his leadership, ST’s MEMS accelerometers and gyroscopes found early success with large consumer equipment manufacturers for motion-activated user interfaces and more recently he has built on those wins piloting successful moves into microphones, magnetic sensors, and touch-screen controller markets. In 2007, Mr. Vigna’s scope was enlarged to include management of Sensors, RF, High-Performance Analog and Mixed Signal, as well as Interface, Audio for Portable, and General-Purpose Analog products. Mr. Vigna has filed more than 170 patents on micromachining to date, authored numerous publications, and delivered many speeches at international conferences. He sits on the industrial board of several EU-funded programs. In 2013, Mr. Vigna won the prestigious European SEMI Award for his contribution to the MEMS industry and was acknowledged as the Executive of the Year by the MEMS Industry Group. Mr. Vigna graduated with a degree in Subnuclear Physics from the University of Pisa, Italy.

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

Compensation

Supervisory Board Compensation

The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2014 was €1,011,500, before any applicable withholding taxes, as set forth in the following table.

Supervisory Board Members	Directors’ Fees(1)
Maurizio Tamagnini(2)	€159,000
Didier Lombard	€171,000
Jean d’Arthuys	€0	(3)
Janet G. Davidson	€106,500
Heleen Kersten(4)	€98,500
Jean-Georges Malcor	€97,500
Alessandro Ovi	€107,000
Alessandro Rivera	€95,500
Martine Verluyten	€150,500
Bruno Steve(5)	€11,000
Tom de Waard(6)	€15,000
Total	€1,011,500

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2014 until December 31, 2014.
(2)	Mr. Tamagnini was appointed as a member and Chairman of our Supervisory Board on June 13, 2014.
(3)

Mr. d’Arthuys would have been entitled to receive €101,500 in 2014, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of our Supervisory Board.

(4)	Ms. Kersten was appointed as a member of our Supervisory Board on June 13, 2014.
(5)	Mr. Steve’s mandate as member of our Supervisory Board expired on June 13, 2014.
(6)	Mr. de Waard’s mandate as a member of our Supervisory Board expired on June 13, 2014.

We do not have any service agreements with members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

Senior Management Compensation

Our senior management, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, receive a combination of short term and long term compensation, including fixed salary, annual cash bonus incentive, long term incentive in the form of unvested stock awards, pensions rights and other cash or non-cash benefits.

The following table sets forth the total amount paid as compensation in 2014, 2013 and 2012 to the members of our senior management (including Mr. Carlo Bozotti) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2014	2013	2012
Total(1)	$18.0	$17.4	$20.4

(1)	In addition, relative charges and non-cash benefits were approximately $11.7 million in 2014, $10.9 million in 2013 and $11.4 million in 2012.

The annual cash bonus incentive, which we call Corporate Executive Incentive Program (the “EIP”), entitles selected executives to a yearly bonus based upon the assessment of the achievement of individual objectives that are set on a yearly basis and focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect the overall performance of our Company.

The amounts paid in 2014 to the 26 members of our senior management (including Mr. Carlo Bozotti, the sole member of our Managing Board, President and CEO) pursuant to the Corporate Executive Incentive Program represented approximately 29.84% of the total compensation paid to our senior management.

	Bonus paid in 2014 (2013 performance)	Bonus paid in 2013 (2012 performance)	Bonus paid in 2012 (2011 performance)
Bonus (cash) amount	$5,361,171	$3,878,183	$4,179,233
Ratio bonus / base salary + EIP	29.84%	22.67%	20.46%

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our senior management, comprising the sole member of our Managing Board, President and CEO, and certain other key executives as selected by the sole member of our Managing Board, President and CEO, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2014, we made a contribution of approximately $0.3 million to the plan of our current sole member of our Managing Board, President and CEO, and $0.5 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2014 and no longer salaried in 2014, was $0.7 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board, President and CEO, were covered in 2014 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2014 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board, President and CEO, as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.1 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Managing Board Compensation

Mr. Carlo Bozotti, the sole member of our Managing Board and President and CEO, receives compensation in the form of: a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Set forth in the following table is Mr. Carlo Bozotti’s total compensation in 2014, 2013 and 2012:

	2014	2013	2012
Salary (US dollars)	997,755	1,059,559	1,028,792
Bonus(1) (US dollars)	808,308	1,165,514	823,035
Charges and Non-cash Benefits(2) (US dollars)	1,183,521	1,181,232	655,807

Total	$2,989,584	$3,406,305	$2,507,634

(1)

The bonus paid in 2014, 2013 and 2012 was approved by the Compensation Committee and Supervisory Board with respect to the 2013, 2012 and 2011 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.

(2)

Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our Annual General Meeting of Shareholders held on May 30, 2012, the bonus of the sole member of our Managing Board and President and CEO in 2014 and 2013 included a portion of a bonus payable in stock awards and corresponding to 47,809 and 33,621 shares, respectively, based on fulfillment of a number of pre-defined objectives. In addition, Mr. Bozotti was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our Annual General Meeting of Shareholders on June 13, 2014 for a three year period. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, the EIP, Pension and other items covered by the compensation policy adopted by our General meeting of Shareholders. While, as of 2013, the relationship between a member of the managing board and a listed Dutch company will be treated as a mandate agreement, not an employment agreement, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.

(i) CEO Bonus

In accordance with the resolutions adopted at our Annual General Meeting of Shareholders held on May 30, 2012, the annual bonus of the sole member of our Managing Board and President and CEO is composed of a portion payable in cash (up to a maximum of 150% of the base salary for the relevant year) and a portion payable in shares (up to a maximum of 60% of the base salary for the relevant year), all subject to the assessment and fulfillment of a number of pre-defined conditions which are set annually by the Compensation Committee of our Supervisory Board.

Consistent with the compensation policy adopted by our General Meeting of Shareholders, the Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Bozotti for the attribution of his 2014 bonus. Those conditions are based, inter alia, on revenues, certain budget targets, share price evolution, as well as certain special projects. The evaluation and assessment of the fulfillment of those conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board within the first months of the following year (i.e. in 2015 for the 2014 CEO bonus), in order to determine the actual amount of the CEO bonus for 2014.

(ii) CEO Stock Awards

The Supervisory Board, upon recommendation of the Compensation Committee, determine whether the performance criteria, each equally weighted at 33.33% as described below, have been met and conclude whether and to which extent all eligible employees, including Mr. Bozotti, are entitled to any stock awards under the stock award plan. The stock awards vest 32% one year, a further 32% two years and the remaining 36% three years, respectively, after the date of the grant as defined by the plan, provided that Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

Unvested Stock Awards Allocation

Year(1)	Performance Achieved		Result	Details
2013	33.33	%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Operating Cash Flow target met

2012	66.67	%(2)	2 criteria out of 3 met	Evolution of Sales criteria met Evolution of Operating Income criteria not met Cash Flow target met

2011	0.00	%(2)	0 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Return on net assets (Rona) target not met

(1)

For 2014, the assessment of the fulfillment of the conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board in March/April, 2015 in order to determine the actual number of stock awards to be allocated for 2014.

(2)	In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum grant allowed for each of 2011, 2012, 2013 and 2014 was 100,000 unvested stocks awards.

During 2014, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

For further information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our senior management, please refer to “— Stock Awards and Options” below.

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

•

approved, for a four year period, our 2013 unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance (for selected employees) and continued service with us; and

•	approved conditions relating to our 2014 unvested stock award allocation under the 2013 Stock Award Plan, including restriction criteria linked to our performance (for selected employees).

We use our treasury shares to cover the stock awards granted under the unvested stock award plans. In the year ended as of December 31, 2014, 3,238,820 stock awards granted in relation to 2012 and 2013 had vested, leaving 36,857,722 treasury shares outstanding. The stock based awards granted in 2014 generated an expense of $15 million in the consolidated statement of income for 2014, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

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

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the unvested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding and unvested as of December 31, 2014.

2001 Plan (Employees)

April 25, 2001

(outstanding grants)

	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17
Date of the grant	14 Mar 03	3 Jun 03	24 Oct 03	2 Jan 04	26 Apr 04	1 Sep 04	31 Jan 05	17 Mar 05
Total Number of Shares which may be purchased	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	14 Mar 05	3 Jun 05	24 Oct 05	2 Jan 06	26 Apr 06	1 Sep 06	31 Jan 07	17 Mar 07
Expiration Date	14 Mar 13	3 Jun 13	24 Oct 13	2 Jan 14	26 Apr 14	1 Sep 14	31 Jan 15	17 Mar 15
Exercise Price	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on 14 Mar 05	32% on 3 Jun 05	32% on 24 Oct 05	32% on 2 Jan 06	32% on 26 Apr 06	32% on 1 Sep 06	32% on 31 Jan 07	32% on 17 Mar 07
	32% on 14 Mar 06	32% on 3 Jun 06	32% on 24 Oct 06	32% on 2 Jan 07	32% on 26 Apr 07	32% on 1 Sep 07	32% on 31 Jan 08	32% on 17 Mar 08
	36% on 14 Mar 07	36% on 3 Jun 07	36% on 24 Oct 07	36% on 2 Jan 08	36% on 26 Apr 08	36% on 1 Sep 08	36% on 31 Jan 09	36% on 17 Mar 09
Number of Shares which may be acquired with Outstanding Options as of December 31, 2014	0	0	0	0	0	0	4,300	0
Held by Managing Board/Senior Management	0	0	0	0	0	0	0	0

2008 Unvested Share Award Plan — 2011 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2011 Annual General Meeting of Shareholders, up to 6,150,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2011 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 5,976,630 unvested stock awards have been granted under such allocation as of December 31, 2014, out of which none remain outstanding and unvested as of December 31, 2014.

2008 Unvested Share Award Plan — 2012 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2012 Annual General Meeting of Shareholders, up to 6,500,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2012 approved the grant of up to 100,000 unvested Stock Awards to our President and CEO. 6,520,765 unvested stock awards have been granted under such allocation as of December 31, 2014, out of which 1,380,204 remain outstanding but unvested as of December 31, 2014.

2013 Unvested Share Award Plan — 2013 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2013 Annual General Meeting of Shareholders, up to 6,900,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2013 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 6,412,045 unvested stock awards have been granted under such allocation as of December 31, 2014, out of which 2,872,368 remain outstanding but unvested as of December 31, 2014.

2013 Unvested Share Award Plan — 2014 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2013 Annual General Meeting of Shareholders, up to 6,900,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2014 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 6,959,210 unvested stock awards have been granted under such allocation as of December 31, 2014, out of which 6,923,705 remain outstanding and unvested as of December 31, 2014.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, has approved the conditions which shall apply (when applicable) to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2014, and to the continued presence at the defined vesting dates in 2015, 2016 and 2017 of the beneficiaries of the unvested stock awards.

Furthermore, the Compensation Committee, on behalf of the entire Supervisory Board and with the approval of the entire Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed 6,900,000 for 2014.

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

2002 Stock Option Plan

(for Supervisory Board members and professionals)

Date of Annual Shareholders’ Meeting	March 27, 2002
	Tranche 1	Tranche 2	Tranche 3
Date of the grant	25 Apr 2002	14 Mar 2003	26 Apr 2004
Total Number of Shares which may be purchased	132,000	132,000	132,000
Vesting Date	25 May 2002	14 Apr 2003	26 May 2004
Expiration Date	25 Apr 2012	14 Mar 2013	26 Apr 2014
Exercise Price	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2014	0	0	0

At December 31, 2014, no options to purchase common shares were outstanding under the 2002 Stock Option Plan.

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

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock Based Compensation Plan as of December 31, 2014.

	2005	2006	2007
Total number of stock awards outstanding	22,115	21,000	46,500
Expiration date	25 Oct 2015	29 Apr 2016	28 Apr 2017

2008, 2009 and 2010 Stock based Compensation for members and professionals of the Supervisory Board. Our 2008 Annual General Meeting of Shareholders approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 stock awards per year for each member of the Supervisory Board and 7,500 stock awards for each of the professionals of the Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our shares. In 2008, 165,000 stock awards were granted to the beneficiaries under such plan, out of which 60,000 were outstanding as of December 31, 2014. In 2009, 165,000 stock awards were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2014. In 2010, 172,500 stock awards were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2014.

The table below reflects the grants to the Supervisory Board members and professionals under the 2008 Stock Based Compensation Plan as of December 31, 2014.

	2008	2009	2010
Total number of stock awards outstanding	60,000	75,000	75,000
Expiration date	16 May 2018	20 May 2019	27 May 2020

2011 and 2012 Stock-based Compensation for members and professionals of the Supervisory Board. Our 2011 Annual General Meeting of Shareholders approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 stock awards per year for each member of the Supervisory Board and 7,500 stock awards for each of the professionals of the Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our shares. In 2011, 172,500 stock awards were granted to the beneficiaries under such plan, out of which 97,500 were outstanding as of December 31, 2014. In 2012, 180,000 stock awards were granted to the beneficiaries under such plan, out of which 102,500 were outstanding as of December 31, 2014.

At our Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to abolish and terminate the stock-based compensation for our Supervisory Board members and professionals as (previously) included in the three-year Stock-Based Compensation Plan for members and professionals of the Supervisory Board. No options were granted in 2013 to the Supervisory Board.

	2011	2012
Total number of stock awards outstanding	97,500	102,500
Expiration date	05 May 21	02 June 22

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years. The 2012 figures included the employees of the consolidated entities of ST-Ericsson JVS.

	At December 31,
	2014	2013	2012
France	9,960	10,350	10,430
Italy	9,530	9,450	8,840
Rest of Europe	840	950	2,190
United States	870	1,040	1,280
Mediterranean (Malta, Morocco, Tunisia)	4,520	4,490	4,440
Asia	17,900	19,110	21,280
Total	43,620	45,390	48,460

	At December 31,
	2014	2013	2012
Research and Development	8,680	8,970	11,490
Marketing and Sales	2,200	2,190	2,460
Manufacturing	28,080	29,550	29,450
Administration and General Services	2,150	2,220	2,520
Divisional Functions	2,510	2,460	2,540
Total	43,620	45,390	48,460

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2014 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
ST Holding	250,704,754	27.5
Public	623,234,829	68.4	(1)
Treasury shares	36,857,722	4.1
Total	910,797,305	100

(1)

We understand from information publicly available from the Dutch Authority for the Financial Markets that as of October 22, 2014, Capital Research and Management Company was entitled to exercise 90,665,335 voting rights attached to our common shares (representing the voting rights of approximately 9.95% of our outstanding common shares).

Our major shareholders do not have different voting rights from those of our other shareholders.

As of December 31, 2014, ST Holding beneficially owned 27.5% of our issued common shares. ST Holding is indirectly controlled by the French and Italian governments through, respectively, FT1CI (the “French Shareholder”) and the Italian Ministry of the Economy and Finance (the “Italian Shareholder”). There have been no changes in the number of shares held by ST Holding or its percentage ownership in the past 3 years.

As of December 31, 2014, the French Shareholder, which is controlled by Bpifrance Participations (“Bpifrance”) and Commissariat à l’Énergie Atomique et aux Énergies Alternatives (“CEA”), and the Italian Shareholder, each directly held 50% in ST Holding with each indirectly holding 125,352,377 of our common shares, representing approximately 13.7% of our issued share capital as of December 31, 2014. Any disposals or, as the case may be, acquisitions by ST Holding on behalf of the French Shareholder or the Italian Shareholder, will decrease or, as the case may be, increase the indirect interest of, respectively, the French Shareholder or the Italian Shareholder, in our issued share capital. As of December 31, 2014, Bpifrance and CEA are the sole shareholders of the French Shareholder, holding respectively 79.2% and 20.8% of the French Shareholder’s share capital. Bpifrance is an investment fund 50% owned by Caisse des dépôts et consignations and 50% owned by the French State. CEA is a French government funded technological research organization.

We have been informed that ST Holding’s shareholders are party to a shareholders agreement (the “STH Shareholders Agreement”), which governs relations between them. We are not a party to the STH Shareholders Agreement.

The chart below illustrates ST Holding’s shareholding structure as of December 31, 2014:

(1)	In addition to the 27.5% held by ST Holding and the 68.4% held by the Public, 4.1% are held by us as Treasury Shares.

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

Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between the French Shareholder and the Italian Shareholder (the French Shareholder and the Italian Shareholder are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

As of January 1, 2012, if any STH Shareholder falls under this threshold, it will not be able to restore the Balance Period by subsequently increasing its voting stake, and the Balance Period will terminate, unless the parties agree otherwise. The STH Shareholders’ Agreement provides that during the Balance Period, ST Holding will have a managing board comprised of two members (one member designated by the French Shareholder, and one designated by the Italian Shareholder) and a supervisory board comprised of six members (three designated by the French Shareholder and three designated by the Italian Shareholder). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between the Italian Shareholder on the one hand and the French Shareholder on the other hand. The current Chairman of the Supervisory Board of ST Holding is Mr. Bruno Steve and the Vice-Chairman is Mr. Alain Dutheil.

As regards STMicroelectronics N.V., the STH Shareholders’ Agreement provides that during the Balance Period: (i) each of the STH Shareholders (the French Shareholder, on the one hand, and the Italian Shareholder, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to our annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our annual shareholders meeting. The holding company may therefore be in a position to effectively control actions that require shareholder approval, including, as discussed above, the proposal of six out of nine members for election to our Supervisory Board (three members by each STH Shareholder) and the appointment of our Managing Board, as well as corporate actions, and the issuance of new shares or other securities. The STH Shareholders Agreement also provides that the Chairman of our Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of the Vice-Chairman be entitled to propose the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of our Supervisory Board.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice-Chairman of our Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and our managing board and supervisory board; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and that of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and the Italian Shareholder or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in Article 16.1 of our Articles of Association including our budget and pluri-annual plans.

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

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI or ST Holding to any of our top ten competitors, or any company that controls such competitor.

Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and the Italian Shareholder, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian State or the French State with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

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

Duration

The STH Shareholders’ Agreement will remain in force as long as the Italian State, on the one hand, and any of Bpifrance, FT1CI or CEA, on the other hand, are shareholders of the holding company.

Statutory Considerations

As is the case with other companies controlled by the French government, the French government may appoint a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the French Ministry of the Economy or the Ministry of the Industry (the “Ministry of the Economy”). FT1CI is subject to certain points of the Decree of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures. The effect of these provisions may be that any decisions taken by us and our subsidiaries that, by the terms of the STH Shareholders’ Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.

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

Related Party Transactions

One of the members of our Supervisory Board is a member of the board of directors of Technicolor and Thales and a family member of one of the members of our Supervisory Board is an officer at GlobalFoundries. A former member of our Supervisory Board, whose mandate ended in June 2014, is a member of the supervisory board of BESI and a former member of our Supervisory Board, whose mandate ended in June 2013, is a director of Oracle Corporation (“Oracle”) and Flextronics International. A former member of our senior management, who resigned effective March 2013, is a member of the board of directors of Soitec and Adecco. Adecco, GlobalFoundries, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company. We have also conducted transactions with Soitec, GlobalFoundries and BESI as well as with Technicolor and Flextronics. From time to time, we may enter into transactions with or invest in subsidiaries of certain of our significant shareholders, former shareholders or other companies in which they invest (including but not limited to: Adecco, Areva, Altis, MicroOLED and Orange). Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members or, where applicable, the senior managers concerned, and we believe that they are made in line with market practices and conditions.

See Note 24 to Our Consolidated Financial Statements for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity method investments.

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

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated. As of December 31, 2014, provisions for estimated probable losses with respect to legal proceedings were not considered material. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment. There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities. Legal costs associated with claims are expensed as incurred.

We were a party to legal proceedings with Tessera, Inc. (“Tessera”)

In 2006, Tessera initiated a patent infringement lawsuit against us in the U.S. District Court for the Northern District of California claiming that our ball grid array packages infringed certain patents owned by Tessera, and that we breached a 1997 license agreement by failing to pay royalties to Tessera on sales of products in certain ball grid array packages. On September 3, 2014, we and Tessera announced that we had reached a settlement of all outstanding claims and litigation between us. The terms and conditions of the agreement between us are confidential.

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

The company, under the direction of our CEO and supervision of the Audit Committee of our Supervisory Board, has implemented a corporate ERM process, which is led by our Chief Audit and Risk Executive. The corporate top down risk map is updated on an annual basis and organizations’ risk owners are appointed to ensure the development of the bottom-up risk mapping, as well as the implementation and monitoring of risk mitigation action plans both at corporate and organizations levels.

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

In the past five years, we have paid the following dividends:

•

On December 4, 2014, the Supervisory Board approved a cash dividend of $0.10 per share in the fourth quarter of 2014 and the first quarter of 2015, paid in December 2014 and to be paid in March 2015, respectively.

•

On June 13, 2014, our shareholders adopted the payment of a semi-annual cash dividend of $0.10 per share in the second quarter of 2014 and the third quarter of 2014, paid in June and September of 2014, respectively.

•

On December 2, 2013, our shareholders adopted the payment of a semi-annual cash dividend of $0.10 per share in the fourth quarter of 2013 and first quarter of 2014, paid in December 2013 and March 2014, respectively.

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

Market Information

Since 1994, our common shares have been traded on the NYSE under the symbol “STM” and CUSIP #861012102 and listed on the compartment A (large capitalizations) of Euronext Paris (formerly Paris Bourse) under the ISIN Code NL0000226223. On June 5, 1998, our common shares began trading on the Borsa Italiana. Since July 3, 2014 our 2019 and 2021 Convertible Bonds have been traded on the Frankfurt Stock Exchange.

On December 5, 2013, the Conseil Scientifique, an independent group of experts responsible for setting the rules and the periodical selection of the CAC 40 Index, announced the results of the annual re-ranking of the CAC 40 Index. Effective December 23, 2013, we were removed from the CAC 40 and subsequently entered the CAC Next 20 Index. The CAC Next 20 contains the 20 highest ranking companies not included in the CAC 40, the main benchmark for Euronext Paris containing 40 stocks selected among the top 100 market capitalization and the most active stocks listed on Euronext Paris.

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

Stock Price History

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares on the NYSE, on the Euronext Paris and the Borsa Italiana.

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Annual Information for the Past Five Years
2010	10.73	6.51	8.08	5.16	8.09	5.15
2011	13.53	5.34	9.73	3.96	9.73	3.96
2012	8.60	4.51	6.46	3.64	6.46	3.62
2013	10.05	7.11	7.69	5.24	7.69	5.26
2014	10.00	6.27	7.42	4.89	7.42	4.89

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Quarterly Information for the Past Two Years 2013
First quarter	9.09	7.22	6.70	5.46	6.78	5.46
Second quarter	10.05	7.11	7.69	5.51	7.69	5.51
Third quarter	9.93	7.92	7.62	6.04	7.62	6.02
Fourth quarter	9.23	7.20	6.95	5.24	6.96	5.26
2014
First quarter	9.49	7.35	6.93	5.44	6.94	5.45
Second quarter	10.00	8.53	7.42	6.18	7.42	6.18
Third quarter	9.41	7.46	6.99	5.76	6.99	5.75
Fourth quarter	7.79	6.27	6.31	4.89	6.31	4.89
Monthly Information for the Past Six Months 2014
September	8.55	7.46	6.65	5.83	6.65	5.83
October	7.79	6.27	6.22	4.89	6.22	4.89
November	7.56	6.71	6.05	5.29	6.05	5.31
December	7.77	7.02	6.31	5.57	6.31	5.57
2015
January	8.57	7.20	7.75	6.05	7.75	6.05
February (as of February 10, 2014)	8.80	8.24	7.76	7.29	7.76	7.30

Source: Bloomberg

Of the 873,939,583 common shares outstanding as of December 31, 2014, 40,006,958, or 4.6%, were registered in the common share registry maintained on our behalf in New York and 583,227,871, or 66.7%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

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

If we do not achieve the requisite gender balance, we are required to explain this in our statutory IFRS Annual Report. Since its creation in 1987, our Managing Board has always been comprised of a sole member as result of which gender balance cannot be reached. Currently, our Supervisory Board comprises nine members of which 3 are female and 6 are male.

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

Applicable Italian Legislation

Our common shares are listed on the Mercato Telematico Azionario (the “MTA”), the Italian automated screen-based quotation system organized and administered by Borsa Italiana and subject to the supervision of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), the Italian securities regulator. Because our common shares are listed on the MTA, we are required to publish certain information in order to comply with (i) the Legislative Decree No. 58 of February 24, 1998, as amended (the “Italian Financial Act”) and related regulations promulgated by the CONSOB and (ii) certain rules of the Borsa Italiana. These requirements include, among others: (i) disclosure of price-sensitive information (such as capital increases, mergers, creation of joint subsidiaries, major acquisitions, approval of draft financial statements, proposals for dividend payments, approval of financial statements and interim reports); (ii) periodic information (such as financial statements to be provided in compliance with the jurisdiction of the country of incorporation) or information on the exercise of shareholders’ rights (such as the calling of the shareholders’ meeting or the exercise of pre-emptive rights); (iii) the publication of research, budgets and projections; and (iv) in certain circumstances, dissemination to the public in Italy, and communication to CONSOB, of any additional information that we provide to our shareholders in countries other than Italy where our shares are listed on a stock exchange.

As a result of our admission to the FTSE MIB Index, we must comply with certain additional stock market rules. These additional provisions require that, among others, we announce through a press release, within one month from our year-end closing (i) the month in which the payment of the dividend for the year ended, where applicable, is planned to take place (if different from the month when the previous dividend was distributed), and (ii) our intent, if any, of adopting a policy of distributing interim dividends for the current year, mentioning the months when the distribution of dividends and interim dividends will take place. In the event of a modification of the information referred to in (i) and (ii) above, we shall be required to promptly update such information in another press release. In addition, stock splits and certain other transactions must be carried out in accordance with the Borsa Italiana’s calendar. We must promptly notify the Italian stock market of any modification to the amount of our share capital.

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

Dutch law prescribes a fixed registration date of 28 days prior to the shareholders’ meeting, which means that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at the 28th day prior to the shareholders’ meeting and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend shareholders’ meetings at the time of the meeting if a registration date would not be applicable. In the notice convening the shareholders’ meeting, the time of registration must be mentioned as well as the manner in which shareholders and other persons entitled to attend shareholders’ meetings can register themselves and the manner in which they can exercise their rights.

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

Non-issued authorized share capital, which is different from issued share capital, allows us to proceed with capital increases excluding the preemptive rights, upon our Supervisory Board’s decision. Our annual shareholders’ meeting, held on June 13, 2014, authorized our Supervisory Board to proceed with capital increases excluding the preemptive rights up to a maximum of 10% of our issued common share capital as per December 31, 2013, increased with another 15% of our issued common share capital as per December 31, 2013, in case of mergers and acquisitions, but never exceeding the limits of our authorized share capital. This authorization is valid for a period of three years as of June 13, 2014. However, it is not possible to predict if we will request such an authorization again and at what time and under what conditions. The impact of any future capital increases within the limit of our authorized share capital, upon the decision of our Supervisory Board acting on the delegation granted to it by our shareholders’ meeting, cannot therefore be evaluated.

Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the sole member of our Managing Board and our senior managers; (ii) the options giving the right to subscribe to our shares granted in the past to the members of our Supervisory Board, its secretaries and controllers, as described in “Item 6. Directors, Senior Management and Employees”; (iii) our Bonds; and (iv) the option giving the right to subscribe to our preference shares to Stichting Continuïteit ST.

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

Our annual shareholders’ meeting, held on June 13, 2014, has authorized our Supervisory Board to resolve upon (i) the issuance of shares or the granting of rights to subscribe for common shares in our share capital, up to a maximum of 10% of our issued common share capital, as per December 31, 2013, increased with another 15% of our issued common share capital, as per December 31, 2013, in the case of mergers and acquisitions, (ii) upon the terms and conditions of an issuance of common shares, and (iii) upon the limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares, all for a period of 18 months as of June 13, 2014, but never exceeding the limits of our authorized share capital. Our Supervisory Board has not yet acted on its authorization to increase the registered capital to the limits of the authorized registered capital.

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

Acquisition of Shares in Our Own Share Capital (Article 5)

We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association, if and to the extent that (i) the shareholders’ equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up portion of the share capital and any reserves required by Dutch law, and (ii) the aggregate nominal value of shares that we or our subsidiaries acquire, hold or hold in pledge would not exceed one-tenth of our issued share capital. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the shareholders’ meeting has authorized our Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are subject to acquisition price conditions as authorized by our shareholders’ meeting. Pursuant to a shareholders’ resolution adopted at our Annual General Meeting of Shareholders held on June 13, 2014, our Managing Board, subject to the approval of our Supervisory Board, is authorized for a period up to December 12, 2015 (inclusive) to acquire our shares subject to the limits set forth above and the acquisition price conditions set forth in such shareholders’ resolution.

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

you are deemed to hold an interest in common shares, as referred to under 1. to 3., pursuant to the attribution rules of Article 2.14a, of the Dutch Income Tax Act 2001, with respect to property that has been segregated, for instance in a trust or a foundation.

Taxes on income and capital gains

The summary set out in this section “Dutch Taxation” applies only to a holder of common shares who is a Non-resident holder of common shares.

For the purposes of this section, you are a “Non-resident holder of common shares” if you satisfy the following tests:

(a) you are neither resident, nor deemed to be resident, in The Netherlands for purposes of Dutch income tax or corporation tax, as the case may be;

(b) your common shares and any benefits derived or deemed to be derived from such common shares have no connection with your past, present or future employment or membership of a management board or a supervisory board;

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

Generally, if a person holds an interest in us, such interest forms part of a substantial interest, or a deemed substantial interest, in us if any one or more of the following circumstances is present:

1. You — either alone or, in the case of an individual, together with your partner, if any, — own or are deemed to own, directly or indirectly, either a number of shares in us representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or profit participating certificates relating to 5% or more of our annual profit or to 5% or more of our liquidation proceeds.

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

If you are a Non-resident holder of common shares you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from your common shares, including any capital gain realized on the disposal thereof, except if:

1. you derive profits from an enterprise, directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual, such enterprise is either managed in The Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in The Netherlands, and your common shares are attributable to such enterprise; or

2. you are an individual and you derive benefits, or are deemed to derive benefits, from common shares that are taxable as benefits from miscellaneous activities in The Netherlands as meant in article 7.2, paragraph 2, sub c, of the Dutch Income Tax Act 2001.

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

•

the par value of shares issued by us to a holder of common shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

If you are a Non-resident holder of common shares and if you are resident in the non-European part of the Kingdom of the Netherlands or in a country that has concluded a double taxation treaty with The Netherlands, you may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed.

Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to you if you are the beneficial owner of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom and the Tax Arrangement for the country of The Netherlands. If you receive proceeds from your common shares, you shall not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, you have given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares, whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than you, the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in common shares or similar instruments, comparable to its interest in common shares prior to the time the composite transaction was first initiated.

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

2. any one or more of the following threshold conditions are satisfied:

(a) at the time the dividend is distributed by us, you hold shares representing at least 5% of our nominal paid up capital; or

(b) you have held shares representing at least 5% of our nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by us; or

(c) you are connected with us within the meaning of Article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969; or

(d) an entity connected with you within the meaning of Article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 holds at the time the dividend is distributed by us, shares representing at least 5% of our nominal paid up capital;

3. you are not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area, under the terms of a double taxation treaty concluded with a third State; and

4. you do not perform a similar function as an investment institution as meant by Article 6a or Article 28 of the Dutch Corporation Tax Act 1969.

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

For purposes of the above, a gift of common shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in The Netherlands by you in respect of or in connection with (i) the subscription, issue, placement, allotment of common shares, (ii) the enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of The Netherlands) of the documents relating to the issue of common shares or the performance by us of our obligations under such documents, or (iii) the transfer of common shares.

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2014 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

MAJOR SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

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

We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as term deposits and Government securities and, as such, we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. As of December 31, 2014, the marketable securities have a value of $334 million. They are classified as available-for-sale and are reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We also have a significant amount of receivables relating to tax credits, refunds and funding from the governments of certain countries in the Euro zone. As of December 31, 2014, we had $512 million of long-term government receivables almost entirely from France and Italy. In the event of a default of these countries, we could be required to recognize a significant loss.

We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2014. The information below should be read in conjunction with Note 23 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2015	2016	2017	2018	2019	Thereafter	Fair Value at December 31, 2014
Assets:
Cash and cash equivalents	$2,017							$2,017
Cash at bank and on hand	$746							$746
Deposits at call with banks	$1,271							$1,271
Current marketable securities	$334							$334
Average interest rate	1.81%
Long-term debt:	$1,917	$202	$193	$117	$116	$715	$574	$1,884
Average interest rate(1)	1.83%

(1)	The average rate of the cash interests on our total debt at redemption value is 0.67%.

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2014:
U.S. dollar	$1,698
Euro	107
Total in U.S. dollars	$1,805

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2013:
U.S. dollar	$1,012
Euro	141
Total in U.S. dollars	$1,153

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2014 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2014

				Notional Amount	Average Rate	Fair Value
Buy	EUR	Sell	USD	31	1.2161	0
Buy	USD	Sell	EUR	30	1.2153	0
Buy	JPY	Sell	EUR	4	146.1277	0
Buy	USD	Sell	INR	33	64.4255	1
Buy	USD	Sell	JPY	11	117.1250	0
Buy	JPY	Sell	USD	9	119.0474	0
Buy	SGD	Sell	USD	49	1.2891	(1)
Buy	MYR	Sell	USD	13	3.4909	0
Buy	SEK	Sell	USD	3	7.4895	0
Buy	CZK	Sell	USD	1	22.7960	0
Buy	CHF	Sell	USD	38	0.9741	(1)
Buy	CNY	Sell	USD	34	6.1979	0
Buy	KRW	Sell	USD	8	1,092.9733	0
Buy	TWD	Sell	USD	8	30.6098	0
Buy	PHP	Sell	USD	2	44.9450	0
Buy	AUD	Sell	USD	0	0.8215	0
Buy	BRL	Sell	USD	4	2.6150	0
Buy	ZAR	Sell	USD	0	11.5750	0
Buy	TND	Sell	USD	1	1.8585	0
Buy	HUF	Sell	USD	0	258.9550	0
Buy	USD	Sell	CAD	7	1.1290	0

				286		(1)

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

12D.4 Fees and Other Payments Made by the New York Agent to Us

In 2014, a total of $1 million was paid by BNY Mellon to us or on our behalf for our New York Share program. Specifically, the following types of fees were paid: our NYSE annual listing fees; investor relations fees paid to third party vendors; BNY Mellon custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our Annual General Meeting, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

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

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this Form 20-F. In the course of the controls evaluation, we reviewed identified control deficiencies and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based on their evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Form 20-F, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2014, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in Item 18 of this Form 20-F.

Attestation Report of the Registered Public Accounting Firm

Please see the “Report of Independent Registered Accounting Firm” included in our Consolidated Financial Statements.

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has concluded that Martine Verluyten, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.

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

PricewaterhouseCoopers SA has served as our independent registered public accounting firm since 1996. The auditors are elected by the shareholders’ meeting once every three years. PricewaterhouseCoopers was reelected for a two-year term by our June 13, 2014 shareholders’ meeting, which will expire at our shareholders’ meeting in 2016.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers SA to us in 2013 and 2014.

	2014	Percentage of Total Fees	2013(1)	Percentage of Total Fees
Audit Fees
Statutory audit, certification, audit of individual and Consolidated Financial Statements	$4,419,147	97.8%	$6,154,142	98.9%
Audit-related fees	$20,087	0.5%	$23,527	0.4%
Non-audit Fees
Tax compliance fees	$32,505	0.7%	$41,577	0.7%
Other fees	46,011	1%	—	—
Total	$4,517,750	100%	$6,219,246	100%

(1)	These figures include the fees paid for the audit of ST-Ericsson.

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

The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2014, all services provided to us by PricewaterhouseCoopers were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2014-01-01 to 2014-01-31	—	—	20,048,104	—
2014-02-01 to 2014-02-28	—	—	20,020,855	—
2014-03-01 to 2014-03-31	—	—	20,020,855	—
2014-04-01 to 2014-04-30	—	—	19,987,234	—
2014-05-01 to 2014-05-31	—	—	19,065,933
2014-06-01 to 2014-06-30	—	—	17,658,810	20,000,000
2014-07-01 to 2014-07-31	2,608,948	8.90	19,590,511	17,391,052
2014-08-01 to 2014-08-31	4,737,795	8.10	24,308,500	12,653,257
2014-09-01 to 2014-09-30	4,492,307	8.13	28,800,807	8,160,950
2014-10-01 to 2014-10-31	6,247,740	7.16	35,048,547	1,913,210
2014-11-01 to 2014-11-30	1,913,210	6.74	36,935,900	—
2014-12-01 to 2014-12-31	—	—	36,857,722	—

As of December 31, 2014, we held 36,857,722 of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2015 we hold the same number of such shares. On November 10, 2014 we announced that we completed the repurchase of 20 million shares under the share buy-back program that was announced on June 26, 2014.

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

•

Our Corporate Ethics Committee, chaired by our Chief Audit and Risk Executive, whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;

•	Our Chief Compliance Officer, who reports to our General Counsel, also acts as Executive Secretary to our Supervisory Board; and

•

Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for ERM is also responsible for our Corporate Ethics Committee, our whistle-blowing hotline and related investigations.

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in The Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in our Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests, which was approved by our shareholders at our 2004 annual shareholders’ meeting. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.

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

1.1

Amended and Restated Articles of Association of STMicroelectronics N.V., dated December 2, 2013, as adopted by the Extraordinary General Meeting of Shareholders on December 2, 2013 (incorporated by reference from Form 20-F of STMicroelectronics N.V. filed on March 5, 2014).

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

15.1	Consent of Independent Registered Public Accounting Firm.

101	Interactive Data File.

CERTAIN TERMS

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

Bi-CMOS	bipolar and CMOS process technology

CMOS	complementary metal-on silicon oxide semiconductor

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EWS	electrical wafer sorting

GPS	global positioning system

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IP	intellectual property

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

NFC	near field communication

ODM	original design manufacturer

OEM	original equipment manufacturer

PDIP	plastic dual in-line package

QFP	quad-flat no-leads package

QFN	quad-flat package

RAM	random access memory

RF	radio frequency

SAM	serviceable available market

SiP	system-in-package

SoC	system-on-chip

SOI	silicon on insulator

SOIC	small-outline integrated circuit

TAM	total available market

VIPpowerTM	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 3, 2015	By:	/s/ Carlo Bozotti
Carlo Bozotti
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the consolidated financial statements of STMicroelectronics N.V. listed in the index appearing under Item 18 of this 2014 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of STMicroelectronics N.V. listed in the index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”, appearing under Item 15 of this 2014 Annual Report to Shareholders on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Geneva, Switzerland

March 3, 2015

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
In million of U.S. dollars except per share amounts	December 31, 2014	December 31, 2013	December 31, 2012
Net sales	7,335	8,050	8,380
Other revenues	69	32	113

Net revenues	7,404	8,082	8,493
Cost of sales	(4,906)	(5,468)	(5,710)

Gross profit	2,498	2,614	2,783
Selling, general and administrative	(927)	(1,066)	(1,166)
Research and development	(1,520)	(1,816)	(2,413)
Other income and expenses, net	207	95	91
Impairment, restructuring charges and other related closure costs	(90)	(292)	(1,376)

Operating income (loss)	168	(465)	(2,081)
Interest expense, net	(18)	(5)	(35)
Income (loss) on equity-method investments	(43)	(122)	(24)
Gain (loss) on financial instruments, net	(1)	—	3

Income (loss) before income taxes and noncontrolling interest	106	(592)	(2,137)
Income tax benefit (expense)	23	(37)	(51)

Net income (loss)	129	(629)	(2,188)
Net loss (income) attributable to noncontrolling interest	(1)	129	1,030

Net income (loss) attributable to parent company	128	(500)	(1,158)

Earnings per share (Basic) attributable to parent company stockholders	0.14	(0.56)	(1.31)

Earnings per share (Diluted) attributable to parent company stockholders	0.14	(0.56)	(1.31)

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2014	December 31, 2013	December 31, 2012
Net income (loss)	129	(629)	(2,188)
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(271)	103	64

Foreign currency translation adjustments	(271)	103	64
Unrealized gains (losses) arising during the period	1	1	6

Unrealized gains (losses) on securities	1	1	6
Unrealized gains (losses) arising during the period	(111)	36	30
Less : reclassification adjustment for (income) losses included in net income (loss)	2	(29)	59

Unrealized gains (losses) on derivatives	(109)	7	89
Prior service cost arising during the period	—	(5)	(4)
Net gains (losses) arising during the period	(50)	74	(20)
Less : amortization of prior service cost included in net periodic pension cost	1	5	5

Defined benefit pension plans	(49)	74	(19)

Other comprehensive income (loss), net of tax	(428)	185	140

Comprehensive income (loss)	(299)	(444)	(2,048)
Less : comprehensive income (loss) attributable to noncontrolling interest	2	(134)	(1,014)

Comprehensive income (loss) attributable to the company’s stockholders	(301)	(310)	(1,034)

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
In million of U.S. dollars	December 31, 2014	December 31, 2013
Assets
Current assets :
Cash and cash equivalents	2,017	1,836
Short-term deposits	—	1
Marketable securities	334	57
Trade accounts receivable, net	911	1,049
Inventories	1,269	1,336
Deferred tax assets	97	123
Assets held for sale	33	16
Other current assets	390	389

Total current assets	5,051	4,807

Goodwill	82	90
Other intangible assets, net	193	217
Property, plant and equipment, net	2,647	3,156
Non-current deferred tax assets	386	227
Long-term investments	69	76
Other non-current assets	580	600

	3,957	4,366

Total assets	9,008	9,173

Liabilities and equity
Current liabilities:
Short-term debt	202	225
Trade accounts payable	597	694
Other payables and accrued liabilities	841	937
Dividends payable to stockholders	87	89
Accrued income tax	39	48

Total current liabilities	1,766	1,993

Long-term debt	1,603	928
Post-employment benefit obligations	392	366
Long-term deferred tax liabilities	10	11
Other long-term liabilities	182	158

	2,187	1,463

Total liabilities	3,953	3,456

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,797,305 shares issued, 873,939,583 shares outstanding)	1,157	1,156
Capital surplus	2,741	2,581
Retained earnings	817	1,076
Accumulated other comprehensive income	613	1,042
Treasury stock	(334)	(212)

Total parent company stockholders’ equity	4,994	5,643
Noncontrolling interest	61	74

Total equity	5,055	5,717

Total liabilities and equity	9,008	9,173

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2011	1,156	2,544	(271)	3,504	670	393	7,996

Stock-based compensation expense		11	32	(32)			11
Contribution of noncontrolling interest						765	765
Comprehensive income (loss):
Net loss				(1,158)		(1,030)	(2,188)
Other comprehensive income (loss), net of tax					124	16	140

Comprehensive income (loss)							(2,048)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(355)			(355)

Balance as of December 31, 2012	1,156	2,555	(239)	1,959	794	139	6,364

Stock-based compensation expense		26	27	(27)			26
Joint ventures deconsolidation					58	73	131
Comprehensive income (loss):
Net loss				(500)		(129)	(629)
Other comprehensive income (loss), net of tax					190	(5)	185

Comprehensive income (loss)							(444)
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.40 per share				(356)			(356)

Balance as of December 31, 2013	1,156	2,581	(212)	1,076	1,042	74	5,717

Capital increase	1						1
Repurchase of common stock			(156)				(156)
Issuance of senior unsecured convertible bonds		121					121
Stock-based compensation expense		39	34	(34)			39
Joint ventures and other subsidiaries deconsolidation						(12)	(12)
Comprehensive income (loss):
Net income				128		1	129
Other comprehensive income (loss), net of tax					(429)	1	(428)

Comprehensive income (loss)							(299)
Dividends to noncontrolling interest						(3)	(3)
Dividends, $0.40 per share				(353)			(353)

Balance as of December 31, 2014	1,157	2,741	(334)	817	613	61	5,055

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2014	December 31, 2013	December 31, 2012
Cash flows from operating activities:
Net income (loss)	129	(629)	(2,188)
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	811	910	1,107
Interest and amortization of issuance costs on convertible bonds	10	—	—
(Gain) loss on financial instruments, net	1	—	(3)
Gain on sale of businesses	(22)	(80)	—
Non-cash stock-based compensation	36	26	11
Other non-cash items	(78)	(113)	(65)
Deferred income tax	(143)	(48)	(80)
(Income) loss on equity-method investments	43	122	24
Impairment, restructuring charges and other related closure costs, net of cash payments	4	145	1,303
Changes in assets and liabilities:
Trade receivables, net	119	(57)	35
Inventories	—	(22)	191
Trade payables	(70)	(139)	148
Other assets and liabilities, net	(125)	251	129

Net cash from operating activities	715	366	612

Cash flows from investing activities:
Payment for purchase of tangible assets	(505)	(543)	(492)
Proceeds from sale of tangible assets	9	12	16
Payment for purchase of marketable securities	(333)	—	(450)
Proceeds from sale of marketable securities	58	184	630
Release of restricted cash	—	3	3
Net cash variation for joint ventures deconsolidation	9	(21)	—
Partial asset distribution from joint ventures in liquidation	15	—	—
Payment for funding of joint ventures liquidation	—	(15)	—
Payment for purchase of intangible assets	(58)	(78)	(56)
Payment for purchase of financial assets	(9)	(14)	(61)
Proceeds from sale of financial assets	1	1	15
Proceeds received in sale of businesses	29	92	—
Payment for business acquisitions, net of cash and cash equivalents acquired	—	—	(1)

Net cash used in investing activities	(784)	(379)	(396)

	Twelve Months Ended
In million of U.S. dollars	December 31, 2014	December 31, 2013	December 31, 2012
Cash flows from financing activities:
Proceeds from long-term debt	3	477	464
Proceeds from short-term borrowings	—	145	390
Net proceeds from issuance of senior unsecured convertible bonds	994	—	—
Repurchase / repayment of issued debt	—	(455)	(219)
Repayment of long-term debt	(223)	(166)	(109)
Repayment of short-term borrowings	—	(35)	(20)
Decrease in short-term facilities	—	—	(7)
Capital increase	1	—	—
Repurchase of common stock	(156)	—	—
Dividends paid to stockholders	(354)	(346)	(355)
Dividends paid to noncontrolling interests	(3)	(4)	(5)
Other financing activities	—	(4)	(4)

Net cash from (used in) financing activities	262	(388)	135

Effect of changes in exchange rates	(12)	(13)	(13)

Net cash increase (decrease)	181	(414)	338

Cash and cash equivalents at beginning of the period	1,836	2,250	1,912

Cash and cash equivalents at end of the period	2,017	1,836	2,250

Supplemental cash information:
Interest paid	11	10	26
Income tax paid	30	23	51

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

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

2.2 – Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•

annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits,

•

determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims, and

•	allocation between debt and equity of the various components of an issued hybrid instrument and measurement at fair value of the liability component based on a discount rate adjustment technique.

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

The functional currency of each subsidiary of the Company is either the local currency or the U.S. dollar, depending on the basis of the economic environment in which each subsidiary operates. Foreign currency transactions, including operations in local currency when the U.S. dollar is the functional currency, are measured into the functional currency using the period exchange rate. Foreign exchange gains and losses resulting from the translation at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income on the line “Other income and expenses, net”.

For consolidation purposes, the results and financial position of the subsidiaries whose functional currency is different from the U.S. dollar are translated into the reporting currency as follows:

(a)	assets and liabilities for each consolidated balance sheet presented are translated at the closing exchange rate as of the balance sheet date;

(b)	income and expenses for each consolidated statement of income presented are translated at the monthly exchange rate;

(c)	the resulting exchange differences are reported as Currency Translation Adjustments (“CTA”), a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income.

2.4 – Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities to the Company of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated balance sheets.

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

The Company performs, on a continuous basis, inventory write-offs of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Indeed, the Company evaluates its product inventory to identify obsolete or slow-selling items and records a specific reserve if the Company estimates the inventory will eventually become obsolete. Reserve for obsolescence is estimated for excess uncommitted inventory based on the previous quarter sales, order backlog and production plans.

2.7 – Income taxes

Income tax for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each tax jurisdiction. Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. However deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit and loss. Moreover, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates and laws that are enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized in earnings in the period in which the law is enacted. Deferred income tax assets are recognized in full, but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

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

2.8 – Assets held for sale

Asset groups are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. The asset groups are classified as assets held for sale when the following conditions have been met: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell. Asset groups classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. Depreciation is not charged on long-lived assets classified as held for sale. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”.

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

2.10 – Intangible assets with finite useful lives

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value. Amortization begins when the intangible asset is available for use and is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives.

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

2.12 – Investments in equity securities

Investments in equity securities that have readily determinable fair values and for which the Company does not have the ability to exercise significant influence are classified as trading or available-for-sale equity securities, as described in Note 2.22. Investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost-method. Under the cost-method of accounting, investments are carried at historical cost and are adjusted only for declines in value deemed to be other-than-temporary. The fair value of a cost-method investment is estimated on a non-recurring basis when there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. An impairment loss is immediately recorded in the consolidated statements of income when it is assessed to be other-than-temporary and is based on the Company’s assessment of any significant and sustained reductions in the investment’s fair value. For unquoted equity securities, assumptions and estimates used in measuring fair value include the use of recent arm’s length transactions when they reflect the orderly exit price of the investments. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income.

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

2.14 – Long-term debt

(a) Convertible debt

The Company evaluates at initial recognition of the convertible bonds the different components and features of the hybrid instruments and determines whether certain elements are embedded derivative instruments which require bifurcation. Components of convertible debt instruments that may be settled in cash upon conversion based on a net-share settlement basis are accounted for separately as long-term debt and equity when the conversion feature of the convertible bonds constitute an embedded equity instrument. When an equity instrument is identified, proceeds from issuance are allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component is measured as the fair value of a similar nonconvertible debt, which results in the recognition of a debt discount. On subsequent periods, the Company amortizes the debt discount through earnings on the line “Interest income (expense), net” using the interest method, based on the expected life of the bonds. The equity component is not remeasured.

Debt issuance costs allocated on the debt component of the hybrid instrument are reported as non-current assets on the line “Other non-current assets” of the consolidated balance sheets. They are subsequently amortized through earnings on the line “Interest income (expense), net of the consolidated statements of income.

(b) Bank loans

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

(e) Other long-term employee benefits

The Company provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to earnings in the period of change. These obligations are valued annually with the assistance of independent qualified actuaries.

(f) Share-based compensation

The Company grants unvested stock awards to senior executives and selected employees for services. The awards granted to employees vest upon completion of an average three-year service period. For certain employees, awards contingently vest upon achieving three performance conditions. The Company measures the cost of the awards based on the grant-date fair value of the shares. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. Compensation is recognized only for the awards that ultimately vest. The compensation cost is recorded through earnings against equity, under “Capital surplus” in the consolidated statements of equity. The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing to fulfill the service condition, and forfeitures following the non-completion of one or more performance conditions.

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

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Furthermore, French research tax credits (“Crédit Impôt Recherche”) are deemed to be grants in substance. The research tax credits are to be paid in cash by the French tax authorities within three years in case they are not deducted from income tax payable during this period of time. Unlike other research and development funding, the amounts to be received are determinable in advance and accruable as the funded research expenditures are made. They are thus reported as a reduction of research and development expenses.

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

2.19 – Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2014, 2013 and 2012 were $8 million, $11 million and $12 million, respectively.

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

2.22 – Financial assets

The Company did not hold at December 31, 2014 and 2013 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets in the following categories: trading and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets classified as available-for-sale and as trading are initially recognized and subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership; the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”. The basis on which the cost of a security sold and the amount reclassified out of accumulated other comprehensive income into earnings are determined is the specific identification method.

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

When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity is immediately transferred to the consolidated statements of income within “Other income and expenses, net” if the de-designated derivative relates to operating activities. If upon de-designation, the derivative instrument is held in view to be sold with no direct relation with current operating activities, changes in the fair value of the derivative instrument following de-designation are reported as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income. If the derivative is still related to operating activities, the changes in fair value subsequent to the discontinuance is reported within “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.22.

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

2.24 – Recent accounting pronouncements

(a)	Accounting pronouncements effective in 2014

In March 2013, the FASB issued new guidance on obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. An entity should recognize the respective portion of the obligation it agrees to pay among its co-obligors and assess any additional amounts it expects to pay related to amounts borrowed by its co-obligors applying the measurement principles of the contingencies model under ASC 450. Enhanced disclosures similar to those required for financial guarantees will be required for those obligations. The Company adopted the new guidance in 2014, with no material impact on its financial position and results of operations.

In March 2013, the FASB issued clarified guidance on whether, when and how to release cumulative translation adjustment (“CTA”) into earnings in various deconsolidation and consolidation transactions. Complete or substantially complete liquidation of a foreign entity is required to release CTA for transactions occurring within a foreign entity. Transactions impacting investments in the foreign entity may result in a full or partial release of CTA even though complete or substantially complete liquidation of the foreign entity has not occurred. For transactions involving step acquisitions, the CTA associated with the previous equity-method investment will be fully released when control is obtained and consolidation occurs. The Company adopted the guidance in 2014 with no material impact on its financial position and results of operations.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In April 2014, the FASB issued new guidance which redefines discontinued operations by changing the criteria for determining which disposals can be presented as discontinued operations. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results”. A strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The guidance also enhances disclosure requirements and adds new disclosures for individually material dispositions that do not qualify as discontinued operations. The guidance applies prospectively to new disposals and new classifications of disposal groups as held for sale in annual periods beginning on or after December 15, 2014 and interim periods within those annual periods. Early adoption is permitted for new disposals or new classifications as held for sale that have not been reported in financial statements previously issued or available for issuance. The new guidance significantly changes current practice for assessing discontinued operations and affects income and earnings per share from continuing operations. The Company will adopt the guidance when effective.

In May 2014, the FASB issued the converged guidance on revenue from contracts with customers. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the purchase obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to purchase obligations and; (v) revenue recognition for each purchase obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2017. Early adoption is not permitted. The areas in which the new revenue recognition may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on standalone selling prices. The Company will adopt the new guidance when effective and is currently assessing its impact on existing contracts, transactions and business practices.

In June 2014, the FASB clarified the guidance relating to stock-based compensation by requiring that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amended guidance will be effective for annual and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company will adopt the amended guidance when effective and does not expect any material impact on its financial position and results of operations.

In November 2014, the FASB amended the accounting guidance relating to the host contract in a hybrid instrument issued in the form of a share, to clarify that an entity should consider all relevant terms and features in evaluating the economic characteristics and risks of the host contract, including the embedded derivative feature being evaluated for bifurcation. The amended guidance will be effective for fiscal years beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016. Earlier adoption is permitted. The Company will adopt the amended guidance when effective and does not expect any material impact on its financial position and results of operations.

In January 2015, the FASB simplified the income statement presentation by eliminating the concept of extraordinary items. As a result, items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. The guidance is effective for periods beginning after December 31, 2015. Early adoption is permitted but only as of the beginning of the fiscal year of adoption. The Company will adopt the amended guidance when effective and does not expect any material impact on its financial statements upon adoption.

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at December 31, 2014 and December 31, 2013 are detailed in the tables below:

	December 31, 2013	Purchase	Sale	Change in fair value included in OCI*	Change in fair value recognized in earnings	Foreign exchange result through OCI*	December 31, 2014
U.S. Treasury Bonds	—	333	—	1	—	—	334
Corporate Bonds	57	—	(58)	—	—	1	—

Total	57	333	(58)	1	—	1	334

*	Other Comprehensive Income

	December 31, 2012	Purchase	Sale	Change in fair value included in OCI* for available- for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	December 31, 2013
U.S. Treasury Bills	150	—	(150)	—	—	—	—
Corporate Bonds	88	—	(34)	—	—	3	57

Total	238	—	(184)	—	—	3	57

*	Other Comprehensive Income

As at December 31, 2014, the Company held $334 million in U.S. Treasury bonds. The bonds have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 5.3 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2014, since they represented investments of funds available for current operations. The bonds are classified as available-for-sale and recorded at fair value as at December 31, 2014. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $333 million as at December 31, 2014.

The corporate bonds amounting to $57 million were Senior debt Floating Rate Notes issued by financial institutions and matured in 2014. They were also classified as available-for-sale and recorded at fair value as at December 31, 2013. No credit loss was identified on these instruments and due to the short duration before maturity, the fair value as at December 31, 2013 corresponded to par value. The aggregate amortized cost basis of these securities totalled $57 million as at December 31, 2013.

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

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2014	December 31, 2013
Trade accounts receivable	919	1,058
Allowance for doubtful accounts	(8)	(9)

Total	911	1,049

Bad debt expense in 2014 was less than $1 million, while in 2013 and 2012 it was $2 million and $1 million, respectively. No customers represented over 10% of consolidated net revenues in 2014, 2013 and 2012.

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at December 31, 2014 and 2013, trade accounts receivable were sold without recourse for $49 million and $56 million respectively. Such factoring transactions totaled respectively $204 million and $570 million for the years 2014 and 2013, with a financial cost totaling less than $1 million, $2 million and $4 million respectively for the years 2014, 2013 and 2012, reported on the line “Interest expense, net” on the consolidated statement of income.

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

Inventories, net of reserve, consisted of the following:

	December 31, 2014	December 31, 2013
Raw materials	73	84
Work-in-process	795	885
Finished products	401	367

Total	1,269	1,336

6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2014	December 31, 2013
Receivables from government agencies	220	127
Taxes and other government receivables	45	56
Advances	36	46
Prepayments	42	54
Loans and deposits	9	13
Interest receivable	1	1
Derivative instruments	1	43
Receivables from equity-method investments	—	8
Other current assets	36	41

Total	390	389

Derivative instruments are further described in Note 23.

7.	GOODWILL

Goodwill allocated to reportable segments as of December 31, 2014 and 2013 and changes in the carrying amount of goodwill during the years ended December 31, 2014 and 2013 are as follows:

	Sense & Power and Automotive (SP&A)	Embedded Processing Solutions (EPS)	Others	Total
December 31, 2012	12	124	5	141
Sale of business	—	—	(5)	(5)
Re-classification to AHFS	(10)	—	—	(10)
Foreign currency translation	—	2	—	2
Impairment loss	—	(38)	—	(38)

December 31, 2013	2	88	—	90
Foreign currency translation	—	(8)	—	(8)

December 31, 2014	2	80	—	82

Goodwill as at December 31, 2014 and 2013 is net of accumulated impairment losses of $1,024 million, of which $1,018 million relates to the EPS segment and $6 million relates to the segment “Others”. In 2014, no impairment loss was recorded by the Company on any of its reporting units’ goodwill.

During the third quarter of 2014, the Company performed its annual impairment campaign. The Company did not elect to perform a qualitative assessment. The impairment test was conducted following a two-step process. In the first step, the Company compared the fair value of the reporting unit tested to its carrying value. Based upon the first step of the goodwill impairment test, no impairment was recorded for the MMS (part of EPS) reporting unit since the fair value of the reporting unit exceeded its carrying value.

In 2013, the Company recorded an impairment loss of $38 million related to DCG goodwill.

Veredus, a 67% investment of the Company, was classified as Assets held for sale as of December 31, 2013. Consequently, Veredus goodwill, belonging to the SP&A segment, was re-classified to Assets held for sale for $10 million as of December 31, 2013. In 2014, the Company sold a 51% stake in Veredus shares to a third party investor.

8.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2014	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	619	(519)	100
Contractual customer relationships	4	(4)	—
Purchased software	373	(302)	71
Construction in progress	22	—	22
Other intangible assets	66	(66)	—

Total	1,084	(891)	193

December 31, 2013	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	621	(489)	132
Contractual customer relationships	5	(5)	—
Purchased software	338	(290)	48
Construction in progress	37	—	37
Other intangible assets	66	(66)	—

Total	1,067	(850)	217

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use. The line “Other intangible assets” consists primarily of internally developed software.

The amortization expense on capitalized software costs in 2014, 2013 and 2012 was $9 million, $17 million and $38 million, respectively.

During the third quarter of 2014, the Company tested the dedicated long-lived assets of DCG reporting unit for impairment. The result was that all dedicated intangible assets, composed of acquired technologies, and amounting to $23 million, were fully impaired due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value. The current DCG plan has been impacted by faster-than-expected revenue decline of legacy products and slower than anticipated customer transition to new key technologies.

The amortization expense in 2014, 2013 and 2012 was $61 million, $72 million and $177 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2015	64
2016	54
2017	36
2018	19
2019	10
Thereafter	10

Total	193

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2014	Gross Cost	Accumulated Depreciation	Net Cost
Land	80	—	80
Buildings	886	(411)	475
Facilities & leasehold improvements	2,946	(2,629)	317
Machinery and equipment	13,491	(11,822)	1,669
Computer and R&D equipment	410	(371)	39
Other tangible assets	118	(109)	9
Construction in progress	58	—	58

Total	17,989	(15,342)	2,647

December 31, 2013	Gross Cost	Accumulated Depreciation	Net Cost
Land	94	—	94
Buildings	987	(429)	558
Facilities & leasehold improvements	3,218	(2,826)	392
Machinery and equipment	14,684	(12,728)	1,956
Computer and R&D equipment	463	(414)	49
Other tangible assets	137	(121)	16
Construction in progress	91	—	91

Total	19,674	(16,518)	3,156

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, Machinery and equipment and Other tangible assets include assets acquired under capital lease. The Net Cost of Assets under capital lease was $1 million for both the years ended December 31, 2014 and 2013.

The depreciation charge in 2014, 2013 and 2012 was $750 million, $838 million and $930 million, respectively.

Capital investment funding has totaled less than $1 million for the year ended December 31, 2014, $3 million for the year ended December 31, 2013 and $1 million for the year ended December 31, 2012. Public funding reduced depreciation charges by $4 million, $6 million and $10 million in 2014, 2013 and 2012, respectively.

For the years ended December 31, 2014, 2013 and 2012 the Company made equipment sales for cash proceeds of $9 million, $12 million and $16 million, respectively.

In July 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen. Following this announcement, the Longgang building and related facilities that the Company intends to dispose were reclassified to Assets held for sale for an amount of $31 million as of December 31, 2014.

10.	LONG-TERM INVESTMENTS

	December 31, 2014	December 31, 2013
Equity-method investments	56	63
Cost-method investments	13	13

Total	69	76

Equity-method investments

Equity-method investments as at December 31, 2014 and December 31, 2013 were as follows:

	December 31, 2014		December 31, 2013
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA	43	50.0%	50	50.0%
Incard do Brazil Ltda	3	50.0%	—	—
3Sun S.r.l.	—	—	13	33.3%
Other Investment	10	—	—	—

Total	56		63

ST-Ericsson SA (“JVS”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG (parent of “JVS” group of companies) in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that JVS was a variable interest entity (VIE). The Company determined that it controlled JVS and therefore consolidated JVS.

On September 9, 2013, the Company sold 1 JVS share to Ericsson for its nominal value changing the ownership structure of JVS to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of JVS and as such JVS was deconsolidated from the Company’s financial statements. The deconsolidation of JVS did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $43 million as of December 31, 2014. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of December 31, 2014.

Before the deconsolidation of JVS, certain assets and companies of the JVS group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For the year 2014, the line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income included a profit of $9 million related to JVS.

Incard do Brazil Ltda (‘’IdB’’)

IdB is a joint venture equally owned by Valid and the Company that was active in the smart cards business in South America. The Company evaluated that IdB was a VIE. The Company determined that it was the VIE primary beneficiary and therefore consolidated IdB.

Following the discontinuance of IdB’s activities, the Company determined that it was no longer the VIE primary beneficiary and as such IdB was deconsolidated from the Company’s financial statements in the third quarter of 2014. The deconsolidation of IdB did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $4 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $3 million as of December 31, 2014.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owned a third of the common shares of the entity. The Company has determined that 3Sun is not a VIE. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity-method. The line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income for the year 2014 included a charge of $51 million related to 3Sun.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. Pursuant to this agreement, at closing, subject to customary precedent conditions, ST will pay up to €15 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power. Also, at closing, ST will forgive the outstanding €13 million shareholders loan to the joint venture.

The summarized financial information of the Company’s equity-method investments as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 is presented below:

	December 31, 2014	December 31, 2013
Current assets	166	266
Non-current assets	237	287
Current liabilities	117	178
Non-current liabilities	193	249

	2014	2013	2012
Total revenues	136	282	422
Operating income (loss)	(46)	(271)	(51)
Net income (loss)	(50)	(282)	(103)

Cost-method investments

Cost-method investments as at December 31, 2014 and 2013 are equity securities with no readily determinable fair value. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in 2014 and currently has no requirement or intent to provide further financial support to the joint venture.

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2014	December 31, 2013
Available-for-sale equity securities	11	11
Trading equity securities	8	8
Long-term State receivables	513	513
Long-term receivables from third parties	5	7
Long-term loans to affiliates	—	17
Prepaid for pension	9	10
Debt issuance costs, net	4	—
Deposits and other non-current assets	30	34

Total	580	600

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

12.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2014	December 31, 2013
Employee related liabilities	273	383
Employee compensated absences	114	128
Taxes other than income taxes	68	85
Advances	33	32
Payables to equity-method investments	50	81
Obligations for capacity rights	2	3
Derivative instruments	73	4
Provision for restructuring	32	65
Current portion of pension	9	12
Royalties	26	37
Others	161	107

Total	841	937

The terms of the agreement for the inception of Numonyx, a company created in 2007 from the Company’s and Intel’s flash memory business key assets and sold in 2010 to Micron Technology Inc., included rights granted to Numonyx to use certain assets retained by the Company. As at December 31, 2014 and 2013 the value of such rights totaled $3 million and $6 million respectively, of which $2 million and $3 million respectively were reported as current liabilities.

Derivative instruments are further described in Note 23.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2014 and December 31, 2013.

13.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2014	December 31, 2013
Funding program loans from European Investment Bank:
0.25% due 2014, floating interest rate at Libor + 0.017%	—	20
0.26% due 2015, floating interest rate at Libor + 0.026%	9	19
0.28% due 2016, floating interest rate at Libor + 0.052%	39	58
0.73% due 2016, floating interest rate at Libor + 0.477%	52	77
0.61% due 2016, floating interest rate at Libor + 0.373%	57	86
1.43% due 2020, floating interest rate at Libor + 1.199%	75	87
1.29% due 2020, floating interest rate at Libor + 1.056%	165	193
1.00% due 2020, floating interest rate at Euribor + 0.917%	91	121
0.85% due 2021, floating interest rate at Libor + 0.525%	210	240
0.90% due 2021, floating interest rate at Libor + 0.572%	202	231
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	539	—
1.0% due 2021 (Tranche B)	349	—
Other funding program loans:
0.43% (weighted average), due 2014-2023, fixed interest rate	6	5
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	6	10
0.67% (weighted average), due 2018, fixed interest rate	1	2
0.87% (weighted average), due 2020, fixed interest rate	3	3
Capital leases:
6.65% (weighted average), due 2015-2017, fixed interest rate	1	1

Total long-term debt	1,805	1,153
Less current portion	(202)	(225)

Total long-term debt, less current portion	1,603	928

Long-term debt is denominated in the following currencies:

	December 31, 2014	December 31, 2013
U.S. dollar	1,698	1,012
Euro	107	141

Total	1,805	1,153

The European Investment Bank’s loans denominated in Euros, but drawn in U.S. dollars, are classified as U.S. dollar-denominated debt.

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Company. The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company. The Company intends to use the net proceeds of the offering for general corporate purposes.

Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totalled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. Transaction costs of $6 million were allocated proportionately to the liability and the equity components. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized discount totalled $112 million as at December 31, 2014.

Aggregate future maturities of total long-term debt (including current portion) at redemption value are as follows:

December 31, 2014
2015	202
2016	193
2017	117
2018	116
2019	715
Thereafter	574

Total	1,917

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.

Credit facilities

The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $583 million as of December 31, 2014.

The Company also has four committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on December 6, 2006 for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $48 million remained outstanding as at December 31, 2014. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $109 million remained outstanding as at December 31, 2014. The third one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $331 million remained outstanding as at December 31, 2014. The fourth, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $412 million remained outstanding as at December 31, 2014.

14.	POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of December 31, 2014, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Change in benefit obligation:
Benefit obligation at beginning of year	807	901	65	63
Service cost	27	37	7	8
Interest cost	28	28	2	2
Employee contributions	6	5	—	—
Benefits paid	(20)	(19)	(4)	(4)
Effect of curtailment	—	(3)	—	(2)
Effect of settlement	(14)	(32)	—	—
Actuarial (gain) loss	93	(92)	2	—
Transfer in	2	12	1	1
Transfer out	(2)	(12)	(1)	(1)
Acquisition / change in scope	—	9	—	1
Plan amendment	—	5	1	—
ST-Ericsson deconsolidation	—	(49)	—	(4)
Foreign currency translation adjustment	(64)	17	(8)	1

Benefit obligation at end of year	863	807	65	65

Change in plan assets:
Plan assets at fair value at beginning of year	448	422	—	—
Actual return on plan assets	41	32	—	—
Employer contributions	28	29	—	—
Employee contributions	6	5	—	—
Benefits paid	(10)	(9)	—	—
Effect of settlement	(12)	(25)	—	—
Transfer in	—	8	—	—
Transfer out	—	(8)	—	—
Foreign currency translation adjustments	(21)	5	—	—
ST-Ericsson deconsolidation	—	(11)	—	—

Plan assets at fair value at end of year	480	448	—	—

Funded status	(383)	(359)	(65)	(65)

Net amount recognized in the balance sheet consisted of the following:

Non-current assets	9	10	—	—
Current liabilities	(9)	(12)	(11)	(5)
Long-term liabilities	(383)	(357)	(54)	(60)

Net amount recognized	(383)	(359)	(65)	(65)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Other comprehensive loss as at December 31, 2012	209	9	218
Net amount generated/arising in current year	(105)	5	(100)
Amortization	(15)	(5)	(20)
Foreign currency translation adjustment	2	—	2

Other comprehensive loss as at December 31, 2013	91	9	100
Net amount generated/arising in current year	76	—	76
Amortization	(5)	(1)	(6)
Foreign currency translation adjustment	(10)	(1)	(11)

Other comprehensive loss as at December 31, 2014	152	7	159

In 2015, the Company expects to amortize $7 million of actuarial losses and $1 million of past service cost.

The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Accumulated benefit obligations	757	717	51	51

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $673 million, $585 million and $291 million, respectively, as of December 31, 2014 and $631 million, $554 million and $268 million, respectively, as of December 31, 2013.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Service cost	27	37	40	7	8	9
Interest cost	28	28	31	2	2	3
Expected return on plan assets	(22)	(18)	(18)	—	—	—
Amortization of actuarial net loss (gain)	3	11	12	2	—	2
Amortization of prior service cost	—	5	5	1	—	—
Effect of settlement	1	1	—	—		—
Effect of curtailment	—	—	—	—	(2)	—

Net periodic benefit cost	37	64	70	12	8	14

The weighted average assumptions used in the determination of the benefit obligation and the plan assets for the pension plans and the other long-term benefits were as follows:

Assumptions	2014	2013
Discount rate	3.03%	3.83%
Salary increase rate	2.65%	2.82%
Expected long-term rate of return on funds for the pension expense of the year	4.76%	4.88%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	2014	2013	2012
Discount rate	3.83%	3.43%	4.14%
Salary increase rate	2.82%	2.92%	2.99%
Expected long-term rate of return on funds for the pension expense of the year	4.88%	4.43%	4.57%

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

The Company’s pension plan asset allocation at December 31, 2014 and at December 31, 2013 is as follows:

	Percentage of Plan Assets at December
Asset Category	2014	2013
Cash	3%	2%
Equity securities	28%	34%
Bonds securities remunerating interest	28%	25%
Real estate	2%	2%
Investments in funds(a)	17%	14%
Other	22%	23%

Total	100%	100%

(a)

Investment in funds are composed for one half of commingled funds mainly invested in corporate bonds for 55%, treasury bonds and notes for 35% and municipal bonds for 10% and for the other half of a multi-strategy fund invested in broadly diversified portfolios of equity, fixed income and derivative instruments.

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2014 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	17	17	—	—
Equity securities	136	7	129	—
Government debt securities	10	10	—	—
Corporate debt securities	125	4	121	—
Investment funds	80	—	80	—
Real estate	12	—	10	2
Other (mainly insurance assets – contracts and reserves)	100	—	—	100

TOTAL	480	38	340	102

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2013 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	8	8	—	—
Equity securities	152	7	145	—
Government debt securities	12	12	—	—
Corporate debt securities	99	4	95	—
Investment funds	63	—	63	—
Real estate	9	—	5	4
Other (mainly insurance assets – contracts and reserves)	105	—	—	105

TOTAL	448	31	308	109

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2014 and December 31, 2014 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2014	109
Contributions (employer and employee)	14
Actual return on plan assets	6
Benefits paid	(3)
Assets sold during the year	(2)
Settlements	(11)
Foreign currency translation adjustment	(11)

December 31, 2014	102

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

The Company’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction. The Company’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation with reasonable boundaries. This was the case for year-end 2014. A portion of investments in equity securities has been reinvested in fixed income to reduce the exposure to equity markets. The Company’s asset portfolios are managed in such a way as to achieve adapted diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Company does not manage any assets internally.

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $28 million and $29 million in 2014 and 2013 respectively and the Company expects to contribute cash of $26 million in 2015.

The Company’s estimated future benefit payments as of December 2014 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2015	26	12
2016	21	4
2017	24	4
2018	33	4
2019	31	6
From 2020 to 2024	207	25

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $16 million as of December 31, 2014 and $19 million as of December 31, 2013. The annual cost of these plans amounted to approximately $81 million, $89 million and $94 million in 2014, 2013 and 2012, respectively.

15.	SHAREHOLDERS’ EQUITY

15.1	Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2014 the number of shares of common stock issued was 910,797,305 shares (910,703,305 at December 31, 2013).

As of December 31, 2014 the number of shares of common stock outstanding was 873,939,583 (890,606,763 at December 31, 2013).

15.2	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2007, an option agreement was concluded between the Company and Stichting Continuïteit ST. This option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company, its shareholders and other stakeholders. The preference shares may remain outstanding for no longer than two years. There were no preference shares issued as of December 31, 2014.

15.3	Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 29,520,220 shares in 2008, also reflected at cost, as a reduction of the parent company stockholders’ equity.

As of December 31, 2014, the Company owned a number of treasury shares equivalent to 36,857,722.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of December 31, 2014, 26,062,498 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 3,238,820 in the year ended December 31, 2014.

Pursuant to a resolution passed at the shareholders’ meeting held on June 13, 2014, the Company launched a share buy-back program in the third quarter of 2014, intended to meet the Company’s obligations in relation to its employee stock award plans. This program was subject to a maximum number of ordinary shares of twenty million to be repurchased. On November 10, 2014, the Company announced the completion of the repurchase of twenty million shares under the buy-back program for a total purchase price of approximately $156 million. The repurchased shares will be held as treasury shares and used to cover employee stock awards under the Company’s long term incentive plans.

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

A summary of the stock option activity for the plans for the three years ended December 31, 2014, 2013 and 2012 follows:

		Exercise Price Per Share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2011	26,453,152	$16.73-$33.70	$24.51

Options forfeited	(9,762,680)	$17.08-$33.70	$30.50
Outstanding at December 31, 2012	16,690,472	$16.73-$27.21	$21.00

Options forfeited	(8,400,221)	$16.73-$27.21	$19.39
Outstanding at December 31, 2013	8,290,251	$16.73-$27.21	$22.64

Options forfeited	(8,285,951)	$16.73-$27.21	$22.65
Outstanding at December 31, 2014	4,300	$16.73	$16.73

The weighted average remaining contractual life of options outstanding as of December 31, 2014, 2013 and 2012 was 0.1, 0.3 and 0.8 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2014 were as follows:

Number of shares	Option price Range	Weighted average exercise price	Weighted average remaining contractual life (years)
4,300	$16.73	$16.73	0.1

15.5	Unvested share awards for the Supervisory Board

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

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of grant	Options granted and vested	Options waived at grant
2005	66,000	(15,000)
2006	66,000	(15,000)
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013	No options granted
2014	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2014 and December 31, 2013 is presented below:

Year of grant	Outstanding as of 31.12.2012	Exercised	Expired/ Cancelled	Outstanding as of 31.12.2013	Exercised	Expired/ Cancelled	Outstanding as of 31.12.2014	Shares corresponding to exercised option not yet available for trade as of 31.12.2014
2005	34,115	(3,000)	—	31,115	(9,000)	—	22,115	—
2006	33,000	(3,000)	—	30,000	(9,000)	—	21,000	—
2007	82,500	(22,500)	—	60,000	(13,500)	—	46,500	—
2008	85,000	(10,000)	—	75,000	(15,000)	—	60,000	—
2009	95,000	(20,000)	—	75,000	—	—	75,000	—
2010	107,500	(25,000)	—	82,500	(7,500)	—	75,000	—
2011	142,500	(25,000)	—	117,500	(20,000)	—	97,500	—
2012	157,500	(35,000)	—	122,500	(20,000)	—	102,500	5,000

The total intrinsic value of options exercised during the year 2014 amounted to $1 million.

At the Company’s Annual General Meeting of Shareholders held on 21 June 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

15.6	Unvested share awards for the employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for services under the Employee Plan. Until 2012 all the awards were subject to completion of the performance conditions. Starting from 2013, there are two types of unvested shares: (1) shares granted to employees, vesting independently on the performance conditions and (2) shares granted to senior executives, whose vesting is subject to three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of cash flow compared with budget), each weighting for one third of the total number of awards granted. All the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant (for awards granted until the end of 2012 under the French Subplan 64% vest as of the second anniversary of the grant and 36% as of the third anniversary). In addition, in 2012 and 2013 there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
May 30, 2012	2012 CEO Special Bonus	100,862	—	—
July 23, 2012	2012 Employee Plan	6,216,285	(2,400)	(1,991,558)
December 21, 2012	2012 Employee Plan	304,480	—	(100,373)
July 22, 2013	2013 CEO Special Bonus	42,565	—	—
July 22, 2013	2013 Employee Plan	5,750,730	—	(1,832,360)
December 18, 2013	2013 Employee Plan	659,515	—	(157,858)
December 27, 2013	2013 Employee Plan	1,800	—	—
July 22, 2014	2014 Employee Plan	6,458,435	—	(* )
December 18, 2014	2014 Employee Plan	500,775	—	(* )

(*)	As at December 31, 2014, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the unvested share activity by plan for the year ended December 31, 2014 is presented below:

Unvested Shares	Outstanding as at December 31, 2013	Granted	Forfeited/ waived	Cancelled on failed vesting conditions	Vested	Outstanding as at December 31, 2014
2012 CEO Special Bonus	67,241	—	—	—	(33,621)	33,620
2012 Employee Plan	3,152,539	—	(32,978)	—	(1,739,357)	1,380,204
2013 CEO Special Bonus	42,565	—	—	—	(14,188)	28,377
2013 Employee Plan	6,379,320	—	(65,080)	(1,990,218)	(1,451,654)	2,872,368
2014 Employee Plan	—	6,959,210	(35,505)	—	—	6,923,705

Total	9,641,665	6,959,210	(133,563)	(1,990,218)	(3,238,820)	11,238,274

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

The grant date fair value of unvested shares granted to the CEO under the 2013 CEO Special Bonus Plan was $9.35. On the 2013 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2013 Employee Plan was $9.55. For the 2013 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 28, 2014, the Compensation Committee approved the statement that one performance conditions were fully met. Consequently, the compensation expense recorded on the 2013 Employee Plan reflects the statement that one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to employees under the 2014 Employee Plan was $9.23. On the 2014 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. Moreover, for the portion of the shares subject to performance conditions (2,980,000 shares) the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2014, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that two thirds of the awards subject to performance conditions are expected to vest. Consequently, the compensation expense recorded for the 2014 Employee Plan reflects the vesting of two third of the awards granted with performance conditions, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2015.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively:

	December 31, 2014	December 31, 2013	December 31, 2012
Cost of sales	6	5	2
Selling, general and administrative	16	13	6
Research and development	14	8	3

Total pre-payroll tax and social contribution compensation	36	26	11

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at December 31, 2014, $2 million at December 31, 2013 and $1 million at December 31, 2012. As of December 31, 2014 there was $49 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 10 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $1 million, $5 million and $2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

15.7	Accumulated other comprehensive income (loss) attributable to parent company stockholders

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2014, 2013 and 2012:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2011	(64)	(7)	(166)	868	631

Cumulative tax impact	9	(3)	33	—	39

December 31, 2011, net of tax	(55)	(10)	(133)	868	670

OCI before reclassifications	28	6	(57)	64	41
Amounts reclassified from AOCI	62	—	18	—	80
OCI for the year ended December 31, 2012	90	6	(39)	64	121
Cumulative tax impact	(11)	—	14	—	3
OCI for the year ended December 31, 2012, net of tax	79	6	(25)	64	124

December 31, 2012	26	(1)	(205)	932	752

Cumulative tax impact	(2)	(3)	47	—	42

December 31, 2012, net of tax	24	(4)	(158)	932	794

OCI before reclassifications	40	2	80	104	226
Amounts reclassified from AOCI	(28)	—	14	—	(14)
Impact of ST-Ericsson deconsolidation	—	—	11	49	60
OCI for the year ended December 31, 2013	12	2	105	153	272
Cumulative tax impact	(3)	3	(24)	—	(24)
OCI for the year ended December 31, 2013, net of tax	9	5	81	153	248

December 31, 2013	38	1	(100)	1,085	1,024

Cumulative tax impact	(5)	—	23	—	18

December 31, 2013, net of tax	33	1	(77)	1,085	1,042

OCI before reclassifications	(116)	1	(65)	(272)	(452)
Amounts reclassified from AOCI	2	—	6	—	8
OCI for the year ended December 31, 2014	(114)	1	(59)	(272)	(444)
Cumulative tax impact	5	—	10	—	15
OCI for the year ended December 31, 2014, net of tax	(109)	1	(49)	(272)	(429)

December 31, 2014	(76)	2	(159)	813	580

Cumulative tax impact	—	—	33	—	33

December 31, 2014, net of tax	(76)	2	(126)	813	613

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2014, 2013 and 2012 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2014	Amounts reclassified from AOCI in the year ended December 31, 2013	Amounts reclassified from AOCI in the year ended December 31, 2012	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	(1)	16	(39)	Cost of sales
Foreign exchange derivative contracts	(1)	3	(5)	Selling, general and administrative
Foreign exchange derivative contracts	—	14	(27)	Research and development
	—	(4)	12	Income tax benefit (expense)

	(2)	29	(59)	Net of tax

Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	—	(1)	(1)	Cost of sales
Amortization of actuarial gains (losses)	(1)	(5)	(6)	Selling, general and administrative
Amortization of actuarial gains (losses)	(4)	(6)	(7)	Research and development
Amortization of prior service cost	—	—	—	Cost of sales
Amortization of prior service cost	—	(1)	(1)	Selling, general and administrative
Amortization of prior service cost	(1)	(4)	(4)	Research and development
	1	5	6	Income tax benefit (expense)

	(5)	(12)	(13)	Net of tax

Total reclassifications for the year	(7)	17	(72)

Attributable to noncontrolling interest	—	(2)	5

Attributable to the Company’s stockholders	(7)	15	(67)

15.8	Dividends

The Supervisory Board held on December 4, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be paid in December 2014 and March 2015, respectively. The first payment, totaling $87 million, was executed in December 2014. The remaining $0.10 per share cash dividend to be paid in the first quarter of 2015 totaled $87 million and was reported as “Dividends payable to stockholders” on the consolidated balance sheet as at December 31, 2014.

The Annual General Meeting of Shareholders held on June 13, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2014 and $0.10 in the third quarter of 2014, to be paid in June 2014 and September 2014, respectively. $89 million corresponding to the first distribution and $85 million as part of the second distribution were paid during the first nine months of 2014. The remaining second portion of dividends to be paid of $4 million was paid during the fourth quarter of 2014.

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

In 2012 the cash dividend was $0.40 per share for a total amount paid of $355 million.

16.	EARNINGS PER SHARE

For the years ended December 31, 2014, 2013 and 2012, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Basic EPS
Net income (loss) attributable to parent company	128	(500)	(1,158)
Weighted average shares outstanding	886,532,167	889,541,922	886,699,953
Basic EPS	0.14	(0.56)	(1.31)

Diluted EPS
Net income (loss) attributable to parent company	128	(500)	(1,158)
Net income (loss) attributable to parent company adjusted	128	(500)	(1,158)
Weighted average shares outstanding	886,532,167	889,541,922	886,699,953

Dilutive effect of unvested shares	3,278,537	—	—
Number of shares used in calculating diluted EPS	889,810,704	889,541,922	886,699,953
Diluted EPS	0.14	(0.56)	(1.31)

In 2014, outstanding stock-options have included anti-dilutive shares totalling 4,300 shares. In 2013 and 2012, if the Company had reported income, outstanding stock options would have included anti-dilutive shares totalling approximately 8,290,251 shares and 16,690,472 shares, respectively.

The convertible bonds issued on July 3, 2014, as detailed in Note 13 had no impact on the diluted EPS computation as of 31 December 2014 since the contingently conversion features were out-of-the-money.

17.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Research and development funding	231	57	102
Phase-out and start-up costs	(16)	(4)	—
Exchange gain, net	4	8	5
Patent costs	(28)	(40)	(20)
Gain on sale of businesses and non-current assets	24	83	9
Other, net	(8)	(9)	(5)

Total	207	95	91

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

Gain on sale of businesses and non-current assets is mostly related to the sale of businesses associated with the Smart Connectivity Business (Display Port products), realized in the first and third quarters of 2014.

In the third quarter of 2013, it was mainly due to the sale of businesses and non-current assets associated with the Global Navigation Satellite System (GNSS) and with the sale of Portland Compiler Group (PGI).

18.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2014, 2013 and 2012 are summarized as follows:

Year ended December 31, 2014	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
$600-650 million net opex plan	—	(17)	(7)	(24)
Manufacturing consolidation	—	(8)	(4)	(12)
EPS restructuring plan	—	(16)	(14)	(30)
Long-lived impairment charge	(24)	—	—	(24)

Total	(24)	(41)	(25)	(90)

Year ended December 31, 2013	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
ST-Ericsson restructuring plans	—	(6)	(3)	(9)
ST-Ericsson exit	(17)	(69)	—	(86)
Digital restructuring plan	(2)	(1)	(2)	(5)
$600-650 million net opex plan	—	(88)	—	(88)
Manufacturing consolidation	(29)	(8)	—	(37)
Goodwill and other intangible impairment charge	(56)	—	—	(56)
Assets held for sale impairment	(5)	—	—	(5)
Other restructuring initiatives	—	(6)	—	(6)

Total	(109)	(178)	(5)	(292)

Year ended December 31, 2012	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	(21)	—	(2)	(23)
ST-Ericsson restructuring plan	—	(1)	—	(1)
ST-Ericsson cost savings plan	—	(10)	(10)	(20)
ST-Ericsson April 2012 restructuring plan	(2)	(60)	(4)	(66)
ST-Ericsson exit	(544)	—	—	(544)
Digital restructuring plan	(7)	(13)	—	(20)
Goodwill and other intangible impairment charge	(694)	—	—	(694)
Other restructuring initiatives	—	—	(8)	(8)

Total	(1,268)	(84)	(24)	(1,376)

Impairment charges

In 2014, the Company recorded impairment charges of $24 million, of which $23 million on Digital Convergence Group dedicated intangible assets and $1 million on other intangible assets, as detailed in Note 8.

In 2013, the Company recorded impairment charges of $109 million comprised primarily of:

•	$56 million impairment of Digital Convergence Group goodwill ($38 million) and dedicated intangible assets ($18 million);

•	$29 million on certain long-lived assets as part of the Company’s manufacturing consolidation;

•	$17 million impairment primarily related to long-lived assets as part of the exit of ST-Ericsson; and

•	$5 million impairment charge on Veredus assets classified as Assets held for sale, as of December 31, 2013.

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

•	$21 million impairment on the Carrollton (Texas) building and facilities;

•	$7 million impairment charges on intangibles for which no alternative future use was identified within the Company, as part of the Digital restructuring plan;

•	$4 million impairment on certain intangibles; and

•	$2 million impairment charges primarily related to long-lived assets with no alternative future use within the Company.

Restructuring charges and other related closure costs

The Company is currently engaged in three major restructuring plans, the $600-650 million net opex plan, the Manufacturing consolidation plan and the EPS restructuring plan which are described hereafter.

Further to the announcement on December 10, 2012 to reduce the Company’s net operating expenses comprised of combined selling, general and administrative and research and development expenses, net of R&D grants, to the level of $600 million to $650 million on a quarterly basis by the beginning of 2014, the Company committed restructuring actions in 2013 (the “$600-650 million net opex plan”).

In July 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen (the “Manufacturing consolidation plan”).

In the third quarter of 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the EPS segment (the “EPS restructuring plan”).

In 2014, the Company incurred restructuring charges and other related closure costs for $66 million corresponding to:

•	$24 million for the $600-650 million net opex plan corresponding to employee termination benefits, primarily in Europe, and contract termination costs;

•	$12 million for the Manufacturing consolidation plan corresponding to $8 million for employee termination benefits and $4 million of closure costs;

•	$30 million for the EPS restructuring plan relating to employee and contract termination costs

In 2013, the Company incurred restructuring charges and other related closure costs for $183 million corresponding to:

•	$88 million for the $600-650 million net opex plan corresponding to employee termination benefits;

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

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2012 to December 31, 2014 are summarized as follows:

	ST-Ericsson exit	ST-Ericsson restructuring plans	$600-650 million net opex plan	Digital restructuring plan	Manufacturing Restructuring plans	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2012	8	59	—	12	3	—	9	91
Charges incurred in 2013	100	12	88	3	8	—	6	217
Adjustments for unused provisions	(31)	(3)	—	—	—	—	—	(34)
Amounts paid	(30)	(56)	(44)	(9)	(1)	—	(7)	(147)
Currency translation effect	(1)	—	2	—	—	—	—	1
ST-Ericsson break-up and deconsolidation	(46)	(12)	—	—	—	—	6	(52)

Provision as at December 31, 2013	—	—	46	6	10	—	14	76
Charges incurred in 2014	—	—	25	—	12	31	—	68
Adjustments for unused provisions	—	—	(1)	—	—	(1)	—	(2)
Amounts paid	—	—	(58)	(6)	(17)	(2)	(3)	(86)
Advances not refunded upon contract termination	—	—	—	—	—	(13)	—	(13)
Currency translation effect	—	—	(1)	—	—	—	—	(1)

Provision as at December 31, 2014	—	—	11	—	5	15	11	42

An amount of $32 million is expected to be paid within twelve months, as detailed in Note 12.

Upon the ST-Ericsson deconsolidation as of September 1, 2013, all the ST-Ericsson restructuring plans have been deconsolidated by the Company.

The $600-650 million net opex plan resulted in a total charge of $112 million. The plan was substantially completed in 2014.

The Digital restructuring plan resulted in a total charge of $16 million, excluding impairments. The plan was completed in 2013.

The Manufacturing restructuring plan, which was expected to result in pre-tax charges in the range of $270 to $300 million, resulted in a total charge of $313 million, excluding impairments. This plan is now completed.

The Manufacturing consolidation plan resulted in a total charge of $20 million, excluding impairments. The plan is expected to be completed in 2015.

The EPS restructuring plan, which is expected to result in pre-tax charges in the range of $65 million and $70 million, resulted in a $30 million charge as at December 31, 2014. The plan is expected to be completed in 2015.

In 2014, total amounts paid for restructuring and related closure costs amounted to $86 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

19.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Income	12	18	41
Expense	(30)	(23)	(76)

Total	(18)	(5)	(35)

Net interest included charges related to the sale of trade and other receivables. Interest expense recorded in 2014 included a $12 million charge on the senior unsecured convertible bonds issued in July 2014, of which $10 non-cash interest expense resulting from the accretion of the discount on the liability component.

No borrowing cost was capitalized in 2014, 2013 and 2012. Interest income on government Bonds and floating rate notes classified as available-for-sale marketable securities amounted to $2.4 million for the year ended December 31, 2014, less than $1 million for the year ended December 31, 2013 and to $2 million for the year ended December 31, 2012.

In 2013, net interest included a one-time interest income received with respect to a U.S. tax refund in the second quarter of 2013.

20.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Income (loss) recorded in The Netherlands	(9)	(30)	(33)
Income (loss) from foreign operations	115	(562)	(2,104)

Income (loss) before income tax benefit (expense)	106	(592)	(2,137)

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
The Netherlands Taxes – current	—	5	(1)
Foreign taxes – current	(120)	(90)	(130)

Total current taxes	(120)	(85)	(131)
The Netherlands Taxes – deferred	—	—	—
Foreign taxes – deferred	143	48	80

Total deferred taxes	143	48	80
Income tax benefit (expense)	23	(37)	(51)

Effective tax rate	-21%	-6%	-2%

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2014, 2013 and 2012, and the effective income tax rate are the following:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Income tax benefit (expense) computed at statutory rate	(26)	148	534
Non-deductible and non-taxable permanent differences, net	8	(2)	(81)
Income (loss) on equity-method investments	(11)	(31)	(6)
Valuation allowance adjustments	26	(83)	(197)
Current year credits	53	60	77
Other tax and credits	8	(42)	(17)
Benefits from tax holidays	65	18	38
Net impact of changes to uncertain tax positions	(92)	(33)	(83)
Earnings of subsidiaries taxed at different rates	(8)	(72)	(316)

Income tax benefit (expense)	23	(37)	(51)

In 2013 and 2012, the line “Earnings of subsidiaries taxed at different rates” includes a decrease of $57 million and $320 million, respectively, mainly related to tax rate differences due to tax holidays for countries in a loss position. The valuation allowance adjustments of 2013 include $32 million related to the activities of ST-Ericsson companies until their deconsolidation.

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.07, $0.02 and $0.04 for the years ended December 31, 2014, 2013, and 2012, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2022. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2014	December 31, 2013
Tax loss carryforwards and investment credits	908	658
Less unrecognized tax benefit	(238)	(229)

Tax loss carryforward net of unrecognized tax benefit	670	429
Inventory valuation	15	14
Impairment and restructuring charges	16	63
Fixed asset depreciation in arrears	39	58
Capitalized development costs	63	45
Receivables for government funding	13	22
Tax credits granted on past capital investments	1,147	1,131
Pension service costs	82	66
Stock awards	5	2
Commercial accruals	15	10
Other temporary differences	78	70

Total deferred tax assets	2,143	1,910
Valuation allowances	(1,607)	(1,454)

Deferred tax assets, net	536	456
Accelerated fixed asset depreciation	(26)	(58)
Acquired intangible assets	(11)	(11)
Advances of government funding	(23)	(35)
Other temporary differences	(3)	(13)

Deferred tax liabilities	(63)	(117)

Net deferred income tax asset	473	339

At the end of December 2014, the tax loss carryforward and the valuation allowance were mainly impacted by a favorable ruling obtained in Switzerland on the transfer of the majority of ST-Ericsson deductible operating losses.

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

As of December 31, 2014, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2015, as follows:

Year
2015	1
2016	46
2017	12
2018	89
2019	77
Thereafter	683

Total	908

The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that jurisdiction on a pro rata basis. The “Tax credits granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 0.53% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

The amounts of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $ 24 million and $(31) million in 2014 and 2013 respectively. They were related primarily to the tax effects of the recognized unfunded status on defined benefits plan

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $775 million as at December 31, 2014. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no significant tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company.

A reconciliation of 2014, 2013 and 2012 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Balance at beginning of year	255	227	148
Additions based on tax positions related to the current year	51	52	44
Additions for tax positions of prior years	43	27	39
Reduction for tax positions of prior years	(2)	(48)	—
Reduction due to ST-Ericsson deconsolidation		(8)	—
Settlements		—	(1)
Prepayment	(5)	(1)	(6)
Foreign currency translation	(29)	6	3

Balance at end of year	313	255	227

At December 31, 2014 and 2013, $238 million and $229 million, respectively, of unrecognized tax benefits were classified as a reduction of deferred tax assets. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income, they were $27 million in 2014 and not material in the previous years. At December 31, 2014 and 2013, interest and penalties amounted to $32 million and $6 million respectively.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1996 to 2014.

21.	COMMITMENTS

The Company’s commitments as of December 31, 2014 were as follows:

	Total	2015	2016	2017	2018	2019	Thereafter
Operating leases	199	47	34	27	21	13	57
Purchase obligations	391	362	15	6	5	3	—
of which:
Equipment purchase	171	171	—	—	—	—	—
Foundry purchase	83	83
Software, design, technologies and licenses	137	108	15	6	5	3	—
Other obligations	512	284	117	81	28	2	—

Total	1,102	693	166	114	54	18	57

As a consequence of the Company’s planned closures of certain of its manufacturing facilities, some of the contracts as reported above have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2015 to 2019 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $66 million for the year ended December 31, 2014, $83 million for the year ended December 31, 2013 and $114 million for the year ended December 31, 2012.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements and other service agreements.

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

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California claiming that the Company’s ball grid array packages infringed certain patents owned by Tessera, and that the Company breached a 1997 license agreement by failing to pay royalties to Tessera on sales of products in certain ball grid array packages. On September 3, 2014, the Company and Tessera announced that they had reached a settlement of all outstanding claims and litigation between them. The terms and conditions of the agreement between the companies are confidential.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2014, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

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

The notional amount of these financial instruments totaled $286 million, $319 million and $817 million at December 31, 2014, 2013 and 2012, respectively. The principal currencies covered are the Singapore dollar, the Swiss franc, the China Yuan Renminbi, the Indian rupee, the Euro, the Malaysian Ringgit and the Japanese yen.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2014 have remaining terms of 2 days to 11 months, maturing on average after 37 days.

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

For the year ended December 31, 2014, the Company recorded an increase in cost of sales of $1 million and an increase in operating expenses of $1 million, related to the realized losses incurred on such hedged transactions. For the year ended December 31, 2013, the Company recorded a decrease in cost of sales and operating expenses of $16 million and $17 million, respectively, related to the realized gain incurred on such hedged transactions. For the year ended December 31, 2012 the Company recorded an increase in cost of sales and operating expenses of $39 million and $32 million, respectively, related to the realized loss incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2014, 2013 and 2012.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,386 million, $1,702 million and $1,552 million at December 31, 2014, 2013 and 2012, respectively. The forecasted transactions hedged at December 31, 2014 were determined to have a high probability of occurring.

As of December 31, 2014, $76 million of deferred losses on derivative instruments included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2014 have remaining terms of 5 days to 12 months, maturing on average after 115 days.

As at December 31, 2014, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	211	294
Currency options	—	—
Currency collars	221	331

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	136

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.

The Company analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Price risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk for investments in public entities. In order to hedge the exposure to this market risk, the Company may enter into certain derivative hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2014 and December 31, 2013 is presented in the table below:

	As at December 31, 2014		As at December 31, 2013
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	—	Other current assets	26
Currency collars	Other current assets	—	Other current assets	10
Currency options	Other current assets	—	Other current assets	5

Total derivatives designated as a hedge		—		41

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	2

Total derivatives not designated as a hedge:		1		2

Total Derivatives		1		43

	As at December 31, 2014		As at December 31, 2013
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(43)	Other payables and accrued liabilities	(1)
Currency collars	Other payables and accrued liabilities	(28)	Other payables and accrued liabilities	(2)

Total derivatives designated as a hedge		(71)		(3)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(2)	Other payables and accrued liabilities	(1)

Total derivatives not designated as a hedge:		(2)		(1)

Total Derivatives		(73)		(4)

The effect on the consolidated statements of income for the year ended December 31, 2014 and December 31, 2013 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2014 and December 31, 2013 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2014	December 31, 2013		December 31, 2014	December 31, 2013
Foreign exchange forward contracts	(30)	14	Cost of sales	2	13
Foreign exchange forward contracts	(5)	2	Selling, general and administrative	0	2
Foreign exchange forward contracts	(10)	10	Research and development	3	13
Currency options	—	1	Cost of sales	(1)	—
Currency options	—	1	Research and development	—	—
Currency collars	(20)	6	Cost of sales	(2)	3
Currency collars	(4)	1	Selling, general and administrative	(1)	1
Currency collars	(7)	3	Research and development	(3)	1

Total	(76)	38		(2)	33

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2014 and December 31, 2013. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the year ended December 31, 2014 and December 31, 2013 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain recognized in earnings	Gain recognized in earnings
		December 31, 2014	December 31, 2013
Foreign exchange forward contracts	Other income and expenses, net	10	10
Total		10	10

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2014 liabilities totaling $28 million (a gross immaterial amount of recognized assets offset with a liability of $28 million). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $1 million and liabilities of $45 million as at December 31, 2014.

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

Consistent with others in the industry, the Company monitors capital on the basis of the net debt-to-equity ratio. This ratio is calculated as the net financial position of the Company, defined as the difference between total cash position (cash and cash equivalents, marketable securities — current and non-current-, short-term deposits and current restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company stockholders’equity.

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2014:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	December 31, 2014
Marketable securities – U.S. Treasury Bonds	334	334	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	(71)	—	(71)	—
Derivative instruments not designated as a hedge	(1)	—	(1)	—

Total	281	353	(72)	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2013:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	December 31, 2013
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	27	27	—	—
U.S.-denominated Senior debt Floating Rate Notes issued by financial institutions	30	30	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	38	—	38	—
Derivative instruments not designated as a hedge	1	—	1	—

Total	115	76	39	—

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at December 31, 2014 and December 31, 2013.

The liability component of the convertible bonds issued on July 3, 2014 was measured at initial recognition at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. The liability component of the convertible bonds was subsequently reported at amortized cost. The liability component will be accreted to par value over the expected life of the instrument, five years and seven years respectively for each tranche.

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using entity-specific information. The impairment on intangible assets recorded in 2014 totalled $24 million. The Company evaluated in the third quarter of 2014 the recoverability of the long-lived assets assigned to the DCG reporting unit, including acquired technologies. To determine fair value and measure the impairment loss, the Company used an income approach, which was based on cash flow projections expected to result from the use or potential sale of these assets. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

Following identified changes in circumstances in 2014 evidencing that there may have been a significant adverse effect on the fair value of certain cost-method investments, $3 million of the aggregate carrying amount of these investments was evaluated for impairment in 2014, which generated an other-than-temporary impairment charge of $3 million, reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2014.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2014 and December 31, 2014 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2014	16
Sale of Veredus asset group	(16)
Veredus cost-method investment	3
Other-then-temporary impairment on Veredus cost-method investment	(3)

December 31, 2014	—

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(3)

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and December 31, 2013 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2013	—
Assets held for sale Sale of assets	11 (5)
Deconsolidation of assets	(6)
Veredus asset group	16

December 31, 2013	16

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(5)

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2014 and 2013:

		2014		2013
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	1,271	1,271	1,623	1,623
Long-term debt				1,153	1,153
- Bank loans (including current portion)	2	917	917	1,153	1,153
- Senior unsecured convertible bonds(2)	1	888	967	—	—

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)

The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $121 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds.

No securities were in an unrealized loss position as at December 31, 2014 and December 31, 2013.

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of these debt securities is estimated based upon quoted market prices for identical instruments.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Marketable securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for identical instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for identical instruments.

Trading equity securities

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since issuance on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

24.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Sales & other services	24	118	226
Research and development expenses	—	121	282
Other purchases	24	71	53
Accounts receivable	22	12	53
Accounts payable	56	82	62

For the years ended December 31, 2014, December 31, 2013 and 2012, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: BESI, Flextronics, Globalfoundries, MicroOLED, Soitec, Oracle, Thales and Technicolor. The related party transactions presented in the table above also include transactions between the Company and its equity-method investments as listed in Note 10.

Until the sale of its JVD shares to Ericsson on August 2, 2013, leading to the de-recognition of its equity investment in JVD, the Company purchased R&D services from JVD ($121 million in 2013). For the year ended December 31, 2012, the total R&D services purchased from ST-Ericsson AT SA amounted to $224 million and outstanding trade payables amounted to $44 million.

The Company made a contribution of $0.5 million for the year ended December 31, 2014 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. The Company made a contribution to ST Foundation of $0.5 million for the year ended December 31, 2013 and no contribution in the year ended December 31, 2012. Certain members of the Foundation’s Board are senior members of the Company’s management.

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

The Company’s segments in 2014 are as follows:

•	Sense & Power and Automotive Products (SP&A), including:

•	Automotive (APG),

•	Industrial & Power Discrete (IPD),

•	Analog & MEMS (AMS), and

•	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of:

•	Digital Convergence Group (DCG),

•	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP),

•	Microcontrollers, Memory & Secure MCU (MMS), and

•	Other EPS.

In the second half of 2014, the Company announced that as of the first quarter of 2015 the Digital Convergence Group (DCG) and Imaging, Bi-CMOS and Silicon Photonics (IBP) Group would be combined under one single organization, called Digital Product Group (DPG). DPG’s focus is on ASSPs addressing home gateway and set-top box, as well as FD-SOI ASICs for consumer applications; FD-SOI and mixed process ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products.

In 2014, the Company revised the revenues by product line from prior periods following the reclassification of Image Signal Processor business from IBP product line to DCG product line. In addition, the Wireless former product line has been reclassified into the DCG product line. The Company believes that the revised 2013 and 2012 revenues presentation is consistent with that of 2014 and uses these comparatives when managing the company.

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

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

Net revenues by product segment:

	December 31, 2014	December 31, 2013	December 31, 2012
Sense & Power and Automotive Products (SP&A)	4,774	4,775	4,622
Embedded Processing Solutions (EPS)	2,608	3,269	3,826

Total net revenues of product segments	7,382	8,044	8,448

Others(1)	22	38	45

Total consolidated net revenues	7,404	8,082	8,493

(1)	Includes revenues from sales of Subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line :

	December 31, 2014	December 31, 2013	December 31, 2012
Automotive (APG)	1,807	1,668	1,554
Industrial & Power Discrete (IPD)	1,865	1,801	1,747
Analog & MEMS (AMS)	1,102	1,306	1,320
Other SP&A	—	—	1

Sense & Power and Automotive Products (SP&A)	4,774	4,775	4,622

Digital Convergence Group (DCG)	756	1,492	2,275
Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP)	330	409	395
Microcontrollers, Memory & Secure MCU (MMS)	1,507	1,367	1,147
Other EPS	15	1	9

Embedded Processing Solutions (EPS)	2,608	3,269	3,826

Total net revenues of product segments	7,382	8,044	8,448

Others	22	38	45

Total consolidated net revenues	7,404	8,082	8,493

Operating income (loss) by product segment:

	December 31, 2014	December 31, 2013	December 31, 2012
Sense & Power and Automotive Products (SP&A)	447	270	409
Embedded Processing Solutions (EPS)	(103)	(399)	(883)

Total operating income (loss) of product segments	344	(129)	(474)

Others(1)	(176)	(336)	(1,607)

Total consolidated operating income (loss)	168	(465)	(2,081)

(1)

Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	December 31, 2014	December 31, 2013	December 31, 2012
Total operating income (loss) of product segments	344	(129)	(474)
Strategic and other research and development programs	(7)	(15)	(12)
Phase-out and start-up costs	(16)	(5)	—
Impairment, restructuring charges and other related closure costs	(90)	(292)	(1,376)
Unused capacity charges	(53)	(32)	(172)
NXP arbitration award	—	—	(54)
Other non-allocated provisions(1)	(10)	8	7

Total operating loss Others	(176)	(336)	(1,607)

Total consolidated operating income (loss)	168	(465)	(2,081)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2014, 2013 and 2012. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31, 2014	December 31, 2013	December 31, 2012
The Netherlands	1,905	1,860	1,524
France	200	289	189
Italy	61	78	131
USA	1,003	1,041	1,014
Singapore	3,831	3,860	3,784
Japan	368	420	418
Other countries	36	534	1,433

Total	7,404	8,082	8,493

Property, plant and equipment

	December 31, 2014	December 31, 2013
The Netherlands	384	333
France	777	1,063
Italy	555	690
Other European countries	117	131
USA	7	17
Singapore	302	341
Malaysia	180	195
Other countries	325	386

Total	2,647	3,156

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency — millions of U.S. dollars)
2014
Accounts Receivable	9	—	1	(2)	8
Deferred Tax Assets	1,454	(30)	201	(18)	1,607

2013
Accounts Receivable	10	—	2	(3)	9
Deferred Tax Assets	1,634	7	67	(254)	1,454

2012
Accounts Receivable	15	—	1	(6)	10
Deferred Tax Assets	1,514	6	123	(9)	1,634

S-1