Form 20-F
period 2015-12-31
STMICROELECTRONICS NV
filed 2016-03-16
CIK 932787

As filed with the Securities and Exchange Commission on March 16, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

878,537,339 common shares at December 31, 2015

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

•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	the loading, product mix and manufacturing performance of our production facilities;

•

the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;

•

changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	product liability or warranty claims or recalls by our customers for products containing our parts;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•

changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, labor actions or terrorist activities; and

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2015. Such data have been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2015, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$6,866	$7,335	$8,050	$8,380	$9,630
Other revenues	31	69	32	113	105

Net revenues	6,897	7,404	8,082	8,493	9,735
Cost of sales	(4,565)	(4,906)	(5,468)	(5,710)	(6,161)

Gross profit	2,332	2,498	2,614	2,783	3,574
Operating expenses:
Selling, general and administrative	(897)	(927)	(1,066)	(1,166)	(1,210)
Research and development	(1,425)	(1,520)	(1,816)	(2,413)	(2,352)
Other income and expenses, net	164	207	95	91	109
Impairment, restructuring charges and other related closure costs	(65)	(90)	(292)	(1,376)	(75)

Total operating expenses	(2,223)	(2,330)	(3,079)	(4,864)	(3,528)

Operating income (loss)	109	168	(465)	(2,081)	46
Other-than-temporary impairment charge and realized gains (losses) on financial assets	—	—	—	—	318
Interest expense, net	(22)	(18)	(5)	(35)	(25)
Income (loss) on equity-method investments and gain on investment divestiture	2	(43)	(122)	(24)	(28)
Gain (loss) on financial instruments, net	—	(1)	—	3	25

Income (loss) before income taxes and noncontrolling interest	89	106	(592)	(2,137)	336
Income tax benefit (expense)	21	23	(37)	(51)	(181)

Net income (loss)	110	129	(629)	(2,188)	155
Net loss (income) attributable to noncontrolling interest	(6)	(1)	129	1,030	495

Net income (loss) attributable to parent company	104	128	(500)	(1,158)	650

Earnings per share (basic) attributable to parent company stockholders	0.12	0.14	(0.56)	(1.31)	0.74
Earnings per share (diluted) attributable to parent company stockholders	0.12	0.14	(0.56)	(1.31)	0.72
Number of shares used in calculating earnings per share (basic)	876.5	886.5	889.5	886.7	883.6
Number of shares used in calculating earnings per share (diluted)	880.6	889.8	889.5	886.7	904.5
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	1,771	2,017	1,836	2,250	1,912
Short-term deposits	—	—	1	1	—
Marketable securities	335	334	57	238	413
Restricted cash	4	—	—	4	8
Total assets	8,195	9,004	9,173	10,434	12,094
Short-term debt	191	202	225	630	733
Long-term debt (excluding current portion)	1,421	1,599	928	671	826
Total parent company stockholders’ equity	4,632	4,994	5,643	6,225	7,603
Common stock and capital surplus	3,936	3,898	3,737	3,711	3,700
Other Data:
Dividend per share	0.40	0.40	0.40	0.40	0.40
Capital expenditures, net of proceeds from sales	(467)	(496)	(531)	(476)	(1,258)
Net cash from operating activities	842	715	366	612	880
Depreciation and amortization	736	811	910	1,107	1,279
Debt-to-equity ratio(1)	0.35	0.36	0.20	0.21	0.21

(1)	Debt-to-equity ratio is the ratio between our total financial debt (bank overdrafts, short-term debt and long-term debt) and our total parent company stockholder’s equity.

Risks Related to the Semiconductor Industry which Impact Us

The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition.

The semiconductor industry is cyclical and has been subject to significant downturns from time to time, as a result of global economic conditions as well as industry-specific factors, such as built-in excess capacity, fluctuations in product supply, product obsolescence and changes in end-customer preferences. Downturns are typically characterized by reduction in overall demand, accelerated erosion of selling prices, reduced revenues and high inventory levels, any of which could result in a significant deterioration of our results of operations. Such macroeconomic trends typically relate to the semiconductor industry as a whole rather than to the individual semiconductor markets to which we sell our products. To the extent that industry downturns are concurrent with the timing of new increases in production capacity or introduction of new advanced technologies in our industry, the negative effects on our business from such industry downturns may also be more severe. We have experienced revenue volatility and market downturns in the past and expect to experience them in the future, which could have a material adverse impact on our results of operations and financial condition.

We may not be able to match our production capacity to demand.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, and, in turn, to estimate requirements for production capacity. If our markets, major customers or certain product designs or technologies do not perform as well as we have anticipated, we risk unused capacity charges, write-offs of inventories and losses on products, and we could be required to undertake restructuring measures that may involve significant charges to our earnings. Furthermore, during certain periods, we have also experienced increased demand in certain market segments and product technologies, which has led to a shortage of capacity and an increase in the lead times of our delivery to customers. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Impairment, restructuring charges and other related closure costs”.

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements. Furthermore, the competitive environment of the industry has resulted, and may continue to result, in consolidation among our competitors and vertical integration among our customers, which may lead to erosion of our market share, impact our capacity to compete and require us to restructure our operations.

We compete in different product lines to various degrees on certain characteristics, for example, price, technical performance, product features, product design, product availability, process technology, manufacturing capabilities and sales and technical support. Given the intense competition in the semiconductor industry, if our products do not meet market requirements based on any of these characteristics, our business, financial condition and results of operations could be materially adversely affected. Our competitors may have a stronger presence in key markets and geographic regions, greater name recognition, larger customer bases and greater financial, research and development, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to changes in the business environment, to new or emerging technologies and to changes in customer requirements.

The semiconductor industry is intensely competitive and characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and may continue to experience, significant consolidation among our competitors and vertical integration among our customers. Consolidation among our competitors and integration among our customers could erode our market share, negatively impact our capacity to compete and require us to restructure our operations.

We, and the semiconductor industry as a whole, may be impacted by changes in global and regional economic conditions and in the political or social environment, including as a result of financial market volatility, military conflict, civil unrest and/or terrorist activities, as well as natural events such as severe weather, health risks or epidemics.

We, and the semiconductor industry as a whole, are significantly impacted by global and regional economic conditions. Uncertainty about worldwide economic conditions poses a risk as consumers and businesses may postpone spending in response to macroeconomic factors effecting spending behavior, such as financial market volatility, lower capital and productivity growth, unemployment, negative financial news, declines in income or asset values and/or other factors. Such global and regional economic conditions could have a material adverse effect on demand for our products. We cannot exclude a potential deterioration of economic conditions, which could have a material adverse effect on our business and financial condition.

We, and the semiconductor industry as a whole, face greater risks due to the international nature of the semiconductor business, including in the countries where we, our customers or our suppliers operate, such as:

•	instability of foreign governments, including the threat of war, military conflict, civil unrest, mass migration and terrorist attacks;

•	natural events such as severe weather, earthquakes and tsunamis;

•	epidemics such as disease outbreaks, pandemics and other health related issues;

•	changes in laws and policies affecting trade and investment, including through the imposition of new constraints on investment and trade; and

•	varying practices of regulatory, tax, judicial and administrative bodies.

Risks Related to Our Operations

Market dynamics have driven, and continue to drive us, to a strategic repositioning.

In recent years, we have undertaken several initiatives to reposition our business, both through divestitures and investments. Our strategies to improve our results of operations and financial condition have led us, and may in the future lead us, to acquire businesses that we believe to be complementary to our own, or to divest ourselves of or wind down activities that we believe do not serve our longer term business plans. Our potential acquisition strategies depend in part on our ability to identify suitable acquisition targets, finance their acquisition, obtain approval by our shareholders and obtain required regulatory and other approvals. Our potential divestiture strategies depend in part on our ability to compete and to identify the activities in which we should no longer engage, obtain the relevant approvals pursuant to our governance process and then determine and execute appropriate methods to divest of them.

We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required. Furthermore, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions, dispositions or joint ventures, will be successful and will not result in impairment, restructuring charges and other related closure costs.

Acquisitions and divestitures involve a number of risks that could adversely affect our operating results and financial condition, including: we may be unable to successfully integrate businesses or teams we acquire with our culture and strategies on a timely basis or at all; we may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses; and in the case of joint ventures, we may be unable to effectively control the joint venture when management acts independently. There can be no assurance that we will be able to achieve the full scope of the benefits we expect from a particular acquisition, divestiture or investment. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any acquired businesses. In addition, the financing of future acquisitions or divestitures may negatively impact our financial position and credit rating and we could be required to raise additional funding.

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

Our high fixed costs could adversely impact our results.

Our operations are characterized by high fixed or other difficult to reduce costs, including costs related to manufacturing, particularly as we operate our own manufacturing facilities, and the employment of our highly skilled workforce. When demand for our products decreases, competition increases or we fail to forecast demand accurately, we are driven to reduce prices and we are not always able to decrease our total costs in line with resulting revenue declines. As a result, the costs associated with our operations may not be fully absorbed, leading to unused capacity charges, higher average unit costs and lower gross margins, adversely impacting our results.

Our capital needs are high compared to those competitors who do not produce their own products and we may need additional funding in the coming years to finance our investments, to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness.

As a result of our choice to maintain control of a large portion of our manufacturing technologies, we may require significant capital expenditure to maintain or upgrade our facilities in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market, customer requirements and capacity utilization. These capital expenditures may increase in the future if we decide to upgrade or expand the capacity of our manufacturing facilities. There can be no assurance that future market demand and products required by our customers will meet our expectations. We also may need to invest in other companies, in IP and/or in technology developed either by us or by third parties to maintain or improve our position in the market or to complement or expand our existing business. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business and results of operations.

The foregoing may require us to secure additional financing, including through the issuance of debt, equity or both. The timing and the size of any new share or bond offering would depend upon market conditions as well as a variety of other factors. In addition, the capital markets may from time to time offer terms of financing that are particularly favorable. We cannot exclude that we may access the capital markets opportunistically to take advantage of market conditions. Any such transaction or any announcement concerning such a transaction could materially impact the market price of our common shares. If we are unable to access capital on acceptable terms, this may adversely affect our business and results of operations.

Our financial results can be affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations, such as the Singapore dollar) could result in a favorable impact, net of hedging, on our net income in the case of an appreciation of the U.S. dollar, or a negative impact, net of hedging, on our net income if the U.S. dollar depreciates relative to these currencies, in particular with respect to the Euro. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major portion of our revenues, while, more importantly, we incur a significant portion of our costs in currencies other than the U.S. dollar.

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income (“Consolidated Statements of Income”), in particular with respect to a portion of the cost of goods sold, the majority of the R&D expenses and certain SG&A expenses located in the Euro zone. We also hedge certain manufacturing costs denominated in Singapore dollars. There can be no assurance that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

We depend on collaboration with other semiconductor industry companies, research organizations, universities and suppliers to further our R&D efforts, and our business and prospects could be materially adversely affected by the failure or termination of such alliances.

Our ability to compete successfully depends on our ability to introduce innovative new products and technologies to the marketplace on a timely basis. In light of the high levels of investment required for R&D activities, we depend on collaborations with other semiconductor industry companies, research organizations, universities and suppliers to develop or access new technologies.

Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities. However, there can be no assurance that our collaboration efforts will be successful and allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. If a particular collaboration terminates before our intended goals are accomplished we may incur additional unforeseen costs, and our business and prospects could be adversely affected. Furthermore, if we are unable to develop or otherwise access new technologies, whether independently or in collaboration with another industry participant, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share.

We receive public funding, and a reduction in the amount available to us or demands for repayment could increase our costs and impact our results of operations.

To support our proprietary R&D for derivative technology investments and investments in cooperative R&D ventures, we have in the past benefited and expect to continue to benefit in the future from public funding, mainly from French, Italian and European Union governmental entities. The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support. If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D costs, this could have a material adverse effect on our business. Furthermore, to receive public funding, we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations. If there are changes in the public funding we receive, this could affect our ability to continue investing in R&D at current levels and we could experience a material adverse effect on our business, financial condition and results of operations.

Our operating results may vary significantly from quarter to quarter and annually and may also differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next. These factors include capital requirements, inventory management, availability of funding, competition, new product developments, technological changes, manufacturing or supplier issues and effective tax rates. In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our management’s ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company — Backlog”.

Our business is dependent in large part on continued growth in the industries and segments into which our products are sold and on our ability to retain existing customers and attract new ones. A market decline in any of these industries or our inability to retain and attract customers could have a material adverse effect on our results of operations.

The demand for our products depends significantly on the demand for our customers’ end products. Growth of demand in the industries and segments into which our products are sold fluctuates significantly and is driven by a variety of factors, including consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. Changes in our customers’ markets and in our customers’ respective shares in such markets could result in slower growth and a decline in demand for our products. In addition, if projected industry growth rates do not materialize as forecasted, our spending on process and product development ahead of market acceptance could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent upon our ability to retain existing customers. Our existing customers’ product strategy may change from time to time and we have no certainty that our business, financial position and results of operations will not be affected. Our business is also dependent upon our ability to attract new customers. There can be no assurance that we will be successful in attracting and retaining new customers. Our failure to do so could materially adversely affect our business, financial position and results of operations.

Disruptions in our relationships with any one of our key customers or distributors, and/or material changes in their strategy or financial condition or business prospects, could adversely affect our results of operations.

A substantial portion of our sales is derived from a limited number of customers and distributors. There can be no assurance that our customers or distributors will continue to book the same level of sales with us that they have in the past, will continue to succeed in the markets they serve and will not purchase competing products over our products. Many of our key customers and distributors operate in cyclical businesses that are also highly competitive, and their own market positions may vary considerably. In recent years, some of our customers have vertically integrated their businesses. Such vertical integrations may impact our business. Our relationships with the newly formed entities could be either reinforced or jeopardized by the integration. If we are unable to maintain or increase our market share with our key customers or distributors, or if they were to increase product returns or fail to meet payment obligations, our results of operations could be materially adversely affected. Certain of our products are customized to our customers’ specifications. If customers do not purchase products made specifically for them, we may not be able to recover a cancellation fee from our customers or resell such products to other customers.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions and equity investments, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can vary significantly due to impairment of goodwill, other intangible assets and equity investments booked pursuant to acquisitions, joint venture agreements and the purchase of technologies and licenses from third parties. Because the market for our products is characterized by rapidly changing technologies, significant changes in the semiconductor industry, and the potential failure of our business initiatives, our future cash flows may not support the value of goodwill and other intangibles registered in our consolidated balance sheets (“Consolidated Balance Sheets”). See “Item 5. Operating and Financial Review and Prospects — Overview — Critical Accounting Policies Using Significant Estimates — Impairment of goodwill”, “— Intangible assets subject to amortization” and “— Income (loss) on Equity-method Investments”.

We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others.

We depend on patents and other IP rights to protect our products and our manufacturing processes against misappropriation by others. The process of seeking patent protection can be long and expensive, and there can be no assurance that that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective IP protection may be unavailable or limited in some countries. Competitors may also develop technologies that are protected by patents and other IP and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We have in the past used our patent portfolio to negotiate broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without concern of infringing patents held by such competitors. We may not, however, in the future be able to obtain such licenses or other rights to protect necessary IP on favorable terms for the conduct of our business, and such failure may adversely impact our results of operations.

We have from time to time received, and may in the future receive, communications alleging possible infringement of third party patents and other IP rights. Some of those claims are made by so-called non-practicing entities against which we are unable to assert our own patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents and other IP rights. See Note 22 to our Consolidated Financial Statements. IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

The outcome of IP litigation is inherently uncertain and may divert the efforts and attention of our management and other specialized technical personnel. Such litigation can result in significant costs and, if not resolved in our favor, could materially and adversely affect our business, financial condition and results of operations.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could cause a material adverse effect on our results.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules or the outcome of tax assessments and audits could have a material adverse effect on our results. Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently receive certain tax benefits in some countries, and these benefits may not be available in the future due to changes in the local jurisdictions. As a result, our effective tax rate could increase in the coming years. In addition, the acquisition or divestiture of businesses in certain jurisdictions could materially affect our effective tax rate.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies. The recorded amount of total deferred tax assets could be reduced, resulting in a loss in our consolidated income statement, a decrease in our total assets and, consequently, in our stockholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in business condition or in management’s plans or due to other factors, such as changes in tax laws and regulations.

We are subject to the possibility of loss contingencies arising out of tax claims, assessment of uncertain tax positions and provisions for specifically identified income tax exposures. We are also subject to tax audits in certain jurisdictions. There can be no assurance that we will be successful in resolving potential tax claims that result from these audits, which could result in material adjustments in our tax positions. We book provisions on the basis of the best current understanding; however, we could be required to book additional provisions in future periods for amounts that cannot currently be assessed. Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our consolidated income statement and our financial position.

As we depend on a limited number of suppliers for materials and certain equipment, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis. Certain materials are available from a limited number of suppliers or only from a limited number of suppliers in a particular region. We purchase certain materials whose prices on the world markets have fluctuated significantly in the past and may fluctuate significantly in the future. Although supplies for the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials may increase due to market pressures and we may not be able to pass on such cost increases to the prices we charge to our customers.

We also purchase semiconductor manufacturing equipment and third party licensed technology from a limited number of suppliers and providers and, because such equipment and technology are complex, it is difficult to replace one supplier or provider with another or to substitute one piece of equipment or type of technology for another. In addition, suppliers and providers may extend lead times, limit our supply, increase prices or change contractual terms related to certain manufacturing equipment and third party licensed technology, any of which could adversely affect our results. Furthermore, suppliers and technology providers tend to focus their investments on providing the most technologically advanced equipment, materials and technology and may not be in a position to address our requirements for equipment, materials or technology of older generations. Although we work closely with our suppliers and providers to avoid such shortages, there can be no assurance that we will not encounter these problems in the future. If we are unable to obtain supplies of materials, equipment or technology in a timely manner or at all, or if such materials, equipment or technology prove inadequate, our results of operations could be adversely affected.

If our external silicon foundries or back-end subcontractors fail to perform, this could adversely affect our business prospects.

We currently use external silicon foundries and back-end subcontractors for a portion of our manufacturing activities. If our external silicon foundries or back-end subcontractors are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. Prices for these services also vary depending on capacity utilization rates at our external silicon foundries and back-end subcontractors, quantities demanded and product and process technology. Such outsourcing costs can vary materially and, in cases of industry shortages, they can increase significantly, negatively impacting our business prospects.

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously modified or maintained in an effort to improve yields and product performance and lower the cost of production. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in scrap. As system complexity and production changes have increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. There can be no assurance that that we will not experience bottlenecks or production, transition or other difficulties in the future.

We may experience quality problems from time to time that can result in decreased sales and operating margin and product liability or warranty claims.

We sell complex products that may not in each case comply with specifications or customer requirements or may contain design and manufacturing defects. Although our general practice is to contractually limit our liability to the repair, replacement or refund of defective products, we may face product liability or warranty claims that could result in significant expenses relating to compensation payments, product recalls or other actions to maintain good customer relationships, which could result in decreased sales and operating margin and other material adverse effects on our business. Costs or payments we may make in connection with warranty claims or product recalls may adversely affect our results of operations. There can be no assurance that we will be successful in maintaining our relationships with customers with whom we incur quality problems. Furthermore, if litigation occurs we could incur significant costs and liabilities to defend ourselves against such claims and, if damages are awarded against us, there can be no assurance that our insurance policies will be available or adequate to protect us against such claims.

Our computer systems and networks are subject to attempted security breaches and other cybersecurity threats, which, if successful, could adversely impact our business.

We have, from time to time, experienced attempts by others to gain unauthorized access to our computer systems and networks. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. In the current environment, there are numerous and evolving risks to cyber security, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance, and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of our customers, suppliers and providers of third party licensed technology, and some of those attempts may be successful. Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of sensitive or confidential data, including personal information and intellectual property, system disruptions, and denial of service. In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. As these threats continue to develop and grow, we have been adapting our security measures. We continue to increase the amount we allocate to implementing, maintaining and/or updating security systems to protect data and infrastructure and to raising security awareness among those having access to our systems, but these security measures cannot provide absolute security. We may also be adversely affected by security breaches related to our equipment providers and providers of third party licensed technology. As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection. Additionally, cyber attacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third party operations or services, financial loss, potential liability, and damage our reputation and affect our relationships with our customers and suppliers.

We may be subject to theft, loss, or misuse of personal data about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.

The theft, loss, or misuse of personal data collected, used, stored, or transferred by us to run our business could result in significantly increased security costs or costs related to defending legal claims. Global privacy legislation, including various EU directives regulating data privacy and security and the transmission of content using the Internet involving residents of the EU, enforcement, and policy activity in this area are rapidly expanding and creating a complex compliance regulatory environment. Costs to comply with and implement these privacy-related and data protection measures could be significant. In addition, our failure to comply with local and international privacy or data protection laws and regulations could result in proceedings against us by governmental entities or others.

Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental regulations and laws or because of damage to the environment.

We are subject to environmental laws and regulations that govern various aspects, including the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our operations. Compliance with such laws and regulations could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities.

Loss of key employees could hurt our competitive position.

Our success depends to a significant extent upon our key executives and R&D, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

The interests of our controlling shareholder, which is in turn indirectly controlled by the French and Italian governments, may conflict with other investors’ interests. In addition, our controlling shareholder may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time.

We have been informed that as of December 31, 2015, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.

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

We have an option agreement in place with an independent foundation, whereby we could issue preference shares in the event of actions considered hostile by our Managing Board and Supervisory Board and which the board of the independent foundation determines would be contrary to our interests. In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our shareholders’ meeting, subject to the requirements of our Articles of Association, without the need to seek a specific shareholder resolution for each capital increase. Accordingly, an issue of preference shares or new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Preference Shares.”

Any decision to reduce or discontinue paying cash dividends to our shareholders could adversely impact the market price of our common shares.

On an annual basis, our Supervisory Board, upon the proposal of the Managing Board, may propose the distribution of a cash dividend to the general meeting of our shareholders. See “Item 8. Dividend Policy.” Any reduction or discontinuance by us of the payment of cash dividends at historical levels could cause the market price of our common shares to decline. Moreover, in the event our payment of cash dividends is reduced or discontinued, our failure or inability to resume paying cash dividends at historical levels could adversely impact the market price of our common shares.

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

There can be no assurance that a system of internal control over financial reporting, including one determined to be effective, will prevent or detect all misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance regarding financial statement preparation and presentation. Projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

Because we are subject to the corporate law of The Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company.

Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in The Netherlands. The rights of our investors and the responsibilities of members of our

Managing and Supervisory Boards under Dutch law are not as clearly established as under the rules of some U.S. jurisdictions. Therefore, U.S. investors may have more difficulty in protecting their interests in the face of actions by our management, members of our Managing and Supervisory Boards or our controlling shareholders than U.S. investors would have if we were incorporated in the United States.

Our executive offices and a substantial portion of our assets are located outside the United States. In addition, ST Holding and most members of our Managing and Supervisory Boards are residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for shareholders to effect service within the United States upon us, ST Holding, or members of our Managing or Supervisory Boards. It may also be difficult or impossible for shareholders to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the United States. This could be true in any legal action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult or impossible for shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon U.S. securities laws.

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

History and Development of the Company

STMicroelectronics N.V. was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we participate in the manufacturing value chain of smartcard products, which include the production and sale of both silicon chips and smartcards.

Our diverse product portfolio is built upon a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our IP portfolio which we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

For our 2015 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

We are a global leader in the semiconductor market, serving a broad range of customers across different areas. Our strategy takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. We focus on developing industry-leading products and solutions for the application areas which are expected to experience solid growth rates driven by long-term trends affecting peoples’ lives. These trends include population ageing and concentration in cities, ubiquitous connectivity, and the need for more energy efficiency across all applications.

Our products are used in a wide variety of applications, which can be broadly grouped into three areas: automotive systems, industrial systems and consumer connected devices. We enable smarter driving by making vehicles safer, more environmentally friendly and more connected. We help make smarter environments at home, in the city, in workplaces and in factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. And we enable creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

Product Information

Semiconductors are electronic components that serve as the building blocks inside modern electronic systems and equipment. Semiconductors, generally known as “chips,” combine multiple transistors on a single piece of material to form a complete electronic circuit. With our portfolio of semiconductor products, we serve customers across the spectrum of electronics applications with innovative solutions.

We have analog products that can be used to design any system requiring semiconductors, including sensors, signal channel devices, output power stages — discrete and/or integrated — as well as complete power management blocks. Complemented by a comprehensive range of general purpose and application specific microcontrollers, our analog devices can fulfill the needs of any design.

In addition, we have historically been one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications. We have a portfolio spanning complex power train microcontrollers, audio and infotainment devices and body and convenience dedicated and standard functions as well as a broad offering of components for advanced driver assistance systems (ADAS) and MEMS automotive sensors. The products designed and manufactured specifically for automotive applications are complemented by a large range of “automotive grade” products, both tested and guaranteed to perform under stringent automotive environmental conditions.

We also have digital products that are at the heart of electronics systems, including microcontrollers, digital automotive products, ASICs and specialized imaging sensors. Our full set of microcontrollers includes one of the industry’s broadest ranges of general-purpose devices serving all market segments, secure microcontrollers for applications such as bank cards, IT security, e-government, public transport, and mobile communications and a series of embedded microprocessors for various applications in industrial, computing and communications markets.

On top of the product design R&D spending, our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product groups share common R&D for process technology and manufacturing capacity for some of their products.

During 2015, our products were organized as follows: (i) Sense & Power and Automotive Products (“SP&A”) segment, comprised of the product lines: Automotive (“APG”), Industrial & Power Discrete (“IPD”), Analog & MEMS (“AMS”) and Other SP&A; and, (ii) Embedded Processing Solutions (“EPS”) segment, comprised of the product lines: Digital Product Group (“DPG”), Microcontroller, Memory & Secure MCU (“MMS”) and Other EPS.

In the first quarter of 2016, we announced that we will discontinue the development of new platforms and standard products for set-top-box and home gateway, a business which was a part of the Digital Product Group (DPG) in 2015 and we changed our organization to align with our strategic focus on Smart Driving and Internet of Things applications. Three new product groups were established: Automotive and Discrete Group (ADG); Microcontrollers and Digital ICs Group (MDG); and Analog and MEMS Group (AMG). This reorganization is effective as of the first quarter of 2016, and as a result, we will report revenue and operating income as follows:

•	Automotive and Discrete Group (ADG)

•	Microcontrollers and Digital ICs Group (MDG)

•	Analog and MEMS Group (AMG)

•	Others, including the Imaging Division.

Below is a description of our main categories of products. We regularly communicate our product and technology highlights in our quarterly earnings releases filed on Form 6-K with the SEC, and incorporate them herein by reference.

Dedicated Automotive ICs

We are a top automotive semiconductor vendor supplying chips to leading suppliers of carmakers worldwide. We combine an unparalleled platform of advanced technologies with an unswerving commitment to quality, and a thorough understanding of the automotive market gained through close collaboration with leading customers. Our automotive-solutions portfolio covers all key application areas in the car: Powertrain, Chassis, ADAS, Body Electronics and Infotainment.

For powertrain, we provide silicon solutions for the full range of engine-management systems: from motorbikes and scooters to the most advanced drive-by-wire solutions. Developments in engine management are driven by both government emission regulations and energy concerns. We continue to work closely with major automotive OEMs, as we have for years, to reduce fuel consumption via advanced technologies such as Variable Valve Timing and Gasoline Direct Injection. Thanks to the cooperation with certain leading car makers, our microcontrollers are currently in the electrical engines of leading hybrid cars.

With regards to Chassis, we provide a broad range of solutions to increase vehicle-occupant safety, including devices for airbags, anti-lock brakes, traction control, electric power steering and suspension systems. We are the leading supplier of chips for automotive airbags and anti-lock braking systems, which currently represent the largest portion of automotive safety electronics.

We are also a leading player in advanced driver assistance systems (ADAS) that help avoid or minimize the severity of traffic accidents manufacturing chips for visual-aid driving-assistance such as lane-departure warning, forward-collision warning, vision/radar fusion and pedestrian detection for active safety behind the wheel. Our 3rd generation ADAS Vision Processor product reached production maturity and we are now developing the 4th generation in FD-SOI with our partner Mobileye. We are also working on our first-generation modular offering for the V2X (vehicle-to-vehicle and vehicle-to-infrastructure) chipset with our partner Autotalks.

Today’s car body electronics involve a myriad of inter-networked electronic systems, from dome and door-zone controls, HVAC (heating, ventilation, and air-conditioning) systems, and seat controls to wiper and lighting controls. The penetration of electronics in the car is increasing all the time, as are the requirements for improved reliability and diagnostic capabilities. We address the concept of the “smart” junction box, which is an intelligent power and switching center for the vehicle that integrates functions and features from exterior and cabin lighting to wipers, with a comprehensive architecture that consists of upgradable hardware and software modules. And with our proprietary VIPower silicon technology and thorough application knowledge, we have become the market leader in automotive lighting electronics, offering solutions for both exterior and interior lighting, from incandescent bulbs to LED- or HID (High-Intensity Discharge)-based systems.

Our car infotainment and navigation portfolio includes complete turnkey solutions for digital radio, navigation and telematics, and wireless connectivity in the car. We have leveraged our more than 20 years at the forefront of AM/FM radio technology to lead in digital radio. We produce all of the semiconductor components for car radios — from the tuner through the baseband to multimedia processing and playback — and the Company’s car-radio systems are optimized for harsh reception environments and minimized power consumption. Our portfolio of products for navigation also includes a family of System-on-Chip solutions capable of receiving signals from multiple satellite navigation systems, including BeiDou, GPS, GALILEO, GLONASS and QZSS, to improve user position accuracy and navigation in poor satellite visibility conditions, such as in urban canyons.

In 2015, these families of products were reported under the APG product line. In 2016, they will be included in the ADG product group.

Industrial and Power Conversion, Discrete and Power Transistor

We develop a broad range of innovative Power, Smart Power and Analog ICs, to serve attractive markets such as those relating to smart grid, cloud computing, automation, portable and power conversion. As a leading supplier of both integrated and discrete power conversion semiconductors, our power management devices enable energy-saving, high-power-density and lower-standby-power design solutions. Our product portfolio includes highly-integrated AC-DC converters, switching DC-DC converters, linear voltage regulators, battery management ICs, LED drivers, photovoltaic ICs, MOSFET and IGBT drivers, motor drivers and more.

Leading-edge power technologies for both high-voltage and low-voltage applications combined with a full package range and innovative die bonding technologies exemplify our innovation in power transistors. Our portfolio includes MOSFETs ranging from -500 to 1500 V, silicon carbide (SiC) MOSFETs featuring the industry’s highest temperature rating of 200 °C, IGBTs with breakdown voltages ranging from 350 to 1300 V and a wide range of power bipolar transistors. Our portfolio of protection devices supports all industry requirements for electrical overstress and electrostatic surge protection, lightning surge protection and automotive protection. Our protection devices have passed all certifications, meeting or exceeding international protection standards for electrical hazards on electronics boards found in the demanding automotive, computer, consumer, industrial and telecom markets.

In 2015, these families of products were all reported under the IPD product line. In 2016, the Industrial and Power Conversion families will be included in the AMG group while the Discrete and Power transistor families will be included in the ADG group. As such, we believe the organizational change announced in the first quarter of 2016 will, among others, help boost our presence in the car electrification market thanks to the synergies generated by the new structure.

Analog, MEMS and Sensors

We have a portfolio of high-end analog products that includes MEMS (micro electro-mechanical sensors), many kinds of sensors, actuators, interfaces, low power RF transceivers and analog front-end.

Our sensor and actuator portfolio includes MEMS SENSORS (including accelerometers, gyroscopes, digital compasses, inertial modules, pressure sensors, humidity sensors and microphones), Smart sensors, temperature sensors and touch screen controllers. We offer a unique sensor portfolio, from discrete to fully-integrated solutions, high performance sensor fusion to improve the accuracy of multi-axis sensor systems in order to enable highly-demanding applications, such as indoor navigation and location based services, optical image stabilization and high-level quality products, already tested in different application fields, including mobile, portable, gaming, consumer, automotive and health care.

We also develop a comprehensive range of op amps, comparators and current-sense amplifiers. In addition to our portfolio of mainstream op amps and comparators, we offer specific devices for healthcare, industrial, and automotive applications, as well as a range of high-performance products specifically designed to meet the tight requirements of the wearable market.

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

In 2015, these families of products were reported under the AMS product line. In 2016, they will be included in the AMG product group.

Microcontroller, Memory & Secure MCU

We have microcontrollers dedicated to general purpose and secure applications as well as small density serial non-volatile memories. Our product portfolio contains a comprehensive range of microcontrollers, from robust, low-cost 8-bit microcontrollers up to 32-bit ARM®-based Cortex®-M0 and M0+, Cortex®-M3, Cortex®-M4, Cortex®-M7 Flash microcontrollers with a wide choice of peripherals. We have also extended this range to include an ultra-low-power MCU platform.

The STM32 family of 32-bit Flash microcontrollers based on the ARM® Cortex®-M processor is designed to offer new degrees of freedom to microcontroller users. It offers a 32-bit product range that combines very high performance, real-time capabilities, digital signal processing, and low-power, low-voltage operation, while maintaining full integration and ease of development.

The unparalleled and large range of STM32 devices, based on an industry-standard core and accompanied by a vast choice of tools and software, makes this family of products an ideal choice, both for small projects and for entire platform decisions.

We offer leading products for secure applications in traditional smartcard applications and embedded security applications. Throughout our 20+ year presence in the smartcard security industry, we have supplied the market’s most advanced technologies and solutions, with a continuous focus on innovation and the highest levels of security certification. Our expertise in security is a key to our leadership in the banking, pay-TV, mobile communication, identity, and transport fields. We also actively contribute to the emergence of new applications such as secure mobile transactions on near field communication (“NFC”) mobile phones, trusted computing, brand protection, etc. Our secure microcontroller product portfolio offers compliance with the latest security standards up to Common Criteria EAL6+, ICAO, and TCG1.2. Our secure microcontrollers cover a complete range of interfaces for both contact and contactless communication, including ISO 7816, ISO 14443 Type A & B, NFC, USB, SPI and I²C.

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

In 2015, these families of products were reported under the MMS product line. In 2016, they will be included in the MDG product group.

Digital ASICs

We offer digital, including our proprietary FD-SOI technology and mixed-process ASICs for a broad range of applications, including silicon photonics devices, addressing communications infrastructure systems. Our family of embedded MPUs offers high levels of computation power for complex, networked communication, display and control applications, using state-of-the-art architecture, silicon technology and intellectual property. In 2015, these families of products were reported under the DPG product line. In 2016, they will be included in the MDG product group.

Specialized Imaging Sensors

We also have a broad portfolio of imaging solutions, including technology we have developed and patented, such as FlightSenseTM. Our FlightSenseTM technology uses Time-of-Flight principles in order to propose a new generation of high-accuracy proximity and ranging sensors. FlightSenseTM technology can be used in a host of application areas such as communication and consumer, home appliance, automotive and industrial, where accurate ranging, that is target reflectance independent, is required, as conventional infrared proximity sensor devices cannot output an absolute range measure in the same manner.

In 2015, these families of products were reported under the DPG product line. In 2016, they will be reported separately in Others. In 2015, we announced the discontinuation of our camera module business, focusing Imaging on specialized Imaging sensors. During this transition the Imaging division is associated with technology development under the responsibility of our COO and will be reported in 2016 in the segment Others.

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

From time to time we collaborate with other semiconductor industry companies, research organizations, universities and suppliers to further our R&D efforts. Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. We emphasize balance in our product portfolio, in the applications we serve and in the regional markets we address. Our major customers include Apple, Bosch, Cisco, Conti, Delta, Hewlett-Packard, Huawei, Samsung, Seagate and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our broad portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers.

Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective being to accelerate sales growth and gain market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing regional sales and marketing teams that are fully aligned with our product lines.

During 2015 we had four regional sales organizations: EMEA; Americas; Greater China-South Asia; and Japan-Korea. Our regional sales organizations have a similar structure to enhance coordination in go-to-market activities and are strongly focused on accelerated growth. As of the first quarter of 2016, we have three regional sales organizations: EMEA; Americas; and Asia Pacific. Asia Pacific was created from the merger of the Japan & Korea and Greater China-South Asia regional sales organizations. See “Item 6. Directors, Senior Management and Employees — Recent Corporate Developments.” The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

We also have our Mass Market and Online Marketing Programs organization, which helps to provide consistency and coordination of key activities associated with mass market development by working in close co-operation with the regions and product lines. This organization covers several important responsibilities, such as mass market customer programs, mass market applications, global distribution administration, online marketing and mass market tools enablement.

In addition, we engage distributors and sales representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including those that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Sales representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

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

Research and Development

Since our creation, we have maintained a firm commitment to R&D. Almost one-fifth of our employees work in R&D for product design/development and technology and, in 2015, we spent approximately 21% of our revenue on R&D. Our innovation in semiconductor technology as well as in hardware and software contribute to our making successful products that create value for us and our customers. Our complete design platforms, including a large selection of IPs and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. We contribute to making our customers’ products more efficient, more appealing, more reliable and safer.

We draw on a rich pool of chip fabrication technologies, including advanced FD-SOI (Fully Depleted Silicon-on-Insulator) CMOS (Complementary Metal Oxide Semiconductor), imaging, embedded non-volatile memories, mixed-signal, analog and MEMS and power processes. We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between the R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. Technology R&D expenses are allocated to the relevant product groups on the basis of the estimated efforts.

We have advanced R&D centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnership and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. Among such collaborations was the IBM Technology Development Alliance which we exited in 2015. See “Item 4. Information on the Company — Alliances with Customers and Industry Partnerships”. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs and we also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy). See “Item 4. Information on the Company — Public Funding”.

We believe that market driven R&D founded on leading edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. The total amount of our R&D expenses in the past three fiscal years was $1,425 million, $1,520 million and $1,816 million in 2015, 2014 and 2013, respectively. For more information on our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

Property, Plants and Equipment

We currently operate 13 main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies
Front-end facilities
Crolles1, France	Application-specific products	Fab: 200-mm manufacturing on CMOS and Bi- CMOS, Analog/RF technologies

Crolles2, France	Application-specific products and leading edge logic products; non-volatile memories and microcontrollers	Fab: 300 mm research and development and manufacturing on advanced CMOS Bulk and FDSOI, imaging, Analog/RF, embedded non-volatile memories and microcontrollers technologies

Agrate, Italy	Non-volatile memories, microcontrollers and application-specific products MEMS	Fab 1: 200-mm BCD, MEMS, Microfluidics Fab 2: 200-mm, embedded Flash, research and development on non-volatile memories and BCD technologies and Flash (operating in consortium with Micron)

Rousset, France	Non-volatile memories and microcontrollers, application-specific products	200-mm manufacturing on CMOS, embedded non-volatile memories, EEPROM and Analog/RF technologies

Catania, Italy(1)	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150-mm Power metal-on silicon oxide semiconductor process technology (“MOS”), VIPpowerTM, MO-3, MO-5 and Pilot Line RF Fab 2: 200-mm, Microcontrollers, Advanced BCD, power MOS

Tours, France	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125-mm, 150-mm and 200-mm (under ramp-up)

Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, non-volatile memories, and application-specific products	Fab 1: 150-mm-bipolar, power MOS and BCD, EE PROM, smartcard, microcontrollers, CMOS logic, microfluidics, MEMS, Bi-CMOS Fab 2: 200-mm BCD and Power MOS (under ramp-up)

Back-end facilities
Muar, Malaysia	Application-specific and standard products, microcontrollers	Ball Grid Array, Power Automotive, SOIC, QFP

Kirkop, Malta	Application-specific products, MEMS, Embedded Flash for Automotive	Ball Grid Array, QFP, Land Grid Array

Location	Products	Technologies
Toa Payoh, Singapore	Packaging research and development, EWS

Bouskoura, Morocco	Non-volatile memories, discrete and standard products, micro modules, RF and subsystems	Power, Power Automotive, SOIC, Micromodules

Shenzhen, China(2)	Non-volatile memories, optical packages, discrete, application-specific and standard products	SOIC, Power

Calamba, Philippines	Application specific products and standard products, MEMS	Ball Grid Array, QFN, Micromodules, Land Grid Array

(1)	Fab 1 in Catania will be progressively converted into 200-mm and merged with Fab 2.
(2)	Jointly operated with SHIC, a subsidiary of Shenzhen Electronics Group.

At the end of 2015, our front-end facilities had a total maximum capacity of approximately 120,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300-mm wafer fabrication facility in Crolles, France is planned to increase its production capacity as required by market demand.

We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; and Toa Payoh and Ang Mo Kio, Singapore) are built on land, which are the subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2015, we purchased approximately 8% from external foundries of our total silicon production. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2015, we had approximately $150 million in outstanding commitments for purchases of equipment and other assets for delivery in 2016. In 2015, our capital spending, net of proceeds, was $467 million, below the $496 million registered in 2014. In the 2013-2015 period the ratio of capital investment spending to net revenues was about 6.7%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook: Capital Investment”.

Intellectual Property (IP)

Our success depends in part on our ability to obtain patents, licenses and other IP rights to protect our proprietary technologies and processes. IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. We currently own approximately 15,400 patents and pending patent applications, corresponding to over 9,400 patent families (each patent family containing all patents originating from the same invention), including approximately 500 original new patent applications filed in 2015.

We believe that our IP represents valuable assets. We rely on various intellectual property laws, confidentiality procedures and contractual provisions to protect our IP assets and enforce our IP rights. To optimize the value of our IP assets, we have engaged in licensing our design technology and other IP, including patents. We have also entered into broad-scope cross-licenses and other agreements which enable us to design, manufacture and sell semiconductor products using the IP rights of third parties and/or operating within the scope of IP rights owned by third parties.

From time to time, we are involved in IP litigation and infringement claims. See Note 22 and Item 3. “Key Information — Risk Factors”. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

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

We entered 2015 with a backlog lower than we had entering 2014. For 2016, due to market conditions, we entered the year with a backlog lower than what we had entering 2015.

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

The semiconductor industry is intensely competitive and characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and may continue to experience, significant consolidation among our competitors and vertical integration among our customers. Consolidation among our competitors and integration among our customers could negatively impact our capacity to compete and have other adverse effects on our business. See Item 3 “Key Information — Risk Factors”.

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

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2015:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Holland, Amsterdam	STMicroelectronics Finance B.V.	100
Holland, Amsterdam	STMicroelectronics Finance II N.V.	100
Holland, Amsterdam	STMicroelectronics International N.V.	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100
United States, Wilsonville	The Portland Group, Inc.	100

The following table lists our principal equity-method investments and our percentage ownership as of December 31, 2015:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Brazil, Sao Paulo	Incard do Brazil Ltda	50.0
Switzerland, Geneva	ST-Ericsson SA, in liquidation	50.0

Public Funding

We receive funding mainly from French, Italian and European Union governmental entities. Such funding is generally provided to encourage R&D activities, industrialization and local economic development. Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Union regulations, as well as specifications regarding objectives and results. The approval process for such funding may be quite long, up to several years. Certain specific contracts require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Our funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans. We also benefit from tax credits for R&D activities in several countries (notably in France) as they are generally available to all companies. See “Item 5. Operating and Financial Review and Prospects — Results of Operations” and the Notes to our Consolidated Financial Statements.

The main programs for R&D in which we are involved include: (i) the Eureka Cluster for Application and Technology Research in Europe on NanoElectronics (CATRENE) cooperative R&D program (since CATRENE ended in December 2015, a new Eureka program, called the Pan-European program on Nanoelectronics Technology and Applications (PENTA), will start in 2016); (ii) EU R&D projects within Horizon 2020 (the European Union’s research and innovation framework); (iii) Electronic Components and Systems for European Leadership (ECSEL) initiative, which combines all electronics related R&D activities and is operated by joint undertakings formed by the European Union, some member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

In support of our R&D activities, we signed the Nano2017 program with the French government in 2013, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. See “Item 5. Operating and Financial Review and Prospects”. We believe the Nano2017 R&D program will strengthen our leadership in key technologies such as FD-SOI (low-power, high-performance processing), imagers and photonic sensors and embedded non-volatile memories. These technologies are at the core of our digital portfolio which includes, among others, microcontrollers, imaging, analog and mixed signal, digital automotive and ASICs. We have no visibility whether a new multi-year program for R&D funding in France or in other countries could be adopted beyond 2017, based on our future R&D plan and available instruments. See Item 3 “Key Information — Risk Factors.”

Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, material suppliers and external silicon foundries and back-end subcontractors. We also purchase third party licensed technology from a limited number of providers.

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

Our manufacturing processes use many materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price increases. The same strategy applies to supplies for the materials used by us to avoid potential material disruption of essential materials. Our “multiple sourcing strategy”, our Financial Risk Monitoring (FRISK) as well as the robustness of our supply chain and strong partnership with suppliers are intended to mitigate these risks.

Finally, we also use external subcontractors to outsource wafer manufacturing, as well as assembly and testing of finished products. See “— Property, Plants and Equipment” above.

Environmental Matters

We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions where we operate which govern, among other things, the use, storage, discharge and disposal of chemicals and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. We are also required to obtain environmental permits, licenses and other forms of authorization, or give prior notification, in order to operate.

We adopt a rigorous approach to managing our business operations in an environmentally responsible way. Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations. Company-wide we are certified to be in compliance with quality standard ISO 9001. Across our manufacturing activities and supply chain, we implement the highest standards. The majority of our sites are ISO 14001 certified and EMAS (Eco Management and Audit Scheme) validated. Furthermore, all of our front-end manufacturing sites are ISO 50001 certified.

We believe that in 2015 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2015, there were no material environmental claims made against us.

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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate for a significant change in the current market price. We record the accrued amounts as a deduction of revenue at the time of our sale to distributors. The ultimate decision to authorize a distributor refund remains fully within our control. The short outstanding inventory time period, our visibility into the standard inventory product pricing and our long distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could adversely impact our profitability.

Our customers occasionally return our products. Our standard terms and conditions of sale provide that if we determine that products do not conform, we will repair or replace them, or issue a credit note or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are usually associated with end-user customers, not with distribution channels. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. We provide for such returns when they are considered probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

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

Trade accounts receivable. We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record an allowance accordingly. Furthermore, we evaluate our customers’ financial condition periodically and record an allowance for any specific account we consider as doubtful. In 2015, we did not record any new material specific charge related to bankrupt customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

Business combinations and goodwill. The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2015, the value of goodwill in our Consolidated Balance Sheet amounted to $76 million.

Impairment of goodwill. Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available, after performing a qualitative assessment to determine whether an impairment test is necessary, in cases when we have chosen such option. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.

We performed our annual impairment test of goodwill during the third quarter of 2015 and concluded that there was no impairment. Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

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

During 2015, we tested for impairment the dedicated long-lived assets of the DPG reporting unit related to products for which current and future economic performance is weaker than expected. The result was that these intangible assets, composed of acquired technologies, and amounting to $6 million, were fully impaired due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value. Additionally, we recognized impairments for $7 million and $3 million of acquired technologies in the third and fourth quarter of 2015 respectively, for which we determined that they had no alternative future use.

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

At December 31, 2015, the value of intangible assets subject to amortization in our Consolidated Balance Sheet amounted to $166 million.

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

We evaluate each reporting period if there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each Balance Sheet date or when impairment indicators are identified. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated. Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell. In 2015, no impairment charge was recorded on property, plant and equipment.

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

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated. Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require a significant amount of time due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2015, the restructuring charges and other related closure costs amounted to $49 million before taxes, mainly in connection with our EPS restructuring plan and our manufacturing consolidation plan.

Share-based compensation. We measure the cost of share-based service awards based on the fair value of the shares as of the grant date. Our share-based service awards are granted to senior executives and selected employees. While the awards granted to selected employees are subject to a three-year service period, the awards granted to the senior executives are subject to both a three-year service period and the fulfillment of certain performance conditions, including our financial results when compared to industry performance. In 2015, approximately one-half of the total amount of shares awarded were granted to senior executives and consequently were contingent on the achievement of performance conditions. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to industry performance compared to our financial results, and our best estimates of award forfeitures and employees’ service periods. Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information. In 2015, we recorded a total charge of approximately $38 million relating to our outstanding stock award plans.

Income (loss) on Equity-method Investments. We record our share in the results of entities that we account for under the equity method. This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results. In case of triggering events, such as continuing difficult market conditions, which could lead to continued operating losses and negative cash flows, or in the case of a strategic repositioning by one or more of our partners, we determine whether our investment is temporarily or other-than-temporarily impaired. If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In 2015, we paid €11.5 million to Enel Green Power in exchange for our full release from any obligation concerning the former 3Sun joint venture and Enel Green Power and we forgave the outstanding €13 million shareholder loan to the 3Sun joint venture. In addition, we recognized a profit of $2 million related to other investments, including $4 million for 3Sun, $1 million for our share of profit in ST-Ericsson SA and a loss of $3 million related to our equity investment in Incard do Brazil Ltda which has been accounted for under the equity method since August 31, 2014. We monitor our equity investments on an ongoing basis and, if required, other-than-temporary impairment charges could negatively impact our future results. As of December 31, 2015, the value in our Consolidated Balance Sheets of our equity investments was $44 million.

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

Trading and available-for-sale financial assets are measured at fair value. The fair value of quoted debt and equity securities is based on current market prices. If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the amount that would be received from the sale of the asset in an orderly transaction between market participants. In measuring fair value, we make maximum use of market inputs and minimize the use of unobservable inputs. As of December 31, 2015, the value in our Consolidated Balance Sheet of our financial assets was $335 million invested in U.S. Treasury Bonds classified as assets available-for-sale.

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

As of December 31, 2015, we had current deferred tax assets of $91 million and non-current deferred tax assets of $436 million, net of valuation allowances.

We could be required to record further valuation allowances thereby reducing the amount of total deferred tax assets, resulting in an increase of our income tax charge, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in business conditions or in management’s plans or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims. We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2015, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings” and Note 22 to our Consolidated Financial Statements.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, anti-trust, anti-corruption and competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2015, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 22 to our Consolidated Financial Statements.

Pension and Post-Employment Benefits. Our results of operations and our Consolidated Balance Sheets include amounts for pension obligations and post-employment benefits that are measured using actuarial valuations. At December 31, 2015, our pension and post-employment benefit obligations net of plan assets amounted to $351 million. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds, turnover rates and salary increase rates. These assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.

As a consequence of our decision to downsize our United Kingdom (“UK”) operations in 2014, we have proposed that the UK pension schemes (the Bristol Scheme and the Marlow Scheme) be merged, which will generate moderate funding savings and provide the Trustees with additional security. The merger of the two schemes is still under discussion with the Trustees and is not expected to materially change our pension liabilities.

Fiscal Year 2015

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. In 2015, the first quarter ended on March 28, the second quarter ended on June 27, the third quarter ended on September 26 and the fourth quarter ended on December 31. In 2016, the first quarter will end on April 2, the second quarter will end on July 2, the third quarter will end on October 1 and the fourth quarter will end on December 31. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2014, 2015 and 2016.

	Q1	Q2	Q3	Q4
	Days
2014	88	91	91	95
2015	87	91	91	96
2016	93	91	91	91

2015 Business Overview

Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2015	2014	December 31, 2015	September 26, 2015	December 31, 2014
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$6,897	$7,404	$1,668	$1,764	$1,829
Gross profit	2,332	2,498	559	613	619
Gross margin as percentage of net revenues.	33.8%	33.7%	33.5%	34.8%	33.8%
Operating income	109	168	25	91	38
Net income attributable to parent company	104	128	2	90	43
Earnings per share	$0.12	$0.14	$0.00	$0.10	$0.05

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on industry data published by WSTS, semiconductor industry revenues decreased in 2015 on a year-over-year basis by approximately 0.2% for the TAM and 0.7% for the SAM, to reach approximately $335 billion and $150 billion, respectively. In the fourth quarter, the TAM and the SAM decreased on a year-over-year basis by approximately 5% and 3%, respectively. Sequentially, in the fourth quarter of 2015, the TAM and the SAM decreased by approximately 3% and 4%, respectively.

During 2015, we increasingly focused our R&D and Sales & Marketing efforts on two areas: Smart Driving, enabled by car digitalization and electrification, and the Internet of Things, including portable and wearable systems as well as smart home, city, and industry applications. Our products, technologies and system applications competencies are optimized for these areas, which we address with our products for Automotive and Industrial, our microcontrollers and digital ASICs, and our analog and power portfolio as well as MEMS and specialized image sensors. The growth recorded in 2015 by our microcontrollers, and the solid performance of our automotive business despite weaker macroeconomic conditions, have been mainly driven by our sharpened, market-driven investment focus.

In 2015, to a large extent, our performance was limited due to a weak semiconductor market, particularly in the second half of the year and some changes in customer plans. With reference to our revenues performance, we registered in 2015 a decline of 6.8%, impacted by unfavorable currency effects, reduction of legacy ST-Ericsson products revenues and pruning of low margin products in particular related to our imaging module business. Excluding the negative currency effects and the former ST-Ericsson products, our revenues declined by 3.3%. In SP&A, our revenues decreased by approximately 8%, with all product lines contributing to the decrease. Excluding the negative currency effects, SP&A revenues decreased by approximately 5%. EPS revenues were down by approximately 5%, mainly due to the declined revenues in legacy set-top box products, imaging modules and the wind-down of the legacy ST-Ericsson products, partially offset by revenue growth in digital ASICs and a strong increase in MMS. Excluding the negative currency effects and legacy ST-Ericsson products, EPS segment revenues decreased by less than 1%.

Our fourth quarter 2015 revenues amounted to $1,668 million, a 5.5% sequential decrease, slightly above the midpoint of our guidance for the quarter. The decrease in revenues was mostly due to a weaker market. On a year-over year basis, our fourth quarter revenues decreased by 8.8% or a 5.5% decrease excluding unfavorable currency effects and legacy ST-Ericsson products. Compared to the served market, our quarterly performance was below the SAM both sequentially and on a year-over-year basis.

Our effective average exchange rate was $1.17 for €1.00 for the full year 2015, compared to $1.34 for €1.00 for the full year 2014. Our effective average exchange rate for the fourth quarter of 2015 was $1.11 for €1.00, compared to $1.16 for €1.00 for the third quarter of 2015 and $1.29 for €1.00 in the fourth quarter of 2014. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our 2015 gross margin was 33.8% of net revenues, increasing by 10 basis points compared to the prior year, primarily due to favorable currency effects, net of hedging, improved manufacturing efficiencies and a positive product mix, offset to a large extent by declining selling prices and lower licensing revenues.

Our fourth quarter 2015 gross margin was 33.5%, decreasing by 130 basis points on a sequential basis, equal to the midpoint of our guidance for the quarter. The sequential erosion of the gross margin is reflecting higher unused capacity charges and pricing pressure, partially offset by favorable currency effects, net of hedging, improved manufacturing efficiencies and positive product mix. On a year-over-year basis, our fourth quarter gross margin declined by 30 basis points, mainly reflecting lower selling prices and lower licensing revenues, partially offset by favorable currency effects and improved manufacturing efficiencies.

Our operating expenses amounted to $2,322 million in 2015, decreasing by about 5% from $2,447 million in the prior year, primarily due to favorable currency effects, net of hedging, as well as the cost savings following the plans initiated in the prior year. Our fourth quarter 2015 operating expenses experienced a sequential increase of about 6% mainly due to a longer calendar, partially offset by favorable currency effects, net of hedging. On a year-over-year basis, our quarterly operating expenses decreased by approximately 5% mostly due to favorable currency effects, net of hedging, as well as the cost reduction resulting from our savings plans.

Other income and expenses, net, in 2015 decreased to $164 million compared to $207 million in the prior year, which included the catch-up of Nano2017 grants pertaining to 2013. Excluding the impact of this catch-up, other income and expenses, net, increased, mainly due to lower patent claim costs and lower phase-out/start–up costs, partially balanced by lower gain on sales of non-current assets.

Our operating income was $109 million in 2015, decreasing from $168 million in the prior year. Excluding the catch-up recorded in 2014 of Nano2017 grants pertaining to 2013, our operating income increased by $38 million, mainly due to favorable currency effects, net of hedging, improved manufacturing efficiencies and savings from the EPS restructuring plan and lower restructuring charges, partially offset by lower sale prices and lower licensing revenues.

Our free cash flow significantly improved from $197 million in 2014 to $327 million in 2015. In the course of 2015, we have paid dividends to shareholders totaling $350 million and used $200 million of cash for long-term debt repayment.

Business Outlook

In the first quarter, we expect revenues to decrease sequentially by about 3% plus or minus 3.5 percentage points, and the gross margin to be about 33.0% plus or minus 2.0 percentage points. The midpoint of the gross margin outlook continues to be impacted by unused capacity charges as our manufacturing capacity in digital technology is not yet fully utilized.

Over the next years, we believe the main growth contributors to the semiconductor market will be Automotive, Industrial and Internet of Things applications. We are deeply focused on winning in these markets and on capturing the opportunities they represent to fuel our growth.

This outlook is based on an assumed effective currency exchange rate of approximately $1.10 = €1.00 for the 2016 first quarter and includes the impact of existing hedging contracts. The first quarter will close on April 2, 2016.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.

Other Developments

On January 27, 2016, we announced the discontinuation of the development of new platforms and standard products for set-top-box and home gateway, after an extensive review of external and internal options for the future of our set-top box business. The slower than expected market adoption of leading-edge products and increasing competition on low-end boxes, combined with the required high level of R&D investment, has led this business to generate significant losses in the course of the last years. As a result of this, we announced a global workforce review, including:

•	the redeployment of about 600 employees, currently associated with the set-top-box business, to support principally ST’s growth ambitions in digital automotive and microcontrollers;

•

a global workforce re-alignment that may affect approximately 1,400 employees worldwide, of which about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the US. Deployment of the plan by country or site will be subject to applicable legislation and will depend on local negotiations. In 2016, the workforce re-alignment is anticipated to affect about 1,000 employees, out of which about 150 in France.

Annualized savings are estimated at $170 million upon completion and restructuring costs at about $170 million.

On January 27, 2016, we also announced the change to our organization, to align with our strategic focus on Smart Driving and on Internet of Things applications. Three product Groups have been established, reporting to the President & CEO: Automotive and Discrete Group (ADG), led by Marco Monti; Microcontrollers and Digital ICs Group (MDG), led by Claude Dardanne, and Analog and MEMS Group (AMG), led by Benedetto Vigna. Technology and Manufacturing is under the responsibility of Jean-Marc Chery. Jean-Marc will keep his role of Chief Operating Officer (COO).

On December 14, 2015, we announced our collaboration with Semtech to scale LoRa® Technology to meet high-volume demands of Internet of Things applications.

On August 20, 2015, we published our IFRS 2015 Semi Annual Accounts for the six-month period ended June 27, 2015 on our website and filed them with the AFM (Autoriteit Financiële Markten), the Netherlands Authority for the Financial Markets.

On July 9, 2015, we announced, together with the French Institute of Materials, Microelectronics and Nanosciences in Provence, the official launch of a new joint research laboratory, The Radiation Effects and Electrical Reliability (REER) Joint Laboratory, to develop the next generations of high-reliability, ultra-miniaturized electronic components. The REER Joint Laboratory is a multi-site research establishment that will bring together teams from the IM2NP Institute, based in Marseille and Toulon, and specialist engineers from the ST facility in Crolles.

On June 3, 2015 we announced the publication of our 2014 Sustainability Report.

On May 27, 2015 all of the proposed resolutions were adopted at our Annual General Meeting of Shareholders, held in Amsterdam. The main resolutions were:

•	The adoption of our statutory Annual Accounts for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted in the European Union;

•

The distribution of a cash dividend of US$0.40 per outstanding share of the common stock, to be distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016 to shareholders of record in the month of each quarterly payment;

•

The appointment of Mr. Nicolas Dufourcq as a new member of the Supervisory Board, for a three-year term expiring at the 2018 AGM, in replacement of Mr. Jean d’Arthuys whose mandate terminated as of the 2015 AGM;

•	The reappointment of Ms. Martine Verluyten as a member of the Supervisory Board, for a three-year term expiring at the 2018 AGM; and

•

The appointment of Ernst & Young Accountants LLP as the external auditor for the 2016-2019 financial years, as required by the new Dutch law which currently imposes an eight-year audit firm rotation period.

On March 24, 2015, our Supervisory Board resolved that our dividend distributions, more recently decided on a semi-annual basis, will now be decided on an annual basis at our Annual General Meeting of Shareholders.

During the first quarter of 2015, we agreed with IBM to end our participation in the IBM Technology Development Alliance at the end of the second quarter of 2015.

On March 6, 2015, we closed the agreement signed on July 22, 2014 with Enel Green Power to transfer our equity stake in 3Sun. As a result, ST paid €11.5 million to Enel Green Power in exchange for our full release from any obligations concerning the 3Sun joint venture and Enel Green Power. In addition, ST forgave its €13 million outstanding shareholder loan to the 3Sun joint venture.

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

During 2015, our product segments were as follows:

•	Sense & Power and Automotive Products (SP&A), comprised of the following product lines:

•	Automotive (APG);

•	Industrial & Power Discrete (IPD);

•	Analog, MEMS and Sensors (AMS); and

•	Other SP&A.

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

•	Digital Products Group (DPG), combining the former Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP);

•	Microcontroller, Memory & Secure MCU (MMS); and

•	Other EPS.

Effective the first quarter of 2016, we changed our organization to align with our strategic focus on Smart Driving and on Internet of Things applications and we will report revenue and operating income based on the following reporting segments:

•	Automotive and Discrete Group (ADG);

•	Microcontrollers and Digital ICs Group (MDG);

•	Analog and MEMS Group (AMG);

•	Others, including the Imaging Division.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information. Subsystem net revenues and related costs are reported in “Others”.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. As of the first quarter of 2015, our internal policy regarding unallocated costs was amended to allocate unused capacity charges to our product lines. Comparative numbers have been restated accordingly. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are transferred to the product groups’ profit and loss based on actual cost. From time to time, on specific technologies, wafer costs are transferred to product groups based on market price to promote the utilization of the fabs.

Annual Results of Operations

The following table sets forth certain financial data from our Consolidated Statements of Income:

	Year Ended December 31,
	2015		2014		2013
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$6,866	99.6%	$7,335	99.1%	$8,050	99.6%
Other revenues	31	0.4	69	0.9	32	0.4
Net revenues	6,897	100	7,404	100	8,082	100
Cost of sales	(4,565)	(66.2)	(4,906)	(66.3)	(5,468)	(67.7)
Gross profit	2,332	33.8	2,498	33.7	2,614	32.3
Selling, general and administrative	(897)	(13.0)	(927)	(12.5)	(1,066)	(13.2)
Research and development	(1,425)	(20.7)	(1,520)	(20.5)	(1,816)	(22.5)
Other income and expenses, net	164	2.4	207	2.8	95	1.2
Impairment, restructuring charges and other related closure costs	(65)	(0.9)	(90)	(1.2)	(292)	(3.6)
Operating income (loss)	109	1.6	168	2.3	(465)	(5.8)
Interest expense, net	(22)	(0.3)	(18)	(0.2)	(5)	(0.0)
Income (loss) on equity-method investments	2	0.0	(43)	(0.6)	(122)	(1.5)
Loss on financial instruments, net	—	—	(1)	(0.0)	—	—
Income (loss) before income taxes and noncontrolling interest	89	1.3	106	1.4	(592)	(7.3)
Income tax benefit (expense)	21	0.3	23	0.3	(37)	(0.5)
Net income (loss)	110	1.6	129	1.7	(629)	(7.8)
Net loss (income) attributable to noncontrolling interest	(6)	(0.1)	(1)	(0.0)	129	1.6
Net income (loss) attributable to parent company	$104	1.5%	$128	1.7%	$(500)	(6.2)%

Net revenues

	Year Ended December 31,			% Variation
	2015	2014	2013	2015 vs 2014	2014 vs 2013
	(In millions)
Net sales	$6,866	$7,335	$8,050	(6.4)%	(8.9)%
Other revenues	31	69	32	(54.8)	113.7
Net revenues	$6,897	$7,404	$8,082	(6.8)%	(8.4)%

Our 2015 net revenues decreased compared to prior year, impacted by weak market conditions, especially in the second half of the year, unfavorable currency effects, and lower revenues in legacy set-top box, imaging modules and legacy ST-Ericsson products. Net revenues decreased by 6.8% as a result of a decline in average selling prices of approximately 10% and an increase in volume of approximately 3%. The reduction in average selling prices resulted from a 7% decline in prices, including currency impact, and a less favorable product mix accounting for about 3% of the reduction. Excluding the impact of unfavorable currency effects and the legacy ST-Ericsson products phase-out, our revenues decreased by 3.3%.

Our 2014 net revenues decreased compared to prior year, mainly due to the significant reduction of legacy ST-Ericsson products revenues following our decision to exit the joint venture, in addition to revenues reduction in DPG and AMS, mostly due to transition from prior generation products. Net revenues decreased by 8.4% as a result of a decline in average selling prices of approximately 7% and a decline in volume of approximately 2%. The reduction in average selling prices resulted from a 5% decline in prices, and a less favorable product mix accounting for about 2% of the reduction. Excluding legacy ST-Ericsson products, our revenues decreased by 1.8% compared to prior year.

No customer exceeded 10% of our total net revenues for the years 2015, 2014 and 2013.

Net revenues by product line and product segment

	Year Ended December 31,			% Variation
	2015	2014	2013	2015 vs 2014	2014 vs 2013
	(In millions)
Automotive (APG)	$1,727	$1,807	$1,668	(4.4)%	8.3%
Industrial & Power Discrete (IPD)	1,706	1,865	1,801	(8.5)	3.6
Analog & MEMS (AMS)	968	1,102	1,306	(12.1)	(15.7)
Sense & Power and Automotive Products (SP&A)	4,401	4,774	4,775	(7.8)	0.0
Digital Products Group (DPG)	857	1,086	1,901	(21.1)	(42.9)
Microcontrollers, Memory & Secure MCU (MMS)	1,616	1,507	1,367	7.2	10.2
Other EPS	—	15	1	—	—
Embedded Processing Solutions (EPS)	2,473	2,608	3,269	(5.2)	(20.2)
Total net revenues of product segments	6,874	7,382	8,044	(6.9)	(8.2)
Others	23	22	38	—	—
Total consolidated net revenues	$6,897	$7,404	$8,082	(6.8)%	(8.4)%

In 2015, our revenues decreased by approximately 8% for SP&A, with all product lines contributing to the decrease. While APG excluding the unfavorable currency effects remained stable, IPD was the one most affected by the market slowdown, driven by an industry correction in the channel leading to a sales decrease of 6% in 2015, when excluding unfavorable currency effects. EPS revenues were down by approximately 5%, mainly due to lower revenues in legacy set-top box products, imaging modules and the wind-down of the legacy ST-Ericsson products, partially offset by revenue growth in digital ASICs and a strong increase in MMS, driven by our general purpose STM32 family. This growth in Microcontrollers was possible thanks to a combination of new innovative products, now totaling over 600 part numbers in the STM32 family, as well as a strong customer base expansion. Excluding legacy ST-Ericsson products, EPS segment revenues decreased by approximately 2%. Others includes revenues from the sales of Subsystems of $13 million and sales of materials and other products not allocated to product segments of $10 million.

In 2014, our revenues were down by approximately 20% for EPS, mainly due to the weak performance of DPG, including the wind-down of the legacy ST-Ericsson products, partially offset by a strong increase in MMS. Excluding legacy ST-Ericsson products, EPS segment revenues decreased by approximately 4%. SP&A revenues were stable as a result of the increase in APG and IPD being offset by the decrease in AMS resulting from portfolio pruning and MEMS product generation transition. Others includes revenues from the sales of Subsystems of $8 million and sales of materials and other products not allocated to product segments of $14 million.

Net Revenues by Market Channel(1)

	Year Ended December 31,
	2015	2014	2013
	(As percentage of net revenues)
OEM	68%	69%	74%
Distribution	32	31	26

Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

Our revenues in Distribution registered an increase of about 1 percentage point and 5 percentage points for the years 2015 and 2014, respectively, reaching a 32% share of total revenues as of December 31, 2015. The increase in Distribution plays an important role in our customer base expansion and diversification while also contributing to the increase of our gross margin.

Net Revenues by Location of Shipment(1)

	Year Ended December 31,			% Variation
	2015	2014	2013	2015 vs 2014	2014 vs 2013
	(In millions)
EMEA	$1,807	$1,938	$1,958	(6.7)%	(1.1)%
Americas	1,121	1,128	1,221	(0.6)	(7.6)
Greater China-South Asia	3,106	3,334	3,400	(6.8)	(1.9)
Japan-Korea	863	1,004	1,503	(14.1)	(33.2)

Total	$6,897	$7,404	$8,082	(6.8)%	(8.4)%

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

By location of shipment, revenues declined in all regions for both years 2015 and 2014. In 2015, the largest decline is in the Japan-Korea region, mainly due to the phasing out of legacy ST-Ericsson products.

Gross profit

	Year Ended December 31,			Variation
	2015	2014	2013	2015 vs 2014	2014 vs 2013
	(In millions)
Cost of sales	$(4,565)	$(4,906)	$(5,468)	7.0%	10.3%
Gross profit	$2,332	$2,498	$2,614	(6.6)%	(4.4)%
Gross margin (as percentage of net revenues)	33.8%	33.7%	32.3%	10 bps	140 bps

In 2015, gross margin was 33.8%, increasing by 10 basis points year-over-year with the margin improvement reflecting manufacturing efficiencies, favorable currency effects, net of hedging, and positive product mix largely offset by price pressure and increased unused capacity charges, amounting to $63 million in 2015 compared to $53 million in 2014. In 2015, unused capacity charges had a negative impact on gross margin of approximately 90 basis points.

In 2014, gross margin was 33.7%, increasing by approximately 140 basis points compared to prior year due to improvement in manufacturing efficiencies and a positive product mix, partially offset by declining selling prices, higher unused capacity charges in digital technology and unfavorable currency effects. Unused capacity charges amounted to $53 million in 2014 compared to $32 million in 2013.

Operating expenses

	Year Ended December 31,			Variation
	2015	2014	2013	2015 vs 2014		2014 vs 2013
	(In millions)
Selling, general and administrative expenses	$(897)	$(927)	$(1,066)	3.2%		13.1%
Research and development expenses	(1,425)	(1,520)	(1,816)	6.3		16.3
Total operating expenses	$(2,322)	$(2,447)	$(2,882)	5.1%		15.1%
As percentage of net revenues	(33.7)%	(33.0)%	(35.7)%	(70	) bps	270 bps

The 2015 operating expenses decreased, mainly driven by favorable currency effects, net of hedging, and EPS savings initiatives, partially offset by salary and variable incentive increase. As a percentage of revenues, our operating expenses amounted to 33.7%, increasing year-over-year due to lower revenues.

The 2014 operating expenses decreased compared to 2013 mainly due to the ST-Ericsson exit as well as the savings resulting from our cost savings plans initiated in the prior year. As a percentage of revenues, our operating expenses amounted to 33.0%, decreasing by approximately 270 basis points.

The R&D expenses were net of research tax credits, which amounted to $113 million in 2015, $145 million in 2014 and $146 million in 2013.

Other income and expenses, net

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Research and development funding	$144	$231	$57
Phase-out and start-up costs	(5)	(16)	(4)
Exchange gain, net	2	4	8
Patent costs, net of reversal of unused provisions	3	(28)	(40)
Gain on sale of businesses and non-current assets	18	24	83
Other, net	2	(8)	(9)
Other income and expenses, net	$164	$207	$95
As percentage of net revenues	2.4%	2.8%	1.2%

In 2015 we recognized other income, net of expenses, of $164 million, lower than the $207 million in 2014, the latter including a catch-up of Nano2017 grants pertaining to year 2013. Excluding the catch-up, other income, net of expenses, increased mainly due to lower start-up/phase-out and patent costs.

In 2014, we recognized other income, net of expenses, of $207 million, improving compared to $95 million in 2013. The increase was mainly due to the higher level of R&D funding following the European Union approval of the Nano2017 program and included in the year the catch-up related to year 2013, partially offset by a lower gain on sale of businesses and non-current assets as well as higher phase-out costs resulting from our manufacturing consolidation plans.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Impairment, restructuring charges and other related closure costs	$(65)	$(90)	$(292)

In 2015 we recorded $65 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $36 million of restructuring charges related to the EPS restructuring plan announced in October 2014; (ii) $6 million of impairment charges on the DPG dedicated intangible assets; (iii) $10 million of impairment charges on acquired intangible assets for which there was no alternative future use; and (iv) $11 million of restructuring charges related to the manufacturing consolidation plans.

In 2014, we recorded $90 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $30 million of restructuring charges related to the EPS restructuring plan; (ii) $24 million of restructuring charges related to our 2013 operating expenses reduction plan; (iii) $23 million of impairment charges on the DPG dedicated intangible assets; and (iv) $12 million of restructuring charges related to the manufacturing consolidation plans.

In 2013, we recorded $292 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $88 million in restructuring charges related to our 2013 operating expenses reduction plan; (ii) $86 million in impairment and restructuring charges related to the ST-Ericsson exit; (iii) $56 million in impairment charges on the DPG goodwill and dedicated intangible assets following our yearly impairment test; (iv) $37 million in impairment and restructuring charges related to the manufacturing consolidation plans; (v) $9 million in restructuring charges related to the ST-Ericsson restructuring plans before deconsolidation; (vi) $5 million impairment charge on Veredus as a result of the reclassification of its assets as Assets held for sale as of December 31, 2013, following the sale of a 51% stake of the company to a third party investor in 2014; and (vii) $11 million related to other restructuring initiatives.

Operating income (loss)

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Operating income (loss)	$109	$168	$(465)
As percentage of net revenues	1.6%	2.3%	(5.8)%

Our operating income in 2015 was lower than in the previous year due to the $97 million catch-up of Nano2017 grants pertaining to year 2013 recognized in 2014. Excluding the impact of the catch-up, our operating income increased by over 50%, mainly due to favorable currency effects, net of hedging, improved manufacturing efficiencies, savings in operating expenses, higher other income and lower amounts of impairment and restructuring charges.

Our operating results in 2014 improved compared to 2013, mainly due to improved manufacturing efficiencies, savings in operating expenses, higher other income, including the catch-up of Nano2017 grants from 2013, and lower amounts of impairment and restructuring charges, which were partially offset by declining selling prices and unfavorable currency effects.

Operating income (loss) by product segment:

	Year Ended December 31,
	2015		2014		2013
	$ millions	% of net revenues	$ millions	% of net revenues	$ millions	% of net revenues
Sense & Power and Automotive Products (SP&A)	$286	6.5%	$435	9.1%	$248	5.2%
Embedded Processing Solutions (EPS)	(110)	(4.5)	(144)	(5.5)	(409)	(12.5)
Total operating income (loss) of product segments	176	2.6	291	3.9	(161)	(2.0)
Others(1)	(67)	—	(123)	—	(304)	—
Total consolidated operating income (loss)	$109	1.6%	$168	2.3%	$(465)	(5.8)%

(1)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

In 2015, SP&A registered an operating income of $286 million or approximately 7% of revenues, decreasing from $435 million or about 9% of revenues in 2014, with a significant decline across a number of product families, in particular Analog & MEMS and Industrial, Power and Discrete products, mainly reflecting lower revenue, price pressure and higher unused capacity charges, partially offset by favorable currency effects, net of hedging. EPS registered an operating loss of $110 million, compared to a loss of $144 million in 2014. Excluding the impact of the Nano2017 grants catch-up registered in 2014, the EPS loss decreased to $110 million in 2015 from $225 million in 2014, or about 9% of revenues, primarily driven by a strong performance of MMS and a lower level of operating expenses, mainly as a result of favorable currency effects, net of hedging, and the EPS savings plan. Others decreased its losses to $67 million, from $123 million in the prior year, mainly due to lower impairment and restructuring charges.

In 2014, SP&A registered an operating income of $435 million or approximately 9% of revenues, improving from $248 million or about 5% of revenues in 2013 and reflecting a significant improvement across a number of product families, in particular in the area of Automotive and Industrial, Power and Discrete products. EPS registered an improvement in its operating loss from $409 million or approximately 13% of revenues to an operating loss of $144 million or about 6% of revenues, mainly due to the exit of ST-Ericsson, the savings resulting from our costs savings plans initiated in the prior year and the impact of the Nano2017 R&D funding, including the 2013 catch-up. Others decreased its losses to $123 million, from $304 million in the prior year, mainly due to lower impairment and restructuring charges, partially offset by higher phase-out costs resulting from our manufacturing consolidation plans.

Reconciliation to consolidated operating income (loss):

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Total operating income (loss) of product segments	$176	$291	$(161)
Impairment, restructuring charges and other related closure costs	(65)	(90)	(292)
Strategic and other research and development programs	(5)	(7)	(15)
Phase-out and start-up costs	(5)	(16)	(5)
Other non-allocated provisions(1)	8	(10)	8
Total operating loss Others	(67)	(123)	(304)

Total consolidated operating income (loss)	$109	$168	$(465)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Interest expense, net	$(22)	$(18)	$(5)

In 2015, interest expense and fees on our borrowings and our committed credit facilities amounted to $40 million, of which $20 million non-cash interest expense related to the dual tranche senior unsecured convertible bonds issued on July 3, 2014 (the “Senior Bonds”), partially balanced by a $18 million interest income.

In 2014, interest expense and fees on our borrowings and our committed credit facilities amounted to $30 million, of which $10 million non-cash interest expense related to Senior Bonds, partially balanced by a $12 million interest income.

Income (loss) on equity-method investments

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Income (loss) on equity-method investments	$2	$(43)	$(122)

In 2015, we recognized income of $4 million for the former 3Sun JV, $1 million for our share of profit in ST-Ericsson SA and a loss of approximately $3 million related to our equity investment in Incard do Brazil Ltda.

In 2014, we recorded a charge of $43 million, of which $1 million related to our share in Incard do Brazil Ltda which has been accounted for under the equity method since August 31, 2014 and $51 million related to 3Sun, including impairment and other charges associated with our decision to exit the joint venture, partially offset by a $9 million gain related to our share in ST-Ericsson SA. On July 22, 2014, we signed an agreement to transfer all 3Sun ownership and obligations to Enel Green Power.

In 2013, we recorded a charge of $122 million, of which $104 million related to our share in 3Sun.

Income tax benefit (expense)

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Income tax benefit (expense)	$21	$23	$(37)

During 2015 and 2014, we registered an income tax benefit of $21 million and $23 million, respectively, reflecting the actual taxes calculated on our income before income taxes in each of our jurisdictions. These tax benefits included the recognition of deferred tax assets, net of valuation allowances, associated with our estimates of the net operating loss recoverability in certain jurisdictions, one-time tax benefits related to previous year positions and our best estimate on additional tax charges related to potential uncertain tax positions and claims. The 2015 income tax benefit includes a one-time income of $46 million related to the positive settlement of a local tax assessment, while the year 2014 included a one-time income of $35 million due to a favorable interpretation of income tax law related to previous years income tax and to the entering into an advanced pricing agreement with a local revenue service.

Net loss (income) attributable to noncontrolling interest

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Net loss (income) attributable to noncontrolling interest	$(6)	$(1)	$129
As percentage of net revenues	(0.1)%	(0.0)%	1.6%

In 2015 and 2014 we recorded respectively $6 million and $1 million representing the income attributable to noncontrolling interest. In 2013, we recorded $129 million loss attributable to noncontrolling interest, mainly relating to Ericsson’s interest in the ST-Ericsson joint venture prior to the deconsolidation as of September 1, 2013.

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

Net income (loss) attributable to parent company

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Net income (loss) attributable to parent company	$104	$128	$(500)
As percentage of net revenues	1.5%	1.7%	(6.2)%

For 2015, we reported a net income of $104 million, compared to a net income of $128 million and a net loss of $500 million for 2014 and 2013, respectively. The 2015 net income represented earnings per share of $0.12 compared to $0.14 and $(0.56) for 2014 and 2013, respectively.

In 2015, the impact after tax of impairment, restructuring charges and other related closure costs and other one-time items, a non U.S. GAAP measure, was approximately $(0.07) per share, while it was approximately $(0.15) and $(0.33) per share in 2014 and 2013, respectively.

Quarterly Results of Operations

Certain quarterly financial information for the years 2015 and 2014 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

Our quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, please see “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the speed of some process and manufacturing technology developments, market demand for existing products, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred. Certain additions of our quarterly results will not total our annual results due to rounding.

Net revenues

	Three Months Ended			% Variation
	December 31, 2015	September 26, 2015	December 31, 2014	Sequential	Year-Over- Year
	(Unaudited, in millions)
Net sales	$1,664	$1,755	$1,806	(5.2)%	(7.9)%
Other revenues	4	9	23	(60.4)	(83.9)
Net revenues	$1,668	$1,764	$1,829	(5.5)%	(8.8)%

Our fourth quarter 2015 net revenues amounted to $1,668 million, registering a sequential 5.5% decrease, slightly better than the mid-point of our released quarter guidance. On a year-over-year basis our fourth quarter 2015 net revenues declined by 8.8%, or 5.5% excluding the unfavorable currency effects and the legacy ST-Ericsson products phase-out.

No customer exceeded 10% of our total net revenues in either the fourth quarters of 2015 and 2014 or in the third quarter of 2015.

Net revenues by product line and product segment

	Three Months Ended			% Variation
	December 31, 2015	September 26, 2015	December 31, 2014	Sequential	Year-Over- Year
	(Unaudited, in millions)
Automotive (APG)	$408	$447	$436	(8.7)%	(6.3)%
Industrial & Power Discrete (IPD)	392	437	462	(10.3)	(15.1)
Analog & MEMS (AMS)	207	233	266	(11.3)	(22.3)
Sense & Power and Automotive Products (SP&A)	1,007	1,117	1,164	(9.9)	(13.5)
Digital Products Group (DPG)	212	230	259	(7.8)	(18.2)
Microcontrollers, Memory & Secure MCU (MMS)	442	412	388	7.5	14.0
Other EPS	—	—	13	—	—
Embedded Processing Solutions (EPS)	654	642	660	2.0	(0.9)
Total net revenues of product segments	1,661	1,759	1,824	(5.6)	(8.9)
Others	7	5	5	—	—
Total consolidated net revenues	$1,668	$1,764	$1,829	(5.5)%	(8.8)%

SP&A registered a sequential decrease in revenues on average of approximately 10%, across all of its product lines, mainly impacted by the weak market conditions and inventory readjustment in distribution customers. EPS segment revenues grew sequentially by 2%, mainly driven by general purpose microcontrollers in MMS offset in part by lower DPG sales.

On a year-over-year basis SP&A revenues declined by 13.5% (or 11.3% excluding the negative currency effects), mainly due to lower revenues in all product groups, weak market conditions and the slower than expected ramp of microphone MEMS. EPS, driven by the strong revenues performance of MMS (+14.0%), moderated its revenues decrease to less than 1%. Excluding the negative currency effects and the impact of legacy ST-Ericsson products phase-out, EPS revenues increased by 5%.

Net Revenues by Market Channel(1)

	Three Months Ended
	December 31, 2015	September 26, 2015	December 31, 2014
	(Unaudited, in %)
OEM	67%	67%	68%
Distribution	33	33	32

Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

Our revenues in Distribution remained flat sequentially and increased by 1% year-over-year, reaching a 33% share of total revenues.

Net Revenues by Location of Shipment(1)

	Three Months Ended			% Variation
	December 31, 2015	September 26, 2015	December 31, 2014	Sequential	Year-Over- Year
	(Unaudited, in millions)
EMEA	$440	$452	$458	(2.8)%	(4.0)%
Americas	274	300	277	(8.6)	(0.9)
Greater China-South Asia	753	794	869	(5.2)	(13.4)
Japan-Korea	201	218	225	(7.6)	(10.4)

Total	$1,668	$1,764	$1,829	(5.5)%	(8.8)%

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

By location of shipment, revenues declined in all regions both year-over-year and sequentially. On a year-over-year basis, the largest decline is in the Greater China-South Asia region.

Gross profit

	Three Months Ended			Variation
	December 31, 2015	September 26, 2015	December 31, 2014	Sequential		Year-Over- Year
	(Unaudited, in millions)
Cost of sales	$(1,109)	$(1,151)	$(1,210)	3.6%		8.3%
Gross profit	$559	$613	$619	(8.9)		(9.7)%
Gross margin (as percentage of net revenues)	33.5%	34.8%	33.8%	(130	) bps	(30	) bps

Fourth quarter gross margin was 33.5%, at the mid-point of the released guidance for the quarter and declining 130 basis points on a sequential basis, reflecting the impact of unused capacity charges of about 180 basis points and price pressure partially offset by favorable currency effects, net of hedging, manufacturing efficiencies and favorable product mix.

On a year-over-year basis, gross margin decreased by 30 basis points, mainly due to price pressure and lower sales of licenses, partially offset by favorable currency effects, net of hedging, manufacturing efficiencies and favorable product mix.

Operating expenses

	Three Months Ended			Variation
	December 31, 2015	September 26, 2015	December 31, 2014	Sequential		Year-Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(231)	$(218)	$(235)	(5.9)%		1.8%
Research and development expenses	(352)	(331)	(376)	(6.3)		6.4
Total operating expenses	$(583)	$(549)	$(611)	(6.2)%		4.6%
As percentage of net revenues	(35.0)%	(31.1)%	(33.4)%	(390	) bps	(160	) bps

The amount of our operating expenses increased sequentially by approximately 6%, principally due to seasonality and a longer calendar partially offset by favorable currency effects, net of hedging.

On a year-over-year basis, our operating expenses decreased by approximately 5% driven by the favorable currency effects, net of hedging and the impact of EPS saving initiatives, partially offset by labor cost increase.

Fourth quarter 2015 R&D expenses were net of research tax credits, which amounted to $28 million, compared to $42 million in the fourth quarter of 2014 and $29 million in the third quarter of 2015.

Other income and expenses, net

	Three Months Ended
	December 31, 2015	September 26, 2015	December 31, 2014
	(Unaudited, in millions)
Research and development funding	$41	$31	$53
Phase-out and start-up costs	(2)	(1)	(3)
Exchange gain, net	2	1	—
Patent costs, net of reversal of unused provisions	3	—	—
Gain on sale of non-current assets	10	7	—
Other, net	(1)	—	—
Other income and expenses, net	$53	$38	$50
As percentage of net revenues	3.2%	2.2%	2.7%

In the fourth quarter of 2015, we recognized other income, net of expenses, of $53 million, with the $15 million sequential increase mainly reflecting a higher level of R&D funding and the gain realized from the sale of a real-estate property. Other income and expenses, net was $50 million in the year-ago quarter.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2015	September 26, 2015	December 31, 2014
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(4)	$(11)	$(20)

In the fourth quarter of 2015, we recorded $4 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $3 million of a non-monetary impairment of intangibles and (ii) $1 million charges for the EPS restructuring plan.

In the third quarter of 2015, we recorded $11 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $13 million of a non-monetary impairment of intangibles following our yearly impairment test; (ii) $3 million reversal of unused provision for the EPS restructuring plan and (iii) $1 million lease termination costs.

In the fourth quarter of 2014, we recorded $20 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $17 million of restructuring charges related to the EPS restructuring plan’; (ii) $1 million of restructuring charges related to our 2013 operating expenses reduction plan; and (iii) $2 million of restructuring charges related to the manufacturing consolidation plans.

Operating income (loss)

	Three Months Ended
	December 31, 2015	September 26, 2015	December 31, 2014
	(Unaudited, in millions)
Operating income (loss)	$25	$91	$38
As percentage of net revenues	1.5%	5.2%	2.1%

The fourth quarter of 2015 operating income declined both sequentially and year-over-year mainly as a consequence of the lower revenues.

Operating income (loss) by product segment

	Three Months Ended (unaudited)
	December 31, 2015		September 26, 2015		December 31, 2014
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Sense & Power and Automotive Products (SP&A)	$36	3.6%	$102	9.2%	$98	8.4%
Embedded Processing Solutions (EPS)	(4)	(0.6)	—	—	(34)	(5.1)
Total operating income (loss) of product segments	32	1.9	102	9.2	64	3.5
Others(1)	(7)	—	(11)	—	(26)	—
Total consolidated operating income (loss)	$25	1.5%	$91	5.2%	$38	2.1%

(1)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Impacted by lower revenues and the increased unused capacity charges, the fourth quarter operating profit declined sequentially in both segments. SP&A operating profit decreased to $36 million or 3.6% of revenues and EPS operating profit moved from the break-even level recorded in the prior quarter to a loss of $4 million, as a combination of improved results in MMS, fully offset by an increased loss in DPG.

On a year-over-year basis, SP&A operating margin declined by $62 million, impacted by declined profitability in all product lines. EPS reduced its operating loss by $30 million due to improved product mix, favorable currency effects, net of hedging, and lower net expenses.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	December 31, 2015	September 26, 2015	December 31, 2014
	(Unaudited, in millions)
Total operating income of product segments	$32	$102	$64
Impairment, restructuring charges and other related closure costs	(4)	(11)	(20)
Strategic and other research and development programs	(1)	(1)	(2)
Phase-out and start-up costs	(2)	(1)	(3)
Other non-allocated provisions(1)	—	2	(1)
Total operating loss Others	(7)	(11)	(26)

Total consolidated operating income (loss)	$25	$91	$(38)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Three Months Ended
	December 31, 2015	September 26, 2015	December 31, 2014
	(Unaudited, in millions)
Interest expense, net	$(6)	$(5)	$(6)

We recorded a net interest expense of $6 million, basically flat on both sequential and year-over-year basis.

Income (loss) on equity-method investments

	Three Months Ended
	December 31, 2015	September 26, 2015	December 31, 2014
	(Unaudited, in millions)
Income (loss) on equity-method investments	$1	$(1)	$17

In the fourth quarter of 2015 we recorded $1 million income, mainly with respect to our investment in ST-Ericsson SA. In the fourth quarter of 2014, we recorded a profit of $17 million mostly related to our profit share in ST-Ericsson SA.

Income tax benefit (expense)

	Three Months Ended
	December 31, 2015	September 26, 2015	December 31, 2014
	(Unaudited, in millions)
Income tax benefit (expense)	$(17)	$8	$(3)

During the fourth quarter of 2015 we recorded an income tax expense of $17 million, reflecting actual tax charges and benefits in each jurisdiction as well as the true-up of tax provisions based upon the most updated visibility on open tax matters in several jurisdictions.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future periods and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to tax positions which have been considered uncertain.

Net income (loss) attributable to parent company

	Three Months Ended
	December 31, 2015	September 26, 2015	December 31, 2014
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$2	$90	$43
As percentage of net revenues	0.1%	5.1%	2.3%

For the fourth quarter of 2015, we reported a net income of $2 million, compared to a net income of $43 million and $90 million in the prior-year and previous quarters, respectively. The fourth quarter 2015 net income represented earnings per share of $0.00 compared to $0.05 in the prior-year quarter and $0.10 in the prior quarter.

In the fourth quarter of 2015, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items, a non U.S. GAAP measure, was nil, while it was approximately $(0.02) per share in both the prior-year and prior quarters.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time the prices in the industry tend to align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

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

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).

Our Consolidated Statements of Income for 2015 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.17 for €1.00 for the full year 2015, compared to $1.34 for €1.00 for the full year 2014. Our effective exchange rate was $1.11 for €1.00 for the fourth quarter of 2015, $1.16 for €1.00 for the third quarter of 2015 and $1.29 for €1.00 for the fourth quarter of 2014. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of December 31, 2015, the outstanding hedged amounts were €743 million to cover manufacturing costs and €511 million to cover operating expenses, both at an average exchange rate of about $1.14 to €1.00 (considering the collars at upper strike), maturing over the period from January 5, 2016 to August 8, 2017. As of December 31, 2015, measured in respect to the exchange rate at period closing of about $1.09 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $21 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $73 million before tax at December 31, 2014.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2015, the outstanding hedged amounts were SGD 118 million at an average exchange rate of about SGD 1.39 to $1.00 maturing over the period from January 14, 2016 to December 8, 2016. As of December 31, 2015, these outstanding hedging contracts resulted in a deferred loss of approximately $2 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $3 million before tax at December 31, 2014.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In 2015, as a result of our cash flow hedging, we recorded a net loss of $170 million, consisting of a loss of about $14 million to selling, general and administrative expenses, $51 million to research and development and a loss of about $105 million to costs of goods sold, while in 2014, we recorded a net loss of $2 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $2 million recorded in “Other income and expenses, net” in our 2015 Consolidated Statement of Income compared to a net gain of $4 million recorded in 2014.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At December 31, 2015, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

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

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the Senior Convertible Bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At December 31, 2015, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.87%. At the same date, the average interest rate on our outstanding debt was 2.05% while the average rate of the cash interests on our total debt at redemption value was 0.72%.

Impact of Changes in Equity Prices

As of December 31, 2015, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 10 to our Consolidated Financial Statements.

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

Our total liquidity and capital resources were $2,106 million as of December 31, 2015, decreasing compared to $2,351 million at December 31, 2014. As of December 31, 2015, our total liquidity and capital resources were comprised of $1,771 million in cash and cash equivalents and $335 million in marketable securities, all considered as current assets.

As of December 31, 2015, marketable securities were $335 million invested in U.S. Government Treasury Bonds with a rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, and a weighted average maturity of 4.3 years. The securities are classified as available-for-sale and reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2015, our net cash decreased by $246 million, due to the net cash used in investing and financing activities exceeding the net cash from operating activities.

The components of our cash flow for the last three years are set forth below:

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Net cash from operating activities	$842	$715	$366
Net cash used in investing activities	(516)	(784)	(379)
Net cash from (used in) financing activities	(556)	262	(388)
Effect of changes in exchange rates	(16)	(12)	(13)
Net cash increase (decrease)	$(246)	$181	$(414)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2015 was $842 million, increasing compared to $715 million in the prior year period, benefitting from more favorable changes in net working capital.

Net cash used in investing activities. Investing activities used $516 million of cash in 2015, mainly due to payments for the purchase of tangible and intangible assets and equity investment disposal. The decrease in net cash used in investing activities compared to the $784 million in the prior year was primarily due to the absence of marketable securities purchases in 2015. Payments for purchase of tangible assets, net of proceeds, totaled $467 million, compared to $496 million in 2014.

Net cash from (used in) financing activities. Net cash used in financing activities was $556 million for 2015, compared to the $262 million generated in 2014. This decrease was primarily due to the $994 million net proceeds from the issuance of the Senior Bonds in 2014. The 2015 amount included $350 million in dividends paid to stockholders compared to $354 million paid in 2014.

Free Cash Flow (non U.S. GAAP measure). We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, and net cash variation for joint ventures deconsolidation, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in the sale of businesses. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Year Ended December 31,
	2015	2014	2013
	(In millions)
Net cash from operating activities	$842	$715	$366
Net cash used in investing activities	(516)	(784)	(379)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, and net cash variation for joint ventures deconsolidation	1	266	(166)
Payment for purchase and proceeds from sale of tangible and intangible assets(1)	(515)	(518)	(545)
Free Cash Flow (non U.S. GAAP measure)	$327	$197	$(179)

(1)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Payment for disposal of equity investment, Proceeds received in sale of businesses.

Free Cash Flow was positive $327 million in 2015, compared to positive $197 million in 2014, mainly driven by the favorable change in net working capital.

Capital Resources

Net Financial Position (non U.S. GAAP measure). Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities and short-term deposits, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	Year Ended December 31,
	2015	2014(1)	2013
	(In millions)
Cash and cash equivalents	$1,771	$2,017	$1,836
Marketable securities	335	334	57
Short-term deposits	—	—	1
Total financial resources	2,106	2,351	1,894
Bank overdrafts and short-term debt	(191)	(202)	(225)
Long-term debt	(1,421)	(1,599)	(928)
Total financial debt	(1,612)	(1,801)	(1,153)
Net Financial Position	$494	$550	$741

(1)

The December 31, 2014 net financial position was restated following the early adoption of ASU 2015-03, consisting in a balance sheet reclassification of debt issuance costs (now reported as deduction of issued debt and not as non-current assets).

Our Net Financial Position as of December 31, 2015 was a net cash position of $494 million, decreasing compared to the net cash position of $550 million at December 31, 2014.

At December 31, 2015, our financial debt was $1,612 million, composed of (i) $191 million of current portion of long-term debt and (ii) $1,421 million of long-term debt. The breakdown of our total financial debt included: (i) $696 million in European Investment Bank loans (the “EIB Loans”), (ii) $904 million in the Senior Bonds, (iii) $11 million in loans from other funding programs and other long-term loans, and (iv) $1 million of capital leases. The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs. The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 for a total amount of $341 million, of which $19 million remained outstanding as at December 31, 2015. The second or R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $55 million remained outstanding as of December 31, 2015. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $269 million remained outstanding as of December 31, 2015. The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $353 million is outstanding as of December 31, 2015.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $563 million.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

As of December 31, 2015, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2016	2017	2018	2019	2020	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,707	$191	$116	$114	$713	$113	$460

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

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: Moody’s: “Ba1” with stable outlook; S&P: “BBB-” with stable outlook; Fitch: “BBB-” with stable outlook. On February 24, 2016, Moody’s lowered our senior debt rating from Baa3 with negative outlook to Ba1 with stable outlook.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2015, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2016	2017	2018	2019	2020	Thereafter
	(In millions)
Operating leases(2)	$191	$48	$35	$24	$15	$13	$56
Purchase obligations(2)	468	377	65	23	3	—	—
of which:
Equipment and other asset purchases	149	149	—	—	—	—	—
Foundry purchases	101	101	—	—	—	—	—
Software, design, technologies and licenses	218	127	65	23	3	—	—
Other obligations(2)	431	206	179	35	6	5	—
Long-term debt obligations (including current portion)(3)(4)	1,707	191	116	114	713	113	460
of which:
Capital leases(3)	1	—	1	—	—	—	—
Pension obligations(3)	351	24	32	26	32	30	207
Other long-term liabilities(3)	158	—	87	14	8	13	36
Total	$3,306	$846	$514	$236	$777	$174	$759

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2015.
(3)

Items reflected on the Consolidated Balance Sheet at December 31, 2015. For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.

(4)	See Note 13 to our Consolidated Financial Statements at December 31, 2015 for additional information related to long-term debt.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2016 to 2020 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Long-term debt obligations mainly consist of bank loans and Senior Bonds. In 2016, we expect to redeem with available cash and cash equivalents a $186 million loan received from European Investment Bank as an annual installment. See “— Net financial position (non U.S. GAAP measure)” above.

Pension obligations amounting to $351 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 14 to our Consolidated Financial Statements. As part of the Flash divestiture, we retained the obligation to fund the severance payment (trattamento di fine rapporto) due to certain transferred employees by the defined amount of about $7 million which qualifies as a defined benefit plan and was classified as an “other long-term liability” at December 31, 2015.

Other long-term liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2015, we had unrecognized tax benefits of $226 million. We do not expect to recognize any of these tax benefits in 2016. We are not, however, able to provide a reasonably reliable estimate of when these benefits will be recognized.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2015.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on market recovery forecast and ongoing strategic initiatives, our capital expenditure is estimated in the $600-670 million range for 2016, to be adjusted based on demand thereafter. The most important of our 2016 capital expenditure projects are expected to be : (a) for our front end facilities: (i) in our 300 mm fab in Crolles, R&D, technology evolution and — depending on demand — new specialized capacity to support the production ramp up of new technologies; (ii) mix evolution, and a few select programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes; (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate and expansion of the 200 mm fab in Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150 mm and 200 mm front end fabs; (b) for our back end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand and secure service to strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

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

Our Supervisory Board was composed of the following nine members as of December 31, 2015:

Name	Position	Year First Appointed		Term Expires	Age
Maurizio Tamagnini	Chairman	2014		2017	50
Didier Lombard	Vice Chairman	2004		2017	73
Janet G. Davidson	Member	2013		2016	59
Nicolas Dufourcq(1)	Member	2015		2018	52
Heleen Kersten	Member	2014		2017	50
Jean-Georges Malcor	Member	2011		2017	59
Alessandro Ovi	Member	2007	(2)	2016	71
Alessandro Rivera	Member	2011		2017	45
Martine Verluyten	Member	2012		2018	64

(1)	Mr. Dufourcq was appointed as a member of our Supervisory Board on May 27, 2015.
(2)	Mr. Ovi was a member of our Supervisory Board from 1994-2005. He was reappointed to our Supervisory Board in 2007.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter, which was last updated in May 2015, setting forth its duties, responsibilities and operations, as mentioned below. The Supervisory Board Charter is available on our website (www.st.com).

Our Supervisory Board may make a proposal to our annual shareholders’ meeting for the suspension or dismissal of one or more of its members. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his/her term of office. Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our annual shareholders’ meeting. Certain of our Supervisory Board members are proposed by and may retain certain relationships with our direct or indirect shareholders represented through our major shareholder. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Biographies of our Current Supervisory Board Members

Maurizio Tamagnini has been a member and the Chairman of our Supervisory Board since June 2014. He also serves on our Supervisory Board’s Nominating and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee. Mr. Tamagnini is currently Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano Spa (FSI), an investment company ultimately controlled by the Italian Government with €4.4 billion capital which invests in large corporates, sponsored by Cassa depositi e prestiti Spa. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Mr. Tamagnini is also Chairman of the Joint Venture between FSI and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. He is also a member of the Advisory Board of RDIF (the Russian Direct Investment Fund), of the Italian Ministry of Economic Development Industrial Compact task force and was a member of the Organization Committee for the 2014 Worldwide Female Volleyball Championships, held in Milan. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

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

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015. He serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration). He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992. In 1994, he joined France Telecom, where he created the Multimedia division, prior to becoming the Chairman of Wanadoo, the firm’s listed Internet and Yellow Pages subsidiary. After joining the Capgemini Group in 2003, he oversaw operations in the Central and Southern Europe region, successfully leading their financial turnaround. He was appointed Chief Financial Officer of the Group and member of the Executive Committee in September 2004. In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group’s major contracts. On February 7, 2013, Mr. Dufourcq was appointed Chief Executive Officer of Bpifrance (Banque Publique d’Investissement), which is indirectly controlled by the French Government and is one of the indirect shareholders of ST Holding. Mr. Dufourcq is also a member of the Supervisory Board of Euler Hermes Group.

Heleen Kersten has been a member of our Supervisory Board since June 2014. She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nominating and Corporate Governance Committee. Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013. Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York, Dubai and Hong Kong. She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993). After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997. As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance. Ms. Kersten is currently a member of the supervisory boards of Egeria Investment B.V. (since 2007 and Chairman since October 2014) and a supervisorv board member of the Rijksmuseum (Stichting Het Rijksmuseum) (since 2015). She is also a board member of the Foundation Donors of the Royal Concertgebouw Orchestra (Stichting Donateurs Koninklijk Concertgebouworkest) (since 2010). Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

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

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our Annual General Meeting of Shareholders in March 2005. He was reappointed to our Supervisory Board at the 2007 Annual General Meeting of Shareholders. Mr. Ovi serves on our Supervisory Board’s Audit Committee and Strategic Committee. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been special advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director and member of the audit committee of LandiRenzo S.p.A and a director of Almaviva S.p.A. Mr. Ovi is also a Life Trustee in Carnegie Mellon University and a member of the board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

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

Supervisory Board Committees

Membership and Attendance. As of December 31, 2015, the composition of the four standing committees of our Supervisory Board was as follows: (i) Ms. Martine Verluyten is the Chair of the Audit Committee, and Ms. Janet G. Davidson, Ms. Heleen Kersten, Mr. Jean-Georges Malcor and Mr. Alessandro Ovi are members of the Audit Committee; (ii) Mr. Maurizio Tamagnini is the Chairman of the Compensation Committee, and Mr. Nicolas Dufourcq, Ms. Heleen Kersten, Mr. Didier Lombard and Mr. Alessandro Rivera are members of the Compensation Committee; (iii) Ms. Heleen Kersten is the Chair of the Nominating and Corporate Governance Committee, and Messrs. Nicolas Dufourcq, Didier Lombard, Alessandro Rivera and Maurizio Tamagnini are members of the Nominating and Corporate Governance Committee; and (iv) Mr. Maurizio Tamagnini is the Chairman of the Strategic Committee, and Ms. Janet G. Davidson and Messrs. Nicolas Dufourcq, Didier Lombard and Alessandro Ovi are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2015 is as follows:

Number of Meetings Attended in 2015	Full Board		% Attendance	Audit Committee	% Attendance	Compensation Committee		% Attendance	Strategic Committee		% Attendance	Nominating & Corporate Governance Committee		% Attendance
Maurizio Tamagnini	9		100	n/a	—	5		100	6		100	5		100
Didier Lombard	9		100	n/a	—	5		100	6		100	5		100
Jean d’Arthuys	1	(1)		n/a	—	1	(1)		1	(1)		1	(1)
Janet G. Davidson	8		89	9	90	n/a		—	6		100	n/a		—
Nicolas Dufourcq	4	(2)		n/a	—	1	(2)		3	(2)		1	(2)
Heleen Kersten	9		100	9	90	4		80	n/a		—	5		100
Jean-Georges Malcor	9		100	9	90	n/a		—	n/a		—	n/a		—
Alessandro Ovi	9		100	10	100	n/a		—	6		100	n/a		—
Alessandro Rivera	8		89	n/a	—	5		100	n/a		—	5		100
Martine Verluyten	9		100	10	100	n/a		—	n/a		—	n/a		—

(1)

Mr. d’Arthuys’ mandate as a member of our Supervisory Board, as well as member of the Compensation Committee, Nominating and Corporate Governance Committee and Strategic Committee, expired on May 27, 2015.

(2)

Mr. Dufourcq was appointed as a member of our Supervisory Board on May 27, 2015 and is also a member of the Compensation Committee, Nominating and Corporate Governance Committee and Strategic Committee.

Audit Committee. Our Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.

Our Audit Committee met 10 times during 2015. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Head of Corporate Control, General Counsel, Chief Compliance Officer, Chief Audit and Risk Executive and external auditors. Our Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2015, and the results press release was published on January 27, 2016.

Our Audit Committee approved the compensation of our external auditors for 2015 and discussed the scope of their audit, audit related and non-audit related services for 2015. The Audit Committee also led the selection process of our new external auditors, who were appointed at our 2015 General Meeting of Shareholders for the 2016-2019 fiscal years.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our Annual General Meeting of Shareholders, which was held on May 27, 2015. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Also in 2015, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting, and supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process.

As part of each of its quarterly meetings, our Audit Committee also reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee. Our Compensation Committee advises our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. Our Compensation Committee met 5 times in 2015.

Among its main activities, in 2015 our Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year ended on December 31, 2014; (ii) defined the performance targets relating to the CEO bonus for the fiscal year ending on December 31, 2015 (which targets are based on, inter alia, revenues growth, certain financial targets, the share price evolution versus SOXX and special programs); and (iii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards.

For the 2015 unvested stock award plan, our Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales evolution and operating income evolution, both as compared against a panel of ten semiconductor companies, and Return on Net Assets targets.

Strategic Committee. Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. Our Strategic Committee met 6 times in 2015. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance. Our Nominating and Corporate Governance Committee met 5 times during 2015 to discuss proposals for the appointment of members to our Supervisory Board, recent developments in Dutch and U.S. law and best practices regarding corporate governance and the update of our Supervisory Board Charter (which was completed in May 2015 and is available on the Company website at www.st.com).

Secretariat and Controllers. Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Mr. Gabriele Pagnotta serves as Secretary and Mr. Bertrand Loubert serves as Vice Secretary. Messrs. Pagnotta and Loubert serve as Managing Directors of ST Holding. Our Chief Compliance Officer, serves as Executive Secretary for our Supervisory Board, and for each of the four standing committees of our Supervisory Board.

Our Supervisory Board also appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our full Supervisory Board. The current Controllers are Messrs. Nicolas Manardo and Giorgio Ambrosini. The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers. See “Item 7. Major Shareholders and Related Party Transactions”.

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, who was re-appointed in 2014 for a three-year term to expire at the end of our 2017 Annual General Meeting of Shareholders, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Under our Articles of Association, Managing Board members are appointed for a three year term upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented, which term may be renewed one or more times.

Our shareholders’ meeting may suspend or dismiss one or more members of our Managing Board, in accordance with the procedures laid down in our Articles of Association. Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. Our Managing Board must seek prior approval from our shareholders’ meeting for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association and our Supervisory Board Charter, our Managing Board must also seek prior approval from our Supervisory Board for other decisions with regard to the Company and our direct or indirect subsidiaries.

In accordance with our Corporate Governance Charter, the sole member of our Managing Board and our senior managers may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to the Supervisory Board Charter, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders’ meeting pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Managing Board member and our senior managers and their duties to us.

Pursuant to the Supervisory Board Charter, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) other than for wholly owned subsidiaries, any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us — with the exception of shares in our share capital acquired in order to transfer these shares under employee stock option or stock purchase plans — or any ST Group Company of own shares or change in share rights and any issue of instruments resulting in a share in the capital of any ST Group Company or its profits (iii) the liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft Consolidated Balance Sheets and Consolidated Financial Statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, FT1CI, Italian Ministry of the Economy and Finance, Bpifrance or CEA; (vii) the key parameters of our pluri-annual plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semi-annual and annual accounts using IFRS, prior to submission for shareholder adoption; (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the Consolidated Balance Sheets and notes thereto in our most recently adopted (statutory) annual accounts with the understanding, for the avoidance of doubt, that decisions of the Managing Board regarding the general management and/or operations of such ST joint venture company are not subject to Supervisory Board approval and that the Managing Board reports to the Supervisory Board on the operations of the ST joint venture companies as part of its regular reporting to the Supervisory Board and in principle at least every six months; and (xi) the strategy designed to achieve the objectives of our company and corporate social responsibility issues that are relevant to our company.

Senior Management

Our senior managers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. As a company committed to good governance, we hold corporate meetings on a regular basis. Such meetings, which involve the participation of several members of our senior management, include:

Corporate Operations Review (COR), which meets twice per quarter to review monthly results and short-term forecasts.

Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond.

Corporate Strategic Committee, which meets six times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs.

Our senior managers as of December 31, 2015 were:

Name	Position	Years with Company	Years in Semi-Conductor Industry	Age
Carlo Bozotti	President and Chief Executive Officer	39	39	63
Jean-Marc Chery	Chief Operating Officer	31	31	55
Carlo Ferro	Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services	16	16	55
Mario Arlati	Executive Vice President, Strategies and Business Management Sense & Power and Automotive Products (SP&A)	41	41	67
Georges Auguste	Executive Vice President, General Manager, Packaging and Test Manufacturing	29	41	66
Eric Aussedat	Executive Vice President, General Manager, Imaging Division	34	34	62
Orio Bellezza	Executive Vice President, General Manager, Front-End Manufacturing & Technology R&D Sense & Power and Automotive Products (SP&A)	32	32	56
Gian Luca Bertino	Executive Vice President, General Manager, Digital Product Group	18	29	56
Philippe Brun	Corporate Vice President, Human Resources and Sustainable Development	29	29	57
Marco Luciano Cassis	Executive Vice President, President, Japan and Korea Region	28	28	52
Paul J. Cihak	Executive Vice President, General Manager, Sales & Marketing, Europe, Middle East and Africa	17	22	44
Andrea Cuomo	Executive Vice President, Advanced Systems Technology and Special Projects, STMicroelectronics; Chairman 3Sun	32	32	61
Claude Dardanne	Executive Vice President, General Manager, Microcontroller, Memory & Secure MCU Group	33	36	63
Lorenzo Grandi	Corporate Vice President, Corporate Control	28	28	54
Paul Grimme	Executive Vice President, Mass Market and Online Marketing Programs	7	35	56
Fabio Gualandris	Executive Vice President, Product Quality Excellence	28	31	56

Name	Position	Years with Company	Years in Semi-Conductor Industry	Age
François Guibert	Executive Vice President, President, Greater China and South Asia Region	35	38	62
Joël Hartmann	Executive Vice President, Front-End Manufacturing & Technology R&D, Embedded Processing Solutions (EPS)	15	37	60
Otto Kosgalwies	Executive Vice President, Company Infrastructures and Services	32	32	60
Robert Krysiak	Executive Vice President, President, Americas Region	33	33	61
Philippe Magarshack	Executive Vice President, Chief Technology Officer, Embedded Processing Solutions	21	30	54
Marco Monti	Executive Vice President, General Manager Automotive Product Group	29	29	54
Carmelo Papa	Executive Vice President, General Manager, Industrial & Power Discrete Group	33	33	66
Georges Penalver	Chief Strategy Officer, Executive Vice President, Strategy, Communication, Human Resources and Quality	4	4	59
Steven Rose	Corporate Vice President & General Counsel	24	24	53
Benedetto Vigna	Executive Vice President, General Manager, Analog, MEMS & Sensors Group	21	21	46

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

Carlo Ferro is Executive Vice President, Finance, Legal, Infrastructure and Services, and Chief Financial Officer (CFO). He has held the CFO position at ST since May 2003, with temporary suspension during his tenure at ST-Ericsson, where he first served as Chief Operating Officer (February 2012 – March 2013) and President and Chief Executive Officer from April 2013 through April 2014, leading the re-organization to split up the joint-venture business and resources to the two shareholders ST and Ericsson and wind down the JV. Since August

2013, Mr. Ferro’s overall responsibilities at ST have encompassed, in addition to Finance and Control, Central Operational Planning, Global Procurement, Legal, Intellectual Property, Compliance, Information and Communication Technology, Investor Relations, and Public Affairs in Italy. He is a member of ST’s Corporate Strategic Committee. In May 2015, he was appointed President of ST Italy. From 1992 to 1996, Mr. Ferro gained extensive experience in Planning and Control, Corporate Finance and M&A at Finmeccanica, the leading Italian high-tech engineering and manufacturing group and a former shareholder of STMicroelectronics. Over the next three years he held executive positions for Elsag Bailey Process Automation NV, a global leader in process control listed at NYSE, first as Vice President for Strategic Planning, and later as Vice President for Planning and Control and Principal Financial Officer. In 1999, Ferro joined ST as Group Vice President Corporate Finance, overseeing finance and accounting for all the Company’s worldwide affiliates, tax planning, internal control, internal audit, and finance for M&A. In 2002, he became Deputy CFO, and was promoted to Chief Financial Officer in 2003. Mr. Ferro sits on the Board of Directors of STS, the Company’s manufacturing joint venture in China, holds board memberships at ST’s affiliates in France and Italy. He served as Chairman of Incard and sole Managing Director of ST Service Srl and as Board Member and Chairman of the Audit Committee of various companies in which ST held an equity interest. Mr. Ferro graduated in Business and Economics from the LUISS Guido Carli University in Rome, where he served as a professor of Planning and Control until 1996 and as an associate professor of Finance from 2008 through 2011. He is a Certified Public Accountant in Italy and a member of the Advisory Board of foreign investors for the Italian Confindustria.

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

Andrea Cuomo is Executive Vice President, Advanced Systems Technology (AST) and Special Projects, and has held this position since January 2012. He also serves as Chairman of the Board at 3Sun, Enel Green Power’s photovoltaic initiative. Mr. Cuomo joined SGS Microelettronica, a predecessor company to STMicroelectronics, in 1983, covering managerial roles in Product Management and Strategy, and rose to become Vice President for the Headquarters Region in 1994. In 1998, he created the AST group, a key organization in the development of ST’s system knowledge and advanced architectures. In 2002, Mr. Cuomo was promoted to Corporate Vice President and AST General Manager, and took on further responsibilities as Chief Strategy Officer in 2005. From 2008 to 2011, Mr. Cuomo was Executive Vice President, General Manager of Sales and Marketing for Europe and AST and his portfolio also included the Middle East and Africa. His board memberships include the International Advisory Board at the HEC Business School in Paris, the International Advisory Board of Nano-Tera, a Swiss National program for Nanotechnologies, and TTFactor, the IP utilization arm of the Istituto Europeo di Oncologia. In June 2015, Mr. Cuomo became Chairman of the Governing Board at the EU’s Joint Undertaking for Electronic Components and Systems for European Leadership (ECSEL). Mr. Cuomo studied Nuclear Science at the Polytechnic of Milan.

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

Benedetto Vigna is Executive Vice President, General Manager of the Analog, MEMS & Sensors Group, and has held this position since September 2011. He is a member of ST’s Corporate Strategic Committee. In

1995, Mr. Vigna joined STMicroelectronics’ R&D Labs and launched the Company’s efforts in MEMS. Under his leadership, ST’s MEMS sensors found early success with large consumer equipment manufacturers for motion-activated user interfaces and more recently he has built on those wins piloting successful moves into microphones, magnetic sensors, and touch-screen controllers, as well as environmental sensors, micro-actuators and low power radios. Mr. Vigna’s responsibilities also include management of Sensors, RF, High-Performance Analog and Mixed Signal, as well as Interface, Audio for Portable, and General-Purpose Analog products. Mr. Vigna has filed more than 170 patents on micromachining to date, authored numerous publications, and delivered many speeches at international conferences. He sits on the industrial board of several EU-funded programs. Mr. Vigna’s contributions to the MEMS industry have been recognized with the Executive of the Year Award by the MEMS Industry Group (2013), the European SEMI Award (2013) and the IEEE Frederik Philips Award (2015). Mr. Vigna graduated with a degree in Subnuclear Physics from the University of Pisa, Italy.

Recent Corporate Developments

Effective the first quarter of 2016, we changed our organization to align with our strategic focus on Smart Driving and Internet of Things applications. Three product groups were established, reporting to the President & CEO: Automotive and Discrete Group (ADG), led by Marco Monti, includes all of our automotive ICs, both digital and analog and our discrete products; Microcontrollers and Digital ICs Group (MDG), led by Claude Dardanne, includes our general purpose and secure microcontrollers, our E2PROM memories and all of our digital ICs outside of automotive ICs; and, Analog and MEMS Group (AMG), led by Benedetto Vigna, includes our low-power analog ICs, smart power products for industrial and power conversion and all of our MEMS activity. In addition, we merged the Japan & Korea and Greater China-South Asia regional sales organizations, creating the Asia Pacific Region, which is now under the responsibility of Marco Cassis. The Technology and Manufacturing organization is now under the leadership of Jean-Marc Chery, our Chief Operating Officer.

At the end of the first quarter of 2016, Carmelo Papa, General Manager of the Industrial and Power Discrete Group, Francois Guibert, General Manager of the Greater China-South Asia Region, Georges Auguste, General Manager for Packaging and Test Manufacturing (“PTM”) and Mario Arlati, Executive Vice President Strategies and Business Management for SP&A, will retire. Furthermore, Gian Luca Bertino, General Manager of the Digital Product Group, will leave the company. Fabio Gualandris will take over the responsibility of the PTM organization and Patrick Peubez will take over the responsibility of the Product Quality Excellence organization.

Compensation

Supervisory Board Compensation

Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our general meeting of shareholders. The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2015 was € 1,041,000, before any applicable withholding taxes, as set forth in the following table.

Supervisory Board Members	Directors’ Fees(1)
Maurizio Tamagnini	€176,000
Didier Lombard	€176,000
Jean d’Arthuys(2)	€0	(2)
Janet G. Davidson	€109,500
Nicolas Dufourcq(3)	€0	(3)
Heleen Kersten	€117,000
Jean-Georges Malcor	€98,500
Alessandro Ovi	€110,500
Alessandro Rivera	€103,000
Martine Verluyten	€150,500
Total	€1,041,000

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2015 until December 31, 2015.
(2)

Mr. d’Arthuys’ mandate as a member of our Supervisory Board expired on May 27, 2015. Mr. d’Arthuys would have been entitled to receive € 6,000 in 2015, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of our Supervisory Board.

(3)

Mr. Dufourcq was appointed as a member of our Supervisory Board on May 27, 2015. Mr. Dufourcq would have been entitled to receive € 80,500 in 2015, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of our Supervisory Board.

We do not have any service agreements with members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

Senior Management Compensation

Our senior management, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, receive a combination of short term and long term compensation, including fixed salary, annual cash bonus incentive, long term incentive in the form of unvested stock awards, pensions rights and other cash or non-cash benefits. The following table sets forth the total amount paid as compensation in 2015, 2014 and 2013 to the 26 members of our senior management (including Mr. Carlo Bozotti) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2015	2014	2013
Total(1)	$16.6	$19.8	$17.4

(1)	In addition, relative charges and non-cash benefits were approximately $11 million in 2015, $12.8 million in 2014 and $10.9 million in 2013.

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

The amounts paid in 2015 to the 26 members of our senior management (including Mr. Carlo Bozotti, the sole member of our Managing Board, President and CEO) pursuant to the Corporate Executive Incentive Program represented approximately 20.52% of the total compensation paid to our senior management.

	Bonus paid in 2015 (2014 performance)	Bonus paid in 2014 (2013 performance)	Bonus paid in 2013 (2012 performance)
Bonus (cash) amount	$3,395,952	$6,169,479	$3,878,183
Ratio bonus / base salary + EIP	20.52%	31.20%	22.67%

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our senior management, comprising the sole member of our Managing Board, President and CEO, and certain other key executives as selected by the sole member of our Managing Board, President and CEO, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2015, we made a contribution of approximately $0.3 million to the plan of our current sole member of our Managing Board, President and CEO, and $1.5 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2015 and no longer salaried in 2015, was $0.7 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board, President and CEO, were covered in 2015 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2015 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board, President and CEO, as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.7 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Managing Board Compensation

The remuneration of the sole member of our Managing Board is determined by our Supervisory Board on the advice of the Compensation Committee and within the scope of the remuneration policy as adopted by our

2005 Annual General Meeting of Shareholders. Mr. Carlo Bozotti, the sole member of our Managing Board and President and CEO, receives compensation in the form of: a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Set forth in the following table is Mr. Carlo Bozotti’s total compensation in 2015, 2014 and 2013:

	2015	2014	2013
Salary (US dollars)	895,534	997,755	1,059,559
Bonus(1) (US dollars)	326,350	808,308	1,165,514
Charges and Non-cash Benefits(2) (US dollars)	1,310,459	1,183,521	1,181,232

Total	$2,532,343	$2,989,584	$3,406,305

(1)

The bonus paid in 2015, 2014 and 2013 was approved by the Compensation Committee and Supervisory Board with respect to the 2014, 2013 and 2012 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.

(2)

Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our Annual General Meeting of Shareholders held on May 30, 2012, the bonus of the sole member of our Managing Board and President and CEO in 2015, 2014 and 2013 included a portion of a bonus payable in stock awards and corresponding to 66,396, 47,809 and 33,621 vested shares, respectively, based on fulfillment of a number of pre-defined objectives. In addition, Mr. Bozotti was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our Annual General Meeting of Shareholders in 2014 for a three year period. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, the EIP, Pension and other items covered by the compensation policy adopted by our General meeting of Shareholders. While the relationship between a member of the managing board and a listed Dutch company will be treated as a mandate agreement, not an employment agreement, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.

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

Consistent with the compensation policy adopted by our General Meeting of Shareholders, the Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Bozotti for the attribution of his 2015 bonus. Those conditions are based, inter alia, on revenues growth, certain financial targets, the share price evolution versus SOXX, as well as certain special programs. The evaluation and assessment of the fulfillment of those conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board within the first months of the following year (i.e. in 2016 for the 2015 CEO bonus), in order to determine the actual amount of the CEO bonus for 2015.

(ii) CEO Stock Awards

The Supervisory Board, upon recommendation of the Compensation Committee, determine whether the performance criteria, each equally weighted at 33.33% as described below, have been met and conclude whether and to which extent all eligible employees, including Mr. Bozotti, are entitled to any stock awards under the stock award plan. The stock awards vest 32% one year, a further 32% two years and the remaining 36% three years, respectively, after the date of the grant as defined by the plan, provided that the eligible employee is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

(iii) Unvested Stock Awards Allocation

Year(1)	Performance Achieved	Result	Details
2014	33.33%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Operating Cash Flow target met

2013	33.33%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Operating Cash Flow target met

2012	66.67%(2)	2 criteria out of 3 met	Evolution of Sales criteria met Evolution of Operating Income criteria not met Cash Flow target met

(1)

For 2015, the assessment of the fulfillment of the conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board in March/April, 2016 in order to determine the actual number of stock awards to be allocated for 2015.

(2)

In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum grant allowed in relation to the CEO stock award for each of 2012, 2013, 2014 and 2015 was 100,000 unvested stocks awards.

During 2015, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

For further information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our senior management, please refer to Note 15 to our Consolidated Financial Statements.

Share Ownership

None of the members of our Supervisory Board, Managing Board or senior management holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Awards and Options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our senior management as well as key employees. Furthermore, until 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) granted stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board. For a description of our stock option plans and unvested share award plans, please see Note 15 to our Consolidated Financial Statements, which is incorporated herein by reference.

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

•

approved conditions relating to our 2014 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees); and

•	approved conditions relating to our 2015 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

	At December 31,
	2015	2014	2013
France	9,887	9,960	10,350
Italy	9,623	9,530	9,450
Rest of Europe	842	840	950
United States	839	870	1,040
Mediterranean (Malta, Morocco, Tunisia)	4,672	4,520	4,490
Asia	17,320	17,900	19,110
Total	43,183	43,620	45,390

	At December 31,
	2015	2014	2013
Research and Development	8,304	8,680	8,970
Marketing and Sales	2,049	2,200	2,190
Manufacturing	27,962	28,080	29,550
Administration and General Services	2,129	2,150	2,220
Divisional Functions	2,739	2,510	2,460
Total	43,183	43,620	45,390

Our future success will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel, as well as on our ability to timely adapt the size and/or profile of our personnel to changing industry needs. Unions are represented at almost all of our manufacturing facilities and at several of our R&D sites. We use temporarily employees if required during production spikes and, in Europe, during summer vacation. We have not experienced any significant strikes or work stoppages in recent years.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2015 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public	627,832,585	68.9
Treasury shares	32,430,581	3.6
Total	910,967,920	100

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have any different voting rights from those of our other shareholders.

Shareholders Agreement

According to the report on Schedule 13G (“ST Holding 13G”) jointly filed on February 12, 2014 by ST Holding, the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), FT1C1 (the “French Shareholder” and together with the Italian Shareholder, the “STH Shareholders”), Bpifrance (“Bpifrance”) and the Commissariat a l’Énergie Atomique et aux Énergies Alternatives (“CEA”), the Italian Shareholder holds 50% of ST Holding’s shares and the French Shareholder, which is controlled by BpiFrance and CEA, holds 50% of ST Holding’s shares. Through the Italian Shareholder and the French Shareholder, the Italian Government and the

French Government, respectively, each indirectly hold 13.7% of our share capital. The filers of the ST Holding 13G have entered into a shareholders agreement which governs relations between them, including for certain matters relating to the ownership of our shares and the actions of our management to the extent shareholder approval is required (the “STH Shareholders Agreement”). Below is a brief summary of certain details from the ST Holding 13G.

Corporate Governance

Managing Board and Supervisory Board members can only be appointed by the general meeting of shareholders upon a proposal by the Supervisory Board. The Supervisory Board passes resolutions, including on such a proposal, by at least three quarters of the votes of the members in office. The STH Shareholders Agreement, to which STM is not a party, furthermore provides that: (i) each of the STH Shareholders, the French Shareholder, on the one hand, and the Italian Shareholder, on the other hand, may propose the same number of members for election to the Supervisory Board by our shareholders, and ST Holding shall vote in favor of such members; and (ii) any decision relating to the voting rights of ST Holding shall require the unanimous approval of the STH Shareholders. ST Holding may therefore be in a position to effectively control actions that require shareholder approval, including, as discussed above, the proposal of six out of nine members for election to our Supervisory Board (three members by each STH Shareholder) and the appointment of our Managing Board, as well as corporate actions, and the issuance of new shares or other securities. As a result of the STH Shareholders Agreement, the Chairman of our Supervisory Board is proposed by an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board is proposed by the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholder proposing the appointment of the Chairman may furthermore propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of Vice-Chairman proposes the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder also proposes the appointment of a Financial Controller to the Supervisory Board.

Ownership of ST Shares

The STH Shareholders Agreement provides that each STH Shareholder retains the right to cause ST Holding to dispose of its stake in us at its sole discretion pursuant to the issuance of financial instruments, an equity swap, a structured finance deal or a straight sale; however, except in the case of a public offer, no sales by any party to the STH Shareholders Agreement may be made of any of our shares or any shares of the French Shareholder or ST Holding to any of our top ten competitors or any company controlling such a competitor. The STH Shareholders Agreement also requires all of the parties to the STH Shareholders Agreement to hold their stakes in us at all time through the current holding structure of ST Holding, subject to certain limited exceptions, and precludes all such parties and their affiliates from acquiring any of our common shares other than through ST Holding.

Change of Control Provision

The STH Shareholders Agreement provides for tag-along rights, pre-emptive rights, and provisions with respect to a change of control of any of the STH Shareholders or any controlling shareholder of FT1CI, on the one hand, and the Italian Ministry of the Economy and Finance, on the other hand. The STH Shareholders may transfer shares of ST Holding and/or FT1CI, as applicable, to any of their respective affiliates, which could include entities ultimately controlled by the Italian Government or the French Government.

Preference Shares

We have an option agreement with an independent foundation, Stichting Continuiteït ST (the “Stichting”), whereby we could issue a maximum of 540,000,000 preference shares in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are not supported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

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

Related Party Transactions

See Note 24 to our Consolidated Financial Statements, incorporated herein by reference, for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity method investments.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

For a description of our material pending legal proceedings, please see Note 22 “Contingencies, Claims and Legal Proceedings” to our Consolidated Financial Statements, which is incorporated herein by reference.

Dividend Policy

Our dividend policy reads as follows: “STMicroelectronics seeks to use its available cash in order to develop and enhance its position in a competitive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in STMicroelectronics. Based on its results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes on an annual basis to the Supervisory Board, whenever deemed possible and desirable in line with STMicroelectronics’ objectives and financial situation, the distribution of a quarterly cash dividend, if any. The Supervisory Board, upon the proposal of the Managing Board, decides or proposes on an annual basis, in accordance with this policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend.”

On May 27, 2015, our shareholders approved a cash dividend of US$0.40 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and will also be distributed in the first quarter of 2016. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders in the past three years, see Note 15 to our Consolidated Financial Statements “Shareholders’ Equity — Dividends.”

Item 9.	Listing

Market Information

Our common shares are traded on the NYSE under the symbol “STM” and CUSIP #861012102, are listed on the compartment A (large capitalizations) of Euronext Paris under the ISIN Code NL0000226223 and are also traded on the Borsa Italiana. Since 2014, our 2019 and 2021 Convertible Bonds are traded on the Frankfurt Stock Exchange.

Our common shares are included in the CAC Next 20, an index which contains the 20 highest ranking companies not included in the CAC 40, the main benchmark for Euronext Paris. Our common shares are also included in the FTSE MIB Index, which measures the performance of 40 Italian equities and seeks to replicate the broad sector weights of the Italian stock market, and the FTSE MIB Dividend Index, the index which represents the cumulative value of ordinary gross dividends paid by the individual constituents of the underlying FTSE MIB Index, expressed in terms of index points.

Stock Price History

The following table sets forth, for the periods indicated, the high and low market prices of our common shares on the NYSE, on the Euronext Paris and the Borsa Italiana.

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Annual Information for the Past Five Years
2011	13.53	5.34	9.73	3.96	9.73	3.96
2012	8.60	4.51	6.46	3.64	6.46	3.62
2013	10.05	7.11	7.69	5.24	7.69	5.26
2014	10.00	6.27	7.42	4.89	7.42	4.89
2015	9.98	6.30	9.33	5.60	9.60	5.60
Quarterly Information for the Past Two Years
2014
First quarter	9.49	7.35	6.93	5.44	6.94	5.45
Second quarter	10.00	8.53	7.42	6.18	7.42	6.18
Third quarter	9.41	7.46	6.99	5.76	6.99	5.75
Fourth quarter	7.79	6.27	6.31	4.89	6.31	4.89
2015
First quarter	9.97	7.20	9.33	6.05	9.60	6.05
Second quarter	9.98	7.52	9.29	6.72	9.29	6.72
Third quarter	8.24	6.30	7.55	5.60	7.55	5.60
Fourth quarter	7.87	6.45	7.14	5.89	7.13	5.89
Monthly Information for the Past Six Months 2015
September	7.51	6.30	6.88	5.60	6.87	5.60
October	7.87	6.62	7.14	5.93	7.13	5.94
November	7.30	6.86	7.08	6.21	7.08	6.21
December	7.38	6.45	6.98	5.89	6.99	5.89
2016
January	6.86	5.65	6.50	5.18	6.43	5.18
February	6.43	5.19	6.05	4.54	6.05	4.53
March (as of March 15, 2016)	6.04	5.73	5.52	5.17	5.53	5.16

Source: Bloomberg

Of the 878,537,339 common shares outstanding as of December 31, 2015, 48,337,238, or 5.5%, were registered in the common share registry maintained on our behalf in New York and 579,495,347, or 66.0%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were incorporated under the laws of The Netherlands by deed of May 21, 1987 and are registered with the trade register (handelsregister) of the Dutch Chamber of Commerce (Kamer van Koophandel) under no. 33194537. Set forth below is a summary of certain provisions of our Articles of Association and relevant Dutch law. The summary below does not purport to be complete and is qualified in its entirety by reference to our Articles of Association, most recently amended on December 2, 2013, and relevant Dutch law.

Object and Purposes

Pursuant to Article 2 of our Articles of Association, the purpose of our company is to participate in or take, in any manner, any interests in other business enterprises; to manage such enterprises; to carry on business in semiconductors and electronic devices; to take and grant licenses and other industrial property interests; to assume commitments in the name of any enterprises with which we may be associated within a group of companies; and to take any other action, such as but not limited to the granting of securities or the undertaking of obligations on behalf of third parties, which in the broadest sense of the term, may be related or contribute to the aforementioned objects.

Supervisory Board Members

Our Articles of Association do not include any provisions related to a Supervisory Board member’s:

•	power to vote on proposals, arrangements or contracts in which such member is materially interested;

•	power, in the absence of an independent quorum, to vote on compensation to themselves or any members of the Supervisory Board;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	mandatory retirement age; or

•	number of shares in our company required to qualify as a Supervisory Board member.

Our Supervisory Board Charter and Dutch law, however, explicitly prohibits members of our Supervisory Board from participating in discussions and voting on matters where they have a conflict of interest. If our entire Supervisory Board has a conflict of interest, our shareholders’ meeting is the competent corporate body to adopt the relevant resolution. Our Articles of Association provide that our shareholders’ meeting must adopt the compensation of our Supervisory Board members. Neither our Articles of Association nor our Supervisory Board Charter has a requirement or policy that Supervisory Board members hold a minimum number of our common shares.

In accordance with Dutch law, we have balanced participation by men and women on our Supervisory Board, which is deemed to exist if at least 30% of the seats are held by men and at least 30% of the seats held by women. Currently, our Supervisory Board comprises nine members of which 3 are female and 6 are male.

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

For the history of dividends paid by us to our shareholders in the past five years, see Note 15 to our Consolidated Financial Statements.

Notice Convening the Shareholders’ Meeting (Articles 25, 26, 27, 28 and 29)

Our ordinary shareholders’ meetings are held at least annually, within six months after the close of each financial year, in The Netherlands. Extraordinary shareholders’ meetings may be held as often as our Supervisory

Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend shareholders’ meetings of at least 10% of the total issued share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically.

The notice convening the shareholders’ meeting shall be given in such manner as shall be authorized or required by law with due observance of the statutory notice period, which is currently 42 days prior to the meeting.

One or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request proposals to be included on the agenda. Furthermore, a request that a proposal be included on the agenda can be made in writing to our Managing Board within sixty days of ameeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50 million. The aforementioned requests may not be submitted electronically and must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website. Pursuant to Dutch law a shareholder requesting discussion of an agenda item must disclose to us its entire beneficial interest (long and short position) and we are required to disclose this information on our website.

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

Attendance at Shareholders’ Meetings and Voting Rights (Articles 30, 31, 32, 33 and 34)

Each share is entitled to one vote.

All shareholders and other persons entitled to attend shareholders’ meetings may attend in person or be represented by a person holding a written proxy. Shareholders and other persons entitled to vote, may do so pursuant to our Articles of Association. Subject to the approval of our Supervisory Board, our Managing Board may resolve to facilitate the use of electronic means of communication in relation to the participation and voting in shareholders’ meetings. Dutch law prescribes a fixed registration date of 28 days prior to the shareholders’ meeting, which means that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at the 28th day prior to the shareholders’ meeting and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend shareholders’ meetings at the time of the meeting if a registration date would not be applicable. In the notice convening the shareholders’ meeting, the time of registration must be mentioned as well as the manner in which shareholders and other persons entitled to attend shareholders’ meetings can register themselves and the manner in which they can exercise their rights.

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

Authority of our Shareholders’ Meeting (Articles 12, 16, 19, 25, 28, 32 and 41)

Our annual shareholders’ meeting may decide upon (i) the discharge of the members of our Managing Board for their management during the past financial year and the discharge of the members of our Supervisory Board for their supervision during the past financial year; (ii) the adoption of our statutory annual accounts and the distribution of dividends; (iii) the appointment of the members of our Supervisory Board and our Managing Board; and (iv) any other resolutions listed on the agenda.

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

Disclosure of holdings and capital interest under Dutch Law

Holders of our shares (including certain comparable instruments, such as instruments with a value (partly) dependent on shares or distributions on shares, or contracts creating an economic position similar to shares) or voting rights (including potential interests, such as via options or convertible bonds) may have disclosure obligations under Dutch law. Any person or entity whose direct or indirect interest in our share capital or voting rights (including potential interest) reaches, exceeds or falls below a certain threshold must make a disclosure to the AFM immediately. The threshold percentages are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. If a person’s direct or indirect interest in the share capital or voting rights passively reaches, exceeds or falls below the abovementioned thresholds (e.g. as a result of a change in the capital of the company), the person in question must give notice to the AFM no later than the fourth trading day after the AFM has published the change in the share capital and/or voting rights in the public register. In addition, a notification requirement applies in respect of shares with special statutory rights (e.g. priority shares), regardless of the abovementioned percentages.

Furthermore, each person who is or ought to be aware that the substantial holding he holds in the Company, reaches, exceeds or falls below any of the abovementioned thresholds vis-à-vis his most recent notification to the AFM, which change relates to the composition of the notification as a result of certain acts (e.g. (i) the exchange of certain financial instruments for shares or depositary receipts for shares, (ii) the exchange of shares for depositary receipts for shares, or (iii) as a result of the exercise of rights pursuant to a contract for the acquisition of voting rights) must give notice to the AFM no later than the fourth trading day after he became or ought to be aware of this change.

. For the purpose of calculating the percentage of capital interest or voting rights, among others, the following interests must be taken into account: (i) those directly held by him; (ii) those held by his controlled undertakings for purposes of the Dutch Financial Supervision Act; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written voting agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. A person who has a 3% or larger interest in the share capital or voting rights and who ceases to be a controlled undertaking must without delay notify the AFM. As of that moment, all notification obligations under the Dutch Financial Supervision Act will become applicable to the former controlled undertaking itself. The management company of a common fund (beleggingsfonds) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may also trigger a notification obligation for the holder of our shares. A person is also deemed to hold shares if he has a financial instrument (i) whose rise in value depends in part on the rise in value of the underlying shares or on dividend or other payments on those shares (in other words, a long position must be held in those shares), and (ii) which does not entitle him to acquire shares in a listed company (i.e., it is a cash-settled financial instrument). In addition, a person who may, by virtue of an option, be obliged to buy shares in a listed company is also equated with a shareholder. Moreover, a person who has entered into a contract (other than a cash-settled financial instrument) that gives him an economic position comparable to that of a shareholder in a listed company is also deemed to hold shares for the purposes of the disclosure obligation.

The holder of a financial instrument representing a short position in our shares is required to notify the AFM if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage. The threshold percentages are the same as referred to above in this section. Short position refers to the gross short position (i.e., a long position held by the holder cannot be offset against the short position). There is also a requirements to notify the AFM of the net short position (i.e., long positions are offset against short positions) if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage; The threshold percentages are 0.2% and each 0.1% above that. Notifications as of 0.5% and each 0.1% above that will be published by the AFM. The notification shall be made no later than 3:30 pm CET on the following trading day.

Under Dutch law, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights The sole member of our Managing Board and each of the members of our Supervisory Board, as well as any other person who would have managerial or co-managerial responsibilities in respect of the Company or who would have the authority to make decisions affecting the Company’s future developments and business prospects regularly having access to inside information relating, directly or indirectly, to the Company, must notify the AFM of any transactions conducted for his or her own account relating to the shares or in financial instruments the value of which is also based on the value of the shares. In addition, certain persons who are closely associated with members of the Executive Board and Supervisory Board or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is also based on the value of the shares.

The AFM publishes all notifications on its public website (www.afm.nl). Non-compliance with the notification obligations under Dutch law can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our shareholders’ meeting (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of no more than five years. Shareholders are advised to consult with their own legal advisers to determine whether notification obligations apply to them.

Share Capital (Articles 4, 5 and 6)

Our shares may not be issued at less than their par value. Our common shares must be fully paid up at the time of their issuance. Our preference shares must be paid up for at least 25% of their par value at the time of their issuance (and the remaining 75% if and when requested by our Managing Board). Our authorized share capital is not restricted by redemption provisions, sinking fund provisions or liability to further capital calls by us. Our Articles of Association allows for the acquisition of own shares and the cancellation of shares.

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

Non-issued authorized share capital, which is different from issued share capital, allows us to proceed with capital increases excluding the preemptive rights, upon our Supervisory Board’s decision. Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the sole member of our Managing Board and our senior managers; (ii) the options giving the right to subscribe to our shares granted in the past to the members of our Supervisory Board, its secretaries and controllers, as described in “Item 6. Directors, Senior Management and Employees”; (iii) our Bonds; and (iv) the option giving the right to subscribe to our preference shares to Stichting Continuïteit ST. See “Item 7. Major Shareholders and Related Party Transactions — Preference Shares.” We do not have securities not representing our share capital.

Our shareholders’ meeting, upon proposal and on the terms and conditions set by our Supervisory Board, has the power to issue shares and rights to subscribe for shares. The shareholders’ meeting may authorize our Supervisory Board, for a period of no more than five years, to issue shares and rights to subscribe for shares and to determine the terms and conditions of such issuances.

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

Our shareholders’ meeting, upon proposal by our Supervisory Board, has the power to limit or exclude preemptive rights in connection with new issuances of shares. Such a resolution of the shareholders’ meeting must be taken with a majority of at least two-thirds of the votes cast if at such shareholders’ meeting less than 50% of the issued and outstanding share capital is present or represented. Otherwise such a resolution can be taken by a simple majority of the votes cast at a shareholders’ meeting at which at least 15% of our issued and outstanding share capital is present or represented. Our shareholders’ meeting may authorize our Supervisory Board, for a period of no more than five years, to limit or exclude preemptive rights.

Acquisition of Shares in Our Own Share Capital (Article 5)

We may acquire our own shares, subject to certain provisions of Dutch law and of our Articles of Association. Share acquisitions may be effected by our Managing Board, subject to the approval of our Supervisory Board, only if the shareholders’ meeting has authorized our Managing Board to effect such repurchases, which authorization may apply for a maximum period of 18 months. We may not vote shares we hold in treasury. Our purchases of our own shares are subject to acquisition price conditions as authorized by our shareholders’ meeting. Our Articles of Association provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our shareholders’ meeting.

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

C.	Material Contracts

None.

D.	Exchange Controls

None.

E.	Taxation

Dutch Taxation

The following is a general summary and the tax consequences as described herein may not apply to a holder of common shares. Any potential investor should consult his tax adviser for more information about the tax consequences of acquiring, owning and disposing of common shares in his particular circumstances.

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of common shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. Tax matters are complex, and the tax consequences of the acquisition, ownership and disposal to a particular holder of common shares will depend in part on such holder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the acquisition, ownership and disposal to you, including the applicability and effect of Dutch tax laws. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “The Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of The Netherlands. This summary assumes that we are organized, and that our business will be conducted, in the manner outlined in this Form 20-F. A change to such organizational structure or to the manner in which we conduct our business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of The Netherlands (unpublished case law not included) as it stands at the date of this Form 20-F. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Dutch Taxation paragraph does not address your Dutch tax consequences if you are a holder of common shares who:

(i)	may be deemed an owner of common shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)	is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from common shares;

(iii)	is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)	owns common shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role; or

(v)

has a substantial interest in us or a deemed substantial interest in us for Dutch tax purposes. Generally, you hold a substantial interest if (a) you — either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner for Dutch tax purposes — own or are deemed to own, directly or indirectly, five per cent. or more of our shares or of any class of our shares, or rights to acquire, directly or indirectly, such an interest in our shares or profit participating certificates relating to five per cent. or more of our annual profits or to five per cent. or more of our liquidation proceeds, or (b) your shares, rights to acquire shares or profit participating certificates in us are held by you following the application of a non-recognition provision.

Taxes on income and capital gains for Non-resident holders of common shares

Individuals

If you are an individual who is neither resident nor deemed to be resident in The Netherlands for purposes of Dutch income tax, you will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with your common shares, except if

(i)

you derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in The Netherlands, and your common shares are attributable to such permanent establishment or permanent representative; or

(ii)	you derive benefits or are deemed to derive benefits from or in connection with common shares that are taxable as benefits from miscellaneous activities performed in The Netherlands.

Corporate entities

If you are a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in The Netherlands for purposes of Dutch corporation tax, you will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with common shares, except if

(i)

you derive profits from an enterprise directly which is carried on in whole or in part, through a permanent establishment or a permanent representative which is taxable in The Netherlands, and to which permanent establishment or permanent representative your common shares are attributable; or

(ii)

you derive profits pursuant to a co-entitlement to the net value of an enterprise which is managed in The Netherlands, other than as a holder of securities, and to which enterprise your common shares are attributable.

General

If you are neither resident nor deemed to be resident in The Netherlands, you will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in The Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of common shares or the performance by us of our obligations under such documents or under the common shares.

Dividend withholding tax

General

We are generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of common shares’ individual circumstances.

The concept “dividends distributed by us” as used in this Dutch Taxation paragraph includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of common shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•

the par value of common shares issued by us to a holder of common shares or an increase of the par value of common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the common shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

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

Gift and inheritance taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of common shares by way of gift by, or upon the death of, a holder of common shares who is neither resident nor deemed to be resident in The Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in The Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of common shares becomes a resident or a deemed resident in The Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of common shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Registration taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in The Netherlands in respect of or in connection with the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of The Netherlands) of the documents relating to the issue of common shares, the performance by us of our obligations under such documents, or the transfer of common shares, except that Dutch real property transfer tax may be due upon an acquisition in connection with common shares of real property situated in The Netherlands, (an interest in) an asset that qualifies as real property situated in The Netherlands, or (an interest in) a right over real property situated in The Netherlands, for the purposes of Dutch real property transfer tax.

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2015 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to common shares and proceeds from the sale, exchange, retirement or other disposition of our common shares may be subject to information reporting to the U.S. Internal Revenue Service (the “IRS”) and possible U.S. backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification, or if you are otherwise exempt from backup withholding. U.S. persons required to establish their exempt status generally must provide certification on IRS Form W-9. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

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

We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or

Fitch, or better, invested as term deposits and Government securities and, as such, we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. As of December 31, 2015, the marketable securities have a value of $335 million. They are classified as available-for-sale and are reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We also have a significant amount of receivables relating to tax credits, refunds and funding from the governments of certain countries in the Euro zone. As of December 31, 2015, we had $399 million of long-term government receivables almost entirely from France and Italy. In the event of a default of these countries, we could be required to recognize a significant loss.

We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2015. The information below should be read in conjunction with Note 23 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2016	2017	2018	2019	2020	Thereafter	Fair Value at December 31, 2015
Assets:
Cash and cash equivalents	$1,771							$1,771
Cash at bank and on hand	$672							$672
Deposits at call with banks	$1,099							$1,099
Restricted cash	$4							$4
Current marketable securities	$335				$201		$134	$335
Average yield to maturity	1.64%
Long-term debt:	$1,707	$191	$116	$114	$113	$713	$460	$1,612
Average interest rate(1)	2.05%

(1)	The average rate of the cash interests on our total debt at redemption value is 0.73%.

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2015:
U.S. dollar	1,533
Euro	79
Total in U.S. dollars	1,612

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2014:
U.S. dollar	$1,698
Euro	107
Total in U.S. dollars	$1,805

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2015 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2015

				Notional Amount	Average Rate	Fair Value
Buy	EUR	Sell	USD	86	1.0919	0
Buy	USD	Sell	EUR	0	1.0880	0
Buy	JPY	Sell	EUR	4	131.76	0
Buy	EUR	Sell	JPY	0	129.87	0
Buy	GBP	Sell	USD	22	1.4901	0
Buy	USD	Sell	GBP	2	1.5015	0
Buy	INR	Sell	USD	33	67.83	1
Buy	USD	Sell	JPY	15	121.84	0
Buy	JPY	Sell	USD	7	121.22	0
Buy	SGD	Sell	USD	48	1.4132	0
Buy	MYR	Sell	USD	9	4.3108	0
Buy	SEK	Sell	USD	3	8.6881	0
Buy	PLN	Sell	USD	0	3.8895	0
Buy	CZK	Sell	USD	2	25.0354	0
Buy	CHF	Sell	USD	40	0.9959	0
Buy	USD	Sell	CHF	3	0.9956	0
Buy	CNY	Sell	USD	29	6.4625	0
Buy	USD	Sell	CNY	3	6.4678	0
Buy	KRW	Sell	USD	10	1163.09	0
Buy	HKD	Sell	USD	1	7.7519	0
Buy	TWD	Sell	USD	7	32.5710	0
Buy	PHP	Sell	USD	7	47.1916	0
Buy	USD	Sell	PHP	1	47.4050	0
Buy	AUD	Sell	USD	0	0.7299	0
Buy	USD	Sell	BRL	6	3.9903	0
Buy	ZAR	Sell	USD	0	15.60	0
Buy	MAD	Sell	EUR	24	10.8206	0
Buy	TND	Sell	USD	1	2.0210	0
Buy	HUF	Sell	USD	0	285.71	0
Buy	USD	Sell	CAD	7	1.3768	0

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

We sell ordinary shares in the United States that are evidenced by American registered certificates (“New York Shares”). In connection therewith, a holder of our New York Shares may have to pay, either directly or indirectly, certain fees and charges, as described in Item 12D.3. In addition, we receive fees and other direct and indirect payments from our New York Agent that are related to our New York Shares, as described in Item 12D.4.

On November 6, 2015, we signed an agreement with JPMorgan Chase Bank (“J.P. Morgan” or “New York Agent”) which transferred our New York Share program from our predecessor agent, Bank of New York Mellon (“BNY Mellon”), to J.P. Morgan.

Fees and Charges that a holder of our New York Shares May Have to Pay

J.P. Morgan collects fees for the delivery and surrender of New York Shares directly from investors depositing or surrendering New York Shares for the purpose of withdrawal or from intermediaries acting for them.

Persons depositing or withdrawing our New York Shares must pay to J.P. Morgan:

•

Up to $5.00 per 100 New York Shares (or portion of 100 New York Shares) for the issuance of New York Shares, including issuances resulting from a distribution of shares or rights or other property, and cancellation of New York Shares for the purpose of withdrawal, including if the New York Share agreement terminates;

•	Taxes (including applicable interest and penalties) and other governmental charges;

•	Registration fees as may from time to time be in effect for the registration of New York Shares;

•	Cable, telex, facsimile and electronic transmission and delivery expenses;

•	Expenses and charges incurred by JP Morgan in the conversion of foreign currency or the sale of any securities or property; and

•	Any charges incurred by JP Morgan in connection with compliance with exchange control regulations and other regulatory requirements applicable to New York Shares.

Fees and Other Payments Made by the New York Agent to Us

In 2015 (from the effective date of November 6, 2015), J.P. Morgan paid approximately $150,685 to us as an upfront payment for our New York Share program.

Our predecessor agent, BNY Mellon, paid a total of $1 million to us or on our behalf in 2015 for our New York Share program; however, the $150,685 received from J.P. Morgan was paid back to BNY Mellon in 2015 as a refund for the early termination of our New York Share program. Specifically, the following types of fees were paid: our NYSE annual listing fees; investor relations fees paid to third party vendors; BNY Mellon custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our Annual General Meeting, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm, as stated in their report which appears in Item 18 of this Form 20-F.

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

We have adopted written standards of business conduct and ethics (“Ethics Policies”) designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate. Our Ethics Policies are applicable to all of our employees and senior managers. We have adapted and will amend our Ethics Policies as appropriate to reflect regulatory or other changes. Our Ethics Policies provide that if any employee or senior manager to whom they apply acts in contravention of the principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Ethics Policies are available on our website in the Corporate Governance section, at http://investors.st.com.

Item 16C.	Principal Accountant Fees and Services

Our independent external auditors are elected at the Annual General Meeting of Shareholders. PricewaterhouseCoopers SA served as our independent registered public accounting firm for the 1996-2015 fiscal years. At our Annual General Meeting of Shareholders held in May 2015, Ernst & Young was appointed as our independent external auditor for the 2016-2019 fiscal years.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers SA to us in 2014 and 2015.

	2015	Percentage of Total Fees	2014	Percentage of Total Fees
Audit Fees
Statutory Audit, Certification, Audit of Individual and Consolidated Financial Statements	$4,194,944	97.2%	$4,419,147	97.8%
Audit-Related Fees	$9,812	0.2%	$20,087	0.5%
Non-audit Fees
Tax Fees	$8,163	0.2%	$32,505	0.7%
All Other Fees	$101,325	2.4%	46,011	1%
Total	$4,314,244	100%	$4,517,750	100%

Audit Fees consist of fees billed for the annual audit of our Company’s Consolidated Financial Statements, the statutory audit of the financial statements of the Company’s subsidiaries and consultations on complex accounting issues relating to the annual audit. Audit Fees also include services that only our independent external auditor can reasonably provide, such as comfort letters and carve-out audits in connection with strategic transactions, certain regulatory-required attest and certifications letters, consents and the review of documents filed with U.S., French and Italian stock exchanges.

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

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for selecting the independent registered public accounting firm to be employed by us to audit our financial statements, subject to ratification by the Supervisory Board and approval by our shareholders for appointment. Our Audit Committee also assumes responsibility (in accordance with Dutch law) for the retention, compensation, oversight and termination of any independent external auditor employed by us. We adopted a policy (the “Policy”), which was approved in advance by our Audit Committee, for the pre-approval of audit and permissible non-audit services provided by our independent external auditors. The Policy defines those audit-related services eligible to be approved by our Audit Committee.

All engagements with our independent external auditors, regardless of amount, must be authorized in advance by our Audit Committee, pursuant to the Policy and its pre-approval authorization or otherwise.

The independent external auditors submit a proposal for audit-related services to our Audit Committee on a quarterly basis in order to obtain prior authorization for the amount and scope of the services. The independent external auditors must state in the proposal that none of the proposed services affect their independence. The proposal must be endorsed by the office of our CFO with an explanation of why the service is needed and the reason for sourcing it to the audit firm and validation of the amount of fees requested.

We do not intend to retain our independent external auditors for permissible non-audit services other than by exception and within a limited amount of fees, and the Policy provides that such services must be explicitly authorized by our Audit Committee.

The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2015, all services provided to us by PricewaterhouseCoopers were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2015-01-01 to 2015-01-31	—	—	36,857,722	—
2015-02-01 to 2015-02-28	—	—	36,828,719	—
2015-03-01 to 2015-03-31	—	—	36,828,719	—
2015-04-01 to 2015-04-30	—	—	36,748,081	—
2015-05-01 to 2015-05-31	—	—	35,382,768	—
2015-06-01 to 2015-06-30	—	—	32,484,632	—
2015-07-01 to 2015-07-31	—	—	32,449,660	—
2015-08-01 to 2015-08-31	—	—	32,449,660	—
2015-09-01 to 2015-09-30	—	—	32,443,443	—
2015-10-01 to 2015-10-31	—	—	32,436,836	—
2015-11-01 to 2015-11-30	—	—	32,430,581	—
2015-12-01 to 2015-12-31	—	—	32,430,581	—

As of December 31, 2015, we held 32,430,581 of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2016, 2016 we hold 32,398,855 of such shares.

Item 16F.	Change in Registrant’s Certifying Accountant

PricewaterhouseCoopers Accountants N.V. (“PwC”) served as our independent registered public accounting firm from 1996-2015. PwC’s mandate lapsed in 2015 and was not renewed in view of Dutch audit firm rotation requirements. Our Audit Committee recommended the organization of a competitive process to select our independent registered public accounting firm for 2016 onwards.

At our Annual General Meeting of Shareholders held May 27, 2015, Ernst & Young, following the competitive selection process led by the Audit Committee and upon the recommendation of the Supervisory Board, was appointed by our shareholders as our independent registered public accounting firm for the 2016, 2017, 2018 and 2019 fiscal years.

PwC’s reports on our consolidated financial statements for the fiscal years ended December 31, 2015 and 2014 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principle. During our fiscal years ended December 31, 2015 and 2014, and the subsequent interim period through March 16, 2016, there have been no: (1) disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in their reports on the consolidated financial statements of such years, or (2) reportable events as defined by the instructions to Item 16F of the Form 20-F.

We have provided PwC with a copy of this disclosure and requested that PwC furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. PwC’s letter is attached as Exhibit 15.2 to this Form 20-F.

Item 16G.	Corporate Governance

As we have common shares listed on the NYSE, pursuant to SEC and NYSE rules, in this Item 16G we provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

As a Dutch company, we are subject to the Dutch Corporate Governance Code, as revised in 2008. We have summarized our policies and practices in the field of corporate governance in our Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests.

We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which we last updated in May 2015 and which also includes the charters of our Supervisory Board Committees) and our Code of Conduct, the current version of our Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.

Below is a description of the significant ways our corporate governance practices as a Dutch company differ from those followed by U.S. companies listed on the NYSE:

•

Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our general meeting of shareholders appoints our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to, among others, the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.

•

Pursuant to our Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company and members of the Supervisory Board, as well as the Managing Board. See “Item 7. Major Shareholders and Related Party Transactions.”

•

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

Our consistent commitment to good corporate governance principles is evidenced by:

•

Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•

Our early adoption of policies on important issues such as business ethics and conflicts of interest and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•

Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with American, French and Italian securities laws, as applicable, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business;

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues;

•	Our implementation of a non-compliance reporting channel (managed by an independent third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•

Our Corporate Ethics Committee and Local Ethics Committees, whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;

•	Our Chief Compliance Officer, who reports to our General Counsel, also acts as Executive Secretary to our Supervisory Board; and

•

Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for ERM is also responsible for our whistle-blowing hotline and related investigations.

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

1.1

Amended and Restated Articles of Association of STMicroelectronics N.V., dated December 2, 2013, as adopted by the Extraordinary General Meeting of Shareholders on December 2, 2013 (incorporated by reference to the Form 20-F of STMicroelectronics N.V. filed on March 5, 2014).

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

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Letter Regarding Change in Certifying Accountant.

101	Interactive Data File.

CERTAIN TERMS

ASD	application-specific discrete technology
ASIC	application-specific integrated circuit
ASSP	application-specific standard product
BCD	bipolar, CMOS and DMOS process technology
Bi-CMOS	bipolar and CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductor
DMOS	diffused metal-on silicon oxide semiconductor
DRAMs	dynamic random access memory
EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EEPROM	electrically erasable programmable read-only memory
EWS	electrical wafer sorting
GPS	global positioning system
IC	integrated circuit
IGBT	insulated gate bipolar transistors
IP	intellectual property
IPAD	integrated passive and active devices
ISO	International Organization for Standardization
MASK WORK	the two- or three-dimensional layout of an integrated circuit.
MEMS	micro-electro-mechanical system
MOS	metal-on silicon oxide semiconductor process technology
MOSFET	metal-on silicon oxide semiconductor field effect transistor
NFC	near field communication
ODM	original design manufacturer
OEM	original equipment manufacturer
PDIP	plastic dual in-line package
QFP	quad-flat no-leads package
QFN	quad-flat package
RAM	random access memory
RF	radio frequency
SAM	serviceable available market
SiP	system-in-package
SoC	system-on-chip
SOI	silicon on insulator
SOIC	small-outline integrated circuit
TAM	total available market
VIPpower™	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 16, 2016	By:	/s/ Carlo Bozotti
Carlo Bozotti
President and Chief Executive Officer and Sole Member of our Managing Board

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of STMicroelectronics N.V.:

In our opinion, the consolidated financial statements of STMicroelectronics N.V. listed in the index appearing under Item 18 of this 2015 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule of STMicroelectronics N.V. listed in the index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”, appearing under Item 15 of this 2015 Annual Report to Shareholders on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Geneva, Switzerland

March 16, 2016

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
In million of U.S. dollars except per share amounts	December 31, 2015	December 31, 2014	December 31, 2013
Net sales	6,866	7,335	8,050
Other revenues	31	69	32

Net revenues	6,897	7,404	8,082
Cost of sales	(4,565)	(4,906)	(5,468)

Gross profit	2,332	2,498	2,614
Selling, general and administrative	(897)	(927)	(1,066)
Research and development	(1,425)	(1,520)	(1,816)
Other income and expenses, net	164	207	95
Impairment, restructuring charges and other related closure costs	(65)	(90)	(292)

Operating income (loss)	109	168	(465)
Interest expense, net	(22)	(18)	(5)
Income (loss) on equity-method investments	2	(43)	(122)
Loss on financial instruments, net	—	(1)	—

Income (loss) before income taxes and noncontrolling interest	89	106	(592)
Income tax benefit (expense)	21	23	(37)

Net income (loss)	110	129	(629)
Net (income) loss attributable to noncontrolling interest	(6)	(1)	129

Net income (loss) attributable to parent company	104	128	(500)

Earnings per share (Basic) attributable to parent company stockholders	0.12	0.14	(0.56)

Earnings per share (Diluted) attributable to parent company stockholders	0.12	0.14	(0.56)

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2015	December 31, 2014	December 31, 2013
Net income (loss)	110	129	(629)
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(202)	(271)	103
Less : reclassification adjustment for gains on disposal of equity investment	(10)	—	—

Foreign currency translation adjustments	(212)	(271)	103
Unrealized gains arising during the period	—	1	1

Unrealized gains (losses) on securities	—	1	1
Unrealized (losses) gains arising during the period	(117)	(111)	36
Less : reclassification adjustment for (income) losses included in net income (loss)	170	2	(29)

Unrealized gains (losses) on derivatives	53	(109)	7
Prior service cost arising during the period	2	—	(5)
Net gains (losses) arising during the period	3	(50)	74
Less : amortization of prior service cost included in net periodic pension cost	1	1	5

Defined benefit pension plans	6	(49)	74
Other comprehensive (loss) income, net of tax	(153)	(428)	185

Comprehensive loss	(43)	(299)	(444)
Less : comprehensive income (loss) attributable to noncontrolling interest	6	2	(134)

Comprehensive loss attributable to the company’s stockholders	(49)	(301)	(310)

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
In million of U.S. dollars	December 31, 2015	December 31, 2014
Assets
Current assets :
Cash and cash equivalents	1,771	2,017
Restricted cash	4	—
Marketable securities	335	334
Trade accounts receivable, net	820	911
Inventories	1,251	1,269
Deferred tax assets	91	97
Assets held for sale	1	33
Other current assets	407	390

Total current assets	4,680	5,051

Goodwill	76	82
Other intangible assets, net	166	193
Property, plant and equipment, net	2,321	2,647
Non-current deferred tax assets	436	386
Long-term investments	57	69
Other non-current assets	459	576

	3,515	3,953

Total assets	8,195	9,004

Liabilities and equity
Current liabilities:
Short-term debt	191	202
Trade accounts payable	525	597
Other payables and accrued liabilities	703	841
Dividends payable to stockholders	97	87
Deferred tax liabilities	2	—
Accrued income tax	42	39

Total current liabilities	1,560	1,766

Long-term debt	1,421	1,599
Post-employment benefit obligations	351	392
Long-term deferred tax liabilities	12	10
Other long-term liabilities	158	182

	1,942	2,183

Total liabilities	3,502	3,949

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,967,920 shares issued, 878,537,339 shares outstanding)	1,157	1,157
Capital surplus	2,779	2,741
Retained earnings	525	817
Accumulated other comprehensive income	460	613
Treasury stock	(289)	(334)

Total parent company stockholders’ equity	4,632	4,994
Noncontrolling interest	61	61

Total equity	4,693	5,055

Total liabilities and equity	8,195	9,004

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2012	1,156	2,555	(239)	1,959	794	139	6,364

Stock-based compensation expense		26	27	(27)			26
Joint ventures deconsolidation					58	73	131
Comprehensive income (loss):
Net loss				(500)		(129)	(629)
Other comprehensive income (loss), net of tax					190	(5)	185

Comprehensive income (loss)							(444)
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.40 per share				(356)			(356)

Balance as of December 31, 2013	1,156	2,581	(212)	1,076	1,042	74	5,717

Capital increase	1						1
Repurchase of common stock			(156)				(156)
Issuance of senior unsecured convertible bonds		121					121
Stock-based compensation expense		39	34	(34)			39
Joint ventures and other subsidiaries deconsolidation						(12)	(12)
Comprehensive income (loss):
Net income				128		1	129
Other comprehensive income (loss), net of tax					(429)	1	(428)

Comprehensive income (loss)							(299)
Dividends to noncontrolling interest						(3)	(3)
Dividends, $0.40 per share				(353)			(353)

Balance as of December 31, 2014	1,157	2,741	(334)	817	613	61	5,055

Stock-based compensation expense		38	45	(45)			38
Comprehensive income (loss):
Net income				104		6	110
Other comprehensive income (loss), net of tax					(153)		(153)

Comprehensive income (loss)							(43)
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.40 per share				(351)			(351)

Balance as of December 31, 2015	1,157	2,779	(289)	525	460	61	4,693

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2015	December 31, 2014	December 31, 2013
Cash flows from operating activities:
Net income (loss)	110	129	(629)
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	736	811	910
Interest and amortization of issuance costs on convertible bonds	21	10	—
Loss on financial instruments, net	—	1	—
Gain on sale of businesses	—	(22)	(80)
Non-cash stock-based compensation	38	36	26
Other non-cash items	(108)	(78)	(113)
Deferred income tax	(93)	(143)	(48)
(Income) loss on equity-method investments	(2)	43	122
Impairment, restructuring charges and other related closure costs, net of cash payments	20	4	145
Changes in assets and liabilities:
Trade receivables, net	81	119	(57)
Inventories	(39)	—	(22)
Trade payables	(46)	(70)	(139)
Other assets and liabilities, net	124	(125)	251

Net cash from operating activities	842	715	366

Cash flows from investing activities:
Payment for purchase of tangible assets	(529)	(505)	(543)
Proceeds from sale of tangible assets	62	9	12
Payment for purchase of marketable securities	—	(333)	—
Proceeds from sale of marketable securities	—	58	184
Release of restricted cash	—	—	3
Net cash variation for joint ventures deconsolidation	(1)	9	(21)
Partial asset distribution from joint ventures in liquidation	—	15	—
Payment for funding of joint ventures liquidation	—	—	(15)
Payment for purchase of intangible assets	(36)	(58)	(78)
Payment for purchase of financial assets	—	(9)	(14)
Payment for disposal of equity investment	(13)	—	—
Proceeds from sale of financial assets	1	1	1
Proceeds received in sale of businesses	—	29	92

Net cash used in investing activities	(516)	(784)	(379)

Cash flows from financing activities:
Proceeds from long-term debt	—	3	477
Proceeds from short-term borrowings	—	—	145
Net proceeds from issuance of senior unsecured convertible bonds	—	994	—
Repayment of issued debt	—	—	(455)
Repayment of long-term debt	(200)	(223)	(166)
Repayment of short-term borrowings	—	—	(35)
Capital increase	—	1	—
Repurchase of common stock	—	(156)	—
Dividends paid to stockholders	(350)	(354)	(346)
Dividends paid to noncontrolling interests	(6)	(3)	(4)
Other financing activities	—	—	(4)

Net cash from (used in) financing activities	(556)	262	(388)

Effect of changes in exchange rates	(16)	(12)	(13)

Net cash increase (decrease)	(246)	181	(414)

Cash and cash equivalents at beginning of the period	2,017	1,836	2,250

Cash and cash equivalents at end of the period	1,771	2,017	1,836

Supplemental cash information:
Interest paid	15	11	10
Income tax paid	41	30	23

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

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

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits, and

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

2.3 – Foreign currency

The U.S. dollar is the reporting currency of the Company. The U.S. dollar is the currency of the primary economic environment in which the Company operates since the worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, certain significant costs are largely incurred in the countries of the Euro zone and other non U.S. dollar currency areas.

The functional currency of each subsidiary of the Company is either the local currency or the U.S. dollar, depending on the basis of the economic environment in which each subsidiary operates. Foreign currency transactions, including operations in local currency when the U.S. dollar is the functional currency, are measured into the functional currency using the period exchange rate. Foreign exchange gains and losses resulting from the re-measurement at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income on the line “Other income and expenses, net”.

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

2.13 – Provisions

In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss from a loss contingency is accrued when information available indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and when the amount of the loss can be reasonably estimated.

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

Debt issuance costs are reported as a deduction of debt. They are subsequently amortized through earnings on the line “Interest income (expense), net of the consolidated statements of income, using the effective interest rate method.

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

(c) Termination benefits

Termination benefits are payable when an employee is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for termination benefits. For the accounting treatment and timing recognition of involuntary termination benefits, the Company distinguishes between one-time termination benefit arrangements and ongoing termination benefit arrangements. A one-time termination benefit arrangement is established by a termination plan and applies to a specified termination event. One-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which the communication criterion is not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for when commitment creates a present obligation to others for the benefits expected to be paid, when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.

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

(f) Share-based compensation

The Company grants unvested stock awards to senior executives and selected employees for services. The awards granted to employees vest over an average three-year service period. For certain employees, awards contingently vest upon achieving three performance conditions. The Company measures the cost of the awards based on the grant-date fair value of the shares. That cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. Compensation is recognized only for the awards that ultimately vest. The compensation cost is recorded through earnings against equity, under “Capital surplus” in the consolidated statements of equity. The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing to fulfill the service condition, and forfeitures following the non-completion of one or more performance conditions.

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

2.19 – Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2015, 2014 and 2013 were $9 million, $8 million and $11 million, respectively.

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

2.22 – Financial assets

The Company did not hold at December 31, 2015 and 2014 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets in the following categories: trading and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets classified as available-for-sale is impaired. When equity securities classified as available-for-sale are determined to be other-than-temporarily impaired, the accumulated fair value adjustments previously recognized in comprehensive income are reported as a non-operating element on the consolidated statements of income. For debt securities, if a credit loss exists, but the Company does not intend to sell the impaired security and is not more likely than not to be required to sell before recovery, the impairment is separated into the estimated amount relating to credit loss, and the amount relating to all other factors of declines in fair value. Only the estimated credit loss amount is recognized currently in earnings, with the remainder of the loss amount recognized in accumulated other comprehensive income (loss). Impairment losses recognized in the consolidated statements of income are not reversed through earnings.

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

Cash Flow Hedge

As part of its ongoing operating, investing and financing activities, the Company may from time to time enter into certain derivative transactions that may be designated and may qualify as hedging instruments. To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Company also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions.

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

For derivative instruments designated as cash flow hedge, the change in fair value for the effective portion of the hedge is reported as a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line as the hedged transaction. For these derivatives, ineffectiveness appears if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. Effectiveness on transactions hedged through purchased options is measured on the full fair value of the option, including time value.

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

2.24 – Reclassifications

Certain prior years’ amounts have been reclassified to conform with the current year’s presentation. The changes did not have an impact on our consolidated financial position, results of operations or cash flows in any of the periods presented.

2.25 – Recent accounting pronouncements

(a)	Accounting pronouncements adopted in 2015

In April 2014, the FASB issued new guidance which redefines discontinued operations by changing the criteria for determining which disposals can be presented as discontinued operations. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results”. A strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The guidance also enhances disclosure requirements and adds new disclosures for individually material dispositions that do not qualify as discontinued operations. The Company adopted the new guidance in 2015 with no impact on its financial position and results of operations.

In April 2015, the FASB simplified the presentation of debt issuance costs by requiring debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the issued debt liability, consistent with the presentation of a debt discount, and not as a deferred charge. The simplified guidance is effective for public companies and periods beginning after December 31, 2015, on a retrospective basis. Early adoption is permitted. The Company early adopted the guidance in 2015. The new guidance is applicable on the presentation of debt issuance costs associated with outstanding convertible bonds issued on July 3, 2014. It eliminates unnecessary complexity in the balance sheet due to the presentation of debt issuance costs as deferred charges, while debt issuance costs are similar to debt discounts since they reduce the proceeds of borrowings. The new guidance has been applied on a retrospective basis. The balance sheet as at December 31, 2014 has consequently been adjusted to reflect the period-specific effects of applying the new guidance. Debt issuance costs, totaling $4 million, have been reclassified as at December 31, 2014 on the consolidated balance sheet from the line “Other non-current assets” to the line “Long-term debt”, as a reduction of the carrying value of convertible bonds issued on July 3, 2014. The recognition and measurement of these debt issuance costs have not been affected by the early adopted guidance.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In May 2014, the FASB issued the converged guidance on revenue from contracts with customers. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations and; (v) revenue recognition for each performance obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2018, following the FASB’s decision taken in August 2015 to delay the effective date of the new revenue standard by one year. Adoption of the standard as of the original effective date is permitted. The areas in which the new revenue recognition may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on relative standalone selling prices. The Company will adopt the new guidance when effective and is currently assessing its impact on existing contracts, transactions and business practices.

In June 2014, the FASB clarified the guidance relating to stock-based compensation by requiring that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amended guidance will be effective for annual and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company will adopt the amended guidance when effective. The new guidance has no impact on the Company’s current stock-award plans.

In November 2014, the FASB amended the accounting guidance relating to the host contract in a hybrid instrument issued in the form of a share, to clarify that an entity should consider all relevant terms and features in evaluating the economic characteristics and risks of the host contract, including the embedded derivative feature being evaluated for bifurcation. The amended guidance will be effective for fiscal years and interim periods beginning after December 15, 2015. Earlier adoption is permitted. The Company will adopt the amended guidance when effective and does not expect any material impact on its financial position and results of operations.

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

In February 2015, the FASB issued new consolidation guidance to improve targeted areas of the consolidation model. It is intended to answer concerns about certain situations in which consolidation is required under current guidance. Specifically, the guidance introduces several amendments that: (i) modify the evaluation of limited partnerships as VIEs; (ii) eliminate the presumption that a general partner should consolidate a limited partnership; (iii) affect the consolidation of reporting entities involved with VIEs, particularly those that have fee arrangements and related party relationships; and (iv) provide a scope exception for certain investment funds. The new consolidation guidance is effective for public companies and periods beginning after December 31, 2015, with early adoption permitted. The Company will adopt the new guidance when effective and does not expect any material impact on its consolidation perimeter.

In April 2015, the FASB issued new guidance relating to customer’s accounting for fees paid in a cloud computing arrangement. The guidance clarifies accounting by customers for cloud computing arrangements including a software license. If the cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If not, the customer should account for the arrangement as a service contract. The guidance is effective for public entities and periods beginning after December 31, 2015, with early application permitted. The Company will adopt the new guidance when effective and is currently assessing its impact on existing contracts, transactions and business practices.

In July 2015, the FASB simplified the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value, instead of at the lower of cost and market in current guidance. Net realizable value, which is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation, is one of the three measures to be calculated in current guidance to be compared to cost. The new guidance changes neither the calculation of net realizable value nor the way inventory cost is measured. The guidance simplification consists in comparing inventory cost to only one measure: the net realizable value. The guidance is effective for public entities and periods beginning after December 15, 2016, with early application permitted. The new guidance is applied on a prospective basis. The Company will adopt the new guidance when effective and does not expect the new guidance will result in any material changes in practice.

In September 2015, the FASB simplified accounting for measuring period adjustments for business combinations. The US GAAP guidance requires that an acquirer in a business combination report provisional amounts when measurements are incomplete as of the end of the reporting period covering the business combination. The simplified guidance eliminates the requirement to restate prior period financial statements for measurement period adjustments. The cumulative impact of a measurement period adjustment is recognized in the reporting period in which the adjustment is identified. The simplified guidance is effective for public companies and periods beginning after December 15, 2015, with early application permitted. It should be applied prospectively to measurement period adjustments that occur after the adoption date. The Company will adopt the new guidance when effective and does not expect the new guidance will result in any material changes on its consolidated financial statements.

In November 2015, the FASB modified the balance sheet classification of deferred taxes, as part of its initiatives to reduce complexity in accounting standards. The new guidance requires that deferred tax assets and liabilities be classified as non-current elements in a classified balance sheet. Current guidance requires an entity to separate deferred income tax assets and liabilities into current and non-current amounts. The new guidance does not change current practice for offsetting and presenting as a single amount deferred tax assets and liabilities of a tax-paying component of an entity. The simplified presentation guidance is effective for public companies for financial statements issued for annual and interim periods beginning after December 15, 2016, with early application permitted as of the beginning of an interim or annual reporting period, either prospectively or retrospectively. The Company will adopt the new guidance when effective and will change the presentation of deferred tax assets and liabilities accordingly.

In January 2016, the FASB issued new guidance on the recognition and measurement of financial instruments. Changes to current practice primarily affect the accounting for investments in equity securities, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance relating to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. All equity investments in unconsolidated entities other than those accounted for using the equity method of accounting will generally be measured at fair value through earnings (the available-for-sale classification disappears for these financial assets). For equity investments without readily determinable fair values, the cost method is also eliminated. However entities that do not follow specific accounting models such as investment companies and broker-dealers will be able to elect to record equity investments without readily determinable fair value at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. These changes in the bases of the equity investments will be recorded in earnings. Additionally, when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. The new guidance is effective for public companies for fiscal years beginning December 15, 2017, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on existing financial instruments.

In February 2016, the FASB issued new guidance on lease accounting. As a lessee, an entity will need to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. Additionally, when applying the new guidance, lessees will have to identify leases embedded in a contract. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at December 31, 2015 and December 31, 2014 are detailed in the tables below:

	December 31, 2014	Purchase	Sale	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2015
U.S. Treasury Bonds	334	—	—	1	—	335

Total	334	—	—	1	—	335

*	Other Comprehensive Income

	December 31, 2013	Purchase	Sale	Change in fair value included in OCI*	Foreign exchange result through OCI*	December 31, 2014
U.S. Treasury Bonds	—	333	—	1	—	334
Corporate Bonds	57	—	(58)	—	1	—

Total	57	333	(58)	1	1	334

*	Other Comprehensive Income

As at December 31, 2015, the Company held $335 million in U.S. Treasury bonds. The bonds had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 4.3 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2015, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at December 31, 2015 and 2014, respectively. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $332 million as at December 31, 2015.

The Company held corporate bonds amounting to $57 million, which matured in 2014. No credit loss was identified on these instruments.

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2015	December 31, 2014
Trade accounts receivable	827	919
Allowance for doubtful accounts	(7)	(8)

Total	820	911

Bad debt expense in 2015 was $2 million, while in 2014 it was less than $1 million and in 2013 it was $2 million. No customers represented over 10% of consolidated net revenues in 2015, 2014 and 2013.

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at December 31, 2015 and 2014, trade accounts receivable were sold without recourse for $48 million and $49 million respectively. Such factoring transactions totaled respectively $195 million and $204 million for the years 2015 and 2014, with a financial cost totaling less than $1 million for the years 2015, 2014 and $2 million for the year 2013, reported on the line “Interest expense, net” on the consolidated statement of income.

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

Inventories, net of reserve, consisted of the following:

	December 31, 2015	December 31, 2014
Raw materials	74	73
Work-in-process	804	795
Finished products	373	401

Total	1,251	1,269

6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2015	December 31, 2014
Receivables from government agencies	233	220
Taxes and other government receivables	36	45
Advances	26	36
Prepayments	56	42
Loans and deposits	9	9
Interest receivable	1	1
Derivative instruments	5	1
Other current assets	41	36

Total	407	390

Derivative instruments are further described in Note 23.

7.	GOODWILL

Goodwill allocated to reportable segments as of December 31, 2015 and 2014 and changes in the carrying amount of goodwill during the years ended December 31, 2015 and 2014 are as follows:

	Sense & Power and Automotive (SP&A)	Embedded Processing Solutions (EPS)	Others	Total
December 31, 2013	2	88	—	90
Foreign currency translation	—	(8)	—	(8)

December 31, 2014	2	80	—	82
Foreign currency translation	—	(6)	—	(6)

December 31, 2015	2	74	—	76

Goodwill as at December 31, 2015 and 2014 is net of accumulated impairment losses of $102 million, of which $96 million relates to the EPS segment and $6 million to Others. In 2015, no impairment loss was recorded by the Company on any of its reporting units’ goodwill.

During the third quarter of 2015, the Company performed its annual impairment campaign. The Company did not elect to perform a qualitative assessment. The impairment test was conducted following a two-step process. In the first step, the Company compared the fair value of the reporting unit tested to its carrying value. Based upon the first step of the goodwill impairment test, no impairment was recorded since the fair value of the reporting unit exceeded its carrying value.

8.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2015	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	593	(511)	82
Contractual customer relationships	4	(4)	—
Purchased and internally developed software	387	(321)	66
Construction in progress	18	—	18
Other intangible assets	65	(65)	—

Total	1,067	(901)	166

December 31, 2014	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	619	(519)	100
Contractual customer relationships	4	(4)	—
Purchased and internally developed software	373	(302)	71
Construction in progress	22	—	22
Other intangible assets	66	(66)	—

Total	1,084	(891)	193

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The amortization expense in 2015, 2014 and 2013 was $60 million, $61 million and $72 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2016	61
2017	44
2018	28
2019	17
2020	8
Thereafter	8

Total	166

During the third quarter of 2015, the Company tested for impairment dedicated long-lived assets of DPG reporting unit related to products for which current and future economic performance is weaker than expected. The result was that these intangible assets, composed of acquired technologies, and amounting to $6 million, were fully impaired due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value. Additionally, the Company impaired $7 million and $3 million of acquired technologies in the third quarter and the fourth quarter of 2015 respectively, for which it was determined that they had no alternative future use.

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2015	Gross Cost	Accumulated Depreciation	Net Cost
Land	75	—	75
Buildings	806	(399)	407
Facilities & leasehold improvements	2,746	(2,482)	264
Machinery and equipment	12,885	(11,408)	1,477
Computer and R&D equipment	377	(339)	38
Other tangible assets	104	(99)	5
Construction in progress	55	—	55

Total	17,048	(14,727)	2,321

December 31, 2014	Gross Cost	Accumulated Depreciation	Net Cost
Land	80	—	80
Buildings	886	(411)	475
Facilities & leasehold improvements	2,946	(2,629)	317
Machinery and equipment	13,491	(11,822)	1,669
Computer and R&D equipment	410	(371)	39
Other tangible assets	118	(109)	9
Construction in progress	58	—	58

Total	17,989	(15,342)	2,647

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million for the year ended December 31, 2015 and $1 million for the year ended December 31, 2014.

The depreciation charge in 2015, 2014 and 2013 was $676 million, $750 million and $838 million, respectively.

Capital investment funding has totaled $7 million for the year ended December 31, 2015, less than $1 million for the year ended December 31, 2014 and $3 million for the year ended December 31, 2013. Public funding reduced depreciation charges by $4 million, $4 million and $6 million in 2015, 2014 and 2013, respectively.

For the years ended December 31, 2015, 2014 and 2013 the Company sold property, plant and equipment for cash proceeds of $62 million, $9 million and $12 million, respectively. In 2015, the Company has disposed of non-strategic assets, Shanghai and Longgang buildings, for cash proceeds of $26 million and $29 million, respectively.

10.	LONG-TERM INVESTMENTS

	December 31, 2015	December 31, 2014
Equity-method investments	44	56
Cost-method investments	13	13

Total	57	69

Equity-method investments

Equity-method investments as at December 31, 2015 and December 31, 2014 were as follows:

	December 31, 2015		December 31, 2014
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	44	50.0%	43	50.0%
Incard do Brazil Ltda	—	50.0%	3	50.0%
3Sun S.r.l.	—	—	—	—
Other Investment	—	—	10	—

Total	44		56

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of December 31, 2015.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For the years 2015 and 2014, the line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income included a profit of $1 million and $9 million respectively in relation with ST-Ericsson SA, while it included a charge of $7 million for the year 2013.

Incard do Brazil Ltda (“IdB”)

IdB is a joint venture equally owned by Valid and the Company that was active in the smart cards business in South America. The Company evaluated that IdB was a VIE. The Company determined that it was the VIE primary beneficiary and therefore consolidated IdB.

Following the discontinuance of IdB’s activities, the Company determined that it was no longer the VIE primary beneficiary and as such IdB was deconsolidated from the Company’s financial statements in the third quarter of 2014. The deconsolidation of IdB did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $4 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment was nil as of December 31, 2015.

For the years 2015 and 2014, the line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income included a charge of $3 million and $1 million respectively in relation with IdB.

3Sun S.r.l. (“3Sun”)

3Sun was a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owned a third of the common shares of the entity. The Company has determined that 3Sun was not a VIE. However the Company exercised a significant influence over 3Sun and consequently accounted for its investment in 3Sun under the equity-method.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. The agreement’s closing was reached on March 6, 2015 and resulted in ST paying €11.5 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the 3Sun joint venture and Enel Green Power. In addition, ST forgave its €13 million outstanding shareholder loan to the 3Sun joint venture.

For the year 2015, the line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income included a profit of $4 million related to 3Sun, while it included a charge of $51 million and $104 million respectively for the years 2014 and 2013.

Company’s equity-method investments summarized financial information

The summarized financial information of the Company’s equity-method investments as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is presented below:

	December 31, 2015	December 31, 2014
Current assets	127	166
Non-current assets	—	237
Current liabilities	28	117
Non-current liabilities	12	193

	2015	2014	2013
Total revenues	—	136	282
Operating income (loss)	(5)	(46)	(271)
Net income (loss)	(3)	(50)	(282)

Cost-method investments

Cost-method investments as at December 31, 2015 and 2014 are equity securities with no readily determinable fair value. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in 2015 and currently has no requirement or intent to provide further financial support to the joint venture.

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2015	December 31, 2014
Available-for-sale equity securities	11	11
Trading equity securities	8	8
Long-term State receivables	403	513
Long-term receivables from third parties	1	5
Prepaid for pension	8	9
Deposits and other non-current assets	28	30

Total	459	576

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

12.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2015	December 31, 2014
Employee related liabilities	283	273
Employee compensated absences	104	114
Taxes other than income taxes	54	68
Advances	44	33
Payables to equity-method investments	49	50
Obligations for capacity rights	—	2
Derivative instruments	25	73
Provision for restructuring	26	32
Current portion of pension	8	9
Royalties	19	26
Others	91	161

Total	703	841

Derivative instruments are further described in Note 23.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2015 and December 31, 2014, presented cumulatively in line “Others”.

13.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2015	December 31, 2014
Funding program loans from European Investment Bank:
0.30% due 2015, floating interest rate at Libor + 0.026%	—	9
0.38% due 2016, floating interest rate at Libor + 0.052%	19	39
1.08% due 2016, floating interest rate at Libor + 0.477%	26	52
0.71% due 2016, floating interest rate at Libor + 0.373%	29	57
1.52% due 2020, floating interest rate at Libor + 1.199%	63	75
1.51% due 2020, floating interest rate at Libor + 1.056%	138	165
0.86% due 2020, floating interest rate at Euribor + 0.917%	68	91
1.06% due 2021, floating interest rate at Libor + 0.525%	180	210
1.22% due 2021, floating interest rate at Libor + 0.572%	173	202

Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	550	537
1.0% due 2021 (Tranche B)	354	347

Other funding program loans:
0.41% (weighted average), due 2015-2023, fixed interest rate	4	6

Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	4	6
0.75% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	2	3

Capital leases:
6.04% (weighted average), due 2015-2017, fixed interest rate	1	1

Total long-term debt	1,612	1,801
Less current portion	(191)	(202)

Total long-term debt, less current portion	1,421	1,599

Long-term debt is denominated in the following currencies:

	December 31, 2015	December 31, 2014
U.S. dollar	1,533	1,694
Euro	79	107

Total	1,612	1,801

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

Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totalled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. Transaction costs of $6 million were allocated proportionately to the liability and the equity components. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. In 2015, the Company early adopted the simplified guidance on the presentation of debt issuance costs, which consists in reporting these costs as a deduction of the carrying value of the issued debt and not as deferred charges. The new guidance was applied retrospectively, which reduced by $4 million the amount of the liability component as at December 31, 2014. The adjusted carrying value of the liability component of the issued bonds, net of debt discount and issuance costs, totaled $884 million as at December 31, 2014 instead of the $888 million previously reported. Unamortized debt discount and issuance costs totalled $95 million as at December 31, 2015 and $116 million as at December 31, 2014.

Aggregate future maturities of total long-term debt (including current portion) at redemption value are as follows:

December 31, 2015
2016	191
2017	116
2018	114
2019	713
2020	113
Thereafter	460

Total	1,707

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized debt discount and issuance costs on the dual tranche senior unsecured convertible bonds.

Credit facilities

The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $563 million as of December 31, 2015.

The Company also has four fully drawn committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on December 6, 2006 for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $19 million remained outstanding as at December 31, 2015. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $55 million remained outstanding as of December 31, 2015. The third one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $269 million remained outstanding as of December 31, 2015. The fourth, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $353 million was outstanding as of December 31, 2015.

14.	POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of December 31, 2015, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Change in benefit obligation:

Benefit obligation at beginning of year	863	807	65	65
Service cost	28	27	5	7
Interest cost	25	28	2	2
Employee contributions	5	6	—	—
Benefits paid	(27)	(20)	(11)	(4)
Effect of curtailment	(3)	—	(1)	—
Effect of settlement	(10)	(14)	—	—
Actuarial (gain) loss	(21)	93	—	2
Transfer in	1	2	—	1
Transfer out	(1)	(2)	—	(1)
Plan amendment	(2)	—	—	1
Foreign currency translation adjustment	(42)	(64)	(6)	(8)

Benefit obligation at end of year	816	863	54	65

Change in plan assets:

Plan assets at fair value at beginning of year	480	448	—	—
Actual return on plan assets	(3)	41	—	—
Employer contributions	28	28	—	—
Employee contributions	5	6	—	—
Benefits paid	(17)	(10)	—	—
Effect of settlement	(10)	(12)	—	—
Foreign currency translation adjustments	(10)	(21)	—	—

Plan assets at fair value at end of year	473	480	—	—

Funded status	(343)	(383)	(54)	(65)

	Pension Benefits		Other Long-Term Benefits
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Net amount recognized in the balance sheet consisted of the following:

Non-current assets	8	9	—	—
Current liabilities	(8)	(9)	(3)	(11)
Long-term liabilities	(343)	(383)	(51)	(54)

Net amount recognized	(343)	(383)	(54)	(65)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Other comprehensive loss as at December 31, 2013	91	9	100

Net amount generated/arising in current year	76	—	76
Amortization	(5)	(1)	(6)
Foreign currency translation adjustment	(10)	(1)	(11)

Other comprehensive loss as at December 31, 2014	152	7	159

Net amount generated/arising in current year	3	(2)	1
Amortization	(11)	(1)	(12)

Foreign currency translation adjustment	(7)	(1)	(8)

Other comprehensive loss as at December 31, 2015	137	3	140

In 2016, the Company expects to amortize $8 million of actuarial losses.

The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Accumulated benefit obligations	720	757	41	51

For pension plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $554 million and $291 million, respectively, as of December 31, 2015 and $585 million and $291 million, respectively, as of December 31, 2014. For pension plans with benefit obligations in excess of plan assets, the benefit obligation and fair value of plan assets were $660 million and $309 million, respectively, as of December 31, 2015 and $699 million and $307 million, respectively, as of December 31, 2014.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Service cost	28	27	37	5	7	8
Interest cost	25	28	28	2	2	2
Expected return on plan assets	(22)	(22)	(18)	—	—	—
Amortization of actuarial net loss (gain)	7	3	11	—	2	—
Amortization of prior service cost	1	—	5	—	1	—
Effect of settlement	1	1	1	—	—
Effect of curtailment	—	—	—	(1)	—	(2)

Net periodic benefit cost	40	37	64	6	12	8

The weighted average assumptions used in the determination of the benefit obligation and the plan assets for the pension plans and the other long-term benefits were as follows:

Assumptions	2015	2014
Discount rate	3.19%	3.03%
Salary increase rate	3.07%	2.65%
Expected long-term rate of return on funds for the pension expense of the year	4.44%	4.76%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	2015	2014	2013
Discount rate	3.03%	3.83%	3.43%
Salary increase rate	2.65%	2.82%	2.92%
Expected long-term rate of return on funds for the pension expense of the year	4.76%	4.88%	4.43%

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

The Company’s pension plan asset allocation at December 31, 2015 and at December 31, 2014 is as follows:

	Percentage of Plan Assets at December
Asset Category	2015	2014
Cash	3%	3%
Equity securities	27%	28%
Bonds securities remunerating interest	28%	28%
Real estate	2%	2%
Investments in funds(a)	19%	17%
Other	21%	22%

Total	100%	100%

(a)

Investment in funds are composed for one half of commingled funds mainly invested in corporate bonds for 50%, treasury bonds and notes for 42% and municipal bonds for 8% and for the other half of a multi-strategy funds invested in broadly diversified portfolios of corporate and government bonds, equity, fixed income and derivative instruments.

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2015 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	13	13	—	—
Equity securities	128	5	123	—
Government debt securities	10	10	—	—
Corporate debt securities	123	4	119	—
Investment funds	87	5	82	—
Real estate	11	—	10	1
Other (mainly insurance assets – contracts and reserves)	101	—	—	101

TOTAL	473	37	334	102

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2014 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	17	17	—	—
Equity securities	136	7	129	—
Government debt securities	10	10	—	—
Corporate debt securities	125	4	121	—
Investment funds	80	—	80	—
Real estate	12	—	10	2
Other (mainly insurance assets – contracts and reserves)	100	—	—	100

TOTAL	480	38	340	102

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2015 and December 31, 2015 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2015	102
Contributions (employer and employee)	14
Actual return on plan assets	1
Benefits paid	(3)
Assets sold during the year	(1)
Settlements	(9)
Foreign currency translation adjustment	(2)

December 31, 2015	102

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

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $28 million in both 2015 and 2014 and the Company expects to contribute cash of $28 million in 2016.

The Company’s estimated future benefit payments as of December 2015 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2016	23	3
2017	31	3
2018	25	4
2019	31	6
2020	30	5
From 2021 to 2025	234	24

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $16 million as of December 31, 2015 and $16 million as of December 31, 2014. The annual cost of these plans amounted to approximately $70 million, $81 million and $89 million in 2015, 2014 and 2013, respectively.

15.	SHAREHOLDERS’ EQUITY

15.1 Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2015 the number of shares of common stock issued was 910,967,920 shares (910,797,305 at December 31, 2014).

As of December 31, 2015 the number of shares of common stock outstanding was 878,537,339 (873,939,583 at December 31, 2014).

15.2 Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2007, an option agreement was concluded between the Company and Stichting Continuïteit ST. This option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company, its shareholders and other stakeholders. The preference shares may remain outstanding for no longer than two years. There were no preference shares issued as of December 31, 2015.

15.3 Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 29,520,220 shares in 2008, also reflected at cost, as a reduction of the parent company stockholders’ equity. Additionally, pursuant to a resolution passed at the shareholders’ meeting held on June 13, 2014, the Company repurchased 20,000,000 shares in 2014 under the buy-back program.

As of December 31, 2015, the Company owned a number of treasury shares equivalent to 32,430,581.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of December 31, 2015, 30,489,639 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 4,427,141 in the year ended December 31, 2015.

15.4 Stock option plans

In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares might be granted in installments over a five-year period. The options might be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Company decided in 2005 to accelerate the vesting period of all outstanding unvested stock options. The options expired ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options could be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options vested thirty days after the date of grant and expired ten years after the date of grant.

A summary of the stock option activity for the plans for the three years ended December 31, 2015, 2014 and 2013 follows:

			Exercise Price Per Share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2012	16,690,472	$16.73-$27.21	$21.00

Options forfeited	(8,400,221)	$16.73-$27.21	$19.39
Outstanding at December 31, 2013	8,290,251	$16.73-$27.21	$22.64

Options forfeited	(8,285,951)	$16.73-$27.21	$22.65
Outstanding at December 31, 2014	4,300	$16.73	$16.73

Options forfeited	(4,300)	$16.73	$16.73
Outstanding at December 31, 2015	0	$0	$0

The weighted average remaining contractual life of options outstanding as of December 31, 2014 and 2013 was 0.1 and 0.3 years, respectively.

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

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of grant	Options granted and vested	Options waived at grant
2005	66,000	(15,000)
2006	66,000	(15,000)
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013	No options granted
2014	No options granted
2015	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2015 and December 31, 2014 is presented below:

Year of grant	Outstanding as of 31.12.2013	Exercised	Expired / Cancelled	Outstanding as of 31.12.2014	Exercised	Expired / Cancelled	Outstanding as of 31.12.2015	Shares corresponding to exercised option not yet available for trade as of 31.12.2015
2005	31,115	(9,000)	—	22,115	(22,115)	—	—	—
2006	30,000	(9,000)	—	21,000	(18,000)	—	3,000	—
2007	60,000	(13,500)	—	46,500	(27,000)	—	19,500	—
2008	75,000	(15,000)	—	60,000	(21,000)	—	39,000	—
2009	75,000	—	—	75,000	(30,000)	—	45,000	—
2010	82,500	(7,500)	—	75,000	(30,000)	—	45,000	—
2011	117,500	(20,000)	—	97,500	(15,000)	—	82,500	—
2012	122,500	(20,000)	—	102,500	(7,500)	—	95,000	—

The total intrinsic value of options exercised during the year 2015 amounted to $1 million.

At the Company’s Annual General Meeting of Shareholders held on 21 June 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

15.6 Unvested share awards for the employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for services under the Employee Plan. Until 2012 all the awards were subject to completion of the performance conditions. Starting from 2013, there are two types of unvested shares: (1) shares granted to employees, vesting independently on the performance conditions and (2) shares granted to senior executives, whose vesting is subject to three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of return on net assets compared with budget), each weighting for one third of the total number of awards granted. All the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant (for awards granted until the end of 2012 under the French Subplan 64% vest as of the second anniversary of the grant and 36% as of the third anniversary)). In addition, in 2013 and 2014 there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 22, 2013	2013 CEO Special Bonus	63,848	—	—
July 22, 2013	2013 Employee Plan	5,750,730	—	(1,832,360)
December 18, 2013	2013 Employee Plan	659,515	—	(157,858)
December 27, 2013	2013 Employee Plan	1,800	—	—
July 22, 2014	2014 CEO Special Bonus	34,483	—	—
July 22, 2014	2014 Employee Plan	6,458,435	—	(1,939,222)
December 18, 2014	2014 Employee Plan	500,775	—	(31,332)
July 27, 2015	2015 Employee Plan	6,591,200	—	( *)
December 15, 2015	2015 Employee Plan	370,920	—	( *)

(*)	As at December 31, 2015, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the unvested share activity by plan for the year ended December 31, 2015 is presented below:

Unvested Shares	Outstanding as at December 31, 2014	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Outstanding as at December 31, 2015
2012 CEO Special Bonus	33,620	—	—	—	(33,620)	—
2012 Employee Plan	1,380,204	—	(8,834)	—	(1,371,370)	—
2013 CEO Special Bonus	28,377	21,283	—	—	(21,282)	28,378
2013 Employee Plan	2,872,368	—	(39,408)	—	(1,370,601)	1,462,359
2014 CEO Special Bonus	—	34,483	—	—	(11,494)	22,989
2014 Employee Plan	6,923,705	—	(88,271)	(1,970,554)	(1,618,774)	3,246,106
2015 Employee Plan	—	6,962,120	(30,945)	—	—	6,931,175

Total	11,238,274	7,017,886	(167,458)	(1,970,554)	(4,427,141)	11,691,007

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

The grant date fair value of unvested shares granted to employees under the 2013 Employee Plan was $9.55. For the 2013 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 28, 2014, the Compensation Committee approved the statement that one performance condition was fully met. Consequently, the compensation expense recorded on the 2013 Employee Plan reflects the statement that one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2014 CEO Special Bonus Plan was $9.35. On the 2014 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2014 Employee Plan was $9.23. On the 2014 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On March 24, 2015, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, one performance condition was fully met. Consequently, the compensation expense recorded on the 2014 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions - one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to employees under the 2015 Employee Plan was $7.62. On the 2015 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. Moreover, for the portion of the shares subject to performance conditions (2,993,150 shares) the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2015, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that one third of the awards subject to performance conditions are expected to vest. Consequently, the compensation expense recorded for the 2015 Employee Plan reflects the vesting of one third of the awards granted with performance conditions, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2016.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	December 31, 2015	December 31, 2014	December 31, 2013
Cost of sales	7	6	5
Selling, general and administrative	17	16	13
Research and development	14	14	8

Total pre-payroll tax and social contribution compensation	38	36	26

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at each of December 31, 2015, 2014 and 2013. As of December 31, 2015 there was $39 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 9 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $2 million, $1 million and $5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

15.7 Accumulated other comprehensive income (loss) attributable to parent company stockholders

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2015, 2014 and 2013:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2012	26	(1)	(207)	932	750
Cumulative tax impact	(2)	(3)	49	—	44

December 31, 2012, net of tax	24	(4)	(158)	932	794

OCI before reclassifications	40	2	82	104	228
Amounts reclassified from AOCI	(28)	—	14	—	(14)
Impact of ST-Ericsson deconsolidation	—	—	11	49	60
OCI for the year ended December 31, 2013	12	2	107	153	274
Cumulative tax impact	(3)	3	(26)	—	(26)
OCI for the year ended December 31, 2013, net of tax	9	5	81	153	248

December 31, 2013	38	1	(100)	1,085	1,024

Cumulative tax impact	(5)	—	23	—	18

December 31, 2013, net of tax	33	1	(77)	1,085	1,042

OCI before reclassifications	(116)	1	(76)	(272)	(463)
Amounts reclassified from AOCI	2	—	6	—	8
OCI for the year ended December 31, 2014	(114)	1	(70)	(272)	(455)
Cumulative tax impact	5	—	21	—	26
OCI for the year ended December 31, 2014, net of tax	(109)	1	(49)	(272)	(429)

December 31, 2014	(76)	2	(170)	813	569

Cumulative tax impact	—	—	44	—	44

December 31, 2014, net of tax	(76)	2	(126)	813	613

OCI before reclassifications	(117)	—	(2)	(202)	(321)
Amounts reclassified from AOCI	170	—	12	(10)	172
OCI for the year ended December 31, 2015	53	—	10	(212)	(149)
Cumulative tax impact	—	—	(4)	—	(4)
OCI for the year ended December 31, 2015, net of tax	53	—	6	(212)	(153)

December 31, 2015	(23)	2	(160)	601	420

Cumulative tax impact	—	—	40	—	40

December 31, 2015, net of tax	(23)	2	(120)	601	460

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2015, 2014 and 2013 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2015	Amounts reclassified from AOCI in the year ended December 31, 2014	Amounts reclassified from AOCI in the year ended December 31, 2013	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	(105)	(1)	16	Cost of sales
Foreign exchange derivative contracts	(14)	(1)	3	Selling, general and administrative
Foreign exchange derivative contracts	(51)	—	14	Research and development
	—	—	(4)	Income tax benefit (expense)

	(170)	(2)	29	Net of tax

Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	—	—	(1)	Cost of sales
Amortization of actuarial gains (losses)	(5)	(1)	(5)	Selling, general and administrative
Amortization of actuarial gains (losses)	(6)	(4)	(6)	Research and development
Amortization of prior service cost	—	—	(1)	Selling, general and administrative
Amortization of prior service cost	(1)	(1)	(4)	Research and development
	4	1	5	Income tax benefit (expense)

	(8)	(5)	(12)	Net of tax

Foreign currency translation adjustment
Realized gain on disposal of investments	10	—	—	Income (loss) on equity-method investments
	—	—	—	Income tax benefit (expense)

	10	—	—	Net of tax

Total reclassifications for the year	(168)	(7)	17

Attributable to noncontrolling interest	—	—	(2)

Attributable to the Company’s stockholders	(168)	(7)	15

15.8 Dividends

The Annual General Meeting of Shareholders held on May 27, 2015 authorized the distribution of a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. $88 million corresponding to the first installment, $88 million corresponding to the second installment and $78 million corresponding to the third installment were paid during 2015. The remaining portion of $9 million related to the third installment and the fourth installment of $88 million are to be paid in the first quarter of 2016 and are reported as “Dividends payable to stockholders” on the consolidated balance sheet as at December 31, 2015.

The Supervisory Board held on December 4, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be paid in December 2014 and March 2015, respectively. The first payment, totaling $87 million, was executed in December 2014 and January 2015. The second payment, totalling $87 million, was executed in March and April 2015.

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

The Extraordinary General Meeting of Shareholders held on December 2, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2013 and $0.10 in the first quarter of 2014, to be paid in December 2013 and March 2014, respectively. The first payment, totaling $89 million, was executed in December 2013. The remaining $0.10 per share cash dividend to be paid in the first quarter of 2014 totalled $89 million and was reported as “Dividends payable to stockholders” on the consolidated balance sheet as at December 31, 2013.

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

16.	EARNINGS PER SHARE

For the years ended December 31, 2015, 2014 and 2013, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Basic EPS
Net income (loss) attributable to parent company	104	128	(500)
Weighted average shares outstanding	876,510,959	886,532,167	889,541,922
Basic EPS	0.12	0.14	(0.56)

Diluted EPS
Net income (loss) attributable to parent company	104	128	(500)
Convertible debt interest	—	—	—
Net income (loss) attributable to parent company adjusted	104	128	(500)
Weighted average shares outstanding	876,510,959	886,532,167	889,541,922
Dilutive effect of stock awards	4,043,813	3,278,537	—

Number of shares used in calculating diluted EPS	880,554,772	889,810,704	889,541,922

Diluted EPS	0.12	0.14	(0.56)

In 2015, there were no outstanding stock-options including anti-dilutive shares. In 2014, outstanding stock-options have included anti-dilutive shares totalling 4,300 shares. In 2013, if the Company had reported income, outstanding stock options would have included anti-dilutive shares totalling approximately 8,290,251 shares.

The convertible bonds issued on July 3, 2014, as detailed in Note 13 had no impact on the diluted EPS computation as of 31 December 2015 since the contingently conversion features were out-of-the-money.

17.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Research and development funding	144	231	57
Phase-out and start-up costs	(5)	(16)	(4)
Exchange gain, net	2	4	8
Patent costs, net of reversal of unused provisions	3	(28)	(40)
Gain on sale of businesses and non-current assets	18	24	83
Other, net	2	(8)	(9)

Total	164	207	95

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

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 23.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets is mostly related to the sale of non-strategic assets, as described in Note 9. Gain on sale of businesses and non-current assets for the year 2014 was mainly related to the sale of the Smart Connectivity Business (Display Port products) while in 2013 it was mainly related to the sale of the Global Navigation System (GNSS) and the Portland Compiler Group (PGI).

18.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2015, 2014 and 2013 are summarized as follows:

Year ended December 31, 2015	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
$600-650 million net opex plan	—	—	(2)	(2)
Manufacturing consolidation	—	(1)	(10)	(11)
EPS restructuring plan	—	(36)	—	(36)
Long-lived asset impairment charge(16)		—	—	(16)

Total	(16)	(37)	(12)	(65)

Year ended December 31, 2014	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
$600-650 million net opex plan	—	(17)	(7)	(24)
Manufacturing consolidation	—	(8)	(4)	(12)
EPS restructuring plan	—	(16)	(14)	(30)
Long-lived asset impairment charge	(24)	—	—	(24)

Total	(24)	(41)	(25)	(90)

Year ended December 31, 2013	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
ST-Ericsson restructuring plans	—	(6)	(3)	(9)
ST-Ericsson exit	(17)	(69)	—	(86)
Digital restructuring plan	(2)	(1)	(2)	(5)
$600-650 million net opex plan	—	(88)	—	(88)
Manufacturing consolidation	(29)	(8)	—	(37)
Goodwill and other intangible impairment charge	(56)	—	—	(56)
Assets held for sale impairment	(5)	—	—	(5)
Other restructuring initiatives	—	(6)	—	(6)

Total	(109)	(178)	(5)	(292)

Impairment charges

In 2015, the Company recorded impairment charges of $16 million, of which $13 million following the annual impairment test performed in the third quarter, as detailed in Note 8, and $3 million for other acquired intangible assets for which there was no alternative future use.

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

Restructuring charges and other related closure costs

The Company was engaged in 2015 in three major restructuring plans, the $600-650 million net opex plan, the Manufacturing consolidation plan and the EPS restructuring plan which are described hereafter.

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

In 2015, the Company incurred restructuring charges and other related closure costs for $49 million corresponding to:

•	$2 million for the $600-650 million net opex plan corresponding to a change in estimates on a contract termination provision;

•

$11 million for the Manufacturing consolidation plan corresponding to $1 million for employee termination benefits and $10 million corresponding to a grant clawback pursuant to the closure of operations in Longgang, China;

•

$36 million for the EPS restructuring plan, net of adjustments for unused provision, corresponding primarily to employee voluntary termination benefits and including termination fees in connection with the exit from the IBM technology alliance and contract termination costs.

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

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2013 to December 31, 2015 are summarized as follows:

	$600-650 million net opex plan	Digital restructuring plan	Manufacturing consolidation	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2013	46	6	10	—	14	76

Charges incurred in 2014	25	—	12	31	—	68
Adjustments for unused provisions	(1)	—	—	(1)	—	(2)
Amounts paid	(58)	(6)	(17)	(2)	(3)	(86)
Advances not refunded upon contract termination	—	—	—	(13)	—	(13)
Currency translation effect	(1)	—	—	—	—	(1)

Provision as at December 31, 2014	11	—	5	15	11	42

Charges incurred in 2015	2	—	11	43	—	56

Adjustments for unused provisions	—	—	—	(7)	—	(7)

Amounts paid	(5)	—	(5)	(33)	(2)	(45)

Receivables not collected upon contract termination	—	—	(4)	—	—	(4)

Longgang deconsolidation	—	—	(6)	—	—	(6)

Currency translation effect	(2)	—	—	—	—	(2)

Provision as at December 31, 2015	6	—	1	18	9	34

An amount of $26 million is expected to be paid within twelve months, as detailed in Note 12.

The $600-650 million net opex plan resulted in a total charge of $114 million. The plan was substantially completed in 2014.

The Digital restructuring plan resulted in a total charge of $16 million, excluding impairments. The plan was completed in 2013.

The Manufacturing consolidation plan resulted in a total charge of $31 million, excluding impairments. The plan was completed in 2015.

The EPS restructuring plan, which was expected to result in pre-tax charges in the range of $65 million and $70 million, resulted in a total charge of $66 million. The plan was substantially completed in 2015.

In 2015, total amounts paid for restructuring and related closure costs amounted to $45 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

19.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Income	18	12	18
Expense	(40)	(30)	(23)

Total	(22)	(18)	(5)

Net interest included charges related to the sale of trade and other receivables. Interest expense recorded in 2015 included a $24 million charge on the senior unsecured convertible bonds issued in July 2014, of which $20 million was a non-cash interest expense resulting from the accretion of the discount on the liability component.

No borrowing cost was capitalized in 2015, 2014 and 2013. Interest income on government Bonds and floating rate notes classified as available-for-sale marketable securities amounted to $6 million for the year ended December 31, 2015, $2 million for the year ended December 31, 2014 and less than $1 million for the year ended December 31, 2013.

20.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Income (loss) recorded in The Netherlands	(18)	(9)	(30)
Income (loss) from foreign operations	107	115	(562)

Income (loss) before income tax benefit (expense)	89	106	(592)

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
The Netherlands Taxes – current	5	—	5
Foreign taxes – current	(43)	(50)	(54)

Total current taxes	(38)	(50)	(49)

The Netherlands Taxes – deferred	—	—	—
Foreign taxes – deferred	59	73	12

Total deferred taxes	59	73	12

Income tax benefit (expense)	21	23	(37)

Effective tax rate	-24%	-21%	-6%

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2015, 2014 and 2013, and the effective income tax rate are the following:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Income tax benefit (expense) computed at statutory rate	(23)	(26)	148
Non-deductible and non-taxable permanent differences, net	(18)	8	(2)
Income (loss) on equity-method investments	—	(11)	(31)
Valuation allowance adjustments	1	26	(83)
Current year credits	44	53	60
Other tax and credits	(13)	8	(42)
Benefits from tax holidays	42	65	18
Net impact of changes to uncertain tax positions	8	(92)	(33)
Earnings of subsidiaries taxed at different rates	(20)	(8)	(72)

Income tax benefit (expense)	21	23	(37)

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.05, $0.07 and $0.02 for the years ended December 31, 2015, 2014, and 2013, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2022. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2015	December 31, 2014
Tax loss carryforwards and investment credits	827	908
Less unrecognized tax benefit	(180)	(238)

Tax loss carryforward net of unrecognized tax benefit	647	670
Inventory valuation	22	15
Impairment and restructuring charges	15	16
Fixed asset depreciation in arrears	44	39
Capitalized development costs	80	63
Receivables for government funding	5	13
Tax credits granted on past capital investments	1,156	1,147
Pension service costs	73	82
Stock awards	—	5
Commercial accruals	21	15
Other temporary differences	86	78

Total deferred tax assets	2,149	2,143
Valuation allowances	(1,585)	(1,607)

Deferred tax assets, net	564	536

Accelerated fixed asset depreciation	(16)	(26)
Acquired intangible assets	(11)	(11)
Advances of government funding	(16)	(23)
Other temporary differences	(8)	(3)

Deferred tax liabilities	(51)	(63)

Net deferred income tax asset	513	473

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

As of December 31, 2015, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2016, as follows:

Year
2016	24
2017	12
2018	89
2019	79
2020	17
Thereafter	606

Total	827

The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that jurisdiction on a pro rata basis. The “Tax credits granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 0.17% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

The amounts of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $(3) million and $24 million in 2015 and 2014, respectively. They were related primarily to the tax effects of the recognized unfunded status on defined benefits plan.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $626 million as at December 31, 2015. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no significant tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company.

A reconciliation of 2015, 2014 and 2013 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Balance at beginning of year	313	255	227
Additions based on tax positions related to the current year	38	51	52
Additions for tax positions of prior years	—	43	27
Reduction for tax positions of prior years	(48)	(2)	(48)
Reduction due to ST-Ericsson deconsolidation	—		(8)
Settlements	(48)		—
Prepayment	(3)	(5)	(1)
Reductions due to lapse of statute of limitations	(1)	—	—
Foreign currency translation	(25)	(29)	6

Balance at end of year	226	313	255

At December 31, 2015 and 2014, $180 million and $238 million, respectively, of unrecognized tax benefits were classified as a reduction of deferred tax assets. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income, they were $5 million in 2015, $27 million in 2014 and not material in the previous years. At December 31, 2015 and 2014, interest and penalties amounted to $9 million and $32 million respectively.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1996 to 2014.

21.	COMMITMENTS

The Company’s commitments as of December 31, 2015 were as follows:

In millions of U.S. dollars	Total	2016	2017	2018	2019	2020	Thereafter
Operating leases	191	48	35	24	15	13	56
Purchase obligations	468	377	65	23	3	—	—
of which:
Equipment purchase	149	149	—	—	—	—	—
Foundry purchase	101	101	—	—	—	—	—
Software, design, technologies and licenses	218	127	65	23	3	—	—
Other obligations	431	206	179	35	6	5	—

Total	1,090	631	279	82	24	18	56

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2016 to 2020 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $56 million for the year ended December 31, 2015, $66 million for the year ended December 31, 2014 and $83 million for the year ended December 31, 2013.

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

As of December 31, 2015, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

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

Financial risk management is carried out by a central treasury department (Corporate Treasury). Additionally, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

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

It is the Company’s policy to have the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Company, which consists in the balance sheet positions and other contractually agreed transactions, is always close to zero and any movement in the foreign exchange rates will not therefore influence the exchange effect on items of the consolidated statement of income. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

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

The notional amount of these financial instruments totaled $372 million, $286 million and $319 million at December 31, 2015, 2014 and 2013, respectively. The principal currencies covered are the Euro, the Singapore dollar, the Swiss franc, the Indian rupee, the China Yuan Renminbi, the Moroccan dirham and the British pound.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2015 have remaining terms of 4 days to 11 months, maturing on average after 31 days.

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

For the year ended December 31, 2015, the Company recorded an increase in cost of sales of $105 million and an increase in operating expenses of $65 million, related to the realized losses incurred on such hedged transactions. For the year ended December 31, 2014, the Company recorded an increase in cost of sales of $1 million and an increase in operating expenses of $1 million, related to the realized losses incurred on such hedged transactions. For the year ended December 31, 2013, the Company recorded a decrease in cost of sales and operating expenses of $16 million and $17 million, respectively, related to the realized gain incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2015, 2014 and 2013.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,449 million, $1,386 million and $1,702 million at December 31, 2015, 2014 and 2013, respectively. The forecasted transactions hedged at December 31, 2015 were determined to have a high probability of occurring.

As of December 31, 2015, $24 million of deferred losses on derivative instruments included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2015 have remaining terms of 5 days to 20 months, maturing on average after 141 days.

As at December 31, 2015, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	243	342

Currency collars	268	401

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	118

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

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2015 and December 31, 2014 is presented in the table below:

	As at December 31, 2015		As at December 31, 2014
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	3	Other current assets	—
Currency collars	Other non-current assets	1	Other non-current assets	—
Currency collars	Other current assets	1	Other current assets	—

Total derivatives designated as a hedge		5		—

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	1

Total derivatives not designated as a hedge:		1		1

Total Derivatives		6		1

	As at December 31, 2015		As at December 31, 2014
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(18)	Other payables and accrued liabilities	(43)
Currency collars	Other payables and accrued liabilities	(6)	Other payables and accrued liabilities	(28)

Total derivatives designated as a hedge		(24)		(71)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(2)

Total derivatives not designated as a hedge:		(1)		(2)

Total Derivatives		(25)		(73)

The effect on the consolidated statements of income for the year ended December 31, 2015 and December 31, 2014 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2015 and December 31, 2014 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2015	December 31, 2014		December 31, 2015	December 31, 2014
Foreign exchange forward contracts	(14)	(30)	Cost of sales	(63)	2
Foreign exchange forward contracts	(1)	(5)	Selling, general and administrative	(8)	0
Foreign exchange forward contracts	(4)	(10)	Research and development	(29)	3
Currency options	—	—	Cost of sales	—	(1)
Currency collars	(3)	(20)	Cost of sales	(42)	(2)
Currency collars	—	(4)	Selling, general and administrative	(6)	(1)
Currency collars	(1)	(7)	Research and development	(22)	(3)

Total	(23)	(76)		(170)	(2)

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2015 and December 31, 2014. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the year ended December 31, 2015 and December 31, 2014 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain recognized in earnings	Gain recognized in earnings
		December 31, 2015	December 31, 2014
Foreign exchange forward contracts	Other income and expenses, net	11	10
Total		11	10

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2015 liabilities totalling

$6 million (a gross amount of $1 million recognized assets offset with a liability of $7 million) and assets totalling $2 million (a gross amount of $2 million recognized liabilities offset with assets of $4 million). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $4 million and liabilities of $19 million as at December 31, 2015.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2015 and 2014, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash equivalents and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Company’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Company’s investments with net cash provided from operating activities.

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

Consistent with others in the industry, the Company monitors capital on the basis of the net debt-to-equity ratio. This ratio is calculated as the net financial position of the Company, defined as the difference between total cash position (cash and cash equivalents, marketable securities – current and non-current – and current restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company stockholders’ equity.

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2015:

		Fair Value Measurements using
	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury Bonds	335	335	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	(19)	—	(19)	—

Total	335	354	(19)	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2014:

		Fair Value Measurements using
	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury Bonds	334	334	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	(71)	—	(71)	—
Derivative instruments not designated as a hedge	(1)	—	(1)	—

Total	281	353	(72)	—

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at December 31, 2015 and December 31, 2014.

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

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2015 and December 31, 2015 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2015	—
Assets held for sale	1

December 31, 2015	1

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	—

The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using entity-specific information. The impairment on intangible assets, which were fully impaired, recorded in 2015 totalled $16 million. During the third quarter of 2015, the Company evaluated the recoverability of goodwill and other intangible assets, including acquired technologies. To determine fair value and measure impairment losses, if any, the Company used an income approach, which was based on cash flow projections expected to result from the use or potential sale of these assets. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

The Company evaluated for impairment the aggregate carrying amount of cost-method investments as part of the annual impairment test performed in the third quarter of 2015. No impairment charge was recorded on these investments. Following identified changes in circumstances in 2014 evidencing that there may have been a significant adverse effect on the fair value of certain cost-method investments, $3 million of the aggregate carrying amount of these investments was evaluated for impairment in 2014, which generated an other-than-temporary impairment charge of $3 million, reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2014.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2015 and 2014:

	2015			2014
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents (1)	1	1,099	1,099	1,271	1,271
Long-term debt
- Bank loans (including current portion)	2	708	708	917	917
- Senior unsecured convertible bonds (2)	1	904	960	888	967

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)

The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $121 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds.

No securities were in an unrealized loss position as at December 31, 2015 and December 31, 2014.

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

24.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Sales & other services	7	24	118
Research and development expenses	—	—	121
Other purchases	65	24	71
Accounts receivable	8	22	12
Accounts payable	61	56	82

For the years ended December 31, 2015, 2014 and 2013, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: BESI, Flextronics, MicroOLED, Soitec, Oracle, Thales and Technicolor. The related party transactions presented in the table above also include transactions between the Company and its equity-method investments as listed in Note 10.

Until the sale of its ST-Ericsson AT SA (“JVD”) shares to Ericsson on August 2, 2013, leading to the de-recognition of its equity investment in JVD, the Company purchased R&D services from JVD ($121 million in 2013).

The Company made a contribution of $0.5 million for the years ended December 31, 2015, 2014 and 2013 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

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

During 2015, the Company’s segments were organized as follows:

•	Sense & Power and Automotive Products (SP&A), comprised of the following product lines:

•	Automotive (APG);

•	Industrial & Power Discrete (IPD);

•	Analog, MEMS and Sensors (AMS); and

•	Other SP&A.

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

•	Digital Product Group (DPG), combining the former Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP);

•	Microcontrollers, Memory & Secure MCU (MMS); and

•	Other EPS.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. Subsystems net revenues and related costs are reported in “Others”.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. As of the first quarter of 2015, the Company’s internal policy regarding unallocated costs was amended to allocate unused capacity charges to the Company’s product lines. Comparative numbers have been restated accordingly. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the Company’s product lines proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are transferred to the product groups’ profit and loss based on actual cost. From time to time, on specific technologies, wafer costs are transferred to product groups based on market price to promote the utilization of the fabs.

Net revenues by product segment and by product line:

	December 31, 2015	December 31, 2014	December 31, 2013
Automotive (APG)	1,727	1,807	1,668
Industrial & Power Discrete (IPD)	1,706	1,865	1,801
Analog, MEMS and Sensors (AMS)	968	1,102	1,306

Sense & Power and Automotive Products (SP&A)	4,401	4,774	4,775

Digital Products Group (DPG)	857	1,086	1,901
Microcontrollers, Memory & Secure MCU (MMS)	1,616	1,507	1,367
Other EPS	—	15	1

Embedded Processing Solutions (EPS)	2,473	2,608	3,269

Total net revenues of product segments	6,874	7,382	8,044

Others (1)	23	22	38

Total consolidated net revenues	6,897	7,404	8,082

(1)	Includes revenues from sales of Subsystems, sales of materials and other products not allocated to product segments.

Operating income (loss) by product segment:

	December 31, 2015	December 31, 2014	December 31, 2013
Sense & Power and Automotive Products (SP&A)	286	435	248
Embedded Processing Solutions (EPS)	(110)	(144)	(409)

Total operating income (loss) of product segments	176	291	(161)

Others (1)	(67)	(123)	(304)

Total consolidated operating income (loss)	109	168	(465)

(1)

Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	December 31, 2015	December 31, 2014	December 31, 2013
Total operating income (loss) of product segments	176	291	(161)
Strategic and other research and development programs	(5)	(7)	(15)
Phase-out and start-up costs	(5)	(16)	(5)
Impairment, restructuring charges and other related closure costs	(65)	(90)	(292)
Other non-allocated provisions(1)	8	(10)	8

Total operating loss Others	(67)	(123)	(304)

Total consolidated operating income (loss)	109	168	(465)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2015, 2014 and 2013. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31, 2015	December 31, 2014	December 31, 2013
The Netherlands	1,667	1,905	1,860
France	169	200	289
Italy	58	61	78
USA	1,039	1,003	1,041
Singapore	3,606	3,831	3,860
Japan	332	368	420
Other countries	26	36	534

Total	6,897	7,404	8,082

Property, plant and equipment

	December 31, 2015	December 31, 2014
The Netherlands	383	384
France	584	777
Italy	496	555
Other European countries	108	117
USA	8	7
Singapore	276	302
Malaysia	170	180
Other countries	296	325

Total	2,321	2,647

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency – millions of U.S. dollars)
2015
Accounts Receivable	8	0	2	(3)	7
Deferred Tax Assets	1,607	(28)	24	(18)	1,585

2014
Accounts Receivable	9	—	1	(2)	8
Deferred Tax Assets	1,454	(30)	201	(18)	1,607

2013
Accounts Receivable	10	—	2	(3)	9
Deferred Tax Assets	1,634	7	67	(254)	1,454

S-1